UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. ____)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

JCI Limited
(Name of Subject Company)

____
(Translation of Subject Company's Name into English (if applicable))

The Republic of South Africa
(Jurisdiction of Subject Company's Incorporation or Organization)

Randgold & Exploration Company Limited
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

Not Applicable
(CUSIP Number of Class of Securities (if applicable))

Roger Patrick Pearcey, 10 Benmore Road, Morningside, Sandton, 2146 (P O Box 650905, Benmore, 2010), The Republic of South Africa, +27 11 269 8400
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

December 5, 2008
(Date Tender Offer/Rights Offering Consummated)

PART I --INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) The Circular, dated December 5, 2008, of Randgold & Exploration Company Limited (the "Randgold Circular") is attached as Exhibit 1 hereto and is incorporated herein by reference. The Circular contains forward-looking statements and includes cautionary statements identifying important factors that could cause actual results to differ materially from those anticipated.

(b) Not applicable.

Item 2. Informational Legends

The required legend is included on the cover page of the Randgold Circular incorporated by reference in Item 1 hereto.

PART II --INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit

2 Certificate of Incorporation of Randgold & Exploration Company Limited, dated September 29, 1992.

3 Articles of Association of Randgold & Exploration Company Limited, dated September 29, 1992.

4 Memorandum of Association of Corgroup (Neptune) Investments Limited, dated November 24, 1969.

5 Articles of Association of Corgroup (Neptune) Investments Limited, dated November 24, 1969.

6 Memorandum and Articles of Association of Soundprops 71 (Proprietary) Limited, dated August 17, 1992, as amended May 3, 1993.

7 Articles of Association of First Westgold Mining (Proprietary) Limited, dated May 25, 1993.

8 Special Resolution of First Westgold Mining (Proprietary) Limited, dated August 23, 1995.

9 Memorandum of Association of Free State Development and Investment Corporation Limited, dated February 11, 1944.

10 Articles of Association of Free State Development and Investment Corporation Limited, dated October 25, 2001.

11 Certificate of Incorporation and Articles and Memorandum of Association of Goldridge Mining Company (Proprietary) Limited, dated October 4, 1974.

12 Memorandum of Association of Seltrust Mining Ventures (Proprietary) Limited, dated February 8, 1944.

13 Certificate of Incorporation and Articles and Memorandum of Association of Seltrust Mining Ventures (Proprietary) Limited, dated October 29, 1985.

14 Certificate of Incorporation and Articles and Memorandum of Association of Minrico Limited, dated September 29, 1999.

15 Memorandum and Articles of Association of Pan-African Exploration Syndicate Limited, dated January 10, 1913.

16 Amended Articles of Association of Pan-African Exploration Syndicate Limited, dated September 8, 1983.

17 Memorandum of Association of Randgold Prospecting & Mineral Holdings Limited, dated November 4, 1992.

18 Articles of Association of Randgold Prospecting & Mineral Holdings Limited, dated October 30, 1992.

19 Articles of Association of Rand Mines Lands Limited, dated January 1, 2001.

20 Memorandum and Articles of Association of Ashbourne Investments (Proprietary) Limited, dated November 25, 1948, as amended June 8, 1964 by Special Resolution.

21 Special Resolution of Ashbourne Investments (Proprietary) Limited, changing corporate name to Southern Holdings Limited and amending the Articles and Memorandum of Association, dated October 24, 2000.

22 Memorandum of Association of Versatex Trading 446 (Proprietary) Limited, dated September 4, 2002.

23 Articles of Association of Versatex Trading 446 (Proprietary) Limited, dated September 4, 2002.

24 Memorandum of Association of Consolidated African Mines Limited, dated June 9, 1954.

25 Memorandum and Articles of Association of Continental Base Metal Mining Company (Proprietary) Limited, dated August 12, 1985.

26 Certificate to Commence Business, Certificate of Incorporations, and Memorandum of Association of Bentonite Nominees Limited, dated April 28, 1969.

27 Articles of Association of Doornrivier Minerals Limited, dated November 18, 1983.

28 Debenture Subscription Agreement, dated January 6, 2004, between JCI Limited, Umoya Holdings (Proprietary) Limited, Itsuseng Investments (Proprietary) Limited, Newline Investments 120 (Proprietary) Limited, Ikamva Investment Holdings (Proprietary) Limited, and Kovacs Investments 608 (Proprietary) Limited, as amended by agreement between JCI Limited, Umoya Holdings (Proprietary) Limited, Itsuseng Investments (Proprietary) Limited, Newline Investments 120 (Proprietary) Limited, Ikamva Investment Holdings (Proprietary) Limited, and Kovacs Investments 608 (Proprietary) Limited.

29 Debenture Subscription Agreement, dated October 20, 2008, between JCI Limited, Kovacs Investments 608 (Proprietary) Limited, and Itsuseng Investments (Proprietary) Limited.

30 Shareholder Agreement, dated October 26, 2005, between the Trustees for the Time Being of the Dudley Trust, Bosch Trading Limited, Citation Holdings S.A., Kovacs Investments 608 (Proprietary) Limited, Rocketship Properties (Proprietary) Limited, the Trustees for the Time Being of the Harold Johnson Family Trust, and Boschendal Limited.

31 Sale of Shares Agreement, dated August 7, 2003, between Randgold & Exploration Company, Limited, Equitant Trading (Proprietary) Limited, and Phikoloso Mining (Proprietary) Limited.

32 Sale of Cue Incident Shares Agreement, dated May 31, 2005, between Consolidated Mining Management Services Limited and Mvelaphanda Holdings (Proprietary) Limited.

33 Sale of Shares Agreement, dated February 18, 2008, between Futuremed Pharmaceuticals (Proprietary) Limited, JCI Limited, and Bioclones (Proprietary) Limited.

34 Sale of Shares Agreement, dated April 10, 2008, between JCI Gold Limited and Mowana Investments (Proprietary) Limited.

35 Sale of Shares Agreement, dated October 21, 2008, between JCI Limited, Garry John Fromentin, Lyons Property Solutions (Proprietary) Limited, Lyons Corporate Real Estate (Proprietary) Limited, and Lyons Financial Solution Holdings (Proprietary) Limited.

36 Share Purchase Agreement, dated April 10, 2008, between Cytos Limited, Maitland Nominees Limited, and Maitland Services Limited.

37 Loan Agreement, dated June 4, 2008, between Nedbank Limited and Boschendal Limited.

38 Nomination Agreement, dated October 14, 2004, between JCI Limited and Consolidated Mining Management Services Limited.

39 Memorandum of Mediation Agreement, dated April 7, 2006, between Randgold & Exploration Company Limited and JCI Limited.

40 Memorandum of Agreement regarding Mediation between Randgold & Exploration Company Limited, JCI Limited, SF Burger, HE Wainer, and C Nupen, dated May 14, 2008.

41 Asset Sale Agreement, dated June 2, 2008, between Rocketship Properties (Proprietary) Limited, IFA Boschendal Investments (Proprietary) Limited, Kovacs Investments 608 (Proprietary) Limited, and Citation Holdings S.A.

42 Memorandum of Agreement, dated July 26, 2007, between Gold Fields Limited, Western Areas Limited, Free State Development and Investment Corporation Limited, Goldridge Gold Mining Company (Proprietary) Limited, JCI Limited, JCI Gold Limited, JCI Investment Finance (Proprietary) Limited, Jubilee Prospectors Limited, Randgold & Exploration Limited, and Barnato Exploration Limited.

43 Employment Contract, dated August 17, 2005, between Randgold & Exploration Company and Peter Henry Grey.

44 Employment Contract, dated November 8, 2005, between Randgold & Exploration Company and Roger Patrick Pearcey.

45 Employment Contract, dated October 23, 2008, between Randgold & Exploration Company and Marais Steyn.

46 Final Report on Limited Investigation into the Trade, Dealings, Affairs, or Property of the Randgold & Exploration Company Limited.

47 Investigation of transactions performed by Consolidated Mining Management Services Limited and JCI Limited Volume I.

48 Investigation of transactions performed by Consolidated Mining Management Services Limited and JCI Limited Volume II.

49 Investigation of transactions performed by Consolidated Mining Management Services Limited and JCI Limited Volume III.

50 Forensic Investigation: First Interim Progress Report, dated October 25, 2005.

51 Forensic Investigation: Second Interim Progress Report, dated November 3, 2005.

52 Forensic Investigation: Third Interim Progress Report, dated November 15, 2005.

53 Forensic Investigation: Fourth Interim Progress Report, dated December 7, 2005.

54 Forensic Investigation: Fifth Interim Progress Report, dated January 26, 2006.

55 Forensic Investigation: Sixth Interim Progress Report, dated February 21, 2006.

56 Letter from KPMG to the Securities Regulation Panel regarding Section 440D of the Companies Act, dated January 18, 2008.

57 Valuation Report of Residual Properties of Boschendal Limited, dated May 23, 2008.

58 Mineral Asset Valuation Report on the Du Preez Leger Project.

59 Environmental Management Plan associated with Mining Permit Application for Du Preez Leger Project, dated August 1, 2005.

60 Press Release by Randgold and JCI, dated February 28, 2007, titled "Statement by the Mediators."

61 Press Release by Randgold and JCI, dated March 5, 2007, titled "In the Mediation Between: Press Release by Randgold and JCI, dated March 7, 2007, titled "Joint announcement to R&E and JCI shareholders relating to a statement by the mediators in the mediation between the companies; a postscript thereto and further renewal of cautionary announcement."

62 Press Release by Randgold and JCI, dated March 7, 2007, titled "Statement by the Mediators."

63 Press Release by Randgold and JCI, dated March 15, 2007, titled "Shareholder update on the settlement and/or merger negotiations between R&E and JCI (collectively "the companies" or "both companies") and further renewal of cautionary announcement."

64 Press Release by Randgold and JCI, dated April 4, 2007, titled "Joint Announcement by R&E and JCI a Proposal for the Merger of the Companies."

65 Press Release by Randgold and JCI, dated April 23, 2007, titled "Joint Announcement by R&E and JCI (Collectively "The Companies" or "Both Companies") A Proposal for the Merger of the Companies and Further Renewal of Cautionary Announcement."

66 Press Release by Randgold and JCI, dated June 11, 2007, titled "Joint Cautionary Announcement."

67 Press Release by Randgold and JCI, dated June 29, 2007, titled "Request for Submissions."

68 Press Release by Randgold and JCI, dated July 20, 2007, titled "Joint Announcement – Update on Application to SRP regarding Proposed Merger."

69 Press Release by Randgold and JCI, dated October 31, 2007, titled, "Results of General Meeting."

70 Press Release by JCI, dated December 13, 2007, titled "NAV as at 31 March 2007 – Auditors provide limited assurance."

71 Press Release by Randgold and JCI, dated April 4, 2008, titled "Update to Shareholders."

72 Press Release by Randgold and JCI, dated April 4, 2008, titled "Draft Merger Circulars Submitted."

73 Press Release by Randgold and JCI, dated July 18, 2008, titled "Proposed Settlement Agreement and Renewal of Cautionary Announcement."

74 Press Release by Randgold and JCI, dated July 22, 2008, titled "Proposed Settlement Agreement and Renewal of Cautionary Announcement."

75 Press Release by Randgold and JCI, dated July 24, 2008, titled "Update to Shareholders."

76 Press Release by Randgold and JCI, dated July 31, 2008, titled "Memorandum of Understanding between R&E and JCI."

77 Press Release by Randgold, dated August 26, 2008, titled "Update to shareholders and renewal of cautionary announcement R&E claims against JCI Limited ("JCI")."

78 Press Release by JCI, dated August 27, 2008, titled "Mediation Process with Randgold & Exploration Company Limited Further Cautionary Announcement."

79 Press Release by Randgold, dated October 14, 2008, titled "Further Cautionary Announcement."

80 Press Release by Randgold, dated October 31, 2008, titled "Further Renewal of Cautionary Announcement."

81 Press Release by Randgold, dated November 6, 2008, titled "R&E and JCI resume Merger Talks."

PART III --CONSENT TO SERVICE OF PROCESS

The person furnishing this Form filed with the U.S. Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X on the date hereof.

PART IV –SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RANDGOLD & EXPLORATION COMPANY LIMITED

By: /s/ Roger Patrick Pearcey
Name: Roger Patrick Pearcey
Title: Company Secretary

Date: December 8, 2008

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

EXHIBITS

TO

FORM CB

RANDGOLD & EXPLORATION COMPANY LIMITED

(Exact name of registrant as specified in its charter)

VOLUME 1 OF 9

EXHIBIT INDEX

Exhibit number	Description
1	Circular to Randgold & Exploration Company Limited Shareholders, dated December 5, 2008.
2	Certificate of Incorporation of Randgold & Exploration Company Limited, dated September 29, 1992.
3	Articles of Association of Randgold & Exploration Company Limited, dated September 29, 1992.
4	Memorandum of Association of Corgroup (Neptune) Investments Limited, dated November 24, 1969.
5	Articles of Association of Corgroup (Neptune) Investments Limited, dated November 24, 1969.
6	Articles of Association of First Westgold Mining (Proprietary) Limited, dated May 25, 1993.
7	Memorandum and Articles of Association of First Westgold Mining (Proprietary) Limited, dated August 17, 1992, as amended May 3, 1993.
8	Special Resolution of First Westgold Mining (Proprietary) Limited, dated August 23, 1995.
9	Memorandum of Association of Free State Development and Investment Corporation Limited, dated February 11, 1944.
10	Articles of Association of Free State Development and Investment Corporation Limited, dated October 25, 2001.
11	Certificate of Incorporation and Articles and Memorandum of Association of Goldridge Mining Company (Proprietary) Limited, dated October 4, 1974.
12	Memorandum of Association of Seltrust Mining Ventures (Proprietary) Limited, dated February 8, 1944.
13	Certificate of Incorporation and Articles and Memorandum of Association of Seltrust Mining Ventures (Proprietary) Limited, dated October 29, 1985.
14	Certificate of Incorporation and Articles and Memorandum of Association of Minrico Limited, dated September 29, 1999.
15	Memorandum and Articles of Association of Pan-African Exploration Syndicate Limited, dated January 10, 1913.
16	Amended Articles of Association of Pan-African Exploration Syndicate Limited, dated September 8, 1983.
17	Memorandum of Association of Randgold Prospecting & Mineral Holdings Limited, dated November 4, 1992.
18	Articles of Association of Randgold Prospecting & Mineral Holdings Limited, dated October 30, 1992.
19	Articles of Association of Rand Mines Lands Limited, dated January 1, 2001.
20	Memorandum and Articles of Association of Ashbourne Investments (Proprietary) Limited, dated November 25, 1948, as amended June 8, 1964 by Special Resolution.
21	Special Resolution of Ashbourne Investments (Proprietary) Limited, changing corporate name to Southern Holdings Limited and amending the Articles and Memorandum of Association, dated October 24, 2000.
22	Memorandum of Association of Versatex Trading 446 (Proprietary) Limited, dated September 4, 2002.
23	Articles of Association of Versatex Trading 446 (Proprietary) Limited, dated September 4, 2002.
24	Memorandum of Association of Consolidated African Mines Limited, dated June 9, 1954.
25	Memorandum and Articles of Association of Continental Base Metal Mining Company (Proprietary) Limited, dated August 12, 1985.
26	Certificate to Commence Business, Certificate of Incorporations, and Memorandum of Association of Bentonite Nominees Limited, dated April 28, 1969.
27	Articles of Association of Doornrivier Minerals Limited, dated November 18, 1983.
28	Debenture Subscription Agreement, dated January 6, 2004, between JCI Limited, Umoya Holdings (Proprietary) Limited, Itsuseng Investments (Proprietary) Limited, Newline Investments 120 (Proprietary) Limited, Ikamva Investment Holdings (Proprietary) Limited, and Kovacs Investments 608 (Proprietary) Limited, as amended by agreement between JCI Limited,

	Umoya Holdings (Proprietary) Limited, Itsuseng Investments (Proprietary) Limited, Newline Investments 120 (Proprietary) Limited, Ikamva Investment Holdings (Proprietary) Limited, and Kovacs Investments 608 (Proprietary) Limited, amended August 12, 2005.
29	Debenture Subscription Agreement, dated October 20, 2008, between JCI Limited, Kovacs Investments 608 (Proprietary) Limited, and Itsuseng Investments (Proprietary) Limited.
30	Shareholder Agreement, dated October 26, 2005, between the Trustees for the Time Being of the Dudley Trust, Bosch Trading Limited, Citation Holdings S.A., Kovacs Investments 608 (Proprietary) Limited, Rocketship Properties (Proprietary) Limited, the Trustees for the Time Being of the Harold Johnson Family Trust, and Boschendal Limited.
31	Sale of Shares Agreement, dated August 7, 2003, between Randgold & Exploration Company, Limited, Equitant Trading (Proprietary) Limited, and Phikoloso Mining (Proprietary) Limited.
32	Sale of Cue Incident Shares Agreement, dated May 31, 2005, between Consolidated Mining Management Services Limited and Mvelaphanda Holdings (Proprietary) Limited.
33	Sale of Shares Agreement, dated February 18, 2008, between Futuremed Pharmaceuticals (Proprietary) Limited, JCI Limited, and Bioclones (Proprietary) Limited.
34	Sale of Shares Agreement, dated April 10, 2008, between JCI Gold Limited and Mowana Investments (Proprietary) Limited.
35	Sale of Shares Agreement, dated October 21, 2008, between JCI Limited, Garry John Fromentin, Lyons Property Solutions (Proprietary) Limited, Lyons Corporate Real Estate (Proprietary) Limited, and Lyons Financial Solution Holdings (Proprietary) Limited.
36	Share Purchase Agreement, dated April 10, 2008, between Cytos Limited, Maitland Nominees Limited, and Maitland Services Limited.
37	Loan Agreement, dated June 4, 2008, between Nedbank Limited and Boschendal Limited.
38	Nomination Agreement, dated October 14, 2004, between JCI Limited and Consolidated Mining Management Services Limited.
39	Memorandum of Mediation Agreement, dated April 7, 2006, between Randgold & Exploration Company Limited and JCI Limited.
40	Memorandum of Agreement regarding Mediation, dated May 14, 2008, between Randgold & Exploration Company Limited, JCI Limited, SF Burger, HE Wainer, and C Nupen.
41	Asset Sale Agreement, dated June 2, 2008, between Rocketship Properties (Proprietary) Limited, IFA Boschendal Investments (Proprietary) Limited, Kovacs Investments 608 (Proprietary) Limited, and Citation Holdings S.A.
42	Memorandum of Agreement, dated July 26, 2007, between Gold Fields Limited, Western Areas Limited, Free State Development and Investment Corporation Limited, Goldridge Gold Mining Company (Proprietary) Limited, JCI Limited, JCI Gold Limited, JCI Investment Finance (Proprietary) Limited, Jubilee Prospectors Limited, Randgold & Exploration Limited, and Barnato Exploration Limited.
43	Employment Contract, dated August 17, 2005, between Randgold & Exploration Company and Peter Henry Grey.
44	Employment Contract, dated November 8, 2005, between Randgold & Exploration Company and Roger Patrick Pearcey.
45	Employment Contract, dated October 23, 2008, between Randgold & Exploration Company and Marais Steyn.
46	Final Report on Limited Investigation into the Trade, Dealings, Affairs, or Property of the Randgold & Exploration Company Limited, dated march 14, 2006.
47	Investigation of transactions performed by Consolidated Mining Management Services Limited and JCI Limited Volume I, dated November 14, 2006.
48	Investigation of transactions performed by Consolidated Mining Management Services Limited and JCI Limited Volume II, dated November 14, 2006.
49	Investigation of transactions performed by Consolidated Mining Management Services Limited and JCI Limited Volume III, dated November 14, 2006.
50	Forensic Investigation: First Interim Progress Report, dated October 25, 2005.
51	Forensic Investigation: Second Interim Progress Report, dated November 3, 2005.
52	Forensic Investigation: Third Interim Progress Report, dated November 15, 2005.
53	Forensic Investigation: Fourth Interim Progress Report, dated December 7, 2005.
54	Forensic Investigation: Fifth Interim Progress Report, dated January 26, 2006.

55	Forensic Investigation: Sixth Interim Progress Report, dated February 21, 2006.
56	Letter from KPMG to Securities Regulation Panel regarding Section 440D of the Companies Act, dated January 18, 2008.
57	Valuation Report of Residual Properties of Boschendal Limited, dated May 23, 2008.
58	Mineral Asset Valuation Report on the Du Preez Leger Project, dated November 7, 2008.
59	Environmental Management Plan associated with Mining Permit Application for Du Preez Leger Project, dated August 1, 2005.
60	Press Release by Randgold and JCI, dated February 28, 2007, titled "Statement by the Mediators."
61	Press Release by Randgold and JCI, dated March 5, 2007, titled "In the Mediation Between: Randgold & Exploration Company Limited and JCI Limited."
62	Press Release by Randgold and JCI, dated March 7, 2007, titled "Statement by the Mediators."
63	Press Release by Randgold and JCI, dated March 7, 2007, titled "Joint announcement to R&E and JCI shareholders relating to a statement by the mediators in the mediation between the companies; a postscript thereto and further renewal of cautionary announcement."
64	Press Release by Randgold and JCI, dated March 15, 2007, titled "Shareholder Update on the settlement and/or merger negotiations between R&E and JCI (collectively "the companies" or "both companies") and further renewal of cautionary announcement."
65	Press Release by Randgold and JCI, dated April 23, 2007, titled "Joint Announcement by R&E and JCI (Collectively "The Companies" or "Both Companies") A Proposal for the Merger of the Companies and Further Renewal of Cautionary Announcement."
66	Press Release by Randgold and JCI, dated June 11, 2007, titled "Joint Cautionary Announcement."
67	Press Release by Randgold and JCI, dated June 29, 2007, titled "Request for Submissions."
68	Press Release by Randgold and JCI, dated July 20, 2007, titled "Joint Announcement – Update on Application to SRP regarding Proposed Merger."
69	Press Release by Randgold and JCI, dated October 31, 2007, titled, "Results of General Meeting."
70	Press Release by JCI, dated December 13, 2007, titled "NAV as at 31 March 2007 – Auditors provide limited assurance."
71	Press Release by Randgold and JCI, dated April 4, 2008, titled "Update to Shareholders."
72	Press Release by Randgold and JCI, dated April 4, 2008, titled "Draft Merger Circulars Submitted."
73	Press Release by Randgold and JCI, dated July 18, 2008, titled "Proposed Settlement Agreement and Renewal of Cautionary Announcement."
74	Press Release by Randgold and JCI, dated July 22, 2008, titled "Proposed Settlement Agreement and Renewal of Cautionary Announcement."
75	Press Release by Randgold and JCI, dated July 24, 2008, titled "Update to Shareholders."
76	Press Release by Randgold and JCI, dated July 31, 2008, titled "Memorandum of Understanding between R&E and JCI."
77	Press Release by Randgold and JCI, dated August 19, 2008, titled "Shareholder Update on Settlement Negotiations."
78	Press Release by Randgold, dated August 26, 2008, titled "Update to shareholders and renewal of cautionary announcement R&E claims against JCI Limited ("JCI")."
79	Press Release by JCI, dated August 27, 2008, titled "Mediation Process with Randgold & Exploration Company Limited Further Cautionary Announcement."
80	Press Release by Randgold, dated October 14, 2008, titled "Further Cautionary Announcement."
81	Press Release by Randgold, dated October 31, 2008, titled "Further Renewal of Cautionary Announcement."
82	Press Release by Randgold, dated November 6, 2008, titled "R&E and JCI resume Merger Talks."

Exhibit 1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

Where applicable, the interpretations and definitions on pages 14 to 22 of this Circular have been used on this front cover.

Action required

1. If you are in any doubt as to the action that you should take in relation to this Circular, please consult your CSDP, broker, banker, attorney, accountant or other professional adviser immediately.
2. If you have disposed of all your R&E shares please forward this Circular to the purchaser of such R&E shares or the CSDP, broker, banker or other agent through whom such disposal was effected.
3. Certificated R&E shareholders or own name dematerialised shareholders who are unable to attend the R&E general meeting to be held at 10:00 on Monday 19 January 2009 at The Hilton, Rivonia Road, Sandton and wish to be represented at such meeting, must complete and return the attached form of proxy in accordance with the instructions contained therein, to the South African transfer secretaries, Computershare Investor Services (Proprietary) Limited, Ground Floor, 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107) or the United Kingdom Registrars, Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent, BR3 4TU, which form of proxy, in order to be valid must be received by no later than 10.00 on Thursday, 15 January 2009.
4. Dematerialised R&E shareholders, other than own name dematerialised R&E shareholders who wish to attend the R&E General Meeting to be held at 10:00 on Monday, 19 January 2009 at The Hilton, Rivonia Road, Sandton must instruct their CSDP or broker to issue them with the necessary authority to attend. Should dematerialised shareholders, other than own name dematerialised R&E shareholders, wish to vote at the R&E general meeting by proxy, they must provide their CSDP or broker with their voting instructions in terms of the custody agreement entered into between them and their CSDP or broker.
5. Holders of American Depositary Receipts (ADRs) will receive a form of proxy generated by the Company's United States Depositary Bank, The Bank of New York. Holders of ADRs who wish to attend the R&E General Meeting to be held at 10:00 on Thursday, 15 January 2009 at The Hilton, Rivonia Road, Sandton, Johannesburg, South Africa must contact the United States Depositary to become registered owners of the ordinary shares corresponding to their ADRs prior to Thursday, 15 January 2009, by presenting their ADRs to the United States Depositary for cancellation, and (upon compliance with the terms of the Depositary Agreement including payment of the United States Depositary's fees and applicable taxes and governmental charges) delivery of the underlying ordinary shares represented thereby. The details of the United States Depositary are referred to in the Corporate Information section on pages 1 and 2 of this Circular.
6. **For shareholders resident in the United States:**

   The exchange offer contemplated herein is made for the securities of a non-US company. The offer is subject to the disclosure requirements of a country outside the US, that are different from those of the United States. Financial statements included in this document, if any, have been prepared in accordance with non-US accounting standards that may not be comparable to the financial statements of United States companies.

   It may be difficult for you to enforce your rights and any claim you may have arising under the US federal securities laws, since the issuer is located outside the US, and none of its officers or directors are US residents. You may not be able to sue a non-US company or its officers or directors in a non-US court for violations of the US securities laws. It may be difficult to compel a non-US company and its affiliates to subject themselves to a US court's judgment.

   You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

   Neither the US Securities and Exchange Commission nor any state securities commission has approved or disapproved of the new shares to be issued by R&E in the scheme of arrangement, or expressed a view as to whether to vote for or against the scheme of arrangement, or determined if this Circular is truthful or complete. Any representation to the contrary is a criminal offence.

   The new shares to be issued by R&E in terms of the scheme of arrangement have not been, and will not be registered under the US Securities Act of 1933, as amended, or with any securities regulatory authority of any state or other jurisdiction in the United States and may not be resold in the United States unless such disposition is registered under the US Securities Act of 1933, as amended, and applicable state securities laws or is exempt from registration thereunder. R&E has no obligation or intention to register the new shares under the US Securities Act of 1933, as amended, or with any securities regulatory authority of any state or other jurisdiction in the United States. Furthermore, on 24 March 2005, the U.S. Securities and Exchange Commission issued an Order pursuant to Section 12(j) of the Securities Exchange Act of 1934, as amended, pursuant to which the registration of R&E's ordinary shares and ADRs in the United States was revoked. As a result of the Order by the U.S. Securities and Exchange Commission, no member of a U.S. national securities exchange, U.S. broker, or U.S. dealer may make use of the mails or any means or instrumentality of U.S. interstate commerce to effect any transaction in, or to induce the purchase or sale of, R&E's ordinary shares and ADRs in the United States. The effect of this order is to prohibit trading in R&E's Ordinary Shares and ADRs in the United States. See paragraph 22 of this Circular.

   This offer is not being made, directly or indirectly, in any jurisdiction or to any JCI shareholder in any jurisdiction where this offer or the acquisition of R&E shares would or might constitute a violation of the laws of such jurisdiction or require registration or approval under the securities laws of such jurisdiction and accordingly JCI shareholders in any such jurisdiction may not tender their JCI shares or receive R&E shares or otherwise accept this offer or receive this Circular.

RANDGOLD

Randgold & Exploration Company Limited

(Incorporated in the Republic of South Africa)
(Registration number 1992/005642/06)
Share code: RNG ISIN: ZAE000008819 (suspended)
ADR ticker symbol: RNG
("R&E" and "the Company")

CIRCULAR TO R&E SHAREHOLDERS

relating to:

- **the proposed merger of R&E and JCI to be effected, *inter alia*, through the acquisition of the entire issued share capital of JCI by means of a scheme of arrangement in terms of section 311 of the Act, which has been proposed by R&E between JCI and its shareholders, other than R&E, incorporating an exchange of one new R&E share for every 95 JCI shares held by eligible JCI scheme participants in South Africa and other permissible jurisdictions (as more fully detailed in paragraph 2.5.2 on page 26 of this Circular);**
- **an increase in the authorised share capital of R&E required in order to effect the proposed merger;**

and incorporating a:

- **Notice of General Meeting of R&E shareholders; and**
- **Form of proxy (purple) – for use by certificated R&E shareholders and "own name" dematerialised R&E shareholders only.**

Date of issue: 5 December 2008

Sponsor and Corporate Advisor

PSG CAPITAL

Attorneys to R&E

VAN HULSTEYNS

ATTORNEYS

SINCE 1877

Auditor and Independent Reporting Accountant

KPMG

CORPORATE INFORMATION

Company Secretary and registered office of R&E

R P Pearcey, FCIS, FCIMA
10 Benmore Road
Morningside
Sandton, 2146
(PO Box 650905, Benmore, 2010)
Telephone: +27 11 269 8400
Facsimile: +27 11 269 8520
Website: www.randgold.co.za

South African Attorneys to R&E

Van Hulsteyns
3rd Floor, Sandton City Office Tower
158, 5th Street
Sandhurst, 2196
(PO Box 783436, Sandton)
Telephone: +27 11 523 5300
Facsimile: +27 11 523 5326

United States Solicitors to R&E

Paul, Hastings, Janofsky & Walker LLP
Park Avenue Tower
75 East 55th Street
First Floor
New York, NY10022
Telephone: +1 (212) 318 6000
Facsimile: +1 (212) 319 4090
www.paulhastings.com

Sponsor and Corporate Advisor to R&E

PSG Capital (Proprietary) Limited
(Registration number 2006/015817/07)
1st Floor, Ou Kollege Building
35 Kerk Street
Stellenbosch, 7600
(PO Box 7403, Stellenbosch, 7599)
Telephone:+27 21 887 9602
Facsimile: +27 21 887 9624

and at

Woodmead Estate
1 Woodmead Drive
Woodmead, 2128
(PO Box 7403, Stellenbosch, 7599)

Auditor and Independent Reporting Accountant to R&E

KPMG Inc.
(Registration number 1999/021543/21)
KPMG Crescent
85 Empire Road
Parktown, 2193
(Private Bag 9, Parkview, 2122)
Telephone: +27 11 647 7111
Facsimile: +27 11 647 8000

South African transfer secretaries to R&E and JCI

Computershare Investor Services (Proprietary) Limited
(Registration number 2004/003647/07)
Ground Floor
70 Marshall Street
Johannesburg, 2001
(PO Box 61051, Marshalltown, 2107)
Telephone: +27 861 100 950 or +27 11 370 5000

United Kingdom secretaries to R&E

St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
United Kingdom
Telephone: +44 (20) 7499 3916 (overseas)
Facsimile: +44 (20) 7491 1989

United Kingdom registrars to R&E and JCI

Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
United Kingdom
Telephone: 0870 162 3100 (local)
Calls cost 10 pence per minute plus network extra charges
Telephone: +44 (20) 8639 3399 (overseas)
Facsimile: +44 (20) 8639 3430

United States Depositary

In the United States

Jason Paltrowitz
The Bank of New York
101 Barclay Street
New York, NY 10286
Telephone: +1 212 815 2077

In the United Kingdom

Mark Lewis
The Bank of New York
41st Floor, 1 Canada Square
Canary Wharf
London, E14 5AL
Telephone: +44 (20) 7964 6089 (overseas)

Communications for R&E

Brian Gibson Issue Management
Brian Gibson
23 Sutherland Avenue
Craighall Park, 2196
(PO Box 406, Parklands, 2121)
Telephone: +27 11 880 1510
Facsimile: +27 11 880 1392

Registered office of JCI

JCI Limited
(Incorporated in the Republic of South Africa)
(Registration number 1894/000854/06)
10 Benmore Road
Morningside
Sandton, 2146
(PO Box 11165, Johannesburg, 2000)
Telephone: +27 11 269 8400
Fax: +27 11 269 8550
www.jci.co.za

TABLE OF CONTENTS

The interpretations and definitions on pages 14 to 22 of this Circular, apply to the following table of contents:

10

ANNEXURES

R&E shareholders are informed that certain information contained in previously published annexures may contain information which may subsequently have changed due to the ongoing forensic investigations.

This Circular is only available in English and copies thereof may be obtained from the registered office of R&E, the office of the South African Transfer Secretaries and the office of the Sponsor, the addresses of which are set out in the "Corporate Information" section of this Circular and are also available on R&E's website (www.randgold.co.za).

FORWARD-LOOKING STATEMENT DISCLAIMER FOR R&E

Certain statements in this Circular as well as oral statements that may be made by the officers, directors or employees of each of R&E or JCI acting on its behalf relating to such information, contain "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995, specifically Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. All statements, other than statements of historical facts, are "forward-looking statements". These include, without limitation, those statements concerning the combined value of the net assets of R&E and JCI; the fairness of the proposed merger ratio; the ability of R&E and JCI to successfully consummate a merger that is approved by the shareholders and is acceptable to the necessary governmental authorities or, failing that, to successfully complete an arbitration or mediation in a costly manner; the fraud and misappropriation that are alleged to have occurred and the time periods affected thereby; the ability of R&E and JCI and/or any of their respective subsidiaries to recover any misappropriated assets and investments; the outcome of any proceedings on behalf of, or against R&E or JCI; the ability of each of R&E and JCI to complete its forensic investigation and prepare financial statements in accordance with IFRS; the time period for completing the forensic investigation and financial statements in accordance with IFRS; the amount of any claims R&E is or is not able to recover against others, including JCI, and the ultimate impact on the previously released financial statements and results, assets and investments, including the business, operations, economic performance, financial condition, outlook and trading markets of R&E, JCI and RRL. Although R&E and JCI believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct, particularly in light of the extent of the alleged frauds and misappropriations uncovered to date. Actual results could differ materially from those implied by or set out in the forward-looking statements.

Among other factors, these include the inherent difficulties and uncertainties in ascertaining the combined values of the net assets of R&E and JCI, particularly in light of the absence of any independent valuations; the existence of any unknown liabilities; the age of the financial information included in this Circular and the absence of any financial statements in accordance with IFRS or unqualified fairness opinions; the ability of R&E to obtain the necessary regulatory dispensations and the willingness of any governmental authority to sanction any merger or scheme of arrangement in light of the absence of independent valuations or otherwise; the extent, magnitude and scope of any fraud and misappropriation that may be ultimately determined to have occurred and the time periods and facts related thereto following the completion of the forensic investigation and any other investigations that may be commenced and the ultimate outcome of such forensic investigation; the ability of R&E to successfully assert any claims it may have against other parties for fraud or misappropriation of R&E's assets or otherwise and the solvency of any such parties, including JCI; the ability of any alleged perpetrators or any other party which has been sued by R&E and/or its subsidiaries to successfully counter-sue and/or join JCI in any of the litigation in which R&E and/or its subsidiaries are engaged, at any stage prior to or following the scheme of arrangement which would reduce the value of JCI and accordingly R&E; the acceptance of any statement and opinion of the Mediators by the shareholders of R&E and JCI; the ability of R&E and JCI to successfully defend any counterclaims or proceedings against them; the ability of each of R&E and JCI and the forensic investigators to obtain the necessary information with respect to the transactions, assets, investments, subsidiaries and associated entities of R&E and JCI to complete the forensic investigation and prepare financial statements in accordance with IFRS; the willingness and ability of the forensic investigators and auditors to issue any final opinions with respect thereto; the ability of R&E to implement improved systems and to correct its late reporting; the JSE Limited's willingness to lift its suspension of the trading of R&E's securities on that exchange; changes in economic and market conditions; fluctuations in commodity prices and exchange rates; the success of any business and operating initiatives, including any prospecting or mining rights; changes in the regulatory environment and other government actions; business and operational risk management; other matters not yet known to R&E or JCI or not currently considered material by R&E or JCI; and the risks identified in R&E's press releases and other filings and submissions previously made with the United States Securities and Exchange Commission.

All forward-looking statements attributable to R&E, or persons acting on its behalf, are qualified in their entirety by these cautionary statements. R&E expressly disclaims any obligation to release publicly any update or revisions to any forward-looking statements to reflect any changes in expectations, or any change in events or circumstances on which those statements are based, unless otherwise required by law.

LACK OF AUDITED FINANCIAL INFORMATION AND LIMITATIONS ON FINANCIAL INFORMATION

This Circular to shareholders does not contain any audited historical financial information that is ordinarily required by the South African and US Securities laws due to the frauds and misappropriations that are alleged to have occurred.

In addition, and for similar reasons, this Circular to shareholders contains only a Group NAV statement for R&E and JCI at 31 March 2008 and 31 October 2008, respectively, prepared in accordance with the basis of preparation described in the accompanying notes thereto as set out in Annexures 5a, 5c, 6a and 6c, respectively, and on a combined basis at 31 March 2008 as set out in Annexure 7a. The consolidated balance sheet of R&E at 31 March 2008 (which is in accordance with the recognition and measurement requirements of IFRS and not the presentation and disclosure requirements) as set out in Annexure 8a and the unaudited pro forma consolidated balance sheet of R&E after the proposed transaction as set out in Annexure 9a does not include any historical statement of operations, financial information or any more recent balance sheet information than is ordinarily required by the South African and US securities laws.

The financial information included in this Circular to shareholders has been prepared by, and is the responsibility of the directors of R&E. The directors, comprising the present board of R&E (subsequent to 24 August 2005), have relied on the forensic reports referred to herein and used their respective reasonable endeavours to make available the information used in the preparation of the financial information included in this Circular to shareholders. Notwithstanding the reasonable endeavours of the directors as described herein, the attention of shareholders is drawn to the fact that:

- *the newly constituted Board of R&E, and more specifically the present Board of R&E, was appointed subsequent to material events and circumstances which had a direct effect on the financial and other affairs of R&E and JCI;*
- *the directors, comprising the present board of R&E, have no further knowledge of the material circumstances and events which have affected the financial and other affairs of R&E and JCI; and*
- *due to the extent of the alleged frauds and thefts referred to herein, there may be other material events and circumstances or liabilities of which the directors are not aware, which may have a material effect on R&E and JCI and which may affect the accuracy and completeness of the information reflected in the financial information and/or may have the effect that the financial and other information does not reflect a true and complete account of the financial and other affairs of R&E and JCI.*

Whilst KPMG has provided reports in which they have provided limited assurance or review conclusions on certain of the financial information presented in this Circular (refer to Annexures 5b, 6b, 7b, 8b and 9b), KPMG has not performed any audits of this financial information in accordance with International Standards on Auditing, and accordingly has not expressed any audit opinions on such financial information.

As a result shareholders may have limited financial information upon which to evaluate the proposed merger ratio or to base a decision to approve or disapprove (or to the extent necessary ratify) the proposed transaction.

Given the inhibiting factors referred to above, the financial information presented in this Circular (refer to Annexures 5a, 5c, 6a, 6c, 7a, 8a and 9a) to shareholders could not be prepared in accordance with the published guidelines of the JSE or the SEC for the preparation and presentation of financial statements and pro forma financial information. Accordingly, this information does not include financial statements and financial information disclosures of all information that is required by the guidelines of the JSE and the SEC.

Shareholders should consult their own professional advisors if they are still in doubt or require clarification of the above.

DETERMINATION OF MERGER RATIO RIDER

The determination of the proposed merger ratio was based, in part, on the limited financial information available as at 31 March 2007 and with reference to developments subsequent to the date of that financial information.

R&E has not received a Fairness Opinion in regard to the proposed merger ratio as required in terms of the JSE Listings Requirements. The inability to produce a Fairness Opinion was motivated to the JSE. The Mediators' Report (being Annexure 1 hereto) and setting out the Mediators comments on the proposed merger ratio, has been included in this Circular.

Due to the limitations in the available financial information, the scope and magnitude of the alleged frauds and thefts, the uncertainties of any potential recoveries, the undisclosed nature of any potential liabilities or counterclaims against JCI (including the joinder of JCI in any action in which R&E is involved and the unknown consequences thereof including the extent to which a contribution may be exacted from JCI and its ability to meet same), the fact that it is not known to what extent the R&E claims and such other claims as are/may be enjoyed by R&E and its subsidiaries may be successful and the amount that any inter-company claim could ultimately realise; the merger ratio may not necessarily be acceptable to shareholders in all circumstances (including those not known).

In making a decision as to whether or not R&E should propose to JCI, that JCI and the JCI scheme participants should conclude the scheme of arrangement, R&E's shareholders should rely upon their own examination of R&E and JCI, and take account of the unknown circumstances enumerated above and in this Circular, including the financial information, and should consult their own professional advisors.

SALIENT FEATURES OF THE PROPOSED TRANSACTION

The interpretations and definitions on pages 14 to 22 of this Circular apply to the following Salient Features.

1. **INTRODUCTION**

1.1 On 23 April 2007, R&E and JCI announced on SENS, that pursuant to the recommendation of the Mediators, R&E intended to propose a scheme of arrangement between JCI and its shareholders (excluding R&E) which, if implemented, would result in R&E becoming the owner of the entire issued share capital of JCI (and JCI becoming a wholly-owned subsidiary of R&E).

1.2 As a result of delays in concluding the proposed merger, R&E and JCI engaged in negotiations regarding a possible settlement and on 21 July 2008 signed an MOU with a view to a possible settlement agreement being concluded between the companies within 21 days thereof.

1.3 On 26 August 2008, R&E announced on SENS that the companies had not been able to achieve the settlement agreement envisaged in the MOU and furthermore, had not been able to execute the proposed merger as contemplated in the joint SENS announcement dated 23 April 2007. R&E announced that the merger having failed, the dispute between the companies would be referred to arbitration. In the same announcement R&E cited various parties in respect of which it has proceeded with legal action in an attempt to recover damages arising from the alleged misappropriation of its assets during the Kebble era.

1.4 Following the SENS announcement of 26 August 2008, certain of R&E's major shareholders approached the present Board of R&E and requested that R&E revisit a possible merger with JCI as an alternative to an immediate arbitration, which gave rise to the companies engaging in without prejudice discussions and which culminated in R&E making the proposal on 4 November 2008 (subject to R&E shareholder ratification and the approval of the resolutions detailed in the Notice of the R&E general meeting attached to this Circular).

1.5 Having regard to all the circumstances detailed in this Circular, the present Board of R&E regards the merger as a prudent, pragmatic and viable mechanism to resolve the difficulties between R&E and JCI. The proposed transaction requires R&E shareholders to ratify the proposal and approve the requisite resolutions to enable R&E to proceed with the proposed merger which forms the subject matter of this Circular.

2. **PURPOSE OF THIS CIRCULAR AND THE R&E GENERAL MEETING**

2.1 The purpose of this Circular is to provide R&E shareholders with the requisite information upon which to make a decision in respect of the proposed resolutions as set out in the Notice of the R&E general meeting enclosed with this Circular relating to:

2.1.1 the approval required from R&E shareholders in order for the present Board of R&E to proceed with the proposed merger and to ratify the proposal made to JCI, that JCI and the scheme participants (excluding R&E), conclude the scheme of arrangement as proposed, and that each eligible scheme participant transfers its ordinary shares in JCI to the Company in exchange for the issue and allotment of shares in the Company, on the basis of the merger ratio being the allotment of one new ordinary R&E share for every 95 ordinary JCI shares held by JCI scheme participants, the further details of which and the manner in which fractions of shares are dealt with in respect of the proposed merger being provided on page 25 of this Circular.

2.1.2 The merger ratio enjoys the support of the present Board of R&E. The Mediators, as appears from the Mediators' Report, consider the merger commercially prudent and not inequitable to the shareholders of the Company in the particular circumstances.

3. **BACKGROUND TO THE PROPOSED MERGER**

3.1 The timeline at paragraph 3 (page 28) of this Circular sets out a brief summary of the timeline and sequence of events which have given rise to the circumstances in which the Company finds itself at present. Insightful detail as to the background leading up to the institution of the R&E claims and the mediation in which R&E and JCI have been engaged is also to be found in Annexure 2 (Overview of R&E's claims) and Annexure 3 (Summary of the forensic findings of JLMC) to this Circular, as well as in the Information Update (24 July 2008) (as already provided to shareholders and which is available for inspection in terms of paragraph 39 below).

3.2 During the Kebble era, R&E alleges that the R&E group was subjected to substantial frauds and thefts of their assets. The manner in which the affairs of R&E and JCI were conducted during the Kebble era gave rise to severe financial consequences for R&E on a scale unprecedented in South African corporate history. Following upon an in depth forensic investigation into the affairs of R&E, and the conclusion of the Mediation Agreement as a means of addressing any claims enjoyed by R&E against JCI, and *vice versa*, R&E formulated a series of claims (the R&E claims) against JCI, which cumulatively, as at the last practicable date, exceed approximately R14 billion, based on the maximum value thereof, determined prior to 31 March 2008. Such claims have been contested by JCI, which denies any liability to R&E. The factual basis of R&E's claims and the legal consequences which flow therefrom are disputed by JCI. An important legal question relates to whether the actions and conduct of Kebble and his accomplices can be ascribed to JCI so as to render it liable for the losses which R&E has sustained in consequence thereof. R&E contends in this regard that the perpetrators comprised the controlling mind of JCI, directed the affairs of JCI and that their actions are imputable to JCI, although JCI does not admit this. R&E's Counsel have opined that R&E enjoys a reasonable prospect of success in the arbitration, however litigation cannot be predicted with any degree of certainty. Should the merger between R&E and JCI not eventuate, the Mediation Agreement provides for arbitration.

3.3 On 26 August 2008, R&E published a SENS announcement in which it announced *inter alia* that the companies had not been able to achieve a settlement agreement as envisaged in the MOU concluded between the companies on 21 July 2008 "*... and consequently, the merger having failed, the dispute between the companies (would) now be referred to arbitration*". On 27 August 2008, JCI published a SENS announcement in which it announced that the failure on the part of the companies to achieve a settlement did not preclude the companies from continuing to endeavour to achieve a merger between them and that JCI intended engaging with R&E on the issues raised by R&E in its announcement. Following the SENS announcement by R&E, certain shareholders of R&E approached the Board of R&E and requested that R&E revisit a possible merger with JCI as an alternative to immediate arbitration.

3.4 On 31 October 2008, R&E published a cautionary announcement that it was engaged in "*without prejudice*" discussions with JCI regarding the possibility of a merger and on 6 November 2008 the companies published a joint announcement that "*the boards of R&E and JCI have each resolved to proceed with the merger of the companies ...*" and the proposed transaction "*will be subject to regulatory approval being obtained, the shareholders of R&E and JCI voting in favour thereof, and the scheme of arrangement to be proposed by R&E to JCI shareholders (excluding R&E) being implemented in all respects by 31 March 2009.*"

3.5 The notion of a merger between R&E and JCI stems from the realisation that regardless of the extent of R&E's claims against JCI, any recovery which R&E may ultimately be able to achieve against JCI, is constrained by the extent of JCI's NAV. The present Board of R&E regards the proposed merger as pragmatic and sensible and a preferable option to immediate arbitration, for the reasons detailed in paragraph 5 below (Rationale for the proposed transaction).

3.6 R&E shareholders should note that it is important to preface what is contained in this Circular with the following, at the outset:

3.6.1 Much of what is described in this Circular occurred prior to the reconstitution of the Board of R&E on 24 August 2005;

3.6.2 The findings which gave rise to R&E's claims against JCI in the circumstances more fully described herein, were made by R&E's forensic investigators, JLMC. It was on the strength of such findings, that the Board of R&E directed that the R&E claims against JCI be formulated;

3.6.3 Many of the statements contained in this Circular have not yet been established as a matter of fact and/or law and have been made based on the assumption that such findings can be factually and legally sustained.

4. THE PROPOSED TRANSACTION

4.1 The proposed merger

4.1.1 The Business of R&E and JCI

The Business of R&E

R&E is an investment holding company with assets in the mining industry. The Company aims to invest in high quality assets that will ensure maximum return for its shareholders. It currently holds prospecting rights directly and indirectly (through subsidiary companies) which it plans to develop further in order to add value to its investments. R&E will only consider mining where the resource analysis proves that it is commercially prudent to do so. There are no operational mines in the group.

Recovery of assets

R&E alleges that the R&E group was the victim of widespread frauds and thefts of their assets during the Kebble era which resulted in the R&E group being stripped of the majority of their assets. Based on forensic investigations, legal assessments and the opinion of R&E's Counsel, R&E has embarked on a process of attempting to recover damages allegedly occasioned to the R&E group in respect of the alleged misappropriation of their assets.

The Business of JCI

JCI has invested in various industries having formerly had a strong mining background. R&E has lodged various claims against JCI, totalling approximately R14 billion based on the highest value of such claims up to 31 March 2008.

4.1.2 Vendors of JCI

Should the proposed merger be approved by R&E shareholders as contemplated in this Circular, and should the scheme of arrangement as proposed by the present Board of R&E (which is subject to the ratification of the R&E shareholders as requested in terms of this Circular) become unconditional, then the vendors will be all of the shareholders in JCI, save for R&E (to the extent that it is already a shareholder in JCI).

4.1.3 Effective date

The effective date of the proposed merger will be the date upon which the scheme of arrangement becomes unconditional.

4.1.4 Conditions precedent

The proposed merger is subject to the conditions precedent as set out in paragraph 2.6 of the Circular (page 26) that, *inter alia,* the resolutions as set out in the Notice of R&E general meeting attached to this Circular (if deemed acceptable) are approved by the requisite majority of R&E shareholders (entitled to vote thereon), and the scheme of arrangement proposed to JCI (and the JCI scheme participants), is approved by JCI shareholders (excluding R&E) and becomes unconditional by the condition precedent fulfilment date.

4.1.5 Other significant terms

The scheme of arrangement requires implementation prior to 31 March 2009 or such later date as R&E and JCI may prior to 31 March 2009 agree in writing (provided that such later date shall not exceed 90 (ninety) days after 31 March 2009), failing which the scheme will no longer be valid. No goodwill arises in respect of the proposed transaction.

5. RATIONALE FOR THE PROPOSED TRANSACTION

5.1 Factors detracting from arbitration

JCI has denied all liability to R&E and litigation seems inevitable. Such litigation will be time consuming and very costly before resolution is obtained. In the interim, R&E may also not be able to pursue its ordinary business and executive management will need to be dedicated to the prosecution of the R&E claims. More importantly, the success of the arbitration is constrained by JCI's NAV of R1.02 billion at the last practicable date as set out in this Circular. There is no prospect of R&E being able to satisfy the R&E claims (if successful) beyond the extent of JCI's NAV. R&E's prospects of success in the arbitration, cannot be assured. The present Board of R&E is of the opinion that protracted and expensive litigation is not in the best interests of shareholders and regards the merger as a pragmatic means to restore shareholder value representing a sensible resolution to the impasse with JCI.

5.2 Support from various parties for the proposed merger

Certain of the shareholders of R&E have, since the R&E announcement dated 26 August 2008, requested the present Board of R&E to revisit a merger, as a possible means of bringing about a resolution to the difficulties faced by them, indicating their support therefor. The Mediators re-affirmed their support for a merger on 3 November 2008 as a commercially realistic basis for resolving the difficulties facing the companies as appears from the Mediators Report being Annexure 1 to this Circular. Faced with the alternatives to a merger, the Board of R&E supports a merger as a pragmatic means of resolving the difficulties which confront R&E and its shareholders.

5.3 R&E and JCI post the merger

The merger alternative affords the shareholders of both R&E and JCI, a mechanism whereby although the R&E claims remain unresolved, the new board of the combined R&E and JCI will be appointed for the benefit of all shareholders in R&E, and will be vested with the opportunity to determine how best to deal therewith. Management intends focussing on increasing value within the group (to the extent possible), and taking advantage of corporate opportunities which may arise for the benefit of R&E and its shareholders, including the JCI scheme participants.

6. *PRO FORMA* FINANCIAL EFFECTS

6.1 *Pro forma* financial effects of the proposed transaction based on the consolidated balance sheet of R&E at 31 March 2008

The unaudited *pro forma* financial effects of the proposed transaction on R&E, before and after the proposed transaction, are set out below. The unaudited *pro forma* financial effects are presented in a manner consistent with the basis on which the consolidated balance sheet of R&E has been presented in Annexure 8a which is in accordance with the basis of preparation described in the accompanying notes thereto as set out in Annexure 8a to this Circular (in compliance with the recognition and measurement requirements of IFRS).

In the respective notes to the consolidated balance sheet of R&E at 31 March 2008 before the proposed transaction (Annexure 8a) and the Group NAV Statement of JCI at 31 March 2008 (Annexure 6a), the respective directors highlight certain limitations relating to the lack of audited financial information as well as limitations on the completeness of financial information. For a better understanding of the circumstances and the basis of preparation of the consolidated balance sheet of R&E at 31 March 2008 and the Group NAV Statement of JCI at 31 March 2008 (Annexure 6a), reference should be made to the respective notes thereto.

The unaudited *pro forma* financial effects have been prepared for illustrative purposes only and because of its nature and the inhibiting factors referred to above, the unaudited *pro forma* consolidated balance sheet after the proposed transaction may not give a fair reflection of R&E's financial position after the proposed transaction. It has been assumed for the purposes of the *pro forma* financial information that the proposed transaction took place on 31 March 2008. It does not purport to be indicative of what the financial position would have been had the proposed transaction been implemented on a different date. The unaudited *pro forma* financial effects of the

proposed transaction are based on the estimates and assumptions set out in the notes to Annexure 9a to this Circular. The directors of R&E are responsible for the preparation of the unaudited *pro forma* financial effects.

The unaudited *pro forma* financial effects as set out below should be read in conjunction with the unaudited *pro forma* consolidated balance sheet of R&E as set out in Annexure 9a to this Circular, together with any estimates and assumptions upon which the financial effects are based, as indicated in the notes thereto in Annexure 9a.

The independent reporting accountant's report relating to the unaudited *pro forma* consolidated balance sheet of R&E as set out in Annexure 9a to this Circular is included as Annexure 9b to this Circular.

The *pro forma* financial effects after the proposed transaction presented below has been prepared from the information available to the directors of R&E and includes the consolidated balance sheet of R&E at 31 March 2008 (Annexure 8a) before the proposed transaction and the Group NAV Statement of JCI at 31 March 2008 (Annexure 6a) together with adjustments as further set out in the notes to Annexure 9a to this circular.

Based on merger ratio of 95:1	**Consolidated Balance Sheet at 31 March 2008**	***Pro forma* Consolidated Balance Sheet at 31 March 2008 after the proposed transaction**	**Percentage difference**
Net asset value per R&E share (Cents)	766.72	2 523.77	229.16%
Net tangible asset value per R&E share (Cents)	766.72	2 523.77	229.16%

7. NOTICE OF GENERAL MEETING

A General Meeting of the shareholders of R&E has been convened and will be held at The Hilton, Rivonia Road, Sandton on Monday, 19 January 2009 at 10:00 for the purpose of considering and, if deemed fit, passing, with or without modification, the resolutions required to approve (and to the extent necessary ratify) the proposal in order for the present Board of R&E to implement the proposed transaction. The Notice convening the R&E general meeting is attached to this Circular.

8. THE SCHEME DOCUMENT

8.1 Shareholders are hereby advised that the R&E board will make available for inspection a copy of the scheme circular issued by the board of JCI and place same on R&E's website, as soon as such scheme circular is made available to JCI shareholders. R&E will make an announcement on SENS informing all R&E shareholders as to when such scheme document is made available to JCI shareholders as set out above.

8.2 Shareholders are further advised that no SRP approval is required for the purposes of this Circular to R&E shareholders. Details pertaining to any application for rulings and rulings granted by the SRP in respect of the scheme circular will be documented in the scheme circular to be posted to JCI shareholders in due course and made available to R&E shareholders as referred to in 8.1 above.

INTERPRETATIONS AND DEFINITIONS

Throughout this Circular and annexures, unless the context indicates otherwise, the words in the left hand column below shall have the meaning stated opposite them in the right hand column below. Reference to the singular shall include the plural and *vice versa*, words denoting one gender shall include the other genders, words and expressions denoting natural persons shall include juristic persons and associations of persons:

"Act"	The Companies Act, No. 61 of 1973, as amended;
"AFSA"	The Arbitration Foundation of South Africa;
"ADRs"	American Depositary Receipts, negotiable certificates issued by a US bank representing a specified number of shares in a non-US share that is traded on a US exchange each ADR exchange representing 1 (one) R&E share;
"AICPA"	American Institute of Certified Public Accountants;
"Allan Gray"	Allan Gray Limited (Registration number 2005/002576/06), a company incorporated in South Africa being a major shareholder of both JCI and R&E as more fully set out in paragraph 23 of the Circular;
"annual financial statements"	Depending on the context, either a complete set of annual financial statements prepared in accordance with IFRS, or SA GAAP, whichever is applicable;
"the Articles"	The Articles of Association of R&E;
"AUS"	Australian dollar, the unit of currency in Australia;
"BEE Act"	The Black Economic Empowerment Act, No. 53 of 2003;
"Blersch"	Johann Blersch, a former director of R&E, he having served on the Board of R&E between 14 August 2006 to 9 March 2007;
"Board of JCI" or "the JCI directors" or "the JCI Board"	The board of directors of JCI as indicated in the context of this Circular as being either the present board of directors of JCI or a previously appointed board of directors of JCI;
"Board of R&E" or "the R&E directors" or "the R&E Board"	The board of directors of R&E as indicated in the context of this Circular as being either the newly constituted Board of R&E or the present Board of R&E;
"Cents"	South African cents;
"CEO"	Chief executive officer;
"certificated R&E shareholders"	R&E shareholders who hold certificated R&E shares;
"certificated R&E shares"	R&E shares which have not been dematerialised and which are evidenced by share certificates or other physical documents of title;
"Charles Orbach"	Charles Orbach & Company, a firm of Accountants and Auditors carrying on business as such from Suite 17, Third Floor, 3 Melrose Boulevard, Melrose Arch, Melrose and who were the former auditors of R&E from 8 December 2004 to 5 September 2005;
"Circular" or "the R&E Circular"	This Circular, together with the annexures thereto, the Notice of the R&E general meeting and form of proxy enclosed therewith;
"CMMS"	Consolidated Mining Management Services Limited (Registration number 1925/008135/06), a company incorporated in South Africa and a subsidiary company of JCI;

"the Code"	The Securities Regulation Panel Code on Take-overs and Mergers established in terms of section 440C of the Act;
"Cohen"	Advocate Clive Cohen SC, the independent legal advisor appointed by R&E and JCI in June 2008 to furnish a *prima facie* view on the third party claims then in existence;
"the Cohen report"	The report by Cohen relating to certain of the third party claims, dated 26 June 2008;
"common monetary area"	South Africa, the Republic of Namibia, the Kingdom of Lesotho and the Kingdom of Swaziland;
"combined companies"	The combined R&E and JCI group of companies as may be referred to in the Circular on the basis that the scheme of arrangement is approved by JCI shareholders and becomes unconditional;
"the Company" or "R&E" or "Randgold"	Randgold & Exploration Company Limited (Registration number 1992/005642/06), a company incorporated in South Africa, the shares of which are listed on the JSE, and which are currently suspended;
"Competition Act"	The Competition Act, No. 89 of 1998 as amended;
"Competition Tribunal"	The Competition Tribunal, South Africa created in terms of the Competition Act;
"conditions precedent"	The conditions precedent to the proposed transaction, as recorded in paragraph 2.6 on page 26 of this Circular;
"condition precedent fulfilment date"	The date on which the conditions precedent are fulfilled being on or before 31 March 2009 or such later date as R&E and JCI may prior to 31 March 2009 agree in writing (provided that such later date shall not exceed 90 days after 31 March 2009);
"CSDP"	A Central Securities Depository Participant accepted as a participant in terms of the Securities Services Act;
"Dale"	Thomas Graham Dale, a former director of R&E, he having served on the Board of R&E between 14 August 2006 to 9 March 2007;
"day" or "days"	Any day other than a Saturday, Sunday or an official public holiday in South Africa;
"dematerialised"	The process whereby paper share certificates or other physical documents of title are replaced with electronic records of ownership of shares or securities under Strate, with a duly appointed CSDP or broker;
"dematerialised R&E shareholders"	R&E shareholders who hold dematerialised shares;
"dematerialised shares"	R&E shares which have been dematerialised and incorporated into Strate and which are no longer evidenced by share certificates or other physical documents of title;
"Depositary Agreement"	The Deposit Agreement dated 3 March 1997, as amended and restated as at 9 November 1998 and further amended and restated as at 29 December 2004, concluded between R&E, the United States Depositary and each Owner and holder from time to time of ADRs issued thereunder;
"disputed R&E shares"	2 943 087 R&E shares allegedly issued during the Kebble era for no value, such shares being referred to in R&E's NAV Statement as set out in Annexures 5a and 5c to this Circular;

"DME"	The Department of Minerals and Energy;
"documents of title"	Share certificates, certified transfer deeds, balance receipts or any other physical documents of title pertaining to the R&E shares in question acceptable to the Board of R&E;
"de Bruin"	Daniel Izan de Bruin, a current independent non-executive director of the Company, he having been appointed to the Board of R&E on 1 April 2007;
"DRD"	DRD Gold Limited (Registration number 1895/000926/06), a company incorporated in South Africa, the shares of which are listed on the JSE;
"Du Preez Leger Project"	A project encompassing the farms Du Preez Leger 324, Jonkersrus 72, Milo 639, Rebelkop 456, Tweepan 678 and Vermeulenskraal 223 located in the district of Virginia in the Free State Province;
"Eljay Investments"	Eljay Investments Incorporated, a company incorporated in Guernsey;
"the 8th of May report"	The forensic report prepared by KPMG Services at the instance of JCI dated 8 May 2006 for the purposes of the mediation;
"First Wesgold"	First Wesgold Mining (Proprietary) Limited (Registration number 1992/004721/07), a company incorporated in South Africa; First Wesgold is a 100% owned subsidiary of R&E;
"the forensic report of JLMC"	The report prepared by JLMC at the instance of R&E dated 20 June 2006 for the purposes of the mediation;
"form of proxy"	The form of proxy (purple) for use by certificated R&E shareholders and "own name" dematerialised R&E shareholders which is attached to and forms part of this Circular;
"FSD"	Free State Development and Investment Corporation Limited (Registration number 1944/016931/06), a company incorporated in South Africa, jointly held by JCI (44.89%) and by R&E (55.11%);
"the further JCI report"	the further report which was prepared by KPMG Services at the instance of JCI, in September 2006;
"Gold Fields"	Gold Fields Limited, (Registration number 1968/004880/06), a company incorporated in South Africa, the shares of which are listed on the JSE;
"Gold Fields shares"	Ordinary shares in the issued ordinary share capital of Gold Fields having a par value of 50 Cents per share;
"GFO" or "Western Areas"	Gold Fields Operations Limited (formerly Western Areas Limited) (Registration number 1959/003209/06), a public company incorporated in South Africa and a wholly-owned subsidiary of Gold Fields;
"GFO transaction"	The relinquishment by R&E and Goldridge (a subsidiary of FSD) of rights contiguous to the South Deep gold mine to GFO, the details of which are included in the circular to R&E shareholders issued on 15 October 2007;
"Goldridge"	Goldridge Gold Mining Company (Proprietary) Limited (Registration number 1974/003333/07) a company incorporated in South Africa; Goldridge is a 100% owned subsidiary of FSD;
"Gray"	Peter Henry Gray, the current CEO of JCI and former CEO of R&E (he having held such office until 11 July 2008), having been appointed as the CEO of JCI and R&E on 24 August 2005;

"g/t"	Grams of gold per tonne;
"Harmony"	Harmony Gold Mining Company Limited (Registration number 1950/038232/06), a company incorporated in South Africa, the shares of which are listed on the JSE, the New York Stock Exchange and the Nasdaq;
"Holdings"	African Strategic Investment (Holdings) Limited, formerly Randgold Resources (Holdings) Limited (Registration number 65832), a company incorporated in Jersey, Channel Islands;
"IFRS"	International Financial Reporting Standards of Accounting;
"Information Update"	The information update issued by the Company on 24 July 2008 to its shareholders providing an updated unaudited NAV Statement at 31 March 2008 on the R&E group, an overview of the R&E claims and an updated forensic report relating to the R&E claims against third parties and in respect of which settlements have been concluded;
"Income Tax"	Income Tax levied in terms of the Income Tax Act;
"Income Tax Act"	The Income Tax Act, 1962 (Act 58 of 1962), as amended;
"Investec"	Investec Bank Limited (Registration number 1969/004763/06), a company incorporated in South Africa, the shares of which are listed on the JSE;
"Investec loan facility"	The loan facility made available by Investec to JCIIF (a wholly owned subsidiary of JCI) in terms of a loan agreement in terms whereof Investec loaned JCIIF an initial amount of R460 000 000, which later escalated to in excess of R1.1 billion in aggregate, in consideration for which Investec claims an entitlement to the Investec raising fee;
"Investec raising fee"	A raising fee equal to the greater of R50 000 000, or an amount equal to 30% of the increase in the value of the assets of JCIIF, together with an additional 10% of the amount representing the increase in the price of approximately 2.218 billion JCI ordinary shares;
"Jaganda"	Xelexwa Investment Holdings (Proprietary) Limited, (formerly known as Jaganda (Proprietary) Limited (Registration number 2004/005559/07) (in liquidation), a company incorporated in South Africa;
"Jaganda matter"	The summons action by JCI and JCIIF against Jaganda, issued out of the High Court of South Africa in terms whereof JCI and JCIIF seek an order directing Jaganda to register JCIIF in its register as the owner of 200 000 000 preference shares in the share capital of Jaganda, which relief is disputed by Jaganda and which in turn seeks an order that the preference shares in the name of JCI and JCIIF be cancelled and that the share register of Jaganda be rectified to remove JCI and JCIIF therefrom;
"JCI"	JCI Limited (Registration number 1894/000854/06), a company incorporated in South Africa, the shares of which are listed on the JSE but which are suspended;
"JCI Gold"	JCI Gold Limited, (Registration number 1998/005215/06), a company incorporated in South Africa and a 100% owned subsidiary of JCI;

"JCI group"	JCI and its subsidiaries and associated companies;
"JCI Group Net Asset Value Statement"	The JCI Group NAV Statement at 31 March 2008 published on 24 November 2008;
"JCI scheme" or "scheme of arrangement"	The scheme of arrangement in terms of section 311 of the Act proposed by R&E between JCI and its shareholders (excluding R&E), aimed at bringing about a merger of R&E and JCI;
"JCI scheme circular"	The Circular to shareholders of JCI relating to the JCI scheme to be finalised and posted to JCI shareholders in due course;
"JCI scheme participants"	Those shareholders of JCI, other than R&E, who are to be recorded in the register of JCI on the record date of the scheme of arrangement and who are thus entitled to participate in the JCI scheme and to receive the scheme consideration;
"JCI shares"	Ordinary shares of R0,01 (One Cent) each in the issued share capital of JCI;
"JCIIF"	JCI Investment Finance (Proprietary) Limited (Registration number 2005/021440/07), a company incorporated in South Africa and a wholly-owned subsidiary of JCI;
"JLMC" or "Umbono"	John Louw & Co (Proprietary) Limited (Registration number 2004/034874/07), a company incorporated in South Africa, formerly known as John Louw McKnight and Company (Pty) Limited, previously known as Umbono Financial Advisory Services (Proprietary) Limited, being the independent forensic auditors appointed by R&E to investigate the affairs of R&E and the misappropriation of R&E's assets;
"JORC"	The Australasian Joint Ore Reserves Committee, based in Australia have developed an internationally accepted code for defining ore "resources" and "reserves";
"JSE"	JSE Limited (Registration number 2005/022939/06), a company incorporated in South Africa, which is licensed as an exchange under the Securities Services Act;
"JSE Listings Requirements"	The listings requirements of the JSE, as amended from time to time;
"Kebble"	The late Roger Brett Kebble, the former CEO of R&E and JCI, who passed away on 27 September 2005;
"the Kebble era"	The era during which Kebble was the former CEO of R&E and JCI, he having served as the CEO of R&E between 24 July 2003 to 24 August 2005 and 1 September 1997 to 24 August 2005, in the case of JCI;
"Kelgran"	Kelgran Limited (Registration number 1975/004595/06), a company incorporated in South Africa, the shares of which are listed on the JSE but which are currently suspended;
"Kovarsky"	David Kovarsky, the current independent non-executive Chairman of the Company, he having been appointed to the Board of R&E on 12 December 2007;
"KPMG"	KPMG Inc (Registration number 1999/021543/21), the Company's auditor and independent reporting accountant, as referred to in this Circular;
"KPMG Services"	KPMG Services (Proprietary) Limited (Registration number 1999/012876/07), a company incorporated in South Africa and appointed as JCI's forensic auditors;
"Lamprecht"	John Chris Lamprecht, the former Financial Director of R&E and JCI, he having served on the Board of R&E between 24 August 2005 and 16 May 2006;

"last practicable date"	22 November 2008, being the last practicable date prior to the finalisation of this Circular;
"Letseng Diamonds"	Letseng Diamonds Limited (Guernsey) (Registration number 31750), a company incorporated in Guernsey;
"Madumise"	Motsehoa Brenda Madumise, a current independent non-executive director of R&E;
"Matodzi"	Matodzi Resources Limited (Registration number 1933/004523/06), a company incorporated in South Africa, the shares of which are listed on the JSE;
"Maxwell"	Leslie Arthur Maxwell, the current Financial Director of JCI appointed on 13 December 2006;
"Mediators"	Advocate S F Burger SC, Professor H E Wainer, CA(SA) and Mr C Nupen, appointed in terms of the Mediation Agreement as mediators as contemplated in terms of such agreement;
"Mediation Agreement"	The Mediation/Arbitration Agreement signed by R&E and JCI on 7 April 2006, as amended, together with the Addenda thereto, providing for the determination of, *inter alia*, the R&E and JCI claims as defined therein and the appointment of the Mediators;
"mediation"	The mediation and arbitration in which R&E and JCI are currently engaged, pursuant to the Mediation Agreement;
"merger ratio" or "exchange offer"	The exchange of 1 (one) new R&E share for 95 (Ninety-Five) JCI shares in terms of the scheme of arrangement as contemplated in this Circular;
"MOU"	Memorandum of Understanding;
"Moz"	Million ounces;
"the MPRDA Act"	The Mineral and Petroleum Resources Development Act, No. 28 of 2002;
"Nasdaq"	Nasdaq National Market, an automated inter-dealer quotation system in the United States on which the ADRs were previously quoted before being delisted;
"NAV"	Net asset value;
"new share(s)" or "new R&E share(s)"	The creation of 30 000 000 new ordinary shares in the authorised share capital of R&E of R0.01 (one Cent) each, so as to ensure that sufficient authorised share capital is available for the issue and allotment of R&E shares to eligible JCI scheme participants;
"newly constituted Board of R&E"	The Board of R&E as reconstituted on 24 August 2005 to comprise Messrs. Gray, Lamprecht, Madumise and Nissen and later Nurek (with effect from 7 October 2005);
"Nissen"	Andrew Christoffel Nissen, a former director of R&E and a current director of JCI (he having resigned as a director of R&E on 1 April 2007);
"Notice of the R&E general meeting"	The notice of the R&E general meeting attached at pages 60 to 62 of this Circular;
"Nurek"	David Morris Nurek, the former non-executive Chairman of R&E and JCI and an employee of Investec, he having been appointed as the non-executive chairman of R&E on 7 October 2005 and having resigned therefrom on 9 July 2008;

"NI 43-101	National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators;
"oz"	Ounces (troy);
"own name dematerialised R&E shareholders"	R&E shareholders who have dematerialised their R&E shares and have instructed their CSDP to hold their R&E shares in their own name on the sub-register (being the list of shareholders maintained by the CSDP and forming part of the Company's register);
"Pan Palladium"	Pan Palladium Limited (Registration number ALN 093 178 388), a company incorporated in Australia, the shares of which are listed on the Australian Exchange;
"PAYE"	Pay As You Earn and Site (Standard Income Tax on Employees) falls within the Fourth Schedule to the Income Tax Act and is a withholding tax deducted from an employee's remuneration. The Fourth Schedule defines remuneration earned from amongst other income, employment and the corresponding tax liabilities to be deducted from the employee termed 'Site' and 'Paye' whilst the Seventh Schedule of the Income Tax Act applies to certain fringe benefits derived from employment and the subsequent Paye liability deductions where applicable;
"PWC"	PricewaterhouseCoopers Inc (Registration number 1998/012055/21), a company incorporated in South Africa in accordance with the provisions of section 53(b) of the Act and who prior to 8 December 2004 were the auditors of R&E;
"the perpetrators"	The persons whom R&E asserts are perpetrators and whom it alleges comprise a number of persons, some of whom were formerly employed by JCI alternatively associated with the JCI group and/or who served as directors of JCI/the JCI group prior to 24 August 2005. R&E alleges that such persons at all times acted within the field of operation assigned to them by JCI when assisting either directly or indirectly in some or all of the schemes more fully detailed in the Overview of R&E's claims (being Annexure 2 hereto) on behalf of JCI, with the objective of benefiting JCI and/or the JCI group and whose knowledge and conduct R&E alleges is, as a matter of law, imputable to JCI;
"present Board of R&E"	The present board of directors of R&E as reflected on page 24 of this Circular;
"previous Mediators Report"	The previous report of the Mediators, dated 14 April 2008, which is available for inspection as per paragraph 39 of this Circular;
"Phikoloso transaction"	The Phikoloso transaction referred to in Annexure 2 (Overview of R&E Claims) hereto;
"promoter"	The individual(s), company, partnership or association responsible for promoting a company;
"the proposed merger" or "the proposed transaction"	The proposed merger between R&E and JCI to be implemented by way of the scheme of arrangement;
"the proposal"	The proposal made by the present Board of R&E to JCI on 4 November 2008 and updated on 2 December 2008, in line with the resolutions referred to in paragraphs 2.5.1 to 2.5.5 (page 25), subject to the ratification of the proposal by the R&E shareholders and their approval of the resolutions detailed in the Notice of the R&E general meeting, at the R&E general meeting;
"the proposal date"	The date on which the present Board of R&E submitted the proposal to JCI, being 4 November 2008 (and updated on 2 December 2008);

"Rand" or "R"	South African Rand, the unit of currency in use in South Africa;
"R&E claims"	The alleged claims proffered by R&E against JCI, detailed in Annexure 2 to this Circular, none of which have yet been proven;
"R&E Counsel" or "R&E's Counsel"	Advocates Faber SC and N Konstantinides, being practising advocates in South Africa and members of the Johannesburg bar;
"R&E general meeting"	The General Meeting of R&E shareholders to be held at 10:00 on Monday, 19 January 2009 at The Hilton, Rivonia Road, Sandton, 2146, for the purpose of considering and if deemed fit, passing, with or without modification, the resolutions referred to on pages 25 and 26 of this Circular;
"R&E share(s)"	Ordinary shares of R0.01 (one Cent) each in the issued share capital of R&E;
"RRL"	Randgold Resources Limited (Registration number 62686), a company incorporated in Jersey, Channel Islands, the shares of which are listed on the Nasdaq and the London Stock Exchange;
"R&E group"	R&E and its subsidiary and associated companies;
"Report of the Mediators" or "Mediators Report"	The report of the Mediators being Annexure 1 to this Circular and dated 3 November 2008;
"Registrar"	The Registrar of Companies and Intellectual Property, South Africa;
"Roger"	Roger Ainsley Ralph Kebble, the former Chairman of R&E and JCI;
"SA GAAP"	South African Generally Accepted Accounting Practice;
"SAMREC Code"	South African code for reporting of mineral resources and mineral reserves;
"SARS"	The South African Revenue Services is a division of the Government that collects revenue and regulates all forms of tax payable by South African taxpayers. SARS relies upon the Income Tax Act for these collections and regulations;
"Second Addendum"	The second addendum to the Mediation Agreement, concluded between R&E and JCI on 28 September 2007;
"SEC"	The United States Securities and Exchange Commission, Washington D.C.;
"Securities Exchange Act"	US Securities Exchange Act of 1934, as amended;
"Securities Services Act"	The Securities Services Act, No. 36 of 2004, as amended;
"SENS"	The Securities Exchange News Service of the JSE;
"shareholders" or "R&E shareholders"	The certificated, dematerialised and own name dematerialised shareholders of R&E recorded in the shareholders register of the Company as at the date of issue of this Circular;
"Simmer & Jack"	Simmer and Jack Mines Limited (Registration number 1924/007778/06), a company incorporated in South Africa in respect of which Jaganda holds shares;
"South Deep"	South Deep (a gold mine), situated in the Magisterial District of Westonia and Vanderbijlpark (Gauteng Province), owned by Gold Fields;
"SRP"	The Securities Regulation Panel established in terms of section 440B of the Act;

"South Africa"	The Republic of South Africa;
"South African transfer secretaries"	Computershare Investor Services (Proprietary) Limited (Registration number 2004/003647/07), a company incorporated in South Africa and being the South African transfer secretaries of R&E;
"Statement of Claim"	R&E's Statement of Claim in the mediation, which was served on JCI on 3 August 2006 and which has since been amended;
"Strate"	Strate Limited (Registration number 1998/022242/06), a registered Central Securities Depository in terms of the Securities Services Act;
"Steyn"	Marais Steyn, the current acting CEO of R&E, he having been appointed as a director of R&E on 13 December 2006;
"St Helena"	St Helena Gold Mines Limited (Registration number 1905/020743/06), a company registered in South Africa and located within the Free State Province of South Africa, its main business being the mining of gold within the Free State Province;
"subsidiary"	A subsidiary company as defined in section 1(3) of the Act;
"Trinity Endowment"	Trinity Endowment Provident Fund, an investment fund;
"Trinity Management"	Trinity Asset Management (Pty) Ltd (Registration number 1996/010864/07), a company incorporated in South Africa;
"third party claims"	Various claims by R&E and certain of its subsidiaries against third parties whom R&E alleges gave rise to R&E and the said subsidiaries sustaining damages which are yet to be proven;
"the unaudited and unreviewed results"	The provisional unaudited and unreviewed results of R&E for the financial years ended 31 December 2004 and 31 December 2005 and the restated provisional unaudited and unreviewed results for the financial year ended 31 December 2003;
"United Kingdom registrars"	Capita Registrars Limited (Registration number 02605568), a company incorporated in England and Wales, United Kingdom;
"United States" or "US"	The United States of America;
"United States Depositary"	The Bank of New York;
"US GAAP"	Generally Accepted Accounting Principles in the United States;
"VAT"	Value Added Tax levied in terms of the Value Added Tax Act, being a form of indirect taxation imposed on the value of goods and services supplied by vendors (being persons who are required to register for VAT), the current rate of which is 14%;
"Value Added Tax Act"	The Value Added Tax Act, No. 89 of 1991, as amended; and
"VWAP"	The volume weighted average traded price on the JSE.

IMPORTANT DATES AND TIMES

	Date
Circular and Notice of the R&E General Meeting posted to R&E shareholders on	Friday, 5 December 2008
Last day for lodging forms of proxy with the South African transfer secretaries and the United Kingdom registrars for the R&E General Meeting by no later than 10:00 on	Thursday, 15 January 2009
R&E General Meeting to be held at 10:00 on	Monday, 19 January 2009
Results of the R&E General Meeting announced on SENS on	Monday, 19 January 2009
Results of the R&E General Meeting published in the press on	Tuesday, 20 January 2009

Notes:

1. The interpretations and definitions on pages 14 to 22 of this Circular apply to these important dates and times.
2. The above dates and times are subject to change. Any such changes to the above dates and times will be published on SENS and in the South African press.
3. All times indicated above are in South African times.

RANDGOLD

Randgold & Exploration Company Limited
(Incorporated in the Republic of South Africa)
(Registration number 1992/005642/06)
Share code: RNG ISIN: ZAE000008819 (suspended)
ADR ticker symbol: RNG

Directors of R&E

D C Kovarsky *(Independent Non-executive Chairman)*
M Steyn *(CEO and Financial Director) (Executive)*
D I de Bruin *(Independent Non-executive)*
M B Madumise *(Independent Non-executive)*

CIRCULAR TO R&E SHAREHOLDERS

1. INTRODUCTION

1.1 On 23 April 2007, R&E and JCI announced on SENS, that pursuant to the recommendation of the Mediators, R&E intended to propose a scheme of arrangement between JCI and its shareholders (excluding R&E) which, if implemented, would result in R&E becoming the owner of the entire issued share capital of JCI (and JCI becoming a wholly-owned subsidiary of R&E).

1.2 In the Information Update (dated 24 July 2008), shareholders were informed that as a result of delays in concluding the proposed merger, R&E and JCI had been engaged in negotiation regarding a settlement and on 21 July 2008 had signed an MOU, with a view to a possible settlement agreement being concluded between the companies within 21 days thereof.

1.3 On 26 August 2008, R&E announced on SENS that the companies had not been able to achieve the settlement agreement as envisaged in the MOU and furthermore, had not been able to execute the proposed merger as contemplated in the joint SENS announcement dated 23 April 2007. R&E announced further, that the merger having failed, the dispute between the companies would be referred to arbitration. In the same announcement R&E cited various parties in respect of which it has proceeded with legal action in an attempt to recover damages arising from assets which it alleges were misappropriated from it during the Kebble era. (It should be noted that the Mediation Agreement provides *inter alia* that should the merger fail for any reason whatsoever, the disputes between the companies would be referred to arbitration.)

1.4 On 27 August 2008, JCI published a SENS announcement in which it announced that in its view, there was no reason why the merger should be aborted and that JCI intended engaging with R&E in regard to the issues raised in R&E's announcement.

1.5 Following the SENS announcement of 26 August 2008, certain of R&E's major shareholders approached the present Board of R&E and requested that R&E revisit a possible merger with JCI as an alternative to immediate arbitration.

1.6 The present Board of R&E is mindful of the costs associated with pursuing a protracted arbitration with JCI at this stage and of its obligation to R&E shareholders to seek an expedient solution to the impasse with JCI, to the extent achievable.

1.7 Having obtained various regulatory dispensations and rulings from the JSE and SRP (regarding the formal disclosure requirements applicable to such a merger), due largely to the inability on the part of R&E and JCI to produce annual financial statements, the present Board of R&E is now in a position to formally seek the requisite approvals from R&E shareholders in order to proceed with a merger with JCI.

1.8 The present Board of R&E regards the merger as a prudent, pragmatic and viable mechanism to resolve the difficulties between R&E and JCI.

1.9 On 4 November 2008, the present Board of R&E made the proposal to JCI in line with the resolutions referred to in paragraphs 2.5.1 to 2.5.5 below.

1.10 The proposed transaction requires R&E shareholders to approve the requisite resolutions set out in the Notice of the R&E general meeting, to enable R&E to proceed with the proposed merger (which forms the subject matter of this Circular), and in so doing to ratify the proposal.

2. **PURPOSE OF THIS CIRCULAR AND THE R&E GENERAL MEETING**

2.1 The purpose of this Circular is to provide R&E shareholders with the requisite information upon which to make a decision in respect of the proposed resolutions as set out in the Notice of the R&E general meeting relating to the approval required from R&E shareholders in order for the present Board of R&E to proceed with the proposed merger and to ratify the proposal made to JCI, that JCI and the scheme participants (excluding R&E), conclude the scheme of arrangement as proposed, and that each eligible scheme participant transfers its ordinary shares in JCI to the Company in exchange for the issue and allotment of shares in the Company, on the basis of the merger ratio being the allotment of one new ordinary R&E share for every 95 ordinary JCI shares held by JCI scheme participants, the further details of which and the manner in which fractions of shares will be dealt with in respect of the proposed merger being set out in paragraph 2.5.1 below and the Notice of the R&E general meeting.

2.2 R&E shareholders should note that the merger ratio enjoys the support of the present Board of R&E. The merger ratio has been considered by the Mediators, as confirmed in their report which is attached hereto as Annexure 1. As appears from the Mediators' Report, the Mediators consider the proposed merger to be commercially prudent and not inequitable to the shareholders of R&E and JCI in the circumstances.

2.3 In order to give effect to the proposed merger, and to enable JCI to conclude a scheme of arrangement with its shareholders (excluding R&E) pursuant to the provisions of section 311(1) of the Act, the authorised share capital of R&E will need to be increased through the creation of the new R&E shares.

2.4 Accordingly, a General Meeting of the shareholders of R&E has been convened to take place at 10:00 on Monday, 19 January 2009, at 10:00 The Hilton, Rivonia Road, Sandton, Johannesburg, South Africa.

Resolutions to be tabled at the R&E general meeting

2.5 The purpose of the R&E general meeting is to consider and if deemed acceptable, to adopt the following resolutions, which appear in full in the Notice of the R&E general meeting enclosed with this Circular:

2.5.1 that R&E shareholders ratify the proposal, that JCI and the JCI scheme participants (excluding R&E), conclude a scheme of arrangement on or before 31 March 2009, or such later date as R&E and JCI may prior to 31 March 2009 agree in writing (provided that such later date shall not exceed 90 (ninety) days after 31 March 2009), in terms whereof, subject to the fulfilment of the conditions precedent to such scheme of arrangement as proposed being fulfilled, each eligible scheme participant in South Africa and other permissable jurisdictions will transfer its ordinary shares in JCI to the Company in exchange for the issue and allotment of one new R&E share for every 95 ordinary JCI shares so transferred on the basis that where any fractional entitlement to a new R&E share arises from the application of the merger ratio and:

- such fractional entitlement to a new R&E share is 0.5 or more, such fraction will be rounded up to the nearest whole number; and
- such fractional entitlement to a new R&E share is less than 0.5, such fraction will be rounded down to the nearest whole number;

2.5.2 that the proposal be ratified by R&E shareholders subject to the further proviso that:

- the NAV of JCI at 31 March 2008 as set out in this Circular ("**the JCI NAV**") does not reduce by more than 10%, excluding the effect that any fluctuation in the prices of listed equities and derivatives and the JCI group's investment in Jaganda may have thereon; and/or
- the NAV of R&E at 31 March 2008 as set out in this Circular ("**the R&E NAV**") does not increase by more than 20%, excluding the effect that any fluctuations in the prices of listed equities and derivatives may have thereon;

should either the JCI NAV or the R&E NAV fluctuate as set out above after the making of the proposal but prior to 31 March 2009 or such later date as R&E and JCI may prior to 31 March 2009 agree in writing (provided that such later date shall not exceed 90 (ninety) days after 31 March 2009), or the date on which the last in time of the conditions precedent as set out in paragraphs 2.6.1 to 2.6.6 below, to be fulfilled, is fulfilled (whichever is the first occurring), the Board of R&E shall in either of such events be obliged to withdraw the proposal;

2.5.3 that subject to the passing of the resolution referred to in paragraph 2.5.1 above and the special resolution authorising the issue of the new shares, that the Company be authorised to make a cash payment to those eligible JCI scheme participants whose fractional entitlement to a new R&E ordinary share will be rounded down to the nearest whole number, in terms whereof such JCI scheme participants, having so elected, will receive a cash payment of R16.19 for any fractional entitlement to an ordinary R&E share that may be rounded downwards;

2.5.4 subject to the passing of the resolution referred to in paragraphs 2.5.1 above, and the fulfilment of the conditions precedent pertaining to the scheme of arrangement by 31 March 2009, or such later date as R&E and JCI may prior to 31 March 2009 agree in writing (provided that such later date shall not exceed 90 (ninety) days after 31 March 2009), that the Company approve a special resolution increasing its authorised ordinary share capital by the creation of the new R&E shares so as to ensure that there are sufficient unissued R&E shares in the authorised share capital of the Company for the issue and allotment of the new R&E shares to eligible JCI scheme participants (in terms whereof the authorised and unissued shares in R&E's share capital, including those to be issued in terms of the proposed merger, will be of the same class and will rank *pari passu* in all respects);

2.5.5 following the adoption of the resolutions referred to in paragraphs 2.5.1 and 2.5.4 and any other resolutions which may be adopted, the new R&E shares are to be placed under the control of the present Board of R&E who are authorised to issue and allot such shares for the purposes of implementing the scheme of arrangement.

Conditions precedent

2.6 R&E shareholders should note that notwithstanding their approval of the proposed merger as contemplated in this Circular, in order for the scheme of arrangement to proceed there are various conditions precedent that will need to be fulfilled, which will include, *inter alia*, the following:

2.6.1 the approval by the requisite majority of R&E shareholders in general meeting of the resolutions ratifying the proposal (Ordinary Resolution Number 1), authorising the share capital of R&E to be increased by the new R&E shares (Special Resolution Number 1) and placing the new shares under the control of the Board of R&E with the authority to allot and issue such new shares (Ordinary Resolution Number 4) as tabled in the Notice of R&E general meeting attached to this Circular, by no later than Tuesday, 31 March 2009 or such later date as R&E and JCI may prior to 31 March 2009 agree in writing (provided that such later date shall not exceed 90 (ninety) days after 31 March 2009);

2.6.2 the approval by the requisite majority of eligible JCI scheme participants representing not less than three-fourths of the votes exercisable by such JCI scheme participants present and voting, either in person or by proxy at the meeting to give effect to the scheme of arrangement, by no later than Tuesday, 31 March 2009 or such later date as R&E and JCI may prior to 31 March 2009 agree in writing (provided that such later date shall not exceed 90 (ninety) days after 31 March 2009;

2.6.3 the Registrar of Companies registering Special Resolution Number 1 as set out in the Notice of the R&E general meeting by no later than Tuesday, 31 March 2009 or such later date as R&E and JCI may prior to 31 March 2009 agree in writing (provided that such later date shall not exceed 90 (ninety) days after 31 March 2009);

2.6.4 the High Court of South Africa sanctioning the scheme of arrangement by no later than Tuesday, 31 March 2009 or such later date as R&E and JCI may prior to 31 March 2009 agree in writing (provided that such later date shall not exceed 90 (ninety) days after 31 March 2009);

2.6.5 the Registrar of Companies registering a certified copy of the Order of Court sanctioning the scheme of arrangement in terms of the Act, by no later than Tuesday, 31 March 2009 or such later date as R&E and JCI may prior to 31 March 2009 agree in writing (provided that such later date shall not exceed 90 (ninety) days after 31 March 2009);

2.6.6 the approval of all regulatory approvals or consents to the extent required (including the Competition Authorities) being granted, necessary to implement the scheme of arrangement by no later than Tuesday, 31 March 2009 or such later date as R&E and JCI may prior to 31 March 2009 agree in writing (provided that such later date shall not exceed 90 (ninety) days after 31 March 2009);

2.6.7 if Ordinary Resolution Number 2 as set out in the Notice of the R&E general meeting is passed, then by no later than Tuesday, 31 March 2009 or such later date as R&E and JCI may prior to 31 March 2009 agree in writing (provided that such later date shall not exceed 90 (ninety) days after 31 March 2009), or the date on which the last in time of the conditions precedent detailed in paragraphs 2.6.1 to 2.6.6 above to be fulfilled, is fulfilled (whichever is the first occurring), the NAV of JCI at 31 March 2008 (as set out in Annexure 6a), shall not have reduced by more than 10%, excluding the effect that any fluctuation in the prices of listed equities and derivatives and the JCI group's investment in Jaganda (in liquidation), may have thereon;

2.6.8 if Ordinary Resolution Number 2 as set out in the Notice of the R&E general meeting is passed, then by no later than Tuesday, 31 March 2009 or such later date as R&E and JCI may prior to 31 March 2009 agree in writing (provided that such later date shall not exceed 90 (ninety) days after 31 March 2009), or the date on which the last in time of the conditions precedent detailed in paragraphs 2.6.1 to 2.6.6 above to be fulfilled, is fulfilled (whichever is the first occurring) the NAV of R&E at 31 March 2008 (as set out in Annexure 5a), shall not have increased by more than 20%, excluding the effect that any fluctuation in the prices of listed equities and derivatives may have thereon.

If any of the above conditions precedent shall not have been fulfilled by the date specified in paragraph 2.6 above for its fulfilment, the JCI scheme shall lapse and be of no force and effect.

General

2.7 The adoption of the resolutions referred to in paragraphs 2.5.1 to 2.5.5 above is subject to such resolutions being approved by the requisite majority of R&E shareholders, entitled to vote thereon, at the R&E general meeting.

2.8 The proposed merger is classified as a Category 1 transaction and as a related party transaction in terms of the JSE Listings Requirements and accordingly R&E is required to obtain shareholder approval (excluding those related parties as set out in paragraph 11 of this Circular), ratifying the proposal in general meeting. Accordingly, those related parties as described in paragraph 11 below will be taken into account for the purposes of determining a quorum in respect of Ordinary Resolutions Numbers 1, 2 and 3 as set out in the Notice of the R&E general meeting, but will not be entitled to vote thereon. All other R&E shareholders will be entitled to vote thereon, including the holders of the disputed R&E shares and ADR holders. Save for the restrictions placed on related parties from voting in terms of the JSE Listings Requirements, all shares in issue as held by R&E shareholders, whether or not disputed R&E shares, are entitled to vote at the R&E general meeting, including ADR holders.

2.9 In addition, in terms of the JSE Listings Requirements pertaining to related party transactions, the Board of R&E is required to obtain a Fairness Opinion in respect of the proposed transaction. The inability to produce a Fairness Opinion was motivated to the JSE. The Mediators' Report (being Annexure 1) has been included in this Circular.

2.10 The offer in terms of the scheme of arrangement is not being made, directly or indirectly, in any jurisdiction or to any JCI shareholder in any jurisdiction where this offer or the acquisition of R&E shares would or might constitute a violation of the laws of such jurisdiction or require registration

or approval under the securities laws of such jurisdiction and accordingly JCI shareholders in any such jurisdiction may not tender their JCI shares or receive R&E shares or otherwise accept the offer as contemplated in terms of the scheme of arrangement or receive this Circular. The completion of the scheme of arrangement is subject to a number of conditions precedent being fulfilled, including, without limitation, shareholder approval by R&E and JCI and the receipt of regulatory approvals. Shareholders in certain jurisdictions outside of South Africa may not be entitled to receive any R&E shares as scheme consideration if such receipt would require registration or approval under local securities laws in R&E's sole discretion. R&E currently intends to put a mechanism in place, to the extent permitted, so that the shareholders in such jurisdictions may receive cash instead of such R&E shares. Such mechanism may include the implementation of an arrangement for the sale of the R&E shares in South Africa due to the eligible JCI scheme participants, which such shareholders would otherwise be entitled to in South Africa, and the distribution of the sale proceeds therefrom to such shareholders. R&E's shares currently only trade in the over-the-counter market in South Africa on a limited basis. As a result, there can be no assurance as to how long R&E would be able, if at all, to arrange for the sale of such R&E shares in South Africa, what price could be obtained, if any, for the sale of such R&E shares in South Africa or that R&E would be able to successfully implement such mechanism, should the Board of R&E indeed elect to utilise such mechanism. Notwithstanding any of the foregoing, R&E expressly reserves the right to implement any other mechanism, or no mechanism, that it determines in its sole discretion.

2.11 **The scheme document**

2.11.1 Shareholders are hereby advised that the R&E board will make available for inspection a copy of the scheme circular issued by the board of JCI and place same on R&E's website, as soon as such scheme circular is made available to JCI shareholders. R&E will make an announcement on SENS informing all R&E shareholders as to when such scheme circular is made available to JCI shareholders as set out above.

2.11.2 Shareholders are further advised that no SRP approval is required for the purposes of this Circular to R&E shareholders. Details pertaining to any application for rulings and rulings granted by the SRP in respect of the scheme circular will be documented in the scheme circular to be posted to JCI shareholders in due course and made available to R&E shareholders as referred to in 2.11.1 above.

3. BACKGROUND TO THE PROPOSED MERGER

3.1 The background to the R&E claims and the JCI dispute is best illustrated with reference to the following timeline:

Prior to 24 August 2005 (the Kebble era)	• R&E alleges that during the Kebble era, it was the victim of widespread frauds and thefts of its assets on a scale unprecedented in South African corporate history. • Kebble was the CEO of both R&E and JCI. • Dr Mark Bristow, the CEO of RRL, questioned whether R&E continued to hold its substantial investment in RRL (which comprised the majority of R&E's asset base). • Kebble maintained throughout that R&E still held its investment in RRL. • The uncertainty surrounding R&E's investment in RRL prevented R&E from publishing annual financial statements for the financial year ended 31 December 2004. • On 8 December 2004, PWC resigned as R&E's auditors. • On 8 December 2004, Charles Orbach was appointed as R&E's auditors. • As at August 2005, JCI was in a precarious financial position requiring funding.
1 August 2005	• R&E was suspended on the JSE (having failed to comply with the requirements of both the JSE and Nasdaq) as a result of it not being able to produce audited annual financial statements for the year ended 31 December 2004.

24 August 2005	• The boards of directors of R&E and JCI (as well as Western Areas and Matodzi) were reconstituted in consequence of Investec agreeing to extend a financial rescue package to JCIIF, (with the support of Allan Gray), which gave rise to Kebble and Roger, together with other R&E and JCI directors, resigning. • Gray and Lamprecht were appointed to the board of R&E as CEO and Financial Director, respectively. • Newly constituted R&E Board appointments resulted in an overlap between the boards of JCI and R&E in respect of Gray, Lamprecht and Nissen, and later Nurek (with effect from 7 October 2005). • Subject to the re-constitution of the various boards, Investec agreed to extend a financial rescue package to JCIIF of R460 million aimed mainly at enabling JCI to settle a judgment granted in favour of Benoryn Investments (Pty) Limited for approximately R70 million.
5 September 2005	• Charles Orbach resigned as auditors of R&E due to an inability to reconcile the financial affairs of the Company, including validating the existence of R&E's investment in RRL (and various other listed investments), thus precluding them from being able to finalise the audit for the year ended 31 December 2004.
21 September 2005	• R&E was delisted from Nasdaq as a result of not being able to produce annual financial statements for the year ended 31 December 2004.
14 October 2005	• The newly constituted Board of R&E appointed independent forensic auditors, JLMC (formerly Umbono), to embark on a forensic investigation on behalf of R&E.
Mid-October 2005	• JCI also appointed forensic investigators, KPMG Services, to undertake a forensic investigation into the affairs of JCI.
27 October 2005	• The newly constituted Board of R&E appointed KPMG to act as R&E's statutory auditors.
End of October 2005	• JLMC established that CMMS had not properly recorded the inter-company loan accounts between JCI and R&E as one of many mechanisms used to disguise alleged misappropriations. No meaningful explanation could be provided as to the whereabouts of the proceeds derived from the sale of R&E's shares in RRL. • The 1st interim forensic report of JLMC indicated that it appeared that there had been wide scale misappropriations of R&E assets from which it appeared further that the JCI group had benefitted therefrom. • JLMC continued with their investigations and the newly constituted Board of R&E appointed an independent legal team. • The forensic reports that followed indicated that the greater majority of R&E's assets had been misappropriated and that legal claims existed between R&E and JCI.
7 April 2006	• The Mediation Agreement was concluded. This provided for the mediation of the claims between the companies arising out of the Kebble era, and in the event of the mediation failing, arbitration. • Based on the findings of JLMC and contributions from witnesses, the R&E claims were formulated against JCI. • An analysis of the R&E claims and JLMC's findings indicated a series of complex and intricate transactions which occurred over many years. • The R&E claims amounted to R5,6 billion (based on the highest value thereof at the time), excluding interest. (JCI has contested such claims and denies any liability to R&E). • The Mediation Agreement provided for the appointment of the Mediators.
20 June 2006	• KPMG Services and JLMC exchanged the 8th of May report and forensic report of JLMC, respectively, which were prepared for the purposes of the mediation.

	• Subsequent to the 8th of May report, JCI served the further JCI report on R&E (which was not contemplated under the Mediation Agreement).
19 July 2006	• R&E and JCI concluded an addendum to the Mediation Agreement, extending the time period for the filing of Statements of Claim and by when the mediation should be resolved by.
8 September 2006	• JCI served a Statement of Defence on R&E, denying any indebtedness to R&E.
Mid-December 2006	• The Mediators requested additional financial information regarding the flow of funds between the R&E group and the JCI group, especially with regard to the disposal of R&E's listed investments.
19 – 22 February 2007	• The newly constituted Board of R&E and the Board of JCI endorsed the notion of a merger between the companies and resolved to canvass such possibility with the Mediators.
28 February 2007	• The Mediators issued an interim recommendation, followed by an explanatory note on 5 March 2007, in which they suggested that based on the NAV of JCI at the time an imputed settlement of between R1.2 to R1.5 billion represented a realistic starting point to resolve the disputes between the companies.
15 March 2007	• An update to R&E shareholders regarding the merger was published on SENS.
23 April 2007	• A joint SENS announcement was made by R&E and JCI indicating that pursuant to the recommendation of the Mediators, the respective boards proposed to recommend the proposed scheme of arrangement to their shareholders.
19 June 2007	• An application was submitted by R&E and JCI to the JSE and SRP for dispensation from complying with certain rulings and regulations regarding the proposed merger.
	• The shareholders of R&E and JCI were called upon to make submissions to the SRP in regard to the merger.
September 2007	• A Second Addendum to the Mediation Agreement was signed providing for the mediation to be referred to arbitration in the event of a merger failing for any reason whatsoever.
October 2007	• R&E and JCI made a joint application to the JSE and SRP in respect of certain of the disclosure requirements relating to the presentation of financial information for the purposes of proceeding with the proposed merger.
13 December 2007	• Both R&E and JCI published unaudited NAV statements as of 31 March 2007 on SENS, incorporating limited assurance reports from KPMG.
7 March 2008	• R&E proceeded with an action against PWC out of the High Court of South Africa for approximately R7.6 billion, based on the highest value of R&E's claims at the time. (Such action is presently being defended by PWC.)
12 March 2008	• JCI denied that it was "holding substantial moneys (R767 million) owing to R&E which should be reflected in the assets of R&E".
24 March 2008	• The SEC issued an Order pursuant to Section 12(j) of the Securities Exchange Act pursuant to which the registration of R&E's shares and ADRs in the United States was revoked. The effect of this Order is to prohibit trading in R&E's shares and ADRs in the United States. See paragraph 22 of this Circular.
15 July 2008	• JCI denied the existence of any common cause indebtedness (allegedly acceded to by JCI).
	• JCI also denied any liability towards R&E based on the causes of action relied upon by R&E in the Statement of Claim.

21 July 2008	• R&E and JCI signed an MOU, aimed at settling the disputes between the companies and paving the way for the conclusion of a possible settlement agreement within 21 days.
24 July 2008	• The Information Update was posted to all R&E shareholders.
August 2008	• R&E and certain of its subsidiaries issued summons against third parties for damages allegedly sustained by R&E and its subsidiaries.
26 August 2008	• A SENS announcement was made by R&E that a settlement (which ultimately proved to be commercially and legally unsatisfactory), had not been achieved and the merger having failed, the dispute between the companies would be referred to arbitration.
September 2008	• Major shareholders of R&E approached the present Board of R&E and requested R&E to revisit a possible merger with JCI as opposed to immediate arbitration.
To date	• A possible merger with JCI as contemplated in this Circular requires the consideration of the R&E shareholders. (Refer to "Rationale for the proposed transaction" in paragraph 5 below.)

3.2 The matters referred to in the table above are in no way intended to be exhaustive of what follows in this Circular and shareholders are required to carefully study the contents thereof, as well as the Information Update (to the extent referred to in this Circular), and give consideration to the complex issues detailed herein.

4. THE PROPOSED TRANSACTION

4.1 The proposed merger

4.1.1 The Business of R&E and JCI

The Business of R&E

R&E is an investment holding company with assets in the mining industry. The Company aims to invest in high quality assets that will ensure maximum return for its shareholders. It currently holds prospecting rights directly and indirectly (through subsidiary companies) which it plans to develop further in order to add value to its investments. R&E will only consider mining where the resource analysis proves that it is commercially prudent to do so. There are no operational mines in the group.

Recovery of assets

R&E alleges that the R&E group was the victim of widespread frauds and thefts of their assets during the Kebble era which resulted in the R&E group being stripped of the majority of their assets. Based on forensic investigations, legal assessments and the opinion of R&E's Counsel, R&E has embarked on a process of attempting to recover damages allegedly occasioned to the R&E group in respect of the alleged misappropriation of their assets.

The Business of JCI

JCI has invested in various industries having formerly had a strong mining background. R&E has lodged various claims against JCI, totalling approximately R14 billion based on the highest value of such claims up to 31 March 2008.

4.1.2 Vendors of JCI

Should the proposed merger be approved by R&E shareholders as contemplated in this Circular, and should the scheme of arrangement as proposed by the present Board of R&E (which is subject to the ratification of the R&E shareholders as requested in terms of this Circular) become unconditional, then the vendors will be all of the shareholders in JCI save for R&E (to the extent that it is already a shareholder in JCI). The major shareholders of JCI (excluding R&E) who are eligible to participate in the scheme of arrangement are detailed in paragraph 23.2 of this Circular.

4.1.3 **Effective date**

The effective date of the proposed merger will be the date upon which the scheme of arrangement becomes unconditional.

4.1.4 **Conditions precedent**

The proposed merger is subject to the conditions precedent as set out in paragraph 2.6 that, *inter alia,* the resolutions as set out in the Notice of R&E general meeting attached to this Circular (if deemed acceptable) are approved by the requisite majority of R&E shareholders, and the scheme of arrangement proposed to JCI (and the JCI scheme participants), is approved by JCI shareholders (excluding R&E), and becomes unconditional by the condition precedent fulfilment date.

4.1.5 **Other significant terms**

The scheme of arrangement requires implementation prior to 31 March 2009 (or such later date as R&E and JCI may prior to 31 March 2009 agree in writing (provided that such later date shall not exceed 90 (ninety) days after 31 March 2009)), failing which the scheme of arrangement will no longer be valid. No goodwill arises in respect of the proposed transaction.

5. RATIONALE FOR THE PROSPOSED TRANSACTION

5.1 Factors detracting from arbitration

5.1.1 In the absence of a merger, the present Board of R&E will have little choice but to refer the R&E claims to arbitration. Much time and significant cost will be expended on preparing for and prosecuting the arbitration and it has been conservatively estimated that the arbitration will endure for a considerable period of time (the preparation and hearing thereof being estimated at approximately 18 months). The attrition associated with arbitration may detract from its desirability.

5.1.2 Should the R&E claims be successfully sustained after a lengthy arbitration, the final result may not vest in R&E a tangible financial advantage which R&E could not otherwise obtain through a responsibly negotiated resolution of the present impasse. More importantly, the success of the arbitration is constrained by JCI's NAV, of R1.02 billion as at the last practicable date, as set out in this Circular. There is no prospect of R&E being able to satisfy its claims (if successful) beyond the extent of JCI's NAV at present. The merger may therefore result in a saving of costs which could otherwise make inroads into JCI's NAV. Management's time will also be saved, as will the allocation of resources in pursuing the arbitration, with the concomitant advantages which could arise there from. In short, R&E may be in a more favourable financial position should the matter be resolved on the basis of a merger than it otherwise might be were the arbitration to proceed. (It should however be noted that R&E and certain of its subsidiaries have proceeded with a number of summonses against a variety of parties whom it is contended have occasioned R&E and such subsidiaries loss. The possibility exists that such parties may seek to hold JCI accountable in respect thereof, the likelihood and the extent of which and ability of JCI to meet same not being possible to quantify or determine.)

5.1.3 Should JCI fail in its defence in the arbitration, its liquidation could follow. Were JCI to be wound up, the costs of liquidation could substantially erode any possible recovery by R&E. Any reduction in the NAV of JCI will filter directly through to R&E and its shareholders, and impact directly upon the extent of the recovery available to R&E. A merger will not extinguish the R&E claims. Such claims will be preserved for the board of R&E to determine how best to deal therewith for the benefit of the shareholders of the merged entity in due course. Any possible liquidation may also hold grave implications in respect of JCI's portfolio of prospecting rights. In terms of the MPRDA Act, were JCI to be wound-up, the prospecting rights which it has converted to date may lapse.

5.1.4 During such arbitration process, the engagement of R&E's senior executive management and the commitment of vast financial resources to such process (which may extend to in the region of R10 to R35 million), will need to be dedicated to the prosecution of R&E's claims.

Such utilisation of management's time and resources could very well lead to the foregoing of possible business opportunities which may evolve. (To date R&E has incurred approximately R150 000 in respect of the arbitration, as it is only in its fledgling stage.)

5.1.5 The merger ratio of one new R&E share for every 95 JCI shares will effectively allocate approximately 77% of the combined companies to R&E shareholders and 23% to JCI scheme participants in the post-merger group (on the basis that the scheme of arrangement becomes unconditional).

5.1.6 This merger proposal is the final attempt by the Company to resolve the difficulties facing the companies in a commercially pragmatic fashion.

5.2 Support from various parties for the proposed merger

Certain of the shareholders have since the R&E SENS announcement dated 26 August 2008 requested the present Board of R&E to revisit a merger, indicating their support therefor. The Mediators have also expressed their support for the proposed merger as appears from the Mediators Report being Annexure 1 to this Circular. Faced with the alternatives to a merger, the Board of R&E supports a merger as a pragmatic resolution to the difficulties which confront R&E and its shareholders.

5.3 R&E and JCI post the merger

5.3.1 The merger alternative affords the shareholders of both R&E and JCI, a mechanism whereby although the R&E claims remain unresolved, the new board of the combined R&E and JCI will be appointed for the benefit of all shareholders in R&E, and will be vested with the opportunity to determine how best to deal therewith. Through a merger, the companies will be able to pool their collective energies in an attempt to benefit and create a revitalised group. The companies can then commit their combined resources to the pursuit of core business aimed at restoring each of R&E and JCI in so far as is possible.

5.3.2 Management will then be able to focus their attention on the pursuit of increasing value within the group and take advantage of corporate opportunities which may arise for the benefit of R&E and its shareholders, including the JCI scheme participants.

5.3.3 The shareholders in the merged entity (including the erstwhile shareholders of JCI), stand to benefit directly from all and any recoveries made against third parties although it is not possible to predict the extent to which such third parties may seek recourse against JCI and to what extent JCI will be undermined hereby.

5.3.4 The present Board of R&E is of the considered view that a merger will bring about relative certainty for R&E shareholders.

6. THE MEDIATION AGREEMENT AND THE R&E CLAIMS

6.1 The main features of the Mediation Agreement are that both R&E and its subsidiary and associated companies on the one hand and JCI and its subsidiary and associated companies on the other, would be treated as single entities. In terms of the Mediation Agreement, JCI is defined to include both it and its subsidiaries and associated companies, including its interest in CMMS. (A similar definition applies to R&E.) At the inception of the mediation, both R&E and JCI were obliged to exchange separate forensic reports, detailing the basis of any claims which either company alleged it enjoyed against the other. Both companies would thereafter formulate claims, by way of a Statement of Claim. Following the exchange of their respective Statements of Claim, both companies would exchange Statements of Defence. Three experienced professionals, consisting of a Senior Counsel, a Mediation Specialist and a Chartered Accountant, were to be appointed to manage the mediation process and make recommendations to the companies. The shareholders of both companies in general meeting would ultimately be required to decide whether or not to accept any recommendation that the Mediators may make. Failure by the shareholders to endorse the recommendation by the Mediators, would result in the claims being referred to arbitration in accordance with the expedited rules of AFSA, the outcome of which would be binding on the companies (and subject only to one right of appeal).

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6.2 The formal mediation process commenced with the exchange by the parties of the 8th of May report as prepared by KPMG Services and JLMC's report of 20 June 2006. Such exchange took place on 20 June 2006.

6.3 R&E's Statement of Claim was served on JCI on 3 August 2006. JCI did not serve a Statement of Claim on R&E. On 8 September 2006 JCI however served its Statement of Defence on R&E.

6.4 A summary of the mediation process and the R&E claims, as well as the legal basis upon which they are predicated, is to be found in Annexure 2 to this Circular (Overview of R&E claims at 31 October 2008 against JCI).

6.5 Annexure 2 (Overview of R&E claims at 31 October 2008 against JCI) includes a table summarising the R&E claims at the time they were lodged against JCI, and updated for progress made to date.

7. THE PROSPECTS OF SUCCESS OF R&E'S CLAIMS

R&E's legal team were instructed to formulate the R&E claims with reference to the findings of JLMC, the forensic reports and the input of various witnesses. R&E's Counsel have furnished an opinion to R&E in terms whereof (on the basis of their analysis of the forensic reports and witnesses interviewed thus far) they indicate that in their view, a reasonable prospect of success exists in respect of the R&E claims, subject to the qualifications as more fully set out in the formal opinion by R&E's Counsel which is attached to this Circular as Annexure 4 (R&E's Senior Counsel's opinion in respect of the R&E claims).

8. THE GENESIS OF THE PROPOSED MERGER

In giving expression to the machinery of the Mediation Agreement, the Mediators were appointed. The newly constituted Board of R&E were of the view that given the complexity and magnitude of the alleged misappropriations and claims identified, the Mediators were the most suitable persons to mediate the claims. During mid December 2006 the Mediators requested financial information from both R&E and JCI. There was extensive co-operation between the respective boards (and specifically Steyn and Maxwell) as the prospect of a merger between R&E and JCI began taking hold as a pragmatic solution to the impasse at hand. The idea of a merger was favourably received by the newly constituted Board of R&E and the Board of JCI. During the period 19 February to 22 February 2007, the respective boards of R&E and JCI endorsed the notion of the merger and the idea was canvassed with the Mediators, given that the mediation process was well underway.

9. THE MEDIATORS' RECOMMENDATION AND THE EVENTS SUBSEQUENT THERETO

On 28 February 2007, the Mediators issued an interim recommendation that R&E and JCI merge. The Mediators went further to recommend that an imputed settlement of between R1.2 to R1.5 billion based on the NAV of JCI at the time (31 March 2007) represented *"a realistic starting point to resolve the disputes between the companies – the basis being that the settlement figure be used to ultimately drive the merger ratio between the shareholders of the companies"*. On 3 November 2008, the Mediators furnished their updated Mediators' Report and indicated that owing to the fact that the NAV of JCI has roughly halved since February 2007, the aforementioned imputed or notional settlement range is no longer valid. Applying the exchange ratio, the Mediators indicate that "this implies a notional settlement figure of approximately R750 million which, having regard to the current financial position of JCI, is a figure which, in our opinion, is not unreasonable". The Mediators arrived at the ultimate conclusion that having regard to all of the factors taken into account, "our 14 April 2008 opinion remains of application, *viz*: In the unusual and variable circumstances enumerated above, the swap ratio proposed by the companies is in our opinion commercially prudent and not inequitable to the shareholders of Randgold or JCI". It should however be noted that the proposed merger will not result in the R&E claims being compromised in any way, a position supported by the Mediators.

10. THE DETERMINATION OF THE MERGER RATIO

10.1 Background to the previously recommended merger ratio

10.1.1 In early 2007, it became clear that even if R&E were to be successful in the arbitration against JCI, in relation to the R&E claims (initially R5.8 billion based on the highest value of such claims at the time) the NAV of JCI was insufficient to meet same.

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10.1.2 The respective Boards of R&E and JCI were cognisant of the Mediators' view that any merger should leave some value for JCI scheme participants. Accordingly, the Boards of R&E and JCI went about formulating a possible merger that left some value for the shareholders of JCI.

10.1.3 Ultimately, after much consultation with the major shareholders of both R&E and JCI a merger ratio of 95 JCI shares for every one R&E share was accepted by the respective Boards of R&E and JCI, as well as by major shareholders, and it was resolved that such merger ratio should be proposed to the respective shareholders of the companies. It was also resolved that the NAV's of R&E and JCI at 31 March 2007 should be utilised for the purpose of the determination of the merger ratio to be proposed at that time.

10.1.4 For the sake of completeness the board of R&E invites the attention of shareholders to the following considerations and circumstances that were taken into account in arriving at the previously recommended merger ratio.

10.1.5 During the early stages of 2007, Maxwell and Steyn together with KPMG Services and JLMC, engaged with the Mediators (and in particular Professor Harvey Wainer), regarding the extent of funds which had allegedly flowed from R&E to JCI in respect of R&E's assets. Whether a negotiated settlement of the claims between R&E and JCI was capable of being attained had to be considered.

10.1.6 It became obvious that a factor in support of the merger was that the NAV of JCI in relation to R&E's claims rendered a long and complex arbitration unattractive, even if R&E was to be substantially successful.

10.1.7 In the discussions which ensued between Maxwell and Steyn:

10.1.7.1 The unaudited NAV of JCI, excluding the R&E claims and any liability which may arise therefrom, was conservatively estimated by Maxwell during December 2006 to amount to between R1.4 billion to R1.8 billion;

10.1.7.2 It was determined that even on the assumption that R&E were to succeed with its claims in full against JCI, the unaudited NAV of JCI rendered a full recovery unlikely.

10.1.8 With reference to the figures then being discussed, Maxwell and Steyn took account of the view of the Mediators, namely that leaving no value for JCI scheme participants in implementing any merger as a possible solution to the complexities facing the companies, was both unrealistic and a poor alternative to litigation for JCI. In this context, Maxwell and Steyn agreed that a workable compromise could be found in a merger swap ratio which imputed a figure of 106 JCI shares for one R&E share at that time.

10.1.9 The proposed ratio initially found favour with the executive directors of both R&E and JCI at the time. It was formally unanimously endorsed by the Board of R&E, albeit that the assent of two of R&E's directors was conditional. The Board of JCI however did not formally endorse this ratio.

10.1.10 During a road show undertaken by Gray, Steyn and Maxwell to canvass the idea of a possible merger with the major shareholders of R&E (under confidentiality agreements), an exchange ratio of 106 JCI shares for one R&E share was tabled for discussion.

10.1.11 In consequence of the views expressed by the major shareholders in regard to the values of the individual assets and liabilities of R&E and JCI, Maxwell and Steyn revised the merger ratio to 95 JCI shares for one R&E share, which revised merger ratio was submitted to the Boards of R&E and JCI. Both of the Boards of R&E and JCI approved thereof.

10.1.12 The information which was initially imparted to the major shareholders of R&E was subsequently published in an update to all shareholders on 15 March 2007. There was an acceptance between the Boards of R&E and JCI at the time and the major shareholders of both companies, that subject to there not being any material or adverse change in the financial positions of either R&E or JCI, a merger should be proposed to the respective shareholders of both companies at a ratio of 95 JCI shares for one R&E share.

10.1.13 The Boards of R&E and JCI determined that pending the implementation of the merger, the proposed ratio should be 95 JCI shares for one R&E share, irrespective of changing market conditions which might prevail (but subject to other material changes which may eventuate, although none were anticipated).

10.1.14 The NAV statements of R&E and JCI at 31 March 2007 (excluding the R&E claims), incorporating limited assurance reports from KPMG were published on SENS on 13 December 2007.

10.1.15 These NAV statements reflected the NAV positions of R&E and JCI respectively at 31 March 2007, but excluded any assets in favour of R&E or any liability owing by JCI to R&E arising from the R&E claims and no contingent liabilities were raised in respect of any contribution which may have been found to be owing by JCI in respect of the third party claims. At 31 March 2007, the NAV Statement of R&E (excluding any asset which may result from the R&E claims), reflected an NAV of approximately R589 million, which equated to R8.196 per R&E share. The NAV Statement of JCI at 31 March 2007, reflected an NAV of approximately R2 088 million (excluding any liability which may arise from the R&E claims), which equated to R1.0324 per JCI share.

10.1.16 Having regard to the above, and based on the combined NAV's of R&E and JCI at 31 March 2007, the proposed merger ratio of 95 JCI shares for one R&E share would effectively have allocated approximately R2 billion to R&E shareholders and R434 million to JCI scheme participants of the post-merger group, taking into account the effect of the cross-shareholdings.

10.2 **Basis of the merger ratio as set out in this Circular**

10.2.1 Pursuant to the SENS announcement of 26 August 2008, with R&E having informed shareholders of its intention to pursue arbitration, and with the settlement and merger negotiations having failed, certain R&E shareholders approached the present Board of R&E and requested that it revisit a possible merger between R&E and JCI. In the light of such requests, the present Board of R&E resolved to pursue a merger as an alternative to immediate arbitration. The proposed merger is regarded as a possible mechanism of resolving the difficulties between the companies with a view to obtaining the necessary approval to proceed with the proposed merger on the basis as set out in this Circular, should the parties agree on such merger.

10.2.2 The present Board of R&E has determined the merger ratio, as reflected in this Circular, based on what it views as a pragmatic solution to the impasse between R&E and JCI and the resultant arbitration which seems inevitable. The present Board of R&E, having taken cognisance of the Mediators' previously recommended imputed settlement range and the background thereto as set out in paragraph 10.1 above, has based the merger ratio as reflected in this Circular on what it regards as being an equitable ratio for both R&E and JCI shareholders under the current circumstances.

10.2.3 Furthermore, the merger ratio enjoys the support of the Mediators as reflected in the report by the Mediators attached hereto as Annexure 1. Such Mediators' Report has been issued in lieu of a Fairness Opinion, the details of which are further set out in paragraph 11 below and in Annexure 1 to the Circular. The present Board of R&E regards the proposed merger as being in the interests of R&E shareholders and their opinion in this regard is set out in paragraph 19 below. The merger ratio allocates approximately 77% of the combined companies to R&E shareholders and 23% to JCI scheme participants in the post merger group. Such allocation will apply equally to any recoveries against third parties and correspondingly to any liabilities arising in respect thereof.

10.2.4 In terms of Ordinary Resolution Number 2 of the Notice of the R&E general Meeting, it is proposed, in ratifying the proposal, that the R&E shareholders attach the proviso that:

10.2.4.1 the JCI NAV at 31 March 2008 does not reduce by more than 10%, excluding the effect that any fluctuation in the prices of listed equities and derivatives and the JCI group's investment in Jaganda may have thereon; and/or

10.2.4.2 the R&E NAV at 31 March 2008 does not increase by more than 20% excluding the effect that any fluctuation in the prices of listed equities and derivatives may have thereon.

Should either the JCI NAV or the R&E NAV fluctuate as set out above, after the proposal date, but prior to 31 March 2009 or such later date as R&E and JCI may prior to 31 March 2009 agree in writing (provided that such later date shall not exceed 90 (ninety) days after 31 March 2009), or the date on which the last in time of the conditions precedent to such scheme of arrangement as set out in paragraphs 2.6.1 to 2.6.6 of the Circular to be fulfilled, is fulfilled (whichever is the first occurring), the Board of R&E shall in either of such events be obliged to withdraw the proposal.

10.2.5 Some of the other material factors which could materially affect the values of the companies and hence the abovementioned fluctuations include the outcome of litigation involving the Investec raising fee, R&E's claim against PWC, the third party claims which have been instituted and the litigation between JCI and Jaganda. (Shareholders are further reminded that recourse may also be sought against JCI in respect of the third party claims which if a contribution were to be exacted from it will undermine JCI.) Annexure 11 is a statement of the litigation in which R&E is currently engaged and the attention of shareholders is drawn thereto as well as to the Cohen Report (Annexure 10). A Litigation Statement furnished to R&E by JCI in respect of the litigation in which JCI is involved is set out in Annexure 14 to this Circular.

10.2.6 In terms of the 10% and 20% differential in thresholds as referred to in paragraph 10.2.4 above, R&E shareholders should note that the NAV of R&E at 31 March 2008 (as reflected in Annexure 5a) is approximately R600 million, while that of JCI at 31 March 2008 is approximately R2 billion (as reflected in Annexure 6a). The intention of the present Board of R&E is to allow for a greater fluctuation in R&E's NAV (up to a maximum of R120 million), before being obliged to withdraw the proposal. Should any of the factors contemplated in 10.2.5 above render an increase in R&E's NAV of R120 million or more, then the Board of R&E will be obliged to withdraw the proposal per paragraph 10.2.4 above. Considering that the R&E claims and third party claims could run into billions of Rands each, there is a likelihood that any recovery in terms thereof could exceed R60 million (or 10%) on its own. Accordingly, the present Board of R&E regards 20% as being a prudent threshold in respect of a fluctuation in R&E's NAV. On the same basis, considering JCI's much larger NAV, and the fact that the Board of R&E has little/any control over JCI's NAV, the present Board of R&E regards a 10% decrease as being sufficient cause for considering a withdrawal of the proposal. Such fluctuations in NAV are therefore deemed to be material by the Board and would render the merger ratio no longer commercially viable.

10.2.7 As at 31 March 2008, and bearing in mind the fluctuation in the NAV's of R&E and JCI, a merger ratio of 95 JCI shares for one R&E share effectively allocates approximately R1.8 billion to R&E shareholders and R522 million to JCI scheme participants in respect of the post-merger group, excluding the effect of the cross-shareholdings.

10.3 **The impact of adverse market conditions on the merger ratio post 31 March 2008**

10.3.1 By far the largest asset of JCI is its investment in Gold Fields. The investment in Gold Fields constitutes approximately 80% of JCI's NAV at 31 March 2008 and 73% of the combined post-merger NAV of the enlarged group (should the JCI scheme become unconditional).

10.3.2 Recently, the world equity markets have experienced significant downward trends, the Gold Fields share price being no exception, having decreased by some 42.57% from the monthly VWAP of R123.51 for March 2008 to R70.93 for the month of October 2008.

10.3.3 Based on the proposed merger ratio of 95 to one, this reduction in the value of the Gold Fields investment has contributed to the reduction in the NAV of JCI from approximately R2 billion at 31 March 2008 to R1.02 billion at 31 October 2008.

10.3.4 The board of R&E is of the opinion that the proposed merger ratio, after considering the above reduction, still remains a commercially acceptable proposition, especially in the light of the alternative to a merger, namely immediate arbitration, as an R&E shareholder will

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continue to share in approximately 77% of the combined assets and liabilities of the combined companies subsequent to the merger (if so approved by R&E shareholders).

10.3.5 The attention of R&E shareholders is also drawn to the Report of the Mediators and paragraph 11 hereof which details the events to which the Mediators had regard to subsequent to 14 April 2008.

11. RELATED PARTY INFORMATION AND THE MEDIATORS' REPORT

11.1 In view of the fact that JCI (and certain of its subsidiaries) hold in aggregate 10 634 023 shares in R&E, at the last practicable date, comprising 14.21% of the issued share capital of R&E, the proposed merger is classified as a related party transaction in terms of the JSE Listings Requirements.

11.2 Therefore JCI (and its associates, being CMMS and JCIIF), are regarded as related parties to R&E in terms of the JSE's Listings Requirements and will, in respect of Ordinary Resolution Numbers 1, 2 and 3 as set out in the Notice of R&E general meeting attached to this Circular relating to the proposed transaction, be taken into account in determining whether a quorum is present, but will be excluded from voting on such resolution.

The suitability of the Mediators and their reports

11.3 The inability to produce a Fairness Opinion was motivated to the JSE. The Mediators' Report (being Annexure 1 hereto) has been included in this Circular. The Mediators Report has been included in this Circular as it was not possible to produce a Fairness Opinion (as is ordinarily required in terms of the JSE Listings Requirements, having regard to the fact that the proposed transaction is a related party transaction). Annexure 16 sets out the motivation to the JSE for the Mediators' Report to be utilised.

11.4 With effect from 1 June 2007, R&E and JCI appointed the Mediators to express an opinion on the proposed transaction. In order to enable them to do so, the companies agreed, *inter alia*, to make available to the Mediators all forensic reports compiled by their respective forensic investigators, the companies' calculations relevant to the exchange ratio and generally undertook to act with the utmost good faith towards the Mediators in order to enable the Mediators to furnish an opinion.

11.5 On 3 November 2008, the Mediators' Report was issued, a copy whereof is Annexure 1 hereto. The Mediators concluded by way thereof that:

"Having regard to all of the above, our 14 April 2008 opinion remains of application, viz: "*In the unusual and variable circumstances enumerated above, the swap ratio proposed by the companies is in our opinion commercially prudent and not inequitable to the shareholders of Randgold or JCI.*"

The Mediators' Report considered

11.6 In terms of the Mediators' Report it will be noted that:

11.6.1 The Mediators were appointed during 2006, to mediate the dispute that had arisen between the companies;

11.6.2 As a result of the complexity of the matter, and the fact that there was little chance of identifying an independent expert more capable than the Mediators themselves, R&E and, JCI jointly motivated to the JSE the inability to produce a Fairness Opinion. The Mediators Report (being Annexure 1 hereto) has been included in this Circular. The opinion of the Mediators, as set out in the Mediators Report, has been included in this Circular as it was not possible to produce a Fairness Opinion as is ordinarily required in terms of the JSE Listings Requirements in respect of related party transactions. Annexure 16 sets out the motivation to the JSE for the Mediators' Report to be utilised in this manner;

11.6.3 By way of their statement, the Mediators recommended that a merger between the companies be pursued. The Mediators were subsequently approached by the companies to furnish an opinion on the terms of the share swap arrangement then being proposed by the directors of the companies in order to effect a merger; 45

11.6.4 In considering the matter at the time of their April 2008 opinion, the Mediators contend that they were subject to a number of constraints, *inter alia,* the background to the dispute related to the misuse of assets (belonging to R&E) by Kebble and others, a significant portion of which accrued to the benefit of the JCI group; the financial records of the R&E group and JCI group were in some respects incomplete; past financial statements appeared to have been materially misstated; KPMG were unable to audit the financial positions of the companies and could only provide limited assurances in respect of certain aspects thereof; prior to Kebble's death, certain arrangements were concluded between JCI and Investec providing, *inter alia,* for a profit share to be paid to Investec (the arrangement pertaining thereto being the subject of as yet unresolved litigation regarding its validity and enforceability); as at April 2008 there were certain directors who served on both of the boards of R&E and JCI (one of whom was Nurek, an employee of Investec) and potential conflicts of interest had to be considered by the Mediators. In addition, the Mediators could not verify the accuracy of any of the information provided by any of the directors or the auditors and relied on that information in arriving at their expressed opinion.

11.6.5 On 14 April 2008, the Mediators issued an opinion that *"In the unusual and variable circumstances enumerated above, the swap ratio proposed by the companies is in our opinion commercially prudent and not inequitable to the shareholders of R&E and JCI".* In arriving at their assessment, the Mediators had regard, *inter alia,* to the financial position of each of the companies at 31 March 2007; the subsequent changes in the financial position of the companies between March 2007 and 31 July 2007; the potential outcomes of the dispute regarding the Investec loan facility; the quantum of the sustainable R&E claims against JCI; the probable value which would be lost in a litigation scenario and the costs associated therewith; the fact that any settlement proposal which left no value for JCI shareholders would, from JCI's perspective be unrealistic and a poor alternative to litigation, (irrespective of its probable outcome); the swap ratio was sensitive to relatively small changes in the NAV's of the companies and dependent on market prices of certain investments held by the companies, including the possible value of the Investec claim by JCI and the indicative range of settlement values referred to in the Mediators' February 2007 Statement. (The further factors which the Mediators took into account are set out in the Mediators' Report, being Annexure 1 hereto.)

11.6.6 In October 2008, the Mediators were requested to advise whether the opinion issued by them on 14 April 2008 still applied *"in the significantly changed financial circumstances of R&E and JCI since issuing that opinion".*

11.6.7 In reaching their conclusion, as set out in paragraph 11.5 above, the Mediators draw attention to the fact, *inter alia,* that various delays were encountered by the companies in advancing the proposed merger; R&E and JCI unsuccessfully attempted to negotiate a settlement of their dispute on the basis of a payment by JCI to R&E; the asset values of both R&E and JCI have reduced materially, primarily as a consequence of the dramatic fall in stock exchange prices; certain of the assets were realised and in the case of JCI exchanged for further shares in R&E (thus increasing the extent of the cross-holdings of shares between JCI and R&E); R&E has recently proceeded with the third party claims and changes to the board of directors of R&E and JCI has resulted in the elimination of certain of the potential conflicts of interest which previously existed (although a director of JCI is also a director of Investec).

11.6.8 In reconsidering their opinion the Mediators highlight further, *inter alia,* that a critical factor affecting the swap ratio is the notional value of the R&E claims, as this has the effect of reducing the NAV of JCI and increasing the NAV of R&E; in determining the notional settlement range of R1.2 billion to R1.5 billion indicated in their February 2007 Statement, the Mediators took account of the amount which R&E would probably ultimately realise in a litigation process; given that the NAV of JCI has roughly halved since February 2007, the notional settlement range is no longer valid; if one utilises the same swap ratio originally proposed (of 95 JCI shares for one R&E share), this implies a notional settlement figure of approximately R750 million which *"having regard to the current financial position of JCI, is a figure which, (in the opinion of the Mediators), is not unreasonable".*

11.7 A copy of the full Mediators Report is annexed to this Circular as Annexure 1. The *curricula vitae* of the Mediators are contained in Annexure 12 hereto.

11.8 The previous Mediators Report is available for inspection in terms of paragraph 39 below.

12. THE CONSTRAINTS UPON R&E IN PRODUCING MEANINGFUL ANNUAL FINANCIAL STATEMENTS AND THE JSE'S RULINGS IN RESPECT THEREOF

12.1 R&E shareholders will recall the suspension of R&E on the JSE and de-listing of R&E from the Nasdaq as a result of its inability to produce audited annual financial statements for the year ended 31 December 2004, as well as audited annual financial statements for the year ended 31 December 2003, which required restatement as a result of substantial shortcomings that were discovered during the forensic investigations.

12.2 On 31 March 2006, R&E's provisional unaudited and unreviewed results for the two years ended 31 December 2005 and the restated provisional results for the financial year ended 31 December 2003 were published (a copy of which is available for inspection in terms of paragraph 39 of this Circular). Although initially optimistic that such results could, through supplementation, be elevated to IFRS compliant financial statements, such belief held by the then Board of R&E was soon thwarted by revelations made during the forensic investigation process. In fact, it became apparent to the R&E board that even if financial statements could be prepared, such financial statements would be disclaimed by management and consequently an opinion would also have been disclaimed by R&E's auditors and therefore be meaningless to shareholders.

12.3 R&E remains unable to produce meaningful financial statements for the aforementioned periods in accordance with IFRS, and, in the opinion of the present Board of R&E, they will not be in a position to do so until a resolution in respect of the R&E claims is secured.

12.4 Given the inability of R&E and JCI to produce annual financial statements and JCI's denial of any indebtedness towards it, it has not been possible for R&E and JCI to comply with the formal requirements of the JSE and SRP. Accordingly, a substantive application was lodged by R&E and JCI with the SRP for leave to dispense with the requirement relating to the need to make available to shareholders updated financial statements, before the proposed merger may be implemented.

12.5 R&E shareholders are referred to the detailed summary of the above constraints as previously set out in the Information Update (24 July 2008) which is available for inspection in terms of paragraph 39 of this Circular.

12.6 Further, the JSE has also provided R&E with certain dispensations in respect of the JSE Listings Requirements relating to the disclosure of financial information for the purpose of this Circular. Such dispensations, rulings and confirmations are summarised below:

12.6.1 As a result of neither R&E nor JCI being in a position to produce audited historical financial information for the past three years, the JSE agreed that the companies could utilise their respective NAV Statements at 31 March 2008 with limited assurance reports thereon produced by KPMG and their respective NAV statements at 31 October 2008 (which have not been reviewed by or reported on by the independent auditor and reporting accountant), provided that all assets as referred to therein were supported by valuations from independent experts not more than six months old (to the extent applicable) Such independent valuations are included as Annexures 17 and 18 to this Circular, while other supporting documentation is available for inspection in terms of paragraph 39 below;

12.6.2 As a result of the complexity of the matter, and the fact that there was little chance of identifying an independent expert more capable than the Mediators themselves, R&E and JCI jointly motivated to the JSE the inability to produce a Fairness Opinion. The Mediators' Report (being Annexure 1 hereto) has been included in this Circular. The opinion of the Mediators, as set out in the aforementioned report, has been included in this Circular as it was not possible to produce a Fairness Opinion as is ordinarily required in terms of the JSE Listings Requirements in respect of related party transactions. Annexure 16 sets out the motivation to the JSE for the Mediators' Report to be utilised in this manner;

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12.6.3 Due to the difficulties in preparing and updating the financial information of both R&E and JCI as described in this Circular, and the companies' inability to produce audited annual financial statements as set out above, the JSE have recently confirmed that provided the Circular was issued before 30 November 2008 (later extended to 5 December 2008), the NAV statements of the respective companies at 31 March 2008 as examined by KPMG and at 31 October 2008 (which have not been reviewed by or reported on by the independent auditor and reporting accountant) as prepared by the directors of the respective companies (who take responsibility for such preparation) could be utilised instead of audited historical financial information for the past three years prepared in terms of IFRS having to be provided; and

12.6.4 The JSE has most recently confirmed the inclusion of the consolidated balance sheet of R&E at 31 March 2008 in accordance with the recognition and measurement requirements of IFRS (but not the presentation and disclosure requirements), also as a result of the company's inability to produce audited financial statements as set out above.

13. THE FATE OF THE R&E CLAIMS

13.1 The proposed merger will not on implementation result in the R&E claims being compromised in any way. Following the merger, the new board of the enlarged R&E group will determine how best to deal therewith, for the benefit of shareholders.

13.2 The shareholders of R&E (which will include the erstwhile shareholders of JCI), should jointly aspire to create a climate which will permit JCI to prosper to the fullest extent possible, so that the fruits of such growth may devolve on R&E and through it, to its newly constituted body of shareholders. At the appropriate time, the board of R&E will be able to address the manner in which the R&E claims should be dealt with.

13.3 The Mediators have expressed the view that a merger should not result in the R&E claims being compromised or settled. For R&E to liquidate JCI may not necessarily make commercial sense at this stage. The Board of JCI has represented to the Board of R&E that they are not aware of any material undisclosed liabilities, however the possibility remains that recourse may be sought against JCI in respect of the third party claims. It is not known what the extent of JCI's liability may be to those who might seek recourse against it. The present Board of R&E considers it commercially unwise for R&E to compromise or abandon its claims against JCI, as it will then not be able to exercise any influence in relation to JCI should JCI be liquidated (in the event of it being unable to pay the contributions which third parties may seek to enforce against it).

13.4 The need for R&E to assert that it is a creditor of JCI is imperative. In the absence hereof, R&E may find itself in the untenable position where it would not be able to lodge a claim against JCI in the event of JCI's liquidation. In such circumstances the benefits under a winding-up could accrue to those creditors of JCI other than R&E. The concomitant detriment to R&E and to its shareholders is self-evident.

14. RECOVERIES AGAINST THIRD PARTIES

14.1 As already mentioned, R&E and certain of its subsidiaries have formulated a number of claims against third parties, namely the third party claims. These include a claim launched in March 2008 against R&E's former auditors during the Kebble era, PWC, claiming an amount of approximately R7.6 billion, a claim against GFO of approximately R10 billion and claims against Charles Orbach, Investec and certain former directors of JCI and R&E, *inter alia*. Such claims are referred to in Annexure 11, being a Litigation Statement in respect of R&E at 31 October 2008.

14.2 Whilst litigation is by its very nature uncertain, and the likelihood of any recovery being made against these parties is not known and their ability to satisfy any judgments is unclear, R&E's shareholders should bear in mind that in the absence of a merger between R&E and JCI, any recovery which could be made in respect of the third party claims, would arise solely for the benefit of the shareholders of R&E.

14.3 Should the proposed merger be implemented, any recovery which R&E may make arising from this litigation (less all expenses incurred in doing so), will be shared between the combined shareholders of R&E and JCI in the post-merger R&E in the ratio of approximately 77% and 23%, respectively. This will apply equally to any recovery which JCI may make against Jaganda in the Jaganda matter and to any saving which JCI may succeed in obtaining in respect of the Investec raising fee in terms of paragraph 15 below. It should be borne in mind that Jaganda is presently in liquidation. Annexure 15 discusses the Jaganda claim in more detail, the attention of shareholders being drawn thereto. It should be noted further that the above ratios will similarly also apply to any liabilities which may arise having regard to the third party claims.

14.4 In June 2008, Cohen was appointed by R&E and JCI to provide a "*prima facie assessment*" of the claims referred to in the Cohen Report (a copy of which is Annexure 10 to this Circular), and based on a consideration of the information, pleadings and submissions in respect thereof, to indicate the likely value of the claims as far as possible. His assessment is intended to assist shareholders in evaluating the merger. However, it does not amount to a legal opinion on the merits of the claims considered therein, or the validity of the defences raised. With reference to the R&E claims against JCI, Cohen expressed a *prima facie* view in regard to the values of such claims (which at that stage comprised 15 in number) "*that the total of the values assessed is R1 892 085 155.00*". Cohen went on to state (with reference to an amount of R208 142 593.00 in respect of an alleged payment made by CMMS on behalf of R&E that "*it seems to me prima facie that JCI is entitled to set-off the amount of R208 142 593.00 against the assessed claims totalling R1 892 085 155.00, resulting in a net liability of R1 683 942 562.00 by JCI to Randgold*". In addition, Cohen had regard, *inter alia*, to the application by Letseng concerning the Investec raising facility, the Jaganda matter, certain claims against one Paul Main, the claim against PWC, the claim by Toico (Pty) Limited against JCI and certain proved claims in insolvent estates. R&E shareholders are referred to the Cohen Report (Annexure 10) where the above is discussed in more detail.

14.5 In considering the appropriateness of the merger ratio, the possible outcome of pending litigation is not possible to predict. Other than as detailed in the Litigation Statement, being Annexure 11 hereto, no other actions have to R&E's knowledge been instituted against R&E and there has been no intimation that any such actions will be instituted. R&E has been similarly advised by JCI that other than as previously disclosed to the board of R&E and as may be disclosed in the JCI Circular pertaining to legal actions instituted against JCI no actions have been instituted against JCI and there has been no intimation that any such actions will be instituted against JCI (although the possibility of JCI being joined by third parties for a *pro rata* contribution in respect of the third party claims cannot be excluded).

14.6 The fact that a third party may seek and obtain a contribution against JCI in any particular third party claim must inevitably hold the consequence that R&E's claim in that action will have been successfully prosecuted, if not in whole, then at least in part. If JCI is unable to satisfy such contribution which may be exacted against it, R&E may be required in law to restore to JCI the value of the assets which R&E may have received from it in consequence of the merger. R&E and the third parties who are successful in securing contributions will then enjoy claims against a pool of funds which will not exceed the value of the assets which R&E may have received from JCI in consequence of the merger and the value of such other assets as JCI may then own. Shareholders are reminded that the R&E claims will not be compromised by the merger, and it will be open to R&E to establish such claims at any stage thereafter.

15. **THE INVESTEC LOAN AGREEMENT**

15.1 On 25 August 2005, Investec, JCIIF, and JCI, concluded the Investec loan facility. In terms of the initial loan agreement, Investec agreed to make available to JCIIF, a facility of up to a maximum of R460 million. Investec subsequently advanced further amounts, the aggregate of which amounted to in excess of R1.1 billion and which amounts have been repaid.

15.2 As security for the loan indebtedness due by JCIIF to Investec, JCI pledged the shares which it held in the issued share capital of JCIIF, to Investec. Moreover, the assets which were purchased by JCIIF from JCI and certain JCI subsidiaries were ceded by JCIIF to Investec, as were the loan claims enjoyed by JCI and the JCI subsidiaries. 49

15.3 In consideration for the provision of the Investec loan facility, the agreements underpinning the Investec loan facility provided for a raising fee equal to the greater of R50 million or 30% of the increase in the value of each of the assets of JCIIF, together with an additional 10% of the amount representing the increase in the price of approximately 2,218 billion JCI ordinary shares ("**the Investec raising fee**").

15.4 JCI convened a general meeting of its shareholders to take place on 29 September 2006, for the purpose of passing certain resolutions relating to the Investec loan facility, including ratifying the Investec loan facility, paving the way for the Investec raising fee to be paid to Investec.

15.5 Prior to the general meeting of 29 September 2006, Letseng launched an urgent application to obtain an interdict restraining JCI from tabling the resolutions at the general meeting to be held for the ratification of the Investec facility. The parties to the urgent application agreed that the general meeting should be postponed to 30 November 2006. On 27 November 2006 an interim Order was granted by the High Court, interdicting JCI from tabling the resolutions at the adjourned general meeting scheduled for 30 November 2006 (or any adjournment thereof), and interdicting JCI and JCIIF from making any further payments to Investec in respect of the Investec raising fee. The application was postponed to 24 April 2007, and the Investec loan facility became the subject matter of two shareholder applications, the first by Letseng and the second by Trinity Management, Trinity Endowment and Eljay Investments (the latter three parties being referred to as Trinity). Both applications allege that the agreements giving rise to the Investec loan facility were invalid (the resultant effect of which is that it is contended that JCI and JCIIF are not liable to Investec in respect of the Investec raising fee).

15.6 In April 2007, the applications by Letseng and Trinity were dismissed by the Witwatersrand Local Division of the High Court, the court holding that Letseng and Trinity, in their capacity as shareholders of JCI, lacked *locus standi* to bring such applications. Letseng and Trinity each subsequently applied for leave to appeal to the Supreme Court of Appeal in regard to this issue. On 25 and 26 August 2008 the respective appeals were argued before a full bench. The decision of the Appeal Court is pending.

15.7 JCI has made a provision for the Investec raising fee of approximately R373 million. Investec contends that the extent of the Investec raising fee amounts to R575.6 million. Should a saving in respect of the Investec raising fee be made, the shareholders of the merged entity will (in the event of the merger ratio being applicable), share in such saving in the ratio of approximately 77% (to those R&E shareholders prior to the merger) and 23% (to JCI scheme participants), respectively.

16. **SETTLEMENTS CONCLUDED BETWEEN R&E AND THIRD PARTIES POST THE NEWLY CONSTITUTED BOARD OF R&E**

A Statement of Settlements which R&E has concluded with third parties is attached to the Information Update (24 July 2008). R&E shareholders are referred thereto. Such Information Update will be available for inspection together with the other documents referred to in paragraph 39 hereof.

17. **THE SHARE CAPITAL OF R&E**

17.1 As at the last practicable date:

17.1.1 The authorised share capital of R&E was R75 000, divided into 75 000 000 ordinary shares of R0.01 (one Cent) each;

17.1.2 The issued share capital of R&E was R74 813.13 divided into 74 813 128 ordinary shares of R0.01 (one Cent) each;

17.1.3 Subsidiaries of R&E held no R&E shares; and

17.1.4 JCI held 10 634 023 R&E shares comprising approximately 14.21% of R&E's issued share capital;

50

17.2 All of the issued R&E shares are listed in the *"Mining: Gold Mining"* sector of the JSE. Trading in R&E shares was suspended by the JSE on 1 August 2005 and remains so suspended.

17.3 ADRs were formerly listed on the Nasdaq. R&E's listing was terminated by the Nasdaq on 19 September 2005.

17.4 The share capital of R&E, before and following the merger, will be as follows:

	R
Authorised – Before the proposed transaction	
75 000 000 ordinary shares of 1 Cent each	750 000
Issued – Before the proposed transaction	
74 813 128 ordinary shares of 1 Cent each	748 131
Authorised – After the proposed merger (based on merger ratio)	
105 000 000 ordinary shares of 1 Cent each	1 050 000
Issued – After the proposed merger (based on merger ratio)	
95 432 740 ordinary shares of 1 Cent each	954 327

Irregular or invalid allotment of shares and reservation of rights

17.5 Apart from the claims which R&E asserts by way of its Statement of Claim as set out in Annexure 2 in respect of R&E shares which R&E claims were issued for no value, R&E (and it is understood JCI too), is investigating further possible bases upon which certain of R&E's (and JCI's) shares were allotted and issued, with a view to determining whether or not such allotments and issues were valid. Dependent upon the outcome of such investigations, R&E may take steps to set aside the allotment and issue of, *inter alia,* the disputed R&E shares which may be found to be irregularly or invalidly allotted and issued, including, without limitation, applying for the rectification of its share register.

17.6 Accordingly:

17.6.1 The inclusion as part of the scheme shares of any of the shares which may subsequently be found to have been irregularly or invalidly allotted and issued; and

17.6.2 The allotment and issue of R&E shares as part of the scheme consideration to JCI scheme participants who are the holders of any shares which are subsequently found to have been irregularly or invalidly allotted and issued,

is not (and must not be construed as) an acceptance on the part of either R&E or JCI of the validity of the allotment and issue of such shares and is without prejudice to such rights which either R&E or JCI may have at law, in respect thereof.

18. THE SHARE CAPITAL OF JCI

18.1 As at the last practicable date:

18.1.1 The authorised share capital of JCI was R27 000 000, divided into 2 700 000 000 ordinary shares of R0.01 (one Cent) each;

18.1.2 The issued share capital of JCI was R22 247 989.93 divided into 2 224 798 993 ordinary shares of R0.01 (one Cent) each;

18.1.3 Subsidiaries of JCI held a total of 202 115 127 JCI shares comprising approximately 9.08% of JCI's issued share capital; and

18.1.4 R&E held 265 935 854 JCI shares comprising approximately 11.5% of JCI's issued share capital.

18.2 All of the issued JCI shares are listed in the *"Mining: Gold Mining"* sector of the JSE. Trading in JCI shares was suspended by the JSE on 1 August 2005 and remains so suspended. 51

Irregular or invalid allotment of shares

18.3 It must be noted that JCI is undertaking an investigation into the basis upon which certain of its shares were allotted and issued with a view to determining whether or not such allotments and issues were valid. Dependent upon the outcome of such investigation and on legal advice obtained, JCI may take steps to declare and accordingly set aside the allotment and issue of some or all of its shares which are found to be irregularly or invalidly allotted and issued, including, without limitation, applying for the rectification of its share register.

18.4 As more fully set out in note 17 in Annexure 6a to this Circular, approximately 90 874 834 JCI shares have been issued without any value having been received by JCI in respect thereof.

18.5 Accordingly:

18.5.1 The inclusion as part of the scheme shares of any of the shares which may subsequently be found to have been irregularly or invalidly allotted and issued; and

18.5.2 The allotment and issue of R&E shares as the scheme consideration to scheme participants who are the holders of any shares which are subsequently found to have been irregularly or invalidly allotted and issued,

is not (and must not be construed as) an acceptance on the part of either JCI or R&E of the validity of the allotment and issue of such shares and is without prejudice to such rights which either JCI or R&E may have at law, in respect thereof.

19. OPINIONS AND RECOMMENDATIONS OF THE R&E BOARD

19.1 The Board of R&E having considered the terms and conditions of the proposed transaction, the board members unanimously support the proposed transaction and are of the opinion that the terms thereof are fair and reasonable and in the interests of R&E shareholders given the current circumstances of R&E and JCI.

19.2 Accordingly, the Board of R&E supports the proposed transaction and recommends that R&E shareholders vote in favour of the resolutions to be proposed at the R&E General Meeting.

20. NAV STATEMENTS OF R&E AND JCI AND CONSOLIDATED BALANCE SHEET OF R&E

20.1 Annexure 5a to this Circular summarises the NAV Statement of R&E at 31 March 2008 prepared by the Board of R&E and examined by KPMG in terms of a limited assurance report prepared by them and incorporated as Annexure 5b to the Circular. The JSE have accepted the presentation of the R&E NAV Statement for disclosure purposes and have waived the requirement for audited financial statements on the basis that R&E is unable to produce annual financial statements for the reasons as stated on page 40 in this Circular and the Information Update (24 July 2008). The preparation of the R&E NAV Statement at 31 March 2008 as set out in Annexure 5a in this Circular is the responsibility of the directors of R&E. Attention is drawn to the "Purpose of the Group Net Asset Value Statement" and the "Basis of Preparation" as contained in Annexure 5a to this Circular.

20.2 Annexure 6a to this Circular summarises the NAV Statement of JCI at 31 March 2008, which was prepared by the Board of JCI and examined by KPMG in terms of a limited assurance report prepared by them and incorporated as Annexure 6b to the Circular. The JSE have accepted the presentation of the JCI NAV Statement for disclosure purposes and have waived the requirement for audited financial statements on the basis that JCI is unable to produce annual financial statements. The preparation of the JCI NAV Statement at 31 March 2008 as included in Annexure 6a in this Circular is the responsibility of the Board of JCI and not of R&E. The present R&E Board however takes responsibility for the presentation of such Annexure 6a to the extent that it reflects the JCI NAV Statement at 31 March 2008 as published on SENS on 24 November 2008. Attention is also drawn to the "Purpose of the Group Net Asset Value Statement" and the "Basis of Preparation" contained in Annexure 6a to this Circular.

20.3 Annexure 5c to this Circular summarises the unaudited NAV Statement of R&E at 31 October 2008 prepared by the Board of R&E which has not been examined by KPMG. The JSE have accepted the 52

presentation of the unaudited R&E NAV Statement for disclosure purposes and have waived the requirement for audited financial statements on the basis that R&E is unable to produce annual financial statements for the reasons as stated on page 40 in this Circular and the Information Update (24 July 2008). The preparation of the unaudited R&E NAV Statement at 31 October 2008 as reflected in Annexure 5c in this Circular is the responsibility of the directors of R&E. Attention is drawn to the "Purpose of the Group Net Asset Value Statement" and the "Basis of Preparation" as contained in Annexure 5c to this Circular.

20.4 Annexure 6c to this Circular summarises the unaudited NAV Statement of JCI at 31 October 2008, which was prepared by the Board of JCI and which similarly has not been examined by KPMG. The JSE have accepted the presentation of the unaudited JCI NAV Statement for disclosure purposes and have waived the requirement for audited financial statements on the basis that JCI is unable to produce annual financial statements. The preparation of the JCI NAV Statement at 31 October 2008 as included in Annexure 6c in this Circular is the responsibility of the Board of JCI and not of R&E. Attention is also drawn to the "Purpose of the Group Net Asset Value Statement" and the "Basis of Preparation" contained in Annexure 6c to this Circular.

20.5 Annexure 8a to this Circular summarises the consolidated balance sheet of R&E as at 31 March 2008 prepared by the Board of R&E in accordance with the recognition and measurement requirements of IFRS (and not the presentation and disclosure requirements) and examined by KPMG in terms of a qualified review report prepared by them and incorporated as Annexure 8b to the Circular. The JSE have accepted the basis of preparation of the consolidated balance sheet of R&E and have waived the requirement for a complete set of audited financial statements on the basis that R&E is unable to produce audited annual financial statements for the reasons as stated on page 40 of this Circular. The preparation of the consolidated balance sheet is the responsibility of the directors of R&E. Attention is also drawn to the "Background" and "Basis of preparation" paragraphs as contained in Annexure 8a to this Circular.

20.6 Annexure 7a to this Circular summarises the unaudited *pro forma* combined NAV statement of R&E, post the merger, subject to the implementation of the scheme of arrangement prepared by the Board of R&E and examined by KPMG in terms of a reporting accountant's report prepared by them and incorporated as Annexure 7b to the Circular. The preparation of the unaudited *pro forma* combined NAV statement of R&E, post the merger, is the responsibility of the directors of R&E, based on the information as set out in Annexures 5a (R&E NAV Statement at 31 March 2008) and 6a (JCI NAV Statement at 31 March 2008) to the Circular, respectively, and has been prepared for illustrative purposes only. Shareholders should note that the unaudited *pro forma* combined NAV statement of R&E post the merger does not comply with IFRS, and because of certain limitations relating to the lack of audited financial information as well as limitations on the completeness of financial information as set out in the notes in Annexures 5a and 6a, the unaudited *pro forma* combined NAV statement of R&E, post the merger, may not present a fair reflection of the NAV position of the enlarged R&E group after the proposed transaction.

21. UNAUDITED *PRO FORMA* FINANCIAL INFORMATION

21.1 Unaudited *pro forma* financial effects of the proposed transaction based on the consolidated ifrs balance sheet of R&E

The unaudited *pro forma* financial effects of the proposed transaction on R&E, before and after the proposed transaction, are set out below. The unaudited *pro forma* financial effects are presented in a manner consistent with the basis on which the consolidated balance sheet of R&E has been presented in Annexure 8a to this Circular which is in accordance with the basis of preparation described in the accompanying notes thereto as set out in Annexure 8a,(in compliance with the recognition and measurement requirements of IFRS).

In the respective notes to the consolidated balance sheet of R&E before the proposed transaction (Annexure 8a) and the Group NAV Statement of JCI at 31 March 2008 (Annexure 6a), the respective directors highlight certain limitations relating to the lack of audited financial information as well as limitations on the completeness of financial information. For a better understanding of the circumstances and the basis of preparation of the consolidated balance sheet of R&E at 31 March 2008 (Annexure 8a) and the Group NAV Statement of JCI at 31 March 2008 (Annexure 6a), reference should be made to the respective notes thereto. 53

The unaudited *pro forma* financial effects have been prepared for illustrative purposes only and because of its nature and the inhibiting factors referred to above, the unaudited *pro forma* consolidated balance sheet after the proposed transaction may not give a fair reflection of R&E's financial position after the proposed transaction. It has been assumed for the purposes of the *pro forma* financial information that the proposed transaction took place on 31 March 2008. It does not purport to be indicative of what the financial position would have been had the proposed transaction been implemented on a different date. The unaudited *pro forma* financial effects of the proposed transaction are based on the estimates and assumptions set out in the notes below. The directors of R&E are responsible for the preparation of the unaudited *pro forma* financial information.

The unaudited *pro forma* financial effects as set out below should be read in conjunction with the unaudited *pro forma* consolidated balance sheet of R&E as set out in Annexure 9a to this Circular, together with any estimates and assumptions upon which the financial effects are based, as indicated in the notes thereto in Annexure 9a.

The independent reporting accountant's report relating to the unaudited *pro forma* consolidated balance sheet of R&E as set out in Annexure 9a to this Circular is included as Annexure 9b to this Circular.

The unaudited *pro forma* financial effects after the proposed transaction presented below has been prepared from the information available to the directors of R&E and includes the consolidated balance sheet of R&E at 31 March 2008 (Annexure 8a) before the proposed transaction and the Group NAV Statement of JCI at 31 March 2008 (Annexure 6a) together with adjustments as further set out in the notes to Annexure 9a to this circular.

Based on merger ratio of 95:1	**Consolidated Balance Sheet at 31 March 2008[1]**	***Pro forma* Consolidated Balance Sheet at 31 March 2008 after the proposed transaction[2]**	**Percentage difference**
Net asset value per R&E share (Cents)	766.72	2 523.77	229.16%
Net tangible asset value per R&E share (Cents)	766.72	2 523.77	229.16%
Net number of R&E shares in issue	74 813 128	83 568 118[3]	

Notes:

1. This column is extracted from the consolidated balance sheet of R&E at 31 March 2008 prepared on the basis of preparation described in the accompanying notes thereto, which is in accordance with the recognition and measurement requirements of IFRS, as detailed in Annexure 8a to this Circular. The qualified review conclusion by the independent auditor on the consolidated balance sheet of R&E at 31 March 2008 is included in Annexure 8b to this Circular.
2. The *pro forma* financial effects after the proposed transaction have been adjusted taking into account the effects of the acquisition of JCI, based on the NAV of JCI at 31 March 2008, adjusted in terms of the recognition and measurement requirements of IFRS based on the R&E directors' best estimate to reflect the acquired assets and liabilities at fair value based on available information included in the Group NAV Statement of JCI at 31 March 2008 and subject to the inhibiting factors referred thereto in Annexure 6a and Annexure 8a to this Circular.
3. It has been assumed that 20 619 612 R&E shares will be issued in order to effect the proposed merger in terms of the merger ratio (as further disclosed in paragraph 10 of this Circular) i.e.one R&E share for every 95 JCI shares held by JCI scheme participants. The shares to be issued were reduced by treasury shares and shares identified for cancellation. Refer to the notes to Annexure 9a to this circular for further details.

21.2 Unaudited *pro forma* financial effects of the proposed transaction on net asset value statement of R&E

The unaudited *pro forma* financial effects of the proposed transaction on the NAV Statement of R&E, before and after the proposed transaction are set out below. These unaudited *pro forma* financial effects are presented in a manner consistent with the basis on which the NAV Statement of R&E and JCI has been presented which is in accordance with the basis of preparation described in the accompanying notes thereto (which is not in accordance with IFRS) set out in Annexures 5a and 6a to this Circular.

In the respective notes to the NAV Statement of R&E (Annexure 5a) and the NAV Statement of JCI at 31 March 2008 (Annexure 6a), the respective directors highlight certain limitations relating to the lack of audited financial information as well as limitations on the completeness of financial information. For a better understanding of the circumstances and the basis of preparation of the respective NAV Statement at 31 March 2008 of R&E (Annexure 5a) and JCI (Annexure 6a), reference should be made to the respective notes thereto.

The unaudited *pro forma* financial effects of the proposed transaction on the NAV Statement of R&E has been prepared for illustrative purposes only and because of its nature and the inhibiting factors referred to above, the unaudited *pro forma* combined NAV Statement as set out in Annexure 7a to this Circular may not give a fair reflection of R&E's NAV position after the proposed transaction. It has been assumed, for the purposes of the unaudited *pro forma* financial effects on the NAV Statement of R&E, that the proposed transaction took place on 31 March 2008. It does not purport to be indicative of what the financial effects on the NAV would have been had the proposed transaction been implemented on a different date. The unaudited *pro forma* financial effects of the proposed transaction on the NAV Statement of R&E are based on the estimates and assumptions set out in the notes to Annexure 7a to this Circular. The directors of R&E are responsible for the preparation of the unaudited *pro forma* financial effects of the proposed transaction on the NAV Statement of R&E.

The unaudited *pro forma* financial effects as set out below should be read in conjunction with the unaudited *pro forma* combined NAV statement of R&E as set out in Annexure 7a to this circular, together with any estimates and assumptions upon which the financial effects are based, as indicated in the notes thereto in Annexure 7a to this circular.

The independent reporting accountant's report relating to the unaudited *pro forma* combined net asset value statement of the proposed transaction is included in this Circular as Annexure 7b.

The unaudited *pro forma* financial effects of the proposed transaction on the unaudited *pro forma* combined NAV Statement of R&E has been prepared from the information available to the directors of R&E and includes the respective NAV Statements at 31 March 2008 of R&E (Annexure 5a) and JCI (Annexure 6a) together with adjustments as further set out in the notes to Annexure 7a to this Circular.

Based on merger ratio of 95:1	**NAV at 31 March 2008[1]**	**Unaudited *pro forma* combined NAV after the proposed transaction[2]**	**Percentage difference**
Net asset value per R&E share (Cents)	836.07	2 790.67	233.78%
Net tangible asset value per R&E share (Cents)	836.07	2 790.67	233.78%
Net number of R&E shares in issue	71 870 041[4]	83 568 118[3]	

Notes:

1. This column is extracted from the Group NAV Statement of R&E at 31 March 2008 prepared on the basis of presentation described in the accompanying notes thereto, as detailed in Annexure 5a to this Circular. The R&E directors are responsible for the preparation and presentation of the Group Net Asset Value Statement of R&E at 31 March 2008. The limited assurance report issued by the independent auditor of R&E on the Group NAV Statement of R&E at 31 March 2008 is included in Annexure 5b to this Circular.
2. The *pro forma* financial effects after the proposed transaction has been adjusted taking into account the effects of the acquisition of JCI, based on the NAV Statement of JCI as at 31 March 2008 as prepared on the basis of preparation described in the accompanying notes thereto as further set out in Annexure 6a to this Circular and after taking into consideration any combination entries that arise on the acquisition of JCI.
3. It has been assumed that 20 619 612 R&E shares will be issued in order to effect the proposed merger as set out in terms of the merger ratio (as further disclosed in paragraph 10 of this Circular), i.e. one R&E share for every 95 JCI shares held by JCI scheme participants. The 6 794 007 R&E shares held by JCI have been treated as treasury shares on combination post the proposed merger. Furthermore, JCI treasury shares of 202 115 127 shares and after conversion into R&E shares at a merger ratio of one R&E share for 95 JCI shares, amounting to 2 127 528 R&E shares, have also been treated as treasury shares on combination post the proposed merger.
4. The net number of shares in issue have been calculated based on 74 813 128 R&E shares in issue less the 2 943 087 shares identified by R&E for possible cancellation as further set out in note 13 to Annexure 5a to this Circular.

22. **DE-REGISTRATION OF US SECURITIES**

On 24 March 2008, the SEC issued an Order pursuant to Section 12(j) of the Securities Exchange Act, pursuant to which the registration of R&E's shares and ADRs in the United States was revoked. Without admitting or denying the substantive allegations in the Order, R&E consented to the entry of the Order.

As set forth in the Order, R&E's shares and its American Depositary Shares ("ADSs"), evidenced by ADRs were registered under Section 12(g) of the Securities Exchange Act since 1997. R&E's shares were traded on the JSE until they were suspended on 1 August 2005, for failure to timely produce audited financial statements. R&E's ADRs were traded on the Nasdaq until they were delisted on 21 September 2005, for failure to file an Annual Report on Form 20-F with the SEC for the year ended 31 December 2004. R&E's ADRs were then quoted and traded on the "Pink Sheets".

As a result of the Order by the SEC, no member of a U.S. national securities exchange, U.S. broker, or U.S. dealer may make use of the mails or any means or instrumentality of U.S. interstate commerce to effect any transaction in, or to induce the purchase or sale of, R&E's shares and ADRs in the United States. The effect of this order is to prohibit trading in R&E's shares and ADRs in the United States.

23. **MAJOR SHAREHOLDERS**

23.1 As at 31 October 2008, being the most recent share register date of R&E, the following R&E shareholders beneficially held, directly or indirectly, an interest of 5% or more of the 74 813 128 ordinary R&E shares currently in issue:

R&E shareholders	**Number of R&E shares**	**Percentage holding of R&E shares**
Allan Gray[1]	9 297 917	12.43%
Bank of New York (ADRs)	8 073 933	10.79%
Clear Horizon Capital (Pty) Limited	6 766 651	9.04%
JCIIF[2]	5 789 318	7.74%

Notes:

1. At 31 October 2008, Allan Gray in their capacity as fund managers had under their control (inclusive of their beneficial holding in R&E of 12.43%), 17 459 458 ordinary R&E shares comprising 23.34% of the issued share capital of R&E.
2. JCIIF will be excluded from voting as it is a related party as defined in terms of the JSE Listings Requirements as more fully set out in paragraph 11 above.

23.2 At 31 October 2008, being the most recent share register date of JCI, the following JCI shareholders beneficially held, directly or indirectly, an interest of 5% or more of the ordinary JCI shares currently in issue:

JCI shareholders	**Number of JCI shares**	**Percentage holding of JCI shares**
R&E	265 935 854	11.95%
Allan Gray Limited	228 970 628	10.29%
Hawkhurst Investments Limited	212 165 623	9.54%
Matodzi	126 834 740	5.70%
Letseng	177 455 684	7.98%

23.3 Assuming that the scheme of arrangement becomes unconditional, the following shareholders will beneficially hold, directly or indirectly, an interest of 5% or more of the enlarged group. Should the transaction be implemented at the merger ratio, 95 432 645 ordinary R&E shares will be in issue and such shareholders will hold the following interests R&E:

Shareholders	**Based on the merger ratio**	
	Number of shares	**Percentage shareholding**
Allan Gray	11 751 069	12.31%
Bank of New York	8 073 933	8.46%
Clear Horizon Capital (Pty) Limited	6 766 651	7.09%

24. MATERIAL CHANGES

24.1 R&E shareholders are referred to the transactions contained in the forensic investigation summary in Annexure 3 and as contained in the unaudited and unreviewed R&E results for the two years ended 31 December 2005 and restated provisional results for the year ended 31 December 2003 issued to shareholders on 31 March 2006, as well as the GFO transaction, and the conclusion of the Mediation Agreement, as representing material changes that have occurred in and have affected the financial position of R&E since the publication of the unaudited and unreviewed results. Since the issue of the Information Update on 24 July 2008, which contained R&E's Group Net Asset Value Information at 31 March 2008, and included KPMG's limited assurance report thereon, there have been no material changes in the financial position of R&E and its subsidiaries since 31 March 2008 until the last practicable date, save for as disclosed in note 3 in Annexure 5c.

24.2 The Board of R&E have been informed that there have not been any material changes in the financial or trading position of JCI and its subsidiaries since 24 November 2008, being the publication date of the JCI Group Net Asset Value Statement at 31 March 2008 and the last practicable date, save for as disclosed in note 3 in Annexure 6c.

25. THE CHANGES TO THE DIRECTORATE OF R&E SINCE AUGUST 2005

The below table reflects the changes that have occurred to the Board of R&E since 2005:

Name	Designation	Appointment date	Resignation date
R B Kebble [1]	Chief Executive Officer	24/07/2003	24/08/2005
R A R Kebble	Non-executive Chairman	05/03/1998	24/08/2005
H C Buitendag	Financial Director	01/03/2000	24/08/2005
M B Madumise	Independent Non-executive Director	24/07/2003	CURRENT
L R Ncwana	Non-executive Director	24/07/2003	24/08/2005
A C Nissen	Non-executive Director	24/07/2003	01/04/2007
J C Lamprecht	Financial Director	24/08/2005	16/05/2006
P H Gray [2]	Chief Executive Officer	24/08/2005	11/07/2008
Name	**Designation**	**Appointment date**	**Resignation date**
D M Nurek	Non-executive Chairman	07/10/2005	09/07/2008
J Biersch	Independent Non-executive Director	14/08/2006	09/03/2007
T G Dale	Independent Non-executive Director	14/08/2006	09/03/2007
M Steyn	CEO and Financial Director	13/12/2006	CURRENT
D I De Bruin	Independent Non-executive Director	01/04/2007	CURRENT
D C Kovarsky	Independent Non-executive Chairman	05/12/2007	CURRENT

Notes:

1. Kebble passed away on 27 September 2005.
2. Gray is currently the CEO of JCI.

26. SERVICE CONTRACTS WITH R&E'S PRESENT DIRECTORS, THEIR EMOLUMENTS AND THEIR REMUNERATIONS AND INCENTIVES

Service contracts and contracts of engagement

26.1 There are no service contracts between R&E and its non-executive directors.

26.2 R&E concluded a contract of engagement with Kronen Investments 96 (Pty) Limited (a company in which Steyn has an interest), and Steyn, the financial director of R&E, which was concluded on 12 September 2007 and became effective from 1 November 2006, the date on which Steyn was appointed as an accountant of R&E, which provided that Steyn would serve as R&E's financial director with effect from 13 December 2006. The contract of engagement contains normal terms and conditions relative to such engagement contracts and other than as disclosed below has recently been formalised within the period beginning six months prior to the date of this Circular.

26.3 In terms of Steyn's contract of engagement, either party may terminate this contract upon the giving of ninety days notice in writing to the other party.

26.4 The contract of engagement pertaining to Steyn is available to shareholders for inspection in terms of paragraph 39 below.

26.5 At the date of this Circular, no further candidates have been nominated or proposed as directors of R&E. Accordingly, no other service contracts with any proposed directors have been entered into.

26.6 The total emoluments received by the directors will not be varied as a consequence of the proposed transaction.

Directors' emoluments and incentives

26.7 In terms of his service contract, Gray, was entitled to receive an all-inclusive package of R1 200 000.00 which was subsequently increased to R1 399 000 per annum and approved of by the Board of R&E. In terms of Gray's resignation the board agreed to make a payment of R1 million bonus and a further R2.75 million should the shareholders vote on the resolution of the disputes between R&E and JCI before 31 December 2008. Accordingly, the latter payment has not (and will not) be made. A payment of three month's salary *in lieu* of notice was also paid.

26.8 In terms of his contract of engagement, Steyn is entitled to receive an all-inclusive, package of R1 980 000 per annum. In addition to the all-inclusive package, R&E may award an annual bonus based on the performance of Steyn. His remuneration package will be reviewed on an annual basis.

26.9 The Board of R&E has resolved that the non-executive directors would be entitled to receive R150 000 per annum and that R&E's Chairman would receive R250 000.00 per annum.

26.10 Other than as disclosed in the contract of engagement with Steyn, R&E has not paid any management, consulting, technical or other fees for services rendered by directors, directly or indirectly, including payments to management companies, a part of which was then paid to a director for the period commencing 24 August 2005 and ending on the last practicable date.

26.11 No share options are held by any directors and therefore none were exercised for the period commencing 24 August 2005 and ending on the last practicable date.

26.12 Save as disclosed in paragraph 26, no cash or securities were paid nor any benefit given within the three years preceding the date of this Circular, or are proposed to be paid or given, to any promoter or director of R&E. No promoter had any direct or indirect beneficial interest in any transaction made by the R&E group within the three years preceding the date of this Circular.

Directors' remuneration

26.13 The following remuneration was paid to the directors of R&E for the period commencing 1 March 2007 to 29 February 2008:

Director	**Salary** R	**Bonus** R	**Retrench-ment** R	**Directors' fees** R	**Total** R
Nurek	–	–	–	250 000	**250 000**
Gray *	1 388 600	1 399 200	–	–	**2 787 800**
Steyn	1 530 000	1 150 000	–	–	**2 680 000**
Blersch	–	–	–	37 500	**37 500**
Dale	–	–	–	37 500	**37 500**
Madumise	–	–	–	150 000	**150 000**
Nissen	–	–	–	37 500	**37 500**
De Bruin	–	–	–	112 500	**112 500**
Kovarsky	–	–	–	18 750	**18 750**

* Executive director.

26.14 The following remuneration was paid to the directors of R&E for the period commencing 1 March 2008 to 31 October 2008:

Director	Salary R	Bonus R	Retrench-ment R	Directors' fees R	Total R
Nurek	–	–	–	125 000	**125 000**
Gray *	1 061 023	1 000 000	–	–	**2 061 023**
Steyn *	1 490 000	–	–	–	**1 490 000**
Madumise	–	–	–	112 500	**112 500**
De Bruin	–	–	–	112 500	**112 500**
Kovarsky	–	–	–	137 500	**137 500**

26.15 Nurek, Gray and Nissen were common to the Boards of R&E and JCI during the period 1 March 2007 to 29 February 2008 (or part thereof). The following remuneration was paid to them by JCI during this period:

Director	Salary R	Bonus R	Directors' fees R	Sign-on Incentive R	Total R
Nurek	–	–	350 000	–	**350 000**
Gray *	1 804 827	1 814 719	–	–	**3 619 546**
Nissen	–	–	175 000	–	**175 000**

26.16 Nurek and Gray were common to the Boards of R&E and JCI during the period 1 March 2008 to 11 July 2008 (or part thereof). The following remuneration was paid to them by JCI during this period:

Director	Salary R	Bonus R	Directors' fees R	Sign-on Incentive R	Total R
Nurek	–	–	123 472	–	**123 472**
Gray *	646 157	–	–	–	**646 157**

* Executive directors.

26.17 Nurek resigned from both JCI and R&E on 9 July 2008 and Gray resigned from the board of R&E on 11 July 2008. Refer to paragraph 28.5 for further details regarding the possible composition of the board in respect of the enlarged group.

27. R&E AND ITS DIRECTORS' INTERESTS AND DEALINGS

Directors' interests in R&E shares before and after the proposed transaction

As at the last practicable date, no directors held any beneficial or non-beneficial interest, whether directly or indirectly, in R&E shares nor will any such directors hold any such interests in respect of the enlarged group post the implementation of the proposed merger. Accordingly, there has been no change in the directors' interests in R&E shares nor will there be any such change in respect of the proposed enlarged group post the implementation of the proposed merger between the end of the preceding financial year and the last practicable date.

Directors' interests in transactions

27.1 Save as set out in paragraph 26, none of the directors have any material direct or indirect beneficial interests in any transactions which were effected by R&E during:

- the current or immediately preceding financial year; or
- an earlier financial year and which remain in any respect outstanding or unperformed.

28. FUTURE STRATEGY OF R&E AND THE ENLARGED GROUP

28.1 R&E was historically a mining investment company. R&E's main objective at present is to resolve the current impasse with JCI, in respect of which R&E has lodged the R&E claims against JCI amounting to approximately R14 billion based on the highest value thereof up to 31 March 2008.

28.2 Subsequent to the merger being implemented, the merged entity will review its strategic alternatives, which may include the following:

- To apply to the JSE for the lifting of the suspension in the trading of R&E shares on the JSE;
- To seek commercial opportunities and to successfully exploit them for the benefit of R&E and its shareholders;
- To distribute certain liquid assets (such as its Gold Fields shares), to shareholders and/or utilise its assets as leverage to further develop other assets or acquire and invest in assets to grow the current portfolio;
- To continue pursuing its claims against third parties and where possible to make recoveries against such parties;
- To reduce R&E's cost structure and to take advantage of synergies common to both R&E and JCI in the best interests of all concerned; and
- To realise value (insofar as is possible) from the existing prospecting rights portfolio.

28.3 Shareholders are informed that post the merger of the companies as contemplated, the new enlarged group will, having regard to the best interests of shareholders, maintain the current strategies of the separate entities. The board of directors of the enlarged merged group will, furthermore, having due regard for the considerations raised in paragraph 14.6 hereof, determine whether certain of the liquid assets should be distributed to shareholders, mindful always of such exposure as JCI may have in respect of the third party claims and consequently the ability of R&E to restore to JCI the value of any assets received from it, should R&E be required at law to restore the value thereof. The board of R&E will, post the implementation of the merger, subject to the requisite regulatory and shareholder approvals endeavour to de-list the enlarged group or alternatively make an application to the JSE in order to request the lifting of the suspension in the trading of R&E shares on the JSE. Shareholders are further informed that there can be no guarantee that the JSE will approve the lifting of the suspension post the merger.

28.4 Furthermore, a pre-listing statement, containing revised listings particulars of the combined entity, in compliance with the JSE Listings Requirements, will be posted to shareholders should the proposed merger as contemplated in this Circular occur. Detailed prospects of the combined group will be contained in the pre-listing statement.

28.5 R&E hereby undertakes to appoint three directors nominated by the board of JCI to the board of R&E immediately after the implementation of the proposed scheme of arrangement. JCI will nominate three appropriate candidates after the shareholders of JCI have approved the scheme of arrangement, and R&E will appoint the nominees within 10 days of the date of the implementation of the scheme of arrangement. Should a nominee however not be acceptable to R&E then JCI will be entitled to nominate another candidate on the same basis as set out above.

29. HISTORY OF CHANGES

R&E has not, in the past five years, had a controlling shareholder and currently does not have a controlling shareholder.

30. WORKING CAPITAL STATEMENT

30.1 The Board of R&E is of the opinion that the working capital resources of R&E and its subsidiaries are sufficient for R&E's current working capital requirements and will be adequate for a period of 12 months from the date of this Circular following the completion of the proposed transaction.

30.2 After the implementation of the scheme of arrangement, the Board of R&E is of the opinion that the working capital resources of the enlarged group will be sufficient for the enlarged group's working capital requirements and will be adequate for a period of 12 months from the date of this Circular following the completion of the proposed transaction.

31. **LITIGATION STATEMENT**

Other than as disclosed in Annexure 11 in respect of R&E and Annexure 14 in respect of JCI of this Circular, there are no legal or arbitration proceedings (including any such proceedings that are pending or threatened) in relation to R&E or JCI of which the Board of R&E (or Board of JCI to the extent applicable) is aware which may have, or have had, a material effect on the R&E or JCI group's financial position during the past 12 months preceding the date of this Circular.

32. **DIRECTORS' RESPONSIBILITY STATEMENT**

32.1 The current Board of R&E cannot provide any assurances as to the correctness of the historical facts and allegations and financial information contained in this Circular which relates to the period preceding the reconstitution of the Board of R&E on 24 August 2005. Subject to the content of the Forward-Looking Statement (which features at page 6 of this Circular), the statement regarding the lack of audited financial information and limitations thereof and the statement regarding the determination of the merger ratio as set out on page 7 and 8 of the Circular, respectively, the current directors (whose names are specified on page 24 of this Circular), collectively and individually, accept full responsibility for the accuracy of the information furnished relating to the R&E group, and certify that to the best of their knowledge and belief, that there are no facts which have been omitted which would make any statement false or misleading, and that all reasonable enquiries to ascertain such facts have been made, and that this Circular contains as much of the information required in terms of the JSE Listings Requirements and the Act, that R&E is able to furnish.

32.2 Similarly, the current Board of JCI, which is responsible for and has prepared Annexures 6a and 6c (being the JCI NAV Statements at 31 March 2008 and the unaudited JCI NAV Statement at 31 October 2008, respectively) as well as Annexure 14 (JCI Litigation Statement) only, has not provided any assurances as to the correctness of the historical facts and allegations and financial information pertaining to JCI contained in this Circular which relates to the period preceding the reconstitution of the Board of JCI on 24 August 2005. Subject to the content of the Forward-Looking Statement (which features at page 6 of this Circular), the statement regarding the lack of audited financial information and limitations thereof and the statement regarding the determination of the merger ratio as set out on page 7 and 8 of the Circular, respectively, the current Board of JCI has however, collectively and individually accepted full responsibility for the accuracy of the information furnished in respect of Annexures 6a and 6c (being the JCI NAV Statements at 31 March 2008 and the unaudited JCI NAV Statement at 31 October 2008, respectively) and Annexure14 (JCI Litigation Statement) only, and has certified that to the best of their knowledge and belief, there are no facts which have been omitted which would make any statement included in such Annexures 6a, 6c and 14 false or misleading, and that all reasonable enquiries to ascertain such facts as they have regarded as necessary have been made and that the aforementioned annexures contain as much of the information required in terms of the JSE Listings Requirements and the Act, that the Board of JCI is able to furnish. R&E shareholders must under no circumstances construe the reference to JCI and/or the current Board of JCI in either this section or with reference to Annexures 6a, 6c and 14 as a representation or indication that the Board of R&E has in any way assisted in the compilation of the abovementioned Annexures or verified such facts or is in any way agreeable to carrying responsibility therefor. Accordingly, such information including that contained in Annexures 6a, 6c and 14 is disclaimed.

33. **MATERIAL CONTRACTS**

JCI and R&E relinquish mineral rights

33.1 On 27 July 2007, Gold Fields, GFO (formerly Western Areas), R&E and Goldridge (a subsidiary of R&E) and JCI and certain of its subsidiaries concluded an agreement in terms whereof R&E and Goldridge and JCI and certain of its subsidiaries relinquished certain rights contiguous to the

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South Deep Gold Mine to GFO. (The details hereof are contained in the Circular to R&E's and JCI's shareholders dated 15 October 2007 which is available for inspection in terms of paragraph 39 below.)

Sale by JCI (and certain of its subsidiaries) of its assets to JCIIF

33.2 JCI (and certain of its subsidiaries) disposed of certain of their assets with effect from 1 July 2006 to JCIIF on loan account, and also ceded and pledged such assets, as well as certain loan accounts, to Investec as security for the Investec loan facility and for the subscription by JCI for Western Areas shares in terms of the Western Areas rights offer and the underwriting of JCI of a portion of the Western Areas rights offer, up to a maximum of R250 million. The entering into of such transaction by JCI, and the provision of such security required the ratification of JCI shareholders as more fully set out in the circular to JCI shareholders dated 14 September 2006. Letseng launched an urgent application to obtain an interdict to prevent such general meeting from being held and resolutions in respect of such ratification from being tabled on 29 September 2006, as more fully set out in paragraph 15.5 above. The JCI circular of 14 September 2006 is available for inspection in terms of paragraph 39 below.

Gold Fields' acquisition of JCI's Western Areas shares

33.3 As more fully set out in the circular to JCI shareholders of 30 October 2006, JCIIF disposed of 27 000 000 Western Areas ordinary shares to Gold Fields for a disposal consideration of 35 Gold Fields shares for every 100 Western Areas shares sold, and the JCI subsidiaries (being JCIIF and JCI Gold) were granted a put option by Gold Fields to dispose of the remaining 9 957 844 Western Areas ordinary shares held by the JCI subsidiaries to Gold Fields, and, similarly, the JCI subsidiaries were granted a call option to Gold Fields providing Gold Fields with the right to acquire the remaining 9 957 844 ordinary shares held by the JCI subsidiaries. The circular of 30 October 2006 to JCI shareholders is available for inspection in terms of paragraph 39 below.

33.4 Save as is disclosed in paragraphs 33.1 to 33.3 above, the conclusion of the Mediation Agreement and addenda thereto, the Phikoloso transaction agreement (referred to in Annexure 2) or as disclosed in the Information Update, to the best of the directors' belief, the R&E group has not entered into, verbally or in writing, any material contract other than in the ordinary course of business either:

- within the last two years prior to the date of this Circular; or
- at any time which contains an obligation or settlement that is material to the R&E group at the date of this Circular.

33.5 No material assets have been acquired by the R&E group and/or JCI within the last three years prior to the date of this Circular. As a consequence, there are no book debts or other assets that have been guaranteed by any vendors to the R&E group and/or JCI nor are there any liabilities for taxation that have to be settled in terms of such acquisitions.

34. BORROWINGS

As at the last practicable date, R&E and JCI had no material borrowings.

35. EXCHANGE CONTROL APPROVAL

The following summary is not a comprehensive statement of the South African Exchange Control Regulations. R&E shareholders who are in any doubt as to the action to be taken should consult their professional advisors.

Note: The following provisions only apply to shareholders who are recorded on the South African register, either in their own name or through an intermediary.

35.1 Residents of the common monetary area

For all shareholders whose addresses are within the common monetary area and whose documents of title or accounts have not been restrictively endorsed in terms of the South African

Exchange Control Regulations, the offer consideration payable in respect of the scheme of arrangement being either one R&E share for every 95 JCI shares so transferred, or R16.19 in the case of the rounding downwards of any fractional entitlement to an R&E share ("**the offer consideration**") will be freely paid to those eligible JCI scheme participants.

35.2 **Emigrants from the common monetary area**

In the case of shareholders who are emigrants from the common monetary area, the offer consideration will:

35.2.1 in the case of certificated shareholders who are eligible JCI scheme participants whose documents of title have been restrictively endorsed under the South African Exchange Control Regulations, be forwarded to their authorised dealer in foreign exchange in South Africa controlling such shareholder's blocked assets in terms of the South African Exchange Control Regulations. If details of their authorised dealer are not provided to the South African transfer secretaries, the offer consideration in respect of the scheme of arrangement will be held by R&E for the benefit of the certificated shareholders concerned pending receipt of the necessary information or instructions. No interest will accrue or be paid on the offer consideration so held; or

35.2.2 in the case of dematerialised shareholders who are eligible JCI scheme participants be credited to the bank account of the shareholders' CSDP or broker which shall arrange for the same to be credited directly to the shareholders' blocked Rand bank accounts held by the shareholders' authorised dealers and held to the order of the shareholders' authorised dealers in foreign exchange in South Africa.

35.3 **All other non-residents of the common monetary area**

The offer consideration accruing to non-resident shareholders who are eligible JCI scheme participants whose addresses recorded in the register are outside the common monetary area and who are not emigrants from the common monetary area will:

35.3.1 In the case of certificated shareholders who are eligible JCI scheme participants whose documents of title have been restrictively endorsed under the South African Exchange Control Regulations, be posted to the addresses of the non-resident shareholders concerned recorded on the register on the record date; or

35.3.2 In the case of dematerialised shareholders who are eligible JCI scheme participants, be credited by their duly appointed CSDP or broker directly to the accounts nominated by the shareholders in terms of the provisions of the custody agreement with their CSDP or broker.

36. EXPENSES

36.1 The expenses of the proposed transaction, excluding VAT where applicable, for R&E are estimated at approximately R5 395 000, made up as follows:

Expenses of R&E	R'000
Printing, including publication in the press and distribution – Ince (Proprietary) Limited	600
Documentation and inspection fee – JSE	37
Reporting Accountant's reports – KPMG	650
Attorneys fees – Van Hulsteyns	600
Sponsor and Corporate Advisor – PSG Capital (Proprietary) Limited	1 100
Senior Counsel	200
Mediators	2 108
Forensic team – JLMC	100
Estimated total	**5 395**

36.2 The expenses of the proposed transaction borne by R&E will be funded by R&E from available cash resources.

36.3 The expenses of the proposed transaction, excluding VAT where applicable, for JCI are estimated at approximately R8 058 000, made up as follows:

Expenses of JCI	R'000
Reporting Accountant's reports – KPMG	650
Corporate legal fees	1 000
Attorneys fees – Routledge Modise Attorneys	600
Sponsor and corporate adviser – Sasfin	1 900
Senior Counsel	200
Mediators	2 108
Forensic team – KPMG Services	600
Printing, including publication in the press and distribution – Ince (Proprietary) Limited	1 000
Estimated total	**8 058**

36.4 The expenses of the proposed transaction borne by JCI will be funded by JCI from available cash resources.

37. THE TAX POSITION OF R&E CONSEQUENT UPON THE MERGER

The Board of R&E has taken independent tax advice in regard to the tax position which is likely to result for R&E were the proposed merger to be implemented. The shareholders are informed that it is unlikely that any adverse tax consequences will arise for R&E post the merger.

38. CONSENTS

The Sponsor and Corporate Advisor, Mediators, independent Auditor and Reporting Independent Reporting Accountant, Corporate Law Advisors, Forensic Investigators, Senior Counsel (including R&E Counsel and Cohen), South African transfer secretaries, United Kingdom secretaries, United Kingdom registrars and United States Depositary have consented in writing to act in the capacity stated and to their names being stated in this Circular, and in the case of the Auditors and Independent Reporting Accountants, Mediators, JLMC and Cohen, have consented to the reference to their respective reports in the form and context in which they appear and have not withdrawn their consents prior to the publication of this Circular.

39. DOCUMENTS AVAILABLE FOR INSPECTION

The following documents, or copies thereof, will be available for inspection during normal business hours at the registered office of R&E and the office of the United Kingdom secretaries from Friday, 5 December 2008 up to and including Monday,19 January 2009:

39.1 The original report of the Mediators of 14 April 2008;

39.2 The updated report of the Mediators of 3 November 2008.

39.3 The Memoranda and Articles of Association of R&E and its subsidiaries;

39.4 Service and consultancy agreements with directors and managers entered into during the last three years;

39.5 Phikoloso transaction agreement as referred to in Annexure 2 (Overview of R&E's claims);

39.6 The JCI and R&E NAV Statements at 31 March 2008, as set out in Annexures 5a and 6a to this Circular, including the limited assurance reports of KPMG;

39.7 The independent valuer's report in respect of the prospecting rights of JCI and R&E of 7 November 2008 to the extent utilised for the purposes of compiling the JCI and R&E NAV Statements;

39.8 Valuation report in respect of Boschendal Limited of 17 October 2008 to the extent relied upon for purposes of compiling the JCI NAV Statement;

39.9 The unaudited, unreviewed results of R&E for the financial years ended 2004 and 2005 and the restated results for the financial year ended 31 December 2003;

39.10 The independent auditor's review report on the consolidated balance sheet of R&E at 31 March 2008;

39.11 The independent reporting accountant's report on the *pro forma* financial consolidated balance sheet of R&E at 31 March 2008;

39.12 the independent reporting accountant's report on the *pro forma* combined net asset value statement of R&E at 31 March 2008;

39.13 The Mediation Agreement and Addenda thereto of 1 July 2006 and 28 September 2007, respectively;

39.14 All agreements/offers for sale, and such like, supporting the values of the assets as referred to in the respective NAV Statements of R&E and JCI as set out in Annexures 5a, 5c, 6a and 6c in this Circular;

39.15 Mediators' Statement of 28 February 2007 and explanatory note of 5 March 2007 in respect thereof;

39.16 Signed summary of forensic findings of JLMC prepared for shareholders of R&E by JLMC;

39.17 All forensic reports prepared by JLMC for R&E;

39.18 All forensic reports prepared by KPMG Services for JCI;

39.19 The Cohen Report of 26 June 2008;

39.20 R&E Counsel's opinion;

39.21 Circular to R&E and JCI shareholders regarding the agreement in terms whereof R&E and Goldridge and JCI and certain of its subsidiaries relinquished certain rights contiguous to the South Deep Gold Mine to Gold Fields Operations Limited of 15 October 2007;

39.22 Circular to JCI shareholders regarding the disposal of the Western Areas ordinary shares dated 30 October 2006;

39.23 Circular to JCI shareholders regarding the Investec loan facility of 14 September 2006;

39.24 R&E Shareholders' Information Update to R&E shareholders dated 24 July 2008; and

39.25 All SENS announcements of both R&E and JCI over the past two years relating to the proposed merger between the companies.

40. **NOTICE OF R&E GENERAL MEETING**

40.1 A General Meeting of the shareholders of R&E has been convened and will be held at The Hilton, Rivonia Road, Sandton, Johannesburg, South Africa on Monday, 19 January 2009 at 10:00 for the purpose of considering and, if deemed fit, passing, with or without modification, resolutions to ratify the proposal and implement the proposed transaction. The notice convening the R&E general meeting is attached to this Circular.

40.2 Any certificated R&E shareholder or "own name" dematerialised R&E shareholder who is unable to attend the R&E general meeting, but wishes to vote by proxy at the R&E general meeting, is required to complete and return the form of proxy in accordance with the instructions contained therein. Duly completed forms of proxy must be received by the South African transfer secretaries, Computershare Investor Services (Proprietary) Limited, Ground Floor, 70 Marshall Street, Johannesburg, 2001, PO Box 61051, Marshalltown, 2107 or the United Kingdom registrars, Capita Registrars, Proxies Department, The Registry, 34 Beckenham Road, Beckenham, Kent, BR3 4TU, no later than 10:00 on Thursday, 15 January 2009.

40.3 Dematerialised R&E shareholders other than "own name" dematerialised R&E shareholders must inform their CSDP or broker of their intention to attend the R&E general meeting and obtain the necessary letter of representation from their CSDP or broker to permit them to attend the R&E general meeting. Alternatively, they may provide their CSDP or broker with their voting instructions should they not be able to attend the R&E General Meeting, but wish to be represented thereat.

40.4 Holders of ADRs will receive a form of proxy generated by the Company's United States Depositary Bank, The Bank of New York. Holders of ADRs who wish to attend the R&E general meeting to be held at 10:00 on Monday, 19 January 2009 at The Hilton, Rivonia Road, Sandton, Johannesburg, South Africa, must contact the United States Depositary to become registered owners of the ordinary shares corresponding to their ADRs prior to Monday, 12 January 2009, by presenting their

ADRs to the United States Depositary for cancellation, and (upon compliance with the terms of the Depositary Agreement, including payment of the United States Depositary's fees and applicable taxes and governmental charges) delivery of the underlying ordinary shares represented thereby. The details of the United States Depositary are referred to in the Corporate Information section on pages 1 and 2 of this Circular.

SIGNED AT JOHANNESBURG ON 22 NOVEMBER 2008 BY MR ROGER PEARCEY ON BEHALF OF ALL THE DIRECTORS OF R&E, AS LISTED BELOW, IN TERMS OF POWERS OF ATTORNEY SIGNED BY SUCH DIRECTORS

D C Kovarsky

D I de Bruin

M Steyn

M B Madumise

R PEARCEY

Company Secretary
Johannesburg

22 November 2008

66

RANDGOLD

Randgold & Exploration Company Limited
(Incorporated in the Republic of South Africa)
(Registration number 1992/005642/06)
Share code: RNG ISIN: ZAE000008819 (suspended)
ADR ticker symbol: RNG
("**R&E**" and "**the Company**")

NOTICE OF GENERAL MEETING OF SHAREHOLDERS OF R&E

Notice is hereby given that a General Meeting of ordinary shareholders of R&E will be held at The Hilton, Rivonia Road, Sandton, Johannesburg, South Africa at 10:00 on Monday, 19 January 2009 for the purpose of considering, and if deemed fit, passing, with or without modification, the following ordinary and special resolutions:

ORDINARY RESOLUTION NUMBER 1

APPROVAL OF THE PROPOSED MERGER WITH JCI LIMITED BY WAY OF A SCHEME OF ARRANGEMENT ON THE BASIS OF THE ALLOTMENT OF ONE NEW ORDINARY R&E SHARE TO ELIGIBLE JCI SHAREHOLDERS HOLDING 95 JCI SHARES AND THE MANNER IN WHICH FRACTIONS ARE TO BE DEALT WITH

"**RESOLVED AS AN ORDINARY RESOLUTION** that the proposal made by the board of directors of R&E ("**the Board of R&E**") to JCI Limited ("**JCI**") on 4 November 2008 and updated on 2 December 2008 ("**the proposal**") (as referred to in the Circular ("**the Circular**") to which this Notice of General Meeting forms a part), that JCI and the scheme participants qualifying as such (excluding R&E) conclude a scheme of arrangement in terms of section 311 of the Companies Act, No. 61 of 1973, as amended ("**the Act**"), on or before 31 March 2009 or such later date as R&E and JCI may prior to 31 March 2009 agree in writing (provided that such later date shall not exceed 90 (ninety) days after 31 March 2009) in terms whereof R&E and the said scheme participants will be deemed to have elected that the share exchange referred to in this Ordinary Resolution Number 1 constitutes an asset-for-share exchange as contemplated in section 42(1) of the Income Tax Act, is hereby ratified, on the basis that, subject to the fulfilment of the conditions precedent to such scheme of arrangement as set out in paragraph 2.6 of the Circular, each eligible scheme participant in South Africa and other permissible jurisdictions will transfer its ordinary shares in JCI to the Company in exchange for the issue and allotment of one new ordinary R&E share for every 95 ordinary JCI shares so transferred ("**the merger ratio**") on the basis that where any fraction of a new ordinary R&E share arising from the application of the merger ratio results, and such fraction of a new ordinary R&E share is 0.5 or more, it will be rounded up to the nearest whole number, and any fraction of a new ordinary R&E share that is less than 0.5 will be rounded down to the nearest whole number."

R&E shareholders who are related parties or associates thereof as defined in terms of the JSE Listings Requirements, as set out in paragraph 11 of the Circular to which this Notice of General Meeting forms a part, will be taken into account for the purposes of determining whether a quorum is present, but will be excluded from voting on Ordinary Resolution Number 1. The validity of this resolution is therefore subject to a simple majority of votes of R&E shareholders, other than the related parties (and their associates) as set out in paragraph 11 of the Circular to which this Notice of General Meeting forms a part.

ORDINARY RESOLUTION NUMBER 2

APPROVAL FOR THE PROPOSED MERGER WITH JCI LIMITED ON THE BASIS OF THE MERGER RATIO, PROVIDED THAT THE NAVS OF R&E AND JCI DO NOT FLUCTUATE BY MORE THAN 10% OR 20%, RESPECTIVELY, FROM THE NAVS OF R&E AND JCI AT 31 MARCH 2008

"**RESOLVED AS AN ORDINARY RESOLUTION**, subject to the adoption of Ordinary Resolution Number 1, that the proposal referred to in Ordinary Resolution Number 1 is subject further to the proviso that:

i. the Net Asset Value of JCI Limited ("**JCI**") at 31 March 2008 as set out in the Circular to which this Notice of General Meeting forms a part ("**the JCI NAV**") does not reduce by more than 10%, excluding the effect that any fluctuation in the prices of listed equities and derivatives and the JCI group's investment in Xelexwa (Pty) Limited (in liquidation) may have thereon; and/ or

ii. the Net Asset Value of R&E at 31 March 2008 as set out in this Circular to which this Notice of General Meeting forms a part ("**the R&E NAV**") does not increase by more than 20%, excluding the effect that any fluctuation in the prices of listed equities and derivatives may have thereon;

should either the JCI NAV or the R&E NAV fluctuate as set out above after the making of the proposal by the board of directors of R&E ("**the Board of R&E**") to JCI, but prior to 31 March 2009 or such later date as R&E and JCI may prior to 31 March 2009 agree in writing (provided that such later date shall not exceed 90 (ninety) days after 31 March 2009), or the date on which the last in time of the conditions precedent to such scheme of arrangement as set out in paragraph 2.6.1 to 2.6.6 of the Circular to be fulfilled, is fulfilled (whichever is the first occurring), the Board of R&E shall in either of such events be obliged to withdraw the proposal."

R&E shareholders who are related parties or associates thereof as defined in terms of the JSE Listings Requirements, as set out in paragraph 11 of the Circular to which this Notice of General Meeting forms a part, will be taken into account for the purposes of determining whether a quorum is present, but will be excluded from voting on Ordinary Resolution Number 2. The validity of this resolution is therefore subject to a simple majority of votes of R&E shareholders, other than the related parties (and their associates) as set out in paragraph 11 of the Circular to which this Notice of General Meeting forms a part.

ORDINARY RESOLUTION NUMBER 3

APPROVAL OF CASH PAYMENT IN RESPECT OF THE ROUNDING OF FRACTIONS

"**RESOLVED AS AN ORDINARY RESOLUTION** that, subject to the adoption of Ordinary Resolution Number 1 and Special Resolution Number 1, and subject to the conditions precedent to the scheme of arrangement as set out in paragraph 2.6 of the Circular to which this Notice of General Meeting forms a part being fulfilled, the Company shall be authorised to make a cash payment to those scheme participants qualifying as such whose fractional entitlement to a new R&E ordinary share will be rounded down to the nearest whole number (as a result of the application of the merger ratio as set out in Ordinary Resolution Number 1 above), in terms whereof such scheme participants will receive a cash payment of R16.19 for each fractional entitlement to an R&E share that may be rounded downwards, subject further to such scheme participants specifically electing to receive such cash payment in the manner to be provided for in terms of the scheme of arrangement that may be adopted."

R&E shareholders who are related parties or associates thereof as defined in terms of the JSE Listings Requirements, as set out in paragraph 11 of the Circular to which this Notice of General Meeting forms a part, will be taken into account for the purposes of determining whether a quorum is present, but will be excluded from voting on Ordinary Resolution Number 3. The validity of this resolution is therefore subject to a simple majority of votes of R&E shareholders, other than the related parties (and their associates) as set out in paragraph 11 of the Circular to which this Notice of General Meeting forms a part.

SPECIAL RESOLUTION NUMBER 1

INCREASE OF AUTHORISED SHARE CAPITAL OF THE COMPANY

"**RESOLVED AS A SPECIAL RESOLUTION** that, subject to the adoption of Ordinary Resolution Number 1 and subject to the conditions precedent pertaining to the scheme of arrangement as set out in paragraph 2.6 of the Circular to which this Notice of General Meeting forms a part being fulfilled, the authorised share capital of the Company shall be increased from R750 000 (Seven Hundred and Fifty Thousand Rand), divided into 75 000 000 (Seventy Five Million) ordinary shares of R0.01 (One Cent) each, to R1 050 000 (One Million and Fifty Thousand Rand), divided into 105 000 000 (One Hundred and Five Million) ordinary shares of R0.01 (one Cent) each, through the creation of 30 000 000 (Thirty Million) unissued new ordinary shares of R0.01 (one Cent) each in the authorised share capital of the Company, for the purposes contemplated in the ordinary resolutions contained in this Notice of General Meeting, such new shares to rank *pari passu* in every respect with the existing ordinary shares of the Company and that the Memorandum of Association of the Company be amended accordingly."

REASON AND EFFECT OF SPECIAL RESOLUTION

REASON

The reason for the increase in the authorised share capital of the Company is to create sufficient unissued ordinary shares in reserve (to be placed under the control of the board of directors of R&E), in order to enable R&E to give effect to the ordinary resolutions contained in this Notice of General Meeting.

EFFECT

The effect of the special resolution is to increase the authorised share capital of the Company to R1 050 000 (One Million and Fifty Thousand Rand) divided into 105 000 000 (One hundred and Five Million) ordinary shares of R0.01 (one Cent) each.

ORDINARY RESOLUTION NUMBER 4

PLACEMENT OF THE NEW SHARES TO BE ISSUED UNDER THE CONTROL OF THE BOARD OF DIRECTORS OF R&E

"**RESOLVED AS AN ORDINARY RESOLUTION** that, subject to the adoption of Ordinary Resolution Number 1 and Special Resolution Number 1, the new shares referred to in Special Resolution Number 1 above, be placed under the control of the board of directors directors of R&E ("**the Board of R&E**") with the authority to allot and issue such new shares to scheme participants qualifying as such on the basis contemplated in Ordinary Resolution Number 1 and that the Board of R&E, and where applicable the Company Secretary, be authorised to do all things and sign all documents necessary in order to implement the resolutions as set out in this Notice convening the R&E general meeting."

ORDINARY RESOLUTION NUMBER 5

AUTHORISING THE BOARD OF DIRECTORS OF R&E TO DO ALL SUCH THINGS AS MAY BE NECESSARY TO IMPLEMENT ALL OF THE AFOREGOING RESOLUTIONS

"**RESOLVED AS AN ORDINARY RESOLUTION** that, following upon the adoption of Ordinary Resolution Number 1, any other Ordinary Resolutions which may be adopted and Special Resolution Number 1, the board of directors of R&E be and are hereby authorised, instructed and empowered to do all things and sign all such documents as may be necessary or incidental in order to give effect thereto."

VOTING AND PROXIES

On a show of hands, each shareholder who is present in person or by proxy at the R&E general meeting, is entitled to one vote irrespective of the number of shares he holds or represents, provided that a proxy shall, irrespective of the number of shareholders he represents, have only one vote. On a poll, a shareholder present in person or by proxy at the R&E general meeting shall be entitled to one vote for each share held or represented.

Each shareholder who is entitled to attend and vote at the R&E general meeting may appoint one or more proxies (none of whom needs to be a shareholder of R&E), to attend, speak and vote in his stead. The completion and lodging of forms of proxy will not preclude an R&E shareholder from attending, speaking and voting to the exclusion of the proxy or proxies so appointed.

A form of proxy *(purple)* is included with this notice for use by certificated shareholders and "own name" dematerialised shareholders only who are unable to attend the R&E general meeting but who wish to be represented thereat. Duly completed forms of proxy must be received by the South African transfer secretaries (Computershare Investor Services (Proprietary) Limited, Ground Floor, 70 Marshall Street, Johannesburg, 2001, PO Box 61051, Marshalltown, 2107) or by the United Kingdom registrars (Capita Registrars), Proxies Department, The Registry, 34 Beckenham Road, Kent, BR3 4TU by not later than 10:00 on Thursday, 15 January 2009.

For and on behalf of the Board of R&E

Randgold & Exploration Company Limited

R P Pearcey
Company Secretary

Johannesburg
5 December 2008

Registered office	**Transfer secretaries**	**United Kingdom registrars**
10 Benmore Road Morningside, Sandton, 2146 (PO Box 650905, Benrose 2010)	Computershare Investor Services (Proprietary) Limited 70 Marshall Street Johannesburg 2001 (PO Box 61051, Marshalltown, 2107)	Capita Registrars The Registry 34 Beckenham Road Beckenham Kent BR3 4TU United Kingdom

RANDGOLD

Randgold & Exploration Company Limited
(Incorporated in the Republic of South Africa)
(Registration number 1992/005642/06)
Share code: RNG ISIN: ZAE000008819 (suspended)
ADR ticker symbol: RNG
("R&E" and "the Company")

FORM OF PROXY

Dematerialised shareholders, other than "own name" dematerialised shareholders, who wish to attend the general meeting must instruct their CSDP or broker to issue them with the necessary letter of representation to attend. Should dematerialised shareholders, other than "own name" dematerialised shareholders, be unable or not wish to attend the general meeting in person, but wish to vote by proxy, they must provide their CSDP or broker with their voting instructions in terms of the custody agreement entered into between them and their CSDP or broker. Such shareholders must not return this form of proxy to the South African transfer secretaries or the United Kingdom registrars.

This form of proxy is for use by certificated ordinary shareholders and "own name" dematerialised ordinary shareholders of R&E only, at the general meeting of R&E shareholders (**"the general meeting"**) to be held at The Hilton, Rivonia Road, Sandton, Johannesburg, South Africa at 10:00 on Monday, 19 January 2009.

For shareholders resident in the United States:

Holders of American Depositary Receipts (ADRs) will receive a form of proxy generated by the Company's United States Depositary Bank, The Bank of New York. Holders of ADRs who wish to attend the R&E General Meeting to be held at The Hilton, Rivonia Road, Sandton, Johannesburg, South Africa at 10:00 on Monday, 19 January 2009 must contact the United States Depositary to become registered owners of the ordinary shares corresponding to their ADRs prior to Monday, 12 January 2009, by presenting their ADRs to the United States Depositary for cancellation, and (upon compliance with the terms of the Depositary Agreement including payment of the United States Depositary's fees and applicable taxes and governmental charges) delivery of the underlying ordinary shares represented thereby. The details of the United States Depositary are referred to in the Corporate Information section on the inside cover of the Circular to which this form of proxy forms a part.

The exchange offer or business combination contemplated herein is made for the securities of a non-US company. The offer is subject to the disclosure requirements of a country outside the United States, that are different from those of the United States. Financial statements included in this document, if any, have been prepared in accordance with non-US accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the US federal securities laws, since the issuer is located outside the US, and none of its officers or directors are US residents. You may not be able to sue a non-US company or its officers or directors in a non-US court for violations of the US securities laws. It may be difficult to compel a non-US company and its affiliates to subject themselves to a US court's judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

Neither the US Securities and Exchange Commission nor any state securities commission has approved or disapproved of the new securities to be issued by R&E in terms of the scheme of arrangement, or expressed a view as to whether to vote for or against the scheme of arrangement, or determined if the Circular to which this form of proxy forms a part is truthful or complete. Any representation to the contrary is a criminal offence.

The new shares to be issued by R&E in terms of the scheme of arrangement have not been, and will not be registered under the US Securities Act 1933, as amended, or with any securities regulatory authority of any state or other jurisdiction in the United States and may not be resold in the United States unless such disposition is registered under the US Securities Act of 1933, as amended, and applicable state securities laws or is exempt from registration thereunder. R&E has no obligation or intention to register the new shares under the US Securities Act of 1933, as amended, or with any other securities or regulatory authority of any state or jurisdiction in the United States. Furthermore, on 24 March 2008, the U.S. Securities and Exchange Commission issued an Order pursuant to Section 12(j) of the Securities Exchange Act of 1934, as amended, pursuant to which the registration of R&E's ordinary shares and ADRs in the United States was revoked. As a result of the Order by the U.S. Securities and Exchange Commission, no member of a U.S. national securities exchange, U.S. broker, or U.S. dealer may make use of the mails or any means or instrumentality of U.S. interstate commerce to effect any transaction in, or to induce the purchase or sale of, R&E's ordinary shares and ADRs in the United States. The effect of this Order is to prohibit trading in R&E's Ordinary Shares and ADRs in the United States. See paragraph 22 of this Circular.

I/We (please print name in full) ____________________

of address(please print) ____________________

being the holder of [ ] ordinary shares in R&E, hereby appoint (see note 2):

1. ____________________ or failing him/her,

2. ____________________ or failing him/her,

3. the chairman of the general meeting,

as my/our proxy to attend, speak and vote for me/us on my/our behalf at the R&E general meeting which is to be held for the purpose of considering and, if deemed fit, passing with or without modification, the ordinary resolutions and special resolution to be proposed thereat and at each adjournment thereof and to vote for or against the ordinary resolutions and special resolution or to abstain from voting in respect of their ordinary shares in the issued share capital of R&E registered in my/our name/s, in accordance with the following instructions (see note 3).

	For	Against	Abstain
Ordinary resolution number 1 Approval of the proposed merger with JCI in terms of the merger ratio of one R&E share for every 95 JCI shares			
Ordinary resolution number 2 Approval for the proposed merger on the basis of the limits to NAV fluctuations of 10% in JCI and/or 20% in R&E			
Ordinary resolution number 3 Approval of the cash payment in respect of rounding of fractions			
Special resolution number 1 Approval of the increase to the authorised share capital of R&E			
Ordinary resolution number 4 Authorising the new shares to be issued to be placed under the control of the board of directors of R&E			
Ordinary resolution number 5 Authorising the board of directors of R&E to do all such things and sign all such documents in order to implement the resolutions as set out in the Notice of General Meeting			

Insert an "X" in the relevant spaces above according to how you wish your votes to be cast. However, if you wish to cast your votes in respect of a lesser number of shares than you own in R&E, insert the number of R&E ordinary shares held in respect of which you desire to vote (see note 3).

Signed at ____________________ on ____________________ 2008/2009

Signature ____________________

Assisted by me (where applicable) ____________________

Each shareholder is entitled to appoint one or more proxies (who need not be a shareholder) to attend, speak and vote in place of that member at the R&E general meeting.

Please read the notes on the reverse hereof.

Notes:

1. All R&E shareholders are entitled to attend, be represented and vote at the R&E general meeting. Each R&E shareholder present in person or by proxy at the general meeting shall be entitled, on a show of hands, to one vote irrespective of the number of shares he holds or represents, provided that a proxy shall irrespective of the number of shareholders he represents have only one vote. On a poll, at the R&E general meeting, an R&E shareholder who is present in person or by proxy shall be entitled to one vote for each share held or represented.
2. An R&E shareholder may insert the name of a proxy or the names of two alternate proxies of the shareholder's choice in the space/s provided, with or without deleting "the chairman of the general meeting". If a deletion is made, such deletion must be initialled by the shareholder. The person whose name stands first on this form of proxy and who is present at the R&E general meeting will be entitled to act as proxy to the exclusion of those whose names follow.
3. An R&E shareholder's instructions to the proxy as to whether to vote for, against or abstain from voting, and in respect of the relevant number of shares to vote in such a manner, shall; in respect of the resolution, be indicated as follows:
    a. by the insertion of an "X" in the appropriate box provided to indicate whether to vote for, against or abstain from voting. Such an insertion, without the insertion of the relevant number of shares as contemplated in paragraph (b) below, shall require the proxy to vote or abstain from voting at the R&E general meeting as indicated by the "X" in respect of all (and not some) of the shareholder's votes exercisable thereat;
    b. by the insertion, of the relevant number of shares held by the shareholder in R&E to indicate the number of shares to be voted for, against or abstain from voting (which will indicate the number of votes exercisable by the proxy on behalf of the shareholder on a poll), in the appropriate box provided. Such an insertion, with or without the insertion of an "X", shall require the proxy to vote or abstain from voting at the R&E general meeting as indicated by the number so inserted in respect of such inserted number (and not a portion) of shares; and
    c. by the failure to insert anything in the appropriate box. Such failure will be deemed to authorise the chairman of the general meeting, if he is the proxy to vote in favour and any other proxy to vote or abstain from voting at the R&E general meeting as he deems fit in respect of all (or a portion) of the shareholder's votes exercisable thereat.
4. Holders of ADRs will receive a form of proxy generated by the Company's United States Depositary Bank, The Bank of New York. Holders of ADRs who wish to attend the R&E general meeting to be held at 10:00 on Monday, 19 January 2009 at The Hilton, Rivonia Road, Sandton, Johannesburg, South Africa, must contact the United States Depositary to become registered owners of the ordinary shares corresponding to their ADRs prior to Monday, 12, January 2009, by presenting their ADRs to the United States Depositary for cancellation, and (upon compliance with the terms of the Depositary Agreement, including payment of the United States Depositary's fees and applicable taxes and governmental charges) delivery of the underlying ordinary shares represented thereby. The details of the United States Depositary are referred to in the Corporate Information section on pages 1 and 2 of the Circular of which this form of proxy forms a part.
5. An R&E shareholder is not obliged to use all the votes exercisable by the shareholder, but the total of the votes cast, and in respect of which abstention is recorded, whether by the shareholder or the proxy, may not exceed the total of the votes exercisable by the shareholder.
6. A duly completed form of proxy must be lodged with or posted to the South African transfer secretaries, Computershare Investor Services (Proprietary) Limited, Ground Floor, 70 Marshall Street, Johannesburg, 2001, PO Box 61051, Marshalltown, 2107 or the United Kingdom registrars, Capita Registrars, Proxies Department, The Registry, 34 Beckenham Road, Beckenham, Kent, BR3 4TU so as to reach them by no later than 10:00 on Thursday, 15 January 2009.
7. The completion and lodging of this form of proxy will not preclude the relevant shareholder from attending the general meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof.
8. Documentary evidence establishing the authority of a person signing this form of proxy in a representative or other legal capacity must be attached to this form of proxy unless previously recorded by the South African transfer secretaries or the United Kingdom registrars; or waived by the chairman of the general meeting, as the case may be.
9. Any alteration or correction made to this form of proxy must be initialled by the signatory/ies.
10. The chairman of the general meeting may reject or accept any form of proxy, which is completed and/or received, other than in compliance with these notes.
11. In respect of joint holders, any such persons may vote at the R&E general meeting in respect of such joint shares as if he were solely entitled thereto; but if more than one of such joint holders are present or represented at the R&E general meeting, the one of the said persons whose name stands first in the register in respect of such shares or his proxy, as the case may be, is alone entitled to vote in respect thereof.

REPORT OF THE MEDIATORS

Background

1. During 2006 we were appointed by the companies Randgold and Exploration Company Limited ("**Randgold**") and JCI Limited ("**JCI**") to mediate a dispute that had arisen between them.

2. Pursuant to that appointment, and after considering voluminous papers and various reports, engaging the parties and in particular, board members, the financial directors, the lawyers of the two companies and their forensic auditors, we issued a Statement on 28 February 2007. That Statement with a postscript thereto is attached marked "A" and "A1".

3. In the Statement we recommended that a merger between the two companies be pursued. We regarded this as the best practical solution for the reasons set out in the Statement. The proposed solution was supported by all the main role players.

4. We were subsequently approached by the two companies to provide an opinion on the terms of a share swap arrangement proposed by the directors of the companies to effect a merger. An opinion in this regard was issued in April 2008, as set out below. The April opinion has subsequently been updated, as set out in this report.

Limitations

5. In considering the issue at the time of our April 2008 opinion, we were subject to the following important constraints:

   5.1 the background to the dispute between Randgold and JCI relates to the misuse of assets of Randgold by the late Brett Kebble and others, a significant portion whereof accrued to the benefit of the JCI group of companies;

   5.2 in the relevant period, the financial records of the two companies and certain of their associated and related companies are incomplete;

   5.3 the past financial statements of Randgold and JCI were materially misstated;

   5.4 in the absence of proper documentation and explanations from management, it has not been possible for KPMG, the new auditors to Randgold and JCI, to audit the current financial positions and results of operations and KPMG could provide only limited assurance on certain aspects reflected in the financial reports examined by them;

   5.5 prior to the death of Brett Kebble, certain arrangements were entered into by JCI with Investec Bank Limited ("**Investec**") providing, *inter alia*, for a profit share to be paid to Investec on certain selected assets of JCI. This arrangement is the subject of as yet unresolved litigation regarding its validity and enforceability;

   5.6 as at April 2008, being the date of our original opinion on the proposed share swap arrangement to effect the merger, there were certain directors who served as directors on the boards of both JCI and Randgold (the JCI and Randgold chairman was an employee of Investec) and, accordingly, there were potential conflicts of interest which we had to consider in evaluating the proposals.

6. In addition it should be noted that:

   6.1 we could not verify the accuracy of any of the information provided by the directors or the auditors and had to rely on that information in arriving at the opinion expressed below;

   6.2 our report was prepared solely for the use of the shareholders of Randgold and JCI and for no other purpose;

   6.3 we did not provide an opinion regarding the values of the shares in JCI or Randgold.

7. Having regard to the unusual circumstances outlined above, the inherent limitations of our assessment were stressed.

Matters considered

8. In making our April 2008 assessment, we had regard, *inter alia*, to:

8.1 the financial position of each of the companies as at 31 March 2007, being the date upon which the directors determined the proposed share swap ratio, including the financial information conveyed in the announcement to shareholders of 15 March 2007 and as contained in the circular of which this forms part;

8.2 the subsequent changes in the financial position of the companies between March and 31 July 2007;

8.3 the potential outcomes of the dispute regarding the Investec claim;

8.4 the quantum of the sustainable claims of Randgold against JCI, which is likely to be for very substantial amounts;

8.5 the probable value which would be lost in a litigation scenario and the costs of such litigation;

8.6 the fact that any settlement proposal which left no value for JCI shareholders would have been unrealistic and would, from JCI's perspective, have been a poor alternative to litigation, irrespective of its probable outcome;

8.7 the negative effects on shareholder value of the continued share suspension, uncertainty and litigation between Randgold and JCI;

8.8 the fact that the swap ratio was sensitive to relatively small changes in the net asset values of the companies, which significantly affected the swap ratio;

8.9 the cross-holding that exists between the companies (Randgold and JCI hold shares in each other), which was an additional unusual feature affecting the sensitivity of the swap ratios; and

8.10 the fact that the net asset values of the companies are dependent *inter alia* on the market prices of certain investments held by the companies (which have been and are variable over time), the possible value of the Investec claim against JCI and the indicative range of notional settlement values used for the Randgold/JCI claim referred to in our February 2007 Statement. (By way of example, if a high or low point over period March to July 2007 in the market value of the investments held by both companies in Goldfields is utilised, the swap ratio was significantly affected, suggesting a far lower or higher number of JCI shares per Randgold share as a swap ratio.)

Opinion issued April 2008

9. On 14 April 2008, having regard to what is set out above, we issued the following opinion:

In the unusual and variable circumstances enumerated above, the swap ratio proposed by the companies is in our opinion commercially prudent and not inequitable to the shareholders of Randgold or JCI.

Events subsequent to 14 April 2008

10. In October 2008, we were requested to advise whether our opinion on the terms of the proposed share swap arrangement still applied in the significantly changed financial circumstances of Randgold and JCI since issuing that opinion.

11. After reporting in April 2008 as above, various events occurred, including, *inter alia*:

11.1 various delays were encountered by the companies in advancing the proposed merger;

11.2 Randgold and JCI unsuccessfully attempted to negotiate a settlement of their dispute on the basis of a payment by JCI;

11.3 the merger negotiations faltered, but were recently resurrected;

11.4 the asset values (and hence the net asset value per share) of both Randgold and JCI have changed significantly. The net asset values reduced materially, primarily as a consequence of the dramatic fall in Stock Exchange prices;

11.5 certain of the assets were realised and, in the case of JCI, certain of the assets were exchanged for further shares in Randgold, thus increasing the extent of the cross-holding of shares between JCI and Randgold;

11.6 Randgold instituted proceedings against various parties to recover substantial sums. These proceedings are all in an inception stage of the litigation;

11.7 there were changes to the board of directors of Randgold and JCI – at the date hereof there are no longer directors common to both boards. Thus, certain of the potential conflicts of interest, which previously existed, have been eliminated. (However, at the date hereof, the chairman of JCI is also a director of Investec.)

12. In re-considering our opinion, we also stress the following:

12.1 A critical factor affecting the swap ratio is the notional value of a settlement of the Randgold claims against JCI, as this has the effect of reducing the net asset value of JCI and increasing the net asset value of Randgold;

12.2 In our February 2007 Statement, we had indicated a notional settlement figure for the purpose of merger in the range of R1.2 billion to R1.5 billion. An important element in our determination of the notional settlement range was the amount which Randgold would probably realise ultimately in a litigation process, taking into account, *inter alia*, value destruction from forced sale circumstances, liquidation costs and legal fees (on both sides);

12.3 As the net asset value of JCI has roughly halved since February 2007, the notional settlement range is no longer valid;

12.4 If one uses the same swap ratio originally proposed (of 95 JCI shares for 1 Randgold share), then this implies a notional settlement figure of approximately R750m which, having regard to the current financial position of JCI, is a figure which, in our opinion, is not unreasonable;

12.5 But for certain of the potential conflict of interests referred to above, the limitations set out in this report remain extant.

Opinion – October 2008

13. Having regard to all of the above, our 14 April 2008 opinion remains of application, *viz*:

In the unusual and variable circumstances enumerated above, the swap ratio proposed by the companies is in our opinion commercially prudent and not inequitable to the shareholders of Randgold or JCI.

SCHALK BURGER SC

CHARLES NUPEN

PROF H E WAINER, CA(SA)

3 November 2008

74

OVERVIEW OF THE R&E CLAIMS AT 31 OCTOBER 2008 AGAINST JCI

1. Both Randgold and Exploration Company Limited ("**R&E**") and JCI Limited ("**JCI**") were formerly listed in the Mining Sector of the JSE Limited ("**JSE**"), and were suspended therefrom on 1 August 2005.

2. On 24 August 2005, the Boards of Directors of R&E and JCI were reconstituted.

3. Prior to the reconstitution of the Boards, the late Brett Kebble ("**Kebble**"), was the Chief Executive Officer of both R&E (from 24 July 2003 to 24 August 2005), and JCI (from 1 September 1997 to 24 August 2005).

4. As at 23 August 2005:

   4.1 The Board of R&E comprised:

      4.1.1 Roger Kebble ("**Roger**");

      4.1.2 Kebble;

      4.1.3 Hendrik Buitendag ("**Buitendag**");

      4.1.4 Brenda Madumise ("**Madumise**");

      4.1.5 Lunga Ncwana ("**Ncwana**"); and

      4.1.6 Andrew Nissen ("**Nissen**").

   4.2 The Board of JCI comprised:

      4.2.1 Roger;

      4.2.2 Kebble;

      4.2.3 Buitendag;

      4.2.4 Charles Cornwall ("**Cornwall**"); and

      4.2.5 John Stratton ("**Stratton**").

5. Having regard to investigations undertaken by R&E's forensic investigators John Louw & Co. (Pty) Limited (formerly known as Umbono Financial Advisory Services (Pty) Limited) ("**JLMC**") and information ascertained from third persons, R&E has reason to believe that during the era when Kebble was the CEO of R&E and JCI ("**the Kebble era**"), the R&E group was the victim of widespread frauds and misappropriations.

6. R&E has further reason to believe having regard to the findings of JLMC, that the frauds and misappropriations which were perpetrated against it and its subsidiaries and associated companies resulted in R&E's assets and those of its subsidiaries and associated companies being misappropriated and the channelling thereof (or the proceeds derived therefrom), to amongst others, the JCI group, either directly or indirectly, but not for the benefit of R&E.

7. Following the reconstitution of the Board of R&E on 24 August 2005 and the initial findings of JLMC coming to hand, the Board of R&E realised that it may enjoy a number of claims against the JCI group.

8. Arising herefrom, the Board of R&E considered that it would be in the best interests of R&E's shareholders for the R&E claims to first be attempted to be resolved by way of mediation as opposed to complex, time consuming and costly litigation and failing this, by way of formal arbitration. The Board of R&E believed that rather than pursuing the institution of a multiplicity of court actions against the JCI group, which could give rise to vigorously contested claims and protracted and costly litigation (and which could further take several years to resolve), it was advantageous, pragmatic and sensible, that a mediation and to the extent necessary an arbitration of such claims (in which JCI and its subsidiaries and associated companies would be treated as a single entity), be pursued.

75

The Mediation/Arbitration Agreement

9. On 7 April 2006, R&E and JCI concluded a written Mediation/Arbitration Agreement ("**the Mediation Agreement**").

10. The main features of the Mediation Agreement are as follows:

11. Both R&E and its subsidiaries and associated companies on the one hand and JCI and its subsidiaries and associated companies on the other, would be treated as single entities. In terms of the Mediation Agreement, JCI is defined so as to include both it and its subsidiaries and associated companies or in which JCI has an interest, whether direct or indirect, including its interest in Consolidated Mining Management Services Limited ("**CMMS**"). (A similar definition applies to R&E and its subsidiaries and associated companies and a reference to R&E and JCI herein incorporates a reference to each of their respective subsidiary and associated companies.);

    11.1 At inception of the mediation, both R&E and JCI would exchange separate forensic reports, detailing the basis of any claims which they believed they enjoyed against the other, including their respective forensic investigators' findings, relative to the mediation;

    11.2 Both companies would thereafter formulate claims against each other, by way of a Statement of Claim;

    11.3 Following the service of their respective Statements of Claim, both R&E and JCI would formulate Statements of Defence, which would similarly be served on each other;

    11.4 Three highly experienced and multi-disciplinary Mediators, comprising a Senior .Counsel, a Mediation Specialist and a Chartered Accountant, were to be appointed to manage the mediation process and make recommendations to the companies;

    11.5 The shareholders of both companies in general meeting would decide whether or not to accept any recommendations made by the Mediators;

    11.6 Failure by the shareholders of R&E and JCI to endorse the recommendations of the Mediators, would result in the claims being referred to adversarial arbitration.

12. Initially, the Mediation Agreement envisaged that the mediation would be concluded by 31 July 2006, failing which the matter would be submitted to formal arbitration.

13. R&E and JCI soon realised that it would not be possible to conclude the mediation by 31 July 2006, resulting in the parties concluding an addendum to the Mediation Agreement on 19 July 2006 ("**the first addendum**"), purposed at extending the time period within which the mediation was to have been concluded by, until 30 November 2006.

14. In November 2006, the Mediators requested that the time period regulating the conclusion of the mediation as provided for in the first addendum, be further extended to afford them a reasonable time frame within which to do so and discharge their duties thereunder responsibly.

15. R&E and JCI agreed to the Mediators' request that the Mediation Agreement be further amended to facilitate the Mediators being able to make their recommendations as soon as reasonably possible, resulting in the conclusion of an arrangement to cater herefor and the formalisation thereof by way of a second addendum to the Mediation Agreement, which was signed on 28 September 2007 ("**the second addendum**").

16. The second addendum provides, *inter alia,* that in the event of the intended merger between R&E and JCI not being implemented for any reason whatsoever, the matter shall immediately be submitted to formal arbitration, in accordance with the expedited Rules of the Arbitration Foundation of South Africa, the outcome of which will be binding on the companies and subject only to one right of appeal.

76

The claims instituted by R&E against JCI

17. Following the conclusion of the Mediation Agreement, the investigations of R&E's forensic investigators JLMC suggested that R&E enjoyed a number of claims against JCI.

18. These claims found expression in a dedicated forensic report which JLMC prepared for purposes of the mediation, dated 20 June 2006 (**"the forensic report of JLMC"**).

19. JCI in turn, commissioned KPMG Services (Pty) Limited (**"KPMG"**), to prepare a forensic report for purposes of the mediation which report was dated 8 May 2006 (**"the 8th of May report"**).

20. On 20 June 2006, the forensic report of JLMC and the 8th of May report were exchanged, marking the commencement of the formal mediation process.

21. Following the exchange of the forensic reports prepared by JLMC on behalf of R&E and KPMG Services on behalf of JCI (as contemplated under the Mediation Agreement), R&E prepared a Statement of Claim, comprising 13 claims initially, exceeding R5.8 billion at that stage, based on the highest value ascribable to the R&E claims.

22. As matters stand at present, the R&E claims against JCI comprise nineteen claims in total (R&E's Statement of Claim having been amended to include two new claims in January 2007 and further amended in September 2008 to include four further claims).

23. On 3 August 2006, R&E's Statement of Claim was served on JCI. No Statement of Claim was served by JCI on R&E, however on 8 September 2006, JCI served a Statement of Defence on R&E, contesting the R&E claims.

24. Although not contemplated under the Mediation Agreement, following the service by JCI of its Statement of Defence, JCI caused a further JCI report in response to the forensic report of JLMC, to be served. Whilst this further report was furnished to the Mediators in the last quarter of 2006, the 8th of May report was only furnished to the Mediators in April 2007, the existence of the 8th of May report having been brought to the attention of the Mediators at a meeting held with them and the legal teams of both companies on 24 November 2006 however.

25. R&E's claims are in the main founded on the assertion that JCI, as an alleged joint wrongdoer, was party to the alleged misappropriation of a vast array of listed securities beneficially owned by R&E, alternatively subsidiaries or associated companies controlled by it, while other claims arise from the alleged issue and allotment of shares in the issued share capital of R&E which R&E contends it received no value for (**"the disputed R&E shares"**). As to the quantum of damages which R&E would be entitled to were it to succeed with its claims against JCI, R&E approaches its claims on the basis of the alternatives (where applicable), as set out below.

26. JCI has denied any liability in respect of the claims proffered by R&E.

27. Following the service of R&E's Statement of Claim and the Statement of Defence by JCI, both R&E and JCI engaged in mediation.

28. The Mediation Agreement contemplates two distinct phases, the first, a mediation, the second, an arbitration. The arbitration phase will only commence in the event of the mediation failing for any reason whatsoever.

29. To date, none of the claims proposed by R&E against JCI have yet been proven, nor has R&E secured any formal awards against JCI in respect thereof.

30. On 28 February 2007, the Mediators issued an interim recommendation (followed by a postscript on 5 March 2007), in terms whereof the Mediators embraced the notion of a merger and indicated to both R&E and JCI that *"it is recommended that an overall settlement be pursued on the basis of a merger between the two companies"*. They concluded further, that *"having regard to all the above, a settlement figure in the range of R1.2 to R1.5 billion appears .... to be a realistic starting point to resolve the disputes between the companies – the basis being that the settlement figure be used to ultimately drive the merger ratio between the shareholders of the Companies"*.

31. On 14 April 2008, the Mediators provided a written Report in which they stated that:

"In the unusual and variable circumstances enumerated above, the swap ratio proposed by the companies is in our opinion commercially prudent and not inequitable to the shareholders of Randgold or JCI."

32 On 3 November 2008, the Mediators updated their Report and concluded the following:

"Having regard to all of the above, our 14 April 2008 opinion remains of application, *viz:* 'In the unusual and variable circumstances enumerated above, the swap ratio proposed by the companies is in our opinion commercially prudent and not inequitable to the shareholders of Randgold or JCI'."

33. What follows constitutes a broad overview of the R&E claims as featured in its Statement of Claim, purposed at informing R&E's shareholders of what such claims entail.

34. This Overview of the R&E claims is in no way proposed to be exhaustive, and no assurances as to the accuracy, completeness or otherwise of what follows is given, the contents hereof being subject always to the further findings of R&E's forensic investigators and legal team, the need to potentially amend R&E's Statement of Claim in future (based on such findings and legal advice), as well as any other factors which may require consideration in due course and which could impact upon the R&E claims and its Statement of Claim.

35. Nothing contained herein has yet been established as a matter of fact or law. This Overview of the R&E claims is intended merely as a broad and concise summary of the R&E claims (as they appear in the Statement of Claim), subject to the ongoing processes in which R&E is engaged and any revision to the Statement of Claim which may become necessary. Furthermore, none of what follows is disclosed on the basis that it can be factually or legally sustained or that an award for that matter will definitively result for R&E.

36. R&E's Counsel have furnished an opinion to R&E in terms whereof (on the basis of their analysis of the forensic reports and the witnesses interviewed thus far), they indicate that in their view, a reasonable prospect of success exists in respect of the R&E claims, subject always to the following:

36.1 That the findings of JLMC are found to be accurate and capable of substantiation through evidence and the conclusions reached therein being able to withstand scrutiny;

36.2 The legal principles upon which R&E's claims have been formulated being upheld; and

36.3 The evidence of third parties who have given input into the formulation of R&E's claims withstanding scrutiny and being upheld.

37. In turning to R&E's Statement of Claim, it is necessary to have regard to the following by way of background.

BACKGROUND

38. R&E's Statement of Claim assumes on the strength of, *inter alia,* the forensic findings (which have found expression in the Statement of Claim), the following, namely that at all material times:

38.1 R&E carried on business as a mining investment and exploration company;

38.2 JCI carried on business as a specialised mining finance resource company;

38.3 JCI owned the issued share capital of Consolidated Mining Corporation Limited which in turn owned 98% of the issued share capital of CMMS;

38.4 R&E alternatively its wholly-owned subsidiary, African Strategic Investments (Holdings) Limited, (formerly Randgold Resources (Holdings) Limited) (**"Holdings"**), was the beneficial owner of 26 624 962 shares in Randgold Resources Limited (**"RRL"**) (which shares were split 2-for-1 on 16 June 2004), as well as various other listed investments;

38.5 JCI was represented by a variety of persons formerly employed by it or with which it had a relationship, who constituted the directing and controlling mind and will of JCI and one or more of its subsidiaries and associated companies;

38.6 A number of persons, some of whom were formerly employed by JCI, alternatively associated with the JCI group and/or who served as Directors of JCI during the Kebble era, devised various schemes, aimed at, *inter alia*, providing the JCI group with working capital to fund their ongoing operations, to pay their liabilities, to further their general interests, and to otherwise provide the JCI group with sufficient funds to maintain their ongoing financial stability (**"the perpetrators"**). It is further alleged by R&E, that the perpetrators acted in concert with JCI, directed the affairs and business operations of the JCI group to the prejudice of R&E, either directly or indirectly, and in so doing, also acted in their personal capacities;

38.7 The perpetrators allegedly carried out various acts for the JCI group which were to their knowledge unlawful and to the prejudice of R&E, either directly or indirectly.

39. As a result of the conduct of the perpetrators (which R&E claims is attributable to JCI), R&E alleges that JCI is liable to it at law.

Broad Overview of the R&E claims against JCI

40. In forming an appreciation of the R&E claims against JCI, R&E's shareholders are informed that in most instances, the R&E claims have been prepared on the basis of a main claim and various alternatives thereto. If regard be had to R&E's first claim against JCI by way of example, the following is noteworthy:

- This claim is based on an alleged misappropriation of certain of R&E's RRL shares by JCI. On the assumption that this can be established, R&E alleges in the first instance, that JCI is liable to it for damages determined with reference to the highest value at which such shares (which it alleges were stolen from it), have traded subsequent to their theft. This constitutes R&E's main claim with reference to claim one.
- *As an alternative to R&E's main claim* (to claim one) and on the assumption that R&E does not succeed with an award for damages against JCI based on the highest value of its RRL shares, R&E claims that JCI is liable to return to it the number of RRL shares which it alleges were misappropriated from it.
- *As a further alternative to the two previous claims* and in the event that R&E is not successful in establishing a claim based on either of the above, R&E in this event, contends that there has been a theft of the proceeds arising from the sale of its RRL shares by JCI, thereby entitling it to recover the proceeds resulting from the sale of its RRL shares.
- *As an alternative to all of the above claims* and in the event that R&E is not successful in establishing either a theft of shares, or a claim for the return of its misappropriated shares or a theft of the proceeds resulting from the sale thereof, R&E in such event, claims that JCI received funds resulting from the sale of its RRL shares, knowing that such funds were tainted, thereby entitling R&E to the return of such funds received.
- *A further alternative failing all of the above*, is predicated on the assertion that JCI was enriched at the expense of R&E in that it received funds in consequence of an illegal cause.
- *The final alternative claim* (with reference to R&E's first claim against JCI, which pre-supposes that R&E does not succeed with any of the abovementioned claims), is based on the fact that no cause existed for JCI to receive payment of the amount which it did, arising from the sale of R&E's RRL shares, thereby giving rise to R&E enjoying a claim for damages against JCI herefor.
- What follows constitutes a brief overview of the R&E claims, in respect of which R&E has reason to believe that it may enjoy claims against JCI.
- R&E's main claims which are predicated upon theft and are detailed below, have been determined with reference to the highest price at which the shares forming the subject matter of such claims have traded between the date of their alleged theft and 3 August 2006, when R&E's Statement of Claim was served on JCI. The shareholders of R&E are informed, that the highest price of the individual shares alleged to have been misappropriated is subject to ongoing fluctuation having regard to the price at which such shares continue to trade. At the appropriate time, R&E will cause an amendment to its Statement of Claim to be effected, to take account of the highest price at which such shares have traded, subsequent to their alleged theft.

41. The following table summarises the R&E claims against JCI and should be read in conjunction with the narrative in respect of each claim which is set out later in this Overview:

Summary of claims

		Rand amount of main claim and alternatives thereto per R&E statement of claim				
	I	II	III	IV	V	VI
Claim No.	**Basis of Main Claim**	**Main Claim (Highest Value)[1] R**	**Main Claim (Illustrative Adjustment)[2] R**	**First Alternative to Main Claim (Replacement of shares – Illustrative)[3] R**	**Second Alternative to Main Claim (Proceeds)[4] R**	**Third Alternative to Main Claim (Damages – Enrichment)[5] R**
1.	Alleged theft of 12 360 000 RRL shares	1 968 082 800	5 402 908 557	2 104 933 956	887 217 084	796 966 825
2.	Alleged theft of 3 000 000 DRD shares	169 500 000	195 720 000	14 292 000	89 643 550	89 643 550
3.	Alleged theft of 1 904 962 RRL shares	303 327 099	832 713 227	324 419 029	64 326 241	64 300 000
4.	Alleged theft of 8 100 000 Aflease shares	95 499 000	165 078 000	146 835 180	15 108 104	11 292 342
5.	Alternative to claim 4 – Ostensible loan of shares[6]	–	–	–	–	–
6.	Alleged theft of 94 000 000 Aflease shares	1 108 260 300	1 915 720 000	1 704 013 200	165 083 164	144 711 877
7.	Alleged theft of 2 000 000 DRD shares	113 000 000	130 480 000	9 528 000	31 029 671	10 458 719
8.	Alleged theft of 40 000 000 Simmer & Jack shares	94 000 000	311 200 000	248 432 000	10 000 000	10 000 000
9.	Alleged theft of 5 460 000 RRL shares	869 395 800	2 386 721 741	929 849 466	270 758 673	270 758 673
10.	Issue of 8 800 000 disputed R&E shares	149 600 000	252 905 840[7]	252 905 840	–	–
11.	Issue of 5 160 000 disputed R&E shares	87 720 000	148 294 788[7]	148 294 788	–	–
12.	Issue of 1 306 000 disputed R&E shares	22 202 000	37 533 526[7]	37 533 526	–	–
13.	Issue of 1 492 000 disputed R&E shares	25 364 000	42 879 036[7]	42 879 036	–	–
14.	Alleged theft of 4 000 000 RRL shares	636 920 000	1 748 514 096	681 208 400	368 672 211	368 672 211
15.	Alleged theft of 900 000 RRL shares	143 307 000	393 415 672	153 271 890	–	–
16.	Alleged theft of 12 574 836 JCI shares	11 317 352[8]	11 317 352[8]	11 317 352		
17.	Alleged theft of 28 000 Western Areas shares	1 391 600[9]	1 391 600[9]	1 391 600		
18.	Alleged oral agreements of loan	121 198 224[10]	121 198 224[10]			
	Total	**5 920 085 175**	**14 097 991 848**	**6 811 105 263**	**1 901 838 698**	**1 766 804 197**
19.	Inter-company loan account as an alternative to claims 1 to 18 above	1 243 527 309[11]				

Notes:

1. R&E's main claim is based on the highest price at which the shares referred to in column I have traded subsequent to their alleged theft and prior to 3 August 2006 when R&E's Statement of Claim was served, (save for claims 10, 11, 12 and 13 which are treated on the basis described in footnote 7 hereof).
2. For illustrative purposes R&E's main claims have been adjusted to take account of the highest price at which the shares referred to in column I have traded subsequent to their alleged theft and prior to 31 March 2008.
3. The first alternative to R&E's main claim is for an Order that JCI deliver to it the number of shares allegedly misappropriated/issued for no value received. For illustrative purposes the March 2007 VWAP of the shares referred to in column I has been utilised for purposes of determining the replacement cost of the shares referred to, save for where a contrary footnote indicates otherwise.
4. The second alternative to R&E's main claim is for an order that JCI return to R&E the proceeds resulting from the sales of the various shares referred to in column I, where this has been ascertained.
5. The third alternative to R&E's main claim is for an order that JCI makes payment to R&E of such amounts as were received by JCI on account of the sale of the shares referred to in column I, for which there was no just cause, where this has been ascertained.

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6. Claim 5 is an alternative claim to claim 4 and is based on a Scrip Lending Agreement ostensibly concluded, the details of such claim being set out in the Overview of the R&E Claims. To avoid duplication no amounts have been included above.

7. For illustrative purposes R&E's main claims have been adjusted to take account of the projected post merger NAV per R&E share of R28.7392 as published in the JCI NAV Statement which was published on 13 December 2007.

8. Having regard to the fact that this claim was introduced in September 2008, the value thereof has been determined with reference to the highest price at which the shares in question traded subsequent to their alleged theft and prior to 31 March 2008.

9 On 19 January 2007, Western Areas was converted to Gold Fields Operations, in consequence of which conversion, every shareholder holding 100 Western Areas shares received 35 Gold Fields Operations shares in replacement thereof. In consequence of the said conversion, the 28 000 Western Areas shares are currently equivalent to 9 800 Gold Fields Operations shares. A value of R142 per Gold Fields share is ascribed to each Gold Fields share for illustrative purposes.

10. R&E's claim herein is not prefaced on the basis of a theft of shares, but rather on the basis of moneys allegedly lent and advanced by R&E to CMMS.

11. R&E's 19th claim is in the alternative to claims 1 to 18 above and is based on the assumption that R&E does not in respect of claims 1 to 9 and 14 to 17 establish the schemes therein referred to and the thefts allegedly committed in respect thereof and on the further basis that the transactions referred to are found to be lawful and regular transactions in consequence of which the sale of the assets referred to is found to have been authorised for the benefit of the JCI group.

It should be noted that the values of the above claims are linked to the price of shares which are subject to ongoing fluctuation. In tandem therewith, the claim values may change. Moreover none of such claims and the values thereof have yet been established as a matter of fact or law, all of which are illustrative in nature and subject to change.

42. Subject to what is stated herein and based on the further assumption that such claims are factually and legally sustainable, R&E alleges in regard to each of its claims, *inter alia*, as follows:

Claim One

43. On 31 March 2002, R&E, alternatively Holdings, was the registered and beneficial owner of, *inter alia*, 12 360 000 shares in RRL. The number of shares are reckoned on their split which occurred during June 2004.

44. These shares are referred to as "**the RRL shares**".

45. By 1 April 2002, various trading accounts held at a stockbroker, known as Tlotlisa Securities (Pty) Limited ("**T-Sec**"), were established by the perpetrators for the purposes and ends of JCI.

46. R&E contends that JCI devised a scheme in consequence of which the RRL shares were misappropriated and sold on the Nasdaq, the proceeds resulting, being remitted to T-Sec and used for the benefit of JCI.

47. During the period 5 April 2002 to 18 August 2005, R&E contends that the RRL shares were sold without its authority.

48. By virtue of the alleged scheme referred to, R&E asserts that JCI is liable to it for:

48.1 Damages resulting from the alleged theft of the RRL shares amounting to R1 968 082 800.00 which amount is based on the highest price at which the RRL shares traded subsequent to their alleged theft and prior to 3 August 2006, when R&E's Statement of Claim was served. (For illustrative purposes and based on a price of R437.13 per RRL share which represents the highest price at which RRL shares have traded subsequent to the date of their alleged theft, but prior to 31 March 2008, on the assumption that this price will not increase in future, R&E's main claim equates to R2 976 855 300.00. To the extent that the price of RRL shares increases in future, such increase will result in a commensurate increase in R&E's main claim.); alternatively

48.2 Delivery of 12 360 000 shares in RRL to it, alternatively payment of such amount as represents the value of the said 12 360 000 RRL shares on the date on which JCI is found to be liable to R&E; alternatively

48.3 Damages in the sum of R887 217 084.00, which amount represents the total proceeds allegedly received by JCI, alternatively damages resulting from JCI having allegedly received the lesser proceeds of R796 966 825.42 arising from the sale of the said RRL shares.

49. To the extent necessary, R&E has taken a cession from Holdings of any claim enjoyed by it against JCI, arising from the alleged misappropriation of the said RRL shares.

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Claim Two

50. As at 12 September 1998, R&E, alternatively its wholly owned subsidiary First Wesgold, was the beneficial owner of, *inter alia*, 3 000 000 shares in Durban Roodepoort Deep, Limited ("**DRD**"), which shares were, as at 8 February 2002 held in a nominee account.

51. R&E claims that JCI devised a scheme to sell the 3 000 000 DRD shares.

52. The 3 000 000 DRD shares were misappropriated and subsequently sold in order to enable JCI to raise loan funds to acquire 32.5% of the issued share capital of JCI Gold Limited ("**the minority interest**") pursuant to a scheme of arrangement between JCI Gold Limited and its shareholders, which scheme of arrangement had been partially funded by BNC Investments (Pty) Limited.

53. R&E alleges that JCI was benefited from the sale of the 3 000 000 DRD shares.

54. By virtue of this alleged scheme, R&E contends that JCI is liable to it for:

54.1 Damages resulting from the alleged theft of the 3 000 000 DRD shares amounting to R169 500 000.00 which amount is based on the highest price at which the 3 000 000 DRD shares traded subsequent to their alleged theft and prior to 3 August 2006, when R&E's Statement of Claim was served. (For illustrative purposes and based on a price of R65.24 per DRD share which represents the highest price at which DRD shares have traded subsequent to the date of their alleged theft, but prior to 31 March 2008, on the assumption that this price will not increase in future, R&E's main claim equates to R195 720 000.00. To the extent that the price of DRD shares increases in future, such increase will result in a commensurate increase in R&E's main claim.); alternatively

54.2 Delivery of 3 000 000 DRD shares to R&E, alternatively payment of such amount as represents the value of the said 3 000 000 DRD shares on the date on which JCI is found to be liable to R&E; alternatively

54.3 Damages resulting from the theft of the proceeds resulting from the sale of the 3 000 000 DRD shares amounting to R89 643 549.74; alternatively

54.4 Payment resulting from the receipt by JCI of the proceeds deriving from the sale of the 3 000 000 DRD shares in an amount of R89 643 549.74.

Claim Three

55. R&E's third claim pertains to 1 904 962 shares in RRL ("**the 1 904 962 RRL shares**").

56. R&E alleges that as at 5 April 2002, R&E, alternatively Holdings, was the registered and beneficial owner of, *inter alia*, the 1 904 962 RRL shares.

57. The reference to the 1 904 962 RRL shares is reckoned on their split which occurred during June 2004.

58. R&E alleges that JCI anticipated the need to raise cash to acquire the minority interest and in consequence thereof, devised a scheme which gave rise to the 1 904 962 RRL shares being sold.

59. R&E received no consideration from the sale of these shares.

60. JCI was benefited as a result of the sale of these shares, either directly or indirectly.

61. To the extent necessary, R&E has taken cession from Holdings of any claim enjoyed by it against JCI, arising from the alleged misappropriation of the said 1 904 962 RRL shares.

62. By virtue of the theft of the 1 904 962 RRL shares, R&E contends that JCI is liable to it for:

62.1 Damages resulting from the alleged theft of the 1 904 962 RRL shares amounting to R303 327 099.26 which amount is based on the highest price at which the 1 904 962 RRL shares traded subsequent to their alleged theft and prior to 3 August 2006, when R&E's Statement of

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Claim was served. (For illustrative purposes and based on a price of R437.13 per RRL share which represents the highest price at which RRL shares have traded subsequent to the date of their alleged theft, but prior to 31 March 2008, on the assumption that this price will not increase in future, R&E's main claim equates to R832 716 039.06. To the extent that the price of RRL shares increases in future, such increase will result in a commensurate increase in R&E's main claim.); alternatively

62.2 Delivery of the 1 904 962 RRL shares to R&E, alternatively payment of such amount as represents the value of the said 1 904 962 RRL shares on the date on which JCI is found to be liable to R&E; alternatively

62.3 Damages resulting from the theft of the proceeds deriving from the sale of the 1 904 962 RRL shares amounting to R64 326 241.35; alternatively

62.4 Damages resulting from the receipt by JCI of the proceeds deriving from the sale of the 1 904 962 RRL shares in an amount of R64 300 000.00.

Claim Four

63. As at 1 July 2003, R&E was the beneficial and registered owner of 8 100 000 shares in The Afrikander Lease Limited ("**Aflease**").

64. R&E asserts, that the 8 100 000 Aflease shares were lodged in a trading account which T-Sec maintained in its books of account under the name CMMS.

65. R&E contends, that the 8 100 000 Aflease shares were misappropriated from it and used to benefit JCI, either directly or indirectly.

66. Accordingly, R&E contends that JCI in relation to such alleged theft of the 8 100 000 Aflease shares, is liable to it for:

66.1 Damages resulting from the alleged theft of the 8 100 000 Aflease shares or their current equivalent, amounting to R95 499 000.00 which amount is based on the highest price at which Aflease shares traded subsequent to their theft and prior to 3 August 2006, when R&E's Statement of Claim was served. (On 9 January 2006, Aflease was converted to Uranium One Limited ("**Uranium One**"), in consequence of which conversion, every shareholder holding 100 Aflease shares received 18 Uranium One shares in replacement thereof. Having regard to such conversion, the 8 100 000 Aflease shares equate to 1 584 000 Uranium One shares. (For illustrative purposes, based on the cost to replace the 8 100 000 Aflease shares (now 1 584 000 Uranium One shares), taking account of a share price of R113.22 per Uranium One share (which represents the highest price at which Uranium One shares have traded prior to 31 March 2008), assuming that this price will not increase in the future, R&E's main claim equates to R165 078 000.00. To the extent that the price of Uranium One shares increases in future, such increase will result in a commensurate increase in R&E's main claim); alternatively

66.2 Delivery of the 8 100 000 Aflease shares or their current equivalent, to R&E, alternatively payment of such amount as represents the value of the said 8 100 000 Aflease shares or their current equivalent, on the date on which JCI is found to be liable to R&E; alternatively

66.3 Damages resulting from the theft of the proceeds deriving from the sale of the 8 100 000 Aflease shares or their current equivalent, amounting to R15 108 103.50; alternatively

66.4 Damages resulting from the receipt by JCI of the proceeds deriving from the sale of the 8 100 000 Aflease shares or their current equivalent, in an amount of R11 292 341.59.

Claim Five as an alternative to Claim Four

67. In the alternative to Claim Four, R&E asserts that during 2004, R&E and CMMS entered into a Scrip Lending Agreement in terms whereof R&E purportedly loaned 8 100 000 shares in Aflease to CMMS.

68. R&E contends that as at 31 March 2005, CMMS became obliged to return to R&E the 8 100 000 shares in Aflease, or their current equivalent.

69. R&E alleges that CMMS failed to return the 8 100 000 shares in Aflease or their current equivalent, to R&E.

70. By virtue hereof, R&E contends that JCI is liable to it for:

70.1 Delivery of the 8 100 000 shares in Aflease or their current equivalent to it; alternatively

70.2 Payment of the value thereof being R31 590 000.00.

Claim Six

71. As at 27 September 2004, R&E, alternatively First Wesgold, was the beneficial owner of, *inter alia*, 94 000 000 Aflease shares (**"the 94 000 000 Aflease shares"**).

72. R&E alleges that during the latter part of 2004, JCI devised a scheme which was intended to amongst other things wrongfully deprive R&E of the 94 000 000 Aflease shares and vest control thereof in JCI.

73. By virtue of this alleged scheme, R&E contends that JCI is liable to it for:

73.1 Damages resulting from the alleged theft of the 94 000 000 Aflease shares or their current equivalent, amounting to R1 108 260 300.00 which amount is based on the highest price at which Aflease shares traded subsequent to their theft and prior to 3 August 2006, when R&E's Statement of Claim was served. (Having regard to the conversion of Aflease to Uranium One on 9 January 2006, the 94 000 000 Aflease shares equate to 16 920 000 Uranium One shares. For illustrative purposes, based on the cost to replace the 94 000 000 Aflease shares (now 16 920 000 Uranium One shares), taking account of a share price of R113.22 per Uranium One share (which represents the highest price at which Uranium One shares have traded prior to 31 March 2008), assuming that this price will not increase in the future, R&E's main claim equates to R1 915 720 000.00. To the extent that the price of Uranium One shares increases in future, such increase will result in a commensurate increase in R&E's main claim.); alternatively

73.2 Delivery of the 94 000 000 Aflease shares or their current equivalent to it, alternatively payment of such amount as represents the value of the said 94 000 000 Aflease shares or their current equivalent, on the date on which JCI is found to be liable to R&E; alternatively

73.3 Damages resulting from the alleged theft of the proceeds deriving from the sale of the 94 000 000 Aflease shares or their current equivalent, amounting to R165 083 164.47; alternatively

73.4 Damages resulting from the receipt by JCI of the proceeds deriving from the sale of the 94 000 000 Aflease shares or their current equivalent, in an amount of R144 711 877.39.

Claim Seven

74. In and during 1998, R&E was the beneficial owner of, *inter alia*, 2 000 000 DRD shares (**"the 2 000 000 DRD shares"**).

75. R&E alleges that JCI devised a scheme, which alleged scheme was intended to wrongfully deprive R&E of the 2 000 000 DRD shares.

76. R&E alleges that such scheme resulted in JCI gaining control of the 2 000 000 DRD shares and the said shares being sold for the benefit of JCI.

77. By virtue of the alleged scheme, R&E contends that JCI is liable to it for:

77.1 Damages resulting from the alleged theft of the 2 000 000 DRD shares amounting to R113 000 000.00 which amount is based on the highest price at which the 2 000 000 DRD shares traded subsequent to their alleged theft and prior to 3 August 2006, when R&E's Statement of Claim was served. (For illustrative purposes and based on a price of R65.24 per DRD share which represents the highest price at which DRD shares have traded subsequent to the date of their alleged theft, but prior to 31 March 2008, on the assumption that this price will not increase in future, R&E's main claim equates to R130 480 000.00. To the extent that the price of DRD shares increases in future, such increase will result in a commensurate increase in R&E's main claim.); alternatively

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77.2 Delivery of 2 000 000 DRD shares to it, alternatively payment of such amount as represents the value of the 2 000 000 DRD shares on the date on which JCI is found to be liable to R&E.

Claim Eight

78. As at 30 November 2004, R&E was the beneficial owner of 40 000 000 shares in Simmer & Jack Limited ("**the R&E Simmer & Jack shares**").

79. R&E contends that JCI, in conjunction with the perpetrators, devised a scheme, which scheme is alleged to have given rise to R&E's Simmer & Jack shares being misappropriated in order to facilitate a rights offer, then in contemplation by Simmer & Jack.

80. By virtue of the alleged theft of the R&E Simmer & Jack shares, R&E alleges that JCI is liable to it for:

80.1 Damages resulting from the alleged theft of the R&E Simmer & Jack shares amounting to R94 000 000.00 which amount is based on the highest price at which the R&E Simmer & Jack shares traded subsequent to their alleged theft and prior to 3 August 2006, when R&E's Statement of Claim was served. (For illustrative purposes and based on a price of R7.78 per Simmer & Jack share which represents the highest price at which Simmer & Jack shares have traded subsequent to their alleged theft, but prior to 31 March 2008, on the assumption that this price will not increase in future, R&E's main claim equates to R311 200 000.00. To the extent that the price of Simmer & Jack shares increases in future, such increase will result in a commensurate increase in R&E's main claim.); alternatively

80.2 Delivery of 40 000 000 shares in the issued share capital of Simmer & Jack to it, alternatively payment of such amount as represents the value of the said 40 000 000 Simmer & Jack shares on the date on which JCI is found to be liable to it.

Claim Nine

81. As at 31 March 2002, R&E was the beneficial owner alternatively Holdings was the registered and beneficial owner of, *inter alia*, 5 460 000 RRL shares ("**the 5 460 000 RRL shares**").

82. R&E contends that JCI devised a scheme, which scheme was intended to deprive R&E of the 5 460 000 RRL shares and to vest control thereof in JCI.

83. In consequence hereof, R&E claims that JCI concluded an Overseas Securities Lending Agreement with Investec Bank UK PLC which entailed a loan of the 5 460 000 RRL shares, to Investec Bank UK.

84. Arising from the implementation of the said Overseas Securities Lending Agreement, R&E alleges that it was deprived of the 5 460 000 RRL shares by JCI.

85. To the extent necessary, R&E has taken a cession from Holdings of any claim enjoyed by it against JCI, arising from the alleged misappropriation of the said 5 460 000 RRL shares.

86. By virtue of the alleged theft of the 5 460 000 RRL shares, R&E claims that JCI is liable to it for:

86.1 Damages resulting from the alleged theft of the 5 460 000 RRL shares amounting to R869 395 800.26 which amount is based on the highest price at which the 5 460 000 RRL shares traded subsequent to their alleged theft and prior to 3 August 2006, when R&E's Statement of Claim was served. (For illustrative purposes and based on a price of R437.13 per RRL share which represents the highest price at which RRL shares have traded subsequent to the date of their alleged theft, but prior to 31 March 2008, on the assumption that this price will not increase in future, R&E's main claim equates to R2 386 729 800.00. To the extent that the price of RRL shares increases in future, such increase will result in a commensurate increase in R&E's main claim.); alternatively

86.2 Delivery to R&E of the 5 460 000 RRL shares, alternatively payment to R&E of such amount as represents the value of the said 5 460 000 RRL shares on the date on which JCI is found to be liable to it; alternatively

86.3 Damages resulting from the alleged theft of the proceeds arising from the sale of the 5 460 000 RRL shares amounting to R270 758 672.90; alternatively

86.4 Damages resulting from the receipt by JCI of the proceeds arising from the sale of the 5 460 000 RRL shares, in an amount of R270 758 672.90.

Claim Ten

87. During July 2003, R&E contends that JCI devised a scheme which was purposed amongst other things at:

87.1 Ostensibly creating legitimate capital of R&E, in an amount of R259 600 000.00;

87.2 Appropriating such capital through the invalid allotment of 8 800 000 R&E shares, from its authorised but unissued share capital;

87.3 Vesting control of the 8 800 000 R&E shares in JCI and one or more of its associated companies, so that the proceeds derived from any sale thereof might be applied for a purpose other than to benefit R&E.

88. The scheme is alleged to have been implemented through the conclusion of a purported agreement between R&E, Equitant Trading (Pty) Limited ("**Equitant**") and Phikoloso Mining (Pty) Limited for the ostensible sale by Equitant to R&E of the entire issued share capital of Viking Pony Properties 359 (Pty) Limited ("**Viking Pony**") and the claims due by that entity to Equitant, in consideration for the allotment and issue by R&E of 8 800 000 fully paid up ordinary shares in the share capital of R&E to Equitant. R&E alleges that various shares which Viking Pony was warranted to own, in fact did not exist and that the said agreement was a simulation, resulting in the alleged issue and allotment of 8 800 000 R&E shares, R&E receiving no value in respect thereof.

89. R&E maintains that through this alleged scheme, JCI gained control either directly or indirectly, of the 8 800 000 R&E shares.

90. The 8 800 000 R&E shares were purportedly allotted in consequence of the said alleged scheme and were sold on the open market.

91. R&E alleges that it received no value in consequence of the purported allotment of the 8 800 000 R&E shares.

92. To regularise the position, R&E avers, that it will be required to purchase 8 800 000 R&E shares on the open market at a cost to it of R149 600 000.00 and to thereafter cancel their allotment in its issued share capital.

93. As a consequence of this alleged scheme, R&E contends that it has sustained damages for which JCI is liable to it for payment of, in the amount of R149 600 000.00.

94. Having regard to a projected post-merger NAV per R&E share of R28.7393, as published in the JCI NAV Statement which was published on 13 December 2007, the cost to R&E of regularising the position, based on a projected replacement cost of an R&E share (at R28.7393), would equate to R252 905 840.00.

Claim Eleven

95. In and during 2004, R&E alleges that JCI, together with the perpetrators, devised a scheme, which was intended to ostensibly create legitimate capital in R&E and to appropriate such capital through the invalid allotment of 5 160 000 R&E shares from its authorised but un-issued share capital.

96. In addition, R&E contends that JCI sought to vest *de facto* control of the 5 160 000 R&E shares in JCI.

97. R&E avers that the various agreements which were concluded in consequence of this alleged scheme were simulated, these involving the purported sale of an interest in a company in Angola ostensibly giving R&E access to diamond rights in Angola.

98. R&E alleges that the various agreements which were concluded in consequence of the alleged scheme were simulated.

99. The 5 160 000 R&E shares having been issued and sold in the open market, R&E alleges that it received no value in consequence of the allotment and sale of these shares.

100. R&E contends that it has suffered damages in that in order to regularise the position, it will be required to purchase the 5 160 000 R&E shares on the open market and thereafter to cancel such shares which were unlawfully allotted.

101. As a consequence of this alleged scheme, R&E contends that JCI is indebted to it for the sum of R87 720 000.00, being the amount that R&E will be required to expend in order to purchase the 5 160 000 R&E shares.

102. Having regard to a projected post-merger NAV per R&E share of R28.7393, as published in the JCI NAV Statement which was published on 13 December 2007, the cost to R&E of regularising the position, based on a projected replacement cost of an R&E share (at R28.7393), equates to R148 294 788.00.

Claim Twelve

103. In and during 2004, R&E alleges that JCI together with the perpetrators, devised a scheme, which was intended to ostensibly create legitimate capital in R&E and to appropriate such capital through the invalid allotment of 1 306 000 R&E shares from its authorised but unissued share capital.

104. In addition, R&E contends that JCI sought to vest *de facto* control of the 1 306 000 R&E shares in JCI.

105. R&E avers that the various agreements which were concluded in consequence of this alleged scheme were simulated, these involving the purported sale of an interest in a company in Angola ostensibly giving R&E access to diamond rights in Angola.

106. R&E alleges that the various agreements which were concluded in consequence of the alleged scheme were simulated.

107. The 1 306 000 R&E shares having been issued and sold in the open market, R&E alleges that it received no value in consequence of the allotment and sale of these shares.

108. R&E contends that it has suffered damages and that in order to regularise the position, it will be required to purchase the 1 306 000 R&E shares on the open market and thereafter to cancel such shares which were unlawfully allotted.

109. As a consequence of this alleged scheme, R&E contends further, that JCI is indebted to it for the sum of R22 202 000.00, being the amount that R&E will be required to expend in order to purchase the 1 306 000 R&E shares.

110. Having regard to a projected post-merger NAV per R&E share of R28.7393, as published in the JCI NAV Statement which was published on 13 December 2007, the cost to R&E of regularising the position, based on a projected replacement cost of an R&E share (at R28.7393), equates to R37 533 526.80.

Claim Thirteen

111. In and during 2004, R&E alleges that JCI together with the perpetrators, devised a scheme, which was intended to ostensibly create further legitimate capital in R&E and to appropriate such capital through the invalid issue and allotment of 1 492 000 R&E shares from its authorised but unissued share capital.

112. In addition, R&E contends that JCI sought to vest *de facto* control of the 1 492 000 R&E shares in JCI.

113. R&E avers that the various agreements which were concluded in consequence of this alleged scheme were simulated, these involving the purported sale of an interest in a company in Angola ostensibly giving R&E access to diamond rights in Angola.

114. R&E alleges that the various agreements which were concluded in consequence of the alleged scheme were simulated.

115. The 1 492 000 R&E shares having been issued and sold in the open market, R&E alleges that it received no value in consequence of the allotment and sale of these shares.

116. R&E contends that it has suffered damages and that in order to regularise the position, it will be required to purchase the 1 492 000 R&E shares on the open market and thereafter to cancel such shares which were unlawfully issued and allotted.

117. As a consequence of this alleged scheme, R&E contends that JCI is indebted to it for the sum of R25 364 000.00, being the amount that R&E will be required to expend in order to purchase the 1 492 000 R&E shares.

118. Having regard to a projected post-merger NAV per R&E share of R28.7393, as published in the JCI NAV Statement which was published on 13 December 2007, the cost to R&E of regularising the position, based on a projected replacement cost of an R&E share (at R28.7393), equates to R42 879 036.60.

Claim Fourteen

119. In regard to claim fourteen, R&E alleges that as at 31 March 2002, it, alternatively Holdings, was the beneficial owner of, *inter alia*, 4 000 000 shares in RRL (**"the 4 000 000 RRL shares"**).

120. R&E contends that in and during the period 2004 to 2005, JCI together with the perpetrators devised a scheme which was intended to wrongfully deprive R&E of the 4 000 000 RRL shares and to vest control thereof in JCI.

121. In pursuance of the said scheme, R&E alleges that the perpetrators acting for and on behalf of JCI caused the 4 000 000 RRL shares to be lodged with Sociéte Generale (**"SocGen"**) as security for scrip advanced by SocGen to JCI.

122. The 4 000 000 RRL shares were sold by SocGen for the benefit of JCI, and not for the benefit of R&E.

123. R&E thus asserts that it received no benefit on account of the sale thereof.

124. To the extent necessary, R&E has taken a cession from Holdings of any claim enjoyed by Holdings against JCI, arising from the alleged misappropriation of the said 4 000 000 RRL shares.

125. By virtue of the appropriation of the 4 000 000 RRL shares, R&E alleges that it has sustained damages and that JCI is liable to it for:

125.1 Damages resulting from the alleged theft of the 4 000 000 RRL shares amounting to R636 920 000.00 which amount is based on the highest price at which the 4 000 000 RRL shares traded subsequent to their alleged theft and prior to 3 August 2006, when R&E's Statement of Claim was served. (For illustrative purposes and based on a price of R437.13 per RRL share which represents the highest price at which RRL shares have traded subsequent to the date of their alleged theft, but prior to 31 March 2008, on the assumption that this price will not increase in future, R&E's main claim equates to R1 748 520 000.00. To the extent that the price of RRL shares increases in future, such increase will result in a commensurate increase in R&E's main claim.); alternatively

125.2 Delivery to it of 4 000 000 shares in Resources, alternatively payment to R&E of such amount as represents the value of the said 4 000 000 RRL shares on the date on which JCI is found to be liable to it; alternatively

125.3 Damages resulting from the receipt by JCI of the proceeds arising from the sale of the 4 000 000 RRL shares amounting to R386 672 211.00; alternatively

125.4 Payment of the amount of R386 672 211.00 on the basis that JCI received funds in consequence of an illegal cause.

Claim Fifteen

126. By way of R&E's fifteenth claim against JCI, R&E alleges that on 31 March 2002, it, alternatively Holdings, was the registered and beneficial owner of, *inter alia*, 900 000 shares in RRL (**"the 900 000 RRL shares"**).

127. R&E contends that during the period 1 April 2002 to 23 August 2005, the 900 000 RRL shares, *inter alia*, were allegedly misappropriated by the perpetrators (acting in collaboration with JCI), and which shares were lodged with one Paul Main.

128. R&E submits that the 900 000 RRL shares were appropriated from it for the benefit of JCI and that R&E received no benefit herefor.

129. To the extent necessary, R&E has taken a cession from Holdings of any claim enjoyed by it against JCI, arising from the alleged misappropriation of the said 900 000 RRL shares.

130. By virtue of the alleged misappropriation of the 900 000 RRL shares, R&E contends that it has sustained damages and that JCI is liable to it for:

130.1 Damages resulting from the alleged theft of the 900 000 RRL shares amounting to R143 307 000.00 which amount is based on the highest price at which the 900 000 RRL shares traded subsequent to their alleged theft and prior to 3 August 2006, when R&E's Statement of Claim was served. (For illustrative purposes and based on a price of R437.13 per RRL share which represents the highest price at which RRL shares have traded subsequent to the date of their alleged theft, but prior to 31 March 2008, based on the assumption that this price will not increase in future, R&E's main claim equates to R393 417 000.00. To the extent that the price of RRL shares increases in future, such increase will result in a commensurate increase in R&E's main claim.); alternatively

130.2 Delivery of the 900 000 RRL shares to it, alternatively payment of such amount as represents the value of the said 900 000 RRL shares on the date on which JCI is found to be liable to R&E; alternatively

130.3 Damages resulting from the sale of the 900 000 RRL shares amounting to R143 307 000.00.

Further Claims

131. Following the initial amendment to R&E's Statement of Claim in January 2007, R&E established that it may enjoy additional claims against JCI.

132. On 22 August 2008, R&E served an amendment to its Statement of Claim (which was formally amended in September 2008) and introduced four new claims.

133. Such further claims are set out below;

Claim Sixteen

134. R&E asserts by way of its sixteenth claim against JCI that as at 31 December 2002, it, *alternatively* First Wesgold was the beneficial owner of 12 574 836 shares in the issued share capital of JCI (**"the 12 574 836 JCI shares"**).

135. During the period 1 January 2003 to 26 May 2003, R&E alleges that a scheme was devised by the perpetrators which was intended through theft, to deprive R&E, *alternatively* First Wesgold of the 12 574 836 JCI shares so that the benefit of such shares or the proceeds derived from any sale thereof might be applied for a purpose other than to benefit R&E, *alternatively* First Wesgold.

136. In consequence of the alleged theft of the 12 574 836 JCI shares, R&E *alternatively* through First Wesgold (the latter being a subsidiary company of R&E within the meaning of the Mediation Agreement, thereby rendering JCI liable for the debts of First Wesgold to R&E), has sustained damages as follows:

136.1 Damages amounting to R11 317 352.40, which amount is based on the highest price at which the 12 574 836 JCI shares traded subsequent to their alleged theft but prior to 31 March 2008, together with such amounts as represent the dividend amounts to which R&E, *alternatively* First Wesgold would have become entitled, but for the alleged misappropriation of the 12 574 836 JCI shares; alternatively

136.2 Delivery of the 12 574 836 JCI shares to it, together with such amount as represents the dividend amounts to which R&E, *alternatively* First Wesgold would have become entitled, but for the alleged misappropriation of the 12 574 836 JCI shares, in consequence of the dividends declared by JCI in respect thereof, subsequent to the date of the alleged theft of the said shares; alternatively

136.3 Such amount as represents the value of the 12 574 836 JCI shares as at the date on which JCI is found to be liable together with such amount as represents the dividend amounts to which R&E, *alternatively* First Wesgold would have become entitled, but for the misappropriation of the 12 574 836 JCI shares in consequence of the dividends declared by JCI in respect of the 12 574 836 JCI shares having been declared subsequent to the date of their alleged theft; alternatively

136.4 An amount of R8 042 099.67 which amount represents the net proceeds received by JCI arising from the sale of the 12 574 836 JCI shares, together with an amount equivalent to such growth as would have accrued to R&E on the 12 574 836 JCI shares, *alternatively* to First Wesgold, but for the alleged wrongful and unlawful appropriation thereof, together with such amount as represents the dividend amounts to which R&E, *alternatively* First Wesgold would have become entitled, but for the misappropriation of the 12 574 836 JCI shares in consequence of the dividends declared by JCI in respect thereof, subsequent to the date of their alleged theft.

Claim Seventeen

137. R&E asserts by way of its seventeenth claim against JCI that as at 31 December 2002, it, *alternatively* First Wesgold was the beneficial owner of 28 000 shares in the issued share capital of Western Areas **("the 28 000 Western Areas shares")**.

138. During the period 1 January 2003 to 11 June 2003, R&E alleges that a scheme was devised by the perpetrators which was intended through theft, to deprive R&E, *alternatively* First Wesgold of the 28 000 Western Area shares so that the benefit of such shares or the proceeds derived from any sale thereof might be applied for a purpose other than to benefit R&E, *alternatively* First Wesgold.

139. In consequence of the alleged theft of the 28 000 Western Area shares, R&E *alternatively* through First Wesgold (the latter being a subsidiary company of R&E within the meaning of the Mediation Agreement, thereby rendering JCI liable for the debts of First Wesgold to R&E), has sustained damages.

140. On 19 January 2007, Western Areas shares were converted to Goldfields Limited (**"Goldfields"**) shares in consequence of which conversion, every shareholder holding 100 Western Areas shares received 35 Gold Fields shares in replacement thereof.

141. In consequence of the said conversion, the 28 000 Western Areas shares are currently equivalent to 9 800 Goldfields shares.

142. By virtue of the alleged theft of the 28 000 Western Areas shares, R&E alleges that it has sustained damages as follows:

143. Damages amounting to R1 391 600.00, which amount is based on the highest price at which the 28 000 Western Area shares traded subsequent to their alleged theft bur prior to 31 March 2008, together with such amounts as represent the dividend amounts to which R&E, *alternatively* First Wesgold would have become entitled, but for the alleged misappropriation of the 28 000 Western Area shares; alternatively

143.1 Delivery of the 28 000 Western Area shares to it, together with such amount as represents the dividend amounts to which R&E, *alternatively* First Wesgold would have become entitled, but for

the alleged misappropriation of the 28 000 Western Area shares, in consequence of the dividends declared by JCI in respect thereof subsequent to the date of the alleged theft of the said shares; alternatively

143.2 Such amount as represents the value of the 28 000 Western Area shares as at the date on which JCI is found to be liable together with such amount as represents the dividend amounts to which R&E, *alternatively* First Wesgold would have become entitled, but for the misappropriation of the 28 000 Western Area shares in consequence of the dividends declared by JCI in respect of the 28 000 Western Area shares having been declared subsequent to the date of their alleged theft; alternatively

143.3 An amount of R924 294.21 which amount represents the net proceeds allegedly received by JCI arising from the sale of the 28 000 Western Area shares, together with an amount equivalent to such growth as would have accrued to R&E, *alternatively* First Wesgold on the 28 000 Western Area shares, but for the alleged wrongful and unlawful appropriation thereof, together with such amount as represents the dividend amounts to which R&E, *alternatively* First Wesgold would have become entitled, but for the misappropriation of the 28 000 Western Area shares in consequence of the dividends declared by JCI in respect thereof, subsequent to the date of their alleged theft.

Claim Eighteen

144. By way of its eighteenth claim, R&E alleges that during the period 30 June 2003 to 31 December 2005, pursuant to the conclusion of a series of oral agreements, R&E lent and advanced an amount of R121 198 224.50 to CMMS.

145. R&E alleges further that CMMS was obliged to make payment of interest on such amount at a rate of 1% above the prime rate of interest charged by FirstRand Bank Limited from time to time, compounded daily and capitalised monthly.

146. As at 31 December 2005, R&E contends that CMMS was indebted to it in the amount of R121 198 224.50.

147. By virtue of the loans referred to and the Mediation Agreement, R&E alleges that JCI is liable to make payment to it of R121 198 224.50, together with interest thereon at the rate of 1% above the prime rate of interest charged by FirstRand Bank Limited from time to time, compounded daily and capitalised monthly with effect from 1 January 2006 to date of payment, both days inclusive.

Claim Nineteen

148. In the alternative to claims One to Eighteen (as referred to above) and based on the assumption that R&E does not in respect of claims 1 to 9 and 14 to 17 establish the schemes referred to therein and more particularly, if it is established that the transactions in question were lawful and regular transactions in respect of which R&E, *alternatively* Holdings authorised the sale of their assets for the benefit of JCI and its subsidiary and/or associated companies, then and in this event, R&E, *alternatively* Holdings (where applicable), aver that having regard to the inter-company loan accounts between CMMS and JCI and CMMS and R&E (which R&E asserts CMMS was obliged to maintain), on a proper reconciliation of such loan accounts, R&E claims that CMMS and ultimately JCI, (by virtue of the provisions of the Mediation Agreement), is indebted to R&E in the amount of R1 243 527 309.64. R&E alleges that in addition to the said amount, interest thereon at the rate of 1% above the prime rate of interest charged by FirstRand Bank Limited from time to time, compounded daily and capitalised monthly with effect from 1 April 2007 to date of payment, is payable.

Interest

149. Unless otherwise specified, in addition to the above claims against JCI, R&E claims interest on the various amounts claimed, at the rate of 15.5% per annum.

JCI's Statement of Defence briefly considered

150. On 8 September 2006, JCI delivered its Statement of Defence to R&E's Statement of Claim.

151. JCI disputes that it is indebted to R&E for any amount.

152. JCI denies that the perpetrators constituted the directing and controlling mind and/or will of JCI. In the result, JCI disputes that R&E enjoys the claims which R&E asserts against it.

153. In answering R&E's Statement of Claim, JCI contends, *inter alia*, that:

153.1 Its main business was to carry on and invest in mining and property ventures as a principal;

153.2 Its main object was the investment in mining and property ventures as principal;

153.3 No ancillary powers were excluded;

153.4 To the extent that any of the perpetrators of JCI participated in or performed activities outside of the capacity of the relevant company for which they acted, such perpetrators were not authorised to do so, did not thereby bind such company(ies) nor did they act within the course and scope of their duties and therefore did not bind any of the companies to any consequence arising from their acts;

153.5 Neither it nor any of its subsidiaries and associated companies accepted the benefits arising from the conduct of the perpetrators.

154. JCI asserts that insofar as R&E is able to establish that the perpetrators committed unlawful acts, there is no basis upon which JCI should be held responsible for such unlawful acts given that JCI could not and would not have authorised such acts and in any event did not have the capacity or the plenary powers to do so.

155. JCI maintains that if R&E is ultimately able to impute liability to JCI or any one of its subsidiaries or associated companies, this can only be established on the basis that JCI and such subsidiaries or associated companies, were enriched. JCI however denies that there was any such enrichment and further denies in respect of the quantification of R&E's damages, that it is liable to R&E for damages as alleged.

156. R&E is yet to receive JCI's response to the four new claims which R&E formally introduced into its Statement of Claim in September 2008.

157. In addition to the above, JCI has indicated to R&E, that to the extent that JCI is found to be liable to R&E, it may enjoy claims against R&E on account of value allegedly given by JCI to R&E, arising from the proceeds of R&E's misappropriated assets, as follows:

157.1 An amount of R208 142 593.00 in respect of funding allegedly furnished by CMMS to R&E for the acquisition of certain Western Areas shares (allegedly acquired by R&E); and

157.2 An amount of R50 600.00 in respect of 1.5 million DRD shares.

158. No claims have been formally made by JCI against R&E for the abovementioned amounts, and accordingly it is premature for R&E to consider such alleged claims in the absence of such claims having been formally introduced. If and when formal claims are made by JCI in regard hereto, R&E will consider its position and respond appropriately.

CONCLUSION

159. R&E does not propose to comment on the defences raised by JCI herein, nor are any legal or other opinions asserted by way of this Overview of the R&E claims.

160. The adjudication of the R&E claims is subject to the mediation and/or arbitration referred to in the Mediation Agreement and the factual and legal sustainability of such claims.

SUMMARISED FORENSIC REPORT PREPARED BY JLMC FOR R&E

Introduction

1. The new Board of Directors of R&E who were appointed on 24 August 2005, were concerned inter alia as to the whereabouts of 26 624 962 RRL ordinary shares (calculated on a post split basis), beneficially owned by R&E, alternatively African Strategic Investment (Holdings) Limited (formerly R R(H), its wholly owned subsidiary. Prior to the Board's reconstitution, there had been much speculation in the media and frequent enquiries by shareholders as to whether R&E, alternatively R R(H) still held these shares.
2. The new Board appointed JLMC on 14 October 2005, to conduct an independent forensic investigation into the trade, dealings, affairs and property of R&E. JLMC was initially primarily tasked with investigating the so-called "missing" RRL shares and the Phikoloso Black Economic Empowerment transaction.
3. During the investigation undertaken, numerous other irregularities and alleged frauds involving the disposal of the greater part of R&E's assets were identified and investigated.
4. The forensic investigation indicated that material frauds were perpetrated by, *inter alia*, JCI and one or more of its subsidiaries and associated companies (acting in conjunction with former directors of JCI and/or employees associated either directly or indirectly with it), who misappropriated investments in listed shares belonging to R&E or entities controlled by it, or who caused new shares to be issued for no value and then sold with the proceeds being laundered through a web of special purpose vehicles with trading and bank accounts. Our findings suggest that misappropriated investments were concealed through a combination of improper scrip lending agreements, forged stockbroker confirmations and purported legal agreements.
5. The purpose of this report is to provide shareholders with a summary of findings of the forensic investigation, set out in numerous separate reports, including details of the assets misappropriated by some former directors of JCI acting in concert with JCI and executive officers of JCI, CMMS, a subsidiary of JCI and other related parties.
6. Furthermore, legal counsel has been instructed by the Board of Directors of R&E to formulate claims based on the findings of JLMC.

Summary of Forensic Investigation Findings

Overview

7. Our investigation has revealed that R&E was the victim of substantial frauds and thefts, which frauds and thefts were perpetrated largely by JCI and its subsidiaries and associated companies, by misappropriating a vast array of listed securities beneficially owned by R&E (either directly or indirectly), or alternatively by JCI benefiting from the void issue and allotment of shares in the issued share capital of R&E, by channelling these securities (or the proceeds derived there from), to JCI and its subsidiaries and associated companies, with the aim of providing *inter alia* these entities with amongst other things working capital to fund their ongoing operations, to pay their liabilities, to further their general interests, and to otherwise provide them with sufficient funds to maintain their ongoing financial stability.
8. JCI was represented by a variety of persons formerly employed by it or with which it had a relationship either directly or indirectly, who constituted the directing and controlling mind and will of JCI and one or more of its subsidiaries and associated companies ("the perpetrators"). The perpetrators performed acts which had the effect of benefiting JCI and its subsidiaries and associated companies to the prejudice of R&E either directly or indirectly.
9. Our investigation has further revealed that R&E was largely an investment holding company and that the cash flow required by R&E and its subsidiaries would not have required a significant disposal of its listed securities. The level of resources required to manage its operations was negligible. 93

CLAIM # 1 – Disposal of RRL ordinary shares

General

10. A primary focus of our forensic investigation was to determine the whereabouts of R&E's investment in RRL shares (either held directly or indirectly through R R(H)) or where the proceeds of any sales of such shares had been credited or banked.

11. We were able to trace the sale of all RRL shares between 1 April 2002 and 18 August 2005 by reference to the database records of stockbroker, T-Sec. T-Sec appear to have acted on the instructions of JCI and the perpetrators and in turn gave instructions for the conversion sale of the RRL shares in ADR format. We interrogated the database records of T-Sec and compiled a spreadsheet of all sales of RRL shares by trading account, by year.

12. Many of the allegations and findings of JLMC, particularly with regard to the disposal of the RRL shares and their subsequent disguise by Bookmark, have been borne out by KPMG Services, being JCI's forensic investigators, in a report prepared by them, for purposes of the mediation, dated 8 May 2006. KPMG Services appear on the face of it, to have concluded, *inter alia*, that:

   - "The strategy adopted by the directors and officers of JCI Limited and its subsidiaries required access to significant funding for the execution of such strategy. We noted that JCI had little access to funding and we understand that the group did not enjoy support from financial institutions, save for the event of the Investec UK transaction, which generated funding to JCI of some R209.1 million initially, and an additional R48 million at a later stage. Hence, CMMS performed a treasury function in conjunction with T-Sec, and later with SocGen, essentially borrowing shares in the market and selling same for purposes of raising funds for the JCI Group, essentially hoping on a bear market to reduce the cost of funding, alternatively hoping that the return on assets of JCI would outperform the share market";
   - "We found no evidence indicating that JCI and its subsidiaries, particularly CMMS owned any RRL shares";
   - "RRL shares were traded in the CMMS trading accounts at T-Sec and that the proceeds of the sales of such RRL shares were applied towards CMMS";
   - "Having received the benefit from the sale of the RRL shares, it follows logically that CMMS may have to return the shares to R R(H) in the absence of a contrary agreement";
   - "CMMS benefited from the sale of the RRL shares";
   - "there had been an unauthorised dispossession of the RRL shares of R R(H) and that, upon the sale thereof, the proceeds of such sale were not used in the interest of R&E, but in the interest of CMMS with an intention to conceal such fact"; and
   - "Assuming that the RRL shares sold," which shares were sold for the benefit of JCI and its subsidiaries amounting to 16 686 794 post split shares as set out in the abovementioned report, "had to be returned to R R(H), and assuming a share price of US$17 for RRL shares and a Rand/US$ exchange rate of some R6.38/$1 an amount of R1.81 billion would then have been required to fund the return of the RRL shares."

Background

13. As at 5 October 2001 R R(H), a wholly owned subsidiary of R&E, was the registered shareholder of 13 312 481 (pre-split) RRL ordinary shares.

14. On 16 June 2004 RRL ordinary shares were split on a 2-for-1 basis.

15. RRL is a company incorporated in Jersey (registered number 62686) and is listed both on Nasdaq and the London Stock Exchange.

16. R&E, through its wholly owned subsidiary R R(H), had South African Exchange Control approval to hold these shares in a foreign listed company.

17. Despite the RRL shares being subject to exchange control restrictions, 13 372 467 (pre-split) RRL shares were pledged to ABSA for a debenture financing facility, prior to 5 October 2001. On 28 March 2002, ABSA returned one share certificate comprising 13 312 481 RRL shares to R&E, for splitting of the share certificate 59 986 shares were withheld by ABSA in lieu of a capital raising fee for the debenture facility Subsequent to the transfer secretaries splitting the certificate, 7 360 000 RRL shares were returned to ABSA as ongoing security for a rollover debenture financing facility without the authority of either R&E or R R(H).

18. By 1 April 2002, various trading accounts appear to have been either specifically opened at T-Sec by JCI and the perpetrators for purposes of disguising the sale of RRL shares, or where such trading accounts already existed in the names of entities or individuals which on the face of it appear to have had no connection to JCI, such trading accounts were also used for purposes of disguising the sale of RRL shares and later other listed securities for *inter alia* the benefit of JCI and others. These trading accounts included, amongst others, Alibiprops, New Heights, Paradigm Shift, Wolwekloof Carry, R B Kebble Carry, Consolidated Investments (Proprietary) Limited – Account No. 648410 ("CMMS trading account") and CMMS Demat.

Reconciliation of RRL shares held and the disposal thereof

19. A reconciliation of RRL shares held from 5 October 2001 to 19 January 2006 and an analysis of the proceeds resulting from the sale of such shares, has been prepared.

Shares sold in 2002

20. On 3 April 2002 share certificate 746 representing 13 312 481 (pre-split) shares was split by Computershare Investor Services (CI) into seven new certificates as follows:

	Number of shares
1 new certificate (899) of (returned to ABSA Bank Ltd)	7 360 000
5 new certificates (900/1/2/3/4 of 1 million shares each)	5 000 000
1 new certificate (905) of	952 481
Original certificate (746)	13 312 481

21. The 952 481 RRL shares (certificate 905) were subsequently split into 800 000 and 152 481 shares, respectively. The 800 000 shares were sold on 5 April 2002, with net proceeds of R54 115 233 being credited to a trading account in the name of New Heights, in the records of T-Sec. The monies derived from this sale of 800 000 RRL shares appear to have been transferred on the instructions of JCI in conjunction with the perpetrators, to a Mallinicks trust account on 16 April 2002. We found no resolution from the Board of R R(H) authorising such sale.

22. The balance of 152 481 RRL shares were sold, with the transaction being recorded in a trading account in the name of Wolwekloof Carry in the records of T-Sec. The mandate holder of this trading account was RAR Kebble. These shares were sold for R10 211 008 and the monies derived from this unauthorised sale of 152 481 RRL shares were transferred to a bank account styled "RAR Kebble – ABSA Private Bank" – an account with a R16 million overdraft facility which had been drawn down, at RAR Kebble's instruction, with the proceeds being used by CMMS.

23. The sale of 952 481 RRL shares was not recorded in the investment register of R&E in 2002. To conceal the fact that the shares had been sold without authority and without credit to R&E, these shares became the subject of a scrip loan between R&E (lender) and Kemonshey, a Gibraltan registered company, the directors of whom were Stratton and Buitendag.

Shares sold in 2003

24. In the calendar year 2003, 575 000 RRL shares on a pre-split basis (1 150 000 shares on a post split basis) were sold through BJM on the Nasdaq on the instructions of instructing broker T-Sec (T-Sec appearing in turn to have received instructions from JCI and the perpetrators) for R92 595 106, with the proceeds credited to a trading account in the name of CMMS in the records of T-Sec, which trading account was used by CMMS for purposes of trading in listed shares on behalf of CMMS. These shares were sold in seven individual transactions between 25 September 2003 and 20 October 2003. No entries were made in the books of either R&E or R R(H) until 30 November 2003. On that date R79 834 606 was debited to a general ledger account styled "loan asset – CMMS (RRL Shares)" and subsequently transferred on 31 December 2003 to a general ledger account styled "Loan asset – Masupatsela" and the balance of R12 760 000 was debited directly to a general ledger account styled "Loan asset – Masupatsela". This general ledger account was by design used to disguise related party transactions with CMMS and was even supported by a purported loan agreement between R&E and Masupatsela, this company having entered into a back to back agreement with CMMS. 95

25. A further 325 000 RRL shares on a pre-split basis (650 000 shares on a post split basis) were sold through BJM on the Nasdaq, on the instructions of instructing broker T-Sec (who in turn appears to have received instructions from JCI and the perpetrators), in eight individual transactions between 14 November 2003 and 6 December 2003, with the proceeds being credited to a trading account in the name of Alibiprops in the records of T-Sec. The net proceeds of R55 060 350 were deposited directly into Kebble's personal bank account (R40 960 350) and into Tuscan Mood's bank account (R14 100 000). No credit for these unauthorised sales was given to R&E.

Shares sold in 2004

26. During the calendar year 2004, 4 090 000 RRL shares on a combined pre and post split basis (6 810 000 shares on a post split basis) were sold through BJM on the Nasdaq on the instructions of instructing broker T-Sec, (following instructions which they appear to have received from JCI and the perpetrators), through four trading accounts in the name of R B Kebble Carry, CMMS, CMMS Demat and Alibiprops in the records of T-Sec. The CMMS Demat trading account (account number 660415) at T-Sec was also used for purposes of trading in listed shares on behalf of CMMS.

27. 75 000 RRL shares on a pre split basis (150 000 shares on a post split basis) were sold on the Nasdaq in two individual transactions on 26 and 27 February 2004, with the net proceeds of R9 425 400 credited to the R B Kebble Carry trading account in the records of T-Sec. The proceeds of these sales were credited to various bank accounts with some of the proceeds credited to the JCI Share Incentive Scheme trading account in the records of T-Sec.

28. 2 800 000 RRL shares on a combined pre- and post split basis (4 350 000 shares on a post split basis) were sold in 18 individual transactions on the Nasdaq between 6 April 2004 and 25 June 2004, with the net proceeds of R259 108 924 credited to the CMMS trading account in the records of T-Sec. Of these share sales, the proceeds from the sale of only 1 500 000 RRL shares on a pre-split basis (3 000 000 shares on a post split basis), being R186 171 496, was debited to a general ledger account styled "Loan asset – Masupatsela", being in substance the inter-company loan account between R&E and CMMS. The balance of the shares sold being 1 350 000 shares, (after the two for one share split) were never debited to R&E's loan account against CMMS. This represented 1 300 000 RRL shares (on a pre-split basis) sold for R72 937 428, being the net proceeds.

29. 31 000 RRL shares on a pre-split basis (62 000 shares on a post split basis) were sold in an individual transaction on 12 February 2004 with the net proceeds of R4 608 150 being credited to a trading account in the name of CMMS Demat in the records of T-Sec. These proceeds were transferred to CMMS and were debited to a general ledger account styled, "Loan asset – Masupatsela", being in substance the inter-company loan account between R&E and CMMS.

30. A further 1 184 000 RRL shares on a combined pre- and post split basis (2 248 000 shares on a post split basis) were sold in 22 individual transactions with the net proceeds of R154 692 754 credited to a trading account in the name of Alibiprops in the records of T-Sec. These proceeds were transferred to various bank accounts with Kebble being the beneficiary of R7 800 000, Tuscan Mood the beneficiary of R22 783 392, CMMS and a related entity of CMMS being the beneficiary of R101 497 425, Lunda Sul (an R B Kebble controlled bank account) was the beneficiary of R1 124 687 and the Western Areas trading account was the beneficiary of R21 505 250.

Shares sold in 2005

31. Between 30 December 2004 and 18 August 2005, 3 750 000 RRL ordinary shares (on a post split basis) were sold through BJM on the Nasdaq on the instructions of instructing broker T-Sec (T-Sec apparently having in turn received instructions from JCI and the perpetrators), yielding net proceeds of R311 726 397. These proceeds were credited to the CMMS trading account at T-Sec without a corresponding credit to R&E in its inter-company account with CMMS.

Bookmark and the R R(H) SLA

32. On 6 February 2004, R R(H) represented by Buitendag and Bookmark represented by S. Rasethaba, purportedly concluded an SLA in terms of which R R(H) purportedly loaned 10 million RRL shares (on a post split basis) to Bookmark.

33. An SLA was also entered into between JCI and Bookmark, to allow Bookmark to provide R R(H) with security cover for the above SLA.

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34. The above SLA's do not appear to have been authentic and appear to have been part of the mechanisms used to conceal unauthorised sales, lending and misappropriations of RRL shares. This transaction resulted in the incorrect reporting of listed investments in RRL (9.9 million shares with a fair value of R666.1 million) as at 31 December 2003.

Conclusion

35. A claim has been formulated against JCI for the alleged theft of 14 264 962 RRL shares (on a post split basis), less 1 904 962 RRL shares on a post split basis (952 481 pre-split) used by BNC/Investage, (the subject of a separate claim #3 – refer paragraph 59), using the highest Rand price per share between 5 April 2002 and the date of this claim. On this basis, the total claim being 12 360 000 shares at R159.23 per share, which claim amounts to R1 968 082 800 has been formulated (claim # 1);

36. Alternatively, JCI may be liable for the delivery of 12 360 000 RRL shares to R&E, alternatively payment of such amount as represents the value of the said 12 360 000 RRL shares on the date on which JCI is found to be liable to R&E;

37. Alternatively, JCI may be liable for damages resulting from the alleged theft of the proceeds resulting from the sale of the 12 360 000 RRL shares amounting to R887 217 084;

38. Alternatively, JCI may be liable for damages having received proceeds arising from the sale of the RRL shares in the amount of R796 966 825.

39. This claim is of equal application against the perpetrators as reflected in the Overview of Claims, being Annexure 2.

40. A review of a report released by KPMG Services, the forensic accountants of JCI, for purposes of the mediation dated 8 May 2006, appears to have materially corroborated the.above findings with reference to the RRL shares.

CLAIMS # 2 and 3 – Theft of 3 000 000 Durban Roodepoort Deep, Limited ("DRD") shares and 952 481 RRL shares (on a pre-split basis)

41. In April 2002, the then directors of Consolidated African Mines Limited ("CAM"), the forerunner to JCI, and of JCI Gold, announced CAM's intention to propose a scheme of arrangement between JCI Gold and its shareholders, other than CAM. In terms hereof JCI Gold would become a wholly owned subsidiary of CAM. It was also proposed that on implementation of the scheme, the listing of JCI Gold shares on the JSE would be terminated.

42. In terms of the scheme, CAM would acquire all of the scheme shares in return for which participants would receive:

- a scheme consideration of 7 new CAM shares issued at R0.45 each, R4.00 in cash; and
- 4 CAM debentures of R1.25 each for every one JCI Gold share.

43. Scheme participants were given the option of electing the share alternative, being 9 new CAM shares issued at R0.45 each and credited as fully paid, instead of the cash component.

44. The cash element of the funding required to enable CAM to acquire the minority interest in JCI Gold amounted to R155 million. In terms of the scheme, BNC and Investage undertook to lend CAM R155 million in order for CAM to meet its scheme obligations to minority shareholders. The scheme of arrangement was duly approved and an announcement to that effect was made on 27 June 2002. On 8 July 2002, CAM changed its name to JCI. BNC, Investage and JCI were not in a financial position to legitimately raise the said sum of R155 million, either in whole or in part, whether by way of non-related party borrowings or otherwise.

45. In a circular to JCI shareholders dated 19 August 2002, shareholders were advised of a renounceable rights offer by JCI of 344 488 942 new ordinary shares of 1 cent each at an issue price of 45 cents per ordinary share in the ratio of 24, 5 new ordinary shares for every 100 ordinary shares held in JCI at the close of business on 16 August 2002.

46. The purpose of the rights offer was communicated as follows:

"The proceeds of the rights offer will be used to repay the underwriting loans made by BNC and Investage to JCI amounting to R155 million in order to facilitate the implementation of the scheme of arrangement between JCI Gold and its shareholders. The lenders BNC and Investage have agreed to underwrite the rights offer and shall subscribe to all of the rights offer shares not taken up by the JCI 97

shareholders. The lenders' obligations to pay the subscription price in respect of the underwriters' shares shall be set-off against JCI's obligation to repay the underwriting loans."

47. The "underwriting lenders", BNC and Investage were private companies under the control of The Kebble family (RAR and R B Kebble) and of Cornwall respectively, all of whom were directors of JCI/CAM at the date of the abovementioned scheme of arrangement and rights offer.

48. At the time BNC committed itself as an "underwriting lender" in terms of the said scheme and rights offer, it was in default in respect of an obligation to redeem certain variable rate redeemable preference shares issued to SocGen, which had been entered into between BNC and SocGen in an amount of R125 million subscribed for on 26 May 1997, redeemable on 30 May 2001. The default capital obligation at that date was in respect of 46 593 unredeemed preference shares, the liability for which was approximately R46.6 million.

49. The directors of BNC and Investage, acting in concert with the directors of JCI, "raised" funds of R155 million to meet their "underwriting loan" commitments, being R85 million and R70 million, respectively, by misappropriating 3 000 000 DRD shares and 952 481 RRL shares, both of which were the property of R&E.

50. On 3 March 2000, CAM ostensibly "borrowed" 3 000 000 DRD shares from R&E, First Wesgold and Bentonite, being two wholly owned subsidiaries of R&E.

51. Our investigation has revealed that the missing 3 000 000 DRD shares as at 3 March 2000 may in all likelihood have been concealed as at 31 December 2000 by the use of an alleged false SLA dated 3 March 2000, entered into between R&E (as lender) and an Australian registered private company, Notable, however this agreement appears to have been backdated. The legal and beneficial owners of the shares in the issued share capital of Notable were Stratton and Buitendag, both directors of CAM.

52. The backdating of this alleged false SLA is further corroborated by the fact that prior to, but by no later than 13 November 2001, various parties and R&E signed a settlement deed whereby Notable, on behalf of CAM, was required to return 3 000 000 DRD shares to R&E, which shares were held on behalf of Notable by SGS.

53. On 10 December 2001, Mrs F Markides – secretary to RAR Kebble – took delivery of 3 000 000 DRD shares (in certificated form – certificate number 27786) from SocGen via SGS. These shares were registered in the name of Goudstad Nominees (SocGen's nominee company) and appear to have been dematerialised by at least 27 November 2001, according to Ultra Registrars. The CSD dematerialised control account had 3 077 173 DRD shares in it as at that date. We can only construct that 3 000 000 DRD shares were re-materialised into certificate 27786 and delivered to RAR Kebble on 10 December 2001, with 77 156 DRD shares having to be rematerialised and delivered to DRD in terms of the abovementioned settlement deed.

54. On 11 February 2002 this share certificate was delivered to T-Sec and placed in a trading account in the name of P B Bawden (P B Beale). Between 10 December 2001 and 11 February 2002 these shares must have remained in the custody of RAR Kebble and/or R&E.

55. It is instructive that on delivery of the 3 000 000 DRD shares to RAR Kebble, SocGen referred to its client as "SGJ Acc client RA Kebble". We interpret this as although the shares were registered in Goudstad Nominees, SocGen considered the beneficial owner to be RAR Kebble. RAR Kebble has confirmed to us that he was never the beneficial owner of 3 000 000 DRD shares.

56. Between 8 February 2002 and 25 February 2002, 3 000 000 DRD shares belonging to R&E were sold through the P B Bawden, New Heights and Hothouse Investments Limited trading accounts held at T-Sec and through The Chardonnay Trust trading account held at Rice Rinaldi Securities. The proceeds of these shares, being approximately R90 million, appear to have been channelled through a "myriad" of bank accounts held at Brait Merchant Bank, ABSA and Standard Bank and various trust accounts held at Bowman Gilfillan and Mallinicks and ultimately found their way into two term deposit accounts at Corpcapital Bank in the name of BNC and Investage.

57. In the meantime, however, approximately R28 million of the above proceeds were transferred to an 'escrow' account held by Frankel Consulting on 18 February 2002, pending the purchase of 22 622 variable rate redeemable preference shares in terms of a put option exercised by SocGen against Kebble. The default capital obligation in February 2002 was in respect of 46 593 unredeemed preference shares, the liability for which was approximately R46.6 million. On 12 April 2002, Frankel Consulting paid the sum of approximately R28 million to SocGen in terms of the put option against Kebble.

58. Further amounts of R25 million and approximately R1.8 million (net) cash from JCI, were demanded by BNC in repayment of its short term advances to CAM and JCI Gold to restore the balance of term deposits available for the underwriting loan funding. These monies were not used for underwriting loan purposes but were rather used to redeem a tranche of BNC's preference shares held by SocGen. A further R25 million loan was sourced by BNC/RAR Kebble from a third party, which loan was subsequently repaid by way of 55.6 million JCI shares originally acquired by BNC in terms of the JCI renounceable rights offer in August 2002.

59. 952 481 RRL shares (on a pre-split basis) were disposed of as follows:
   - 800 000 RRL shares were sold through the New Heights trading account at T-Sec, deriving proceeds of approximately R54.1 million which proceeds were then ultimately deposited into Corpcapital Bank term deposit account in the name of Investage; and
   - 152 481 RRL shares were sold through the Wolwekloof Carry trading account at T-Sec realising approximately R10.2 million which proceeds were then used to partially repay an overdraft account in the name of RAR Kebble, opened on behalf of CMMS.

60. On 15 July 2002, the proceeds from these misappropriated DRD and RRL shares, together with interest which had accrued in respect of these proceeds, and which had amounted to approximately R155 million, was transferred by BNC and Investage to a JCI Gold scheme bank account. Loan agreements were entered into between CAM and Investage and BNC for R70 million and R85 million, respectively. The proceeds from these loan accounts were to be used by CAM to distribute to scheme participants the cash component in terms of the JCI Gold scheme of arrangement.

61. On 19 August 2002, shareholders were advised of a renounceable rights offer by JCI, the reason for the rights offer being, *inter alia*, to raise sufficient cash to repay BNC and Investage in respect of the loans advanced. Due to the high price at which the rights offer had been underwritten, the underwriters being BNC and Investage, took up the majority of the shares issued and in settlement of the 'underwriting loans', Investage and BNC received approximately 155.4 million and 188.8 million JCI shares, respectively, – being approximately 1 share at 45 cents for every R1.00 lent.

62. On 25 September 2002, Cornwall – whilst a director of JCI – pledged Investage's 155.4 million JCI shares to Nedbank to secure increased personal overdraft facilities. Nedbank duly took possession of the said JCI shares, and appears to have transferred such shares into the name of its nominee company.

63. Acting on Investage's instructions, Nedbank commenced selling the JCI shares and by 30 January 2003, the bank had sold 75.2 million of the 155.4 million pledged JCI shares.

64. On 15 July 2003 a further 40.2 million JCI shares were sold by Nedbank, leaving a balance of 40 million JCI shares as at 30 September 2003.

65. On 4 December 2003 Investage passed a resolution authorising Nedbank to sell as many of the JCI shares pledged as security for the obligations of Cornwall and his property company, Silver Terrace Investments (Proprietary) Limited, as necessary in order to raise R30 million. The R30 million raised from the proceeds of the sale was to be apportioned as to R13 million and R17 million in reduction of Cornwall's personal debt and his property company's debt respectively. By 23 January 2004 all the JCI shares had been sold, the total proceeds of which were R101 million.

66. BNC, having raised long-term redeemable preference share debt in May 1997 of R125 million and short-term debt of R30.5 million from SocGen and SBC Warburg, both international banks, entered into a secured financing agreement with Hawkhurst, to refinance itself during 1999. At the time of entering into this agreement, Hawkhurst took a pledge of BNC's investment in JCI shares and JCI options which amounted to 79.8 million JCI shares and 35.6 million JCI options. BNC subsequently defaulted on repaying this debt and the offshore lenders appear to have perfected their security, being the original 79.8 million JCI shares, the JCI options and a further 132.4 million JCI shares that were transferred into their funds name. The 132.4 million JCI shares originated from the 188.8 million JCI shares received by BNC in settlement of their 'underwriting loan'.

67. Of the 188.8 million JCI shares received by BNC:
   - 132.4 million shares were transferred to the offshore lenders as a result of a pledge of shares and options agreement entered into with BNC;
   - 55.6 million shares were used to settle the loan of R25 million; and
   - 310 000 JCI shares were transferred into the Western Areas Share Incentive Trust trading account held at T-Sec.

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68. BNC reduced/redeemed its R125 million redeemable preference share debt between May 1997 and December 2003 as follows: R28 million was raised by way of a preference share issue by MK Enterprises to SocGen and used to redeem 28 000 preference shares issued by BNC to SocGen; R30.4 million was sourced from Hawkhurst and applied in redemption of 30 407 shares in June 1999; 20 000 shares were purchased for R20 million, which was sourced from the alleged theft and sale of inter alia 2 788 000 DRD shares (claim # 7), held by entities within the R&E Group, for R31 million between 15 September 1999 and 5 October 1999, and applied in part reduction of the debt on 5 October 1999; 22 622 shares were purchased from SocGen for R22.6 million, which was sourced from the alleged theft and sale of 3 000 000 DRD shares, held by R&E, for R89 643 550 between 8 February 2002 and 1 March 2002 and applied in part reduction of the debt on 15 April 2002; R20 million was sourced from the alleged theft of a portion of the proceeds from the first tranche of R61.66 million paid by Investec Bank UK Ltd to T-Sec on the instructions of JCI (claim # 9), and was applied in redemption of 23 971 shares that T-Sec had purchased from SocGen in reduction of the debt on 31 December 2003.

The SLA's with Kemonshey and Notable

69. Two SLAs with several addenda to each, were entered into between R&E (and sometimes R R(H)) with Gibraltar-registered Kemonshey and with Australian-registered Notable.

70. The SLAs were both signed by Stratton, who claimed to be acting as agent for both Cornwall on the Kemonshey SLA and for Kebble on the Notable SLA. RAR Kebble signed for both R&E and R R(H).

71. The Kemonshey SLA was the mechanism used to conceal the misappropriation of 952 481 RRL shares in 2002 (claim # 3) and the Notable SLA to conceal the misappropriation of 3 000 000 DRD shares in 2000 (refer claim # 2).

72. In terms of relevant International Accounting Standards, shares lent in terms of SLAs, where the economic benefits and rights remain vested in the lender, are not derecognised as assets of the lender. Accordingly, the misappropriated shares used to fund BNC's and Investage's 'underwriting loan' commitments, as described in 71 above, were lent without the necessity for derecognition as assets in the books and records of R&E.

73. Subsequent to the concealment of the misappropriated listed investments by using SLAs, the settlement shares were varied by way of addenda to the SLAs, being:
    - 3.3 million WAL shares instead of 952 481 RRL shares; and
    - 660 000 WAL shares plus cash of R27 million instead of the 3 000 000 DRD shares.

74. These varied settlement shares and cash were never delivered nor paid and were fictitious and yet were brought to account as listed investments and an unimpaired loan receivable, replacing the misappropriated shares in the books and records of R&E in 2003 and 2004. These fictitious assets were finally derecognised as at 31 December 2005.

Conclusion

75. Evidence suggests that by at least the end of 2000 and 2002, 3 000 000 DRD listed shares, and 1 600 000 RRL shares (on a post split basis), respectively, being the property of R&E, were allegedly misappropriated, the proceeds of which were ultimately channelled into funding the underwriting loans made by BNC and Investage to buy out the minorities in JCI Gold, in terms of a scheme of arrangement. In June 2002 the proceeds from the sale of 304 962 RRL shares (on a post split basis), registered in the name of Durlacher Ltd Nominees, were credited to a trading account in the name of Wolwekloof Carry, a trading account under the control of RAR Kebble, held at T-Sec, and then transferred to a bank account at ABSA Private Bank in the name of RAR Kebble (t/a account 16). This account had been drawn down by CMMS to the extent of R16 million, at RAR Kebble's instruction.

76. Damages resulting from the alleged theft of the 3 000 000 DRD shares amounting to R169 500 000 and the 1 904 962 RRL shares amounting to R303 327 099 which amount represents the highest value of DRD and RRL shares subsequent to their alleged theft, have been formulated against JCI;

77. Alternatively, JCI and the perpetrators may be liable to return 3 000 000 DRD and 1 904 962 RRL shares to R&E, alternatively payment of such amount as represents the value of the said 3 000 000 DRD and 1 904 962 RRL shares on the date on which JCI is found to be liable to R&E;

78. Alternatively, JCI and the perpetrators may be liable for damages resulting from the alleged theft of the proceeds resulting from the sale of the 3 000 000 DRD and 1 904 962 RRL shares amounting to R89 643 550 and R64 326 241, respectively;

79. Alternatively, JCI may be liable for the payment resulting from the receipt by it of the proceeds deriving from the sale of the 3 000 000 DRD and 1 904 962 RRL shares in an amount of R89 643 550 and R64 326 241, respectively.

80. This claim is of equal application against the perpetrators as reflected in the overview of claims report being Annexure 2.

CLAIMS # 4 & 6 – The Aflease Share Claims

81. R&E had in February 2004 concluded certain agreements with Aflease in terms of which R&E would provide funding to Aflease by subscribing for 24 million ordinary shares in Aflease for a consideration of R82.4 million and underwriting a R100 million Aflease rights offer.

82. These funding agreements were renegotiated into a Share Swap agreement and an R&E loan facility of R50 million.

83. In terms of the Share Swap, Aflease acquired 9 400 000 R&E shares and R&E through its wholly owned subsidiary, First Wesgold, acquired 94 000 000 Aflease shares. The Share Swap was valued at approximately R125 million.

84. First Wesgold acquired the Aflease Swap Shares in September 2004. These shares were immediately placed into the CMMS trading account at T-Sec. We could find no evidence that R&E or First Wesgold authorised the placing of these shares in this trading account.

85. From a reconstruction of the First Wesgold investment schedules as they pertain to investments in Aflease shares and from an internal analysis of the R&E Group holdings in Aflease shares it is evident that 93 000 000 Aflease shares were placed into First Wesgold's investment register in September 2004. The difference between the swap shares and the number of shares placed in the investment register of 1 000 000 shares represents a 'commission' paid, we understand, to Nexus Securities. 94 000 000 shares were without the authority of First Wesgold placed in CMMS's trading account and co-mingled with other Aflease shares belonging to R&E and CMMS.

86. Treating the sale of the shares on a FIFO basis the movement of the Aflease shares in the CMMS trading account would have been as follows:

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Analysis of shares beneficially owned by CMMS, R&E & First Wesgold placed in the CMMS trading account	# of Aflease shares				
	CMMS	Alibiprops	SA Stockbrokers	First Wesgold	R&E
Shares on hand – 1 July 2003					**8 100 000**
– per T-Sec CMMS trading account (# 648 410)	1 837 661				
– per T-Sec Demat trading account (# 660 415	600 000				
Shares on hand – 31/03/2004	**2 437 661**	**–**	**–**	**–**	**8 100 000**
Shares sold in September 2004	(2 437 661)				(2 812 120)
Shares issued in October 2004				94 000 000	
Shares transferred to Alibiprops trading account in October 2004		2 000 000			(2 000 000)
Shares sold in October 2004				(501 227)	(3 287 880)
Shares sold in November 2004		(2 000 000)		(6 669 560)	
Transfer to Imara SP Reid – December 2004 as commission				(500 000)	
Shares delivered to SA Stockbrokers December 2004			2 500 000	(2 500 000)	
Shares returned from SA Stockbrokers December 2004			(1 692 286)	1 692 286	
Shares transferred to Alibiprops in December 2004		1 692 286		(1 692 286)	
Shares sold in December 2004		(854 400)	(807 714)	(30 779 771)	
Shares on hand – 31/12/2004	**–**	**837 886**	**–**	**53 049 442**	**–**
Shares purchased in January 2005				10 000	
Shares transferred to Alibiprops trading account– January 2005		99 614		(99 614)	
Shares purchased in February 2005				311 691	
Shares placed with Investec in terms of the Option Agreement in February 2005				(8 000 000)	
Shares purchased in March 2005				69 900	
Shares sold in January 2005		(937 500)		(44 566 419)	
Shares sold in February 2005				(915 000)	
Shares sold "short" – at 31/03/2005	**–**	**–**	**–**	**(140 000)**	**–**
Shares purchased in April 2005				140 000	
Shares purchased in May 2005				500 000	
Shares transferred to Nexus Securities 1 June 2005 as commission				(500 000)	
Shares on hand – 31/12/2005	**–**	**–**	**–**	**–**	**–**

Conclusion

The 8 100 000 Aflease shares

87. On 1 July 2003 R&E acquired 8 100 000 Aflease shares from Kabusha, the sale proceeds of which were to be applied by Kabusha in settlement of its commitment to pay the first tranche of R40 million to Benoryn in respect of the purchase of 23 000 000 Aflease shares. These shares were transferred to the CMMS trading account at T-Sec on the instruction of JCI, culminating in a claim against CMMS for having lost control or alternatively benefiting from the proceeds of these shares. Using the highest Rand price for SXR (formerly Aflease) shares at a conversion rate of 0.18 SXR share for every one Aflease share, subsequent to their alleged theft, a claim has been formulated against JCI for R95 499 000 (claim # 4);

88. Alternatively, delivery of 8 100 000 Aflease shares or their current SXR equivalent, alternatively payment of such amount as represents the value of the said 8 100 000 Aflease shares or their current equivalent, on the date on which JCI is found to be liable to R&E;

102

89. Alternatively, damages resulting from the alleged theft of the proceeds deriving from the sale of the 8 100 000 Aflease shares or their current equivalent, amounting to R15 108 104;

90. Alternatively, damages resulting from the receipt by JCI of the proceeds deriving from the sale of the 8 100 000 Aflease shares or their current equivalent, in an amount of R11 292 342.

The 94 000 000 Aflease shares

91. In October 2004, R&E entered into a share swap agreement with Aflease wherein 9 400 000 R&E shares were swapped for 94 000 000 Aflease shares. The Aflease shares were placed in the CMMS trading account and recorded in the investment ledger of First Wesgold, a wholly owned subsidiary of R&E. A claim has been formulated against JCI for the alleged theft of 94 000 000 Aflease shares based on the highest Rand price for SXR (formerly Aflease) shares at a conversion rate of 0.18 SXR share for every one Aflease share, being a claim of R1 108 260 300 (claim # 6);

92. Alternatively, delivery of 94 000 000 Aflease shares or their current SXR equivalent, alternatively payment of such amount as represents the value of the said 94 000 000 Aflease shares or their current equivalent, on the date on which JCI is found to be liable to R&E;

93. Alternatively, damages resulting from the theft of the proceeds deriving from the sale of the 94 000 000 Aflease shares or their current equivalent, amounting to R165 083 164;

94. Alternatively, damages resulting from the receipt by JCI of the proceeds deriving from the sale of the 94 000 000 Aflease shares or their current equivalent, in an amount of R144 711 877.

CLAIM # 7 – Theft of 2 000 000 DRD Ordinary Shares

95. A scrutiny of DRD's share register reflects that R&E was the registered owner of 6 689 327 ordinary shares on 12 September 1998. According to the share register this is the highest number of shares held by R&E.

96. By 31 December 1998 the shareholding had declined to 2 709 842 ordinary shares. At 31 December 1999 the investment register in the books and records of R&E reflected a shareholding of 4 971 110 ordinary shares, which together with 1 447 433 ordinary shares in the name of its wholly owned subsidiary, First Wesgold, totalled 6 418 543 shares against 3 238 493 in the share register for both R&E and First Wesgold, being an overstatement of 3 180 050 shares.

97. During the period, 10 September 1999 to 1 October 1999, 2 788 000 DRD shares, belonging to R&E, First Wesgold and Bentonite were transferred to the CMMS trading account (Account No. 211615 at EW Balderson) being the predecessor account, to the CMMS trading account at T-Sec, for no value and without any authority from the Board of R&E. At this time, neither CMMS, nor any of the companies in the JCI Group held any DRD shares. These shares were disposed of, realising proceeds of R31 029 671. Of these proceeds, R20 543 952 was paid to SocGen, a preference shareholder in BNC. On 18 March 1999, RAR Kebble and R B Kebble, signed a letter of undertaking, whereby they undertook to 'purchase' 20 000 of the variable rate redeemable preference shares, issued to SocGen by BNC, by no later than 30 September 1999 for R20 000 000. It would appear that this payment of R20 543 952 was made in settlement of the above obligation.

98. During the 2000 calendar year, 788 000 DRD shares were returned by CMMS to the First Wesgold trading account, where these shares were subsequently disposed of.

99. By 31 December 2000 R&E had no DRD shares and First Wesgold had 4 169 DRD shares per the share register. By contrast, the audited group financial statements reflected a shareholding of some 5 000 000 ordinary shares with a market value of R25 000 000.

100. On 29 May 2002, CAM, addressed a letter to the directors of R&E, presumably for audit purposes, confirming that CAM was holding 2 000 000 DRD shares on behalf of R&E as at 31 December 2001.

101. According to the share register, R&E held no shares and FWG held 4169 shares as at 31 December 2001 and 2000. CAM went on to confirm that 1 500 000 shares were released and returned to R&E on 15 March 2002.

102. On 15 March 2002, 1 500 000 DRD shares were ostensibly recorded as having been sold by R&E for R42 576 771 through T-Sec. This sale, however, did not take place but was merely a mechanism used to remove 1 500 000 DRD shares from the investment register of R&E. The fictitious brokers note used

to remove the shares from the books and records of R&E, was compiled by Poole. The JSE surveillance unit has further confirmed that no such trade of 1 500 000 DRD shares took place on the JSE on 15 March 2002.

103. The purpose of recording the fictitious sale of 1 500 000 DRD shares appear on available evidence to have been twofold:

- It was designed to firstly remove 1 500 000 DRD shares from the investment register and books and records of R&E, which shares had already been sold by no later than September 1999;
- It was designed to record the fact that the first payment in respect of the ABSA debenture facility, being a composite amount of R39 180 000, had been paid on 28 March 2002, when in fact this payment had been made directly by CMMS to ABSA.

104. The fact that CMMS was a party to this disguise by making such payment and ultimately not reflecting it as an amount owing by R&E, seems to be evidence that it conspired to disguise the fact that R&E's DRD shares were allegedly stolen by JCI on or before 15 March 2002.

105. Further evidence that JCI was a party to this disguise is supported by a purported confirmation from Tradek which appears to have been forged dated 5 June 2002 where CAM "confirmed" that the CAM trading account held 500 000 DRD shares as at 5 June 2002 and that the aforementioned shares were unencumbered.

106. Subsequent to the 2001 year end of R&E, various directors of JCI, all acting in concert with each other, and in concert with JCI, used a number of disguises to obviate the need to remove the ostensible 500 000 DRD shares still unaccounted for from R&E's records.

107. On 3 December 2004, Buitendag, ostensibly on behalf of R&E entered into a share swap agreement with Slipknot Investments 203 (Proprietary) Limited whereby R&E swapped 500 000 DRD shares in return for 14 000 000 JCI shares. This purported share swap was designed to eliminate the remaining "unaccounted" for 500 000 DRD shares, replacing them with 14 000 000 JCI shares which could be explained notwithstanding that no external audit was completed for the 2004 financial year-end.

108. These JCI shares were never received by R&E and have been derecognised as a listed investment.

Conclusion

109. R&E alleges that JCI in conjunction with the perpetrators, devised a scheme, which scheme resulted in JCI and one or more of the perpetrators, gaining control of the 2 000 000 DRD shares rendering JCI liable for damages resulting from the theft of the DRD shares amounting to R113 000 000, which amount represents the highest value of the 2 000 000 DRD shares subsequent to their theft;

110. Alternatively, JCI may be liable for the delivery of 2 000 000 DRD shares to R&E, alternatively payment of such amount as represents the value of the 2 000 000 DRD shares on the date on which JCI is found to be liable to R&E.

CLAIM # 8 – Theft of 40 million Simmer & Jack Mines, Limited ordinary shares

111. In late 2004 Simmers contemplated a rights issue. In the circular to shareholders dated 20 June 2005, the directors of Simmers asserted that JCI, through the holdings of its subsidiary and associated companies, held 77.6% of the issued share capital of Simmers.

112. This holding was made up as follows:

Shareholder	Number of shares (000's)	Percentage
CMMS	85 118	37.8
Continental Goldfields	40 000	17.8
Consolidated Mining Corporation	9 423	4.2
R&E	40 000	17.8
Total	**174 541**	**77.6**

113. The rights offer contemplated raising 516 241 685 new ordinary shares for R129 million, with cash raised of approximately R59 million.

114. The cash component, for which either cash or guarantees had to be in place, before the JSE would sanction the rights offer, was raised as follows:

Source	Number of shares	R'm
From Top-Gold AGmvK sale	116 000 000	29.0
Loan/Sale from JCI	100 000 000	25.0
From management consortium	20 000 000	5.0
Total	**236 000 000**	**59.0**

115. JCI in turn was to raise the R25 million it had committed to Simmers to facilitate the rights offer by obtaining a "loan" from Top-Gold of R25 million, secured by 100 000 000 Simmers shares.

116. It is not clear whether JCI lent the 100 000 000 Simmers shares to Top-Gold under a SLA or whether JCI actually sold the 100 000 000 shares to Top-Gold for R25 000 000.

117. What is of relevance though is that JCI did not have 100 000 000 shares to lend nor sell, as it had pledged its shares to secure financing from Sasfin.

118. The 100 000 000 shares which were transferred to Top Gold in December 2004 in terms of a "bookover" transaction executed through T-Sec, were sourced (in rounded numbers) from:

Shareholder	Number of shares	Value R
Continental Goldfields	40 000 000	10 000 000
R&E	40 000 000	10 000 000
Consolidated Mining Corp	9 000 000	2 250 000
Orlyfunt Holdings	11 000 000	2 750 000
Total	**100 000 000**	**25 000 000**

119. There is no evidence that R&E agreed to its investment in Simmers being either sold or lent to Top-Gold or JCI respectively, in order to facilitate JCI raising R25 million to meet its loan commitment to Simmers which, in turn, would facilitate Simmers' intended rights offer.

120. The directors of R&E asserted that R&E was the beneficial owner of 40 000 000 Simmers shares in the preliminary annual financial statements of R&E for the year ended 31 December 2004. No cognisance was taken of either a sale to Top-Gold, as evidenced by the "bookover" and transfer of the 100 000 000 Simmers shares, of which the 40 000 000 shares were part, nor of a SLA wherein all economic rights were transferred to Top-Gold, i.e. a sale. Top-Gold asserted in its unaudited half year financial report as at 31 December 2004 that it was the owner of the Simmers shares. There is also no evidence that R&E lent the shares to JCI, to allow JCI to on-lend the shares to Top-Gold.

121. We accordingly assert that the 40 000 000 Simmers shares were misappropriated by JCI in conjunction with other perpetrators, which together with other Simmers shares were used by JCI in order to raise R25 million.

Conclusion

122. By virtue of the alleged theft of the Simmers shares, R&E alleges that JCI is liable to it for the payment of R94 000 000 (which amount represents the highest price per share for Simmers shares between 1 December 2004 and the date of this claim);

123. Alternatively, JCI may be liable to R&E for the delivery of 40 000 000 Simmers shares, alternatively payment of such amount as represents the value of the said 40 000 000 Simmers shares on the date on which JCI is found to be liable to R&E.

CLAIM # 9 – Overseas SLA – Investec Bank (UK) Ltd – monetisation of 5 460 000 RRL shares allegedly stolen by JCI

124. As at 3 March 2004, R&E alternatively R R(H), was the beneficial owner of *inter alia* 5 460 000 RRL shares reckoned on a post split basis. On this date, JCI and IBUK entered into an Overseas SLA referred to as a "hedged equity transaction", the rationale for which was to allow JCI to borrow cash against a parcel of shares (the 5 460 000 RRL shares belonging to R&E or R R(H)) on better terms than a normal share cover loan would offer. No authority was given by R&E or R R(H) to lend these 5 460 000 RRL shares to JCI.

125. The structure required JCI to lend IBUK 5 460 000 RRL shares in ADR format. JCI received a fixed amount of collateral (being cash collateral) from IBUK as security against the share loan, and the RRL share parcel was hedged against the collateral by way of a range of put and call options.

126. JCI required the collateral amount to be paid in SA Rands ("ZAR"). To ensure that the ZAR collateral amount was never greater in value than the hedged parcel of shares (put options denominated in US$), JCI was required to purchase a US$ Put/ZAR Call FX Option from IBUK.

127. The settlement of these options was subject to the repayment by JCI of the ZAR collateral plus interest. The cost of the FX option was deducted from the collateral before it was paid to JCI.

128. The gross collateral amount was R221 975 537 which after deducting the option premium, yielded R208 794 833.

129. This was paid in four tranches; the first tranche of R61 659 084 was paid on 19 March 2004 to T-Sec. This R61,66 million was on the instructions of JCI channelled by T-Sec into a trading account controlled by Kebble from which R11.68 million was redirected to SocGen in partial settlement for an advance of R26.68 million (utilised previously to fund Western Areas to the extent of R21.68 million and CMMS to the extent of R5 million), R20 million was credited to a CMMS trading account and R29.98 million was transferred to a Western Areas trading account. Of the funds transferred out of the first tranche to the Western Areas' trading account, R20 million was recouped from this trading account and R15 million was recouped from a Western Areas bank account and used: (1) to partially redeem BNC's preference share obligation to SocGen in an amount of R20 million and (2) to repay the balance of SocGen's advance of R26.68 million, being R15 million.

130. The second and third tranches, amounting in total to R78 782 924 were paid to Investec Private Bank to settle various advances previously made to JCI Gold.

131. The fourth tranche of R68 352 825 was paid directly into CMMS's bank account.

132. A further R48 783 142 was paid to JCI on the restructuring of the equity options and collateral amounts by JCI in August 2004, by adjusting the equity put options upwards and adjusting the equity call options downwards.

133. On settlement of the FX option structure in May 2006, under the new Board, an amount of R29 182 964 was paid to R&E.

Conclusion

134. The 5 460 000 RRL shares are the subject of a claim against JCI, which claim has been formulated on the basis of an alleged theft of shares, using the highest rand price per share between April 2002 and the date of this claim. On this basis, the total claim is 5 460 000 shares at R159.23 per share which claim amounts to R869 395 800 (claim # 9);

135. Alternatively, JCI may be liable to R&E for delivery of 5 460 000 RRL shares, alternatively payment to R&E of such amount as represents the value of the said 5 460 000 RRL shares on the date on which JCI is found liable to R&E;

136. Alternatively, JCI may be liable to R&E for the alleged theft of the proceeds arising from the sale of the 5 460 000 RRL shares amounting to R270 758 673;

137. Alternatively, JCI may be liable to R&E for damages resulting from the receipt by it of the proceeds arising from the sale of the 5 460 000 RRL shares in an amount of R270 758 673.

CLAIM # 10 – The Phikoloso Transaction

138. The transaction ostensibly structured to secure a BEE shareholding of some 19% in R&E by Phikoloso, appears to be on evidence available a mechanism to provide liquidity and personal gain for certain former directors, company officials and others as well as to benefit JCI either directly or indirectly.

139. The methodology was to issue and list new R&E shares ostensibly to acquire a newly incorporated special purpose vehicle with substantially fictitious assets, and then to gain control of such R&E shares and deal therewith to give effect to JCI's ends and purposes.

140. 8 800 000 R&E shares with an approximate market value of R259.6 million were issued in return for a 100% stake in Viking which purportedly held a 75% stake in a BEE company, Kabusha and a direct investment in certain listed shares.

141. Prior to Viking's incorporation, Kabusha had negotiated to acquire 23 000 000 shares in Aflease from Benoryn for R92 million, to be funded by JCI. The purchase consideration was to be paid in two tranches of R40 million and R52 million.

142. JCI did not meet its commitment to fund the first tranche and it would appear that the directors of Kabusha then agreed with the directors of R&E to "sell" 8 100 000 Aflease shares on the market to R&E, thereby securing settlement, and providing a source of funding to pay the first tranche.

143. R&E settled the transaction by transferring R40.7 million to its trading account at T-Sec and the Aflease shares were immediately transferred from R&E's trading account to CMMS's trading account, for no value.

144. Kabusha regarded and recorded this as a secured loan from Viking. At no stage did R&E record this transaction as an investment in Aflease shares; in fact it recorded this cash outflow as an acquisition of mineral rights in Sierra Leone. The financial director of R&E confirmed to the external auditors of Kabusha that it held the 8 100 000 Aflease shares on Kabusha's behalf, despite the fact that CMMS had "borrowed" these shares, as disclosed in the audited group financial statements of JCI for the year ended 31 March 2004. Whilst residing in the CMMS trading account, 2 000 000 shares were transferred in October 2004 to a trading account under the control of Kebble, with no value accruing to R&E and the remaining 6 100 000 shares were sold in the CMMS trading account realising proceeds of R11 292 342 (significantly less than their original purchase consideration).

145. The JCI commitment to fund the second tranche of R52 million was also not met. By this stage the funding requirement for the Aflease shares had been "regularised" by way of a loan agreement for R92 million between Viking and Kabusha. The R52 million second tranche was eventually settled, with interest, by JCI after litigation was instituted against JCI.

146. In a separate transaction purportedly with R&E, Kabusha desirous of raising funds to meet costs associated with the default on the second tranche, again sold 1 675 000 Aflease shares on the market on 22 July 2004 to ensure settlement. These shares were acquired in the Lunda Sul trading account at T-Sec, using funds sourced from the sale of new R&E shares issued for Angolan diamond concessions.

147. These shares, which Kabusha asserted as its property, were sold by the related party despite R&E confirming as at 31 December 2004 that CMMS was holding these shares on behalf of Kabusha.

148. Kabusha continued to account for both the 8 100 000 and the 1 675 000 Aflease shares in its financial statements, resulting in R&E including these shares in its group financial statements as at 31 December 2004, when in fact these shares had been sold.

149. In order to bolster Viking's net asset value at the date of acquisition to justify the purchase consideration, fictitious investments in Aflease (7.3 million shares), Harmony (315 000 shares) and Amplats (235 000 shares) had been created by way of false brokers notes. These non-existent shares were subsequently "sold" to R&E and the Harmony and Amplats shares were purportedly scrip lent to Bookmark in a SLA to disguise their non-existence.

150. At 31 December 2003 they were reflected as listed investments in the audited financial statements of R&E. They remained listed investments through 31 December 2004 and were finally derecognised as investments as at 31 December 2005. The non-existence of the Aflease shares was disguised by way of a forged stockbroker's confirmation as at 31 December 2003 and by way of a fraudulent legal agreement as at 31 December 2004. This investment was derecognised as at 31 December 2005.

Bookmark and the Harmony and Amplats SLA

151. On 1 October 2004, R&E represented by Buitendag and Bookmark represented by S. Rasethaba, purportedly concluded an SLA in terms of which R&E "lent" 315 000 Harmony and 235 000 Amplats shares to Bookmark.

152. The above SLA does not appear to have been authentic and appears to have been the mechanism used to conceal fictitious investments in Harmony and Amplats shares. This transaction resulted in the incorrect reporting of listed investments in Harmony (315 000 shares at a cost value of R34.2 million) and Amplats (235 000 shares at a cost value of R68.5 million). The fictitious Harmony and Amplats investments were reflected as assets of R&E as at 31 December 2004, with a fair value of R67.7 million in aggregate when in fact these assets did not exist.

Conclusion

153. In July 2003 R&E acquired the entire issued share capital of, and all shareholders' claims on loan account against Viking in exchange for the issue of 8 800 000 new R&E shares, equivalent to 19.7% of R&E's issued share capital. The new shares were issued in the name of Equitant and placed in that company's trading account at T-Sec.

154. In September 2003, 3 088 000 R&E shares were transferred out of the Equitant trading account to the Paradigm Shift trading account (a trading account under Kebble's control), whereupon 1 600 000 R&E shares were thereafter transferred to CMMS, on 1 December 2003, 3 000 000 R&E shares were transferred to a trading account of Letseng Diamonds (Proprietary) Limited (account number 0671982) held at Consilium Capital (SA) (Proprietary) Limited, and 300 000 R&E shares were transferred to the CMMS trading account at T-Sec on P B Beale's instruction.

155. The purported creation, allotment, listing and issue of 8 800 000 R&E ordinary shares for no apparent value received has culminated in a claim against JCI and other associated entities amounting to R149 600 000.

CLAIMS # 11, 12 and 13 – The Angolan Operations

156. Despite attempts by JCI to establish diamond mining operations in Angola, various projects entered into were transformed into opportunities to issue and list new R&E shares, ostensibly to acquire equity stakes in Angolan concessions obtained by South African companies and then to allegedly misappropriate such shares for cash for the benefit of JCI.

157. 4 960 000 R&E shares were issued in respect of three separate projects and placed in a trading account in the name of Lunda Sul at T-Sec. These shares, together with 200 000 R&E shares arising from an additional issue of 1 506 000 shares ostensibly issued for mining equipment (which shares were placed in dematerialised form in a Trans Benguela Logistics (Proprietary) Limited trading account at T-Sec), were then sold for R86.2 million. These proceeds were then transferred to various third party bank accounts. Of these funds, R30.8 million was channelled into the personal bank account of Kebble. Of the balance of 1 306 000 R&E shares, 200 000 shares were transferred to the Robinson Deep trading account at SA Stockbrokers, 607 000 shares were transferred to the Alibiprops trading account at T-Sec, with 641 000 of these R&E shares being transferred to the CMMS trading account at T-Sec as securities were purportedly required to be used for a pledge. All the instructions to transfer the securities were issued by P B Beale who, in turn, was acting on instructions issued by the perpetrators.

158. A further 1 492 000 R&E shares were issued for a fourth Angolan project and placed in the CMMS trading account at T-Sec. The whereabouts of these shares and/or the proceeds of their sale was the subject of a separate forensic investigation. Without detracting from the basis of the legal claim, a minimum claim for the 1 492 000 R&E shares issued at R18.50 per share, for which R&E received no value, has been asserted against JCI.

159. On 23 June 2004 1 506 000 R&E shares were issued and listed at R18.50 per share, ostensibly to settle the purchase consideration for the acquisition of mining equipment from Trans Benguela Logistics. 200 000 of these shares were transferred to a trading account in the name of Lunda Sul Holdings (Pty) Ltd (refer 2.9.2 above). The balance of 1 306 000 is the subject of a separate claim.

160. The issue and listing of the 7 958 000 R&E shares was void and designed solely to make such shares available for misappropriation from R&E. The fictitious assets arising from these share issues, falsely reported in aggregate as having a carrying value of R162 million as at 31 December 2004, respectively, have been fully impaired. Recoveries are being sought from the recipients of these shares.

Conclusion

161. Between April and June 2004, 5 160 000 new R&E shares were issued, 2 268 000 at R25.00 per share and the balance at R18.50 per share. These shares were placed in a trading account at T-Sec in the name of Lunda Sul, disposed of, and the funds appear to have been misappropriated by JCI and the perpetrators from this trading account, culminating in a claim against JCI for damages. In order to regularise the position, R&E will be required to purchase the 5 160 000 R&E shares on the open market and thereafter to cancel such shares which were unlawfully issued and allotted in R&E's share register. Using the issue price of R25.00 per share (in respect of 2 268 000 shares) and R18.50 per share (in respect of 2 892 000 shares) – being the price at which R&E can buy these shares back – R&E contends that JCI is indebted to it for the sum of R87 720 000 (claim # 11).

162. On 23 June 2004, 1 506 000 new R&E shares were issued for mining equipment at R18.50 per share. These shares were placed in a trading account in the name of Trans Benguela Logistics (Pty) Ltd in the records of T-Sec, 200 000 of which were transferred to a trading account in the name of Lunda Sul Holdings (Pty) Ltd and are included in claim # 11 (refer paragraph 2.10.6.2 above). The balance of these shares were subsequently transferred to several trading accounts at various stockbrokers, with no value accruing to R&E. 641 000 R&E shares were transferred to a CMMS trading account culminating in a claim for damages. In order to regularise the position, R&E will be required to purchase the 1 306 000 R&E shares on the open market and thereafter to cancel such shares in its share register which were unlawfully issued and allotted. Using the issue price of R18.50 per share (being the price at which R&E can buy these shares back) R&E contends that JCI is indebted to it for the sum of R22 202 000 (claim # 12).

163. On 23 June 2004, 1 492 000 new R&E shares were issued at R18.50 per share, ostensibly for a participation in an Angolan diamond concession. These shares were placed in a CMMS trading account at T-Sec, culminating in a claim against JCI for damages. In order to regularise the position, R&E will be required to purchase the 1 492 000 R&E shares on the open market and thereafter to cancel such shares which were unlawfully issued and allotted. Using the issue price of R18.50 per share (being the price at which R&E can buy these shares back) R&E contends that JCI is indebted to it for the sum of R25 364 000 (claim # 13).

CLAIM # 14 – Theft of 4 000 000 RRL shares and disposal of 3 000 000 WAL shares to secure securities lending facility for JCI

164. As at 31 December 2003, R&E alternatively R R(H) was the beneficial owner of, *inter alia*, 4 000 000 RRL shares.

165. CMMS, through T-Sec, entered into a securities lending facility with SocGen thereby facilitating the raising of finance to meet its ongoing cash commitments for the benefit of JCI. In the first instance JCI/CMMS commenced this form of trading in approximately 2001/2002. On 3 March 2004, 1 000 000 RRL shares (on a pre-split basis) belonging to R R(H) were used for the first time as collateral for the SLA between SocGen and T-Sec when R R(H) purportedly authorised the pledging of these shares in favour of SocGen. In terms of the SLA, SocGen would have had recourse in the event of default to T-Sec and T-Sec would in turn have had recourse against CMMS/JCI. This was subsequently increased to 2 000 000 (pre-split) RRL shares by the pledge of an additional 1 000 000 RRL shares belonging to R R(H) on 30 April 2004. The share pledge letter, Crest transfer forms and pledge resolutions appear to be forgeries (with alleged forged Kebble and P B Bawden signatures) and did not constitute the written consent of the Board of Directors of R R(H). The R R(H) resolution purportedly authorising the pledge was dated 2 July 2004. The transfer secretaries were requested to "flag" these shares in the share register and under no circumstances should the "flag" be removed without authorisation from SocGen. This was the beginning of the pledging process with RRL shares being used to collateralise T-Sec's exposure to SocGen on the short sales position.

166. In order for JCI to borrow any particular security for immediate sale, T-Sec was required in terms of the JCI SLA with SocGen, to provide SocGen with sufficient collateral in respect of the scrip which it intended borrowing.

167. Collateral in the form of 4 000 000 RRL shares which appear to have been stolen, were ostensibly made available by JCI in respect of this SLA. Such shares were owned by R R(H) and were neither beneficially owned by JCI nor any of its subsidiaries.

168. The JCI SLA was utilised by JCI to borrow and sell securities to generate cash which could be used by JCI and its various subsidiaries and associate companies (including CMMS) to meet JCI's day-to-day business and other commitments.

169. Whilst JCI was selling the various counters (which it had through T-Sec borrowed from SocGen), short into the market, the market conditions were against the short sale of such scrip. The market was experiencing a "Bull run" at the time, and T-Sec had advised against the short sale of the borrowed shares when sales were executed, the concern being that in the event of the price of the relevant counters sold short into the Bull market escalating, JCI would be required to re-purchase the scrip sold by it on the maturity dates (when it would become liable to return the borrowed shares to SocGen), at prices far in excess of those at which the borrowed scrip had initially been sold. This gave rise to a loss being occasioned by JCI in having to buy back the scrip at far higher prices than the scrip was initially sold for.

Conclusion

170. By virtue of the alleged theft of the 4 000 000 RRL shares, R&E alleges that it has sustained damages and that JCI may be liable to it for an amount of R636 920 000 which amount represents the highest value of the 4 000 000 RRL shares subsequent to their alleged theft;

171. Alternatively, JCI may be liable to R&E for delivery of 4 000 000 RRL shares, alternatively payment to R&E of such amount as represents the value of the said 4 000 000 RRL shares on the date on which JCI is found to be liable to R&E;

172. Alternatively, JCI may be liable to R&E for the theft of the proceeds arising from the sale of the 4 000 000 RRL shares amounting to R386 672 211;

173. Alternatively, JCI may be liable to R&E for damages resulting from the receipt by it of the proceeds arising from the sale of the 4 000 000 RRL shares in an amount of R386 672 211.

Alleged unauthorised use of 3 000 000 WAL shares to reduce losses occasioned by JCI on its scrip lending facility

174. On 26 October 2004, a trading account in the name of R&E – "the R&E Scrip Lending Account" was opened at T-Sec which appears to have been opened for the ends and purposes of JCI as mentioned herein, appointing T-Sec, as agent for this purpose. Up and until 27 January 2005 the R&E Scrip Lending Account at T-Sec largely remained inactive. Evidence indicates that minimal trading in this account had taken place prior to this date.

175. On 12 January 2005, a Global Master SLA was purportedly concluded between R&E and SocGen. This facility appears to have been almost exclusively used for the benefit of JCI and not R&E. On 27 January 2005, JCI caused a negative open position of R209 413 659 to be transferred from the CMMS/JCI Scrip Lending Account to the R&E Scrip Lending Account at T-Sec without any evidence or authority from R&E's Board.

176. The transfer of the said liability to the R&E Scrip Lending Account amounted to a foistering of a liability on R&E. The loss position which was assigned to the R&E Scrip Lending Account, was made up of various short positions as follows:

		R
Tiger Brands Limited	(300 000 shares)	28 815 000
Investec Limited	(477 472 shares)	81 026 999
Standard Bank Limited	(1 524 834 shares)	99 571 660
		209 413 659

177. This negative open position was transferred to the R&E Scrip Lending Account from the JCI/CMMS Scrip Lending Account for at least two reasons:
   (a) reduce JCI's/CMMS's losses attributable to scrip borrowing, which had reached R791 286 699 by December 2004 as a consequence of an apparent reckless disregard for market conditions at the time; and
   (b) to assist T-Sec in reducing its overexposure to a single client (JCI/CMMS), so that it could comply with its Counterparty Risk Requirement component of its overall Capital Adequacy requirement imposed by the JSE.

178. This adverse position was addressed through JCI/CMMS (together with other perpetrators), devising a scheme, which resulted in JCI/CMMS at the time, instructing T-Sec to transfer from the CMMS Scrip Lending Account a liability of R209 413 659 to the R&E Scrip Lending Account on 27 January 2005.

179. Certain collateral held by T-Sec and/or the scrip lender was also transferred on 27 January 2005 to ostensibly cover the scrip borrowing losses fostered upon R&E, (although such collateral fell well short of such position). These included:

	Number shares	**Value R**
JCI	89 526 009	30 438 843
Matodzi	52 896 597	35 969 686
WAL	2 000 000	60 000 000
		126 408 529

110

180. 3 000 000 RRL shares, which shares under the unlawful control of JCI/CMMS had been pledged by JCI to SocGen in terms of the T-Sec Scrip Lending facility, were also transferred back to R&E ostensibly to cover the negative short position referred to, but these shares were the property of R R(H), were on R&E's Group balance sheet and did not constitute 'value' to R&E. The shortfall between the negative position fostered and the true collateral 'value' received was R83 005 130. The above collateral (being the JCI, Matodzi and WAL shares) was subsequently transferred out of the R&E Scrip Lending Account (back to CMMS) without value to R&E.

181. An analysis of the CMMS Scrip Lending Account (operated for JCI), revealed during December 2004, a loss of R791 286 699, being the aggregate of all losses that had arisen in the course of selling short into the market, the various shares which had been borrowed from SocGen.

182. The R&E Scrip Lending Account was operated with the apparent sole purpose of raising cash primarily for the benefit of JCI without due regard for prevailing market conditions. This is borne out by the fact that scrip which had been borrowed from SocGen was immediately sold into a rising market (against prevailing market conditions and advice) resulting in a spiralling loss position manifesting in the R&E Scrip Lending Account with each passing trade. Proceeds which resulted appeared to have been applied for the benefit of JCI.

183. In the course of running up the losses in the R&E Scrip Lending Account in the fashion described above, 79 parcels of shares (being various counters) were borrowed and sold short into the market.

184. During the period January 2005 to July 2006, our findings indicate that JCI in fact borrowed scrip from SocGen in the name of R&E, which it caused to be sold, through the R&E Scrip Lending Account, and the proceeds deriving therefrom were applied for the benefit of JCI and its subsidiaries and associated companies and not for the benefit of R&E. The obligation to return the shares ostensibly borrowed by R&E in the R&E Scrip Lending Account, did not rest with R&E, but rather with JCI.

185. In trading the R&E Scrip Lending Account in the manner aforesaid, a share trading loss amounting to R389 823 969 built up in the R&E Scrip Lending Account between 27 January 2005 and 16 January 2006.

186. We are informed, that a short while after the security referred to in paragraph 179 above was transferred to R&E, being the JCI, Matodzi and WAL shares which were initially transferred to R&E, the majority were subsequently re-transferred back to the CMMS Scrip Lending account from the R&E Scrip Lending account.

187. Furthermore, the cash generated in the R&E Scrip Lending Account, being R109 922 499 was transferred to JCI and/or JCI related entities. A mere R6 million appears however to have been transferred to R&E's bank account of which R2 629 494 was transferred by R&E back into the R&E Scrip Lending Account in order to address further losses which had arisen.

188. Notwithstanding the theft of the 4 000 000 RRL shares referred to in paragraphs 164 to 173 above, SocGen on 19 January 2006 forced a sale of R&E's 4 000 000 RRL shares. The sale of the 4 000 000 RRL shares realised proceeds of R386 195 582, same being used to repurchase counters which needed to be returned and which had amounted to R389 823 969.

189. Our findings reveal that in terms of various agreements (the Consortium Sale Agreement and the Option Agreement including various amendments thereto) entered into on 2 December 2004 between R&E, Tawny, Anglo and Inkwenkwezi, Inkwenkwezi had acquired 3 434 625 WAL shares (being one quarter of the sale shares it was intended to acquire in terms of the Consortium Sale Agreement), the acquisition of which had been funded by a loan from R&E of R128 798 437 which loan carried interest at prime plus 150bps. In terms of the Consortium Sale Agreement, R&E had indemnified Anglo against liability, loss or damage which Anglo may suffer or sustain or which may be attributable to the failure by Inkwenkwezi to pay the purchase price for the sale shares or any portion thereof, together with interest thereon, or due to the cancellation and termination of the agreement on account of a breach by Inkwenkwezi of such agreement. In indemnifying Anglo, R&E had agreed that if a default occurred, R&E be required to pay to Anglo, by way of penalty, the amount of R70 million. As security for, *inter alia*, R&E's aforementioned obligations to Anglo, R&E pledged 5 268 800 WAL shares to Anglo. On 15 February 2005, Anglo agreed to release 1 317 200 of such shares from the pledge – this being due to Inkwenkwezi having honoured its obligations in respect of a quarter of the purchase price for the WAL shares. By July 2006, Inkwenkwezi was in breach of the Consortium Sale Agreement by failing to pay the purchase price for the remainder of the sale shares to Anglo and as a result of such failure Anglo

111

cancelled the agreement. Pursuant to settlement negotiations, Anglo and R&E reached agreement on 4 August 2006 for R&E to pay R10 million to Anglo in full and final settlement of all claims arising from or connected with the Consortium Sale Agreement, on the cancellation and termination of such agreement, on account of Inkwenkwezi's breach. On receipt of the R10 million from R&E, Anglo agreed to release the pledge in respect of 3 951 600 WAL shares (being the difference between the original pledge by R&E of 5 268 800 WAL shares and 1 317 200 WAL shares which shares had been released from the pledge on 15 February 2005).

190. Our findings further reveal that 3 000 000 WAL shares, which shares had ostensibly been pledged to R&E by Inkwenkwezi as security for the aforementioned loan of R128 798 438 to acquire 3 434 625 WAL shares, were allegedly stolen by JCI and pledged to BJM as collateral for a JCI Scrip Lending facility and sold on 11 July 2006. The 3 000 000 WAL shares were subsequently sold in the R&E Scrip Lending Account as per agreement between Leonard Steenkamp of T-Sec and P Gray. SocGen, the lender, had demanded return of the various shares which had been sold short in the R&E Scrip Lending Account and in the CMMS Scrip Lending Account at T-Sec. In order to raise cash to fund the purchase of these shares which had been sold short in these trading accounts, Investec, presumably through the mechanism of a loan to JCI, agreed to provide finance. In addition 3 000 000 WAL shares standing to the credit of the Randgold Scrip Lending Account, which shares were owned jointly by R&E (being 1 410 013 WAL shares) and by Inkwenkwezi (being the balance), were sold by T-Sec, the proceeds being applied to acquire shares which had been sold short in the R&E Scrip Lending Account (these positions having been initially fostered upon R&E) and in the CMMS Scrip Lending Account. The proceeds from the sale of the 3 000 000 WAL shares of R122 506 887 were credited to the R&E Scrip Lending Account. On 12 July 2006, M van Zyl of T-Sec advised Trish Beale that the shares had been sold and sought authority for R80 million to be transferred from the R&E Scrip Lending Account to the CMMS Scrip Lending Account. On 12 July 2006 P Gray and R Pearcey duly instructed T-Sec to make the transfer.

191. On 24 July 2006, the directors of Inkwenkwezi mandated R&E to exercise its security interest in the 3 434 625 WAL shares in its sole discretion and authorised R&E to dispose of these shares and to apply the proceeds from the sale of the 3 434 625 WAL shares firstly to settle the R10 million Anglo penalty, secondly to repay the capital portion of the Randgold loan, thirdly to repay any interest which had accrued in respect of the loan and finally to refund Inkwenkwezi in respect of any residual remaining. Notwithstanding the fact that R&E had been mandated by Inkwenkwezi to dispose of the 3 434 625 WAL shares and to apply the proceeds thereof in the aforementioned manner (albeit that this permission had been obtained after the date on which 3 000 000 WAL shares had already been disposed of), JCI caused 3 000 000 WAL shares to be disposed of and the proceeds from the 3 000 000 WAL shares to be used to acquire shares which had been sold short and which needed to be returned to SocGen, an obligation which rested with JCI.

192. Upon further analysis of the R&E Scrip Lending Account, it is apparent that in December 2005, 1 183 504 WAL shares were subscribed for at a price of R18.00 per share in terms of a WAL rights offer dated 25 November 2005 and debited to the R&E Scrip Lending Account. It is insightful that 1 183 504 is the number of rights attaching to a holding of 3 951 600 WAL shares (the very same number of WAL shares registered in R&E's name in the records of Computershare at the time and pledged to Anglo in terms of the Consortium Agreement). At the time of the WAL rights offer, WAL shares were trading at a price of R37.00 per share. At the time when the R&E Scrip Lending Account was finally closed out in December 2006, R&E were not placed with these rights as they were allocated to JCI. This provides further corroborating evidence that the R&E Scrip Lending Account was purely opened to serve as a vehicle created by JCI as an extension of the JCI Scrip Lending Facility, thereby assisting T-Sec in reducing its overexposure to a single client (JCI/CMMS), so that it could comply with its Counterparty Risk Requirement component of its overall Capital Adequacy requirement imposed by the JSE.

Conclusion

193. Further claims are being formulated in respect of damages occasioned to R&E arising from the sale of 3 000 000 WAL shares (or Gold Fields Limited shares, being their current equivalent) which JCI caused R&E to sell, to repurchase shares which had ostensibly been borrowed from the scrip lender in the R&E Scrip Lending Account, and which were required to be returned to the scrip lender, notwithstanding that such obligation rested with JCI.

112

CLAIM # 15 – Net placing of 900 000 RRL shares offshore to secure liabilities of Paul Main

194. R&E alternatively, R R(H), was the beneficial owner of, *inter alia*, 900 000 (post split) RRL shares.

195. On 28 October 2003, 1 000 000 RRL shares (certificate 900), on a pre-split basis, were delivered to a firm of solicitors in London in respect of a pledge of shares to CPM Main to secure JCI's obligations to Concerto Nominees in respect of a proposed merger of Sociede MIneira Do Lumuanza mine in Angola with Letseng Diamonds There is no resolution in R R(H)'s statutory records authorising the delivery of the 1 000000 RRL shares and the R R(H) covering letter accompanying the share certificate contains a forged signature of P B Beale.

196. In June 2004 these shares were split (2-for-1) resulting in the pledged shares now numbering 2 000 000. Of the 2 000 000 RRL shares, only 1 100 000 RRL shares have been returned. These returned shares were themselves then allegedly stolen by CMMS/JCI and sold on the Nasdaq during the course of 2005. The returned shares are part of the claim relating to the 12 360 000 RRL shares (refer 2.2.9.1 above), of which 3 750 000 were sold in the CMMS trading account in 2005.

Conclusion

197. The 900 000 RRL shares remain outstanding and are the subject of a claim against JCI and others. A claim has been formulated against these parties on the basis of an alleged theft of shares, using the highest rand price per share between April 2002 and the date of this claim. On this basis, the total claim is 900 000 shares at R159.23 per share which claim amounts to R143 307 000 (claim # 15);

198. Alternatively, JCI may be liable for the delivery of the 900 000 RRL shares to R&E, alternatively payment of such amount as represents the value of the said 900 000 RRL shares on the date on which JCI is found to be liable to R&E.

CLAIMS # 16 and 17 – Further claims relating to the disposal of JCI ordinary shares and WAL ordinary shares

199. As at 31 December 2002, First Wesgold was the beneficial owner of *inter alia*, 28 000 fully paid-up ordinary shares in the issued share capital of WAL and 12 574 836 fully paid-up shares in the issued share capital of JCI.

200. In and during the period, January 2003 to 4 July 2003, 12 574 836 JCI shares and 28 000 WAL shares were disposed of with the proceeds of R8 969 188 being credited to a trading account in the name of First Wesgold in the records of T-Sec. These shares were sold in thirteen individual transactions between 23 May 2003 and 4 July 2003. The share proceeds were dispersed as follows: R3 140 438 was transferred to CMMS and R5 051 350 was paid to a director of JCI and CMMS at the time.

201. No entries were recorded in the books of R&E or First Wesgold until 30 June 2003 and then again on 31 August 2003. On these dates, five entries totalling R8 191 788 were debited to a general ledger account, styled "Loan asset – CMMS (shares)" and subsequently transferred on 31 December 2003 to a general ledger account, styled "Loan asset – Masupatsela". This general ledger account was by design used to disguise a related party transaction with CMMS and was even supported by a purported loan agreement between R&E and Masupatsela Investment Holdings (Proprietary) Limited, this company having entered into a back-to-back agreement with CMMS.

202. In the general ledger of CMMS, the amounts paid to the abovementioned director were debited to an account styled "Sundry debtors" on 30 September 2003 and was subsequently transferred on 31 March 2004 (JCI's year-end) to an account styled "Consolidated Investments – Alibiprops" to conceal a loan to a director.

Conclusion

203. By virtue of the alleged theft of the 12 574 836 JCI shares and the 28 000 WAL shares, R&E alleges that it has sustained damages and that JCI may be liable to it for an amount of R11 317 352.40 which amount represents the highest value of the 12 574 836 JCI shares subsequent to their alleged theft (claim # 16) as well as an amount of R1 391 600.00 which amount represents the highest value of the 28 000 WAL shares subsequent to their alleged theft (claim # 17);

204. Alternatively, JCI may be liable to R&E for delivery of 12 574 836 JCI shares and 28 000 WAL shares, alternatively payment to R&E of such amount as represents the value of the said 12 574 836 JCI shares and the 28 000 WAL shares on the date on which JCI is found to be liable to R&E;

205. Alternatively, JCI may be liable to R&E for the theft of the proceeds arising from the sale of the 12 574 836 JCI shares amounting to R8 042 099.67 and the theft of the proceeds arising from the 28 000 WAL shares amounting to R924 294.21;

206. Alternatively JCI may be liable to R&E for damages resulting from the receipt by it of the proceeds arising from the sale of the 12 574 836 JCI shares in an amount of R3 140 438.37 and the receipt by it of the proceeds arising from the sale of the 28 000 WAL shares in an amount of R396 894.21.

CLAIM # 18 – Monies lent and advanced to CMMS

207. This claim is not prefaced on the basis of a theft of shares, but rather on the basis of moneys allegedly lent and advanced by R&E to CMMS.

CLAIM # 19 – Alternative claim to claims 1 to 18

208. This claim is not the subject of this summarised forensic report.

Conclusion

209. Our findings have revealed that at law, R&E enjoys a cause of action against JCI due to the conduct of certain of the perpetrators being ascribed to JCI in that they controlled and directed the business and affairs of JCI. The perpetrators purportedly participated in, were privy to, authorised and instigated various acts for the benefit of JCI and its subsidiaries and associated companies in the knowledge that such acts were unlawful, and which have been of prejudice to R&E either directly or indirectly. Because JCI has been sued as a joint wrongdoer, it would follow that similar claims will be brought against other third parties who purportedly acted unlawfully and in collusion with JCI.

John Louw
Director

17 October 2008

114

R&E'S SENIOR COUNSEL OPINION REGARDING THE R&E CLAIMS

INTRODUCTION

1. We have been requested to consider and provide our views in respect of the prospects of success enjoyed by Randgold in its various claims against JCI.

2. The Randgold legal team was instructed to formulate claims against JCI, having regard, *inter alia,* to:

   2.1 the findings of Randgold's Forensic Investigators, Umbono Financial Advisory Services (Pty) Limited ("**Umbono**");

   2.2 the series of Forensic Reports prepared by Umbono;

   2.3 the contributions of various witnesses (the co-operation of which had been secured by Randgold's executive).

3. In formulating the Randgold claims against JCI, Randgold's legal team was instructed to assert the strongest possible case for Randgold against JCI.

4. We direct specific attention to the following:

   4.1 In accordance with the Mediation/Arbitration Agreement concluded on 7 April 2006 ("**the Mediation Agreement**"), both Randgold and JCI were obliged in terms thereof, to each independently prepare a Forensic Report relevant to their findings in respect of each of Randgold and JCI separately, and to thereafter exchange such Reports in accordance with the provisions of clause 7 of the Mediation Agreement;

   4.2 On 20 June 2006, and at a formal meeting held at the chambers of Farber SC, Randgold and JCI's legal representatives exchanged the said Reports;

   4.3 The JCI Report bears the date of 8 May 2006 ("**the 8th of May Report**"), whilst that of Randgold bears the date of 20 June 2006;

   4.4 Consequent upon the exchange of the aforesaid Forensic Reports, Randgold's legal team proceeded in accordance with its instructions, to formulate the claims enjoyed by Randgold against JCI, and which found expression in Randgold's Statement of Claim;

   4.5 Randgold's Statement of Claim was served on JCI on 3 August 2006;

   4.6 Consequent upon the preparation of the Statement of Claim, JCI served a further Forensic Report which was prepared by KPMG ("**the further JCI Report**"), although this was not contemplated under the Mediation Agreement;

   4.7 The further JCI Report constitutes a critique of the claims proffered by Randgold in its Statement of Claim against JCI;

   4.8 We note that the forensic findings of Umbono (on the strength *inter alia* of which Randgold's claims were formulated), appear to be echoed in the 8th of May Report;

   4.9 There appears further, to exist substantial parity between the Forensic Report by Umbono and the 8th of May Report by JCI; and

   4.10 We are fortified in our evaluation of the prospects of success in respect of the claim by Randgold against JCI, by the apparent disparity between the 8th of May Report and the further JCI Report.

5. We invite specific attention to the following excerpts from the 8th of May Report which appear to be largely congruent with and to lend credence to the basis upon which the Randgold claims have been formulated: 115

5.1 At page 1 of the 8th of May Report, the following appears:

"The strategy adopted by the Directors and Officers of JCI Limited and its subsidiaries required access to significant funding for the execution of such strategy. We noted that JCI Limited had little access to funding and we understand that the Group did not enjoy support from financial institutions, save for the event of the Investec UK transaction, which generated funding to JCI Limited....."

5.2 At page 78 and at lines 6 to 7, the following is stated:

"We found no evidence indicating that JCI Limited and its subsidiaries, particularly CMMS, owned any RRL shares."

5.2.1 Page 81 and at lines 12 to 14 the following is stated:

"Depending on the nature of the transaction underlying the sale of such RRL shares in the Alibiprops transactions, CMMS and its fellow subsidiaries appear to either have an obligation to return 1 916 652 RRL shares (due thereto that the Alibiprops transaction was performed prior to the split of the RRL shares) to RRH, in addition to those mentioned above, or to repay the monetary benefit obtained."

5.3 At page 83 and at lines 1 to 3 the following is recorded:

"Assuming a share price of USD 17 for RRL shares and a R/USD exchange rate of some R6.38, an amount of R1 809 849 677.24 would then have been required to fund the return of the RRL shares sold to RRH."

5.4 At page 105 and at lines 4 to 6, the following is stated:

"These facts are indicative of the following elements of the relationship between JCI Limited and REC as a result of the transactions mentioned at 7.2 supra:

- *JCI Limited used the resources of RRH for its own benefit; and*
- *The executors of the transactions did not want to disclose such fact."*

5.5 At page 135 at lines 13 to 21, the following is stated:

"We have indicated supra that the obligation to return RRL shares to RRH rests upon JCI Limited, due to an unauthorised appropriation thereof, the Investec UK structure and due to it having benefited from the sale of RRL shares in the Alibiprops account. As some 16 686 794 RRL shares have to be returned in this manner and would need to be purchased, the cost to JCI Limited could be some R1 809 849 677.24, provided an RRL share price of USD17 and a Rand/USD exchange rate of some R6.38. If the Settlement Agreement can be interpreted to mean that the obligation of JCI Limited in this regard is limited to R500 million, it means that an effective write off of some 12 076 800 RRL shares of RRH have been achieved, once again protecting JCI Limited against a claim of RRH."

6. It would appear that JCI has adopted a stance in the further JCI Report at variance with the stance adopted in the 8th of May Report. This apparent change in stance and the reasons giving rise thereto will be fully ventilated should the matter proceed to arbitration.

7. We draw attention to the following further considerations:

7.1 A large number of the claims proffered by Randgold against JCI in respect of which misappropriations have been alleged, find their origin in the findings of Umbono and other witnesses who contend that thefts have been perpetrated against Randgold;

7.2 The claims that have been proffered in respect of each such misappropriation of Randgold's assets, have been predicated on the structure of the alternatives set out in the Overview of the Randgold Claims;

7.3 At the highest level, Randgold asserts that to the extent that JCI is found to have misappropriated the assets of Randgold, in the manner contended for in the Statement of Claim, then and in those circumstances, the appropriate measure of damages and the appropriate degree of compensation by JCI to Randgold (based on Roman Dutch Authorities), is such that Randgold is entitled to recover from JCI the highest value ever achieved pertaining to the commodity stolen; 116

7.4 Were damages not to be awarded on this principle, Randgold in the second tier of its alternatives to such claims, contends that it is entitled to obtain a return from JCI of the equivalent number of shares misappropriated. The difference between this and damages based on theft may prove negligible;

7.5 The further alternatives on which these claims are based, would entitle Randgold to a lesser measure of damages;

7.6 It is to be borne in mind, that to the extent that Randgold does not establish its causes of action on these highest levels, that the measure of damages attainable would be a lesser amount;

7.7 Each of the above alternatives entitle Randgold to a different measure of damages. It goes without saying, that to the extent that the first or second alternatives were not to be upheld, the measure of damages would correspondingly reduce in respect of each of the various alternative claims.

8. Based on our analysis of the Forensic Reports and the witnesses who have been interviewed to date, we believe that the claims have a reasonable prospect of success subject always to the following:

8.1 The findings of Umbono being found to be accurate and capable of substantiation through evidence and the conclusions reached therein, withstanding scrutiny;

8.2 The legal principles upon which Randgold's claims have been formulated being upheld;

8.3 The evidence of third parties (who have given input into the formulation of Randgold's claims), and the claims themselves withstanding scrutiny and being upheld.

(Litigation, by its very nature, is uncertain and in the ultimate analysis the prospects or otherwise of Randgold's claims succeeding, will rely upon a wide spectrum of factors.)

CONCLUSION

9. In conclusion, the success of the claims proffered by Randgold against JCI, will depend upon Randgold and its witnesses being able to establish the facts in respect of each of the claims and of course the facts underlying each of the alternatives. In addition to establishing these facts, Randgold will be further required to establish the legal principles applicable to the various facts to be proved in order for Randgold to be entitled to the amounts asserted for in its Statement of Claim.

G FARBER SC

N KONSTANTINIDES

117

GROUP NET ASSET VALUE STATEMENT OF R&E AT 31 MARCH 2008

RANDGOLD

Randgold & Exploration Company Limited
(Incorporated in the Republic of South Africa)
(Registration number 1992/005642/06)
Share code: RNG ISIN: ZAE000008819 (Suspended)
("R&E")

DIRECTORS' RESPONSIBILITY STATEMENT

The R&E directors are responsible for the preparation and presentation of the Group Net Asset Value Statement of R&E at 31 March 2008 and accompanying Notes as set out in this Annexure.

The Group Net Asset Value Statement has been prepared in accordance with the basis of preparation set out in the accompanying Notes, for the purpose of providing the shareholders with financial information relevant to the proposed merger between R&E and JCI. The Group Net Asset Value Statement has not been prepared in accordance with IFRS or other generally accepted accounting principles.

The R&E directors' responsibility includes determining that the basis of preparation is an acceptable basis for preparing and presenting the Group Net Asset Value Statement and accompanying Notes, and making accounting estimates, which, in the opinion of the R&E directors, are reasonable in the circumstances.

KPMG, the independent auditor is responsible for reporting on whether, based on the auditor's procedures arising from a limited assurance engagement, the Group Net Asset Value Statement at 31 March 2008 has been prepared, in all material respects, in accordance with the basis of preparation set out in the accompanying Notes to the Group Net Asset Value Statement. KPMG's limited assurance report has been set out in Annexure 5b to this circular.

Approval of the Group Net Asset Value Statement

The Group Net Asset Value Statement at 31 March 2008 and accompanying Notes were approved by the R&E board on 21 November 2008 and are signed on its behalf by:

David Kovarsky
Chairman

Marais Steyn
Chief Executive Officer

118

RANDGOLD & EXPLORATION COMPANY LIMITED
GROUP NET ASSET VALUE STATEMENT AT 31 MARCH

	Notes	2008 (R'000)	2007 (R'000)
ASSETS			
Listed investments	3	**329 074**	**355 071**
Gold Fields		250 556	259 854
JCI		78 123	80 452
Other listed investments		395	14 765
Prospecting rights		**76 764**	**296 385**
Prospecting rights – GFO transaction	4	–	217 685
Other prospecting rights	5	76 764	78 700
Other assets		**283 448**	**67 474**
Loans receivable	6	73 969	46 374
Payment under settlement agreement	7	4 000	8 667
Cash and cash equivalents	8	205 479	12 433
TOTAL ASSETS		**689 286**	**718 930**
LIABILITIES			
Other liabilities		**(88 404)**	**(129 883)**
Provision for post-retirement medical benefit obligation	9	(32 984)	(34 317)
Income tax payable	10	(17 889)	(16 912)
Deferred taxation	11	(28 328)	(59 370)
Trade and other payables	12	(9 203)	(19 284)
TOTAL LIABILITIES		**(88 404)**	**(129 883)**
NET ASSETS		**600 882**	**589 047**

ISSUED SHARES	13	**Number of shares**	**Number of shares**
Number of shares in issue		74 813 128	74 813 128
Shares identified for possible cancellation		(2 943 087)	(2 943 087)
Net shares in issue		71 870 041	71 870 041
Net asset value per share (Cents)		836.07	819.60

119

NOTES TO THE GROUP NET ASSET VALUE STATEMENT

1. PURPOSE OF THE GROUP NET ASSET VALUE STATEMENT

On 31 March 2006, R&E published provisional unaudited and unreviewed financial results for the years ended 31 December 2005 and 2004, and restated provisional results for the year ended 31 December 2003 ("provisional results").

In the accompanying commentary to these provisional results, the R&E directors indicated, *inter alia,* that due to the extent of the misappropriations, for which details were included in the commentary, there may be other material events and circumstances of which the R&E directors are not aware of and which may have a material effect on R&E. These may affect the completeness and accuracy of the information reflected in the provisional results and/or may have the effect that the provisional results do not reflect a true and complete account of the financial and other affairs of R&E. In these circumstances the R&E directors disclaimed any liability in respect of the accuracy, correctness and/or completeness of the information reflected in the provisional results. This is still the position.

KPMG was appointed the independent auditor of R&E during October 2005. In view of the uncertainties relating to the provisional results and the disclaimer by the R&E directors, they were unable to, and did not, express an audit or review opinion on the provisional results. This is still the position.

On 14 July 2008, R&E announced, *inter alia,* that, the company is pursuing all options at its disposal to resolve the disputes with JCI. The options included the proposed merger of R&E and JCI, as announced on 23 April 2007, a settlement on commercial terms similar to that of the proposed merger or, finally, the less attractive option of arbitration. On 22 July 2008, the company published a joint announcement with JCI which stated that R&E and JCI had concluded an MOU, in terms of which, the companies would endeavour to conclude a binding settlement agreement within 21 days, which upon its implementation would result in a full and final settlement of all claims by R&E against JCI and *vice versa.* On 26 August 2008, the company announced that it had not been able to enter into a settlement agreement with JCI as envisaged in the MOU signed by the companies and furthermore had not been able to consummate the proposed merger as contemplated in the joint SENS announcement of 23 April 2007. A further joint announcement on 6 November 2008 indicated that the merger negotiations with JCI having been revisited, the companies would, subject *inter alia* to the requisite regulatory and shareholder approvals, seek to merge in an attempt to resolve the impasse between them in a commercially prudent manner as opposed to immediate arbitration. The Boards of R&E and JCI indicated in the announcement that they had each resolved to proceed with the merger of the companies based on a merger ratio of one R&E share in exchange for every 95 JCI shares (which is the ratio proposed in the announcement of 23 April 2007).

Because the R&E directors are still unable to prepare a complete set of financial statements for the years ended 31 December 2004, 2005, 2006 and 2007, in accordance with IFRS, the R&E directors have prepared a Group Net Asset Value Statement, on the basis set out in note 2. The R&E directors consider the Group Net Asset Value Statement, including the accompanying Notes, suitable in the circumstances for the purpose of providing its shareholders with financial information relevant to the proposed merger with JCI.

2. BASIS OF PREPARATION

The Group Net Asset Value Statement has been prepared from information available to the R&E directors and may not be complete for the reasons given in note 1 above. In particular, the Group Net Asset Value Statement excludes all claims and counter claims between the R&E Group and the JCI Group.

Other than for these claims, the Group Net Asset Value Statement includes all known significant assets and liabilities of R&E, its subsidiaries and a proportionate share of the assets and liabilities of FSD (FSD is a 55.11% subsidiary of R&E) and its subsidiaries on a line-by-line basis.

The Group Net Asset Value Statement has been prepared in Rand. All financial information presented in Rand has been rounded to the nearest thousand.

The Group Net Asset Value Statement required the R&E directors to make judgements, estimates and assumptions that affect the basis of preparation and the reported amounts of assets and liabilities. Actual results may differ from these estimates.

Intra-group balances are eliminated in the preparation of the Group Net Asset Value Statement.

The Group Net Asset Value Statement has not been prepared in terms of IFRS, but on the basis discussed under each heading below: 120

2.1 **Listed investments**

The Group's listed investments, except for the investment in JCI, are based on the VWAP for March 2008 comprising 19 trading days (2007: VWAP for March 2007 comprising 21 trading days).

The value of the JCI investment is based on the Net Asset Value per share of JCI at 31 March 2008 (2007: at 31 March 2007), which is based on the amount disclosed in the JCI Group Net Asset Value Statement, included in Annexure 6a to this circular (2007: as published on 13 December 2007). The JCI value is adjusted to reflect the proposed merger ratio of 95 to 1, as was announced on 6 November 2008.

R&E has accounted for all listed investments under its control and in its possession.

2.2 **Prospecting rights**

Where an agreement has been signed to sell prospecting rights as of the date of approval of the Group Net Asset Value Statement, the value is based on the consideration in the relative agreement. Where no such agreements are in place, but sufficient data and value exists, the R&E directors have determined a value which they believe is reasonable based on valuations performed by independent valuation experts using comparable transactions. All other prospecting rights have been impaired and are disclosed at zero value.

2.3 **Other assets**

Other assets include loans receivable, a payment under settlement agreement and cash and cash equivalents.

2.3.1 Loans receivable

The values of the loans receivable are based on current recoverability supported by signed loan certificates.

2.3.2 Payment under settlement agreement

The value of the outstanding settlement is based on the amount recovered subsequent to 31 March 2008 (2007: Subsequent to 31 March 2007 and up to 13 December 2007).

2.3.3 Cash and cash equivalents

Cash and cash equivalents comprises cash and cash deposits with banking institutions. The carrying amount of cash and cash deposits with banking institutions approximates fair value.

2.4 **Provision for post-retirement medical benefit obligation**

The provision for the post-retirement medical benefit obligation represents the present value of the estimated future cash outflows resulting from employees' services provided.

The Projected Unit Credit Method is used to determine the present value of the defined benefit obligation. An independent actuarial valuation was conducted.

2.5 **Taxation**

2.5.1 Income tax payable

Income tax payable comprises taxation payable, calculated on the basis of the expected taxable income, using the tax rates enacted or substantively enacted at the reporting date, and any adjustment of income tax payable for previous years.

Income tax payable has been calculated based on the best information currently available to management regarding taxable income (including prior year assessments and management's interpretation of current tax law) given the circumstances detailed in note 1 above.

2.5 **Taxation (continued)**

2.5.2 Deferred taxation

Deferred taxation is provided based on temporary differences. Temporary differences are differences between the carrying amounts of assets and liabilities reported in the Group Net Asset Value Statement and their tax base.

The amount of deferred taxation provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities using tax rates enacted or substantively enacted at the reporting date.

A deferred taxation asset is recognised only to the extent that it is probable that future taxable profits will be available against which the associated unused tax losses, unredeemed capital expenditure and deductible temporary differences can be utilised. Deferred taxation assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

2.6 **Trade and other payables**

Trade and other payables include accruals and other amounts payable based on management's best estimate at the reporting date.

2.7 **Contingent assets**

Contingent assets are disclosed when it is probable that they will be realised and are best estimates expected to be recovered. No contingent assets have been included in the Group Net Asset Value Statement as the recoverability cannot be reasonably assured.

NOTES TO THE GROUP NET ASSET VALUE STATEMENT (CONTINUED)

	Note	Number of shares	Value per share (R)	At 31 March 2008 (R'000)
3. LISTED INVESTMENTS				
31 March 2008				
Gold Fields		2 028 684	123.5069	250 556
JCI	3.1	265 935 854	0.2938	78 123
Other listed investments				395
Kelgran		2 324 830	0.1700	395
Total				**329 074**

The value of the investment in Gold Fields is based on the VWAP for March 2008 comprising 19 trading days. The investment in Kelgran is shown at the suspended value of 17 cents per share (the company was suspended on the JSE on 3 September 2007).

3.1 The value of the JCI investment is based on the Net Asset Value per JCI share at 31 March 2008, which is disclosed in the JCI Group Net Asset Value Statement, included in Annexure 6a to this circular. The JCI value is adjusted to reflect the estimated financial impact of the proposed merger ratio of 95 to 1, as was announced on 6 November 2008.

	JCI At 31 March 2008 (Cents)
Net Asset Value per share – JCI Group Net Asset Value Statement	98.83
Net Asset Value per share – adjusted to reflect the proposed merger ratio	29.83

	Notes	Number of shares	Value per share (R)	At 31 March 2007 (R'000)
31 March 2007				
Gold Fields		2 028 684	128.0900	259 854
JCI	3.2	265 935 854	0.3025	80 452
Other listed investments				14 765
Kelgran		2 324 830	0.1408	327
Pan Palladium	3.3	18 100 000	0.7977	14 438
Total				**355 071**

The value of listed investments, except for the investment in JCI (currently suspended on the JSE), is based on the VWAP for March 2007 comprising 21 trading days.

3.2 The value of the JCI investment is based on the Net Asset Value per JCI share at 31 March 2007 which is disclosed in the JCI Group Net Asset Value Statement at 31 March 2007, published on 13 December 2007. The JCI value is adjusted to reflect the estimated financial impact of the proposed merger ratio of 95 to 1, as was announced on 23 April 2007.

	JCI At 31 March 2007 (Cents)
Net Asset Value per share – JCI Group Net Asset Value Statement	103.24
Net Asset Value per share – adjusted to reflect the proposed merger ratio	30.25

3.3 The Pan Palladium shares were sold on 16 October 2007 for AU$0.165 per share realising net proceeds of AU$2 976 047 (equating to R18 162 816).

	At 31 March 2008 (R'000)	At 31 March 2007 (R'000)
4. PROSPECTING RIGHTS – GFO TRANSACTION		
R&E's share of prospecting rights held by FSD	–	217 685

R&E and JCI, and certain of their subsidiaries reached agreement with GFO during October 2007, in terms of which the R&E Group and the JCI Group relinquished their rights in favour of GFO for a collective purchase consideration of R395 million (excluding VAT). On 31 October 2007, R&E shareholders voted unanimously in favour of the transaction. The transaction was concluded in October 2007 and the R&E Group through its 55.11% shareholding in FSD became entitled to R218 million in cash.

	2008 (R'000)	2007 (R'000)
5. OTHER PROSPECTING RIGHTS		
R&E's share of new order prospecting rights held by FSD	76 764	78 700

For further details, refer to note 14.1.

	2008 (R'000)	2007 (R'000)
6. LOANS RECEIVABLE		
R&E's share of FSD's loans receivable	73 969	46 374

For further details, refer to note 14.2.

	2008 (R'000)	2007 (R'000)
7. PAYMENT UNDER SETTLEMENT AGREEMENT		
RAR Kebble	4 000	8 667

On 1 October 2006, R&E concluded a settlement agreement with RAR Kebble. The settlement amount of R30 million payable by RAR Kebble to R&E, was to be repaid in monthly instalments with effect from November 2006 to January 2008. As at 31 March 2007, an amount of R19.2 million was owing to R&E in terms of the settlement agreement. A payment of R8.7 million was received under the settlement agreement between April and July 2007.

With effect from August 2007, further payments under the settlement agreement ceased. As a consequence, R&E cancelled the settlement agreement on 6 November 2007.

On 28 February 2008, R&E, JCI and RAR Kebble, concluded an agreement, the effect of which was to re-commence the settlement agreement concluded between the parties on 1 October 2006, subject to certain modifications. In terms thereof, RAR Kebble was obliged to pay a further R4 million to R&E which was due at 31 March 2008 and was subsequently collected in May 2008.

	2008 (R'000)	2007 (R'000)
8. CASH AND CASH EQUIVALENTS		
Cash and cash deposits	9 225	12 433
R&E's share of FSD's cash and cash equivalents	196 254	–
	205 479	**12 433**

For further details, refer to note 14.

124

	At 31 March 2008 (R'000)	At 31 March 2007 (R'000)
9. PROVISION FOR POST-RETIREMENT MEDICAL BENEFIT OBLIGATION		
Obligation at 31 March	(32 984)	(34 317)

A valuation of this obligation was performed by independent actuaries at 31 March 2008 and 2007, respectively.

	2008 (R'000)	2007 (R'000)
10. INCOME TAX PAYABLE		
South African normal tax	(17 889)	(16 912)
Attributable to:		
R&E and its subsidiaries (excluding FSD group)	(2 702)	(11 968)
FSD group	(15 187)	(4 944)
	(17 889)	**(16 912)**

The above amounts includes income tax payable calculated by management for the R&E Group and includes any related penalties, except as noted in the next paragraph, and interest that may be due.

Income tax payable does not include any additional penalties that may become leviable upon assessment of outstanding returns by SARS as management believes that the R&E Group did not act fraudulently or in any other way to warrant incurring such additional penalties. Based on the ongoing negotiations with SARS, management believes that the penalties and interest calculated is sufficient and that no further penalties will be levied by SARS.

R&E's calculations reflect that R&E had no taxable income from 2002 to the reporting date as R&E was operating at a loss. SARS has, however, queried R&E's tax calculations from 1998 to 2001 and have subsequently recalculated that an amount of R44 million (2007: R39 million) in taxes is payable. R&E has and will continue to contest these queries. Given that such queries are under dispute, management believes that the amount is not payable and therefore no liability for this amount has been raised.

	2008 (R'000)	2007 (R'000)
11. DEFERRED TAXATION		
Unrealised	**(28 328)**	**(28 620)**
Deferred taxation arising on listed investments at 14% (2007: 14.5%)	(6 842)	(5 805)
Deferred taxation arising on other prospecting rights at 28% (2007: 29%)	(21 486)	(22 815)
Realised	–	**(30 750)**
Deferred taxation arising on the GFO transaction at 14% (2007: 14.5%)	–	(29 978)
Deferred taxation arising on the GFO transaction at 28% (2007: 29%)	–	(772)
Total	**(28 328)**	**(59 370)**

The deferred taxation balance comprises temporary differences on listed investments and prospecting rights.

No deferred taxation assets were raised on the post retirement medical benefit obligation and assessable losses of the R&E Group as it is not probable that future taxable profits will be available to utilise the assessable losses or when the related deductible temporary differences are expected to reverse. 125

	At 31 March	
	2008 (R'000)	2007 (R'000)
12. TRADE AND OTHER PAYABLES		
Trade and other payables	(6 066)	(2 848)
PAYE payable	–	(13 528)
VAT payable	(3 137)	(2 908)
	(9 203)	**(19 284)**

PAYE payable

R&E engaged independent tax advisors during 2006 who completed a PAYE audit and determined the amount payable, including penalties and interest thereon to be R13.5 million at 31 March 2007. Their report was submitted to SARS during 2007 and R&E settled the PAYE payable with SARS before 31 March 2008.

VAT payable

R&E engaged independent tax advisors who completed a VAT audit and determined the VAT payable, excluding penalties and interest thereon. Management added penalties and interest to the VAT payable. The penalties calculated by management, however, excluded the 200% section 60 VAT penalty as defined in the VAT Act, as R&E believes they did not act fraudulently. The report of the independent tax advisors has been submitted to SARS during the calendar year 2007. R&E has had various meetings with SARS but still awaits their final decision regarding settlement.

13. **ISSUED SHARES**

For the purpose of calculating the net shares in issue, the total number of shares in issue of R&E (issued share capital) has been notionally reduced by approximately 3 million R&E shares.

R&E has identified 2 943 087 R&E shares for possible cancellation in its issued share capital (which shares constitute a portion of the consideration shares purportedly issued and allotted on account of the Phikoloso transaction in respect of which R&E has asserted a claim against JCI), on the basis that such shares are alleged to have been issued for no value received.

The said shares have been identified to be in the possession of Letseng Diamonds. R&E have been informed by JCI that the shares in question were pledged by JCI to Letseng Diamonds, as security for a loan made by Letseng Diamonds to JCI.

R&E has been further informed by JCI that upon the repayment of the loan by JCI to Letseng Diamonds, the shares will be returned to JCI, whereupon JCI has undertaken to return such shares to R&E for cancellation. R&E has noted JCI's undertaking in respect of the 2 943 087 R&E shares without prejudice and/or waiver of any of its rights and entitlements which it may enjoy in consequence of the void issue and allotment of any of its shares.

	Notes	At 31 March 2008 (R'000)	2007 (R'000)
		R&E's 55.11% proportionate share	
14. FSD'S NET ASSET VALUE			
ASSETS			
Prospecting rights – GFO transaction		–	217 685
Other prospecting rights	14.1	76 764	78 700
Loans receivable	14.2	73 969	46 374
Cash and cash equivalents		196 254	-
Total assets		**346 987**	**342 759**
LIABILITIES			
Income tax payable		(15 187)	(4 944)
Deferred taxation		(21 486)	(53 565)
Total liabilities		**(36 673)**	**(58 509)**
Net assets		**310 314**	**284 250**

14.1 Other prospecting rights

R&E is the beneficial owner of various prospecting rights held through its 55.11% shareholding in the issued share capital of FSD.

The prospecting rights comprise primarily of the Du Preez Leger project. The Du Preez Leger Project comprises four exploration areas in the Free State Province; namely the Du Preez Leger/Jonkersrust 72 area, the Vermeulenskraal area, the Rebelkop area and the Tweepan area. The project area is located in the Free State goldfield of the Witwatersrand Basin. The areas of interest are located on exploration rights which are held by FSD.

During November 2008, management commissioned an independent third party valuation expert to compile an Independent Techno-Economic Valuation report, in the form of a Competent Persons Report ("CPR") on the mineral assets of the Du Preez Leger project.

The inferred resource was valued based on the following information:

	In Situ Grade g/t	Gold Content Moz	Area Hectare	Value per ounce US Dollar	US Dollar million	Rand/ US Dollar	Rand million	Value per hectare Rand
Du Preez Leger/ Jonkersrust	5.17	4.99	1 131	2.10	10.470	8.20	85.858	75 909
Vermeulenskraal	4.99	4.30	914	2.10	9.028	8.20	74.030	81 040
Millo/Tweepan	3.86	0.85	355	2.10	1.775	8.20	14.555	40 999
Total/Average	**4.95**	**10.14**	**2 400**	**2.10**	**21.273**	**8.20**	**174.443**	**66 104**

The Rebelkop area does not have any estimated mineral resources, and was valued using a value per hectare of R20 000, as determined relative to other areas, as detailed below:

	Area Hectare	Value per hectare Rand	Rand million
Resource Area			
Rebelkop	690	20 000	13.791

127

14.1 **Other prospecting rights (continued)**

Using comparable transactions, the prospecting rights were valued at R188 million at 31 March 2008.

	R'000
Du Preez Leger/Jonkersrust 72	85 858
Vermeulenskraal	74 030
Tweepan	14 555
Rebelkop	13 791
Valuation per CPR	188 234
Adjusted for BEE dilution	48 941[1]
After BEE dilution	139 293
R&E's 55.11% proportionate share at 31 March 2008	76 764

For the March 2007 value, management commissioned an independent third party mineral project evaluation expert to evaluate the mineralisation of the Du Preez Leger project and place a value thereon. A value of R193 million was placed on the project based on this exercise.

A CPR was not obtained to support this value and the valuation at 31 March 2007 was based on reserves and not inferred resources. Management believed that this valuation was the best estimate of fair value for the Du Preez Leger project based on comparable transations at the time. The valuation also placed no value on the Rebelkop and the Tweepan areas as these areas did not have reported reserves.

	R'000
Du Preez Leger/Jonkersrust 72	134 792
Vermeulenskraal	58 188
	192 980
Adjusted for BEE dilution	50 174[1]
After BEE dilution	142 806
R&E's 55.11% proportionate share at 31 March 2007	78 700

(1) Management has adjusted the value of these prospecting rights on the basis that 26% thereof will be attributable in terms of the black economic empowerment requirements of the Minerals and Petroleum Resources Development Act.

	At 31 March	
	2008 (R'000)	2007 (R'000)
14.2 Loans receivable		
FSD loan to the JCI Group	51 176	46 374
Goldridge loan to the JCI Group	22 793	–
	73 969	46 374

FSD has a loan receivable from the JCI Group to the value indicated above. The R&E board believes that this amount is fully recoverable from the JCI Group. This loan is accounted for as a loan payable by the JCI Group at 31 March 2008. The loan is secured over a pledge of 79 million JCI Limited shares, bears interest at the bank prime lending rate and no formal terms of repayment have been established.

Goldridge, a 100% subsidiary of FSD, has a loan receivable from the JCI Group to the value indicated above. The R&E board believes that this amount is fully recoverable from the JCI Group. This loan is accounted for as a loan payable by the JCI Group at 31 March 2008. The loan is secured over a pledge of 1.666 million Gold Fields shares which came into effect on 20 May 2008, bears interest at the bank prime lending rate and no formal terms of repayment have been established.

128

NOTES TO THE GROUP NET ASSET VALUE STATEMENT (CONTINUED)

15. **CONTINGENT ASSETS – CLAIMS AGAINST THIRD PARTIES (EXCLUDING THE JCI GROUP)**

R&E has identified various claims against third parties which R&E is proceeding with. Such claims could be substantial, although there is no guarantee that such claims will result in awards being granted in favour of R&E or for that matter that R&E will be able to make successful recoveries in respect thereof.

16. **ENCUMBRANCES**

No significant assets have been encumbered or pledged.

17. **CONSOLIDATED BALANCE SHEET AT 31 MARCH 2008**

The Group Net Asset Value Statement has not been prepared in accordance with IFRS or other generally accepted accounting principles. The consolidated balance sheet at 31 March 2008 as included in Annexure 8a to this circular, has been prepared in accordance with the recognition and measurement requirements of IFRS and has been approved by the directors of R&E on 21 November 2008 and on which KPMG issued a qualified review conclusion, dated 21 November 2008. Users are referred to this consolidated balance sheet for a better understanding of the company's consolidated financial position at 31 March 2008, prepared in accordance with the recognition and measurement requirements of IFRS.

INDEPENDENT AUDITOR'S LIMITED ASSURANCE REPORT IN RESPECT OF THE GROUP NET ASSET VALUE STATEMENT OF R&E AT 31 MARCH 2008

"The Directors
Randgold & Exploration Company Limited
10 Benmore Road
Sandton
2146

21 November 2008

Dear Sirs

INDEPENDENT AUDITOR'S LIMITED ASSURANCE REPORT IN RESPECT OF THE GROUP NET ASSET VALUE STATEMENT OF RANDGOLD & EXPLORATION COMPANY LIMITED AT 31 MARCH 2008

We have performed our limited assurance engagement on the Group Net Asset Value Statement of Randgold & Exploration Company Limited at 31 March 2008 and accompanying notes thereto ("the Notes"), as set out in Annexure 5a of the circular to Randgold & Exploration Limited shareholders dated on or about 28 November 2008 ("the circular") ("the Group Net Asset Value Statement") in which this report is included.

Directors' responsibility for the Group Net Asset Value Statement

The Randgold & Exploration Company Limited directors are responsible for the preparation and presentation of the Group Net Asset Value Statement in accordance with the basis of preparation, set out in the Notes to the Group Net Asset Value Statement, for the purpose of providing the shareholders of Randgold & Exploration Company Limited with financial information relevant to the proposed merger of the company with JCI Limited, as referred to in the Notes. This responsibility includes determining that the basis of preparation is an acceptable basis for preparing and presenting the Group Net Asset Value Statement and making accounting estimates, which, in the opinion of the Randgold & Exploration Company Limited directors, are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to conclude on whether the Group Net Asset Value Statement at 31 March 2008 as reflected in Annexure 5a to the circular has been prepared on the basis of preparation set out in the Notes, based on the procedures performed by us in a limited assurance engagement. There are no International Standards on Auditing (Engagement Standards) applicable to an engagement of this nature. In these circumstances, we applied our professional judgement in planning and performing our procedures to obtain limited assurance on the Group Net Asset Value Statement in accordance with the basis of preparation set out in the Notes. Our evidence gathering procedures are more limited than for a reasonable assurance engagement, and therefore less assurance is obtained than in a reasonable assurance engagement. We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion.

Summary of work performed

Our work included making enquiries of management and performing procedures to obtain evidence in respect of the amounts and disclosures in the Group Net Asset Value Statement in accordance with the basis of preparation set out in the Notes. We have evaluated the appropriateness of the basis of preparation in the circumstances and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the Group Net Asset Value Statement.

Conclusion

Based on the procedures performed by us, nothing has come to our attention that causes us to believe that the Group Net Asset Value Statement at 31 March 2008 has not been prepared, in all material respects, on the basis of preparation set out in the Notes.

Emphasis of matters

As indicated, the Group Net Asset Value Statement is prepared in accordance with the basis of preparation, set out in the Notes, for the purpose of providing the shareholders of Randgold & Exploration Company Limited with financial information relevant to the proposed merger, as referred to in the Notes. The Group Net Asset Value Statement and our limited assurance report may not be suitable for any other purpose.

The Group Net Asset Value Statement and our limited assurance report thereon is in addition to the Group Net Asset Value Statement at 31 March 2008, approved on 23 July 2008, which has been prepared for purposes of providing shareholders of Randgold & Exploration Company Limited with financial information relevant to the resolution of the dispute with JCI Limited, and our limited assurance report thereon, dated 23 July 2008, included in the Information Update issued on 24 July 2008.

KPMG Inc.
Registered Auditor

Per C H Basson
Chartered Accountants (SA)
Registered Auditor
Director

21 November 2008

KPMG Crescent
85 Empire Road
Parktown
2193
Johannesburg, South Africa"

131

UNAUDITED GROUP NET ASSET VALUE STATEMENT OF R&E AT 31 OCTOBER 2008

RANDGOLD

Randgold & Exploration Company Limited
(Incorporated in the Republic of South Africa)
(Registration number 1992/005642/06)
Share code: RNG ISIN: ZAE000008819 (Suspended)
("R&E")

DIRECTORS' RESPONSIBILITY STATEMENT

The R&E directors are responsible for the preparation and presentation of the Group Net Asset Value Statement of R&E at 31 October 2008 and accompanying Notes as set out in this annexure.

The Group Net Asset Value Statement has been prepared in accordance with the basis of preparation set out in the accompanying Notes, for the purpose of providing the shareholders with financial information relevant to the proposed merger between R&E and JCI. The Group Net Asset Value Statement has not been prepared in accordance with IFRS or other generally accepted accounting principles.

The R&E directors' responsibility includes determining that the basis of preparation is an acceptable basis for preparing and presenting the Group Net Asset Value Statement and accompanying Notes, and making accounting estimates, which, in the opinion of the R&E directors, are reasonable in the circumstances.

The Group Net Asset Value Statement at 31 October 2008 has not been reviewed by or reported on by KPMG, the independent auditor of R&E.

Approval of the Group Net Asset Value Statement

The Group Net Asset Value Statement at 31 October 2008 and accompanying Notes were approved by the R&E board on 21 November 2008 and are signed on its behalf by:

David Kovarsky
Chairman

Marais Steyn
Chief Executive Officer

RANDGOLD & EXPLORATION COMPANY LIMITED
GROUP NET ASSET VALUE STATEMENT AT

	Notes	Unaudited 31 October 2008 (R'000)	31 March† 2008 (R'000)
ASSETS			
Listed investments	3	**189 215**	**329 074**
Gold Fields		143 895	250 556
JCI		45 320	78 123
Other listed investments		–	395
Prospecting rights	4	**76 764**	**76 764**
Other assets		**284 867**	**283 448**
Loans receivable	5	110 576	73 969
Payment under settlement agreement	6	–	4 000
Cash and cash equivalents	7	174 291	205 479
Total assets		**550 846**	**689 286**
LIABILITIES			
Other liabilities		**(64 820)**	**(88 404)**
Provision for post-retirement medical benefit obligation	8	(32 735)	(32 984)
Income tax payable	9	(15 919)	(17 889)
Deferred taxation	10	(8 748)	(28 328)
Trade and other payables	11	(7 418)	(9 203)
Total liabilities		**(64 820)**	**(88 404)**
Net assets		**486 026**	**600 882**

ISSUED SHARES	12	**Number of shares**	**Number of shares**
Number of shares in issue		74 813 128	74 813 128
Shares identified for possible cancellation		(2 943 087)	(2 943 087)
Net shares in issue		71 870 041	71 870 041
Net asset value per share (Cents)		**676.25**	**836.07**

† Reported on in terms of a limited assurance report issued by KPMG, the independent auditor of R&E as included in Annexure 5b to this circular.

NOTES TO THE GROUP NET ASSET VALUE STATEMENT

1. PURPOSE OF THE GROUP NET ASSET VALUE STATEMENT

On 31 March 2006, R&E published provisional unaudited and unreviewed financial results for the years ended 31 December 2005 and 2004, and restated provisional results for the year ended 31 December 2003 ("provisional results").

In the accompanying commentary to these provisional results, the R&E directors indicated, *inter alia*, that due to the extent of the misappropriations, for which details were included in the commentary, there may be other material events and circumstances of which the R&E directors are not aware of and which may have a material effect on R&E. These may affect the completeness and accuracy of the information reflected in the provisional results and/or may have the effect that the provisional results do not reflect a true and complete account of the financial and other affairs of R&E. In these circumstances the R&E directors disclaimed any liability in respect of the accuracy, correctness and/or completeness of the information reflected in the provisional results. This is still the position.

KPMG was appointed as the independent auditor of R&E during October 2005. In view of the uncertainties relating to the provisional results and the disclaimer by the R&E directors, they were unable to, and did not, express an audit or review opinion on the provisional results. This is still the position.

On 14 July 2008, R&E announced, *inter alia,* that, the company is pursuing all options at its disposal to resolve the disputes with JCI. The options included the proposed merger of R&E and JCI, as announced on 23 April 2007, a settlement on commercial terms similar to that of the proposed merger or, finally, the less attractive option of arbitration. On 22 July 2008, the company published a joint announcement with JCI which stated that R&E and JCI had concluded an MOU, in terms of which, the companies would endeavour to conclude a binding settlement agreement within 21 days, which upon its implementation would result in a full and final settlement of all claims by R&E against JCI and *vice versa*. On 26 August 2008, the company announced that it had not been able to enter into a settlement agreement with JCI as envisaged in the MOU signed by the companies and furthermore had not been able to consummate the proposed merger as contemplated in the joint SENS announcement of 23 April 2007. A further joint announcement on 6 November 2008 indicated that the merger negotiations with JCI having been revisited, the companies would, subject *inter alia* to the requisite regulatory and shareholder approvals, seek to merge in an attempt to resolve the impasse between them in a commercially prudent manner as opposed to immediate arbitration. The Boards of R&E and JCI indicated in the announcement that they had each resolved to proceed with the merger of the companies based on a merger ratio of one R&E share in exchange for every 95 JCI shares (which is the ratio proposed in the announcement of 23 April 2007).

Because the R&E directors are still unable to prepare a complete set of financial statements for the years ended 31 December 2004, 2005, 2006 and 2007, in accordance with IFRS, the R&E directors have prepared a Group Net Asset Value Statement, on the basis set out in note 2. The R&E directors consider the Group Net Asset Value Statement, including the accompanying Notes, suitable in the circumstances for the purpose of providing its shareholders with financial information relevant to the proposed merger with JCI.

2. BASIS OF PREPARATION

The Group Net Asset Value Statement has been prepared from information available to the R&E directors and may not be complete for the reasons given in note 1 above. In particular, the Group Net Asset Value Statement excludes all claims and counter claims between the R&E Group and the JCI Group.

Other than for these claims, the Group Net Asset Value Statement includes all known significant assets and liabilities of R&E, its subsidiaries and a proportionate share of the assets and liabilities of FSD (FSD is a 55.11% subsidiary of R&E) and its subsidiaries on a line-by-line basis.

The Group Net Asset Value Statement has been prepared in Rand. All financial information presented in Rand has been rounded to the nearest thousand.

The Group Net Asset Value Statement required the R&E directors to make judgements, estimates and assumptions that affect the basis of preparation and the reported amounts of assets and liabilities. Actual results may differ from these estimates.

Intra-group balances are eliminated in the preparation of the Group Net Asset Value Statement.

134

2. BASIS OF PREPARATION (CONTINUED)

The Group Net Asset Value Statement has not been prepared in terms of IFRS, but on the basis discussed under each heading below:

2.1 Listed investments

The Group's listed investments, except for the investment in JCI, are based on the VWAP for October 2008 comprising 23 trading days and in respect of the Group Net Asset Value Statement at 31 March 2008, based on the VWAP for March 2008, comprising 19 trading days.

The value of the JCI investment is based on the Net Asset Value per share of JCI at 31 October 2008 (comparative at 31 March 2008), as disclosed in the JCI Group Net Asset Value Statement as at 31 October 2008 and 31 March 2008, respectively. The JCI value has been adjusted to reflect the proposed merger ratio of 95 to 1, as further set out in terms of the proposed merger between R&E and JCI.

R&E has accounted for all listed investments under its control and in its possession.

2.2 Prospecting rights

Where an agreement has been signed to sell prospecting rights as of the date of approval of the Group Net Asset Value Statement, the value is based on the consideration in the relative agreement. Where no such agreements are in place, but sufficient data and value exists, the R&E directors have determined a value which they believe is reasonable based on valuations performed by independent valuation experts using comparable transactions. All other prospecting rights have been impaired and are disclosed at zero value.

2.3 Other assets

Other assets include loans receivable, a payment under settlement agreement and cash and cash equivalents.

2.3.1 Loans receivable

The values of the loans receivable are based on current recoverability supported by signed loan certificates in respect of loans receivable as at 31 October 2008 and 31 March 2008, respectively.

2.3.2 Payment under settlement agreement

The value of the outstanding settlement is based on the amount recovered subsequent to 31 March 2008.

2.3.3 Cash and cash equivalents

Cash and cash equivalents comprises cash and cash deposits with banking institutions. The carrying amount of cash and cash deposits with banking institutions approximates fair value.

2.4 Provision for post-retirement medical benefit obligation

The provision for the post-retirement medical benefit obligation represents the present value of the estimated future cash outflows resulting from employees' services provided.

The Projected Unit Credit Method is used to determine the present value of the defined benefit obligation. An independent actuarial valuation was conducted as at 31 March 2008 and rolled forward by the directors to 31 October 2008.

2. **BASIS OF PREPARATION (continued)**

2.5 **Taxation**

2.5.1 Income tax payable

Income tax payable comprises taxation payable, calculated on the basis of the expected taxable income, using the tax rates enacted or substantively enacted at the reporting date, and any adjustment of income tax payable for previous years.

Income tax payable has been calculated based on the best information currently available to management regarding taxable income (including prior year assessments and management's interpretation of current tax law) given the circumstances detailed in note 1 above.

2.5.2 Deferred taxation

Deferred taxation is provided based on temporary differences. Temporary differences are differences between the carrying amounts of assets and liabilities reported in the Group Net Asset Value Statement and their tax base.

The amount of deferred taxation provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities using tax rates enacted or substantively enacted at the reporting date.

A deferred taxation asset is recognised only to the extent that it is probable that future taxable profits will be available against which the associated unused tax losses, unredeemed capital expenditure and deductible temporary differences can be utilised. Deferred taxation assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

2.6 **Trade and other payables**

Trade and other payables include accruals and other amounts payable based on management's best estimate at the reporting date.

2.7 **Contingent assets**

Contingent assets are disclosed when it is probable that they will be realised and are best estimates expected to be recovered. No contingent assets have been included in the Group Net Asset Value Statement as the recoverability cannot be reasonably assured.

	Note	Number of shares	Value per share (R)	31 October 2008 (R'000)
3. INVESTMENTS				
31 October 2008				
Gold Fields		2 028 684	70.9300	143 895
JCI	a	265 935 854	0.1704	45 320
Unlisted investments				
Kelgran Ltd		2 324 830	–	–
Total				**189 215**

The value of the investment in Gold Fields is based on the VWAP for October 2008 comprising 23 trading days. The investment in Kelgran has been fully impaired as the company was de-listed on 28 July 2008.

a The value of the JCI investment is based on the Net Asset Value per JCI share at 31 October 2008, which is disclosed in the JCI Group Net Asset Value Statement, as set out in Annexure 6c to this circular. The JCI value is adjusted to reflect the proposed merger ratio of 95 to 1 as referred to in this circular.

	JCI Unaudited At 31 October 2008 (Cents)
Net Asset Value per share – JCI Group Net Asset Value Statement	50.54
Net Asset Value per share – adjusted to reflect the proposed merger ratio	17.04

	Note	Number of shares	Value per share (R)	31 March 2008 (R'000)
Gold Fields		2 028 684	123.5069	250 556
JCI	b	265 935 854	0.2938	78 123
Other listed investments				395
Kelgran		2 324 830	0.1700	395
Total				**329 074**

The value of the investment in Gold Fields is based on the VWAP for March 2008 comprising 19 trading days. The investment in Kelgran is shown at the suspended value of 17 cents per share (the company was suspended on the JSE on 3 September 2008).

b The value of the JCI investment is based on the Net Asset Value per JCI share at 31 March 2008 which is disclosed in the JCI Group Net Asset Value Statement at 31 March 2008, as set out in Annexure 6a to this circular. The JCI value is adjusted to reflect the estimated financial impact of the proposed merger ratio of 95 to 1, as was announced on 23 April 2007.

	JCI At 31 March 2008 (Cents)
Net Asset Value per share – JCI Group Net Asset Value Statement	98.83
Net Asset Value per share – adjusted to reflect the proposed merger ratio	29.38

	Unaudited 31 October 2008 (R'000)	31 March 2008 (R'000)
4. PROSPECTING RIGHTS		
R&E's share of new order prospecting rights held by FSD	76 764	76 764

For further details, refer to note 13.1.

5. LOANS RECEIVABLE		
R&E's share of FSD's loans receivable	110 576	73 969

For further details, refer to note 13.2.

6. PAYMENT UNDER SETTLEMENT AGREEMENT		
RAR Kebble	–	4 000

On 28 February 2008, R&E, JCI and RAR Kebble, concluded an agreement, the effect of which was to re-commence the settlement agreement concluded between the parties on 1 October 2006, subject to certain modifications. In terms thereof, RAR Kebble was obliged to pay a further R4 million to R&E which was due at 31 March 2008 and was subsequently collected in May 2008.

7. CASH AND CASH EQUIVALENTS		
Cash and cash deposits	3 576	9 225
R&E's share of FSD's cash and cash equivalents	170 715	196 254
	174 291	**205 479**

For further details, refer to note 13.

8. PROVISION FOR POST-RETIREMENT MEDICAL BENEFIT OBLIGATION		
Obligation	(32 735)	(32 984)

A valuation of this obligation was performed by independent actuaries as at 31 March 2008 and rolled forward by the directors to 31 October 2008.

	Unaudited 31 October 2008 (R'000)	31 March 2008 (R'000)
9. INCOME TAX PAYABLE		
South African normal tax	(15 919)	(17 889)
Attributable to:		
R&E and its subsidiaries (excluding FSD group)	(1 832)	(2 702)
FSD group	(14 087)	(15 187)
	(15 919)	**(17 889)**

The above amounts include income tax payable calculated by management for the R&E Group and include any related penalties, except as noted in the next paragraph, and interest that may be due.

Income tax payable does not include any additional penalties that may become leviable upon assessment of outstanding returns by SARS as management believes that the R&E Group did not act fraudulently or in any other way to warrant incurring such additional penalties. Based on the ongoing negotiations with SARS, management believes that the penalties and interest calculated is sufficient and that no further penalties will be levied by SARS.

R&E's calculations reflect that R&E had no taxable income from 2002 to the reporting date as R&E was operating at a loss. SARS has, however, queried R&E's tax calculations from 1998 to 2001 and have subsequently recalculated that an amount of R47 million (31 March 2008: R44 million) in taxes is payable. R&E has and will continue to contest these queries. Given that such queries are under dispute, management believes that the amount is not payable and therefore no liability for this amount has been raised.

	Unaudited 31 October 2008 (R'000)	31 March 2008 (R'000)
10. DEFERRED TAXATION		
Deferred taxation arising on listed investments at 14%	12 738	(6 842)
Deferred taxation arising on other prospecting rights at 28%	(21 486)	(21 486)
Total	**(8 748)**	**(28 328)**

The deferred taxation balance comprises temporary differences on listed investments and prospecting rights.

No deferred taxation assets were raised on the post retirement medical benefit obligation and assessable losses of the R&E Group as it is not probable that future taxable profits will be available to utilise the assessable losses or when the related deductible temporary differences are expected to reverse.

	Unaudited 31 October 2008 (R'000)	31 March 2008 (R'000)
11. TRADE AND OTHER PAYABLES		
Trade and other payables	–	(6 066)
Short-term loan (refer to note 13.2)	(4 281)	–
VAT payable	(3 137)	(3 137)
	(7 418)	**(9 203)**

VAT payable

R&E engaged independent tax advisors who completed a VAT audit and determined the VAT payable, excluding penalties and interest thereon. Management added penalties and interest to the VAT payable. The penalties calculated by management, however, excluded the 200% section 60 VAT penalty as defined in the VAT Act, as R&E believes they did not act fraudulently. The report of the independent tax advisors has been submitted to SARS during calendar year 2007. R&E has had various meetings with SARS but still awaits their final decision regarding settlement.

12. **ISSUED SHARES**

For the purpose of calculating the net shares in issue, the total number of shares in issue of R&E (issued share capital) has been notionally reduced by approximately 3 million R&E shares.

R&E has identified 2 943 087 R&E shares for possible cancellation in its issued share capital (which shares constitute a portion of the consideration shares purportedly issued and allotted on account of the Phikoloso transaction in respect of which R&E has asserted a claim against JCI), on the basis that such shares are alleged to have been issued for no value received.

The said shares have been identified to be in the possession of Letseng Diamonds. R&E have been informed by JCI that the shares in question were pledged by JCI to Letseng Diamonds, as security for a loan made by Letseng Diamonds to JCI.

R&E has been further informed by JCI that upon the repayment of the loan by JCI to Letseng Diamonds, the shares will be returned to JCI, whereupon JCI has undertaken to return such shares to R&E for cancellation. R&E has noted JCI's undertaking in respect of the 2 943 087 R&E shares without prejudice and/or waiver of any of its rights and entitlements which it may enjoy in consequence of the void issue and allotment of any of its shares.

140

	Notes	Unaudited 31 October 2008 (R'000)	31 March 2008 (R'000)
		R&E's 55.11% proportionate share	
13. FSD'S NET ASSET VALUE			
ASSETS			
Prospecting rights	13.1	76 764	76 764
Loans receivable	13.2	115 831	73 969
Cash and cash equivalents		170 715	196 254
Total assets		**363 310**	**346 987**
LIABILITIES			
Income tax payable		(14 087)	(15 187)
Deferred taxation		(21 486)	(21 486)
Total liabilities		**(35 573)**	**(36 673)**
Net assets		**327 737**	**310 314**

13.1 **Prospecting rights**

R&E is the beneficial owner of various prospecting rights held through its 55.11% shareholding in the issued share capital of FSD.

The prospecting rights comprise primarily of the Du Preez Leger project. The Du Preez Leger Project comprises four exploration areas in the Free State Province; namely the Du Preez Leger/Jonkersrust 72 area, the Vermeulenskraal area, the Rebelkop area and the Tweepan area. The project area is located in the Free State goldfield of the Witwatersrand Basin. The areas of interest are located on exploration rights which are held by FSD.

During November 2008, management commissioned an independent third party valuation expert to compile an Independent Techno-Economic Valuation report, in the form of a Competent Persons Report ("CPR") on the mineral assets of the Du Preez Leger project.

The inferred resource was valued based on the following information:

	In Situ Grade g/t	Gold Content Moz	Area Hectare	Value per ounce US Dollar	US Dollar million	Rand/ US Dollar	Rand million	Value per hectare Rand
Resource Area								
Du Preez Leger/ Jonkersrust	5.17	4.99	1 131	2.10	10.470	8.20	85.858	75 909
Vermeulenskraal	4.99	4.30	914	2.10	9.028	8.20	74.030	81 040
Millo/Tweepan	3.86	0.85	355	2.10	1.775	8.20	14.555	40 999
Total/Average	**4.95**	**10.14**	**2 400**	**2.10**	**21.273**	**8.20**	**174.443**	**66 104**

The Rebelkop area does not have any estimated mineral resources, and was valued using a value per hectare of R20 000, as determined relative to other areas, as detailed below:

	Area Hectare	Value per hectare Rand	Rand million
Resource Area			
Rebelkop	690	20 000	13.791

13. FSD'S NET ASSET VALUE (continued)

13.1 Prospecting rights (continued)

Using comparable transactions, the prospecting rights were valued at R188 million at 31 March 2008.

	R'000
Du Preez Leger/Jonkersrust 72	85 858
Vermeulenskraal	74 030
Tweepan	14 555
Rebelkop	13 791
Valuation per CPR	188 234
Adjusted for BEE dilution	48 941[1]
After BEE dilution	139 293
R&E's 55.11% proportionate share	76 764

In the opinion of the directors, there have been no circumstances or events that have changed the value of the prospecting rights from 31 March 2008 to 31 October 2008.

(1) Management has adjusted the value of these prospecting rights on the basis that 26% thereof will be attributable in terms of the black economic empowerment requirements of the Minerals and Petroleum Resources Development Act.

	Unaudited 31 October 2008 (R'000)	31 March 2008 (R'000)
13.2 Loans receivable		
FSD loan to the JCI Group	55 929	51 176
Goldridge loan to R&E Group	5 256	–
Goldridge loan to the JCI Group	54 646	22 793
	115 831	**73 969**

FSD has a loan receivable from the JCI Group to the value indicated above. The R&E board believes that this amount is fully recoverable from the JCI Group. This loan is accounted for as a loan payable by the JCI Group at 31 October 2008. The loan is secured over a pledge of 79 million JCI Limited shares, bears interest at the bank prime lending rate and no formal terms of repayment have been established.

The Goldridge loan to R&E Group is eliminated in the preparation of the Group Net Asset Value Statement of R&E and is therefore not included in the assets of R&E.

Goldridge, a 100% subsidiary of FSD, has a loan receivable from the JCI Group to the value indicated above. The R&E board believes that this amount is fully recoverable from the JCI Group. This loan is accounted for as a loan payable by the JCI Group at 31 October 2008. The loan is secured over a pledge of 1.666 million Gold Fields shares which came into effect on 20 May 2008, bears interest at the bank prime lending rate and no formal terms of repayment have been established.

14. CONTINGENT ASSETS – CLAIMS AGAINST THIRD PARTIES (EXCLUDING THE JCI GROUP)

R&E has identified various claims against third parties which R&E is proceeding with. Such claims could prove to be substantial, although there is no guarantee that such claims will result in awards being granted in favour of R&E or for that matter that R&E will be able to make successful recoveries in respect thereof.

15. ENCUMBRANCES

No significant R&E assets have been encumbered or pledged.

JCI GROUP NET ASSET VALUE STATEMENT AT 31 MARCH 2008

JCI LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1894/000854/06)
Share code: JCD (Suspended)
ISIN: ZAE0000039681
("JCI" or "the Company")

DIRECTORS' RESPONSIBILITY STATEMENT

The JCI directors are responsible for the preparation and presentation of the Group NAV Statement of JCI at 31 March 2008 and accompanying Notes as set out in this annexure.

The Group NAV Statement has been prepared in accordance with the basis of preparation set out in the accompanying Notes for the purpose of providing the shareholders with financial information relevant to the proposed merger between JCI and R&E, and has not been prepared in accordance with IFRS or other generally accepted accounting principles.

The JCI directors' responsibility includes determining that the basis of preparation is an acceptable basis for preparing and presenting the Group NAV Statement and accompanying Notes, and making accounting estimates, which, in the opinion of the JCI directors, are reasonable in the circumstances.

KPMG Inc, the independent auditor is responsible for reporting on whether, based on the auditor's procedures arising from a limited assurance engagement, the Group NAV Statement at 31 March 2008 has been prepared, in all material respects, in accordance with the basis of preparation set out in the accompanying Notes. KPMG's limited assurance report has been set out in Annexure 6b to this circular.

Approval of the Group NAV Statement

The Group NAV Statement at 31 March 2008 and accompanying Notes were approved by the JCI board on 21 November 2008 and signed on its behalf by:

Peter Henry Gray
Chief Executive Officer

Leslie Arthur Maxwell
Financial Director

GROUP NET ASSET VALUE STATEMENT

	Notes	At 31 March 2008 R'000	At 31 March 2007 R'000
ASSETS			
Listed investments	3	**1 705 101**	**1 979 915**
Goldfields		1 449 293	1 720 817
R&E		189 596	178 094
Other listed investments		64 205	81 004
Derivative instruments		2 007	–
Unlisted investments		**530 113**	**477 198**
Boschendal	4	160 988	127 043
Jaganda	5	284 302	283 755
Businesses held for sale	6	68 823	66 400
Loans	7	16 000	–
Prospecting rights		**62 528**	**246 421**
Prospecting rights – GFO transaction	8	–	182 315
Other prospecting rights	9	62 528	64 106
Other assets		**254 045**	**56 547**
Investment properties	10	30 498	6 100
Share of cash in associate	11	159 860	-
Cash and cash equivalents	12	63 687	50 447
Total assets		**2 551 787**	**2 760 081**
LIABILITIES			
Investec raising fee	13	(373 335)	(373 335)
Income tax payable	14	(12 371)	(76 093)
Deferred taxation	15	(20 066)	(46 287)
Trade and other payables	16	(147 068)	(175 979)
Total liabilities		**(552 840)**	**(671 694)**
Net assets		**1 998 947**	**2 088 387**
		Number of shares	**Number of shares**
ISSUED SHARES	17		
Number of shares in issue		2 224 798 993	2 224 798 993
Treasury shares		(202 115 127)	(202 024 776)
Net shares in issue		**2 022 683 866**	**2 022 774 217**
Group NAV per share (Rand)		0.9883	1.0324

144

NOTES TO THE GROUP NAV STATEMENT AT 31 MARCH 2008

1. **PURPOSE OF THE GROUP NAV STATEMENT**

On 7 April 2006, JCI published unreviewed, unaudited and restated provisional financial results for the six months ended 30 September 2005, and for each of the years ended 31 March 2004 and 31 March 2005 ("provisional results").

In the accompanying commentary to these provisional results, the JCI directors indicated, *inter alia*, that due to the extent of the misappropriations, for which details were disclosed in the commentary, there may be other material events and circumstances of which the JCI directors are not aware of and which may have a material effect on JCI. These may affect the completeness and accuracy of the information reflected in the provisional results and/or may have the effect that the provisional results do not reflect a true and complete account of the financial and other affairs of JCI. In these circumstances the JCI directors disclaimed any liability in respect of the accuracy, correctness and/or completeness of the information reflected in the provisional results. This is still the position.

KPMG was appointed as the independent auditor of JCI during October 2005. In view of the uncertainties relating to the provisional results, and the disclaimer by the JCI directors, they were unable to, and did not, express an audit or review opinion on the provisional results. This is still the position.

On 15 March 2007, JCI and R&E published an update to shareholders and on 23 April 2007, JCI and R&E announced their intention to merge. Because the JCI directors are still unable to prepare a complete set of financial statements for the years ended 31 March 2005, 2006, 2007 and 2008, in accordance with IFRS, the JCI directors have prepared a Group NAV Statement on the basis set out in note 2. The JCI directors consider the Group NAV Statement, including the accompanying Notes, suitable in the circumstances for the purpose of providing shareholders with financial information relevant to the proposed merger with R&E.

2. **BASIS OF PREPARATION**

The Group NAV Statement has been prepared from information available to the JCI directors and may not be complete for the reasons given in note 1 above. In particular, the Group NAV Statement excludes major claims and counter claims between JCI and R&E.

Other than for these claims, the Group NAV Statement includes all known significant assets and liabilities of the JCI Group and associate companies. The Group NAV Statement includes JCI's proportionate share of FSD's (a 44.9% associate of JCI) assets and liabilities on a line by line basis.

The Group NAV Statement has been prepared in Rands. All financial information is presented in Rands and has been rounded to the nearest thousand. Foreign currency monetary and non-monetary items are reported using the closing rate at 31 March 2008.

The Group NAV Statement required the JCI directors to make judgements, estimates and assumptions that affect the basis of preparation and the reported amounts of assets and liabilities. Actual results may differ from these estimates.

The assets and liabilities of subsidiaries are included in the Group NAV Statement, except in instances where the subsidiaries are considered as businesses held for sale, or if the subsidiaries are considered to be insolvent, or dormant, or if the ownership of the assets and liabilities could not be proven. However, insolvent subsidiaries' liabilities have been included to the extent where JCI or any of its other subsidiaries have guaranteed the liabilities.

Intra-group balances are eliminated in the preparation of the Group NAV Statement.

The Group NAV Statement has not been prepared in terms of IFRS, but on the basis discussed under each heading below:

2. **BASIS OF PREPARATION (continued)**

2.1 **Listed investments**

The JCI Group's listed investments, except for the investment in R&E, are based on the VWAP for March 2008 comprising 19 trading days. (2007: VWAP for March 2007 comprising 21 trading days)

The value of the R&E investment is based on the NAV per share of R&E at 31 March 2008 (2007: 31 March 2007) which is disclosed in the R&E Group NAV Statement included in Annexure 5a to this circular after adjusting for the proposed merger ratio of 95 to 1, as was announced on 23 April 2007.

SAFEX futures are derivative instruments and are measured at the fair value of the instrument at 31 March 2008. The fair value of the futures is based on the amount of cash that would be received if the future contracts were closed out on 31 March 2008 which includes the profit/loss on the instruments.

2.2 **Businesses held for sale**

The fair values of these businesses are based on the latest offer received as an indication of the businesses' minimum values, where the business has been sold, the actual sales value was used.

2.3 **Prospecting rights**

Where an agreement is signed to sell the prospecting rights, the value is based on the consideration amount as quoted in the signed agreement. Where no such agreements are in place, but sufficient data and value exists, the JCI directors have determined a value which they believe is reasonable based on valuations performed by independent experts using comparable transactions.

2.4 **Other assets**

Other assets include investment properties and cash and cash equivalents.

2.4.1 Investment properties

Where an agreement is signed to sell the properties the value is based on the consideration in the signed agreement.

Where there are no such agreements in place, the value is based on the latest offer to purchase received from a third party.

Third party property acquisitions during the last year are stated at cost as the directors consider that to approximate fair value.

2.4.2 Loans

Loans are only brought into account when they are either certain of recovery or are secured by assets which value can be determined.

2.4.3 Cash and cash equivalents

Cash and cash equivalents comprises cash and cash deposits with banking institutions. The carrying amount of cash and cash deposits with banking institutions approximates fair value.

2.5 **Taxation**

2.5.1 Income tax payable

Income tax payable comprises taxation payable calculated on the basis of the expected taxable income using the tax rates enacted or substantively enacted at the reporting date, and any adjustment of income tax payable for previous years.

Income tax payable has been calculated based on the best information currently available to the directors given the circumstances detailed in note 1 above (including prior year assessments and management's interpretation of current tax law).

2. BASIS OF PREPARATION (continued)

2.5 Taxation (continued)

2.5.2 Deferred taxation

Deferred taxation is provided based on temporary differences. Temporary differences are differences between the carrying amounts of assets and liabilities reported in the Group NAV Statement and their tax base.

The amount of deferred taxation provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities using tax rates enacted or substantively enacted at the reporting date.

A deferred taxation asset is recognised only to the extent that it is probable that future taxable profits will be available against which the associated unused tax losses, unredeemed capital expenditure and deductible temporary differences can be utilised. Deferred taxation assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

2.6 Trade and other payables

Trade and other payables include accruals and other amounts payable, based on management's best estimate at the reporting date.

2.7 Contingent assets

Contingent assets are disclosed when it is probable that they will be realised. The amounts disclosed are the best estimate of amounts expected to be recovered. Due to the complex nature of the legal and forensic proceedings underway the actual amounts to be recovered from the misappropriation of the JCI Group's assets could vary significantly. These amounts have not been included in the Group NAV Statement as the recoverability cannot be reasonably assured.

2.8 Contingent liabilities

Contingent liabilities are disclosed when it is probable that they will be realised. The amounts disclosed are the best estimate of amounts expected to be paid.

All guarantees are disclosed even if the directors are of the opinion that they will not be called up or JCI is to be released from such guarantees on the sale of the underlying assets or businesses.

	No of shares/ futures	Value per share/ future R	At 31 March 2008 R'000	At 31 March 2007 R'000
3. LISTED INVESTMENTS				
Goldfields	11 734 508	123.5069	1 449 293	1 720 817
R&E	6 794 007	27.9064	189 596	178 094
Other listed investments			64 205	81 004
Matodzi	211 590 595	0.2540	53 744	50 866
Sekunjalo	–	0.6841	–	18 750
Simmers	1 833 592	5.7053	10 461	11 388
Derivative instruments			2 007	–
Goldfields SAFEX futures	17 038	117.83	2 007	–
			1 705 101	**1 979 915**

3.1 **Listed investments**

The value of the listed investments, except for the investment in R&E, is based on the VWAP for March 2008 comprising 19 trading days.

3.2 **Derivative instruments**

Goldfields SAFEX futures

Goldfields SAFEX futures	17 038	117.83	2 007	–
Deposit – variance margin (disclosed under cash refer note 12)			28 197	–
Deposit – initial margin (disclosed under cash refer note 12)			26 622	–
			56 826	**–**

The value of the Goldfields SAFEX futures is based on the closing rate per future at 31 March 2008. The value represents the mark to market price of the futures at 31 March 2008 less the mark to market prices at the inception of the contract.

Each Goldfields SAFEX futures contract is convertible into 100 ordinary Goldfields Shares on expiry of the future contracts. Thus the 17 038 Goldfields SAFEX futures are convertible into 1 703 800 Goldfields shares on expiry date of the future contracts, these contracts expire every 3 months at the discretion of JCI.

The variance margin is the surplus cash in the JCI futures trading account that is used to settle the daily mark to market price movements.

The initial margin on the contract is the cash deposited with SAFEX held as security by SAFEX over the futures.

3.3 **Merger Ratio**

The value of the R&E investment is based on the adjusted NAV per share of R&E at 31 March 2008.

	2008 R	2007 R
Net Asset Value per share – R&E Group NAV Statement as disclosed in annexure 5a	8.3607	8.1960
Net Asset Value per share-adjusted to reflect the proposed merger ratio of 1 R&E share for 95 JCI Shares	27.9452	28.7393

The JCI Group has not included 2 943 087 R&E shares, which have been pledged as security for a liability owing by the JCI Group to Letseng Guernsey Limited. These shares have not been included in the Group NAV Statement of R&E as these shares are identified for possible cancellation.

	At 31 March 2008 R'000	At 31 March 2007 R'000
4. BOSCHENDAL		
20.002% investment through Moregate	45 006	40 250
Debentures in Kovacs including interest and profit share	115 077	85 888
Loan to Kovacs	905	905
Total investment in Boschendal	**160 988**	**127 043**

The investment in Boschendal is held through a direct investment via Moregate and an indirect investment through a debenture agreement with Kovacs.

An offer to purchase the direct portion of the investment in Boschendal was received from a third party, fellow shareholder of Boschendal. This offer was at R2.250 million per percent. The directors of JCI used this offer to purchase to calculate the value of the investment in Boschendal.

The value of the debentures in Kovacs (the indirect holding in Boschendal) is based on the original investment amount plus accumulated interest and profit share supported by a financing agreement in place and secured by a loan from Kovacs to Boschendal. The directors are confident that the loan is recoverable. The loan has no fixed terms of repayment.

The JCI board is of the opinion that the valuation as detailed above of R161 million is fair and reasonable, however, the JCI board has indicated that the long term value of the investment could be in excess of this amount. An independent valuer calculated a value that was not significantly different from the value that the JCI directors have placed on the investment.

Subsequent to 31 March 2008, there has been a further offer to purchase of R2.5 million per percent interest in Boschendal. Kovacs has followed their pre-emptive rights in terms of this offer and purchased an additional 5.5% interest in and R10 000 000 of loans to Boschendal. This has been financed by JCI on a similar basis to the Debentures.

	At 31 March 2008 R'000	At 31 March 2007 R'000
5. JAGANDA		
Investment at valuation	**284 302**	**283 755**

The investment in Jaganda comprises 357 374 000 preference shares. The preference shares mature in June 2010.

During April 2006, JCI instituted an action against Jaganda for the delivery of 357 374 000 preference shares held by JCI in that company, which holds ordinary shares in Simmers. Jaganda has disputed the validity of the preference shares. Jaganda acknowledges that it is indebted to JCI for R89.3 million, which is the original value of the preference shares, but denies further obligations. Pleadings in respect of the disputes have closed and the matter has been postponed due to the application for liquidation of Jaganda. The liquidation application is contested by JCI. The directors of JCI have assessed the impact of the liquidation application of Jaganda and are confident it does not effect their valuation.

The preference shares carry interest at prime bank overdraft rate (South Africa) only in the event and to the extent that Simmers pays dividends to its shareholders. In addition, on redemption, 20% of the 30-day VWAP of the Simmers quoted share price on the JSE that exceeds 25 cents per share becomes payable to JCI in cash. At a Simmers share price of R5.7053, which is the VWAP for March 2008, the total upside of the Jaganda preference shares agreement is R479.3 million.

The JCI directors have placed a value of R284 million to the investment in Jaganda, this being the midpoint of the original face value of the preference shares (i.e. R89.3 million) and the total value of the 20% upside as detailed above. This may not be the fair value if concluded in an arms length transaction with a third party.

NOTES TO THE GROUP NAV STATEMENT AT 31 MARCH 2008 (CONTINUED)

	At 31 March 2008 R'000	At 31 March 2007 R'000
6. BUSINESSES HELD FOR SALE		
AMT (Sales agreement signed 31 March 2008)	36 200	33 000
AML, MSI, Cueincident including CMMS Loan account (Sales agreements in draft and not yet signed but purchase price has been received in full)	16 423	21 500
Bioclones (Sales agreement signed 18 February 2008)	4 200	5 000
Skygistics (Sales agreement signed 30 November 2007)	12 000	6 000
Tavlands (Sales agreement signed 22 September 2006)	–	900
	68 823	**66 400**

All the above businesses held for sale are valued by the JCI directors based upon signed sales agreements received for the investments. The above amounts have been received subsequent to 31 March 2008.

The JCI Group has other investments which have not been included as the JCI directors have not received any offers and are of opinion that it would not be prudent to attribute any value to these businesses at the current time. The JCI directors are of the opinion that they may, however, be able to generate value from these investments in the future. These include businesses such as Palfinger and Lyons, with the exception of the loans recoverable from the Lyons group.

7. LOANS		
Loans to Lyons secured by immovable properties	16 000	–
	16 000	**–**

The loans to Lyons have been valued, based on the value of the concluded sale agreements of the properties held as security for the repayment of the loans.

There is an encumbrance of R7.5 million with a financial institution which will be offset against the proceeds receivable on the sale of the Sandton Emperor penthouse Unit 1004 property. However, management has entered into an agreement with a third party where the third party has undertaken to have the encumbrance waived.

8. PROSPECTING RIGHTS – GFO TRANSACTION		
JCI's share of the prospecting rights in respect of the GFO transaction	–	177 315
Prospecting rights held within the JCI Group	–	5 000
	–	**182 315**

JCI and R&E, and certain of their subsidiaries have reached agreement, in terms of which the JCI and R&E groups relinquished their rights in favour of GFO for a purchase consideration of R400 million (excluding VAT), concluded on 31 October 2007. Upon conclusion, JCI, through its 44.9% shareholding in FSD, is entitled to an amount of R177 million in cash, as further set out in paragraph 33.1 of this Circular.

9. OTHER PROSPECTING RIGHTS		
New order prospecting rights held by FSD	**62 528**	**64 106**

These prospecting rights have been converted to new order prospecting rights, and have been valued based on old prospecting data. For further details, refer to note 18.1.

150

	At 31 March 2008 R'000	At 31 March 2007 R'000
10. INVESTMENT PROPERTIES		
Valued at offer price		
Houghton property (Offer accepted 30 May 2007)	3 500	3 500
St James Place – London (Date of offer 10 April 2008)	19 498	–
Stonehurst properties (Sold)	–	2 600
Valued at cost		
50% share in Investment House (Conclusion of share purchase 2 November 2008)	7 500	–
	30 498	**6 100**

These properties are held through subsidiary companies. The value of the Houghton and St James Place properties are based on offers to purchase received, the St James Place offer is still be negotiated further by the directors. Investment House is valued at the purchase price which according to the JCI directors approximates fair value. The Stonehurst properties were disposed during the current year.

	At 31 March 2008 R'000	At 31 March 2007 R'000
11. SHARE OF CASH IN ASSOCIATE		
Cash and cash deposits	**159 860**	–
12. CASH AND CASH EQUIVALENTS		
Cash and cash deposits	8 868	50 447
Deposits – Variance margin on Goldfields future contracts (restricted cash)	28 197	–
Deposits – Initial margin on Goldfields future contracts (restricted cash)	26 622	–
	63 687	**50 447**
13. INVESTEC RAISING FEE		
Investec raising fee based on the Investec loan agreement	**(373 335)**	**(373 335)**

The Investec loan agreement provides for a raising fee to be paid to Investec on certain selected assets of JCI. The raising fee has been calculated based on the JCI directors' interpretation of the Investec loan agreement. Different values were used in calculating the Investec raising fee than those disclosed in the Group NAV Statement.

JCI and Investec are in the process of finalising the calculation of this raising fee arrangement. Currently, there are differences between JCI's and Investec's interpretation of the loan agreement. These differences relate to Investec's disagreement with JCI regarding the calculation of the value of the JCI shares, and the value of the investments in R&E, Boschendal and Jaganda used in JCI's calculation.

The Investec raising fee liability would be R575.6 million should the raising fee calculation be based on Investec's interpretation of the Investec loan agreement.

The JCI directors are strongly of the view that the amount disclosed will be the maximum amount agreed upon, subject to the court actions instituted by third parties regarding the Investec raising fee agreement.

13. **INVESTEC RAISING FEE (continued)**

Investec hold the following assets as security for the outstanding fee:

	Number of shares	Value per share R	At 31 March 2008 R'000	At 31 March 2007 R'000
Goldfields	11 657 240	123.5069	1 439 750	1 493 176
Matodzi	187 954 095	0.2540	47 740	48 080
R&E	3 250 000	27.9064	90 696	93 403
Boschendal			160 988	127 043
Jaganda			284 302	283 755
Stonehurst properties			–	2 600
			2 023 476	2 048 057
Subsequent to 31 March 2008 there was a significant movement in the number of shares held as security.				
The shares held as security subsequent to year end were as follows:				
Goldfields shares	8 657 240			
Matodzi shares	–			
R&E shares	4 789 318			

14. **INCOME TAX PAYABLE**

	2008	2007
CGT	–	(49 197)
Income tax	–	(22 868)
Proportionate share of FSD's tax liability	(12 371)	(4 028)
	(12 371)	**(76 093)**

The company has settled with SARS in relation to CGT and Income Tax.

15. **DEFERRED TAXATION**

	2008	2007
Unrealised		
Deferred taxation	(2 564)	(2 655)
Deferred taxation on other prospecting rights	(17 502)	(18 584)
Realised		
Deferred taxation arising from the GFO transaction	–	(25 048)
	(20 066)	**(46 287)**

The deferred taxation balance is as a result of temporary differences on listed investments, unlisted investments, investment properties and prospecting rights, except where the deferred tax liability has been offset against deferred tax assets in the respective JCI Group companies.

No deferred taxation assets were raised on the assessed losses of the JCI Group as it is not probable that future taxable profits will be available when the related deductible temporary differences reverse.

152

	At 31 March 2008 R'000	At 31 March 2007 R'000
16. TRADE AND OTHER PAYABLES		
Trade and other payables	(73 100)	(109 658)
VAT payable	–	(17 659)
PAYE payable	–	(2 288)
FSD group loans	(73 968)	(46 374)
	(147 068)	**(175 979)**

Trade and other payables include provisions for unsettled legal claims and matters that JCI is engaged in. JCI has also raised provisions for amounts on which security has been signed and amounts which JCI believes will not be received from the principal debtor. Subsequent to 31 March 2008, JCI has reached a settlement in the RAWAS matter with DRD GOLD. The value of the settlement was R25 million of which JCI's share was R21 million and the balance by the other parties involved in the settlement. These amounts have been settled.

JCI have pledged 2 943 087 R&E shares as security for a debt of US$4.8 million from Letseng Guernsey Limited which is included in trade and other payables. These shares have not been included in the assets as the ownership of the shares are under dispute and R&E have indicated that they will possibly cancel these shares. Refer to note 3.

PAYE payable:

JCI engaged independent tax advisors who completed a PAYE audit. Their report was submitted to SARS. JCI have reached agreement with SARS and the relevant amounts have been settled.

VAT payable:

JCI engaged independent tax advisors who completed a VAT audit and determined the amount payable. SARS has considered JCI's submission and issued assessments for the amounts payable. JCI and SARS have reached agreement and the relevant amounts have been settled.

FSD group loans:

The total FSD group loan is an amount of R 134 million (see note 18 below). As JCI has a shareholding of 44.9% in FSD the intercompany portion of the loan needs to be removed.

	At 31 March 2008 Number of shares	At 31 March 2007 Number of shares
17. ISSUED SHARES		
17.1 Treasury shares		
Treasury shares are JCI shares held by subsidiary companies excluding those held by Matodzi.	202 115 127	202 024 776
17.2 Shares identified for cancellation		
Shares identified for possible cancellation	194 874 834	194 874 834
Shares in the possession of R&E	(104 000 000)	(104 000 000)
Total shares identified for possible cancellation excluding the shares held by R&E	90 874 834	90 874 834

The above shares have been identified as fraudulent issues by the previous board. For the purpose of calculating the net shares in issue, the number of shares in issue has not been reduced by the shares identified for possible cancellation for the following reasons; firstly the 104 million JCI shares are in the possession of R&E and secondly the JCI board have decided to exclude the balance of 90 874 834 shares as legal proceedings have not yet been finalised.

	Notes	JCI's proportionate share At 31 March 2008 R'000	100% At 31 March 2008 R'000
18. FSD'S NET ASSET VALUE			
ASSETS			
Prospecting rights		**62 528**	**139 293**
Prospecting rights – GFO transaction		–	–
Other prospecting rights	18.1	62 528	139 293
Other asset			
Cash at Bank		159 860	356 114
Loan receivable	18.2	60 251	134 219
Total assets		**282 639**	**629 626**
LIABILITIES			
Income tax payable		(12 371)	(27 558)
Deferred taxation		(17 502)	(38 988)
Total liabilities		**(29 873)**	**(66 546)**
Net assets		**252 766**	**563 080**

JCI's proportionate share, equating to 44.9%, of FSD's NAV was included in the applicable line items of the Group NAV Statement.

	At 31 March 2008 R'000	At 31 March 2007 R'000
18.1 **Other prospecting rights**		
Valued at 7 November 2008	62 528	64 106

JCI is the beneficial owner of various prospecting rights held through its 44.89% shareholding in the issued share capital of FSD.

The prospecting rights comprise primarily of the Du Preez Leger project. The Du Preez Leger Project comprises four exploration areas in the Free State Province; namely the Du Preez Leger/Jonkersrust 72 area, the Vermeulenskraal area, the Rebelkop area and the Tweepan area. The project area is located in the Free State goldfield of the Witwatersrand Basin. The areas of interest are located on exploration rights which are held by FSD.

During November 2008, management commissioned an independent third party valuation expert to compile an Independent Techno-Economic Valuation report, in the form of a Competent Persons Report ("CPR") on the mineral assets of the Du Preez Leger project.

18. **FSD'S NET ASSET VALUE (continued)**

18.1 **Other prospecting rights (continued)**

The inferred resource was valued based on the following information:

	In Situ Grade g/t	Gold Content Moz	Area Hectare	Value per ounce US Dollar	US Dollar million	Rand/ US Dollar	Rand million	Value per hectare Rand
Du Preez Leger/ Jonkersrust	5.17	4.99	1 131	2.10	10.470	8.20	85.858	75 909
Vermeulenskraal	4.99	4.30	914	2.10	9.028	8.20	74.030	81 040
Millo/Tweepan	3.86	0.85	355	2.10	1.776	8.20	14.555	40 999
Total/Average	**4.95**	**10.14**	**2 400**	**2.10**	**21.273**	**8.20**	**174.443**	**66 104**

The Rebelkop area does not have any estimated mineral resources, and was valued using a value per hectare of R20 000, as determined relative to other areas, as detailed below:

	Area Hectare	Value per hectare Rand	Rand million
Resource Area			
Rebelkop	690	20 000	13.791

Using comparable transactions the prospecting rights were valued at R188 million at 31 March 2008.

	R'000
Du Preez Leger/Jonkersrust 72	85 858
Vermeulenskraal	74 030
Tweepan	14 555
Rebelkop	13 791
Valuation per CPR	188 234
Adjusted for BBBEE dilution	48 941
After BBBEE dilution	139 293[1]
JCI's 44.89% proportionate share at 31 March 2008	62 528

For the March 2007 value, management commissioned an independent third party mineral project evaluation expert to evaluate the mineralisation of the Du Preez Leger project and place a value thereon. A value of R193 million was placed on the project based on this exercise.

A CPR was not obtained to support this value and the valuation at March 2007 was based on reserves and not on inferred resources. Management believed that this valuation was the best estimate of fair value for the Du Preez Leger project based on comparable transactions. The valuation also placed no value on the Rebelkop and the Tweepan areas.

	R'000
Du Preez Leger/Jonkersrust 72	134 792
Vermeulenskraal	58 188
Valuation	192 980
Adjusted for BBBEE dilution	50 174[1]
After BBBEE dilution	142 806
JCI's 44.89% proportionate share at 31 March 2007	64 106

(1) Management has adjusted the value of these prospecting rights on the basis that 26% thereof will be attributable in terms of the BBBEE requirements of the Minerals and Petroleum Resources Development Act.

18. **FSD'S NET ASSET VALUE (continued)**

18.2 **Loan receivable**

The loans are receivable from JCI group companies and bear interest at the prime bank lending rate. No formal terms of repayment have been established. These loans are secured by the pledge of 79 million JCI shares and 1.666 million Goldfield shares. The Goldfields pledge came into effect on 20 May 2008. The loan receivable is eliminated in the preparation of the Group NAV Statement of JCI and is therefore not included in the assets of JCI.

19. **CONTINGENT ASSETS**

The JCI Group has several assets not included in the Group NAV Statement as their value, recoverability and ownership cannot be determined with any reliability at this time.

19.1 **Claims against third parties (excluding R&E)**

JCI has identified various claims against third parties. It is not prudent at this stage to disclose a claim value or a break-down thereof, or to identify a name or to disclose any other relating details as it might influence the recoverability of these claims.

20. **CONTINGENT LIABILITIES**

	At 31 March 2008 R'000
The JCI Group provided the following guarantees:	
Nedbank Bank on behalf of Boschendal	109 503
Absa Bank on behalf of AML (to be released as part of the sale of AML to Mvelaphanda)	10 000
DME, SARS and financial institutions	4 062

No provision has been raised for these guarantees.

The directors have assessed all claims and have raised provisions for those claims which they consider to be probable and at values estimated to be the settlement values.

21. **SUBSEQUENT EVENTS**

The JCI group has entered into a back to back transaction with the sale of 1 000 000 Goldfields shares and a purchase of single stock future for 1 000 000 Goldfields shares subsequent to 31 March 2008. This has been done on the same basis as the SAFEX futures disclosed in the group NAV statement.

JCI has disposed of the investment in Matodzi on a share swop deal, JCI has swopped the 211 590 595 Matodzi shares for 1 679 289 R&E shares.

JCI has also entered a share swop agreement where 155 000 Goldfields shares were swopped for 1 000 000 R&E shares.

On 29 October 2008, JCI concluded a transaction to acquire the remaining 30% stake in the Lyons group of companies excluding the property management company for the settlement of their loan accounts.

It should also be noted that the listed investments and the valuation of Jaganda have been affected by the recent turmoil in the financial markets both locally and abroad.

No other material events occurred subsequent to 31 March 2008 other than those disclosed elsewhere in the Group NAV Statement.

22. **ENCUMBRANCES**

Except as noted above in the notes, no significant assets have been encumbered or pledged other than those disclosed elsewhere in the Group NAV Statement.

156

GLOSSARY OF TERMS

"AMT"	Kovacs 620 (Proprietary) Limited (Registration number 2003/019844/07) trading as Advanced Medical Technologies, a private company incorporated in South Africa;
"AML"	African Maritime Logistics (Proprietary) Limited (Registration number 2000/011486/07), a private company incorporated in South Africa;
"BEE"	Black Economic Empowerment Act 53 of 2003;
"Bioclones"	Bioclones (Proprietary) Limited (Registration number 1982/005469/07), a private company incorporated in South Africa;
"Boschendal"	Boschendal Limited (Registration number 2002/023534/06), a public company incorporated in South Africa;
"contiguous rights"	collectively, and severally the Kalbasfontein rights, the WA4 rights, the Cardoville rights and the Wildebeestkuil rights as detailed in the JCI circular to shareholders issued on 15 October 2007;
"CGT"	capital gains tax levied in terms of the Income Tax Act;
"CMMS"	Consolidated Mining Management Services Limited (Registration number 1925/008135/06), a public company incorporated in South Africa and a subsidiary of the JCI Group;
"Cueincident"	Cueincident (Proprietary) Limited (Registration number 2000/000708/07), a private company incorporated in South Africa;
"Du Preez Leger Project"	The Du Preez Leger Project is a project encompassing the the farms Du Preez Leger 324, Jokersrus 72, Milo 639, Rebelkop 456, Tweepan 678 and Vermeulenskraal 223 located in the district of Virginia in the Free State Province;
"FSD"	Free State Development and Investment Corporation Limited (Registration number 1944/016931/06), a public company incorporated in South Africa, jointly held by JCI and R&E;
"GFO"	Gold Fields Operations Limited (formerly Western Areas Limited) (Registration number 1959/003209/06), a public company incorporated in South Africa, and a wholly owned subsidiary of Gold Fields;
"GFO transaction"	the relinquishment by JCI and certain of its subsidiaries, and R&E and its subsidiary Goldridge, of rights contiguous to the South Deep gold mine, to GFO, details of which are included in the circular issued to JCI shareholders on 15 October 2007;
"Goldfields"	Gold Fields Limited (Registration number 1968/004880/06), a public company incorporated in South Africa, the shares of which are listed on the JSE;
"Goldridge"	Goldridge Gold Mining Company (Proprietary) Limited (Registration number 1974/003333/07) a private company incorporated in South Africa;
"g/t"	grams per ton of gold;
"Harmony"	Harmony Gold Mining Company Limited (Registration number 1950/038232/06), a public company incorporated in South Africa, the shares of which are listed on the JSE;
"Income Tax"	income tax levied in terms of the Income Tax Act;
"Income Tax Act"	the Income Tax Act 1962 (Act 58 of 1962), as amended;
"Investec"	Investec Bank Limited (Registration number 1969/004763/06), a public company incorporated in South Africa, the shares of which are listed on the JSE;

"Investec loan agreement"	the agreement between JCI and Investec as amended, in terms of which Investec undertook to arrange a loan facility of up to R460 million to JCIIF, the terms of which are summarised in the circular to shareholders issued on 15 October 2006. For avoidance of doubt, the latest agreement, incorporating all the respective amendments was signed on 16 January 2006;
"Investec loan facility"	the loan facility made available to JCIIF in terms of the Investec loan agreement;
"Investec raising fee"	the raising fee as per the Investec loan agreement;
"Jaganda"	Xelexwa Investment Holdings (Proprietary) Limited, formally known as Jaganda (Proprietary) Limited (Registration number 2004/005559/07), a private company incorporated in South Africa;
"JCI"	JCI Limited (Registration number 1894/000854/06), a public company incorporated in South Africa, the shares of which is listed on the JSE but which are suspended;
"JCI board" or "JCI directors"	the board of directors of JCI;
"JCIIF"	JCI Investment Finance (Proprietary) Limited (Registration number 2005/021440/07), a private company incorporated in South Africa and a wholly-owned subsidiary of JCI;
"JCI Gold"	JCI Gold Limited (Registration number 1998/005215/06), a public company incorporated in South Africa, being a wholly-owned subsidiary of JCI and a shareholder in FSD;
"JCI Group"	JCI and its subsidiary companies;
"JSE"	JSE Limited (Registration number 2005/022939/06) a public company incorporated in South Africa, which is licensed as an exchange under the Securities Services Act;
"Kovacs"	Kovacs Investments 608 (Proprietary) Limited (Registration number 2003/015125/07), a private company incorporated in South Africa;
"KPMG"	KPMG Inc (Registration number 1999/021543/21), a public company incorporated in South Africa;
"Letseng"	Letseng Diamonds (Proprietary) Limited (Registration number 95/259), a private company incorporated in Lesotho;
"Letseng Holdings"	Letseng Investment Holdings South Africa (Proprietary) Limited (Registration number 1998/023466/07), a private company incorporated in South Africa;
"Liberty Moon Investments"	Liberty Moon Investments 23 (Proprietary) Limited (Registration number 2001/021181/07), a private company incorporated in South Africa;
"Lyons"	Lyons Property Solutions (Proprietary) Limited (Registration number 2006/026142/07), a private company incorporated in South Africa;
"Matodzi"	Matodzi Resources Limited (Registration number 1933/004523/06), a public company incorporated in South Africa, the shares of which are listed on the JSE, a subsidiary of JCI;
"MSI"	Mvelaphanda Security Investments (Proprietary) Limited, (Registration number 2002/008808/07), a private company incorporated in South Africa;
"Moregate"	Moregate Investments Limited (Registration number 358251), a public company incorporated in the British Virgin Islands;
"Moz"	million ounces;
"mt"	million tonnes or tons;

158

"oz"	ounces (troy);
"Palfinger"	Palfinger Southern Africa (Proprietary) Limited (Registration number 1990/003385/07), a private company incorporated in South Africa;
"previous board"	The board of JCI prior to its reconstitution on 24 August 2005, comprised of Roger Ainsley Ralph Kebble, Roger Brett Kebble, Hendrik Christoffel Buitendag, Charles Henry Delacour Cornwall and John Stratton;
"R&E"	Randgold & Exploration Company Limited (Registration number 1992/005642/06), a public company incorporated in South Africa, the shares of which are listed on the JSE but which are suspended;
"R&E claims"	the alleged claims by R&E against JCI;
"R&E NAV Statement"	the R&E net asset value statement published on the same date as the JCI group NAV statement;
"reconstituted board(s)"	the JCI board and the R&E board, as the context requires, reconstituted on 24 August 2005;
"SAMREC Code"	South African code for reporting of mineral resources and mineral reserves;
"SARS"	South African Revenue Services;
"Securities Services Act"	the Securities Services Act, 2004 (Act 36 of 2004) as amended;
"Sekunjalo"	Sekunjalo Investments Limited (Registration number 1996/006093/06), a public company incorporated in South Africa, the shares of which are listed on the JSE;
"shareholders"	holders of JCI shares;
"shares" or "JCI shares"	ordinary shares of R0.01 each in the issued share capital of JCI;
"Skygistics"	Skygistics (Proprietary) Limited (Registration number 2000/018328/07), a private company incorporated in South Africa;
"Simmers"	Simmer and Jack Mines Limited (Registration number 1924/007778/06), a public company incorporated in South Africa, the shares of which are listed on the JSE;
"South Africa"	the Republic of South Africa;
"Stonehurst properties"	Properties in the Stonehurst Mountain Estate situated on the slopes of the Steenberg mountain, in Cape Town;
"Tavlands"	Tavlands (Proprietary) Limited (Registration number 1971/007783/07), a private company incorporated in South Africa
"US$"	United States Dollars;
"VWAP"	volume weighted average price on the JSE;
"VAT"	value added tax levied in terms of the VAT Act; and
"VAT Act"	the Value-Added Tax Act, 1991 (Act 89 of 1991), as amended.

INDEPENDENT AUDITOR'S LIMITED ASSURANCE REPORT IN RESPECT OF THE GROUP NET ASSET VALUE STATEMENT OF JCI AT 31 MARCH 2008

"The Directors
JCI Limited
10 Benmore Road
Sandton
2146

Dear Sirs

INDEPENDENT AUDITOR'S LIMITED ASSURANCE REPORT IN RESPECT OF THE GROUP NAV STATEMENT OF JCI LIMITED AT 31 MARCH 2008

We have performed our limited assurance engagement on the Group NAV Statement of JCI Limited at 31 March 2008 and accompanying notes thereto ("the Notes"), as set out in Annexure 6a to the circular to Randgold & Exploration Company Limited shareholders to be dated on or about 28 November 2008 ("the circular") ("the Group NAV Statement") in which this report is included.

Directors' responsibility for the Group NAV Statement

The JCI Limited directors are responsible for the preparation and presentation of the Group NAV Statement in accordance with the basis of preparation, set out in the accompanying Notes to the Group NAV Statement, for the purpose of providing the shareholders of JCI Limited and Randgold & Exploration Company Limited with financial information relevant to the proposed merger with Randgold & Exploration Company Limited, as referred to in the Notes. This responsibility includes determining that the basis of preparation is an acceptable basis for preparing and presenting the Group NAV Statement and making accounting estimates, which, in the opinion of the JCI Limited directors, are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to conclude on whether the Group NAV Statement at 31 March 2008 as reflected in Annexure 6a to the circular to which this report forms a part, has been prepared on the basis of preparation set out in the Notes, based on the procedures performed by us in a limited assurance engagement. There are no International Standards on Auditing (Engagement Standards) applicable to an engagement of this nature. In these circumstances we applied our professional judgement in planning and performing our procedures to obtain limited assurance on the Group NAV Statement in accordance with the basis of preparation set out in the Notes. Our evidence gathering procedures are more limited than for a reasonable assurance engagement, and therefore less assurance is obtained than in a reasonable assurance engagement. We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion.

Summary of work performed

Our work included making enquiries of management and performing procedures to obtain evidence in respect of the amounts and disclosures in the Group NAV Statement in accordance with the basis of preparation set out in the Notes. We have evaluated the appropriateness of the basis of preparation in the circumstances and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the Group NAV Statement.

Conclusion

Based on the procedures performed by us, nothing has come to our attention that caused us to believe that the Group NAV Statement at 31 March 2008 has not been prepared, in all material respects, on the basis of preparation set out in the Notes. 160

Emphasis of matters

As indicated the Group NAV Statement is prepared in accordance with the basis of preparation, set out in the accompanying Notes, for the purpose of providing the shareholders of JCI Limited and Randgold & Exploration Company Limited with financial information relevant to the proposed merger, as referred to in the Notes. The Group NAV Statement and our limited assurance report may not be suitable for any other purpose.

The Group NAV Statement and our limited assurance report as reflected in Annexure 6a and this Annexure 6b of the circular will be included in a circular to the JCI Limited shareholders which is anticipated to be issued during the course December 2008.

KPMG Inc.
Registered Auditor

Per: J Erasmus
Chartered Accountant (SA)
Registered Auditor
Director

21 November 2008

KPMG Crescent
85 Empire Road
Parktown
2193
Johannesburg, South Africa"

161

JCI GROUP UNAUDITED NET ASSET VALUE STATEMENT AT 31 OCTOBER 2008

JCI LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1894/000854/06)
Share code: JCD (Suspended)
ISIN: ZAE0000039681
("JCI" or "the Company")

DIRECTORS' RESPONSIBILITY STATEMENT

The JCI directors are responsible for the preparation and presentation of the Group NAV Statement of JCI at 31 October 2008 and accompanying Notes as set out in this annexure.

The Group NAV Statement has been prepared in accordance with the basis of preparation set out in the accompanying Notes for the purpose of providing the shareholders with financial information relevant to the proposed merger between JCI and R&E, and has not been prepared in accordance with IFRS or other generally accepted accounting principles.

The JCI directors' responsibility includes determining that the basis of preparation is an acceptable basis for preparing and presenting the Group NAV Statement and accompanying Notes, and making accounting estimates, which, in the opinion of the JCI directors, are reasonable in the circumstances.

The Group NAV at 31 October 2008 has not been reviewed by or reported on by KPMG, the independent auditor of JCI.

Approval of the Group NAV Statement

The Group NAV Statement at 31 October 2008 and accompanying Notes were approved by the JCI board on 21 November 2008 and signed on its behalf by:

Peter Henry Gray
Chief Executive Officer

Leslie Arthur Maxwell
Financial Director

162

GROUP NET ASSET VALUE STATEMENT

	Notes	Unaudited At 31 October 2008 R'000	At 31 March 2008* R'000
ASSETS			
Listed investments	3	**927 050**	**1 705 101**
Goldfields		750 405	1 449 293
R&E		172 157	189 596
Other listed investments		3 979	64 205
Derivative instruments		509	2 007
Unlisted investments		**376 339**	**530 113**
Boschendal	4	203 099	160 988
Jaganda	5	157 959	284 302
Businesses held for sale	6	–	68 823
Loans	7	15 281	16 000
Prospecting rights		**62 528**	**62 528**
Other prospecting rights	8	62 528	62 528
Other assets		**215 526**	**254 045**
Investment properties	9	48 465	30 498
Share of cash in associate	10	139 056	159 860
Cash and cash equivalents	11	28 005	63 687
Total assets		**1 581 443**	**2 551 787**
LIABILITIES			
Investec raising fee	12	(373 335)	(373 335)
Income tax payable	13	(11 475)	(12 371)
Deferred taxation	14	(20 157)	(20 066)
Trade and other payables	15	(154 276)	(147 068)
Total liabilities		**(559 243)**	**(552 840)**
Net assets		**1 022 200**	**1 998 947**

		Number of shares	Number of shares
ISSUED SHARES	16		
Number of shares in issue		2 224 798 993	2 224 798 993
Treasury shares		(202 115 127)	(202 115 127)
Net shares in issue		**2 022 683 866**	**2 022 683 866**
Group NAV per share (Rand)		0.5054	0.9883

* Reported on in terms of a limited assurance report issued by KPMG, the independent auditor of JCI as included in annexure 6b.

163

NOTES TO THE GROUP NAV STATEMENT AT 31 OCTOBER 2008

1. PURPOSE OF THE GROUP NAV STATEMENT

On 7 April 2006, JCI published unreviewed, unaudited and restated provisional financial results for the six months ended 30 September 2005, and for each of the years ended 31 March 2004 and 31 March 2005 ("provisional results").

In the accompanying commentary to these provisional results, the JCI directors indicated, *inter alia*, that due to the extent of the misappropriations, for which details were disclosed in the commentary, there may be other material events and circumstances of which the JCI directors are not aware of and which may have a material effect on JCI. These may affect the completeness and accuracy of the information reflected in the provisional results and/or may have the effect that the provisional results do not reflect a true and complete account of the financial and other affairs of JCI. In these circumstances the JCI directors disclaimed any liability in respect of the accuracy, correctness and/or completeness of the information reflected in the provisional results. This is still the position.

KPMG Inc. was appointed as the independent auditor of JCI during October 2005. In view of the uncertainties relating to the provisional results, and the disclaimer by the JCI directors, they were unable to, and did not, express an audit or review opinion on the provisional results. This is still the position.

On 15 March 2007, JCI and R&E published an update to shareholders and on 23 April 2007, JCI and R&E announced their intention to merge. Because the JCI directors are still unable to prepare a complete set of financial statements for the years ended 31 March 2005, 2006, 2007 and 2008, in accordance with IFRS, the JCI directors have prepared a Group NAV Statement on the basis set out in note 2. The JCI directors consider the Group NAV Statement, including the accompanying Notes, suitable in the circumstances for the purpose of providing shareholders with financial information relevant to the proposed merger..

2. BASIS OF PREPARATION

The Group NAV Statement has been prepared from information available to the JCI directors and may not be complete for the reasons given in note 1 above. In particular, the Group NAV Statement excludes major claims and counter claims between JCI and R&E.

Other than for these claims, the Group NAV Statement includes all known significant assets and liabilities of the JCI Group and associate companies. The Group NAV Statement includes JCI's proportionate share of FSD's (a 44.9% associate of JCI) assets and liabilities on a line-by-line basis.

The Group NAV Statement has been prepared in Rands. All financial information is presented in Rands and has been rounded to the nearest thousand. Foreign currency monetary and non-monetary items are reported using the closing rate at 31 October 2008.

The Group NAV Statement required the JCI directors to make judgements, estimates and assumptions that affect the basis of preparation and the reported amounts of assets and liabilities. Actual results may differ from these estimates.

The assets and liabilities of subsidiaries are included in the Group NAV Statement, except in instances where the subsidiaries are considered as businesses held for sale, or if the subsidiaries are considered to be insolvent, or dormant, or if the ownership of the assets and liabilities could not be proven. However, insolvent subsidiaries' liabilities have been included to the extent where JCI or any of its other subsidiaries have guaranteed the liabilities.

Intra-group balances are eliminated in the preparation of the Group NAV Statement.

The Group NAV Statement has not been prepared in terms of IFRS, but on the basis discussed under each heading below:

2. BASIS OF PREPARATION (continued)

2.1 Listed investments

The JCI Group's listed investments, except for the investment in R&E, are based on the VWAP for October 2008 comprising 23 trading days (March 2008: VWAP for March 2008 comprising 19 trading days).

The value of the R&E investment is based on the NAV per share of R&E at 31 October 2008 (March 2008: 31 March 2008) which is disclosed in the R&E Group NAV Statement included in Annexure 5c to this circular after adjusting for the proposed merger ratio of 95 to 1, as was announced on 27 April 2007.

SAFEX futures are derivative instruments and are measured at the fair value of the instrument at 31 October 2008. The fair value of the futures is based on the amount of cash that would be received if the future contracts were closed out on 31 October 2008 which includes the profit/loss on the instruments.

2.2 Businesses held for sale

The fair values of these businesses are based on the latest offer received as an indication of the businesses' minimum values, where the business has been sold, the actual sales value was used.

2.3 Prospecting rights

Where an agreement is signed to sell the prospecting rights, the value is based on the consideration amount as quoted in the signed agreement. Where no such agreements are in place, but sufficient data and value exists, the JCI directors have determined a value which they believe is reasonable based on valuations performed by independent experts using comparable transactions.

2.4 Other assets

Other assets include investment properties and cash and cash equivalents.

2.4.1 Investment properties

Where an agreement is signed to sell the properties the value is based on the consideration in the signed agreement.

Where there are no such agreements in place, the value is based on the latest offer to purchase received from a third party.

Third party property acquisitions during the last year are stated at cost as the directors consider that to approximate fair value.

2.4.2 Loans

Loans are only brought into account when they are either certain of recovery or are secured by assets which value can be determined.

2.4.3 Cash and cash equivalents

Cash and cash equivalents comprises cash and cash deposits with banking institutions. The carrying amount of cash and cash deposits with banking institutions approximates fair value.

2.5 Taxation

2.5.1 Income tax payable

Income tax payable comprises taxation payable calculated on the basis of the expected taxable income using the tax rates enacted or substantively enacted at the reporting date, and any adjustment of income tax payable for previous years.

Income tax payable has been calculated based on the best information currently available to the directors given the circumstances detailed in note 1 above. (including prior year assessments and management's interpretation of current tax law)

2. **BASIS OF PREPARATION (continued)**

2.5 **Taxation (continued)**

2.5.2 Deferred taxation

Deferred taxation is provided based on temporary differences. Temporary differences are differences between the carrying amounts of assets and liabilities reported in the Group NAV Statement and their tax base.

The amount of deferred taxation provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities using tax rates enacted or substantively enacted at the reporting date.

A deferred taxation asset is recognised only to the extent that it is probable that future taxable profits will be available against which the associated unused tax losses, unredeemed capital expenditure and deductible temporary differences can be utilised. Deferred taxation assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

2.6 **Trade and other payables**

Trade and other payables include accruals and other amounts payable, based on management's best estimate at the reporting date.

2.7 **Contingent assets**

Contingent assets are disclosed when it is probable that they will be realised. The amounts disclosed are the best estimate of amounts expected to be recovered. Due to the complex nature of the legal and forensic proceedings underway the actual amounts to be recovered from the misappropriation of the JCI Group's assets could vary significantly. These amounts have not been included in the Group NAV Statement as the recoverability cannot be reasonably assured.

2.8 **Contingent liabilities**

Contingent liabilities are disclosed when it is probable that they will be realised. The amounts disclosed are the best estimate of amounts expected to be paid.

All guarantees are disclosed even if the directors are of the opinion that they will not be called up or JCI is to be released from such guarantees on the sale of the underlying assets or businesses.

	No of shares/ futures	Value per share/ future R	Unaudited At 31 October 2008 R'000	At 31 March 2008 R'000
3. **LISTED INVESTMENTS**				
Goldfields	10 579 508	70.9300	750 405	1 449 293
R&E	10 634 023	16.1893	172 157	189 596
Other listed investments			3 979	64 205
Matodzi	–	0.2540	–	53 744
Simmers	1 833 592	2.1700	3 979	10 461
Derivative instruments			509	2 007
Goldfields SAFEX financial asset	7 384	69.00	509	2 007
			927 050	**1 705 101**

168

	No of shares/ futures	Value per share/ future R	Unaudited At 31 October 2008 R'000	At 31 March 2008 R'000
3. LISTED INVESTMENTS (continued)				
3.1 Listed investments				
The value of the listed investments, except for the investment in R&E, is based on the VWAP for October 2008 comprising 21 trading days.				
3.2 Derivative instruments				
Goldfields SAFEX futures				
Goldfields SAFEX futures	7 384	69.00	509	2 007
Deposit – variance margin (disclosed under cash refer note 11)			16 006	28 197
Deposit – initial margin (disclosed under cash refer note 11)			9 045	26 622
			25 560	**56 826**

The value of the Goldfields SAFEX futures is based on the closing rate per future at 31 October 2008. The value represents the mark to market price of the futures at 31 October 2008 less the mark to market prices at the inception of the contract.

Each Goldfields SAFEX futures contract is convertible into 100 ordinary Goldfields Shares on expiry of the future contracts. Thus the 7 384 Goldfields SAFEX futures are convertible into 738 400 Goldfields shares on expiry date of the future contracts, these contracts expire every 3 months at the discretion of JCI.

The variance margin is the surplus cash in the JCI futures trading account that is used to settle the daily mark to market price movements.

The initial margin on the contract is the cash deposited with SAFEX held as security by SAFEX over the futures.

3.3 Merger Ratio

The value of the R&E investment is based on the adjusted NAV per share of R&E at 31 October 2008.

	Unaudited At 31 October 2008 R	At 31 March 2008 R
Net Asset Value per share – R&E Group NAV Statement	6.7625	8.3607
Net Asset Value per share-adjusted to reflect the proposed merger ratio of 1 R&E share for 95 JCI Shares	16.1893	27.9452

The JCI Group has not included 2 943 087 R&E shares, which have been pledged as security for a liability owing by the JCI Group to Letseng Guernsey Limited. These shares have not been included in the Group NAV Statement of R&E as these shares are identified for possible cancellation.

	Unaudited At 31 October 2008 R'000	At 31 March 2008 R'000
4. **BOSCHENDAL**		
20.002% investment through Moregate	50 004	45 006
Debentures in Kovacs including interest and profit share	152 190	115 077
Loan to Kovacs	905	905
Total investment in Boschendal	**203 099**	**160 988**

The investment in Boschendal is held through a direct investment via Moregate and an indirect investment through a debenture agreement with Kovacs.

Subsequent to 31 March 2008, there has been a further offer to purchase of R2.5 million per percent interest in Boschendal. Kovacs has followed their pre-emptive rights in terms of this offer and purchased an additional 5.5% interest in and R10 000 000 of loans to Boschendal. This has been financed by JCI on a similar basis to the Debentures.

The purchase offer as above has been used to value the interest in Boschendal.

The value of the debentures in Kovacs (the indirect holding in Boschendal) is based on the original investment amount plus accumulated interest and profit share supported by a financing agreement in place and secured by a loan from Kovacs to Boschendal. The directors are confident that the loan is recoverable. The loan has no fixed terms of repayment.

The JCI board is of the opinion that the valuation as detailed above of R203 million is fair and reasonable, however, the JCI board has indicated that the long term value of the investment could be in excess of this amount. An independent valuer calculated a value that was not significantly different from the value that the JCI directors have placed on the investment.

	Unaudited At 31 October 2008 R'000	At 31 March 2008 R'000
5. **JAGANDA**		
Investment at valuation	**157 959**	**284 302**

The investment in Jaganda comprises 357 374 000 preference shares. The preference shares mature in June 2010.

During April 2006, JCI instituted an action against Jaganda for the delivery of 357 374 000 preference shares held by JCI in that company, which holds ordinary shares in Simmers. Jaganda has disputed the validity of the preference shares. Jaganda acknowledges that it is indebted to JCI for R89.3 million, which is the original value of the preference shares, but denies further obligations. Pleadings in respect of the disputes have closed and the matter has been postponed due to the application for liquidation of Jaganda. The liquidation application is contested by JCI. The directors of JCI have assessed the impact of the liquidation application of Jaganda and are confident it does not effect their valuation.

The preference shares carry interest at prime bank overdraft rate (South Africa) only in the event and to the extent that Simmers pays dividends to its shareholders. In addition, on redemption, 20% of the 30-day VWAP of the Simmers quoted share price on the JSE that exceeds 25 cents per share becomes payable to JCI in cash. At a Simmers share price of 2.17, which is the VWAP for October 2008, the total upside of the Jaganda preference shares agreement is R226.6 million.

The JCI directors have placed a value of R158 million to the investment in Jaganda, this being the midpoint of the original face value of the preference shares (i.e. R89.3 million) and the total value of the 20% upside as detailed above. This may not be the fair value if concluded in an arm's length transaction with a third party.

168

	Unaudited At 31 October 2008 R'000	At 31 March 2008 R'000
6. BUSINESSES HELD FOR SALE		
AMT (Sales agreement signed 31 March 2008)	–	36 200
AML, MSI, Cueincident including CMMS Loan account (Sales agreements in draft and not yet signed but purchase price has been received in full)	–	16 423
Bioclones (Sales agreement signed 18 February 2008)	–	4 200
Skygistics (Sales agreement signed 30 November 2007)	–	12 000
	–	**68 823**

All the above businesses held for sale have been sold and amounts have been received subsequent to 31 March 2008.

The JCI Group has other investments which have not been included as the JCI directors have not received any offers and are of opinion that it would not be prudent to attribute any value to these businesses at the current time. The JCI directors are of the opinion that they may, however, be able to generate value from these investments in the future. These include businesses such as Palfinger and Lyons, with the exception of the loans recoverable from the Lyons group.

7. LOANS		
Loan to R&E from Fredev Group	4 281	–
Loans to Lyons secured by immovable properties	11 000	16 000
	15 281	**16 000**

The loans to Lyons have been valued, based on the value of the concluded sale agreements of the properties held as security for the repayment of the loans.

There is an encumbrance of R7.5 million with a financial institution which will be offset against the proceeds receivable on the sale of the Sandton Emperors penthouse unit 1004 property. However, management has entered into an agreement with a third party where the third party has undertaken to have the encumbrance waived.

8. OTHER PROSPECTING RIGHTS		
New order prospecting rights held by FSD	**62 528**	**62 528**

These prospecting rights have been converted to new order prospecting rights, and have been valued based on old prospecting data. For further details, refer to note 17.1.

169

	Unaudited At 31 October 2008 R'000	At 31 March 2008 R'000
9. INVESTMENT PROPERTIES		
Valued at offer price		
Houghton property (Offer accepted 30 May 2007)	–	3 500
St James Place – London (Date of offer 10 April 2008)	35 965	19 498
Valued at cost		
50% share in Investment House (Conclusion of share purchase 2 November 2008)	12 500	7 500
	48 465	**30 498**

These properties are held through subsidiary companies. The value of the Houghton and St James Place properties are based on offers to purchase received, the St James Place offer is still be negotiated further by the directors. Investment House is valued at the purchase price which according to the JCI directors approximates fair value.

10. SHARE OF CASH IN ASSOCIATE		
Cash and cash deposits	**139 056**	**159 860**
11. CASH AND CASH EQUIVALENTS		
Cash and cash deposits	2 953	8 868
Deposits – Variance margin on Goldfields future contracts (restricted cash)	16 006	28 197
Deposits – Initial margin on Goldfields future contracts (restricted cash)	9 046	26 622
	28 005	**63 687**
12. INVESTEC RAISING FEE		
Investec raising fee based on the Investec loan agreement	**(373 335)**	**(373 335)**

The Investec loan agreement provides for a raising fee to be paid to Investec on certain selected assets of JCI. The raising fee has been calculated based on the JCI directors' interpretation of the Investec loan agreement. Different values were used in calculating the Investec raising fee than those disclosed in the Group NAV Statement.

JCI and Investec are in the process of finalising the calculation of this raising fee arrangement. Currently, there are differences between JCI's and Investec's interpretation of the loan agreement. These differences relate to Investec's disagreement with JCI regarding the calculation of the value of the JCI shares, and the value of the investments in R&E, Boschendal and Jaganda used in JCI's calculation.

The Investec raising fee liability would be R575.6 million should the raising fee calculation be based on Investec's interpretation of the Investec loan agreement.

The JCI directors are strongly of the view that the amount disclosed will be the maximum amount agreed upon, subject to the court actions instituted by third parties regarding the Investec raising fee agreement.

17?

NOTES TO THE GROUP NAV STATEMENT AT 31 OCTOBER 2008 (CONTINUED

12. **INVESTEC RAISING FEE (continued)**

Investec hold the following assets as security for the outstanding fee:

	Number of shares	Value per share R	Unaudited At 31 October 2008 R'000	At 31 March 2008 R'000
Goldfields	8 657 240	70.9300	614 058	1 439 750
Matodzi	–	0.2540	–	47 740
R&E	4 789 318	16.3426	78 270	91 963
Boschendal			203 099	160 988
Jaganda			157 959	284 302
			1 053 386	**2 024 743**

	Unaudited At 31 October 2008 R'000	At 31 March 2008 R'000
13. **INCOME TAX PAYABLE**		
Proportionate share of FSD's tax liability	(11 475)	(12 371)
	(11 475)	**(12 371)**

The company has settled with SARS in relation to CGT and Income Tax.

14. **DEFERRED TAXATION**

Unrealised		
Deferred taxation	(2 655)	(2 564)
Deferred taxation on other prospecting rights	(17 502)	(17 502)
Realised		
Deferred taxation arising from the GFO transaction	–	–
	(20 157)	**(20 066)**

The deferred taxation balance is as a result of temporary differences on listed investments, unlisted investments, investment properties and prospecting rights, except where the deferred tax liability has been offset against deferred tax assets in the respective JCI Group companies'.

No deferred taxation assets were raised on the assessed losses of the JCI Group as it is not probable that future taxable profits will be available when the related deductible temporary differences reverse.

171

	Unaudited At 31 October 2008 R'000	At 31 March 2008 R'000
15. TRADE AND OTHER PAYABLES		
Trade and other payables	(43 701)	(73 100)
FSD group loans	(110 575)	(73 968)
	(154 276)	**(147 068)**

Trade and other payables include provisions for unsettled legal claims and matters that JCI is engaged in. JCI has also raised provisions for amounts on which security has been signed and amounts which JCI believes will not be received from the principal debtor.

JCI have pledged 2 943 087 R&E shares as security for a debt of US$4.8 million from Letseng Guersney Limited which is included in trade and other payables. These shares have not been included in the assets as the ownership of the shares are under dispute and R&E have indicated that they will possibly cancel these shares. Refer to note 3.

PAYE payable:

JCI engaged independent tax advisors who completed a PAYE audit. Their report was submitted to SARS. JCI have reached agreement with SARS and the relevant amounts have been settled.

VAT payable:

JCI engaged independent tax advisors who completed a VAT audit and determined the amount payable. SARS has considered JCI's submission and issued assessments for the amounts payable. JCI and SARS have reached agreement and the relevant amounts have been settled.

FSD group loans:

The total FSD group loan is an amount of R 134 million (see note 17 below). As JCI has a shareholding of 44.9% in FSD the intercompany portion of the loan needs to be removed.

	Unaudited At 31 October 2008 Number of shares	At 31 March 2008 Number of shares
16. ISSUED SHARES		
16.1 Treasury shares		
Treasury shares are JCI shares held by subsidiary companies excluding those held by Matodzi.	202 115 127	202 115 127
16.2 Shares identified for Cancellation		
Shares identified for possible cancellation	194 874 834	194 874 834
Shares in the possession of R&E	(104 000 000)	(104 000 000)
Total shares identified for possible cancellation excluding the shares held by R&E	90 874 834	90 874 834

The above shares have been identified as fraudulent issues by the previous board. For the purpose of calculating the net shares in issue, the number of shares in issue has not been reduced by the shares identified for possible cancellation for the following reasons; firstly the 104 million JCI shares are in the possession of R&E and secondly the JCI board have decided to exclude the balance of 90 874 834 shares as legal proceedings have not yet been finalised.

172

	Notes	JCI's proportionate share Unaudited At 31 October 2008 R'000	100% Unaudited At 31 October 2008 R'000
17. FSD'S NET ASSET VALUE			
ASSETS			
Prospecting rights		**62 528**	**139 293**
Other prospecting rights	17.1	62 528	139 293
Other asset			
Cash at Bank		139 056	309 771
Loan receivable	17.2	94 351	210 182
Total assets		**295 935**	**659 246**
LIABILITIES			
Income tax payable		(11 475)	(25 562)
Deferred taxation		(17 502)	(38 988)
Total liabilities		**(28 977)**	**(64 550)**
Net assets		**266 958**	**594 696**

JCI's proportionate share, equating to 44.9%, of FSD's NAV was included in the applicable line items of the Group NAV Statement.

	Unaudited At 31 October 2008 R'000	At 31 March 2008 R'000
17.1 Other prospecting rights		
Valued at 7 November 2008	62 528	62 528

JCI is the beneficial owner of various prospecting rights held through its 44.89% shareholding in the issued share capital of FSD.

The prospecting rights comprise primarily of the Du Preez Leger project. The Du Preez Leger Project comprises four exploration areas in the Free State Province; namely the Du Preez Leger/Jonkersrust 72 area, the Vermeulenskraal area, the Rebelkop area and the Tweepan area. The project area is located in the Free State goldfield of the Witwatersrand Basin. The areas of interest are located on exploration rights which are held by FSD.

During November 2008, management commissioned an independent third party valuation expert to compile an Independent Techno-Economic Valuation report, in the form of a Competent Persons Report ("CPR") on the mineral assets of the Du Preez Leger project.

17. **FSD'S NET ASSET VALUE (continued)**

17.1 **Other prospecting rights (continued)**

The inferred resource was valued based on the following information:

	In Situ Grade	Gold Content	Area	Value per ounce				Value per hectare
					US Dollar	Rand/	Rand	
	g/t	Moz	Hectare	US Dollar	million	US Dollar	million	Rand
Resource Area								
Du Preez Leger/ Jonkersrust	5.17	4.99	1 131	2.10	10.470	8.20	85.858	75 909
Vermeulenskraal	4.99	4.30	914	2.10	9.028	8.20	74.030	81 040
Millo/Tweepan	3.86	0.85	355	2.10	1.775	8.20	14.555	40 999
Total/Average	**4.95**	**10.14**	**2 400**	**2.10**	**21.273**	**8.20**	**174.443**	**66 104**

The Rebelkop area does not have any estimated mineral resources, and was valued using a value per hectare of R20,000, as determined relative to other areas, as detailed below:

	Area Hectare	Value per hectare Rand	Rand million
Resource Area			
Rebelkop	690	20 000	13.791

Using comparable transactions, the prospecting rights were valued at R188 million for both periods.

	R'000
Du Preez Leger/Jonkersrust 72	85 858
Vermeulenskraal	74 030
Tweepan	14 555
Rebelkop	13 791
Valuation per CPR	188 234
Adjusted for BBBEE dilution	48 941
After BBBEE dilution	139 293[1]
JCI's 44.89% proportionate share at 31 March 2008	62 528

(1) Management has adjusted the value of these prospecting rights on the basis that 26% thereof will be attributable in terms of the black economic empowerment requirements of the Minerals and Petroleum Resources Development Act.

17.2 **Loan receivable**

The loans are receivable from JCI group companies and bear interest at the prime bank lending rate. No formal terms of repayment have been established. These loans are secured by the pledge of 79 million JCI shares and 1.666 million Goldfield shares. The Goldfields pledge came into effect on 20 May 2008. The loan receivable is eliminated in the preparation of the Group NAV Statement of JCI and is therefore not included in the assets of JCI.

18. **CONTINGENT ASSETS**

The JCI Group has several assets not included in the Group NAV Statement as their value, recoverability and ownership cannot be determined with any reliability at this time.

18.1 **Claims against third parties (excluding R&E)**

JCI has identified various claims against third parties. It is not prudent at this stage to disclose a claim value or a break-down thereof, or to identify a name or to disclose any other relating details as it might influence the recoverability of these claims.

174

19. CONTINGENT LIABILITIES

	Unaudited at 31 October 2008 R'000
The JCI Group provided the following guarantees:	
Nedbank Bank on behalf of Boschendal	109 503
Absa Bank on behalf of AML (to be released as part of the sale of AML to Mvelaphanda)	10 000
DME, SARS and financial institutions	4 062

No provision has been raised for these guarantees

The directors have assessed all claims and have raised provisions for those claims which they consider to be probable and at values estimated to be the settlement values.

20. SUBSEQUENT EVENTS

No other material events occurred subsequent to 31 October 2008 other than those disclosed elsewhere in the Group NAV Statement.

21. ENCUMBRANCES

Except as noted above in the notes, no significant assets have been encumbered or pledged other than those disclosed elsewhere in the Group NAV Statement.

GLOSSARY OF TERMS

"AMT"	Kovacs 620 (Proprietary) Limited (Registration number 2003/019844/07) trading as Advanced Medical Technologies, a private company incorporated in South Africa;
"AML"	African Maritime Logistics (Proprietary) Limited (Registration number 2000/011486/07), a private company incorporated in South Africa;
"BEE"	Black Economic Empowerment Act 53 of 2003;
"Bioclones"	Bioclones (Proprietary) Limited (Registration number 1982/005469/07), a private company incorporated in South Africa;
"Boschendal"	Boschendal Limited (Registration number 2002/023534/06), a public company incorporated in South Africa;
"contiguous rights"	Collectively, and severally the Kalbasfontein rights, the WA4 rights, the Cardoville rights and the Wildebeestkuil rights as detailed in the JCI circular to shareholders issued on 15 October 2007;
"CGT"	capital gains tax levied in terms of the Income Tax Act;
"CMMS"	Consolidated Mining Management Services Limited (Registration number 1925/008135/06), a public company incorporated in South Africa and a subsidiary of the JCI Group;
"Cueincident"	Cueincident (Proprietary) Limited (Registration number 2000/000708/07), a private company incorporated in South Africa;
"Du Preez Leger Project"	The Du Preez Leger Project is a project encompassing the the farms Du Preez Leger 324, Jokersrus 72, Milo 639, Rebelkop 456, Tweepan 678 and Vermeulenskraal 223 located in the district of Virginia in the Free State Province;
"FSD"	Free State Development and Investment Corporation Limited (Registration number 1944/016931/06), a public company incorporated in South Africa, jointly held by JCI and R&E;
"GFO"	Gold Fields Operations Limited (formerly Western Areas Limited) (Registration number 1959/003209/06), a public company incorporated in South Africa, and a wholly owned subsidiary of Gold Fields;
"GFO transaction"	the relinquishment by JCI and certain of its subsidiaries, and R&E and its subsidiary Goldridge, of rights contiguous to the South Deep gold mine, to GFO, details of which are included in the circular issued to JCI shareholders on 15 October 2007;
"Goldfields"	Gold Fields Limited (Registration number 1968/004880/06), a public company incorporated in South Africa, the shares of which are listed on the JSE;
"Goldridge"	Goldridge Gold Mining Company (Proprietary) Limited (Registration number 1974/003333/07) a private company incorporated in South Africa;
"g/t"	grams per ton of gold;
"Harmony"	Harmony Gold Mining Company Limited (Registration number 1950/038232/06), a public company incorporated in South Africa, the shares of which are listed on the JSE;
"Income Tax"	income tax levied in terms of the Income Tax Act;
"Income Tax Act"	the Income Tax Act 1962 (Act 58 of 1962), as amended;
"Investec"	Investec Bank Limited (Registration number 1969/004763/06), a public company incorporated in South Africa, the shares of which are listed on the JSE;

"Investec loan agreement"	the agreement between JCI and Investec as amended, in terms of which Investec undertook to arrange a loan facility of up to R460 million to JCIIF, the terms of which are summarised in the circular to shareholders issued on 15 October 2006. For avoidance of doubt, the latest agreement, incorporating all the respective amendments was signed on 16 January 2006;
"Investec loan facility"	the loan facility made available to JCIIF in terms of the Investec loan agreement;
"Investec raising fee"	the raising fee as per the Investec loan agreement;
"Jaganda"	Xelexwa Investment Holdings (Proprietary) Limited, formally known as Jaganda (Proprietary) Limited (Registration number 2004/005559/07), a private company incorporated in South Africa;
"JCI"	JCI Limited (Registration number 1894/000854/06), a public company incorporated in South Africa, the shares of which is listed on the JSE but which are suspended;
"JCI board" or "JCI directors"	the board of directors of JCI;
"JCIIF"	JCI Investment Finance (Proprietary) Limited (Registration number 2005/021440/07), a private company incorporated in South Africa and a wholly-owned subsidiary of JCI;
"JCI Gold"	JCI Gold Limited (Registration number 1998/005215/06), a public company incorporated in South Africa, being a wholly-owned subsidiary of JCI and a shareholder in FSD;
"JCI Group"	JCI and its subsidiary companies;
"JSE"	JSE Limited (Registration number 2005/022939/06) a public company incorporated in South Africa, which is licensed as an exchange under the Securities Services Act;
"Kovacs"	Kovacs Investments 608 (Proprietary) Limited (Registration number 2003/015125/07), a private company incorporated in South Africa;
"KPMG"	KPMG Inc (Registration number 1999/021543/21), a public company incorporated in South Africa;
"Letseng"	Letseng Diamonds (Proprietary) Limited (Registration number 95/259), a private company incorporated in Lesotho;
"Letseng Holdings"	Letseng Investment Holdings South Africa (Proprietary) Limited (Registration number 1998/023466/07), a private company incorporated in South Africa;
"Liberty Moon Investments"	Liberty Moon Investments 23 (Proprietary) Limited (Registration number 2001/021181/07), a private company incorporated in South Africa;
"Lyons"	Lyons Property Solutions (Proprietary) Limited (Registration number 2006/026142/07), a private company incorporated in South Africa;
"Matodzi"	Matodzi Resources Limited (Registration number 1933/004523/06), a public company incorporated in South Africa, the shares of which are listed on the JSE, a subsidiary of JCI;
"MSI"	Mvelaphanda Security Investments (Proprietary) Limited (Registration number 2002/008808/07), a private company incorporated in South Africa;
"Moregate"	Moregate Investments Limited (Registration number 358251), a public company incorporated in the British Virgin Islands;
"Moz"	million ounces;
"mt"	million tonnes or tons;

"oz"	ounces (troy);
"Palfinger"	Palfinger Southern Africa (Proprietary) Limited (Registration number 1990/003385/07), a private company incorporated in South Africa;
"previous board"	The board of JCI prior to its reconstitution on 24 August 2005, comprised of Roger Ainsley Ralph Kebble, Roger Brett Kebble, Hendrik Christoffel Buitendag, Charles Henry Delacour Cornwall and John Stratton;
"R&E"	Randgold & Exploration Company Limited (Registration number 1992/005642/06), a public company incorporated in South Africa, the shares of which are listed on the JSE but which are suspended;
"R&E claims"	the alleged claims by R&E against JCI;
"R&E NAV Statement"	the R&E net asset value statement published on the same date as the JCI group NAV statement;
"reconstituted board(s)"	the JCI board and the R&E board, as the context requires, reconstituted on 24 August 2005;
"SAMREC Code"	South African code for reporting of mineral resources and mineral reserves;
"SARS"	South African Revenue Services;
"Securities Services Act"	the Securities Services Act, 2004, (Act 36 of 2004) as amended;
"Sekunjalo"	Sekunjalo Investments Limited (Registration number 1996/006093/06), a public company incorporated in South Africa, the shares of which are listed on the JSE;
"shareholders"	holders of JCI shares;
"shares" or "JCI shares"	ordinary shares of R0.01 each in the issued share capital of JCI;
"Skygistics"	Skygistics (Proprietary) Limited (Registration number 2000/018328/07), a private company incorporated in South Africa;
"Simmers"	Simmer and Jack Mines Limited (Registration number 1924/007778/06), a public company incorporated in South Africa, the shares of which are listed on the JSE;
"South Africa"	the Republic of South Africa;
"Stonehurst properties"	Properties in the Stonehurst Mountain Estate situated on the slopes of the Steenberg mountain, in Cape Town;
"Tavlands"	Tavlands (Proprietary) Limited (Registration number 1971/007783/07), a private company incorporated in South Africa;
"US$"	United States Dollars;
"VWAP"	volume weighted average price on the JSE;
"VAT"	value added tax levied in terms of the VAT Act; and
"VAT Act"	the Value-Added Tax Act, 1991 (Act 89 of 1991), as amended.

178

UNAUDITED *PRO FORMA* COMBINED NET ASSET VALUE STATEMENT OF R&E AT 31 MARCH 2008, POST THE MERGER

The unaudited *pro forma* combined net asset value statement of Randgold and Exploration Limited ("R&E") before and after the proposed transaction is set out below. The unaudited *pro forma* combined net asset value statement is presented in a manner consistent with the basis on which the net asset value statement of R&E and JCI Limited ("JCI") has been presented which is in accordance with the basis of preparation described in the accompanying notes thereto (which is not in accordance with IFRS) as set out in Annexures 5a and 6a to this circular, respectively.

In the respective notes to the net asset value statement of R&E at 31 March 2008 (Annexure 5a) and the net asset value statement of JCI at 31 March 2008 (Annexure 6a), the respective directors highlight certain limitations relating to the lack of audited financial information as well as limitations on the completeness of financial information. For a better understanding of the circumstances and the basis of preparation of the respective net asset value statement at 31 March 2008 of R&E (Annexure 5a) and JCI (Annexure 6a), reference should be made to the respective notes thereto.

The unaudited *pro forma* combined net asset value statement has been prepared for illustrative purposes only and because of its nature and the inhibiting factors referred to above, the unaudited *pro forma* combined net asset value statement may not give a fair reflection of R&E's net asset value position after the proposed transaction. It has been assumed for the purposes of the unaudited *pro forma* combined net asset value statement that the proposed transaction took place on 31 March 2008. It does not purport to be indicative of what the net asset value would have been had the proposed transaction been implemented on a different date. The unaudited *pro forma* combined net asset value statement is based on the estimates and assumptions set out in the notes below. The directors of R&E are responsible for the preparation of the unaudited *pro forma* combined net asset value statement.

The independent reporting accountant's report relating to the unaudited *pro forma* combined net asset value statement of the proposed transaction is included in this circular as Annexure 7b.

The unaudited *pro forma* combined net asset value statement after the proposed transaction presented below has been prepared from the information available to the directors of R&E and includes the respective net asset value statements at 31 March 2008 of R&E (Annexure 5a) and JCI (Annexure 6a) together with adjustments described below:

UNAUDITED *PRO FORMA* COMBINED NAV STATEMENT BASED ON A PROPOSED MERGER RATIO OF 95:1

	R&E NAV 31 March 2008[1] R'000	JCI NAV 31 March 2008[2] R'000	Combination adjustments[3] R'000	Unaudited Combined *Pro forma* NAV 31 March 2008 R'000
Non-current assets				
Listed investments	**329 074**	**1 705 101**	**(267 719)**	**1 766 456**
Gold Fields	250 556	1 449 293	–	1 699 849
JCI	78 123	–	(78 123)	–
Randgold	–	189 596	(189 596)	–
SAFEX financial assets	–	2 007	–	2 007
Other shares	395	64 205	–	64 600
Other investments	**76 764**	**607 139**	–	**683 903**
Boschendal investment	–	160 988	–	160 988
Jaganda	–	284 302	–	284 302
Businesses held for sale	–	68 823	–	68 823
Investment properties	–	30 498	–	30 498
Prospecting rights	76 764	62 528	–	139 292
Current assets	**283 448**	**239 547**	**(73 969)**	**449 026**
Loans receivable	73 969	16 000	(73 969)	16 000
Trade and other receivables	4 000	–	–	4 000
Share of cash in associate	–	159 860	–	159 860
Cash and cash equivalents	205 479	63 687	–	269 166
Total assets	**689 286**	**2 551 787**	**(341 688)**	**2 899 385**
LIABILITIES				
Other liabilities	**(88 404)**	**(552 840)**	**73 969**	**(567 275)**
Investec raising fee	–	(373 335)	–	(373 335)
Employee benefits	(32 984)	–	–	(32 984)
Current tax liabilities	(17 889)	(12 371)	–	(30 260)
Deferred tax	(28 328)	(20 066)	–	(48 394)
Trade and other payables	(9 203)	(147 068)	73 969	(82 302)
Net assets	**600 882**	**1 998 947**	**(267 719)**	**2 332 110**
Number of shares in issue	74 813 128	2 224 798 993	20 619 612[4]	95 432 740
Shares identified for possible cancellation/treasury shares	(2 943 087)[5]	(202 115 127)[6]	(8 921 535)[7]	(11 864 622)
Net shares in issue	71 870 041	2 022 683 866[6]	11 698 077	83 568 118
NAV per share (Cents)	**836.07**	**98.83**		**2 790.67**
NTAV per share (Cents)	**836.07**	**98.83**		**2 790.67**

Notes:

1. This column is extracted from the Group Net Asset Value Statement of R&E at 31 March 2008 prepared on the basis of presentation described in the accompanying notes thereto, as detailed in Annexure 5a to this Circular. The R&E directors are responsible for the preparation and presentation of the Group Net Asset Value Statement of R&E at 31 March 2008. The limited assurance report issued by the independent auditor of R&E on the Group Net Asset Value Statement of R&E at 31 March 2008 is included in Annexure 5b to this Circular.

189

2. This column is extracted from the Group Net Asset Value Statement of JCI as at 31 March 2008 prepared on the basis of presentation described in the accompanying notes thereto, as detailed in Annexure 6a to this Circular. The JCI directors are responsible for the preparation and presentation of the Group Net Asset Value Statement of JCI at 31 March 2008. The limited assurance report issued by the independent auditor of JCI on the Group Net Asset Value Statement of JCI at 31 March 2008 is included in Annexure 6b to this Circular.
3. This column represents combination adjustments to eliminate cross holdings between JCI and R&E as well as intergroup balances on combination post the implementation of the proposed merger.
4. It has been assumed that 20 619 612 R&E shares will be issued to scheme participants, in order to effect the merger as set out in terms of the merger ratio (as further disclosed in paragraph 10 of this circular), i.e. 1 R&E share for every 95 JCI shares.
5. For the purpose of calculating the net shares in issue, the total number of shares in issue of R&E (based on an issued share capital of 74 813 128 R&E shares) has been notionally reduced by 2 943 087 R&E shares, being the disputed R&E shares which R&E has earmarked for possible cancellation in its issued share capital (which shares constitute a portion of the consideration shares purportedly issued and allotted on account of the Phikoloso transaction in respect of which R&E has asserted a claim against JCI), on the basis that such shares are alleged to have been issued for no value received. The said shares have been identified to be in the possession of Letseng Diamonds. R&E has been informed by JCI that the disputed R&E shares in question were pledged by JCI to Letseng Diamonds, as security for a loan made by Letseng Diamonds to JCI. R&E has been further informed by JCI that upon the repayment of the loan by JCI to Letseng Diamonds, the shares will be returned to JCI, whereupon JCI has undertaken to return such shares to R&E for cancellation. R&E has noted JCI's undertaking in respect of the 2 943 087 R&E shares without prejudice and/or waiver of any of its rights and entitlements which it may enjoy in consequence of the void issue and allotment of any of its shares.
6. The net shares in issue has been calculated after the deduction of treasury shares held by subsidiary companies, excluding those held by Matodzi.
7. The 6 794 007 R&E shares held by JCI have been treated as treasury shares on combination post the proposed merger. Furthermore, JCI treasury shares of 202 115 127 shares, as set out in note 6 above, and after conversion into R&E shares at a merger ratio of one R&E share for 95 JCI shares, amounting to 2 127 528 R&E shares have also been treated as treasury shares on combination post the proposed merger.

181

INDEPENDENT REPORTING ACCOUNTANT'S LIMITED ASSURANCE REPORT ON THE *PRO FORMA* COMBINED NET ASSET VALUE STATEMENT OF R&E AT 31 MARCH 2008

"The Directors
Randgold & Exploration Company Limited
10 Benmore Road
Sandton
2146

24 November 2008

Dear Sirs

Independent Reporting Accountant's limited assurance report on the *pro forma* combined Net Asset Value Statement of Randgold & Exploration Company Limited at 31 March 2008

Introduction

We have performed our limited assurance engagement in respect of the *pro forma* combined Net Asset Value Statement of Randgold & Exploration Company Limited ("Randgold") at 31 March 2008 as reflected in Annexure 7a and the *pro forma* financial effects of the proposed merger with JCI Limited ("JCI") in respect of such combined *pro forma* Net Asset Value Statement as set out in paragraph 21.2 of the main body of the circular and Annexure 7a to the circular to Randgold shareholders to be dated on or about 28 November 2008 ("the circular") ("*pro forma* combined Net Asset Value Statement"), issued in connection with the proposed merger of Randgold with JCI ("proposed transaction").

The *pro forma* combined Net Asset Value Statement has been prepared for purposes of complying with the Listings Requirements of the JSE Limited ("JSE"), for illustrative purposes only, to provide information about how the proposed transaction might have affected the *pro forma* combined Net Asset Value Statement presented had the proposed transaction been undertaken on 31 March 2008.

Our conclusion below has been formed on the basis of, and is subject to the limitations relative to certain financial information which forms the basis of the *pro forma* combined Net Asset Value Statement. These limitations relate to the lack of audited financial information as well as limitations on the completeness of the financial information contained in the Group Net Asset Value Statement of Randgold at 31 March 2008 and the Group Net Asset Value Statement of JCI at 31 March 2008, respectively, included in Annexures 5a and 6a, respectively, in the circular ("these net asset value statements"). In the notes to these net asset value statements, the respective directors of Randgold and JCI have described the circumstances giving rise to the basis of preparation of these financial statements and have highlighted certain inhibiting factors regarding the completeness of information. Our respective conclusions on the Group Net Asset Value Statement of Randgold at 31 March 2008 as included in Annexure 5b and the Group Net Asset Value Statement of JCI at 31 March 2008 as included in Annexure 6b provided limited assurance having regard to the basis of preparation and the basis of our assurance engagement. For a better understanding of the circumstances and the basis of preparation of these net asset value statements, reference should be made to the notes to each of these net asset value statement and our respective reports thereon.

Because of its nature and the inhibiting factors referred to above, the *pro forma* combined Net Asset Value Statement may not present a fair reflection of the net asset value position of Randgold after the proposed transaction.

Directors' responsibility

The directors are solely responsible for the compilation, contents and presentation of *pro forma* combined Net Asset Value Statement contained in the circular and for the financial information from which it has been prepared, for the purpose of providing information to the shareholders as required in terms of Section 8.17 *Nature of Information* and Section 8.30 *Adjustments* of the JSE Listings Requirements. The directors' responsibility includes determining that the *pro forma* combined Net Asset Value Statement has been 182

properly compiled on the basis stated, the basis is consistent with the basis of preparation described in the notes accompanying the Group Net Asset Value Statement of Randgold at 31 March 2008 and that the *pro forma* adjustments are appropriate for the purposes of the *pro forma* combined Net Asset Value Statement.

Reporting accountant's responsibility

Our responsibility is to express a limited assurance conclusion on the *pro forma* combined Net Asset Value Statement included in the circular to Randgold shareholders. We conducted our limited assurance engagement in accordance with the International Standard on Assurance Engagements applicable to *Assurance Engagements Other Than Audits or Reviews of Historical Financial* information and the *Guide on Pro Forma Financial Information* issued by The South African Institute of Chartered Accountants. The International Standard requires us to obtain sufficient appropriate evidence on which to base our conclusion.

We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the *pro forma* combined Net Asset Value Statement, beyond that owed to those to whom the reports were addressed by us, having regard to the purpose for which those reports were prepared and any restriction in use contained in those reports, at the dates of their issue.

Sources of information and work performed

Our procedures consisted primarily of comparing the Group Net Asset Value Statement of Randgold at 31 March 2008 as reflected in Annexure 5a attached to the circular and the Group Net Asset Value Statement of JCI at 31 March 2008 as reflected in Annexure 6a attached to the circular, with source documents, considering the *pro forma* adjustments in light of the basis of preparation described in the accompanying notes to the Group Net Asset Value Statement of Randgold at 31 March 2008 as reflected in Annexure 5a attached to the circular, considering the evidence supporting the *pro forma* adjustments, recalculating the amounts based on the information obtained and discussing the *pro forma* combined Net Asset Value Statement with the directors of Randgold. In arriving at our conclusion, we have relied upon financial information prepared by the directors of Randgold.

In a limited assurance engagement the evidence-gathering procedures are more limited than for a reasonable assurance engagement and therefore less assurance is obtained than in a reasonable assurance engagement. We believe that our evidence obtained is sufficient and appropriate to provide a basis for our conclusion.

Conclusion on the pro forma adjustments included in the pro forma combined Net Asset Value Statement

Based on our examination of the evidence obtained, nothing has come to our attention that causes us to believe that in terms of Section 8.17 *Nature of Information* and Section 8.30 *Adjustments* of the JSE Listings Requirements, the *pro forma* adjustments:

- have not been properly compiled on the basis stated;
- such basis is inconsistent with the basis of preparation described in the accompanying notes to the Group Net Asset Value Statement of Randgold at 31 March 2008; and
- are not appropriate for the purposes of the *pro forma* financial information as disclosed pursuant to Section 8.17 *Nature of Information* and Section 8.30 *Adjustments* of the JSE Listings Requirements.

This conclusion has been formed on the basis of, and is subject to the inherent limitations outlined elsewhere in this independent reporting accountants' report.

Yours faithfully

KPMG Inc.
Registered Auditor

Per Mickey Bove
Chartered Accountant (SA)
Registered Auditor
Director

KPMG Crescent
85 Empire Road
Parktown
Johannesburg"

183

CONSOLIDATED BALANCE SHEET OF R&E AT 31 MARCH 2008

RANDGOLD & EXPLORATION COMPANY LIMITED
Registration number 1992/005642/06

CONSOLIDATED BALANCE SHEET

at 31 MARCH 2008

RANDGOLD & EXPLORATION COMPANY LIMITED

Registration number 1992/005642/06

DIRECTORS' RESPONSIBILITIES AND APPROVAL

The Company's directors are responsible for the preparation of the Consolidated Balance Sheet of Randgold and Exploration Company Limited at 31 March 2008, comprising the consolidated balance sheet at 31 March 2008 and notes, which include a summary of significant accounting policies and other explanatory notes, as set out in this annexure, in accordance with the recognition and measurement requirements of International Financial Reporting Standards, but not its presentation and disclosure requirements, for the purpose of providing the shareholders with financial information relevant to the proposed merger of the company with JCI Limited, as referred to in note 2.

The directors' responsibility includes determining that the basis of preparation is an acceptable basis for preparing and presenting the Consolidated Balance Sheet; designing, implementing and maintaining internal controls relevant to the preparation and presentation of the Consolidated Balance Sheet that is free from material misstatements, whether due to fraud and error; selecting and applying accounting policies; and making accounting estimates that are reasonable in the circumstances.

KPMG Inc, the independent auditor of Randgold & Exploration Company Limited, is responsible for reporting on whether, based on their review, which is substantially less than an audit, anything has come to their attention that causes them to believe that the Consolidated Balance Sheet at 31 March 2008 has not been prepared, in all material respects, in accordance with the recognition and measurement requirements of International Financial Reporting Standards, but not its presentation and disclosure requirements.

Approval of the Consolidated Balance Sheet

The Consolidated Balance Sheet at 31 March 2008, as identified above, was approved by the Board of Directors on 21 November 2008 and is signed on its behalf by:

David Kovarsky
Chief Executive Officer

Marais Steyn
Chairman

RANDGOLD & EXPLORATION COMPANY LIMITED

Registration number 1992/005642/06

CONSOLIDATED BALANCE SHEET

at 31 March 2008

	Notes	31 March 2008 R'000
ASSETS		
Total non-current assets		**410 512**
Prospecting rights	6	49
Available-for-sale financial assets	7	276 244
Loans receivable	8	134 219
Total current assets		**369 339**
Trade and other receivables	9	4 000
Cash and cash equivalents	10	365 339
TOTAL ASSETS		**779 851**
EQUITY		
Ordinary share capital	14	748
Shareholders' equity – other		572 862
Minority interest		133 794
TOTAL EQUITY		**707 404**
LIABILITIES		
Total non-current liabilities		
Employee benefits	11	32 984
Total current liabilities		**39 463**
Tax payable	12	30 260
Trade and other payables	13	9 203
TOTAL LIABILITIES		**72 447**
TOTAL EQUITY AND LIABILITIES		**779 851**

186

RANDGOLD & EXPLORATION COMPANY LIMITED

Registration number 1992/005642/06

NOTES TO THE CONSOLIDATED BALANCE SHEET

at 31 March 2008

1. REPORTING ENTITY

Randgold & Exploration Company Limited (the "Company" or "R&E") is a company incorporated in the Republic of South Africa. The address of the Company's registered office is No. 10, Benmore Road, Sandton, 2146. The Consolidated Balance Sheet of the Company as at 31 March 2008 comprise the Company and its subsidiaries (together referred to as the "Group" and individually as "Group entities"). R&E is an investment holding company with assets in the mining industry. The Company aims to invest in high quality assets that will ensure maximum return for its shareholders. It currently holds prospecting rights directly and indirectly through subsidiary companies which it plans to develop further in order to add value to its investments.

2. BACKGROUND

On 31 March 2006, R&E published provisional unaudited and unreviewed financial results for the years ended 31 December 2004 and 2005, and restated provisional results for the year ended 31 December 2003 ("provisional results").

In the accompanying commentary to these provisional results, the Company's directors indicated, *inter alia,* that due to the extent of the misappropriations, for which details were included in the commentary, there may be other material events and circumstances of which the board of directors of R&E are not aware and which may have a material effect on the Group. These may affect the completeness and accuracy of the information reflected in the provisional results and/or may have the effect that the provisional results do not reflect a true and complete account of the financial and other affairs of R&E. In these circumstances the board of directors of R&E disclaimed any liability in respect of the accuracy, correctness and/or completeness of the information reflected in the provisional results. This is still the position.

KPMG was appointed as the independent auditor of R&E during October 2005. In view of the uncertainties relating to the provisional results and the disclaimer by the R&E directors, they were unable to, and did not, express an audit or review opinion on the provisional results. This is still the position.

On 6 November 2008, the Company published an update to shareholders on the proposed merger negotiations between R&E and JCI Limited ("JCI").

Because the board of R&E is still unable to prepare a complete set of financial statements for the years ended 31 December 2004, 2005, 2006 and 2007, and for the period ended 31 March 2008 in accordance with IFRS, the directors have prepared a Consolidated Balance Sheet at 31 March 2008, comprising the Consolidated Balance Sheet at 31 March 2008 and notes, which include a summary of significant accounting policies and other explanatory notes, in accordance with the recognition and measurement requirements of International Financial Reporting Standards ("IFRS"), but not its presentation and disclosure requirements, as described in note 3. The board of R&E, comprising the present board of R&E (subsequent to 24 August 2005), have relied on forensic reports and used their respective reasonable endeavours to make available information to prepare the Consolidated Balance Sheet at 31 March 2008. Notwithstanding the reasonable endeavours of the directors, attention is drawn to the fact that:

- the newly constituted board of R&E, and more specifically the present board of R&E, was appointed subsequent to material events and circumstances which had a direct effect on the financial and other affairs of R&E;
- the directors, comprising the present board of R&E, have no further knowledge of material circumstances and events which have affected the financial and other affairs of R&E; and
- due to the extent of the alleged frauds and thefts, there may be other material events and circumstances or liabilities of which the directors are not aware, which may have a material effect on R&E and which may affect the accuracy and completeness of the information reflected in the Consolidated Balance Sheet and/or may have the effect that the Consolidated Balance Sheet does not reflect a true and complete account of the consolidated financial position of R&E at 31 March 2008.

The directors consider the Consolidated Balance Sheet at 31 March 2008 suitable in the circumstances for the purpose of providing its shareholders with financial information relevant to the proposed merger with JCI. 187

3. BASIS OF PREPARATION

The Consolidated Balance Sheet at 31 March 2008 has been prepared in accordance with the recognition and measurement requirements of IFRS, but not its presentation and disclosure requirements, based on information available to the board of R&E and may not be complete for the reasons given in note 2 above. In particular, the Shareholders' Equity – Other is presented as the excess of consolidated assets over consolidated liabilities, ordinary share capital and minority interest.

The Consolidated Balance Sheet has been prepared in Rands, rounded to the nearest thousand, on the historical cost basis except for available for sale financial assets, which are measured at fair value; and includes all known significant assets and liabilities of R&E, and its subsidiaries. Accordingly, R&E has accounted for all listed investments under its control and in its possession at 31 March 2008.

The preparation of the Consolidated Balance Sheet in accordance with the recognition and measurement requirements of IFRS, requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities. Actual results may differ from these estimates. Information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amounts recognised in the consolidated balance sheet is included in the notes.

Corresponding figures have not been presented as the company is still unable to prepare historical financial statements, including comparative financial information.

4. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently by Group entities.

The following accounting policies are an extract of the Group's accounting policies only as relevant to the preparation of the consolidated balance sheet.

(a) Basis of consolidation

(i) Subsidiaries

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights currently exercisable are taken into account. The balance sheets of subsidiaries are included in the consolidated balance sheet from the date that control commences until the date that control ceases. The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Group.

(ii) Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealised income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated balance sheet.

(b) Foreign currency

Monetary assets and liabilities denominated in foreign currencies at the reporting date are restated to the functional currency at the exchange rate at that date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

(c) Financial Instruments

(i) Non-derivative financial instruments

Non-derivative financial instruments comprise investments in equity securities, trade and other receivables, cash and cash equivalents, loans receivables, and trade and other payables.

Non-derivative financial instruments are recognised initially at fair value plus, any directly attributable transaction costs. Subsequent to initial recognition non-derivative financial instruments are measured as described below.

Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits measured at amortised cost which approximates fair value.

Available-for-sale financial assets

The Group's investments in equity securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value with fair value changes being recognised in Shareholders' Equity – Other.

Where the fair value of equity securities classified as available-for-sale financial assets is no longer reliably measureable, any gain or loss recognised directly in equity relating to these instruments is retained in equity.

The carrying value of the equity securities at the date where fair value is no longer reliably measureable is treated as its new cost. Subsequently the equity investment is carried at cost less impairment. Any impairment losses are recognised in Shareholders' Equity – Other.

Loans receivable; trade and other receivables

Loans receivable and trade and other receivables are measured at amortised cost using the effective interest method, less any impairment losses.

Trade and other payables

Trade and other payables are measured at amortised cost.

(d) **Share capital**

Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognised as a deduction from equity, net of any tax effects.

(e) **Intangible assets**

Intangible assets include prospecting rights.

Prospecting rights are measured at cost less accumulated impairment losses. Prospecting rights are not amortised as they are not yet available for use.

Cost includes expenditure that is directly attributable to the acquisition of the asset.

For prospecting rights not available for use, the recoverable amount is estimated at each reporting date.

The recoverable amount of an asset is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

An impairment loss is recognised if the carrying amount of an asset exceeds its estimated recoverable amount. Impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of amortisation, if no impairment loss had been recognised.

(f) **Impairment**

(i) **Financial assets**

A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortised cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value. Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognised.

(g) **Employee benefits**

(i) **Defined benefit plans**

A defined benefit plan is a post employment benefit plan other than a defined contribution plan. The Group's net obligation in respect of defined benefit plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in prior periods; that benefit is discounted to determine its present value, and the fair value of any related assets is deducted. The discount rate is the yield at the reporting date of instruments that have maturity dates approximating the terms of the Group's obligations. The calculation is performed at the reporting date by a qualified actuary using the projected unit credit method. The group recognises all actuarial gains and losses arising from defined benefit plans in Shareholders' Equity – Other.

(ii) **Short-term benefits**

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A provision is recognised for the amount expected to be paid under short term cash bonus plans and accrued leave if the Group has a present legal or constructive obligation to pay this amount as a result of past services provided by the employee and the obligation can be estimated accurately.

(h) **Income tax**

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Income tax payable has been calculated based on the best information currently available to management regarding taxable income (including prior year assessments and management's interpretation of current tax law) given the circumstances detailed in note 2 above.

Deferred tax is recognised using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognised for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future.

Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle liabilities and assets on a net basis or their tax assets and liabilities will be realised simultaneously.

A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilised. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Additional income taxes that arise from the distribution of dividends are recognised at the same time as the liability to pay the related dividend is recognised.

(i) **Business Combinations**

The purchase method is used when a business is acquired. A business may comprise an entity, group of entities or an unincorporated operation including its operating assets and associated liabilities.

On acquisition date, fair values are attributed to the identifiable assets, liabilities and contingent liabilities. Minority interest at acquisition date is determined as the minority shareholders' proportionate share of the fair value of the net assets of subsidiaries acquired.

Fair values of the total of all identifiable assets and liabilities included in the business combination are determined by reference to market values of those or similar items, where available, or by discounting expected future cash flows using an appropriate discount rate to present values.

To the extent that these identifiable assets and liabilities, were already owned by the group, the adjustment to fair values related to these assets and liabilities is recognised directly in Shareholders' Equity – Other.

To the extent that the fair value of the net identifiable assets of the entity acquired exceeds the cost of acquisition, the excess is recognised in Shareholders' Equity – Other on acquisition date.

5. DETERMINATION OF FAIR VALUES

A number of the Company's accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to the asset.

(i) Investments in equity securities

The fair value of available-for-sale financial assets is determined by reference to their quoted closing bid price at the reporting date.

(ii) Loans receivable; trade and other receivables

The fair value of loans receivable and trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date.

	R'000
6. PROSPECTING RIGHTS	
At cost *less* accumulated impairment losses	**49**

R&E is the beneficial owner of various prospecting rights held through its 55.11% shareholding in the issued share capital of FSD.

A register of the prospecting rights and title deeds is available for inspection at the registered office of the company.

	Number of shares	Value per share	R'000
7. AVAILABLE-FOR-SALE FINANCIAL ASSETS			
Balance at 31 March 2008			**276 244**
Gold Fields Limited	2 028 684	115.0000	233 299
JCI	265 935 854	0.1600	42 550
Kelgran Limited	2 324 830	0.1700	395

The available-for-sale financial assets have been valued at the closing price on 31 March 2008, except for the shares in JCI and Kelgran that have been suspended on the JSE at the prices indicated above, which represents the new cost as explained in note 4(c)(i).

191

	Notes	R'000
8. LOANS RECEIVABLE		
		134 219
FSD loan to JCI Group	8.1	92 861
Goldridge loan to JCI Group	8.2	41 358

8.1 FSD has a loan receivable from the JCI Group to the value indicated above. The R&E board believes that this amount is fully recoverable from the JCI Group. This loan is accounted for as a loan payable by the JCI Group in its Group Net Asset Value Statement at 31 March 2008. The loan is secured by a pledge of 79 million JCI Limited shares, bears interest at the bank prime lending rate and no formal terms of repayment have been established.

8.2 Goldridge, a 100% subsidiary of FSD, has a loan receivable from the JCI Group to the value indicated above. The R&E board believes that this amount is fully recoverable from the JCI Group. This loan is accounted for as a loan payable by the JCI Group in its Group Net Asset Value Statement at 31 March 2008. The loan is secured by a pledge of 1.666 million Gold Fields shares which came into effect on 20 May 2008, bears interest at the bank prime lending rate and no formal terms of repayment have been established.

9. TRADE AND OTHER RECEIVABLES

Claim receivable	**4 000**

The claim receivable bears no interest and was repaid in full during May 2008.

10. CASH AND CASH EQUIVALENTS

Cash and cash deposits	**365 339**

Cash and cash deposits consist of cash held in bank accounts.

11. EMPLOYEE BENEFITS

Defined benefit obligation at 31 March 2008	**32 984**

The Company pays post-retirement medical benefits primarily to a closed group of retirees of the previously listed Rand Mines Group. The liability is unfunded. The Company has accrued in full for their post-retirement medical cost obligations based on the latest actuarial valuation performed by independent actuaries on the projected unit credit method at 31 March 2008, which include appropriate mortality tables and assuming long-term estimates of increases in medical costs and appropriate discount rates.

	%
Actuarial assumptions	
Principal actuarial assumptions at the reporting date (expressed as weighted averages):	
Discount rate	8.20
Healthcare cost inflation rate	6.67

	R'000
12. TAX PAYABLE	
South African normal tax	**30 260**

This amount includes income tax payable for the R&E Group and includes any related penalties and interest that may be due, except as noted in the next paragraph.

192

Income tax payable does not include any additional penalties that may become leviable upon assessment of outstanding returns by SARS as management believe, that the Group did not act fraudulently or in any other way to warrant incurring such additional penalties. Based on the ongoing negotiations with SARS, management believes that the penalties and interest calculated is sufficient and that no further penalties will be levied by SARS.

R&E's calculations reflect that R&E had no taxable income from 2002 to the reporting date as R&E was operating at a loss. SARS has, however, queried R&E's tax calculations from 1998 to 2001 and have subsequently recalculated that an additional amount of R44 million in taxes is payable. R&E has and will continue to contest these queries. Given that such queries are under dispute, management believes that the amount is not payable and therefore no liability for this amount has been raised.

	R'000
13. TRADE AND OTHER PAYABLES	
Trade and other payables	**9 203**
Trade payables	6 066
VAT payable	3 137

VAT payable

R&E engaged independent tax advisors who completed a VAT audit and determined the VAT payable, excluding penalties and interest thereon. Management added penalties and interest to the VAT payable. The penalties calculated by management, however, excluded the 200% section 60 VAT penalty as defined in the VAT Act, as R&E believes they did not act fraudulently.

The report of the independent tax advisors has been submitted to SARS. R&E has had various meetings with SARS but still awaits their final decision regarding settlement.

14. ORDINARY SHARE CAPITAL

Authorised	
75 000 000 ordinary shares of 1 cent each	
Issued	
74 813 128 ordinary shares of 1 cent each	**748**

No shares have been issued since 31 December 2003, the date of the previously published audited financial statements.

15. DEFERRED TAX

Deferred tax assets have not been recognised in respect of deductible temporary differences and assessable tax losses as it is not probable that future taxable profit will be available against which the group can utilise the benefits there from.

16. CONTINGENT ASSETS

R&E has issued various claims against third parties which R&E is proceeding with. Such claims could be substantial, although there is no guarantee that such claims will result in awards being granted in favour of R&E or for that matter that R&E will be able to make successful reçoveries in respect thereof.

17. ENCUMBRANCES AND GUARANTEES

No significant assets have been encumbered or pledged by R&E.

18. **LIST OF SUBSIDIARIES**

	Issued share capital R'000	Effective holding	Shares at cost R'000
AFRICAN STRATEGIC INVESTMENT HOLDINGS	*	100%	*
BENTONITE LTD – Dormant	*	100%	*
CONTINENTAL BASE METAL MINING COMPANY (PTY) LTD	2	100%	*
CORGROUP (NEPTUNE) INVESTMENTS LTD	4	100%	*
DOORNRIVIER MINERALS LTD	*	100%	46
FIRST WESGOLD MINING (PTY) LTD	340	100%	21 080
FREE STATE DEVELOPMENT AND INVESTMENT CORPORATION LTD	2 223	55%	45 355
GOLDRIDE GOLD MINING COMPANY (PTY) LTD	*	55%	*
LUNDA ALLUVIAL OPERATION (PTY) LTD	*	100%	*
MINRICO LTD	*	74%	*
PALMIETFONTEIN MINING VENTURES (PTY) LTD	*	55%	*
PAN AFRICAN EXPLORATION SYNDICATE (PTY) LTD – Dormant	4	100%	*
RAND MINES LANDS LTD	*	100%	66
RANDGOLD FINANCE BVI (incorporated in the British Virgin Islands)	*	100%	*
RANDGOLD PROSPECTING AND MINERAL HOLDINGS LTD	*	100%	*
REFRACTION INVESTMENTS (PTY) LTD	*	100%	219 374
SOUTHERN HOLDINGS LTD	*	55%	*
VERSATEX TRADING 446 (PTY) LTD – Dormant	*	100%	*
Total at cost			**285 921**

*Less than R1 000.

19. **SUBSEQUENT EVENTS**

No material fact or circumstance/s have been identified between the reporting date and the date of this report, other than disclosed in the Consolidated Balance Sheet.

194

INDEPENDENT AUDITOR'S REVIEW REPORT ON THE CONSOLIDATED BALANCE SHEET OF R&E AT 31 MARCH 2008

"The Directors
Randgold & Exploration Company Limited
10 Benmore Road
Sandton
2146

21 November 2008

Dear Sirs

Independent Auditor's Review Report on the Consolidated Balance Sheet of Randgold & Exploration Company Limited at 31 March 2008

We have reviewed the Consolidated Balance Sheet of Randgold & Exploration Company Limited ("the company") at 31 March 2008, comprising the consolidated balance sheet at 31 March 2008 and notes thereto, which include a summary of significant accounting policies and other explanatory notes, as set out in Annexure 8a to the Circular to Randgold & Exploration Company Limited shareholders to be dated on or about 28 November 2008 in which this report is included ("the Consolidated Balance Sheet").

Directors' Responsibility for the Consolidated Balance Sheet

The company's directors are responsible for the preparation and presentation of the Consolidated Balance Sheet in accordance with the recognition and measurement requirements of International Financial Reporting Standards, but not its presentation and disclosure requirements, for the purpose of providing the shareholders of Randgold & Exploration Company Limited with financial information relevant to the proposed merger of the company with JCI Limited, as referred to in note 2 to the Consolidated Balance Sheet. This responsibility includes determining that the basis of preparation described in note 3 to the Consolidated Balance Sheet is an acceptable basis for preparing and presenting the Consolidated Balance Sheet; designing, implementing and maintaining internal controls relevant to the preparation and presentation of the Consolidated Balance Sheet that is free from material misstatements, whether due to fraud and error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' Responsibility

Our responsibility is to express a conclusion on the Consolidated Balance Sheet based on our review. We conducted our review in accordance with the International Standard on Review Engagements 2410, which applies to a review of historical financial information performed by the independent auditor of the entity. Our review consisted of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. Our review was substantially less in scope than had we conducted an audit in accordance with International Standards on Auditing and consequently did not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Basis for Qualified Conclusion

As indicated in note 3 to the Consolidated Balance Sheet, the Consolidated Balance Sheet has been prepared in accordance with the recognition and measurement requirements of International Financial Reporting Standards, but not its presentation and disclosure requirements, based on information available to the company's directors. Note 2 to the Consolidated Balance Sheet offers an explanation for preparing the Consolidated Balance Sheet on this basis and for its purpose, and states that the directors have no further 195

knowledge of material circumstances and events which have affected the financial and other affairs of the company. The note also states that there may be other material events and circumstances or liabilities of which the directors are not aware, which may have a material effect on the company and which may affect the accuracy and completeness of the information reflected in the Consolidated Balance Sheet and/or may have the effect that the Consolidated Balance Sheet does not reflect a true and complete account of the consolidated financial position of the company at 31 March 2008.

Qualified Conclusion

Based on our review, except for the possible effects of the matter relating to the accuracy and completeness of the information contained in the Consolidated Balance Sheet, as described in the preceding paragraph, nothing has come to our attention that causes us to believe that the Consolidated Balance Sheet at 31 March 2008 is not prepared, in all material respects, in accordance with the recognition and measurement requirements of International Financial Reporting Standards.

Restriction on use of this Report

As indicated, the Consolidated Balance Sheet is prepared in accordance with the recognition and measurement requirements of International Financial Reporting Standards, but not its presentation and disclosure requirements, for the purpose of providing the shareholders of Randgold & Exploration Company Limited with financial information relevant to the proposed merger of the company with JCI Limited. The Consolidated Balance Sheet and our review report may not be suitable for any other purpose.

KPMG Inc.
Registered Auditor

Per C H Basson
Chartered Accountant (SA)
Registered Auditor
Director

21 November 2008

KPMG Crescent
85 Empire Road
Parktown
Johannesburg, South Africa"

196

UNAUDITED *PRO FORMA* CONSOLIDATED BALANCE SHEET OF R&E, POST THE MERGER

The unaudited *pro forma* consolidated balance sheet of Randgold and Exploration Limited ("R&E"), before and after the proposed transaction, are set out below. The unaudited *pro forma* financial effects are presented in a manner consistent with the basis on which the consolidated balance sheet of R&E has been presented in Annexure 8a which is in accordance with the basis of preparation described in the accompanying notes thereto as set out in Annexure 8a to this circular (in compliance with the recognition and measurement requirements of IFRS).

In the respective notes to consolidated balance sheet of R&E at 31 March 2008 before the acquisition (Annexure 8a) and the Group Net Asset Value Statement of JCI Limited ("JCI") at 31 March 2008 (Annexure 6a), the respective directors highlight certain limitations relating to the lack of audited financial information as well as limitations on the completeness of financial information. For a better understanding of the circumstances and the basis of preparation of the consolidated balance sheet of R&E at 31 March 2008 and the Group Net Asset Value Statement of JCI at 31 March 2008 (Annexure 6a), reference should be made to the respective notes thereto.

The unaudited *pro forma* consolidated balance sheet has been prepared for illustrative purposes only and because of its nature and the inhibiting factors referred to above, the unaudited *pro forma* consolidated balance sheet after acquisition may not give a fair reflection of R&E's financial position after the proposed transaction. It has been assumed for the purposes of the *pro forma* financial information that the proposed transaction took place on 31 March 2008. It does not purport to be indicative of what the financial position would have been had the proposed transaction been implemented on a different date. The unaudited *pro forma* financial effects of the proposed transaction are based on the estimates and assumptions set out in the notes below. The directors of R&E are responsible for the preparation of the unaudited *pro forma* financial information.

The independent reporting accountant's report relating to the unaudited *pro forma* financial information of the proposed transaction is included in this circular as Annexure 9b.

The *pro forma* consolidated balance sheet after acquisition presented below has been prepared from the information available to the directors of R&E and includes the consolidated balance sheet of R&E at 31 March 2008 (Annexure 8a) before the acquisition and the Group Net Asset Value Statement of JCI at 31 March 2008 (Annexure 6a) together with adjustments described below:

1. BASED ON THE MERGER RATIO OF 1 R&E SHARE FOR 95 JCI SHARES

	R&E before acquisition[1] R'000	JCI unaudited NAV 31 March 2008[2] R'000	Purchase price adjustment[3] R'000	Assets and liabilities acquired at estimated fair value[4] R'000	Combined merged total[5] R'000	Consolidation adjustments[6] R'000	After acquisition R'000
ASSETS							
Total non-current assets	410 512	2 218 412	(295 371)	1 923 041	2 333 553	(237 236)	2 096 317
Prospecting rights	49	62 528	(62 528)[a]	–	49	–	49
Listed investments	276 244	1 703 094	(232 843)[b]	1 470 251	1 746 495	(103 017)	1 643 478
Loans receivable	134 219	–	–	–	134 219	(134 219)	–
Other investments – Jaganda	–	284 302	– e c	284 302	284 302	–	284 302
Other investments – Boschendal	–	160 988	– c	160 988	160 988	–	160 988
Investment properties	–	7 500	– c	7 500	7 500	–	7 500
Total current assets	369 339	333 375	(159 860)	173 515	542 854	–	542 854
Derivative instruments	–	2 007	– c	2 007	2 007	–	2 007
Businesses held for sale	–	68 823	– c	68 823	68 823	–	68 823
Properties held for sale	–	22 998	– c	22 998	22 998	–	22 998
Loans receivable	–	16 000	– c	16 000	16 000	–	16 000
Trade and other receivables	4 000	–	–	–	4 000	–	4 000
Share of cash in associate	–	159 860	(159 860)[a]	–	–	–	–
Cash and cash equivalents	365 339	63 687	– c	63 687	429 026	–	429 026
Share of net assets in associate	–	–	133 794[a]	133 794	133 794	(133 794)[a]	–
TOTAL ASSETS	**779 851**	**2 551 787**	**(321 437)**	**2 230 350**	**3 010 201**	**(371 030)**	**2 639 171**
LIABILITIES							
Total non-current liabilities	32 984	393 401	(17 502)	375 899	408 883	–	408 883
Employee benefits	32 984	–	–	–	32 984	–	32 984
Investec raising fee	–	373 335[f]	–[c]	373 335	373 335	–	373 335
Deferred tax	–	20 066	(17 502)[e]	2 564	2 564	–	2 564
Total current liabilities	39 463	159 439	(77 683)	81 756	121 219	–	121 219
Current tax liabilities	30 260	12 371	(12 371)[e]	–	30 260	–	30 260
Trade and other payables	9 203	147 068	(65 312)[(e)(c)]	81 756	90 959	–	90 959
Minority interest	133 794	–	–	–	133 794	(133 794)	–
TOTAL LIABILITIES AND MINORITY INTEREST	**206 241**	**552 840**	**(95 185)**	**457 655**	**663 896**	**(133 794)**	**530 102**
EQUITY (NET ASSETS)	**573 610**	**1 998 947**	**(226 252)**	**1 772 695**	**2 346 305**	**(237 236)**	**2 109 069**
EQUITY							
Shares in issue	74 813 128	2 224 798 993	2 224 798 993[d]	2 224 798 993	95 432 740[7]	95 432 740	95 432 740
Number of shares identified for possible cancellation/ treasury shares	–	(202 115 127)	(202 115 127)	(202 115 127)	–	(11 864 622)[9]	(11 864 622)[9]
Net shares in issue	74 813 128	2 022 683 866[8]	2 022 683 866[8]	2 022 683 866[8]	95 432 740	83 568 118	83 568 118
Net asset value per share (Cents)	**766.72**	**98.83**	**(11.19)**	**87.64**	**2 458.60**	**(283.88)**	**2 523.77**
Net tangible asset value per share (Cents)	**766.72**	**98.83**	**(11.19)**	**87.64**	**2 458.60**	**(283.88)**	**2 523.77**

198

2. NOTES AND ASSUMPTIONS TO UNAUDITED *PRO FORMA* BALANCE SHEET

1. This column is extracted from the consolidated balance sheet of R&E at 31 March 2008 prepared on the basis described in the accompanying notes thereto, which is in accordance with the recognition and measurement requirements of IFRS, as detailed in Annexure 8a to this circular. The qualified review conclusion issued by the independent auditor on the consolidated balance sheet of R&E at 31 March 2008 is included in Annexure 8b to this circular.
2. This column is extracted from the Group Net Asset Value Statement of JCI at 31 March 2008 prepared on the basis of preparation described in the accompanying notes thereto, as detailed in Annexure 6a of this circular. The JCI directors are responsible for the preparation and presentation of the Group Net Asset Value Statement of JCI at 31 March 2008. The limited assurance report issued by the independent auditor of JCI on the Group Net Asset Value Statement of JCI at 31 March 2008 is included in Annexure 6b to this circular.
3. This column represents the fair value adjustments to the Group Net Asset Value Statement of JCI at 31 March 2008. These adjustments represent the R&E directors' best estimate to reflect the acquired assets and liabilities at fair value based on available information included in the Group Net Asset Value Statement of JCI at 31 March 2008 and subject is to the inhibiting factors referred to in this annexure.

   (a) The FSD group is a 55.11% subsidiary of R&E. All assets and liabilities of the FSD group are consolidated by R&E and the R&E consolidated balance sheet before the acquisition therefore reflects 100% of those assets and liabilities. JCI owns the remaining 44.89% of the FSD group. The Group Net Asset Value Statement of JCI at 31 March 2008 reflects JCI's proportionate share of the FSD group's assets and liabilities on a line by line basis as opposed to an investment in an associate as would be required by IFRS. After the proposed transaction, R&E will own 100% of the FSD group. It is R&E's accounting policy to recognise increases in its shareholders' interest directly in equity when there is no change in control. As a result of the proposed transaction, R&E will acquire the remaining 44.89% interest in the FSD group and will account for the acquisition as an equity transaction. Also, no change in the carrying amounts of assets or liabilities reflected in the consolidated balance sheet before the acquisition is recognised as a result of the acquisition of the minority interest.

   Given that the assets and liabilities are already reflected at 100%, all assets and liabilities of the FSD group included in the Group Net Asset Value Statement of JCI at 31 March 2008 are reversed. The following assets and liabilities are reversed:

	R'000
Prospecting rights	62 528
Cash and cash equivalents	159 860
Tax payable	12 371
Deferred taxation	17 502
Trade and other payables	73 969

   (b) Listed investments in the Group Net Asset Value Statement of JCI at 31 March 2008 are valued based on the 19 trading day VWAP for March 2008, except for the investment in R&E which value is shown at the suspended value of 890 cents per share (the company was suspended on the JSE on 1 August 2005). It is R&E's accounting policy to value listed investments (available-for-sale financial assets) by reference to their quoted closing bid price at the reporting date. As a result, the following adjustment is required to reflect the listed investments at fair value:

Balance as at 31 March 2008	Number of shares	Value per share R	R'000
Gold Fields Limited	11 734 508	115.00	1 349 468
Matodzi Resources Limited	211 590 595	0.24	50 782
Randgold	6 794 007	8.90	60 467
Simmer and Jack Mines Limited	1 833 592	5.20	9 535
			1 470 252
As per the Group Net Asset Value Statement of JCI at 31 March 2008 (excluding derivative instruments)			1 703 094
Adjustment			**(232 843)**

199

(c) Assets and liabilities have been reflected in the Group Net Asset Value Statement of JCI at 31 March 2008, as set out in Annexure 6a to this Circular, at values which the JCI directors believe is indicative of fair value, unless otherwise stated. The basis of calculating the values is disclosed in the Group Net Asset Value Statement of JCI at 31 March 2008. The directors of R&E believe that given the information available to them, these assets or liabilities as reflected in the Group Net Asset Value Statement of JCI at 31 March 2008 are currently the best estimate of the fair value, and as a result, no purchase price adjustments are made.

(d) The shares will be converted on a ratio of one R&E share for 95 JCI shares held by scheme participants. Post the proposed transaction R&E will thus hold a 100% interest in JCI.

(e) The investment in Jaganda comprises 357 374 000 preference shares in respect of which the Board of JCI have placed a value of R284 million. Note 5 of the Group Net Asset Value Statement of JCI at 31 March 2008, which is attached to this Circular as Annexure 6a, provides full details as to the basis upon which the Board of JCI has valued this investment. This value is supported by the value placed on the investment by the Cohen Report, paragraph 17.2, which is attached to this Circular as Annexure 10.

(f) This value is based on the Investec Loan Facility as more fully set out in paragraph 15 of the Circular to which this Annexure 9a forms a part and as also referred to in note 13 of the Group Net Asset Value Statement of JCI at 31 March 2008, which is attached to this Circular as Annexure 6a. In terms of the aforementioned note 13, the Board of JCI have provided for an amount of R373 million, whilst Investec contends that such fee amounts to R575.6 million. The Board of JCI and Investec are in the process of finalising their differences in respect of the calculation of such raising fee. The Board of JCI are strongly of the view that the amount as disclosed in the aforementioned note 13 represents the maximum amount that will be agreed upon by the parties concerned. The Cohen Report attached to this circular as Annexure 10 indicates in paragraph 17 that this liability should be approximately R400 million. Given all the information available to the R&E directors, the R&E directors believe that the value placed on the liability by the JCI directors is the best estimate of fair value.

(g) The R&E directors have placed a fair value of R 8 657 719 on the contingent liabilities that may exist from third party claims against JCI not recognised in the Group Net Asset Value Statement of JCI at 31 March 2008. The fair value was determined in consultation with JCI management and their legal counsel.

4. This column reflects the estimated fair value of assets and liabilities acquired, as determined by the directors of R&E, which is the best estimate of fair value based on available information included in the Group Net Asset Value Statement of JCI at 31 March 2008 (Annexure 6a). Should additional information become available, the estimated fair values may change.

5. This column reflects the combined value of the entities assuming the proposed acquisition occurred on 31 March 2008, before any consolidation adjustments.

6. This column represents consolidation adjustments to eliminate cross holdings between R&E and JCI as well as inter-group balances.

7. It has been assumed that 20 619 612 R&E shares will be issued to the effect the merger as set out in terms of the merger ratio further disclosed in paragraph 24 of this circular. This results in a merger ratio of one R&E share for every 95 JCI shares.

8. The net shares in issue has been calculated after deduction of treasury shares held by subsidiary companies, excluding those held by Matodzi.

9. The 6 794 007 R&E shares held by JCI have been treated as treasury shares on consolidation post the proposed merger. Furthermore, JCI treasury shares of 202 115 127 shares as set out in note 8 above, and after conversion into R&E shares at a merger ratio of one R&E share for 95 JCI shares, amounting to 2 127 528 R&E shares, have also been treated as treasury shares on consolidation post the proposed merger. In addition, for the purpose of calculating the consolidation adjustments an adjustment has been made for the 2 943 087 R&E shares, being the disputed R&E shares which R&E has earmarked for possible cancellation in its issued share capital (which shares constitute a portion of the consideration shares purportedly issued and allotted in consequence of the Phikoloso transaction in respect of which R&E has asserted a claim against JCI) on the basis that such shares are alleged to have been issued for no value received. The said shares have been identified to be in the possession of Letseng Diamonds. R&E has been informed by JCI that the disputed R&E shares in question were pledged by JCI to Letseng Diamonds, as security for a loan made by Letseng Diamonds to JCI. R&E has been further informed by JCI that upon the repayment of the loan by JCI to Letseng Diamonds, the shares will be returned to JCI, whereupon JCI has undertaken to return such shares to R&E for cancellation. R&E has noted JCI's undertaking in respect of the 2 943 087 R&E shares without prejudice and/or waiver of any of its rights and entitlements which it may enjoy in consequence of the void issue and allotment of any of its shares. 209

INDEPENDENT REPORTING ACCOUNTANT'S LIMITED ASSURANCE REPORT ON THE *PRO FORMA* CONSOLIDATED BALANCE SHEET OF R&E AT 31 MARCH 2008

"The Directors
Randgold & Exploration Company Limited
10 Benmore Road
Sandton
2146

24 November 2008

Dear Sirs

Independent Reporting Accountant's limited assurance report on the *pro forma* consolidated balance sheet of Randgold & Exploration Company Limited at 31 March 2008

Introduction

We have performed our limited assurance engagement in respect of the *pro forma* consolidated balance sheet of Randgold & Exploration Company Limited ("Randgold") at 31 March 2008 as reflected in Annexure 9a and the *pro forma* financial effects of the proposed merger with JCI Limited ("JCI") in respect of such *pro forma* consolidated balance sheet as set out in paragraph 6.1 of the Salient Features and paragraph 21.1 in the main body of the circular to Randgold shareholders to be dated on or about 28 November 2008 ("the circular") ("*pro forma* consolidated balance sheet") and issued in connection with the proposed merger of Randgold with JCI ("proposed transaction").

The *pro forma* consolidated balance sheet has been prepared for purposes of complying with the Listings Requirements of the JSE Limited ("JSE"), for illustrative purposes only, to provide information about how the proposed transaction might have affected the *pro forma* consolidated balance sheet presented had the proposed transaction been undertaken on 31 March 2008.

Our conclusion below has been formed on the basis of, and is subject to the limitations relative to certain financial information which forms the basis of the *pro forma* consolidated balance sheet. These limitations relate to the lack of audited financial information as well as limitations on the completeness of the financial information contained in the Consolidated Balance Sheet of Randgold at 31 March 2008, before adjustments, and the Group Net Asset Value Statement of JCI at 31 March 2008, respectively, included in Annexures 8a and 6a, respectively, in the circular ("these financial statements"). In the notes to these financial statements, the respective directors of Randgold and JCI have described the circumstances giving rise to the basis of preparation of these financial statements and have highlighted certain inhibiting factors regarding the completeness of information. We expressed a qualified review conclusion on the Consolidated Balance Sheet of Randgold at 31 March 2008 as included in Annexure 8b with regard to completeness of the information, while our conclusion on the Group Net Asset Value Statement of JCI at 31 March 2008 as included in Annexure 6b provided limited assurance having regard to the basis of preparation and the basis of our assurance engagement. For a better understanding of the circumstances and the basis of preparation of these financial statements, reference should be made to the notes to each of these financial statement and our respective reports thereon.

Because of its nature and the inhibiting factors referred to above, the *pro forma* consolidated balance sheet may not present a fair reflection of the financial position of Randgold after the proposed transaction.

Directors' responsibility

The directors are solely responsible for the compilation, contents and presentation of the *pro forma* consolidated balance sheet contained in the circular and for the financial information from which it has been prepared, for the purpose of providing information to the shareholders as required in terms of Section 8.17 *Nature of Information* and Section 8.30 *Adjustments* of the JSE Listings Requirements. The directors responsibility includes determining that the *pro forma* consolidated balance sheet has been properly compiled on the basis stated, the basis is consistent with the basis of preparation described in the notes accompanying the Consolidated Balance Sheet of Randgold at 31 March 2008, which is in accordance with 20!

the recognition and measurement criteria of International Financial Reporting Standards ("IFRS") but not its presentation and disclosure requirements, and that the *pro forma* adjustments are appropriate for the purposes of the *pro forma* consolidated balance sheet.

Reporting accountant's responsibility

Our responsibility is to express a limited assurance conclusion on the *pro forma* consolidated balance sheet included in the circular to Randgold shareholders. We conducted our limited assurance engagement in accordance with the International Standard on Assurance Engagements applicable to *Assurance Engagements Other Than Audits or Reviews of Historical Financial* information and the *Guide on pro forma Financial Information* issued by The South African Institute of Chartered Accountants. The International Standard requires us to obtain sufficient appropriate evidence on which to base our conclusion.

We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the *pro forma* consolidated balance sheet beyond that owed to those to whom the reports were addressed by us, having regard to the purpose for which those reports were prepared and any restriction in use contained in those reports, at the dates of their issue.

Sources of information and work performed

Our procedures consisted primarily of comparing the Consolidated Balance Sheet of Randgold at 31 March 2008 as reflected in Annexure 8a attached to the circular, before *pro forma* adjustments, and the Group Net Asset Value Statement of JCI at 31 March 2008 as reflected in Annexure 6a attached to the circular, with source documents, considering the *pro forma* adjustments in light of the accounting policies described in the accompanying notes to the Consolidated Balance Sheet of Randgold at 31 March 2008 as reflected in Annexure 8a attached to the circular, considering the evidence supporting the *pro forma* adjustments, recalculating the amounts based on the information obtained and discussing the *pro forma* consolidated balance sheet with the directors of Randgold. In arriving at our conclusion, we have relied upon financial information prepared by the directors of Randgold.

In a limited assurance engagement the evidence-gathering procedures are more limited than for a reasonable assurance engagement and therefore less assurance is obtained than in a reasonable assurance engagement. We believe that our evidence obtained is sufficient and appropriate to provide a basis for our conclusion.

Conclusion on the pro forma adjustments included in the pro forma consolidated balance sheet

Based on our examination of the evidence obtained, nothing has come to our attention that causes us to believe that in terms of Section 8.17 *Nature of Information* and Section 8.30 *Adjustments* of the JSE Listings Requirements, the *pro forma* adjustments:

- have not been properly compiled on the basis stated;
- such basis is inconsistent with the accounting policies described in the accompanying notes to the Consolidated Balance Sheet of Randgold at 31 March 2008; and
- are not appropriate for the purposes of the *pro forma* financial information as disclosed pursuant to Section 8.17 *Nature of Information* and Section 8.30 *Adjustments* of the JSE Listings Requirements.

This conclusion has been formed on the basis of, and is subject to the inherent limitations outlined elsewhere in this independent reporting accountant's report.

Yours faithfully

KPMG Inc.
Registered Auditor

Per Mickey Bove
Chartered Accountant (SA)
Registered Auditor
Director

KPMG Crescent
85 Empire Road
Parktown
Johannesburg"

208

REPORT BY CLIVE COHEN PERTAINING TO CERTAIN THIRD PARTY CLAIMS

Ex parte: **RANDGOLD & EXPLORATION COMPANY LIMITED**
and
JCI LIMITED

In re: SECURITIES REGULATION PANEL

REPORT OF INDEPENDENT ADVISOR

1. At the relevant time the directing and controlling minds of Randgold & Exploration Company Ltd ("**Randgold**") and JCI Ltd ("**JCI**") were Brett Kebble ("**Brett**"), who was the CEO of both Randgold and JCI, Roger Kebble ("Roger") and Buitendach, who were directors of both companies, JCI directors Cornwall and Stratton and other officers and directors of the companies and various of their subsidiaries or associated companies.

2. Both companies, but most significantly Randgold, were subjected during the Brett reign to extensive abuse by theft, fraud, misappropriation of their assets and those of their subsidiary and associated companies, including the proceeds derived from their assets, securities, and the void issue of shares used to raise money. The proceeds of this unlawful conduct was used to provide working capital for JCI or its subsidiaries, sometimes to fund the personal accounts of the perpetrators of the unlawful transactions or to fund their transactions. Frequently the unlawful transactions were conducted through CMMS, a subsidiary of JCI without any regard to the separate corporate identities of the companies or true ownership of the assets.

3. The extent of the unlawful transactions conducted over a lengthy period, the complexity of the transactions, the absence of reliable records, exacerbates the inherent difficulty of unravelling the legal and factual issues occasioned by the transactions. The absence of audited financial statements for both Randgold and JCI, the incomplete state of their financial records, misstatements of past financial statements, the unresolved issues which are or are to be the subject of litigation makes the preparation of proper financial statements reflecting a true and complete account of the financial and other affairs of the companies an impossibility.

4. This state of affairs has led to disclaimers of the right to rely on their statements being issued by the current directors of Randgold and JCI, the present auditors of those companies and the mediators on the views expressed by them in their report. I too, particularly having regard to the limitations of my mandate, must disclaim any assurance of the validity of the views expressed in this report or of the accuracy, correctness or completeness of the information assessed by me and upon which I have relied.

5. An announcement was made of the intention to merge Randgold with JCI by means of a scheme of arrangement between the companies and their shareholders under section 311 of the Companies Act, resulting in JCI becoming a wholly-owned subsidiary of Randgold. The merger ratio they finally determined was 95 JCI shares for 1 Randgold share.

6. The companies' inability, having regard to the state of affairs I have outlined, to comply with the disclosure and compliance requirements of the JSE and the SRP to the standards I believe they would have preferred, when weighed against the obvious business sense and advantages to be derived from the merger proposal on the terms approved by the present directors of both the Randgold and the JCI boards of directors led, I suspect, to both the SRP approval of the dispensation granted from the obligation to provide certain of the customary disclosures and to the invocation of Rule 3 of the Securities Regulation Code to consider this report (from an independent lawyer) on the validity and extent of the claims by and against Randgold and JCI. 203

7. As I understand my mandate, I am to provide a *"prima facie assessment"* of the likely value of the claims *"as far as possible"* and *"based on a consideration of the information and pleadings ... and the submissions ... in respect thereof"*. This assessment is intended to assist shareholders to evaluate the proposal and is not a legal opinion on the merits of the claims or the validity of the defences.

8.

8.1 I commence my assessment with a review of the Randgold claims against JCI both in law and on the facts and to JCI's defences and contentions both factual and legal.

8.2 These are by far the most significant issues for the shareholders of both companies and could ultimately have the most material bearing on the value of the companies.

9. Summons was issued and a plea filed. In summary the claims are based on the unlawful conduct of Brett and his cronies (referred to in paragraph 1 hereof) who conspired with JCI and its subsidiaries to plunder the assets of Randgold and its associated companies including its subsidiaries for the benefit of JCI and its associated companies including the cronies. The summons identifies fifteen claims and their alternatives.

10.

10.1 The basis of the claims is the acts and conduct of Brett and cronies flowing from their conspiracies and is attributed to JCI and its subsidiaries all of whom are jointly and severally liable in law for the Randgold losses. It is contended that there is a sufficiently close link between Brett and co to JCI and its activities to attribute their acts and conduct to JCI and its subsidiaries. Included in the claims is reliance upon the *condictio furtiva* with its penal provisions to justify a claim for the highest value of an asset attained subsequent to the theft.

10.3 A mediation agreement was concluded between JCI and Randgold on 7 April 2006. My interpretation of the mediation agreement is that JCI on the one hand and Randgold on the other accepted responsibility for the liabilities of their subsidiaries and associated companies. My interpretation derives support from the definitions to the mediation agreement which defines *"JCI"* as *"including the JCI subsidiaries as defined herein"*. The definition of JCI subsidiaries reads:

> *"All and any subsidiary or associated companies of JCI or in which JCI has an interest, whether direct or indirect, including its interest in CMMS."*

Although both Randgold and JCI contend for rectification of the mediation agreement it does not seem to me likely that rectification would be granted.

11. The defences raised by JCI to the Randgold claims vary and include the following:

11.1 Brett and his cronies controlled Randgold and acted for it in the conduct and the transactions which are complained about;

11.2 The business and objects of JCI did not permit them to represent it by their objectionable conduct;

11.3 The *"highest value"* approach applies in limited circumstances if at all, it does not apply in circumstances of vicarious liability;

11.4 The issues and allotments of the Randgold shares were void and in law do not permit of the proposed recovery of damages/losses;

11.5 Randgold did not own the assets stolen.

12. The claims by Randgold against JCI and my *prima facie* assessment of the value of the claims are dealt with *seriatim*.

12.1 The first claim (I use the numbering used in the pleadings) arises from the theft of 12 360 000 shares (after the shares had been split) in Randgold Resources Limited. The claim is computed based upon various alternatives. I assess this claim in the amount of R798 948 655.00. This is the amount received by JCI and its subsidiary/associated companies (including CMMS) from the sale of the shares by its brokers, T-Sec. I will deal with interest on the various capital amounts separately later in this Report. 204

12.2 3 000 000 shares in Durban Roodepoort Deep, Limited were removed from the custody of Randgold through a series of disguised transactions and payment conduits. JCI/Associates received an amount of R89 643 549.00. My assessment of the value of this claim is R89 643 549.00.

12.3 952 000 Randgold Resources shares (split into 1 904 962 shares) were stolen under simulated agreements. The net proceeds derived from these shares amounted to R64 326 241.00. Of these proceeds an amount 10 200 000 was paid into Roger Kebble's ABSA Bank account. JCI will have a claim against Roger for payment of R10.2 million. My assessment is that JCI is liable to Randgold for payment of R64 326 241.00.

12.4 Claims 4 and 6 should be viewed together. Randgold acquired 8 100 000 Aflease shares and subsequently acquired a further 94 million Aflease shares pursuant to a share swap arrangement with Randgold for 9 400 000 Randgold shares. The Aflease shares were moved into the Consolidated Investment account opened by JCI with T-Sec. The 8.1 million Aflease shares were transferred to the trading account of CMMS at T-Sec on the instructions of JCI and the proceeds derived from the sale of those shares amounted to R11 292 342. The proceeds derived by JCI from the sale of the 94 million Aflease shares amounted to R144 711 877.00. My assessment of the value of the claims in respect of the Aflease shares is:

(i) R11 292 341.00; and

(ii) R144 711 877.00,

which JCI is liable to pay to Randgold.

12.5 The next claim is described as Claim 7 by Randgold. Randgold was the owner of 2 million Durban Roodepoort Deep, Limited shares which Brett and the conspirators obtained control of through a series of convoluted transactions. I am unable to determine the proceeds derived by the conspirators from the disposal of these shares but the forensic report of John Louw McKnight and Company states that *"the highest value of these shares since JCI and the conspirators took control thereof amounts to R113 million"*. I accordingly assess the value of the claim in respect of the 2 million DRD shares at R113 million.

12.6 The next claim, Claim 8 relates to 40 million Simmer and Jack Mines Limited shares. These shares were held by Randgold as security for the debt of Continental Goldfields. JCI sold these shares together with a further 60 million Simmer and Jack Mines Limited shares to Topgold for R25 million. The *pro rata* proceeds received by JCI from the sale of the 40 million shares is R10 million. I have valued this claim in that amount.

12.7 The ninth claim relates to 5 460 Randgold Resources shares (after the two-to-one split). These shares were delivered to Investec UK by JCI under a script lending agreement. Investec sold the shares for a net amount of R208 794 833.00 and paid the amounts to JCI and other associate companies. In my assessment JCI is responsible to Randgold for the sum of R208 794 833.00.

12.8 The tenth claim arises from the *Equitant* and Phikolosa transaction in respect of which 8 800 000 Randgold shares were invalidly issued and allotted. The transaction was void. The shares were controlled by JCI. Randgold received no value for the shares which were dealt with in a variety of ways by JCI and its associates. Although the claim is for in excess of a billion rand, the value of the shares on the open market were R149 600 000.00. I assess the value of this claim at R149 600 000.00.

12.9 Randgold issued and allotted 5 160 000 Randgold shares purportedly for the various Angolan Diamond and related transactions including the Golden Diamond transaction. JCI and its associates controlled these shares for which Randgold received no payment. The issue price was R87 720 000.00. I assess the value of Randgold's claim in that amount.

12.10 The twelfth claim relates to the void issue and allotment of 1 306 000 shares in Randgold. The shares were issued at a price of R18.50 per share which was not paid to Randgold. 641 000 of these shares were placed in the Consolidated Investment trading account and used for the benefit of JCI and its associates. The issue price of these shares, which were used for the benefit of JCI and its associates amounts to R11 858 500.00. I assess this claim at R11 858 500.00.

12.11 Claim 13 relates to the void issue of 1 492 000 Randgold shares issued and allotted in contravention of section 92 of the Companies Act which was accordingly void. The shares were purportedly issued for the interest of Masupatsela Angola Mining Ventures (Pty) Ltd in prospecting concessions. Although the issue price was R25 364 000.00 the shares were sold by T-Sec for R27 602 000.00 which was used for the benefit of JCI. I assess this claim at R27 602 000.00.

Claim 14

12.12 4 million Rangold Resources shares were stolen from Randgold. It is contended that these shares were provided as security by Randgold for the Inkwenkwezi transaction. Furthermore the shares were used by T-Sec in various share transactions including transactions in which losses were suffered. JCI accepts that from the proceeds of these dealings and sales an amount of R31 280 159.00 was received by and for the benefit of JCI. I accordingly value this claim at R31 280 159.00.

Claim 15

12.13 Randgold was the owner **alternatively** Holdings was the owner of 900 000 Randgold Resources shares (Holdings has ceded its claim to Randgold). Brett and the conspirators procured the theft of the 900 000 Randgold Resources shares which were handed to one Paul Main. The value of the Randgold Resources shares is R143 307 000.00. I therefor value this claim at R143 307 000.00.

13. The total of the values assessed by me in paragraph 12 of this Report is R1 892 085 155.00.

14. Randgold purchased 3 324 830 WAR shares from Anglo. CMMS paid Anglo, from its Scrip Trading account the purchase price of R208 142 593.00 for the shares. Randgold contends that JCI has failed to counterclaim for this payment whilst JCI contends that Randgold's loss from the various thefts suffered by it (the proceeds of which were paid to CMMS) is reduced by set-off of this payment against the Randgold losses assessed by me in paragraph 12 hereof. It seems to me *prima facie* that JCI is entitled to set-off the amount of R208 142 593.00 against the assessed claims totalling R1 892 085 155.00 resulting in a net liability of R1 683 942 562.00 by JCI to Randgold.

15. There are two important considerations to bear in mind:

15.1 The capital amounts assessed by me in paragraph 12 hereof will carry interest at the rate of 15.5% *a tempore morae*. I have not attempted to assess the cumulative amounts of interest but they are clearly very material and will have a substantial impact on the resultant value of each of JCI and Randgold.

15.2 The proposed scheme of arrangement under section 311 does not settle or novate the claims and they remain of full force and effect against other wrongdoers such as the *"joint wrongdoers"*.

16. My mandate extends to a consideration of various identified claims which relate to Randgold, mainly as a claimant, and JCI both as claimant and as defendant. Moreover my mandate is open-ended in that I am authorised to assess claims which *"could have a material bearing on the values of the companies or are claims referred to in the 'Randgold litigation Statement' and the JCI litigation Statement"* included in the draft Circulars.

17. As I have said I was requested to consider a further number of specified claims. I deal with them *seriatim*.

The Letseng application (the Investec raising fee/profit share claim)

17.1 This is a voluminous claim consisting of some ten files. Investec and JCI entered into a written agreement of loan which provided for a raising fee/profit share on the disposal of assets. JCI does not dispute the claim and will abide the decision of the Arbitrator should it come to arbitration. Letseng Diamonds Limited sought to intervene in the litigation to set aside the agreement between Investec and JCI. The Supreme Court refused Letseng's intervention, substantially on the basis that it did not have *locus standi*. Leave to appeal against that decision has been granted but the appeal has not yet been heard. On the basis that a written agreement exists between Investec and JCI and that the Supreme Court has refused to entertain the application to set aside the agreement I am *prima facie* of the view that Investec will succeed in its claim against JCI. The quantum of Investec's claim depends upon various interpretations of the agreement and the value of assets sold. My *prima facie* assessment is that Investec is entitled to a payment of approximately R400 million from JCI. 206

The Jaganda claim

17.2 JCI claims that it owns 357 374 000 preference shares in Jaganda and is entitled to delivery of the shares. Jaganda owns Simmer and Jack Mines Limited shares the market price of which fluctuates. The Board of directors of JCI and Randgold have placed a value of R284 million on the JCI investment in Jaganda. Jaganda acknowledges its debt in an amount of R89.3 million. I am informed by the legal representatives of Randgold and JCI that Jaganda has been placed in liquidation and that JCI is considering an application to have the liquidation set aside. Whether its assets are realised under liquidation or in the ordinary course the proceeds will be sufficient to meet the JCI claim. I accordingly assess the value of the JCI claim at R284 million.

The joint wrongdoers claim

17.3 I have been handed a draft particulars of claim which has still to be settled. Substantially these are claims against the concert parties referred to in paragraph 1 hereof on the claims assessed by me in paragraph 12 hereof. There are additional parties and claims and not everybody is to be held jointly and severally liable for all claims. Without pleadings including defences to be raised, reports of auditors and information relating to the claims other than, of course, the claims I have dealt with in paragraph 12 hereof it is not possible for me to assess the value of the claims. However joint wrongdoers would be liable jointly and severally with JCI for the claims and in the amounts I have assessed. I have no means of knowing whether any joint wrongdoer has assets available to satisfy the assessed claims in the event of JCI being unable to do so. I am accordingly not able to place a monetary value on the claims against the joint wrongdoers other than the amounts assessed by me in paragraph 12 hereof.

The first Main claim

17.4 Randgold has instituted action against Paul Main for the return of 900 000 Randgold Resources Limited shares which he took into his possession **alternatively** payment of the market value of the shares. The market value of the shares was at the time of the litigation statement, R148.5 million. A dividend of US10 cents per share amounting to US$90 000.00 was paid to Main. I assess the value of these claims at R148.5 million and US$90 000.00, respectively.

The second Main claim

17.5 JCI Gold has instituted an action in the Cape Provincial Division against Paul Main. I am advised by the legal representatives of JCI that it is likely that this claim will be settled for an amount of R11 million. I am instructed that there is uncertainty as to whether this claim is to be attributed in full to JCI or whether it is to be shared by JCI and Randgold. I assess this claim at R11 million.

The PWC claim

17.6 Randgold has instituted action in the Witwatersrand Local Division of the High Court against PricewaterhouseCoopers, who were its auditors, for delictual and contractual damages amounting to some R7 billion. In broad terms it is alleged that PWC failed to verify assets, detect and to report on the thefts, misappropriations and irregularities and breached their contract and duties as auditors in failing to observe the South African auditing standards and generally accepted accounting practice. I have no means of establishing whether the claim is justified but *prima facie* the claim is justifiable. I am unable to say that there is no merit in the claims which also might not be subject to constraints on their ability to meet a huge claim. There is as yet no plea so I am unable to comment on answers which may be raised to the plea. It is impossible, on the information I have at my disposal, to attempt any assessment of the validity of the claims or the extent of the claims.

The Toico claim

17.7 Toico (Pty) Ltd has instituted action against JCI in the Cape Provincial Division of the High Court for R27 845 818.00 damages for breach of pre-emptive rights relating to Pinnacle Point Casino. JCI was sued jointly and severally with one T Crowe. Toico gave notice of intention to amend its claim by withdrawing its claims against JCI. Crowe opposed the amendment but the High Court allowed the amendment and the claims against JCI have been withdrawn. This is not necessarily the end of the matter as Crowe, if ordered to pay damages, might seek to hold JCI liable in part. This is speculative but at this stage of the proceedings I give no value to this claim against JCI. 207

18. My mandate extended to a consideration of claims by and against third parties against Randgold and/or JCI which could have a material bearing on the value of the companies.

DRDGold Limited

18.1 DRDGold Limited and certain of its associated companies have sued JCI and various of the parties referred to in paragraph 1 hereof as the conspirators for damages of R77.8 million and AUS$6 million for their fraudulent conduct in relation to the acquisition of the Rawas mine in Indonesia. JCI and its co-defendants pleaded that the claims had been settled. This issue was decided by the High Court which dismissed the plea of settlement upon withdrawal of that defence by JCI. I am advised by the legal representatives of JCI that a strong prospect exists of the claim being settled for the sum of approximately R26 million. In my assessment this amount could have a material bearing on the value of JCI. I assess this claim at R26 million.

Proved claims

18.2 Randgold has proved claims in the deceased estate of Brett and in the estates of the following liquidated companies:

18.2.1 A claim has been proved against the deceased estate of Brett in the sum of R2 679 539 099.00. SARS is seeking to prove a preferential claim.

18.2.2 Tuscan Mood 1224 (Pty) Ltd. Randgold has proved a claim in the sum of R1.968 billion.

18.2.3 Investage 170 (Pty) Ltd. Randgold has proved a claim in the amount of R69 million.

18.2.4 BNC Investments (Pty) Ltd. Randgold has proved a claim in the amount of R169.5 million.

18.2.5 Viking Pony Properties 359 (Pty) Ltd. Randgold has proved a claim. I do not have the amount of the claim.

No liquidation and distribution accounts have yet been drawn. Although dividends might be declared in respect of the proved claims there is no basis upon which I can assess the value of any distribution to Randgold.

C Z COHEN SC

Chambers
Sandton

26 June 2008

R&E'S LITIGATION STATEMENT AT 31 OCTOBER 2008

1. During the era when the late Roger Brett Kebble ("**Kebble**") was the Chief Executive Officer of Randgold and Exploration Company Limited ("**R&E**") and JCI Limited ("**JCI**") ("**the Kebble era**"), and with reference to the findings of R&E's forensic investigators John Louw & Co. (Pty) Limited, (formerly Umbono Financial Advisory Services (Pty) Limited) ("**JLMC**") and information furnished to R&E by third parties, R&E alleges that it and certain of its subsidiaries were the victim of substantial frauds and misappropriations of their assets.

2. R&E contends, with reference to the findings of JLMC that the frauds and misappropriations which appear to have been perpetrated against it and certain of its subsidiaries, comprised predominantly of the alleged misappropriation of R&E's listed securities and the channelling thereof (or the proceeds derived therefrom), to a variety of persons and entities, whom R&E has further reason to believe gave rise to it and certain of its subsidiaries sustaining damages.

3. In the wake of the discovery of the alleged defalcations, the board of R&E which was re-constituted on 24 August 2005, appointed JLMC to undertake a forensic investigation into the affairs of R&E. This led to R&E uncovering a variety of schemes which R&E alleges were perpetrated against it by the perpetrators (as defined in the Circular to which this annexure forms a part), including allegedly JCI. .

4. The forensic investigations have enabled R&E to identify various persons and entities whom R&E alleges may have caused R&E and its subsidiaries ("**the R&E group**") loss.

5. The above has led to R&E instituting actions against various such persons and entities .including, *inter alia,* JCI (having regard to the mediation/arbitration in which R&E and JCI are currently engaged), R&E's former auditors, PriceWaterhouseCoopers Incorporated ("**PWC**") and Goldfields Operations Limited (formerly Western Areas Limited) ("**Goldfields**"). Such claims are detailed below.

The Mediation against JCI

6. On 7 April 2006, R&E and JCI concluded a written Mediation/Arbitration Agreement ("**the Mediation Agreement**").

7. In terms of the Mediation Agreement, R&E and its subsidiaries and associated companies on the one hand and JCI and its subsidiaries and associated companies on the other, were, for purposes of the mediation/arbitration, to be treated as single entities. JCI is defined to include both it and its subsidiaries and associated companies or in which JCI has an interest, whether directly or indirectly, including its interest in CMMS. (A similar definition applies to R&E and its subsidiaries and associated companies.)

8. The Mediation Agreement contemplates two phases, the first, a mediation, the second, an arbitration.

9. Following the conclusion of the Mediation Agreement, R&E's forensic investigators, JLMC, established that R&E enjoyed a number of claims against JCI.

10. Subsequent to the exchange of forensic reports prepared by JLMC on behalf of R&E and KPMG Forensic Services (Pty) Limited, on behalf of JCI, R&E served a Statement of Claim on JCI, on 3 August 2006, comprising initially 13 claims, approximating to R5.8 billion based on the highest value of such claims at the time of the issue thereof.

11. No Statement of Claim was served by JCI on R&E, however on 8 September 2006, JCI served a Statement of Defence on R&E.

12. In January 2007, R&E amended its Statement of Claim to introduce two new claims and in September 2008, amended its Statement of Claim to introduce four further claims. R&E's Statement of Claim presently comprises of 19 claims, albeit that claim 19 is an alternative claim to claims 1 to 18 proffered in R&E's Statement of Claim, amounting to R1 243 527 309.64.

13. R&E's claims are mainly founded on the assertion that JCI, which R&E alleges was a joint wrongdoer, misappropriated a vast array of listed securities beneficially owned by R&E, alternatively subsidiaries 209

controlled by it, whilst other claims allegedly arise from the issue and allotment of shares in the issued share capital of R&E for no value received. R&E maintains that JCI was represented by a variety of persons formerly employed by JCI or with which it had a relationship, who constituted the directing and controlling mind and will of JCI and one or more of its subsidiaries and associated companies and whom are alleged to have collaborated with JCI in the implementation of various schemes which were devised, to the detriment of the R&E group.

14. In respect of the claims predicated on the assertion that R&E's securities were misappropriated, R&E seeks to recover damages against JCI on a measure of the highest value at which such listed investments have traded subsequent to their alleged misappropriation. There are a number of alternatives to the claims predicated on theft, each of which (if established), afford unto R&E a lower quantum of damages respectively. Such alternatives are set out in the Overview of the R&E claims (Annexure 2 to this Circular) to which the shareholders of R&E are referred.

15. JCI has denied in its Statement of Defence, that it was a wrongdoer or that it was a party to any frauds or misappropriations and consequently that it is indebted to R&E for the amounts claimed or at all. (JCI's response to the four new claims introduced by R&E into its Statement of Claim in September 2008, is still awaited.)

16. To date, none of the claims proposed by R&E against JCI have been proved, nor has R&E secured any formal awards against JCI in respect thereof. Such claims remain subject to the mediation and arbitration processes contemplated under the Mediation Agreement.

17. On 26 August 2008, R&E announced that the proposed merger had failed and that the dispute between the companies would be referred to arbitration. Should a merger with JCI not be concluded, the board of R&E is of the view that an arbitration with JCI is likely to be inevitable. If a merger with JCI is concluded, R&E's claims against JCI will not be extinguished, but remain unresolved for the new board of R&E post the merger to determine how best to deal therewith.

Claims against third parties

18. The following specific actions have been taken by the Board of R&E in the post-Kebble era:

Liquidation of various corporations

18.1 R&E has liquidated a number of entities whom it alleges participated in the schemes referred to either directly or indirectly, including *inter alia*, Tuscan Mood 1224 (Pty) Limited ("**Tuscan Mood**"), Viking Pony Properties 359 (Pty) Limited, Investage 170 (Pty) Limited ("**Investage**") and BNC Investments (Pty) Limited ("**BNC**");

18.2 Sections 417 and 418 enquiries have been held in respect of these liquidated entities in order, *inter alia*, to identify persons who have wronged R&E, with a view to making possible recoveries against such persons;

18.3 R&E has proved a claim in the liquidated estate of Tuscan Mood in the amount of R1.968 billion and is hopeful of making a recovery from such estate. In the absence of the finalisation of the winding up of the estate of Tuscan Mood, this estate is subject to the possible proof by further creditors of additional claims (which could have a bearing on R&E's concurrent claim). It is at this stage uncertain whether R&E will receive a dividend out of this estate;

18.4 Additionally, R&E has proved claims in the liquidated estates of Investage in the amount of R69 million and BNC in the amount of R169.5 million, and hopes to make a recovery from such estates, however it remains to be seen whether or not it will;

18.5 On 1 October 2008 the liquidators of BNC obtained an order against R&E directing it to make payment of such legal costs as are incurred by the liquidators from time to time in the prosecution of legal actions which they may pursue.

Sequestration of Kebble

18.6 In March 2006, R&E posthumously sequestrated the estate of Kebble;

18.7 R&E initially proved a concurrent claim at the first meeting of creditors, in Kebble's estate, in the amount of R1.968 billion; 210

18.8 At a meeting specially convened by the trustees in Kebble's estate, in October 2006, R&E sought to prove further claims in Kebble's estate, sounding in an amount of R711 539 099.26 ("**the additional claims**"). The additional claims were rejected by the Master of the High Court. In consequence thereof, R&E brought an application to the High Court to review the decision of the Master, such application having come before the Cape Provincial Division of the High Court, in October 2007. The High Court overturned the decision of the Master and admitted the additional claims into proof. In the result, R&E has proved total claims in the deceased sequestrated estate of Kebble, in an amount of R2 679 539 099.26;

18.9 R&E is hopeful of making a recovery from Kebble's estate. Kebble's estate has however, not yet been finalised and it is conceivable that additional claims by third party creditors (which are likely to have a bearing on R&E's concurrent claims totalling approximately R2.67 billion), may still be proven;

18.10 Shareholders are further informed that the South African Revenue Services ("**SARS**"), sought to prove a claim in Kebble's estate at the first meeting of creditors in an amount of approximately R188 million. Such claim was rejected by the Master of the High Court whose decision is the subject matter of a review application which R&E understands is being opposed by the trustees of Kebble's estate. Were SARS to succeed in proving a claim, such claim could significantly impact upon R&E's entitlement to a recovery from such estate, if at all.

Action against Paul Main

18.11 On 2 October 2007, R&E served a summons on Paul Main ("**Main**") for, *inter alia*, the return of 900 000 shares in the issued share capital of Randgold Resources Limited ("**RRL**"). Such action was broadened and replaced by a summons served on Main in August 2008, to which African Strategic Investments (Holdings) Limited (formerly Randgold Resources (Holdings) Limited) ("**Holdings**") was added as a party.

18.12 R&E *alternatively* Holdings claim that Main is obliged to return such shares and in the alternative hereto, the value thereof. In the further alternative, R&E and Holdings claim 550 000 RRL shares, alternatively the value thereof, based on an alleged undertaking from Main to return such shares.

18.13 R&E and Holdings also claim payment of the dividends which RRL declared for the financial year ended 31 December 2006 to holders of its shares, in respect of the RRL shares claimed.

18.14 In respect of both actions Main has indicated an intention to defend same.

Action against PriceWaterhouseCoopers

18.15 On 7 March 2008, R&E issued summons out of the High Court of South Africa against PWC, claiming R7.6 billion (based on the highest value of such claims at the time, but excluding interest and costs).

18.16 On 25 March 2008, PWC filed a notice to defend the action and on 29 July 2008 served an exception to the Particulars of Claim alleging that they were vague and embarrassing.

18.17 On 16 September 2008, the Exception was argued before his Lordship Mr Justice Joffe.

18.18 Judgment in regard to the Exception is awaited and dependent on the outcome thereof R&E may seek to amend its Particulars of Claim alternatively request PWC to file its Plea.

Action against, inter alia, certain former directors/employees

18.19 In August 2008, R&E, Holdings and First Wesgold Mining (Pty) Limited ("**First Wesgold**") issued summons out of the High Court of South Africa against the following persons:

18.19.1 Hendrik Christoffel Buitendag (the former financial director of Randgold and JCI) ("**Buitendag**");

18.19.2 John Stratton (a former director of JCI) ("**Stratton**");

18.19.3 Charles Henry Delacour Cornwall (a former director of JCI) ("**Cornwall**");

18,19.4 Lieben Hendrik Swanevelder (the former group financial accountant of JCI);

18.19.5 John Chris Lamprecht (the former financial director of Randgold and JCI) ("**Lamprecht**");

18.19.6 Lunga Raymond Ncwana (a former director of Randgold and a director of Equitant Trading (Pty) Ltd);

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18.19.7 Songezo Benton Mjongile (a former director of Equitant Trading (Pty) Ltd);

18.19.8 Equitant Trading (Pty) Ltd; and

18.19.9 Dimitrios Perevos,

claiming, dependant on the extent of their alleged involvement, various forms of relief against them.

18.20 In respect of Messrs Cornwall and Stratton (who are currently residing outside of the Republic of South Africa), R&E, Holdings and First Wesgold on 11 September 2008 obtained an order out of the High Court for leave to serve summons on them outside of the Republic of South Africa as well as to attach certain assets belonging to Cornwall and Stratton, which is in the process of being given effect to.

18.21 All of the persons who have been served in this action have to date noted an intention to defend such action and their Pleas are awaited.

Action against Bookmark Holdings (Pty) Ltd ("Bookmark")

18.22 On 11 August 2008, R&E and Holdings issued summons out of the High Court of South Africa against Bookmark, Sello Rasethaba ("**Rasethaba**"), and Lamprecht claiming, *inter alia,* R3 307 981 275.00 by way of R&E and Holdings' main claim, alternatively an amount which represents the value of 7 567 500 shares in the issued share capital of RRL.

18.23 Bookmark, Rasethaba and Lamprecht have all noted their intention to defend this action.

Action against Charles Orbach

18.24 On 12 August 2008, R&E issued summons out of the High Court against Charles Orbach & Company ("**Charles Orbach**") R&E's erstwhile statutory auditor, claiming, *inter alia,* R2 832 519 782.43.

18.25 Charles Orbach have noted an appearance to defend this action.

Action against SocGen

18.21 On 21 August 2008, R&E and Holdings issued summons out of the High Court of South Africa against Societe Generale Johannesburg Branch ("**SocGen**"), claiming payment of R658 179 309.70 alternatively R209 413 658.60.

18.27 Such action is being defended by SocGen.

18.28 On 31 October 2008, SocGen filed a special plea of prescription in respect of a component of the damages claimed by Randgold and/or Holdings in respect of the year 2005 and also raised a conditional counterclaim to the action, contending that insofar as any shares ostensibly pledged by R&E were not authorised, that R&E should be held accountable for damages sustained by SocGen in respect of 4 000 000 RRL shares, *alternatively* 3 600 000 RRL shares, *alternatively* 3 400 000 RRL shares *further alternatively* 3 000 000 RRL shares.

18.29 Such matters will form the subject of a trial in due course.

Action against Goldfields Operations Limited

18.30 On 20 August 2008, R&E and Holdings issued summons out of the High Court of South Africa against Goldfields Operations Limited ("**Goldfields**"), in which action Randgold and Holdings place reliance on five main claims (each with alternatives thereto) totalling R11 453 896 600.00.

18.31 Goldfields have noted their intention to defend such action.

Action against Lamprecht, Buitendag and Stratton

18.32 On 21 August 2008, R&E and Holdings issued summons out of the High Court of South Africa against Lamprecht, Buitendag and Stratton. Such action is in respect of payment of the amount of R389 823 970.00.

18.33 Thus far, Lamprecht and Buitendag have noted an appearance to defend such action and similar steps to those outlined in 18.20 are being taken to give effect to service on Stratton. 212

Action against Investec Bank Limited

18.34 On 22 August 2008, R&E and Holdings issued summons out of the High Court of South Africa against Investec Bank Limited ("**Investec**") claiming payment of R270 758 672.90.

18.35 Investec have noted an appearance to defend such action.

T-sec and others

18.36 On 22 August 2008, R&E and Holdings issued summons out of the High Court of South Africa against Tlotlisa Securities (Pty) Limited ("**T-Sec**"), Tlotlisa Holdings Limited ("**Tlotlisa**"), Peter Gray ("**Gray**") and Leonard Steenkamp ("**Steenkamp**").

18.37 Such action is being defended by T-Sec, Tlotlisa, Gray and Steenkamp.

Patricia Beale

18.38 On 30 October 2008, R&E and Holdings served summons out of the High Court of South Africa against Patricia Beatrice Beale.

18.39 As at 31 October 2008, no appearance to defend had yet been received.

General

19. Certain of the claims feature in more than one action. Were the Plaintiffs to succeed in making a recovery in any action against a Defendant(s) in respect of such claims, any recovery would need to be taken into account in determining the extent of the Defendant(s) liability in any other action.

Security for costs

20. Certain of the Defendants who have filed Notices of Intention to Defend the actions instituted against them have indicated, *inter alia*, in the instances in which Holdings is a Plaintiff, that they require Holdings to furnish security for costs due to the fact that it is not resident in South Africa.

21. Although no formal applications in respect of security for costs have yet been received, disputes in regard hereto may arise.

Possible joinder of JCI

22. The possibility exists that one or all of the persons against whom R&E, Holdings and First Wesgold have instituted action may seek to join JCI in the respective actions.

23. Should this occur, such persons may seek a contribution from JCI, in respect of any indebtedness which may ultimately be found to be due by them to R&E, Holdings and First Wesgold as the case may be, if any.

24. The extent to which recourse may be sought against JCI and to what extent JCI may be joined, if at all, is not possible to determine.

Claims against R&E

25. On 27 October 2008, summons was issued against R&E out of the High Court of South Africa by Keith Archie Hart ("**Hart**").

26. The claim detailed in the summons is based on a contract of sale that was allegedly entered into by R&E and Hart, in which R&E is alleged to have sold used mining equipment to Hart, which contract was subsequently cancelled.

27. Hart is claiming an amount of R600 000.00 as well as an amount of R250 000.00 from R&E, which claim R&E believes to be without merit and intends to defend vigorously.

28. In 2007, summons was issued by Sydney Frankel against JCIIF and R&E for payment of R3 311 000.00 in respect of fees allegedly owing arising out of the disposal of certain Western Areas shares to Gold Fields Limited. The matter is being defended and a counterclaim of R2.9 million has been filed by JCI. A trial date has been allocated for 25 May 2009.

29. Save for as otherwise indicated herein, no other formal claims have to R&E's knowledge been instituted against it.

CURRICULA VITAE OF THE MEDIATORS

SCHALK FREDERICK BURGER

B.Com (Stellenbosch), 1969, LLB (Stellenbosch), 1971, LLM (University of London, King's College), 1973

1. PROFESSIONAL ASSOCIATIONS

Member of the Johannesburg and Cape Societies of Advocates; admitted to practice as an advocate in South Africa, Namibia, Botswana, Lesotho and member of Lincoln's Inn (UK).

Past chair of the Johannesburg Bar Council, past chair of the professional sub-committee and member of the Bar Council, both as a senior and a junior over a period of some 10 years.

Past chair of the Arbitration Foundation of South Africa: Western Cape Branch.

2. CAREER AT THE BAR

Joined the Johannesburg Bar in 1974. Took Silk in 1987. Acted as a Judge of the High Court of South Africa (both in the Witwatersrand Local Division and in the Cape Provincial Division) on various occasions since 1988. Last acting stint: October – 2000 in the Cape Provincial Division.

3. PROFESSIONAL EXPERIENCE – COURT

General chamber and litigation practice (mostly commercial, regulatory and construction); appears regularly in the Supreme Court of Appeal of South Africa and the High Courts, and has appeared in the High Court of Namibia, Lesotho and Botswana.

4. HIGH COURT LITIGATION

Involved in numerous past and pending actions and enquiries, *inter alia:*

- Insurance claim of R200 million arising from an explosion at a furnace at a platinum smelter (leader of team for the insured);
- Investigation into an explosion at Sasol's Secunda plant which caused serious loss of life and substantial physical damage (leader of Sasol team);
- Investigation into an explosion at a coal mine in the Eastern Transvaal which caused serious loss of life (53 dead) and substantial physical damage (leader of team for mine owner).

5. ARBITRATION

Involved in numerous national and international arbitrations, both as counsel and as arbitrator, e.g.:

- Construction arbitration in Johannesburg (1987 to 1992) involving approximately R250 million (as leader of the team for the claimant);
- ICC arbitration in London (1998) involving construction work and a claim of approximately R30 million (as leader of the team for the claimant);
- Construction arbitration involving Namibian and German parties (1997) involving approximately R40 million (1996) (as arbitrator);
- ICC arbitration in Paris (1999 – 2001) involving generation and supply of electricity in Southern Africa and a claim of some R250 million (as leader of the team for the claimant);
- Construction mining arbitration in Johannesburg between Ghanaian parties (1999 – 2001) involving some US$25 000 000 (as arbitrator).

Recently nominated to the United Nations Panel of Arbitrators for Southern Africa.

6. ACADEMIC POSITION

Visiting professor in Commercial Law, University of Stellenbosch, 2002 to 2008.

HARVEY ELLIOT WAINER

B Acc (Wits), CA(SA)

1. Chartered Accountant and Registered Auditor.
2. Extensive experience in various financial, accounting and auditing matters from 1980 to date.
3. Visiting Professor, the University of the Witwatersrand. Lecturer and examiner on various financial, accounting and auditing matters (including company law) at post-graduate level.
4. Member of The South African Institute of Chartered Accountants and registered with the Independent Regulatory Board for Auditors.
5. Past membership of statutory and professional standard-setting bodies, including the Auditing Standards Board and the Accounting Practices Committee.
6. Chairman of the GAAP Monitoring Panel of the JSE.
7. Has appeared as an expert witness on various financial, accounting and auditing matters in the High Court and in local and international arbitration proceedings. Extensive experience with local and international investigations and litigation.
8. Formerly chief executive and managing partner of Fisher Hoffman Sithole.

CHARLES NUPEN

BA, LLB (Natal)

1. Charles is an attorney with extensive labour law, mediation, facilitation and arbitration experience.
2. He is a former executive director of both the Independent Mediation Service of South Africa (IMSSA) and the Commission for Conciliation Mediation and Arbitration (CCMA).
3. He was a Commissioner on the Independent Electoral Commission.
4. He is the chairman of Stratalign, a company offering organisational and human resource development products and services.
5. He has consulted and trained internationally in the field of conflict management and dispute resolution and has contributed to several books on the topic.
6. He is an adjunct professor of law at the University of Cape Town.
7. He co-facilitated the development of the Financial Services Sector Charter and is a CEDR accredited commercial mediator.
8. He is a director of Tokiso, a leading private dispute resolution agency in South Africa.
9. He serves on the board of Resource Africa an organisation committed to promoting sustainable resource management to benefit rural communities in Southern Africa.

BIOGRAPHICAL INFORMATION OF THE DIRECTORS OF R&E

DIRECTORS' DETAILS

David Kovarsky (61)

Non-Executive Chairman

BComm, (Hons), CA(SA)

Date of appointment: 5 December 2008

After qualifying as a Chartered Accountant, David was appointed as an audit manager at Arthur Andersen. In 1983 he joined JCI in a corporate finance function, eventually progressing to controlling JCI's Ferrochrome arm, CMI. Thereafter David ran Times Media Limited (TML) and served on the boards of listed companies such as TML, SA Breweries, M-Net, and Premier Milling. Subsequently David has been involved in finance and strategy consulting functions and serving as the CEO of companies of varying sizes. He served as Chief Financial Officer for Western Areas Between August 1998 and August 2000. Currently David is the CEO of International Ferro Metals Limited, a London listed company producing ferrochrome in South Africa.

Marais Steyn (37)

Chief Executive Officer and Financial Director

BComm, (Hons) RAU, CA(SA)

Date of appointment: 13 December 2006

After qualifying as a Chartered Accountant, Marais was appointed as a manager in audit and management consulting departments at KPMG. Subsequently, he managed and founded an auditing and corporate advisory firm serving the needs of various major corporations and parastatals. Prior to his appointment to the board of R&E, he served as financial director of Aflease Limited, a JSE Limited listed Gold and Uranium Mining Company.

Motsehoa Brenda Madumise (44)

(Independent non-executive director)

BProc LLB, MBA, Dip International Trade Law

Date of appointment: 24 July 2003

Brenda is a non-practicing advocate with vast business experience and is also a director of a number of private companies including Khomelela Investment (Pty) Limited.

Daniel Izan de Bruin (44)

(Independent non-executive director)

A successful investor in his own right, Izan founded and is currently the CEO of Xenium Financial Managers, an asset management company currently representing over 500 clients. Izan in conjunction with FASSET was influential in developing the Sterco financial management course, which has successfully furthered the careers of over 50 black investment professionals. In his career he has served with stockbroking firms, including De Witt Morgan, B P Bernstein and J M Folscher.

JCI LITIGATION STATEMENT

Claims instituted against or intimated against JCI:

R&E claims

1. The largest claim against JCI is the claim lodged by R&E.
2. On 7 April 2006, R&E and JCI concluded the mediation agreement. The Mediation Agreement has already been referred to in the joint announcement dated 12 September 2006 and in further joint announcements and cautionary announcements and shareholders are directed to such announcements for further information.
3. Clauses 5 and 6 of the mediation agreement envisaged that forensic investigators appointed by the parties (i.e. JLMC on behalf of R&E and KPMG on behalf of JCI) would be in a position to produce finalised forensic reports by Friday, 21 April 2006 in respect of the parties' claims against each other and that such finalised reports would be exchanged between the parties within seven days thereof.
4. The forensic investigations in respect of the claims were far more complicated than the management of both Boards initially anticipated. As a result, the investigations were not finalised by 21 April 2006 and infact remain ongoing.
5. Subsequent to the replacement of the Brett Kebble board of directors, with a newly appointed board of directors, and having regard to the suspension of the listing of JCI because of an inability to produce annual financial statements, JCI appointed forensic auditors, namely KMPG, to investigate the company's entire financial situation in a manner which would assist JCI's new board of directors to understand the state of the company's finances including its assets and liabilities and to take legal advice thereon. R&E did the same and appointed JLMC to undertake its forensic investigations.
6. The KPMG investigations revealed that a major part of the difficulty in unraveling the facts was that JCI, R&E and all of their respective subsidiaries were treated as a single entity and without due regard to their separate corporate identities. Their record-keeping was, to say the least, a complete shambles.
7. What became clear however was that the major accounting and legal issues which confronted JCI and R&E, having regard to the conduct of Brett Kebble, were claims which either one of them may have had against the other. The mediation agreement was directed towards dealing with the claims which either JCI or R&E had against the other and their respective defences thereto. By this stage, KPMG forensics was already in the midst of its overall forensic investigation which involved but was by no means limited to potential claims between JCI and R&E.
8. Having regard to the mediation process however, the KPMG forensic investigation had two discernible strands, i.e. the investigation that related to the JCI/R&E mediation process and the investigation that related to the additional claims by or against JCI involving other third parties and thus fell outside the mediation process. The KPMG forensic investigation in respect of both strands was undertaken and prepared, *inter alia*, to enable JCI to obtain legal advice and with the highest level of confidentiality in order to protect JCI and its shareholders. The entire KPMG report is confidential and privileged. JCI will not waive such privilege as its disclosure will be prejudicial to JCI and its shareholders.
9. R&E prepared a Statement of Claim amounting to in excess of R5 billion. R&E's Statement of Claim was served on JCI on 3 August 2006.
10. The JCI Statement of Defence of 8 September 2006 drew on the forensic work which KPMG had done in relation to the R&E mediation up to that date. KPMG's work throughout this period (including ergo its reports as well as its draft 8 May 2006 report) were all confidential and constituted work in progress which was updated and/or changed from time to time on the basis of the discovery of new information.
11. The draft forensic reports obtained from KPMG deal with issues relating to potential litigation between JCI and R&E and were prepared to enable JCI to obtain legal advice in regard to such litigation as well as potential litigation between JCI and third parties. The reports reflect ongoing investigations and as yet, final reports have to be submitted. As such, they are confidential having been obtained for the purpose

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of obtaining legal advice and in respect of possible litigation or arbitration and are subject to legal privilege. KPMG's 14 November 2006 report, which is by no means final because new information arises, has been summarized but only insofar as it deals with the R&E mediation and the summary is attached to the circular.

12. Many transactions were purportedly concluded on behalf of JCI and/or its subsidiaries. Investigation of these have been, and continue to be, a time consuming exercise considering, *inter alia,* the great variety, number and complexity of such purported transactions. As a result, KPMG's investigations remain ongoing.

13. On 28 February 2007, the Mediators issued an interim recommendation. They concluded that a resolution of the impasses between both companies was probably best served through the process of a merger.

14. The mediators' statement records and recommends that on the basis of the figures that were disclosed to them a settlement figure between R1.2 billion to R1.5 billion is a realistic starting point to resolve the dispute between the companies.

15. We set out hereunder a summary of claims instituted against JCI by third parties:

DRDGold Limited

16. DRDGold Limited and its associated companies have served summons on JCI as co-defendant with Messrs R A R Kebble, J Stratton and H C Buitendag, claiming payment jointly and severally from the JCI, and co-defendants of R77.8 million and AUS$6 million.

17. The matter was defended and has recently been settled on the basis that JCI pays R25.5 million to the plaintiff, with Stratton contributing R3.0 million to this settlement amount. Action has been withdrawn.

Redbay Investments (Pty) Limited and Newshore Nominees (Pty) Limited

18. During July 2004, Redbay and Newshore jointly instituted an action against JCI for US$2.5 million, being the purchase price allegedly due by JCI for the buy-back of certain Startrack shares. JCI is defending the matter. A trial date has been allocated for 3 November 2008.

Letseng Diamonds Limited

19. The circular to JCI shareholders, dated 14 September 2006, incorporated, amongst others, resolutions to ratify the loan facility agreement between Investec and JCI, referred to in paragraphs 14 and 15. After the posting of the circular, an application to the High Court of South Africa (Witwatersrand Local Division) ("the Court") was made by a JCI shareholder, Letseng Diamonds Limited, to interdict and restrain JCI from tabling those resolutions at the general meeting held on 29 September 2006. JCI agreed that those resolutions would not be tabled at the general meeting of 29 September 2006.

20. The Court ordered that the general meeting be adjourned to 30 November 2006. That meeting was subsequently adjourned to 30 May 2007 and closed on that date.

21. Letseng, joined by another JCI shareholder, Trinity Asset Management (Pty) Limited subsequently expanded the scope of that litigation and now seeks to have the loan agreement set aside and/or invalidated on several grounds. JCI filed affidavits contending that the loan agreement is valid but took a decision that it would not take any proactive part in that litigation and will abide by the decision of the Court. The claim by Letseng and Trinity was, in the first instance, dismissed by the Court on the basis that they lack the necessary standing to seek such orders at all. Letseng and Trinity have been granted leave to appeal and the appeal has been argued. Judgment is awaited on the issue.

Baobab Aviation (Pty) Ltd

22. Summons has been issued against JCI by Baobab Aviation (Pty) Ltd in liquidation in an amount of R2 537 955.91 arising out of part of the proceeds of the sale of a Gulf Stream G500 aircraft. It is alleged by the Plaintiff that JCI undertook to repay the payment of R2 537 955.91 to the Plaintiff in order for it to validly pay claims of creditors of the Plaintiff. The alternative claim is that the payment to JCI was a dispassion in terms of section 26 read with section 2 of the Insolvency Act. JCI is defending the action. 218

Masupatsela Angola (Pty) Ltd

23. Summons has been issued by Masupatsela Angola Mining Ventures (Pty) Ltd against JCI Limited and Consolidated Mining Management Services Limited arising out of the sale of 1 492 000 Randgold Shares and, as a result, the Plaintiff's first claim is for an amount R42 880 080.00 representing the payment of such amount as represents the dividend amount to which the Plaintiff would have become entitled but for the misappropriation of the shares. The Plaintiff's alternative claim is for payment of the amount of R20 816548.00 which amounts represents the total proceeds of the sale of the shares. JCI and Consolidated Mining Management Services Limited are defending the action.

Sydney Frankel

24. Summons has been issued by Sydney Frankel against JCIF and R & E for payment of R3 311 000.00 claimed as fees due on disposal of Western Areas Limited's shares to Goldfields. The matter is defended and a counterclaim of R2 900 000.00 has been filed. A trial date has been allocated for 25 May 2009.

Marco Fishing (Pty) Ltd and others

25. Marco Fishing (Pty) Ltd and others have issued Summons against JCI for payment of approximately R711 000.00 for an alleged failure to make interim payments in terms of an alleged share sale transaction. The matter is defended and a trial date is awaited.

Estate Late Kebble

26. Summons was served on CMMS by the joint trustees of the insolvent deceased estate of Roger Brett Kebble, in which it is alleged that on 12 July 2002, Brett Kebble made a payment to CMMS in the sum of R15 419.75. It is further alleged that on 22 September 2004 Brett Kebble made a payment to CMMS in the sum of R1 500 000.00.
27. The first claim is that these payments constituted dispositions in terms of section 2 of the Insolvency Act and that the dispositions were not made for value and that they should therefore be set aside in terms of section 26 of the Insolvency Act.
28. The second claim is that CMMS has been unjustly enriched by receipt of the abovementioned amounts and that the amount of R1 515 419.75 should be repaid to the plaintiffs.
29. CMMS is defending the action and a plea has been served and filed.

Tuscan Mood 1224 (First Claim)

30. The joint liquidators of Tuscan Mood 1224 (Pty) Ltd have served summons on Alongshore, Alongshore Resources (Pty) Ltd ("Alongshore").
31. The basis of the claim is that Tuscan Mood made payments to Alongshore in the sum of R1 188 611.20 and that the payments constituted dispositions in terms of section 2 of the Insolvency Act and were not made for value. Accordingly the dispositions fall to be set aside in terms of section 26 of the Insolvency Act.
32. The second claim is that Alongshore has been unjustly enriched by receipt of the abovementioned amounts and that the amount of R1 188 611.20 should be repaid to the plaintiffs.
33. Alongshore is defending the action.

Tuscan Mood 1224 (Second Claim)

34. The joint liquidators of Tuscan Mood 1224 (Pty) Ltd have served summons on Catwalk Investments 394 (Pty) Ltd ("Catwalk").
35. The basis of the claim is that Tuscan Mood made payments to Catwalk in the sum of R231 000.00 and that the payments constituted dispositions in terms of section 2 of the Insolvency Act and were not made for value. Accordingly the dispositions fall to be set aside in terms of section 26 of the Insolvency Act.
36. Catwalk is defending the action.

Tuscan Mood 1224 (Third Claim)

37. The joint liquidators of Tuscan Mood 1224 (Pty) Ltd have served a summons on Onshelf Property Seventy Four (Pty) Ltd ("Onshelf"). 219

38. The basis of the claim is that Tuscan Mood made payments to Onshelf in the sum of R5 640 000.00 and that the payments constituted dispositions in terms of section 2 of the Insolvency Act and were not made for value. Accordingly the dispositions fall to be set aside in terms of section 26 of the Insolvency Act.

39. The second claim is that Onshelf has been unjustly enriched by receipt of the abovementioned amounts and that the amount of R5 640 000.00 should be repaid to the plaintiffs.

40. Onshelf is defending the action.

Claims by JCI

JCI has filed claims in the following estates:

41. Tuscan Mood 1224 (Pty) Ltd – R19 million in respect of proceeds received from the misappropriation of certain JCI assets. The winding-up of the estate is not finalised, may be subject to proof of further claims and it is not at all certain that JCI will receive a dividend out of the estate. The South African Revenue Service ("SARS"), may also seek to prove a claim in this estate with the attendant consequence of significantly impacting on any possible recovery from the estate by JCI.

42. Tuscan Mood have indicated that they intend instituting action against third parties. Shareholders are advised that it is possible that some or all of these third parties may in turn, join JCI as a defendant to such proceedings.

43. Insolvent Estate Late R B Kebble – R75 million in respect of proceeds received from the misappropriation of certain JCI assets. The South African Revenue Service ("SARS") sought to prove a claim in Kebble's estate recently in the amount of approximately R183 million. Such claim was rejected by the Master of the High Court whose decision is the subject matter of a review which is being opposed by the trustees of Kebble's estate. Were SARS to succeed in proving a claim, such claim is likely to significantly impact upon JCI's entitlement to a recovery from such estate, if at all.

44. The Trustees of the Kebble Estate have indicated that they intend instituting action against third parties. Shareholders are advised that it is possible that some or all of these third parties may, in turn, join JCI as a defendant to such proceedings.

45. We are unable to comment at this stage on JCI's prospects of recovery in respect of the above, even if JCI succeeds in the litigation.

JCI has instituted action against certain third parties:

Jaganda (Pty) Ltd

46. During April 2006, JCI and JCIF instituted an action against Jaganda (Pty) Ltd in relation to 200 million preference shares held by JCI in Jaganda (Pty) Limited which, in turn, held a substantial portion of the ordinary share capital of Simmer & Jack Mines Limited. Jaganda has contested the validity of JCI's ownership of such shares. Pleadings have closed and the matter was allocated a trial date of 11 June 2008. Jaganda has changed its name to Xelexwa Investment Holdings Proprietary Limited and was placed in final liquidation on 1 April 2008 by its shareholders. Provisional liquidators were appointed by the Court on 1 April 2008. JCI and JCIF instituted review and interdict proceedings to set aside the first meeting of creditors and various other decisions of the Master of the High Court, which was successful. As a result the statutory meetings of creditors and the rulings and appointments made by the Master at such meetings were set aside and the provisional liquidators were reinstated as provisional liquidators.

47. JCI and JCIF have furthermore obtained an Order that the first statutory meeting of creditors and members which was to be held on 22 October 2008, be postponed to 10 December 2008. JCI has launched another application to postpone the first statutory meeting of creditors and members for six months which application is to be heard on 4 December 2008.

48. JCI and JCIF have instituted an application in terms of section 354 of the Companies Act in the High Court on 10 October 2008 for an order setting aside the final winding-up Order granted on 1 April 2008. The respondents gave notice of their intention to oppose on 19 November 2008 and the matter is proceeding on an opposed basis.

220

CPM Main

49. JCI Gold instituted action against CPM Main and has applied for and been granted leave to sue as defendants in the alternative by way of edictal citation, Letseng Diamonds Limited, Concerto Nominees Limited, Inter-Ocean Management Limited for the delivery of 350 000 ordinary shares in Gold Fields Limited, alternatively damages of R49 000 000.00, alternatively of R38 395 000.00, alternatively R24 000 000.00.

50. 1 000 000 WAL shares were swapped for Gold Fields shares in April 2007 when JCI Gold became the beneficial owner of 350 000 Gold Fields shares instead of the WAL shares and therefore the claim is for the Gold Fields shares.

51. Summons against CPM Main has been issued and served and an appearance to defend has been entered. Settlement negotiations with CPM Main are underway.

Springlights, Misty Mountains and Glen Agliotti

52. Summons has been issued by Consolidated Mining Management Services Limited and JCI Limited against Spring Lights, Glen Agliotti and Misty Mountains. The first claim is an amount of R29 539.794.60 arising out of series of payments made to the first defendant, alternatively, second defendant, alternatively third defendant. In circumstances when such payments were not due and owing.

Moregate

53. JCI Limited is preparing an application to declare 98 million shares in JCI Limited which shares are held by Moregate Investment Holdings, Continental Capital Limited and Aculsha Nominees Limited to be declared void and to be authorised to cancel the aforementioned shares. Edictal citation applications will be served in the various jurisdictions.

Moseneke

54. JCI has obtained judgement against Tiego Moseneke in the principal sum R1 556 405.54. The parties agreed that Tiego would pay the principal sum of R1 556 405.54 (on 1 April 2008 which payment was made as well as interest thereon in amount of R1 550 000.00 by making payment of R100 000.00 per month towards the full interest amount. The first portion thereof was payable on or about 1 April 2008. Tiego Moseneke has made payment on 1 April 2008, 1 May 2008, 1 June 2008, 1 July 2008, 1 August 2008 and 1 September 2008.

Investigation of several claims:

55. In addition to the claims referred to specifically above, the comprehensive KPMG forensic investigation has, to date, indicated that JCI has, at the very least, *prima facie* claims against numerous third parties. These claims are presently being considered by JCI's legal team which has received KPMG's report in relation thereto prepared for purposes of JCI receiving legal advice.

56. Claims and or actions have been instituted as recorded herein and it is anticipated that other claims will be instituted. It would however be prejudicial to JCI and its shareholders if any further disclosure is made at this stage in relation to these claims and potential claims.

Dormell Properties

57. JCI Property Development and CMMS are investigating claims and/or actions against the estate of Brett Kebble and Patricia Beale. The first claim is an amount of R7 936 500 arising out of the transfer of the shares in Dormell Property 211 (Pty) Ltd to Stratton for no value. The second claim in the amount of R1 681 142.72 being the bond payments in respect of the aforementioned property.

Glen Agliotti

58. CMMS, JCI Limited and JCI Gold Limited are investigating claims and/or actions against the trustees of the estate of Brett Kebble and Glen Agliotti. The claim is for an amount of R1 870 000.00 arising from payment on a series of invoices submitted for payment when it was not due and owing. 221

Micromath Trading

59. CMMS, JCI Limited, JCI Gold Limited and JCI Property Development Limited are investigating claims and/or actions against the estate of Brett Kebble, Hendrik Buitendag, Micromath Trading and Mauro Sabbatini. The claims are for an amount of R1 970 000.00 arising from payment on a series of invoices submitted for payment when such payments were not due and owing.

Advidata

60. JCI Limited, JCI Gold Limited and CMMS are investigation claims and/or actions against the estate of Brett Kebble. The claims are for an amount of R522 500.00 arising out of payment on a series of invoices submitted when such payments were not due and owing.

Shelley Street Design Consultants

61. JCI, CMMS and JCI Gold Limited are investigating claims and/or actions against the Estate Brett Kebble, L H Swanevelde and M J de Beer. The claim is for an amount of R353 979.00 in respect of invoices prepared and submitted for payment when such payment was not due and owing.

Turbine Aviation

62. CMMS, JCI Limited, JCI Gold Limited and JCI Property Developments Limited are investigating claims and/or actions against the estate of Brett Kebble, Hendrik Buitendach, M J de Beer, George Poole and Turbine Aviation (Pty) Ltd. The claim is for R480 000.00 in respect of invoices submitted by Turbine Aviation for payment when such payments were not due and owing.

Tanco Global, K van der Merwe and R van der Merwe

63. CMMS and JCI Limited are investigating claims and/or actions against Tantco Global (Pty) Ltd, K van der Merwe and R van der Merwe. The claim is for an amount of R22 767 048.71 for payment of loans made to Tanco Global.

SAFCO

64. CMMS is investigating a claim against the liquidators of South Atlantic Fisheries (Pty) Ltd trading as Safco. The claim is for an amount of R2 500 000.00 in respect of loans made for the acquisition of a fishing vessel.

Settlement agreements with third parties

65. There were a number of other matters in relation to which there was litigation or potential litigation but in respect of which settlement agreements have been concluded. We do not deal with each of these separately because the rights and obligations flowing there from have already accrued and are accounted for elsewhere in the circular documents.

THE JAGANDA ACTION AND RELATED MATTERS

BACKGROUND

1. By 2005 Simmer and Jack Mines Limited ("Simmer & Jack") was moribund. Its shares on the JSE barely traded and its losses had for some years been funded on loan account by JCI. Roger Kebble ("Roger") devised a series of transactions to revive Simmer & Jack and to give value to JCI's loan account ("the scheme"). The scheme was governed by a suit of related agreements, including the JCI Preference Shares Subscription Agreement ("the agreement") concluded between JCI Limited ("JCI") and Xelexwa Investment Holdings (Pty) Limited (in liquidation") ("Jaganda") on 28 January 2005.

2. In terms of the scheme, Simmer & Jack offered approximately 500 million shares to existing shareholders. JCI renounced its entitlement to this rights offer in favour of certain investors and also in favour of a BEE aligned company, Jaganda. To enable Jaganda to take up the rights offer, JCI ceded its loan account claim of approximately R89 million against Simmer & Jack to Jaganda and in return JCI was issued with Jaganda preference shares.

3. Jaganda was acquired as a shelf company with the sole purpose of holding shares in Simmer & Jack. Jaganda's authorised share capital of 1 000 ordinary par value shares of R1.00 each was reconstituted and divided into 2 626 000 ordinary shares of R0.0001 each (R26.26) and 377 374 000 5% fixed rate non-cumulative redeemable preference shares of R0.00001 each (R3 773.74). The special rights, privileges, restrictions, conditions and terms of the preference shares were created by an amendment to Jaganda's articles of association ("the amended articles of association").

   3.1 All of Jaganda's ordinary shares are held by **Richtrau No. 47 (Pty) Limited ("Richtrau")**.

   3.2 The preference shares were fully subscribed for by and allotted to JCI (357 374 000 preference shares) and the erstwhile management of Jaganda (20 000 000 preference shares).

4. Jaganda initially subscribed for approximately 51% of Simmer & Jack's shareholding (378 607 457 shares). It now owns approximately 26% (270 957 457 shares). In terms of the agreement, the sale of Jaganda's shareholding in Simmer & Jack is subject to JCI's consent for as long as JCI's preference shares in Jaganda have not been redeemed.

5. The amended articles of association provide that the preference shareholders will upon redemption receive the original 25 cents subscription price per share plus a premium of 20% of the increased value above 25 cents; and Jaganda will benefit to the extent of the 80% growth above 25 cents per share.

THE JAGANDA ACTION

6. The Jaganda action involves the determination of both legal and factual issues. The essential dispute relates to the creation and issue of the 357 374 000 preference shares to JCI ("the disputed preference shares").

7. JCI/JCIIF contend that Jaganda's preference shares (including the disputed preference shares) were created and the articles of association amended by a number of special resolutions ("the special resolutions") adopted at a shareholders meeting held on 28 February 2005.

8. During or about May 2005 JCI subscribed and paid for the disputed preference shares and was registered in Jaganda's members' register. The disputed preference shares were issued to JCI in two tranches and in terms of two certificates – one for 157 374 000 preference shares and another for 200 000 000 preference shares.

   8.1 During October 2005, JCI transferred 157 374 000 preference shares to JCIIF ("the disputed JCIIF preference shares"). 223

8.2 During January 2006, JCI sought to transfer the remaining 200 000 000 preference shares to JCIIF ("the disputed JCI preference shares"), but Jaganda refused to effect the registration of such transfer in its share register and purported to cancel JCI's share certificate.

9. Jaganda denies that JCI or JCIIF was entitled to have been registered as owner of the disputed preference shares or to have received transfer thereof; and seeks to cancel the registration of the disputed preference shares in the name of JCI or JCIIF and to remove JCI and JCIIF from Jaganda's share register.

10. Jaganda denies that a shareholders' meeting alternatively a valid shareholders' meeting was held or conducted or that the special resolutions purportedly adopted thereat were validly adopted.

11. The renunciation by JCI of the rights offer in favour of Jaganda, and the cession by JCI of its loan account claim of approximately R89 million against Simmer & Jack to Jaganda, and the issue of the disputed preference shares to JCI, are all governed by the terms and conditions of the agreement. In this regard Jaganda contends (in the event of it being found that a valid shareholders meeting was held) that JCI's entitlement to subscribe for the disputed preference shares was dependent upon the agreement being rendered unconditional and that it failed to take effect and lapsed by virtue of the resolutions not having been adopted as contemplated therein; and in any event that JCI acted in material breach of its obligations in terms of the agreement by failing to transfer its loan account claim to Jaganda, in consequence whereof JCI did not become entitled to the disputed preference shares; and further that Jaganda was entitled to cancel the agreement because of JCI's alleged fraudulent alternatively negligent misrepresentations:

11.1 that JCI was able to cede to Jaganda its loan account claim plus an additional loan of R25 million (when in fact it was not able to do so);

11.2 that minorities would be eligible to take up shares pursuant to the rights offer up to a value of approximately R10 million (when in fact they were not able to acquire shares to that value); and

11.3 that its loan account claim was valid (when in fact it was not valid and/or enforceable to the full amount).

12. The Jaganda action was to have proceeded to trial in the High Court (Witwatersrand Local Division) on 11 June 2008, but was postponed due to Jaganda's liquidation. JCI has, however, given the liquidators notice in terms of section 359 of the Act that it intends to continue the same.

JAGANDA'S LIQUIDATION

13. Jaganda was wound up by final Order on 1 April 2008 in the High Court (South Eastern Cape Local Division) on the basis, *inter alia*, that it was unable to pay its debts.

13.1 In terms of section 348 of the Act, the winding-up is deemed to have commenced when the application was lodged with the Court on 17 March 2008.

13.2 The winding-up application was brought by **Vulisango Holdings (Pty) Limited ("Vulisango")**, JCI's erstwhile BEE partner and the holding company of Richtrau.

14. The amended articles of association provide that the preference shares shall not be entitled, on the winding-up of Jaganda, to any participation in the profits or assets or in the distribution of surplus assets. On winding-up, the preference shares shall rank prior to any ordinary share and shall be entitled only to the return of capital and premium paid in respect of the preference shares, and to all arrear and/or unpaid preference dividends due whether declared or not.

15. Section 341(1) of the Act precludes a transfer of shares without the sanction of the liquidators. In the normal course, the amended articles of association provide for a right of pre-emption in favour of other members, by providing that no member shall be entitled to transfer any share unless prior notice of such sale is given to Jaganda by way of an offer to sell which must remain available to other members for six months. Furthermore, and subject to certain notice requirements, the preference shares are transferable only to subsidiaries of the JCI group of companies and/or shareholders of Jaganda. 224

OTHER RELATED MATTERS

16. On 31 July 2008 JCI sought and obtained an Order in the High Court (South Eastern Cape Local Division) against the Master, *inter alia*, setting aside the proceedings and decisions taken at and consequent upon the first statutory meeting of Jaganda's creditors and members.

    16.1 The appointment of the final liquidators was set aside, two of whom revert to their status of provisional liquidators and continue to act in that capacity.

    16.2 JCI recently requested the various interested parties to consent to an adjournment (for at least six months) of the first statutory meetings which were rescheduled to take place on 22 October 2008. If the required consent was not received by 20 October 2008, JCI was to have made application to Court for such relief. Such consent was not forthcoming resulting in JCI launching a court application to extend the first meeting of creditors for six months. In the absence of opposition such application is due to be heard on 4 December 2008.

17. On 10 October 2008 JCI issued an application out of the High Court (South Eastern Cape Local Division), *inter alia*, against Vulisango and Richtrau in terms of section 354 of the Act to set aside the final winding-up Order. On 19 November 2008 Vulisango and Richtrau gave notice of their intention to oppose the application.

18. The provisional liquidators of Jaganda recently brought an application in terms of section 386(5) of the Act for leave to raise money, which application was opposed by JCI. The matter was heard on 16 October 2008 and judgment has been reserved.

CONCLUSION

19. R&E does not propose to comment on the veracity of the contentions and/or allegations raised by JCI or Jaganda or any other party, nor are any legal or other opinions asserted by way of this overview. This overview of the Jaganda action and other related matters is in no way proposed to be exhaustive and no assurances as to the accuracy, completeness or otherwise of what is set out above are given, the contents hereof being subject to any other factors which may require consideration in due course.

20. The adjudication of the Jaganda action and of the other related matters referred to above, and the factual and legal sustainability of any claims and/or defences arising therefrom, are subject to determination by the Courts.

SUMMARY OF MOTIVATION TO THE JSE REGARDING THE MEDIATORS' APPOINTMENT

1.1 The Mediators were appointed by the companies with effect from 1 June 2007 to furnish a written opinion on the suitability of the proposed transaction.

1.2 The Board of R&E is of the view that there are no better persons qualified to express an opinion on the suitability of the proposed transaction, other than the Mediators.

1.3 The lack of audited financial statements of R&E subsequent to 31 December 2003 (and the likelihood that such financial statements will invariably need to be restated), renders it impossible for R&E to produce a Fairness Opinion in respect of the proposed transaction as contemplated by the JSE Listings Requirements.

1.4 In these circumstances, the Board of R&E proposed by way of application to the JSE and SRP in July 2007, that the Mediators are the most appropriate persons to express an opinion on the suitability of the proposed transaction.

1.5 The Mediators have, since the inception of the mediation been exposed to all issues relevant to the impasse between R&E and JCI, they having had regard to the complex and diverse legal, accounting and associated issues having a bearing thereon.

1.6 The Mediators enjoy a diverse range of skills, which are complimentary to each other. Advocate Schalk Burger has been a practising Senior Counsel for in excess of twenty years. Charles Nupen is a mediation specialist of the highest calibre and Harvey Wainer is the former senior partner of a large auditing firm and has acted as an expert in a number of high profile matters.

1.7 The Mediators have over the past two years (since their appointment) been engaged in a methodical process of analysing the various issues which have a bearing on the impasse between R&E and JCI. For any institution to equal the expertise and level of understanding enjoyed by the Mediators would necessitate the following:

1.7.1 A team of persons equipped with a comparable degree of expertise and reputation to that of the Mediators in their respective fields would need to be appointed.

1.7.2 Substantial resources would need to be employed in educating the said persons to the same level of understanding as the Mediators and in particular of the complex legal and accounting issues bearing thereon.

1.7.3 Much of management's time would be taken up in the process of educating such team of persons in order to enable them to understand the key issues requiring them to opine on.

1.8 The delay and cost to the shareholders of R&E may not be in the interests of R&E and would invariably give rise to management's time being diverted away from the pursuit of ordinary business.

1.9 It is unlikely that another institution would be able to equal or better the attributes of the Mediators in the absence of substantial cost, analysis and familiarisation with the same issues which have already been painstakingly assessed by the Mediators.

1.10 The Mediators have had no prior association with either R&E or JCI. Each of the Mediators act as independent professionals in their respective fields of expertise.

1.11 Having evaluated the relevant issues resulting in their recommendations thus far, the Mediators are in the best position to express an opinion in regard to the suitability or otherwise, of the merger.

1.12 For the above reasons the JSE and SRP have accepted the suitability of the Mediators to express an opinion in regard to the proposed transaction.

1.13 On 3 November 2008, the Mediators furnished a written Report in which they concluded that:

Having regard to all of the above, our 14 April 2008 opinion remains of application, *viz:*

"In the unusual and variable circumstances enumerated above, the swap ratio proposed by the companies is in our opinion commercially prudent and not inequitable to the shareholders of Randgold or JCI."

1.14 Following the rendering of their Report, the Mediators were paid the following amounts:

1.14.1 S F Burger S.C, R1 150 000 plus VAT;

1.14.2 C Nupen, R1 150 000 plus VAT;

1.14.3 H E Wainer, R1 916 000 plus VAT.

1.15 A copy of the full Mediators' Report is annexed to this Circular marked Annexure 1.

227

OVERVIEW OF THE COMPETENT PERSON'S REPORT IN MINERAL ASSETS OF THE DU PREEZ LEGER PROJECT

SUMMARY OF THE MINERAL ASSET VALUATION REPORT ON THE DU PREEZ LEGER PROJECT, FREE STATE PROVINCE, SOUTH AFRICA

INTRODUCTION

Minxcon (Pty) Ltd ("Minxcon") was commissioned by Free State Development and Investment Corporation Limited ("FSD") to compile an Independent Mineral Asset Valuation report on the mineral assets of the Du Preez Leger Project, located near the town of Welkom, Free State Province, South Africa. The REPORT is fully compliant with the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves ("the SAMREC Code"), the South African Code for the Reporting of Mineral Asset Valuation ("the SAMVAL Code") and Section 12 of the JSE Listings Requirements. Section 12.14b as well as most of Section 12.14a (excluding 12.14a i, 12.14a xi and 12.14a xiii) of the JSE Listings Requirements was not applicable as the Project is still at the exploration stage.

In order to describe the mineral assets in accordance with the JSE Listings Requirements, Section 12, the information recorded on each property was compiled according to a checklist that incorporated the compliance reporting requirements for the SAMREC and SAMVAL Codes.

The corporate structure of FSD is illustrated in the diagram below:


Corporate Structure of FSD
Randgold and Exploration Company Limited
JCI Limited
55%
45%
Free State Development and Investment Corporation Limited
Du Preez Leger Project
Source: FSD
Minxcon

The Du Preez Leger Project comprises four exploration areas in the Free State Province; namely the Du Preez Leger/Jonkersrust 72 ("Du Preez Leger") area, the Vermeulenskraal area, the Rebelkop area and the Tweepan area. The areas of interest are located on exploration rights which are held by FSD, a subsidiary of Randgold and Exploration Company Limited ("R&E"). Due to the limited information available regarding the Rebelkop area, this area has not been evaluated for a Mineral Resource. The areas of interest are located on the Witwatersrand Basin, with adjacent producing gold mines including the President Steyn Gold Mine, Bambanani Mine, Harmony Mine, Beatrix Mine and St Helena Mine.

228

Location of the Exploration Areas of the Du Preez Leger Project


Steyn No 9 Shaft
Riebeeckstad
Kroonstad
MATJHABENG
Thabong
A.R.M.
Vermeulenskraal
Exploration Area
WELKOM
HARMONY
Hennenburg
ST HELENA
Virginia
Du Preez Leger/
Jonkersrust 72
Exploration Area
Rebelkop
Exploration
Area
Tweepan
Exploration
Area
BEATRIX
LEGEND
Du Preez Leger Project
Harmony Operations
President Steyn Gold Mine
National Road
President Steyn
Main Road
Railway Line
Town
Settlement

Source: President Steyn Gold Mine CPR, Minxcon, 2007

Minxcon

The project is also close to the Exploration Targets of Witwatersrand Consolidated Gold Resources ("Witsgold") with exploration targets in the area of interest. The company has drawn significant interest and has a market Capitalisation of ZAR1.080bn.

FSD has held the mineral rights pertaining to the Project area ('old order rights') since the early part of the twentieth century *circa* 1945. The prospecting right was converted to a New Order Right under the Mineral and Petroleum Resources Development Act, 2002, on 7 November 2006. No invasive physical exploration activities have been conducted by FSD to date and, accordingly, the environment has not been impacted.

The Project area is located in the Free State goldfield of the Witwatersrand Basin. The placers of primary economic interest at the Project area are the Basal and Leader Reefs. Other reefs found in this area include the A and B Reefs, BPM (Sand River Reef), Aandenk and VS5/Beatrix Reefs. The Vermeulenskraal exploration area lies just to the south of the Sand River and is to the west of Harmony Mine. The Du Preez Leger exploration area lies to the south of the Harmony Brand and St Helena mines, and to the west of the Harmony Unisel Mine. These mines have mainly targeted the Basal and Leader Reefs. The A-Reef has also been extensively mined on Brand Mine to the north of the Project area.

Proposed further work on the Project will include an in-depth review of the available data by a competent geological consulting company with the possible progression, depending upon the results of the aforesaid review, to drilling of up to four geological boreholes as envisaged in the Prospecting works Programme. The estimated funding requirements for exploration for 2009 and 2010 are ZAR5.185 million, and the Company has sufficient cash resources to fund future exploration and environmental work.

RESOURCE EVALUATION

The Resource evaluation was undertaken using Minxcon's ***'Res'*** geostatistical program which utilizes Datamine™ as the platform software. Full reef composite mining cut values (Au content (cm.g/t)) have been interpolated into a 2D block model. The block model size of 500X500m was determined from the drill hole spacing, and the continuous nature of the ore body ('stationarity' principal). Simple kriging estimation technique was used, based primarily on drill hole spacing. Detailed checks were carried out to validate kriging outputs, including input data, kriged estimates and kriging efficiency checks.

Four geostatistical domains (geozones) were modelled for the Basal Reef and eleven geozones were modelled for the Leader Reef, based on the grade relationships and data trends of the boreholes.



Basal Reef Domains
N
Tweepan
Area
DPL
Area
Vermeulenskraal
Area
SCALE
0
2000
4000m
Minxcon

The drillholes represent full reef composites, i.e. one intersection value per drill hole. The composite was then used in the estimation process.



Leader Reef Geozones
N
DPL
Area
Vermeulenskraal
Area
Tweepan
Area
10
SCALE
0
4000m
Minxcon

230

The table below details the Mineral Resource with regards to reef versus Resource cut (minimum stoping width of 120cm), both at a zero cut-off and a cut-off of 250cm.g/t:

Mineral Resource Area	Cut-Off (cm.g/t)	TONNAGE REEF t	TONNAGE SW t	% GEO LOSS	TONNAGE REEF t	TONNAGE SW t	Au g/t	Diluted Au g/t	CW cm	SW cm	Content g	Moz
BASAL REEF												
Du Preez Leger	–	1,818,826	3,572,100	10	1,635,143	3,214,890	18.15	9.15	61	120	29,416,244	0.946
	250	1,760,658	3,483,000	10	1,584,692	3,134,700	18.57	9.35	61	120	29,309,445	0.942
	500	1,760,658	3,483,000	10	1,584,592	3,134,700	18.57	9.35	61	120	29,309,445	0.942
Vermeulenskraal	–	10,715,553	12,970,356	10	9,643,998	11,673,321	7.38	6.72	110	133	78,444,717	2.522
	250	8,771,553	9,082,356	10	7,894,398	8,174,121	10.07	9.56	134	139	78,144,597	2.512
	500	8,771,553	9,082,356	10	7,894,398	8,174,121	10.07	9.56	134	139	78,144,597	2.512
Total Basal Reef	**–**	**12,532,378**	**16,542,456**	**10**	**11,279,140**	**14,888,210**	**8.94**	**7.24**	**103**	**130**	**107,790,640**	**3.466**
	250	**10,532,211**	**12,565,356**	**10**	**9,478,990**	**11,308,820**	**11.49**	**9.50**	**122**	**134**	**107,433,370**	**3.454**
	500	**10,532,211**	**12,565,356**	**10**	**9,478,990**	**11,308,820**	**11.49**	**9.50**	**122**	**134**	**107,433,790**	**3.454**
LEADER REEF												
Du Preez Leger	–	23,821,901	31,040,980	10	21,439,711	27,936,882	6.1	4.57	92	120	127,671,551	4.105
	250	22,653,921	29,873,000	10	20,388,529	26,885,700	6.26	4.68	91	120	125,825,076	4.045
Vermeulenskraal	–	21,690,811	26,895,113	10	19,521,730	24,205,601	3.46	2.55	108	134	61,724,283	1.984
	250	15,988,593	20,683,412	10	14,389,734	18,615,071	4.11	2.98	105	136	55,472,912	1.783
Millo/Tweepan	–	8,794,186	11,877,079	10	7,914,767	10,689,371	2.99	3.44	92	124	26,937,215	0.866
	250	6,672,433	7,559,779	10	6,005,190	6,803,801	4.44	3.97	111	126	26,262,672	0.844
Total Leader Reef	**–**	**54,306,898**	**69,813,172**	**10**	**48,876,208**	**62,831,654**	**4.54**	**3.60**	**98**	**126**	**216,428,843**	**6.959**
	250	**45,314,947**	**58,116,191**	**10**	**40,783,453**	**52,304,572**	**5.23**	**3.98**	**99**	**126**	**207,607,470**	**6.674**
TOTAL BASAL AND LEADER REEF												
Basal + Leader Reefs	**–**	**66,839,276**	**86,355,628**	**10**	**60,155,349**	**77,720,065**	**5.37**	**4.30**	**99**	**127**	**334,196,280**	**10.745**
	250	**55,847,158**	**70,681,547**	**10**	**50,262,443**	**63,613,393**	**6.41**	**4.96**	**103**	**128**	**315,522,429**	**10.144**

Notes:

1. SW – Minimum Stoping Width of 120cm.
2. CW – Corrected Channel Width.

VALUATION OF THE PROJECT AREA

Based on the information available, the standard comparative value method was selected to value the mineral assets of the Du Preez Leger Project. The outcomes were also benchmarked against recent market transactions involving similar assets, as well as current market value of listed entities holding similar assets.

Resource Area	Mineral Resource Category	In Situ Grade g/t	Gold Content Moz	Area Ha	Value per oz USD	Value million USD	Value million ZAR	Value per ha ZAR
Du Preez Leger/Jonkersrust	Inferred	5.17	4.99	1 131.06	2.1	10.470	85.858	75,909
Vermeulenskraal	Inferred	4.99	4.30	913.5	2.1	9.028	74.030	81,040
Millo/Tweepan	Inferred	3.86	0.845	355	2.1	1.775	14.555	40,999
Total/Average		**4.95**	**10.13**	**2 399.56**	**2.1**	**21.273**	**174.443**	**66,104**

231

As part of the valuation methodology, similar JSE listed gold companies were assessed and their enterprise value ("EV") was calculated. From these, their average market related dollar per ounce of resource value was calculated:

Company	EV/oz
Aflease Gold	$3.00
Central Rand Gold	$3.55
DRD Gold	$1.85
Simmer and Jack Mines	$4.25
Pamodzi Gold	$7.83
Average	**$4.096**

Notes:

1. Includes Measured, Indicated and Inferred.
2. As at 6 Novemember 2008.

Other factors taken into account include the recent aquisition of the Orkney and President Steyn Mine operations by Pamodzi Gold. Minxcon calculated that the Orkney operation was aquired at $2.78/oz and the President Steyn Mine was aquired for $2.47/oz. It must be kept in mind that these operations are very mature, with limited resource and substantial associated environmental liabilities, which impact dramatically on the price received. As both these operations are well-developed mining operations, it was considered appropriate to further discount the value of the Du Preez Leger Project from $5.55/oz to a $2.1/oz value.

The Rebelkop area does not have any estimated Mineral Resources. In a study completed by the JCI gold unit, several boreholes were reported to intersected reef on neighbouring farms. A borehole WDR1 drilled in one corner of the farm intersected VS5, Leader and Basal Reef. Hence while no Resource was declared, Minxcon is of the opinion that exploration potential exists albeit with limited potential due to the sporadic nature of the leader reef and low grades of the other reefs intersected.

Reef	g/t	Reef width	Cm.g/t
VS5	8.2	30.5	250
Leader	22.7	61	1 385
Basal	1	9.1	9

Hence the Project was valued using a value per hectare of ZAR20,000 as determined relative to the rand/hectare value of the other areas.

Resource Area	Area (ha)	Value per (ha)	Value (ZAR million)
Rebelkop	689.56	20,000	13.7912

The table below summarises the value of the Du Preez Leger Project, as determined by Minxcon:

Resource Area	Value (USD million)	Value (ZAR million)
Du Preez Leger/Jonkersrust	10.470	85.858
Vermeulenskraal	9.028	74.030
Millo/Tweepan	1.775	14.555
Rebelkop	1.682	13.791
Total	**22.96**	**188.233**

CONCLUSIONS

Minxcon have reached the following conclusions regarding the Du Preez Leger Project:

- The mineralised reefs of economic interest at the Project area are the Basal and Leader Reefs;
- The geology of the area is structurally complex;
- The Mineral Resources estimated at the Project area have been classified as **INFERRED** Mineral Resources, based on SAMREC classification standards;
- The total Inferred Mineral Resource for the Du Preez Leger Project at a cut off grade of 250cm.g/t is 63.613Mt at a grade of 4.95g/t;
- On balance the gold price is expected to return to the US$800-900/oz band over the next two years. The higher gold price has triggered renewed interest in some areas on the Witwatersrand Complex. This is evident in the listing of Witwatersrand Consolidated Gold Resources with a market Capitalisation of ZAR1.080bn, who owns mineral assets around the areas of interest; and
- Minxcon is of the opinion that ZAR188.233 million is a fair and reasonable value for the Du Preez Leger Project.

SIGNATURES

Yours sincerely

N J ODENDAAL
B.Sc. (Geol), B.Sc. Hons. (Min.Econ.), M.Sc. (Min. Eng.)
Pr. Sci. Nat., FSAIMM, MGSSA, MAusIMM
DIRECTOR

C J MULLER
B.Sc. Hons. (Geol)
Pr. Sci. Nat., MGSSA
DIRECTOR

C BIRCH
B.Sc. Hons. (Geol)
Pr. Sci. Nat.
RESOURCE GEOLOGIST

R BARENDS
B.Sc. (Geol), B.Sc. Hons. (Geochemistry
Cand. Sci. Nat., MGSSA
GEOLOGIST

Effective date: 7 November 2008

VALUATION REPORT

BOSCHENDAL LTD

FARM 1674/1, 2, 5, 8, 9, 10, 12
PAARL DIVISION

AND

RESIDUAL PROPERTIES OF BOSCHENDAL LTD

FARM 16747/1 AND FARM 1674/3, 4, 6, 7, 11, 13
PAARL DIVISION

AND

153/1, 2, 4, 5, 6, 7, 9, 10, 11, 12, 13
STELLENBOSCH DIVISION

INDEX

LIST OF TABLES

VALUATION REPORT

BOSCHENDAL LTD

FARM 1674/1, 2, 5, 8, 9, 10, 12
PAARL DIVISION

AND

RESIDUAL PROPERTIES OF BOSCHENDAL LTD

FARM 1647/1 AND FARM 1674/3, 4, 6, 7, 11, 13
PAARL DIVISION

AND

153/1, 2, 4, 5, 6, 7, 9, 10, 11, 12, 13
STELLENBOSCH DIVISION

---

1. INSTRUCTION

I have been instructed by Mr Les Maxwell, Chief Financial Officer of JCI Ltd, to determine the market value of the abovementioned properties. This valuation updates the previous valuation with 1 March 2007 as the effective date of valuation.

Market value is defined as the estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm's length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion.

2. INTRODUCTION

The subject properties are two aggregates of various portions of the former Boschendal Estate of the Paarl and Stellenbosch Divisions, situated between Stellenbosch and Franschhoek.

The comparable sales method of valuation is most favoured for farm valuations and is applied in this case.

The aim of this valuation is to determine a realistic sales value.

3. EFFECTIVE DATE OF VALUATION

The market value of the subject properties was determined as at 30 April 2008.

4. DATE OF INSPECTION

The property was inspected on 20 May 2008

5. REGISTERED OWNERS

The registered owner of Farm 1674/1, 2, 4, 8, 9, 10, 12 Paarl Division is **BOSCHENDAL LTD** (hereafter referred to as Boschendal Ltd).

Deeds of transfer: T17501/2004

and

The registered owner of Farm 1647/1 and Farm 1674/3, 4, 6, 11, 13, 17 Paarl Division and Farm 153/1, 2, 4, 5, 6, 7, 9, 10, 11, 12, 13 Stellenbosch Division, called the Residual Properties of Boschendal Ltd is **AMFARMS REALISATION CO LTD**.

Deeds of Transfer: T17499/2004

6. DESCRIPTION AND SIZE OF THE PROPERTY

Table 1 below shows the various portions of Boschendal Ltd and Table 2 shows the portions of Residual Properties of Boschendal Ltd. There was no change since the previous valuation:

236

TABLE 1: PORTIONS OF BOSCHENDAL LTD

FARM NO	1674/10	1674/12	1674/1	1674/2	1674/5	1674/8	1674/9
DIVISION	PAARL RD	PAARL RD	PAARL RD	PAARL RD	PAARL RD	PAARL RD	PAARL RD
NAME	BOSCHENDAL	LE RHONE	SIMONSBERG NATURE RESERVE	MOUNTAIN VINEYARDS	NIEUWEDORP	GOEDEHOOP	DROËBAAN
TOTAL EXTENT[4] (HA)	106.6539	174.3148[2]	164.0427[2]	166.4995	123.2548	50.2598	80.1969
WATER ALLOCATION	350 000 m^3	131 000 m^3		324 000 m^3	286 000 m^3	100 000 m^3	190 000 m^3
ARABLE LAND							
Vineyards							
Extent (ha)	6 (medium-low)	8 (medium-low)		57 (High to medium)	44 (High to medium)		9 (Medium)
Orchards							
Extent (ha)	27 (Medium-low)	8 (Medium low)		–	9 (High to medium)		13 (Medium)
Fallow							
Extent (ha)	20 (Medium-low)	9.3138 (Medium-low)		16 (High)	7 (High to medium)	35 (Medium)	14 (Medium)
NON-ARABLE LAND							
(Veld and river)							
Extent (ha)	14.6539	–	164.0427	16.4995	25.2548	10.2598	18.1969
LAND UNDER INFRASTRUCTURE							
Extent (ha)	39	149 Includes effluent irrigation on land of 45 ha used as grazing		77	38	5	28
BUILDINGS							
Type	Main Cape Dutch homestead Management houses x 4 Workers houses[3] x 33	Cape Dutch homestead Other heritage buildings	None	Management houses x 2	Management houses Worker houses[3] Heritage buildings	Management houses x 2 Worker houses[3] x 8 Heritage buildings: Homestead, Wine cellar, Old slave quarters, Stables, Slave bell	Worker houses[3] x 29
RESTRICTIONS	–	2 road servitudes	Probably only one house; no more residential development allowed	–	–	Walking path servitude	

Notes:

1. Le Rhone: To avoid institutional obstacles preventing the transfer of the winery to Douglas Green Bellingham (DGB), the whole of Le Rhone was sold to DGB with a mortgage over 188 ha, with an agreement to buy 184 ha back for R1.00.
2. 188.3148 ha minus 10 ha promised to local community minus 4 ha with winery = 174.3148 ha.
3. 200.0427 ha minus 36 ha promised to local community = 164.0427 ha.
4. Goede Hoop: G Johnson needs to be refunded for a house worth R4.5 million if Geode Hoop be sold.

237

TABLE 2: PORTIONS OF RESIDUAL PROPERTIES OF BOSCHENDAL LTD

FARM NO	1674/7	1674/6	1674/4	1674/3	1674/11	1647/1	1674/13	153/1,2,4,5,6,7,9,10,11,12,13
DIVISION	PAARL RD	PAARL RD	PAARL RD	PAARL RD	PAARL RD	PAARL RD	PAARL RD	STELLENBOSCH RD
NAME	CHAMPAGNE	RHODES' COTTAGE	EXCELSIOR	RACHELS-FONTEIN	THEMBALETHU	YORK VLAAGTE	ECO PRECINCT	OLD BETHLEHEM
TOTAL EXTENT[2] (HA)	106.6670	42,4407	165,2636	115,9123	76,0665	49,5372	341,9417 Minus 28.7 ha promised to local community = 313,2417	428,9973 Minus 65.8 ha promised to local community = 363,1973
WATER ALLOCATION	400 000 m³	160 000 m³	570 000 m³	400 000 m³	150 000 m³	-		570 000 m³
ARABLE LAND								
Vineyards								
Extent (ha)	53 (Medium)	11 (Medium to high)	44 (Medium)	33 (High to medium)	-	-	-	-
Orchards								
Extent (ha)	19 (Medium to low)	5 (Medium to low)	14 (Medium to low)	-		10 (Medium to low)	-	15 (Medium to low)
Fallow								
Extent (ha)	4 (Medium to low)	13 (Medium)	67 (Medium)	61 (High to medium)	5 (Medium to low)	27 (Medium to low)	-	81 (Medium to low)
NON-ARABLE LAND								
(Veld and river)								
Extent (ha)	5	8,4407	25,2636	-	46,0665	-	313,2417	247,1973
LAND UNDER INFRASTRUCTURE								
Extent (ha)	25,6670	5	15	21,9123	25	12,5372		20
BUILDINGS								
Type	Cape Dutch homestead; Senior management houses x 5; Middle management houses x 3; Workers houses[1] x 16	Heritage buildings; Rhodes homestead		Management houses x 2 Worker houses[1] x 35	Management houses x 2; Worker houses[1] x 16; Thembalethu complex[1] x 27	None	None	Worker houses[1] x 10; Heritage buildings; Cape Dutch homestead
RESTRICTIONS	Road Servitude	2 Road servitudes	Road Servitude		Road servitude		ESCOM power line servitude	Road servitude; ESCOM power line servitude

Note:

1. Attention: York Vlaagte is Portion 1 of Farm 1647 (not 1674).

7. SERVITUDES/RESTRICTIONS

Road and electricity power line servitudes are indicated in Tables 1 and 2. These incumbrances may have a negative impact on the value perception of a typical buyer of the subject property.

8. ZONING

The property is zoned as Agriculture 1.

9. SERVICES

The subject area is serviced with tarred and gravel roads. Electricity is supplied directly by ESKOM and via the Drakenstein Municipality.

Water for domestic purposes is obtained from the Wemmershoek line via the Drakenstein Municipality.

No municipal sewerage services are supplied.

10. SITUATION AND SUBJECT AREA

The discussion of the external factors shaping land-use patterns in the traditional wine producing areas is not repeated in this report, although they are still relevant.

The current downswing in general in the property market needs to be mentioned. Farm land prices stagnated the past year, specifically of larger farms in Stellenbosch. The waiting period to find a wiling seller increased. Prices of small lifestyle properties, especially in Franschhoek, were apparently not affected, as the buyers are normally not dependent on the income from the properties and are less sensitive for interest rate changes.

Boschendal Ltd won the appeal with regard to SAHRA's veto of the subdivision of the subject property. While progress has been made towards subdivision, final permission is needed. For valuation purposes Boschendal Ltd is still treated as one whole property and the Residual Properties of Boschendal Ltd as another independent subject property.

11. GENERAL

11.1 Information relating to the subject property has been supplied by Mr Clive Venning, CEO of Boschendal Ltd, and is accepted as being correct.

11.2 The property was valued on 30 April 2008.

11.3 This valuation is in respect of the fixed property only and excludes VAT.

11.4 This report may not be used for any purpose other than that for which it has been compiled. It may not be made available to any other party without the written consent of the author.

11.5 Although careful consideration has been given to the correctness of the information contained in this report, it is not guaranteed.

11.6 I did not inspect the woodwork or other parts of building structures which are covered, unexposed or inaccessible, and I am therefore unable to report whether such parts of the property are free of rot, beetle or other defects.

12. DESCRIPTION OF THE SUBJECT PROPERTY

Tables 1 and 2 describe briefly the extent of planted and non-planted arable land, non-arable land, water allocations, dams and building infrastructure. More detail on the buildings can be obtained from the previous valuation reports by Mr Danie Hofmeyr. The following general characteristics are derived from the inventories in Tables 1 and 2:

- Land
  - Extent: Most of the portions are relatively large compared to other properties in the subject area, which makes it more difficult to find comparable properties for valuation purposes. Sales prices per hectare of the generally small-transaction properties provide less reliable value guidelines, due to the effect of 'plattage', a valuation term that refers to the inverse relationship between extent and price per hectare.
  - Quality: The soils are generally of medium to low quality. The better soils are mostly to be found on the sides of the subject properties at higher altitudes.
  - Land-use categories: Perennial crops: Land use is categorized in terms of land under vineyards, and fruit orchards. A finer distinction in terms of broad land-quality classes is given mainly to provide a borad idea of the general land quality of the two subject properties.
- Water
  - Availability: The total amount of water for irrigation is sufficient for the total amount of arable land.
  - Distribution: The storage capacity in terms of dams is concentrated on some portions. The exiting pipeline network used to distribute water from the dams to the arable land, spread over most of the portions purposes, consists mainly of old asbestos pipes, the lifespan of which is long overdue and needs urgent replacement at high cost (estimated at R20 million) to allow efficient irrigation of any crop. Access to the water from the dams and replacement and maintenance of the water distribution network implies a significant interdependence among the various portions. While efficient access to water from the dams can to a large extent be ruled by servitudes, sharing of the capital and running costs of distributing the water will favour selling the two subject properties as aggregates, as opposed to selling the portions of the subject properties as individual farms.
- Road Infrastructure: Various road servitudes are registered to allow the different portions access to the main road. Selling the portions individually will entail incurring additional costs to ensure access to the main road for Nieuwedorp, Droëbaan, Mountain Vineyard, Excelsior and Rachelsfontein.
- Buildings: Farming activities on the two subject properties are adequately supported by the existing residential and non-residential building infrastructure.

13. VALUATION OF SUBJECT PROPERTIES: COMPARABLE SALES METHOD

A market research of comparable farm sales has been carried out in the wider subject area. The transaction properties have been identified and analysed, and can serve as a basis for valuation. See Table 3 for a description of the transaction properties in the Stellenbosch District and comparisons with the subject properties. See Table 4 for a description of transaction properties in the Franschhoek District and comparisons with the subject properties.

TABLE 3: SUMMARY OF COMPARABLE SALES TRANSACTIONS FOR STELLENBOSCH

Transaction Number	1	2	3	4
Farm Number	**1018 Div Stellenbosch**	**74/19 Div Stellenbosch**	**262/6,8 Div Stellenbosch**	**1471/4 Div Stellenbosch**
Farm Name	**Sugarbird Manor (Protea Heights)**	**Protea Heights**	**L'Olivier**	**Overgaauw**
Location	Devonvalley Rd	Devonvalley Rd	Vlottenburg	Stellenbosch Kloof Road
Date of Sale	April 2008	November 2007	August 2007	27/08/2007
Buyer	Unknown	Mrs McFarlane	Niel Keen	
Seller	WWF SA	WWF SA	Peter Bacon	Dawid van Velden
Extent (ha)	21,6417	10,6689	71,465	14,8056
Land use	18 ha proteas	10 ha proteas	20 ha vineyards 15 ha olives (All dryland) Rest is non-arable fynbos veld	7,25 ha vineyards Big dam
General condition of plantings	Good	Good	Good	Good
Water	Sufficient	Sufficient	Insufficient, 4 fountains	Sufficient
Buildings	1 Manor house 1 Manager house 5 labourer cottages Packing shed	None	1 house 3 cottages 2 labourer cottages	None
General condition of buildings	Good	n/a	Good	n/a
Price	R14 150 000	R6 800 000	R22 800 000 minus R2 000 000 for movable assets = R20 800 000	R5 000 000
Conditions at time of Sale	No pressure on seller to sell	No pressure on seller to sell	No pressure on seller to sell	No pressure on seller to sell
Price per land-use category	Land planted with proteas: 776 000/ha Land under infrastructure: R50 000/ha	Land planted with proteas: R680 000/ha	Land planted with vineyards, olives: R544 000/ha Fynbos veld: R50 000 Infrastructure: R50 000/ha	Land planted with vineyards, olives: R638 000/ha Infrastructure: R50 000/ha
Price per hectare	R655 830	R680 000		R337 838
Comparability with subject property	Date of Sale: Less than 1 month before effective date of valuation Address and image: Aesthetically TP offers more, but does not have the historical character of SP. Total extent: Much smaller than SP – SP should have a lower value per hectare	Date of Sale: 5 months before effective date of valuation Address and image: Aesthetically TP offers more, but does not have the historical character of SP TP has no buildings Total extent: Much smaller than SP – SP should have a lower value per hectare	Date of Sale: 8 months before effective date of valuation Address and image: Aesthetically TP offers more, has historical character, but not as much as SP. Total extent: Much smaller than SP – SP should have a lower value per hectare	Date of Sale: 8 months before effective date of valuation Address and image: Aesthetically TP offers more, has historical character, but not as much as SP Total extent: Much smaller than SP – SP should have a lower value per hectare

Note: TP – Transaction Property; SP = Subject Properties = Boschendal Ltd and Residual Properties of Boschendal Ltd.

TABLE 4: SUMMARY OF COMPARABLE SALES TRANSACTIONS FOR FRANSCHHOEK

Transaction Number	**1**
Farm Number	1170/8
Farm Name	Normandy
Location	In Franschhoek
Date of Sale	07/09/2007
Buyer	Nesie Farms (Pty) Ltd
Seller	Normandy Wines (Pty) Ltd
Extent (ha)	46.6768 ha
Land use	17 ha vineyards Remainder is mountain veld
General condition of plantings	Good
Water	Sufficient
Buildings	Big main house Cottage
General condition of buildings	Good
Price	R28 000 000 minus R1 000 000 movable assets = R27 000 000
Conditions at time of sale	No pressure on seller
Price per land-use category	R1 500 000/ha planted land R50 000/ha mountain veld
Price per hectare	R578 500
Comparability with subject property	Date of Sale: Seven months ago Address and Image: Comparable Total extent: Much smaller than SP – therefore not comparable; typical lifestyle property

Note: TP = Transaction Property.

SP = Subject Properties – Boschendal Ltd and Residual Properties of Boschendal Ltd.

14. CONCLUSIONS: COMPARABLE SALES

The analysis of the transactions provides some value guidelines that will be applied to the subject properties.

14.1 THE INFLUENCE OF LOCATION

With regard to larger properties, transactions analysed for the previous valuation showed that the larger farms in the Franschhoek area were sold at lower prices per hectare than the larger Stellenbosch farms. The much higher price per hectare paid for the Franschhoek farm Normandy (1170/8) than for any Stellenbosch farm since the previous valuation must not be regarded as representative of the value of larger Franschoek farms. Normandy lies partly in town and its "address" carries the highest status in the Franschhoek district. The next door farm owner bought this portion and was willing to pay a major premium. Despite its larger size, it is still regarded as an outstanding lifestyle project. It does not provide a reliable value guideline for Boschendal.

14.2 THE INFLUENCE OF FARM SIZE

Small, lifestyle properties sold in Franschhoek and Stellenbosch since the previous valuation were ignored, as they are not comparable with the subject property and their per hectare price will provide inappropriate value guidelines.

Transactions 1, 2 and 4 are all small farms, but used for intensive production, in contrast with typical smaller lifestyle properties. Transactions 1 and 2 are both portions of Protea Heights where proteas are produced for export. Linked to the properties were plant breeder rights of novel protea cultivars developed on the property. Transaction 1 has a recently renovated luxurious manor house, a manager's house and the protea packing shed with cold storage facilities. Transactions 1 and 2 properties were sold, respectively, for R776 000 and R680 000 per hectare. Transaction 4 is a portion of Overgaauw with a big dam and vineyards. The water rights were retained by the seller. Transaction 4 was sold for R638 000 per hectare. All three properties are aesthetically very attractive, but lack the historical character of Boschendal. The overriding consideration here is the significantly smaller extent of all three properties, giving rise to relatively high prices per hectare.

Transaction 3 is much larger than 1, 2 and 6 and was sold for R544 000 per planted hectare. L'Olivier is aesthetically attractive. It is believed that this transaction provides a more reliable guideline of current farm land prices of larger farms in Stellenbosch.

In conclusion, the update of the previous valuation takes place amidst a stabilization of farm prices after rising rapidly for some years. Interviews with a number of estate agents in Franschhoek and Stellenbosch reveal that farm land prices stabilized the past year. Prices did not really decrease – it more a matter of waiting longer to find a willing buyer. Prices of small farms and smallholdings bought for lifestyle purposes were less affected than larger farms. The number of transactions of larger farms in Franschhoek and Stellenbosch the past year is so limited that no clear trend can be derived. A limited number of sales, mostly of smaller farms, took place since the last valuation. The effect of "plattage" suggests that these relative high values per hectare are too high to provide an appropriate value guideline for Boschendal. Their prices per planted hectare were all higher than R600 000. The larger L'Olivier obtained a price of R544 000 per planted hectare. If a premium is added for the outstanding historical character of Boschendal, a value guideline of R600 000 per planted hectare is obtained. This is nominally the same as the value guideline for the previous valuation. The nominal value of R50 000 per hectare of non-arable land and land occupied by infrastructure also remains the same.

Table 5 shows the application of value guidelines derived from the comparable transactions to the subject properties.

TABLE 5: APPLICATION OF VALUE GUIDELINES TO THE SUBJECT PROPERTIES

	1674/10	1674/12	1674/1	1674/2	1674/5	1674/8	1674/9		
BOSCHENDAL LTD	BOSCHEN-DAL	LE RHONE	SIMONS-BERG NATURE RESERVE	MOUNTAIN VINEYARDS	NIEUWE-DORP	GOEDE-HOOP	DROËBAAN		
TOTAL AREA PLANTED (Ha)	33	16		57	43		22		
PRICE/HA (R/Ha)	600 000	600 000	600 000	600 000	600 000	600 000	600 000		
SUB-TOTAL FOR LAND USE (R)	19 800 000	9 600 000	0	34 200 000	25 800 000	0	13 200 000		
TOTAL AREA FALLOW (Ha)	20	9.3138		16	7	35	14		
PRICE/HA (R/Ha)	265 000	265 000	265 000	265 000	265 000	265 000	265 000		
SUB-TOTAL FOR LAND USE (R)	5 300 000	2 468 157	0	4 240 000	1 855 000	9 275 000	3 710 000		
TOTAL AREA NON-ARABLE/VELD/ INFRASTRUCTURE (Ha)	53.6539		164.0427	93.4995	63.2548	15.2598	44.1969		
PRICE/HA (R/Ha)	50 000	50 000	50 000	50 000	50 000	50 000	50 000		
SUB-TOTAL FOR LAND USE (R)	2 682 695	0	8 202 135	4 674 975	3 162 740	762 990	2 209 845		
TOTAL (R)	**27 782 695**	**12 068 157**	**8 202 135**	**43 114 975**	**30 817 740**	**10 037 990**	**19 119 845**		**151 143 537**

	1674/7	1674/6	1674/4	1674/3	1674/11	1647/1	1674/13	153/1, 2, 4, 5, 6, 7, 9, 10, 11, 12, 13	
RESIDUAL PROPERTIES OF BOSCHENDAL LTD	CHAMPAGNE	RHODES' COTTAGE	EXCELSIOR	RACHELS-FONTEIN	THEMBA-LETHU	YORK VLAAGTE	ECO PRECINCT	OLD BETHLEHEM	
TOTAL AREA PLANTED (Ha)	72	16	58	33		10		15	
PRICE/HA (R/Ha)	600 000	600 000	600 000	600 000	600 000	600 000	600 000	600 000	
SUB-TOTAL FOR LAND USE (R)	43 200 000	9 600 000	34 800 000	19 800 000	0	6 000 000	0	9 000 000	
TOTAL AREA FALLOW (Ha)	4	13	67	61	5	27		81	
PRICE/HA (R/Ha)	265 000	265 000	265 000	265 000	265 000	265 000	265 000	265 000	
SUB-TOTAL FOR LAND USE (R)	1 060 000	3 445 000	17 755 000	16 165 000	1 325 000	7 155 000	0	21 465 000	
TOTAL AREA NON-ARABLE/VELD/ INFRASTRUCTURE (Ha)	30.667	13.4407	40.2636	21.9123	71.0665	12.5372	313.2417	267.1973	
PRICE/HA (R/Ha)	50 000	50 000	50 000	50 000	50 000	50 000	50 000	50 000	
SUB-TOTAL FOR LAND USE (R)	1 533 350	672 035	2 013 180	1 095 615	3 553 325	626 860	15 662 085	13 359 865	
TOTAL (R)	**45 793 350**	**13 717 035**	**54 568 180**	**37 060 615**	**4 878 325**	**13 781 860**	**15 662 085**	**43 824 865**	**229 286 315**

Total value: Boschendal Ltd: R151 143 537
Say R150 million

Total value: Residual Properties of Boschendal Ltd: R229 286 315
Say R230 million

15. **CERTIFICATE**

I certify that, in my opinion, a willing buyer could be prepared to pay an amount of R150 000 000 (One hundred and fifty million Rand) to a willing seller on the open market for Boschendal Ltd at the effective date of valuation.

I certify that, in my opinion, a willing buyer could be prepared to pay an amount of R230 000 000 (Two hundred and thirty million Rand) to a willing seller on the open market for Residual Properties of Boschendal Ltd at the effective date of valuation.

Prof T E Kleynhans
Professional Valuer (Act 47/2000)
Registration number 5198

DATE: 23 May 2008
PLACE: Stellenbosch

Fax: (011) 269 8510

Bochendal Ltd and
Residual Properties of Bochendal Ltd

17 October 2008

Mr Les Maxwell
Chief Financial Officer
JCI Ltd
PO Box 11165
JOHANNESBURG, 2000

Mr Maxwell

I am of the opinion that farm properties sold in the vicinity of Boschendal Ltd and Residual Properties of Bochendal Ltd since June 2008 do not provide clear value guidelines that indicate a deviation from the last valuation of the abovementioned properties, mainly because of limited comparability with these two properties.

Prof T E Kleynhans

tekl@sun.ac.za
082 820 8349

SUMMARY OF OFFERS FOR SALE AND SALE AGREEMENTS

DATE	ACTION	THIRD PARTY	VALUE R
31 March 2008	The sale of Portion 56 of farm 794, the fixed property together with all improvements and fixtures and certain movable assets by Kovacs Investments 620 (Pty) Ltd to Superlane 111 (Pty) Ltd	Superlane 111 (Pty) Ltd	36,200,000.00
01 May 2008	The unbundling of the relationship between Mvelaphanda Holdings (Pty) Ltd and JCI, which includes the sale of AML, Cue Incident and MSI to Mvelaphanda Holdings (Pty) Ltd and the release of JCI Limited of all securities and pledges	Mvelaphanda Holdings (Pty) Ltd	16,422,840.44
21 February 2008	Sale of shares in Bioclones (Pty) Ltd by JCI Limited to Futuremed Pharmaceuticals (Pty) Ltd	Futuremed Pharmaceuticals (Pty) Ltd	4,200,000.00
10 April 2008	Sale of shares and loan accounts in Skygistics (Pty) Ltd by JCI Gold to Mowana Investments (Pty) Ltd	Mowana Investments (Pty) Ltd	12,000,000.00
22 September 2006	The Sale of shares and loan accounts in Tavlands (Pty) Ltd by CMMS to C A Du Toit, H Meiring and P A Du Toit	C A Du Toit, H Meiring and P A Du Toit	2,332,000.00
20 May 2008	Sale of portion 1 of erf 1857 Houghton Esate by Catalyst properties (Pty) Ltd to the Nelson Mandela Foundation	Nelson Mandela Foundation	3,500,000.00
01 November 2007	Purchase of 50% of Liberty Moon (Pty) Ltd (The owner of Investment House) by JCI Investment Finance from Dunrose	Dunrose Investments	7,500,000.00
16 September 2008	Settlement of court action instituted by DRD Gold regarding the sale of Rawas gold mine	DRD Gold	21,500,000.00
11 June 2008	The disposal of 211 590 595 shares in Matodzi to the Trinity group for 1 679 289 shares in R&E a swap ratio of 125 to 1	Trinity group	
21 October 2008	Acquisition of 30% of the shares in the Lyons Group	G J Fromentin	1,000,000.00
27 October 2008	Acquisition of additional 5 310 secured cumulative convertible redeemable debentures with a nominal value of R5,000.00 each from Kovacs 608 (Pty) Ltd in relation to Kovacs' acquisition of shares in Boschendal Limited	Kovacs 608 (Pty) Ltd	26,550,000.00

sappi triple green
PRINTED BY INCE (PTY) LTD
W2CF06637

Exhibit 2

Republiek van Suid-Afrika
Maatskappywet 1973
(Artikel 64)

Republic of South Africa
Companies Act 1973
(Section 64)

Vorm/Form CM 1

Registrasienommer van Maatskappy/Registration No. of Company

92 05642/06

Sertifikaat van Inlywing
van 'n Maatskappy met 'n aandelekapitaal

Certificate of Incorporation
of a Company having a share capital

Hierby word gesertifiseer dat/This is to certify that

RANDGOLD & EXPLORATION
COMPANY LIMITED

vandag ingelyf is kragtens die Maatskappywet, 1973 (Wet 61 van 1973), en dat die Maatskappy 'n maatskappy is met 'n aandelekapitaal.

was this day incorporated under the Companies Act, 1973 (Act 61 of 1973), and that the Company is a company having a share capital.

Geteken en geseël te Pretoria op hede die/Signed and sealed at Pretoria this

29th dag van/day of September Eenduisend Negehonderd/

One Thousand Nine Hundred and Ninety-Two

Registrateur van Maatskappye/Registrar of Companies

Seël van die Registrasiekantoor vir Maatskappye.
Seal of Companies Registration Office.

Hierdie sertifikaat is nie geldig nie, tensy geseël deur die seël van die Registrasiekantoor vir Maatskappye.
This certificate is not valid unless sealed by the seal of the Companies Registration Office.

"A"

referred to in my notarial certificate dated 29 September 1992.

D A BLAINE
NOTARY PUBLIC

FORM CM2

Republic of South Africa Companies Act, 1973 (Section 54(1); regulation 17(1) and 17(2))

MEMORANDUM OF ASSOCIATION OF A COMPANY HAVING A SHARE CAPITAL

Registration No. of Company

92 05642/06

Paste revenue receipt here or affix revenue stamps here or impress revenue franking machine impression here

REGISTRATEUR VAN MAATSKAPPYE
PRIVAATSAK X429
1992-09-29
PRETORIA 0001
REGISTRAR OF COMPANIES

1. **Name**

The name of the company is RANDGOLD & EXPLORATION COMPANY LIMITED.

2. **Purpose describing the main business**

The main business which the company is to carry on is to explore mineral rights, establish and own mining enterprises and to provide administrative and technical services to mining enterprises generally.

3. **Main object**

The main object of the company is to explore mineral rights, establish and own mining enterprises and to provide administrative and technical services to mining enterprises generally.

4. **Ancillary objects excluded**

The specific ancillary objects, if any, referred to in section 33(1) of the Act, which are excluded from the unlimited ancillary objects of the Company:

None

5. **Powers**

(a) The specific powers or part of any powers of the company, if any, which are excluded from the plenary powers or the powers set out in Schedule 2 to the Act:

None

(b) The specific powers or part of any specific powers of the company set out in Schedule 2 to the Act, if any, which are qualified under section 34 of the Act:

None

6. **Conditions**

Any special conditions which apply to the company and the requirements, if any, additional to those prescribed in the Act for their alteration:

None

Form CM 2B

7. **Pre-incorporation contracts (if any)**

None

8. **Capital**

The share capital of the company is R400 000.00 (Four Hundred Thousand Rand) divided into 40 000 000 (Forty Million) ordinary par value shares of R0.01c (One Cent) each.

Form CM2C

Association Clause

We, the several persons whose full names, occupations, residential, business and postal addresses are subscribed, are desirous of being formed into a company in pursuance of this Memorandum of Association and we respectively agree to take up the number of shares in the capital of the company, set opposite our respective names. We also agree to pay for the par value shares as determined by this Memorandum.

Particulars of Subscriber	Number, in words, and type of shares taken	Date and signature of Subscriber
1. Full names ALBERT ALLEN SEALEY Occupation MANAGING DIRECTOR Residential address 20 THIRD AVENUE MELVILLE JOHANNESBURG 2092 Business address THE CORNER HOUSE 63 FOX STREET JOHANNESBURG 2001 Postal address P O BOX 62370 MARSHALLTOWN 2107	100 (ONE HUNDRED) ORDINARY PAR VALUE SHARES OF 1c (ONE CENT) EACH	28 SEPTEMBER 1992 [signature] A A SEALEY

Particulars of Witness	Date and signature of Witness
Full names DAPHNE EVA HOLDING Occupation PRIVATE SECRETARY Residential address 30 1ST AVENUE EAST PARKTOWN NORTH 2193 Business address THE CORNER HOUSE 63 FOX STREET JOHANNESBURG Postal address PO BOX 62370 MARSHALLTOWN 2107	28 SEPTEMBER 1992 [signature] D E Holding

Particulars of Subscriber	Number, in words, and type of shares taken	Date and signature of Subscriber
2. Full names JONATHAN PATRICK STRAIN TURNER Occupation CHIEF EXECUTIVE OFFICER Residential address 23 JUKSKEI DRIVE RIVER CLUB, BRYANSTON SANDTON 2149 Business address THE CORNER HOUSE 63 FOX STREET JOHANNESBURG 2001 Postal address P O BOX 62370 MARSHALLTOWN 2107	100 (ONE HUNDRED) ORDINARY PAR VALUE SHARES OF 1c (ONE CENT) EACH	28 SEPTEMBER 1992 JP Turner J P S TURNER

Particulars of Witness	Date and signature of Witness
Full names DAPHNE EVA HOLDING Occupation PRIVATE SECRETARY Residential address 30 1ST AVENUE EAST PARKTOWN NORTH 2193 Business address THE CORNER HOUSE 63 FOX STREET JOHANNESBURG 2001 Postal address P O BOX 62370 MARSHALLTOWN 2107	28 SEPTEMBER 1992 D E Holding D E HOLDING

Particulars of Subscriber	Number, in words, and type of shares taken	Date and signature of Subscriber
3. Full names DAVID ASHWORTH Occupation MANAGER Residential address 86 WESTCLIFF DRIVE PARKTOWN JOHANNESBURG 2193 Business address THE CORNER HOUSE 63 FOX STREET JOHANNESBURG 2001 Postal address P O BOX 62370 MARSHALLTOWN 2107	100 (ONE HUNDRED) ORDINARY PAR VALUE SHARES OF 1c (ONE CENT) EACH	28 SEPTEMBER 1992 D ASHWORTH

Particulars of Witness	Date and signature of Witness
Full names DAPHNE EVA HOLDING Occupation PRIVATE SECRETARY Residential address 30 1ST AVENUE EAST PARKTOWN NORTH 2193 Business address THE CORNER HOUSE 63 FOX STREET JOHANNESBURG 2001 Postal address P O BOX 62370 MARSHALLTOWN 2107	28 SEPTEMBER 1992 D E HOLDING

Particulars of Subscriber	Number, in words, and type of shares taken	Date and signature of Subscriber
4. Full names IAN GEOFFREY STEVENS Occupation FINANCIAL DIRECTOR Residential address 6 WILLIS ROAD BLAIRGOWRIE JOHANNESBURG 2194 Business address THE CORNER HOUSE 63 FOX STREET JOHANNESBURG 2001 Postal address P O BOX 62370 MARSHALLTOWN 2107	100 (ONE HUNDRED) ORDINARY PAR VALUE SHARES OF 1c (ONE CENT) EACH	29 SEPTEMBER 1992 I G STEVENS

Particulars of Witness	Date and signature of Witness
Full names DAPHNE EVA HOLDING Occupation PRIVATE SECRETARY Residential address 30 1ST AVENUE EAST PARKTOWN NORTH 2193 Business address THE CORNER HOUSE 63 FOX STREET JOHANNESBURG 2001 Postal address P O BOX 62370 MARSHALLTOWN 2107	29 SEPTEMBER 1992 D E HOLDING

Particulars of Subscriber	Number, in words, and type of shares taken	Date and signature of Subscriber
5. Full names GREGORY PAUL ANSERMINO Occupation CANDIDATE ATTORNEY Residential address 301 KARIBA COURT MONS ROAD BELLEVUE JOHANNESBURG 2198 Business address 12TH FLOOR, JCI HOUSE 28 HARRISON STREET JOHANNESBURG 2001 Postal address P O BOX 2439 JOHANNESBURG 2000	100 (ONE HUNDRED) ORDINARY PAR VALUE SHARES OF 1c (ONE CENT) EACH	28 SEPTEMBER 1992 G P ANSERMINO

Particulars of Witness	Date and signature of Witness
Full names JANETTE ELIZABETH BROWN Occupation SECRETARY Residential address 36 BANFF ROAD GLENHARVIE WESTONARIA 1786 Business address 12TH FLOOR, JCI HOUSE 28 HARRISON STREET JOHANNESBURG 2001 Postal address P O BOX 2439 JOHANNESBURG 2000	28 SEPTEMBER 1992 J E BROWN

Particulars of Subscriber	Number, in words, and type of shares taken	Date and signature of Subscriber
6. Full names JAMES MARK WOLFSON Occupation ATTORNEY Residential address 43 CONRAD DRIVE BLAIRGOWRIE JOHANNESBURG 2194 Business address 12TH FLOOR, JCI HOUSE 28 HARRISON STREET JOHANNESBURG 2001 Postal address P O BOX 2439 JOHANNESBURG 2000	100 (ONE HUNDRED) ORDINARY PAR VALUE SHARES OF 1c (ONE CENT) EACH	28 SEPTEMBER 1992 J M WOLFSON

Particulars of Witness	Date and signature of Witness
Full names JANETTE ELIZABETH BROWN Occupation SECRETARY Residential address 36 BANFF ROAD GLENHARVIE WESTONARIA 1786 Business address 12TH FLOOR, JCI HOUSE 28 HARRISON STREET JOHANNESBURG 2001 Postal address P O BOX 2439 JOHANNESBURG 2000	28 SEPTEMBER 1992 J E BROWN

Particulars of Subscriber	Number, in words, and type of shares taken	Date and signature of Subscriber
7. Full names NEIL DAVID RISSIK Occupation ATTORNEY Residential address 3 CHADRIEN PLACE CNR. RIVONIA ROAD & WEST STREET SANDOWN SANDTON 2196 Business address 12TH FLOOR, JCI HOUSE 28 HARRISON STREET JOHANNESBURG 2001 Postal address P O BOX 2439 JOHANNESBURG 2000	100 (ONE HUNDRED) ORDINARY PAR VALUE SHARES OF 1c (ONE CENT) EACH	28 SEPTEMBER 1992 N D RISSIK

Particulars of Witness	Date and signature of Witness
Full names JANETTE ELIZABETH BROWN Occupation SECRETARY Residential address 36 BANFF ROAD GLENHARVIE WESTONARIA 1786 Business address 12TH FLOOR, JCI HOUSE 28 HARRISON STREET JOHANNESBURG 2001 Postal address P O BOX 2439 JOHANNESBURG 2000	28 SEPTEMBER 1992 J E BROWN

259

Total shares taken: 700 (SEVEN HUNDRED) ORDINARY PAR VALUE SHARES OF R0.01c (ONE CENT) EACH

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 26

Special resolution

(Section 200)
(To be lodged in duplicate)

R10 R20 R80
1995-04-
REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registration No. of company
92/05642/06

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED

Date notice given to members 17 MARCH 19 95 Date resolution passed 12 APRIL 19 95

Special resolution passed in terms of section 62 + 75 of the Act/*XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX
XXXXXXXXXXXXXXXXXXXXXXX

Copy of notice convening meeting attached.
Consent to waive period of notice of meeting (CM 25) ~~attached~~/*not attached.

CONTENTS OF RESOLUTION (Use reverse side if necessary)
Resolved:

(SEE ANNEXURE "A")

CERTIFIED A TRUE COPY OF THE ORIGINAL DOCUMENT
GEWAARMERK 'N JUISTE AFSKRIF VAN DIE OORSPRONKLIKE DOKUMENT

REGISTRAR OF COMPANIES
REGISTRATEUR VAN MAATSKAPPYE

DATE/DATUM 1996-09-27

Rubber stamp of company, if any or of secretaries.

Date 12 APRIL 1995 Signature
Director/Secretary/Manager

Name (in block capitals) D J HADDON

*Delete whichever not applicable.

To be completed by company.

Herewith copy of special resolution as registered.

Registration No. of company
92/05642/06

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED

Postal address c/o GILDENHUYS VAN DER MERWE
PLEASE PLACE IN BASKET

Not valid unless stamped by Registrar of Companies.

Special resolution registered this day

Date stamp of Companies Registration Office

Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

1995 -04- 13

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

267

GDV5157/hdb
950411c

ANNEXURE "A"

1 **Special Resolution No. 1**

"Resolved as a special resolution that the company's articles of association be and they are hereby amended by the inclusion of the following new article, as Article No. 20A:

"'20A If, upon any consolidation by the company of its shares, there are members holding less than 100 shares prior to the consolidation taking effect who become entitled to fractions of consolidated shares, then the company shall, unless such members have elected to retain such fractions, cause the fractions to be aggregated and sold on such basis as the directors may determine and the company shall account to each member for the proceeds attributable to each members' fraction.'"

2 **Special Resolution No. 2**

"Resolved as a special resolution that, the company's authorised share capital consisting of R500 000 divided into 50 000 000 ordinary shares of 1 (one) cent each and the issued share capital consisting of R378 457 divided into 37 845 700 ordinary shares of 1 cent each be and are hereby altered by the consolidation of every 100 ordinary shares of 1 cent each into one ordinary share of R1, so that:

2.1 the authorised share capital shall be R500 000 divided into 500 000 shares of R1 each; and

2.2 the issued share capital shall be R378 457 divided into 378 457 shares of R1 each."

3 **Special Resolution No. 3**

"Resolved as a special resolution that, after the sale of fractions of consolidated shares in terms of special resolution number 1 proposed at this general meeting, the authorised share capital of the company consisting of 500 000 ordinary shares of R1 each and the issued share capital consisting of 378 457 ordinary shares of R1 each, be and are hereby altered by the subdivision of each existing ordinary share of the company into 100 ordinary shares of 1 cent each, so that:

3.1 the authorised share capital shall be R500 000 divided into 50 000 000 ordinary shares of 1 cent each; and

3.2 the issued share capital shall be R378 457 divided into 37 845 700 ordinary shares of 1 cent each."

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
REPUBLIC OF SOUTH AFRICA
1995-02-27
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
R10 R20 R50

Special resolution

(Section 200)

(To be lodged in duplicate)

Registration No. of company
02/05642/06

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED

Date notice given to members 6 December 1994 Date resolution passed 20 January 1995

Special resolution passed in terms of section 62 of the Act/ para... of the memorandum/ *article — of the articles.

Copy of notice convening meeting attached. Yes

Consent to waive period of notice of meeting (CM 25) ~~attached~~/* not attached.

CERTIFIED A TRUE COPY OF THE ORIGINAL DOCUMENT
GEWAARMERK 'N JUISTE AFSKRIF VAN DIE OORSPRONKLIKE DOKUMENT
REGISTRAR OF COMPANIES
REGISTRATEUR VAN MAATSKAPPYE
DATE/DATUM 1996-09-27

CONTENTS OF RESOLUTION (Use reverse side if necessary)

Resolved:

5.1 Special resolution to increase authorised share capital

"Resolved as a special resolution that –

1. the authorised share capital of the company be increased from R400 000 divided into 40 000 000 ordinary shares of 1 cent each to R500 000 divided into 50 000 000 ordinary shares of 1 cent each by the creation of 10 000 000 new ordinary shares of 1 cent each, each of which new ordinary shares will, on its allotment and issue, rank pari passu in all respects with the then issued ordinary shares of 1 cent each in the capital of the company;
2. the company's memorandum of association be amended by deleting paragraph 8 and substituting the following new paragraph 8 therefor:

'8. Capital

The share capital of the company is R500 000 (five hundred thousand rands) divided into 50 000 000 (fifty million) ordinary par value shares of 1 (one) cent each.'"

Rubber stamp of company, if any or of secretaries. Randgold & Exploration Company Limited Secretaries

Date 2 February 1995 *Signature [signature]

~~Director~~/Secretary/~~Manager~~

Name (in block capitals) A T T WING

*Delete whichever not applicable.

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
Special resolution registered by
1995-02-28
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS
Registrar of Companies [signature]

To be completed by company.

Herewith copy of special resolution as registered.

Registration No. of company
92/05642/06

Name of company Randgold & Exploration Company Limited

Postal address P O Box 82291
2135 SOUTHDALE

Not valid unless stamped by Registrar of Companies.

Exhibit 3

These are the Articles of Association which have been initialled for identification purposes.

REPUBLIC OF SOUTH AFRICA

COMPANIES ACT, 1973

ARTICLES OF ASSOCIATION

INCORPORATING SCHEDULE OF A PUBLIC COMPANY WHICH IS A JSE LISTED COMPANY

RANDGOLD & EXPLORATION COMPANY LIMITED

Registration No. of the Company
1992/005642/06

Index to Articles of Association

TABLES "A" AND "B"

1. Neither the regulations of Table "A" nor of Table "B" contained in Schedule I to the Companies Act, 1973 or in any consolidation or re-enactment thereof shall apply to the Company.

INTERPRETATION

2. The headnotes to these articles are for reference purposes only and shall not affect the interpretation or construction thereof. In the interpretation of these articles, if not inconsistent with the subject or context, the words standing in the first column of the following table shall bear the meanings set opposite to them respectively in the second column hereof:

WORDS	MEANINGS
The Act	The Companies Act, 1973, as amended from time to time.
These articles	These Articles of Association as now framed or as from time to time altered by special resolution.
Beneficial holder	Any person who in terms of the Act has or is deemed to have a beneficial interest in any security issued by the Company.
The directors	The directors for the time being of the Company and the alternate directors thereof or, as the case may be, the directors assembled as a board at which a quorum is present.
Electronic communication	Communication by or through an electronic medium.
Gazette	The Government Gazette of South Africa.
In writing	Written or produced by any substitute for writing or partly written and partly so produced and including printing or typewriting or any other mechanical or electronic process or partly one and partly another.
Legal incapacity	Death; insolvency; or judicial management or liquidation, or placing under curatorship by reason of insanity or prodigality; infancy or minority; or marriage of a female member subject to the marital power (whether in community of property or out of community of property); or any other event which satisfies the directors that a member is deprived of his legal capacity to act and that it is vested in some other person.
Member	The registered holder of a share in the Company.
Month	Calendar month.
The office	The registered office of the Company.

Paid up	Paid up or credited as paid up.
The register	The register of members of the Company (including any subregister as contemplated in Section 91A of the Act) and any branch register kept by the Company pursuant to these articles.
The Registrar	The Registrar of Companies.
The secretary	The secretary of the Company for the time being or any person duly authorised thereto by the directors acting in the place of such secretary for the time being or any person appointed by the directors to perform any of the duties of the secretary; or any person duly authorised to represent a body corporate or a partnership which is the secretary of the Company.
South Africa	The Republic of South Africa as constituted from time to time.
The Statutes	The Act and every Ordinance or Act from time to time in force concerning companies and affecting the Company.
Transfer office	In respect of shares in certificated form, the office and any office maintained for the purpose of receiving for registration transfers of shares, debentures or other securities of the Company.
Transfer secretary	In respect of shares in certificated form, any person appointed by the directors to act for the time being in place of or in addition to the secretary for the purpose of registering transfers of shares, debentures or other securities of the Company, keeping registers and other records required by the Act to be kept at the office or the Transfer office and issuing certificates of title to shares, debentures or other securities of the Company and any person appointed to be a secretary to any local committee under Article 20 hereof; or any person duly authorised to represent a corporation which is the transfer secretary of the Company.
Year	Calendar year.

3. Words importing the singular number only shall include the plural number and vice versa.

   Words importing the masculine gender only shall include the feminine gender.

   Words importing persons shall where the context so admits include firms and corporations.

4. The expression "share" shall where the context so admits include stock, options and other securities.

The expression "dividend" shall where the context to admits include bonus; but shall not, unless otherwise resolved by the Company in general meeting, include any amount capitalised under Article 113.

The expression "meeting" shall include adjourned meeting.

Reference to any provision of the Act shall be construed as a reference to such provision as modified or re-enacted by any Statute for the time being in force.

The expression "sign" or "signature" shall include respectively printing and names impressed with a rubber or other kind of stamp or by any mechanical or electronic means.

5. Subject to the last three preceding articles, any words or expressions defined in the Act shall, if not inconsistent with the subject or context, bear the same meaning in these articles.

BUSINESS

6. (a) Any branch or kind of business which the Company is either expressly or by implication authorised to undertake may be undertaken by the directors at such time or times as they shall think fit, and further may be suffered by them to be in abeyance, whether such branch or kind of business may have been actually commenced or not, so long as the directors may deem it expedient not to commence or proceed with the same.

(b) The management and control of any business of the Company shall be vested in the directors who in addition to the powers and authorities by these articles expressly conferred upon them, may exercise all such powers and do all such acts and things as may be exercised or done by the Company, and are not hereby or by the Statutes expressly directed or required to be exercised or done by the Company in general meeting, but subject nevertheless to such management and control not being inconsistent with these articles nor with any resolution passed by the Company in general meeting; but so that no such resolution shall invalidate any prior act of the directors which would have been valid if such resolution had not been passed. The general powers given by this article shall not be limited or restricted by any special authority or power given to the directors by any other article.

(c) The directors may arrange that any branch of the business carried on by the Company or any other business in which the Company may be interested, shall be carried on by or through one or more subsidiaries of the Company and they may on behalf of the Company make such arrangements as they think advisable for taking the profits or bearing the losses of any branch or business so carried on, or for financing, assisting or subsidising any such subsidiary or guaranteeing its contracts, obligations or liabilities.

SHARES

7. Subject always to the provisions of Sections 221 and 222 of the Act, the listings requirements of any Stock Exchange on which the shares of the Company are listed or quoted and these articles, any shares for the time being unissued (whether forming part of the original or any increased capital) shall, subject as hereinafter provided, only

be disposed of or dealt with in such manner as the Company in general meeting may have directed or may direct, but so that the Company in general meeting may resolve that all or any of such shares shall be at the disposal of the directors, who may in such event allot, grant options over, or otherwise deal with or dispose of them to such persons at such times, and generally on such terms and conditions, and for such consideration, whether payable in cash or otherwise, as they may think proper; but so that no shares shall be issued at a discount except in accordance with Section 81 of the Act.

8. Without prejudice to any special rights previously conferred on the holders of existing shares and subject to any provisions of these articles, any share in the Company may be issued with or have attached thereto such preferred, deferred or other special rights or such restrictions, whether in regard to dividend, return of share capital or otherwise, and (subject as provided by the Act) such limited or suspended rights to voting as the Company in general meeting may from time to time determine; provided that the Company may by resolution passed at a general meeting direct that shares shall be issued by the directors on such terms and conditions, and with such rights, privileges or restrictions attached thereto as the directors may determine.

9. The Company may exercise the powers of paying commissions conferred by Section 80 of the Act, provided that the rate or amount of the commission paid or agreed to be paid and the number of shares which persons have agreed for a commission to subscribe absolutely will be disclosed in the manner required by the said section, and that such commission shall not exceed 10 % (ten per centum) of the price at which the shares in respect whereof the same is paid are issued. Such commission may be satisfied by the payment of cash. The Company may also on any issue of shares pay such brokerage as may be lawful.

10. If any shares of the Company are issued for the purpose of raising money to defray the expenses of the construction of any works or buildings or the provision of any plant which cannot be made profitable for a lengthy period, the Company may, subject to the conditions and restrictions mentioned in Section 79 of the Act, pay interest on so much of such share capital as is for the time being paid up and may charge the same to capital as part of the cost of construction of the works or buildings or the provision of plant.

11. Except as ordered by a Court of competent jurisdiction or as by law required, the Company shall be entitled to treat the registered holder of any share as the absolute owner thereof, so that no person shall be recognised by the Company as holding any share upon any trust, and the Company shall not be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or (except only as by these articles or by law otherwise provided) any other right in respect of any share except an absolute right to the entirety thereof in the registered holder.

CERTIFICATES

12. The certificates of title to shares, debentures or other securities of the Company shall be issued under the authority of the directors or of a local committee or board when authorised thereto by the directors, in such manner and form as the directors may from time to time prescribe, and shall (subject as hereinafter provided) bear the autographic

signatures of two directors or of one director and one officer authorised thereto by the directors; or of two members of a local committee or board or of one member and the secretary of such local committee or board: Provided that:

(i) the directors may by resolution determine either generally or in any particular case or cases that the signatures of such directors or director and officer or members or member and secretary (or any of them) need not be autographic but may be signatures;

(ii) the directors and the Company shall comply with Sections 94 and 126 of the Act.

For the purposes of this Article only the expression "signature" shall not include names impressed with a rubber or other kind of stamp.

13. If any shares are numbered, all such shares shall be numbered in numerical progression, beginning with the number one, and each share shall be distinguished by its appropriate number, and if any shares are not numbered, all share certificates in respect of such shares shall be numbered in numerical progression, and each share certificate shall be distinguished by its appropriate number, and by such endorsement as may be required by the Statutes.

14. Every person whose name is entered as a member in the register shall be entitled, without payment, to receive within one month after allotment or twenty-one days after lodgement of transfer one certificate for all his shares of any one class, or several certificates each for one or more of his shares of such class upon payment of such sum not exceeding five rands for every certificate after the first, as the directors shall from time to time determine. Every certificate of shares shall specify the number of shares in respect of which it is issued and the amount paid up thereon at the date of issue. In the case of a member who has transferred a part of his holding of shares of any class he shall be entitled to receive a certificate free of charge for the balance of his holding: Provided that notwithstanding anything herein contained or implied to the contrary where shares are registered in the names of two or more persons they shall be treated as one member for the purposes of this article.

15. If a share certificate be defaced, lost or destroyed, it may be replaced on payment of any stamp duty payable on the new certificate and on such terms (if any) as to evidence and indemnity and payment of the out-of-pocket expenses of the Company of investigating such evidence and, in the case of loss or destruction, of advertising the same, as the directors may think fit and, in the case of defacement, on delivery of the old certificate to the Company.

16. The certificate for shares registered in the names of two or more persons shall be delivered to the person first named in the register in respect thereof, or to his authorised agent, and in case of the legal incapacity of any one or more of the joint registered holders of any shares, the survivor then first named in the register shall be the only person recognised by the Company as being entitled to such certificate, or any new certificate which may be issued in place thereof: Provided always that the Company shall not be bound to register more than four persons as the holders of any share.

SHARE WARRANTS

17. The directors or, if so authorised, any local committee appointed by them, may issue warrants relating to fully paid-up shares, stating that the bearer is entitled to the shares therein specified, and may provide, by coupons or otherwise, for the payment of future dividends on the shares represented by such warrants. The directors may from time to time determine the terms and conditions upon which share warrants shall be issued.

18. (a) The bearer of a share warrant may at any time deposit the warrant at the transfer office of the Company, and while the warrant remains deposited the depositor shall have the same right to sign a requisition to call a meeting of the Company, and to attend, vote and exercise the other privileges of a member at any meeting as if his name were inserted in the register of members as the holder of the shares included in the deposited warrant, provided that such share warrant shall be deposited at the transfer office not later than 48 (forty-eight) hours (Saturdays, Sundays and public holidays excluded) before the meeting. Not more than one person shall be recognised as depositor of the share warrant. The Company shall, on written request, return the deposited share warrant to the depositor.

(b) Except in terms of paragraph (a), no bearer of a share warrant shall sign a requisition to call a meeting of the Company, or shall attend, vote or exercise any other privilege of a member at a meeting of the Company, or be entitled to receive any notices from the Company; but the bearer of a share warrant shall be entitled in all other respects to the same privileges and advantages as if he were named in the register of members as the holder of the shares included in the warrant.

(c) The bearer of a share warrant shall be entitled, on surrendering it for cancellation, to have his name entered as a member in the register of members.

19. The directors may from time to time determine :

(a) the conditions upon which any new share warrants or coupons may be issued in place of warrants worn out, defaced or destroyed; provided however, that no new share warrant shall be issued in place of one alleged to be lost unless and until it be proved to the satisfaction of the directors to have been destroyed; and

(b) the conditions upon which any share warrant may be surrendered for cancellation with a view to entering the name of the holder in the register of members and issuing in place of such share warrant a share certificate or certificates in respect of the shares in question.

The holder of a share warrant shall be bound by any determination by the directors in terms of this article 19 for the time being in force whether made before or after the issue of such warrant.

20. A share warrant shall be transferred by delivery of the warrant and not by instrument of transfer.

REGISTER OF MEMBERS

21. The directors shall cause to be kept a register of members at the place and in the manner specified in the Statutes and may cause to be kept a branch register or registers in any foreign country or countries, and, subject to the provisions of the Statutes, make and vary such regulations as they may think fit, respecting the keeping of any such branch registers.

TRUSTS IN RESPECT OF SHARES

22. The directors shall cause to be established and maintained a register of disclosures made to the Company of the identity of beneficial holders, in the manner specified in the Statutes. The directors may in their discretion record in the Company's register of members that any share is held in trust or by a nominee and for whom that share is so held.

TRANSFER OF SHARES

23. The transfer books and register of members may upon notice being given by advertisement in the Gazette and a newspaper circulating in the district in which the office is situate, and in the case of any branch register in the manner required by the Statutes, be closed during such time as the directors may think fit, not exceeding in the whole sixty days in each year.

24. Transfer offices shall be maintained at such place or places whether in South Africa or elsewhere, as the directors may from time to time prescribe. The directors may appoint local committees (to be designated Registrars or by such other title (if any) as the directors may think fit) whether in South Africa or elsewhere consisting of two or more individual persons or of a corporate body to whom the directors may delegate all or any of their powers, authorities and discretions with regard to the registration of transfers, the keeping of registers and other records required by the Act to be kept at the office or the Transfer office and the issuing of certificates of title to shares, debentures or other securities of the Company and may appoint a person to be a secretary to such local committee or authorise such local committee to appoint a person to be its secretary.

25. Subject to the provisions of the law for the time being in force relating to stamp duty or duty upon the estates of deceased persons or to any other statutory restrictions on transfer and to the provisions of these articles any member may transfer all or any of his shares but every transfer must be in writing in the usual common form or in such other form as the directors may approve and must be left at the transfer office where the register of transfers relating to the share comprised therein is for the time being kept or at such other place as the directors may prescribe accompanied (unless the directors either generally or in any particular case otherwise resolve) by the certificate of the shares to be transferred and such other evidence (if any) as the directors or other person in charge of such register may require to prove the title or capacity of the intending transferor or transferee or the rights of the intending transferor to transfer the shares. In this article references to transfer in writing shall include the use of electronic communication, subject to any terms and conditions decided on by the directors.

26. The instrument of transfer of a share shall be signed by the transferor and the transferee, unless the signature of the transferee is not required:

    (i) by any law from time to time in force in South Africa; or

    (ii) where the directors decide at their discretion to dispense therewith in such case or cases as they may deem fit.

    The transferor shall be deemed to remain the holder of the share transferred until the name of the transferee is entered in the register in respect thereof. All instruments of transfer, when registered, shall either be retained by the Company or disposed of in such manner as the directors shall from time to time decide; but any instrument of transfer which the directors may decline to register shall (unless the directors shall resolve otherwise) be returned on demand to the person who deposited it.

27. The directors may decline to register any transfer unless:

    (i) the instrument of transfer, duly stamped, is lodged with the Company, accompanied (unless the directors either generally or in any particular case otherwise resolve) by the certificate of the shares to which it relates, and such other evidence as the Company may reasonably require to show the right or capacity of the transferor to make the transfer and of the transferee to accept it; and

    (ii) the instrument of transfer is in respect of only one class of share.

28. If the directors refuse to register a transfer they shall within thirty days after the date on which the instrument of transfer was lodged, send to the transferee notice of the refusal.

29. (a) All powers of attorney or other authorities granted by members for the purpose of transferring or accepting the transfer of shares, which may be lodged, produced or exhibited with or to the Company at the transfer office where the register of transfers relating to such shares is kept, shall, as between the Company and the grantor of such powers or other authorities, be taken and deemed to continue and remain in full force and effect, and the Company may allow the same to be acted upon until such time as express notice in writing of the revocation of the same shall have been given and lodged at the place aforesaid. Even after the giving and lodging of such notice, the Company shall be entitled to give effect to any instrument signed under the authority and certified by any officer of the Company as being in order before the giving and lodging of such notice. The Company shall not be bound to allow the exercise of any act or matter by an agent for a member or intending transferee of shares unless a certified copy of such agent's authority be produced and filed with the Company. In this article reference to notice in writing shall include the use of electronic communication, subject to any terms and conditions decided on by the directors.

    (b) Nothing contained in these articles shall preclude the Company from recognising a renunciation of the allotment of any share by the allottee in favour of some other person.

TRANSMISSION OF SHARES

30. Subject always to the law for the time being in force relating to stamp duty or duty upon the estates of deceased persons, the executors or administrators of a deceased member (not being one of several joint holders) shall be the only persons recognised by the Company as having any title to a share registered in the name of such member, and in the case of the death of any one or more of the joint holders of any share, the survivors or survivor, or the executor or administrator of the deceased survivor, shall be the only person or persons recognised by the Company as having any title to or interest in such share, but nothing herein shall release the estate of a deceased joint holder from any liability in respect of any share jointly held by him.

31. Any person becoming entitled to a share in consequence of the legal incapacity of a member, or by any lawful means otherwise than by transfer in accordance with these articles, upon producing such evidence as may sustain the character in respect of which he proposes to act under this article or of his title, as the directors may think sufficient, may, with the consent of the directors (which they shall not be under obligation to give) either be registered himself as a member in respect of such shares or elect to have some person nominated by him registered as the transferee thereof. If the person becoming so entitled shall elect to be registered himself he shall deliver or send to the Company a notice in writing signed by him stating that he so elects. If he shall elect to have his nominee registered he shall testify his election by executing to his nominee a transfer in writing of such share. All the limitations, restrictions and provisions of these articles relating to the right to transfer and the registration of shares shall be applicable to any such notice or transfer under this article as if the legal incapacity or other means had not occurred and the notice or transfer were a transfer executed by the member. In this article reference to notice in writing shall include electronic communication, subject to any terms and conditions decided on by the directors.

32. Save as otherwise provided by or in accordance with these articles, a person becoming entitled to a share in consequence of the legal incapacity of a member or by any lawful means otherwise than by transfer in accordance with these articles shall (upon supplying to the Company such evidence as the directors may reasonably require to show his title to the share) be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the share except that he shall not be entitled in respect thereof to exercise any right conferred by membership in relation to meetings of the Company until he shall have been registered as a member in respect of the share.

UNCERTIFICATED SECURITIES

33. The provisions of the preceding articles insofar as they relate to share certificates, the register of members or the transfer or transmission of any share, shall not apply to the extent that they are inconsistent in any way with:

   a. holding and dealing in securities in uncertificated form;

   b. the settlement of any uncertificated securities transaction through the "STRATE" system on the JSE Securities Exchange South Africa; or

   c. any provision of Section 91A of the Act.

INCREASE OF CAPITAL

34. The Company may from time to time by special resolution increase its share capital by such sum divided into shares of such amount, or may constitute shares of no par value or may increase the number of its shares of no par value to such number, as the special resolution shall prescribe.

35. The Company may increase its capital constituted by shares of no par value by transferring reserves or profits to the stated capital, with or without a distribution of shares.

36. New shares shall be subject to the same provisions as to transfer, transmission and otherwise as the shares in the original capital.

37. Except so far as otherwise provided by the resolution creating it, by the conditions of issue or by these articles, any capital raised by the creation of new shares shall be considered part of the present capital, and as consisting of ordinary shares and shall be subject to the provisions herein contained with reference to transfer and transmission, and otherwise as if it had been part of the present capital.

CONSOLIDATION, SUBDIVISION, ACQUISITION OF OWN SHARES, CONVERSION OF PREFERENCE SHARES, ALTERATION OF MEMORANDUM

38. The Company may from time to time by special resolution:

(i) consolidate and divide all or any part of its share capital into shares of larger amount than its existing shares, or consolidate and reduce the number of the issued shares of no par value;

(ii) increase the number of its issued no par value shares without an increase of its stated capital;

(iii) cancel any shares which, at the time of passing of the resolution in respect thereof, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled;

(iv) subdivide its shares or any of them into shares of smaller amount than is fixed by or pursuant to its Memorandum of Association and so that the resolution whereby any share is subdivided, may determine that, as between the holders of the shares resulting from such subdivision one or more of the shares may have such preferred or other rights over, or may have such qualified or deferred rights, or be subject to any such restrictions as compared with, the other or others as the Company has power to attach to unissued or to new shares;

(v) vary, modify or amend any rights attached to any shares whether issued or not (including the conversion of any shares into preferred shares) subject to any consent or sanction required from the holders of that and/or any other class of shares under Article 41;

(vi) subject to the listings requirements of any Stock Exchange on which the shares or debentures of the Company are listed or quoted, approve the acquisition of shares or debentures issued by the Company or, if the Company is a subsidiary, issued by its holding company, which approval may be a general approval

subject to the provisions of the Statutes or a specific approval for a particular transaction;

(vii) convert all its shares of one class having a par value into stated capital constituted by shares of no par value or such of its stated capital as is constituted by shares of no par value into share capital consisting of shares having a par value;

(viii) convert any of its shares, whether issued or not, into shares of another class;

(ix) alter the provisions of its Memorandum of Association with respect to the objects and powers of the Company.

39. Anything done in pursuance of the last article shall be done in a manner provided and subject to any conditions imposed by the Act, so far as they shall be applicable, and so far as they shall not be applicable, in accordance with the terms of the special resolution authorising the same and, so far as such special resolution shall not be applicable, in such manner as the directors deem most expedient. Whenever as the result of any consolidation a fraction of a share is included in the holding of any member such fraction may be sold by some person appointed by the directors for that purpose and the proceeds thereof paid to such member. When a fraction is sold as aforesaid the person so appointed to sell it shall be deemed to be authorised to make such sale the validity of which shall not be questioned.

40. All unclaimed amounts due as a result of any acquisition of shares or debentures issued by the Company or any consolidation or subdivision of capital or from any other cause (but excluding any unclaimed dividends) shall be held in trust by the Company until lawfully claimed by the member; provided that no such amount shall be lawfully claimable by the member if such claim has prescribed.

MODIFICATION OF RIGHTS

41. Subject to the provisions of Section 102 of the Act and to any provisions of these articles, if at any time the Company's share capital, by reason of the issue of preference shares or otherwise, is divided into different classes of shares, all or any of the rights and privileges attached to any class may be modified or varied by agreement between the Company and any person purporting to contract on behalf of that class, provided such agreement is either:

(i) authorised or ratified in writing by the holders of at least three-fourths of the nominal amount of the issued shares of that class; or

(ii) confirmed by resolution passed at a separate general meeting of the holders of the shares of that class, and all the provisions of Section 199 of the Act and the provisions hereinafter contained as to general meetings shall *mutatis mutandis* apply to every such meeting, except that the quorum therefor (subject to the provisions contained in Article 50 in regard to the quorum at adjourned meetings) shall be two members at least holding or representing by proxy not less than one-third of the nominal amount of the issued shares of that class, unless that class has only one member, in which case it shall be such member.

The creation or issue of additional preference shares ranking as to capital and dividend after the said preference shares and/or ordinary shares shall not be deemed

to be a modification or variation of the rights of the holders of any preference shares in the Company. In this article reference to authorised or ratified in writing shall include the use of electronic communication, subject to any terms and conditions decided on by the directors.

42. The rights conferred upon the holders of the shares of any class shall not, unless otherwise expressly provided by the conditions of issue of such shares, be deemed to be varied by the creation or issue of further shares ranking *pari passu* therewith.

GENERAL MEETINGS

43. The Company shall hold a general meeting as its Annual General Meeting as provided in Section 179 of the Act at such time and place as the directors may determine.

44. The directors may, whenever they think fit, convene a General Meeting and a General Meeting shall also be convened on requisition as provided in Section 181 of the Act.

45. Save for any General Meeting convened by requisitionists as provided by Section 181 of the Act, all general meetings, and all adjourned general meetings and all separate meetings of the holders of any class of shares shall be held at such time and place as the directors shall appoint.

NOTICE OF GENERAL MEETINGS

46. An Annual General Meeting and a General Meeting called for the passing of a special resolution shall be called by not less than twenty-one clear days' notice in writing and any other General Meeting shall be called by not less than fourteen clear days' notice in writing, so that the notice period shall not include the day on which the notice is served, or deemed to be served, or the day on which the meeting is to be held. A meeting may be called by shorter notice and shall be deemed to have been duly called if it is so agreed by a majority in number of the members having a right to attend and vote at the meeting, being a majority holding not less than 95% (ninety-five per centum) of the total voting rights of all members. Notice of a meeting shall specify the place, day and time of the meeting and in the case of special business the general nature of such business. In this article reference to notice in writing shall include the use of electronic communication and publication on a website in accordance with any applicable provisions in the Statutes or any other applicable rules or requirements.

47. The accidental omission to give notice of a meeting or in cases where instruments of proxy are sent out with the notice, the accidental omission to send such instrument of proxy to, or the non-receipt or delay in receipt of notice of a meeting or such instrument of proxy by any person entitled to receive notice shall not invalidate the proceedings at that meeting.

PROCEEDINGS AT GENERAL MEETINGS

48. All business shall be deemed special that is transacted at a General Meeting other than an Annual General Meeting, and also all business that is transacted at an Annual General Meeting, with the exception of sanctioning or declaring a dividend, the consideration of the annual financial statements, the election of directors, and the appointment of the auditors of the Company.

49. Subject to the provisions of Section 199 of the Act in regard to the quorum for passing special resolutions, a quorum for a General Meeting shall be three members present in person and entitled to vote or, if a member is a body corporate, represented.

No business shall be transacted by any General Meeting unless the requisite quorum be present when the meeting proceeds to business. A corporation, being a member of this Company, and present by a representative duly appointed in accordance with Section 188 of the Act, shall be deemed to be a member personally present for the purposes of these articles.

50. If within five minutes from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of members, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week (or if that be a public holiday to the next succeeding day other than a public holiday, a Saturday or a Sunday) at the same time and place or to such other day and at such other time or place as the chairman of the meeting shall appoint, which shall be a day not later than twenty-one days after the date of the meeting. If at such adjourned meeting a quorum as defined is not present within five minutes from the time appointed for holding the meeting, those members who are present in person and are entitled to vote shall be a quorum and may transact the business for which the meeting was called.

51. The Chairman (if any) of the directors or, in his absence, the Deputy Chairman (if any) shall preside as chairman at every General Meeting of the Company. If there be no such Chairman or Deputy Chairman, or if at any meeting neither the Chairman nor the Deputy Chairman is present within five minutes after the time appointed for holding the meeting, or if neither of them be willing to act as chairman, the directors present shall choose one of their number to act, or if one director only be present he shall preside as chairman if willing to act. If no director be present, or if all the directors present decline to take the chair, the members present shall elect one of their number to be chairman.

52. The Chairman may, with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting from which the adjournment took place. Save as provided by Section 192 of the Act, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at any adjourned meeting.

53. At a General Meeting a resolution put to the vote of the meeting shall be decided by a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded by the Chairman of the meeting or as provided in Section 198(1) (b) of the Act. Unless a poll be so demanded and the demand be not withdrawn a declaration by the Chairman of the meeting that a resolution has on a show of hands been carried, or carried unanimously, or by a particular majority, or not carried by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.

54. The result of a poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

55. In the case of an equality of votes, whether on a show of hands or on a poll, the Chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall be entitled to a second or casting vote in addition to the vote or votes to which he may be entitled as a member.

56. No poll shall be demanded on the election of the Chairman of the meeting or on any question of adjournment. A poll demanded on any other question shall be taken at such time and place and in such manner as the Chairman of the meeting directs, and any business, other than upon which a poll has been demanded, may be proceeded with pending the taking of the poll.

57. The Chairman of a meeting may appoint any firm or persons to act as scrutineers for the purpose of checking forms of proxy deposited for use and for counting the votes at such meeting and he may thereafter act on a certificate given by any such scrutineers without requiring production at the meeting of the forms of proxy or himself counting the votes.

58. If any votes shall be counted which ought not to have been counted or might have been rejected or if any votes shall not be counted which ought to have been counted the error shall not vitiate the resolution unless it be pointed out at the meeting and not in that case unless it shall, in the opinion of the Chairman of the meeting, be of sufficient magnitude to vitiate the resolution. No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting at which the vote objected to is given or tendered, and every vote not disallowed at such meeting or adjourned meeting shall be valid for all purposes. Any such objection made in due time shall be referred to the Chairman of the meeting, whose decision shall be final and conclusive.

59. Any minutes of resolutions and proceedings at general meetings made in one of the minute books of the Company, if signed by any person purporting to be the Chairman of the meeting to which it relates, or by any person present thereat and appointed by the directors to sign the same in his place, or by the Chairman of a subsequent meeting of the directors, shall be receivable as evidence of the facts therein stated.

VOTES OF MEMBERS

60. Subject to the provisions of Section 195 of the Act and of these articles and to any special terms as to voting upon which any share may be issued or may for the time being be held, on a show of hands, every member present in person or by proxy and entitled to vote shall have one vote and, upon a poll, every member present in person or by proxy and entitled to vote shall have one vote for every share held by him.

61. Any corporation holding shares conferring the right to vote may, by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any General Meeting of the Company or at any meeting of holders of any class of shares of the Company, as provided by Section 188 of the Act and such representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual member of the Company. The directors may but shall not be obliged to require proof to their satisfaction of the appointment or authority of such representative to act.

62. In the case of joint holders of a share the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the register or in the case of persons entitled to a share by transmission the order in which their names were given in the notice to the Company of the fact of the transmission.

PROXIES AND VOTING UNDER POWER OF ATTORNEY

63. The instrument appointing a proxy shall be in writing under the hand of the person granting such proxy or his attorney duly authorised in writing or, if the appointor be a corporation, under the hand of an officer or attorney so authorised. The holder of a power of attorney from a member may, if so authorised by the power of attorney, vote for and represent such member at any meeting of the Company. In this article reference to in writing or authorised in writing shall include the use of electronic communication, subject to any terms and conditions decided on by the directors.

64. (a) A member may appoint more than one proxy to attend on the same occasion.

(b) A proxy:

(i) need not be a member of the Company;

(ii) shall be entitled to vote on a show of hands and on a poll.

65. Every instrument of proxy, whether for a specified meeting or otherwise, shall comply with Section 189 of the Act and subject thereto be in the form or to the effect following or in such other form as the directors may approve, and the directors may, if they think fit, send out with the notice of any meeting forms of instrument of proxy for use at the meeting:

"I/We

being the holder/s of .... shares in the issued share capital of the Company, do hereby appoint .... of .... or failing him .... of .... or failing him the Chairman of the Company or failing him the Chairman of the meeting as my/our proxy to vote for me/us and on my/our behalf at the Annual General (or General or adjourned as the case may be) Meeting of the Company to be held at ....

on the .... day of .... 20.... at (time appointed) and at any adjournment thereof.

Dated this ...... day of .... 20.......

Name (in full)

Address

Signature

I/We desire to vote as follows:-

	For	Against	Abstain
*Resolution No. 1			
*Resolution No. 2			

(Set out the numbers of the resolutions if more than 1)

*Mark with an X whichever is applicable. Unless otherwise directed, the proxy will vote or abstain as he thinks fit in respect of the member's total holding.

Any member entitled to attend and vote at the meeting is entitled to appoint a proxy or proxies to attend, speak and to vote in his stead. The proxy so appointed need not also be a member."

66. (a) The power of attorney or form appointing a proxy which is not an electronic communication and the power of attorney or other authority (if any) under which the form is signed or a notarially certified copy of such power or authority shall be deposited at the office of the Company or at such other place within South Africa as is specified for that purpose in the notice convening the meeting, not less than forty eight hours (or such lesser period as the directors may determine in relation to any particular meeting) before the time appointed for the holding of the meeting (including an adjourned meeting) at which the person named in the form proposes to vote, and in default the form of proxy shall not be treated as valid: Provided that if the member appointing a proxy is registered on a branch register kept at any branch or other office outside South Africa any instrument appointing a proxy and any power of attorney or other authority may be deposited as aforesaid at any such branch or other office at which he is registered. In determining the aforesaid period of forty eight hours Saturdays, Sundays and public holidays shall not be taken into account.

(b) The power of attorney or form appointing a proxy which is an electronic communication, where an address has been specified for the purpose of receiving electronic communications in the notice of meeting or in the form itself, and the power of attorney or other authority (if any) under which the form is signed or a notarially certified copy of such power or authority shall be received at that specified address not less than forty eight hours (or such lesser period as the directors may determine in relation to any particular meeting) before the time appointed for the holding of the meeting (including an adjourned meeting) at which the person named in the form proposes to vote, and in default the form of proxy shall not be treated as valid. In determining the aforesaid period of forty eight hours, Saturdays, Sundays and public holidays shall not be taken into account.

(c) No form appointing a proxy shall be valid after the expiration of six months from the date when it was signed, which shall include the signature in any form which the directors may require for the purpose of establishing the authenticity or

integrity of an electronic communication, except at an adjourned meeting or on a poll demanded at the meeting or adjourned meeting in cases where the meeting was originally held within six months from the aforesaid date, unless so specifically stated in the form itself.

67. If a branch register within the meaning of the Statutes is kept at a branch or other office of the Company outside South Africa, it shall not be necessary for any powers of attorney or forms appointing proxies, and the powers of attorney or other authorities (if any) under which they are signed, relating to members registered on such branch register to be received at the office of the Company designated in the notice convening the meeting before the time appointed for the meeting, provided that:

(i) the members appointing proxies shall lodge powers of attorney or the duly completed forms of proxy in accordance with the requirements of the last preceding article; and

(ii) the transfer secretary of the Company in that place shall communicate to the Company in South Africa by such means as the directors may from time to time direct, a summary of all the votes for and against each resolution represented by valid proxies duly accepted by them, and so that such communication shall be received by the Company before the time appointed for the meeting to commence.

68. A vote given in accordance with the terms of a power of attorney or form of proxy shall be valid notwithstanding the previous legal incapacity of the principal or revocation of the power of attorney or form of proxy or the transfer of the share in respect of which the vote is given, unless an intimation in writing of such legal incapacity or transfer shall have been received by the Company (at the office at which such power or form is registered) not less than forty-eight hours before commencement of the meeting or the taking of the poll at which the power or form is used. In this article reference to intimation in writing shall include the use of electronic communication, subject to any terms and conditions decided on by the directors.

DIRECTORS

69. (a) Until otherwise from time to time determined by the Company in general meeting, the number of directors shall be not less than four, and if the number of directors falls below four, the remaining directors shall only be permitted to act for the purpose of filling vacancies or calling general meetings of shareholders. The first directors shall be those persons appointed in writing by the majority of the subscribers to the memorandum of the Company. Until directors are appointed, section 208(2) of the Act shall apply.

(b) The directors shall be entitled to such remuneration as a director as the Company by ordinary resolution in general meeting may from time to time determine, except that any director holding office for less than a year shall only be entitled to such remuneration in proportion to the period during which he has held office during the year.

70. Any director who serves on any executive or other committee or who devotes special attention to the business of the Company or who goes or resides outside South Africa for any purposes of the Company, or who otherwise performs services which, in the

opinion of the directors, are outside the scope of the ordinary duties of a director, may be paid such extra remuneration, in addition to the remuneration to which he may be entitled as a director, as the directors may determine. The directors shall also be paid all their travelling and other expenses properly and necessarily expended by them in and about the business of the Company and in attending meetings of the directors or of committees of the directors or of the Company.

71. Without prejudice to the provisions for retirement by rotation or otherwise hereinafter contained, the office of a director shall be vacated in any of the events following, namely:

(i) if he becomes insolvent or assigns his estate for the benefit of his creditors, suspends payments generally, or compounds with his creditors, or files a petition for the surrender of his estate;

(ii) if he is found or becomes of unsound mind;

(iii) if he is requested in writing by all his co-directors to resign;

(iv) if he be removed by a resolution of the Company pursuant to Section 220 of the Act;

(v) if he shall pursuant to the provisions of the Statutes or by reason of any order made there under be prohibited from acting as a director;

(vi) if he resigns his office by notice in writing to the Company;

(vii) if he is absent from meetings of the directors for six consecutive months without leave of the directors otherwise than on the business of the Company and is not represented at any such meetings during such six consecutive months by an alternate director, and the directors resolve that his office be, by reason of such absence, vacated; provided that the directors shall have power to grant to any director not resident in South Africa leave of absence for any or an indefinite period.

In this article reference to requested or notice in writing shall include the use of electronic communication, subject to any terms and conditions decided on by the directors.

72. A director may hold any other office under or position with the Company (except that of auditor) in conjunction with his office of director for such period and on such remuneration terms (in addition to the remuneration to which he may be entitled as a director) and otherwise as a disinterested quorum of the directors may determine.

73. A director of the Company may be or become a director or other officer of, or otherwise interested in, any company promoted by the Company or in which the Company may be interested as shareholder or otherwise and (except insofar as otherwise decided by the directors), he shall not be accountable for any remuneration or other benefits received by him as a director or officer of or from his interest in such other company.

74. Any director may act by himself or through his firm in a professional capacity for the Company (otherwise than as auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a director.

75. A director who is in any way whether directly or indirectly interested in a contract or arrangement or proposed contract or arrangement with the Company, shall declare the nature of his interest in accordance with Sections 234, 235, 237 and 238 of the Act.

76. Subject to the next succeeding article no director or intending director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any other office under or position with the Company or in any company promoted by the Company or in which the Company is interested or in respect of professional services rendered or to be rendered by such director or as vendor, purchaser or in any other manner whatever, nor shall any such contract or arrangement entered into by or on behalf of the Company in which any director is in any way interested be liable to be avoided, nor shall any director so contracting or being so interested be liable to account to the Company for any profit realised by any such appointment, contract or arrangement by reason of such director holding the office or of the fiduciary relationship thereby established.

77. (a) A director shall not vote nor be counted in the quorum and if he shall do so his vote shall not be counted on any resolution for his own appointment to any other office under or position with the Company or in respect of any contract or arrangement in which he is interested, but this prohibition shall not apply to:

(i) any arrangement for giving to any director any security or indemnity in respect of money lent by him to or obligations undertaken by him for the benefit of the Company, or

(ii) any arrangement for the giving by the Company of any security to a third party in respect of a debt or obligation of the Company which the director has himself guaranteed or secured; or

(iii) any contract by a director to subscribe for or underwrite shares or debentures of the Company; or

(iv) any contract or arrangement with a company in which he is interested by reason only of being a director, officer, creditor or member of such company;

provided that these prohibitions may at any time be suspended or relaxed to any extent either generally, or in respect of any particular contract or arrangement, by the Company in general meeting.

(b) Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment) of two or more directors to offices or employments with the Company or any company in which the Company is interested, such proposals may be divided and considered in relation to each director separately and in such cases each of the directors concerned shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment.

(c) If any question shall arise at any meeting as to the entitlement of any directors to vote and such question is not resolved by his voluntarily agreeing to abstain from voting, such question shall be referred to the chairman of the meeting and his ruling in relation to any other director shall be final and conclusive except in a case where the nature or extent of the interests of the director concerned have not been fairly disclosed.

78. The directors may exercise the voting powers conferred by the shares in any other company held or owned by the Company in such manner in all respects as they think fit, including the exercise thereof in favour of any resolution appointing themselves or any of them to be directors or officers of such other company or voting or providing for the payment of remuneration to the directors or officers of such other company.

ALTERNATE DIRECTORS

79. Each director may appoint either another director or any person approved for that purpose by a resolution of the directors to act as alternate director in his place and during his absence and may at his discretion remove such alternate director. A person so appointed shall, except as regards power to appoint an alternate, and remuneration, be subject in all respects to the terms and conditions existing with reference to the other directors of the Company, and each alternate director, whilst so acting, shall be entitled to receive notices of all meetings of the directors or of any committee of the directors of which his appointor is a member, and to attend and vote at any such meeting at which his appointor is a member, and to attend and vote at any such meeting at which his appointor is not personally present and he shall generally be entitled to exercise and discharge all the functions, powers and duties of his appointor in such appointor's absence as if he were a director. Any director acting as alternate shall (in addition to his own vote) have a vote for each director for whom he acts as alternate. An alternate director shall ipso facto cease to be an alternate director if his appointor ceases for any reason to be a director, provided that if any director retires by rotation or otherwise but is re-elected at the same meeting, any appointment made by him pursuant to this article which was in force immediately before his retirement shall remain in force as though he had not retired. Any appointment or removal of an alternate director shall be effected by instrument in writing delivered at the office and signed by the appointor. The remuneration of an alternate director shall be payable only out of the remuneration payable to the director appointing him and he shall have no claim against the Company for his remuneration. In this article reference to in writing shall include the use of electronic communication, subject to any terms and conditions decided on by the directors.

RETIREMENT OF DIRECTORS IN ROTATION

80. Subject to Article 93 hereof at the first Annual General Meeting all of the directors for the time being and at every subsequent Annual General Meeting one-third of the directors for the time being or if their number is not a multiple of three, then the number nearest to but not less than one-third shall retire from office. The directors so to retire at every subsequent Annual General Meeting shall be those who have been longest in office since their last election, but as between persons who become or were last elected directors on the same day, those to retire shall (unless they otherwise agree among themselves) be determined by lot; provided that notwithstanding anything herein contained, if at the date of any Annual General Meeting any director shall have held office for a period of three years since his last election or appointment, he shall retire at such meeting either as one of the directors to retire in pursuance of the aforegoing or additionally thereto. The length of time a director has been in office shall be computed from his last election, appointment or date upon which he was deemed re-elected. A director retiring at a meeting shall retain office until the close or adjournment of the meeting.

81. Retiring directors shall be eligible for re-election but no person, other than a director retiring at the meeting, shall, unless recommended by the directors, be eligible for election to the office of a director at any General Meeting unless not more than thirteen but at least six clear days before the day appointed for the meeting, there shall have been left at the office or any branch or other office outside South Africa, a notice in writing by some member duly qualified to be present and vote at the meeting for which such notice is given of his intention to propose such person for election and also notice in writing signed by the person to be proposed of his willingness to be elected (so that the period of days shall not include the day on which the notices are left at the office or the day appointed for the meeting). In this article reference to notice in writing shall include the use of electronic communication, subject to any terms and conditions decided on by the directors.

82. Subject to the last preceding article the Company at the meeting at which a director retires in manner aforesaid, may fill the vacated office by electing a person thereto and in default the retiring director, if willing to continue to act, shall be deemed to have been re-elected, unless at such meeting it is expressly resolved not to fill such vacated office, or unless a resolution for the re-election of such director shall have been put to the meeting and lost.

83. The Company may in general meeting (but subject to the provisions of Article 81 elect any person to be a director either to fill a casual vacancy or as an additional director, but so that the total number of directors shall not exceed at any time any maximum number fixed in accordance with these articles. The Company in general meeting may also from time to time increase or reduce the number of directors and may also determine in what rotation such increased or reduced number is to go out of office.

84. The validity of the appointment of any director shall not be affected by a failure to comply with Section 211(3) of the Act.

POWERS OF DIRECTORS

85. The directors on behalf of the Company may pay a gratuity or pension or allowance on retirement or other benefit to any director or ex-director or other officer or employee of the Company, its holding company (if any) or any subsidiary of the Company whether or not he has held any other salaried office under or position with the Company or to his widow or dependants and make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance or life assurance or other benefits.

86. The directors may take all steps that may be necessary or expedient in order to enable the shares, debentures or other securities of the Company to be introduced into and dealt with in any country or state and to procure the same to be recognised by and specially quoted upon any Stock Exchange or Bourse in any country or state and may accept responsibility for and pay and discharge all taxes, duties, fees, expenses or other sums which may be payable in relation to any of the matters aforesaid and may subscribe to and comply with the laws and regulations of any such country or state and the rules or regulations of any such Stock Exchange or Bourse.

87. Save as otherwise expressly provided by these articles, all cheques, promissory notes, drafts, bills of exchange and other negotiable or transferable instruments and all

documents to be executed by the Company shall be signed, drawn, accepted, endorsed or executed as the case may be in such manner as the directors shall from time to time by resolution determine.

FILLING OF CASUAL VACANCY OR ADDING TO EXISTING BOARD POWERS

88. Without prejudice to the powers of the Company in general meeting in pursuance of any of the provisions of these articles to appoint any person to be a director, the directors shall have power at any time and from time to time to appoint any person to be a director, either to fill a casual vacancy or as an addition to the existing board, but so that the total number of directors shall not at any time exceed any maximum number fixed by or in accordance with these articles. Any director so appointed shall hold office only until the next following Annual General Meeting and shall then be eligible for re-election but shall not be taken into account in determining the directors who are to retire by rotation at such meeting.

BORROWING POWERS

89. (a) The Company may create and issue secured or unsecured debentures and subject to the listings requirements of any Stock Exchange on which the shares of any holding company of the Company are listed or quoted and to any regulations from time to time made by the Company in general meeting, the directors may raise or borrow from time to time for the purposes of the Company or secure the payment of such sums as they think fit and may secure the repayment or payment of any such sums by bond, mortgage or charge upon all or any of the property or assets of the Company or by the issue of debentures or otherwise as they may think fit, and may make such regulations regarding the transfer of debentures, the issuing of certificates therefor (subject always to Article 12 hereof) and all such other matters incidental to debentures as they may think fit: Provided that no special privileges as to allotment of shares in the Company, attending and voting at general meetings, appointment of directors or otherwise, shall be given to the holders of debentures of the Company save with the sanction of the Company in general meeting.

(b) The Company may issue guarantees in order to secure obligations and loans, including but not limited to loans to subsidiaries.

LOCAL BOARDS, AGENTS AND COMMITTEES OF THE BOARD

90. The directors may establish any local boards or agencies in South Africa or elsewhere for managing any of the affairs of the Company and may appoint any persons to be members of such local boards, or any managers or agents and may fix their remuneration, and may delegate to any local board, manager or agent any of the powers, authorities and discretions vested in the directors with power to sub-delegate, and may authorise the members of any local board or any of them to fill any vacancies therein and to act notwithstanding vacancies, and any such appointment or delegation may be made upon such terms and subject to such conditions as the directors may think fit, and the directors may remove any person so appointed and may annul or vary

any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

91. The directors may by power of attorney appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the directors, to be the attorney or agent of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the directors may think fit, and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him or them.

92. The directors may delegate any of their powers to an executive or other committee whether consisting of a member or members of their body or not as they think fit. Any committee so formed shall, in the exercise of the powers so delegated, conform to any regulations that may from time to time be imposed on it by the directors and any such regulations may authorise the appointment of sub-committees.

MANAGING AND EXECUTIVE DIRECTORS

93. The directors may from time to time appoint one or more of their body to be Managing Director, Assistant Managing Director, Executive Director (with or without specific designation) or General Manager of the Company or to other executive office with the Company as the directors shall think fit, and may from time to time remove or dismiss him or them from office and appoint another or others in his or their place or places.

94. Subject to any provisions either in these articles or in the contract under which he is appointed any director appointed to any position or executive office pursuant to the last preceding article shall not, while he continues to hold that position or office under a contract for a term of years (which provides for him to be exempted from retirement by rotation during such term of years), be subject to retirement by rotation during the currency of such contract and he shall not, in such case, be taken into account in determining the rotation of retirement of directors but he shall be subject to the same removal terms as the other directors of the Company and, if he ceases to hold office as director, his appointment to such position or executive office shall ipso facto and immediately be terminated but without prejudice to any claims or damages which may accrue under any such contract in respect of such termination: Provided that the directors shall not appoint any director to any position or executive office under a contract as aforesaid which provides for him to be so exempted, if at the time of such appointment under such contract the effect of such exemption would be to cause one-half or more of the directors to be exempt from retirement by rotation.

95. The directors may from time to time entrust to and confer upon a director appointed to any position or executive office under Article 93 such of the powers exercisable under these articles by the directors as they think fit, and may confer such powers for such time, and to be exercised for such objects and purposes and upon such terms and conditions and with such restrictions, as they think expedient, and they may confer such powers either collaterally with or to the exclusion of and in substitution for all or any of the powers of the directors in that behalf, and may from time to time revoke, withdraw, alter or vary all or any of such powers.

PROCEEDINGS OF DIRECTORS AND COMMITTEES

96. The directors may meet for the dispatch of business, adjoum, and otherwise regulate their meetings and the convening of their meetings as they think fit, and may determine the quorum necessary for the transaction of business. Until otherwise determined by the directors, three directors shall form a quorum. A director may at any time and the secretary, upon the request of a director, shall at any time convene a meeting of the directors. A director who is not in South Africa, shall not be entitled to notice of any meeting, but it shall be given to his alternate, if any, unless such alternate is also absent from South Africa.

97. The continuing directors may act notwithstanding any vacancy in their body, but if and so long as their number be reduced below the minimum number fixed by or in accordance with these articles, they may act only for the purpose of filling up vacancies in their body or of summoning general meetings of the Company but not for any other purpose, and may act for either of the purposes aforesaid whether or not their number be reduced below the minimum number fixed by or in accordance with these articles as a quorum.

98. The directors may elect a Chairman and a Deputy Chairman (to act in the absence of the Chairman) of their meetings and determine the period for which they are to hold office, which period shall not exceed one year, but if no such Chairman or Deputy Chairman is elected or if at any meeting the Chairman or Deputy Chairman be not present within five minutes after the time appointed for holding the same, the directors present shall choose one of their number present to be Chairman at such meeting.

99. Questions arising at any meeting shall be decided by a majority of votes, and in case of an equality of votes the Chairman shall have a second or casting vote, provided that should the quorum be two and should only two directors be present at the meeting, the Chairman shall not have a casting vote.

100. A meeting of the directors at which a quorum is present shall be competent to exercise all or any of the powers, authorities and discretions by or under these articles for the time being vested in or exercisable by the directors generally.

101. A resolution in writing signed by the directors who may be present in South Africa at the time when such resolution is signed by the first of such directors, being not less than are sufficient to form a quorum, shall be as valid and effectual as if it had been passed at a meeting of the directors duly called and constituted; provided that where a director is not so present, but has an alternate who is so present, then such resolution must also be signed by such alternate. All such resolutions shall be described as "directors' resolutions" and shall be forwarded or otherwise delivered to the secretary without delay, and shall be recorded by him in the Company's minute book and noted at the meeting of the directors next following the receipt thereof by him. A directors' resolution (unless signed by all the directors or their alternates) shall be inoperative if it shall purport to authorise or to do any act which a meeting of the directors has decided shall not be authorised or done, until confirmed by a meeting of the directors. In this article reference to in writing shall include the use of electronic communication, subject to any terms and conditions decided on by the directors and reference to signed shall include signature in any form which the directors may require for the purpose of establishing the authenticity or integrity of an electronic communication.

102. The meetings and proceedings of any committee of directors consisting of two or more members, shall be governed by the provisions herein contained for regulating the meetings and proceedings of directors so far as the same are applicable thereto and are not superseded by any regulations made or imposed by the directors.

103. All acts done by the directors or by a committee of directors or by any person acting as a director or a member of a committee, shall, notwithstanding that it shall afterwards be discovered that there was some defect in the appointment of the directors or persons acting aforesaid, or that they or any of them were disqualified from or had vacated office, shall be as valid as if every such person had been duly appointed and was qualified and had continued to be a director or member of such committee.

SECRETARY

104. Subject to the provisions of Section 268A, the secretary (which may be a body corporate or a partnership complying with the requirements of the Act) shall be appointed by the directors for such term, at such remuneration and upon such conditions as they may think fit and any secretary so appointed may be removed by the directors. A provision of the Statutes or these articles requiring or authorising a thing to be done by or to a director and the secretary shall not be satisfied by its being done by or to the same person acting both as director and as, or in place of, the secretary.

AUTHENTICATION OF DOCUMENTS

105. Any director or the secretary or any person appointed by the directors for the purpose shall have power to authenticate any documents affecting the constitution of the Company and any resolutions passed by the Company or the directors, and any books, records, documents and accounts relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts; and where any books, records, documents or accounts are elsewhere than at the office the local manager or other officer of the Company having the custody thereof shall be deemed to be the person appointed by the directors aforesaid.

106. A document purporting to be a copy of a resolution of the directors or an extract from the minutes of a meeting of the directors which is certified as such in accordance with the provisions of the last preceding article shall be conclusive evidence in favour of all persons dealing with the Company upon the faith thereof that such resolution has been duly passed or, as the case may be, that such extract is a true and accurate record of a duly constituted meeting of the directors.

DIVIDENDS

107. The Company in general meeting or the directors may from time to time declare a dividend to be paid to the members according to their respective rights and interest in proportion to the number of shares held by them in each class in respect whereof the dividend is payable; but if any share be issued on terms providing that it shall rank for dividend as from a particular date or for all dividends declared after a particular date, such share shall rank for dividend accordingly.

108. A dividend may be declared out of the profits or reserves of the Company, whether realised or unrealised, whether of a revenue or a capital nature and whether designated distributions or not, and no dividend shall carry interest as against the

Company, except as otherwise provided under the conditions of issue of the shares in respect of which such dividend is payable. Dividends may be declared either free of or subject to the deduction of income tax and any other tax or duty in respect of which the Company may be chargeable.

109. The Company in general meeting or the directors may from time to time pay to the members such interim dividends as appear to the directors to be justified by the position of the Company. The directors may also pay the fixed dividend payable on any preference share of the Company half-yearly or otherwise on fixed dates whenever such position in the opinion of the directors justifies that course.

110. Dividends shall be declared payable to members registered as such on a date at least fourteen days after the date of the declaration of the dividend.

111. No larger dividend shall be declared by the Company in general meeting than is recommended by the directors; but the Company in general meeting may declare a smaller dividend.

112. All unclaimed dividends may be invested or otherwise made use of by the directors for the benefit of the Company until claimed, provided that dividends unclaimed for a period of three years may be forfeited by the directors for the benefit of the Company.

113. Any dividend, interest or other sum payable in cash to the holder of a share may be paid by cheque or warrant sent through the post addressed to the holder at his registered address or, in the case of joint holders, addressed to the holder whose name stands first on the register in respect of the share at his registered address, or addressed to such person and at such address as the holder or joint holders may in writing direct, or by electronic transfer into the bank account nominated by the holder or, in the case of joint holders, into the bank account nominated by the holder whose name stands first in the register in respect of the share. Every such cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the person to whom it is addressed and shall be sent at the risk of the holder or joint holders. Every such electronic transfer shall be made at the risk of the holder or joint holders. The Company shall not be responsible for the loss in transmission of any cheque or warrant or of any document (whether similar to a cheque or warrant or not) sent through the post as aforesaid or for the loss or misdirection of any electronic transfer. Payment of any such cheque or warrant, or the making of such electronic transfer, to whomsoever effected, shall be a good discharge to the Company. In this article reference to in writing shall include the use of electronic communication, subject to any terms and conditions decided on by the directors.

114. Any dividend may be paid and satisfied, either wholly or in part, by the distribution of specific assets, or in paid-up shares, debentures or securities of the Company or of any other company, or in cash, or in any one or more of such ways as the directors of the Company in general meeting may at the time of declaring the dividend determine and direct, and where any difficulty arises in regard to such distribution the directors may settle the same as they think expedient and in particular may fix the value for distribution of such specific assets and may determine that cash payments shall be made to any member upon the footing of the value so fixed in order to secure equality of distribution and may vest any such assets in trustees upon such trusts for the persons entitled to the dividend as may seem expedient to the directors.

115. The directors may from time to time make such regulations as they may think fit in regard to the payment of dividends to members having registered addresses outside South Africa, and such regulations may provide for the payment of such dividends in any foreign currency and the rate of exchange at which such payment shall be made and such other matters as the directors may think fit.

RESERVES

116. The directors may before recommending any dividend whether preferential or otherwise, set aside out of the profits of the Company such sum as they think proper as reserves which shall, at the discretion of the directors be applicable for any purpose to which the profits of the Company may be properly applied and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments as the directors may from time to time think fit. The directors may also without placing the same to reserve, carry forward any profits which they may think prudent not to divide.

CAPITALISATION OR DISTRIBUTION OF PROFITS

117. The Company in general meeting may upon the recommendation of the directors at any time and from time to time resolve that it is desirable to capitalise all or any part of the amount for the time being standing to the credit of any of the Company's reserves or of any share premium account or capital redemption reserve fund or to the credit of the income statement or otherwise available for distribution and not required for the payment of the fixed dividends on any preference shares of the Company, and accordingly that such amount be set free for distribution among the members or any class of members who would be entitled thereto if distributed by way of dividend and in the same proportions on the footing that the same be not paid in cash but either be applied in paying up unissued shares of the Company to be issued to such members as fully paid capitalisation shares having a par value or be transferred to the Company's stated capital and be applied in distributing to such members shares of no par value.

DIRECTORS POWERS ON CAPITALISATION OR DISTRIBUTION OF PROFITS

118. If any difficulty arises in regard to any distribution under the preceding article, the directors may settle the same as they think it expedient. They may make all appropriations and applications of the undivided profits or sum resolved to be capitalised thereby, and all allotments and issues of shares or debentures, if any, and generally shall do all acts and things required to give effect thereto, with full power to the directors to provide that fractions shall be ignored altogether, or by payment in cash or otherwise, as they think fit, in the case of shares or debentures becoming distributable in fractions. The directors may also appoint any person to enter, on behalf of all members entitled to the benefit of such appropriations and applications or to participate in such distribution, into any contract requisite or convenient for giving effect thereto, and such appointment and contract made under such appointment shall be effective and binding on all such members.

PAYMENTS TO MEMBERS

119. Notwithstanding the provisions of the preceding articles insofar as they relate to payments of dividends or distributions to members, the Company may from time to time, subject to the provisions of the Statutes, make payments to members.

SHARE CAPITAL, STATED CAPITAL AND SHARE PREMIUM ACCOUNT, RESERVES AND CAPITAL REDEMPTION RESERVE FUND

120. Without derogating from the provisions of Article 119, the Company may from time to time, subject to any requirements which may be imposed by the Statutes, by ordinary resolution authorise the directors to distribute all or any part of the amount for the time being standing to the credit of or deal with, in any way recommended by the directors or authorised by the Statutes, any share capital, stated capital or share premium account, any reserves or any capital redemption reserve fund of the Company, save that the provisions of this article shall not apply in respect of any action properly taken by the Company in terms of Sections 76(3) or 98(4) of the Act.

ACCOUNTS

121. The directors shall cause to be kept such accounting records and books of account as are prescribed by the Statutes.

122. The accounting records shall be kept at the office or (subject to the provisions of Section 284 of the Act) at such other place as the directors think fit, and shall at all times be open to inspection by the directors. Except as provided by the Statutes or by the authority of the directors no member (other than a director) shall have any right to inspect any accounting record book, account or document of the Company.

123. The directors shall, in accordance with Sections 286 and 288 of the Act, cause to be prepared and laid before the Company in annual general meeting such annual financial statements, group annual financial statements and group reports (if any) as are referred in those sections and shall, in accordance with Section 303 of the Act, prepare or cause to be prepared interim reports.

124. Subject to the provisions of the Statutes, a copy of the annual financial statements, group annual financial statements and group reports referred to in the last preceding article shall be delivered or sent by post to the registered address of each member and debenture holder, to the disclosed address of each beneficial holder and to the Registrar (and at the same time there shall be forwarded to the secretary or other proper officer of any Stock Exchange on which any shares of the Company are listed or quoted, such number of copies of such documents as for the time being may be required under its regulations or practice) at least twenty-one clear days before the Annual General Meeting, so that such period shall not include the day on which such documents are delivered or sent, or deemed to be delivered or sent, or the day on which the meeting is to be held: Provided that this article shall not require a copy of the said documents to be sent to any person who is not entitled to receive notice of general meetings of the Company or of whose address the Company is not aware, or to more than one of the joint holders of any shares or debentures. Subject to the provisions of the Statutes, a copy of the interim reports referred to in the last preceding article shall be delivered or sent by post as aforesaid to the registered address of each member and debenture holder, to the disclosed address of each beneficial holder and

to the Registrar (and at the same time there shall be forwarded as aforesaid, such number of copies of such documents as for the time being may be required under such Stock Exchange's regulations or practice). In this article reference to sent, delivered or forwarded shall include the use of electronic communication and publication on a web site in accordance with any applicable provision in the Statutes or any other applicable rules or requirements.

AUDITORS

125. Auditors shall be appointed and their duties regulated in accordance with the provisions of the Statutes.

126. Subject to the provisions of the Statutes, all acts done by any person acting as auditor, shall, as regards all persons dealing in good faith with the Company, be valid notwithstanding that there was some defect in his appointment.

127. All annual financial statements when audited and laid before an Annual General Meeting shall be deemed conclusively correct, and shall not be re-opened.

NOTICES

128. Any notice or other document may be served by the Company upon any member or beneficial holder either personally or by sending it through the post in a prepaid letter, envelope or wrapper, addressed to such member or beneficial holder at his registered address or to such beneficial holder at his address which has been disclosed to the Company and has been recorded in the Company's register of such disclosures: Provided that if the Company is prevented through circumstances beyond its control from so giving notice, then notice may be given by advertisement. Should it be necessary to give notice by advertisement, such notice shall, subject to the provisions of the Statutes and the listings requirements of any Stock Exchange on which the shares of the Company are listed or quoted, be advertised in the Gazette and a newspaper circulating in the district in which the office is situated: Provided that where a branch register or transfer office has been established, such advertisement shall also be inserted in at least one leading newspaper circulating in the town or district in which such branch register or transfer office is located. Any member or beneficial holder described in the register of members or register of disclosures by an address not within South Africa or any country where a branch register is kept, who shall from time to time give to the Company an address within South Africa or such country at which notices may be served upon him, shall be entitled to have notices served upon him at such address. Save as aforesaid and as provided by the Statutes, no member or beneficial holder not described in the register of members or register of disclosures by an address within South Africa or any country where a branch register is kept, shall be entitled to receive any notice from the Company. Any notice to members and beneficial holders shall at the same time be given to the secretary or other proper official of any Stock Exchange on which the shares of the Company are listed or quoted, in accordance with the listings requirements of such Stock Exchange. In this article reference to sending, given or sent shall include the use of electronic communication and publication on a website in accordance with any applicable provision in the Statutes or any other applicable rules or requirements.

129. In the case of joint holders of a share, all notices shall unless such holders otherwise in writing direct and the directors agree, be given to that one of the joint holders whose name stands first in the register, and notice so given shall be sufficient notice to all the joint holders. In this article reference to in writing shall include the use of electronic communication, subject to any terms and conditions decided on by the directors.

130. Any notice or other document, if served by post, shall be deemed to have been served at the time when the same was put in the post, and in proving such service it shall be sufficient to prove that the notice or document was properly addressed, stamped and put in the post. Any notice sent by the Company using electronic communication or publication on a website shall be deemed to have been served on the day on which it was sent. Proof that a notice contained in an electronic communication or published on a website was sent in accordance with guidelines determined from time to time by the directors shall be conclusive evidence that the notice was given.

131. Every person who, by operation of law, transfer or other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which, previously to his name and address being entered on the register, shall have been given to the person from whom he derived his title to such share. Alternatively, a person who becomes so entitled to any share, and who proves this to the reasonable satisfaction of the directors, may give the Company an address for the purposes of receiving electronic communications. If this is done, notices may be sent to that person at that address, but this will be at the absolute discretion of the directors.

132. Any notice or other document delivered or sent using electronic communication or publication on a website or by post or left at the registered address of any member or the disclosed address of any beneficial holder in pursuance of these articles shall, notwithstanding that such member or beneficial holder be then under legal incapacity, and whether or not the Company has notice of his legal incapacity, be deemed to have been duly served in respect of any share registered in the name of such member or any security in respect of which such beneficial holder has or is deemed to have a beneficial interest as a sole or joint holder unless his name shall at the time of the service of the notice or document have been removed from the relevant register as the holder of the share or other security; and such service shall for all purposes of these articles be deemed a sufficient service of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share or other security.

133. Save as otherwise expressly provided, where a given number of days notice, or notice extending over any period, is required to be given, the day of service shall not, unless it is otherwise provided, be counted in such number of days or other period.

134. The signature to any notice to be given by the Company may be in writing. In this article reference to in writing shall include the use of electronic communication, subject to any terms and conditions decided on by the director and reference to signature shall include in any form which the directors may decide for the purpose of establishing the authenticity or integrity of an electronic communication.

WINDING UP

135. If the Company shall be wound up the liquidator may, with the sanction of a special resolution of the members divide among the members in specie or kind the whole or any part of the assets of the Company and may for such purpose set such value as he deems fair upon any asset and may determine how the division shall be carried out as between the members or different classes of members. The liquidator may with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the members or any of them as the liquidator, with the like sanction, shall think fit. Any such resolution may provide for and sanction a distribution of any specific assets amongst different classes of members otherwise than in accordance with their existing rights, but each member shall in that event have a right of dissent and other ancillary rights in the same manner as if such resolution were a special resolution passed pursuant to Section 390 of the Act.

INDEMNITY

136. Subject to the provisions of Section 247 of the Act:

(i) every director, manager, secretary and officer of the Company shall be indemnified out of the funds of the Company against all liabilities incurred by him as such director, manager, secretary or officer in defending any proceedings, whether civil or criminal, in which judgment is given in his favour, or in which he is acquitted, or in connection with any application under Section 248 of the Act in which relief is granted to him by the Court; and

(ii) every such person aforesaid shall be indemnified by the Company against and it shall be the duty of the directors out of the funds of the Company to pay all costs, losses and expenses which any such person may incur or become liable to by reason of any contract entered into or act or deed done by him as such director, secretary, manager or officer of the Company or in any way in the discharge of his duties.

137. Subject to the provisions of the Statutes, no director, manager, secretary or officer or servant of the Company shall be liable for the acts, receipts, neglects, or defaults of any other director, manager, secretary or officer or servant, or for joining in any receipt or other act for conformity, or for loss or expense happening to the Company through the insufficiency or deficiency of title to any property acquired by order of the directors for and on behalf of the Company, or for the insufficiency or deficiency of any security in or upon which any of the moneys of the Company shall be invested, or for any loss or damage arising from the insolvency or delict of any person with whom any moneys, securities or effects shall be deposited, or for any loss or damage occasioned by any error of judgment or oversight on his part, or for any other loss, damage or misfortune whatsoever which shall happen in the execution of his duties of office or in relation thereto, unless the same happen through his own dishonesty.

PRE-ACQUISITION PROFITS

138. Save as provided in Schedule 4 to the Act where any asset, business or property is bought by the Company as from a past date upon the terms that the Company shall as from that date take the profits and bear the losses thereof, such profits or losses (as the case may be) shall, at the discretion of the directors and so far as the law allows,

be credited or debited wholly or in part to revenue account, and in that case the amount so credited or debited shall, for the purpose of ascertaining the fund available for dividend, be treated as a profit or loss arising from the business of the Company and the amount available for dividend shall be adjusted accordingly.

Exhibit 4

of PIVAAN ANTHRACITE (PROPRIETARY) LIMITED do hereby certify that this is a true copy of the Memorandum of Association as amended by Special Resolution passed at an Extraordinary General Meeting of members held on the 24th day of November, 1969.

Chairman

Date: 24th November, 1969

THE COMPANIES ACT, 1926

COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

of

CORGROUP (NEPTUNE) INVESTMENTS LIMITED
(formerly PIVAAN ANTHRACITE (PROPRIETARY) LIMITED)

(As amended by Special Resolution passed on the 24th day of November, 1969).

---

1. The name of the Company is CORGROUP (NEPTUNE) INVESTMENTS LIMITED.

- 2. -

2. The objects for which the Company is established are :-

(a) (i) To purchase the property described as

Sub 3 of A of the Farm Geluk No. 58 situate in the District of Utrecht, Province of Natal

and with a view thereto to adopt and ratify with or without modification the Agreement made and entered into on the 30th December, 1963 between PIETER CAREL HANEKOM as owner of the said property and GEORGE REGINAL VOSS and FREDERICK ARTHUR WELLESLEY CROESER as agents for this Company.

(ii) To purchase, take on lease or in exchange, hire or otherwise acquire any movable or immovable property, claims, mineral properties, mining rights, water and other rights of every description in any country or place, and any interest therein and rights over the same, and any concessions, grants, rights, powers and privileges in respect thereof, and either absolutely or conditionally, and either solely or jointly with others; to search for, quarry, mine, work, raise, make merchantable, sell and deal in iron, coal, ironstone, brick-earth, bricks and other metals, minerals and substances, and to manufacture and sell patent fuel, and to extract, manufacture and deal in products, by-products and derivatives of coal and coal tar; to carry on the trades or businesses of iron-masters, steel makers, steel converters, colliery proprietors, coke manufacturers, miners, smelters, engineers, tinplate makers and iron founders in all their respective branches; to carry on business as manufacturers of chemicals and manures, fertilizers, distillers, dye-makers, gas makers, metallurgists and mechanical engineers.

(iii) To acquire from the Government of the Republic of South Africa or any Provincial Government or the Government of any British Colony or Protectorate or any Foreign country, or from any other authority or any company or individual, the ownership in, or the lease of, or any other right or title of whatsoever sort or nature, in and to any mineral rights, mining claims, mynpachts or other mining rights in Africa or elsewhere, and either absolutely or conditionally, and either solely or jointly with others; and generally to enter into any arrangements with any Government or Authorities, supreme, municipal, local or otherwise in Africa or elsewhere, that may seem conducive to the Company's objects or any of them; and to obtain from any such Government or Authority any rights, privileges and concessions which the Company may think it desirable to obtain, and to carry out, exercise and comply with any such arrangements, rights, privileges and concessions.

(iv) To search for, win, get, quarry, reduce, amalgamate, dress, refine, and prepare for market, auriferous and argentiferous quartz, sand, ore and other mineral substances, whether auriferous or argentiferous or tin-bearing or not, and precious stones, and generally to carry on any mining and metallurgical operations which may seem conducive to any of the company's objects.

(v) To buy, sell, refine and deal in bullion, specie, coin and precious and base metals.

(vi) To employ experts, engineers or consultants to investigate and examine the condition, prospects, value, character and circumstances of any property, business concern and undertaking and generally of any assets or rights.

- (vii) -

(vii) To manage, develop and work the aforementioned property, to buy or otherwise acquire stock, produce, equipment, implements and goods of all kinds and at pleasure to dispose of the same, to establish, maintain, strip fell and dispose of plantations, bark or timber, to lease the farm or enter into partnership or other arrangements for the management of the same and/or any other land.

(viii) To carry on business as farmers, planters, suppliers, earth removers, landowners, township developers, contractors, purveyors, agents, carriers, chandlers, manufacturers and merchants.

(b) For the purposes of the Company to purchase or acquire agencies, stock-in-trade, plant, machinery, patents, trade marks, land, buildings, shares, debentures, securities and all kinds and descriptions of movable and immovable property.

(c) To sell, lease, mortgage, dispose of, give in exchange, work, develop, build, improve, turn to account or otherwise deal with all or any part of the property and rights of the Company on any terms which may from time to time be deemed fit.

(d) To invest and deal with any moneys of the Company not immediately required for carrying on the business of the Company, upon such

- securities -

securities and in such manner as may from time to time be determined, and to realise, vary, re-invest or otherwise deal with such securities as may from time to time be determined.

(e) To sell or otherwise dispose of the undertaking of the Company or any part thereof, for such consideration as the Company may think fit, and in particular for shares, debentures or securities of any other company having objects altogether or in part similar to those of this Company.

(f) To borrow, raise or secure the payment of money in such manner as the Company shall think fit, and in particular by the issue of debentures or debenture stock, perpetual or otherwise, charged upon or secured by a bond or bonds registered with the proper authority in favour of trustees or otherwise on all or any of the Company's undertaking and property (both present and future) including the uncalled capital for the time being.

- (g) -

(g) To draw, make, accept, endorse, discount, execute and issue promissory notes, bills of exchange and other negotiable notes, and other negotiable or transferable instruments, exclusive of share warrants.

(h) To promote, form and be interested in any other company or companies from time to time whose objects shall include the acquisition and taking over of all or any of the property and liabilities of this Company, and to transfer to any such company any property of this Company, and to take or otherwise acquire, hold or dispose of shares, stock, debentures, debenture stock, property or other securities in or of any such company, and to subsidise or otherwise assist any such company.

(i) To lend money to any person or company, and on such terms as may seem expedient, and in particular to any person or company having dealings with this Company, and to guarantee the performance of contracts by any person or company, and to enter into guarantees or suretyships of every description.

- (j) -

(j) To remunerate any person or persons, either in cash or by the allotment of shares, credited as fully or partly paid up, for services rendered in the formation of the Company or in the development of its business.

(k) To undertake and carry on any business undertaking, transaction, operation or activity whether financial, industrial, commercial, mercantile, manufacturing, farming, trading, mining or of any other nature whatsoever which an individual investor or financier may lawfully undertake and carry on.

(l) To acquire by purchase, tender, exchange, original subscription, underwriting or otherwise howsoever sell or otherwise dispose of, realize, turn to account, abandon or otherwise deal with on any terms which may be deemed fit, any shares, stocks, debentures, debenture stock, loan stock, mortgage bonds or other assets or securities of all kinds other than shares or stock of the Company itself.

- (m) -

(m) To promote and establish or partake in the promotion and establishment of any company, association, syndicate or undertaking whether private or public and to place or guarantee and secure the placing or issue of, underwrite, subscribe for or otherwise acquire all or any part of the capital and securities of any company, association or syndicate and otherwise to aid in the promotion or establishment thereof and to pay or receive any commission, brokerage or other remuneration in connection therewith.

(n) To guarantee the payment of money or the performance of any contract or undertaking for or in relation to shares, stocks, debentures, mortgages, loans, investments and securities and whether made, effected or acquired through the agency of the Company or otherwise and generally to guarantee or become security for the performance of any contracts or obligations and to mortgage or charge all or any of the undertaking, property, assets and rights of the Company as security for any obligation or guarantee or the liability of any other company or person.

- (o) -

(o) To negotiate loans for the Company or other persons or bodies and to act as agents for any loan, to lend money, securities and other property, to discount bills and deal with all kinds of securities and negotiable instruments, to become sureties and guarantors for any purposes, and generally to carry on the business of financiers, bankers, merchants and money dealers.

(p) To acquire by purchase, exchange, amalgamation or otherwise howsoever and to undertake and carry on all or any part of the business or undertaking of any person or company either carrying on any business similar to that which this Company is authorised to carry on or possessed of property, assets or rights suitable for any of the purposes of the Company and to purchase or otherwise acquire the shares or stock or any interests or securities of any such person or company.

(q) To undertake and carry on the business of purchasers of and investors and dealers in, property and rights of every description whatsoever whether movable or immovable and to that end to acquire, work, develop, manage,

- administer, -

administer, utilize, deal with, exploit and turn to account any such property and rights in any such manner as may be deemed most expedient or most in the interests or to the advantage of the Company, and to act as aforesaid either solely or jointly and in conjunction with others and to pay for the same in cash or in shares or stock or debenture or any other securities whether of the Company or of any other company or partly in one and partly in the other or in any other manner whatsoever.

(r) To enter into any partnership or into any arrangement for sharing profits, union of interest, co-operation, joint adventure, reciprocal concession or otherwise or to amalgamate with any person or company carrying on or engaged in or about to carry on or engage in any business or transaction deemed to be capable of being conducted so as directly or indirectly to benefit the Company.

(s) To employ and pay all manner of experts, agents and other persons, partnerships,

- companies -

companies or corporations to survey, advise, organise research and report on any venture that the Company may properly undertake.

(t) To take in exchange or otherwise or to erect and construct, alter, re-build, carry out, establish, equip and maintain, improve, manage, work, use, control or superintend land, railways, tramways, aerodromes, heliports, roads, shafts, parks, ways, bridges, wharves, furnaces, sawmills, crushing works, telephones, electrical works, gas works, factories, warehouses and other buildings, ships, power stations, quartz crushing and other machinery, and works for smelting or treating metals and minerals, draining and pumping appliances, waterworks, sewerage works, aqueducts, water-courses, embankments, reservoirs, hydraulic works, and any other works and conveniences of whatever kind which may seem directly or indirectly conducive to any of the objects of the Company and to contribute to, subsidize or otherwise aid or take part in any such operations, whether the same belong to the Company or to any other company or person.

- (u) -

(u) To apply for, purchase or otherwise acquire any patents, privileges, licences, concessions and the like, conferring an exclusive or limited right to use any secret or other information or any invention which may seem capable of being used for any of the purposes of the Company, or the acquisition of which may seem calculated, directly or indirectly, to benefit the Company, and to use, exercise, develop, grant licences in respect of, or otherwise turn to account the property, rights and information so acquired.

(v) To transfer to or otherwise cause to be vested in any company or person or persons all or any of the lands and properties of the Company, to be held in trust for the Company or on such trusts for working, developing or disposing of the same as may be considered expedient.

(w) To distribute, by way of dividend or bonus, amongst the members, such specific assets belonging to the Company as may be determined by the Company, and in particular shares, stock, debentures or securities of any other company held by or otherwise belonging to the Company, but so that no distribution amounting to a

- reduction -

reduction of capital be made except with the sanction (if any) for the time being required by law.

(x) To promote and aid in the promotion of measures for the protection and advancement of any of the objects of the Company whether in the Republic of South Africa or elsewhere and to promote and oppose legislative and other measures affecting the same and to make any arrangement with any government or authority, supreme, local, municipal or otherwise, that may seem conducive to the Company's objects or any of them, and to apply any part of the Company's funds for any such purposes.

(y) To establish and support or aid in the establishment and support of associations, institutions, clubs, hospitals, funds, trusts, and conveniences calculated to benefit the Company or any of the officers or ex-officers or employees or ex-employees of the Company, or any other persons who are rendering or have rendered services to the Company, or any of the dependants or connections of any such persons, and to grant to any such persons, dependants or connections, pensions, gratuities

- and -

and allowances, and to make payments towards insurance thereof respectively, and generally to make donations, subscribe or guarantee money to or for charitable or benevolent objects or to or for any exhibition, or to or for any public, general or useful object.

(z) To procure the Company to be registered or recognised in any other country or state, and to procure quotations of the shares, options, stock or debentures of the Company in local or foreign exchanges.

(aa) To open and keep a duplicate register and/or a branch or foreign register or registers of shares, debentures or stock in such country or state as the Company may think advisable and again to close the same, and to allocate any number of shares, debentures or stock in the Company to such register or registers.

(bb) To do all or any of the above things in any part of the world, and as principals, agents, contractors, trustees or otherwise, and by or through trustees, agents or otherwise, and either alone or in conjunction with others, and either absolutely or conditionally.

- (cc) -

(cc) To do all such other things as are incidental, or which the Company may think conducive to the attainment of the above objects, and so that the word "company" in this clause shall, except when used with reference to the Company, be deemed to include any partnership or other body of persons, whether incorporated or not incorporated and whether domiciled in the Republic of South Africa or elsewhere, and so that the objects specified in each paragraph of the clause shall, except when otherwise expressed in such paragraph, be regarded as independent objects, and shall be in no wise limited or restricted by reference to or inference from the terms of any other paragraph or the name of the Company.

3. The liability of the members is limited.

4. The capital of the Company is R20,000 (Twenty thousand Rand) divided into 20,000 (twenty thousand) ordinary shares of R1-00 (One Rand) each, with power to divide the shares in the original and any increased capital into several classes, and to attach thereto respectively and from time to time, any preferential, deferred, qualified or special rights, privileges or conditions.

- WE, -

WE, the several persons whose names, addresses and occupations are subscribed, are desirous of being formed into a company in pursuance of this Memorandum of Association, and we respectively agree to take the number of shares in the capital of the Company set opposite our respective names.

Signature of Subscribers	Full Names and Addresses of Subscribers	Occupations of Subscribers	Number of shares taken by each Subscribe:
N.K. Croeser	Notburg Katharina Croeser 60 Commissioner Str Vryheid	Housewife	One (1)
G.D. Havemann	George Daniel Havemann cnr West and Bree Streets Vryheid	Attorney	One (1)
	TOTAL SHARES TAKEN		Two (2)

DATED the 7th day of March, 1964

WITNESS to the above signatures:

Signature: D.S. Darnley

Full Name: Dennis Stanley Darnley

Occupation: Chartered Accountant (SA)

Address: 171 President St: Vryheid

Registrar of Patents, Designs,
Trade Marks and Companies

10c Revenue Stamp
cancelled

24.3.1964

DATED at JOHANNESBURG this 25th day of APRIL, 1969.

WITNESS to the above signatures :

SIGNATURE : J.C. Stroud

FULL NAMES : JOHN CARLETON STROUD

OCCUPATION : Company Official

ADDRESS : 20 Newport Road,
Parkwood,
Johannesburg.

30 cent revenue stamp cancelled
Registrar of Companies
28.4.1969
PRETORIA

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

EXHIBITS

TO

FORM CB

RANDGOLD & EXPLORATION COMPANY LIMITED

(Exact name of registrant as specified in its charter)

VOLUME 2 OF 9

EXHIBIT INDEX

Exhibit number	Description
1	Circular to Randgold & Exploration Company Limited Shareholders, dated December 5, 2008.
2	Certificate of Incorporation of Randgold & Exploration Company Limited, dated September 29, 1992.
3	Articles of Association of Randgold & Exploration Company Limited, dated September 29, 1992.
4	Memorandum of Association of Corgroup (Neptune) Investments Limited, dated November 24, 1969.
5	Articles of Association of Corgroup (Neptune) Investments Limited, dated November 24, 1969.
6	Articles of Association of First Westgold Mining (Proprietary) Limited, dated May 25, 1993.
7	Memorandum and Articles of Association of First Westgold Mining (Proprietary) Limited, dated August 17, 1992, as amended May 3, 1993.
8	Special Resolution of First Westgold Mining (Proprietary) Limited, dated August 23, 1995.
9	Memorandum of Association of Free State Development and Investment Corporation Limited, dated February 11, 1944.
10	Articles of Association of Free State Development and Investment Corporation Limited, dated October 25, 2001.
11	Certificate of Incorporation and Articles and Memorandum of Association of Goldridge Mining Company (Proprietary) Limited, dated October 4, 1974.
12	Memorandum of Association of Seltrust Mining Ventures (Proprietary) Limited, dated February 8, 1944.
13	Certificate of Incorporation and Articles and Memorandum of Association of Seltrust Mining Ventures (Proprietary) Limited, dated October 29, 1985.
14	Certificate of Incorporation and Articles and Memorandum of Association of Minrico Limited, dated September 29, 1999.
15	Memorandum and Articles of Association of Pan-African Exploration Syndicate Limited, dated January 10, 1913.
16	Amended Articles of Association of Pan-African Exploration Syndicate Limited, dated September 8, 1983.
17	Memorandum of Association of Randgold Prospecting & Mineral Holdings Limited, dated November 4, 1992.
18	Articles of Association of Randgold Prospecting & Mineral Holdings Limited, dated October 30, 1992.
19	Articles of Association of Rand Mines Lands Limited, dated January 1, 2001.
20	Memorandum and Articles of Association of Ashbourne Investments (Proprietary) Limited, dated November 25, 1948, as amended June 8, 1964 by Special Resolution.
21	Special Resolution of Ashbourne Investments (Proprietary) Limited, changing corporate name to Southern Holdings Limited and amending the Articles and Memorandum of Association, dated October 24, 2000.
22	Memorandum of Association of Versatex Trading 446 (Proprietary) Limited, dated September 4, 2002.
23	Articles of Association of Versatex Trading 446 (Proprietary) Limited, dated September 4, 2002.
24	Memorandum of Association of Consolidated African Mines Limited, dated June 9, 1954.
25	Memorandum and Articles of Association of Continental Base Metal Mining Company (Proprietary) Limited, dated August 12, 1985.
26	Certificate to Commence Business, Certificate of Incorporations, and Memorandum of Association of Bentonite Nominees Limited, dated April 28, 1969.
27	Articles of Association of Doornrivier Minerals Limited, dated November 18, 1983.
28	Debenture Subscription Agreement, dated January 6, 2004, between JCI Limited, Umoya Holdings (Proprietary) Limited, Itsuseng Investments (Proprietary) Limited, Newline Investments 120 (Proprietary) Limited, Ikamva Investment Holdings (Proprietary) Limited, and Kovacs Investments 608 (Proprietary) Limited, as amended by agreement between JCI Limited,

	Umoya Holdings (Proprietary) Limited, Itsuseng Investments (Proprietary) Limited, Newline Investments 120 (Proprietary) Limited, Ikamva Investment Holdings (Proprietary) Limited, and Kovacs Investments 608 (Proprietary) Limited, amended August 12, 2005.
29	Debenture Subscription Agreement, dated October 20, 2008, between JCI Limited, Kovacs Investments 608 (Proprietary) Limited, and Itsuseng Investments (Proprietary) Limited.
30	Shareholder Agreement, dated October 26, 2005, between the Trustees for the Time Being of the Dudley Trust, Bosch Trading Limited, Citation Holdings S.A., Kovacs Investments 608 (Proprietary) Limited, Rocketship Properties (Proprietary) Limited, the Trustees for the Time Being of the Harold Johnson Family Trust, and Boschendal Limited.
31	Sale of Shares Agreement, dated August 7, 2003, between Randgold & Exploration Company, Limited, Equitant Trading (Proprietary) Limited, and Phikoloso Mining (Proprietary) Limited.
32	Sale of Cue Incident Shares Agreement, dated May 31, 2005, between Consolidated Mining Management Services Limited and Mvelaphanda Holdings (Proprietary) Limited.
33	Sale of Shares Agreement, dated February 18, 2008, between Futuremed Pharmaceuticals (Proprietary) Limited, JCI Limited, and Bioclones (Proprietary) Limited.
34	Sale of Shares Agreement, dated April 10, 2008, between JCI Gold Limited and Mowana Investments (Proprietary) Limited.
35	Sale of Shares Agreement, dated October 21, 2008, between JCI Limited, Garry John Fromentin, Lyons Property Solutions (Proprietary) Limited, Lyons Corporate Real Estate (Proprietary) Limited, and Lyons Financial Solution Holdings (Proprietary) Limited.
36	Share Purchase Agreement, dated April 10, 2008, between Cytos Limited, Maitland Nominees Limited, and Maitland Services Limited.
37	Loan Agreement, dated June 4, 2008, between Nedbank Limited and Boschendal Limited.
38	Nomination Agreement, dated October 14, 2004, between JCI Limited and Consolidated Mining Management Services Limited.
39	Memorandum of Mediation Agreement, dated April 7, 2006, between Randgold & Exploration Company Limited and JCI Limited.
40	Memorandum of Agreement regarding Mediation, dated May 14, 2008, between Randgold & Exploration Company Limited, JCI Limited, SF Burger, HE Wainer, and C Nupen.
41	Asset Sale Agreement, dated June 2, 2008, between Rocketship Properties (Proprietary) Limited, IFA Boschendal Investments (Proprietary) Limited, Kovacs Investments 608 (Proprietary) Limited, and Citation Holdings S.A.
42	Memorandum of Agreement, dated July 26, 2007, between Gold Fields Limited, Western Areas Limited, Free State Development and Investment Corporation Limited, Goldridge Gold Mining Company (Proprietary) Limited, JCI Limited, JCI Gold Limited, JCI Investment Finance (Proprietary) Limited, Jubilee Prospectors Limited, Randgold & Exploration Limited, and Barnato Exploration Limited.
43	Employment Contract, dated August 17, 2005, between Randgold & Exploration Company and Peter Henry Grey.
44	Employment Contract, dated November 8, 2005, between Randgold & Exploration Company and Roger Patrick Pearcey.
45	Employment Contract, dated October 23, 2008, between Randgold & Exploration Company and Marais Steyn.
46	Final Report on Limited Investigation into the Trade, Dealings, Affairs, or Property of the Randgold & Exploration Company Limited, dated march 14, 2006.
47	Investigation of transactions performed by Consolidated Mining Management Services Limited and JCI Limited Volume I, dated November 14, 2006.
48	Investigation of transactions performed by Consolidated Mining Management Services Limited and JCI Limited Volume II, dated November 14, 2006.
49	Investigation of transactions performed by Consolidated Mining Management Services Limited and JCI Limited Volume III, dated November 14, 2006.
50	Forensic Investigation: First Interim Progress Report, dated October 25, 2005.
51	Forensic Investigation: Second Interim Progress Report, dated November 3, 2005.
52	Forensic Investigation: Third Interim Progress Report, dated November 15, 2005.
53	Forensic Investigation: Fourth Interim Progress Report, dated December 7, 2005.
54	Forensic Investigation: Fifth Interim Progress Report, dated January 26, 2006.

55	Forensic Investigation: Sixth Interim Progress Report, dated February 21, 2006.
56	Letter from KPMG to Securities Regulation Panel regarding Section 440D of the Companies Act, dated January 18, 2008.
57	Valuation Report of Residual Properties of Boschendal Limited, dated May 23, 2008.
58	Mineral Asset Valuation Report on the Du Preez Leger Project, dated November 7, 2008.
59	Environmental Management Plan associated with Mining Permit Application for Du Preez Leger Project, dated August 1, 2005.
60	Press Release by Randgold and JCI, dated February 28, 2007, titled "Statement by the Mediators."
61	Press Release by Randgold and JCI, dated March 5, 2007, titled "In the Mediation Between: Randgold & Exploration Company Limited and JCI Limited."
62	Press Release by Randgold and JCI, dated March 7, 2007, titled "Statement by the Mediators."
63	Press Release by Randgold and JCI, dated March 7, 2007, titled "Joint announcement to R&E and JCI shareholders relating to a statement by the mediators in the mediation between the companies; a postscript thereto and further renewal of cautionary announcement."
64	Press Release by Randgold and JCI, dated March 15, 2007, titled "Shareholder Update on the settlement and/or merger negotiations between R&E and JCI (collectively "the companies" or "both companies") and further renewal of cautionary announcement."
65	Press Release by Randgold and JCI, dated April 23, 2007, titled "Joint Announcement by R&E and JCI (Collectively "The Companies" or "Both Companies") A Proposal for the Merger of the Companies and Further Renewal of Cautionary Announcement."
66	Press Release by Randgold and JCI, dated June 11, 2007, titled "Joint Cautionary Announcement."
67	Press Release by Randgold and JCI, dated June 29, 2007, titled "Request for Submissions."
68	Press Release by Randgold and JCI, dated July 20, 2007, titled "Joint Announcement – Update on Application to SRP regarding Proposed Merger."
69	Press Release by Randgold and JCI, dated October 31, 2007, titled, "Results of General Meeting."
70	Press Release by JCI, dated December 13, 2007, titled "NAV as at 31 March 2007 – Auditors provide limited assurance."
71	Press Release by Randgold and JCI, dated April 4, 2008, titled "Update to Shareholders."
72	Press Release by Randgold and JCI, dated April 4, 2008, titled "Draft Merger Circulars Submitted."
73	Press Release by Randgold and JCI, dated July 18, 2008, titled "Proposed Settlement Agreement and Renewal of Cautionary Announcement."
74	Press Release by Randgold and JCI, dated July 22, 2008, titled "Proposed Settlement Agreement and Renewal of Cautionary Announcement."
75	Press Release by Randgold and JCI, dated July 24, 2008, titled "Update to Shareholders."
76	Press Release by Randgold and JCI, dated July 31, 2008, titled "Memorandum of Understanding between R&E and JCI."
77	Press Release by Randgold and JCI, dated August 19, 2008, titled "Shareholder Update on Settlement Negotiations."
78	Press Release by Randgold, dated August 26, 2008, titled "Update to shareholders and renewal of cautionary announcement R&E claims against JCI Limited ("JCI")."
79	Press Release by JCI, dated August 27, 2008, titled "Mediation Process with Randgold & Exploration Company Limited Further Cautionary Announcement."
80	Press Release by Randgold, dated October 14, 2008, titled "Further Cautionary Announcement."
81	Press Release by Randgold, dated October 31, 2008, titled "Further Renewal of Cautionary Announcement."
82	Press Release by Randgold, dated November 6, 2008, titled "R&E and JCI resume Merger Talks."

Exhibit 5

I, the undersigned, in my capacity as Chairman of PIVAAN ANTHRACITE (PROPRIETARY) LIMITED do hereby certify that this is a true copy of the Articles of Association adopted by Special Resolution passed at an Extraordinary General Meeting of members held on the 24th day of November, 1969.

Chairman

Date: 24th November, 1969.

THE COMPANIES ACT, 1926
(As amended)

COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

of

CORGROUP (NEPTUNE) INVESTMENTS LIMITED
(formerly PIVAAN ANTHRACITE (PROPRIETARY) LIMITED)

(As adopted by Special Resolution passed on the 24th day of November, 1969).

TABLE "A"

1. The regulations of Table "A" contained in the First Schedule to the Companies Act, 1926 (as amended)

- or -

or in any consolidation or re-enactment thereof, shall not apply to the Company, except insofar as the same are repeated or contained in these Articles.

INTERPRETATION

2. In the interpretation of these Articles and unless inconsistent with the context, words signifying the singular number shall include the plural and vice versa, and words importing persons shall include companies and corporations and words signifying the masculine gender shall include the feminine gender and words defined in the Statutes shall have the meaning there assigned to them unless the context otherwise indicates, and the following words and expressions shall have the following meanings unless excluded by the subject or context, namely :-

(a) "CAPITAL", "SHARES" and "DEBENTURES" mean respectively the capital, shares and debentures from time to time of the Company. "SHARES" includes stock, options, notes and the like which are deemed to be marketable securities in terms of the Statutes, and "CERTIFICATES" and "CERTIFICATES OF TITLE TO SHARES" shall be construed accordingly, and "DEBENTURES" includes debenture stock.

(b) "COMPANY" when used with reference to the Company means "CORGROUP (NEPTUNE) INVESTMENTS LIMITED and when used generally includes a corporation.

(c) "DIRECTORS" means the Directors for the time being of the Company and the alternate directors appointed by them or, as the case may be, the Directors assembled as a Board,

(d) "DIVIDEND" includes a bonus.

(e) "FOREIGN COUNTRY" shall have the meaning attached thereto by the Statutes.

(f) "GAZETTE" means the Government Gazette of the Republic of South Africa.

(g) "GENERAL MEETING" means, according to the context, an ordinary general meeting or an extraordinary general meeting of the Company, duly constituted, and any adjournment thereof.

(h) "LOCAL COMMITTEE" means those persons duly appointed to act for the Company as such in terms of Article 104 of these presents.

(i) "LOCAL SECRETARY" means the person or persons acting as the secretary or secretaries of a local committee and includes the London secretary or secretaries, if any.

(j) "MEMBER" means the registered holder of shares in the Company.

(k) "THE OFFICE" means the registered office for the time being of the Company.

(l) "ORDINARY MEETING" and "EXTRAORDINARY MEETING" mean respectively an ordinary general meeting and an extraordinary general meeting of the Company as defined in Article 42 of these presents, duly called and constituted or any adjournment thereof.

(m) "POWER OF ATTORNEY" shall include the original or a notarially certified copy thereof.

(n) "PROXY" means a person duly appointed in accordance with the provisions of these presents to represent a member at any general meeting or any adjournment thereof, and "PROXY FORM" means the written instrument appointing a person or persons to represent a member at

- any -

any specified general meeting or any adjournment thereof in the form provided for in Article 68 of these presents.

(o) "THE REGISTER" means the register of the members of the Company, kept at the registered office of the Company or at the office of the transfer secretary and includes a branch register.

(p) "SECRETARY" means the person or persons acting as the secretary or secretaries of the Company for the time being and shall include an assistant or deputy secretary and any person or persons appointed by the Directors to perform any of the duties of the secretary.

(q) "SHAREHOLDER" includes a member and the holders of unregistered shares and share warrants to bearer of the Company.

(r) "SIGN" and "SIGNATURE" include lithography, printing and names impressed with an india-rubber or other kind of stamp, or by a mechanical process.

(s) "SPECIAL RESOLUTION" shall have the meaning attached thereto by the Statutes.

(t) "THE STATUTES" means the Companies Act, 1926, as amended from time to time and any future consolidation or re-enactment thereof, and any Act or law for the time being in force concerning companies and necessarily affecting the Company.

(u) "THESE PRESENTS" means the Articles of Association of the Company from time to time in force.

(v) "TRANSFER SECRETARY" shall mean the person or persons for the time being appointed to act as transfer secretary or transfer secretaries of the Company.

(w) "WRITING" includes printing, typewriting or any mechanical process or partly one and partly the other.

- FINANCIAL -

FINANCIAL

3. The Company shall not give, whether directly or indirectly, and whether by means of a loan, guarantee, the provision of security or otherwise, any financial assistance for the purpose of or in connection with a purchase or subscription made or to be made by any person of or for any shares in the Company or in any company to which it is subsidiary, and no part of the funds of the Company shall be employed in loans to any company to which it is a subsidiary, unless all its shares are held by that company or by a subsidiary or nominee of that company or unless all its members consent to the loan, but nothing in this Article shall prohibit transactions permitted by the Statutes.

SHARES

4. Shares shall, whether in the initial or in any increased capital, be issued to such person or persons and on such terms and conditions and with such rights and privileges and conditions attached thereto as the Company in general meeting may determine; provided that the Company may, by resolution direct that the shares shall, subject to the provisions of the Statutes, be issued by the Directors to such person or persons on such terms and conditions and with such rights and privileges attached thereto as the Directors may determine.

5. Subject to the provisions of the Statutes, any preference share may with the sanction of a special resolution be issued on the terms that it is, or at the option of the Company is to be liable, to be redeemed. The terms and manner of redemption of the said redeemable preference shares shall be fixed at the meeting at which they are created by way of an addition to the Articles of Association.

6. All allotments of shares made from time to time shall comply with the provisions of the Statutes.

7. Subject to the provisions of the Statutes the Company may at any time pay a commission to any person for subscribing or agreeing to subscribe, procuring or agreeing to procure subscriptions for any shares or debentures to be issued by the Company. Any such commission may be paid out of capital and/or profits, but shall not exceed ten per centum of the price at which the shares or debentures are issued. Any such commission may be satisfied in whole or in part in fully paid shares in the Company, provided that no such commission or any portion thereof shall be paid in shares without the sanction of the Company in general meeting first having been obtained.

8. If any shares of the Company shall be issued for the purpose of raising money to defray the expenses of the construction of any works or buildings or the provision of any plant which cannot be made profitable for a lengthened period, the Company may pay interest at a rate not exceeding six per centum per annum or such lower rate as may for the time being be prescribed by the Minister, as defined in the Statutes, on so much of that share capital as is for the time being paid up for the period and subject to the conditions and restrictions specified in the Statutes, and may charge the same to capital as part of the cost of the construction of the works or buildings or the provision of the plant.

9. In the case of any share registered in the names of two or more persons as joint holders, the person first named in the Register shall, save as may otherwise be provided in these presents, be the only person recognised by the Company as having any title to such share and to the certificate therefor.

Upon the death, insolvency or placing under curatorship by reason of insanity or prodigality of any joint holder of any share, the sole remaining joint holder, or the first named of two or more remaining

- joint -

joint holders, as the case may be, shall be the only person recognised by the Company as having any title to such share. Nothing herein contained shall release the estate of a deceased, insolvent, insane or prodigal joint holder from any liability in respect of any shares jointly held by him.

10. Save as provided for in Articles 9 and 22 of these presents, the Company shall be entitled to treat the registered holder of any share as the absolute owner thereof, and shall not be bound to register any Trust nor to see to the execution of any Trust, express, implied or constructive in respect of any share.

CERTIFICATES

11. The certificates of title to shares and debentures and to options on shares and debentures shall be issued under the authority of the Directors, or of a local committee when authorised thereto by the Directors, in such manner and form as the Directors may from time to time prescribe. Such certificate shall bear the signature of two Directors and of the secretary or transfer secretary or of two members of a local committee and of the local secretary or alternatively shall

- be -

be under the seal of the Company and shall bear the signature of one Director and of the secretary or transfer secretary or of one member of a local committee and of the local secretary. All such signatures shall be autographic unless the Directors by resolution shall determine that the said signatures generally or in any particular case shall be affixed by some method of mechanical signature which is controlled by the internal or external auditors or transfer auditors or bankers of the Company or such other person as may be acceptable to any Stock Exchange upon which the Company's shares may from time to time be listed or quoted.

12. Each member shall be entitled, subject to Articles 9 and 15 of these presents, to one certificate for all the shares registered in his name, or to several certificates, each for a part of such shares. Provided that in the case of a share held jointly by several persons the Company shall not be bound to issue more than one certificate therefor and delivery of a certificate for a share to one of several joint holders shall be sufficient delivery to all. Every certificate of shares shall specify the number of shares in respect of which it is issued, and the nominal value per share, and if the shares of the class concerned are numbered

- then -

then also the distinctive numbers of the shares in respect of which it is issued, but if the shares of any class are not numbered the relative share certificates shall each be distinguished by their appropriate number and by such endorsement as is required under the provisions of the Statutes. Every member shall be entitled to one certificate of shares gratis, but for every subsequent certificate issued other than a balance certificate, the Directors shall be at liberty to make such charge as they may from time to time see fit but not exceeding fifty cents together with any stamp duty payable on such certificate.

13. If any certificate be worn out or defaced, then upon production thereof to the Company the same may be cancelled and a new certificate in lieu thereof be issued.

14. If any certificate be lost or destroyed, then upon proof thereof to the satisfaction of the Company and on such indemnity being given and after such advertisement (if any) of the loss or destruction as the Company deems adequate at the expense of the party claiming the new certificate, a new certificate in lieu thereof may be issued under the authority of the Directors to the party entitled to such lost or destroyed certificate.

- In -

In case of loss or destruction the member to whom the new certificate is given shall repay to the Company all expenses incidental to the investigation by the Company of the evidence of such loss or destruction and to such indemnity. For every certificate issued under this and the preceding Article the Directors shall be at liberty to make such charge as they may from time to time see fit but not exceeding fifty cents together with any stamp duty payable on such certificate.

TRANSFER OF SHARES

15. Shares shall be transferable subject to the provisions of these presents and to any statutory provisions or restrictions for the time being in force. The instrument of transfer of any share shall be in writing in the form prescribed by the Securities Transfer Act No. 69 of 1965, or any amendment thereof, or in such other form acceptable to the Directors and shall be signed by the transferor and may subject to that Act be signed by the transferee. The transferor shall be deemed to remain the holder of such share until the name of the transferee is entered in the Register in respect thereof, and such entry shall be deemed to be made upon the date upon which the Company accepts for registration of

- transfer -

transfer the properly completed instrument of transfer together with the relevant certificate of title and such other supporting documents as the Directors may require.

16. Every instrument of transfer shall be left at the transfer office of the Company at which it is presented for registration, accompanied by the certificate of the shares to be transferred and/or such other evidence as the Company may require to prove the title of the transferor or his right to transfer the shares. All authorities to sign transfer deeds granted by members for the purpose of transferring shares which may be lodged with, produced or exhibited to, the Company at any of its proper offices, shall, as between the Company and the grantor of such authorities be taken and deemed to continue and remain in full force and effect, and the Company may allow the same to be acted upon until such time as express notice in writing of the revocation of the same shall have been given and lodged at each of the Company's transfer offices at which the authority was lodged, produced or exhibited. Even after the giving and lodging of such notice, the Company shall be

- entitled -

entitled to give effect to any instruments signed under the authority to sign and certified by any officer of the Company as being in order before the giving and lodging of such notice. The Company shall not be bound to allow the exercise of any act or matter by an agent for a member unless a duly certified copy of such agent's authority be produced to and if required filed with the Company.

17. The Directors may decline to register any transfer of shares to a minor or person of unsound mind. Subject to the aforegoing shares shall be free from any restriction on the right to transfer.

18. All instruments of transfer which shall be registered shall be retained by the Company, but any instrument of transfer which the Directors may decline to register shall (except in the case of fraud) be returned to the person depositing the same.

19. The Directors shall be at liberty to charge any fee or fees on the transfer of shares as they may

- from -

from time to time determine and the same shall if required by the Directors be paid before the registration of any transfer, but so that such fee shall not exceed twenty-five cents for every one hundred shares or part thereof.

20. The transfer books and register of members may, upon notice being given by advertisement in the Gazette and one daily newspaper circulating in the district in which the office is situate, and, if the Company's shares are quoted on The Stock Exchange, London, one leading daily newspaper published in London, be closed during any time or times as the Directors think fit, not exceeding in the whole sixty days in each year.

21. The executor or administrator of the estate of a deceased member or the trustee of the estate of an insolvent member and the curatory of any insane or prodigal member or any person duly appointed by competent authority to represent or act for any member shall subject to the provisions of Article 9 of these presents regarding joint holders, be the only person recognised by the Company as having any title to any share registered in the name of such member.

22. Subject to any laws for the time being in force relating thereto, any person recognised in terms of Articles 9 and 21 as -

(i) having title to any share;

or

(ii) being the legal guardian of any minor member;

or

(iii) being a husband obtaining title to any share by reason of marriage to a female member;

or

(iv) being a person who obtains title to any share by operation of law;

may transfer such share to himself or to any other person, subject to :-

(a) his producing such evidence as to his capacity and title as the Directors think sufficient;

and

(b) the provisions as to transfer herein stipulated;

and

(c) any laws relating thereto.

Subject to the laws of the Republic of South Africa for the time being relating to estate, succession, or other

- duty -

duty where shares of this Company are registered in the name of a deceased person whose death has been satisfactorily proved to the local committee in London, if any, by the registration of probate or letters of administration and whose executor or administrator makes application to the London committee to be registered as the holder of the shares standing in the name of such deceased person on a form of request instead of the common transfer form, the London committee may effect such registration on the form of request provided that such form be stamped with the amount of duty payable under the Republic of South Africa Stamp Duties Act, 1968, or any amendment thereof.

CONVERSION OF SHARES INTO STOCK

23. The Company may, by special resolution, convert any paid up shares into stock, and may re-convert any stock into paid up shares of any denomination, and may by such a resolution provide that any shares shall when they are issued and fully paid up be automatically converted into stock.

24. When any shares have been converted into stock, the several holders of such stock may transfer their respective interests therein, or any part of such interest, in such manner as the Company in general meeting shall direct, but in default of any such direction, then in the same manner, and subject to the same regulations as and subject to which any paid up shares may be transferred or as near thereto as circumstances will permit. The Directors may fix the minimum amount of stock transferable, which shall not exceed the nominal amount of the shares from which the stock arose, and direct that fractions of such minimum shall not be dealt with, but may at their discretion waive such rules in any particular cases.

25. The holders of stock shall, according to the amount of stock held by them, have the same rights, privileges and advantages as regards dividends, voting at meetings of the Company and other matters as if they held the shares from which the stock arose, but no such privilege or advantage (except participation in the dividends and profits of the Company) shall be conferred by any such part of stock as would, if existing in shares,

- not -

not have conferred that privilege or advantage. Save as aforesaid all the provisions herein contained shall so far as circumstances will admit, apply to stock as well as to shares. No such conversion shall affect or prejudice any preference or other special privilege.

SHARE WARRANTS

26. Subject to the provisions of the Statutes and of any laws or statutory regulations or the legitimate requirements of any statutory body in force from time to time relating thereto, the Company, and accordingly the Directors and, if so authorised, a local committee, may in their discretion issue warrants (hereinafter called share warrants) stating that the bearer is entitled to the shares therein specified, and may provide by coupons or otherwise for the payment of dividends or the issue of subscription rights, bonus issues or capitalisation issues on the shares included in such share warrants.

27. A share warrant shall entitle the bearer to the shares therein specified, and such shares shall be

- transferred -

transferred by the delivery of the share warrant. The provisions of these presents in respect of transfer of shares shall not apply thereto.

28. The Directors may determine and from time to time vary the form, language and conditions upon which share warrants shall be issued, and upon which a new share warrant or coupon shall be issued in the place of one defaced or destroyed and upon which the bearer shall be entitled, if at all, to attend and vote at general meetings and to exercise any of the other privileges of a member, and upon which a share warrant may be surrendered and the name of the holder thereof entered in the register of members in respect of the shares therein specified. Such conditions may enable any coupon provided for payment of dividends, instead of being used for that purpose, to be used for the purpose of obtaining an allotment or offer of shares or debentures or the exercise of any other rights to which members may become entitled in consequence of a capitalisation of profits, or an offer of shares or debentures for subscription, or for any other reason. No new share warrant shall be issued to replace one that has been lost unless the Company is satisfied beyond reasonable doubt that the original has been destroyed.

29. Notwithstanding anything to the contrary in any conditions applicable to any share warrant the bearer of a share warrant shall be subject to the conditions for the time being and from time to time in force whether made before or after the issue thereof.

INCREASE AND REDUCTION OF CAPITAL

30. The Company may, from time to time, by special resolution increase the capital of the Company by the creation of new shares of such amounts as may be deemed expedient.

31. The Company may, before the issue of any new shares determine that the same or any of them shall be offered in the first instance either at par or at a premium or (subject to the provisions of the Statutes) at a discount to all the shareholders in proportion to the amount of the capital held by them, or make any other provision as to the issue and allotment of the new shares.

32. Subject to the provisions of the Statutes the Company may from time to time by special resolution reduce its share capital and any capital redemption reserve fund or share premium account in any way and in particular without prejudice to the generality of the

- power -

power hereby conferred, may extinguish or reduce the liability on any of its share capital not paid up, or either with or without extinguishing or reducing liability on any of its shares, cancel any paid up share capital which is lost or unrepresented by available assets or either with or without extinguishing or reducing the liability on any of its shares, pay off any paid up share capital which is in excess of the wants of the Company.

33. The Company may by special resolution cancel shares which have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled.

ALTERATIONS OF CAPITAL

34. The Company may alter the conditions contained in its Memorandum of Association by special resolution so as :-

(a) to consolidate and divide all or any part of its share capital into shares of larger amount than its existing shares;

or

(b) to divide its share capital or any part thereof into shares of smaller amount than is fixed by its Memorandum of Association

- by -

by sub-division of its existing shares or any of them, subject nevertheless to the provisions of the Statutes and so that as between the resulting shares, one or more of such shares may by the resolution by which such sub-division is effected be given any preference or advantage as regards dividend, capital, voting or otherwise over the others or any other of such shares, but subject as regards voting rights to the provisions of the Statutes.

MODIFYING RIGHTS

35. All or any of the rights, privileges or conditions for the time being attached or belonging to any class of shares for the time being forming part of the capital of the Company may subject to the provisions of the Statutes from time to time be modified, affected, varied, extended or surrendered in any manner with the consent in writing of the holders of three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the members of that class. To every such separate general meeting all the provisions of these presents relating to general meetings of the Company shall mutatis

- mutandis -

mutandis apply but so that the necessary quorum shall be two persons at least holding or representing by proxy one-third of the issued shares of that class, but if at any adjourned meeting such quorum is not present then those members present shall form a quorum. This Article shall not by implication curtail the power of modification which the Company would have if this Article were omitted.

BORROWING POWERS

36. The Directors may from time to time in their discretion borrow or raise or secure the payment of any sum or sums of money for the purposes of the Company provided that the total amount at any time owing in respect of monies so borrowed raised or secured by the Company shall not exceed the amount authorised by its listed holding company.

37. The Directors may borrow, raise or secure the payment or repayment of such monies in such manner and upon such terms and conditions in all respects as they think fit, and in particular by mortgage bonds or by the issue of debentures and debenture stock of the Company charged upon all or any part of the property of the Company (both present and future).

38. Any debentures, debenture stock, bonds or other securities may be issued at par or at a discount or at a premium, and with any special privileges as to redemption, surrender, drawings and the assignment and transfer thereof, provided that no special privileges as to allotment of shares or stock, attending and voting at general meetings or appointment of Directors or otherwise shall be given save with the sanction of the Company in general meeting.

39. The Directors shall cause proper registers to be kept in accordance with the provisions of the Statutes of all mortgages, debentures and charges specifically affecting the property of the Company.

GENERAL MEETINGS

40. Save as is provided in the Statutes an annual general meeting shall be held not later than six months after the end of each financial year of the Company, and not more than fifteen months shall elapse between the date of one annual general meeting of the Company and that of the next. The annual general meeting of the Company shall be held at such place and at such time as the Directors may from time to time determine.

41. The abovementioned annual general meetings shall be called "ordinary meetings" and all other meetings of the Company shall be called "extraordinary meetings".

42. The Directors may, whenever they think fit, convene an extraordinary meeting, and the Directors shall forthwith proceed to convene an extraordinary meeting if and when required so to do in accordance with the provisions of the Statutes.

43. Twenty-one days' notice at the least shall be given to all members of all general meetings. Provided that if any member has notified in accordance with the provisions of Article 130 of these presents an address in the United Kingdom then such notice shall be given simultaneously from the registered office of the Company in respect of those members whose registered addresses are in the Republic of South Africa and from the office in the United Kingdom of the local secretary in respect of those members whose registered addresses are in the United Kingdom. Provided further that if through inadvertence or circumstances beyond the control of the Company any notices required so to be given are not given simultaneously it shall not invalidate

- any -

any business transacted at any meeting of the Company called by such notice.

44. The notice shall specify the place, the day and the hour of the meeting and whether it is an ordinary or extraordinary general meeting and in the case of special business shall specify the general nature of that business and in the case of a meeting convened for the passing of a special resolution shall specify the intention to propose such resolution as a special resolution and the reasons therefor.

45. The notice shall be given in the manner hereinafter provided to such persons as are entitled under these presents to receive such notice from the Company.

46. In every notice calling a general meeting of the Company and upon the face of every proxy form issued at the expense of the Company there shall appear with reasonable prominence a statement that a member entitled to attend and vote thereat is entitled to appoint one or more proxies to attend, speak and vote on a poll in his stead and that a proxy need not be a member of the Company.

47. The accidental omission to give any such notice to any of the members or the non-receipt of such notice by any member shall not invalidate any resolution passed at any such meeting.

48. The Directors shall upon the requisition of members in accordance with the provisions of the Statutes, but subject as therein provided :-

(a) give to members entitled to receive notice of the next ordinary meeting notice of any resolution that may be properly moved and is intended to be moved at that meeting;

(b) circulate to members entitled to receive notice of any general meeting, any statement of not more than one thousand words with respect to the matter referred to in any proposed resolution, or the business to be dealt with at that meeting.

49. In the event of special notice of any resolution, for which special notice is required under the provisions of the Statutes or of these presents, having been given to the Company in accordance with the provisions of the Statutes, the Company shall give to the

- members -

members notice of such resolution in the same manner and at the same time as it gives notice of the meeting at which it is to be moved or, if that is not practicable, shall give them notice in manner provided by the Statutes. The notice so given by the Company shall state that 'special notice has been given to the Company of the intention to propose the resolution in question.

PROCEEDINGS AT GENERAL MEETINGS

50. The business of an ordinary meeting shall be to receive and consider the profit and loss account or income and expenditure account, the balance sheet, the reports of the Directors and of the auditors, to elect Directors, auditors and other officers in the place of those retiring by rotation or otherwise, to declare or sanction dividends, fix the remuneration of the auditors and to transact any other business which under these presents ought to be transacted at an ordinary meeting and any other business which is specifically brought under consideration by the report of the Directors laid before the meeting. Any other business may be transacted at an ordinary meeting provided due notice thereof has been given and all such business, and all business transacted at an extraordinary meeting, shall be deemed special.

51. Two members personally present and entitled to vote of whom one shall be a representative of the Company to which this Company is a subsidiary shall be a quorum for a general meeting and subject to the provisions of Article 53, no business shall be transacted at any general meeting unless the quorum requisite be present at the time when the meeting commences business, and the meeting may then complete all the business for which it has been called notwithstanding any subsequent lack of quorum.

52. The Chairman of the Directors or, in his absence, the deputy chairman (if any) shall preside as Chairman at every general meeting of the Company. If such officers have not been appointed or if they be not present at a meeting within ten minutes after the time appointed for holding such meeting, or if they decline or neglect to preside or intimate their inability to be present, the Directors present or, in default, the members present, shall choose a Director as Chairman; if no Director is present or if all the Directors present decline to preside, then the members present shall choose one of their own number to be Chairman.

53. If within ten minutes from the time appointed for the meeting a quorum is not present, the meeting,

- if -

if convened upon a requisition in accordance with the provisions of the Statutes, shall be dissolved, but in any other case it shall stand adjourned to the same day in the next week at the same time and place, or if such place be not available, to such other place as the Directors may appoint, but should such day be a public holiday, then it shall be adjourned to the first business day next following such public holiday, at the same time, and if at such adjourned meeting a quorum is not present, those members who are present shall be a quorum, and may transact the business for which the meeting was called.

54. Save as otherwise expressly provided by the Statutes or by these presents all questions, matters and resolutions arising at or submitted to any general meeting shall be decided by a majority of votes and shall in the first instance be decided by a show of hands. In the case of an equality of votes the Chairman shall both on a show of hands and at a poll have a casting vote in addition to the vote or votes to which he may be entitled as a member.

55. Subject to the provisions of the Statutes, at any general meeting, unless a poll is demanded :-

(a) by the Chairman, or

(b) by not less than five members having the right to vote at the meeting, or

(c) by a member or members representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting, or

(d) by a member or members holding shares in the Company conferring a right to vote at the meeting, being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right,

a declaration by the Chairman that a resolution has been carried, or carried by a particular majority, or lost, or not carried by a particular majority shall be final and an entry to that effect in the Minute Book of the Company shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of or against such resolution.

56. If a poll is demanded, as aforesaid, it shall be taken in such manner and at such time and place as the Chairman of the meeting directs, and either immediately or after an interval or adjournment (not exceeding seven days) and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The demand for a poll may be withdrawn. The Chairman may appoint scrutineers and, if he does so, one of them shall be a member of the

- auditors -

auditors of the Company if he be present and willing to act. In case of any dispute as to the admission or rejection of a vote the Chairman of the meeting shall determine the same, whether scrutineers have been appointed to count the votes or not, and the decision of the Chairman made in good faith shall be final and conclusive.

57. The Chairman may, with the consent of any meeting at which a quorum is present, adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. The Chairman shall adjourn a meeting if required so to do upon a vote taken in terms of the Statutes, and save as provided in the Statutes it shall not be necessary to give any notice of any adjournment or of the business to be transacted or completed at any adjourned meeting.

58. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which a poll has been demanded.

59. It shall not be competent to demand a poll upon the question of the election of a Chairman, or of any adjournment.

60. Any minutes of resolutions and proceedings at general meetings made in one of the Minute Books of the Company and any extract therefrom if signed by any person purporting to be the Chairman of the meeting to which it relates, or by any person present thereat and appointed by the Directors to sign the same in his place, or by the Chairman of the next succeeding meeting of the Directors or by any two Directors, shall be receivable as evidence of the facts therein stated.

VOTES OF MEMBERS

61. Subject to any special terms as to voting upon which any share may be issued and subject to the provisions of the Statutes, on a show of hands every member present in person at a general meeting, including a person (not being himself a member of the Company) representing a company which is a member, shall have one vote, and upon a poll every member present in person or by proxy or in the case of a company which is a member, present by a representative, shall have one vote for every share held by him, or held by such company which is a member.

62. Any person entitled to the transfer of shares under Article 22 may vote at general meetings in the same

- manner -

manner as if he were the registered holder of such shares, provided that forty-eight hours at least before the time of holding the meeting at which he proposes to vote he shall satisfy the Directors of his right to the transfer of such shares, unless the Directors shall have previously admitted his right to vote at such meetings.

63. When there are joint registered holders of any shares, any one of them may vote at any meeting in respect of such shares, either personally or by proxy, as if he were solely entitled thereto; but if more than one of such joint holders be present at any meeting, personally or by proxy, the one whose name stands first in the register in respect of such shares shall alone be entitled to vote in respect thereof. Several executors or administrators of the estate of a deceased member in whose name any shares are registered shall for the purpose of this Article be deemed joint holders thereof.

64. Any company which is a member may, by resolution of its Directors or other governing body, authorize such person as it thinks fit to act as its representative at any meeting of the Company or adjournment thereof, and the person so authorised shall be entitled to exercise the same powers on behalf of the Company which he represents

- as -

as that company could exercise if it were an individual member. A company so represented at any meeting of the Company or adjournment thereof shall be deemed to be a member personally present at such meeting or adjournment. The Directors may but shall not be obliged to require proof to their satisfaction of the authority of any person signing on behalf of such company.

65. Subject to the provisions of the Statutes, members may vote personally or by proxy. A member may appoint one or more proxies. Any person whether a member or not, may be appointed by a member to act as such member's proxy at any meeting of the Company or any adjournment thereof. Such appointment to act as a proxy may be made either under a power of attorney or under a proxy form or, in the case of a company which is a member, by a resolution of its directors or other governing body pursuant to the provisions of the Statutes. Subject to the provisions of Article 62 the proxy representing a member may only vote for such member on a poll at the meeting or any adjournment thereof, for which such proxy is appointed. If the proxy acts under a power of attorney or other authority, his vote at any meeting or any adjournment thereof shall be valid only during the currency of such power. A proxy may, subject to the aforegoing, vote and speak for such member

- and -

and may also demand or join in demanding a poll.

66. The proxy form and the power of attorney or other authority (if any) under which it is signed, or the power of attorney or other authority appointing a proxy, shall be deposited at the registered office or transfer office of the Company or at any of the offices of the Company at which a branch register is kept not less than forty-eight hours before the time for holding the meeting or adjourned meeting (as the case may be) at which the person named as the proxy proposes to vote or at such other places and within such time as the Directors may from time to time direct. No proxy form shall be valid after the expiration of twelve months from the date of its execution unless specifically so stated on the proxy form itself.

67. A vote given by a proxy shall be valid, notwithstanding the previous death of the principal, or the revocation of the proxy form or power of attorney or the transfer of ownership of the share in respect of which the vote is given, unless notice in writing of the death, revocation or transfer shall have been received at the office of the Company at which such proxy form or power of attorney shall have been deposited not less than forty-eight hours before the meeting.

68. Every proxy form shall, as nearly as circumstances will admit, be in the form or to the effect following, or in such other form as the Directors shall from time to time approve.

"CORGROUP (NEPTUNE) INVESTMENTS LIMITED
(Incorporated in the Republic of South Africa)

I .... of ....
being a member of the abovenamed Company, hereby appoint .... or failing him the Chairman of the meeting, as my proxy to speak, vote and act for and on behalf of me at the ordinary (or extraordinary) general meeting of the Company, to be held on the ..... day of .... and at any adjournment thereof.

Date: ....

Signature

NOTE: A member entitled to attend and vote at a meeting may appoint one or more proxies to attend and vote on a poll and speak and act in his stead. A proxy need not be a member of the Company".

Any proxy form issued by the Company shall comply with the provisions of the Statutes and where resolutions dealing with special business are to be considered such proxy form shall be so worded that a member may instruct the proxy to vote for or against or abstain from voting or to exercise his discretion in regard to any such resolutions.

- DIRECTORS -

DIRECTORS

69. Until otherwise determined by the Company in general meeting the number of Directors shall be not less than two nor more than nine. The Directors in office at the date of registration of these presents shall continue in office hereunder.

70. The Directors shall have power at any time to appoint any eligible person as a Director, either to fill a casual vacancy, or as an addition to the Board, but the total number of the Directors shall not at any time exceed the maximum number fixed. Any Director so appointed shall hold office only until the next following ordinary meeting of the Company and shall then be eligible for election.

71. The Directors shall not be obliged to hold any shares to qualify them as Directors.

72. The Directors shall be paid out of the funds of the Company, by way of remuneration for their services, such amounts as may be determined by the Company in general meeting from time to time.

73. Any Director who serves upon any committee or who devotes special attention to the business of the Company or who otherwise performs extra services, which in the opinion of the Directors are outside the ordinary duties of a Director or who makes special exertions in going or residing abroad or otherwise for the purposes of the Company, may be paid such additional remuneration therefor as may be determined by the Directors.

74. The Directors shall be paid all their travelling and other expenses properly and necessarily expended by them in and about the business of the Company, except in attending meetings of the Directors or of committees thereof.

75. The continuing Directors may act notwithstanding any casual vacancy in their body so long as there remain two Directors duly qualified to act but if the number falls below two the remaining Director may act only for the purpose of filling up such casual vacancies and convening general meetings.

76. The office of Director shall be vacated :-

- (a) -

(a) if he becomes insolvent, or assigns his estate for the benefit of his creditors, or files a petition for the liquidation of his affairs or compounds with his creditors;

(b) if he becomes of unsound mind;

(c) if he is absent from meetings of the Directors for six consecutive months without leave of the Directors and is not represented at any such meetings during such six consecutive months by an alternate director and the Directors pass a resolution that he has, by reason of such absence, vacated office; provided that the Directors shall have power to grant any Director not resident in the Republic of South Africa leave of absence for any or an indefinite period;

(d) if he is removed under Article 79 or Article 80 of these presents;

(e) one month, or with the permission of the Directors, earlier, after he has given notice in writing of his intention to resign;

(f) if he shall, pursuant to the provisions of the Statutes be disqualified or cease to hold office or be prohibited from acting as a Director.

77.(a) Subject to the provisions of the Statutes, no Director shall be disqualified by his office from contracting with the Company, either as vendor, purchaser, lender or otherwise, nor shall any such contract, nor any contract entered into by or on behalf of the Company with any company or firm in which any Director shall be in any way interested be avoided, nor shall any Director so

- contracting -

contracting or being so interested be liable to account to the Company for any profit realised by any such contract by reason only of such Director holding that office or of the fiduciary relationship thereby established, provided that :-

(i) the nature and extent of his interest shall be disclosed by him in accordance with the provisions of the Statutes;
and

(ii) no Director shall vote as a Director in respect of any contracts in which he is so interested and if he does vote his vote shall not be counted.

(b) Notwithstanding the provisions of sub-article (a) above, there shall be no prohibition against a Director voting in respect of :-

(i) any contracts by or on behalf of the Company to give to the Directors or any of them any security or indemnity in respect of money lent by him or obligations undertaken by him for the benefit of the Company;

(ii) any contract or dealing with any company or firm of which the Directors of the

Company or any of them are interested directors, members, managers, or other officials or employees or otherwise interested;

(iii) any contract by the Director to subscribe for or underwrite shares or debentures;

(iv) any contracts between the Company and any other company -

(A) which is its subsidiary,
or
(B) in which it is a shareholder, or is otherwise interested,
or
(C) which is its holding company,
or
(D) which is a subsidiary of its holding company,
or
(E) in which its holding company is a shareholder or is otherwise interested.

(c) The provisions of this Article may at any time be suspended or relaxed by the Company in general meeting, either generally or in respect of any particular contract.

- (d) -

(d) Subject to the provisions of the Statutes a general notice that a Director is a member of any specified company or firm and is to be regarded as interested in all transactions with that company or firm shall be a sufficient disclosure under this Article as regards such Director and the said transactions and after such general notice it shall not be necessary for such Director to give a special notice of any particular transaction with that company or firm. If any Director is interested whether directly or indirectly in any contract or proposed contract which is placed before the Company at any meeting thereof for confirmation or authorisation, the notice convening such meeting shall include information of the nature and extent of the interest in such contract of the Director concerned.

(e) Nothing herein contained shall be taken or construed to prevent or debar any Director as a shareholder from taking part in and voting upon all questions submitted to a general meeting, whether such Director shall be personally interested or concerned in such questions or not.

78. The Company shall keep at the office a register containing such particulars of its Directors, managers and secretaries as are required by the provisions of the Statutes, and shall furnish the Registrar of Companies

- with -

with particulars and of any changes therein from time to time.

79. A Director may, before the expiration of his period of office, be removed from office by a resolution signed by all his co-Directors.

80. Subject to the provisions of the Statutes, the Company may by ordinary resolution remove any Director before the expiration of his period of office and by ordinary resolution elect another person in his stead. The person so elected shall hold office during such time only as the Director in whose place he is elected would have held the same if he had not been removed.

ROTATION OF DIRECTORS

81. Subject to the provisions of Article 87 of these presents, at the ordinary meeting held in each year one-third of the Directors, or if their number is not a multiple of three, then the number nearest to, but not exceeding one-third, shall retire from office. The Directors so to retire at each ordinary meeting shall be the Directors who have been longest in office since their last election or appointment. As between

- Directors -

Directors of equal seniority, the Directors to retire shall, in the absence of agreement, be selected from among them by lot; provided that, notwithstanding anything herein contained, if, at the date of any ordinary meeting any Director will have held office for a period of three years since his last election or appointment he shall retire at such meeting, either as one of the Directors to retire in pursuance of the aforegoing or additionally thereto. A retiring Director shall act as a Director throughout the meeting at which he retires. The length of time a Director has been in office shall, save in respect of Directors appointed or elected in terms of the provisions of Articles 70 and 80 of these presents, be computed from the date of his last election or appointment.

82. Retiring Directors shall be eligible for re-election, but no person other than a Director retiring at the meeting shall, unless recommended by the Directors for election be eligible for election to the office of Director at any general meeting unless, not less than seven nor more than twenty-one clear days before the day appointed for the meeting there shall have been deposited at the office of the Company or the office of the London secretaries a notice in writing given by some member duly

- qualified -

qualified to be present and vote at the meeting for which such notice is given of his intention to propose at the meeting such person for election and also notice in writing signed by the person to be proposed of his willingness to be elected.

The power to propose Directors for election at general meetings of the Company other than ordinary meetings shall be exercisable only when special notice in terms of the Statutes has been given of the intended resolution exercising such power.

83. Subject to the preceding Article the Company in general meeting may fill the vacated offices by electing a like number of persons to be Directors and may fill any other vacancies.

84. If at any general meeting at which an election of Directors ought to take place, the place of any retiring Director is not filled, he shall, if willing, continue in office until the dissolution of the ordinary meeting in the next year, and so on from year to year until his place is filled, unless it shall be determined at such meeting not to fill such vacancy.

85. The Company in general meeting may, from time to time, increase or reduce the number of Directors and may also determine in what rotation such increased or reduced number is to go out of office. Whenever such increase is made the members at the said meeting, or failing them the Directors, may appoint persons to the new seats so created.

MANAGING AND EXECUTIVE DIRECTORS

86. The Directors may from time to time appoint one or more of their number to be Managing Director or Managing Directors of the Company or to be the holder of any other executive office, including therein for the purposes of these presents the office of Chairman of the Company and may from time to time terminate his or their appointment and appoint another or others in his or their place or places.

87. A Managing Director or other Executive Director may be appointed for a maximum period of five years at any one time. Subject to the proviso hereinafter appearing he shall not be subject to retirement by rotation during the period of any such appointment, nor be taken into account in determining the rotation of

- retirement -

retirement of Directors; provided that only a minority of the Directors (the number and names of whom shall be determined by the Directors) may be appointed as Managing or other Executive Directors on the condition that they shall not be subject to retirement by rotation in terms of these presents. Subject to the terms of any such appointment, he shall be subject to the same provisions as to resignation and removal as the other Directors of the Company, and if he ceases to hold the office of Director from any cause, he shall ipso facto and immediately cease to be a Managing Director or other Executive Director as the case may be.

88. The remuneration of a Director appointed as Managing Director or other Executive Director in terms of the provisions of Article 86 of these presents shall from time to time be fixed by the remaining Directors or by the Company in general meeting and shall be either in substitution for or in addition to any remuneration payable to him as a Director in terms of the provisions of Article 72 of these presents.

89. The Directors may, from time to time entrust to and confer upon a Managing Director or other Executive Director for the time being such of the powers exercisable under these presents by the Directors as

- they -

they may think fit, and may confer such powers for such time and to be exercised for such objects and purposes and upon such terms and conditions and with such restrictions as they think expedient, and they may confer such powers either collaterally or to the exclusion of and in substitution for all or any of the powers of the Directors in that behalf and may from time to time revoke, withdraw, alter or vary all or any such powers.

ALTERNATE DIRECTORS

90. Each Director shall have the power to appoint a person to act as alternate director in his place, and at his discretion to remove such alternate director and to appoint another in his stead, provided that the appointment of such alternate director shall be made in writing and approved by the Directors. On such appointment being made and approved, the alternate director shall in all respects be subject to the terms and conditions existing with reference to the other Directors of the Company. Such alternate director shall be entitled to act at all meetings and in all proceedings in which, and on all occasions when the Director who appointed him shall not act himself. An alternate director shall look for his remuneration to the Director appointing him, and shall have no claim against the Company for such remuneration.

Alternate directors shall not be obliged to hold any shares to qualify them as alternate directors.

91. An alternate director, whilst acting in the place of the Director who appointed him, shall exercise and discharge all the duties and functions of the Director he represents. The appointment of an alternate director shall be cancelled and the alternate director shall cease to hold office whenever the Director who appointed him shall cease to be a Director or shall give notice in writing to the secretary that the alternate director representing him shall have ceased to do so. A Director retiring at any ordinary meeting and being re-elected shall not for the purposes of this Article be deemed to have ceased to be a Director.

PROCEEDINGS OF DIRECTORS

92. The Directors may meet for the despatch of business, adjourn and otherwise regulate their meetings as they think fit and may determine the quorum necessary for the transaction of business. Until otherwise determined two Directors shall form a quorum. Notice of every meeting of Directors shall, subject to the qualification set out below in this Article, be given by the secretary to all the Directors, and no meeting

of Directors shall be properly constituted unless such notice has been given. The secretary, upon the request of a Director, shall convene a meeting of the Directors. A Director who is not within the Republic of South Africa shall not be entitled to notice of any such meeting, but notice shall be given to his duly appointed alternate (if any) if he is within the Republic of South Africa.

93. Questions arising at any meeting shall be decided by a majority of votes and in case of an equality of votes, the Chairman shall have a second or casting vote, provided that when only two Directors are present at a meeting the Chairman shall not have a casting vote.

94. The Directors may elect from members of their body a Chairman and deputy chairman of their meetings and determine the period for which such officers shall hold office, which period shall not exceed one year, but if no such Chairman or deputy chairman is elected or if at any meeting the Chairman or deputy chairman is not present at the time appointed for holding the same, the Directors present shall choose one of their number to be Chairman of such meeting.

95. A meeting of the Directors at which a quorum is present shall be competent to exercise all or any of the authorities, powers and discretions by or under these presents or the regulations of the Company for the time being vested in or exercisable by the Directors generally.

96. A resolution in writing signed by all the Directors who may at the time be present in the town where the office of the Company is situated being not less than are sufficient to form a quorum, shall be as valid and effectual as if it had been passed at a meeting of the Directors duly called and constituted; provided that where a Director is not so present but has an alternate who is so present, then such resolution must be signed by such alternate and such resolution may consist of several documents in like form each signed by one or more Directors.

97. The Directors may delegate any of their powers to an executive or other committee consisting of such member or members of their body as they think fit. Any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may from time to time be imposed on it by the Directors.

- The -

The Chairman and deputy chairman of the Board of Directors (if any) shall be ex-officio members of all committees.

98. The meetings and proceedings of any such committee consisting of two or more members shall be governed by the provisions herein contained for regulating the meetings and proceedings of the Directors, so far as the same are applicable thereto, and are not superseded by any regulations made by the Directors under the last preceding Article.

99. All acts done at any meeting of the Directors or of any executive or other committee of the Directors, or by any person acting bona fide as a Director shall, notwithstanding that it shall afterwards be discovered that there was some defect in the appointment of the Directors or persons acting as aforesaid, or that they or any of them were disqualified or had vacated office or were not entitled to vote, be as valid as if every such person had been duly appointed and was qualified to act accordingly.

100. A Director may be employed by or hold any office of profit under the Company or under any subsidiary company in conjunction with the office of Director

- other -

other than that of auditor of the Company or of any subsidiary company and on such terms as to appointment, remuneration and otherwise as a disinterested quorum of Directors may arrange.

STATUTORY RECORDS

101. The Directors shall comply with all the requirements of the Statutes as to the keeping of statutory books including a register of members, a register of Directors and officers, a register of Directors' shareholdings, a register of mortgages and debentures, a Directors' attendance book and a minute book.

Any minutes of meetings of the Directors or of the Company, and of resolutions in pursuance of Article 96 hereof, and any extract therefrom if purporting to be signed by the Chairman of such meeting, or by some person present thereat and appointed by the Directors to sign the same in his place, or by the Chairman of the next succeeding meeting of the Directors, or by any two Directors shall be receivable as evidence of the matters stated in such minutes or extracts.

- POWERS -

POWERS OF DIRECTORS

102. The management of the business and the control of the Company shall be vested in the Directors, who in addition to the powers and authorities by these presents expressly conferred upon them, may exercise all such powers and do all such acts and things as may be exercised or done by the Company, and are not hereby or by the Statutes expressly directed or required to be exercised or done by the Company in general meeting, but subject nevertheless to such management and control not being inconsistent with these presents nor with any resolution passed at any meeting of the members in accordance therewith; but no resolution passed by the Company in general meeting shall invalidate any prior act of the Directors which would have been valid if such resolution had not been passed. The general powers given by this Article shall not be limited or restricted by any special authority or power given to the Directors by any other Article. It is hereby declared that although the Directors shall have power to enter into a provisional contract for the sale or alienation of the undertakings of the Company or of the whole or the greater part of the assets of the Company and the rights belonging thereto or connected therewith, such provisional contract shall pursuant to

- the -

the provisions of the Statutes only become binding on the Company in the event of the specific transaction proposed by the Directors being ratified and confirmed by a resolution passed by a majority of the votes of the members present in person or by proxy at a general meeting in respect of which the notice convening the meeting shall contain as special business the requisite particulars of the specific transaction to be so ratified and confirmed.

103. The Directors may from time to time grant pensions, gratuities or other allowances of such amounts for such period or periods and generally upon such terms and conditions as the Directors in their discretion may think fit, to any person or to the widow or dependants of any deceased person in respect of services rendered by him to the Company as Managing Director, Executive Director or Manager or in any other office or employment under the Company, notwithstanding that he may have been or continues to be or be appointed or elected a Director of the Company.

For the purpose of this Article the expression "Executive Director" shall mean a Director receiving in addition to his fees as a Director, salary or remuneration for special services to the Company whether under

a service agreement or otherwise. Provided that the granting of the aforesaid pensions, gratuities or allowances to any person or to the widow or dependants of any deceased person in respect of services rendered by him to the Company as Managing Director, Executive Director or in any other office or employment under the Company shall not be calculated on dividends declared or on profits earned by the Company from time to time. The Directors may authorise the payment of donations by the Company to such religious, charitable, public or other bodies, clubs or associations or persons as may seem to them advisable or desirable, in the interests of the Company.

LOCAL COMMITTEES

104. Without prejudice to the general powers conferred by these presents it is hereby expressly declared that the Directors shall be entrusted with the power to appoint persons resident in a foreign country (as defined by the Statutes) to be a local committee for the Company in that country, and at their discretion to remove or suspend such local committee, to fix and vary their remuneration, and also to open offices on behalf of the Company where necessary and to close the

- same -

same at their discretion, and to appoint and remove agents to represent the Company for the issue, allotment, consolidation, sub-division and transmission of shares, stock, options, notes, debentures and the like and for any other purposes as the Directors may, subject to the provisions of these presents determine. The Directors are empowered to give the members of such committee or any such agents the power to appoint alternate committee-men or substituted agents and to remove such alternates and substitutes, to appoint others, or again to act themselves as also to grant to such committee-men or agents powers to delegate all or any of the powers, authorities or discretions for the time being vested in them and to appoint other persons as co-committee-men or joint agents. Any Director may act on a local committee whenever he is in the country for which the committee is appointed to act, and may take part in the proceedings of such committee and have the same rights and privileges as any member of the committee.

105. All appointments of alternate committee-men by any members of a local committee shall be subject to the approval of the remaining members of such local committee and each such alternate committee-man shall have full power and authority to act in the place of the

- person -

person appointing him during such person's absence or inability to act. No local committee-man or his alternate shall be obliged to be a member of the Company.

SEAL

106. The Company may be provided with a Seal, on which its name shall be inscribed in legible characters, and such Seal shall be affixed to such instruments and in such manner as the Directors may from time to time direct.

The Company may from time to time exercise the powers given by the Statutes with respect to official seals in foreign countries, and such power shall be vested in the Directors.

DIVIDENDS

107. The Company in general meeting or the Directors may from time to time declare a dividend to be paid to the members registered in the books of the Company at a specified date and to the holders of share warrants, if any, and such specified date shall be subsequent to the date of the declaration of the dividend.

108. No larger dividend shall be declared by the Company in general meeting than is recommended by the Directors, but the Company in general meeting may declare a smaller dividend.

109. Any dividend so declared may be paid and satisfied, in cash, either wholly or in part by the distribution of specific assets, and in particular of paid up shares or debentures of any other company, or in any one or more of such ways as the Directors may at the time of declaring the dividend determine and direct, and where any difficulty arises in regard to the distributions, they may settle the same as they think expedient, and in particular may fix the value of distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any members upon the basis of the value so fixed in order to adjust the rights of all parties and may vest any such assets in trustees upon such trusts for the persons entitled to the dividends as may seem expedient to them.

110. No dividend shall be payable except out of the profits of the Company, and no dividend shall carry interest as against the Company. Dividends may be

- declared -

declared either free of or subject to the deduction of income tax and any other tax or duty in respect of which the Company may be chargeable, or which the Company may by law be required to pay. All unclaimed dividends may be invested or otherwise made use of by the Directors for the benefit of the Company and any dividend remaining unclaimed for a space of twelve years from the delcaration thereof may be forfeited by resolution of the Directors for the benefit of the Company. The Directors may at any time annul such forfeiture upon such conditions (if any) as they think fit.

111. The declaration of the Directors as to the amount of the profits of the Company shall be conclusive.

112. In case several persons are registered as the joint holders of any share, any one of such persons may give effectual receipts for all dividends and payments on account of dividends in respect of such share.

113. Each dividend may be paid by cheque, warrant or otherwise as the Directors may from time to time determine and may be sent by post to the registered address of the member entitled thereto, or in the case of joint holders, to the registered address of that one

- of -

of them recognised by the Company as having any title in terms of Articles 9 or 22 of these presents, or in the case of holders of share warrants or of such members as so request to such address as any of such persons may request in writing, and the payment of such cheque or warrant shall be a complete discharge to the Company in respect thereof. Every such cheque or warrant shall, unless holders otherwise direct, be made payable to the order of the holder or joint holders, as the case may be, and shall be sent at the risk of the person entitled to the money represented thereby.

Dividends upon shares registered in the name of a member whose registered address is outside the Republic of South Africa (or in the case of joint holders, where the registered address of the first of such joint holders is outside the Republic of South Africa) may at the discretion of the Directors be payable by the local secretary or by the London bankers of the Company, if such have been appointed.

114. The Company shall not be responsible for the loss in transmission of any cheque, warrant or other document sent through the post as aforesaid.

- RESERVES -

RESERVES

115. The Directors may, before declaring or recommending any dividends, set aside out of the amount available for dividends such sum as they think proper as a reserve or an addition thereto. The Directors may divide the reserve into such special funds as they think fit, with full power to employ the assets constituting such fund or funds in the business of the Company or they may invest the same upon such investments (other than shares of the Company) as they may select without being liable for any depreciation of or loss in consequence of such investments, whether the same be usual or authorised investments for trust funds or not.

116. The reserve shall, at the discretion of the Directors, be applicable for the equalisation of dividends or for making provision for exceptional losses, expenses or contingencies or the extension or development of the Company's business or for writing down the value of any of the assets of the Company, or for repairing, improving and maintaining any buildings, plant, machinery or works connected with the business of the Company, or to cover the loss in wear and tear or other depreciation in value of any property of the

– Company, –

Company, or for any of the objects of the Company as defined by the Company's Memorandum of Association, or for any other purpose to which the profits of the Company may be properly applied, and the Directors may at any time divide among the members by way of bonus or special dividends any part of the reserve which in their opinion is not required for the purposes aforesaid, and as may be permitted by the Statutes.

CAPITALISATION

117. Upon the recommendation of the Directors, the Company in general meeting may resolve at any time and from time to time that :-

(a) it is desirable to capitalise -

(i) any amount standing to the credit of -

(A) any of the Company's reserve accounts;

or

(B) the Company's profit and loss account;

provided that it is not required for paying a dividend on any shares carrying a fixed cumulative preferential dividend;

- (b) -

(b) the Directors be authorised and directed -

(i) to appropriate the amount resolved to be capitalised to the members and holders of share warrants, if any, either with or without deduction for income tax and subject to the deduction of any tax or duty which the Company may by law be required to pay, rateably according to their shareholdings;

and

(ii) to apply that amount on behalf of the members and holders of share warrants in paying up in full debentures, debenture stock, or unissued shares of the Company, of a nominal amount equal to the amount in question, and which shares are to be allotted and distributed (credited as fully paid) to and amongst those shareholders in the proportion aforesaid.

Where any difficulty arises in respect of such distribution, the Directors may settle the same as they think expedient, and in particular they may issue fractional certificates, fix the value for distribution of any

- fully -

fully paid shares, debentures or debenture stock, make cash payments to any members and holders of share warrants on the footing of the value so fixed in order to adjust rights, and vest any shares or assets in trustees upon such trusts for the persons entitled in the appropriation or distribution as may seem just and expedient to the Directors. When deemed requisite a contract shall be filed in accordance with the provisions of the Statutes and the Directors may appoint any person to sign such contract on behalf of the persons entitled to the appropriation or distribution and such appointment shall be effective, and the contract may provide for the acceptance by such persons of the shares, debentures or debenture stock to be allotted to them in satisfaction of their claims in respect of the sum so capitalised.

ACCOUNTS

118. The Directors shall cause such books of account to be kept and such accounts to be prepared and to be dealt with in such manner as is prescribed by the provisions of the Statutes. The books of account shall be kept at the office of the Company or at such other place or places as the Directors think

- fit, -

fit, and shall always be open to the inspection of the Directors.

119. The Directors shall, from time to time, determine whether and to what extent, and at what times and places, and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of members, and no member (not being a Director) shall have any right of inspecting any account or book or document of the Company, except as conferred by Statute or authorised by the Directors, or by a resolution of the Company in general meeting.

120. The Directors shall from time to time cause to be prepared and to be laid before the Company in general meeting such profit and loss accounts or income and expenditure accounts, balance sheets, group accounts (if any), and reports as are required by the Statutes.

121. Every such balance sheet shall be accompanied by a report of the Directors as to the state and condition of the Company, and as to the amount (if any) which has been paid or which they recommend to be paid out of the profits by way of dividend to the members, and the

- amount -

amount (if any) which they have carried or propose to carry to reserve, and the balance sheet and report shall be signed by two Directors and the secretary. The report of the Directors shall disclose full details of all special resolutions and of all resolutions passed at extraordinary general meetings of the Company's subsidiary companies since the date of the Directors' report attached to the previous annual balance sheet of the Company. The balance sheet and accounts and report of the Directors shall contain the particulars prescribed by the Statutes.

122. A printed copy of the Directors' report accompanied by the balance sheet and profit and loss account or income and expenditure account and group account, if any, and by the auditor's report in terms of the Statutes, shall be delivered or sent by post to the registered address of every member and debenture holder and to all other persons entitled to receive notices of general meetings of the Company at the same time and manner as notices of the ordinary meeting are given to members in terms of the provisions of Article 44 of these presents.

- AUDIT -

AUDIT

123. Once at least in every year the accounts of the Company shall be examined and the correctness of the profit and loss account or income and expenditure account and balance sheet ascertained and certified by one or more auditor or auditors duly appointed in accordance with the provisions of the Statutes.

124. The duly appointed auditors of the Company shall, subject to the provisions of the Statutes, hold office until another appointment or other appointments to the office shall be made at an ordinary meeting of the Company, and the provisions of the Statutes shall apply to and be complied with in accordance with any appointment proposed to be made or made of an auditor or auditors of the Company. The remuneration of the auditor or auditors shall be fixed by the Company at the ordinary meeting or in such manner as the Company in general meeting may determine.

125. No person who is disqualified in terms of the provisions of the Statutes shall be appointed auditor of the Company.

- 126. -

126. Any casual vacancy occurring in the office of auditor may be filled by the Directors and any person so appointed shall continue in office until the ordinary meeting next after his appointment, but while any such vacancy continues the surviving and continuing auditor or auditors (if any) may continue to act.

127. The auditors shall be supplied with copies of the balance sheet and profit and loss account or income and expenditure account and of any group accounts required or intended to be laid before the Company in general meeting. The auditors shall report to the members upon the balance sheet and profit and loss or income and expenditure account in terms of the provisions of the Statutes.

The auditors shall at all reasonable times have access to the books and accounts of the Company, and they shall have the further rights conferred upon them by the provisions of the Statutes.

128. Every account of the Directors when audited and approved by an ordinary meeting, shall be deemed conclusively correct, and shall not be re-opened, although if any error is discovered therein within three months after the approval thereof the accounts shall

- forthwith -

forthwith be corrected and thenceforth shall be conclusive.

NOTICES

129. Notices shall be served by the Company upon each member either personally or by transmission through the post in a prepaid letter, envelope or wrapper, addressed to such member at his registered address and shall where applicable comply with Article 44 of these presents. Notices to the holders of share warrants, if any, may be given by advertisement in a Johannesburg newspaper and in a newspaper circulating in the town or district where the office is situate if such office be outside the Transvaal Province, and in such other newspaper or newspapers as the Directors may determine. The holder of a share warrant shall not, unless otherwise expressed in the conditions upon which such warrant is issued, be entitled to any notice of any general meeting of the Company or otherwise except as is in this Article provided.

130. Any member may notify in writing to the Company an address in the Republic of South Africa or in the United Kingdom, which address shall be deemed his

- registered -

registered address within the meaning of the last preceding Article, and if he has not so notified such an address he shall be deemed to have waived his right to be served with notices.

131. Any notice required to be given by the Company and not otherwise specifically provided for shall be sufficiently given if given by advertisement in a Johannesburg newspaper, in at least one leading London daily newspaper, and in such other newspaper or newspapers as the Directors may determine.

132. All notices may, with respect to any registered shares of which persons are joint holders, be given to whichever of such persons is recognised by the Company as having any title to such share in terms of Articles 9 or 21 of these presents, as the case may be, and notice so given shall be sufficient notice to all the holders of such shares.

133. Any notice sent by the Company by post shall be deemed to have been served on the day on which the letter, envelope or wrapper containing the same is posted, and in proving such service it shall be sufficient to prove that the letter, envelope or wrapper containing the notice was properly addressed, stamped and

- posted -

posted and any notice given by advertisement shall be deemed to have been served on the first day upon which the newspaper containing the advertisement is published.

134. Every person who, by operation of law, transfer or other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share, which, previously to his name and address being entered on the register, shall have been given to the person from whom he derives his title to such share.

135. Any notice or document sent by post to any member in pursuance of these presents shall, notwithstanding that such member be then deceased, and whether or not the Company has notice of his decease, be deemed to have been duly served in respect of any registered shares, whether held solely or jointly with other persons by such member until some other person be registered in his stead as the holder or joint holder thereof and such service shall, for all purposes of these presents, be deemed a sufficient service of such notice or document on his heirs, executors or administrators and all persons (if any) jointly interested with him in any such shares.

136. Where a given number of days' notice or notice extending over any other period is required to be given, the day of service shall not, unless it is otherwise provided, be counted in such number of days or other period.

137. The signature to any notice to be given by or on behalf of the Company may be written or printed or impressed with any kind of stamp or mechanical process.

REPRESENTATION

138. The Company may sue or be sued in any Court of Law by its corporate name. All powers of attorney, bonds, deeds, contracts and other documents which may have to be executed shall be signed by any person or persons authorised so to do by resolution of the Directors. The Directors may by power of attorney or resolution of Directors vest such powers and authorities and discretions (not exceeding those vested in or exercisable by the Directors themselves under these presents or under common law) for such period and subject to such conditions, as the Directors may think fit, in any person or persons or the members or any of the members of a local committee or in favour of any company or the members, directors, nominees or managers of any

- company -

company or firm, or otherwise in favour of any fluctuating body of persons whether nominated directly or indirectly by the Directors. Any such delegates or attorneys may be authorised by the Directors to subdelegate all or any of the powers, authorities and discretions for the time being vested in them.

WINDING UP

139. If the Company shall be wound up, whether voluntarily or otherwise, the liquidators may, with the sanction of a special resolution, divide among the shareholders or contributories in specie any part of the assets of the Company and may, with the like sanction, vest any part of the assets of the Company in Trustees upon such trusts for the benefit of the shareholders or contributories as the liquidators, with the like sanction shall think fit, and if thought expedient any such division may be otherwise than in accordance with the legal rights of the shareholders or contributories and in particular any class may be given preferential or special rights or may be excluded altogether or in part, but in case any division otherwise than in accordance with the legal rights of the shareholders or contributories shall be determined on, any shareholder

- or -

or contributory who may be prejudiced shall have a right to dissent and shall have ancillary rights as if such determination were a special resolution passed pursuant to the provisions of the Statutes.

INDEMNITY AND RESPONSIBILITY

140. Every Director, manager, secretary and other office or servant of the Company shall be indemnified by the Company against, and it shall be the duty of the Directors to pay out of the funds of the Company, all costs, losses and expenses which any such officer or servant may incur or become liable to by reason of any contract entered into or act or deed done by him as such officer or servant or in any way in the discharge of his duties, including travelling expenses.

141. Subject to the provisions of the Statutes, no Director, manager, secretary or other officer or servant of the Company shall be liable for the acts, receipts, neglects or defaults of any other Director or officer or servant, or for joining in any receipt or other act for conformity, or for loss or expense happening to the Company through the insufficiency or deficiency of title to any property acquired by

- order -

order of the Directors for or on behalf of the Company, or for the insufficiency or deficiency of any security in or upon which any of the moneys of the Company shall be invested, or for any loss or damage arising from the insolvency or tortious act of any person with whom any monies, securities or effects shall be deposited or for any loss or damage occasioned by any error of judgment or oversight on his part, or for any other loss, damage or misfortune whatever which shall happen in the execution of the duties of his office or in relation thereto, unless the same happen through his own dishonesty.

Exhibit 6

92-04721

MEMORANDUM
AND
ARTICLES OF ASSOCIATION
OF

SOUNDPROPS 71 (PROPRIETARY) LIMITED

NAME CHANGED FROM SOUNDPROPS 71 (PTY) LTD
TO: FIRST WESGOLD MINING (PTY) LTD

ARTICLES OF ASSOCIATION AMENDED BY SPECIAL RESOLUTION DATED 3 MAY 1995

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 2

Memorandum of association

of a company having a share capital

[Section 54 (1); regulation 17 (1) and 17 (2)]

Registration No. of company

92 04721 (07)

Paste revenue receipt here or affix revenue stamps here or impress revenue franking machine impression here

REGISTRATEUR VAN MAATSKAPPYE
PRIVAATSAK/PRIVATE BAG X45
17 -08-1992
PRETORIA 0001
REGISTRAR OF COMPANIES

1. Name

(a) The name of the Company is

SOUNDPROPS 71 (PROPRIETARY) LIMITED

(b) The name of the Company in the other official language of the Republic is

NIL

(c) The shortened form of the name of the Company is

NIL

2. Purpose describing the main business

The main business which the Company is to carry on:

"INVESTMENTS AND PROPERTY OWNING"

3. Main object

The main object of the Company is:

"To INVESTMENTS AND PROPERTY OWNING"

4. Ancillary objects excluded

The specific ancillary objects, if any, referred to in section 33 (1) of the Act, which are excluded from the unlimited ancillary objects of the Company

NIL

5. Powers

(a) The specific powers or part of any powers of the Company, if any, which are excluded from the plenary powers or the powers set out in Schedule 2 to the Act

NIL

(b) The specific powers or part of any specific powers of the Company set out in Schedule 2 to the Act, if any, which are qualified under section 34 of the Act

NIL

6. Conditions

Any special conditions which apply to the Company and the requirements, if any, additional to those prescribed in the Act for their alteration

NIL

7. Pre-incorporation contracts (if any) N/A

8. Capital

(a) *Par value*: The share capital of the Company is 1 000 rand, divided into:

(i) 1 000 ordinary par value shares of ONE rand ~~cent~~ each;

(ii) - preference par value shares of - rand/cents each; and

(iii) - redeemable preference par value shares of - rand/cents each.

(b) *No par value*:

(i) The number of no par value ordinary shares is -;

(ii) the number of no par value preference shares is -; and

(iii) the number of redeemable no par value preference shares is -

b Where one person signs the memorandum

I, GLYNIS MERIL BISHOP (Married ANC), whose occupation is
(full names)

CLERK, residing at 121 WORLD'S VIEW,
(occupation)

PROSPECT ROAD, BEREA 2198
residential address

having a business address at 8th Floor, COMMERCIAL CENTRE, JOHANNESBURG 2001
business address

and the following postal address P.O. BOX 17828, HILLBROW 2038
postal address

am desirous of forming a company in pursuance of this memorandum of association and agree to take up the number of shares in the capital of the Company, set opposite my signature below.

I also agree to pay for the par value of the shares of the Company as determined by this memorandum and to pay for the number of no par value shares of the Company, that amount determined by the Company when the shares are issued to me.

Date and signature of subscriber	Number, in words, and type of shares taken
[signature] 17-7-92	ONE HUNDRED ORDINARY SHARES AT PAR VALUE

Date and signature of witness	Particulars of witness
Perestrelo 17/7/92	Full names ROSALIE MARIA ALVES PERESTRELO Occupation CLERK Residential address 31 HIBISCUS AVENUE, ARCON PARK, VEREENIGING, 1939 Business address 8th FLOOR, COMMERCIAL CENTRE, JOHANNESBURG, 2001 Postal address P.O. BOX 17828, HILLBROW, 2038

405

Exhibit 7

JRC/CMC
B/C6401
01.03.93

ANNEXURE "C"

ARTICLES OF ASSOCIATION

(Clause 1.1)

REGISTRATEUR VAN MAATSKAPPYE
PRIVAATSAK X429 PRIVATE BAG
05 -05 - 1993
PRETORIA 0001
REGISTRAR OF COMPANIES

Please certify this copy and return to the company at PO Box 276 Benoni, 1500

JRC/CMC
B/C6404
25.02.93

PRIVATE BAG X429
05-05-1993
PRETORIA
REGISTRAR **ANNEXURE "C"**

FORM CM44A

REPUBLIC OF SOUTH AFRICA

COMPANIES ACT, NO. 61 OF 1973 (AS AMENDED)

ARTICLES OF ASSOCIATION
OF A COMPANY HAVING A SHARE CAPITAL NOT
ADOPTING SCHEDULE I
(Section 60(1); Regulation 18)

Registration No. of company
92/04721/07

NAME OF COMPANY: FIRST WESGOLD MINING (PROPRIETARY) LIMITED

A. The articles of Table B contained in Schedule to the Companies Act, No. 61 of 1973 (as amended), shall not apply to the company.

B. The Articles of the company are as follows -

1. INTERPRETATION ... /2

1. **INTERPRETATION**

In these articles of association and unless the context requires otherwise -

1.1 words importing any one gender shall include the other two genders;

1.2 the singular shall include the plural and vice versa;

1.3 a reference to natural persons shall include created entities (corporate or unincorporate) and vice versa;

1.4 any word which is defined in the Companies Act, 1973 (as amended) and is not defined in Article 1.8, shall bear that statutory meaning in these articles of association;

1.5 any word, phrase or sentence which is not defined in the Companies Act, 1973 (as amended) or in Article 1.8, shall bear its usual meaning;

1.6 each term, power or authority shall be given the widest possible interpretation;

1.7 the headings have been inserted for convenience only and shall not be used for or assist or affect their interpretation;

1.8 each of the following words and expressions shall have the meaning stated opposite it and cognate expressions shall have a corresponding meaning, namely -

1.8.1	"the Act"	the Companies Act, No. 61 of 1973 (as amended from time to time) or substitutions therefor from time to time;

1.8.2 "annual general t ... /3

1.8.2	"annual general meeting"	the annual general meeting or any adjournment thereof, as the case may be;
1.8.3	"these articles"	the company's articles of association for the time being in force;
1.8.4	"AURORA"	AURORA EXPLORATION AND DEVELOPMENT (PROPRIETARY) LIMITED, Registration No. 87/06530/07;
1.8.5	"a company"	includes an association of persons or a body corporate, as the case may be;
1.8.6	"the company"	this company;
1.8.7	"the Debenture Deed	the agreement between RMB and the company dated 2 MARCH 1993 in terms of which the company undertakes to issue to RMB, and RMB undertakes to subscribe for, certain debentures;
1.8.8	"the directors"	the directors for the time being of the company or if there is only one director, then that director;
1.8.9	"executive director"	a director who is required to devote substantially the whole of his normal working time to the services of the company in a managerial or technical capacity;
1.8.10	"FRASER ALEXANDER"	FRASER F ALEXANDER & CO (PROPRIETARY) LIMITED, Registration No. 79/01413/07;
1.8.11	"general meeting"	any general meeting of the company, including an annual general meeting, or any adjournment thereof, as the case may be;
1.8.12	"a member"	the registered holder of a share or a subscriber to the company's

Memorandum and ... /4

		Memorandum and Articles of Association;
1.8.13	"the Memorandum"	the company's Memorandum of Association for the time being in force;
1.8.14	"the office"	the registered office for the time being of the company;
1.8.15	"person"	includes a body corporate, a company or an association of persons, as the case may be;
1.8.16	"register"	the register of members kept by the company in accordance with the provisions of the Act;
1.8.17	"the Republic"	the Republic of South Africa as constituted on 31 May 1961;
1.8.18	"RMB"	RAND MERCHANT BANK LIMITED, Registration No. 68/13988/06;
1.8.19	"the RMB Loan Agreement"	the agreement between RMB and the company dated 2 MARCH 1993 in terms of which RMB undertakes to lend the company R10 000 000,00 (ten million rand);
1.8.20	"the secretary"	the secretary for the time being of the company or any person authorised to act in his place, including a person authorised by the directors to carry out any duties of the secretary;
1.8.21	"a share"	a share in the capital of the company;
1.8.22	"the Shareholders' Agreement"	means the agreement between FRASER ALEXANDER, AURORA, TIME and RMB dated 2 MARCH 1993 relating, inter alia, to their participation as members of the company or any agreement, between all the

members of ... /5

		members of the company, which replaces it;
1.8.23	"sign"	includes the reproduction of a signature by lithography, printing with an India-rubber stamp or any other mechanical process or partly the one and partly the other process and "signature" has the corresponding meaning;
1.8.24	"TIME"	means TIME MINING AND INDUSTRIAL SERVICES (PROPRIETARY) LIMITED, Registration No. 87/04572/07;
1.8.25	"writing"	autographic writing and includes, typewriting, lithography or any other mechanical process, or partly one and partly the other and however produced or communicated including a telex, fax or telegram.

1.9 Notwithstanding any provision of these articles or the Memorandum and notwithstanding the omission of any provisions from these articles the company may do anything which the Act empowers the company to do if so authorised by its articles and this shall be such authority.

2. ALLOTMENT OF SHARES

Subject to the provisions of the Act, any shares held in reserve from time to time may be allotted by the directors to the only member or, if there is more than one member, to any one or more of them and as determined by the directors and in each case -

2.1 with the preferred, deferred or other special rights;

2.2 subject to the restrictions (whether in regard to dividend, return of capital or otherwise);

2.3 with the ... /6

2.3 with the limited or suspended rights to voting permitted by the statutes,

determined from time to time by the only member or, if there is more than one member, by a general meeting.

3. **ALTERATION OF CAPITAL**

Subject to the provisions of the Act, the company may by special resolution -

3.1 increase -

3.1.1 its authorised share capital which consists of shares having a par value by an amount divided into a specified number of new shares;

3.1.2 its authorised share capital which consists of shares of no par value by increasing the number of those shares;

3.1.3 its share capital which consists of shares of no par value by transferring reserves or profits to its stated capital with or without a distribution of shares of no par value; or

3.1.4 the number of its issued shares of no par value without an increase of its stated capital;

3.2 reduce its authorised or issued share capital or stated capital or capital redemption reserve fund or share premium account in any way authorised by law;

3.3 consolidate any or all of its existing shares which are -

3.3.1 of par ... /7

3.3.1 of par value into shares of a larger par value than those existing shares; or

3.3.2 of no par value by reducing the number of those existing shares;

3.4 subdivide any or all of its existing shares having a par value into shares having a smaller par value than those existing shares;

3.5 convert -

3.5.1 any or all of its issued and paid-up share capital consisting of ordinary or preference shares having a par value into stated capital consisting of shares of no par value;

3.5.2 its stated capital consisting of ordinary or preference shares of no par value into share capital consisting of shares having a par value;

3.5.3 any or all of its shares, into preference shares which can be redeemed, subject to the provisions of Section 99 of the Act;

3.5.4 any of its shares, whether issued or not, into shares of another class;

3.6 cancel -

3.6.1 shares of par value which, at the time of the passing of a special resolution for that purpose, have not been taken or agreed to be taken by anyone and reduce its authorised capital by the nominal amount of the shares so cancelled; or

3.6.2 shares of ... /8

3.6.2 shares of no par value which have not been taken or agreed to be taken by anyone;

3.7 vary the rights attaching to any share issued or unissued.

4. VARIATION OF RIGHTS AND DEEMED MEMBERSHIP

4.1 If at any time the issued share capital is divided into different classes of shares, the rights attached to any class, unless otherwise provided by the terms of issue of that class, may not be varied except with the consent in writing of the holders of three-fourths of the issued shares of that class or with the sanction of a resolution passed at a separate general meeting of the holders of shares of that class, and the provisions of Section 199 of the Act and the provisions of these Articles shall mutatis mutandis apply to the said resolution and meeting as if the resolution were a special resolution and the meeting were a general meeting of the company. Notwithstanding the foregoing, the quorum of such a meeting shall be at least 2 (two) members, or 75% (seventy-five per centum) of the members of that class, whichever is the lesser, present in person or by their representatives, agents or proxies, holding at least one half of the issued shares of that class. A share shall be a share of a different class from another share if the two shares do not rank pari passu in every respect.

4.2 The company shall enter in the register as a member, nomine officii, the name of anyone who submits proof of his appointment as -

4.2.1 the executor of the estate of a deceased member; or

4.2.2 the trustee of an insolvent member; or

4.2.3 the curator ... /9

4.2.3 the curator or guardian of a member who is under any legal disability; or

4.2.4 the liquidator (provisional or final) of a body corporate which is a member and has been placed under liquidation; or

4.2.5 the judicial manager (provisional or final) of a body corporate which is a member and has been placed under judicial management;

and thereupon that person shall be deemed for the purpose of these articles, to be a member.

5. **SHARE CERTIFICATES AND SHARE TRANSFER FORMS**

5.1 The certificate of title to a share shall be issued in the manner and form and signed in the manner determined by the directors.

5.2 All shares which rank pari passu in every respect shall be numbered in numerical progression and be distinguished by their appropriate numbers.

5.3 Every share certificate for a share which does not fall under Article 5.2 shall be numbered in numerical progression, be distinguished by its appropriate number and bear any endorsement required by the Act .

5.4 The form for the transfer of a share shall be in writing in a form approved by the directors and shall be signed, if there are no statutory provisions to the contrary, by the transferor and the transferee in the manner approved by the directors who nevertheless may waive the signature of the transferee.

5.5 The transferor ... /10

5.5 The transferor of a share shall be deemed to remain a member until the name of the transferee is entered in the register in respect of that share.

6. GENERAL MEETINGS

6.1 Subject to the provisions of the Act -

6.1.1 not less than 21 (twenty-one) clear days' notice in writing of an annual general meeting or of a general meeting at which a special resolution is to be proposed, shall be given to all members, provided that members may waive or consent to short notice of general meetings in accordance with the provisions of the Act;

6.1.2 not less than 14 (fourteen) clear days' notice in writing of any other general meeting shall be given to all members.

6.2 The notice of a general meeting shall state -

6.2.1 the place, day and hour of that meeting (all of which shall be determined by the directors);

6.2.2 in the case of a meeting at which business other than "routine business" is to be transacted, the general nature of that business. For the purposes of this article, "routine business" means the following business at a general meeting -

6.2.2.1 consideration of the company's annual financial statements;

6.2.2.2 the declarati ... /11

6.2.2.2 the declaration or confirmation of the declaration of a dividend;

6.2.2.3 determination of the remuneration of the auditors or the manner in which such remuneration is to be determined.

6.3 No business shall be transacted at a general meeting unless a quorum is present at the commencement of and throughout the meeting.

6.4 AURORA, FRASER ALEXANDER, TIME and RMB present in person or by proxy shall be a quorum for a general meeting.

6.5 If within 30 (thirty) minutes after the time appointed for such meeting (or within such longer time as the members present may agree) a quorum is not present, the meeting shall be adjourned until the same time on the third business day after that meeting at the same place, and at an adjourned meeting, the directors present shall constitute a quorum.

6.6 A company or other body corporate present at a meeting by its duly appointed representative shall be deemed to be personally present at the meeting and such representative shall enjoy all the powers conferred upon a representative under the provisions of Section 188 of the Act.

6.7 The chairman of the board of directors shall be the chairman of a general meeting.

6.8 If there be no chairman of the board of directors or if at a general meeting the chairman of the board of directors is not willing to act or is not present within 10 (ten) minutes after the time appointed for the holding of that meeting then the directors who are at that

meeting shall ... /12

meeting shall choose one of them to be chairman of the meeting, or if no director is present or if all the directors present at that meeting refuse to act as the chairman of that meeting, then the members present at it shall choose a person who is present to be the chairman of that meeting.

6.9 Subject to the provisions of the Act, the chairman of a general meeting, with the consent of that meeting, may adjourn it from time to time and from place to place.

6.10 No business shall be transacted at any adjourned general meeting other than the business set out in the notice of such adjourned meeting referred to in Article 6.5.

6.11 Subject to any special conditions as to voting set out in the Shareholders' Agreement or on which any share is allotted -

6.11.1 on a show of hands at a general meeting, each member who is entitled to vote on a resolution proposed at that meeting and is an individual who is present in person, or who is a company or body corporate which is deemed to be present and whose representative is not himself a member entitled to vote at that meeting, shall have only one vote on that resolution;

6.11.2 on a poll at a general meeting, each member who is entitled to vote on a resolution proposed at that meeting and is an individual who is present in person or is represented by a proxy, or who is a company or a body corporate which is deemed to be present or is represented by a proxy, shall have one vote on that resolution for each share of which that member is the registered holder.

6.12 At any ... /13

6.12 At any general meeting a resolution put to the vote of the members shall, except in the case of a special resolution, be decided by a majority of votes, subject to the provisions of the Shareholders' Agreement. The number of votes required to approve a special resolution shall be the number required by the Act.

6.13 In the case of an equality of votes, the chairman of the meeting shall not have a casting vote in addition to the vote or votes to which he may be entitled as a member.

6.14 Any person referred to in Article 4.2 may vote at any general meeting in respect of each share referred to in that article as if he is its registered holder if at least 2 (two) hours before the time for the holding of that general meeting he satisfies the directors that he is entitled to the transfer of that share in terms of Article 4.2 or if the directors have previously admitted his right to do so.

6.15 A poll may be demanded on any question, save the election of the chairman, by

6.15.1 the chairman; or

6.15.2 a member or members representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

6.15.3 a member or members entitled to vote at the meeting and holding in aggregate not less than one-tenth of the issued share capital of the company;

and such demand may be made either before or immediately after the result of a show of hands is declared.

6.16 If a ... /14

6.16 If a poll is duly demanded it shall be taken in such manner as the chairman shall decide and either at once, or, if the chairman shall think fit, after an interval or adjournment or otherwise, provided that a poll on the question of an adjournment shall be taken at the meeting, without adjournment. No notice need be given of a poll not taken immediately. The demand for a poll shall not prevent the continuation of the meeting for the transaction of any business other than the question upon which the poll is demanded.

6.17 Where a share is held jointly by 2 (two) or more members any one of such persons may vote in person or by representative, proxy or agent as if such person were solely entitled to such share, but if more than 1 (one) of the joint holders be present in person or by representative, proxy or agent, that one of the said persons whose name stands first in the register in respect of such share or the representative, proxy or agent of such person, as the case may be, shall alone be entitled to vote in respect of such share; and where there are several executors or administrators of a deceased member who are entitled to vote then such executors and administrators shall for the purpose of this Article be deemed to be joint holders of the share of the deceased.

7. **PROXIES**

7.1 A proxy need not be a member.

7.2 A member may appoint more than one proxy.

7.3 The holder of a power of attorney given by a member which authorises that holder to do so, may be a proxy in terms of that power of attorney and attend and vote for that member at a general meeting or may, if that power of attorney authorises him to do so,

appoint a ... /15

appoint a proxy to attend and vote for that member at a general meeting.

7.4 Subject to Article 7.3, the form appointing a proxy shall be in writing and in the case of -

7.4.1 an individual shall be signed by him or his legal representative;

7.4.2 a company or a body corporate, shall be signed in the manner which is binding on it in terms of its articles of association or constitution as the case may be.

7.5 A proxy shall be entitled to vote on a show of hands and on a poll at a general meeting.

7.6 Any power of attorney, or any form appointing a proxy and the power of attorney or other authority (if any) under which that form of proxy is signed (or a notarially certified copy of that power of attorney or other authority), shall be deposited at the office not less than 15 (fifteen) minutes before the time appointed for the holding of the general meeting or adjourned general meeting at which the person named in that power of attorney or proxy proposes to vote.

7.7 Any form appointing a proxy, whether for a specified general meeting or otherwise -

7.7.1 need not be witnessed;

7.7.2 shall be so worded as to enable the holder of that proxy to vote either for or against the resolutions to be proposed at the general meeting at which it is to be used, or to abstain from voting in respect of any particular resolution;

7.7.3 shall be, ... /16

7.7.3 shall be, as nearly as circumstances will permit, in the form set out below or in any other form permitted by the Act and approved by the directors :-

"FIRST WESGOLD MINING (PROPRIETARY) LIMITED

I/We ____

of ____

being a member of the above company, hereby appoint

____________________ as my/this company's proxy to vote for me/it and on my/its behalf as follows :-

	FOR	AGAINST	ABSTAIN
RESOLUTION			
RESOLUTION			
RESOLUTION			

(If columns 1,2 and 3 are not completed then my/this company's proxy may vote or abstain from voting as that proxy deems fit)

at the general meeting of the company to be held at

__________________ on ______________________ 19____ and at each adjournment thereof.

Signed this ________ day of ______________________________

____
Signature

A member entitled to attend and vote at the abovementioned meeting is entitled to appoint one or more proxies (none of whom need be a member

of the ... /17

of the company) to attend and speak and vote at the abovementioned general meeting in place of that member."

7.8 Unless the contrary is stated thereon, the form appointing a proxy shall be valid for each adjournment of the general meeting to which it relates.

7.9 Except insofar as the form appointing a proxy indicates otherwise, it shall be deemed to include -

7.9.1 the right to demand or join in demanding a poll; and/or

7.9.2 except and to the extent to which the proxy is specially directed to vote for or against or to abstain from voting on any proposal, the power generally to act for the member giving that proxy at the general meeting in question.

8. **RESOLUTIONS PASSED BY SIGNATURE OF ALL MEMBERS**

8.1 Subject to the provisions of the Act, an ordinary resolution in writing signed by all members entitled to attend and vote at a general meeting shall be as valid and effective as if it had been passed at a general meeting properly held on the date on which the last signature to the resolution is affixed.

8.2 Such resolution may consist of several documents in the same form, each of which is signed, in terms of this article, by one or more members and shall be deemed (unless a statement to the contrary is made on that resolution) to have been passed on the date on which it was signed by the last member doing so.

9. RECORDS OF ... /18

9. **RECORDS OF MEMBERS' RESOLUTIONS**

9.1 The directors shall cause a record to be made of the proceedings at every general meeting, including all resolutions passed at such meetings, and shall cause such record and all resolutions passed in terms of Article 8 to be inserted in a book provided for that purpose.

9.2 Any copy of any record or resolution referred to in Article 9.1, which purports to be signed by any director or the secretary, shall be prima facie evidence of the matters stated therein.

10. **DIRECTORS**

10.1 Until otherwise determined by the company in general meeting the number of directors shall not be more than 7 (seven).

10.2 For so long as FRASER ALEXANDER holds any shares in the issued and paid up share capital of the company it shall be entitled to appoint 2 (two) directors to the board of directors of the company, and one or more alternates to those directors, and shall be entitled to remove, replace and fill any vacancy in any of those appointments.

10.3 For so long as AURORA holds any shares in the issued and paid up share capital of the company it shall be entitled to appoint 2 (two) directors to the board of directors of the company, and one or more alternate to those directors, and shall be entitled to remove, replace and fill any vacancy in any of those appointments.

10.4 For so long as TIME holds any shares in the issued and paid up share capital of the company it shall be entitled to appoint 1 (one) director to the board of directors of the company, and one or more

alternate to ... /19

alternate to that director, and shall be entitled to remove, replace and fill any vacancy in any of those appointments.

10.5 For so long as -

10.5.1 any amount is due by the company to RMB in terms of the RMB Loan Agreement or in terms of the Debenture Deed, RMB shall be entitled to appoint 2 (two) directors to the board of directors of the company, and one or more alternates to those directors, and shall be entitled to remove, replace and fill any vacancy in any of those appointments;

10.5.2 RMB holds any shares in the issued and paid up share capital of the company it shall be entitled to appoint 2 (two) directors to the board of directors of the company, and one or more alternate to those directors, and shall be entitled to remove, replace and fill any vacancy in any of those appointments.

10.6

10.6.1 The continuing directors may act, notwithstanding any vacancy in their number, but if and for so long as their number is reduced below the number of directors determined in terms of Article 10.1 the continuing director(s) may act only to fill the vacancy(ies) or increase the number of directors to the required minimum or convene a general meeting for that purpose.

10.6.2 If there is no director, or no director able or willing to act for the purpose of Article 10.6.1 then any member may convene a general meeting for such purpose.

10.7 A general ... /20

10.7 A general meeting or the directors may fill any vacancy in the directors or appoint additional directors, provided that the number of directors does not exceed the number of directors determined in terms of Article 10.1.

10.8 Directors shall not be required to hold any shares in the company to qualify them for appointment as directors.

10.9 The remuneration of the directors, in their capacities as directors, shall be determined from time to time by a general meeting.

10.10 The directors shall be refunded the travelling and other expenses incurred by them in and about the company's business which are authorised by the directors.

10.11 Subject to the provisions of the Act, a director may be or become a director or officer of any subsidiary of the company or any company which is controlled by it or of which it is a member or in which it has a financial interest.

10.12 10.12.1 A director may act, or any firm of which he is a member may act, in a professional capacity (other than that of auditor) for the company and he or his firm shall be entitled to remuneration for those professional services.

10.12.2 No director shall account to the company for any remuneration or any other benefit, received by him or his firm, referred to in Article 10.12.1.

10.13 10.13.1 The directors may exercise the voting rights conferred by the shares held by the company in any other company or exercisable by them as directors of that other company in favour of any resolution appointing

any of ... /21

any of them as a director or officer of that other company.

10.13.2 A director may vote in favour of the exercise of those voting rights, notwithstanding that he may be or is about to become a director or officer of that other company and therefore is or may become interested in the exercise of those voting rights.

10.14 Subject to the provisions of the Act, in particular Sections 234 to 240 inclusive, a director -

10.14.1 shall be included in the quorum for a meeting of directors at which a resolution in which he is interested is proposed;

10.14.2 shall be entitled to vote on that resolution.

11. **DIRECTORS' CESSATION OF OFFICE**

11.1 A director shall cease to be a director on the happening of any of the following events -

11.1.1 if his estate is finally sequestrated;

11.1.2 if he files a petition for the surrender of his estate as insolvent;

11.1.3 if he is placed under curatorship by any court of competent jurisdiction;

11.1.4 if he is removed under Article 11.2;

11.1.5 if he ... /22

11.1.5 if he delivers a notice of his resignation at the office with effect from the date on which that notice is delivered or any later date stated in that notice to which the directors agree;

11.1.6 if a written notice to that effect signed by members holding not less than 51% (fifty one per centum) of the shareholders' voting rights in terms of the Shareholders' Agreement is delivered at the office with effect from the date stated in that written notice;

11.1.7 if he is removed by resolution signed by all his co-directors.

11.2 Notwithstanding the provisions of these articles or of any contract between the company and a director, a general meeting, by an ordinary resolution of which notice has been given in accordance with the Act, may remove a director from office at any time.

11.3 If the company in general meeting removes any director in terms of Articles 11.1 or 11.2, then the vacancy so created shall be filled only in terms of Articles 10.2, 10.3, 10.4 or 10.5 (as the case may be).

11.4 Nothing in this Article 11 shall be construed as depriving a director removed under this Article 11 of compensation or damages which may be payable to him in respect of the termination of his appointment as director or of any other appointment terminating as a result of his appointment as a director.

12. <u>ALTERNATE DIRECTORS</u>

12.1 Any director may appoint any person (including a director) to be his alternate and may at any time terminate any such appointment.

12.2 Any appointment ... /23

12.2 Any appointment in terms of Article 12.1 (or any appointment of an alternate director in terms of Articles 10.2, 10.3, 10.4 or 10.5 as the case may be) shall ipso facto terminate on the happening of any event stated in Article 11 or if the person making that appointment ceases to be a director.

12.3 Subject to his advising the company of an address at which notices may be served upon him, each alternate director shall be entitled -

12.3.1 to receive notice, in terms of Article 13.3, of each meeting of directors;

12.3.2 to attend each meeting of directors;

12.3.3 in the absence of the director to whom he is an alternate, generally to exercise all the other rights of that director at that meeting.

12.4 An alternate director may act as an alternate to more than one director and in that event, shall be entitled -

12.4.1 at any meeting of directors which he attends, to the same number of votes in respect of each director to whom he is an alternate and who is not present at that meeting as that to which the director in question is entitled; or

12.4.2 to the same number of votes in respect of each director to whom he is an alternate as that to which the director in question is entitled on a resolution which he signs in place of each director to whom he is an alternate in terms of Article 14.

12.5 The company ... /24

12.5 The company may pay an alternate director any remuneration or expenses which could be paid to a director, determined in terms of Articles 10.9 or 10.10.

13. **DIRECTORS' MEETINGS**

13.1 The directors may meet (only at a place in the Republic), adjourn and otherwise regulate the holding of and the proceedings at their meetings as they deem fit and they may determine what notice is to be given of their meetings and the means of giving that notice.

13.2 A director may at any time, and the secretary on the request of a director shall, convene a meeting of directors.

13.3 Notice of meetings of directors shall be given to all directors and alternate directors whether or not they are in the Republic on the date on which notice is given and which notice may be given either by letter or by telex or facsimile and shall include brief details of the matters to be dealt with at the proposed meeting of directors.

13.4 The chairman of the board of directors of the company shall be appointed by the board of directors who shall determine the period for which he is to hold office.

13.5 If a chairman of the board of directors is not elected, or at any meeting of directors he is not present at the time appointed for holding that meeting, then the directors present at that meeting shall choose one of them to be the chairman of that meeting.

13.6 The quorum for a meeting of directors shall be one director appointed by each of AURORA, FRASER ALEXANDER, TIME and RMB.

13.7 If within ... /25

13.7 If within 30 (thirty) minutes after the time appointed for such meeting (or within such longer time as the directors present may agree) a quorum is not present, the meeting shall stand adjourned until the third business day after that meeting at the same place. At an adjourned meeting, the directors present shall constitute a quorum.

13.8 Any question arising at a meeting of directors shall be decided by a majority of the votes cast on it, with each director having the number of votes specified in the Shareholders' Agreement.

13.9 In the event of a deadlock on any resolution proposed at a meeting of directors or which is to be signed in terms of Article 14, the chairman shall not have a casting vote.

13.10 A meeting of directors at which a quorum is present may exercise any or all of the powers for the time being vested in or exercisable generally by the directors under these articles or the Act.

14. **DIRECTORS' ROUND ROBIN RESOLUTIONS**

14.1 A resolution in writing signed by all the directors who are then in the town where the office is situated (provided that, if a director is not so present but has an alternate who is then in that town, that resolution is signed by him) who are not less than a quorum for a meeting of directors, and which resolution having been inserted in the record book referred to in Article 15.1 shall be as valid and effective as if it had been passed at a meeting of directors.

14.2 The resolution referred to in Article 14.1 may consist of one or more documents in the same form each of which is signed by one or more of the directors concerned or by their respective alternates in terms of Article 14.1.

15. **RECORDS OF ... /26**

15. RECORDS OF DIRECTORS' RESOLUTIONS

15.1 The directors shall cause a record to be made of the proceedings at every meeting of directors, including all resolutions passed at such meetings, and shall cause such record and all resolutions passed in terms of Article 14 to be inserted in a book provided for that purpose.

15.2 Any copy of any record or resolution referred to in Article 15.1 which purports to be signed by any director or the secretary, shall be prima facie evidence of the matters stated therein.

16. POWERS OF DIRECTORS

16.1 The management of the company's business and its control shall be vested in the directors who, in addition to all powers expressly conferred upon them by the Act or these articles, may exercise all the powers and do whatever may be necessary or done by the company; provided that such business and/or control are not in terms of the Act or by these articles or by the Shareholders' Agreement expressly directed or required to be exercised or done by a general meeting. This article shall be construed liberally.

16.2 No resolution passed by a general meeting shall invalidate any prior act of the directors which would have been valid if that resolution had not been passed.

16.3 The general powers given by Article 16.1 shall not be limited or restricted by any special power given to the directors by these articles.

16.4 Subject to any restriction contained in the Shareholders' Agreement, the directors may from time to time at their discretion

raise or ... /27

raise or borrow or secure the payment of any sum or sums of money for the purposes of the company as they see fit.

16.5 Subject to any restriction contained in the Shareholders' Agreement, the directors may raise, or secure the repayment, of moneys borrowed by the company in such manner and upon such terms and conditions in all respects as they think fit, and in particular may pass mortgage bonds or issue debentures or debenture stock of the company, whether unsecured or secured by all or any part of the property of the company, whether present or future.

16.6 The directors may delegate (either collaterally with or to the exclusion of their own powers) to anyone any of their powers on the terms and conditions and subject to the restrictions which they deem fit and may from time to time vary or cancel any such delegation of powers.

16.7 The directors may delegate any of their powers to a committee or committees consisting of such member or members of their body as they think fit. Any committee so formed shall, in the exercise of the powers so delegated conform to any rules issued by the directors from time to time.

16.8 A committee may elect a chairman of its meetings. If no such chairman is elected, or if at any meeting the chairman is not present within 10 (ten) minutes after the time appointed for holding the same, the members present may elect 1 (one) of their number to be chairman of such meeting.

16.9 A committee may meet and adjourn as it may think fit. Questions arising at any meeting shall be determined by a majority of votes of the members present, and in the event of an equality of votes the chairman shall have no second or casting vote.

16.10 Any director ... /28

16.10 Any director who serves on any committee or who devotes special attention to the business of the company in such capacity may be paid such extra remuneration, in addition to any other remuneration to which he may be entitled as a director, by way of salary or otherwise as the directors may determine.

16.11 The directors may at any time by power of attorney appoint any person(s) to be the agent or attorney of the company for such purposes and with such powers, authorities and discretions and for such periods and upon such conditions as the directors think fit, with power of delegation and substitution, and any such appointment may be made in favour of any company or firm or in favour of any varying body of persons.

17. DIVIDENDS

17.1 Subject to the provisions of the Debenture Deed, the directors may declare final or interim dividends as they deem fit from time to time.

17.2 A general meeting may declare final dividends, provided that the amount thereof shall not exceed the amount recommended by the directors.

17.3 No dividend shall be payable except out of the company's profits which are available for the payment of that dividend.

18. DISTRIBUTABLE RESERVES AND CAPITALISATION

18.1 The directors may transfer from time to time to the company's distributable reserves the amounts which they deem fit out of the company's profits which are available for distribution as a dividend.

18.2 Any amount ... /29

18.2 Any amount transferred in terms of Article 18.1 may be applied, in the discretion of the directors, for any purpose to which the company's profits may properly be applied and, pending that application, may be employed in the company's business without being kept separate from its other assets, or may be invested.

18.3 The directors may from time to time divide as they deem fit, any distributable reserve created in terms of Article 18.1 into any number of specified reserves or consolidate any or all of such reserves.

18.4 The company may appropriate any sum forming part of the undivided profits which stand to the credit of the reserves of the company or which are otherwise available for dividend -

18.4.1 in pursuance of a special resolution, to Share Capital Account in terms of Article 3.1.3;

18.4.2 in pursuance of an ordinary resolution, to a non-distributable reserve designated for the purpose, if such sum does not at such time form part of a non-distributable reserve.

18.5 No non-distributable reserve, including a non-distributable reserve created in terms of Article 18.4.2 and any sum standing to the credit of Share Premium Account, shall be set free and paid to members except by means of a reduction of capital or in terms of Article 18.6.

18.6 The reserves of the company, including the non-distributable reserves, may at any time be applied in paying up shares of the company and in issuing such shares to the members of the company in accordance with the provisions of these Articles relating to the issue of shares. Any such shares may be distributed among existing holders of the class of shares to which such shares

belong pro ... /30

belong pro rata to their existing holdings, or may be dealt with in such other manner as the company or the directors, as the case may be, may, subject to these Articles, determine: provided that any such issue is made in such proportions as will ensure that the voting rights of AURORA, FRASER ALEXANDER, TIME and RMB in terms of the Shareholders' Agreement are not affected.

18.7 If any difficulty arises in the issue of any shares in terms of Article 18.6 the directors may settle the same as they think expedient, and in particular they may issue certificates, fix the value for distribution of such shares, make cash payments to any holders of shares on the basis of the value so fixed in order to adjust rights, and vest any shares or assets in trustees upon trust for the persons entitled to participate in such issue as may seem just and expedient to the directors.

19. **NOTICES TO MEMBERS**

19.1 A notice to a member shall be given or served personally on him or sent to him through the post in a prepaid registered envelope addressed to him at his address as shown in the company's register of members or, if the member has authorised the company to do so, by a telefax sent to that member at the telefax number referred to in that authority.

19.2 Each notice -

19.2.1 posted in terms of Article 19.1 shall be deemed to have been served 5 (five) days after it is posted;

19.2.2 given by telefax in terms of Article 19.1 shall be deemed to have been received 24 (twenty-four) hours after it is sent.

20. VALIDITY OF ... /31

20. VALIDITY OF ACTS

20.1 Accidental omission to give notice of any general meeting to any member of the company or the non-receipt of such notice by any member shall not invalidate any resolution passed at any such meeting.

20.2 All acts done at any meeting of the directors or at any executive or other committee of the directors, or by any person acting as a director, shall, notwithstanding that it shall afterwards be discovered that there was some defect in the appointment of the director or persons acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified to be a director.

20.3 No provision of these Articles and no regulation prescribed by the company in general meeting shall retrospectively invalidate any prior act of the directors which would have been valid had such Article or regulation not been enacted.

21. DIRECTOR'S INDEMNITY

21.1 Subject to the provisions of Sections 247 and 248 of the Act, every director, manager, secretary and other officer or employee of the company shall be indemnified and held harmless by the company against, and it shall be the duty of the directors out of the funds of the company to pay, all costs, losses and expenses, including travelling expenses, which any such officer or employee may incur or become liable to pay by reason of any contract entered into, or any act or omission done or omitted to be done by him in the discharge of his duties or in his capacity as such officer or employee.

21.2 Subject to ... /32

21.2 Subject to the provisions of the Act, no director, manager, secretary or other officer or employee of the company shall be liable for any act or omission of any other officer or employee of the company; or for joining in any receipt or other act; or for any loss or expense suffered by the company in consequence of any absence of, or any defect in, any title to any property acquired by order of the directors for or on behalf of the company; or for any absence of, or defect in, any security upon which any of the moneys of the company shall be invested; or for any loss or damage arising from the insolvency or delictual act of any person with whom any moneys, securities or assets shall be deposited; or for any loss or damage occasioned by any error of judgment or oversight on the part of such officer or employee; or for any other loss, damage or misfortune whatever which shall happen in or in relation to, the execution of his office or employment unless the same be attributable to his own negligence, default, breach of duty or breach of trust.

22. PRIVATE COMPANY PROVISIONS

22.1 Notwithstanding anything to the contrary in these articles but subject to the provisions of Articles 4 and 23.6 and the Shareholders Agreement, the directors, in their absolute discretion and without giving any reason therefor, may refuse to register the transfer of a share and in such event they shall give notice of such refusal to the proposed transferor and transferee within 1 (one) month after the date on which the relevant transfer form is lodged at the office.

22.2 Under no circumstances shall the number of members be permitted at any time to exceed 50 (fifty) (exclusive of persons who are in the employment of the company and of persons who having been formerly in the employment of the company were, while in such employment, and have continued after the termination of such

employment to ... /33

employment to be, members of the company). Where two or more persons hold one or more shares of the company jointly they shall be treated as a single member.

22.3 No offer shall be made to the public to subscribe for any shares in or debentures of the company.

23. PRE-EMPTIVE PROVISIONS

23.1 Any share may be transferred to -

23.1.1 a bona fide nominee;

23.1.2 from one bona fide nominee to another bona fide nominee;

of the holder of that share provided that there is no change in the beneficial ownership of that share.

23.2 Subject to Article 23.1, and to the provisions of the Shareholders' Agreement and notwithstanding anything to the contrary contained in these articles, a member ("the offeror") shall not be entitled to sell, alienate or in any other manner dispose of or transfer any share unless -

23.2.1 all the shares ("the shares") beneficially owned by the offeror in;

and

23.2.2 all the offeror's loans ("the loans") to the company;

have first ... /34

have first been offered in writing to the other member ("the offeree") or if there is more than one member, to the other members ("the offerees") pro rata to their respective shareholdings.

23.3 The offer referred to in Article 23.2 shall -

23.3.1 be irrevocable for a period of 30 (thirty) days after the date of its receipt by the offeree(s);

23.3.2 if the offeror has received a third party offer which it wants to accept, be at a price for the shares and the loans specified in that third party offer;

23.3.3 in all other cases, be at a price -

23.3.3.1 in the case of the shares, specified by the offeror in the offer;

and

23.3.3.2 in the case of the loans, be the par value thereof;

23.3.4 be subject to the conditions that -

23.3.4.1 the whole and not a part only of the offer is accepted;

23.3.4.2 the purchase price is payable in cash (in the currency of the Republic) against registration of transfer of the shares and cession of the loan accounts to the offeree(s) in the applicable proportions;

23.3.5 not be ... /35

23.3.5 not be subject to any other terms or conditions of any nature whatever without the prior written consent of (all) the offeree(s).

23.4 If there is more than one offeree and any one of them does not accept the offer to purchase his/its proportionate share of the shares and the loans, then the remaining offerees shall be entitled within 7 (seven) days after -

23.4.1 they have all been notified of that fact;

or

23.4.2 the expiration of the 30 (thirty) day period;

whichever is the earlier, to purchase a proportionate share of the shares and the loans at the price and on the conditions stated in Article 23.3 and so on, until all the offerees have or have not exercised their right to accept the offer.

23.5 Should the offeree(s) not accept the whole of the offer, then the offeror will be entitled, within 30 (thirty) days after that non-acceptance, to sell and transfer all (but not a part only) of the shares and the loans which are the subject of the offer to a bona fide third party but only at a price which is not less than that referred to in the offer and on the same conditions stated in Article 23.3.

23.6 Should a sale be made by the offeror in terms of Article 23.3, the directors shall be obliged to register the transfer of the shares and the loans unless -

23.6.1 they have not been satisfied in such manner as they may reasonably require that that sale is bona fide and conforms to the requirements of this article;

or ... /36

or

23.6.2 they have good grounds (which shall be given) for stating that the admission of the proposed transferee is not in the interests of the company.

23.7 Should the offeror not sell all the shares and loans within the 30 (thirty) days referred to in Article 23.3, then the provisions of this Article 23 shall again apply, mutatis mutandis, to all the offeror's shares in and loans to the company.

23.8 The aforegoing provisions shall apply except to the extent that the members unanimously agree to the contrary generally or specifically.

Exhibit 8

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 26

Special resolution

(Section 200)
(To be lodged in duplicate)

Revenue stamp or revenue franking machine impression R80

1995 -08- 23
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registration No. of company
92/04721/07

Name of company FIRST WESGOLD MINING (PROPRIETARY) LIMITED

Date notice given to members N/A 19__ Date resolution passed 23 AUGUST 19 95

Special resolution passed in terms of section 75 & 62 (1) of the Act/*paragraph - of the memorandum/ *article 3 of the articles.

~~Copy of notice convening meeting attached.~~
~~Consent to waive period of notice of meeting (CM 25) attached/*not attached.~~ Consent to propose and pass special resolutions at Meeting of which notice has not been given (form CM25A) attached

CONTENTS OF RESOLUTION (Use reverse side if necessary)

Resolved:

REFER TO ANNEXURE

Rubber stamp of company, if any or of secretaries.

Date 23 AUGUST 1995 Signature David Haddon
~~Director~~/Secretary/~~Manager~~

Name (in block capitals) D J HADDON

*Delete whichever not applicable.

To be completed by company.

Herewith copy of special resolution as registered.

Registration No. of company
92/04721/07

Name of company FIRST WESGOLD MINING (PROPRIETARY) LIMITED

Postal address P O BOX 82291
SOUTHDALE 2135

Not valid unless stamped by Registrar of Companies.

Special resolution registered this day

Date stamp of Companies Registration Office
REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
Registrar of Companies

1995 -08- 23

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

448

Horlors Stationery

(Revised April 1980) Horlors - Reproduced under Government Printer's Copyright Authority 5025 of 6.10.75

1. **RESOLVED AS A SPECIAL RESOLUTION** that the authorised share capital of the company be increased from R500 000 divided into 50 000 000 ordinary shares of R0,01 each to R500 100 by the creation of 10 000 new variable rate cumulative redeemable preference shares of R0,01 each, carrying the special rights and subject to the special conditions contained in the new Article 25 which is to be added to the company's Articles of Association by special resolution No. 2.

2. **RESOLVED AS A SPECIAL RESOLUTION** that subject to the passing and registration of special resolution No. 1, the company's Articles of Association be amended by adding the following new Articles 24 and 25 thereto:

"24. The company's share capital is, as at the date of the passing of the special resolution adopting this new Article 24, R500 100 (five hundred thousand and one hundred Rand) divided into 50 000 000 (fifty million) ordinary shares of R0,01 (one cent) each and 10 000 (ten thousand) variable rate cumulative redeemable preference shares of R0,01 (one cent) each, carrying the special rights and subject to the special conditions contained in Article 25.

25. Each of the 10 000 (ten thousand) variable rate cumulative redeemable preference shares of R0,01 (one cent) each ("the preference shares") shall carry the following rights and be subject to the following conditions -

25.1 the right to receive out of the profits of the company which the company determines to distribute from time to time and in priority to all other shares for the time being issued by the company, a cumulative preference dividend calculated on the subscription price (being the par value plus the premium at which each preference share was issued) at a rate determined by the directors from time to time. Such dividend shall be referred to herein as "the preference dividend";

25.2 the preference dividend shall be calculated and paid half-yearly on 31 December and 30 June of each year (or the next business day should such day fall during a weekend or on a public holiday) and on the redemption date determined in terms of Article 25.7. The first preference dividend shall be calculated from the date of the allotment and issue of the preference shares to 31 December 1995, both days included. The last preference dividend shall be calculated from the day following the last day of the preceding dividend period until the redemption date, both days included;

25.3 the right on a winding up of the company or on a repayment of capital, to the repayment of the subscription price paid in respect of the preference shares together with the preference dividend (whether declared or not) calculated to the date of repayment, in priority to any other shares for the time being issued by the company;

25.4 save as set out in Articles 25.1 and 25.3, the preference shares shall not be entitled to any further participation in the profits of the company or any distribution of the assets or capital of the company;

25.5 the holder(s) of a preference share shall be entitled to receive notice of and to attend each general meeting of the company but

shall, in accordance with the provisions of Section 194 of the Act, not be entitled to vote at any such meeting unless -

25.5.1 the preference dividend in respect of any period or any redemption moneys are in arrear and unpaid for more than seven days on the date upon which the notice convening that general meeting is given to members of the company, in which event the holder of each preference share shall be entitled to vote on all resolutions to be proposed at that meeting; or

25.5.2 if Article 25.5.1 does not apply, a resolution is proposed -

25.5.2.1 for the reduction of the company's share capital or share premium; or

25.5.2.2 for the cancellation of any of the preference shares; or

25.5.2.3 for the authorisation of the disposal of the whole or substantially the whole of the company's undertaking or the whole or a major part of the company's assets; or

25.5.2.4 which, directly or indirectly and adversely affects any of the rights or conditions set out in this Article,

in which event the holder(s) of preference shares shall be entitled to vote on that resolution only: provided that the rights and conditions attaching to the preference shares shall not be deemed to be adversely affected by the creation or allotment of any further shares unless those new shares rank as regards participation in the profits or assets of the company in some or in all respects in priority to the preference shares;

25.6 if any holder of a preference share is entitled to vote in terms of Article 25.5, then on each resolution on which that holder is entitled to vote, that holder shall if present in person, have 1 (one) vote on a show of hands and if present in person or by proxy, have 1 (one) vote on a poll for each preference share in respect of each resolution on which he is entitled to vote;

25.7 subject to the provisions of the Act, the company shall redeem the preference shares on a date determined by the directors, provided that the preference shares shall be redeemed by no later than 3 (three) years and 1 (one) day after their date of issue (or the next business day should such day fall on a weekend or on a public holiday) (the "final redemption date"), in accordance with the following provisions -

25.7.1 all the preference shares shall be redeemed on the same date;

25.7.2 the preference shares shall be redeemed at their subscription price and the redemption moneys shall be paid subject to and in terms of Article 25.7.5;

459

Bm

25.7.3 there shall be paid on the preference shares all preference dividends (including any which are in arrear) accrued in respect of those preference shares up to and including the date determined for their redemption, which preference dividend shall be paid subject to and in terms of Article 25.7.5;

25.7.4 if the directors determine that the preference shares are to be redeemed before the final redemption date, the company shall give 30 (thirty) days' notice of redemption of the preference shares to the registered holder(s) of the preference shares, which notice shall specify the time and place for payment of the redemption moneys and preference dividends due and specify an address for surrender to the company of the share certificates for the preference shares;

25.7.5 upon surrender to the company of the share certificate(s) for the preference shares by the registered holder(s) of the preference shares, the company shall pay to the registered holder(s) of the preference shares or their duly authorised agents, the amounts payable in terms of Articles 25.7.2 and 25.7.3;

25.8 should the company for any reason fail to pay any preference dividend, whether declared or not, on a due date, or fail to pay the redemption moneys together with any preference dividend then outstanding on the redemption date, the unpaid preference dividend or redemption moneys, as the case may be, shall bear interest at a rate equal to 59% (fifty-nine per centum) of the prime rate, being the publicly quoted basic rate of interest per annum (as certified by any General Manager of The Standard Bank of South Africa Limited whose appointment and authority it shall not be necessary to prove) at which The Standard Bank of South Africa Limited lends on overdraft, from the day after the due date in question, to the date of payment of the overdue amount by the company (both days included). The interest shall be compounded and payable monthly in arrear;

25.9 the rights and conditions attaching to the preference shares may be varied or cancelled by means of a special resolution passed by the company with -

25.9.1 the consent in writing of the holder(s) of all the preference shares concerned; or

25.9.2 the sanction of a resolution passed in the same manner, mutatis mutandis, as a special resolution of the company, at a separate class general meeting of the holder(s) of the preference shares;

25.10 the company shall not be liable to a holder of preference shares for interest on any unclaimed preference dividend or redemption moneys.

PAYMENT OF FEES ON INCREASE OF CAPITAL
(Section 75(3))

Paste revenue receipt here

or

Affix revenue stamps here

or

Impress revenue franking machine impression here

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES 1995 -08- 23 REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registration No. of Company
92/04721/07

Name of Company FIRST WESGOLD MINING (PROPRIETARY) LIMITED

INCREASE OF PAR VALUE SHARE CAPITAL

Existing capital	Amount of increase	Amount of total capital after increase
R 500 000	R 100	R 500 100

DIVISION OF SHARE CAPITAL

Existing number of shares			Number of shares being increased			Total number of shares after increase		
Number of shares	Class of shares	Nominal amount of each share	Number of shares	Class of shares	Nominal amount of each share	Number of shares	Class of shares	Nominal amount of each share
50000000	ORD	R0,01	10000	VAR. RATE CUM. PREF	R0,01	50000000	ORD	R0,01
						10000	VAR.RATE CUM PREF	R0,01

INCREASE OF NO PAR VALUE SHARE CAPITAL

Existing stated capital R

Existing number of shares		Number of shares being increased		Total number of shares after increase	
Number of shares	Class of shares	Number of shares	Class of shares	Number of shares	Class of shares

CERTIFICATE BY THE AUDITOR OF THE COMPANY RELATING TO THE VALUATION OF EXISTING SHARES IN SECTION 75 (3) (b) (ii) OF THE ACT

I/We ...., being the auditor(s) of the company, hereby certify that:

(a) The number of issued shares is	The class of issued shares is	The value of each share is

and (b) that, if each new share is issued at the same value per share as the existing value per share, the stated capital would be R............

Date 23 AUGUST 1995

Signature of auditor

Rubber stamp of auditor

Date 23 August 1995

David Haddon

Signature of ~~director/manager~~/secretary of the company

Rubber stamp of company, if any, or of the secretaries.

452

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

FORM CM 26

Special resolution

(Section 200)

(To be lodged in duplicate)

05 -05- 1993

REGISTRAR OF COMPANIES

Revenue stamp or revenue franking machine impression R80,

Registration No. of company
92/04721/07

Name of company FIRST WESGOLD MINING (PTY) LTD.

Date notice given to members 8 APRIL 19 93 Date resolution passed 3 MAY 19 93

Special resolution passed in terms of section 62 of the Act/*paragraph XXXXXXXXXXXXXXXXXXXXXXXXXXXX
*aXXXXXXXXXXXXXXXXXXXXXXX.

Copy of notice convening meeting attached.

Consent to waive period of notice of meeting (CM 25) attached/*not attached.

CONTENTS OF RESOLUTION (Use reverse side if necessary)

Resolved:

1. THAT THE EXISTING ARTICLES OF ASSLCIATION BE SUBSTITUTED BY THE ARTICLES OF ASSOCIATION ATTACHED HERETO AND IDENTIFIED AS ANNEXURE "C".

Rubber stamp of company, if any or of secretaries.

Date 3 MAY 1993 Signature [signature]

XXXXXX/Secretary/XXXXXX

Name (in block capitals) A G STAUDE

*Delete whichever not applicable.

To be completed by company.

Herewith copy of special resolution as registered.

Registration No. of company
92/04721/07

Name of company FIRST WESGOLD MINING (PTY) LTD.

Postal address P O BOX 236
BENONI 1500

Not valid unless stamped by Registrar of Companies.

Special resolution registered this day

Date stamp of Companies Registration Office

[signature]

Registrar of Companies

1993 -07- 1

REGISTRAR OF COMPANIES

453

Exhibit 9

Revenue Stamps
£3
Cancelled.

THE COMPANIES ACT, 1926.

(AS AMENDED).

Company limited by Shares.

No. U.C. 16931.
REGISTERED this ELEVENTH day of FEBRUARY, 1944.
C. E. MORRIS,
REGISTRAR OF COMPANIES.

Memorandum of Association

OF

FREE STATE DEVELOPMENT AND INVESTMENT CORPORATION, LIMITED.

1. The name of the Company is FREE STATE DEVELOPMENT AND INVESTMENT CORPORATION, LIMITED.

2. The Registered Office of the Company will be situate in the Transvaal.

3. The objects for which the Company is established are:—

(1) To purchase, take on lease or in exchange, hire or otherwise acquire, any movable and immovable property, claims, mineral properties, mining rights, water and other rights of every description in any country or place, and any interests therein and rights over the same, and any concessions, prospecting contracts, option contracts, grants, rights, powers and privileges in respect thereof, and either absolutely or conditionally, and either solely or jointly with others; to carry on all kinds of exploration work and in particular to search for, prospect, examine and explore mines, ground and soil supposed to contain or containing precious stones, minerals or metals of every description and to search for and obtain information in regard to mines, claims, mining claims and leases, mining districts and locations; to enter into and procure and to grant, sell, deal in and turn to account prospecting contracts over any land, claims or mining titles, wheresoever situate and to procure and to grant, sell and deal in rights or options of purchase over land, mineral rights or mining titles of whatsoever kind, water rights, surface rights of every description, servitudes or other limited rights or interests in land and mineral contracts of every description, and in particular with or without modification to adopt and acquire the benefits of the agreement, as amended, referred to in Clause 3 of the accompanying Articles of Association.

(2) To acquire from the Government of the Union of South Africa or any Provincial Government or the Government of any British Colony or Protectorate, or any foreign country or from any other authority or any company or individual, the ownership in, or the lease of, or any other right or title of whatsoever sort or nature, in and to any mineral rights, mining claims, mynpachts or other mining rights in Africa or elsewhere, and either absolutely or conditionally and either solely or jointly with others, and generally to enter into any arrangement with any Government or authorities, supreme, municipal, local or otherwise, in Africa or elsewhere, that may seem conducive to the Company's objects or any of them, and to obtain from any such Government or authority any rights, privileges and

Note.—The Agreement referred to in 3 (1) above was an Agreement to be entered into between Roodеrand Main Reef Mines, Limited, New Union Goldfields, Limited, Johannesburg Consolidated Investment Company, Limited, and the Company, in connection with the acquisition by the Company of certain Option Contracts and Rights. The Agreement was duly concluded.

concessions which the Company may think it desirable to obtain, and to carry out, exercise and comply with any such arrangements, rights, privileges and concessions.

(3) To prospect for, open, work, explore, develop and maintain diamond, gold, silver, copper, coal, iron and other mines, mineral and other rights, properties and works, and to carry on and conduct the business of raising, crushing, washing, smelting, reducing and amalgamating ores and metals and minerals, and to render the same merchantable and fit for use, and to carry on all or any of the businesses of mineralogists, metallurgists, amalgamators, geophysicists, miners, smelters, quarry owners, quarrymen and brickmakers.

(4) To buy, sell, refine and deal in bullion, specie, coin and precious metals.

(5) To develop the resources of and turn to account any lands or any rights over or connected with land belonging to the Company, or in which the Company is interested, and in particular by clearing, draining, fencing, planting, cultivating, building, improving, farming, irrigating and grazing, and by promoting immigration and emigration, and the establishment of towns, villages and settlements.

(6) To carry on the business of farmers, graziers, planters, miners, dredgers, coal and iron masters, builders, contractors, merchants, dealers in gold and silver, diamonds and other precious metals and stones, importers and exporters, bankers, shipowners, wharfingers, carriers, warehousemen, hotelkeepers, storekeepers, publishers, printers, agents and general merchants, and to buy and sell and deal in every commodity, substance and product.

(7) To carry on any other business, whether manufacturing or otherwise, which may seem to the Company capable of being conveniently carried on in connection with any of the above specified objects, or calculated directly or indirectly to enhance the value of or render profitable any of the Company's property or rights.

(8) To apply for, purchase or otherwise acquire any patents, brevets d'invention, licences, concessions and the like, conferring an exclusive or non-exclusive or limited right to use any secret or other information as to any invention which may seem capable of being used for any of the purposes of the Company, or the acquisition of which may seem calculated, directly or indirectly, to benefit this Company, and to use, exercise, develop, grant licences in respect of, or otherwise turn to account the property, rights and information so acquired.

(9) To sell, improve, manage, develop, exchange, enfranchise, lease, mortgage, dispose of, turn to account or otherwise deal with all or any part of the property or rights of the Company, including the granting of power to work, on any terms which may from time to time be deemed fit, any mines or claims of the Company.

(10) To negotiate loans, and to act as agents for the loan, payment, transmission, collection and investment of money, and for the management of property.

(11) To obtain and furnish accurate information in reference to the mining and other districts of South Africa and elsewhere, and to act as agents between owners of mining and other properties in South Africa and investors in Europe, and negotiate the sale of properties, and generally carry on an agency business.

(12) To employ and pay mining experts, agents and other persons, partnerships, companies or corporations, and to organise, equip and dispatch expeditions for prospecting, exploring, reporting on, surveying, working and developing lands, farms, districts, territories and properties in South Africa or elsewhere, and whether the same are the property of the Company or otherwise, and to colonise and assist in the colonisation of the said lands, farms, districts, territories and properties, and to promote emigration or immigration for that purpose, and to make advances to and pay for or contribute to the expenses of and otherwise assist any persons or company prospecting, acquiring, settling or farming, building on, mining or otherwise developing the said lands, farms, districts, territories and properties, or desirous of so doing.

(13) Subject to the consent and leave of the Government of the Union of South Africa or other proper legal authority, being first obtained where required in terms of any present or future laws in respect of the construction and maintenance of railways, tramways and telegraphs, to construct, erect, maintain and improve or aid in and subscribe towards the construction, erection, maintenance and improvement of railways, tramways, roads, waterways, waterworks, shafts, wharves, public or private buildings, parks, telegraphs, electric works, gas works, machinery and other works and appliances.

(14) Subject to the consent and leave of the Government of the Union of South Africa, or other proper legal authority being first obtained, where required as set forth in sub-section (13) above, to promote, make, provide, acquire, take on lease or agreement, lease, let, grant running powers over, work, use and dispose of railways, tramways, waterways, and other roads, and ways, and to contribute to the expenses of promoting, making, providing, acquiring, working and using the same.

(15) To establish or promote or concur in establishing or promoting any other Company whose objects shall include the acquisition and taking over of all or any of the assets and liabilities of, or shall be in any manner calculated to advance, directly or indirectly the objects or interests of the Company, and to acquire and hold shares, stock or securities of, and guarantee the payment of any securities issued by or any other obligations of any such company.

(16) To purchase or otherwise acquire and undertake all or any part of the business, property and liabilities of any person or company carrying on any business which the Company is authorised to carry on, or possessed of property suitable for the purposes of the Company.

(17) To enter into partnership or into any arrangement for sharing profits, union of interests, joint adventures, reciprocal concessions or co-operation with any person or company, carrying on or engaged in or about to carry on or engage in any business or transactions which the Company is authorised to carry on or engage in, or any business or transaction capable of being conducted so as to directly or indirectly benefit this Company, and to guarantee the issue of, underwrite, acquire options over, take or otherwise acquire and hold shares or stock in, or securities of, and to subsidise or otherwise assist any company, and to sell, grant options over, hold, re-issue with or without guarantee, or otherwise deal with such shares, stock or securities.

(18) To sell or dispose of the undertaking of the Company, or any part thereof, for such consideration as the Company may think fit, and in particular for shares, debentures, debenture stock or securities of any other company having objects altogether or in part similar to those of this Company.

(19) To establish, and promote, or concur in establishing and promoting, associations, companies, syndicates and undertakings of all kinds and to secure by underwriting or otherwise the subscription of any part of the capital of any such association, company, syndicate, or undertaking, and to pay or receive any commission, brokerage or other remuneration in connection therewith.

(20) To establish, manage and assist chemical and assaying laboratories for analytical and testing purposes, particularly for analysing and testing the valuable substances specified or referred to in this clause, and generally to carry on and promote the objects of mineralogists, metallurgists and amalgamators.

(21) To buy, subscribe for, or otherwise acquire, issue, place, sell or otherwise deal with stocks, shares, bonds, debentures, and securities of all kinds and to give any guarantee or security in relation thereto or otherwise in connection with any stocks, shares, bonds, debentures or securities.

(22) To act as Directors, Managers, Secretaries, Consulting Engineers, Technical Advisers, members of Local or Advisory Committees and/or promoters of other companies; to secure the appointment of

the Company's nominees as Directors or Managers and/or members of local or advisory committees of other companies, upon such terms and conditions as it may think fit and in particular to arrange with any person or persons so appointed for the cession by such person or persons to the Company of any fees or other remuneration which any such person or persons may receive or be entitled to receive as remuneration for his or their services as a Director or Directors or a member or members of a local or advisory committee of any such company or companies; to give to any person who is a Director or a member or members of a local or advisory committee of any other company or companies and who agrees to cede to the company any fees or other remuneration which he may receive or be entitled to receive as remuneration for so acting, in consideration of his so doing, a percentage or percentages of the profits made by the Company, and/or of the amount distributed or to be distributed by the Company by way of dividends, whether in cash or otherwise, or to make any other arrangements with such person or persons on account of such cession as aforesaid, as the Company may deem fit.

(23) To act as agents or brokers for any company, and to keep for any company, authority or body any register relating to any stocks, funds, shares or securities, and to undertake any duties in relation to the registration of transfers the issue of certificates or otherwise, and to keep any accounts.

(24) To borrow or raise money in such manner as the Company may think fit, and in particular by the issue of debentures or debenture stock or perpetual annuities, and, in security of such money so borrowed or raised, to mortgage, pledge or charge the whole or any part of the property, assets or revenue of the Company, present or future (including its uncalled capital), by special assignment or otherwise, or to transfer or convey the same absolutely or in trust, and to give the lenders powers of sale and other usual and necessary powers.

(25) To make, draw, accept, endorse, discount, execute and issue bills of exchange, promissory notes, debentures, bills of lading and other negotiable or transferable instruments or securities and to open any banking and/or similar accounts and to operate thereon whether the same be in credit or debit.

(26) To invest money at interest on the security of land of any tenure, buildings, farming stock, stocks, shares, securities, merchandise and any other property in the United Kingdom, South Africa or elsewhere, and generally to lend and advance money to any persons or companies without security, or upon such security and terms and subject to such conditions as may seem expedient, and to guarantee the performance of any contract by any person or company.

(27) Generally to carry on and undertake any business, except the business of stock and share brokers, undertaking, transaction or operation, whether mercantile, commercial, financial, manufacturing or trading, such as an individual capitalist may lawfully undertake and carry out.

(28) Generally to purchase, take on lease or in exchange, hire or otherwise acquire any movable or immovable property, any rights or privileges which the Company may think necessary or convenient with reference to any of these objects, or capable of being profitably dealt with in connection with any of the Company's property or rights for the time being, and in particular any land, building, easements, licences, patents, machinery, rolling stock, plant and stock-in-trade, and to pay for any such property, rights or privileges either in cash, shares, debentures or securities of the Company, or partly in cash and partly in such shares, debentures or securities or otherwise.

(29) To distribute, by way of dividend or bonus, amongst the members, such specific assets belonging to the Company as may be determined by the Company and in particular shares, stock, debentures or securities of any other company held by or otherwise belonging to the Company, but so that no distribution amounting to a reduction of capital be made except with the sanction (if any) for the time being required by law.

(30) To pay the costs, charges and expenses preliminary and incidental to the formation, establishment and registration of the Company and to remunerate any parties for services rendered, or to be rendered, in procuring or assisting to procure persons to become members of the Company, or in placing or assisting to place, any debentures, debenture stock or other securities of the Company, or in or about the formation or promotion of the Company or the conduct of its business.

(31) To promote and aid in the promotion of measures for the protection and advancement of the mining industry, townships, forestry, agriculture, land companies and other ventures in the Transvaal and elsewhere, and to promote and oppose legislative and other measures affecting the said matters, and to apply any part of the Company's funds for such purposes.

(32) To procure the Company to be incorporated and registered, or otherwise duly constituted, if necessary or advisable, in the Union of South Africa, in England, or elsewhere as may from time to time be determined.

(33) To open and keep a branch or Foreign register or registers of shares in London, New York or elsewhere, and to allocate any number of the shares in the Company to such register or registers, and also to close such register or registers as may from time to time be determined; and to procure the Company to be registered or recognised in any part of the world.

(34) To establish and support, or to aid in the establishment and support of associations, institutions, clubs, hospitals, trust funds, or conveniences calculated to benefit employees or ex-employees of the Company or the dependants or connections of such persons, and to make donations to any persons and for any purposes, and to grant pensions and allowances and to make payments towards insurance, and to subscribe or guarantee money for charitable or benevolent objects or for any exhibition, or for any public, general or useful object.

(35) To do all or any of the above things in any part of the world, and as principals, agents, contractors, trustees or otherwise, and by or through trustees, agents or otherwise, and either alone or in conjunction with others.

(36) To transfer to or otherwise cause to be vested in any company or person or persons all or any of the lands and properties of the Company, to be held in trust for the Company, or on such trusts for working, developing or disposing of the same as may be considered expedient.

(37) To do all such other things as are incidental or which the Company may think conducive to the attainment of the above objects, and so that the word "Company" in this clause shall, except when used with reference to this Company be deemed to include any partnership or other body of persons, whether incorporated or not incorporated, and whether domiciled in the Transvaal or elsewhere, and so that the objects specified in each paragraph of the clause shall, except when otherwise expressed in such paragraph, be regarded as independent objects and shall be in no wise limited or restricted by reference to or inference from the terms of any other paragraph or the name of the Company.

4. The liability of the members is limited.

5. *The Share Capital of the Company is Five Hundred Thousand Pounds (£500,000), divided into Two Million (2,000,000) shares of Five Shillings each, with power to divide the shares in the original or any increased capital into several classes, and to attach thereto respectively any preferential, deferred, qualified or special rights, privileges or conditions.

---

*Note.—The capital of the Company was subsequently increased as follows:

Increased to £550,000, in 2,200,000 shares of 5s. each, on 12th September, 1946.

Increased to £605,000, in 2,420,000 shares of 5s. each, on 7th December, 1948.

Increased to £1,000,000 in 4,000,000 shares of 5s. each, on 9th April, 1951. Of the said shares, 3,630,000 have been issued fully paid, and 370,000 shares are in reserve.

1/- Revenue Stamp (Cancelled).

We, the several persons, whose names, addresses and occupations are subscribed, are desirous of being formed into a Company in pursuance of this Memorandum of Association, and we respectively agree to take the number of shares in the capital of the Company set opposite our respective names.

Signatures of Subscribers.	Full Names and Addresses of Subscribers.	Occupations of Subscribers.	Number of Shares taken by each Subscriber.
G. H. BEATTY ...	George Hewitt Beatty, Ground Floor, Consolidated Building, Corner of Fox and Harrison Streets, Johannesburg.	Director of Companies	Four Hundred
K. RICHARDSON ...	Kenneth Richardson, Seventh Floor, Consolidated Building, Corner of Fox and Harrison Streets, Johannesburg.	Consulting Engineer	Four Hundred
ROD. L. INNES ...	Roderick Lamb Innes, Ground Floor, Consolidated Building, Corner of Fox and Harrison Streets, Johannesburg.	Director of Companies	Four Hundred
E. W. BAYLISS ...	Eric Warren Bayliss, Fourth Floor, A.B.C. Chambers, Corner of Simmonds and Fox Streets, Johannesburg.	Secretary to New Union Goldfields, Limited	400 Four Hundred
H. H. MORRIS ...	Harry Harris Morris, K.C., 836 His Majesty's Building, Corner of Joubert and Commissioner Streets, Johannesburg.	Advocate	Four Hundred
F. H. ROOME ...	Francis Herbert Peter Roome, Ground Floor, Consolidated Building, Corner of Fox and Harrison Streets, Johannesburg.	Local Secretary to Johannesburg Consolidated Investment Company, Limited.	Four Hundred

460

Signatures of Subscribers.	Full Names and Addresses of Subscribers.	Occupations of Subscribers.	Number of Shares taken by each Subscriber.
J. M. PATRICK ...	John Millar Patrick, Ground Floor, Consolidated Building, Corner of Fox and Harrison Streets, Johannesburg.	Accountant. Johannesburg Consolidated Investment Company, Limited.	Four Hundred
		Total Shares Taken	Two Thousand Eight Hundred

Dated the EIGHTH day of FEBRUARY, 1944.

WITNESS to the signatures on this and the preceding page:

Signature: THOS. CARVER.

Full Name: THOMAS CARVER.

Address: 104, Union House, 80, Main Street, Johannesburg.

Occupation: Legal Clerk.

Exhibit 10

These are the Articles of Association laid before the Annual General Meeting of Free State Development and Investment Corporation Limited held on 25 October 2001 and adopted as the Articles of Association of the Company in substitution for its existing Articles of Association.

Chairman

REPUBLIC OF SOUTH AFRICA

COMPANIES ACT, 1973

ARTICLES OF ASSOCIATION

INCORPORATING SCHEDULE OF A PUBLIC COMPANY

WHICH IS A JSE LISTED COMPANY

FREE STATE DEVELOPMENT AND INVESTMENT CORPORATION LIMITED

Registration No. of the Company
1944/016931/06

1306050064 3200017328

Index to Articles of Association

TABLES "A" AND "B"

1. Neither the regulations of Table "A" nor of Table "B" contained in Schedule I to the Companies Act, 1973 or in any consolidation or re-enactment thereof shall apply to the Company.

INTERPRETATION

2. The headnotes to these articles are for reference purposes only and shall not affect the interpretation or construction thereof. In the interpretation of these articles, if not inconsistent with the subject or context, the words standing in the first column of the following table shall bear the meanings set opposite to them respectively in the second column hereof:

WORDS	MEANINGS
The Act	The Companies Act, 1973, as amended from time to time.
These articles	These Articles of Association as now framed or as from time to time altered by special resolution.
Beneficial holder	Any person who in terms of the Act has or is deemed to have a beneficial interest in any security issued by the Company.
The directors	The directors for the time being of the Company and the alternate directors thereof or, as the case may be, the directors assembled as a board at which a quorum is present.
Electronic communication	Communication by or through an electronic medium.
Gazette	The Government Gazette of South Africa.
In writing	Written or produced by any substitute for writing or partly written and partly so produced and including printing or typewriting or any other mechanical or electronic process or partly one and partly another.
Legal incapacity	Death; insolvency; or judicial management or liquidation, or placing under curatorship by reason of insanity or prodigality; infancy or minority; or marriage of a female member subject to the marital power (whether in community of property or out of community of property); or any other event which satisfies the directors that a member is deprived of his legal capacity to act and that it is vested in some other person.
Member	The registered holder of a share in the Company.
Month	Calendar month.
The office	The registered office of the Company.

Paid up	Paid up or credited as paid up.
The register	The register of members of the Company (including any subregister as contemplated in Section 91A of the Act) and any branch register kept by the Company pursuant to these articles.
The Registrar	The Registrar of Companies.
The secretary	The secretary of the Company for the time being or any person duly authorised thereto by the directors acting in the place of such secretary for the time being or any person appointed by the directors to perform any of the duties of the secretary; or any person duly authorised to represent a body corporate or a partnership which is the secretary of the Company.
South Africa	The Republic of South Africa as constituted from time to time.
The Statutes	The Act and every Ordinance or Act from time to time in force concerning companies and affecting the Company.
Transfer office	In respect of shares in certificated form, the office and any office maintained for the purpose of receiving for registration transfers of shares, debentures or other securities of the Company.
Transfer secretary	In respect of shares in certificated form, any person appointed by the directors to act for the time being in place of or in addition to the secretary for the purpose of registering transfers of shares, debentures or other securities of the Company, keeping registers and other records required by the Act to be kept at the office or the Transfer office and issuing certificates of title to shares, debentures or other securities of the Company and any person appointed to be a secretary to any local committee under Article 20 hereof; or any person duly authorised to represent a corporation which is the transfer secretary of the Company.
Year	Calendar year.

3. Words importing the singular number only shall include the plural number and vice versa.

   Words importing the masculine gender only shall include the feminine gender.

   Words importing persons shall where the context so admits include firms and corporations.

4. The expression "share" shall where the context so admits include stock, options and other securities.

The expression "dividend" shall where the context to admits include bonus; but shall not, unless otherwise resolved by the Company in general meeting, include any amount capitalised under Article 113.

The expression "meeting" shall include adjourned meeting.

Reference to any provision of the Act shall be construed as a reference to such provision as modified or re-enacted by any Statute for the time being in force.

The expression "sign" or "signature" shall include respectively printing and names impressed with a rubber or other kind of stamp or by any mechanical or electronic means.

5. Subject to the last three preceding articles, any words or expressions defined in the Act shall, if not inconsistent with the subject or context, bear the same meaning in these articles.

BUSINESS

6. (a) Any branch or kind of business which the Company is either expressly or by implication authorised to undertake may be undertaken by the directors at such time or times as they shall think fit, and further may be suffered by them to be in abeyance, whether such branch or kind of business may have been actually commenced or not, so long as the directors may deem it expedient not to commence or proceed with the same.

(b) The management and control of any business of the Company shall be vested in the directors who in addition to the powers and authorities by these articles expressly conferred upon them, may exercise all such powers and do all such acts and things as may be exercised or done by the Company, and are not hereby or by the Statutes expressly directed or required to be exercised or done by the Company in general meeting, but subject nevertheless to such management and control not being inconsistent with these articles nor with any resolution passed by the Company in general meeting; but so that no such resolution shall invalidate any prior act of the directors which would have been valid if such resolution had not been passed. The general powers given by this article shall not be limited or restricted by any special authority or power given to the directors by any other article.

(c) The directors may arrange that any branch of the business carried on by the Company or any other business in which the Company may be interested, shall be carried on by or through one or more subsidiaries of the Company and they may on behalf of the Company make such arrangements as they think advisable for taking the profits or bearing the losses of any branch or business so carried on, or for financing, assisting or subsidising any such subsidiary or guaranteeing its contracts, obligations or liabilities.

SHARES

7. Subject always to the provisions of Sections 221 and 222 of the Act, the listings requirements of any Stock Exchange on which the shares of the Company are listed or quoted and these articles, any shares for the time being unissued (whether forming part of the original or any increased capital) shall, subject as hereinafter provided, only

be disposed of or dealt with in such manner as the Company in general meeting may have directed or may direct, but so that the Company in general meeting may resolve that all or any of such shares shall be at the disposal of the directors, who may in such event allot, grant options over, or otherwise deal with or dispose of them to such persons at such times, and generally on such terms and conditions, and for such consideration, whether payable in cash or otherwise, as they may think proper; but so that no shares shall be issued at a discount except in accordance with Section 81 of the Act.

8. Without prejudice to any special rights previously conferred on the holders of existing shares and subject to any provisions of these articles, any share in the Company may be issued with or have attached thereto such preferred, deferred or other special rights or such restrictions, whether in regard to dividend, return of share capital or otherwise, and (subject as provided by the Act) such limited or suspended rights to voting as the Company in general meeting may from time to time determine; provided that the Company may by resolution passed at a general meeting direct that shares shall be issued by the directors on such terms and conditions, and with such rights, privileges or restrictions attached thereto as the directors may determine.

9. The rights and privileges attaching to the redeemable preference shares of 1 cent each in the capital of the Company ("the preference shares") are as follows:

9.1 The preference shares confer upon the holders thereof the following rights and privileges:

9.1.1 To receive out of the profits of the Company, by way of a cumulative preferential dividend in respect of each preference share, an amount equal to the amount received by the Company by way of a dividend in respect of each ordinary share in South Deep Exploration Company Limited (Registration No. 1988/003931/06) ("South Deep") held by the Company. Such dividend will be declared and paid within 30 days after receipt by the Company of the dividend from South Deep; provided that if the Company should have insufficient profits or distributable reserves out of which to declare and pay the dividend in respect of the preference shares, then the dividend will be declared and paid as soon as the Company has sufficient profits or distributable reserves out of which to declare and pay such dividend, in preference to any dividend payable to ordinary shareholders, and the preference shares shall be cumulative in this regard. The dividend to preference shareholders shall be declared and paid in priority to any dividend to ordinary shareholders of the Company.

9.1.2 To participate in any offer or distribution made by the Company or made to the Company by South Deep of shares, rights to shares, or any other interests in South Deep, to the exclusion of the ordinary shareholders. The number of shares or rights or the amount of such interest so offered or distributed shall be apportioned to each preference shareholder in the proportion of which such number of shares or rights or amount of such interests are apportioned amongst the shares in South Deep held by the

Company so that each preference share shall have attributed to it the same participation as is attributable to each share in South Deep held by the Company. Notwithstanding the provisions of this Article 9.1.2, if the participation by preference shareholders in the offer or distribution contemplated in this Article would cause material loss or cost to the Company for tax reasons, then the Company shall be entitled to retain the shares, rights to shares, or other interests in South Deep in question for the benefit of the preference shareholders and shall take such steps as may be appropriate and possible to pass the benefit in the shares, rights to shares, or interests in South Deep to the preference shareholders including, if deemed appropriate, by way of an issue of further preference shares having the rights and privileges set out in this Article 9.

9.1.3 To receive copies of the annual financial statements and notices of all general meetings of the Company and to attend and take part in the same, but not to vote thereat unless :

(a) the resolution before the meeting involves the winding up of the Company or the reduction of its capital or share premium account;

(b) the resolution before the meeting directly affects any of the rights attaching to the preference shares, or the interests of the holders thereof, which shall be deemed to include any resolution which relates directly or indirectly to the shares in South Deep held by the Company or the Company's holding or disposal thereof; or

(c) the dividend or any redemption payment on the preference shares remains in arrear and unpaid for more than six months after the due date for payment thereof, or where no due date is specified, after the end of the financial year of the Company in respect of which such dividend or any such redemption payment accrued, and for purposes hereof a dividend in regard to the preference shares shall be deemed to be in arrear if for whatever reason it is not declared and paid within 30 days after receipt by the Company of the corresponding dividend in respect of the shares in South Deep held by the Company.

9.1.4 To receive copies of the annual financial statements of South Deep and notices of all general meetings of South Deep and to attend and take part in the same as the proxy of the Company, and for this purpose the Company shall procure the sending of the annual financial statements of South Deep and notice of general meetings of South Deep to the holders of the preference shares and shall appoint each preference shareholder as its proxy at general meetings of South Deep in respect of so many

South Deep shares as may be attributable to the number of preference shares held on the basis set out in Article 9.5.

9.1.5 On a winding-up of the Company to receive out of the surplus assets of the Company in priority to any payment in respect of any other class of share in the capital of the Company then outstanding, a distribution in specie, by way of a liquidation dividend, of the shares in South Deep held by the Company on the basis that one share in South Deep held by the Company shall be transferred in respect of each preference share held by a preference shareholder at the date of winding-up of the Company or, if for whatever reason such a distribution in specie is not possible, to receive payment in respect of each preference share of an amount equal to the amount received by the Company on the disposal of each share in South Deep held by the Company, and in addition to receive an amount equal to all dividends in arrear down to the commencement of the winding-up, whether earned or declared or not.

9.2 Save as set out in Article 9.1, the preference shares shall not be entitled to participate in any rights or other offers, or any bonus or capitalisation issues or in any other distributions of income or capital which may be made by the Company from time to time. Furthermore, save as set out in Article 9.1, the preference shares shall not be entitled to participate in the profits or assets of the Company or, on a winding-up, in any of the surplus assets of the Company.

9.3 No resolution and no action (except as may be provided for in this Article 9) which relates directly or indirectly to the shares in South Deep held by the Company, or the Company's holding or disposal thereof, may be passed by the Company in general meeting or otherwise taken unless prior thereto the preference shareholders shall have consented to the passing of such resolution or the taking of such action at a separate class meeting of the preference shareholders held in terms of the Articles of Association of the Company.

9.4 At every meeting of the Company at which holders of the preference shares are entitled to vote:

(a) on a show of hands, each holder present in person or by proxy and entitled to vote, shall have only one vote; and

(b) upon a poll, each holder shall be entitled to that proportion of the total votes in the Company which the aggregate amount of the nominal value of the preference shares held by him bears to the aggregate amount of the nominal value of all the shares, including the preference shares, issued by the Company, and in determining the total votes in the Company each preference share shall entitle the holder thereof to one vote, and each ordinary share shall entitle the holder thereof to ten votes.

9.5 The rights attaching to the preference shares under Articles 9.1.1, 9.1.2 and 9.1.4 are determined on the basis that as at the date of adoption by the Company of this Article 9 the shares in South Deep held by the Company will be equal in both number and nominal value to the preference shares. Should the shares in South Deep held by the Company at any time be sub-divided or consolidated into shares of a smaller or larger amount then the entitlements of each preference share under those Articles aforesaid will be determined with reference to that number of sub-divided or consolidated shares in South Deep as are attributable to each South Deep share prior to such sub-division or consolidation, and a certificate issued by the Company's auditors as to such entitlements of the preference shareholders shall, in the event of dispute, be final and binding on the preference shareholders.

9.6 Subject to the provisions of the Companies Act 1973, as amended, and except as may otherwise be authorised by the preference shareholders in terms of Article 9.3, the Company :

9.6.1 shall be obliged, forthwith upon a disposal by the Company of the shares in South Deep held by it, or any of them, to redeem, in whole or part as the case may be, the preference shares at an amount per preference share equal to the amount received by the Company in respect of each share in South Deep so disposed of, together with an amount equal to all preference dividends accrued but unpaid on the preference shares as at the date of such disposal; provided that the Company shall not be entitled to dispose of any of the South Deep shares held by it within a period of three years from the date of issue of the preference shares;

9.6.2 may redeem the preference shares at any time by distributing and transferring to the holders thereof the shares in South Deep held by the Company on a basis of one share in South Deep for each preference share held provided that the shares in South Deep also have a par value of one cent per share;

The amount payable upon redemption in terms of Article 9.6.1 or the shares in South Deep to be transferred to the preference shareholders in terms of Article 9.6.2, as the case may be, shall be paid or transferred at the sole risk of the preference shareholders, and only upon surrender of the certificates for the preference shares to be redeemed together, in the case of a transfer of South Deep shares as contemplated in Article 9.6.2, with payment of an amount equal to any costs, duties and transfer taxes which may be attributable to such transfer; and the Company shall not be liable to the holders of the preference shares for interest on any unclaimed redemption monies or for any loss or damage suffered by any preference shareholder by any delay in transfer to him of the relevant shares in South Deep.

9.7 Payment in respect of preference dividends, and/or redemption monies shall be made by cheque, and certificates in respect of shares in South Deep transferred

to preference shareholders shall be sent by registered post, all at the risk of the registered holder, to his address as recorded in the register of shareholders.

10. The Company may exercise the powers of paying commissions conferred by Section 80 of the Act, provided that the rate or amount of the commission paid or agreed to be paid and the number of shares which persons have agreed for a commission to subscribe absolutely will be disclosed in the manner required by the said section, and that such commission shall not exceed 10 % (ten per centum) of the price at which the shares in respect whereof the same is paid are issued. Such commission may be satisfied by the payment of cash. The Company may also on any issue of shares pay such brokerage as may be lawful.

11. If any shares of the Company are issued for the purpose of raising money to defray the expenses of the construction of any works or buildings or the provision of any plant which cannot be made profitable for a lengthy period, the Company may, subject to the conditions and restrictions mentioned in Section 79 of the Act, pay interest on so much of such share capital as is for the time being paid up and may charge the same to capital as part of the cost of construction of the works or buildings or the provision of plant.

12. Except as ordered by a Court of competent jurisdiction or as by law required, the Company shall be entitled to treat the registered holder of any share as the absolute owner thereof, so that no person shall be recognised by the Company as holding any share upon any trust, and the Company shall not be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or (except only as by these articles or by law otherwise provided) any other right in respect of any share except an absolute right to the entirety thereof in the registered holder.

CERTIFICATES

13. The certificates of title to shares, debentures or other securities of the Company shall be issued under the authority of the directors or of a local committee or board when authorised thereto by the directors, in such manner and form as the directors may from time to time prescribe, and shall (subject as hereinafter provided) bear the autographic signatures of two directors or of one director and one officer authorised thereto by the directors; or of two members of a local committee or board or of one member and the secretary of such local committee or board: Provided that:

(a) the directors may by resolution determine either generally or in any particular case or cases that the signatures of such directors or director and officer or members or member and secretary (or any of them) need not be autographic but may be signatures;

(b) the directors and the Company shall comply with Sections 94 and 126 of the Act.

For the purposes of this Article only the expression "signature" shall not include names impressed with a rubber or other kind of stamp.

14. If any shares are numbered, all such shares shall be numbered in numerical progression, beginning with the number one, and each share shall be distinguished by its appropriate number, and if any shares are not numbered, all share certificates in respect of such shares shall be numbered in numerical progression, and each share certificate shall be distinguished by its appropriate number, and by such endorsement as may be required by the Statutes.

15. Every person whose name is entered as a member in the register shall be entitled, without payment, to receive within one month after allotment or twenty-one days after lodgement of transfer one certificate for all his shares of any one class, or several certificates each for one or more of his shares of such class upon payment of such sum not exceeding five rands for every certificate after the first, as the directors shall from time to time determine. Every certificate of shares shall specify the number of shares in respect of which it is issued and the amount paid up thereon at the date of issue. In the case of a member who has transferred a part of his holding of shares of any class he shall be entitled to receive a certificate free of charge for the balance of his holding: Provided that notwithstanding anything herein contained or implied to the contrary where shares are registered in the names of two or more persons they shall be treated as one member for the purposes of this article.

16. If a share certificate be defaced, lost or destroyed, it may be replaced on payment of any stamp duty payable on the new certificate and on such terms (if any) as to evidence and indemnity and payment of the out-of-pocket expenses of the Company of investigating such evidence and, in the case of loss or destruction, of advertising the same, as the directors may think fit and, in the case of defacement, on delivery of the old certificate to the Company.

17. The certificate for shares registered in the names of two or more persons shall be delivered to the person first named in the register in respect thereof, or to his authorised agent, and in case of the legal incapacity of any one or more of the joint registered holders of any shares, the survivor then first named in the register shall be the only person recognised by the Company as being entitled to such certificate, or any new certificate which may be issued in place thereof: Provided always that the Company shall not be bound to register more than four persons as the holders of any share.

REGISTER OF MEMBERS

18. The directors shall cause to be kept a register of members at the place and in the manner specified in the Statutes and may cause to be kept a branch register or registers in any foreign country or countries, and, subject to the provisions of the Statutes, make and vary such regulations as they may think fit, respecting the keeping of any such branch registers.

TRUSTS IN RESPECT OF SHARES

19. The directors shall cause to be established and maintained a register of disclosures made to the Company of the identity of beneficial holders, in the manner specified in the Statutes. The directors may in their discretion record in the Company's register of members that any share is held in trust or by a nominee and for whom that share is so held.

TRANSFER OF SHARES

20. The transfer books and register of members may upon notice being given by advertisement in the Gazette and a newspaper circulating in the district in which the office is situate, and in the case of any branch register in the manner required by the Statutes, be closed during such time as the directors may think fit, not exceeding in the whole sixty days in each year.

21. Transfer offices shall be maintained at such place or places whether in South Africa or elsewhere, as the directors may from time to time prescribe. The directors may appoint local committees (to be designated Registrars or by such other title (if any) as the directors may think fit) whether in South Africa or elsewhere consisting of two or more individual persons or of a corporate body to whom the directors may delegate all or any of their powers, authorities and discretions with regard to the registration of transfers, the keeping of registers and other records required by the Act to be kept at the office or the Transfer office and the issuing of certificates of title to shares, debentures or other securities of the Company and may appoint a person to be a secretary to such local committee or authorise such local committee to appoint a person to be its secretary.

22. Subject to the provisions of the law for the time being in force relating to stamp duty or duty upon the estates of deceased persons or to any other statutory restrictions on transfer and to the provisions of these articles any member may transfer all or any of his shares but every transfer must be in writing in the usual common form or in such other form as the directors may approve and must be left at the transfer office where the register of transfers relating to the share comprised therein is for the time being kept or at such other place as the directors may prescribe accompanied (unless the directors either generally or in any particular case otherwise resolve) by the certificate of the shares to be transferred and such other evidence (if any) as the directors or other person in charge of such register may require to prove the title or capacity of the intending transferor or transferee or the rights of the intending transferor to transfer the shares. In this article references to transfer in writing shall include the use of electronic communication, subject to any terms and conditions decided on by the directors.

23. The instrument of transfer of a share shall be signed by the transferor and the transferee, unless the signature of the transferee is not required:

    (a) by any law from time to time in force in South Africa; or

    (b) where the directors decide at their discretion to dispense therewith in such case or cases as they may deem fit.

    The transferor shall be deemed to remain the holder of the share transferred until the name of the transferee is entered in the register in respect thereof. All instruments of transfer, when registered, shall either be retained by the Company or disposed of in such manner as the directors shall from time to time decide; but any instrument of transfer which the directors may decline to register shall (unless the directors shall resolve otherwise) be returned on demand to the person who deposited it.

24. The directors may decline to register any transfer unless:

    (a) the instrument of transfer, duly stamped, is lodged with the Company, accompanied (unless the directors either generally or in any particular case

otherwise resolve) by the certificate of the shares to which it relates, and such other evidence as the Company may reasonably require to show the right or capacity of the transferor to make the transfer and of the transferee to accept it; and

(b) the instrument of transfer is in respect of only one class of share.

25. If the directors refuse to register a transfer they shall within thirty days after the date on which the instrument of transfer was lodged, send to the transferee notice of the refusal.

26. (a) All powers of attorney or other authorities granted by members for the purpose of transferring or accepting the transfer of shares, which may be lodged, produced or exhibited with or to the Company at the transfer office where the register of transfers relating to such shares is kept, shall, as between the Company and the grantor of such powers or other authorities, be taken and deemed to continue and remain in full force and effect, and the Company may allow the same to be acted upon until such time as express notice in writing of the revocation of the same shall have been given and lodged at the place aforesaid. Even after the giving and lodging of such notice, the Company shall be entitled to give effect to any instrument signed under the authority and certified by any officer of the Company as being in order before the giving and lodging of such notice. The Company shall not be bound to allow the exercise of any act or matter by an agent for a member or intending transferee of shares unless a certified copy of such agent's authority be produced and filed with the Company. In this article reference to notice in writing shall include the use of electronic communication, subject to any terms and conditions decided on by the directors.

(b) Nothing contained in these articles shall preclude the Company from recognising a renunciation of the allotment of any share by the allottee in favour of some other person.

TRANSMISSION OF SHARES

27. Subject always to the law for the time being in force relating to stamp duty or duty upon the estates of deceased persons, the executors or administrators of a deceased member (not being one of several joint holders) shall be the only persons recognised by the Company as having any title to a share registered in the name of such member, and in the case of the death of any one or more of the joint holders of any share, the survivors or survivor, or the executor or administrator of the deceased survivor, shall be the only person or persons recognised by the Company as having any title to or interest in such share, but nothing herein shall release the estate of a deceased joint holder from any liability in respect of any share jointly held by him.

28. Any person becoming entitled to a share in consequence of the legal incapacity of a member, or by any lawful means otherwise than by transfer in accordance with these articles, upon producing such evidence as may sustain the character in respect of which he proposes to act under this article or of his title, as the directors may think sufficient, may, with the consent of the directors (which they shall not be under obligation to give) either be registered himself as a member in respect of such shares or elect to have some person nominated by him registered as the transferee thereof. If

the person becoming so entitled shall elect to be registered himself he shall deliver or send to the Company a notice in writing signed by him stating that he so elects. If he shall elect to have his nominee registered he shall testify his election by executing to his nominee a transfer in writing of such share. All the limitations, restrictions and provisions of these articles relating to the right to transfer and the registration of shares shall be applicable to any such notice or transfer under this article as if the legal incapacity or other means had not occurred and the notice or transfer were a transfer executed by the member. In this article reference to notice in writing shall include electronic communication, subject to any terms and conditions decided on by the directors.

29. Save as otherwise provided by or in accordance with these articles, a person becoming entitled to a share in consequence of the legal incapacity of a member or by any lawful means otherwise than by transfer in accordance with these articles shall (upon supplying to the Company such evidence as the directors may reasonably require to show his title to the share) be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the share except that he shall not be entitled in respect thereof to exercise any right conferred by membership in relation to meetings of the Company until he shall have been registered as a member in respect of the share.

UNCERTIFICATED SECURITIES

30. The provisions of the preceding articles insofar as they relate to share certificates, the register of members or the transfer or transmission of any share, shall not apply to the extent that they are inconsistent in any way with:

    (a) holding and dealing in securities in uncertificated form;

    (b) the settlement of any uncertificated securities transaction through the "STRATE" system on the JSE Securities Exchange South Africa; or

    (c) any provision of Section 91A of the Act.

INCREASE OF CAPITAL

31. The Company may from time to time by special resolution increase its share capital by such sum divided into shares of such amount, or may constitute shares of no par value or may increase the number of its shares of no par value to such number, as the special resolution shall prescribe.

32. The Company may increase its capital constituted by shares of no par value by transferring reserves or profits to the stated capital, with or without a distribution of shares.

33. New shares shall be subject to the same provisions as to transfer, transmission and otherwise as the shares in the original capital.

34. Except so far as otherwise provided by the resolution creating it, by the conditions of issue or by these articles, any capital raised by the creation of new shares shall be considered part of the present capital, and as consisting of ordinary shares and shall be subject to the provisions herein contained with reference to transfer and transmission, and otherwise as if it had been part of the present capital.

CONSOLIDATION, SUBDIVISION, ACQUISITION OF OWN SHARES, CONVERSION OF PREFERENCE SHARES, ALTERATION OF MEMORANDUM

35. The Company may from time to time by special resolution:

(a) consolidate and divide all or any part of its share capital into shares of larger amount than its existing shares, or consolidate and reduce the number of the issued shares of no par value;

(b) increase the number of its issued no par value shares without an increase of its stated capital;

(c) cancel any shares which, at the time of passing of the resolution in respect thereof, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled;

(d) subdivide its shares or any of them into shares of smaller amount than is fixed by or pursuant to its Memorandum of Association and so that the resolution whereby any share is subdivided, may determine that, as between the holders of the shares resulting from such subdivision one or more of the shares may have such preferred or other rights over, or may have such qualified or deferred rights, or be subject to any such restrictions as compared with, the other or others as the Company has power to attach to unissued or to new shares;

(e) vary, modify or amend any rights attached to any shares whether issued or not (including the conversion of any shares into preferred shares) subject to any consent or sanction required from the holders of that and/or any other class of shares under Article 38;

(f) subject to the listings requirements of any Stock Exchange on which the shares or debentures of the Company are listed or quoted, approve the acquisition of shares or debentures issued by the Company or, if the Company is a subsidiary, issued by its holding company, which approval may be a general approval subject to the provisions of the Statutes or a specific approval for a particular transaction;

(g) convert all its shares of one class having a par value into stated capital constituted by shares of no par value or such of its stated capital as is constituted by shares of no par value into share capital consisting of shares having a par value;

(h) convert any of its shares, whether issued or not, into shares of another class;

(i) alter the provisions of its Memorandum of Association with respect to the objects and powers of the Company.

36. Anything done in pursuance of the last article shall be done in a manner provided and subject to any conditions imposed by the Act, so far as they shall be applicable, and so far as they shall not be applicable, in accordance with the terms of the special resolution authorising the same and, so far as such special resolution shall not be applicable, in such manner as the directors deem most expedient. Whenever as the result of any consolidation a fraction of a share is included in the holding of any member such fraction may be sold by some person appointed by the directors for that

purpose and the proceeds thereof paid to such member. When a fraction is sold as aforesaid the person so appointed to sell it shall be deemed to be authorised to make such sale the validity of which shall not be questioned.

37. All unclaimed amounts due as a result of any acquisition of shares or debentures issued by the Company or any consolidation or subdivision of capital or from any other cause (but excluding any unclaimed dividends) shall be held in trust by the Company until lawfully claimed by the member; provided that no such amount shall be lawfully claimable by the member if such claim has prescribed.

MODIFICATION OF RIGHTS

38. Subject to the provisions of Section 102 of the Act and to any provisions of these articles, if at any time the Company's share capital, by reason of the issue of preference shares or otherwise, is divided into different classes of shares, all or any of the rights and privileges attached to any class may be modified or varied by agreement between the Company and any person purporting to contract on behalf of that class, provided such agreement is either:

(i) authorised or ratified in writing by the holders of at least three-fourths of the nominal amount of the issued shares of that class; or

(ii) confirmed by resolution passed at a separate general meeting of the holders of the shares of that class, and all the provisions of Section 199 of the Act and the provisions hereinafter contained as to general meetings shall *mutatis mutandis* apply to every such meeting, except that the quorum therefor (subject to the provisions contained in Article 44 in regard to the quorum at adjourned meetings) shall be two members at least holding or representing by proxy not less than one-third of the nominal amount of the issued shares of that class, unless that class has only one member, in which case it shall be such member.

The creation or issue of additional preference shares ranking as to capital and dividend after the said preference shares and/or ordinary shares shall not be deemed to be a modification or variation of the rights of the holders of any preference shares in the Company. In this article reference to authorised or ratified in writing shall include the use of electronic communication, subject to any terms and conditions decided on by the directors.

39. The rights conferred upon the holders of the shares of any class shall not, unless otherwise expressly provided by the conditions of issue of such shares, be deemed to be varied by the creation or issue of further shares ranking *pari passu* therewith.

GENERAL MEETINGS

40. The Company shall hold a general meeting as its Annual General Meeting as provided in Section 179 of the Act at such time and place as the directors may determine.

41. The directors may, whenever they think fit, convene a General Meeting and a General Meeting shall also be convened on requisition as provided in Section 181 of the Act.

42. Save for any General Meeting convened by requisitionists as provided by Section 181 of the Act, all general meetings, and all adjourned general meetings and all separate meetings of the holders of any class of shares shall be held at such time and place as the directors shall appoint.

NOTICE OF GENERAL MEETINGS

43. An Annual General Meeting and a General Meeting called for the passing of a special resolution shall be called by not less than twenty-one clear days' notice in writing and any other General Meeting shall be called by not less than fourteen clear days' notice in writing, so that the notice period shall not include the day on which the notice is served, or deemed to be served, or the day on which the meeting is to be held. A meeting may be called by shorter notice and shall be deemed to have been duly called if it is so agreed by a majority in number of the members having a right to attend and vote at the meeting, being a majority holding not less than 95% (ninety-five per centum) of the total voting rights of all members. Notice of a meeting shall specify the place, day and time of the meeting and in the case of special business the general nature of such business. In this article reference to notice in writing shall include the use of electronic communication and publication on a website in accordance with any applicable provisions in the Statutes or any other applicable rules or requirements.

44. The accidental omission to give notice of a meeting or in cases where instruments of proxy are sent out with the notice, the accidental omission to send such instrument of proxy to, or the non-receipt or delay in receipt of notice of a meeting or such instrument of proxy by any person entitled to receive notice shall not invalidate the proceedings at that meeting.

PROCEEDINGS AT GENERAL MEETINGS

45. All business shall be deemed special that is transacted at a General Meeting other than an Annual General Meeting, and also all business that is transacted at an Annual General Meeting, with the exception of sanctioning or declaring a dividend, the consideration of the annual financial statements, the election of directors, and the appointment of the auditors of the Company.

46. Subject to the provisions of Section 199 of the Act in regard to the quorum for passing special resolutions, a quorum for a General Meeting shall be three members present in person and entitled to vote or, if a member is a body corporate, represented.

No business shall be transacted by any General Meeting unless the requisite quorum be present when the meeting proceeds to business. A corporation, being a member of this Company, and present by a representative duly appointed in accordance with Section 188 of the Act, shall be deemed to be a member personally present for the purposes of these articles.

47. If within five minutes from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of members, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week (or if that be a public holiday to the next succeeding day other than a public holiday, a Saturday or a Sunday) at the same time and place or to such other day and at such other time or place as the chairman of the meeting shall appoint, which shall be a day not later than twenty-one days after the date of the meeting. If at such adjourned meeting a quorum as defined is not present within five minutes from the time appointed for holding the meeting, those members who are present in person and are entitled to vote shall be a quorum and may transact the business for which the meeting was called.

48. The Chairman (if any) of the directors or, in his absence, the Deputy Chairman (if any) shall preside as chairman at every General Meeting of the Company. If there be no such Chairman or Deputy Chairman, or if at any meeting neither the Chairman nor the Deputy Chairman is present within five minutes after the time appointed for holding the meeting, or if neither of them be willing to act as chairman, the directors present shall choose one of their number to act, or if one director only be present he shall preside as chairman if willing to act. If no director be present, or if all the directors present decline to take the chair, the members present shall elect one of their number to be chairman.

49. The Chairman may, with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting from which the adjournment took place. Save as provided by Section 192 of the Act, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at any adjourned meeting.

50. At a General Meeting a resolution put to the vote of the meeting shall be decided by a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded by the Chairman of the meeting or as provided in Section 198(1) (b) of the Act. Unless a poll be so demanded and the demand be not withdrawn a declaration by the Chairman of the meeting that a resolution has on a show of hands been carried, or carried unanimously, or by a particular majority, or not carried by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.

51. The result of a poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

52. In the case of an equality of votes, whether on a show of hands or on a poll, the Chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall be entitled to a second or casting vote in addition to the vote or votes to which he may be entitled as a member.

53. No poll shall be demanded on the election of the Chairman of the meeting or on any question of adjournment. A poll demanded on any other question shall be taken at such time and place and in such manner as the Chairman of the meeting directs, and any business, other than upon which a poll has been demanded, may be proceeded with pending the taking of the poll.

54. The Chairman of a meeting may appoint any firm or persons to act as scrutineers for the purpose of checking forms of proxy deposited for use and for counting the votes at such meeting and he may thereafter act on a certificate given by any such scrutineers without requiring production at the meeting of the forms of proxy or himself counting the votes.

55. If any votes shall be counted which ought not to have been counted or might have been rejected or if any votes shall not be counted which ought to have been counted

the error shall not vitiate the resolution unless it be pointed out at the meeting and not in that case unless it shall, in the opinion of the Chairman of the meeting, be of sufficient magnitude to vitiate the resolution. No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting at which the vote objected to is given or tendered, and every vote not disallowed at such meeting or adjourned meeting shall be valid for all purposes. Any such objection made in due time shall be referred to the Chairman of the meeting, whose decision shall be final and conclusive.

56. Any minutes of resolutions and proceedings at general meetings made in one of the minute books of the Company, if signed by any person purporting to be the Chairman of the meeting to which it relates, or by any person present thereat and appointed by the directors to sign the same in his place, or by the Chairman of a subsequent meeting of the directors, shall be receivable as evidence of the facts therein stated.

VOTES OF MEMBERS

57. Subject to the provisions of Section 195 of the Act and of these articles and to any special terms as to voting upon which any share may be issued or may for the time being be held, on a show of hands, every member present in person or by proxy and entitled to vote shall have one vote and, upon a poll, every member present in person or by proxy and entitled to vote shall have one vote for every share held by him.

58. Any corporation holding shares conferring the right to vote may, by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any General Meeting of the Company or at any meeting of holders of any class of shares of the Company, as provided by Section 188 of the Act and such representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual member of the Company. The directors may but shall not be obliged to require proof to their satisfaction of the appointment or authority of such representative to act.

59. In the case of joint holders of a share the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the register or in the case of persons entitled to a share by transmission the order in which their names were given in the notice to the Company of the fact of the transmission.

PROXIES AND VOTING UNDER POWER OF ATTORNEY

60. The instrument appointing a proxy shall be in writing under the hand of the person granting such proxy or his attorney duly authorised in writing or, if the appointor be a corporation, under the hand of an officer or attorney so authorised. The holder of a power of attorney from a member may, if so authorised by the power of attorney, vote for and represent such member at any meeting of the Company. In this article reference to in writing or authorised in writing shall include the use of electronic communication, subject to any terms and conditions decided on by the directors.

61. (a) A member may appoint more than one proxy to attend on the same occasion.

(b) A proxy:

(c) need not be a member of the Company;

(d) shall be entitled to vote on a show of hands and on a poll.

62. Every instrument of proxy, whether for a specified meeting or otherwise, shall comply with Section 189 of the Act and subject thereto be in the form or to the effect following or in such other form as the directors may approve, and the directors may, if they think fit, send out with the notice of any meeting forms of instrument of proxy for use at the meeting:

"I/We

being the holder/s of .... shares in the issued share capital of the Company, do hereby appoint .... of .... or failing him .... of .... or failing him the Chairman of the Company or failing him the Chairman of the meeting as my/our proxy to vote for me/us and on my/our behalf at the Annual General (or General or adjourned as the case may be) Meeting of the Company to be held at ....

on the .... day of .... 20.... at (time appointed) and at any adjournment thereof.

Dated this ...... day of .... 20.......

Name (in full)

Address

____

Signature

I/We desire to vote as follows:-

	For	Against	Abstain
*Resolution No. 1			
*Resolution No. 2			

(Set out the numbers of the resolutions if more than 1)

*Mark with an X whichever is applicable. Unless otherwise directed, the proxy will vote or abstain as he thinks fit in respect of the member's total holding.

Any member entitled to attend and vote at the meeting is entitled to appoint a proxy or proxies to attend, speak and to vote in his stead. The proxy so appointed need not also be a member."

63. (a) The power of attorney or form appointing a proxy which is not an electronic communication and the power of attorney or other authority (if any) under which

the form is signed or a notarially certified copy of such power or authority shall be deposited at the office of the Company or at such other place within South Africa as is specified for that purpose in the notice convening the meeting, not less than forty eight hours (or such lesser period as the directors may determine in relation to any particular meeting) before the time appointed for the holding of the meeting (including an adjourned meeting) at which the person named in the form proposes to vote, and in default the form of proxy shall not be treated as valid: Provided that if the member appointing a proxy is registered on a branch register kept at any branch or other office outside South Africa any instrument appointing a proxy and any power of attorney or other authority may be deposited as aforesaid at any such branch or other office at which he is registered. In determining the aforesaid period of forty-eight hours Saturdays, Sundays and public holidays shall not be taken into account.

(b) The power of attorney or form appointing a proxy which is an electronic communication, where an address has been specified for the purpose of receiving electronic communications in the notice of meeting or in the form itself, and the power of attorney or other authority (if any) under which the form is signed or a notarially certified copy of such power or authority shall be received at that specified address not less than forty eight hours (or such lesser period as the directors may determine in relation to any particular meeting) before the time appointed for the holding of the meeting (including an adjourned meeting) at which the person named in the form proposes to vote, and in default the form of proxy shall not be treated as valid. In determining the aforesaid period of forty-eight hours, Saturdays, Sundays and public holidays shall not be taken into account.

(c) No form appointing a proxy shall be valid after the expiration of six months from the date when it was signed, which shall include the signature in any form which the directors may require for the purpose of establishing the authenticity or integrity of an electronic communication, except at an adjourned meeting or on a poll demanded at the meeting or adjourned meeting in cases where the meeting was originally held within six months from the aforesaid date, unless so specifically stated in the form itself.

64. If a branch register within the meaning of the Statutes is kept at a branch or other office of the Company outside South Africa, it shall not be necessary for any powers of attorney or forms appointing proxies, and the powers of attorney or other authorities (if any) under which they are signed, relating to members registered on such branch register to be received at the office of the Company designated in the notice convening the meeting before the time appointed for the meeting, provided that:

(i) the members appointing proxies shall lodge powers of attorney or the duly completed forms of proxy in accordance with the requirements of the last preceding article; and

(ii) the transfer secretary of the Company in that place shall communicate to the Company in South Africa by such means as the directors may from time to time direct, a summary of all the votes for and against each resolution represented by valid proxies duly accepted by them, and so that such communication shall be

1306060031

ANNEXURE

FREE STATE DEVELOPMENT AND INVESTMENT CORPORATION LIMITED

(Registration No. 1944/016931/06)
("the Company")

SPECIAL RESOLUTION

Amendment to the Articles of Association

"**RESOLVED, THAT** the Articles of Association of the Company be and they are hereby amended, with or without modification thereto, by the deletion, in Article 66. (a) of the number of directors shall be not less than "six" , and by the substitution therefore of "four".

The purpose and effect of this Special resolution is to amend the Articles of Association of the Company by amending the minimum number of directors to four."

1306060031

ANNEXURE

FREE STATE DEVELOPMENT AND INVESTMENT CORPORATION LIMITED

(Registration No. 1944/016931/06)
("the Company")

SPECIAL RESOLUTION

Amendment to the Articles of Association

"RESOLVED, THAT the Articles of Association of the Company be and they are hereby amended, with or without modification thereto, by the deletion, in Article 66. (a) of the number of directors shall be not less than "six" , and by the substitution therefore of "four".

The purpose and effect of this Special resolution is to amend the Articles of Association of the Company by amending the minimum number of directors to four."

received by the Company before the time appointed for the meeting to commence.

65. A vote given in accordance with the terms of a power of attorney or form of proxy shall be valid notwithstanding the previous legal incapacity of the principal or revocation of the power of attorney or form of proxy or the transfer of the share in respect of which the vote is given, unless an intimation in writing of such legal incapacity or transfer shall have been received by the Company (at the office at which such power or form is registered) not less than forty-eight hours before commencement of the meeting or the taking of the poll at which the power or form is used. In this article reference to intimation in writing shall include the use of electronic communication, subject to any terms and conditions decided on by the directors.

DIRECTORS

Four.

66. (a) Until otherwise from time to time determined by the Company in general meeting, the number of directors shall be not less than ~~six~~. The first directors shall be those persons appointed in writing by the majority of the subscribers to the memorandum of the Company. Until directors are appointed, section 208(2) of the Act shall apply.

(b) The directors shall be entitled to such remuneration as a director as the Company by ordinary resolution in general meeting may from time to time determine, except that any director holding office for less than a year shall only be entitled to such remuneration in proportion to the period during which he has held office during the year.

67. Any director who serves on any executive or other committee or who devotes special attention to the business of the Company or who goes or resides outside South Africa for any purposes of the Company, or who otherwise performs services which, in the opinion of the directors, are outside the scope of the ordinary duties of a director, may be paid such extra remuneration, in addition to the remuneration to which he may be entitled as a director, as the directors may determine. The directors shall also be paid all their travelling and other expenses properly and necessarily expended by them in and about the business of the Company and in attending meetings of the directors or of committees of the directors or of the Company.

68. Without prejudice to the provisions for retirement by rotation or otherwise hereinafter contained, the office of a director shall be vacated in any of the events following, namely:

(i) if he becomes insolvent or assigns his estate for the benefit of his creditors, suspends payments generally, or compounds with his creditors, or files a petition for the surrender of his estate;

(ii) if he is found or becomes of unsound mind;

(iii) if he is requested in writing by all his co-directors to resign;

(iv) if he be removed by a resolution of the Company pursuant to Section 220 of the Act;

(v) if he shall pursuant to the provisions of the Statutes or by reason of any order made there under be prohibited from acting as a director;

(vi) if he resigns his office by notice in writing to the Company;

(vii) if he is absent from meetings of the directors for six consecutive months without leave of the directors otherwise than on the business of the Company and is not represented at any such meetings during such six consecutive months by an alternate director, and the directors resolve that his office be, by reason of such absence, vacated; provided that the directors shall have power to grant to any director not resident in South Africa leave of absence for any or an indefinite period.

In this article reference to requested or notice in writing shall include the use of electronic communication, subject to any terms and conditions decided on by the directors.

69. A director may hold any other office under or position with the Company (except that of auditor) in conjunction with his office of director for such period and on such remuneration terms (in addition to the remuneration to which he may be entitled as a director) and otherwise as a disinterested quorum of the directors may determine.

70. A director of the Company may be or become a director or other officer of, or otherwise interested in, any company promoted by the Company or in which the Company may be interested as shareholder or otherwise and (except insofar as otherwise decided by the directors), he shall not be accountable for any remuneration or other benefits received by him as a director or officer of or from his interest in such other company.

71. Any director may act by himself or through his firm in a professional capacity for the Company (otherwise than as auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a director.

72. A director who is in any way whether directly or indirectly interested in a contract or arrangement or proposed contract or arrangement with the Company, shall declare the nature of his interest in accordance with Sections 234, 235, 237 and 238 of the Act.

73. Subject to the next succeeding article no director or intending director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any other office under or position with the Company or in any company promoted by the Company or in which the Company is interested or in respect of professional services rendered or to be rendered by such director or as vendor, purchaser or in any other manner whatever, nor shall any such contract or arrangement entered into by or on behalf of the Company in which any director is in any way interested be liable to be avoided, nor shall any director so contracting or being so interested be liable to account to the Company for any profit realised by any such appointment, contract or arrangement by reason of such director holding the office or of the fiduciary relationship thereby established.

74. (a) A director shall not vote nor be counted in the quorum and if he shall do so his vote shall not be counted on any resolution for his own appointment to any other office under or position with the Company or in respect of any contract or arrangement in which he is interested, but this prohibition shall not apply to:

(i) any arrangement for giving to any director any security or indemnity in respect of money lent by him to or obligations undertaken by him for the benefit of the Company, or

(ii) any arrangement for the giving by the Company of any security to a third party in respect of a debt or obligation of the Company which the director has himself guaranteed or secured; or

(iii) any contract by a director to subscribe for or underwrite shares or debentures of the Company; or

(iv) any contract or arrangement with a company in which he is interested by reason only of being a director, officer, creditor or member of such company;

provided that these prohibitions may at any time be suspended or relaxed to any extent either generally, or in respect of any particular contract or arrangement, by the Company in general meeting.

(b) Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment) of two or more directors to offices or employments with the Company or any company in which the Company is interested, such proposals may be divided and considered in relation to each director separately and in such cases each of the directors concerned shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment.

(c) If any question shall arise at any meeting as to the entitlement of any directors to vote and such question is not resolved by his voluntarily agreeing to abstain from voting, such question shall be referred to the chairman of the meeting and his ruling in relation to any other director shall be final and conclusive except in a case where the nature or extent of the interests of the director concerned have not been fairly disclosed.

75. The directors may exercise the voting powers conferred by the shares in any other company held or owned by the Company in such manner in all respects as they think fit, including the exercise thereof in favour of any resolution appointing themselves or any of them to be directors or officers of such other company or voting or providing for the payment of remuneration to the directors or officers of such other company.

ALTERNATE DIRECTORS

76. Each director may appoint either another director or any person approved for that purpose by a resolution of the directors to act as alternate director in his place and during his absence and may at his discretion remove such alternate director. A person so appointed shall, except as regards power to appoint an alternate, and remuneration, be subject in all respects to the terms and conditions existing with reference to the other directors of the Company, and each alternate director, whilst so acting, shall be entitled to receive notices of all meetings of the directors or of any committee of the directors of which his appointor is a member, and to attend and vote at any such meeting at which his appointor is a member, and to attend and vote at any such meeting at which his appointor is not personally present and he shall generally be entitled to exercise and discharge all the functions, powers and duties of his

appointor in such appointor's absence as if he were a director. Any director acting as alternate shall (in addition to his own vote) have a vote for each director for whom he acts as alternate. An alternate director shall ipso facto cease to be an alternate director if his appointor ceases for any reason to be a director, provided that if any director retires by rotation or otherwise but is re-elected at the same meeting, any appointment made by him pursuant to this article which was in force immediately before his retirement shall remain in force as though he had not retired. Any appointment or removal of an alternate director shall be effected by instrument in writing delivered at the office and signed by the appointor.. The remuneration of an alternate director shall be payable only out of the remuneration payable to the director appointing him and he shall have no claim against the Company for his remuneration. In this article reference to in writing shall include the use of electronic communication, subject to any terms and conditions decided on by the directors.

RETIREMENT OF DIRECTORS IN ROTATION

77. Subject to Article 90 hereof at the first Annual General Meeting all of the directors for the time being and at every subsequent Annual General Meeting one-third of the directors for the time being or if their number is not a multiple of three, then the number nearest to but not less than one-third shall retire from office. The directors so to retire at every subsequent Annual General Meeting shall be those who have been longest in office since their last election, but as between persons who become or were last elected directors on the same day, those to retire shall (unless they otherwise agree among themselves) be determined by lot; provided that notwithstanding anything herein contained, if at the date of any Annual General Meeting any director shall have held office for a period of three years since his last election or appointment, he shall retire at such meeting either as one of the directors to retire in pursuance of the aforegoing or additionally thereto. The length of time a director has been in office shall be computed from his last election, appointment or date upon which he was deemed re-elected. A director retiring at a meeting shall retain office until the close or adjournment of the meeting.

78. Retiring directors shall be eligible for re-election but no person, other than a director retiring at the meeting, shall, unless recommended by the directors, be eligible for election to the office of a director at any General Meeting unless not more than thirteen but at least six clear days before the day appointed for the meeting, there shall have been left at the office or any branch or other office outside South Africa, a notice in writing by some member duly qualified to be present and vote at the meeting for which such notice is given of his intention to propose such person for election and also notice in writing signed by the person to be proposed of his willingness to be elected (so that the period of days shall not include the day on which the notices are left at the office or the day appointed for the meeting). In this article reference to notice in writing shall include the use of electronic communication, subject to any terms and conditions decided on by the directors.

79. Subject to the last preceding article the Company at the meeting at which a director retires in manner aforesaid, may fill the vacated office by electing a person thereto and in default the retiring director, if willing to continue to act, shall be deemed to have been re-elected, unless at such meeting it is expressly resolved not to fill such vacated

office, or unless a resolution for the re-election of such director shall have been put to the meeting and lost.

80. The Company may in general meeting (but subject to the provisions of Article 78) elect any person to be a director either to fill a casual vacancy or as an additional director, but so that the total number of directors shall not exceed at any time any maximum number fixed in accordance with these articles. The Company in general meeting may also from time to time increase or reduce the number of directors and may also determine in what rotation such increased or reduced number is to go out of office.

81. The validity of the appointment of any director shall not be affected by a failure to comply with Section 211(3) of the Act.

POWERS OF DIRECTORS

82. The directors on behalf of the Company may pay a gratuity or pension or allowance on retirement or other benefit to any director or ex-director or other officer or employee of the Company, its holding company (if any) or any subsidiary of the Company whether or not he has held any other salaried office under or position with the Company or to his widow or dependants and make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance or life assurance or other benefits.

83. The directors may take all steps that may be necessary or expedient in order to enable the shares, debentures or other securities of the Company to be introduced into and dealt with in any country or state and to procure the same to be recognised by and specially quoted upon any Stock Exchange or Bourse in any country or state and may accept responsibility for and pay and discharge all taxes, duties, fees, expenses or other sums which may be payable in relation to any of the matters aforesaid and may subscribe to and comply with the laws and regulations of any such country or state and the rules or regulations of any such Stock Exchange or Bourse.

84. Save as otherwise expressly provided by these articles, all cheques, promissory notes, drafts, bills of exchange and other negotiable or transferable instruments and all documents to be executed by the Company shall be signed, drawn, accepted, endorsed or executed as the case may be in such manner as the directors shall from time to time by resolution determine.

FILLING OF CASUAL VACANCY OR ADDING TO EXISTING BOARD POWERS

85. Without prejudice to the powers of the Company in general meeting in pursuance of any of the provisions of these articles to appoint any person to be a director, the directors shall have power at any time and from time to time to appoint any person to be a director, either to fill a casual vacancy or as an addition to the existing board, but so that the total number of directors shall not at any time exceed any maximum number fixed by or in accordance with these articles. Any director so appointed shall hold office only until the next following Annual General Meeting and shall then be eligible for re-election but shall not be taken into account in determining the directors who are to retire by rotation at such meeting.

BORROWING POWERS

86. (a) The Company may create and issue secured or unsecured debentures and subject to the listings requirements of any Stock Exchange on which the shares of any holding company of the Company are listed or quoted and to any regulations from time to time made by the Company in general meeting, the directors may raise or borrow from time to time for the purposes of the Company or secure the payment of such sums as they think fit and may secure the repayment or payment of any such sums by bond, mortgage or charge upon all or any of the property or assets of the Company or by the issue of debentures or otherwise as they may think fit, and may make such regulations regarding the transfer of debentures, the issuing of certificates therefor (subject always to Article 13 hereof) and all such other matters incidental to debentures as they may think fit: Provided that no special privileges as to allotment of shares in the Company, attending and voting at general meetings, appointment of directors or otherwise, shall be given to the holders of debentures of the Company save with the sanction of the Company in general meeting.

(b) The Company may issue guarantees in order to secure obligations and loans, including but not limited to loans to subsidiaries.

LOCAL BOARDS, AGENTS AND COMMITTEES OF THE BOARD

87. The directors may establish any local boards or agencies in South Africa or elsewhere for managing any of the affairs of the Company and may appoint any persons to be members of such local boards, or any managers or agents and may fix their remuneration, and may delegate to any local board, manager or agent any of the powers, authorities and discretions vested in the directors with power to sub-delegate, and may authorise the members of any local board or any of them to fill any vacancies therein and to act notwithstanding vacancies, and any such appointment or delegation may be made upon such terms and subject to such conditions as the directors may think fit, and the directors may remove any person so appointed and may annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

88. The directors may by power of attorney appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the directors, to be the attorney or agent of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the directors may think fit, and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him or them.

89. The directors may delegate any of their powers to an executive or other committee whether consisting of a member or members of their body or not as they think fit. Any committee so formed shall, in the exercise of the powers so delegated, conform to any regulations that may from time to time be imposed on it by the directors and any such regulations may authorise the appointment of sub-committees.

MANAGING AND EXECUTIVE DIRECTORS

90. The directors may from time to time appoint one or more of their body to be Managing Director, Assistant Managing Director, Executive Director (with or without specific designation) or General Manager of the Company or to other executive office with the Company as the directors shall think fit, and may from time to time remove or dismiss him or them from office and appoint another or others in his or their place or places.

91. Subject to any provisions either in these articles or in the contract under which he is appointed any director appointed to any position or executive office pursuant to the last preceding article shall not, while he continues to hold that position or office under a contract for a term of years (which provides for him to be exempted from retirement by rotation during such term of years), be subject to retirement by rotation during the currency of such contract and he shall not, in such case, be taken into account in determining the rotation of retirement of directors but he shall be subject to the same removal terms as the other directors of the Company and, if he ceases to hold office as director, his appointment to such position or executive office shall ipso facto and immediately be terminated but without prejudice to any claims or damages which may accrue under any such contract in respect of such termination: Provided that the directors shall not appoint any director to any position or executive office under a contract as aforesaid which provides for him to be so exempted, if at the time of such appointment under such contract the effect of such exemption would be to cause one-half or more of the directors to be exempt from retirement by rotation.

92. The directors may from time to time entrust to and confer upon a director appointed to any position or executive office under Article 90 such of the powers exercisable under these articles by the directors as they think fit, and may confer such powers for such time, and to be exercised for such objects and purposes and upon such terms and conditions and with such restrictions, as they think expedient, and they may confer such powers either collaterally with or to the exclusion of and in substitution for all or any of the powers of the directors in that behalf, and may from time to time revoke, withdraw, alter or vary all or any of such powers.

PROCEEDINGS OF DIRECTORS AND COMMITTEES

93. The directors may meet for the dispatch of business, adjourn, and otherwise regulate their meetings and the convening of their meetings as they think fit, and may determine the quorum necessary for the transaction of business. Until otherwise determined by the directors, three directors shall form a quorum. A director may at any time and the secretary, upon the request of a director, shall at any time convene a meeting of the directors. A director who is not in South Africa, shall not be entitled to notice of any meeting, but it shall be given to his alternate, if any, unless such alternate is also absent from South Africa.

94. The continuing directors may act notwithstanding any vacancy in their body, but if and so long as their number be reduced below the minimum number fixed by or in accordance with these articles, they may act only for the purpose of filling up vacancies in their body or of summoning general meetings of the Company but not for any other purpose, and may act for either of the purposes aforesaid whether or not their number be reduced below the minimum number fixed by or in accordance with these articles as a quorum.

95. The directors may elect a Chairman and a Deputy Chairman (to act in the absence of the Chairman) of their meetings and determine the period for which they are to hold office, which period shall not exceed one year, but if no such Chairman or Deputy Chairman is elected or if at any meeting the Chairman or Deputy Chairman be not present within five minutes after the time appointed for holding the same, the directors present shall choose one of their number present to be Chairman at such meeting.

96. Questions arising at any meeting shall be decided by a majority of votes, and in case of an equality of votes the Chairman shall have a second or casting vote, provided that should the quorum be two and should only two directors be present at the meeting, the Chairman shall not have a casting vote.

97. A meeting of the directors at which a quorum is present shall be competent to exercise all or any of the powers, authorities and discretions by or under these articles for the time being vested in or exercisable by the directors generally.

98. A resolution in writing signed by the directors who may be present in South Africa at the time when such resolution is signed by the first of such directors, being not less than are sufficient to form a quorum, shall be as valid and effectual as if it had been passed at a meeting of the directors duly called and constituted; provided that where a director is not so present, but has an alternate who is so present, then such resolution must also be signed by such alternate. All such resolutions shall be described as "directors' resolutions" and shall be forwarded or otherwise delivered to the secretary without delay, and shall be recorded by him in the Company's minute book and noted at the meeting of the directors next following the receipt thereof by him. A directors' resolution (unless signed by all the directors or their alternates) shall be inoperative if it shall purport to authorise or to do any act which a meeting of the directors has decided shall not be authorised or done, until confirmed by a meeting of the directors. In this article reference to in writing shall include the use of electronic communication, subject to any terms and conditions decided on by the directors and reference to signed shall include signature in any form which the directors may require for the purpose of establishing the authenticity or integrity of an electronic communication.

99. The meetings and proceedings of any committee of directors consisting of two or more members, shall be governed by the provisions herein contained for regulating the meetings and proceedings of directors so far as the same are applicable thereto and are not superseded by any regulations made or imposed by the directors.

100. All acts done by the directors or by a committee of directors or by any person acting as a director or a member of a committee, shall, notwithstanding that it shall afterwards be discovered that there was some defect in the appointment of the directors or persons acting aforesaid, or that they or any of them were disqualified from or had vacated office, shall be as valid as if every such person had been duly appointed and was qualified and had continued to be a director or member of such committee.

SECRETARY

101. Subject to the provisions of Section 268A, the secretary (which may be a body corporate or a partnership complying with the requirements of the Act) shall be appointed by the directors for such term, at such remuneration and upon such

conditions as they may think fit and any secretary so appointed may be removed by the directors. A provision of the Statutes or these articles requiring or authorising a thing to be done by or to a director and the secretary shall not be satisfied by its being done by or to the same person acting both as director and as, or in place of, the secretary.

AUTHENTICATION OF DOCUMENTS

102. Any director or the secretary or any person appointed by the directors for the purpose shall have power to authenticate any documents affecting the constitution of the Company and any resolutions passed by the Company or the directors, and any books, records, documents and accounts relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts; and where any books, records, documents or accounts are elsewhere than at the office the local manager or other officer of the Company having the custody thereof shall be deemed to be the person appointed by the directors aforesaid.

103. A document purporting to be a copy of a resolution of the directors or an extract from the minutes of a meeting of the directors which is certified as such in accordance with the provisions of the last preceding article shall be conclusive evidence in favour of all persons dealing with the Company upon the faith thereof that such resolution has been duly passed or, as the case may be, that such extract is a true and accurate record of a duly constituted meeting of the directors.

DIVIDENDS

104. The Company in general meeting or the directors may from time to time declare a dividend to be paid to the members according to their respective rights and interest in proportion to the number of shares held by them in each class in respect whereof the dividend is payable; but if any share be issued on terms providing that it shall rank for dividend as from a particular date or for all dividends declared after a particular date, such share shall rank for dividend accordingly.

105. A dividend may be declared out of the profits or reserves of the Company, whether realised or unrealised, whether of a revenue or a capital nature and whether designated distributions or not, and no dividend shall carry interest as against the Company, except as otherwise provided under the conditions of issue of the shares in respect of which such dividend is payable. Dividends may be declared either free of or subject to the deduction of income tax and any other tax or duty in respect of which the Company may be chargeable.

106. The Company in general meeting or the directors may from time to time pay to the members such interim dividends as appear to the directors to be justified by the position of the Company. The directors may also pay the fixed dividend payable on any preference share of the Company half-yearly or otherwise on fixed dates whenever such position in the opinion of the directors justifies that course.

107. Dividends shall be declared payable to members registered as such on a date at least fourteen days after the date of the declaration of the dividend.

108. No larger dividend shall be declared by the Company in general meeting than is recommended by the directors; but the Company in general meeting may declare a smaller dividend.

109. All unclaimed dividends may be invested or otherwise made use of by the directors for the benefit of the Company until claimed, provided that dividends unclaimed for a period of three years may be forfeited by the directors for the benefit of the Company.

110. Any dividend, interest or other sum payable in cash to the holder of a share may be paid by cheque or warrant sent through the post addressed to the holder at his registered address or, in the case of joint holders, addressed to the holder whose name stands first on the register in respect of the share at his registered address, or addressed to such person and at such address as the holder or joint holders may in writing direct, or by electronic transfer into the bank account nominated by the holder or, in the case of joint holders, into the bank account nominated by the holder whose name stands first in the register in respect of the share. Every such cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the person to whom it is addressed and shall be sent at the risk of the holder or joint holders. Every such electronic transfer shall be made at the risk of the holder or joint holders. The Company shall not be responsible for the loss in transmission of any cheque or warrant or of any document (whether similar to a cheque or warrant or not) sent through the post as aforesaid or for the loss or misdirection of any electronic transfer. Payment of any such cheque or warrant, or the making of such electronic transfer, to whomsoever effected, shall be a good discharge to the Company. In this article reference to in writing shall include the use of electronic communication, subject to any terms and conditions decided on by the directors.

111. Any dividend may be paid and satisfied, either wholly or in part, by the distribution of specific assets, or in paid-up shares, debentures or securities of the Company or of any other company, or in cash, or in any one or more of such ways as the directors of the Company in general meeting may at the time of declaring the dividend determine and direct, and where any difficulty arises in regard to such distribution the directors may settle the same as they think expedient and in particular may fix the value for distribution of such specific assets and may determine that cash payments shall be made to any member upon the footing of the value so fixed in order to secure equality of distribution and may vest any such assets in trustees upon such trusts for the persons entitled to the dividend as may seem expedient to the directors.

112. The directors may from time to time make such regulations as they may think fit in regard to the payment of dividends to members having registered addresses outside South Africa, and such regulations may provide for the payment of such dividends in any foreign currency and the rate of exchange at which such payment shall be made and such other matters as the directors may think fit.

RESERVES

113. The directors may before recommending any dividend whether preferential or otherwise, set aside out of the profits of the Company such sum as they think proper as reserves which shall, at the discretion of the directors be applicable for any purpose to which the profits of the Company may be properly applied and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments as the directors may from time to time think fit. The directors may also without placing the same to reserve, carry forward any profits which they may think prudent not to divide.

CAPITALISATION OR DISTRIBUTION OF PROFITS

114. The Company in general meeting may upon the recommendation of the directors at any time and from time to time resolve that it is desirable to capitalise all or any part of the amount for the time being standing to the credit of any of the Company's reserves or of any share premium account or capital redemption reserve fund or to the credit of the income statement or otherwise available for distribution and not required for the payment of the fixed dividends on any preference shares of the Company, and accordingly that such amount be set free for distribution among the members or any class of members who would be entitled thereto if distributed by way of dividend and in the same proportions on the footing that the same be not paid in cash but either be applied in paying up unissued shares of the Company to be issued to such members as fully paid capitalisation shares having a par value or be transferred to the Company's stated capital and be applied in distributing to such members shares of no par value.

DIRECTORS POWERS ON CAPITALISATION OR DISTRIBUTION OF PROFITS

115. If any difficulty arises in regard to any distribution under the preceding article, the directors may settle the same as they think it expedient. They may make all appropriations and applications of the undivided profits or sum resolved to be capitalised thereby, and all allotments and issues of shares or debentures, if any, and generally shall do all acts and things required to give effect thereto, with full power to the directors to provide that fractions shall be ignored altogether, or by payment in cash or otherwise, as they think fit, in the case of shares or debentures becoming distributable in fractions. The directors may also appoint any person to enter, on behalf of all members entitled to the benefit of such appropriations and applications or to participate in such distribution, into any contract requisite or convenient for giving effect thereto, and such appointment and contract made under such appointment shall be effective and binding on all such members.

PAYMENTS TO MEMBERS

116. Notwithstanding the provisions of the preceding articles insofar as they relate to payments of dividends or distributions to members, the Company may from time to time, subject to the provisions of the Statutes, make payments to members.

SHARE CAPITAL, STATED CAPITAL AND SHARE PREMIUM ACCOUNT, RESERVES AND CAPITAL REDEMPTION RESERVE FUND

117. Without derogating from the provisions of Article 116, the Company may from time to time, subject to any requirements which may be imposed by the Statutes, by ordinary resolution authorise the directors to distribute all or any part of the amount for the time being standing to the credit of or deal with, in any way recommended by the directors or authorised by the Statutes, any share capital, stated capital or share premium account, any reserves or any capital redemption reserve fund of the Company, save that the provisions of this article shall not apply in respect of any action properly taken by the Company in terms of Sections 76(3) or 98(4) of the Act.

ACCOUNTS

118. The directors shall cause to be kept such accounting records and books of account as are prescribed by the Statutes.

119. The accounting records shall be kept at the office or (subject to the provisions of Section 284 of the Act) at such other place as the directors think fit, and shall at all times be open to inspection by the directors. Except as provided by the Statutes or by the authority of the directors no member (other than a director) shall have any right to inspect any accounting record book, account or document of the Company.

120. The directors shall, in accordance with Sections 286 and 288 of the Act, cause to be prepared and laid before the Company in annual general meeting such annual financial statements, group annual financial statements and group reports (if any) as are referred in those sections and shall, in accordance with Section 303 of the Act, prepare or cause to be prepared interim reports.

121. Subject to the provisions of the Statutes, a copy of the annual financial statements, group annual financial statements and group reports referred to in the last preceding article shall be delivered or sent by post to the registered address of each member and debenture holder, to the disclosed address of each beneficial holder and to the Registrar (and at the same time there shall be forwarded to the secretary or other proper officer of any Stock Exchange on which any shares of the Company are listed or quoted, such number of copies of such documents as for the time being may be required under its regulations or practice) at least twenty-one clear days before the Annual General Meeting, so that such period shall not include the day on which such documents are delivered or sent, or deemed to be delivered or sent, or the day on which the meeting is to be held: Provided that this article shall not require a copy of the said documents to be sent to any person who is not entitled to receive notice of general meetings of the Company or of whose address the Company is not aware, or to more than one of the joint holders of any shares or debentures. Subject to the provisions of the Statutes, a copy of the interim reports referred to in the last preceding article shall be delivered or sent by post as aforesaid to the registered address of each member and debenture holder, to the disclosed address of each beneficial holder and to the Registrar (and at the same time there shall be forwarded as aforesaid, such number of copies of such documents as for the time being may be required under such Stock Exchange's regulations or practice). In this article reference to sent, delivered or forwarded shall include the use of electronic communication and publication on a web site in accordance with any applicable provision in the Statutes or any other applicable rules or requirements.

AUDITORS

122. Auditors shall be appointed and their duties regulated in accordance with the provisions of the Statutes.

123. Subject to the provisions of the Statutes, all acts done by any person acting as auditor, shall, as regards all persons dealing in good faith with the Company, be valid notwithstanding that there was some defect in his appointment.

124. All annual financial statements when audited and laid before an Annual General Meeting shall be deemed conclusively correct, and shall not be re-opened.

NOTICES

125. Any notice or other document may be served by the Company upon any member or beneficial holder either personally or by sending it through the post in a prepaid letter, envelope or wrapper, addressed to such member or beneficial holder at his registered address or to such beneficial holder at his address which has been disclosed to the Company and has been recorded in the Company's register of such disclosures: Provided that if the Company is prevented through circumstances beyond its control from so giving notice, then notice may be given by advertisement. Should it be necessary to give notice by advertisement, such notice shall, subject to the provisions of the Statutes and the listings requirements of any Stock Exchange on which the shares of the Company are listed or quoted, be advertised in the Gazette and a newspaper circulating in the district in which the office is situated: Provided that where a branch register or transfer office has been established, such advertisement shall also be inserted in at least one leading newspaper circulating in the town or district in which such branch register or transfer office is located. Any member or beneficial holder described in the register of members or register of disclosures by an address not within South Africa or any country where a branch register is kept, who shall from time to time give to the Company an address within South Africa or such country at which notices may be served upon him, shall be entitled to have notices served upon him at such address. Save as aforesaid and as provided by the Statutes, no member or beneficial holder not described in the register of members or register of disclosures by an address within South Africa or any country where a branch register is kept, shall be entitled to receive any notice from the Company. Any notice to members and beneficial holders shall at the same time be given to the secretary or other proper official of any Stock Exchange on which the shares of the Company are listed or quoted, in accordance with the listings requirements of such Stock Exchange. In this article reference to sending, given or sent shall include the use of electronic communication and publication on a website in accordance with any applicable provision in the Statutes or any other applicable rules or requirements.

126. In the case of joint holders of a share, all notices shall unless such holders otherwise in writing direct and the directors agree, be given to that one of the joint holders whose name stands first in the register, and notice so given shall be sufficient notice to all the joint holders. In this article reference to in writing shall include the use of electronic communication, subject to any terms and conditions decided on by the directors.

127. Any notice or other document, if served by post, shall be deemed to have been served at the time when the same was put in the post, and in proving such service it shall be sufficient to prove that the notice or document was properly addressed, stamped and put in the post. Any notice sent by the Company using electronic communication or publication on a website shall be deemed to have been served on the day on which it was sent. Proof that a notice contained in an electronic communication or published on a website was sent in accordance with guidelines determined from time to time by the directors shall be conclusive evidence that the notice was given.

128. Every person who, by operation of law, transfer or other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which, previously to his name and address being entered on the register, shall have been given to the person from whom he derived his title to such share. Alternatively, a

person who becomes so entitled to any share, and who proves this to the reasonable satisfaction of the directors, may give the Company an address for the purposes of receiving electronic communications. If this is done, notices may be sent to that person at that address, but this will be at the absolute discretion of the directors.

129. Any notice or other document delivered or sent using electronic communication or publication on a website or by post or left at the registered address of any member or the disclosed address of any beneficial holder in pursuance of these articles shall, notwithstanding that such member or beneficial holder be then under legal incapacity, and whether or not the Company has notice of his legal incapacity, be deemed to have been duly served in respect of any share registered in the name of such member or any security in respect of which such beneficial holder has or is deemed to have a beneficial interest as a sole or joint holder unless his name shall at the time of the service of the notice or document have been removed from the relevant register as the holder of the share or other security; and such service shall for all purposes of these articles be deemed a sufficient service of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share or other security.

130. Save as otherwise expressly provided, where a given number of days notice, or notice extending over any period, is required to be given, the day of service shall not, unless it is otherwise provided, be counted in such number of days or other period.

131. The signature to any notice to be given by the Company may be in writing. In this article reference to in writing shall include the use of electronic communication, subject to any terms and conditions decided on by the director and reference to signature shall include in any form which the directors may decide for the purpose of establishing the authenticity or integrity of an electronic communication.

WINDING UP

132. If the Company shall be wound up the liquidator may, with the sanction of a special resolution of the members divide among the members in specie or kind the whole or any part of the assets of the Company and may for such purpose set such value as he deems fair upon any asset and may determine how the division shall be carried out as between the members or different classes of members. The liquidator may with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the members or any of them as the liquidator, with the like sanction, shall think fit. Any such resolution may provide for and sanction a distribution of any specific assets amongst different classes of members otherwise than in accordance with their existing rights, but each member shall in that event have a right of dissent and other ancillary rights in the same manner as if such resolution were a special resolution passed pursuant to Section 390 of the Act.

INDEMNITY

133. Subject to the provisions of Section 247 of the Act:

(a) every director, manager, secretary and officer of the Company shall be indemnified out of the funds of the Company against all liabilities incurred by him as such director, manager, secretary or officer in defending any proceedings, whether civil or criminal, in which judgement is given in his favour,

or in which he is acquitted, or in connection with any application under Section 248 of the Act in which relief is granted to him by the Court; and

(b) every such person aforesaid shall be indemnified by the Company against and it shall be the duty of the directors out of the funds of the Company to pay all costs, losses and expenses which any such person may incur or become liable to by reason of any contract entered into or act or deed done by him as such director, secretary, manager or officer of the Company or in any way in the discharge of his duties.

134. Subject to the provisions of the Statutes, no director, manager, secretary or officer or servant of the Company shall be liable for the acts, receipts, neglects, or defaults of any other director, manager, secretary or officer or servant, or for joining in any receipt or other act for conformity, or for loss or expense happening to the Company through the insufficiency or deficiency of title to any property acquired by order of the directors for and on behalf of the Company, or for the insufficiency or deficiency of any security in or upon which any of the moneys of the Company shall be invested, or for any loss or damage arising from the insolvency or delict of any person with whom any moneys, securities or effects shall be deposited, or for any loss or damage occasioned by any error of judgement or oversight on his part, or for any other loss, damage or misfortune whatsoever which shall happen in the execution of his duties of office or in relation thereto, unless the same happen through his own dishonesty.

PRE-ACQUISITION PROFITS

135. Save as provided in Schedule 4 to the Act where any asset, business or property is bought by the Company as from a past date upon the terms that the Company shall as from that date take the profits and bear the losses thereof, such profits or losses (as the case may be) shall, at the discretion of the directors and so far as the law allows, be credited or debited wholly or in part to revenue account, and in that case the amount so credited or debited shall, for the purpose of ascertaining the fund available for dividend, be treated as a profit or loss arising from the business of the Company and the amount available for dividend shall be adjusted accordingly.

Exhibit 11

Republiek van Suid-Afrika
Maatskappywet 1973
(Artikel 64)

Republic of South Africa
Companies Act 1973
(Section 64)

Vorm/Form CM 1

Registrasienommer van Maatskappy/Registration No. of Company

74 3333

Sertifikaat van Inlywing
van 'n Maatskappy met 'n aandelekapitaal
Certificate of Incorporation
of a Company having a share capital

Hierby word gesertifiseer dat/This is to certify that

GOLDRIDGE GOLD MINING COMPANY (PROPRIETARY) LIMITED

vandag ingelyf is kragtens die Maatskappywet, 1973 (Wet 61 van 1973), en dat die Maatskappy 'n maatskappy is met 'n aandelekapitaal.

was this day incorporated under the Companies Act, 1973 (Act 61 of 1973), and that the Company is a company having a share capital.

Geteken en geseël te Pretoria op hede die/Signed and sealed at Pretoria this

22nd dag van/day of October. Eenduisend Negehonderd/

One Thousand Nine Hundred and Seventy-four.

Registrateur van Maatskappye/Registrar of Companies

Seël van die Registrasiekantoor vir Maatskappye.
Seal of Companies Registration Office.

Hierdie sertifikaat is nie geldig nie, tensy geseël deur die seël van die Registrasiekantoor vir Maatskappye.
This certificate is not valid unless sealed by the seal of the Companies Registration Office.

I, the undersigned

JOHN WILLIAM TURNBULL

of Johannesburg

in the Transvaal Province

*Notary Public by lawful authority duly admitted and sworn, do hereby certify and attest unto all whom it may concern that I have this day collated and compared with the original*s *the cop*ies *hereto annexed marked* "A" and "B".

being "A" - MEMORANDUM OF ASSOCIATION of GOLDRIDGE GOLD MINING COMPANY (PROPRIETARY) LIMITED.

"B" - ARTICLES OF ASSOCIATION of GOLDRIDGE GOLD MINING COMPANY (PROPRIETARY) LIMITED.

And I, the said Notary, do further certify and attest that the same are *true and faithful cop*ies *of the said original*s *and agree therewith in every* *...spect. An act whereof being required, I have granted these presents under my* *...arial Form and Seal to serve and avail as occasion shall or may require.*

Thus done and passed *at* JOHANNESBURG *afo... on this the* 4th *day of* OCTOBER *in the year of Our ... One Thousand Nine Hundred and* SEVENTY-FOUR.

Notary Public.

'CEK.
18.74.
RIDGE.

REPUBLIC OF SOUTH AFRICA

COMPANIES ACT, 1973

MEMORANDUM OF ASSOCIATION OF A COMPANY HAVING A SHARE CAPITAL

Registration No. of Company
74 3333

1. NAME

(a) The name of the Company is "GOLDRIDGE GOLD MINING COMPANY (PROPRIETARY) LIMITED."

2. ...../

2. PURPOSE DESCRIBING THE MAIN BUSINESS

The main business which the Company will carry on is -

(a) to acquire mineral rights and prospecting contracts and options to acquire mineral rights and prospecting contracts from -

(i) (A) ANGLO AMERICAN GOLD INVESTMENT COMPANY LIMITED;

(B) WATERPAN GOLD MINING COMPANY (PROPRIETARY) LIMITED and BENNIE STRUCK,

in terms of an agreement entered into between them on the 23rd day of August 1974;

(ii) the owners of the mineral rights immediately adjoining those referred to in (i), if so determined unanimously at a general meeting of the Company, on the terms and conditions stated in the agreement referred to in (i);

(b) to prospect the areas relating to the mineral rights and prospecting contracts referred to in (i) in order to determine whether or not to exploit and mine those areas for precious metals and source materials and, if so determined, to carry on those mining operations.

3. MAIN OBJECT

The main object of the Company is to acquire the rights referred to in Clause 2(a). and to prospect for and to mine precious metals and source materials in the areas covered by those rights.

4. ...../

4. ANCILLARY OBJECTS EXCLUDED

None of the unlimited ancillary objects referred to in Section 33(1) of the Act is excluded from the Company's objects.

5. POWERS

The Company's powers, as stated in Schedule 2 of the Act, are limited in that -

(a) it may only -

(i) borrow moneys from its members;

(ii) sell, alienate or otherwise dispose of any mineral or mining right or prospecting contract or any option therefor (all of which are collectively referred to as "the mineral and prospecting rights") owned by it;

(iii) acquire any mining or prospecting right included in the term "the mineral and prospecting rights";

in terms of and on the conditions stated in the agreement referred to in Clause (2)(a);

(b) it may not -

(i) grant any option over its shares;

(ii) mortgage any of the mineral and prospecting rights;

(iii) lease any of its mineral and prospecting rights;

(iv) subscribe for or purchase any shares or stocks in or debentures of any company;

(v) ...../

(v) except in accordance with the written agreement entered into between ANGLO AMERICAN CORPORATION OF SOUTH AFRICA LIMITED and the Company for the provision of administrative, financial, secretarial, technical and engineering services which is in accordance with the standard form of such agreement, enter into any contract with any of its members or any other company in which any of its members has a substantial direct or indirect interest;

(vi) convene a meeting to consider or to pass resolutions to place itself in voluntary winding-up or under judicial management.

6. CONDITIONS

(a) This Memorandum of Association and the Company's Articles of Association may only be altered -

(i) in terms of Clause 17(b)(ii)(A).03 of the agreement referred to in Clause 2 of this Memorandum of Association;
or

(ii) with the prior written consent referred to in Clause 3(b) of that agreement;

(b) Until the Company is converted into a public company for the proposed listing of its shares on The Johannesburg Stock Exchange its authorised and issued and paid-up share capital shall not exceed R200,00 (TWO HUNDRED RAND) divided into 200 (TWO HUNDRED) shares of R1,00 (ONE RAND) each ranking pari passu in every respect;

(c) The number of shares allotted from time to time in terms of the agreement referred to in Clause 5 of this Memorandum of Association to the vendors of ..../

of the adjoining mineral rights referred to in Clause 2(a)(ii) of this Memorandum of Association -

(i) shall not exceed 98 (NINETY-EIGHT) shares in the aggregate;

(ii) shall only be allotted as consideration for the mineral rights ceded to the Company;

(d) The remainder of the Company's issued and paid-up share capital (and consisting of at least 51% (FIFTY-ONE PER CENTUM) thereof) shall always be held by ANGLO AMERICAN GOLD INVESTMENT COMPANY LIMITED (or its successor(s) in title) and the parties referred to in Clause 2(a)(i)(B) of this Memorandum of Association or their respective successor(s) in title in the proportions of 60% (SIXTY PER CENTUM) and 40% (FORTY PER CENTUM) respectively subject to the changes from time to time in those proportions in terms of Clause 12 of the agreement referred to in Clause 2(a) of this Memorandum of Association;

(e) No member may institute any proceedings for the winding up of the Company or to place it under judicial management.

7. PRE-INCORPORATION CONTRACTS (IF ANY)

There are no pre-incorporation contracts.

8. CAPITAL

The share capital of the Company is R200,00 (TWO HUNDRED RAND) divided into 200 (TWO HUNDRED) ordinary par value shares of R1,00 (ONE RAND) each.

WE, .../

WE, the several persons whose full names, occupations, residential, business and postal addresses are subscribed, are desirous of being formed into a company in pursuance of this Memorandum of Association, and we respectively agree to take up the number of shares in the capital of the Company set opposite our respective names.

We also agree to pay for the par value shares as determined by this Memorandum.

PARTICULARS ...../

PARTICULARS OF SUBSCRIBERS	NUMBER IN WORDS AND TYPE OF SHARES TAKEN	DATE AND SIGNATURE OF SUBSCRIBER
Full names ALAN BRUCE McKERRON Occupation Manager Residential address 44 Mandeville Road, Bryanston. Sandton. Business address 44, Main Street, JOHANNESBURG. Postal address P.O. Box 61587, MARSHALLTOWN. 2107	1 (One)	A.B.McKerron 27. Sep. 1974.
Full names NORMAN DOUGLAS ALEXANDER HARDIE Occupation DIVISIONAL MANAGER. Residential address 10 Waterfall Avenue, Craighall. Johannesburg. Business address 44, Main Street, Johannesburg. Postal address P.O. Box 61587, Marshalltown. 2107.	(1) One.	N.D.A. Hardie 27 Sep. 1974
TOTAL SHARES TAKEN:	2 (Two)	

PARTICULARS ...../

PARTICULARS OF WITNESS TO ALL THE ABOVE SIGNATURES	DATE AND SIGNATURE OF WITNESS
ull names HARLES LANGLEY MALTBY ccupation hartered Secretary esidential address 4, Nielsen Drive, lairgowrie. andburg. usiness address 43 Main Street, ohannesburg. ostal address .O. Box 61587, arshalltown. 2107.	C.L. MALTBY 27 Sep. 1974.

52000012036 "B"

CHG/CEK.
28.08.74.
GOLDRIDGE.

REPUBLIC OF SOUTH AFRICA

COMPANIES ACT, 1973

ARTICLES OF ASSOCIATION
OF A COMPANY HAVING A SHARE CAPITAL
NOT ADOPTING SCHEDULE 1

(Section 60(1) - regulation 18)

Registration No. of Company
74 3333

NAME OF COMPANY - GOLDRIDGE GOLD MINING COMPANY
(PROPRIETARY) LIMITED.

A. The articles of Table B contained in Schedule 1 to the Companies Act, 1973, shall not apply to the Company.

B. The Company's articles are -

1. In the interpretation of these Articles of Association and unless contrary to or excluded by the subject or context -

(a) any word herein signifying -

(i) the singular shall include the plural and vice versa;

(ii) the masculine shall include the feminine and the neuter;

(b) any word herein which is defined in the Companies Act, 1973 and is not defined in (e) shall bear that statutory meaning in these Articles of Association;

(c) any word, phrase or sentence herein which is not defined in the Companies Act, 1973 or in (e) shall bear its usual meaning;

(d) each term or power or authority herein shall be given the widest possible interpretation;

(e) each of the following words and expressions herein shall have the meaning stated opposite it and where applicable shall include the word or expression stated opposite it -

	WORD OR EXPRESSION	MEANING
(i)	"annual general meeting"	The annual general meeting or any adjournment thereof, as the case may be.
(ii)	"a company"	includes an associatio[n] of persons or a body corporate, as the case may be.
(iii)	"the Company"	This company.

(iv) ...../

WORD OR EXPRESSION	MEANING
(iv) "the directors"	The board of directors of the Company.
(v) "general meeting"	Any general meeting of the Company or any adjournment thereof, a the case may be.
(vi) "a member"	The registered holder of a share.
(vii) "the office"	The registered office for the time being of the Company.
(viii) "person"	includes a body corporate, a company or an association of persons, as the case may be.
(ix) "the Republic"	The Republic of South Africa and South West Africa.
(x) "the secretary"	The secretary for the time being of the Company or any authori person to act in his place and includes a person authorised by the directors to carry out any of the duties of the secretary.
(xi) "a share"	A share in the capital of the Company and includes, where applicable in terms of the shareholders' agreement, a fraction of a share.
(xii) "sign"	includes the reproduct of a signature by lith graphy, printing with india-rubber stamp or other mechanical proce or partly the one and partly the other proce and "signature" has th corresponding meaning.

(xiii) ...../

WORD OR EXPRESSION		MEANING
(xiii)	"the statutes"	The Companies Act, 1973 (as amended from time to time).
(xiv)	"these presents"	The Articles of Association of the Comp[any] for the time being in force.
(xv)	"writing"	includes printing, type-writing, lithography or any other mechanical process, or partly one and partly the other.
(xvi)	"AMGOLD"	ANGLO AMERICAN GOLD INVESTMENT COMPANY LIMITED or its successo[r] in title in terms of th[e] shareholders' agreement
(xvii)	"WATERPAN"	The company which will be formed in terms of and is referred to in preamble E and Clause 2 of the shareholders' agreement and to which the shares subscribed f[or] by WATERPAN GOLD MINING COMPANY (PROPRIETARY) LIMITED and BENNIE STRU[CK] will be transferred in terms of the company's Memorandum of Associati[on]
(xviii)	"the shareholders' agreement"	The agreement dated 23rd August 1974 between AMGOLD, WATERPAN GOLD MINING COMPANY (PROPRIETARY) LIMITED and BENNIE STRUCK relating to the formati[on] of the company.

2. (a) The Company may only -

(i) increase its share capital;

(ii) alter its Memorandum of Association;

in..../

in terms of and on the conditions stated in the shareholders' agreement;

(b) No member may institute any proceedings for the winding up of the Company or to place it under judicial management.

3\. (a) The Company shall enter in the register as a member, nomine officii, the name of anyone who submits proof of his appointment as -

(i) the executor of the estate of a deceased member;
or

(ii) the trustee of an insolvent member;
or

(iii) the curator or guardian of a member who is under any legal disability;
or

(iv) the liquidator (provisional or final) of a body corporate which is a member and has been placed under liquidation;
or

(v) the judicial manager (provisional or final) of a body corporate which is a member and has been placed under judicial management;

and thereupon that person shall be deemed for the purpose of these presents to be a member;

(b) Any shares subscribed for by WATERPAN GOLD MINING COMPANY (PROPRIETARY) LIMITED and BENNIE STRUCK (who are referred to in the definition of "WATERPAN" in Article 1(e)(xvii) may be transferred -

(i) ..../

(i) to WATERPAN GOLD MINING COMPANY (PROPRIETARY) LIMITED and/or BENNIE STRUCK;
and/or

(ii) to the wife or widow and any one or more of the major children of BENNIE STRUCK;
and/or

(iii) to the trustees of a trust created by BENNIE STRUCK in terms of his Will or inter vivos for the benefit of his wife and/or children and/or grandchildren;
and/or

(iv) on the death of BENNIE STRUCK, to WATERPAN GOLD MINING COMPANY (PROPRIETARY) LIMITED and any one or more of the persons referred to in (ii) and/or (iii).

4. The certificate of title to a share shall be -

(a) issued in the manner and form;

(b) signed in the manner

determined from time to time by the directors.

5. All shares shall be -

(a) numbered in numerical progression;

(b) distinguished by their appropriate numbers.

6. A share may only be allotted, sold, alienated or disposed of or be transferred in terms of and on the conditions stated in the shareholders' agreement.

7. ..../

7. The form for the transfer of a share shall be -

(a) in writing;

(b) signed, if there are no statutory provisions to the contrary, by -

(i) the transferor; and

(ii) the transferee.

8. The transferor of a share shall be deemed to remain a member until the name of the transferee is entered in the register in respect of that share.

9. Subject to the provisions of the statutes -

(a) not less than 21 (twenty-one) clear days' notice in writing -

(i) of an annual general meeting;

(ii) of a general meeting at which a special resolution is to be proposed;

(b) not less than 14 (fourteen) clear days' notice in writing of any other general meeting

shall be given to all members.

10. (a) The notice of a general meeting shall state -

(i) the place, day and hour of that meeting (all of which shall be determined by the directors);

(ii) in the case of a meeting at which business other than "routine" business is to be transacted the general nature of that business;

(b) ..../

(b) "Routine" business means the following business at a general meeting -

(i) consideration of the Company's annual financial statements;

(ii) determining the remuneration of the auditors or the manner in which it is to be determined.

11. (a) While there are only 2 (two) members, those 2 (two) members shall be a quorum for a general meeting, provided that if only one of them is present then that meeting shall be adjourned to the same time on a day which is 7 (seven) days thereafter (provided that if that day is a Saturday, Sunday or public holiday, then it shall be adjourned to the immediately following business day) and in that event if only one member is present or represented by a proxy at that adjourned meeting at the time appointed for holding it and within 10 (ten) minutes thereafter, then that member or proxy shall be a quorum for that meeting and may hold it;

(b) If there are more than 2 (two) members, then the provisions of (a) shall apply, mutatis mutandis, except that the quorum for the adjourned meeting shall be 2 (two) members present in person or by proxy at the time appointed for holding it and within 10 (ten) minutes thereafter;

(c) No business shall be transacted at a general meeting or any adjournment thereof until a quorum is present at the commencement of that meeting or that adjournment.

12. (a) (i) The chairman of the board of directors shall be the chairman of a general meeting;

(ii) ...../

(ii) If at a general meeting the chairman of the board of directors -

(A) is not willing to act;
or

(B) is not present within 10 (ten) minutes after the time appointed for the holding of that meeting,

then -

.01 the directors who are at that meeting shall choose one of them;
or

.02 if no director is present or if all the directors present at that meeting refuse to act as the chairman of that meeting, then the members present at it shall choose a person who is present

to be the chairman of that meeting;

(b) Subject to the provisions of the statutes, the chairman of a general meeting, with the consent of that meeting, may adjourn it from time to time and from place to place;

(c) No business shall be transacted at any adjourned general meeting other than the business left unfinished at the meeting at which that adjournment took place;

(d) (i) Each member who is -

(A) an individual who is present in person;

or

(B) ...../

(B) a company or body corporate which is deemed to be present and whose representative is not himself a member who is entitled to vote at that meeting,

shall have only one vote on a show of hands at a general meeting;

(ii) On a poll at a general meeting each member who is -

(A) an individual who is present in person or is represented by a proxy; or

(B) a company or body corporate which is deemed to be present or is represented by a proxy

shall have one vote on that resolution for each share of which that member is the registered holder.

13. Any person referred to in Article 3 may vote at any general meeting in respect of each share referred to in that article as if he is its registered holder, if, before or at the time for the holding of that general meeting, he produces proof that he is entitled to the transfer of that share in terms of that article or the directors have previously admitted his right to do so.

14. (a) A proxy need not be a member;

(b) The holder of a power of attorney given by a member which authorises that holder to do so, may be a proxy in terms of that power of attorney and vote for that member at a general meeting;

(c) ...../

(c) Subject to (b), the form appointing a proxy shall be in writing and in the case of -

(i) an individual shall be signed by him or his legal representative;

(ii) a company or body corporate shall be signed in the manner which is binding on it in terms of its Articles of Association or constitution (as the case may be).

15. (a) Any power of attorney;
or

(b) (i) any form appointing a proxy;
and

(ii) the power of attorney or other authority (if any) under which that form of proxy is signed (or a notarially certified copy of that power of attorney or other authority),

shall be deposited at the office before or at the time appointed for the holding of the general meeting or adjourned general meeting at which the person named in that power of attorney or proxy proposes to vote.

16. (a) Any form appointing a proxy, whether for a specified general meeting or otherwise, -

(i) need not be witnessed;

(ii) shall be so worded as to enable the holder of that proxy to vote either for or against or to abstain from voting in respect of the resolution or any one or more of the resolutions to be proposed at the general meeting at which it is to be used;

(iii) ...../

(iii) shall be, as nearly as circumstances will permit, in the following form and to the following effect -

"GOLDRIDGE GOLD MINING COMPANY (PROPRIETARY) LIMITED

I, ...

of ....

being a member of the above company, appoint

....

or ....

as my proxy to vote for me and on my behalf as follows -

	1.	2.	3.
	In favour of	Against	To abstain from voting i[n] respect [o]
Resolution No.			
Resolution No.			
Resolution No.			

(If columns 1, 2 and 3 are not completed then my proxy may vote or abstain from voting as that proxy deems fit)

at the general meeting of the company to be held

at .... on .... 19...,

and at each adjournment thereof.

Signed this .... 19...

(Signature) ...."

or ...../

or in any other form permitted by the statutes and approved by the directors;

(b) Except insofar as the form appointing a proxy indicates otherwise, it shall be deemed to include -

(i) the right to demand or join in demanding a poll;
and

(ii) except and to the extent to which the proxy is specially directed to vote for or against or to abstain from voting on any proposal, the power generally to act for the member giving that proxy at the general meeting in question;

(c) Unless the contrary is stated thereon, the form appointing a proxy shall be valid for each adjournment of the general meeting to which it relates.

17. (a) The number of directors shall be 10 (ten);

(b) The first directors shall be -

(i) ALAN BRUCE McKERRON;

(ii) NORMAN DOUGLAS ALEXANDER HARDIE;

(iii) PETRUS JOHANNES PIENAAR;

(iv) DENNIS ARTHUR ETHEREDGE;

(v) DONALD EVANDER MacIVER;

(vi) WILLIAM RAWDON LAWRIE;

(vii) EDWIN PETER GUSH;

(viii) ...../

(viii) SELWYN BARNETT KOSSUTH;

(ix) BENNIE STRUCK;

(x) SELWYN CHARLES STRUCK.

18. AMGOLD shall be entitled by written notice to the Company, which shall be operative as soon as it is received at the office, -

(a) to remove any of those directors;

(b) to fill any vacancy in any of the directors referred to in Article 17(b)(i) to (viii) (both numbers inclusive) or appointed by it in terms of (b);

(c) (i) to appoint 1 (one) or more alternates to each director referred to in Article 17(b)(i) to (viii);

(ii) to remove any of those alternates;

(iii) to fill any vacancy in any of those alternates.

19. The provisions of Article 17 shall apply, mutatis mutandis, to WATERPAN except that -

(a) the references therein shall be to Article 17(b) (ix) and (x);

(b) the number of directors which it is entitled to appoint shall be reduced to 1 (one) or its rights to appoint directors shall cease in the circumstances and on the conditions stated in Clause 5 of the shareholders' agreement (and in either of those events AMGOLD shall be entitled to fill the vacancy (ies) in terms of and on the conditions stated in Article 18).

20. ...

20. If any director is removed in terms of the statutes or Article 23, then the vacancy in question shall be filled in terms of Articles 18 or 19, as the case may be.

21. The remuneration of the directors shall be determined from time to time by a general meeting.

22. Subject to the provisions of the statutes, a director -

(a) shall be included in the quorum for a meeting of directors at which a resolution in which he is interested is proposed;

(b) shall be entitled to vote on that resolution.

23. A director shall cease to be a director on the happening of any of the following events -

(a) if his estate is finally sequestrated;

(b) if he files a petition for the surrender of his estate as insolvent;

(c) if he is placed under curatorship by any court of competent jurisdiction;

(d) if he is removed under Articles 18 or 19 or 23;

(e) if he delivers a notice of his resignation at the office with effect from -

(i) the date on which that notice is delivered; or

(ii) any later date stated in that notice to which the directors agree.

24. /...

24. Each alternate director shall be entitled -

(a) subject to his advising the Company of an address at which notices shall be served upon him, to receive notice, in terms of Article 26 of each meeting of directors;

(b) to attend each meeting of directors;

(c) in the absence of the director to whom he is an alternate, to exercise all the rights of that director;

(d) at any meeting of directors which he attends, to one vote in respect of each director to whom he is an alternate and who is not present at that meeting.

25. The Company may pay an alternate director any remuneration which could be paid to a director in terms of Article 21.

26. (a) The directors may -

(i) meet, adjourn and otherwise regulate the holding of and the proceedings at their meetings as they deem fit;

(ii) determine -

(A) what notice is to be given of their meetings;

(B) the means of giving that notice;

(b) (i) A director may at any time;

(ii) the secretary, on the request of a director, shall

convene a meeting of directors;

(c) ..../

(c) It shall not be necessary to give notice of a meeting of directors to a director who is not in the Republic at the date on which that notice is given.

27. (a) The directors may -

(i) elect a chairman of the board of directors;

(ii) determine the period for which he is to hold office;

(b) If -

(i) a chairman of the board of directors is not elected;
or

(ii) at any meeting of directors he is not present at the time appointed for holding that meeting,

then the directors present at that meeting shall choose one of them to be the chairman of that meeting.

28. (a) 3 (Three) directors (two of whom shall be directors and/or alternate directors referred to in Article 17(b)(i) to (viii) and/or appointed in terms of Article 18 and one shall be a director or alternate director referred to in Article 17(b)(ix) and (x) or appointed in terms of Article 19) present at the commencement of a meeting of directors or any adjournment thereof shall be a quorum for a meeting of directors, provided that if a quorum is not so present then that meeting shall be adjourned to the same time on a day which is 7 (seven) days thereafter (provided that if that day is a Saturday, Sunday or public holiday, then it shall be adjourned to the immediately following business day) and in ...../

in that event if only one director is present at the time appointed for holding it and within 10 (ten) minutes thereafter, then that director shall be a quorum for that meeting and may hold it;

(b) (i) Any question arising at a meeting of directors shall be decided by a majority of the votes cast on it;

(ii) The chairman of a meeting of directors shall have a casting vote on any question arising at a meeting of directors.

29. Subject to the provisions of the shareholders' agreement, a meeting of directors at which a quorum is present may exercise any or all of the powers for the time being vested in or exercisable generally by the directors under these presents or the statutes.

30. (a) A resolution in writing signed by all the directors who are then in the town where the office is situated (provided that, if a director is not so present but has an alternate who is then in that town, that resolution is signed by him) and who are not less than a quorum for a meeting of directors and inserted in the record book referred to in Article 31 shall be as valid and effective as if it had been passed at a meeting of directors;

(b) The resolution referred to in (a) -

(i) may consist of one or more documents in the same form each of which is signed by one or more of the directors concerned or by their respective alternates in terms of (a); and

(ii) .../

(ii) inserted in the record book referred to in Article 31

shall be as valid and effective as if it had been passed at a meeting of directors.

31. (a) The directors shall cause -

(i) a record to be made of all resolutions passed at meetings of directors;

(ii) any resolution passed in terms of Article 30 to be inserted

in a book provided for that purpose;

(b) The record or resolution or any extract therefrom which purports to be signed by -

(i) the chairman of the board of directors; or

(ii) any director and the secretary

shall be prima facie evidence of the matters stated therein.

32. (a) The management of the Company's business and its control shall be vested in the directors who, in addition to all powers expressly conferred upon them by the statutes or these presents and subject always to the conditions of the shareholders' agreement, may exercise all the powers and do whatever may be exercised or done by the Company and are not in terms of the statutes or by these presents expressly directed or required to be exercised or done by a general meeting and, more particularly, the directors shall be obliged to observe and to give effect to the limitations on their ..../

their powers and those of the Company and its directors as set out in the shareholders' agreement and referred to in Clauses 5 and 6 of the Company's Memorandum of Association;

(b) No resolution passed by a general meeting shall invalidate any prior act of the directors which would have been valid if that resolution had not been passed;

(c) The general powers given by sub-article (a) shall not be limited or restricted by any special power given to the directors by these presents.

33. The directors may only exercise the Company's power to borrow moneys on the terms and conditions stated in the shareholders' agreement and subject to the limitations referred to therein.

34. (a) A notice to a member shall be sent by prepaid registered post in an envelope addressed to that member at that member's address as shown in the register and marked in the case of a company - "For the attention of the Managing Director";

(b) Each notice posted in terms of (a) shall be deemed to have been served 3 (three) business days after it has been posted (excluding the date of that posting).

35. Each -

(a) director, alternate director, manager, secretary and other officer of the Company; and

(b) ...../

(b) person employed by the Company as its auditor

shall be indemnified by the Company against any liability incurred by him from time to time in that capacity in defending any proceedings (whether civil or criminal) in which judgment is given in his favour or in which he is acquitted or in respect of any of those proceedings which is abandoned or in connection with any application made under Section 248 of the statutes in which relief is granted to him by a court of competent jurisdiction.

36. (a) Notwithstanding anything to the contrary in these presents the directors -

(i) shall refuse to register any transfer of a share in circumstances other than those provided for in the shareholders' agreement;

(ii) in their absolute discretion but subject always to their obligations to comply with the provisions of the shareholders' agreement, may refuse to register the transfer of a share;

(b) Under no circumstances shall the number of members be permitted at any time to exceed 50 (fifty) (exclusive of persons who are in the employment of the Company and of persons who having been formerly in the employment of the Company were, while in such employment, and have continued after the termination of such employment to be, members of the Company);

(c) No offer shall be made to the public to subscribe for any shares in or debentures of the Company.

37. ...../

37. Should any dispute arise between the directors or members which, in terms of the shareholders' agreement, must be determined by an arbitration, then -

(a) the arbitration shall be held -

(i) at such place in Johannesburg as shall be determined by the arbitrator;

(ii) in a summary manner, i.e. on the basis that -

(A) the matters referred to in Section 14(a)(i) and (iii) of the Arbitration Act No. 42 of 1965 of the Republic of South Africa at the date of the shareholders' agreement (other than discovery); or

(B) the strict rules of evidence

need not be followed unless the arbitrator rules to the contrary;

(iii) immediately and with a view to its being completed as soon as may be possible in the circumstances;

(iv) otherwise under the provisions of that Arbitration Act in force from time to time;

(b) the arbitrator shall be, if the question in issue is -

(i) primarily an accounting matter, an independent accountant;

(ii) primarily a legal matter, a practising Queen's or Senior Counsel of not less than 10 (ten) years' standing as such;

(iii) ...../

(iii) any other matter, an independent person agreed upon between the parties hereto and failing agreement, appointed in terms of that Arbitration Act;

(c) If agreement cannot be reached within 7 (seven) business days after the arbitration has been demanded as to whether the question in issue falls under (b)(i) or (ii) or (iii), then that issue shall be determined by a practising Queen's or Senior Counsel of not less than 10 (ten) years' standing as such agreed upon between the parties or failing agreement, by two such Counsel (one appointed by AMGOLD and one appointed by WATERPAN). If those two Counsel cannot agree on the matter submitted to them, then they shall agree upon a third Counsel and if they cannot agree, then he shall be appointed by the then President of the Johannesburg Bar Council. Thereafter those or that Counsel (as the case may be) shall determine as soon as possible, on written statements of fact given to them (him) by the parties to the dispute (if any party fails to submit a written statement within a reasonable period after being called upon to do so, then the matter may be decided by them (him) without that written statement and only on the written statement(s) so submitted to them (him) whether the question in issue falls under (b)(i) or (ii) or (iii) so that the arbitrator can be appointed in terms of (b) and that the arbitration can be held and concluded as soon as is possible in the circumstances;

(d) The arbitrator shall decide the matter submitted to him according to what he considers just and equitable in the circumstances and, therefore, the strict rules of law need not be observed or taken into account by him in arriving at his decision;

(e) ...../

(e) The decision in any such arbitration shall be final and binding and shall be carried into effect by the directors of the Company or by the Company in general meeting, as the case may be, and shall be recorded in the minutes of meetings of the directors or of the Company in general meeting as a resolution of the directors of the Company or of the Company in general meeting, as the case may be;

(f) The appointment of each director and alternate director of the Company shall be deemed to be an acceptance by that director or alternate director of the provisions of sub-articles (a) to (e).

PARTICULARS ...../

PARTICULARS OF SUBSCRIBERS	~~NUMBER IN WORDS AND TYPE OF SHARES TAKEN~~	DATE AND SIGNATURE OF SUBSCRIBER
1. Full names ALAN BRUCE McKERRON Occupation MANAGER Residential address 44, Mandeville Road, Bryanston. Sandton. Business address 44, Main Street, Johannesburg. Postal address P.O. Box 61587, Marshalltown. 2107		A.B. McKerron. 27 Sep. 1974.
2. Full names NORMAN DOUGLAS ALEXANDER HARDIE Occupation DIVISIONAL MANAGER Residential address 10, Waterfall Avenue, Craighall. Johannesburg. Business address 44, Main Street, Johannesburg. Postal address P.O. Box 61587, Marshalltown. 2107.		N.D.A. Hardie. 27 Sep. 1974.

PARTICULARS ...../

PARTICULARS OF WITNESS TO ALL THE ABOVE SIGNATURES	DATE AND SIGNATURE OF WITNESS
Full names CHARLES LANGLEY MALTBY	C.L. MALTBY 27 Sep. 1974.
Occupation Chartered Secretary.	
Residential address 14 Nielsen Drive, Blairgowrie. Randburg.	
Business address 44, Main Street, Johannesburg.	
Postal address P.O. Box 61587, Marshalltown. 2107.	

Exhibit 12

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 2

Memorandum of association

of a company having a share capital

[Section 54 (1); regulation 17 (1) and 17 (2)]

1305990058

Registration No. of company
85 04895/07

GP

Paste revenue receipt here or affix revenue stamps here or impress revenue franking machine impression here

REGISTRATEUR VAN MAATSKAPPYE
PRIVAATSAK/PRIVATE BAG X429
23 -10-1985
PRETORIA 0001
REGISTRAR OF COMPANIES

1. Name

(a) The name of the Company is

Palmietfontein

SELTRUST MINING VENTURES (PROPRIETARY) LIMITED

(b) The name of the Company in the other official language of the Republic is

N/A

(c) The shortened form of the name of the Company is

N/A

2. Purpose describing the main business

The main business which the Company is to carry on:

"To engage in and turn to account mining ventures of all kinds and in all fields".

9

3. Main object

The main object of the Company is:

"To engage in and turn to account mining ventures of all kinds and in all fields".

4. Ancillary objects excluded

The specific ancillary objects, if any, referred to in section 33 (1) of the Act, which are excluded from the unlimited ancill objects of the Company

NIL

5. Powers

(a) The specific powers or part of any powers of the Company, if any, which are excluded from the plenary powers or powers set out in Schedule 2 to the Act

NIL

(b) The specific powers or part of any specific powers of the Company set out in Schedule 2 to the Act, if any, which qualified under section 34 of the Act

NIL

6. Conditions

Any special conditions which apply to the Company and the requirements, if any, additional to those prescribed in the . for their alteration

NIL

7. Pre-incorporation contracts (if any) NIL

8. Capital

(a) *Par value:* The share capital of the Company is R4 000 rand, divided into:

(i) 4 000 ordinary par value shares of R1,00 rand/cent each;

(ii) – preference par value shares of – rand/cents each; and

(iii) – redeemable preference par value shares of – rand/cents each.

(b) *No par value:*

(i) The number of no par value ordinary shares is –;

(ii) the number of no par value preference shares is –; and

(iii) the number of redeemable no par value preference shares is –

THE COMPANIES ACT, 1926.

(AS AMENDED).

COMPANY LIMITED BY SHARES

Memorandum of Association

AND

Articles of Association

OF

FREE STATE DEVELOPMENT AND INVESTMENT CORPORATION, LIMITED.

543

(Incorporated in the Transvaal on 11th February, 19[illegible])

3200018021

FREE STATE DEVELOPMENT AND INVESTMENT CORPORATION, LIMITED.

INDEX TO ARTICLES OF ASSOCIATION

544

3200018022

3200018025

3200018026

Revenue Stamps
£3
Cancelled.

THE COMPANIES ACT, 1926.

(AS AMENDED).

Company limited by Shares.

No. U.C. 16081.
REGISTERED this ELEVENTH day of FEBRUARY, 1944.
C. E. MORRIS,
REGISTRAR OF COMPANIES.

Memorandum of Association

OF

FREE STATE DEVELOPMENT AND INVESTMENT CORPORATION, LIMITED.

1. The name of the Company is FREE STATE DEVELOPMENT AND INVESTMENT CORPORATION, LIMITED.

2. The Registered Office of the Company will be situate in the Transvaal.

3. The objects for which the Company is established are:—

(1) To purchase, take on lease or in exchange, hire or otherwise acquire, any movable and immovable property, claims, mineral properties, mining rights, water and other rights of every description in any country or place, and any interests therein and rights over the same, and any concessions, prospecting contracts, option contracts, grants, rights, powers and privileges in respect thereof, and either absolutely or conditionally, and either solely or jointly with others; to carry on all kinds of exploration work and in particular to search for, prospect, examine and explore mines, ground and soil supposed to contain or containing precious stones, minerals or metals of every description and to search for and obtain information in regard to mines, claims, mining claims and leases, mining districts and locations; to enter into and procure and to grant, sell, deal in and turn to account prospecting contracts over any land, claims or mining titles, wheresoever situate and to procure and to grant, sell and deal in rights or options of purchase over land, mineral rights or mining titles of whatsoever kind, water rights, surface rights of every description, servitudes or other limited rights or interests in land and mineral contracts of every description, and in particular with or without modification to adopt and acquire the benefits of the agreement, as amended, referred to in Clause 3 of the accompanying Articles of Association.

(2) To acquire from the Government of the Union of South Africa or any Provincial Government or the Government of any British Colony or Protectorate, or any foreign country or from any other authority or any company or individual, the ownership in, or the lease of, or any other right or title of whatsoever sort or nature, in and to any mineral rights, mining claims, mynpachts or other mining rights in Africa or elsewhere, and either absolutely or conditionally and either solely or jointly with others, and generally to enter into any arrangement with any Government or authorities, supreme, municipal, local or otherwise, in Africa or elsewhere, that may seem conducive to the Company's objects or any of them, and to obtain from any such Government or authority any rights, privileges and

Note.—The Agreement referred to in 3 (1) above was an Agreement to be entered into between Roodepoort Main Reef Mines, Limited, New Union Goldfields, Limited, Johannesburg Consolidated Investment Company, Limited, and the Company, in connection with the acquisition by the Company of certain Option Contracts and Rights. The Agreement was duly concluded.

concessions which the Company may think it desirable to obtain, and to carry out, exercise and comply with any such arrangements, rights, privileges and concessions.

(3) To prospect for, open, work, explore, develop and maintain diamond, gold, silver, copper, coal, iron and other mines, mineral and other rights, properties and works, and to carry on and conduct the business of raising, crushing, washing, smelting, reducing and amalgamating ores and metals and minerals, and to render the same merchantable and fit for use, and to carry on all or any of the businesses of mineralogists, metallurgists, amalgamators, geophysicists, miners, smelters, quarry owners, quarrymen and brickmakers.

(4) To buy, sell, refine and deal in bullion, specie, coin and precious metals.

(5) To develop the resources of and turn to account any lands or any rights over or connected with land belonging to the Company, or in which the Company is interested, and in particular by clearing, draining, fencing, planting, cultivating, building, improving, farming, irrigating and grazing, and by promoting immigration and emigration, and the establishment of towns, villages and settlements.

(6) To carry on the business of farmers, graziers, planters, miners, dredgers, coal and iron masters, builders, contractors, merchants, dealers in gold and silver, diamonds and other precious metals and stones, importers and exporters, bankers, shipowners, wharfingers, carriers, warehousemen, hotelkeepers, storekeepers, publishers, printers, agents and general merchants, and to buy and sell and deal in every commodity, substance and product.

(7) To carry on any other business, whether manufacturing or otherwise, which may seem to the Company capable of being conveniently carried on in connection with any of the above specified objects, or calculated directly or indirectly to enhance the value of or render profitable any of the Company's property or rights.

(8) To apply for, purchase or otherwise acquire any patents, brevets d'invention, licences, concessions and the like, conferring an exclusive or non-exclusive or limited right to use any secret or other information as to any invention which may seem capable of being used for any of the purposes of the Company, or the acquisition of which may seem calculated, directly or indirectly, to benefit this Company, and to use, exercise, develop, grant licences in respect of, or otherwise turn to account the property, rights and information so acquired.

(9) To sell, improve, manage, develop, exchange, enfranchise, lease, mortgage, dispose of, turn to account or otherwise deal with all or any part of the property or rights of the Company, including the granting of power to work, on any terms which may from time to time be deemed fit, any mines or claims of the Company.

(10) To negotiate loans, and to act as agents for the loan, payment, transmission, collection and investment of money, and for the management of property.

(11) To obtain and furnish accurate information in reference to the mining and other districts of South Africa and elsewhere, and to act as agents between owners of mining and other properties in South Africa and investors in Europe, and negotiate the sale of properties, and generally carry on an agency business.

(12) To employ and pay mining experts, agents and other persons, partnerships, companies or corporations, and to organise, equip and dispatch expeditions for prospecting, exploring, reporting on, surveying, working and developing lands, farms, districts, territories and properties in South Africa or elsewhere, and whether the same are the property of the Company or otherwise, and to colonise and assist in the colonisation of the said lands, farms, districts, territories and properties, and to promote emigration or immigration for that purpose, and to make advances to and pay for or contribute to the expenses of and otherwise assist any persons or company prospecting, acquiring, settling or farming, building on, mining or otherwise developing the said lands, farms, districts, territories and properties, or desirous of so doing.

(13) Subject to the consent and leave of the Government of the Union of South Africa or other proper legal authority, being first obtained where required in terms of any present or future laws in respect of the construction and maintenance of railways, tramways and telegraphs, to construct, erect, maintain and improve or aid in and subscribe towards the construction, erection, maintenance and improvement of railways, tramways, roads, waterways, waterworks, shafts, wharves, public or private buildings, parks, telegraphs, electric works, gas works, machinery and other works and appliances.

(14) Subject to the consent and leave of the Government of the Union of South Africa, or other proper legal authority being first obtained, where required as set forth in sub-section (13) above, to promote, make, provide, acquire, take on lease or agreement, lease, let, grant running powers over, work, use and dispose of railways, tramways, waterways, and other roads, and ways, and to contribute to the expenses of promoting, making, providing, acquiring, working and using the same.

(15) To establish or promote or concur in establishing or promoting any other Company whose objects shall include the acquisition and taking over of all or any of the assets and liabilities of, or shall be in any manner calculated to advance, directly or indirectly the objects or interests of the Company, and to acquire and hold shares, stock or securities of, and guarantee the payment of any securities issued by or any other obligations of any such company.

(16) To purchase or otherwise acquire and undertake all or any part of the business, property and liabilities of any person or company carrying on any business which the Company is authorised to carry on, or possessed of property suitable for the purposes of the Company.

(17) To enter into partnership or into any arrangement for sharing profits, union of interests, joint adventures, reciprocal concessions or co-operation with any person or company, carrying on or engaged in or about to carry on or engage in any business or transactions which the Company is authorised to carry on or engage in, or any business or transaction capable of being conducted so as to directly or indirectly benefit this Company, and to guarantee the issue of, underwrite, acquire options over, take or otherwise acquire and hold shares or stock in, or securities of, and to subsidise or otherwise assist any company, and to sell, grant options over, hold, re-issue with or without guarantee, or otherwise deal with such shares, stock or securities.

(18) To sell or dispose of the undertaking of the Company, or any part thereof, for such consideration as the Company may think fit, and in particular for shares, debentures, debenture stock or securities of any other company having objects altogether or in part similar to those of this Company.

(19) To establish, and promote, or concur in establishing and promoting, associations, companies, syndicates and undertakings of all kinds and to secure by underwriting or otherwise the subscription of any part of the capital of any such association, company, syndicate, or undertaking, and to pay or receive any commission, brokerage or other remuneration in connection therewith.

(20) To establish, manage and assist chemical and assaying laboratories for analytical and testing purposes, particularly for analysing and testing the valuable substances specified or referred to in this clause, and generally to carry on and promote the objects of mineralogists, metallurgists and amalgamators.

(21) To buy, subscribe for, or otherwise acquire, issue, place, sell or otherwise deal with stocks, shares, bonds, debentures, and securities of all kinds and to give any guarantee or security in relation thereto or otherwise in connection with any stocks, shares, bonds, debentures or securities.

(22) To act as Directors, Managers, Secretaries, Consulting Engineers, Technical Advisers, members of Local or Advisory Committees and/or promoters of other companies; to secure the appointment of

the Company's nominees as Directors or Managers and/or members of local or advisory committees of other companies, upon such terms and conditions as it may think fit and in particular to arrange with any person or persons so appointed for the cession by such person or persons to the Company of any fees or other remuneration which any such person or persons may receive or be entitled to receive as remuneration for his or their services as a Director or Directors or a member or members of a local or advisory committee of any such company or companies; to give to any person who is a Director or a member or members of a local or advisory committee of any other company or companies and who agrees to cede to the company any fees or other remuneration which he may receive or be entitled to receive as remuneration for so acting, in consideration of his so doing, a percentage or percentages of the profits made by the Company, and/or of the amount distributed or to be distributed by the Company by way of dividends, whether in cash or otherwise, or to make any other arrangements with such person or persons on account of such cession as aforesaid, as the Company may deem fit.

(23) To act as agents or brokers for any company, and to keep for any company, authority or body any register relating to any stocks, funds, shares or securities, and to undertake any duties in relation to the registration of transfers the issue of certificates or otherwise, and to keep any accounts.

(24) To borrow or raise money in such manner as the Company may think fit, and in particular by the issue of debentures or debenture stock or perpetual annuities, and, in security of such money so borrowed or raised, to mortgage, pledge or charge the whole or any part of the property, assets or revenue of the Company, present or future (including its uncalled capital), by special assignment or otherwise, or to transfer or convey the same absolutely or in trust, and to give the lenders powers of sale and other usual and necessary powers.

(25) To make, draw, accept, endorse, discount, execute and issue bills of exchange, promissory notes, debentures, bills of lading and other negotiable or transferable instruments or securities and to open any banking and/or similar accounts and to operate thereon whether the same be in credit or debit.

(26) To invest money at interest on the security of land of any tenure, buildings, farming stock, stocks, shares, securities, merchandise and any other property in the United Kingdom, South Africa or elsewhere, and generally to lend and advance money to any persons or companies without security, or upon such security and terms and subject to such conditions as may seem expedient, and to guarantee the performance of any contract by any person or company.

(27) Generally to carry on and undertake any business, except the business of stock and share brokers, undertaking, transaction or operation, whether mercantile, commercial, financial, manufacturing or trading, such as an individual capitalist may lawfully undertake and carry out.

(28) Generally to purchase, take on lease or in exchange, hire or otherwise acquire any movable or immovable property, any rights or privileges which the Company may think necessary or convenient with reference to any of these objects, or capable of being profitably dealt with in connection with any of the Company's property or rights for the time being, and in particular any land, building, easements, licences, patents, machinery, rolling stock, plant and stock-in-trade, and to pay for any such property, rights or privileges either in cash, shares, debentures or securities of the Company, or partly in cash and partly in such shares, debentures or securities or otherwise.

(29) To distribute, by way of dividend or bonus, amongst the members, such specific assets belonging to the Company as may be determined by the Company and in particular shares, stock, debentures or securities of any other company held by or otherwise belonging to the Company, but so that no distribution amounting to a reduction of capital be made except with the sanction (if any) for the time being required by law.

(80) To pay the costs, charges and expenses preliminary and incidental to the formation, establishment and registration of the Company and to remunerate any parties for services rendered, or to be rendered, in procuring or assisting to procure persons to become members of the Company, or in placing or assisting to place, any debentures, debenture stock or other securities of the Company, or in or about the formation or promotion of the Company or the conduct of its business.

(81) To promote and aid in the promotion of measures for the protection and advancement of the mining industry, townships, forestry, agriculture, land companies and other ventures in the Transvaal and elsewhere, and to promote and oppose legislative and other measures affecting the said matters, and to apply any part of the Company's funds for such purposes.

(82) To procure the Company to be incorporated and registered, or otherwise duly constituted, if necessary or advisable, in the Union of South Africa, in England, or elsewhere as may from time to time be determined.

(83) To open and keep a branch or Foreign register or registers of shares in London, New York or elsewhere, and to allocate any number of the shares in the Company to such register or registers, and also to close such register or registers as may from time to time be determined; and to procure the Company to be registered or recognised in any part of the world.

(84) To establish and support, or to aid in the establishment and support of associations, institutions, clubs, hospitals, trust funds, or conveniences calculated to benefit employees or ex-employees of the Company or the dependants or connections of such persons, and to make donations to any persons and for any purposes, and to grant pensions and allowances and to make payments towards insurance, and to subscribe or guarantee money for charitable or benevolent objects or for any exhibition, or for any public, general or useful object.

(85) To do all or any of the above things in any part of the world, and as principals, agents, contractors, trustees or otherwise, and by or through trustees, agents or otherwise, and either alone or in conjunction with others.

(86) To transfer to or otherwise cause to be vested in any company or person or persons all or any of the lands and properties of the Company, to be held in trust for the Company, or on such trusts for working, developing or disposing of the same as may be considered expedient.

(87) To do all such other things as are incidental or which the Company may think conducive to the attainment of the above objects, and so that the word "Company" in this clause shall, except when used with reference to this Company be deemed to include any partnership or other body of persons, whether incorporated or not incorporated, and whether domiciled in the Transvaal or elsewhere, and so that the objects specified in each paragraph of the clause shall, except when otherwise expressed in such paragraph, be regarded as independent objects and shall be in no wise limited or restricted by reference to or inference from the terms of any other paragraph or the name of the Company.

4. The liability of the members is limited.

5. *The Share Capital of the Company is Five Hundred Thousand Pounds (£500,000), divided into Two Million (2,000,000) shares of Five Shillings each, with power to divide the shares in the original or any increased capital into several classes, and to attach thereto respectively any preferential, deferred, qualified or special rights, privileges or conditions.

---

*Note.—The capital of the Company was subsequently increased as follows:

Increased to £550,000, in 2,200,000 shares of 5s. each, on 12th September, 1946.

Increased to £605,000, in 2,420,000 shares of 5s. each, on 7th December, 1948.

Increased to £1,000,000 in 4,000,000 shares of 5s. each, on 9th April, 1951. Of the said shares, 3,680,000 have been issued fully paid, and 870,000 shares are in reserve.

1/- Revenue Stamp
(Cancelled).

We, the several persons, whose names, addresses and occupations are subscribed, are desirous of being formed into a Company in pursuance of this Memorandum of Association, and we respectively agree to take the number of shares in the capital of the Company set opposite our respective names.

Signatures of Subscribers.	Full Names and Addresses of Subscribers.	Occupations of Subscribers.	Number of Shares taken by each Subscriber.
G. H. BEATTY ...	George Hewitt Beatty, Ground Floor, Consolidated Building, Corner of Fox and Harrison Streets, Johannesburg.	Director of Companies	Four Hundred
K. RICHARDSON ...	Kenneth Richardson, Seventh Floor, Consolidated Building, Corner of Fox and Harrison Streets, Johannesburg.	Consulting Engineer	Four Hundred
ROD. L. INNES ...	Roderick Lamb Innes, Ground Floor, Consolidated Building, Corner of Fox and Harrison Streets, Johannesburg.	Director of Companies	Four Hundred
E. W. BAYLISS ...	Eric Warren Bayliss, Fourth Floor, A.B.C. Chambers, Corner of Simmonds and Fox Streets, Johannesburg.	Secretary to New Union Goldfields, Limited	400 Four Hundred
H. H. MORRIS ...	Harry Harris Morris, K.C., 836 His Majesty's Building, Corner of Joubert and Commissioner Streets, Johannesburg.	Advocate	Four Hundred
F. H. ROOME ...	Francis Herbert Peter Roome, Ground Floor, Consolidated Building, Corner of Fox and Harrison Streets, Johannesburg.	Local Secretary to Johannesburg Consolidated Investment Company, Limited	Four Hundred

Signatures of Subscribers.	Full Names and Addresses of Subscribers.	Occupations of Subscribers.	Number of Shares taken by each Subscriber.
J. M. PATRICK ...	John Millar Patrick, Ground Floor, Consolidated Building, Corner of Fox and Harrison Streets, Johannesburg.	Accountant. Johannesburg Consolidated Investment Company, Limited.	Four Hundred
		Total Shares Taken	Two Thousand Eight Hundred

Dated the EIGHTH day of FEBRUARY, 1944.

WITNESS to the signatures on this and the preceding page:

Signature: THOS. CARVER.

Full Name: THOMAS CARVER.

Address: 104, Union House, 80, Main Street, Johannesburg.

Occupation: Legal Clerk.

Exhibit 13

VAN HULSTEYN, DUTHIE AND SANER
ATTORNEYS,
NOTARIES AND CONVEYANCERS,
JOHANNESBURG.

GP 1305990001

Certificate

To all whom it may concern!

I, WILLIAM ADRIAN HOPE

of Johannesburg, in the Transvaal, Notary Public, by lawful authority duly sworn and admitted and there residing and practising, do hereby certify and attest that I have this day collated and compared with the original the copies hereto annexed marked "A" and "B" being -

"A" MEMORANDUM OF ASSOCIATION

OF

SELTRUST MINING VENTURES (PROPRIETARY) LIMITED

PALMIETFONTEIN

"B" ARTICLES OF ASSOCIATION

OF

SELTRUST MINING VENTURES (PROPRIETARY) LIMITED

And I, the said Notary, do further certify and attest that the same true and faithful cop of the said original and agree therewith in every respect. **An act whereof** being required, I have granted these presents under my Notarial Form and Seal to serve and avail as occasion shall or may require.

Thus done and passed at Johannesburg aforesaid on this the 21st day of October in the year of our Lord, One Thousand Nine Hundred and

W.A. Hope

Notary Public.

1/2106/85

Republiek van Suid-Afrika
Maatskappywet 1973
(Artikel 64)

Republic of South Africa
Companies Act 1973
(Section 64)

Vorm/Form CM 1

GP 1305990002

Registrasienommer van Maatskappy/Registration No. of Company

85 04895/07

Sertifikaat van Inlywing

van 'n Maatskappy met 'n aandelekapitaal

Certificate of Incorporation

of a Company having a share capital

Hierby word gesertifiseer dat/This is to certify that

SELTRUST MINING VENTURES (PROPRIETARY) LIMITED

vandag ingelyf is kragtens die Maatskappywet, 1973 (Wet 61 van 1973), en dat die Maatskappy 'n maatskappy is met 'n aandelekapitaal.

was this day incorporated under the Companies Act, 1973 (Act 61 of 1973), and that the Company is a company having a share capital.

Geteken en geseël te Pretoria op hede die/Signed and sealed at Pretoria this

29 dag van/day of October Eenduisend Negehonderd/

One Thousand Nine Hundred and EIGHTY FIVE.

Registrateur van Maatskappye/Registrar of Companies

Seël van die Registrasiekantoor vir Maatskappye.
Seal of Companies Registration Office.

Hierdie sertifikaat is nie geldig nie, tensy geseël deur die seël van die Registrasiekantoor vir Maatskappye.
This certificate is not valid unless sealed by the seal of the Companies Registration Office.

558

Republic of South Africa
Companies Act, 1973, Section 44(1)(b)

Republiek van Suid-Afrika
Maatskappywet, 1973, Artikel 44(1)(b)

Form/Vorm CM9

GP 1305990003

Registration No. of company/Registrasienommer van maatskappy

86/04895/07

Certificate of change of name of company

Sertifikaat van verandering van naam van maatskappy

This is to certify that/Hierby word gesertifiseer dat

SELTRUST MINING VENTURES (PTY) LTD

has changed its name by SPECIAL RESOLUTION and is now called
sy naam verander het by SPESIALE BESLUIT en nou genoem word

PALMIETFONTEIN MINING VENTURES (PTY) LTD

and that the new name has this day been entered in the Register of Companies.
en dat die nuwe naam op hierdie dag in die Register van Maatskappye aangeteken is.

Signed and sealed at Pretoria, this/Geteken en geseël te Pretoria op hede die 24th

day of/dag van January

One Thousand Nine Hundred and/Eenduisend Negehonderd Ninety

J H Olckers

Registrar of Companies/Registrateur van Maatskappye

Seal of Companies Registration Office
Seël van Registrateur van Maatskappye

File L 60.1.

Republic of South Africa
Companies Act, 1973, Section 44(1)(b)

Republiek van Suid-Afrika
Maatskappywet, 1973, Artikel 44(1)(b)

Form/Vorm CM9

GP 1305990004

Registration No. of company/Registrasienommer van maatskappy

85/04895/07

Certificate of change of name of company

Sertifikaat van verandering van naam van maatskappy

This is to certify that/Hierby word gesertifiseer dat

SELTRUST MINING VENTURES (PTY) LTD

has changed its name by SPECIAL RESOLUTION and is now called
sy naam verander het by SPESIALE BESLUIT en nou genoem word

PALMIETFONTEIN MINING VENTURES (PTY) LTD

and that the new name has this day been entered in the Register of Companies.
en dat die nuwe naam op hierdie dag in die Register van Maatskappye aangeteken is.

Signed and sealed at Pretoria, this/Geteken en geseël te Pretoria op hede die 24th

day of/dag van January

One Thousand Nine Hundred and/Eenduisend Negehonderd Ninety

[signature]

Registrar of Companies/Registrateur van Maatskappye

Certificate of change of name dated 9.1.90 herewith
Hierby sertifikaat van verandering van naam gedateer

Name of Company
Naam van maatskappy SELTRUST MINING VENTURES (PTY) LTD

Postal Address
Posadres P. O. BOX 784467
SANDTON 2146

Date stamp of companies Registration Office Registrar of Companies
Datumstempel van registrasiekantoor vir Maatskappye. Registrateur van Maatskappye.

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

REGISTRATEUR VAN MAATSKAPPYE
PRIVAATSAK/PRIVATE BAG X429
1990-01-12
PRETORIA 0001
REGISTRAR OF COMPANIES

Special resolution

(Section 200)

(To be lodged in duplicate)

Revenue stamp or revenue franking machine impression

Registration No. of company
85/04895/07

GP 1305990005

Name of company SELTRUST MINING VENTURES (PROPRIETARY) LIMITED

Date notice given to members – 19 Date resolution passed 21 NOVEMBER 1989

Special resolution passed in terms of section 44 of the Act/*~~paragraph~~ – of the memorandum/ *article – of the articles.

Copy of notice convening meeting attached.

Consent to waive period of notice of meeting (CM 25) attached/*~~not attached~~.

CONTENTS OF RESOLUTION (Use reverse side if necessary)

Resolved:

That pursuant to the sale on 30 June 1989 by the British Petroleum Company p.l.c. to the RTZ Corporation Plc of the share capital of the company, the name of the Company be changed to Palmietfontein Mining Ventures (Proprietary) Limited.

Rubber stamp of company, if any or of secretaries.

Date 9.1.1990 Signature N. J. Selibas

~~Director~~/Secretary/~~Manager~~

Name (in block capitals) N. J. SELIBAS

*Delete whichever not applicable.

To be completed by company.

Herewith copy of special resolution as registered.

Registration No. of company
85/04895/07

Name of company SELTRUST MINING VENTURES (PTY) LIMITED

Postal address P. O. BOX 784467
SANDTON 2146

Not valid unless stamped by Registrar of Companies.

Special resolution registered this day
J. H. OLCKERS

Date stamp of Companies Registration Office

REGISTRATEUR VAN MAATSKAPPYE
Registrar of Companies BAG X429
1990-01-24
PRETORIA 0001
REGISTRAR OF COMPANIES

VORM CM46
FORM CM46

REPUBLIEK VAN SUID-AFRIKA
REPUBLIC OF SOUTH AFRICA

MAATSKAPPYWET, 1973
COMPANIES ACT, 1973

SERTIFIKAAT OM MET BESIGHEID TE BEGIN
CERTIFICATE TO COMMENCE BUSINESS

(Artikel 172) (Section 172)

GP 1305990006

Registrasienommer van Maatskappy
Registration No. of Company
85 04895/07

MOET DEUR DIE MAATSKAPPY VOLTOOI WORD — TO BE COMPLETED BY COMPANY

SERTIFIKAAT OM MET BESIGNHEID TE BEGIN, GEDATEER
CERTIFICATE TO COMMENCE BUSINESS DATED on Incorporation HIERMEE HEREWITH

NAAM VAN MAATSKAPPY / NAME OF COMPANY: SELTRUST MINING VENTURES. (PROPRIETARY) LIMITED

POSADRES / POSTAL ADDRESS: c/o ADAMS & ADAMS
P O BOX 1014, PRETORIA, 0001

Datumstempel van Registrasiekantoor vir Maatskappye
Datestamp of Companies Registration Office
REGISTRAR OF COMPANIES PRIVATE
23 -10- 1985
PRETORIA 0001
REGISTRAR OF COMPANIES

Ek sertifiseer hierby dat
I hereby certify that SELTRUST MINING VENTURES (PROPRIETARY) LIMITED

wat ingelyf is op die
which was incorporated on the 29

dag van
day of October Eenduisend Negehonderd One Thousand Nine Hundred and EIGHTY FIVE

voldoen het aan die vereistes van artikel 172 van die Wet, en met ingang van vandag geregtig is om met besigheid te begin.
has complied with the requirements of Section 172 of the Act and is with effect from this day entitled to commence business.

Geteken en geseël te PRETORIA op hede die
Signed and sealed at PRETORIA this 29

dag van
day of October Eenduisend Negehonderd One Thousand Nine Hundred and EIGHTY FIVE

Seël van Registrasiekantoor vir Maatskappye
Seal of Companies Registration Office.

[signature]
Registrateur van Maatskappye
Registrar of Companies

BOEKJAAR ... END OF
EACH YEAR FINANCIAL ... ENDS ON ... DEC

Hierdie sertifikaat is nie geldig nie, tensy geseël deur die Seël van die Registrasiekantoor vir Maatskappye
This certificate is not valid unless sealed by the Seal of the Companies Registration Office

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 2

Memorandum of association

of a company having a share capital

[Section 54 (1); regulation 17 (1) and 17 (2)]

Registration No. of company
85 04895/07

GP 1305990007

Paste revenue receipt here or affix revenue stamps here or impress revenue franking machine impression here

REGISTRATEUR VAN MAATSKAPPYE
PRIVAATSAK/PRIVATE BAG X429
23 -10-1985
PRETORIA 0001
REGISTRAR OF COMPANIES

1. Name

(a) The name of the Company is

SELTRUST MINING VENTURES (PROPRIETARY) LIMITED

(b) The name of the Company in the other official language of the Republic is

N/A

(c) The shortened form of the name of the Company is

N/A

GP 1305990008

2. Purpose describing the main business

The main business which the Company is to carry on:

To engage in and turn to account mining ventures of all kinds and in all fields".

3. Main object

The main object of the Company is:

"To engage in and turn to account mining ventures of all kinds and in all fields".

4. Ancillary objects excluded

The specific ancillary objects, if any, referred to in section 33 (1) of the Act, which are excluded from the unlimited ancillar objects of the Company

NIL

5. Powers

(a) The specific powers or part of any powers of the Company, if any, which are excluded from the plenary powers or the powers set out in Schedule 2 to the Act

NIL

(b) The specific powers or part of any specific powers of the Company set out in Schedule 2 to the Act, if any, which are qualified under section 34 of the Act

NIL

6. Conditions

Any special conditions which apply to the Company and the requirements, if any, additional to those prescribed in the Act for their alteration

NIL

GP 1305990009

7. Pre-incorporation contracts (if any) NIL

8. Capital

(a) *Par value:* The share capital of the Company is R4 000 rand, divided into:

(i) 4 000 ordinary par value shares of R1,00 rand/cent each;

(ii) - preference par value shares of - rand/cents each; and

(iii) - redeemable preference par value shares of - rand/cents each.

(b) *No par value:*

(i) The number of no par value ordinary shares is - ;

(ii) the number of no par value preference shares is - ; and

(iii) the number of redeemable no par value preference shares is -

Form CM,2C

Association clause

GP 1305990010

(a) Where more than one person signs the memorandum

We, the several persons whose full names, occupations, residential, business and postal addresses are subscribed, are desirous of being formed into a company in pursuance of this memorandum of association and we respectively agree to take up the number of shares in the capital of the Company, set opposite our respective names.

We also agree to pay for the par values as determined by this memorandum and to pay for the number of no par value shares of the Company, that amount determined by the Company when the shares are issued to us.

Particulars of subscribers	Number in words and type of shares taken	Date and signature of subscriber	Particulars of witness	Date and signature of witness
1. Full names JOHN TREANOR PHILLIP Occupation ATTORNEY Residential address 69, 18TH STREET PARKHURST 2193 Business address 9TH FLOOR, HIS MAJESTY'S, ELOFF ST, JHB 2001 Postal address P O BOX 46, JHB 2000	FIFTY ORDINARY PAR VALUE	21.10.1985	1. Full names LOUISE CHARLESE STEYN Occupation SECRETARY Residential address 194 KASTAIING ST WELTEVREDENPARK EXT 26, 1715 Business address 9TH FLOOR, HIS MAJESTY'S, ELOFF ST, JHB 2001 Postal address P O BOX 46, JHB 2000	Steyn 21.10.85
2. Full names ROBERT WALTER STUART Occupation ATTORNEY Residential address 95 JAN SMUTS AVE SAXONWOLD 2196 Business address 9TH FLOOR, HIS MAJESTY'S, ELOFF ST, JHB 2001 Postal address P O BOX 46, JHB 2000	FIFTY ORDINARY PAR VALUE	21.10.85	2. Full names LOUISE CHARLESE STEYN Occupation SECRETARY Residential address 194 KASTAIING ST WELTEVREDENPARK EXT 26, 1715 Business address 9TH FLOOR, HIS MAJESTY'S, ELOFF ST, JHB 2001 Postal address P O BOX 46, JHB 2000	Steyn 21.10.85
3. Full names Occupation Residential address Business address Postal address			3. Full names Occupation Residential address Business address Postal address	
4. Full names Occupation Residential address Business address Postal address			4. Full names Occupation Residential address Business address Postal address	
5. Full names Occupation Residential address Business address Postal address			5. Full names Occupation Residential address Business address Postal address	
6. Full names Occupation Residential address Business address Postal address			6. Full names Occupation Residential address Business address Postal address	
7. Full names Occupation Residential address Business address Postal address			7. Full names Occupation Residential address Business address Postal address	
Total shares taken	100			

GP 1305990011 "B" [handwritten initials] NP

FORM CM 44A

REPUBLIC OF SOUTH AFRICA

COMPANIES ACT, 1973

ARTICLES OF ASSOCIATION

of a

COMPANY HAVING A SHARE CAPITAL

NOT ADOPTING SCHEDULE 1

(SECTION 60(1); (Regulation 18)

REGISTRATION No. OF COMPANY

85 04895/07

NAME OF COMPANY : SELTRUST MINING VENTURES (PROPRIETARY) LIMITED

A. The Articles of Table B contained in Schedule 1 to the Companies Act, 1973, shall not apply to the Company.

B. The Articles of the Company are as follows :-

INTERPRETATION

1. In the interpretation of these Articles and unless inconsistent with the context, words signifying the singular

- number -

number shall include the plural and vice versa and words signifying the masculine gender shall include the feminine gender and the following words and expressions shall have the following meaning unless excluded by the subject or context, namely :

(a) "CAPITAL", "SHARES" and "DEBENTURES" mean respectively the capital, shares and debentures from time to time of the Company.

(b) "COMPANY" except when used with reference to this Company includes any partnership or other body of persons whether incorporated or domiciled within or outside the Republic of South Africa. "THE COMPANY" means SELTRUST MINING VENTURES (PROPRIETARY) LIMITED.

(c) "DIRECTORS" means the directors for the time being of the Company and the alternate directors appointed by them or as the case may be the Directors assembled at a board.

(d) "DIVIDEND" includes a bonus.

(e) "GENERAL MEETING" means an annual general meeting or a general meeting of the Company.

- (f) -

(f) "FOREIGN COMMITTEE" means a committee appointed as provided in these Articles.

(g) "MEMBER" means the registered holder of shares in the Company.

(h) "THE OFFICE" means the registered office for the time being of the Company.

(i) "PERSON" includes a corporation and a company.

(j) "PROXY" means a person duly appointed in accordance with the provisions of these Articles to represent a member at any general meeting or any adjournment thereof and "PROXY FORM" means the written instrument appointing a person to represent a member at any specified meeting or any adjournment thereof in the form provided for in these Articles.

(k) "SIGN" and "SIGNATURE" include writing, typewriting, photography, lithography, printing and names impressed with an india rubber or other stamp or by a mechanical process.

(l) "THE ACT" means the Companies Act, 1973 as amended from time to time and any future consolidation or re-enactment thereof and any Act or Law for the time being in force

- concerning -

concerning companies and necessarily affecting the Company.

(m) "THE MEMORANDUM" and "THESE ARTICLES" mean respectively the Memorandum and Articles of Association of the Company from time to time in force.

(n) "THE REPUBLIC" means the Republic of South Africa.

(o) "WRITING" includes printing, typewriting, photography, lithography and any mechanical process or partly one and partly another of representing words in a visible form.

Subject to the above words or expressions defined in the Act shall if not inconsistent with the subject or context bear the same meaning in these Articles.

RESTRICTIONS

2. The Directors shall have regard to the restrictions on the commencement of business imposed by Section 172 of the Act.

3. The Company is a private company and accordingly :-

(a) the right to transfer its shares is restricted;

(b) the number of members of the Company (exclusive of persons who are in the employment of the Company and of persons who having been formerly in the employment of the Company were while in such employment, and have continued since the determination of such employment, to be members of the Company) is limited to fifty;

(c) any invitation to the public to subscribe for any shares or debentures of the Company is prohibited; and

(d) the Company will not have power to issue share warrants to bearer.

4. Where two or more persons hold one or more shares of the Company jointly they shall for the purposes of Article 3 be treated as a single member.

FINANCIAL

5. The Company shall not give, whether directly or indirectly, and whether by means of a loan, guarantee, the provision of security or otherwise, any financial assistance for the purpose of or in connection with the purchase or subscription made or to be made by any person of or for any shares of the Company or of any company to which it is

- subsidiary -

subsidiary and no part of the funds of the Company shall be employed directly or indirectly in loans to any company which is its controlling company unless all the members consent to the loan, but nothing in this Article shall prohibit transactions permitted by the Act.

SHARES AND CERTIFICATES OF SHARES

6. Subject to the provisions, if any, of the Memorandum, and without prejudice to any special rights previously conferred on the holders of existing shares, any share may be issued with such preferred, deferred, or other special rights, or subject to such restrictions (whether in regard to dividend, voting, return of share capital or otherwise) as the Company may from time to time determine, and the Company may determine that any preference shares shall be issued on the condition that they are or are at the option of the Company, liable to be redeemed.

7. Every person whose name is entered as a member in the register of members shall be entitled to one certificate for all the shares registered in his name, or to several certificates, each for a part of such shares. Every share certificate shall specify the number of shares in respect of which it is issued. Every original member shall be entitled to one share certificate free of charge but for every subsequent certificate the directors may make such charge as from time to time they may think fit : Provided that if a share

- certificate -

certificate is defaced, lost or destroyed, it may be renewed on payment of such fee, if any, not exceeding twenty-five cents, and on such terms, if any, as to evidence and indemnity as the directors may think fit.

8. Share certificates shall be issued under the authority of the directors, or the foreign committee when authorised thereto by resolution of the directors, in such manner and form as the directors shall from time to time prescribe. If any shares are numbered, all such shares shall be numbered in numerical progression beginning with the number one, and each share shall be distinguished by its appropriate number; and if any shares are not numbered, each share certificate in respect of such shares shall be numbered in numerical progression and each share certificate distinguished by its appropriate number and by such endorsement as may be required under section 95(2) of the Act.

9. A certificate for shares registered in the names of two or more persons shall be delivered to the person first named in the register as a holder thereof, and delivery of a certificate for a share to that person shall be a sufficient delivery to all joint holders of that share.

- VARIATION -

VARIATION OF RIGHTS

10. If at any time the share capital is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may be varied with the consent in writing of the holders of three-fourths of the issued shares of that class or with the sanction of a resolution passed at a separate general meeting of the holders of the shares of the class, and the provisions of section 199 of the Act shall mutatis mutandis apply to the said resolution and meeting as if the resolution were a special resolution. To every such separate general meeting the provisions of these articles relating to general meetings shall mutatis mutandis apply but so that the necessary quorum, unless the Company has only one member, shall be two persons holding or representing by proxy at least one-third of all the issued shares of the class.

REGISTER OF MEMBERS

11\. (a) The Company shall maintain at the office a register of members of the Company as provided in Section 105 of the Act. The register of members shall be open to inspection as provided in section 113 of the Act.

- (b) -

(b) The Company may maintain a branch register under section 110 of the Act and the provisions of paragraph (a) shall mutatis mutandis apply to such register.

TRANSFER AND TRANSMISSION OF SHARES

12. The directors shall have power to refuse to register the transfer of any shares without giving any reason therefor.

13. The instrument of transfer of any share of the Company, not being a security in terms of section 134 of the Act, shall be executed both by the transferor and transferee, and the transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the register of members in respect thereof, and such entry shall be deemed to be made upon the date upon which the Company accepts for registration of transfer the properly completed instrument of transfer together with the relevant certificate of title and such other supporting documents as the directors may require.

14. Subject to such of the restrictions as may be applicable, any member may transfer all or any of his shares by instrument in writing in any usual or common form or any other form which the directors may approve.

15. The directors may decline to recognise any instrument of transfer unless :-

(a) a sum not exceeding twenty-five cents is paid to the Company in respect thereof;

(b) the instrument of transfer is accompanied by the certificate of the shares to which it relates, and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer; and

(c) the share transfer duty thereon has been paid.

16. Every instrument of transfer shall be left at a transfer office of the Company at which it is presented for registration, accompanied by a certificate of the shares to be transferred. Every power of attorney given by a shareholder authorising the transfer of shares, shall, when lodged, produced or exhibited to the Company or any of its proper officers, be deemed as between the Company and the donor of the power to continue and remain in full force and effect, the Company may allow that power to be acted upon until such time as express notice in writing of its revocation has been lodged at such of the Company's transfer offices as the power was lodged, produced or exhibited as aforesaid. The Company shall not be bound to allow the exercise of any act or matter by an agent for a shareholder unless a duly certified copy of that agent's authority be produced and lodged

- with -

with the Company.

17. The executor of the estate of a deceased sole holder of a share shall be the only person recognised by the Company as having any title to the share. In the case of a share registered in the names of two or more holders, the survivors or survivor or the executor of the deceased survivor shall be the only persons recognised by the Company as having any title to the share.

18. Any person who submits proof of his appointment as the executor, administrator, trustee, curator or guardian in respect of the estate of a deceased member of the Company or of a member whose estate has been sequestrated or of a member who is otherwise under a disability or as the liquidator of any body corporate which is a member of the Company, shall be entered in the register of members of the Company nomine officii, and shall thereafter, for all purposes, be deemed to be a member of the Company.

19. The register of members or any part thereof relating to holders of any class of shares, may, upon notice being given by advertisement in the Government Gazette and a newspaper circulating in the district in which the office of the Company is situate, and, in the case of any branch register in the manner required by the Act, be closed during such time as the directors think fit, for a period or periods not exceeding in the aggregate sixty (60) days in any year.

- CONVERSION -

CONVERSION OF SHARES INTO STOCK

20. The Company may by special resolution convert all or any of its paid-up shares into stock, and reconvert such stock into any number of paid-up shares.

21. The holders of stock may transfer the same, or any part thereof, in the same manner, and subject to the same Articles as the shares from which the stock arose might prior to conversion have been transferred, or as near thereto as circumstances permit, but the directors may from time to time fix the minimum amount of stock transferable, and restrict or forbid the transfer of fractions of such minimum, but the minimum shall not exceed the nominal amount, in the case of shares of par value, or the issue price in the case of shares of no par value, of the shares from which the stock arose.

22. The holders of stock shall, according to the amount of the stock held by them, have the same rights, privileges, and advantages as regards dividends, voting at meetings of the Company and other matters as if they held the shares from which the stock arose, but no such privilege or advantage (except participation in the dividends and profits of the Company) shall be conferred by any such aliquot part of stock as would not, if existing in shares, have conferred that privilege or advantage.

23. Such of the Articles of the Company as are applicable to shares shall apply to stock, and the word "share" and "shareholder" therein shall include "stock" and "stockholder".

ALTERATION OF CAPITAL

24. (a) The Company may from time to time by special resolution increase the share capital by such sum divided into shares of such amount, or may increase the number of its shares of no par value to such number, as the resolution shall prescribe.

(b) The Company may increase its share capital constituted by shares of no par value by transferring reserves or profits to the stated capital, with or without a distribution of shares.

(c) New shares shall be subject to the same provisions as to transfer, transmission and otherwise as the shares in the original capital.

25. The Company may, by special resolution :-

(a) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares or consolidate and reduce the number of the issued shares of no par value;

(b) increase the number of its issued no par value shares without an increase of its stated capital;

(c) sub-divide its existing shares or any of them into shares of smaller amount than is fixed by its Memorandum;

(d) convert all of its ordinary or preference share capital consisting of shares having a par value into stated capital constituted by shares of no par value;

(e) convert its stated capital constituted either by ordinary or preference shares of no par value into share capital consisting of shares having a par value;

(f) cancel any shares which, at the date of the passing of the resolution, have not been taken by any person, or which no person has agreed to take;

(g) reduce its share capital, stated capital, any capital redemption fund or any share premium account in any manner and with, and subject to, any incident authorised, and consent required, by law;

(h) subject to the provisions of section 99 of the Act, convert its issued preference shares into shares which can be redeemed.

GENERAL MEETING

26. The Company shall hold its first annual general meeting within eighteen months after the date of its incorporation and shall thereafter in each year hold an annual general meeting : Provided that not more than fifteen months shall elapse between the date of one annual general meeting and that of the next and that an annual general meeting shall be held within six months after the expiration of the financial year of the Company. Subject to the provisions of section 179 of the Act, the annual general meeting shall be held at such place and at such time as the directors may from time to time determine.

27. Other general meetings of the Company may be held at any time.

28. Annual general meetings and other general meetings shall be held at such time and place as the directors shall appoint or at such time and place as is determined if the meetings are convened under section 179(4), 181, 182, or 183 of the Act.

29. The directors may whenever they think fit convene a general meeting and the directors shall forthwith proceed to convene a general meeting if and when required so to do in accordance with the Act.

- NOTICE -

NOTICE OF GENERAL MEETINGS

30. An annual general meeting and a meeting called for the passing of a special resolution shall be called by not less than twenty-one clear days' notice in writing and any other general meeting shall be called by not less than fourteen clear days' notice in writing. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given, and shall specify the place, the day and the hour of the meeting and shall be given in manner hereinafter mentioned or in such other manner, if any, as may be prescribed by the Company in general meeting, to such persons as are, under these Articles, entitled to receive such notices from the Company : Provided that a meeting of the Company shall, notwithstanding the fact that it is called by shorter notice than that specified in this Article, be deemed to have been duly called if it is so agreed by a majority in number of the members having a right to attend and vote at the meeting, being a majority holding not less than ninety-five per cent of the total voting rights of all the members.

31. In every notice calling a meeting of the Company and upon the face of every proxy form issued at the Company's expense there shall appear with reasonable prominence a statement that a member entitled to attend and vote thereat is entitled to appoint a proxy to attend, speak and vote in

- his -

his stead and that a proxy need not also be a member of the Company.

32. The accidental omission to give any such notice to any of the members or the non-receipt of such notice by any member shall not invalidate any resolution passed at any such meeting.

NOTICES

33. A notice may be given by the Company to any member either by advertisement or personally, or by sending it by post in a prepaid letter addressed to such member at his registered address or (if he has no registered address in the Republic) at the address (if any) within the Republic supplied by him to the Company for the giving of notices to him.

34. Whenever a notice is to be given personally or sent by post, the notice may be given by the Company to the joint holders of a share by giving the notice to the joint holder named first in the register in respect of the share.

35. Whenever a notice is to be given personally or sent by post, the notice may be given by the Company to the persons entitled to a share in consequence of the death or insolvency of a member, or by sending it through the post in a prepaid

- letter -

letter addressed to them by name, or by the title of representatives of the deceased, or trustees of the insolvent or by any like description, at the address (if any) in the Republic supplied for the purpose by the persons claiming to be so entitled, or (until such address has been so supplied) by giving the notice in any manner in which the same might have been given if the death or insolvency had not occurred.

36. Notice of every general meeting shall be given in any manner authorised :-

(a) to every member of the Company except, in the case of notices to be given personally or sent by post, those members who (having no registered address within the Republic) have not supplied to the Company an address within the Republic for the giving of notices to them;

(b) to every person entitled to a share in consequence of the death or insolvency of a member who but for his death or insolvency, would have been entitled to receive notice of the meeting; and

(c) to the auditor for the time being of the Company;

(d) to every liquidator or trustee of a member.

No other person shall have a right to receive notice of general meetings.

37. Any notice by post shall be deemed to have been served at the time when the letter containing the same was posted, and in proving the giving of the notice by post, it shall be sufficient to prove that the letter containing the notice was properly addressed and posted.

38. A notice given to any member shall be binding on all persons claiming on his death or on any transmission of his interests.

39. The signature to any notice given by the Company may be written or printed, or partly written and partly printed.

40. When a given number of days' notice or notice extending over any other period is required to be given, the day of service shall not be counted in such number of days or period.

41. If the Company has a seal, it shall not be affixed to any instrument except by the authority of a resolution of the directors, and shall be affixed in the manner and subject to such safeguards as the directors may from time to time determine.

- PROCEEDINGS -

PROCEEDINGS AT GENERAL MEETINGS

42. The annual general meeting shall dealwith and dispose of all matters prescribed by the Act, including the sanctioning of a dividend, the consideration of the annual financial statements, the election of directors and the appointment of an auditor, and may deal with any other business laid before it. All business laid before any other general meeting shall be considered special business.

43. No business shall be transacted at any general meeting unless a quorum of members is present at the time when the meeting proceeds to business. Two members present in person or by proxy shall be a quorum. A meeting may complete all business for shich it was called notwithstanding any lack of a quorum after the commencement of business.

44. The chairman of the directors or in his absence the deputy chairman if any shall preside as chairman at every general meeting of the Company. If such officers have not been appointed or if they be not present at a meeting

- within -

within fifteen minutes after the time appointed for holding such meeting or if they decline or neglect to preside or intimate their inability to be present, the directors present, or in default the members present shall choose a director as chairman and if no director is present or if all the directors present decline to preside then the members present shall choose one of their own number to be chairman.

45. If within half an hour after the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of members, shall be dissolved; in any other case it shall stand adjourned to a day not earlier than seven days and not later than twenty-one days after the date of the meeting and if at such adjourned meeting a quorum is not present within half an hour after the time appointed for the meeting, then it shall again be dissolved.

46. Where a meeting has been adjourned as aforesaid, the Company shall, upon a date not later than three days after the adjournment send a written notice to each member of the Company stating :-

(a) the date, time and place to which the meeting has been adjourned;

(b) the matter before the meeting when it was adjourned; and

(c) the ground for the adjournment.

47. At any general meeting a resolution put to the vote of a meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman or members referred to in section 198(1)(b) of the Act, and unless a poll is so demanded, a declaration by the chairman that a resolution has, on a show of hands, been carried or carried unanimously, or by a particular majority or negatived, and an entry to that effect in the book containing the minutes of the proceedings of the Company shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of or against such resolution. The demand for a poll may be withdrawn.

48. In the case of an equality of votes the chairman shall have a casting vote in addition to the vote or votes to which he may be entitled as a member.

49. If a poll is demanded as aforesaid it shall be taken in such manner and at such time and place as the chairman of the meeting directs and either immediately or after an interval or adjournment and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The chairman may appoint scrutineers and if he does so appoint scrutineers one of them shall be a member of the auditors of the Company if he be present and willing to act. In case of any dispute as to the admission or

- rejection -

rejection of a vote the chairman of the meeting shall determine the same whether scrutineers have been appointed to count the votes or not and the determination of the chairman made in good faith shall be final and conclusive.

50. The chairman may, with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting at which the adjournment took place. When a meeting is adjourned, the provisions of these articles shall mutatis mutandis apply to such adjournment.

51. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which a poll has been demanded.

52. It shall not be competent to demand a poll upon the question of the election of a chairman or of any adjournment.

53. Any minutes of resolutions and proceedings at any general meeting made in one of the minute books of the Company and any extract therefrom if purporting to be signed by the chairman of such meeting or by any person present thereat and appointed by the directors to sign the same in

- his -

his place or by the chairman of the next succeeding meeting of the directors or by any two directors shall be receivable as evidence of the facts therein stated.

INSPECTION OF MINUTES

54. The minutes kept of every general meeting and annual general meeting of the Company under Section 204 of the Act, may be inspected and copied as provided in Section 113 of the Act.

VOTES OF MEMBERS

55. Subject to any rights or restrictions for the time being attached to any class of shares or classes of shares, on a show of hands every member present in person or by proxy at a general meeting in person and if a member is a body corporate, its representative shall have one vote and on a poll every member present in person or by proxy shall be entitled to exercise the voting rights determined by Section 195 of the Act.

56. In the case of joint holders the vote of the person whose name appears first in the register of members and who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders.

57. The parent or guardian of a minor, and the curator bonis of a lunatic member, and also any person entitled under the transmission clause to transfer any shares, may vote at any general meeting in respect thereof in the same manner as if he were the registered holder of those shares: Provided that forty-eight hours at least before the time of holding the meeting at which he proposes to vote he shall satisfy the directors that he is such parent, guardian or curator or that he is entitled under the transmission clause to transfer those shares, or that the directors have previously admitted his right to vote in respect of those shares. Co-Executors of a deceased member in whose name shares stand in the register shall, for the purposes of this Article, be deemed to be joint holders of those shares.

58. On a poll, votes may be given either personally or by proxy.

59. Otherwise than provided in section 188 of the Act for members of the Company which are bodies corporate the instrument appointing a proxy shall be in writing under the hand of the appointer or of his agent duly authorised in writing, or, if the appointer is a body corporate, under the hand of an officer or agent authorised by the body corporate. A proxy need not be a member of the Company. The holder of a general or special power of attorney, whether he is himself a member or not, given by a shareholder shall be entitled to

- attend -

attend meetings and to vote, if duly authorised under that power to attend and take part in the meetings. The directors may require proof to their satisfaction of the authority of any person purporting so to represent a company. A proxy representing a member may vote and speak for such member and may demand or join in demanding a poll.

60. The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of such power or authority shall be deposited at the registered office of the Company not less than forty-eight hours before the time for holding the meeting at which the person named in the instrument proposes to vote, and in default of complying herewith the instrument of proxy shall not be treated as valid. No instrument appointing a proxy shall be valid after the expiration of six months from the date when it was signed unless so specifically stated in the proxy itself, and no proxy shall be used at an adjourned meeting.

61. The instrument appointing a proxy shall be in the following form or as near thereto as circumstances permit :

"..................................Limited.

I, ... of .... being a member of the .... Limited, hereby appoint .... of .... or failing him .... of .... or failing

\- him -

him .... of .... or failing him
.... of .... as my proxy to vote for me and on my behalf at the annual general meeting (as the case may be) of the Company, to be held on the .... day of ....and at any adjournment thereof as follows :-

	In favour of	Against	Abstain
Resolution to	....	....	......
Resolution to	....	....	......
Resolution to	....	....	......

(Indicate instruction to proxy by way of a cross in space provided above)

Unless otherwise instructed, my proxy may vote as he thinks fit.

Signed this .... day of ....

Signature

(Note : A member entitled to attend and vote at a meeting is entitled to appoint a proxy to attend, speak and on a poll vote in his stead, and such proxy need not also be a member of the Company)".

62. A vote given by a proxy shall be valid notwithstanding the previous death of the principal or recovation of the proxy form or power of attorney or transfer of the shares in respect of which the vote is given unless notice in writing of the death, revocation or transfer shall have been received

- at -

at the office not less than forty-eight hours before the meeting.

DIRECTORS

2 - ∞

63. The number of directors shall not be less than two. The first director shall be determined by the subscribers of the Memorandum. Subject to the provisions of these Articles every director shall hold office until he vacates such offices in terms of these Articles. The Company in general meeting may elect directors and determine their period of office.

64. The directors or the Company in general meeting may from time to time appoint any eligible person or persons as a director or directors either to fill any vacancy whether casual or caused by retirement, resignation or disqualification as an addition to the board. Any director so appointed shall hold office only until the next following annual general meeting and shall then be eligible for election. RETI
The Company may from time to time in general meeting increase or reduce the number of directors.

65. A director shall require no share qualification. NIL SHARES

66. The remuneration of the directors shall from time to time be determined by the Company in general meeting.

67. If any director be called upon to perform extra services or to make any special exertions in going or residing abroad, or otherwise, for any of the purposes of the Company, the Company may remunerate that director either by a fixed sum or by a percentage of profits or otherwise as may be determined, and such remuneration may be either in addition to, or in substitution for, any other remuneration determined under these Articles.

68. Subject to the Act the Company may by ordinary resolution remove any director before the expiration of his period of office and by ordinary resolution elect another person in his stead. The person so elected shall hold office during such time only as the director in whose place he is elected would have held the same if he had not been removed.

ALTERNATE DIRECTORS

69. Each director shall have the power to nominate any person whether a member of the Company or not possessing the necessary qualifications of a director, to act as alternate director in his place during his absence or inability to act

- as -

as such director, provided that the appointment of an alternative director shall be approved by the board, and on such appointments being made, the laternate director shall, in all respects, be subject to the terms, qualifications and conditions existing with reference to the other directors of the Company.

70. The alternate directors, whilst acting in the stead of the directors who appointed them, shall exercise and discharge all the powers, duties and functions of the directors they represent. The appointment of an alternate director shall be revoked, and the alternate director shall cease to hold office, whenever the director who appointed him ceases to be a director or gives notice to the secretary of the Company that the alterna director representing him has ceased to do so, and in the event of the disqualification or resignation of any alternate director during the absence or inability to act of the director whom he represents, the vacancy so arising shall be filled by the chairman of the directors who shall nominate a person to fill such vacancy, subject to the approval of the board.

POWERS AND DUTIES OF DIRECTORS

71. The business of the Company shall be managed by the directors who may pay all expenses incurred in promoting and incorporating the Company, and may exercise all such powers of the Company as are not by the Act, or by these articles, required to be exercised by the company in general meeting, subject to these articles, to the provision of the Act, and to such regulations not inconsistent with the aforesaid

- articles -

articles or provisions, as may be prescribed by the Company in general meeting, but no regulation prescribed by the Company in general meeting shall invalidate any prior act of the directors which would have been valid if such regulations had not been made.

72. Without in any way restricting the general powers of the directors to grant pensions, allowances, gratuities and bonuses to officers or ex-officers, employees or ex-employees of the Company or the dependants or connections of such persons, the directors may from time to time grant pensions, gratuities or other allowances to any person or to the widow or dependants or connections of any deceased person in respect of services rendered by him to the Company as managing director, executive director or manager or in any other office or employment under the Company notwithstanding that he may have been or continues to be or be appointed or elected a director of such amounts for such period or periods and generally upon such conditions as the directors in their discretion may think fit. For the purpose of this Article the expression "executive director" shall mean a director receiving in addition to his remuneration as director a salary or remuneration for special services whether under a service agreement or otherwise. The granting of any such pensions, allowances, gratuities or bonuses shall not be calculated on dividends declared or on profits earned by the Company from time to time.

73. The directors may authorise the payment of any donations to any religious, charitable, public or other body and to any club, association or person.

BORROWING POWERS

74. The directors may exercise all the powers of the Company to borrow money and to mortgage or bind its undertaking and property or any part thereof, and to issue debentures, debenture stock and other securities whether outright or as security for any debt, liability or obligation of the Company or of any third party, without limitation as to amount. The directors shall cause proper registers to be kept in accordance with the Act of all mortgages, debentures and charges specifically affecting the property of the Company.

MANAGING AND EXECUTIVE DIRECTORS

75. The directors may appoint one or more of their number to be managing director or managing directors of the Company or to be the holder of any other executive office in the Company for such term and at such remuneration (whether by way of salary, commission or participation of profits or partly in one way and partly in another) as they may think fit and may terminate his or their appointment subject to the terms of any agreement entered into in any particular

- case -

case, and appoint another or others in his or their place or places.

76. A managing director or other executive director may be appointed for such period as the directors may determine. Subject to the terms of any such appointment he shall be subject to the same provisions as to resignation and removal as the other directors of the Company and if he ceases to hold the office of director from any cause he shall ipso facto and immediately cease to be a managing director or other executive director, as the case may be.

77. The remuneration of a director appointed as managing director or other executive director shall be decided by the directors and shall be either in substitution for or in addition to any remuneration payable to him as a director.

78. The directors may from time to time entrust to or confer upon a managing director or manager, for the time being, such of the powers and authorities vested in them as they may think fit, and may confer such powers and authorities for such time and to be exercised for such objects and purposes and upon such terms and conditions and with such restrictions as they may think expedient, and they may confer such powers and authorities either collaterally or to the exclusion of, or in substitution for, all or any of the powers and authorities of the directors and may from time to

- time -

time revoke or vary all or any of such powers and authorities.

MINUTES AND MINUTE BOOKS

79. The directors shall, in terms of Section 204 of the Act, cause minutes to be kept :-

(a) of all appointments of officers;

(b) of names of directors present at every meeting of the Company and of the directors; and

(c) of all proceedings at all meetings of the Company and of the directors.

Such minutes shall be signed by the chairman of the meeting at which the proceedings took place or by the chairman of the next succeeding meeting.

FOREIGN AND LOCAL COMMITTEES

80 . The directors may from time to time appoint any persons to be a local committee for the Company in any specified locality whether in the Republic or in a foreign country and at their discretion to remove or suspend such local committee, to fix and vary its powers and the remuneration of its members, to open and close offices for the Company, to appoint and remove agents anywhere to represent the Company for the issue, sub-division and transmission of shares and for any other purposes. The directors may empower the members of such committee and any such agents to appoint and

- remove -

remove alternate committeemen and substituted agents and to delegate any of their powers and to appoint other persons as committeemen or joint agents. Every director shall be a member of a local committee whenever he is in the locality for which the committee is appointed to act.

81. All such appointments of alternate committeemen shall be subject to the approval of the remaining members of such local committee. Each such alternate committeeman shall have full authority to act in the place of the person appointing him during such person's absence or inability to act. No local committeeman or his alternate shall be obliged to be a member of the Company.

82. The directors may by power of attorney or resolution and subject to any conditions confer any powers not exceeding those vested in the directors themselves and including <u>inter alia</u> the powers of delegation and substitution upon any person or any local committee or any company or the members, directors, nominees or managers of any company or otherwise in favour of any fluctuating body of persons whether nominated directly or indirectly by the directors.

DISQUALIFICATION OF DIRECTORS

83. The office of director shall be vacated if the director :-

- (a) -

(a) becomes insolvent or assigns his estate for the benefit of his creditors or suspends payment or files a petition for the liquidation of his affairs or compounds with his creditors;

(b) is found lunatic or becomes of unsound mind;

(c) if he is removed under the provisions of these Articles;

(d) resigns his office by notice in writing to the Company and the Registrar; or

(e) ceases to be a director or becomes prohibited from being a director by virtue of any provisions of the Act.

84. Subject to the provisions of the Act no director or intending director shall be disqualified by his office from contracting with the Company either as vendor, purchaser, lender or otherwise nor shall any such contract nor any contract agreement entered into by or on behalf of the Company in which any director shall be in any way interested be avoided or liable to be avoided nor shall any director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract by reason only of such director holding that office or of the fiduciary relationship thereby established provided, however, but the nature of his interest and full particulars thereof shall be disclosed by him in accordance with the provisions of the Act. If any director is interested whether directly or indirectly in any contract or proposed contract which is

- placed -

placed before the Company at any meeting thereof for confirmation or authorisation the notice convening such meeting shall include information of the interest and full particulars thereof of the director concerned in such contract. Nothing herein shall be construed to prevent any director as a member from taking part in and voting upon all questions submitted to a general meeting whether such director shall be personally interested or concerned in such questions or not.

ROTATION OF DIRECTORS

85. There shall be no rotation of directors. NIL

PROCEEDINGS OF DIRECTORS

86. The directors may meet together for the despatch of business, adjourn and otherwise regulate their meetings as they think fit. A director may, and the secretary on the requisition of a director shall, at any time convene a meeting of the directors. Notice of every meeting of directors shall be given by the secretary to all directors and no meeting of directors shall be properly constituted unless such notice has been given. A director who is not within the Republic shall be entitled to notice of every such meeting and in addition notice shall be given to his alternate if any, if such alternate is within the Republic. The

- quorum -

quorum necessary for the transaction of the business of the directors shall be two. Q 2

87. Questions arising at any meeting shall be decided by a majority of votes and in case of an equality of votes, the chairman shall have a second or casting vote in addition to the vote to which he is entitled as a director.

88. Notwithstanding anything hereinbefore contained, the Company shall not make any loan to a director or enter into any guarantee or provide any security in connection with a loan made to a director by any other person if and so far as any such loan, guarantee or provision of security is at any time prohibited by the Act.

89. No director shall, as a director, vote in respect of any contract or arrangement in which his is so interested as aforesaid, and if he does so vote, his vote shall not be counted, nor shall he be counted for the purposes of any resolution regarding the same in the quorum present at the meeting, but these prohibitions shall not apply to:-

(a) any contract or dealing with a company of which the directors of the Company or any of them may be directors, members, managers, officials or employees or otherwise interested;

- (b) -

(b) any contract by or on behalf of the Company to give to the directors or any of them any security by way of indemnity, or in respect of advances made by them or any of them;

(c) any contract to subscribe for or to underwrite or sub-underwrite any shares in or debentures or obligations of the Company or any company in which the Company may be in any wise interested;

(d) any resolution to allot shares in or debentures or obligations of the Company to any director of the Company or to any matter arising out of or consequent upon any such resolution;

(e) any contract for the payment of commission in respect of the subscription of such shares, debentures or obligations.

The above prohibitions may at any time or times be suspended or relaxed to any extent by the Company in general meeting.

90. Any general notice given to the directors of the Company by a director to the effect that he is a member of a specified company or firm shall comply with the provisions of the Act.

91. For the purpose of Article 90 an alternate director shall not be deemed to be interested in any contract or arrangement merely because the director for whom he is an alternate is so interested.

92. Nothing in Article 90 contained shall be construed so as to prevent any director as a shareholder from taking part in and voting upon all questions submitted to a general meeting whether such director shall be personally interested or concerned in such questions or not.

93. The directors may from members of their body elect a chairman and a deputy chairman of their meetings and of the Company and determine the period for which they are to hold office. If no such chairman or deputy chairman is elected or if at any meeting the chairman or deputy chairman is not present within five minutes after the time appointed for holding the same the directors present may choose one of their number to be chairman of such meeting.

94. A meeting of the directors at which the quorum is present may exercise all the powers of the directors generally.

RESOLUT

95. A resolution in writing signed by all the directors who may at the time be present in the Republic being not less than are sufficient to form a quorum shall be as valid as if

- it -

it had been passed at a meeting of the directors provided that where a director is not so present but has an alternate who is so present then such resolution must be signed by such alternate. Such resolution may consist of several documents in like form each signed by one or more directors.

96. The directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit. Any committee so formed shall, in the exercise of the powers so delegated, conform to any rules that may be imposed on it by the directors. The chairman and deputy chairman of the board of directors shall be ex-officio members of all committees.

97. A committee may elect a chairman of its meetings. If no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for holding the same, the members present may elect one of their number to be chairman of the meeting.

98. A committee may meet and adjourn as it thinks fit. Questions arising at any meeting shall be determined by a majority of votes of the members present, and in the event of an equality of votes the chairman shall have a second or casting vote.

1305990052 Form CM 44C

Signatories to articles of association

Particulars of subscribers	Date and signature	Particulars of witnesses	Date and signature
1. Full names JOHN TREANOR PHILIP Occupation ATTORNEY Residential address 69, 18th Street Parkhurst 2193 Business address 9th Floor, His Majesty's Building, Eloff Street Johannesburg 2001 Postal address P O Box 46 JOHANNESBURG 2000	21.10.1985	Full names LOUISE CHARLESE STEYN Occupation SECRETARY Residential address 194 Kastaiing Street Weltevredenpark Ext. 26 1715 Business address 9th Floor, His Majesty's Building, Eloff Street Johannesburg 2001 Postal address P O Box 46 JOHANNESBURG 2000	21.10.85
2. Full names ROBERT WALTER STUART Occupation ATTORNEY Residential address 95 Jan Smuts Avenue Saxonwold 2196 Business address 9th Floor, His Majesty's Building, Eloff Street Johannesburg 2001 Postal address P O Box 46 JOHANNESBURG 2000	21.10.85	Full names LOUISE CHARLESE STEYN Occupation SECRETARY Residential address 194 Kastaiing Street Weltevredenpark Ext. 26 1715 Business address 9th Floor, His Majesty's Building, Eloff Street Johannesburg 2001 Postal address P O Box 46 JOHANNESBURG 2000	21.10.85
3. Full names Occupation Residential address Business address Postal address		Full names Occupation Residential address Business address Postal address	
4. Full names Occupation Residential address Business address Postal address		Full names Occupation Residential address Business address Postal address	

Exhibit 14

Republiek van Suid-Afrika
Maatskappywet 1973
(Artikel 64)

Republic of South Africa
Companies Act 1973
(Section 64)

Vorm/Form CM 1

Registrasienommer van Maatskappy/Registration No. of Company

99 21867 / 06

Sertifikaat van Inlywing

van 'n Maatskappy met 'n aandelekapitaal

Certificate of Incorporation

of a Company having a share capital

Hierby word gesertifiseer dat/This is to certify that

MINRICO LIMITED

vandag ingelyf is kragtens die Maatskappywet, 1973 (Wet 61 van 1973), en dat die Maatskappy 'n maatskappy is met 'n aandelekapitaal.

was this day incorporated under the Companies Act, 1973 (Act 61 of 1973), and that the Company is a company having a share capital.

Geteken en geseël te Pretoria op hede die/Signed and sealed at Pretoria this

29 dag van/day of September Eenduisend Negehonderd/

One Thousand Nine Hundred and Ninety Nine

Registrateur van Maatskappye/Registrar of Companies

Seël van die Registrasiekantoor vir Maatskappye.
Seal of Companies Registration Office.

Hierdie sertifikaat is nie geldig nie, tensy geseël deur die seël van die Registrasiekantoor vir Maatskappye.
This certificate is not valid unless sealed by the seal of the Companies Registration Office.

G.P.-S. 003-0093 Ink.

SUID-AFRIKAANSE INKOMSTEDIENS
SOUTH AFRICAN REVENUE SERVICE

M 07267

BINNELANDSE INKOMSTE • INLAND REVENUE

KWITANSIE VIR ALGEMENE INKOMSTE • GENERAL REVENUE RECEII

Tjek Cheque	Kontant Cash	Posorder Postal Order	Poswissel Money-order	Remise Remittance
X				

Ontvangs word erken van die bedrag van
Receipt is acknowledged of the amount of.......

Five Thousand Three Hundred Fifty

.............sent/cent R 5350.

ten opsigte van die volgende klas van inkomste
in respect of the following class of revenue Memorandum of Assoc
of a Company Having a Share Capital Minrico

Ontvanger van Inkomste/Receiver of R

Bowman Gilfillan Inc.

SARS
P.O. BOX 1051 POSBUS
1999 -09- -3
JOHANNESBURG 2000
SAID
Datumstempel/Date stamp

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM :

Memorandum of association

of a company having a share capital

[Section 54 (1); regulation 17 (1) and 17 (2)]

Registration No. of company
99 21867

Paste revenue receipt here or affix revenue stamps here or impress revenue franking machine impression here

REGISTRATEUR VAN MAATSKAPPYE
EN VAN BESLOTE KORPORASIES
1999 -09- 09
REGISTRAR OF COMPANIES
AND OF CLOSE CORPORATIONS

REGISTRATEUR VAN MAATSKAPPYE
EN VAN BESLOTE KORPORASIES
1999 -09- 23
REGISTRAR OF COMPANIES
AND OF CLOSE CORPORATIONS

1. Name

(a) The name of the Company is MINRICO LIMITED.

(b) The name of the Company in the other official language of the Republic is –

(c) The shortened form of the name of the Company is –

2. Purpose describing the main business

The main business which the Company is to carry on:

"is to explore mineral rights, establish and own mining enterprises and to provide administrative and technical services to mining enterprises generally."

3. Main object

The main object of the company is:

"To explore mineral rights, establish and own mining enterprises and to provide administrative and technical services to mining enterprises generally."

4. Ancillary objects excluded

The specific ancillary objects, if any, referred to in section 33 (1) of the Act, which are excluded from the unlimited ancillary objects of the Company

None

5. Powers

(a) The specific powers or part of any powers of the Company, if any, which are excluded from the plenary powers or the powers set out in Schedule 2 to the Act

None

(b) The Specific powers or part of any specific powers of the Company set out in Schedule 2 to the Act, if any, which are qualified under section 34 of the Act

None

6. Conditions

Any special conditions which apply to the Company and the requirements, if any, additional to those prescribed in the Act for their alteration

None

7. **Pre-incorporation contracts (if any)** None

8. **Capital**

(a) *Par value*: The share capital of the Company is 1,000,000 rand, divided into:

(i) 1,000,000 ordinary par value shares of 1 (one) rand/~~cents~~ each;

(ii) - preference par value shares of - rand/cents each; and

(iii) - redeemable preference par value shares of - rand/cents each.

(b) *No par value*:

(i) The number of no par value ordinary shares is -;

(ii) the number of no par value preference shares is -; and

(iii) the number of redeemable no par value preference shares is -

Association clause

(a) Where more than one person signs the memorandum

We, the several persons whose full names, occupations, residential, business and postal addresses are subscribed, are desirous of being formed into a company in pursuance of this memorandum of association and we respectively agree to take up the number of shares in the capital of the Company, set opposite our respective names.

We also agree to pay for the par values as determined by this memorandum and to pay for the number of no par value shares of the Company, that amount determined by the Company when the shares are issued to us.

Particulars of subscribers	Number in words and type of shares taken	Date and signature of subscriber	Particulars of witness	Date and signature of witness
1. Full names DENNIS MARK BRISTOW Occupation DIRECTOR Residential address 31 PONT ROAD, BRYANSTON 2196 Business address 5 PRESS AVENUE, SELBY, JOHANNESBURG 2025 Postal address PO BOX 82291, SOUTHDALE 2135	1 (ONE) ORDINARY PAR VALUE SHARE OF R1·00 (ONE RAND)	26 August 1999 D.M. BRISTOW	1. Full names CELESTE ANN BARNES SMITH Occupation SECRETARY Residential address 6 BRUSHWOOD GARDENS DOUGLAS ROAD, SUNDOWNER 2162 Business address 5 PRESS AVENUE, SELBY, JOHANNESBURG 2025 Postal address PO BOX 82291, SOUTHDALE 2135	26 August 1999 Smith
2. Full names DAVID ASHWORTH Occupation DIRECTOR Residential address 42 YORK ROAD, SOUTH KENSINGTON, JOHANNESBURG 2094 Business address 5 PRESS AVENUE, SELBY, JOHANNESBURG 2025 Postal address PO BOX 82291, SOUTHDALE 2135	1 (ONE) ORDINARY PAR VALUE SHARE OF R1·00 (ONE RAND)	26 August 1999 D. ASHWORTH	2. Full names CELESTE ANN BARNES SMITH Occupation SECRETARY Residential address 6 BRUSHWOOD GARDENS DOUGLAS ROAD, SUNDOWNER 2162 Business address 5 PRESS AVENUE, SELBY, JOHANNESBURG 2025 Postal address PO BOX 82291, SOUTHDALE 2135	26 August 1999 Smith
3. Full names ROGER AINSLEY RALPH KEBBLE Occupation DIRECTOR Residential address 15, 8TH AVENUE, HOUGHTON, JOHANNESBURG 2198 Business address 5 PRESS AVENUE, SELBY, JOHANNESBURG 2025 Postal address PO BOX 82291, SOUTHDALE 2135	1 (ONE) ORDINARY PAR VALUE SHARE OF R1·00 (ONE RAND)	26 August 1999 R.A.R. KEBBLE	3. Full names CELESTE ANN BARNES SMITH Occupation SECRETARY Residential address 6 BRUSHWOOD GARDENS DOUGLAS ROAD, SUNDOWNER 2162 Business address 5 PRESS AVENUE, SELBY, JOHANNESBURG 2025 Postal address PO BOX 82291, SOUTHDALE 2135	26 August 1999 Smith
4. Full names DAVID JOHN HADDON Occupation COMPANY SECRETARY Residential address 12 STIRLING ROAD, HURLINGHAM, SANDTON 2070 Business address 5 PRESS AVENUE, SELBY, JOHANNESBURG 2025 Postal address PO BOX 82291, SOUTHDALE 2135	1 (ONE) ORDINARY PAR VALUE SHARE OF R1·00 (ONE RAND)	26 August 1999 D.J. HADDON	4. Full names CELESTE ANN BARNES SMITH Occupation SECRETARY Residential address 6 BRUSHWOOD GARDENS DOUGLAS ROAD, SUNDOWNER 2162 Business address 5 PRESS AVENUE, SELBY, JOHANNESBURG 2025 Postal address PO BOX 82291, SOUTHDALE 2135	26 August 1999 Smith
5. Full names EILEEN ISOBEL BACKES Occupation SECRETARY Residential address 4 MAARSBANKER PLACE, RANDPARK RIDGE, 2156 Business address 5 PRESS AVENUE, SELBY, JOHANNESBURG 2025 Postal address PO BOX 82291, SOUTHDALE 2135	1 (ONE) ORDINARY PAR VALUE SHARE OF R1·00 (ONE RAND)	26 August 1999 E.I. BACKES	5. Full names CELESTE ANN BARNES SMITH Occupation SECRETARY Residential address 6 BRUSHWOOD GARDENS DOUGLAS ROAD, SUNDOWNER 2162 Business address 5 PRESS AVENUE, SELBY, JOHANNESBURG 2025 Postal address PO BOX 82291, SOUTHDALE 2135	26 August 1999 Smith
6. Full names JOHN DE VILLIERS BERRY Occupation LEGAL ADVISER Residential address 31 PHOENIX STREET, KENSINGTON, JOHANNESBURG 2094 Business address 5 PRESS AVENUE, SELBY, JOHANNESBURG 2025 Postal address PO BOX 82291, SOUTHDALE 2135	1 (ONE) ORDINARY PAR VALUE SHARE OF R1·00 (ONE RAND)	26 August 1999 J. DE V. BERRY	6. Full names CELESTE ANN BARNES SMITH Occupation SECRETARY 6 BRUSHWOOD GARDENS Residential address DOUGLAS ROAD SUNDOWNER 2162 Business address 5 PRESS AVENUE, SELBY, JOHANNESBURG 2025 Postal address PO BOX 82291, SOUTHDALE 2135	26 August 1999 Smith
7. Full names ROBERT MOFFAT LINDSAY Occupation GEOLOGIST Residential address 106 KUNENE AVENUE, DOORN KLOOF, PRETORIA Business address 5 PRESS AVENUE, SELBY, JOHANNESBURG 2025 Postal address PO BOX 82291, SOUTHDALE 2135	1 (ONE) ORDINARY PAR VALUE SHARE OF R1·00 (ONE RAND)	26 August 1999 [signature] LINDSAY	7. Full names CELESTE ANN BARNES SMITH Occupation SECRETARY Residential address 6 BRUSHWOOD GARDENS DOUGLAS ROAD, SUNDOWNER 2162 Business address 5 PRESS AVENUE, SELBY, JOHANNESBURG 2025 Postal address PO BOX 82291, SOUTHDALE 2135	26 August 1999 Smith
Total shares taken 7 (SEVEN) ORDINARY PAR VALUE SHARES OF R1·00 (ONE RAND) EACH				

615

PREC 37/40
NDR/jb
24/08/1999

Form CM 44A

REPUBLIC OF SOUTH AFRICA

COMPANIES ACT, 1973

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
1999-09-09
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

ARTICLES OF ASSOCIATION OF A COMPANY HAVING A SHARE CAPITAL NOT ADOPTING SCHEDULE 1

99 21867 / 06

Registration No. of Company

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
1999-09-23
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Name of Company:

MINRICO LIMITED
("the company")

A. The Articles of Table A contained in Schedule 1 to the Companies Act, 1973, shall not apply to the company.

B. The articles of the company are as follows:

1. INTERPRETATION

1.1 The headings contained in these articles are intended for reference purposes only and shall not be taken into account in the interpretation thereof.

1.2 In the interpretation of these articles the words contained in the first column of the table set out below shall bear the meanings set out opposite each of them in the second column, unless the contents or context otherwise requires.

WORDS	MEANINGS
"the Act"	the Companies Act, 1973, including any amendment, consolidation or re-enactment thereof;
"the articles"	these articles of association as now framed or as from time to time amended by special resolution;
"the directors"	the directors for the time being of the company and the alternate directors thereof or, as the case may be, the directors assembled at a meeting of directors at which a quorum is present;
"Gazette"	the Government Gazette of South Africa;
"general meeting"	an annual general meeting or a general meeting of the company;
"in writing"	written or reproduced by any substitute for writing or partly written and partly so reproduced and including printing, typewriting or lithography or any other mechanical process, or partly one and partly another;
"legal incapacity"	death, sequestration or judicial management or liquidation (whether provisional or final); or placing under curatorship by reason of insanity or prodigality; infancy or minority; or marriage of a female member either in community of property or out of community of property without exclusion of the marital power; or any other reason which, in the opinion of the directors, deprives a member of his legal capacity to act;

"member"	the registered holder of a share in the company;
"the register"	the register of members of the company and any branch register kept by the company pursuant to the articles;
"the registered office"	the registered office of the company;
"the seal"	the seal, if any, of the company;
"the secretary"	the secretary of the company for the time being, or any person duly authorised thereto by the directors acting in the place of such secretary for the time being, or any person appointed by the directors to perform any of the duties of the secretary; or any person duly authorised to represent a corporate body which is the secretary of the company;
"South Africa"	the Republic of South Africa or the territory comprised therein from time to time;
"stock exchange"	the Johannesburg Stock Exchange and any stock exchange on which shares of a company may be listed;
"transfer office"	an office which is intended for receiving and registration of transfers of shares, debentures and other securities issued by the company, and where the register is made up.

1.3 Unless the context otherwise requires -

1.3.1 words importing the singular number shall include the plural number and vice versa;

1.3.2 words importing the masculine gender shall include the feminine gender;

1.3.3 words importing natural persons shall include firms and corporate bodies;

1.3.4 the word "share" shall include stock, options or any rights to or interests in shares and other securities;

1.3.5 the word "debenture" shall include debenture stock, debenture bonds, loan stock, notes and other securities;

1.3.6 the word "meeting" shall include an adjourned meeting;

1.3.7 the words "sign", "signed" or "signature" include respectively lithography, printing and names impressed with a rubber or other kind of stamp or by any mechanical means;

1.3.8 reference to any provision of the Act shall include such provision as it may be modified or re-enacted from time to time.

1.4 Subject to 1.3, any words or expressions defined in the Act shall, unless the context otherwise requires, bear the same meaning in the articles.

1.5 Notwithstanding any provisions of these articles or the memorandum of association of the company and notwithstanding the omission of any provisions from these articles the company may do anything which the Act empowers the company to do if so authorised by its articles and this shall be such authority.

2. SHARES

2.1 Subject to what may be authorised by the Act or the company in general meeting, any new shares which may be issued shall first be offered to existing members in proportion to their shareholdings unless they are issued for the acquisition of assets.

2.2 Where the company in general meeting has granted a general authority to the directors, the directors may in their discretion allot, grant options over or otherwise deal with or dispose of any unissued shares to such persons at such times and on such terms and conditions and for such consideration, whether payable in cash or otherwise, as the directors may think fit. Such authority shall be subject to the Act and the rules and regulations of any stock exchange on which the shares of the company may be listed.

2.3 Subject to the provisions, if any, of the memorandum of association, and without prejudice to any special rights previously conferred on the holders of existing shares, any share may be issued with -

2.3.1 such preferred, deferred or other special rights or subject to such restrictions, whether in regard to dividend, return of share capital or otherwise;

2.3.2 such limited or suspended rights to voting,

as the company may from time to time determine, provided that if there are preference shares in the issued capital of the company, no further shares of any class shall be created, allotted or issued without the written consent of the holders of three-quarters of the issued preferences shares or the prior sanction of a resolution passed, mutatis mutandis, as a special resolution at a separate general meeting of the holders of preference shares to which the provisions of 12.3 shall apply.

2.4 The company may direct that shares may be issued by the directors on such terms and conditions, and with such rights, privileges or restrictions attached thereto as the directors may determine.

3. REDEEMABLE PREFERENCE SHARES

The company may from time to time -

3.1 issue preference shares which are or at the option of the company are liable to be redeemed;

3.2 by special resolution convert any of its shares into redeemable preference shares.

4. SHARE WARRANTS

4.1 The directors or, if so authorised, any local committee appointed by them, may issue warrants relating to fully paid-up shares, stating that the bearer is entitled to the shares therein specified, and may provide, by coupons or otherwise, for the payment of future dividends on the shares represented by such warrants. The directors may from time to time determine the terms and conditions upon which share warrants shall be issued.

4.2 The bearer of a share warrant may at any time deposit the warrant at the office of the company, and while the warrant remains deposited the depositor shall have the same right to sign a requisition to call a general meeting of the company and to attend, vote and exercise the other rights of a member at any meeting held after the end of 2 (two) clear days from the time of the deposit as if his name were inserted in the register of members as the holder of the shares included in the deposited warrant. Not more than 1 (one) person shall be recognised as depositor of the share warrant. The company shall, on 2 (two) days' written notice, return the deposited share warrant to the depositor.

4.3 Except in terms of 4.2, no bearer of a share warrant shall sign a requisition to call a general meeting of the company, or shall attend, vote or exercise any other right of a member at a meeting of the company, or be entitled to receive any notices from the company; but the bearer of a share warrant shall be entitled in all other respects to the same rights as if he were named in the register of members as the holder of the shares included in the warrant, and he shall be a member of the company.

4.4 The directors may from time to time determine -

4.4.1 the conditions upon which any new share warrants may be issued in place of warrants worn out, defaced or destroyed, which conditions shall provide that no replacement warrant shall be issued in respect of one which has been worn out or defaced unless such warrant is surrendered to the company and that no replacement warrant shall be issued in respect of a warrant which is alleged to have been destroyed until written proof to the satisfaction of the directors has been provided;

4.4.2 the conditions upon which any share warrant may be surrendered for cancellation with a view to entering the name of the holder in the register of members and issuing in place of such share warrant a share certificate or certificates in respect of the shares in question.

The holder of a share warrant shall be bound by any determination by the directors in terms of this article 4.4 for the time being in force whether made before or after the issue of such warrant.

4.5 A share warrant shall be transferred by delivery of the warrant and not by instrument of transfer, and the provisions of 8.7 to 8.17 inclusive shall not apply to share warrants.

5. PAYMENT OF COMMISSION

5.1 The company may, subject to the Act, pay a commission at a rate not exceeding 10% (ten per centum) of the issue price of a share to any person in consideration of his subscribing or agreeing to subscribe, whether absolutely or conditionally, for any shares of the company or for procuring or agreeing to procure, whether absolutely or conditionally, subscriptions for any shares of the company.

5.2 The company may, on any issue of shares, pay such brokerage as may be lawful.

6. CERTIFICATES

6.1 The certificates of title to shares, debentures or other securities of the company shall -

6.1.1 be issued under the authority of the directors (or of a local board or committee authorised thereto by the directors) in such manner and form as the directors may from time to time prescribe; and

6.1.2 bear the signatures of 2 (two) directors of the company or of 1 (one) director and 1 (one) officer duly authorised thereto by the directors.

6.2 All share certificates shall be numbered in numerical progression and each share certificate shall be distinguished by its appropriate number and by such endorsement as may be required by the Act.

6.3 Every person whose name is entered as a member in the register shall be entitled to receive, without payment, 1 (one) or more certificate(s) for all his shares of any 1 (one) class.

6.4 A member who has transferred some of his shares shall be entitled to receive a certificate for the balance of his shares.

6.5 Where shares are registered in the names of 2 (two) or more persons, they shall be treated as 1 (one) member for the purposes of this article.

6.6 If a share certificate be defaced, lost or destroyed, it shall be replaced, subject however to 6.8 and, in the case of defacement, to delivery of the old certificate to the company.

6.7 The directors may, as they deem fit, determine such terms (if any) as to evidence and indemnity and payment of the out-of-pocket expenses of the company of investigating such evidence and, in the case of loss or destruction, of advertising the same.

6.8 The certificates for shares registered in the names of 2 (two) or more persons shall be delivered to the person first named in the register in respect thereof, or to his authorised agent, and such delivery shall be a sufficient delivery to all joint holders of the share.

6.9 In the case of the legal incapacity of any 1 (one) or more of the joint holders of any shares, the survivor then first named in the register shall be the only person recognised by the company as being entitled to such certificate, or any new certificate which may be issued in place thereof.

7. REGISTER OF MEMBERS

7.1 The company shall keep a register of members at the place(s) and in the manner specified in the Act.

7.2 The company may also keep a branch register in any foreign country.

7.3 The directors may make and vary such regulations as they deem fit in regard to the keeping of any such branch register(s).

7.4 The company shall, where applicable, keep an index of the names of the members in the manner specified in the Act.

8. TRANSFER OF SHARES

8.1 The transfer books and register of members (or any part thereof relating to holders of any class of shares) may, in the discretion of the directors -

8.1.1 upon notice being given by advertisement in the Gazette and a newspaper circulating in the district in which the registered office is situate;

8.1.2 in the case of any branch register, upon notice being given in the manner required by the Act,

be closed during such time as the directors may think fit, not exceeding in the aggregate 60 (sixty) days in any year.

8.2 The company in general meeting may place reasonable restrictions on the inspection of the register, but so that the register shall lie open for not less than 2 (two) hours in each day, except where it has been closed in terms of 8.1.

8.3 Transfer offices shall be maintained at such place or places, whether in South Africa or elsewhere, as the directors may from time to time prescribe.

8.4 The directors may appoint local committees (to be designated registrars, transfer agents or such other title as the directors may think fit), whether in South Africa or elsewhere, consisting of 2 (two) or more natural persons or of a corporate body to whom the directors may delegate all or any of their powers, authorities and discretions with regard to -

8.4.1 the registration of transfers and the keeping of registers and other records required by the Act to be kept at the registered office;

8.4.2 the issue of share certificates, debentures or securities of the company.

8.5 The directors may appoint a person as secretary of such local committee or authorise such local committee to appoint a person to be its secretary.

8.6 Subject to any law relating to stamp duty or estate duty or to any other statutory restrictions on transfer and to the provisions of the articles, any member may transfer all or any of his shares.

8.7 Every transfer must be in writing in the common form or in such other form as the directors may approve.

8.8 The transfer form must be left at the transfer office or in the absence thereof, at the registered office where the transfer register in respect of the shares to which the transfer form relates is for the time being kept, or at such other place as the directors may prescribe, accompanied (unless the directors either generally or in any particular case otherwise resolve) by -

8.8.1 the certificate of the shares to be transferred; and/or

8.8.2 such other evidence (if any) as the directors or other persons in charge of such register may require to prove the title or capacity of the intending transferor or transferee.

8.9 Subject to the provisions of the Act and any law relating to stamp duty, the instrument of transfer of any share, if it is a security in terms of the Act, shall be exercised by or on behalf of the transferor and, if it is not a security, by the transferor and the transferee.

8.10 The transferor shall be deemed to remain the holder of the share until the transferee is entered in the register as the holder thereof.

8.11 All instruments of transfer, when registered, shall either be retained by the company or disposed of in such manner as the directors shall from time to time decide.

8.12 Any instrument of transfer which the directors may decline to register shall (unless the directors shall resolve otherwise) be returned on demand to the person who lodged it.

8.13 The directors may decline to register any transfer where -

8.13.1 the instrument of transfer has not been duly stamped and lodged at the transfer office; or

8.13.2 the provisions of any law affecting transfer have not been complied with; or

8.13.3 the instrument of transfer is not in respect of only 1 (one) class of share.

8.14 If the directors refuse to register a transfer, a notice of the refusal shall, within 30 (thirty) days after the date on which the instrument of transfer was lodged, be sent to the transferee and transferor.

8.15 All powers of attorney or other authorities granted by members for the purpose of transferring or accepting the transfer of shares, which may be lodged, produced or exhibited with or to the company at the place where the register of transfers relating to such shares is kept, shall, as between the company and the grantor of such powers or other authorities, be taken and deemed to continue and remain in full force and effect, and the company may allow the same to be acted upon until such time as express notice in writing of the revocation of the same shall have been given and lodged at the place aforesaid.

8.16 Even after the giving and lodging of such notice, the company shall be entitled to give effect to any instrument signed under the power of attorney and certified by any officer of the company as being valid before such notice was given and so lodged.

8.17 The company shall not be bound to allow an agent to act for a member or intending transferee of shares unless the original or a certified copy of such agent's authority be produced and filed with the company.

8.18 Nothing contained in the articles shall preclude the company from recognising a renunciation of the allotment of any share by the allottee in favour of some other person.

9. TRANSMISSION OF SHARES

9.1 Subject to any law relating to stamp duty or estate duty, the executor or administrator of a deceased member (not being one of several joint holders) shall be the only person recognised by the company as having any right to a share registered in the name of such deceased member.

9.2 In the case of the death of any 1 (one) or more of the joint holders of any share, the survivor or survivors, or the executor or administrator of the deceased joint holder, shall be the only person or persons recognised by the company as having any title to or interest in such share.

9.3 Any person becoming entitled to a share in consequence of the legal incapacity of a member, or by any lawful means otherwise than by transfer in accordance with the articles -

9.3.1 may, on production of such evidence of his right, with the consent of the directors (which they shall not be obliged to give) either be registered himself as a member in respect of such shares or elect to have some person nominated by him registered as the transferee thereof;

9.3.2 shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the share, except that he shall not be entitled in respect thereof to exercise any right conferred by membership in relation to meetings of the company until he shall have been registered as a member in respect of the share.

9.4 If the person becoming entitled as referred to in 9.3 shall elect to -

9.4.1 be registered himself, he shall notify the company accordingly in writing;

9.4.2 have his nominee registered, he shall testify his election by executing a transfer form of such share in favour of his nominee.

9.5 All the limitations, restrictions and provisions of the articles relating to the right to transfer and the registration of shares, shall be applicable to any such notice of transfer or registration under 9.3 and 9.4 as if the legal incapacity or other means had not occurred and the notice or transfer was a transfer executed.

9.6 A person who submits proof of his appointment as the executor, administrator trustee, curator or guardian in respect of the estate of a deceased member of the company or the estate of a member whose estate has been sequestrated, or who is otherwise under a disability, or as the liquidator of any body corporate which is a member of the company, shall be entered in the register of members of the company nomine officii, and shall thereafter for all purposes be deemed to be a member of the company.

10. INCREASE OF CAPITAL

10.1 The company may from time to time by special resolution increase its capital by such sum divided into shares of such amounts or where applicable may increase the number of its shares of no par value to such number as the special resolution shall prescribe.

10.2 The company may increase its share capital constituted by shares of no par value by transferring reserves or profits to the stated capital, with or without a distribution of shares.

10.3 Subject to any conditions of the creation or issue thereof, or of the articles, new shares shall be subject to the same provisions as to transfer, transmission and otherwise as the shares in the original capital.

11. CONSOLIDATION, SUBDIVISION, REDUCTION OF CAPITAL AND ACQUISITION BY THE COMPANY OF ITS SHARES

11.1 The company may from time to time by special resolution -

11.1.1 consolidate and divide all or any of its share capital into shares of a larger amount than its existing shares or consolidate and reduce the number of the issued shares of no par value;

11.1.2 increase the number of its issued no par value shares without an increase of its stated capital;

11.1.3 subdivide its existing shares or any of them into shares of a smaller amount than is fixed by its memorandum provided that, subject to the provisions of the Act, the resolution whereby any share is subdivided

may determine that as between the holders of the shares resulting from such subdivision, 1 (one) or more of the shares may have any such preferred or other special rights, or may have such qualified or deferred rights or be subject to such restriction as the company may attach to unissued or to new shares;

11.1.4 convert all of its ordinary or preference share capital consisting of shares having a par value into stated capital constituted by shares of no par value;

11.1.5 convert its stated capital constituted either by ordinary or preference shares of no par value into share capital consisting of shares having a par value;

11.1.6 cancel any shares which, at the date of the passing of the resolution, have not been taken by any person, or which no person has agreed to take;

11.1.7 convert its ordinary shares into redeemable preference shares;

11.1.8 convert any of its shares of any class into shares of another class, whether issued or not;

11.1.9 amend any rights attaching to any shares, whether issued or not, subject, in the case of any shares which have been issued, to the consent required from the holders of that class of shares.

11.2 Anything done in pursuance of 11.1 shall be done -

11.2.1 subject to the provisions of the Act; and/or

11.2.2 subject to the terms of the special resolution authorising the same; and/or

11.2.3 insofar as 11.2.1 or 11.2.2 is not applicable, in such manner as the directors may direct.

11.3 When, as the result of any consolidation a fraction of a share is created, the directors may -

11.3.1 arrange for the consolidation of that share or fraction with any other share or fraction, or for the allotment or sale thereof;

11.3.2 appoint a person to sell and transfer it;

11.3.3 pay the proceeds of such sale to the holders of the consolidated share or otherwise deal therewith in such manner as they may deem fit.

11.4 When a fraction is sold in the manner set out in 11.3, the person appointed in terms of 11.3.2 shall for all purposes be deemed to be authorised to make such sale.

11.5 The company may from time to time approve the acquisition of any of its issued shares in the manner contemplated by and subject to the provisions of the Act.

11.6 The company may from time to time approve the acquisition of any of the issued shares of its holding company in the manner contemplated by and subject to the provisions of the Act.

11.7 The company may from time to time make payments in cash or in specie to its shareholders, as contemplated by and subject to section 90 of the Act, in any manner whatsoever.

11.8 Subject to the provisions of the Act, the company may from time to time reduce its share capital, stated capital, any share premium account and any capital redemption fund in any manner whatsoever, including, but not being limited to, the payment in cash or in specie in the manner contemplated by 11.7 and section 90 of the Act.

12. VARIATION OF RIGHTS

12.1 If at any time the share capital is divided into different classes of shares, all or any of the special rights or privileges attached to any class of shares may -

12.1.1 only be varied or cancelled by special resolution and with -

12.1.1.1 the prior written consent of three-quarters of the holders of the issued shares of that class; or

12.1.1.2 the prior sanction of a resolution passed mutatis mutandis as a special resolution at a separate general meeting of the holders of the shares of such class;

12.1.2 be varied or cancelled as provided for in 12.1.1, whether or not the company is being wound up or a winding up is contemplated.

12.2 Any shares not ranking pari passu in all respects with any other shares (both as regards rate of dividend and any other term of issue) shall, for the purpose of this article, be deemed to constitute a separate class of shares.

12.3 The provisions of the articles relating to general meetings of the company shall mutatis mutandis apply to any such separate general meeting excepting that -

12.3.1 the necessary quorum shall be 2 (two) persons (unless all the shares of that class are held by 1 (one) person) holding or representing by proxy not less than one-third of the issued shares of the class (provided that if at any adjourned general meeting of such holders a quorum as above defined is not present, those members who are present in person or by proxy shall be a quorum);

12.3.2 any holder of shares of that class present in person or by proxy may demand a poll and, on a poll, shall have 1 (one) vote for each share of the class of which he is the holder.

12.4 The special rights attached to the shares of any class shall not, unless otherwise expressly provided by the conditions of issue of such shares, be deemed to be varied by the creation or issue of further shares -

12.4.1 ranking pari passu therewith; or

12.4.2 enjoying lesser rights,

and which do not have preference over the firstmentioned shares.

13. GENERAL MEETINGS

13.1 The company shall from time to time hold annual general meetings as provided in the Act.

13.2 Save as may be provided in the Act, members may not convene a general meeting of the company, except where all the directors have become incapacitated or have ceased to be directors, in which event 2 (two) or more members may convene a general meeting on due notice to all members entitled thereto, and may recover the cost of so doing from the company.

13.3 The directors -

13.3.1 may, whenever they deem fit, convene a general meeting of the company;

13.3.2 shall convene a general meeting if requisitioned in terms of the Act.

13.4 Subject to the provisions of the Act -

13.4.1 all general meetings whether annual or otherwise;

13.4.2 all adjourned general meetings;

13.4.3 all separate general meetings of the holders of any class of shares,

shall be held at such time and place as the directors shall appoint.

14. NOTICE OF GENERAL MEETINGS

14.1 Subject to the Act, not less than 21 (twenty-one) clear days' notice shall be given of all annual general meetings or general meetings called for the passing of a special resolution and not less than 14 (fourteen) clear days' notice shall be given of any other general meeting -

14.1.1 in the manner hereinafter determined;

14.1.2 to such persons as are, in accordance with the provisions of the articles, entitled to receive notice of all general meetings from the company.

14.2 A general meeting may be called by shorter notice and shall be deemed to have been duly called if it is so agreed by a majority in number of the members having a right to attend and vote at the general meeting, being a majority holding not less than 95% (ninety-five per centum) of the total voting rights of all members.

14.3 A notice to any member on any branch register shall be given from the transfer office in the town where that register is kept (whether simultaneously with notices sent from the registered office or other transfer offices or not).

14.4 The period of the notice shall be exclusive of the day -

14.4.1 on which it is served or deemed to be served; and

14.4.2 on which the meeting is to be held.

14.5 The notice shall specify the place, date and time of the general meeting and, in the case of special business, the nature of such business.

14.6 Whenever notice of a general meeting is given pursuant to this article, the company shall forward a copy thereof to the auditors of the company and to the manager or other appropriate officer of any stock exchange, if any, upon which any shares of the company are listed.

14.7 The accidental omission to give notice of a general meeting or, where applicable, to send an instrument of proxy therewith, or the failure to receive a notice or proxy by any person entitled thereto, or the late receipt thereof, shall not invalidate the proceedings at that general meeting.

15. PROCEEDINGS AT GENERAL MEETINGS

15.1 The annual general meeting shall deal with and dispose of all matters prescribed by the Act, including the sanctioning or declaring of a dividend, the consideration of the annual financial statements, the election of directors and

the appointment and remuneration of an auditor, and may deal with any other business laid before it

15.2 Subject to the provisions of the Act -

15.2.1 3 (three) members personally present and entitled to vote, shall be a quorum for a general meeting;

15.2.2 if the company is a subsidiary of a company whose shares are listed on a stock exchange, 2 (two) members, present in person ~~or by proxy~~ and entitled to vote, of whom 1 (one) member shall be the representative of the holding company, shall be a quorum for a general meeting;

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15.2.3 if the company is a wholly owned subsidiary, the representative of the holding company shall be a quorum for a general meeting.

15.3 No business shall be transacted at any general meeting unless a quorum is present.

15.4 A corporate body, being a member of the company, and which is represented by a duly appointed representative, shall be deemed to be a member personally present for the purpose of this article and of 15.5 to 15.7.

15.5 If, within 10 (ten) minutes from the time appointed for the general meeting or at any time during the course of the meeting, a quorum is not present, the general meeting, if convened upon the requisition of members, shall be dissolved.

15.6 In any other case it shall stand adjourned to a date not earlier than 7 (seven) days and not later than 21 (twenty-one) days after the date of the general meeting as the chairman may determine, and at the same time and place or, if not possible, at such other time and/or place as the chairman of the general meeting shall appoint.

15.7 If at such adjourned general meeting a quorum is not present within 10 (ten) minutes from the time appointed for holding the general meeting, 3 (three) members who are present in person or by proxy and are entitled to vote shall be a quorum and may transact the business for which the general meeting was called.

15.8 The chairman (if any) of the board of directors, or, in his absence, the deputy or vice chairman (if any), shall preside as chairman at every general meeting of the company.

15.9 If there be no such chairman or deputy or vice chairman of the board of directors or at any general meeting neither the chairman nor the deputy or vice chairman of the board of directors is present within 10 (ten) minutes after the time appointed for holding the general meeting, or if neither of them be willing to act as chairman, the directors present shall choose one of their number to act as such, but if 1 (one) director only be present, he shall preside as chairman if he is willing so to act.

15.10 In the absence of a chairman in terms of 15.8 or 15.9, the members present shall elect 1 (one) of their number to act as chairman.

15.11 The chairman may, with the consent of a general meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the general meeting from time to time and from place to place, but no business may be transacted at any adjourned general meeting, except such business as may lawfully have been transacted at the general meeting which was adjourned.

15.12 Where a general meeting has been adjourned in terms of 15.6 or 15.11 the company shall, upon a date not later than 3 (three) days after the adjournment, publish in a newspaper circulating in the province where the registered office of the company is situate, a notice stating -

15.12.1 the date, time and place to which the general meeting has been adjourned;

15.12.2 the matter before the meeting when it was adjourned; and

15.12.3 the ground for the adjournment.

15.13 At a general meeting a resolution put to the vote of the general meeting shall be decided on a show of hands unless a poll is demanded before or immediately after the declaration of the result of the show of hands -

15.13.1 by the chairman of the general meeting; or

15.13.2 by not less than 5 (five) members having the right to vote at the general meeting; or

15.13.3 by a member or members representing not less than one-tenth of the total voting rights of all the members having the right to vote at the general meeting; or

15.13.4 by a member or members entitled to vote at the general meeting and holding in the aggregate not less than at least one-tenth of the issued share capital of the company.

15.14 Unless a poll be demanded and the demand be not withdrawn a declaration by the chairman of the general meeting that -

15.14.1 a resolution has been passed unanimously on a show of hands or by a particular majority; or

15.14.2 a resolution has not been passed by a particular majority, or rejected,

(and an entry to that effect in the minute book) shall be conclusive evidence of that fact.

15.15 The result of a poll shall be deemed to be the resolution of the general meeting at which the poll was held.

15.16 In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the general meeting shall have a second or casting vote.

15.17 No poll may be demanded on the election of the chairman of the general meeting or on any question of adjournment.

15.18 A poll demanded in respect of any other matter shall be taken at such time and place and in such manner as the chairman of the general meeting directs (but not later than 30 (thirty) days after the poll has been demanded).

15.19 Until such time as the poll is held, the general meeting may proceed with any business, other than that upon which a poll has been demanded.

15.20 The chairman of a general meeting may -

15.20.1 appoint any firm or persons to act as scrutineers for the purpose of checking the powers of attorney received and for counting the votes at the general meeting;

15.20.2 act on a certificate given by any such scrutineers without requiring production at the general meeting of the forms of proxy or himself counting the votes.

15.21 If any votes were counted which ought not to have been counted or if any votes were not counted which ought to have been counted, the error shall not vitiate the resolution unless -

15.21.1 it be brought to the attention of the chairman at the general meeting; and

15.21.2 in the opinion of the chairman of the general meeting, it be of sufficient magnitude to vitiate the resolution.

15.22 Any objection to the admissibility of any vote (whether on a show of hands or on a poll) shall be raised -

15.22.1 at the general meeting or adjourned general meeting at which the vote objected to was recorded; or

15.22.2 at the general meeting or adjourned general meeting at which the result of the poll was announced,

and every vote not then disallowed shall be valid for all purposes. Any objection made timeously shall be referred to the chairman of the general meeting, whose decision shall be final and conclusive.

15.23 Even if he is not a member -

15.23.1 any director; or

15.23.2 the company's attorney and auditor (or where the company's attorneys or auditors are a firm, any partner thereof),

may attend and speak at any general meeting, but may not vote unless he is a member or the proxy or representative of a member.

16. VOTES OF MEMBERS

16.1 Subject to section 195 of the Act and to the provisions of the articles and to any special terms as to voting rights upon which any share may be issued or which may from time to time attach to a share, every member shall, on a poll, have 1 (one) vote for every share held by him.

16.2 Notwithstanding the provisions of 16.1, a member of the company present in person or, if the member is a body corporate, represented, at any general meeting of the company shall on a show of hands have only 1 (one) vote, irrespective of the number of shares he holds or represents.

16.3 Any corporate body holding shares conferring the right to vote may, by resolution of its directors or other governing body, appoint a person to act as its representative at any general meeting of the company or at any general meeting of holders of any class of shares of the company.

16.4 The representative referred to in 16.3 shall be entitled to exercise the same rights on behalf of the corporate body which he represents as that corporate body could exercise if it were an individual who was a member of the company.

16.5 The directors may, but shall not be obliged to require proof to their satisfaction of the appointment or authority of the representative referred to in 16.3 and 16.4.

16.6 A person who is entitled to more than 1 (one) vote need not cast all his votes, nor cast them in the same manner.

16.7 Where 2 (two) or more persons are registered as joint holders of a share, any 1 (one) of them, whether in person or by proxy, may vote as if he is the sole holder thereof.

16.8 If more than 1 (one) of such joint holders are present at a general meeting in person or by proxy, only that holder who is present whose name appears first in the register in respect of the share, may vote.

16.9 Where several persons are entitled to a share by transmission, they shall be deemed to be joint holders of the share.

16.10 The parent or guardian of a minor, and the curator bonis of a lunatic member, and also any person entitled under the transmission clause to transfer any shares, may vote at any general meeting in respect thereof in the same manner as if he were the registered holder of those shares, provided that at least 48 (forty-eight) hours before the time of holding the general meeting at which he proposes to vote, he shall satisfy the directors that he is such parent, guardian or curator or that he is entitled under the transmission clause to transfer those shares, or that the directors have previously admitted his right to vote in respect of those shares.

16.11 Co-executors of a deceased member in whose name shares stand in the register shall, for the purposes of this article 16, be deemed to be joint holders of those shares.

17. PROXIES

17.1 The appointment of a proxy shall be in writing under the hand of the person making such appointment or his agent, duly authorised in writing.

17.2 If the appointer be a corporate body, the power of attorney shall be signed in the manner which and by the person who binds that corporate body.

17.3 The agent under a power of attorney of a member is entitled, if so authorised by the power of attorney, to vote on behalf of and represent such member at any general meeting of the company.

17.4 A proxy need not be a member of the company. A member may appoint more than 1 (one) proxy to act on his behalf on the same occasion.

17.5 The directors may, if they think fit, send out with the notice of any general meeting, forms of proxy for use at the meeting.

17.6 Every instrument of proxy, whether for a specified meeting or otherwise, shall be substantively in the form or to the effect of the following, or in such other form as the directors may approve, in either case under the heading of or referring to the company's name -

"MINRICO LIMITED
("the company")

I/We, ______________________________
of ______________________________
being a member(s) of the company, hereby appoint ______________________________
of ______________________ or failing him ______________________
of ______________________ or failing him ______________________
of ______________________ or failing him the chairman of the meeting as my/our proxy to vote for me/us and on my/our behalf at the annual general meeting or general meeting (as the case may be) of the company to be held on the ____ day of ______________ 19__ and at any adjournment thereof, as follows:

	In favour of	Against	Abstain
Resolution No.			
Resolution No.			
Resolution No.			

(Indicate instruction to proxy by way of a cross in the space provided above).

Unless otherwise instructed, my/our proxy may vote as he thinks fit.

SIGNED this _______ day of ______________ 19__.

____
Signature
(Note: A member entitled to attend and vote is entitled to appoint a proxy to attend, speak and vote in his stead, and such proxy need not also be a member of the company.)"

17.7 Any power of attorney and any instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of attorney shall be deposited at the registered office of the company or at such other place within South Africa as is specified for that purpose in the notice convening the general meeting, not less than 48 (forty-eight) hours (excluding Saturdays, Sundays and public holidays) before the time appointed for holding -

17.7.1 the general meeting or adjourned general meeting at which the person named in such instrument proposes to vote;

17.7.2 a poll, where a poll is to be held after a general meeting or adjourned general meeting.

17.8 If the power of attorney or other instrument of proxy is not deposited timeously, it shall not be treated as valid, provided that if the member granting a power of attorney or a proxy is registered at a branch register kept at any branch or other registered office outside South Africa, any instrument appointing a proxy and any power of attorney or other authority may be validly deposited as set out in 17.7 at the office at which he is registered.

17.9 Unless specifically otherwise stated in the proxy no instrument appointing a proxy shall be valid after the expiry of 6 (six) months from the date thereof except at a poll demanded at a meeting originally held within the 6 (six) months after the date of such instrument, or at an adjourned general meeting of a general meeting held within such period.

17.10 If a branch register is kept at a branch or other office of the company outside South Africa, it shall not be necessary for any power of attorney or any instruments appointing proxies, and the powers of attorney or other authorities (if any) under which they are signed, relating to members registered on such branch register, to be received at the registered office of the company designated in the notice convening the general meeting before the time appointed for the general meeting, provided that the secretary or other officer of the company at that branch or other office outside South Africa shall communicate to the registered office by such means as the directors may from time to time direct, a summary of all the votes for and against each resolution as appears from the valid proxies duly received by him, and so that such communication shall be received before the time appointed for the general meeting to commence.

17.11 A vote by virtue of a power of attorney or an instrument of proxy shall be valid notwithstanding the previous legal incapacity of the principal or revocation of the power of attorney or instrument of proxy or the transfer of the share in respect of which the vote is cast, unless an intimation in writing of such legal incapacity or transfer is received by the company at the registered office at

which such power or instrument is registered not less than 24 (twenty-four) hours before commencement of the general meeting or the taking of the poll at which the instrument of proxy is used.

18. DIRECTORS

18.1 The number of the directors shall not be less than 4 (four) and, other than directors appointed to any position or executive office in terms of 24, shall not be more than 20 (twenty).

18.2 The company in general meeting or the directors may appoint any person as a director either to fill a casual vacancy or as an additional director, but the total number of directors shall not at any time exceed the maximum number fixed by or in accordance with the articles.

18.3 If the number of directors falls below the minimum required in terms of 18.1 the remaining directors shall only be permitted to act for the purpose of filling vacancies or calling general meetings of shareholders for that purpose.

18.4 A person appointed by the directors as a director in terms of 18.2 or 18.3 -

18.4.1 shall retire at the following annual general meeting;

18.4.2 shall not be considered in determining the directors to retire by rotation;

18.4.3 shall be eligible for re-election.

18.5 If the company in general meeting increases or reduces the number of directors, it may also determine in what rotation such increased or reduced number is to retire.

18.6 The shareholding qualification for directors and alternate directors may be fixed and from time to time varied by the company in general meeting and unless and until so fixed, directors and alternate directors need not hold any qualification shares.

18.7 The directors shall be entitled to such remuneration as the company in general meeting may from time to time determine.

18.8 Any director who -

18.8.1 serves on any executive or other committee; or

18.8.2 devotes special attention to the business of the company; or

18.8.3 goes or resides outside South Africa for the purpose of the company; or

18.8.4 otherwise performs or binds himself to perform services which, in the opinion of the directors, are outside the scope of the ordinary duties of a director,

may be paid such extra remuneration or allowances in addition to or in substitution of the remuneration to which he may be entitled as a director, as the directors, excluding the director in question, may from time to time determine.

18.9 The directors shall also be paid all their travelling and other expenses necessarily expended by them in connection with -

18.9.1 the business of the company; and

18.9.2 attending general meetings of the directors or of committees of the directors of the company.

18.10 Without prejudice to the provisions, if any, in respect of retirement of directors by rotation or otherwise hereinafter determined, the office of a director shall be vacated in any of the following events -

18.10.1 if his estate is sequestrated (whether provisionally or finally) or he surrenders his estate or enters into a general compromise with his creditors;

18.10.2 if he is found to be or becomes of unsound mind;

18.10.3 if a majority of his co-directors sign and deposit at the registered office a written notice wherein he is requested to vacate his office (which shall become operative on deposit at the registered office) but without prejudice to any claim for damages;

18.10.4 if he be removed by a resolution of the company of which proper notice has been given in terms of the Act (but without prejudice to any claim for damages);

18.10.5 if he shall, pursuant to the provisions of the Act or any order made thereunder, be prohibited from acting as a director;

18.10.6 if he resigns his office by notice in writing to the company;

18.10.7 if -

18.10.7.1 he is absent from meetings of the directors for 6 (six) consecutive months without leave of the directors otherwise than on the business of the company; and

18.10.7.2 he is not represented at any such general meetings during such 6 (six) consecutive months by an alternate director; and

18.10.7.3 the directors resolve that his office be, by reason of such absence, vacated,

provided that the directors shall have power to grant to any director leave of absence for a definite or indefinite period.

18.11 A director may hold any other office or place of profit under the company (except that of auditor) or any subsidiary of the company in conjunction with his office of director, for such period and on such terms as to remuneration (in addition to the remuneration to which he may be entitled as a director) and otherwise as a disinterested quorum of the directors may determine.

18.12 A director of the company may be or become a director or other officer of, or otherwise interested in, any company promoted by the company or in which the company may be interested as member or otherwise and (except insofar as otherwise decided by the directors) he shall not be accountable for any remuneration or other benefits received by him as a director or officer of or from his interest in such other company.

18.13 Any director may act by himself or through his firm in a professional capacity for the company (otherwise than as auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a director.

18.14 A director who is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with the company, shall declare the nature of his interest in accordance with the Act.

18.15 No director or intending director shall be disqualified by his office from contracting with the company with regard to -

18.15.1 his tenure of any other office or place of profit under the company or in any company promoted by the company or in which the company is interested;

18.15.2 professional services rendered or to be rendered by such director;

18.15.3 any sale or other transaction.

18.16 No such contract or arrangement entered into by or on behalf of the company in which any director is in any way interested is voidable.

18.17 No director so contracting or being so interested shall be liable to account to the company for any profit realised by any such appointment, contract or arrangement by reason of such director holding office or of the fiduciary relationship thereby established.

18.18 A director may not be counted in the quorum for a general meeting at which a resolution is proposed for his own appointment as a director to any other office or position of profit in the company or any of its subsidiaries or in respect of any contract or arrangement in which he is interested nor vote on any such resolution, but this prohibition shall not apply to -

18.18.1 any arrangement for giving to any director any security or indemnity in respect of money lent by him to or obligations undertaken by him for the benefit of the company; or

18.18.2 any arrangement for the giving by the company of any security to a third party in respect of a debt or obligation of the company which the director has himself guaranteed or secured; or

18.18.3 any contract by a director to subscribe for or underwrite shares or debentures of the company; or

18.18.4 any contract or arrangement with a corporation in which he is interested by reason only of being a director, officer, creditor or member of such corporation,

and these prohibitions may at any time be suspended or relaxed either generally, or in respect of any particular contract or arrangement, by the company in general meeting.

18.19 Any contract entered into contrary to the terms of 18.18 can be ratified by the company in general meeting.

18.20 The terms of 18.18 shall not prevent a director from voting as a member at a general meeting at which a resolution in which he has a personal interest is tabled.

18.21 The directors may exercise the voting powers conferred by the shares held or owned by the company in any other company in such manner in all respects as they think fit, including the exercise thereof in favour of any resolution appointing themselves or any of them to be directors or officers of such other company or for determining any payment of or remuneration to the directors or officers of such other company.

18.22 A director may vote in favour of a resolution referred to in 18.21 for the exercise of the voting rights in the manner described in 18.21 notwithstanding that he may be, or is about to become, a director or other officer of such other company and for that or any other reason may be interested in the exercise of such voting rights in the manner aforesaid.

19. ALTERNATE DIRECTORS

19.1 A director may -

19.1.1 appoint another director or any person approved for that purpose by a resolution of the directors to act as alternate director in his place and during his absence;

19.1.2 remove such alternate director.

19.2 A person so appointed shall, except as regards authority to appoint an alternate director and remuneration, be subject in all respects to the terms and conditions existing in respect of the other directors of the company.

19.3 Each alternate director, whilst so acting, shall be entitled to -

19.3.1 receive notices of all general meetings of the directors or of any committee of the directors of which his appointer is a member;

19.3.2 attend and vote at any such general meeting at which his appointer is not personally present;

19.3.3 generally exercise and discharge all the functions, powers and duties of his appointer in such appointer's absence as if he were a director.

19.4 Any director acting as alternate director shall in addition to his own vote have a vote for each director for whom he acts as alternate.

19.5 An alternate director shall ipso facto cease to be an alternate director if his appointer ceases for any reason to be a director, provided that if any director retires by rotation or otherwise, but is re-elected at the same general meeting, any appointment made by him pursuant to this article 19 which was in force immediately before his retirement shall remain in force as though he had not retired.

19.6 In the event of the disqualification or resignation of any alternate director during the absence or inability to act of the director whom he represents, the vacancy so arising shall be filled by the chairman of the directors who shall nominate a person to fill such vacancy, subject to the approval of the board.

19.7 Any appointment or removal of an alternate director shall be effected by written notice delivered at the registered office and signed by the appointer.

19.8 The remuneration of an alternate director shall be payable only out of the remuneration payable to the director whose alternate he is and he shall have no claim against the company for any remuneration.

20. RETIREMENT OF DIRECTORS IN ROTATION

20.1 Subject to 25.2, all the directors of the company shall retire at the first annual general meeting of the company. Thereafter, at every succeeding annual general meeting one-third of the directors for the time being or, if their number is not a multiple of 3 (three), then the number nearest to but not less than one-third shall retire from office.

20.2 The directors so to retire shall be those who have been longest in office since their last election, but in the case of persons who became directors on the same day, those to retire shall (unless they otherwise agree among themselves) be determined by lot.

20.3 Notwithstanding anything herein contained, if at the date of any annual general meeting any director shall have held office for a period of 3 (three) years since his last election or appointment, he shall retire at such general meeting either as one of the directors to retire by rotation or additionally thereto.

20.4 The length of time a director has been in office shall be computed from his last election, appointment or date upon which he was deemed re-elected.

20.5 A director retiring at a general meeting shall retain office until the election of directors at that general meeting has been completed.

20.6 Retiring directors shall be eligible for re-election.

20.7 No person, other than a director retiring at the general meeting shall, unless recommended by the directors, be eligible for election to the office of a director at any general meeting, unless -

20.7.1 not more than 14 (fourteen), but at least 7 (seven) clear days before the day appointed for the general meeting, there shall have been delivered at the registered office of the company a notice in writing by a member (who may also be the proposed director) duly qualified to be present and vote at the general meeting for which such notice is given;

20.7.2 such notice sets out the member's intention to propose a specific person for election as director; and

20.7.3 notice in writing by the proposed person of his willingness to be elected is attached thereto (except where the proposer is the same person as the proposed).

20.8 Subject to 20.6 and 20.7, the company may at the general meeting at which a director retires by rotation, fill the vacated office by electing a person thereto and in default the retiring director, if willing to continue to act, shall be deemed to have been re-elected, unless -

20.8.1 it is expressly resolved at such general meeting not to fill such vacated office; or

20.8.2 a resolution for the re-election of such director shall have been put to the general meeting and rejected.

21. POWERS OF DIRECTORS

21.1 The management and control of the business of the company shall be vested in the directors who, in addition to the powers and authorities expressly conferred upon them by the articles, may exercise all powers and authorities and perform all acts which may be exercised or done by the company, and are not in terms of the articles or the Act expressly reserved to the company in general meeting.

21.2 Such management and control may not be inconsistent with the articles nor with the provisions of the Act.

21.3 The general powers given by 21.1 shall not be limited or restricted by any special authority or power given to the directors by any other article.

21.4 The directors may -

21.4.1 in their discretion arrange that any branch of the business carried on by the company or any other business in which the company may be interested, shall be carried on by or through 1 (one) or more subsidiary companies;

21.4.2 make such arrangements on behalf of the company as they think advisable -

21.4.2.1 for taking the profits or bearing the losses of any such branch or business; or

21.4.2.2 for financing, assisting or subsidising any such subsidiary company; or

21.4.2.3 guaranteeing its contracts, obligations or liabilities.

21.5 The directors may -

21.5.1 establish any contributory or non-contributory pension, retirement, provident, medical or other funds for the benefit of; and

21.5.2 pay on behalf of the company a gratuity or pension or allowance on retirement or other benefit to,

any director or ex-director or other officer or employee of the company, its holding or subsidiary company (if any), whether or not he has held any other salaried office with the company, or to his widow or dependents, and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance or life assurance or other benefits, subject to the provisions of the Act.

21.6 The directors may -

21.6.1 take all steps that may be necessary or expedient and incur any liability in order to enable the shares, debentures or other securities of the company to be -

21.6.1.1 negotiable in South Africa or elsewhere;

21.6.1.2 recognised by and quoted on any stock exchange in South Africa or elsewhere;

21.6.2 pay all taxes, duties, fees, expenses or other amounts which may be payable in relation to the matters referred to in 21.6.1.

21.7 Save as otherwise expressly provided by the articles, all cheques, promissory notes, bills of exchange and other negotiable or transferable instruments and all documents to be executed by the company, shall be signed, drawn, accepted, endorsed or executed as the case may be in such manner as the directors shall from time to time determine.

22. BORROWING POWERS

22.1 The directors may from time to time -

22.1.1 borrow for the purpose of the company such sums as they think fit; or

22.1.2 secure the payment or repayment of any such sums or any other sum, as they think fit, whether by the creation and issue of debentures, mortgage or charge upon all or any of the property or assets of the company;

22.1.3 create and issue secured or unsecured debentures and make such regulations regarding the transfer of debentures, the issue of certificates therefor (subject to the provisions of 6) and all such other matters incidental to debentures as the directors think fit. If the company is a subsidiary of a listed company, then the total amount owing by the company in respect of monies so raised, borrowed or secured shall not exceed the amount authorised by its listed holding company.

22.2 No special rights as to -

22.2.1 allotment of shares in the company; or

22.2.2 the attending and voting at general meetings; or

22.2.3 the appointment of directors,

or otherwise, shall be given to the holders of debentures of the company save with the sanction of the company in general meeting.

23. LOCAL OR DIVISIONAL BOARDS, AGENTS AND COMMITTEES OF THE BOARD

23.1 The directors may -

23.1.1 establish any local or divisional boards or agencies in South Africa or elsewhere for managing any of the affairs of the company;

23.1.2 appoint persons to be members of such local or divisional boards, or managers or agents;

23.1.3 fix the remuneration of such persons;

23.1.4 delegate to any local or divisional board, manager or agent any of the powers, authorities and discretions vested in the directors with power to sub-delegate;

23.1.5 authorise the members of any local or divisional board or any of them to fill any vacancies, and to act despite any vacancy;

23.1.6 remove any person so appointed and annul or vary any such delegation,

subject to such terms and conditions as the directors may think fit, but no person dealing in good faith and without notice of the annulment or variation referred to in 23.1.6 shall be affected thereby.

23.2 The directors may by power of attorney appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the directors, to be the attorney or agent of the company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors in terms of the articles) and for such period and subject to such terms and conditions as they may think fit.

23.3 Any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such agent as the directors may think fit.

23.4 The directors may also authorise any such agent to sub-delegate any of his powers, authorities and discretions.

23.5 The directors may delegate any of their powers to an executive or other committee, whether consisting of a member or members of their body or not as they think fit.

23.6 Any committee so formed shall, in the exercise of the powers so delegated, conform to any regulations authorising the appointment of subcommittees that may from time to time be prescribed by the directors.

24. DUTIES OF DIRECTORS TO KEEP MINUTES

24.1 The directors shall cause minutes to be made of -

24.1.1 all appointments of officers made by the directors;

24.1.2 the names of the directors present at each general meeting of the directors;

24.1.3 all resolutions and proceedings at each general meeting of the company or any class of members of the company;

24.1.4 all resolutions passed by the directors under 27,

and of all general meetings of the directors.

24.2 Minutes of any resolutions and proceedings mentioned in 24.1 appearing in 1 (one) of the minute books of the company shall be proof of the facts therein stated if signed by -

24.2.1 any person purporting to be the chairman of the general meeting to which it relates; or

24.2.2 any person present at the general meeting and appointed by the directors to sign in the chairman's place; or

24.2.3 the chairman of a subsequent general meeting of the directors.

24.3 Any extracts from or copy of those minutes purporting to be signed by -

24.3.1 the chairman of that general meeting; or

24.3.2 any director; or

24.3.3 the secretary,

shall be prima facie proof of the facts therein stated.

25. EXECUTIVE DIRECTORS

25.1 The directors may from time to time appoint -

25.1.1 managing and other executive directors (with or without specific designation) of the company;

25.1.2 any director to any other executive office with the company,

as the directors shall think fit, for a period not exceeding 5 (five) years, and may from time to time remove or dismiss such persons from office and appoint another or others in his or their place or places.

25.2 Any director appointed in terms of 25.1 -

25.2.1 shall not (subject to the provisions of the contract under which he is appointed) whilst he continues to hold that position or office, be subject to retirement by rotation; and

25.2.2 shall not, during the currency of such appointment, be taken into account in determining the rotation of retirement of directors; and

25.2.3 shall be subject to the same provisions as to removal as the other directors of the company, and if he ceases to hold office as a director, his appointment to such position or executive office shall ipso facto terminate, without prejudice to any claims for damages which may accrue to him as a result of such termination.

25.3 Only a minority of the directors may be so appointed on the basis that they shall not be subject to retirement by rotation.

25.4 The remuneration of a director appointed to any position or executive office in terms of 25.1 -

25.4.1 shall be determined by a disinterested quorum of the directors;

25.4.2 shall be in addition to or in substitution of any ordinary remuneration as a director of the company as the directors may determine;

25.4.3 may consist of a salary or a commission on profits or dividends or both, as the directors may direct.

25.5 The directors may -

25.5.1 from time to time confer upon a director appointed to any position or executive office in terms of 25.1, any or all powers exercisable under the articles by the directors;

25.5.2 confer such powers for such time and to be exercised for such objects and purposes and upon such terms and conditions and with such restrictions, as they think expedient;

25.5.3 confer such powers with or to the exclusion of or in substitution for any powers of the directors;

25.5.4 from time to time revoke, withdraw or vary such powers.

26. PROCEEDINGS OF DIRECTORS AND COMMITTEES

26.1 The directors may meet for the despatch of business, adjourn, and otherwise regulate their meetings as they think fit.

26.2 3 (three) directors shall form a quorum.

26.3 The chairman may at any time, and the secretary, upon the request of a director shall at any time, convene a meeting of the directors.

26.4 Unless otherwise unanimously agreed by all of the directors, the directors shall be given not less than 7 (seven) clear days' notice of directors' meetings, which notice shall state the business to be dealt with at each meeting.

26.5 The directors shall determine the form of the notice to be given for directors' meetings.

26.6 The directors in office may act notwithstanding any vacancy in their body, but if and so long as their number be reduced below the minimum number fixed in accordance with the articles, they may act only for the purpose of filling up vacancies in their body or of summoning general meetings of the company, but not for any other purpose.

26.7 The directors may -

26.7.1 elect a chairman and a deputy or vice chairman (to act in the absence of the chairman) of their meetings;

26.7.2 determine the period for which they are to hold office.

26.8 If no chairman or deputy or vice chairman is elected, or if at any meeting the chairman or deputy or vice chairman be not present within 5 (five) minutes after the time appointed for holding the meeting, the directors present shall choose 1 (one) of their number to be chairman at such meeting.

26.9 All questions arising at any meeting shall be decided by a majority of votes.

26.10 In case of an equality of votes the chairman shall have a second or casting vote.

26.11 A meeting of the directors at which a quorum is present shall be entitled to exercise all or any of the powers, authorities and discretions conferred by or in terms of the articles which are vested in or are exercisable by the directors generally.

26.12 The meetings and proceedings of any committee consisting of 2 (two) or more directors shall be governed by the provisions hereof in regard to meetings and proceedings of the directors so far as the same are applicable thereto and are not superseded by any regulations made by the directors.

26.13 All acts performed by the directors or by a committee of directors or by any person acting as a director or a member of a committee shall, notwithstanding that it shall afterwards be discovered that there was some defect in the appointment of the directors or persons acting as aforesaid, or that any of them were disqualified from or had vacated office, be as valid as if every such person had been duly appointed and was qualified and had continued to be a director or member of such committee.

27. WRITTEN RESOLUTIONS OF DIRECTORS

27.1 A resolution in writing signed by -

27.1.1 all the directors; or

27.1.2 all the directors who may at the time be present in the city in which the registered office is situated and who form a quorum;

shall be as valid and effectual as a resolution passed at a meeting of the directors duly called and constituted, provided that where a director is not so present, but has an alternate who is so present, then such resolution must also be signed by such alternate.

27.2 Such resolutions -

27.2.1 may consist of 1 (one) or more documents so signed;

27.2.2 shall have regard to the provisions of section 236 of the Act;

27.2.3 shall be delivered to the secretary without delay, and may be delivered by hand or by fax or by post and shall be recorded by him in the company's minute book.

27.3 Such resolution shall be deemed to have been passed on the day it was signed by the last director or alternate director who is entitled to sign it, unless a statement to the contrary is made in that resolution.

27.4 A resolution referred to in 27.1 which is not signed by all the directors or their alternates, shall be inoperative if it shall purport to authorise any act which the directors have not unanimously resolved is a matter which may be decided by way of such a resolution and which, in the interests of the company, should be disposed of expeditiously, until confirmed by a meeting of directors.

28. SECRETARY

28.1 The secretary shall be appointed by the directors -

28.1.1 for such term;

28.1.2 at such remuneration; and

28.1.3 upon such conditions,

as they may think fit, and the directors may dismiss such secretary.

28.2 Where the Act or the articles provide that an act be performed by a director and the secretary, it shall not be performed validly if performed by the same person acting both as director and as secretary.

29. SEAL

29.1 The company may have a seal on which its name shall be engraved in legible characters.

29.2 The seal of the company, if any, shall only be affixed to a document if -

29.2.1 a resolution of the directors or of a committee of directors grants such authority; or

29.2.2 subject to the provisions of 6, one director and the secretary (or such other person as the directors may appoint for the purpose) shall sign the document to which the seal of the company is to be affixed.

30. AUTHENTICATION OF DOCUMENTS

30.1 Any director or the secretary or any person appointed by the directors for the purpose shall have power to authenticate -

30.1.1 the memorandum and articles of association;

30.1.2 any resolutions passed by the company or the directors;

30.1.3 any books, records, documents and accounts relating to the business of the company,

and to certify copies thereof or extracts therefrom as true copies or extracts.

30.2 Where any books, records, documents or accounts are elsewhere than at the registered office, the local manager or other officer of the company or other person having the custody thereof shall be deemed to be a person duly appointed by the directors for the abovementioned purpose.

30.3 Subject to the provisions of the Act, a member shall not be entitled to demand that -

30.3.1 any book, document or record be shown to him;

30.3.2 any information concerning the company's affairs be disclosed to him,

if the directors in their sole and absolute discretion (which may not be disputed) consider that it is not in the company's interest to show that book, document or record to the member, or to disclose that information to him.

31. DIVIDENDS

31.1 The company in general meeting or the directors may from time to time declare a dividend.

31.2 No dividend shall be declared or paid except out of the profits of the company, and no dividend shall bear interest against the company, except as otherwise provided under the conditions of issue of the shares in respect of which such dividend is payable.

31.3 Dividends may be declared either free of or subject to the deduction of income tax and any other tax or duty in respect of which the company may be chargeable.

31.4 The directors may from time to time declare and pay to the members such interim dividends as the directors consider to be justified by the profits of the company.

31.5 The directors may also pay the fixed dividend payable on any share of the company bearing a fixed dividend half-yearly or on fixed dates, as the directors may deem fit.

31.6 Dividends shall be declared payable to members registered as such on a date at least 14 (fourteen) days after the date of the declaration of the dividend or on the date of confirmation of the dividend, whichever is the later.

31.7 The period between the date of declaration or date of confirmation of the dividend, whichever is the later, and the date of the closing of the transfer registers in respect of such dividend shall be at least 14 (fourteen) days.

31.8 No larger dividend shall be declared by the company in general meeting than is recommended by the directors, but the company in general meeting may declare a smaller dividend.

31.9 All unclaimed dividends may be invested or otherwise be made use of by the directors for the benefit of the company until claimed, provided that dividends

unclaimed for a period of 3 (three) years from the date on which they were paid may be declared forfeited by the directors for the benefit of the company.

31.10 Any dividend, interest or other sum payable in cash to the holder of a share may be paid by cheque or warrant sent by post, addressed to -

31.10.1 the holder at his registered address; or

31.10.2 in the case of joint holders, the holder whose name stands first in the register in respect of the share, at his registered address,

or addressed to such person and at such address as the holder or joint holders may in writing direct.

31.11 Every such cheque or warrant shall -

31.11.1 be made payable to the order of the person to whom it is addressed;

31.11.2 be sent at the risk of the holder or joint holders.

31.12 The company shall not be responsible for the loss in transmission of any cheque or warrant or of any document (whether similar to a cheque or warrant or not) sent by post as aforesaid.

31.13 A holder or any 1 (one) of 2 (two) or more joint holders, or his or their agent duly appointed in writing, may give valid receipts for any dividends or other monies paid in respect of a share held by such holder or joint holders.

31.14 When such cheque or warrant is paid, it shall discharge the company of any further liability in respect of the amount concerned.

31.15 A dividend may also be paid in any other way determined by the directors, and if the directives of the directors in that regard are complied with, the company shall not be liable for any loss or damage which a member may suffer as a result thereof.

31.16 Any dividend may be paid wholly or in part -

31.16.1 by the distribution of specific assets; or

31.16.2 by the issue of paid-up shares, debentures or securities of the company or of any other company; or

31.16.3 in cash,

or in any other way which the directors or the company in general meeting may at the time of declaring the dividend determine.

31.17 Where any difficulty arises in regard to such payment or distribution, the directors may settle that difficulty as they think expedient and in particular may fix the value which shall be placed on such specific assets on distribution.

31.18 The directors may -

31.18.1 determine that cash payments shall be made to any member on the basis of the value so fixed in order to secure equality of distribution;

31.18.2 vest any such assets in trustees upon such trusts for the benefit of the persons entitled to the dividend as the directors deem expedient; or

31.18.3 delegate the company's liability in respect of any unclaimed dividends to any bank or financial institution selected by the directors.

31.19 The directors may from time to time make such regulations as they may think fit regarding the payment of dividends to members having registered addresses outside South Africa. Such regulations may provide for the payment of such dividends in any foreign currency and the rate of exchange at which such payment shall be made and any other similar matters.

32. RESERVES

32.1 The directors may before recommending any dividend, whether preferential or otherwise, set aside out of the profits of the company such sums as reserves as they think proper.

32.2 Such reserves may at the discretion of the directors be applied for any permissible purpose and until so applied, may, at the like discretion -

32.2.1 be employed in the business of the company without being separated from the other assets of the company; or

32.2.2 be invested.

32.3 The directors may in their sole discretion carry forward any profits which they may think prudent not to distribute, without placing the same to reserve.

32.4 The directors may -

32.4.1 divide any such reserve into any such funds as they may deem fit;

32.4.2 consolidate such funds or any part thereof in 1 (one) fund.

33. CAPITALISATION

33.1 The company in general meeting may upon the recommendation of the directors -

33.1.1 at any time resolve that it is desirable to capitalise all or any part of the amount then standing to the credit of -

33.1.1.1 any of the company's reserves; or

33.1.1.2 any share premium account or capital redemption reserve fund; or

33.1.1.3 the income statement,

otherwise available for distribution and not required for the payment of the fixed dividends on any preference shares of the company;

33.1.2 resolve that such amount be appropriated for distribution among the members or any class of members in the same ratio as they would be entitled thereto if distributed by way of dividend on the basis that the same be not paid in cash but be applied in paying up in full unissued

shares, debentures or securities then to be allotted and issued, credited as fully paid-up to such members (to which resolution the directors shall give effect).

34. DISTRIBUTION OF CAPITAL PROFITS

34.1 The company in general meeting may upon the recommendation of the directors at any time resolve that any surplus monies in the hands of the company representing capital profits arising from the realisation of any capital assets and not required for the payment of any fixed preferential dividend, shall be distributed amongst the ordinary shareholders.

34.2 No such profit shall be distributed unless the company shall have sufficient other assets to answer in full the liabilities and to cover the paid-up share capital of the company.

35. DIRECTORS' POWERS ON CAPITALISATION OR DISTRIBUTION OF PROFITS

35.1 If any difficulty arises in regard to any distribution under either 33 or 34, the directors may settle the same as they deem fit.

35.2 The directors may make all appropriations and applications of undivided profits or the sum capitalised and all allotments and issues of fully paid-up shares or debentures, if any, and are generally authorised to do all acts and things required to give effect thereto, whether by -

35.2.1 the consolidation of any fraction of a share with any other fraction, and the making of arrangements for the allotment or sale of the consolidated share; or

35.2.2 the appointment of a person to sell and transfer the consolidated share; or

35.2.3 the payment of such portion of the proceeds of such sale as is attributable to any fraction so consolidated to the person who would otherwise have been entitled to such fraction or otherwise deal therewith in such manner as they may deem fit; or

35.2.4 providing that fractions shall be ignored altogether; or

35.2.5 payment in cash or otherwise, as the directors think fit, in the case of shares or debentures distributable in fractions.

35.3 The directors may also appoint any person to enter, on behalf of all members entitled to the benefit of such appropriations and applications or to participate in such distributions, into any contract requisite for giving effect thereto, and such appointment and contract shall be binding on all such members.

36. MONIES DUE TO MEMBERS

Monies other than dividends due to members must be held in trust by the company indefinitely until lawfully claimed by the member, provided that should a company's shares not be listed on a stock exchange, the provisions of this article shall not apply to loans by members to the company.

37. ACCOUNTING RECORDS

37.1 The directors shall cause to be kept such accounting records as are prescribed by the Act.

37.2 The accounting records shall be kept at the registered office or (subject to the provisions of the Act) at such other place as the directors think fit, and shall at all times be open to inspection by the directors.

37.3 A copy of all financial statements (including every document required by law to be annexed thereto) which are to be laid before the company in annual general meeting, together with copies of the directors' and auditors' reports, shall be delivered or sent by post to the registered address of each member or holder of debentures, and to every person entitled to a notice of the general meeting.

37.4 Such number of copies of the documents referred to in 37.3 shall be forwarded to the secretary or other proper officer of any stock exchange on which any shares of the company are listed as may be required under that stock exchange's regulations or practice.

37.5 The documents referred to in 37.5 shall be sent at least 21 (twenty-one) days before such annual general meeting.

37.6 The documents referred to in 37.3 need not be sent to -

37.6.1 any person who is not entitled to receive notice of general meetings of the company or whose address is not known to the company; or

37.6.2 more than 1 (one) of the joint holders of any shares or debentures.

38. AUDITORS

38.1 Auditors shall be appointed and their duties regulated in accordance with the provisions of the Act.

38.2 Subject to the provisions of the Act, all acts done by any person acting as auditor shall be valid against all persons dealing in good faith with the company, notwithstanding any defect in his appointment.

38.3 All accounts when audited and approved by an annual general meeting shall be deemed conclusively correct, and shall not be reopened.

39. NOTICES

39.1 Any notice or other document may be served by the company upon any member by -

39.1.1 delivering it to him personally;

39.1.2 sending it by post in a prepaid letter, envelope or wrapper, addressed to such member at his registered address.

39.2 Any member whose address stated in the register of members is not within South Africa or any country where a branch register of members is kept, shall be entitled from time to time to furnish the company with an address within South Africa or such country at which notices can be served upon him and shall be entitled to have notices served upon him at such address.

39.3 Save as determined in the articles or in the Act, no member other than a registered member whose address appears in the register of members in South Africa or any country where a branch register is kept, shall be entitled to receive any notice from the company.

39.4 Notices to the holders of share warrants shall, unless the conditions of issue provide that such holders are to receive notices, be given by advertisement in Johannesburg and in the town or district where the registered office is situated and if such registered office is situated outside Johannesburg, in a daily English newspaper circulating in the town or district.

39.5 In the case of joint holders of a share, all notices shall, unless such holders otherwise in writing request and the directors agree, be given to that holder whose name stands first in the register. A notice so given shall be deemed sufficient notice to all the joint holders.

39.6 Any notice or other document, if served by post, shall be deemed to have been served at the time when the same was posted and in proving such service it shall be sufficient to prove that the notice or document was properly addressed, stamped and posted.

39.7 Every person who in any way whatever shall become entitled to any share, shall be bound by every notice in respect of such share which, prior to his name and address being entered on the register, shall have been given to the person from whom he derived his right or title to such share.

39.8 Any notice or other document delivered or sent by post to the registered address of any member in terms of the articles shall, notwithstanding that -

39.8.1 such member be then under legal incapacity;

39.8.2 the company had notice of his legal incapacity,

be deemed to have been duly served in respect of any share registered in the name of such member as sole or joint holder.

39.9 The provisions of 39.7 shall not apply if a person's name shall at the time of the service or despatch of the notice or document have been removed from the register as the holder of the share.

39.10 Service on a person in terms of 39.7 shall for all purposes of the articles be deemed a sufficient service of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share.

39.11 Save as otherwise expressly provided, where a given number of days' notice, or notice extending over any period, is required to be given, the day of service shall not be counted in the number of days or other period.

40. SUBSIDIARY COMPANIES

If the company is a holding company, the directors' report attached to financial statements issued by the company pursuant to the Act shall disclose full details of all special resolutions passed by the company's subsidiary companies since the date of the directors' report attached to the previous annual financial statements of the company.

41. WINDING UP

41.1 If the company shall be wound up the liquidator may, with the sanction of a special resolution of the members, divide among the members in specie or kind the whole or any part of the assets of the company and may for such purpose -

41.1.1 set a value which he deems fair upon any asset; and

41.1.2 determine how the division shall be carried out as between the members or different classes of members.

41.2 The liquidator may, with the sanction of a special resolution of the members, vest the whole or any part of the assets in trustees upon trusts for the benefit of the members or any of them.

41.3 Any such resolution may provide for and sanction a distribution of specific assets amongst different classes of members contrary to their existing rights, but each member shall in that event have a right of dissent and other ancillary

rights in the same manner as if such resolution were a special resolution passed pursuant to the provisions of the Act.

42. INDEMNITY

42.1 Every director, manager, secretary, auditor and officer of the company shall be indemnified out of the funds of the company against -

42.1.1 all liabilities incurred by him in that capacity;

42.1.2 expenditure in defending any proceedings, whether civil or criminal, in which judgment is given in his favour, or in which he is acquitted; or

42.1.3 costs in connection with any application under section 248 of the Act in which relief is granted to him by the Court.

42.2 Every such person shall be indemnified by the company against, and it shall be the duty of the directors out of the funds of the company to pay all costs, losses and expenses for which any such person may become liable by reason of -

42.2.1 any contract entered into; or

42.2.2 any act done by him,

in his capacity as director, secretary, manager, auditor or officer of the company or in any way in the discharge of his duties.

42.3 Subject to the provisions of the Act, no director, manager, secretary, auditor, officer or servant of the company shall be liable for -

42.3.1 any act, receipt, neglect or fault of any other such officer or servant of the company; or

42.3.2 joining in any receipt or other act; or

42.3.3 loss or expense suffered by the company through the insufficiency or deficiency of title to any property acquired by order of the directors for and on behalf of the company; or

42.3.4 the insufficiency or deficiency of any security in or upon which any of the monies of the company have been invested; or

42.3.5 any loss or damage arising from the insolvency or delict of any person with whom any monies, securities or effects have been deposited; or

42.3.6 any loss or damage occasioned by any error of judgment or oversight on his part; or

42.3.7 any other loss, damage or misfortune whatever which shall happen in the execution of his duties of office or in relation thereto,

unless the same occurs through his own dishonesty.

43. PRE-ACQUISITION PROFITS

43.1 Where any asset, business or property is bought by the company as from a past date upon the terms that the company shall as from that date take the profits and bear the losses thereof, such profits or losses (as the case may be) shall -

43.1.1 at the discretion of the directors; and

43.1.2 so far as the law allows,

be credited or debited wholly or in part to revenue account.

43.2 The amount so credited or debited shall, for the purposes of ascertaining the amount available for dividend, be treated as a profit or loss arising from the business of the company and the amount available for dividend shall be adjusted accordingly.

--oOo--

Form CM 44C

Signatories to articles of association

Particulars of subscribers	Date and signature	Particulars of witnesses	Date and signature
1. Full names DENNIS MARK BRISTOW Occupation DIRECTOR Residential address 31 PONT ROAD BRYANSTON 2196 Business address 5 PRESS AVENUE SELBY, JOHANNESBURG 2025 Postal address PO BOX 82291 SOUTHDALE 2135	26 August 1999 D.M. BRISTOW	Full names CELESTE ANN BARNES SMITH Occupation SECRETARY Residential address 6 BRUSHWOOD GARDENS DOUGLAS RD, SUNDOWNER 2162 Business address 5 PRESS AVENUE SELBY, JOHANNESBURG 2025 Postal address PO BOX 82291 SOUTHDALE 2135	26 August 1999 Smith
2. Full names DAVID ASHWORTH Occupation DIRECTOR Residential address 42 YORK ROAD SOUTH KENSINGTON JOHANNESBURG 2094 Business address 5 PRESS AVENUE SELBY, JOHANNESBURG 2025 Postal address PO BOX 82291 SOUTHDALE 2135	26 August 1999 D. ASHWORTH	Full names CELESTE ANN BARNES SMITH Occupation SECRETARY Residential address 6 BRUSHWOOD GARDENS DOUGLAS ROAD, SUNDOWNER 2162 Business address 5 PRESS AVENUE SELBY, JOHANNESBURG 2025 Postal address PO BOX 82291 SOUTHDALE 2135	26 August 1999 Smith
3. Full names ROGER AINSLEY RALPH KEBBLE Occupation DIRECTOR Residential address 15, 8TH AVENUE HOUGHTON, JOHANNESBURG 2198 Business address 5 PRESS AVENUE SELBY, JOHANNESBURG 2025 Postal address PO BOX 82291 SOUTHDALE 2135	26 August 1999 R.A.R. KEBBLE	Full names CELESTE ANN BARNES SMITH Occupation SECRETARY Residential address 6 BRUSHWOOD GARDENS DOUGLAS ROAD, SUNDOWNER 2162 Business address 5 PRESS AVENUE SELBY, JOHANNESBURG 2025 Postal address PO BOX 82291 SOUTHDALE 2135	26 August 1999 Smith
4. Full names DAVID JOHN HADDON Occupation COMPANY SECRETARY Residential address 12 STIRLING ROAD HURLINGHAM, SANDTON 2070 Business address 5 PRESS AVENUE SELBY, JOHANNESBURG 2025 Postal address PO BOX 82291 SOUTHDALE 2135	26 August 1999 D.J. HADDON	Full names CELESTE ANN BARNES SMITH Occupation SECRETARY Residential address 6 BRUSHWOOD GARDENS DOUGLAS ROAD, SUNDOWNER 2162 Business address 5 PRESS AVENUE SELBY, JOHANNESBURG 2025 Postal address PO BOX 82291 SOUTHDALE 2135	26 August 1999 Smith

Signatories to articles of association

Particulars of subscribers	Date and signature	Particulars of witnesses	Date and signature
5. Full names EILEEN ISOBEL BACKES Occupation SECRETARY Residential address 4 MAARSBANKER PLACE RANDPARK RIDGE 2156 Business address 5 PRESS AVENUE SELBY, JOHANNESBURG 2025 Postal address PO BOX 82291 SOUTHDALE 2135	26 August 1999 E. I. BACKES	Full names CELESTE ANN BARNES SMITH Occupation SECRETARY Residential address 6 BRUSHWOOD GARDENS DOUGLAS ROAD SUNDOWNER 2162 Business address 5 PRESS AVENUE SELBY, JOHANNESBURG 2025 Postal address PO BOX 82291 SOUTHDALE 2135	26 August 1999 Smith
6. Full names JOHN DE VILLIERS BERRY Occupation LEGAL ADVISER Residential address 81 PHOENIX STREET KENSINGTON, JOHANNESBURG 2094 Business address 5 PRESS AVENUE SELBY, JOHANNESBURG 2025 Postal address PO BOX 82291 SOUTHDALE 2135	26 August 1999 J. DE V. BERRY	Full names CELESTE ANN BARNES SMITH Occupation SECRETARY Residential address 6 BRUSHWOOD GARDENS DOUGLAS ROAD SUNDOWNER 2162 Business address 5 PRESS AVENUE SELBY, JOHANNESBURG 2025 Postal address PO BOX 82291 SOUTHDALE 2135	26 August 1999 Smith
7. Full names ROBERT MOFFAT LINDSAY Occupation GEOLOGIST Residential address 106 KUNENE AVENUE DOORN KLOOF PRETORIA Business address 5 PRESS AVENUE SELBY, JOHANNESBURG 2025 Postal address PO BOX 82291 SOUTHDALE 2135	26 August 1999 R. M. LINDSAY	Full names CELESTE ANN BARNES SMITH Occupation SECRETARY Residential address 6 BRUSHWOOD GARDENS DOUGLAS ROAD, SUNDOWNER 2162 Business address 5 PRESS AVENUE SELBY, JOHANNESBURG 2025 Postal address PO BOX 82291 SOUTHDALE 2135	26 August 1999 Smith

Exhibit 15

MEMORANDUM AND ARTICLES OF ASSOCIATION

of the

PAN-AFRICAN EXPLORATION SYNDICATE LIMITED.

RECEIVED
1? JAN 1913
ANSWERED

RECEIVED
10 JAN 1913
ANSWERED

Webber & Wentzel,
Solicitors,
Johannesburg.

A.H.

675

THE COMPANIES ACT 1909.

Private Company Limited by Shares.

MEMORANDUM OF ASSOCIATION

of the

~~PAN-AFRICAN~~ EXPLORATION SYNDICATE LIMITED.

NAME AND CONSTITUTION.

1. The name of the Company is the PAN-AFRICAN EXPLORATION SYNDICATE LIMITED.

2. The Registered Office of the Company shall, until otherwise determined by the Directors, be in Johannesburg in the Transvaal.

OBJECTS.

3. The objects for which the Company is established are:-

(a)

(a) To prospect and explore for gold, silver, copper and all metals and minerals, precious and base, precious and other stones, oils and substances generally, and to carry on prospecting and exploratory work in Africa and elsewhere.

(b) To purchase, take on lease, or otherwise acquire any mines, mining rights and metalliferous land in Africa or elsewhere, and any interest therein and to explore, work, exercise, develop, and turn to account the same; to crush, win, get, quarry, smelt, calcine, refine, dress, amalgamate, manipulate, and prepare for market, ore, metal and mineral substances of all kinds, and to carry on any other metallurgical operations which may seem conducive to any of the Company's objects; to buy, sell, manufacture, and deal in minerals, plant, machinery, implements, conveniences, provisions and things capable of being

used

used in connection with metallurgical operations, or required by workmen and others employed by the Company; to construct, carry out, maintain, improve, manage, work, control and superintend any roads, ways, tramways, railways, bridges, reservoirs, watercourses, aqueducts, wharves, furnaces, saw-mills, crushing works, hydraulic works, electrical works, factories, warehouses, shops, and other works and conveniences which may seem directly or indirectly conducive to any of the objects of the Company, and to contribute to, subsidise, or otherwise aid or take part in any such operations.

(c) To acquire by purchase, concession, lease or otherwise any options over land or otherwise, trading concessions, or rights and privileges of every description, machinery, plant, utensils, patents for invention, and licences to use pa-

tents

tents, and any other kind of real and personal property of every description in Africa and elsewhere.

(d) To acquire, or to erect and construct, carry out, maintain, work, control and superintend any warehouses, sheds, factories and other works, buildings and conveniences which may be directly or indirectly conducive to any of the objects of the Company.

(e) To carry on all kinds of agency and commission business, and to establish and regulate agencies elsewhere or abroad for all or any of the objects of the Company.

(f) To acquire by purchase, amalgamation, exchange or otherwise, the whole or any part of the assets and undertaking of any other Company or Companies having objects similar or partly similar

to

to the objects of this Company.

(g) To sell the whole or any part of the rights, assets, property and undertaking of this Company for such consideration as the Company may deem fit, and in particular for money and shares or stock of any Company having objects similar or partly similar to the objects of this Company, or for debentures of any Company, or wholly for money or wholly for such shares or stock. Also to let, mortgage, abandon, dispose of or otherwise deal with all or any part of this Company's property and rights, and also to re-construct, refloat, reform or otherwise deal with the Company and all or any of its rights, property and assets.

(h) To procure the Company to be registered, incorporated and recognised in the Transvaal, Great Britain or any British Dominion, Colony or

Possession

689

Possession, or in any Foreign Country or State.

(i) To procure the shares or debentures of the Company to be recognised by and specially quoted on any Stock Exchange or Bourse in South Africa, Europe and elsewhere, and to comply with the rules and regulations of every such Exchange or Bourse.

(j) To pay all the expenses of and preliminary and incidental to the promotion, formation, establishment and registration of the Company, or of any other Company promoted, formed, established or registered by the Company, and all brokerage, commission, discount, remuneration and other expenses which may be deemed expedient, for placing or assisting to place or guaranteeing all or any of the shares or debentures or other obligations of the Company, or of any Company so promoted, formed

68[illegible]

formed, established or registered by the Company.

(k) To allot the shares of the Company credited as fully paid up or partly paid up, as the whole or part of the purchase price of any property purchased by the Company, or in pursuance of any contract in connection with the Company's business, or for any valuable consideration.

(l) To establish and promote, or concur in establishing and promoting associations, companies, syndicates and undertakings of all kinds; and to secure, by underwriting or otherwise, the subscription of any part of the capital of any such association, company, syndicate or undertaking, and to pay or receive any commission, brokerage or other remuneration in connection therewith; to establish and promote, or concur in establishing or promoting, any other company

whose

683

whose objects shall include the acquisition and taking over of all or any of the assets and liabilities of, or shall be in any manner calculated to advance, directly or indirectly, the objects or interests of the Company; and to acquire and hold shares, stock or securities of, and guarantee the payment of any securities issued by, or any other obligations of, any such company.

(m) To borrow and raise money upon the whole or any part of the Company's property, including uncalled capital, and in particular by the issue of debenture stock, bonds, preference stock or shares; and to sign and execute bonds, bills, promissory notes and other negotiable instruments (except share warrants to bearer so long as the Company is a private Company).

√ (n) To lend, invest, put out at interest or otherwise

deal

deal with, any funds and money belonging to the Company.

(o) To distribute among the members in specie, shares, debentures or otherwise, any property of the Company, or any proceeds arising from the sale, disposal of or dealing with any of the Company's property.

(p) To establish any Foreign Committee or Agency in any country, state or republic, as well as branch offices for the Company in any such country, state or republic, and to confer upon such committee or branch office such powers and authorities as are deemed expedient.

(q) To do all such other acts, matters and things as may be incidental or conducive to the attainment of the above objects or any of them.

The Company is formed with limited liability,

and

and the liability of the shareholders is limited to the amount of their shares under the provisions of the Limited Liability Laws of the Transvaal.

CAPITAL AND SHARES.

5. The capital of the Company is Two thousand five hundred pounds (£2,500), divided into Two thousand five hundred (2,500) shares, of the nominal value of one pound (£1) each, whereof Two thousand (2,000) shares will be issued forthwith, and the remaining five hundred (500) will be held in reserve.

WE, the several persons whose names and addresses are hereunto subscribed, are desirous of being formed into a Company in pursuance of the Memorandum of Association and we respectively agree to take the number of

shares

shares in the capital of the Company set opposite to our respective names.

Names of Subscribers.	Addresses and Descriptions.	Number of Shares taken by each Subscriber.
For CORONATION SYNDICATE, LIMITED. H. Rogers, Ernest J. Holland, [illegible]	Directors. Bardorf Buildings, Johannesburg. Secretary	1400.
J. Schlesinger	Merchant Bardorf Buildings Johannesburg.	400
H. Rogers	Director of Companies, Bardorf Buildings, Johannesburg.	100
		1900

Dated the 6th day of January 1913

Witness to the above Signatures:-

[signature]

Occupation: Secretary of Public Companies.

Address: Bardorf's Buildings Johannesburg

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

EXHIBITS

TO

FORM CB

RANDGOLD & EXPLORATION COMPANY LIMITED

(Exact name of registrant as specified in its charter)

VOLUME 3 OF 9

EXHIBIT INDEX

Exhibit number	Description
1	Circular to Randgold & Exploration Company Limited Shareholders, dated December 5, 2008.
2	Certificate of Incorporation of Randgold & Exploration Company Limited, dated September 29, 1992.
3	Articles of Association of Randgold & Exploration Company Limited, dated September 29, 1992.
4	Memorandum of Association of Corgroup (Neptune) Investments Limited, dated November 24, 1969.
5	Articles of Association of Corgroup (Neptune) Investments Limited, dated November 24, 1969.
6	Articles of Association of First Westgold Mining (Proprietary) Limited, dated May 25, 1993.
7	Memorandum and Articles of Association of First Westgold Mining (Proprietary) Limited, dated August 17, 1992, as amended May 3, 1993.
8	Special Resolution of First Westgold Mining (Proprietary) Limited, dated August 23, 1995.
9	Memorandum of Association of Free State Development and Investment Corporation Limited, dated February 11, 1944.
10	Articles of Association of Free State Development and Investment Corporation Limited, dated October 25, 2001.
11	Certificate of Incorporation and Articles and Memorandum of Association of Goldridge Mining Company (Proprietary) Limited, dated October 4, 1974.
12	Memorandum of Association of Seltrust Mining Ventures (Proprietary) Limited, dated February 8, 1944.
13	Certificate of Incorporation and Articles and Memorandum of Association of Seltrust Mining Ventures (Proprietary) Limited, dated October 29, 1985.
14	Certificate of Incorporation and Articles and Memorandum of Association of Minrico Limited, dated September 29, 1999.
15	Memorandum and Articles of Association of Pan-African Exploration Syndicate Limited, dated January 10, 1913.
16	Amended Articles of Association of Pan-African Exploration Syndicate Limited, dated September 8, 1983.
17	Memorandum of Association of Randgold Prospecting & Mineral Holdings Limited, dated November 4, 1992.
18	Articles of Association of Randgold Prospecting & Mineral Holdings Limited, dated October 30, 1992.
19	Articles of Association of Rand Mines Lands Limited, dated January 1, 2001.
20	Memorandum and Articles of Association of Ashbourne Investments (Proprietary) Limited, dated November 25, 1948, as amended June 8, 1964 by Special Resolution.
21	Special Resolution of Ashbourne Investments (Proprietary) Limited, changing corporate name to Southern Holdings Limited and amending the Articles and Memorandum of Association, dated October 24, 2000.
22	Memorandum of Association of Versatex Trading 446 (Proprietary) Limited, dated September 4, 2002.
23	Articles of Association of Versatex Trading 446 (Proprietary) Limited, dated September 4, 2002.
24	Memorandum of Association of Consolidated African Mines Limited, dated June 9, 1954.
25	Memorandum and Articles of Association of Continental Base Metal Mining Company (Proprietary) Limited, dated August 12, 1985.
26	Certificate to Commence Business, Certificate of Incorporations, and Memorandum of Association of Bentonite Nominees Limited, dated April 28, 1969.
27	Articles of Association of Doornrivier Minerals Limited, dated November 18, 1983.
28	Debenture Subscription Agreement, dated January 6, 2004, between JCI Limited, Umoya Holdings (Proprietary) Limited, Itsuseng Investments (Proprietary) Limited, Newline Investments 120 (Proprietary) Limited, Ikamva Investment Holdings (Proprietary) Limited, and Kovacs Investments 608 (Proprietary) Limited, as amended by agreement between JCI Limited,

Umoya Holdings (Proprietary) Limited, Itsuseng Investments (Proprietary) Limited, Newline Investments 120 (Proprietary) Limited, Ikamva Investment Holdings (Proprietary) Limited, and Kovacs Investments 608 (Proprietary) Limited, amended August 12, 2005.

29 Debenture Subscription Agreement, dated October 20, 2008, between JCI Limited, Kovacs Investments 608 (Proprietary) Limited, and Itsuseng Investments (Proprietary) Limited.

30 Shareholder Agreement, dated October 26, 2005, between the Trustees for the Time Being of the Dudley Trust, Bosch Trading Limited, Citation Holdings S.A., Kovacs Investments 608 (Proprietary) Limited, Rocketship Properties (Proprietary) Limited, the Trustees for the Time Being of the Harold Johnson Family Trust, and Boschendal Limited.

31 Sale of Shares Agreement, dated August 7, 2003, between Randgold & Exploration Company, Limited, Equitant Trading (Proprietary) Limited, and Phikoloso Mining (Proprietary) Limited.

32 Sale of Cue Incident Shares Agreement, dated May 31, 2005, between Consolidated Mining Management Services Limited and Mvelaphanda Holdings (Proprietary) Limited.

33 Sale of Shares Agreement, dated February 18, 2008, between Futuremed Pharmaceuticals (Proprietary) Limited, JCI Limited, and Bioclones (Proprietary) Limited.

34 Sale of Shares Agreement, dated April 10, 2008, between JCI Gold Limited and Mowana Investments (Proprietary) Limited.

35 Sale of Shares Agreement, dated October 21, 2008, between JCI Limited, Garry John Fromentin, Lyons Property Solutions (Proprietary) Limited, Lyons Corporate Real Estate (Proprietary) Limited, and Lyons Financial Solution Holdings (Proprietary) Limited.

36 Share Purchase Agreement, dated April 10, 2008, between Cytos Limited, Maitland Nominees Limited, and Maitland Services Limited.

37 Loan Agreement, dated June 4, 2008, between Nedbank Limited and Boschendal Limited.

38 Nomination Agreement, dated October 14, 2004, between JCI Limited and Consolidated Mining Management Services Limited.

39 Memorandum of Mediation Agreement, dated April 7, 2006, between Randgold & Exploration Company Limited and JCI Limited.

40 Memorandum of Agreement regarding Mediation, dated May 14, 2008, between Randgold & Exploration Company Limited, JCI Limited, SF Burger, HE Wainer, and C Nupen.

41 Asset Sale Agreement, dated June 2, 2008, between Rocketship Properties (Proprietary) Limited, IFA Boschendal Investments (Proprietary) Limited, Kovacs Investments 608 (Proprietary) Limited, and Citation Holdings S.A.

42 Memorandum of Agreement, dated July 26, 2007, between Gold Fields Limited, Western Areas Limited, Free State Development and Investment Corporation Limited, Goldridge Gold Mining Company (Proprietary) Limited, JCI Limited, JCI Gold Limited, JCI Investment Finance (Proprietary) Limited, Jubilee Prospectors Limited, Randgold & Exploration Limited, and Barnato Exploration Limited.

43 Employment Contract, dated August 17, 2005, between Randgold & Exploration Company and Peter Henry Grey.

44 Employment Contract, dated November 8, 2005, between Randgold & Exploration Company and Roger Patrick Pearcey.

45 Employment Contract, dated October 23, 2008, between Randgold & Exploration Company and Marais Steyn.

46 Final Report on Limited Investigation into the Trade, Dealings, Affairs, or Property of the Randgold & Exploration Company Limited, dated march 14, 2006.

47 Investigation of transactions performed by Consolidated Mining Management Services Limited and JCI Limited Volume I, dated November 14, 2006.

48 Investigation of transactions performed by Consolidated Mining Management Services Limited and JCI Limited Volume II, dated November 14, 2006.

49 Investigation of transactions performed by Consolidated Mining Management Services Limited and JCI Limited Volume III, dated November 14, 2006.

50 Forensic Investigation: First Interim Progress Report, dated October 25, 2005.

51 Forensic Investigation: Second Interim Progress Report, dated November 3, 2005.

52 Forensic Investigation: Third Interim Progress Report, dated November 15, 2005.

53 Forensic Investigation: Fourth Interim Progress Report, dated December 7, 2005.

54 Forensic Investigation: Fifth Interim Progress Report, dated January 26, 2006.

55	Forensic Investigation: Sixth Interim Progress Report, dated February 21, 2006.
56	Letter from KPMG to Securities Regulation Panel regarding Section 440D of the Companies Act, dated January 18, 2008.
57	Valuation Report of Residual Properties of Boschendal Limited, dated May 23, 2008.
58	Mineral Asset Valuation Report on the Du Preez Leger Project, dated November 7, 2008.
59	Environmental Management Plan associated with Mining Permit Application for Du Preez Leger Project, dated August 1, 2005.
60	Press Release by Randgold and JCI, dated February 28, 2007, titled "Statement by the Mediators."
61	Press Release by Randgold and JCI, dated March 5, 2007, titled "In the Mediation Between: Randgold & Exploration Company Limited and JCI Limited."
62	Press Release by Randgold and JCI, dated March 7, 2007, titled "Statement by the Mediators."
63	Press Release by Randgold and JCI, dated March 7, 2007, titled "Joint announcement to R&E and JCI shareholders relating to a statement by the mediators in the mediation between the companies; a postscript thereto and further renewal of cautionary announcement."
64	Press Release by Randgold and JCI, dated March 15, 2007, titled "Shareholder Update on the settlement and/or merger negotiations between R&E and JCI (collectively "the companies" or "both companies") and further renewal of cautionary announcement."
65	Press Release by Randgold and JCI, dated April 23, 2007, titled "Joint Announcement by R&E and JCI (Collectively "The Companies" or "Both Companies") A Proposal for the Merger of the Companies and Further Renewal of Cautionary Announcement."
66	Press Release by Randgold and JCI, dated June 11, 2007, titled "Joint Cautionary Announcement."
67	Press Release by Randgold and JCI, dated June 29, 2007, titled "Request for Submissions."
68	Press Release by Randgold and JCI, dated July 20, 2007, titled "Joint Announcement – Update on Application to SRP regarding Proposed Merger."
69	Press Release by Randgold and JCI, dated October 31, 2007, titled, "Results of General Meeting."
70	Press Release by JCI, dated December 13, 2007, titled "NAV as at 31 March 2007 – Auditors provide limited assurance."
71	Press Release by Randgold and JCI, dated April 4, 2008, titled "Update to Shareholders."
72	Press Release by Randgold and JCI, dated April 4, 2008, titled "Draft Merger Circulars Submitted."
73	Press Release by Randgold and JCI, dated July 18, 2008, titled "Proposed Settlement Agreement and Renewal of Cautionary Announcement."
74	Press Release by Randgold and JCI, dated July 22, 2008, titled "Proposed Settlement Agreement and Renewal of Cautionary Announcement."
75	Press Release by Randgold and JCI, dated July 24, 2008, titled "Update to Shareholders."
76	Press Release by Randgold and JCI, dated July 31, 2008, titled "Memorandum of Understanding between R&E and JCI."
77	Press Release by Randgold and JCI, dated August 19, 2008, titled "Shareholder Update on Settlement Negotiations."
78	Press Release by Randgold, dated August 26, 2008, titled "Update to shareholders and renewal of cautionary announcement R&E claims against JCI Limited ("JCI")."
79	Press Release by JCI, dated August 27, 2008, titled "Mediation Process with Randgold & Exploration Company Limited Further Cautionary Announcement."
80	Press Release by Randgold, dated October 14, 2008, titled "Further Cautionary Announcement."
81	Press Release by Randgold, dated October 31, 2008, titled "Further Renewal of Cautionary Announcement."
82	Press Release by Randgold, dated November 6, 2008, titled "R&E and JCI resume Merger Talks."

Exhibit 16

I, the undersigned in my capacity as chairman of
PAN AFRICAN EXPLORATION SYNDICATE (PROPRIETARY) LIMITED
hereby certify that this is a true copy of the
Articles of Association adopted by Special Resolution
passed at the General Meeting of members held on
8th September, 1983.

THE COMPANIES ACT, 1973

(As amended)

COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

of

PAN AFRICAN EXPLORATION SYNDICATE (PROPRIETARY) LIMITED

INDEX TO ARTICLES OF ASSOCIATION

of

PAN AFRICAN EXPLORATION SYNDICATE (PROPRIETARY) LIMITED

Management / ...

REPUBLIC OF SOUTH AFRICA

COMPANIES ACT. 1973
(As amended)

ARTICLES OF ASSOCIATION OF A COMPANY HAVING
A SHARE CAPITAL NOT ADOPTING SCHEDULE 1

(Section 60 (1) : regulation 18)

Registration No. of Company
4315

Name of Company : PAN AFRICAN EXPLORATION SYNDICATE (PROPRIETARY) LIMITED

("the Company")

TABLES / ...

TABLES "A" AND "B"

A. The Articles of Table "A" and Table "B" contained in Schedule 1 to the Companies Act, 1973, shall not apply to the Company.

B. The Articles of the Company are as follows :

INTERPRETATION

1. In the interpretation of these Articles and unless inconsistent with the context, words signifying the singular number shall include the plural and vice versa, and words importing persons shall include companies and corporations and words signifying the masculine gender shall include the feminine gender and words defined in the Statutes shall have the meaning there assigned to them unless the context otherwise indicates, and the following words and expressions shall have the following meanings unless excluded by the subject or context, namely :-

(a) "Act" means the Companies Act No. 61 of 1973, as amended from time to time;

(b) "agent" means an agent duly appointed under general or special power of attorney;

(c) "director" includes any person occupying the position of director or alternate director of a company, by whatever name he may be designated, or the directors acting as a board;

(d) "Gazette" means the Government Gazette of the Republic;

(e) "listed company" means a company any of whose shares are listed on The Johannesburg Stock Exchange;

(f) "member" means a registered holder of a share in the Company;

(g) "Memorandum" means the Memorandum of Association of the Company;

(h) "office" means the registered office for the time being of the Company;

(i) "representative" means a representative of a company or other body corporate appointed in terms of Section 188 of the Act;

(j) "Republic" means the Republic of South Africa as existing from time to time;

(k) "transfer office" means the office for the time being of the transfer secretaries or of the United Kingdom registrars and transfer agents;

(ℓ) /...

(l) "writing" means any writing however produced or communicated, including a telex or telegram, and appearing in any one or more forms of any kind, including manuscript, typescript, print, lithograph and photography;

(m) "year" means the Company's financial year and "month" means a calendar month;

(n) "shares" and "debentures" mean respectively the shares and debentures from time to time of the Company;

(o) the headings appearing herein are inserted for reference purposes only and shall not affect the interpretation of these Articles.

RESTRICTIONS

2. The directors shall have regard to the restrictions on the commencement of business imposed by the Act.

3. The Company is a private company and accordingly -

(a) the right to transfer its shares is restricted and the directors shall, subject to the provisions of article 35(d), have power to refuse the registration or transfer of any shares without giving reasons therefor;

(b) the number of members of the Company (exclusive of persons who are in the employment of the Company and of persons who having been formerly in the employment of the Company were while in such employment and have continued since the termination of such employment to be members of the Company) is limited to 50 (fifty);

(c) any invitation to the public to subscribe for any shares or debentures of the Company is prohibited; and

(d) the Company shall not have power to issue share warrants to bearer.

4. Where 2 (two) or more persons hold 1 (one) or more shares of the Company jointly they shall for the purposes of Article 3 be treated as a single member.

ALLOTMENT AND ISSUE OF CAPITAL

5. Shares may, subject to the provisions of the Act, be allotted and issued by the Company to such persons, at such times, on such terms and conditions and with such preferred, deferred or other rights and with such restrictions in regard to dividend, voting, return of share capital or otherwise as the Company in general meeting may determine.

6. / ...

6. The Company in general meeting may delegate to the directors, to such extent and on such conditions as the Company may, in its sole discretion, see fit, the power conferred on the Company in terms of article 5 to prescribe to whom, at what time or times, and on what terms and conditions any unissued shares, or certain specified unissued shares, may be allotted and issued. Such delegated power shall be subject to the restrictions contained in Sections 221 and 222 of the Act.

7. The Company may, before the issue of any new shares, determine that the same or any of them shall be offered in the first instance and either at par or at a premium or at a stated value in respect of shares having no par value, to all the members in proportion to the amount of the capital held by them, or make any other provision as to the allotment and issue of the new shares.

8. Except insofar as is otherwise provided by the conditions of issue or by these Articles, any capital raised by the creation of new shares shall be considered part of the original capital, and shall be subject to the provisions herein contained with reference to transfer and transmission and otherwise.

9. Nothing contained in these Articles shall preclude the directors from allowing the allotment of any shares to be renounced in favour of some other person.

10. Shares may be issued at par or at a premium or, subject to Section 81 of the Act, at a discount, or may be issued at a stated value in respect of shares having no par value..

11. No partly paid-up shares shall be allotted or issued except in terms of Section 92 of the Act.

12. Where the Company issues shares at a premium, whether for cash or otherwise, a sum equal to the aggregate amount or value of the premiums on those shares shall be transferred to an account to be called the Share Premium Account.

13. Subject to any restrictions contained in the Act, the Company may at any time pay a commission to any person in consideration for subscribing or agreeing to subscribe (whether absolutely or conditionally) for any shares in the Company or procuring or agreeing to procure any subscription (whether absolutely or conditionally) for any shares in the Company. Such commission shall not exceed 10% (ten per centum) of the issue price of such shares and may be paid or agreed to be paid out of capital or out of profit, whether current or carried forward or standing to reserve, or out of both capital and profit. Any such commission may be satisfied in whole or in part in fully paid-up shares in the Company, provided that no

such / ...

such commission, or any portion thereof, shall be paid in shares without the prior approval of the Company in general meeting.

14. Where shares are issued for the purpose of raising money to defray expenses incurred in the construction or provision of any works, buildings or plant, then, if such works, buildings or plant, as the case may be, cannot be made profitable for a lengthy period, interest may (subject to any restrictions contained in Section 79 of the Act), be paid at a rate to be determined by the Company, or by the directors. Such interest shall not exceed any maximum rate permitted in terms of Section 79 of the Act.

15. No shares shall be issued which are, or which at the option of any party are, liable to be redeemed, other than preference shares.

16. Where the Company issues, for cash, shares having no par value, the entire proceeds of the issue of the shares shall be transferred to the Stated Capital Account.

17. If shares having no par value are issued by the Company for a consideration other than cash, a sum equal to the value of the consideration as determined by the directors shall be transferred to the Stated Capital Account.

18. The Share Premium Account and the Stated Capital Account may be applied by the Company in writing off :

(a) the preliminary expenses of the Company;

(b) the expenses of, or the commission paid on, the creation or issue of any shares created or issued for cash or for a consideration other than cash.

19. No new capital may be issued in the form of stock but paid-up shares may be converted into stock in terms of article 22(j).

20. The rights, privileges and advantages enjoyed by any number of shares converted to stock shall accrue to the stock arising from such conversion and shall be enjoyed by the several stockholders in proportion to the quantities of stock respectively held by them. Notwithstanding the foregoing, at any meeting of the members of the Company and at any meeting of any class of members of the Company :

(a) on a show of hands, no stockholder shall be entitled to vote unless the stock held by him is proportionally equivalent to at least one of the shares from which such stock arises; and

(b) on a poll, each stockholder shall have the same number of votes as if such stock consisted of as many units of equivalent

number / ...

number and value as the number and par value of the shares so converted.

Save as aforesaid and subject to article 21, all the provisions contained in these Articles shall, as far as circumstances permit, apply to stock as well as to shares.

21. The several holders of any stock may transfer their respective interests therein, or any part of such interests, in such manner as the Company in general meeting shall direct, but in default of such directive then in the same manner and subject to the same regulations as and subject to which any paid-up shares may be transferred, or as near thereto as circumstances will permit. The directors may from time to time, if they think fit, fix the minimum amount of stock transferable.

ALTERATION OF CAPITAL

22. The Company may by special resolution :

(a) increase its authorised share capital by such sum divided into shares of such amount or by such number of shares of no par value as the resolution shall prescribe;

(b) increase its paid-up share capital constituted by shares of no par value by transferring reserves or profits to the Stated Capital Account, with or without an issue of shares, but no such shares shall be issued except to the extent authorised by the Memorandum;

(c) consolidate and divide all or any part of its shares having a par value into shares of a larger amount than its existing shares having a par value;

(d) increase the number of its issued no par value shares without an increase of its stated capital;

(e) sub-divide all or any part of its shares having a par value into shares of smaller amount than its existing shares having a par value;

(f) convert all of its ordinary or preference share capital consisting of shares having a par value into stated capital constituted by shares of no par value; provided that there shall be transferred to the Stated Capital Account :

(i) the whole of such ordinary or preference share capital, as the case may be; and

(ii) the whole of the share premium account or that part thereof attributable to the shares so converted;

(g) / ...

(g) convert its stated capital constituted by ordinary or preference shares of no par value into share capital consisting of shares having a par value; provided that there shall be transferred to the Share Capital Account or accounts of the Company the whole of the Stated Capital Account or that part thereof attributable to the shares so converted; fractions, fractional surpluses or amounts arising in respect of the nominal share capital or the Stated Share Capital may be rounded off but material reductions shall be placed to a non-distributable reserve;

(h) vary the rights attached to any shares whether issued or not yet issued;

(i) convert any of its issued or unissued shares into shares of another class;

(j) convert any of its paid-up shares into stock, and reconvert any stock into any number of paid-up shares of any denomination; or

(k) convert any of its issued shares into preference shares which can be redeemed, subject to the provisions of Section 99 of the Act.

23. If at any time the issued share capital is divided into different classes of shares, the rights attached to any class, unless otherwise provided by the terms of issue of that class, may not be varied except with the consent in writing of the holders of not less than ahree-fourths of the issued shares of that class or with the sanction of a resolution passed at a separate general meeting of the holders of shares of that class, and the provisions of Section 199 of the Act and the provisions of these Articles shall mutatis mutandis apply to the said resolution and meeting as if the resolution were a special resolution and the meeting were a general meeting of the Company. Notwithstanding the foregoing, the quorum of such a meeting shall be at least 2 (two) members, or 75% (seventy-five per centum) of the members of that class, whichever is the lesser, present in person or by their representatives, agents or proxies, holding at least one half of the issued shares of that class. A share shall be a share of a different class from another share if the two shares do not rank pari passu in every respect.

REDUCTION OF CAPITAL

24. The Company may from time to time, by special resolution, reduce the share capital authorised by its Memorandum, or reduce its issued share capital, including, without limitation, any stated capital, capital redemption reserve fund and share premium account, in any way authorised by law.

25. / ...

25. In particular, and without prejudice to the generality of the power in article 24, the Company may by special resolution :-

(a) cancel shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person, and diminish the amount of the authorised or issued share capital by the amount of the shares so cancelled;

(b) with or without extinguishing or reducing the liability on any of its shares :

(i) cancel any issued share capital which is lost, or unrepresented by available assets; or

(ii) pay off any issued share capital which is in excess of the requirements of the Company; or

(c) redeem any redeemable preference shares of the Company.

MEMBERSHIP

TITLE TO SHARES

26. The registered holder or holders of any shares shall, during his or their respective lifetimes and while not subject to any legal incapacity, be the only person or persons recognised by the Company as having any right to or in respect of such shares and, in particular, the Company shall not be bound to recognise :

(a) that the registered holder or holders hold such shares upon trust for, or as the nominees of, any other person; or

(b) that any person, other than the registered holder or holders, holds any contingent, future or partial interest in such shares or any interest in any fractional part of any of such shares.

27. Where any share is registered in the names of two or more persons they shall be deemed to be joint holders. Accordingly where any member dies, the survivor or survivors, where the deceased was a joint holder, and the executor of the deceased, where the deceased was the sole holder, shall be the only persons recognised by the Company as having any right to the interest of the deceased in any shares of the Company.

28. The Company may enter in the register as a member, nomine officii, of the Company, the name of any person who submits proof of his appointment as the executor, administrator, trustee, curator or guardian in respect of the estate of a deceased member of the Company or of a member whose estate has been sequestrated or of a member who is otherwise under disability or as the liquidator of

any / ...

any body corporate in the course of being wound up which is a member of the Company, and any person whose name has been so entered in the register shall be deemed to be a member of the Company.

29. A person producing evidence of his entitlement to any shares in terms of article 28 shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the shares, except that he shall not, before being registered as a member in respect of such shares, be entitled to vote in respect of such shares at any general meeting, or at any meeting of the holders of that class of shares to which such shares belong, except in terms of the provisions of article 63 (a) and (b).

SHARE CERTIFICATES

30. Every person whose name is entered in the register of members as the holder of shares of any class and every person who transfers a part of his holding of shares of any class shall be entitled to receive within two (2) months after allotment or lodgment for transfer one (1) certificate for all, or for the balance of, his shares of that class, as the case may be. The Company may, at its discretion, adopt the certification procedure provided for in Section 136 of the Act. A certificate for any shares registered in the names of two or more persons shall be delivered to the person first named in the register as a holder thereof, and such delivery shall satisfy the entitlement of all joint holders of such shares to share certificates in pursuance of this Article. If a share certificate is defaced, lost or destroyed, it may be renewed on payment of such fee, if any, not exceeding R2,00 (two Rand) and on such terms, if any, as to evidence and indemnity as the directors may think fit.

31. Certificates of title to shares, options on shares, or other documents of title shall be issued under the authority of the directors, or under the authority of any local committee duly authorised by resolution of the directors, in such manner and form as the directors shall, subject to articles 32, 33 and 34, from time to time prescribe.

32. Every certificate of title to shares or options on shares shall specify the number and type of shares in respect of which they are issued.

33. If any shares are numbered, all such shares shall be numbered in numerical progression beginning with the number one and each share certificate shall specify the numbers of the shares in respect of which it is issued. If any shares do not have distinguishing numbers, each certificate in respect of such shares shall be numbered in numerical progression and shall be distinguished by its appropriate number.

34. / ...

34. Every certificate of title to shares or to options on shares shall bear the signature of 2 (two) directors or 1 (one) director and an officer of the Company authorised by the directors. The directors may by resolution determine either generally or in any particular case that their signatures and those of any officer may be affixed by mechanical means. Save as aforesaid, all signatures referred to in this article shall be autographic.

TRANSFER OF SHARES

RESTRICTIONS ON TRANSFER

35. (a) A member which is a company may (subject as hereinafter provided) at any time transfer all or any of the shares for the time being held by it to any company (hereinafter called "the Transferee Company") which is either its holding company or its subsidiary or a subsidiary of its holding company; provided that if the Transferee Company ceases to be such a holding or subsidiary company or subsidiary of the member's holding company the Transferee Company shall forthwith be deemed to have served a Transfer Notice (as hereinafter defined) in respect of all such shares.

(b) Any member may with the unanimous consent of the directors transfer any shares of which he is the registered holder to any person, whether a member or not, on such terms as he may think fit.

(c) Except in the case of a transfer pursuant to the preceding provisions of this article none of the shares of the Company shall be transferred except in accordance with the following provisions :

(i) every holder of shares in the Company who wishes to transfer his shares or any of them (hereinafter referred to as "the Transferor") shall notify the directors of the Company in writing of his wish so to do; such notification ("the Transfer Notice") shall constitute the directors his agents for the sale of such shares ("the Sale Shares") at the fair value (as hereinafter defined) and (save as hereafter provided) shall not be withdrawn;

(ii) for the purposes of this article the fair value shall be such price as may be agreed between the Transferor and the directors or, in default of agreement, as the Auditors of the Company (acting as experts and not as arbitrators) shall certify to be in their opinion the fair value of the Sale Shares having regard to the fair value of the business of the Company as a going concern and as between a willing vendor and a willing purchaser, but without taking into account (if that be so) that the Sale Shares constitute either a minority or a majority interest; the fees and expenses of the Auditors in connection with such

certificate / ...

certificate shall be borne as to half by the Transferor and as to the remaining half amongst the purchasers (if any) of the Sale Shares in proportion to the numbers of Sale Shares to be purchased by them respectively, or, if there are no such purchasers or if the Transferor gives a counter-notice pursuant to subparagraph (c)(v) of this article, such remaining half shall also be borne by the Transferor;

(iii) in the event of the fair value determined as aforesaid not being acceptable to the Transferor he may (save in the case where a Transfer Notice shall have been deemed to have been served pursuant to paragraph (a) of this article or shall have been served or deemed to have been served pursuant to paragraph (e) of this article) give notice in writing to the directors within 14 (fourteen) days of the issue of the certificate as aforesaid and thereupon the Transfer Notice shall be deemed to be withdrawn; if the Transferor gives notice hereunder he shall bear the whole of the fees and expenses of any such certificate as aforesaid;

(iv) forthwith upon the fair value being so agreed as aforesaid, or if (the price having been certified as aforesaid) the Transferor has not within a period of 14 (fourteen) days given a notice withdrawing the Transfer Notice pursuant to sub-paragraph (c)(iii) of this article, the directors shall forthwith offer the Sale Shares giving details of the number and price (being the fair value ascertained as aforesaid) of the Sale Shares on offer to all the then holders (other than the Transferor in each case) of shares of the same class as the shares on offer, pro rata as nearly as may be in proportion to the existing numbers of such shares held by them respectively and so that for the purposes of this sub-paragraph any shares held by any person by way of security only shall be deemed to be held by the person or persons for the time being beneficially entitled to those shares; the directors shall invite each such holder to state in writing within 21 (twenty-one) days from the date of the notice whether he is willing to purchase any of the Sale Shares so offered to him and if so, the maximum number thereof; if any of the shares so offered shall not be taken up by such holders the directors shall offer the same to the holders of shares of the other classes pro rata as aforesaid and if any such shares shall not be taken up within 21 (twenty-one) days of such offer by any of such holders or if there are no other classes of shares the directors may offer the same at the fair value to any person they consider it desirable to admit to membership;

(v) if the directors shall pursuant to the provisions of sub-paragraph (c)(iv) of this article find a person or persons willing to purchase all or any of the Sale Shares pursuant to the foregoing provisions of this article, or if they shall have been unable within 6 (six) months from

the / ...

the date on which the fair value shall have been agreed or certified as aforesaid to find any such person or persons willing to purchase the same, they shall give notice thereof to the Transferor. If the directors shall have found a person or persons willing to purchase some but not all of the Sale Shares, the Transferor may (save in the case where a Transfer Notice shall have been deemed to have been served pursuant to paragraph (a) of this article or shall have been served or deemed to have been served pursuant to paragraph (e) of this article) within 21 (twenty-one) days of the receipt of such notice from the directors give a counter-notice in writing to the directors, withdrawing the Transfer Notice, but if the directors shall have found a person or persons willing to purchase all the Sale Shares, or if no such counter-notice shall have been given by the Transferor within the aforesaid period, the Transferor shall be bound, upon receipt of the fair value, to transfer the Sale Shares (or such of the same for which the directors shall have found a purchaser or purchasers) to such purchaser or purchasers;

(vi) if the Transferor fails or refuses to so transfer the Sale Shares as aforesaid the directors shall, if so required by the person or persons willing to purchase such shares under the foregoing provisions, receive and give a good discharge for the purchase money on behalf of the Transferor and shall authorise some person to execute transfers of the Sale Shares in favour of the purchasers and shall enter the names of the purchasers in the Register of Members as the holders of such of the Sale Shares on offer as shall have been transferred to them as aforesaid;

(vii) if the directors shall pursuant to sub-paragraph (c)(iv) of this article find a purchaser or purchasers for some only of the Sale Shares, and the Transferor shall not have withdrawn the Transfer Notice pursuant to subparagraph (c)(v) of this article or if the directors shall not have found a purchaser for any of the Sale Shares, the Transferor shall be at liberty at any time within 6 (six) months after the expiry of the notice given by the directors to the Transferor pursuant to sub-paragraph (c)(v) of this article (subject to there being obtained all consents required by any applicable law, order or regulation) to sell and transfer to any person and in such manner as the directors may approve and at any price not being less than the fair value, all or any of the Sale Shares not so sold as aforesaid.

(d) The directors shall register any transfer made pursuant to or permitted by this article.

(e) For the purpose of ensuring that a transfer of shares is duly authorised hereunder, or that no circumstances have arisen whereby a Transfer Notice is deemed to have been served hereunder, the directors may require any member or the legal

representatives / ...

representatives of a deceased member or the liquidator of any corporate member or any person named as transferee in any transfer lodged for registration to furnish to the Company such information and evidence as the directors may think fit regarding any matter they deem relevant to such purpose. Failing such information or evidence being furnished to the satisfaction of the directors within a reasonable time after such request, the directors shall be entitled to refuse to register the transfer in question or, if no transfer is in question, to require by notice in writing that a Transfer Notice be served in respect of the shares concerned. Likewise, if any such information or evidence discloses that a Transfer Notice ought to be served in respect of any shares, the directors may require, by notice in writing, that a Transfer Notice be served in respect of the shares concerned. If the directors do require that a Transfer Notice be served, and the Notice is not duly served within 1 (one) month from the date on which it is so required to be served, such Notice shall be deemed to have been served at the expiration of the said period and the provisions of these Articles shall take effect accordingly.

INSTRUMENTS OF TRANSFER

36. Subject to such of the restrictions as may be applicable, any member may transfer all or any of his shares by instrument in writing in any usual or common form or any other form which the directors may approve.

37. Every such instrument shall be executed by the Transferor, or if the directors determine, by the Transferor and the Transferee, and the transferor shall be deemed to remain the holder of the share until the name of the Transferee is entered in the register of members in respect thereof.

38. Every power of attorney given by a member authorising the transfer of shares, shall, when lodged, produced or exhibited to the Company or any of its officers, be deemed as between the Company and the grantor of the power to continue and remain in full force and effect, and the Company may allow that power to be acted upon until such time as express notice in writing of its revocation has been lodged at the transfer office. Notwithstanding receipt of such notice of revocation the Company shall be entitled to give effect to any instrument of transfer which is certified by an official of the Company to have been received by the Company prior to the receipt of such revocation provided that such instrument would, but for such revocation, have been validly and regularly executed. The Company shall not be bound to allow the exercise of any act or matter by an agent for a member unless a duly certified copy of that agent's authority be produced and lodged with the Company.

39. / ...

39. Every instrument of transfer shall be left at the transfer office accompanied by a certificate of the shares to be transferred unless such instrument of transfer has been certified in terms of Section 136 of the Act. The directors may dispense with the production of the certificate on good cause being shown. The directors may decline to recognise any instrument of transfer unless :

(a) the instrument of transfer is accompanied by the share certificate to which it relates (or is certified in terms of Section 136 of the Act) and such other evidence as the directors may reasonably require to show the right of the Transferor to make the transfer; and

(b) the share transfer duty thereon has been paid.

All instruments of transfer which shall be registered shall be retained by the Company, but any instrument of transfer which the directors may decline to register shall, except in the case of fraud, be returned, on demand, to the person depositing the same.

GENERAL MEETINGS

CONSTITUTION

40. The directors may at any time convene general meetings of the Company. The directors shall convene a general meeting upon the requisition of members in terms of Section 181 of the Act. The members empowered by Section 180 of the Act may convene a general meeting in terms of that section.

41. (a) The Company shall hold its first annual general meeting within 18 (eighteen) months after the date of its incorporation and thereafter it shall hold an annual general meeting in respect of each financial year; provided that not more than 15 (fifteen) months shall elapse between the date of one annual general meeting and that of the next, and that an annual general meeting shall be held within 6 (six) months after the expiration of each financial year of the Company. Other general meetings of the Company may be held at any time.

(b) Notwithstanding the provisions of article 41(a) the Company shall not be required to hold an annual general meeting if all the members entitled to attend and vote at an annual general meeting sign a resolution in accordance with the provisions of Section 179 of the Act before the expiration of the time limits referred to in article 41(a).

42. An annual general meeting or any other general meeting shall be held at such time and place as the directors shall appoint unless the meeting is convened under Sections 179, 181, 182 or 183 of the Act, in which case such meeting shall be held at such time and

place / ...

place, and subject to such conditions, as may be determined in pursuance of such sections.

43. An annual general meeting and a meeting called for the passing of a special resolution shall be called by not less than 21 (twenty-one) clear days' notice in writing and any other general meeting shall be called by not less than 14 (fourteen) clear days' notice in writing, so that the notice period shall not include the day on which it is served, or deemed to be served, or the date on which the meeting is to be held. A meeting may be called by shorter notice and shall be deemed to have been duly called if it is so agreed by a majority in number of the members having a right to attend and vote at the meeting, being a majority holding not less than 95% (ninety-five per centum) of the total voting rights of all members.

44. Notwithstanding the provisions of article 43 no resolution requiring special notice shall be effective unless notice of the intention to move such resolution has been given to the Company not less than 28 (twenty-eight) days before the meeting at which it is to be moved, and unless notice of the resolution is given by the Company to the members in accordance with the provisions of Section 186 of the Act. Notwithstanding the foregoing, if notice of an intention to move a special resolution is given to the Company before the Company issues notice to its members calling a general meeting, then such notice of intention to move such resolution shall be deemed to be validly given even if the meeting is called for a day 28 (twenty-eight) days or less after such notice of intention to move such resolution is given to the Company.

45. Any notice calling a general meeting which is given by the Company to its members shall specify the place, the day and the time of the meeting and shall be given in the manner hereinafter specified or in such other manner, if any, as may be determined by the directors or by the Company in general meeting. Such notice shall comply with the provisions of Section 189 of the Act. If the Company maintains a branch register, then notice of the meeting may, in the case of members whose names are entered on the branch register, be given from the transfer office where such branch register is kept.

46. The Company shall, on the requisition in writing of such number of members as is specified in the Act, and unless the Company otherwise resolves, at the expense of the requisitioners, give to members entitled to receive notice of any annual general meeting notice of any resolution which is to be moved at that meeting and circulate to such members any statement prepared by the requisitioners relating to the matter referred to in the proposed resolution or to the business to be dealt with at that meeting, provided that such notice does not exceed one thousand words.

QUORUM / ...

QUORUM

47. Subject to the provisions of article 50 no business shall be transacted at any general meeting unless a quorum of members is present at the time when the meeting proceeds to business. Two (2) members present personally or by representative and entitled to vote shall be a quorum, provided that :

(a) if the Company is a subsidiary (but not a wholly-owned subsidiary) of a listed company then the quorum shall be the representative of its holding company together with 1 (one) other member present personally or by representative;

(b) if the Company is a wholly-owned subsidiary of any company then the quorum shall be the representative of its holding company;

(c) if the Company (not being a wholly-owned subsidiary of any company) has one member, then the quorum shall be such member present in person or by proxy.

A company or other body corporate present at a meeting by its duly appointed representative shall be deemed to be personally present at the meeting and such representative shall enjoy all the powers conferred upon a representative under the provisions of Section 188 of the Act.

CHAIRMAN

48. The chairman, if any, or in his absence the deputy chairman, if any, of the Board of directors shall preside as chairman of every general meeting of the Company.

49. If there is no such chairman, or if at any meeting he is not present within 15 (fifteen) minutes after the time appointed for holding the meeting, or if he is unwilling to act as chairman, the members present in person or by representative or agent or proxy shall choose another director as chairman, and if no such director be present, or if all the directors present decline to take the chair, then the members present in person or by representative, agent or proxy shall choose one of their number to be chairman.

ADJOURNMENT

50. If within one-half hour after the time appointed for any meeting a quorum is not present, the meeting, if convened upon the requisition of members, shall be dissolved, and in any other case it shall stand adjourned to a date to be determined by the directors (which date shall not be earlier than 7 (seven) days and not later than 21 (twenty-one) days after the date of the meeting) at the same time

and / ...

and place (or if such place be not available at such other place as the directors may appoint). If at such adjourned meeting a quorum is not present within one-half hour after the time appointed for the meeting, the members present in person or by representative, agent or proxy shall be a quorum, unless the Company is a subsidiary of a listed company, in which case the meeting shall be dissolved.

51. The chairman may, with the approval of any meeting at which a quorum is present (at the time of approval) and shall if so directed by the meeting, at any time and from time to time adjourn the meeting to a date, time and place specified by the meeting or in default of such specification to be determined by the directors.

52. No business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting which was adjourned.

BUSINESS

53. The annual general meeting shall deal with and dispose of all matters prescribed by the Act and by these Articles. These shall include inter alia : the consideration of the annual financial statements and report of the auditors; the election of directors; the appointment of auditors; and any business arising from the annual financial statements which are laid before the meeting, and subject to the provisions of the Act any matters capable of being dealt with by any general meeting of the Company.

54. All business to be laid before a general meeting other than an annual general meeting shall be specified in the notice convening such meeting.

55. Notwithstanding the provisions of articles 53 and 54 no business shall be transacted at any meeting of the Company unless notice of the meeting is given, where applicable, in terms of articles 43 and 44.

RESOLUTIONS

56. At any general meeting a resolution put to the vote of the members shall, except in the case of a special resolution, be decided by a majority of votes.

57. In the case of an equality of votes, the chairman of the meeting shall, either on a show of hands or on a poll, be entitled to a casting vote in addition to the vote or votes to which he may be entitled as a member.

58. / ...

58. Every resolution shall, unless a poll is demanded in terms of article 59, be decided on a show of hands. A declaration by the chairman that a resolution has on a show of hands been carried, or carried unanimously or by a particular majority, or rejected, and an entry to that effect in the book containing the minutes of the proceedings of the Company shall be conclusive evidence of this fact, without proof of the number or proportion of the votes recorded in favour of or against such resolution.

59. A poll may be demanded on any question, save the election of the chairman, by :

(a) the chairman; or

(b) not less than 5 (five) members having the right to vote at the meeting; or

(c) a member or members representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) a member or members entitled to vote at the meeting and holding in aggregate not less than one-tenth of the issued share capital of the Company;

and such demand may be made either before or immediately after the result of a show of hands is declared.

60. The demand for a poll may be withdrawn by the persons making it at any time prior to the commencement of the ballot.

61. If a poll is duly demanded it shall be taken in such manner as the chairman shall decide and either at once, or, if the chairman shall think fit, after an interval or adjournment or otherwise, provided that a poll on the question of an adjournment shall be taken at the meeting, without adjournment. No notice need be given of a poll not taken immediately. The demand for a poll shall not prevent the continuation of the meeting for the transaction of any business other than the question upon which the poll is demanded.

62. Notwithstanding any postponement of the taking of the poll the result of the poll shall be deemed to be the resolution of the meeting at which the poll is demanded, and shall be subject to Section 203(2) of the Act.

ENTITLEMENT TO VOTE

63. Subject to any special provisions governing preference shares, and to the provisions of the Act, every member or the representative, proxy or agent of such member, as the case may be, shall on a show

of / ...

of hands have one vote and upon a poll shall have one vote for every share held by such member, provided that :

(a) no person shall be entitled to exercise more than one vote on a show of hands;

(b) the vote of a minor, or of a woman married subject to the marital power, or of a member for whom a curator bonis has been appointed, shall not be accepted and the vote of the guardian or husband or curator bonis of such member, as the case may be, shall, for the purposes of this Article, be deemed to be the vote of such member provided that 48 (forty-eight) hours (excluding Saturdays, Sundays and public holidays) at least before the meeting at which such guardian, husband or curator bonis proposes to vote he shall satisfy the directors that he is such guardian, husband or curator bonis or that the directors have previously admitted his right to vote in respect of the share or shares in question;

(c) the vote of any person having title to a share on the death or insolvency of any member shall be deemed to be the vote of such member provided that 48 (forty-eight) hours (excluding Saturdays, Sundays and public holidays) at least before the time of holding the meeting at which such person proposes to vote he shall satisfy the directors that he is so entitled or that the directors have previously admitted his right to vote in respect of the share or shares in question;

(d) where a share is held jointly by 2 (two) or more members any one of such persons may vote in person or by representative, proxy or agent as if such person were solely entitled to such share, but if more than 1 (one) of the joint holders be present in person or by representative, proxy or agent, that one of the said persons whose name stands first in the register in respect of such share or the representative, proxy or agent of such person, as the case may be, shall alone be entitled to vote in respect of such share; and where there are several executors or administrators of a deceased member who are entitled to vote in terms of paragraph (c) of this Article, then such executors and administrators shall for the purpose of this Article be deemed to be joint holders of the share of the deceased.

64. On a poll a member entitled to more than one vote, or the representative, proxy or agent of such member, as the case may be, need not, if he votes, use all the votes of such member or cast all the votes which he uses in the same way.

REPRESENTATION, PROXIES AND POWERS OF ATTORNEY

65. Any company which is a member may by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any general meeting of the Company or

adjournment / ...

adjournment thereof, and the person so authorised shall be entitled to exercise the same powers on behalf of the company which he represents as that company could exercise if it were an individual member. A company so represented at any meeting of the Company or adjournment thereof shall be deemed to be a member personally present at such meeting or adjournment. The directors may but shall not be obliged to require proof to their satisfaction of the authority of any person signing on behalf of such company.

66. The holder of a general or special power of attorney given by a member, whether the holder is a member or not, shall be entitled to attend meetings of the Company or of any class of members of the Company and to vote at such meetings if so authorised by such power of attorney.

67. Any member may appoint a proxy, who need not be a member, to attend, speak and, subject to the provisions of Section 197 of the Act, to vote in his place on a show of hands and on a poll at any general meeting or at any meeting of any class of members. The instrument appointing a proxy to vote at a meeting of the Company shall be deemed also to confer authority to demand or join in demanding a poll, and, for the purposes of Section 198 of the Act, a demand by a person as proxy for a member shall be the same as a demand by the member.

68. The instrument appointing a proxy shall be in writing under the hand of the appointer or of his agent, or if the appointer is a body corporate, under the hand of an officer or agent authorised by the body corporate. The proxy need not be a member of the Company.

69. The instrument appointing a proxy shall be in the following form or as near thereto as circumstances permit or in such other form as the directors may approve :

"I, ______________________________ of
______________________________ being a
member of the ______________________ (Proprietary)
Limited, hereby appoint ______________________ of
______________________________ or failing him
______________________________ of
______________________________ or failing him
the chairman of the meeting as my proxy to attend and speak and vote on a show of hands or on a poll for me and on my behalf at the annual general meeting or general meeting (as the case may be) of the Company to be held on the __________ day of __________ and at any adjournment thereof, as follows :

In / ...

	In favour of	Against	Abstain
Resolution	....	....	....
Resolution	....	....	....
Resolution	....	....	....

(Indicate instruction to proxy by way of a cross in the relevant space provided above).

(A member entitled to attend and vote at a meeting shall be entitled to appoint a proxy to attend, speak and vote in his stead. A proxy need not be a member of the Company.)

Unless otherwise instructed, my proxy may vote as he thinks fit.

SIGNED this .... day of ....19...

Signature "

70. The directors may at the expense of the Company send by post or otherwise to the members forms of proxy in terms of article 69, with or without stamped envelopes to facilitate the return of such forms, for use at any general meeting or any meeting of any class of members of the Company. If for the purpose of any meeting forms of proxy are issued at the expense of the Company, such forms shall be issued to all, and not to some only, of the members entitled to receive notice of, and to vote at, such meeting.

71. The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed, and any power of attorney entitling an agent to vote on behalf of a member in pursuance of article 66 or, in lieu of any such power or authority, a notarially certified copy, shall be deposited at the transfer office of the Company not later than 48 (forty-eight) hours (excluding Saturdays, Sundays and public holidays) before the meeting at which the person empowered proposes to vote, and no effect shall be given to any instrument of proxy or power of attorney unless such instrument or power is deposited in the manner required by this Article.

72. No instrument appointing a proxy shall be valid after the end of a period of 6 (six) months commencing on the date on which it is signed unless otherwise expressly stated in the proxy, and no proxy form shall be used at an adjourned meeting which could not have been used at the original meeting. If a proxy form is received duly signed but with no indication as to how the person named therein should vote on any issue, the proxy may vote or abstain from voting as he sees fit.

73. A vote given in terms of an instrument of proxy shall be valid in relation to any meeting of the Company or any meeting of any class

of members of the Company notwithstanding the previous death of the person granting it, or the revocation of the proxy, or the transfer of the shares in respect of which the vote is given, unless an intimation in writing of such death, revocation or transfer is received at the transfer office of the Company 48 (forty-eight) hours (excluding Saturdays, Sundays and public holidays) before the commencement of the meeting.

DIRECTORS

NUMBER

74. Unless otherwise determined by the Company in general meeting the number of directors shall be not less than 1 (one) nor more than 20 (twenty).

APPOINTMENT

75. The first directors of the Company shall be those persons appointed in writing by the subscribers to the Memorandum; provided that if no such appointment has been made, the first directors of the Company shall be the subscribers to the Memorandum. In the case of an existing company adopting these Articles, the directors in office at the date of such adoption shall continue in office subject to the provisions of these Articles.

76. The Company in general meeting may from time to time appoint directors and unless the Company in general meeting otherwise decides, each of the directors shall continue as a director until he resigns or otherwise ceases to be a director.

77. The directors shall have power at any time to appoint any eligible person as a director, either to fill a casual vacancy, or as an addition to the Board, but the total number of the directors shall not at any time exceed the maximum number fixed. Any directors so appointed shall hold office only until the next following annual general meeting of the Company and shall then be eligible for election.

QUALIFICATION

78. Directors shall not be required to hold any shares in the Company to qualify them for appointment as directors.

MANAGEMENT / ...

MANAGEMENT OF THE COMPANY

79. The business of the Company shall be managed by the directors who may pay all expenses incurred in promoting and incorporating the Company, and may exercise all such powers of the Company as are not by the Act, or by these Articles, required to be exercised by the Company in general meeting. The directors shall exercise the said powers in accordance with these Articles and in accordance with such regulations, not inconsistent with these Articles, as may be prescribed by the Company in general meeting. This article shall be construed liberally and the powers herein conferred shall not be limited by reference to any power specifically conferred upon the directors in terms of any other of these Articles.

POWERS

80. The directors shall have power to enter into a provisional contract for the sale or alienation of the whole or the major part of the property and assets of the Company and the rights belonging thereto or connected therewith, provided that such provisional contract shall only become binding on the Company if such contract is ratified and confirmed by a resolution passed by the Company in general meeting in accordance with Section 228 of the Act.

81. The directors may exercise the voting power conferred by any shares in any other company held or owned by the Company in such manner as they think fit, and in particular may exercise such voting power in favour of any resolution appointing them or any of them as directors or officers of such company or any resolution providing for the payment of remuneration to such directors or officers.

REMUNERATION

82. The directors shall be entitled to such remuneration as may be determined from time to time by the Company in general meeting or by a quorum of disinterested directors. In addition, the directors shall be entitled to all reasonable expenses in travelling to and from meetings of the directors.

83. If any director be called upon to perform extra services or to make any special exertions in going or residing abroad, or otherwise, for any of the purposes of the Company, the Company in general meeting or a quorum of disinterested directors may determine the remuneration to be paid to any such director for such extra services or special exertions. Such remuneration may be so determined by way of a salary or a fixed sum or a percentage of profits or otherwise and such remuneration may be either in addition to, or in substitution for any other remuneration determined under article 82. The Company may also refund to such director all reasonable

expenses / ...

expenses incurred by him while acting in the course of the business of the Company.

DISCLOSURE OF INTERESTS

84. Every director shall comply with the provisions of Sections 234 to 240, inclusive, of the Act.

85. (a) Save as is set out in sub-paragraph (d), a director shall not vote in respect of any contract or arrangement in which he is interested (and if he shall do so his vote shall not be counted) nor shall he be counted for the purpose of any resolution regarding the same, in the quorum present at the meeting, but this shall not apply to any of the following matters :

(i) Any arrangement for giving to him any security or indemnity in respect of money lent by him or obligation undertaken by him for the benefit of the Company.

(ii) Any arrangement for the giving by the Company of any security to a third party in respect of a debt or obligation of the Company for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the deposit of a security.

(iii) Any contract by him to subscribe for or underwrite shares or debentures of the Company.

(iv) Any contract or arrangement with any other company in which he is interested as an officer or creditor of or as a registered or beneficial shareholder of that company.

(v) Any such scheme or fund as is referred to in article 137, which relates both to directors and to employees or a class of employees and does not accord to any director as such any privilege or advantage not generally accorded to the employees to which such scheme or fund relates.

(vi) Any contracts, transactions or dealings of any nature whatsoever between the Company and any other company -

(a) which is its subsidiary; or

(b) in which it is a shareholder or is otherwise interested; or

(c) which is its holding company; or

(d) which is a subsidiary of its holding company; or

(e) in which its holding company is a shareholder or is otherwise interested.

(b) / ...

(b) The provisions of this article may at any time be suspended or relaxed to any extent and either generally or in respect of any particular contract, arrangement or transaction and any particular contract, arrangement or transaction carried out in contravention of this article may be ratified by the Company in general meeting.

(c) A director, notwithstanding his interest may be counted in the quorum present at any meeting whereat he or any other director is appointed to hold any office or place of profit under the Company or whereat the directors resolve to exercise any of the rights of the Company (whether by the exercise of voting rights or otherwise) to appoint or concur in the appointment of a director to hold any office or place of profit under any other company or whereat the terms of any such appointment as hereinbefore mentioned are considered or varied, and he may vote on any such matter other than in respect of his own appointment or the arrangement or variation of the terms thereof.

86. Nothing contained in article 85 shall be taken or construed to prevent or debar any director as a member of the Company from taking part in or voting upon any question submitted to a general meeting, whether that director be personally interested or concerned in that question or not.

VACATION OF OFFICE

87. The office of director shall, notwithstanding the provisions of any agreement between the Company and the director, be vacated, ipso facto, if the director :

(a) ceases to be a director or becomes prohibited from becoming a director by virtue of any provision of the Act; or

(b) resigns his office by notice in writing to the Company; or

(c) is removed by ordinary resolution of the Company of which special notice has been given, provided that the other formalities prescribed by Section 220 of the Act are complied with; or

(d) is removed by resolution in writing signed by all his co-directors; or

(e) is absent for more than 6 (six) months without permission of the directors from meetings of directors held during that period, is not represented at any of the said meetings by an alternate director and is removed by resolution in writing signed by a majority of his co-directors; or

(f) becomes insane; or

(g) / ...

(g) becomes insolvent or compounds with his creditors or is sequestrated, whether provisionally or finally.

88. Nothing contained in article 87 shall prejudice any claim for damages arising from a breach of any agreement of service entered into between the Company and a director.

ALTERNATE DIRECTORS

89. Each director shall have the power to nominate any person, whether a member of the Company or not, to act as alternate director in his place during his absence or inability to act as such director, provided that the appointment of such alternate director shall be approved by the directors.

90. An alternate director, while acting in the place of the director who appointed him, shall exercise and discharge all the powers, duties and functions of the director he represents.

91. Unless the Company so resolves in general meeting, an alternate director shall not be entitled to any remuneration or to receive reimbursement of any expenses which he has incurred while acting in the course of the business of the Company but must look to the director appointing him for such remuneration or reimbursement.

92. An alternate director shall cease to hold office :

(a) when the director who appointed him ceases to be a director; or

(b) when the director who appointed him gives notice to the Company that the alternate director representing him has ceased to do so; or

(c) when the alternate director resigns his office; or

(d) when the alternate director is removed by a resolution signed by all the directors, other than the director who appointed him; or

(e) when the alternate director would, if he were a full director, cease to hold office as director.

DIRECTORS' MEETINGS

CONSTITUTION

93. Any director may at any time call a meeting of the directors.

94 / ...

94. Where any director wishes to call a meeting of directors he shall instruct the secretary to that effect and the secretary shall give notice of the meeting.

95. Every meeting of directors shall, except in a case of urgency, be called by not less than 7 (seven) days' written notice. Every such notice shall state the date, place and time of the meeting.

96. In the case of any matter requiring urgent attention a meeting of directors may be called on less than 7 (seven) days' notice and such notice may be given in writing or verbally or by telephone, telex or cable, as is practicable in the circumstances.

97. The quorum necessary for the transaction of the business of the directors unless there is only 1 (one) director may be fixed by the directors, and unless so fixed shall be not less than 2 (two).

98. The continuing directors may act notwithstanding any vacancy in their body, but if their number is reduced below the number fixed in terms of these Articles as the necessary quorum of directors the continuing directors may act for the purpose of increasing the number of directors to that number or for the purpose of convening a general meeting of the Company, but for no other purpose.

99. The directors may elect a chairman and deputy chairman of the board of directors and determine the period for which they are to hold office. If no such chairman or deputy chairman is elected, or if at any meeting of directors the chairman and failing such chairman, the deputy chairman, is not present within 10 (ten) minutes after the time appointed for holding the meeting, the directors present may elect one of their number to be chairman of the meeting.

100. The directors may regulate and adjourn their meetings as they think fit.

RESOLUTIONS

101. Resolutions shall be determined by a majority of votes of the directors present at a meeting of directors and in the event of an equality of votes the chairman shall only have a second or casting vote if more than 3 (three) directors are present at the meeting.

102. Subject to the provisions of these Articles in regard to the number of directors necessary to form a quorum, a director may authorise any other director to vote for him at any meeting or meetings at which neither he nor any alternate director appointed by him is present. Any director so authorised shall, in addition

to / ...

to his own vote, have a vote for each director by whom he is authorised. Such authority must be granted in writing or given by telex or telegram and any such document, telex or telegram shall be produced at the meeting or at the first of the meetings at which such authority is exercised, and shall be left with the secretary for filing.

CIRCULATED RESOLUTIONS

103. A resolution in writing signed by a quorum of directors who may at the time be present in the Republic, shall be as valid as if it had been passed at a meeting of the directors duly held and constituted. Where a director is not so present, but has an alternate who is so present, then such resolution must be signed by the alternate. Any such resolution may consist of several documents in like form, each signed by one or more of the signatories to the resolution. A copy of the resolution of the directors passed in terms of this article shall be sent to all the directors forthwith after the passing thereof and the resolution shall be entered in the directors' minute book and be noted at the next succeeding meeting of the directors.

EXECUTIVE DIRECTORS

104. The directors may from time to time appoint one or more of their body to any executive office in the Company, and may from time to time remove or dismiss the person or persons so appointed and appoint another person or persons in his or their place or places. Every such appointment shall be made by a quorum of disinterested directors. If the Company is a subsidiary of a listed company no director shall be appointed to any such office for a period in excess of 5 (five) years at any one time.

105. The remuneration of executive directors appointed in terms of article 104 shall from time to time be fixed by a quorum of disinterested directors or by the Company in general meeting.

106. The directors may from time to time entrust to and confer upon a managing director or other executive director for the time being such of the powers exercisable under these Articles by the directors as they may deem fit, and may confer such powers either collaterally with or to the exclusion of and in substitution for all or any of the powers of the directors in that behalf, and may from time to time revoke, withdraw, alter or vary all or any of such powers.

107. A person appointed to an executive office in terms of article 104 shall be subject to the like provisions relating to vacation of office as the other directors of the Company, and if he ceases to hold the office of director from any cause he shall ipso facto cease to hold such executive office.

COMMITTEES / ...

COMMITTEES

108. The directors may delegate any of their powers to a committee or committees consisting of such member or members of their body as they think fit. Any committee so formed shall, in the exercise of the powers so delegated conform to any rules issued by the directors from time to time.

109. A committee may elect a chairman of its meetings. If no such chairman is elected, or if at any meeting the chairman is not present within 10 (ten) minutes after the time appointed for holding the same, the members present may elect 1 (one) of their number to be chairman of such meeting.

110. A committee may meet and adjourn as it may think fit. Questions arising at any meeting shall be determined by a majority of votes of the members present, and in the event of an equality of votes the chairman shall have no second or casting vote.

111. Any director who serves on any committee or who devotes special attention to the business of the Company in such capacity may be paid such extra remuneration, in addition to any other remuneration to which he may be entitled as a director, by way of salary or otherwise as a disinterested quorum of directors may determine.

112. Without prejudice to the general powers of the directors the directors may :

(a) appoint persons resident in a foreign country to be a local committee for the Company in that country; remove or suspend such local committee or any members thereof; and fix and vary the remuneration payable to the members of any such committee;

(b) open transfer offices of the Company and close the same at their discretion;

(c) appoint and remove agents to represent the Company for such purposes as the directors may determine;

(d) give such agents the power to appoint substitute agents to act in their place during their absence or inability to act, to remove such substitutes, and to appoint others; and

(e) grant to such committee members or agents power to appoint other persons as co-committee members or joint agents.

113. Each local committee member shall have the power to nominate and appoint from time to time an alternate committee member with full power and authority to act in his place during his absence or inability to act, and to remove such alternate and to appoint

another / ...

another in his place. All such appointments shall be subject to the approval of the directors. No local committee member or his alternate shall be obliged to be a member of the Company.

114. Any director may act on any local committee appointed in terms of article 112 when present in the country for which the committee is appointed to act, and may take part in the proceedings of such committee and have the same rights and privileges as any member of the committee permanently resident in the country for which the committee is appointed.

AGENTS

115. The directors may at any time and from time to time by power of attorney appoint any person or persons to be the agent or attorney of the Company for such purposes and with such powers, authorities and discretions, not exceeding those vested in or exercisable by the directors under these Articles, and for such period and subject to such conditions as the directors may from time to time think fit, and any such appointment may, if the directors think fit, be made in favour of the members or any of the members of any local committee established under article 112, or in favour of any company or the members, directors, nominees or managers of any company or firm or in favour of any varying body of persons, whether nominated directly or indirectly by the directors.

116. Any such agent or attorney may be authorised by the directors to delegate all or any of the powers, authorities and discretions for the time being vested in them.

BORROWING POWERS

117. The directors may from time to time at their discretion raise or borrow or secure the payment of any sum or sums of money for the purposes of the Company as they see fit, and in particular may pass mortgage bonds or issue debentures or debenture stock of the Company, whether unsecured or secured by all or any part of the property of the Company, whether present or future.

118. In the event that the Company is a subsidiary of a listed holding company, the total amount owing by the Company in respect of monies so raised, borrowed or secured shall not exceed the amount authorised by its listed holding company.

119. No lender or person dealing with the Company shall be obliged to see or enquire whether the restrictions imposed by article 118 are observed.

120 / ...

120. Debentures, debenture stock, bonds and other instruments of debt may be issued at par or at a discount or at a premium, and with any special privileges as to redemption, surrender and drawings, provided that no special privileges as to allotment of shares or stock, attending and voting at general meetings, appointment of directors or otherwise shall be given save with the sanction of the Company in general meeting.

RESERVES

121. The directors may, before declaring or recommending any dividends, set aside out of the amount available for dividends such sum as they think proper as a reserve or an addition thereto. The directors may divide the reserve into such special funds as they think fit, with full power to employ the assets constituting such fund or funds in the business of the Company or they may invest the same upon such investments (other than shares of the Company) as they may select without being liable for any depreciation of or loss in consequence of such investments, whether the same be usual or authorised investments for trust funds or not.

122. The reserve may, at the discretion of the directors, be applicable for the equalisation of dividends or for making provision for exceptional losses, expenses or contingencies or the extension or development of the Company's business or for writing down the value of any of the assets of the Company, or for repairing, improving and maintaining any buildings, plant, machinery or works connected with the business of the Company, or to cover the loss in wear and tear or other depreciation in value of any property of the Company, or for any other purpose to which the profits of the Company may be properly applied, and the directors may at any time divide among the members by way of bonus or special dividends any part of the reserve which in their opinion is not required for the purposes aforesaid, and as may be permitted by the Statutes.

DIVIDENDS

DECLARATION

123. The Company in general meeting or the directors may from time to time declare a dividend to be paid to the members in proportion to the number of their shares.

124. No larger dividend shall be declared by the Company in general meeting than is recommended by the directors, but the Company in general meeting may declare a smaller dividend.

125. No dividend shall be declared except out of the profits of the

Company. / ...

Company. The declaration of the directors as to the amount of the profits of the Company shall be conclusive.

126. (a) Dividends shall be declared in South African currency provided that the directors shall have power, where any members of the Company reside outside the Republic, to declare a dividend in any other relevant currency subject to such laws or regulations as may be applicable thereto, and in such event to determine the date on which and the rate of exchange at which it shall be converted into the other currency.

(b) No dividend shall bear interest against the Company.

(c) Dividends may be declared either free or subject to the deduction of income tax and any other tax or duty in respect of which the Company may be chargeable.

PAYMENT

127. Dividends shall be payable to shareholders standing registered as at a date to be determined which date shall be subsequent to the date of declaration or the date of confirmation of the dividend, whichever is the later.

128. Any dividend declared may be paid and satisfied, either wholly or in part, by the distribution of specific assets, and in particular of shares or debentures of any other company, or in cash, or in any one or more of such ways, as the directors may at the time of declaring the dividend determine and direct. If any difficulty arises in the course of such distribution the directors may settle the manner of distribution as they think expedient, and in particular may assign a value to any specific assets, determine that cash payments shall be made to any members upon the basis of such valuation and vest any such assets in trustees upon trust for the persons entitled to the dividend in such manner as they see fit.

129. Any dividend may be paid by cheque, warrant, coupon or otherwise as the directors may from time to time determine, and may, if paid otherwise than by coupon, be sent by post to the last registered address of the member entitled thereto or, in the case of a joint holding, of the member first named in the register in respect of such holding, or may be sent to any other address specified for the purpose by such member or first named member, as the case may be.

130. The payment of such cheque or warrant or the surrender of any coupon shall be a good discharge to the Company of the obligation to pay the amount specified in such document. In any case where several persons are registered as the joint holders of any share, any one of such persons may give effectual receipt for all dividends and payments on account of dividends in respect of such share.

131. / ...

131. The Company shall not be responsible for the loss of, or any delay in, the transmission of any cheque, warrant or other document sent through the post to the registered address of any member whether or not such document was so sent at the request of such member.

FORFEITURE

132. All unclaimed dividends may be invested or otherwise made use of by the directors for the benefit of the Company until claimed. Any dividend remaining unclaimed for a period of 12 (twelve) years from the date of declaration thereof may be declared by the directors to be forfeited to the Company.

CAPITALISATION

133. The Company may appropriate any sum forming part of the undivided profits which stand to the credit of the reserves of the Company or which are otherwise available for dividend :

(a) in pursuance of a special resolution, to Stated Capital Account in terms of article 22(b);

(b) in pursuance of an ordinary resolution, to a non-distributable reserve designated for the purpose, if such sum does not at such time form part of a non-distributable reserve.

134. The reserves of the Company, including the non-distributable reserves, may at any time be applied in paying up shares of the Company and in issuing such shares to the members of the Company in accordance with the provisions of these Articles relating to the issue of shares. Any such shares may be distributed among existing holders of the class of shares to which such shares belong pro rata to their existing holdings, or may be dealt with in such other manner as the Company or the directors, as the case may be, may, subject to these Articles, determine.

135. If any difficulty arises in the issue of any shares in terms of article 134 the directors may settle the same as they think expedient, and in particular they may issue certificates, fix the value for distribution of such shares, make cash payments to any holders of shares on the basis of the value so fixed in order to adjust rights, and vest any shares or assets in trustees upon trust for the persons entitled to participate in such issue as may seem just and expedient to the directors.

136. A contract or memorandum shall be filed where appropriate in accordance with Section 93 of the Act and the directors may appoint any person to sign such contract on behalf of the persons entitled to participate in the issue, and such contract may provide for the

acceptance / ...

acceptance by such holders of the shares to be allotted to them respectively in satisfaction of their claims.

PENSION FUNDS

137. The directors may establish and maintain or procure the establishment and maintenance of any non-contributory or contributory pension, provident, retirement annuity or superannuation funds for the benefit of, and give or procure the giving of donations, gratuities, pensions, allowances or emoluments to :

(a) any persons who are or were at any time in the employment or service of : the Company; or any company which is a subsidiary of the Company; or any company which is allied to or associated with the Company; or

(b) any persons who are or who were at any time salaried directors or salaried officers of the Company or of any other company referred to in (a) above; and

(c) the wives, widows, families and dependants of any persons specified in (a) or (b).

138. A director shall be entitled to participate in and retain for his own benefit any donation, gratuity, pension, allowance or emolument granted in terms of article 137.

CLUBS AND CHARITIES

139. The directors may establish or subsidise or subscribe to any institutions, associations, clubs or funds calculated to be for the benefit of or to advance the general interests and well-being of the Company or of any companies or persons referred to in article 137, and make payments for or towards the insurance of any such persons, and subscribe or guarantee money for any charitable or benevolent objects or for any exhibition, or for any public, general or useful object, and do any of the matters aforesaid, either alone or in conjunction with any other person.

RECORDS

REGISTERS

140. The directors shall keep and maintain a register of members of the Company in one of the official languages of the Republic and an index thereto as provided in Sections 105 and 106 of the Act. In addition to any such register the Company may maintain a branch register under the provisions of Section 107 of the Act.

141. / ...

141. There shall be entered in the register of members :

(a) the names and addresses of the members;

(b) the shares held by each member, distinguishing each share by its denoting number, if any, by its class or kind, and by the amount paid or deemed to be paid thereon;

(c) the date on which the name of any person was entered in the register as a member;

(d) the date on which any person ceased to be a member.

142. The directors shall keep and maintain :

(a) a register of directors and officers of the Company and shall enter therein the particulars required by Section 215 of the Act; and

(b) a register of interests of directors and officers in contracts, in one of the offical languages of the Republic, and shall enter therein the particulars of any declarations of interest made under Sections 234, 235 and/or 237 of the Act; and

(c) a register of interests of directors, past directors, officers and other persons in the shares and debentures of the Company and shall enter therein the particulars of any such interests declared under Section 230 of the Act.

143. The directors shall keep and maintain :

(a) a register of pledges, notarial bonds, mortgage bonds and notarial debentures in accordance with the provisions of Section 127 of the Act; and

(b) a register of debenture holders in accordance with the provisions of Section 128 of the Act.

144. Each of the registers referred to in articles 140, 141, 142 and 143 :

(a) shall be kept at the office or at any office of the Company in the Republic where the work of making up such register is carried out or at the office of an agent of the Company in the Republic where the work of making up such register is carried out;

(b) shall, except in the case of the register of members when such register is closed under the provisions of article 145, be open to the inspection of members during business hours, subject to any reasonable restriction from time to time imposed by the Company in general meeting.

145. / ...

145. The transfer books and register of members, and any branch register, may be closed during such time as the directors think fit, but not exceeding in total 60 (sixty) days in any year.

MINUTES

146. The directors shall in terms of Sections 204 and 242 of the Act cause minutes of the following matters to be inserted in books kept for the purpose :

(a) all resolutions and other proceedings of any general meeting or any meeting of any class of members of the Company;

(b) all resolutions and other proceedings of any meeting of the directors or of any executive or other committee;

Such minutes shall specify, without limitation, all resolutions to appoint directors and all resolutions passed in terms of article 103 and shall record the names of all directors attending meetings of the directors or of any executive or other committee.

147. Any minutes of any meeting of the Company or of the directors or of any executive or other committee, and any extract therefrom purporting to be signed by any one director and the secretary, shall be receivable in evidence of the matters recorded therein. Any minutes of any resolution made in pursuance of article 103, and any extract therefrom purporting to be signed by any one director and the secretary, shall be receivable in evidence of the matters recorded therein.

ACCOUNTING RECORDS

148. The directors shall cause accounting records to be kept in accordance with Section 284 of the Act.

149. The accounting records referred to in article 148 shall be kept at the registered office or at such other place or places as the directors may think fit.

150. The accounting records shall be open to inspection by any of the directors at any time. The directors shall from time to time determine whether and to what extent and at what times and places and under what conditions the accounting records of the Company or any of them shall be open to inspection by members not being directors, and, subject to the rights granted to members in terms of the Act, no member other than a director shall be entitled to inspect any of the accounting records or other documents of the Company unless authorised by the directors or by the Company in general meeting.

ANNUAL / ...

ANNUAL FINANCIAL STATEMENTS

151. The directors shall from time to time, in accordance with Sections 286 and 288 of the Act, cause to be prepared and laid before the Company in general meeting such annual financial statements, group annual financial statements and group reports, if any, as are referred to in these sections.

152. Not less than 21 (twenty-one) days before the date of any annual general meeting a copy of the relevant annual financial statements and group annual financial statements to be laid before such meeting shall be delivered or sent by post to the registered address of every member and debenture holder of the Company. Nothing contained in this article shall impose a duty on the directors to send copies of such documents to any person whose address is not known to the Company or, where any shares or debentures are jointly held, to more than one of the joint holders of such shares or debentures.

AUDIT

153. An auditor or auditors shall be appointed in accordance with Chapter X of the Act. An auditor may be a member of the Company but no person shall be eligible to be appointed as an auditor of the Company who has any interest otherwise than as a member, in any transaction to which the Company is a party, or who holds any office in the Company other than that of auditor, whether as director manager, secretary or otherwise. If an auditor during his term of office as auditor, acquires an interest, or is appointed to an office, which renders him ineligible for appointment as an auditor, then such person shall ipso facto cease to be an auditor of the Company.

154. An auditor of the Company shall, subject to the provisions of the Act and of article 153, hold office until another appointment or other appointments to the office shall be made at a general meeting of the Company.

155. Any casual vacancy occurring in the office of auditor may be filled by the directors and any person so appointed shall, subject to the provisions of Sections 275, 277 and 278 of the Act, continue in office until the first general meeting held after the appointment of such person, provided that if such general meeting fails to appoint an auditor in the place of the auditor whose office was vacated and if the person appointed by the directors to fill the place of such person be the only existing auditor of the Company, then such person may continue in office until such time as the Company in general meeting appoints an auditor or auditors or until the directors appoint some other person to fill the casual vacancy.

156. / ...

156. The remuneration of the auditors shall be fixed by the directors.

157. At least once in every year the accounting records of the Company shall be audited. For this purpose :

(a) the auditors shall be supplied with copies of the annual financial statements intended to be laid before the Company in general meeting;

(b) the auditors shall at all times have access to the books and accounts of the Company;

(c) the auditors may, for the purposes of the audit, examine the directors or officers of the Company.

In addition to such audit the auditors shall make a report to the members in compliance with the Act.

158. If the Company is a holding company as defined in Section 1 of the Act, then the directors' report which is included in the consolidated or group annual financial statements issued by the Company in terms of the Act shall disclose full details of all matters material to an understanding of the state of affairs and business of the Company and the profit and loss earned or incurred by the Company and its subsidiary companies, if any, and shall include at least the matters prescribed by schedule 4 of the Act where these are applicable.

159. The financial statements of the Company for any year, where certified by the auditors and laid before a general meeting, shall be deemed to be correct, and shall not in any case be re-opened, provided that if any error is discovered in such statements within a period of 3 (three) months following such general meeting, then such statements shall forthwith be corrected and re-certified by the auditors and thenceforth shall be deemed to be correct.

NOTICES

BY HAND OR BY POST

160. Subject to the provisions of article 163 any notice to be given by the Company to a member shall be given by hand or sent by post by a prepaid letter addressed to the registered address of such member.

161. Where notice is to be given by hand or by post then :

(a) in the case of the joint holders of any share, such notice shall be effected by giving notice to the joint holder whose name appears first in the register of members in respect of such share; and notice so given shall be sufficient notice to all the holders of such share;

(b) / ...

(b) in the case of any share registered in the name of a member who is a minor or subject to the marital power or insolvent or deceased or for whom a curator bonis has been appointed or is under judicial management or in liquidation, notice may be given by hand to the person claiming to be entitled to the share in consequence of such state of affairs or may be sent by post in a prepaid letter addressed to such person by name, or by the title of representative of the deceased, or trustee of the insolvent or by any like description, at any address supplied for the purpose by such person, provided that if no such address has been supplied, notice may be given in the manner in which the same might have been given had such state of affairs not existed.

162. Any notice or document delivered or sent by post or left at the registered address of any member in pursuance of these Articles shall, notwithstanding that such member be then deceased, and whether or not the Company has received notice of his decease, be deemed to have been duly served in respect of any shares, whether held solely or jointly with other persons, unless some other person be registered in his stead as a holder or joint holder thereof, and such service shall, for all purposes, be deemed to be sufficient notice to his or her heirs, executors or administrators and/or to any joint holder of such shares.

BY ADVERTISEMENT

163. Where any notice is required by these Articles to be given by the Company to the members or any of them, such notice may be given by advertisement.

164. Any notice which must be given, or which may be given by advertisement shall, subject to the provisions of the Act, be inserted in a newspaper circulating in Johannesburg and, if the office of the Company is situated outside the Transvaal, in a newspaper circulating in the town or district in which the office of the Company is situated; provided that where a branch register or transfer office has been established, such advertisement shall also be inserted in at least (1) one newspaper circulating in the district in which such branch register or transfer office is located.

PROCEDURE

165. In every notice calling a meeting of the Company or of any class of members of the Company there shall appear with reasonable prominence a statement that a member entitled to attend and vote is entitled to appoint a proxy to attend and vote in lieu of such person, and that a proxy need not also be a member.

166. / ...

166. Any notice by post shall be deemed to have been served at the time when the letter containing the same was posted, and in proving the giving of the notice by post it shall be sufficient to prove that the letter, envelope or wrapper containing the notice was properly addressed and posted.

167. Where a given number of days' notice or notice extending over any period is required to be given, the day of service shall not, unless it is otherwise provided, be counted in such number of days or period.

168. Every person who by operation of law, transfer or other means whatsoever, shall become entitled to any share shall be bound by every notice in respect of such share which, prior to the date on which his name and address is entered on the register, is given to the person from whom he derives his title to such share.

NOTICE OF GENERAL MEETINGS

169. Notice of a general meeting shall be given :

(a) to every member of the Company except any member who has not supplied to the Company a registered address the giving of notices;

(b) to every person entitled to a share in consequence of the death or insolvency of a member; and

(c) to the directors and to the auditor for the time being of the Company.

No other person shall be entitled to receive notice of general meetings.

VALIDITY OF ACTS

170. Accidental omission to give notice of any general meeting to any member of the Company or the non-receipt of such notice by any member shall not invalidate any resolution passed at any such meeting.

171. All acts done at any meeting of the directors or at any executive or other committee of the directors, or by any person acting as a director, shall, notwithstanding that it shall afterwards be discovered that there was some defect in the appointment of the director or persons acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified to be a director.

172. / ...

172. No provision of these Articles and no regulation prescribed by the Company in general meeting shall retrospectively invalidate any prior act of the directors which would have been valid had such Article or regulation not been enacted.

WINDING-UP

173. If the Company is wound up, then the assets remaining after payment of all the debts and liabilities of the Company, including the costs of liquidation, shall be applied to repay to the members the amount paid up on the issued capital of the Company and thereafter the balance shall be distributed to the members in proportion to their respective shareholdings; provided that the provisions of this Article shall be subject to the rights of the holders of any shares issued upon special conditions.

174. Any part of the assets of the Company, including any shares or securities of other companies, may on a winding-up, and with the sanction of a special resolution of the Company, be paid to the members of the Company in specie, or may be vested in trustees for the benefit of such members, and the liquidation of the Company may thereupon be concluded and the Company dissolved.

LIABILITY

175. Subject to the provisions of Sections 247 and 248 of the Act, every director, manager, auditor or secretary and other officer or employee of the Company shall be indemnified and held harmless by the Company against, and it shall be the duty of the directors out of the funds of the Company to pay, all costs, losses and expenses, including travelling expenses, which any such officer or employee may incur or become liable to pay by reason of any contract entered into, or any act or omission done or omitted to be done by him in the discharge of his duties or in his capacity as such officer or employee.

176. Subject to the provisions of the Act, no director, manager, secretary or other officer or employee of the Company shall be liable for any act or omission of any other director, manager, secretary or other officer or employee of the Company; or for joining in any receipt or other act; or for any loss or expense suffered by the Company in consequence of any absence of, or any defect in, any title to any property acquired by order of the directors for or on behalf of the Company; or for any absence of, or defect in, any security upon which any of the moneys of the Company shall be invested; or for any loss or damage arising from the insolvency or delictual act of any person with whom any moneys, securities or assets shall be deposited; or for any loss or damage occasioned by any error of judgment or oversight on the part of such director, manager, secretary or other officer or employee; or for any other loss, damage or misfortune whatever which shall happen in or in relation to, the execution of his office or employment unless the same be attributable to his own negligence, default, breach of duty or breach of trust.

Exhibit 17

This is the annexure "A" referred to in my notarial certificate dated 2 November 1992.

N D RISSIK
NOTARY PUBLIC

"A"

Republic of South Africa Companies Act 1973 (Section 54(1): regulation 17(1) and 17(2))

FORM CM2

MEMORANDUM OF ASSOCIATION OF A COMPANY HAVING A SHARE CAPITAL

REGISTRATEUR VAN MAATSKAPPYE
PRIVAATSAK/PRIVATE BAG X40
04 -11-1992
PRETORIA 0001
REGISTRAR OF COMPANIES

Registration No. of Company

92 06523 06

Paste revenue receipt here or affix revenue stamps here or impress revenue franking machine impression here

1. Name

The name of the company is RANDGOLD PROSPECTING & MINERAL HOLDINGS LIMITED.

2. **Purpose describing the main business**

The main business which the company is to carry on is that of:

1. prospecting and exploring for, acquiring, holding and dealing in, in any manner whatsoever, claims, concessions, surface, mineral and other rights of every description in respect of metals, base metals and minerals of every description;

2. acquiring and dealing in, in any manner whatsoever, shares, stocks, debentures, bonds, notes, obligations and securities of every description and interests in mining and related enterprises, whether incorporated or unincorporated.

3. **Main object**

The main object of the company is to prospect for, acquire, hold and deal in, mineral and other similar rights in respect of metals, base metals and minerals of every description and to acquire, hold and deal in, shares and interests in mining related enterprises, whether incorporated or unincorporated.

4. **Ancillary objects excluded**

The specific ancillary objects, if any, referred to in section 33(1) of the Act, which are excluded from the unlimited ancillary objects of the Company:

None

5. **Powers**

(a) The specific powers or part of any powers of the company, if any, which are excluded from the plenary powers or the powers set out in Schedule 2 to the Act:

None

(b) The specific powers or part of any specific powers of the company set out in Schedule 2 to the Act, if any, which are qualified under section 34 of the Act:

None

6. Conditions

Any special conditions which apply to the company and the requirements, if any, additional to those prescribed in the Act for their alteration:

None

7. Pre-incorporation contracts (if any)

None

8. Capital

The share capital of the company is R1 000.00 (One Thousand Rand) divided intc 100 000 (one hundred thousand) ordinary par value shares of R0.01c (One Cent) each.

Form CM2C

Association Clause

We, the several persons whose full names, occupations, residential, business and postal addresses are subscribed, are desirous of being formed into a company in pursuance of this Memorandum of Association and we respectively agree to take up the number of shares in the capital of the company, set opposite our respective names. We also agree to pay for the par value shares as determined by this Memorandum.

Particulars of Subscriber	Number, in words, and type of shares taken	Date and signature of Subscriber
1. Full names FRANK DAVID WARNER PEACHEY Occupation COMPANY SECRETARY Residential address 17 CRAIG STREET CONSTANTIA KLOOF FLORIDA 1709 Business address THE CORNER HOUSE 63 FOX STREET JOHANNESBURG 2001 Postal address P O BOX 62370 MARSHALLTOWN 2107	1 (ONE) ORDINARY PAR VALUE SHARE OF 1c (ONE CENT)	30 OCTOBER 1992 F D W Peachey F D W PEACHEY

Particulars of Witness	Date and signature of Witness
Full names DAPHNE EVA HOLDING Occupation PRIVATE SECRETARY Residential address 30 1ST AVENUE EAST PARKTOWN NORTH 2193 Business address THE CORNER HOUSE 63 FOX STREET JOHANNESBURG 2001 Postal address P O BOX 62370 MARSHALLTOWN 2107	30 OCTOBER 1992 DEHolding

Particulars of Subscriber	Number, in words, and type of shares taken	Date and signature of Subscriber
2. Full names JONATHAN PATRICK STRAIN TURNER Occupation CHIEF EXECUTIVE OFFICER Residential address 23 JUKSKEI DRIVE RIVER CLUB SANDTON 2149 Business address THE CORNER HOUSE 63 FOX STREET JOHANNESBURG 2001 Postal address P O BOX 62370 MARSHALLTOWN 2107	1 (ONE) ORDINARY PAR VALUE SHARE OF 1c (ONE CENT)	30 OCTOBER 1992 J P S TURNER

Particulars of Witness	Date and signature of Witness
Full names DAPHNE EVA HOLDING Occupation PRIVATE SECRETARY Residential address 30 1ST AVENUE EAST PARKTOWN NORTH 2193 Business address THE CORNER HOUSE 63 FOX STREET JOHANNESBURG 2001 Postal address P O BOX 62370 MARSHALLTOWN 2107	30 OCTOBER 1992 DE Holding

Particulars of Subscriber	Number, in words, and type of shares taken	Date and signature of Subscriber
3. Full names DAVID ASHWORTH Occupation MANAGING DIRECTOR Residential address 86 WESTCLIFF DRIVE PARKTOWN JOHANNESBURG 2193 Business address THE CORNER HOUSE 63 FOX STREET JOHANNESBURG 2001 Postal address P O BOX 62370 MARSHALLTOWN 2107	1 (ONE) ORDINARY PAR VALUE SHARE OF 1c (ONE CENT)	30 OCTOBER 1992 [signature] D ASHWORTH

Particulars of Witness	Date and signature of Witness
Full names DAPHNE EVA HOLDING Occupation PRIVATE SECRETARY Residential address 30 1ST AVENUE EAST PARKTOWN NORTH 2193 Business address THE CORNER HOUSE 63 FOX STREET JOHANNESBURG 2001 Postal address P O BOX 62370 MARSHALLTOWN 2107	30 OCTOBER 1992 DE Holding

Particulars of Subscriber	Number, in words, and type of shares taken	Date and signature of Subscriber
4. Full names MICHAEL ROBERT HEYNS Occupation FINANCIAL DIRECTOR Residential address 57 LOWER PARK DRIVE PARKWOOD JOHANNESBURG 2193 Business address THE CORNER HOUSE 63 FOX STREET JOHANNESBURG 2001 Postal address P O BOX 62370 MARSHALLTOWN 2107	1 (ONE) ORDINARY PAR VALUE SHARE OF 1c (ONE CENT)	30 OCTOBER 1992 M R HEYNS

Particulars of Witness	Date and signature of Witness
Full names DAPHNE EVA HOLDING Occupation PRIVATE SECRETARY Residential address 30 1ST AVENUE EAST PARKTOWN NORTH 2193 Business address THE CORNER HOUSE 63 FOX STREET JOHANNESBURG 2001 Postal address P O BOX 62370 MARSHALLTOWN 2107	30 OCTOBER 1992 DEHolding

Particulars of Subscriber	Number, in words, and type of shares taken	Date and signature of Subscriber
5. Full names EDWIN BARRY CROCKER Occupation MANAGER Residential address 10 WILFRED AVENUE ALAN MANOR MONDEOR JOHANNESBURG 2091 Business address THE CORNER HOUSE 63 FOX STREET JOHANNESBURG 2001 Postal address P O BOX 62370 MARSHALLTOWN 2107	1 (ONE) ORDINARY PAR VALUE SHARE OF 1c (ONE CENT)	30 OCTOBER 1992 E B CROCKER

Particulars of Witness	Date and signature of Witness
Full names DAPHNE EVA HOLDING Occupation PRIVATE SECRETARY Residential address 30 1ST AVENUE EAST PARKTOWN NORTH 2193 Business address THE CORNER HOUSE 63 FOX STREET JOHANNESBURG 2001 Postal address P O BOX 62370 MARSHALLTOWN 2107	30 OCTOBER 1992 DEHolding

Particulars of Subscriber	Number, in words, and type of shares taken	Date and signature of Subscriber
6. Full names JOHN DE VILLIERS BERRY Occupation LEGAL & COMMERCIAL MANAGER Residential address 31 PHOENIX STREET KENSINGTON JOHANNESBURG 2094 Business address THE CORNER HOUSE 63 FOX STREET JOHANNESBURG 2001 Postal address P O BOX 62370 MARSHALLTOWN 2107	1 (ONE) ORDINARY PAR VALUE SHARE OF 1c (ONE CENT)	30 OCTOBER 1992 J D V BERRY

Particulars of Witness	Date and signature of Witness
Full names DAPHNE EVA HOLDING Occupation PRIVATE SECRETARY Residential address 30 1ST AVENUE EAST PARKTOWN NORTH 2193 Business address THE CORNER HOUSE 63 FOX STREET JOHANNESBURG 2001 Postal address P O BOX 62370 MARSHALLTOWN 2107	30 OCTOBER 1992 DEHolding

Particulars of Subscriber	Number, in words, and type of shares taken	Date and signature of Subscriber
7. Full names DENNIS MARK BRISTOW Occupation MANAGER Residential address 4 EGRET CLOSE LITTLE FOURWAYS FOURWAYS 2055 Business address THE CORNER HOUSE 63 FOX STREET JOHANNESBURG 2001 Postal address P O BOX 62370 MARSHALLTOWN 2107	1 (ONE) ORDINARY PAR VALUE SHARE OF 1c (ONE CENT)	30 OCTOBER 1992 [signature] D M BRISTOW

Particulars of Witness	Date and signature of Witness
Full names DAPHNE EVA HOLDING Occupation PRIVATE SECRETARY Residential address 30 1ST AVENUE EAST PARKTOWN NORTH 2193 Business address THE CORNER HOUSE 63 FOX STREET JOHANNESBURG 2001 Postal address P O BOX 62370 MARSHALLTOWN 2107	30 OCTOBER 1992 DEHolding

Total shares taken: 7 (SEVEN) ORDINARY PAR VALUE SHARES OF 1c (ONE CENT) EACH

INDEX TO ARTICLES OF ASSOCIATION

of

Alternate / ...

Exhibit 18

This is the annexure "B" referred to in my notarial certificate dated 2 November 1992.

N D RISSIK
NOTARY PUBLIC

REPUBLIC OF SOUTH AFRICA

COMPANIES ACT, 1973
(as amended)

ARTICLES OF ASSOCIATION OF A COMPANY HAVING
A SHARE CAPITAL NOT ADOPTING SCHEDULE 1

(Section 60(1) : regulation 18)

Registration No. of Company
92 06523 06

Name of Company : RANDGOLD PROSPECTING & MINERAL HOLDINGS LIMITED

("the Company")

TABLES "A" AND "B"

A. The Articles of Table "A" and Table "B" contained in Schedule 1 to the Companies Act, 1973, shall not apply to the Company.

B. The Articles of the Company are as follows :

INTERPRETATION

1. In the interpretation of these Articles and unless inconsistent with the context, words signifying the singular number shall include the plural and vice versa, and words importing persons shall include companies and corporations and words signifying the masculine gender shall include the feminine gender and words defined in the Statutes shall have the meaning there assigned to them unless the context otherwise indicates, and the following words and expressions shall have the following meanings unless excluded by the subject or context, namely :-

(a) "Act" means the Companies Act No. 61 of 1973, as amended from time to time;

(b) "agent" means an agent duly appointed under general or special power of attorney;

(c) "director" includes any person occupying the position of director or alternate director of a company, by whatever name he may be designated, or the directors acting as a board;

(d) "Gazette" means the Government Gazette of the Republic;

(e) "listed company" means a company any of whose shares are listed on The Johannesburg Stock Exchange;

(f) "member" means a registered holder of shares in the Company;

(g) "Memorandum" means the Memorandum of Association of the Company;

(h) "office" means the registered office for the time being of the Company;

(i) "representative" means a representative of a company or other body corporate appointed in terms of Section 188 of the Act;

(j) "Republic" means the Republic of South Africa as existing from time to time;

(k) "transfer office" means the office for the time being of the transfer secretaries or of the United Kingdom registrars and transfer agents;

(l) "writing" means any writing however produced or communicated, including a telex or telegram, and appearing in any one or

more / ...

more forms of any kind, including manuscript, typescript, print, lithograph and photography;

(m) "year" means the Company's financial year and "month" means a calendar month;

(n) "shares" and "debentures" mean respectively the shares and debentures from time to time of the Company;

(o) the headings appearing herein are inserted for reference purposes only and shall not affect the interpretation of these Articles.

ALLOTMENT AND ISSUE OF CAPITAL

2. Shares may, subject to the provisions of articles 4 to 19 inclusive, be allotted and issued by the Company to such persons, at such times, on such terms and conditions and with such preferred, deferred or other rights and with such restrictions in regard to dividend, voting, return of share capital or otherwise as the Company in general meeting may determine.

3. The Company in general meeting may delegate to the directors, to such extent and on such conditions as the Company may, in its sole discretion, see fit, the power conferred on the Company in terms of article 2 to prescribe to whom, at what time or times and on what terms and conditions any unissued shares, or certain specified unissued shares, may be allotted and issued. Such delegated power shall be subject to the restrictions contained in Sections 221 and 222 of the Act.

4. The Company may, before the issue of any new shares, determine that the same or any of them shall be offered in the first instance and either at par or at a premium or at a stated value in respect of shares having no par value, to all the members in proportion to the amount of the capital held by them, or make any other provision as to the allotment and issue of the new shares.

5. Except insofar as is otherwise provided by the conditions of issue or by these Articles, any capital raised by the creation of new shares shall be considered part of the original capital, and shall be subject to the provisions herein contained with reference to transfer and transmission and otherwise.

6. Nothing contained in these Articles shall preclude the directors from allowing the allotment of any shares to be renounced in favour of some other person.

7. / ...

7. Shares may be issued at par or at a premium or, subject to Section 81 of the Act, at a discount, or may be issued at a stated value in respect of shares having no par value.

8. No partly paid-up shares shall be allotted or issued except in terms of Section 92 of the Act.

9. Where the Company issues shares at a premium, whether for cash, or otherwise, a sum equal to the aggregate amount or value of the premiums on those shares shall be transferred to an account to be called the Share Premium Account.

10. Subject to any restrictions contained in Section 80 of the Act, the Company may at any time pay a commission to any person in consideration for subscribing or agreeing to subscribe (whether absolutely or conditionally) for any shares in the Company or procuring or agreeing to procure any subscription (whether absolutely or conditionally) for any shares in the Company. Such commission shall not exceed 10% (ten per centum) of the issue price of such shares and may be paid or agreed to be paid out of capital or out of profit, whether current or carried forward or standing to reserve, or out of both capital and profit. Any such commission may be satisfied in whole or in part in fully paid-up shares in the Company, provided that no such commission, or any portion thereof, shall be paid in shares without the prior approval of the Company in general meeting.

11. Where shares are issued for the purpose of raising money to defray expenses incurred in the construction or provision of any works, buildings or plant, then, if such works, buildings or plant, as the case may be, cannot be made profitable for a lengthy period, interest may (subject to any restrictions contained in Section 79 of the Act), be paid at a rate to be determined by the Company, or by the directors. Such interest shall not exceed any maximum rate permitted in terms of Section 79 of the Act.

12. No shares shall be issued which are, or which at the option of any party are, liable to be redeemed, other than preference shares.

13. Where the Company issues, for cash, shares having no par value, the entire proceeds of the issue of the shares shall be transferred to the Stated Capital Account.

14. If shares having no par value are issued by the Company for a consideration other than cash, a sum equal to the value of the consideration as determined by the directors shall be transferred to the Stated Capital Account.

15. / ...

15. The Share Premium Account and the Stated Capital Account may be applied by the Company in writing off :

(a) the preliminary expenses of the Company;

(b) the expenses of, or the commission paid on, the creation or issue of any shares created or issued for cash or for a consideration other than cash.

16. No new capital may be issued in the form of stock but paid-up shares may be converted into stock in terms of article 19(j).

17. The rights, privileges and advantages enjoyed by any number of shares converted to stock shall accrue to the stock arising from such conversion and shall be enjoyed by the several stockholders in proportion to the quantities of stock respectively held by them. Notwithstanding the foregoing, at any meeting of the members of the Company and at any meeting of any class of members of the Company :

(a) on a show of hands, no stockholder shall be entitled to vote unless the stock held by him is proportionally equivalent to at least one of the shares from which such stock arises; and

(b) on a poll, each stockholder shall have the same number of votes as if such stock consisted of as many units of equivalent number and value as the number and par value of the shares so converted.

Save as aforesaid and subject to article 18, all the provisions contained in these Articles shall, as far as circumstances permit, apply to stock as well as to shares.

18. The several holders of any stock may transfer their respective interests therein, or any part of such interests, in such manner as the Company in general meeting shall direct, but in default of such directive then in the same manner and subject to the same regulations as and subject to which any paid-up shares may be transferred, or as near thereto as circumstances will permit. The directors may from time to time, if they think fit, fix the minimum amount of stock transferable.

ALTERATION OF CAPITAL

19. The Company may by special resolution :

(a) increase its authorised share capital by such sum divided into shares of such amount or by such number of shares of no par value as the resolution shall prescribe;

(b) increase its paid-up share capital constituted by shares of no par value by transferring reserves or profits to the Stated

Capital / ...

Capital Account, with or without an issue of shares, but no such shares shall be issued except to the extent authorised by the Memorandum;

(c) consolidate and divide all or any part of its shares having a par value into shares of a larger amount than its existing shares having a par value;

(d) increase the number of its no par value shares without an increase of its stated capital;

(e) sub-divide all or any part of its shares having a par value into shares of smaller amount than its existing shares having a par value;

(f) convert all of its ordinary or preference share capital consisting of shares having a par value into stated capital constituted by shares of no par value; provided that there shall be transferred to the Stated Capital Account :

(i) the whole of such ordinary or preference share capital, as the case may be; and

(ii) the whole of the share premium account or that part thereof attributable to the shares so converted;

(g) convert its stated capital constituted by ordinary or preference shares of no par value into share capital consisting of shares having a par value; provided that there shall be transferred to the Share Capital Account or Accounts of the Company the whole of the Stated Capital Account or that part thereof attributable to the shares so converted; fractions, fractional surpluses or amounts arising in respect of the nominal share capital or the Stated Share Capital may be rounded off but material reductions shall be placed to a non-distributable reserve;

(h) vary the rights attached to any shares whether issued or not yet issued;

(i) convert any of its issued or unissued shares into shares of another class;

(j) convert any of its paid-up shares into stock, and reconvert any stock into any number of paid-up shares of any denomination; or

(k) convert any of its issued shares into preference shares which can be redeemed, subject to the provisions of Section 99 of the Act.

20. If at any time the issued share capital is divided into different classes of shares, the rights attached to any class, unless otherwise provided by the terms of issue of that class, may not be varied except with the consent in writing of the holders of not less than three-fourths of the issued shares of that class or with the

sanction / ...

sanction of a resolution passed at a separate general meeting of the holders of shares of that class, and the provisions of Section 199 of the Act and the provisions of these articles shall mutatis mutandis apply to the said resolution and meeting as if the resolution were a special resolution and the meeting were a general meeting of the Company. Notwithstanding the foregoing, the quorum of such a meeting shall be at least 3 (three) members, or 75% (seventy five per centum) of the members of that class, whichever is the lesser, present in person or by their representatives, agents or proxies, holding at least one half of the issued shares of that class. A share shall be a share of a different class from another share if the two shares do not rank pari passu in every respect.

REDUCTION OF CAPITAL

21. The Company may from time to time, by special resolution, reduce the share capital authorised by its Memorandum, or reduce its issued share capital, including, without limitation, any stated capital, capital redemption reserve fund and share premium account, in any way authorised by law.

22. In particular and without prejudice to the generality of the power in article 21, the Company may by special resolution :-

(a) cancel shares, which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person, and diminish the amount of the authorised or issued share capital by the amount of the shares so cancelled;

(b) with or without extinguishing or reducing the liability on any of its shares :

(i) cancel any issued share capital which is lost, or unrepresented by available assets; or

(ii) pay off any issued share capital which is in excess of the requirements of the Company; or

(c) redeem any redeemable preference shares of the Company.

MEMBERSHIP

TITLE TO SHARES

23. The registered holder or holders of any shares shall, during his or their respective lifetimes and while not subject to any legal incapacity, be the only person or persons recognised by the Company as having any right to or in respect of such shares and, in particular, the Company shall not be bound to recognise :

(a) / ...

(a) that the registered holder or holders hold such shares upon trust for, or as the nominees of, any other person; or

(b) that any person, other than the registered holder or holders, holds any contingent, future or partial interest in such shares or any interest in any fractional part of any of such shares.

24. Where any share is registered in the names of two or more persons they shall be deemed to be joint holders. Accordingly where any member dies, the survivor or survivors, where the deceased was a joint holder, and the executor of the deceased, where the deceased was the sole holder, shall be the only persons recognised by the Company as having any right to the interest of the deceased in any shares of the Company.

25. The Company may enter in the register as a member, nomine officii, of the Company, the name of any person who submits proof of his appointment as the executor, administrator, trustee, curator or guardian in respect of the estate of a deceased member of the Company or of a member whose estate has been sequestrated or of a member who is otherwise under disability or as the liquidator of any body corporate in the course of being wound up which is a member of the Company, and any person whose name has been so entered in the register shall be deemed to be a member of the Company.

26. A person producing evidence of his entitlement to any shares in terms of article 25 shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the shares, except that he shall not, before being registered as a member in respect of such shares, be entitled to vote in respect of such shares at any general meeting, or at any meeting of the holders of that class of shares to which such shares belong, except in terms of the provisions of article 65 (b) and (c).

SHARE CERTIFICATES

27. Every person whose name is entered in the register of members as the holder of shares of any class and every person who transfers a part of his holding of shares of any class shall be entitled to receive within 21 (twenty-one) days after allotment or lodgment for transfer 1 (one) certificate for all, or for the balance of, his shares of that class, as the case may be. The Company may at its discretion adopt the certification procedure provided for in Section 136 of the Act. A certificate for any shares registered in the names of two or more persons shall be delivered to the person first named in the register as a holder thereof, and such delivery shall satisfy the entitlement of all joint holders of such shares to share certificates in pursuance of this article. If a share certificate is defaced, lost or destroyed, it may be renewed on

payment / ...

payment of such fee, if any, not exceeding R2,00 (two Rand) ... directors may think fit.

28. Certificates of title to shares, options on shares, or other documents of title shall be issued under the authority of the directors, or under the authority of any local committee duly authorised by resolution of the directors, in such manner and form as the directors shall, subject to articles 29, 30 and 31, from time to time prescribe.

29. Every certificate of title to shares or options on shares shall specify the number and type of shares in respect of which they are issued.

30. If any shares are numbered, all such shares shall be numbered in numerical progression beginning with the number one and each share certificate shall specify the numbers of the shares in respect of which it is issued. If any shares do not have distinguishing numbers, each certificate in respect of such shares shall be numbered in numerical progression and shall be distinguished by its appropriate number.

31. The certificates of title to shares and debentures and to options on shares and debentures shall be issued under the authority of the directors, or of a local committee when authorised thereto by the directors, in such manner and form as the directors may from time to time prescribe. Such certificates shall bear the signature of two directors and of the secretary or transfer secretary or of two members of a local committee and of the local secretary or transfer secretary or, alternatively, shall be under the seal of the company and shall bear the signature of one director and of the secretary or transfer secretary or of one member of a local committee and of the local secretary or transfer secretary. All such signatures shall be autographic unless the directors by resolution shall determine that the said signatures generally or in any particular case shall be affixed by some method of mechanical signature which is controlled by the internal or external auditors or transfer auditors or bankers of the company or such other person as may be acceptable to any stock exchange upon which the company's shares may from time to time be listed or quoted.

SHARE WARRANTS

32. The directors or, if so authorised, any local committee appointed by them, may issue warrants relating to fully paid-up shares, stating that the bearer is entitled to the shares therein specified, and may provide, by coupons or otherwise, for the payment of future dividends on the shares represented by such warrants. The directors may from time to time determine the terms and conditions upon which share warrants shall be issued.

33. (a) The bearer of a share warrant may at any time deposit the warrant at the transfer office of the Company, and while the warrant remains deposited the depositor shall have the same right to sign a requisition to call a meeting of the Company, and to attend, vote and exercise the other privileges of a member at any meeting as if his name were inserted in the register of members as the holder of the shares included in the deposited warrant, provided that such share warrant shall

be deposited at the transfer office not later than 48 (forty-eight) hours (Saturdays, Sundays and public holidays excluded) before the meeting. Not more than one person shall be recognised as depositor of the share warrant. The Company shall, on written request, return the deposited share warrant to the depositor.

(b) Except in terms of paragraph (a), no bearer of a share warrant shall sign a requisition to call a meeting of the Company, or shall attend, vote or exercise any other privilege of a member at a meeting of the Company, or be entitled to receive any notices from the Company; but the bearer of a share warrant shall be entitled in all other respects to the same privileges and advantages as if he were named in the register of members as the holder of the shares included in the warrant.

(c) The bearer of a share warrant shall be entitled, on surrendering it for cancellation, to have his name entered as a member in the register of members.

34. The directors may from time to time determine :

(a) the conditions upon which any new share warrants or coupons may be issued in place of warrants worn out, defaced or destroyed; provided however, that no new share warrant shall be issued in place of one alleged to be lost unless and until it be proved to the satisfaction of the directors to have been destroyed; and

(b) the conditions upon which any share warrant may be surrendered for cancellation with a view to entering the name of the holder in the register of members and issuing in place of such share warrant a share certificate or certificates in respect of the shares in question.

The holder of a share warrant shall be bound by any determination by the directors in terms of this article 34 for the time being in force whether made before or after the issue of such warrant.

35. A share warrant shall be transferred by delivery of the warrant and not by instrument of transfer, and the provisions of articles 36 to 39 inclusive shall not apply to share warrants.

INSTRUMENTS OF TRANSFER

36. Any member may transfer all or any of his shares by instrument in writing in any usual or common form or any other form which the directors may approve.

37. Every such instrument shall be executed by the transferor, or if the directors determine, by the transferor and the transferee, and

the / ...

the transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the register of members in respect thereof.

38. Every power of attorney given by a member authorising the transfer of shares, shall, when lodged, produced or exhibited to the Company or any of its officers, be deemed as between the Company and the grantor of the power to continue and remain in full force and effect, and the Company may allow that power to be acted upon until such time as express notice in writing of its revocation has been lodged at the transfer office. Notwithstanding receipt of such notice of revocation the Company shall be entitled to give effect to any instrument of transfer which is certified by an official of the Company to have been received by the Company prior to the receipt of such revocation provided that such instrument would, but for such revocation, have been validly and regularly executed. The Company shall not be bound to allow the exercise of any act or matter by an agent for a member unless a duly certified copy of that agent's authority be produced and lodged with the Company.

39. Every instrument of transfer shall be left at the transfer office accompanied by a certificate of the shares to be transferred unless such instrument of transfer has been certified in terms of Section 136 of the Act. The directors may dispense with the production of the certificate on good cause being shown. The directors may decline to recognise any instrument of transfer unless :

(a) the instrument of transfer is accompanied by the share certificate to which it relates, (or is certified in terms of Section 136 of the Act), and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer; and

(b) the share transfer duty thereon has been paid.

All instruments of transfer which shall be registered shall be retained by the Company, but any instrument of transfer which the directors may decline to register shall, except in the case of fraud, be returned, on demand, to the person depositing the same.

GENERAL MEETINGS

CONSTITUTION

40. The Directors may at any time convene general meetings of the Company. The directors shall convene a general meeting upon the requisition of members in terms of Section 181 of the Act. The members empowered by Section 180 of the Act may convene a general meeting in terms of that section.

41. / ...

41. (a) The Company shall hold its first annual general meeting within 18 (eighteen) months after the date of its incorporation and thereafter it shall hold an annual general meeting in respect of each financial year; provided that not more than 15 (fifteen) months shall elapse between the date of one annual general meeting and that of the next, and that an annual general meeting shall be held within 6 (six) months after the expiration of each financial year of the Company. Other general meetings of the Company may be held at any time.

(b) Notwithstanding the provisions of article 41(a), if the Company is not a listed company, the Company shall not be required to hold an annual general meeting if all the members entitled to attend and vote at an annual general meeting sign a resolution in accordance with the provisions of Section 179 of the Act before the expiration of the time limits referred to in article 41(a).

42. An annual general meeting or any other general meeting shall be held at such time and place as the directors shall appoint unless the meeting is convened under Sections 179, 181, 182 or 183 of the Act, in which case such meeting shall be held at such time and place, and subject to such conditions, as may be determined in pursuance of such sections.

43. An annual general meeting and a meeting called for the passing of a special resolution shall be called by not less than 21 (twenty-one) clear days' notice in writing and any other general meeting shall be called by not less than 14 (fourteen) clear days' notice in writing, so that the notice period shall not include the day on which it is served, or deemed to be served, or the date on which the meeting is to be held. A meeting may be called by shorter notice and shall be deemed to have been duly called if it is so agreed by a majority in number of the members having a right to attend and vote at the meeting, being a majority holding not less than 95% (ninety-five per centum) of the total voting rights of all members.

44. Notwithstanding the provisions of article 43 no resolution requiring special notice shall be effective unless notice of the intention to move such resolution has been given to the Company not less than 28 (twenty-eight) days before the meeting at which it is to be moved, and unless notice of the resolution is given by the Company to the members in accordance with the provisions of Section 186 of the Act. Notwithstanding the foregoing, if notice of an intention to move a special resolution is given to the Company before the Company issues notice to its members calling a general meeting, then such notice of intention to move such resolution shall be deemed to be validly given even if the meeting is called for a day 28 (twenty-eight) days or less after such notice of intention to move such resolution is given to the Company.

45. / ...

45. Any notice calling a general meeting which is given by the Company to its members shall specify the place, the day and the time of the meeting and shall be given in the manner hereinafter specified or in such other manner, if any, as may be determined by the directors or by the Company in general meeting. Such notice shall comply with the provisions of Section 189 of the Act. If the Company maintains a branch register, then notice of the meeting may, in the case of members whose names are entered on the branch register, be given from the transfer office where such branch register is kept.

46. If the Company is a listed company notice of all general meetings shall be given to the Manager (Listings) of The Johannesburg Stock Exchange at the same time as such notice is given to members.

47. The Company shall, on the requisition in writing of such number of members as is specified in the Act, and unless the Company otherwise resolves, at the expense of the requisitioners, give to members entitled to receive notice of any annual general meeting, notice of any resolution which is to be moved at that meeting and circulate to such members any statement prepared by the requisitionists relating to the matter referred to in the proposed resolution or to the business to be dealt with at that meeting, provided that such notice does not exceed one thousand words.

QUORUM

48. Subject to the provisions of article 51 no business shall be transacted at any general meeting unless a quorum of members is present at the time when the meeting proceeds to business. Three (3) members present personally or by representative and entitled to vote shall be a quorum, provided that :

(a) if the Company is a subsidiary (but not a wholly owned subsidiary) of a listed company then the quorum shall be the representative of its holding company together with 2 (two) other members present personally or by representative;

(b) if the Company is a wholly-owned subsidiary of any company then the quorum shall be the representative of its holding company.

A company or other body corporate present at a meeting by its duly appointed representative shall be deemed to be personally present at the meeting and such representative shall enjoy all the powers conferred upon a representative under the provisions of Section 188 of the Act.

CHAIRMAN / ...

CHAIRMAN

49. The chairman, if any, or in his absence the deputy chairman, if any, of the Board of directors shall preside as chairman of every general meeting of the Company.

50. If there is no such chairman, or if at any meeting he is not present within 15 (fifteen) minutes after the time appointed for holding the meeting, or if he is unwilling to act as chairman, the members present in person or by representative or agent or proxy shall choose another director as chairman, and if no such director be present, or if all the directors present decline to take the chair, then the members present in person or by representative, agent or proxy shall choose one of their number to be chairman.

ADJOURNMENT

51. If within one half hour after the time appointed for any meeting a quorum is not present, the meeting, if convened upon the requisition of members, shall be dissolved, and in any other case it shall stand adjourned to a date to be determined by the directors (which date shall not be earlier than 7 (seven) days and not later than 21 (twenty-one) days after the date of the meeting) at the same time and place (or if such place be not available at such other place as the directors may appoint). If at such adjourned meeting a quorum is not present within one half hour after the time appointed for the meeting, the members present in person or by representative, agent or proxy shall be a quorum, unless the Company is a subsidiary of a listed company, in which case the meeting shall be dissolved.

52. The chairman may, with the approval of any meeting at which a quorum is present (at the time of approval) and shall if so directed by the meeting, at any time and from time to time adjourn the meeting to a date, time and place specified by the meeting, or in default of such specification to be determined by the directors.

53. Where a meeting stands adjourned in pursuance of articles 51 or 52 the directors shall, upon a date not later than 3 (three) days after the adjournment publish in a newspaper circulating in the province where the office of the Company is situated a notice stating :

(a) the date, time and place to which the meeting has been adjourned;

(b) the matter before the meeting when it was adjourned;

(c) the ground for the adjournment; and

(d) the business to be considered at the adjourned meeting.

54. / ...

54. No business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting which was adjourned.

BUSINESS

55. The annual general meeting shall deal with and dispose of all matters prescribed by the Act and by these Articles. These shall include inter alia : the consideration of the annual financial statements and report of the auditors; the election of directors; the appointment of auditors; and any business arising from the annual finanical statements which are laid before the meeting, and subject to the provisions of the Act any matters capable of being dealt with by any general meeting of the Company.

56. All business to be laid before a general meeting other than an annual general meeting shall be specified in the notice convening such meeting.

57. Notwithstanding the provisions of articles 55 and 56 no business shall be transacted at any meeting of the Company unless notice of the meeting is given, where applicable, in terms of articles 43 and 44.

RESOLUTIONS

58. At any general meeting a resolution put to the vote of the members shall, except in the case of a special resolution, be decided by a majority of votes.

59. In the case of an equality of votes, the chairman of the meeting shall, either on a show of hands or on a poll, be entitled to a casting vote in addition to the vote or votes to which he may be entitled as a member.

60. Every resolution shall, unless a poll is demanded in terms of article 61, be decided on a show of hands. A declaration by the chairman that a resolution has on a show of hands been carried, or carried unanimously or by a particular majority, or rejected, and an entry to that effect in the book containing the minutes of the proceedings of the Company, shall be conclusive evidence of this fact, without proof of the number or proportion of the votes recorded in favour of or against such resolution.

61. A poll may be demanded on any question, save the election of the chairman, by :

(a) / ...

(a) the chairman; or

(b) not less than 5 (five) members having the right to vote at the meeting; or

(c) a member or members representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) a member or members entitled to vote at the meeting and holding in aggregate not less than one-tenth of the issued share capital of the Company;

and such demand may be made either before or immediately after the result of a show of hands is declared.

62. The demand for a poll may be withdrawn by the persons making it at any time prior to the commencement of the ballot.

63. If a poll is duly demanded it shall be taken in such manner as the chairman shall decide and either at once, or, if the chairman shall think fit, after an interval or adjournment or otherwise, provided that a poll on the question of an adjournment shall be taken at the meeting, without adjournment. No notice need be given of a poll not taken immediately. The demand for a poll shall not prevent the continuation of the meeting for the transaction of any business other than the question upon which the poll is demanded.

64. Notwithstanding any postponement of the taking of the poll the result of the poll shall be deemed to be the resolution of the meeting at which the poll is demanded, and shall be subject to Section 203(2) of the Act.

ENTITLEMENT TO VOTE

65. Subject to any special provisions governing preference shares, and to the provisions of the Act, every member or the representative, proxy or agent of such member, as the case may be, shall on a show of hands have one vote and upon a poll shall have one vote for every share held by such member, provided that :

(a) no person shall be entitled to exercise more than one vote on a show of hands;

(b) the vote of a minor, or of a woman married subject to the marital power, or of a member for whom a curator bonis has been appointed, shall not be accepted and the vote of the guardian or husband or curator bonis of such member, as the case may be, shall, for the purposes of this Article, be deemed to be the vote of such member provided that 48 (forty-eight) hours (excluding Saturdays, Sundays and public holidays)

at / ...

at least before the meeting at which such guardian, husband or curator bonis proposes to vote he shall satisfy the directors that he is such guardian, husband or curator bonis or that the directors have previously admitted his right to vote in respect of the share or shares in question;

(c) the vote of any person having title to a share on the death or insolvency of any member shall be deemed to be the vote of such member provided that 48 (forty-eight) hours (excluding Saturdays, Sundays and public holidays) at least before the time of holding the meeting at which such person proposes to vote he shall satisfy the directors that he is so entitled or that the directors have previously admitted his right to vote in respect of the share or shares in question;

(d) where a share is held jointly by 2 (two) or more members any one of such persons may vote in person or by representative, proxy or agent as if such person were solely entitled to such share, but if more than one of the joint holders be present in person or by representative, proxy or agent, that one of the said persons whose name stands first in the register in respect of such share or the representative, proxy or agent of such person, as the case may be, shall alone be entitled to vote in respect of such share; and where there are several executors or administrators of a deceased member who are entitled to vote in terms of paragraph (c) of this Article, then such executors and administrators shall for the purpose of this Article be deemed to be joint holders of the share of the deceased.

66. On a poll a member entitled to more than one vote, or the representative, proxy or agent of such member, as the case may be, need not, if he votes, use all the votes of such member or cast all the votes which he uses in the same way.

REPRESENTATION, PROXIES AND POWERS OF ATTORNEY

67. Any company which is a member may by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any general meeting of the Company or adjournment thereof, and the person so authorised shall be entitled to exercise the same powers on behalf of the company which he represents as that company could exercise if it were an individual member. A company so represented at any meeting of the Company or adjournment thereof shall be deemed to be a member personally present at such meeting or adjournment. The directors may but shall not be obliged to require proof to their satisfaction of the authority of any person signing on behalf of such company.

68. The holder of a general or special power of attorney given by a member, whether the holder is a member or not, shall be entitled to attend meetings of the Company or of any class of members of the

Company / ...

Company and to vote at such meetings if so authorised by such power of attorney.

69. Any member may appoint a proxy, who need not be a member, to attend, speak and, subject to the provisions of Section 197 of the Act, to vote in his place on a show of hands and on a poll at any general meeting or at any meeting of any class of members. The instrument appointing a proxy to vote at a meeting of the Company shall be deemed also to confer authority to demand or join in demanding a poll, and, for the purposes of Section 198 of the Act, a demand by a person as proxy for a member shall be the same as a demand by the member.

70. The instrument appointing a proxy shall be in writing under the hand of the appointer or of his agent, or if the appointer is a body corporate, under the hand of an officer or agent authorised by the body corporate. The proxy need not be a member of the Company.

71. The instrument appointing a proxy shall be in the following form or as near thereto as circumstances permit or in such other form as the directors may approve :

"I, ______________________________ of
______________________________ being a
member of the ______________________________ Limited,
hereby appoint ______________________________
of ______________________________ or failing
him ______________________________ of
______________________________ or failing him
the Chairman of the meeting, as my proxy to attend and speak and vote on a show of hands or on a poll for me and on my behalf at the annual general meeting or general meeting (as the case may be) of the Company to be held on the __________ day of __________ and at any adjournment thereof, as follows :

	In favour of	Against	Abstain
Resolution	....	....	....
Resolution	....	....	....
Resolution	....	....	....

(Indicate instruction to proxy by way of a cross in space provided above).

(A member entitled to attend and vote at a meeting shall be entitled to appoint a proxy to attend, speak and vote in his stead. A proxy need not be a member of the Company.)

Unless otherwise instructed, my proxy may vote as he thinks fit.

SIGNED / ...

SIGNED this .... day of ....19...

______________________"
Signature

72. The directors may at the expense of the Company send by post or otherwise to the members forms of proxy in terms of article 71, with or without stamped envelopes to facilitate the return of such forms, for use at any general meeting or any meeting of any class of members of the Company. If for the purpose of any meeting forms of proxy are issued at the expense of the Company, such forms shall be issued to all, and not to some only, of the members entitled to receive notice of, and to vote at, such meeting.

73. The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed, and any power of attorney entitling an agent to vote on behalf of a member in pursuance of article 68 or, in lieu of any such power or authority, a notarially certified copy, shall be deposited at the transfer office of the Company not later than forty-eight hours (excluding Saturdays, Sundays and public holidays) before the meeting at which the person empowered proposes to vote, and no effect shall be given to any instrument of proxy or power of attorney unless such instrument or power is deposited in the manner required by this Article.

74. No instrument appointing a proxy shall be valid after the end of a period of 6 (six) months commencing on the date on which it is signed unless otherwise expressly stated in the proxy, and no proxy form shall be used at an adjourned meeting which could not have been used at the original meeting. If a proxy form is received duly signed but with no indication as to how the person named therein should vote on any issue, the proxy may vote or abstain from voting as he sees fit.

75. A vote given in terms of an instrument of proxy shall be valid in relation to any meeting of the Company or any meeting of any class of members of the Company notwithstanding the previous death of the person granting it, or the revocation of the proxy, or the transfer of the shares in respect of which the vote is given, unless an intimation in writing of such death, revocation or transfer is received at the transfer office of the Company 48 (forty-eight) hours (excluding Saturdays, Sundays and public holidays) before the commencement of the meeting.

DIRECTORS

NUMBER

76. Unless otherwise determined by the Company in general meeting the

number / ...

number of directors shall, in the case of a listed company, be not less than 4 (four) nor more than 20 (twenty). In the case of a Company which is not listed the number of directors shall not be less than 2 (two) nor more than 20 (twenty).

APPOINTMENT

77. The first directors of the Company shall be those persons appointed in writing by the subscribers to the Memorandum; provided that if no such appointment has been made, the first directors of the Company shall be the subscribers to the Memorandum. In the case of an existing company adopting these Articles, the directors in office at the date of such adoption shall continue in office subject to the provisions of these Articles.

78. The Company in general meeting may from time to time appoint directors.

79. The directors shall have power at any time to appoint any eligible person as a director, either to fill a casual vacancy, or as an addition to the Board, but the total number of the directors shall not at any time exceed the maximum number fixed. Any director so appointed shall hold office only until the next following annual general meeting of the Company and then shall be eligible for election.

QUALIFICATION

80. Directors shall not be required to hold any shares in the Company to qualify them for appointment as directors.

MANAGEMENT OF THE COMPANY

81. The business of the Company shall be managed by the directors who may pay all expenses incurred in promoting and incorporating the Company, and may exercise all such powers of the Company as are not by the Act, or by these Articles, required to be exercised by the Company in general meeting. The directors shall exercise the said powers in accordance with these Articles and in accordance with such regulations, not inconsistent with these Articles, as may be prescribed by the Company in general meeting. This article shall be construed liberally and the powers herein conferred shall not be limited by reference to any power specifically conferred upon the directors in terms of any of these Articles.

POWERS / ...

POWERS

82. The directors shall have power to enter into a provisional contract for the sale or alienation of the whole or the major part of the property and assets of the Company and the rights belonging thereto or connected therewith, provided that such provisional contract shall only become binding on the Company if such contract is ratified and confirmed by a resolution passed by the Company in general meeting in accordance with Section 228 of the Act.

83. The directors may take all steps which may be necessary or expedient in order to enable the shares, stock, debentures and other securities of the Company to be introduced and dealt with and quoted upon any stock exchange in any country and may accept responsibility for and pay and discharge all taxes, duties, fees, expenses or other sums which may be payable in relation to any of the matters aforesaid.

84. The directors may exercise the voting power conferred by any shares in any other company held or owned by the Company in such manner as they think fit, and in particular may exercise such voting power in favour of any resolution appointing them or any of them as directors or officers of such company or any resolution providing for the payment of remuneration to such directors or officers.

REMUNERATION

85. The directors shall be entitled to such remuneration as may be determined from time to time by the Company in general meeting or by a quorum of disinterested directors. In addition, the directors shall be entitled to all reasonable expenses in travelling to and from meetings of the directors.

86. If any director be called upon to perform extra services or to make any special exertions in going or residing abroad, or otherwise, for any of the purposes of the Company, the Company in general meeting or a quorum of disinterested directors may determine the remuneration to be paid to any such director for such extra services or special exertions. Such remuneration may be so determined either by way of a salary or a fixed sum or a percentage of profits or otherwise and such remuneration may be either in addition to, or in substitution for any other remuneration determined under article 85. The Company may also refund to such director all reasonable expenses incurred by him while acting in the course of the business of the Company.

DISCLOSURE / ...

DISCLOSURE OF INTERESTS

37. Every director shall comply with the provisions of Sections 234 to 240, inclusive, of the Act.

38. (a) Save as is set out in sub-paragraph (d), a director shall not vote in respect of any contract or arrangement in which he is interested (and if he shall do so his vote shall not be counted) nor shall he be counted for the purpose of any resolution regarding the same, in the quorum present at the meeting, but this shall not apply to any of the following matters :

(i) Any arrangement for giving to him any security or indemnity in respect of money lent by him or obligation undertaken by him for the benefit of the Company.

(ii) Any arrangement for the giving by the Company of any security to a third party in respect of a debt or obligation of the Company for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the deposit of a security.

(iii) Any contract by him to subscribe for or underwrite shares or debentures of the Company.

(iv) Any contract or arrangement with any other company in which he is interested as an officer or creditor of or as a registered or beneficial shareholder of that company.

(v) Any such scheme or fund as is referred to in Article 146, which relates both to directors and to employees or a class of employees and does not accord to any director as such any privilege or advantage not generally accorded to the employees to which such scheme or fund relates.

(vi) Any contracts, transactions or dealings of any nature whatsoever between the Company and any other company -

(a) which is its subsidiary; or

(b) in which it is a shareholder or is otherwise interested; or

(c) which is its holding company; or

(d) which is a subsidiary of its holding company; or

(e) in which its holding company is a shareholder or is otherwise interested.

(b) The provisions of this Article may at any time be suspended or relaxed to any extent and either generally or in respect of any particular contract, arrangement or transaction and any particular contract, arrangement or transaction carried out in

contravention / ...

contravention of this Article may be ratified by the Company in general meeting.

(c) A director, notwithstanding his interest may be counted in the quorum present at any meeting whereat he or any other director is appointed to hold any office or place of profit under the Company or whereat the directors resolve to exercise any of the rights of the Company (whether by the exercise of voting rights or otherwise) to appoint or concur in the appointment of a director to hold any office or place of profit under any other company or whereat the terms of any such appointment as hereinbefore mentioned are considered or varied, and he may vote on any such matter other than in respect of his own appointment or the arrangement or variation of the terms thereof.

89. Nothing contained in article 88 shall be taken or construed to prevent or debar any director as a member of the Company from taking part in or voting upon any question submitted to a general meeting, whether that director be personally interested or concerned in that question or not.

ROTATION

90. If the Company is a listed company all the directors shall retire at the first annual general meeting of the Company and thereafter at each annual general meeting one-third of the directors, or, if the number is not a multiple of three, then the number nearest to, but not exceeding, one-third shall retire from office. Subject to the provisions of article 111 the directors retiring in terms of the preceding sentence shall be the directors who have been longest in office since their last election or re-election. As between directors of equal seniority, the directors to retire shall, in the absence of agreement, be selected by lot. Notwithstanding anything herein contained, if at the date of any annual general meeting any director shall have held office for a period of at least 3 (three) years since his last election or re-election, he shall retire at such meeting, either as one of the directors to retire in pursuance of the foregoing or in addition thereto. A retiring director shall act as a director throughout the meeting at which he retires.

91. Retiring directors shall be eligible for re-election, but no person not being a retiring director shall be eligible for election to the office of director at any general meeting unless he, or some member intending to propose him, has not less than 48 (forty-eight) hours (excluding Saturdays, Sundays and public holidays) before the meeting left at the office of the Company a notice in writing duly signed signifying his candidature for the office, or the intention of such member to propose him.

92. / ...

92. If the Company is not a listed company the above provisions relating to rotation of directors shall not apply.

VACATION OF OFFICE

93. The office of director shall, notwithstanding the provisions of any agreement between the Company and the director, be vacated, ipso facto, if the director :

(a) ceases to be a director or becomes prohibited from becoming a director by virtue of any provision of the Act; or

(b) ceases to be a director by virtue of rotation in terms of article 90, unless re-appointed; or

(c) resigns his office by notice in writing to the Company; or

(d) is removed by ordinary resolution of the Company of which special notice has been given, provided that the other formalities prescribed by Section 220 of the Act are complied with; or

(e) is removed by resolution in writing signed by all his co-directors; or

(f) is absent for more than 6 (six) months, without permission of the directors from meetings of directors held during that period, is not represented at any of the said meetings by an alternate director and is removed by resolution in writing signed by a majority of his co-directors; or

(g) becomes insane; or

(h) becomes insolvent or compounds with his creditors or is sequestrated, whether provisionally or finally.

94. Nothing contained in article 93 shall prejudice any claim for damages arising from a breach of any agreement of service entered into between the Company and a director.

ALTERNATE DIRECTORS

95. Each director shall have the power to nominate any person, whether a member of the Company or not, to act as alternate director in his place during his absence or inability to act as such director, provided that the appointment of such alternate director shall be approved by the board.

96. An alternate director, while acting in the place of the director who appointed him, shall exercise and discharge all the powers, duties and functions of the director he represents.

97. / ...

97. Unless the Company so resolves in general meeting, an alternate director shall not be entitled to any remuneration or to receive reimbursement of any expenses which he has incurred while acting in the course of the business of the Company but must look to the director appointing him for such remuneration or reimbursement.

98. An alternate director shall cease to hold office :

(a) when the director who appointed him ceases to be a director; or

(b) when the director who appointed him gives notice to the Company that the alternate director representing him has ceased to do so; or

(c) when the alternate director resigns his office; or

(d) when the alternate director is removed by a resolution signed by all the directors, other than the director who appointed him; or

(e) when the alternate director would, if he were a full director, cease to hold office as director.

DIRECTORS' MEETINGS

CONSTITUTION

99. The directors may meet at such intervals as they may determine from time to time.

100. Where any director wishes to call a meeting of directors at any time other than established in terms of article 99 he shall instruct the secretary to that effect and the secretary shall give notice of the meeting.

101. Every meeting of directors shall, except in a case of urgency, be called on not less than 7 (seven) days' written notice. Every such notice shall state the date, place and time of the meeting.

102. In the case of in any matter requiring urgent attention a meeting of directors may be called on less than 7 (seven) days' notice and such notice may be given in writing or verbally or by telephone, telex or cable, as is practicable in the circumstances.

103. / ...

103. The quorum necessary for the transaction of the business of the directors may be fixed by the directors, and unless so fixed shall be not less than 2 (two).

104. The continuing directors may act notwithstanding any vacancy in their body, but if their number is reduced below the number fixed in terms of these Articles as the minimum number of directors, the continuing directors may act for the purpose of increasing the number of directors to that number or for the purpose of convening a general meeting of the Company, but for no other purpose.

105. The directors may elect a chairman and deputy chairman of the board of directors and determine the period for which they are to hold office, provided that if the Company is a listed company the period of such appointment shall not exceed 1 (one) year. If no such chairman or deputy chairman is elected, or if at any meeting of directors the chairman and failing such chairman, the deputy chairman, is not present within 10 (ten) minutes after the time appointed for holding the meeting, the directors present may elect one of their number to be chairman of the meeting.

106. The directors may regulate and adjourn their meetings as they think fit.

RESOLUTIONS

107. Resolutions shall be determined by a majority of votes of the directors present at a meeting of directors and in the event of an equality of votes the chairman shall only have a second or casting vote if more than 3 (three) directors are present at the meeting.

108. Subject to the provisions of these Articles in regard to the number of directors necessary to form a quorum, a director may authorise any other director to vote for him at any meeting or meetings at which neither he nor any alternate director appointed by him is present. Any director so authorised shall, in addition to his own vote, have a vote for each director by whom he is authorised. Such authority must be granted in writing or given by telex or telegram and any such document, telex or telegram shall be produced at the meeting or at the first of the meetings at which such authority is exercised, and shall be left with the secretary for filing.

CIRCULATED RESOLUTIONS

109. A resolution in writing signed by a quorum of directors who may at the time be present in the town where the office of the Company is situate shall be as valid as if it had been passed at a meeting of

the directors duly held and constituted. Where a director is not so present, but has an alternate who is so present, then such resolution must be signed by the alternate. Any such resolution may consist of several documents in like form, each signed by one or more of the signatories to the resolution. A copy of the resolution of the directors passed in terms of this Article shall be sent to all the directors forthwith after the passing thereof and the resolution shall be entered in the directors' Minute Book and be noted at the next succeeding meeting of the directors.

EXECUTIVE DIRECTORS

110. The directors may from time to time appoint one or more of their body to any executive office in the Company, and may from time to time remove or dismiss the person or persons so appointed and appoint another person or persons in his or their place or places. Every such appointment shall be made by a quorum of disinterested directors. No director shall be appointed to any such office for a period in excess of 5 (five) years at any one time.

111. If a director is appointed to any executive office in the Company the contract under which he is appointed may provide that he shall not for a period of 5 (five) years or for the period during which he continues to hold that office, whichever period is the shorter, be subject to retirement by rotation. In such case he shall not be taken into account in determining the retirement of directors by rotation. Notwithstanding the foregoing, where the Company is a listed company the number of directors who may be appointed to an executive office on the condition that they shall not be subject to retirement by rotation shall not equal or exceed one-half of the total number of the directors at the time of such appointment.

112. The remuneration of executive directors appointed in terms of article 110 shall from time to time be fixed by a quorum of disinterested directors or by the Company in general meeting.

113. The directors may from time to time entrust to and confer upon a managing director or other executive director for the time being such of the powers exercisable under these Articles by the directors as they may deem fit, and may confer such powers either collaterally with or to the exclusion of and in substitution for all or any of the powers of the directors in that behalf, and may from time to time revoke, withdraw, alter or vary all or any of such powers.

114. A person appointed to an executive office in terms of article 110 shall be subject to the like provisions relating to vacation of office as the other directors of the Company, and if he ceases to hold the office of director from any cause he shall ipso facto cease to hold such executive office.

COMMITTEES / ...

COMMITTEES

115. The directors may delegate any of their powers to a committee or committees consisting of such member or members of their body as they think fit. Any committee so formed shall, in the exercise of the powers so delegated conform to any rules issued by the directors from time to time.

116. A committee may elect a chairman of its meetings. If no such chairman is elected, or if at any meeting the chairman is not present within 10 (ten) minutes after the time appointed for holding the same, the members present may elect 1 (one) of their number to be chairman of such meeting.

117. A committee may meet and adjourn as it may think fit. Questions arising at any meeting shall be determined by a majority of votes of the members present, and in the event of an equality of votes the chairman shall have no second or casting vote.

118. Any director who serves on any committee or who devotes special attention to the business of the Company in such capacity may be paid such extra remuneration, in addition to any other remuneration to which he may be entitled as a director, by way of salary or otherwise as a disinterested quorum of directors may determine.

119. Without prejudice to the general powers of the directors the directors may :

(a) appoint persons resident in a foreign country to be a local committee for the Company in that country; remove or suspend such local committee or any members thereof; and fix and vary the remuneration payable to the members of any such committee;

(b) open transfer offices of the Company and close the same at their discretion;

(c) appoint and remove agents to represent the Company for such purposes as the directors may determine;

(d) give such agents the power to appoint substitute agents to act in their place during their absence or inability to act, to remove such substitutes, and to appoint others; and

(e) grant to such committee members or agents power to appoint other persons as co-committee members or joint agents.

120. Each local committee member shall have the power to nominate and appoint from time to time an alternate committee member with full power and authority to act in his place during his absence or

inability / ...

inability to act, and to remove such alternate and to appoint another in his place. All such appointments shall be subject to the approval of the directors. No local committee member or his alternate shall be obliged to be a member of the Company.

121. Any director may act on any local committee appointed in terms of article 119 when present in the country for which the committee is appointed to act, and may take part in the proceedings of such committee and have the same rights and privileges as any member of the committee permanently resident in the country for which the committee is appointed.

AGENTS

122. The directors may at any time and from time to time by power of attorney appoint any person or persons to be the agent or attorney of the Company for such purposes and with such powers, authorities and discretions, not exceeding those vested in or exercisable by the directors under these Articles, and for such period and subject to such conditions as the directors may from time to time think fit, and any such appointment may, if the directors think fit, be made in favour of the members or any of the members of any local committee established under article 119, or in favour of any company or the members, directors, nominees, or managers of any company or firm or in favour of any varying body of persons, whether nominated directly or indirectly by the directors.

123. Any such agent or attorney may be authorised by the directors to delegate all or any of the powers, authorities and discretions for the time being vested in them.

BORROWING POWERS

124. Subject to articles 125 and 127 the directors may from time to time at their discretion raise or borrow or secure the payment of any sum or sums of money for the purposes of the Company as they see fit, and in particular may pass mortgage bonds or issue debentures or debenture stock of the Company whether unsecured or secured by all or any part of the property of the Company, whether present or future.

125. Where the Company is a listed company and is not a subsidiary of a listed company, the aggregate amount owing in respect of moneys so raised, borrowed or secured by the Company and any of its subsidiary companies, exclusive of inter-company borrowings, shall not except with the consent of the Company in general meeting, exceed the aggregate from time to time of the issued and paid-up capital of the Company; together with the aggregate of the amounts standing to the credit of all distributable and non-distributable reserves

(including / ...

(including minority interests in subsidiary companies and provisions for deferred taxation), any share premium accounts of the Company and its subsidiaries certified by the Company's auditors and as attached to or forming part of the last consolidated annual financial statements of the Company which shall have been drawn up to be laid before the Company in general meeting at the relevant time; provided that no such sanction shall be required to the borrowing of any monies intended to be applied and actually applied within 90 (ninety) days in the repayment (with or without any premium) of any monies then already borrowed and outstanding and notwithstanding that such new borrowing may result in the abovementioned limit being exceeded.

126. For the purposes of article 125 "borrowings" shall :-

(a) without limitation, include monetary guarantees executed by the Company or by any controlled company or subsidiary of the Company other than :

(i) guarantees in respect of the borrowing of moneys, where the amount of such borrowing is already included in the aggregate referred to in article 125;

(ii) guarantees of the obligations of any subsidiary where such obligations arise from acts which, if they had been performed by the Company as principal, would not constitute borrowings within the meaning of this Article;

provided that where the guarantees have been executed to secure bank overdraft or other facilities, of a variable nature, such guarantees shall only be deemed to be borrowings to the extent to which such overdraft or other facilities are used from time to time;

(b) not include any borrowing by the Company from any of its subsidiaries or by any of its subsidiaries from the Company or from any other of its subsidiaries.

127. In the event that the Company is a subsidiary of a listed holding company, the total amount owing by the Company in respect of monies so raised, borrowed or secured shall not exceed the amount authorised by its listed holding company.

128. No lender or person dealing with the Company shall be obliged to see or enquire whether the restrictions imposed by articles 125 and 127 are observed.

129. Debentures, debenture stock, bonds and other instruments of debt may be issued at par or at a discount or at a premium, and with any special privileges as to redemption, surrender and drawings, provided that no special privileges as to allotment of shares or stock, attending and voting at general meetings, appointment of directors

or / ...

or otherwise shall be given save with the sanction of the Company in general meeting.

RESERVES

130. The directors may, before declaring or recommending any dividends, set aside out of the amount available for dividends such sum as they think proper as a reserve or an addition thereto. The directors may divide the reserve into such special funds as they think fit, with full power to employ the assets constituting such fund or funds in the business of the Company or they may invest the same upon such investments (other than shares of the Company) as they may select without being liable for any depreciation of or loss in consequence of such investments, whether the same be usual or authorised investments for trust funds or not.

131. The reserve may, at the discretion of the directors, be applicable for the equalisation of dividends or for making provision for exceptional losses, expenses or contingencies or the extension or development of the Company's business or for writing down the value of any of the assets of the Company, or for repairing, improving and maintaining any buildings, plant, machinery or works connected with the business of the Company, or to cover the loss in wear and tear or other depreciation in value of any property of the Company, or for any other purpose to which the profits of the Company may be properly applied, and the directors may at any time divide among the members by way of bonus or special dividends any part of the reserve which in their opinion is not required for the purposes aforesaid, and as may be permitted by the Statutes.

DIVIDENDS

DECLARATION

132. The Company in general meeting or the directors may from time to time declare a dividend to be paid to the members in proportion to the number of their shares.

133. No larger dividend shall be declared by the Company in general meeting than is recommended by the directors, but the Company in general meeting may declare a smaller dividend.

134. No dividend shall be declared except out of the profits of the Company. The declaration of the directors as to the amount of the profits of the Company shall be conclusive.

135. / ...

135. (a) Dividends shall be declared in South African currency provided that the directors shall have power, where any members of the Company reside outside the Republic, to declare a dividend in any other relevant currency subject to such laws or regulations as may be applicable thereto, and in such event to determine the date on which and the rate of exchange at which it shall be converted into the other currency.

(b) No dividend shall bear interest against the Company.

(c) Dividends may be declared either free or subject to the deduction of income tax and any other tax or duty in respect of which the Company may be chargeable.

PAYMENT

136. Dividends shall be payable to shareholders standing registered as at a date to be determined which date shall be subsequent to the date of declaration or the date of confirmation of the dividend, whichever is the later. The period between the later of the said dates and the date of the closing of the transfer registers in respect of the dividend shall where the Company is a listed company, be not less than 14 (fourteen) days.

137. Any dividend declared may be paid and satisfied, either wholly or in part, by the distribution of specific assets, and in particular of shares or debentures of any other company, or in cash, or in any one or more of such ways, as the directors may at the time of declaring the dividend determine and direct. If any difficulty arises in the course of such distribution the directors may settle the manner of distribution as they think expedient, and in particular may assign a value to any specific assets, determine that cash payments shall be made to any members upon the basis of such valuation and vest any such assets in trustees upon trust for the persons entitled to the dividend in such manner as they see fit.

138. Any dividend may be paid by cheque, warrant, coupon or otherwise as the directors may from time to time determine, and may, if paid otherwise than by coupon, be sent by post to the last registered address of the member entitled thereto or, in the case of a joint holding, of the member first named in the register in respect of such holding, or may be sent to any other address specified for the purpose by such member or first named member, as the case may be.

139. The payment of such cheque or warrant or the surrender of any coupon shall be a good discharge to the Company of the obligation to pay the amount specified in such document. In any case where several persons are registered as the joint holders of any share, any one of such persons may give effectual receipt for all dividends and payments on account of dividends in respect of such share.

140. / ...

140. The Company shall not be responsible for the loss of, or any delay in, the transmission of any cheque, warrant or other document sent through the post to the registered address of any member whether or not such document was so sent at the request of such member.

FORFEITURE

141. All unclaimed dividends may be invested or otherwise made use of by the directors for the benefit of the Company until claimed. Any dividend remaining unclaimed for a period of 12 (twelve) years from the date of declaration thereof may be declared by the directors to be forfeited to the Company.

CAPITALISATION

142. The Company may appropriate any sum forming part of the undivided profits which stand to the credit of the reserves of the Company or which are otherwise available for dividend :

(a) in pursuance of a special resolution, to Stated Capital Account in terms of article 19(b);

(b) in pursuance of an ordinary resolution, to a non-distributable reserve designated for the purpose, if such sum does not at such time form part of a non-distributable reserve.

143. The reserves of the Company, including the non-distributable reserves, may at any time be applied in paying up shares of the Company and in issuing such shares to the members of the Company in accordance with the provisions of these Articles relating to the issue of shares. Any such shares may be distributed among existing holders of the class of shares to which such shares belong, pro rata to their existing holdings, or may be dealt with in such other manner as the Company or the directors, as the case may be, may, subject to these Articles, determine.

144. If any difficulty arises in the issue of any shares in terms of article 143 the directors may settle the same as they think expedient, and in particular they may issue certificates, fix the value for distribution of such shares, make cash payments to any holders of shares on the basis of the value so fixed in order to adjust rights, and vest any shares or assets in trustees upon trust for the persons entitled to participate in such issue as may seem just and expedient to the directors.

145. A contract or memorandum shall be filed where appropriate in accordance with Section 93 of the Act and the directors may appoint any person to sign such contract on behalf of the persons entitled to participate in the issue, and such contract may provide for the

acceptance / ...

acceptance by such holders of the shares to be allotted to them respectively in satisfaction of their claims.

PENSION FUNDS

146. The directors may establish and maintain or procure the establishment and maintenance of any non-contributory or contributory pension, provident retirement annuity or superannuation funds for the benefit of, and give or procure the giving of donations, gratuities, pensions, allowances or emoluments to :

(a) any persons who are or were at any time in the employment or service of : the Company; or any company which is a subsidiary of the Company; or any company which is allied to or associated with the Company; or

(b) any persons who are or who were at any time salaried directors or salaried officers of the Company or of any other company referred to in (a) above; and

(c) the wives, widows, families and dependants of any persons specified in (a) or (b).

147. A director shall be entitled to participate in and retain for his own benefit any donation, gratuity, pension, allowance or emolument granted in terms of article 146.

CLUBS AND CHARITIES

148. The directors may establish or subsidise or subscribe to any institutions, associations, clubs or funds calculated to be for the benefit of or to advance the general interests and well-being of the Company or of any companies or persons referred to in article 146, and make payments for or towards the insurance of any such persons, and subscribe or guarantee money for any charitable or benevolent objects or for any exhibition, or for any public, general or useful object, and do any of the matters aforesaid either alone or in conjunction with any other person.

RECORDS

REGISTERS

149. The directors shall keep and maintain a register of members of the Company in one of the official languages of the Republic and an index thereto as provided in Sections 105 and 106 of the Act. In addition to any such register the Company may maintain a branch register under the provisions of Section 107 of the Act.

150. / ...

150. There shall be entered in the register of members :

(a) the names and addresses of the members;

(b) the shares held by each member, distinguishing each share by its denoting number, if any, by its class or kind, and by the amount paid or deemed to be paid thereon;

(c) the date on which the name of any person was entered in the register as a member;

(d) the date on which any person ceased to be a member.

151. The directors shall keep and maintain :

(a) a register of directors and officers of the Company and shall enter therein the particulars required by Section 215 of the Act; and

(b) a register of interests of directors and officers in contracts, in one of the offical languages of the Republic, and shall enter therein the particulars of any declarations of interest made under Sections 234, 235 and/or 237 of the Act; and

(c) a register of interests of directors, past directors, officers and other persons in the shares and debentures of the Company and shall enter therein the particulars of any such interests declared under Section 230 of the Act.

152. The directors shall keep and maintain :

(a) a register of pledges, notarial bonds, mortgage bonds and notarial debentures in accordance with the provisions of Section 127 of the Act; and

(b) a register of debenture holders in accordance with the provisions of Section 128 of the Act.

153. Each of the registers referred to in articles 149, 150, 151 and 152 :

(a) shall be kept at the office or at any office of the Company in the Republic where the work of making up such register is carried out or at the office of an agent of the Company in the Republic where the work of making up such register is carried out;

(b) shall, except in the case of the register of members when such register is closed under the provisions of article 154, be open to the inspection of members during business hours, subject to any reasonable restriction from time to time imposed by the Company in general meeting.

154. / ...

154. The transfer books and register of members may, upon notice being given by advertisement in the Gazette and a newspaper circulating in the district in which the registered office is situate, and in the case of any branch register in the manner required by Section 108 of the Act, be closed during such time as the directors think fit, but not exceeding in total 60 (sixty) days in any year.

MINUTES

155. The directors shall in terms of Sections 204 and 242 of the Act cause minutes of the following matters to be inserted in books kept for the purpose :

(a) all resolutions and other proceedings of any general meeting or any meeting of any class of members of the Company;

(b) all resolutions and other proceedings of any meeting of the directors or of any executive or other committee:

Such minutes shall specify, without limitation, all resolutions to appoint directors and all resolutions passed in terms of article 109 and shall record the names of all directors attending meetings of the directors or of any executive or other committee.

156. Any minutes of a meeting of the Company or of the directors or of any executive or other committee, and any extract therefrom purporting to be signed by any one director and the secretary, shall be receivable in evidence of the matters recorded therein. Any minutes of any resolution made in pursuance of article 109, and any extract therefrom purporting to be signed by any one director and the secretary, shall be receivable in evidence of the matters recorded therein.

ACCOUNTING RECORDS

157. The directors shall cause accounting records to be kept in accordance with Section 284 of the Act.

158. The accounting records referred to in article 157 shall be kept at the office or at such other place or places as the directors may think fit.

159. The accounting records shall be open to inspection by any of the directors at any time. The directors shall from time to time determine whether and to what extent and at what times and places and under what conditions the accounting records of the Company or any of them shall be open to inspection by members not being directors, and, subject to the rights granted to members in terms of the Act, no member other than a director shall be entitled to inspect any of

the / ...

the accounting records or other documents of the Company unless authorised by the directors or by the Company in general meeting.

ANNUAL FINANCIAL STATEMENTS

160. The directors shall from time to time, in accordance with Sections 286 and 288 of the Act, cause to be prepared and laid before the Company in general meeting such annual financial statements, group annual financial statements and group reports, if any, as are referred to in these sections.

161. The directors shall in accordance with Section 303 of the Act, prepare or cause to be prepared half-yearly interim reports, copies of which shall be sent to every member of the Company and to the Registrar.

162. Not less than 21 (twenty-one) days before the date of any annual general meeting a copy of the relevant annual financial statements and group annual financial statements to be laid before such meeting shall be delivered or sent by post to the registered address of every member and debenture holder of the Company and shall also be sent to the Company's auditors and to the Registrar. In addition and simultaneously, where the Company is a listed company, 3 (three) copies of the aforesaid financial statements shall be forwarded to The Johannesburg Stock Exchange. Nothing contained in this Article shall impose a duty on the directors to send copies of such documents to any person whose address is not known to the Company or, where any shares or debentures are jointly held, to more than one of the joint holders of such shares or debentures.

AUDIT

163. An auditor or auditors shall be appointed in accordance with Chapter X of the Act. An auditor may be a member of the Company but no person shall be eligible to be appointed as an auditor of the Company who has any interest otherwise than as a member, in any transaction to which the Company is a party, or who holds any office in the Company other than that of auditor, whether as director, manager, secretary or otherwise. If an auditor during his term of office as auditor, acquires an interest, or is appointed to an office, which renders him ineligible for appointment as an auditor, then such person shall ipso facto cease to be an auditor of the Company.

164. An auditor of the Company shall, subject to the provisions of the Act and of article 163, hold office until another appointment or other appointments to the office shall be made at a general meeting of the Company.

165. / ...

165. Any casual vacancy occurring in the office of auditor may be filled up by the directors and any person so appointed shall, subject to the provisions of Sections 275, 277 and 278 of the Act, continue in office until the first general meeting held after the appointment of such person, provided that if such general meeting fails to appoint an auditor in the place of the auditor whose office was vacated and if the person appointed by the directors to fill the place of such person be the only existing auditor of the Company, then such person may continue in office until such time as the Company in general meeting appoints an auditor or auditors or until the directors appoint some other person to fill the casual vacancy.

166. The remuneration of the auditors shall be fixed by the directors.

167. At least once in every year the accounting records of the Company shall be audited. For this purpose :

(a) the auditors shall be supplied with copies of the annual financial statements intended to be laid before the Company in general meeting;

(b) the auditors shall at all times have access to the books and accounts of the Company;

(c) the auditors may, for the purposes of the audit, examine the directors or officers of the Company.

In addition to such audit the auditors shall make a report to the members in compliance with the Act.

168. If the Company is a holding company as defined in Section 1 of the Act, then the directors' report which is included in the consolidated or group annual financial statements issued by the Company in terms of the Act shall disclose :

(a) full details of all matters material to an understanding of the state of affairs and business of the Company and the profit and loss earned or incurred by the Company and its subsidiary companies, if any;

(b) the matters prescribed by Schedule 4 of the Act where these are applicable; and

(c) where the Company is a listed company, full details of all special resolutions and resolutions (excluding resolutions of a routine nature passed in the normal course of business) passed at general meetings of the Company's subsidiary companies since the date of the previous annual financial statements of the Company.

169. / ...

169. The financial statements of the Company for any year, where certified by the auditors and laid before a general meeting, shall be deemed to be correct, and shall not in any case be re-opened, provided that if any error is discovered in such statements within a period of 3 (three) months following such general meeting, then such statements shall forthwith be corrected and re-certified by the auditors and thenceforth shall be deemed to be correct.

NOTICES

BY HAND OR BY POST

170. Subject to the provisions of articles 173 and 174 any notice to be given by the Company to a member shall be given by hand or sent by post by a prepaid letter addressed to the registered address of such member.

171. Where notice is to be given by hand or by post then :

(a) in the case of the joint holders of any share, such notice shall be effected by giving notice to the joint holder whose name appears first in the register of members in respect of such share; and notice so given shall be sufficient notice to all the holders of such share;

(b) in the case of any share registered in the name of a member who is a minor, or subject to the marital power, or insolvent, or deceased or for whom a curator bonis has been appointed or is under judicial management or is in liquidation, notice may be given by hand to the person claiming to be entitled to the share in consequence of such state of affairs or may be sent by post in a prepaid letter addressed to such person by name, or by the title of representative of the deceased, or trustee of the insolvent or by any like description, at any address supplied for the purpose by such person, provided that if no such address has been supplied, notice may be given in the manner in which the same might have been given had such state of affairs not existed.

172. Any notice or document delivered or sent by post or left at the registered address of any member in pursuance of these Articles shall, notwithstanding that such member be then deceased, and whether or not the Company has received notice of his decease, be deemed to have been duly served in respect of any shares, whether held solely or jointly with other persons, unless some other person be registered in his stead as a holder or joint holder thereof, and such service shall, for all purposes, be deemed to be sufficient notice to his or her heirs, executors or administrators and/or to any joint holder of such shares..

BY / ...

BY ADVERTISEMENT

173. Notice to the holder of a share warrant shall, unless the conditions of issue provide that such holder shall receive notices by hand or by post, be given by advertisement.

174. Where any notice is required by these Articles to be given by the Company to the members or any of them such notice may be given by advertisement.

175. Any notice which must be given, or which may be given by advertisement shall, subject to the provisions of the Act, be inserted in a newspaper circulating in Johannesburg and, if the registered office of the Company is situated outside the Transvaal, in a newspaper circulating in the town or district in which the registered office of the Company is situated; provided that where a branch register or transfer office has been established, such advertisement shall also be inserted in at least one newspaper circulating in the district in which such branch register or transfer office is located.

PROCEDURE

176. In every notice calling a meeting of the Company or of any class of members of the Company there shall appear with reasonable prominence a statement that a member entitled to attend and vote is entitled to appoint a proxy to attend and vote in lieu of such person, and that a proxy need not also be a member.

177. Any notice by post shall be deemed to have been served at the time when the letter containing the same was posted, and in proving the giving of the notice by post it shall be sufficient to prove that the letter, envelope or wrapper containing the notice was properly addressed and posted.

178. Where a given number of days notice or notice extending over any period is required to be given, the day of service shall not, unless it is otherwise provided, be counted in such number of days or period.

179. Every person who by operation of law, transfer or other means whatsoever, shall become entitled to any share shall be bound by every notice in respect of such share which, prior to the date on which his name and address is entered on the register, is given to the person from whom he derives his title to such share.

NOTICE / ...

NOTICE OF GENERAL MEETINGS

180. Notice of a general meeting shall be given :

(a) to every member of the Company except any member who has not supplied to the Company a registered address for the giving of notices;

(b) to every person entitled to a share in consequence of the death or insolvency of a member;

(c) to the directors and the auditor for the time being of the Company; and

(d) by advertisement to the holders of share warrants to bearer.

No other person shall be entitled to receive notice of general meetings.

VALIDITY OF ACTS

181. Accidental omission to give notice of any general meeting to any member of the Company or the non-receipt of such notice by any member shall not invalidate any resolution passed at any such meeting.

182. All acts done at any meeting of the directors or at any executive or other committee of the directors, or by any person acting as a director, shall, notwithstanding that it shall afterwards be discovered that there was some defect in the appointment of the director or persons acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified to be a director.

183. No provision of these Articles and no regulation prescribed by the Company in general meeting shall retrospectively invalidate any prior act of the directors which would have been valid had such article or regulation not been enacted.

WINDING-UP

184. If the Company is wound-up, then the assets remaining after payment of all the debts and liabilities of the Company, including the costs of liquidation, shall be applied to repay to the members the amount paid up on the issued capital of the Company and thereafter the balance shall be distributed to the members in proportion to their respective shareholdings; provided that the provisions of this Article shall be subject to the rights of the holders of any shares issued upon special conditions.

185. / ...

135. Any part of the assets of the Company, including any shares or securities of other companies, may on a winding-up, and with the sanction of a special resolution of the Company, be paid to the members of the Company in specie, or may be vested in trustees for the benefit of such members, and the liquidation of the Company may thereupon be concluded and the Company dissolved.

LIABILITY

136. Subject to the provisions of Sections 247 and 248 of the Act, every director, manager, auditor or secretary and other officer or employee of the Company shall be indemnified and held harmless by the Company against, and it shall be the duty of the directors out of the funds of the Company to pay, all costs, losses and expenses, including travelling expenses, which any such officer or employee may incur or become liable to pay by reason of any contract entered into, or any act or omission done or omitted to be done by him in the discharge of his duties or in his capacity as such officer or employee.

137. Subject to the provisions of the Act, no director, manager, secretary or other officer or employee of the Company shall be liable for any act or omission of any other director, manager, secretary or other officer or employee of the Company; or for joining in any receipt or other act; or for any loss or expense suffered by the Company in consequence of any absence of, or any defect in, any title to any property acquired by order of the directors for or on behalf of the Company; or for any absence of, or defect in, any security upon which any of the moneys of the Company shall be invested; or for any loss or damage arising from the insolvency or delictual act of any person with whom any moneys, securities or assets shall be deposited; or for any loss or damage occasioned by any error of judgment or oversight on the part of such director, manager, secretary or other officer or employee; or for any other loss, damage or misfortune whatever which shall happen in or in relation to the execution of his office or employment, unless the same be attributable to his own negligence, default, breach of duty or breach of trust.

Form CM44C

Signatories to Articles of Association

Particulars of Subscriber	Date and signature of Subscriber
1. Full names FRANK DAVID WARNER PEACHEY Occupation COMPANY SECRETARY Residential address 17 CRAIG STREET CONSTANTIA KLOOF FLORIDA 1709 Business address THE CORNER HOUSE 63 FOX STREET JOHANNESBURG 2001 Postal address P O BOX 62370 MARSHALLTOWN 2107	30 OCTOBER 1992 F D W Peachey F D W PEACHEY

Particulars of Witness	Date and signature of Witness
Full names DAPHNE EVA HOLDING Occupation PRIVATE SECRETARY Residential address 30 1ST AVENUE EAST PARKTOWN NORTH 2193 Business address THE CORNER HOUSE 63 FOX STREET JOHANNESBURG 2001 Postal address P O BOX 62370 MARSHALLTOWN 2107	30 OCTOBER 1992 D E Holding

Particulars of Subscriber		Date and signature of Subscriber
2.	Full names JONATHAN PATRICK STRAIN TURNER Occupation CHIEF EXECUTIVE OFFICER Residential address 23 JUKSKEI DRIVE RIVER CLUB SANDTON 2149 Business address THE CORNER HOUSE 63 FOX STREET JOHANNESBURG 2001 Postal address P O BOX 62370 MARSHALLTOWN 2107	30 OCTOBER 1992 J P S TURNER

Particulars of Witness		Date and signature of Witness
	Full names DAPHNE EVA HOLDING Occupation PRIVATE SECRETARY Residential address 30 1ST AVENUE EAST PARKTOWN NORTH 2193 Business address THE CORNER HOUSE 63 FOX STREET JOHANNESBURG 2001 Postal address P O BOX 62370 MARSHALLTOWN 2107	30 OCTOBER 1992

Particulars of Subscriber		Date and signature of Subscriber
3.	Full names DAVID ASHWORTH Occupation MANAGING DIRECTOR Residential address 86 WESTCLIFF DRIVE PARKTOWN JOHANNESBURG 2193 Business address THE CORNER HOUSE 63 FOX STREET JOHANNESBURG 2001 Postal address P O BOX 62370 MARSHALLTOWN 2107	30 OCTOBER 1992 [signature] D ASHWORTH

Particulars of Witness		Date and signature of Witness
	Full names DAPHNE EVA HOLDING Occupation PRIVATE SECRETARY Residential address 30 1ST AVENUE EAST PARKTOWN NORTH 2193 Business address THE CORNER HOUSE 63 FOX STREET JOHANNESBURG 2001 Postal address P O BOX 62370 MARSHALLTOWN 2107	30 OCTOBER 1992 [signature]

Particulars of Subscriber	Date and signature of Subscriber

4. Full names
MICHAEL ROBERT HEYNS

30 OCTOBER 1992

M R HEYNS

Occupation
FINANCIAL DIRECTOR

Residential address
57 LOWER PARK DRIVE
PARKWOOD
JOHANNESBURG 2193

Business address
THE CORNER HOUSE
63 FOX STREET
JOHANNESBURG 2001

Postal address
P O BOX 62370
MARSHALLTOWN 2107

Particulars of Witness	Date and signature of Witness

Full names
DAPHNE EVA HOLDING

30 OCTOBER 1992

D E Holding

Occupation
PRIVATE SECRETARY

Residential address
30 1ST AVENUE EAST
PARKTOWN NORTH 2193

Business address
THE CORNER HOUSE
63 FOX STREET
JOHANNESBURG 2001

Postal address
P O BOX 62370
MARSHALLTOWN 2107

Particulars of Subscriber	Date and signature of Subscriber
5. Full names EDWIN BARRY CROCKER Occupation MANAGER Residential address 10 WILFRED AVENUE ALAN MANOR MONDEOR JOHANNESBURG 2091 Business address THE CORNER HOUSE 63 FOX STREET JOHANNESBURG 2001 Postal address P O BOX 62370 MARSHALLTOWN 2107	30 OCTOBER 1992 E B CROCKER

Particulars of Witness	Date and signature of Witness
Full names DAPHNE EVA HOLDING Occupation PRIVATE SECRETARY Residential address 30 1ST AVENUE EAST PARKTOWN NORTH 2193 Business address THE CORNER HOUSE 63 FOX STREET JOHANNESBURG 2001 Postal address P O BOX 62370 MARSHALLTOWN 2107	30 OCTOBER 1992 DEHolding

Particulars of Subscriber	Date and signature of Subscriber

6. Full names
JOHN DE VILLIERS BERRY

30 OCTOBER 1992

Occupation
LEGAL & COMMERCIAL MANAGER

Residential address
31 PHOENIX STREET
KENSINGTON
JOHANNESBURG 2094

J D V BERRY

Business address
THE CORNER HOUSE
63 FOX STREET
JOHANNESBURG 2001

Postal address
P O BOX 62370
MARSHALLTOWN 2107

Particulars of Witness	Date and signature of Witness

Full names
DAPHNE EVA HOLDING

30 OCTOBER 1992

Occupation
PRIVATE SECRETARY

Residential address
30 1ST AVENUE EAST
PARKTOWN NORTH 2193

Business address
THE CORNER HOUSE
63 FOX STREET
JOHANNESBURG 2001

Postal address
P O BOX 62370
MARSHALLTOWN 2107

Particulars of Subscriber	Date and signature of Subscriber
7. Full names DENNIS MARK BRISTOW Occupation MANAGER Residential address 4 EGRET CLOSE LITTLE FOURWAYS FOURWAYS 2055 Business address THE CORNER HOUSE 63 FOX STREET JOHANNESBURG 2001 Postal address P O BOX 62370 MARSHALLTOWN 2107	30 OCTOBER 1992 D M BRISTOW

Particulars of Witness	Date and signature of Witness
Full names DAPHNE EVA HOLDING Occupation PRIVATE SECRETARY Residential address 30 1ST AVENUE EAST PARKTOWN NORTH 2193 Business address THE CORNER HOUSE 63 FOX STREET JOHANNESBURG 2001 Postal address P O BOX 62370 MARSHALLTOWN 2107	30 OCTOBER 1992 D E Holding

THE COMPANIES ACT, 1973
(AS AMENDED)

COMPANY LIMITED BY SHARES

RANDGOLD PROSPECTING & MINERAL HOLDINGS LIMITED
(Registration number 92/06523/06)

Certificate of Incorporation (Copy)
Memorandum of Association (Copy)
Articles of Association (Copy)

Exhibit 19

I, the undersigned in my capacity as Chairman of

hereby certify that this is a true copy of the Articles of Association adopted by Special Resolution passed at the General Meeting of members held on

THE COMPANIES ACT, 1973
(As amended)

COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

of

RAND MINES LANDS LIMITED

(As adopted by Special Resolution passed on the)

INDEX TO ARTICLES OF ASSOCIATION

of

Alternate / ...

REPUBLIC OF SOUTH AFRICA

COMPANIES ACT, 1973
(as amended)

ARTICLES OF ASSOCIATION OF A COMPANY HAVING
A SHARE CAPITAL NOT ADOPTING SCHEDULE 1

(Section 60(1) : regulation 18)

change wef 1/1/2001

Registration No. of Company
1925/00437/06.

Name of Company :

("the Company")

TABLES "A" AND "B"

A. The Articles of Table "A" and Table "B" contained in Schedule 1 to the Companies Act, 1973, shall not apply to the Company.

B. The Articles of the Company are as follows :

INTERPRETATION

1. In the interpretation of these Articles and unless inconsistent with the context, words signifying the singular number shall include the plural and vice versa, and words importing persons shall include companies and corporations and words signifying the masculine gender shall include the feminine gender and words defined in the Statutes shall have the meaning there assigned to them unless the context otherwise indicates, and the following words and expressions shall have the following meanings unless excluded by the subject or context, namely :-

(a) "Act" means the Companies Act No. 61 of 1973, as amended from time to time;

(b) "agent" means an agent duly appointed under general or special power of attorney;

(c) "director" includes any person occupying the position of director or alternate director of a company, by whatever name he may be designated, or the directors acting as a board;

(d) "Gazette" means the Government Gazette of the Republic;

(e) "listed company" means a company any of whose shares are listed on The Johannesburg Stock Exchange;

(f) "member" means a registered holder of shares in the Company;

(g) "Memorandum" means the Memorandum of Association of the Company;

(h) "office" means the registered office for the time being of the Company;

(i) "representative" means a representative of a company or other body corporate appointed in terms of Section 188 of the Act;

(j) "Republic" means the Republic of South Africa as existing from time to time;

(k) "transfer office" means the office for the time being of the transfer secretaries or of the United Kingdom registrars and transfer agents;

(l) "writing" means any writing however produced or communicated, including a telex or telegram, and appearing in any one or

more / ...

more forms of any kind, including manuscript, typescript, print, lithograph and photography;

(m) "year" means the Company's financial year and "month" means a calendar month;

(n) "shares" and "debentures" mean respectively the shares and debentures from time to time of the Company;

(o) the headings appearing herein are inserted for reference purposes only and shall not affect the interpretation of these Articles.

ALLOTMENT AND ISSUE OF CAPITAL

2. Shares may, subject to the provisions of articles 4 to 19 inclusive, be allotted and issued by the Company to such persons, at such times, on such terms and conditions and with such preferred, deferred or other rights and with such restrictions in regard to dividend, voting, return of share capital or otherwise as the Company in general meeting may determine.

3. The Company in general meeting may delegate to the directors, to such extent and on such conditions as the Company may, in its sole discretion, see fit, the power conferred on the Company in terms of article 2 to prescribe to whom, at what time or times and on what terms and conditions any unissued shares, or certain specified unissued shares, may be allotted and issued. Such delegated power shall be subject to the restrictions contained in Sections 221 and 222 of the Act.

4. The Company may, before the issue of any new shares, determine that the same or any of them shall be offered in the first instance and either at par or at a premium or at a stated value in respect of shares having no par value, to all the members in proportion to the amount of the capital held by them, or make any other provision as to the allotment and issue of the new shares.

5. Except insofar as is otherwise provided by the conditions of issue or by these Articles, any capital raised by the creation of new shares shall be considered part of the original capital, and shall be subject to the provisions herein contained with reference to transfer and transmission and otherwise.

6. Nothing contained in these Articles shall preclude the directors from allowing the allotment of any shares to be renounced in favour of some other person.

7. / ...

7. Shares may be issued at par or at a premium or, subject to Section 81 of the Act, at a discount, or may be issued at a stated value in respect of shares having no par value.

8. No partly paid-up shares shall be allotted or issued except in terms of Section 92 of the Act.

9. Where the Company issues shares at a premium, whether for cash, or otherwise, a sum equal to the aggregate amount or value of the premiums on those shares shall be transferred to an account to be called the Share Premium Account.

10. Subject to any restrictions contained in Section 80 of the Act, the Company may at any time pay a commission to any person in consideration for subscribing or agreeing to subscribe (whether absolutely or conditionally) for any shares in the Company or procuring or agreeing to procure any subscription (whether absolutely or conditionally) for any shares in the Company. Such commission shall not exceed 10% (ten per centum) of the issue price of such shares and may be paid or agreed to be paid out of capital or out of profit, whether current or carried forward or standing to reserve, or out of both capital and profit. Any such commission may be satisfied in whole or in part in fully paid-up shares in the Company, provided that no such commission, or any portion thereof, shall be paid in shares without the prior approval of the Company in general meeting.

11. Where shares are issued for the purpose of raising money to defray expenses incurred in the construction or provision of any works, buildings or plant, then, if such works, buildings or plant, as the case may be, cannot be made profitable for a lengthy period, interest may (subject to any restrictions contained in Section 79 of the Act), be paid at a rate to be determined by the Company, or by the directors. Such interest shall not exceed any maximum rate permitted in terms of Section 79 of the Act.

12. No shares shall be issued which are, or which at the option of any party are, liable to be redeemed, other than preference shares.

13. Where the Company issues, for cash, shares having no par value, the entire proceeds of the issue of the shares shall be transferred to the Stated Capital Account.

14. If shares having no par value are issued by the Company for a consideration other than cash, a sum equal to the value of the consideration as determined by the directors shall be transferred to the Stated Capital Account.

15. / ...

15. The Share Premium Account and the Stated Capital Account may be applied by the Company in writing off :

(a) the preliminary expenses of the Company;

(b) the expenses of, or the commission paid on, the creation or issue of any shares created or issued for cash or for a consideration other than cash.

16. No new capital may be issued in the form of stock but paid-up shares may be converted into stock in terms of article 19(j).

17. The rights, privileges and advantages enjoyed by any number of shares converted to stock shall accrue to the stock arising from such conversion and shall be enjoyed by the several stockholders in proportion to the quantities of stock respectively held by them. Notwithstanding the foregoing, at any meeting of the members of the Company and at any meeting of any class of members of the Company :

(a) on a show of hands, no stockholder shall be entitled to vote unless the stock held by him is proportionally equivalent to at least one of the shares from which such stock arises; and

(b) on a poll, each stockholder shall have the same number of votes as if such stock consisted of as many units of equivalent number and value as the number and par value of the shares so converted.

Save as aforesaid and subject to article 18, all the provisions contained in these Articles shall, as far as circumstances permit, apply to stock as well as to shares.

18. The several holders of any stock may transfer their respective interests therein, or any part of such interests, in such manner as the Company in general meeting shall direct, but in default of such directive then in the same manner and subject to the same regulations as and subject to which any paid-up shares may be transferred, or as near thereto as circumstances will permit. The directors may from time to time, if they think fit, fix the minimum amount of stock transferable.

ALTERATION OF CAPITAL

19. The Company may by special resolution :

(a) increase its authorised share capital by such sum divided into shares of such amount or by such number of shares of no par value as the resolution shall prescribe;

(b) increase its paid-up share capital constituted by shares of no par value by transferring reserves or profits to the Stated

Capital / ...

Capital Account, with or without an issue of shares, but no such shares shall be issued except to the extent authorised by the Memorandum;

(c) consolidate and divide all or any part of its shares having a par value into shares of a larger amount than its existing shares having a par value;

(d) increase the number of its no par value shares without an increase of its stated capital;

(e) sub-divide all or any part of its shares having a par value into shares of smaller amount than its existing shares having a par value;

(f) convert all of its ordinary or preference share capital consisting of shares having a par value into stated capital constituted by shares of no par value; provided that there shall be transferred to the Stated Capital Account :

(i) the whole of such ordinary or preference share capital, as the case may be; and

(ii) the whole of the share premium account or that part thereof attributable to the shares so converted;

(g) convert its stated capital constituted by ordinary or preference shares of no par value into share capital consisting of shares having a par value; provided that there shall be transferred to the Share Capital Account or Accounts of the Company the whole of the Stated Capital Account or that part thereof attributable to the shares so converted; fractions, fractional surpluses or amounts arising in respect of the nominal share capital or the Stated Share Capital may be rounded off but material reductions shall be placed to a non-distributable reserve;

(h) vary the rights attached to any shares whether issued or not yet issued;

(i) convert any of its issued or unissued shares into shares of another class;

(j) convert any of its paid-up shares into stock, and reconvert any stock into any number of paid-up shares of any denomination; or

(k) convert any of its issued shares into preference shares which can be redeemed, subject to the provisions of Section 99 of the Act.

20. If at any time the issued share capital is divided into different classes of shares, the rights attached to any class, unless otherwise provided by the terms of issue of that class, may not be varied except with the consent in writing of the holders of not less than three-fourths of the issued shares of that class or with the

sanction / ...

sanction of a resolution passed at a separate general meeting of the holders of shares of that class, and the provisions of Section 199 of the Act and the provisions of these articles shall mutatis mutandis apply to the said resolution and meeting as if the resolution were a special resolution and the meeting were a general meeting of the Company. Notwithstanding the foregoing, the quorum of such a meeting shall be at least 3 (three) members, or 75% (seventy five per centum) of the members of that class, whichever is the lesser, present in person or by their representatives, agents or proxies, holding at least one half of the issued shares of that class. A share shall be a share of a different class from another share if the two shares do not rank pari passu in every respect.

REDUCTION OF CAPITAL

21. The Company may from time to time, by special resolution, reduce the share capital authorised by its Memorandum, or reduce its issued share capital, including, without limitation, any stated capital, capital redemption reserve fund and share premium account, in any way authorised by law.

22. In particular and without prejudice to the generality of the power in article 21, the Company may by special resolution :-

(a) cancel shares, which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person, and diminish the amount of the authorised or issued share capital by the amount of the shares so cancelled;

(b) with or without extinguishing or reducing the liability on any of its shares :

(i) cancel any issued share capital which is lost, or unrepresented by available assets; or

(ii) pay off any issued share capital which is in excess of the requirements of the Company; or

(c) redeem any redeemable preference shares of the Company.

MEMBERSHIP

TITLE TO SHARES

23. The registered holder or holders of any shares shall, during his or their respective lifetimes and while not subject to any legal incapacity, be the only person or persons recognised by the Company as having any right to or in respect of such shares and, in particular, the Company shall not be bound to recognise :

(a) / ...

(a) that the registered holder or holders hold such shares upon trust for, or as the nominees of, any other person; or

(b) that any person, other than the registered holder or holders, holds any contingent, future or partial interest in such shares or any interest in any fractional part of any of such shares.

24. Where any share is registered in the names of two or more persons they shall be deemed to be joint holders. Accordingly where any member dies, the survivor or survivors, where the deceased was a joint holder, and the executor of the deceased, where the deceased was the sole holder, shall be the only persons recognised by the Company as having any right to the interest of the deceased in any shares of the Company.

25. The Company may enter in the register as a member, nomine officii, of the Company, the name of any person who submits proof of his appointment as the executor, administrator, trustee, curator or guardian in respect of the estate of a deceased member of the Company or of a member whose estate has been sequestrated or of a member who is otherwise under disability or as the liquidator of any body corporate in the course of being wound up which is a member of the Company, and any person whose name has been so entered in the register shall be deemed to be a member of the Company.

26. A person producing evidence of his entitlement to any shares in terms of article 25 shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the shares, except that he shall not, before being registered as a member in respect of such shares, be entitled to vote in respect of such shares at any general meeting, or at any meeting of the holders of that class of shares to which such shares belong, except in terms of the provisions of article 65 (b) and (c).

SHARE CERTIFICATES

27. Every person whose name is entered in the register of members as the holder of shares of any class and every person who transfers a part of his holding of shares of any class shall be entitled to receive within 21 (twenty-one) days after allotment or lodgment for transfer 1 (one) certificate for all, or for the balance of, his shares of that class, as the case may be. The Company may at its discretion adopt the certification procedure provided for in Section 136 of the Act. A certificate for any shares registered in the names of two or more persons shall be delivered to the person first named in the register as a holder thereof, and such delivery shall satisfy the entitlement of all joint holders of such shares to share certificates in pursuance of this article. If a share certificate is defaced, lost or destroyed, it may be renewed on

payment / ...

payment of such fee, if any, not exceeding R2,00 (two Rand) and on such terms, if any, as to evidence and indemnity as the directors may think fit.

28. Certificates of title to shares, options on shares, or other documents of title shall be issued under the authority of the directors, or under the authority of any local committee duly authorised by resolution of the directors, in such manner and form as the directors shall, subject to articles 29, 30 and 31, from time to time prescribe.

29. Every certificate of title to shares or options on shares shall specify the number and type of shares in respect of which they are issued.

30. If any shares are numbered, all such shares shall be numbered in numerical progression beginning with the number one and each share certificate shall specify the numbers of the shares in respect of which it is issued. If any shares do not have distinguishing numbers, each certificate in respect of such shares shall be numbered in numerical progression and shall be distinguished by its appropriate number.

31. The certificates of title to shares and debentures and to options on shares and debentures shall be issued under the authority of the directors, or of a local committee when authorised thereto by the directors, in such manner and form as the directors may from time to time prescribe. Such certificates shall bear the signature of two directors and of the secretary or transfer secretary or of two members of a local committee and of the local secretary or transfer secretary or, alternatively, shall be under the seal of the company and shall bear the signature of one director and of the secretary or transfer secretary or of one member of a local committee and of the local secretary or transfer secretary. All such signatures shall be autographic unless the directors by resolution shall determine that the said signatures generally or in any particular case shall be affixed by some method of mechanical signature which is controlled by the internal or external auditors or transfer auditors or bankers of the company or such other person as may be acceptable to any stock exchange upon which the company's shares may from time to time be listed or quoted.

SHARE WARRANTS

32. The directors or, if so authorised, any local committee appointed by them, may issue warrants relating to fully paid-up shares, stating that the bearer is entitled to the shares therein specified, and may provide, by coupons or otherwise, for the payment of future dividends on the shares represented by such warrants. The directors may from time to time determine the terms and conditions upon which share warrants shall be issued.

33. (a) The bearer of a share warrant may at any time deposit the warrant at the transfer office of the Company, and while the warrant remains deposited the depositor shall have the same right to sign a requisition to call a meeting of the Company, and to attend, vote and exercise the other privileges of a member at any meeting as if his name were inserted in the register of members as the holder of the shares included in the deposited warrant, provided that such share warrant shall

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be deposited at the transfer office not later than 48 (forty-eight) hours (Saturdays, Sundays and public holidays excluded) before the meeting. Not more than one person shall be recognised as depositor of the share warrant. The Company shall, on written request, return the deposited share warrant to the depositor.

(b) Except in terms of paragraph (a), no bearer of a share warrant shall sign a requisition to call a meeting of the Company, or shall attend, vote or exercise any other privilege of a member at a meeting of the Company, or be entitled to receive any notices from the Company; but the bearer of a share warrant shall be entitled in all other respects to the same privileges and advantages as if he were named in the register of members as the holder of the shares included in the warrant.

(c) The bearer of a share warrant shall be entitled, on surrendering it for cancellation, to have his name entered as a member in the register of members.

34. The directors may from time to time determine :

(a) the conditions upon which any new share warrants or coupons may be issued in place of warrants worn out, defaced or destroyed; provided however, that no new share warrant shall be issued in place of one alleged to be lost unless and until it be proved to the satisfaction of the directors to have been destroyed; and

(b) the conditions upon which any share warrant may be surrendered for cancellation with a view to entering the name of the holder in the register of members and issuing in place of such share warrant a share certificate or certificates in respect of the shares in question.

The holder of a share warrant shall be bound by any determination by the directors in terms of this article 34 for the time being in force whether made before or after the issue of such warrant.

35. A share warrant shall be transferred by delivery of the warrant and not by instrument of transfer, and the provisions of articles 36 to 39 inclusive shall not apply to share warrants.

INSTRUMENTS OF TRANSFER

36. Any member may transfer all or any of his shares by instrument in writing in any usual or common form or any other form which the directors may approve.

37. Every such instrument shall be executed by the transferor, or if the directors determine, by the transferor and the transferee, and

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the transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the register of members in respect thereof.

38. Every power of attorney given by a member authorising the transfer of shares, shall, when lodged, produced or exhibited to the Company or any of its officers, be deemed as between the Company and the grantor of the power to continue and remain in full force and effect, and the Company may allow that power to be acted upon until such time as express notice in writing of its revocation has been lodged at the transfer office. Notwithstanding receipt of such notice of revocation the Company shall be entitled to give effect to any instrument of transfer which is certified by an official of the Company to have been received by the Company prior to the receipt of such revocation provided that such instrument would, but for such revocation, have been validly and regularly executed. The Company shall not be bound to allow the exercise of any act or matter by an agent for a member unless a duly certified copy of that agent's authority be produced and lodged with the Company.

39. Every instrument of transfer shall be left at the transfer office accompanied by a certificate of the shares to be transferred unless such instrument of transfer has been certified in terms of Section 136 of the Act. The directors may dispense with the production of the certificate on good cause being shown. The directors may decline to recognise any instrument of transfer unless :

(a) the instrument of transfer is accompanied by the share certificate to which it relates, (or is certified in terms of Section 136 of the Act), and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer; and

(b) the share transfer duty thereon has been paid.

All instruments of transfer which shall be registered shall be retained by the Company, but any instrument of transfer which the directors may decline to register shall, except in the case of fraud, be returned, on demand, to the person depositing the same.

GENERAL MEETINGS

CONSTITUTION

40. The Directors may at any time convene general meetings of the Company. The directors shall convene a general meeting upon the requisition of members in terms of Section 181 of the Act. The members empowered by Section 180 of the Act may convene a general meeting in terms of that section.

41. / ...

41. (a) The Company shall hold its first annual general meeting within 18 (eighteen) months after the date of its incorporation and thereafter it shall hold an annual general meeting in respect of each financial year; provided that not more than 15 (fifteen) months shall elapse between the date of one annual general meeting and that of the next, and that an annual general meeting shall be held within 6 (six) months after the expiration of each financial year of the Company. Other general meetings of the Company may be held at any time.

(b) Notwithstanding the provisions of article 41(a), if the Company is not a listed company, the Company shall not be required to hold an annual general meeting if all the members entitled to attend and vote at an annual general meeting sign a resolution in accordance with the provisions of Section 179 of the Act before the expiration of the time limits referred to in article 41(a).

42. An annual general meeting or any other general meeting shall be held at such time and place as the directors shall appoint unless the meeting is convened under Sections 179, 181, 182 or 183 of the Act, in which case such meeting shall be held at such time and place, and subject to such conditions, as may be determined in pursuance of such sections.

43. An annual general meeting and a meeting called for the passing of a special resolution shall be called by not less than 21 (twenty-one) clear days' notice in writing and any other general meeting shall be called by not less than 14 (fourteen) clear days' notice in writing, so that the notice period shall not include the day on which it is served, or deemed to be served, or the date on which the meeting is to be held. A meeting may be called by shorter notice and shall be deemed to have been duly called if it is so agreed by a majority in number of the members having a right to attend and vote at the meeting, being a majority holding not less than 95% (ninety-five per centum) of the total voting rights of all members.

44. Notwithstanding the provisions of article 43 no resolution requiring special notice shall be effective unless notice of the intention to move such resolution has been given to the Company not less than 28 (twenty-eight) days before the meeting at which it is to be moved, and unless notice of the resolution is given by the Company to the members in accordance with the provisions of Section 186 of the Act. Notwithstanding the foregoing, if notice of an intention to move a special resolution is given to the Company before the Company issues notice to its members calling a general meeting, then such notice of intention to move such resolution shall be deemed to be validly given even if the meeting is called for a day 28 (twenty-eight) days or less after such notice of intention to move such resolution is given to the Company.

45. / ...

45. Any notice calling a general meeting which is given by the Company to its members shall specify the place, the day and the time of the meeting and shall be given in the manner hereinafter specified or in such other manner, if any, as may be determined by the directors or by the Company in general meeting. Such notice shall comply with the provisions of Section 189 of the Act. If the Company maintains a branch register, then notice of the meeting may, in the case of members whose names are entered on the branch register, be given from the transfer office where such branch register is kept.

46. If the Company is a listed company notice of all general meetings shall be given to the Manager (Listings) of The Johannesburg Stock Exchange at the same time as such notice is given to members.

47. The Company shall, on the requisition in writing of such number of members as is specified in the Act, and unless the Company otherwise resolves, at the expense of the requisitioners, give to members entitled to receive notice of any annual general meeting, notice of any resolution which is to be moved at that meeting and circulate to such members any statement prepared by the requisitionists relating to the matter referred to in the proposed resolution or to the business to be dealt with at that meeting, provided that such notice does not exceed one thousand words.

QUORUM

48. Subject to the provisions of article 51 no business shall be transacted at any general meeting unless a quorum of members is present at the time when the meeting proceeds to business. Three (3) members present personally or by representative and entitled to vote shall be a quorum, provided that :

(a) if the Company is a subsidiary (but not a wholly owned subsidiary) of a listed company then the quorum shall be the representative of its holding company together with 2 (two) other members present personally or by representative;

(b) if the Company is a wholly-owned subsidiary of any company then the quorum shall be the representative of its holding company.

A company or other body corporate present at a meeting by its duly appointed representative shall be deemed to be personally present at the meeting and such representative shall enjoy all the powers conferred upon a representative under the provisions of Section 188 of the Act.

CHAIRMAN / ...

CHAIRMAN

49. The chairman, if any, or in his absence the deputy chairman, if any, of the Board of directors shall preside as chairman of every general meeting of the Company.

50. If there is no such chairman, or if at any meeting he is not present within 15 (fifteen) minutes after the time appointed for holding the meeting, or if he is unwilling to act as chairman, the members present in person or by representative or agent or proxy shall choose another director as chairman, and if no such director be present, or if all the directors present decline to take the chair, then the members present in person or by representative, agent or proxy shall choose one of their number to be chairman.

ADJOURNMENT

51. If within one half hour after the time appointed for any meeting a quorum is not present, the meeting, if convened upon the requisition of members, shall be dissolved, and in any other case it shall stand adjourned to a date to be determined by the directors (which date shall not be earlier than 7 (seven) days and not later than 21 (twenty-one) days after the date of the meeting) at the same time and place (or if such place be not available at such other place as the directors may appoint). If at such adjourned meeting a quorum is not present within one half hour after the time appointed for the meeting, the members present in person or by representative, agent or proxy shall be a quorum, unless the Company is a subsidiary of a listed company, in which case the meeting shall be dissolved.

52. The chairman may, with the approval of any meeting at which a quorum is present (at the time of approval) and shall if so directed by the meeting, at any time and from time to time adjourn the meeting to a date, time and place specified by the meeting, or in default of such specification to be determined by the directors.

53. Where a meeting stands adjourned in pursuance of articles 51 or 52 the directors shall, upon a date not later than 3 (three) days after the adjournment publish in a newspaper circulating in the province where the office of the Company is situated a notice stating :

(a) the date, time and place to which the meeting has been adjourned;

(b) the matter before the meeting when it was adjourned;

(c) the ground for the adjournment; and

(d) the business to be considered at the adjourned meeting.

54. / ...

54. No business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting which was adjourned.

BUSINESS

55. The annual general meeting shall deal with and dispose of all matters prescribed by the Act and by these Articles. These shall include inter alia : the consideration of the annual financial statements and report of the auditors; the election of directors; the appointment of auditors; and any business arising from the annual finanical statements which are laid before the meeting, and subject to the provisions of the Act any matters capable of being dealt with by any general meeting of the Company.

56. All business to be laid before a general meeting other than an annual general meeting shall be specified in the notice convening such meeting.

57. Notwithstanding the provisions of articles 55 and 56 no business shall be transacted at any meeting of the Company unless notice of the meeting is given, where applicable, in terms of articles 43 and 44.

RESOLUTIONS

58. At any general meeting a resolution put to the vote of the members shall, except in the case of a special resolution, be decided by a majority of votes.

59. In the case of an equality of votes, the chairman of the meeting shall, either on a show of hands or on a poll, be entitled to a casting vote in addition to the vote or votes to which he may be entitled as a member.

60. Every resolution shall, unless a poll is demanded in terms of article 61, be decided on a show of hands. A declaration by the chairman that a resolution has on a show of hands been carried, or carried unanimously or by a particular majority, or rejected, and an entry to that effect in the book containing the minutes of the proceedings of the Company, shall be conclusive evidence of this fact, without proof of the number or proportion of the votes recorded in favour of or against such resolution.

61. A poll may be demanded on any question, save the election of the chairman, by :

(a) / ...

(a) the chairman; or

(b) not less than 5 (five) members having the right to vote at the meeting; or

(c) a member or members representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) a member or members entitled to vote at the meeting and holding in aggregate not less than one-tenth of the issued share capital of the Company;

and such demand may be made either before or immediately after the result of a show of hands is declared.

62. The demand for a poll may be withdrawn by the persons making it at any time prior to the commencement of the ballot.

63. If a poll is duly demanded it shall be taken in such manner as the chairman shall decide and either at once, or, if the chairman shall think fit, after an interval or adjournment or otherwise, provided that a poll on the question of an adjournment shall be taken at the meeting, without adjournment. No notice need be given of a poll not taken immediately. The demand for a poll shall not prevent the continuation of the meeting for the transaction of any business other than the question upon which the poll is demanded.

64. Notwithstanding any postponement of the taking of the poll the result of the poll shall be deemed to be the resolution of the meeting at which the poll is demanded, and shall be subject to Section 203(2) of the Act.

ENTITLEMENT TO VOTE

65. Subject to any special provisions governing preference shares, and to the provisions of the Act, every member or the representative, proxy or agent of such member, as the case may be, shall on a show of hands have one vote and upon a poll shall have one vote for every share held by such member, provided that :

(a) no person shall be entitled to exercise more than one vote on a show of hands;

(b) the vote of a minor, or of a woman married subject to the marital power, or of a member for whom a curator bonis has been appointed, shall not be accepted and the vote of the guardian or husband or curator bonis of such member, as the case may be, shall, for the purposes of this Article, be deemed to be the vote of such member provided that 48 (forty-eight) hours (excluding Saturdays, Sundays and public holidays)

at / ...

at least before the meeting at which such guardian, husband or curator bonis proposes to vote he shall satisfy the directors that he is such guardian, husband or curator bonis or that the directors have previously admitted his right to vote in respect of the share or shares in question;

(c) the vote of any person having title to a share on the death or insolvency of any member shall be deemed to be the vote of such member provided that 48 (forty-eight) hours (excluding Saturdays, Sundays and public holidays) at least before the time of holding the meeting at which such person proposes to vote he shall satisfy the directors that he is so entitled or that the directors have previously admitted his right to vote in respect of the share or shares in question;

(d) where a share is held jointly by 2 (two) or more members any one of such persons may vote in person or by representative, proxy or agent as if such person were solely entitled to such share, but if more than one of the joint holders be present in person or by representative, proxy or agent, that one of the said persons whose name stands first in the register in respect of such share or the representative, proxy or agent of such person, as the case may be, shall alone be entitled to vote in respect of such share; and where there are several executors or administrators of a deceased member who are entitled to vote in terms of paragraph (c) of this Article, then such executors and administrators shall for the purpose of this Article be deemed to be joint holders of the share of the deceased.

66. On a poll a member entitled to more than one vote, or the representative, proxy or agent of such member, as the case may be, need not, if he votes, use all the votes of such member or cast all the votes which he uses in the same way.

REPRESENTATION, PROXIES AND POWERS OF ATTORNEY

67. Any company which is a member may by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any general meeting of the Company or adjournment thereof, and the person so authorised shall be entitled to exercise the same powers on behalf of the company which he represents as that company could exercise if it were an individual member. A company so represented at any meeting of the Company or adjournment thereof shall be deemed to be a member personally present at such meeting or adjournment. The directors may but shall not be obliged to require proof to their satisfaction of the authority of any person signing on behalf of such company.

68. The holder of a general or special power of attorney given by a member, whether the holder is a member or not, shall be entitled to attend meetings of the Company or of any class of members of the

Company / ...

Company and to vote at such meetings if so authorised by such power of attorney.

69. Any member may appoint a proxy, who need not be a member, to attend, speak and, subject to the provisions of Section 197 of the Act, to vote in his place on a show of hands and on a poll at any general meeting or at any meeting of any class of members. The instrument appointing a proxy to vote at a meeting of the Company shall be deemed also to confer authority to demand or join in demanding a poll, and, for the purposes of Section 198 of the Act, a demand by a person as proxy for a member shall be the same as a demand by the member.

70. The instrument appointing a proxy shall be in writing under the hand of the appointer or of his agent, or if the appointer is a body corporate, under the hand of an officer or agent authorised by the body corporate. The proxy need not be a member of the Company.

71. The instrument appointing a proxy shall be in the following form or as near thereto as circumstances permit or in such other form as the directors may approve :

"I, ____ of
____ being a
member of the ________________________________ Limited,
hereby appoint ____________________________________
of ____ or failing
him ____ of
____ or failing him
the Chairman of the meeting, as my proxy to attend and speak and vote on a show of hands or on a poll for me and on my behalf at the annual general meeting or general meeting (as the case may be) of the Company to be held on the ____________ day of ____________ and at any adjournment thereof, as follows :

	In favour of	Against	Abstain
Resolution	....	....	....
Resolution	....	....	....
Resolution	....	....	....

(Indicate instruction to proxy by way of a cross in space provided above).

(A member entitled to attend and vote at a meeting shall be entitled to appoint a proxy to attend, speak and vote in his stead. A proxy need not be a member of the Company.)

Unless otherwise instructed, my proxy may vote as he thinks fit.

SIGNED / ...

SIGNED this .... day of ....19...

________________________"
Signature

72. The directors may at the expense of the Company send by post or otherwise to the members forms of proxy in terms of article 71, with or without stamped envelopes to facilitate the return of such forms, for use at any general meeting or any meeting of any class of members of the Company. If for the purpose of any meeting forms of proxy are issued at the expense of the Company, such forms shall be issued to all, and not to some only, of the members entitled to receive notice of, and to vote at, such meeting.

73. The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed, and any power of attorney entitling an agent to vote on behalf of a member in pursuance of article 68 or, in lieu of any such power or authority, a notarially certified copy, shall be deposited at the transfer office of the Company not later than forty-eight hours (excluding Saturdays, Sundays and public holidays) before the meeting at which the person empowered proposes to vote, and no effect shall be given to any instrument of proxy or power of attorney unless such instrument or power is deposited in the manner required by this Article.

74. No instrument appointing a proxy shall be valid after the end of a period of 6 (six) months commencing on the date on which it is signed unless otherwise expressly stated in the proxy, and no proxy form shall be used at an adjourned meeting which could not have been used at the original meeting. If a proxy form is received duly signed but with no indication as to how the person named therein should vote on any issue, the proxy may vote or abstain from voting as he sees fit.

75. A vote given in terms of an instrument of proxy shall be valid in relation to any meeting of the Company or any meeting of any class of members of the Company notwithstanding the previous death of the person granting it, or the revocation of the proxy, or the transfer of the shares in respect of which the vote is given, unless an intimation in writing of such death, revocation or transfer is received at the transfer office of the Company 48 (forty-eight) hours (excluding Saturdays, Sundays and public holidays) before the commencement of the meeting.

DIRECTORS

NUMBER

76. Unless otherwise determined by the Company in general meeting the

number / ...

number of directors shall, in the case of a listed company, be not less than 4 (four) nor more than 20 (twenty). In the case of a Company which is not listed the number of directors shall not be less than 2 (two) nor more than 20 (twenty).

APPOINTMENT

77. The first directors of the Company shall be those persons appointed in writing by the subscribers to the Memorandum; provided that if no such appointment has been made, the first directors of the Company shall be the subscribers to the Memorandum. In the case of an existing company adopting these Articles, the directors in office at the date of such adoption shall continue in office subject to the provisions of these Articles.

78. The Company in general meeting may from time to time appoint directors.

79. The directors shall have power at any time to appoint any eligible person as a director, either to fill a casual vacancy, or as an addition to the Board, but the total number of the directors shall not at any time exceed the maximum number fixed. Any director so appointed shall hold office only until the next following annual general meeting of the Company and then shall be eligible for election.

QUALIFICATION

80. Directors shall not be required to hold any shares in the Company to qualify them for appointment as directors.

MANAGEMENT OF THE COMPANY

81. The business of the Company shall be managed by the directors who may pay all expenses incurred in promoting and incorporating the Company, and may exercise all such powers of the Company as are not by the Act, or by these Articles, required to be exercised by the Company in general meeting. The directors shall exercise the said powers in accordance with these Articles and in accordance with such regulations, not inconsistent with these Articles, as may be prescribed by the Company in general meeting. This article shall be construed liberally and the powers herein conferred shall not be limited by reference to any power specifically conferred upon the directors in terms of any of these Articles.

POWERS / ...

POWERS

82. The directors shall have power to enter into a provisional contract for the sale or alienation of the whole or the major part of the property and assets of the Company and the rights belonging thereto or connected therewith, provided that such provisional contract shall only become binding on the Company if such contract is ratified and confirmed by a resolution passed by the Company in general meeting in accordance with Section 228 of the Act.

83. The directors may take all steps which may be necessary or expedient in order to enable the shares, stock, debentures and other securities of the Company to be introduced and dealt with and quoted upon any stock exchange in any country and may accept responsibility for and pay and discharge all taxes, duties, fees, expenses or other sums which may be payable in relation to any of the matters aforesaid.

84. The directors may exercise the voting power conferred by any shares in any other company held or owned by the Company in such manner as they think fit, and in particular may exercise such voting power in favour of any resolution appointing them or any of them as directors or officers of such company or any resolution providing for the payment of remuneration to such directors or officers.

REMUNERATION

85. The directors shall be entitled to such remuneration as may be determined from time to time by the Company in general meeting or by a quorum of disinterested directors. In addition, the directors shall be entitled to all reasonable expenses in travelling to and from meetings of the directors.

86. If any director be called upon to perform extra services or to make any special exertions in going or residing abroad, or otherwise, for any of the purposes of the Company, the Company in general meeting or a quorum of disinterested directors may determine the remuneration to be paid to any such director for such extra services or special exertions. Such remuneration may be so determined either by way of a salary or a fixed sum or a percentage of profits or otherwise and such remuneration may be either in addition to, or in substitution for any other remuneration determined under article 85. The Company may also refund to such director all reasonable expenses incurred by him while acting in the course of the business of the Company.

DISCLOSURE / ...

DISCLOSURE OF INTERESTS

87. Every director shall comply with the provisions of Sections 234 to 240, inclusive, of the Act.

88. (a) Save as is set out in sub-paragraph (d), a director shall not vote in respect of any contract or arrangement in which he is interested (and if he shall do so his vote shall not be counted) nor shall he be counted for the purpose of any resolution regarding the same, in the quorum present at the meeting, but this shall not apply to any of the following matters :

(i) Any arrangement for giving to him any security or indemnity in respect of money lent by him or obligation undertaken by him for the benefit of the Company.

(ii) Any arrangement for the giving by the Company of any security to a third party in respect of a debt or obligation of the Company for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the deposit of a security.

(iii) Any contract by him to subscribe for or underwrite shares or debentures of the Company.

(iv) Any contract or arrangement with any other company in which he is interested as an officer or creditor of or as a registered or beneficial shareholder of that company.

(v) Any such scheme or fund as is referred to in Article 146, which relates both to directors and to employees or a class of employees and does not accord to any director as such any privilege or advantage not generally accorded to the employees to which such scheme or fund relates.

(vi) Any contracts, transactions or dealings of any nature whatsoever between the Company and any other company -

(a) which is its subsidiary; or

(b) in which it is a shareholder or is otherwise interested; or

(c) which is its holding company; or

(d) which is a subsidiary of its holding company; or

(e) in which its holding company is a shareholder or is otherwise interested.

(b) The provisions of this Article may at any time be suspended or relaxed to any extent and either generally or in respect of any particular contract, arrangement or transaction and any particular contract, arrangement or transaction carried out in

contravention / ...

contravention of this Article may be ratified by the Company in general meeting.

(c) A director, notwithstanding his interest may be counted in the quorum present at any meeting whereat he or any other director is appointed to hold any office or place of profit under the Company or whereat the directors resolve to exercise any of the rights of the Company (whether by the exercise of voting rights or otherwise) to appoint or concur in the appointment of a director to hold any office or place of profit under any other company or whereat the terms of any such appointment as hereinbefore mentioned are considered or varied, and he may vote on any such matter other than in respect of his own appointment or the arrangement or variation of the terms thereof.

89. Nothing contained in article 88 shall be taken or construed to prevent or debar any director as a member of the Company from taking part in or voting upon any question submitted to a general meeting, whether that director be personally interested or concerned in that question or not.

ROTATION

90. If the Company is a listed company all the directors shall retire at the first annual general meeting of the Company and thereafter at each annual general meeting one-third of the directors, or, if the number is not a multiple of three, then the number nearest to, but not exceeding, one-third shall retire from office. Subject to the provisions of article 111 the directors retiring in terms of the preceding sentence shall be the directors who have been longest in office since their last election or re-election. As between directors of equal seniority, the directors to retire shall, in the absence of agreement, be selected by lot. Notwithstanding anything herein contained, if at the date of any annual general meeting any director shall have held office for a period of at least 3 (three) years since his last election or re-election, he shall retire at such meeting, either as one of the directors to retire in pursuance of the foregoing or in addition thereto. A retiring director shall act as a director throughout the meeting at which he retires.

91. Retiring directors shall be eligible for re-election, but no person not being a retiring director shall be eligible for election to the office of director at any general meeting unless he, or some member intending to propose him, has not less than 48 (forty-eight) hours (excluding Saturdays, Sundays and public holidays) before the meeting left at the office of the Company a notice in writing duly signed signifying his candidature for the office, or the intention of such member to propose him.

92. / ...

92. If the Company is not a listed company the above provisions relating to rotation of directors shall not apply.

VACATION OF OFFICE

93. The office of director shall, notwithstanding the provisions of any agreement between the Company and the director, be vacated, ipso facto, if the director :

(a) ceases to be a director or becomes prohibited from becoming a director by virtue of any provision of the Act; or

(b) ceases to be a director by virtue of rotation in terms of article 90, unless re-appointed; or

(c) resigns his office by notice in writing to the Company; or

(d) is removed by ordinary resolution of the Company of which special notice has been given, provided that the other formalities prescribed by Section 220 of the Act are complied with; or

(e) is removed by resolution in writing signed by all his co-directors; or

(f) is absent for more than 6 (six) months, without permission of the directors from meetings of directors held during that period, is not represented at any of the said meetings by an alternate director and is removed by resolution in writing signed by a majority of his co-directors; or

(g) becomes insane; or

(h) becomes insolvent or compounds with his creditors or is sequestrated, whether provisionally or finally.

94. Nothing contained in article 93 shall prejudice any claim for damages arising from a breach of any agreement of service entered into between the Company and a director.

ALTERNATE DIRECTORS

95. Each director shall have the power to nominate any person, whether a member of the Company or not, to act as alternate director in his place during his absence or inability to act as such director, provided that the appointment of such alternate director shall be approved by the board.

96. An alternate director, while acting in the place of the director who appointed him, shall exercise and discharge all the powers, duties and functions of the director he represents.

97. / ...

97. Unless the Company so resolves in general meeting, an alternate director shall not be entitled to any remuneration or to receive reimbursement of any expenses which he has incurred while acting the course of the business of the Company but must look to the director appointing him for such remuneration or reimbursement.

98. An alternate director shall cease to hold office :

(a) when the director who appointed him ceases to be a director; or

(b) when the director who appointed him gives notice to the Company that the alternate director representing him has ceased to do so; or

(c) when the alternate director resigns his office; or

(d) when the alternate director is removed by a resolution signe by all the directors, other than the director who appointed him; or

(e) when the alternate director would, if he were a full directo cease to hold office as director.

DIRECTORS' MEETINGS

CONSTITUTION

99. The directors may meet at such intervals as they may determine fr time to time.

100. Where any director wishes to call a meeting of directors at any time other than established in terms of article 99 he shall instru the secretary to that effect and the secretary shall give notice o the meeting.

101. Every meeting of directors shall, except in a case of urgency, be called on not less than 7 (seven) days' written notice. Every suc notice shall state the date, place and time of the meeting.

102. In the case of in any matter requiring urgent attention a meeting of directors may be called on less than 7 (seven) days' notice and such notice may be given in writing or verbally or by telephone, telex or cable, as is practicable in the circumstances.

103. / ...

103. The quorum necessary for the transaction of the business of the directors may be fixed by the directors, and unless so fixed shall be not less than 2 (two).

104. The continuing directors may act notwithstanding any vacancy in their body, but if their number is reduced below the number fixed in terms of these Articles as the minimum number of directors, the continuing directors may act for the purpose of increasing the number of directors to that number or for the purpose of convening a general meeting of the Company, but for no other purpose.

105. The directors may elect a chairman and deputy chairman of the board of directors and determine the period for which they are to hold office, provided that if the Company is a listed company the period of such appointment shall not exceed 1 (one) year. If no such chairman or deputy chairman is elected, or if at any meeting of directors the chairman and failing such chairman, the deputy chairman, is not present within 10 (ten) minutes after the time appointed for holding the meeting, the directors present may elect one of their number to be chairman of the meeting.

106. The directors may regulate and adjourn their meetings as they think fit.

RESOLUTIONS

107. Resolutions shall be determined by a majority of votes of the directors present at a meeting of directors and in the event of an equality of votes the chairman shall only have a second or casting vote if more than 3 (three) directors are present at the meeting.

108. Subject to the provisions of these Articles in regard to the number of directors necessary to form a quorum, a director may authorise any other director to vote for him at any meeting or meetings at which neither he nor any alternate director appointed by him is present. Any director so authorised shall, in addition to his own vote, have a vote for each director by whom he is authorised. Such authority must be granted in writing or given by telex or telegram and any such document, telex or telegram shall be produced at the meeting or at the first of the meetings at which such authority is exercised, and shall be left with the secretary for filing.

CIRCULATED RESOLUTIONS

109. A resolution in writing signed by a quorum of directors who may at the time be present in the town where the office of the Company is situate shall be as valid as if it had been passed at a meeting of

the directors duly held and constituted. Where a director is not so present, but has an alternate who is so present, then such resolution must be signed by the alternate. Any such resolution may consist of several documents in like form, each signed by one or more of the signatories to the resolution. A copy of the resolution of the directors passed in terms of this Article shall be sent to all the directors forthwith after the passing thereof and the resolution shall be entered in the directors' Minute Book and be noted at the next succeeding meeting of the directors.

EXECUTIVE DIRECTORS

110. The directors may from time to time appoint one or more of their body to any executive office in the Company, and may from time to time remove or dismiss the person or persons so appointed and appoint another person or persons in his or their place or places. Every such appointment shall be made by a quorum of disinterested directors. No director shall be appointed to any such office for a period in excess of 5 (five) years at any one time.

111. If a director is appointed to any executive office in the Company the contract under which he is appointed may provide that he shall not for a period of 5 (five) years or for the period during which he continues to hold that office, whichever period is the shorter, be subject to retirement by rotation. In such case he shall not be taken into account in determining the retirement of directors by rotation. Notwithstanding the foregoing, where the Company is a listed company the number of directors who may be appointed to an executive office on the condition that they shall not be subject to retirement by rotation shall not equal or exceed one-half of the total number of the directors at the time of such appointment.

112. The remuneration of executive directors appointed in terms of article 110 shall from time to time be fixed by a quorum of disinterested directors or by the Company in general meeting.

113. The directors may from time to time entrust to and confer upon a managing director or other executive director for the time being such of the powers exercisable under these Articles by the directors as they may deem fit, and may confer such powers either collaterally with or to the exclusion of and in substitution for all or any of the powers of the directors in that behalf, and may from time to time revoke, withdraw, alter or vary all or any of such powers.

114. A person appointed to an executive office in terms of article 110 shall be subject to the like provisions relating to vacation of office as the other directors of the Company, and if he ceases to hold the office of director from any cause he shall ipso facto cease to hold such executive office.

COMMITTEES / ...

COMMITTEES

115. The directors may delegate any of their powers to a committee or committees consisting of such member or members of their body as they think fit. Any committee so formed shall, in the exercise of the powers so delegated conform to any rules issued by the directors from time to time.

116. A committee may elect a chairman of its meetings. If no such chairman is elected, or if at any meeting the chairman is not present within 10 (ten) minutes after the time appointed for holding the same, the members present may elect 1 (one) of their number to be chairman of such meeting.

117. A committee may meet and adjourn as it may think fit. Questions arising at any meeting shall be determined by a majority of votes of the members present, and in the event of an equality of votes the chairman shall have no second or casting vote.

118. Any director who serves on any committee or who devotes special attention to the business of the Company in such capacity may be paid such extra remuneration, in addition to any other remuneration to which he may be entitled as a director, by way of salary or otherwise as a disinterested quorum of directors may determine.

119. Without prejudice to the general powers of the directors the directors may :

(a) appoint persons resident in a foreign country to be a local committee for the Company in that country; remove or suspend such local committee or any members thereof; and fix and vary the remuneration payable to the members of any such committee;

(b) open transfer offices of the Company and close the same at their discretion;

(c) appoint and remove agents to represent the Company for such purposes as the directors may determine;

(d) give such agents the power to appoint substitute agents to act in their place during their absence or inability to act, to remove such substitutes, and to appoint others; and

(e) grant to such committee members or agents power to appoint other persons as co-committee members or joint agents.

120. Each local committee member shall have the power to nominate and appoint from time to time an alternate committee member with full power and authority to act in his place during his absence or

inability / ...

inability to act, and to remove such alternate and to appoint another in his place. All such appointments shall be subject to the approval of the directors. No local committee member or his alternate shall be obliged to be a member of the Company.

121. Any director may act on any local committee appointed in terms of article 119 when present in the country for which the committee is appointed to act, and may take part in the proceedings of such committee and have the same rights and privileges as any member of the committee permanently resident in the country for which the committee is appointed.

AGENTS

122. The directors may at any time and from time to time by power of attorney appoint any person or persons to be the agent or attorney of the Company for such purposes and with such powers, authorities and discretions, not exceeding those vested in or exercisable by the directors under these Articles, and for such period and subject to such conditions as the directors may from time to time think fit, and any such appointment may, if the directors think fit, be made in favour of the members or any of the members of any local committee established under article 119, or in favour of any company or the members, directors, nominees, or managers of any company or firm or in favour of any varying body of persons, whether nominated directly or indirectly by the directors.

123. Any such agent or attorney may be authorised by the directors to delegate all or any of the powers, authorities and discretions for the time being vested in them.

BORROWING POWERS

124. Subject to articles 125 and 127 the directors may from time to time at their discretion raise or borrow or secure the payment of any sum or sums of money for the purposes of the Company as they see fit, and in particular may pass mortgage bonds or issue debentures or debenture stock of the Company whether unsecured or secured by all or any part of the property of the Company, whether present or future.

125. Where the Company is a listed company and is not a subsidiary of a listed company, the aggregate amount owing in respect of moneys so raised, borrowed or secured by the Company and any of its subsidiary companies, exclusive of inter-company borrowings, shall not except with the consent of the Company in general meeting, exceed the aggregate from time to time of the issued and paid-up capital of the Company; together with the aggregate of the amounts standing to the credit of all distributable and non-distributable reserves

(including / ...

(including minority interests in subsidiary companies and provisions for deferred taxation), any share premium accounts of the Company and its subsidiaries certified by the Company's auditors and as attached to or forming part of the last consolidated annual financial statements of the Company which shall have been drawn up to be laid before the Company in general meeting at the relevant time; provided that no such sanction shall be required to the borrowing of any monies intended to be applied and actually applied within 90 (ninety) days in the repayment (with or without any premium) of any monies then already borrowed and outstanding and notwithstanding that such new borrowing may result in the abovementioned limit being exceeded.

126. For the purposes of article 125 "borrowings" shall :-

(a) without limitation, include monetary guarantees executed by the Company or by any controlled company or subsidiary of the Company other than :

(i) guarantees in respect of the borrowing of moneys, where the amount of such borrowing is already included in the aggregate referred to in article 125;

(ii) guarantees of the obligations of any subsidiary where such obligations arise from acts which, if they had been performed by the Company às principal, would not constitute borrowings within the meaning of this Article;

provided that where the guarantees have been executed to secure bank overdraft or other facilities, of a variable nature, such guarantees shall only be deemed to be borrowings to the extent to which such overdraft or other facilities are used from time to time;

(b) not include any borrowing by the Company from any of its subsidiaries or by any of its subsidiaries from the Company or from any other of its subsidiaries.

127. In the event that the Company is a subsidiary of a listed holding company, the total amount owing by the Company in respect of monies so raised, borrowed or secured shall not exceed the amount authorised by its listed holding company.

128. No lender or person dealing with the Company shall be obliged to see or enquire whether the restrictions imposed by articles 125 and 127 are observed.

129. Debentures, debenture stock, bonds and other instruments of debt may be issued at par or at a discount or at a premium, and with any special privileges as to redemption, surrender and drawings, provided that no special privileges as to allotment of shares or stock, attending and voting at general meetings, appointment of directors

or / ...

or otherwise shall be given save with the sanction of the Company in general meeting.

RESERVES

130. The directors may, before declaring or recommending any dividends, set aside out of the amount available for dividends such sum as they think proper as a reserve or an addition thereto. The directors may divide the reserve into such special funds as they think fit, with full power to employ the assets constituting such fund or funds in the business of the Company or they may invest the same upon such investments (other than shares of the Company) as they may select without being liable for any depreciation of or loss in consequence of such investments, whether the same be usual or authorised investments for trust funds or not.

131. The reserve may, at the discretion of the directors, be applicable for the equalisation of dividends or for making provision for exceptional losses, expenses or contingencies or the extension or development of the Company's business or for writing down the value of any of the assets of the Company, or for repairing, improving and maintaining any buildings, plant, machinery or works connected with the business of the Company, or to cover the loss in wear and tear or other depreciation in value of any property of the Company, or for any other purpose to which the profits of the Company may be properly applied, and the directors may at any time divide among the members by way of bonus or special dividends any part of the reserve which in their opinion is not required for the purposes aforesaid, and as may be permitted by the Statutes.

DIVIDENDS

DECLARATION

132. The Company in general meeting or the directors may from time to time declare a dividend to be paid to the members in proportion to the number of their shares.

133. No larger dividend shall be declared by the Company in general meeting than is recommended by the directors, but the Company in general meeting may declare a smaller dividend.

134. No dividend shall be declared except out of the profits of the Company. The declaration of the directors as to the amount of the profits of the Company shall be conclusive.

135. / ...

135. (a) Dividends shall be declared in South African currency provided that the directors shall have power, where any members of the Company reside outside the Republic, to declare a dividend in any other relevant currency subject to such laws or regulations as may be applicable thereto, and in such event to determine the date on which and the rate of exchange at which it shall be converted into the other currency.

(b) No dividend shall bear interest against the Company.

(c) Dividends may be declared either free or subject to the deduction of income tax and any other tax or duty in respect of which the Company may be chargeable.

PAYMENT

136. Dividends shall be payable to shareholders standing registered as at a date to be determined which date shall be subsequent to the date of declaration or the date of confirmation of the dividend, whichever is the later. The period between the later of the said dates and the date of the closing of the transfer registers in respect of the dividend shall where the Company is a listed company, be not less than 14 (fourteen) days.

137. Any dividend declared may be paid and satisfied, either wholly or in part, by the distribution of specific assets, and in particular of shares or debentures of any other company, or in cash, or in any one or more of such ways, as the directors may at the time of declaring the dividend determine and direct. If any difficulty arises in the course of such distribution the directors may settle the manner of distribution as they think expedient, and in particular may assign a value to any specific assets, determine that cash payments shall be made to any members upon the basis of such valuation and vest any such assets in trustees upon trust for the persons entitled to the dividend in such manner as they see fit.

138. Any dividend may be paid by cheque, warrant, coupon or otherwise as the directors may from time to time determine, and may, if paid otherwise than by coupon, be sent by post to the last registered address of the member entitled thereto or, in the case of a joint holding, of the member first named in the register in respect of such holding, or may be sent to any other address specified for the purpose by such member or first named member, as the case may be.

139. The payment of such cheque or warrant or the surrender of any coupon shall be a good discharge to the Company of the obligation to pay the amount specified in such document. In any case where several persons are registered as the joint holders of any share, any one of such persons may give effectual receipt for all dividends and payments on account of dividends in respect of such share.

140. / ...

140. The Company shall not be responsible for the loss of, or any delay in, the transmission of any cheque, warrant or other document sent through the post to the registered address of any member whether or not such document was so sent at the request of such member.

FORFEITURE

141. All unclaimed dividends may be invested or otherwise made use of by the directors for the benefit of the Company until claimed. Any dividend remaining unclaimed for a period of 12 (twelve) years from the date of declaration thereof may be declared by the directors to be forfeited to the Company.

CAPITALISATION

142. The Company may appropriate any sum forming part of the undivided profits which stand to the credit of the reserves of the Company or which are otherwise available for dividend :

(a) in pursuance of a special resolution, to Stated Capital Account in terms of article 19(b);

(b) in pursuance of an ordinary resolution, to a non-distributable reserve designated for the purpose, if such sum does not at such time form part of a non-distributable reserve.

143. The reserves of the Company, including the non-distributable reserves, may at any time be applied in paying up shares of the Company and in issuing such shares to the members of the Company in accordance with the provisions of these Articles relating to the issue of shares. Any such shares may be distributed among existing holders of the class of shares to which such shares belong, pro rata to their existing holdings, or may be dealt with in such other manner as the Company or the directors, as the case may be, may, subject to these Articles, determine.

144. If any difficulty arises in the issue of any shares in terms of article 143 the directors may settle the same as they think expedient, and in particular they may issue certificates, fix the value for distribution of such shares, make cash payments to any holders of shares on the basis of the value so fixed in order to adjust rights, and vest any shares or assets in trustees upon trust for the persons entitled to participate in such issue as may seem just and expedient to the directors.

145. A contract or memorandum shall be filed where appropriate in accordance with Section 93 of the Act and the directors may appoint any person to sign such contract on behalf of the persons entitled to participate in the issue, and such contract may provide for the

acceptance / ...

acceptance by such holders of the shares to be allotted to them respectively in satisfaction of their claims.

PENSION FUNDS

146. The directors may establish and maintain or procure the establishment and maintenance of any non-contributory or contributory pension, provident retirement annuity or superannuation funds for the benefit of, and give or procure the giving of donations, gratuities, pensions, allowances or emoluments to :

(a) any persons who are or were at any time in the employment or service of : the Company; or any company which is a subsidiary of the Company; or any company which is allied to or associated with the Company; or

(b) any persons who are or who were at any time salaried directors or salaried officers of the Company or of any other company referred to in (a) above; and

(c) the wives, widows, families and dependants of any persons specified in (a) or (b).

147. A director shall be entitled to participate in and retain for his own benefit any donation, gratuity, pension, allowance or emolument granted in terms of article 146.

CLUBS AND CHARITIES

148. The directors may establish or subsidise or subscribe to any institutions, associations, clubs or funds calculated to be for the benefit of or to advance the general interests and well-being of the Company or of any companies or persons referred to in article 146, and make payments for or towards the insurance of any such persons, and subscribe or guarantee money for any charitable or benevolent objects or for any exhibition, or for any public, general or useful object, and do any of the matters aforesaid either alone or in conjunction with any other person.

RECORDS

REGISTERS

149. The directors shall keep and maintain a register of members of the Company in one of the official languages of the Republic and an index thereto as provided in Sections 105 and 106 of the Act. In addition to any such register the Company may maintain a branch register under the provisions of Section 107 of the Act.

150. / ...

150. There shall be entered in the register of members :

(a) the names and addresses of the members;

(b) the shares held by each member, distinguishing each share by its denoting number, if any, by its class or kind, and by the amount paid or deemed to be paid thereon;

(c) the date on which the name of any person was entered in the register as a member;

(d) the date on which any person ceased to be a member.

151. The directors shall keep and maintain :

(a) a register of directors and officers of the Company and shall enter therein the particulars required by Section 215 of the Act; and

(b) a register of interests of directors and officers in contracts, in one of the offical languages of the Republic, and shall enter therein the particulars of any declarations of interest made under Sections 234, 235 and/or 237 of the Act; and

(c) a register of interests of directors, past directors, officers and other persons in the shares and debentures of the Company and shall enter therein the particulars of any such interests declared under Section 230 of the Act.

152. The directors shall keep and maintain :

(a) a register of pledges, notarial bonds, mortgage bonds and notarial debentures in accordance with the provisions of Section 127 of the Act; and

(b) a register of debenture holders in accordance with the provisions of Section 128 of the Act.

153. Each of the registers referred to in articles 149, 150, 151 and 152 :

(a) shall be kept at the office or at any office of the Company in the Republic where the work of making up such register is carried out or at the office of an agent of the Company in the Republic where the work of making up such register is carried out;

(b) shall, except in the case of the register of members when such register is closed under the provisions of article 154, be open to the inspection of members during business hours, subject to any reasonable restriction from time to time imposed by the Company in general meeting.

154. / ...

154. The transfer books and register of members may, upon notice being given by advertisement in the Gazette and a newspaper circulating in the district in which the registered office is situate, and in the case of any branch register in the manner required by Section 108 of the Act, be closed during such time as the directors think fit, but not exceeding in total 60 (sixty) days in any year.

MINUTES

155. The directors shall in terms of Sections 204 and 242 of the Act cause minutes of the following matters to be inserted in books kept for the purpose :

(a) all resolutions and other proceedings of any general meeting or any meeting of any class of members of the Company;

(b) all resolutions and other proceedings of any meeting of the directors or of any executive or other committee.

Such minutes shall specify, without limitation, all resolutions to appoint directors and all resolutions passed in terms of article 109 and shall record the names of all directors attending meetings of the directors or of any executive or other committee.

156. Any minutes of a meeting of the Company or of the directors or of any executive or other committee, and any extract therefrom purporting to be signed by any one director and the secretary, shall be receivable in evidence of the matters recorded therein. Any minutes of any resolution made in pursuance of article 109, and any extract therefrom purporting to be signed by any one director and the secretary, shall be receivable in evidence of the matters recorded therein.

ACCOUNTING RECORDS

157. The directors shall cause accounting records to be kept in accordance with Section 284 of the Act.

158. The accounting records referred to in article 157 shall be kept at the office or at such other place or places as the directors may think fit.

159. The accounting records shall be open to inspection by any of the directors at any time. The directors shall from time to time determine whether and to what extent and at what times and places and under what conditions the accounting records of the Company or any of them shall be open to inspection by members not being directors, and, subject to the rights granted to members in terms of the Act, no member other than a director shall be entitled to inspect any of

the / ...

the accounting records or other documents of the Company unless authorised by the directors or by the Company in general meeting.

ANNUAL FINANCIAL STATEMENTS

160. The directors shall from time to time, in accordance with Sections 286 and 288 of the Act, cause to be prepared and laid before the Company in general meeting such annual financial statements, group annual financial statements and group reports, if any, as are referred to in these sections.

161. The directors shall in accordance with Section 303 of the Act, prepare or cause to be prepared half-yearly interim reports, copies of which shall be sent to every member of the Company and to the Registrar.

162. Not less than 21 (twenty-one) days before the date of any annual general meeting a copy of the relevant annual financial statements and group annual financial statements to be laid before such meeting shall be delivered or sent by post to the registered address of every member and debenture holder of the Company and shall also be sent to the Company's auditors and to the Registrar. In addition and simultaneously, where the Company is a listed company, 3 (three) copies of the aforesaid financial statements shall be forwarded to The Johannesburg Stock Exchange. Nothing contained in this Article shall impose a duty on the directors to send copies of such documents to any person whose address is not known to the Company or, where any shares or debentures are jointly held, to more than one of the joint holders of such shares or debentures.

AUDIT

163. An auditor or auditors shall be appointed in accordance with Chapter X of the Act. An auditor may be a member of the Company but no person shall be eligible to be appointed as an auditor of the Company who has any interest otherwise than as a member, in any transaction to which the Company is a party, or who holds any office in the Company other than that of auditor, whether as director, manager, secretary or otherwise. If an auditor during his term of office as auditor, acquires an interest, or is appointed to an office, which renders him ineligible for appointment as an auditor, then such person shall ipso facto cease to be an auditor of the Company.

164. An auditor of the Company shall, subject to the provisions of the Act and of article 163, hold office until another appointment or other appointments to the office shall be made at a general meeting of the Company.

165. / ...

165. Any casual vacancy occurring in the office of auditor may be filled up by the directors and any person so appointed shall, subject to the provisions of Sections 275, 277 and 278 of the Act, continue in office until the first general meeting held after the appointment of such person, provided that if such general meeting fails to appoint an auditor in the place of the auditor whose office was vacated and if the person appointed by the directors to fill the place of such person be the only existing auditor of the Company, then such person may continue in office until such time as the Company in general meeting appoints an auditor or auditors or until the directors appoint some other person to fill the casual vacancy.

166. The remuneration of the auditors shall be fixed by the directors.

167. At least once in every year the accounting records of the Company shall be audited. For this purpose :

(a) the auditors shall be supplied with copies of the annual financial statements intended to be laid before the Company in general meeting;

(b) the auditors shall at all times have access to the books and accounts of the Company;

(c) the auditors may, for the purposes of the audit, examine the directors or officers of the Company.

In addition to such audit the auditors shall make a report to the members in compliance with the Act.

168. If the Company is a holding company as defined in Section 1 of the Act, then the directors' report which is included in the consolidated or group annual financial statements issued by the Company in terms of the Act shall disclose :

(a) full details of all matters material to an understanding of the state of affairs and business of the Company and the profit and loss earned or incurred by the Company and its subsidiary companies, if any;

(b) the matters prescribed by Schedule 4 of the Act where these are applicable; and

(c) where the Company is a listed company, full details of all special resolutions and resolutions (excluding resolutions of a routine nature passed in the normal course of business) passed at general meetings of the Company's subsidiary companies since the date of the previous annual financial statements of the Company.

169. / ...

169. The financial statements of the Company for any year, where certified by the auditors and laid before a general meeting, shall be deemed to be correct, and shall not in any case be re-opened, provided that if any error is discovered in such statements within a period of 3 (three) months following such general meeting, then such statements shall forthwith be corrected and re-certified by the auditors and thenceforth shall be deemed to be correct.

NOTICES

BY HAND OR BY POST

170. Subject to the provisions of articles 173 and 174 any notice to be given by the Company to a member shall be given by hand or sent by post by a prepaid letter addressed to the registered address of such member.

171. Where notice is to be given by hand or by post then :

(a) in the case of the joint holders of any share, such notice shall be effected by giving notice to the joint holder whose name appears first in the register of members in respect of such share; and notice so given shall be sufficient notice to all the holders of such share;

(b) in the case of any share registered in the name of a member who is a minor, or subject to the marital power, or insolvent, or deceased or for whom a curator bonis has been appointed or is under judicial management or is in liquidation, notice may be given by hand to the person claiming to be entitled to the share in consequence of such state of affairs or may be sent by post in a prepaid letter addressed to such person by name, or by the title of representative of the deceased, or trustee of the insolvent or by any like description, at any address supplied for the purpose by such person, provided that if no such address has been supplied, notice may be given in the manner in which the same might have been given had such state of affairs not existed.

172. Any notice or document delivered or sent by post or left at the registered address of any member in pursuance of these Articles shall, notwithstanding that such member be then deceased, and whether or not the Company has received notice of his decease, be deemed to have been duly served in respect of any shares, whether held solely or jointly with other persons, unless some other person be registered in his stead as a holder or joint holder thereof, and such service shall, for all purposes, be deemed to be sufficient notice to his or her heirs, executors or administrators and/or to any joint holder of such shares.

BY / ...

BY ADVERTISEMENT

173. Notice to the holder of a share warrant shall, unless the conditions of issue provide that such holder shall receive notices by hand or by post, be given by advertisement.

174. Where any notice is required by these Articles to be given by the Company to the members or any of them such notice may be given by advertisement.

175. Any notice which must be given, or which may be given by advertisement shall, subject to the provisions of the Act, be inserted in a newspaper circulating in Johannesburg and, if the registered office of the Company is situated outside the Transvaal, in a newspaper circulating in the town or district in which the registered office of the Company is situated; provided that where a branch register or transfer office has been established, such advertisement shall also be inserted in at least one newspaper circulating in the district in which such branch register or transfer office is located.

PROCEDURE

176. In every notice calling a meeting of the Company or of any class of members of the Company there shall appear with reasonable prominence a statement that a member entitled to attend and vote is entitled to appoint a proxy to attend and vote in lieu of such person, and that a proxy need not also be a member.

177. Any notice by post shall be deemed to have been served at the time when the letter containing the same was posted, and in proving the giving of the notice by post it shall be sufficient to prove that the letter, envelope or wrapper containing the notice was properly addressed and posted.

178. Where a given number of days notice or notice extending over any period is required to be given, the day of service shall not, unless it is otherwise provided, be counted in such number of days or period.

179. Every person who by operation of law, transfer or other means whatsoever, shall become entitled to any share shall be bound by every notice in respect of such share which, prior to the date on which his name and address is entered on the register, is given to the person from whom he derives his title to such share.

NOTICE / ...

NOTICE OF GENERAL MEETINGS

180. Notice of a general meeting shall be given :

(a) to every member of the Company except any member who has not supplied to the Company a registered address for the giving of notices;

(b) to every person entitled to a share in consequence of the death or insolvency of a member;

(c) to the directors and the auditor for the time being of the Company; and

(d) by advertisement to the holders of share warrants to bearer.

No other person shall be entitled to receive notice of general meetings.

VALIDITY OF ACTS

181. Accidental omission to give notice of any general meeting to any member of the Company or the non-receipt of such notice by any member shall not invalidate any resolution passed at any such meeting.

182. All acts done at any meeting of the directors or at any executive or other committee of the directors, or by any person acting as a director, shall, notwithstanding that it shall afterwards be discovered that there was some defect in the appointment of the director or persons acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified to be a director.

183. No provision of these Articles and no regulation prescribed by the Company in general meeting shall retrospectively invalidate any prior act of the directors which would have been valid had such article or regulation not been enacted.

WINDING-UP

184. If the Company is wound-up, then the assets remaining after payment of all the debts and liabilities of the Company, including the costs of liquidation, shall be applied to repay to the members the amount paid up on the issued capital of the Company and thereafter the balance shall be distributed to the members in proportion to their respective shareholdings; provided that the provisions of this Article shall be subject to the rights of the holders of any shares issued upon special conditions.

185. / ...

185. Any part of the assets of the Company, including any shares or securities of other companies, may on a winding-up, and with the sanction of a special resolution of the Company, be paid to the members of the Company in specie, or may be vested in trustees for the benefit of such members, and the liquidation of the Company may thereupon be concluded and the Company dissolved.

LIABILITY

186. Subject to the provisions of Sections 247 and 248 of the Act, every director, manager, auditor or secretary and other officer or employee of the Company shall be indemnified and held harmless by the Company against, and it shall be the duty of the directors out of the funds of the Company to pay, all costs, losses and expenses, including travelling expenses, which any such officer or employee may incur or become liable to pay by reason of any contract entered into, or any act or omission done or omitted to be done by him in the discharge of his duties or in his capacity as such officer or employee.

187. Subject to the provisions of the Act, no director, manager, secretary or other officer or employee of the Company shall be liable for any act or omission of any other director, manager, secretary or other officer or employee of the Company; or for joining in any receipt or other act; or for any loss or expense suffered by the Company in consequence of any absence of, or any defect in, any title to any property acquired by order of the directors for or on behalf of the Company; or for any absence of, or defect in, any security upon which any of the moneys of the Company shall be invested; or for any loss or damage arising from the insolvency or delictual act of any person with whom any moneys, securities or assets shall be deposited; or for any loss or damage occasioned by any error of judgment or oversight on the part of such director, manager, secretary or other officer or employee; or for any other loss, damage or misfortune whatever which shall happen in or in relation to the execution of his office or employment, unless the same be attributable to his own negligence, default, breach of duty or breach of trust.

Exhibit 20

MEMORANDUM

22nd March, 1962.

From:
METROPOLITAN BOARD OF EXECUTORS LIMITED
SEVENTH FLOOR
SAAMBOU BUILDING, 112 COMMISSIONER STREET
JOHANNESBURG
Box 4728 Tel. Add. "Metboard" Tel. Nos. 835-4091/2

To Messrs. Vaughan, Key & Payne,
P. O. Box 1742,
JOHANNESBURG.

Dear Sirs,

ASHBOURNE INVESTMENTS (PTY) LTD.

We thank you for your letter of the 19th instant and now send herewith form of Cession duly completed. We amplified the same slightly to reflect the correct particulars in the Estate.

Yours faithfully,

J.M. SIM
ASSISTANT MANAGER

JMS/NM.

3100029236

C E S S I O N

WE, the undersigned, Estate late LEONORA FRANCES ANDREW-RICHARD No. 2610/59 (represented herein by PATRICK ROBERT BRIAN LEWIS and WALTER ERIC PEARSE the Executors Testamentary under and by virtue of Letters of Administration No.2610/59 issued by the Master of the Supreme Court, Pretoria, on 13th May,1959) do hereby cede, assign and transfer all the Estate's interest in and to a debt owing by ASHBOURNE INVESTMENTS (PROPRIETARY) LIMITED to VAUGHAN, KEY & PAYNE or their nominees in consideration of payment of the sum of THIRTY RAND (R30-00).

DATED at JOHANNESBURG this 21st day of MARCH, 1962.

ESTATE LATE L. F. ANDREW-RICHARD

METROPOLITAN BOARD OF EXECUTORS LIMITED.

Manager.

EXECUTORS TESTAMENTARY.

3100029237

MEMORANDUM AND ARTICLES OF ASSOCIATION

of

ASHBOURNE INVESTMENTS (PROPRIETARY), LIMITED.

HAROLD GRAUDE & GRAUDE.
Solicitors, Notaries & Conveyancers.
1007, Transvaal House,
80, Commissioner Street,
[illegible]

THE COMPANIES ACT, 1926.

MEMORANDUM OF ASSOCIATION

of

ASHBOURNE INVESTMENTS (PROPRIETARY), LIMITED.

A. THE name of the Company is "ASHBOURNE INVESTMENTS (PROPRIETARY), LIMITED".

B. THE registered office of the Company will be situate in the Transvaal Province.

C. THE objects for which the Company is established

are/......................

1\. TO ratify, adopt and carry into effect an agreement dated the 18th day of NOVEMBER, 1948, made between BECKY SUSSMAN as SELLER, and WILLIAM CORNELIUS BUTLER (as a Trustee for a Company to be formed, and being this Company) as PURCHASER, relating to the purchase by this Company from the said BECKY SUSSMAN of Freehold Stand No. 2924, Johannesburg;

AND to accept the rights conferred and to undertake the obligations imposed upon the Company under such Agreement, and further to enter into any supplementary or further or altered agreement or agreements in reference to the subject matter dealt with in the aforesaid Agreement.

TO/......................

2. TO acquire by purchase, lease, exchange, or in any other manner whatsoever, movable and immovable property of any nature and kind whatsoever and wheresoever situate, or any right or interest whatsoever in any immovable or movable property of any nature or kind whatsoever and wheresoever situate.
3. To turn to account immovable or movable property by constructing, demolishing, reconstructing, altering, improving, decorating furnishing and maintaining, offices and flats, houses, factories, warehouses, shops, buildings and works and conveniences and by consolidating or connecting or subdividing properties and by leasing and disposing of the same, and by conducting thereon any and all types of farming including ranching, agriculture, arboriculture and dairy-farming.
4. To manage land, buildings and other property, whether belonging to the Company or not, and to collect rents and income and to supply to tenants and occupiers and others, refreshments, attendance, messengers, light, waiting rooms, reading rooms, meeting rooms, lavatories, laundry conveniences, electric conveniences, garages, and other advantages.
5. TO carry on the business of Builders and Contractors, general estate, financial and insurance agents in all its branches, and also to carry on the business of salesmen, manufacturers' representatives, commission agents, factors, brokers, del credere agents, merchants, or any other commercial, industrial or mining business.

TO/

6. TO acquire, conduct and carry on the business of bill brokers and dealers, purchasers, acceptors and discounters of bills of exchange, bills of lading, mortgage bonds, promissory notes, negotiable instruments, hire purchase agreements, insurance policies, suspensive sale contracts, warrants or debentures, or any other securities whatsoever, and to deal with any such bills, agreements or securities and to arrange for the purchase, acquisition, sale, disposal, or collection thereof, and to regulate, control and direct the management, expenditure and investment of the properties, assets, monies and funds of the Company.

7. TO carry on the business of general dealers and merchants, importers and exporters, and for such purposes to buy, sell and deal in all commercial and other commodities.

8. TO give any guarantee for the payment of money or the performance of any undertaking in relation to debentures, debenture stock, bonds, obligations, shares, loans, investments and other securities placed, made or effected through the Company's agency or in which the Company may in any way be interested, or which it may be deemed expedient in the Company's interest to guarantee, and also to guarantee the performance of any contract or obligation of any Company, Corporation, firm or person whatsoever in such manner and on such terms as may be considered desirable in the interests of the Company. To enter into

contracts/

contracts of Suretyship and Indemnity, to bind the Company as a co-Principal Debtor and to assume the obligations and liabilities of any person, persons or Company.

9. TO carry on the business of warehousemen and to acquire or construct bonded or other warehouses or stores and control, work, manage, let out or dispose of the same or any part or parts thereof.

10. To construct, maintain, lay down, carry out, work, sell, let or hire and deal in, electrical appliances, telephones, telegraphs and all kinds of works, machinery, engineering works, apparatus, conveniences and things capable of being used in connection with the Company's business, and in particular cables, wires, lines, stations, exchanges, reservoirs, accumulators, lamps, meters, engines and motors.

11. TO purchase lease or by other means acquire any land or any interest, leases, rights or servitudes over or in respect of any property and any buildings, factories, mills, works, businesses, shops, agencies, licenses, trade marks, trade names, brevets d'invention, wharves, jetties, roads, railways, tramways, machinery, engines, rolling stock, plant, live and dead stock, vessels, or things and any real or personal property or rights whatsoever which may be necessary for, or may be conveniently used with or may enhance the value of any other property of the Company, and to sell, lease, let exchange, burden by servitudes or similar real or personal burdens, or otherwise deal/

deal with any of the property of the Company for the time being or any part thereof, or any interest therein.

12. TO buy, sell, manufacture, prepare, repair alter and exchange, let or hire, import, export, or deal as brokers or otherwise in South African or foreign products of any and every description, whether derived from the soil or from the sea or otherwise, and in all kinds of articles and things deemed requisite for any of the objects or expedient for any of the businesses in which the Company or its clients, customers, or supporters may be interested or concerned, or which are supplied or dealt in by persons engaged in any such business, or which may seem capable of being profitably dealt with in connection with any business.

13. TO transact and conduct agency business of every description, whether in respect of farming operations, commercial transactions, industrial enterprises, or in regard to finance, industry or commerce at large, upon such terms as may from time to time be considered advisable in the interests of the Company, but not to act as Stock and Share Brokers.

14. TO act as agents or trustees or administrators for the investment, loan, payment, collection and transmission of money for the purchase, improvement, development. management or control of estates and property of every description

movable/

movable or immovable, including business concerns and ventures and undertakings in general, and shares or debentures in any such concerns, ventures and undertakings

15. TO use or let the lands, buildings, works, stores, factories, machinery and appliances of the Company or any part thereof from time to time, or at any other time, whether temporarily or permanently, for any manufacture or other purpose, whether connected with the above-mentioned objects or not, as may be deemed advantageous, and for the purpose aforesaid, to purchase or otherwise acquire, and to let, sell, or otherwise dispose of such machinery and appliances and any materials and to sell the product of any such manufacture.

16. TO carry on the business of market agents, producers, suppliers and vendors of farm produce, manufacturers of jam, dried or canned fruit, and manufacturers of sweets, chocolates, confectionery, prepared nuts and preserved fruits in all its branches.

17. To apply for patents, licenses, trade marks and copyrights, with the objects of protecting the Company's processes, schemes and ideas and to take any steps necessary in any part of the world for such protection.

18. TO adopt such means of making known the products of the Company as may seem expedient and in particular by advertising in the press, by circulars, by publication of books and periodicals and by the granting of prizes, rewards and donations.

TO/

19. TO purchase, subscribe for, or otherwise acquire any shares, stocks, debentures and securities of any company or corporation - private or public, either absolutely or conditionally, and either solely or jointly with others, and to pay for the same either in cash or in shares of the Company, or partly in cash and partly in shares, or otherwise,

20. TO acquire from any individual the whole or any part of his assets, and in particular, any dividends or bonuses that may have accrued or will hereafterwards accrue to him from any shares that he may hold in any other Company or corporation, as also any Director's Fees and/or salaries that may already have accrued or will hereafterwards accrue to such individual from whatever source derived - all upon such terms and conditions as to the Company may seem fit.

21. TO act as Director, Managing Director, and to hold any office (whether salaried or otherwise) in any other Company or Corporation.

22. TO invest and deal with any moneys of the Company upon such securities (other than the shares or stock of the Company) and in such manner as may from time to time be determined, and to realise, vary, reinvest or otherwise deal with any such securities.

23. TO acquire, carry on and undertake all or any part of the business, property and liabilities

of/

of any person or company, or any rights over the same, and whenever deemed desirable to cause any company to be placed into liquidation and to pay the costs of the liquidation of such company.

24. TO enter into partnership or into any arrangement for sharing profits, union of interests or joint adventure, or amalgamate with any person, firm or company carrying on, or about to carry on any business which this company is authorised to carry on, and to lend money to, guarantee the contracts of, and otherwise financially assist any firm, person or Company.

25. TO sell, improve, manage, develop, lease, mortgage, dispose of, give in exchange, turn to account all or any part of the property and rights of the company, and in particular, to sell the undertaking of the company or any part thereof, for such consideration as the Company may think fit, and in particular for shares, debentures or securities of any other company or corporation.

26. TO remunerate any person or company for services rendered in placing or assisting to place, or guaranteeing the placing of any shares or stock of the company, or any debentures or other securities of the company, or in or about the promotion of the company or the conduct of its business, or any other company in which this company may be interested.

TO/

27. TO borrow or raise money in such manner as the company may think fit, and in particular, by the issue of debentures or debenture stock, and in security of any moneys so borrowed or raised, to mortgage, pledge or charge the whole or any part of the property, assets or revenue of the company, present or future (including its uncalled capital) and to pass Bonds for registration with the proper authorities.

28. TO MAKE, accept, endorse and execute promissory notes, bills of exchange and other negotiable instruments.

29. TO distribute amongst the members and shareholders in specie any shares, debentures or other property of the company, or any proceeds arising from the sale, disposal or dealing with any of the company's assets, as also dividends from time to time, or bonuses.

30. TO lend money to such persons or companies and on such terms as may seem expedient and in particular to members and other persons having dealings with the company and to guarantee the debts, liabilities or obligations of or otherwise assist any such persons or companies.

31. TO procure or effect the incorporation or recognition of the company in any other country or place.

32. TO pay all the expenses and costs of and incidental to and connected with the promotion, formation, establishment and registration of the company.

TO/

33. TO do all such acts, matters and things as may be incidental to or conducive to the attainment of the above objects, or any of them.

AND it is hereby declared that the word "COMPANY" in this clause shall be deemed to include any partnership or other body of persons, whether incorporated or not incorporated, and whether domiciled in the Transvaal Province of the Union of South Africa or elsewhere.

THE intention is that the objects specified in each paragraph shall, except where otherwise expressed in such paragraph, be in no way limited or restricted by reference to or inference from the terms of any other paragraph or the name of the Company.

D. THE LIABILITY of the members is limited.

E. THE CAPITAL of the company is £100.0.0. (ONE HUNDRED POUNDS) divided into 100 (ONE HUNDRED) Shares of £1.0.0. (ONE POUND) each. The Capital of the company for the time being may be divided into several classes and preferential, deferred, qualified or special rights, privileges, or restrictions may be attached to the shares in any such class, and the rights attached to the shares respectively may be varied or abrogated.

WE the several persons whose names, addresses and occupations are hereunder subscribed, are desirous of being formed into a company in pursuance of this Memorandum of Association, and we respectively agree to take the number of shares in the capital of the company set opposite our respective names.

SIGNATURES/

SIGNATURES OF SUBSCRIBERS.	FULL NAMES AND ADDRESSES OF SUBSCRIBERS.	OCCUPATION OF SUBSCRIBERS.	NUMBER (IN WORDS) OF SHARES TAKEN BY EACH SUBSCRIBER.
H E Brande	Harold Ephraim Brande 1007, Transvaal House 80 Commissioner Street Johannesburg	Solicitor	One
J H Brande	Joseph Harold Brande, 1007 Transvaal House 80 Commissioner Street Johannesburg.	Solicitor	One.

TOTAL NUMBER OF SHARES TAKEN: Two

DATED at JOHANNESBURG this 22nd day of November, 1948

AS WITNESS TO THE ABOVE SIGNATURES:

SIGNATURE: M. Veale.

FULL NAME OF WITNESS: Maureen Veale.

OCCUPATION: Secretary.

ADDRESS: 1007, Transvaal House, 80, Commissioner Street, Johannesburg.

3100029250

No. U.C. 21964
REGISTERED
this 25th day
of November 1968.

THE COMPANIES ACT, 1926.

(A COMPANY LIMITED BY SHARES)

ARTICLES OF ASSOCIATION

of

ASHBOURNE INVESTMENTS (PROPRIETARY) LIMITED.

1. THE regulations contained in Table "A" in the First Schedule of the Companies Act, 1926, shall, subject to the provisions hereof, apply; such portions of the said Table as are in conflict or in any way inconsistent with these provisions are hereby deleted.

2. THE/

2. THE number of members for the time being of the Company (exclusive of persons who are for the time being in the employment of the Company) is not at any time to exceed 50 (fifty) but when two or more persons hold one or more shares in the Company jointly they shall be deemed for the purposes of this clause to be one member.

3. ANY invitation to the public to subscribe for any shares or debentures or debenture stock of the company is hereby prohibited.

4. THE shares shall be under the control of the Directors, who may allot or otherwise dispose of the same to such persons, companies or corporations, on such terms and conditions and at such times as the Directors may think fit, subject always to the provision that the Directors may attach to any shares allotted by them, such conditions limiting or restricting the voting power of any shares so allotted, with full power to give any person, company or corporation the call of any shares, either at par or at a premium, and for such time and for such consideration or gratuitously as the Directors may think fit.

5. THE company may at any time pay a commission to any person for subscribing or agreeing to subscribe either absolutely or conditionally for any shares in the company, or procuring or agreeing to procure subscriptions whether absolute or conditional for any shares in the company, but so that if the commission shall be paid or payable out of the capital of the company, the statutory conditions and re-

quirements /

quirements shall be observed and complied with and the commission shall not exceed 10% (ten percentum) of the price at which the shares are issued.

6. REGULATION Five (5) of Table "A" shall not apply.

7. REGULATION Eleven (11) of Table "A" shall not apply.

8. IN Regulation Twenty-three (23) of Table "A" the words "not being fully paid shares" shall be omitted. The Directors may, at any time and without assigning any reason therefor, decline to register any proposed transfer of shares.

9. REGULATIONS Forty-one (41) to Forty-six (46) inclusive of Table "A" shall not apply.

10. THE Company is hereby prohibited from issuing share warrants.

11. THE provisions of Regulation Forty-eight (48) of Table "A" shall not apply unless the resolution increasing the share capital directs its application to the new shares.

12. THE following clause shall be substituted for Regulation Fifty-one (51) of Table "A":-

> "The Directors shall not be restricted as to the amount they may borrow and the Directors may in their discretion from time to time raise or borrow from the members or other persons any sum or sums of money for the purposes of the Company, irrespective of the amount of share capital issued."

13. IN Regulation Fifty-eight (58) of Table "A" the word "Seven" shallbe deleted, and the word "Two" inserted in lieu thereof.

14. THAT Regulation 26, 27, 28 and 71 of Table "A"

shall /

shall be read subject to the provision of Articles 4 and 8 of these presents.

15. REGULATION Sixty-seven (67) of Table "A" is excluded from these Articles. In the case of an equality of votes, whether on a show of hands or on a poll, the Chairman of the meeting at which the show of hands takes place, or at which the poll is demanded, shall not be entitled to a second or casting vote.

16. IN Regulation Seventy-four (74) of Table "A" the words "no person shall act as a proxy unless either he is entitled on his own behalf to be present and vote at the meeting at which he acts as proxy, or he is appointed to act at that meeting as proxy, for a corporate body" shall be deleted.

17. IN Regulation Seventy-five (75) of Table "A" the words "not less than forty-eight hours" shall be deleted.

18. AN instrument appointing a proxy may appoint several persons in the alternative and Regulation Seventy-six (76) of Table "A" shall be modified accordingly.

19. UNLESS otherwise determined by a general meeting from time to time, the number of Directors of the Company shall not be less than one (1) nor more than four (4).

20. REGULATION Seventy-eight (78) of Table "A" shall not apply. The remuneration of the Directors shall from time to time be such as they determine.

21. (a) REGULATION Eighty (80) of Table "A" shall not apply and it shall not be necessary for a Director to possess any share qualifications;

(b) IN Regulation Eighty-one (81) of Table "A" the

words /

words "one of the shareholders possessing the necessary qualifications of a director" shall be deleted and the words "any person" substituted therefor.

22. REGULATION Eighty-six (86) of Table "A" shall not apply.

23. NO Director shall be disqualified by his office from contracting with the company either as vendor, purchaser, or otherwise, nor shall any such contract or arrangement entered into by or on behalf of the Company in which any Director shall be in any way interested be avoided, nor shall any Director so contracting or being so interested be liable to account to the company for any profit realised by any such contract or arrangement by reason of such director holding that office or of the fiduciary relation thereby established, but it is declared that the nature of his interest must be disclosed by him at the meeting of directors at which the contract or arrangement is determined on, if his interest then exist, or in any other case at the first meeting of directors after the acquisition of such interest; and no director shall as a director vote in respect of any arrangement in which he is so interested, and if he do so vote his vote shall not be counted.

24. A director may hold any office or place of profit except that of auditor in the company, in conjunction with his directorship, and may be appointed thereto upon such terms as to remuneration, tenure of office and otherwise as may be arranged by the directors.

25. IN Regulation Ninety-five (95) of Table "A" the

following /

following words shall be deleted:-

"(b) without the consent of the company in general meeting holds any other office of profit under the company except that of managing director or manager; or

(f) is directly or indirectly interested in any contract with the company or participates in the profits of any contract with the company".

26. REGULATION Ninety-six (96) to One Hundred (100) inclusive of Table "A" and Regulation One Hundred and six (106) of Table "A" shall not apply. Two Directors, one of whom may be an alternate Director, shall form a quorum at any meeting of the Board of Directors until such time as otherwise determined by the Board.

27. IN case of an equality of votes at Directors' Meetings, the Chairman of Directors shall not have a second or casting vote and the matter in issue shall be referred to the Company in general meeting. Regulation One Hundred and Five (105) of Table "A" shall be modified accordingly.

28. THE members by resolution may from time to time entrust to and confer upon a Managing Director for the time being the powers exercisable by the Company as they may think fit, and may confer such power for such time and to be exercised for such objects and purposes and upon such terms and conditions and with such restrictions as they think expedient, and they may confer such powers either collaterally with or to the exclusion of and in substitution for all or any powers conferred by them on the directors in that behalf and may from

time /

time to time revoke, withdraw, alter or vary all or any of such powers.

29. WITHOUT prejudice to the general powers conferred by Regulation Eighty-three (83) of Table "A" and the other powers conferred by these presents it is expressly declared that the Directors shall have the following powers, that is to say, power:-

(a) To pay the costs, charges and expenses preliminary and incidental to the promotion, formation, establishment and registration of the company.

(b) To purchase or otherwise acquire for the Company any property, rights or privileges which the Company is authorised to acquire at or for such price or consideration, and generally on such terms and conditions as they think fit.

(c) At their discretion to pay for any property, rights and privileges acquired by or services rendered to the Company either wholly or partially in cash or in shares, or in bonds, debentures, debenture stock or other securities of the company and any such shares may be issued either as fully paid up or with such amount credited as paid up thereon as may be agreed upon, and any such bonds, debentures, debenture stock or other securities may be either specifically charged upon all or any part of the property of the company and its uncalled capital or not so charged.

(d) To secure the fulfilment of any contracts or

engagements /

engagements entered into by the Company by Mortgage or charge of all or any of the property of the Company and its uncalled capital for the time being, or in such other manner as they think fit.

(e) To appoint and at their discretion remove or suspend such managers, secretaries, officers, clerks, agents and servants for temporary, permanent, or special services as they may from time to time think fit, and to determine their duties and powers, and fix their salaries or emoluments and to require security in such instances and to such amount as they think fit.

(f) To accept from any member, on such terms and conditions as shall be agreed, a surrender of his shares or stock or any part thereof.

(g) To appoint any person or persons (whether incorporated or not incorporated) to accept and hold in trust for the Company any property belonging to the company or in which it is interested or for any other purposes, and to execute and do all such deeds and things as may be requisite in relation to any such trust, and to provide for the remuneration of such trustees.

(h) To institute, conduct, defend, compound, or abandon any legal proceedings by and against the company or its officers or otherwise concerning the affairs of the company, and also to compound and allow time for payment or satisfaction of any debts due, and of any claims or demands by or against the company.

(i) To make and give receipts, releases and other discharges for money payable to the company,

and /

and for the claims and demands of the company.

(j) To determine who shall be entitled to sign on the company's behalf, bills, notes, receipts, acceptances, endorsements, cheques, releases, contracts and documents.

(k) To give to any officer or other person employed by the company a commission on the profits of any particular business or transaction, or a share in the general profits of the company, and such commission or share of profits shall be treated as part of the working expenses of the company.

(l) Before recommending any dividends to set aside out of the profits of the company such sums as they think proper as a reserve fund to meet the contingencies, or for special dividends, or for equalising dividends or for repairing, improving and maintaining any of the property of the company, or for other purposes as the directors shall in their absolute discretion think conducive to the interests of the Company and (subject to clause (d) hereof) to invest the several sums so set aside upon such investments as they think fit, and from time to time to deal with and vary such investments, and dispose of all or any part thereof for the benefit of the Company and to divide the Reserve Fund into such special funds as they think fit, and to employ the reserve or any part thereof in the business of the company, and that without being bound to keep the same separate from the other assets.

(m) To enter into all such negotiations and

contracts /

contracts and rescind and vary all such contracts and execute and do all such acts, deeds and things in the name and on behalf of the Company as they may consider expedient for or in relation to any of the matters aforesaid, or otherwise for the purposes of the company.

(n) To borrow or raise money for the purpose of the Company, and to secure the repayment thereof on such terms and in such manner as they think fit.

(o) To open and operate banking accounts, and to draw, accept, endorse, make and execute bills of exchange, promissory notes, cheques and other negotiable instruments connected with the business of the Company, and in accordance with the provisions of these presents or any authority expressly conferred by General Meeting.

(p) To remunerate Directors for special services rendered in proceeding abroad in connection with the business of the Company, and to reimburse them for any travelling expenses incurred in connection therewith.

(q) To invest and deal with any of the monies of the Company not immediately required for the purposes of the Company in or upon such securities and on such terms as they may think fit, and from time to time to vary or realise such investments, provided that the funds of the Company shall not be expended to the purchase nor lent on the security of its own shares.

(r) To delegate to any person or persons any of their powers and discretions, and to give to

any /

through the insufficiency or deficiency of title to any property acquired by order of the directors or on behalf of the company, or for the insufficiency or deficiency of any security in or upon which any of the moneys of the company shall be invested or lent or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person with whom any moneys, securities or effects shall be deposited, or for any loss occasioned by any error of judgment, or oversight on his part, or for any other loss, damage or misfortune whatever which shall happen in the execution of the duties of his office or in relation thereto, unless the same shall happen through his own dishonesty.

SIGNATURES /

any such person or persons full power of substitution or sub-delegation.

30. THE provisions of Regulation One Hundred and Twenty-eight (128) of Table "A" shall not apply.

31. REGULATION One Hundred and Thirteen (113) of Table "A" shall be deleted, and the following substituted in its place :-

"The directors may from time to time declare dividends."

32. REGULATION One Hundred and Thirty-eight (138) of Table "A" shall be deleted.

33. A Resolution in writing signed by all the directors for the time being shall be as valid and effectual as if it had been passed at a meeting of Directors duly called and constituted.

34. EVERY Director, Manager or officer of the Company or any person (whether an officer of the company or not) employed by the Company as Auditor shall be indemnified out of the funds of the Company against all liability incurred by him as such Director, Manager, officer or Auditor in defending any proceedings, whether civil or criminal, in which judgment is given in his favour, or in which he is acquitted, or in connection with any application under Section 217 of the Companies Act 1926, as amended, in which relief is granted to him by the Court.

35. NO Director or other officer of the company shall be liable for the acts, receipts, neglects or defaults of any other director or officer, or for joining in any receipt or other act for conformity or for the loss or expense happening to the company

through /

SIGNATURES OF SUBSCRIBERS.	FULL NAMES AND ADDRESSES OF SUBSCRIBERS.	OCCUPATIONS OF SUBSCRIBERS.
H. E. Brauer	Harold Ephraim Brauer, 1007 Transvaal House, 80 Commissioner Street, Johannesburg	Solicitor
J. H. Brauer	Joseph Harold Brauer, 1007 Transvaal House, 80 Commissioner Street, Johannesburg	Solicitor

DATED at JOHANNESBURG, this 22nd day of November 1968

AS WITNESS to the above signatures:

SIGNATURE: M. Veale

FULL NAME OF WITNESS: Maureen Veale

OCCUPATION: Secretary

ADDRESS: 1007, Transvaal House, 80, Commissioner Street, Johannesburg.

Exhibit 21

5100029206

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 26

Special Resolution
(Section 200)
(To be lodged in duplicate)

Revenue stamp or Revenue franking Machine impression R80

Registration No. of company
1948/031964/06

Name of company SOUTHERN HOLDINGS LIMITED

Date notice given to members N/A Date resolution passed 24 October 2000

Special resolution passed in terms of section 75(1)(e) of the Act/*paragraph ....

of the memorandum/*article .... of the articles.

~~Copy of notice convening meeting attached.~~
~~Consent to waive period of notice of meeting (CM 25) attached/*not attached.~~ CM 25A Attached

CONTENTS OF RESOLUTION (Use reverse side if necessary)

Resolved:

SEE ANNEXURE

Rubber stamp of company, if any or of secretaries.

Date 24 October 2000 Signature ....
Director/Secretary/Manager

Name (in block capitals) GEORGE WILLIAM POOLE

* Delete whichever not applicable.

To be completed by company

Herewith copy of special resolution as registered.

Registration No. of company
1948/031964/06

Name of company ....
SOUTHERN HOLDINGS LIMITED

Postal address P.O. BOX 61719 MARSHALLTOWN 2107

SAVAGE

Special resolution Registered this day 2000 -11-

Date stamp of Companies Registration Office

Registrar of Companies

Not valid unless stamped by Registrar of Companies.

3100029207.

SOUTHERN HOLDINGS LIMITED

1948/031964/06

ANNEXURE

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES 2000-10-27 REGISTRAR OF COMPANIES AND CLOSE CORPORATIONS

SPECIAL RESOLUTION NO.1 - SUBDIVISION OF SHARE CAPITAL:

THAT in terms of Article No.8.1.5 of the Articles of Association of the company, the authorised ordinary share capital of the company comprising of:

100 (one hundred) ordinary shares of R2,00 (two Rand) each, 100 (one hundred) of which are in issue

be and it is hereby subdivided into:

25,000,000 (twenty five million) ordinary shares of R0,000008 each

so that immediately after the passing of this resolution, the authorised and issued share capital of the company will be as follows:

Authorised:

R200,00 divided into:

25,000,000 (twenty five million) ordinary shares of R0,000008 each

Issued:

R200,00 divided into:

25,000,000 (twenty five million) ordinary shares of R0,000008 each

SPECIAL RESOLUTION NO.2 - AMENDMENT OF THE MEMORANDUM OF ASSOCIATION:

THAT subject to the passing of special resolution no.1 above, the Memorandum of Association be amended by deleting paragraph 33.E thereof and substituting the following new paragraph 33.E

"33.E SHARE CAPITAL

Par Value: The share capital of the company is R200,00 (two hundred Rand) divided into:

25,000,000 (twenty five million) ordinary shares of R0,000008 each

SPECIAL RESOLUTION NO.3 - AMENDMENT OF THE ARTICLES OF ASSOCIATION:

THAT the company's Articles of Association be amended by inserting the following new article:

"ACQUISITION OF SHARES

The company may from time to time approve the acquisition of any of its issued ordinary shares in the manner contemplated by and subject to the provision of the Companies Amendment Act No.37 of 1999."

The above special resolutions shall be effective from date of passing, 24 October 2000, notwithstanding the date of registration thereof by the Registrar of Companies.

MAATSKAPPYWET – COMPANIES ACT, 1973

GEWYSIGDE SERTIFIKAAT VAN INLYWING MET BETREKKING TOT DIE OMSKEPPING VAN EEN TIPE OF VORM VAN MAATSKAPPY IN 'N ANDER TIPE OF VORM VAN MAATSKAPPY

AMENDED CERTIFICATE OF INCORPORATION RELATING TO THE CONVERSION OF ONE TYPE OR FORM OF COMPANY INTO ANOTHER TYPE OR FORM OF COMPANY

(Artikel/Section 28 (1))

Registrasienommer van Maatskappy
Registration Number of Company

05/31964/06

Hierby word gesertifiseer dat
This is to certify that SOUTHERN HOLDINGS (PROPRIETARY) LIMITED

wat geregistreer is op
which was registered on 25 November 1948

by SPESIALE BESLUIT omskep is van 'n
has by SPECIAL RESOLUTION been converted from a private company having a share capital

in 'n
into a public company having a share capital

en dat die naam van die maatskappy in my register voorkom, as
and the name of the company is shown in my register as

SOUTHERN HOLDINGS LIMITED

met ingang van die datum van hierdie sertifikaat.
with effect from the date of this certificate.

Geteken en geseël in Pretoria op hede die Eighteenth dag van February, Eenduisend Negehonderd
Signed and sealed at Pretoria, this Eighteenth day of February, One thousand Nine hundred

en
and eighty eight

J H Olchers

Seël van Registrasiekantoor vir Maatskappye
Seal of the Companies Registration Office

Registrateur van Maatskappye/Registrar of Companies

Hierdie sertifikaat is nie geldig nie, tensy geseël deur die seël van die Registrasiekantoor vir Maatskappye.
This certificate is not valid unless sealed by the seal of the Companies Registration Office.

Deur maatskappy ingevul word – To be completed by company

Gewysigde Sertifikaat van Inlywing met betrekking tot Omskepping van Een Tipe of Vorm Maatskappy in 'n Ander Tipe of Vorm van Maatskappy,
Amended Certificate of Incorporation relating to Conversion of One Type or Form of Company into Another Type or Form of Company,

gedateer/dated ____________, hiermee/herewith

Naam van Maatskappy
Name of Company SOUTHERN HOLDINGS (PROPRIETARY) LIMITED

c/o Group Secretarial Services

Posadres
Postal address P O Box 590

Johannesburg 2000

Datumstempel van Registrasiekantoor vir Maatskappye
Date stamp of Companies Registration Office

310002920

REGISTRATEUR VAN MAATSKAPPYE
PRIVAATSAK
Registrateur van Maatskappye

1988 -02- 18

PRETORIA 0001
REGISTRAR OF COMPANIES

Registrar of Companies

REPUBLIEK VAN SUID-AFRIKA — REPUBLIC OF SOUTH AFRICA Vorm Form CM 45

MAATSKAPPYWET — COMPANIES ACT, 1973

GEWYSIGDE SERTIFIKAAT VAN INLYWING MET BETREKKING TOT DIE OMSKEPPING VAN EEN TIPE OF VORM VAN MAATSKAPPY IN 'N ANDER TIPE OF VORM VAN MAATSKAPPY

AMENDED CERTIFICATE OF INCORPORATION RELATING TO THE CONVERSION OF ONE TYPE OR FORM OF COMPANY INTO ANOTHER TYPE OR FORM OF COMPANY

(Artikel/Section 28 (1))

3100029697

Registrasienommer van Maatskappy
Registration Number of Company

05/31964/06

Hierby word gesertifiseer dat
This is to certify that SOUTHERN HOLDINGS (PROPRIETARY) LIMITED

wat geregistreer is op
which was registered on 25 November 1948

by SPESIALE BESLUIT omskep is van 'n
has by SPECIAL RESOLUTION been converted from a private company having a share capital

in 'n
into a public company having a share capital

en dat die naam van die maatskappy in my register voorkom, as
and the name of the company is shown in my register as

SOUTHERN HOLDINGS LIMITED

met ingang van die datum van hierdie sertifikaat.
with effect from the date of this certificate.

Geteken en geseël in Pretoria op hede die Eighteenth dag van February, Eenduisend Negehonderd en
Signed and sealed at Pretoria, this Eighteenth day of February, One thousand Nine hundred and eighty eight

J H Olchers

Seël van Registrasiekantoor vir Maatskappye
Seal of the Companies Registration Office

Registrateur van Maatskappye/Registrar of Companies

Hierdie sertifikaat is nie geldig nie, tensy geseël deur die seël van die Registrasiekantoor vir Maatskappye.
This certificate is not valid unless sealed by the seal of the Companies Registration Office.

Moet deur maatskappy ingevul word — To be completed by company

Gewysigde Sertifikaat van Inlywing met betrekking tot Omskepping van Een Tipe of Vorm Maatskappy in 'n Ander Tipe of Vorm van Maatskappy,
Amended Certificate of Incorporation relating to Conversion of One Type or Form of Company into Another Type or Form of Company,

gedateer/dated ______________, hiermee/herewith

Naam van Maatskappy
Name of Company SOUTHERN HOLDINGS (PROPRIETARY) LIMITED

c/o Group Secretarial Services

Posadres
Postal address P O Box 590

Johannesburg 2000

D A Freemantle 3739111

Datumstempel van Registrasiekantoor vir Maatskappye

REGISTRATEUR VAN MAATSKAPPYE
PRIVAATSAK Date stamp of Companies Registration Office
Registrateur van Maatskappye
1988-02-18
PRETORIA 0001
REGISTRAR OF COMPANIES
Registrar of Companies

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 26

3100029210

Special resolution

(Section 200)

(To be lodged in duplicate)

REGISTRATEUR VAN MAATSKAPPYE
PRIVAATSAK/PRIVATE BAG X429

17-9-1979

PRETORIA 0001

REGISTRAR OF COMPANIES

Registration No. of company: UC 31964

Name of company: SOUTHERN PROSPECTING (PROPRIETARY) LIMITED

Date notice given to members: 1 June 1979 Date resolution passed: 29 June 1979

Special resolution passed in terms of section ________ of the Act/*paragraph ________ of the memorandum/*article ________ of the articles.

Copy of notice convening meeting attached.

Consent to waive period of notice of meeting (CM 25) [struck out]/*not attached.

CONTENTS OF RESOLUTION (Use reverse side if necessary)

Resolved:

That the name of the company be changed to

SOUTHERN HOLDINGS (PROPRIETARY) LIMITED

Rubber stamp of company, if any or of secretaries.

Date: 29 June 1979 Signature: [signature]

Director/S[struck out]

Name (in block capitals): KENNETH CUNNINGHAM WHYTE

*Delete whichever not applicable.

To be completed by company.

Herewith copy of special resolution as registered.

Registration No. of company: UC 31964

Name of company: SOUTHERN PROSPECTING (PROPRIETARY) LIMITED

Postal address: P.O. BOX 2536
Johannesburg. 2000

Not valid unless stamped by Registrar of Companies.

SPESIALE BESLUIT GEREGISTREER / SPECIAL RESOLUTION Special resolution registered this day

30-10-1979

Date stamp of Companies Registration Office

Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE / REGISTRAR OF COMPANIES

F. C. DE BEER

3100029211

Form CM 9

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973
CERTIFICATE OF CHANGE OF NAME OF COMPANY
Section 44 (1) (b)

Registration No. of company
~~UC 31964~~/07

This is to certify that SOUTHERN PROSPECTING (PROPRIETARY) LIMITED

has changed its name by SPECIAL RESOLUTION and is now called SOUTHERN HOLDINGS (PROPRIETARY) LIMITED

and that the new name has this day been entered in the Register of Companies.

Signed and sealed at Pretoria, this 30 day of OCTOBER

One thousand Nine hundred and SEVENTY NINE

Seal of Companies Registration Office.

Registrar of Companies

This certificate is not valid unless sealed by the seal of the Companies Registration Office.

Certificate of change of name dated 29 June 1979 herewith.

Name of company SOUTHERN PROSPECTING (PTY) LIMITED

Postal address P.O. Box 2536
JOHANNESBURG.
2000

Date stamp of Companies Registration Office
Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE
30 -10- 1979
PRETORIA
REGISTRAR OF COMPANIES

Cert. 3.

No. [illegible]

REPUBLIC OF SOUTH AFRICA

REPUBLIEK VAN SUID-AFRIKA

Certificate of Change of Name
Sertifikaat van Naamsverandering

I Hereby Certify that
Ek Sertifiseer Hierby dat

ASHBOURNE INVESTMENTS (PROPRIETARY) LIMITED

has changed its name by SPECIAL RESOLUTION and is now called
per SPESIALE BESLUIT sy naam verander het en nou bekend staan as

SOUTHERN PROSPECTING (PROPRIETARY) LIMITED

and that I have entered this new name on the Register of Companies.
en dat ek die nuwe naam in die Register van Maatskappye ingeskryf het.

Signed at PRETORIA this [illegible] day of
Geteken te PRETORIA op hede die [illegible] *dag van*

[illegible] One thousand Nine hundred and [illegible]
Eenduisend Negehonderd

for Registrar of Companies.
namens *Registrateur van Maatskappye.*

3100029213.

NOTE.—Four copies of every special resolution shall be transmitted to the Registrar within thirty days from the passing of the resolution.

R1.00 REVENUE

REGISTRAR OF PATENTS, DESIGNS, TRADE MARKS AND COMPANIES

11 6 1964

PRETORIA

THE COMPANIES ACT 1926

SPECIAL/~~ORDINARY~~ RESOLUTION

OF THE

ASHBOURNE INVESTMENTS (PROPRIETARY) Limited.

Notice of Meeting given to members 8th May 1964 (Here insert date)

Passed 8th June 1964 (Here insert date)

(Here state contents of Resolution.)

IT WAS RESOLVED THAT :

1. The name of the Company be changed to SOUTHERN PROSPECTING (PROPRIETARY) LIMITED.

2. Clause C of the Memorandum of Association of the Company be altered by adding before 1., the following new paragraph, namely :

C.(a) To search for, win, get, quarry, reduce, amalgamate, dress, refine and prepare for market auriferous and argentiferous quartz, gold, silver, copper, iron, sand, coal, precious and base metals, clay, fire-clay, ore and other mineral substances whether auriferous or argentiferous or tin-bearing or not, precious or semiprecious stones, lime, limestone, torbanite and other minerals, metals and mineral substances, mineral products and mineral oils of every nature and kind whatsoever without any exception whether in liquid, semi-liquid or gaseous form and including, inter alia, those of vegetable and animal origin, and generally to carry on and promote the business of miners, mineralogists, metallurgists, amalgamators, Geophysicits, smelters, quarry owners, quarrymen and brickmakers.

The above Resolutions were passed unanimously.

NO. LC 3i 964

SPESIALE BESLUIT GEREGISTREER
SPECIAL RESOLUTION REGISTERED

OP
ON 27/8/64

A. J. RAB

884

3100029214

MEMORANDUM AND ARTICLES OF ASSOCIATION

of

ASHBOURNE INVESTMENTS (PROPRIETARY), LIMITED.

C.M. 3.

REPUBLIC OF SOUTH AFRICA

No. [illegible]

REPUBLIEK VAN SUID-AFRIKA

Certificate of Change of Name
Sertifikaat van Naamsverandering

I Hereby Certify that
Ek Sertifiseer Hierby dat

[illegible] INVESTMENTS ([illegible]) LIMITED

has changed its name by SPECIAL RESOLUTION and is now called
per SPESIALE BESLUIT sy naam verander het en nou bekend staan as

[illegible] ([illegible]) LIMITED

and that I have entered this new name on the Register of Companies.
en dat ek die nuwe naam in die Register van Maatskappye ingeskryf het.

Signed at PRETORIA this [illegible] day of
Geteken te PRETORIA op hede die [illegible] *dag van*

[illegible], One thousand Nine hundred and [illegible]
Eenduisend Negehonderd

for Registrar of Companies.
namens *Registrateur van Maatskappye.*

G.P.-S.[illegible]—1963-64—4,000.

5100029216

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973
CERTIFICATE OF CHANGE OF NAME OF COMPANY
Section 44 (1) (b)

Form CM 9

Registration No. of company
~~UG 31964/~~07

This is to certify that SOUTHERN PROSPECTING (PROPRIETARY) LIMITED

has changed its name by SPECIAL RESOLUTION and is now called
SOUTHERN HOLDINGS (PROPRIETARY) LIMITED
and that the new name has this day been entered in the Register of Companies.

Signed and sealed at Pretoria, this 30 day of OCTOBER
One thousand Nine hundred and SEVENTY NINE

Seal of Companies Registration Office.

Registrar of Companies

This certificate is not valid unless sealed by the seal of the Companies Registration Office.

Certificate of change of name dated 29 June 1979 herewith.
Name of company SOUTHERN PROSPECTING (PTY) LIMITED
Postal address P.O. Box 2536
JOHANNESBURG.
2000

Date stamp of Companies Registration Office
Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE
30-10-1979
PRETORIA
REGISTRAR OF COMPANIES

COMPANIES ACT, 1973

31000294/1/

Special resolution

(Section 200)

(To be lodged in duplicate)

REGISTRATEUR VAN MAATSKAPPYE
PRIVAATSAK/PRIVATE BAG X45
Revenue stamp or revenue franking machine impression

Registration No. of company
UC 31964

11-9-1979

PRETORIA 0001

REGISTRAR OF COMPANIES

Name of company SOUTHERN PROSPECTING (PROPRIETARY) LIMITED

Date notice given to members 1 June 19 79 Date resolution passed 29 June 19 79

Special resolution passed in terms of section ________ of the Act/*paragraph ________ of the memorandum/ *article ________ of the articles.

Copy of notice convening meeting attached.

Consent to waive period of notice of meeting (CM 25) ~~attached~~/*not attached.

CONTENTS OF RESOLUTION (Use reverse side if necessary)

Resolved:

That the name of the company be changed to

SOUTHERN HOLDINGS (PROPRIETARY) LIMITED

Rubber stamp of company, if any or of secretaries.

Date 29 June 1979 Signature x [signature]

Director/~~Secretary~~

Name (in block capitals) KENNETH CUNNINGHAM WHYTE

*Delete whichever not applicable.

To be completed by company.

Herewith copy of special resolution as registered.

Registration No. of company
UC 31964

Name of company SOUTHERN PROSPECTING (PROPRIETARY) LIMITED

Postal address P.O. BOX 2536
Johannesburg. 2000

Not valid unless stamped by Registrar of Companies.

SPESIALE BESLUIT GEREGISTREER
Special resolution registered this day

30-10-1979

Date stamp of Companies Registration Office

Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE
REGISTRAR OF COMPANIES

F. C. DE BEER

Cert. 3.

No. [illegible]

REPUBLIC OF SOUTH AFRICA

REPUBLIEK VAN SUID-AFRIKA

Certificate of Change of Name
Sertifikaat van Naamsverandering

I Hereby Certify that
Ek Sertifiseer Hierby dat

[illegible]

has changed its name by SPECIAL RESOLUTION and is now called
per SPESIALE BESLUIT sy naam verander het en nou bekend staan as

[illegible]

and that I have entered this new name on the Register of Companies.
en dat ek die nuwe naam in die Register van Maatskappye ingeskryf het.

Signed at PRETORIA this [illegible] day of
Geteken te PRETORIA op hede die [illegible] *dag van*

[illegible], One thousand Nine hundred and [illegible]
Eenduisend Negehonderd

for Registrar of Companies.
namens *Registrateur van Maatskappye.*

G.P.-S.5112—1947-8—80,000. S.

Form C.10.

No. U.C. 31964

COMPANIES REGISTRATION OFFICE
25-11-1948
PRETORIA
REGISTRASIEKANTOOR VIR MAATSKAPPYE

Y OF S.A. LTD.
-6 MAY
ATTORNEY,
SOUTH, JO'BURG.

Certificate of Incorporation.
Sertifikaat van Inkorporasie.

I hereby Certify
Ek Sertifiseer hierby

THAT
DAT

"ASHBOURNE INVESTMENTS (PROPRIETARY)

LIMITED"

is this day incorporated under the Companies Act, 1926 (Act No: 46 of 1926), and that the Company is LIMITED.

vandag geïnkorporeer is onder die Maatskappywet, 1926 (Wet No: 46 van 1926), en dat die Maatskappy BEPERK is.

Given under my hand at PRETORIA
Gegee onder my hand te PRETORIA

this TWENTY-FIFTH *day of* NOVEMBER
hede die *dag van*

One thousand Nine hundred and FORTY-EIGHT
Eenduisend Negehonderd en



UNIE VAN SUID AFRIKA
REVENUE
UNION OF SOUTH AFRICA
REVENUE

800

Registrar of Companies.
Registrateur van Maatskappye.

3100029220

MEMORANDUM AND ARTICLES OF ASSOCIATION

of

ASHBOURNE INVESTMENTS (PROPRIETARY), LIMITED.

NOTE.—Four copies of every special resolution shall be transmitted to the ... within thirty days from the passing of the resolution.

R1.00 REVENUE

REGISTRAR OF STAMPS, DESIGNS, TRADE MARKS AND PATENTS

310002922 11 6 1964

THE COMPANIES ACT 1926

SPECIAL/~~ORDINARY~~ RESOLUTION

OF THE

ASHBOURNE INVESTMENTS (PROPRIETARY) Limited.

Notice of Meeting given to members 8th May 1964 (Here insert date)

Passed 8th June 1964 (Here insert date)

(Here state contents of Resolution.)

IT WAS RESOLVED THAT :

1. The name of the Company be changed to SOUTHERN PROSPECTING (PROPRIETARY) LIMITED.

2. Clause C of the Memorandum of Association of the Company be altered by adding before 1., the following new paragraph, namely :

C.(a) To search for, win, get, quarry, reduce, amalgamate, dress, refine and prepare for market auriferous and argentiferous quartz, gold, silver, copper, iron, sand, coal, precious and base metals, clay, fire-clay, ore and other mineral substances whether auriferous or argentiferous or tin-bearing or not, precious or semiprecious stones, lime, limestone, torbanite and other minerals, metals and mineral substances, mineral products and mineral oils of every nature and kind whatsoever without any exception whether in liquid, semi-liquid or gaseous form and including, inter alia, those of vegetable and animal origin, and generally to carry on and promote the business of miners, mineralogints, metallurgists, amalgamators, Geophysicits, smelters, quarry owners, quarrymen and brickmakers.

The above Resolutions were passed unanimously.

NO. 11C 31.9.64

SPESIALE BESLUIT GEREGISTREER
SPECIAL RESOLUTION REGISTERED

OP
ON 27/8/64

A. J. RAS

NAMENS REGISTRATEUR VAN MAATSKAPPYE
FOR REGISTRAR OF COMPANIES

3100029222

No. U.C. 31364
REGISTERED this 25th day
of November 1948.

THE COMPANIES ACT, 1926.

MEMORANDUM OF ASSOCIATION

of

ASHBOURNE INVESTMENTS (PROPRIETARY), LIMITED.

A. THE name of the Company is "ASHBOURNE INVESTMENTS (PROPRIETARY), LIMITED".

B. THE registered office of the Company will be situate in the Transvaal Province.

C. THE objects for which the Company is established

1\. TO ratify, adopt and carry into effect an agreement dated the 18th day of NOVEMBER, 1948, made between BECKY SUSSMAN as SELLER, and WILLIAM CORNELIUS BUTLER (as a Trustee for a Company to be formed, and being this Company) as PURCHASER, relating to the purchase by this Company from the said BECKY SUSSMAN of Freehold Stand No. 2924, Johannesburg;

AND to accept the rights conferred and to undertake the obligations imposed upon the Company under such Agreement, and further to enter into any supplementary or further or altered agreement or agreements in reference to the subject matter dealt with in the aforesaid Agreement.

TO/.......................

in any other manner whatsoever, movable and immovable property of any nature and kind whatsoever and wheresoever situate, or any right or interest whatsoever in any immovable or movable property of any nature or kind whatsoever and wheresoever situate. 3100029224

3. To turn to account immovable or movable property by constructing, demolishing, reconstructing, altering, improving, decorating furnishing and maintaining, offices and flats, houses, factories, warehouses, shops, buildings and works and conveniences and by consolidating or connecting or subdividing properties and by leasing and disposing of the same, and by conducting thereon any and all types of farming including ranching, agriculture, arboriculture and dairy-farming.

4. To manage land, buildings and other property, whether belonging to the Company or not, and to collect rents and income and to supply to tenants and occupiers and others, refreshments, attendance, messengers, light, waiting rooms, reading rooms, meeting rooms, lavatories, laundry conveniences, electric conveniences, garages, and other advantages.

5. TO carry on the business of Builders and Contractors, general estate, financial and insurance agents in all its branches, and also to carry on the business of salesmen, manufacturers' representatives, commission agents, factors, brokers, del credere agents, merchants, or any other commercial, industrial or mining business.

TO/

6. To acquire, conduct and carry on the business of bill brokers and dealers, purchasers, acceptors and discounters of bills of exchange, bills of lading, mortgage bonds, promissory notes, negotiable instruments, hire purchase agreements, insurance policies, suspensive sale contracts, warrants or debentures, or any other securities whatsoever, and to deal with any such bills, agreements or securities and to arrange for the purchase, acquisition, sale, disposal, or collection thereof, and to regulate, control and direct the management, expenditure and investment of the properties, assets, monies and funds of the Company.

3100029225

7. TO carry on the business of general dealers and merchants, importers and exporters, and for such purposes to buy, sell and deal in all commercial and other commodities.

8. TO give any guarantee for the payment of money or the performance of any undertaking in relation to debentures, debenture stock, bonds, obligations, shares, loans, investments and other securities placed, made or effected through the Company's agency or in which the Company may in any way be interested, or which it may be deemed expedient in the Company's interest to guarantee, and also to guarantee the performance of any contract or obligation of any Company, Corporation, firm or person whatsoever in such manner and on such terms as may be considered desirable in the interests of the Company. To enter into

to bind the Company as a co-Principal Debtor and to assume the obligations and liabilities of any person, persons or Company.

3100029226

9. TO carry on the business of warehousemen and to acquire or construct bonded or other warehouses or stores and control, work, manage, let out or dispose of the same or any part or parts thereof.

10. To construct, maintain, lay down, carry out, work, sell, let or hire and deal in, electrical appliances, telephones, telegraphs and all kinds of works, machinery, engineering works, apparatus, conveniences and things capable of being used in connection with the Company's business, and in particular cables, wires, lines, stations, exchanges, reservoirs, accumulators, lamps, meters, engines and motors.

11. TO purchase lease or by other means acquire any land or any interest, leases, rights or servitudes over or in respect of any property and any buildings, factories, mills, works, businesses, shops, agencies, licenses, trade marks, trade names, brevets d'invention, wharves, jetties, roads, railways, tramways, machinery, engines, rolling stock, plant, live and dead stock, vessels, or things and any real or personal property or rights whatsoever which may be necessary for, or may be conveniently used with or may enhance the value of any other property of the Company, and to sell, lease, let exchange, burden by servitudes or similar

deal with any of the property of the Company for the time being or any part thereof, or any interest therein.

3100029227

12. TO buy, sell, manufacture, prepare, repair alter and exchange, let or hire, import, export, or deal as brokers or otherwise in South African or foreign products of any and every description, whether derived from the soil or from the sea or otherwise, and in all kinds of articles and things deemed requisite for any of the objects or expedient for any of the businesses in which the Company or its clients, customers, or supporters may be interested or concerned, or which are supplied or dealt in by persons engaged in any such business, or which may seem capable of being profitably dealt with in connection with any business.

13. TO transact and conduct agency business of every description, whether in respect of farming operations, commercial transactions, industrial enterprises, or in regard to finance, industry or commerce at large, upon such terms as may from time to time be considered advisable in the interests of the Company, but not to act as Stock and Share Brokers.

14. TO act as agents or trustees or administrators for the investment, loan, payment, collection and transmission of money for the purchase, improvement, development, management or control of estates and property of every description

movable/

concerns and ventures and undertakings in general, and shares or debentures in any such concerns, ventures and undertakings 3100029228

15. TO use or let the lands, buildings, works, stores, factories, machinery and appliances of the Company or any part thereof from time to time, or at any other time, whether temporarily or permanently, for any manufacture or other purpose, whether connected with the above-mentioned objects or not, as may be deemed advantageous, and for the purpose aforesaid, to purchase or otherwise acquire, and to let, sell, or otherwise dispose of such machinery and appliances and any materials and to sell the product of any such manufacture.

16. TO carry on the business of market agents, producers, suppliers and vendors of farm produce, manufacturers of jam, dried or canned fruit, and manufacturers of sweets, chocolates, confectionery, prepared nuts and preserved fruits in all its branches.

17. To apply for patents, licenses, trade marks and copyrights, with the objects of protecting the Company's processes, schemes and ideas and to take any steps necessary in any part of the world for such protection.

18. TO adopt such means of making known the products of the Company as may seem expedient and in particular by advertising in the press, by circulars, by publication of books and periodicals and by the granting of prizes, rewards and donations.

TO/

To purchase, subscribe for, or otherwise acquire any shares, stocks, debentures and securities of any company or corporation - private or public, either absolutely or conditionally, and either solely or jointly with others, and to pay for the same either in cash or in shares of the Company, or partly in cash and partly in shares, or otherwise.

3100029229

20. TO acquire from any individual the whole or any part of his assets, and in particular, any dividends or bonuses that may have accrued or will hereafterwards accrue to him from any shares that he may hold in any other Company or corporation, as also any Director's Fees and/or salaries that may already have accrued or will hereafterwards accrue to such individual from whatever source derived - all upon such terms and conditions as to the Company may seem fit.

21. TO act as Director, Managing Director, and to hold any office (whether salaried or otherwise) in any other Company or Corporation.

22. TO invest and deal with any moneys of the Company upon such securities (other than the shares or stock of the Company) and in such manner as may from time to time be determined, and to realise, vary, reinvest or otherwise deal with any such securities.

23. TO acquire, carry on and undertake all or any part of the business, property and liabilities

of/

of any person or company, or any rights over the same, and whenever deemed desirable to cause any company to be placed into liquidation and to pay the costs of the liquidation of such company.

3100029230

24. TO enter into partnership or into any arrangement for sharing profits, union of interests or joint adventure, or amalgamate with any person, firm or company carrying on, or about to carry on any business which this company is authorised to carry on, and to lend money to, guarantee the contracts of, and otherwise financially assist any firm, person or Company.

25. TO sell, improve, manage, develop, lease, mortgage, dispose of, give in exchange, turn to account all or any part of the property and rights of the company, and in particular, to sell the undertaking of the company or any part thereof, for such consideration as the Company may think fit, and in particular for shares, debentures or securities of any other company or corporation.

26. TO remunerate any person or company for services rendered in placing or assisting to place, or guaranteeing the placing of any shares or stock of the company, or any debentures or other securities of the company, or in or about the promotion of the company or the conduct of its business, or any other company in which this company may be interested.

TO/

the company may think fit, and in particular, by the issue of debentures or debenture stock, and in security of any moneys so borrowed or raised, to mortgage, pledge or charge the whole or any part of the property, assets or revenue of the company, present or future (including its uncalled capital) and to pass Bonds for registration with the proper authorities.

28. TO MAKE, accept, endorse and execute promissory notes, bills of exchange and other negotiable instruments.

29. TO distribute amongst the members and shareholders in specie any shares, debentures or other property of the company, or any proceeds arising from the sale, disposal or dealing with any of the company's assets, as also dividends from time to time, or bonuses.

30. TO lend money to such persons or companies and on such terms as may seem expedient and in particular to members and other persons having dealings with the company and to guarantee the debts, liabilities or obligations of or otherwise assist any such persons or companies.

31. TO procure or effect the incorporation or recognition of the company in any other country or place.

32. TO pay all the expenses and costs of and incidental to and connected with the promotion, formation, establishment and registration of the company.

TO/

as may be incidental to or conducive to the attainment of the above objects, or any of them.

3100029232

AND it is hereby declared that the word "COMPANY" in this clause shall be deemed to include any partnership or other body of persons, whether incorporated or not incorporated, and whether domiciled in the Transvaal Province of the Union of South Africa or elsewhere.

THE intention is that the objects specified in each paragraph shall, except where otherwise expressed in such paragraph, be in no way limited or restricted by reference to or inference from the terms of any other paragraph or the name of the Company.

D. THE LIABILITY of the members is limited.

E. THE CAPITAL of the company is ~~£100.0.0.~~ R200 (ONE HUNDRED POUNDS) divided into 100 (ONE HUNDRED) Shares of ~~£1.0.0.~~ R2 (ONE POUND) each. The Capital of the company for the time being may be divided into several classes and preferential, deferred, qualified or special rights, privileges, or restrictions may be attached to the shares in any such class, and the rights attached to the shares respectively may be varied or abrogated.

WE the several persons whose names, addresses and occupations are hereunder subscribed, are desirous of being formed into a company in pursuance of this Memorandum of Association, and we respectively agree to take the number of shares in the capital of the company set opposite our respective names.

SIGNATURES/

SIGNATURES OF SUBSCRIBERS.	FULL NAMES AND ADDRESSES OF SUBSCRIBERS.	OCCUPATION OF SUBSCRIBERS.	NUMBER (IN WORDS) OF SHARES TAKEN BY EACH SUBSCRIBER.
H E Brande	Harold Ephraim Brande, 1007, Transvaal House, 80 Commissioner Street, Johannesburg	Solicitor	One
J H Brande	Joseph Harold Brande, 1007 Transvaal House, 80 Commissioner Street, Johannesburg.	Solicitor	One.

TOTAL NUMBER OF SHARES TAKEN: Two

DATED at JOHANNESBURG this 29nd day of November, 1948.

AS WITNESS TO THE ABOVE SIGNATURES:

SIGNATURE: M. Veale.

FULL NAME OF WITNESS: Maureen Veale.

OCCUPATION: Secretary.

ADDRESS: 1007, Transvaal House, 80, Commissioner Street, Johannesburg.

Telegraphic Address)
Posbus)
P.O. Box) 429
Tel.: 3-6066

KANTOOR VAN DIE REGISTRATEUR VAN MAATSKAPPYE,
OFFICE OF THE REGISTRAR OF COMPANIES,
Karl Klinggebou/Karl Kling Building,
Vermeulenstraat/Vermeulen Street,
PRETORIA.

27/8/1964

MENEER/MENERE,
SIR/GENTLEMEN,

i/s:
re: Ashbourne Investments (Pty) Ltd

U word meegedeel dat die SPESIALE BESLUIT/E gedateer ______ i/s ______ deur u in verband met bovermelde ingedien, vandag ingevolge Artikel/s ______ van die Maatskappywet, 1926, behoorlik geregistreer is.

You are hereby informed that the SPECIAL RESOLUTION/S dated 8/6/64 re Change of name to Southern Prospecting (Pty) Ltd. lodged by you in this matter has/have this day been duly registered in terms of Section/s 10(3) 85(1) of the Companies Act, 1926.

Die uwe / Yours faithfully,

A. J. RAS

namens REGISTRATEUR VAN MAATSKAPPYE.
for REGISTRAR OF COMPANIES.

Vaughan, Key and Payne,
P.O. Box 1743,
Johannesburg

OPMERKINGS :
REMARKS :

SERTIFIKAAT VIR DIE NAAMSVERANDERING EN GEËNDOSSEERDE AFSKRIFTE HIERBY INGESLUIT.

CERTIFICATE FOR CHANGE OF NAME AND ENDORSED COPIES ENCLOSED HEREWITH.

Exhibit 22

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Memorandum of association

of a company having a share capital

[Section 54(1): regulation 17(1) and 17(2)]

SA Companies Registration Office
VERSATEX TRADING 446

2002/022543/07

Paste revenue receipt here or affix revenue stamps here or impress revenue franking machine impression here.

REGISTRATEUR VAN MAATSKAPPYE
EN VAN BESLOTE KORPORASIES

2002 -09- 04

REGISTRAR OF COMPANIES
AND OF CLOSE CORPORATIONS

1. Name

(a) The name of the company is

VERSATEX TRADING 446 (PTY) LTD

(b) The name of the company in the other official language is

N/A

(c) The shortened form of the name of the Company is

N/A

FRANCOIS GOUWS
NOTARY
NOTARIS
* GAUTENG *

REPUBLIC OF SOUTH AFRICA

Form CM 2A

2. **Purpose describing the main business**

"GENERAL TRADING IN ALL ASPECTS"

3. **Main object**

The main object of the Company is:

"GENERAL TRADING IN ALL ASPECTS"

4. **Ancillary objects excluded**

The specific ancillary objects, if any, referred to in section 33(1) of the Act, which are excluded from the unlimited ancillary objects of the Company

NONE

5. Powers

(a) The specific powers or part of any powers of the company, if any, which are excluded from the plenary powers or the powers set out in Schedule 2 of the Act

NONE

(b) The specific powers or part of any specific powers of the Company set out in Schedule 2 to the Act, if any, which are qualified under section 34 of the Act

NONE

6. **Conditions**

Any special conditions which apply to the Company and the requirements, if any, additional to those prescribed in the Act for their alteration

NONE

FRANCOIS GOUWS NOTARY NOTARIS * GAUTENG *

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 2B

7. **Pre-incorporation contracts (if any)** ______None______

8. **Capital**

(a) Par value: The share capital of the Company is 1000 rand, divided into:

(i) 1000 ordinary par value shares of One rand each;

(ii) Nil preference par value shares of Nil rand/cents each; and

(iii) Nil redeemable preference par value shares of Nil rand/cents each.

(b) No par value:

(i) The number of no par value ordinary shares is Nil;

(ii) the number of no par value preference shares is Nil; and

(iii) the number of redeemable no par value preference shares is Nil

FRANCOIS GOUWS
NOTARY
NOTARIS
* GAUTENG *

(b) Where one person signs the memorandum

I CHRISTIAN GOUWS whose occupation is ATTORNEY
(full names)

residing at 329 ANCHELLA STREET, FAERIE GLEN, 0043

(residential address)

having a business address at 287 LYNNWOOD ROAD, MENLO PARK, 0081

(business address)

and the following postal address P O BOX 35465, MENLO PARK, 0102
(postal address)

am desirous of forming a company in pursuance of this memorandum of association and agree to take up the number of shares in the capital of the company, set opposite my signature below.

Date and signature of subscriber	Number, in words, and type of shares taken
3/09/2002	ONE HUNDRED ORDINARY PAR VALUE SHARES
Date and signature 3/09/2002	Particulars of witness Full names MELISSA SCHOEMAN Occupation BUSINESSWOMAN Residential address 364 BROOKS STREET, MENLO PARK, 0081 Business address 364 BROOKS STREET, MENLO PARK, 0081 Postal address P O BOX 35465, MENLO PARK, 0102

FRANCOIS GOUWS
NOTARY
NOTARIS
* GAUTENG *

Exhibit 23

Form CM44 A

REPUBLIC OF SOUTH AFRICA

COMPANIES ACT, 1973

ARTICLES OF ASSOCIATION OF A COMPANY HAVING A SHARE CAPITAL NOT ADOPTING SCHEDULE 1

[SECTION 60(1) REGULATION 18]

REGISTRATION NUMBER OF COMPANY

SA Companies Registration Office
VERSATEX TRADING 446

2002/022543/07

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2002 -09- 04
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

ARTICLES OF ASSOCIATION

OF

VERSATEX TRADING 446 (PTY) LTD

("the company")

A. **The articles of Table B contained in Schedule 1 of the Companies Act, 1973, shall not apply to the company.**

B. **The Articles of the Company are as follows:**

FRANCOIS GOUWS
NOTARY
NOTARIS
GAUTENG

INTERPRETATION

1. In these articles, unless the context otherwise indicates-
   (a) "the Act" means the Companies Act, 1973; and
   (b) "foreign committee" means a committee appointed under article 65 of these articles.

RESTRICTIONS

2. The directors shall have regard to the restrictions of the commencement of business imposed by section 172 of the Act.
3. The company is a private company and accordingly-
   (a) the right to transfer its shares is restricted;
   (b) the number of members of the company (exclusive of persons who are in the employment of the company and of persons who are having been formerly in the employment of the company were, while in such employment, and have continued since the determination of such employment, to be members of the company) is limited to fifty;
   © any invitation to the public to subscribe for any shares or debentures of the company is prohibited; and
   (d) the company shall not have power to issue share warrants to bearer.
4. Where two or more persons hold one or more shares of the company jointly they shall for the purpose of article 3 be treated as a single member.

SHARES AND CERTIFICATES OF SHARES

5. Subject to the provisions, if any, of the memorandum, and without prejudice to any special rights previously conferred on the holders of existing shares, any share may be issued with such preferred, deferred, or other special rights, or subject to such restrictions (whether in regard to dividend, voting, return of share capital or otherwise) as the company may from time to time determine, and the company may determine that any preference shares shall be issued on the condition that they are or are at the option of the company, liable to be redeemed.
6. Every person whose name is entered as a member in the register of members shall be entitled to one certificate for all the shares registered in his name, or to several certificates, each for a part of such shares. Every share certificate shall specify the number of shares in respect of which it is issued. Every original member shall be entitled to one share certificate free of charge but for every subsequent certificate the directors may make such charge as from time to time they may think fit: Provided that if a share certificate is defaced, lost or destroyed, it may be renewed on payment of such fee, if any, not exceeding twenty-five cents, and on such terms, if any, as to evidence and indemnity as the directors may think fit.
7. Share certificates shall be issued under the authority of the directors, or the foreign committee when authorized thereto by resolution of the directors, in such manner and form as the directors shall from time to time prescribe. If any shares are numbered, all such shares shall be numbered in numerical progression beginning with the number one, and each share shall be distinguished by its appropriate number; and if any shares are not numbered, each share certificate in respect of such shares shall be numbered in numerical progression and each share certificate distinguished by its appropriate number and by such endorsement as may be required under section 95 (2) of the Act.
8. A certificate for shares registered in the names of two or more persons shall be delivered to the person first named in the register as a holder thereof, and delivery of a certificate for a share to that person shall be a sufficient delivery to all joint holders of that share.

VARIATION OF RIGHTS

9. If at any time the share capital is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may be varied with the consent in writing of the holders of three-fourths of the issued shares of that class or with the sanction of a resolution passed at a separate general meeting of the holders of the shares of the class, and the provisions of section 199 of the Act shall mutatis mutandis apply to the said resolution and meeting as if the resolution were a special resolution. To every such separate general meeting the provisions of these articles relating to general meetings shall mutatis mutandis apply but so that the necessary quorum, unless the company has only one member, shall be two persons holding or representing by proxy at least one-third of all the issued shares of the class.

REGISTER OF MEMBERS

10. (a) The company shall maintain at its registered office a register of members of the company as provided in section 105 of the Act. The register of members shall be open to inspection as provided in section 113 of the Act.
    (b) The company may maintain a branch register under section 110 of the Act and the provisions of paragraph (a) shall mutatis mutandis apply to such register.

TRANSFER AND TRANSMISSION OF SHARES

11. The directors shall have power to refuse to register the transfer of any shares without giving reasons therefor.
12. The instrument of transfer of any share of the company, not being a security in terms of section 134 of the Act, shall be executed both by the transferor and transferee, and the transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the register of members in respect thereof.
13. Subject to such of the restrictions as may be applicable, any member may transfer all or any of his shares by instrument in writing in any usual or common form or any other form which the directors may approve.
14. The directors may decline to recognize any instrument of transfer unless-
    (a) a sum not exceeding twenty-five cents is paid to the company in respect thereof;
    (b) the instrument of transfer is accompanied by the certificate of the shares to which it relates, and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer; and
    © the share transfer duty thereon has been paid.
15. Every instrument of transfer shall be left at a transfer office of the company at which it is presented for registration, accompanied by a certificate of the shares to be transferred. Every power of attorney given by a shareholder authorizing the transfer of shares, shall, when lodged, produced or exhibited to the company or any of its proper officers, be deemed as between the company and the donor of the power to continue and remain in full force and effect, and the company may allow that power to be acted upon until such time as express notice in writing of its revocation has been lodged at such of the company's transfer offices as the power was lodged, produced, or exhibited as aforesaid. The company shall not be bound to allow the exercise of any act or matter by an agent for a shareholder unless a duly certified copy of that agent's authority be produced and lodged with the company.
16. The executor of the estate of a deceased sole holder of a share shall be the only person recognized by the company as having any title to the share. In the case of a share registered in the names of two or more holders, the survivors or survivor, or the executor of the deceased survivor shall be the only persons recognized by the company as having any title to the share.
17. Any person becoming entitled to a share in consequence of the death or upon insolvency of a member shall, on such evidence being produced as may from time to time be required by the directors, have the right, either to be registered as a member in respect of

NOTARY
NOTARIS
GAUTENG

the share or instead of being registered himself, to make such transfer of the share as the deceased or insolvent could have made, but the directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the share by the deceased or insolvent before the death or insolvency.

18. The parent or guardian of a minor and the curator bonis of a lunatic member and any person becoming entitled to shares in consequence of the death or insolvency of any member or the marriage of any female member or by any lawful means other than by transfer in accordance with these articles, may, upon producing such evidence as sustains the character in which he proposes to act under this article, or of his title, as the directors think sufficient, transfer those shares to himself or any other person, subject to the articles as to transfer hereinbefore contained.

This article is hereinafter referred to as the "transmission clause".

19. A person becoming entitled to share by reason of the death or insolvency of the holder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the share, except that he shall not, before being registered as a member in respect of the share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the company.

20. Any person who submits proof of his appointment as the executor, administrator, trustee, curator or guardian in respect of the estate of a deceased member of the company, or of a member whose estate has been sequestrated or of a member who is otherwise under a disability or as the liquidator of any body corporate which is a member of the company, shall be entered in the register of members of the company nomine officii, and shall thereafter, for all purposes, be deemed to be a member of the company.

21. If a member of the company desires to sell all or any of his shares of the company he shall give notice, in writing, of his intention to sell, to the directors of the company, and state the price he requires for the shares.

22. The directors shall within one month of the date of receipt of the notice referred to in article 21 advise every other member of the company of the contents thereof and each such member shall be entitled to acquire the shares so offered within one month after the date of the receipt of such advice: Provided that if more than one member makes an offer for all of the shares so offered, the shares shall be sold to each such member in equal proportions, and where fractional proportions of shares remain, such members shall become joint holders of such fractional proportions of the shares.

23. If the members of the company are unable to agree upon the selling price of the shares, the auditor of the company may be requested to determine the true and fair value thereof and the members shall accept that value as the selling price of the shares.

24. If none of the members of the company offers to purchase the shares within the time referred to in article 22, or if the members of the company offer to purchase a part of the shares so offered, the member who is offering the shares for sale may offer the shares or the remaining portion of the shares which have not been purchased by members of the company, for sale to any other person and, notwithstanding the provisions of article 11, the directors shall approve the registration of the shares in the name of that person unless they have good reason to refuse such registration.

CONVERSION OF SHARES INTO STOCK

25. The company may by special resolution convert all or any of its paid-up shares into stock, and reconvert such stock into any number of paid-up shares.

26. The holders of stock may transfer the same, or any part thereof, in the same manner, and subject to the same articles as the shares from which the stock arose might prior to conversion have been transferred, or as neat thereto as circumstances permit, but the directors may from time to time fix the minimum amount of stock transferable, and restrict or forbid the transfer of factions of such minimum, but the minimum shall not exceed the nominal amount, in the case of shares of par value, or the issue price in the case of shares of no par value, of the shares from which the stock arose.

27. The holders of stock shall, according to the amount of the stock held by them, have the same rights, privileges, and advantages as regards dividends, voting at meetings of the company and other matters as if they held the shares from which the stock arose, but no such privilege or advantage (except participation in the dividends and profits of the company) shall be conferred by any such aliquot part of stock as would not, if existing in shares, have conferred that privilege or advantage.

28. Such of the articles of the company as are applicable to shares shall apply to stock, and the word "share" and "shareholder" therein shall include "stock" and "stock-holder".

ALTERATION OF CAPITAL, ACQUISITION BY COMPANY OF OWN SHARES

29. (a) The company may from time to time by special resolution increase the share capital by such sum dividend into shares of such amount, or may increase the number of its shares of no par value to such number, as the resolution shall prescribe.

(b) The company may increase its share capital constituted by shares of no par value by transferring reserves or profits to the stated capital, with or without a distribution of shares.

© New shares shall be subject to the same provisions as to transfer, transmission and otherwise as the shares in the original capital.

(d) The company may acquire shares issued by itself in terms of Section 85 of the Act, or make payments to its shareholders in terms of section 90 of the Act.

30. The company may, by special resolution-

(a) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares or consolidate and reduce the number of the issued shares of no par value;

(b) increase the number of its issued no par value shares without an increase of its stated capital;

© sub-divide its existing shares or any of them into shares of smaller amount that is fixed by its memorandum;

(d) convert all of its ordinary or preference share capital consisting of shares having a par value into stated capital constituted by shares or no par value;

(e) convert its stated capital constituted either by ordinary or preference shares of no par value into share capital consisting of shares having a par value;

(f) cancel any shares which, at the date of the passing of the resolution, have not been taken by any person, or which no person has agreed to take;

(g) reduce its share capital, stated capital, any capital redemption fund or any share premium account in any manner and with, and subject to, any incident authorized, and consent required, by law;

(h) subject to the provisions of section 99 of the Act, convert its issued preference shares into shares which can be redeemed.

FRANCOIS GOUWS NOTARY NOTARIS GAUTENG

GENERAL MEETINGS

31. The company shall hold its first annual general meeting within eighteen months after the date of its incorporation and shall thereafter in each year hold an annual general meeting: Provided that not more than fifteen months shall elapse between the date of one annual general meeting and that of the next and that an annual general meeting shall be held within nine months after the expiration of the financial year of the company.

32. Other general meetings of the company may be held at any time.

33. Annual general meetings and other general meetings shall be held at such time and place as the directors shall appoint or at such time and place as is determined if the meetings are convened under section 179 (4), 181, 182 or 183 of the Act.

NOTICE OF GENERAL MEETINGS

34. An annual general meeting and a meeting called for the passing of a special resolution shall be called by not less than twenty-one clear days' notice in writing and any other general meeting shall be called by not less than fourteen clear days' notice in writing. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given, and shall specify the place, the day and the hour of the meeting and shall be given in manner hereinafter mentioned or in such other manner, if any, as may be prescribed by the company in general meeting, to such persons as are, under these articles, entitled to receive such notices from the company: Provided that a meeting of the company shall, notwithstanding the fact that it is called by shorter notice than that specified in this article, be deemed to have been duly called if it is so agreed by majority in number of the members having a right to attend and vote at the meeting, being a majority holding not less than ninety-five per cent of the total voting rights of all the members.

PROCEEDINGS AT GENERAL MEETINGS

35. The annual general meeting shall deal with and dispose of all matters prescribed by the Act, including the sanctioning of a dividend, the consideration of the annual financial statements, the election of directors and the appointment of an auditor, and may deal with any other business laid before it. All business laid before any other general meeting shall be considered special business.

36. No business shall be transacted at any general meeting unless a quorum of members is present at the time when the meeting proceeds to business save as herein otherwise provided, two members present in person or by proxy, or if the company has one member, such member present in person or by proxy, or if the company is a wholly owned subsidiary, the nominee of the holding company in person or by proxy shall be a quorum.

37. If within half an hour after the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of members, shall be dissolved; in any other case it shall stand adjourned to a day not earlier than seven days and not later than twenty one days after the date of the meeting and if at such adjourned meeting a quorum is not present within half a hour after the time appointed for the meeting the members present in person or by proxy shall be a quorum.

38. Where a meeting has been adjourned as aforesaid, the company shall, upon a date not later than three days after the adjournment send a written notice by registered post to each member of the company-

(a) the date, time and place to which the meeting has been adjourned;

(b) the matter before the meeting when it was adjourned; and

© the ground for the adjournment.

39. The chairman, if any, of the board of directors shall preside as chairman at every general meeting of the company.

40. If there is no such chairman, or if at any meeting he is not present within fifteen minutes after the time appointed for holding the meeting or is unwilling to act as chairman, the members present shall elect one of their number to be chairman.

41. The chairman may, with the consent of any meeting at which a quorum is present (and shall of so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting at which the adjournment took place. When a meeting is adjourned, the provisions of articles 37 and 38 shall mutatis mutandis apply to such adjournment.

42. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman or members referred to in section 198 (1)(b) of the Act, and unless a poll is so demanded, a declaration by the chairman that a resolution has, on a show of hands, been carried or carried unanimously or by a particular majority or negatived and an entry to that effect in the book containing the minutes of the proceedings of the company, shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of or against such resolution. The demand for a poll may be withdrawn.

43. If a poll is duly demanded it shall be taken in such a manner as the chairman directs, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. Scrutineers shall be elected to determine the result of the poll.

44. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place, or at which the poll is demanded, shall be entitled to a second or casting vote.

45. A poll demanded on the election of a chairman or on a question of adjournment, shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs. The demand for a poll shall not prevent the continuation of a meeting for the transaction of any business other than the question upon which the poll has been demanded.

INSPECTION OF MINUTES

46. The minutes kept of every general meeting and annual general meeting of the company under section 204 of the Act, may be inspected and copied as provided in section 113 of the Act.

VOTES OF MEMBERS

47. Subject to any rights or restrictions for the time being attached to any class or classes of shares, on a show of hands every member present in person or by proxy and if a member is a body corporate, its representative shall have one vote, and on a poll every member present in person or by proxy shall be entitled to exercise the voting rights determined by section 195 of the Act.

48. In the case of joint holders the vote of the person whose name appears first in the register of members and who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders.

49. The parent or guardian of a minor, and the curator bonis of a lunatic member, and also any person entitled under the transmission clause to transfer any shares, may vote at any general meeting in respect thereof in the same manner as if he were the registered holder of those shares: Provided that forty-eight hours at least before the time of holding the meeting at which he proposes to vote he shall satisfy the directors that he is such parent, guardian or curator or that he is entitled under the transmission clause to transfer those shares, or that the directors have previously admitted his right to vote in respect of those shares. Co-executors of a deceased member in whose name shares stand in the register shall, for the purposes of this article, be deemed to be joint holders of those shares.

50. On a poll, votes may be given either personally or by proxy.

FRANCOIS ... NOTARY NOTARIS GAUTENG

PROXIES

51. The instrument appointing a proxy shall be in writing under the hand of the appointer or of his agent duly authorized in writing, or, if the appointer is a body corporate, under the hand of an officer or agent authorized by the body corporate. A proxy need not be a member of the company. The holder of a general or special power of attorney, whether he is himself a member or not, given by a shareholder shall be entitled to attend meetings and to vote, if duly authorized under that power to attend and take part in the meetings.

52. The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of such power or authority shall be deposited at the registered office of the company not less than forty-eight hours before the time for holding the meeting at which the person named in the instrument proposes to vote, and in default of complying herewith the instrument of proxy shall not be treated as valid. No instrument appointing a proxy shall be valid after the expiration of six months from the date when it was signed, unless so specifically stated in the proxy itself, and no proxy shall be used at an adjourned meeting which could not have been used at the original meeting.

53. The instrument appointing a proxy shall be in the following form or as near thereto as circumstances permit:

................Limited
of

I,..
being a member of
the...Limited, hereby appoint
....of.................................or failing him ....of......................... ....or failing him
....of.................................,
as my proxy to vote for me and on my behalf at the annual general meeting (as the case may be) of the company to be held on the........day of.....................and at any adjournment thereof as follows:

	Abstain	In favour of	Against
Resolution to...........	....	....	....
Resolution to...........	....	....	....
Resolution to...........	....	....	....

(Indicate instruction to proxy by way of a cross in space provided above)
Unless otherwise instructed, my proxy may vote as he thinks fit.
Signed this ......day of ....

....
Signature

(Note: a member entitled to attend and vote is entitled to appoint a proxy to attend, speak and on a poll vote in his stead, and such proxy need not also be a member of the company)."

DIRECTORS

54. The number of the directors shall not be less than one and the names of the first directors may be determined in writing by a majority of the subscribers of the memorandum. Until directors are appointed, whether or not the directors have been named by a majority of subscribers of the memorandum every subscriber of the memorandum shall be deemed for all purposes to be a director of the company.

55. The remuneration of the directors shall from time to time be determined by the company in general meeting.

56. If any director be called upon to perform extra services or to make any special exertions in going or residing abroad, or otherwise, for any of the purposes of the company, the company may remunerate that director either by a fixed sum or by a percentage of profits or otherwise as may be determined, and such remuneration may be either in addition to, or in substitution for, the remuneration determined under article 55.

57. A director shall not be required to hold a share of the company.

ALTERNATE DIRECTORS

58. Each director shall have the power to nominate any person whether a member of the company or not possessing the necessity qualifications of director, to act as alternate director in his place during his absence or inability to act as such director, provided that the appointment being made, the alternate director shall, in all respects, be subject to the terms, qualifications, and conditions existing with reference to the other directors of the company.

59. The alternate directors, whilst acting in the stead of the directors who appointed them, shall exercise and discharge all the powers, duties and functions of the directors they represent. The appointment of an alternate director shall cease to hold office, whenever the director who appointed him ceases to be a director or gives notice to the secretary of the company that the alternate director representing him has ceased to do so, and in the vent of the disqualification or resignation of any alternate director during the absence or inability to act of the director whom he represents, the vacancy so arising shall be fulled by the chairman of the directors who shall nominate a person to fill such vacancy, subject to the approval of the board.

POWERS AND DUTIES OF DIRECTORS

60. The business of the company shall be managed by the directors who may pay all expenses incurred in promoting and incorporating the company, and may exercise all such powers of the company as are not by the Act, or by these articles, required to be exercised by the company in general meeting, subject to these articles, to the provisions of the Act, and to such regulations, not inconsistent with the aforesaid articles or provisions, as may be prescribed by the company in general meeting, but no regulation prescribed by the company in general meeting shall invalidate any prior act of the directors which would have been valid if such regulation had not been made.

FRANCOIS GOUWS
NOTARY
NOTARIS
GAUTENG

BORROWING POWERS

61. The directors may exercise all the powers of the company to borrow money and to mortgage or bind its undertaking and property or any part thereof, and to issue debentures, debenture stock and other securities whether outright or as security for any debt, liability or obligation of the company or of any third party.

MANAGING DIRECTOR

62. The directors may from time to time appoint one or more of their body to the office of managing director or manager for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another) as they may think fit and may revoke such appointment subject to the terms of any agreement entered into in any particular case. A director so appointed shall not, while holding such office, be subject to retirement by rotation, or be taken into account in determining the rotation of retirement of directors, but his appointment shall determine if he ceases for any reason to be a director.

63. The directors may from time to time entrust to or confer upon a managing director or manager, for the time being, such of the powers and authorities vested in then as they may think fit, and may confer such powers and authorities for such time and to be exercised for such objects and purposes and upon such terms and conditions and with such restrictions as they may think expedient and they may confer such powers and authorities either collaterally or to the exclusion of, or in substitution for, all or any of the powers and authorities of the directors and may from time to time revoke or vary all or any of such powers and authorities.

MINUTES AND MINUTE BOOKS

64. The directors shall, in terms of section 204 of the Act, cause the minutes to be kept-
   (a) of all appointments of officers;
   (b) Of names of directors present at every meeting of the company and of the directors; and
   (c) of all proceedings at all meetings of the company and of the directors.

Such minutes shall be signed by the chairman of the meeting at which the proceedings took place or by the chairman of the next succeeding meeting.

FOREIGN COMMITTEES

65. The directors may from time to time appoint persons resident in a foreign country to be a foreign committee for the company in that country with such powers and duties as the directors may from time to time determine. The directors may from time to time establish branch registers of members and transfer offices in foreign countries, close them at any time an may appoint and remove agents for any purposes in any foreign country.

DISQUALIFICATION OF DIRECTORS

66. The office of director shall be vacated if the director-
   (a) ceases to be a director or becomes prohibited from being a director by virtue of any provision of the Act; or
   (b) without the consent of the company in general meeting holds any other office of profit under the company except that of managing director or manager; or
   (c) resigns his office by notice in writing to the company and the Registrar; or
   (d) for more than six months is absent without permission of the directors from meetings of directors held during that period; or
   (e) is directly or indirectly interested in any contract or proposed contract with the company and fails to declare his interest and the nature thereof in the manner required by the Act.

ROTATION OF DIRECTORS

67. The company in general meeting may from time to time determine the number of directors, their terms of office and the manner of their retirement. An annual general meeting or other general meeting of the company may fill any vacancy and a retiring director shall be eligible for re-election.

68. If at any meeting at which an election of directors ought to take place the offices of the retiring directors are not filled, unless it is expressly resolved not to fill such vacancies, the meeting shall stand adjourned and the provisions of articles 37 and 38 shall apply mutatis mutandis to such adjournment, and if at such adjourned meeting the vacancies are not filled, the retiring directors or such of them as have not had their offices filled shall be deemed to have been re-elected at such adjourned meeting unless a resolution for the re-election of any such director shall have been put to the meeting and negativ ed.

69. The company may from time to time in general meeting increase or reduce the number of directors and may also determine in what rotation such increased or reduced number is to retire from office.

70. Unless the shareholders otherwise determine in general meeting any causal vacancy occurring on the board of directors may be filled by the directors, but the director so appointed shall be subject to retirement at the same time as if he had become a director on the day on which the director in whose stead he is appointed was last elected a director.

71. The directors shall have power at any time, and from time to time, to appoint a person as an additional director but so that the total number of directors shall not at any time exceed the number fixed according to these articles, and such director shall retire from office at the next following annual general meeting and shall then be eligible for re-election, but shall not be taken into account in determining which directors are to retire by rotation at such meeting.

72. Deleted by G.N.N. 263 dd. 7.10.1977.

PROCEEDINGS OF DIRECTORS

73. The directors may meet together for the despatch of business, adjourn and otherwise regulate their meetings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In the event of an equality of votes, the chairman shall have a second or casting vote. A director may and the secretary on the requisition of a director shall, at any time convene a meeting of the directors.

74. Subject to the provisions of sections 234 to 241 of the Act, a director shall not vote in respect of any contract or proposed contract with the company in which he is interested, or any matter arising therefrom, and if he does so vote his vote shall not be counted: Provided that this article shall not apply where the company has only one director.

75. The quorum necessary for the transaction of the business of the directors, unless there is only one director, may be fixed by the directors, and unless so fixed shall, when the number of directors exceeds three, be three and when then number of directors does not exceed three, shall be two.

76. Subject to the provisions of the Act, a resolution in writing, signed by all the directors shall be as valid and effectual as if it had been passed at a meeting of the directors duly convened and held.

77. The continuing directors may act notwithstanding any vacancy on their body, but, if and so long as their number is reduced below the number fixed by or pursuant to these articles as the necessary quorum of directors, the continuing directors may act for the purpose of increasing the number of directors to that number, or of convening a general meeting of the company, but for no other purpose.

FRANCOIS GOUWS NOTARY NOTARIS * * GAUTENG

78. The directors may elect a chairman of their meetings and determine the period for which he is to hold office, but if no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for holding the same, the directors present may elect one of their number to be chairman of the meeting.
79. The directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit. Any committee so formed shall, in the exercise of the powers so delegated, conform to any rules that may be imposed on it by the directors.
80. A committee may elect a chairman of its meetings. If no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for holding the same, the members present may elect one of their number to be chairman of the meeting.
81. A committee may meet and adjourn as it thinks fit. Questions arising at any meeting shall be determined by a majority of votes of the members present, and in the event of an equality of votes the chairman shall have a second or casting vote.
82. All acts done by any meeting of the directors or a committee of directors or by any person acting as a director shall notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such directors of person acting as aforesaid at that they or any of them were disqualified, be as valid as if every such person had been duly appointed and were qualified to be a director.

DIVIDENDS AND RESERVE

83 The company in annual general meeting may declare dividends but no dividend shall exceed the amount recommended by the directors.
84. The directors may from time to time pay to the members such interim dividends as appear to the directors to be justified by the profits of the company.
85. No dividend shall be paid otherwise than out of profits or bear interest against the company.
86. The directors may, before recommending any dividend, set aside out of the profits of the company such sums as they think fit as a reserve or reserves, which shall, at the discretion of the directors, be applicable for any purpose to which the profits of the company may be properly applied and, pending such application may, at the like discretion, either be employed in the business of the company or be invested in such investments (other than shares of the company) as the directors may from time to time think fit. The directors may also without placing the same to reserve carry forward any profits which they may think prudent not to divide.
87. Notice of any dividend that may have been declared shall be given in the manner hereinafter provided to the persons entitled to share therein.
88. Every dividend or other moneys payable in cash in respect of shares may be paid by cheque, warrant, coupon or otherwise as the directors my from time to time determine, and shall, if paid otherwise than by coupon, either be sent by post to the registered address of the member entitled thereto or be given to him personally, and the receipt or endorsement on the cheque or warrant of the person whose name appears in the register as the shareholder, or his duly authorized agent, or the surrender of any coupon shall be a good discharge to the company in respect thereof. Any one of two or more joint holders may give effectual receipts for any dividends or other moneys payable in respect of the shares held by them as joint holders.
89. The company shall not be responsible for the loss in transmission of any cheque, warrant, coupon, or other document sent through the post to the registered address of any member, whether or not it was sent at his request.

ACCOUNTING RECORDS

90. The directors shall cause such accounting records as are prescribed by section 284 of the Act to be kept. Proper accounting records shall not be deemed to be kept if there are not kept such accounting records as are necessary fairly to present the state of affairs and business of the company and to explain the transaction and financial position of the trade or business of the company.
91. The accounting records shall be kept at the registered office of the company or at such other place or places as the directors think fit, and shall always be open to inspection by the directors.
92. The directors shall from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounting records of the company or any of them shall be open to inspection by members not being directors, and no member (not being a director) shall have any right of inspecting any accounting records or document of the company except as conferred by the Act or authorized by the directors or by the company in general meeting.

ANNUAL FINANCIAL STATEMENTS

93. The directors shall from time to time, in accordance with section 286 and 288 of the Act, cause to be prepared and laid before the company in general meeting such annual financial statements, group financial statements and group reports (if any) as are referred to in those sections.
94. A copy of any annual financial statements, group annual financial statements and group reports which are to be laid before the company in annual general meeting, shall not less than twenty-one days before the date of the meeting be sent to every member of, and every holder of debentures of, the company, and if the company is a controlled company also to the Registrar: Provided that this article shall not require a copy of those documents to be sent to any person of whose address the company is not aware or to more than one of the joint holders of any shares or debentures.

AUDIT

95. An auditor shall be appointed in accordance with Chapter X of the Act.

NOTICES

96. A notice may be given by the company to any member either by advertisement or personally, or by sending it by post in a prepaid letter addressed to such member at his registered address or (if he has no registered address in the republic) at the address (if any) within the Republic supplied by him to the company for the giving of notices to him.
97. Whenever a notice is to be given personally or sent by post, the notice may be given by the company to the joint holders of a share by giving the notice to the joint holder named first in the register in respect of the share.
98. Whenever a notice is to be given personally or sent by post, the notice may be given by the company to the persons entitled to a share in consequence of the death or insolvency of a member, or by sending it through the post in a prepaid letter addressed to them by name, or by the title of representatives of the deceased, or trustees of the insolvent or by any like description, at the address (if any) in the Republic supplied for the purpose by the persons claiming to be so entitled, or (until such address has been so supplied) by giving the notice in any manner in which the same might have been given if the death or insolvency had not occurred.
99. Notice of every general meeting shall be given in any manner authorized-
   (a) to every member of the company except, in the case of notices to be given personally or sent by post, those members who (having no registered address within the republic) have not supplied to the company an address within the republic for the giving of notices to them;
   (b) to every person entitled to a share in consequence of the death or insolvency of a member who, but for his death or

NOTARY NOTARIS GAUTENG

Insolvency, would have been entitled to receive notice of the meeting; and

(c) to the auditor for the time being of the company.

No other person shall be entitled to receive notice of general meetings.

100. Any notice by post shall be deemed to have been served at the time when the letter containing the same was posted, and in proving the giving of the notice by post, it shall be sufficient to prove that the letter containing the notice was properly addressed and posted.

101. A notice given to any member shall be binding on all persons claiming on his death or on any transmission of his interests.

102. The signature to any notice given by the company may be written or printed, or partly written and partly printed.

103. When a given number of days' notice or notice extending over any other period is required to be given, the day of service shall not be counted in such number of days or period.

104. If the company has a seal, it shall not be affixed to any instrument except by the authority of a resolution of the directors, and shall be affixed in the manner and subject to such safeguards as the directors may from time to time determine.

WINDING-UP

105. If the company be wound up, the assets remaining after payment of the debts and liabilities of the company and the costs of the liquidation shall be applied as follows:

(a) To repay to the members the amount paid up on the shares respectively held by each of them; and

(b) the balance (if any) shall be distributed among the members in proportion to the number of shares respectively held by each of them;

Provided that the provisions of this article shall be subject to the rights of the holders of shares (if any) issued upon special conditions.

106. In a winding-up, any part of the assets of the company, including any shares or securities of other companies may, with the sanction of a special resolution of the company, be paid to the members of the company in specie, or may, with the same sanction, be vested in trustees for the benefit of such members, and the liquidation of the company may be closed and the company dissolved.

FRANCOIS GOUWS
NOTARY
NOTARIS
* GAUTENG *

Form CM 44C

Signatories to articles of association

Particulars of subscribers	Date and signature	Patriculars of witnesses	Date and signature
1. Full names CHRISTIAN GOUWS Occupation ATTORNEY Residential address 329 ANCHELLA STREET, FAERIE GLEN, 0043 Business address 287 LYNNWOOD ROAD, MENLO PARK, 0081 Postal address P O BOX 35465, MENLO PARK, 0102	3/09/2002	1. Full names MELISSA SCHOEMAN Occupation BUSINESSWOMAN Residential address 364 BROOKS STREET, MENLO PARK, 0081 Business address 364 BROOKS STREET, MENLO PARK, 0081 Postal address P O Box 35465 MENLO PARK, 0102	3/09/2002

FRANCOIS GOUWS
NOTARY
NOTARIS
* GAUTENG *

920

Exhibit 24

Doornrivier

VOLKSKAS BEPERK
JOHANNESBURG
9/6/54 6.
VOLMAGTE

U.C. No 39144
Registered
this 16th day
of November 1950
J. VAN VEIJEREN
Registrar of Companies

£3 Revenue Stamps cancelled.

COMPANIES ACT

No. 46 of 1926 (as amended)

COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

of

CONSOLIDATED AFRICAN MINES LIMITED

1\. The name of the Company is CONSOLIDATED AFRICAN MINES LIMITED.

2\. The registered office of the Company will be situate in the Transvaal Province of the Union of South Africa.

3. THE objects for which the Company is established are:-

(a) To acquire by purchase, cession, grant, lease, exchange or otherwise any movable or immovable property, mines, claims, mynpachts, mineral and other properties and also grants, concessions, leases, agreements, discoverer's rights, mining permits or permissions, privileges, licences or authorities in and over mines, lands, mineral and other properties, and also mining, water, surface and other rights, either absolutely or conditionally and either solely or jointly with others, or by way of an interest in any partnership, association, syndicate or joint venture; and to enter into any contract, option or prospecting contract in respect thereof.

(b) To prospect for, explore, open, work, develop, test and prove mines, claims and mineral properties and to mine, dig, win, quarry for, crush, wash, concentrate, refine, smelt, reduce and amalgamate and render fit for use, merchantable gold, platinum, silver, minerals and ores, diamonds and other precious stones, coal, earth and other substances and to carry on the trade or business of a prospecting, mining and/or investment company in all its branches.

(c) To acquire, erect, construct, alter, rebuild, equip and maintain, work, use, manage or control buildings, railways, tramways, roads, shafts, furnaces, aquaducts, wharves, saw-mills, power stations, hydraulic works, factories, warehouses,

ships /...

ships, quartz crushing and other machinery, works for smelting or treating metals and minerals, draining and pumping appliances or waterworks for the purpose of working in mines, claims or other property for the time belonging to the Company or any other person.

(d) To deal in all forms of merchandise and for this purpose to establish depots, stores, yards, railway-sidings and other amenities, which may appear to be advantageous to the Company.

(e) To acquire by purchase, exchange, amalgamation, or otherwise and to carry on and undertake all or any part of the business property and liabilities of any person or company carrying on any business or possessed of property or rights suitable for any of the purposes of the Company and to purchase, acquire, sell and deal in share or stock or other interest or securities of any such person or company.

(f) To carry on the business of investors, financiers and merchants and to undertake and carry on and execute such financial business, commercial trading and other operations as may be considered desirable for the fulfilment of the objects hereof or which may seem capable of or calculated to, either directly or indirectly assist in the carrying out of the objects of the Company or to enhance the value of or facilitate the realisation of or render profitable any of the Company's property, rights or assets.

(g) To /...

(g) To carry on the business of farmers, graziers, planters, miners, coal and iron masters, builders, contractors, dealers in gold and silver, diamonds and other precious metals and stones, importers and exporters, carriers, warehousemen, hotel-keepers, store-keepers, publishers, printers, agents and general merchants and to buy and sell and deal in every commodity, substance and product.

(h) To seek for and secure openings for the employment and investment of capital within the Union of South Africa and elsewhere and with a view thereto to pursue, enquire into and investigate such opportunities for the investment of money as may from time to time be offered to the Company or which to the Directors of the Company seem to afford facilities for the purposes thereof.

(i) To lend, invest, put out at interest or otherwise advance or deal with, any funds and money belonging to or deposited with the Company in such manner as the Directors may decide and in particular on security of Government and Municipal loans and Stock, shares, stocks, debentures, debenture stock, mortgage and other bonds, bills, notes, drafts, negotiable instruments and all kinds of movable or immovable property, freehold or leasehold, real as well as personal.

(j) To negotiate loans and to act as agents for the loan, payment, transmission, collection and investment of money and for the management of property.

(k) To /...

(k) To employ and pay mining experts, agents and other persons, partnerships, companies or corporations and to organise, equip and despatch expeditions for prospecting, exploring, reporting on, surveying, working and developing lands, farms, districts, territories and properties in any part of the world, whether the same are the property of the Company or otherwise.

(l) To purchase, take on lease or in exchange, hire or otherwise acquire any immovable or movable property and any rights or privileges which may be necessary, expedient or desirable for the Company to acquire, and in particular any land, buildings, servitudes, machinery, plant, stock-in-trade, and also any concessions, licences, patents, trade marks, rights, privileges or authorities of or over land and any interest therein, either absolutely or conditionally and either solely or jointly with others and to pay for such properties, rights and privileges either in cash or shares of the Company or partly in cash and partly in shares or otherwise.

(m) To develop, lay out and turn to account, any land acquired by the Company or in which it is interested, to build on such land, to construct, alter, improve, decorate, maintain houses, shops and other buildings of any description and for the purposes thereof to enter into contracts and arrangements of all kinds with builders and others.

(n) To acquire and hold shares, stocks, debentures, debenture stock, mortgage and other bonds, obligations

and /...

and securities of all kinds, whether by way of original subscription, tender, purchase, exchange or otherwise and to subscribe for the same either conditionally or otherwise and to guarantee the subscription or issue thereof and to enforce all rights and powers conferred by or incidental to the ownership thereof, including the right and power to sell, mortgage, pledge, alienate, dispose of and otherwise deal in the same.

(o) To promote any other company for the purpose of acquiring all or any of the property and liabilities of this Company or of advancing directly or indirectly the objects or interests thereof and to take or otherwise acquire and hold shares in any such company and to guarantee the payment of any debentures or other securities issued by any such company and to sell, hold, re-issue or otherwise deal with the same.

(p) To enter into partnership or into any arrangement for sharing profits, union of interests, co-operation, joint venture, reciprocal concession, amalgamation or otherwise with any person or company carrying on or engaged in or about to carry on or engage in any business or transaction which this Company is authorised to carry on or engage in, or any business or transaction capable of being conducted so as directly or indirectly to benefit this Company and to lend money to, guarantee the contracts of or otherwise assist any such person or Company and to take or otherwise acquire shares and securities of any such company and to sell, hold, re-issue, with or without guarantee, or otherwise to deal with the same.

(q) To sell, improve, manage, develop, lease, mortgage, dispose of, turn to account or otherwise deal with the undertaking of the Company, or any part thereof, for such consideration as the Company may think fit and in particular for shares, debentures, debenture stock or securities of any other company having objects altogether or in part similar to those of this Company.

(r) To invest and deal with the moneys of the Company not immediately required upon such securities and in such manner as may from time to time be determined.

(s) To receive money on deposit at interest or otherwise, and to lend money to such persons and on such terms as may seem expedient and in particular to customers and others having dealings with the Company and to guarantee the performance of any contracts or obligations by any such persons, and to bind itself as surety for any person, firm or company.

(t) To raise, borrow or secure the payment of money, and to secure the payment of the Company's liabilities in such manner as the Company shall think fit and in particular on mortgage, by the issue of debentures, or debenture stock perpetual or otherwise, charged upon all or any of the Company's property, both present and future, including its uncalled capital.

(u) To remunerate any person or company for services

rendered /...

rendered in placing or assisting to place any of the shares in the Company's capital, or any debentures or other securities of the Company.

(v) To make, draw, accept, endorse, discount, execute, issue, buy, sell or otherwise deal in promissory notes, bills of exchange, drafts, bills of lading, bonds, debentures, coupons and other negotiable or transferable instruments and securities.

(w) To undertake and execute any trusts, the undertaking whereof may seem desirable and either gratuitously or otherwise.

(x) To act as secretaries and agents for the investment, loan, payment, transmission and collection of money and for the purposes of sale, improvement, development and management of property, including business concerns and undertakings, and generally to transact and undertake all kinds of agency business, whether in respect of agricultural, commercial or financial matters.

(y) To distribute by way of dividend or bonus amongst the members such specific assets belonging to the Company as may be determined by the Company, and in particular shares, stock, debentures or securities of any other Company, held by or otherwise belonging to the Company, but so that no distribution amounting to a reduction of capital be made except with the sanction (if any) for the time being required by law.

(z) To /...

(z) To pay out of the funds of the Company all expenses of and incidental to its formation and registration, and to remunerate any person or persons, either in cash or by the allotment of shares, credited as fully or partly paid up for services rendered in the formation of the Company of in the development of its business.

(z1) To open and keep a branch or foreign register or registers of shares in London, New York or elsewhere, and to allocate any number of the shares in the Company to such register or registers and also to close such register or registers as may from time to time be determined, and to procure the Company to be registered or recognised in any part of the world.

(z2) To establish and support, or to aid in the establishment and support of associations, institutions, clubs, hospitals, trust funds or conveniences calculated to benefit employees or ex-employees of the Company, or the dependents or connections of such persons, and to make donations to any persons and for any purposes, and to grant pensions and allowances and to make payments towards insurance, and to subscribe or guarantee money for charitable or benevolent objects, or for any public, general or useful object.

(z3) Generally to carry on and undertake any business except the business of stock and share brokers, undertaking, transaction or operation, whether mercantile, commercial, financial, manufacturing or trading within the scope of these objects, such as

an /...

an individual capitalist may lawfully undertake and carry out.

(z4) To do all or any of the above things in any part of the world and as principals, agents, contractors, trustees or otherwise, and by or through trustees agents or otherwise, and either alone or in conjunction with others.

(z5) To do all such things as are incidental or conducive to the attainment of the above objects and so that the word "Company in this clause shall be deemed to include any partnership or other body of persons, whether incorporated or not incorporated, and whether domiciled in the Union of South Africa, or elsewhere and so that the objects specified in each paragraph of this Clause, except when otherwise expressed in such paragraphs, shall be regarded as independent objects and shall in no wise be limited or restricted by reference to or inference from the terms of any other paragraph or the name of the Company.

4. The liability of the members is limited.

5. THE share capital of the Company is ~~ONE HUNDRED AND FIFTY~~ TWO HUNDRED THOUSAND POUNDS (~~£150,000~~ £200,000) divided into ~~SIX HUNDRED THOUSAND (600,000)~~ EIGHT HUNDRED THOUSAND (800,000) shares of ~~FIVE~~ SHILLINGS (~~5/-~~) each with power to divide the shares in the original or increased capital into several classes, and to attach thereto respectively any preferential, deferred, qualified, or special rights, privileges or conditions.

Special Resolution dated 24/1/... amended 21/1/58 to read original

21/8/1957 amended to 800000 ...

WE/.......

We, the several persons whose names, addresses and occupations are subscribed, are desirous of being formed into a Company in pursuance of this Memorandum of Association, and we respectively agree to take the number of shares in the capital of the Company set opposite our respective names.

SIGNATURE OF SUBSCRIBERS	FULL NAMES AND ADDRESSES OF SUBSCRIBERS	OCCUPATION OF SUBSCRIBERS	NUMBER (IN WORDS) OF SHARES TAKEN BY EACH SUBSCRIBER
BEN CHIMES	BEN CHIMES 62 Magor House, 74 Fox Street, JOHANNESBURG	Attorney	ONE HUNDRED
I. KAPLAN	ISSY KAPLAN, 62 Magor House, 74 Fox Street, JOHANNESBURG.	Clerk	ONE HUNDRED
M. KATZ	MORRIS KATZ, 63 Magor House, 74 Fox Street, JOHANNESBURG.	Manager	ONE HUNDRED
J. MARKS	JOSEPH MARKS, 62 Magor House, 74 Fox Street, JOHANNESBURG.	Attorney	ONE HUNDRED
B. WALLACE-BRUCE	BARRY WALLACE-BRUCE, 64 Magor House, 74 Fox Street, JOHANNESBURG.	Director of Companies	ONE HUNDRED
F.C.A. BLACKBURNE	FRANCIS CHARLES AUGUSTUS BLACKBURNE, 4 Reform Avenue, Melrose, JOHANNESBURG.	Director of Companies	ONE HUNDRED
H. BLAND BROWNE (Major Spinster)	HAZEL BLAND BROWNE, 228 Pretorius Street, PRETORIA.	Clerk	ONE HUNDRED
		TOTAL SHARES TAKEN:	SEVEN HUNDRED

DATED THE 3RD DAY OF NOVEMBER, 1950.

SIGNATURE OF WITNESS: M. GREEN
FULL NAME OF WITNESS: MARY GREEN
OCCUPATION: Clerk
ADDRESS: 228 Pretorius Street, Pretoria.

Exhibit 25

V G FRAENKEL, STANTON & SMIT
Conveyancers etc.
25 Main Street
MAFIKENG

MEMORANDUM AND ARTICLES OF ASSOCIATION

CONTINENTAL BASE METAL MINING COMPANY
(PROPRIETARY) LIMITED

Bophuthatswana
Republiek van ~~Suid-Afrika~~
Maatskappywet 1973
(Artikel 64)

Bophuthatswana
Republic of ~~South Africa~~
Companies Act 1973
(Section 64)

Vorm/Form CM 1

Registrasienommer van Maatskappy/Registration No. of Company

85/03532

Sertifikaat van Inlywing

van 'n Maatskappy met 'n aandelekapitaal

Certificate of Incorporation

of a Company having a share capital

Hierby word gesertifiseer dat/This is to certify that

CONTINENTAL BASE METAL MINING COMPANY (PROPRIETARY) LIMITED

vandag ingelyf is kragtens die Maatskappywet, 1973 (Wet 61 van 1973), en dat die Maatskappy 'n maatskappy is met 'n aandelekapitaal.

was this day incorporated under the Companies Act, 1973 (Act 61 of 1973), and that the Company is a company having a share capital.

Geteken en geseël te ~~Pretoria~~ Mmabatho op hede die/Signed and sealed at ~~Pretoria~~ Mmabatho this 5th dag van/day of August Eenduisend Negehonderd/ One Thousand Nine Hundred and Eighty-Five (1985)

~~Registrateur van Maatskappye/Registrar of Companies~~
REGISTRAR-GENERAL

Seël van die Registrasiekantoor vir Maatskappye.
Seal of Companies Registration Office.

Hierdie sertifikaat is nie geldig nie, tensy geseël deur die seël van die Registrasiekantoor vir Maatskappye.
This certificate is not valid unless sealed by the seal of the Companies Registration Office.

I, the undersigned

VICTOR GEORGE FRAENKEL

of 25 MAIN STREET, MAFIKENG

in the REPUBLIC OF BOPHUTHATSWANA

Notary Public by lawful authority duly admitted and sworn, do hereby certify and attest unto all whom it may concern that I have this day collated and compared with the originals the copies hereto annexed marked "A" and "B" being the Memorandum and Articles of Association of CONTINENTAL BASE METAL MINING COMPANY (PROPRIETARY) LIMITED

And I, the said Notary, do further certify and attest that the same are true and faithful copies of the said originals, and agrees therewith in every respect. An act whereof being required, I have granted these presents under my Notarial Form and Seal to serve and avail as occasion shall or may require.

Thus done and passed at MAFIKENG aforesaid, on this the 7th day of AUGUST in the year of Our Lord One Thousand Nine Hundred and Eighty-Five (1985)

[signature]

Notary Public.

Form 50.—Horton's Jhb.

Hortons Stationery

KLV

Memorandum of association

of a company having a share capital

[Section 54 (1); regulation 17 (1) and 17 (2)]

Registration No. of company
85/03252

Paste revenue receipt here or affix revenue stamps here or impress revenue franking machine impression here

1. Name

(a) The name of the Company is

CONTINENTAL BASE METAL MINING COMPANY (PROPRIETARY) LIMITED

(b) The name of the Company in the other official language of the Republic is

NOT APPLICABLE

(c) The shortened form of the name of the Company is

NOT APPLICABLE

2. Purpose describing the main business

The main business which the Company is to carry on:

Exploration for and mining of all kinds of minerals

3. Main object

The main object of the Company is:

To Exploration for and mining of all kinds of minerals.

4. Ancillary objects excluded

The specific ancillary objects, if any, referred to in section 33 (1) of the Act, which are excluded from the unlimited anci objects of the Company

NONE

5. Powers

(a) The specific powers or part of any powers of the Company, if any, which are excluded from the plenary powers or t powers set out in Schedule 2 to the Act

NONE

(b) The specific powers or part of any specific powers of the Company set out in Schedule 2 to the Act, if any, which ar qualified under section 34 of the Act

NONE

6. Conditions

Any special conditions which apply to the Company and the requirements, if any, additional to those prescribed in the Act for their alteration

NONE

7. Pre-incorporation contracts (if any) NONE

8. Capital

(a) *Par value*: The share capital of the Company is 4000 rand, divided into:

(i) 4000 ordinary par value shares of ONE rand/cXXX each;

(ii) ---- preference par value shares of ---- rand/cents each; and

(iii) ---- redeemable preference par value shares of ---- rand/cents each.

(b) *No par value*:

(i) The number of no par value ordinary shares is ----;

(ii) the number of no par value preference shares is ----; and

(iii) the number of redeemable no par value preference shares is ----

(b) Where one person signs the memorandum

FREDERICK JOHN WALTER STANTON, whose occupation is
(full names)

LAWYER, residing at ERF 707, ASLAAGTE, MAFIKENG
(occupation)

ERF 707, ASLAAGTE, MAFIKENG
(residential address)

having a business address at 24B WARREN STREET, MAFIKENG
(business address)

and the following postal address P O BOX 395, MAFIKENG
(postal address)

am desirous of forming a company in pursuance of this memorandum of association and agree to take up the number of shares in the capital of the Company, set opposite my signature below.

I also agree to pay for the par value of the shares of the Company as determined by this memorandum and to pay for the number of no par value shares of the Company, that amount determined by the Company when the shares are issued to me.

Date and signature of subscriber	Number, in words, and type of shares taken
7th AUGUST 1985	ONE ORDINARY

Date and signature of witness	Particulars of witness
7th AUGUST 1985	Full names MARIA CHRISTINA NORTJé
	Occupation SECRETARY
	Residential address 15 SOL PLAATJIE AVENUE MMABATHO
	Business address 25 MAIN STREET, MAFIKENG
	Postal address P O BOX 397, MAFIKENG

BOPHUTHATSWANA
REPUBLIC OF ~~SOUTH AFRICA~~
COMPANIES ACT, 1973

Form CM 44

Articles of association

of a company having a share capital adopting Schedule 1

[Section 60 (1); regulation 18]

Registration No. of company
85/0352

Name of company CONTINENTAL BASE METAL MINING COMPANY (PROPRIETARY) LIMITED

Schedule 1 – Table ~~A~~/*B

A. The articles of Table ~~A~~/*B contained in Schedule 1 to the Companies Act, 1973, shall apply to the company subject to such additions, omissions and modifications as are stated below.

Additions

B. The following articles additional to that contained in Table ~~A~~/*B are included:

(a) ----------

(b) ----------

(c) ----------

Omissions

C. The following articles contained in Table ~~A~~/*B are omitted:

(a) ----------

(b) ----------

(c) ----------

Modifications

D. The following articles contained in Table ~~A~~/*B are modified in the manner indicated:

(a) THE PROVISO TO ARTICLE 61 IS DELETED

(b) ----------

(c)

*Delete whichever is not applicable.

Form CM 44C *continued*

Signatories to articles of association

Particulars of subscribers	Date and signature	Particulars of witnesses	Date and signature
5. Full names FREDERICK JOHN WALTER STANTON Occupation LAWYER Residential address ERF 707, ASLAAGTE MAFIKENG Business address 24B WARRENT STREET MAFIKENG Postal address P O BOX 395 MAFIKENG	4.8.85	Full names MARIA CHRISTINA NORTJé Occupation SECRETARY Residential address 15 SOL PLAATJIE AVENUE MMABATHO Business address 25 MAIN STREET MAFIKENG Postal address P O BOX 397 MAFIKENG	4.8.85
6. Full names Occupation Residential address Business address Postal address		Full names Occupation Residential address Business address Postal address	
7. Full names Occupation Residential address Business address Postal address		Full names Occupation Residential address Business address Postal address	

Exhibit 26

Certificate

To all whom it may concern!

I, PETER EDWARD BLAINE REYNOLDS

of Johannesburg, in the Transvaal, Notary Public, by lawful authority duly sworn and admitted and there residing and practising, do hereby certify and attest that I have this day collated and compared with the originals the copies hereto annexed marked -

"A" being Certificate to Commence Business No. 69/6553 dated 28th April, 1969 in the name of BENTONITE NOMINEES LIMITED.

"B" being Certificate of Incorporation No. 69/6553 dated 28th April, 1969 in the name of BENTONITE NOMINEES LIMITED.

"C" being Memorandum of Association of BENTONITE NOMINEES LIMITED dated 25th April, 1969.

"D" being Articles of Association of BENTONITE NOMINEES LIMITED dated 25th April, 1969.

And I, the said Notary, do further certify and attest that the same are true and faithful copies of the said originals and agree therewith in every respect. An act whereof being required, I have granted these presents under my Notarial Form and Seal to serve and avail as occasion shall or may require.

Thus done and passed at Johannesburg aforesaid on this the 5. day of May in the year of our Lord, One Thousand Nine Hundred and Sixty-Nine (1969).

Peter Reynolds

Notary Public.

N/P. PRETORIA

No. 69/6553
Registered on
28th April, 1969
(Sgd) W. Weber
Registrar of Companies

THE COMPANIES ACT, 1926
(As amended)

COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

of

BENTONITE NOMINEES LIMITED
(Incorporated in the Republic of South Africa)

---

1. The name of the Company is BENTONITE NOMINEES LIMITED.

- 2. -

2. The Registered Office of the Company will be situated in the Republic of South Africa.

3. The objects for which the Company is established are :-

(a) To acquire and hold, sell, dispose of, realise and deal with shares, stocks, debentures, debenture stock, bonds, obligations and securities issued or guaranteed by any company constituted or carrying on business in any part of the world, and in particular to hold such shares, stocks, debentures, debenture stock, bonds, obligations and securities on behalf of other persons and companies.

(b) To acquire any such shares, stocks, debentures, debenture stock, bonds, obligations or securities by original subscription, tender, purchase, exchange or otherwise, and to subscribe for the same either conditionally or otherwise, and to exercise and enforce all rights and powers conferred by or incidental to the ownership thereof.

- (c) -

(c) To offer for public subscription or otherwise to facilitate and encourage the creation and issue of debentures, debenture stock, bonds, obligations, shares, stock and securities and to act as trustees in connection with any such securities; to enter into partnership or into any arrangement for sharing profits, union of interest, reciprocal concession or co-operation with any person, partnership or company, and to take part in the conversion of business concerns and undertakings into companies.

(d) To carry out all forms of exploration work and in particular to search for, prospect, examine, explore and obtain information in regard to mines, mineral properties, claims, mineral rights, mining rights, mining leases, mining titles, mynpachts, mining districts or locations and ground and soil supposed to contain or containing precious stones, precious or base minerals or metals of every description.

(e) To acquire by purchase, cession, grant, lease exchange or otherwise any movable or immovable property, mines, mineral property, claims, mineral rights, mining rights, mining leases,

- mining -

mining titles, mynpachts, water rights, concessions, grants, rights, powers, privileges, surface rights of every description, servitudes or other limited rights or interests in land and mineral contracts of every description, and any interest therein and rights over the same; and to enter into any contract, option or prospecting contract in respect thereof, and generally to enter into any arrangement that may seem conducive to the Company's objects or any of them.

(f) To open, work, develop and maintain diamond, gold, silver, copper, coal, iron and other mines, mineral and other rights, properties and works, and to carry on and conduct the business of raising, crushing, washing, smelting, reducing and amalgamating ores, metals, minerals and precious stones, and to render the same merchantable and fit for use and to carry on all or any of the businesses of mineralogists, metallurgists, amalgamators, geophysicists, miners, smelters, quarry owners, quarrymen and brickmakers.

(g) To buy, sell, refine and deal in bullion, specie, coin and precious metals.

- (h) -

(h) To develop the resources of and turn to account any lands or any rights over or connected with land belonging to the Company, or in which the Company is interested, and in particular by clearing, draining, fencing, planting, cultivating, building, improving, farming, irrigating and grazing, and by promoting immigration and emigration, and the establishment of towns, villages and settlements.

(i) To carry on the business of farmers, graziers, planters, miners, coal and iron masters, builders, contractors, dealers in gold and silver, diamonds and other precious metals and stones, importers and exporters, carriers, warehousemen, hotelkeepers, storekeepers, publishers, printers, agents and general merchants, and to buy and sell and deal in every commodity, substance and product.

(j) To apply for purchase or otherwise acquire any patents, brevets d'invention, licences, concessions and the like, conferring an exclusive or non-exclusive or limited right to use any secret or other information as to any invention which may seem capable of

- being -

being used for any of the purposes of the Company, or the acquisition of which may seem calculated, directly or indirectly, to benefit this Company, and to use, exercise, develop, grant licences in respect of, or otherwise turn to account the property, rights and information so acquired.

(k) To sell, cede, improve, manage, develop, exchange, enfranchise, lease, mortgage, dispose of, turn to account or otherwise deal with all or any part of the property or rights of the Company, including the granting of power to work, on any terms which may from time to time be deemed fit, any mines or claims of the Company.

(l) To negotiate loans and to act as agents for the loan, payment, transmission, collection and investment of money, and for the management of property.

(m) To obtain and furnish information in reference to the mining and other districts of the Republic of South Africa and elsewhere, and to act as agents between owners of mining and other properties in the said Republic and investors in Europe, and negotiate the sale

- of -

of properties, and generally carry on an agency business.

(n) Subject to any necessary authority first being obtained to construct, erect, maintain and improve or to promote, acquire, take on lease or agreement, lease, let, grant running powers over, work, use and dispose of railways, tramways, waterways, waterworks, shafts, public or private buildings, parks, telegraphs, electric works, gas works, essential services and other works, or to subscribe towards the construction, erection, maintenance, improvement, promotion, acquisition or running expenses of the same.

(o) To give any guarantee for the payment of money or the performance of any undertaking or condition in relation to debentures, debenture stock, bonds, obligations, shares, stocks, loans, investments or securities, to guarantee the payment of interest thereon or of dividends on any stocks or shares of any company, and to guarantee the performance of any contract of obligation of any company, corporation, firm or person in such manner and on such terms as may be considered desirable in the interests of the Company.

- (p) -

(p) To establish or promote or concur in establishing or promoting any other company whose objects shall include the acquisition, and taking over of all or any of the assets and liabilities of the Company, or shall be in any manner calculated to advance, directly or indirectly the objects or interests of the Company, and to acquire and hold shares, stock or securities of any such company.

(q) To purchase or otherwise acquire and undertake all or any part of the business, property and liabilities of any person or company carrying on any business which the Company is authorised to carry on, or possessed of property suitable for the purposes of the Company.

(r) To enter into partnership or into any arrangement for sharing profits, union of interests, joint adventures, reciprocal concessions or co-operation with any person or company, carrying on or engaged in or about to carry on or engage in any business or transactions which the Company is authorised to carry on or engage in, or any business or transaction capable of being conducted so as to directly or indirectly benefit this Company, and to

- acquire -

acquire options, take or otherwise acquire and hold shares or stock in, or securities of, and to subsidise or otherwise assist any company, and to sell, grant options over, hold, re-issue, or otherwise deal with such shares, stocks or securities.

(s) To sell or dispose of the undertaking of the Company, or any part thereof, for such consideration as the Company may think fit, and in particular for shares, debentures, debenture stock or securities of any other company having objects altogether or in part similar to those of this Company.

(t) To establish and promote, or concur in establishing and promoting, associations, companies, syndicates and undertakings of all kinds, and to secure by underwriting or otherwise the subscription of any part of the capital of any such association, company, syndicate, or undertaking, and to pay or receive any commission, brokerage or other remuneration in connection therewith.

(u) To establish, manage, and assist chemical and assaying laboratories for analytical and testing purposes, particularly for analysing

- and -

and testing the valuable substances specified or referred to in this clause.

(v) To borrow or raise money in such manner as the Company may think fit, and in particular by the issue of debentures or debenture stock or perpetual annuities, and, in security of such money so borrowed or raised, to mortgage, pledge or charge the whole or any part of the property, assets, or revenue of the Company, present or future (including its uncalled capital), by special assignment or otherwise, or to transfer or convey the same absolutely or in trust, and to give the lenders powers of sale and other usual and necessary powers.

(w) To make, draw, accept, endorse, discount, execute and issue bills of exchange, promissory notes, debentures, bills of lading and other negotiable or transferable instruments or securities, and to open any banking and/or similar accounts and to operate thereon whether the same be in credit or debit.

(x) To invest money at interest on the security of land of any tenure, buildings, farming stock, shares, securities, merchandise and

- any -

any other property, and generally to lend and advance money to any persons or companies without security, or upon such security and terms and subject to such conditions as may seem expedient.

(y) Generally to carry on and undertake any business, (except the business of stock and share brokers) undertaking, transaction or operation, whether mercantile, commercial, financial, manufacturing or trading within the scope of these objects, such as an individual capitalist may lawfully undertake and carry out.

(z) To carry on any other business, whether manufacturing or otherwise, which may seem to the Company capable of being conveniently carried on in connection with any of the above specified objects, or calculated directly or indirectly to enhance the value of or render profitable any of the Company's property or rights.

(aa) To distribute, by way of dividend or bonus, amongst the members, such specific assets belonging to the Company as may be determined by the Company, and in particular shares, stock,

- debentures -

debentures or securities of any other company held by or otherwise belonging to the Company, but so that no distribution amounting to a reduction of capital be made except with the sanction (if any) for the time being required by law.

(bb) To pay the costs, charges and expenses preliminary and incidental to the formation, establishment and registration of the Company, and to remunerate any parties for services rendered, or to be rendered, in procuring or assisting to procure persons to become members of the Company or in placing or assisting to place, any debentures, debenture stock or other securities of the Company, or in or about the formation or promotion of the Company or the conduct of its business.

(cc) To promote and aid in the promotion of measures for the protection and advancement of the mining industry, townships, forestry, agriculture, land companies and other ventures, and to promote and oppose legislative and other measures affecting the said matters, and to apply any part of the Company's funds for such purposes.

- (dd) -

(dd) To procure the Company to be incorporated and registered, or otherwise duly constituted, if necessary or advisable, in the United Kingdom or elsewhere as may from time to time be determined.

(ee) To open and keep a branch of foreign register or registers of shares in London, New York and elsewhere, and to allocate any number of the shares in the Company to such register or registers, and also to close such register or registers as may from time to time be determined.

(ff) To establish and support, or to aid in the establishment and support of associations, institutions, clubs, hospitals, trust funds or conveniences calculated to benefit employees or ex-employees of the Company or the dependants or connections of such persons, and to make donations to any persons and for any purposes, and to grant pensions and allowances, and to make payments towards insurance, and to subscribe or guarantee money for charitable or benevolent objects or for any exhibition, or for any public, general or useful object.

- (gg) -

(gg) To do all or any of the above things in any part of the world, and as principals, agents, contractors, trustees or otherwise, and by or through trustees, agents or otherwise, and either alone or in conjunction with others, and either absolutely or conditionally.

(hh) To transfer to or otherwise cause to be vested in any company or person or persons all or any of the lands and properties of the Company, to be held in trust for the Company, or on such trusts for working, developing or disposing of the same as may be considered expedient.

(ii) To do all such other things as are incidental or which the Company may think conducive to the attainment of the above objects, and so that the word "company" in this clause shall, except when used with reference to this Company, be deemed to include any partnership or other body of persons, whether incorporated or not incorporated and whether domiciled in the Republic of South Africa or elsewhere, and so that the objects specified in each paragraph of the clause shall, except when otherwise expressed in such paragraph, be regarded as independent objects, and shall

- be -

be in no wise limited or restricted by reference to or inference from the terms of any other paragraph or the name of the Company.

4. The liability of the members is limited.

5. The share capital of the Company is R100-00 (One hundred Rand) divided into 100 (one hundred) shares of R1-00 (One Rand) each, with power to divide the shares in the original or any increased capital into several classes, and to attach thereto respectively any preferential, deferred, qualified or special rights, privileges or conditions.

We, the several persons whose names, addresses and occupations are subscribed, are desirous of being formed into a company in pursuance of this Memorandum of Association, and we respectively agree to take the number of shares in the capital of the Company set opposite our respective names.

- Signatures -

Signatures of Subscribers	Full Names and Address of Subscribers	Occupations of Subscribers	Number of shares (in words) taken by each Subscriber
H. Campbell Ballingall	HORACE CAMPBELL BALLINGALL, 40 The Valley Road, Westcliff, Johannesburg.	Director of Companies	Five
A.J.R. Mellor	ARTHUR JOSEPH ROCHFORT MELLOR, 4 Hoylake Road, Greenside, Johannesburg.	Company Official	Two
H. Parker	HARRY PARKER, 26 Osborn Road, Victoria, Johannesburg.	Company Official	Three
A.B. Hall	ANTHONY BERNARD HALL, 8 Kent Place, Venus Street, Birdhaven, Johannesburg.	Company Official	Two
R.W.J. Crux	RICHARD WILLIAM JOHN CRUX, 49 Kent Avenue, Sandringham, Johannesburg.	Company Official	Three
G.H. Haswell	GEORGE HUGH HASWELL, 100 South Avenue, Athol, Johannesburg.	Company Official	Three
N.D.W. Greenfield	NORMAN DAVID WALTER GREENFIELD, 2 - 1st Street, Linden, Johannesburg.	Company Official	Two
	Total Number of Shares Taken		Twenty (20)

- DATED -

THE COMPANIES ACT, 1926
(As amended)

COMPANY LIMITED BY SHARES

INDEX TO ARTICLES OF ASSOCIATION

of

BENTONITE NOMINEES LIMITED

2/......

THE COMPANIES ACT, 1926
(As amended)

COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

of

BENTONITE NOMINEES LIMITED

TABLE "A"

1. The regulations of Table "A" contained in the First Schedule to the Companies Act, 1926 (as amended) and in any consolidation or re-enactment thereof shall not apply to the Company.

- INTERPRETATION

INTERPRETATION

2. In the interpretation of these presents and unless inconsistent with the context words signifying the singular number shall include the plural and vice versa and words signifying the masculine gender shall include the feminine gender and the following words and expressions shall have the following meanings unless excluded by the subject or context, namely :-

(a) "CAPITAL", "SHARES" and "DEBENTURES" mean respectively the capital, shares and debentures from time to time of the Company. "SHARES" include stock, options, notes and the like which are deemed to be marketable securities in terms of the Statutes and "CERTIFICATES" and "CERTIFICATES OF TITLE TO SHARES" shall be construed accordingly and "DEBENTURES" include debenture stock.

(b) "COMPANY" except when used with reference to this Company includes any company incoporated within or without the Republic of South Africa. "THE COMPANY" means

BENTONITE NOMINEES LIMITED

(c) "DIRECTORS" means the Directors for the time being of the Company and the alternate directors appointed by them or as the case may be the Directors assembled as a Board.

(d) "DIVIDEND" includes a bonus.

(e) "FOREIGN COUNTRY" shall have the meaning attached thereto by the Statutes.

(f) "GAZETTE" means the Government Gazette of the Republic of South Africa.

(g) "GENERAL MEETING" means an annual general meeting or an extraordinary general meeting of the Company.

- (h) -

(h) "LOCAL COMMITTEE" means a committee appointed under Articles 87 and 88.

(i) "LOCAL SECRETARY" means the person acting as the secretary of a local committee.

(j) "MEMBER" means the registered holder of shares in the Company.

(k) "THE OFFICE" means the registered office of the Company.

(l) "PERSON" includes a corporation and a company.

(m) "POWER OF ATTORNEY" means the original or a notarially certified copy thereof.

(n) "PROXY" means a person appointed in accordance with these presents to represent a member at any general meeting or any adjournment thereof and "PROXY FORM" means the written instrument appointing a person to represent a member at any specified meeting or any adjournment thereof in the form provided for in Article 56 of these presents.

(o) "THE REGISTER" means the register of the members of the Company kept in terms of the Statutes.

(p) "SECRETARY" means the person appointed to be or to act as the secretary of the Company.

(q) "SIGN" and "SIGNATURE" include writing, typewriting, photography, lithography, printing and names impressed with an india-rubber or other stamp or by a mechanical process.

(r) "SPECIAL RESOLUTION" means a special resolution passed in terms of the Statutes.

(s) "THE STATUTES" means the Companies Act 1926, as amended, from time to time and any future consolidation or re-enactment thereof and any act or law in force concerning companies and necessarily affecting the Company.

- (t) -

(t) "THESE PRESENTS" means the Articles of Association of the Company.

(u) "TRANSFER OFFICE" means the transfer office of the Company.

(v) "TRANSFER SECRETARY" means the person appointed to be or to act as transfer secretary of the Company.

(w) "WRITING" includes typewriting, photography, lithography, printing and any mechanical process or partly one and partly another of representing words in a visible form.

Subject to the above words or expressions defined in the Statutes shall if not inconsistent with the subject or context bear the same meaning in these presents.

FINANCIAL

3. The Company shall not give whether directly or indirectly and whether by means of a loan guarantee the provision of security or otherwise any financial assistance for the purpose of or in connection with the purchase or subscription made or to be made by any person of or for any shares in the Company or in any company to which it is subsidiary and no part of the funds of the Company shall be employed in loans to any company to which it is a subsidiary unless all its shares are held by that company or by a subsidiary or nominee of that company or unless all its members consent to the loan but nothing in this article shall prohibit transactions permitted by the Statutes.

- SHARES -

SHARES

4. Unissued shares in the initial capital and new shares in any increased capital of the Company shall be dealt with as directed by a general meeting provided that a general meeting may authorize the Directors to deal with any unissued or new shares as the Directors in their discretion may deem fit.

5. Subject to the Statutes any preference share may with the sanction of a special resolution be issued on the terms that it is or at the option of the Company may be redeemed.

6. The terms and manner of redemption of redeemable preference shares shall be fixed at the meeting at which they are created.

7. If any share is registered in the names of two or more persons as joint holders the person first named in the register shall save as may otherwise be provided in these presents be the only person recognised by the Company as having any title to such share and to the certificate therefor.

8. Upon the death, insolvency or placing under curatorship of any joint holder of any share the sole remaining joint holder or the first named of two or more

- remaining -

remaining joint holders as the case may be shall be only person recognised by the Company as having any to such share.

9. Nothing herein contained shall release th estate of a deceased, insolvent, insane or prodigal holder from any liability in respect of any shares jointly held by him.

10. Save as provided in Articles 8 and 21 the pany shall be entitled to treat the registered hold of any share as the absolute owner thereof and shal be bound to register any trust nor to see to the ex tion of any trust whether express, implied or const in respect of any share.

CERTIFICATES

11. The certificates of title to shares and d tures and to options on shares and debentures shall issued under the authority of the Directors or of a local committee when authorised thereto by the Dire in such manner as the Directors may prescribe and s bear the signatures of two Directors and the secret or transfer secretary or of two members of a local tee and of the local secretary. All such signatu shall be autographic unless the Directors by resolu

- shall -

shall determine that the said signatures generally or in any particular case shall be affixed by some method of mechanical signature which is controlled by the internal or external auditors or transfer auditors or bankers of the Company or such other person as may be appointed for such purpose.

12. Each member shall be entitled subject to Article 7 to one certificate for all the shares registered in his name or to several certificates each for a part of such shares. Every certificate of shares shall specify the number and nominal value of the shares in respect of which it is issued and if the shares of the class concerned are numbered then also the distinctive numbers of those shares but if the shares of any class are not numbered the relative share certificates shall each be distinguished by its appropriate number and by such endorsement as is required under the Statutes. Every member shall be entitled to one certificate of shares gratis but for every subsequent certificate issued other than a balance certificate the Directors may make such charge per certificate as they may see fit from time to time.

13. If any certificate be worn out or defaced then upon production thereof to the Company the same may be cancelled and a new certificate in lieu thereof be issued.

14. If any certificate be lost or destroyed then after such proof thereof and such indemnity has been given and such investigation and advertisement of the loss or destruction as the Directors deem adequate and al: at the expense of the party claiming a new certificate in place thereof such new certificate may be issued by the Directors to the party entitled to such lost or destroyed certificate. For every certificate issued under this and the preceding article the Directors may make such charge as they may see fit from time to time.

TRANSFER OF SHARES

15. Shares shall be transferable subject to these presents and the Statutes. The instrument of transfer of any share shall be in writing in the usual common form in use from time to time or in such other form as the Directors may approve from time to time and shall be signed by the transferor and the transferee.

16. The transferor shall remain the holder of shares until the name of the transferee is entered in the register in respect thereof and such entry shall be deemed to be made upon the date upon which the Company accepts for registration of transfer the properly completed instrument of transfer together with the relevant certificate of title and such other supporting documents as the Directors may require.

17. Every instrument of transfer shall be left at the transfer office accompanied by the certificate of th shares to be transferred and such other evidence as the Company may require to prove the title of the intending transferor or his right to transfer the shares. All authorities to sign granted by members for the purpose o: transferring shares which may be lodged with, produced or exhibited to the Company shall as between the Company and the grantors of such authorities be deemed to remain in force and the Company may allow the same to be acted upon until such time as express notice in writing of the revocation of the same shall have been lodged at the transfer office. Even after the lodging of such notice the Company may give effect to any instrument signed under the authority to sign and certified by any officer of the Company as being in order before the lodging of such notice. The Company shall not be bounc to allow the exercise of any act or matter by an agent for a member unless a certified copy of such agent's authority be produced to and if required filed with the Company.

18. All instruments of transfer which shall be registered shall be retained by the Company but any instrument of transfer which the Directors may decline tc register shall except in the case of fraud be returned tc the person depositing the same.

19. The Directors may charge such reasonable fee on the transfer of every one hundred shares or part thereof as they may determine from time to time and may require such fee to be paid before the registration of transfer. There shall be paid to the Company in respect of the registration of each probate, letters of administration, certificate of marriage or death or other document relating to the title to any shares such reasonable fee as the Directors may determine from time to time.

20. Subject to the Statutes the transfer books and/or the register of members may be closed during any time that the Directors may think fit not exceeding in the whole sixty days in any year.

21. The executor or administrator of a deceased member or the trustee of an insolvent member or the curator of any insane or prodigal member or any person appointed to act for any member shall subject to Articles 7 and 8 be the only person recognised by the Company as having any title to any share registered in the name of such member.

22. Subject to any laws in force any person recognised by Articles,7, 8 or 21 as having title to any share and also the legal guardian of any minor member and any husband obtaining title to any share by reason of his

marriage to a female member and any person who obtains title to any share by operation of law in any other manner may upon producing such evidence as the Directors think sufficient as to his capacity to act under this article or as to his title transfer such share to himself or to any other person.

INCREASE AND REDUCTION OF CAPITAL

23. The Company may by special resolution increase its share capital by the creation of new shares of such amounts as such resolution shall prescribe.

24. The Company may by special resolution reduce its share capital and any capital redemption reserve fund and share premium account in any way authorised by the Statutes and in particular without prejudice to the generality of the power hereby conferred may extinguish or reduce the liability on any of its share capital not paid up or either with or without extinguishing or reducing liability on any of its shares cancel any paid up share capital which is lost or unrepresented by available assets or either with or without extinguishing or reducing the liability on any of its shares pay off any paid up share capital which is in excess of the wants of the Company.

25. The Company may by special resolution cancel shares which at the date of the passing of such resolutic have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amoun of the shares so cancelled.

ALTERATIONS OF CAPITAL

26. Subject to Article 27 the Company may by special resolution alter the conditions contained in its Memorandum of Association so as to -

(a) consolidate and divide all or any part of its share capital into shares of larger amount than its existing shares;

or

(b) divide its share capital or any part thereof into shares of smaller amount than is fixed by its Memorandum of Association by sub-division of its existing shares or any of them subject nevertheless to the provisions of the Statutes and so that as between the resulting shares one or more of such shares may by the resolution by which such sub-division is effected be given any preference or advantage as regards dividend capital voting or otherwise over the others or any other of such shares.

MODIFYING RIGHTS

27. Any rights attached to any class of shares may subject to the Statutes be modified affected varied extended or surrendered in any manner with the consent

- in -

in writing of the holders of three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the members of that class. To every such separate general meeting all the provisions of these presents relating to general meetings of the Company shall _mutatis mutandis_ apply but so that the necessary quorum shall be two persons at least holding or representing by proxy one-third of the issued shares of that class. If at any adjourned meeting such quorum is not present then those members present shall form a quorum. This article shall not by implication curtail the power of modification which the Company would have if this Article were omitted.

BORROWING POWERS

28. The Directors may from time to time in their discretion borrow or raise or secure the payment of any sum or sums of money for the purposes of the Company provided that if the Company is a subsidiary of a listed company the total amount at any time owing in respect of monies so borrowed, raised or secured by the Company and any of its subsidiary companies (exclusive of inter-company borrowings), while the Company is a subsidiary of a listed company, shall not exceed the amount authorised by its listed holding company.

29. The Directors may borrow, raise or secure the payment or repayment of such monies in such manner and upon such conditions as they think fit and in particular by mortgage bonds or by the issue of debentures of the Company charged upon all or any part of the property of the Company both present and future including its uncalled capital.

30. Any debentures, bonds or other securities may be issued at par or at a discount or at a premium and with any special privileges as to redemption, surrender, drawings and the assignment and transfer thereof, provided that no special privileges as to allotment of shares, attending and voting at general meetings, appointment of directors or otherwise shall be given save with the sanction of the Company in general meeting.

GENERAL MEETINGS

31. The Company shall not later than six months aft the end of its financial year hold a general meeting as its annual general meeting in addition to any other meetings in that year and not more than fifteen months shall elapse between the date of one annual general meeting and that of the next. The annual general meeting shall be held at such place and at such time as the Directors may from time to time determine.

32. General meetings referred to in the preceding article shall be called "annual general meetings" and all other meetings of the Company shall be called "extraordinary meetings".

33. The Directors may whenever they think fit convene an extraordinary meeting and the Directors shall forthwith proceed to convene an extraordinary meeting if and when required so to do in accordance with the Statutes.

34. An annual general meeting and a meeting called for the passing of a special resolution shall be called by twenty-one days' notice in writing at the least and other general meetings shall be called by fourteen days' notice in writing at the least but subject to the provisions of the Statutes regarding shorter notice. The notice shall specify the place the day and the hour of the meeting and in the case of an annual general meeting shall specify the meeting as such and in the case of special business shall specify the general nature of that business and in the case of a meeting convened for passing a special resolution shall specify the intention to propose such resolution as a special resolution.

35. In every notice calling a general meeting and upon the face of every proxy form issued at the Company's expense there shall appear with reasonable prominence a

- statement -

statement that a member entitled to attend and vote thereat is entitled to appoint a proxy to attend, speak, vote on a poll and act in his stead and that a proxy need not also be a member.

36. The accidental omission to give any such notice to any of the members or the non-receipt of such notice by any member shall not invalidate any resolution passed at any such meeting.

PROCEEDINGS AT GENERAL MEETINGS

37. The business of an annual general meeting shall be to receive and consider the profit and loss account or income and expenditure account the balance sheet and reports of the Directors and of the auditors to elect Directors auditors and other officers in the place of any retiring to declare dividends to fix the remuneration of the auditors and to transact any other business which under these presents ought to be transacted at an annual general meeting and any business which is brought under consideration by the report of the Directors laid before the meeting. Any other business may be transacted at an annual general meeting provided due notice thereof has been given and all such business and all business transacted at an extraordinary meeting shall be deemed special.

38. Two members personally present and entitled to vote shall be a quorum for a general meeting provided that if this Company is a subsidiary of a listed company one of such members shall be a representative of the company to which this Company is a subsidiary.

39. Subject to Article 42 no business shall be transacted at any general meeting unless the said quorum be present at the commencement of business.

40. A meeting may complete all business for which it was called notwithstanding any lack of a quorum after the commencement of business.

41. The chairman of the Directors shall preside as chairman at every general meeting of the Company. If no chairman has been appointed or if the chairman be not present at a meeting within ten minutes after the time appointed for holding such meeting or if he declines or neglects to preside or intimates his inability to be present the Directors present or in default the members present shall choose a Director as chairman and if no Director is present or if all the Directors present decline to preside then the members present shall choose one of their own number to be chairman.

42. If within ten minutes from the time appointed for the meeting a quorum is not present the meeting if convened upon a requisition in accordance with the provisions of the Statutes shall be dissolved but in any other case it shall stand adjourned to the same day in the next week at the same time and place or if such place be not available to such other place as the Directors may appoint but should such day be a public holiday then the meeting shall be adjourned to the first business day next following such public holiday at the same time and if at such adjourned meeting a quorum is not present those members who are present shall be a quorum and may transact the business for which the meeting was called.

43. Save as otherwise provided by the Statutes or by these presents all matters submitted to any general meeting shall be decided by a majority of votes and shall in the first instance be decided by a show of hands. In the case of an equality of votes the chairman shall both on a show of hands and at a poll have a casting vote in addition to the vote or votes to which he may be entitled as a member.

44. Subject to the Statutes at any general meeting unless a poll is demanded :-

(a) by the chairman;
or
(b) by not less than five members having

- the -

the right to vote at the meeting;

or

(c) by a member or members holding or representing by proxy not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting;

a declaration by the chairman that a resolution has been carried or carried by a particular majority or lost or not carried by a particular majority shall be final and an entry to that effect in the minute book of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.

45. If a poll is demanded as aforesaid it shall be taken in such manner and at such time and place as the chairman of the meeting directs and either immediately or after an interval or adjournment not exceeding seven days and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The demand for a poll may be withdrawn. The chairman may appoint scrutineers and if he does so appoint scrutineers one of them shall be a member of the auditors of the Company if he be present and willing to act. In case of any dispute as to the admission or rejection of a vote the chairman of the meeting shall determine the same whether scrutineers have been appointed to count the votes or not and the determination of the chairman made in good faith shall be final and conclusive.

46. The chairman may with the consent of any meeting at which a quorum is present adjourn the meeting from time to time and from place to place but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. The chairman shall adjourn a meeting if required so to do upon a vote taken in terms of the Statutes and subject to the Statutes it shall not be necessary to give any notice of any adjournment or of the business to be transacted at any adjourned meeting.

47. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which a poll has been demanded.

48. It shall not be competent to demand a poll upon the question of the election of a chairman or of any adjournment.

49. Any minutes of resolutions and proceedings at any general meeting made in one of the minute books of the Company and any extract therefrom if purporting to be signed by the chairman of such meeting or by some person present thereat and appointed by the Directors to sign the same or by the chairman of the next succeeding meeting of the Directors or by any one Director and

- the -

the secretary shall be receivable as evidence of the facts therein stated.

VOTES OF MEMBERS

50. Subject to any special terms as to voting upon which any share may be issued and subject to the Statutes on a show of hands every member present in person at a general meeting, including any person whether or not a member and representing one or more companies in terms of Article 53 of these presents, shall have only one vote and on a poll every member present in person or by proxy at a general meeting shall have one vote for every share held by him.

51. Any person recognised under Article 22 as having title to any share may vote at general meetings in respect thereof in the same manner as if he were the registered holder of such shares provided that forty-eight hours at least before the time of holding the meeting at which he proposes to vote he shall satisfy the Directors of his right to transfer such shares unless the Directors shall have previously admitted his right to vote at such meetings in respect thereof.

52. When persons are joint registered holders of any shares any one of such persons may vote at any

- meeting -

meeting either personally or by proxy in respect of such shares as if he were solely entitled thereto but if more than one of such persons be present at any meeting personally or by proxy that one of such persons whose name stands first in the register in respect of such shares shall alone be entitled to vote in respect thereof. Several executors or administrators of a deceased member in whose name any shares stand shall for the purpose of this Article be deemed joint holders thereof.

53. Subject to the Statutes and Article 50 of these presents votes may be given personally or by proxy. Any person whether a member or not may be appointed by a member to act as such member's proxy at any meeting of the Company or any adjournment thereof. Such appointment shall be in writing and may be made either by a power of attorney or by a proxy form or in the case of a company which is a member by a resolution of its directors or other governing body pursuant to the provisions of the Statutes. A company which is represented at any meeting of the Company or adjournment thereof by a proxy appointed in terms of or pursuant to the provisions of a resolution of the Directors of such first-mentioned company shall be deemed to be a member personally present at such meeting or adjournment and the representative of such company shall be entitled to vote on its behalf subject to the provisions of Article 54 of these presents.

- The -

The Directors may require proof to their satisfaction of the authority of any person purporting so to represent a company. A proxy representing a member may attend, speak, vote on a poll and act for such member and may demand or join in demanding a poll.

54. The proxy form and power of attorney and other authority if any appointing a proxy shall be deposited at the office not less than forty-eight hours before the time for holding the meeting or adjourned meeting as the case may be at which the person named as the proxy proposes to vote or at such other places and within such times as the Directors may from time to time direct but no proxy form shall be valid after the expiration of twelve months from the date of its execution unless specifically so stated on the proxy form itself.

55. A vote given by a proxy shall be valid notwithstanding the previous death of the principal or revocation of the proxy form or power of attorney or transfer of the shares in respect of which the vote is given unless not less than forty-eight hours before the meeting notice in writing of the death or revocation shall have been received at the office or notice in writing of the transfer shall have been received at the transfer office.

- 56. -

56. Every proxy form shall comply with the Statutes and shall as nearly as circumstances will admit be in the following form :-

BENTONITE NOMINEES LIMITED

(Incorporated in the Republic of South Africa)

I .... of .... being a member of the above Company hereby appoint .... or failing him the chairman of the meeting as my proxy to attend, speak, vote on a poll and act for me and on my behalf at the annual general (or extraordinary) meeting of the Company to be held on the ...... day of .... 19 ... and at any adjournment thereof.

Signed this ...... day of .... 19 ......

....
Signature

N.B. A member entitled to attend and vote is entitled to appoint a proxy to attend, speak, vote on a poll and act for him at any meeting and such proxy need not also be a member"

or in such other form as the Directors shall from time to time approve.

- **DIRECTORS** -

DIRECTORS

57. Until otherwise determined by the Company in general meeting the number of Directors shall be not less than two nor more than seven.

The directors in office on the date of registration of these presents shall continue in office hereunder. Subject to Article 63 every Director shall hold office until he vacates such office in terms of these presents.

58. The Directors may from time to time appoint any eligible person as a Director either to fill a casual vacancy or as an addition to the board but so that the total number of Directors shall not exceed the maximum number fixed. Any Director so appointed shall hold office only until the next following annual general meeting and shall then be eligible for election.

59. A Director need not hold any shares.

60. The Company in general meeting shall determine the remuneration of the Directors.

61. The Company shall pay the Directors all traveling and other expenses properly incurred in the business of the Company. If any Director shall be required to perform extra services or to go or reside abroad or otherwise to be specially occupied in the Company's business

- the -

the Company may either in addition to or in substitution for the remuneration provided in Article 60 pay him such remuneration as a disinterested quorum of Directors may determine.

62. The continuing Directors may act notwithstanding any casual vacancy in their body so long as there remain two Directors duly qualified to act but if the number falls below two the remaining Director may act only for the purpose of filling casual vacancies and convening general meetings.

63. The office of Director shall be vacated :-

(a) if he becomes insolvent or assigns his estate for the benefit of his creditors or suspends payment or files a petition for the liquidation of his affairs or compounds with his creditors;

(b) if he becomes of unsound mind;

(c) if he is absent from meetings of the Directors for six consecutive months without leave of the Directors and is not represented at any such meetings during such six consecutive months by an alternate director and the Directors thereafter resolve that his office be vacated provided that the Directors shall have power to grant any Director not resident in the Republic of South Africa leave of absence for any or an indefinite period;

(d) if he is removed under Article 66 or Article 67 of these presents;

(e) one month or with the permission of the Directors earlier after receipt by the Secretary

- notice -

notice in writing of his intention to resign;

(f) if he shall pursuant to the provisions of the Statutes be prohibited from acting as a Director.

64. Subject to the Statutes no Director shall be disqualified by his office from contracting with the Company either as vendor, purchaser, lender or otherwise nor shall any such contract nor any contract entered into by or on behalf of the Company with any company or firm in which any Director shall be in any way interested be avoided nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract by reason only of such Director holding that office or of the fiduciary relationship thereby established provided however that the nature and extent of his interest shall be disclosed by him in accordance with the Statutes. After such disclosure such Director may vote as a Director in respect of any contracts in which he is so interested. Subject to the Statutes a general notice that a Director is a member of any specified company or firm and is to be regarded as interested in all transactions with that company or firm shall be a sufficient disclosure under this Article as regards such Director and the said transactions and after such general notice it shall not be necessary for such Director to give a special notice of any

- particular -

particular transaction with that company or firm. If any Director is interested whether directly or indirectly in any contract or proposed contract which is placed before the Company at any meeting thereof for confirmation or authorisation the notice convening such meeting shall include information of the nature and extent of the interest in such contract of the Director concerned. Nothing herein shall be construed to prevent any Director as a member from taking part in and voting upon all questions submitted to a general meeting whether such Director shall be personally interested or concerned in such questions or not.

65. The Company shall keep at the office a register containing the particulars of its Directors, managers and secretaries required by the Statutes and shall furnish the Registrar of Companies with the same and all changes therein from time to time.

66. A Director may before the expiration of his period of office be removed from office by a resolution signed by all his co-directors.

67. Subject to the Statutes the Company may by ordinary resolution remove any Director before the expiration of his period of office and by ordinary resolution elect another person in his stead. The person so

- elected -

elected shall hold office during such time only as the Director in whose place he is elected would have held the same if he had not been removed.

ALTERNATE DIRECTORS

68. Each Director may appoint a person to act as alternate director in his place and remove such alternate director and appoint another in his stead provided that such appointment shall be approved by the Directors. On such appointment being made and approved the alternate director shall in all respects be subject to the conditions existing with reference to the other Directors of the Company. Such alternate director shall be entitled to act at all meetings and in all proceedings in which and on all occasions when the Director who appointed him shall not act himself. An alternate director shall look for his remuneration to the Director appointing him and shall have no claim against the Company for such remuneration. An alternate director need not hold any shares.

69. An alternate director whilst acting in the place of the Director who appointed him shall exercise and discharge all the duties and functions of the latter. Any alternate director shall cease to hold office whenever the Director who appointed him shall cease to be a Director or upon receipt by the secretary of notice in writing

- from -

from the Director that he has terminated the appointment of such alternate director.

POWERS OF DIRECTORS

70. The management of the business and the control of the Company shall be vested in the Directors who in addition to the powers by these presents expressly conferred upon them may exercise all such powers as may be exercised by the Company and are not hereby or by the Statutes expressly required to be exercised by the Company in general meeting but subject nevertheless to such management and control not being inconsistent with these presents nor with any resolution passed at any general meeting but no such resolution shall invalidate any prior act of the Directors which would have been valid if such resolution had not been passed. The general powers given by this Article shall not be limited or restricted by any special authority or power given to the Directors by any other article.

71. Without in any way restricting the general powers of the Directors to grant pensions, allowances, gratuities and bonuses to officers or ex-officers, employees or ex-employees of the Company or the dependants or connections of such persons the Directors may from time to time grant pensions, gratuities or other allowances to any person or

- to -

to the widow or dependants or connections of any deceased person in respect of services rendered by him to the Company as managing director, executive director or manager or in any other office or employment under the Company notwithstanding that he may have been or may continue to be or may be appointed a Director of such amounts for such period or periods and generally upon such conditions as the Directors in their discretion may think fit. For the purpose of this article the expression "executive director" shall mean a Director receiving in addition to his remuneration as Director salary or remuneration for special services whether under a service agreement or otherwise. The granting of any such pensions, allowances, gratuities or bonuses shall not be calculated on dividends declared or on profits earned by the Company from time to time.

72. The Directors may authorise the payment of any donations to any religious, charitable, public or other body and to any club, association or person.

MANAGING AND EXECUTIVE DIRECTORS

73. The Directors may appoint one or more of their number to be managing director/s of the Company or to be the holder of any other executive office including the office of chairman of the Company.

74. A managing director may be appointed for a maximum period of five years at any one time and shall be subject to the same provisions as to resignation and removal as the other Directors and if he ceases to hold the office of Director from any cause he shall ipso facto and immediately cease to be managing director as the case may be.

75. The remuneration of a Director appointed as managing director or other executive director shall be decided by the Directors and shall be either in substitution for or in addition to any remuneration payable to him as a Director.

76. The Directors may from time to time and upon such conditions as they may think fit confer upon a managing director or other executive director such of the powers of the Directors as they think expedient and eith. collaterally with or to the exclusion of and in substitution for all or any of the powers of the Directors in that behalf and may from time to time revoke, withdraw, alter or vary all or any such powers.

PROCEEDINGS OF DIRECTORS

77. The Directors may meet for the despatch of business, adjourn and otherwise regulate their meetings

- as -

Exhibit 27

DOORNRIVIER

REPUBLIC OF SOUTH AFRICA

COMPANIES ACT, 1973
(as amended)

ARTICLES OF ASSOCIATION OF A COMPANY HAVING
A SHARE CAPITAL NOT ADOPTING SCHEDULE 1

(Section 60(1) : regulation 18)

Registration No. of Company
05/39144/06

Name of Company :

("the Company")

TABLES / ...

TABLES "A" AND "B"

A. The Articles of Table "A" and Table "B" contained in Schedule 1 to the Companies Act, 1973, shall not apply to the Company.

B. The Articles of the Company are as follows :

INTERPRETATION

1. In the interpretation of these Articles and unless inconsistent with the context, words signifying the singular number shall include the plural and vice versa, and words importing persons shall include companies and corporations and words signifying the masculine gender shall include the feminine gender and words defined in the Statutes shall have the meaning there assigned to them unless the context otherwise indicates, and the following words and expressions shall have the following meanings unless excluded by the subject or context, namely :-

(a) "Act" means the Companies Act No. 61 of 1973, as amended from time to time;

(b) "agent" means an agent duly appointed under general or special power of attorney;

(c) "director" includes any person occupying the position of director or alternate director of a company, by whatever name he may be designated, or the directors acting as a board;

(d) "Gazette" means the Government Gazette of the Republic;

(e) "listed company" means a company any of whose shares are listed on The Johannesburg Stock Exchange;

(f) "member" means a registered holder of shares in the Company;

(g) "Memorandum" means the Memorandum of Association of the Company;

(h) "office" means the registered office for the time being of the Company;

(i) "representative" means a representative of a company or other body corporate appointed in terms of Section 188 of the Act;

(j) "Republic" means the Republic of South Africa as existing from time to time;

(k) "transfer office" means the office for the time being of the transfer secretaries or of the United Kingdom registrars and transfer agents;

(ℓ) "writing" means any writing however produced or communicated, including a telex or telegram, and appearing in any one or

more / ...

more forms of any kind, including manuscript, typescript, print, lithograph and photography;

(m) "year" means the Company's financial year and "month" means a calendar month;

(n) "shares" and "debentures" mean respectively the shares and debentures from time to time of the Company;

(o) the headings appearing herein are inserted for reference purposes only and shall not affect the interpretation of these Articles.

ALLOTMENT AND ISSUE OF CAPITAL

2. Shares may, subject to the provisions of articles 4 to 19 inclusive, be allotted and issued by the Company to such persons, at such times, on such terms and conditions and with such preferred, deferred or other rights and with such restrictions in regard to dividend, voting, return of share capital or otherwise as the Company in general meeting may determine.

3. The Company in general meeting may delegate to the directors, to such extent and on such conditions as the Company may, in its sole discretion, see fit, the power conferred on the Company in terms of article 2 to prescribe to whom, at what time or times and on what terms and conditions any unissued shares, or certain specified unissued shares, may be allotted and issued. Such delegated power shall be subject to the restrictions contained in Sections 221 and 222 of the Act.

4. The Company may, before the issue of any new shares, determine that the same or any of them shall be offered in the first instance and either at par or at a premium or at a stated value in respect of shares having no par value, to all the members in proportion to the amount of the capital held by them, or make any other provision as to the allotment and issue of the new shares.

5. Except insofar as is otherwise provided by the conditions of issue or by these Articles, any capital raised by the creation of new shares shall be considered part of the original capital, and shall be subject to the provisions herein contained with reference to transfer and transmission and otherwise.

6. Nothing contained in these Articles shall preclude the directors from allowing the allotment of any shares to be renounced in favour of some other person.

7. / ...

7. Shares may be issued at par or at a premium or, subject to Section 81 of the Act, at a discount, or may be issued at a stated value in respect of shares having no par value.

8. No partly paid-up shares shall be allotted or issued except in terms of Section 92 of the Act.

9. Where the Company issues shares at a premium, whether for cash, or otherwise, a sum equal to the aggregate amount or value of the premiums on those shares shall be transferred to an account to be called the Share Premium Account.

10. Subject to any restrictions contained in Section 80 of the Act, the Company may at any time pay a commission to any person in consideration for subscribing or agreeing to subscribe (whether absolutely or conditionally) for any shares in the Company or procuring or agreeing to procure any subscription (whether absolutely or conditionally) for any shares in the Company. Such commission shall not exceed 10% (ten per centum) of the issue price of such shares and may be paid or agreed to be paid out of capital or out of profit, whether current or carried forward or standing to reserve, or out of both capital and profit. Any such commission may be satisfied in whole or in part in fully paid-up shares in the Company, provided that no such commission, or any portion thereof, shall be paid in shares without the prior approval of the Company in general meeting.

11. Where shares are issued for the purpose of raising money to defray expenses incurred in the construction or provision of any works, buildings or plant, then, if such works, buildings or plant, as the case may be, cannot be made profitable for a lengthy period, interest may (subject to any restrictions contained in Section 79 of the Act), be paid at a rate to be determined by the Company, or by the directors. Such interest shall not exceed any maximum rate permitted in terms of Section 79 of the Act.

12. No shares shall be issued which are, or which at the option of any party are, liable to be redeemed, other than preference shares.

13. Where the Company issues, for cash, shares having no par value, the entire proceeds of the issue of the shares shall be transferred to the Stated Capital Account.

14. If shares having no par value are issued by the Company for a consideration other than cash, a sum equal to the value of the consideration as determined by the directors shall be transferred to the Stated Capital Account.

15. / ...

15. The Share Premium Account and the Stated Capital Account may be applied by the Company in writing off :

(a) the preliminary expenses of the Company;

(b) the expenses of, or the commission paid on, the creation or issue of any shares created or issued for cash or for a consideration other than cash.

16. No new capital may be issued in the form of stock but paid-up shares may be converted into stock in terms of article 19(j).

17. The rights, privileges and advantages enjoyed by any number of shares converted to stock shall accrue to the stock arising from such conversion and shall be enjoyed by the several stockholders in proportion to the quantities of stock respectively held by them. Notwithstanding the foregoing, at any meeting of the members of the Company and at any meeting of any class of members of the Company :

(a) on a show of hands, no stockholder shall be entitled to vote unless the stock held by him is proportionally equivalent to at least one of the shares from which such stock arises; and

(b) on a poll, each stockholder shall have the same number of votes as if such stock consisted of as many units of equivalent number and value as the number and par value of the shares so converted.

Save as aforesaid and subject to article 18, all the provisions contained in these Articles shall, as far as circumstances permit, apply to stock as well as to shares.

18. The several holders of any stock may transfer their respective interests therein, or any part of such interests, in such manner as the Company in general meeting shall direct, but in default of such directive then in the same manner and subject to the same regulations as and subject to which any paid-up shares may be transferred, or as near thereto as circumstances will permit. The directors may from time to time, if they think fit, fix the minimum amount of stock transferable.

ALTERATION OF CAPITAL

19. The Company may by special resolution :

(a) increase its authorised share capital by such sum divided into shares of such amount or by such number of shares of no par value as the resolution shall prescribe;

(b) increase its paid-up share capital constituted by shares of no par value by transferring reserves or profits to the Stated

Capital / ...

Capital Account, with or without an issue of shares, but no such shares shall be issued except to the extent authorised by the Memorandum;

(c) consolidate and divide all or any part of its shares having a par value into shares of a larger amount than its existing shares having a par value;

(d) increase the number of its no par value shares without an increase of its stated capital;

(e) sub-divide all or any part of its shares having a par value into shares of smaller amount than its existing shares having a par value;

(f) convert all of its ordinary or preference share capital consisting of shares having a par value into stated capital constituted by shares of no par value; provided that there shall be transferred to the Stated Capital Account :

(i) the whole of such ordinary or preference share capital, as the case may be; and

(ii) the whole of the share premium account or that part thereof attributable to the shares so converted;

(g) convert its stated capital constituted by ordinary or preference shares of no par value into share capital consisting of shares having a par value; provided that there shall be transferred to the Share Capital Account or Accounts of the Company the whole of the Stated Capital Account or that part thereof attributable to the shares so converted; fractions, fractional surpluses or amounts arising in respect of the nominal share capital or the Stated Share Capital may be rounded off but material reductions shall be placed to a non-distributable reserve;

(h) vary the rights attached to any shares whether issued or not yet issued;

(i) convert any of its issued or unissued shares into shares of another class;

(j) convert any of its paid-up shares into stock, and reconvert any stock into any number of paid-up shares of any denomination; or

(k) convert any of its issued shares into preference shares which can be redeemed, subject to the provisions of Section 99 of the Act.

20. If at any time the issued share capital is divided into different classes of shares, the rights attached to any class, unless otherwise provided by the terms of issue of that class, may not be varied except with the consent in writing of the holders of not less than three-fourths of the issued shares of that class or with the

sanction / ...

sanction of a resolution passed at a separate general meeting of the holders of shares of that class, and the provisions of Section 199 of the Act and the provisions of these articles shall mutatis mutandis apply to the said resolution and meeting as if the resolution were a special resolution and the meeting were a general meeting of the Company. Notwithstanding the foregoing, the quorum of such a meeting shall be at least 3 (three) members, or 75% (seventy five per centum) of the members of that class, whichever is the lesser, present in person or by their representatives, agents or proxies, holding at least one half of the issued shares of that class. A share shall be a share of a different class from another share if the two shares do not rank pari passu in every respect.

REDUCTION OF CAPITAL

21. The Company may from time to time, by special resolution, reduce the share capital authorised by its Memorandum, or reduce its issued share capital, including, without limitation, any stated capital, capital redemption reserve fund and share premium account, in any way authorised by law.

22. In particular and without prejudice to the generality of the power in article 21, the Company may by special resolution :-

(a) cancel shares, which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person, and diminish the amount of the authorised or issued share capital by the amount of the shares so cancelled;

(b) with or without extinguishing or reducing the liability on any of its shares :

(i) cancel any issued share capital which is lost, or unrepresented by available assets; or

(ii) pay off any issued share capital which is in excess of the requirements of the Company; or

(c) redeem any redeemable preference shares of the Company.

MEMBERSHIP

TITLE TO SHARES

23. The registered holder or holders of any shares shall, during his or their respective lifetimes and while not subject to any legal incapacity, be the only person or persons recognised by the Company as having any right to or in respect of such shares and, in particular, the Company shall not be bound to recognise :

(a) / ...

(a) the chairman; or

(b) not less than 5 (five) members having the right to vote at the meeting; or

(c) a member or members representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) a member or members entitled to vote at the meeting and holding in aggregate not less than one-tenth of the issued share capital of the Company;

and such demand may be made either before or immediately after the result of a show of hands is declared.

62. The demand for a poll may be withdrawn by the persons making it at any time prior to the commencement of the ballot.

63. If a poll is duly demanded it shall be taken in such manner as the chairman shall decide and either at once, or, if the chairman shall think fit, after an interval or adjournment or otherwise, provided that a poll on the question of an adjournment shall be taken at the meeting, without adjournment. No notice need be given of a poll not taken immediately. The demand for a poll shall not prevent the continuation of the meeting for the transaction of any business other than the question upon which the poll is demanded.

64. Notwithstanding any postponement of the taking of the poll the result of the poll shall be deemed to be the resolution of the meeting at which the poll is demanded, and shall be subject to Section 203(2) of the Act.

ENTITLEMENT TO VOTE

65. Subject to any special provisions governing preference shares, and to the provisions of the Act, every member or the representative, proxy or agent of such member, as the case may be, shall on a show of hands have one vote and upon a poll shall have one vote for every share held by such member, provided that :

(a) no person shall be entitled to exercise more than one vote on a show of hands;

(b) the vote of a minor, or of a woman married subject to the marital power, or of a member for whom a curator bonis has been appointed, shall not be accepted and the vote of the guardian or husband or curator bonis of such member, as the case may be, shall, for the purposes of this Article, be deemed to be the vote of such member provided that 48 (forty-eight) hours (excluding Saturdays, Sundays and public holidays)

at / ...

at least before the meeting at which such guardian, husband or curator bonis proposes to vote he shall satisfy the directors that he is such guardian, husband or curator bonis or that the directors have previously admitted his right to vote in respect of the share or shares in question;

(c) the vote of any person having title to a share on the death or insolvency of any member shall be deemed to be the vote of such member provided that 48 (forty-eight) hours (excluding Saturdays, Sundays and public holidays) at least before the time of holding the meeting at which such person proposes to vote he shall satisfy the directors that he is so entitled or that the directors have previously admitted his right to vote in respect of the share or shares in question;

(d) where a share is held jointly by 2 (two) or more members any one of such persons may vote in person or by representative, proxy or agent as if such person were solely entitled to such share, but if more than one of the joint holders be present in person or by representative, proxy or agent, that one of the said persons whose name stands first in the register in respect of such share or the representative, proxy or agent of such person, as the case may be, shall alone be entitled to vote in respect of such share; and where there are several executors or administrators of a deceased member who are entitled to vote in terms of paragraph (c) of this Article, then such executors and administrators shall for the purpose of this Article be deemed to be joint holders of the share of the deceased.

66. On a poll a member entitled to more than one vote, or the representative, proxy or agent of such member, as the case may be, need not, if he votes, use all the votes of such member or cast all the votes which he uses in the same way.

REPRESENTATION, PROXIES AND POWERS OF ATTORNEY

67. Any company which is a member may by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any general meeting of the Company or adjournment thereof, and the person so authorised shall be entitled to exercise the same powers on behalf of the company which he represents as that company could exercise if it were an individual member. A company so represented at any meeting of the Company or adjournment thereof shall be deemed to be a member personally present at such meeting or adjournment. The directors may but shall not be obliged to require proof to their satisfaction of the authority of any person signing on behalf of such company.

68. The holder of a general or special power of attorney given by a member, whether the holder is a member or not, shall be entitled to attend meetings of the Company or of any class of members of the

Company / ...

Company and to vote at such meetings if so authorised by such power of attorney.

69. Any member may appoint a proxy, who need not be a member, to attend, speak and, subject to the provisions of Section 197 of the Act, to vote in his place on a show of hands and on a poll at any general meeting or at any meeting of any class of members. The instrument appointing a proxy to vote at a meeting of the Company shall be deemed also to confer authority to demand or join in demanding a poll, and, for the purposes of Section 198 of the Act, a demand by a person as proxy for a member shall be the same as a demand by the member.

70. The instrument appointing a proxy shall be in writing under the hand of the appointer or of his agent, or if the appointer is a body corporate, under the hand of an officer or agent authorised by the body corporate. The proxy need not be a member of the Company.

71. The instrument appointing a proxy shall be in the following form or as near thereto as circumstances permit or in such other form as the directors may approve :

"I, ______________________________ of ______________________________ being a member of the ______________________________ Limited, hereby appoint ______________________________ of ______________________________ or failing him ______________________________ of ______________________________ or failing him the Chairman of the meeting, as my proxy to attend and speak and vote on a show of hands or on a poll for me and on my behalf at the annual general meeting or general meeting (as the case may be) of the Company to be held on the __________ day of __________ and at any adjournment thereof, as follows :

	In favour of	Against	Abstain
Resolution	....	....	....
Resolution	....	....	....
Resolution	....	....	....

(Indicate instruction to proxy by way of a cross in space provided above).

(A member entitled to attend and vote at a meeting shall be entitled to appoint a proxy to attend, speak and vote in his stead. A proxy need not be a member of the Company.)

Unless otherwise instructed, my proxy may vote as he thinks fit.

SIGNED / ...

SIGNED this .... day of ....19...

_______________________________"
Signature

72. The directors may at the expense of the Company send by post or otherwise to the members forms of proxy in terms of article 71, with or without stamped envelopes to facilitate the return of such forms, for use at any general meeting or any meeting of any class of members of the Company. If for the purpose of any meeting forms of proxy are issued at the expense of the Company, such forms shall be issued to all, and not to some only, of the members entitled to receive notice of, and to vote at, such meeting.

73. The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed, and any power of attorney entitling an agent to vote on behalf of a member in pursuance of article 68 or, in lieu of any such power or authority, a notarially certified copy, shall be deposited at the transfer office of the Company not later than forty-eight hours (excluding Saturdays, Sundays and public holidays) before the meeting at which the person empowered proposes to vote, and no effect shall be given to any instrument of proxy or power of attorney unless such instrument or power is deposited in the manner required by this Article.

74. No instrument appointing a proxy shall be valid after the end of a period of 6 (six) months commencing on the date on which it is signed unless otherwise expressly stated in the proxy, and no proxy form shall be used at an adjourned meeting which could not have been used at the original meeting. If a proxy form is received duly signed but with no indication as to how the person named therein should vote on any issue, the proxy may vote or abstain from voting as he sees fit.

75. A vote given in terms of an instrument of proxy shall be valid in relation to any meeting of the Company or any meeting of any class of members of the Company notwithstanding the previous death of the person granting it, or the revocation of the proxy, or the transfer of the shares in respect of which the vote is given, unless an intimation in writing of such death, revocation or transfer is received at the transfer office of the Company 48 (forty-eight) hours (excluding Saturdays, Sundays and public holidays) before the commencement of the meeting.

DIRECTORS

NUMBER

76. Unless otherwise determined by the Company in general meeting the

number / ...

number of directors shall, in the case of a listed company, be not less than 4 (four) nor more than 20 (twenty). In the case of a Company which is not listed the number of directors shall not be less than 2 (two) nor more than 20 (twenty).

APPOINTMENT

77. The first directors of the Company shall be those persons appointed in writing by the subscribers to the Memorandum; provided that if no such appointment has been made, the first directors of the Company shall be the subscribers to the Memorandum. In the case of an existing company adopting these Articles, the directors in office at the date of such adoption shall continue in office subject to the provisions of these Articles.

78. The Company in general meeting may from time to time appoint directors.

79. The directors shall have power at any time to appoint any eligible person as a director, either to fill a casual vacancy, or as an addition to the Board, but the total number of the directors shall not at any time exceed the maximum number fixed. Any director so appointed shall hold office only until the next following annual general meeting of the Company and then shall be eligible for election.

QUALIFICATION

80. Directors shall not be required to hold any shares in the Company to qualify them for appointment as directors.

MANAGEMENT OF THE COMPANY

81. The business of the Company shall be managed by the directors who may pay all expenses incurred in promoting and incorporating the Company, and may exercise all such powers of the Company as are not by the Act, or by these Articles, required to be exercised by the Company in general meeting. The directors shall exercise the said powers in accordance with these Articles and in accordance with such regulations, not inconsistent with these Articles, as may be prescribed by the Company in general meeting. This article shall be construed liberally and the powers herein conferred shall not be limited by reference to any power specifically conferred upon the directors in terms of any of these Articles.

POWERS / ...

CHAIRMAN

49. The chairman, if any, or in his absence the deputy chairman, if any, of the Board of directors shall preside as chairman of every general meeting of the Company.

50. If there is no such chairman, or if at any meeting he is not present within 15 (fifteen) minutes after the time appointed for holding the meeting, or if he is unwilling to act as chairman, the members present in person or by representative or agent or proxy shall choose another director as chairman, and if no such director be present, or if all the directors present decline to take the chair, then the members present in person or by representative, agent or proxy shall choose one of their number to be chairman.

ADJOURNMENT

51. If within one half hour after the time appointed for any meeting a quorum is not present, the meeting, if convened upon the requisition of members, shall be dissolved, and in any other case it shall stand adjourned to a date to be determined by the directors (which date shall not be earlier than 7 (seven) days and not later than 21 (twenty-one) days after the date of the meeting) at the same time and place (or if such place be not available at such other place as the directors may appoint). If at such adjourned meeting a quorum is not present within one half hour after the time appointed for the meeting, the members present in person or by representative, agent or proxy shall be a quorum, unless the Company is a subsidiary of a listed company, in which case the meeting shall be dissolved.

52. The chairman may, with the approval of any meeting at which a quorum is present (at the time of approval) and shall if so directed by the meeting, at any time and from time to time adjourn the meeting to a date, time and place specified by the meeting, or in default of such specification to be determined by the directors.

53. Where a meeting stands adjourned in pursuance of articles 51 or 52 the directors shall, upon a date not later than 3 (three) days after the adjournment publish in a newspaper circulating in the province where the office of the Company is situated a notice stating :

(a) the date, time and place to which the meeting has been adjourned;

(b) the matter before the meeting when it was adjourned;

(c) the ground for the adjournment; and

(d) the business to be considered at the adjourned meeting.

54. / ...

54. No business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting which was adjourned.

BUSINESS

55. The annual general meeting shall deal with and dispose of all matters prescribed by the Act and by these Articles. These shall include inter alia : the consideration of the annual financial statements and report of the auditors; the election of directors; the appointment of auditors; and any business arising from the annual finanical statements which are laid before the meeting, and subject to the provisions of the Act any matters capable of being dealt with by any general meeting of the Company.

56. All business to be laid before a general meeting other than an annual general meeting shall be specified in the notice convening such meeting.

57. Notwithstanding the provisions of articles 55 and 56 no business shall be transacted at any meeting of the Company unless notice of the meeting is given, where applicable, in terms of articles 43 and 44.

RESOLUTIONS

58. At any general meeting a resolution put to the vote of the members shall, except in the case of a special resolution, be decided by a majority of votes.

59. In the case of an equality of votes, the chairman of the meeting shall, either on a show of hands or on a poll, be entitled to a casting vote in addition to the vote or votes to which he may be entitled as a member.

60. Every resolution shall, unless a poll is demanded in terms of article 61, be decided on a show of hands. A declaration by the chairman that a resolution has on a show of hands been carried, or carried unanimously or by a particular majority, or rejected, and an entry to that effect in the book containing the minutes of the proceedings of the Company, shall be conclusive evidence of this fact, without proof of the number or proportion of the votes recorded in favour of or against such resolution.

61. A poll may be demanded on any question, save the election of the chairman, by :

(a) / ...

POWERS

82. The directors shall have power to enter into a provisional contract for the sale or alienation of the whole or the major part of the property and assets of the Company and the rights belonging thereto or connected therewith, provided that such provisional contract shall only become binding on the Company if such contract is ratified and confirmed by a resolution passed by the Company in general meeting in accordance with Section 228 of the Act.

83. The directors may take all steps which may be necessary or expedient in order to enable the shares, stock, debentures and other securities of the Company to be introduced and dealt with and quoted upon any stock exchange in any country and may accept responsibility for and pay and discharge all taxes, duties, fees, expenses or other sums which may be payable in relation to any of the matters aforesaid.

84. The directors may exercise the voting power conferred by any shares in any other company held or owned by the Company in such manner as they think fit, and in particular may exercise such voting power in favour of any resolution appointing them or any of them as directors or officers of such company or any resolution providing for the payment of remuneration to such directors or officers.

REMUNERATION

85. The directors shall be entitled to such remuneration as may be determined from time to time by the Company in general meeting or by a quorum of disinterested directors. In addition, the directors shall be entitled to all reasonable expenses in travelling to and from meetings of the directors.

86. If any director be called upon to perform extra services or to make any special exertions in going or residing abroad, or otherwise, for any of the purposes of the Company, the Company in general meeting or a quorum of disinterested directors may determine the remuneration to be paid to any such director for such extra services or special exertions. Such remuneration may be so determined either by way of a salary or a fixed sum or a percentage of profits or otherwise and such remuneration may be either in addition to, or in substitution for any other remuneration determined under article 85. The Company may also refund to such director all reasonable expenses incurred by him while acting in the course of the business of the Company.

DISCLOSURE / ...

DISCLOSURE OF INTERESTS

87. Every director shall comply with the provisions of Sections 234 to 240, inclusive, of the Act.

88. (a) Save as is set out in sub-paragraph (d), a director shall not vote in respect of any contract or arrangement in which he is interested (and if he shall do so his vote shall not be counted) nor shall he be counted for the purpose of any resolution regarding the same, in the quorum present at the meeting, but this shall not apply to any of the following matters :

(i) Any arrangement for giving to him any security or indemnity in respect of money lent by him or obligation undertaken by him for the benefit of the Company.

(ii) Any arrangement for the giving by the Company of any security to a third party in respect of a debt or obligation of the Company for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the deposit of a security.

(iii) Any contract by him to subscribe for or underwrite shares or debentures of the Company.

(iv) Any contract or arrangement with any other company in which he is interested as an officer or creditor of or as a registered or beneficial shareholder of that company.

(v) Any such scheme or fund as is referred to in Article 146, which relates both to directors and to employees or a class of employees and does not accord to any director as such any privilege or advantage not generally accorded to the employees to which such scheme or fund relates.

(vi) Any contracts, transactions or dealings of any nature whatsoever between the Company and any other company –

(a) which is its subsidiary; or

(b) in which it is a shareholder or is otherwise interested; or

(c) which is its holding company; or

(d) which is a subsidiary of its holding company; or

(e) in which its holding company is a shareholder or is otherwise interested.

(b) The provisions of this Article may at any time be suspended or relaxed to any extent and either generally or in respect of any particular contract, arrangement or transaction and any particular contract, arrangement or transaction carried out in

contravention / ...

contravention of this Article may be ratified by the Company in general meeting.

(c) A director, notwithstanding his interest may be counted in the quorum present at any meeting whereat he or any other director is appointed to hold any office or place of profit under the Company or whereat the directors resolve to exercise any of the rights of the Company (whether by the exercise of voting rights or otherwise) to appoint or concur in the appointment of a director to hold any office or place of profit under any other company or whereat the terms of any such appointment as hereinbefore mentioned are considered or varied, and he may vote on any such matter other than in respect of his own appointment or the arrangement or variation of the terms thereof.

89. Nothing contained in article 88 shall be taken or construed to prevent or debar any director as a member of the Company from taking part in or voting upon any question submitted to a general meeting, whether that director be personally interested or concerned in that question or not.

ROTATION

90. If the Company is a listed company all the directors shall retire at the first annual general meeting of the Company and thereafter at each annual general meeting one-third of the directors, or, if the number is not a multiple of three, then the number nearest to, but not exceeding, one-third shall retire from office. Subject to the provisions of article 111 the directors retiring in terms of the preceding sentence shall be the directors who have been longest in office since their last election or re-election. As between directors of equal seniority, the directors to retire shall, in the absence of agreement, be selected by lot. Notwithstanding anything herein contained, if at the date of any annual general meeting any director shall have held office for a period of at least 3 (three) years since his last election or re-election, he shall retire at such meeting, either as one of the directors to retire in pursuance of the foregoing or in addition thereto. A retiring director shall act as a director throughout the meeting at which he retires.

91. Retiring directors shall be eligible for re-election, but no person not being a retiring director shall be eligible for election to the office of director at any general meeting unless he, or some member intending to propose him, has not less than 48 (forty-eight) hours (excluding Saturdays, Sundays and public holidays) before the meeting left at the office of the Company a notice in writing duly signed signifying his candidature for the office, or the intention of such member to propose him.

92. / ...

92. If the Company is not a listed company the above provisions relating to rotation of directors shall not apply.

VACATION OF OFFICE

93. The office of director shall, notwithstanding the provisions of any agreement between the Company and the director, be vacated, ipso facto, if the director :

(a) ceases to be a director or becomes prohibited from becoming a director by virtue of any provision of the Act; or

(b) ceases to be a director by virtue of rotation in terms of article 90, unless re-appointed; or

(c) resigns his office by notice in writing to the Company; or

(d) is removed by ordinary resolution of the Company of which special notice has been given, provided that the other formalities prescribed by Section 220 of the Act are complied with; or

(e) is removed by resolution in writing signed by all his co-directors; or

(f) is absent for more than 6 (six) months, without permission of the directors from meetings of directors held during that period, is not represented at any of the said meetings by an alternate director and is removed by resolution in writing signed by a majority of his co-directors; or

(g) becomes insane; or

(h) becomes insolvent or compounds with his creditors or is sequestrated, whether provisionally or finally.

94. Nothing contained in article 93 shall prejudice any claim for damages arising from a breach of any agreement of service entered into between the Company and a director.

ALTERNATE DIRECTORS

95. Each director shall have the power to nominate any person, whether a member of the Company or not, to act as alternate director in his place during his absence or inability to act as such director, provided that the appointment of such alternate director shall be approved by the board.

96. An alternate director, while acting in the place of the director who appointed him, shall exercise and discharge all the powers, duties and functions of the director he represents.

97. / ...

(a) that the registered holder or holders hold such shares upon trust for, or as the nominees of, any other person; or

(b) that any person, other than the registered holder or holders, holds any contingent, future or partial interest in such shares or any interest in any fractional part of any of such shares.

24. Where any share is registered in the names of two or more persons they shall be deemed to be joint holders. Accordingly where any member dies, the survivor or survivors, where the deceased was a joint holder, and the executor of the deceased, where the deceased was the sole holder, shall be the only persons recognised by the Company as having any right to the interest of the deceased in any shares of the Company.

25. The Company may enter in the register as a member, nomine officii, of the Company, the name of any person who submits proof of his appointment as the executor, administrator, trustee, curator or guardian in respect of the estate of a deceased member of the Company or of a member whose estate has been sequestrated or of a member who is otherwise under disability or as the liquidator of any body corporate in the course of being wound up which is a member of the Company, and any person whose name has been so entered in the register shall be deemed to be a member of the Company.

26. A person producing evidence of his entitlement to any shares in terms of article 25 shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the shares, except that he shall not, before being registered as a member in respect of such shares, be entitled to vote in respect of such shares at any general meeting, or at any meeting of the holders of that class of shares to which such shares belong, except in terms of the provisions of article 65 (b) and (c).

SHARE CERTIFICATES

27. Every person whose name is entered in the register of members as the holder of shares of any class and every person who transfers a part of his holding of shares of any class shall be entitled to receive within 21 (twenty-one) days after allotment or lodgment for transfer 1 (one) certificate for all, or for the balance of, his shares of that class, as the case may be. The Company may at its discretion adopt the certification procedure provided for in Section 136 of the Act. A certificate for any shares registered in the names of two or more persons shall be delivered to the person first named in the register as a holder thereof, and such delivery shall satisfy the entitlement of all joint holders of such shares to share certificates in pursuance of this article. If a share certificate is defaced, lost or destroyed, it may be renewed on

payment / ...

payment of such fee, if any, not exceeding R2,00 (two Rand) and on such terms, if any, as to evidence and indemnity as the directors may think fit.

28. Certificates of title to shares, options on shares, or other documents of title shall be issued under the authority of the directors, or under the authority of any local committee duly authorised by resolution of the directors, in such manner and form as the directors shall, subject to articles 29, 30 and 31, from time to time prescribe.

29. Every certificate of title to shares or options on shares shall specify the number and type of shares in respect of which they are issued.

30. If any shares are numbered, all such shares shall be numbered in numerical progression beginning with the number one and each share certificate shall specify the numbers of the shares in respect of which it is issued. If any shares do not have distinguishing numbers, each certificate in respect of such shares shall be numbered in numerical progression and shall be distinguished by its appropriate number.

31. Every certificate of title to shares or to options on shares shall bear the signature of 2 (two) directors or 1 (one) director and an officer of the Company authorised by the directors. The directors may by resolution determine either generally or in any particular case that their signatures and those of any officer may be affixed by mechanical means. Save as aforesaid, all signatures referred to in this article shall be autographic.

SHARE WARRANTS

32. The directors or, if so authorised, any local committee appointed by them, may issue warrants relating to fully paid-up shares, stating that the bearer is entitled to the shares therein specified, and may provide, by coupons or otherwise, for the payment of future dividends on the shares represented by such warrants. The directors may from time to time determine the terms and conditions upon which share warrants shall be issued.

33. (a) The bearer of a share warrant may at any time deposit the warrant at the transfer office of the Company, and while the warrant remains deposited the depositor shall have the same right to sign a requisition to call a meeting of the Company, and to attend, vote and exercise the other privileges of a member at any meeting as if his name were inserted in the register of members as the holder of the shares included in the deposited warrant, provided that such share warrant shall

be / ...

be deposited at the transfer office not later than 48 (forty-eight) hours (Saturdays, Sundays and public holidays excluded) before the meeting. Not more than one person shall be recognised as depositor of the share warrant. The Company shall, on written request, return the deposited share warrant to the depositor.

(b) Except in terms of paragraph (a), no bearer of a share warrant shall sign a requisition to call a meeting of the Company, or shall attend, vote or exercise any other privilege of a member at a meeting of the Company, or be entitled to receive any notices from the Company; but the bearer of a share warrant shall be entitled in all other respects to the same privileges and advantages as if he were named in the register of members as the holder of the shares included in the warrant.

(c) The bearer of a share warrant shall be entitled, on surrendering it for cancellation, to have his name entered as a member in the register of members.

34. The directors may from time to time determine :

(a) the conditions upon which any new share warrants or coupons may be issued in place of warrants worn out, defaced or destroyed; provided however, that no new share warrant shall be issued in place of one alleged to be lost unless and until it be proved to the satisfaction of the directors to have been destroyed; and

(b) the conditions upon which any share warrant may be surrendered for cancellation with a view to entering the name of the holder in the register of members and issuing in place of such share warrant a share certificate or certificates in respect of the shares in question.

The holder of a share warrant shall be bound by any determination by the directors in terms of this article 34 for the time being in force whether made before or after the issue of such warrant.

35. A share warrant shall be transferred by delivery of the warrant and not by instrument of transfer, and the provisions of articles 36 to 39 inclusive shall not apply to share warrants.

INSTRUMENTS OF TRANSFER

36. Any member may transfer all or any of his shares by instrument in writing in any usual or common form or any other form which the directors may approve.

37. Every such instrument shall be executed by the transferor, or if the directors determine, by the transferor and the transferee, and

the / ...

the transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the register of members in respect thereof.

38. Every power of attorney given by a member authorising the transfer of shares, shall, when lodged, produced or exhibited to the Company or any of its officers, be deemed as between the Company and the grantor of the power to continue and remain in full force and effect, and the Company may allow that power to be acted upon until such time as express notice in writing of its revocation has been lodged at the transfer office. Notwithstanding receipt of such notice of revocation the Company shall be entitled to give effect to any instrument of transfer which is certified by an official of the Company to have been received by the Company prior to the receipt of such revocation provided that such instrument would, but for such revocation, have been validly and regularly executed. The Company shall not be bound to allow the exercise of any act or matter by an agent for a member unless a duly certified copy of that agent's authority be produced and lodged with the Company.

39. Every instrument of transfer shall be left at the transfer office accompanied by a certificate of the shares to be transferred unless such instrument of transfer has been certified in terms of Section 136 of the Act. The directors may dispense with the production of the certificate on good cause being shown. The directors may decline to recognise any instrument of transfer unless :

(a) the instrument of transfer is accompanied by the share certificate to which it relates, (or is certified in terms of Section 136 of the Act), and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer; and

(b) the share transfer duty thereon has been paid.

All instruments of transfer which shall be registered shall be retained by the Company, but any instrument of transfer which the directors may decline to register shall, except in the case of fraud, be returned, on demand, to the person depositing the same.

GENERAL MEETINGS

CONSTITUTION

40. The Directors may at any time convene general meetings of the Company. The directors shall convene a general meeting upon the requisition of members in terms of Section 181 of the Act. The members empowered by Section 180 of the Act may convene a general meeting in terms of that section.

41. / ...

41. (a) The Company shall hold its first annual general meeting within 18 (eighteen) months after the date of its incorporation and thereafter it shall hold an annual general meeting in respect of each financial year; provided that not more than 15 (fifteen) months shall elapse between the date of one annual general meeting and that of the next, and that an annual general meeting shall be held within 6 (six) months after the expiration of each financial year of the Company. Other general meetings of the Company may be held at any time.

(b) Notwithstanding the provisions of article 41(a), if the Company is not a listed company, the Company shall not be required to hold an annual general meeting if all the members entitled to attend and vote at an annual general meeting sign a resolution in accordance with the provisions of Section 179 of the Act before the expiration of the time limits referred to in article 41(a).

42. An annual general meeting or any other general meeting shall be held at such time and place as the directors shall appoint unless the meeting is convened under Sections 179, 181, 182 or 183 of the Act, in which case such meeting shall be held at such time and place, and subject to such conditions, as may be determined in pursuance of such sections.

43. An annual general meeting and a meeting called for the passing of a special resolution shall be called by not less than 21 (twenty-one) clear days' notice in writing and any other general meeting shall be called by not less than 14 (fourteen) clear days' notice in writing, so that the notice period shall not include the day on which it is served, or deemed to be served, or the date on which the meeting is to be held. A meeting may be called by shorter notice and shall be deemed to have been duly called if it is so agreed by a majority in number of the members having a right to attend and vote at the meeting, being a majority holding not less than 95% (ninety-five per centum) of the total voting rights of all members.

44. Notwithstanding the provisions of article 43 no resolution requiring special notice shall be effective unless notice of the intention to move such resolution has been given to the Company not less than 28 (twenty-eight) days before the meeting at which it is to be moved, and unless notice of the resolution is given by the Company to the members in accordance with the provisions of Section 186 of the Act. Notwithstanding the foregoing, if notice of an intention to move a special resolution is given to the Company before the Company issues notice to its members calling a general meeting, then such notice of intention to move such resolution shall be deemed to be validly given even if the meeting is called for a day 28 (twenty-eight) days or less after such notice of intention to move such resolution is given to the Company.

45. / ...

45. Any notice calling a general meeting which is given by the Company to its members shall specify the place, the day and the time of the meeting and shall be given in the manner hereinafter specified or in such other manner, if any, as may be determined by the directors or by the Company in general meeting. Such notice shall comply with the provisions of Section 189 of the Act. If the Company maintains a branch register, then notice of the meeting may, in the case of members whose names are entered on the branch register, be given from the transfer office where such branch register is kept.

46. If the Company is a listed company notice of all general meetings shall be given to the Manager (Listings) of The Johannesburg Stock Exchange at the same time as such notice is given to members.

47. The Company shall, on the requisition in writing of such number of members as is specified in the Act, and unless the Company otherwise resolves, at the expense of the requisitioners, give to members entitled to receive notice of any annual general meeting, notice of any resolution which is to be moved at that meeting and circulate to such members any statement prepared by the requisitionists relating to the matter referred to in the proposed resolution or to the business to be dealt with at that meeting, provided that such notice does not exceed one thousand words.

QUORUM

48. Subject to the provisions of article 51 no business shall be transacted at any general meeting unless a quorum of members is present at the time when the meeting proceeds to business. Three (3) members present personally or by representative and entitled to vote shall be a quorum, provided that :

(a) if the Company is a subsidiary (but not a wholly owned subsidiary) of a listed company then the quorum shall be the representative of its holding company together with 2 (two) other members present personally or by representative;

(b) if the Company is a wholly-owned subsidiary of any company then the quorum shall be the representative of its holding company.

A company or other body corporate present at a meeting by its duly appointed representative shall be deemed to be personally present at the meeting and such representative shall enjoy all the powers conferred upon a representative under the provisions of Section 188 of the Act.

CHAIRMAN / ...

97. Unless the Company so resolves in general meeting, an alternate director shall not be entitled to any remuneration or to receive reimbursement of any expenses which he has incurred while acting in the course of the business of the Company but must look to the director appointing him for such remuneration or reimbursement.

98. An alternate director shall cease to hold office :

(a) when the director who appointed him ceases to be a director; or

(b) when the director who appointed him gives notice to the Company that the alternate director representing him has ceased to do so; or

(c) when the alternate director resigns his office; or

(d) when the alternate director is removed by a resolution signed by all the directors, other than the director who appointed him; or

(e) when the alternate director would, if he were a full director, cease to hold office as director.

DIRECTORS' MEETINGS

CONSTITUTION

99. The directors may meet at such intervals as they may determine from time to time.

100. Where any director wishes to call a meeting of directors at any time other than established in terms of article 99 he shall instruct the secretary to that effect and the secretary shall give notice of the meeting.

101. Every meeting of directors shall, except in a case of urgency, be called on not less than 7 (seven) days' written notice. Every such notice shall state the date, place and time of the meeting.

102. In the case of in any matter requiring urgent attention a meeting of directors may be called on less than 7 (seven) days' notice and such notice may be given in writing or verbally or by telephone, telex or cable, as is practicable in the circumstances.

103. / ...

103. The quorum necessary for the transaction of the business of the directors may be fixed by the directors, and unless so fixed shall be not less than 2 (two).

104. The continuing directors may act notwithstanding any vacancy in their body, but if their number is reduced below the number fixed in terms of these Articles as the minimum number of directors, the continuing directors may act for the purpose of increasing the number of directors to that number or for the purpose of convening a general meeting of the Company, but for no other purpose.

105. The directors may elect a chairman and deputy chairman of the board of directors and determine the period for which they are to hold office, provided that if the Company is a listed company the period of such appointment shall not exceed 1 (one) year. If no such chairman or deputy chairman is elected, or if at any meeting of directors the chairman and failing such chairman, the deputy chairman, is not present within 10 (ten) minutes after the time appointed for holding the meeting, the directors present may elect one of their number to be chairman of the meeting.

106. The directors may regulate and adjourn their meetings as they think fit.

RESOLUTIONS

107. Resolutions shall be determined by a majority of votes of the directors present at a meeting of directors and in the event of an equality of votes the chairman shall only have a second or casting vote if more than 3 (three) directors are present at the meeting.

108. Subject to the provisions of these Articles in regard to the number of directors necessary to form a quorum, a director may authorise any other director to vote for him at any meeting or meetings at which neither he nor any alternate director appointed by him is present. Any director so authorised shall, in addition to his own vote, have a vote for each director by whom he is authorised. Such authority must be granted in writing or given by telex or telegram and any such document, telex or telegram shall be produced at the meeting or at the first of the meetings at which such authority is exercised, and shall be left with the secretary for filing.

CIRCULATED RESOLUTIONS

109. A resolution in writing signed by a quorum of directors who may at the time be present in the town where the office of the Company is situate shall be as valid as if it had been passed at a meeting of

the directors duly held and constituted. Where a director is not so present, but has an alternate who is so present, then such resolution must be signed by the alternate. Any such resolution may consist of several documents in like form, each signed by one or more of the signatories to the resolution. A copy of the resolution of the directors passed in terms of this Article shall be sent to all the directors forthwith after the passing thereof and the resolution shall be entered in the directors' Minute Book and be noted at the next succeeding meeting of the directors.

EXECUTIVE DIRECTORS

110. The directors may from time to time appoint one or more of their body to any executive office in the Company, and may from time to time remove or dismiss the person or persons so appointed and appoint another person or persons in his or their place or places. Every such appointment shall be made by a quorum of disinterested directors. No director shall be appointed to any such office for a period in excess of 5 (five) years at any one time.

111. If a director is appointed to any executive office in the Company the contract under which he is appointed may provide that he shall not for a period of 5 (five) years or for the period during which he continues to hold that office, whichever period is the shorter, be subject to retirement by rotation. In such case he shall not be taken into account in determining the retirement of directors by rotation. Notwithstanding the foregoing, where the Company is a listed company the number of directors who may be appointed to an executive office on the condition that they shall not be subject to retirement by rotation shall not equal or exceed one-half of the total number of the directors at the time of such appointment.

112. The remuneration of executive directors appointed in terms of article 110 shall from time to time be fixed by a quorum of disinterested directors or by the Company in general meeting.

113. The directors may from time to time entrust to and confer upon a managing director or other executive director for the time being such of the powers exercisable under these Articles by the directors as they may deem fit, and may confer such powers either collaterally with or to the exclusion of and in substitution for all or any of the powers of the directors in that behalf, and may from time to time revoke, withdraw, alter or vary all or any of such powers.

114. A person appointed to an executive office in terms of article 110 shall be subject to the like provisions relating to vacation of office as the other directors of the Company, and if he ceases to hold the office of director from any cause he shall ipso facto cease to hold such executive office.

COMMITTEES / ...

COMMITTEES

115. The directors may delegate any of their powers to a committee or committees consisting of such member or members of their body as they think fit. Any committee so formed shall, in the exercise of the powers so delegated conform to any rules issued by the directors from time to time.

116. A committee may elect a chairman of its meetings. If no such chairman is elected, or if at any meeting the chairman is not present within 10 (ten) minutes after the time appointed for holding the same, the members present may elect 1 (one) of their number to be chairman of such meeting.

117. A committee may meet and adjourn as it may think fit. Questions arising at any meeting shall be determined by a majority of votes of the members present, and in the event of an equality of votes the chairman shall have no second or casting vote.

118. Any director who serves on any committee or who devotes special attention to the business of the Company in such capacity may be paid such extra remuneration, in addition to any other remuneration to which he may be entitled as a director, by way of salary or otherwise as a disinterested quorum of directors may determine.

119. Without prejudice to the general powers of the directors the directors may :

(a) appoint persons resident in a foreign country to be a local committee for the Company in that country; remove or suspend such local committee or any members thereof; and fix and vary the remuneration payable to the members of any such committee;

(b) open transfer offices of the Company and close the same at their discretion;

(c) appoint and remove agents to represent the Company for such purposes as the directors may determine;

(d) give such agents the power to appoint substitute agents to act in their place during their absence or inability to act, to remove such substitutes, and to appoint others; and

(e) grant to such committee members or agents power to appoint other persons as co-committee members or joint agents.

120. Each local committee member shall have the power to nominate and appoint from time to time an alternate committee member with full power and authority to act in his place during his absence or

inability / ...

inability to act, and to remove such alternate and to appoint another in his place. All such appointments shall be subject to the approval of the directors. No local committee member or his alternate shall be obliged to be a member of the Company.

121. Any director may act on any local committee appointed in terms of article 119 when present in the country for which the committee is appointed to act, and may take part in the proceedings of such committee and have the same rights and privileges as any member of the committee permanently resident in the country for which the committee is appointed.

AGENTS

122. The directors may at any time and from time to time by power of attorney appoint any person or persons to be the agent or attorney of the Company for such purposes and with such powers, authorities and discretions, not exceeding those vested in or exercisable by the directors under these Articles, and for such period and subject to such conditions as the directors may from time to time think fit, and any such appointment may, if the directors think fit, be made in favour of the members or any of the members of any local committee established under article 119, or in favour of any company or the members, directors, nominees, or managers of any company or firm or in favour of any varying body of persons, whether nominated directly or indirectly by the directors.

123. Any such agent or attorney may be authorised by the directors to delegate all or any of the powers, authorities and discretions for the time being vested in them.

BORROWING POWERS

124. Subject to articles 125 and 127 the directors may from time to time at their discretion raise or borrow or secure the payment of any sum or sums of money for the purposes of the Company as they see fit, and in particular may pass mortgage bonds or issue debentures or debenture stock of the Company whether unsecured or secured by all or any part of the property of the Company, whether present or future.

125. Where the Company is a listed company and is not a subsidiary of a listed company, the aggregate amount owing in respect of moneys so raised, borrowed or secured by the Company and/or any of its subsidiary companies, exclusive of inter-company borrowings, shall not except with the consent of the Company in general meeting, exceed the aggregate from time to time of the issued and paid-up capital of the Company; together with the aggregate of the amounts standing to the credit of all distributable and non-distributable reserves

(including / ...

(including minority interests in subsidiary companies and provisions for deferred taxation), any share premium accounts of the Company and its subsidiaries certified by the Company's auditors and as attached to or forming part of the last consolidated annual financial statements of the Company which shall have been drawn up to be laid before the Company in general meeting at the relevant time; provided that no such sanction shall be required to the borrowing of any monies intended to be applied and actually applied within 90 (ninety) days in the repayment (with or without any premium) of any monies then already borrowed and outstanding and notwithstanding that such new borrowing may result in the abovementioned limit being exceeded.

126. For the purposes of article 125 "borrowings" shall :-

(a) without limitation, include monetary guarantees executed by the Company or by any controlled company or subsidiary of the Company other than :

(i) guarantees in respect of the borrowing of moneys, where the amount of such borrowing is already included in the aggregate referred to in article 125;

(ii) guarantees of the obligations of any subsidiary where such obligations arise from acts which, if they had been performed by the Company as principal, would not constitute borrowings within the meaning of this Article;

provided that where the guarantees have been executed to secure bank overdraft or other facilities, of a variable nature, such guarantees shall only be deemed to be borrowings to the extent to which such overdraft or other facilities are used from time to time;

(b) not include any borrowing by the Company from any of its subsidiaries or by any of its subsidiaries from the Company or from any other of its subsidiaries.

127. In the event that the Company is a subsidiary of a listed holding company, the total amount owing by the Company in respect of monies so raised, borrowed or secured shall not exceed the amount authorised by its listed holding company.

128. No lender or person dealing with the Company shall be obliged to see or enquire whether the restrictions imposed by articles 125 and 127 are observed.

129. Debentures, debenture stock, bonds and other instruments of debt may be issued at par or at a discount or at a premium, and with any special privileges as to redemption, surrender and drawings, provided that no special privileges as to allotment of shares or stock, attending and voting at general meetings, appointment of directors

or / ...

or otherwise shall be given save with the sanction of the Company in general meeting.

RESERVES

130. The directors may, before declaring or recommending any dividends, set aside out of the amount available for dividends such sum as they think proper as a reserve or an addition thereto. The directors may divide the reserve into such special funds as they think fit, with full power to employ the assets constituting such fund or funds in the business of the Company or they may invest the same upon such investments (other than shares of the Company) as they may select without being liable for any depreciation of or loss in consequence of such investments, whether the same be usual or authorised investments for trust funds or not.

131. The reserve may, at the discretion of the directors, be applicable for the equalisation of dividends or for making provision for exceptional losses, expenses or contingencies or the extension or development of the Company's business or for writing down the value of any of the assets of the Company, or for repairing, improving and maintaining any buildings, plant, machinery or works connected with the business of the Company, or to cover the loss in wear and tear or other depreciation in value of any property of the Company, or for any other purpose to which the profits of the Company may be properly applied, and the directors may at any time divide among the members by way of bonus or special dividends any part of the reserve which in their opinion is not required for the purposes aforesaid, and as may be permitted by the Statutes.

DIVIDENDS

DECLARATION

132. The Company in general meeting or the directors may from time to time declare a dividend to be paid to the members in proportion to the number of their shares.

133. No larger dividend shall be declared by the Company in general meeting than is recommended by the directors, but the Company in general meeting may declare a smaller dividend.

134. No dividend shall be declared except out of the profits of the Company. The declaration of the directors as to the amount of the profits of the Company shall be conclusive.

135. / ...

135. (a) Dividends shall be declared in South African currency provided that the directors shall have power, where any members of the Company reside outside the Republic, to declare a dividend in any other relevant currency subject to such laws or regulations as may be applicable thereto, and in such event to determine the date on which and the rate of exchange at which it shall be converted into the other currency.

(b) No dividend shall bear interest against the Company.

(c) Dividends may be declared either free or subject to the deduction of income tax and any other tax or duty in respect of which the Company may be chargeable.

PAYMENT

136. Dividends shall be payable to shareholders standing registered as at a date to be determined which date shall be subsequent to the date of declaration or the date of confirmation of the dividend, whichever is the later. The period between the later of the said dates and the date of the closing of the transfer registers in respect of the dividend shall where the Company is a listed company, be not less than 14 (fourteen) days.

137. Any dividend declared may be paid and satisfied, either wholly or in part, by the distribution of specific assets, and in particular of shares or debentures of any other company, or in cash, or in any one or more of such ways, as the directors may at the time of declaring the dividend determine and direct. If any difficulty arises in the course of such distribution the directors may settle the manner of distribution as they think expedient, and in particular may assign a value to any specific assets, determine that cash payments shall be made to any members upon the basis of such valuation and vest any such assets in trustees upon trust for the persons entitled to the dividend in such manner as they see fit.

138. Any dividend may be paid by cheque, warrant, coupon or otherwise as the directors may from time to time determine, and may, if paid otherwise than by coupon, be sent by post to the last registered address of the member entitled thereto or, in the case of a joint holding, of the member first named in the register in respect of such holding, or may be sent to any other address specified for the purpose by such member or first named member, as the case may be.

139. The payment of such cheque or warrant or the surrender of any coupon shall be a good discharge to the Company of the obligation to pay the amount specified in such document. In any case where several persons are registered as the joint holders of any share, any one of such persons may give effectual receipt for all dividends and payments on account of dividends in respect of such share.

140. / ...

140. The Company shall not be responsible for the loss of, or any delay in, the transmission of any cheque, warrant or other document sent through the post to the registered address of any member whether or not such document was so sent at the request of such member.

FORFEITURE

141. All unclaimed dividends may be invested or otherwise made use of by the directors for the benefit of the Company until claimed. Any dividend remaining unclaimed for a period of 12 (twelve) years from the date of declaration thereof may be declared by the directors to be forfeited to the Company.

CAPITALISATION

142. The Company may appropriate any sum forming part of the undivided profits which stand to the credit of the reserves of the Company or which are otherwise available for dividend :

(a) in pursuance of a special resolution, to Stated Capital Account in terms of article 19(b);

(b) in pursuance of an ordinary resolution, to a non-distributable reserve designated for the purpose, if such sum does not at such time form part of a non-distributable reserve.

143. The reserves of the Company, including the non-distributable reserves, may at any time be applied in paying up shares of the Company and in issuing such shares to the members of the Company in accordance with the provisions of these Articles relating to the issue of shares. Any such shares may be distributed among existing holders of the class of shares to which such shares belong, pro rata to their existing holdings, or may be dealt with in such other manner as the Company or the directors, as the case may be, may, subject to these Articles, determine.

144. If any difficulty arises in the issue of any shares in terms of article 143 the directors may settle the same as they think expedient, and in particular they may issue certificates, fix the value for distribution of such shares, make cash payments to any holders of shares on the basis of the value so fixed in order to adjust rights, and vest any shares or assets in trustees upon trust for the persons entitled to participate in such issue as may seem just and expedient to the directors.

145. A contract or memorandum shall be filed where appropriate in accordance with Section 93 of the Act and the directors may appoint any person to sign such contract on behalf of the persons entitled to participate in the issue, and such contract may provide for the

acceptance / ...

acceptance by such holders of the shares to be allotted to them respectively in satisfaction of their claims.

PENSION FUNDS

146. The directors may establish and maintain or procure the establishment and maintenance of any non-contributory or contributory pension, provident retirement annuity or superannuation funds for the benefit of, and give or procure the giving of donations, gratuities, pensions, allowances or emoluments to :

(a) any persons who are or were at any time in the employment or service of : the Company; or any company which is a subsidiary of the Company; or any company which is allied to or associated with the Company; or

(b) any persons who are or who were at any time salaried directors or salaried officers of the Company or of any other company referred to in (a) above; and

(c) the wives, widows, families and dependants of any persons specified in (a) or (b).

147. A director shall be entitled to participate in and retain for his own benefit any donation, gratuity, pension, allowance or emolument granted in terms of article 146.

CLUBS AND CHARITIES

148. The directors may establish or subsidise or subscribe to any institutions, associations, clubs or funds calculated to be for the benefit of or to advance the general interests and well-being of the Company or of any companies or persons referred to in article 146, and make payments for or towards the insurance of any such persons, and subscribe or guarantee money for any charitable or benevolent objects or for any exhibition, or for any public, general or useful object, and do any of the matters aforesaid either alone or in conjunction with any other person.

RECORDS

REGISTERS

149. The directors shall keep and maintain a register of members of the Company in one of the official languages of the Republic and an index thereto as provided in Sections 105 and 106 of the Act. In addition to any such register the Company may maintain a branch register under the provisions of Section 107 of the Act.

150. / ...

150. There shall be entered in the register of members :

(a) the names and addresses of the members;

(b) the shares held by each member, distinguishing each share by its denoting number, if any, by its class or kind, and by the amount paid or deemed to be paid thereon;

(c) the date on which the name of any person was entered in the register as a member;

(d) the date on which any person ceased to be a member.

151. The directors shall keep and maintain :

(a) a register of directors and officers of the Company and shall enter therein the particulars required by Section 215 of the Act; and

(b) a register of interests of directors and officers in contracts, in one of the offical languages of the Republic, and shall enter therein the particulars of any declarations of interest made under Sections 234, 235 and/or 237 of the Act; and

(c) a register of interests of directors, past directors, officers and other persons in the shares and debentures of the Company and shall enter therein the particulars of any such interests declared under Section 230 of the Act.

152. The directors shall keep and maintain :

(a) a register of pledges, notarial bonds, mortgage bonds and notarial debentures in accordance with the provisions of Section 127 of the Act; and

(b) a register of debenture holders in accordance with the provisions of Section 128 of the Act.

153. Each of the registers referred to in articles 149, 150, 151 and 152 :

(a) shall be kept at the office or at any office of the Company in the Republic where the work of making up such register is carried out or at the office of an agent of the Company in the Republic where the work of making up such register is carried out;

(b) shall, except in the case of the register of members when such register is closed under the provisions of article 154, be open to the inspection of members during business hours, subject to any reasonable restriction from time to time imposed by the Company in general meeting.

154. / ...

154. The transfer books and register of members may, upon notice being given by advertisement in the Gazette and a newspaper circulating in the district in which the registered office is situate, and in the case of any branch register in the manner required by Section 108 of the Act, be closed during such time as the directors think fit, but not exceeding in total 60 (sixty) days in any year.

MINUTES

155. The directors shall in terms of Sections 204 and 242 of the Act cause minutes of the following matters to be inserted in books kept for the purpose :

(a) all resolutions and other proceedings of any general meeting or any meeting of any class of members of the Company;

(b) all resolutions and other proceedings of any meeting of the directors or of any executive or other committee.

Such minutes shall specify, without limitation, all resolutions to appoint directors and all resolutions passed in terms of article 109 and shall record the names of all directors attending meetings of the directors or of any executive or other committee.

156. Any minutes of a meeting of the Company or of the directors or of any executive or other committee, and any extract therefrom purporting to be signed by any one director and the secretary, shall be receivable in evidence of the matters recorded therein. Any minutes of any resolution made in pursuance of article 109, and any extract therefrom purporting to be signed by any one director and the secretary, shall be receivable in evidence of the matters recorded therein.

ACCOUNTING RECORDS

157. The directors shall cause accounting records to be kept in accordance with Section 284 of the Act.

158. The accounting records referred to in article 157 shall be kept at the office or at such other place or places as the directors may think fit.

159. The accounting records shall be open to inspection by any of the directors at any time. The directors shall from time to time determine whether and to what extent and at what times and places and under what conditions the accounting records of the Company or any of them shall be open to inspection by members not being directors, and, subject to the rights granted to members in terms of the Act, no member other than a director shall be entitled to inspect any of

the / ...

the accounting records or other documents of the Company unless authorised by the directors or by the Company in general meeting.

ANNUAL FINANCIAL STATEMENTS

160. The directors shall from time to time, in accordance with Sections 286 and 288 of the Act, cause to be prepared and laid before the Company in general meeting such annual financial statements, group annual financial statements and group reports, if any, as are referred to in these sections.

161. The directors shall in accordance with Section 303 of the Act, prepare or cause to be prepared half-yearly interim reports, copies of which shall be sent to every member of the Company and to the Registrar.

162. Not less than 21 (twenty-one) days before the date of any annual general meeting a copy of the relevant annual financial statements and group annual financial statements to be laid before such meeting shall be delivered or sent by post to the registered address of every member and debenture holder of the Company and shall also be sent to the Company's auditors and to the Registrar. In addition and simultaneously, where the Company is a listed company, 3 (three) copies of the aforesaid financial statements shall be forwarded to The Johannesburg Stock Exchange. Nothing contained in this Article shall impose a duty on the directors to send copies of such documents to any person whose address is not known to the Company or, where any shares or debentures are jointly held, to more than one of the joint holders of such shares or debentures.

AUDIT

163. An auditor or auditors shall be appointed in accordance with Chapter X of the Act. An auditor may be a member of the Company but no person shall be eligible to be appointed as an auditor of the Company who has any interest otherwise than as a member, in any transaction to which the Company is a party, or who holds any office in the Company other than that of auditor, whether as director, manager, secretary or otherwise. If an auditor during his term of office as auditor, acquires an interest, or is appointed to an office, which renders him ineligible for appointment as an auditor, then such person shall ipso facto cease to be an auditor of the Company.

164. An auditor of the Company shall, subject to the provisions of the Act and of article 163, hold office until another appointment or other appointments to the office shall be made at a general meeting of the Company.

165. / ...

165. Any casual vacancy occurring in the office of auditor may be filled up by the directors and any person so appointed shall, subject to the provisions of Sections 275, 277 and 278 of the Act, continue in office until the first general meeting held after the appointment of such person, provided that if such general meeting fails to appoint an auditor in the place of the auditor whose office was vacated and if the person appointed by the directors to fill the place of such person be the only existing auditor of the Company, then such person may continue in office until such time as the Company in general meeting appoints an auditor or auditors or until the directors appoint some other person to fill the casual vacancy.

166. The remuneration of the auditors shall be fixed by the directors.

167. At least once in every year the accounting records of the Company shall be audited. For this purpose :

(a) the auditors shall be supplied with copies of the annual financial statements intended to be laid before the Company in general meeting;

(b) the auditors shall at all times have access to the books and accounts of the Company;

(c) the auditors may, for the purposes of the audit, examine the directors or officers of the Company.

In addition to such audit the auditors shall make a report to the members in compliance with the Act.

168. If the Company is a holding company as defined in Section 1 of the Act, then the directors' report which is included in the consolidated or group annual financial statements issued by the Company in terms of the Act shall disclose :

(a) full details of all matters material to an understanding of the state of affairs and business of the Company and the profit and loss earned or incurred by the Company and its subsidiary companies, if any;

(b) the matters prescribed by Schedule 4 of the Act where these are applicable; and

(c) where the Company is a listed company, full details of all special resolutions and resolutions (excluding resolutions of a routine nature passed in the normal course of business) passed at general meetings of the Company's subsidiary companies since the date of the previous annual financial statements of the Company.

169. / ...

169. The financial statements of the Company for any year, where certified by the auditors and laid before a general meeting, shall be deemed to be correct, and shall not in any case be re-opened, provided that if any error is discovered in such statements within a period of 3 (three) months following such general meeting, then such statements shall forthwith be corrected and re-certified by the auditors and thenceforth shall be deemed to be correct.

NOTICES

BY HAND OR BY POST

170. Subject to the provisions of articles 173 and 174 any notice to be given by the Company to a member shall be given by hand or sent by post by a prepaid letter addressed to the registered address of such member.

171. Where notice is to be given by hand or by post then :

(a) in the case of the joint holders of any share, such notice shall be effected by giving notice to the joint holder whose name appears first in the register of members in respect of such share; and notice so given shall be sufficient notice to all the holders of such share;

(b) in the case of any share registered in the name of a member who is a minor, or subject to the marital power, or insolvent, or deceased or for whom a curator bonis has been appointed or is under judicial management or is in liquidation, notice may be given by hand to the person claiming to be entitled to the share in consequence of such state of affairs or may be sent by post in a prepaid letter addressed to such person by name, or by the title of representative of the deceased, or trustee of the insolvent or by any like description, at any address supplied for the purpose by such person, provided that if no such address has been supplied, notice may be given in the manner in which the same might have been given had such state of affairs not existed.

172. Any notice or document delivered or sent by post or left at the registered address of any member in pursuance of these Articles shall, notwithstanding that such member be then deceased, and whether or not the Company has received notice of his decease, be deemed to have been duly served in respect of any shares, whether held solely or jointly with other persons, unless some other person be registered in his stead as a holder or joint holder thereof, and such service shall, for all purposes, be deemed to be sufficient notice to his or her heirs, executors or administrators and/or to any joint holder of such shares.

BY / ...

BY ADVERTISEMENT

173. Notice to the holder of a share warrant shall, unless the conditions of issue provide that such holder shall receive notices by hand or by post, be given by advertisement.

174. Where any notice is required by these Articles to be given by the Company to the members or any of them such notice may be given by advertisement.

175. Any notice which must be given, or which may be given by advertisement shall, subject to the provisions of the Act, be inserted in a newspaper circulating in Johannesburg and, if the registered office of the Company is situated outside the Transvaal, in a newspaper circulating in the town or district in which the registered office of the Company is situated; provided that where a branch register or transfer office has been established, such advertisement shall also be inserted in at least one newspaper circulating in the district in which such branch register or transfer office is located.

PROCEDURE

176. In every notice calling a meeting of the Company or of any class of members of the Company there shall appear with reasonable prominence a statement that a member entitled to attend and vote is entitled to appoint a proxy to attend and vote in lieu of such person, and that a proxy need not also be a member.

177. Any notice by post shall be deemed to have been served at the time when the letter containing the same was posted, and in proving the giving of the notice by post it shall be sufficient to prove that the letter, envelope or wrapper containing the notice was properly addressed and posted.

178. Where a given number of days notice or notice extending over any period is required to be given, the day of service shall not, unless it is otherwise provided, be counted in such number of days or period.

179. Every person who by operation of law, transfer or other means whatsoever, shall become entitled to any share shall be bound by every notice in respect of such share which, prior to the date on which his name and address is entered on the register, is given to the person from whom he derives his title to such share.

NOTICE / ...

NOTICE OF GENERAL MEETINGS

180. Notice of a general meeting shall be given :

(a) to every member of the Company except any member who has not supplied to the Company a registered address for the giving of notices;

(b) to every person entitled to a share in consequence of the death or insolvency of a member;

(c) to the directors and the auditor for the time being of the Company; and

(d) by advertisement to the holders of share warrants to bearer.

No other person shall be entitled to receive notice of general meetings.

VALIDITY OF ACTS

181. Accidental omission to give notice of any general meeting to any member of the Company or the non-receipt of such notice by any member shall not invalidate any resolution passed at any such meeting.

182. All acts done at any meeting of the directors or at any executive or other committee of the directors, or by any person acting as a director, shall, notwithstanding that it shall afterwards be discovered that there was some defect in the appointment of the director or persons acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified to be a director.

183. No provision of these Articles and no regulation prescribed by the Company in general meeting shall retrospectively invalidate any prior act of the directors which would have been valid had such article or regulation not been enacted.

WINDING-UP

184. If the Company is wound-up, then the assets remaining after payment of all the debts and liabilities of the Company, including the costs of liquidation, shall be applied to repay to the members the amount paid up on the issued capital of the Company and thereafter the balance shall be distributed to the members in proportion to their respective shareholdings; provided that the provisions of this Article shall be subject to the rights of the holders of any shares issued upon special conditions.

185. / ...

185. Any part of the assets of the Company, including any shares or securities of other companies, may on a winding-up, and with the sanction of a special resolution of the Company, be paid to the members of the Company in specie, or may be vested in trustees for the benefit of such members, and the liquidation of the Company may thereupon be concluded and the Company dissolved.

LIABILITY

186. Subject to the provisions of Sections 247 and 248 of the Act, every director, manager, auditor or secretary and other officer or employee of the Company shall be indemnified and held harmless by the Company against, and it shall be the duty of the directors out of the funds of the Company to pay, all costs, losses and expenses, including travelling expenses, which any such officer or employee may incur or become liable to pay by reason of any contract entered into, or any act or omission done or omitted to be done by him in the discharge of his duties or in his capacity as such officer or employee.

187. Subject to the provisions of the Act, no director, manager, secretary or other officer or employee of the Company shall be liable for any act or omission of any other director, manager, secretary or other officer or employee of the Company; or for joining in any receipt or other act; or for any loss or expense suffered by the Company in consequence of any absence of, or any defect in, any title to any property acquired by order of the directors for or on behalf of the Company; or for any absence of, or defect in, any security upon which any of the moneys of the Company shall be invested; or for any loss or damage arising from the insolvency or delictual act of any person with whom any moneys, securities or assets shall be deposited; or for any loss or damage occasioned by any error of judgment or oversight on the part of such director, manager, secretary or other officer or employee; or for any other loss, damage or misfortune whatever which shall happen in or in relation to the execution of his office or employment, unless the same be attributable to his own negligence, default, breach of duty or breach of trust.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

EXHIBITS

TO

FORM CB

SEC
Mail Processing
Section

DEC - 4 2008

Washington, DC
100

RANDGOLD & EXPLORATION COMPANY LIMITED

(Exact name of registrant as specified in its charter)

VOLUME 4 OF 9

EXHIBIT INDEX

Exhibit number	Description
1	Circular to Randgold & Exploration Company Limited Shareholders, dated December 5, 2008.
2	Certificate of Incorporation of Randgold & Exploration Company Limited, dated September 29, 1992.
3	Articles of Association of Randgold & Exploration Company Limited, dated September 29, 1992.
4	Memorandum of Association of Corgroup (Neptune) Investments Limited, dated November 24, 1969.
5	Articles of Association of Corgroup (Neptune) Investments Limited, dated November 24, 1969.
6	Articles of Association of First Westgold Mining (Proprietary) Limited, dated May 25, 1993.
7	Memorandum and Articles of Association of First Westgold Mining (Proprietary) Limited, dated August 17, 1992, as amended May 3, 1993.
8	Special Resolution of First Westgold Mining (Proprietary) Limited, dated August 23, 1995.
9	Memorandum of Association of Free State Development and Investment Corporation Limited, dated February 11, 1944.
10	Articles of Association of Free State Development and Investment Corporation Limited, dated October 25, 2001.
11	Certificate of Incorporation and Articles and Memorandum of Association of Goldridge Mining Company (Proprietary) Limited, dated October 4, 1974.
12	Memorandum of Association of Seltrust Mining Ventures (Proprietary) Limited, dated February 8, 1944.
13	Certificate of Incorporation and Articles and Memorandum of Association of Seltrust Mining Ventures (Proprietary) Limited, dated October 29, 1985.
14	Certificate of Incorporation and Articles and Memorandum of Association of Minrico Limited, dated September 29, 1999.
15	Memorandum and Articles of Association of Pan-African Exploration Syndicate Limited, dated January 10, 1913.
16	Amended Articles of Association of Pan-African Exploration Syndicate Limited, dated September 8, 1983.
17	Memorandum of Association of Randgold Prospecting & Mineral Holdings Limited, dated November 4, 1992.
18	Articles of Association of Randgold Prospecting & Mineral Holdings Limited, dated October 30, 1992.
19	Articles of Association of Rand Mines Lands Limited, dated January 1, 2001.
20	Memorandum and Articles of Association of Ashbourne Investments (Proprietary) Limited, dated November 25, 1948, as amended June 8, 1964 by Special Resolution.
21	Special Resolution of Ashbourne Investments (Proprietary) Limited, changing corporate name to Southern Holdings Limited and amending the Articles and Memorandum of Association, dated October 24, 2000.
22	Memorandum of Association of Versatex Trading 446 (Proprietary) Limited, dated September 4, 2002.
23	Articles of Association of Versatex Trading 446 (Proprietary) Limited, dated September 4, 2002.
24	Memorandum of Association of Consolidated African Mines Limited, dated June 9, 1954.
25	Memorandum and Articles of Association of Continental Base Metal Mining Company (Proprietary) Limited, dated August 12, 1985.
26	Certificate to Commence Business, Certificate of Incorporations, and Memorandum of Association of Bentonite Nominees Limited, dated April 28, 1969.
27	Articles of Association of Doornrivier Minerals Limited, dated November 18, 1983.
28	Debenture Subscription Agreement, dated January 6, 2004, between JCI Limited, Umoya Holdings (Proprietary) Limited, Itsuseng Investments (Proprietary) Limited, Newline Investments 120 (Proprietary) Limited, Ikamva Investment Holdings (Proprietary) Limited, and Kovacs Investments 608 (Proprietary) Limited, as amended by agreement between JCI Limited,

Umoya Holdings (Proprietary) Limited, Itsuseng Investments (Proprietary) Limited, Newline Investments 120 (Proprietary) Limited, Ikamva Investment Holdings (Proprietary) Limited, and Kovacs Investments 608 (Proprietary) Limited, amended August 12, 2005.

29 Debenture Subscription Agreement, dated October 20, 2008, between JCI Limited, Kovacs Investments 608 (Proprietary) Limited, and Itsuseng Investments (Proprietary) Limited.

30 Shareholder Agreement, dated October 26, 2005, between the Trustees for the Time Being of the Dudley Trust, Bosch Trading Limited, Citation Holdings S.A., Kovacs Investments 608 (Proprietary) Limited, Rocketship Properties (Proprietary) Limited, the Trustees for the Time Being of the Harold Johnson Family Trust, and Boschendal Limited.

31 Sale of Shares Agreement, dated August 7, 2003, between Randgold & Exploration Company, Limited, Equitant Trading (Proprietary) Limited, and Phikoloso Mining (Proprietary) Limited.

32 Sale of Cue Incident Shares Agreement, dated May 31, 2005, between Consolidated Mining Management Services Limited and Mvelaphanda Holdings (Proprietary) Limited.

33 Sale of Shares Agreement, dated February 18, 2008, between Futuremed Pharmaceuticals (Proprietary) Limited, JCI Limited, and Bioclones (Proprietary) Limited.

34 Sale of Shares Agreement, dated April 10, 2008, between JCI Gold Limited and Mowana Investments (Proprietary) Limited.

35 Sale of Shares Agreement, dated October 21, 2008, between JCI Limited, Garry John Fromentin, Lyons Property Solutions (Proprietary) Limited, Lyons Corporate Real Estate (Proprietary) Limited, and Lyons Financial Solution Holdings (Proprietary) Limited.

36 Share Purchase Agreement, dated April 10, 2008, between Cytos Limited, Maitland Nominees Limited, and Maitland Services Limited.

37 Loan Agreement, dated June 4, 2008, between Nedbank Limited and Boschendal Limited.

38 Nomination Agreement, dated October 14, 2004, between JCI Limited and Consolidated Mining Management Services Limited.

39 Memorandum of Mediation Agreement, dated April 7, 2006, between Randgold & Exploration Company Limited and JCI Limited.

40 Memorandum of Agreement regarding Mediation, dated May 14, 2008, between Randgold & Exploration Company Limited, JCI Limited, SF Burger, HE Wainer, and C Nupen.

41 Asset Sale Agreement, dated June 2, 2008, between Rocketship Properties (Proprietary) Limited, IFA Boschendal Investments (Proprietary) Limited, Kovacs Investments 608 (Proprietary) Limited, and Citation Holdings S.A.

42 Memorandum of Agreement, dated July 26, 2007, between Gold Fields Limited, Western Areas Limited, Free State Development and Investment Corporation Limited, Goldridge Gold Mining Company (Proprietary) Limited, JCI Limited, JCI Gold Limited, JCI Investment Finance (Proprietary) Limited, Jubilee Prospectors Limited, Randgold & Exploration Limited, and Barnato Exploration Limited.

43 Employment Contract, dated August 17, 2005, between Randgold & Exploration Company and Peter Henry Grey.

44 Employment Contract, dated November 8, 2005, between Randgold & Exploration Company and Roger Patrick Pearcey.

45 Employment Contract, dated October 23, 2008, between Randgold & Exploration Company and Marais Steyn.

46 Final Report on Limited Investigation into the Trade, Dealings, Affairs, or Property of the Randgold & Exploration Company Limited, dated march 14, 2006.

47 Investigation of transactions performed by Consolidated Mining Management Services Limited and JCI Limited Volume I, dated November 14, 2006.

48 Investigation of transactions performed by Consolidated Mining Management Services Limited and JCI Limited Volume II, dated November 14, 2006.

49 Investigation of transactions performed by Consolidated Mining Management Services Limited and JCI Limited Volume III, dated November 14, 2006.

50 Forensic Investigation: First Interim Progress Report, dated October 25, 2005.

51 Forensic Investigation: Second Interim Progress Report, dated November 3, 2005.

52 Forensic Investigation: Third Interim Progress Report, dated November 15, 2005.

53 Forensic Investigation: Fourth Interim Progress Report, dated December 7, 2005.

54 Forensic Investigation: Fifth Interim Progress Report, dated January 26, 2006.

55 Forensic Investigation: Sixth Interim Progress Report, dated February 21, 2006.

56 Letter from KPMG to Securities Regulation Panel regarding Section 440D of the Companies Act, dated January 18, 2008.

57 Valuation Report of Residual Properties of Boschendal Limited, dated May 23, 2008.

58 Mineral Asset Valuation Report on the Du Preez Leger Project, dated November 7, 2008.

59 Environmental Management Plan associated with Mining Permit Application for Du Preez Leger Project, dated August 1, 2005.

60 Press Release by Randgold and JCI, dated February 28, 2007, titled "Statement by the Mediators."

61 Press Release by Randgold and JCI, dated March 5, 2007, titled "In the Mediation Between: Randgold & Exploration Company Limited and JCI Limited."

62 Press Release by Randgold and JCI, dated March 7, 2007, titled "Statement by the Mediators."

63 Press Release by Randgold and JCI, dated March 7, 2007, titled "Joint announcement to R&E and JCI shareholders relating to a statement by the mediators in the mediation between the companies; a postscript thereto and further renewal of cautionary announcement."

64 Press Release by Randgold and JCI, dated March 15, 2007, titled "Shareholder Update on the settlement and/or merger negotiations between R&E and JCI (collectively "the companies" or "both companies") and further renewal of cautionary announcement."

65 Press Release by Randgold and JCI, dated April 23, 2007, titled "Joint Announcement by R&E and JCI (Collectively "The Companies" or "Both Companies") A Proposal for the Merger of the Companies and Further Renewal of Cautionary Announcement."

66 Press Release by Randgold and JCI, dated June 11, 2007, titled "Joint Cautionary Announcement."

67 Press Release by Randgold and JCI, dated June 29, 2007, titled "Request for Submissions."

68 Press Release by Randgold and JCI, dated July 20, 2007, titled "Joint Announcement – Update on Application to SRP regarding Proposed Merger."

69 Press Release by Randgold and JCI, dated October 31, 2007, titled, "Results of General Meeting."

70 Press Release by JCI, dated December 13, 2007, titled "NAV as at 31 March 2007 – Auditors provide limited assurance."

71 Press Release by Randgold and JCI, dated April 4, 2008, titled "Update to Shareholders."

72 Press Release by Randgold and JCI, dated April 4, 2008, titled "Draft Merger Circulars Submitted."

73 Press Release by Randgold and JCI, dated July 18, 2008, titled "Proposed Settlement Agreement and Renewal of Cautionary Announcement."

74 Press Release by Randgold and JCI, dated July 22, 2008, titled "Proposed Settlement Agreement and Renewal of Cautionary Announcement."

75 Press Release by Randgold and JCI, dated July 24, 2008, titled "Update to Shareholders."

76 Press Release by Randgold and JCI, dated July 31, 2008, titled "Memorandum of Understanding between R&E and JCI."

77 Press Release by Randgold and JCI, dated August 19, 2008, titled "Shareholder Update on Settlement Negotiations."

78 Press Release by Randgold, dated August 26, 2008, titled "Update to shareholders and renewal of cautionary announcement R&E claims against JCI Limited ("JCI")."

79 Press Release by JCI, dated August 27, 2008, titled "Mediation Process with Randgold & Exploration Company Limited Further Cautionary Announcement."

80 Press Release by Randgold, dated October 14, 2008, titled "Further Cautionary Announcement."

81 Press Release by Randgold, dated October 31, 2008, titled "Further Renewal of Cautionary Announcement."

82 Press Release by Randgold, dated November 6, 2008, titled "R&E and JCI resume Merger Talks."

Exhibit 28

14.

Col In/Tray/Agmts/Boschendal/Kovacs/Debenture/Debenture Subscription Agmt Incl certificate – Execution copy
CA/cj/138809
19 January 2004 (19d)

DEBENTURE SUBSCRIPTION AGREEMENT

between

JCI LTD OR NOMINEE

and

TACKLED INVESTMENTS (PROPRIETARY) LIMITED
in the process of changing its name to
UMOYA HOLDINGS (PROPRIETARY) LIMITED

and

ITSUSENG INVESTMENTS (PROPRIETARY) LIMITED

and

NEWLINE INVESTMENTS 120 (PROPRIETARY) LIMITED

and

IKAMVA INVESTMENT HOLDINGS (PROPRIETARY) LIMITED

and

KOVACS INVESTMENTS 608 (PROPRIETARY) LIMITED

relating to the subscription and issue of secured cumulative convertible redeemable debentures

MALLINICKS
ATTORNEYS

Telephone +27 21 410 2200
Fax +27 21 410 9000

3rd Floor Granger Bay Court
Beach Road, V&A Waterfront
Cape Town 8001
PO Box 3667 Cape Town 8000

TABLE OF CONTENTS

1. INTERPRETATION AND DEFINITIONS

In this agreement:

1.1 unless the context clearly indicates a contrary intention, clause headings are for convenience and shall not be used in its interpretation;

1.2 an expression which denotes any gender includes the other genders, a natural person shall include an artificial person and vice versa, the singular shall include the plural and vice versa, and the following expressions shall bear the meanings assigned to them below and cognate expressions shall bear corresponding meanings –

1.2.1 "agreement" means the agreement recorded in this document;

1.2.2 "auditors" means Orman and Associates of 39 Ocean View Drive, Green Point, 8005;

1.2.3 "capital amount" means the nominal value of the debentures plus the amount of any premium comprising the upside payment that will become outstanding and owing by the company upon redemption excluding, for the avoidance of doubt, debenture interest;

1.2.4 "company" means Kovacs Investments 608 (Pty) Ltd, registration number 2003/015125/07;

1.2.5 "conversion date" means the date upon which JCI elects to covert all or any of the debentures as contemplated in this agreement;

1.2.6 "coupon rate" means a variable rate of interest per annum equal to the prime rate, compounded monthly;

1.2.7 "debentures" means 8 000 (eight thousand) secured cumulative convertible redeemable debentures with a nominal value of R5 000,00 (five thousand Rand) each of the company to be allotted and issued by the company to JCI or its nominee in terms of this agreement and subject to the terms and conditions set out in this agreement;

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1.2.8 "debenture holder" means JCI Limited or such other company nominated by JCI pursuant to clause 32;

1.2.9 "deed of pledge and cession" means the deed of pledge and cession *in securitatem debiti* between the shareholders of the company and JCI in the form annexed hereto marked "A";

1.2.10 "designated agreements" means those agreements stipulated in the schedule annexed hereto marked "B";

1.2.11 "financing agreement" means the financing agreement entered into between the company and Citation Holdings S.A. on 15 August 2003 in respect of the manner in which the first transaction is to be financed;

1.2.12 "first transaction" means the purchase of the farming properties comprising 917 (nine hundred and seventeen) hectares and the business generally known as "Boschendal" as documented in the sale of business agreement dated 28 November 2003 concluded between Anglo American Farms Ltd, Phindana Properties 160 (Pty) Ltd, Anglo South Africa Capital (Pty) Ltd, Citation Holdings S.A. and the company;

1.2.13 "group" means the company, its subsidiaries, its holding companies and any subsidiary of any of its holding companies;

1.2.14 "Ikamva" means Ikamva Investment Holdings (Pty) Ltd, registration number 1998/021327/07 of "The Gardens' Groote Schuur Estates, Main Road, Rondebosch, 7700;

1.2.15 "Itsuseng" means Itsuseng Investments (Pty) Ltd, registration number 2002/031740/07 of 213 Oxford Place, corner 57 Smits Road, Dunkeld, Johannesburg, 2001;

1.2.16 "JCI" means JCI Ltd, registration number 1894/000854/06, of Monterey, 12 – 14 Klaassens Road, Bishopscourt, Cape Town;

1.2.17 "JCI redemption date" means the day falling 14 (fourteen) days after receipt by the company of a redemption notice (served at its *domicilium* address specified in clause 26.1.2), provided that if

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such day is a Saturday, Sunday or a declared public holiday, the redemption date shall be the next succeeding business day;

1.2.18 "market value" means:

1.2.18.1 in the event that the company is listed on a recognised Stock Exchange ("the Exchange"), the volume weighted average price at which such shares and/or securities of the company were traded on the Exchange during the last 21 days on which such shares or securities were actually traded on the Exchange preceding the relevant date, as certified by an independent stockbroker, which certificate shall, save in the case of manifest error in calculation, be final and binding upon the parties;

1.2.18.2 in the event that the company is unlisted, the market value of the shares and/or securities of the company determined by the corporate finance division of any independent merchant bank or financial institution nominated by the debenture holder and whose decision shall, save in the case of manifest error, be final and binding on the parties and whose mandate shall be to determine the market value as soon as possible without allowing any party to unreasonably delay such determination;

1.2.18.3 The expert, in determining such market value, shall:-

1.2.18.3.1 take into account all such facts which they consider may be taken into account by a *bona fide* independent purchaser purchasing in an arms-length transaction;

1.2.18.3.2 be entitled, in their sole discretion, to hear representations relevant to the determination of the valuation;

1.2.18.3.3 be entitled to obtain such sworn or other valuation of the company's assets as they deem necessary or desirable,

provided all costs associated with the aforesaid determination shall be borne and paid for by the company;

1.2.19 "Newline" means Newline Investments (Pty) Ltd, registration no. 2002/006724/07 of 213 Oxford Road, corner 57 Smits Road, Dunkeld, Johannesburg, 2001;

1.2.20 "nominal value" means R5 000,00 (five thousand Rand) in respect of each debenture;

1.2.21 "prime rate" means the highest prime rate quoted by ABSA Bank Limited to the public from time to time;

1.2.22 "parties" means JCI and the company and "party" means either one of them as the context may indicate;

1.2.23 "put option agreement" means the put option agreement to be concluded between JCI or its nominee and the shareholders of the company, in the form annexed hereto marked "C";

1.2.24 "put option" means the put option exercisable by JCI or its nominee against the shareholders of the company under the put option agreement;

1.2.25 "redemption date" means the earlier of:

1.2.25.1 the JCI redemption date;

1.2.25.2 the date upon which the debenture holder is entitled to redeem the debentures as contemplated in clause 5.3; or

1.2.25.3 the Put Date as that term is defined in clause 4.2 of the put option agreement,

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as the case may be;

1.2.26 "redemption price" means the amount payable by the company to the debenture holder on the redemption date, being the aggregate of:

1.2.26.1 the nominal value in respect of each debenture redeemed; plus

1.2.26.2 any accrued but unpaid interest; plus

1.2.26.3 a premium, comprising the upside payment;

1.2.27 "second transaction" means the purchase of approximately 1 338 (one thousand three hundred and thirty eight) hectares comprising the remainder of the Boschendal land comprising the properties Rachelsfontein, Excelsior, Champagne, Rhodes Cottage, Thembalethu, Old Bethlehem, Groot Drakenstein Eco-project and York Vlaagte;

1.2.28 "shares" means the ordinary shares in the issued share capital of the company ranking *pari passu* in all respects;

1.2.29 "shareholders agreement" means the agreement concluded between Umoya Holdings (Pty) Ltd, Newline Investments (Pty) Ltd, Ikamva Investment Holdings (Pty) Ltd in respect of the company;

1.2.30 "signature date" means the date of signature of this agreement by the last of its signatories;

1.2.31 "subscription date" means the date on which the debentures are subscribed for and issued by the company against payment of the nominal value in respect of each debenture;

1.2.32 "Umoya" means Umoya Holdings (Pty) Ltd, registration number 2002/013065/07 of 11 Ayton Road, Rondebosch, 7708;

1.2.33 "upside payment" means an amount equal to 50% of the market value of the company as at the redemption date, calculated in respect of each debenture redeemed in terms of this agreement or put in terms of the put option agreement, as follows:

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UDp = Up multiplied by (Dr/Td)

Where:

UDp means the amount, expressed in South African Rands, payable to the debenture holder as at the redemption date in respect of the upside payment linked to each debenture redeemed;

Up means an amount equal to 50% of the market value of the company as at the redemption date;

Dr means the number of debentures to be redeemed in terms of this agreement or put in terms of the put option agreement as at the redemption date;

Td means the total number of debentures held by the debenture holder as at the redemption date;

1.3 any reference to an enactment is to that enactment as at the date of signature hereof and as amended or re-enacted from time to time;

1.4 if any provision in a definition is a substantive provision conferring rights or imposing obligations on any party, notwithstanding that it is only in the definition clause, effect shall be given to it as if it were a substantive provision in the body of the agreement;

1.5 when any number of days is prescribed in this agreement, same shall be reckoned exclusively of the first and inclusively of the last day unless the last day falls on a Saturday, Sunday or public holiday, in which case the last day shall be the next succeeding day which is not a Saturday, Sunday or public holiday;

1.6 where figures are referred to in numerals and in words, if there is any conflict between the two, the words shall prevail; and

1.7 expressions defined in this agreement shall bear the same meanings in schedules or annexures to this agreement which do not themselves contain their own definitions.

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2. RECORDAL

2.1 By virtue of the designated agreements, the company participates in the first and second transactions.

2.2 In order to participate, the company was required to enter into the financing agreement and, in so doing, has bound itself to provide certain funding.

2.3 JCI has agreed to assist the company in complying with its financing requirements and obligations and in addition, JCI has underwritten all of the debt financing for the first transaction.

2.4 To create a financing instrument, the company has resolved that the debentures be created and (against payment of their issue price) be issued in terms of this agreement.

2.5 The company has resolved that the debentures be created and (against payment of their issue price) be issued in terms of this agreement.

2.6 JCI:

2.6.1 is a finance and investment company willing and able to provide finance for identified investment opportunities; and

2.6.2 has undertaken to finance (or procure finance for) the company by subscribing either itself or via a nominee for the debentures on the terms set out in this agreement.

2.7 The parties have reached agreement in relation to the subscription by JCI or its nominee for the debentures and wish to record their agreement in writing.

3. SUBSCRIPTION

3.1 As soon as possible after the signature date, JCI or its nominee shall subscribe for 8 000 (eight thousand) debentures, at a nominal value of R5 000,00 (five thousand Rand) each for a total subscription price equal to R40 000 000,00 (forty million Rand);

3.2 The company, against receipt of the payment in terms of clause 3.1 above, shall issue, allot and deliver the debentures to the debenture holder.

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4. DEBENTURE INTEREST AND DIVIDEND POLICY

4.1 While the debentures remain in issue, they shall bear interest at the coupon rate.

4.2 Subject to clause 4.3, the debenture interest in respect of each debenture shall be calculated monthly and be due and payable by the company in arrears on the last business day of each calendar month commencing on the last business day of the calendar month in which such debenture is subscribed for by the debenture holder, provided that, for the first three years following the issue of each debenture, interest thereon shall be capitalised.

4.3 To the extent that the company is unable to meet its obligation to pay the debenture interest timeously, it shall be entitled, in consultation with the debenture holder, to defer the payment of the debenture interest to a date which is no later than the redemption date.

4.4 Debenture interest in respect of each debenture subscribed for by the debenture holder shall commence to run on the subscription date of that debenture and shall cease to run at 00h00 on the day prior to the redemption date of that debenture; provided that should the company fail or refuse to pay the full capital amount and all the debenture interest in respect of that debenture to the debenture holder on the redemption date of that debenture, then the price at which that debenture is allotted and issued, being R5 000,00 (five thousand Rand) per debenture, shall bear penalty interest at the prime rate plus 4%, which interest shall commence to run at 00h01 on the redemption date and shall cease to run at 24h00 on the day prior to the day upon which the full capital amount and all the debenture interest in respect of that debenture is paid by the company to the debenture holder.

4.5 The company shall not declare or pay any dividend or other payment to its shareholders, until such time as the debenture interest has been paid in full to the debenture holder.

4.6 Should the company receive any interest or dividends, whether in cash or scrip prior to the redemption date ("the dividend"), then the following shall apply:-

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4.6.1 The company shall pay or transfer, as the case may be, the dividend to the debenture holder who shall retain same on account of the due discharge of the redemption price payable in accordance with clause 4.6.2 below;

4.6.2 The dividend received by the debenture holder shall be set off against the redemption price upon the redemption of the debentures in terms of this agreement; applied first against interest and thereafter against the nominal amount and any upside payment in respect of the debentures.

4.6.3 Any scrip dividend received by the debenture holder shall be valued at its market value on the date(s) of receipt thereof by the debenture holder;

4.6.4 It shall be in the discretion of the debenture holder to receive the dividend in the form of cash or scrip;

4.6.5 There shall be deducted from the dividend (and accordingly the amount to be set off against the redemption price) marketable securities tax and other costs or charges directly incurred by the debenture holder in the disposal of any scrip dividend.

5. REDEMPTION OF DEBENTURES

5.1 The debenture holder may, by giving written notice to the company ("a redemption notice"), require the company to redeem at the redemption price and on the redemption date, such number of debentures specified in the redemption notice, provided that:

5.1.1 the debenture holder may in its sole discretion elect to redeem the nominal amount or any part of it (in any multiple of R100,00) in respect of each debenture to be redeemed;

5.1.2 the debenture holder shall be entitled to redeem the debentures in any number of tranches;

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5.1.3 the company does not have any right to redeem or convert the redemption price or any element thereof at its own discretion at any time whatsoever.

5.2 The certificate in respect of the relevant debentures ("debenture certificate"), shall be lodged with the company on the redemption date for purposes of cancellation on redemption. The redemption price of the relevant debentures will not be paid to the debenture holder unless the debenture certificate has been received by the company or if it has been lost or misplaced, the debenture holder provides the company with a suitable indemnity in respect of the lost debenture certificate. The debenture certificate shall cease to be of any further force and effect; provided that:

5.2.1 should the debenture holder elect to only redeem some (and not all) of the debentures held by it, and represented by a debenture certificate, the company shall, against the lodging of the debenture certificate with it in terms of this clause 5.2, furnish the debenture holder with a new certificate in respect of the remaining debentures represented by that debenture certificate;

5.2.2 should the debenture holder exercise its rights in terms of clause 5.1.1 and elect to redeem part of the nominal value in respect of each of the debentures to be redeemed, the company shall against the lodging of the debenture certificate with it in terms of this clause 5.2, furnish the debenture holder with a new certificate in respect of the unredeemed portion of each such debenture.

5.3 Should the company at any time after the subscription date:-

5.3.1 persistently default in payment of its liabilities in the ordinary course of its business; or

5.3.2 in pursuance of a judgement of a competent court, have any of its assets attached and such attachment is not suspended, set aside or otherwise discharged within 15 business days from the date on which the company becomes aware of such attachment, or relevant proceedings to set the attachment aside are not instituted within 15 business days or, having been instituted timeously, are in

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the reasonable opinion of the debenture holder not proceeded with diligently and with all due expedition; or

5.3.3 pass an effective resolution of its shareholders to voluntarily wind-up the company (except for the purposes of a reconstruction or an amalgamation); or

5.3.4 commit any act referred to as an act of insolvency in the Insolvency Act No. 24 of 1936, as amended; or

5.3.5 enter into a compromise, or attempt to enter into a compromise, with its creditors generally; or

5.3.6 hold any discussions with any party to sell or otherwise dispose of, or attempt to sell or otherwise dispose of, the whole or a major portion of its assets, or in the event that any member of the company attempts to sell or otherwise dispose of all or part of its shares in the company; or

5.3.7 be provisionally or finally wound-up (except for the purposes of a reconstruction or an amalgamation) or placed under judicial management; or

5.3.8 make any alteration to the provisions of its memorandum and/or articles of association which adversely affects the interests of the debenture holder;

then in any of the aforesaid events, the debenture holder shall have the right (but not the obligation) and without prejudice to any other rights which it may have, to redeem all or part of the debentures required by the debenture holder *mutatis mutandis* in the manner contemplated in clauses 5.1 and 5.2.

6. CONVERSION OF UPSIDE PAYMENT

6.1 The debenture holder shall be entitled at any time when it redeems any debentures, in its sole discretion, to elect not to redeem the upside payment in respect of such debentures and instead to convert, in the manner set out below, all or any of the upside payment, taking into account the upside payment that would have been due and payable by the company to the

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debenture holder if redeemed, into equity in the company by delivering a written notice to that effect to the board of directors of the company, indicating the value of the upside payment, which it requires to be converted into equity ("the conversion notice").

6.2 The certificate in respect of the relevant debentures ("debenture certificate), shall be lodged with the company on the conversion date for purposes of cancellation on conversion.

6.3 Within 30 days of receipt of the conversion notice or the calculation of the upside payment (whichever happens soonest), the company shall be obliged to allot and issue to the debenture holder 3 (three) shares for every 1% (1 percent) of the upside payment converted ("the conversion shares") against cancellation of the relevant debentures being converted and redeemed.

6.4 The subscription price in respect of each conversion share shall be its par value.

6.5 The company hereby warrants to the debenture holder that, on conversion by the debenture holder of any debenture as contemplated in this clause 6:-

6.5.1 the conversion shares shall rank *pari passu* in all respects with all other ordinary shares issued in the company;

6.5.2 the conversion shares shall not be subject to any lock-up or voting pool arrangement;

6.5.3 the conversion shares shall, when issued, be free of any encumbrances including, without limitation, pledge, lien or hypothec;

6.5.4 the company shall have sufficient shares out of its authorised but unissued share capital held under the control of its board of directors for issue to the debenture holder on the basis contemplated in this clause 6;

6.5.5 the company shall be entitled to give free, unencumbered and valid title to the conversion shares;

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6.5.6 the debenture holder shall not be required to assume any additional liability as surety or guarantor for the obligations of the company as a result of it having acquired the conversion shares.

6.6 Any dispute between the parties that may arise as a result of this clause 6, shall be referred to an independent auditor agreed between the parties, failing which to such other independent auditor as may be appointed upon the request by either party by the chairman of the Western Cape branch of the South African Institute of Chartered Accountants, whose decision shall, save in the case of manifest error, be final and binding on the parties.

6.7 The auditor contemplated in clause 6.6, in determining any dispute, shall:-

6.7.1 take into account all such facts as it may consider necessary or desirable;

6.7.2 be entitled, in its sole discretion, to hear representations relevant to the determination contemplated in this clause 6;

6.7.3 be obliged to make an order for recovery of his costs against the party whom his determination is made.

6.8 In the event that subsequent to the signature date there is any alteration in the share capital of the company by way of any further issue of shares, share buy back, rights issue, share split, share subdivision or otherwise, the debenture holder shall, on electing to convert the upside payment attributable to any debenture, be entitled to receive so many shares so that, subsequent to conversion, it holds so much of the issued ordinary share capital in the company as contemplated in the formula stipulated in clause 6.3, it being specifically recorded that, as at the signature date, the total issued share capital of the company consists of 300 (three hundred) shares.

7. **PUT OPTION**

7.1 In the event that the debenture holder elects in terms of clause 6 to convert all or any of the upside payment attributable to the debentures into equity in the company, each of Umoya, Itsuseng, Newline and Ikamva ("the shareholders"), each being a shareholder in the company, hereby grants to the debenture holder the right (the "Put Option"), by written notice to the shareholders, (the

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"Put Option Notice"), delivered at their domicilium address, to require the ordinary shareholders, jointly and severally, to purchase from the debenture holder, which shall be obliged to sell to such shareholders, all (and not part) of the equity held by the debenture holder 14 (fourteen) days after the date of receipt by any shareholder of the Put Option Notice.

7.2 The Put Option may be exercised by the debenture holder at any time after the conversion by the debenture holder of the upside payment into equity in accordance with the terms of this agreement in the company (the "Put Date").

7.3 The purchase and sale of the equity which results from an exercise of the Put Option by the debenture holder shall be subject to the following terms and conditions:

7.3.1 the purchase price payable by the shareholders to the debenture holder in respect of the equity shall be equal to the upside payment, provided that the upside shall be the higher of the values at the conversion date or the date of the Put Option Notice;

7.3.2 the purchase price shall be paid by the shareholders to the debenture holder in cash, free of any bank charges, set-off, deduction or exchange, within 14 (fourteen) days from the date of receipt by the shareholders of the Put Option Notice, and, against such payment, the debenture holder shall deliver to the shareholders, the share certificates pertaining to the equity so purchased and sold, together with currently dated transfer forms duly executed by the debenture holder as transferor and blank as to transferee.

8. COLLATERAL

As security for its right to receive the redemption price under this agreement, the debentures shall be secured by way of a put option against the shareholders of the company on the terms set out in the put option agreement, together with the deed of pledge and cession in respect of the shareholders' shares on the terms set forth in the deed of pledge and cession. .

9. PAYMENTS

Any amount due to the debenture holder under this agreement shall be paid by means of a cheque drawn on the company's bankers in South African currency, payable to the order of the debenture holder free of exchange or, where the company has been requested to do so in writing by the debenture holder, to the order of the debenture holder's bankers or authorised representatives. Such cheque shall be delivered to the address of the debenture holder stipulated in the company's register of debenture holders (or its authorised bankers or representatives stipulated by it in writing for this purpose).

10. TITLE

The registered debenture holder, or its liquidator, shall be regarded as the only person having title to the debentures.

11. TRANSFER

Subject to clause 32, the debenture holder shall not be entitled, save with the prior written consent of the company, to sell, cede, assign, delegate or otherwise transfer, dispose of or alienate all or any of its rights or obligations under all or any of the debentures held by it to any third party.

12. REGISTER

The company shall, in terms of the Companies Act No. 61 of 1973 (as amended) keep a register of debenture holders ("register"). The register:-

12.1 shall be kept at the company's registered office;

12.2 may consist of one or more books or sheets or may be in such other form as the company may deem fit;

12.3 shall contain the name and address of the debenture holder;

12.4 shall show the date on which the debenture holder was registered as such;

12.5 shall indicate the capital amount represented by the debenture certificate, as well as the certificate number and the date thereof.

12.6 Subject to the provisions of the company's articles of association and such reasonable restrictions as the company in general meeting may impose, the register shall –

12.6.1 be open for inspection for at least two hours, which hours are to be selected by the company, on every business day;

12.6.2 be closed for such period or periods during any calendar year as the company may deem fit, provided that the aggregate of such periods may not exceed more than 60 (sixty) days in any calendar year.

13. DEBENTURE CERTIFICATES

13.1 The debenture holder shall be entitled, without payment, to receive a certificate in respect of the allotment and issue of debentures to it. Only block certificates shall be issued.

13.2 Each debenture certificate shall be signed by one director of the company and an officer of the company duly authorised thereto by the directors.

13.3 Any signature referred to in clause 13.2 may be affixed to a certificate by autographic or mechanical means.

14. REPLACEMENT OF CERTIFICATE

14.1 Should a debenture certificate be defaced, damaged or otherwise become unusable, the company shall, against delivery of that debenture certificate, issue a new certificate in its place.

14.2 Should a debenture certificate be lost or destroyed, the company shall, after satisfactory evidence thereof but subject to such conditions as regards indemnity and payment of expenses in regard to the investigation of the destruction or loss as it may impose) issue a new debenture certificate in its place.

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15. CANCELLATION OF DEBENTURES

If any debentures are redeemed in terms hereof, then same shall be cancelled and the company shall not be entitled:–

15.1 to re-issue the cancelled debenture; or

15.2 to obtain any re-advances on such debentures of amounts previously redeemed.

16. NEGATIVE COVENANTS

16.1 Notwithstanding anything to the contrary contained in the company's memorandum or articles of association or the shareholders agreement, no resolution shall be passed or action taken by the company in regard to the matters contained in this clause 16 without the prior written consent of the debenture holder: -

16.1.1 the declaration and/or payment of any dividend or other payment to its shareholders, until such time as the redemption price has been paid in full to the debenture holder as required under this agreement;

16.1.2 any amendments to the company's Articles of Association;

16.1.3 any increase, decrease or variation of the company's share capital or repurchase by the company of its own shares;

16.1.4 the issue of capitalisation or bonus shares in the company;

16.1.5 the cession, sale or other disposal of any shares or any portion of a shareholder's claim on loan account;

16.1.6 the issue of any debenture or other instrument convertible into equity in the company;

16.1.7 the winding-up or dissolution of the company and any resolution requiring or proposing such dissolution;

16.1.8 the establishment and opening of new branches or the acquisition and purchase of other businesses, either directly or indirectly by

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means of purchasing shares in the company to which such business may belong;

16.1.9 any change in the main business of the company;

16.1.10 the appointment or removal or replacement of any executive director of the company;

16.1.11 any disposal of the business or assets of the company;

16.1.12 the issuing of guarantees, suretyships or letters of comfort (or the like) of any nature whatsoever and the acceptance of any accommodation bills;

16.1.13 the pledging, mortgaging, hypothecating or encumbering of any of the assets of the company in any manner whatsoever;

16.1.14 the revaluation of any assets of the company;

16.1.15 any capital expenditure;

16.1.16 the purchase or sale or the hiring or letting or sub-letting of any immovable property;

16.1.17 the recommendation for declaration of payment of a dividend, management fee or similar payment, or the repayment of any member's loan claims;

16.1.18 the formation of any subsidiary of the company;

16.1.19 any transaction of any nature whatsoever between the company and any of its members, any related party as defined in the JSE Securities Exchange SA Listing Requirements or any other party associated directly or indirectly with any of the members, other than a *bona fide* transaction in the ordinary course of the company's business;

16.1.20 the formation and finalisation of the company's budget, business plan and the finalisation of the company's financial statements;

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16.1.21 the remuneration of directors or alternate directors, and any variations thereto;

16.1.22 the listing of the company or any of its subsidiaries on a recognised stock exchange;

16.1.23 the making of a public announcement in connection with the company.

16.1.24 any borrowing by the company; and

16.1.25 the establishment of an employee share ownership plan;

16.1.26 not contravene the terms of any of the designated agreements.

16.2 The provisions of this clause 16 shall apply *mutatis mutandis* in respect of any subsidiary and/or associate company of the company and references above to the "company" shall be deemed to include references also to any such subsidiary and associate companies.

17. NOTICES TO AND FROM THE DEBENTURE HOLDER

17.1 Any notice may be given by the company to a debenture holder by sending it by certified or registered mail to the address of the debenture holder in the register (in which event same shall be rebuttably presumed to have reached the debenture holder on the fourteenth day after it has been posted) or by delivering it to such address.

17.2 Any notice may be given by a debenture holder to the company by sending it by certified or registered mail to the registered address of the company (in which event same shall be rebuttably presumed to have reached the company on the fourteenth day after it has been posted) or by delivering it to such address.

18. UNDERTAKING BY THE COMPANY

18.1 If, at any time prior to the redemption date, an offer is made to the shareholders of the company to acquire 50% (fifty percent) or more of the issued shares in the capital of the company or any part of the company's

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undertaking or assets, the debenture holder shall have the right but not the obligation to elect in its sole discretion whether to exercise the rights set out in clauses 18.2 or clause 18.3.

18.2 If a third party makes an offer to the shareholders to acquire 50% *(fifty percent)* or more of the issued shares in the capital of the company or any part of the company's undertaking or assets (the "outside offer"), the company undertakes to procure that the shareholders shall notify the debenture holder of their intention to accept the outside offer, which notice shall contain all material terms of the outside offer and shall be deemed to constitute an offer by the shareholders to sell all their shares in and all their claims on loan account against the company to the debenture holder, *mutatis mutandis*, upon the same material terms as contained in the outside offer, which offer by the shareholders to the debenture holder shall be irrevocable and capable of acceptance by the debenture holder for a period of sixty days after the giving of such notice.

18.3 If a third party makes an offer to the shareholders to acquire 50% (fifty percent) or more of the issued shares in the capital of the company or any part of the company's undertaking or assets (the "outside offer"), the company shall procure that the shareholders notify the debenture holder of their intention to accept the outside offer, which notice shall contain all material terms of the outside offer, and upon such notification, the debentures shall become redeemable and convertible immediately in accordance with the redemption and conversion provisions of this agreement.

19. COMPANY'S OBLIGATIONS

The company shall –

19.1 keep such books of account and make out such balance sheets and profit and loss accounts as are required by law and, at least twenty-one days before the relevant general meeting, forward to the debenture holder a copy of every balance sheet and profit and loss account and report to be read or laid before the shareholders of the company in general meeting;

19.2 conduct its affairs in a proper and businesslike manner; and

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19.3 not without the prior sanction of a resolution of the debenture holder, pass any ordinary or special resolution at a meeting of shareholders of the company if that resolution directly materially affects the interests of the debenture holder, including a resolution for the winding up of the company.

20. DISCHARGE FROM LIABILITIES

Upon payment in full of the redemption price and all other sums due under this agreement, the company and all other persons which have assumed or may assume any obligations and/or liabilities in terms of this agreement and/or the put option agreement shall be fully and finally discharged from all such obligations and/or liabilities.

21. WARRANTIES

21.1 The company warrants to the debenture holder that:

21.1.1 it has the legal capacity and has taken all necessary corporate action required to empower and authorise the company to enter into and implement this agreement on the terms and conditions set out herein, as evidenced by resolution of the Board of Directors annexed hereto and marked "D"; and

21.1.2 this agreement constitutes an agreement valid and binding on the company and enforceable against it in accordance with its terms.

21.2 This agreement is entered into by the debenture holder relying on such warranties and representations, each of which is deemed to be material and to be a material representation inducing the debenture holder to enter into this agreement.

21.3 Each of the warranties and representations is separate and severable from the remaining warranties and representations and the waiver, fulfilment or abandonment of any one warranty or representation will not limit or otherwise adversely affect any other warranty or representation.

21.4 The generality of any one or more of the warranties or representations will not be restricted by the particularity of any other warranty or representation and *vice versa.*

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22. INDEMNITIES

22.1 Without prejudice to any of the rights of the debenture holder arising from any of the provisions of this agreement, the company indemnifies the debenture holder against all loss, liability, damage or expense (whether actual, contingent or otherwise) which the debenture holder may suffer as a result of or which may be attributable to a breach of any of the warranties and representations.

22.2 The debenture holder shall be deemed to have suffered a loss equivalent to the amount of any liabilities or claims against which it is indemnified in terms of clause 22.1.

23. RIGHT OF INSPECTION

23.1 The debenture holder shall be entitled to obtain such information in regard to the company and any other entity in the group for the time being as it deems relevant to its interests as a debenture holder through the auditors and, for that purpose, the auditors may inspect the books, records and documents of the company and all or any of the other entities in the group and take extracts therefrom. The company shall afford, and shall procure that all other entities in the group afford, all such assistance and access to the auditors as the debenture holder or the auditors may reasonably deem requisite.

23.2 For purposes of clarity, it is recorded that clause 23.1 only permits the auditors to divulge to the debenture holder information affecting and/or prejudicial to its interests as a debenture holder pursuant to any of the provisions of this agreement or to any dispute arising therefrom.

23.3 The debenture holder shall not be entitled to divulge to any third party the information disclosed to it by the auditors as contemplated in clauses 23.1 and/or 23.2.

24. CONFLICT WITH MEMORANDUM AND/OR ARTICLES OF ASSOCIATION

24.1 In the event of a conflict or inconsistency between the provisions of this agreement and any provision contained in the Memorandum or Articles of Association of the company from time to time:-

24.1.1 the provisions of this agreement shall prevail; and

24.1.2 The debenture holder may require such documents to be amended to remove such conflict or inconsistency; and

24.1.3 the company shall, forthwith after such requisition contemplated in clause 24.1.2, expeditiously amend its Memorandum and Articles of Association accordingly.

25. BREACH

Should the debenture holder or the company ("defaulting party") commit a material breach of any material provision of this agreement and fail to remedy such breach within 3 (three) days after receiving written notice from the other party ("aggrieved party") requiring the defaulting party to do so, then the aggrieved party shall be entitled, without prejudice to its other rights in law, to cancel this agreement or to claim specific performance of all of the defaulting party's obligations whether or not due for performance, in either event without prejudice to the aggrieved party's right to claim damages.

26. DOMICILIUM AND NOTICES

26.1 The parties choose *domicilium citandi et executandi* ("*domicilium*") for the purposes of giving any notice, the payment of any sum, the service of any process and for any other purpose arising from the agreement as follows:

26.1.1 Debenture holder:
12 – 14 Klaassens Road, Bishopscourt, Cape Town
Fax no.: 021 797 9022
Contact: Gareth Griffiths

26.1.2 the company:
c/o Orman and Associates

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39 Ocean View Drive
Green Point, 8005
Fax no.: 021 434 9100
Contact: Wilfred Orman and R L Ncwana

26.1.3 Ikamva:
"The Gardens", Groote Schuur Estates, Main Road, Rondebosch, 7700
Fax no: 021 797 4703
Contact: Sharif Pandor

26.1.4 Itsuseng:
213 Oxford Place, corner 57 Smits Road, Dunkeld, Johannesburg, 2001.
Fax no:
Contact:

26.1.5 Newline:
213 Oxford Place, corner 57 Smits Road, Dunkeld, Johannesburg, 2001.
Fax no:
Contact:

26.1.6 Umoya:
11 Ayton Road, Rondebosch, 7700:
Fax no:
Contact:

26.2 Each of the parties shall be entitled from time to time by written notice to the other to vary its *domicilium* to any other address within the Republic of South Africa, which is not a post office box or *poste restante*.

26.3 Any notice required or permitted to be given in terms of this agreement shall be valid and effective only if in writing.

26.4 Any notice given and any payment made by one party to the other "the addressee" which :-

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26.4.1 is delivered by hand during the normal business hours of the addressee at the addressee's *domicilium* for the time being shall be presumed, until the contrary is proved, to have been received by the addressee at the time of delivery;

26.4.2 is posted by prepaid registered post from an address within the Republic of South Africa to the addressee at the addressee's *domicilium* for the time being, shall be presumed, until the contrary is proved, to have been received by the addressee on the 7th (seventh) day after the date of posting;

26.4.3 is transmitted by telefax shall be deemed (in the absence of proof to the contrary) to have been received within 1 (one) hour of transmission where it is transmitted during normal business hours of the receiving instrument and within 2 (two) hours of the commencement of the following business day where it is transmitted outside those business hours.

27. ARBITRATION

27.1 Any dispute arising from or in connection with this agreement or the termination thereof shall, at the request of any party to the dispute, be finally resolved in accordance with the rules of the Arbitration Foundation of South Africa ("AFSA") by an arbitrator or arbitrators agreed to between the parties to the dispute and failing such agreement within three days of a request therefor by any party, appointed by AFSA.

27.2 The arbitration shall take place in Cape Town.

27.3 Notwithstanding anything to the contrary contained in this clause 27, any party shall be entitled to apply for, and if successful, be granted, an interdict from any competent court having jurisdiction.

27.4 For the purposes of clause 27.3 and for the purposes of having any award made by the arbitrator/s being made an order of court, each of the parties hereby submits themselves to the Cape of Good Hope Provincial Division of the High Court of South Africa.

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27.5 This clause 27 is severable from the rest of this agreement and shall, notwithstanding the termination of this agreement, remain in full force and effect.

28. SUSPENSIVE CONDITIONS

This agreement is subject to the suspensive conditions that on or before the signature date, all of the parties to the put option agreement, deed of pledge and cession and the designated agreements enter into such agreements and such agreements become unconditional in accordance with their terms.

29. GENERAL

29.1 This document constitutes the sole record of the agreement between the parties in regard to the subject matter thereof.

29.2 No addition to, variation or cancellation of this agreement or waiver of any of the terms of this agreement shall be of any force or effect unless in writing and signed by or on behalf of the relevant parties.

29.3 No indulgence which either party ("the grantor") may grant to the other ("the grantee") shall constitute a waiver of any of the rights of the grantor, who shall not thereby be precluded from exercising any rights against the grantee which may have arisen in the past or which may arise in the future.

30. COSTS

30.1 The company shall pay the costs of and incidental to the negotiation, preparation, drawing and execution of this agreement.

30.2 The company shall bear and pay all stamp duty and other charges of and incidental to the issue of the debentures and all other duties and costs incurred in regard to the creation of the debentures.

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AF

31. BRIDGING ASSISTANCE BY JCI ON BEHALF OF THE COMPANY PENDING ACTUAL ADVANCE OF FUNDS ON SUBSCRIPTION FOR DEBENTURES

31.1 It is recorded that the JCI has as at the date of this agreement advanced the amount of R43 958 310,00 (forty three million nine hundred and fifty eight thousand three hundred and ten Rand) plus those amounts reflected in clause 31.1.5 on its own behalf despite the terminology applied in the financing agreement to various recipients in fulfilment of the company's obligations in terms of the financing agreement which sum has been utilised as follows:

31.1.1 R3 000 000,00 (three million Rand) was paid on 11 August 2003 as a deposit to Sonnenberg Hoffman Galombik attorneys on behalf of Anglo South Africa Capital (Pty) Ltd on account of the purchase price of the first transaction;

31.1.2 the payment of a commitment fee of R7 000 000,00 (seven million Rand) on 30 September 2003, which amount is held in a trust account at Mallinicks attorneys;

31.1.3 R2 000 000,00 (two million Rand) has been deposited into a trust account at Mallinicks Inc to meet pre-acquisition costs as defined in the financing agreement concluded between the company and Citation Holdings S.A. (the "financing agreement")

31.1.4 a further sum of R2 000 000,00 (two million Rand) in respect of pre-acquisition costs;

31.1.5 those amounts reflected in appendix E, initialled by the debenture holder for purposes of identification, representing further amounts advanced by the debenture holder in respect of pre-acquisition costs which amount the company acknowledges having been paid and which amounts are deemed to have been utilised on behalf of the company unless otherwise proven;

31.1.6 the balancing sum of R30 000 000,00 (thirty million Rand) (the "balancing sum") currently held in a trust account at Mallinicks will be paid to Sonnenberg Hoffmann Galombik on account of the purchase price on the closing of the first transaction.

31.2 In terms of the financing agreement, being one of the designated agreements hereto, the company is under certain circumstances, entitled to receive payment of:

31.2.1 R3 000 000,00 (three million Rand) as contemplated in clause 31.1.1;

31.2.2 R2 000 000,00 (two million Rand) as contemplated in clause 31.1.3;

31.2.3 a coupon of R5 000 000,00 (five million Rand);

31.2.4 any additional pre-acquisition costs paid by the company above the sum of R2 000 000,00 (two million Rand) referred to in clause 31.2.2;

31.2.5 the commitment fee of R7 000 000,00 (seven million Rand) contemplated in clause 4.1.3 of the finance agreement.

31.3 The amounts referred to in clauses 31.2.1 to 31.2.5 above are for the purposes of this clause 31, together referred to as the "JCI Advance" and together with the balancing sum in clause 31.1.6, have been advanced by JCI to the recipient on JCI's own behalf.

31.4 Notwithstanding clause 31.1.3, should the company come into possession of any or all of the JCI Advance and/or the balancing sum or any other amount referred to in this clause 31 by virtue of the financing agreement or for any other reason, the company hereby warrants and undertakes to JCI that it shall immediately upon receipt of any amount comprising the JCI Advance or the balancing sum, pay such amount directly to JCI, without withholding, deduction or set-off and the company furthermore waives to and in favour of JCI any right to claim any beneficial entitlement to any amount comprising the JCI Advance or the balancing sum.

31.5 Any claim to the JCI Advance or the balancing sum which might be proven to be a claim of the company in terms of the financing agreement or for any other reason, is in any event ceded irrevocably to JCI.

31.6 Should JCI elect to advance some or all of the aforementioned sums to the company, such advance shall occur against subscription by JCI for the debentures to be issued in terms of this agreement.

32. NOMINATION

32.1 JCI shall have the right to nominate a third party as the debenture holder. Such right shall be exercised in writing within 3 (three) months of the date of JCI's signature of this agreement (the "3 (three) month period"), in which event the following provisions will apply.

32.2 The third party shall pass the necessary resolutions accepting such nomination and agreeing to be bound by all the terms and conditions contained herein, such resolutions to be passed and delivered to the company within the said 3 (three) month period. If the third party fails to confirm, ratify and adopt this agreement then JCI shall become the debenture holder and be bound by all the terms and conditions contained herein.

32.3 The debenture holder's right of nomination shall include the right to nominate more than one company as the debenture holder.

32.4 The liability of the nominees, if more than one, to the company for all obligations arising out of this agreement shall be joint and several and *in solidum*.

33. GOVERNING LAW

This agreement shall be governed by and construed in accordance with the laws of the Republic of South Africa.

DATED AT ON THIS THE 9 DAY OF JANUARY 2004

AS WITNESSES:

1. ....

2. ....

For and on behalf of

JCI LIMITED
being duly authorised thereto

Mallinicks Attorneys

AF L.N

DATED AT ON THIS THE DAY OF 2004

AS WITNESSES:

1. ....

2. ....

For and on behalf of

KOVACS INVESTMENTS 608 (PTY) LIMITED
being duly authorised thereto

DATED AT ON THIS THE DAY OF 2004

AS WITNESSES:

1. ....

2. ....

For and on behalf of

S. P.

IKAMVA INVESTMENT HOLDINGS (PTY) LTD
being duly authorised thereto

DATED AT ON THIS THE DAY OF 2004

AS WITNESSES:

1. ....

2. ....

For and on behalf of

ITSUSENG INVESTMENTS (PTY) LTD
being duly authorised thereto

DATED AT ON THIS THE 6 DAY OF JANUARY 2004

AS WITNESSES:

1. ....

2. ....

For and on behalf of

NEWLINE INVESTMENTS 120 (PTY) LTD
being duly authorised thereto

DATED AT ON THIS THE DAY OF 2004

AS WITNESSES:

1. ....

2. ....

For and on behalf of

UMOYA HOLDINGS(PTY) LIMITED
being duly authorised thereto

APPENDIX A

DEED OF PLEDGE AND CESSION

15

33100002546

Colin/Tray/Agmts/Boschendal/Kovacs/Debenture/
CA/cj/139559
07 October 2004 (1d)

SECOND AMENDING AGREEMENT TO THE DEBENTURE SUBSCRIPTION AGREEMENT

amongst

JCI LIMITED OR NOMINEE

and

UMOYA HOLDINGS (PROPRIETARY) LIMITED

and

ITSUSENG INVESTMENTS (PROPRIETARY) LIMITED

and

NEWLINE INVESTMENTS 120 (PROPRIETARY) LIMITED

and

IKAMVA INVESTMENT HOLDINGS (PROPRIETARY) LIMITED

and

KOVACS INVESTMENTS 608 (PROPRIETARY) LIMITED

Initial each page (signatory and 2 x witnesses)

MALLINICKS
ATTORNEYS

Telephone +27 21 410 2200
Fax +27 21 410 9000

3rd Floor Granger Bay Court
Beach Road, V&A Waterfront
Cape Town 8001
PO Box 3667 Cape Town 8000

WHEREBY IT IS AGREED AS FOLLOWS :

3310000254З

1. INTERPRETATION AND PRELIMINARY

The headings of the clauses in this agreement are for the purpose of convenience and reference only and shall not be used in the interpretation of nor modify nor amplify the terms of this agreement nor any clause hereof. Unless a contrary intention clearly appears:

1.1 "debenture subscription agreement" means the agreement entered into in writing by and between JCI Ltd or Nominee, Umoya Holdings (Pty) Ltd, Itsuseng Investments (Pty) Ltd, Newline Investments 120 (Pty) Ltd, Ikamva Investment Holdings (Pty) Ltd and Kovacs Investments 608 (Pty) Ltd dated 6 January 2004 and the first amending agreement;

1.2 "first amending agreement" means the amending agreement to the debenture subscription agreement entered into in writing by and between JCI Ltd or nominee, Umoya Holdings (Pty) Ltd, Itsuseng Investments (Pty) Ltd, Newline Investments 120 (Pty) Ltd, Ikamva Investment Holdings (Pty) Ltd and Kovacs Investments 608 (Pty) Ltd dated 8 April ~~2004~~ 2005 amending the debenture subscription agreement;

1.3 "second amending agreement" refers to the agreement recorded in this document;

1.4 terms defined in the debenture subscription agreement shall bear the same meaning in this second amending agreement.

2. RECORDAL

2.1 The parties to this second amending agreement have agreed to amend the debenture subscription agreement to remedy certain omissions from and errors contained in clause 31 thereof, to correctly reflect the intention of the parties to the debenture subscription agreement at the signature date.

3. AMENDMENTS

With effect from the signature date, the debenture subscription agreement is amended as follows:

3.1 by amending clause 31.2 of the debenture subscription agreement by adding a new clause 31.2.6 as follows:

"R1 250 000 (one million two hundred and fifty thousand Rand) as a raising fee contemplated in clause 8.3 of the financing agreement;

3.2 by amending clause 31.2.5 of the debenture subscription agreement by deleting the word "finance" in line 2 and replacing it with the word "financing";

3.3 by amending clause 31.3 of the debenture subscription agreement by deleting the word "recipient" in line 4 and replacing it with the word "company"; and

3.4 by amending clause 31.4 of the debenture subscription agreement by deleting the reference to "clause 31.1.3" in line 1 and replacing it with a reference to "clause 31.3".

4. EXECUTION IN COUNTERPARTS

This amending agreement may be executed in several counterparts, each of which shall together constitute one and the same instrument.

SIGNED by the parties and witnessed on the following dates and at the following places respectively:

DATED at JOHANNESBURG on this the 12th day of AUGUST 2005.

AS WITNESSES:

1. ....

2. ....

For and on behalf of

JCI LIMITED or nominee
being duly authorised thereto

DATED at on this the day of 2005.

AS WITNESSES:

1. ....

2. ....

For and on behalf of

UMOYA HOLDINGS (PTY) LIMITED
being duly authorised thereto

DATED at on this the day of 2005.

AS WITNESSES:

1. ....

2. C. ....

For and on behalf of

ITSUSENG INVESTMENTS (PTY) LTD
being duly authorised thereto

DATED at on this the day of 2005.

AS WITNESSES:

1. ....

2. ....

For and on behalf of

NEWLINE INVESTMENTS 120 (PTY) LTD
being duly authorised thereto

DATED at on this the day of 2005.

AS WITNESSES:

1. C. ....

2. ....

For and on behalf of

IKAMVA INVESTMENT HOLDINGS (PTY) LTD
being duly authorised thereto

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Mallinicks Attorneys

DATED at on this the day of 2005.

AS WITNESSES:

1. ....

2. ....

For and on behalf of

KOVACS INVESTMENTS 608 (PTY) LIMITED
being duly authorised thereto

Exhibit 29

MEMORANDUM OF AGREEMENT

entered into between:

JCI LIMITED
("JCI")

and

KOVACS INVESTMENTS 608 (PTY)LTD
("KOVACS")

and

ITSUSENG INVESTMENTS (PTY)LTD
("ITSUSENG")

1. **INTERPRETATION**

In this contract:

1.1 words importing any one gender shall include the others;

1.2 words importing the singular shall include the plural and vice versa;

1.3 reference to a natural person shall include a legal person and/or an association of persons and vice versa.

2. **DEFINITIONS**

The following words and expressions shall, unless the context clearly otherwise indicates, have the allocated meanings:

2.1	**ADDITIONAL DEBENTURES:**		Means the 5 310 (five thousand three hundred and ten) secured cumulative convertible redeemable debentures with a nominal value of R 5 000-00 (five thousand rand) each of KOVACS which shall be issued to JCI or its nominee in terms hereof.
2.2	**AGREEMENT**	:	The Agreement recorded in this document.
2.3	**BOSCHENDAL**	:	Means Boschendal (Pty) Ltd, registration number 2002/023534/07.
2.4	**CITATION**	:	Citation Holdings SA, registration number B17 438, a Company duly registered and incorporated in Luxembourg
2.5	**DEBENTURE AGREEMENT**	:	The debenture subscription agreement concluded inter alia between JCI, Itsuseng Investments (Pty)Ltd, Newline Investments 120 (Pty)Ltd, Ikamva Investment Holdings (Pty)Ltd and KOVACS on 6 January 2004.
2.6	**DEBENTURES**	:	Means the 12 000 (twelve thousand) secured cumulative convertible redeemable debentures with a nominal value of R 5 000-00 (five thousand rand) each of KOVACS which have been allotted and issued to JCI Investment Finance (Pty) Ltd on the terms as set out in the DEBENTURE AGREEMENT.

2.7	**DEED OF PLEDGE AND CESSION**	:	Means the deed of pledge and cession *In securitatem debiti* concluded between JCI and Itsuseng Investment Holdings (Pty) Ltd on 6 January 2004.
2.8	**FIRST TRANCHE**	:	Means 26 345 (twenty six thousand three hundred and forty five) shares in the capital of Boschendal and Purple Plum.
2.9	**FIRST LOAN AMOUNT**	:	Means the amount of R 2 742 760-00 advanced to KOVACS on the terms set out hereunder.
2.10	**ITSUSENG**	:	Means Itsuseng Investments (Pty) Ltd registration number 2002/031740/07.
2.11	**JCI**	:	Means JCI Limited, registration number 1894/000854/06.
2.12	**PARTIES**	:	Means JCI and KOVACS.
2.13	**PURPLE PLUM**	:	Means Purple Plum Properties (Pty) Ltd, registration number 2002/014687/07.
2.14	**RESOLUTIONS**	:	Resolutions by the boards of directors of KOVACS, necessary to give effect to this agreement.
2.15	**ROCKETSHIP**	:	Means Rocketship Properties (Pty) Ltd, registration number 2003/027715/07.
2.16	**ROCKETSHIP LOAN**	:	Means R 10 000 000-00 of the loan account that ROCKETSHIP has/had against BOSCHENDAL.
2.17	**SECOND LOAN AMOUNT**	:	Means the additional amount of R 23 809 347-50 advanced to KOVACS on the terms set out hereunder.
2.18	**SECOND TRANCHE**	:	Means 76 000 (seventy six thousand) shares in the capital of Boschendal and Purple Plum.

3. PREAMBLE

3.1 KOVACS has prior to the conclusion hereof issued the DEBENTURES to JCI Investment Finance (Pty) Ltd.

3.2 It is the intention of the parties not to alter or supplement the DEBENTURE AGREEMENT, THE DEED OF PLEDGE AND CESSION or any other security provided in pursuance thereof in any manner, by concluding this AGREEMENT unless expressly done.

3.3 In order to purchase THE FIRST TRANCHE FROM CITATION and SECOND TRANCHE together with the ROCKETSHIP LOAN from ROCKETSIP, KOVACS required the FIRST LOAN AMOUNT and the SECOND LOAN AMOUNT, respectively.

3.4 JCI has agreed to advance these amounts to KOVACS subject to the terms and conditions contained herein.

4. SUBSCRIPTION

4.1 As soon as reasonably possible after signature of the AGREEMENT, JCI or its nominee shall subscribe for the ADDITIONAL DEBENTURES.

4.2 KOVACS shall, against receipt of the SECOND LOAN AMOUNT issue, allot and deliver the ADDITIONAL DEBENTURES to JCI or its nominee.

5. INCORPORATION BY REFRENCE

5.1 Clauses 1.2.6, 1.2.17, 1.2.20, 1.2.21, 1.2.25, 1.2.26, 1.2.33, 4, 5, 9, 10, 11, 12, 13, 14, 15, 16, 18, 19, 20, 23, 24, 25, 27 and 32 of the DEBENTURE AGREEMENT and any other definition contained therein, required to interpret any of the above clauses shall apply to this Agreement mutatis mutandis as if included herein.

5.2 The DEED OF PLEDGE AND CESSION is incorporated herein in totality, save for the following:

5.2.1 The security provided for therein shall be extended to KOVACS' obligations in terms hereof; and

5.2.2 All obligations and undertakings of KOVACS and ITSUSENG in terms of the DEED OF PLEDGE AND CESSION shall be extended to the date when all the obligations of KOVACS to JCI in terms of the DEBENTURE AGREEMENT and this AGREEMENT have been paid in

full.

5.2.3 Simultaneously with signature hereof, ITSUSENG and KOVACS undertake to deliver to JCI an irrevocable undertaking (in the form annexed hereto as annexure "A") a certified resolution passed by the directors of KOVACS authorizing the grant of the undertakings herein contained, in a form satisfactory to JCI.

6. WARRANTIES

KOVACS hereby give to JCI the following warranties, which warranties are effective as at the date of signature hereof and will remain effective until the all the ADDITIONAL DEBENTURES have been redeemed –

6.1 KOVACS has the legal capacity and has taken all necessary corporate action required to empower and authorize it to enter into and implement this AGREEMENT on the terms and conditions set out herein, as evidenced by the Board of Directors resolution annexed hereto and marked "B";

6.2 The ADDITIONAL DEBENTURES are free of any pledge, lien, hypothec, notarial bond or any encumbrance whatsoever and free of any security interests or right of retention and no agreement has been entered into which may give rise to it being thus encumbered;

6.3 No person has any right of option or allotment in respect of the ADDITIONAL DEBENTURES and no right nor any call, lien or any other encumbrance exists in respect thereof.

6.4 KOVACS is not liable, whether actually, contingently or otherwise and whether as surety, co-principal debtor, guarantor, delagatee or indemnitor, for the liabilities of any third party;

6.5 KOVACS shall at all times have fully complied with the provisions of the Income Tax Act No. 58 of 1962 ("the Income Tax Act") and all proper tax returns (including without limitation PAYE and SITE returns) required to be returned shall have been made by it in respect of all periods from the date of its incorporation and all provisional and other taxes shall have been paid as at the due date thereof in compliance with the provisions of the Income Tax Act. KOVACS will not be liable for any taxation or penalties in respect of any assessment including any estimated, revised or additional assessment arising from any transaction, matter, thing, act or omission which took place at any time or times;

6.6 KOVACS shall at all times have fully complied with the provisions of the Value Added Tax Act No 89 of 1991 ("the VAT Act"), the Unemployment Insurance Contributions Act No. 4 of 2002 ("the UIF Act"), and the Skills Development Levies Act No. 9 of 1999 ("the SDL Act") and all returns and

declarations required to be furnished shall have been furnished by KOVACS;

6.7 No dividend or other distribution under the Companies Act has been made or declared or paid by KOVACS and KOVACS has not bought back or offered to buyback any of its shares;

6.8 KOVACS has no liabilities, contingent or otherwise than its obligations to JCI and or JCI Investment Finance (Pty) Ltd.

7. NEGATIVE COVENANTS

Notwithstanding anything to the contrary contained in KOVACS' memorandum, articles of association or any shareholders agreement, no resolution shall be passed or action taken by KOVACS in regard to the matters contained in this clause without the prior written consent of JCI:-

7.1 Any change in the main business of KOVACS to anything other than the holding of Shares in or the provision of loans to BOSCHENDAL.

7.2 The pledging, hypothecating or encumbering of the shares in BOSCHENDAL held by KOVACS.

7.3 The restructuring / increase / decrease or variation of KOVACS' loan account against BOSCHENDAL.

8. DOMICILIUM

8.1 The parties choose as their domicilia citandi et executandi for all purposes under this contract, whether in respect of court process, notices or other documents or communications of whatsoever nature, the respective addresses as set out below:

8.1.1 JCI LIMITED

10 Benmore Road
Sandton

8.1.2 **KOVACS**

____

____

____

____

8.1.3 **ITSUSENG**

Nelson Mandela Square

West Tower

Floor 4

Suite 402

Sandton

8.2 for the giving of postal notices, the postal address;

8.3 for delivery by hand and for the service of any court process, the physical address.

8.4 Any notice or communication required or permitted to be given in terms of this contract shall be valid and effective only if in writing.

8.5 Any party may by notice to the other party change its domicilium citandi et executandi to another physical address in the Republic of South Africa provided that such change shall become effective only on the 7th (seventh) day after receipt of the notice.

8.6 Any notice given, If transmitted by facsimile shall be deemed to have been received by the addressee 1 (one) business day after despatch.

8.7 Notwithstanding anything to the contrary herein contained a written notice or communication actually received by a party shall be an adequate written notice or communication to it notwithstanding that it was not sent to or delivered at the chosen domicilium citandi et executandi.

9. **NON-WAIVER**

9.1 No delay in enforcing any rights hereunder shall be deemed to be a waiver of such rights by any party entitled to enforce same, nor shall any act or omission by it preclude or estop it from exercising any rights enjoyed by it in terms hereof.

9.2 No waiver given by any party to the other parties or vice versa shall be valid unless given in writing and any such waiver shall be construed strictly as relating to the matter in respect whereof it is given.

10. **ENTIRE AGREEMENT**

10.1 This contract constitutes the entire agreement between the parties related to the ADDITIONAL DEBENTURES and there is no collateral agreement or understanding between the parties relating to the subject matter which is not set forth or referred to herein.

10.2 No consensual cancellation, variation or modification of the terms and conditions of this contract shall be binding on a party unless reduced to a written agreement signed by or on behalf of all the other parties.

10.3 In the event that any provision, stipulation or combination thereof as contained in this contract, is illegal or invalid for any reason whatsoever, such stipulation will be regarded as pro non scripto and the remaining provisions of this contract shall not be invalidated as a result thereof and shall remain of full force and effect.

SIGNED AT .... THIS DAY OF OCTOBER 2008

AS WITNESSES:

1. ....

2. ....

JCI LIMITED

SIGNED AT Boschendal **.. THIS DAY OF OCTOBER 2008**

AS WITNESSES:

1. ....

9

2. ....

KOVACS

SIGNED AT .... THIS DAY OF OCTOBER 2008

AS WITNESSES:

1. ....

ITSUSENG INVESTMENTS (PTY)LTD

2. ....

ANNEXURE A

IRREVOCABLE UNDERTAKING

We, Kovacs Investments 608 (Proprietary) Limited ("Kovacs"):-

1. As continuing security for the obligations which Kovacs may owe or incur to JCI Investment Finance (Pty) Ltd and / or any other nominee of JCI Limited arising from or pursuant to the provisions of the Memorandum of Agreement in terms of which 5310 additional debentures are issued to JCI Limited or its nominee, we acknowledge being aware of the deed of pledge which and the extension thereof; and

2. irrevocably undertake to give effect to the deed of pledge and, in particular, to register any transfer of any shares in the company which may be required pursuant to the pledge.

SIGNED at on this day of 2008

AS WITNESSES:

1. ....

2. ....

For and on behalf of

KOVACS INVESTMENTS 608
(PTY) LTD

D

KOVACS INVESTMENTS 608 (PROPRIERTARY) LTD,
REGISTRATION NUMBER 2003/015125/07
("The Company")

RESOLUTION OF DIRECTORS

To acquire 60% of Rocketship shares in offering and to amend the debenture and finance agreement between JCI and Kovacs.

Resolve that:

1. Kovacs exercise its pre-emptive rights with regard to the offer of Rocketship shares (8.51%) for a consideration of R 23,775,000 and that the debenture and finance agreement be amended accordingly.
2. A C Nissen in his capacity as Director, be authorised to sign all the necessary documentation.

A C Nissen	L R Nowana
17/10/08	20/10/08
Date	Date

1094

Exhibit 30

SHAREHOLDER AGREEMENT

amongst

THE TRUSTEES FOR THE TIME BEING OF THE DUDLEY TRUST

BOSCH TRADING LIMITED

CITATION HOLDINGS S.A.

KOVACS INVESTMENTS 608 (PROPRIETARY) LIMITED

ROCKETSHIP PROPERTIES (PROPRIETARY) LIMITED

THE TRUSTEES FOR THE TIME BEING OF THE HAROLD JOHNSON FAMILY TRUST

BOSCHENDAL LIMITED

DENEYS | REITZ ATTORNEYS

TABLE OF CONTENTS

SHAREHOLDERS AGREEMENT

1 PARTIES

1.1 THE TRUSTEES FOR THE TIME BEING OF THE DUDLEY TRUST

1.2 BOSCH TRADING LIMITED

1.3 CITATION HOLDINGS S.A.

1.4 KOVACS INVESTMENTS 608 (PROPRIETARY) LIMITED

1.5 ROCKETSHIP PROPERTIES (PROPRIETARY) LIMITED

1.6 THE TRUSTEES FOR THE TIME BEING OF THE HAROLD JOHNSON FAMILY TRUST

1.7 BOSCHENDAL LIMITED

2 INTERPRETATION

2.1 The headnotes to the clauses of this Agreement are for reference purposes only and shall in no way govern or affect the interpretation of nor modify nor amplify the terms of this Agreement nor any clause hereof.

2.2 Unless inconsistent with the context, the words and expressions set forth below shall bear the following meanings and cognate expressions shall bear corresponding meanings:

"Act"	the Companies Act, 1973;
"Agreement"	this shareholders' agreement;

"Auditors"	the auditors of the Company as appointed by the Shareholders from time to time;
"Board"	the board of Directors of the Company;
"Bosch Trading"	Bosch Trading Limited (Registration Number CR-129624), a company duly incorporated in accordance with the laws of the Cayman Islands;
"Business"	the business of acquiring, managing and developing the immovable properties and business collectively known as "Boschendal";
"Business Day"	any day other than a Saturday, Sunday or official public holiday in the Republic of South Africa;
"Business Plan"	the business plan of the Company as proposed by the Board and unanimously approved by the Shareholders annually or from time to time, comprising, *inter alia*, the annual budget for the Company, the projected profits for the Company, projects to be undertaken by the Company during a particular year and matters relating thereto;

"Citation"	Citation Holdings S.A. (Regestre Commerce No. B17438), a company duly incorporated in accordance with the laws of Luxembourg;
"Claims"	all claims by any Shareholder against the Company arising from Shareholders' loans;
"Company"	Boschendal Limited (Registration No. 2002/023534/06), a public company with limited liability incorporated in accordance with the laws of the Republic of South Africa;
"the Dudley Trust"	the trustees for the time being of the Dudley Trust, registered under the laws of the British Virgin Islands;
"Directors"	the directors of the Company from time to time;
"Entity"	shall mean any natural person, company, close corporation, partnership, trust, association for gain, sole proprietorship or any other vehicle, whether a legal person or not, by which business can be carried on;
"Equity"	in relation to any particular Shareholder, shall mean that Shareholder's holding of Shares and

	Claims;
"Expert"	the Auditors, or an independent South African merchant bank appointed in accordance with the provisions of clause 26;
"Holding Company" and "Subsidiary Company"	shall bear the meanings respectively assigned to those expressions in the Act;
"the Individual Shareholders"	collectively Francis Joseph Crothers, Mark Angus Barnes, Vaughan Grantland Bray, Clive Bruce Venning, Andrew Christoffel Nissen, Lunga Raymond Ncwana, Harold Johnson and James Dewar Fitzgerald;
"Johnson Trust"	the trustees for the time being of the Harold Johnson Family Trust (IT No 703/96);
"Kovacs"	Kovacs Investments 608 (Proprietary) Limited (Registration Number 2003/015125/07), a company duly incorporated in accordance with the laws of South Africa;
"Kovacs Financing Agreement"	the facilitation by Kovacs of finance for Citation of amounts required in excess of the sum of R120 million in terms of an agreement dated 12

	August 2003;
"Parties"	and the Company and "Party" shall, as the context requires be a reference to any one of them;
"Restructure"	the restructuring of the issued share capital of the Company to be executed in terms of a restructure agreement concluded contemporaneously with this Agreement;
"Rocketship"	Rocketship Properties (Proprietary) Limited (Registration Number 2003/027715/07), a company duly incorporated in accordance with the laws of South Africa;
"Shares"	shares of any class in the issued share capital of the Company;
"Shareholders"	collectively: 1. Dudley Trust; 2. Bosch Trading; 3. Citation; 4. Kovacs;

5. Rocketship

6. Johnson Trust and

7. the Individual Shareholders

and "Shareholder" shall as the context requires, the a reference to any one of them;

"Signature Date" the date of signature of the Party last signing this Agreement.

2.3 If any provision in a definition is a substantive provision conferring rights or imposing obligations on any Party, notwithstanding that it is only in the definition clause, effect shall be given to it as if it were a substantive provision of this Agreement.

2.4 Unless inconsistent with the context, an expression which denotes:

2.4.1 any gender includes the other genders;

2.4.2 a natural person includes an artificial person and *vice versa;*

2.4.3 the singular includes the plural and *vice versa.*

2.5 The schedules to this Agreement form an integral part hereof and words and expressions defined in this Agreement shall bear, unless the context otherwise requires, the same meaning in such schedules.

2.6 When any number of days is prescribed in this Agreement, same shall be reckoned exclusively of the first and inclusively of the last day unless the

last day falls on a day which is not a Business Day, in which case the last day shall be the immediately following Business Day.

2.7 In the event that the day for payment of any amount due in terms of this Agreement should fall on a day which is not a Business Day, then the relevant date for payment shall be the following Business Day.

2.8 Where figures are referred to in numerals and in words, if there is any conflict between the two, the words shall prevail.

2.9 Where any term is defined within the context of any particular clause in this Agreement, the term so defined, unless it is clear from the clause in question that the term so defined has limited application to the relevant clause, shall bear the same meaning ascribed to it for all purposes in terms of this Agreement, notwithstanding that that term has not been defined in this interpretation clause.

2.10 Any reference to an enactment in this Agreement is a South African enactment unless otherwise stated, and is to that enactment as at the Signature Date and as amended or re-enacted from time to time.

2.11 The rule of construction that the contract shall be interpreted against the Party responsible for the drafting or preparation of the Agreement, shall not apply.

2.12 The expiration or termination of this Agreement shall not affect such of the provisions of this Agreement as expressly provide that they will operate after any such expiration or termination or which of necessity must continue to have effect after such expiration or termination, notwithstanding that the clauses themselves do not expressly provide for this.

3 INTRODUCTION

3.1 The Company has been established as a vehicle to conduct the Business.

3.2 For this purpose the Parties have agreed to enter into this Agreement to govern the relationship between them.

4 STATUTORY MATTERS

Unless the Board otherwise resolves:

4.1 the name of the Company will be "Boschendal Limited", or such other name as may be agreed to by the Shareholders and may be acceptable to the Registrar of Companies;

4.2 the authorised share capital of the Company will be R1 000 divided into 10 000 000 ordinary Shares of 0.01 cent each and having those rights and conditions specified in this Agreement and the Company's Memorandum and Articles of Association;

4.3 the main objects and business of the Company will be the conducting of the Business;

4.4 the registered office of the Company will be 8th Floor, Southern Life Centre, 8 Riebeek Street, Cape Town, 8001;

4.5 the Auditors of the Company will initially be Ernst & Young and thereafter such other auditors as determined from time to time by the Shareholders;

4.6 the year end of the Company will be the end of June of each year;

4.7 the bankers of the Company will initially be Nedbank who shall be the primary bankers;

4.8 the secretary of the Company will initially be Arthur Schoeman or such other person appointed by the Board from time to time.

5 ISSUED SHARE CAPITAL

5.1 On completion of the Restructure the issued Shares of the Company will be held as follows:

5.1.1 413 793 Shares by Kovacs;

5.1.2 503 448 Shares by Citation;

5.1.3 141 379 Shares by Bosch Trading;

5.1.4 55 171 Shares by the Dudley Trust;

5.1.5 124 138 by the Johnson Trust;

5.1.6 141 379 by Rocketship Properties.

5.2 The Shareholders agree that, unless otherwise agreed to by them in writing or in terms of the Restructure Agreement:

5.2.1 neither the authorised nor the issued share capital of the Company will be increased, reduced or otherwise changed, nor shall the rights attaching to any Shares in the Company be changed in any manner, except as provided for herein;

5.2.2 should the issued share capital of the Company be increased at any time, the new Shares shall be issued in such manner as to maintain the proportions set out in clause 5.1 above.

5.3 Each individual Share shall rank *pari passu* in all respects.

6 APPOINTMENT AND MEETINGS OF DIRECTORS

6.1 Subject to the provisions of clause 6.2, the Board shall at all times consist of not more than ten Directors appointed as follows:

6.1.1 Kovacs and Citation will be entitled to appoint three (3) Directors, to remove any such Director and to replace any such Director who has been so removed or ceases for any other reason to be a Director;

6.1.2 Every other Shareholder (other than the Dudley Trust) will be entitled to appoint one Director, to remove such Director and to replace such Director who has been so removed or ceases for any other reason to be a Director; and

6.1.3 a further two independent non-executive directors to be appointed by the Board.

6.2 Any person appointed as a Director shall:

6.2.1 hold office until:

6.2.1.1 he shall have been removed therefrom by the Shareholder appointing him; or

6.2.1.2 he shall have resigned therefrom by notice in writing to the Company; or

6.2.1.3 he shall have been disqualified therefrom for any reason whatsoever;

6.2.2 not be required to hold any qualification Shares in the capital of the Company;

6.2.3 be entitled with the written consent of the Board to appoint an alternate Director to himself.

6.3 The appointment to or removal from the office of Director of any person or persons shall be made by notice in writing to the Company at its registered office for the time being and to the Shareholders and shall take effect immediately upon receipt of such notice.

6.4 Kovacs shall appoint one Director to act as Chairman of the Board.

6.5 No Chairman of the Board shall be entitled to a second or casting vote in addition to his deliberate vote as Director.

6.6 Directors resolutions in order to be of force and effect shall be approved by the majority vote of Directors (or their alternates) present and voting. Each Director shall be entitled to speak at any meeting of the Board and shall have one vote.

6.7 Save as determined by the Board, Directors shall not receive any fees for their services as Directors.

6.8 Subject to the provisions of clause 6.12, Board meetings shall be held at such times and at such places as the Directors may decide. Any Director shall have the right to convene a meeting of the Directors of the Company at any time upon 10 (ten) Business Days written notice to the other Directors and to the Company. The Directors may meet together for the

despatch of business, adjourn and otherwise regulate their meetings, as they think fit.

6.9 A quorum at all meetings of the Board shall consist of four Directors (or their alternates). If, within 30 (thirty) minutes after the time appointed for any meeting a quorum is not present, the meeting shall be dissolved and it shall stand adjourned to a date to be determined by the Directors present (which date shall not be earlier than 5 (five) Business Days and not later than 15 (fifteen) Business Days after the date of such meeting) at the same time and place (or if such place is not available at such other place as the Directors may appoint). If at such adjourned meeting a quorum is not present within 30 (thirty) minutes after the time appointed for the meeting, the Directors present in person or by proxy shall be a quorum.

6.10 A resolution in writing signed by all the Directors of the Company shall be as valid as if it had been passed at a meeting of the Board, duly held and constituted. Any such resolution may consist of several documents in like form, each signed by one or more of the signatories to the resolution. A resolution passed in terms of this clause 6.10 shall be entered in the Director's minute book and be noted at the next succeeding meeting of the Board. Any resolution referred to in this clause 6.10 shall be deemed to have been passed on the date it was signed by the Director last signing it.

6.11 Meetings of the Board and of all committees of the Board may be held by means of telephone, electronic or other communication facilities as permits all persons participating in the meeting to communicate with each other simultaneously and instantaneously.

6.12 The Directors shall, unless otherwise agreed between the Shareholders, meet at such premises as may be agreed to by the Directors from time to time and:

6.12.1 subject to the provisions of clause 6.12.2, not less than four times a year; and

6.12.2 whenever so required by any Party, on 10 (ten) Business Days notice in writing (exclusive of the day of receipt), to the Company at its registered office for the time being and to the other Parties to this Agreement, or on an urgent basis with the consent of three other directors;.

6.13 The secretary of the Company shall forward a copy of the agenda and all supporting documents (including the minutes of the previous meeting) to each of the Directors at least 5 (five) Business Days prior to a meeting of the Board. Notwithstanding the aforesaid, the secretary of the Company shall cause a copy of the minutes of any proceedings of the Board to be disseminated to all Directors, within 5 (five) Business Days of a resolution being adopted requesting the Directors to object in writing if any of them should be of the opinion that the minutes so disseminated are incorrect or inaccurate within a period of 10 (ten) Business Days whereafter if the secretary of the Company receives any such corrections, he shall again cause a copy of such minutes to be disseminated to all Directors *mutatis mutandis* in accordance with the preceding provisions of this clause 6.13 until no objections are received.

7 SHAREHOLDERS' MEETINGS

7.1 There shall be no quorum at a meeting of Shareholders of the Company unless a representative of Shareholders holding in total 95% of the Shares in the Company is present at the commencement and throughout the meeting.

7.2 If, within (30) (thirty) minutes after the time appointed for any meeting of Shareholders a quorum is not present, the meeting, if convened upon the

requisition of the Shareholders, shall be dissolved, and in any other case it shall stand adjourned to a date to be determined by the Directors (which date shall not be earlier than 5 (five) Business Days and not later than 15 (fifteen) Business Days after the date of the meeting being adjourned), at the same time and place (or if such place is not available at such other place as the Directors may appoint). If at such adjourned meeting a quorum is not present within 30 (thirty) minutes after the time appointed for the meeting, the Shareholder/s present in person or by representative, agent or proxy shall be a quorum and may conduct the business for which the meeting was called.

7.3 Kovacs shall elect one of its representatives to act as the chairman at every meeting of Shareholders of the Company. The chairman shall not be entitled to a second or casting vote in addition to his deliberative vote at a meeting of Shareholders of the Company.

7.4 Resolutions of Shareholders, other than special resolutions, shall be approved by Shareholders holding a majority of the Shares who are present at any meeting, in person or by representative, agent or proxy.

7.5 A resolution in writing signed by the representatives of all of the Shareholders (at the time entitled to receive notice of, to attend and to vote at a meeting), shall be as valid and effectual as if it had been passed at a meeting of Shareholders of the Company duly convened and held and the provisions of clauses, 6.10 and 6.11 shall apply *mutatis mutandis*.

7.6 The annual general meeting shall deal with and dispose of all matters prescribed by the relevant legislation, including the consideration of the annual financial statements, the appointment and remuneration of Auditors, and may deal with any other business laid before it.

8 MANAGEMENT OF THE COMPANY

8.1 The Company has appointed Trackstar Trading (Pty) Ltd as the manager of the project and Mr C.B. Venning as managing Director as agreed by the Directors, to conduct the day to day management of the Business of the Company. The powers and authority of the managing Director shall at all times be subject to such limitations, policies and strategies as laid down by the Shareholders from time to time.

8.2 The managing Director appointed in terms of clause 8.1 above shall not have the power to incur any expenditure of whatsoever nature on behalf of the Company, except in accordance with his delegated authority and a budget or Business Plan which has previously been approved by the Shareholders or in terms of a Shareholders resolution amending such budget or Business Plan from time to time.

8.3 The managing Director referred to in clause 8.1 above shall have such powers as are conferred on him by the Shareholders in writing, but subject to:

8.3.1 the Articles of Association of the Company;

8.3.2 the provisions of this Agreement; and

8.3.3 all relevant provisions of the Act.

9 DIVIDEND POLICY

9.1 The Shareholders shall procure that the Company shall declare and pay as much of its distributable profit in each of its financial years to Shareholders as a dividend only:

9.1.1 once all Shareholders' loans detailed in 13 below have been repaid, and

9.1.2 after taking into account its present and reasonably anticipated future requirements of working and expansion capital.

9.2 No provision of this clause 9 shall be interpreted as implying that the Company should pay any dividend out of borrowings.

10 ENTRENCHED PROVISIONS

10.1 The Shareholders shall procure that none of the Directors, officers or employees of the Company will have the authority to bind or commit the Company to any of the following resolutions or transactions in relation to the Company, nor will the Shareholders or their nominees take any steps of any nature to approve, authorise or permit the Company to become bound or committed to any such resolution or transaction (other than in accordance with the Restructure), and no such resolution shall be validly passed, unless such resolution or transaction will have been approved in advance by 90% (ninety percent) of the Shareholders: 75%

10.1.1 the increase, alteration or reduction of the issued and/or authorised share capital of the Company, including the allotment and issue of Shares in the Company and the authorisation to issue new share certificates of the Company;

10.1.2 the issue or allotment of capitalisation or bonus shares or debentures in the Company;

10.1.3 the alteration or amendment of the Memorandum and/or Articles of Association of the Company, subject to the provisions of clause 21;

10.1.4 payment of interest on Shareholder loans;

10.1.5 the delegation of Directors' powers to any committee or person except in the ordinary course of business;

10.1.6 the borrowing of moneys, the giving of any security for such borrowing, the making of loans to third parties and the variation of any material terms or conditions of such loans or security other than in the ordinary course of business;

10.1.7 the furnishing of any encumbrances over any assets or of any guarantees, suretyships, undertakings, indemnities or other forms of intercession for the obligations of third parties, save in the ordinary course of business;

10.1.8 the creation and modification of mortgages, liens or charges on the Company's assets, other than liens and hypothecs arising in the ordinary course of business;

10.1.9 the sale or transfer of the whole or a substantial part of the Business and/or assets of the Company;

10.1.10 the taking over or acquisition of the whole or a substantial part of the business of, or of any shares or interest in, any other company, mergers or amalgamations with other companies or businesses;

10.1.11 the dissolution, liquidation, discontinuance or winding-up of the business activities of the Company;

10.1.12 the material expansion or diversification of the business activities of the Company beyond those of the Business;

10.1.13 the sale, transfer or other disposal of, by one or more transactions or series of transactions (whether related or not), the whole or any part

of the Company's revenues or its assets, unless in the ordinary course of its business;

10.1.14 the sale, assignment, leasing, transfer or other disposition of any intangible assets such as goodwill, logos, names, trade marks, copyright, patents or licenses other than in the ordinary course of business;

10.1.15 the creation, implementation or granting of any share options of any nature whatsoever or the conclusion of any profit sharing arrangements in the Company;

10.1.16 the institution or defence of legal proceedings of any nature or the settlement of any claim in excess of R100 000,00 (one hundred thousand Rand) (unless the Board decides to the contrary) otherwise than in the ordinary course of the Business, provided that for the institution or defence of legal proceedings otherwise than in the ordinary course of the Business, the Company will require a Board resolution and, provided further that the Company shall notify each Shareholder immediately having regard to practical circumstances, if it institutes or defends legal proceedings of any nature, or if it settles any claim;

10.1.17 the issue of convertible debentures;

10.1.18 the establishment and implementation of or any material changes in the Company's financial policy (including but not limited to dividend declarations);

10.1.19 the acquisition or incorporation of any direct or indirect Subsidiary Companies;

10.1.20 the incurrence of any foreign exchange exposure, otherwise than in the ordinary course of the Business;

10.1.21 the creation of, or transfer to or from statutory reserves of the Company or reserves created by the Company;

10.1.22 the appointment, removal and powers and authority of any managing Director;

10.1.23 the approval of an annual Business Plan and any amendments thereto;

10.1.24 the appointment and removal of Auditors;

10.1.25 the opening and closure of any bank accounts;

10.1.26 the termination or variation of any material contract.

10.2 To the extent that any monetary amount is referred to in clause 10.1 above, the Shareholders may from time to time amend or change such amounts under any signature mandate or approved Business Plan.

11 ISSUES OF SHARES

No Shares shall be issued other than by way of a *pro rata* rights offer to the Shareholders at the time. If any Shareholder does not follow its rights, it shall be deemed to have renounced the same to the other Shareholders who do follow their rights in those proportions in which they may follow their rights. If any Shareholder does not have the finances to follow its rights that fact shall not of itself constitute unfairly prejudicial, unjust or inequitable conduct to that Shareholder.

12 FUNDING OF THE COMPANY

12.1 It is recorded that the Company has obtained funding from its bankers through the Kovacs Financing Agreement on certain terms and conditions prior to the Signature Date. However, if further funds are required by the Company, such further funding of the Company will be effected by means of third party loans with reference to the relevant operating budget of the Company from time to time as approved by the Shareholders and through Shareholders loans in accordance with the provisions of clause 13.

12.2 If, at any time, the Company wishes to obtain funding from a third party, and that third party requires suretyships, guarantees and/or indemnities to be given to it by the Shareholders, and if the Shareholders agree in writing to provide such suretyships, guarantees and/or indemnities, then the Shareholders shall only provide such suretyships, guarantees or indemnities in a form acceptable to the third party, provided that the liability for such suretyships, guarantees or indemnities shall be limited to the amount of the funding.

12.3 The Shareholders agree that in respect of any and all suretyships, guarantees or indemnities given by them under clause 12.2 above for the obligations of the Company to third parties, the Shareholders shall provide such suretyships, guarantees or indemnities in proportion to the number of Shares held by each Shareholder in the Company at the time of giving such suretyships, guarantees or indemnities.

12.4 The Shareholders agree that in respect of any and all suretyships, or guarantees or indemnities given by them in terms of clause 12.3 above for the obligations of the Company to third parties, notwithstanding that any such suretyships, or guarantees or indemnities may have been given jointly and severally, they will, as between themselves, be liable in respect of any claims under such suretyships, or guarantees or indemnities by

such third parties in proportion to the number of Shares held by each of the Shareholders in the Company at the time of giving such suretyships, or guarantees or indemnities, notwithstanding the terms and conditions of such suretyships, or guarantees or indemnities. The Shareholders accordingly indemnify and hold each other harmless against all and any claims instituted against any of the Shareholders under such suretyships, or guarantees or indemnities over and above their respective liabilities as set out herein. As security for such indemnity the Shareholders hereby cede and assign all right title and interest in and to their Claims to each other.

13 SHAREHOLDERS' LOANS

13.1 It is recorded that Bosch Trading, Kovacs, the Johnson Trust and Rocketship have advanced Shareholder loans to the Company. Such loans shall not bear interest unless so determined by the Board and approved by Shareholders in terms of 10.1.4 above.

13.2 Should the Shareholders resolve to make further loans to the Company, such loan accounts shall at all times be pro rata to the respective shareholdings of the Shareholders in the Company, subordinated to existing third party funding, and shall further be subject to such terms and conditions as are agreed upon between the Shareholders and the Company at the time of advancing the further funds.

13.3 The Shareholders loan accounts shall become immediately due and payable and shall be repaid on the passing of any resolution or the granting of any order (whether provisional or final):

13.3.1 placing the Company under judicial management; or

13.3.2 placing the Company into liquidation.

13.4 All payments in respect of the loan accounts by the Company to the Shareholders shall be made pro rata to each of the Shareholders in accordance with their shareholding from time to time in the Company.

13.5 Subject to clause 13.3 above, no loan account shall be called up by a Shareholder without the consent of the other Shareholders and no loan account may be repaid unless there are sufficient funds in the Company to do so, provided that if the Parties cannot agree whether there are sufficient funds in the Company to repay any loan account, the matter will be referred to an Expert for determination.

14 GOOD FAITH

14.1 The Parties shall at all times show to one another the utmost good faith in their dealings with each other, but such duty of good faith shall not:

14.1.1 constitute a partnership between any of the Shareholders;

14.1.2 constitute one Party to be the agent of another unless otherwise expressly agreed between them;

14.1.3 entitle a Shareholder to wind up the Company on the basis of that Shareholder's exclusion from participation in the affairs of the Company.

14.2 Each of the Parties undertake in good faith at all times to do all such reasonable things, perform all such reasonable actions and take all such reasonable steps as may be open to it and necessary for or incidental to the implementation of the terms and conditions of this Agreement.

13.4 All payments in respect of the loan accounts by the Company to the Shareholders shall be made pro rata to each of the Shareholders in accordance with their shareholding from time to time in the Company.

13.5 Subject to clause 13.3 above, no loan account shall be called up by a Shareholder without the consent of the other Shareholders and no loan account may be repaid unless there are sufficient funds in the Company to do so, provided that if the Parties cannot agree whether there are sufficient funds in the Company to repay any loan account, the matter will be referred to an Expert for determination.

14 GOOD FAITH

14.1 The Parties shall at all times show to one another the utmost good faith in their dealings with each other, but such duty of good faith shall not:

14.1.1 constitute a partnership between any of the Shareholders;

14.1.2 constitute one Party to be the agent of another unless otherwise expressly agreed between them;

14.1.3 entitle a Shareholder to wind up the Company on the basis of that Shareholder's exclusion from participation in the affairs of the Company.

14.2 Each of the Parties undertake in good faith at all times to do all such reasonable things, perform all such reasonable actions and take all such reasonable steps as may be open to it and necessary for or incidental to the implementation of the terms and conditions of this Agreement.

15 SHAREHOLDERS NOT TO BIND THE COMPANY

15.1 None of the Shareholders will have the ability, power or capacity independently to bind the Company in any way.

15.2 Each of the Shareholders undertakes that it will not seek to bind the Company in any way and each of the Shareholders respectively undertakes not to hold itself out at any time, to any third party as having the authority to bind the Company in any manner whatsoever.

16 FINANCIAL AND ADMINISTRATIVE SERVICES

16.1 The Shareholders shall procure as far as is possible that the financial policies of the Company shall be in accordance with Generally Accepted Accounting Practice applicable in the Republic of South Africa. These include policies as to:

16.1.1 the keeping of accounting records;

16.1.2 the preparation and format of strategic and management plans;

16.1.3 monthly financial and management reports.

17 PRE-EMPTIVE RIGHTS

17.1 Notwithstanding any provisions to the contrary in this Agreement and the Company's Memorandum or Articles of Association for the time being, and the Restructure, and unless otherwise agreed in writing by the Shareholders:

17.1.1 the Shareholders may not sell or otherwise dispose of or alienate or transfer any of their Equity save in accordance with the provisions of clause 17; and

17.1.2 each of the Shareholders may only sell or otherwise dispose of or alienate or transfer any of their Shares if, in one and the same transaction, it likewise sells, disposes of or alienates or transfers pro rata to the Shares sold, disposed of, alienated or transferred its Claims.

17.2 Subject to 12.4 no Shareholder shall be entitled to cede, pledge or otherwise encumber any of its Equity held by it from time to time.

17.3 If a Shareholder ("the Offeror") receives an offer for its Shares from a *bona fide* third party or otherwise wishes to dispose of its Equity it shall first offer in writing to sell its Equity to the other Shareholders ("the Offerees").

17.4 The Offeror's offer in terms of clause 17.3 shall:

17.4.1 be in writing and delivered to the Offerees;

17.4.2 remain open for acceptance by the Offerees for a period of 20 (twenty) Business Days after receipt;

17.4.3 be accompanied, where applicable, by:

17.4.3.1 a written memorandum of the consideration and all the other terms and conditions that have been offered to the Offeror orally; or

17.4.3.2 a true and complete copy of any written offer made to the Offeror (which sets out the consideration and all other terms and conditions of such offer),

by any *bona fide* third party in respect of the Equity which the Offeror wishes to accept, and which in either case must contain the

name of the *bona fide* third party, and in the case where the *bona fide* third party is an agent, the name of his ultimate principal (if any);

17.4.4 if there is a *bona fide* offer from a third party, be deemed to be for the consideration and subject to, *mutatis mutandis* the terms and conditions set out in the memorandum or written offer;

17.4.5 if there is no offer from a *bona fide* third party, shall state that fact and shall state the consideration and full terms and conditions upon which the Offeror wishes to sell its Equity;

17.4.6 be subject to the conditions that:

17.4.6.1 the Offeror's offer may be accepted by the Offerees only on the basis that all of the Equity offered is to be purchased;

17.4.6.2 unless the written offer referred to in clause 17.4.4 or the Offeror's referred to in clause 17.4.5 provides to the contrary:

17.4.6.2.1 a written cession of the Claims offered and accepted and delivery of the share certificates in respect of the Shares offered and accepted together with transfer forms in respect of such Shares duly completed in accordance with the Articles of Association of the Company shall be made to the Offeree within 5 (five) Business Days after acceptance of the Offeror's offer;

17.4.6.2.2 the consideration referred to in clause 17.4.5 shall be payable against delivery as set out in clause 17.4.6.2.1 above;

17.4.6.3 the consideration shall be for cash and be expressed only in the currency of the Republic of South Africa;

17.4.7 not be subject to any other terms and conditions.

17.5 Should the Offerees fail to accept the Offeror's offer in terms of **Error! Reference source not found.** in respect of all of the Equity offered, the Offeror shall be entitled to dispose of the Equity not accepted by the Offerees to:

17.5.1 the *bona fide* third party whose offer was disclosed in the Offeror's offer referred to in clause 17.4 provided that:

17.5.1.1 the Equity is transferred to the third party only at a price and on terms and conditions not more favourable to the third party than the price, terms and conditions set out in the Offeror's offer referred to in clause 17.4;

17.5.1.2 the third party commits himself to the remaining Shareholders in writing to be bound by the provisions of this Agreement; and

17.5.1.3 the third party agrees to purchase all the Equity which was offered by the Offeror in terms of clause 17.3;

17.5.2 if the Offeror's said offer disclosed that there was no *bona fide* third party Offeror in respect of the Equity, then to any third party.

18 COME ALONG

If Shareholders holding in aggregate 85% or more of the Shares ("the Offerees") at any time receive a *bona fide* arms length offer from an

unconnected third party ("the Offeror") which such Offerees are disposed to accept and after complying with the provisions of 17 above the remaining Shareholders have failed to purchase the Offerees' Equity which the Offeror wishes to acquire, then, on receipt of written notice from any one of the Offerees after the acceptance by them of the Offeror's offer, the remaining Shareholders shall be obliged to and shall be deemed to have sold all their Equity to the Offeror at the same price per Share and on the same terms *mutatis mutandis* as the Offerees have accepted in respect of their Equity.

19 PUBLICATIONS AND ANNOUNCEMENTS

The Parties record their intention that, wherever practically possible, no public announcement other than announcements which may be required in terms of applicable legislation or the rules of the JSE Securities Exchange South Africa will be made by the Company or by any of the Shareholders concerning the Company without the prior approval of a simple majority of Shareholders.

20 DEEMED OFFERS

20.1 Notwithstanding any of the provisions for the time being of the Company's Memorandum and Articles of Association, if a Shareholder ("the Liquidated Shareholder") is liquidated, sequestrated or placed under judicial management, whether provisionally or finally, or attempts to enter into any general compromise, composition or arrangement with its creditors, then the Shareholder shall be deemed, on the day prior to that on which the event takes place, to have offered to sell its Equity to the remaining Shareholder upon the same terms and conditions, *mutatis mutandis*, set out in clause in 17.4, save that:

20.1.1 the price of the Equity shall be an amount equal to the fair market value of the subject Equity determined by an Expert who shall apply the provisions of clause 22 below in arriving at his determination.

20.1.2 the purchase price shall be payable against delivery of the relevant subject Shares in negotiable form and a written cession of the Claims to the purchaser thereof; and,

20.1.3 the period of acceptance shall be 20 (twenty) Business Days after receipt by the Offeree of the determination of the Expert;

20.2 The Liquidated Shareholder hereby constitutes the remaining Shareholder with power of substitution on its behalf to sign and complete all forms, declarations, agreements and the like that may be necessary or desirable to give effect to any acts referred to in clause 20.1.

21 ARTICLES OF ASSOCIATION

21.1 To the extent that the provisions of the Articles of Association of the Company may conflict with or fail to record the provisions of this Agreement:

21.1.1 any Shareholder may require the Articles of Association of the Company to be amended accordingly; and

21.1.2 the Shareholders shall vote in favour of all resolutions of the Company necessary to amend the Articles of Association of the Company in terms of clause 21.1.1.

21.2 Without detracting from the provisions of clause 21.1, to the extent that the provisions of this Agreement may conflict with the provisions of the Company's Articles of Association, the provisions of this Agreement shall take precedence and shall be given effect to accordingly by the Shareholders to the extent that it is legally possible.

22 DETERMINATION OF VALUE OF EQUITY

In the valuation of the Equity of a Shareholder as provided for in this Agreement, the Expert will take into account *inter alia,* the following principles:

22.1 the value of the Shares of a relevant Shareholder must be the market value of the Shares for the purpose of buying and selling;

22.2 the Expert will not take into account any potential disadvantage that the Company may suffer due to the loss of the contribution of the particular Shareholder to the Company;

22.3 the Expert will, in the determination of the value of the Equity of a Shareholder, allow the Shareholders an opportunity to make a representation to the Expert in respect of the deemed value of the said Shares;

22.4 the Expert will be obliged to disclose to the Shareholders the basis of their valuation of the relevant Equity on the date of determination of such value;

22.5 the value of the Claims will be determined at face value thereof except if the Expert is of the opinion that they should determine a lesser amount due to the fact that the Shareholder would on the liquidation of the Company receive a lesser amount from the Company. If the Claims reflect a debit balance, the amount of such debit balance will be set off against the value of the Shares of the Shareholder;

22.6 the costs of the Expert in effecting the aforesaid valuation will be borne by the Shareholders in proportion to their holding of Shares in the Company.

23 RIGHT OF FIRST REFUSAL IN RESPECT OF HISTORIC HOMES

In the event that the Board resolves to dispose of any of the historic homes that form part of the immovable properties acquired by the Company, it shall obtain an independent market valuation of the home to be sold. The Board shall afford each Shareholder the opportunity to bid, by way of a written offer delivered to the Company Secretary in a sealed envelope, for the historic home which the Board proposes to sell. The historic home shall be sold to the Shareholder with the highest bid, provided that the amount offered is not less than the independent market valuation obtained by the Board prior to the invitation to bid.

24 BREACH

24.1 Subject to the provisions of clause 24.2, in the event of any one of the Shareholders ("Defaulting Shareholder") committing a breach of any of the terms and conditions hereof and remaining in default for a period of 20 (twenty) Business Days after receipt by it of written notice from the Company calling for such breach to be remedied, provided that such breach cannot be remedied within that period of 20 (twenty) Business Days then the said period of 20 (twenty) Business Days shall be extended for such further period as may reasonably be required in the circumstances by the Defaulting Shareholder to remedy that breach, the Company, on behalf of the remaining Shareholders shall be entitled, without prejudice to any other rights it may have hereunder or in law, to terminate this Agreement by written notice to that effect given to the Defaulting Shareholder.

24.2 Notwithstanding anything to the contrary contained in this Agreement, the Company shall not be entitled to cancel this Agreement for any breach by the Defaulting Shareholder unless such breach is a material breach going to the root of this Agreement and is incapable of being remedied by a

payment of money or, if it is capable of being remedied by a payment of money, the Defaulting Shareholder fails to pay the amount concerned within 20 (twenty) Business Days after such amount has fallen due.

25 ARBITRATION

25.1 Any dispute between the Parties in regard to:

25.1.1 the interpretation of;

25.1.2 the effect of;

25.1.3 the Parties' respective rights and obligations under;

25.1.4 a breach of;

25.1.5 any matter arising out of;

this Agreement shall be decided by arbitration in the manner set out in this clause.

25.2 The said arbitration shall be held subject to the provisions of this clause:

25.2.1 at Cape Town;

25.2.2 informally;

25.2.3 otherwise in accordance with the provisions of the Arbitration Act, 1965 and the rules of the Arbitration Foundation of South Africa;

it being the intention that if possible it shall be held and concluded within 21 (twenty-one) Business Days after it has been demanded.

25.3 The arbitrator shall be if the question in issue is:

25.3.1 primarily an accounting matter an independent accountant agreed upon between the Parties;

25.3.2 primarily a legal matter, a practising senior advocate with no less than 10 (ten) years' standing agreed upon between the Parties;

25.3.3 any other matter an independent person agreed upon between the Parties.

25.4 If the Parties cannot agree upon a particular arbitrator under the provisions of clause 25.3 above within 7 (seven) Business Days after the arbitration has been demanded, the nomination in terms of 25.3.1, 25.3.2 and 25.3.3, as the case may be, shall be made by the President for the time being of Institute of Chartered Accountants within 7 (seven) days after the Parties have so failed to agree.

25.5 The Parties irrevocably agree that the decision in these arbitration proceedings:

25.5.1 shall be binding on them,

25.5.2 shall be carried into effect,

may be made an order of any Court of competent jurisdiction.

26 APPOINTMENT OF EXPERT

Where certification or determination is required by any Expert under this Agreement:

26.1 such Expert shall be appointed in accordance with the provisions of clauses 25.3 and 25.4 above;

26.2 such certification or determination shall be prepared or undertaken by such Expert acting as expert and not as arbitrator, unless stated otherwise, and such certification or determination shall be final and binding on the Parties save for manifest error in calculation.

27 ADDRESSES

27.1 Each Party chooses the address set out opposite its name in clause 1 and below as its address at which all notices, legal processes and other communications must be delivered for the purposes of this Agreement.

Dudley Trust	:	c/o Secoma SAM, 24 bd Princess Charlotte MC 98000, Monaco
Bosch Trading Limited	:	Wincrest, Bays Water Lane Lyford Cay Nassau, Bahamas
Citation Holdings S.A.	:	38 15 – 17 Avenue Gaston Diederich L-1420 Luxembourg
Kovacs Investments 609 (Pty) Ltd	:	c/o Orman & Associates 39 Ocean View Drive Greenpoint
Rocketship Properties (Pty) Ltd	:	Block F, Rochester Place 173 Rivonia Road Sandton
Harold Johnson Family Trust	:	c/o Zevenwacht Wine Estate (Pty) Ltd Langverwacht Road Kuils River
Boschendal Limited	:	"Le Rhone" Boschendal R310 Groot Drakenstein

27.2 Any notice or communication required or permitted to be given in terms of this Agreement shall be valid and effective only if in writing but it shall be competent to give notice by telefax.

27.3 Any Party may by written notice to the other Parties, change its chosen address or telefax number to another physical address or telefax number, provided that the change shall become effective on the 10th (tenth) Business Day after the receipt of the notice by the addressee in respect of that Party's physical address and on the date set out in the notice in respect of that Party's telefax number.

27.4 Any notice to a Party contained in a correctly addressed envelope; and

27.4.1 sent by prepaid registered post to it at its chosen address; or

27.4.2 delivered by hand to a responsible person during ordinary business hours at its chosen address;

shall be deemed to have been received in the case of clause 27.4.1 on the seventh Business Day after posting (unless the contrary is proved) and, in the case of clause 27.4.2 on the day of delivery.

27.5 Any notice by telefax to a Party at its telefax number shall be deemed, unless the contrary is proved, to have been received on the first Business Day after the date of transmission.

27.6 Notwithstanding anything to the contrary contained in this clause 27, a written notice or communication actually received by a Party shall be an adequate written notice or communication to it notwithstanding that it was not sent to or delivered at its chosen address or telefax number.

27.7 All notices under clause 30.2 shall be in the English language and the Parties agree that all reasonable translations and assistance by the sender will be given with reference to all other documents.

28 GOVERNING LAW

The entire provisions of this Agreement shall be governed by and construed in accordance with the laws of the Republic of South Africa. Furthermore, the Parties hereto hereby irrevocably and unconditionally consent to the non-exclusive jurisdiction of the Cape of Good Hope Provincial Division of the High Court of South Africa in regard to all matters arising from this Agreement

29 COSTS

29.1 The costs of and incidental to the negotiation, preparation and execution of this Agreement shall be borne by the Company.

29.2 All legal costs incurred by any Party in consequence of any default of the provisions of this Agreement by any other Party shall be payable on the scale as between attorney and client and shall include collection charges, the costs incurred by such Party in endeavouring to enforce such rights prior to the institution of legal proceedings and the costs incurred in connection with the satisfaction or enforcement of any judgement awarded in favour of such Party in relation to its rights in terms of or arising out of this Agreement.

30 GENERAL

30.1 This document contains the entire agreement between the Parties in regard to the subject matter hereof.

30.2 No Party shall be bound by or have any claim or right of action arising from any express or implied term, undertaking, representation, warranty,

promise or the like not included or recorded in this document whether it induced the contract and/or whether it was negligent or not.

30.3 No variation, amendment or consensual cancellation of this Agreement or any provision or term hereof and no settlement of any disputes arising under this Agreement and no extension of time, waiver or relaxation or suspension of any of the provisions or terms of this Agreement shall be binding or have any force and effect unless reduced to writing and signed by or on behalf of the Parties. Any such extension, waiver or relaxation or suspension which is so given or made shall be construed as relating strictly to the matter in respect whereof it was made or given.

30.4 No extension of time or waiver or relaxation of any of the provisions or terms of this Agreement shall operate as an estoppel against any Party in respect of its rights under this Agreement.

30.5 No failure by any Party to enforce any provision of this Agreement shall constitute a waiver of such provision or affect in any way such Party's right to require the performance of such provision at any time in the future, nor shall a waiver of a subsequent breach nullify the effectiveness of the provision itself.

30.6 Except as provided for under this Agreement, no Party shall cede any of its rights or delegate any of its obligations under this Agreement without the prior written consent of the other Parties.

30.7 If any clause or term of this Agreement should be invalid, unenforceable, defective or illegal for any reason whatsoever, then the Parties shall negotiate in good faith to replace such clause with a clause which is valid, enforceable and legal but maintaining the essential provisions of that clause to the extent possible, provided that if the Parties should fail to reach agreement on such replacement clause, then the remaining terms

and provisions of this Agreement shall be deemed to be severable therefrom and shall continue in full force and effect unless such invalidity, unenforceability, defect or illegality goes to the root of this Agreement.

31 COUNTERPARTS

This Agreement may be executed in any number of counterparts and by different Parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement.

SIGNED AT Bournemouth ON THIS 26th DAY OF October 2005

WITNESSES:

1. ______________

2. ______________

for: **The Dudley Trust**

____
who warrants that he is duly authorised thereto

SIGNED AT Bournemouth ON THIS 26th DAY OF October 2005

WITNESSES:

1. ______________

2. ______________

for: **Bosch Trading Limited**

____
who warrants that he is duly authorised thereto

SIGNED AT Bonhurst ON THIS 26th DAY OF OCTOBER 2005

WITNESSES:

1. ______________________

2. ______________________

for: **Citation Holdings S.A.**

____
who warrants that he is duly authorised thereto

SIGNED AT Bonhurst ON THIS 26th DAY OF OCTOBER 2005

WITNESSES:

1. ______________________

2. ______________________

for: **Kovacs Investments 608 (Proprietary) Limited**

____
who warrants that he is duly authorised thereto

SIGNED AT Bonhurst ON THIS 26th DAY OF OCTOBER 2005

WITNESSES:

1. ______________________

2. ______________________

for: **Rocketship Properties (Proprietary) Limited**

____
who warrants that he is duly authorised thereto

SIGNED AT Boschendal ON THIS 26th DAY OF October 2005

WITNESSES:

1. ______________________

2. ______________________

for: **The Harold Johnson Family Trust**

____
who warrants that he is duly authorised thereto

SIGNED AT BOSCHENDAL ON THIS 26 DAY OF OCTOBER 2005

WITNESSES:

1. ______________________

2. ______________________

for: **Boschendal Limited**

____
who warrants that he is duly authorised thereto

Exhibit 31

SALE OF SHARES AGREEMENT

amongst

RANDGOLD & EXPLORATION COMPANY LIMITED

EQUITANT TRADING (PROPRIETARY) LIMITED

and

PHIKOLOSO MINING (PROPRIETARY) LIMITED

TABACKS

RS/gvh

TABLE OF CONTENTS

TABACKS

SALE OF SHARES AGREEMENT

1. PARTIES

1.1 RANDGOLD & EXPLORATION COMPANY LIMITED

1.2 EQUITANT TRADING (PROPRIETARY) LIMITED

1.3 PHIKOLOSO MINING (PROPRIETARY) LIMITED

2. INTERPRETATION

2.1 The headnotes to the clauses of this agreement are inserted for reference purposes only and shall in no way govern or affect the interpretation hereof.

2.2 Unless inconsistent with the context, the expressions set forth below shall bear the following meanings:

"the Act"	the Companies Act, 1973 (Act No. 61 of 1973) as amended from time to time
"the AFL shares"	7 300 000 shares, fully paid up, in the issued share capital of The Afrikander Lease Limited

TABACKS

"the Amplats shares"	235 000 shares, fully paid up, in the issued share capital of Anglo American Platinum Corporation Limited
"business day"	every day except Saturdays, Sundays and official public holidays
"the claims"	the total amount owing by the company to Equitant on any account whatsoever at the closing date
"the closing date"	the date on which the consideration shares shall be listed on the JSE in terms of clause 6.2
"the company"	Viking Pony Properties 359 (Proprietary) Limited, registration no. 2003/015623/07
"the consideration shares"	8 800 000 ordinary shares of R0.01 (one cent) each, issued as fully paid up, in the issued share capital of R&E
"Equitant"	Equitant Trading (Proprietary) Limited, registration no. 2003/008512/07

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"the Harmony shares"	315 000 shares, fully paid up, in the issued share capital of Harmony Gold Mining Company Limited
"Historically Disadvantaged Person"	an historically disadvantaged person as defined in terms of the MPRD Act
"the JSE"	the JSE Securities Exchange South Africa
"Kabusha"	Kabusha Mining and Finance (Proprietary) Limited, registration no. 2003/010722/07
"the Kabusha shares"	*collectively:* 1. 100 B ordinary shares of R1,00 each, fully paid up, in the issued share capital of Kabusha, constituting the entire issued B ordinary share capital of Kabusha; and 2. 460 A ordinary shares of R1,00 each, fully paid up, in the issued share capital of Kabusha constituting 50% of the entire issued A ordinary capital of Kabusha

TABACKS

"the MPRD Act"	the Mineral and Petroleum Resources Development Act, 2002 (Act 28 of 2002) as amended from time to time
"the parties"	R&E, Equitant and Phikoloso
"Phikoloso"	Phikoloso Mining (Proprietary) Limited, registration no. 2002/007637/07
"R&E"	Randgold & Exploration Company Limited, registration no. 1992/005642/06
"the sale shares"	100 ordinary shares of R0,01 (one cent) each, fully paid up, in the issued share capital of the company, constituting the entire issued share capital of the company
"the share portfolio"	collectively the Kabusha shares, the AFL shares, the Amplats shares and the Harmony shares
"the signature date"	the date of last signature of this agreement
"the warranties"	the warranties set out in Schedule 1.

2.3 If any provision in a definition is a substantive provision conferring rights or imposing obligations on any party, notwithstanding that it is only in the definition clause, effect shall be given to it as if it were a substantive provision of this agreement.

2.4 Any reference to an enactment is to that enactment as at the signature date.

2.5 Unless inconsistent with the context, an expression which denotes:

2.5.1 any gender includes the other genders;

2.5.2 a natural person includes an artificial person and vice versa;

2.5.3 the singular includes the plural and vice versa.

2.6 Where any term is defined within the context of any particular clause in this agreement, the term so defined, unless it is clear from the clause in question that the term so defined has limited application to the relevant clause, shall bear the meaning ascribed to it for all purposes in terms of this agreement, notwithstanding that that term has not been defined in this interpretation clause.

2.7 The rule of construction that the contract shall be interpreted against the party responsible for the drafting or preparation of this agreement, shall not apply.

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2.8 The schedule to this agreement forms an integral part hereof and words and expressions defined in this agreement shall bear, unless the context otherwise requires, the same meaning in such schedule.

3. INTRODUCTION

3.1 Equitant:

3.1.1 is a wholly owned subsidiary of Phikoloso, which is a company beneficially owned and controlled by Historically Disadvantaged Persons;

3.1.2 is the beneficial owner of the sale shares and the claims and is entitled to dispose of same.

3.2 The company is the beneficial owner of the share portfolio.

3.3 Equitant wishes to sell and R&E wishes to purchase the sale shares and the claims upon the terms and conditions contained in this agreement.

4. SALE

Equitant hereby sells to R&E, which hereby purchases, the sale shares and the claims with effect from the signature date.

TABACKS

5. PURCHASE PRICE

5.1 The purchase price payable by R&E to Equitant for the shares and the claims shall be an amount equal to the aggregate closing price of the consideration shares on the closing date.

5.2 A portion of the purchase price equal to the face value of the claims shall be allocated to the claims, and the balance of the purchase price shall be allocated to the sale shares.

6. PAYMENT OF THE PURCHASE PRICE

R&E shall:

6.1 on the closing date, allot and issue the consideration shares to Equitant; and

6.2 as soon as possible in the circumstances, apply for a listing of the consideration shares on the JSE and shall use its best endeavours to procure such listing.

7. CLOSING

On the closing date, and against the allotment and issue of the consideration shares to Equitant on the basis recorded in clause 6, Equitant shall deliver to R&E:

7.1 certificates in respect of the sale shares, together with a currently dated transfer form relating thereto, duly signed by Equitant and in favour of R&E as the transferee;

7.2 a written cession of the claims in favour of R&E;

7.3 the written resignations of all the existing directors, secretary and public officer of the company;

7.4 the written undertaking of the auditors of the company to resign if so requested by the company;

7.5 a certified copy of a resolution of the directors of the company:

7.5.1 approving the transfer of the sale shares to R&E;

7.5.2 noting the cession of the claims;

7.5.3 appointing the nominees of R&E as directors of the company; and

7.5.4 accepting the resignations of the existing directors, secretary and public officer of the company; and

7.6 all books, documents and records of the company.

8. WARRANTIES

8.1 Equitant Warranties

8.1.1 Equitant gives to R&E the warranties set out in Part I of Schedule 1 hereto in respect of the sale shares, the claims and the company, it being agreed that:

8.1.1.1 the warranties shall also be deemed to be representations and undertakings by Equitant in favour of R&E;

8.1.1.2 each warranty shall prima facie be deemed to be a representation of fact inducing R&E to enter into this agreement;

8.1.1.3 each warranty shall be presumed to be material unless the contrary is proved;

8.1.1.4 insofar as any of the warranties is promissory or relates to a future event, it shall be deemed to have been given as at the due date for fulfilment of the promise or for the happening of the event, as the case may be; and

8.1.1.5 each warranty shall be a separate warranty and in no way limited or restricted by reference to or inference from the terms of any other warranty.

8.1.2 R&E is entering into this agreement relying upon the warranties.

8.1.3 Unless otherwise stated or otherwise required by the context the warranties shall apply as at the signature date and the closing date and during the period between those dates.

8.1.4 In the event of any breach or non-fulfilment on or before the closing date of any of the representations, warranties or undertakings given by Equitant or in the event of any matter or thing arising or becoming known or being notified to R&E which is inconsistent with any such representation, warranty or undertaking or with any other provision of this agreement and which would give rise to a claim under any provision of this agreement or in the event of Equitant becoming unable or failing to do anything required to be done by Equitant on or before the closing date, R&E shall not be bound to complete the purchase of the shares and claims and may by notice in writing terminate this agreement without liability on its part. The right conferred upon R&E by this paragraph is in addition to and without prejudice to any other rights of R&E (including any rights to claim damages or compensation from Equitant by reason of such breach or non-fulfilment) and failure to exercise it shall not constitute a waiver of any of such rights.

8.2 R&E warranties

8.2.1 R&E gives to Equitant the warranties set out in Part II of Schedule 1 hereto in respect of the consideration shares, it being agreed that:

8.2.1.1 the warranties shall also be deemed to be representations and undertakings by R&E in favour of Equitant;

8.2.1.2 each warranty shall prima facie be deemed to be a representation of fact inducing Equitant to enter into this agreement;

8.2.1.3 each warranty shall be presumed to be material unless the contrary is proved;

8.2.1.4 insofar as any of the warranties is promissory or relates to a future event, it shall be deemed to have been given as at the due date for fulfilment of the promise or for the happening of the event, as the case may be; and

8.2.1.5 each warranty shall be a separate warranty and in no way limited or restricted by reference to or inference from the terms of any other warranty.

8.2.2 Equitant is entering into this agreement relying upon the warranties.

8.2.3 Unless otherwise stated or otherwise required by the context the warranties shall apply as at the signature date and the closing date and during the period between those dates.

8.2.4 In the event of any breach or non-fulfilment on or before the closing date of any of the representations, warranties or undertakings given by R&E or in the event of any matter or thing arising or becoming known or being notified to Equitant which is inconsistent with any such representation, warranty or undertaking or with any other provision of this agreement and which would give rise to a claim under any provision of this agreement or in the event of R&E becoming unable or failing to do anything required to be done by R&E on or before the closing date, Equitant shall not be bound to complete the purchase of the shares and claims and may by notice in writing terminate this agreement without liability on its part. The right conferred upon Equitant by this paragraph is in addition to and without prejudice to any other rights of Equitant (including any rights to claim damages or compensation from R&E by reason of such breach or non-fulfilment) and failure to exercise it shall not constitute a waiver of any of such rights.

9. <u>BENEFIT AND RISK</u>

9.1 The benefit in and risk relating to the sale shares, the claims and the company shall be deemed to have passed to R&E with effect from the signature date.

9.2 The benefit in and risk relating to the consideration shares shall pass to Equitant on the closing date.

10. PHIKOLOSO UNDERTAKING

10.1 Phikoloso hereby warrants that, as at the closing date, it shall be the registered and beneficial owner of the entire issued share capital of Equitant.

10.2 Phikoloso hereby irrevocably and unconditionally undertakes in favour of R&E that it shall not, at any time before the third anniversary of the closing date, sell, transfer, dispose of and/or otherwise alienate (collectively "dispose") any of its shares in and/or claims against Equitant (collectively "the interest"), without the prior written consent of R&E, which (for the avoidance of doubt) may be withheld in the unfettered discretion of R&E.

10.3 Subject to clause 10.2, Phikoloso hereby undertakes that, in the event that it intends to dispose of the interest, or any portion thereof ("the sale interest"), it shall, before such disposal, offer in writing to R&E to sell the interest to R&E. Phikoloso shall, in such offer, set out the details of the sale interest, the terms and conditions of the offer, and the price at which Phikoloso offers to sell the sale interest to R&E (which price shall sound in money in South African Rand).

10.4 R&E shall be entitled, at any time within a period of 20 business days following receipt of the offer, to accept the offer in full and not in part only, by

giving written notice to that effect to Phikoloso. Phikoloso shall forthwith on acceptance of the offer deliver the sale interest to R&E together with a share transfer form and a cession (if applicable) of the claims against the company, duly signed by Phikoloso as transferor and cedent and left in blank as to the transferees and cessionaries, against payment of the purchase price in respect of the interest.

10.5 During the 20 business day period referred to in 10.4, the offer shall be irrevocable.

10.6 If R&E rejects or does not accept the offer in full within the 20 business day period referred to in clause 10.4, Phikoloso shall be entitled, within a period of 20 business days after the rejection and/or non-acceptance of the offer by R&E, as the case may be, to sell the sale interest to a bona fide third party purchaser which wishes to purchase the sale interest, on the terms and conditions and at a price no more favourable to the third party than as offered to R&E. If the sale interest shall not be sold to a third party purchaser within the aforesaid 20 business day period on the basis stipulated in this clause 10, then Phikoloso shall again be obliged to follow the procedures set out and stipulated in this clause 10 if it wishes to dispose of the interest or any portion thereof.

11. BREACH

Should any party ("the defaulting party") commit a breach of any of the provisions hereof, then any of the other parties ("the aggrieved party") shall, if it wishes to enforce its rights hereunder, be obliged to give the defaulting party 14 days written notice to remedy the breach. If the defaulting party fails to comply with such notice, the aggrieved party shall be entitled to cancel this agreement against the defaulting party or to claim immediate payment and/or performance by the defaulting party of all of the defaulting party's obligations whether or not the due date for payment and/or performance shall have arrived, in either event without prejudice to the aggrieved party's rights to claim damages. The foregoing is without prejudice to such other rights as the aggrieved party may have at law.

12. DOMICILIUM

12.1 The parties hereto choose domicilia citandi et executandi for all purposes of and in connection with this agreement as follows:

R&E: 5 Press Avenue
SELBY
Johannesburg
2001

Equitant: 213 Oxford Road
DUNKELD
Johannesburg
2196

Phikoloso: 213 Oxford Road
DUNKELD
Johannesburg
2196

12.2 Any party hereto shall be entitled to change its domicilium from time to time, provided that any new domicilium selected by it shall be an address other than a box number in the Republic of South Africa, and any such change shall only be effective upon receipt of notice in writing by the other parties of such change.

12.3 All notices, demands, communications or payments intended for any party shall be made or given at such party's domicilium for the time being.

12.4 A notice sent by one party to another party shall be deemed to be received:

12.4.1 on the same day, if delivered by hand;

12.4.2 on the same day, if transmitted electronically with receipt received confirming completion of transmission;

12.4.3 on the same day of transmission if sent by telefax with receipt received confirming completion of transmission;

12.4.4 on the seventh day after posting, if sent by prepaid registered mail.

12.5 Notwithstanding anything to the contrary herein contained a written notice or communication actually received by a party shall be an adequate written notice or communication to it notwithstanding that it was not sent to or delivered at its chosen domicilium citandi et executandi.

13. COSTS

13.1 Each of the parties shall bear its own costs of and incidental to the negotiation, preparation and execution of this agreement.

13.2 Any stamp duty payable in connection with the transfer of the sale shares to R&E shall be paid by R&E.

13.3 Any stamp duty payable in connection with the issue of the R&E shares to Equitant shall be paid by Equitant.

14. GENERAL

14.1 This document constitutes the sole record of the agreement between the parties in regard to the subject matter thereof.

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14.2 No party shall be bound by any express or implied term, representation, warranty, promise or the like, not recorded herein.

14.3 No addition to, variation or consensual cancellation of this agreement shall be of any force or effect unless in writing and signed by or on behalf of all the parties.

14.4 No indulgence which any of the parties ("the grantor") may grant to any other or others of them ("the grantee(s)") shall constitute a waiver of any of the rights of the grantor, who shall not thereby be precluded from exercising any rights against the grantee(s) which might have arisen in the past or which might arise in the future.

14.5 The parties undertake at all times to do all such things, to perform all such acts and to take all such steps and to procure the doing of all such things, the performance of all such actions and the taking of all such steps as may be open to them and necessary for or incidental to the putting into effect or maintenance of the terms, conditions and import of this agreement.

14.6 No party shall be entitled to cede, delegate or otherwise transfer all or any of its rights, interest or obligations under and in terms of this agreement except with the prior written consent of the other parties.

THUS DONE and SIGNED at Johannesburg on this the 28th day of July 2003

For and on behalf of

RANDGOLD & EXPLORATION COMPANY LIMITED

by R B KEBBLE

who warrants his authority hereto

THUS DONE and SIGNED at Johannesburg on this the 28 day of July 2003

For and on behalf of

EQUITANT TRADING (PROPRIETARY) LIMITED

by R L NCHANA

who warrants his ~~authority~~ hereto

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THUS DONE and SIGNED at Johannesburg on this the 28 day of July 2003

For and on behalf of
PHIKOLOSO MINING (PROPRIETARY) LIMITED
by R L NCWANA

L. R. Ncwana
who warrants his authority hereto

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SCHEDULE 1

WARRANTIES

PART I

The following warranties are given by Equitant to R&E on the basis set forth in clause 8.1 of the agreement to which this schedule is attached ("the agreement"). These warranties shall apply unless qualified or otherwise amended by disclosure by Equitant in writing prior to the signature date.

1. On the closing date:

1.1. the company will be duly incorporated as a private company with limited liability according to the laws of the Republic of South Africa;

1.2. no steps will have been taken and Equitant is not aware of any steps pending or threatened against the company in terms of Section 73 of the Companies Act 1973 as amended;

1.3. the authorised share capital of the company will be R1 000,00, divided into 1 000 ordinary shares of R1,00 each;

1.4. the issued share capital of the company will be R100,00, divided into 100 ordinary shares of R1,00 each, fully paid up;

1.5. Equitant will be able and entitled validly and effectively to deliver and transfer the shares and the claims to R&E or its nominee and the shares and claims will be acquired by R&E or its nominee free from any lien, charge or encumbrance.

2. On the signature date and closing date:

2.1. the company is not and will not be under any obligation (whether contingently upon the exercise of any right or otherwise) and no resolution will have been passed requiring the company to increase or reduce its authorised or issued share capital or to vary any of the rights attaching to the shares;

2.2. no person has or will have any right (including any option or right of first refusal or pre-emption) to acquire any of the issued share capital of the company, present or future;

2.3. the company is not and will not be obliged nor has any resolution been passed to alter any of the rights attaching to any of the shares in the capital of the company or to alter its memorandum and articles of association or to create or issue any debentures;

2.4. no person has or will have any right to obtain an order for the rectification of the register of members of the company which is and on the closing date, will be true and correct in all respects;

2.5. all the books and records of the company have and will have been properly maintained according to law, are and will be correct and will be capable of being

written up within a reasonable time so as to record all the transactions of the company;

2.6. all of the issued shares in the capital of the company are and will be of one class and rank pari passu with each other;

2.7. the minute books of the company contain and will contain all resolutions passed by its directors and members;

2.8. the company has and will have all such licences, consents, permits and approvals and all other authorities prescribed by law for the lawful conduct of its business in the manner in which it is presently conducted;

2.9. no person has or will have any right (including any option or right of first refusal or pre-emption) to purchase any of the assets of the company, other than in the ordinary course of business;

2.10. the company is not and will not be liable, whether contingently or otherwise and whether as surety, co-principal debtor, guarantor or indemnitor, for the liabilities of any third party;

2.11. no employee or director or former employee or director of the company is or will be entitled to receive from the company any leave privilege, accumulated leave, payment in lieu of leave, any pension or the like (of any exceptional nature);

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2.12. save as otherwise agreed by R&E, the company is not and will not be liable for payment of any fees or remuneration as director after the closing date to any director;

2.13. the company is not and will not be party to any agreement which is unusual or of long term or which does or may involve obligations other than those arising in the ordinary course of business or which may not be cancelled on one month's notice;

2.14. the company is not and will not be under any obligation to pay any royalties or licence fees to any person;

2.15. the company is not and will not be party to any agreement for the purchase of shares in any other company or for the purchase of any assets which was entered into other than in the ordinary, normal and regular course of business or which is terminable on more than one month's notice;

2.16. the company has and will have no material liabilities;

2.17. the company has and will have complied with the provisions of the Income Tax Act, 1962 (Act 58 of 1962) (as amended), ("the Income Tax Act") and all proper tax returns (including PAYE and SITE returns) required to be returned will have been made by it in respect of all periods from the date of its incorporation to the closing date and all provisional tax has been paid as at the due date thereof in compliance with the provisions of the Income Tax Act. The company will not be

liable for any taxation in respect of any assessment including any estimated, revised or additional assessment arising from any transaction, matter, thing, act or omission which took place prior to the closing date and for which provision is not made in the financial statements;

2.18. subject to the provision raised in the financial statements, all assessments for taxation which have been raised will have been paid in full or adequate provision for payment thereof has been made;

2.19. the company has and will have complied with the provisions of the Sales Tax Act, 1978 (Act 103 of 1978) (as amended) ("the Sales Tax Act"), the Value Added Tax Act, 1991 (Act 89 of 1991) (as amended) ("the VAT Act") as well as the Regional Services Councils Act, 1985 (Act 109 of 1985) (as amended) and all regulations made thereunder ("the Regional Services Act") and all returns and declarations required to be furnished will have been furnished by them in respect of all periods from the date of commencement of the Sales Tax Act, the VAT Act and the Regional Services Act to the signature date and all estimates and assessments of tax and levies have been paid as at the due date thereof in compliance with the provisions of the Sales Tax Act, the VAT Act and the Regional Services Act;

2.20. the company will be the registered and beneficial owner of the share portfolio, and the share portfolio is not subject to any lien, charge or encumbrance;

2.21. the company is not and will not be in breach of any of the provisions of any law relating to the conduct of its business and activities;

2.22. the company is not and will not be in breach of any obligations undertaken by it under any contracts to which it is a party and the company is and will be entitled to all benefits and rights under and in terms of such contracts, all of which are legally binding and enforceable and Equitant is not aware of any reason which might preclude the company from fulfilling any obligations still to be fulfilled by the company in terms of such contracts;

2.23. the company is not and will not be bound by any agreements in restraint of trade in terms of which it is restricted from carrying on any activity in any part of the world.

3. No bonus or capitalisation shares or bonus debentures have been issued by the company at any time, nor has the company at any time distributed any of its assets (other than by way of dividend) among any of its shareholders or incurred the obligation to do so.

4. There have been no reductions in the issued share capital of the company at any time.

5. There are no notices, suits, proceedings or investigations pending against the company by any tax authority relating to any claim for any additional tax or assessment or any matters under discussion with any tax authority relating to any claim for any tax or assessment nor is there any pending tax objection or appeal.

6. Save as disclosed in writing by Equitant, the company is not and will not be party to any agreement with the Commissioner for Inland Revenue bearing upon or relating to the manner or circumstances in which tax will or might be levied on the company.

7. The company does not have any contract with any director or employee:

7.1. which requires more than one month's notice of termination by either party;

7.2. in terms of which any director or employee is entitled to participate in or to a commission on its profits and dividends;

7.3. for the payment of any pensions or annuities save through the pension or provident funds of which the employees of the company are members.

8. The company is not under any obligation to pay any directors, officers or employees, whether past or present, any amounts as compensation for loss of office, or any pension, gratuity or annuity.

9. There are no litigation, arbitration, criminal or expropriation proceedings pending or threatened against the company or its assets or business or to which they might become a party, nor does Equitant know or have any reasonable grounds to know of any basis for any such litigation, arbitration or criminal proceedings.

10. There is no application pending or threatened for the winding-up or judicial management (provisional or final) of the company.

11. There are no facts relating to the company which would be material to a person intending to acquire the shares which have not been disclosed by Equitant to R&E in writing prior to the signature date.

12. Since the signature date and prior to the closing date no dividend has been or will be declared or paid by the company.

13. The company is not party to any agreement with the Commissioner for Inland Revenue of the nature referred to in section 24A of the Income Tax Act, 1962.

14. Equitant has disclosed in writing to R&E all queries addressed to the company or any of its representatives by any tax official and the replies thereto, as well as full details of any tax objections lodged by the company and which have not been fully disposed of.

15. Between the signature date and the closing date:

15.1. the company will have continued to carry on its business in the ordinary and regular course;

15.2. the company will have continued to trade in accordance with the trading style at present adopted by it;

15.3. none of the company's assets will have been sold or otherwise disposed of except in the ordinary course of business;

15.4. other than as a result of the normal annual salary review, the company will not have varied the terms of employment of or remuneration payable to any of its directors or officers nor will the company agree to any compensation or other benefits payable on or in connection with the termination of, or retirement from employment or office of, any such persons;

15.5. the company will not have entered into any transaction save in the ordinary and regular course of conduct of its business;

15.6. the company will have applied accounting practices and principles consistent with those applied in the financial statements;

15.7. there will have been no material adverse change in the company's financial position;

15.8. no resolutions will have been passed by the members or directors of the company, save for:

15.8.1. such resolutions as will have been necessary to give effect to the agreement; and/or

15.8.2. such resolutions as will have been approved by R&E in writing;

15.9. the company will not have done or omitted to do anything which will have:

15.9.1. materially prejudiced the continued goodwill of the company;

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15.9.2. reduced the scope of the company's business;

15.9.3. resulted in any business associate of the company ceasing to transact business with the company or to vary the terms upon which it transacts business with the company.

PART II

The following warranties are given by R&E to Equitant on the basis set forth in clause 8.2 of the agreement. These warranties shall apply unless qualified or otherwise amended by disclosure by R&E in writing prior to the signature date.

On the closing date:

1. R&E will be duly incorporated as a public company with limited liability according to the laws of the Republic of South Africa; and

2. R&E will be able and entitled validly and effectively to allot and issue the consideration shares to Equitant, and Equitant shall acquire the consideration shares free from any lien, charge or encumbrance.

(RS\AGR\RANDGOLD\RAND2-RS3 FIRST ADDENDUM TO SALE OF SHARES AGR)
RS/gvh
24.07.03

FIRST ADDENDUM TO SALE OF SHARES AGREEMENT

amongst

RANDGOLD & EXPLORATION COMPANY LIMITED

EQUITANT TRADING (PROPRIETARY) LIMITED

and

PHIKOLOSO MINING (PROPRIETARY) LIMITED

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TABLE OF CONTENTS

---oOo---

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FIRST ADDENDUM TO SALE OF SHARES AGREEMENT

1. PARTIES

1.1 RANDGOLD & EXPLORATION COMPANY LIMITED

1.2 EQUITANT TRADING (PROPRIETARY) LIMITED

1.3 PHIKOLOSO MINING (PROPRIETARY) LIMITED

2. INTERPRETATION

2.1 The headnotes to the clauses of this agreement are inserted for reference purposes only and shall in no way govern or affect the interpretation hereof.

2.2 Unless inconsistent with the context, the expressions set forth in this first addendum shall bear the same meanings as in the sale of shares agreement.

3. AMENDMENT

The parties hereby amend the sale of shares agreement by the addition as clause 8*bis* of the following:

"EQUITANT ACKNOWLEDGEMENT

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Equitant hereby acknowledges that:

1. *The consideration shares shall not, as at the closing date, have been registered under the US Securities Act of 1933 ("the Securities Act") and may not be offered or sold in the United States or to, or for the account or benefit of, US persons unless the shares are registered under the Securities Act, or an exemption from the registration requirements of the Securities Act is available. Accordingly, the consideration shares are being offered and sold only outside the United States to Equitant, a company located and domiciled outside the United States, in reliance upon Regulation S promulgated under the Securities Act. The offer of the consideration shares is not being made directly or indirectly in, or by use of the mails of, or by any means or instrumentality (including, without limitation, the mail, facsimile transmission, telex or telephone) of interstate or foreign commerce or any facilities of a nation securities exchange of, the United States;*

2. *Equitant has received and reviewed copies of R&Es publicly available disclosure documents, and has had the opportunity to review any other documents relating to R&E that it has requested and to conduct a due diligence review of R&E, and such due diligence review has been fully satisfactory to Equitant; and*

3. *Equitant is not an affiliate of R&E or a person acting on behalf of such affiliate."*

4. <u>SAVING</u>

Save as amended herein, the sale of shares agreement remains of full force and effect in accordance with its terms.

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THUS DONE and SIGNED at JOHANNESBURG on this the 7 day of AUGUST 2003

For and on behalf of
RANDGOLD & EXPLORATION COMPANY LIMITED
by

who warrants his authority hereto

THUS DONE and SIGNED at JOHANNESBURG on this the 7 day of AUGUST 2003

For and on behalf of
EQUITANT TRADING (PROPRIETARY) LIMITED
by

L. R.

who warrants his authority hereto

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THUS DONE and SIGNED at JOHANNESBURG on this the 7 day of AUGUST 2003

For and on behalf of

PHIKOLOSO MINING (PROPRIETARY) LIMITED

by

L. R [signature]

who warrants his authority hereto

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Registration No. 2003/008512/07

Dunkeld
Johannesburg
2196

P O Box 6257
Cresta, 2118
South Africa

Tel: 011 688 5100

11 August 2003

Mr David Haddon
Randgold & Exploration Company Limited
5 Press Avenue
Selby
2001

Dear Mr Haddon

FIRST ADDENDUM TO SALE OF SHARES AGREEMENT AMONGST RANDGOLD & EXPLORATION COMPANY LIMITED, EQUITANT TRADING (PROPRIETARY) LIMITED AND PHIKOLOSO MINING (PROPRIETARY) LIMITED

We hereby attach the aforementioned original First Addendum to Sale of Shares Agreement for your attention and records.

Thank you for the 8,800,000 Randgold & Exploration Company Limited share certificate registered in the name of Equitant Trading (Pty) Ltd.

Yours sincerely

for **MR R L NCWANA**
DIRECTOR

Exhibit 32

S:\Rupert\Agreements\JCI\JCIL1-RS90 Cue Incident Sale of Shares Agr (DRAFT 3).doc
16.03.07,21.05.07, 31.05.07

15 ~~

~~ 21/5/0

DRAFT 4

SALE OF CUE INCIDENT SHARES AGREEMENT

between

CONSOLIDATED MINING MANAGEMENT SERVICES LIMITED

and

MVELAPHANDA HOLDINGS (PROPRIETARY) LIMITED

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TABLE OF CONTENTS

—oOo—

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SALE OF CUE INCIDENT SHARES AGREEMENT

1. **PARTIES**

1.1 **CONSOLIDATED MINING MANAGEMENT SERVICES LIMITED**

1.2 **MVELAPHANDA HOLDINGS (PROPRIETARY) LIMITED**

2. **INTERPRETATION**

2.1 The headnotes to the clauses of this agreement are inserted for reference purposes only and shall in no way govern or affect the interpretation hereof.

2.2 Unless inconsistent with the context, the expressions set forth below shall bear the following meanings:

"Agreement"	this Sale of Cue Incident Shares Agreement
"AML"	African Maritime Logistics (Proprietary) Limited, registration number 2000/011486/07
"Business Day"	every day except Saturdays, Sundays and official public holidays
"Closing Date"	the date on which the last Conditions

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Deleted: ¶
Deleted: ¶

shall have been fulfilled

"CMMS"	Consolidated Mining Management Services Limited, registration no. 1925/008135/06
"Company"	Cue Incident (Proprietary) Limited, registration no. 2000/000708/07
"Competition Act"	the Competition Act, 1998 (Act 89 of 1998) as amended
"Conditions"	the conditions precedent in clause 4.1
"JCI Gold"	JCI Gold Limited, registration no. 1998/005215/06
"MSI"	Mvelaphanda Security Investments (Proprietary) Limited, registration no. 2002/008808/07
"Mvela"	Mvelaphanda Holdings (Proprietary) Limited, registration no. 1997/021524/07
"Parties"	CMMS and Mvela and "Party" shall mean either of them as the context requires
"Purchase Price"	the purchase price payable by Mvela to

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Deleted: ¶

Deleted: ¶

	CMMS in respect of the Sale Shares, described in clause 6
"Republic"	Republic of South Africa
"Sale Agreements"	collectively, this Agreement, the Sale of AML Shares and Loan Account Agreement and Sale of MSI Shares Agreement
"Sale of AML Shares and Loan Account Agreement"	the sale agreement to be entered into between JCI Gold and Mvela, in respect of the sale by JCI Gold and the purchase by Mvela of 40% of the issued share capital of, and loan account in AML
"Sale of MSI Shares Agreement"	the sale agreement to be entered into between JCI Gold and Mvela, in respect of the sale by JCI Gold and the purchase by Mvela of 50% of the issued share capital of MSI
Sale of CMMS Loan Account Agreement	the sale agreement to be entered into between CMMS and Mvela, in respect of the sale by CMMS and the purchase by Mvela of a loan account in terms whereof MSI is indebted to CMMS in an

Deleted: ¶

Deleted: ¶

	amount of approximately R19 000 000.00 **[Please confirm]**
"Sale Shares"	1672 ordinary shares of R0.125 each, fully paid up, in the issued share capital of the Company, constituting 10.24% of the issued share capital of the Company
"Shareholders"	the shareholders of the Company
"Shareholders' Agreement"	the shareholders' agreement entered into amongst the Shareholders on 13 October 2004
"Signature Date"	the date of last signature of this Agreement.

2.3 If any provision in a definition is a substantive provision conferring rights or imposing obligations on any Party, notwithstanding that it is only in the definition clause, effect shall be given to it as if it were a substantive provision of this Agreement.

2.4 Any reference to an enactment is to that enactment as at the Signature Date and, in the event that any right and/or obligation shall arise in terms of this Agreement in respect of and/or in connection with such enactment after the Signature Date, such reference shall be to that enactment as amended and/or replaced as at the date for performance of such right and/or obligation.

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Deleted: ¶
Deleted: ¶

2.5 Unless inconsistent with the context, an expression which denotes:

2.5.1 any gender includes the other genders;

2.5.2 a natural person includes an artificial person and vice versa;

2.5.3 the singular includes the plural and vice versa.

2.6 Where any term is defined within the context of any particular clause in this Agreement, the term so defined, unless it is clear from the clause in question that the term so defined has limited application to the relevant clause, shall bear the meaning ascribed to it for all purposes in terms of this Agreement, notwithstanding that that term has not been defined in this interpretation clause.

2.7 The rule of construction that a contract shall be interpreted against the party responsible for the drafting or preparation of such contract, shall not apply.

3. INTRODUCTION

3.1 CMMS is the registered and beneficial owner of the Sale Shares and wishes and is entitled to sell the Sale Shares to Mvela.

3.2 Mvela wishes to purchase the Sale Shares on the terms and Conditions recorded in this Agreement.

3.3 The Parties hereby agree and record that this Agreement shall not be subject to the filing of any competition merger notification in terms of

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Chapter 3 of the Competition Act , there being no change of control of the Company pursuant to the entering into and completion of this Agreement in accordance with its terms.

Formatted: Bullets and Numbering

4.H The Parties wish to record their agreement in writing.

4. **CONDITIONS PRECEDENT**

4.1 This entire Agreement (save in respect of clauses 1 to 4 (both inclusive) and clauses 11 to 16 (both inclusive) which shall be of immediate force and effect) shall be subject to the fulfilment or waiver (to the extent capable of waiver), as the case may be, of the Conditions by not later than the date stipulated therefor in respect of each condition precedent in this clause 4.1, or such later date as the Parties may agree to in writing on or prior to such date, that:

4.1.1 each of the Shareholders shall, irrevocably, unconditionally and in writing, have waived its pre-emptive rights in respect of the Sale Shares, and arising in terms of and/or in connection with the Shareholders' Agreement, and shall have consented to the entering into and completion in accordance with its terms of this Agreement by not later than 15 Business Days after the Signature Date **[Adam: Sarah, the correspondence will most likely not be sufficient as what is required from each shareholder is an unequivocal abandonment of that shareholder's rights (pre-emptive rights) in the full knowledge that they are abandoning same. If we already have such letters then we can in fact scrap this particular condition altogether. If we do not then we should hold onto this**

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condition (also if you do not have the required abandonment/waiver letter then I can prepare a draft thereof for you which would constitute full and proper waiver) – Please confirm]; and

4.1.2 Mvela shall have procured the written undertakings of any banks, financial institutions, or other financiers (collectively "the Banks"), as the case may be, to release CMMS and/or its subsidiaries from any of their obligations arising in terms of and/or in connection with any and all suretyship undertakings given by CMMS to the Banks as security for any of the Company's obligations to the Banks by no later than 90 Business Days after the Signature Date **[Please can we have details of these obligations so that we know if this condition is fulfilled – Waiting for Stewart Cavanagh to confirm]**;

4.1.3 the entering into and signature simultaneously with the entering into and signature of this Agreement of the Sale of AML Shares and Loan Account Agreement and the Sale of MSI Shares Agreement ("Agreements") and that the Agreements shall be fulfilled in accordance with their terms and conditions by not later than 28 September 2007, or such later date as the parties to the Agreements may agree to in writing.

4.2 The Parties shall use their reasonable commercial endeavours to procure the fulfilment of the Conditions as soon as reasonably possible after the Signature Date. If the Conditions shall not have been fulfilled or waived, as the case may be, by not later than the relevant dates specified in clause 4.1, or such later date as the Parties may agree in writing, this Agreement

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(save for clauses 1 to 3 (both inclusive), clauses 11 to 16 (both inclusive), which shall remain of full force and effect) shall be of no force or effect and neither Party shall have any claim against the other Party for anything done hereunder and/or arising hereout.

5. **SALE**

CMMS hereby sells to Mvela, which hereby purchases, the Sale Shares with effect from the Closing Date.

6. **PURCHASE PRICE AND PAYMENT**

6.1 The Purchase Price payable by Mvela to CMMS for the Sale Shares shall be R2 500 000,00. NAV

6.2 Mvela shall pay the Purchase Price to CMMS in cash, without set-off and/or deduction on the Closing Date, by transferring the full amount of the Purchase Price in immediately available funds to such bank account as CMMS may reasonably specify in writing by not later than 3 Business Days before the Closing Date.

7. **CLOSING**

On the Closing Date and against payment of the Purchase Price in accordance with clause 6.2, CMMS shall deliver to Mvela:

7.1 certificates in respect of the Sale Shares together with a currently dated transfer form relating thereto, duly signed by CMMS and in favour of Mvela as the transferee;

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7.2 the written resignations of all the current directors of the Company who shall have been appointed by CMMS ("the CMMS Directors"); and

7.3 a certified copy of a resolution of the directors of the Company:

7.3.1 approving the transfer of the Sale Shares to Mvela;

7.3.2 appointing the nominees of Mvela as directors of the Company; and

7.3.3 accepting the resignations of the CMMS Directors.

8. **REPRESENTATIONS AND WARRANTIES**

8.1 CMMS represents and warrants to Mvela that, as at the Closing Date, CMMS will be able and entitled validly and effectively to deliver and to transfer the Sale Shares to Mvela, and that Mvela will acquire the Sale Shares free from any lien, charge and/or encumbrance.

8.2 Save as otherwise specified in clause 8.1, CMMS makes no representations and gives no warranties in respect of and/or in connection with the Sale Shares, which are sold voetstoots and as they stand.

9. **TRANSACTION INDIVISIBLE**

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All the transactions and arrangements contained or contemplated by the Sale Agreements constitute a single and indivisible transaction. If any of them fails, then all shall fail and be of no force and effect.

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10. **FULL AND FINAL SETTLEMENT**

10.1 The terms and conditions of this Agreement shall constitute the full and final extinction of any and all claims as between CMMS and Mvela in respect of all matters relating to and/or in connection with and/or arising from the business and/or affairs of the Company (including, without limitation, all claims of whatsoever nature and howsoever arising between CMMS and Mvela in respect of and/or in connection with the Company, its business, affairs, assets, liabilities, contractual arrangements, entitlements and/or obligations, and including, without limitation, all matters relating to and/or in connection with any shareholding, whether direct or indirect, in the Company).

10.2 Upon implementation of this Agreement, neither CMMS nor Mvela shall have any further claims of whatsoever nature against each other, it being recorded that any and all such claims shall have been fully, finally and irrevocably extinguished.

11. **BREACH**

Should either Party ("the Defaulting Party") commit a breach of any of the provisions hereof, then the other Party ("the Aggrieved Party") shall, if it wishes to enforce its rights hereunder, be obliged to give the Defaulting Party 10 Business Days written notice to remedy the breach. If the Defaulting Party fails to comply with such notice, the Aggrieved Party shall be entitled to cancel this Agreement against the Defaulting Party or to claim immediate payment and/or performance by the Defaulting Party of all of the Defaulting Party's obligations whether or not the due date for payment and/or performance shall have arrived, in either event

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without prejudice to the Aggrieved Party's rights to claim damages. The foregoing is without prejudice to such other rights as the Aggrieved Party may have at law.

12. DOMICILIUM

12.1 The Parties hereto choose domicilia citandi et executandi for all purposes of and in connection with this Agreement as follows:

CMMS:
13th Floor
28 Harrison Street
Johannesburg
Tel : (011) 688-5100
Fax : (011) 492 1070

Mvela:
23 Glenhove Road
Melrose Estate
2196
Tel : (011) 327-5430
Fax : (011) 327-5431
Attention : Marcus Steyn (Investment Officer)

12.2 Either Party hereto shall be entitled to change its domicilium from time to time, provided that any new domicilium selected by it shall be an address other than a box number, and any such change shall only be effective upon receipt of notice in writing by the other Party of such change.

12.3 All notices, demands, communications or payments intended for either Party shall be made or given at such Party's domicilium for the time being.

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12.4 A notice sent by one Party to the other Party shall be deemed to be received:

12.4.1 on the same day, if delivered by hand;

12.4.2 on the same day of transmission if sent by telefax and if sent by telefax with receipt received confirming completion of transmission, provided that the original of the notice shall, after such transmission, be posted by prepaid registered mail to the Party to whom such notice shall have been given;

12.4.3 on the fifth day after posting, if sent by prepaid courier.

12.5 Notwithstanding anything to the contrary herein contained a written notice or communication actually received by a party shall be an adequate written notice or communication to it notwithstanding that it was not sent to or delivered at its chosen domicilium citandi et executandi.

13. CONFIDENTIALITY

Each of the Parties shall keep confidential and not without the prior written consent of the other Party disclose or divulge to any party the contents of this Agreement or any agreement entered into pursuant to this Agreement except as may be required to comply with any applicable governmental or regulatory authority, rule, regulation or order or to enforce any of the terms of this Agreement.

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14. COSTS

14.1 Each Party shall pay its own costs of and incidental to the negotiation, preparation and execution of this Agreement.

14.2 Mvela shall pay the cost of the transfer (including, without limitation, all stamp duty) of the Sale Shares to it.

15. GOVERNING LAW

This Agreement shall be governed by and construed in accordance with the laws of the Republic. The Parties hereby irrevocably and unconditionally consent to the non-exclusive jurisdiction of the High Court of the Republic (Witwatersrand Local Division) in respect of any matter arising in terms of and/or in connection with this Agreement.

16. GENERAL

16.1 This document constitutes the sole record of the agreement between the Parties in regard to the subject matter thereof.

16.2 Neither Party shall be bound by any express or implied term, representation, warranty, promise or the like, not recorded herein.

16.3 No addition to, variation or consensual cancellation of this Agreement shall be of any force or effect unless in writing and signed by or on behalf of the Parties.

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16.4 No indulgence which either of the Parties ("the Grantor") may grant to the other ("the Grantee") shall constitute a waiver of any of the rights of the Grantor, who shall not thereby be precluded from exercising any rights against the Grantee(s) which might have arisen in the past or which might arise in the future.

16.5 The Parties undertake at all times to do all such things, to perform all such acts and to take all such steps and to procure the doing of all such things, the performance of all such actions and the taking of all such steps as may be open to them and necessary for or incidental to the putting into effect or maintenance of the terms, conditions and import of this Agreement.

16.6 Neither Party shall be entitled to cede, delegate or otherwise transfer all or any of its rights, interest or obligations under and in terms of this Agreement except with the prior written consent of the other Party.

THUS DONE and SIGNED at ________________________ on this the ______________ day of ____________________ 2007.

For and on behalf of

CONSOLIDATED MINING MANAGEMENT SERVICES LIMITED

by

____
who warrants his authority hereto

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THUS DONE and SIGNED at ______________________ on this the ______________ day of ______________________ 2007.

For and on behalf of

MVELAPHANDA HOLDINGS (PROPRIETARY) LIMITED

by

____
who warrants his authority hereto

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Exhibit 33

SALE OF SHARES AGREEMENT

Entered into between:

FUTUREMED PHARMACEUTICALS (PROPRIETARY) LIMITED
Registration Number: 442466
(hereinafter referred to as "the Purchaser")

and

JCI LIMITED
Registration Number: 1894/000854/06
(hereinafter referred to as "the Seller")

and

BIOCLONES (PROPRIETARY) LIMITED
Registration Number: 1982/005469/07
(hereinafter referred to as "the Company")

(hereinafter collectively referred to as the "parties")

NOW THEREFORE IT IS AGREED AS FOLLOWS:

1. INTERPRETATIONS

1.1. No relaxation by a party of any of its rights in terms of this agreement at any time shall prejudice or be deemed to be a waiver of its rights unless it is a written waiver and the waiver shall relate only to the specific instance in question and for the purpose given.

1.2. The clause headings in this agreement have been inserted for convenience only and will not be taken into consideration in its interpretation.

1.3. This agreement constitutes the whole agreement between the parties with regard to the subject matter hereof and supersedes all prior verbal or written agreements or understandings or representations by or between the parties regarding the subject matter of this agreement, and the parties will not be entitled to rely, in any dispute regarding this agreement, on any terms, conditions or representations not expressly contained in this agreement.

1.4. The validity, application and interpretation of this agreement will be governed by the laws of the Republic of South Africa.

1.5. Any reference to the singular includes the plural and vice versa.

1.6 Each and every clause and sub-clause in this agreement shall be severable from the other clauses in this agreement and in the event of any clause or sub-clause being held invalid by any competent court for any reason same shall not affect the validity of the remaining clauses or sub-clauses.

1.7. If any provision in clause 1 and 2 is a substantive provision conferring rights or imposing obligations on any party, then notwithstanding that such provision is contained in clause 1 and 2, effect shall be given thereto as if such provision were a substantive provision in the body of the agreement.

1.8. The terms of this agreement have been negotiated and accordingly, the rule of interpretation which construes an agreement against the party who prepared it shall not be applicable.

2. **DEFINITIONS**

2.1. In this agreement, unless inconsistent with or otherwise indicated by the context, the following terms will have the meanings assigned to them in this clause:

2.1.1. "Business Day" means any day other than a Saturday, Sunday or Public Holiday in the Republic of South Africa.

2.1.2. "Claims" means the entire claim on loan account owed by the Company to the Seller as at the Effective Date.

2.1.3. "Competition Act" means the Competition Act, No. 89 of 1998, as amended.

2.1.4. "Connected Person" means the term as defined as such in the Income Tax Act No 58 of 1962.

2.1.5. "Effective Date" means the date on which the Purchase Price is settled in terms of clause 6.1 below.

2.1.6. "Fulfilment Date" means the date by which all of the conditions precedent in clause 3.1 below are fulfilled or waived.

2.1.7. "Purchase Price" means the Purchase Price in terms of clause 5.1 below.

2.1.8. "Shareholders Agreement" means the shareholders agreement pertaining to the Company and its shareholders and which was signed by the last party signing on 29 June 2006.

2.1.9. "Shares" means 8 000 issued ordinary shares in the capital of the Company, being the shares in the Company owned by the Seller.

2.1.10. "Signature Date" means the date by which all parties hereto have signed this agreement.

2.1.11. "Subject Matter" means the Shares and the Claims.

3. **CONDITIONS**

3.1. This agreement, excluding clauses 1, 2, 3, 10, 11 and 12 herein, is suspensively conditional on the following being fulfilled on or before 31 May 2008:

3.1.1. The shareholders of the Company (other than the Seller) consenting in writing to the waiver of their pre-emptive rights with respect to the Shares;

3.1.2. The granting of any approvals by the South African Reserve Bank which are required by law (if any);

3.1.3. The delivery to the Purchaser and Seller by ABMI of a certificate signed by the auditors of ~~the Company~~ ABMI which confirms the amount of the ABMI Loan Account as at the Signature Date.

3.2 The conditions in clauses 3.1.1, 3.1.2 and 3.1.3 are expressed for the benefit of both the Seller and the Purchaser.

3.3 The parties shall use their reasonable endeavours to procure the fulfilment of the conditions in clauses 3.1.1, 3.1.2 and 3.1.3 above.

4. **SALE OF THE SHARES**

4.1. The Seller hereby sells to the Purchaser, who hereby purchases from the Seller, the Subject Matter.

4.2. The sale as aforesaid shall come into effect on the Effective Date.

4.3. The Shares are sold cum dividend, distribution and rights which are declared, paid, made or created on or after the Effective Date, but free from all liens, charges and encumbrances.

4.4. The Seller shall be obliged, within 3 days of the payment of the Purchase Price, to deliver to the Purchaser:

4.4.1. Its respective share certificate pertaining to the Shares;

4.4.2. A duly signed and completed CM42 share transfer form (blank as to the transferee) pertaining to their Shares;

4.4.3. A certified copy of a resolution of the directors of the Company approving the transfer of the Shares to the Purchaser; and

4.4.4. A deed of cession with respect to the Claims.

4.5 Within 3 days of the payment of the Purchase Price the Company shall enter the Purchaser into the register of members as the holder of the Shares.

4.6 The Parties hereby agree and record that this Agreement shall not be subject to the filing of any competition merger notification in terms of Chapter 3 of the Competition Act, as the gross value of the Company's assets and the turnover of the Company, as at the Signature Date, fall below the thresholds as set out in the Competition Act.

5. PURCHASE PRICE

5.1. The purchase price for the Shares shall be calculated in accordance with the principles laid out in annexure A hereto ("the Purchase Price"). The amount of the ABMI Loan Account to be converted into shares in the Company in terms of the formula set out in annexure A will be subject to a maximum amount of R10 000 000.

5.2. The Purchase Price shall be apportioned between the Shares and the Claims as follows:

5.2.1. Firstly an amount equal to the combined par value of the Shares shall be apportioned to the Shares;

5.2.2. Secondly to the face value of the Claims;

5.2 3. Thirdly to the Shares.

6. SETTLEMENT OF THE PURCHASE PRICE

6.1 The Purchase Price shall be paid in cash in full within 30 days of the date on which all of the conditions in clause 3.1 are fulfilled or waived.

7. WARRANTIES

7.1. The Seller warrants to the Purchaser that with effect from the Effective Date:

7.1.1. Save for rights and obligations waived by the shareholders of the Company pursuant to the fulfilment of the condition in clause 3.1.1, no person has a right of first refusal, option, claim or encumbrance over or against the Shares.

7.1.2. The Shares constitute the Seller's entire shareholding in the Company.

7.1.3. No amounts are owed by the Company to the Seller and any of their Connected Persons other than the Claims.

7.2. The warranties in clause 7.1 are material and the Purchaser has contracted with the Seller on the basis thereof.

7.3. Notwithstanding the terms of clause 10.1 below, should the Seller be in breach of any one or more of the warranties contained in clause 7.1 above, then without prejudice to other remedies in law which the Purchaser has:

7.3.1. the Purchaser may cancel this agreement by delivery of written notice to the domicilium citandi et executandi of the Seller; and/or

7.3.2. the Purchaser may claim damages, limited to the Purchase Price.

7.4. Save as provided for in clause 7.1, the Shares are sold voetstoots and the Seller makes no warranties or representations and gives no undertakings in respect of the Sares and the Seller shall accordingly not be bound by any other warranties, representations, undertakings or the like, express or implied, of whatsoever nature in regard to the Shares, the Purchaser or any of its underlying assets or liabilities or any other matter affecting the Company.

8. SHARE OF UPSIDE

8.1 For so long as the Purchaser owns the Shares it shall pay to the Seller 50% of every dividend received from the Company by virtue of its ownership of the Shares.

8.2 The Purchaser shall pay to the Seller 50% of the profit which it makes on the on-sale of the Shares and the Claims. If the Shares and the Claims are sold in portions then the profit shall be calculated on a "per Share" basis with respect to the Shares and on a "per Rand" basis, with respect to the Claims, having regard to the original amount apportioned to the Shares and the Claims as per clauses 5.1 and 5.2 above.

8.3 The Purchase shall pay to the Seller 50% of the profit which it makes on the day of listing of the Shares on any stock exchange worldwide. The profit will be determined based on the price at which the Shares are listed on the relevant exchange.

8.4 The payments referred to in clauses 8.1 and 8.2 shall be made within 90 days of the Purchaser receiving the amounts in question.

8.5 Where payment is not made in cash to the Purchaser but is instead made in shares or other securities ("Securities") then the payment to the Seller shall be made by way of delivery of 50% of such Securities within the time frame referred to in clause 8.4 above. However the Purchaser shall also have the option, instead of delivering the Securities as aforesaid, to make a cash payment to the Seller which shall be equal to the issue price of the Securities (if the Securities were issued to the Purchaser) or equal to the price at which the Securities were transferred to the

Purchaser (if such Securities were transferred), provided that the Securities have been issued or transferred at market value. If the Parties cannot agree on the market value of the Securities issued or transferred, the dispute resolution steps as set out in clause 12 will come into effect.

8.6 Where the Purchaser receives payments in tranches then the Purchaser shall pay to the Seller 50% of each tranche received, as and when it is received, subject to clause 8.4.

8.7 The Purchaser shall be entitled to deduct 50% of its costs incurred in the on-sale of the Shares and Claims from any amounts due and payable to the Seller in terms of this clause 8.

9. COSTS

9.1. Each party shall be liable for the costs of their respective legal and other advisors in relation to this agreement.

9.2. Stamp duty with respect to the transfer of the Shares shall be paid by the Purchaser.

9.3. Any other costs incurred by a Party in complying with the terms of this agreement shall be settled by the Party who has incurred the costs.

10. BREACH

10.1. In the event of any party ("the defaulting party") remaining in breach of any term of this agreement after having received 7 (seven) days written notice to remedy such breach from the other party ("the aggrieved party") then the aggrieved party shall have the right, notwithstanding anything to the contrary herein contained, and without prejudice to any other rights the aggrieved party may have in law, to:

10.1.1. claim damages;

10.1.2. claim specific performance (with or without a claim for damages); or

10.1.3. cancel this agreement through delivery of written notice to the aggrieved party (with or without a claim for damages).

11. DOMICILIUM

11.1. The parties choose the following addresses as their respective address for the delivery of any document in connection with this agreement (hereinafter referred to as "service address"):

11.1.1. The Purchaser at: 45 Grange Manor Drive, Rathfarnham, Dublin 15, Ireland

Telefax: +3531 661 8634

11.1.2. The Seller at: 28 Harrison Street, Johannesburg, South Africa

Telefax: +2711 492 1070

11.1.3. The Company at: Building 3, Healthcare Park, Woodlands Drive, Woodmead, Johannesburg, South Africa

Telefax: +2711 656 9703

11.2. Any party may change their service address by delivery of a written notice to that effect to the service address of both of the other parties. The change will be effective from the date of delivery.

11.3. Any notice to be given by any party to another party in terms of this agreement will be given by pre-paid registered post, delivered by hand, delivered by email or delivered by telefax.

11.4. Any notice delivered by hand during normal business hours will be deemed to have been received by the addressee on the date of delivery.

11.5. Any notice delivered by telefax or email shall be deemed to have been received by the addressee on date of dispatch.

11.6. Notices given by prepaid registered post will be deemed to be delivered four Business Days after the date of posting.

12. DISPUTE RESOLUTION

12.1 Any dispute between the Parties which arises in regard to any of the following shall be submitted to arbitration in terms of this clause 12:

12.1.1. the interpretation of; or

12.1.2. the carrying into effect of; or

12.1.3. any of the parties' rights and obligations arising from; or

12.1.4 the termination or purported termination of or arising from the termination of; or

12.1.5. the rectification or proposed rectification of this agreement, or out of or pursuant to this agreement or on any matter which in terms of this agreement requires agreement by the parties, (other than where an interdict is sought or urgent relief may be obtained from a court of competent jurisdiction), shall be submitted to and decided by arbitration.

12.2. That arbitration shall be held

12.2.1. with only the parties and their representatives including their legal representatives, present thereat;

12.2.2. at Cape Town.

12.3. It is the intention that the arbitration shall, where possible, be held and concluded in 45 (forty five) Business Days after it has been demanded. The parties shall use their best endeavours to procure the expeditious completion of the arbitration.

12.4. The arbitration shall be subject to the arbitration legislation for the time being in force in South Africa.

12.5. The arbitrator shall be an impartial admitted commercial attorney or advocate whether practicing or non-practicing of not less than 15 (fifteen) years standing appointed by the parties or, failing agreement by the parties within 14 (fourteen) days after the arbitration has been demanded, at the request of either of the parties

shall be nominated by the Law Society of the Cape of Good Hope. If that Society fails or refuses to make the nomination, either party may approach the High Court of South Africa to make such an appointment. To the extent necessary, the court is expressly empowered to do so.

12.6. A pre-arbitration meeting will be held in the presence of the arbitrator in order to agree on the process to be followed and the service of pleadings and notices. In the absence of agreement the arbitrator will make a ruling as to such service and time limits.

12.7. The parties shall keep the evidence in the arbitration proceedings and any other ruling made by any arbitrator confidential unless otherwise contemplated herein.

12.8. The arbitrator shall be obliged to give his award in writing fully supported by reasons.

12.9. The provisions of this clause are several from the rest of this agreement and shall remain in effect even if this agreement is terminated for any reason.

12.10. The arbitrator shall have the powers of a judge of the high court of South Africa.

12.11. This clause shall not mean or be deemed to mean or interpreted to mean that either of the parties shall be precluded from obtaining interim relief on an urgent basis from a court of competent jurisdiction pending the decision of the arbitrator.

13. This Agreement may be executed in any number of counterparts and by the different Parties hereto on separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts together shall constitute one and the same instrument.

DATED at Tokai this the 20 day of February 2008.

AS WITNESSES:

1. ______________________

2. ______________________

____
For and on behalf of the Purchaser who warrants that he is duly authorised to sign on behalf of the Purchaser.

DATED at Bryanston this the 18th day of February 2008.

AS WITNESSES:

1. ______________________

2 ______________________

____
For and on behalf of the Seller who warrants that he is duly authorised to sign on behalf of the Seller.

DATED at Tokai this the 21 day of February 2008.

AS WITNESSES:

1. ______________________

2. ______________________

____
For and on behalf of the Company who warrants that he is duly authorised to sign on behalf of the Company.

ANNEXURE A

PURCHASE PRICE CALCULATION

This document is an annexure to the sale agreement ("the Sale Agreement") in terms of which JCI Ltd ("the Seller") sells 8000 shares in Bioclones (Pty) Ltd ("the Company") to Futuremed Pharmaceuticals (Pty) Ltd ("the Purchaser").

This annexure stipulates the manner of calculation of the Purchase Price.

This annexure comprises part of the Sale Agreement and all terms defined in the Sale Agreement shall have the same meaning in this annexure, save where specifically defined to the contrary herein.

1. Clause 10 of the Shareholders Agreement grants ABMI the right to convert the ABMI Loan Account into shares in the Company.
2. Clause 10.6 of the shareholders agreement stipulates that the subscription price per share shall be calculated by dividing the amount of R60 000 000.00 by the number of shares in the issued capital of the Company prior to the allotment and issue of the new shares to ABMI as a result of the conversion.
3. Prior to the conversion there are 20 040 ordinary shares in issue in the Company.
4. The parties consequently agree that (for the purpose of the Purchase Price calculation herein) the price per share at which shares will be hypothetically issued to ABMI will be R2 994.01 per share.
5. In terms of clause 3.1.3 of the Sale Agreement a certificate signed by the auditors of ~~the Company~~ ABMI shall be prepared and delivered to the parties which shall stipulate the face value of the ABMI Loan Account as at the Signature Date ("the Loan Certificate"). The certificate shall be final and binding on the parties.

6. The figure contained in the Loan Certificate shall be used to calculate the hypothetical number of shares which ABMI would be entitled to in the Company were it to have converted such loan account in the manner set out above.

7. The percentage by which the Shares would be diluted based on a hypothetical conversion of the loan figure reflected in the Loan Certificate shall then be calculated. The calculation shall be to the third decimal point with fractions thereafter rounded to the nearest decimal point with the number 5 rounded up.

8. For the purpose of the calculation in this agreement it is agreed that the Seller's current percentage holding of ordinary shares in the Company is 39.92%.

9. The sum of R5 000 000 shall then be multiplied by the percentage by which the Seller's 39.92% holding has diluted. The resultant figure will be subtracted off the sum of R5 000 000 and the Purchase Price payable by the Purchaser to the Seller will be the amount remaining after such subtraction.

10. By way of example:

   a. Should the Loan Certificate reflect that the face value of the ABMI Loan Account is R10 000 000 then the number of new shares which would be hypothetically issued to ABMI would be 3 340 (based on the agreed issue price reflected in point 4 above).

   b. Thus the share capital of the Company would be increased to 23 380 ordinary shares and the holding of the Seller would be reduced to 34.217%.

   c. The percentage reduction from 39.92% to 34.217% is 14.286%.

   d. R5 000 000 multiplied by 14.286% is 714 300.

   e. R5 000 000 less 714 300 is R4 285 700.

   f. Accordingly the Purchase Price would be R4 285 700 in the event that the amount reflected in the Loan Certificate were R10 000 000.

11. It is furthermore recorded that the ABMI Loan Account accrues interest and furthermore ABMI tends to advance funds on loan account from time to time to the Company. The ABMI Loan Account may therefore increase after the Signature Date.

However notwithstanding the aforesaid it is agreed that the calculation of the Purchase Price shall be based on the amount reflected in the Loan Certificate.

12. Lastly, it is recorded that the Purchase Price calculation reflected in this annexure is based on a hypothetical, not an actual, conversion of the ABMI Loan Account into share capital in the Company.

ANNEXURE B

This annexure forms part of the agreement between Futuremed Pharmaceuticals (Proprietary) Limited ("the Purchaser") and JCI Limited ("the Seller") in terms of which the Seller sells to the Purchaser all of its shares and loan account in Bioclones (Proprietary) Limited ("the Company").

The Purchaser shall be obliged to immediately notify the Seller in writing once it enters an agreement to give effect to any transaction contemplated in terms of clauses 8.1, 8.2 or 8.3 of the agreement to which this annexure is attached. The Purchaser shall in addition hereto be obliged on an annual basis after the end of each financial year of the Company to provide the Seller with a certificate stating whether or not there has been any transaction as contemplated in terms of the said clauses 8.1, 8.2 or 8.3 in the financial year in question.

8

67\Agr\JCI1583 – Sale of Shares Agr
TDW/nr
100408

EXECUTION

SALE OF SHARES AGREEMENT

BETWEEN

JCI GOLD LIMITED

AND

MOWANA INVESTMENTS (PROPRIETARY) LIMITED

DENEYS | REITZ
ATTORNEYS

1216

Exhibit 34

67\AgrUCH583 – Sale of Shares Agr
TDW/ir
100408

EXECUTION

SALE OF SHARES AGREEMENT

BETWEEN

JCI GOLD LIMITED

AND

MOWANA INVESTMENTS (PROPRIETARY) LIMITED

DENEYS | REITZ
ATTORNEYS

TABLE OF CONTENTS

ANNEXURES

SALE OF SHARES AGREEMENT

1. **PARTIES**

1.1 **JCI GOLD LIMITED**

1.2 **MOWANA INVESTMENTS (PROPRIETARY) LIMITED**

2. **INTERPRETATION**

2.1 The headnotes to the clauses of this Agreement are for reference purposes only and shall in no way govern or affect the interpretation of nor modify nor amplify the terms of this Agreement nor any clause hereof.

2.2 Unless inconsistent with the context, the words and expressions set forth below shall bear the following meanings and cognate expressions shall bear corresponding meanings:

"the Act"	the Companies Act, No. 61 of 1973, as amended;
"Agreement"	this sale of shares including the schedules and annexures thereto;
"Beachcove"	Beachcove Holdings (Proprietary) Limited (Registration No. CAN: 054291379), a company with limited liability incorporated in accordance with the laws of Australia, of 34 Parliament Place, West Perth, Western Australia, 6005;
"Beachcove Sale"	the transaction arising out of the acceptance

by Beachcove of the offer to minority shareholders of the Company made by the Seller on 14 December 2007, and which is subject to the approval of the South African Reserve Bank, such approval has been granted;

"Business Day" — any day other than a Saturday, Sunday or official public holiday;

"the Claims" — the aggregate of all amounts owing by the Company or its Subsidiaries on any account whatsoever, to the Seller at the Closing Date which shall include the JCI (Isle of Man) Loan Account and the Weston Investments Loan Account;

It is recorded that the Claims in favour of the Seller and of JCI (Isle of Man) referred to above have been subordinated in favour of the creditors of Skygistics, generally, by Subordination Agreements dated 8 October 2007 and 9 October 2007, respectively, which Subordination Agreements remain of full force and effect for a period of one year from the signature date thereof, and that the Claims are transferred pursuant to this Agreement subject to such encumbrances;

"the Closing Date" — the Business Day following the date of fulfilment or (where capable of waiver) waiver, of all the conditions precedent set

out in clause 4;

"the Company"	Skygistics (Proprietary) Limited (Registration No. 2000/018328/07) a company with limited liability incorporated in accordance with the laws of South Africa, and having its registered office at 28 Harrison Street, Johannesburg, 2001;
"ECNS"	Electronic Communication Network Services;
"the Effective Date"	Notwithstanding the Signature Date or the Closing Date, 30 November 2007;
the "Financial Statements"	the audited financial statements of the Company as at 31 March 2005;
"Graceford"	Graceford Holdings Limited (Registration No. 6/2000/8239) a company with limited liability incorporated in accordance with the laws of Mauritius, of c/o Inter-Ocean Management Limited, Suite 320, 3rd Floor, Barkly Wharf, le Caudon Waterfront, Port Louis, Mauritius;
"Graceford Settlement"	the settlement agreement concluded between the Seller and Graceford whereby Graceford has agreed to accept 15 040 000 JCI ordinary Shares in full settlement of the purchase price owing by the Seller to Graceford for 34% of the Shares in the

Company acquired by the Seller from Graceford pursuant to an agreement entered into in June 2003. Completion of the Graceford Settlement is subject to the approval of the SA Reserve Bank, including approval of the cession by Graceford of its rights under the said settlement to Beachcove Holdings (Pty) Limited (Registration No. CAN: 054291379);

"ICASA"	the Independent Communications Authority of South Africa;
"IFRS"	International Financial Reporting Standards as applied in the Republic of South Africa;
"JCI"	JCI Limited (Registration No. 1894/00084/06), a public company with limited liability, duly registered and incorporated in accordance with the laws of South Africa and having its registered office at 28 Harrison Street, Johannesburg, 2001, South Africa;
"JCI (Isle of Man)"	JCI (Isle of Man) Limited (Registration No. 061597C) a company with limited liability incorporated in accordance with the laws of the British Isle of Man and having its registered office at Falcon Cliff, Palace Road, Douglas, Isle of Man IM2 4LB, British Isles;

"JCI (Isle of Man) Loan Account"	all claims on loan account owed by the Company to JCI (Isle of Man) as at the Effective Date;
the "Management Accounts"	the financial management accounts of the Company and the Subsidiaries for the period from 1 April 2005 to the Effective Date;
"Party" or "Parties"	the Seller and the Purchaser or if the context so requires, one of them;
the "Prime Rate"	the lowest overdraft rate charged by First National Banks on unsecured overdraft to its first class commercial and industrial customers as certified by any manager of such bank from time to time, whose appointment it shall not be necessary to prove;
"the Purchaser"	Mowana Investments (Pty) Limited (Registration No. 2002/023574/07) a company with limited liability incorporated in accordance with the laws of South Africa and having its registered office at 22 Hurlingham Road, Illovo Boulevard, Illovo 2196, Johannesburg, South Africa;
"the Seller"	JCI Gold Limited (Registration No. 1998/005215/06) a company with limited liability incorporated in accordance with the laws of South African and having its registered office at 28 Harrison Street,

	Johannesburg, 2001, South Africa. The Seller is a wholly-owned subsidiary of JCI;
"the Seller's Auditors"	KPMG of 85 Empire Road, Parktown, Johannesburg, South Africa;
"the Shares"	10 000 000 (ten million) ordinary shares of R0,001 each, fully paid up, in the issued share capital of the Company, comprising 100% of the total issued share capital of the Company;
"the Signature Date"	the date of signature of this Agreement by the last signatory hereto;
"Startrack"	Startrack Communications Australia (Pty) Limited (Registration No. ACN 086437283) of 18 Prowse Street, West Perth, Australia, which is a wholly owned subsidiary of the Company;
"the Subsidiaries"	Leadership Enterprise Intelligence (Pty) Limited (Registration No. 1999/023564/07), Le Q-Leadership Enterprise in Intelligence (Proprietary) Limited (Registration No. 1998/003539/07) and Startrack which are all wholly-owned subsidiaries of the Company;
"VANS"	Value Added Network Services;
"Weston Investments"	Weston Investments (Proprietary) Limited (Registration No. ACN009206473) of 945

	Wellington Street, Perth, WA6005, Australia;
"Weston Investments Loan Account"	all claims on loan account owed by the Company's Subsidiary, Startrack, to Weston Investments as at the Effective Date.

2.3 If any provision in a definition is a substantive provision conferring rights or imposing obligations on either Party, notwithstanding that it is only in the definition clause, effect shall be given to it as if it were a substantive provision of this Agreement.

2.4 Unless inconsistent with the context, an expression which denotes:

2.4.1 any one gender includes the other gender;

2.4.2 a natural person includes an artificial person and *vice versa*; and

2.4.3 the singular includes the plural and *vice versa*.

2.5 The schedules to this Agreement form an integral part hereof and words and expressions defined in this Agreement shall bear, unless the context otherwise requires, the same meaning in such schedules.

2.6 When any number of days is prescribed in this Agreement, same shall be reckoned inclusively of the first and exclusively of the last day unless the last day falls on a day which is not a Business Day, in which case the last day shall be the immediately following Business Day.

2.7 In the event that the day for payment of any amount due in terms of this Agreement should fall on a day which is not a Business Day, then the relevant date for payment shall be the following Business Day.

2.8 Where figures are referred to in numerals and in words, if there is any conflict between the two, the words shall prevail.

2.9 Where any term is defined within the context of any particular clause in this Agreement, the term so defined, unless it is clear from the clause in question that the term so defined has limited application to the relevant clause, shall bear the same meaning as ascribed to it for all purposes in terms of this Agreement, notwithstanding that that term has not been defined in this interpretation clause.

2.10 Any reference to an enactment in this Agreement is to that enactment as at the Signature Date and as amended or re-enacted from time to time.

2.11 The rule of construction that the contract shall be interpreted against the Party responsible for the drafting or preparation of the Agreement, shall not apply.

2.12 The expiration or termination of this Agreement shall not affect such of the provisions of this Agreement as expressly provide that they will operate after any such expiration or termination or which of necessity must continue to have effect after such expiration or termination, notwithstanding that the clauses themselves do not expressly provide for this.

2.13 The headings to the clauses and schedules of this Agreement are inserted for reference purposes only and shall in no way govern or affect the interpretation of nor modify nor amplify the terms of this Agreement nor any clause or schedule hereof.

3. INTRODUCTION

3.1 The Seller is the beneficial owner (alternatively, has contracted to and undertakes in favour of the Purchaser to procure full beneficial ownership)

of the Shares and of the Claims and will, as at the Closing Date, be entitled to dispose of 100% of same.

3.2 The Seller wishes to sell and the Purchaser wishes to purchase the Shares and the Claims upon the terms and conditions contained in this Agreement.

4. **CONDITIONS PRECEDENT**

4.1 This entire Agreement, save for clauses 1, 2, 3, 4 and 19 to 28 inclusive, is subject to the fulfilment of the following conditions precedent by not later than 31 July 2008 or such later date as the parties may agree in writing:

4.1.1 obtaining of the consent insofar as it may be necessary, of the relevant exchange control authorities of the Republic of South Africa, for the parties to perform their respective obligations in terms of this Agreement. The Seller shall be responsible for obtaining such consent/s provided that the Purchaser renders all such assistance as may be reasonably required;

4.1.2 the written approval, insofar as it may be necessary in law of any regulatory authority having jurisdiction over the Parties or the Company, including, without limitation, the Competition Commission and ICASA, to enable the terms and conditions of this Agreement to be carried into effect;

4.1.3 written confirmation that the Graceford Settlement has been approved by the SA Reserve Bank and fully implemented, discharging all claims of any nature whatsoever that Graceford may have against the Seller in relation to that portion of the Shares acquired by the Seller from Graceford and disposed of by the Seller to the Purchaser pursuant to this Agreement;

4.1.4 the written consent (to the extent that the Company is contractually bound to obtain same) of the following strategic associates of the Company, approving the change of control of the Company brought about by the transaction set out in this Agreement:-

4.1.4.1 Transcore Globalwave (Canada); and

4.1.4.2 Business Information Systems Limited (Gibraltar);

4.1.5 written confirmation that the Beachcove Sale has been approved by the SA Reserve Bank and fully implemented, discharging all claims of any nature whatsoever that Beachcove may have against the Seller in relation to that portion of the Shares acquired by the Seller from Beachcove and disposed of by the Seller to the Purchaser pursuant to this Agreement.

4.2 The Parties shall use reasonable commercial endeavours to procure the fulfilment of these conditions precedent as soon as reasonably possible after the Signature Date. If all of these conditions precedent are not fulfilled by the date specified in clause 4.1 of this Agreement (save for clauses 1, 2, 3, 4 and 19 to 28 inclusive which shall remain of full force and effect) shall be of no force or effect and save that each Party shall be obliged to restore as close as possible the status ante quo (ie. the position that existed in respect of each Party before this Agreement was entered into, including the return by the Seller of all amounts paid to it pursuant to clause 7.1 by the Purchaser) no Party shall have any claim against any other party for anything done hereunder or arising hereout.

4.3 The conditions contained in clauses 4.1.4 to 4.1.6 are for the benefit of the Purchaser and may be wholly or partially waived in its discretion by written notice to the other Parties to this effect to be received by no later than the date referred to in 4.1, whereupon such conditions shall be

deemed to be fulfilled. All other conditions precedent (if capable of waiver) may only be waived by the written mutual consent of the Parties.

5. SELLER'S COVENANTS

5.1 The Seller covenants in favour of the Purchaser that it will by no later than 31 July 2008 (or such later date as may be agreed in writing between the Parties) procure:

5.1.1 the cession in its favour of all claims owed on whatsoever account by the Company or its Subsidiaries to JCI (Isle of Man) as of 30 November 2007; and

5.1.2 the cession in its favour of all claims owed on whatsoever account by the Company's Subsidiary, Startrack, to Weston Investments as of 30 November 2007;

so that it is able to transfer beneficial ownership therein to the Purchaser, pursuant to this Agreement.

5.2 To the extent that any regulatory approval such as the approval of the South African Reserve Bank is required for purposes of the Seller procuring and implementing the requirements of clause 5.1.1 and 5.1.2 above, the time limit stipulated in clause 5.1 will be automatically extended by the period required in order for the Seller to obtain such approval.

5.3 The Seller agrees to use reasonable commercial endeavours to procure cession of the claims referred to in clauses 5.1.1 and 5.1.2 above as soon as possible after the Completion Date.

6. PURCHASE AND SALE TRANSACTION

Subject to the terms and conditions of this Agreement (and specifically to the right of the Purchaser to appoint a nominee as contemplated in clause 29 hereof) the Seller hereby sells to the Purchaser which hereby purchases the Shares and the Seller's right, title and interest in and to the Claims with effect from the Effective Date.

7. PURCHASE PRICE AND ALLOCATION THEREOF

7.1 The aggregate Purchase Price payable by the Purchaser to the Seller for the Shares and the Claims shall be the sum of R12 000 000 (twelve million Rand).

7.2 The Purchase Price shall be allocated as to:

7.2.1 an amount of R3 000 000 (three million Rand), to the value of the Shares; and

7.2.2 the balance of the Purchase Price to the Claims.

8. PAYMENT OF THE PURCHASE PRICE

8.1 The Purchase Price shall be paid in cash into a bank account nominated by the Seller for this purpose in the manner following:

8.1.1 on the Signature Date, and following signature of this Agreement an amount of R1 000 000 (one million Rand) will be paid by the Purchaser;

8.1.2 on or before the 90th (ninetieth) day following the Signature Date an amount of R7 000 000 (seven million Rand) will be paid by the Purchaser; and

8.1.3 on or before confirmation of fulfilment of the condition precedent listed in clause 4.1.4.2 (ie. acquisition by the Seller of the Weston Investments Loan Account); or 4.1.6 (confirmation of the Graceford Settlement), whichever occurs last, an amount of R4 000 000 (four million Rand) will be paid by the Purchaser.

8.2 No interest shall accrue on the Purchase Price or any balance outstanding from time to time, but not in the event of the Purchaser being in breach, in which event the provisions of clause 22 shall be of application.

9. **ACCOUNTS**

9.1 The Seller shall procure that:

9.1.1 the Financial Statements for the Company and the latest available audited financial statements for Startrack, separately, as prepared, and certified by their auditors or respective company secretaries; and

9.1.2 the Management Accounts, signed and certified by the management of the Company;

shall be delivered to the Purchaser by no later than 5 days after the Closing Date or such later date as may be mutually agreed in writing.

9.2 The accounts referred to in sub-clauses 9.1.1 and 9.1.2 shall be prepared subject to the following:

9.2.1 all liabilities shall be accrued including, without limitation, leave pay;

9.2.2 all prepayments shall be taken into account.

9.3 The Purchaser shall use all reasonable endeavours to procure that within 6 (six) months from the Closing Date:

9.3.1 the year end audits for the 2006 and 2007 financial years of the Company are completed; and

9.3.2 that an interim audit for the period from 1 April 2007 to the Effective Date be carried out by KPMG, on the basis that the Company shall contribute an amount of R85 000 (eighty five thousand Rand) towards the cost of such interim audit, with the Seller undertaking to pay any portion of the cost of such interim audit which exceeds R85 000 (eighty five thousand Rand).

9.4 The Seller will use all reasonable endeavours to procure that the tax affairs of the Company are up to date as of the Effective Date (tax calculation for audit purposes and appropriate tax returns).

10. DUE DILIGENCE

The Purchaser acknowledges that it has access to the assets, books of account, Forensic reports prepared by KPMG Services (Proprietary) Limited and personnel of the Company for the purpose of conducting such due diligence investigations as have been deemed necessary by it, and that save for any warranties specifically given by the Seller pursuant to clause 12 hereof, the Shares and Claims are sold voetstoots and as they stand, with any other representations, warranties or undertakings that are not set out in this Agreement being expressly excluded from this transaction.

11. CLOSING

11.1 On the Closing Date the Seller shall physically deliver to the Purchaser:

11.1.1 certificates in respect of the Shares together with a currently dated transfer form/s relating thereto, duly signed by the Seller and in blank as to the transferee;

11.1.2 written cession/s of the Claims in favour of the Purchaser or its nominee. The Seller shall also furnish to the Purchaser all agreements giving effect to intermediate cessions of the JCI (Isle of Man) loan account and the Weston Investments Loan Account, to the extent that such claims have been ceded between the holders of such claims as at the Signature Date, and other companies of the JCI group of companies, culminating in such claims vesting in the Seller;

11.1.3 the written resignations of L Maxwell, P Gray, S Cavanagh and K Eborall as directors, the secretary and the public officer of the Company, plus a written confirmation from each of them that such person shall have no claim against the Company as a result of loss of office or termination of employment and have no outstanding claims against the Company;

11.1.4 the written undertaking of the auditors of the Company to resign if so requested by the Company;

11.1.5 a certified copy of a resolution of the directors of the Company:

11.1.5.1 approving the transfer of the Shares to the Purchaser or its nominee/s;

11.1.5.2 noting the cession of the Claims;

11.1.5.3 appointing the nominees of the Purchaser as directors of the Company;

11.1.5.4 accepting the resignations of the existing non-executive directors, secretary and public officer of the Company;

11.1.6 written confirmation from the Company's auditors that all amounts owing to the Company and referred to in clause 16 hereof have been paid in full;

11.1.7 all books, documents and records of the Company;

11.1.8 all share certificates evidencing the ownership by the Company of the entire issued share capital of the Subsidiaries;

and by constructive delivery (*traditio longa manu*):

11.1.9 all assets of the Company as per the official assets register of Skygistics;

11.1.10 all the assets of Startrack as disclosed in that company's financial statements, namely, the license with Vistar, the earth station equipment and software and the PPC rack and software; and

11.1.11 all the movable assets and tools of LeQ Leadership Enterprise in Intelligence (Pty) Limited.

11.2 The Shares shall pursuant to clause 11.1 be transferred into the name of the Purchaser (or of its written nominees) and the Claims shall be ceded and transferred to the Purchaser – all on the Closing Date.

12. <u>WARRANTIES</u>

12.1 The Seller gives to the Purchaser the warranties set out in Annexure "A" hereto ("the Warranties") in respect of the Company and of the Subsidiaries it being agreed that:

12.1.1 the warranties shall also be deemed to be representations and undertakings by the Seller in favour of the Purchaser;

12.1.2 each warranty shall prima facie be deemed to be a representation of fact inducing the Purchaser to enter into this Agreement.

12.1.3 insofar as any of the warranties is promissory or relates to a future event, it shall be deemed to have been given as at the due date for fulfilment of the promise or for the happening of the event, as the case may be; and

12.1.4 each warranty shall be a separate warranty and in no way limited or restricted by reference to or inference from the terms of any other warranty.

12.2 The Purchaser is entering into this Agreement relying upon the warranties.

12.3 Unless otherwise stated or otherwise required by the context the warranties shall apply as at the Effective Date and the Closing Date, and during the period between those dates.

12.4 In the event of any breach or non-fulfilment on or before the Closing Date of any of the representations, warranties or undertakings given by the Seller or in the event of any matter or thing arising or becoming known or being notified to the Purchaser which is inconsistent with any such representation, warranty or undertaking or with any other provision of this Agreement and which would give rise to a claim under any provision of this Agreement, the Purchaser shall only be entitled to cancel this Agreement if such Warranty is a material Warranty going to the root of the agreement, and subject to the provisions of clauses 12.6 and 12.8, the Purchaser's claim shall be limited to a claim for a reduction of the Purchase Price or general damages.

12.5 Save for those warranties and representations expressly given or made in this Agreement, no other warranties or representations are given or made, whether express or implied, and the Purchaser hereby irrevocably waives any rights (whether under common law or otherwise) which it may have to rely thereon and the Business is purchased on the basis that it is taken voetstoots.

12.6 The maximum total amount which the Purchaser shall be entitled to recover from the Seller arising out of or which may be attributable to any failure by the Seller to properly comply with and/or discharge any of its obligations in terms of this Agreement and/or in respect of any breach of any warranty in terms of this Agreement shall be limited to and shall not exceed in aggregate the Purchase Price paid by the Purchaser to the Seller in terms of this Agreement.

12.7 A Party's claim against the other Party shall further be limited to direct damages only and no Party shall not be liable to the other Party for any indirect, incidental, special, consequential or any other similar damages arising from this Agreement whether or not advised of the possibility of the damages.

12.8 Notwithstanding anything to the contrary in this Agreement the Purchaser shall not have any claim in respect of any action arising from a breach of any warranty, unless, in respect of an individual claim as a result of a breach, the amount being claimed exceeds R1 200 000 (one comma two million Rand).

12.9 Any claim made upon the Seller in respect of any representations, undertakings or warranties contained in this Agreement shall be wholly barred and unenforceable unless proceedings in respect thereof shall be issued and served within 3 (three) years from the Signature Date.

12.10 Each of the warranties shall be deemed to be qualified to the extent that the Seller has made written disclosures to the Purchaser in this Agreement.

13. INDEMNITIES

13.1 Without prejudice to any of the other rights of the Purchaser arising from any of the provisions of this Agreement but provided that the maximum limit of indemnity afforded by the Seller pursuant to this clause 13 shall not exceed the Purchase Price, the Seller indemnifies the Purchaser and/or the Company and holds it harmless against all loss, liability, damage or expense which the Purchaser may suffer as a result of or which may be attributable to any claims which may arise as a result of the fraudulent and/or illegal actions or omissions of any individuals who were directors of the Company or any Subsidiary or who were the employees, agents or delagatees of such directors prior to 24 August 2005;

13.2 The Purchaser shall notify the Seller of any claim which may be made against the Company or the Subsidiaries in respect of any of the matters referred to in clause 13.1 at the earliest possible time of the Purchaser becoming aware thereof, to enable the Seller to take steps to contest such claim.

13.3 The Seller first shall be entitled to contest the claim in the name of the Company (or Subsidiary concerned) and shall be entitled to control the proceedings in regard thereto; provided that:

13.3.1 the Seller indemnifies the Purchaser, the Company (and the Subsidiary) against all costs (including attorney and client costs and any other costs not recoverable on taxation) which may be incurred as a consequence of such steps and the Purchaser shall be entitled to require the Seller to give reasonable security against such costs;

13.3.2 the Purchaser shall procure that the Company (or Subsidiary concerned) renders reasonable assistance to the Seller (at the reasonable expense of the Seller) in regard to the steps taken by the Seller.

13.4 In the event that the Company (or any Subsidiary) suffers any loss, liability, damage or expense in respect of which an indemnity is given in terms of this clause 13, the amount of such loss, liability, damage or expense shall be deemed to be an amount payable by the Seller to the Purchaser in terms of this clause 13.

13.5 Notwithstanding anything to the contrary contained in this Agreement, the indemnity referred to in clause 13.1 ceases to be of any further force or effect if no legal action has been instituted against the Purchaser and/or the Company (meaning that legal process shall have been issued and served on the Company or the Purchaser) within three years of the Closing Date.

14. **BENEFIT AND RISK**

The benefit in and risk relating to the Company shall be deemed to have passed to the Purchaser with effect from the Closing Date.

15. **TRANSACTION INDIVISIBLE**

All the transactions and arrangements contained or contemplated by this Agreement constitute a single and indivisible transaction.

16. **DEBTS OWED TO THE COMPANY BY THE SELLER'S GROUP**

The Seller shall procure that, on or before the Closing Date, any and all amounts of whatsoever nature owing to the Company by the Seller or its holding

company or any subsidiary of the Seller or its holding company shall have been paid in full.

17. **RIGHTS RESERVED IN FAVOUR OF THE SELLER**

Notwithstanding the transfer of ownership in the Shares and Claims by the Seller to the Purchaser pursuant to this Agreement, it is recorded that the Seller retains the undermentioned rights for a period of 3 (three) years from the Signature Date:-

17.1 the Seller shall during the aforementioned 3 (three) year period have access to the historical corporate records of the Company and its Subsidiaries should this be required for any forensic and/or regulatory reasons, and the Purchaser shall procure that such access is given as and when required during normal office hours; and

17.2 should the Seller require it in respect of any material claim arising in the name of the Company in relation to any period prior to the Effective Date (a "material claim" for the purposes of this sub-clause being defined as one which exceeds R2 500 000), the Seller shall be entitled to pursue such claim in the name of the Company, *mutatis mutandis*, in accordance with the provisions of sub-clauses 13.2 and 13.3 of this Agreement at the cost and for the benefit of the Seller.

18. **PURCHASER'S WARRANTIES**

The Purchaser warrants in favour of the Seller that:

18.1 for the purposes of broad-based black economic empowerment ("BEE") as defined by the Broad-based Black Economic Empowerment Act, 2003 (Act 53 of 2003), as amended and the purposes of the Broad-based Socio-Economic Empowerment Charter for the South African Information and

Communications Technology Industry, it is black owned and controlled; and

18.2 it shall procure that such black ownership and control will not fall below the 30% level required by ICASA in connection with the application made by the Company for the conversion of its licence from a VANS licence to an ECNS licence.

19. BREACH

Should any party ("the Defaulting Party") commit a breach of any of the provisions hereof, then any of the other Parties ("the Aggrieved Party") shall be obliged to give the Defaulting Party 14 days written notice to remedy the breach. If the Defaulting Party fails to comply with such notice, the Aggrieved Party shall be entitled to cancel this Agreement against the Defaulting Party or to claim immediate payment and/or performance by the Defaulting Party of all of the Defaulting Party's obligations whether or not the due date for payment and/or performance shall have arrived, in either event without prejudice to the Aggrieved Party's rights to claim damages. The aforegoing is without prejudice to such other rights as the Aggrieved Party may have at law; provided always that, notwithstanding anything to the contrary contained in this Agreement, the Aggrieved Party shall not be entitled to cancel this Agreement for any breach by the Defaulting Party unless such breach is a material breach going to the root of this Agreement and is incapable of being remedied by a payment in money, or if it is capable of being remedied by a payment in money, the Defaulting Party fails to pay the amount concerned within 14 days after such amount has been determined.

20. MUTUAL SUPPORT

The Parties undertake at all times to do all such things, to act in good faith and perform all such acts and to take all such steps and to procure the doing of all such things, the performance of all such actions and the taking of all such steps

as may be open to them and necessary for or incidental to the putting into effect or maintenance of the terms, conditions and import of this Agreement.

21. PARTIES NOT AFFECTED BY WAIVER OF BREACHES

21.1 The waiver (whether express or implied) by any Party of any breach of the terms or conditions of this Agreement by any of the other Parties shall not prejudice any remedy of the waiving Party in respect of any continuing or other breach of the terms and conditions hereof.

21.2 No failure, delay, relaxation or indulgence on the part of any Party in exercising any power or right conferred on such Party in terms of this Agreement shall operate as a waiver of such power or right nor shall any single or partial exercise of any such power or right preclude any other or further exercises thereof or the exercise of any other power or right under this Agreement.

21.3 The expiry or termination of this Agreement shall not prejudice the rights of any Party in respect of any antecedent breach or non-performance by the other Party of any of the terms or conditions hereof.

22. VARIATIONS NOT EFFECTIVE UNLESS IN WRITING

No variation, modification or waiver of any provision of this Agreement, or consent to any departure therefrom or cancellation of, shall in any way be of any force or effect unless confirmed in writing and signed by the Parties and then such variation, modification, waiver, consent or cancellation of shall be effective only in the specific instance and for the purpose and to the extent for which made or given.

23. COSTS

23.1 The costs of the negotiation, preparation and signature of this Agreement shall be borne by the Purchaser and Seller in equal shares. In this regard the Seller shall pay the fees and disbursements of the attorneys appointed to prepare this Agreement, and recover one half thereof from the Purchaser. The Purchaser shall pay stamp duty on the transfer of the shares.

23.2 If any Party to this Agreement is an "Aggrieved Party" as contemplated in clause 19 of this Agreement, then the Aggrieved Party shall be entitled to recover from any Party to this Agreement who is a "Defaulting Party" as contemplated in clause 19 of this Agreement, all costs and expenses incurred by the Aggrieved Party of enforcing its rights under this Agreement on the scale as between attorney and own client.

24. INTEREST

Interest shall be claimable by any Party to whom any payment of a liquidated sum has fallen due under this Agreement and which remains unpaid past the due date thereof, at the Prime Rate plus 2% from the due date of such amount until date of payment (both dates, inclusive).

25. DOMICILIUM

25.1 The Parties hereto choose *domicilia citandi et executandi* for all purposes of and in connection with this Agreement as follows:

the Seller: 28 Harrison Street
Johannesburg
2001
Fax No. (011) 492 1070

the Purchaser: 22 Hurlingham Road
Illovo Boulevard
Illovo
Johannesburg
2196
Fax No. (086) 6398808

25.2 Any Party hereto shall be entitled to change its domicilium from time to time, provided that any new domicilium selected by it shall be an address other than a box number in the Republic of South Africa, and any such change shall only be effective upon receipt of notice in writing by the other Parties of such change.

25.3 All notices, demands, communications or payments intended for any Party shall be made or given at such Party's domicilium for the time being.

25.4 A notice sent by one Party to another Party shall be deemed to be received:

25.4.1 on the same day, if delivered by hand;

25.4.2 on the same day of transmission if sent by telex or telefax and if sent by telefax with receipt received confirming completion of transmission;

25.4.3 on the tenth day after posting, if sent by prepaid registered mail.

25.5 Notwithstanding anything to the contrary herein contained a written notice or communication actually received by a Party shall be an adequate written notice or communication to it notwithstanding that it was not sent to or delivered at its chosen domicilium citandi et executandi.

26. GOVERNING LAW

Subject to the provisions of clause 28 hereof the entire provisions of this Agreement shall be governed by and construed in accordance with the laws of the Republic of South Africa. Furthermore the Parties hereto hereby irrevocably and unconditionally consent to the non-exclusive jurisdiction of the Witwatersrand Local Division of the High Court of South Africa in regard to all matters arising from this Agreement.

27. CONFIDENTIALITY

27.1 None of the Parties shall issue any press release or any other public document or make any public statement, in each case relating to or connected with or arising out of the agreement or the matters contained therein (save for any such release, announcement or document which is required to be given, made or published by law or under the rules and regulations of any stock exchange) without obtaining the prior approval of the other Parties to the contents thereof and the manner of its presentation and publication; provided that such approval shall not to be unreasonably withheld or delayed.

27.2 In the case of a release, announcement or document which is required to be given, made or published by law or under the rules and regulations of any stock exchange, the Party liable so to give, make or publish the same shall give to the other Parties as much advance warning thereof as is reasonable in the circumstances together with drafts or a copy thereof as soon as it is at liberty so to do.

27.3 Every Party shall at all times keep confidential (and to ensure that its employees and agents shall keep confidential) any information which it has acquired or may acquire in relation to any of the other Parties (including but not limited to information acquired pursuant to the due

diligence referred to in clause 10) or to any matter arising from or in connection with the agreement, save for any information:

27.3.1 which is publicly available or becomes publicly available through no act or default of the first mentioned Party; or

27.3.2 which was in the possession of that Party prior to its disclosure otherwise than as a result of any breach by a Party of any obligation of confidentiality owed to the other Parties whether pursuant to this Agreement or otherwise; or

27.3.3 which is disclosed to that Party by a third party which did not acquire the information under an obligation of confidentiality; or

27.3.4 which is independently acquired by that Party as a result of work carried out by a person to whom no disclosure of such information has been made,

and shall not use or disclose such information except with the consent of the other Parties or in accordance with an order of court of competent jurisdiction or in order to comply with any law or governmental regulations by which the Party concerned is bound.

27.4 The provisions of this clause 27 shall survive any termination of this Agreement.

28. **ARBITRATION**

28.1 Any dispute between the Parties in regard to:

28.1.1 the interpretation of;

28.1.2 the effect of;

28.1.3 the Parties' respective rights and obligations under;

28.1.4 a breach of;

28.1.5 any matter arising out of;

this Agreement shall be decided by arbitration in the manner set out in this clause.

28.2 The said arbitration shall be held subject to the provisions of this clause:

28.2.1 at Johannesburg;

28.2.2 informally;

28.2.3 otherwise in accordance with the provisions of the Arbitration Act No. 42 of 1965, as amended and the rules of the Arbitration Foundation of South Africa ("AFSA") and in the event of a conflict in this regard, the rules of AFSA shall prevail,

it being the intention that if possible it shall be held and concluded within 60 Business Days after it has been demanded.

28.3 The arbitrator shall be if the question in issue is:

28.3.1 primarily an accounting matter an independent chartered accountant agreed upon between the Parties;

28.3.2 primarily a legal matter, a practising Senior Counsel with no less than 10 years standing agreed upon between the Parties;

28.3.3 any other matter an independent person agreed upon between the Parties.

28.4 If the Parties cannot agree upon a particular arbitrator in terms of clause 28.3 above within 7 Business Days after the arbitration has been demanded, the nomination in terms of clauses 28.3.1, 28.3.2 and 28.3.3, as the case may be, shall on application made by either Party, be made by the AFSA secretariat (or its successor in function) from its panel of qualified arbitrators within 7 days after the Parties have so failed to agree.

28.5 The Parties irrevocably agree that the decision in these arbitration proceedings:

28.5.1 shall be binding on them,

28.5.2 shall be carried into effect,

28.5.3 may be made an order of any Court of competent jurisdiction.

28.6 Any Party may appeal the decision of the arbitrator to a panel of 3 (three) arbitrators (chosen *mutatis mutandis* as set out above) in accordance with the Rules of Appeal of the Arbitration Foundation of South Africa.

28.7 The provisions of this clause 26 shall not preclude either Party from seeking injunctive relief on an urgent basis from the High Court of South Africa, pending resolution of any dispute between the Parties pursuant to these arbitration provisions.

29. PURCHASER'S NOMINEE

The Purchaser may nominate a third party acceptable to the Seller as Purchaser ("Nominated Purchaser") under this Agreement in the place of the Purchaser, as follows:

29.1 the Nominated Purchaser must be in existence at the time of the nomination;

29.2 both the nomination and the Nominated Purchaser's acceptance of the nomination must be in writing and must be delivered to the Seller on or before the Closing Date together with proof to the reasonable satisfaction of the Seller of the authority to the signatory or signatories, failing which the right to nominate will lapse and the Purchaser will remain bound as Purchaser under this Agreement;

29.3 if a nomination and acceptance are duly delivered as set out above, the Nominated Purchaser will thereby for all purposes be substituted for the Purchaser under this Agreement and:

29.3.1 amounts paid by the Purchaser on account of the Purchase Price will be deemed to have been paid by the Nominated Purchaser;

29.3.2 the Purchaser's right to nominate the Nominated Purchaser as Purchaser under this Agreement is conditional on the Purchaser not being in breach of any obligation under this Agreement, and also on the Seller not having the right to cancel this Agreement for any reason at the time the nomination and acceptance are delivered to the Seller, but the Seller may waive this condition;

29.3.3 the Purchaser, being the party defined as Purchaser in clause 2.2 of this Agreement, will automatically by its signature hereto be bound jointly and severally as surety and co-principal debtor with the Nominated Purchaser for fulfilment of all of the obligations assumed by the Nominated Purchaser to the Seller under this Agreement, and will, if required to do so, execute a separate deed of suretyship in favour of the Seller and on terms acceptable to the Seller.

SIGNED at JOHANNESBURG on this 10TH the day of APRIL 2008

in the presence of the undersigned witness.

AS WITNESS:

For and on behalf of

JCI GOLD LIMITED

Name: K Eborall
Capacity: **Director**
Who warrants his authority hereto

SIGNED at Johannesburg on this 10th the day of April 2008

in the presence of the undersigned witness.

AS WITNESS:

For and on behalf of

MOWANA INVESTMENTS (PROPRIETARY) LIMITED

Name: ~~J Frizelle~~
Capacity: **Director**
Who warrants his authority hereto

ANNEXURE "A"

1. WARRANTIES

The following warranties are hereby given by the Seller on the basis set forth in clause 11 of the Agreement ("the Agreement") to which this Schedule is attached as Annexure "A", and all defined terms in the Agreement shall have a corresponding meaning in this Annexure "A". These warranties shall apply in all respects unless qualified or otherwise amended by disclosure by the Seller to the Purchaser in writing prior to the Signature Date. The warranties shall apply mutatis mutandis in respect of each Subsidiary and the word "Company" wherever used in these warranties shall also mean and include each such Subsidiary. The warranties shall be read in the appropriate tense where they refer to past or future events, or past or future Financial Statements or other documents.

2. On the Closing Date -

2.1 the Company will have been duly incorporated as a private Company with limited liability according to the laws of the Republic of South Africa;

2.2 no steps will have been taken and the Seller is not aware of any steps pending or threatened against the Company for its deregistration in terms of Section 73 of the Companies Act No. 61 of 1973 ("the Companies Act");

2.3 the authorised share capital of the Company will be R10 000 divided into 10 000 000 (ten million) shares of R0,001 each, of which 10 000 000 shares of R0,001 each shall have been issued and are fully paid;

2.4 the Seller will be able, entitled and authorised, as may be necessary, validly and effectively to deliver and transfer the Shares and the Claims purchased under the Agreement to the Purchaser or its nominees, and such will be

acquired by the Purchaser or its nominees free and clear of any prior right, lien, charge or encumbrance.

3. On both the Signature and the Closing Dates -

3.1 no person has or will have any present or future right (including any option or right of first refusal or right of pre-emption) to acquire any of the Shares;

3.2 the Company is not and will not be obliged, and neither has any resolution been passed to create or issue any debentures;

3.3 all the books and records of the Company will at all times have been properly maintained according to law, and are and will be true and correct, and, if not up to date, will be capable of being written up to date within a reasonable time so as to record all the transactions of the Company;

3.4 all of the issued shares in the capital of the Company will be of one class ranking *pari passu* with each other;

3.5 the minute books of the Company will contain the originals, or copies duly and properly certified as true and correct, of all resolutions passed by its directors and shareholders since the date of the Company's incorporation;

3.6 the Company has all such licences, consents, permits, approvals, permissions and all other authorities prescribed by law for the lawful conduct of its business in the manner in which it is conducted at those Dates;

3.7 the Company is not liable, whether actually, contingently or otherwise and whether as surety, co-principal debtor, guarantor, delagatee or indemnitor, for the liabilities of any third party;

3.8 save for the agreements concluded with Transcore Globalwave (Canada) and Business Information Systems Limited (Gibraltar), the Company is not and

will not be under any obligation to pay any royalties or fees to any other person;

3.9 the Company is not and will not be party to any agreement -

3.9.1 for the subscription or purchase of shares, debentures or any other instruments in any other company;

3.9.2 for the purchase of any assets, which was entered into other than in the ordinary, normal and regular course of the Company's business (save for the capital expenditure of up to US$500 000 on an earth station, as approved by the board of directors of the Company); or

3.9.3 which will require more than thirty days notice for its lawful termination or cancellation (save for a lease agreement in terms of which the Company leases its business premises at Times Square Office Park, 13 Pieter Street, Highveld Technopark, Centurion and motor vehicle leases), or which will on such termination or cancellation require any payment of whatsoever nature by the Company whether in the form of damages, compensation, penalties, fees or otherwise, or which would require the Company or any of its directors or employees to perform any act or to refrain from performing any act or activity after such termination or cancellation.

3.10 the Company has and will have no material liabilities, whether actual or contingent, other than those disclosed in the Financial Statements or the Management Accounts as defined, and those incurred between the Signature Date and the Closing Date in the ordinary, normal and regular course of conduct of the Company's business;

3.11 the Company shall at all times have fully complied with the provisions of the Income Tax Act No. 58 of 1962 ("the Income Tax Act") and all proper tax returns (including without limitation PAYE and SITE returns) required to be

returned shall have been made by it in respect of all periods from the date of its incorporation to the Closing Date, and all provisional and other taxes shall have been paid as at the due date thereof in compliance with the provisions of the Income Tax Act. The Company will not be liable for any taxation or penalties in respect of any assessment including any estimated, revised or additional assessment arising from any transaction, matter, thing, act or omission which took place at any time or times prior to the Closing Date and for which proper and adequate provision is not made in the Financial Statements;

3.12 subject to any provisions raised in the Financial Statements all assessments for taxation raised in respect of the Company or any of its operations shall have been paid in full or adequate provision therefor shall have been made;

3.13 the Company shall at all times have fully complied with the provisions of the Value Added Tax Act No 89 of 1991 ("the VAT Act"), the Regional Services Councils Act No. 109 of 1985 ("the Regional Services Act"), the Unemployment Insurance Contributions Act No. 4 of 2002 ("the UIF Act"), and the Skills Development Levies Act No. 9 of 1999 ("the SDL Act") and all returns and declarations required to be furnished shall have been furnished by the Company in respect of all periods from the respective dates of commencement of the VAT Act, the Regional Services Act, the UIF Act and the SDL Act to the Closing Date, and all estimates and assessments of tax and levies thereunder shall have been paid on the due date thereof in compliance with the provisions of the VAT Act, the Regional Services Act, the UIF Act and the SDL Act, or full and adequate provision shall have been made in the Financial Statements in respect of such estimates and/or assessments;

3.14 all the assets of the Company whether movable, immovable, fixed or of whatever nature or description will be owned by the Company in full.

3.15 the wear and tear, depreciation or capital allowances applied in the past to the Company's fixed or other assets for tax purposes shall conform in all respects to, and shall not exceed, those authorised and permitted in terms of the Income Tax Act and IFRS; and the written down tax values of all such assets as shown in the Financial Statements shall be correct in all respects;

3.16 the Company's trading stock (if any) will be in a saleable condition without defect or deficiency, and will be shown in the Company's books and records either at cost, or if carried forward from a previous year of assessment at the value which was taken into account as at the end of such previous year in the determination of the Company's taxable income; and no sales or disposals of any such stock shall have been made in any of the Company's financial years where the selling price or any part thereof will accrue only in a subsequent financial year of the Company;

3.17 the Company is and will be insured to the full book or reinstatement value in respect of all of its assets as are of an insurable nature, against all risks normally insured against by a person carrying on a business similar to that of the Company's business; and the Company is adequately insured and until the Closing Date. All such insurance policies are currently in full force and effect and nothing has been done or omitted to be done which could or might make any such policy of insurance void or voidable or unenforceable or terminable, and there is no claim by or against the Company outstanding or likely to be rejected under any such policy;

4. Since the Effective Date and prior to the Closing Date no dividend or other distribution under the Companies Act has been made or declared or paid by the Company, and the Company has not bought back or offered to buyback any of its shares.

5. Since the Effective Date no debts due to the Company have been written off or treated or regarded as irrecoverable, other than in the normal and ordinary course of business.

6. The Company has at all times maintained a register of its assets in accordance with IFRS.

7. The Seller has disclosed in writing to the Purchaser all queries addressed to the Company or any of its representatives by any tax official and the responses thereto, as well as full details of any tax objections lodged by the Company and which have not been fully disposed of.

8. Between the Signature Date and the Closing Date -

8.1 the Company shall continue to carry on its business in the ordinary and regular course;

8.2 the Company shall continue to trade in accordance with the trading style at present adopted by it;

8.3 none of the Company's assets will be sold or otherwise disposed of except in the ordinary course of business;

8.4 other than as a result of the normal annual salary review, the Company shall not vary the terms of employment of or remuneration payable to any of its directors or officers, nor will the Company agree to any compensation or other benefits payable on or in connection with the termination of, or retirement from employment or office of, any such persons;

8.5 the Company shall not enter into any transaction save in the ordinary and regular course of conduct of its business;

8.6 the Company's assets will remain in good order and condition and fully operational, apart from breakdowns in the ordinary course and apart from any loss, damage or destruction beyond the control of the Company, and are and will be properly and adequately insured for the benefit of the Company;

8.7 there will be no material adverse change in the Company's financial position;

8.8 no resolutions will be passed by the members or directors of the Company, save for -

8.8.1 resolutions necessary to give effect to the Agreement, and/or

8.8.2 resolutions approved by the Purchaser in writing;

8.9 the Company will not do or omit to do anything which will -

8.9.1 materially prejudice the goodwill of the Company;

8.9.2 reduce the scope of the Company's business, or

8.9.3 result in any person with whom the Company has a business relationship ceasing to transact business with the Company, or to vary the terms upon which it transacts business with the Company.

Exhibit 35

9)

MEMORANDUM OF AGREEMENT

between

JCI LIMITED

and

GARRY JOHN FROMENTIN

and

LYONS PROPERTY SOLUTIONS (PROPRIETARY) LIMITED

and

LYONS CORPORATE REAL ESTATE (PROPRIETARY) LIMITED

and

LYONS FINANCIAL SOLUTIONS HOLDINGS (PROPRIETARY) LIMITED

DLA CLIFFE DEKKER HOFMEYR

TABLE OF CONTENTS

ANNEXES

WHEREBY THE PARTIES AGREE AS FOLLOWS –

1 **INTERPRETATION**

1.1 In this Agreement -

1.1.1 clause headings are for convenience only and are not to be used in its interpretation;

1.1.2 an expression which denotes -

1.1.2.1 any gender includes the other genders;

1.1.2.2 a natural person includes a juristic person and *vice versa*; and

1.1.2.3 the singular includes the plural and *vice versa.*

1.2 In this Agreement, unless the context indicates a contrary intention, the following words and expressions bear the meanings assigned to them and cognate expressions bear corresponding meanings –

1.2.1 **"AFSA"** means the Arbitration Foundation of Southern Africa;

1.2.2 **"Agreement"** means this memorandum of agreement;

1.2.3 **"Business"** means the property management and advisory services business conducted by the Lyons Group as at the Closing Date, consisting of the Business Assets and the Business Liabilities;

1.2.4 **"Business Assets"** means only the following assets owned by the Lyons Group and used in respect of the Business –

1.2.4.1 the Lyons Name and Trademark;

1.2.4.2 the Contracts

1.2.4.3 the Employees; and

1.2.4.4 the Fixed Assets;

1.2.5 **"Business Liabilities"** means only the following liabilities of the Lyons Group arising from the conduct of the Business –

1.2.5.1 the liabilities to the Employees as provided for in clause 6.6;

1.2.6 **"Closing Date"** the 3rd (third) business day after the date on which the last of the Conditions Precedent is fulfilled or waived, as the case may be;

1.2.7 **"Conditions Precedent"** means the suspensive conditions set out in clause 3;

1.2.8 **"Contracts"** means a schedule of contracts which will be supplied to JCI per clause 4.3, which contracts are in force on the Closing Date, in respect of any member of the Lyons Group;

1.2.9 **"Employees"** means all employees who are employed by any member of the Lyons Group as at the Closing Date, such employees as at the Signature Date being listed in annexe "A";

1.2.10 **"Encumbrance"** means any –

1.2.10.1 mortgage, pledge, lien, deed of cession in the nature of security, assignment in the nature of security, hypothecation, set-off arrangement, security interest or any other agreement or arrangement having the effect or intention of conferring security;

1.2.10.2 arrangement under which money or claims to, or the benefit of, a

bank or other account may be applied, set-off or made subject to a combination of accounts so as to effect discharge of any sum owed or payable to any person; and/or

1.2.10.3 other type of preferential agreement or arrangement (including any title transfer and retention arrangement), the effect of which is the creation of security;

1.2.11 **"Existing Projects"** means –

1.2.11.1 the development known as "Sandton Emperor" undertaken by Royal Anthem Investments; and

1.2.11.2 the development known as "Esprit" undertaken by Western Breeze;

1.2.12 **"Fixed Assets"** means the assets listed in annexe "C";

1.2.13 **"Fromentin"** means Garry John Fromentin, identity number 700107 5375 08 0;

1.2.14 **"Fromentin Group"** means any company, trust or other entity in which Fromentin has any interest of any nature whatsoever, directly or indirectly;

1.2.15 **"Fromentin's Designated Account"** means the bank account nominated by Fromentin, the details of which are set out below –

Name of Account	Lyons Corporate Real Estate (Pty)Ltd
Bank:	Absa
Branch:	Protea Park
Branch Code:	331155
Account Number:	4068831562

1.2.16 **"Fromentin Sale Shares"** means 100 ordinary shares in the issued

ordinary share capital of Lyons CRE owned by Lyons PS, constituting the entire issued share capital of Lyons CRE;

1.2.17 **"JCI"** means JCI Limited, registration number 1894/000854/06, a limited liability public company duly incorporated in the Republic of South Africa;

1.2.18 **"JCI Sale Claims"** means all amounts of any nature whatsoever owing by any member of the Lyons Group to Fromentin or any member of the Fromentin Group on the Closing Date from any cause whatsoever, whether by way of loan account or otherwise, whether in contract or in delict, actual or contingent, and includes any interest accrued thereon;

1.2.19 **"JCI Sale Equity"** means the JCI Sale Shares and the JCI Sale Claims;

1.2.20 **"JCI Sale Shares"** means –

1.2.20.1 30 ordinary shares owned by Fromentin in the issued ordinary share capital of Lyons PS, constituting 30% (thirty percent) of the entire issued share capital of Lyons PS;

1.2.20.2 112 ordinary shares owned by Fromentin in the issued ordinary share capital of Lyons FSH, constituting 30% (thirty percent) of the entire issued share capital of Lyons FSH;

1.2.20.3 55 ordinary shares in the issued ordinary share capital of Lyons CLF, constituting 55% (fifty five percent) of the entire issued share capital of Lyons CLF;

1.2.20.4 any other shares in any member of the Lyons Group owned by Fromentin or any other member of the Fromentin Group or in which Fromentin or any other member of the Fromentin Group has any interest of any nature whatsoever, directly or indirectly;

1.2.21 **"Lyons CLF"** means Lyons Corporate Lease Fund (Proprietary) Limited, registration number 2000/009285/07, a limited liability private company duly incorporated in the Republic of South Africa;

1.2.22 **"Lyons CRE"** means Lyons Corporate Real Estate (Proprietary) Limited, registration number 2007/01447/07, a limited liability private company duly incorporated in the Republic of South Africa;

1.2.23 **"Lyons CRE Employees"** means all employees who are employed by any member of the Lyons Group and are involved in the property management and advisory services business conducted by Lyons CRE, such employees being listed in annexe "A";

1.2.24 **"Lyons FSH"** means Lyons Financial Solutions Holdings (Proprietary) Limited, registration number 1997/022117/07, a limited liability private company duly incorporated in the Republic of South Africa;

1.2.25 **"Lyons Group"** means Lyons PS, Lyons FSH, Rainmakers Trust and any other company, trust or other entity in which Lyons PS, Lyons FSH or Rainmakers Trust has any interest of any nature whatsoever, directly or indirectly, but excluding Lyons CRE;

1.2.26 **"Lyons PS"** means Lyons Property Solutions (Proprietary) Limited, registration number 2006/026142/07, a limited liability private company duly incorporated in the Republic of South Africa;

1.2.27 **"Lyons Name and Trademark"** means the name "Lyons" and all associated trademarks owned by the Lyons Group (whether registered or not);

1.2.28 **"Parties"** means the parties to this Agreement;

1.2.29 **"Rainmakers Trust"** means the trustees for the time being of the Rainmakers Trust, Master's reference number IT 8923/01;

1.2.30 **"Royal Anthem Investments"** means Royal Anthem Investments 125 (Proprietary) Limited, registration number 2003/007236/07, a limited liability private company duly incorporated in the Republic of South Africa

1.2.31 **"Sandton Emperor Penthouse"** means Unit 1004 in the development known as "Sandton Emperor", which is owned by Unit 1004 Sandton Emperor;

1.2.32 **"Signature Date"** means the date of signature of this Agreement by the Party last signing;

1.2.33 **"Unit 1004 Sandton Emperor"** means Unit 1004 Sandton Emperor (Proprietary) Limited, registration number 2007/038693/07, a limited liability private company duly incorporated in the Republic of South Africa;

1.2.34 **"VAT"** means value-added tax as levied from time to time in terms of the VAT Act;

1.2.35 **"VAT Act"** means the Value-Added Tax Act, 1991; and

1.2.36 **"Western Breeze"** means Western Breeze Trading 164 (Proprietary) Limited, registration number 2006/004762/07, a limited liability private company duly incorporated in the Republic of South Africa.

1.3 Any substantive provision, conferring rights or imposing obligations on a Party and appearing in any of the definitions in this clause 1 or elsewhere in this Agreement, shall be given effect to as if it were a substantive provision in the body of the Agreement.

1.4 Words and expressions defined in any clause shall, unless the application of any such word or expression is specifically limited to that clause, bear the meaning assigned to such word or expression throughout this Agreement.

1.5 Subject to clauses 1.7 and 1.14, defined terms appearing in this Agreement in title case shall be given their meaning as defined, while the same terms appearing in lower case shall be interpreted in accordance with their plain English meaning.

1.6 A reference to any statutory enactment shall be construed as a reference to that enactment as at the Signature Date and as amended or substituted from time to time.

1.7 Reference to "days" shall be construed as calendar days unless qualified by the word "business", in which instance a "business day" will be any day other than a Saturday, Sunday or public holiday as gazetted by the government of the Republic of South Africa from time to time. Any reference to "business hours" shall be construed as being the hours between 08h30 and 17h00 on any business day. Any reference to time shall be based upon South African Standard Time.

1.8 Unless specifically otherwise provided, any number of days prescribed shall be determined by excluding the first and including the last day or, where the last day falls on a day that is not a business day, the next succeeding business day.

1.9 Where figures are referred to in numerals and in words, and there is any conflict between the two, the words shall prevail, unless the context indicates a contrary intention.

1.10 No provision herein shall be construed against or interpreted to the disadvantage of a Party by reason of such Party having or being deemed to have structured, drafted or introduced such provision.

1.11 The expiration or termination of this Agreement shall not affect such of the provisions of this Agreement as expressly provide that they will operate after any such expiration or termination or which of necessity must continue to have effect after such expiration or termination, notwithstanding that the clauses themselves do not expressly provide for this.

1.12 The words "include" and "including" mean "include without limitation" and "including without limitation". The use of the words "include" and "including" followed by a specific example or examples shall not be construed as limiting the meaning of the general wording preceding it.

1.13 Any reference in this Agreement to "this Agreement" or any other agreement or document shall be construed as a reference to this Agreement or, as the case may be, such other agreement or document, as amended, varied, novated or supplemented from time to time.

1.14 In this Agreement the words "clause" or "clauses" refer to clauses of this Agreement.

1.15 This Agreement shall supersede and replace any prior arrangement or agreement between the Parties relating to the subject matter of this Agreement.

2 INTRODUCTION

2.1 JCI and Fromentin are the beneficial owners of the Lyons Group.

2.2 The entire issued share capital of Lyons CRE is owned by Lyons PS.

2.3 The Lyons Group owns the Business.

2.4 JCI and Fromentin have agreed to terminate their relationship on the basis *inter alia* that JCI will become the sole beneficial owner of the Lyons Group and Fromentin will become the sole beneficial owner of Lyons CRE, the Lyons Name and Trademark and Business (indirectly through Lyons CRE).

2.5 The Parties wish to record in writing their agreement in respect of the above and matters ancillary thereto.

3 CONDITIONS PRECEDENT

3.1 Save for clause 1, this clause 3 and clauses 10 to 23 all of which will become effective immediately, this Agreement is subject to the fulfilment of the Conditions Precedent that –

3.1.1 by not later than 17h00 on Friday 24 October 2008, the board of directors of each of Lyons PS, Lyons FSH and Lyons CRE has approved and ratified the entering into of this Agreement;

3.1.2 by not later than 17h00 on Friday 24 October 2008, the board of directors of Lyons PS has approved the transfer of shares in Lyons PS in accordance with the provisions of this Agreement;

3.1.3 by not later than 17h00 on Friday 24 October 2008, the board of directors of Lyons FSH has approved the transfer of shares in Lyons FSH in accordance with the provisions of this Agreement;

3.1.4 by not later than 17h00 on Friday 24 October 2008, the board of directors of Lyons CLF has approved the transfer of shares in Lyons CLF in accordance with the provisions of this Agreement; and

3.1.5 by not later than 17h00 on Friday 24 October 2008, the board of directors of Lyons CRE has approved the transfer of shares in Lyons CRE in accordance with the provisions of this Agreement.

3.2 Each of the Parties shall use commercially reasonable endeavours to procure the fulfilment of the Conditions Precedent as soon as reasonably possible after the Signature Date.

3.3 The Conditions Precedent been set out in –

3.3.1 clause 3.1.1 have been inserted for the benefit of JCI and Fromentin which will be entitled to waive fulfilment of the said Condition Precedent, in whole or in part, by written agreement;

3.3.2 clauses 3.1.2, 3.1.3 and 3.1.4 have been inserted for the benefit of JCI which will be entitled to waive fulfilment of the said Conditions Precedent, in whole or in part, on written notice to Fromentin; and

3.3.3 clause 3.1.5 has been inserted for the benefit of Fromentin who will be entitled to waive fulfilment of the said Condition Precedent, in whole or in part, on written notice to JCI.

3.4 Unless the Conditions Precedent have been fulfilled or waived by not later than the relevant dates for fulfilment thereof set out in clauses 3.1 (or such later date or dates as may be agreed in writing between JCI and Fromentin) the provisions of this Agreement, save for clause 1, this clause 3 and clauses 10 to 23 which will remain of full force and effect, will never become of any force or effect and the *status quo ante* will be restored as near as may be possible and none of the Parties will have any claim against the others in terms hereof or arising from the failure of any of the Conditions Precedent.

4 SALE OF JCI SALE EQUITY

4.1 Sale

4.1.1 Fromentin hereby sells to JCI, which hereby purchases, the JCI Sale Equity, as one indivisible transaction.

4.1.2 Notwithstanding the Signature Date, the sale will take place on the Closing Date and ownership of and risk in, and benefit attaching to, the JCI Sale Equity will pass to JCI on the Closing Date.

4.1.3 Possession and effective control of the JCI Sale Equity will be given to JCI on the Closing Date.

4.2 Purchase Consideration

4.2.1 The purchase consideration for the JCI Sale Equity will be –

4.2.1.1 an amount of R1,000,000.00 (one million rand); and

4.2.1.2 paid by JCI to Fromentin on the Closing Date, against compliance by Fromentin with the provisions of clause 4.3.1.

4.2.2 All payments to be made by JCI to Fromentin in terms of this Agreement will be made by electronic transfer to Fromentin's Designated Account. JCI shall not be concerned with the allocation of the purchase consideration for the JCI Sale Equity as between Fromentin and any other Fromentin Group Company, and payment by JCI in accordance with the provisions of this clause 4.2.2 shall constitute due payment of the purchase consideration for the JCI Sale Equity.

4.3 Closing

4.3.1 On the Closing Date, Fromentin will deliver to JCI -

4.3.1.1 original share certificates in respect of the JCI Sale Shares;

4.3.1.2 share transfer forms in respect of the JCI Sale Shares duly completed by the registered holders thereof and dated not more than 3 (three) days earlier than the Closing Date, but in blank as to the transferee;

4.3.1.3 the written appointment of JCI's nominee as trustee of the Rainmakers Trust, with effect from the Closing Date;

4.3.1.4 The Contracts;

4.3.1.5 the written resignations of –

4.3.1.5.1 Fromentin as trustee of the Rainmakers Trust, with effect from the Closing Date, confirming that he waives all claims, whether in contract or in delict, actual or contingent, that he may have had against the Rainmakers Trust;

4.3.1.5.2 all the directors of the Lyons Group as at the Closing Date, save

for any directors nominated by JCI, confirming that they waive all claims, whether in contract or in delict, actual or contingent, that they may have had against the Lyons Group;

4.3.1.5.3 the public officer, company secretary and any other officer of the Lyons Group, save for any officer nominated by JCI;

4.3.1.6 certified copies of resolutions of directors of the Company appointing, with effect from the Closing Date, such directors and officers as JCI may nominate in respect of the Lyons Group; and

4.3.1.7 the memorandum and articles of association, the certificate of incorporation and all books of account, documents including source documents, licences, title deeds, share certificates, registers and records of all members of the Lyons Group written up to the financial month end immediately preceding the Closing Date, or alternatively place JCI or JCI's representative in effective control of all the books, records, licences, registers, title deeds, documents and assets of all members of the Lyons Group.

4.3.1.8 Copies of all documents relating to the Absa Bank Limited right referred to in clause 7.1 below.

4.3.2 Fromentin hereby cedes, assigns and transfers to and in favour of JCI all of his right, title and interest in and to the JCI Sale Claims with effect from the Closing Date.

4.3.3 Upon fulfilment by Fromentin of all of his obligations in terms of clause 4.3.1, JCI will pay the purchase consideration for the JCI Sale Equity in accordance with the provisions of clause 4.2.

5 SALE OF FROMENTIN SALE SHARES

5.1 Sale

5.1.1 Lyons PS hereby sells to Fromentin, which hereby purchases, the Fromentin Sale Shares.

5.1.2 Notwithstanding the Signature Date, the sale will take place on the Closing Date and ownership of and risk in, and benefit attaching to, the Fromentin Sale Shares will pass to Fromentin on the Closing Date.

5.1.3 Possession and effective control of the Fromentin Sale Shares will be given to Fromentin on the Closing Date.

5.2 Purchase Consideration

The purchase consideration for the Fromentin Sale Shares –

5.2.1 is an amount of R1.00 (one rand); and

5.2.2 will be paid by Fromentin to Lyons PS on the Closing Date, against compliance by Lyons PS with the provisions of clause 5.3.

5.3 Closing

5.3.1 On the Closing Date, Lyons PS will deliver to Fromentin -

5.3.1.1 original share certificates in respect of the Fromentin Sale Shares;

5.3.1.2 share transfer forms in respect of the Fromentin Sale Shares duly completed by the registered holders thereof and dated not more than 3 (three) days earlier than the Closing Date, but in blank as to the transferee;

5.3.1.3 the written resignations –

5.3.1.3.1 of all the directors of Lyons CRE as at the Closing Date, save for Fromentin and any directors nominated by Fromentin, confirming that they waive all claims, whether in contract or in delict, actual or contingent, that they may have had against Lyons CRE;

5.3.1.3.2 of the public officer, company secretary and any other officer of the Lyons Group, save for Fromentin and any officer nominated by Fromentin;

5.3.1.4 certified copies of resolutions of directors of Lyons CRE appointing, with effect from the Closing Date, such directors and officers as Fromentin may nominate in respect of Lyons CRE; and

5.3.1.5 the memorandum and articles of association, the certificate of incorporation and all books of account, licences, title deeds, share certificates, registers and records of Lyons CRE written up to the financial month end immediately preceding the Closing Date, or alternatively place Fromentin in effective control of all the books, records, licences, registers, title deeds, documents and assets of Lyons CRE.

5.3.2 Upon fulfilment by Lyons PS of all of its obligations in terms of clause 5.3.1, Fromentin will pay the purchase consideration for the Fromentin Sale Shares in accordance with the provisions of clause 5.2.

6 SALE OF BUSINESS BY LYONS PS TO LYONS CRE

6.1 <u>Sale</u>

6.1.1 Lyons PS hereby sells to Lyons CRE which hereby purchases the Business as a going concern.

6.1.2 Notwithstanding the Signature Date, the sale will take place on the

Closing Date and ownership of and risk in, and benefit attaching to, the Business will pass to Lyons CRE on the Closing Date.

6.1.3 Possession and effective control of the Business will be given to Lyons CRE on the Closing Date.

6.2 Purchase Consideration

The purchase consideration for the Business will be –

6.2.1 an amount (inclusive of VAT at the rate of zero percent) equal to the absolute value of the Business Liabilities; and

6.2.2 settled by Lyons CRE, on the Closing Date by assuming the Business Liabilities, and discharging the Business Liabilities as and when they fall due.

6.3 Value-Added Tax

6.3.1 The Parties have agreed that –

6.3.1.1 the sale of the Business is the sale of an enterprise which is capable of separate operation;

6.3.1.2 such enterprise is sold as a going concern;

6.3.1.3 at the Signature Date and the Closing Date, such enterprise is and will be an income earning activity and will be transferred as such;

6.3.1.4 all the assets of such enterprise necessary for its continued operation are being sold in terms hereof; and

6.3.1.5 the purchase consideration for the Business is inclusive of VAT at the rate of 0% (zero percent).

6.3.2 Each of Lyons PS and Lyons CRE warrants that it is registered as a vendor in terms of the VAT Act.

6.3.3 Lyons PS will, if so requested by Lyons CRE, furnish to Lyons CRE the appropriate tax invoice (on a zero rated basis) by not later than the Closing Date. Should for any reason VAT be payable by Lyons PS at the standard rate, then Lyons CRE shall be obliged, on written demand from Lyons PS, to pay, in addition to the purchase consideration for the Business, the amount of such VAT to Lyons PS 2 (two) business days prior to the date upon which Lyons PS is required to pay such VAT to the South African Revenue Service, against delivery by Lyons PS to Lyons CRE of an appropriate tax invoice.

6.4 <u>Closing</u>

6.4.1 On the Closing Date, Lyons PS will –

6.4.1.1 give possession of the Business to Lyons CRE and place Lyons CRE in control of the management of the Business;

6.4.1.2 deliver to Lyons CRE all of the Business Assets, by such mode of actual or constructive delivery as shall be appropriate in the circumstances;

6.4.1.3 deliver to Lyons CRE (to the extent to which they exist) all books, records and other relevant documents pertaining solely to the Business, provided that –

6.4.1.3.1 insofar as Lyons PS is obliged in law to retain any such book, record or document, it shall deliver a photocopy thereof to Lyons CRE; and

6.4.1.3.2 if Lyons PS requires, at any time after the Closing Date, to make copies of or inspect any such book, record or document relating to any period prior to the Closing Date, it shall be entitled to do so during normal business hours upon reasonable notice to Lyons CRE.

6.4.2 Lyons PS hereby undertakes to sign and execute upon request by Lyons CRE all such documents as may be required to procure, at the cost of Lyons CRE, the transfer and, to the extent possible, the registration of the transfer of the Business Assets into the name of Lyons CRE.

6.5 Business Liabilities

6.5.1 Lyons PS hereby delegates the Business Liabilities to Lyons CRE with effect from the Closing Date. Lyons CRE hereby accepts such delegation and assumes the Business Liabilities with effect from the Closing Date.

6.5.2 Lyons CRE undertakes to discharge such Business Liabilities as and when they fall due.

6.5.3 Lyons CRE hereby indemnifies and holds Lyons PS harmless against all claims, damage, loss and/or expense which may be made against and/or suffered by Lyons PS in connection with and/or arising from the Business Liabilities or in respect of Lyons CRE's failure to discharge the Business Liabilities timeously.

Contracts

6.5.4 Lyons PS hereby assigns its rights and obligations under the Contracts to Lyons CRE with effect from the Closing Date, which will take over

and complete all Contracts for its own account. Lyons CRE hereby irrevocably and unconditionally accepts such assignment.

6.5.5 Lyons CRE will ensure that all Contracts taken over by it will be fully complied with by Lyons CRE at its cost.

6.5.6 The Parties undertake to use their commercially reasonable endeavours to procure the consent of all third parties to the Contracts to the assignment of such Contracts to Lyons CRE, with effect from the Closing Date.

6.5.7 Should any such third party fail or refuse to give its consent as aforesaid where such consent is a requirement for such assignment, Lyons PS will at the request of Lyons CRE either –

6.5.7.1 carry out all relevant obligations and enforce all relevant rights in its own name, but for the benefit of and at the sole risk and expense of Lyons CRE on the basis that Lyons CRE will forthwith on demand reimburse Lyons PS any costs or disbursements reasonably incurred by Lyons PS in so doing; or

6.5.7.2 appoint Lyons CRE as Lyons PS's sub-contractor on the basis that Lyons CRE will indemnify and hold harmless Lyons PS against all and any claims which may be made against Lyons PS arising from any act or omission of Lyons CRE in respect of such sub-contracted work. Any work so performed by Lyons CRE shall be for the profit or loss of Lyons CRE.

6.5.8 Should for any reason it not be possible for the Parties to implement clause 6.5.7, the Parties shall forthwith meet and in good faith agree an alternative solution which will achieve the same or substantially the same commercial result for both Parties.

6.5.9 Lyons CRE hereby indemnifies Lyons PS and holds it harmless against any and all claims which may, in respect of the Business, be made against it and all liabilities which may be incurred by Lyons PS under any of the Contracts, but only in respect of claims, the cause of action of which arises after the Closing Date.

6.6 Employees

6.6.1 The Parties agree that with effect from the Closing Date, section 197(2) of the Labour Relations Act shall be applicable in relation to the Employees and that accordingly –

6.6.1.1 Lyons CRE is automatically substituted as the "New Employer" in the place of Lyons PS as the "Old Employer" in respect of all contracts of employment in existence as at the Closing Date, between Lyons PS and the Employees;

6.6.1.2 all the rights and obligations between Lyons PS and the Employees as at the Closing Date shall continue in force as if they had been rights and obligations between Lyons CRE and the Employees;

6.6.1.3 anything done before the Closing Date by or in relation to Lyons PS, including the dismissal of any employee or the commission of an unfair labour practice or act of unfair discrimination, is considered to have been done by or in relation to Lyons CRE; and

6.6.1.4 the transfer does not interrupt the continuity of employment of the Employees, or any of them, and the contracts of employment of the Employees, or any of them, continue with Lyons CRE as if with Lyons PS.

6.6.2 Lyons PS warrants to and in favour of Lyons CRE that the valuation as at the Closing Date of –

6.6.2.1 the leave pay which will have accrued to the Employees is R 170 218-21;

6.6.2.2 the amounts to which the Employees would be entitled in the event that the Employees were to be dismissed as at the Closing Date by reason of Lyons PS's operational requirements is R 802 151-30; and

6.6.2.3 any other payments which will have accrued to the Employees but will not have been paid to them by Lyons PS will not exceed R 27 630-50.

6.6.3 For the purposes of section 197(7)(a) of the Labour Relations Act, Lyons CRE agrees to the valuations set out in clause 6.6.2.

6.6.4 Lyons PS and Lyons CRE hereby agree, for the purposes of section 197(7)(b) of the Labour Relations Act, that –

6.6.4.1 to the extent that any of the amounts referred to in clause 6.6.2 shall be payable to the Employees or any of them, Lyons CRE is responsible for paying all of the amounts referred to in clause 6.6.2, it being specifically recorded that there shall be no apportionment of liability between Lyons PS and Lyons CRE, and that Lyons CRE shall be responsible for and shall pay the full amounts specified in clauses 6.6.2.1, 6.6.2.2 and 6.6.2.3; and

6.6.4.2 there is no intention, as at the Signature Date and as at the Closing Date, that any of the Employees will be dismissed by reason of the operational requirements of Lyons CRE, and consequently it is not intended that the amount as specified in terms of clause 6.6.2.2 will

become payable to any of the Employees. In so far as Lyons CRE undertakes, after the Closing Date, a process in accordance with section 189 of the Labour Relations Act which results in the dismissal, by reason of the operational requirements of Lyons CRE, as employer, of any Employee who transferred employment in the context of this clause 6.6, then Lyons CRE, as employer, shall be solely responsible for all severance pay expenditure due to any such Employee which will arise, including the amount of the Potential Severance Pay.

6.6.5 Lyons CRE hereby undertakes to disclose the terms agreed with Lyons PS in clause 6.6.4 to the Employees in compliance with the provisions of section 197(7)(c) of the Labour Relations Act by no later than the Closing Date.

6.6.6 Lyons CRE hereby irrevocably and unconditionally acknowledges that this clause 6.6 and the arrangements contemplated in terms hereof constitute compliance by Lyons PS with the provisions of section 197 of the Labour Relations Act. In the event that, notwithstanding such compliance with the provisions of section 197 of the Labour Relations Act, Lyons PS suffers any claim, damage, loss or expense in relation to and/or arising from the transfer of the Employees to Lyons CRE on the basis described in this clause 6.6 and/or from the operation of section 197 of the Labour Relations Act (collectively **"Labour Claims"**), Lyons CRE hereby indemnifies and holds Lyons PS harmless in respect of and/or against all and any such Labour Claims.

6.6.7 The contents of this clause 6.6 do not constitute, nor shall they be deemed to constitute a stipulation for the benefit of the Employees, nor shall the Employees, or any of them, be entitled to accept and/or to

enforce any of the obligations arising in terms of and/or in connection with this clause 6.6.

6.7 Use of Name

JCI undertakes as soon as reasonably possible after the Closing Date to change the name of each member of the Lyons Group which incorporates the name "Lyons" to any other name which is acceptable to the Registrar of Companies not including the word "Lyons" or any combination thereof with any other name.

7 **SECURITY OVER SANDTON EMPEROR PENTHOUSE**

7.1 It is recorded that Absa Bank Limited has the right to take a cession *in securitatem debiti* over not more than R7,500,000.00 (seven million five hundred thousand rand) of the cash proceeds from the disposal of the Sandton Emperor Penthouse, as security for the obligations of Western Breeze to Absa Bank Limited (**"Absa Encumbrance"**). Fromentin hereby warrants that, save for the Absa Encumbrance, as at the Signature Date there are no and as at the Closing Date there will be no, Encumbrances of any nature whatsoever over the Sandton Emperor Penthouse or over the shares in and/or claims against Unit 1004 Sandton Emperor, and indemnifies JCI and the Lyons Group against any claims, liability, damage, loss, penalty, expense and cost (including legal costs on an attorney and own client scale) of any nature whatsoever which JCI or any member of the Lyons Group may sustain as a result of or attributable to any Encumbrance over the Sandton Emperor Penthouse or over the shares in and/or claims against Unit 1004 Sandton Emperor.

7.2 Fromentin hereby unconditionally undertakes to procure that the Absa Encumbrance and the amount of not more than R7,500,000.00 (seven

million five hundred thousand rand) which is the subject matter of the Absa Encumbrance, is released as soon as reasonably possible after the Signature Date .

8 **COMPLETION OF EXISTING PROJECTS**

8.1 Fromentin shall be obliged, and hereby undertakes, to continue to act as nominee in respect of, and to manage the completion of, the Existing Projects for and on behalf of the Lyons Group and in doing so shall –

8.1.1 act with integrity and exercise all reasonable skill, care and diligence;

8.1.2 use all reasonable endeavours to enhance the value of the Existing Projects;

8.1.3 not charge any personal expenses to Unit 1004 Sandton Emperor, Western Breeze, Royal Anthem Investments, or any other member of the Lyons Group; and

8.1.4 disclose to JCI all and any receipts, whether in cash or in kind, and whether directly or indirectly, from the Existing Projects.

8.2 In consideration for managing the completion of the Existing Projects for and on behalf of the Lyons Group, in accordance with the provisions of clause 8.1 and provided Fromentin has complied with clauses 4.3.1.8 and 7.1 above, the Parties agree that the Lyons Group shall be entitled to 70% (seventy percent) and Fromentin to 30% (thirty percent) of the net proceeds received, whether in cash or in kind, and whether directly or indirectly, from the Existing Projects, after settlement of all third party debt and after reimbursement of all costs and expenses incurred by the Lyons Group in respect of or in relation to the Existing Projects. The Parties

undertake to issue appropriate tax invoices where required in order to give effect to the provisions of this clause 8.2

8.3 JCI undertakes not to interfere in any manner with the Espirit project.

9 **WARRANTIES BY LYONS PS**

9.1 Lyons PS hereby warrants to and in favour of Fromentin that it –

9.1.1 owns the Fromentin Sale Shares and the Lyons Name and Trademark; and

9.1.2 has the right and is able to give unencumbered title in and to the Fromentin Sale Shares and the Lyons Name and Trademark to Fromentin.

9.2 Save for the warranties specifically herein set out, Lyons PS gives no warranties whatsoever in respect of the Fromentin Sale Shares and the Lyons Name and Trademark, the Fromentin Sale Shares and the Lyons Name and Trademark being sold *voetstoots*.

9.3 Lyons PS hereby warrants to and in favour of Lyons CRE that it –

9.3.1 has the right to sell the Business to Lyons CRE; and

9.3.2 has the right and is able to give unencumbered title in and to the Business to Lyons CRE.

9.4 Save for the warranties specifically herein set out, Lyons PS gives no warranties whatsoever in respect of the Business, the Business being sold *voetstoots*.

10 **WARRANTIES BY FROMENTIN**

10.1 Fromentin hereby warrants to and in favour of JCI that –

10.1.1 he owns the JCI Sale Equity;

10.1.2 he has the right and is able to give unencumbered title in and to the JCI Sale Equity to JCI;

10.1.3 the ownership structure of the Lyons Group is as set out in annexe "B" and, save as set out in annexure "B", neither Fromentin nor any other member of the Fromentin Group has any interest of any nature whatsoever, directly or indirectly, in any member of the Lyons Group. Should Fromentin or any other member of the Fromentin Group have any interest of any nature whatsoever, directly or indirectly, in any member of the Lyons Group, in breach of the aforegoing warranty, Fromentin shall be obliged to, and shall procure that any other relevant member of the Fromentin Group shall, forthwith upon demand transfer, without compensation, any such interest to JCI or any other member of the Lyons Group nominated by JCI;

10.1.4 the Rainmakers Trust owns 55 ordinary shares in the issued ordinary share capital of Lyons CLF, constituting 55% (fifty five percent) of the entire issued share capital of Lyons CLF;

10.1.5 upon the appointment of JCI' nominee and the resignation of Fromentin as trustee of the Rainmakers Trust, as set out in clause 4.3.1.3 and 4.3.1.5, the said nominee shall be the sole trustee of the Rainmakers Trust;

10.1.6 the Rainmakers Trust has not appointed, and will not at any time prior to the Closing Date appoint, a beneficiary of the Rainmakers Trust, and upon the appointment of JCI' s nominee as trustee of the Rainmakers Trust, the said nominee shall have the right to appoint JCI or any other

member of the Lyons Group as the sole beneficiary of the Rainmakers Trust, and thereby as indirect sole beneficial owner of the shares referred to in clause 10.1.4; and

10.1.7 the Rainmakers Trust has no liabilities of any nature whatsoever and its only assets are the shares referred to in clause 10.1.4.

10.2 Save for the warranties specifically herein set out, Fromentin gives no warranties whatsoever in respect of the JCI Sale Equity, the JCI Sale Equity being sold *voetstoots.*

11 GENERAL WARRANTIES

Each of the Parties hereby warrants to and in favour of the others that –

11.1 it has the legal capacity and has taken all necessary corporate action required to empower and authorise it to enter into this Agreement;

11.2 this Agreement constitutes an agreement valid and binding on it and enforceable against it in accordance with its terms;

11.3 the execution of this Agreement and the performance of its obligations hereunder does not and shall not –

11.3.1 contravene any law or regulation to which that Party is subject;

11.3.2 contravene any provision of that Party's constitutional documents; or

11.3.3 conflict with, or constitute a breach of any of the provisions of any other agreement, obligation, restriction or undertaking which is binding on it.

12 NATURE OF WARRANTIES

12.1 Each warranty given by a Party to another in this Agreement will –

12.1.1 be a separate warranty and will in no way be limited or restricted by reference to or inference from the terms of any other warranty or by any other words in this Agreement;

12.1.2 be given as at the Signature Date and the Closing Date;

12.1.3 continue and remain in force notwithstanding the completion of the transactions contemplated in this Agreement; and

12.1.4 be deemed to be material and to be a material representation inducing the remaining Parties to enter into this Agreement.

12.2 It is recorded that each of the Parties has entered into this Agreement on the strength of the warranties given to it by the remaining Parties and on the basis that those warranties will be correct on the Signature Date and the Closing Date.

12.3 Without prejudice to any rights of any Party arising from any other provision of this Agreement, each of the Parties (**"Indemnifying Party"**) hereby gives the other Parties (**"Indemnified Party"**) an indemnity against and holds it harmless from all claims, liability, damage, loss, penalty, expense and cost (including legal costs on an attorney and own client scale) of any nature whatsoever which the Indemnified Party may sustain as a result of or attributable to a failure of any of the warranties or any undertakings given by the Indemnifying Party in this Agreement to be true and correct.

13 EXISTING OBLIGATIONS AND FORENSIC INVESTIGATION

13.1 Each of the Parties hereby records, agrees and acknowledges that unless expressly provided for herein, nothing in this Agreement will be construed so as to limit any right which a Party (or any member of the Lyons Group)

has as at the Signature Date to claim any amount from any of the other Parties, whether known or unknown, disclosed or undisclosed, and whether actual or contingent.

13.2 It is further recorded, agreed and acknowledged that the forensic investigation into the Lyons Group, Lyons CRE and their respective affairs and businesses will continue after the Signature Date, and that none of the rights of the Parties emanating from or which become known as a result of such forensic investigation will be limited or affected, or be deemed to have been settled, by the provisions of this Agreement.

13.3 LYONS CRE and FROMENTIN undertake and agree to give the forensic investigators and/or any other IT specialist nominated by JCI free and unrestricted access to all the Books of account, documents and other accounting records in the possession of LYONS CRE and/or FROMENTIN including information stored on any of the Fixed assets. This access shall include the right to remove the Fixed assets from Lyons CRE's premises and to make copies and/or to conduct whatever investigations necessary in order retrieve or extract information there from and /or necessary to ascertain whether there was any information thereon which has subsequently been deleted.

13.4 JCI hereby undertakes that the aforesaid forensic investigations will be undertaken in a consultative manner, and insofar it is within JCI's control JCI shall procure that any report generated pursuant thereto will be factual and will not contain statements which are unnecessarily disparaging, denigrating or derogatory.

14 CONFIDENTIALITY

14.1 The Parties undertake that during the operation of, and after the

expiration, termination or cancellation of, this Agreement for any reason, they will keep confidential –

14.1.1 any information which any Party (**"Disclosing Party"**) communicates to any other Party (**"Recipient"**) and which is stated to be or by its nature is intended to be confidential;

14.1.2 all other information of the same confidential nature concerning the business of a Disclosing Party which is within or comes to the knowledge of any Recipient.

14.2 Notwithstanding the provisions of clause 14.1, a Recipient shall be entitled to disclose any information to be kept confidential if and to the extent only that the disclosure is *bona fide* and necessary for the purposes of carrying out its duties in terms of this Agreement.

14.3 The obligation of confidentiality placed on the Parties in terms of this clause 14 shall cease to apply to a Recipient in respect of any information which –

14.3.1 is or becomes generally available to the public other than by the negligence or default of the Recipient or by the breach of this Agreement by the Recipient;

14.3.2 the Disclosing Party confirms in writing is disclosed on a non-confidential basis;

14.3.3 has lawfully become known by or come into the possession of the Recipient on a non-confidential basis from a source other than the Disclosing Party having the legal right to disclose same, provided that such knowledge or possession is evidenced by the written records of the Recipient existing at the Signature Date; or

14.3.4 is disclosed pursuant to a requirement or request by operation of law, regulation or court order, to the extent of compliance with such requirement or request only and not for any other purpose.

15 **SUPPORT**

The Parties undertake at all times to do all such things, perform all such actions and take all such steps and to procure the doing of all such things, the performance of all such actions and the taking of all such steps as may be open to them and necessary for or incidental to the putting into effect or maintenance of the terms, conditions and/or import of this Agreement.

16 **BREACH**

16.1 If a Party (**"Defaulting Party"**) commits any breach of this Agreement and fails to remedy such breach within 5 (five) business days (**"Notice Period"**) of written notice requiring the breach to be remedied, then the Party giving the notice (**"Aggrieved Party"**) will be entitled, at its option –

16.1.1 to claim immediate specific performance of all or any of the Defaulting Party's obligations under this Agreement, with or without claiming damages, whether or not such obligation has fallen due for performance; or

16.1.2 to cancel this Agreement, with or without claiming damages, in which case written notice of the cancellation shall be given to the Defaulting Party, and the cancellation shall take effect on the giving of the notice.

16.2 An Aggrieved Party's remedies in terms of this clause 16 are without prejudice to any other remedies to which the Aggrieved Party may be entitled in law.

17 DISPUTE RESOLUTION

17.1 In the event of there being any dispute or difference between the Parties arising out of this Agreement, the said dispute or difference shall on written demand by any Party be submitted to arbitration in Johannesburg in accordance with the AFSA rules, which arbitration shall be administered by AFSA.

17.2 Should AFSA, as an institution, not be operating at that time or not be accepting requests for arbitration for any reason, then the arbitration shall be conducted in accordance with the AFSA rules for commercial arbitration (as last applied by AFSA) before an arbitrator appointed by agreement between the parties to the dispute or failing agreement within 10 (ten) business days of the demand for arbitration, then any party to the dispute shall be entitled to forthwith call upon the chairperson of the Johannesburg Bar Council to nominate the arbitrator, provided that the person so nominated shall be an advocate of not less than 10 (ten) years standing as such. The person so nominated shall be the duly appointed arbitrator in respect of the dispute. In the event of the attorneys of the parties to the dispute failing to agree on any matter relating to the administration of the arbitration, such matter shall be referred to and decided by the arbitrator whose decision shall be final and binding on the parties to the dispute.

17.3 Any party to the arbitration may appeal the decision of the arbitrator or arbitrators in terms of the AFSA rules for commercial arbitration.

17.4 Nothing herein contained shall be deemed to prevent or prohibit a party to the arbitration from applying to the appropriate court for urgent relief or for judgment in relation to a liquidated claim.

17.5 Any arbitration in terms of this clause 17 (including any appeal proceedings) shall be conducted *in camera* and the Parties shall treat as confidential details of the dispute submitted to arbitration, the conduct of the arbitration proceedings and the outcome of the arbitration.

17.6 This clause 17 will continue to be binding on the Parties notwithstanding any termination or cancellation of the Agreement.

17.7 The Parties agree that the written demand by a party to the dispute in terms of clause 17.1 that the dispute or difference be submitted to arbitration, is to be deemed to be a legal process for the purpose of interrupting extinctive prescription in terms of the Prescription Act, 1969.

18 NOTICES AND DOMICILIA

18.1 The Parties select as their respective *domicilia citandi et executandi* the following physical addresses, and for the purposes of giving or sending any notice provided for or required under this Agreement, the said physical addresses as well as the following telefax numbers -

Name	Physical Address	Telefax
JCI & Lyons PS	10 Benmore Road Morningside Sandton 2196	+27 11 269 8500

Marked for the attention of: Group Financial Director

Name	Physical Address	Telefax
Fromentin	47 Waterstone Estate Benmore Road Morningside	+27 11 324 2001

Marked for the attention of: Garry Fromentin

provided that a Party may change its *domicilium* or its address for the purposes of notices to any other physical address or telefax number in the Republic of South Africa by written notice to the other Parties to that

effect. Such change of address will be effective 5 (five) business days after receipt of the notice of the change.

18.2 All notices to be given in terms of this Agreement will be given in writing, in English, and will -

18.2.1 be delivered by hand or sent by telefax;

18.2.2 if delivered by hand during business hours, be presumed to have been received on the date of delivery. Any notice delivered after business hours or on a day which is not a business day will be presumed to have been received on the following business day; and

18.2.3 if sent by telefax during business hours, be presumed to have been received on the date of successful transmission of the telefax. Any telefax sent after business hours or on a day which is not a business day will be presumed to have been received on the following business day.

18.3 Notwithstanding the above, any notice given in writing in English, and actually received by the Party to whom the notice is addressed, will be deemed to have been properly given and received, notwithstanding that such notice has not been given in accordance with this clause.

18.4 The Parties record that whilst they may correspond via email during the currency of this Agreement for operational reasons, no formal notice required in terms of this Agreement, nor any amendment of or variation to this Agreement may be given or concluded via email.

19 **BENEFIT OF THE AGREEMENT**

This Agreement will also be for the benefit of and be binding upon the successors in title and permitted assigns of the Parties or any of them.

20 APPLICABLE LAW AND JURISDICTION

20.1 This Agreement will in all respects be governed by and construed under the laws of the Republic of South Africa.

20.2 For the purpose of clause 17.4 or for the purpose of making the arbitration award an order of court, the Parties hereby consent and submit to the non-exclusive jurisdiction of the Witwatersrand Local Division of the High Court of the Republic of South Africa in any dispute arising from or in connection with this Agreement. The Parties agree that any costs awarded will be recoverable on an attorney-and-own client scale unless the Court specifically determines that such scale shall not apply, in which event, subject to any specific determination by the Court, the costs will be recoverable in accordance with the High Court tariff, determined on an attorney-and-client scale.

21 GENERAL

21.1 This Agreement constitutes the whole of the agreement between the Parties relating to the matters dealt with herein and, save to the extent otherwise provided herein, no undertaking, representation, term or condition relating to the subject matter of this Agreement not incorporated in this Agreement shall be binding on any of the Parties.

21.2 No addition to or variation, deletion, or agreed cancellation of all or any clauses or provisions of this Agreement will be of any force or effect unless in writing and signed by the Parties.

21.3 No waiver of any of the terms and conditions of this Agreement will be binding or effectual for any purpose unless in writing and signed by the Party giving the same. Any such waiver will be effective only in the specific instance and for the purpose given. Failure or delay on the part of

any Party in exercising any right, power or privilege hereunder will not constitute or be deemed to be a waiver thereof, nor will any single or partial exercise of any right, power or privilege preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

21.4 Save as otherwise provided herein, neither this Agreement nor any part, share or interest herein nor any rights or obligations hereunder may be ceded, delegated or assigned by any Party without the prior written consent of the other Parties.

21.5 This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same Agreement as at the date of signature of the Party last signing one of the counterparts.

22 COSTS

Each Party will bear and pay its own legal costs and expenses of and incidental to the negotiation, drafting, preparation and implementation of this Agreement.

23 SIGNATURE

Signed on behalf of the Parties, each signatory hereto warranting that he/she has due authority to do so.

SIGNED at Sandton on 21 October 2008
2008.

For and on behalf of
JCI LIMITED

[signature]
Signature
L.A. MAXWELL
Name of Signatory
Group Financial Director
Designation of Signatory

SIGNED at Sandton on 21 October 2008
2008.

[signature]
GARRY JOHN FROMENTIN

SIGNED at Sandton on 21 October 2008
2008.

For and on behalf of
LYONS PROPERTY SOLUTIONS (PROPRIETARY) LIMITED

[signature]
Signature
L.A. MAXWELL
Name of Signatory
Director
Designation of Signatory

DLA CLIFFE DEKKER HOFMEYR

SIGNED at Sandton on 21 OCTOBER 2008
2008.

For and on behalf of
LYONS CORPORATE REAL ESTATE (PROPRIETARY) LIMITED

Signature: [signature]

Name of Signatory: L.A. MAXWELL

Designation of Signatory: ____________________

SIGNED at Sandton on 21 OCTOBER 2008
2008.

For and on behalf of
LYONS FINANCIAL SOLUTIONS HOLDINGS(PROPRIETARY) LIMITED

Signature: [signature]

Name of Signatory: L.A. MAXWELL.

Designation of Signatory: ____________________

"A"

Employee

Gordon, S

Masiza, M.

Fourie, Z

Lebogo, M

Davies, B

Van Dan Berg, D

Stephen, N

Klotz, N

Bax, J

Pretorius, R

Fromentin, GJ

Rosmarin, B

Strever, Y.

PRESENT STRUCTURE



JCI LIMITED
GJ Fronemann
Lyons Property Solutions (Pty) Ltd
Lyons Financial Solutions Holdings (Pty) Ltd (500)
Raintakers Trust
Lyons Corporate Real Estate (Pty) Ltd
Foundation Variable Loan Stock Company Ltd
Lyons Financial Solutions (Pty) Ltd
Lyons Corporate Lease Fund (Pty) Ltd
City Deep Estate Ltd - City Deep Property
Erf 736 Woodmead (Pty) Ltd
Woodmead Property
Erf 498 Polokwane (Pty) Ltd
Polokwane Property
The Falls Shopping Centre (Pty) Ltd
Howick Property
Liberty Moon Investments 27 (Pty) Ltd
Benmore Property (Lyons House)
Spanish Ice Properties 43 (Pty) Ltd
1/3 Share in Royal Anthem Investments (Emperor)
Unit 1084 Sandton Emperor (Pty) Ltd - Sandton Emperor
Erf 1258 Pecanwood (Pty) Ltd
Pecanwood Property
Western Breeze Trading 164 (Pty) Ltd - Esprit
37 Inactive Companies - Properties Sold

"C"

ASSET NUMBER	ASSET DESCRIPTION FURNITURE	AMOUNT	LOCATION
1	EXEC DESKS OVAL	1	GARRY'S OFFICE
2	EXEC CHAIRS BLACK	1	GARRY'S OFFICE
3	EXEC COAT STANDS	1	GARRY'S OFFICE
4	EXEC GLASS CREDENZA	1	GARRY'S OFFICE
5	BAR FRIDGE	1	GARRY'S OFFICE
6	EXEC MOBILE PEDALSTAL/FILER	1	GARRY'S OFFICE
7	4 SEAT LEATHER SOFA	1	GARRY'S OFFICE
8	CANDY STRIPE ARMCHAIRS	2	GARRY'S OFFICE
9	WASTE BINS	2	GARRY'S OFFICE
10	EXEC VISITORS CHAIRS	1	GARRY'S OFFICE
11	EXEC VISITORS CHAIRS WITH WHEELS	3	GARRY'S OFFICE
12	SHREDDER	1	GARRY'S OFFICE
13	COFFEE MACHINE (ON CONTRACT)	1	GARRY'S OFFICE
14	MOBILE PEDESTALS/FILE	1	GARRY'S OFFICE
15	CREDENZA	1	GARRY'S OFFICE
16	OVAL DESK	1	GARRY'S OFFICE
17	SMALL ROUND TABLE	1	GARRY'S OFFICE
18	TV STAND (OVAL TABLE SIZE)	1	GARRY'S OFFICE
19	GLASS COFFEE TABLE (RECTANGULAR)	1	GARRY'S OFFICE
20	SMALL GLASS COFFEE TABLE (ROUND)	1	GARRY'S OFFICE
21	BOX FILE CABINET	1	GARRY'S OFFICE
22	MEETING ROOM TABLE	1	EXEC MEETING ROOM
23	MEETING ROOM CHAIRS	6	EXEC MEETING ROOM
24	FLIP CHART	1	EXEC MEETING ROOM
25	SMALL GLASS COFFEE TABLE (ROUND)	1	EXEC OFFICE RECEPTION
26	VISITOR ARMCHAIR	2	EXEC OFFICE RECEPTION
27	OVAL DESK	3	MONTY'S OFFICE
28	SWIVEL CHAIRS	2	MONTY'S OFFICE
29	MOBILE PEDESTALS/FILE	1	MONTY'S OFFICE
30	WASTE BINS	1	MONTY'S OFFICE
31	OVAL DESK	16	MAIN OFFICE
32	SWIVEL CHAIRS	13	MAIN OFFICE
33	WASTE BINS	14	MAIN OFFICE
34	MOBILE PEDESTALS/FILE	12	MAIN OFFICE
35	SMALL ROUND TABLE	6	MAIN OFFICE
36	LARGE ROUND TABLE	1	MAIN OFFICE

37	VISITOR CHAIR	5	MAIN OFFICE
38	MAP STAND	1	MAIN OFFICE
39	COAT STAND	2	MAIN OFFICE
40	CREDENZA	2	MAIN OFFICE
41	WOODEN FILING CABINET	4	MAIN OFFICE
42	BOX FILE CABINET	3	MAIN OFFICE
43	COFFEE TABLE (RECTANGLE)	1	MAIN OFFICE
44	VISITORS ARMCHAIRS	4	MAIN OFFICE
45	VISITORS SOFA	1	MAIN OFFICE
46	GLASS COFFEE TABLE (ROUND)	1	MAIN OFFICE
47	BINDING MACHINE	1	MAIN OFFICE
48	WATER COOLER	1	MAIN OFFICE
49	UMBRELLA	1	MAIN OFFICE PATIO
50	CHAIRS	4	MAIN OFFICE PATIO
51	METAL TABLES	2	MAIN OFFICE PATIO
52	WASTE BINS	2	MAIN OFFICE PATIO
53	WASTE BINS	1	PAUL'S OFFICE
54	VISITORS SOFA	1	PAUL'S OFFICE
55	VISITORS ARMCHAIRS	1	PAUL'S OFFICE
56	VISITORS CHAIRS	2	PAUL'S OFFICE
57	EXEC CHAIRS BLACK (PAUL'S)	1	PAUL'S OFFICE
58	EXEC MOBILE PEDALSTAL	1	PAUL'S OFFICE
59	EXEC DESKS OVAL	1	PAUL'S OFFICE
60	EXEC GLASS CREDENZA	1	PAUL'S OFFICE
61	VISITORS CHAIRS	3	MEETING ROOM
62	LARGE ROUND TABLE	1	MEETING ROOM
63	OVAL DESK	1	MEETING ROOM
64	FLIP CHART	1	CHARLOTTE'S OFFICE
65	CREDENZA	2	CHARLOTTE'S OFFICE
66	EXEC CHAIRS BLACK	1	CHARLOTTE'S OFFICE
67	VISITORS CHAIRS	2	CHARLOTTE'S OFFICE
68	EXEC MOBILE PEDALSTAL	1	CHARLOTTE'S OFFICE
69	WOODEN FILING CABINET	1	CHARLOTTE'S OFFICE
70	WASTE BINS	1	CHARLOTTE'S OFFICE
[illegible]	EXEC L SHAPED DESK	1	CHARLOTTE'S OFFICE
72	VISITORS ARMCHAIR	1	RECEPTION
73	VISITORS SOFA (1 IN FOR REPAIRS)	2	RECEPTION

74	LEATHER VISITORS SOFA	2	RECEPTION
75	GLASS COFFEE TABLE (ROUND)	2	RECEPTION
76	CREDENZA	1	RECEPTION
77	GAS HEATER	1	RECEPTION
78	WASTE BINS	1	RECEPTION
79	MOBILE PEDESTALS/FILE	1	RECEPTION
80	BOARDROOM TABLE	1	BOARDROOM
81	BOARDROOM LEATHER CHAIRS	16	BOARDROOM
82	SIDE TABLES (GLASS)	2	BOARDROOM
83	BOARD PRESENTER	1	BOARDROOM
84	PROJECTOR	1	BOARDROOM
85	SWIVEL CHAIRS	1	SERVER ROOM
86	WOODEN DESK (RECTANGLE)	1	SERVER ROOM
87	2 METRE SERVER CABINET	1	SERVER ROOM
88	GLASS DISPLAY CABINET	1	PASSAGE
89	WOODEN FILING CABINET	1	PASSAGE
90	SIDE TABLES (GLASS)	2	PASSAGE
91	WOODEN FILING CABINET	1	CLINTON'S OFFICE
92	METAL FILING CABINET	1	CLINTON'S OFFICE
93	SWIVEL CHAIRS	2	CLINTON'S OFFICE
94	WASTE BINS	3	CLINTON'S OFFICE
95	WOODEN DISPLAY CABINET/ TV STAND	1	KITCHEN
96	74CM TV	1	KITCHEN
97	BAR FRIDGES	2	KITCHEN
98	MICROWAVE	1	KITCHEN
99	STOVE	1	KITCHEN
100	TOASTER	2	KITCHEN
101	WATER COOLER	1	KITCHEN
102	COFFEE MACHINE (ON CONTRACT)	1	KITCHEN
103	METAL TABLES	4	KITCHEN
104	CHAIRS	10	KITCHEN
105	CHAIRS	17	KITCHEN PATIO
106	GLASS TABLES	3	KITCHEN PATIO
107	WASTE BINS	2	KITCHEN PATIO
108	UMBRELLA	1	KITCHEN PATIO
109	UMBRELLA STAND (EXTRA)	1	KITCHEN PATIO

Workstation Licenses	
OS	**TOTAL**
XP (Professional)	20
Mac OSX Tiger	1
Mac OSX leoapard	1
Windows 2000 Server	1
Licenses on File	
SOFTWARE	**TOTAL**
Windows 2000 (S)	1
Windows 2000 (CAL)	60
Windows 2003 (SERVER)	1
Windows 2003 (CAL)	35
Mac OSX Tiger	1
Exchange 2003 (SERVER)	1
Exchange 2003 (CAL)	45
SQL 2000 (SERVER)	1
SQL 2000 (CAL)	UNLIMITED
Office XP (CAL)	45
Office:Mac X	2
Office:Mac 2004	2
Projects 2000 (CAL)	3
Autocad LT 2000	1
Acrobat 4	1
Backup Exec 9.1 Server	1
Pastel 2007	10
Mcafee Enterprise 8.5	36

SYSTEM DISCRIPTION	COMPUTER
Impro Access Control	Pentium I, 32Mb Mem
IDU (FingerPrint) Access system	No Available Computer

SOFTWARE	ACCESS UNITS
Impro Admin & Logging Software	1 X main Controller 5 X Access Controllers 3 X Strike Locks
No Available software or Logging	4 X Access Points 2 X Magnetic locks

ASSET NUMBER	ASSET DESCRIPTION	USAGE	LOCATION
LYO001	Macintosh G5 (Mac keyboard mouse & Speakers)	Garry Fromentin	Executive office
LYO048	Macintosh 20" LCD Monitor	Garry Fromentin	Executive office
LYO007	HP Compaq DX2200 Microcomputer (Mouse & Keyboard)	Bianca Parr	Executive office
LYO008	Sumsung 17" LCD Monitor	Bianca Parr	Executive office
LYO081	HP Lazerjet 1200 White Printer	Bianca Parr	Executive office
LYO009	14" Mecer CFT White monitor	Monty Mortimer	Monty Office
LYO084	HP Lazerjet 1200 White Printer	Zchamel	Main office area
LYO014	Pentium IV PC (Keyboard & mouse) (56K U.S. Robotics Modem)	CAMS Internet Banking	Main office area
LYO010	14" Mecer CFT White monitor	CAMS Internet Banking	Main office area
LYO065	HP Compaq DX2200 Microcomputer (Mouse & Keyboard)	Sheldon Gordon	Main office area
LYO012	Sumsung 17" LCD Monitor	Sheldon Gordon	Main office area
LYO027	Pentium III PC (Keyboard mouse & speakers)	MDA	Main office area
LYO0479	15" Mecer CFT White monitor	MDA	Main office area
LYO021	HP Compaq DX2200 Microcomputer (Mouse & Keyboard)	Danie Van Den Berg	Main office area
LYO015	Sumsung 17" LCD Monitor	Danie Van Den Berg	Main office area
LYO016	HP Compaq NX 8220 Notebook (Mouse)	Carryn Watson	Main office area
LYO018	HP 2500L Color Lazer Printer	Lyons Staff	Main office area

ASSET NUMBER	ASSET DESCRIPTION	USAGE	LOCATION
LYO072	Nashua Aficio AP206	Spare	Computer Storeroom
LYO006	Pentium IV PC (Keyboard mouse & speakers)	David Jones	Main office area
LYO020	19" Dell CFT white Monitor	Spare	Computer Storeroom
LYO002	HP Compaq DX2200 Microcomputer (Mouse & Keyboard)	Reann Chunderdoojh	Main office area
LYO022	Sumsung 17" LCD Monitor	Reann Chunderdoojh	Main office area
LYO013	HP Lazerjet 1200 printer	Reann Chunderdoojh	Main office area
LYO040	HP Compaq DX2200 Microcomputer (Mouse & Keyboard)	Zcharnel Fourie	Main office area
LYO024	Sumsung 17" LCD Monitor	Zcharnel Fourie	Main office area
LYO084	HP Lazerjet 1200 printer	Zcharnel Fourie	Main office area
LYO026	HP Compaq NX 6110 Notebook	Neil Stephen	Main office area
LYO083	HP 1200 Lazerjet Printer (white)	Spare	Computer Storeroom

ASSET NUMBER	ASSET DESCRIPTION	USAGE	LOCATION
LYO058	Pentium I PC (Keyboard & Mouse)	Access Control	Computer storeroom
LYO042	14" Mecer CFT White monitor	Access Control	Computer storeroom
LYO017	Hp Omnibook XE 4500 Notebook	Barry Davies	Barry Davies
LYO043	Rectron Pentium IV Computer (Keyboard, mouse)	Reception	Reception
LYO019	17" Wen CFT monitor	Reception	Reception
LYO087	HP Lazerjet 4000N Printer	Reception	Reception
LYO030	Rectron Pentium IV Black (Case Only)	Spare	Computer storeroom
LYO035	Pentium III (No Memmory, No CPU Fan)	Spare	Computer storeroom
LYO046	Pentium III (No Memmory, No CPU Fan)	Spare	Computer storeroom
LYO060	Pentium III PC	Spare	Computer storeroom
LYO071	Pentium III (No Memmory, No Network card, No HDD)	Spare	Computer storeroom
LYO031	14" Mecer CFT White monitor	Spare	Computer storeroom
LYO032	15" Mecer CFT White monitor	Spare	Executive Office
LYO033	15" Mecer CFT White monitor	Spare	Computer storeroom
LYO034	17" Mecer CFT White monitor	Spare	Computer storeroom
LYO036	HP Compaq Dx6100 PC (Keyboard, Mouse and Speakers)	Clinton Smalberger	IT Office

ASSET NUMBER	ASSET DESCRIPTION	USAGE	LOCATION
LYO037	LG 17" Flatron LCD Monitor (White)	Clinton Smalberger	IT Office
LYO039	17" Rectron CFT Black monitor	Clinton Smalberger	IT Office
LYO059	Pentium II PC (Keyboard mouse & speakers)	Scanner	IT Office
LYO056	Pentium III PC	Lyons-SQL (Sales Logix)	IT Office
LYO050	Pentium III PC	Spare	IT Office
LYO063	Mecer PIII Notebook	Presentation	IT Office
LYO044	Fujifilm s3000 Digital Camera	Site Camera	IT Office
LYO045	Epson Photo PC 750z Digital Camera	Site Camera	IT Office
LYO051	LG Digital Projector	Presentation	IT Office
LYO052	LG Digital Projector	Presentation	Boardroom
LYO053	Pentium III PC (wireless Keyboard, wireless mouse and speakers)	Presentation	Boardroom
LYO054	HP Lazerjet 1100 Lazerjet printer	Clinton Smalberger	IT Office
LYO055	OKI C7200 Color Lazer Printer	N/A	IT Office

ASSET NUMBER	ASSET DESCRIPTION	USAGE	LOCATION
LYO006	Rectron 17" CRT Monitor	David Jones	Main office area
LYO003	FOSA Laptop (Mouse)	Jamie	Main office area
LYO011	Pentium IV PC (Keyboard & Mouse)	Monty	Main office area
LYO014	Mecer 17" CRT Monitor	Accounts	Accounts
LYO017	Pentium IV PC (Keyboard & Mouse)	Spare	Executive Affice
LYO021	HP Compaq DX2200 Microcomputer (Mouse & Keyboard)	Voula	Main office area
LYO027	Sumsung 17" LCD Monitor	Voula	Main office area
LYO035	HP Lazerjet 1100 Lazerjet printer	Spare	Computer Storeroom
LYO038	Pentium IV PC (Keyboard & Mouse)	Firewall	Server Room
LYO040	Samsung 14" GFT Monitor	Firewall	Server Room
LYO041	Dual Pentium III Server (Mouse & Keyboard)	WSUS	Server Room
LYO046	Dual Pentium IV Server (Mouse & Keyboard)	Lyons-Server	Server Room
LYO047	LG 14" CFT Monitor	Lyons-Server	Server Room
LYO050	Pentium III Server (Keyboard & Mouse)	Thort-SQL	Server Room
LYO056	Mecer 14" CRT Monitor	Thort-SQL	Server Room

ASSET NUMBER	ASSET DESCRIPTION	USAGE	LOCATION
LYO090	Gigabyte Black PIV Desktop	Accounts	Accounts Office
LYO091	HP Compaq DX2200 Microcomputer (Mouse & Keyboard)	Brad Rosmarin	Main Office Area
LYO093	LG 17" LCD Monitor	Brad Rosmarin	Main Office Area
LYO092	HP Compaq DX2200 Microcomputer (Mouse & Keyboard)	Lisa Sabbioni	Main Office Area
LYO095	LG 17" LCD Monitor	Lisa Sabbioni	Main Office Area
LYO094	HP Compaq DX2200 Microcomputer (Mouse & Keyboard)	Jamie Nowitz	Main Office Area
LYO096	LG 17" LCD Monitor	Jamie Nowitz	Main Office Area
LYO097	HP Compaq DX2200 Microcomputer (Mouse & Keyboard)	Charlotte Nel	Charlotte Offcie
LYO098	Samsung 17" LCD Monitor	Charlotte Nel	Charlotte Offcie
LYO099	HP Lazerjet 1200	Charlotte Nel	Charlotte Offcie

Exhibit 36

16

DATED ______________________ 2008

CYTOS LIMITED

~ and ~

[MAITLAND NOMINEES LIMITED
and
MAITLAND SERVICES LIMITED]

SHARE PURCHASE AGREEMENT

for the acquisition of

CORALLINE LIMITED

Lawyers Direct
53 Davies Street
London W1K 5JH

GF/LD/CYTOS
D-SPA Draft (3) 10-04-08

CONTENTS

AGREEMENT

DATED: 2008

BETWEEN: not defined

(1) THE SEVERAL PERSONS whose names and addresses are respectively set out in columns (1) and (2) of Schedule 1 hereto ("the Sellers"); and

(2) CYTOS LIMITED a company incorporated in the Isle of Man (Co. No. 112791C) and whose registered office is situate at 6, Hope Street, Castletown, Isle of Man, IM9 1AS ("the Buyer")

WHEREAS:

(A) The Sellers are the beneficial owners of the entire issued share capital of the Company.

(B) The Sellers wish to sell and the Buyer is willing to purchase the Shares (as defined below) on the terms and subject to the conditions set out in this agreement.

WHEREBY IT IS AGREED as follows "Seller" not defined

1. Definitions

1.1 In this agreement and the Recitals and schedules hereto the following words and expressions shall (unless the context otherwise requires) have the following meanings:

"Accounts Date"	31 March [2008]
"Accounts"	the audited balance sheet of the Company as at the Accounts Date and the profit and loss account of the Company for the financial period ended on the Accounts Date and in each case the directors' and auditors' reports and notes in relation thereto
"Associate"	any person or company who is a connected person as that expression is defined in section 839 of ICTA
"Business"	the business of owning a freehold investment property and the letting out of the same as carried on by the Company at the date of this agreement
"Business Day"	a day (not including Saturdays and Sundays) on which banks are open for business in the Isle of Man
"Buyer's Solicitors"	Consultant Lawyers Direct Limited of 53 Davies Street, London W1K 5JH
"CAA"	the Capital Allowances Act 2001
["Claim"	a bona fide claim by the Buyer against the Warrantors:

(i) seeking damages for breach of any of the Warranties; or

(ii) seeking to be indemnified pursuant to the Tax Covenant]

"Company" Coralline Limited a [private] company incorporated in the Isle of Man (Company Number 063538C) on [*date of incorporation]* under the Isle of Man Companies Acts 1931-2004 with limited liability having at the date hereof an authorised share capital of £2,000 divided into 2,000 Ordinary Shares of £1 each (of which 2 have been issued and are fully paid) and all of which shares are represented by Share Certificates

"Completion" the performance by the parties of the obligations respectively undertaken by them in Clause 4

"Completion Date" the [date of this agreement]

"Confidential Information" all information not publicly known, which is used in or otherwise relates to the business or affairs of the Company, the Seller, the Buyer or any of their respective Subsidiaries or Associates including, without limitation, information:

(a) relating to any of their customers or suppliers or financial or other affairs, the marketing of goods and services including, without limitation, customer or supplier names and lists and other details of customers or suppliers, sales targets, sales statistics, market share statistics, prices, market research reports and surveys and advertising or other promotional materials;

(b) which comprises any trade or technical or commercial secret or know how, recipe or method of working or operation;

(c) relating to future projects, business development or planning, commercial relationships and negotiations;

(d) which comprises information which is confidential to any customer of the Company or the Seller or the Buyer or any of their respective Subsidiaries or Associates; and

(e) which comprises the existence or terms or subject matter of this agreement or of any related or ancillary transaction or agreement;

"Connected Person" has the meaning attributed thereto in section 839 ICTA and references to a person being connected to another shall be construed accordingly

"Counsel"	such counsel of not less than ten years' call in company and commercial law as the Warrantors and the Buyer shall agree or failing agreement as shall be appointed on the request of any of them by the President for the time being of The Law Society [illegible]
"Current Use"	the purpose or purposes for which the Properties are being used as described in the Property Particulars
"Directors"	the directors (including, without limitation, shadow directors) of the Company named in Schedule [ ]
"Disclosure Letter"	means the letter of even date from the Sellers/ Sellers' Solicitors to the Buyer/ Buyer's Solicitors
"Disclosure Bundle"	the documents disclosed by or for the purposes of the Disclosure Letter
"Encumbrance"	any interest or equity of any person (including, without prejudice to the generality thereof), any right to acquire, option, right of first refusal or right of pre-emption) or any mortgage or charge pledge, lien, restriction, assignment, hypothecation, security interest, title retention or any other security agreement or arrangement (including, without limitation, a title transfer and retention arrangement) having a similar effect
"Freehold Property"	means the freehold property short particulars of which are set out in Part I of Schedule 3 hereto
["Finally Decided"	in relation to a Claim means either: (i) agreed in writing between the Buyer and the Warrantors; or (ii) determined by a court of competent jurisdiction in the United Kingdom from which there is no further appeal or from whose judgment or decree the Warrantors or the Buyer (as the case may be) do or does not appeal within the applicable time limit]
"ICTA/Taxes Act"	the Income and Corporation Taxes Act 1988
"IHTA"	the Inheritance Tax Act 1984 and "IHT" shall be construed accordingly
"Initial Payment"	the sum of £500,000 *[subject to adjustment depending on Sellers' current/loan accounts at Completion]* payable on completion to the Sellers in the proportions specified in column (7) of Schedule 1
"Intellectual Property"	any and all intellectual property of whatever

and "Intellectual Property Rights"	nature and in whatever form including without limitation inventions, patents, trade marks, service marks, registered designs, domain names, pending applications for any of the foregoing, trade and business names, brand names, unregistered trade marks and service marks, unregistered designs and rights in designs, copyrights, database rights, topography rights and rights in computer software, moral rights, performers rights, know-how, and all other similar or equivalent industrial, intellectual or commercial rights or property subsisting under the laws of each and every jurisdiction throughout the world whether registered or not, and whether vested, contingent or future, and all reversions, renewals and extensions of any of the foregoing, and all rights under licences, consents, orders, statutes or otherwise in relation to any of the foregoing;
"Lease"	the lease of the Freehold Property short particulars of which are set out in Part 2 of Schedule 2 hereto
"Parties"	the Sellers and the Buyer
"Planning Acts"	the English legislation relating to the Freehold Property and being the Town and Country Planning Act 1990 the Planning (Listed Buildings and Conservation Areas) Act 1990 the Planning (Consequential Provisions) Act 1990 the Planning (Hazardous Substances) Act 1990 the Planning and Compensation Act 1991 and the Local Government Planning and Land Act 1980 and any other legislation relating to town and country planning in force from time to time
"Pro-Forma Balance Sheet"	the pro-forma balance sheet of the Company at Completion as set out in Schedule 6
"Purchase Price"	means the sum of £2,200,000 *[subject to adjustment on a £1 for £1 basis to the extent that at Completion there remains any debt/mortgage owing by the Company to Halifax plc/HBOS plc or any other bank or financial institution]*
"Relief"	any loss, relief, allowance, exemption, set-off, deduction, debit, deficit, right to repayment or credit or other relief of a similar nature granted by or available in relation to Tax or the base for computing any tax pursuant to any legislation or otherwise;
"Sellers' Solicitors"	[ ]
"Shares"	means the said issued Ordinary Shares of £1 each in the Company all of which are beneficially owned by the Sellers in the proportions set opposite their respective names in Column (3) of Schedule 1

"Subsidiary"	has the meaning set out in section [ ] of the Isle of Man Companies Acts 1931-2004/2006 and "Subsidiaries" shall be construed accordingly
"Tax Authority"	any body or organisation in any country having authority in relation to Tax
"Tax" or Taxation"	any form of taxation, levy, duty, charge, contribution, or impost of whatever nature (including any related fine, penalty, surcharge or interest) imposed by a Tax Authority which is imposed by reference to profits of the Company or is value added tax attributable to output supplies of the Company but does not include any other form of taxation, levy, duty, charge or impost of any nature;
["Tax Covenant"	the tax covenant set out in Schedule 4]
"Tax Warranties"	the warranties set out in Part 2 of Schedule 3
"TCGA"	the Taxation of Chargeable Gains Act 1992
"VAT Act""	the Value Added Tax Act 1996
"Warranties"	the representations and warranties on the part of the Warrantors which are contained or referred to in clause 6 and Schedule 3 and "Warranty" includes any one of them
"Warrantors"	The Sellers

1.2 The expression "Sellers" includes their respective personal representatives and successors.

1.3 Any document expressed to be "in the approved terms" is a reference to a document in a form approved and for the purpose of identification signed by or on behalf of the parties hereto.

1.4 Where any Warranty or matter disclosed in the Disclosure Letter refers to the knowledge, information, awareness or belief of any person, each such person shall be deemed to have made full enquiry into the subject matter of that Warranty or Disclosure.

1.5 References to clauses and schedules unless the context otherwise requires, are references to clauses and schedules to this agreement.

1.6 In this agreement and the schedules unless the context otherwise requires a reference to one gender shall include all genders, the singular shall include the plural and vice versa, and references to persons shall include bodies corporate, unincorporated associations and partnerships. References to the word "include" or "including" are to be construed without limitation and the "eiusdem generis" rule shall not apply.

1.7 In this agreement and the schedules unless the context otherwise requires words and phrases the definition of which is contained or referred to in Part XXVI of the Companies Act 1985 shall be construed as defined therein.

1.8 References in this agreement and the schedules to any statute or statutory provision shall include (except where the context otherwise requires) any statute or statutory provision

which amends extends consolidates or replaces the same and any statute or statutory provision which has been amended, extended, consolidated or replaced by the same and shall include any order, regulation, instrument or other subordinate legislation made under the relevant statute or statutory provision.

1.9 References to "FRSs" and "SSAPs" are respectively references to Financial Reporting Standards and Statements of Standard Accounting Practice issued by the Accounting Standards Board Limited

1.10 The headings in this agreement and the schedules are inserted for convenience only and shall not affect the construction hereof.

1.11 Any agreement, covenant, representation, warranty, undertaking or liability arising under this agreement on the part of two or more persons shall be deemed to be made or given by such persons jointly and severally.

1.12 The Schedules hereto shall be deemed to be fully incorporated herein

2. **Conditions Precedent**

2.1 The completion of this agreement and of the sale and purchase of the Shares hereunder is conditional upon the following matters:

2.1.1 [approval by the Boards of Directors/Shareholders of the Parties];

2.1.2 [receipt of any tax clearances/regulatory consents];

2.1.3 [receipt of funding on terms satisfactory to the Buyer]; ?

2.1.4 The Lease being amended on the agreed terms prior to Completion;

2.1.5 The side letter dated 9 July 2006 between JCI (London) Limited and the Company being terminated prior to Completion;

2.1.6 The Company being re-registered as a company incorporated under the Isle of Man Companies Act 2006; and

2.1.7 [*anything else?*]

2.2 The parties agree to use all reasonable endeavours to procure that each of the Conditions is fulfilled by not later than [31 July] 2008. If all of the Conditions are not satisfied to the reasonable satisfaction of the parties, or waived by the parties, by that date then either party may give written notice to the other cancelling the provisions of this agreement at once and the provisions of this agreement shall cease and determine and no party shall have any right or liability under or pursuant to the provisions of this agreement.

2.3 Pending Completion, the Sellers shall cause the business of the Company and the Subsidiaries to be conducted in the ordinary and regular course and on a diligent and prudent basis of administration and management and not take any other action which is inconsistent with the provisions of this agreement.

3. Sale and Purchase

3.1 Each of the Sellers hereby agrees to sell as beneficial owner and with full title guarantee and the Buyer agrees to purchase with effect from Completion the number of Shares set opposite his or her name in Column (3) of Schedule 1 free from any Encumbrance and together with all accrued benefits and rights (including without limitation any dividend or other distribution declared paid or made on or after the date hereof) and otherwise upon the terms and subject to the conditions hereinafter contained

3.2 Each of the Sellers hereby waives any pre-emption rights in respect of the shares conferred on him by the Articles of Association of the Company or by any agreement between the Sellers relating to the Shares

3.3 Each of the Sellers undertakes with the Buyer so far as within his power to exercise his powers and votes towards procuring the taking of such steps (including any steps to be taken by the Company or the directors of the Company) as may be necessary to enable the provisions of this agreement to be given full force and effect

3.4 The Buyer shall not be obliged to complete the purchase of any of the shares unless the purchase of all the Shares is completed simultaneously

4. Purchase Price

4.1 The Purchase Price for the sale of the Shares shall be the sum of Two million two hundred thousand pounds (£2,200,000.00) [SUBJECT AS AFORESAID] which shall be satisfied as follows:

4.1.1 [Details to follow] [As to the sum of [£??????] in cash payable on [Completion – IS ANY TO BE DEFERRED?] to the Sellers in the proportions set opposite their respective names in Column (6) of Schedule 1 hereto

4.1.2

4.2 The Purchase Price shall be deemed to be reduced by the amount of any payment made to the Buyer:

4.2.1 in respect of any breach of any Warranty; or

4.2.2 [under the Tax Covenant]

5. Completion

5.1 Completion shall take place at the offices of [the Sellers' solicitors] immediately following [the satisfaction of the Conditions set out in clause 2 above] [the execution hereof]

5.2 On Completion:

5.2.1 The Sellers shall deliver to the Buyer:

(a) Instruments of transfer in respect of the Shares duly executed by the respective registered holders thereof in favour of the Buyer or its nominee (if more than one in such respective numbers) as the Buyer may direct;

(b) the share certificates in respect of the Shares (or lost share certificate indemnities in respect thereof);

(c) such other documents as may be required to give a good title to the Shares and to enable the Buyer or its nominee to become the registered holders thereof;

(d) duly executed releases in a form satisfactory to the Buyer releasing the Company from any liability whatsoever (actual or contingent) which may be owing to the Sellers by the Company; and

(e) the written resignations under seal in the approved form of each of the Sellers resigning their respective offices as director and/or secretary of the Company acknowledging that he/she has no claim for compensation for loss of office redundancy unfair dismissal pension or any claim under the Employment Rights Act 1996 or other claim whatsoever in respect of such loss of office

5.2.2 The Sellers shall deliver to the Buyer as agent for the Company:

(a) the Certificate of Incorporation (and any Certificates of Incorporation on Change of Name) of the Company and the Certificate of Re-Registration under the 2006 Act; and

(b) the Common Seal (if any) of the Company;

(c) the Statutory Books of the Company made up to date;

(d) copies of the Memorandum and Articles of Association of the Company;

(e) all documents of title in respect of the Property including (but not limited to) the counterpart Lease;

(f) all the current cheque books of the Company together with current statements made up to a date not more than 2 days prior to the date hereof of all their accounts with a reconciliation up to Completion;

(g) [discharges of the charges or similar];

5.2.3 The Sellers will do everything within their power as directors/ shareholders of the Company to hold a board meeting of the Company at which the Directors shall:

(a) vote in favour of the person or respective persons in favour of whom the Instruments of transfer referred to in sub-clause 5.2.1(a) have been completed being registered in the Register of Members of the Company as the registered holder or holders of the shares pursuant to such Instruments of Transfer;

(b) (if requested by the Buyer) revoke all existing bank mandate authorities to bankers in respect of the operation of the bank accounts of the Company and give authority in favour of such persons as the Buyer may nominate to operate such accounts;

(c) appoint to the boards of the Company such person or persons as the Buyer may nominate; and

(d) appoint as secretary of the Company such person or persons as the Buyer may nominate

5.2.4 Subject to the performance by the Sellers of their obligations hereunder there shall be delivered by the Buyer:

(a) to the Sellers' Solicitors (who are authorised to receive the same and delivery to whom shall be a good discharge to the Buyer who shall not be obliged to see to the apportionment thereof as between the Sellers) the Purchase Price which shall be paid by bank transfer to the account of the sellers' solicitors *[please insert relevant details]*; and

(b) to the Sellers' Solicitors a certified copy of the resolution of the Board of the Buyer authorising the entry into of this agreement and the transactions hereby contemplated

5.3 If in any respect the provisions of sub-clause 5.2 are not complied with on or by the date for Completion set by sub-clause 5.1 the Buyer may:

(a) defer Completion to a date not more than 28 days after the date set out by sub-clause 5.1 (and so that the provisions of sub-clause 5.2 shall apply to Completion as so deferred) ;

(b) proceed to completion so far as is practicable (without prejudice to its rights hereunder); or

(c) rescind this agreement by notice in writing to the Sellers

6 <u>Warranties</u>

6.1 The Sellers hereby warrants to the Buyer that each Warranty is at the date of this agreement, true, accurate and not misleading.

6.2 The Sellers hereby acknowledges that the Buyer is entering into this agreement in reliance upon each Warranty and that each Warranty has also been given as a representation and with the intention of inducing the Buyer to enter into this agreement.

6.3 The Buyer shall not be entitled to claim that any fact renders any of the Warranties untrue or misleading or caused them to be breached if it has been fully, fairly and accurately disclosed to the Buyer in the Disclosure Letter. For the purpose of this clause "fairly disclosed" shall mean disclosed in such a manner and with such detail to enable a reasonable buyer to make an informed assessment of the matter concerned, its nature and effect.

6.4 The Sellers hereby covenants and undertakes to the Buyer that, if after the date hereof it shall be found that any matter the subject of a Warranty was not as warranted then, notwithstanding any further right of the Buyer in respect of such breach of Warranty, if the effect is that:

6.4.1 the value of any asset belonging to the Company is less than its value was represented as being by the relevant Warranty; or

6.4.2 any asset represented as belonging to the Company does not so belong; or

6.4.3 the Company has incurred or is under any liability or contingent liability which has not been fully, fairly and accurately disclosed against the relevant Warranty;

then the Sellers shall on demand pay to the Buyer (or, if so directed by the Buyer, to the Company) an amount equal to the amount by which the value of the net assets of the Company is less than it was represented as being pursuant to the relevant Warranty. Any such payment made by the Sellers shall be taken into account in assessing the damages of the Buyer in connection with, arising out of or resulting from any such breach of Warranty.

6.5 No claim by the Buyer under the provisions of this clause 6 shall be prejudiced nor shall the amount of any such claim be reduced in consequence of any information relating to the Company or any Subsidiary which may at any time have come to the knowledge of the Buyer or any of its advisers (other than information contained in the Disclosure Letter and any annexure to it) and it shall not be a defence to any claim against the Sellers that the Buyer knew or ought to have known or had constructive knowledge of any information (other than information contained or supplied as aforesaid) relating to the circumstances giving rise to such claim.

6.6 The Warranties are separate and independent and save as expressly provided in this agreement or in the Disclosure Letter shall not be limited by reference to any other paragraph or anything in this agreement and such Warranties shall remain in full force and effect notwithstanding Completion.

6.7 The Sellers undertake (in the event of any claim being made against it in connection with the sale of the Shares to the Buyer) not to make any claim against the Company, or a director or an employee of the Company or any Subsidiary, on whom it may have relied before agreeing to any term of this agreement or authorising any statement in the Disclosure Letter and the Sellers hereby agree to consent to the grant of injunctive relief to restrain a breach of the undertaking contained in this paragraph if requested by the Buyer so to do.

6.8 The liability of the Sellers in respect of the Warranties shall be limited in the manner set out in schedule 5.

7. <u>Covenants and Indemnities</u>

Indemnity in respect of tax

7.1 [The Sellers hereby covenant to make payments to the Buyer in the terms of Schedule 4, subject to the provisions of Schedule 5 where applicable.]

Indemnity in respect of pre completion liabilities of the Company

7.2 Without prejudice to any and all other rights and remedies of the Buyer in relation to any breach of the Warranties the Sellers shall pay to the Buyer by way of reduction or refund of the Consideration an amount equal to the amount of all losses, liabilities, costs and expenses incurred at any time before or after Completion by the Company arising as a result of or in connection with any act or omission, obligation or liability (actual or contingent (but in the case of contingent only if and to the extent such contingent liability becomes an actual liability)) of the Company existing at Completion including any such liability which is notified to the Company after Completion but relates to the period prior to Completion ("Company Liabilities").

Indemnity in respect of other properties

7.3 Without prejudice to any and all other rights and remedies of the Buyer in relation to any breach of the Warranties the Sellers shall pay to the Buyer by way of reduction or refund of the Consideration an amount equal to the amount of all losses, liabilities, costs and expenses incurred at any time before or after Completion by the Company arising as a result of or in connection with any obligation or liability (actual or contingent) of the Company existing at Completion in relation to any land or interest in land which is owned or leased by the Company but which is not included in the Properties listed in part 2 of schedule 1 ("Property Liabilities") including without limitation any actual or contingent liability in relation to any leasehold property previously owned or occupied by the Company or in respect of which any guarantee or indemnity has been given by the Company.

7.4 The Sellers undertake to and covenant with the Buyer (for itself and as trustee for the Company) that, if after Completion it is discovered that the Company had on or before Completion given or undertaken any guarantees, indemnities or similar obligations in respect of the obligations of any person other than the Company and such guarantees, indemnities or obligations were not finally and unconditionally released on Completion, the Sellers will indemnify the Buyer and the Company and keep each of them fully indemnified on demand against all claims, demands, actions, proceedings, damages, losses, costs, expenses or liabilities suffered or incurred by the Buyer or the Company under or in connection with such guarantees, indemnities or obligations.

7.5 The Sellers hereby agree to indemnify and to keep indemnified the Buyer and the Company from and against any cost, loss, liability, claim or demand which the Buyer or the Company incur or suffer as a result of any of the following matters: [TO BE CONSIDERED AFTER REPLIES TO ENQUIRIES HAVE BEEN RECEIVED]

7.5.1 [ ];

7.5.2 [ ]; and

7.5.3 [ ].

8. **Further Assurance**

The Sellers shall (and shall use all reasonable endeavours to procure that any other necessary party shall) execute and do all acts deeds documents and things as may be reasonably required by the Buyer for securing to or vesting in the Buyer the legal and beneficial ownership of the Shares forthwith upon Completion or which may otherwise be reasonably necessary or desirable to fulfil the provisions of this agreement and to carry into effect the intentions of the parties as expressed in this agreement in accordance with its terms and conditions.

9. **Entire Agreement**

This agreement and the agreements referred to herein as being in the agreed form constitutes the entire agreement between the parties with respect to its subject matter. It supersedes all previous agreements and understandings between the parties.

10. **Severability**

10.1 If at any time any provision of this agreement is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, that shall not affect or impair:

10.1.1 the legality, validity or enforceability in that jurisdiction of any other provision of this agreement; or

10.1.2 the legality, validity or enforceability under the law of any other jurisdiction of that or any other provision of this agreement.

10.2 Without prejudice to clause 10.1, should any competent authority or court indicate that this agreement will only be exempt from, or fall outside the scope of, any applicable laws or regulations if it is amended in certain respects or any provision of this agreement be discovered or declared (whether formally or informally) by any competent authority or court to be legally void or unenforceable in whole or in part, then the parties shall meet with a view to reaching agreement upon amendments that are acceptable to the competent authority or court and most nearly achieve the object of the objectionable, allegedly void or unenforceable provision and upon such other amendments as may be appropriate, having regard to the changed nature of the agreement.

11. <u>Waiver</u>

11.1 Any right or remedy conferred upon the Buyer hereby shall be in addition to and without prejudice to any other right or remedy available to it and no exercise or failure to exercise such a right or remedy shall constitute a waiver by the Buyer of any such other right or remedy.

11.2 No failure or delay by the Buyer or time or indulgence given by it in or before exercising any remedy or right under or in relation to this agreement shall operate as a waiver of the same nor shall any single or partial exercise of any remedy or right preclude any further exercise of the same or the exercise of any other remedy or right.

11.3 No waiver by any party of any requirement of this agreement or of any remedy or right under this agreement shall have effect unless given by notice in writing signed by such party. No waiver of any particular breach of the provisions of this agreement shall operate as a waiver of any repetition of such breach.

11.4 Any release, waiver or compromise or any other arrangement which the Buyer gives or enters into with any party to this agreement in connection with this agreement shall not affect any right or remedy of the Buyer as regards any other party's liabilities under or in relation to this agreement and such other party shall continue to be bound by this agreement as if it had been the sole contracting party.

11.5 A waiver of a breach of or default under any of the terms of this agreement will not prevent a party from subsequently requiring compliance with the waived obligation in respect of that breach (unless the waiver provides otherwise) or continued default.

11.6 The rights, powers and remedies provided in this agreement are cumulative and (subject as otherwise provided in this agreement and in particular in clause 8 above) are not exclusive of any right, power or remedy provided by law.

12 <u>Variation</u>

This agreement may not be released, discharged, supplemented, amended, varied or modified except by an instrument in writing signed by a duly authorised representative of each of the parties hereto.

13 Confidentiality

13.1 Each party undertakes to the other to keep secret and confidential all Confidential Information (in any form) received during the continuance of this agreement or obtained as a result of entering into or performing this agreement.

13.2 Each party undertakes to the other not to use any Confidential Information except for the purposes of this agreement and shall not (without the prior written consent of the party to which or whom it is confidential) disclose the same to any person save to the extent necessary for the performance of this agreement and except to the extent that such information:

13.2.1 is required to be disclosed by the law of any relevant jurisdiction;

13.2.2 is required to be disclosed by the Buyer to its bank (or its advisors) for the purposes of or in connection with the financing (whether in whole or in part) raised by the Buyer;

13.2.3 is required to be disclosed by any securities exchange or regulatory or governmental body to which either party is subject or submits wherever situated including (without limitation) the UK Listing Authority, the London Stock Exchange, the Financial Services Authority and the Panel on Takeovers and Mergers whether or not the requirement for information has the force of law, in which case the party concerned shall take all such steps as may be reasonable and practicable in the circumstances to agree the contents of such announcement with the other party before making such announcement provided that, in any event, any such announcement shall be made only after notice to the other party;

13.2.4 is trivial or obvious;

13.2.5 is already in the public domain at the time of disclosure or thereafter shall fall into the public domain other than as a result of breach of this clause;

13.2.6 is in the disclosing party's possession (as evidenced by written records) otherwise than as a result of a breach of this clause;

13.2.7 becomes known to the disclosing party from a source other than another party to this agreement otherwise than as a result of a breach of this clause; or

13.2.8 was disclosed after the express prior written approval of the party to whom such information belongs;

and in any event subject to the disclosing party having notified the other party in writing prior to making such disclosure.

13.3 Each of the parties undertakes to the other to take all such steps as shall from time to time be necessary to ensure compliance with the provisions of this clause 14 by its Group Companies employees, agents and contractors.

13.4 Notwithstanding anything contained elsewhere in this agreement, the provisions of this clause 13 shall survive the termination or expiry of this agreement.

14 Announcements

14.1 Save as otherwise provided in this clause 14 no public statement or announcement (or any statement or disclosure to any public or regulatory body or any other body which has an

obligation to or which is likely to make public any such statement or disclosure) concerning the fact or subject matter of this agreement or any ancillary matter shall be made by any party without the prior written approval of the other, such approval not to be unreasonably withheld or delayed.

14.2 Any party may make an announcement concerning the subject matter of this agreement or any ancillary matter to the extent required by:

14.2.1 the law of any relevant jurisdiction;

14.2.2 any securities, exchange or regulatory or governmental body to which that party is subject or submits, wherever situated, including (without limitation) the Financial Services Authority, the London Stock Exchange and the Panel on Takeovers and Mergers, whether or not the requirement has the force of law, in which case the party concerned shall take all such steps as may be reasonable and practicable in the circumstances to agree the contents of such announcement with the other party before making such announcement provided that, in any event, any such announcement shall be made only after notice to the other party.

14.3 The Buyer may at any time after Completion make an announcement in the agreed form or statement to customers, clients, suppliers or employees of the Company informing them of the acquisition of the Shares by the Buyer.

15 **Assignment**

15.1 Subject to clause 15.2, neither party may assign or in any way dispose of to any third party its rights under this agreement (save that the Buyer may assign the benefit of the Warranties set out in Schedule 3 [and the benefit of the Tax Covenant] subject to the provisions of Schedule 5) provided that either party may assign all of its rights to any company which at the relevant time is its Group Company and any act or omission of any such company shall for the purposes of this agreement be deemed to be the act or omission of the relevant party.

15.2 Notwithstanding any other provision in this agreement, the Buyer shall be entitled to grant security over or assign by way of security all or any of its rights under this agreement (the "Rights") for the purposes of or in connection with the financing (whether in whole or in part) raised by the Buyer in relation to:

15.2.1 the acquisition contemplated by this agreement; or

15.2.2 the working capital requirements of the Company following Completion; or

15.2.3 to the liquidator or administrator, or any receiver or other person or entity entitled to enforce any of such security or who may enter into any other assignment or transfer of any of the Rights upon the enforcement of such security.

15.3 The assigning party shall promptly give notice to the other party of any permitted assignment under this clause 15 and any purported assignment shall not be valid unless the assignee agrees in writing to be bound by the provisions of this agreement.

16 **Disputes**

16.1 If any difference of opinion arises between the parties in relation to any provision of this agreement in respect of which a party is expressed to have the right to refer such matter for determination by an independent firm of accountants pursuant to this clause 16, subject to any time period referred to in the relevant provision during which the parties must seek to

resolve the dispute before referring it to an independent firm having expired, either party may refer the matter to an independent firm of accountants for resolution as follows:

16.1.1 the independent firm shall be jointly agreed by the parties or, if no agreement is reached within 10 days after either party notifies the other that it wishes to appoint a firm under this clause, the independent firm shall be appointed at the request of either party by the President of the Institute of Chartered Accountants in England and Wales or, where the dispute concerns a matter exclusively involving a single jurisdiction other than the United Kingdom, any equivalent body in such jurisdiction;

16.1.2 the independent firm shall be requested to resolve the matter in dispute applying the terms of this agreement;

16.1.3 the determination of the independent firm shall be final and binding on both parties in the absence of manifest error;

16.1.4 the independent firm shall be deemed to act as experts not arbitrators; and

16.1.5 the costs of the independent firm shall be shared by the parties equally

17 <u>Notices</u>

17.1 Any notice to be given hereunder shall be in writing and delivered by hand or by pre-paid first class post or by facsimile letter (notices sent by facsimile shall be confirmed immediately by pre-paid first class post) addressed and sent to the party to be served at the addresses provided in clause 17.3.

17.2 Notices addressed as provided in clause 17.3 shall be deemed to have been duly served:

17.2.1 if sent by personal delivery, upon delivery at the address of the relevant party;

17.2.2 if sent by first class post, two business days after the date of posting if posted in the country of destination otherwise after seven days; and

17.2.3 if sent by facsimile, when despatched provided that if any such notice would otherwise be deemed to be served outside working hours, such notice shall be deemed to be served at the start of working hours on the next business day.

17.3 The relevant addressee, address and facsimile number of each party for the purpose of this agreement are:

Name of Party	**Address**	**Facsimile Number**
The Sellers	Falconcliff, Palace Road, Doulas, Isle of Man, IM99 1EP	[????????????]
The Buyer	6, Hope Street Castletown Isle of man IM9 1AS	01624 823954

or such other address as any party may have previously notified to the other.

17.4 It is hereby specifically agreed that notice to either of the Sellers shall be deemed to be notice to both of the Sellers [and the Sellers hereby appoint [ ] to receive and deal with all such notices on behalf of the Sellers

18 **Counterparts**

This agreement may be entered into in any number of counterparts and by the parties to it on separate counterparts, each of which when executed and delivered shall be an original, but all the counterparts together shall constitute one and the same document. This agreement may be validly exchanged by fax.

19 **Costs and Expenses**

Each party to this agreement shall pay its own costs of and incidental to this agreement and the sale and purchase hereby agreed to be made **PROVIDED THAT** if after Completion the Buyer shall lawfully exercise any right hereby conferred to rescind this agreement the Sellers shall (without prejudice to any other rights which the Buyer may have against the Sellers) indemnify the Buyer against all expenses and costs incurred in investigating the affairs of the Company and in the preparation of this agreement

20 **Rights of Third Parties**

20.1 Save as otherwise specifically provided herein no person who is not a party to this agreement shall have any right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this agreement.

20.2 Nothing contained in clause 20.1 shall affect any right or remedy of any third party which exists or is available other than under the Contracts (Rights of Third Parties) Act 1999.

21 **General Provisions**

21.1 This agreement shall be binding upon and enure for the benefit of the personal representatives and successors of the parties as the case may be.

21.2 The provisions of this agreement in so far as the same shall not have been performed at Completion shall remain in full force and effect.

22 **Governing Law and Jurisdiction**

This agreement is governed by and shall be construed in accordance with the laws of the Isle of Man and the parties hereto submit to the non-exclusive jurisdiction of the Manx Courts in respect of any dispute, claim or matter arising from or under this agreement.

IN WITNESS whereof this agreement has been executed the day and year first before written.

SCHEDULE 1

DETAILS OF THE SELLERS

(1) Name of Vendor	(2) Address of Vendor	(3) No. of Ord. Shares	(4) Consideration for Ord. Shares
Maitland Nominees Limited	Falconcliff, Palace Road, Doulas, Isle of Man, IM99 1EP	[1]	[£????]
Maitland Services Limited	Falconcliff, Palace Road, Doulas, Isle of Man, IM99 1EP	[1]	[£]

SCHEDULE 2

INFORMATION RELATING TO THE COMPANY

PART 1 – THE COMPANY

1.	Registered Number	:	063538C
2.	Date and place of incorporation	:	Isle of Man – [ ]
3.	Address of registered office	:	Falconcliff, Palace Road, Doulas, Isle of Man, IM99 1EP
4.	Authorised share capital	:	£2,000 divided into 2,000 Ordinary Shares of £1.00 each
5.	Issued share capital	:	2 Ordinary Shares of £1.00 each
6.	Held by	:	
7.	Directors	:	
8.	Secretary	:	
9.	Accounting Reference Date	:	
10.	Auditors	:	
11.	Tax residence	:	
12.	VAT registration no.	:	
13.	Bank Accounts	:	
14.	Charges	:	

PART 3 – THE FREEHOLD PROPERTY

Description of Property	:	6, St James's Place, London, SW1, England as the same is registered with Title Absolute at HM Land Registry under Title No LN82820
Tenure	:	Freehold
Date of Lease	:	
Term of Lease	:	
Root of title/Title Number	:	
Current rent	:	
Current use of the Property	:	
Description of any part of the Property subject to a Letting	:	
Current rent receivable	:	

[Details of Lease to be inserted]

SCHEDULE 3

PART 1 - GENERAL WARRANTIES

1. **Power to sell the Company**

1.1 The Sellers have all requisite power and authority to enter into and perform this agreement in accordance with its terms and the other documents referred to in it.

1.2 This agreement and the other documents referred to in it constitute (or shall constitute when executed) valid, legal and binding obligations on the Sellers in the terms of the agreement and such other documents.

1.3 Compliance with the terms of this agreement and the documents referred to in it shall not breach or constitute a default under any of the following:

(a) any agreement or instrument to which either of the Sellers is a party or by which either of them is bound; or

(b) any order, judgment, decree or other restriction applicable to either of the Sellers.

2. **Shares in the Company and Subsidiaries**

2.1 The Sale Shares constitute the whole of the allotted and issued share capital of the Company and are fully paid.

2.2 The Sellers are the sole legal and beneficial owners of the Sale Shares.

2.3 The Company does not now have nor has it ever had any Subsidiaries and it has never been a Subsidiary of any other company.

2.4 No right has been granted to any person to require the Company to issue any share capital and no Encumbrance has been created and no commitment has been given to create an Encumbrance in favour of any person affecting any unissued shares or debentures or other unissued securities of the Company.

2.5 The Company:

(a) Does not hold or beneficially own, nor has it agreed to acquire, any securities of any corporation;

(b) is not nor has it agreed to become a member of any partnership or other unincorporated association, joint venture or consortium (other than recognised trade associations);

(c) does not have, outside its country of incorporation, any branch or permanent establishment;

(d) has allotted or issued any securities that are convertible into shares.

2.6 The Company has not at any time:

(a) purchased, redeemed or repaid any of its own share capital; or

(b) given any financial assistance in connection with any acquisition of its share capital or the share capital of its holding company (as that expression is defined in section 736 of the Companies Acts) as it would fall within sections 151 to 158 (inclusive) of the Companies Acts.

2.7 All dividends or distributions declared, made or paid by the Company have been declared, made or paid in accordance with its memorandum, articles of association, the applicable provisions of the Companies Acts and any agreements or arrangements made with any third party regulating the payment of dividends and distributions.

3. Constitutional and corporate documents

3.1 The copies of the memorandum and articles of association or other constitutional and corporate documents of the Company Disclosed to the Buyer or its advisers are true, accurate and complete in all respects and copies of all the resolutions and agreements required to be annexed to or incorporated in those documents by the law applicable are annexed or incorporated.

3.2 All statutory books and registers of the Company have been properly kept and no notice or allegation that any of them is incorrect or should be rectified has been received.

3.3 All returns, particulars, resolutions and other documents which the Company is required by law to file with or deliver to any authority in any jurisdiction (including, in particular, the Registrar of Companies [or other regulatory authorities] in the Isle of Man) have been correctly made up and filed or, as the case may be, delivered.

4. Insolvency

4.1 The Company:

(a) is not insolvent nor unable to pay its debts within the meaning of the Insolvency Act 1986 or any other insolvency legislation applicable to the company concerned; and

(b) has not stopped paying its debts as they fall due.

4.2 No step has been taken to initiate any process by or under which:

(a) the ability of the creditors of the Company to take any action to enforce their debts is suspended, restricted or prevented; or

(b) some or all of the creditors of the Company accept, by agreement or in pursuance of a court order, an amount less than the respective sums owing to them in satisfaction of those sums with a view to preventing the dissolution of the Company; or

(c) a person is appointed to manage the affairs, business and assets of the Company on behalf of the Company's creditors; or

(d) the holder of a charge over the Company's assets is appointed to control the business and assets of the Company.

4.3 In relation to the Company:

(a) no administrator has been appointed;

(b) no documents have been filed with the court for the appointment of an administrator; and

(c) no notice of intention to appoint an administrator has been given by the relevant company, its directors or by a qualifying floating charge holder (as defined in paragraph 14 of Schedule B1 to the Insolvency Act 1986).

4.4 No process has been initiated which could lead to the Company being dissolved and its assets being distributed among the relevant company's creditors, shareholders or other contributors.

4.5 No distress, execution or other process has been levied on an asset of the Company.

5. **Information**

5.1 All information contained in the Disclosure Letter and contained in the Replies to the Preliminary Enquiries raised by the Buyer's Solicitors is complete, accurate and not misleading.

5.2 The particulars relating to the Company in this agreement are accurate and not misleading.

6. **Accounts**

6.1 The Accounts have been prepared in accordance with the Companies Acts and with accounting standards, policies, principles and practices generally accepted in the UK and in accordance with the law and give a true and fair view of the commitments, financial position and affairs of the Company as at the Accounts Date and of the profit and loss of the Company for the financial year ended on that date.

6.2 The Accounts:

(a) make proper and adequate provision or reserve for all bad and doubtful debts, obsolete or slow-moving stocks, for depreciation on fixed assets and for liabilities (including contingent liabilities) and Taxation (including deferred Taxation);

(b) do not overstate the value of current or fixed assets; and

(c) do not understate any liabilities (whether actual or contingent).

6.3 The Accounts are not affected by any unusual or non-recurring items or any other factor that would make the financial position and results shown by the Accounts unusual or misleading in any material respect.

6.4 The Accounts have been prepared on a basis consistent with the audited accounts of the Company for the two prior accounting periods without any change in accounting policies used.

6.5 [Pro-Forma Balance Sheet Warranty to be added]

7. **Accounting, financial and other records**

7.1 All accounting, financial and other records of the Company (including the statutory books of the Company):

(a) have been properly prepared, filed and maintained;

(b) constitute an accurate record of all matters required by law to appear in them;

(c) do not contain any material inaccuracies or discrepancies;

(d) are in the possession of the Company to which they relate; and

(e) comply with all applicable laws.

7.2 No notice has been received or allegation made that any of those records are incorrect or should be rectified.

8. **Finance and guarantees**

8.1 No guarantee, mortgage, charge, pledge, lien, assignment or other security agreement or arrangement has been given by or entered into by the Company or any third party in respect of borrowings or other obligations of the Company or any other person.

8.2 The Company does not have any outstanding loan capital, nor has it lent any money that has not been repaid, and there are no debts owing to the Company other than debts that have arisen in the normal course of business.

8.3 The Company has not:

(a) factored any of its debts or discounted any of its debts or engaged in financing of a type which would not need to be shown or reflected in the Accounts; or

(b) waived any right of set-off it may have against any third party.

8.4 All debts (less any provision for bad and doubtful debts) owing to the Company reflected in the Accounts and all debts subsequently recorded in the books of the Company have either prior to the date of this agreement been realised or will, within three months after the date of this agreement, realise in cash their full amount as included in those Accounts or books and none of those debts nor any part of them has been outstanding for more than two months from its due date for payment.

8.5 Full particulars of all money borrowed by the Company (including full particulars of the terms on which such money has been borrowed) have been Disclosed.

8.6 No indebtedness of the Company is due and payable and no security over any of the assets of the Company is now enforceable, whether by virtue of the stated maturity date of the indebtedness having been reached or otherwise. The Company has not received any notice whose terms have not been fully complied with and/or carried out from any creditor requiring any payment to be made and/or intimating the enforcement of any security which it may hold over the assets of the Company.

8.7 [Having regard to the existing banking and other facilities available to it, the Company has sufficient working capital for the purposes of:

(a) continuing to carry on its business in its present form and at its present level of turnover for the next 12 months; and

(b) executing, carrying out and fulfilling in accordance with their respective terms all orders, projects and contractual obligations which have been placed with or undertaken by the Company]

9. Assets

9.1 The Company is the full legal and beneficial owner of, and has good and marketable title to, all the assets included in the Accounts, any assets acquired since the Accounts Date and all other assets used by the Company except for those disposed of since the Accounts Date in the normal course of business and such assets are free from any Encumbrance.

9.2 None of the assets shown in the Accounts or acquired by the Company since the Accounts Date or used by the Company is the subject of any lease, lease hire agreement, hire purchase agreement or agreement for payment on deferred terms or is the subject of any licence or factoring arrangement.

9.3 The Company is in possession and control of all the assets included in the Accounts, or acquired since the Accounts Date and all other assets used by the Company, except for those Disclosed as being in the possession of a third party in the normal course of business.

10. [Condition of plant and equipment and stock in trade

10.1 The plant, machinery, equipment and vehicles used in connection with any business carried on at Completion by the Company:

(a) are in good working order and have been regularly and properly maintained;

(b) are capable and will continue to be capable of doing the work for which they were designed; and

(c) are not surplus to the current or proposed requirements of the Company.]

11. **Insurance**

11.1 The insurance policies maintained by or on behalf of the Company provide full indemnity cover against all losses and liabilities including business interruption and other risks that are normally insured against by a person carrying on the same type of business as the Company.

11.2 The particulars of those policies set out in the Disclosure Letter are accurate and not misleading.

11.3 There are no material outstanding claims under, or in respect of the validity of, any of those policies and so far as the Seller is aware, there are no circumstances likely to give rise to any claim under any of those policies.

11.4 All the insurance policies are in full force and effect, are not void or voidable, nothing has been done or not done which could make any of them void or voidable and Completion will not terminate, or entitle any insurer to terminate, any such policy.

12. **Changes since accounts date**

Since the Accounts Date:

(a) the Company has conducted its business in the normal course and as a going concern;

(b) there has been no material adverse change in the turnover, financial position or prospects of the Company nor the loss of any supplier or customer;

(c) the Company has not issued or agreed to issue any share or loan capital;

(d) no dividend or other distribution of profits or assets has been, or agreed to be, declared, made or paid by the Company;

(e) the Company has not borrowed or raised any money or taken any form of financial security and no capital expenditure has been incurred on any individual item by the Company in excess of £[10,000] and the Company has not acquired, invested or disposed of (or agreed to acquire, invest or dispose of) any individual item by the Company in excess of £[10,000]; and

(f) no shareholder resolutions of the Company have been passed other than as routine business at an annual general meeting;

13. **Compliance with laws**

The Company has at all times conducted its business in accordance with its memorandum and articles of association and with all applicable laws and regulations.

14. **Licences and consents**

14.1 The Company has all necessary licences, consents, permits and authorities necessary to carry on its business in the places and in the manner in which its business is now carried on, all of which are valid and subsisting.

14.2 There is no reason why any of those licences, consents, permits and authorities should be suspended, cancelled, revoked or not renewed on the same terms.

15. **Power of attorney**

There are no powers of attorney in force given by the Company and no person, as agent or otherwise, is entitled or authorised to bind or commit the Company to any obligation not in the ordinary course of the Company's business.

16. **Disputes and investigations**

16.1 Neither the Company nor any of its Directors nor any person for whom the Company is vicariously liable:

(a) is engaged in any litigation, administrative, mediation or arbitration proceedings or other proceedings or hearings before any statutory or governmental body, department, board or agency (except for debt collection in the normal course of business); or

(b) is the subject of any investigation, inquiry or enforcement proceedings by any governmental, administrative or regulatory body.

16.2 No such proceedings, investigation or inquiry as are mentioned in paragraph 16.1 of this paragraph 16 have been threatened or are pending and there are no circumstances likely to give rise to any such proceedings.

17. **Competition**

17.1 The definition in this paragraph applies in this agreement.

Competition Law: the national and directly effective legislation of any jurisdiction which governs the conduct of companies or individuals in relation to restrictive or other anti-competitive agreements or practices (including, but not limited to, cartels, pricing, resale pricing, market sharing, bid rigging, terms of trading, purchase or supply and joint ventures), dominant or monopoly market positions (whether held individually or collectively) and the control of acquisitions or mergers.

17.2 The Company is not engaged in any agreement, arrangement, practice or conduct which amounts to an infringement of the Competition Law of any jurisdiction in which the Company conduct business and no Director is engaged in any activity which would be an offence or infringement under any such Competition Law.

17.3 The Company is not affected by any existing or pending decisions, judgments, orders or rulings of any relevant government body, agency or authority responsible for enforcing the Competition Law of any jurisdiction and the Company has not given any undertakings or commitments to such bodies which affect the conduct of any business carried on at Completion of the Company.

17.4 The Company is not in receipt of any payment, guarantee, financial assistance or other aid from the government or any state body.

18. Contracts

18.1 The definition in this paragraph applies in this agreement.

Material Contract: an agreement or arrangement to which the Company is a party or is bound by and which is of material importance to the business, profits or assets of the Company.

18.2 Except for the agreements and arrangements Disclosed, the Company is not a party to or subject to any agreement or arrangement which:

(a) is a Material Contract; or

(b) is of a long term, unusual or exceptional nature or restricts the freedom of the Company; or

(c) is not in the ordinary and usual course of business of the Company; or

(d) involves agency or distributorship; or

(e) involves partnership, joint venture, consortium, joint development, shareholders or similar arrangements; or

(f) involves or is likely to involve an aggregate consideration payable by or to the Company in excess of £[10,000]; or

(g) is not on arm's length terms.

18.3 Each Material Contract is in full force and effect and binding on the parties to it. The Company has not defaulted under or breached a Material Contract and:

(a) no other party to a Material Contract has defaulted under or breached such a contract; and

(b) no such default or breach by the Company or any other party is likely or has been threatened.

18.4 No notice of termination of a Material Contract has been received or served by the Company and there are no grounds for determination, rescission, avoidance, repudiation or a material change in the terms of any such contract.

18.5 There are no agreements or arrangements to which the Company is subject that involve obligations or liabilities that ought reasonably to be made known to the Buyer.

19. Effect of sale of sale shares

Neither the acquisition of the Sale Shares by the Buyer nor compliance with the terms of this agreement will:

(a) cause the Company to lose the benefit of any right or privilege it presently enjoys; or

(b) relieve any person of any obligation to the Company (whether contractual or otherwise), or enable any person to determine any such obligation or any right or benefit enjoyed by the Company, or to exercise any right in respect of the Company

20. Transactions with the seller

20.1 There is no outstanding indebtedness or other liability (actual or contingent) and no outstanding contract, commitment or arrangement between the Company and either of the Sellers or any person Connected with either of the Sellers.

20.2 Neither the Sellers, nor any person Connected with the Sellers, is entitled to a claim of any nature against the Company or has assigned to any person the benefit of a claim against the Company to which the Sellers or a person Connected with the Sellers would otherwise be entitled.

21. Intellectual property

21.1 The definition in this paragraph applies in this agreement.

Intellectual Property Rights: all patents, rights to inventions, utility models, copyright, trade marks, service marks, trade, business and domain names, rights in trade dress or get-up, rights in goodwill or to sue for passing off, unfair competition rights, rights in designs, rights in computer software, database rights, topography rights, moral rights, rights in confidential information (including know-how and trade secrets) and any other intellectual property rights, in each case whether registered or unregistered and including all applications for and renewals or extensions of such rights, and all similar or equivalent rights or forms of protection in any part of the world.

21.2 The Company does not now own nor has it ever owned any Intellectual Property Rights.

21.3 The Company does not now, nor has it ever, use exploit or licence any Intellectual property Rights owned by any third party.

21.4 The Company is not now infringing nor has it ever infringed the Intellectual Property Rights of any third party.

22. [Information technology TO BE REVIEWED AFTER REPLIES TO ENQUIRIES ARE RECEIVED

22.1 The definitions in this paragraph apply in this agreement.

IT System: all computer hardware (including network and telecommunications equipment) and software (including associated preparatory materials, user manuals and other related documentation) owned, used, leased or licensed by or in relation to any business carried on at Completion by the Company or any of the Subsidiaries.

22.2 The Company is the owner of the IT System, free from Encumbrances and all other rights exercisable by third parties. The Company has obtained all necessary rights from third parties to enable it to make exclusive and unrestricted use of the IT System.

22.3 The elements of the IT System:

(a) are functioning properly and in accordance with all applicable specifications;

(b) are not defective in any respect;

(c) have sufficient capacity and performance to meet the current and foreseeable requirements of the business carried on [at Completion] by the Company or any of the Subsidiaries;

(d) have not been and will not be affected by any changes in dates (past, present or future); and

(e) are capable of performing functions in multiple currencies, including the euro.]

23. [Data protection – TO BE REVIEWED AFTER REPLIES TO ENQUIRIES ARE RECEIVED

23.1 The Company has notified registrable particulars under the Data Protection Act 1998 of all personal data held by it and:

(a) have renewed such notifications and have notified any changes occurring in between such notifications as required by that Act;

(b) have paid all fees payable in respect of such notifications;

(c) the contents of such notifications (copies of which are attached to the Disclosure Letter) are complete and accurate; and

(d) there has been no unauthorised disclosure of personal data outside the terms of such notifications.

23.2 No personal data have been transferred outside the European Economic Area.

23.3 The Company and the Subsidiaries have:

(a) complied in all respects with the Data Protection Act 1984 and the Data Protection Act 1998;

(b) satisfied any requests for access to personal data subject to paragraph 23.3(a) of 0;

(c) established the procedures necessary to ensure continued compliance with such legislation; and

(d) complied with the requirements of the seventh principle of the Data Protection Act 1998 in respect of any processing of data carried out by a data processor on behalf of the Company or any of the Subsidiaries, including by entering into a written contract with the data processor confirming that the data processor will only act on the instructions of the Company or the relevant Subsidiary, and requiring the data processor to comply with obligations relating to security measures equivalent to those imposed on the Company or the relevant Subsidiary by the seventh principle as mentioned above.

23.4 Neither the Company nor any of the Subsidiaries has received any:

(a) notice or complaint under the Data Protection Act 1998 alleging non-compliance with the Act (including any information or enforcement notice, or any transfer prohibition notice); or

(b) claim for compensation for loss or unauthorised disclosure of data; or

(c) notification of an application for rectification or erasure of personal data,

and neither the Company nor any of the Subsidiaries is aware of any circumstances which may give rise to the giving of any such notice or the making of any such notification.

23.5 Neither the Company nor any of the Subsidiaries is relying on the transitional exemptions for manual data under Schedule 8 of the Data Protection Act 1998.

23.6 The Company and the Subsidiaries have complied with their obligations under the Privacy and Electronic Communications (EC Directive) Regulations 2003 in respect of the use of electronic communications (including e-mail, text messaging, fax machines, automated calling systems and non-automated telephone calls) for direct marketing purposes.]

24. Employment TO BE REVIEWED IF THE FOLLOWING WARRANTY CANNOT BE GIVEN

24.1 The definitions in this paragraph apply in this agreement:

Employment Legislation: legislation applying in Isle of Man/England and Wales affecting contractual or other relations between employers and their employees or workers, including but not limited to any legislation and any amendment, extension or re-enactment of such legislation and any claim arising under European treaty provisions or directives enforceable against the Company by any Employee or Worker.

Employee: any person employed by the Company under a contract of employment.

Worker: any person who personally performs work for the Company but who is not in business on their own account or in a client/customer relationship.

(a) The does not now have, nor has it at any time in the past employed, any Employees or Workers.

25. [Retirement benefits TO BE DELETED IF THE EMPLOYMENT WARRANTY CAN BE GIVEN WITHOUT AMENDMENT

25.1 The Company does not have any obligation (whether or not legally binding) to provide or contribute towards pension, lump sum, death, ill-health, disability or accident benefits in respect of its past or present officers and employees (**Pensionable Employees**) and no proposal or announcement has been made to any Employee or officer of the Company about the introduction, continuance, increase or improvement of, or the payment of a contribution towards, any pension, lump sum, death, ill-health, disability or accident benefit.

25.2 There are no former schemes which provided any pension, lump sum, death, ill-health, disability or accident benefit in respect of any past or present officers and employees of the Company.

25.3 The Company has facilitated access for its Pensionable Employees to a designated stakeholder scheme as required by Section 3 of the Welfare Reform and Pensions Act 1999.]

26. Properties - THESE TO BE REVIEWED IN THE LIGHT OF REPLIES TO PROPERTY ENQUIRIES

26.1 Replies to Enquiries

All written replies given by or on behalf of the Seller or the Company in response to any written enquiries raised by or on behalf of the Buyer in relation to the Properties were complete and accurate at the date they were given, and would still be complete and accurate if the replies were instead being given on the Completion Date.

26.2 Title

(a) The information contained in the Property Particulars is true and accurate in all respects.

(b) The Properties comprise all the land and premises owned occupied or otherwise used by the Company whether in the United Kingdom or elsewhere and all the estate interest right and title whatsoever (including for the avoidance of doubt interests in the nature of options and rights in the nature of contractual licences) of the Company in respect of any land or premises.

(c) Those of the Properties which are occupied or otherwise used by the Company in connection with its business are occupied or used by right of ownership or under lease or licence the terms of which permit the occupation or use.

(d) The Company is the legal and beneficial owner of the Properties and all fixtures and fittings at the Properties are the absolute property of the Company free from encumbrances.

(e) The Company has good and marketable title to the Properties and there is not nor has there been in force in relation to the Properties any policy relating to defective title or restrictive covenant indemnity.

(f) The Properties are (save in respect of any Letting described in the Property Particulars) occupied only by the Company and there are no third parties (including for the avoidance of doubt any associated companies of the Company) in possession or occupation of the Properties either with the authority of the Company or as trespassers or squatters.

(g) The Company has in its possession or unconditionally held to its order all the deeds and documents necessary to prove the title of the Company to the Properties.

(h) Where the title to any of the Properties is unregistered it is properly constituted by and can be deduced from duly stamped documents of title and no caution has been registered against first registration; where the title to any of the Properties is registered the Company is shown on the register thereof as the registered proprietor with absolute title.

(i) In the case of leases of any of the Properties the requirements as to registration (if applicable) contained in section 4 or section 27 of the Land Registration Act 2002 have been complied with.

(j) There are no circumstances which could render any transaction affecting the Company's title to any of the Properties liable to be set aside under the Insolvency Act 1986.

(k) There is appurtenant to each of the Properties all rights and easements necessary for its use and enjoyment for the Current Use.

(l) There are no disputes with any adjoining or neighbouring owner with respect to boundary walls and fences or with respect to any easement right or means of access to the Properties.

(m) The principal means of access to the Properties are over roads which have been taken over by the local or other highway authority and which are maintainable at the public expense and no means of access to the Properties is shared with any other party nor subject to rights of determination by any other party.

26.3 Encumbrances

(a) The Properties are not subject to any liability for the payment of any outgoings other than national non-domestic rates, water and sewerage services charges and insurance premiums and in the case of leasehold properties rents and service charges.

(b) The Properties are not subject to any covenants, restrictions, stipulations, easements, profits à prendre, wayleaves, licences, grants, exceptions or reservations overriding interests rights of common or other such rights the benefit of which is vested in third parties nor any agreement to create the same.

(c) Where any such matters as are referred to in paragraphs (d), (a) and (b) exist the obligations and liabilities imposed and arising under them have been fully observed and performed and all payments in respect of them due and payable have been duly paid.

(d) The Properties are free from any mortgage debenture or charge (whether specific or floating legal or equitable) rentcharge lien or other encumbrance securing the repayment of monies or other obligation or liability whether of the Company or any other party nor is there any agreement or commitment to give or create any of the foregoing.

(e) The Properties are not subject to any agreement or right to acquire the same nor any option, right of pre-emption or right of first refusal and there are no outstanding actions, claims or demands between the Company and any third party affecting or in respect of the Properties.

(f) The Properties are free from any local land charge, land charge, caution, inhibition or notice and no matter exists which is capable of registration against any of the Properties.

26.4 Leasehold properties

Where title to any of the Properties is leasehold then in relation to the lease comprising such title:

(a) The lease is a head lease and no collateral assurances, agreements, undertakings or concessions have been made by any party thereto;

(b) The Company has paid the rent and other sums demanded and payable under the lease and observed and performed the other covenants and conditions contained in the lease; the last demand for rent (or receipt if issued) was unqualified;

(c) Any consent necessary for the grant of the lease or for the vesting of the lease in the Company has been obtained and copies of all such consents are with the title deeds for the relevant Property;

(d) No notices of breaches of any covenants or conditions contained in the lease have been given or received on the part of the landlord or the Company; where the lease is an underlease the Company is not aware of any notices of breach or termination in relation to any superior lease;

(e) There is no obligation to reinstate any of the Properties by removing an alteration made to it by the Company or a predecessor in title to the Company;

(f) There are no notices, negotiations or proceedings pending in relation to rent review or under Part II of the Landlord and Tenant Act 1954;

(g) No break option contained in the lease has been exercised.

26.5 Lettings

(a) The Properties are not subject to any lettings.

26.6 Planning and regulatory matters

(a) The Current Use of each of the Properties is the permitted or lawful use for the purposes of the Planning Acts and no such use is subject to planning conditions of an onerous or unusual nature (including any of a personal or temporary nature).

(b) Planning permission has been granted or is deemed to have been granted for the purposes of the Planning Acts in respect of the development of the Properties and all development carried out in relation to the Properties has been lawful and all necessary consents and permissions have been obtained for that development.

(c) The terms of all Planning Agreements relating to the Properties have been complied with and no financial obligations under such agreements remain to be discharged.

(d) None of the Properties is listed as being of special historic or architectural importance or located in a conservation area nor are the Properties affected by any tree preservation orders.

(e) No planning contravention notices, breach of condition notices, enforcement notices or stop notices have been issued by any local planning authority in respect of the Properties nor has any other enforcement action (including the exercise of any right of entry) been taken by any such authority and the Company is not aware of any circumstances which may lead to the same.

(f) The Company is not aware of any proposal for the development of any property or the construction of any road or of any other traffic proposal in the vicinity of the Properties (including any proposal relating to any road or footpath from which access to any Property is gained) which is likely to have a material effect on the Properties or their Current Use.

(g) There are no compulsory purchase notices, orders or resolutions affecting the Properties nor is the Company aware of any circumstances likely to lead to any being made.

(h) There are no closing demolition or clearance orders affecting the Properties nor is the Company aware of any circumstances likely to lead to any being made.

(i) Compliance is being made and has at all times been made with all applicable statutory and byelaw requirements with respect to the Properties and in particular (but without limitation) with requirements as to fire precautions and means of escape in case of fire and with requirements under the Public Health Acts, the Housing Acts, the Highways Acts, the Offices Shops and Railway Premises Act 1963, the Health and Safety at Work etc Act 1974, the Factory Acts and the London Building Acts and the Company does not anticipate that it will be obliged to incur the expenditure of any substantial sum of money within the next two years in connection with such compliance.

(j) There are not in force or required to be in force any licences whether under the Licensing Act 1988 or otherwise which apply to the Properties or relate to or regulate any activities carried on therein.

26.7 Conditions of the Properties

(a) The buildings and other structures on the Properties are in good and substantial repair and fit for the purposes of the Current Use.

(b) There is no agreement, guarantee, warranty, certificate or insurance policy relating to the construction, repair, treatment or improvement of any building on the Properties.

(c) Each of the Properties enjoys the mains services of water, drainage, electricity and telecommunications and the provision of such services is uninterrupted and where not directly connected to mains services the necessary easements are in place.

(d) All works reasonably necessary for the repair and maintenance of the Properties can be carried out without access over any adjoining land.

(e) None of the Properties is affected by past or present mining activity and none is located in an area or subject to circumstances making it particularly susceptible to flooding.

(f) So far as the Company is aware none of the buildings or other structures on the Properties contains asbestos or any other material or substances generally known to be deleterious to health and safety or to the integrity or durability of buildings or structures.

26.8 Insurance

(a) Where the insurance of any of the Properties is the responsibility of a landlord by virtue of covenants contained in any lease then so far as the Company is aware all such covenants have been observed and performed and the Company is not aware of any current claims under the policy providing such insurance.

(b) Where paragraph (a) does not apply the Properties are insured in their respective full reinstatement values and (where subject to a Letting) for not less than three years' loss of rent and against third party and public liability claims to an adequate extent.

(c) Where paragraph (a) does not apply all premiums payable in respect of insurance policies relating to the Properties which have become due have been duly paid and no circumstances have arisen which would vitiate or permit the insurers to avoid such policies.

(d) Any information in the Disclosure Letter with respect to insurance policies is up to date and true and accurate in all respects.

26.9 General matters

(a) The Company does not have any continuing liability in respect of any other property formerly owned or occupied by the Company either as original contracting party or by virtue of any direct covenant having been given on a sale or assignment to the

Company or as a guarantor of the obligations of any other person in relation to such property.

(b) There is no other matter of which the Company is or ought to be aware on reasonable enquiry and which adversely affects the value of any of the Properties or casts any doubt on the right or title of the Company thereto which should be revealed to the Buyer.]

27. **Environmental**

27.1 The definitions in this paragraph apply in this agreement.

Environment: air, water and land, all living organisms and natural or man-made structures.

Environmental Law: any law in so far as it relates to Environmental Matters.

Environmental Matters: the protection of human health, the protection and condition of the Environment, the condition of the workplace, the generation, transportation, storage, treatment, emission, deposit and disposal of any Hazardous Substance or Waste.

Hazardous Substance: any natural or artificial substance (whether solid, liquid or gas and whether alone or in combination with any other substance or radiation), capable of causing harm to any human or other living organism or the Environment.

Waste: all waste, including any unwanted or surplus substance irrespective of whether it is capable of being recycled or recovered or has any value.

27.2 All permits, consents and licences required or issued under Environmental Law which are necessary for carrying on the business of the Company or any of the Subsidiaries are in full force and effect and have been complied with and there are no circumstances (including, but not limited to, the sale of the Sale Shares to the Buyer) likely to give rise to the modification, suspension or revocation of, or lead to the imposition of unusual or onerous conditions on, or to prejudice the renewal of, any of those permits, consents or licences.

27.3 The Company and each of the Subsidiaries have at all times complied with all Environmental Laws

27.4 There are no Hazardous Substances or Waste at any of the Properties in circumstances which constitute a breach of Environmental Law or which may lead to a liability, obligation or duty being imposed under Environmental Law on the Company or the Subsidiaries by any competent authority or third party.

PART 2

TAXATION WARRANTIES

1 **Returns, payments and liability**

1.1 The Company has duly, accurately and punctually:

1.1.1 maintained all records;

1.1.2 filed all returns, accounts, statements and reports;

1.1.3 furnished all information in complete and accurate form; and

1.1.4 made all payments

1.1.5 for Tax purposes and there is no dispute with any Tax Authority.

1.2 The Tax liabilities of the Company during any accounting period ending on or within six years before the Accounts Date or the current accounting period have not depended on any concession, agreement or other arrangement with any Tax Authority.

1.3 The Company is not and will not become liable to pay any amount in respect of any Tax (or amounts corresponding thereto) in respect of any profit, income, gain, transaction, act, omission or event (whether deemed to have occurred or otherwise) of any other person.

1.4 The Disclosure Letter contains full and accurate details of all matters relating to Tax in respect of which the Company has or at Completion will have an entitlement:

1.4.1 to make any claim for Relief (as defined in the Tax Deed) or to make any election, notice or disclaimer in respect of Tax, which it has been assumed will be made in computing the provision for Tax in the Accounts or to which the Company is entitled at Completion; or

1.4.2 to appeal against an assessment to or a determination affecting Tax.

1.5 The Company has sufficient records to determine the Tax consequences which would arise on any disposal or realisation of any asset owned at the Accounts Date or acquired since that date but before Completion.

1.6 The Isle of Man is the only jurisdiction in which the profits, income or gains of the Company are chargeable to Tax or in which any acquisitions, imports or supplies made by the Company are chargeable to value added tax.

1.7 All payments made by the Company which ought to have been made under deduction or withholding of Tax have been so made and any sums required to be accounted for have been accounted for to the relevant Tax Authority and the Disclosure Letter contains full and accurate details of all sums deducted but not yet accounted for.

2 **Expenditure deductible**

The Company has not since the Accounts Date made any revenue payment (or provided any other amount in money or money's worth) or incurred any liability and is not subject to any

obligation under which it will or may at any time hereafter become liable to make any revenue payment (or provide any other amount in money or money's worth) which (in either such case) is not deductible in full in computing the profits of the Company for the purposes of corporation tax.

3 **Conduct of trade**

There has been no major change in the nature or conduct of the business carried on by the Company in the three year period ending on Completion nor has the scale of the activities in the business carried on by the Company become small or negligible at any time.

4 **Capital allowances**

The value used in preparing the Accounts for each asset or class of assets in respect of which separate computations for capital allowances are required (whether as a result of an election or otherwise) to be made is such that, on a disposal of each such asset or (as the case may be) all the assets in such class for a consideration equal to the value so used (and disregarding any statutory right to claim any allowance or relief), no balancing charge would be made.

5 **Groups**

There are no arrangements or agreements under which the Company is or may become liable to make or entitled to receive any payments or repayments in respect of group relief.

6 **Value added tax**

6.1 The Company is a taxable person and is registered for the purposes of the VAT Act.

6.2 The Company has not made and does not make exempt supplies for value added tax purposes except such exempt supplies as may be disregarded in calculating the amount of input tax for which the Company may claim a credit or repayment under section 25 of the VAT Act.

6.3 The Company has not received any surcharge liability notice or penalty liability notice and has not been required to pay any fine, surcharge or penalty or give security relating to value added tax.

6.4 The Company is not and has not at any time been treated as a member of a group of companies for the purposes of value added tax and no application for it to be so treated has at any time been made.

6.5 The Company owns no assets which are capital items the input tax on which may be subject to adjustment.

6.6 Neither the Company nor any company of which the Company is a relevant associate within the meaning of Paragraph 3(7) of Schedule 11 of the VAT Act has elected to waive exemption under Paragraph 2 of that Schedule 11 in relation to any land in which the Company has an interest except as disclosed in the Disclosure Letter and any election so disclosed continues to have effect.

6.7 No direction could be given under Schedule 9A of the VAT Act in respect of any relevant event (within the meaning of paragraph 1(2) of that Schedule) occurring on or before Completion.

SCHEDULE 4

TAX DEED

[if appropriate – will follow]

SCHEDULE 5

LIMITATIONS

[To follow]

SCHEDULE 6

PRO-FORMA BALANCE SHEET

SIGNED as a **DEED** by)
For and on behalf of **MAITLAND**)
NOMINEES LIMITED acting by)

....
Director

....
Director/Secretary

SIGNED as a **DEED** by)
For and on behalf of **MAITLAND**)
SERVICES LIMITED acting by))

....
Director

....
Director/Secretary

SIGNED by **JAMES BAREHAM**)
Duly authorised for and on behalf of)
CYTOS LIMITED in the presence of:)

Exhibit 37

CVDV//ss
Contract No. 30066794

2

AGREEMENT OF LOAN

entered into between

NEDBANK LIMITED
Reg No 1951/000009/06
("Nedbank")

and

Boschendal Ltd.
(Company Registration No. 2002/023534/06)

This Loan Agreement supercedes and replaces all previous Loan Agreement and Addenda to Loan Agreements in respect of Contract No. 30066794

1. **INTERPRETATION**

1.1. In this agreement:-

1.1.1. clause headings are for convenience and are not to be used in its interpretation;

1.1.2. unless the context indicates a contrary intention, an expression which denotes:-

1.1.2.1. any gender includes the other genders;

1.1.2.2. a natural person includes an artificial person and vice versa;

1.1.2.3. the singular includes the plural and vice versa;

1.2. In this agreement, unless the context otherwise indicates, the following expressions bear the meanings assigned to them below and cognate expressions bear corresponding meanings:-

1.2.1. "this agreement" means:

this agreement and includes any annexures thereto and the mortgage bond;

1.2.2. "the borrower" means:

Boschendal Ltd. (Company Registration No. 2002/023534/06)

1.2.3. "the capital" means:

the total sum of **R364 000 000** (Three Hundred and Sixty-Four million Rand) of which **R243 000 000** has already been approved and which includes a VAT facility of **R30 000 000;**

1.2.4. "the initial annual finance charge rate" means:

one percent (1%) below the prime overdraft rate charged by Nedbank from time to time, as certified by any manager of the said bank whose authority need not be proved;

Subject to alteration as provided for in this agreement;

1.2.5. "the mortgage bond" means:

1.2.5.1. a covering mortgage bond to be registered in favour of Nedbank for the sum of:-

R500 000 000 (five hundred million Rand)

1.2.5.1.1 **by Boschendal Ltd.** as a second charge over the property described in Clause 1.2.6.1 below

1.2.5.1.2 **by Purple Plum Properties 59 Ltd.** as a first charge over the properties described in Clauses 1.2.6.2, 1.2.6.3 and 1.2.6.4 below

and includes the existing mortgage bond No. B14344/2004 for **R209 000 000** registered by Boschendal Ltd in favour of Nedbank over the property described in Clause 1.2.6.1 below;

1.2.6. "the property" means collectively:

1.2.6.1. **Portions 1, 2, 5, 8, 9, 10 & 12 of the Farm Boschendal No. 1674: the Farms more commonly known as 'Goedehoop' and Simonsberg Nature Reserve, 'Mountain Vineyards', 'Nieuwendorp', 'Droebaan', 'Boschendal' and 'Le Rhone'**

1.2.6.2 **Portions 3, 4, 6, 7, 11 & 13 of the Farm Boschendal No. 1674: more commonly known as Farms 'Rachelsfontein', 'Excelsior', 'Rhodes Cottage', 'Thembalethu', 'Eco Precinct' and 'Champagne'**

1.2.6.3 **Remainder Portion 1, and Portions 2, 4, 5, 6, 7, 9, 10, 11, 12 & 13 of the Farm 'Old Bethlehem No. 153' and more commonly known as 'Farm Old Bethlehem'**

1.2.6.4 **Portion 1 of the Farm 1647, more commonly known as 'York Vlaagte'**

1.2.7. "the repricing period" means:

- a period of 22 (twenty-two) months after the date of this agreement;

1.2.8. "the loan expiry period" means:

a period of 22 (Twenty-Two) months **to expire on 31 December 2008 (subject to Clause 4.1.6 below)**

1.2.9. "the loan amortisation period" means:

an overall amortisation period of 22 (Twenty-Two) months to expire on 31 December 2008 (subject to Clause 4.1.6 below) which period shall be used by Nedbank for the purposes of calculating an instalment which comprises capital and interest.

1.2.10. "the base SAFEX rate" means:

the South African Futures Exchange (SAFEX) rate (as quoted on a Nominal Annual Compounded Quarterly (NACQ) basis and converted to a Nominal Annual Compounded Monthly (NACM) basis) subject to adjustment on the BA Futures reset period date.

1.2.11. "the BA Futures reset period dates" means:

the 92nd day (or the next working day) following the date from which the base SAFEX rate became effective, and on each 92nd day (or the next working day) thereafter.

1.2.12. "the sureties" means collectively:

JCI Ltd (Company Registration No. 1894/000854/06)
Purple Plum Properties 59 Ltd. (Company Registration No. 2002/014687/06)

1.2.13. "Nedbank" means:

NEDBANK LIMITED
(Registration No.1951/000009/06).

2. THE LOAN

2.1. Subject to the terms and conditions contained in this agreement, Nedbank agrees to lend to the borrower, and the borrower agrees to borrow from Nedbank, the capital, upon security of the mortgage bond, if any.

2.2. The capital will be advanced to the borrower or on the borrower's behalf after registration of the mortgage bond and subject to compliance by the borrower with the terms and conditions of this agreement. Provided, that if no mortgage bond is to be registered the capital will be advanced to the borrower or on the borrower's behalf, after receipt by Nedbank of the original hereof signed as and where required, subject to compliance by the borrower with the terms and conditions of this agreement.

3. FINANCE CHARGES

3.1. The capital or the balance thereof owing from time to time, together with all other amounts owing to or claimable by Nedbank in terms of this agreement, will bear finance charges at the initial annual finance charge rate, subject to alteration as herein provided for. Finance charges will be payable by the borrower monthly on or before the last day of each month.

3.2. Notwithstanding the provisions of 3.1, finance charges will be reckoned from the date on which the capital or any part thereof is advanced to or on behalf of the borrower and calculated daily on the basis of a year of 365 days and debited monthly on the last day of each month.

3.3. The annual finance charge rate applicable to the loan may be subject to repricing at the option of Nedbank at any time and from time to time after the repricing period, provided that where the rate is either a SAFEX-linked or prime-linked rate, Nedbank will not be entitled to vary either the SAFEX-linked or prime-linked factor which initially applies to the loan by more than 1,5% (One comma five percent).

3.4. Should the annual finance charge rate, SAFEX-linked or prime-linked factor, be increased or reduced pursuant to repricing as contemplated in 3.3 above, or should any amount paid by Nedbank on the borrower's behalf be included in the principal debt or otherwise be due to Nedbank, Nedbank has the right to increase or reduce the monthly instalment, as the case may be, to such amount as Nedbank determines, to ensure that the borrower's indebtedness to Nedbank is repaid within the same period as would have been the case had such repricing not taken place, or such amount included in the principal debt or otherwise have become due.

3.5. The initial annual finance charge rate may, at the option of the borrower, be converted between either a SAFEX-linked, prime-linked or any other type of finance rate structures as provided for in terms of this agreement, and vice versa. Where the borrower is within either a SAFEX-linked or fixed interest rate linked period then the borrower shall not be entitled to convert the finance charge rate structure without the written consent of Nedbank and the payment of finance charges at the prevailing initial annual finance charge rate, from date of conversion to the next BA Futures reset period date, or expiry of the fixed interest rate period, as the case may be.

3.6. Where Nedbank has received notice of the borrower's intention of repayment of the capital together with finance charges and all other amounts owing to or claimable by Nedbank in terms of this agreement, then the finance charge rate shall, where finance charges are linked to the base SAFEX rate and with effect from the next BA Futures reset period date, be the initial annual finance charge rate linked to the Nedbank prime overdraft rate as provided for in terms of this agreement.

4. REPAYMENT

4.1. The capital and finance charges shall be repaid by the borrower to Nedbank as follows:-

4.1.1. Finance Charges will capitalise up to an amount of R38 500 000 following which Finance Charges will be paid as specified in 3.1 above (subject to Clause 4.1.6 below).

4.1.2. The capital shall be repaid on or before the loan expiry period.

4.1.3 Notwithstanding the provisions of this clause, the borrower shall repay the capital or the balance thereof outstanding, together with finance charges and all other amounts owing to or claimable by Nedbank in terms of this agreement on or before the loan expiry period.

4.1.4 The facility is to be reviewed on a quarterly basis, with discussions towards renewal thereof to occur no later than 3 months prior to the expiry of the period.

4.1.5 The VAT facility of R30 000 000 is to be repaid within 3 months of disbursement.

4.1.6 **In the event that the final subdivisional approvals of the Founders' Estates have not been obtained by 28 February 2008 and the mortgage bonds have not been registered over the additional farms, then the repayment date of the facility will become 30 June 2008. The capitalisation of finance charges and funding of monthly operating costs of R1 500 000 will then only be available to 30 June 2008.**

5. EARLY REPAYMENT

5.1. The borrower shall not be entitled to repay the capital or part thereof prior to the due date thereof without the prior written consent of Nedbank.

6. PLACE OF PAYMENT

6.1. All payments made in terms of this agreement shall be made without deduction to Nedbank at least one half hour before the end of normal commercial banking hours from time to time. at:-

1st Floor, North Wing, Nedbank Clocktower, V & A Waterfront, Cape Town, 8001

or at such other address as may be stipulated in writing by Nedbank from time to time.

6.2. Each payment received shall be appropriated first to any indebtedness of the borrower other than capital and finance charges, then towards finance charges, and the balance, if any, shall thereafter be appropriated to the capital, notwithstanding any allocation by the borrower of such payment.

7. SECURITY

7.1. As security for the due payment by the borrower of the capital together with finance charges and all other amounts owing to or claimable by Nedbank in terms of this agreement, the borrower shall:-

7.1.1 register the mortgage bond in favour of Nedbank, if applicable;

7.1.2 procure that the following sureties acknowledge that the existing Guarantee dated 2 December 2003 will continue to serve as security for the obligations of the borrower in terms of this Loan Agreement as follows:

* JCI Ltd. (Company Registration No. 1894/000854/06)

  for an amount not exceeding **R109 502 755**, together with finance charges and costs and charges;

7.1.3 procure that the following sureties bind themselves to and in favour of Nedbank jointly, severally and *in solidum* with the borrower as sureties and co-principal debtors, for the indebtedness of the borrower to Nedbank from whatever cause arising, as follows:-

* **Purple Plum Properties 59 Ltd.** (Company Registration No. 2002/014687/06)

  for an **unlimited** amount, together with finance charges and costs and charges;

7.2. Without limiting or in any manner detracting from other security held by Nedbank, the mortgage bond will secure *inter alia* the borrower's indebtedness to Nedbank in terms of this agreement, as also all present and future indebtedness of the borrower to Nedbank, from whatever other cause arising, together with finance charges.

7.3. If the loan is approved subject to the registration of a mortgage bond, the mortgage bond will be prepared and registered by Nedbank's attorneys and be in such form and contain such terms and conditions as Nedbank requires. The mortgage bond will be registered for the capital together with such additional sum as Nedbank requires for the purpose of securing certain costs and disbursements as may be paid or incurred by Nedbank. Nedbank will not be obliged to consent to the cancellation of the mortgage bond for so long as the borrower is indebted to Nedbank, whether in terms of this agreement or any other cause of debt whatsoever.

7.4. No mortgage bond may be registered over any property hypothecated to Nedbank in favour of a third party without the prior written consent of Nedbank.

7.5. Any suretyship and additional security contemplated above will be upon such terms and conditions as Nedbank requires and will, unless otherwise agreed, secure the borrower's indebtedness to Nedbank in terms of this agreement, as also any present and future indebtedness of the borrower to Nedbank, from whatever other cause arising, together with finance charges.

8. SYFLEX OPTION

8.1. Notwithstanding the provisions of 5 above, the borrower is entitled at any time and from time to time to make payments in reduction of the capital prior to the due date for payment thereof, without limit and provided that the loan in terms of this agreement is not subject to a fixed interest rate, or SAFEX-linked interest rate, structure.

8.2. The borrower has the right at any time and from time to time during the currency of this agreement to require Nedbank to advance further amounts to the borrower up to an amount not exceeding in the aggregate the total amount of any capital payments made by the borrower in reduction of the capital pursuant to this clause, subject to the undermentioned conditions:-

8.2.1. That the borrower is not in breach of any term and condition of this agreement;

8.2.2. Any capital payment which the borrower is obliged to make in terms of this agreement will not be taken into account in determining the maximum advance which the borrower is entitled to apply for in terms of the Syflex option;

8.2.3. That the borrower is not entitled to make application for an advance where the loan is either within a fixed interest rate period, or a SAFEX-linked interest rate period other than on a BA Futures reset period date.

8.3. Application for an advance in terms of the option will be in such form as Nedbank from time to time requires and is to be received by Nedbank not less than 3 (Three) working days prior to payment of an advance taking place;

8.4. Advances will not be permitted more than once in any 30 (Thirty) day period and the minimum advance is the sum of R250 000 (Two Hundred and Fifty Thousand Rand).

8.5. Each advance is subject to payment of an administration fee of R500 (Five Hundred Rand), (or such other amount as Nedbank determines from time to time) which will be payable together with the application for such advance.

8.6. All amounts owing to or claimable by Nedbank in terms of this agreement, whether in respect of the capital or further amounts advanced to the borrower in terms of this option, will be consolidated and the new principal debt will bear finance charges at the rate charged from time to time in respect of the capital.

8.7. The terms and conditions of this agreement will apply to the consolidated debt *mutatis mutandis*.

8.8. The Syflex option is granted at the discretion of Nedbank and Nedbank is entitled at any time, on written notice to the borrower, to terminate the option or to decline to advance moneys in terms thereof.

9. DOMICILIUM CITANDI ET EXECUTANDI

The parties choose as their respective *domicilium citandi et executandi* for the purpose of legal proceedings and for the purposes of giving or sending any notice provided for or necessary in terms of this agreement, the following addresses:-

9.1. **Nedbank:**

Physical address: 1st Floor, North Wing, Nedbank Clocktower, V & A Waterfront, Cape Town, 8001

Postal Address: P O Box 86, Cape Town, 8000

Telefax No.: 021-416 9007

9.2. **The borrower:**

Physical address: Le Rhone, Boschendal, Groot Drakenstein 7680

Postal Address: PO Box 25, Groot Drakenstein 7680

Telefax No.: 021-874 2893

provided that a party may change its *domicilium* to any other physical address, postal address or telefax number by written notice to the other party to that effect. Such change of address will be effective seven days after receipt of notice of the change of *domicilium*.

10. FEES AND CHARGES

10.1 The borrower shall pay Nedbank a service fee of **R15 335 750** (of which **R3 335 750** has already been paid), which fee shall be paid on registration of the mortgage bond referred to in Clause 1.2.5.1 above, but in any event not later than the date on which the loan or any part thereof is advanced to or on behalf of the borrower.

10.2 The borrower shall pay Nedbank a release fee of **R100 000** per individual estate lot released, which fee will be added to the release consideration paid in respect of each subdivided estate lot, or a total fee of **R1 700 000** which is to be paid in full upon cancellation of the mortgage bonds.

10.3 Additional release fees, for amounts still to be agreed, will be payable to Nedbank on release of any other security, other than the Founders' Estates, from the operation of Nedbank's mortgage bonds.

10.4 The borrower shall pay Nedbank a reasonable fee, as determined from time to time by Nedbank, in its sole and absolute discretion, in respect of any administrative, accounting or other banking service rendered by Nedbank at the request of the borrower or on the borrower's behalf in connection with this agreement, the mortgage bond, the property or the loan, and which is not specifically provided for in this agreement. Such fee will be payable in addition to any other fee for which specific provision is made in this agreement.

10.5 Where a fee is levied by Nedbank in respect of any service as contemplated above, such fee shall be payable by the borrower on or before the last day of the month during which the fee is levied.

10.6 To the extent that value-added tax is payable in respect of any fee or charge levied by the bank, such fee is exclusive of the value-added tax which is payable by the borrower.

10.7 Any fee not paid on due date will bear finance charges at the annual finance charge rate applicable to the loan.

11. SPECIAL CONDITIONS

This agreement is subject to the following special conditions:-

11.1 Prior to registration of the mortgage bond, Nedbank requires the following, which are to be acceptable to Nedbank:

11.1.1 A copy of the signed purchase and sale agreement together with all addenda, between Purple Plum Properties 59 Ltd. and Anglo American Farms, relating to the borrower's acquisition of the properties referred to in Clauses 1.2.6.2 – 1.2.6.4 above for an amount of not more than **R166 000 000** exclusive of VAT.

11.1.2 Conveyancer's Certificate confirming that the Title Deeds of the principal property to be bonded contain no onerous servitudes, endorsements or conditions of title.

11.1.2.1 Copies of the Title Deeds of the properties to be bonded, to be vetted by Nedbank's Legal Department to ensure there are no onerous servitudes, endorsements or conditions of title.

11.1.3 Nedbank is to satisfy itself that the necessary agreements regarding the continuous management of the properties referred to in Clauses 1.2.6.1 – 1.2.6.4 above are in place.

11.1.4 Purple Plum Properties 59 Ltd., the Borrower and their shareholders (ie. the consortium members) are to acknowledge in writing that, in the event of the relevant subdivisional approvals for the Founders' Estates not being obtained by 28 February 2008, one of the 'exit strategies' will be to sell off the individual farms; and Purple Plum Properties 59 Ltd. and the Borrower will take such steps in this regard to ensure repayment of the facility.

11.1.5 The shareholding of Purple Plum Properties 59 Ltd. is to reflect the same shareholding as that of the Borrower; and the shareholders are to warrant that their shareholding in the Borrower will not be varied, altered or transferred without Nedbank's prior written consent.

11.1.6 The borrower and Purple Plum Properties 59 Ltd. will not contract any borrowings without the prior written consent of Nedbank.

11.1.7 Citation Holdings SA and Kovacs Investments 608 (Pty) Ltd. warrant that their shareholding in the Borrower will not be varied, altered or transferred without Nedbank's prior written consent.

11.1.8 The Borrower undertakes to furnish Nedbank with such documents as it may require to comply with the Financial Intelligence Centre Act 38 of 2001, the Regulations pertaining thereto, any guidance notes applicable to the Banking Sector and/or any internal policies and procedures which Nedbank is required, from time to time, to implement, in order to establish and verify the identity of contracting parties and/or information which Nedbank has received.

The Borrower acknowledges that, from time to time, Nedbank may, at its discretion, ask the Borrower, its employees, representatives or authorised agents, such questions as may be necessary to verify that the proceeds and utilisation of any banking facility by the Borrower, is consistent with the nature, size and frequency of the transactions one would ordinarily expect for the Borrower's business. The Borrower undertakes to answer these questions promptly and to the satisfaction of Nedbank, to enable Nedbank to comply fully with its obligations in terms of the Financial Intelligence Centre Act 38 of 2001.

11.1.9 Notwithstanding anything to the contrary herein contained, Nedbank Limited agrees that property insurance will be arranged by the borrower; provided, however, that such policy of insurance is:-

11.1.9.1 A standard South African Market Buildings Combined Insurance Policy plus SASRIA extension issued upon terms and conditions approved in writing by Nedbank Limited; and

11.1.9.2 Ceded to Nedbank Limited as security for the indebtedness of the borrower and the cession noted against the policy.

11.1.9.3 The minimum replacement value for which Nedbank Limited requires such improvements to be insured is to be advised.

The borrower shall comply with the aforegoing requirements prior to registration of the mortgage bond or the loan or any part thereof being advanced to or on the borrower's behalf.

11.1.9.4 The borrower shall pay Nedbank Limited an annual fee of Rnil, in respect of the approval and administration of any insurance arranged pursuant to this clause. The fee shall be paid to Nedbank Limited not later than the date on which the loan or part thereof is advanced to or on behalf of the borrower and thereafter not later than the renewal date in respect of such insurance. Any fee not paid on due date will bear finance charges at the annual finance charge rate applicable to the loan.

11.1.9.5 The borrower shall furnish Nedbank Limited with documentary evidence that all premiums in respect of such policy of insurance, including any renewals thereof, are paid punctually on the due dates for payment thereof and deposit the relevant policy with Nedbank Limited.

11.1.9.6 Should the improvements not be insured or should any insurance not be maintained as aforesaid, Nedbank Limited is entitled but not obliged to insure and/or pay the premiums on behalf of the borrower. In such event Nedbank Limited shall in no manner whatsoever be liable to the borrower or any other person in respect of any inadequacy or invalidity of insurance effected in terms of this sub-clause.

11.1.9.7 Subject to the provisions of this clause, the rights of Nedbank Limited as set out in this agreement remain of full force and effect and apply *mutatis mutandis* with regard to the aforegoing special condition.

11.2 General Terms

11.2.1 The difference between the capital and the mortgage bond(s) registered or to be registered, will be subject to application by the borrower and approval by Nedbank Limited, and compliance by the borrower with any conditions imposed by Nedbank Limited at the time of application approval.

11.2.2 Nedbank requires a 6-monthly report from Danie Hofmeyer, confirming that the properties referred to in Clauses 1.2.61 – 1.2.6.4 above are well-maintained and in good order and that valuation has not been eroded. In addition Nedbank requires a full updated valuation of all the **bonded properties** by 28 February 2008.

11.2.3 The borrower shall furnish copies of the relevant local authority approval and subdivision approval for the creation of **17** estate lots on the Boschendal Farm by 28 February 2008.

11.2.4 Nedbank reserves the right to review the facility in the event of unsatisfactory valuation reports in terms of Clauses 11.2.2 and 11.2.5, as well as the financials of the Borrower.

11.2.5 Nedbank will continue to monitor the progress of the subdivision process on a monthly basis, by having a Nedbank representative attend the relevant meetings with the Professionals. A report of these monthly meetings must be furnished to Nedbank.

11.2.6 Nedbank will consent to the release of the individual erven (estate lots) from the operation of the mortgage bond against payment to Nedbank of the full proceeds from the sale of the erven, net of VAT and estate agents' commission.

11.2.7 Save as set out in the transaction structure, no business or part thereof should be disposed of or acquired without Nedbank's prior written consent. The business shall continue to be conducted in the ordinary normal and regular course, and in accordance with the practice previously adopted by Anglo American Farms Ltd.

11.2.8 The Borrower has warranted that the cash equity contribution of R120 000 000 provided by the Borrower for the acquisition of the business from Anglo American Farms Ltd., will not be withdrawn from the company, or distributed to shareholders, without Nedbank's prior written consent.

11.2.9 The Borrower is to furnish Nedbank with audited financials within 4 months of its financial year end.

11.3 **Disbursement Terms**

The proceeds of the facility will be disbursed as follows:

Existing balance – approximately			69 650 776
Available for disbursement against invoices, covering costs relating to the development in respect of professional fees etc. and for obtaining the rights (other than monthly operating expenses)			11 349 224
			81 000 000
Upon receipt of all completed security documentation:			117 000 000
Subject to compliance with Clause 11.2.3 above		75 000 000	
Interest capitalisation	38 500 000		
Operating costs – see Note 1 below	36 500 000		
Nedbank – service fee		12 000 000	
VAT control account		30 000 000	
Upon registration of the mortgage bond referred to in Clause 1.2.5.1			
Acquisition of Phase II land			166 000 000
			R364 000 000

Note 1 – The operating costs will be subject to a maximum disbursement of R1 500 000 per month for a maximum period of 22 months. These costs will be disbursed upon presentation of the relevant invoices.

SIGNED by the borrower at BOSCHENDAL on the 5 day of MARCH 2007

AS WITNESSES:

1. ______________________

Full Name: GRAHAM PAUL JOHNSON
Address: PO BOX 25
GROOT DRAKENSTEIN
7680

BOSCHENDAL LTD.
For and on behalf of the borrower, duly authorised and warranting his authority

2. ______________________

Full Name: Arthur Carl Schoeman
Address: 156 Boschenmeer Golf Estate,
Wemmershoek Rd
Paarl 7646

SIGNED by Nedbank at ____________ on the ____ day of ____________ 2007

AS WITNESSES:

1. ____________

Full Name: ____________
Address: ____________

____

____

For and on behalf of Nedbank, duly authorised and warranting his authority

Name of Signatory:
Designation: Authorised Signatory

2. ____________

Full Name: ____________
Address: ____________

____

____

For and on behalf of Nedbank, duly authorised and warranting his authority

Name of Signatory:
Designation: Authorised Signatory

NEDBANK LIMITED
Reg No 1951/000009/06
("Nedbank")

ANNEXURE A

STANDARD TERMS AND CONDITIONS

1. **INSURANCE**

1.1. For so long as the borrower is indebted to Nedbank all improvements on the property will be insured and kept insured in the name of the borrower against those risks normally insured in terms of a standard South African Market Buildings Combined Insurance Policy plus SASRIA extension for such minimum replacement value as Nedbank from time to time requires.

1.2. Insurance as aforesaid will be arranged and taken out by Nedbank with an insurer nominated by Nedbank and will, unless otherwise agreed in writing, be effective from the date on which the loan or any part thereof is advanced to or on the borrower's behalf.

1.3. The policy or policies of insurance shall be issued in the name and at the cost of the borrower and ceded to Nedbank as security for the indebtedness of the borrower. In the event that any such policy is a short-term policy as contemplated in the Short-term Insurance Act, 1998 (Act No 53 of 1998), then notwithstanding anything to the contrary contained in this agreement, any policy benefits thereunder shall only accrue and be paid to Nedbank up to the amount of my/our indebtedness to Nedbank at such time.

1.4. All premiums, stamp duty, costs of renewal and other expenses paid by Nedbank on behalf of the borrower in connection with the aforesaid or any other such insurance pursuant to the provisions of this agreement, shall forthwith be refunded to Nedbank. Any moneys not so refunded will be included in the principal debt and bear finance charges at the annual finance rate charged from time to time in respect of the loan.

1.5. All moneys received under any insurance contemplated in this agreement will, in the sole discretion of Nedbank, be applied either in partial or full repayment of the indebtedness of the borrower to Nedbank or in the restoration under such conditions as Nedbank may lay down, of that which has been damaged or destroyed by any causes covered by such insurance.

1.6. In the event that the property comprises a sectional title unit, the borrower shall procure that the body corporate arranges for insurance as contemplated above, in respect of the improvements comprising the scheme, and that an amount being not less than the full replacement value of the unit is allocated to the property. Such insurance is to be effected by and in the name of the body corporate. In the event that the borrower fails to comply with the provisions of this sub-clause, the aforegoing provisions of this clause apply to any such insurance *mutatis mutandis*.

2. **FINANCIAL INFORMATION**

2.1. The borrower shall, not later than six months after the end of the borrower's financial year end, deliver to Nedbank true copies of the annual audited financial statements of the borrower, its subsidiaries, the sureties and of any other party who has guaranteed or provided collateral security of any kind in respect of the obligations of the borrower, and all other information to which a shareholder/member is entitled by law, or which is furnished to the shareholders/members of the borrower.

2.2. The borrower shall, on request, furnish Nedbank with such information and/or documents as Nedbank from time to time requires in respect of the borrower or the spouse of the borrower, including any person having an interest, whether direct or indirect, in the borrower in the event that the borrower is not a natural person, and any surety, guarantor or other person who has provided security in respect of the indebtedness of the borrower.

3. **RENUNCIATION OF BENEFITS**

The borrower expressly waives and renounces the legal benefits and exceptions *de duobus vel pluribus reis debendi, non numeratae pecuniae, non causa debiti*, revision of accounts, *error calculi* and no value received and declares itself to be fully acquainted with the meaning and effect of these exceptions and of the renunciation thereof.

4. **JURISDICTION**

The borrower consents in terms of Section 45 of Act 32 of 1944 to Nedbank taking any legal proceedings for enforcing any of its rights under this agreement, in the Magistrate's Court for any district having jurisdiction in respect of the borrower by virtue of Section 28(1) of the aforesaid Act. Nedbank is nevertheless, at its option, entitled to institute proceedings in any division of the High Court of South Africa which has jurisdiction.

5. **NOTICES**

All notices to be given in terms of this agreement will -

5.1. be given in writing or by telefax;

5.2. be delivered or sent by prepaid registered post or by telefax;

5.3. if delivered be presumed to have been received on the date of delivery;

5.4. if sent by prepaid registered post be presumed to have been received within three business days of posting unless the contrary is proved;

5.5. if sent by telefax be presumed to have been received on the first business day following the date of sending of the telefax unless the contrary is proved.

6. **PROOF OF INDEBTEDNESS**

The nature and amount of the borrower's indebtedness to Nedbank in terms of this agreement, as well as the annual finance charge rate payable in respect thereof, will at any time be determined and proved by a written certificate purporting to have been signed by any Director or Manager for the time being of any branch or the Head Office of Nedbank, whose capacity or authority it will not be necessary to prove, which certificate will upon the mere production thereof be binding on the borrower and be *prima facie* proof of the contents of such certificate and of the fact that such amount is due and payable in any legal proceedings against the borrower, and will be valid as a liquid document against the borrower in any competent court.

7. **DEFAULT**

7.1. Should the borrower -

7.1.1. breach any condition contained in this agreement, or breach a condition of any other agreement with Nedbank;

7.1.2. commit an act which is or would be an act of insolvency within the meaning of Section 8 of the Insolvency Act;

7.1.3. permit a judgment to be taken against the borrower and fail within one month of the entering of the judgment to satisfy the judgment or apply for rescission thereof;

7.1.4. be provisionally wound-up or sequestrated whether voluntarily or otherwise, or make application for its voluntary winding-up or voluntary surrender, or should a resolution for any such purpose be passed;

7.1.5. being a company, be deemed to be unable to pay its debts within the meaning of Section 345 of the Companies Act, 1973;

7.1.6 [f]ail to comply with the provisions of the Companies Act or the Close Corporations Act, if applicable, or any other law, or should the [b]orrower's auditor or accounting officer report that a material irregularity has taken place;

or should -

7.1.7. a surety commit an act or should any event occur in respect of a surety, which would constitute an act of default in respect of the borrower;

then and in such event Nedbank will have the right to claim repayment of all amounts owing to or claimable by Nedbank in terms of this agreement, together with finance charges thereon and have the property declared executable.

7.2. In the event that the borrower fails to make any payment in terms of this agreement punctually on due date, then notwithstanding anything to the contrary herein contained and without prejudice to any right which Nedbank has, the annual finance charge rate charged in respect of the capital will, at the option of Nedbank, automatically increase by 2% (Two percent) during the period for which the borrower is in default. Provided, however, that this sub-clause will not apply in circumstances where the Usury Act No 73 of 1968 applies.

8. **COSTS AND STAMP DUTY**

8.1. The borrower shall, on request, pay all costs of and incidental to the registration of the mortgage bond and all suretyships and other security
documents, and of otherwise complying with the terms and conditions of this agreement, together with all stamp duty and value-added tax, where
applicable.

8.2. [Al]l amounts that Nedbank may pay or incur pursuant to this agreement due to the borrower's default, including any amount actually [di]sbursed by Nedbank in respect of the maintenance and repair of and renewal premiums on any fire insurance policy over the property, including legal costs on the attorney and client scale, will be payable by the borrower to Nedbank on demand, all such payments being authorized by the borrower and secured by the mortgage bond. To the extent that the borrower is required to pay or reimburse any costs, fees, expenses or disbursements pursuant to this agreement, the borrower agrees that such obligation includes the payment or re-imbursement of value-added tax, where applicable.

9. **GENERAL PROVISIONS**

9.1. This agreement constitutes the whole of the agreement between the parties relating to the subject matter thereof, and no amendment, alteration, addition, variation or consensual cancellation will be of any force or effect unless reduced to writing and signed by the parties.

9.2. The parties agree that no other terms or conditions, whether oral or written, and whether express or implied, apply.

9.3. No waiver of any of the terms and conditions of this agreement will be binding for any purpose unless expressed in writing and signed by the party giving the same, and any such waiver will be effective only in the specific instance and for the purpose given. No failure or delay on the part of either party in exercising any right, power or privilege will operate as a waiver, nor will any single or partial exercise of any right, power or privilege preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

9.4. The borrower is not entitled to cede any right as such to the capital or any part thereof, nor in the case of a building loan, to issue to Nedbank any instructions to pay to any person other than the contractor, any part of the capital without first obtaining the written consent of Nedbank. If Nedbank has agreed to lend to the borrower moneys on condition that repayment is made from the capital, then on registration of the mortgage bond, or on the date upon which the capital will be advanced, so much of the capital as is required to repay the moneys lent to the borrower, will be set off against the loan.

9.5. In the event that the borrower comprises more than one person, whether natural or otherwise, all such persons will be liable to Nedbank jointly, severally and *in solidum* for the performance by the borrower of the borrower's obligations in terms of this agreement.

9.6. In the event of the borrower being a juristic person and any change in the directorship and/or shareholding or where applicable membership, of such juristic person taking place, all amounts owing to Nedbank in terms of this agreement, together with finance charges thereon, shall immediately become due and payable unless the prior written consent of Nedbank is obtained. Should such change in the directorship or membership as the case may be, of such juristic person take place in terms of the provisions hereof, all such new or

additional directors or members, as the case may be, shall enter into a deed of suretyship upon such terms and conditions as Nedbank requires to bind themselves to and in favour of Nedbank, *in solidum* and as co-principal debtors for the due repayment by the borrower to Nedbank of all amounts owing to Nedbank whether in terms of this agreement or otherwise howsoever.

10. RIGHT OF WITHDRAWAL

10.1. Nedbank will not be bound by this agreement until such time as the original thereof, duly signed by the parties and completed as required, is received by Nedbank.

10.2. Nedbank reserves the right to cancel this agreement and withdraw from the loan at any time prior to the registration of the mortgage bond if, in the sole discretion of Nedbank -

- 10.2.1. registration is for whatever reason unduly or unnecessarily delayed;
- 10.2.2. incorrect or misleading information is furnished to Nedbank;
- 10.2.3. any relevant fact or information has been withheld from, or becomes known to, Nedbank; or
- 10.2.4. there is a change of circumstance which might prejudice the rights or security of Nedbank or materially alter the risk factor relating to the loan.

****

entered into between

NEDBANK LIMITED
Reg No 1951/000009/06
("Nedbank")

and

BOSCHENDAL (PROPRIETARY) LIMITED
(Registration Number 2002/023534/07)

Agreement of Loan Dated: 8 May 2007

WHEREAS:

A. Purple Plum Properties 59 Limited has agreed to sell the properties described in Clauses 1.2.6.2, 1.2.6.3 and 1.2.6.4 to the borrower.

B. The borrower has requested that the mortgage bond referred to in Clause 1.2.5.1 for R500,000,000 (Five Hundred Million Rand) be cancelled and a first covering mortgage bond for R500,000,000(Five Hundred Million Rand) be registered over the properties described in Clauses 1.2.6.2, 1.2.6.3 and 1.2.6.4 by the borrower in favour of Nedbank.

C. Nedbank has agreed to the borrower's request, provided that:

(i) this Addendum be entered into;
(ii) Nedbank receives and approves of a copy of the Deed of Sale entered into between the borrower and Purple Plum Properties 59 Limited in respect of the sale of the properties described in Clauses 1.2.6.2, 1.2.6.3 and 1.2.6.4.

It is hereby recorded that the above mentioned agreement of loan is amended as hereunder specified:-

1. Clause 1.2.5.1 is deleted and replaced with the following:

1.2.5.1 a covering mortgage bond to be registered in favour of Nedbank for the sum of R500,000,000.00 (Five Hundred Million Rand) by the borrower as a first charge over the property described in Clauses 1.2.6.2, 1.2.6.3 and 1.2.6.4 below

and includes the existing mortgage bond No.s B14344/2004 for R209,000,000.00 and existing B82081/2007 for R500,000,000.00 registered by the borrower in favour of Nedbank over the property described in Clause 1.2.6.1 below;

2. Clause 1.2.12 is deleted and replaced with the following:

1.2.12 "the sureties" mean collectively:

JCI Limited (Company Registration No. 1894/000854/06)

3. Clause 4.1.6 is deleted and replaced with the following:

4.1.6 In the event that the final subdivisional approvals of the Founders' Estates have not been obtained by 30 April 2008, then the repayment date of the facility will become 30 June 2008. The capitalisation of finance charges and funding of monthly operating costs of R1,500,000.00 will then only be available to 30 June 2008.

4. Clause 7.1.3 is deleted in its entirety.

5. Clause 11.1.4 is deleted and replaced with the following:

11.1.4 The Borrower and its shareholders (ie. the consortium members) are to acknowledge in writing that, in the event of the relevant subdivisional approvals for the Founders' Estates not being obtained by 30 April 2008, one of the 'exit strategies' will be to sell off the individual farms; and the Borrower will take such steps in this regard to ensure repayment of the facility.

SIGNED by the borrower at BOSCHENDAL on the 23 day of MAY 2008

AS WITNESSES:

1. [signature]

Full Name: GRAHAM PAUL JOHNSON
Address: PO BOX 25
GROOT DRAKENSTEIN
7680

For and on behalf of the borrower, duly authorised and warranting his authority

2. [signature]

Full Name: CAROLINE ANNE MILBURN EATON
Address: 21 BEETHOVEN STREET
LA PASTORALE
STELLENBOSCH 7600

SIGNED by Nedbank at CAPE TOWN on the 4 day of JUNE 2008

AS WITNESSES:

1. [signature]

Full Name: ANNE ELIZABETH SENIOR
Address:
NEDBANK CLOCKTOWER
V& A WATERFRONT
CAPE TOWN
8001

For and on behalf of Nedbank, duly authorised and warranting his authority
Name of Signatory: FIERDOUS ALAM
Designation: Authorised Signatory

2. [signature]

Full Name:
Address: MICHELLE CAROLUSEN
NEDBANK CLOCKTOWER
V& A WATERFRONT
CAPE TOWN
8001

For and on behalf of Nedbank, duly authorised and warranting his authority
Name of Signatory: LISA CATHRYN HILL
Designation:

2

FA/MC/30066794

ADDENDUM TO AGREEMENT OF LOAN

entered into between

NEDBANK LIMITED
Registration Number 1951/000009/06
("Nedbank")

and

BOSCHENDAL (PTY) LIMITED
(Registration Number 2002/023534/07)

Agreement of Loan dated 8 May 2007, Addendum to Agreement of Loan dated 4 June 2008 and Further Addendum dated 6 October 2008

It is hereby recorded that the above mentioned agreement of loan is amended as hereunder specified:-

1. Clause 1.2.3 shall be deleted and replaced with the following clause:

   1.2.3. "the capital" means:

   the additional sum of R16,182,400.00 which together with the existing liability of R332,995,958.38 will make a total loan facility of R349,178,358.38 (Three Hundred and Forty Nine Million One Hundred and Seventy Eight Thousand Three Hundred and Fifty Eight Rand Thirty Eight Cents);

2. Clause 1.2.7 shall be deleted and replaced with the following clause:

   1.2.7. "the re-pricing period" means:

   A period of 22 (twenty-two) months after the date of this agreement, expiring on 31 December 2008;

3. Clause 1.2.8 shall be deleted and replaced with the following clause:

   1.2.8. "the loan expiry period" means:

   A period of 22 (twenty-two) months to expire on 31 December 2008.;

4. Clause 1.2.9 shall be deleted and replaced with the following clause:

   1.2.9. "the loan amortisation period" means:

   An overall amortisation period of 22 (twenty-two) months to expire on 31 December 2008 which period shall be used by Nedbank for the purposes of calculating an instalment which comprises capital and interest;

5. Clause 4.1.1 shall be deleted and replaced with the following clause:

   4.1.1. Finance Charges will capitalise up to an amount of R50,000,000.00 following which Finance Charges will be paid as specified in 3.1 above.

6. Clause 10.1 shall be deleted and replaced with the following clause:

   10.1 The borrower shall pay Nedbank a service fee of R15,495,750.00 (of which R15,335,750.00 has already been paid), which fee shall be paid on date of signature hereof, but in any event not later than the date on which the loan or any part thereof is advanced to or on behalf of the borrower.

7. Clause 11.2.10 to 11.2.14 are new clauses which shall read as follows:

   11.2.10 The Borrower is to furnish Nedbank with an acceptable Deed of Sale in respect of the property referred to in Clause 1.2.5.1.4 for the nett selling price of R19,360,000.00 by 17 December 2008 with the purchase price fully secured by this date. Transfer of this property must be scheduled for December 2008.

   11.2.11 The Borrower is to furnish Nedbank with an acceptable Deed of Sale in respect of the property referred to in Clause 1.2.5.1.10 for the nett selling price of R22,000,000.00 by 17 December 2008 with the purchase price fully secured by this date. Transfer of this property must be scheduled for January 2009.

   11.2.12 Should the Deeds of Sale referred to in 11.2.10 and 11.2.11 not be received or be unacceptable to Nedbank, an equity payment of R50.000.000.00 will need to paid by the Borrower by 18 December 2008 in reduction of the capital:

FA/MC/30066794

8. Subject to the aforegoing, all other terms of the Loan Agreement shall remain in full force and effect and binding upon the parties in all respect.

SIGNED by the borrower at ______________ on the ______ day of ______________ 2008

AS WITNESSES:

1. ______________________

Full Name: ______________________
Address: ______________________

____
For and on behalf of the borrower, duly authorised and warranting his authority

2. ______________________

Full Name: ______________________
Address: ______________________

SIGNED by Nedbank at ______________ on the ______ day of ______________ 2008

AS WITNESSES:

1. ______________________

Full Name: ______________________
Address: ______________________

____
For and on behalf of Nedbank, duly authorised and warranting his authority
Name of Signatory: ______________
Designation: ______________

2. ______________________

Full Name: ______________________
Address: ______________________

____
For and on behalf of Nedbank, duly authorised and warranting his authority
Name of Signatory: ______________
Designation: ______________

Exhibit 38

Colin/Tray/Agmts/Boschendal/Kovacs/Debenture/Nomination Agmt
CA/cj/139559
08 October 2004 (1d)

NOMINATION AGREEMENT

between

JCI LIMITED

and

CONSOLIDATED MINING MANAGEMENT SERVICES LIMITED

MALLINICKS
ATTORNEYS

Telephone +27 21 410 2200
Fax +27 21 410 9000

3rd Floor Granger Bay Court
Beach Road, V&A Waterfront
Cape Town 8001
PO Box 3667 Cape Town 8000

WHEREBY IT IS AGREED AS FOLLOWS:

1. **INTERPRETATION AND PRELIMINARY**

The headings of the clauses in this agreement are for the purpose of convenience and reference only and shall not be used in the interpretation of nor modify nor amplify the terms of this agreement nor any clause hereof. Unless a contrary intention clearly appears:

1.1 "debenture subscription agreement" means the agreement entered into in writing by and between JCI Limited or Nominee, Umoya Holdings (Pty) Ltd, Itsuseng Investments (Pty) Ltd, Newline Investments 120 (Pty) Ltd, Ikamva Investment Holdings (Pty) Ltd and Kovacs Investments 608 (Pty) Ltd dated 6 January 2004, a copy of which is attached hereto, marked **"Annexure A"**

1.2 terms defined in the debenture subscription agreement shall bear the same meaning in this nomination agreement.

2. **RECORDAL**

2.1 It is recorded that on 6 January 2004, JCI Limited ("JCI") together with certain other parties executed the debenture subscription agreement.

2.2 In terms of clause 32 of the debenture subscription agreement, JCI has the right to nominate a third party as the debenture holder, provided that such right is exercised, in writing, within 3 (three) months of the date of JCI's execution of the debenture subscription agreement.

3. **NOMINATION**

3.1 It is recorded that with effect from 5 April 2004 ("effective date"), JCI hereby nominates Consolidated Mining Management Services Ltd, registration no. 1925/008135/06 ("CMMS") as the debenture holder and CMMS has, with effect from the effective date, accepted such nomination.

3.2 In accepting the nomination, CMMS agrees to be bound by all the terms and conditions contained in the debenture subscription agreement.

3.3 CMMS has passed the necessary board resolution accepting such nomination and a copy of such resolution is annexed hereto as annexure A.

4. GOVERNING LAW

This agreement shall be governed by and interpreted in accordance with the laws of the Republic of South Africa.

5. EXECUTION IN COUNTERPARTS

This agreement may be executed in several counterparts, each of which shall together constitute one and the same instrument.

SIGNED by the parties and witnessed on the following dates and at the following places respectively:

DATED at JOHANNESBURG. on this the 14 day of OCTOBER 2004.

AS WITNESSES:

1. ....

2. ....

For and on behalf of

JCI LIMITED
being duly authorised thereto

DATED at JOHANNESBURG on this the 14 day of OCTOBER 2004.

AS WITNESSES:

1. ....

2. ....

For and on behalf of

CONSOLIDATED MINING MANAGEMENT SERVICES LTD
being duly authorised thereto

Exhibit 39

MEMORANDUM OF AGREEMENT

between

RANDGOLD AND EXPLORATION COMPANY LIMITED
(herein referred to as "RGE")

and

JCI LIMITED
(herein referred to as "JCI")

MEMORANDUM OF AGREEMENT

PARTIES:

1. The parties to this Agreement are:

1.1. Randgold and Exploration Company Limited; and

1.2. JCI Limited.

2. The parties to this Agreement agree as set out herein.

PART I

DEFINITIONS AND INTERPRETATION

3. In this agreement, unless the context clearly indicates the contrary intention:

3.1. The singular shall import and include the plural and vice versa;

3.2. Words indicating one gender, shall import and include any or all other genders;

3.3. Words indicating natural persons, shall import and include artificial persons and *vice versa*;

3.4. The headings to this agreement are to be used for the sake of convenience only and shall not be used in the interpretation of the clauses to which they relate;

3.5. In calculating the days, the reckoning shall exclude the first day and shall include the last day, provided that the last day is not a Saturday, Sunday, or public holiday in the Republic of South Africa, in which event the last day shall be the next succeeding day which is not a Saturday, Sunday, or public holiday in the Republic of South Africa;

3.6. Should any definition referred to below, contain a substantive condition, or warranty, then such substantive condition, or warranty shall be valid and binding on the parties to this agreement, notwithstanding the fact that it is embodied in the definition clause;

3.7. Any reference to a statute, ordinance, by-law or regulation, shall be a reference to the statute, ordinance, by-law, or regulation as at the signature date and as re-enacted or amended from time to time;

3.8. This agreement shall be governed, construed and interpreted in accordance with the laws of the Republic of South Africa;

3.9. The *eiusdem generis* rule shall have no application and whenever the term "including" is used followed by specific examples, then such examples shall be interpreted as being for illustrative purposes only;

3.10. The *contra proferentem* rule shall have no application and accordingly none of the clauses of this agreement shall be construed against, or interpreted to the disadvantage of any party hereto by reason of such clause having, been structured or deemed to have been structured by such party;

3.11. The following words and expressions shall bear the meanings assigned to them below:

3.11.1 "AFSA" Arbitration Foundation of South Africa.

3.11.2 "Agreement" This Agreement together with all and any annexures thereto which are initialed by the parties for the sake of identification.

3.11.3 "Arbitrator" The Arbitrator referred to in clause 10 of this Agreement.

3.11.4 "CMMS" Consolidated Mining Management Services Limited, a public company registered in accordance with the laws of South Africa, having registration number 1925/008135/06 and its principal place of business at 28 Harrison Street, Johannesburg.

3.11.5 "Day" A normal calendar day in South Africa.

3.11.6 "Disputes" The disputes created in terms of the RGE Claims and the JCI Claims.

3.11.7 "JCI" JCI Limited, a public company registered in accordance with the laws of South Africa, having registration number 1894/000854/06 and its principal place of business at 28 Harrison Street, Johannesburg, including the JCI Subsidiaries as defined herein.

3.11.8 "JCI Forensic Investigation" The forensic investigation being conducted by KPMG, they having been appointed as forensic investigators to JCI in accordance with the KPMG appointment letter and which forensic investigation into the affairs of JCI is ongoing.

3.11.9 "JCI's Attorneys The Attorneys to be appointed by JCI as soon as possible after the signature date, which JCI shall use its best endeavours to bring about within 10 (ten) days thereof.

3.11.10 "JCI Subsidiaries" All and any subsidiary or associated companies of JCI or in which JCI has an interest, whether direct or indirect, including its interest in CMMS.

3.11.11 "JSE" The JSE Securities Exchange, South Africa being an exchange as contemplated in the Securities Services Act No. 36 of 2004.

3.11.12 "KPMG" KPMG Inc. being a firm of chartered accountants carrying on business as such in accordance with the laws of South Africa, having its principal place of business at KPMG Crescent, 85 Empire Road, Parktown.

3.11.13	**"KPMG Appointment Letter"**	The engagement letter issued by JCI to KPMG in terms whereof KPMG was appointed as forensic investigators on behalf of JCI to execute the mandate detailed in the Appointment Letter issued to KPMG.
3.11.14	**"Mediators"**	The Mediators referred to in clause 8.5 of this Agreement.
3.11.15	**"Parties"**	RGE and JCI.
3.11.16	**"Person"**	Includes without limiting the generality hereof any natural person, company, close corporation, partnership, firm, association, association of persons, club, estate, trust or other legal entity whether constituted in South Africa, or otherwise.
3.11.17	**"RGE"**	Randgold and Exploration Company Limited, a public company registered in accordance with the laws of South Africa, having registration number 1992/005642/06 and its principal place of business at 13th Floor, 28 Harrison Street, Johannesburg, including the RGE Subsidiaries as defined herein.
3.11.18	**"RGE Forensic Investigation"**	The forensic investigation being conducted by Umbono, they having been appointed as forensic investigators to RGE in accordance with the Umbono appointment letter and which forensic investigation into the affairs of RGE is ongoing.
3.11.19	**"RGE Subsidiaries"**	All and any subsidiary or associated companies of RGE or in which RGE has an interest, whether direct or indirect.
3.11.20	**"RGE's Attorneys"**	Van Hulsteyns Attorneys, 3rd Floor, Sandton Office Towers, 158 Fifth Street, Sandown, Sandton, Gauteng.
3.11.21	**"Signature date"**	The date upon which the last party to this agreement signs same.
3.11.22	**"South Africa"**	The Republic of South Africa.
3.11.23	**"the JCI Claims"**	All and any claims of whatsoever nature from whatsoever cause arising which JCI alleges it enjoys against RGE, to be determined as provided for in clauses 8 to 10 and resolved in the manner contemplated in this Agreement.
3.11.24	**"the RGE Claims"**	All and any claims of whatsoever nature from whatsoever cause arising which RGE alleges it enjoys against JCI, to be determined as provided for in clauses 8 to 10 and resolved in the manner contemplated in this Agreement.

3.11.25	"Umbono"	Umbono Financial Services (Pty) Limited, being a private company registered in accordance with the laws of South Africa, having its principal place of business at 13 St Andrews Road, Oakhurst Building, West Wing, Parktown.
3.11.26	"Umbono Appointment Letter"	The engagement letter issued by RGE to Umbono in terms whereof Umbono was appointed as forensic investigators on behalf of RGE to execute the mandate detailed in the Appointment Letter issued to Umbono.

PART II

MAIN AGREEMENT

4. *Recordal*

4.1. The parties record that:

4.1.1. JCI appointed KPMG in terms of the KPMG Appointment letter to investigate the JCI claims.

4.1.2. RGE appointed Umbono in terms of the Umbono Appointment letter to investigate the RGE claims.

4.1.3. JCI alleges that it enjoys the JCI Claims against RGE.

4.1.4. RGE alleges that it enjoys the RGE Claims against JCI.

4.1.5. Neither JCI nor RGE admit the validity of any claims by the other against them.

4.1.6. To the extent that RGE enjoys the RGE Claims against JCI and JCI enjoys the JCI Claims against RGE, both JCI and RGE wish to have the said claims determined in the manner provided for in this Agreement.

4.2. In consequence hereof, the parties wish to record their agreement as provided for herein.

5. *Finalisation of the RGE Forensic Investigation*

RGE shall use its best endeavours to ensure that Umbono finalises its forensic investigation regarding the RGE Claims within 14 (fourteen) days of the Signature Date of this Agreement (but in all circumstances by no later than Friday, the 21st of April 2006), and simultaneously therewith make available its final Forensic Investigation Report to RGE, of and regarding the RGE claims (**"the RGE Report"**).

6. *Finalisation of the KPMG Forensic Investigation*

JCI shall use its best endeavours to ensure that KPMG finalises its forensic investigation regarding the JCI Claims within 14 (fourteen) days of the Signature Date of this Agreement (but in all circumstances by no later than Friday, the 21st of April 2006), and

simultaneously therewith make available its final Forensic Investigation Report to JCI, of and regarding the JCI claims ("the JCI Report").

7. *Exchange of Forensic Reports*

7.1. Within 7 (seven) days of the finalisation of the RGE Forensic Investigation and the KPMG Forensic Investigation, and the Boards of Directors of RGE having received the RGE Report and the Board of Directors of JCI having received the JCI Report:

7.1.1. JCI shall ensure that a copy of the JCI Report is delivered to RGE's Attorneys.

7.1.2. RGE shall ensure that a copy of the RGE Report is delivered to JCI's Attorneys.

8. *Determination of Disputes and Mechanism to resolve Claims*

8.1. Within 30 (thirty) days of being handed:

8.1.1. The JCI Report, RGE shall formulate its claims and prepare a Statement of the RGE Claims.

8.1.2. The RGE Report, JCI shall formulate its claims and prepare a Statement of the JCI Claims.

8.2. Immediately upon the finalisation of the Statement of Claims referred to in clause 8.1 above:

8.2.1. RGE shall deliver a copy of its Statement of the RGE Claims to JCI by delivering same to JCI's Attorneys.

8.2.2. JCI shall deliver a copy of its Statement of the JCI Claims to RGE by delivering same to RGE's Attorneys.

8.2.3. RGE's Attorneys shall furnish JCI's Attorneys with all documents relied upon by them in support of the RGE claims.

8.2.4. JCI's Attorneys shall furnish RGE's Attorneys with all documents relied upon by them in support of the JCI claims.

8.3. Within 21 (twenty one) days of the parties exchanging their Statement of Claims referred to in clause 8.2 above:

8.3.1. JCI shall deliver its Statement of Defence to RGE's Statement of Claims.

8.3.2. RGE shall deliver its Statement of Defence to JCI's Statement of Claims.

8.4. Within 14 (fourteen) days of the Statements of Defence being delivered by RGE and JCI to each other (if any):

8.4.1. RGE shall deliver to JCI's attorneys its Replication, if so advised, to the Statement of the JCI Defence.

8.4.2. JCI shall deliver to RGE's attorneys its Replication, if so advised, to the Statement of the RGE Defence.

8.5. Immediately upon the expiration of the time for the delivery of the Replications referred to in clause 8.4 above, the parties shall approach the Mediators to mediate the disputes and insofar as is possible make recommendations to the parties as to how the RGE Claims and JCI Claims should be resolved. In regard hereto:

8.5.1. The Mediators shall comprise of a panel of three Mediators:

8.5.1.1. One of whom is a practising chartered accountant of no less than fifteen years standing.

8.5.1.2. One of whom is a prominent businessman of no less than fifteen years good standing in the business community.

8.5.1.3. One of whom is a practising Senior Counsel of no less than ten years standing as a Senior Counsel.

8.5.2. The parties are agreed that subject to their availability (which shall be determined within 14 (fourteen) days of the Signature Date of this agreement), the Mediators shall comprise the following persons, namely:

8.5.2.1. Schalk Burger SC;

8.5.2.2. Charles Nupen;

8.5.2.3. Tom Wixley.

8.5.3. Failing any of the Mediators referred to in clause 8.5.2 above being available for the mediation, the parties shall meet as soon as possible after this becomes known to them (but within no more than 7 (seven) days), to propose alternative Mediator(s) in substitution for the unavailable Mediator(s), acceptable to them. The parties shall endeavour to reach agreement hereon within the aforesaid seven day period. Failing agreement between the parties as to the replacement Mediator(s), the Mediator(s) shall be determined by the Chairperson for the time being of AFSA, on an approach by either party.

8.5.4. The Parties shall require the Mediators to make recommendations to the Parties as regards the resolution of the RGE Claims and JCI Claims as soon as possible, but within no more than 30 (thirty) days of the Parties first meeting with the Mediators or such longer period as the Mediators in their sole discretion, at all times acting reasonably, may suggest.

8.5.5. The Parties shall co-operate fully with the Mediators and hereby irrevocably pledge their support for the mediation process aimed at facilitating the Mediators being able to make recommendations within no more than 30 (thirty) days of the commencement of the mediation referred to in clause 8.5.3 above, failing which, the Mediation process shall be deemed to have failed, be of no further force or effect and abandoned by the parties.

8.5.6. The Mediators shall be entitled to call for documents and mediate between the Parties with a view to assisting the Parties in resolving their claims against each other within the time frame contemplated in 8.5.4 above.

8.5.7. The Mediators shall make recommendations to the Parties as to how they suggest the RGE Claims and JCI Claims should be resolved.

8.5.8. All the costs, charges and disbursements to be incurred in the mediation, shall be shared by the parties in equal shares and shall be payable on presentation of an account(s) therefore (save for the fact that the respective legal and professional advisory fees of each party, shall be for each party's own account), provided that upon the conclusion of the mediation, the Mediators shall propose simultaneously with making their recommendations, which of the parties are responsible for the costs and charges of the mediation and in what proportions.

8.5.9. Insofar as either party contends that the other has not complied with the procedures contemplated herein, either party shall be entitled to approach the Mediators on not less than 3 (three) days notice to the other party, for a ruling to be made in respect of such non-compliance.

8.6. The Parties shall at all times co-operate with each other, always using their best endeavours to resolve the RGE Claims and JCI Claims as expeditiously as possible, without the need for formal arbitration, to the extent possible.

9. *Procedure to be followed upon the Mediators' recommendations being furnished*

9.1. Following the Mediators furnishing to RGE and JCI their recommendations in regard to how the RGE Claims and JCI Claims should be resolved, each of JCI and RGE shall:

9.1.1. Within 40 (forty) days of receiving the Mediators recommendations, convene meetings (in accordance with the requirements of the Companies Act), of their shareholders at which meetings:

9.1.1.1. The Mediators' recommendations shall be tabled before each of their shareholders.

9.1.1.2. The shareholders shall be called upon to vote in favour of or against the Mediators' recommendations.

9.1.1.3. Should both the shareholders of RGE and JCI vote in favour of the Mediators' recommendations, both RGE and JCI shall be bound by their decision.

10. *Failure of shareholders to endorse the Mediators' recommendations and/or the timeous resolution of Claims*

10.1. Should either or both of the shareholders of RGE and JCI not endorse the Mediators' recommendations as to how:

10.1.1. the RGE Claims; and

10.1.2. the JCI Claims

10.2. should be resolved, alternatively,

10.2.1. The RGE Claims are not resolved, and

10.2.2. The JCI Claims are not resolved;

10.3. on or before the 31st of July 2006, the RGE claims and the JCI Claims shall immediately be submitted to formal arbitration in accordance with this Agreement, whereupon the following shall apply:

10.3.1.1. The arbitration shall be conducted in terms of the Expedited AFSA Rules.

10.3.1.2. The arbitration shall be adjudicated before Mr Peter Solomon, and failing him an Arbitrator to be agreed upon by the Parties alternatively, and in the absence of such agreement within 7 (seven) days of it becoming clear that the proposed Arbitrator is not available, an Arbitrator to be appointed by the Chairperson for the time being of AFSA.

10.3.2. The Arbitrator's award shall be final and binding on the Parties, however, shall be subject to the right of Appeal. Should either party wish to Appeal the Arbitrator's award, they shall be entitled to Appeal same to an Appeal panel appointed by AFSA upon an application being made by either party within 20 (twenty) days of the Arbitrator's award.

10.3.3. The Arbitrator's award shall stipulate *inter alia*:

10.3.3.1. The amount, if any, due by RGE and/or JCI to the other, including such order as to interest as the Arbitrator may award.

10.3.3.2. Which party, if any, is liable to pay the costs of the arbitration as well as any costs which have been incurred prior to the arbitration and the scale on which such costs should be awarded.

10.3.4. Subject to the provisions of clause 10.3.2, each party undertakes to abide the Arbitrator's award and to forthwith pay all amounts due in terms of such award.

10.3.5. The arbitration shall be conducted in accordance with the following further procedures:

10.3.5.1. all pleadings in respect of each party's cases as relied upon by them for the mediation, shall stand as their pleadings in the arbitration and shall be delivered to the Arbitrators within 7 (seven) days of the commencement of the arbitration.

10.3.5.2. Both parties shall be obliged to make discovery on oath within 30 (thirty) days of the delivery to the Arbitrator of the pleadings.

10.3.5.3. The ordinary Rules of Evidence shall apply save insofar as the Arbitrator determines otherwise and the Arbitrator shall be entitled to make such rulings as to practice and procedure as he deems necessary in order to give rise to the arbitration being conducted as expeditiously as possible.

10.3.5.4. The arbitration shall take place at Johannesburg.

10.3.5.5. The Arbitrator shall have the powers set forth under the Expedited AFSA Rules.

10.3.5.6. All the costs, charges and disbursements of running the arbitration shall be shared by the Parties in equal shares and shall be payable on presentation of an

account/s therefore (save for the fact that the respective legal and professional advisory fees of each party shall be for each parties own account), provided that upon the conclusion of the matters, the Arbitrator shall be entitled to direct upon the making of his award, which of the Parties are responsible for the costs and charges contemplated herein and in what proportions.

10.3.5.7. The proceedings shall be mechanically recorded and a transcript of the proceedings shall be produced.

10.3.5.8. The Arbitrator shall be entitled when making his award, to order the payment by any party of the other's costs (on such tariff as may be determined by the Arbitrator) in respect of the arbitration. The Arbitrator shall also be entitled to make such award as to costs in regard to the mediation.

10.4. Insofar as either party contends that the other has not complied with the procedures contemplated herein, either party shall be entitled to approach the Arbitrator on not less than 3 (three) days notice to the other party for a ruling to be made in respect of such non-compliance.

11. *No withholding*

Any amount payable by any party in terms of this Agreement to the other shall be paid free of set-off, deduction, counterclaim, withholding or any act the effect and purpose of which is to in any way defeat such party's obligation to make payment.

12. *Governing Law and Jurisdiction*

This agreement shall in all respects be governed by the laws of South Africa which are applicable to Agreements executed and wholly performed within South Africa.

13. *Good Faith*

The parties undertake at all times to act towards each other with the utmost good faith in order to endeavour to procure implementation of the provisions hereof. Without in any way derogating from the generality of the aforegoing undertakings, no party shall do anything calculated to frustrate any of the provisions of this agreement.

14. *Domicilium*

14.1. The parties choose as their *domicilium citandi et executandi*, their respective addresses set out hereunder, for the purposes of the serving of any process, the serving of any notice and for any purpose arising out of, or in connection with this agreement, namely:

15.1.1 RGE 28 Harrison Street, Johannesburg.

16.1.2 JCI 28 Harrison Street, Johannesburg.

14.2. Any notice given in terms of this agreement shall be in writing and shall be:

14.2.1. Delivered by hand; or

14.2.2. Sent by prepaid registered post.

14.3. A notice given as set out above, shall if:

14.3.1. Delivered by hand, be deemed to have been duly received by the addressee on date of delivery, unless the contrary can be proved; or

14.3.2. Posted by prepaid registered post, be deemed to have been received by the addressee on the 4th (fourth) day following the date of such posting, unless the contrary can be proved.

14.4. Notwithstanding the aforegoing, a written notice actually received by the recipient, shall be deemed to be adequate written notice.

14.5. The parties shall be entitled to change their *domicilium citandi et executandi* from time to time to any other address within the Republic of South Africa, provided that:

14.5.1. such new address is not a post office box, or *poste restante;*

14.5.2. that process can be served at such address;

14.5.3. such change in the *domicilium citandi et executandi* is in writing; and

14.5.4. such change will only take effect 7 (seven) days after such notice is given in accordance with the provisions of clause 14.2 above.

15. *Costs*

All costs associated with the drawing of this agreement, shall be borne and paid for by the parties equally upon presentation of an account herefor..

16. *Entire Agreement*

This agreement constitutes the entire agreement between the parties as to the subject matter hereof and no other agreements, representations, recordals, whether written or oral not included herein, shall be of any force or effect and binding on the parties.

17. *Severability*

Should any clause or sub-clause be void for vagueness or for any other reason whatsoever, then that clause or sub-clause shall be capable of being severed from the remainder of this agreement which shall remain of full force and effect and shall be binding on all the parties hereto.

18. *Waiver*

No waiver on the part of either party to this Agreement of any rights arising from a breach of any provision of this Agreement will constitute a waiver of rights in respect of any subsequent breach of the same or any other provision.

19. *General*

19.1. This agreement together with its annexures constitutes the entire agreement between the parties. No other terms, conditions, stipulations, undertakings, representations or warranties shall be of any force or effect except as expressly included herein. No variation or addition to, mutual cancellation or amendment of this agreement and no waiver by either party of any of its rights hereunder shall be of any force or effect unless reduced to writing and signed by the seller and the purchaser or their duly authorised agents.

19.2. No latitude, extension of time or other indulgence granted by either party to another in respect of any of the parties' obligations in terms of this agreement shall under any circumstances be considered to be an implied consent by any party as a waiver or a novation of, or otherwise affect any of the parties' rights in terms of this agreement or prevent any party from enforcing at any time and without notice strict and punctual compliance with each and every provision or term of this agreement, nor shall such latitude of time or other indulgence discharge or otherwise affect the liability of any person who may be or become bound in terms hereof as surety for and co-principal debtor with any party to this agreement.

19.3. Should any clause or sub-clause be void for vagueness or for any other reason whatsoever, then that clause or sub-clause shall be capable of being severed from the remainder of this agreement which shall remain of full force and effect and shall be binding on all the parties hereto.

19.4. JCI and RGE enter into this agreement in their respective individual capacities and for and on behalf of their respective subsidiaries and associated companies, in respect of which they each warrant their authority to do so.

20. *Counterparts*

This agreement shall be capable of being signed in counterparts. The signature by any party of a counterpart of this agreement shall be as effective as if that party had signed the same document as all of the other parties, which when considered together shall constitute the parties' agreement.

THUS DONE and SIGNED at Sandton on this the 7 day of April 2006.

For and on behalf of :

Randgold and Exploration Company Limited

By Chris Lamprecht

who warrants his authority hereto

THUS DONE and SIGNED at Sandton on this the 7 day of April 2006.

For and on behalf of :

JCI Limited

By **Peter Gray**

who warrants his authority hereto

ADDENDUM

TO THE MEDIATION AGREEMENT

BETWEEN

RANDGOLD AND EXPLORATION COMPANY LIMITED

(herein referred to as "Randgold")

and

JCI LIMITED

(herein referred to as "JCI")

VAN HULSTEYNS

ATTORNEYS

Since 1872

C:\Documents and Settings\Michelle\Local Settings\Temporary Internet Files\OLK282\RANDGOLD JCI ADDENDUM TO MEDIATION AGR #4_2006 7 13.doc 8:09:08 AM

THE PARTIES

1 The parties to this Addendum are:

1.1 Randgold; and

1.2 JCI.

2 The parties to this Addendum agree as set out herein.

RECORDAL

***WHEREAS*:**

3

3.1 Randgold and JCI concluded a written Agreement on the 7th of April 2006 to provide for the mediation and/or arbitration of all and any claims of whatsoever nature which each of them contend they enjoy against the other including their subsidiary or associate company's (**"the Mediation Agreement"**).

3.2 The Mediation Agreement contemplated:

3.2.1 Randgold delivering its Statement of Claims against JCI within 30 (thirty) days of being handed the JCI report (**"the JCI report"**) as defined in the Mediation Agreement;

3.2.2 JCI delivering to Randgold its Statement of Claims against Randgold within 30 (thirty) days of being handed the RGE report **("the RGE report")** as defined in the Mediation Agreement;

3.2.3 In the event of the RGE claims and the JCI claims (as defined in the Mediation Agreement) not being resolved on or before the 31st of July 2006, the RGE claims and the JCI claims would immediately be submitted to formal arbitration.

4 On the 20th day of June 2006:

4.1 Randgold handed to JCI the RGE report; and

4.2 JCI handed to Randgold, the JCI report.

4.3 Having regard to the date upon which the JCI report and the RGE report were exchanged, JCI and Randgold are obliged to deliver to each other statements of their respective claims against each other on or before the 20th of July 2006.

4.4 The parties wish to extend the date for the exchange of their Statements of Claims to the 31st of July 2006.

4.5 The parties wish to amend the provisions of clause 10.3 of the Mediation Agreement.

NOW THEN THE PARTIES TO THIS ADDENDUM WISH TO RECORD THEIR AGREEMENT AS FOLLOWS:

EXTENSION OF TIME FOR THE EXCHANGE OF THE STATEMENT OF THE RGE CLAIMS AND THE JCI CLAIMS AS DEFINED IN THE MEDIATION AGREEMENT ("THE RGE CLAIMS AND THE JCI CLAIMS RESPECTIVELY")

5 Notwithstanding the provisions of clause 8.1, 8.2.1 and 8.2.2, the parties are agreed that:

5.1 On or before the 31st of July 2006, Randgold shall deliver a copy of its Statement of the RGE Claims to JCI by delivering same to JCI's attorneys.

5.2 On or before the 31st of July 2006, JCI shall deliver a copy of its Statement of the JCI claims to RGE by delivering same to RGE's attorneys.

5.3 Save for the aforegoing, the remaining provisions of clause 8 of the Mediation Agreement shall remain binding on the parties.

AMENDMENT TO THE INTRODUCTION TO THE PROVISIONS OF CLAUSE 10.3 OF THE MEDIATION AGREEMENT

6 Clause 10.3 of the Mediation Agreement (and more particularly the introduction thereof), is hereby amended and shall with effect from the signature date of this Addendum read as follows:

> "*10.3.* *as soon as reasonably possible but no later than the 30th of November 2006, the RGE claims and the JCI claims shall immediately be submitted to formal arbitration in accordance with this Agreement, whereupon the following shall apply:*
>
> *10.3.1.* ......"

7 Save for the aforegoing, the remaining provisions of clause 10.3 shall remain extant and binding on the parties.

WHOLE AGREEMENT

8

8.1 This Addendum as read together with the Mediation Agreement constitutes the parties' agreement and shall be read together as one.

8.2 Insofar as there is any inconsistency between the Mediation Agreement and this Addendum, this Addendum shall take precedence over the Mediation Agreement.

REMAINING TERMS

9 Save for where the terms of the Mediation Agreement are amended by this Addendum, the remaining terms of the Mediation Agreement shall remain binding on the parties and of full force and effect and nothing contained in this Addendum shall detract here from.

THUS DONE and SIGNED at SANDTON on this the 19 day of JULY 2006 IN THE PRESENCE OF THE UNDERSIGNED WITNESSES:

AS WITNESSES :

1. ______________________

2. ______________________

For and on behalf of:
RANDGOLD AND EXPLORATION COMPANY LIMITED

By ______________________
who warrants his authority hereto

THUS DONE and SIGNED at SANDTON on this the 19 day of JULY 2006 IN THE PRESENCE OF THE UNDERSIGNED WITNESSES:

AS WITNESSES :

1. ______________________

2. ______________________

For and on behalf of:
JCI LIMITED

By ______________________
who warrants his authority hereto

FURTHER ADDENDUM

TO THE MEDIATION AGREEMENT
(AS AMENDED)

BETWEEN

RANDGOLD AND EXPLORATION COMPANY LIMITED

(herein referred to as "Randgold")

and

JCI LIMITED

(herein referred to as "JCI")

VAN HULSTEYNS

ATTORNEYS

Since 1872

C:\DOCUME~1\bmorton\LOCALS~1\Temp\RANDGOLD JCI ADDENDUM TO MEDIATION AGR #8_2007.8.21.doc

THE PARTIES

1. The parties to this Addendum are:

1.1 Randgold; and

1.2 JCI.

2. The parties wish to effect an amendment to the Mediation Agreement concluded between them on the 7th of April 2006 ("the Mediation Agreement") and amended in writing on 19 July 2006 ("the first addendum"), and to give effect to their intentions as provided for by way of this Addendum.

RECORDAL

3. The parties are cognisant of the time periods referred to in the Mediation Agreement relevant to the finalisation of the mediation process and the commencement of the arbitration process.

4. The parties wish to record that notwithstanding the time periods contemplated in the Mediation Agreement which regulates the finalisation of the mediation process, the parties are in agreement and record that:

4.1 Pursuant to the conclusion of the Mediation Agreement, the parties by way of the first addendum, agreed *inter alia*, to

amend clause 10.3 of the Mediation Agreement so as to provide that the mediation process shall be concluded as soon as reasonably possible, but by not later than the 30th of November 2006, failing which, the RGE claims and the JCI claims shall immediately be submitted to formal arbitration in accordance with the Mediation Agreement.

4.2 During the course of November 2006, the Mediators indicated to the parties that they did not believe that they could responsibly conclude the mediation subject to the time limitations imposed by the Mediation Agreement and in particular as envisaged in clause 10.3 of the Mediation Agreement, as amended.

4.3 The Mediators requested that they be afforded a reasonable time within which to pursue the mediation process in order for them to be able to responsibly discharge their duties thereunder.

4.4 Randgold and JCI agreed to the Mediators' request and that clause 8.5.5 of the Mediation Agreement should be amended, so as to provide that they would co-operate fully with the Mediators and irrevocably pledge their support for the mediation process in order to facilitate the Mediators being able to make recommendations as soon as reasonably possible after the commencement of the mediation.

4.5 The above agreement between the parties (though not signed) was implemented, the parties having agreed to

afford the Mediators the requisite support and time in order to conclude the mediation process.

4.6 In the course of the mediation process, the Mediators and the parties (through their respective Boards), embraced the notion of attempting to resolve the RGE claims through the mechanism of a proposed merger between the parties.

4.7 Given that the Mediators and the parties endorsed the notion of a merger as a salutary and efficacious mechanism for resolving the disputes between the parties, the parties have in pursuit of the mediation process, sought to bring about a merger between them.

4.8 The parties are agreed, that to the extent that the mediation process fails for any reason whatsoever, that they shall immediately thereafter refer the disputes between them, to arbitration.

5. **AMENDMENT TO CLAUSE 8.5.5**

The parties wish to substitute clause 8.5.5 of the Mediation Agreement hereby, as follows:

"*8.5.5 The parties shall co-operate fully with the Mediators and hereby irrevocably pledge their support for the mediation process aimed at facilitating the Mediators being able to make recommendations to them as envisaged in clause 8.5.4 above as read together with clause 10.3*

hereof, failing which, the mediation process shall be deemed to have failed in which event an arbitration shall ensue."

6. **AMENDMENT TO CLAUSE 10.3**

The parties wish to amend clause 10.3 of the Mediation Agreement (and more particularly the introduction thereof) hereby, as follows:

> *"10.3 as provided for in 8.5.4 above, alternatively, should the intended merger between them which they announced on 23 April 2007 by way of the attached Announcement (marked "A" hereto), fail for any reason whatsoever, the mediation process shall be deemed to have failed in which event, the RGE claims and the JCI claims shall immediately be submitted to formal arbitration in accordance with this Agreement, whereupon the following shall apply:."*

7. **WHOLE AGREEMENT**

7.1 This Addendum as read together with the Mediation Agreement and the Addenda thereto, constitutes the parties' agreement and shall be read as one.

7.2 Insofar as there is any inconsistency between the Mediation Agreement, the first addendum thereto and this Addendum,

this Addendum shall take precedence over the Mediation Agreement and the first addendum thereto.

REMAINING TERMS

8. Save for where the terms of the Mediation Agreement and the first addendum thereto are amended by this Addendum, this Addendum shall directly impact upon the time periods referred to in the Mediation Agreement relevant to the mediation process. Save for the aforegoing, the remaining terms of the Mediation Agreement and the first addendum shall remain binding on the parties and of full force and effect and nothing contained in this Addendum shall detract therefrom.

THUS DONE and SIGNED at JOHANNESBURG on this the 26th day of SEPTEMBER 2007 IN THE PRESENCE OF THE UNDERSIGNED WITNESSES:

AS WITNESSES :

1. [signature]

2. [signature]

For and on behalf of:
RANDGOLD AND EXPLORATION COMPANY LIMITED

By [signature]
who warrants his authority hereto

M. Steyn.

7

THUS DONE and SIGNED at JOHANNESBURG on this the 28TH day of SEPTEMBER 2007 IN THE PRESENCE OF THE UNDERSIGNED WITNESSES:

AS WITNESSES :

1. ______________________

2. ______________________

For and on behalf of:
JCI LIMITED

By ______________________
who warrants his/her authority hereto

JCI Limited

ANNOUNCEMENTS AND MEDIA COVERAGE

PRESS RELEASES

Joint Announcement by R&E and JCI (Collectively "The Companies" or "Both Companies") A Proposal for the Merger of the Companies and Further Renewal of Cautionary Announcement

23 Apr 2007 -

Randgold & EXPLORATION COMPANY LIMITED
(Incorporated in the Republic of South Africa)
(Registration Number 1992/005642/06)
Share code: RNG ISIN: ZAE000008819 (Suspended)
ADR Ticker symbol: RNG
Nasdaq trading symbol: RANGY (Delisted)
("R&E")

JCI LIMITED
(Incorporated in the Republic of South Africa)
Registration number 1984/00854/06
Share code: JCD ISIN: ZAE0000039681 (Suspended)
("JCI")

1. Background

R&E and JCI shareholders are referred to the joint cautionary announcement published on 15 March 2007 wherein shareholders of both companies were advised that negotiations regarding a possible settlement between the companies were in progress.

Shareholders are reminded that on 28th February 2007, the Mediators issued an interim recommendation, in terms whereof they embraced the notion of a merger and indicated to both R & E and JCI that "....it is recommended that an overall settlement be pursued on the basis of a merger between the two companies ".

Pursuant to such recommendation the boards of R&E and JCI have each resolved to propose a merger of the companies ("the proposal") and to recommend such merger to their respective shareholders. They are currently in negotiations with each other in order to settle the terms of the proposal.

The purpose of this announcement is to update shareholders and to advise them of the process that will be required to bring the proposal into effect.

2. Proposed scheme of arrangement

The merger contemplated by the proposal ("the merger") will be effected by way of a scheme of arrangement ("the scheme") in terms of Section 311 of the Companies Act, 1973, as amended, ("Companies Act") between JCI and its shareholders other than JCI subsidiaries and R&E. R&E will be the proposer of the scheme. If acceptable to the shareholders of R&E and JCI, and subject to satisfaction of the conditions set out in paragraph 4 below and any others that may be proposed, JCI shareholders will be required to exchange their shares in JCI for shares in R&E, thereby effectively merging the two companies. The proposed exchange ratio, ("the exchange ratio") which has been approved by both companies' boards of directors, is 1 R&E share for every 95 JCI shares in issue.

If the merger is successfully concluded, R&E shareholders and JCI shareholders will, respectively own approximately 78% and 22% of the post merger R&E share capital and JCI will become a wholly owned subsidiary of R&E.

3. Applications for rulings from the Securities Regulation Panel ("SRP") and the JSE Limited ("JSE")

Shareholders are further advised that JCI and R&E are currently unable, given the circumstances previously announced, to fulfil certain of the published requirements of, respectively the JSE and the SRP including the disclosure of audited financial information and certain other information relating to events that occurred prior to the reconstitution of both company's Boards of directors in August 2005. The Boards of both companies and their advisers have made preliminary approaches to and intend to make application to the JSE and SRP to obtain rulings relating to the appropriate disclosures to be made and other requirements to be fulfilled within the companies' current abilities, including the obtaining of opinions from independent experts regarding the proposal. The boards of both companies advise that nothing contained in this announcement may be taken as a representation that the companies will be able to fulfil the requirements of the JSE and SRP.

1409

4. Applicable conditions
There are a number of conditions to be satisfied before the scheme can become effective. These include but are not limited to:

- Agreement between the boards of both companies being reached on the detailed terms of the proposal and the relevant documentation;
- The approval of the relevant regulatory authorities, including those of the JSE, the SRP, the SA Reserve Bank, and the Competition Authorities ;
- The Supreme Court of South Africa ("Court") ordering that a meeting of shareholders of JCI be convened in order to consider and, if thought fit, to approve the scheme ("scheme meeting");
- Approval of the scheme by the requisite majority of JCI shareholders at the scheme meeting;
- Passing of the requisite resolutions by R&E shareholders that are required to implement the proposal;
- Court sanction of the scheme, and
- Registration by the Registrar of Companies of the Court Order sanctioning the scheme and of the applicable special resolutions to be passed by R&E shareholders.

5. Mediation
The companies continue to be bound by the terms and conditions of the Mediation Agreement concluded by them on 7 April 2006.

Nothing contained in this announcement is to be construed as a waiver by R&E or JCI of any of their rights, all of which will remain in force and unaffected by the merger.

6. Financial information and further announcements
Subject to obtaining favourable rulings as contemplated in 3 above, financial information, including a computation of the respective unaudited unreviewed net asset values of both companies and the pro forma financial effects of the proposal will be published once it is available.
Once the relevant approvals have been received, announcements will be made giving the salient dates pertaining to the proposal.

Documents relating to the proposed merger will be sent to shareholders in due course, if the High Court of South Africa orders the convening of the scheme meeting. Such documents will contain more details of the claims and assets and liabilities of the companies.

7. Renewal of cautionary announcement to JCI and R&E shareholders
Until the publication of further information as set out above, shareholders in both companies are advised to continue to exercise caution in trading their shares over-the-counter until the proposal is finalised.

FORWARD-LOOKING STATEMENT DISCLAIMER FOR R&E

Certain statements in this announcement, as well as oral statements that may be made by R&E's officers, directors or employees acting on its behalf relating to such information, contain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All statements, other than statements of historical facts, are "forward-looking statements". These include, without limitation, those statements concerning the value of the net assets of R&E and JCI; the ability of the companies to successfully consummate a merger that is approved by the shareholders and is acceptable to the necessary governmental authorities, the fraud and misappropriation that are alleged to have occurred and the time periods affected thereby; the ability of R&E to recover any misappropriated assets and investments; the outcome of any proceedings on behalf of, or against R&E; R&E's ability to complete its forensic investigation and prepare audited financial statements; the time period for completing its forensic investigation and audited financial statements; the amount of any claims R&E is or is not able to recover against others, including JCI, and the success of its mediation with JCI; the likelihood and economic parameters of any merger arrangement between JCI and R&E; the estimated valuations given to assets and liabilities in the NAV statement; and the ultimate impact on R&E's previously released financial statements and results, assets and investments, including with respect to Randgold Resources Limited, business, operations, economic performance, financial condition, outlook and trading markets. Although R&E believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct, particularly in light of the extent of the alleged frauds and misappropriations uncovered to date. Actual results could differ materially from those implied by or set out in the forward-looking statements.

Among other factors, these include the inherent difficulties and uncertainties in ascertaining the values of the net assets of the companies, particularly in light of the absence of any independent valuations, the existence of any unknown liabilities, the willingness of any governmental authority to sanction any merger

in light of the absence of independent valuations or otherwise; the extent, magnitude and scope of any fraud and misappropriation that may be ultimately determined to have occurred and the time periods and facts related there to following the completion of the forensic investigation and any other investigations that may be commenced and the ultimate outcome of such forensic investigation;the ability of R&E to successfully assert any claims it may have against other parties for fraud or misappropriation of R&E assets or otherwise and the solvency of any such parties, including JCI; the determinations of the mediators and acceptance of any such determinations by the shareholders of R&E and JCI; the ability of R&E to defend successfully any counterclaims or proceedings against it; the ability of R&E and its forensic investigators to obtain the necessary information with respect to R&E's transactions, assets, investments, subsidiaries and associated entities to complete the forensic investigation and prepare audited financial statements; the willingness and ability of R&E's forensic investigators and auditors to issue any final opinions with respect thereto; the ability of R&E to implement improved systems and to correct its late reporting; the JSE Limited's willingness to lift its suspension of the trading of R&E's securities on that exchange; changes in economic and market conditions; fluctuations in commodity prices and exchange rates; the success of any business and operating initiatives, including any mining rights; changes in the regulatory environment and other government actions; business and operational risk management; other matters not yet known to R&E or not currently considered material by R&E; and the risks identified in Item 3 of R&E's most recent annual report on Form 20-F filed with the SEC and its other filings and submissions with the SEC.

All forward-looking statements attributable to R&E, or persons acting on its behalf, are qualified in their entirety by these cautionary statements. R&E expressly disclaims any obligation to release publicly any update or revisions to any forward-looking statements to reflect any changes in expectations, or any change in events or circumstances on which those statements are based, unless otherwise required by law.

Johannesburg
23 April 2007
Sponsor to R&E and JCI
Sasfin Capital
(A division of Sasfin Bank Limited)

23 Sutherland Avenue, Craighall Park, Johannesburg 2196
P.O. Box 406, Parklands, 2121
Phone: +27 11 880 1510
Fax:: +27 11 880 1392
Mobile: +27 83 253 5988

◄◄ Back to home

1411

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

EXHIBITS

TO

FORM CB

RANDGOLD & EXPLORATION COMPANY LIMITED

(Exact name of registrant as specified in its charter)

VOLUME 5 OF 9

EXHIBIT INDEX

Exhibit number	Description
1	Circular to Randgold & Exploration Company Limited Shareholders, dated December 5, 2008.
2	Certificate of Incorporation of Randgold & Exploration Company Limited, dated September 29, 1992.
3	Articles of Association of Randgold & Exploration Company Limited, dated September 29, 1992.
4	Memorandum of Association of Corgroup (Neptune) Investments Limited, dated November 24, 1969.
5	Articles of Association of Corgroup (Neptune) Investments Limited, dated November 24, 1969.
6	Articles of Association of First Westgold Mining (Proprietary) Limited, dated May 25, 1993.
7	Memorandum and Articles of Association of First Westgold Mining (Proprietary) Limited, dated August 17, 1992, as amended May 3, 1993.
8	Special Resolution of First Westgold Mining (Proprietary) Limited, dated August 23, 1995.
9	Memorandum of Association of Free State Development and Investment Corporation Limited, dated February 11, 1944.
10	Articles of Association of Free State Development and Investment Corporation Limited, dated October 25, 2001.
11	Certificate of Incorporation and Articles and Memorandum of Association of Goldridge Mining Company (Proprietary) Limited, dated October 4, 1974.
12	Memorandum of Association of Seltrust Mining Ventures (Proprietary) Limited, dated February 8, 1944.
13	Certificate of Incorporation and Articles and Memorandum of Association of Seltrust Mining Ventures (Proprietary) Limited, dated October 29, 1985.
14	Certificate of Incorporation and Articles and Memorandum of Association of Minrico Limited, dated September 29, 1999.
15	Memorandum and Articles of Association of Pan-African Exploration Syndicate Limited, dated January 10, 1913.
16	Amended Articles of Association of Pan-African Exploration Syndicate Limited, dated September 8, 1983.
17	Memorandum of Association of Randgold Prospecting & Mineral Holdings Limited, dated November 4, 1992.
18	Articles of Association of Randgold Prospecting & Mineral Holdings Limited, dated October 30, 1992.
19	Articles of Association of Rand Mines Lands Limited, dated January 1, 2001.
20	Memorandum and Articles of Association of Ashbourne Investments (Proprietary) Limited, dated November 25, 1948, as amended June 8, 1964 by Special Resolution.
21	Special Resolution of Ashbourne Investments (Proprietary) Limited, changing corporate name to Southern Holdings Limited and amending the Articles and Memorandum of Association, dated October 24, 2000.
22	Memorandum of Association of Versatex Trading 446 (Proprietary) Limited, dated September 4, 2002.
23	Articles of Association of Versatex Trading 446 (Proprietary) Limited, dated September 4, 2002.
24	Memorandum of Association of Consolidated African Mines Limited, dated June 9, 1954.
25	Memorandum and Articles of Association of Continental Base Metal Mining Company (Proprietary) Limited, dated August 12, 1985.
26	Certificate to Commence Business, Certificate of Incorporations, and Memorandum of Association of Bentonite Nominees Limited, dated April 28, 1969.
27	Articles of Association of Doornrivier Minerals Limited, dated November 18, 1983.
28	Debenture Subscription Agreement, dated January 6, 2004, between JCI Limited, Umoya Holdings (Proprietary) Limited, Itsuseng Investments (Proprietary) Limited, Newline Investments 120 (Proprietary) Limited, Ikamva Investment Holdings (Proprietary) Limited, and Kovacs Investments 608 (Proprietary) Limited, as amended by agreement between JCI Limited,

Umoya Holdings (Proprietary) Limited, Itsuseng Investments (Proprietary) Limited, Newline Investments 120 (Proprietary) Limited, Ikamva Investment Holdings (Proprietary) Limited, and Kovacs Investments 608 (Proprietary) Limited, amended August 12, 2005.

29 Debenture Subscription Agreement, dated October 20, 2008, between JCI Limited, Kovacs Investments 608 (Proprietary) Limited, and Itsuseng Investments (Proprietary) Limited.

30 Shareholder Agreement, dated October 26, 2005, between the Trustees for the Time Being of the Dudley Trust, Bosch Trading Limited, Citation Holdings S.A., Kovacs Investments 608 (Proprietary) Limited, Rocketship Properties (Proprietary) Limited, the Trustees for the Time Being of the Harold Johnson Family Trust, and Boschendal Limited.

31 Sale of Shares Agreement, dated August 7, 2003, between Randgold & Exploration Company, Limited, Equitant Trading (Proprietary) Limited, and Phikoloso Mining (Proprietary) Limited.

32 Sale of Cue Incident Shares Agreement, dated May 31, 2005, between Consolidated Mining Management Services Limited and Mvelaphanda Holdings (Proprietary) Limited.

33 Sale of Shares Agreement, dated February 18, 2008, between Futuremed Pharmaceuticals (Proprietary) Limited, JCI Limited, and Bioclones (Proprietary) Limited.

34 Sale of Shares Agreement, dated April 10, 2008, between JCI Gold Limited and Mowana Investments (Proprietary) Limited.

35 Sale of Shares Agreement, dated October 21, 2008, between JCI Limited, Garry John Fromentin, Lyons Property Solutions (Proprietary) Limited, Lyons Corporate Real Estate (Proprietary) Limited, and Lyons Financial Solution Holdings (Proprietary) Limited.

36 Share Purchase Agreement, dated April 10, 2008, between Cytos Limited, Maitland Nominees Limited, and Maitland Services Limited.

37 Loan Agreement, dated June 4, 2008, between Nedbank Limited and Boschendal Limited.

38 Nomination Agreement, dated October 14, 2004, between JCI Limited and Consolidated Mining Management Services Limited.

39 Memorandum of Mediation Agreement, dated April 7, 2006, between Randgold & Exploration Company Limited and JCI Limited.

40 Memorandum of Agreement regarding Mediation, dated May 14, 2008, between Randgold & Exploration Company Limited, JCI Limited, SF Burger, HE Wainer, and C Nupen.

41 Asset Sale Agreement, dated June 2, 2008, between Rocketship Properties (Proprietary) Limited, IFA Boschendal Investments (Proprietary) Limited, Kovacs Investments 608 (Proprietary) Limited, and Citation Holdings S.A.

42 Memorandum of Agreement, dated July 26, 2007, between Gold Fields Limited, Western Areas Limited, Free State Development and Investment Corporation Limited, Goldridge Gold Mining Company (Proprietary) Limited, JCI Limited, JCI Gold Limited, JCI Investment Finance (Proprietary) Limited, Jubilee Prospectors Limited, Randgold & Exploration Limited, and Barnato Exploration Limited.

43 Employment Contract, dated August 17, 2005, between Randgold & Exploration Company and Peter Henry Grey.

44 Employment Contract, dated November 8, 2005, between Randgold & Exploration Company and Roger Patrick Pearcey.

45 Employment Contract, dated October 23, 2008, between Randgold & Exploration Company and Marais Steyn.

46 Final Report on Limited Investigation into the Trade, Dealings, Affairs, or Property of the Randgold & Exploration Company Limited, dated march 14, 2006.

47 Investigation of transactions performed by Consolidated Mining Management Services Limited and JCI Limited Volume I, dated November 14, 2006.

48 Investigation of transactions performed by Consolidated Mining Management Services Limited and JCI Limited Volume II, dated November 14, 2006.

49 Investigation of transactions performed by Consolidated Mining Management Services Limited and JCI Limited Volume III, dated November 14, 2006.

50 Forensic Investigation: First Interim Progress Report, dated October 25, 2005.

51 Forensic Investigation: Second Interim Progress Report, dated November 3, 2005.

52 Forensic Investigation: Third Interim Progress Report, dated November 15, 2005.

53 Forensic Investigation: Fourth Interim Progress Report, dated December 7, 2005.

54 Forensic Investigation: Fifth Interim Progress Report, dated January 26, 2006.

55	Forensic Investigation: Sixth Interim Progress Report, dated February 21, 2006.
56	Letter from KPMG to Securities Regulation Panel regarding Section 440D of the Companies Act, dated January 18, 2008.
57	Valuation Report of Residual Properties of Boschendal Limited, dated May 23, 2008.
58	Mineral Asset Valuation Report on the Du Preez Leger Project, dated November 7, 2008.
59	Environmental Management Plan associated with Mining Permit Application for Du Preez Leger Project, dated August 1, 2005.
60	Press Release by Randgold and JCI, dated February 28, 2007, titled "Statement by the Mediators."
61	Press Release by Randgold and JCI, dated March 5, 2007, titled "In the Mediation Between: Randgold & Exploration Company Limited and JCI Limited."
62	Press Release by Randgold and JCI, dated March 7, 2007, titled "Statement by the Mediators."
63	Press Release by Randgold and JCI, dated March 7, 2007, titled "Joint announcement to R&E and JCI shareholders relating to a statement by the mediators in the mediation between the companies; a postscript thereto and further renewal of cautionary announcement."
64	Press Release by Randgold and JCI, dated March 15, 2007, titled "Shareholder Update on the settlement and/or merger negotiations between R&E and JCI (collectively "the companies" or "both companies") and further renewal of cautionary announcement."
65	Press Release by Randgold and JCI, dated April 23, 2007, titled "Joint Announcement by R&E and JCI (Collectively "The Companies" or "Both Companies") A Proposal for the Merger of the Companies and Further Renewal of Cautionary Announcement."
66	Press Release by Randgold and JCI, dated June 11, 2007, titled "Joint Cautionary Announcement."
67	Press Release by Randgold and JCI, dated June 29, 2007, titled "Request for Submissions."
68	Press Release by Randgold and JCI, dated July 20, 2007, titled "Joint Announcement – Update on Application to SRP regarding Proposed Merger."
69	Press Release by Randgold and JCI, dated October 31, 2007, titled, "Results of General Meeting."
70	Press Release by JCI, dated December 13, 2007, titled "NAV as at 31 March 2007 – Auditors provide limited assurance."
71	Press Release by Randgold and JCI, dated April 4, 2008, titled "Update to Shareholders."
72	Press Release by Randgold and JCI, dated April 4, 2008, titled "Draft Merger Circulars Submitted."
73	Press Release by Randgold and JCI, dated July 18, 2008, titled "Proposed Settlement Agreement and Renewal of Cautionary Announcement."
74	Press Release by Randgold and JCI, dated July 22, 2008, titled "Proposed Settlement Agreement and Renewal of Cautionary Announcement."
75	Press Release by Randgold and JCI, dated July 24, 2008, titled "Update to Shareholders."
76	Press Release by Randgold and JCI, dated July 31, 2008, titled "Memorandum of Understanding between R&E and JCI."
77	Press Release by Randgold and JCI, dated August 19, 2008, titled "Shareholder Update on Settlement Negotiations."
78	Press Release by Randgold, dated August 26, 2008, titled "Update to shareholders and renewal of cautionary announcement R&E claims against JCI Limited ("JCI")."
79	Press Release by JCI, dated August 27, 2008, titled "Mediation Process with Randgold & Exploration Company Limited Further Cautionary Announcement."
80	Press Release by Randgold, dated October 14, 2008, titled "Further Cautionary Announcement."
81	Press Release by Randgold, dated October 31, 2008, titled "Further Renewal of Cautionary Announcement."
82	Press Release by Randgold, dated November 6, 2008, titled "R&E and JCI resume Merger Talks."

Exhibit 40

MEMORANDUM OF AGREEMENT

Made and entered into between:

RANDGOLD AND EXPLORATION COMPANY LIMITED

and

JCI LIMITED

and

SF BURGER

and

HE WAINER

and

C NUPEN

VAN HULSTEYNS

ATTORNEYS

SINCE 1872

INDEX

1. **PARTIES**

1.1 The parties to this Agreement are:

1.1.1 **Randgold and Exploration Company Limited;**

1.1.2 **JCI Limited;**

1.1.3 **SF Burger;**

1.1.4 **HE Wainer; and**

1.1.5 **C Nupen.**

1.2 The parties agree as set out below.

2. **INTERPRETATION**

2.1 In this Agreement, unless inconsistent with or otherwise indicated by the context, the following words and expressions shall bear the meanings assigned to them below:

"Act"	The Companies Act No 61 of 1973, as amended.
"Agreement"	This Agreement, as contained in this document.
"the companies"	Randgold and JCI.
"effective date"	1 June 2007.
"JCI"	JCI Limited (Registration number 1894/000854/06), a company incorporated in South Africa, the shares of which are listed on the JSE, but which are suspended.
"JSE"	JSE Limited (Registration number 2005/022939/06), a company incorporated in South Africa, which is licensed as an exchange under the Securities Services Act.
"the Mediators"	Advocate SF Burger SC, Professor HE Wainer, CA (SA) and Mr C Nupen, they being appointed in terms of the Mediation Agreement.
"mediation"	The mediation in which R&E and JCI are currently engaged, pursuant to the Mediation Agreement.

"Mediation Agreement"	The written Agreement concluded between Randgold and JCI on 7 April 2006, as amended, together with the Addenda thereto, which provides *inter alia*, for the determination of the Randgold claims as defined therein and the appointment of the Mediators.
"parties"	The parties recorded in 1.1 hereof and "party" means any one of them.
"proposed transaction"	the proposed acquisition by Randgold of the entire issued share capital of JCI so as to render *inter alia* JCI a wholly owned subsidiary of Randgold.
"Randgold"	Randgold and Exploration Company Limited (Registration number 1992/005642/06), a company incorporated in South Africa, the shares of which are listed on the JSE and suspended from trading.
"the Randgold claims"	the alleged claims proffered by Randgold against JCI, formulated in consequence of the Mediation Agreement by way of a Statement of Claim.
"scheme of arrangement"	the scheme of arrangement in terms of section 311 of the Act to be proposed by Randgold between JCI and its shareholders.
"South Africa"	The Republic of South Africa.
"SRP"	The Securities Regulation Panel established in terms of Section 440B of the Act.
"swap ratio"	1 ordinary Randgold share for 95 ordinary JCI shares.

2.2 In this Agreement, unless the context clearly indicates the contrary intention, any reference to:

2.2.1 the singular includes the plural and *vice versa*;

2.2.2 natural persons includes juristic persons and *vice versa*;

2.2.3 any one gender includes the other genders, as the case may be;

2.2.4 any statute, constitution, decree, treaty, regulation, directive, ordinance, by-law, order or any other enactment or legislative measure of Government (including local or provincial Government), statutory or regulatory body which has the force of law means the relevant enactment or legislative measure as at the signature date and as amended or re-enacted from time to time;

2.2.5 a party includes a reference to that party's successors in title and assigns allowed at law.

2.3 The clause headings in this Agreement have been inserted for convenience only and shall not be taken into account in its interpretation.

2.4 Words and expressions defined in any sub-clause shall, for the purpose of the clause of which that sub-clause forms part, bear the meaning assigned to such words and expressions in that sub-clause.

2.5 If any provision in a definition is a substantive provision conferring rights or imposing obligations on any party, effect shall be given to that provision as if it were a substantive clause in the body of the Agreement, notwithstanding that it is only contained in the interpretation clause.

2.6 If any period is referred to in this Agreement by way of a reference to a number of days, the period shall be reckoned exclusively of the 1st (first) day and inclusively of the last day, unless the last day falls on a day which is not a business day, in which case the last day shall be the next succeeding business day.

2.7 If the due date for performance of any obligation in terms of this Agreement is a day which is not a business day then (unless otherwise stipulated), the due date for performance of the relevant obligation shall be the immediately preceding business day.

2.8 This Agreement shall be governed, interpreted and enforced in accordance with the laws of South Africa from time to time.

2.9 No provision of this Agreement shall (unless otherwise stipulated) constitute a stipulation for the benefit of any person (*stipulatio alteri*) who is not a party to this Agreement.

2.10 The rule of construction that this Agreement shall be interpreted against the party responsible for the drafting of this Agreement, shall not apply.

3. **RECORDAL**

3.1 On 7 April 2006, Randgold and JCI concluded the Mediation Agreement.

3.2 Pursuant to the conclusion of the Mediation Agreement the Mediators were appointed by Randgold and JCI to *inter alia* make recommendations to them, in regard to how the Randgold claims should be addressed and the impasse which had arisen between the companies resolved.

3.3 On 28 February 2007, the Mediators issued an interim recommendation (which was followed by a postscript thereto on 5 March 2007), in terms whereof they recommended that Randgold and JCI merge. They indicated further, that in their view a merger represented a pragmatic resolution to the impasse between Randgold and JCI and that an imputed settlement of between R1.2 to R1.5 billion represented "*a realistic starting point to resolve the disputes between the companies – the basis being that the settlement figure be used to ultimately drive the merger ratio between the shareholders of the companies.*"

3.4 On 23 April 2007, Randgold and JCI published a joint announcement on South African News Service, indicating that the Boards of Directors of Randgold and JCI had each resolved to recommend and propose a merger of the companies to their respective shareholders, in terms of which it was contemplated that Randgold would be the proposer of the scheme of arrangement and if acceptable to the shareholders of Randgold and JCI (subject to the conditions precedent which would be applicable thereto), shareholders in JCI would be required to exchange their ordinary JCI shares for ordinary shares in Randgold in terms of the swap ratio.

3.5 In giving effect to the proposed transaction, Randgold and JCI would ordinarily be required to furnish a Fairness opinion as contemplated in the JSE Listings Requirements.

3.6 In the absence of audited financial statements of their respective companies and a ruling on the Randgold claims, Randgold and JCI are constrained from being able to comply with the JSE Listings requirements and furnish the said Fairness opinion.

3.7 In the circumstances, the companies believe that the Mediators are the best suited persons to express an opinion in regard to the proposed transaction and in consequence hereof, requested the Mediators in April 2007, to express an opinion in regard thereto.

3.8 The parties wish to formalise the appointment of the Mediators in terms hereof and the terms governing their appointment by way of this Agreement.

4. **APPOINTMENT**

4.1 Randgold and JCI hereby appoint the Mediators with effect from the effective date, to express an opinion on the proposed transaction.

4.2 Subject to what is contained in clause 5 hereof, the Mediators undertake to furnish the companies with a written opinion as contemplated in 4.1 ("the opinion"), as soon as reasonably practicable.

4.3 The Mediators in discharging their appointment shall:

4.3.1 be provided with all forensic reports compiled by their respective forensic investigators following the re-constitution of the Boards of Directors of each of the companies in August 2005;

4.3.2 have the right to consult with the Directors, office bearers and employees of Randgold and JCI (both current and former), and the respective forensic investigators and legal teams of each of the companies representing Randgold and JCI in the mediation;

4.3.3 be provided with the workings and models used by the companies in determining the net asset values of the companies and the swap ratio ;

4.3.4 answer questions from and furnish information requested by the JSE and SRP, to the extent that such may be required of them;

4.3.5 generally do all such things as they consider to be necessary in giving effect to the compilation of the opinion.

5. UNDERTAKINGS BY RANDGOLD AND JCI

Each of the companies undertake to furnish their full co-operation to the Mediators in order to enable them to discharge their functions in terms of clause 4 hereof and compile the opinion.

6. REMUNERATION

6.1 Within 30 (thirty) days of the Mediators furnishing the opinion to the companies, the companies shall jointly make payment of the following amounts to each of the Mediators (each of Randgold and JCI being liable for half thereof):

6.1.1 to SF Burger R1 000 000.00 (One Million Rand) plus Value Added Tax;

6.1.2 to Stratalign (Pty) Ltd R1 000 000.00 (One Million Rand) plus Value Added Tax;

6.1.3 to HE Wainer R1 666 667.00 (One Million Six Hundred and Sixty Six Thousand Six Hundred and Sixty SevenRand) plus Value Added Tax.

7. GOOD FAITH

Randgold and JCI undertake to act with the utmost good faith towards the Mediators, in order to enable the Mediators to furnish the opinion and shall do nothing calculated to frustrate any of the provisions of this Agreement.

8. VARIATION

No addition, variation, deletion or agreed cancellation of this Agreement shall be of any force or effect unless reduced to writing and signed by all the parties hereto.

9. ENTIRE AGREEMENT

This Agreement as read together with the Indemnity which is being executed simultaneously herewith, constitute the entire agreement between the parties as to the subject matter hereof and no agreements, representations, undertakings, conditions or terms other than those contained herein shall be binding on the parties, unless reduced to writing and signed by all the parties hereto.

Thus done and signed at Johannesburg by RANDGOLD AND EXPLORATION COMPANY LIMITED on 6 MAY 2008, in the presence of the undersigned witnesses.

WITNESSES:

1. ______________________

RANDGOLD AND EXPLORATION COMPANY LIMITED

2. ______________________

Thus done and signed at Johannesburg by JCI LIMITED on 6 MAY 2008, in the presence of the undersigned witnesses.

WITNESSES:

1. ______________________

JCI LIMITED

2. ______________________

Thus done and signed at Johannesburg by SF BURGER on 12 MAY 2008, in the presence of the undersigned witnesses.

WITNESSES:

1. ______________________

SF BURGER

2. ______________________

Thus done and signed at Johannesburg by DE WAINER on 13 MAY 2008, in the presence of the undersigned witnesses.

WITNESSES:

1. ______________________

DE WAINER

2. ______________________

Thus done and signed at JOHANNESBURG by C NUPEN on 14 MAY 2008, in the presence of the undersigned witnesses.

WITNESSES:

1. ______________________

2. ______________________

____
C NUPEN

Exhibit 41

4

ORIGINAL

AGREEMENT

between

ROCKETSHIP PROPERTIES (PTY) LTD

and

IFA BOSCHENDAL INVESTMENTS (PTY) LTD

and

KOVACS INVESTMENTS 608 (PTY) LTD

and

CITATION HOLDINGS S.A.

COLIN ALLKIN
COMMERCIAL ATTORNEY

PO Box 2817
CLAREINCH 7740
29 ST. MICHAELS RD
CLAREMONT 7708
TEL +27 21 683 8200
FAX +27 21 683 6076
CELL +27 82 821 0989
EMAIL colin@allkinattorneys.co.za

1. **INTERPRETATION**

In this agreement:

1.1. clause headings are for convenience and shall not be used in its interpretation;

1.2. unless the context clearly indicates a contrary intention an expression which denotes any gender includes the other genders, a natural person includes an artificial person and vice versa, the singular includes the plural and vice versa and the following expressions bear the meanings assigned to them below and cognate expressions bear corresponding meanings:-

1.2.1. "Assets" means the assets sold by Rocketship as set out in clause 3 of the sale agreement, which assets shall for the avoidance of doubt include the sale shares and the loan account that Rocketship has against Boschendal;

1.2.2. "Boschendal" means Boschendal (Pty) Ltd, registration number 2002/023534/07;

1.2.3. "Citation" means Citation Holdings S.A., registration number B17438, a company duly incorporated in accordance with the laws of Luxembourg;

1.2.4. "effective date" is the date falling 7 days after the signature date, unless such date is a Saturday, Sunday or a declared public holiday in the Republic of South Africa, in which event the effective date shall be the first succeeding business day thereafter;

1.2.5. "IFA" means IFA Boschendal Investments, registration number 2006/003771/07;

1.2.6. "Kovacs" means Kovacs Investments 608 (Pty) Ltd, registration number 2003/015125/07;

1.2.7. "parties" means the parties to this agreement;

1.2.8. "Purple Plum" means Purple Plum Properties (Pty) Ltd, regsistration number 2002/014687/07;

effect after such expiration or termination, notwithstanding that the clauses themselves do not expressly provide for this.

1.10. terms defined in the sale agreement shall have the same meaning ascribed to them in this agreement except to the extent that a term is specifically defined in this agreement in which case such revised definition shall apply.

2. BACKGROUND

2.1. Rocketship and IFA concluded the sale agreement on 20 June 2008.

2.2. In keeping with the requirements of the Boschendal shareholders agreement and the articles of association of Purple Plum, on 24 June 2008 Rocketship extended a pre-emptive offer in respect of the sale shares and its loan account against Boschendal to the remaining shareholders in Boschendal and Purple Plum, namely Kovacs and Citation.

2.3. The closing date for acceptance of the pre-emptive offer was Friday 25 July 2008, by which time both Citation and Kovacs notified Rocketship that they each intended to exercise their respective pre-emptive rights.

2.4. In August 2008, the South African Reserve Bank (Exchange Control Department) advised the parties that "no approval has been granted for the sale by Rocketship of any of its shares in Boschendal and Purple Plum or any portion of its loan account against Boschendal to parties not resident within the Common Monetary Area, including Citation."

2.5. The parties have been advised in writing by the South African Reserve Bank (Exchange Control Department) that there is no objection to Rocketship disposing of its shareholding in Boschendal and Purple Plum as well as its shareholder's loan account against Boschendal to IFA and/or Kovacs.

3. SALE OF THE ROCKETSHIP ASSETS

3.1. The parties have agreed, that notwithstanding the acceptance of the pre-emptive offer by Citation and Kovacs, and given the ruling by the South African Reserve Bank (Exchange Control Department), that the Assets to be sold by Rocketship will be purchased in equal proportions and on the same terms and conditions by IFA and Kovacs respectively and that Citation will accordingly not participate in the purchase and sale of any of the Assets.

5. SECURING OF THE PURCHASE PRICE

5.1. The consideration payable by IFA and Kovacs shall be secured as follows:

5.1.1. within 3 days of the signature date, Kovacs shall deposit into Rocketship's Attorney's trust bank account the amount of R23 809 437.50 (twenty three million eight hundred and nine thousand four hundred and thirty seven Rand and fifty cents), comprising;

5.1.1.1. R13 775 000 in respect of 76 000 of the sale shares;

5.1.1.2. R10 000 000 (being one half of the Boschendal loan account); and

5.1.1.3. R34 347.50 (being the stamp duty payable in respect of the transfer of the aforesaid sale shares).

5.1.2. within 3 days of the signature date, IFA shall furnish Rocketship with a Letter of Undertaking from Larson Falconer Inc. for the amount of R23 809 437.50 (twenty three million eight hundred and nine thousand four hundred and thirty seven Rand and fifty cents) which undertaking shall be expressed to be payable on the effective date and against receipt of the auditor's certificate referred to in clause 6.2 of the sale agreement.

6. CLOSING ARRANGEMENTS

6.1. On the effective date, Rocketship, IFA and Kovacs undertake to comply with all of their respective obligations relating to the sale of the Assets (unless any such obligation is clearly inconsistent with and has been superceded by this agreement).

6.2. The closing of the transaction relating to the sale of the Assets shall take place on the effective date, when Rocketship shall deliver to the Secretary of Boschendal the closing documents referred to in clause 6 of the sale agreement and Rocketship shall comply with its obligations in terms of clause 6.2 of the sale agreement.

rights under this agreement, nor shall it operate so as to preclude such party thereafter from exercising its rights strictly in accordance with this agreement.

8.4. This agreement shall be binding on and endure for the benefit of the parties successors-in-title as fully and effectually as if they were a party to this agreement.

8.5. This agreement may be executed in counterparts all of which taken together shall constitute one and the same instrument.

8.6. This agreement shall be governed by and interpreted in accordance with the laws of the Republic of South Africa.

9. **DOMICILIUM AND NOTICES**

9.1. The parties choose as their domicilium citandi et executandi ("domicilium") for the purposes of giving notice, the payment of any sum, the serving of any process and for any other purpose arising from this agreement the addresses shown below:

9.1.1. Rocketship

Physical Address – Block F Rochester Place, 173 Rivonia Road, Sandton, 2196

Postal Address: PO Box 650838, Benmore, 2010

Contact – James Fitzgerald

Fax number – 086 631 3022

9.1.2. IFA

Physical Address – 3RD Floor, Momentum House (West Side), 125 Florence Nzama Street, Durban, 4001;

Postal Address: PO Box 3313, Durban, 4000

C/o Greg Larson;

Fax number: 031 – 367 1077

10. **COSTS**

Each party shall pay their own costs relating to the negotiating, preparing and executing this agreement.

DATED at this day of 2008.

AS WITNESSES:

1. .... For and on behalf of: ROCKETSHIP PROPERTIES (PTY) LTD

2. ....

Per signatory who warrants that he is duly authorised thereto

DATED at this day of 2008.

AS WITNESSES:

1. .... For and on behalf of: IFA BOSCHENDAL INVESTMENTS (PTY) LTD

2. ....

Per signatory who warrants that he is duly authorised thereto

DATED at Boschendal this 16th day of September 2008.

AS WITNESSES:

1. .... For and on behalf of: KOVACS INVESTMENTS 608 (PTY) LTD

2. ....

Per signatory who warrants that he is duly authorised thereto

DATED at Luxembourg this 24th day of September 2008.

AS WITNESSES:

1. ....

2. ....

For and on behalf of:
CITATION HOLDINGS S.A.

____
Per signatory who warrants that is he duly authorised thereto

DATED at this day of 2008

AS WITNESSES.

For and on behalf of
ROCKETSHIP PROPERTIES (PTY) LTD

Per signatory who warrants that he is duly authorised thereto

DATED at [illegible] this [illegible] day of [illegible] 2008

AS WITNESSES

1

For and on behalf of
IFA BOSCHENDAL INVESTMENTS (PTY) LTD

2

Per signatory who warrants that he is duly authorised thereto

DATED at this day of 2008

AS WITNESSES.

1

For and on behalf of
KOVACS INVESTMENTS 608 (PTY) LTD

2.

Per signatory who warrants that he is duly authorised thereto

For and on behalf of
ROCKETSHIP PROPERTIES (PTY) LTD

Per signatory who warrants that he is duly authorised hereto

DATED at

AS WITNESSES:

this day of

For and on behalf of
IFA BOSCHENDAL INVESTMENTS (PTY) LTD

Per signatory who warrants that he is duly authorised hereto

DATED at

AS WITNESSES:

this day of

For and on behalf of
KOVACS INVESTMENTS 608 (PTY) LTD

Per signatory who warrants that he is duly authorised hereto

Van der Westhuizen Vos & Horn Inc.
Attorneys, Notaries & Conveyancers
Suite 23 Oewerpark
Stellenbosch
Tel: 021 - 887 6860
Fax: 021 - 886 5793
(Reference: Anton Vos)

ADDENDUM TO DEED OF SALE

MEMORANDUM OF AN AGREEMENT ENTERED INTO BY AND BETWEEN

KOVAC INVESTMENTS 620 (PROPRIETARY) LIMITED
Registration Number 2003/019844/07

(herein represented by Kevin Eborall in his capacity as duly authorised director and hereinafter referred to as "**the Seller**")

and

SUPERLANE 111 (PROPRIETARY) LIMITED
Registration Number 2008/004180/07

(herein represented by **ROBERT HUTTON-SQUIRE**, duly authorised thereto and hereinafter referred to as "**the Purchaser**")

WHEREAS the above parties entered into an agreement dated 31st March 2008 ("the Main Agreement"); and

WHEREAS the parties wishes to amend and amplify certain paragraphs of the Main Agreement;

NOW THEREFORE the parties agree as follows:

1. **SPECIAL CONDITIONS – PARAGRAPH 20 OF MAIN AGREEMENT**

It is agreed and hereby recorded that the following additional clauses will be inserted into paragraph 20 of the Main Agreement namely:

20.3 It is recorded that the Seller is the owner of approximately 16 million syringes, which is stored on the Property. It is agreed and hereby recorded that the Purchaser undertakes, for his own account, to dispose of these syringes in accordance with the applicable legislation indemnification of the syringes donated and/or certificates of destruction for the syringes destroyed.

20.4 It is agreed and hereby recorded that the Seller shall include in the sale to the Purchaser, at no additional consideration, the movable assets listed in Annexure A hereto.
After the date of furnishing acceptable and irrevocable bank guarantees the purchaser will be entitled to dispose the moveable assets. The net proceeds from the sale of thereof will be held in trust by Roup Reynolds (Sellers Attorneys section 8.0 of main agreement) for the benefit of Superlane III until such time as transfer takes place. If transfer does not take place these proceeds will transferred to the seller.

20.5 It is hereby recorded that the Seller may continue to produce medical syringes at the facilities on the Property between date of signing of the Main Agreement and 30 June 2008 or such other date as may be agreed by the parties. It is hereby recorded that the Purchaser agrees that the Seller may store any of these new syringes that the Seller has produced and which have not been disposed of by the Seller by 30th June 2008 on the Property, free of charge from 1st July 2008 until 1st November 2008, upon which date the Seller shall for his own account remove all remaining syringes stored as such from the Property forthwith. It is recorded that this clause does not detract from the Purchaser's obligation to dispose of the existing approximately 16 million syringes as per paragraph 20.3 above.

20.6 It is further agreed and hereby recorded that should the Seller not be able to dispose of the Demag Moulding Machines on or before date of registration of transfer of the Property to the Purchaser, then the Purchaser shall allow these machines to remain on the Property until 29th August 2008, free of charge. It is agreed that should these machines not have been disposed of by aforesaid date, the parties will agree, by no later than 1st September 2008 on a nominal rental payable by the Seller to the Purchaser for the space occupied for such machines, and failing such agreement, the Seller shall forthwith and for his own account, remove these machines from the Property.

2. ELECTRICAL COMPLIANCE CERTIFICATE – PARAGRAPH 10 MAIN AGREEMENT

It is agreed and hereby recorded that the Purchaser has waived the issue of an Electrical Compliance Certificates in respect of the Property insofar as it relates to the existing 380/400 Volt circuits and installations except for the compressor. It is agreed that the Seller shall however still, prior to registration of transfer of the Property in the name of the Purchaser, issue a compliance certificate in respect of all existing 220 Volt circuits and installations in the Administration Block and the Double Storey Area of the manufacturing facility excluding the Sterilization and HVAC areas but

including the power to the compressors in the HVAC Area of the factory. The Seller shall remain liable for the costs of such certificates and any costs of repairing or replacing defective circuits or components of the said 220 Volt circuits and installations in order for the said certificates to be issued.

3. **POSSESSION – PARAGRAPH 4 MAIN AGREEMENT**

It is agreed and hereby recorded that the entire paragraph 4 of the Main Agreement shall be replaced by the following:
"Possession and beneficial occupation of the Property shall be given by the Seller and taken by the Purchaser on 1st July 2008, or such other date as may be mutually agreed and reduced to writing by the parties, provided that acceptable and irrevocable bank guarantees for the amount, as stated in section 2.2 of the main agreement, (R 40,268,000) have been furnished to the seller, and subject also to the provisions of paragraph 5 of the Main Agreement.

4. From the date of possession the purchaser shall be liable for all water, electricity and other municipal services in respect of the property, in addition to the occupational rental.

5 The purchaser will make available to the seller a suitable office in the administration building for a period of three calendar months from the date of beneficial occupation, to enable the seller to wind down the affairs of AMT at no cost to the seller.

THUS DONE and **SIGNED** at Somerset West on this 30TH day of May 2008.

AS WITNESSES:

1. ____________________

2. ____________________

____
SELLER

THUS DONE and **SIGNED** at Stellenbosch on this 30th day of May

2008.

AS WITNESSES:

1. ____________

2. ____________

____
PURCHASER

Annexure A – Addendum to Deed of Sale: 30 May 2008

worksheets:

- 'Overview' this worksheet
- 'Clean Room'
- 'Maintenance'
- 'Admin'
- 'Factory'
- 'Labs'
- 'Stores'

Coetzee.
RMS

Annexure A – Addendum to Deed of Sale: 30 May 2008

Clean Room

Description	Qty
Assembly Machines	4
Blister Packaging Machines	4
Steel Tables	11
Plastic Chairs	26
Stainless Steel Tables	3
Trolleys	11
Steel Rakcs	5
Stainless Steel Racks	3
Stools	8
Alliminium Platforms/Steps	11
Trolley Bins	17
2,5 T Crane & Frame	1
4m Ladder	1
Particle Counter	1
Air Sampler	1
Domino Printers	4
Bellmark Printers	4
Vacuum Cleaners	2
Stainless Steel Garment Rails	13
Laundry Baskets	2
1m Ladder	1
Transfer Trolleys	498
Bins	4712
Washing Machine	1
Drier	1

Annexure A – Addendum to Deed of Sale: 30 May 2008

Maintenance

Description	Qty
Locker	6
Desk	6
Office chair	8
Computer	2
Printer	1
Office cupboard	1
Office divider screen	2
Steel cabinets	20
Portapac	1
Work bench	4
Mobile work bench	4
Welding table	1
Lathe	1
Milling machine	1
Drill press	1
Welder	1
Pallet truck	1
Vacuum cleaner	2
Ladder	1
4 Step stairs	1
Tool trolley	1
Toolbox	1
Vernier	1
Micrometers	3
Power supply	1
Druk calibrator	1
Temp calibrator	1
Oscilloscope	1
Safety harness	2
Basic hand tools	1
Sortimat spares for 4 machines	4
Dixie Union spares for 4 machines	4
Sterilliser spares	1
HVAC spares	1
Store	
Tool trolley	1
Water filter	1
Barcode scanners	3
Display cabinet	1
Notice board	1
Misc m/c parts	1
Misc mould parts	1
Actuators	2
Shelving	2
Chair (damaged)	1
Cleanroom doors (sets removed)	8

Annexure A – Addendum to Deed of Sale: 30 May 2008

Administration Department		
Room	Qty	Description
Room 1/01		
	1	Coffee Table
	2	Riempie Benches
	1	Riempie Chair
	1	Office Chair
	1	Reception Desk
	1	Computer
Room 1/02		
	1	Microwave
	1	Fridge
	3	Stools
Room 1/03		
	1	Copier
	2	Tables
	1	Paper Dispenser
	1	Marsh Taper
Room 1/05		
	1	Office Chair
	3	Stools
	1	Desk
Room 1/06		
	2	Filing Cabinets
	1	Table
	1	Drawing Filing Cabinet
Room 1/07		
	1	Projector
	1	Projector Trolley
	1	TV
	1	Video Machine
	3	Tables
	1	Desk
	16	Office Chair
	22	Plastic Chairs
	1	White Board
Room 1/09		
	2	Desks
	1	Office Suite
	1	Table
	3	Office Chair
	2	Computer
	1	Printer
	2	Filing Cabinets
	1	Binder
	1	Shredder
Room 1/14		
	2	Grey Boards
	1	Office Chair
Room 1/17		
	6	Office Chair
	1	Computer
	1	Filing Cabinets
	1	Office Suite
	1	Desk
Security Station		
	1	1 Small Cabinet
	1	Office Chair
	1	Reception Desk
Gate House		
	1	Office Chair
	1	Stools
	3	Lockers
Room 1/25		
	1	Office Suite
	1	Office Chair
	1	Cupboard
	1	Table
Room 1/26		
	1	Office Suite
	1	Cupboard
	1	Chair
Room 1/27		
	2	Metal Cupboards
	1	Office Suite
	1	Desk
	2	Tables
	6	Office Chairs
	1	Computer
	1	Portable White Board
Room 1/28		
	4	Desks

Annexure A – Addendum to Deed of Sale: 30 May 2008

Factory		
Room	Qty	Description
S03		
	1	Table
	19	Plastic Chairs
	2	Grey Boards
	1	Wooden Stand
S07		
	24	Steel Lockers
S08		
	29	Steel Lockers
	2	Wooden Benches
	1	Clothing Stand
S09		
	19	Plastic Chairs
	1	Grey Boards
S10		
	1	Fridge
	1	Microwave
R 25		
	2	Wooden Benches
	38	Lockers
R 29		
	4	Wooden Benches
	29	Lockers
	2	Stands
Final Packing		
	4	Conveyor Belts
	4	Packing Tables
	7	Office Chairs
	4	Scales
	4	Cupboards
	4	Canisters
	3	Small Waste Bins
	2	Large Waste Bins
	2	Portable Trays
	1	Equipment Cupboard
	4	Utility Cupboards
Cleaning Equipment Store		
	1	Buff Machine
	3	Floor Applicators
		Misc Cleaning Items
		Misc Gardening Items
Sterilization		
		$44m^3$ sterilizer.
		two stage scrubber unit
		Control equipment

Annexure A – Addendum to Deed of Sale: 30 May 2008

Labs

Qty	Description
1	BARREL GAUGES AND TEST JIGS
1	GAS DETECTION PUMP
3	NICHIPET PIPETTE 100UL-IML/2.0-20UL/20-200UL W/FILTER
1	AIR SAMPLER RCS PLUS
2	3 PLACE HYD MANIFOLD PUMP VACUMN PRESSURE 220V
1	PARTICLE COUNTER 243A
1	MULTI BLOCK HEATER X20 HOLES -10mm/75mm
1	VORTEX MIXER VARIABLE SPEED
1	MULTI BLOCK : BIBETTE & STIRRER BIBBY CERAMIC TOP
1	MULTI BLOCK : BIBETTE & STIRRER BIBBY CERAMIC TOP
1	LAMINAR FLOW BENCH & STAND & DELIVERY
1	LAMINAR : STEAMBATH & DELIVERY
1	LAMINAR : LEVEL CONTROL / 6 RINGSETS & DELIVERY
1	MILLI-RO 12 PLUS SYSTEM
1	MILLI-Q PF SYSTEM WITH 60L RESERVOIR
1	INCUBATOR STD B6420
2	INCUBATOR STD B6120
1	CHROMATOGRAPH
1	MICROSCOPE DMLS/MECHSTAGE + ATTACHMENTS
1	AUTOCLAVE 220V/HZ
1	ICEMACHINE
1	ANALYTICAL BALANCE
1	ANALYTICAL BALANCE
1	Ph METER
1	LABOTEC 132 DEEP/B SS INS 34L
1	108 CIRCULAR AND BRIDGE THERMOSTAT
2	COOLING INCUBATOR WITH TEMPERATUE RECORDERS
2	STERISET COMPACT 220V / 50 H WITH FOOT STARTER
1	STERISET : COMPACT SYRINGE ACTUATOR
3	HAMILTON SYRINGE 1702RN, 25UL
2	HAMILTON SYRINGES : PRINTING PLATES 108X60 PM013 100X40 PM009
5	PAC III HYGIENE INSTRUMENT WITH BATTERY AND SENSOR
1	PARTICLE COUNTER : PRINTER
1	BALANCE MODEL AG204
1	MILLIPORE 10L S/S PRESS VESSEL COMPLETE,WITH STERIVEX FILTER
1	AUTOCLAVE JV85
2	SCALE-5KG SPACE COUNTING
2	AEG SANTO 3800KK FRIDGE & FREEZER
1	SUPER OVEN PLUS 2 S/S SHELVES+DIGITAL SETPOINT INCUBATOR
1	OVEN ECONOMY PLUS 2 SHELVES S/N
1	OVEN UNIVERSAL ULE500
1	FILTER HOLDER
2	THERMOMETER MERCURY -10/100C & 10/360C SUBDIV 0.5 CALIBRATED
1	AIR SAMPLER RCS PLUS: ADJ TRIPOD & INTERCHANGE HEAD
1	ROT VANE ANEMOM LCA6000VA
1	LF 500/R MATERIAL TESTING STATION
2	MICROSCOPE STEMI 2000-C
1	PRESSURE LEAKAGE TEST DEVICE
1	LAB FURNITURE: DRAWER & ASSEMBLY UNITS - GREY FINISH
1	LAB FURNITURE : UNITS/CHAIRS/TABLES/FITTINGS/TROLLEYS
1	LAB EQUIPMENT: API INDEX/ANALTYICAL PROF INDEX/PIPETTE ROTARY STAND
1	SPECIALISED LAB FURNITURE
1	FORMICA WORKTOP TABLE 2180X580
1	SET OF GRIPS FOR 10ML SYRINGE
1	VACCUM TEST RIG
1	PAC 111 HYGIENE INSTRUMENT
1	POWER SUPPLY UNIT PAC III
1	PAC III EQ SENSOR
1	GAUGE-2 JET AIR PLUG & RINGS :to measure 3ml BARREL

1	AIRTRONIC COLUMN - QC
1	COUNTING SCALE 5KG CAS SC05P
1	MICROMETER :543-250 MITUTOYO DIGITAL
1	METTLER TOLEDO BALANCE SCALE PG 203S
1	PRESSMATIC 2000 10-60ml DISPENSER (BIBBY)
1	VIDEO CAMERA : SONY COLOUR SSC-D18P CAPEX 006/99
1	VIDEO ADAPTER CX006/99
1	HUMIDITY CHAMBER - (STABILITY CHAMBER)
2	Computer
2	MICROSCOPE
3	Clip Gauge
3	Clip Jig
1	Material Tester
2	Vacuum Indicator
1	Pressure Tester
2	Ring Gauge
15	Plug Gauge
11	Ring Seals
5	Ring Clips
2	Vernier Caliper
14	Concentricity Jigs
4	Micrometers
5	Cone Gauge
1	Anemometer
2	Digital Thermometer
2	Autoclaves
3	Balances
1	Conductivity Meter
1	Depyrogenation Oven
1	Freezer
2	Refrigerators
1	Fume Cupboard
1	Heating Block
5	Incubators
1	Laminar Flow Cabinet
3	MicroPipettes
2	Ovens - Scientific Series
7	PAC Monitors
1	PARTICLE COUNTER
1	pH Meter
1	Spectrophotometer
2	Stop Watches
2	thermometers
1	Water Bath
1	Gas Supply
1	Glass thermometer
2	Recorders
12	ATTEST Incubators
1	400 litre Humidity Test Chamber
1	Set Mass Pieces
1	Biotest Air Sampler

1447

Annexure A – Addendum to Deed of Sale: 30 May 2008

Stores

	Description	Qty	U of M
Materials	Polypropylene	18,376	kgs
	Polyethylene	23,275	kgs
	Dispenser Trays	40,455	unit
	Nissho Needles	1,990,000	unit
	BD Needles	1,288,000	unit
	Film Base	4,800	m
	Top Web	160,800	m
	Foil thermal	11	rolls
	Hot Foil Stamping	1,747,670	m
	Angle Boards	400	unit
	Wooden Pallets	340	unit
	Dispenser Label	10,000	unit
	Labels	17,000	unit
	Bin Liners	4,600	unit
	Bellmark Ink	397	
	Ink Rollers	4	
	Ethylene Oxide Cylinder	1	
	Printing Ink Reservoir	1	
	Domino Wash	1	
Equipment	Tables	9	
	Trolleys	8	
	Desk	1	
	Chairs	8	
	Label Printers	3	
	Computer	1	
	Dixie Sealing rubbers	24	
	Cupboards	3	
	Hand Sealing Tapers	7	
	Trolley Jacks	1	
	Trolleys	26	
	Fork Lift	1	
	Reach Truck	1	
	Vacuum Pumps	2	
	Wheeled Trolleys	22	
	Vacuum Lifter	1	
	Supporting Rack	1	
	Baling Machine	2	
	Battery Chargers	1	
	Lifting Cage	1	
	Ladders	4	
	Aluminium Stand	1	
	Roto Cutter	1	
	Bag Sealer	1	
	Scales	2	
	Vacuum Cleaner	1	
	Stretch Wrapper Machine	1	

RMS

	1	Table
	2	Cupboards
	1	Computer
	1	Printer
	6	Office Chairs
Room 1/29		
	2	Desks
	2	Filing Cabinets
	3	Metal Cabinets
	1	Office Chair
	1	Computer Table
	1	Small Copier
	1	Fax Machine
Room 1/30		
	1	Office Suite
	2	Office Chairs
	1	Filing Cabinets
	3	Book Shelves
	1	Small Glass Cabinet
	1	White Board
	1	Small Cabinet
	1	Computer
	1	Printer
Room 1/31		
	1	Office Suite
	2	Chairs
	1	Side Table
	2	Small Cupboards
	1	Large Cupboards
	1	filing Cabinet
	1	Computer
	2	Printers
	1	Fax Machine
	1	Hat Stand
Room 1/32		
	1	Table
	1	Office Suite
	1	Computer
	1	Printer
	9	Office Chairs
Room 1/33		
	3	Small Cupboards
	1	Med. Cupboard
	1	Board Room Table
	14	Office Chairs
	1	Small TV
	1	Hat Stand
Room 1/34		
	1	Bar Fridge
	1	Bar Cupboard
	1	Table
	2	Large Cupboards
Room 1/35		
	1	Table
	6	Office Chairs
	1	Office Suite
	1	Large Cupboards
	1	Small Glass Cupboard
	1	Hat Stand
	1	Computer
Room 1/36		
	1	Office Suite
	1	Table
	1	Large Cupboards
	1	Small Cupboards
	7	Office Chairs
	1	Computer
	1	Hat Stand
	1	Small Glass Cupboard
Room 1/37		
	1	Office Suite
	2	Small Cupboards
	2	Large Cupboards
	2	Chairs
	1	Side Table
	2	Office Chairs
	1	Computer
	1	Printer
	1	Hat Stand
Motor	1	1997 Ford Husky Bravo 10 Seater bus

RMS

Resolution regarding Disposal of Assets – Addendum to Deed of Sale: 30 May 2008

It is hereby acknowledged that SUPERLANE 111 (PROPRIETARY) LIMITED ("the Purchaser") may use the services of Mr. G. P. den DAS in the disposal of movables as outlined in Annexure A of Addendum to Deed of Sale signed on the 30th May 2008.

THUS DONE and SIGNED at JOHANNESBURG on this 4TH day of JUNE 2008.

AS WITNESSES:

1. ________________

KOVAC INVESTMENTS 620 (PROPRIETARY) LIMITED
Registration Number 2003/019844/07
The SELLER represented by Kevin Eborall

2. ________________

THUS DONE and SIGNED at Stellenbosch on this 2nd day of June 2008.

AS WITNESSES:

1. ________________

2. ________________

The Purchaser represented by ROBERT HUTTON-SQUIRE

Exhibit 42

K+E

MEMORANDUM OF AGREEMENT

Between

GOLD FIELDS LIMITED

and

WESTERN AREAS LIMITED

and

FREE STATE DEVELOPMENT AND INVESTMENT CORPORATION LIMITED

and

GOLDRIDGE GOLD MINING COMPANY (PROPRIETARY) LIMITED

and

JCI LIMITED

and

JCI GOLD LIMITED

and

JCI INVESTMENT FINANCE (PROPRIETARY) LIMITED

and

JUBILEE PROSPECTORS LIMITED

and

RANDGOLD AND EXPLORATION COMPANY LIMITED

and

BARNATO EXPLORATION LIMITED

TABLE OF CONTENTS

1. Interpretation

1.1 Unless inconsistent with the context, the expressions set forth below shall bear the following meanings:

1.1.1 **"Act"** the Companies Act, No 61 of 1973, as amended;

1.1.2 **"Affiliate"** each entity of a specified entity which is directly or indirectly Controlled by the specified entity; and

1.1.2.1 each entity which directly or indirectly Controls the specified entity; and

1.1.2.2 each entity which is directly or indirectly Controlled by an entity referred to in 1.1.2.1;

1.1.3 **"Agreement"** this Agreement together with all the schedules and annexes hereto and any amendments hereto;

1.1.4 **"Barnex"** Barnato Exploration Limited, registration number 1988/003756/06, a private company incorporated in terms of the laws of the Republic of South Africa;

1.1.5 **"Business Day"** any day which is not a Saturday, Sunday or official public holiday in the Republic of South Africa;

1.1.6 **"Cardoville Rights"** the prospecting rights issued by the DME to WAL on 4 November 2005 for the prospecting areas listed in **Annexure A**;

1.1.7 **"Completion Date"** the third Business Day following the day on which all the Conditions Precedent have been fulfilled;

1.1.8 **"Conditions Precedent"** all of the conditions precedent set out in clause 9;

1.1.9 **"Confidentiality Agreement"** the confidentiality agreement entered into between the Parties (excluding Gold Fields) on 16 April 2007;

1.1.10 **"Contiguous Rights"** collectively and severally the Kalbasfontein rights, the WA4 rights, the Cardoville rights and the Wildebeestkuil rights;

1.1.11 **"Control/Controlled"** of an entity ("controlled entity") shall be deemed, without limiting the generality of the meaning of that word, to be held or acquired by each person (or persons acting in concert) which has or acquires –

1.1.11.1 the beneficial ownership of the majority in number of the shares in the controlled entities issued share capital; and/or

1.1.11.2 the power to cause an ordinary resolution to be passed by the controlled entity; and/or

1.1.11.3 the right or ability to appoint or remove, or veto the appointment or removal of, directors (or equivalent functionaries such as trustees of a trust) holding a majority of voting rights at meetings of the board of directors (or equivalent organ) of the controlled entity; and/or

the right or ability to direct or otherwise control the majority (or such lesser number as may nonetheless be likely, having regard to normal levels of attendance and representation at meetings of shareholders, to give such person (or persons acting in

concert) a de facto controlling vote at meetings of shareholders) of the votes attaching to the controlled entities issued shares;

1.1.12	"DME"	the Department of Minerals and Energy;
1.1.13	"FSD"	Free State Development and Investment Corporation Limited, registration number 1944/016931/04, a public company incorporated in accordance with the laws of the Republic of South Africa;
1.1.14	"Gold Fields"	Gold Fields Limited, registration number, 1968/004880/06, a public company incorporated in accordance with the laws of the Republic of South Africa;
1.1.15	"Goldridge"	Goldridge Gold Mining Company (Proprietary) Limited, registration number 1974/00333/07, a private company incorporated in accordance with the laws of the Republic of South Africa;
1.1.16	"JCI"	JCI Limited, registration number 1894/000854/06, a public company incorporated in accordance with the laws of the Republic of South Africa;
1.1.17	"JCI Gold"	JCI Gold Limited, registration number 1998/005215/06, a public company incorporated in accordance with the laws of the Republic of South Africa, and a shareholder in FSD;
1.1.18	"JCF"	JCI Investment Finance (Proprietary) Limited, registration number 2005/021440/07, a private company

incorporated in accordance with the laws of the Republic of South Africa;

1.1.19	**"Jubilee"**	Jubilee Prospectors Limited, registration number 1960/001921/06, a public company incorporated in accordance with the laws of the Republic of South Africa;
1.1.20	**"JCI Group"**	JCI, its subsidiaries and its Affiliates as at the Signature Date;
1.1.21	**"Kalbasfontein rights"**	the prospecting rights issued by the DME to WAL on 9 May 2006 for the areas listed in **Annexure B**;
1.1.22	**"Long Stop Date"**	31 October 2007;
1.1.23	**"Parties/Party"**	the parties to this Agreement or any one of them, as the case may be;
1.1.24	**"Person"** or **"person"**	includes a natural person, company, close corporation or other juristic person or corporate entity, charity, partnership, trust, joint venture, syndicate or other association of persons or entities;
1.1.25	**"Prime Rate"**	the publicly quoted rate of interest, compounded monthly in arrears and calculated on a 365 day year irrespective of whether or not the year is a leap year, from time to time published by Absa Bank Limited as being its prime overdraft rate, as certified by any manager of that bank whose appointment and designation it will not be necessary to prove;
1.1.26	**"Randgold"**	Randgold and Exploration Company Limited, registration number 1992/005642/06, a public company incorporated in accordance with the laws of

		the Republic of South Africa, and a shareholder in FSD;
1.1.27	**"Randgold Group"**	Randgold and its subsidiaries and Affiliates as at the Signature Date;
1.1.28	**"Signature Date"**	the date of last signature of this Agreement, provided that all Parties have signed it;
1.1.29	**"Tax Invoice"**	a tax invoice as defined in terms of the Value-Added Tax Act of 1991;
1.1.30	**"Transaction"**	the transaction contemplated in this Agreement;
1.1.31	**"WA4 rights"**	the prospecting rights issued by the DME to WAL on 9 May 2005 for the prospecting areas listed in **Annexure C**;
1.1.32	**"WAL"**	Western Areas Limited, registration number 1959/003209/06, a public company incorporated in accordance with the laws of the Republic of South Africa, and a shareholder in WAP;
1.1.33	**"WAP"**	Western Areas Prospecting (Proprietary) Limited (previously Harrinook Investments (Proprietary) Limited), registration number 2005/033735/07, a private company incorporated in accordance with the laws of the Republic of South Africa;
1.1.34	**"Wildebeestkuil rights"**	the prospecting rights issued by the DME to WAL on 6 March 2007 for the prospecting areas listed in **Annexure D** hereto.

1.2 In this Agreement, except where the context otherwise requires or is otherwise expressly stipulated:

1.2.1 words denoting any one gender shall include the other gender and words denoting the singular shall include the plural and vice versa;

1.2.2 a reference to:

1.2.2.1 a **"subsidiary"** or **"holding company"** shall be construed in accordance with section 1 of the Act;

1.2.2.2 any statutory provision includes a reference to the statutory provision as modified or re-enacted or both from time to time;

1.2.3 where any payment falls due or any other obligation falls to be performed on a day which is not a Business Day, then such payment shall be made or such obligation performed on the next succeeding Business Day.

1.3 The headings in this Agreement are for ease of reference only and shall not affect the interpretation of this Agreement.

1.4 Any substantive provision conferring rights or imposing obligations on any Party in the interpretation clause shall be given effect to as if it were a substantive provision in the body of the Agreement.

1.5 Words and expressions defined in any clause shall, unless the application of any such word or expression is specifically limited to that clause, bear the meaning assigned to such word or expression throughout this Agreement.

1.6 No provision herein shall be construed against or interpreted to the disadvantage of any Party by reason of such Party having or being deemed to have structured, drafted or introduced such provision.

1.7 The *eiusdem* generis rule shall not apply and whenever the terms "including" is used followed by specific examples, such examples shall not be construed so as to limit the meaning of that term.

1.8 Unless specifically otherwise provided, any number of days prescribed shall be determined by excluding the first and including the last day, unless

the last day falls on a day which is not a Business Day, in which case the last day shall be the next Business Day.

1.9 This Agreement incorporates the schedules and appendices hereto, which schedules and appendices shall have the same force and effect as if set out in the body of this Agreement. In this Agreement, the words "clause", "appendix" and "schedule" refer to clauses, appendices and schedules to this Agreement.

2. Introduction

2.1 WAL acquired and holds the Contiguous Rights.

2.2 Goldridge wishes to relinquish any right, title and interest directly or indirectly which it may have in or to the Contiguous Rights.

2.3 FSD wishes to relinquish any right, title and interest directly or indirectly which it may have in or to the Contiguous Rights.

2.4 Randgold Group, JCI Group and Jubilee will as a result of Goldridge and FSD relinquishing all their right, title and interest which they may have in or to the Contiguous Rights lose any indirect interest which they may have in or to the Contiguous Rights.

2.5 In consideration for the Parties referred to in clauses 2.1 to 2.4 agreeing to relinquish any direct or indirect right, title and interest which they may have in and to the Contiguous Rights, and thereby securing these rights for WAL, WAL will pay certain consideration as more fully set out in clause 6.

2.6 This Agreement records the Parties' agreement to the implementation of the Transaction to give effect to what is contained in clauses 2.1 to 2.5.

3. General warranties and undertakings

3.1 **WAL**

WAL represents and warrants to and in favour of each of the other Parties that:

3.1.1 it has obtained the necessary board approval to enter into this Agreement, and perform it's obligations under this Agreement;

3.1.2 it has duly authorised, executed and delivered this Agreement and this Agreement constitutes its legal, valid and binding obligations, enforceable against it in accordance with its terms, except as the enforceability thereof may be limited by applicable bankruptcy, insolvency, or other similar laws affecting creditors' rights generally; and

3.1.3 its entering into and compliance with the terms and conditions of this Agreement does not and will not result in a breach of any agreement to which it is a party, nor violate or conflict with any law, rule or regulation applicable to it, any provision of its constitutional documents, any order or judgment of any court or any agency or governmental body applicable to it or any contractual obligation or restriction binding on or affecting it.

3.2 **FSD**

FSD represents and warrants to and in favour of each of the other Parties that:

3.2.1 it has obtained the necessary board and shareholder approvals to enter into this Agreement, and perform its obligations under this Agreement;

3.2.2 it has duly authorised, executed and delivered this Agreement and this Agreement constitutes its legal, valid and binding obligations, enforceable against it in accordance with its terms, except as the enforceability thereof may be limited by applicable bankruptcy, insolvency, or other similar laws affecting creditors' rights generally; and

3.2.3 its entering into and compliance with the terms and conditions of this Agreement does not and will not result in a breach of any agreement to which it is a party, nor violate or conflict with any law, rule or regulation applicable to it, any provision of its constitutional documents, any order or judgment of any court or any agency or governmental body applicable to it or any contractual obligation or restriction binding on or affecting it.

3.3 **Goldridge**

Goldridge represents and warrants to and in favour of each of the other Parties that:

3.3.1 it has obtained the necessary board and shareholder approvals to enter into this Agreement, and perform it's obligations under this Agreement;

3.3.2 it has duly authorised, executed and delivered this Agreement and this Agreement constitutes its legal, valid and binding obligations, enforceable against it in accordance with its terms, except as the enforceability thereof may be limited by applicable bankruptcy, insolvency, or other similar laws affecting creditors' rights generally; and

3.3.3 its entering into and compliance with the terms and conditions of this Agreement does not and will not result in a breach of any agreement to which it is a party, nor violate or conflict with any law, rule or regulation applicable to it, any provision of its constitutional documents, any order or judgment of any court or any agency or governmental body applicable to it or any contractual obligation or restriction binding on or affecting it.

3.4 **JCI**

JCI represents and warrants to and in favour of each of the other Parties that:

3.4.1 it has obtained the necessary board approval to enter into this Agreement, and perform it's obligations under this Agreement;

3.4.2 it has duly authorised, executed and delivered this Agreement and this Agreement constitutes its legal, valid and binding obligations, enforceable against it in accordance with its terms, except as the enforceability thereof may be limited by applicable bankruptcy, insolvency, or other similar laws affecting creditors' rights generally; and

3.4.3 its entering into and compliance with the terms and conditions of this Agreement does not and will not result in a breach of any agreement to which it is a party, nor violate or conflict with any law, rule or regulation applicable to it, any provision of its constitutional documents, any order or

judgment of any court or any agency or governmental body applicable to it or any contractual obligation or restriction binding on or affecting it.

3.5 **JCI Gold**

JCI Gold represents and warrants to and in favour of each of the other Parties that:

3.5.1 it has obtained the necessary board and shareholder approvals to enter into this Agreement, and perform it's obligations under this Agreement;

3.5.2 it has duly authorised, executed and delivered this Agreement and this Agreement constitutes its legal, valid and binding obligations, enforceable against it in accordance with its terms, except as the enforceability thereof may be limited by applicable bankruptcy, insolvency, or other similar laws affecting creditors' rights generally; and

3.5.3 its entering into and compliance with the terms and conditions of this Agreement does not and will not result in a breach of any agreement to which it is a party, nor violate or conflict with any law, rule or regulation applicable to it, any provision of its constitutional documents, any order or judgment of any court or any agency or governmental body applicable to it or any contractual obligation or restriction binding on or affecting it.

3.6 **JCI Investment**

JCI Investment represents and warrants to and in favour of each of the other Parties that:

3.6.1 it has obtained the necessary board and shareholder approvals to enter into this Agreement, and perform it's obligations under this Agreement;

3.6.2 it has duly authorised, executed and delivered this Agreement and this Agreement constitutes its legal, valid and binding obligations, enforceable against it in accordance with its terms, except as the enforceability thereof may be limited by applicable bankruptcy, insolvency, or other similar laws affecting creditors' rights generally; and

3.6.3 its entering into and compliance with the terms and conditions of this Agreement does not and will not result in a breach of any agreement to

which it is a party, nor violate or conflict with any law, rule or regulation applicable to it, any provision of its constitutional documents, any order or judgment of any court or any agency or governmental body applicable to it or any contractual obligation or restriction binding on or affecting it.

3.7 **Jubilee**

Jubilee represents and warrants to and in favour of each of the other Parties that:

3.7.1 it has obtained the necessary board and shareholder approvals to enter into this Agreement, and perform it's obligations under this Agreement;

3.7.2 it has duly authorised, executed and delivered this Agreement and this Agreement constitutes its legal, valid and binding obligations, enforceable against it in accordance with its terms, except as the enforceability thereof may be limited by applicable bankruptcy, insolvency, or other similar laws affecting creditors' rights generally; and

3.7.3 its entering into and compliance with the terms and conditions of this Agreement does not and will not result in a breach of any agreement to which it is a party, nor violate or conflict with any law, rule or regulation applicable to it, any provision of its constitutional documents, any order or judgment of any court or any agency or governmental body applicable to it or any contractual obligation or restriction binding on or affecting it.

3.8 **Randgold**

Randgold represents and warrants to and in favour of each of the other Parties that:

3.8.1 it has obtained the necessary board approval to enter into this Agreement, and perform it's obligations under this Agreement;

3.8.2 it has duly authorised, executed and delivered this Agreement and this Agreement constitutes its legal, valid and binding obligations, enforceable against it in accordance with its terms, except as the enforceability thereof may be limited by applicable bankruptcy, insolvency, or other similar laws affecting creditors' rights generally; and

3.8.3 its entering into and compliance with the terms and conditions of this Agreement does not and will not result in a breach of any agreement to which it is a party, nor violate or conflict with any law, rule or regulation applicable to it, any provision of its constitutional documents, any order or judgment of any court or any agency or governmental body applicable to it or any contractual obligation or restriction binding on or affecting it.

3.9 **Barnex**

Barnex represents and warrants to and in favour of each of the other Parties that:

3.9.1 it has obtained the necessary board and shareholder approvals to enter into this Agreement, and perform it's obligations under this Agreement;

3.9.2 it has duly authorised, executed and delivered this Agreement and this Agreement constitutes its legal, valid and binding obligations, enforceable against it in accordance with its terms, except as the enforceability thereof may be limited by applicable bankruptcy, insolvency, or other similar laws affecting creditors' rights generally; and

3.9.3 its entering into and compliance with the terms and conditions of this Agreement does not and will not result in a breach of any agreement to which it is a party, nor violate or conflict with any law, rule or regulation applicable to it, any provision of its constitutional documents, any order or judgment of any court or any agency or governmental body applicable to it or any contractual obligation or restriction binding on or affecting it.

3.10 **Gold Fields**

Gold Fields represents and warrants to and in favour of each of the other Parties that WAL will be a wholly owned subsidiary of Gold Fields on the Completion Date. To the extent that it transpires that this warranty will not be true Gold Fields will be obliged to guarantee the obligations of WAL in terms of this Agreement.

3.11 **time of and reliance on representations and warranties**

3.11.1 The representations and warranties given in clause 3 by the relevant Parties ("**the Warrantors**") are given as at the Signature Date, the Completion Date and over the period between those dates.

3.11.2 Each of the Warrantors:

3.11.2.1 acknowledges that each representation and warranty given by it in terms of clause 3 is a separate representation and warranty which induced the other Parties to enter into this Agreement; and

3.11.2.2 acknowledges that the other Parties rely on the representations and warranties given by it in terms of clause 3 in entering into this Agreement; and

3.11.2.3 warrants that the warranties given by it in terms of clause 3 are true and correct in all material respects.

4. **Transaction**

With effect from the Completion Date and subject to WAL complying with its obligations in terms of clause 8.2:

4.1 Goldridge relinquishes any right, title and interest directly or indirectly which it may have in and to the Contiguous Rights.

4.2 FSD relinquishes any right, title and interest directly or indirectly which it may have in and to the Contiguous Rights.

4.3 Randgold Group, JCI Group, Jubilee and JCI Investment agree that as a result of Goldridge and FSD relinquishing all their right, title and interest which they may have in or to the Contiguous Rights, Randgold Group and JCI Group lose their alleged indirect interest in or to the Contiguous Rights.

5. **Consideration**

5.1 In consideration for FSD relinquishing any right, title and interest in or to the Contiguous Rights and as far as WAL is concerned, WAL securing these

rights, WAL will on the Completion Date transfer its 36% shareholding in Goldridge to FSD for R1,00 (One Rand).

5.2 After FSD has become the sole shareholder of Goldridge as provided for in clause 5.1, then in consideration for Goldridge relinquishing any right, title and interest which it may have in and to the Contiguous Rights and as far as WAL is concerned, WAL securing these rights, WAL will on the Completion Date after FSD has become the sole shareholder of Goldridge pay Goldridge the sum of R400 million, which sum will be apportioned as follows:

5.2.1 Kalbasfontein Rights – R390 million less One Rand;

5.2.2 Cardoville Rights – R5 million;

5.2.3 WA4 Rights – R5 million;

5.2.4 Wildebeestkuil Rights – R1.00 (One Rand)

5.3 The sum in clause 5.2 is exclusive of value added tax.

5.4 Any portion of the consideration not paid on due date will bear interest at the Prime Rate, compounded monthly in arrears, calculated from and including the due date for payment to but excluding the date of actual payment, and such interest will be paid simultaneously with the overdue portion of the consideration.

5.5 All payments to be made by WAL in terms of this Agreement will be made by way of electronic transfer of immediately available and freely transferable funds to such account or accounts as Goldridge may designate in writing at least 2 Business Days prior to the Completion Date. All payments will be made free of any deduction or set-off whatsoever, in the currency of the Republic of South Africa.

6. Warranties

6.1 FSD warrants that:

6.1.1 no person has any right, including any option or right of first refusal or pre-emption or any other right, to at any time acquire any of the shares it owns in Goldridge and the shares are unencumbered;

6.1.2 it holds 64 ordinary shares in Goldridge;

6.1.3 to the best of its knowledge and belief Goldridge is not under any obligation whether contingent or not to:

6.1.3.1 issue any shares or debentures to any person;

6.1.3.2 create or issue any securities or debentures;

6.1.3.3 increase or reduce its capital;

6.1.3.4 buy back any shares;

6.1.3.5 alter its memorandum or articles of association; or

6.1.3.6 vary any rights attaching to its shares or debentures;

6.1.4 to the best of its knowledge and belief the issued share capital of Goldridge is 100 ordinary shares;

6.1.5 to the best of its knowledge and belief no person has any right, including any option or right of first refusal or pre-emption or any other right in respect of the Contiguous Rights;

6.1.6 after the Transaction has been implemented it will have no further right, title or interest directly or indirectly in or to the Contiguous Rights and to the best of its knowledge and belief nor will any third party.

6.2 JCI Group, JCI Gold, JCI Investment Finance, Jubilee and Barnex (as part of the JCI Group) and Randgold Group warrant that after the Transaction has been implemented they will have no further right, title or interest in or to the Contiguous Rights and to the best of their knowledge and belief nor will any third party.

6.3 Randgold, Jubilee and JCI Gold warrant that they are the only beneficial shareholders in FSD and Ms B.E. Morton and Messrs P.H. Gray, K.R. Eborall and S.C. Cavanagh are nominee shareholders only.

6.4 Goldridge warrants that its total issued share capital is R100 and that after the Transaction has been implemented it will have no further right, title or interest directly or indirectly in or to the Contiguous Rights and to the best of its knowledge and belief nor will any third party.

6.5 The warranties set out above will be given as at the Signature Date, and as at the Completion Date, and over the periods between those dates.

6.6 Each warranty shall, unless the contrary is proved, be deemed to be a representation of fact inducing the relevant Parties to enter into the Agreement.

6.7 Each warranty shall be deemed to be material unless the contrary is proved.

6.8 Insofar as any warranty is promissory or relates to a future event, it shall be deemed to have been given as at the date of fulfilment of the promise or the happening of the event, as the case may be.

6.9 Each warranty shall be a separate warranty and in no way limited or restricted by any reference to or inference from the terms of any other warranty.

6.10 All facts and circumstances which are in either FSD, JCI, JCI Gold, JCI Investment Finance, Jubilee or Randgold's reasonable opinion material to this transaction have been disclosed by either FSD, JCI, JCI Gold, JCI Investment Finance, Jubilee or Randgold to WAL.

7. Mechanics of the Transaction

The Transaction will be implemented in the following sequence:

7.1 as provided for in clause 5.1, FSD will become the sole shareholder of Goldridge;

7.2 after FSD has become the sole shareholder of Goldridge as provided for in clause 5.1, Goldridge will relinquish any right, title and interest which it may have in and to the Contiguous Rights and WAL will make payment of R400 million to Goldridge as provided for in clause 5.2;

7.3 The effective date of the Transaction will be the Completion Date;

8. Closing

On the Completion Date representatives of the Parties shall meet at 10h00 at the offices of Mervyn Taback Inc. ("Tabacks") in Johannesburg, at which meeting:

8.1 WAL will hand to Tabacks on behalf of FSD.

8.1.1 original share certificate/s in respect of its 36% shareholding in Goldridge (**"the Goldridge Shares"**);

8.1.2 a share transfer form in respect of the Goldridge Shares duly completed and signed but in blank as to the transferee;

8.1.3 a certified copy of a resolution of directors of WAL:

8.1.3.1 noting the resignation of Steve Tainton as a director ;

8.1.3.2 authorising and approving the sale and transfer of the Goldridge Shares pursuant to this Agreement;

8.1.4 the written resignations of any directors of Goldridge that were such up to the Completion Date and were nominated by WAL.

8.2 Tabacks will hand to WAL a tax invoice from Goldridge for the consideration referred to in clause 5.2 together with value added tax on such consideration.

8.3 WAL will pay to Goldridge the consideration referred to in clause 5.2 together with value added tax on such consideration.

9. Conditions Precedent

9.1 This Agreement is subject to the fulfilment or waiver (where waiver is possible) of all of the following conditions by the Long Stop Date.

9.1.1 the approval by the JSE Limited of any documentation which has to be submitted to it pursuant to this Agreement;

9.1.2 Investec Bank Limited confirming to WAL in writing that its consent to the Transaction is not required or, if required, confirming that it consents to the Transaction;

9.1.3 the withdrawal by Goldridge and/or FSD and/or any other company in the JCI Group or the Randgold Group of any objection or other proceedings to the registration of Prospecting Rights in respect of the areas listed in Annex "E" in WAP's name;

9.1.4 the shareholders of JCI approving the Transaction at a general meeting of the company;

9.1.5 the shareholders of Randgold approving the Transaction at a general meeting of the company.

9.2 The conditions in clauses 9.1.2 and 9.1.3 are for the benefit of WAL which shall be entitled to waive the requirement for fulfilment thereof by notice in writing to all the other Parties to be given prior to the Long Stop Date. The remaining conditions, if capable of being waived may only be waived by written agreement of all the Parties prior to the Long Stop Date.

9.3 Each Party shall after the Signature Date (to the extent that it is within in its power to do so) use reasonable endeavours to procure the fulfilment of the Conditions Precedent by the Long Stop Date.

9.4 The period for fulfilment of the Conditions Precedent (ie the Long Stop Date) may be extended by written agreement amongst all the Parties.

9.5 This Agreement shall terminate if all of the Conditions Precedent are not fulfilled or waived (where waiver is possible) on or before the Long Stop Date.

10. **Co-operation**

10.1 The Parties shall at all times co-operate and consult with each other insofar as may be reasonably necessary in order to procure the implementation of this Agreement and the Transaction.

10.2 Each of the Parties undertakes, on request, to use all reasonable endeavours to assist each of the other Parties in obtaining all necessary consents, and approvals that may be appropriate in relation to the Transaction.

10.3 The Parties shall at all times co-operate with each other for the purposes of doing, as quickly as possible, all things necessary to further progress, negotiate and implement the Transaction.

11. **Breach**

11.1 If any Party or Parties ("the Defaulting Party/Defaulting Parties") breaches any provision of this Agreement and remains in breach for 14 days after receipt of written notice from any other Party ("the Aggrieved Party") requiring it to rectify the breach, the Aggrieved Party which gave the notice shall be entitled at its option and without prejudice to any other rights that it may have at law.

11.1.1 to uphold the Agreement against the Defaulting Party/Defaulting Parties and sue for specific performance of the Defaulting Party/Defaulting Parties' obligations to it under this Agreement, with or without any claim for damages; and/or

11.1.2 to uphold the Agreement and sue for damages; and/or to cancel this Agreement in relation to the Defaulting Party/Defaulting Parties in which case written notice of the cancellation shall be given to the Defaulting Party/Defaulting Parties and the cancellation shall take effect on the giving of the notice.

12. Arbitration

12.1 separate, divisible agreement

This clause is a separate, divisible agreement from the rest of this Agreement and shall:

12.1.1 not be or become void, voidable or unenforceable by reason only of any alleged misrepresentation, mistake, duress, undue influence, impossibility (initial or superve ning), illegality, immorality, absence of consensus, lack of authority or other cause relating in substance to the rest of this Agreement and not to this clause (the Parties intend that any such issue shall be subject to arbitration in terms of this clause);

12.1.2 remain in effect even if this Agreement terminates or is cancelled.

12.2 disputes subject to arbitration

Any dispute arising out of or in connection with this Agreement or the subject matter of this Agreement including, without limitation, any dispute concerning:

12.2.1 the existence of this Agreement apart from this clause;

12.2.2 the interpretation and effect of this Agreement;

12.2.3 the Parties' respective rights or obligations under this Agreement;

12.2.4 the rectification of this Agreement;

12.2.5 the breach, termination or cancellation of this Agreement or any matter arising out of the breach, termination or cancellation;

12.2.6 damages in delict, compensation for unjust enrichment or any other claim, whether or not the rest of this Agreement apart from this clause is valid and enforceable;

shall be decided by arbitration as set out in this clause.

12.3 **urgent relief**

This clause shall not preclude any Party from obtaining interim relief on an urgent basis from a court of competent jurisdiction pending the decision of the arbitrator.

12.4 **appointment of arbitrator**

12.4.1 The Parties to the dispute shall agree on the arbitrator who shall be an attorney or advocate (or in the case of any financial dispute, a chartered accountant), with 10 years or more experience as such, on the panel of arbitrators of the Arbitration Foundation of Southern Africa ("AFSA"). If agreement is not reached within 5 days after either Party in writing calls for agreement, the arbitrator shall be an attorney, advocate, or chartered accountant, with 10 years or more experience as such in a predominately commercial practice, nominated by the Registrar of AFSA for the time being.

12.4.2 The request to nominate an arbitrator shall be in writing outlining the claim and any counterclaim of which the Party concerned is aware and, if desired, suggesting suitable nominees for appointment, and a copy shall be furnished to the other Party who may, within 7 days, submit written comments on the request to the addressor of the request.

12.5 **venue and period for completion of arbitration**

The arbitration shall be held in Johannesburg and the Parties shall endeavour to ensure that it is completed within 90 days after notice requiring the claim to be referred to arbitration is given.

12.6 **Arbitration Act - rules**

The arbitration shall be governed by the Arbitration Act 1965 or any replacement Act and shall take place in accordance with the Commercial Arbitration Rules of AFSA.

13. Miscellaneous matters

13.1 addresses and notices

The Parties chose as their *domicilia citandi et executandi* for all purposes under this Agreement, whether in respect of court process, notices or other documents or communications of whatsoever nature, the following addresses:

13.1.1 **Gold Fields Limited**

Physical Address:	24 St Andrews Road Parktown 2139
Facsimile:	(011) 484 0626
Marked for the attention of :	The Company Secretary

13.1.2 **Western Areas Limited**

Physical Address:	24 St Andrews Road Parktown 2139
Facsimile:	(011) 484 0626
Marked for the attention of :	The Company Secretary

13.1.3 **Free State Development and Investment Corporation Limited**

Physical Address:	28 Harrison Street Johannesburg 2001
Facsimile:	(011) 492 1070
Marked for the attention of :	The Company Secretary

13.1.4 **Goldridge Gold Mining Company (Proprietary) Limited**

Physical Address:	28 Harrison Street Johannesburg 2001
Facsimile:	(011) 492 1070
Marked for the attention of :	The Company Secretary

13.1.5 **JCI Limited**

Physical Address:	28 Harrison Street Johannesburg 2001
Facsimile:	(011) 492 1070
Marked for the attention of :	The Company Secretary

13.1.6 **JCI Gold Limited**

Physical Address:	28 Harrison Street Johannesburg 2001
Facsimile:	(011) 492 1070
Marked for the attention of :	The Company Secretary

13.1.7 **JCI Investment Finance (Pty) Ltd**

Physical Address:	28 Harrison Street Johannesburg 2001
Facsimile:	(011) 492 1070
Marked for the attention of :	The Company Secretary

13.1.8 **Jubilee Prospectors Limited**

Physical Address:	28 Harrison Street Johannesburg 2001
Facsimile:	(011) 492 1070
Marked for the attention of :	The Company Secretary

13.1.9 **Randgold and Exploration Company Limited**

Physical Address:	28 Harrison Street Johannesburg 2001
Facsimile:	(011) 492 1070
Marked for the attention of :	The Company Secretary

13.1.10 **Barnex (Proprietary) Limited**

Physical Address:	28 Harrison Street Johannesburg 2001
Facsimile:	(011) 492 1070
Marked for the attention of :	The Company Secretary

13.2 **entire contract**

This Agreement constitutes the entire contract between the Parties with regard to the matters dealt with in this Agreement and no representations, terms, conditions or warranties in respect of the matters dealt with in this Agreement not contained in this Agreement shall be binding on the Parties.

13.3 **variations and cancellation**

No Agreement varying, adding to, deleting from or cancelling this Agreement shall be effective unless reduced to writing and signed by or on behalf of the Parties.

13.4 **indulgences**

No indulgence granted by any Party to any other Party or Parties shall constitute a waiver of any of that Party's rights under this Agreement; accordingly, that Party shall not be precluded, as a consequence of having granted such indulgence, from exercising any rights against the other Party or Parties which may have arisen in the past or which may arise in the future.

13.5 **cession**

Save as provided for in 13.10 no Party may cede all or any of that Party's rights or delegate all or any of that Party's obligations under this Agreement without the prior written consent of each of the other Parties.

13.6 **submission to jurisdiction**

The Parties irrevocably submit to the non-exclusive jurisdiction of the Witwatersrand Local Division of the High Court of South Africa (or its successor) for the purposes of obtaining the interim relief referred to in 12.3.

13.7 **governing law**

This Agreement shall be governed by and interpreted in accordance with the laws of South Africa.

13.8 **costs**

13.8.1 Each Party shall bear that Party's own legal costs of and incidental to the negotiation, preparation, settling, signing and implementation of this Agreement.

13.8.2 Any costs, including attorney and own client costs, incurred by a Party arising out of a breach by another Party shall be borne by the Party in breach.

13.9 **counterparts**

This Agreement may be executed in a number of counterparts and by different Parties hereto in separate counterparts, each of which so executed, shall be deemed to be an original and all of which, when taken together, shall constitute one and the same agreement.

13.10 **Nomination**

WAL shall be entitled at any time prior to the Completion Date to nominate WAP as a party to this Agreement in its stead on the following terms and conditions:-

13.10.1 the nomination shall be exercised by notice in writing to WAP and the other Parties;

13.10.2 WAP shall adopt, if necessary, the required resolution accepting such nomination and agreeing to be bound by all the terms and conditions contained herein;

13.10.3 WAP shall by notice in writing to all the Parties accept its nomination as a Party and bind itself as a Party to this Agreement as if it were a signatory hereto; and

13.10.4 WAL shall be released from its obligations and have no rights, save that WAL shall be deemed to have bound in favour of the other Parties itself as guarantor, guaranteeing the due, proper and punctual compliance by WAP of its obligations in terms of this Agreement, hereby renouncing the benefits of excussion, division and no value received with the full meaning of which it declares itself to be acquainted.

failing which WAL shall remain bound by all the terms and conditions contained herein.

Signed at JOHANNESBURG on 24 JULY 2007.

for **Gold Fields Limited**

....
duly authorised

....
duly authorised

Signed at JOHANNESBURG on 24 JULY 2007.

for **Western Areas Limited**

....
duly authorised

....
duly authorised

Signed at Johannesburg on 26 July 2007.

for **Free State Development and Investment Corporation Limited**

....
duly authorised

....
duly authorised

Signed at Johannesburg on 26 July 2007.

for **Goldridge Gold Mining Company (Proprietary) Limited**

....
duly authorised

....
duly authorised

Signed at Johannesburg on 26 July 2007.

for **JCI Limited**

....
duly authorised

....
duly authorised

Signed at Johannesburg on 26 July 2007.

for JCI Gold Limited

....
duly authorised

....
duly authorised

Signed at Johannesburg on 26 July 2007.

for JCI Investment Finance (Proprietary) Limited

....
duly authorised

....
duly authorised

Signed at Johannesburg on 26 July 2007.

for Jubilee Prospectors Limited

....
duly authorised

....
duly authorised

Signed at Johannesburg on 26 July 2007.

for Randgold and Exploration Company Limited

....
duly authorised

....
duly authorised

Signed at Johannesburg on 26 July 2007.

for Barnex (Proprietary) Limited

....
duly authorised

....
duly authorised

Annexure A

Cardoville Prospecting Rights

FOCHVILLE WEST & EAST PROJECT

PROSPECTING RIGHT
WITH DEPARTMENT OF MINERALS AND ENERGY, GAUTENG REGION
REFERENCE NO GP 30/5/1/1/2 (56) PR
EXECUTED ON 04.11.05 AND VALID FOR 5 YEARS

REF	FARM	REGISTRATION DIVISION	PORTION	AREA (HECTARES)
1	Cardoville 358	IQ	Mineral Area 3 on Portion 3	76.1623
2	Cardoville 358	IQ	Mineral Area 1 on Portion 1	43.7201
3	Cardoville 358	IQ	Portion 2	52.8842
4	Cardoville 358	IQ	Portion 4	75.5954
5	Cardoville 358	IQ	Remaining Extent	127.3952
	Area for CARDOVILLE 358 IQ in Ha			375.7571
6	Cardoville 364	IQ	Remaining Extent of Portion 1	321.211
7	Cardoville 364	IQ	Portion 9 of 3 (Now portion of 11)	103.9578
7	Cardoville 364	IQ	Portion 10 of 5 (Now portion of 11)	69.1629
8	Cardoville 364	IQ	Remaining Extent of Portion 3	358.1697
9	Cardoville 364	IQ	Remaining Extent of Portion 5 of 3	139.4112
10	Cardoville 364	IQ	Portion 4 of 3	2.5696
	Area for CARDOVILLE 364 IQ in Ha			994.4822
11	Doornpoort 347	IQ	Portion 51 of 21	30.6116
	Area for DOORNPOORT 347 IQ in Ha			30.6116
12	Droogeheuvel 521	IQ	Portion 10 of 5	40.6924
13	Droogeheuvel 521	IQ	Remaining Extent	117.1551
14	Droogeheuvel 521	IQ	Portion 2	362.3287
	Area for DROOGEHEUVEL 521 IQ in Ha			520.1762
15	Elandsfontein 144	IQ	Portion 12 of 6	176.6954
16	Elandsfontein 144	IQ	Portion 10 of 5	176.6926
	Area for ELANDSFONTEIN 144 IQ in Ha			353.388
17	Foch 150	IQ	Portion 3	66.4098
18	Foch 150	IQ	Portion 6 of 4	29.9786
REF	FARM	REGISTRATION DIVISION	PORTION	AREA (HECTARES)
19	Foch 150	IQ	Remaining Extent of Portion 4	55.6746
20	Foch 150	IQ	Portion 13 of 5	13.9612

1485 / 11

	Area for FOCH 150 IQ in Ha			166.0242
21	Kraalkop 147	IQ	Remaining Extent of Portion 11 of 2	205.8168
21	Kraalkop 147	IQ	Portion 35 of 11	21.9708
22	Kraalkop 147	IQ	Portion 16 of 11	89.5076
23	Kraalkop 147	IQ	Remaining Extent of Portion 10 of 2	330.5128
	Area for KRAALKOP 147 IQ in Ha			647.8080
24	Leeuwspruit 148	IQ	Portion 5 of 1	332.2351
	Area for LEEUWSPRUIT 148 IQ in Ha			332.2351
25	Rietfontein 519	IQ	Portion 17 of 4	108.6559
26	Rietfontein 519	IQ	Remaining Extent of Portion 4	108.9537
27	Rietfontein 519	IQ	Remaining Extent of Portion 8 and Portion 21 of 8 (Now Portion 8 of 1)	245.4964
28	Rietfontein 519	IQ	Portion 18 of 4	107.9963
29	Rietfontein 519	IQ	Remaining Extent of Portion 1	245.1738
30	Rietfontein 519	IQ	Portion 16 of 4	171.3064
	Area for RIETFONTEIN 519 IQ in Ha			987.5825
31	Springbokkraal 359	IQ	Portion 1	133.6190
	Area for SPRINGBOKKRAAL 359 IQ in Ha			133.6190
32	Wildebeestkuil 360	IQ	Portion 1	209.5834
33	Wildebeestkuil 360	IQ	Remaining Extent	12.3369
34	Wildebeestkuil 360	IQ	Mineral Area 2 on 18	211.2965
35	Wildebeestkuil 360	IQ	Mineral Area 3 of 18 (on 17 of 5)	14.2298
36	Wildebeestkuil 360	IQ	Portion 7	229.5977
37	Wildebeestkuil 360	IQ	Portion 2	209.5834
	Area for WILDEBEESTKUIL 360 IQ in Ha			886.6277
	Total for Project Area EAST			5428.3116
38	Kaalplaats 394	IQ	Portion 37	262.5102
39	Kaalplaats 394	IQ	Remaining Extent of Portion 8 (Portion of Portion 7)	252.7097
40	Kaalplaats 394	IQ	Remaining Extent of Portion 9 (Portion of Portion 7)	501.0681
41	Kaalplaats 394	IQ	Mineral Area 2/Mineral Area 3 (On Portion 7)	228.0873
	Area for KAALPLAATS 394 IQ in Ha			1244.3753
REF	FARM	REGISTRATION DIVISION	PORTION	AREA (HECTARES)
42	Rietfontein 399	IQ	Mineral Area 1/Mineral Area 2 (On Portion 1)	41.2823
	Area for RIETFONTEIN 399 IQ in Ha			1244.3753
43	Taaiboschspruit 400	IQ	Portion 1	36.1456
44	Taaiboschspruit 400	IQ	Portion 8 of 3	193.7718
45	Taaiboschspruit 400	IQ	Portion 4	85.6076
	Area for TAAIBOSCHSPRUIT 400 IQ in Ha			315.5250
	Total for Project Area WEST			1601.1826

Total for Project Area	7029.4942

1486

Annexure B

Kalbasfontein Prospecting Rights

THE KALBASFONTEIN PROJECT

PROSPECTING RIGHT
WITH DEPARTMENT OF MINERALS AND ENERGY, GAUTENG REGION
REFERENCE NO GP 30/5/1/1/2 (189) PR

EXECUTED ON 09.05.06 AND VALID FOR 5 YEARS

REF	FARM	REGISTRATION DIVISION	PORTION	AREA (HECTARES)
1	Driehoek 343	IQ	Portion 1	35.6966
2	Driehoek 343	IQ	Portion 2	35.6914
3	Driehoek 343	IQ	Remaining Extent of the farm	35.6968
	Area for DRIEHOEK 343 IQ In Ha			107.0848
4	Modderfontein 345	IQ	Portion of 4	17.1306
5	Modderfontein 345	IQ	Portion 11 of 2	171.9859
6	Modderfontein 345	IQ	Portion 12 of 2	171.9859
7	Modderfontein 345	IQ	Portion 34 of 15	48.8687
8	Modderfontein 345	IQ	Portion 52	92.5052
	Area for MODDERFONTEIN 345 IQ In Ha			502.476
9	Doornpoort 347	IQ	Portion 20 of 1	153.0580
10	Doornpoort 347	IQ	Portion 19 of 4	19.3368
11	Doornpoort 347	IQ	Portion 22 of 1	3.3
12	Doornpoort 347	IQ	Portion 50 of 21	30.6116
13	Doornpoort 347	IQ	Portion 51 of 21	30.6116
14	Doornpoort 347	IQ	Portion 52 of 21	30.6116
15	Doornpoort 347	IQ	Portion 53 of 21	30.6
16	Doornpoort 347	IQ	Remaining Extent of Portion 1	139.5922
17	Doornpoort 347	IQ	Remaining Extent of Portion 21 of 1	30.6116
	Area for DOORNPOORT 347 IQ In Ha			468.4
18	Kalbasfontein 365	IQ	Portion 26 of 1	171.3064
19	Kalbasfontein 365	IQ	Portions 70 & 78	90.7924
	Area for KALBASFONTEIN 365 IQ In Ha			262.0988
	Total for Project Area			1340.0

Annexure C

WA4 Prospecting Rights

REF	FARM	REGISTRATION DIVISION	PORTION	AREA (HECTARES)
1	Davonia 363	IQ	Portion of the Remaining Extent (RE MA 4/3)	3.3127
	Area for DAVONIA 363 IQ In Ha			3.3127
2	Rietfontein 349	IQ	Portion 26 of 10 (RE MA 29)	3.6655
3	Rietfontein 349	IQ	Portion 27 of 4 (RE MA 30)	2.2786
	Area for RIETFONTEIN 349 IQ in Ha			5.9441
4	Doornpoort 347	IQ	Remaining Extent of Portion 18 of 4 (RE MA 18)	15.0805
5	Doornpoort 347	IQ	Remaining Extent of Portion 4 of 2 (RE MA 14)	4.1024
6	Doornpoort 347	IQ	Portion 11 of 5 (RE MA 11)	22.1419
7	Doornpoort 347	IQ	Portion 5 of 2 (RE MA 15)	24.1581
8	Doornpoort 347	IQ	Portion 37	29.6989
9	Doornpoort 347	IQ	Portion 14 of 1	10.3549
10	Doornpoort 347	IQ	Portion 10 of 5 (RE MA 7)	87.1785
11	Doornpoort 347	IQ	Remaining Extent of Portion 7 of 2 (RE MA 5)	144.5882
12	Doornpoort 347	IQ	Portion 16 of 2 (RE MA 24)	91.9041
13	Doornpoort 347	IQ	Remaining Extent of Portion 2 (RE MA 22)	98.8154
14	Doornpoort 347	IQ	Portion 15 of 2 (RE MA 23)	135.2447
	Area for DOORNPOORT 347 IQ in Ha			663.2676
15	Elandsfontein 346	IQ	Portion 25 (RE MA 10)	13.3481
16	Elandsfontein 346	IQ	Portion 2	4.0765
17	Elandsfontein 346	IQ	Portion 8 of 1	128.0144
18	Elandsfontein 346	IQ	Remaining Extent of Portion 4 of 1 (RE MA 9)	247.6808
19	Elandsfontein 346	IQ	Remaining Extent of Portion 27 of 5	6.0994
REF	FARM	REGISTRATION DIVISION	PORTION	AREA (HECTARES)
20	Elandsfontein 346	IQ	Remaining Extent of Portion 1 (RE MA 4)	264.9097
21	Elandsfontein 346	IQ	Remaining Extent of Portion 3 of 1 (RE MA 8)	110.2797
22	Elandsfontein 346	IQ	Portion 28 of 27	194.0303
23	Elandsfontein 346	IQ	Portion 18 of 3 (Part of Portion 34)	77.4962
24	Elandsfontein 346	IQ	Portion 19 of 3 (Part of Portion 34)	77.4962
25	Elandsfontein 346	IQ	Portion 29 of 27	194.0303
26	Elandsfontein 346	IQ	Portion 17 of 3	77.4962

1488

	Area for ELANDSFONTEIN 346 IQ In Ha			1394.9578
27	Waterpan 292	IQ	Portion 19 of 7	64.0605
	Area for WATERPAN 292 IQ In Ha			64.0605
28	Modderfontein 345	IQ	Remaining Extent of Portion 53 of 1	85.6727
29	Modderfontein 345	IQ	Portion 67 of 5 (RE MA 5)	79.2796
	Area for MODDERFONTEIN 345 IQ In Ha			164.9523
	Total for WA4			2296.495

Annexure D

Wildebeestkuil Prospecting Rights

WILDEBEESTKUIL PROJECT

PROSPECTING RIGHT
WITH DEPARTMENT OF MINERALS AND ENERGY, GAUTENG REGION
REFERENCE NO GP 30/5/1/1/2 (227) PR

EXECUTED ON 06.03.07 AND VALID FOR 3 YEARS

REF	FARM	REGISTRATION DIVISION	PORTION	AREA (HECTARES)
1	Wildebeestkuil 360	IQ	Portion 6	202.0656
2	Wildebeestkuil 360	IQ	A portion of Portion 6	7.5180
3	Wildebeestkuil 360	IQ	Mineral Area 4 on Portion 4	20.3226
	Area for WILDEBEESTKUIL 360 IQ in Ha			229.9060
4	Cardoville 358	IQ	Carol 362 IQ	10.8694
5	Cardoville 364	IQ	Portion 7	299.5616
	Area for CARDOVILLE 358 & 364 IQ in Ha			310.4310
	Total for Project Area			540.5616

Annexure E

Goldridge Prospecting Rights

REFUSED BY DEPARTMENT OF MINERALS AND ENERGY, GAUTENG REGION
REFERENCE NO GP 30/5/1/1/2 (28) PR

REF	FARM	REGISTRATION DIVISION	PORTION	AREA (HECTARES)
1	Driehoek 343	IQ	Portion 1	35.6966
2	Driehoek 343	IQ	Portion 2	35.6914
3	Driehoek 343	IQ	Remaining Extent of the farm	35.6966
	Area for DRIEHOEK 343 IQ in Ha			107.0846
4	Modderfontein 346	IQ	Portion of 4	17.1306
5	Modderfontein 345	IQ	Portion 11 of 2	171.9859
6	Modderfontein 345	IQ	Portion 12 of 2	171.9859
7	Modderfontein 345	IQ	Portion 34 of 15	48.8687
8	Modderfontein 346	IQ	Portion 52	92.5052
	Area for MODDERFONTEIN 345 IQ in Ha			502.476
9	Doornpoort 347	IQ	Portion 20 of 1	153.0580
10	Doornpoort 347	IQ	Portion 19 of 4	19.3368
11	Doornpoort 347	IQ	Portion 50 of 21	30.6116
12	Doornpoort 347	IQ	Portion 51 of 21	30.6116
13	Doornpoort 347	IQ	Portion 52 of 21	30.6116
14	Doornpoort 347	IQ	Remaining Extent of Portion 1	139.5922
15	Doornpoort 347	IQ	Remaining Extent of Portion 21 of 1	30.6116
	Area for DOORNPOORT 347 IQ in Ha			434.4334
18	Kalbasfontein 365	IQ	Portion 26 of 1	171.3064
19	Kalbasfontein 365	IQ	Portions 70 & 78	90.7924
	Area for KALBASFONTEIN 365 IQ in Ha			262.0988
	Total for Project Area			1306.0931

Exhibit 43

CONTRACT OF EMPLOYMENT

BETWEEN

RANDGOLD & EXPLORATION COMPANY LIMITED

("the Company")

and

PETER HENRY GRAY

("the Employee")

1. INTERPRETATION

1.1 The headings to the clauses in this Contract of Employment are used for the purposes of convenience and reference only, and shall not be used in the interpretation of the terms and conditions of the Contract.

1.2 In this Contract, unless a contrary intention clearly appears, words importing:

1.2.1 any one gender include the other two genders;
1.2.2 the singular include the plural and vice versa; and
1.2.3 natural persons include created entities (whether corporate or unincorporated) and vice versa.

1.3 Any reference to a statute or enactment is to that statute or enactment as at the date of signature hereof and to any replacements, amendments or variations thereof or re-enactment from time to time.

2. POSITION

2.1 The Company hereby appoints the Employee as **Chief Executive Officer** with effect from **1 August 2005.** A final framework of executive responsibilities will be determined for the Employee by the Company board following a restructuring of the Companies executive team.

2.2 The Employee shall perform all tasks and functions that could reasonably be associated with the job title. These tasks and functions may change and the Company may wish to utilise the

Employee's services in a different position to the one for which he was originally employed. The Company shall consult with the Employee regarding changes to job content, as well as moving the Employee into a different position.

3. REMUNERATION

3.1 The Company shall pay the Employee an all-inclusive, package of R1,200,000 (One million two hundred thousand rand) per annum. The Employee may elect to receive the cash component in the form of twelve (12) or thirteen (13) equal installments. The cost of all additional benefits shall, unless the contrary is clearly stated, be part of the all-inclusive package.

The Employee will be provided with free advice by a tax consultant, nominated by the Company, to ensure that the remuneration package is efficiently structured within the framework of prevailing tax legislation.

3.2 In addition to the all-inclusive package, the Company may award an annual performance bonus based on the performance of the Company and the Employee, respectively.

3.3 The Company will review the Employee's salary on an annual basis, taking into consideration work performance and cost of living increases.

4. ANNUAL LEAVE

The Employee will qualify for an annual leave entitlement of twenty ~~two~~ five (~~22~~ 25) working days per annum. Up to five (5) days may be accumulated

during each annual cycle. If more than thirty (30) days have so been accumulated, the Company may require the Employer to reduce this number of days by either encashing or taking leave.

5. SICK LEAVE

The Employee shall be granted up to fifteen (15) working days sick leave per annum; accumulating up to forty-five (45) working days over a 3-year cycle.

6. CAR ALLOWANCE

The Employee may participate in the car allowance scheme. The Company shall administer the scheme in accordance with prevailing legislation and guidelines issued by the taxation authorities. The Employee shall allocate from his all-inclusive package, described in the Remuneration clause, an amount sufficient to finance, insurance, maintain and run his vehicle.

7. SHARE SCHEME

The Employee may be invited to participate in the Company's Share Incentive Scheme. The invitation shall be based exclusively on the work performance of the Employee.

8. SIGNING ON SHARE INCENTIVISATION

As an inducement for accepting the position as Chief Executive Officer with the Company, the Company will acquire on behalf of the Employee at the inception of this employment contract the following shares at the cost of the Company, inclusive of the income tax thereon:

⇒ 6,000,000 [six million] JCI Limited ordinary shares.

The Company shall after the acquisition of such shares, transfer such shares to the Employee, by way and as a partial payment of an initial fee in respect of the entering into of this agreement by the Employee.

In addition to the shares acquired and transferred to the Employee, the Company will pay the Employee R600,000.00 (six hundred thousand rand) after tax as a partial payment of an initial fee in respect of the entering into of this agreement by the Employee.

9. LIFE INSURANCE

The Employee shall be covered by a group life insurance scheme, operated and paid for by the Company. Admission to the scheme and its benefits will be determined by the rules of the scheme.

10. RETIREMENT AND MEDICAL AID

The Employee may enlist as a member of one or both of the following funds, to provide for retirement and/or medical aid benefits:

- MEDS – Medical Expenses Distribution Society (Old Mutual Healthcare)
- Other medical schemes as are offered by the Company
- DR Associated Employment Benefit Plan (JCI Provident Fund).

The Company shall assist by paying over the required contributions to the relevant fund(s). Admission to the fund(s) will depend on fund rules and the Company gives no undertaking in this regard.' Contributions shall be part of the all-inclusive package, described in the Remuneration clause.

11. TRAVEL AND ACCOMMODATION

10.1. When the Company requires the Employee to travel, he will be reimbursed for travel and accommodation at a rate that will be determined by the Company.

10.2. The Employee will qualify for First Class air travel for international flights, when required to do bona fide business travel for the Company.

10.3. The Employee will qualify for Business Class air travel for local flights, when required to do bona fide business travel for the Company.

10.4. The Employee will be entitled every alternative year to attend an international conference with his spouse at the expense of the Company.

12. EMPLOYEE OBLIGATIONS

12.1 The Employee shall apply his ability, time and attention to the effective performance of his specific duties and to realising the overall objectives of the Company. In so doing the Employee will obey the lawful and reasonable instructions of Company management.

12.2 Employment with the Company will be fulltime. The Employee shall not engage in any other business or occupation-as an Employee, owner, director, contractor or any such manner-that could cause a conflict with his obligations towards the Company, without the prior consent of an authorised manager of the Company.

The Employee will retain his position of C.E.O. of Tlotlisa Holdings Ltd.

12.3 The Employee shall not, whether for his own benefit or that of others, make use of any information which he had acquired by reason of his association with the Company.

13. WORKING HOURS

13.1 The Employee will be required to work a five (5) day working week. The time when the Employee will be requested to be present at his place of work will be determined by the Company with consideration of flexibility, to suit Employee needs. Depending on the general workload and on specific demands relating to the Employee's position, the Employee will work such additional hours that may be reasonably necessary to perform his duties.

13.2 The Company does not pay for overtime work unless this is a legal requirement in accordance with the provisions of the Basic Conditions of Employment Act, 75 of 1997.

14. CONFIDENTIALITY

14.1 "Confidential information" means information belonging to or pertinent to the business of the Company, which is not normally made available inside or outside the Company and which, if disclosed, could harm the reputation or interests of the Company.

14.2 The Employee shall preserve the confidentiality of information and shall not disclose such information to anyone other than the directors, officers or employees of the Company, to whom such disclosure may be necessary in order for them to carry out their duties and obligations. The Employee must obtain the approval of

an authorised senior person within the Company before disclosing confidential information.

14. INTELLECTUAL PROPERTY

14.1 "Invention"- means an invention, discovery, design, improvement or copyright relating to or capable of being used in the business of the Company.

14.2. The Employee shall promptly disclose to the Company full details of any invention made during the course of his employment, in terms of this Contract. Such information shall enable the Company to assess the invention and determine whether it is the property of the Company.

1.4.3. If the Invention is the property of the Company, the Employee shall execute the necessary documents and do whatever else is requested by the Company, in order to enable the Company to secure and protect the benefits of the invention, by way of patent registration and/or other legitimate means.

15. TERMINATION OF EMPLOYMENT

15.1 Either party may terminate this contract by giving one hundred and eighty (180) days' notice of such intention to the other party within the first twelve months of this contract.

15.2 Either party may terminate this contract by giving ninety (90) days' notice of such intention to the other party after the first twelve months of this contract.

15.3 The contract shall automatically terminate at the end of the month in which the Employee turns 63 years of age.

15.4 Notwithstanding the above, this contract may be terminated by either party summarily for any reason recognised in law, such as the following circumstances:

- The Employee becomes incapacitated and is unable to perform his normal duties.

or

- The Employee commits an act of misconduct which warrants dismissal in terms of the Company's policies, rules and regulations; common or statutory law.

or

- The Employee's work performance does not meet the standards reasonably required of someone in his position. Termination of employment shall be preceded by timeous notification of under-performance and by an opportunity to improve performance.

or

- Operational requirements necessitate a reduction in or restructuring of the workforce.

16. EMPLOYEE DEVELOPMENT

The Company and Employee agree that individual development is primarily the responsibility of the Employee. The Company shall assist by providing career guidance, and financial assistance, when the Employee wishes to improve his professional qualifications.

17. POLICIES, CODES RULES AND REGULATIONS, STATUTES

17.1 The Employee shall observe the Company's rules and regulations, including Codes of Conduct. Of particular importance in this regard are the Disciplinary Code and Procedure.

17.2 Employee benefits are described in detail in policy statements. The Company shall keep these updated and readily available. The Employee shall study these documents.

17.3 Wherever common law or statute provides for Employee benefits that are more beneficial than the terms of this contract, then the statutory provisions shall be observed by the Company.

18 ALTERATION OF CONTRACT

No alteration of the terms of this contract will be valid and enforceable unless reduced to writing and signed by the parties.

19. RESTRAINT

19.1. "Restricted business" means any Company business in which the Employee had been involved during the last twelve (12) months of his employment with the Company. "Restricted period" means a period of six months from termination of the Contract of Employment.

19.2. The Employee shall not during the restricted period:

⇒ be employed or engaged in any business as employee, director, owner, agent or adviser which is in competition with any restricted business of the Company;

⇒ canvass any person who was a customer of the Company during the twelve (12) months before termination of the Contract of Employment and with whom the Employee had been involved in competition with any Restricted Business of the Company;

⇒ recruit any person, who was employed by the Company at time during the twelve (12) months before the Employee's Contract of Employment was terminated, or assist in the recruitment of such person; and

⇒ act in a manner that creates the impression that he remains an Employee of the Company.

FOR THE COMPANY

Thus done and signed at JOHANNESBURG on this ....17.. day of .AUGUST.....2005.

WITNESSES :

1. ....

2. ....

....

FOR AND ON BEHALF OF THE COMPANY.

FOR THE EMPLOYEE

I, ...P. N. GRAY......... confirm that I understand the content of this contract and accept the terms and conditions set out therein.

Thus done and signed at JHB........ on this ...17... day of AUGUST 2005.

WITNESSES :

1. ....

2. ....

....

....

EMPLOYEE

Exhibit 44

CONTRACT OF ENGAGEMENT

BETWEEN

RANDGOLD AND EXPLORATION COMPANY LIMITED

REGISTRATION NUMBER 1992/005642/06

("the Company")

and

KRONEN INVESTMENTS 96 (PTY) LIMITED
REGISTRATION NUMBER 2004/630096/07

("Kronen")

and

Marais Steyn

(ID number 710801 5032 08 3)

("Steyn")

1. **INTERPRETATION**

1.1 The headings to the clauses in this Contract of Engagement are used for the purposes of convenience and reference only, and shall not be used in the interpretation of the terms and conditions of the Contract;

1.2 In this Contract, unless a contrary intention clearly appears:

1.2.1 any one gender includes the other gender;

1.2.2 any reference made to Kronen will include Kronen's accountant, Steyn;

1.2.3 the singular includes the plural and vice versa;

1.2.4 natural persons include juristic persons (whether incorporated or unincorporated), and vice versa;

1.2.5 "**the Act**" means the Auditing Professions Act, No. 26 of 1995;

1.2.6 "**accountant**" means a Chartered Accountant registered with the Institute of Chartered Accountants in terms of Act;

1.2.7 "**the Company**" means Randgold and Exploration Company Limited, having its principal place of business at 10 Benmore Road, Morningside, Sandton;

1.2.8 "**the contract**" means this contract of engagement between the parties;

1.2.9 "**the Commencement Date**" means 1 November 2006;

1.2.10 "**financial year end**" means 31 December;

1.2.11 **"Income Tax Act"** means the Income Tax Act No. 58 of 1962;

1.2.12 **"Kronen"** means Kronen Investments 96 (Pty) Limited with registration number 2004/630096/07 and its principal place of business at 310 Featherbrooke Estate and postal address at P O Box 310 Featherbrooke, 1746;

1.2.13 **"Kronen's accountant"** means Steyn;

1.2.14 **"Tax laws"** includes *inter alia* the Income Tax Act and VAT Act and any other tax laws applicable in South Africa from time to time;

1.2.15 **"the parties"** means the Company, Kronen and Steyn or any two of them as indicated by the context;

1.2.16 **"Steyn"** means Marais Steyn, an adult male accountant having identity number 710801 5032 08 3;

1.2.17 **"South Africa"** means the Republic of South Africa;

1.2.18 **"the VAT Act"** means the Value Added Tax Act 89 of 1991, as amended.

1.3 Any reference to a statute or enactment is to that statute or enactment as at the date of signature hereof and to any replacements, amendments or variations thereof or re-enactments from time to time;

1.4 In the interpretation of this contract, the *contra proferentem* rule of construction shall not apply (this agreement being the product of negotiations between the parties), nor shall this agreement be construed in favour of or against any party by reason of the extent to which any party or its professional advisors participated in the preparation of this agreement;

2. **RECORDAL**

The parties record that:

2.1 In October 2006, the Company required the services of an accountant whom it wished to appoint to *inter alia* manage and oversee the Company's accounts;

2.2 In consequence hereof Kronen agreed to provide the Company with the required services with effect from the Commencement Date;

2.3 In addition to the accounting services provided by Kronen, the Company appointed Steyn to serve as the Company's Financial Director with effect from 13 December 2006 and acting Chief Executive Officer with effect from 11 July 2008;

2.4 The parties are desirous of formalising their arrangement *inter se*, the terms and conditions of their arrangement being recorded herein.

3. **POSITION**

3.1 The Company requires the services of an accountant at a managerial level for an indeterminate period of time, to oversee and manage the Company's financial and accounting needs (**"the Company's accounting management"**);

3.2 In order to fulfill the Company's accounting management, Kronen is agreeable to making available to the Company, Kronen's accountant;

3.3 Kronen shall ensure that Kronen's accountant performs all tasks reasonably associated with the Company's accounting management from time to time, including but not limited to the preparation of the Company's Annual Financial and Group Financial Statements;

3.4 The Company also requires the services of a Financial Director and with effect from 11 July 2008, an Acting Chief Executive Officer.

4. **APPOINTMENT**

4.1 The Company hereby appoints Kronen who hereby accepts its appointment to the Company, for purposes of attending to the Company's accounting management with effect from the Commencement Date;

4.2 The Parties record that on 13 December 2006, in consequence of Kronen's appointment as set out in 4.1 above, the Company appointed Steyn as its Financial Director and later, with effect from 11 July 2008, acting Chief Executive Officer, which position Steyn accepted.

5. **COMMENCEMENT**

5.1 Notwithstanding the date of signature of this Agreement, Kronen's appointment to the Company to attend to the Company's accounting management shall be effective with effect from the Commencement Date;

5.2 In as much as Steyn has rendered services to the Company as its Financial Director subsequent to 13 December 2006, but prior to the Signature Date, and his appointment as the Financial Director needs to be ratified, the Company hereby ratifies Steyn's appointment in the said capacity with the Company, with effect from 13 December 2006. The Company also ratifies Steyn's appointment as Acting Chief Executive Officer with effect from Steyn's appointment to such position on 11 July 2008.

6. **REMUNERATION**

6.1 The Company shall pay Kronen in respect of the services provided by it, a monthly rate initially of R100 000.00 (one hundred thousand Rand) per month exclusive of VAT, which amount shall increase to

R130 000.00 per month exclusive of VAT with effect from 1 March 2007 and R165 000.00 exclusive of VAT with effect from 1 March 2008;

6.2 All payments made to Kronen shall be subject to the tax laws of South Africa from time to time and shall be paid directly to Kronen;

6.3 The payment due to Kronen shall be paid on a monthly basis and shall be subject to review, but not reduction, by the Company and Kronen from time to time, prior to the end of the financial year;

6.4 Notwithstanding the appointment of Steyn as a Company Director, Steyn shall not be separately remunerated herefor, the parties being in agreement that the appointment of Steyn in the capacities of Financial Director and Acting Chief Executive Officer is a natural consequence of the services being provided by Kronen to the Company.

7. **TRAVEL AND ACCOMMODATION**

7.1 The Company will reimburse Kronen for all reasonable costs of business travel incurred by Kronen's accountant in fulfilling his obligations to the Company from time to time;

7.2 All travelling will charged as per the company's travel policy;

7.3 Kronen's accountant will keep and maintain a travel register setting out a detailed account of the kilometres travelled and produce such register at the request of the Company.

8. **KRONEN'S OBLIGATIONS**

8.1 Kronen shall ensure that Kronen's accountant applies his time, ability and attention in giving effect to the Company's accounting management and the effective performance of his specific duties in realising the overall objectives of the Company. In so doing, Kronen

shall ensure that he obeys the lawful and reasonable instructions of the Company's Board of Directors from time to time;

8.2 Neither Kronen nor Kronen's accountant shall, whether for its/his own benefit or for that of others, make use of any information, which it/he has acquired by reason of its/his association with the Company, other than for the benefit of the Company.

9. STEYN'S OBLIGATIONS

Steyn shall comply with and implement all tasks reasonably associated with a Financial Director in discharging the functions and duties of a Financial Director and in connection with his appointment as Acting Chief Executive Officer.

10. WORKING HOURS

Kronen's accountant shall be required to work a minimum of 40 hours per working week. The time when Kronen's accountant will be required to be present at work will be determined by the Company with due consideration for flexibility, to suit Kronen and Kronen's accountant. Depending on the general workload and on specific demands relating to the services provided by Kronen, Kronen will ensure that it fulfills its obligations to the Company, as will Steyn.

11. DURATION OF EMPLOYMENT

11.1 Kronen's appointment to the Company (as well as that of Steyn in the capacities of Financial Director and Acting Chief Executive Officer), shall be on an indefinite basis with effect from the Commencement Date and from 13 December 2006 (in the case of Steyn), and shall be terminable on not less than 3 (three) months written notice given by either the Company or Kronen to the other, provided that:-

11.1.1 the Company shall be entitled to terminate Kronen's employment summarily (or on such other basis as it

considers appropriate), if Kronen's accountant or Kronen (as the case may be):-

11.1.1.1 is guilty of conduct justifying a dismissal according to the common law; and/or

11.1.1.2 commits a breach of any of the material terms of this Agreement and fails to remedy such breach within 14 (fourteen) days of receipt of written notice requiring the breach to be remedied; and/or

11.1.1.3 becomes incapacitated, giving rise to Kronen's accountant suffering an illness or disability which has precluded him from providing the services contemplated in this agreement, for a period in excess of 120 (one hundred and twenty) days in the determination of which, intermittent returns to work or service which do not constitute a *bona fide* resumption of duties shall be disregarded.

12. **DUTIES OF KRONEN'S ACCOUNTANT / STEYN**

Subject to clause 9 above:-

12.1 Kronen's accountant shall devote the whole of his time and attention to the Company during normal business hours and such reasonable amount of additional time as may be necessary, having regard to the exigencies of the business and affairs of the Company and the role of Kronen's accountant and Steyn as contemplated herein;

12.2 Neither Kronen nor Steyn shall be deemed to have breached this agreement by reason of:-

12.2.1 them having *bona fide* financial interests in businesses, trades, undertakings or concerns which do not directly or indirectly compete with the Company which have been disclosed to the Company and/or after disclosing their intention to do so to the Company in writing either or both accepted an appointment as Contractor to such businesses, trades, undertakings or concerns and devote a reasonable amount of time to such interests, provided that no such interests of or activities by Kronen or Steyn are prejudicial to or adversely affect the performance of their duties to the Company; and/or

12.2.2 them holding shares in any Company, the shares of which are listed on a recognised stock exchange if the shares owned by them do not in the aggregate constitute more than 5% (five per centum) of any class of the issued share capital of such Company; and/or

12.2.3 Steyn being an officer of or holding shares in the Company;

12.3 Kronen, Kronen's accountant and Steyn shall obey the orders and directions of the Board of Directors of the Company from time to time and shall carry out such functions and duties as are from time to time assigned to them and shall use their utmost care, skill and endeavours to protect and promote the business and interests of the Company and to preserve its reputation and goodwill;

12.4 Kronen, Kronen's accountant and Steyn shall not, during the operation of this agreement or thereafter, regardless of the reason for termination of the appointment, use for their own benefit or for the benefit of any other person, divulge or communicate to any person or persons, except to those of the officials of the Company whose province it is to know the same; any of the Company's secrets or any other information which they may receive or obtain in relation to the Company's affairs;

12.5 Kronen, Kronen's accountant and Steyn shall be true and faithful to the Company in all dealings and transactions whatsoever, relating to its business and interests;

12.6 Kronen, Kronen's accountant and Steyn shall submit to the Board of Directors of the Company or to any person nominated by it, such information and reports as may be required in connection with the performance of Kronen's duties and regarding the business of the Company generally;

12.7 Kronen, Kronen's accountant and Steyn shall not, at any time during the operation of this Agreement, directly or indirectly, act contrary to the provisions of this Agreement.

13. LEAVE

Kronen's accountant shall be entitled to 24 (twenty four) working days leave on full pay in respect of each 12 (twelve) month cycle of employment, to be taken at such time or times as are convenient to the Company. Leave not taken when it is due, other than at the instance of the Company, may be accumulated, however, accumulated leave not taken within 24 (twenty four) months of it becoming due, shall be forfeited in respect of which the Company shall not be obliged to remunerate Kronen.

14. OUT-OF-POCKET EXPENSES

The Company shall, as soon as reasonably practicable, refund to Kronen, the reasonable out-of-pocket expenses incurred by Kronen's accountant on behalf of, or for the benefit of the Company from time to time, provided such expenses are substantiated by vouchers therefor.

15. INVENTIONS, DISCOVERIES, COPYRIGHT AND DOCUMENTS

15.1 "Invention"- means an invention, discovery, design, improvement or copyright relating to or capable of being used in the business of the Company;

15.2 Any discovery or invention or secret process or improvement in procedure made or discovered by Kronen or Steyn pursuant to their appointment to the Company, in connection with or in any way affecting or relating to the business of the Company or capable of being used or adapted for use by the Company or in connection with its business, shall be disclosed to the Company and shall belong to and be the absolute property of the Company or any other Company nominated by it;

15.3 Kronen and Steyn shall, if and when required by the Company, apply or join with the Company concerned at its expense in applying for Letters of Patent or other equivalent protection in the Republic of South Africa or in any other part of the world for such discovery, invention, process or improvement and shall at the expense of the Company concerned, execute all instruments and do all things necessary for vesting the said Letters of Patent or other equivalent protection in the name of the Company as sole beneficial owner or in the name of such other Company as the Company may nominate;

15.4 Insofar as may be necessary, Kronen and Steyn hereby assign to the Company the copyright in and to all present and future works eligible for copyright, including without limitation, literary or artistic works or software programmes for which Kronen and/or Steyn may be the author, which works were or are created, compiled, devised or brought into being for the Company during the course and scope of Kronen and/or Steyn's appointment to the Company. No consideration shall be payable by the Company to Kronen and/or Steyn in respect of this assignment;

15.5 All reports, manuals, financial statements, budgets, indices, know-how, letters or other similar documents (the nature of which is not limited by the specific reference to the aforegoing items), which are created, compiled or devised or brought into being by Kronen and/or Steyn or come into Kronen and/or Steyn's possession during the course and scope of Kronen and/or Steyn's appointment to the Company and all copies thereof will be the sole property of the Company and, upon the termination of this Agreement or earlier, if

required by the Company, such documents and all copies shall be returned to the Company forthwith.

16. CONFIDENTIALITY

16.1 Kronen and Steyn hereby acknowledge, that during the course of their engagement with the Company, they will become privy to confidential information, including commercial and technical secrets and/or confidential information of and regarding the Company;

16.2 "Confidential Information" means information belonging to or pertinent to the business of the Company, which is not normally made available inside or outside the Company and which, if disclosed, could harm the reputation or interests of the Company;

16.3 Kronen and Steyn shall preserve the confidentiality of all information imparted to them and shall not disclose such information to anyone other than the directors, officers or other Contractors of the Company, to whom such disclosure may be necessary in order for them to carry out their duties and obligations as envisaged in this agreement. Kronen and Steyn shall obtain the approval of senior management before disclosing confidential information in the best interests of the Company, to any outside party;

16.4 Kronen and Steyn agree, that during the period of their appointment and subsequent thereto, Kronen and Steyn will not disclose to others (including employees of the Company), or make use directly or indirectly of any confidential information of the Company or of others who have disclosed such confidential information to the Company under conditions of confidentiality, unless for a purpose authorised by the Company. If there is any doubt whether any disclosure or use is for an authorised purpose, Kronen and/or Steyn are to obtain a ruling in writing from the Board of Directors and are to abide by it;

16.5 Kronen and Steyn shall, on the termination date of their employment or earlier if required by the Company, deliver to the Company all books of account, records, correspondence, training and development manuals, notes, computer disks, and the like concerning or containing any reference to the business of the Company.

17. **DIRECTORS' AND OFFICERS' INSURANCE**

17.1 The Company warrants that Steyn has in respect of the office held by him as Financial Director, since 13 December 2006 and as Acting Chief Executive Officer since 11 July 2008, included Steyn as a Director and Officer enjoying Directors' and Officers' insurance cover (**"the D&O cover"**), insuring him thereunder in respect of the performance of such duties. The Company warrants further, that Steyn shall, whilst holding office as a Director of Randgold, continue to enjoy Directors' and Officers' cover (in respect of which the Company shall be obliged to make payment of all premiums), in both the capacity as Financial Director and Acting Chief Executive Officer of the Company respectively.

17.2 Should Steyn for any reason not be covered in terms of the D&O cover, the Company hereby indemnifies and agrees to hold Steyn harmless in respect of all claims which may be brought or made against Steyn (including costs), arising from Steyn's conduct as a Director of the Company, save for the fact that:

17.2.1 Immediately upon receipt of a claim by Steyn, Steyn shall notify the Company of any such claim intimated or brought against him and as soon as practicably possible:

17.2.1.1 Consult with the Company and their legal advisors in order to determine how best to address such claim(s);

17.2.1.2 Take such steps as are necessary to defend such claim(s) and institute any

counterclaim(s) which may be necessary (the proceeds of which shall vest in the Company);

17.2.2 Steyn undertakes further, not to do anything which may have the effect of compromising any claim(s);

17.2.3 The Company shall be entitled to appoint its Attorneys, Van Hulsteyns, to represent Steyn in the event of a claim against Steyn coming to fruition;

17.2.4 Steyn shall not be entitled to settle any claim(s) which may be brought, intimated or made against him, without first obtaining the written consent of the Company;

17.2.5 Steyn and the Company shall co-operate fully with one another in regard to any claim(s) intimated or made against Steyn and Steyn shall hold himself available to consult with the Company and its legal advisors from time to time, provided reasonable notice has first been given to him;

17.2.6 The Company will be responsible for the payment of all legal costs in relation to any claim(s) brought against Steyn, including the reasonable professional charges of Steyn (where it is necessary for Steyn to give of his time in order to address any claim(s) brought or made against him), provided that:

17.2.6.1 Steyn is no longer appointed to the Company as a Director and Kronen is no longer rendering to the Company, the Company's accounting management services as contemplated herein; and/or

17.2.6.2 where Steyn is still appointed to the Company as a Director and Kronen is still

attending to the Company's accounting management services, and where in rendering assistance to the Company in regard to any claim which may be brought or made against Steyn, Kronen and/or Steyn are exceeding the working hours contemplated in clause 10 above, Steyn shall be remunerated accordingly;

17.2.7 Steyn shall testify in any proceedings involving a claim against him and co-operate fully with the Company and its legal advisers in this regard.

17.3 Subject to the aforegoing, the Company assumes liability for any award against Steyn arising from his role as aforesaid.

18. **POLICIES, CODES, RULES AND REGULATIONS, STATUTES**

Kronen and Steyn shall observe the Company's rules and regulations, including Codes of Conduct from time to time.

19. **GENERAL**

19.1 No remedy granted by this Agreement shall exclude any other remedy available at law;

19.2 No amendment of this Agreement or any consensual cancellation thereof or any part thereof shall be binding on the parties unless reduced to a written document and signed by them;

19.3 If any of the terms of this Agreement, such as the amount payable to Kronen are varied, the other terms shall, unless otherwise agreed in writing, remain of full force and effect;

19.4 No relaxation or indulgence which the Company may show to Kronen and/or Steyn shall in any way prejudice or be deemed to be a waiver of its rights hereunder nor shall such relaxation or

indulgence preclude or stop the Company from exercising its rights in terms of this Agreement in respect of any further breach;

19.5 This Agreement constitutes the whole Agreement between the parties and no warranties or representations whether express or implied have been given or made by the Company to Kronen or Steyn, unless otherwise contained herein;

19.6 The Company shall be entitled to cede and delegate all or any of its rights and obligations under this Agreement to the successor-in-title of the undertakings of the Company or any member thereof, whether such cession and delegation takes place before or after the termination date;

19.7 Should any clause(s) / sub-clause(s) be void for vagueness or for any other reason whatsoever, then that clause / sub-clause shall be capable of being severed from the remainder of this Agreement which shall remain of full force and effect and shall be binding on all the parties hereto;

19.8 This Agreement shall be capable of being signed in counterparts. The signature by any part of a counterpart of this Agreement shall be as effective as if that party had signed the same document as all of the other parties which, when considered together, shall constitute the parties' Agreement.

FOR THE COMPANY

Thus done and signed at JOHANNESBURG on this 23... day of OCTOBER 2008.

WITNESSES :

1. ....

2. ....

....

FOR AND ON BEHALF OF THE COMPANY

FOR KRONEN

Thus done and signed at JOHANNESBURG on this ..23... day of OCTOBER 2008.

WITNESSES :

1. ....

2. ....

....

FOR AND ON BEHALF OF KRONEN

FOR STEYN

Thus done and signed at JOHANNESBURG on this ..23..... day of OCTOBER 2008.

WITNESSES :

1. ....

2. ....

....

STEYN

Exhibit 45

CONTRACT OF EMPLOYMENT

BETWEEN

RANDGOLD & EXPLORATION COMPANY LIMITED

("the Company")

and

ROGER PATRICK PEARCEY

("the Employee")

Transfer from [illegible] 1 Aug 03, to mines [illegible] payroll 1 Nov 05

8

1524

R PEARCEY

LEAVE AS AT 31/05/2004		3.02 Agreed to 31/5/04 payslip.
	Jun-04	1.6666667
	Jul-04	1.6666667
	Aug-04	1.6666667
	Sep-04	1.6666667
LEAVE 23/09/2004		-1.00 ✓
	Oct-04	1.6666667
	Nov-04	1.6666667
	Dec-04	1.6666667
LEAVE 02/12/2004 - 10/12/2004		-7.0 ✓
	Jan-05	1.6666667
	Feb-05	1.6666667
	Mar-05	1.6666667
	Apr-05	1.6666667
LEAVE 29/04/2005		-1.0 ✓
	May-05	1.6666667
	Jun-05	1.6666667
LEAVE 03/06/2005 - 10/06/2005		-6.0 ✓
	Jul-05	1.6666667
	Aug-05	1.6666667
	Sep-05	1.6666667
	Oct-05	1.6666667
		16.353333

LEAVE BALANCE AS AT 31 OCTOBER 2005 CMMS

AGREED **DATE**

AUTHORISED **DATE**

BONUS DUE AS AT 31 OCTOBER 2005 CMMS

GROSS INCOME R36,207.00 /12 * 10 R 30,172.50

AGREED **DATE**

AUTHORISED **DATE**

SETTLEMENT - NOVEMBER 2005 PAYROLL RUN FOR LEAVE AND BONUS

1. INTERPRETATION

1.1 The headings to the clauses in this Contract of Employment are used for the purposes of convenience and reference only, and shall not be used in the interpretation of the terms and conditions of the Contract.

1.2 In this Contract, unless a contrary intention clearly appears, words importing:

1.2.1 any one gender include the other two genders;
1.2.2 the singular include the plural and vice versa; and
1.2.3 natural persons include created entities (whether corporate or unincorporated) and vice versa.

1.3 Any reference to a statute or enactment is to that statute or enactment as at the date of signature hereof and to any replacements, amendments or variations thereof or re-enactment from time to time.

2. POSITION

2.1 The Company confirms your employment as Company Secretary with the Company, with effect from 1 November 2005.

2.2 The Employee shall perform all tasks and functions that could reasonably be associated with the job title. These tasks and functions may change and the Company may wish to utilise the Employee's services in a different position to the one for which he was originally employed. The Company shall consult with the

8

Employee regarding changes to job content, as well as moving the Employee into a different position.

3. REMUNERATION

3.1 The Company shall pay the Employee an all-inclusive, package of R 624 000.00pa The Employee may elect to receive the cash component in the form of twelve (12) or thirteen (13) equal installments. The cost of all additional benefits shall, unless the contrary is clearly stated, be part of the all-inclusive package.

The Employee will be provided with free advice by a tax consultant, nominated by the Company, to ensure that the remuneration package is efficiently structured within the framework of prevailing tax legislation.

3.2 In addition to the all-inclusive package, the Company may award an annual performance bonus based on the performance of the Company and the Employee, respectively.

3.3 The Company will review the Employee's salary on an annual basis, taking into consideration work performance and cost of living increases.

4. ANNUAL LEAVE

The Employee will qualify for an annual leave entitlement of twenty two (22) working days per annum. Up to five (5) days may be accumulated during each annual cycle. If more than thirty (30) days have so been accumulated, the Company may require the Employee to reduce this number of days by either encashing or taking leave.

5. **SICK LEAVE**

The Employee shall be granted up to fifteen (15) working days sick leave per annum, accumulating up to forty-five (45) working days over a 3-year cycle.

6. **CAR ALLOWANCE**

The Employee may participate in the car allowance scheme. The Company shall administer the scheme in accordance with prevailing legislation and guidelines issued by the taxation authorities. The Employee shall allocate from his all-inclusive package, described in the Remuneration clause, an amount sufficient to finance, insure, maintain and run his vehicle.

7. **SHARE SCHEME**

The Employee may be invited to participate in the Company's Share Incentive Scheme. The invitation shall be based exclusively on the work performance of the Employee.

8. **LIFE INSURANCE**

The Employee shall be covered by a group life insurance scheme, operated and paid for by the Company. Admission to the scheme and its benefits will be determined by the rules of the scheme.

9. **RETIREMENT AND MEDICAL AID**

8

The Employee may enlist as a member of one or both of the following funds, to provide for retirement and/or medical aid benefits:

- MEDS – Medical Expenses Distribution Society (Old Mutual Healthcare)
- DR Associated Employment Benefit Plan (JCI Provident Fund).

The Company shall assist by paying over the required contributions to the relevant fund(s). Admission to the fund(s) will depend on fund rules and the Company gives no undertaking in this regard. Contributions shall be part of the all-inclusive package, described in the Remuneration clause.

10. TRAVEL AND ACCOMMODATION

When the Company requires the Employee to travel, he will be reimbursed for travel and accommodation at a rate that will be determined by the Company.

11. EMPLOYEE OBLIGATIONS

11.1 The Employee shall apply his ability, time and attention to the effective performance of his specific duties and to realising the overall objectives of the Company. In so doing the Employee will obey the lawful and reasonable instructions of Company management.

11.2 Employment with the Company will be fulltime. The Employee shall not engage in any other business or occupation as an Employee, owner, director, contractor or any such manner that could cause a conflict with his obligations towards the Company, without the prior consent of an authorised manager of the Company. It is recorded

that the Employee engages in part-time lecturing activities with Global College.

11.3 The Employee shall not, whether for his own benefit or that of others, make use of any information which he had acquired by reason of his association with the Company.

12. WORKING HOURS

12.1 The Employee will be required to work a five (5) day working week. The time when the Employee will be requested to be present at his place of work will be determined by the Company with consideration of flexibility, to suit Employee needs. Depending on the general workload and on specific demands relating to the Employee's position, the Employee will work such additional hours that may be reasonably necessary to perform his duties.

12.2 The Company does not pay for overtime work unless this is a legal requirement in accordance with the provisions of the Basic Conditions of Employment Act, 75 of 1997.

13. CONFIDENTIALITY

13.1 "Confidential information" means information belonging to or pertinent to the business of the Company, which is not normally made available inside or outside the Company and which, if disclosed, could harm the reputation or interests of the Company.

13.2 The Employee shall preserve the confidentiality of information and shall not disclose such information to anyone other than the directors, officers or employees of the Company, to whom such

disclosure may be necessary in order for them to carry out their duties and obligations. The Employee must obtain the approval of an authorised senior person within the Company before disclosing confidential information.

14. INTELLECTUAL PROPERTY

14.1 "Invention" means an invention, discovery, design, improvement or copyright relating to or capable of being used in the business of the Company.

14.2. The Employee shall promptly disclose to the Company full details of any invention made during the course of his employment, in terms of this Contract. Such information shall enable the Company to assess the invention and determine whether it is the property of the Company.

1.4.3. If the Invention is the property of the Company, the Employee shall execute the necessary documents and do whatever else is requested by the Company, in order to enable the Company to secure and protect the benefits of the invention, by way of patent registration and/or other legitimate means.

15. TERMINATION OF EMPLOYMENT

15.1 Either party may terminate this contract by giving thirty (30) days' notice of such intention to the other party.

15.2 The contract shall automatically terminate at the end of the month in which the Employee turns 63 years of age.

15.3 Notwithstanding the above, this contract may be terminated by either party summarily for any reason recognised in law, such as the following circumstances:

- The Employee becomes incapacitated and is unable to perform his normal duties.

or

- The Employee commits an act of misconduct which warrants dismissal in terms of the Company's policies, rules and regulations; common or statutory law.

or

- The Employee's work performance does not meet the standards reasonably required of someone in his position. Termination of employment shall be preceded by timeous notification of under-performance and by an opportunity to improve performance.

or

- Operational requirements necessitate a reduction in or restructuring of the workforce.

16. EMPLOYEE DEVELOPMENT

The Company and Employee agree that individual development is primarily the responsibility of the Employee. The Company shall assist by

providing career guidance, and financial assistance, when the Employee wishes to improve his professional qualifications.

17. POLICIES, CODES, RULES AND REGULATIONS, STATUTES

17.1 The Employee shall observe the Company's rules and regulations, including Codes of Conduct.

17.2 Wherever common law or statute provides for Employee benefits that are more beneficial than the terms of this contract, then the statutory provisions shall be observed by the Company.

18. ALTERATION OF CONTRACT

No alteration of the terms of this contract will be valid and enforceable unless reduced to writing and signed by the parties.

19. RESTRAINT

19.1. "Restricted business" means any Company business in which the Employee had been involved during the last twelve (12) months of his employment with the Company. "Restricted period" means a period of six months from termination of the Contract of Employment.

19.2. The Employee shall not during the restricted period:

⇒ be employed or engaged in any business as employee, director, owner, agent or adviser which is in competition with any restricted business of the Company;

⇒ canvass any person who was a customer of the Company during the twelve (12) months before termination of the Contract of Employment and with whom the Employee had been involved in competition with any Restricted Business of the Company;

⇒ recruit any person, who was employed by the Company at time during the twelve (12) months before the Employee's Contract of Employment was terminated, or assist in the recruitment of such person; and

⇒ act in a manner that creates the impression that he remains an Employee of the Company.

20. RETRENCHMENT POLICY

20.1 In the event of the employee being retrenched from his employment, the Company agrees to pay the employee a retrenchment package equivalent to 2 weeks pay for every completed year of service and a pro rata amount for any remaining period.

20.2 For the purposes of this clause, the parties agree that the employee's package in such event will be calculated with effect from 5 November 2001.

FOR THE COMPANY

Thus done and signed at JOHANNESBURG on this 8th day of November 2005.

WITNESSES :

1. ....

2. ....

....

FOR AND ON BEHALF OF THE COMPANY.

FOR THE EMPLOYEE

I, ROGER PATRICK PEARCEY confirm that I understand the content of this contract and accept the terms and conditions set out therein.

Thus done and signed at JOHANNESBURG on this 8th day of November 2005.

WITNESSES :

1. ....

2. ....

....

EMPLOYEE

Exhibit 46

UMBONO
FINANCIAL ADVISORY
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Randgold & Exploration Company Limited

Final report on

Limited investigation into the trade, dealings, affairs or property of the company

Umbono FAS
14 March 2006
This report contains 101 pages

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Addressees:

Mr. P.H. Gray	Chief Executive, Randgold & Exploration Company Ltd
Mr. J.C. Lamprecht	Financial Director, Randgold & Exploration Company Ltd

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Contents

Annexures

1. **Draft mandate letter**

2. **Draft engagement letter**

3. **Interim progress reports (#1 - #6)**

4. **Summary of proposed adjustments to financial statements, including recognition of claims by year, by legal entity**

5. **Shareholding in RRL shares**

5.1 Restatement of RRL shares held by ASIH (formerly RR(H)) as at 31 December 2003 and 2004

5.2 Reconciliation of RRL shares held by ASIH (formerly RR(H)) as at 15 November 2005

5.2(a) RGE Indirect Investment in RRL Shares at 31 December 2002, 2003, 2004 and 2005

5.2(b) SEC Schedule 13G/A filing dated 14 February 2006

5.3 Sales of RNGR shares, by trading account, by year in T-Sec's records and computation of base and total claim as at 31 December 2005 (including sales by CMMS for 2005)

5.4 Table of inputs used to calculate damages as at 31 December 2005 including and excluding sales by CMMS for 2005

5.5 Sales of RNGR shares, by trading account, by year in T-Sec's records and computation of base and total claim as at 31 December 2005 (excluding sales by CMMS for 2005)

5.6 Sales of RNGR shares, by trading account, by year in T-Sec's records and computation of base and total claim as at 31 January 2006 (including sales by CMMS for 2005)

5.7 Table of inputs used to calculate damages as at 31 January 2006 including and excluding sales by CMMS for 2005

5.8 Sales of RNGR shares, by trading account, by year in T-Sec's records and computation of base and total claim as at 31 January 2006 (excluding sales by CMMS for 2005)

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Annexures (continued)

Annexures (continued)

Annexures (continued)

5.40 (a) Letter to Computershare confirming delivery to Computershare, South Africa

5.40 (b) Letter from Computershare confirming the transfer of share certificate 746

5.41 New RRL share certificate number 906 registered in the name of Durlacher Ltd for 952 481 shares.

5.42 Cancelled RRL certificate number 746 for 13 312 481 shares in the name of RGE

5.43 Reviewed preliminary results of RGE for the year end 31 December 2004

5.44 Extract from agreement between RGE and Kemonshey.

6. The Phikoloso Transaction

6.1 Sale of shares agreement between Benoryn, Zelpy, Nexus Securities (Pty) Ltd, JCI and Trinity

6.2 T-Sec statement of RGE trading account stating purchase of 8.1 million Aflease shares

6.3 Sale agreement between Platgold Pacific Ltd, Hazcare Pty Ltd and RGE

6.4 Buitendag's confirmation of 8.1 million Aflease shares held

6.5 Annual financial statements for the year ended 31 December 2004 of Kabusha

6.6 Annual financial statements for the year ended 31 December 2003 of Viking

6.7 Loan agreement between Viking and Kabusha

6.8 Confirmation by Quinton George of Kabusha' loan payable to Viking

6.9 Directors' resolution confirming authorisation to purchase 7.3 million Aflease, 235k Angloplats and 315 Harmony shares on JSE

6.10 Tradek falsified brokers notes

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Annexures (continued)

6.11	FSB email confirming that Viking brokers notes reflect false trades on the JSE
6.12	Directors' resolution regarding sale agreement between CMMS and Viking
6.13	Sale agreement between CMMS and Viking
6.14	E-mail from Beale confirming phone call from Mr. Mokela requesting R3,000 for 3 000 "B" shares
6.15	Directors' resolution relating to sale of shares between First Wesgold and Viking
6.16	Directors' resolution relating to resignation of Mr S.B. Mjongile
6.17	Letter signed on behalf of Mr Ncwana confirming registration of 8.8 million RGE shares registered in the name of Equitant
6.18	Letter from Beale to Tradek relating to 8.8 million RGE shares and opening of trading account for Equitant
6.19	T-Sec mandate documents of Equitant
6.20	Summary analysis of Equitant trading account at T-Sec
6.21	Detailed analysis of Equitant trading account at T-Sec
6.22	Letter signed by Laubscher addressed to RGE confirming 7.3 million Aflease held by Rapitrade
6.23	Directors' resolution regarding sale of rights agreement by Rapitrade and Viking
6.24	Letter signed by Martin van Zyl confirming shares held by Tradek on behalf of RGE as at 31 December 2003
6.25	Diagrammatic representation of Equitant trading account at T-Sec
6.26	Extract from the minutes of the meetings of the board of directors of Kabusha relating to the share sale agreement of 25 June 2003
6.27	Anglo Rand Account transactions for Kabusha

Annexures (continued)

6.28 Letter from Deneys Reitz regarding Viking/Kabusha issues (section 417 Enquiry) dated 9 February 2006

7. The SLAs with Kemonshey and Notable

7.1 Randgold Letter to Computershare requesting the split of share certificate number 746

7.2 New RRL share certificate number 906 registered in the name of Durlacher Ltd for 952 481 shares

7.3 Extract from SLA between RGE and Kemonshey

7.4 Letter signed by Martin van Zyl confirming shares held by Tradek on behalf of RGE as at 31 December 2003

7.5 Addendum 2 to SLA between RGE and Kemonshey

7.6 Pledge of 3 020 000 Western Areas Ltd shares

7.7 Pledge of 2 430 000 Western Areas Ltd shares

7.8 Computation supporting the pledge of 2 430 000 shares

7.9 SLA between RGE and Notable

7.9(a) Addendum 1 to SLA between RGE and Notable

7.9(b) Addendum 2 to SLA between RGE and Notable

7.9(c) Addendum 3 to SLA between RGE and Notable

7.10 RGE Investment Register for 2003

7.11 Addendum 3 to SLA between RGE and Notable

7.12 Extract from agreement between RGE and Notable

7.13 Extract from Notes to the financial statements of Randgold for the year ended 31 December 2003

Annexures (continued)

7.14	Historical detailed trial balance by period for 2004 Loan Asset – Notable Holdings
7.14(a)	Historical detailed trial balance by period for 2005 Loan Asset – Notable Holdings
7.14(b)	Historical detailed trial balance by period for 2005 Loan Asset – Masupatsela (Interest free loan 27 million
7.15	Pledge of 3 700 000 Western Areas Ltd shares to RGE
7.15(a)	Computation of the Notable share cover as at 19 June 2003
8.	**Bookmark and the SLAs**
8.1	SLA between RGE and Bookmark
8.2	SLA between RR(H) and Bookmark
8.3	Directors' resolution regarding SLA between Bookmark and RGE dated 22 April 2005
8.4	Letter signed by Buitendag addressed to RGE regarding scrip lending of Harmony shares, dated 18 April 2005
8.5	Reply to annexure 8.4, letter signed S Rasethaba addressed to Buitendag of RGE regarding SLA of Harmony shares, dated 25 April 2005
8.6	Reply to annexure 8.5, letter signed by Buitendag to S Rasethaba, dated 26 April 2005
8.7	Confirmation from S Rasethaba of Bookmark confirming shares borrowed from RGE as at 31 December 2004, dated 22 April 2005
8.8	Certificate of confirmation signed by S Rasethaba confirming RGE's loan of 9 890 500 RRL shares to Bookmark dated 31 March 2005
8.9	Taback email re Bookmark SLA queries by JSE, dated 3 October 2005
8.10	Taback email re Bookmark SLA queries by JSE, dated 28 July 2005

Annexures (continued)

8.11 RGE letter to Sponsor re queries related to Bookmark SLA, dated 25 July 2005

8.12 RBK response to media re query on missing RRL shares dated 8 July 2005

8.13 SLA between JCI Ltd and Bookmark including Deed of Pledge and Cession between Bookmark, RRL, RGE and JCI, dated 5 August 2004

8.14 Draft Suretyship undertaking between JCI and RGE

8.14 (a) Settlement Agreement between JCI and RGE, dated 25 August 2005

8.15 Taback's email between Rupert Smith and Chris Lamprecht related to Suretyship in 8.14 and 8.14(a) above, dated 3 August 2005

8.16 "The Position Paper" – SLAs with Bookmark

9. The Angolan operations

9.1 Review of JCI Group Angolan Operations

9.1 (a) Information Memorandum – Luembe Mining (Pty) Ltd

9.1 (b) JCI Memorandum re Randgold Angolan Assets – Audit Position

9.2 Schedule of Randgold Issued Share Capital Account

9.3 Summary Analysis of Connected Entity Trading Account at T-Sec re Lunda Sul

10. The Investage and BNC transactions

10.1 SARS Affidavit – PB Beale and PB Bawden trading account at T-Sec

10.2 Documents relating to beneficial ownership of 3 000 000 DRD shares in the name of Goudstad Nominees

10.3 Summaries of Hothouse trading account statement at T-Sec

10.4 Summaries of New Heights trading account statement at T-Sec and documents associated with payment of funds

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Annexures (continued)

10.5 Chardonnay Trust trading account statements at Rice Rinaldi and documents relating to transfer of shares and funds into and out of trading account

10.6 Summaries of First Wesgold trading account statements at T-Sec and documents relating to the transfer into and out of the trading account

10.7 Summaries of RARK ABSA private bank accounts and bank statements of account number 40-5385 3779

10.8 Documents related to funds held at Frankel Consulting

10.9 Combined summons issued in the matter between SocGen and RBK/BNC

10.10 Documents related to funds held at Brait

10.11 Documents related to funds held at CorpCapital

10.12 Circular relating to JCI 311 Scheme of Arrangement

10.13 Loan agreement between CAM and Investage as well as directors resolution relating thereto

10.14 Documents relating to Investage Indemnity and Pledge resolution with Corpcapital

10.15 Circular relating to JCI/CAM rights offer on 16 August 2002

10.16 Documents relating to Investage's holding of JCI shares at Nedbank private bank

10.17 Documents relating to BNC's holding of JCI shares

Annexures (continued)

11. T-Sec Trading accounts reconciled

11.1 T-Sec trading accounts – Aculsha Nominees to Phoenix

Section Number	Account Number	Account Name
1	975431	Aculsha Nominees
2	669465	Alibiprops 13 (Pty) Ltd
3	693028	Barnato Exploration
4	691493	Beachcove Holdings
5	n/a	Clifton Dunes Investments 67
6	620740	CMC
7	648410	CMMS
8	657379	Continental Goldfields
9	686923	Cool Ideas
10	671982	Equitant Trading
11	664656	First Wesgold
12	626986	First Wesgold
13	620666	Glass Resources
14	958512	Hothouse Investments
15	942110	Inkwenkwezi
16	986166	Itsuseng
17	649558	JCI Gold
18	959064	Kabusha Mining and Finance

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Annexures (continued)

Section Number	Account Number	Account Name
19	928887	Kemonshey Holdings (Pty) Ltd
20	915983	Lundu Sul
21	655530	Matodzi Resources
22	954487	Moregate
23	924977	New Heights 120
24	655530	New Mining Corporation Limited
25	986737	Onshelf Investments
26	933549	Orlyfunt
27	938290	Pan Palladium South Africa (Pty) Ltd
28	692343	Paradigm Shift
29	986240	Paradise Creek Investments 83
30	940445	Phikoloso Mining (Pty) Ltd
31	652289	Phoenix
11.2	T-Sec trading accounts –Pilgrims Rest Estates Limited to RBK	
1	632281	Pilgrims Rest Estates Limited
2	655050	Randgold & Exploration
3	644617	Rand Leases
4	633701	Randgold – Scrip Lending
5	986232	Slipknot
6	946772	Trans Benguela
7	933549	Up-on-Point Properties 67 (Pty) Ltd

Annexures (continued)

Section Number	Account Number	Account Name
8	668087	Western Areas
9	671958	Western Areas
10	657122	Western Areas
11	929067	Weston Investments
12	654780	Wolwekloof carry account
13	640987	Wolwekloof Investments
14	985168	PB Bawden
15	625087	RBK carry account
16	625178	RBK
17	625160	RBK

Abbreviations

Descriptions and explanations of terms and abbreviations relevant to this report are listed below. These descriptions and explanations are intended to simplify the report content and are not intended to be authoritative.

Aflease	The Afrikaner Lease Limited
Alibiprops	Alibiprops 13 (Pty) Ltd
ASIH	African Strategic Investments (Holdings) Ltd
BDA	Broker Dealer Accounting system for the JSE
BEE	Black Economic Empowerment Entity
Benoryn	Benoryn Investments (Pty) Ltd
BNC	BNC Investments (Pty) Ltd (formerly Alibiprops 13 (Pty) Ltd)
Bookmark	Bookmark Holdings (Pty) Ltd
Buitendag	Hendrik Christoffel Buitendag
CAM	Consolidated African Mining Ltd
CHDC	Charles Cornwall
Computershare	Computershare Investor Services (CI) Ltd
CMMS	Consolidated Mining Management Services Ltd
CG	Continental Goldfields
DRD	Share code used for Durban Roodepoort Deep Ltd shares listed on the JSE
Equitant	Equitant Trading (Pty) Ltd
First Wesgold	First Wesgold Mining (Pty) Ltd
Hothouse	Hothouse Investments (Pty) Ltd
Investage	Investage 170 (Pty) Ltd
Itsuseng	Itsuseng Strategic Investments (Pty) Ltd
JCD	Share code for JCI shares on the JSE
JCDD	Debenture code for JCI debentures listed on the JSE

JCI	Johannesburg Consolidated Investments Ltd
JSE	JSE Securities Exchange South Africa
Kemonshey	Kemonshey Holdings (Pty) Ltd
Kabusha	Kabusha Mining and Finance (Pty) Ltd
Lunda Sul	Lunda Sul Holdings (Pty) Ltd
NASDAQ	NASDAQ National Market, USA
New Heights	New Heights 120 (Pty) Ltd
Notable	Notable Holdings (Pty) Ltd
Paradigm	Paradigm Shift cc
Phikoloso	Phikoloso Mining (Pty) Ltd
Poole	George William Poole
Rapitrade	Rapitrade 306 (Pty) Ltd
RARK	Roger Kebble
RBK	Brett Kebble
RGE	Randgold & Exploration Company Limited
Rice Rinaldi	Rice Rinaldi Securities
RNG	Share code for RGE shares listed on the JSE
RNGR	Share code used by T-Sec for RRL shares
RR(H)	Randgold Resources (Holdings) Ltd
RRL	Randgold Resources Limited
SEC	Securities Exchange Commission, USA
SLA	Scrip lending agreement
SocGen	Societe Generale, Johannesburg Branch
Stratton	John Stratton
T-Sec	Tlotlisa Securities (Pty) Ltd
Tradek	Tradek (Pty) Ltd, renamed and now known as T-Sec.
Trans Benguela	Trans Benguela Logistics (Pty) Ltd
Trinity	Trinity Holdings (Pty) Ltd
Tuscan	Tuscan Mood 1224 (Pty) Ltd/Tuscan Mood 1224 cc
Umbono FAS	Umbono Financial Advisory Services (Pty) Ltd
Viking	Viking Pony Properties 359 (Pty) Ltd
Zelpy	Zelpy 1960 (Pty) Ltd, subsequently renamed Kabusha Mining and Finance (Pty) Ltd

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1. Background

1.1 Evidence exists confirming that RGE's assets were "looted" by the former directors, acting in concert with certain of the directors of JCI Limited, to fund their own lifestyles and to provide funding to the JCI Group, without receiving full value.

1.2 The assets that actually existed and had value were systematically misappropriated and sold with the proceeds laundered through a complex web of special purpose vehicles. The laundering of the funds derived from the theft of RGE's assets was done to disguise the source of the criminal funds. The funds were then channelled into numerous different bank accounts to provide a safe haven and then used to obtain a financial return by using legitimate and illegitimate businesses, often by investing the laundered proceeds back into JCI group companies (e.g. CMMS) by way of loan account or by investing in personal businesses.

1.3 Securities fraud was another means of misappropriating funds with the issue and listing of new RGE shares. At least 16,8 million RGE shares were issued and listed on the JSE and NASDAQ, between July 2003 and October 2004, disguised as being for the acquisition of shares in BEE companies, the purchase of mining equipment and interests in diamond concessions. The new shares were then sold in the market and the proceeds of the crimes laundered through a series of special purpose vehicles with trading accounts at a certain registered stockbroker.

1.4 The securities fraud extended to misappropriating funds from the theft of RGE's investments in RRL and DRD listed equities and then lending the proceeds to CAM to enable CAM (the predecessor to JCI) to take out the minority shareholders of JCI Gold Ltd in terms of a Companies Act section 311 scheme of arrangement that became operative in July 2002. The lent funds were then repaid to the perpetrators of the theft, Investage and BNC, in a classic money laundering transaction, providing liquidity to them to then take up their rights in a CAM rights offer and then to subsequently deal in the now JCI listed shares.

1.5 The assets of RGE as at 31 December 2003 had essentially been (or were in the process of being) misappropriated and replaced by fictitious assets through a series of fraudulent transactions designed to conceal the thefts.

1.6 The listed companies share capital had also been inflated by the fraudulent issue and listing of new shares in flagrant contravention of the JSE's listing rules, the Companies Act, 1973 and of the NASDAQ's securities laws.

1.7 The assertions made by the directors and the assurances provided by the external auditors in the audited financial statements of RGE for the year ended 31 December 2003 was fraudulent. Similarly the assertions made by the directors in the reviewed preliminary announcement for the year ended 31 December 2004 are fraudulent.

1.8 The directors of RGE as at 31 December 2004 and 2003 were responsible for the advancement of share owner interest in the company, through the assumption of responsibility for "directing" the management of RGE's assets and property.

1.9 We make the following observations based on the findings of our investigations:

- RGE has been systematically "looted" of its asset base through the fraudulent conduct of certain of its former directors;
- RGE has falsified its issued share capital base, diluting share owner interests;
- RGE has submitted false SEC filings, contravened JSE Listing and NASDAQ rules; and
- RGE has no meaningful economic resources that can be used to carry out its economic activities. Its depleted asset base cannot provide any future economic benefits that eventually will result in net cash inflows.

1.10 RGE has been fatally wounded by the fraudulent conduct of certain of its directors. In our opinion it has little prospect of recovering significant monies from claims it will have against those individuals and corporate entities that have stolen its assets and any such recoveries will be depleted by the legal costs in asserting such claims.

1.11 RGE should propose scheme of arrangements in terms of Section 311 of the Companies Act between itself, its members and its creditors, whereby its remaining tangible assets should be identified, measured and transferred to a Newco. Arrangements under Section 311 are of the widest character with the only limitations being that the scheme cannot authorise something contrary to the general law or wholly ultra vires the company. There are many variations of Section 311 schemes which can be considered and then proposed. We do not attempt to deal with these, but rather to suggest a way forward in broad terms.

1.12 Similarly, JCI, including its subsidiary CMMS, should follow a similar procedure with the transfer of its tangible assets to Newco. The Scheme should address the capitalisation of Newco including the ratio of shares to be issued to the former shareholder's of RGE and JCI. The ratio calculation would need to take into account the realistic claims each of the respective set of shareholders would have had against each other. This simplified mechanism would obviate the circumstance which may arise where the claims of the one company may result in the factual insolvency of the other which in turn could result in the factual insolvency of the claimant itself. If the sets shareholders are to salvage anything out of this corporate pillage, then in conjunction with the creditors of the three companies, the shareholders and creditors should approve and propose a workable scheme.

2. Umbono FAS mandate, scope, report format and qualifications to our report

2.1 Mandate

2.1.1 We were not presented with a written mandate. We attempted to encapsulate verbal requests from the chief executive and financial director into a written mandate but this was never approved and hence not signed. We have endeavoured to conduct the investigation throughout based on ad hoc requests and changes in emphasis by the executive directors.

2.1.2 In accordance with our unsigned engagement letter dated 14 October 2005, we were verbally mandated by the chief executive and the financial director, to conduct a limited investigation into certain aspects of the trade, dealings, affairs or property of RGE. The principal objectives of our investigation were to investigate:

- The shareholding of RGE/RR(H) in the RRL shares
- The Phikoloso transaction
- The alleged transfer of listed investments between RGE and JCI
- The factual solvency of RGE at 30 September 2005
- The role of the external auditors
- Investigation into potential market abuse

2.1.3 We were not mandated to and did not conduct an audit in compliance with generally accepted auditing standards.

2.2 Scope

2.2.1 The scope of our investigation was originally limited to those issues/objectives set out in 2.1.1 above.

2.2.2 We were not given a mandate to investigate all known irregularities nor were we given an open mandate to investigate issues arising from our findings.

2.2.3 During the course of our investigation and prior to 23 February 2006 (when our mandate was terminated by the Board of Directors) we were requested by the financial director to cease our investigations and produce a series of adjustments, based on our findings to date, for purposes of finalising the 2004 and 2005 annual financial statements. This was overridden by the chief executive who wished the investigation to continue, especially in regard to those issues raised as incomplete in our 5th interim progress report dated 26 January 2006.

2.3 Report format

2.3.1 Section 3 of the report sets out the work which we have performed. Section 4 provides a summary of our findings. Section 5 onwards deals with our detailed findings.

2.3.2 Our report has been prepared in conjunction with various annexures, which should be read in conjunction with this report.

2.4 Qualifications to our report

2.4.1 This report is provided solely as an internal document, for the addressees and their legal counsel, to assess the extent of the fraudulent conduct of the former directors of RGE, acting in concert with certain former directors of JCI and senior management of both companies, in the depletion of RGE's economic resources. It may not be used for any other purpose or disseminated to any person without the prior written consent of Umbono FAS.

2.4.2 Our report deals only with the documentation with which we have been provided, together with other information which we have been able to obtain from third parties.

2.4.3 In compiling this report, we have accepted and relied on representations from persons in the employ of JCI, CMMS and RGE, from persons formerly in the employ of these companies and from third parties and the authenticity of documents provided to us. In order to make these representations and documents admissible for Court purposes, the authors of the representations and documents would have to confirm these in the relevant Court process.

2.4.4 Should it come to light that material information has been withheld or additional information is brought to our attention, we have the right to amend our report.

2.4.5 In conducting searches on individuals and entities we have used publicly available databases, maintained by third parties. We cannot and do not guarantee the accuracy or currency of the information contained in these databases, which are themselves based on data maintained by Government and other agencies which is known to be out of date in some instances, either as a result of failure by the individuals and entities concerned to submit the required information in a timely manner or as a result of delays in processing.

2.4.6 This report is incomplete and accordingly does not cover all the suspected irregularities and frauds, which RGE has been the victim of. Our mandate was terminated on Thursday 23 February 2006 by the Board of Directors whilst we were in process of completing our investigations.

2.4.7 We have not completed the following aspects of our draft mandate:

- An examination of the role of the external auditors for the financial years ended 31 December 2002 and 2003

- The alleged transfer of listed investments between RGE and JCI; and

- The determination of the factual solvency of RGE at 30 September 2005;

3. Work performed

3.1 After preliminary discussions with the executive directors, former directors, company secretaries and other company officials it became clear that the investigation needed to centre around:

- The issuing and listing of new RGE ordinary shares and related allegations of market abuse;

- The whereabouts of the RRL shares and the proceeds from trading in such shares; and

- The alleged misappropriation of RGE's assets to fund the activities of JCI Ltd and its subsidiaries.

3.1.1 Accordingly our initial focus was to investigate the share dealing activities conducted by and through T-Sec. It soon became apparent that the Kebbles, Buitendag and Stratton, the company secretaries and Poole, the RGE Investor Relations manager, had dealt extensively in listed equities through a myriad of trading accounts at T-Sec, some of which were clearly abused to deal fraudulently in the property of RGE.

3.1.2 An investigation into the trade, dealings, affairs or property of RGE would be still born without a thorough investigation of the trading activities conducted by and through T-Sec.

3.2 The evidence of fraudulent conduct by certain of the former directors of RGE, acting in concert with certain of the former directors of JCI, was then analysed and summarised with a view to recovering the stolen assets of RGE. To this end we have been working closely with RGE's legal teams to (i) gather further evidence through the medium of section 417 enquiries into the insolvent estates of various entities against which RGE has material claims, and (ii) consider and formulate base and damages claims against JCI, CMMS and other related and third parties.

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3.2 Discussions held

3.2.1 We have held discussions with the following:

RGE/JCI:

Peter H. Gray

Chris Lamprecht

R.A.R. Kebble

John Stratton

Hennie Buitendag

Brenda Madumise

Shaun Bryans

Benita Morton

Richard Pearcey

Jill Bailey

Pieter Henning

Patricia Beale

Marlene van Schalkwyk

Margie van Straatten

T-Sec:

Leonard Steenkamp

Malan Saaiman

Martin van Zyl

Thelma Zyl

Darwood Ndebele

Tertia Penkin

SA Stockbrokers:

John Balderson

Brian Brown

Angela Zoulis

JSE:

Doug Dould

Tabacks:

Laurens van Staden

Investec Bank:

Glynn Burger

Milton Samios

Itsuseng/Phikoloso

Andile Nkuhlu

Luembe Mining (Lunda Sul Holdings)

Dimitri Perrevos

Imara SP Reid

Anne Mackeurtan

Isabel Rindell

John Cuzon – Legal Representative

Catwalk Investments 294

Martin Irish

Bookmark/Matodzi/T-Sec Holdings

Sello Rasethaba

SocGen

Mathieu Maurier

H Soellaart

4. Summary of findings

4.1 Shareholding in RRL shares

RGE had an indirect investment in 10 360 000 RRL shares as at 31 December 2005, 14 110 000 RRL shares as at 31 December 2004 (previous disclosure 18 358 000), 10 460 000 RRL shares as at 31 December 2003 (previous disclosure 10 785 000) and 12 360 000 RRL shares as at 31 December 2002 (previous disclosure 13 312 481).

Between April 2002 and August 2005, 9 692 481 RRL shares were sold with net proceeds of R 951 543 322 repatriated to South Africa. RGE/RR(H) did not receive credit for the sale of all these shares and the net proceeds.

On a post-split basis, RGE/RR(H) did not receive any benefit from the sale of 7 511 481 RRL shares and a base claim totalling R 658 743 170 has been computed against the following counterparties:

	(R)	Actual Shares
• New Heights/Investage	54 115 233	800 000
• Wolwekloof/RARK	10 211 008	152 481
• Alibiprops	209 753 104	1 509 000
• CMMS	384 663 825	5 050 000
	658 743 170	7 511 481

RGE/RR(H) only received direct benefit of R 292 800 152 from the sale of its RRL shares through T-Sec.

An additional base claim exists against JCI for the 5 460 000 RRL shares "borrowed" by JCI and on-lent to Investec Bank (UK) Ltd. This base claim has been computed at 31 December 2005 at R 111.40 per share, being R 608 244 000. This excludes any proceeds which may have been derived indirectly by RGE/RR(H) from the scrip lending/hedged equity funding structure between JCI and Investec Bank (UK) Ltd or from any funding by related parties out of the proceeds of such sales.

As at 31 December 2005 RGE/RR(H) have derecognised 5 460 000 RRL shares "borrowed" by JCI and on-lent to Investec Bank (UK) Ltd and a further 900 000 RRL shares purportedly held by Paul Main, presumably off-shore. RGE has disclosed in its most recent SEC schedule 13G/A Filing that it holds 4 000 000 RRL, being the shares pledged to SocGen as at that date.

4.2 The Phikoloso Transaction

This BEE transaction was contrived with two principal objectives:

ii) to secure a BEE shareholding of some 19% in RGE; and

ii) to issue and list new RGE shares as a purchase consideration for a newly incorporated special purpose vehicle, ostensibly owned by a BEE consortium, with substantially fictitious assets and then to deal in such shares to provide liquidity and personal gain for certain former directors and company officials.

8 800 000 RGE shares with an approximate market value of R 268 000 000 were issued in return for a 100% stake in Viking which purportedly was to hold a 75% stake in a BEE mining company, Kabusha. Prior to Viking's incorporation, Kabusha had negotiated to acquire 23 million shares in Aflease from Benoryn for R92 million, to be funded by JCI. The purchase consideration was to be paid into two tranches – the first R40 million, the second R52 million.

JCI did not meet its commitment to fund the first tranche and it would appear that the directors of Kabusha then decided to "sell" 8 100 000 Aflease shares on the market to secure settlement and thereby a source of funding to pay the first tranche. T-Sec bought these shares, RGE settled and the shares were immediately transferred from RGE's trading account to CMM's trading account. Kabusha has regarded this as a secured loan from RGE. At no stage did RGE record this transaction as an investment in Aflease shares, in fact it recorded this as an acquisition of mineral rights in Sierra Leone. RGE confirmed to the external

auditors of Kabusha that it held the 8 100 000 Aflease shares on Kabusha's behalf, despite the fact that CMMS had "borrowed" these shares.

The JCI commitment to fund the tranche of R52 million was also not met. By this stage the funding requirement for the Aflease shares had been regularised by way of a loan agreement for R92 million between Viking and Kabusha. JCI, in its audited consolidated annual financial statements for the year ended 31 March 2004, disclosed these same shares as "borrowed". This amount was eventually settled, with interest, by JCI.

In order to bolster Viking's net asset value at the date of acquisition to justify the purchase consideration, fictitious investments in Aflease, Harmony Gold and Amplats had been created by way of false brokers notes. These non-existent shares were "sold" to RGE subsequently and then lent to Bookmark in a SLA to disguise their non-existence. At 31 December 2003 they were reflected as listed investments in the audited financial statements of RGE. They remained listed investments through 31 December 2004 and 31 December 2005.

The transaction is substantially fraudulent and the issue and listing of new RGE shares to consummate this BEE transaction constitutes fraud and market abuse.

4.3 The SLAs with Kemonshey and Notable

Two SLA's with several addendums to each, were entered into between RGE (and sometimes RR(H)) with Kemonshey and with Notable, a Gibralter and an Australian registered company respectively. Both SLA's were signed by Stratton, a director of JCI, acting in the capacity of agent for Cornwall and RBK for Kemonshey and Notable respectively.

The Kemonshey SLA was conceived to conceal the misappropriation of 952 481 RRL shares in 2002, the Notable SLA to conceal the misappropriation of 3 000 000 DRD shares in 2000.

Of the 952 481 RRL shares "lent" to Kemonshey, we have traced the sale of 800 000 shares through a T-Sec trading in the name of New Heights with the proceeds eventually being placed in a money market deposit account at Corpcapital Bank in the name of Investage. We have also traced the proceeds of the sale of the balance of 152 481 RRL shares to the Wolwekloof carry trading account at T-Sec. We are still awaiting confirmation from T-Sec as to the beneficiary of these funds.

The 3 000 000 DRD shares, the subject of the Notable SLA, were sold in February and March 2002, with the proceeds being paid to Frankel Consulting (R 27 986 984) for onward settlement of a RBK/BNC liability to SocGen, and the balance (R 62 035 094) being deposited into a RARK private bank account of ABSA. These proceeds were used as follows:

- R 34 500 000 was channelled through Brait to CorpCapital Bank in a term deposit in the name of BNC;
- R 25 000 000 was channelled through a Bowman Gillfillan trust account to Brait, then to CorpCapital in a term deposit in the name of BNC;
- The balance remained in the ABSA private bank account.

Both these SLA's were fraudulent and Stratton has admitted to this. (Refer 4.6 and 10. below)

4.4 Bookmark and the SLAs

The fictitious Aflease, Harmony Gold and Amplats shares, fraudulently imputed into Viking's balance sheet and subsequently sold to RGE (refer to 4.2), together with the "missing" RRL shares (refer 4.1) were the subject to of two separate SLAs, the first between RR(H) and Bookmark.

A third SLA between JCI and Bookmark, constructed to allow Bookmark to provide RR(H) with security cover for the second SLA was also entered into.

None of these SLA's, signed by Buitendag on behalf of each of RGE, RR(H) and JCI and by S. Rasethaba were given effect to. They are fraudulent SLA's designed to conceal fictitious shares and unauthorised sales, lendings and misappropriations of RRL shares.
These transactions, ostensibly designed to provide Bookmark with funding to consummate BEE transactions and with working capital are fraudulent and thereby voidable.

4.5 The Angolan Operations

Despite bona fide attempts to establish diamond mining operations in Angola, the various projects were transformed into opportunities to issue and list new RGE shares, ostensibly to acquire stakes in South African BEE concessions, and then to steal such shares originally placed in T-Sec trading accounts controlled by Poole and Beale.

4 960 000 RGE shares were issued in respect of three separate projects and placed in a single T-Sec trading account in the name of Lunda Sul. These shares were then sold and the monies placed in various bank accounts as follows:

	(R)
• RBK	30 810 000
• Tuscan Mood	22 800 000
• JCI Resources	4 200 000
• Gullivers Travels	8 000 000
• National Airways	6 400 000
	72 210 000

A further 1 492 000 RGE shares were issued for a fourth Angolan project and placed in a CMMS trading account at T-Sec. The whereabouts of these shares and/or the proceeds of their sale was the subject of a separate forensic investigation.

The issue and listing of the 6 452 000 RGE shares was fraudulent, in contravention of the JSE listing rules (in particular rule 4.14) and constitutes market abuse.

4.6 The Investage and BNC transactions

Commencing 8 February 2002 till 25 February 2002, 3 000 000 DRD shares belonging to RGE were sold through a "myriad" of trading accounts held at T-Sec and Rice Rinaldi. The proceeds of these shares being approximately R90 million were laundered through a "myriad" of bank accounts (inter alia – RARK's – ABSA Private bank account; New Height's – Current account held at Standard Bank Alberton, Brait's – term deposit account, Frankel Consulting's - Nedbank account) and ultimately found their way into two Corpcapital term deposit accounts in the name of BNC and Investage.

On 18 February 2002 R27 986 984 of the above proceeds were transferred to a Frankel Consulting Nedbank account (number 1426000170).

On 12 April 2002, Frankel Consulting made payment of the sum of R27 986 354.63 to Societe Generale Johannesburg Branch (SG) in part settlement of a debt which R.B. Kebble and his company BNC had incurred on 23 May 1997. This debt arose as a result of a breach in terms of a cumulative redeemable preference share scheme which had been entered into between BNC and SG in an amount of R125 000 000 subscribed for on 26 May 1997 and redeemable on 30 May 2001.

In addition to the DRD shares sold, 952 481 RRL shares were sold – 800 000 of these shares were sold through the New Heights trading account at T-Sec and derived proceeds of R54 115 088, 152 481 RRL shares were sold through the Wolwekloof carry trading account at T-Sec and realised R 10 211 008 – the proceeds were then deposited into a Corpcapital term deposit account in the name of Investage.

The above proceeds of the 3 million DRD and 952 481 RRL shares realised approximately R155 000 000. On 15 July 2002 an amount of approximately R155 000 000 was transferred to the JCI Gold scheme account held at First National Bank, Carlton Centre, account number: 6203 6044 494. Loan agreements were entered into between Investage and BNC in the

amount of R 70 million and R 85 million respectively with CAM, the proceeds from these loan accounts to be used by CAM to distribute to scheme participants the cash component in terms of the JCI Gold Limited section 311 scheme of arrangement.

In order for CAM to redeem *inter alia* the above loans from Investage and BNC of R70 million and R85 million, CAM effected a rights offer. BNC and Investage acted as underwriters in this rights offer.

As a result of the above transactions, Investage and BNC each received approximately 155,4 million and 188,8 million CAM shares respectively– being approximately 1 share at 45 cents for every R1 lent.

With effect from 30/12/2002, Investage commenced selling the CAM shares (which had now become JCI shares) and by 30/01/2003, Investage had sold 75,2 million of the 155 million JCI shares. On 15/7/2003 a further 40,2 million JCI shares were sold by Investage, leaving behind a balance of 40 million JCI shares.

Of the 188.8 million JCI shares received by BNC; 132.4 million shares were transferred to Hawkhurst as a result of a pledge agreement entered into with BNC; 55.6 million shares were transferred to Fordcraw Properties trading account held at T-Sec in respect of a loan of R 25 million which had arisen in the past and 310 000 JCI shares were transferred into the Western Areas Share Incentive Trust trading account held at T-Sec, the mandate holder being Poole.

Our investigation has as yet not revealed the whereabouts of the remaining 40 million JCI shares held in the Investage account, nor the 0,5 million shares left in the CSDP account of BNC.

5. Shareholding in Randgold Resources Limited shares

5.1 Introduction

5.1.1 We were engaged by the Board of Directors of (RGE) to conduct an investigation into its indirect holding in RRL listed ordinary shares.

5.1.2 RRL shares were held directly by a company incorporated in the Channel Islands, RR(H), a wholly owned subsidiary of RGE. RRL has a dual listing, on the London Stock Exchange and on NASDAQ. Prior to our engagement to conduct the investigation there had been speculation in the media that millions of RRL shares held directly by RR(H) and indirectly by RGE were unaccounted for. We have completed our investigation into the alleged "missing" RRL shares, subject to tracing the sale consideration on a parcel of 152 481 RRL shares which were either sold or exchanged for Western Areas shares in line with the settlement terms of a SLA with Kemonshey (refer 7 below). We suspect these shares were stolen, the proceeds of which were used to take up rights in CAM (refer 10. below).

5.2 Reconciliation of RRL Shares Held

5.2.1 Attached as annexures 5.1 and 5.2 are reconciliations of the number of RRL shares held by ASIH (formerly RR(H)) at each of 31 December 2002, 2003 and 2004 and as at 15 November 2005.

5.2.2 The required restatement of RGE's annual financial statements for 31 December 2003, including the comparatives for 31 December 2002, and the reviewed preliminary results for the year ended 31 December 2004 are set out below (Refer annexure 5.2(a)):

5.2.3 Year ended 31 December 2003 - audited

Pre-split basis	Number of RRL shares		
	Previously disclosed	**As restated**	**Difference**
Shares held at 31 December 2002	13 312 481	12 360 000	952 481
Shares sold in 2003	(2 527 481)	1 900 000	627 481
Shares held at 31 December 2003	**10 785 000**	**10 460 000**	**325 000**

5.2.4 Year ended 31 December 2004 - reviewed

	Number of RRL shares		
Post-split basis	**Previously disclosed**	**As restated**	**Difference**
Shares held at 31 December 2003	21 570 000	20 920 000	650 000
Shares sold in 2004	(3 212 000)	(6 810 000)	3 598 000
Shares held at 31 December 2004	**18 358 000**	**14 110 000**	**4 248 000**
Shares sold in 2005		(3 750 000)	
Shares held at 15 November 2005		10 360 000	

5.2.5 This cumulative difference in the number of shares of 4 248 000 is made up as follows:

	Reference	**Number of shares**
Difference in opening balance of shares on hand at 1 January 2004 (being the 325 000 pre-split shares sold by Alibiprops in 2003)	Par 5.2.4	650 000
Difference in number of shares actually sold in 2004 and shares disclosed as being sold	Annexure 5.1	3 598 000
Being shares sold by Alibiprops in 2004		2 248 000
Being shares sold by CMMS in 2004, not recorded as sales in either number nor value by RGE		1 350 000
	Par 5.2.4	**4 248 000**

5.2.6 At 31 December 2004, the reviewed preliminary results of RGE for the year ended 31 December 2004 (refer annexure 5.43) disclose that RGE had an indirect shareholding in RRL of 30,9%, being 18 358 000 RRL shares when in fact it had only 14 110 000 RRL shares or a 23,75% holding. The 14 110 000 includes 5 460 000 RRL shares lent by JCI to Investec Bank (UK) Ltd.

5.2.7 RRL shareholdings

	As previously disclosed	As restated	Difference
	Number of shares post-split basis		
At 31 December 2004	**18 358 000**	**14 110 000**	**4 248 000**
Held by: *(Note 1)*			
Lent to an Empowerment Entity	9 890 500	-	(9 890 500)
Held in escrow to secure Angolan Diamond concession option – Paul Main	2 000 000	2 000 000	-
Lent through JCI to Investec Bank (UK) Ltd	-	5 460 000	5 460 000
Pledged to SocGen	-	6 650 000	6 650 000
Held directly and indirectly at year end	6 467 500	-	(6 467 500)
At 31 December 2004	**18 358 000**	**14 110 000**	**4 248 000**

At 15 November 2005		**10 360 000**	
Held by:	Annexure		*Notes*
Lent through JCI to Investec Bank (UK) Ltd in terms of an overseas securities lending agreement dated 3 March 2004	5.3.9	5 460 000	*2*
Pledged to SocGen		4 000 000	*3*
Paul Main		900 000	
At 15 November 2005		**10 360 000**	

Note 1 – Disclosure of how the 18 358 000 RRL shares purportedly on hand at 31 December 2004 was made in the Reviewed Preliminary Results for the year ended 31 December 2004 (Refer annexure 5.43). This disclosure is both fraudulent and misleading. The actual shares on

hand were either 14 110 000, as reflected in the table above, or 8 650 000 if the 5 460 000 shares lent by JCI to Investec Bank (UK) Ltd are derecognised (Refer annexure 5.2(a)). No disclosure is made of the shares "borrowed" by JCI and on-lent, nor is any disclosure made of the 6 650 000 RRL shares pledged to SocGen. The Bookmark RR(H) SLA (Refer 8 below) was "manufactured" to obfuscate the fact that 5 460 000 RRL shares had been taken by JCI and that 4 248 000 RRL shares had been sold in 2003 and 2004 in excess of that disclosed.

Note 2 - These RRL shares were lent by JCI to Investec Bank (UK) Ltd in a hedged equity funding structure, with JCI receiving stock loans of R208 794 832.90 (refer annexure 5.23).

Note 3 – Subsequent to this date these shares, pledged to SocGen were converted into ADR format and sold on NASDAQ on 19 January 2006.

5.2.8 The above share movements and shareholdings have been reconstructed from:

- An analysis of all sales of RRL shares in the database records of stockbroker, T-Sec;
- An analysis and reconciliation of all "connected" trading accounts in the database records of stockbroker, T-Sec;
- Share trading records of Barnard Jacobs Mellet in Stamford, Connecticut – reconciling RRL shares sold in ADR format on the NASDAQ to the BDA pro-forma share trading records of the instructing broker, T-Sec in Johannesburg;
- Identifying RRL shares sold through various T-Sec trading accounts (refer 5.3.7 below) which were not recorded in the books and records of RGE and African Strategic Investment (Holdings) Ltd;
- A review of all SLAs where the scrip lending shares were RRL shares (refer 7 below)

- A review of RGE's annual financial statements for the years ended 31 December 2002 and 2003 as well as the Reviewed Preliminary Results for the year ended 31 December 2004; and

- Independent confirmations received directly from Investec Bank (UK) Ltd and SocGen, Johannesburg branch. We have not received any direct confirmations from Paul Main confirming the number of RRL shares in his possession at 31 December 2004 and 15 November 2005. The recoverability of these shares will need to be assessed by the directors and auditors of RGE when considering the fair value of RGE's indirect investment in RRL.

5.2.9 With an indirect shareholding of 14 110 000 RRL shares and 10 360 000 RRL shares as at 31 December 2004 and 15 November 2005 respectively, an assessment will need to be made as to whether RRL is an associate or simply a listed investment. If the shares lent to Investec Bank (UK) Ltd by JCI are to be derecognised as a financial asset by RR (H), then clearly the investment is merely a listed investment.

5.2.10 Analysis of the difference between the restated shareholding in RRL and that previously reported

At 31 December 2003, the annual financial statements in note 11 – Investment in Associate – has the following disclosure:

	Effective group holding		**Number of shares held**		**Market value**	
	31 Dec 03 %	**31 Dec 02 %**	**31 Dec 03 '000**	**31 Dec 02 '000**	**31 Dec 03 R'000**	**31 Dec 02 R'000**
Shareholding Randgold Resources	36,86	48,12	10 785	13 312	1 986 970	1 671 166
As restated	35,75	44,68	10 460	12 360	1 927 094	1 551 654
Difference	1,11	3,44	(1) 325	(2) 952	59 976	119 512

Note (1) *The difference of 325 000 shares (pre-split) represents RRL shares sold by Alibiprops with a T-Sec trading account in the name of RBK, in 8 separate trades between 14 November 2003 and 8 December 2003, the net proceeds of which were R55 060 350 (refer 5.3.8).*

Note (2) *The difference of 952 481 shares represents RRL share certificate 906 (refer annexure 5.41), which was split out of the original RRL share certificate 746, registered in favour of RR(H), for 13 312 481 shares (refer annexure 5.42) on the instructions of DJ Haddon, the company secretary for RRL, dated 3 April 2002 (refer annexure 5.39).*

5.3 RRL Share Split and the initial misappropriation of RRL shares

5.3.1 Haddon instructed Computershare to:

- return certificate 899 for 7 360 000 shares to ABSA Bank Limited as they were the subject of a pledge and
- return the remaining 6 certificates to RGE totalling 5 952 481 shares.
  (Refer annexure 5.39)

On 3 April 2002, some 3 hours after Haddon's instructions to split the shares, as set out above, RARK, in his capacity as chairman of RRL, varied the instruction to Computershare requesting that 952 481 shares be registered in the name of:

Durlacher Ltd (as nominee)
4 Chriswell Street
London
EC1L 4VD
Contact: Mr John Daniels (refer annexure 5.40)
Durlacher Ltd is a UK stockbroker according to Brian Brown of SA Stockbrokers.

The letter dated 3 April 2002 was signed by Jill Bailey (Buitendag's secretary) on behalf of RARK. It is not clear how RGE were able to access the RRL shares from their authorised dealer, The Standard Bank of South Africa Ltd.

5.3.2 The share split was performed by Computershare as follows:

	Annexures	Number of shares
1 new certificate (899) of		7 360 000
5 new certificates 900/1/2/3/4 of 1 million shares each		5 000 000
		12 360 000
1 new certificate 905 of	5.41	952 481
Original certificate 746 of	5.42	**13 312 481**

5.3.3 These same shares were scrip lent in terms of a SLA concluded by and between RGE and Kemonshey, incorporated in Gibraltar, on 28 March 2002 with subsequent addendums (refer to section 7 of this report dealing with the SLA). All addendums were done in the name of RR (H), as lender, and not in the name of RGE.

5.3.4 The above mentioned SLA is fictitious and was drawn to disguise the fact that these shares were sold in 2002. This back-dated SLA was used to assert that RR (H) was the registered owner of 13 312 481 RRL shares as at 31 December 2002 when in fact it only held 12 360 000 RRL shares. We have been able to trace the sale of 800 000 of these RRL shares through a trading account at T-Sec in the name of New Heights, a Poole company with Poole being the mandate holder. RBK was a director of this company together with Poole's spouse. The 800 000 shares were sold on 5 April 2002 for R54 176 850, with R54 115 088 thereof being transferred to a FNB bank account (account # 5145 232 5041) in Cape Town (branch # 261150). This is a Mallinick's trust account bank account (refer 10. below for further analysis).

5.3.5 The balance of 152 481 RRL shares were sold on 26 June 2002 through a trading account at T-Sec in the name of Wolwekloof carry account for R 10 211 008.35.

On 6 August 2003, in an internal reconciliation of RGE's indirect interest in RRL, the 952 481 shares were reflected as being sold in exchange for 3 300 000 Western Areas shares,

deemed the "settlement shares" in a purported SLA amendment agreement between RGE and Kemonshey dated 23 December 2003. The purpose of this purported amendment agreement was to change the settlement shares from 952 481 RRL shares to 3 300 000 Western Areas shares.

5.3.6 Stratton, in a meeting held at RGE's offices on 28 February 2006, admitted that the Kemonshey SLA was fraudulent and drawn for the purposes stated above. He also stated he had sought indemnity from RBK for being a party to a fraudulent agreement.

5.4 Value of RRL shares misappropriated and the formation of base claims:

Claim against	Date	Number of RRL shares		Base claim
		Actual	Post-split	(R)
New Heights/Investage	2002	800 000	1 600 000	54 115 233
Wolwekloof/RARK	2002	152 481	304 926	10 211 008
2002 – sub total		**952 481**	**1 904 926**	**64 326 241**
Alibiprops – RBK	2003	325 000	650 000	55 060 350
2003 – sub total		**325 000**	**650 000**	**55 060 550**
CMMS	2004	1 300 000	1 350 000	72 937 428
Alibiprops – RBK	2004	1 184 000	2 248 000	154 692 754
2004 – sub total		**2 484 000**	**3 598 000**	**227 630 182**
CMMS	2005	3 750 000	3 750 000	311 726 397
2005 – sub total *(1)*		**3 750 000**	**3 750 000**	**311 726 397**
Total		**7 511 481**	**9 902 926**	**658 743 370**

Note (1) – these shares may not have been misappropriated.
The external auditors have been requested to await where the proceeds have been credited.
(refer to section 5.4.1).

5.4.1 Summary of base claims

	(R)
CMMS	72 937 428
Alibiprops/RBK	209 753 104
New Heights/Investage	54 115 233
Wolwekloof/RARK	10 211 008
Total – 31 December 2004	**347 016 973**

This summary excludes any base claim against CMMS for RRL shares sold in 2005. It is not clear whether CMMS gave full or partial credit to RR(H) or not, for 2005 RRL share sales. If no credit was given then the base claim against CMMS would increase by R311 726 397 – refer 5.4 above and annexure 5.3.

In addition the base claims set out above do not include any claim which RGE/RR(H) may have against JCI for the 5 460 000 RRL shares lent to Investec Bank (UK) Ltd (refer 5.3.4-*note 1*).

5.4.2 Based on our reconciliation of the so-called "missing" RRL shares we have formulated a base claim as at 31 December 2005 together with a computed loss to ascertain a damages claim against the recipients of the proceeds of the stolen shares.

Claim against	**Number of shares** *(1)*	**Base claim** *(2)* **(R)**	**Computed loss** *(3)* **(R)**	**Total claim** *(4)* **(R)**
Investage/BNC *(5)*	1 904 962 *(6)*	64 326 241	124 212 326	188 538 567
Alibiprops	2 898 000	209 753 104	113 084 096	322 837 200
CMMS	1 350 000	72 937 428	77 452 572	150 390 000
Total	**6 152 962**	**347 016 773**	**314 748 994**	**661 765 767**

This computation of the base and total claim, excludes any claim against CMMS for RRL shares sold in 2005. If the RRL shares sold by CMMS on 2005 are imputed into the base claim (refer 5.4.1 above), then the total claim against CMMS would increase by R417 750 000 including an additional base claim of R 311 726 397 (refer annexure 5.4).

Notes:

(1) The number of shares is expressed on a post split bases

(2) The base claim represents the proceeds from the theft of RRL shares

(3) The computed loss represents the difference between the fair value of the RRL shares stolen as at 31 December 2005 (the financial year end of RGE) and at 31 January 2006 and the base claims

(4) *The total claim being the sum of (2) and (3) above, excludes interest, and has been summarised by the recipient of the proceeds of the crime. Interest has still to be calculated on the base claim.*

(5) *Investage is a registered company, the directors of whom are CHDC and Poole. The proceeds of 952 481 (1 904 962 post split) RRL shares stolen and sold were diverted to this company and BNC, and together with a portion of the proceeds from the theft of 3 000 000 DRD shares, used to fund CAM's acquisition of the JCI Gold shares held by minorities in July 2002. BNC, a Kebble company, also funded CAM's acquisition of JCI Gold shares acting in concert with Investage out of the proceeds from the stolen DRD shares (refer* 10. *below)*

(6) *These shares represent the 952 481 RRL shares (pre-split) registered in the name of Durlacher Ltd nominees, 800 000 of which were sold by Poole through the New Heights trading account at T-Sec and a further 152 481 through the Wolwekloof carry trading account at T-Sec. The proceeds from the theft of 800 000 shares was laundered through a Mallinicks Trust Account in Cape Town and then subsequently placed in an Investage deposit account at Corpcapital Bank Ltd. The balance of 152 481 RRL shares were dealt with in a trading account in the name of Wolwekloof carry account – the mandate holder of which is RARK. The proceeds of the sale of these shares, being R10 211 008, were utilised as set out in section 10 of this report.*

5.4.3 In RGE's reviewed preliminary results for the year ended 31 December 2004 disclosure is made of 2 000 000 RRL shares being held in escrow to secure an Angolan diamond concession option. No disclosure is made that this is on behalf of a third party, Paul Main, who through a company called Dayspring Holdings (Pty) Ltd has or is about to secure a diamond concession referred to as the Lumanza concession. We understand that this concession has now been acquired by Rob Still of Pangea Diamond Fields.

5.4.4 The above damages claim does NOT take into account any of the RRL shares confirmed as being in the possession of Investec Bank (UK) Ltd (5 460 000 shares) and of SocGen,

(4 000 000 shares) as at 15 November 2005. We have also not been able to independently confirm whether Paul Main holds 900 000 RRL shares nor have we been informed as to whether the directors of RGE believe this to be a recoverable asset. We understand that Paul Main sold at least 550 000 of these shares.

5.4.5 The 5 460 000 RRL shares scrip lent by JCI to Investec Bank (UK) Ltd could be deemed to constitute a claim by RGE against JCI. We need to be advised accordingly in this regard. We have also not been made aware of any of the details of the so called SocGen "Structured finance" deal. To whom did the economic benefits of such a structure accrue, notwithstanding that RRL shares were held by SocGen as collateral? If the economic benefits did not accrue to the RGE Group, then RGE would have a claim for the RRL shares "pledged" to SocGen.

5.5 Actual sales of RRL shares and analysis of proceeds repatriated to South Africa

5.5.1 Investigation work performed

5.5.1.1 We commenced our investigation by scrutinising previously disclosed holdings in RRL shares in the audited consolidated financial statements of RGE for the year ended 31 December 2003 and the Reviewed Preliminary Results announcement for the year ended 31 December 2004. The shareholding as disclosed in the Reviewed Preliminary Results announcement for the year ended 31 December 2004 was as follows:

	(R)	%
Shareholding at 1 January 2004	**21 570 000**	**36.9%**
Disposed of during the year	(3 212 000)	(6.0%)
Shareholding at 31 December 2004	**18 358 000**	**30.9%**
Lent to an Empowerment Entity	9 890 500	16.7%
Held in escrow to secure Angolan diamond concession option	2 000 000	3.3%
Held directly and indirectly at end of the year	6 467 500	10.9%
Shareholding at 31 December 2004	**18 358 000**	**30.9%**

5.5.1.2 We then focused our attention on reviewing and reconciling various 'connected' trading accounts at Tlotlisa Securities (Pty) Ltd (T-Sec), a stockbroking member of the JSE Securities Exchange South Africa (JSE). T-Sec was the principal stockbroking firm through which share trading by RGE and its related parties was conducted, including trades in the non-JSE listed RRL shares. We interrogated T-Sec's database of all trading accounts to identify sales of RRL shares between April 2002 and August 2005, inclusive. This exercise provided us with details of the number of RRL shares sold in the various trading accounts together with the sale proceeds repatriated to South Africa, initially credited to T-Sec's main banking account and then transferred to 'client' accounts within the JSE Trustees system. The data extracted from T-Sec's database was then used to reconcile the number of RRL shares on hand as at 31 December 2005.

	Number of Shares	Comments
Balance at 31 December 2004	**18 358 000**	
Shares sold in 2004, the proceeds of which were repatriated to South Africa but which were not accounted for by RGE/RR (H)	4 248 000	(Refer 5.2.5 above)
Adjusted balance at 31 December 2004	**14 110 000**	
Shares sold in 2005, the proceeds of which were repatriated to South Africa.	(3 750 000)	
Balance at 31 December 2005	**10 360 000**	
Made up as follows:		
Lent to Investec by JCI Ltd	5 460 000	(Refer 5.5.2.2 below)
Pledged to SocGen	4 000 000	
	9 460 000	
Held in escrow for Angolan diamond concession	900 000	(Refer5.5.2.3 below)
Balance at 31 December 2005	**10 360 000**	
Shares lent by JCI Limited to Investec – derecognised	5 460 000	(Refer 5.5.2.2 below)
Shares held in escrow	900 000	(Refer 5.5.2.3 below)
Adjusted balance at 31 December 2005	**4 000 000**	**(Per SEC 13G/A filing)**

5.5.2 Investigation work not performed

5.5.2.1 Notwithstanding that our interrogation of T-Sec's database included extracting details of all RRL shares sold through the Consolidated Investments and Consolidated Mining Management Services (both related parties to RGE), we did not have access to these trading accounts and accordingly we did not review the reconciliations of these trading accounts.

5.5.2.2 Although we became aware during the course of our investigations that JCI Limited had entered into a scrip lending/hedged equity funding structure with Investec Bank (UK) Ltd in March 2004 and that 5 460 000 RRL shares had been borrowed by Investec Bank (UK) Ltd, we limited our investigation to confirming directly with Investec Bank (UK) Ltd that they had borrowed these shares as at 31 December 2004. We did not investigate whether Investec Bank (UK) Ltd had dealt with these shares and whether the proceeds had been repatriated to South Africa. We understand that KPMG Services (Pty) Ltd have investigated this scrip lending agreement/hedged equity funding structure.

5.5.2.3 We have been unable to determine whether 900 000 RRL shares, originally placed in an escrow account to secure an Angolan diamond concession, have been sold or not. We have assumed that these shares are offshore but remain the property of RR(H). The directors of RGE, we understand, have not recognised these shares as an indirect investment as evidenced by their Securities Exchange Commission (SEC) 13G/A filing in February 2006.

5.5.3 Conclusion on RRL shares sold and repatriation of proceeds to South Africa

5.5.3.1 We set out in the table below the number of RRL shares sold by year and by trading account, including the net proceeds repatriated to South Africa and credited to the 'client' trading accounts in the books of T-Sec and simultaneously in the JSE Trustees Bank account (Refer annexure 5.9).

Year	Trading account	Net proceeds repatriated to South Africa (R)	Number of shares
2002		**64 326 241**	**952 481**
	New Heights	54 115 233	800 000
	Wolwekloof	10 211 008	152 481
2003		**147 655 456**	**900 000**
	CMMS	92 595 106	575 000
	Alibiprops	55 060 350	325 000
2004		**427 835 228**	**4 090 000**
	RB Kebble	9 425 400	75 000
		263 717 074	2 831 000
	CMMS	259 108 924	2 800 000
		4 608 150	31 000
	Alibiprops	154 692 754	1 184 000
2005	**CMMS**	**311 726 397**	**3 750 000**
TOTAL		**951 543 322**	**9 692 481**

5.5.3.2 Based on our investigations we can confirm, subject to the limitations set out in 5.5.2. above, that 9 692 481 RRL shares were sold between April 2002 and August 2005, inclusive, and that total proceeds of R 951 543 322, net of stockbroking fees and other related costs, were derived from the US Dollar proceeds of the shares sold on NASDAQ, were repatriated to South Africa and credited to the trading accounts set out in the table above.

5.5.3.3 We further confirm that the number of shares sold between April 2002 and August 2005 reconciles to our determination of the number of shares on hand at 31 December 2005, subject to the matters raised in 5.5.2 above.

6. Phikoloso transaction

6.1 Acquisition of Aflease shares by Kabusha

6.1.1. On 25 June 2003, Zelpy acquired in an "off market transaction" from Benoryn 23 000 000 ordinary shares in Aflease, a public company listed on the JSE, at a price of R4,00 per share (i.e. for a total consideration of R92 000 000). The market price of an Aflease share on this date was R4,69 per share.

6.1.2 The purchase price payable by Kabusha to Benoryn was to be paid as follows:

- R40 000 000 on 30 June 2003, and
- R52 000 000 plus interest at a variable date but no later than 31 October 2003 (refer sale of shares agreement - annexure 6.1).

6.1.3 JCI and Trinity bound themselves in favour of Benoryn as sureties and co-principal debtors, liable jointly and severally with Kabusha for the due performance by Kabusha of all its obligations in terms of the above sale agreement including specifically payment of the purchase price.

6.1.4 The first instalment of the purchase price being, R40 million, was paid by Kabusha from funds which it had derived from RGE. These funds were received by Kabusha by "selling" 8,1 million Aflease shares to RGE on 30 June 2003 at a price of R5,00 per share. (Refer to annexure 6.2 which is the T-Sec trading account statement). On receipt of the 8,1 million Aflease shares by RGE, these shares were transferred to the CMMS trading account held at T-Sec (account no 648410). RGE never reflected the purchase of the 8,1 million Aflease shares in its general ledger, nor did it reflect an amount owing by CMMS to RGE in respect of this "loan of shares". However, to disguise this cash outflow by RGE, it reflected mineral rights which had purportedly arisen as a result of an agreement entered into by RGE with Platgold Pacific Limited NL and Hazcare (Pty) Ltd on 20 June 2003, whereby it purportedly acquired mining rights in Sierra Leone (refer annexure 6.3). Discussions with Buitendag, the former financial director of RGE revealed that the purported acquisition and capitalisation of

mineral rights was purely intended to disguise RGE's indirect funding of Kabusha's first instalment due in respect of its acquisition of 23 million Aflease shares from Benoryn.

This convoluted transaction was carried out with the intention of:

- disguising the misappropriation of 8,1 million Aflease shares at 31 December 2003, and
- Providing Kabusha with the cash flow to pay the first instalment of R 40 000 000 due to Benoryn on 30 June 2003.

On 22 July 2005 Buitendag confirmed to the auditors of Kabusha that RGE was holding 8,1 million Aflease shares belonging to Kabusha at 31 December 2004 (refer annexure 6.4). Although we have not had sight of a similar confirmation in respect of the year ended 31 December 2003, such a confirmation would have been necessary for the auditors of Kabusha to assert that Kabusha was the owner of these shares at 31 December 2003.

Further evidence that Kabusha had paid the R 40 000 000 would appear to be corroborated by the fact that in a subsequent high court matter, Benoryn only sued for the balance of the purchase price of R 52 000 000 plus accrued interest. This is further corroborated by the audited financial statements of Kabusha as at 31 December 2004 and 2003 which reflects that only R 52 000 000 plus accrued interest was due and payable to Benoryn (refer annexure 6.5).

The directors of Kabusha assert that they received the R 40 000 000 funding from RGE by way of loan account through Viking and that this loan was secured by placing 8 100 000 Aflease shares with RGE in the first instance.

Extract from audited financial statements of Kabusha (annexure 6.5)	31 December 2004	31 December 2003
Borrowings	**(R)**	**(R)**
Viking Pony Properties 359 (Pty) Ltd	42 469 223	40 806 697
(Unsecured loan bearing interest at 4,5% per annum)		
Benoryn (Unsecured loan bearing interest at prime interest rate)	62 122 150	55 518 380
SUB-TOTAL	**104 591 375**	**96 325 077**
Less: Current portion included in current portion of borrowings	104 591 375	-
TOTAL	**-**	**96 325 077**

The Viking audited financial statements as at 31 December 2003 (refer annexure 6.6) however reflected the following:

Loan receivable	**31 December 2003 (R)**
Kabusha	74 596 873
The loan bears interest at 4% per annum and is repayable before or on 30 June 2008. The loan is secured by 23 million shares in Aflease.	

The net balance of R74 596 873 due by Kabusha comprised of the following:

	(R)
Loan originated	92 000 000
Interest accrued	3 836 387
Loan impaired	(21 239 514)
TOTAL	**74 596 873**

Hence at 31 December 2003 Kabusha reflected an amount owing by it to Viking of R40 000 000 plus accrued interest, whereas Viking reflected an amount owing by Kabusha to it of R92 000 000 plus accrued interest. The possible reason for reflecting an amount of R92 000 000 as opposed to R40 000 000 was because of a loan agreement entered into by Viking with Kabusha (refer annexure 6.7) and this was further supported by a loan confirmation signed by Quinton George, a director of Kabusha, on 15 March 2004, whereby he confirmed that the amount owing by Kabusha to Viking at 31 December 2003 was an amount of R92 000 000 plus accrued interest (refer annexure 6.8). As a result of this misrepresentation, the 31 December 2003 RGE group financial statements did not reflect any amount owing to Benoryn.

6.1.5 The second instalment of the purchase price of R52 000 000 was not paid on the due date of 31 October 2003. Instead an addendum to the sale agreement was concluded on 18 November 2003. Essentially, Kabusha (and thereby automatically JCI and Trinity), was afforded an extension of time until 25 November 2003 (refer annexure 6.7).

6.1.6 The addendum to the sale agreement signed on 18 November 2003 provided for the balance of the purchase price of R52 000 000 and interest thereon at the prime rate with effect from 30 June 2003 to be settled by the delivery on 21 November 2003 of 327 000 ordinary RRL shares in negotiable form. If the market value on the JSE at the time of the delivery of the RRL shares was not sufficient to settle the purchase price of R52 000 000 plus accrued interest, the difference was to be settled by payment, on 25 November 2003. These RRL

shares could be linked to the 325 000 RRL shares misappropriated by Alibiprops between 14 November 2003 and 8 December 2003 (refer paragraph 5.3.7 above), and the addendum to the sale agreement was perhaps a method of disguising the 325 000 missing RRL shares as at 31 December 2003.

6.1.7 Payment of the second instalment of the purchase price, then as provided for in the addendum, was again not made by 25 November 2003. At that stage a dispute arose between Benoryn and Kabusha. The dispute cantered on allegations of bad faith if not fraud and the like by and/or on behalf of Benoryn regarding the fortunes of Aflease. In the circumstances Kabusha (as also JCI and Trinity) did not then make any further payment to Benoryn and Kabusha retained ownership of the Aflease shares.

6.1.8 The dispute led to litigation initiated by Benoryn during January 2004 in terms whereof it sought payment of the outstanding balance from Kabusha, JCI and Trinity. In the alternative, it sought return of the Aflease shares. The litigation was finally resolved during August 2005 in favour of Benoryn. Kabusha, JCI and Trinity were ordered to pay the balance of R52 000 000 plus interest and costs to Benoryn.

6.1.9 Trinity made no payment to Benoryn. Kabusha initially made no payment. Benoryn caused a warrant of execution to be issued during August 2005 pursuant whereto, it recovered some R846 928.15 from Kabusha. Benoryn simultaneously demanded payment from JCI and on 8 September 2005 JCI made payment of the sum of R67 546 991.12 to Benoryn's attorneys.

6.2 Viking

6.2.1 On 4 July 2003 Viking was formed and 100 ordinary shares of R1,00 each were issued to Equitant.

6.2.2 On 7 July 2003, a directors' resolution was passed which authorised Viking to acquire the following shares on the JSE:

- 7 300 000 fully paid up shares in Aflease
- 235 000 fully paid up shares in Anglo American Platinum Corporation Limited, and
- 315 000 fully paid up shares in Harmony Gold Mining Company Limited.
  (Refer annexure 6.9)

The funding for the purchase of shares referred to above was to be provided by Equitant on loan account.

6.2.3 On the following dates indicated in the table below. The above shares were "purportedly" acquired and reflected on "Tradek" brokers notes (refer annexure 6.10).

Date	**Description of share acquired**	**Quantity**	**Price inclusive of brokerage**
15/07/2003	Aflease	1 500 000	8 300 621.59
11/07/2003	Aflease	4 600 000	24 800 313.18
14/07/2003	Aflease	1 200 000	6 317 603.25
14/07/2003	Anglo American Platinum Corp Ltd	100 000	25 334 463.77
22/07/2003	Anglo American Platinum Corp Ltd	135 000	33 929 503. 56
14/07/2003	Harmony Gold Mining Co Ltd	70 000	6 818 030.00
18/07/2003	Harmony Gold Mining Co Ltd	45 000	4 278 220.03
21/07/2003	Harmony Gold Mining Co Ltd	200 000	18 650 005.82

Upon further scrutiny of the "Tradek" brokers' notes, it appears that these brokers' notes were forged. Scrutiny of all trades on the BDA system of the JSE on the above dates reflect that no transactions which agree either in quantity or price occurred thus confirming that no on market trades occurred in respect of the above acquisitions providing further corroborating evidence that these brokers notes were forged. Furthermore, no trading account with an account code 648411 exists at T-Sec, nor does Viking have a trading account at T-Sec.

Shaeeda Hoosen of FSB confirmed in an e-mail dated 1 December 2005 that "regarding the trades executed by Viking - according to the records of the JSE, these trades were not executed." (Refer annexure 6.11).

Poole, during the initial session of the section 417 enquiry into Viking, admitted that he had forged the said broker's notes on the instruction of Buitendag. He also confirmed that he had "Tradek" brokers notes in his possession.

6.2.4 On 15 July 2003, a directors resolution was passed authorising Viking to enter into an agreement with CMMS whereby it acquired 3000 "B" shares in the issued share capital of Kabusha from CMMS for a consideration of R25 875 000 (refer annexure 6.12).

A copy of this agreement is attached as annexure 6.13. Salient features of this agreement are that:

- The effective date of this transaction was 5 July 2003, only one day after Viking was incorporated.
- CMMS, represented by Buitendag duly authorised, warranted that it was the beneficial holder of the "entire issued share capital of Kabusha".
- Viking undertook on 5 July 2003 to make payment or procure payment to Benoryn on behalf of Kabusha for all the obligations in respect of the sale of shares agreement signed on 25 June 2003, between Benoryn, Zelpy to be renamed Kabusha, JCI and Trinity in the amount of R92 million. On 5 July 2003, however the liability should supposedly only have been R52 million plus accrued interest, as R40 million was paid by Kabusha to Benoryn on 30 June 2003.

6.2.5 The audited financial statements of Viking which were approved by Buitendag and RBK on 21 April 2004 for the period ended 31 December 2003 reflected an unlisted investment in Kabusha being a 75% participation in Kabusha being 3 000 ordinary "B" shares at a cost of

R25 875 000. They also reflected the directors' valuation of this unlisted investment to be R56 062 500 at 31 December 2003 (refer annexure 6.6).

6.2.6 The audited financial statements of Kabusha for the year ended 31 December 2004 which were approved by Lethibela Mokela on behalf of the board of directors on 19 July 2005, however reflected that the 3 000 B shares (non-voting) had still not been allotted to Viking at 31 December 2004, as certain conditions of a signed "Subscription and Shareholders Agreement" had not been met.

6.2.7 On 1 November 2005, Trish Beale (the company secretary of Randgold) received a phone call from Lethibela Mokela of Kabusha requesting R3 000 as payment to issue the 3 000 "B" shares in Kabusha to Viking (refer annexure 6.14).

6.2.8 It would appear that the representation made by Viking that it had "paid" R25 875 000 to CMMS to acquire the 3 000 "B" shares in Kabusha conflicts with representations made by Kabusha that these shares were still to be allotted at an issue price of R1 per share.

6.3 Phikoloso "empowerment partnership"

6.3.1 On 28 July 2003 RGE entered into an "empowerment partnership" with Phikoloso in terms of which it acquired the entire share capital of, and all shareholders' claims on loan account against Viking in exchange for the issue of 8 800 000 new RGE shares, equivalent to 19.7% of RGE's share capital. At this date, Phikoloso held the entire issued share capital of Equitant which in turn held the entire issued share capital of Viking. Based on the closing market prices of an RGE share on the JSE on 24 July 2003, being the last practicable trading date before finalisation of this announcement ("the trading date"), the purchase consideration amounted to R268 million.

6.3.2 The "purported" assets of Viking being 235 000 Anglo American Platinum Corporation Limited shares, 315 000 Harmony Gold Mining Company Ltd shares, 7.3 million Aflease shares, as well as a participation in Kabusha which originally cost R25,875 million, and

which in turn purported to hold 23 million shares in Aflease had a market value on the last trading date (24 July 2003) of R235 million.

6.3.3 On 5 December 2003 the directors of Viking passed a resolution to "purportedly" sell the shares listed below from Viking to First Wesgold, a wholly owned subsidiary of RGE for a total consideration of R126 617 500. This consideration was to be set off against the respective inter company loans in both the purchaser (RGE) and the seller (Viking) (refer annexure 6.15).

Number of shares	Details	Consideration (R)
315 000	Harmony Gold Mining Company Limited	30 082 500
235 000	Anglo American Platinum Corporation Limited	63 685 000
7 300 000	Aflease	32 850 000
	TOTAL	**126 617 500**

This resolution was only signed by two Viking directors being S.B. Mjongile and L.R. Ncwana, however at this date being 5 December 2003, S.B. Mjongile should no longer have been able to sign as a director of the company as he had resigned on 28 July 2003 (refer annexure 6.16) and had been replaced by Buitendag, RBK and M.B. Madumise. Furthermore, as has been explained in paragraph 6.2.3 above, Viking was neither the holder nor the beneficial owner of these shares, indicating that this board resolution was fraudulent and invalid, and provided no value to RGE in return for the reduction in its loan account with Viking. It appears from a scrutiny of RGE's trial balance that these "shares" were transferred directly to RGE.

6.3.4 Effectively RGE had given up value of R268 million for an investment in Viking which had no underlying value. Representations regarding this Phikoloso empowerment transaction constitute market abuse.

•

6.3.5 On 11 August 2003, P.B. Beale, the company secretary of RGE signed a letter on behalf of Mr. R.L. Ncwana acknowledging receipt of the share certificate for 8 800 000 RG&E shares which had now been registered in the name of Equitant (refer annexure 6.17).

6.3.6 On 27 August 2003, P.B. Beale sent a letter to Tradek (copy attached as annexure 6.18 page 1 of 4) requesting Tradek to urgently complete the CM42 attached to the share certificate for 8 800 000 RGE shares registered in the name of Equitant and to send it to Computershare Ltd in South Africa for dematerialisation. She also thereafter indicated that she would be opening an account at Tradek for Equitant and would be sending the necessary mandate and statutory documents to them on 28 August 2003.

6.3.7 On 28 August 2003, the trading account at Tradek was opened by Poole (as mandate holder) (refer annexure 6.19). He was duly assisted by P.B. Beale and Margie van Straaten. On 10 September 2003 Lunga Ncwana and Songezo Mjongile (as directors of Equitant) authorised P.B. Beale and Poole to administer the Equitant trading account on their behalf.

6.3.8 However by 9 September 2003, the following trading had already taken place on the Equitant trading account held at Tradek (account number 671982) (refer annexures 6.20 and 6.21 for a summary of Equitant's trading account and a reconciliation of the said trading account respectively):

Date	Action	Number of shares into/(out of)	Type shares	(To)/from trading account	Amount (R)
01/09/2003	Received	8 800 000	RGE		-
02/09/2003	Acquired	40 000 000	JCI		(33 477 691.99)
03/09/2003	Sold	(1 250 000)	RGE		42 215 193.41
03/09/2003	Transferred	(1 288 000)	RGE	(Paradigm)	
05/09/2003	Transferred	(1 500 000)	RGE	(CMMS)	
05/09/2003	Transferred	(1 800 000)	RGE	(Paradigm)	
09/09/2003	Payment			(Itsuseng)	(2 520 487.90)

6.3.9 A summary of other trading after 9 September 2003 that occurred on the Equitant trading account held at Tradek is reflected in the table below:

Date	Action	Number of shares into/(out of)	Type shares	(To)/from trading account	Amount (R)
10/09/2003	Acquired	16 000 000	JCI		(12 709 393 .87)
12/09/2003	Received & sold	1 020 000	RGE	CMMS	31 653 533.20
12/09/2003	Received	480 000	RGE	CMMS	-
12/09/2003	Payment			(Itsuseng)	(17 418 260.05)
15/09/2003	Payment			(Itsuseng)	(7 000 000.00)
01/12/2003	Transferred	(3 000 000)	RGE	(CMMS)	-
22/01/2004	Transferred	(300 000)	RGE	(CMMS)	-
16/09/2004	Transferred	(142 000)	RGE	(Trans Benguela)	-

6.3.10 It would appear that of the 8,8 million RGE shares received by Equitant that it only benefited from the proceeds of the disposal of 2 270 000 RGE shares. Of the 6 530 000 RGE shares transferred out of Equitant's trading account – Paradigm benefited by 3 088 000 RGE shares, CMMS benefited by 3 300 000 RGE shares and Trans Benguela benefited by 142 000 RGE shares.

Beneficiary	Market value RGE shares at date of transfer (R)	Mandate holder	Number of RG&E shares	Date of transfer
Paradigm	**101 336 000**	**B.D. Bawden**	**3 088 000**	
	41 216 000		1 288 000	03/09/2003
	60 120 000		1 800 000	05/09/2003
Trans Benguela Logistics	**1 675 600**	**Trish Beale**	**142 000**	**16/09/2004**
CMMS	**44 834 846.80**	**	**3 300 000**	
	50 100 000		1 500 000	05/09/2003
	(31 653 533.20)		(1 020 000)	12/09/2003
	(15 840 000)		(480 000)	12/09/2003
	106 500 000		3 000 000	01/12/2003
	10 500 000		300 000	22/01/2004

** Mandate is missing from the CMMS T-Sec mandate file (trading account number 648410). From a scrutiny of the instructions in the rest of the file it would appear that the majority of the instructions were from Poole and Lieben Swanevelder.

6.4 Forged confirmations and fraudulent transactions entered into to disguise missing scrip at audit dates

6.4.1 It would further appear that to disguise for audit purposes the above misrepresentations that were made by various parties, the following confirmations/agreements were "manufactured" and forged by the guilty parties.

A. Confirmation by sole director of Rapitrade

6.4.2 Refer annexure 6.22. This confirmation purportedly signed by the sole director, L Laubscher was produced to disguise the 7,3 million Aflease shares which were supposed to be held by First Wesgold, a wholly owned subsidiary of RGE as at 31 December 2004. Of relevance, Rapitrade was incorporated in 2004, as a private company. Its only active director is Gafele Edwin Bogopa. CMMS are the company secretaries and L. Laubscher has never been a director.

The reason given by Rapitrade for holding the 7,3 million Aflease shares as at 31 December 2004 was because it was in the process of finalising a Sale of Rights Agreement dated 6 January 2005 between Rapitrade and RGE.

6.4.3 On 26 May 2005, the directors of RGE passed a resolution authorising RGE to enter into a Sale of Rights Agreement with Rapitrade. The Sale of Rights Agreement (refer annexure 6.23 page 4 of 9 to page 9 of 9) dated 6 January 2005 was entered into with Rapitrade who was reported to own an 18% interest in the Somba Sul alluvial diamond prospecting concession situated in the Lunda Sul Province of Angola. RGE wished to purchase this interest for a purchase consideration of 7 300 000 Aflease shares which were to be delivered to Rapitrade on or before 10 January 2005.

6.4.4 The Sale of Rights Agreement was signed on 6 January 2005 by RBK for RG&E and by L. Laubscher for Rapitrade. L. Laubscher, was never a director of Rapitrade.

B. Confirmation by Martin van Zyl, Settlement Manager of Tradek

6.4.5 A confirmation letter purportedly signed by Martin van Zyl, the settlement manager of Tradek, was produced on 16 February 2004, confirming that as at 31 December 2003, Tradek were holding the following shares on behalf of RGE:

- 3 960 000 Western Areas Limited (refer section 7.1.5.)
- 7 300 000 Aflease
- 315 000 Harmony G M Co Ltd
- 235 000 Anglo American Platinum Ltd

The letter also confirmed that a further 660 000 Western Areas Ltd shares had been pledged in favour of RGE as at 31 December 2003. (Refer annexure 6.24)

6.4.6 Martin van Zyl has confirmed that the signature on this document is not his signature.

6.4.7 On 1 October 2004 Bookmark entered into a scrip lending transaction with RGE whereby the below mentioned securities were lent to Bookmark with effect from 30 September 2004.

Number of shares	Company name
235 000	Anglo American Platinum Corporation Ltd
315 000	Harmony Gold Mining Company Ltd

6.4.8 This agreement was purportedly signed by RBK for and on behalf of RGE and by S Rasethaba on behalf of Bookmark.

6.4.9 The securities lent to Bookmark were to be returned to RGE on 30 June 2006.

6.5 Conclusion

6.5.1 This transaction is fraudulent and constitutes a breach of fiduciary duties by the following directors:

- R.B. Kebble
- H.C. Buitendag
- M.B. Madumise
- R.A.R. Kebble
- L.R. Ncwana
- A.C. Nissen
- S.B. Mjongile

6.5.2 These directors acted in concert to deliberately defraud RGE of 8,8 million ordinary shares, being the purchase consideration for the acquisition of Viking and its purported subsidiary, Kabusha. No value was received and the proceeds from the sale of these shares were distributed to a number of bank accounts of related parties. Applications for the winding up of Equitant and Itsuseng, who currently have certain assets derived from the proceeds of a crime, have been prepared.

6.5.3 The section 417 enquiry into the affairs of Viking commenced on 10 February 2006. Poole confessed to forging the Tradek brokers notes relating to the fictitious purchase of 7 300 000 Aflease shares, the 315 000 Harmony shares and the 235 000 Angloplat shares. The FSB also confirmed that no such trades as reflected on the broker's notes actually took place on the JSE. Poole stated that Buitendag and Stratton had instructed him to forge the said broker's notes that were ultimately used to inflate Viking's net assets.

It was clear from the testimony given to date in the enquiry that the directors of Phikoloso were simply concerned with the allocation of their individual BEE consortiums' share allocation in Phikoloso and had no concept of their duties as directors, as vendors of

Viking's (with its completely fabricated balance sheet) or that they were party to a fraudulent "BEE" transaction involving the new issue and listing of 8 800 000 listed shares in RGE.

6.5.4 Attached as annexure 6.25 is an analysis of the distribution of the shares and original proceeds of the 8 800 000 RGE ordinary shares issued and placed in Equitant's trading account.

UMBONO
FINANCIAL ADVISORY
SERVICES

7. The SLAs with Kemonshey and Notable

7.1 RGE/Kemonshey SLA

7.1.1 As detailed in 5.2.5 above, 952 481 RRL shares, certificate number 906, were the subject of a SLA between RGE (the lender) and Kemonshey (the borrower) dated 28 March 2002 (we are not in possession of the original SLA but have obtained this date from the various addendums to the said SLA).

7.1.2 Although these shares were ostensibly the subject of an SLA dated 28 March 2002, we make the following observations:

- The 952 481 RRL shares were an odd lot arising out of the share split of a single certificate # 746 for 13 312 481 shares, the split being performed by Computershare in terms of an instruction dated 3 April 2002 (refer annexure 7.1).

- The new share certificate of the 952 481 RRL shares was to be registered in the name of Durlacher Ltd (as nominee) on 3 April 2002, on the instruction of RARK (refer annexure 7.2).

- The 952 481 RRL shares were the scrip lending shares to Kemonshey and in terms of an agreement between RGE and Kemonshey dated 23 December 2003, the settlement shares were varied from 952 481 RRL shares to 3 300 000 ordinary Western Areas Shares (refer annexure 7.3 – page 3).

- 952 481 RRL shares lent on 28 March 2002 were recorded by RGE/RR(H) as being "sold" or swapped for 3 300 000 Western Areas shares on 6 August 2003 on a spreadsheet produced by RGE/RR(H) for the year ended 31 December 2003 reconciliation of their shareholding in RRL shares.

- On 5 April 2002 800 000 RRL shares were sold through a trading account held at T-Sec in the name of New Heights, the directors of which are Poole, Charmaine Pool and RBK. The sale proceeds were R 54 176 850 of which R 54 115 088 was transferred to an FNB bank account in Cape Town. This sale of RRL was never recorded as a sale by RGE/RR(H), as the balance of shares held at 1 April 2002 of 13 312 481 remained the same as at 31 December 2002, with no movement. The Kemonshey SLA was used to mask the missing 952 481 RRL shares.

7.1.3 The 952 481 RRL were sold in 2002, through T-Sec, without the authority and knowledge of RR(H) and that the Kemonshey SLA was entered into (back dated) to conceal these missing shares as at 31 December 2002.

7.1.4 The SLA's termination date was finally extended to 30 June 2003, with the settlement shares now varied by agreement to be 3 300 000 Western Areas shares.

7.1.5 We do not believe any such settlement took place in 2003 and that the Directors of RGE had to account for the missing Western Areas settlement shares, which had replaced the "missing" 952 481 RRL shares. This was achieved by obtaining a Tradek letterhead and falsifying a confirmation "signed" by Martin van Zyl dated 16 February 2004 stating that Tradek was holding, *inter alia*, 3 960 000 Western Areas shares made up as follows (refer annexure 7.4):

Share	**Number of shares**	**SLA**
Western Areas	3 300 000	Kemonshey
Western Areas	660 000	Notable Holdings
Total	**3 960 000**	

Refer 7.2 on Notable SLA with RGE.

7.1.6 We have been informed by Poole that he would simply request Tradek/T-Sec letterheads and then, on the instructions of Buitendag, forge confirmation letters for audit purposes to mask the missing listed shares ostensibly lent and settled in terms of fictitious SLAs. Buitendag denies instructing Poole.

7.1.7 In terms of the Kemonshey SLA, collateral cover was required to secure the scrip "loan". An addendum to the SLA, number 2, between Kemonshey and now RR(H) calls for the borrower to "provide negotiable securities acceptable to the lender, equivalent to 1.5 times the value of loan securities at the quoted price of US$ per share on the London Securities Exchange on 1 May 2003." (Refer annexure 7.5).

7.1.8 Two forged Tradek letters dated 12 and 17 June 2003 respectively, with the forged signatures of Dawood Mndebele, purport to confirm that Tradek holds 3 020 000 (annexure 7.6) and a further 2 430 000 Western Areas Ltd shares (annexure 7.7), totalling 5 450 000 shares as cover for the 952 481 RRL shares lent. A "cover" computation, also forged, is attached to the letter dated 17 June 2003 (annexure 7.8). This further corroborates the fraudulent nature of the Kemonshey SLA.

7.1.9 Stratton has admitted that the Kemonshey SLA is fraudulent. Stratton asserts that he signed on behalf of Kemonshey as agent for Charles Cornwell.

7.2 RGE/Notable SLA

7.2.1 On 1 April 2000 RGE and Notable enter into a SLA with RGE the lender and Notable the borrower.

7.2.2 Notable is an Australian registered company, based in Perth, Western Australia. Its letterhead is in exactly the same style and font as that of Kemonshey and the SLA and all addendums thereto are signed by Stratton (refer annexures 7.9, 7.9(a), 7.9(b) and 7.9(c)).

7.2.3 The scrip lending shares or "loaned securities" were 3 000 000 ordinary shares in DRD. In a subsequent agreement dated 9 December 2003 between RGE and Notable the "settlement shares" were varied to mean "660 000 ordinary shares of R1 each in the ordinary share capital of Western Areas". Through a series of addendums the termination date of SLA was extended to 31 December 2003.

7.2.4 We make the following observations:

- The SLA was entered into in April 2000. This implies that the lending shares i.e. 3 000 000 DRD shares had already been misappropriated;

- The settlement shares were varied from 3 000 000 DRD shares to 660 000 Western Areas shares plus R27 000 000 on 9 December 2003.

- There were three addendums to the SLA, each of which extend the termination date to 30 April 2003, then 30 June 2003 and finally 31 December. The 3rd addendum was signed on 8 July 2003.

- The agreement varying the settlement shares states that the "closing date" means 14 days after the agreement is signed (i.e. 23 December 2003). This closing date refers to the delivery of the 660 000 Western Areas shares to RGE.

- The cash payment part of the settlement, being R27 000 000 must be made no later than 30 June 2004.

- An analysis of RGE's schedule 9 "Investment register" for its 2003 tax return reflects that RGE received 660 000 Western Area shares on 22 July 2003 in part payment for the DRD shares lent (now sold) to Notable. On the same schedule under the DRD share section, it is reflected that the 3 000 000 DRD shares are sold to Notable for a consideration of R51 090 000. This is made up as follows:

Settlement shares and cash	(R)
660 000 Western Areas @ R36.50	24 090 000
Cash (loan receivable raised)	27 000 000
	51 090 000

(Refer annexure 7.10)

- The tax schedule relating to investments reflects the settlement date, for both the share and cash portions as 22 July 2003 when the 3rd addendum to the SLA dated 8 July 2003 (refer annexure 7.11) revises the termination date to 31 December 2003 and page 3 of the "settlement" agreement dated 9 December 2003 (refer annexure 7.12) introduces a cash settlement element to the SLA for the first time, same four months after the cash settlement portion is raised as a receivable from Notable.

- In note 12 to RGE's annual financial statements for the year ended 31 December 2003 "Other long-term assets" under sub caption of "Amounts Receivable" is an amount of R25 841 000 described as "Deferred payment of shares sold". The note goes on to state that "security has been provided for the deferred payment in the form of 660 000 Western Area ordinary shares, fairly valued at R27,39 million at 31 December 2003. These shares purportedly held as security are not to be confused with the 660 000 Western Areas settlement shares (refer annexure 7.13).

- The R 25 841 000 in other long term assets was fair valued down from R 27 000 000 to R 25 841 164.64 even though it was a short term receivable (payable no later that 30 June 2004). This is reflected in RGE's general ledger under the description of "loan asset – Notable Holdings" as at 31 December 2003 (refer annexures 7.14 and 7.14(a));

- On 30 December 2004, some six months after the agreed settlement date, the R 27 000 000 remained unpaid by Notable Holdings and was reclassified as a "loan asset – Masupatsela (interest free loan)" (refer annexure 7.14(b)). This "loan"

remains unpaid as at 26 January 2006, providing further evidence that no such SLA or settlement agreement with Notable actually existed;

- In addendum 2 to the SLA dated 24 (?) June 2003, Notable agreed to "top up security equivalent to the differential face value of the original security and 1.5 times the current value of the borrowed securities..." and shall provide a certificate thereof to the lender (RGE) (refer annexure 7.9(b)).

- On 12 February 2003 a certificate was produced on a Tradek letterhead addressed to RGE, ostensibly signed by Dawood Mndebele, confirming that Tradek is holding 3 700 000 Western Areas Ltd shares on behalf of Notable. Tradek also confirms that these shares are pledged to RGE in terms of a SLA (refer annexure 7.15). A ttached to the Tradek confirmation letter is a schedule computing that the security cover stands at 2.13 times the value of DRD shares on loan (refer annexure 7.15(a)).

- In addition reference needs to made to the forged Tradek confirmation letter dated 16 February 2004 referred to in 7.1 above (annexure 7.4) where Tradek confirms that it holds the 660 000 Western Areas settlement shares and a further 660 000 Western Areas shares pledged in favour of RGE for the unpaid cash settlement portion of the SLA of R27 000 000.

7.2.5 Stratton has admitted that the Notable SLA is fraudulent. Stratton asserts that he signed on behalf of Notable as agent for RBK.

8. Bookmark Holdings Limited and the scrip lending agreements

8.1 Bookmark entered into (at least) three SLA', one with each of:

- RGE (annexure 8.1),
- RR(H) (annexure 8.2); and
- JCI (annexure 8.13).

The RGE SLA was entered into by Bookmark on 1 October 2004, signed by RBK on behalf of RGE (the lender) and by S Rasethaba on behalf of Bookmark (the borrower).

8.2.1 The loaned securities were the ordinary shares in the following companies:

Company name	Number of shares
Anglo American Platinum Corporation Ltd	235 000
Harmony Gold Mining Company Ltd	315 000

8.2.2 The effective date of the SLA was 30 September 2004; the termination date is 30 June 2006, subject to clause 8 of the agreement.

8.2.3 The purported purpose of the agreement was recorded as follows:

8.2.3.1 "Bookmark wishes to raise funding for its business activities and RG&E are willing to assist in providing the loan to Bookmark.

8.2.3.2 Bookmark will make available security for the loan.

8.2.3.3 In exchange for providing the loan, Bookmark will give to RGE 50% of the upside in respect of the projects to be funded."

8.2.4 On 22 April 2005 Bookmark addresses a letter to the external auditors of RGE confirming that Bookmark borrowed the following shares from RGE as at 31 December 2004

- 235 000 shares in Anglo American Platinum Corporation Limited
- 315 000 shares in Harmony Gold Mining Company Ltd

The letter is signed by S Rasethaba on behalf of Bookmark.

8.2.5 On 22 April 2005 the directors of Bookmark enter into a Resolution agreeing to enter into a SLA with RGE for the said shares as dealt with in 8.2.1 and 8.2.4 above. The same directors' resolution authorises S Rasethaba to sign all and any documentation which may be required in terms of the resolution to enter into the SLA. This despite the fact that the SLA was signed on 1 October 2004 by S Rasethaba wherein he warranted that he was duly authorised to enter into such an agreement (refer annexure 8.3).

8.2.6 On 22 April 2005 Bookmark addressed a letter to Messrs Charles Orbach & Co confirming that Bookmark had borrowed 235 000 Angloplats shares and 315 000 Harmony Gold shares from RGE as at 31 December 2004 (refer annexure 8.7).

The RR(H) SLA was entered into by Bookmark on 6 February 2004, signed by Buitendag on behalf of RR(H) (the lender) and by S Rasethaba on behalf of Bookmark (the borrower).

8.3.1 The loaned securities were ordinary shares not exceeding 5 000 000 shares (pre the 1 for 1 split on 16 June 2004) in (RRL), listed on the London and NASDAQ stock exchanges.

8.3.2 The effective date of the SLA was 1 February 2004; the termination date was either 30 May 2006 or the date of termination pursuant to clause 8 of the SLA.

8.3.3 The purpose of the SLA was recorded as follows:

8.3.3.1 "Bookmark wishes to purchase approximately 19 000 000 shares in Western Areas Ltd, currently held by Anglo American Corporation as well as to provide financing to Matodzi Resources Limited.

8.3.3.2 RR(H) has agreed to lend to Bookmark up to a maximum of 5 000 000 shares (10 000 000 shares post 1 for 1 split) in the capital of RRL to assist Bookmark in the funding of its activities.

8.3.3.3 Bookmark will make available all of its assets as security for the loan and will not borrow any money without prior approval of the lender.

8.3.3.4 Bookmark will also give an option to RR(H) to participate in any of the mineral rights and projects that emanate there from particularly in relation to the platinum prospects owned by Bookmark". (Refer annexure 8.16)

8.3.4 On 31 March 2005 Bookmark addressed a letter to the Chairman and directors of RR(H) confirming that RR(H) has loaned Bookmark a total of 9 890 500 RRL shares as at 31 December 2004 (refer annexure 8.8).

8.4 On 5th August 2004 JCI Ltd as lender and Bookmark as borrower enter into a SLA wherein the 'loaned securities' are defined as per annexure 'B' to a Deed of Pledge and Cession between Bookmark, RR(H) and RGE (Refer to annexure 8.13). The loaned securities are defined as:

200 000 000	Matodzi Resources Ltd Variable Rate Redeemable Convertible 'B' Preference Shares of 1 cent each;
85 540 655	Simmer & Jack Mines Ltd ordinary shares of 2 cents each; and
45 000 000	Matodzi Resources Ltd Ordinary Shares of

These are not the same shares or quantities of shares as set out in annexure 'B' to the Deed of Pledge and Cession (Refer to annexure 8.13). The SLA is signed on behalf of the lender by Buitendag and by the borrower by S Rasethaba. S Rasethaba confirmed in the section 417 enquiry that this SLA and Deed had not been given effect to.

8.4.1 On the 5th August 2004 Bookmark enters into a Deed of Pledge and Cession wherein Bookmark pledged, cedes, transfers and makes over unto and in favour of RR(H) and RGE 200 million Matodzi Resources Ltd unsecured convertible participating 'B' preference shares and 100 million Simmer & Jack Mines Ltd ordinary shares. These shares were borrowed from JCI, which JCI consented to subordinate in terms of the said Deed of Pledge and Cession. The stated purpose of the Deed of Pledge and Cession was to provide continuing covering security in respect of Bookmark's obligations to RR(H) and indirectly RGE in terms of the RR(H) SLA. (Refer Annexure 8.13) The real purpose of this Deed of Pledge and Cession was to deceive the external auditors and stakeholders of RR(H) and RGE into believing there was adequate cover for Bookmark's obligations in respect of the fictitious borrowing of 9 850 500 RRL shares. At a session of the Viking Section 417 Enquiry held on 3rd March 2006, Buitendag admitted that the Bookmark SLA's were fraudulent.

8.4.2 In or about August 2005 JCI briefed Taback's to draft a "Suretyship Undertaking" binding itself to RGE (Sic) as a surety for and co-principal debtor together with Bookmark in respect of the due and punctual performance by Bookmark of all its obligations arising from and/or in connection with the [RR (H)] SLA. (Refer annexure 8.14) The surety ship undertaking reflects, inter alia, that:

- RGE is the registered and beneficial owner of the RRL shares;
- RGE, at the request of JCI entered into the SLA;
- Bookmark is entitled to enter into derivative transactions in respect of and/or in connection with the RRL shares, provided that Bookmark shall be obliged to pay to RGE the proceeds of such derivative transactions and that on repayment to Bookmark of the proceeds, Bookmark must return the RRL shares;

- RGE received the derivative proceeds of derivative transactions undertaken by Bookmark in respect of and/or in connection with the RRL shares;

- RGE has lent the derivative proceeds to JCI and has permitted JCI to apply the derivative proceeds in respect of the facilitation by JCI of BEE transactions; and

- RGE requires that JCI binds itself RGE as a surety for and co-principal debtor together with Bookmark in respect of the obligations of Bookmark arising from and/or in terms of the SLA.

Although this "suretyship undertaking" is in draft only it provides insight into JCI's view of the Bookmark RR (H) SLA as late as August 2005. I/t is our view that this "Surety undertaking" was drafted with the purpose of giving credence to the said SLA, the false disclosures in the Reviewed Preliminary Results for 31 December 2004, and to regularising JCI's scrip loan to Investec Bank (UK) Ltd.

8.4.3 On 25 August 2005 an agreement styled "Settlement Agreement" between JCI and RGE is entered into. (Refer annexure 8.14(a)) This agreement is clearly derived from the suretyship undertaking referred to in 8.3.6 above. The settlement agreement incorporates a "Position Paper – Scrip Lending Agreement with Bookmark". (Refer annexure 8.16) The position paper asserts that 9 890 500 RRL shares were lent between the "Group" and Bookmark, being 53.9% of Randgold's investment in RRL. This is patently incorrect as RR (H) did not have 9 890 500 RRL shares to lend to Bookmark. The position paper also deals with the SLA of the fictitious Amplats and Harmony shares. The paper goes on to deal with the terms of the structure with Investec Bank (UK) Ltd (i.e. the SLA between JCI and Investec), the assistance provided to Inkwenkwezi Gold (Pty) Ltd, an associate of Bookmark, to obtain additional funding and the demands of Western Areas to obtain funding. The paper again appears to be an attempt to provide credence to the Bookmark SLA, to the false disclosures and to the irregular JCI SLA with Investec. By reason of the JCI position, JCI prepared, in full and final settlement of all claims of whatsoever nature arising against it in favour of RGE in respect of and/or in connection with the JCI position, to bind itself to RGE as a

surety for and co-principal debtor together with Bookmark in respect of all of the obligations, subject to a maximum of R500 000 000,00 of Bookmark to RGE, as more fully described in Position Paper, and to give security to RGE in respect of its suretyship obligations arising in terms hereof. The Settlement Agreement explicitly states that "this agreement is entered into in full and final settlement of all claims of whatsoever nature, and whatsoever arising which RGE has or may in future have against JCI and Arising from and/or in connection with the JCI position (i.e. the Bookmark SLAs). Subsequently to the entering into this agreement, JCI shall have no liability to RGE in respect of any claim, damages, loss and/or expense made against and/or suffered by RGE as a result of, in respect of and and/or in any way connected with the JCI position.

8.5 Both The SLA's were fraudulent, designed to deceive the external auditors and stakeholders of RGE and RR(H) that (i) the non-existent listed shares, being Angloplats and Harmony Golds, (purportedly acquired from Viking (refer 6. above)) had been lent to Bookmark; and (ii) Bookmark had borrowed 9 890 500 RRL shares from RR(H) to cover for the RRL shares stolen between 2002 and 2004 and for the 5 460 000 RRL shares lent by JCI to Investec Bank (UK) Ltd, which neither the directors of RGE nor JCI wished to disclose in their 2004/5 annual financial statements (refer annexure 5.43). The JCI/Bookmark SLA was 'manufactured' by Buitendag with the assistance of S Rasethaba to provide comfort to the external auditors that Bookmark had provided adequate security cover to RR(H) for the Bookmark/RR(H) SLA to stand the scrutiny of an assessment of Bookmark's ability to perform under the SLA.

9. The "JCI Group Angolan Operations"

9.1 In a report styled Review of "JCI Group Angola Operations" prepared by Shaun Bryans, and addressed to Peter Gray and Chris Lamprecht dated August 2005, it is noted that RGE has the following diamond interests in Angola (Refer annexure 9.1):

"RGE has the following diamond interests in Angola:

Angolan project	Acquisition price (2004) R'm	Number of RGE shares issued	Date of share issue *(1)*	Investment -to-date (August 2005) R'm	Total investment R'm	Comment
Luembe Mining (Pty) Ltd/Projecto Cassanguidi	56,7	2 268 000	7/4/04	32	88,7	Effective holding 45,5%
Projecto Luxinge	24,4	1 319 000	23/6/04	4,6	29	Effective holding 24%
Projecto Somba Sul	25,4	1 373 000	23/6/04	nil	25,4	Effective holding: 20%
Sub-total	**106,50**	**4 960 000**		**36,6**	**143,10**	
Projecto Dando Cuanza	27,6	1 492 000	23/6/04	3,9	31,5	Effective holding 20%
Total	**134,1**	**6 452 000**		**40,5**	**174,6**	

Note (1) – This column has been inserted by UMBONO FAS.

Notes:

The interests in these projects were acquired from empowerment companies which we are associated with (Dando Kwanza – Masupatsela, Luxinge-Koketso, Somba Sul-MDG) or from the vendors (Luembe Mining – Cassanguidi) through the issue of Randgold shares.

Investment-to-date represents actual funding utilized on the Angolan projects. In the case of Luembe Mining (Pty) Ltd/Projecto Cassanguidi the bulk of the R32 million invested in the

project was the purchase of earthmoving equipment and diamond processing plant (start-up costs)

JCI Limited ("JCI") holds a further 22% of Projecto Luxinge and CMMS Limited a further 20% of Projecto Dando Cuanza. These companies were involved in the original joint venture negotiations and therefore acquired their interest at no cost. They do, however, have a project funding obligation in terms of these Exploration or Mining Contracts.

Projecto Somba Sul has been fully impaired in the books of Randgold. Luembe Mining/Cassanguidi has been impaired to a value of R83 million."

9.2 The 4 960 000 RGE shares issued between 7 April 2004 and 23 June 2004 as per the above table (refer sub total) were placed in a Lunda Sul trading account (number 915983 at T-Sec) in 2004 as follows (Refer annexure 9.2):

Number of shares	Registered shareholder
2 268 000	T-Sec nominees
1 319 000	Koketso
1 373 000	Quantum African Mining
4 960 000	

9.3 A further 200 000 RGE shares were transferred into the Lunda Sul trading account from Trans Benguela Logistics' trading account and a total of 5 160 000 were sold during 2004 for a total of R86 158 366. Net sales of other listed equities in this trading account resulted in a further R542 002 being credited to this account, totalling R91 546 293. Of this a net amount of R14 575 313 was transferred to the Alibiprops trading account with the balance, after earning interest of R84 945, being transferred to the following bank accounts (Refer annexure 9.3):

•

Cash payments made in 2004					
Bank accounts					
RBK	**Tuscan Mood**	**JCI Resources**	**Gullivers Travel**	**National Airways**	**Total**
Standard bank	Standard bank	FNB	Standard Bank	FNB	
Account # 000035386	Account # 020581548	Account # 62053193331	Account # 022686010	Account # 51111664970	
Branch # 000205	Branch # 012342	Branch # 250205	Branch # 019205	Branch # 255005	
R30 810 000	**R22 800 000**	**R4 200 000**	**R8 000 000**	**R6 400 000**	**R72 210 000**

9.4 This issue and listing of 4 960 000 RGE shares, ostensibly to purchase equity stakes in BEE companies, was fraudulent with the shares being stolen, sold through T-Sec and the proceeds channelled to the bank accounts listed above. These shares issues are a contravention of the JSE listing rules and NASDAQ securities laws (Refer to annexure 9.3).

9.5 A further 1 492 000 RGE shares were issued and listed in respect of the Projecto Dando Cuanza/Matsupatsela BEE deal. We understand these shares were placed in a CMMS trading account at T-Sec and sold in a similar modus operandi to that of the RGE shares placed in the Lunda Sul trading account at T-Sec. We have not been given access to the CMMS trading account by T-Sec and presumably this fraud has been identified and reported on by KPMG (Refer to annexure 9.2).

9.6 Equitant, having sold 2 270 000 RGE shares and purchased 56 000 000 JCI shares through its trading account at T-Sec, then transferred R19 938 748 to the Itsuseng trading account at T-Sec. Itsuseng then used these funds, derived partially from the fraudulent issue of 8 800 000 RGE shares to Equitant to acquire Viking Pony, to purchase *inter alia* 9 013 410 Barnato Exploration shares (Refer annexure 9.4 and 9.3).

9.7 These Barnato Exploration shares were subsequently converted into 9 013 410 JCI shares and 9 013 410 JCI Debentures. On 16 January 2006 the JCI Debentures were redeemed and Andile Nkuhlu instructed T-Sec, in a fax to Leonard Steenkamp dated 13 December 2005, to redeem Itsuseng's JCI debentures and pay the proceeds into a legal trust account. On 18 January 2006 R11 266 762.50 was duly transferred by T-Sec into the nominated lawyers' trust account, despite Leonard Steenkamp and Martin van Zyl of T-sec knowing or who ought reasonably to have known that 's assets (property) in their T-Sec trading account was or formed part of the proceeds of unlawful activities. Under these circumstances T-Sec should not have engaged in any arrangement or transaction with anyone in connection with Itsuseng's assets (property) (Refer annexure 9.5).

9.8 Both Equitant and Itsuseng have share balances and cash balances in their trading accounts as of today's date and accordingly the legal team, in the interest of recovering assets, is preparing an interdict to freeze these assets, including the R11,3 million in a lawyer's trust account (Refer annexure 9.4 and 9.3).

These assets are made up as follows:

Balances as at 13 January 2006:

Trading account	**Shares**	**Share type**	**Cash balances R**	**Cash in Bank R**
Equitant	56 000 000	JCD	886 770.21	-
Itsuseng	25 870 589	JCD	3 003	11 266
	307 961 936	LYONS	070.83	762.50
				(1)

(1) This money, the JCI Debenture redemption proceeds, could have flowed out of the legal trust account by now.

10. The Investage and BNC transactions

10.1 On 8 February 2002, P.B. Beale opened a trading account at T-Sec in her maiden name "P.B.Bawden" with account number 985168.

10.2 During early February 2002, P.B. Beale was approached by RBK and Poole and asked if they could make use of her trading account at T-Sec to trade shares "purportedly" belonging to them through her trading account.

10.3 3 000 000 DRD shares were placed in P.B. Bawden's trading account at T-Sec on 11 February 2002. According to P.B. Beale's affidavit (refer annexure 10.1.3) drafted for the South African Revenue Services, it was her understanding that the beneficial owner of the 3 000 000 Goudstad Nominees shares was RARK. P.B. Beale is still awaiting confirmation from Ultra (the registrars of DRD) as to who the beneficial owner of these shares were (refer annexure 10.2.1). We have, however, obtained verbal confirmation from RARK that these were not his shares and that these shares therefore belonged to RGE.

10.4 2 359 376 of the 3 000 000 DRD shares were sold through the P.B. Bawden trading account commencing on 8 February 2002 till 14 February 2002 as follows (refer annexure 10.1.3):

Date	Number of shares	Proceeds (R)
8/2/2002	590 000	17 306 026.25
11/2/2002	627 450	19 123 202.06
12/2/2002	717 491	20 981 309.31
14/2/2002	424 435	12 952 689.06
Total	**2 359 376**	**70 363 226.68**

10.5 540 624 and 100 000 of the 3 000 000 DRD shares transferred into P.B. Bawden's trading account were then transferred to New Heights (account number 924977) and Hothouse (account number 958512) trading accounts held at T-Sec respectively as follows (refer annexure 10.1.4):

Date	From P.B. Bawden trading account # 985168 (Number of shares)	To New Heights trading account # 924977 (Number of shares)	To Hothouse trading account # 958512 (Number of shares)
14/2/2002	(274 565)	274 565	
18/2/2002	(232 659)	232 659	
20/2/2002	(33 400)	33 400	
1/3/2002	(100 000)		100 000
Total	**(640 624)**	**540 624**	**100 000**

10.6 Commencing 12 February 2002 till 19 February 2002, 540 624 DRD shares were sold in the New Heights trading account held at T-Sec realising R16 670 852.63 (refer annexure 10.4.4). Of these proceeds R16 086 786.97 was transferred back to P.B. Bawden's trading account in four separate transfers (refer annexure 10.1.4 and 10.4.3), the balance of the proceeds being R584 065.66 was transferred to RARK's private bank account held at ABSA (account number 40-5385-3779) (refer annexure 10.4.3). The 100 000 DRD shares transferred to Hothouse on 1 March 2002, were thereafter subsequently on 6 March 2002 transferred to the Chardonnay Trust trading account (account number 190322) held at Rice Rinaldi (refer annexure 10.3.1).

10.7 On 5 March 2002 and 7 March 2002, a total of 100 000 DRD shares were disposed of in the Chardonnay Trust trading account (account number 190322) held at Rice Rinaldi and realised R 2 609 470.43 (refer annexure 10.5.24).

10.8 On 13 March 2002 a cheque of R 2 609 470.43 was issued by Rice Rinaldi in favour of the Chardonnay Trust bank account held at Standard Bank Alberton branch account number 024742066 (refer annexure 10.5.26).

10.9 On 14 March 2002, an amount of R 2 500 000 was transferred out of the Chardonnay Trust bank account held at Standard Bank to RARK's private bank account number 1028311695 held at ABSA (refer annexure 10.5.27).

10.10 On 5 February 2002, 100 000 DRD shares were transferred from RARK's Wolwekloof carry trading account (account number 654780) held at T-Sec to the First Wesgold trading account (account number 664656) held at T-Sec (refer annexure 10.6.1). Immediately upon transfer of these shares they were sold in the First Wesgold trading account realising R2 987 999.21. On 25 February 2002 an amount of R 2 987 999.21 was transferred out of the First Wesgold trading account to RARK's private bank account at ABSA (account number 4053853779) (refer annexure 10.6.14).

10.11 A summary of the proceeds realised from the various trading accounts from the sale of the DRD shares in February 2002 was as follows:

Date	Number of DRD shares	Trading account	Trading account Number	Amount (R)
February 2002	2 359 376	P.B. Bawden	985 168	70 363 226.68
February 2002	540 624	New Heights	924 977	16 670 852.63
February 2002	100 000	First Wesgold	664 656	2 987 999.21
Total	**3 000 000**			**90 022 078.52**

10.12 The beneficiaries of these proceeds were as follows:

Beneficiary	Date	Bank account details	Amount (R)
RARK	25/2/2002	ABSA Private bank Account # 40-5385-3779	61 451 028.86 Annexure 10.7.25
Frankel Consulting	18/2/2002	Nedbank Account # 1426000170 Branch #142605	27 986 984.00 Annexure 10.8.1
RARK	26/2/2002	ABSA Private bank Account # 40-5385-3779	584 065.66 Annexure 10.7.25
Total			**90 022 078.52**

10.13 The R 27 986 984.00 was used by Frankel Consulting to settle a debt which had arisen out of a redeemable preference share scheme which BNC had entered into in 1997 (refer annexure 10.9.4). On 16 April 1999, SocGen Johannesburg Branch (SocGen), RBK, BNC, The Mandol Trust and Hawkhurst Investments Ltd had concluded a formal financing agreement in terms whereof, the put option agreement as per the original agreement was amended by deleting Mzi Khumalo as a shareholder (refer annexure 10.9.10). On 24 August 2001 due to BNC's default in the above agreement, SocGen had exercised their irrevocable put option against RBK in the amount of R 46 593 000 (refer annexure 10.9.1). On 12 April 2002 Frankel Consulting made payment to SocGen in the sum of R 27 986 354.63 (refer annexure 10.8.7 and 10.9.2) in respect of R 22 622 000 capital and R 5 364 180.63 interest on behalf of RBK, leaving an outstanding capital debt of R 23 971 000 together with interest thereon at SocGen's prime lending rate calculated daily as from 31 May 2001 and compounded monthly in arrears (refer annexure 10.9.13). As at 10 February 2004, a combined summons was issued by SocGen to RBK in respect of this debt (refer annexure 10.9.2).

10.14 On receipt of the proceeds of R62 035 094.52 (R 61 451 028.86 + R 584 065.66) by RARK in his ABSA private bank account, he issued instructions at the insistence of Buitendag (refer annexure 10.10.1) to ABSA to make the following transfers:

Annexure	Date	Amount (R)	Beneficiary	Bank
10.10.2 and 10.10.4	1 March 2002	34 500 000	Brait	Standard Bank Account # 022 682 325 Branch #019205
10.10.5	8 March 2002	25 000 000	Bowman Gilfillan Inc. Trust Account	Standard Bank Account # 022677631 Branch # 019205

10.15 On receipt of the R 34 500 000 by Brait on 1 March 2002, these funds were placed in a fixed deposit account at an interest rate of 10.75% with a maturity date of 20 May 2002 (refer annexure 10.10.4). However on 20 March 2002, an instruction (refer annexure 10.10.7) was given to Brait Merchant Bank Ltd to withdraw these funds and to transfer them to Mr. Jon Schlosberg at Bowman Gilfillan Inc. These funds were to be transferred on 22 March 2002 into the Bowman Gilfillan Inc. Trust account at Standard Bank Sandton branch (#019205), account number 022-677-631 (refer annexure 10.10.7).

10.16 On withdrawal of these funds on 22 March 2002, R 213 380.14 interest had accrued and therefore on transfer of these funds, R 34 713 380.14 was transferred (refer annexure 10.10.8).

10.17 Without confirmation at this stage, it would appear that the amount of R 34 713 380.14 was thereafter transferred by Bowman Gilfillan Inc. out of their trust account into a call account in the name of BNC at Corpcapital Bank on 28 March 2002 which was earning interest at 10.65% per annum. By 1 April 2002, R 40 514.79 interest had accrued on this call deposit and was capitalised to the account on 1 April 2002 (refer annexure 10.11.1).

10.18 On 10 and 11 April 2002, further deposits of R 25 781 660.95 and R 3 800 000 respectively were made into the above call account. The total deposits on 11 April 2002 therefore amounted to (refer annexure 10.11.1):

Date deposited	Amount (R)	Comments
28 March 2002	34 713 380.14	Deposit from Bowman Gilfillan Inc Trust account
1 April 2002	40 514.79	Interest capitalised
10 April 2002	25 781 660.95	Source of deposit unknown (May be RARK) ABSA 40 5385 3779 via Bowman Gilfillan Inc Trust account
11 April 2002	3 800 000	Source of deposit unknown
Sub total	**64 335 555.88**	
17 April 2002	221 559.09	Interest capitalised
Total	**64 557 114.97**	

10.19 On 16 April 2002, Poole sent an e-mail (refer annexure 10.11.3) to klalloobhai@corpcapital bank, advising her that the above funds presently held by Corpcapital in the name of BNC should be apportioned and reinvested at Corpcapital Bank as follows:

Amount (R)	Comments
49 435 555.88	To BNC
14 900 000.00	To Investage
64 335 555.88	**Total**

10.20 He further confirmed that an amount of R 54 115 088.39 would be forwarded to Corpcapital Bank to be invested in the name of Investage (refer annexure 10.11.3). These funds were the proceeds from the sale of RRL shares which had been sold by T-Sec through the New Heights trading account (refer annexure 10.4.2) and which had been transferred into a

Mallinicks Trust account (refer annexure 10.4.10).

10.21 Poole also made reference in the same e-mail to the fact that Buitendag "had told him that Gerrie de Bruyn has offered an interest rate of 10.65% on the investment of the abovementioned funds, can you confirm this for me?" This provides further evidence that Buitendag had been fully aware of these funds and seems to have been integral to the negotiation of an interest rate to be earned on the above funds (refer annexure 10.11.3).

10.22 On 17 April 2002, Krushika Lalloobhai of Corpcapital Bank confirmed to Poole by e-mail (refer annexure 10.11.4) that she had placed on term deposit the funds as follows R 49 435 555.88 plus an amount of accrued interest of R 221 559.09 earned on the abovementioned call account i.e. a total of R 49 657 114.97 in the name of BNC from 17/4/2002 to 17/5/2002 at 10.95% and R 14 900 000 in the name of Investage from 17/4/2002 to 17/5/2002 at 10.95%.

10.23 On 18 April 2002 a further amount of R54 100 000 was deposited into Corpcapital Bank in the name of Investage (as previously mentioned in Poole's email) from a Mallinicks Trust account and emanated from the proceeds of 800 000 RRL shares (refer annexure 10.11.9). These funds were placed in a term deposit account from 18/4/2002 to 17/5/2002 at 10.95%.

10.24 On maturity of the above three term deposits, it would appear from the incomplete information at hand, that they were reinvested at Corpcapital Bank on 25 June 2002 We cannot account (due to missing information) for the period 17/5/2002 to 25/6/2002. The above deposits with accrued interest, which had matured on 17/5/2002, had now increased in value to:

Account Number	Depositor's name	Value of deposit on maturity date of 17/5/2002 (R)	Value of new term deposit on 25/6/2002 (R)
1517	BNC	49 657 114.97 + 446 914.03 (accrued interest) Annexure 10.11.6	50 602 323.86 Annexure 10.11.17
1518	Investage	14 900 000.00 + 134 100.00 (accrued interest) Annexure 10.11.8	15 183 617.21 Annexure 10.11.16
1519	Investage	54 100 000.00 + 470 670.00 (accrued interest) Annexure 10.11.10	55 113 386.53 Annexure 10.11.11

10.25 In addition to the above deposits further deposits were made into Corpcapital Bank as follows:

Account Number	**Type of deposit**	**Maturity date**	**Depositor's name**	**Amount (R)**	**Interest accrual at 15 July 2002**	**Source from where funds were transferred from**
1525	Term	15/7/2002	Investage	34 500 000 Annexure 10.11.15	107 280.82	Suspect Brait Merchant Bank – to be confirmed
1459	Call	None	BNC	88 484.18 Annexure 10.11.14	361.36	Portion of interest in respect of funds invested at Corpcapital
1492	Call	None	Investage	26 550.36 Annexure 10.11.13	108.46	Portion of interest in respect of funds invested at Corpcapital
1493	Call	None	Investage	96 372.32 Annexure 10.11.12	393.67	Portion of interest in respect of funds invested at Corpcapital

10.26 On 15 July 2002, Poole sent an e-mail to Krushika Lalloobhai (refer annexure 10.11.21) requesting Corpcapital Bank to transfer the funds from the abovementioned term and call deposits which totalled R156 470 773.32 to:

Bank:	First National Bank
Branch:	Carlton Centre
Account name:	JCI Gold Limited Scheme account
Account number:	6203 6044 494
Branch code:	250 205

10.27 On 19 April 2002, it was announced in the South African press that (refer annexure 10.12):

(a) CAM intended to propose a scheme of arrangement between JCI Gold and its shareholders, other than CAM, in terms whereof JCI Gold would become a wholly-owned subsidiary of CAM;

(b) It was proposing that on implementation of the scheme the listing of JCI Gold shares on the JSE would be terminated.

10.28 The details of the scheme were (refer annexure 10.12):

(a) That CAM would acquire all the scheme shares in return for which participants would receive a scheme consideration of 7 new CAM shares issued at R0.45 each, R4.00 in cash and 4 CAM debentures issued at R1.25 each for every one JCI Gold share held on the record date. Scheme participants were entitled to elect the share alternative being 9 new CAM shares issued at R0.45 each and credited as fully paid instead of the cash component.

(b) That the scheme would become operative on 15 July 2002 and that the scheme was subject to the fulfilment of the following conditions precedent:

i. CAM increasing its authorised share capital;

ii. Granting of listings by the JSE of the CAM debentures and CAM consideration shares;

iii. Approval of the terms of the scheme by CAM shareholders at the general meeting to be held on 26 June 2002

iv. Approval by not less than 75% of JCI Gold shareholders present and voting at the scheme meeting;

v. Sanction of the scheme by the Court; and

vi. The order of Court being registered by the Registrar in terms of the Act.

10.30 On 3 April 2002, BNC and Investage entered into loan agreements with CAM (refer annexure 10.13.1 and 10.13.2) to lend CAM amounts of R 85 million and R 70 million respectively. At this stage CAM was the majority shareholder of JCI Gold, and required an amount in the aggregate of R 155 million to enable it to pay the cash portion of the consideration payable to participants in the above mentioned 311 scheme of arrangement. CAM was also in the process of making a rights offer to its shareholders in order to enable it to repay a portion of the capital to BNC and Investage.

10.31 On 18 April 2002, Investage therefore signed a pledge and cession of monies held in its call/term deposit account held at Corpcapital Bank (being a deposit at that time of R 69 015 088.39 together with accrued interest) to enable Corpcapital to provide a guarantee to CAM which would enable the JCI Gold 311 scheme of arrangement to be sanctioned by the court (refer annexure 10.14.8).

10.32 Although we have not had sight of a similar pledge and cession of BNC's deposits held at Corpcapital, we are confident that this would have been the case.

10.33 The funds, which were ultimately paid by Corpcapital to CAM, and styled "loan agreements from BNC and Investage" in order to fund the JCI Gold scheme of arrangement, had emanated in the main from the proceeds of the stolen DRD and RRL shares as well as from a Loan Agreement which had been entered into between M.P. Crawford Holdings and Mr RARK in the amount of R 25 million.

10.34 Concurrently, and in order for CAM to repay BNC and Investage, CAM had a rights offer to its shareholders on 16 August 2002 (refer annexure 10.15).

10.35 BNC and Investage underwrote the rights offer (refer annexure 10.15), and as a result ended up taking up shares in JCI (previously CAM) of 188 713 570 and 155 411 176 respectively at an issue price of R 0.45 per share. This resulted in their respective "loan accounts" being settled by the issue of the shares as follows:

Lender	Loan Amount (R)	Number of Shares	Issue price of shares (R)	Settlement proceeds (R)
BNC	85 000 000	188 713 570	0.45	84 921 106.50
Investage	70 000 000	155 411 176	0.45	69 935 029.20

10.36 The quantity of shares received by Investage is apparent from an email sent on 16 July 2003 by PB Beale (refer annexure 10.16.1 and 10.16.2) to Poole confirming that:

a. 155 411 176 JCI ordinary shares had been transferred from the Investage account at Computershare on 25 September 2002 to Nedcor (contact person Leigh Ann Johnson on 011 710 -1347).

b. 40 176 978 JCI ordinary shares had been sold in the Investage account at Nedcor on 15 July 2003 (refer annexure 10.16.1 and 10.16.20). The client CHDC had instructed Nedcor to sell 80 176 978 JCI ordinary shares (total balance left in account), and then had phoned Nedcor to immediately stop the sales, which had resulted in only 40 176 978 being sold (which had left a balance in the account of 40 000 000 JCI shares).

10.37 This is also apparent from information obtained from a memo written by Poole (refer annexure 10.16.15) as well as copies of all trades as per STRATE records in JCI shares on the 15 July 2003, 21, 22 and 23 January 2003 (refer annexure 10.16.20; 10.16.16; 10.16.17 and 10.16.18 respectively). We have tried to reconstruct a schedule of sales of JCI shares by Investage from 30 December 2002 to 16 July 2003 from the above documents.

		Refer Annexure	Number of Shares
Original number of JCI shares held by Investage on 18 September 2002 (as per Computershare Custodial Services)		10.16.2	155 411 176
Shares sold as per Poole memo			(75 234 195)
30 December 2002	2 741 000	Approximate Numbers 10.16.15	
31 December 2002	7 839 000		
2 January 2003	8 745 000		
7 January 2003	19 100 000		
20 January 2003	6 530 000		
21 January 2003	4 249 000		
22 January 2003	3 270 000		
28 January 2003 (settlement date)	3 026 400	As per STRATE records 10.16.16 10.16.17 10.16.18	
29 January 2003 (settlement date)	8 192 988		
30 January 2003 (settlement date)	11 515 320		
			80 176 978
15 July 2003 (settlement date)		As per STRATE records 10.16.20	(40 176 978)
			40 000 000

10.38 Various correspondence between Poole and Wendy Warrington took place from 16 July 2003 to 18 August 2003 (refer annexure 10.16.10 to 10.16.5) regarding the remaining 40 million JCI shares held by Nedbank on behalf of Investage. On 2 February 2004 (refer annexure 10.16.4) and 12 February 2004 (refer annexure 10.16.3) two further letters addressed by Poole to Wendy Warrington suggested that the 40 million JCI shares were still held at Nedbank. We are however unable at this stage to identify what happened to these shares after 12 February 2004.

10.39 On 11 September 2002 188 713 570 shares were placed in the BNC account at Computershare (refer annexure 10.17.9). On 11 March 2003, an email was sent from Beale to Tanya.ritz@ computershare (refer annexure 10.17.8) requesting them to transfer 56 000 000 JCI Ltd ordinary shares out of the BNC CSDP account number 214030914 to Tradek Balderson. This instruction was carried out by Beale at Buitendag's request and was in respect of the settlement of a loan agreement between RARK and MP Crawford Holdings. At a later date it was discovered that the loan had been for an amount of R 25 million and hence 56 000 000 JCI shares at a price of R0.45 per share resulted in too many shares being transferred. Therefore, on 6 June 2003 a fax was sent by Beale to Martin van Zyl of Tradek to transfer 444 445 JCI shares out of the Fordcraw Properties (Pty) Ltd trading account held at Tradek (account number 966168) to BNC's Computershare CSDP account number 214030914 (refer annexure 10.17.11).

10.40 On 15 April 2003, Trish Beale sent an email to Tanya.Ritz@computershare (refer annexure 10.17.10) to transfer 310 000 JCI shares out of the BNC CSDP account to Western Areas Share Incentive Trust trading account (account number 657122). Poole was the mandate holder of this account.

10.41 On 5 June 2003, Trish Beale sent a fax to Tanya Ritz of Computershare (refer annexure 10.17.1) to transfer 132 403 570 JCI shares from BNC CSDP account to NIB Securities (Pty) Ltd's account. This was done as can be seen from a fax sent by Beale to RBK (refer annexure 10.17.4) as a result of a Pledge Agreement entered into by BNC and Hawkhurst Ltd on 16 April 1999 (refer annexure 10.17.5).

10.42 A section 417 enquiry is to be scheduled into the trading, dealing, affairs and property of the insolvent estates of Investage and BNC. Additional information is in all likelihood to emerge from the enquiries which may shed additional light on the above matters.

Umbono Financial Advisory Services
14 March 2006

UMBONO
FINANCIAL ADVISORY
SERVICES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

EXHIBITS

TO

FORM CB

RANDGOLD & EXPLORATION COMPANY LIMITED

(Exact name of registrant as specified in its charter)

VOLUME 6 OF 9

EXHIBIT INDEX

Exhibit number	Description
1	Circular to Randgold & Exploration Company Limited Shareholders, dated December 5, 2008.
2	Certificate of Incorporation of Randgold & Exploration Company Limited, dated September 29, 1992.
3	Articles of Association of Randgold & Exploration Company Limited, dated September 29, 1992.
4	Memorandum of Association of Corgroup (Neptune) Investments Limited, dated November 24, 1969.
5	Articles of Association of Corgroup (Neptune) Investments Limited, dated November 24, 1969.
6	Articles of Association of First Westgold Mining (Proprietary) Limited, dated May 25, 1993.
7	Memorandum and Articles of Association of First Westgold Mining (Proprietary) Limited, dated August 17, 1992, as amended May 3, 1993.
8	Special Resolution of First Westgold Mining (Proprietary) Limited, dated August 23, 1995.
9	Memorandum of Association of Free State Development and Investment Corporation Limited, dated February 11, 1944.
10	Articles of Association of Free State Development and Investment Corporation Limited, dated October 25, 2001.
11	Certificate of Incorporation and Articles and Memorandum of Association of Goldridge Mining Company (Proprietary) Limited, dated October 4, 1974.
12	Memorandum of Association of Seltrust Mining Ventures (Proprietary) Limited, dated February 8, 1944.
13	Certificate of Incorporation and Articles and Memorandum of Association of Seltrust Mining Ventures (Proprietary) Limited, dated October 29, 1985.
14	Certificate of Incorporation and Articles and Memorandum of Association of Minrico Limited, dated September 29, 1999.
15	Memorandum and Articles of Association of Pan-African Exploration Syndicate Limited, dated January 10, 1913.
16	Amended Articles of Association of Pan-African Exploration Syndicate Limited, dated September 8, 1983.
17	Memorandum of Association of Randgold Prospecting & Mineral Holdings Limited, dated November 4, 1992.
18	Articles of Association of Randgold Prospecting & Mineral Holdings Limited, dated October 30, 1992.
19	Articles of Association of Rand Mines Lands Limited, dated January 1, 2001.
20	Memorandum and Articles of Association of Ashbourne Investments (Proprietary) Limited, dated November 25, 1948, as amended June 8, 1964 by Special Resolution.
21	Special Resolution of Ashbourne Investments (Proprietary) Limited, changing corporate name to Southern Holdings Limited and amending the Articles and Memorandum of Association, dated October 24, 2000.
22	Memorandum of Association of Versatex Trading 446 (Proprietary) Limited, dated September 4, 2002.
23	Articles of Association of Versatex Trading 446 (Proprietary) Limited, dated September 4, 2002.
24	Memorandum of Association of Consolidated African Mines Limited, dated June 9, 1954.
25	Memorandum and Articles of Association of Continental Base Metal Mining Company (Proprietary) Limited, dated August 12, 1985.
26	Certificate to Commence Business, Certificate of Incorporations, and Memorandum of Association of Bentonite Nominees Limited, dated April 28, 1969.
27	Articles of Association of Doornrivier Minerals Limited, dated November 18, 1983.
28	Debenture Subscription Agreement, dated January 6, 2004, between JCI Limited, Umoya Holdings (Proprietary) Limited, Itsuseng Investments (Proprietary) Limited, Newline Investments 120 (Proprietary) Limited, Ikamva Investment Holdings (Proprietary) Limited, and Kovacs Investments 608 (Proprietary) Limited, as amended by agreement between JCI Limited,

Umoya Holdings (Proprietary) Limited, Itsuseng Investments (Proprietary) Limited, Newline Investments 120 (Proprietary) Limited, Ikamva Investment Holdings (Proprietary) Limited, and Kovacs Investments 608 (Proprietary) Limited, amended August 12, 2005.

29	Debenture Subscription Agreement, dated October 20, 2008, between JCI Limited, Kovacs Investments 608 (Proprietary) Limited, and Itsuseng Investments (Proprietary) Limited.
30	Shareholder Agreement, dated October 26, 2005, between the Trustees for the Time Being of the Dudley Trust, Bosch Trading Limited, Citation Holdings S.A., Kovacs Investments 608 (Proprietary) Limited, Rocketship Properties (Proprietary) Limited, the Trustees for the Time Being of the Harold Johnson Family Trust, and Boschendal Limited.
31	Sale of Shares Agreement, dated August 7, 2003, between Randgold & Exploration Company, Limited, Equitant Trading (Proprietary) Limited, and Phikoloso Mining (Proprietary) Limited.
32	Sale of Cue Incident Shares Agreement, dated May 31, 2005, between Consolidated Mining Management Services Limited and Mvelaphanda Holdings (Proprietary) Limited.
33	Sale of Shares Agreement, dated February 18, 2008, between Futuremed Pharmaceuticals (Proprietary) Limited, JCI Limited, and Bioclones (Proprietary) Limited.
34	Sale of Shares Agreement, dated April 10, 2008, between JCI Gold Limited and Mowana Investments (Proprietary) Limited.
35	Sale of Shares Agreement, dated October 21, 2008, between JCI Limited, Garry John Fromentin, Lyons Property Solutions (Proprietary) Limited, Lyons Corporate Real Estate (Proprietary) Limited, and Lyons Financial Solution Holdings (Proprietary) Limited.
36	Share Purchase Agreement, dated April 10, 2008, between Cytos Limited, Maitland Nominees Limited, and Maitland Services Limited.
37	Loan Agreement, dated June 4, 2008, between Nedbank Limited and Boschendal Limited.
38	Nomination Agreement, dated October 14, 2004, between JCI Limited and Consolidated Mining Management Services Limited.
39	Memorandum of Mediation Agreement, dated April 7, 2006, between Randgold & Exploration Company Limited and JCI Limited.
40	Memorandum of Agreement regarding Mediation, dated May 14, 2008, between Randgold & Exploration Company Limited, JCI Limited, SF Burger, HE Wainer, and C Nupen.
41	Asset Sale Agreement, dated June 2, 2008, between Rocketship Properties (Proprietary) Limited, IFA Boschendal Investments (Proprietary) Limited, Kovacs Investments 608 (Proprietary) Limited, and Citation Holdings S.A.
42	Memorandum of Agreement, dated July 26, 2007, between Gold Fields Limited, Western Areas Limited, Free State Development and Investment Corporation Limited, Goldridge Gold Mining Company (Proprietary) Limited, JCI Limited, JCI Gold Limited, JCI Investment Finance (Proprietary) Limited, Jubilee Prospectors Limited, Randgold & Exploration Limited, and Barnato Exploration Limited.
43	Employment Contract, dated August 17, 2005, between Randgold & Exploration Company and Peter Henry Grey.
44	Employment Contract, dated November 8, 2005, between Randgold & Exploration Company and Roger Patrick Pearcey.
45	Employment Contract, dated October 23, 2008, between Randgold & Exploration Company and Marais Steyn.
46	Final Report on Limited Investigation into the Trade, Dealings, Affairs, or Property of the Randgold & Exploration Company Limited, dated march 14, 2006.
47	Investigation of transactions performed by Consolidated Mining Management Services Limited and JCI Limited Volume I, dated November 14, 2006.
48	Investigation of transactions performed by Consolidated Mining Management Services Limited and JCI Limited Volume II, dated November 14, 2006.
49	Investigation of transactions performed by Consolidated Mining Management Services Limited and JCI Limited Volume III, dated November 14, 2006.
50	Forensic Investigation: First Interim Progress Report, dated October 25, 2005.
51	Forensic Investigation: Second Interim Progress Report, dated November 3, 2005.
52	Forensic Investigation: Third Interim Progress Report, dated November 15, 2005.
53	Forensic Investigation: Fourth Interim Progress Report, dated December 7, 2005.
54	Forensic Investigation: Fifth Interim Progress Report, dated January 26, 2006.

55	Forensic Investigation: Sixth Interim Progress Report, dated February 21, 2006.
56	Letter from KPMG to Securities Regulation Panel regarding Section 440D of the Companies Act, dated January 18, 2008.
57	Valuation Report of Residual Properties of Boschendal Limited, dated May 23, 2008.
58	Mineral Asset Valuation Report on the Du Preez Leger Project, dated November 7, 2008.
59	Environmental Management Plan associated with Mining Permit Application for Du Preez Leger Project, dated August 1, 2005.
60	Press Release by Randgold and JCI, dated February 28, 2007, titled "Statement by the Mediators."
61	Press Release by Randgold and JCI, dated March 5, 2007, titled "In the Mediation Between: Randgold & Exploration Company Limited and JCI Limited."
62	Press Release by Randgold and JCI, dated March 7, 2007, titled "Statement by the Mediators."
63	Press Release by Randgold and JCI, dated March 7, 2007, titled "Joint announcement to R&E and JCI shareholders relating to a statement by the mediators in the mediation between the companies; a postscript thereto and further renewal of cautionary announcement."
64	Press Release by Randgold and JCI, dated March 15, 2007, titled "Shareholder Update on the settlement and/or merger negotiations between R&E and JCI (collectively "the companies" or "both companies") and further renewal of cautionary announcement."
65	Press Release by Randgold and JCI, dated April 23, 2007, titled "Joint Announcement by R&E and JCI (Collectively "The Companies" or "Both Companies") A Proposal for the Merger of the Companies and Further Renewal of Cautionary Announcement."
66	Press Release by Randgold and JCI, dated June 11, 2007, titled "Joint Cautionary Announcement."
67	Press Release by Randgold and JCI, dated June 29, 2007, titled "Request for Submissions."
68	Press Release by Randgold and JCI, dated July 20, 2007, titled "Joint Announcement – Update on Application to SRP regarding Proposed Merger."
69	Press Release by Randgold and JCI, dated October 31, 2007, titled, "Results of General Meeting."
70	Press Release by JCI, dated December 13, 2007, titled "NAV as at 31 March 2007 – Auditors provide limited assurance."
71	Press Release by Randgold and JCI, dated April 4, 2008, titled "Update to Shareholders."
72	Press Release by Randgold and JCI, dated April 4, 2008, titled "Draft Merger Circulars Submitted."
73	Press Release by Randgold and JCI, dated July 18, 2008, titled "Proposed Settlement Agreement and Renewal of Cautionary Announcement."
74	Press Release by Randgold and JCI, dated July 22, 2008, titled "Proposed Settlement Agreement and Renewal of Cautionary Announcement."
75	Press Release by Randgold and JCI, dated July 24, 2008, titled "Update to Shareholders."
76	Press Release by Randgold and JCI, dated July 31, 2008, titled "Memorandum of Understanding between R&E and JCI."
77	Press Release by Randgold and JCI, dated August 19, 2008, titled "Shareholder Update on Settlement Negotiations."
78	Press Release by Randgold, dated August 26, 2008, titled "Update to shareholders and renewal of cautionary announcement R&E claims against JCI Limited ("JCI")."
79	Press Release by JCI, dated August 27, 2008, titled "Mediation Process with Randgold & Exploration Company Limited Further Cautionary Announcement."
80	Press Release by Randgold, dated October 14, 2008, titled "Further Cautionary Announcement."
81	Press Release by Randgold, dated October 31, 2008, titled "Further Renewal of Cautionary Announcement."
82	Press Release by Randgold, dated November 6, 2008, titled "R&E and JCI resume Merger Talks."

Exhibit 47

KPMG

JCI Limited

Investigation of transactions performed by Consolidated Mining Management Services (Pty) Limited and JCI Limited Volume I

Second preliminary report on factual findings

14 November 2006
This report contains 276 pages
R2512-16203F (Vol I)/#126933

Contents

Abbreviations

Detailed descriptions and explanations of terms and abbreviations relevant to this report are listed below. These descriptions and explanations however serve to clarify our report and are not intended to be authoritative.

Abongile	Abongile Policy and Management (Pty) Limited
Abrina 30	Abrina 30 (Pty) Limited t/a Bonessa Consortium
ABSA Stockbrokers	ABSA Stockbrokers (Pty) Limited
ABSA	ABSA Bank Limited
ADR	American Depository Receipt
Aflease	Afrikander Leasing Limited
Afrifocus	Afrifocus Securities
AFS	Annual Financial Statements
Agliotti	Glen Agliotti, contact person for Spring Lights 6 (Pty) Limited and Misty Mountain Trading 18 CC
Agreement	The Consortium Sale Agreement dated 9 June 2004 between Tawny, Anglo, Chestnut and REC
AIN	Associated Intelligence Network (Pty) Limited
Alibiprops	Alibiprops 13 (Pty) Limited
Amathuba Holdings	Amathuba Holdings (Pty) Limited
ASAC/Anglo	Anglo South Africa Capital (Pty) Limited
ASX	Australian Stock Exchange

AUD/AUD$	Australian dollar
Axon	Societé Generale, Johannesburg Branch, registration number 1996/006193/10
Bailey	Jill Bailey, personal assistant to the erstwhile financial director of JCI Limited and REC
Baobab	Baobab Aviation (Pty) Limited
Barnex	Barnato Exploration Limited
Baron	Denver Craig Baron, director of FAMDA
Barrett	David Barrett, of Marulelo, apparently a public relations advisor to the JCI Limited group of companies and the Kebble family
Battleaxe	Battleaxe Estate & Investment (Pty) Limited
Bawden	Barry Desmond Bawden, the brother of Beale
Beachcove	Beachcove Holdings (Pty) Limited
Beale	Patricia Beatrice Beale, an employee of CMMS and company secretary to various JCI Limited group companies
Benjamin	Lisa Benjamin, an erstwhile administrative assistant of Geta Fish
Berry	John Berry, erstwhile employee of REC
Biddup Investment	Biddup Investments (Pty) Limited
Blue Moonlight Properties 124	Blue Moonlight Properties 124 (Pty) Limited

BNC	BNC Investments (Pty) Limited, through which the interest of the Kebble family in JCI Limited was held
Bookmark	Bookmark Holdings (Pty) Limited
Booth	William Booth Incorporated, Attorneys at Law
Borderall Investments	Borderall Investments (Pty) Limited
Bray	Vaughan G Bray
Bryer	Roger Bryer
Brink Cohen	Brink Cohen Le Roux Incorporated, attorneys
Buitendag	Hendrik Christoffel Buitendag, erstwhile financial director of JCI Limited and REC, and a director of CMMS and RRH
Bullishprops	Bullishprops 13 (Pty) Limited
Burgess	Jason Burgess, member of Geta Fish
CAM Jersey	Consolidated African Mines Jersey Limited
CAM	Consolidated African Mining Limited, the previous name of JCI Limited
Capacity Building	Bakgontshi Communication (Pty) Limited t/a Capacity Building
Castle Ultra/CU	Castle Ultra Trading 295 (Pty) Limited
Catwalk Investments 394	Catwalk Investments 394 (Pty) Limited
Catwalk Investments	Catwalk Investments 208 (Pty) Limited
Cavanagh	Stewart Cavanagh, the current group financial manager of JCI Limited

CC	close corporation
C-Chest Trading	C-Chest Trading (Pty) Limited
Chestnut Hill Investments 178	Chestnut Hill Investments 178 (Pty) Limited
Chestnut	Chestnut Hill Investments 60 (Proprietary) Limited
Chivers	Mark Chivers, trader at T-Sec of JCI trading accounts
Clifton Dunes 114	Clifton Dunes Investments 114 (Pty) Limited
Cloete	Joseph Cloete, director of FAMDA
Closenberg	Jeff Closenberg of Closenberg Consultancy and also practising as an attorney under the name and style of Mallinicks Incorporated
CMC Jersey	Consolidated Mining Corporation (Jersey) Limited
CMC	Consolidated Mining Corporation Limited
CMMS	Consolidated Mining Management Services (Pty) Limited
CNSG	Central National Security Group
Computershare	Computershare Limited, Share Registrars of the listed JCI Limited group of companies
Commercial Trust	The Commercial & Equities Trust
Concerto	Concerto Nominees Limited
Goldfields/Continental/ Continental Goldfields	Continental Goldfields Limited
Coral Lagoon Investments 57	Coral Lagoon Investments 57 (Pty) Limited

Cosec	System used by the company secretaries of JCI Limited to maintain the allocations of shares of the various JCI Limited companies.
cps	cent per share
CSD	Central Securities Depository
CSDP	Central Securities Depository Participant
Cygnus Marketing	Cygnus Marketing CC
Datatrack	Datatrack Limited, a Mauritius based company established to facilitate payments for software and licensing of Startrack Africa
Dayspring	Dayspring Management Services (Pty) Limited
De Beer	Matthys de Beer, an erstwhile accountant at the JCI Limited group of companies
De Bruyne	Phillipe De Bruyne, employee working for Luembe Joint Venture
De Vries	Olivia Harriet de Vries, director of Sweet Equity Investments 42
Discus	Discus Holdings Limited
Dormell 211	Dormell Properties 211 (Pty) Limited
DRD	Durban Roodepoort Deep, Limited
Eagle Creek 200	Eagle Creek Investments 200 (Pty) Limited
Eagle Creek 215	Eagle Creek Investments 215 (Pty) Limited

Eagle Creek 250	Eagle Creek Investments 250 (Pty) Limited
Eagle Creek194	Eagle Creek Investments 194 (Pty) Limited
Eborall	Kevin Eborall, acting chief executive officer, Skygistics
Edge to Edge	Edge to Edge 26 (Pty) Limited
Eloff	Paul Eloff, director of Nutrix
Equitant	Equitant Trading (Pty) Limited
ETA	ETA Trust
etc	etcetera
Evans	Mike Evans, chairperson of Mallinicks
FAMDA	Fishing and Mariculture Development Company of the Northern Cape
Faranani	Faranani Auctioneers
Finsettle	Finsettle Services (Pty) Limited
Fireside	Fireside (Pty) Limited
Flack	Peter Flack, employee of DRD
Flegg	Jane Flegg, erstwhile financial controller of Weston
FNB	First National Bank, a divison of FirstRand Bank Limited
FPM	Financial Portfolio Management
Friedshelf 350	Friedshelf 350 (Pty) Limited
Geromont	Philip Franz Lothar Geromont

Geta Fish	Retrospective Trading cc t/a Geta Fish
Gleason Publications	Gleason Publications (Pty) Limited
Gleason	Ernest Davidson Gleason, director of Gleason Publications
Goodwin	Graham Goodwin, employee at T-Sec
Graceford	Graceford Holdings Limited
Gray	Peter Henry Gray, the chief executive officer of JCI Limited and REC
Griffiths	Gareth Griffiths, an erstwhile employee of the JCI Limited group of companies
Hattingh	Neil Hattingh, CFO of Skygistics
HDSA	Historically Disadvantaged South Africans
Heath	Willem H Heath, the chief executive officer of Heath Forensic Investigations and Consultants CC
Henning	Pieter Henning, erstwhile group financial manager of JCI Limited and REC
Highland Night 157	Highland Night Investments 157 (Pty) Limited
Hothouse Investments	Hothouse Investments (Pty) Limited
HSC	Heath Forensic Investigators and Consultants CC t/a Heath Specialist Consultants
i.e.	it estd
IAD	Ikamva Asset Disposal (Pty) Limited
IDC	Industrial Development Corporation Limited

Ikamva Mining	Ikamva Mining and Resources (Pty) Limited
Ikamva	Ikamva Investment Holdings (Pty) Limited
Inkwenkwezi	Inkwenkwezi Gold (Pty) Limited
Inter-Ocean Management	Inter-Ocean Management Limited, administrators of Graceford, based in Mauritius
Investage	Investage 170 (Pty) Limited
Investec UK	Investec Bank (United Kingdom) Limited
Investec	Investec Bank Limited
IoM	Isle of Man
Itsuseng	Itsuseng Investments (Pty) Limited
Jackson	Clement Jackson, owner of Finerent 1016 CC
Jaganda	Jaganda Trading (Pty) Limited
JCI East Africa	JCI East Africa (Pty) Limited
JCI Gold	JCI Gold Limited
JCI Group of companies	JCI Limited/JCI Gold/CMMS and their subsidiaries
JCI Properties	JCI Properties Limited
JCI/JCI Limited	JCI Limited
Jewitt	Raymond Robert Jewitt
JSE	JSE Securities Exchange of South Africa
Julius	Abraham Edward Julius, director of FAMDA

•

Kabusha	Kabusha Mining (Pty) Limited
Katzen	Serah Daliah Katzen, director of FAMDA
Kelco International	Kelco International Limited
KGvdM	Karen Grete van der Merwe, shareholder of Tantco
Kirstenberry Lodge	Kirstenberry Lodge (Pty) Limited
Klaasen	Martin Richard Klaasen, director of FAMDA
Koketso Capital	Koketso Capital (Pty) Limited
Koketso	Koketso Holdings (Pty) Limited
Kovacs 608	Kovacs Investments 608 (Pty) Limited
Kovacs 620	Kovacs Investments 620 (Pty) Limited
Koyana	Dwafiba Ongama Koyana, director of Masupatsela
Lamoson	Bob Lamoson, director of Seeter
Lamprecht	John Chris Lamprecht, the current financial director of JCI Limited and REC
Landau	Peter Landau, director, Continental Goldfields
Langa	Themba Benedict Langa, director of Lembede
Lembede IH	Lembede Investment Holdings (Pty) Limited
Lembede	Lembede Resources (Pty) Limited
Letseng Diamonds	Letseng Diamonds Limited (Mauritius) Company
Letseng Investments	Letseng Investment Holdings South Africa (Pty) Limited

Levin	John Levin representing Mallinicks
Lexshell	Lexshell 658 Investments (Pty) Limited
Little Swift 148	Little Swift Investments 148 (Pty) Limited
Long	Kim Long, shareholder in Koketso Capital (Pty) Limited
Louw	John Louw, director at Umbono Forensics
Lowery	Jo-Anne Lowery, employee of Computershare
Luci	Daughter of Luci Ficcuseco
Luembe	Luembe Mining (Pty) Limited
Lyons	Lyons Corporate Lease Fund
Madumise	Brenda Madumise, a director of REC
Maillard	Kenneth Maillard, manager of Inter-Ocean Management
Main	Paul Main, chief executive officer at Letseng Diamonds Limited
Mallinicks	Mallinicks Incorporated, a firm of attorneys
Maredi	Maredi Wilson Mphahlele
Marsanto	LDA Marsanto, party to Luembe Joint Venture
Marulelo	Marulelo Communications (Pty) Limited
Mashele	Jose Mashele, a director of Masupatsela
Mason	John Mason
Masupatsela Angola	Masupatsela Angola Mining Ventures (Pty) Limited

Masupatsela Nutrition	Masupatsela Nutrition (Pty) Limited
Masupatsela	Masupatsela Investment Holdings (Pty) Limited
Matodzi IH	Matodzi Investment Holdings (Pty) Limited
Matodzi	Matodzi Resources Limited
Matthews	Zolani Kgosie Matthews
MCM	Marina Coastal Management
Mennelow	Mannelow Fishing
Micromath	Micromath Trading 485 CC
Misty Mountain	Misty Mountain Trading 18 CC
Mjongile	SB Mjongile
Mkwanazi	Mafika Edmund Mkwanazi, director of Bookmark Holdings (Pty) Limited
Moregate	Moregate Investments (Pty) Limited
Morton	Benita Morton, group legal advisor of JCI Limited and REC
Moss Morris	Moss-Morris, attorneys
Moss	Michael Moss, employee of AIN
Mphahlele	Maredi Mphahlele, member of Tswelopele Associates CC
Munnick	Lewies Cornelius Munnick, director of FAMDA
Ncwana	Lunga Raymond Ncwana, a director of REC and Itsuseng Investments (Pty) Limited

New Heights	New Heights 120 (Pty) Limited
Newfound	Newfound Capital (Pty) Limited
Newline	Newline Investment Holdings (Pty) Limited
Newshort	Newshort Nominees (Pty) Limited
Nissen	Andrew Christoffel Nissen, director of REC and JCI Limited
Nkhulu	Andile Reeves Nkhulu, director of Itsuseng
NMC	New Mining Corporation Limited
Notable Holdings	Notable Holdings (Pty) Limited
Ntsele	Buti Dominique Ntsele, director of Capacity Building
Nutrx	Nutrx (Pty) Limited
Off the Shelf Investments	Off the Shelf Investments 124 (Pty) Limited
Orlyfunt	Orlyfunt Holdings (Pty) Limited
OT80	Onshelf Trading Eighty (Pty) Limited
Pacific Fisheries	Pacific Fisheries Limited
Pam Golding	Pam Golding Properties (Pty) Limited
Pandor	Sharif Pandor, director of Ikamva
Paradigm Shift	Paradigm Shift CC
Paradise Creek	Paradise Creek Investments 83 (Pty) Limited
Pearcey	Roger Pearcey, erstwhile company secretary of Simmer & Jack (Pty) Limited

Peregrine Equities	Peregrine Equities (Pty) Limited
Perrevos	Dimitri Perrevos, party to Luembe Joint Venture
Phaliso	Mirriam Nozibonelo Phaliso, director of FAMDA
Phikoloso	Phikoloso Mining (Pty) Limited
Pilgrims Rest	Pilgrims Rest Estates Limited
PLJ	PLJ Financial Services (Pty) Limited
Platgold	Platgold Pacific NL
Poole	George W Poole, an erstwhile company secretary of JCI Limited
Rapivest 18	Rapivest 18 (Pty) Limited
RAR Kebble	Roger Ainsley Ralph Kebble, an erstwhile director of JCI Limited, REC, CMMS and RRH
Rasethaba	Sello Mashao Rasethaba, a director of Bookmark
RB Kebble	Roger Brett Kebble, an erstwhile director and chief executive officer of JCI Limited, an erstwhile director of CMMS, RRH and REC
Redbay	Redbay Investments (Pty) Limited
REC	Randgold & Exploration Company Limited
Refraction	Refraction Investments (Pty) Limited
Revolution Events	Revolution Events (Pty) Limited
Ridek	Ridek Corporation, a subsidiary of Weston

RRH	Rand Resources Holdings Limited
RRL	Rand Resources Limited
S&J/Simmer & Jack	Simmer and Jack Mines Limited
SA Rand	South African Rand
Saacks	Marcelle Saacks, employee of Mallinicks Incorporated
Saaiman	Malan Saaiman, financial manager at T-Sec
Sabbatini	Mauro Antonio Sabbatini, director of Micromath Trading 485 CC
SADC Fisheries	Off the Shelf Investments 119 Limited in the process of changing its name to SADC Fisheries
SAFCO	South Atlantic Fisheries Company (Pty) Limited
Salmon	Chris Salmon, employee of JCI Limited
Sander	Steven Sander, CNSG
SASFIN	SASFIN Limited
Schalkwijk	Marleen Schalkwijk, an accountant at JCI Limited
Schultz	Brendon Schultz, Area Operations Manager, CNSG
Seamo	Seamo Investments 55 (Pty) Limited
SEC	Securities and Exchange Commission of the United States of America
Seeter	Seeter (Pty) Limited
Shelley Street/Street	Shelley Street of Design Consultants

Sherry	Nathan Sherry, director of Fireside, Triland Investments and Borderall Investments
SIM	Simmer & Jack ordinary shares
Singh	Dharmdeu Singh, director of FAMDA
Skygistics	Skygistics (Pty) Ltd (based in South Africa), previously known as Startrack Communications Africa (Pty) Limited
Slip Knot/Slipknot	Slip Knot Investments 203 (Pty) Limited
Socgen	Societé Generale, Johannesburg Branch Reg. number 1996/006193/10
Springlights	Spring Lights 6 (Pty) Limited
Standard Bank	The Standard Bank of Southern Africa Limited
Startrack Australia	Startrack Communications (Australia) (Pty) Limited (based in Australia)
Startrack Communications	Startrack Communications Limited (based in Australia)
Steenkamp	Leonard Steenkamp, chief executive officer of T-Sec
Stemmet	Paul Stemmet, director of Palto (Pty) Limited
Stratton	John Stratton, an erstwhile director of JCI Limited and CMMS
Strauss	Gail Strauss, consultant to Marulelo
Sugar Tree	Sugar Tree Properties (Pty) Limited
Swanevelder	Lieben Hendrik Swanevelder, an erstwhile accountant at JCI Limited

Sweet Equity Investments 42	Sweet Equity Investments 42 (Pty) Limited
Taback Inc	Mervyn Taback Incorporated, a firm of attorneys who provided legal services to JCI Limited and REC
Tacked Investments	Tacked Investments (Pty) Limited
Tambo	Dali David Tambo, shareholder in Koketso Capital (Pty) Limited and Koketso Holdings (Pty) Limited
Tan Range	Tan Range Exploration Corporation
Tantco	Tantco Global (Pty) Limited
Tasmanian Bluefin	Tasmanian Bluefin (Pty) Limited
Tawny	Tawny Eagle Holdings (Pty) Limited
TGME	Transvaal Gold Mining Estate Limited
Thoughtfox	Thoughtfox (Pty) Limited
Titan SD	Titan Share Dealers (Pty) Limited
Titan	Titan Securities (Pty) Limited
Tonin	Francesco Antonio Tonin, director of FAMDA
Tonkin	Douglas Tonkin, erstwhile director of Nutrix
Top Edge	Top Edge Investments (Pty) Limited
Topgold	Topgold AG mvK
Tradek	Tradek Nominees (Pty) Limited, part of T-Sec
Triland Investments	Triland Investments (Pty) Limited

T-Sec	Tlotlisa Securities (Pty) Limited, previously Tradek Balderson (Pty) Limited
Tswelopele	Tswelopele Associates CC
Turbine Aviation	Turbine Aviation (Pty) Limited
Turnbull	Jan Turnbull, an erstwhile employee of Continental Goldfields Limited
Tuscan Mood	Tuscan Mood 1224 CC
TWB	Tugendhaft Wapnick Banchetti and Partners, attorneys
Umoya Holdings	Umoya Holdings (Pty) Limited
Up on Point	Up on Point Properties 67 (Pty) Limited
Van der Merwe	Pieter van der Merwe, consultant to Marulelo Communications (Pty) Limited
Van Staden Lourens	Lourens van Staden, a practising attorney and director of Taback Inc
Van Staden	Frik van Staden, chief operating officer of Skygistics
Van Straaten	Margie Van Straaten, assistant to company secretary of JCI Limited
Van Zyl	Martin van Zyl, an employee of T-Sec
Vieira	Lynn Vieira, bookkeeper of CMMS
Viking Pony 346	Viking Pony Properties 346 (Pty) Limited
Viking Pony	Viking Pony Properties 359 (Pty) Limited
Viljoen	Jacques Viljoen, director of Palty (Pty) Limited

WAL	Western Areas Limited
Wapnick	Sharon Wapnick, attorney at TWB and former deputy chairperson of Moss Morris
WAR	Western Areas Ordinary Shares
Ward	Samual Ward, employee at SAFCO's accounts department
Watson	Ronald James Watson, director of Top Edge Investments (Pty) Limited
WCIH	Wild Country Investment Holding Company (Pty) Limited
Wellesley-Wood	Mark Wellesley-Wood
Wepener JR	Louw Wepener
Wepener SR	Leo Wepener
Weston	Weston Investments (Pty) Limited (based in Australia)
Williams	Peter Williams, director of SAFCO
Wilson	Ian Wilson
Wormald	Stephen Wormald, director of Thoughtfox (Pty) Limited
WWB	Webber Wentzel Bowens, a firm of attorneys

Exhibits

Copies of all documentation referred to in the footnotes to this report have been collated into exhibit files and should be read in conjunction with the contents of this report.

Annexures

The following annexures are attached to this report and should be read in conjunction with the contents of this report.

Persons interviewed	A
Documentation investigated	B
Reconciliation of the flow of WAR shares between the accounts held at T-Sec and Computershare	C
WAR share reconciliation summary	D
WAR movements in the JCI Gold CSDP account at Computershare	E
Reconciliation of Beale's PLJ Financial Services account	F
Reconciliation of the Alibiprops account	G
Reconciliation of the Pilgrims Rest account	H
Reconciliation of the WAL Share Incentive Trust account	J
Historical WAR share movement summary	K
Combined cash flow for the T-Sec trading accounts 648410; 633701 and 649558 for the period 1 April 2002 to 31 October 2005	L
Share trading in WAR, JCI Gold, REC and RRL shares	M
Summary of WAR, JCI Gold, REC and RRL shares traded	N
Combined cash flow for the T-Sec trading accounts 648410; 633701 and 649558 for the year ending 31 March 2003	O

•

1 Summary of findings

1.1 The funding of JCI Limited and the application thereof

1.1.1 The treasury activity performed by CMMS

The strategy adopted by the previous directors and officers of JCI Limited and its subsidiaries required access to significant funding for the execution of such strategy. JCI Limited had little access to funding and the group did not enjoy support from financial institutions, save for the event of a transaction with Investec UK, which generated funding of some R209 077 690.63, initially, and an additional R48 million at a later stage. Hence, CMMS performed a treasury activity in conjunction with T-Sec and, later, with Socgen through securities lending agreements, essentially borrowing shares in the market and selling same for purposes of raising funds for the JCI Limited group and for purposes of transactions peformed by REC, in particular the Inkwenkwezi transactions.

A securities-lending agreement entails the borrowing of shares in the market and then selling these to raise funds, hoping that a bear market will reduce the cost of funding, alternatively hoping that the return on assets of JCI Limited would outperform the share market. This funding mechanism originated during the 2003 financial year, when CMMS performed limited securities lending transactions to generate funding.

As part of their treasury function and to generate funds for the group, various trading accounts were opened at T-Sec. We focused on the following three trading accounts:

- Consolidated Investments ("Consolidated Investments"): Account number: 648410;
- Randgold Scrip Lending Account ("Randgold Scrip"): Account number: 633701; and
- JCI Gold ("JCI Gold"): Account number: 649558.

The bulk of the financing activities of CMMS were conducted through these three accounts with the majority of the trading, specifically relating to the securities-lending agreements, being transacted in the Consolidated Investments and Randgold Scrip accounts.

Although the trading accounts, for Randgold Scrip and JCI Gold, were opened on instructions received from two separate legal entities, the transactions, performed on the JSE and reflected on the two trading accounts, were in principle accounted for in the general ledger of CMMS. Whilst the Randgold Scrip account at T-Sec was consolidated in the accounts of CMMS, our investigation indicated that this trading account was opened to facilitate the scrip lending activity of a scrip lending agreement between REC and Socgen. Save for some R31 680 159.16 transferred from that account to JCI and JCI owned trade accounts, the activity in the Randgold Scrip trading account was unrelated to JCI Limited.

The primary trading strategy was to generate funding for the JCI Limited and REC group of companies *via* the securities-lending agreements that were in place on the Consolidated Investments and Randgold Scrip accounts. Initially, the Consolidated Investments trading account number 648410 was opened as an investment fund for JCI Limited and the objective of the fund was to generate growth on investments. The initial arrangement towards this funding mechanism lasted for a period of three months, which period was extended for a further two periods of three months, respectively, before ending in the current position. T-Sec had recommended the hedging of the liability incurred in the execution of the securities-lending arrangement. CMMS had always declined to do so. The initial agreement with Socgen was that the limit of the securities-lending arrangement would be capped at R700 million on the Consolidated Investment trading account, while T-Sec acted as an agent for JCI Limited. As security for this arrangement JCI Limited provided WAR share scrip and cash.

JCI Limited's and REC's funding requirements, particularly when REC had to fund the Inkwenkwezi transaction, exceeded that limit and, as a result, Socgen indicated a willingness to provide an additional facility. The additional facility was to be provided to another legal entity in order to satisfy prudential requirements, which restricted facilities to a maximum of R700 million per entity. A second agreement was then entered into between REC and Socgen. The limit, for the JCI Limited and REC groups, and CMMS, as the treasury of the groups, was effectively increased to R1 400 million, with separate facilities for both REC and JCI Limited. All of the transactions on the trading accounts were recorded in the general ledger of CMMS.

The trading activities of CMMS were primarily aimed at generating funds as and when required by CMMS. When the CMMS funding requirements increased, Socgen demanded more liquidity in terms of both shares and cash. In addition hereto, CMMS was exposed to significant trading losses on its treasury function, having generated R415 785 861.27 out of its trading activities, whilst incurring a liability in respect of such trading activity of some R697 832 052.76. It appears that the pressure caused by the above mentioned two events contributed to the need for some of the fund raising activities dealt with at section three below.

During our investigation of the trading accounts, it was evident that there was a minimum of documentation available to support the various transactions conducted through these accounts. Most of the supporting documentation consisted of internal documentation generated by T-Sec indicating that numerous trading instructions had been verbally received from CMMS staff.

1.1.2 Cash flows of the treasury and other activities of CMMS

A cash flow analysis was prepared (per financial year and consolidated for the period under investigation) indicating the flow of funds generated by the share trading. In addition, a cash flow analysis of funds received, other than through the three major trading accounts of CMMS, was also prepared. These two cash flow analyses of share trading and other cash receipts were then combined into a single combined cash flow analysis of CMMS. This combined cash flow analysis of CMMS indicated funds received from T-Sec, relating to share trading, and other funds received by CMMS and the subsequent application of such funds by CMMS.

1.1.2.1 Overview of the cash flows

Based on the cash flows prepared, a total amount of R2 944 331 179.45 was received by CMMS, whilst an amount of R2 968 500 007.25 was expensed during the period of the investigation. Ignoring opening balances on the various accounts, a shortfall of R24 168 827.80 existed for the period investigated.

The most significant flows of these funds can be summarised as follows:

Activity	Amount (R000)	Amount (R000)	Amount (R000)
Inflows	**Combined**	**Share Trading**	**Cash Receipts**
Share trading activity (sale of own and other shares)	1 659 150	1 395 700	263 450
Received – Alibiprops	173 409	173 409	-
Received - JCI Limited group companies and WAL	344 941	156 604	188 337
Received - REC (excl sale of RRL and Aflease shares)	64 927	54 924	10 003
Received - directors and related entities	134 258	48 349	85 909
Received - financial institutions (excl finance structures)	535 307	61 505	473 802
Other	32 338	-	32 338
Total inflow of funds	**2 944 330**	**1 890 491**	**1 053 839**
Outflows	**Combined**	**Funded by share trading**	**Funded by cash receipts**
Share trading and administrative expenses	179 710	129 809	49 901
Loans to JCI Limited group entities and to WAL	1 086 360	624 191	462 169
Paid to Alibiprops	3 925	3 925	-
Funding of REC activities	409 785	333 754	76 031
Directors and related entities	199 785	76 975	122 810
Investments/loans by/to JCI Limited group companies	338 486	173 023	165 463
Financial institutions (excluding financing structures)	314 159	-	314 159
Corporate expenditure	436 290	51 467	384 823
Total outflow of funds	**2 968 500**	**1 393 144**	**1 575 356**
Net flow of funds	**Combined**	**Share Trading**	**Cash Receipts**
(Shortfall)/Surplus	**(24 170)**	**497 347**	**(521 517)**

It should be noted that an amount of R495 144 685 was paid from the share trading accounts to the bank account of CMMS. This outflow is not reflected in the above cash flow, as the full income generated by the share trading is taken into account and, by including the amount of R495 144 685, the accounting for this amount would be duplicated.

1.1.2.2 Funds received

Total funds of R2 944 331 179.45, generated during the period 1 April 2002 to 31 October 2005, was sourced as described below.

Trading Activities – Major trade accounts

An amount of R1 372 468 859.85 was generated from trading activities with T-Sec as part of the two securities lending agreements. This amount represents the net trading activities after accounting for the movement incurred for collateral, dividend payments and interest payments associated with the securities borrowing/lending activities. We have not analysed or calculated the profit and losses generated by the trading activities on specific shares. Since the bulk of the activities involved the selling of borrowed securities and securities obtained as set out below, an inflow of funds to the account was generated.

Included in the above mentioned amount is an amount of R1 193 844 616.39, representing the net funds generated on the sale and purchase of listed shares of companies in the JCI Limited and REC groups of companies. This amount has been calculated, based on the net result of trading in these shares on the JSE. The net result of the trading in these shares can be summarised as follows:

- Net sales of 4 239 900 WAR: R128 007 667.22;
- Net sales of 11 055 444 REC: R274 993 825.54;
- Net sales of 7 126 000 RRL: R663 523 713.98;
- Net sales of 88 589 386 Aflease: R151 808 541.70; and
- Net purchases of 94 892 925 JCI Gold: (R24 489 732.05).

Trading activities – Paid directly to CMMS form other T-Sec trade accounts

An amount of R263 450 479.69 was received as a result of trading in shares, either from trade accounts held at T-Sec, which appear to have been controlled by directors or staff of JCI Limited and/or REC, or by means of the sale of investment shares controlled by CMMS. R144 684 436.28 thereof was received from other trade accounts held at T-Sec and can be analysed as follows:

Account name	Account Number	Amount (R000)
CMMS	620997	108 493.10
CMMS	660415	3 211 718.77
Kebble (Carry Account)	625087	8 231 420.67
First Wesgold Mining (Pty) Limited	664656	3 140 438.37
Western Areas	668087	34 000 000.00
Bookmark Alibiprops	669465	22 033 089.27
Paradigm Shift	692343	7 908 893.26
Bernato Exploration	693028	62 980 331.20
Orlyfunt Holdings	933549	2 581 051.64
Onshelf Investments	9867373	489 000.00
Total		**144 684 436.28**

The balance of R118 766 043.41 were derived from the sales of shares, such as:

- Rand Leases Properties;
- Bophelo (sale of LPVE);
- Tan Range;
- Investec/Aflease options; and
- Other.

Other Income

The other income, received on the account, can be categorised as funds received from:

- Alibiprops;
-

- The JCI Limited group companies and WAL;
- REC;
- Directors and related entities;
- Financial institutions; and
- Other sources and business activities.

The breakdown in the cash flow statement, attached to this summary at *Annexure A*, provides a detailed breakdown of the amounts received and the sources of such amounts received in each of these categories.

1.1.2.3 Outflow of funds

Classification of outflows of funds

R2 968 500 007.25 flowed from CMMS during the period under investigation. These can be allocated to the following major categories:

- Share trading and administration expenses;
- Loans to JCI Limited group entities and to WAL;
- Payments to Alibiprops;
- Funding of REC's activities;
- Investments and loans made by the JCI Limited group companies;
- Payments to financial institutions; and
- Corporate expenditure.

Some of the application of the above mentioned outflows of funds is dealt with at sections six and seven below.

Administration fees

All payments made to T-Sec and to the securities providers have been deemed administration fees for the purpose of this reconciliation. These fees have not been investigated and have been accepted at face value. The major portion of the fees identified, comprised securities lending fees and a portion of the salary of a T-Sec employee. The amount of the securities lending fees is based on a percentage of the value of the securities provided by the lender (being Socgen) to the borrower (being CMMS) for a specific month.

The amounts paid and determined to be administration fees, for the period investigated, were as follows:

- Securities lending fees R32 260 508.40;
- Structuring fees R36 581 882.87;
- Contribution to salary of T-Sec employee R2 362 500.00;
- Transaction charges on one million RRL shares R385 364.03;
- MST Anglo/WAL transaction R80 979.18;
- DRD assessment fee R2 400.00;
- Administration fees R1 896.00;
- Electronic transfer fees R450,00;
- Compushare fees R300.00; and
- Value Added Tax on the above fees R8 550 012.00.

1.2 Funds raising activities

1.2.1 Funds raised with the sale of RRL shares

The following sales of RRL shares, of which the proceeds were received in the trading account of CMMS, illustrates the increased pressure on the treasury operations of CMMS, referred to at section 2 above:

- During the period 25 September 2003 to 21 November 2003, 575 000 RRL shares were sold, raising R92 595 105.66 in cash;

- During the period 7 April 2004 to 15 June 2004, 1 550 000 RRL shares were sold, raising R191 536 496.00 in cash;

- During the period 16 June 2004 to 19 August 2005, 5 000 000 RRL shares were sold, raising R379 298 824.00 in cash; and

- On 12 February 2004, 31 000 RRL shares were sold, raising R4 608 150 in cash.

The proceeds of these sales were credited to the share trading accounts of CMMS. No agreements or resolutions by the directors of the various companies, authorising these transactions, were found. Funds generated from the treasury activity of CMMS were lent to REC by CMMS. We have reservations whether these transactions were correctly and completely disclosed in the ledgers of CMMS and whether these transactions were accurately disclosed in the AFS of CMMS, JCI Limited and REC. The disclosure of these transactions was clearly problematic for JCI Limited as a series of documents were drafted during March 2005 (the ostensible contract between RRH and Bookmark), aimed at and achieving a representation that the RRL shares were lent to Bookmark as at February 2004 and that Bookmark had an obligation to REC in respect of these RRL shares sold. These documents included the following:

- A resolution by the directors of Bookmark, dated 1 February 2004, recording a decision to enter into an ostensible scrip lending agreement with RRH in respect of RRL shares;

- A document purporting to be a scrip lending agreement between RRH and Bookmark, dated 6 February 2004 and purporting to have recorded a loan of seven million RRL shares by RRH to Bookmark;

- A letter, on a Bookmark letterhead, signed and dated 31 March 2005, in which the author confirmed the obligation of Bookmark to RRH to return 9.89 million RRL shares to RRH;

- In a further document of pledge, also dated 5 August 2004 and signed on behalf of JCI Limited, REC and RRH, and on behalf of Bookmark, Bookmark attempted to effect a pledge of 200 million unsecured convertible participating "B" preference shares and 45 million ordinary shares in the issued share capital of Matodzi and 85 540 655 Simmer & Jack shares to RRH and REC as covering security for the Bookmark contract; and

- A letter from JCI Limited to Bookmark, dated 7 April 2004, in which it was recorded that JCI Limited would guarantee put options required by Bookmark to purchase call options with.

The ostensible Bookmark contract, embodied in the documents referred to above, did not resemble the true economic effect of the sale of the 7.126 million RRL shares, mentioned above. It appears that the misrepresentations, contained in the documentation recording the ostensible Bookmark contract, were successfully made to the auditor of JCI Limited. This position was exacerbated when the position regarding the status of the transactions regarding the RRL shares sales and the implications thereof appear to have been misrepresented to Investec upon Investec having provided a loan of some R460 million to CMMS and its subsidiaries during August 2005. Besides the impact of the Bookmark contract on this position and prior to the event of the ostensible contract with Bookmark being put in place, a back to back arrangement was entered into with Masupatsela, ostensibly to mitigate this problem in that it provided some form of audit evidence for the failure to disclose the transactions between the two companies, as opposed to the relationship between CMMS and REC. This solution had a significant cost, comprising monthly payments, which had to be made to Masupatsela and, in respect whereof, we noted that such payments were classified as balance sheet items and not expenses. These transactions were aimed at not disclosing the fact that CMMS had a liability towards RRH regarding the sale of RRL shares in the share trading account of CMMS. The agreements embodying this relationship purported to have created a joint venture relationship.

Investec made a proposal to JCI Limited, dated 19 February 2004, for purposes of establishing what was named and styled a hedged equity funding mechanism, mainly to lower the cost of funding to JCI Limited. The funding of JCI Limited by means of this mechanism would have comprised a loan of RRL shares by JCI Limited to Investec UK, who would convert the RRL shares into ADR's and sell the ADR's in the market.

The proceeds of the ADR's, minus costs and fees, would be paid to JCI Limited as collateral for the obligation to return the shares and, ultimately, comprise the funding to be provided to JCI Limited in terms of the mechanism. The following sales of RRL shares were achieved by Investec UK in terms of the funding transaction between Investec UK and JCI Limited (The cash amounts, generated from the sales of these shares and, which were made available to JCI Limited, do not include R13 180 704.00, paid to Investec UK in the form of an option fee due in terms of the funding arrangement):

- On 19 March 2004, 811 265 RRL shares were sold, raising some R61 659 083.64. Investec UK was instructed to pay this amount directly to Socgen Johannesburg Branch on behalf of JCI Limited. Of this amount, R10 million was received in the CMMS bank account and R10 million was paid to Axon as collateral on behalf of CMMS;
- On 26 March 2004, 909 692 RRL shares were sold, raising some R68 352 825.12. Investec UK was instructed to pay the proceeds of this transaction to the bank account of CMMS;
- On 7 April 2004, 909 692 RRL shares were sold, raising some R71 220 894.46. Investec UK was instructed to pay the proceeds of this transaction to the bank account of Investec; and
- On 7 April 2004, 98 426 RRL shares were sold, raising some R7 544 887.41. Investec UK was instructed to pay the proceeds of this transaction to the bank account number of Investec.

The RRL shares sold in the above transactions were owned by RRH. We found no evidence of resolutions taken by the directors of RRH and REC for the above mentioned use of the RRL shares. JCI Limited resolutions for the entering into of the transactions with Investec UK existed. JCI Limited and REC were related parties. Up to 31 March 2004, the nature and effect of the above mentioned transaction were disclosed in the AFS of JCI Limited, but it was not disclosed that RRL shares of RRH underpinned the transaction.

During the period 17 November 2003 to 30 March 2004, 1 389 000 RRL shares were sold, of which the proceeds were received Alibiprops trading account at T-Sec. Initially, these transactions appear to have been treated in the books of CMMS as a loan of RRL shares from REC, which were on lent to Alibiprops. These entries were however reversed in the books of CMMS. However, it is evident that, of the proceeds of some R202 168 144, generated from the sale of these shares, R139 484 675 was paid to or on behalf of CMMS and its fellow subsidiaries.

It thus follows that CMMS and its fellow subsidiaries, among others, benefited from the proceeds of some 958 326 RRL shares sold in the Alibiprops trading account. No legal person, who could assume rights and obligations, existed in the name and style of Alibiprops. Such represented company served no purpose other than to create a share trading account at T-Sec for purposes of trading shares and that the share trading account number 669465 at T-Sec had no substantive owner. Alibiprops was the previous name of BNC. It is further apparent that RB Kebble appears to have used the previous name of BNC knowingly as BNC had already changed its name at the time when the mandate with T-Sec was completed. He used a previous name of the company and a non existent company registration number to open the trading account with.

1.2.2 Funds raised with the sale of Aflease shares

91 578 047 Aflease shares were sold in the Consolidated Investments trading account at T-Sec, raising some R166 749 131.44 in cash. Whilst CMMS held 3 359 152 Aflease shares, some 102.1 million Aflease shares were transferred into the Consolidated Investments trading account from REC of which balanced, transferred in as aforementioned, some 13 599 614 Aflease shares were transferred elsewhere and the remaining balance of those transferred in from REC, comprising some 88 500 386 Aflease shares, were sold as part of the 91 578 047 Aflease shares referred to above. The Aflease shares, received from REC, were received by REC in terms of the Phikoloso transaction and a share swap with Aflease. Cash generated by CMMS from these Aflease shares received from REC thus appears to have been approximated R161 145 197.80 ($\frac{R166\ 749\ 131.44}{91\ 578\ 047} \times \frac{88\ 500\ 386}{1.}$).

In this regard we found evidence indicating an intention to sell these Aflease shares as at the end of 2004 due to the cashflow requirements of the Inkwenkwezi transaction performed by REC.

1.2.3 Funds raised with the sale of REC shares issued to Masupatsela Angola

R20 722 865.05 was credited to the trading account of CMMS at T-Sec, funded by the sale of some 1 492 900 REC shares owned by Masupatsela Angola. These shares were issued to Masupatsela Angola by REC in consideration for the acquisition of assets from Masupatsela Angola. The 1 492 900 REC shares appear to have been appropriated from Masupatsela Angola without the agreement of Masupatsela Angola, or its authorisation thereto. We have reservations whether this transaction was accurately recorded and disclosed by CMMS. The effect of this transaction was to alleviate the pressure on collateral required in terms of the treasury operations of CMMS.

1.2.4 The sale of Simmer & Jack shares of Continental Goldfields and Orlyfunt

R25 million was credited to the trading account of CMMS at T-Sec. This was funded by the sale of 100 million Simmer & Jack shares to Topgold AG mvK. These shares were owned by CMC, held in the REC and Continental Goldfields trading accounts (which were owned by Continental Goldfield) and owned by Orlyfunt. These Simmer & Jack shares were not owned by CMMS. There appears to have been no agreements and authorisation underlying such appropriation and we have significant reservations regarding the truthfulness of the recording and disclosure of these transactions. R20 million of the cash, generated from the sale of these shares, instead of being forwarded to Simmer & Jack on behalf of Topgold AG mvK, were paid towards the collateral requirements of CMMS's share trading facilities. This resulted in JCI Limited having had to incur further liabilities of R18.5 million in order to meet its obligation to Topgold AG mvK to forward the full amount, received from Topgold AG mvK, to Simmer & Jack as part of a subscription payment by Topgold AG mvK to Simmer & Jack. As a result of the use of the shares of Continental Goldfields and, subsequent to Continental Goldfields having sold the 80 million Simmer & Jack shares to the International Financial Trust Company Limited, JCI Limited guaranteed payment of the International Financial Trust Company Limited's obligation to pay the purchase price of the shares to Continental Goldfields. This resulted in Continental Goldfields claiming payment of some R12.8 million from JCI Limited.

1.2.5 JCI Limited shares issued as payment for assets not acquired

Some 40 million JCI Limited listed ordinary shares were credited to the Consolidated Investments trading account. These shares were derived from the issuing of JCI Limited ordinary shares in transactions aimed at the acquisition of assets, in respect of which we have significant reservations as to their existence, and hence, whether such assets were truthfully recorded in the ledger of CMMS and disclosed in the AFS of JCI Limited. The transactions, from which these JCI Limited listed ordinary shares were derived, are set out below.

1.2.6 The sale of WAR and REC shares owned by JCI Gold

R432 408 329.05 was derived from the sale of WAR and REC shares owned by JCI Gold. A reconciliation by the JCI Limited accountants of the group's investment in WAR shares showed two different agreements with Itsuseng and Lembede under the heading *"Scrip lending agreements"*. It appears that such entries on the said reconciliation were based on the documents described below.

•

An ostensible scrip lending agreement, entered into between JCI Gold and Itsuseng, recorded that Itsuseng borrowed 2 500 000 WAR shares from JCI Gold with a termination date of 30 September 2007. We also obtained a copy of a letter from Itsuseng, which was addressed to Charles Orbach & Co. The letter was dated 6 June 2005 and recorded that Itsuseng "*confirm that we have borrowed 2,500,000 Western Areas ltd. Shares as at 31 March 2005 from the above mentioned company*". The date, layout, font and wording of this letter are exactly the same as those of a letter ostensibly written by Lembede to Charles Orbach & Company. The only difference being the number of shares recorded.

An ostensible scrip lending agreement, entered into by and between JCI Gold and Lembede, recorded that Lembede borrowed 2 700 000 WAR shares from JCI Gold with a termination date of 31 October 2007. A copy of a letter, dated 6 June 2005, from Lembede and which was addressed to Charles Orbach & Co recorded that Lembede "*confirm that we have borrowed 2,700,000 Western Areas ltd. Shares as at 31 March 2005 from the above mentioned company*". We noted that the date, layout, font and wording of this letter are exactly the same as those of a letter ostensibly written by Itsuseng to Charles Orbach & Company. The only difference being the number of shares recorded.

No evidence was found indicating that actual loans of WAR shares were made to Itsuseng and to Lembede and our investigation of the WAR shares indicated that no WAR shares were transferred to these two companies, but that the relevant WAR shares were sold to raise cash for the JCI Limited group of companies. Representatives of Itsuseng and Lembede denied receiving the WAR shares referred to in these documents. To that extent, the abovementioned documentation conveyed misrepresentations of the assets of JCI Limited, which appear to have been successfully made to the accountants and auditors of JCI Limited. The implications hereof was that the cash, derived from the sales of WAR shares by JCI Gold, and the WAR shares sold, could both have been counted as assets of JCI Gold.

1.2.7 Summary of the impact of other shares sold on CMMS

The impact of sales of shares not owened by CMMS or companies in the JCI Limited group of companies can be set out as follows:

Share type	Holder of shares	Cash received in CMMS R	Amount applied to non group companies R	Reference
RRL	RRH	668 038 847.99	134 960 117.82	Paragraphs 8 and 11.1
RRL	RRH	88 352 825.12	0	Paragraphs 8 and 11.3
RRL	RRH	139 484 675.00		Paragraphs 8 and 11.2
Aflease	REC	161 145 197.80		Paragraphs 9.2.10.1; 9.3.1.4; 11.11 and 11.15
REC	Masupatsela Angola	20 722 865.05		Paragraphs 7.22 and 11.12
Simmer & Jack	Continental, CMC, Orlyfunt	25 000 000.00		Paragraph 10.23.2
WAR/REC	JCI Gold	432 409 329.05		Paragraph 7

1.3 The acquisition of assets funded by the issuing of JCI Limited shares

As mentioned above, some shares, issued by JCI Limited, were also used to enhance the collateral and cash requirements of CMMS and the JCI Limited group. In total, some 573 624 746 JCI Limited shares were issued to various related parties in what appears to be transactions without substance, or transactions having as their purpose to have converted alleged stolen funds to equity held by related parties. These transactions are set out below.

1.3.1 Shares issued to Slipknot

On 21 July 2003, 89 million JCI Limited shares were issued to Slipknot for the acquisition of 3 million DRD shares, which were not acquired and did not exist. The share capital and share premium accounts of JCI Limited were credited with R53.4 million, whilst the recording of the DRD shares as an asset comprised a misrepresentation in the financial position of JCI Limited of such amount.

On 18 October 2004, effective 31 March 2004, the ostensible DRD shares sold to JCI Limited, were revalued in the books of CMMS and ostensibly sold to Alibiprops for R64 860 000, the purchase price being treated as a loan by CMMS to Alibiprops. This misrepresented a transaction of some R64 860 000 in the financial statements of JCI Limited. The JCI Limited shares were distributed from the Slipknot trading account at T-Sec as follows:

- 20 million shares to Paradigm Shift;
- 13 million shares to Robinson Deep, most of which were sold in the market;
- 3 million shares to Alibiprops, eventually transferred to the Consolidated Investments trading account at T-Sec;
- 20 million shares pledged to Advanced Medical Technologies;
- 30 million shares transferred to BNC and eventually ending up in the Consolidated Investments trading account at T-Sec; and
- 3 million shares transferred to the Chardonnay Trust and eventually sold in the market.

1.3.2 Shares issued to Paradise Creek

On 21 July 2003, 42.5 million JCI Limited shares were issued to Paradise Creek for the acquisition of Highland Night, a company without any substratum. The share capital and share premium accounts of JCI Limited were credited with some R25 500 000, whilst the asset recorded comprised a misrepresentation of the financial position of JCI Limited. It appears that these shares were held by Paradise Creek in escrow as suspended payment to Graceford Holdings for the sale of 3.4 million Skygistics shares to JCI Limited. These shares would have accrued to the eight beneficial owners of Skygistics shares held in nominal capacity by Graceford Holdings in the event of Skygistics having achieved certain sales targets. Due thereto that Skygistics did not achieve these sales targets, some 24 870 000 JCI Limited shares, held by Paradise Creek, should have been cancelled. This did not transpire as Paradise Creek already distributed the shares. The 42.5 million JCI Limited shares were distributed as follows:

- 5 million shares were transferred to SA Stockbrokers; and
- 37.5 million shares were transferred to BNC, of which some were transferred to the trading account of CMMS at T-Sec.

1.3.3 Shares issued to Moregate

On 11 May 2005, 98 million JCI Limited listed ordinary shares were issued to Moregate for the effective acquisition by Clifton Dunes 67 of 20% of the issued share capital in Boschendal from Citation. Clifton Dunes 67 and Citation were related parties to the extent that JCI Limited was the beneficial owner of shares in both companies held through a complex and non transparent corporate structure; hence JCI Limited was made to buy an asset already beneficially owned by it. JCI Limited was the majority shareholder in JCI IOM. JCI IOM did not directly hold shares in Moregate, but the ownership was established by means of indemnities and declarations of trust. In turn, the ownership of the shares in Clifton Dunes 67 vested upon declaration of trust. Some R24 500 000 was credited to the share capital and share premium accounts of JCI Limited, which, due to the nature of the transaction, comprised a misrepresentation of the financial position of JCI Limited. The JCI Limited shares were then distributed to the following share trading accounts:

- Aculsha Nominees: 32 598 578 shares;
- Continental Goldfields: 52 758 822 shares; and
- Moregate: 12 642 600 shares.

The shares transferred to Continental Goldfields and Aculsha Nominees were eventually applied as replacements of JCI Limited shares of Continental Goldfields, which were sold in order to generate cash with which a foreign loan unrelated to JCI Limited was repaid.

1.3.4 Shares issued to BNC

On 2 September 2002, 188 713 570 JCI Limited listed ordinary shares were issued to BNC in settlement of a loan of some R85 million made to JCI Limited by BNC. Affidavits, filed in the High Court of South Africa, and information provided by Umbono Forensics, indicate that the loan by BNC to JCI Limited was funded by the proceeds of RRL and DRD shares allegedly stolen from REC. To the extent that such was the case, the issuing of the JCI Limited shares in settlement of the debt due to BNC, comprised the conversion of allegedly stolen funds into share capital of JCI Limited. Whilst we were able to establish that BNC and Investage, dealt with at 1.3.5 *infra*, were funded by means of the sale of three million DRD shares and 982 481 RRL shares of RRH, we could not find evidence indicating that the three million DRD shares were owned by REC, whilst it appears that the 982 481 RRL shares were lent to Durlacher, who sold the said shares.

1.3.5 Shares issued to Investage

On 2 September 2002, 155 411 176 JCI Limited listed ordinary shares were issued to Investage in settlement of a loan of some R70 million made to JCI Limited by Investage. Affidavits, filed in the High Court of South Africa, and information provided by Umbono Forensics, indicate that the loan by Investage to JCI Limited was funded by the proceeds of RRL and DRD shares allegedly stolen from REC. To the extent that such was the case, the issuing of the JCI Limited shares in settlement of the debt due to Investage, comprised the conversion of allegedly stolen funds into share capital of JCI Limited. We refer to our findings mentioned at 1.3.4 *supra* regarding the sharss sold to fund Investage in this transaction.

1.3.6 Summary of impact upon JCI Limited of shares issued for no return

We set out the following summary recording the impact of the transactions in which shares were issued with no substance underpinning same.

JCI Limited shares issued	Assets debited	Asset raised without substance R	Increase in capital recorded R
89 000 000	Loan Alibiprops	64 860 000	53 400 000
52 500 000	Investment Highland Night 157	25 500 000	25 500 000
98 000 000	Loan Clifton Dunes	25 480 000	25 480 000

1.4 The holding and disposition of WAR shares of JCI Gold

1.4.1 WAR shares

We investigated and reconciled the holding and disposition of WAR shares of JCI Gold to determine the number of WAR shares held by JCI Gold as at 31 March 2005, 30 September 2005 and at 22 November 2005, the latter date being the date when the reconciliation was completed. We furthermore investigated the historical sales and transfers of the WAR shares of JCI Gold. We obtained information and documentation from Computershare and T-Sec to confirm the number of WAR shares held by JCI Gold for the period 31 March 2004 to 22 November 2005. The sale, purchase and transfer of WAR shares between the trading accounts, held at T-Sec and Computershare were reconciled. The reconciliation further included WAR shares of JCI Gold held by other institutions and/or individuals.

1.4.1.1 *WAR shares held at T-Sec*

The holdings of WAR shares in the relevant accounts at T-Sec on 31 March 2005, 30 September 2005 and 22 November 2005, respectively, are tabled below:

T-Sec account	Description	31 March 2005	30 September 2005	22 November 2005
648410 – Consolidated Investments	Aggregate of shares	18 864 220	18 386 936	3 116 742
	Pledged to Socgen	15 935 517	16 503 260	0
	Pledged to Finsettle	2 920 000	1 138 000	2 700 000
	Balance for trade	8 703	745 676	416 742
	Pledged to Finsettle *via* Lyons	1 790 000	1 790 000	0
	Pledged to Investec	0	0	17 806 861
649558 – JCI Gold	Aggregate of shares	212	0	373 886
689422 – CMMS	Aggregate of shares	0	100 500	100 500
633701 – Randgold Scrip	Aggregate of shares	2 000 000	1 600 000	3 324 830
	Pledged to Socgen	2 000 000	1 600 000	3 324 830
657122 – WAL Share Incentive Trust	Aggregate of shares	641	641	641
688087 – WAL account	Aggregate of shares	0	0	0
655050 – REC	Aggregate of shares	1 905 013	0	0
Total		**24 560 086**	**21 878 077**	**24 723 460**

1.4.1.2 *WAR shares held at Computershare*

The holdings of WAR shares in the CSDP account at Computershare on 31 March 2005, 30 September 2005 and 22 November 2005, respectively, are tabled below:

Description	31 March 2005	30 September 2005	22 November 2005
Aggregate of shares	11 914 888	12 010 045	12 010 045
Pledged to IDC	8 463 501	6 510 045	0

Description	31 March 2005	30 September 2005	22 November 2005
Pledged to SASFIN	3 050 000	5 500 000	8 405 536
Pledged to FNB	350 000	0	0
Pledged to Investec	0	0	3 604 509
Balance available for trade	**51 387**	**0**	**0**

1.4.1.3 WAR shares of Inkwenkwezi, REC and the WAL Share Incentive Trust

The share aggregate, as recorded in our reconciliation summary, includes WAR shares of which the beneficial ownership vested in JCI Gold, REC, Inkwenkwezi and the WAL Share Incentive Trust. We were able to establish through our reconciliation that Inkwenkwezi, REC and the WAL Share Incentive Trust were the beneficial owners of the WAR shares as set out below.

Inkwenkwezi was the beneficial owner of 3 434 625 WAR shares, which they obtained from Anglo. These shares were transferred into the share trading account of CMMS at T-Sec and are included in our calculation of WAR shares held in the account. These transfers were the following:

- 1 144 875 WAR shares on 6 December 2004;
- 922 402 and 222 473 WAR shares on 31 December 2004; and
- 1 144 874 WAR shares on 15 February 2005.

According to our reconciliation and information obtained, REC was the beneficial owner of 3 905 013 WAR shares. On 31 March 2005, the shares were held in the following accounts at T-Sec:

- Randgold Scrip account number 633701 – 2 000 000 shares; and
- REC trading account number 655050 – 1 905 013 shares.

The 1 905 013 WAR shares in the REC trading account number 655050 were transferred to the Consolidated Investments trading account number 648410 in several batches between April 2005 and September 2005. 400 000 shares were also transferred from the Randgold Scrip account number 633701 to the Consolidated Investments account number 648410. The effect of this was that the WAR shares of REC were held in the following accounts on 30 September 2005:

1695

- Randgold Scrip account 633701 – 1 600 000 shares; and
- Consolidated Investments account 648410 – 2 305 013 shares.

During November 2005, 1 724 830 WAR shares of REC were transferred from the Consolidated Investment account 648410 back to the Randgold Scrip account 633701. The effect of the transfer was that WAR shares of REC were held in the following accounts on 22 November 2005:

- Randgold Scrip account 633701 – 3 324 830 shares; and
- Consolidated Investments account 648410 – 580 183 shares.

Our reconciliation recorded that the WAL Share Incentive Trust was the beneficial owner of 641 shares on 31 March 2005, 30 September 2005 and 22 November 2005 respectively. In arriving at this aforesaid balance we took cognisance of the transfer of 700 001 WAR shares from the Consolidated Investments trading account number 648410 to the WAL Share Incentive Trust trading account number 657122 on 22 November 2004 and the transfer of 500 000 shares from the WAL Share Incentive Trust trading account to the Consolidated Investments account on 30 November 2004. WAR shares were also transferred from the JCI Gold CSDP account at Computershare to the WAL Share Incentive Trust. These transfers are discussed elsewhere in this summary.

1.4.1.4 *WAR shares held by other institutions and/or individuals*

WAR shares, owned by JCI Gold, were also held by the following institutions and/or individuals:

- RAR Kebble – 500 000 WAR shares;
- Baobab - 900 000 WAR shares;
- Voting shares – 400 WAR shares;
- BoE Stockbrokers: Catwalk Investments 394 - 1 049 487 WAR shares;
- Afrifocus: Catwalk Investments 394 – 62 000 WAR shares;
- Titan Share Dealers – 400 500 WAR shares;

- ABSA Stockbrokers - 130 000 WAR shares;
- Peregrine Equities - 525 000 WAR shares; and
- Letseng Diamonds - 1 000 000 WAR shares.

1.4.1.5 Historical WAR share sales indicating misappropriation

WAR shares, of which JCI Gold was the beneficial owner, were transferred form the JCI Gold CSDP account, held at Computershare, to Beale's PLJ account. The shares were sold in the PLJ account on the instruction of Beale. The proceeds thereof are tabled below:

Date	Shares	Amount R
30 August 2002	151 038	4 964 619.06
11 October 2002	100 000	3 704 175.09
7 November 2002	200 000	7 380 851.36
Total	**451 038**	**16 049 645.51**

Other WAR shares, of which RB Kebble (90 000 WAR shares) and New Heights (8 962 WAR shares) were the beneficial owners, and REC shares bought from the market, were also sold in the account. The proceeds of the sale of WAR and REC shares in Beale's PLJ account were transferred to the recipients tabled below:

Recipient	Amount received R
Hothouse Investments	11 560 000.00
Bullishprops	7 900 000.00
New Heights	100 000.00
Beale	54 653.81
	19 614 653.81

200 000 WAR shares were transferred to the Alibiprops trading account from the JCI Gold CSDP account kept at Computershare on 28 February 2003. The reason for the transfer of the WAR shares was recorded as to "*RAISE FUNDS (RBK)*". The 200 000 WAR shares were sold in the Alibiprops trading account into the market for R6 491 891.40 on 3 March 2003. The proceeds of the sale were transferred to the Standard Bank bank account of RB Kebble on 10 March 2003.

The aggregate of 370 000 WAR shares, of which JCI Gold was the beneficial owner, were sold in the Pilgrims Rest trading account. The WAR shares, of which JCI Gold was the beneficial owner, were obtained from the following sources:

- Various share certificates – 356 690; and
- Computershare – 13 310.

The various certificates and owners of the WAR shares sold were as follows:

- Certificate 22575 for 30 000 WAR shares – JCI Gold;
- Certificate 23872 for 151 038 WAR shares – Tradek Balderson Nominees on behalf of JCI Gold; and
- Certificate 24080 for 175 652 WAR shares – Tradek Balderson Nominees on behalf of JCI Gold.

On 11 January 2002, the Alibiprops trading account received 13 310 WAR shares from the Consolidated Investments trading account of CMMS, which were immediately sold for R527 874.22.

The proceeds from the sale of the WAR shares, of which JCI Gold was the beneficial owner, were transferred to:

- Pilgrims Rest trading account – R634 238.33; and
- Unknown cheques and cash – R7 971 879.66.

In summary, the WAR shares of JCI Gold sold in the trading accounts, as discussed above, were the following:

Account	**Shares**	**Recipient of proceeds**
Alibiprops	200 000	RB Kebble
Pilgrims Rest	370 000	Pilgrims Rest and unknown
Beale's PLJ account	451 038	Hothouse Investments, Bullishprops, New Heights and Beale
	1 021 038	

1.4.1.6 WAL Share Incentive Trust WAR shares sold indicating misappropriation

The WAR shares, of which the WAL Share Incentive Trust was the beneficial owner, were transferred to the Alibiprops trading account as tabled below:

Date	Shares
24 March 2003	100 000
6 June 2003	100 000
9 June 2003	79 350
9 June 2003	20 650
23 June 2003	50 000
11 August 2003	80 000
	430 000

The 430 000 WAR shares were sold in the Alibiprops trading account and the proceeds thereof transferred to the following recipients:

Recipient	Amount R
RB Kebble	9 525 379.32
CMMS	700 050.98
WAL Share Incentive Trust	11 522.22
	10 236 952.52

50 000 WAR shares, transferred from the WAL Share Incentive Trust, were again transferred to the account of Tuscan Mood, held at Rice Rinaldi, on 14 May 2003. Another 100 000 WAR shares were also transferred out of the Alibiprops trading account. At the time of our report, T-Sec was unable to confirm to us who the recipient of the 100 000 WAR shares were that were transferred from the Alibiprops trading account. This aspect is still being investigated.

A reconciliation of the Pilgrims Rest trading account indicated that 257 000 WAR shares were received from the WAL Share Incentive Trust and sold in the Pilgrims Rest trading account. The shares were received and sold as tabled below:

Date	Shares	Proceeds R
14 March 2001	80 000	1 434 254.27
31 March 2001	62 000	1 194 913.07

Date	Shares	Proceeds R
20 June 2001	30 000	669 398.15
21 August 2001	55 000	1 243 183.73
4 September 2001	25 000	550 113.95
9 September 2001	35 000	801 785.76
Total	**257 000**	**5 893 648.93**

The proceeds from the sale of the WAR shares in the Pilgrims Rest trading account were transferred to the following bank accounts:

- First National Bank Tygerberg – R1 400 000,00;
- Pilgrims Rest – R1 264 201.82; and
- Unknown cash and cheques – R1 818 262.57.

According to a note made by Poole, RB Kebble also received the proceeds of the sale of 165 800 WAR shares from the WAL Share Incentive Trust, sold in two separate transactions of 77 800 WAR shares and 88 000 WAR shares, respectively, both of which transactions are included in our reconciliation of the WAL Share Incentive Trust, set out below.

RB Kebble was also the recipient of 330 000 WAR shares from the WAL Share Incentive Trust that were placed at Standard Bank. The shares were placed with two separate certificates "*in terms of a banking facility for Mr RB Kebble*" as recorded in a letter to Standard Bank on 19 December 2000.

WAL share certificate number 20400, in the name of Edwin W Balderson Nominees (Pty) Limited, covering 285 000 WAR shares and certificate number 19890, covering 45 000 WAR shares, were delivered to Standard Bank during December 2000 and January 2001 respectively. The latter certificate was also in the name of Edwin W Balderson Nominees (Pty) Limited.

In summary, RB Kebble and related entities received 1 182 800 WAR shares from the WAL Share Incentive Trust. RB Kebble was entitled to 500 640 WAR shares from the WAL Share Incentive Trust. RB Kebble and related entities therefore received 682 160 WAR shares from the WAL Share Incentive Trust in excess of what they were entitled to, as summarised below:

Account	WAR shares
Alibiprops	430 000
Pilgrims Rest/Hothouse Investments	257 000
Shares sold	165 800
SE Nominees	330 000
	1 182 800
RB Kebble entitlement	(500 600)
Excess shares received	**682 160**

The aggregate of 2 003 280 WAR shares were transferred to the accounts of JCI Gold (472 380 WAR shares) and CMMS (1 530 900 WAR shares) from the WAL Share Incentive Trust. JCI Gold returned the aggregate of 2 983 163 WAR shares from their Computershare CSDP account to the WAL Share Incentive Trust trading account.

The WAL Share Incentive Trust received 202 917 WAR shares less than the WAR shares transferred from the JCI Gold CSDP account at Computershare, into the WAL Share Incentive Trust in comparison to the shares transferred to Alibiprops, Pilgrims Rest, JCI Gold and CMMS.

1.4.1.7 *Summary of WAR shares appropriated*

We summarise the impact of the WAR shares appropriated as follows:

Owner of WAR shares	Number of WAR shares	Sales price R	Appropriated to
JCI Gold	451 038	16 049 645.51	Hothouse, Bullishprops
JCI Gold	200 000	6 491 891.40	RB Kebble
JCI Gold	370 000	8 606 117.99	Pilgrims Rest and unkown
JCI Gold	682 160	Unknown	RB Kebble, Alibiprops, Pilgrims Rest, Hothouse, unkown

1.4.2 REC shares

1.4.2.1 Current position

The JCI Limited group held the aggregate of 10 384 581 REC shares on 31 March 2005 as tabled below:

Shareholder	Shares
JCI Limited	4 283 276
CMC	1 254 276
CMMS	4 847 029
Total	**10 384 581**

1.5 Identified balance sheet items of CMMS

Sections two to five above sets out the nature and effect of various transactions performed in respect of major balance sheet items of CMMS and JCI Limited. Various other transactions, impacting the balance sheet of CMMS, which led to losses or prejudice to CMMS, or which comprised misrepresentations of the financial position of CMMS, were performed. More often than not, the corporate memory of CMMS in respect of these transactions was extremely poor. These transactions are summarised hereunder.

1.5.1 Loan due to Weston

The AFS of Weston indicate that Weston paid substantial amounts on behalf of JCI Limited towards legal costs relating to a dispute with DRD. The auditor of Weston furthermore recorded that JCI Limited provided Weston with an *"indemnity regarding the resulting damages"* related to the legal dispute. The loan account reflected a credit balance as at 31 October 2005 of R1 149 644.56 and, accordingly, created the impression that CMMS owed Weston the aforesaid amount. We were neither presented with a loan agreement regarding the aforesaid loan, nor did we view the indemnity document referred to by Weston's auditor.

•

1.5.2 Loan to CMC Jersey

An amount of R153 509 701.98, due by CMC Jersey, was recorded in the books of account of CMMS for which no underlying agreement exists and it is not evident what value CMMS or JCI Limited obtained from the said amounts. Included in the above stated outstanding debt were transactions for which we found limited or no detail. These include an amount of R7 997 500.00 that was paid to HSBC on behalf of CMC Jersey as a repayment of a loan, an amount of R27 450 000.00 that was paid to the Werksmans Inc. trust account as repayment of a loan to HSBC and an amount of R118 169 748.09, debited to the account during the 2005 financial year, which we were informed relates to transactions performed prior to 1998 when the *"old JCI"* traded offshore.

1.5.3 Loan to Dormell Properties

Dormell 211 was a wholly owned JCI Limited subsidiary who owned property in Cape Town that appears to have been partially financed *via* a bond from FNB for which JCI Limited stood surety. We were informed that Stratton purchased the shares in Dormell 211 for R100 from JCI Limited. It appears that a loan may have existed between RB Kebble and Stratton and that the bond repayments of the property, registered in the name of Dormell 211, as mentioned above, may have been channelled through CMMS and, ultimately, allocated to a sundry debtors loan account for the financial year ending 31 March 2005. The amounts processed *via* the CMMS bank account in this regard, for the 2006 financial year end, is still reflected in the Dormell 211 loan account. We could not be provided with a loan agreement for this particular loan. Should there be substance to the fact that a loan existed between Stratton and RB Kebble and that the bond costs were paid by CMMS, the overall bond costs to date, being R1 681 142.72, could be a claim against the estate of RB Kebble. Alternatively, the amount could be due by Stratton if a loan between him and RB Kebble cannot be proved. We were not supplied with sufficient proof that the bond, registered over the above said property, has been paid up and we were not provided with proof that the surety signed by JCI Limited in favour of all the debts of Dormell 211 to FNB has been cancelled. Furthermore, if RB Kebble owed money to Stratton, as alleged, it follows that RB Kebble settled such debt by giving Stratton property of JCI Limited whilst they were both directors of JCI Limited.

1.5.4 Loan to Misty Mountain

An agreement was entered into between JCI Limited and Misty Mountain in terms whereof a loan would have been made to Misty Mountain for the development of property and wherefrom JCI Limited would ultimately have shared in the profit, once the properties were disposed of after being developed. Shares, which were supposed to have been pledged to JCI Limited as security for the loan, were not in the possession of JCI Limited. It appears that the said shares, which were pledged, were held by Agliotti, a director of Misty Mountain. Furthermore, a declaration of trust was not in place to record the fact that the said shares were held by Agliotti on behalf of JCI Limited. Furthermore, two of the properties, which were held out in the agreement to be owned by Misty Mountain and where development as per the agreement should have taken place, appear not to have been registered in the name of Misty Mountain. Visual inspections of the premises, where development should have taken place, indicated that no construction was in progress at either of the premises. Different versions of what transpired were offered to us by Buitendag, Stratton and Agliotti. The outstanding loan amounted to R10 740 028.67. It is evident that R6 750 000.00 of the aforesaid amount relates to an incorrect allocation of a payment made to a consultant, styled Springlights, and that the said amount should have been allocated to consultants' fees, hence it appears that expenses were capitalised. Furthermore, an amount of R2 600 000.00 appear to have been paid to an entity styled Atlantic Nominees, of whom we have no detail or explanation.

1.5.5 Loan to Castle Ultra

A sale of shares agreement was entered into between Castle Ultra, a wholly owned subsidiary of CMMS, and Titan SD and RB Kebble in terms whereof Titan SD would sell 400 500 WAR and 30 481 900 CAM ordinary shares to Castle Ultra for a purchase price of R52 021 532. RB Kebble provided personal surety for the purchase price of the shares. The purchase price was to be settled in three payments. Some payments were made, but the overall payment structure was not adhered to, resulting in an amended purchase price structure being agreed. Castle Ultra did not honour the amended payment structure and an addendum to the original agreement was entered into allowing Titan SD to sell sufficient CAM shares to realize an amount of R15 994 502. To this extent, the CAM shares sold, were to be deducted from the total of 30 481 900 shares, mentioned above. As a result of the above entries, the trial balance of Castle Ultra, as at 30 September 2004, indicated investments valued at R10 102 500, being 400 500 WAR shares at R25 per share and the liabilities, recorded at this date, were indicated as a debt due to Titan SD. The net value, apparently available to CMMS to set off against the loan account, would amount to the market value of the WAR shares less the liability to Titan SD. Castle Ultra appeared to have been in financial distress at the time.

1.5.6 Loan to P Continental

According to accounting staff at CMMS, the entity *"P-Continental"* appears to have been a ledger account utilized for the processing of entries related to the holding of preference shares in Continental Goldfields. The transactions identified, do not appear to have any relation to the holding of preference shares, although they appear to have been related to Continental Goldfields. No documented agreements have been located relating to P-Continental. An agreement between REC and Continental Goldfields was located, in terms whereof Continental Goldfields acquired TGME for a price of R9 150 000, of which R550 000 was to be paid in cash and the balance by the issue of a convertible loan note for R8 600 000. Interest was to be compounded at a rate of five percent per annum with effect from 25 August 1999. This agreement was changed to the effect that Continental Goldfields would have settled the full purchase price in cash to be paid by way of a loan from REC to Continental Goldfields. This loan was settled when the right against Continental Goldfields was transferred to Weston, where it was set off against debt due by Weston to Continental Goldfields. Besides a number of entries in this loan account that appear to be uncertain as to the basis and recoverability thereof, it is evident that it recorded a debt of R550 000 plus interest, which was due by Continental Goldfields.

1.5.7 Loan to Tambo/Koketso

A loan agreement was entered into between JCI Limited and Tambo in terms whereof JCI Limited would *inter alia* lend to Tambo an amount of up to R4 200 000.00 and JCI Limited would purchase thirty percent of the shares in Koketso. The full amount of the loan, as specified in the loan agreement between CMMS and Koketso, has not been taken up and, in terms of the loan agreement, the loan could be recalled at any time. We were not presented with proof that JCI Limited owned thirty percent of the shares in Koketso as per the sale of shares agreement and it does not appear that the remainder of the shares in Koketso, which were supposed to have been pledged as security to JCI Limited, were provided to JCI Limited. Furthermore, we noted that 11 000 000 listed ordinary JCI Limited shares, which were lent to Tambo in terms of a scrip lending agreement, have not been returned, although the date of termination of the underlying scrip lending agreement was 31 August 2005.

1.5.8 Loan to Changing Tides/Masupatsela

A joint venture agreement was entered into between CMMS and Masupatsela in terms whereof the parties undertook to co-operate to identify, assess and execute projects for the mutual benefit of both parties. As consideration, CMMS had to fund the initial running expenses of the joint venture with some R850 000 per month. Despite the fact that the agreement mandated that the contribution of R850 000 per month for the joint venture's administration expenses would comprise a loan to which interest would accrue, it is clear that the loan was only repayable out of the commercial activity of the joint venture. Effectively, CMMS took all the risk of financial loss and Masupatsela had all the possibility of financial gain when the joint venture did nothing. It is evident from the terms of the agreement and the nature of the treatment of the items in this ledger account, particularly the transfer of the balance in the loan account, as at the 2005 financial year end and the sundry items transacted therein, that this account did not represent an asset of CMMS, but merely a recording device of funds expensed to Masupatsela and others. The transfer of the account balance as at 31 March 2005 to short term investments also indicates the difficulties that CMMS's accountants had in trying to account for an effective expense as an asset. Since the short term investments account of CMMS was in credit, this transfer of the balance in the Changing Tides/Masupatsela loan account overstated the financial position of CMMS by some R15 million.

1.5.9 Loan to Tantco

Various agreements comprising loan, subscription and shareholders' agreements were entered into between CMMS and Tantco, which *inter alia* provided that CMMS would make a loan of R16 389 804.66 to Tantco with a repayment date of 30 December 2003. JCI Limited had to receive 6 600 Tantco shares and a further 260 shares issued to one of the shareholders of Tantco as security for the loan. We found no evidence that these shares were held by JCI Limited. We furthermore noted 28 payments, exceeding R100 000.00 in value and aggregating R9 355 626.78, paid to Tantco without any supporting documentation. All in all, CMMS funded Tantco in the amount of R22 757 271.14 without all the necessary contractually agreed upon security as required by the agreements. Certain conditions precedent, as provided for in the agreements, were not adhered to before funds were advanced to Tantco. No evidence could be provided to us as to steps taken to recover the outstanding debt of R22 757 271.14. A provision was created against the full amount of the outstanding debt.

1.5.10 Loan to Itsuseng

We found no agreement of loan relating to this loan recorded in the books of CMMS. Costs, related to the Lyons and Icarus transactions, which related to construction and development in Centurion and Sandton, were debited to this particular loan account without any indication of the fact that these costs related to Itsuseng. To this extent it appears that an amount of R9 170 357.43 may have been debited to the loan account. The balance of this loan account, namely R35 173 819.07, was transferred to the short term investments account of CMMS. The balance in this account was zero after the said transfer. This entry had as its effect that the loan balances were transferred to the other assets of CMMS, instead of being written off in the income statement of CMMS. Since the short term investments account of CMMS was in credit, this transfer of the balance in the Itsuseng loan account overstated the financial position of CMMS by R35 173 819.07.

1.5.11 Loan to Luembe/Cassanguide

A joint venture agreement was entered into between Luembe and one Marsanto to exploit diamondiferous reserves. Luembe had to contribute the necessary capital expenditure, financing, equipment and expertise, as may have been required for the activities of the joint venture. A shareholders' agreement was subsequently entered into between Refraction, a wholly owned subsidiary of REC, WCIH, one Perrevos and Luembe, in terms whereof Refraction was required to contribute the initial funding to Luembe and in terms whereof the funding had to be used by Luembe solely for the purpose of conducting the business in terms of the joint venture agreement described above. It appears that expenses, related to the operating costs of the mining activities of Luembe/Cassanguide, have been allocated to this particular loan account.

1.5.12 Loan to Kaquala Investments/Lunga Ncwana

The loan account recorded an expense of R5 130 for legal fees and the subsequent writing off thereof. Sufficient information did not exist at CMMS to indicate the purpose and beneficiary of the expense.

1.5.13 Loan to Ikamva

An agreement was entered into between JCI Limited and Concerto in terms whereof JCI Limited would purchase thirty percent of the issued shares in Ikamva for an amount of R20 400 000.00. However, the said agreement recorded contract terms contradictory to those of two draft versions thereof pertaining to Ikamva and another entity styled Extra Props. It appears that the purchase price of the shares and claim in Ikamva and the purchase price of the shares in Extra Props were combined into the agreement with the purchase price for the final Ikamva agreement, which was signed on behalf of JCI Limited and Concerto. The claim, which forms part of the purchase price of Ikamva, was assumed by the CMMS accountants to be R3 000 000.00. It is possible that this assumption is incorrect, specifically in view of the fact that a document, attached to correspondence relating to the matter, indicates an amount of R2 400 000.00 as additional payment to Ikamva over and above the purchase price of the shares. The recordal of the price of the Ikamva shares in the books of account of CMMS, as R17 400 000.00, appears not to be correct. As per documentation viewed by us, the price of the Ikamva shares was R3 570 000.00 and the price of the Extra Props shares was R14 429 000.00. Accordingly, the purchase prices of the Ikamva and Extra Props shares should have been reflected in the books of account of CMMS as per the aforementioned values. We were not presented with evidence of shares held by JCI Limited in Extra Props and neither does anyone appear to know about the entity. It therefore seems that JCI Limited may not be in possession of the one hundred percent shareholding bought by them in the aforesaid entity. JCI Limited currently holds thirty shares in Ikamva as per the share register maintained by CMMS. The shares are in possession of Pandor and a declaration of trust was presented to us regarding the shares held by him on behalf of JCI Limited. JCI Limited should be holding thirty percent of the issued share capital in Ikamva. The issued share capital of Ikamva is 1 000 shares and therefore JCI Limited should hold 300 and not 30 shares in the entity. Accordingly, it seems that the share register, maintained by CMMS, who fulfils the function of company secretary to Ikamva, was not accurate and up to date. It appears that JCI Limited may have issued 20 000 000 shares to Concerto as payment for the thirty percent shareholding in Ikamva. The purchase consideration was recorded as 30 800 000 shares and the general ledger of CMMS indicated that 20 million shares were issued to Concerto. We were not furnished with satisfactory proof that the balance of the 30 800 000 shares, comprising the purchase consideration of 10 800 000 shares, were in fact issued. We cannot conclude at this stage whether an alternative form of payment was made *in lieu* of the 10 800 000 JCI Limited ordinary shares which were not provided to Concerto.

1.5.14 Loan to JCI East Africa

JCI East Africa, during May 1996, acquired 945 500 common shares in a company styled Tan Range, for which the purchase price appears to have been funded by loans from JCI IOM and Discus, who was the shareholder of JCI East Africa. The ultimate holding company of JCI East Africa was JCI Limited. No documented agreements have been located, recording the existence of a loan agreement between JCI Limited, CMMS and/or JCI East Africa. It appears that JCI East Africa acquired 4 892 600 shares in Tan Range, 3 947 100 initially and an additional 945 500 during April 1996. Of these shares, CMMS's records indicated that 4 470 600 shares were sold. The remaining Tan Range shares should thus number 422 000. The sale of 4 470 600 Tan Range shares generated R28 266 626.05, of which R937 500 was credited to the WAL loan account. The balance, being R27 329 126.05, was credited to the JCI East Africa loan account, of which R14 708 811.15 was transferred to the loan account of Discus, presumably to settle obligations between JCI East Africa and Discus, leaving an amount outstanding on the loan account, at 31 March 2005, of R17 130 296.20.

1.5.15 Loan to Matodzi/Diamond Works/Phikoloso and the loan to Equitant/Phikoloso

We noted two loan agreements, one between CMMS and Equitant and another between Equitant and Matodzi. The aforesaid agreements created a back to back relationship between the parties. The underlying transactions to the aforesaid agreements had as their purpose to facilitate financial assistance to Matodzi in the amount of R63 417 370 for the purchase of 126 834 740 ordinary listed JCI Limited shares and to attempt to prevent such fact from being disclosed. Matodzi undertook to pledge the said shares to Equitant as security for the loan and Equitant undertook to pledge the shares to CMMS as security for the loan. However, we found no evidence that the 126 million ordinary shares in the issued share capital of JCI Limited, purchased by Matodzi, were pledged to CMMS as security for the loan made in this regard.

1.5.16 Loan to Matodzi Investment Holdings

A loan agreement was entered into between CMMS and Morgan Creek Properties 427 (Pty) Limited trading as Matodzi Mining and Energy, recording that Matodzi borrowed R4 500 000 from CMMS and that Matodzi would pledge 45 000 000 ordinary NMC shares, presumably as security for the aforesaid loan.

Apart from the R4 500 000 loan that was debited to the account, several other amounts of less than R50 000 each were debited to the account. Interest charges exceeding R1.6 million and an amount of R1 254 000, which relates to a transaction simply described as *"Bookmark Hold Tech, Man."* were debited to the account. We noted three amounts totaling R17 176 332.47 that were debited and credited to the loan account, resulting in a zero net effect. The inscriptions, relating to these transactions, indicate that they relate to Alibiprops, but we cannot conclusively comment on the nature thereof.

1.5.17 Loan to Sage Wise

No loan agreement could be provided to us in respect of the loan by CMMS to Sage Wise. Rasethaba informed us that he benefited from the R300 000.00 reflected in the loan account and that he was personally responsible for the repayment of the loan. We were subsequently informed that the outstanding amount of R300 000.00 had been settled.

1.5.18 Loan to Orlyfunt

An amount of R3 000 000.00 of the loan account balance of R7 844 414.31 was supported by an underlying agreement between CMMS and Orlyfunt. The said loan agreement recorded that the loan is not repayable until 1 March 2009. The remaining balance of R4 844 414.31 was not supported by the said underlying loan agreement and appears to relate to operational expenditure, travelling and amounts reflected in the T-Sec trading accounts. Included in the balance of the loan account were transactions processed by T-Sec, totalling R1 140 000.00.

1.5.19 The Masupatsela Randgold loan account

Loan agreements between CMMS and Masupatsela, and REC and Masupatsela, respectively, existed. The agreements created a back to back relationship between CMMS and REC *via* Masupatsela. The agreements had as their purpose to record the terms of a loan of R111 786 393.89, effectively made by REC to CMMS. The loan account in the ledger of CMMS had as its possible effect the non disclosure of related party contracts. For instance, the above mentioned loan amounts, contracted for, represented the effect of actual transactions between REC and CMMS at the time of concluding the agreements, which included, amongst others, the transfer of the proceeds of the sales of some of the RRL shares, referred to at section three above.

The loan between REC and CMMS was not disclosed in the AFS of CMMS as at 31 March 2004. It furthermore appears that CMMS was charged with R9 425 400 for the sale of 75 000 RRL shares out of the RB Kebble carry account at T-Sec. The proceeds of the aforesaid sales were used to acquire 5 million JCI Limited and 62 146 WAR shares. Cash transfers of R4 000 000 were also made from these proceeds.

1.5.20 Loan to Masupatsela (Notable Holdings)

In terms of a scrip lending agreement, entered into between REC and Notable Holdings, three million DRD listed ordinary shares, at value of some R27 million, were lent to Notable Holdings. It appears that Notable Holdings provided 3 700 000 WAR shares as security to REC for the DRD shares lent to them. We understand that this scrip lending agreement did not record an actual transaction. The ostensible debt of Notable Holdings to REC, created by means of the above mentioned scrip lending agreement, was transferred to CMMS. CMMS's accounting records then created the impression that Notable Holdings repaid the debt of R27 million to CMMS by the transfer and delivery of 40 million ordinary listed Simmer & Jack shares. We have not seen any evidence that 40 million ordinary listed Simmer & Jack shares were provided to CMMS. CMMS's accounting records furthermore created the impression that 40 million ordinary listed Simmer & Jack shares were reduced in value by R17 million and were then sold to Topgold AG mvK for some R10 million, which does not appear to be a true reflection of events.

1.5.21 Loan to Inkwenkwezi

The amount of R85 865 625, recorded as a debt due to CMMS by Inkwenkwezi in the books of account of CMMS, should actually have been recorded in the books of account of REC as such amount related to an empowerment transaction in which REC funded Inkwenkwezi. The funds, having been paid in respect of a transaction unrelated to CMMS, should have been charged against REC since REC borrowed the said amount from CMMS in order to fund Inkwenkwezi.

1.5.22 Shares in Simmer & Jack

Some R25 million was credited to the Consolidated Investments trading account of CMMS at T-Sec, funded by the sale of 100 million Simmer & Jack shares to Topgold AG mvK, which were owned by CMC, REC, Continental Goldfields and Orlyfunt. There appears to have been no agreements and authorization underlying such appropriation and we have significant reservations regarding the truthfulness of the recording and disclosure of these transactions. R20 million of the cash, generated from the sale of these shares, instead of having been advanced to Simmer & Jack on behalf of Topgold AG mvK, were paid towards the collateral requirements of CMMS's share trading facilities. That resulted in JCI Limited having had to incur further liabilities in order to meet its obligations to Topgold AG mvK. As a result of the use of the shares of Continental Goldfields and, subsequent to Continental Goldfields having sold the 80 million Simmer & Jack shares to the International Financial Trust Company Limited, JCI Limited guaranteed payment of the International Financial Trust Company Limited's obligation to pay the purchase price of the Simmer & Jack shares to Continental Goldfields. This resulted in Continental Goldfields claiming payment of some R12.8 million from JCI Limited. We could not identify these obligations in the trial balance of CMMS.

During early 2005, Simmer & Jack reported to their shareholders that "*Jaganda, a black economic empowerment company will on completion of the rights offer, own 50,9% of the issued share capital of Simmers...* ". A purchase structure was proposed in the aforesaid circular to the Simmer & Jack shareholders. JCI Limited, *inter alia,* through the holdings of its subsidiaries and associated companies, agreed to facilitate the rights offer by using the proceeds of the repayment of the Jaganda loan account in the books of account of CMMS to subscribe for preference shares in Jaganda. Jaganda, in turn, would use the aforesaid proceeds, as well as a further R5 million, to be received for the preference shares in which the Simmer & Jack management would subscribe, to subscribe for the rights offer shares that would represent 50.9% of Simmer & Jack's issued share capital after the rights offer.

The cash received by CMMS, or the equivalent thereof, for the shares in Simmer & Jack, amounted to R128 838 633. The aforesaid amount agreed to the transaction value calculated by us. However, journal entries, processed by CMMS to the Simmer & Jack loan account, which reduced the loan to Simmer & Jack, were inflated by R5 408 557. Furthermore, a loan of R18 500 000, made by Newfound to CMMS, and directly paid to Simmer & Jack as part of the purchase structure, was not reflected in the Simmer & Jack loan account. This loan was required after CMMS paid an amount of R20 million, received from Topgold AG mvK, as set out above, towards the collateral requirements of its treasury operations instead of paying the said amount to Simmer & Jack.

1.5.23 Investment in Kirstenberry Lodge

RB Kebble was indebted to CMMS. Several properties, registered in the name of Kirstenberry Lodge and OT80, were pledged as security for the said loan. The loan was utilized to settle outstanding debt of RB Kebble in the books of account of CMMS. We found no resolution of CMMS authorising the said loan. The loan of RB Kebble was subsequently cleared in exchange for the shares in Kirstenberry Lodge and OT80, who owned the aforesaid properties pledged as security for the monies RB Kebble owed to CMMS. CMMS paid R15 863 000.00 of the bond instalments of the aforementioned properties whilst the properties were pledged as security for the loan to RB Kebble. An amount of R2 268 923.29 was refunded by CMMS to RB Kebble by reducing his sundry debt account in the books of CMMS for bond repayments and running expenses of the said properties, which costs were allegedly incurred by RB Kebble. Furthermore CMMS paid an excess of R6 724 654.85 of the estimated value of the property at the time when the properties were purchased from Kirstenberry Lodge and OT80. The loan, granted to RB Kebble and the purchase of the said properties did not hold any financial benefit to CMMS. RB Kebble, however, benefited in the amount of R24 856 578.14 from the various loans and the settlement thereof.

1.5.24 Exposure to SAFCO

JCI Limited, through CMMS, financed and facilitated the funding of SAFCO. The funding was used for a number of projects, which included the acquisition of seven fishing vessels from Australia. The two transactions for the acquisition of fishing vessels were structured to include Pacific Fisheries, a company incorporated under the laws of Mauritius and in which some directors of JCI Limited appear to have held an interest.

There were directors and key management personnel who were common to JCI Limited and SAFCO. These common directors and management could and did exercise significant influence over the affairs of SAFCO, in particular the structuring of the transactions to acquire the Australian fishing vessels. Our investigation points to the fact that these transactions were not in the best interest of SAFCO and were between related parties, being JCI Limited, SAFCO and its subsidiaries, and Pacific Fisheries. It appears that the purchase price of the vessels was inflated with the intention to realise a profit in Pacific Fisheries. Furthermore, it appears that the full extent and the true nature and objectives of the transactions were not disclosed to Investec, the other SAFCO directors and the SARB.

The costs of the four Australian fishing vessels, relating to the first transaction, amounted to R25 820 615.55, which includes an amount of R2 135 169.04 still due to Pacific Fisheries by the SAFCO subsidiaries. Only an amount of R1 300 000 (AUD265 070) was paid to Cocksmacknish as a deposit for the purchase of the three vessels relating to the second transaction. The balance thereof is still outstanding.

1.5.25 Investment in Skygistics

Skygistics was incorporated on 7 August 2000 as Daisy Street Investments No 154 (Pty) Limited (registration number 2000/018328/07). On 31 May 2001, the name of Daisy Street Investments No 154 (Pty) Limited was changed to Startrack Communications Africa (Pty) Limited. On 31 March 2005 there was a further name change from Startrack Communications Africa (Pty) Limited to Skygistics. The financial statements of Skygistics, dated 31 March 2005, described the nature of Skygistics's business as follows:

"The current business operations of the group are to provide services and sell products relating to electronic remote asset management *systems and related activities."*

Skygistics formed part of the Startrack Communications group, incorporated and administrated in Australia, who supported Skygistics's operations in South Africa. The initial shareholding in Skygistics was as follows:

- Startrack Communications Limited 10%;
- JCI Gold 36%;
- Graceford Holdings 34%;
- Matodzi Resources 10%; and
- Small investors 10%.

During its 2004 financial year, JCI Gold increased its shareholding in Skygistics from 36% to 72%. The initial cost of the investment in Skygistics, recorded in the books of JCI Gold, was R3 600.00, representing the issue of the shares at par value of R1.00 per share.

The additional 36%, acquired during the 2004 financial year of JCI Gold, was acquired at a cost of R27 945 000.00 from various shareholders, representing a significant increase in the share price of Skygistics. We could not identify any approval by the board of the directors of JCI Gold for any of the purchase transactions, or any information that a due diligence investigation of Skygistics was performed by JCI Gold. The additional 36% of the issued share capital of Skygistics was purchased from the following shareholders:

Transferor	Number of shares	Value R	Amount paid R	Transferee	Date Transferred
Graceford	3 400 000	7.50	25 500 000.00	JCI Gold	30 November 2003
J Haasbroek	35 000	9.14	320 000.00	JCI Gold	1 December 2003
J Haasbroek	65 000	15.38	1 000 000.00	JCI Gold	1 March 2004
LG Njenje	150 000	7.50	750 000.00	JCI Gold	31 March 2005
Total	**3 650 000**		**27 570 000.00**		

The 3 400 000 Skygistics shares (representing 34% of the issued share capital of Skygistics) were initially allotted to Graceford at 0.001 cent per share. It appears that these shares were held by Graceford on behalf of the following beneficiaries:

Beneficiary	Number of shares
Federal Trust (Mauritius) Limited – Diamond Trust	500 000.00
Federal Trust Co. Ltd Guernsey – Rogerwermel Trust	500 000.00
RAR Kebble	500 000.00
RB Kebble	500 000.00
AJB Haasbroek	500 000.00
JMB Bertina	500 000.00
R Bryer	200 000.00
C M Mostert	200 000.00
Total shares held	**3 400 000.00**

A document, captioned *"Sale Agreement between Graceford Holdings Limited and JCI Limited"*, dated 30 June 2003, reflected Graceford as the seller of 3.4 million shares in Skygistics to JCI Limited. As consideration for this sale, Graceford was to receive 42 500 000 ordinary listed shares (at 60 cents per share) in JCI Limited.

The price paid by JCI Limited to Graceford for these shares was R25 520 000, or R7.51 per share. The agreement, however, recorded that the seller warranted that Skygistics would achieve a growth target of at least 4 000 terminals during the financial year 1 July 2003 to 30 June 2004. Based on this warranty, 2.5 million JCI Limited listed ordinary shares had to be released to the seller, Graceford, whilst the balance of 40 million JCI Limited listed ordinary shares had to be held in escrow by Paradise Creek. As it turned out, 42.5 million shares were issued to Paradise Creek. A formula was also part of the agreement in terms whereof some of the JCI Limited ordinary listed shares were to be returned to JCI Limited in the event of the sales target of 4 000 terminals not being achieved by Skygistics. As Skygistics did not achieve the sales targets, 24 870 000 JCI Limited listed ordinary shares should have been returned to JCI Limited. This could not be done as these shares were disposed of by Paradise Creek as indicated at section four above.

Haasbroek sold his interest of 1% in the issued share capital of Skygistics to JCI Limited in two transactions, *to wit*:

- 1 December 2003, when Haasbroek sold 35 000 Skygistics shares to JCI Limited for a consideration of R320 000, or at R9,14 per share; and
- 1 March 2004, when Haasbroek sold 65 000 Skygistics shares to JCI Limited for a consideration of R1 000 000, or at R15.38 per share.

During March 2005, Njenje sold 150 000 shares in Skygistics to JCI Limited for R750 000, or at R5.00 per share.

At the time when these transactions were performed, Skygistics did not achieve its sales targets and experienced financial difficulty.

1.6 Investigation of transactions referred to in the inter company claim made by REC

On 20 June 2006 and on 3 August 2006 respectively, REC made claims against JCI Limited in respect of inter company balances due to REC by JCI Limited and/or its subsidiaries. We were required to investigate and find the facts relevant to these claims. We summarise hereunder the nature and amount of the claims, our factual findings in respect of the transactions underlying the claims and the impact of such transactions on JCI Limited.

Nature of claim	Date/period of transaction	Amount claimed by REC R	Summary of findings
Sales of 12 360 000 RRL shares, the prcoeeds of which were credited to various trading accounts at T-Sec.	2002-2005	1 968 682 800	Significant numbers of RRL shares were sold, of which the cash proceeds were received in the Consolidated investments trade account at T-Sec and into CMMS via the Alibiprops trade account at T-Sec. There is no evidence that CMMS agreed to borrow the RRL shares from RRH, or that such borrowing was authorised by the boards of JCI Limited and CMMS. The cash that remained in CMMS and which was used for subsidiaries of JCI Limited aggregated R682 333 645.17.
5 460 000 RRL shares beneficially owned by REC and which were lent by JCI Limited to Investec UK in terms of a scrip lending agreement.	2004	869 395 800	Whilst JCI Limited lent the RRL shares to Investec UK, it appears that the real financial effect of the transaction was the sale of RRL shares by Investec UK and the distribution of the proceeds of such sales to various bank accounts, of which R88 352 825.12 was received by or on behalf of CMMS.
4 000 000 RRL shares previously held as security by Socgen for a scrip lending agreement entered into by the prior board of JCI Limited and disposed of during January 2006, which shares are deemed to be recoverable from the JCI Limited group.	2006	636 692 000	Our investigation indicated that the scrip lending facility to which the RRL shares were applied was in fact made and entered into by Socgen and REC and had no relevance to a JCI Limited group company, save for the cash amount of R31 280 159.16 received in the CMMS bank account from the relative trade account at T-Sec.

1717

Nature of claim	Date/period of transaction	Amount claimed by REC R	Summary of findings
900 000 RRL shares placed with Paul Main to secure an aircraft financing deal.	Before June 2004	143 307 000	One million RRL shares (pre split) were given to Concerto Nominees in terms of an agreement between REC and Paul Main for purposes of, inter alia, transactions relating to the purchasing of an aircraft or a proposed diamond concession. In as far as the aircraft transaction was concerned, it appears that Paul Main was to broker the purchase of an aircraft by Friedshelf 366, which would inter alia be chartered to REC and JCI Limited. There is no evidence that JCI Limited and its subsidiaries benefited from these RRL shares or received the proceeds thereof.
Listed investments, being 3 000 000 DRD's and 800 000 RRL's misappropriated to fund the buy out of the minorities in JCI Gold Limited in terms of a scheme of arrangement. 8 000 000 RRL's = R254 768 000 (R159.23 per shaer) 3 000 000 DRD's = R169 500 000 (R56.50 per share)		472 827 099.26	The scheme of arrangement referred to the lending by BNC and Investage of money to JCI Limited, which loans were repaid to these companies by the issuing of JCI Limited ordinary shares. Whilst we were able to trace the proceeds of the DRD and RRL shares sold, or at least parts thereof, to the funding applied by the companies in making the loans to JCI Limited, we have not been able to find evidence confirming that the three million DRD shares were the property of REC. Whilst we established that the RRL shares were owned by RRH, we found a resolution of the directors of REC authorising the lending of such shares to Durlacher or Kemonshey. These shares were then registered in the name of Durlacher.

Nature of claim	Date/period of transaction	Amount claimed by REC R	Summary of findings
Proceeds from the sale of 152 481 RRL shares sold by Durlacher Limited, credited to RAR Kebble's Wolwekloof carry trading account at T-Sec, with the proceeds applied against a CMMS overdraft at ABSA Bank, account number 16, opened in the name of RAR Kebble.	25 June 2002	48 559 099	The RRL shares were owned by RRH. We found a resolution of the directors of REC authorising the lending of such shares to Durlacher or Kemonshey. These shares were then registered in the name of Durlacher.
Receipt of 3 300 000 REC shares by CMMS directly from the Equitant trading account at T-Sec . These shares orginated from the 8 800 000 new REC shares issued to Equitant for a 100% investment in Viking Pony.	2003	97 350 000	JCI Limited and its subsidiaries were not a party to a transaction in terms whereof REC issued 8.8 million REC shares to Equitant against which REC did not obtain the assets that they had to obtain in terms of the transaction and also still had to fund the acquisition of assets sold to REC in terms of the transaction. Whilst this transaction appears to have diluted the interest of REC shareholders in REC, it did not affect the assets and liabilities of REC. JCI Limited then borrowed three million REC shares from Equitant, which were pledged to Letseng. 300 000 REC shares were transferred from the Equitant trading account to the CMMS trading account, but we found no contractual relationship between REC and CMMS in this regard.

Nature of claim	Date/period of transaction	Amount claimed by REC R	Summary of findings
Receipt of 1 600 000 REC shares by CMMS from the Paradigm Shift trading account at T-Sec, originally sourced from Equitant Trading. These shares originated from the 8 800 000 new REC shares issued to Equitant for a 100% investment in Viking Pony.	2003	47 200 000	JCI Limited and its subsidiaries were not a party to a transaction in terms whereof REC issued 8.8 million REC shares to Equitant against which REC did not obtain the assets that they had to obtain in terms of the transaction and also still had to fund the acquisition of assets sold to REC in terms of the transaction. Whilst this transaction appears to have diluted the interest of REC shareholders in REC, it did not affect the assets and liabilities of REC. 1.6 million of these REC shares were transferred from Equitant to Paradigm Shift, from where they were transferred for the benefit of CMMS. We found no contractual relationship between CMMS and REC in respect of these transfers.
8 100 000 Aflease shares bought by RGE from Kabusha, placed in CMMS trading account with no corresponding credit (8 100 000 x 0.18 x R65.50).	01 July 2003	95 499 000	REC received 8.1 million REC shares from Kabusha as security for a loan of some R40 million to Kabusha. These shares were transferred to the Consolidated Investments trading account. We set out the impact of these shares on CMMS infra where we summarise the transactions relating to the transfer of 93 million Aflease shares to the Consolidated Investments trading account.
1 492 000 REC shares placed in CMMS trading account at T-Sec, originated from a new issue of REC shares on 23 June 2004 at R18.50 per share, ostensibly for a participation in an Angolan	2004	25 364 000	REC issued REC shares to various vendors of prospecting rights, mining licenses and mining assets which appeared to have had no determinable value until optimised by the application of working capital. REC shareholders were thus diluted, but were notified by REC that these acquisitions were earnings dilutory. The transactions did not

Nature of claim	Date/period of transaction	Amount claimed by REC R	Summary of findings
diamond concession			affect the assets and liabilities of REC. 1 492 000 of the REC shares issued to Masupatsela Angola were credited to the collateral requirements of the Consolidated Investments trade account. We found no evidence of any contractual relationship between CMMS and REC in respect of the application of these shares.
5 160 000 REC shares were placed in a Lunda Sul trading account at T-Sec from three new issues of REC shares (2 268 000 shares on 7 April 2004 at R25.50 per share; 1 319 000 shares on 23 June 2004 at R18.50 per share and 200 000 shares on 23 June 2004 at R18.50 per share).	2004	110 202 000	REC issued REC shares to various vendors of prospecting rights, mining licenses and mining assets which appeared to have had no determinable value until optimised by the application of working capital. REC shareholders were thus diluted, but were notified by REC that these acquisitions were earnings dilutory. The transactions did not affect the assets and liabilities of REC. We found no evidence of any contractual relationship between CMMS and REC in respect of the application of these shares and we could not find any evidence of these shares, or the proceeds thereof, having benefited JCI Limited and its subsidiaries, save for an amount of R4.2 million, generated from the sale of these shares in the Lunda Sul trading account, which were transferred to the bank account of JCI Resources.
1 306 000 REC shares were allotted at a price of R18.50 per share in respect of the acquisition of mining equipment from Trans Benquela of which 641 000 were transferred to the	2004	22 202 000	REC issued REC shares to various vendors of prospecting rights, mining licenses and mining assets which appeared to have had no determinable value until optimised by the application of working capital. REC shareholders were thus diluted, but were notified by REC that these acquisitions were

1721

Nature of claim	Date/period of transaction	Amount claimed by REC R	Summary of findings
CMMS trading account at T-Sec.			earnings dilutory. The equipment to be purchased from Trans Benguela appears not to have existed. The transactions did not affect the assets and liabilities of REC. 641 000 of the REC shares issued to Trans Benguela were credited to the Consolidated Investments trade account, where part thereof were sold with the balance being retained in the trade account. We found no evidence of any contractual relationship between CMMS and REC in respect of the application of these shares
94 000 000 Aflease shares, acquired in share swop, were placed in a CMMS trading account at T-Sec and sold without authority of REC, for which REC received an intercompany credit of R165 854 112 (94 000 000 x 0.18 x R65.50)	October 2004 to March 2005	1 108 260 300	REC swapped 9.4 million freshly issued REC shares with 94 million freshly issued shares of Aflease. At the time, 93 million of those Aflease shares, together with 8.1 million Aflease shares, transferred to REC by Kabusha, were credited in the Consolidated Investments trade account, which already held a small number of Aflease shares. After various transfers out to other parties, the balance of the Aflease shares were sold in order to generate funds for the obligations of REC in terms of the Inkwenkwesi transaction with Anglo. The proceeds of the Aflease sales attributable to the Aflease shares received from REC aggregates some R161 145 197.80. The funds paid from the Consolidated Investments trade account on behalf of CMMS on behalf of REC for purposes of the Inkwenkwesi transaction are set out infra.
500 000 DRD's misappropriated and disguised by confirmation signed by Stratton, indicating that JCI Limited	December 2003	28 250 000	We found no evidence of 500 000 DRD shares actually being sold or that such shares were actually owned by REC. There is also no evidence that JCI Limited actually benefited from the sales of these shares of

Nature of claim	Date/period of transaction	Amount claimed by REC R	Summary of findings
were holding these shares as at 31 December 2003 on REC's behalf. On 3 December 2004 Buitendag, on behalf of REC entered into a share swap agreement with Slipknot whereby REC agreed to release 500 000 DRD's to Slipknot in return for 14 000 000 JCI Limited shares. These JCI Limited shares were never received by REC. (500 000 x R56.50 per share)			which we found no evidence.
1 500 000 DRD's purportedly sold by REC on 15 March 2002 for R42 576 771.01 through Tradek, the proceeds which were purportedly to be used by REC to settle the first payment of R39 180 000 to have been made to ABSA in respect of a debenture facility granted in September 2001. This partial settlement payment was made by CMMS directly to ABSA, and was disguised initially as an amount owing by ABSA to CMMS and subsequently as an amount owing by JCI Gold to CMMS. The reference to the source of funding being the sale of DRD shares for this	15-Mar-02	84 750 000	We found no evidence that these DRD shares actually existed or that they were sold. CMMS made a debenture roll over payment on behalf of REC on 28 March 2002 for R39 180 000 plus interest of prime +1% of R31 456.88. REC owes R70 639 196.88 to CMMS.

Nature of claim	Date/period of transaction	Amount claimed by REC R	Summary of findings
redemption of the debenture liability is false and designed to disguise a theft of these shares. The fact that CMMS was party to this disguise by making the payment and not reflecting it as an amount owing by RGE, is evidence that it conspired to disguise the fact that the DRD shares were stolen before this date (1 500 000 x R56.50 per share).			
Claim for 40 million Simmer & Jack ordinary shares allegedly owned by REC and allegedly stolen by JCI	Dec 04	94 000 000	These shares were not owned by REC, but were owned by Continental Goldfields, who pledged these shares to REC as security for a loan made to Continental Goldfields to pay the purchase price for a 75% interest in TGME, which Continental Goldfields purchased from REC. The debt of Continental Goldfields was settled.
Payments to REC re Anglo transaction for the acquisition of WAR shares by REC from Anglo	Dec 04		CMMS paid R204 954 871.58 to Anglo on behalf of REC in settlement of the purchase price of WAR shares.
Payments to Inkwennkwesi re transaction with Anglo for the purchase of WAR shares	Dec 04		CMMS paid R128 798 437.50 to Anglo on behalf of REC for the purchase of WAR shares by Inkwenkwesi from Anglo.

1.7 Consultants' expenses paid by CMMS and JCI Gold

The manner in which the business of JCI Limited and its subsidiaries were conducted was also reflected in the expenses incurred by CMMS and JCI Gold, recorded as consultants' expenses. These expenses can be categorised as follows:

- Consultants who provided investigative and intelligence services;
- Former directors of JCI Limited;
- Consultants providing other services; and
- Payments to attorneys.

1.7.1 Consultants who provided investigative and intelligence services

These consultants were mainly involved in providing investigative and intelligence services. The intelligence services rendered cover a spectrum of areas such as political intelligence, operational intelligence and intelligence relating to the dispute of the Kebbles, JCI Limited and REC with DRD and Wellesley-Wood. These consultants were mainly managed by RB Kebble and Stratton. A high level review of all payments, made by CMMS and JCI Gold, indicated that an amount in excess of R90 000 000 may have been spent in respect of the dispute with DRD. The consultants investigated *inter alia* included those set out below.

1.7.1.1 Abongile Consultancy

RB Kebble entered into a verbal agreement with Yengeni to assist him financially and offered to pay his legal fees in return for assistance with certain BEE transactions. A number of invoices of R60 000.00 each were rendered during the period July 2003 to April 2005, totalling some R1 320 000.00. We could not trace any payments made to Abongile and/or Yengeni in respect of these invoices. However, there are indications that RB Kebble made payments to Yengeni aggregating R120 000.00. RB Kebble recovered these expenses from CMMS. R879 061 was paid in respect of legal fees for Yengeni.

1.7.1.2 Capacity Building

It appears that Capacity Building was a communications service provider who specialised in issues pertaining to crisis management. Capacity Building entered into a written consulting agreement with the JCI Limited group of companies during 2001. The contract, *inter alia*, provided that Capacity Building would render communications related services to RB Kebble and JCI Limited agreed to pay to Capacity Building a retainer fee of R100 000.00 per month. Capacity Building claimed that this agreement was extended verbally for an indefinite period. Total payments to Capacity Building amounted to R6 209 137. This amount included an amount of R1 400 000.00, paid to Capacity Building as a settlement during the 2006 financial year of JCI Limited.

1.7.1.3 CNSG

It was alleged that CNSG entered into a written agreement with JCI Limited during 2005 and that the agreement expires during 2007. We found no documented evidence of an agreement between JCI Limited and CNSG. It appears that the services, rendered by CNSG, included guarding services to JCI Limited and its directors. In addition, CNSG also performed certain investigations. The nature of the investigations varied and included investigations of fraud, theft, robbery, corporate intelligence and profiling of customers. CNSG was also involved in the DRD dispute. The total amount of R7 428 889.48 was paid to CNSG in respect of consultancy fees and disbursements for the period June 2004 to October 2005.

1.7.1.4 Micromath Trading 485 CC

We found no documented evidence of an agreement between JCI Limited and Micromath. It appears that Micromath was used as a consultant by CNSG to conduct intelligence gathering exercises and to participate in internal investigations at JCI Limited. The reason for using Micromath was to conceal internal investigations and the involvement of CNSG therein. R1 970 000 was paid to Micromath, for the period February 2005 to October 2005. It was brought to our attention that Micromath may have been overpaid.

1.7.1.5 HSC

HSC entered into a written agreement with three directors of JCI Limited, namely RAR Kebble, RB Kebble and Stratton. JCI Limited was a contracting party and CMMS paid HSC's retainer fees and expenses. The agreement recorded that the services had to be rendered to *inter alia* RAR Kebble, RB Kebble and other interests held by the Kebble family. The services included legal auditing services and investigation services. Although there are indications that HSC performed various assignments for JCI Limited, they were mainly involved in matters relating the dispute with DRD and Wellesley-Wood. The initial monthly retainer fee of R230 000 was increased during February 2004 to R325 000. In addition to the retainer fee paid, HSC claimed funds from CMMS relating to payments made by HSC to third parties on behalf of JCI Limited. According to HSC, these payments were made on instruction of their client, JCI Limited. HSC was used by JCI Limited to make payments to potential witnesses who resigned their employment at AIN and DRD and who were then accommodated by JCI Limited.

Furthermore, JCI Limited assisted a number of former AIN employees to set up an entity styled Nutrx during 2003. By charging these payments as expenses of HSC to JCI Limited, the funding of these operations by JCI Limited was not transparent in the books and records of JCI Limited and its subsidiaries. The total amount, paid to HSC by CMMS, was R18 508 549.12, as at November 2005, with a then unpaid balance of R1 724 313.73. Of this amount paid, R9 661 500.00 was paid towards the monthly retainer fee of HSC.

1.7.1.6 *Finerent*

Although the representative of Finerent claimed that he entered into a written agreement with JCI Limited, we found no evidence of such a written agreement. The services rendered by Finerent included the conducting of investigations and gathering and provision of business intelligence to JCI Limited. According to the representative of Finerent, the specific services rendered, included the compiling of profiles on individuals and entities at RB Kebble's request and the performing of daily searches of the JCI Limited offices at Cape Town and Johannesburg for electronic monitoring devices. The total amount, paid to Finerent for the period April 2003 to October 2005, was R8 774 747.33.

1.7.1.7 *Springlights/Misty Mountain*

It appears that Springlights was used by JCI Limited and RB Kebble for special projects such as investigations, follow up and assessment of trading opportunities and active commercial intelligence. It was alleged that some of these services included the facilitation of payments to third parties at the request of some of the directors of JCI Limited. One such project involved the counter acting of an alleged smear campaign conducted by AIN and DRD, apparently directed against RB Kebble, RAR Kebble and JCI Limited. It appears that a total amount of R18 850 000 was paid to Springlights as consulting fees. In addition, an amount of R6 750 000 was still reflected in the Misty Mountain loan account as at 31 March 2005, relating to payments made to Springlights. It is alleged that some R26 684 000 was received by individuals and/or entities from JCI Limited. The investigation hereof is still ongoing as Nassif refused to inform us of the identity of the recipients of these funds.

1.7.2 Directors of JCI Limited

1.7.2.1 Stratton

Stratton held directorships of various companies, incorporated in Australia and in South Africa. It appears that Stratton was approached by RB Kebble to assist with a number of the JCI Limited management functions. RB Kebble appointed Stratton as an executive director of JCI Limited during 2003. It appears that his main responsibilities were to developing new business, directing certain existing group activities, assisting RB Kebble in seeking to improve the financial position of the JCI Limited group, manage the relationships with the security and intelligence consultants and to manage ongoing litigation. Stratton's remuneration included the payment of R250 000 per month plus the re-imbursement of expenses incurred. Stratton was remunerated monthly. It appears that he was paid on an alternating basis to his personal bank account and to the bank account of Edge to Edge. Payments to Stratton and to Edge to Edge aggregated R8 748 000. In addition, Stratton made a number of payments on behalf of JCI Limited to consultants, who included Palto, HSC, Lemonhouse, Care Products and H Halpern. These services were mainly rendered in respect of the RB Kebble and DRD claims and litigation.

1.7.2.2 RB Kebble

We could not locate any written consultancy agreement between RB Kebble and JCI Limited. Initially, R185 000 was paid to RB Kebble per month, but the amount was increased during October 2003 to R342 000 per month. RB Kebble received consulting fees, aggregating some R8 873 000 during the period investigated. It appears that RB Kebble made various payments on behalf of CMMS to a number of individuals and entities. These payments were made from RB Kebble's personal bank account and were re-imbursed by CMMS against the balance of the Sundry Debtors RB Kebble/Consolidated Investments/Alibiprops loan account in the balance sheet of CMMS. The reimbursed expenses are set out below.

The following payments were described as payments by RB Kebble to the ANC:

Description	Amount R
ANC Western Cape	5 750 000
ANC Youth League	930 000
ANC Eastern Cape	250 000
Total	**6 930 000**

R1 400 000 of this total amount was paid during the 2004 financial year of CMMS. Only the payments, made during the 2004 financial year of CMMS, were recorded in the books of CMMS. Although it appears that the balance of R5 530 000 was paid out by RB Kebble, such was not recorded in the books of CMMS as reimbursed to RB Kebble. We have not seen any resolution of the directors, or a minute of a directors' meeting, recording authority for such donations on behalf of any JCI Limited company. We have also not seen any evidence indicating that the ANC in fact received these funds and Ncwana did not provide proof of such deposits to the bank accounts of the ANC.

It appears that RB Kebble made a number of payments to Gleason Publications, aggregating R695 000. Gleason indicated that he received payments from RB Kebble for having provided financial intelligence to RB Kebble. He explained that the relationship was with RB Kebble and not with JCI Limited. Furthermore, it appears that Gleason was not aware that the payments to him were recorded in the books of CMMS. No evidence was found indicating that CMMS, or any other JCI Limited company benefited from the services. RB Kebble claimed the entire amount of R695 000 from CMMS.

It was recorded that RB Kebble made payments, reimbursed by CMMS, to a number of individuals, who *inter alia* included:

Name of beneficiary	Amount paid R	Amount recorded in the books of CMMS R	Description in CMMS books
Capacity Building	2 330 000	1 600 000	Consulting fees
TS Yengeni	120 000	60 000	Consulting fees
SJ Pandor	250 000	250 000	Consulting fees
EB Molefe	100 000	100 000	Loan EB Molefe
Ficcuseco	100 000	100 000	Consulting fees

It appears that RB Kebble made payments aggregating R2 000 000 in respect of what was described as bonuses during December 2003, which were reimbursed by CMMS. We identified payments and the recipients thereof in respect of R1 550 000 of the R2 000 000, mentioned above. We were unable to obtain evidence that the balance of the alleged bonuses, i.e. R450 000.00, were paid and to whom. It appears that these alleged bonuses were paid to individuals who were directors of REC and other entities related to REC and JCI Limited. The bonuses were apparently for the involvement in and contribution to BEE transactions by these individuals. It is however not clear why, for instance, CMMS had to be charged with the alleged bonuses to individuals unrelated to CMMS and JCI Limited. Furthermore, it appears that the R2 000 000, which was allocated to consulting fees, were not consulting fees and therefore might have been allocated incorrectly to consulting fees.

1.7.3 Consultants providing other services

1.7.3.1 Cygnus Marketing CC

Cygnus was appointed during October 2003 to provide financial accounting services to Letseng Diamonds. During April 2005, Cygnus was appointed to provide financial accounting services to REC. From November 2005, REC did not utilise the services of Cygnus any longer. The total amount paid to Cygnus for the period October 2003 to October 2005 amounted to R847 408.

1.7.3.2 Retrospective 81 CC trading as Geta Fish

We could not locate a written agreement between JCI Limited and Geta Fish. It appears that Geta Fish was, amongst other matters, required to identify potential fishing resources and market demands, and to evaluate infrastructures in Africa. To this extent, the principal of Geta Fish formed part of a team at SAFCO who designed a strategy around a business plan, which included a marketing strategy for a fishing project. Geta Fish was further required to assist with the applications for fishing licences. An amount of R445 850.76 was paid to Geta Fish, which excludes the amount of R43 332.94, representing reimbursements in respect of SAFCO.

•

1.7.3.3 Closenberg

It appears that Closenberg entered into a consulting agreement with JCI Limited. Although he confirmed that the agreement was in writing, Closenberg could not present a copy thereof. Closenberg indicated that, in terms of the contract, he was required to provide general legal advice for which he was paid a monthly retainer fee for a period of between one and two years. Closenberg was involved in facilitating transactions involving the investment by JCI Limited in Boschendal, Cue-incident, Mvelaphanda Properties, etc and managing the BEE relationships within these projects. We located invoices of R65 000.00 each for the period July 2003 to August 2005, aggregating R1 365 000.00. However, we could only locate payments aggregating R325 000 to Closenberg.

1.7.3.4 Marulelo Communications

Marulelo entered into an agreement with JCI Limited during August 2003. The services primarily related to external public relations and event management services. A monthly retainer fee of R175 000.00 was agreed upon, which was increased during December 2003 to R346 875.00 per month plus disbursements claimed by Marulelo. Marulelo also invoiced JCI Limited for services rendered by Revolution Events. The services, rendered and invoiced to Marulelo by Revolution Events, included those of security service providers, consultation by sub contractors and annual membership fees. The total amount, paid to Revolution Events, was R991 336.60. The total amount, paid to Marulelo in respect of consultancy fees and disbursements, for the period April 2003 to October 2005, amounted to R15 734 050.71. The services rendered by Marulelo cannot be defined as exclusive to JCI Limited. Certain payments made, were for the benefit of RB Kebble. JCI Limited and Marulelo entered into a settlement agreement during January 2006.

1.7.3.5 John Mason

It appears that JCI Limited requested Mason during May 2004 to assist with the assessment of fishing opportunities in South Africa. During August 2004, Mason was appointed as the CEO of SAFCO. It appears that a total amount of R203 701.28 was paid to Mason in respect of consulting fees and other expenses. The consulting fees comprised six payments of R20 000 each.

1.7.3.6 Shelley Street Design Consultant

Street was a design consultant, who specialised in interior decorating and design. It appears that Street entered into an agreement with RB Kebble during August 2003 to oversee the redecoration of the interior of Monterey for a fee of R15 000.00 per month. Street refurbished Monterey from 1 September 2003 to March 2004, when she proceeded to refurbish RB Kebble's personal property, *"Fairseat"*. Street was paid the total amount of R353 970. The refurbishment of RB Kebble's personal home did not benefit JCI Limited whilst R234 270 of Street's fees related thereto.

1.7.3.7 Top Edge

Although Top Edge entered into an agreement with REC, it was never recorded in writing. Top Edge performed consultancy services to REC and JCI Limited for approximately eight years. Top Edge was responsible to manage aspects that could destabilise REC and JCI Limited and counter-act such aspects by creating a stable environment where state, labour and capital could co-operate with one other. Top Edge received a monthly retainer, which increased marginally over the period of the professional relationship. The relationship was terminated in August 2005. Monthly payments, aggregating R1 026 000.00, were made by JCI Gold and/or CMMS to Top Edge.

1.7.3.8 Ikamva

Ikamva was not a consultant to JCI Limited, but JCI Limited ostensibly held 30% of the issued shares in Ikamva. It appears that Ikamva submitted a monthly operations budget to JCI Limited and that it was agreed that the funding of travelling cost, professional fees and any other expenses would be discussed and authorised by JCI Limited. Ikamva submitted invoices to JCI Limited for payments totalling R563 655.75.

The detail on the invoices clearly related to operational expenses. A part-payment of R305 472.69 was made to Ikamva by CMMS during the 2006 financial year. Ikamva contracted two consultants, Tswelopele Associates CC and Thoughtfox. Thoughtfox claimed to have provided a wide range of services to Ikamva, including background work, the facilitation of deals, attending meetings and business advisory services. JCI Gold made payments to Thoughtfox of some R184 200. Tswelopele Associates CC was contracted to facilitate the promotion of Ikamva's mining interests. CMMS paid R50 000.00 to Tswelopele Associates CC.

1.7.3.9 Turbine Aviation (Pty) Limited

No written agreement existed between JCI Limited and Turbine Aviation. Although Turbine Aviation claimed payment in respect of consultancy services rendered to JCI Limited and/or CMMS, it appears that these claims were not for services provided by Turbine Aviation, but rather related to costs associated with Poole's monthly remuneration. CMMS made two payments of R120 000.00 each to Turbine Aviation.

1.7.3.10 Peter Williams

Williams entered into a written consulting agreement with JCI Limited. Williams was appointed to provide legal advice to JCI Limited with effect from August 2004 for a period of six months. Williams was further required to assist in a number of projects and to provide political intelligence in the Western Cape. Payments aggregating R225 000.00 were made to Williams.

1.7.3.11 Ian Wilson

Wilson, a quality assurance specialist in the fishing industry acted as a consultant to SAFCO. Based on the fact that JCI Limited funded some of the SAFCO operations, JCI Limited paid his remuneration and then allocated the cost to the SAFCO loan account. We established that, for the period October 2004 to March 2005, various monthly payments, totalling R128 336.50, were made to Wilson

1.7.3.12 ZK Mathews

There is no evidence of a contract entered into between JCI Limited and Mathews. The total amount paid to Mathews, for the period May 2004 to April 2005, aggregated R540 000.00 and appears to have represented the payment of fees towards the identification of mining opportunities in West Africa.

1.7.4 Legal fees

1.7.4.1 Introduction

CMMS and JCI Gold made payments to a number of attorneys, totalling in excess of R32 million for the period March 2003 to September 2005. JCI Limited and its subsidiaries did not receive the exclusive benefit of the legal services rendered by these attorneys, but a number of other persons and former JCI Limited directors also benefited from these services. These expenses are set out hereunder.

1.7.4.2 Moss-Morris

CMMS paid legal fees of R12 475 657.42 in respect of services rendered by Moss-Morris. However, JCI Limited did not benefit exclusively from the legal services rendered by Moss-Morris. The fees paid mainly related to the dispute with DRD and other matters involving former directors of JCI Limited. Payments relating to these matters amounted to R12 102 330.42.

1.7.4.3 Taback Inc

It appears that JCI Limited, JCI Gold and CMMS paid the aggregate of R14 667 560 as legal fees to Taback Inc. A number of these payments related to the dispute with DRD, the Skilled Labour Brokers matter and a matter involving the Financial Services Board. JCI Limited did not receive the exclusive benefit of the legal services in respect of matters that related to DRD, Skilled Labour Brokers and the Financial Services Board. The total amount allocated to these matters aggregated R4 650 451.09.

1.7.4.4 Mallinicks

Various payments, aggregating R4 915 049.03 were made to Mallinicks by CMMS in respect of services rendered. This amount included R1 000 000.00 paid on 16 November 2005 as part of a legal settlement. It appears that Mallinicks charged these legal fees in respect of services rendered to JCI Limited and to various BEE entities. It appears that legal fees of R881 663.61 were paid in respect of legal services rendered to previous directors of JCI Limited and other individuals.

1.7.4.5 Brink Cohen

Brink Cohen invoiced Southern Holdings for professional services rendered for the period 3 October 2003 to 24 June 2005. Brink Cohen was paid the amount of R59 351.10.

1.7.4.6 Booth

Legal fees aggregating R133 947.89 were paid by JCI Gold to Booth for professional services rendered by Booth to previous directors of JCI Limited and to another person.

1.8 Review of documentation relating to the contractual obligations between JCI and Trinity

RB Kebble, purporing to represent JCI Limited and Trinity entered into a shareholders' conversion agreement in terms whereof Trinity would have swapped and put seven million REC shared held by Trinity for 4 598 214 WAR shares to be held by JCI Limited. This agreement was further subject to the fulfillment of a condition that Aflease concluded a call option agreement with Mogwele, an SPV, in terms whereof Aflease granted a call option to Mogwele for six million REC shares held by Aflease with a put option against JCI Limited should Mogwele not exercise its call option. These transactions were not approved by the board of directors of JCI Limited and were also not disclosed to the directors at a board meeting. It appears that these agreements were founded upon an attempt by Froneman and George to mitigate the risk posed to Trinity and Aflease by their holding of REC shares after it became known to them that there were various concerns about REC. Whilst the agreement was initially intended to have been with REC, JCI Limited was made a contracting party at the request of Buitendag. This agreement was prejudicial to JCI Limited and exposed JCI Limited to the lack of investors' confidence in REC and to the weakened balance sheet of REC.

1.9 Claim instituted by Redbay and Newshore against JCI Limited

We have investigated the factual basis of a claim against JCI Limited by Jewitt for the payment of money to him. It appears that Stratton attempted to make a commitment on behalf of JCI Limited to have JCI Limited become liable for a transaction in which JCI (IOM) allegedly committed to Newshore and Redbay to purchase shares in Startrack. Besides the fact that the document, signed by Stratton, does not specify the claimant as a recipient of the guarantee, we also found no evidence indicated that JCI (IOM) incurred any obligations towards the claimant. The claimant is a foreigner and we found no SARB approval for the guarantee that the claimanat alleges was given by JCI Limited.

2 Objectives of the investigation

We were appointed to investigate various transactions, inclusive of any other issues identified by the directors of JCI Limited or during the audit of the financial statements of JCI Limited and its subsidiaries. The scope of the investigation has been revisited from time to time, to address further issues not originally identified. The objective of the investigation turns around the identification of assets and obligations of JCI Limited and determining whether any of the assets of JCI Limited and its subsidiaries has been misappropriated. As such, the investigation was focused upon:

- The safeguarding of information stored electronically;
- The safeguarding of information in hard copy format;
- The acquisition of assets funded by the issuing of shares in JCI Limited;
- The holding and disposition for WAR shares of JCI Gold;
- The exposure of CMMS to REC and RRH in respect of the sale of RRL shares;
- The reconciliation and application of funds generated by the treasury activity of CMMS;
- Identified balance sheet items of CMMS;
- Payments to and on behalf of RB Kebble; and
- Consultants' expenses paid by CMMS.

During May 2006, Gray requested us to perform the following procedures with regards to the Shareholding Conversion Agreement between Trinity and JCI Limited and the Call and Put Option Agreement:

- To perform an electronic search of the electronic document recording system and e-mails of the employees of JCI Limited for information relating to the abovementioned agreements to:
  - Establish the flow of documentation and information between various parties and/or entities regarding these agreements; and
  - Establish whether or not these agreements were created by any staff member or employee of either JCI Limited or RNG.

- To procure the services of a handwriting expert to establish whether the signatures on the Call and Put Option Agreement dated 27 July 2005, were the signatures of RB Kebble and Mjongile; and
- To review the statutory documentation of RNG and JCI Limited to establish:
  - Whether these agreements were entered into with the approval of either the directors of the two companies and/or shareholders of the two companies; and
  - Whether the appointment of the directors, as contemplated at clause 8.1.2 of the Put and Call Option Agreement was achieved.

Further during May 2006, we were requested to investigate elements of the claim made by REC against JCI Limited for purposes of an intended mediation of the inter-company relationship.

During June 2006, we were requested to perform investigations of the following matters:

- The rights of Molefe against CMMS for the delivery of Matodzi shares;
- The transactions relating to money ostensibly lent by CMMS from ABSA;
- A transaction relating to an ostensible obligation on JCI Limited to guarantee obligations incurred by Jewitt; and
- The loan account transactions in respect of an entity named and styled Hostprops.

2.1 Scope and nature of our investigation

The scope of our work was limited to an inspection and analysis of the documentation and information provided to us during the course of our investigation. We have not verified the validity or authenticity of the relevant records and documentation, other than the instances specifically indicated in the report.

The scope of our work relating to the Trinity matter was limited to a review and analysis of the hard drives and servers of JCI Limited personnel, and JCI Limited imaged during the course of a more comprehensive investigation performed by us during 2006.

The scope of our work regarding the mediation process was limited to an investigation of these matters referred to in the REC claim and entailed an investigation of REC transaction to the extent necessary to report to JCI Limited the underlying facts.

There are no International Engagement Standards applicable to a forensic investigation of this nature. We have performed the procedures we considered appropriate in the circumstances.

Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

2.2 Limitations and subsequent events

We have attempted to include all information relevant to the specific transactions. However, it is possible that documents and information exist which were not made available to us, or which we were unable to locate.

Any documents or information brought to our attention subsequent to the date of this report which would affect the findings listed below, will require our findings to be adjusted and qualified accordingly.

2.3 Restriction on distribution of report

This report was prepared solely for the purposes of reporting our findings to you. This report should therefore not be utilised for any other purpose. No part may be quoted, referred to or disclosed in whole or in part, by any party, without our prior consent. We record here that the contents of various sections of this report had already been published to Tabacks Inc for the purposes of obtaining a legal opinion on the disclosure of matters referred to therein, or for purposes of instituting legal action. This was at the request of the directors of JCI Limited.

2.4 Legal advice

Although our report may contain references to relevant laws and legislation, we do not provide legal opinion on the compliance with such laws and our findings in this report are not to be construed as providing legal advice. Our discussion of the relevant laws is intended solely to facilitate the determination of applicable facts which may be relevant to the interpretation and/or application of such laws. Should such interpretation require legal advice, we recommend that independent legal advice be obtained.

3 Period under investigation

The engagement covers the period relevant to the transactions referred to at 2 *supra*. Generally, the period covered extends from the 2003 financial year of JCI Limited, but there are various transactions, set out in the report, where the prior periods are relevant to gain a complete understanding of a transaction or parts thereof, hence such periods are included in this report for such purposes.

For purposes of the Trinity matter, our investigation was focussed on the period leading up to the signing of the Call and Put Option Agreement and the Shareholding Conversion Agreement on 25 July 2005 and 27 July 2005 respectively. The first document identified as relating to these transactions was dated 30 March 2005.

For purposes of the investigation relating to the elements of the REC claim, the period investigated was determined by the period in which the transactions, relative to the REC claim, occurred.

4 Procedures performed and objectives satisfied

The purpose of this report is to report on our factual findings resulting from the procedures performed as described below.

The procedures were performed, based on those facts supported by documents and records and, where so specifically indicated, also contemporaneous interview notes and/or the contents of affidavits

4.1 General procedures performed

The general procedures performed by us include the following:

- The imaging of identified personal computers and servers in order to obtain and safeguard documentary evidence in electronic format and the preparation thereof in a searchable facility;
- The collation, numbering and indexing of documents, held in hard copy format at the secretariat, in order to preserve such documents and have same available for investigation;
- Online interrogation of the ledgers of JCI Limited, CMMS and JCI Gold and the extraction there from of records relevant to the matters set out at paragraph two *supra*;
- Critical analysis of the information recorded in the ledgers of JCI Limited, CMMS and JCI Gold, and the hard and soft copies of documentation sourced, as mentioned above;
- The reconciliation of particularly shares balances and movements;
- The performing of mathematical calculations where required;
- Interviewing of persons listed at *Annexure A* to the report;
- The comparison of information derived from various sources; and
- Analysis of financial and transactional information.

4.2 Specific procedures performed

Specific procedures, performed in the investigation of the WAR shares, included the following:

- Consulted with Computershare and T-Sec in respect of the accounts JCI Limited held at the institutions. Obtained information and statements form them in order to perform a reconciliation of the movement of WAR shares. We consulted with various entities and individuals, confirming that they kept WAR shares on behalf of JCI Limited. The current positions are set out in the body of this report, the annexures hereto and the exhibits collated in the exhibit files attached hereto; and
- Investigated the historical transfer and trade of WAR shares of JCI Limited and instances of alleged misappropriation of WAR shares. These are recorded in the body of this report, the annexures hereto and in the exhibits collated in the exhibit files attached hereto.

Specific procures performed in the investigation of CMMS balance sheets items included critical analysis of the following:

- Trial balance of CMMS;
- General ledgers of CMMS;
- Source documentation pertaining to transactions noted in the general ledger, which *inter alia* include the following:
  - Journal vouchers;
  - Cheque requisitions;
  - Invoices from suppliers;
  - Memoranda and informal notes recording instructions which appear to have been given regarding the processing of accounting transactions;
  - Bank statements; and
  - Audit trails and confirmation notes regarding the processing of electronic payments to third parties.
- Agreements between parties;

- Directors' resolutions pertaining to agreements entered into and addenda to such agreements;
- Sundry correspondence, obtained from parties interviewed and/or correspondence files at JCI Limited;
- Share certificates;
- Share registers;
- CM42 documentation;
- Background searches obtained from public available information sources; and
- Electronic information pertaining to the contents of computer hard drives, which were downloaded.
- Consultations conducted with various parties;

The following were specific procedures performed in respect of consultancy expenses:

- The general ledger of JCI Gold and CMMS were critically examined for the financial years 2004, 2005 and 2006, with regard to the consultants;
- Agreeing of information in the general ledger to the relevant supporting documentation; and
- The creating of summary sheets, reflecting the total amounts invoiced, amounts paid and the amounts journalised to the loan and/or sundry debtors accounts.

The specific procedures performed in respect of the Trinity matter included the searching for and finding of relevant documentation, where after we reconstructed the chain of events with reference to the located documents only.

The specific procedures performed in the investigation of the REC claim against JCI entailed a detailed search for documentation relevant to the transactions recorded in the claim. These documents, augmented by the results of intereviews for understanding context, were then used to reconstruct the facts of the relevant transactions as best as could be done. In the process, we also peformed calculations and analysis of financial information.

4.3 Objectives satisfied

The objectives of the assignment were satisfied in the following manner:

- We imaged and converted to searchable format information recorded on the personal computers and servers of the following persons and entities:
  - Neil Hattingh (Skygistics);
  - Frik van Staden (Skygistics);
  - Kevin Eboral (Skygistics);
  - Leon du Preez (Skygistics);
  - Werner Buitendag (Skygistics);
  - Avril Field (JCI Limited – Cape Town);
  - (JCI Limited – Cape Town);
  - Johan Nell (JCI Limited – Cape Town);
  - John Stratton (JCI Limited – Cape Town);
  - Michelle Cunningham (JCI Limited – Cape Town);
  - Monique Paton (JCI Limited – Cape Town);
  - Rita Meininghouse (JCI Limited – Cape Town);
  - Beale (JCI Limited – Johannesburg);
  - Jill Bailey (JCI Limited – Johannesburg);
  - Kevin Eboral (JCI Limited – Johannesburg);
  - Maggie Brown (JCI Limited – Johannesburg);
  - M van Straaten (JCI Limited – Johannesburg);
  - Thys de Beer (JCI Limited – Johannesburg);
  - Kolobe Mashala (JCI Limited – Johannesburg);
  - Gareth Griffiths (JCI Limited – Johannesburg);
  - Rob Lindsay (JCI Limited – Johannesburg);

- Chris Salmon (JCI Limited – Johannesburg);
- Melody Welsford (JCI Limited – Johannesburg);
- Skygistics server;
- JCI Limited server in Johannesburg; and
- JCI Limited server in Cape Town.

- Documentation, located at the secretariat, were collated and stamped with a unique number. Such numbers, descriptions of such documents and the various locations where such documents were found, are recorded in an index, which accompanies this report;
- The investigation result of the investigation of the whereabouts of assets of JCI Limited and its subsidiaries, and instances of alleged misappropriation of assets, are recorded in the body of the report, the annexures hereto and in the exhibits collated in the exhibit files accompanying this report;
- Claims, calculated and compiled during the course of the investigation for various purposes, have been submitted to the relevant functionaries at JCI Limited and the basis of such claims, including the evidence relied upon, are set out in the body of this report and the exhibits attached hereto; and
- Information may have been provided to JCI Limited and its auditors, during the course of the investigation. Such have also been included in this report as far as was practically possible.

The deliverable in terms of the objectives have thus been recorded and collated in the following media, all of which have to be read and considered in conjunction with each other:

- This report and the annexures hereto;
- The exhibit files accompanying this report;
- Letters;
- The hard drive accompanying this report;
- The index of documents accompanying this report; and
- Information provided to JCI Limited and its auditors during the course of the investigation, subject to the limitations attaching thereto.

5 Sources and descriptions of documents and records obtained

The source and description of documents, used during the course of the investigation, are recorded at *Annexure B* hereto.

The documentation and/or records used in performing our review and investigation were neither tested nor verified in order to ascertain the authenticity thereof, unless specifically so reported.

6 The acquisition of assets funded by the issuing of shares in JCI Limited

6.1 The issuing of 188 713 570 JCI Limited shares to BNC Investments (Pty) Limited

6.1.1 The transaction

On 2 September 2002, JCI Limited issued some 188 713 570 ordinary listed shares in the issued share capital of JCI Limited to BNC in settlement of a loan of some R85 million due to BNC by JCI Limited.

BNC was incorporated on 27 June 1996 as Alibiprops 13 (Pty) Limited with registration number 1996/008143/07 and subsequently had its name changed to BNC. RB Kebble and RAR Kebble were the directors of this company. This company was a representative of the interest of the Kebble family in JCI Limited.

6.1.1.1 Loan and underwriting facility provided to JCI Limited

It appears that, when JCI Limited wanted to acquire JCI Gold during 2002, the acquisition was to have been funded by means of a renounceable rights offer, underwritten by BNC and Investage, who provided underwriting loans to JCI Limited. These loans were repaid by means of the issuing of JCI Limited shares to BNC and Investage.

On 3 April 2002, a loan agreement was entered into by JCI Limited, on the one part, and by BNC, on the other part. The agreement was signed by Buitendag, on behalf of JCI Limited, and by RB Kebble, on behalf of BNC[1].

The loan agreement recorded that JCI Limited required to borrow R155 million to enable it to pay the cash portion due to the participants in a scheme of arrangement for purposes of acquiring the entire issued share capital in JCI Gold. For such purposes, the parties agreed that BNC would lend R85 million to JCI Limited. This loan had to be repaid in cash and, in so far as there being a balance left between the amount of the loan and the rights offer proceeds, such balance would be repaid with JCI Limited shares, calculated by dividing the balance to be paid by R0.45.

[1] Refer Exhibit 1.1.1

We noted that the rights offer was not fully subscribed for.

We noticed a further agreement, styled an underwriting agreement by and between BNC, on the one part, and JCI Limited, on the other part. The agreement was signed on 11 June 2002, by Buitendag, on behalf of JCI Limited, and by RB Kebble, on behalf of BNC[2]. The purpose of this agreement was merely to change the loan agreement into a proper underwriting agreement in that BNC committed itself to taking up the shares offered in the rights offer, which have not being taken up in the rights offer by JCI Limited.

6.1.2 Cash flows

For purposes of executing the scheme of arrangement, a JCI scheme account number 62036044494 was opened with FNB. On 15 July 2002, R156 470 773.32 was deposited into this account by Corpcapital Bank[3].

6.1.3 Accounting entries

Journal 1450 was processed in the ledger of JCI Limited, recording the receipt into the scheme bank account in the following manner[4]:

- Debit bank with reference to the JCI Gold scheme of arrangement with R156 470 773.32;
- Credit BNC with R85 million;
- Credit Investage with R70 000 000; and
- Credit sundry creditors with R1 270 773.32.

The journal carried the following narration:

"Proceeds from loans i.t.o. undertaking"

6.1.4 Implications

JCI Limited has received value for the shares issued, in that cash was received as per the loan agreements.

[2] Refer Exhibit 1.1.2
[3] Refer Exhibit 1.1.3
[4] Refer Exhibit 1.1.4

The shares, issued to BNC, equate to the repayment of R84 921 107, when the agreed rate of R0.45, per the loan agreement is applied, probably due thereto that the rights issue was not fully subscribed for.

6.1.5 The source of the funds introduced to the JCI scheme bank account

We have been provided with an affidavit by Pearcey in the liquidation application of BNC by REC[5]. At paragraphs 4.4.5 and 5.15 thereof, Pearcey, with reference to a report of Umbono Forensics, explained that the proceeds of three million DRD shares were transferred through various accounts and entities until R49 435 555.18 was deposited into a term deposit account of BNC at Corpcapital Bank. Similarly, an amount of R14 900 000.00 was deposited into a term deposit account of Investage at Corpcapital Bank. The affidavit goes on to record that such funds were withdrawn on 15 July 2002 and paid to a third party without identifying the third party. At paragraph 5.1 of the affidavit, Pearcey stated that:

"During February 2002 the Applicant, through a nominee called Goudstad Nominees, owned the DRD shares which, at that stage, had a value of approximately R90,000,000.00."

Similar facts were recorded in an unsigned affidavit of Pearcey, provided to us and apparently used in the liquidation application of Investage by REC[6]. Based on the above, it appears that Umbono Forensics found that the DRD shares belonged to REC and that the proceeds of such shares contributed to the funding that BNC and Investage, as set out at section 6.2 of this report, contributed to the JCI scheme bank account.

Pearcey stated in his affidavit in the liquidation application of BNC by REC, that REC held 3 000 000 DRD shares through a nominee called Goudstad Nominees and that these shares were sold in the PB Bawden trading account[7]. We were however unable to obtain evidence that the 3 000 000 DRD share certificate, registered in the name of Goudstad Nominees, was an asset of REC.

5 Refer Exhibit 1.1.5
6 Refer Exhibit 1.1.6
7 Refer Exhibits 1.1.5 and 1.1.6

We obtained correspondence and other documentation indicating that REC obtained 3 000 000 DRD shares from CMMS during 1999. Two DRD share certificates, namely certificate 9719 for 2 000 000 DRD shares and certificate 9720 for 1 000 000 DRD shares were transferred to REC during March 1999[8]. A new certificate number 13114 for 3 000 000 DRD shares were registered in the name of REC[9]. Due to the change in the accounting system at REC and CMMS, we were unable to determine if CMMS received payment from REC for the 3 000 000 DRD shares.

The 3 000 000 DRD shares, which REC obtained from CMMS and which were registered in certificate number 13114, were sold into the market between 30 June 1999 and 19 November 1999[10].

The Goudstad Nominees held DRD share certificate number 27786 for 3 000 000 DRD shares, which was dematerialised in the PB Bawden trading account, was re-materialised in certificated form on 10 December 2001[11]. The certificate was transferred to Tradek Balderson Nominees on 8 February 2002 and a new certificate number 28074 was issued. The DRD share certificate number 28704 for 3 000 000 DRD shares was dematerialised on 12 February 2002 in the PB Bawden trading account at T-Sec[12].

Certificate number 27786 in the name of Goudstad Nominees was delivered from SocGen London to SocGen Johannesburg for the account of RAR Kebble. The physical certificate was delivered to the office of RAR Kebble and his secretary signed receipt for the delivery[13].

The certificate was handed to Beale who instructed T-Sec to accept the shares and to dematerialise the shares in her PB Bawden trading account.

8 Refer Exhibits 1.1.9, 1.1.10 and 1.1.11
9 Refer Exhibit 1.1.11
10 Refer Exhibit 1.1.12
11 Refer Exhibit 1.1.13
12 Refer Exhibits 1.1.13 and 1.1.14
13 Refer Exhibit 1.1.7 and 1.1.8

On the instruction of Beale, 2 359 376 DRD shares were sold in the PB Bawden trading account and proceeds of R70 363 226.68 were raised[14]. 540 624 DRD shares were transferred to the New Heights 120 trading account where it were sold and proceeds of R16 670 852.63 were raised[15]. R16 086 786.97 of such proceeds was transferred from the New Heights 120 trading account to the PB Bawden trading account[16]. The balance of R584 065.66 of the proceeds raised in the New Height 120 trading account was transferred to the RAR Kebble ABSA bank account on 26 February 2002[17].

The remaining balance of 100 000 DRD shares were transferred from the PB Bawden trading account to the Hothouse Investments trading account at T-Sec. The 100 000 DRD shares that were transferred to the Hothouse Investments trading account were again transferred to a trading account held at Rice Rinaldi on 6 March 2006[18].

The aggregate proceeds of R86 450 013.65, raised in the PB Bawden trading account from the dematerialised sale of the DRD shares, were transferred from that trading account to:

Date	Description	Amount R
18 February 2002	Frankel Consulting Nedbank account number 1426000170	27 986 984.00
25 February 2002	RAR Kebble ABSA account 4053853779	58 463 029.65
Total		**86 450 013.65**

The aggregate proceeds transferred from the PB Bawden trading account include the proceeds of R70 363 226.68 from the sale of the DRD shares in the PB Bawden trading account, as well as the proceeds of R16 086 786.97 that was raised from the sale of the DRD shares in the New Heights 120 trading account and transferred to the PB Bawden trading account[19].

14 Refer Exhibit 1.1.15
15 Refer Exhibit 1.1.16
16 Refer Exhibit 1.1.15
17 Refer Exhibit 1.1.16
18 Refer Exhibit 1.1.17
19 Refer Exhibits 1.1.15 and 1.1.16

We were unable to obtain any evidence to indicate that the 3 000 000 DRD shares, which were dematerialised and sold in the PB Bawden trading account, were in fact misappropriated REC assets.

The sale of 2 900 000 DRD shares in the PB Bawden and New Heights 120 trading accounts, raised proceeds of R87 034 079.31. Of these, the amount of R27 986 984 was transferred to Frankel Consulting for the account of RAR Kebble. RAR Kebble received R59 047 095.31 in his ABSA account.

We obtained an explanation from Tabacks in respect of how the R155 million was raised. This explanation is included in our exhibits. The explanation however does not show any evidence or indication of the origin of the 3 000 000 DRD shares re-materialised to form the Goudstad Nominee certificate number 27786[20].

6.2 The issuing of 155 411 176 JCI Limited shares to Investage 170 (Pty) Limited

6.2.1 The transaction

On 2 September 2002, JCI Limited issued some 155 411 176 ordinary listed shares in the issued share capital of JCI Limited to Investage in settlement of a loan of some R70 million due to Investage by JCI Limited.

Investage was incorporated on 14 August 2001 with registration number 2001/019101/07. Cornwall and Poole were the directors of this company. This company was a representative of the interest of Cornwall in JCI Limited.

6.2.2 Loan and underwriting facility provided to JCI Limited

It appears that, when JCI Limited wanted to acquire JCI Gold Limited during 2002, the acquisition was to have been funded by means of a renounceable rights offer, underwritten by BNC and Investage, who provided underwriting loans to JCI Limited. These loans were repaid by means of the issuing of JCI Limited shares to BNC and Investage.

20 Refer Exhibit 1.1.18

On 3 April 2002, a loan agreement was entered into by JCI Limited, on the one part, and by Investage, on the other part. The agreement was signed by Buitendag, on behalf of JCI Limited, and by Cornwall, on behalf of Investage[21].

The loan agreement recorded that JCI Limited required to borrow R155 million to enable it to pay the cash portion due to the participants in a scheme of arrangement for purposes of acquiring the entire issued share capital in JCI Gold Limited. For such purposes, the parties agreed that Investage would lend R70 million to JCI Limited. This loan had to be repaid in cash and, in so far as there being a balance left between the amount of the loan and the rights offer proceeds, such balance would be repaid with JCI Limited shares, calculated by dividing the balance to be paid by R0.45.

We noted that the rights offer was not fully subscribed for.

We noticed a further agreement, styled an underwriting agreement by and between Investage, on the one part, and JCI Limited, on the other part. The agreement was signed on 12 June 2002, by Buitendag, on behalf of JCI Limited, and by Cornwall, on behalf of Investage[22]. The purpose of this agreement was merely to change the loan agreement into a proper underwriting agreement in that Investage committed itself to taking up the shares offered in the rights offer, which have not being taken up in the rights offer by JCI Limited.

6.2.3 Cash flows

For purposes of executing the scheme of arrangement, a JCI Gold scheme account number 62036044494 was opened with FNB. On 15 July 2002, R156 470 773.32 was deposited into this account by Corpcapital Bank[23].

6.2.4 Accounting entries

Journal 1450 was processed in the ledger of JCI Limited, recording the receipt into the scheme bank account in the following manner[24]:

[21] Refer Exhibit 1.2.1
[22] Refer Exhibit 1.2.2
[23] Refer Exhibit 1.1.3
[24] Refer Exhibit 1.1.4

- Debit bank with reference to the JCI Gold scheme of arrangement with R156 470 773.32;
- Credit BNC with R85 million;
- Credit Investage with R70 000 000; and
- Credit Sundry creditors with R1 270 773.32.

The journal carried the following narration:

"Proceeds *from loans i.t.o. undertaking*"

6.2.5 Implications

JCI Limited has received value for the shares issued, in that cash was received as per the loan agreements. We however refer to section 6.1 *infra* regarding the discussion of the source of funds used by BNC and Investage.

The shares issued to Investage, equates to the repayment of R69 935 029, when the agreed rate of R0.45, per the loan agreement is applied, probably due thereto that the rights issue was not fully subscribed for.

6.3 The issuing of 32 598 578 JCI Limited shares to Beachcove Holdings (Pty) Limited

6.3.1 The transaction

On 23 June 2003, JCI Limited issued 32 598 578 ordinary listed shares in the issued share capital of JCI Limited to Beachcove in settlement of a loan from Beachcove.

Beachcove was a wholly owned subsidiary of Continental Goldfields[25]. On 19 May 2005, the above mentioned JCI Limited shares were transferred from Beachcove to Continental Goldfields[26].

25 Refer Exhibit 1.3.1
26 Refer Paragraph 10.23 *infra*

1753

6.3.2 The loan by Beachcove to CMMS

We found a copy of a document, purporting to be an agreement of loan by and between CMMS, on the one part, and Beachcove, on the other part, dated 6 March 2003[27].

The agreement was signed by Buitendag, on behalf of CMMS, and Peter Landau and what appears to be a signature that resembles that of Stratton, on behalf of Beachcove. The document purports to record an agreement between the parties in terms whereof Beachcove advanced USD2.2 million to CMMS at a rate of interest equal to LIBOR plus 1% per annum. The loan was to be repaid within 24 months of the agreement date, i.e., from 6 March 2003.

On 20 March 2003, CMMS received R17 741 460 and on 2 April 2003 CMMS received a further R287 028.44.

A resolution of the directors of JCI Limited, signed by Buitendag, Cornwall, RAR Kebble, and Stratton and dated 23 June 2003, recorded a decision to repay the loan by means of issuing 32 598 578 JCI Limited ordinary shares[28]. These shares were then issued on 23 June 2003.

6.3.3 SARB approvals for the loan

On 18 March 2003, Swanevelder, on behalf of JCI Limited, applied to the authorised dealer of the SARB for approval for a foreign loan, with reference to the above referred to loan[29]. The approval from the SARB, dated 2 April 2003, was forwarded to Swanevelder on 4 April 2003[30].

On 5 June 2003, Swanevelder, on behalf of JCI Limited, applied to the authorised dealer of the SARB for the repayment of the loan by means of the issuing of JCI Limited shares[31]. It appears that the authorised dealer had queries regarding certain aspects of the request of Swanevelder[32]. We have not seen correspondence clearing these queries, or the authority of the SARB for the repayment of the loan in the manner applied for.

27 Refer Exhibit 1.3.2
28 Refer Exhibit 1.3.3
29 Refer Exhibit 1.3.4
30 Refer Exhibit 1.3.5
31 Refer Exhibit 1.3.6
32 Refer Exhibit 1.3.7

6.3.4 Accounting entries

Upon receipt of the above mentioned two amounts into the bank account of CMMS, the bank account in the ledger of CMMS was debited and a loan to Beachcove was credited.

Upon repayment of the loan, the share capital account and the share premium account in the books of JCI Limited were credited with R325 935.78 and R17 277 246.01 respectively. The cost of repayment of the loan, i.e. to create the paid up share capital in JCI Limited, was charged to CMMS and consequently, the loan account of CMMS in the books of JCI Limited was debited. Hence, in the books of CMMS, the loan account with JCI Limited was credited and the loan from Beachcove was debited with R17 603 231.79.

The remaining balance of R287 024.44, due to Beachcove, was debited in the loan account of Beachcove in CMMS's ledger and credited to the loan account of CAM Jersey.

6.3.5 Implications

Save for the uncertainty regarding the authority from the SARB in respect of the repayment of the loan to Beachcove, we found no incidences that caused loss to CMMS in this transaction.

6.4 The issuing of 89 000 000 JCI Limited shares to Slip Knot Investments 203 (Pty) Limited

6.4.1 The transaction

We were provided with a schedule of shares issued by JCI Limited for the acquisition of various assets. This schedule indicated that, on 21 July 2003, 89 000 000 listed ordinary shares in JCI Limited were issued to Slip Knot for the acquisition of three million DRD shares[33].

A JCI Limited resolution, dated 30 June 2003, appears to have been signed by Buitendag, RAR Kebble, Stratton and RB Kebble[34]. The resolution authorises the company to apply to the JSE for the listing of 131 500 000 ordinary listed shares in the issued share capital of JCI Limited for purposes, amongst others to issue:

[33] Refer Exhibit 1.4.1
[34] Refer Exhibit 1.4.2

"89 000 000 (eighty nine million) new ordinary shares in JCI at an issue price of 60 cents per share to Slip Knot Investments 203 (Pty) Limited, in terms of the attached Sale Agreement between Slip Knot Investments 203 (Pty) Limited and JCI;"

On 30 June 2003, Buitendag, on behalf of JCI Limited, and Beale, on behalf of CMMS, signed an application to the JSE for the listing of the 131.5 million JCI Limited ordinary shares[35]. On 17 July 2003, the JSE authorised the requested listing of JCI Limited ordinary shares[36]. On 23 July 2003, Beale instructed Computershare to issue 89 million JCI Limited ordinary listed shares to Slip Knot[37].

We found a document, purporting to be a contract of sale by and between Slip Knot, on the one part, and JCI Limited, on the other part, signed by apparently one Gasson, on behalf of Slip Knot, and Buitendag, on behalf of JCI Limited[38]. The document was dated 30 June 2003. It recorded a contract by and between JCI Limited and Slip Knot in terms whereof Slip Knot sold three million DRD shares to JCI Limited for some R53.4 million. The purchase price had to be settled by the issuing of 89 million JCI Limited ordinary listed shares to Slip Knot.

6.4.2 The constitution of Slip Knot

Publicly held information disclosed the following in respect of Slip Knot:

- The company was incorporated on 5 June 2003 with registration number 2003/012796/07;
- One Ralph Gasson was appointed a director of this company on 5 June 2003;
- One Christian Gouws was a previous director and, as we recorded at section 6.5 *infra*, the said Christian Gouws was a director of a professional shelve companies vendor;
- The registered address of the company was at 13 Dingle Street, Silverfields Park;
- The auditor of the company was AJ De Beer and Company; and
- We found no evidence of civil judgements, defaults, properties registered in the name of this company and any relevant media articles.

[35] Refer Exhibit 1.4.3
[36] Refer Exhibit 1.4.4
[37] Refer Exhibit 1.4.5
[38] Refer Exhibit 1.4.6

A company profile of Slip Knot, as at 16 November 2005, found at JCI Limited, recorded that R Gasson was the responsible person at Slip Knot and also the public officer. Malherbe Lourens was reflected as the auditor[39].

During an interview with Beale on 24 November 2005, she informed us that Slip Knot was a shelf company with R Gasson as the shareholder. This apparently was as a result of having requested Poole to issue the shares of Slip Knot to a friendly shareholder. R Gasson apparently was a friend of Poole, according to Beale, and Poole controlled Slip Knot. We found no evidence of a share certificate recording R Gasson as a shareholder of Slip Knot.

6.4.3 The DRD shares

We have found no evidence to indicate the existence of three million DRD shares that were referred to in the contract, referred to above. In the absence of any documentary evidence thereto, we had reference to the following anecdotal evidence regarding this transaction:

- During an interview with Buitendag, he indicated that these DRD shares did not exist;
- Beale informed us during an interview that she never saw the DRD shares and have not traded with any DRD shares owned by JCI Limited and/or group companies. She indicated that the auditor of JCI Limited indicated that the last DRD shares, held by the group, were sold during 2001; and
- The custodian of the DRD share register also indicated that they are unaware of DRD shares having being held by Slip Knot, although such confirmation may not be conclusive.

6.4.4 The constitution of Alibiprops

We performed a search for statutory information of Alibiprops 13 (Pty) Limited in publicly available information data bases. This search revealed the following information in respect of this company[40]:

- A company, named and styled Alibiprops 13 (Pty) Limited, was incorporated on 27 June 1996 with registration number 1996/008143/07 and having RB Kebble and RAR Kebble as its directors; and

[39] Refer Exhibit 1.4.7
[40] This information is recorded in a KPMG Corporate Intelligence report which is not annexed hereto

- This company changed its name to BNC Investments (Pty) Limited, being the legal entity representing the interests of RAR Kebble and RB Kebble in JCI Limited.

As can be seen below, RB Kebble signed a mandate with T-Sec with the information recorded as set out below.

A schedule of the particulars of Alibiprops 13 (Pty) Limited, completed at T-Sec for the opening of trading account number 669465, recorded the following information[41]:

- Alibiprops 13 (Pty) Limited had a company registration number 1992/023597/07. This company registration number does not exist and hence no company was presented as an account holder;
- It had a postal address of PO Box 6257, Cresta and a physical address of 28 Harrison Street, Johannesburg. However, on 23 August 2003, Beale requested Martin van Zyl at T-Sec to change the postal address of Alibiprops 13 (Pty) Limited to PO Box 11165, Johannesburg and to send the statements of the account for her attention;
- RB Kebble was the authorised person on this account; and
- It had a bank account named and styled Paradigm Shift cc with account number 020581548 at the Alberton branch of Standard Bank.

On 4 February 2003, RB Kebble and Steenkamp signed a document in terms whereof T-Sec received a consolidated limited discretionary trading mandate in respect of the above mentioned account at T-Sec[42].

On 3 August 2005, one Tertia Penkin of T-Sec advised Beale that T-Sec had no documentation for the Alibiprops account. Beale replied by indicating that she also did not have any statutory documents for Alibiprops 13 (Pty) Limited[43].

It is evident that Beale was of the view that there was a problem with the concept of Alibiprops 13 (Pty) Limited as, on 11 February 2005, she wrote the following to Poole[44]:

[41] Refer Exhibit 1.4.8
[42] Refer Exhibit 1.4.9
[43] Refer Exhibit 1.4.10
[44] Refer Exhibit 1.4.11

"Do you have the company doc's on Alibiprops, and if so, please fax me a copy of the CM29? (If Barry is still on I must Back-date and get him off immediately)"

It appears that no company profile of Alibiprops existed at JCI Limited. We only found a company profile for Bookmark Alibiprops Investments (Pty) Limited[45]. On 19 October 2005, Beale advised Tertia Penkin of T-Sec that she never had any statutory documents of Alibiprops (Pty) Limited in her possession and that the company did not exist[46].

In his statement to Tabacks on 8 December 2005, Poole was recorded as referring to Alibiprops as another vehicle and one of RB Kebble's personal structures used for share dealing[47].

It thus appears that no legal person, who could assume rights and obligations, existed in the name and style of Alibiprops 13 (Pty) Limited and that such represented company served no purpose other than to create a share trading account at T-Sec for purposes of trading shares and that the share trading account number 669465 at T-Sec had no substantive owner. It is further apparent that RB Kebble appears to have used the previous name of BNC Investments (Pty) Limited knowingly as BNC Investments (Pty) Limited had already changed its name at the time when the mandate with T-Sec was completed, without having wanted to commit BNC Investments (Pty) Limited as he used a previous name of the company without the correct company registration number.

6.4.5 Accounting entries processed

On 2 December 2003, Swanevelder authorised and processed a journal number 2183 in the books of JCI Limited, effective 21 July 2003, with the following entries[48]:

- Debit a loan to Slip Knot of some R53 399 900;
- Debit a short term investment in Slip Knot of some R100;
- Credit the share capital of JCI Limited with R890 000; and
- Credit the share premium account of JCI Limited with R52 510 000.

The narration of the journal reads as follows:

---

45 Refer Exhibit 1.4.12
46 Refer Exhibit 1.4.13
47 Refer Exhibit 1.4.14
48 Refer Exhibit 1.4.15

"Acq of Slip Knot Inv (3 000 000 DRD shares"

These entries were then recorded in the relevant ledger accounts of JCI Limited[49]. The above referred to entry appears to have replaced an erroneous entry in the recording of the transaction, which was made per journal number 1484 in the books of JCI Limited. This journal was dated 11 June 2004 and recorded the transaction at a value of R60 million[50]. A note on the journal, made by Swanevelder, instructed the reversal of this journal.

On 10 June 2004, journal 3030 was processed in the books of account of JCI Limited, effective 31 March 2004, i.e. on the financial year end of the JCI Limited group of companies. The following entries were processed[51]:

- Debit loan to CMMS of some R53 400 000;
- Credit short term investment in Slip Knot of some R100; and
- Credit loan to Slip Knot of some R53 399 900.

The narration of the journal reads as follows:

"TRF transaction as per agreement to CMMS-3 million shares in DRD"

We do not know what agreement was referred to here.

Similarly, in the books of CMMS, the following entries were processed:

- Debit shares in DRD with some R53 400 000; and
- Credit loan to JCI Limited with some R53 400 000.

The narration to this entry reads as follows:

"Acq of 3 million shares from Slip Knot (average price = R17.80)"

49 Refer Exhibit 1.4.16
50 Refer Exhibit 1.4.17
51 Refer Exhibit 1.4.18

The effect of the above mentioned entries does not make sense and do not agree with the agreement as the agreement mandated the purchase of 3 million DRD shares from Slip Knot, whilst the entries in the books of JCI Limited credited share capital with the issue of shares to Slip Knot and debited a loan to and investment in Slip Knot. This is a nonsensical transaction and probably reflective of the fact that the DRD shares did not exist. The journals, with which the investment in the DRD shares were attempted to be transferred to CMMS, are not in agreement with each other as the journal, processed in the books of JCI Limited, transferred a loan from Slip Knot to CMMS, whilst the journal, processed in the books of CMMS, transferred shares in DRD to CMMS. Be that as it may, these entries were processed in the ledgers of JCI Limited and CMMS[52]. The end result of these entries was that CMMS reflected a holding of three million DRD shares, paid for on loan account to JCI Limited, who in turn reflected Slip Knot as a shareholder.

On 18 October 2004, some four days before the directors of the JCI Limited group of companies approved the annual report of JCI Limited and its subsidiaries for the 2004 financial year end, journal number 2111 was processed in the books of CMMS, effective 31 March 2004. The supporting document to the journal was signed by Swanevelder on 18 October 2004, and effected the following entries[53]:

- Debit loan to Alibiprops with R64 860 000;
- Credit shares in DRD with R53 400 000; and
- Credit a provision regarding DRD with R11 460 000.

The narration of the journal reads as follows:

"Shares sold to Alibiprops as agreed between HCB/RB Kebble and Errol Steyn of CO & Co as verification could not be done"

It is thus evident that the ostensible DRD shares of CMMS were sold to Alibiprops on loan account, presumably as Alibiprops could not pay cash at the time. Simultaneously, the ostensible DRD shares were re-valued with reference to the then DRD share price as is evident from the following note, appended to the journal:

52 Refer Exhibit 1.4.19
53 Refer Exhibit 1.4.20

"Sold to Alibiprops @ m/v on 31/3/04 3 000 000 @ 21.62 = R64 860 000."

These entries were then processed in the ledger of CMMS, particularly in accounts 171719: Shares-DRD and 211505: Sundry Creditors-Alibi, effective 31 March 2004[54].

We found no contract for this transaction, but noted a document purporting to be a resolution of the directors of CMMS, taken on 7 October 2004 and signed by Buitendag, RAR Kebble, and Swanevelder. This document reads as follows:

"The Secretary reported that the Company sold 3 million DRD ordinary shares for a total consideration of R64,860,000 to Alibi props 13 (Pty) Limited on 30 March 2004, and it was therefore;

RESOLVED:

1. *THAT the Company ratifies the sale of 3 Million DRD ordinary shares for a total consideration of R64,860,000 to Alibi Props 13 (Pty) Limited with effect from 30 March 2004,*

2. *THAT MR HENDRIK CHRISTOFFEL BUITENDAG, in his capacity as a director of the Company, be and he is hereby authorised to sign all and any documentation which may be required in terms of Resolution 1 above, on behalf of the Company."*

Given the status of Alibiprops, no transaction could be performed with Alibiprops as it seems to have not existed at all.

It follows that, as the DRD shares did not exist, the sale thereof was also a fabrication. If the note of Swanevelder, made on the journal that documented the ostensible sale of the DRD shares, is a reflection of events, then it follows that Buitendag and the auditor could not establish the existence of the shares, yet agreed that a transaction be performed in respect of shares they did not know to exist and, which transaction would have had the effect of not only maintaining the notion that the DRD shares existed, but also re-valuing such shares upwards.

[54] Refer Exhibit 1.4.21

6.4.6 Disclosure of the transaction

The published annual report of JCI Limited for the 2004 financial year of JCI Limited and its subsidiaries were issued on 22 October 2004[55]. These financial statements were signed by Buitendag and RB Kebble.

It is evident from the journals and ledger entries, referred to above, that, as at 31 March 2005, CMMS, and upon consolidation, JCI Limited, recorded an asset of some R64 860 000 in their balance sheets.

The draft annual financial statements of JCI Limited were discussed at the JCI Limited audit committee meeting of 22 October 2004. The minute of this meeting was signed by RAR Kebble and the meeting was attended by RAR Kebble, Buitendag, Stratton, RB Kebble, Swanevelder and E Steyn from Charles Orbach and Company, the then auditor of JCI Limited. The drafts of the 2004 annual financial statements of JCI Limited were presented to the audit committee, discussed and approved. It appears from the minutes of the meeting that the 2004 financial statements of JCI Limited were prepared by E Steyn and Swanevelder. This is evident from the following text recorded in the minute[56]:

"After further discussion, the Committee thanked Messrs Steyn and Swanevelder for preparing the annual financial statements"

These financial statements appear to have been presented to the directors' meeting that followed immediately upon the meeting of the audit committee. It is not evident from the contents of a draft minute of this meeting that the financial statements were approved and the minutes of this meeting, found in the JCI Limited minute book, were not signed[57]. The results of CMMS would have been consolidated in the results of JCI Limited. We noted a resolution of the directors of CMMS, dated 3 June 2005, which reads as follows[58]:

"THAT the annual financial statements of the Company, as submitted, for the year ended 31 March 2004 be hereby approved on 30 September 2004, and that Messrs RB Kebble and HC Buitendag be hereby authorised to sign the financial statements on behalf of the Company."

55 Refer Exhibit 1.4.22
56 Refer Exhibit 1.4.23
57 Refer Exhibit 1.4.24
58 Refer Exhibit 1.4.25

The resolution appears to have been signed by Buitendag, RB Kebble, RAR Kebble and Stratton. Lamprecht refused to sign this resolution.

6.4.7 Disposition of the JCI Limited shares issued

Slip Knot had a trading account number 986232 at T-Sec. It appears that the 89 million shares, which were issued to Slip Knot, were originally credited in this account. On 28 September 2004, Martin van Zyl at T-Sec provided a breakdown of the trades in this account to Beale. Beale made a note on this e-mail, recording the following[59]:

"Brett Kebble requested that I am not to give HCB this breakdown on Slipknot".

The following transactions were recorded on the trading account of Slip Knot:

Date	Transaction	Number of JCI Limited shares	Balance
03 September 2003	Transferred to Computershare for Paradigm Shift cc	20 000 000	69 000 000
30 January 2004	Transferred to Computershare as pledge to Advanced Medical Technologies	40 000 000	29 000 000
20 February 2004	Transferred to Alibiprops trading account at T-Sec	3 000 000	26 000 000
23 February 2004	Transferred to SA Stockbrokers	3 000 000	23 000 000
26 February 2004	Transferred to SP Reid	3 000 000	20 000 000
08 March 2004	Transferred to Barnard Jacobs Mellet	5 000 000	15 000 000
18 May 2004	Received from Computershare as a release of shares pledged to Advanced Medical Technologies	20 000 000	35 000 000
19 August 2004	Transferred to SA Stockbrokers	5 000 000	30 000 000

[59] Refer Exhibit 1.4.26

Van Zyl provided us with a schedule recording the movement of JCI Limited shares in the Slip Knot account at T-Sec[60]. According to the reconciliation, Slip Knot received 89 000 000 JCI Limited shares on 20 August 2003. Van Zyl provided us with a copy of an e-mail, from one Issy van Schoor at Computershare, recording that the Slip Knot account at T-Sec received the 89 000 000 JCI Limited shares[61].

On 18 May 2004, a *"matching control"* document was completed at T-Sec for the transfer of 20 000 000 JCI Limited shares from Computershare to T-Sec[62]. This document was completed subsequent to an e-mail instruction that Computershare received from Beale on14 May 2004[63]. Beale requested Computershare to transfer 20 000 000 JCI Limited shares "*out of the Consolidated Mining Management Services Limited CSDP Account No. 1900010836*" to "*Tlotlisa Securities for account no.986232*". Beale referred to her e-mail, dated 29 January 2004, which dealt with "*the transfer of 40 million JCI shares*".

The e-mail, which Beale referred to in her mail on 14 May 2004, requested Van Zyl to "*transfer 40,00,000 JCD shares out of Account No.986232 to Computershare for account no.1900010836 (Consolidated Mining Management Services Limited)*"[64].

On 20 February 2004, Poole requested Van Zyl to transfer 3 000 000 JCI Limited shares "*from Slipknot Investments to Alibi Props*". He added that "*There is no change in beneficial ownership*"[65].

On 23 February 2004, a "*Matching Control Form*" was completed for the transfer of 3 000 000 JCI Limited shares from T-Sec to SA Stockbrokers[66]. The latter document was completed based on an instruction which Van Zyl received from Poole to transfer the 3 000 000 JCI Limited shares from the Slip Knot account to SA Stockbrokers account number 803502. Poole again recorded that "*There is no change in beneficial ownership*"[67].

60 Refer Exhibit 1.4.27
61 Refer Exhibit 1.4.28
62 Refer Exhibit 1.4.29
63 Refer Exhibit 1.4.30
64 Refer Exhibit 1.4.31
65 Refer Exhibit 1.4.32
66 Refer Exhibit 1.4.33
67 Refer Exhibit 1.4.34

On 24 February 2004, Poole requested Van Zyl in an e-mail to transfer 3 000 000 JCI Limited shares to Imara S.P. Reid, account number 719021. Poole again recorded that "*There will be no change in beneficial ownership*"[68]. The relevant "*Matching Control Form*" was completed at T-Sec for this transfer[69]. Imara S.P. Reid informed us that the account was held in the name of the Chardonnay Trust with Poole as the contact person. They further informed us that the shares were sold into the market.

On 4 March 2004, Van Zyl received an instruction from Poole to transfer 5 000 000 JCI Limited shares from Slip Knot to SA Stockbrokers account 803502[70]. The relevant "*Matching Control Form*" was completed at T-Sec for this transfer[71].

On 16 August 2004, Poole requested Van Zyl to transfer 5 000 000 JCI Limited shares out of the Slip Knot account to SA Stockbrokers[72].

The aggregate of 13 000 000 JCI Limited shares were transferred form the Slip Knot account to account number 803502 at SA Stockbrokers. We were informed by SA Stockbrokers that this account was the account for Robinson Deep with Poole as the contact person. SA Stockbrokers further informed us that the majority of the JCI Limited shares, transferred from the Slip Knot account to the Robinson Deep account, were sold into the market.

The share balance in the account, subsequent to this transfer, was 30 000 000 JCI Limited shares. Van Zyl received an instruction form Beale to *inter alia* transfer the balance of 30 000 000 JCI Limited shares from the Slip Knot account to the account of BNC at Computershare[73].

Beale prepared a reconciliation of the movement of JCI Limited shares in the BNC account at Computershare. This reconciliation and the subsequent movement of shares from the BNC account to the Robinson Deep account at SA Stockbrokers are discussed at section 6.5 *infra*.

68 Refer Exhibit 1.4.35
69 Refer Exhibit 1.4.36
70 Refer Exhibit 1.4.37
71 Refer Exhibit 1.4.38
72 Refer Exhibit 1.4.39
73 Refer Exhibit 1.4.40

It is apparent from the annotations and instructions, recorded in respect of the above transactions, that the shares, owned by Slip Knot as a result of the transaction dealt with herein, were controlled by RB Kebble and Poole.

The shares were also used for various purposes. One such purpose appears evident from the transfer of the 3 000 000 shares to the Alibiprops trading account at T-Sec, where it comprised part of a parcel of twelve million JCI Limited shares that were transferred to the Consolidated Investments trading account at T-Sec[74].

A schedule, recording the trades of JCI Limited shares in the BNC share account at Computershare, maintained by Beale, in turn recorded that, on 2 March 2005, 30 million JCI Limited shares were received from the account of Slip Knot, which in turn made up a balance from which 50 million JCI Limited shares were transferred to the Consolidated Investments trading account at T-Sec[75].

It thus follows that one of the effects of the obtaining of the shares by Slip Knot in the manner in which it did, was to make shares available for the purposes of CMMS's treasury operations at T-Sec, whilst raising a false asset in the books of CMMS.

6.5 The issuing of 42 500 000 JCI Limited shares to Paradise Creek Investments 83 (Pty) Limited

6.5.1 The transaction

We were provided with a schedule of shares issued by JCI Limited for the acquisition of various assets. This schedule indicated that, on 21 July 2003, 42 500 000 listed ordinary shares in JCI Limited were issued to Paradise Creek for the acquisition of Highland Night 157[76].

A JCI Limited resolution, dated 30 June 2003, appears to have been signed by Buitendag, RAR Kebble, Stratton and RB Kebble[77]. The resolution authorised the company to apply to the JSE for the listing of 131 500 000 ordinary listed shares in the issued share capital of JCI Limited for purposes, amongst others, to issue:

[74] Refer Exhibit 1.4.32
[75] Refer Exhibit 1.5.18
[76] Refer Exhibit 1.4.1
[77] Refer Exhibit 1.4.2

"42 500 000 (forty two million five hundred thousand) new ordinary shares in JCI at an issue price of 60 cents per share to Paradise Creek Investments 83 (Pty) Limited, in terms of the attached Sale Agreement between Paradise Creek Investments 83 (Pty) Limited and JCI;"

On 30 June 2003, Buitendag, on behalf of JCI Limited, and Beale, on behalf of CMMS, signed an application to the JSE for the listing of the 131.5 million JCI Limited ordinary shares[78]. On 17 July 2003, the JSE authorised the requested listing of JCI Limited ordinary shares[79]. On 23 July 2003, Beale instructed Computershare to issue 42.5 million JCI Limited ordinary listed shares to Paradise Creek[80].

A document, purporting to be an agreement of sale by and between JCI Limited and Paradise Creek appears to have been signed on 30 June 2003 by Buitendag, on behalf of JCI Limited, and by D Bawden, on behalf of Paradise Creek[81]. The agreement had as its effect the sale of the entire issued share capital in and claims against Highland Night 157 by Paradise Creek to JCI Limited. The purchase price was R25 500 000, to be settled by the issue of 42.5 million JCI Limited ordinary listed shares. Clause 7.2.1 of the agreement reads as follows under the caption "*Warranties and Indemnities*":

"The SELLER is the beneficial holder of 34% of the entire issued share capital of Startrack Communications *Africa (Pty) Limited ....;"*

6.5.2 Paradise Creek

Information, obtained from publicly held sources, recorded the following information in respect of Paradise Creek:

- The company was incorporated on 5 June 20003 with registration number 2003/012788/07;
- Barry Desmond Bawden was registered as a director of the company. We understand that this person is the brother of Beale;
- The registered address of the company was 24 Roodepoort Street, Warmbaths;
- The auditor of the company was Malherbe Lourens; and

78 Refer Exhibit 1.4.3
79 Refer Exhibit 1.4.4
80 Refer Exhibit 1.4.5
81 Refer Exhibit 1.5.1

- There were no recorded judgements, no default information; no properties registered in the name of the company and no relevant media articles.

A company profile, drawn as at 16 November 2005, at JCI Limited, recorded that Barry Desmond Bawden was appointed as the public officer of the company on 12 August 2003. This document indicated that Barry Desmond Bawden held the entire issued share capital of Paradise Creek, comprising 100 ordinary shares and that such shares were issued on 5 June 2003. The document further recorded that Barry Desmond Bawden was appointed a director of the company on 5 June 2003 and that he resigned as a director on 30 December 2004, at which date RB Kebble was appointed as a shareholder of the company[82].

We noted a document, purporting to be a resolution of the directors of Paradise Creek, taken on 20 June 2003 and apparently signed by "*D Rawden*", which authorised "*Desmond Rawden*" to enter into the agreement with JCI Limited, referred to supra[83]. We have seen no evidence of a Desmond Rawden being a director of Paradise Creek and we were advised by Beale on 20 January 2006 that the signature on this document is not that of her brother, Barry Bawden.

6.5.3 Highland Night 157

A certificate, issued by CIPRO on 1 December 2005, recorded that Highland Night 157 was incorporated on 6 June 2003 with registration number 2003/012888/07. The auditor of the company was Malherbe Lourens. The registered address of the company was 287 Lynnwood Road, Menlopark and the director of the company was one Christian Gouws[84]. This information agrees with the original statutory documents of this company, found at Margie van Straaten at JCI Limited. This information also agrees with that held in publicly available information bases. Such publicly held information recorded no civil judgements, no credit enquiry history, no bonds being registered by the company and no fixed property being owned by it. It is further evident that Christian Gouws is a director of the Shelf Company Warehouse (Pty) Limited, from whom the company was purchased[85].

82 Refer Exhibit I.5.2
83 Refer Exhibit I.5.3
84 Refer Exhibit I.5.4
85 Refer Exhibit I.5.5

Amongst the statutory documents, which were provided by Christian Gouws, was a share certificate, recording him as the holder of 100 ordinary shares in the issued share capital of Highland Night 157 and a number of blank share transfer forms, signed by Christian Gouws to transfer the 100 shares to the new owner. None of these transfer forms were completed to indicate the new owner of the shares[86]. It is thus not clear in what manner did Paradise Creek obtain the shares in Highland Night 157, sold to JCI Limited.

A company profile, as at 14 January 2004, of Highland Night 157, which was found in a file on the company, held by Margie van Straaten, did not record any secretary, auditor, or public officer for this company. D Bawden was recorded as a director of the company with Poole as the contact person. Paradise Creek was however recorded as the holder of 100 ordinary shares in Highland Night 157[87]. A further document, tabulating information of various apparent shelf companies, recorded the shareholder of Highland Night 157 as "*GWP*" and "*D Bawden*"[88]. During an interview with Van Straaten on 1 December 2005, she informed us that the company had no directors, auditor or public officer. According to her, Poole and Buitendag always gave instructions in respect of this company.

On the file for Highland Night 157, we found a share transfer form purporting to transfer 100 ordinary shares in Highland Night 157 to JCI Gold. This form was not signed[89]. There was also a draft share certificate of Highland Night 157, purporting to record JCI Gold as the holder of 100 ordinary shares in the issued share capital of Highland Night 157, also not signed[90].

We recorded *supra* that it was a warranty of the agreement of sale between JCI Limited and Paradise Creek that Highland Night 157 held 34% of the issued share capital of Startrack Communications Africa (Pty) Limited. On the file of Highland Night 157, a draft share certificate was found, recording that Highland Night 157 held 3 400 000 ordinary shares in Startrack Communications Africa (Pty) Limited, a company with registration number 2000/018328/07. This certificate was not signed, but it was indicated in manuscript that it had to be signed by "DB"[91]. On 25 April 2004, however, Beale sent an e-mail to Van Straaten in which she recorded the following under the caption "*Highland Night Investments 157 (Pty) Limited and Paradise Creek Investments 83 (Pty) Limited*"[92]:

---

86 Refer Exhibit 1.5.6
87 Refer Exhibit 1.5.7
88 Refer Exhibit 1.5.8
89 Refer Exhibit 1.5.9
90 Refer Exhibit 1.5.10
91 Refer Exhibit 1.5.11
92 Refer Exhibit 1.5.12

 1770

"Please give me all the statutory doc's for the aforementioned companies, of which I'll keep in my safe. Hennie Buitendag has requested that these companies remain as shelf companies"

It is evident from the above that Highland Night 157 had never been anything more than a shelf company and never held the shares in Startrack Communications Africa (Pty) Limited, which, in terms of the sale agreement for its sale to JCI Limited by Paradise Creek, appears to have been the major asset held by Highland Night 157. The company thus appears to have had no assets and no substratum. It is however apparent from our investigation of Skygistics, referred to *infra*, that Paradise Creek was used as a warehouse for the purchase price of Skygistics.

6.5.4 The accounting entries processed

The transaction was recorded in the books of JCI Limited by way of a journal, signed by Swanevelder on 8 July 2003. The journal instruction recorded that, effective 11 June 2003, the following entries were made in the ledger of JCI Limited[93]:

- Debit investment in Newco with R25 500 000;
- Credit share capital with R425 000; and
- Credit the share premium account with R25 075 000.

The narration of the journal reads as follows:

"Issue of 42 500 000 shares to NEWCO 3 for the acquisition of their 34% shares in Startrack (indirect)"

The transaction was explained further in manuscript as follows:

"Issue 42 500 000 shares to Newco 3 for the acquisition of Newco 4 for R25 500 000 (Note: Newco 4 owns 34% of Startrack Africa)"

A further journal, dated 21 July 2003, reflecting the same entries, carried the following narration[94]:

"Acq of 34% of Startrack"

---

[93] Refer Exhibit 1.5.13
[94] Refer Exhibit 1.4.15

On 22 April 2004, a journal was processed in the books of JCI Limited, recording the following entries, effective 21 July 2003[95]:

- Debit a loan to CMMS with R25 500 000; and
- Credit the investment in Highland Night 157 with R25 500 000.

The narration of the journal reads as follows:

"Reallocation of subs holding shares in Startrack to JCI Gold"

Also, on 22 April 2004, a journal was processed in the books of CMMS, effective 21 July 2003, which effected the following entries[96]:

- Debit a loan to JCI Gold for R25 500 000; and
- Credit a loan from JCI Limited for R25 500 000.

The narration of the journal reads as follows:

"Transfer of invest in Highland Nights from JCI Ltd (company that issued shares as remuneration) to JCI Gold where the group's holding in Startrack is"

From these journals it is evident that the effect of the sale agreement and the issuing of the shares by JCI Limited to Paradise Creek were the following as at 22 April 2004:

- JCI Limited increased its paid up share capital and share premium by R25 500 000; and
- JCI Gold showed an asset of R25 500 000, funded via loan account from JCI Limited, indirectly.

6.5.5 Disclosure of the transaction

The published annual report of JCI Limited for the 2004 financial year of JCI Limited and its subsidiaries were issued on 22 October 2004[97]. These financial statements were signed by Buitendag and RB Kebble.

[95] Refer Exhibit 1.5.14
[96] Refer Exhibit 1.5.15
[97] Refer Exhibit 1.4.22

Appendix C to the annual financial statements, setting out the investments of the group in associated companies, recorded that the JCI Limited group held 36% of the issued share capital of Startrack Communications Africa (Pty) Limited during the 2003 financial year, represented by 3 600 000 shares, and nothing at the 2004 financial year end. This change is explained by means of a note that reads as follows:

"Startrack Communications Africa (Pty) Limited became a subsidiary during the year."

The implication of this additional note to Appendix C is that, for Startrack Communications Africa (Pty) Limited to be recognised as a subsidiary instead of an associated company, the shareholding of the group had to be increased beyond 34%. It thus appears that the transaction with Paradise Creek may have been recognised in the annual report of JCI Limited as at 31 March 2004 as an acquisition of additional shares in Skygistics. We deal with this matter *infra*.

The draft annual financial statements of JCI Limited were discussed at the JCI Limited audit committee meeting of 22 October 2004. The minute of this meeting was signed by RAR Kebble and the meeting was attended by RAR Kebble, Buitendag, Stratton, RB Kebble, Swanevelder and E Steyn from Charles Orbach and Company, the then auditor of JCI Limited. The drafts of the 2004 annual financial statements of JCI Limited were presented to the audit committee, discussed and approved. It appears from the minutes of the meeting that the 2004 financial statements of JCI Limited were prepared by E Steyn and Swanevelder. This is evident from the following text recorded in the minute[98]:

"After further discussion, the Committee thanked Messrs Steyn and Swanevelder for preparing the annual financial statements"

These financial statements appear to have been presented to the directors' meeting that followed immediately upon the meeting of the audit committee. It is not evident from the contents of a draft minute of this meeting that the financial statements were approved and the minutes of this meeting, found in the JCI Limited directors' minute book, were not signed[99].

[98] Refer Exhibit 1.4.23
[99] Refer Exhibit 1.4.24

The results of CMMS would have been consolidated in the results of JCI Limited. We noted a resolution of the directors of CMMS, dated 3 June 2005, which reads as follows[100]:

"THAT the annual financial statements of the Company, as submitted, for the year ended 31 March 2004 be hereby approved on 30 September 2004, and that Messrs and HC Buitendag be hereby authorised to sign the financial statements on behalf of the Company."

The resolution appears to have been signed by Buitendag, RB Kebble, RAR Kebble and Stratton. Lamprecht refused to sign this resolution.

6.5.6 Disposition of the JCI Limited shares issued to Paradise Creek

Paradise Creek had a share trading account number 986240 at T-Sec. We received a schedule of trades in JCI Limited shares on this account from Martin van Zyl of T-Sec, reflecting the following trades:

Date	Transaction	Number of JCI Limited shares	Balance
20 August 2003	Received into the trading account	42 500 000	42 500 000
25 February 2003	Transfer to Onshelf Investments	12 800 000	29 700 000
29 April 2004	Transfer from Onshelf Investments	12 800 000	42 500 000
27 September 2004	Lent to CMMS	42 500 000	0
18 October 2004	Returned by CMMS	42 500 000	42 500 000
26 October 2004	Transfer to SA Stockbrokers	5 000 000	37 500 000
29 November 2004	Lent to CMMS	37 500 000	0
23 February 2004	Returned by CMMS	37 500 000	37 500 000
04 March 2005	Transferred to Computershare	37 500 000	0

We obtained a reconciliation of the Paradise Creek account number 986240 that was performed by T-Sec on the movement of JCI Limited shares[101]. The reconciliation reflected that 42 500 000 JCI Limited shares were received into the account on 20 August 2003.

[100] Refer Exhibit 1.4.25
[101] Refer Exhibit 1.5.16

Van Zyl provided us with a copy of an e-mail, which was send by one Issy van Schoor at Computershare on 18 August 2003[102]. Van Zyl was one of the recipients of the e-mail. The e-mail recorded that 42 500 000 JCI Limited shares would be transferred to the Paradise Creek account and 89 000 000 JCI Limited shares to the Slip Knot account at T-Sec.

Van Zyl's reconciliation reflected that some of the JCI Limited shares were transferred to and from the Onshelf Investments and Consolidated Investments accounts between 25 February 2004 and 18 October 2004. The balance of the JCI Limited shares in the Paradise Creek account, on 18 October 2004, was 42 500 000 shares when the shares were returned from the Consolidated Investments account.

On 26 October 2005, 5 000 000 JCI Limited shares were transferred from the Paradise Creek account to SA Stockbrokers. The transfer was made on an instruction which T-Sec received from Beale in an e-mail on 22 October 2004[103].

Beale indicated in the e-mail that "*At the request of Messrs G W Poole and R B Kebble, please transfer the following shares*". Beale then requested that 200 000 REC shares be transferred from account 946772 (Trans Benguela) to SA Stockbrokers and 5 000 000 JCI Limited shares be transferred from the Paradise Creek account number 986240 to SA Stockbrokers. The contact person at SA Stockbrokers was reflected as Brian Deal.

SA Stockbrokers confirmed to us that they received the 5 000 000 JCI Limited shares into the account of Robinson Deep, account number 803502. They further informed us that Poole was the contact person in respect of this account.

In his reconciliation of the Paradise Creek account, Van Zyl indicated that 37 500 000 JCI Limited shares were transferred out of the account on 4 March 2005[104]. He provided us with a copy of the relevant instruction which he received from Beale in an e-mail dated 2 March 2005[105]. Beale recorded in the e-mail that "*at the request of Mr R B Kebble*" certain share transfers be effected. One of the transfers she requested was that the 37 500 000 JCI Limited shares in the Paradise Creek account be transferred to the account of BNC.

[102] Refer Exhibit 1.4.28
[103] Refer Exhibit 1.5.17
[104] Refer Exhibit 1.5.16
[105] Refer Exhibit 1.4.40

A reconciliation, performed by Beale on the BNC account held at Computershare, recorded that the aggregate of 67 944 445 JCI Limited shares were transferred into the account on 2 March 2005[106]. This transfer include a transfer of 444 445 JCI Limited shares from the Consolidated Investments account, 30 000 000 JCI Limited shares from Slip Knot and the 37 500 000 JCI Limited shares from the Paradise Creek account[107].

Beale's reconciliation further recorded five different transfers of JCI Limited shares to SA Stockbrokers "*at the request of RB Kebble /GWP*".

The instruction in respect of the first transfer of 5 000 000 JCI Limited shares to SA Stockbrokers was given on 7 March 2005 in an e-mail from Beale to Lowery at Computershare. Beale recorded the SA Stockbrokers account number as 803502 in the e-mail[108].

On 13 April 2005, Beale forwarded another e-mail to Lowery. Beale recorded "*At the request of Mr R B Kebble, please transfer 2,000,000 JCI Limited ordinary shares to S.A. Stockbrokers (Pty) Ltd, Attention Mr Brian Deal on Tel: 011 214-7250 for account no.803502. There is no change in beneficial ownership*"[109].

On 15 April 2004, Beale received an e-mail from Poole requesting her to "*transfer an additional 2m on Monday*"[110]. The e-mail, sent on 15 April 2004, included Beale's e-mail dated 13 April 2005. Beale requested Lowery in another e-mail on 15 April 2004 to "*At the request of Mr R B Kebble, please transfer 2,000,000 JCI Limited ordinary shares to S.A. Stockbrokers (Pty) Ltd, Attention Mr Brian Deal on Tel: 011 214-7250 for account no.803502. There is no change in beneficial ownership*"[111].

On 24 April 2005, Beale sent another e-mail to Lowery, referring to her e-mail, dated 15 April 2004. Beale also requested Lowery "*on behalf of Mr R B Kebble, to please transfer a further 2,000,000 JCI Limited ordinary shares from the BNC Investments CSDP Account No.214030914 to S.A. Stockbrokers (Pty) Ltd, Attention Mr Brian Deal on Tel: 011 214-7250 for account no.803502*". Beale further recorded "*There is no change in beneficial ownership*"[112].

[106] Refer Exhibit 1.5.18
[107] Refer Exhibit 1.4.40
[108] Refer Exhibit 1.5.19
[109] Refer Exhibit 1.5.20
[110] Refer Exhibit 1.5.21
[111] Refer Exhibit 1.5.22
[112] Refer Exhibit 1.5.23

Another instruction for the transfer of JCI Limited shares was given to Lowery on 26 May 2005. Beale requested in her e-mail to Lowery the transfer of 4 000 000 JCI Limited shares at the request of RB Kebble to the SA Stockbrokers account number 803502. Again Beale recorded that "*There is no change in beneficial ownership*"[113].

The aggregate of 15 000 000 JCI Limited shares were transferred from the BNC account at Computershare to the Robinson Deep account at SA Stockbrokers.

SA Stockbrokers informed us that the majority of the JCI Limited shares, which were transferred into the Robinson Deep account, were sold into the market.

The shares were clearly used for purposes of the treasury function of CMMS, given the various transactions of lending of the shares to the Consolidated Investments trading account at T-Sec. A schedule, recording the trades of JCI Limited shares in the BNC share account at Computershare, maintained by Beale, in turn recorded that, on 2 March 2005, 37.5 million JCI Limited shares were received from the account of Paradise Creek, which in turn made up a balance from which 50 million JCI Limited shares were transferred to the Consolidated Investments trading account at T-Sec[114]. This appears to refer to the transfer of 37.5 million shares in the schedule above.

It thus follows that, one of the effects of the obtaining of the shares by Paradise Creek in the manner in which it did, was to make shares available for the purposes of CMMS's treasury operations at T-Sec. At it appears *infra*, these shares were supposed to have been warehoused in anticipation of being used as payment for the acquisition of Skygistics, not to be sold for CMMS's funding purposes.

6.6 The issuing of 105 000 000 JCI Limited shares to the Barnex shareholders

6.6.1 The transaction

On 14 October 2003, 105 million ordinary listed shares were issued in the issued share capital of JCI Limited to the previous shareholders of Barnex. These shares were issued in terms of a scheme of arrangement in terms of section 311 of the Companies Act, proposed by JCI Limited between Barnex and its shareholders.

[113] Refer Exhibit 1.5.24
[114] Refer Exhibit 1.5.18

The purpose of the scheme of arrangement was to procure that JCI Limited held the entire issued share capital of Barnex, comprising some 105 million listed ordinary shares in the issued share capital of Barnex. For every Barnex share held by a shareholder, such shareholder was to receive one ordinary listed share in JCI Limited and one debenture, issued by JCI Limited on the same terms and conditions as the then existing JCI Limited debentures.

6.6.2 The basis of the scheme of Arrangement

The basis of the scheme of arrangement was recorded in the scheme document[115].

The major reason for the scheme of arrangement, as recorded in the scheme document, was to combine the old order mineral rights of Barnex with those of JCI Limited in order to create an enlarged, less fragmented, mineral rights portfolio. JCI Limited would then have been better placed to participate in future anticipated empowerment transactions and the old Barnex shareholders would be participating in a venture exploiting a broader mineral rights base.

The scheme document further disclosed that JCI Limited held some 35.6% of the issued ordinary share capital of WAL, who in turn owned some 88.5% of the issued ordinary share capital of Barnex.

Besides the mineral rights, held by Barnex, the other major asset, held by Barnex, was a loan due by JCI Gold, of some R115.9 million. The loan was due for repayment at 30 September 2003 and accrued interest at a rate of prime plus 1.5% per annum.

The effect of successful implementation of the scheme of arrangement would thus have been to acquire the mineral rights of Barnex and to have the rights and obligations of the loan, due by JCI Gold to Barnex, in the same group. At that stage, JCI Limited held the entire issued share capital of JCI Gold and, upon successful completion of the scheme of arrangement, would have held the entire issued share capital of Barnex.

The annual report of JCI Limited, under group results, as at 31 March 2004, disclosed the loan due from Barnex, in the 2003 financial year at R115.89 million, and in the 2004 financial year as nil. The narrative thereto reads as follows[116]:

[115] Refer Exhibit 1.6.1
[116] Refer Exhibit 1.4.22

"Included in short term loans are the following amounts owed to associated companies:

Barnato Exploration Limited

- Loan bearing interest at prime plus 1%"

The net asset value of Barnex was recorded as 106 cents per share, based on the annual financial statements of Barnex as at 31 December 2002. The net asset value of JCI Limited was recorded as 47 cents per share, based upon the audited results of JCI Limited as at 31 March 2003. Given the contracted value of the debentures to be issued by JCI Limited, of some 125 cents, it appears that a premium would be paid for the Barnex shares.

6.6.3 Accounting entries recording the transaction

The transaction was recorded in the ledger of JCI Limited by means of journal 3005 on 25 November 2003, effective 13 November 2003[117]. The journal created the following entries:

- Debit investment in Barnex with R199 500 000;
- Credit share capital with R1 050 000;
- Credit share premium with R67 200 000; and
- Credit the A debentures with R131 250 000.

Journal 3036 was processed in the ledger of JCI Limited on 6 July 2004, effective 31 March 2004[118]. The journal debited extraordinary items and credited provisions against the Barnex investment with R70 439 907. This was to record a write down of the investment in Barnex to net asset value.

Journal 3038 was processed in the ledger of JCI Limited on 17 August 2004, effective 31 March 2004[119]. The journal recorded that an account, named Mining Rights, had to be debited with R70 439 907 and that extraordinary items be credited with such amount. The first mentioned reference is erroneous as it refers to the account number 130140, being the same account credited by journal 3036. The narration to this journal reads as follows:

"Reversal of w/off of coc, as the coc related to mineral rights held by Barnex"

---

117 Refer Exhibit 1.6.2
118 Refer Exhibit 1.6.3
119 Refer Exhibit 1.6.4

6.6.4 Implications

It appears that JCI Limited partly paid for and partly refinanced the loan due by JCI Gold to Barnex and acquired the mineral rights held by Barnex. The premium, referred to supra, does not account for the value of the mineral rights as such were not included in the balance sheet of Barnex, recorded in the scheme document, and we do not know the value of such mineral rights.

6.7 The issuing of 69 838 668 JCI Limited shares in terms of what was styled the Rand Leases Limited property scheme

6.7.1 The transaction

On 1 February and 1 April 2004 respectively, JCI Limited issued an aggregated number of some 69 838 819 ordinary listed shares in the share capital of JCI Limited to the holders of 46 559 112 linked units in Rand Leases Properties. These shares were issued in terms of a scheme of arrangement proposed by JCI Limited between Rand Leases Properties and the holders of linked units in Rand Leases Properties.

6.7.2 The scheme of arrangement

The basis of the transaction was recorded in a scheme document[120].

The basis for the scheme of arrangement was recorded in the following manner by the scheme document:

"1. REASONS FOR THE SCHEME

1.1 With effect from 1 November 2002, disposed of its entire investment property portfolio to Redefine, for a consideration of R356,4 million, payable as to R6 million in cash and the balance net of mortgage bonds in Redefine linked units issued at a price of 247 cents per unit. All suspensive conditions have been fulfilled and the transfers of the properties are in the process of being registered. To date, 22 properties have been transferred and the company has received a proportion of the cash and Redefine linked units. The balance of the properties will be transferred as soon as Rates Clearance Certificates are obtained and Redefine issues irrevocable letters of allocation for the remaining units to be issued....

[120] Refer Exhibit 1.7.1

1.2 As a consequence of the disposal in 1 above, Rand Leases was repositioned as a property development company which impacted negatively on its results for the year ended 31 March 2003, with a loss of R2,5 million being incurred. Going forward, the disposal will result in an irregular income stream and distributions to linked unitholders.

1.3 The implementation of the scheme:

1.3.1 will eliminate potential for conflicts of interest between JCI and rand Leases in the development of properties, which are inter alia, no longer required for mining purposes following the disposal by Rand Leases of its entire investment property portfolio and its repositioning as a property development company;

1.3.2 recognises that the company's listing is under threat of suspension as the net assets and income attributable to the company's holding of linked units in Redefine presently exceeds the proportions permissible in terms of the Listings Requirements of the JSE;

1.3.3 will save the cost of maintaining Rand Leases as a separately listed company, the benefits of which are restricted by the company's small market capitalisation and public free float of linked units and the attendant illiquidity of such linked units;

1.3.4 will enhance the tradeability of the investment of linked unitholders due to the greater tradeability of the JCI shares they will receive over the illiquid units; and

1.3.5 will afford linked unitholders the opportunity to realise their linked units at a premium to the prevailing market price.

1.1.4. Consequently, JCI will propose the scheme. If the scheme is sanctioned, JCI will own all the Rand Leases linked units, thereby constituting Rand Leases a wholly-owned subsidiary of JCI, the listing of Rand Leases on the JSE will be terminated and the scheme participants will receive the scheme consideration."

For each 100 linked units held in Rand Leases Properties, JCI Limited would issue 150 JCI Limited ordinary listed shares.

6.7.3 Accounting entries

Journal 3018 was processed in the ledger of JCI Limited on 21 April 2004, effective 13 February 2004[121]. The journal created the following entries in JCI Limited:

- Debit loan to CMMS with R50 233 840.96;
- Credit share capital with R698 386.68; and
- Credit share premium with R49 535 454.28.

The narration to the journal reads as follows:

"Acquisition of RLP by JCI Group into Scheme of Arrangement 69 838 668 shares issued @75c/share"

The journal also recorded a further issue of some 151 shares in the share capital of JCI Limited for the same purpose.

Hence it appears that the investment in Rand Leases Properties was transferred to CMMS upon acquisition.

As such, journal 1909 was processed in the ledger of CMMS on 21 April 2004, effective 13 February 2004[122]. This journal created the following entries:

- Debit investment in Rand Leases Properties with R50 283 840.96; and
- Credit JCI Limited with R50 283 840.96.

We found no evidence indicating that this transaction was irregular.

[121] Refer Exhibit 1.7.2
[122] Refer Exhibit 1.7.3

6.8 The issuing of 98 million JCI Limited shares in settlement of the purchase price for 275 860 shares in Boschendal

6.8.1 The transaction

On 11 May 2005, Moregate, represented by who appears to be Baker, and Clifton Dunes 67, represented by Bray, entered into an agreement, which had the following salient terms[123]:

- That Moregate sold to Clifton Dunes 67 some 275 860 shares in the issued share capital of Boschendal; and

- That the purchase price would comprise some 98 million shares in the issued share capital of JCI Limited, to be freshly issued to Moregate and listed on the JSE.

We noted that JCI Limited was not a signatory to the above mentioned agreement, but nevertheless took a resolution on 9 May 2005 to issue the 98 million JCI Limited shares to Moregate[124]. On 11 May 2005, Buitendag signed an application to the JSE for the listing of 98 million freshly issued JCI Limited ordinary shares on the JSE, in terms of the above mentioned agreement[125]. This application was granted on 18 May 2005[126].

On 17 May 2005, Shand and Baker signed an application form to open an electronic share trading account at T-Sec[127]. On 19 May 2005, Beale advised Computershare to transfer the issued shares to the trading account number 954487 of Moregate at T-Sec[128].

We noted that the following companies were part of the transaction structure relevant to the above transaction (Their roles in the transaction are examined *infra*):

- Clifton Dunes 67, who purchased the shares in Boschendal from Moregate;

- Moregate, who sold the shares in Boschendal to Clifton Dunes 67;

- Citation, who held the shares in Boschendal as a nominee of Moregate;

- Cardinal Trustees, who was the shareholder of Moregate;

[123] Refer Exhibit 1.8.1
[124] Refer Exhibit 1.8.2
[125] Refer Exhibit 1.8.3
[126] Refer Exhibit 1.8.4
[127] Refer Exhibit 1.8.5
[128] Refer Exhibit 1.8.6

- JCI Limited, who funded Clifton Dunes 67 to purchase the shares in Boschendal; and
- JCI (IoM), who initially beneficially owned the shares in Boschendal, later sold to Clifton Dunes.

6.8.2 The constitution of Clifton Dunes 67

Clifton Dunes 67 was incorporated on 20 May 2004 in terms of South African company laws with registration number 2004/013628/07. Barnes and Bray were appointed directors of this company on 20 May 2004 and resigned as directors on 17 January 2006. They were replaced with Morton, Lamprecht and Gray on 17 January 2006. The contact person of this company was recorded as Griffith[129].

The relevance of this company is evident from an e-mail by Griffith to Van Straaten on 24 May 2004, which reads as follows[130]:

"We are in the process of moving the Boschendal holding onshore. I need a shelfco which we can use for this purpose. Please supply details of such an entity to me urgently."

On 10 June 2004, Van Straaten confirmed in an e-mail to Griffith that Clifton Dunes 67 had been reserved for the purpose requested by Griffith in the above quoted e-mail. On 20 September 2004, Griffith advised Van Straaten, Beale, Buitendag and Bailey as follows per e-mail[131]:

"The directors and equal shareholders of the company are Vaughn Grantland Bray and Mark Angus Barnes, holding under declaration of trust for JCI Ltd. I have the original Declaration of Trust."

On 30 June 2004, Bray signed a declaration of trust, recording that he held shares in Clifton Dunes 67 on behalf of JCI Limited, who was the owner of such shares[132]. Similarly, on 28 July 2004, Barnes signed a declaration of trust, recording that he held shares in Clifton Dunes 67 on behalf of JCI Limited, the owner of such shares[133].

[129] Refer Exhibit 1.8.7
[130] Refer Exhibit 1.8.8
[131] Refer Exhibit 1.8.8
[132] Refer Exhibit 1.8.9
[133] Refer Exhibit 1.8.10

1784

This position seems to have changed on 13 February 2006 as, since that date, JCI Investment Finance (Pty) Limited owned the shares in Clifton Dunes 67, presumably because such shares have been committed to the security provided to Investec for the loan granted to JCI Limited during August 2005[134].

6.8.3 The constitution of Citation

On 21 October 2004, Deneys Reitz attorneys advised the South African Reserve Bank of the following in respect of Citation, a société anonyme[135]:

- That Citation was incorporated in Luxembourg with registration number B17438;
- That the directors of Citation were Baker, Shand and Coorrine Nene;
- That Cardinal Trustees Limited was the shareholder of Citation (Baker and Shand were employed by Cardinal Trustees); and
- That Citation held 275 860 shares in the issued share capital of Boschendal on behalf of Moregate.

It appears that the shareholding in Citation, held by Cardinal Trustees Limited, may have been so held in nominal capacity, as, on 11 May 2005, Baker and Shand signed the following share certificates, issued by Citation:

- Certificate 7B, recording that Moregate was the holder of 29 class B preference shares in the issued share capital of Citation[136]; and
- Certificate 25, recording that Moregate was the holder of 348 ordinary shares in the issued share capital of Citation[137].

6.8.4 The constitution of Moregate

Moregate was incorporated on 23 December 1999 in the British Virgin Islands in terms of the International Business Companies Act with registration number 358252[138].

---

[134] Refer Exhibit 1.8.7
[135] Refer Exhibit 1.8.11
[136] Refer Exhibit 1.8.12
[137] Refer Exhibit 1.8.13
[138] Refer Exhibit 1.8.14

1785

Whilst being couched in wide terms, the business of this company appears to have mainly being the conducting of investment activities[139]. Baker and Shand were directors of this company. Upon incorporation, share certificate number one was issued to bearer, recording that the holder of the share certificate held 1 000 ordinary shares in the share capital of Moregate. On 9 September 2003, these shares were transferred to Cardinal Trustees Limited. Hence, share certificate number two was issued, recording that Cardinal trustees was the holder of the aforementioned 1 000 shares in the issued share capital of Moregate in nominative capacity[140].

The Boschendal Restructure Agreement, signed on 26 October 2005 by various parties, including Moregate, recorded, in an annexure thereto, that Moregate was invested in 54.8% of the issued share capital of Citation, giving it an effective holding of 20% of the issued share capital of Boschendal[141].

6.8.5 The constitution of JCI (IoM)

JCI (IoM) was incorporated in the Isle of Man. PEC Dexter, Buitendag, FA Pattison and DL Joubert were the directors of this company[142]. JCI (IoM) was a wholly owned subsidiary of JCI Limited, according to the annual report of JCI Limited for the 2004 financial year, approved by the directors of JCI Limited[143].

6.8.6 The relationship between Clifton Dunes 67 and JCI Limited

The relationship between Clifton Dunes 67 and JCI Limited, based on the evidence that Barnes and Bray held the shares in Clifton Dunes 67 on behalf of JCI, comprises a direct beneficial interest by JCI Limited in Clifton Dunes 67.

6.8.7 The relationship between Moregate and JCI (IoM)

The relationship between Moregate and JCI (IoM) is evident from the following evidence:

- On 17 July 2003, Buitendag signed an indemnity in respect of the actions of Baker and Shand in respect of Moregate, recording inter alia the following:

[139] Refer Exhibit 1.8.15
[140] Refer Exhibits 1.8.16 and 1.8.24
[141] Refer Exhibit 1.8.17
[142] Refer Exhibit 1.8.18
[143] Refer Exhibit 1.4.22 and paragraph 8.8.1 *infra* for a discussion of the approval process of this annual report.

"THIS INDEMNITY is given this 17 July two thousand and three by the person named in the First Schedule (hereinafter called "the Owner") in favour of SIMON W BAKER and DAWN E SHAND of 15-17, Avenue Gaston Diderich, L-1420 Luxembourg (hereinafter called "the Directors") who have accepted the appointment as Directors of a company known as Moregate Investments Limited (hereinafter called "the Company")"[144].

JCI IoM was listed at the first schedule to the document. It thus follows that Buitendag acknowledged that JCI (IoM) was the owner of Moregate;

- On 24 July 2003, Beale advised Van Straaten as follows[145]:

  "Hennie has requested that "JCI (IOM) LTD" has a nominee to hold the shares in Moregate Investments i.e. we do not want to hold them directly, so please speak to Citadel Administration S.A. and ask them if they could register them in a nominee and then send me a copy of the Declaration of Trust"

  It appears that this communication by Beale resulted in the above mentioned change to the shareholder of Moregate;

- On 17 August 2003, Griffiths addressed a memorandum to RB Kebble and one Cheriff Rifaat in which he explained the transaction to the addressees of the memorandum. In the memorandum he mentioned that "*The purchaser is our fellow subsidiary in Citation, Cornwall Holdings SA*", obviously referring to Moregate in ownership terms[146];

- On 9 September 2003, Shand, on behalf of Cardinal Trustees Limited, signed a declaration of trust, recording that Cardinal Trustees Limited held the 1 000 shares in the issued share capital of Moregate, represented in the above mentioned certificate number two, on behalf of JCI (IoM)[147].

- On 30 July 2003, Cherif Rifaat addressed a memorandum to RB Kebble, Griffiths, Lamprecht and Leanda Visagie, in which was recorded an organogram indicating that JCI (IoM) had an interest in Moregate[148]; and

[144] Refer Exhibit 1.8.19
[145] Refer Exhibit 1.8.20
[146] Refer Exhibit 1.8.21
[147] Refer Exhibit 1.8.22
[148] Refer Exhibit 1.8.23

1787

- We found a document, purporting to be an organogram of the transaction structure, recording the relationship of trust between Cardinal Trustees Limited and JCI (IoM) in respect of Moregate[149].

6.8.8 The relationship between JCI (IoM) and JCI Limited

We recorded supra that JCI (IoM) was wholly owned by JCI Limited.

6.8.9 The disposition of the JCI Limited shares issued to Moregate

We furthermore established that the 98 000 000 ordinary JCI Limited shares were transferred out of the Consolidated Investment account 648410 at T-Sec to the following accounts[150]:

- Aculsha Nominees's trading account number 957431 at T-Sec, receiving 32 598 578 ordinary listed JCI shares. The responsible persons on this account are Law How Hung and John Wallace McIlraith;
- Continental Goldfields's trading account number 657379 at T-Sec, receiving 52 758 822 ordinary listed JCI shares. This account was opened by Poole; and
- There are 12 642 600 ordinary listed JCI shares still remaining in the Morgate account at T-Sec. The responsible persons on this account are Shand and Baker.

We were informed by Beale that Stratton gave the instruction to her for the shares to be transferred to Aculsha Nominees and that she believes that Aculsha Nominees is an account held by Stratton. Van Zyl informed us that the Aculsha Nominees account is a non-resident account of an entity in Port Louis, Mauritius and that the 32 598 578 ordinary JCI shares are still in the account. We deal with Aculsha Nominees in detail elsewhere in this report, but noted a document, found amongst the documents at JCI Limited's office in Cape Town, indicating that Aculsha Nominees held one share in the share capital of Diamond Logistics[151]. We noted a further such document, recording that the Emerald Trust, the Mapalasi Trust and the Egoli Trust were shareholders of Diamond Logistics[152]. Continental Goldfields is a public listed company in Australia with JCI Limited being a major shareholder[153].

[149] Refer Exhibit 1.8.25
[150] As per consultation with Beale on 21 February 2006 and confirmed with T-Sec as per Exhibit 1.8.26
[151] Refer Exhibit 1.8.27
[152] Refer Exhibit 1.8.28
[153] Refer Exhibit 1.8.29

According to Beale, she recently confirmed the remaining balance of 12 642 600 ordinary JCI Limited shares in the Morgate account at T-Sec, due to an enquiry by Paul Main, who wanted to know how many shares remained in the account, as he stated that a number of shares were still owed to him in terms of a transaction with JCI Limited, of which the exact detail was unknown to Beale[154]. It is possible that this enquiry by Paul Main related to the Ikamva transaction[155].

6.8.10 Other contemplated transactions

We noted an unsigned agreement in terms whereof the shares in Clifton Dunes 67 were sold by Barnes and Bray to Orlyfunt during 2005[156]. We caution however that this is an unsigned agreement and that we did not find a copy of the signed agreement or any indication that the transaction was in fact concluded.

At the time of writing this report we were unable to find any correspondence pertaining to *"the Morgate claim"*, which necessitated, as per the agreement, that the 98 000 000 ordinary shares issued by JCI Limited to Citation, for the twenty percent shareholding of Moregate in Boschendal, to be ceded to Clifton Dunes. We were informed that the origin of the transaction relates to JCI Limited guaranteeing a R140 million finance transaction pertaining to the purchase of Boschendal. In return for this, we were informed, that JCI Limited obtained the twenty percent shareholding which was vested in Moregate[157].

We perused documentation pertaining to the sale of Boschendal. It is evident from the Debenture Agreement and Amended Debenture Agreement between JCI Limited, Kovacs 608, Tackled Investments, Itsuseng, Newline and Ikamva that JCI Limited would provide financing to Kovacs to the amount of R60 000 000.00. This loan should not be confused with the transaction whereby JCI Limited purchased twenty percent of the shareholding in Boschendal from Citation. In terms of the loan from JCI Limited to Kovacs 608, JCI Limited would receive:

[154] As per consultation with Beale on 21 February 2006
[155] Refer to paragraph 10.13 in respect of our findings regarding the Ikamva transaction
[156] Refer Exhibit 1.8.30
[157] As per consultation with Gray and Lamprecht on 22 February 2006

1789

- Debentures in Kovacs; and
- Shares held by Newline, Tackled, Ikamva and Itsuseng in Kovacs 608 were to be pledged to JCI Limited

as security for the loan of R60 000 000.00.

However, we did not find any of the Kovacs shares which were pledged to JCI Limited, but found an unsigned agreement during 2005 whereby it is stated that Orlyfunt would pay a portion, namely R51,9885 million, of the overall purchase price of R148 101 202.00 for Kovacs debentures which appear to have been sold to Orlyfunt. We were however informed that this agreement never materialised and that the Kovacs 608 debentures are kept with Investec as security for financing provided to JCI Limited[158].

6.8.11 Conclusion

The effect of the aforesaid transaction is however that JCI Limited owned the twenty percent shareholding in Boschendal *via* their shareholding in Moregate. By purchasing the twenty percent shareholding for an amount of R60 000 000.00, JCI Limited effectively purchased the shares already owned by JCI Limited.

The purchase consideration, appears to a large extent, to have been transferred to accounts which may ultimately have been under the control of Stratton.

[158] As per consultation with Gray and Lamprecht on 22 February 2006

7 The holding and disposition of shares of JCI Gold

7.1 WAR shares

We investigated and reconciled the holding and disposition of WAR shares of JCI Gold to confirm the number of WAR shares held by JCI Gold as at 31 March 2005, 30 September 2005 and the current position at 22 November 2005, the latter date being the date when the reconciliation was completed.

We furthermore investigated the historical sales and transfers of the WAR shares of JCI Gold.

7.1.1 Current position

We obtained information and documentation from Computershare and T-Sec to confirm the number of WAR shares held by JCI Gold for the period 31 March 2004 to 22 November 2005. The sale, purchase and transfer of WAR shares between the accounts held at T-Sec and Computershare were recorded and summarised on spreadsheets, attached to this report[159].

The reconciliation which we performed in conjunction with T-Sec is summarised in a separate schedule reflecting the number of WAR shares held by JCI Gold at 31 March 2005, 30 September 2005 and 22 November 2005, respectively, the latter date being when the reconciliation was completed. The summary further included WAR shares of JCI Gold that were held by other institutions and/or individuals[160].

Our reconciliation of the holding of WAR shares on 31 March 2005 was compared to the reconciliation of the WAR shares, owned by the JCI Group, which was provided to us by Schalkwijk[161]. The information, recorded on the reconciliation which we received from by Schalkwijk, was compared to our information to indicate differences and agreements. The latter reconciliation is discussed in a separate paragraph below.

[159] Refer Annexures C and D
[160] Refer Annexure D
[161] Refer Exhibit 2.1.1

7.1.1.1 T-Sec

KPMG and T-Sec reconciliation

Our reconciliation and investigation included the following accounts relevant to WAR shares, held by JCI Gold at T-Sec:

- Account number 648410 – Consolidated Investments (including pledges to Socgen, Finsettle and Investec);
- Account number 649558 – JCI Gold;
- Account number 689422 – CMMS;
- Account number 633701 – REC Scrip Lending account (including pledges to Socgen);
- Account number 657122 – WAL Share Incentive scheme account;
- Account number 668087 – WAL account; and
- Account number 655050 – REC account.

The sale, purchase and transfer of WAR shares between the accounts, listed above, were reconciled and recorded on a spreadsheet. The WAR shares, pledged to Socgen, Finsettle and Investec, are also recorded on the spreadsheet in the columns in grey shade next to the relevant account where it was pledged from[162].

The holding of WAR shares in the relevant accounts at T-Sec on 31 March 2005, 30 September 2005 and 22 November 2005 respectively, are tabled below[163]:

T-Sec account	Description	31 March 2005	30 September 2005	22 November 2005
648410 – Consolidated Investments	Aggregate of shares	18 864 220	18 386 936	3 116 742
	Pledged to Socgen	15 935 517	16 503 260	0
	Pledged to Finsettle	2 920 000	1 138 000	2 700 000

[162] Refer Annexure C
[163] Refer Annexures C and D

T-Sec account	Description	31 March 2005	30 September 2005	22 November 2005
	Balance for trade	8 703	745 676	416 742
	Pledged to Finsettle *via* Lyons	1 790 000	1 790 000	0
	Pledged to Investec	0	0	17 806 861
649558 – JCI Gold	Aggregate of shares	212	0	373 886
689422 – CMMS	Aggregate of shares	0	100 500	100 500
633701 – REC Script	Aggregate of shares	2 000 000	1 600 000	3 324 830
	Pledged to Socgen	2 000 000	1 600 000	3 324 830
657122 – WAL Share Incentive Trust	Aggregate of shares	641	641	641
688087 – WAL account	Aggregate of shares	0	0	0
655050 – REC	Aggregate of shares	1 905 013	0	0
Total		**24 560 086**	**21 878 077**	**24 723 460**

JCI Limited group investment in WAR reconciliation as at 3 March 2005

The reconciliation of the JCI Group investment in WAL, as at 31 March 2005, obtained from Schalkwijk, reflected under the heading "*Consolidated Investments*" that 18 864 220 WAR shares were kept in account 648410 at T-Sec[164]. This corresponds to our reconciliation.

The reconciliation however further indicated that 151 038 shares were held at Consolidated Investments for DAB Securities and 175 652 for Jubilee Prospectors, respectively[165]. We were informed by Beale that the latter formed part of the JCI Limited group. We were not able to obtain any independent confirmation of the shares held for the latter entities mentioned and therefore did not reflect them separately in our reconciliation.

[164] Refer Exhibits 2.1.1 and 2.1.2
[165] Refer Exhibit 2.1.1

Schalkwijk provided us with a copy of a letter on a T-Sec letterhead, dated 6 May 2005, that was addressed to Charles Orbach & Company[166]. The letter indicated that T-Sec held 151 038 WAR shares on behalf of DAB Securities and 175 652 WAR shares on behalf of Jubilee Prospectors respectively, in the Consolidated Investments account 648410.

Van Zyl confirmed that he signed the letter. He however indicated that the information, recorded in the letter in respect of the entities on whose behalf T-Sec held the shares, were provided to him by JCI Gold.

The reconciliation of the JCI Limited group investment in WAL further indicated that, as part of Consolidated Investments, 500 000 WAR shares, held in account number 648410, were held on behalf of the WAL Share Incentive Trust Fund[167].

Schalkwijk provided us with a copy of a scrip lending agreement between the WAL Share Incentive Trust and JCI Limited in terms whereof JCI Limited borrowed 500 000 WAR shares from the WAL Share Incentive Trust[168]. The termination date of this agreement was recorded as 31 March 2005.

Our reconciliation of the movement of the WAR shares reflects the transfer of the 500 000 WAR shares from the WAL Share Incentive Trust to the Consolidated Investments account 648410 on 30 November 2004. According to our reconciliation, the shares have not been returned to the WAL Share Incentive Trust from the Consolidated Investments account. We however established that WAR shares were returned to the WAL Share Incentive Trust from JCI Gold's CSDP account held at Computershare. This matter is discussed elsewhere in this report[169].

Our reconciliation indicated that the WAL Share Incentive Trust held 641 WAR shares in account 657122 at T-Sec on 31 March 2005, 30 September 2005 and 22 November 2005 respectively[170].

166 Refer Exhibit 2.1.2
167 Refer Exhibit 2.1.1
168 Refer Exhibit 2.1.4
169 Refer paragraph 7.1.2.5 *infra*
170 Refer Annexures C and D

The JCI Limited group investment reconciliation further reflected that 3 960 000 WAR shares were held in the Consolidated Investment account 648410, of which REC was the beneficial owner[171]. We were unable to obtain any confirmation to this effect during our investigation. The WAR shares of REC, which were held by JCI Gold, are discussed elsewhere in this report[172].

The JCI Limited group investment in WAR reconciliation also reflected the 3 434 625 WAR shares of Inkwenkwezi, held in the Consolidated Investment account 648410[173]. This matter is also discussed elsewhere in this report[174].

The Peregrine futures of 700 000 WAR shares, reflected in the JCI Limited group investment reconciliation under the heading of Consolidated Investments, are also discussed elsewhere in this report[175].

In our reconciliation of the WAR shares, held at T-Sec, we recorded the 1 790 000 WAR shares were pledged to Finsettle through the Lyons Lease Fund[176]. These shares are shown separately in the JCI Limited group reconciliation under the heading Lyons Corporate Lease Fund[177].

The JCI Limited group reconciliation recorded the 212 WAR shares in the JCI Gold account number 649558 under the heading JCI Gold on 31 March 2005[178]. These shares were included in our reconciliation of the shares kept by T-Sec[179].

In our reconciliation we also included the 2 000 000 WAR shares of REC, held in account 633701. The JCI Limited group reconciliation reflected the 2 000 000 WAR shares under the heading Randgold Scrip lending account[180].

---

[171] Refer Exhibit 2.1.1
[172] Refer paragraph 7.1.1.3 *infra*
[173] Refer Exhibit 2.1.1
[174] Refer paragraph 7.1.1.3 *infra*
[175] Refer paragraph 7.1.1.6 *infra*
[176] Refer Annexures C and D
[177] Refer Exhibits 2.1.1 and 2.1.6
[178] Refer Exhibits 2.1.1 and 2.1.5
[179] Refer Annexures C and D
[180] Refer Exhibits 2.1.1 and 2.1.7

7.1.1.2 *Computershare*

KPMG and Computershare reconciliation

We obtained information and documentation from Computershare in respect of the JCI Gold CSDP account number 1900010909, held at Computershare. The information, obtained from Computershare, was also collated in the reconciliation schedule reflecting the share movement to and from T-Sec[181].

The holding of WAR shares in the CSDP account at Computershare on 31 March 2005, 30 September 2005 and 22 November 2005 are tabled below[182]:

Description	31 March 2005	30 September 2005	22 November 2005
Aggregate of shares	11 914 888	12 010 045	12 010 045
Pledged to IDC	8 463 501	6 510 045	0
Pledged to SASFIN	3 050 000	5 500 000	8 405 536
Pledged to FNB	350 000	0	0
Pledged to Investec	0	0	3 604 509
Balance available for trade	**51 387**	**0**	**0**

JCI Limited group investment in WAR reconciliation

The JCI Limited group reconciliation, obtained from Schalkwijk, recorded that the following shares were held in the CSDP account 1900010909 on 31 March 2005[183]:

Description	31 March 2005
Pledged to SASFIN for JCI Debentures	3 050 000
Pledged to SASFIN, not yet lodged – in transit from T-Sec	2 450 000
FNB – pledge for Tiger Falls loan	350 000
IDC	8 463 501
Shares not pledged	51 387
Total	**14 364 888**

[181] Refer Annexure C
[182] Refer Annexures C and D
[183] Refer Exhibits 2.1.1 and 2.1.8

We agreed in our reconciliation with the number of shares reflected in the JCI Limited group reconciliation, except for the fact that we did not include the 2 450 000 WAR shares which were pledged to SASFIN with the shares held at Computershare on 31 March 2005 as the transfer of the shares from T-Sec to Computershare was only performed in early April 2005.

7.1.1.3 *WAR shares of Inkwenkwezi, REC and the WAL Share Incentive Trust*

The share aggregate, as recorded in our reconciliation summary, includes WAR shares of which the beneficial ownership vests in JCI Gold, REC, Inkwenkwezi and the WAL Share Incentive Trust. We were able to establish through our reconciliation that Inkwenkwezi, REC and the WAL Share Incentive Trust were the beneficial owners of the WAR shares as set out below.

Inkwenkwezi

Inkwenkwezi was the beneficial owner of 3 434 625 WAR shares, which they obtained from Anglo. These shares were transferred into the Consolidated Investment account number 648410 at T-Sec and are included in our calculation of WAR shares held in the account in our reconciliation[184]. The transfers were made as follows:

- 1 144 875 WAR shares on 6 December 2004;
- 922 402 and 222 473 WAR shares respectively on 31 December 2004; and
- 1 144 874 WAR shares on 15 February 2005.

The JCI Limited group investment in WAR reconciliation on 31 March 2005 included the 3 434 625 WAR shares as discussed earlier in this report.

REC

According to our reconciliation and information obtained, REC was the beneficial owner of 3 905 013 WAR shares. On 31 March 2005, the shares were held in the following accounts at T-Sec[185]:

- REC Scrip account number 633701 – 2 000 000 shares; and

[184] Refer Annexures C and D
[185] Refer Annexures C and D

1797

- REC Scrip account number 655050 – 1 905 013 shares.

The 1 905 013 WAR shares in the REC account number 655050 were transferred to the Consolidated Investments number account 648410 in several batches between April 2005 and September 2005. 400 000 shares were also transferred from the REC Scrip account number 633701 to the Consolidated Investments account number 648410. The effect of this was that the WAR shares of REC were held in the following accounts on 30 September 2005[186]:

- REC Scrip account 633701 – 1 600 000 shares; and
- Consolidated Investments account 648410 – 2 305 013 shares.

During November 2005, 1 724 830 WAR shares of REC were transferred from the Consolidated Investment account 648410 back to the REC Scrip account 633701. The effect of the transfer was that WAR shares of REC were held in the following accounts on 22 November 2005[187]:

- REC Scrip account 633701 – 3 324 830 shares; and
- Consolidated Investments account 648410 – 580 183 shares.

Lamprecht indicated to Beale and to us that REC should have had 9.8 million WAR shares. We were only able to reconcile the WAR shares to 3 324 830. Beale was unable to provide us with a breakdown substantiating that REC had 9.8 million WAR shares, indicated by Lamprecht.

The JCI Limited group investment in WAR reconciliation, that we obtained from Schalkwijk, reflected that REC was the beneficial owner of 9 816 613 WAR shares. The breakdown of the 9 816 613 WAR shares is recorded as follows[188]:

- Shares in the T-Sec REC account 655050:

	Amount R
WAR shares acquired from Anglo	5 268 800
Shares in Computershare account 1801140524[189]	(3 951 600)

[186] Refer Annexures D and D
[187] Refer Annexures C and D
[188] Refer Exhibit 2.1.1
[189] Refer Exhibits 2.1.1 and 2.1.9

[illegible]	Amount R
Shares for the account of First Westgold	82 500
Shares for the account of Randgold	505 313
WAL shares in T-Sec account 655050[190]	1 905 013

The figure of 5 268 800 WAR shares, acquired from Anglo, as described in the table above, agrees to the agreement entered into between Tawny, Anglo, Chestnut and REC whereby 5 268 800 WAR shares were purchased by REC. The aforesaid transaction is described in more detail at paragraph 10.22 *infra.*

The balancing figure in the JCI Group reconciliation agrees to our reconciliation figure for account 655050[191].

- Other shares

[illegible]	Amount R
Shares in T-Sec account 648410	3 960 000
Shares in Computershare account 1801140524[192]	3 951 600
Subtotal	**7 911 600**

The aggregate of the 1 905 013 and 7 911 600 shares is 9 816 613.

WAL Share Incentive Trust

Our reconciliation recorded that the WAL Share Incentive Trust was the beneficial owner of 641 shares on 31 March 2005, 30 September 2005 and 22 November 2005 respectively[193].

In arriving at the aforesaid balance we took cognisance of the transfer of 700 001 WAR shares from the Consolidated Investment account number 648410 to the WAL Share Incentive Trust account number 657122 on 22 November 2004[194], and the transfer of 500 000 shares from the WAL Share Incentive Trust to the Consolidated Investment account on 30 November 2004[195].

190 Refer Exhibits 2.1.1 and 2.1.10, Annexures C and D
191 Refer Exhibit 2.1.1 and Annexures C and D
192 Refer Exhibit 2.1.9
193 Refer Annexures C and D
194 Refer Annexure C
195 Refer Annexure C

During our reconciliation and investigation we noted that WAR shares were transferred from the JCI Gold CSDP account at Computershare to the WAL Share Incentive Trust. These transfers are discussed elsewhere in this report[196].

7.1.1.4 *Kebble related securities*

RAR Kebble

The share register, correspondence and a scrip lending agreement at JCI Limited indicated that RAR Kebble held 500 000 WAR shares.

Beale stated in an e-mail, dated 11 March 2004 to Jozeph Knoesen at ABSA, that RAR Kebble "*is the beneficial owner of the 1,250,000 RNG shares and also the 500,000 WAR shares*"[197].

We obtained a copy of a scrip lending agreement between JCI Gold and Antrim Properties, relating to 500 000 WAR shares[198]. The agreement stipulated that JCI Gold lent the 500 000 WAR shares to Antrim Properties. The termination date of the agreement was recorded as 31 December 2005.

We contacted RAR Kebble in respect of the 500 000 WAR shares. He telephonically confirmed to us that he has the 500 000 WAR shares as security for a loan. RAR Kebble further indicated that the agreement between JCI Gold and Antrim Properties might be related to the 500 000 WAR shares he was holding[199]. Upon his request, a copy of the agreement was faxed to him. We however have not yet received a reply from RAR Kebble in respect of the agreement and the termination date of 31 December 2005, or for that matter when he intends returning the shares.

RAR Kebble forwarded a "*Declaration of Trust*" to JCI of which a copy was made available to us[200]. The "*Declaration of Trust*", dated 15 December 2005, recorded that RAR Kebble declared that "*The 500,000 (FIVE HUNDRED THOUSAND) WESTERN AREAS LIMITED ("WAL") ORDINARY SHARES, REGISTERED IN MY NAME, are held by me as nominee for and on behalf of JCI GOLD LIMITED ("PRINCIPAL")*".

[196] Refer paragraph 7.1.2.5 *infra*
[197] Refer Exhibit 2.1.11
[198] Refer Exhibit 2.1.12
[199] As per telephonic conversation with RAR Kebble on 13 December 2005
[200] Refer Exhibit 2.1.13

The "*Declaration of Trust*" further recorded "*That I will transfer, pay and deal with such share/s and with all dividends and rights (including voting rights), from time to time, accruing by virtue or in* [illegible] *of such share/s, in such a manner as the said "PRINCIPAL" may direct, from* [illegible] *to time*".

RAR Kebble informed us that he would provide JCI Limited and ourselves with a complete set of documentation setting out the transactions in respect of the 500 000 WAR shares. We however have not yet received the documentation from him at the time of preparing this report.

The JCI Limited group investment in WAR reconciliation reflected the 500 000 WAR shares, held by RAR Kebble, under the name of Alibiprops[201].

Baobab Aviation

The WAL share register recorded that Baobab Aviation had 900 000 WAR shares. The reconciliation, obtained form Schalkwijk, also indicated that Baobab Aviation held the WAR shares on behalf of JCI Limited[202].

We found a statement, in the files kept by Beale, confirming that Investec held the 900 000 WAR shares as security for a loan from Investec for an aircraft acquired by Baobab Aviation[203]. The statement reflected an account number 1226612 and was dated 26 August 2005.

Investec confirmed to us that they held the 900 000 WAR shares as security for the Baobab Aviation loan[204]. We were further informed that the relevant aircraft was in the process of being sold and that the shares would be returned to JCI Gold once the sale was concluded.

We were unable to obtain any agreement between JCI Gold and Baobab Aviation, regulating the provision of the 900 000 WAR shares as security for the aircraft loan.

The JCI Limited investment in WAR reconciliation reflected the 900 000 WAR shares held by Investec as security for Baobab Aviation under the heading Baobab[205].

[201] Refer Exhibit 2.1.1
[202] Refer Exhibit 2.1.1
[203] Refer Exhibit 2.1.14
[204] As per discussion with Slater on 21 November 2005

7.1.1.5 *Voting shares*

Beale confirmed that the 100 WAR shares, held by Poole, Beale, RB Kebble and VG Bray, were assets of JCI Gold. She informed us that the WAR shares were transferred by JCI Gold to the individuals as voting shares. The JCI Limited group investment in WAR shares also reflects the 400 voting shares.

7.1.1.6 *Other holdings*

BoE Stockbrokers – Catwalk Investments 394

On 24 February 2000, a scrip lending agreement was entered into between CMMS and Catwalk Investments 394[206]. In terms of the scrip lending agreement, CMMS lent the following shares to Catwalk Investments 394:

- 315 000 ordinary shares in DRD;
- 1 132 287 WAR shares; and
- 150 000 ordinary shares in JCI Gold.

The termination date of the scrip lending agreement was recorded as 31 December 2000. The agreement was signed on 24 February 2000 by Buitendag, on behalf of CMMS, and Irish, on behalf of Catwalk Investments 394[207]. According to a CMMS directors' resolution, Buitendag, in his capacity as director of CMMS, was authorised to sign the scrip lending agreement[208].

An addendum to the scrip lending agreement was signed on 26 March 2001 by Buitendag and Irish. The addendum recorded that the termination date of 31 December 2000, in the scrip lending agreement, be deleted and replaced by 28 September 2001[209].

A further addendum to the agreement was signed on 11 July 2001, recording that the loan of 150 000 JCI Gold ordinary shares referred to in the scrip lending agreement of 24 February 2000 was increased to 535 000 on 6 December 2000[210]. The addendum further recorded that the existing terms and conditions of the scrip lending agreement would continue in full force and effect.

---

205 Refer Exhibit 2.1.1
206 Refer Exhibit 2.1.15
207 Refer Exhibit 2.1.15
208 Refer Exhibit 2.1.16
209 Refer Exhibit 2.1.17
210 Refer Exhibit 2.1.18

No further addendums to the scrip lending agreement were found.

From the documents on Beale's computer, we obtained a document, drafted by Irish and declaring that with effect from 31 March 2004 "*The 1,136,487 (ONE MILLION ONE HUNDRED AND THIRTY SIX THOUSAND FOUR HUNDRED AND EIGHTY SEVEN) WESTERN AREAS LIMITED shares registered in the name of CATWALK, are held by CATWALK as nominee for and on behalf of JCI GOLD LIMITED, Reg.No.1998/005215/06 ("PRINCIPAL")*"[211]. This document was dated 21 September 2004.

A later e-mail, dated 24 October 2005 from Irish to Beale, obtained from Beale's files, reflected that Irish confirmed that Afrifocus "*are holding 62 000 Western Areas and BOE 1 049 487*" shares[212].

The same document reflects an e-mail that was sent by Beale to Irish on 23 October 2005. In the latter e-mail, Beale recorded that Afrifocus used to hold 87 000 WAR shares and that "*it appears there are only 62,000 left*".

From the above correspondence, it would appear that the 1 136 487 WAR shares, lent to Catwalk Investments 394, were kept at:

- BOE – 1 049 487 WAR shares; and
- Afrifocus – 87 000 WAR shares.

T-Sec confirmed that they received the 1 049 487 WAR shares kept at BoE Stockbrokers for Catwalk Investments 394 on 22 November 2005. These shares form part of our reconciliation of the WAR shares kept at T-Sec[213].

The JCI Limited group investment in WAR reconciliation reflects that the 1 049 487 WAR shares were held in account 1359686 for Catwalk Investments 394 at BoE Stockbrokers[214]. Schalkwijk also handed us a copy of a statement from BoE Stockbrokers for Catwalk Investments 394's account number 1359686[215]. The statement reflected the 1 049 487 WAR shares held in the account.

[211] Refer Exhibit 2.1.19
[212] Refer Exhibit 2.1.20
[213] Refer Annexures C and D
[214] Refer Exhibit 2.1.1
[215] Refer Exhibit 2.1.21

Afrifocus – Catwalk Investments

As indicated in the paragraph above, 87 000 of the WAR shares, which Catwalk Investments 394 obtained in terms of the scrip lending agreement with CMMS, were held at Afrifocus.

Beale provided us with an e-mail which she received from Irish on 1 December 2005[216]. The e-mail included an e-mail that was forwarded to Irish by Mike Carlsson from Afrifocus. Carlsson's e-mail to Irish reflected the WAR shares that were sold by Afrifocus. We understood from Beale that the WAR shares were sold to settle a JCI Limited related loan at Afrifocus.

The WAR shares, which were sold by Afrifocus, as recorded in the e-mail referred to above to settle the loan, are tabled below:

Date	Shares	Share price R	Proceeds R
Opening balance	87 000	-	-
6 April 2005	(8 000)	27.00	214 668.12
7 April 2005	(3 000)	26.00	77 456.82
11 April 2005	(6 000)	26.55	156 292.76
Closing balance	70 000		

Irish made share transaction statements of Afrifocus available to us for the months ended 1 July 2005, 29 July 2005 and 26 August 2005[217].

The share transaction statements for the months ending 1 July 2005 and 29 July 2005 respectively, reflect the number of WAR shares held for Catwalk Investments 394 as 70 000 shares[218]. The statement for the month ending 26 August 2005 reflected that another 8 000 WAR shares were sold on 12 August 2005[219]. We were informed by Beale that the proceeds of the sale were also utilised for the settlement of the JCI Limited related loan.

[216] Refer Exhibit 2.1.22
[217] Refer Exhibits 2.1.23, 2.1.24 and 2.1.25
[218] Refer Exhibits 2.1.23 and 2.1.24
[219] Refer Annexures C and D

The balance of 62 000 WAR shares were returned to JCI Gold and transferred into the Consolidated Investment account 648410 on 7 November 2005. This transfer was taken into account in our reconciliation of the WAR shares of JCI Gold[220].

The JCI Limited group investment in WAR reconciliation reflected that 82 800 WAR shares were held for Catwalk Investments 394 at Afrifocus in account 160689[221]. We also obtained a copy of a statement of account 160689 for the month ended 1 April 2005 from Afrifocus[222]. The statement recorded that 87 000 WAR shares were held in the account for Catwalk Investments 394.

Titan Share Dealers – Castle Ultra

A sale of shares agreement was entered into between RB Kebble as the purchaser and Titan SD as the seller[223]. The agreement was signed on 1 July 2002 in Cape Town.

In terms of the agreement, RB Kebble acquired 400 500 ordinary WAR shares for R14 418 000.00 and 30 841 900 ordinary JCI Limited shares from Titan SD for R37 603 532.00, resulting in an aggregate purchase price of R52 021 532.00.

The aggregate purchase price of R52 021 532.00 had to be repaid by RB Kebble as follows:

- R26 010 766.00 on 31 July 2002;
- R13 005 383.00 on 30 August 2002; and
- R13 005 383 on 30 September 2003 (The contract reflects 2003 but we are of the view that it is a typing error as the closing date is recorded as 30 September 2002).

The agreement further stipulated that the "*ownership in and to the sale shares shall pass to the purchaser on delivery in terms of clause 6 above*". Clause 6 recorded that Titan SD would meet at 10h00 on 30 September 2002, the closing date in terms of the agreement, and that the documents of title would be delivered if the purchase price of R52 021 532.00 had been paid to Titan SD in full.

220 Refer Annexures C and D
221 Refer Exhibit 2.1.1
222 Refer Exhibit 2.1.26
223 Refer Exhibit 2.1.27

RB Kebble also signed a suretyship in terms whereof he bound himself in favour of Titan SD for the proper and timeous performance by CU of all its obligations in terms if the agreement of sale of shares entered into between CU and Titan SD[224].

An addendum to the share trade agreement between RB Kebble and Titan, which was dated 1 July 2002, was signed on 1 March 2003[225]. The addendum recorded that "*the purchaser has paid twenty million rand (R20 000 000.00) of the purchase price that was due and payable in terms of clause 5 of the Sale of Shares Agreement to the seller*" and that RB Kebble failed to pay the balance of the purchase price of R32 021 532.00 to Titan.

It was agreed in the addendum that RB Kebble would pay an extension fee to Titan and that the outstanding amount, owed to Titan, was R35 712 761.00, which was calculated as follows:

Description	**Amount R**
Outstanding portion of purchase price	32 021 532.00
Interest calculated up to 30 April 2003	3 191 229.00
Extension fee	500 000.00
Outstanding amount	**35 712 761.00**

The addendum stipulated that RB Kebble would pay the outstanding amount to Titan as follows:

Date	**Amount R**
5 March 2003	7 500 000.00
19 March 2003	7 500 000.00
2 April 2003	7 500 000.00
16 April 2003	7 500 000.00
30 April 2003	5 712 761.00
Total	**35 712 761.00**

224 Refer Exhibit 2.1.28
225 Refer Exhibit 2.1.29

A second addendum to the sale of share agreement was drafted and signed between Castle Ultra 295 and Titan on 5 September 2003[226]. The latter addendum recorded that the amount of R21 994 502.00 was still owed to Titan on 31 July 2003. In the addendum it was agreed that Titan "*may sell a number of the CAM shares that will generate a purchase price equal to fifteen million nine hundred and ninety four thousand five hundred and two rand (R15 994 502.00) and that the seller may retain the proceeds ("Sale Proceeds") of the sale thereof*".

The second addendum further recorded that RB Kebble owed Castle Ultra 295 and Titan SD an amount calculated by deducting the sale proceeds of the JCI Limited shares from the outstanding amount plus interest thereon, calculated up to the date of receipt of the sale proceeds.

Titan informed us that they have the 400 500 WAR shares of JCI Gold. They informed us that they are holding the shares as security for the outstanding amount for the shares that were bought from them. Titan provided us with a summary of the transaction for the period 31 July 2002 to 31 December 2005[227]. The information recorded on the summary is tabled below:

Description	Amount R
Initial loan amount	52 521 532.00
Interest	6 806 385.77
Sales – Mackay	(7 655 652.34)
Sales – Titan Group	(7 371 969.44)
Sales – Loncape	(172 097.06)
Sales – T Crowe	(424 850.63)
Repayments by Castle Ultra 295	(35 018 411.00)
Total outstanding amount on 31 December 2005	**8 684 937.30**

[226] Refer Exhibit 2.1.30
[227] Refer Exhibit 2.1.31

•

We obtained a copy of the financial statements of Castle Ultra 295 for the year ended 31 March 2004[228]. The financial statements were maintained in the files at JCI Limited.

The balance sheet of Castle Ultra 295, as at 31 March 2004 recorded that the company had non-current assets in the form of investments worth R13 016 250. The investments were recorded in the notes to the financial statements as the 400 500 WAR shares.

The JCI Limited group investment in WAR reconciliation, which we obtained from Schalkwijk, reflected the 400 500 WAR shares held at Titan SD as security[229]. Schalkwijk also provided us with a copy of a letter from Titan SD dated 4 May 2005[230]. The letter was addressed to Charles Orbach & Company and recorded that 400 500 WAR shares would be delivered to Castle Ultra 295 once their loan with Titan SD has been settled. The outstanding balance of the loan, on 31 March 2005, was reflected in the letter as R7 849 489.14.

ABSA Stockbrokers

ABA Stockbrokers confirmed that they were holding 130 000 WAR shares as security in account 0816017 for JCI Gold[231]. ABSA confirmed that the shares are held as security for a loan. They were not willing to share any further information on the loan.

We obtained a scrip lending agreement between JCI Gold and CAM with regard to 130 000 WAR shares[232]. This agreement was signed on 14 February 2002 and recorded that CAM borrowed the 130 000 WAR shares from JCI Gold.

The JCI Limited group investment in WAR reconciliation, which we obtained from Schalkwijk, reflected the 130 000 WAR shares held at ABSA Stockbrokers in account 816017[233]. Furthermore Schalkwijk provided us with a copy of an ABSA statement of the JCI Gold account 816017 for the month ending 1 April 2005[234]. The statement reflected the 130 000 WAR shares held at ABSA Stockbrokers on behalf of JCI Gold.

228 Refer Exhibit 2.1.32
229 Refer Exhibit 2.1.1
230 Refer Exhibit 2.1.33
231 Refer Exhibit 2.1.34
232 Refer Exhibit 2.1.35
233 Refer Exhibit 2.1.1
234 Refer Exhibit 2.1.36

Peregrine Equities

CMMS resolved by means of a directors' resolution, dated 24 January 2005, that CMMS agreed to enter into a "*Contract For Difference Agreement*" with Peregrine Equities[235]. It was also resolved that "*the monetization of the (Seven hundred thousand) 700,000 Western Areas Ltd ("WAR") shares at Peregrine under an ISDA Agreement will solely be used to invest in the Isivuno Hedge Fund LLP, a fund which will be held in Safe custody at Peregrine Equities*".

Chapman confirmed that they received the 700 000 WAR shares from JCI Gold. Of the initial 700 000 WAR shares, 175 000 was returned to the Consolidated Investment account 648410 at T-Sec on 14 June 2005[236]. JCI Gold therefore had 700 000 WAR shares with Peregrine Equities on 31 March 2005 and 525 000 WAR shares on 30 September 2005 and 22 November 2005, respectively[237].

We were unable to obtain copies of the agreements mentioned in the CMMS resolution.

Chapman further indicated that JCI Gold did not own the balance of he 525 000 WAR shares, but has exposure to the shares. He informed us that the WAR shares were sold and that Peregrine currently holds about R12 million in cash for JCI Gold.

The JCI Limited group investment in WAR reconciliation, which we obtained from Schalkwijk, reflected the 700 000 WAR shares held at Peregrine as futures.

Letseng Diamonds

Beale handed us a copy of a letter, dated 24 May 2005, signed by Main of Letseng Diamonds, confirming that Letseng Diamonds "*continue to hold One Million Western Areas Limited shares as security for settlement of payment due on the shares in Letseng Holdings South Africa (Pty) Limited*"[238]. The letter was addressed to Charles Orbach & Company.

Lamprecht informed us that he met with Main in London during the end of November 2005 and that Main informed him that the 1 000 000 WAR shares were sold. Main indicated to Lamprecht that Letseng still owed the 1 000 000 WAR shares to JCI Gold.

---

235 Refer Exhibit 2.1.37
236 Refer Annexures C and D
237 Refer Annexures C and D
238 Refer Exhibit 2.1.38

The JCI Limited group investment in WAR reconciliation, which we obtained from Schalkwijk, reflected the 1 000 000 WAR shares held by Letseng Diamonds as security for shares in Letseng Holdings South Africa (Pty) Limited[239].

7.1.1.7 *Fictitious scrip lending agreements*

The JCI Limited group investment in WAR reconciliation, which we obtained from Schalkwijk, reflected under the heading *"Scrip lending agreements"* two different agreements with Itsuseng and Lembede.

Itsuseng

We obtained a scrip lending agreement from Schalkwijk that was ostensibly entered into between JCI Gold and Itsuseng. The agreement was signed on 15 October 2004. According to the agreement, Itsuseng borrowed 2 500 000 WAR shares from JCI Gold with a termination date of 30 September 2007.

The agreement appears to be signed by RB Kebble, on behalf of JCI Gold and Ncwana, on behalf of Itsuseng. Cognisance should however be taken of our qualification at paragraph 10.10 *infra* regarding the signature of RB Kebble on this particular document.

We also obtained a copy of a letter from Itsuseng, which was addressed to Charles Orbach & Co. The letter was dated 6 June 2005 and recorded that Itsuseng "*confirm that we have borrowed 2,500,000 Western Areas ltd. Shares as at 31 March 2005 from the above mentioned company*".

We noted that the date, layout, font and wording of this letter are exactly the same as those of a letter ostensibly written by Lembede to Charles Orbach & Company. The only difference is the number of shares recorded.

During our consultation with Lamprecht in respect of the WAR shares that JCI Gold owned, he informed us that the scrip lending agreement between JCI Gold and Itsuseng was fictitious and that Itsuseng informed him that they never borrowed or received the 2 500 000 WAR shares from JCI Gold[240]. This was also confirmed to us by Andile Nkhulu during an interview with him.

---

[239] Refer Exhibit 2.1.1
[240] As per discussion with Lamprecht on 24 November 2005

Further reasons as to why the Itsuseng scrip lending agreement cannot be viewed as a true and genuine agreement are recorded at paragraph 10.10 *infra*. We were furthermore informed by Beale of the reasons why the said scrip lending agreement was fabricated[241].

Lembede

We obtained a copy of a scrip lending agreement from Schalkwijk that was ostensibly entered into by and between JCI Gold and Lembede on 21 October 2004. The agreement recorded that Lembede borrowed 2 700 000 WAR shares from JCI Gold with a termination date of 31 October 2007.

This agreement also appears to be signed by RB Kebble on behalf of JCI Gold, and Mjongile, on behalf of Lembede.

We further obtained a copy of a letter, dated 6 June 2005, from Lembede and which was addressed to Charles Orbach & Co. The letter recorded that Lembede "*confirm that we have borrowed 2,700,000 Western Areas ltd. Shares as at 31 March 2005 from the above mentioned company*".

We noted that the date, layout, font and wording of this letter are exactly the same as those of a letter ostensibly written by Itsuseng to Charles Orbach & Company. The only difference is the number of shares recorded.

During our consultation with Lamprecht in respect of the WAR shares that JCI Gold owned, he informed us that the scrip lending agreement between JCI Gold and Lembede was fictitious and that Lembede informed him that they never borrowed or received the 2 700 000 WAR shares from JCI Gold[242].

[241] As per discussion with Beale on 8 December 2005
[242] As per discussion with Lamprecht

7.1.2 Historical WAR share sales

7.1.2.1 JCI Gold CSDP account 1900010909

Beale provided us with a schedule reflecting the share transactions in the JCI Gold CSDP account at Computershare for the period 31 March 2002 to 30 September 2004[243]. The schedule records a description of the transaction, the number of shares involved in the transaction and a separate column stating the "*REASON FOR TRANSFER*".

Beale informed us that she compiled the schedule and handed it to Poole to indicate the reason for the share movement recorded on the schedule. According to Beale, the handwriting in the "*REASON FOR TRANSFER*" column is that of Poole, which he completed upon the request of Beale.

Beale indicated in the schedule that she was unable to obtain information for the period 5 June 2002 to 2 October 2002. We obtained a computer printout of the CSDP account from Computershare, reflecting the WAR share movement for the period 5 August 2002 to 14 July 2005[244]. The schedule, prepared by Beale, reflected a balance of 2 800 049 WAR shares on 5 June 2002. The Computershare printout recorded that 473 359 WAR shares were transferred into the CSDP account during August 2002, when they took over the management of Mercantile Registrars, thus leaving a difference of 2 326 690 WAR shares that cannot be accounted for due to the system changes between Mercantile and Computershare.

We investigated the transfers from the CSDP account and recorded where the shares were transferred to and from in a schedule which we prepared, utilising the Computershare printout of the CSDP account for the period 5 August 2002 to 14 July 2005 as a starting point[245].

The transfer of shares from March 2004 onwards between Computershare and T-Sec are included in our reconciliation to establish the disposition and holding of WAR shares by JCI Gold as discussed earlier in this report[246].

[243] Refer Exhibit 2.1.39
[244] Refer Exhibit 2.1.40
[245] Refer Exhibit 2.1.40 and Annexure E
[246] Refer paragraph 7.1.1 *supra*

Based on our investigation of the transfers to and from the CSDP account and the information recorded by Poole on the schedule compiled by Beale, we report in more detail on the following transactions:

- **500 000 WAR shares sold by SASFIN Frankel Pollack on 10 April 2002**

  Poole indicated on Beale's schedule that the shares were sold to "*RAISE FUNDS*"[247].

  SASFIN Frankel Pollack confirmed to us that they have sold the 500 000 WAR shares. They provided us with a directors' resolution of JCI Gold, dated 8 April 2002[248]. This resolution resolved that an account be opened at SASFIN and that "*the company sell 500,000 (five hundred thousand) ordinary shares in Western Areas Limited*". Poole, in his capacity as "*the Investor Relations Executive*" of JCI Gold, was authorised to sign the required documentation in terms of opening the account at SASFIN.

  SASFIN Frankel Pollack also provided us with copies of the opening documentation of the account held by JCI Gold at SASFIN Frankel Pollack. The documentation was signed by Poole[249].

  According to SASFIN Frankel Pollack, the proceeds of the sale were kept in a Mercantile Bank account number 1900010909, the same number as the JCI Gold CSDP account number. Mercantile Bank confirmed that the proceeds of the sale of the 500 000 WAR shares, aggregating R15 275 401.81, were paid into account number 1900010909 on 12 April 2002. R15 000 000 of the proceeds were immediately transferred out of the account[250]. At the time of our report, Mercantile was unable to tell us where the funds were transferred to.

  We obtained from Beale an instruction from RAR Kebble[251]. The instruction was addressed to "*Mr S Frankel*". The instruction to Frankel Consulting was that they had to pay R15 000 000 from a deposit that was made to Frankel Consulting over to JCI Gold's Standard Bank account number 000 091 510. The instruction further reflected that "*JCIG is in the process of selling 500 000 Western Areas Limited shares through Sasfin Frankel Pollack. JCIG will give instructions to Sasfin Frankel Pollack to pay the proceeds of this sale to Frankel Consulting*".

247 Refer Exhibit 2.1.39
248 Refer Exhibit 2.1.41
249 Refer Exhibit 2.1.42
250 Refer Exhibit 2.1.43
251 Refer Exhibit 2.1.44

Beale also provided us with a copy of a letter of authority from Buitendag to Computerhare/Mercantile, dated 8 April 2002[252]. The letter authorised "*Sasfin Frankel Pollack to pay R15 000 000 (Fifteen Million Rand), of the proceeds from the sale of 500 000 Western Areas Limited shares (Deal ID 34) over to Nedbank Syfrets Private Bank, Account Frankel Consulting/Kebble Account No. 1154000087, Branch code: 115-409*".

It would appear that RAR Kebble paid the R15 000 000.00 over to JCI Gold from his available funds at Frankel Consulting. He was again reimbursed with the payment of R15 000 000.00 from Mercantile to Frankel Consulting, subsequent to the sale of the 500 000 WAR shares.

- **Shares transferred to Beale's PLJ account**

The aggregate of 300 000 WAR shares were transferred to Beale's PLJ account number 348177 on two separate occasions[253].

The first occasion was on 10 October 2002 when 100 000 WAR shares were transferred to the PLJ account and the second occasion was on 5 November 2002 when 200 000 WAR shares were transferred. On the schedule, relating to transfers from the Computershare CSDP account, prepared by Beale, Poole noted against both the transfers "*RAISE FUNDS (RB Kebble)*"[254]. These two transfers are discussed in detail elsewhere in this report[255].

- **Shares transferred to Alibiprops**

200 000 WAR shares were transferred to the Alibiprops account held at T-Sec[256]. Poole recorded on Beale's schedule that the transfer was to "*RAISE FUNDS (RB Kebble)*"[257]. The transfer of these shares is discussed in detail elsewhere in this report[258].

- **Shares transferred to Socgen**

The aggregate of 4 350 000 WAR shares were transferred from the CSDP account to T-Sec to be pledged to Socgen[259]. The shares were transferred on six separate occasions, namely:

[252] Refer Exhibit 2.1.45
[253] Refer Annexure E
[254] Refer Exhibit 2.1.39
[255] Refer paragraph 7.1.2.2 *infra*
[256] Refer Annexure E
[257] Refer Exhibit 2.1.39
[258] Refer paragraph 7.1.2.3 *infra*
[259] Refer Annexure E

- 1 000 000 WAR shares on 17 December 2002;
- 500 000 WAR shares on 18 December 2002;
- 850 000 WAR shares on 14 August 2003;
- 300 000 WAR shares on 22 September 2003;
- 950 000 WAR shares on 29 September 2003; and
- 750 000 WAR shares on 22 December 2003.

- **Shares transferred to the WAL Share Incentive Trust**

  The aggregate of 1 904 000 WAR shares were transferred to the WAL Share Incentive Trust from the JCI Gold CSDP account[260]. The shares were transferred in four separate occasions:

  - 31 January 2003 - 1 214 500 WAR shares;
  - 7 January 2004 - 150 000 WAR shares;
  - 9 January 2004 - 484 428 WAR shares; and
  - 9 January 2004 - 55 072 WAR shares.

Poole recorded next to the entries on Beale's schedule that the shares were transferred to the WAL Share Incentive Trust "*TO TOP UP SIT*" in respect of the 31 January 2003 transfer[261]. In respect of the other three transfers, Poole recorded "*REPLACED SHARES IN SIT*"[262]. The transfer of shares to and from the WAL Share Incentive Trust is discussed in detail elsewhere in this report[263].

7.1.2.2 *Beale's PLJ Financial Services account number 348177*

Share movement and trading

During our investigation, Beale indicated to us that she informed SARS about share transactions that were concluded through an account which she opened at PLJ. The account was held under her maiden name, Bawden. We assisted her to draft an affidavit requested by SARS in respect of the share transactions concluded in the PLJ account[264]. The affidavit was drafted from a reconciliation which Beale performed on the account, based on PLJ statements that she had with her[265].

---

260 Refer Annexure E
261 Refer Exhibit 2.1.39
262 Refer Exhibit 2.1.39
263 Refer paragraph 7.1.2.5 *infra*
264 Refer Exhibit 2.1.46
265 Refer Exhibit 2.1.47

Beale e-mailed an instruction to Van Zyl at T-Sec on 30 August 2002 to transfer the following WAR shares to a CSDP account 00000 24172 2503 at ABSA[266]. The shares, to be transferred, were:

- 90 000 WAR shares from the RB Kebble Carry account;
- 8 962 WAR shares from the New Heights 120 account; and
- 151 038 WAR shares *"you will be receiving from Computershare ("from the DAB Securities CSDP Acc) today"*.

These shares were transferred to Beale's PLJ account, where the aggregate of 250 000 WAR shares were sold into the market on 30 August 2002 for R8 216 959.66[267]. The majority of the proceeds of the sale of the 250 000 WAR shares was transferred from the PLJ account to the account of Hothouse Investments and Bullishprops 13 (Pty) Limited on 23 September 2002[268].

Beale sent the instruction for the transfer of funds to PLJ Financial Services in a facsimile dated 20 September 2002[269]. The fax was send under Beale's maiden name, Bawden, and reflected that R3 800 000.00 should be transferred to the Hothouse Investment account, kept at Standard Bank, Alberton with account number 00 8240 337 and R4 200 000.00 should be transferred to the Bullishprops 13 account, also kept at Standard Bank Alberton branch with account number 40 4490 093.

Beale received an instruction per e-mail from Poole to transfer R100 000.00 "*out of the "Bawden" account to New Heights*"[270]. The e-mail was dated 25 September 2002 and reflected the bank account details of New Heights. Poole also reflected that "*The balance of the funds in the abovementioned broking a/c should be used to fund the purchases, and to fulfil the fee due to you*". At the bottom of the e-mail, Poole recorded "*Please destroy this e-mail once read*".

On 26 September 2002 the amount of R100 000.00 was transferred form the PLJ account to the Standard Bank account of New Heights, account number 02 0626 428, kept at the Alberton branch as requested by Poole. This instruction was also given to PLJ by Beale on a facsimile dated 25 September 2002[271].

---

266 Refer Exhibit 2.1.48
267 Refer Exhibits 2.1.47 and 2.1.49
268 Refer Exhibit 2.1.50
269 Refer Exhibit 2.1.51
270 Refer Exhibit 2.1.52
271 Refer Exhibits 2.1.52, 2.1.53 and 2.1.50

In her instruction, Beale further recorded that "*there should be a balance of approximately (excluding interest) of R116,959.66 and please us this to pay for the purchase of 5,000 Randgold & Exploration Limited shares*"[272]. The reconciliation of the PLJ account that we received from Beale, reflected that the aggregate of 5 000 REC shares were acquired for the amount of R94 644.90 between 20 September 2002 and 25 September 2002[273].

Beale's reconciliation of the PLJ account reflected that R50 000.00 was transferred from the account to her personal savings account held at Nedbank account number 2908725916 on 10 October 2002[274]. The instruction for the transfer of the R50 000.00 was given to PLJ in a facsimile dated 10 October 2002 from Beale[275].

The same instruction to PLJ requested PLJ to "*accept 100,000 (one hundred thousand) Western Areas Limited ("WAR") shares from Computershare Services Limited, in my account no. 348177, and then immediately sell the 100,000 WAR shares at R37.50 or better*"[276].

Beale forwarded an e-mail to Computershare on the same day, i.e. 10 October 2002, instructing them to transfer 100 000 WAR shares from the JCI Gold CSDP account to PLJ "*(for the P B Bawden Account No. 348177)*"[277]. Beale further recorded in the e-mail that "*There is no change in beneficial ownership*".

The 100 000 WAR shares were sold on 14 October 2002 for R3 704 175.09[278]. The amount of R3 700 000.00 of the proceeds of the sale of the WAR shares were transferred to the Standard Bank account of Bullishprops on 18 October 2002 as instructed by Beale in a facsimile dated 18 October 2002[279].

Bullishprops, in aggregate, received R7 900 000.00 from Beale's PLJ account with the transfers of R4 200 000.00 on 23 September 2002 and R3 700 000.00 on 18 October 2002.

[272] Refer Exhibit 2.1.53
[273] Refer Exhibits 2.1.47, 2.1.50, 2.1.54 to 2.1.57
[274] Refer Exhibit 2.1.47
[275] Refer Exhibit 2.1.58
[276] Refer Exhibit 2.1.58
[277] Refer Exhibit 2.1.59
[278] Refer Exhibits 2.1.47 and 2.1.60
[279] Refer Exhibit 2.1.61

According to a director's resolution that we obtained from Beale's computer, it was resolved by the director of Bullishprops that 100 ordinary shares at a nominal value of R1.00 each be transferred from Dennis Jacobus Bishop to RB Kebble with effect from 6 May 1999[280]. The resolution reflected the date of 10 June 1999. RB Kebble was also reflected on the resolution as the sole director of Bullishprops.

Another resolution, dated 17 October 2002 and obtained from the computer of Salmon, dealt with the opening of a current bank account at Investec for Bullishprops[281]. The resolution recorded that "*MR SELLO MASHAO RASETHABA, in his capacity as a director of the company, MR ROGER BRETT KEBBLE, in his capacity as a director of the company, and MR GEORGE WILLIAM POOLE, in his capacity as an authorized signatory of the company*", are authorised and empowered to sign documentation and to act on behalf of the company.

The minutes of a general meeting of the sole member of Bullishprops, held on 28 March 2003, was obtained from the hard drive of Van Straaten's computer[282]. The minutes recorded that the attendance was as per the attendance register, the latter reflecting RB Kebble as the sole shareholder of Bullishprops. The minutes of the general meeting recorded that it was resolved that the company change the name of Bullishprops to "*5th Street Investments (Propriety) Limited*". The reason for the name change was recorded "*to change the name of the company to be more suitable for the trading activities of the company*". The soft copy on Van Straaten's computer provided for the signatures of RB Kebble and Rasethaba.

Van Straaten recorded in an e-mail to Beale on 28 June 2005 that Bullishprops "*is now called 5th Street Investments (Pty) Limited*" and that "*Sello and his wife are the directors and shareholders*"[283]. "*Sello*" referred to Rasethaba.

A directorate list, obtained from JCI Limited, dated 26 January 2004, recorded that the directors of 5th Street Investments (Pty) Limited were "*RASETHABA, Galetlale Juliana Rabaji*" and Rasethaba[284].

---

280 Refer Exhibit 2.1.84
281 Refer Exhibit 2.1.85
282 Refer Exhibit 2.1.3
283 Refer Exhibit 2.1.55
284 Refer Exhibit 2.1.56

Rasethaba confirmed to us during a consultation that he and his wife were the directors of Bullishprops 13. He further informed us that 5th Street, Houghton was the property he lives in. When we informed Rasethaba that the shares of Bullishprops were initialled owned by RB Kebble, he indicated to us that he indicated to RB Kebble that he wanted a housing allowance as part of his remuneration package. Rasethaba stated that Kebble then informed him that he could get the shares in Bullishprops as part of his remuneration package and as acknowledgement of work performed for JCI Limited.

Rasethaba indicated that, as far as he is aware, the deal was approved by the Remuneration Committee of JCI Limited. We were unable to obtain copies of the minutes or resolutions of the Remuneration Committee, authorising the Bullishprops deal as explained to us by Rasethaba. This is not surprising as the shares of Bullishprops did not belong to JCI Limited or its subsidiaries, but to RB Kebble.

On 14 October 2002, 135 000 REC shares were also sold in the PLJ account. The proceeds of the REC shares were R2 146 574.36[285]. The amount of R2 100 000.00 of the proceeds were transferred to the Standard Bank account of Hothouse Investments as instructed by Beale in a facsimile dated 21 October 2002[286]. Beale stated in her affidavit that JCI Gold was the beneficial owner of the 135 000 REC shares that were sold in the PLJ account[287].

We noted, during a reconciliation that we performed on the PLJ account, subsequent to the signing of Beale's affidavit, that 400 000 REC shares were received into the PLJ account on 14 October 2002[288]. According to Computershare, the REC shares were transferred from the WAL account held at Computershare to the PLJ account. The aggregate of 216 934 REC shares were sold into the market in the PLJ account between 15 October 2002 to 24 October 2002 for R3 389 943.72. This includes the 135 000 REC shares that Beale mentioned in her affidavit[289].

On 24 October 2002, 160 079 REC shares were acquired for R2 268 421.88. Another 56 855 REC shares were further acquired for R835 524.21 on 25 October 2002. The aggregate of the acquired shares was 216 934 REC shares, effectively replacing the shares sold at a profit of R285 997.63[290].

285 Refer Exhibits 2.1.47 and 2.1.62
286 Refer Exhibit 2.1.63
287 Refer Exhibit 2.1.46
288 Refer Annexure F and Exhibit 2.1.64
289 Refer Annexure F and Exhibit 2.1.64
290 Refer Annexure F and Exhibit 2.1.64

Computershare and PLJ confirmed that the 400 000 REC shares were transferred back to Computershare for the WAL account on 14 November 2002.

On 24 October 2002, Beale instructed Computershare to "*Please urgently transfer 200,000 WAR shares from the JCI Gold CSDP Account No. 1900010909 to PLJ Financial Services Limited (for the account of P B Bawden No. 348177)*"[291]. She further recorded that "*There is no change in beneficial ownership*".

The 200 000 WAR shares were sold on 7 November 2002 for R7 380 851.36[292]. Beale instructed PLJ in a facsimile, dated 13 November 2002, to transfer the amount of R4 500 000 to the bank account of Hothouse Investments[293]. She further instructed PLJ to also transfer the amount of R1 070 000 to the Hothouse Investments account[294].

In her reconciliation of the PLJ account, Beale reflected the amount of R45 000 that was transferred to the Standard Bank account of Hothouse Investment[295]. In her affidavit, she stated that the R45 000 was transferred from the PLJ account to the Standard Bank account of Hothouse Investments and that the amount was then transferred from the Hothouse Investments account to her personal savings account at Nedbank "*as a bonus from Poole and Kebble*"[296].

In the reconciliation that we performed on the PLJ account, we were unable to identify the transfer of R45 000, which, according to Beale were transferred to Hothouse Investments[297]. She stated in her affidavit that the amount of R45 000, deposited into her bank account, originated from Hothouse Investments. The only conclusion we can draw is that the R45 000, deposited into Beale's bank account, formed part of the R4 500 000 that was transferred from the PLJ account to the Hothouse Investments account.

The 5 000 REC shares that were acquired during September 2002 with the proceeds from the initial WAR shares sold, were sold on 5 December 2002 for R95 853.78[298]. Beale instructed PLJ in a facsimile dated 10 December 2002, to transfer the amount of R90 000.00 to the Hothouse Investments account. She further recorded in the facsimile that the "*balance in the account after the aforementioned transfer should be R4 812.01*"[299].

[291] Refer Exhibit 2.1.65
[292] Refer Exhibits 2.1.47 and 2.1.66
[293] Refer Exhibit 2.1.67
[294] Refer Exhibits 2.1.68 and 2.1.66
[295] Refer Exhibit 2.1.47
[296] Refer Exhibit 2.1.46
[297] Refer Annexure F and Exhibit 2.1.64
[298] Refer Exhibits 2.1.47 and 2.1.69
[299] Refer Exhibits 2.1.70 and 2.1.69

On 4 January 2003, Beale instructed PLJ to transfer the amount of R2 800.00 from the PLJ bank account to her Nedbank Gold Credit Card number 5412 8304 0995 7926. She also recorded that the "*balance in my account no. 348177 after the aforementioned transfer should now be R2,091.25*"[300].

On 8 April 2003, Beale requested PLJ to "*close the aforementioned account and transfer the balance (after Admin fees etc) to the following bank account*"[301]. The bank account listed in the instruction was Beale's Nedbank Gold Credit Card account number 5412 8304 0995 7926. Beale's reconciliation of the account reflected that the amount of R1 837.49 was transferred into her credit card account on 8 April 2003[302].

Summary of movement and sales

The WAR shares transferred and sold in the PLJ account and the proceeds of the sales are summarised in the schedule of the reconciliation we performed on the PLJ Financial Services account[303].

The aggregated income in the PLJ account was R22 813 244.80. This includes the proceeds from the sale of WAR and REC shares, interest received and fees paid. The total income was transferred out of the account. The amount of R3 198 590.99 was utilised to acquire 221 934 REC shares and the balance of R19 614 653.81 was transferred out to various accounts listed below.

The aggregate of 550 000 WAR shares were sold in the account for R19 301 986.11. These shares include shares of which JCI Gold, RB Kebble and New Heights were the beneficial owners.

The WAR shares, of which JCI Gold was the beneficial owner, which were sold in the account and the proceeds therefrom, are tabled below:

300 Refer Exhibit 2.1.71
301 Refer Exhibit 2.1.72
302 Refer Exhibits 2.1.47 and 2.1.73
303 Refer Annexure F

Date	Shares	Amount R
30 August 2002	151 038	4 964 619.06
11 October 2002	100 000	3 704 175.09
7 November 2002	200 000	7 380 851.36
Total	**451 038**	**16 049 645.51**

The recipients of the transfers, the proceeds they received and the proceeds attributed to JCI Gold WAR shares are tabled below:

Date	Recipient	Amount received
23 September 2002	Hothouse Investments	3 800 000.00
23 September 2002	Bullishprops	4 200 000.00
23 September 2002	New Heights	100 000.00
11 October 2002	Beale savings account	50 000.00
18 October 2002	Bullishprops	3 700 000.00
21 October 2002	Hothouse Investments	2 100 000.00
7 November 2002	Hothouse Investments	4 500 000.00
7 November 2002	Hothouse Investments	1 070 000.00
5 December 2002	Hothouse Investments	90 000.00
27 December 2002	Beale credit card	2 800.00
4 February 2003	Beale credit card	1 853.81
Total		**19 614 653.81**

7.1.2.3 *Alibiprops T-Sec account number 669465*

We obtained a reconciliation performed by Van Zyl of the Alibiprops account 669465, held at T-Sec[304]. We utilised an extract of this reconciliation as the basis in a reconciliation we performed in respect of the movement of WAR shares in this account[305].

[304] Refer Exhibit 2.1.74
[305] Refer Annexure G

200 000 WAR shares from Computershare

According to the T-Sec reconciliation and the Computershare statements, 200 000 WAR shares were transferred to the Alibiprops account from the JCI Gold CSDP account kept at Computershare on 28 February 2003[306]. On the schedule which Beale compiled on the transfer of the WAR shares, Poole indicated the reason for the transfer as "*RAISE FUNDS (RBK)*"[307].

We obtained a copy of an e-mail that Beale forwarded to Computershare on 27 February 2003[308]. Beale requested Computershare in the e-mail to "*Please transfer 200,000 (TWO HUNDRED THOUSAND) WAR shares out of the JCI Gold CSDP Account 1900010909 to Tradek Balderson*". She further recorded that "*There is no change in beneficial ownership*".

The 200 000 WAR shares were sold in the Alibiprops trading account into the market for R6 491 891.40 on 3 March 2003[309].

The reconciliation reflected that there was a credit balance of R719.77 in the Alibiprops account prior to the sale of the 200 000 WAR shares. The balance in the account after the sale of the WAR shares and other credits of R776.25 was R6 493 387.42. The amount of R6 493 376.02 was transferred to the Standard Bank account number 000035386 of RB Kebble on 10 March 2003, leaving the balance of R11.40, which was debited for charges[310].

T-Sec provided us with a copy of an e-mail instruction that Van Zyl received from Poole[311]. The e-mail recorded that "*funds accruing on this a/c (shortly) should be transferred*". The Standard Bank account number 00 00353 86 of RB Kebble was recorded in the e-mail as the account where the funds should be transferred to. Van Zyl noted the amount of R6 493 376.02 on the e-mail and requested a lady by the name of Nicholene to pay the amount on 10 March 2003.

306 Refer Annexure G and Exhibits 2.1.40 and 2.1.74
307 Refer Exhibit 2.1.39
308 Refer Exhibit 2.1.75
309 Refer Annexure G
310 Refer Annexure G and Exhibit 2.1.74
311 Refer Exhibit 2.1.76

100 000 WAR shares from the WAL Share Incentive Trust

On 24 March 2003, 100 000 WAR shares were transferred into the Alibiprops trading account from the WAL Share Incentive Trust account number 657122, held at T-Sec[312]. 50 000 WAR shares were sold on 20 March 2003 for R1 620 295.36. The amount of R1 601 012 of the proceeds of the WAR sale was transferred from the Alibiprops trading account to the Standard Bank account number 00003586 of RB Kebble on 28 March 2003.

On the same day the amount of R11 522.22 was transferred from the Alibiprops trading account to the WAL Share Incentive Trust account number 657122, held at T-Sec.

We received a copy of an e-mail from Van Zyl, dated 28 March 2003, from Poole to Van Zyl[313]. Poole instructed Van Zyl in the e-mail to "*Kindly transfer the settlement funds (less the *R11,522-22) in the above account to*" the RB Kebble Standard Bank account number 00 00353 86.

The e-mail further indicated, with regard to the R11 522.22, that "**This amount was transferred from a/c no. 669465 to a/c no. 657122*". Account number 657122 is the account number of the WAL Share Incentive Trust held at T-Sec. A handwritten note on a computer printout of the Alibiprops account, attached to the e-mail, recorded the amount of R1 601 011.74.

The balance of 50 000 WAR shares were transferred to the account of Tuscan Mood, held at Rice Rinaldi, account number 137893, on 14 May 2003[314]. We obtained a copy of an e-mail, dated 7 May 2003, from Poole to Van Zyl at T-Sec. In the e-mail, Poole instructed Van Zyl to transfer the 50 000 WAR shares out of the Alibiprops account to "*Rice Rinaldi Securities, a/c name Tuscan Mood CC, a/c no. 137893*"[315].

200 000 WAR shares from the WAL Share Incentive Trust

During June 2003, the aggregate of 200 000 WAR shares were transferred from the WAL Share Incentive Trust, held at T-Sec to the Alibiprops trading account, as follows[316]:

- 6 June 2003 – 100 000;
- 9 June 2003 – 79 350; and

[312] Refer Annexure G and Exhibit 2.1.74
[313] Refer Exhibit 2.1.77
[314] Refer Exhibit 2.1.74
[315] Refer Exhibit 2.1.78
[316] Refer Annexure G and Exhibit 2.1.74

- 9 June 2003 – 20 650.

On 12 June 2003, 100 000 WAR shares were transferred out of the Alibiprops trading account leaving a balance of 100 000 WAR shares. At the time of our report, T-Sec was unable to confirm to us who the recipient of the 100 000 WAR shares were that were transferred from the Alibiprops account.

The balance of 100 000 WAR shares were sold into the market from the Alibiprops trading account as follows:

- 6 June 2003 – 20 650 for R700 050.98;
- 10 June 2003 – 14 913 for R484 001.49; and
- 12 June 2003 – 64 437 for R2 022 381.25.

The aggregated proceeds of the sale of the above mentioned WAR shares were R 3 206 433.72.

On 6 June 2003, the Alibiprops account had a credit balance of R4 029 965.74. The balance increased to R7 236 348.48 with the proceeds of the WAR shares sold. The entire credit balance was transferred out of the Alibiprops account as follows:

- 13 June 2003 – R4 729 965.74 to FNB account number 50491812176 of CMMS;
- 17 June 2003 – R484 001.49 to RB Kebble's Standard Bank account number 000035386; and
- 18 June 2003 – R2 022 381.25 to RB Kebble's Standard Bank account number 000035386.

Van Zyl provided us with a copy of an e-mail that he received from Poole on 17 June 2003[317]. Poole requested Van Zyl in the e-mail to transfer the settlement amount due to the Standard Bank account of RB Kebble. Van Zyl noted on the e-mail that the amount of R484 001.49 should be paid immediately and the balance of R2 022 381.25 on the following day.

It is evident that the funds that were transferred to RB Kebble's account originated from the sale of WAR shares as the amount corresponded to the proceeds of the sale of the 14 913 and 64 437 WAR shares respectively sold. The proceeds of R700 050.98 from the sale of 20 650 WAR shares were transferred to the CMMS account. The balance of the funds transferred to the CMMS account originated from the sale of RDF shares[318].

---

[317] Refer Exhibit 2.1.79
[318] Refer Annexure G and Exhibit 2.1.74

50 000 WAR shares from the WAL Share Incentive Trust

On 23 June 2003, 50 000 WAR shares were transferred from the WAL Share Incentive Trust to the Alibiprops trading account. The shares were immediately sold into the market for R1 894 509.42. Of the proceeds, the amount of R1 893 297 was transferred to the Standard Bank account number 000035386 of RB Kebble[319].

We obtained a copy of an e-mail that was sent by Poole to Van Zyl in respect of the transfer of funds from the Alibiprops account[320]. Van Zyl noted the amount of R1 893 297.23 on the e-mail. This instruction relates to the payment of the noted amount into the Standard Bank account of RB Kebble.

80 000 WAR shares from WAL Share Incentive Trust

On 11 August 2003, 80 000 WAR shares were transferred to the Alibiprops account from the WAL Share Incentive Trust. 25 000 WAR shares were sold into the market on 18 August 2003 for R1 062 763.33. Another 25 000 WAR shares were sold into the market on 28 August 2003 for R1 162 933.21[321].

The sale of the 50 000 WAR shares left a balance of 30 000 WAR shares in the Alibiprops account.

On 18 August 2003, the Alibiprops account had a debit balance of R6 415.66. The credit balance in the account, subsequent to the sale of the 25 000 WAR shares on 18 August 2003, was R1 056 347.57. On 28 August 2003, the amount of R1 000 000.00 was transferred to the Standard Bank account number 000035386 of RB Kebble. This left a credit balance of R56 347.67 in the account.

The credit balance, subsequent to the sale of the other 25 000 WAR shares on 28 August 2003, was R1 219 280.88. The balance in the account of R1 220 124.33, after interest and charges, was transferred to the Standard Bank account of RB Kebble on 4 September 2003.

The remaining 30 000 WAR shares in the account were sold into the market as follows:

- 27 October 2003 – 2 500 shares for R114 659.24;
- 29 October 2003 – 245 shares for R11 086.82;

[319] Refer Annexure G and Exhibit 2.1.74
[320] Refer Annexure G and Exhibit 2.1.79
[321] Refer Annexure G and Exhibit 2.1.74

- 29 October 2003 – 1 400 shares for R62 529; and
- 13 November 2003 – 25 855 shares for R1 108 527.16.

The aggregate proceeds of the 30 000 WAR shares sold, was R1 296 802.22.

During the period 22 October 2003 to 13 November 2003, 200 000 REC shares, which were transferred from the Paradigm Shift trading account to the Alibiprops trading account, were also sold. The proceeds from the sale of the REC shares was R6 431 335.66[322].

The credit balance in the Alibiprops trading account, prior to the first sale of the REC shares on 22 October 2003, was R964.47. The aggregate income from the sale of REC and WAR shares for the period 22 October 2003 to 13 November 2003 was R7 728 137.88. The aggregate of R6 400 000.00 of the proceeds from the sale of the WAR and REC shares were transferred to the Standard Bank account of RB Kebble as follows:

- 28 October 2003 – R1 500 000.00;
- 3 November 2003 – R2 500 000.00;
- 4 November 2003 – R800 000.00; and
- 6 November 2003 – R1 600 000.00.

The credit balance in the account on 13 November 2003, subsequent to transfers of the above proceeds to RB Kebble and prior to the proceeds received from the sale of the WAR shares on 13 November 2003, was R220 589.35.

Between 17 November and 30 December 2003, the aggregate of 325 000 RRL shares were sold for R55 060 350.00. The aggregate income into the Alibiprops trading account from the sale of the WAR shares on 13 November 2003 and the RRL shares for the period 13 November 2003 to 30 December 2003, was R56 168 877.16. The available cash in the account was therefore R56 389 466.51.

The available cash amount of R56 168 877.16 in the Alibiprops trading account for the period 13 November 2003 to 30 December 2003 was transferred to the Standard Bank accounts of RB Kebble and Paradigm Shift. The aggregate of nine different transfers to RB Kebble during this period was R42 298 102.00. The aggregate of six different transfers to Paradigm Shift was R14 100 00.00.

[322] Refer Annexure G and Exhibit 2.1.74

Summary of movement and sales

The WAR shares, transferred into the Alibiprops account and sold into the market, as well as the recipients of the proceeds of the sale of the shares are summarised in a schedule which we prepared from an extract of the reconciliation performed by T-Sec[323].

The aggregate proceeds of the 480 000 WAR shares sold in the account was R16 735 628.32. Of these, JCI Gold was the beneficial owner of 200 000 shares.

The aggregate of 430 000 WAR shares were transferred from the WAL Share Incentive Trust to the Alibiprops trading account. The aggregate of 150 000 shares, transferred to the Alibiprops trading account, were again transferred out of the account. Tuscan Mood, in their account held at Rice Rinaldi, received 50 000 WAR shares on 14 May 2003. T-Sec was not able to inform us who the recipient was of the other 100 000 WAR shares transferred out of the account.

The aggregate of 280 000 WAR shares of the WAL Share Incentive Trust were sold in the Alibiprops trading account.

The recipients, as indicated below, received at least the following proceeds from the sale of WAR shares[324]:

- RB Kebble – R16 017 270.72;
- CMMS – R700 050.98; and
- WAR Share Incentive Trust – R11 522.22.

7.1.2.4 *Pilgrims Rest account 632281*

T-Sec provided us with a reconciliation of the Pilgrims Rest trading account for the period 9 February 2001 to 15 July 2005[325]. We utilised this reconciliation as a basis to calculate the movement of WAR shares into the account and the sale of the shares[326].

---

[323] Refer Annexure G
[324] Refer Annexure G
[325] Refer Annexure H
[326] Refer Exhibit 2.1.81

The aggregate of 716 981 WAR shares were sold for R15 374 704.40 during the period 9 February 2001 to 15 July 2005[327]. The WAR shares sold in the account were obtained as follows:

- Various share certificates – 444 690;
- WAL Share Incentive Trust – 257 000;
- Computershare – 13 310; and
- Lunda Sul – 1 981.

Share certificates

The WAR share certificates, which were utilised for the sale of the 444 690 WAR shares, were[328]:

- Certificate 20821 for 88 000 WAR shares – Tradek Balderson Nominees;
- Certificate 22575 for 30 000 WAR shares – JCI Gold;
- Certificate 23872 for 151 038 WAR shares – Tradek Balderson Nominees; and
- Certificate 24080 for 175 652 WAR shares – Tradek Balderson Nominees.

Computershare confirmed that the certificates were registered in the names as reflected above. They informed us that the history of the certificates, recording the name of Tradek Balderson Nominees, was as follows:

- Certificate 20821 – The original certificate was in the name of Edwin W Balderson for 23 050 572 WAR shares. Various deeds were reflected against these shares and deed number 12563688 was in respect of the 88 000 WAR shares sold in the Pilgrims Rest trading account. T-Sec informed us that they were unable to inform us who the beneficial owner of the 88 000 WAR shares were due to the time period that passed and changes in their system;
- Certificate 23872 – The original certificate number was 18322 for 387 310 WAR shares. The shares were split up and 151 038 shares was transferred to BAD Securities Limited on behalf of JCI Gold. The 151 038 WAR shares were again transferred to T-Sec and was sold in the Pilgrims Rest trading account. JCI Gold was the beneficial owner of the 151 038 shares; and

[327] Refer Exhibit 2.1.81
[328] Refer Annexure H and Exhibit 2.1.81

- Certificate 24080 – The 175 652 WAR shares in respect of this certificate originated from Jubilee Prospectors. The beneficial owner of the shares was JCI Gold, who transferred the shares to Jubilee Prospectors.

The proceeds from the sale of the shares, obtained through the certificates, were transferred as follows[329]:

- Kirstenberry Lodge Standard Bank account 072571179 – R1 508 406.97;
- Pilgrims Rest Standard Bank 024970476 – R634 238.33; and
- Unknown cheques and cash – R7 620 628.76.

WAL Share Incentive Trust

According to the reconciliation of the Pilgrims Rest account, the aggregate of 257 000 WAR shares were received from the WAL Share Incentive Trust and sold in the Pilgrims Rest account[330]. The shares were received and sold as tabled below:

Date	Shares	Proceeds R
14 March 2001	80 000	1 434 254.27
31 March 2001	62 000	1 194 913.07
20 June 2001	30 000	669 398.15
21 August 2001	55 000	1 243 183.73
4 September 2001	25 000	550 113.95
9 September 2001	35 000	801 785.76
Total	**257 000**	**5 893 648.93**

The proceeds from the sale of the WAR shares in the Pilgrims Rest trading account were transferred to the following bank accounts[331]:

- First National Bank Tygerberg – R1 400 000,00;

[329] Refer Annexure H and Exhibit 2.1.81
[330] Refer Annexure H
[331] Refer Exhibit 2.1.81

- Pilgrims Rest account – R1 264 201.82; and
- Unknown cash and cheques – R1 818 262.57.

We are aware that RB Kebble and Buitendag had an investment account at FNB, Tyerberg. It is possible that the R1 400 000.00 could have been paid to such bank account.

Consolidated Investments

On 11 January 2002, Alibiprops received 13 310 WAR shares from Consolidated Investments. These shares were sold on 10 January 2002 when 20 000 WAR shares were sold for R527 874.22 at a price of R26.39 per share. The balance of 6 690 WAR shares were obtained from certificate 24080[332].

7.1.2.5 *WAL Share Incentive Trust*

We obtained copies of the statements of the WAL Share Incentive Trust accounts, held at EW Balderson and T-Sec. The statements of the account held at EW Balderson, account number 224063, were for the period 5 January 2000 to 2 February 2001 and the statements of the account held at T-Sec, account number 657122, were for the period 9 February 2001 to 27 February 2006[333].

EW Balderson account number 224063

The first transaction in the EW Balderson account was on 5 February 2000 with the acquisition of 13 600 WAR shares. The statements record the tracks of the WAR shares for the period January 2000 to February 2001 when the balance of 1 908 184 WAR shares were transferred to the new account at T-Sec, account number 657122[334].

T-Sec account 657122

The T-Sec account recorded the transfer of 1 908 184 WAR shares into the account in February 2001 as the opening balance of the account. The shares were transferred two separate transaction of 420 000 WAR shares and 1 488 184 WAR shares respectively[335].

---

332 Refer Exhibit 2.1.81
333 Refer Exhibits 2.1.86 and 2.1.87
334 Refer Exhibit 2.1.87
335 Refer Exhibit 2.1.87

Reconciliation performed

We received a reconciliation of the WAL Share Incentive Trust from T-Sec. The reconciliation sets out the movement and transfers of the WAR shares in the T-Sec account, number 657122, for the period 9 February 2001 to 23 November 2004[336].

According to the reconciliation, the WAR share balance was opened on 9 February 2001 when 420 000 WAR shares were transferred into the account. The share balance, reflected on 23 November 2004, was 641 shares. This number reconcile to our reconciliation of the current position of WAR shares held by JCI Gold albeit that these shares were owned by the WAL Share Incentive Trust[337].

We performed a reconciliation of the WAL Share Incentive Trust account, utilising the T-Sec reconciliation as well as the statements of the EW Balderson account. We also utilised other information and reconciliations of the Alibiprops account, Hothouse Investments/Pilgrims Rest accounts, JCI Gold and Consolidated Investments accounts[338].

According to our reconciliation, the following WAR shares were transferred out of the WAL Share Incentive Trust to the reflected recipients:

Recipient	Shares
Morley Jepson	35 470
Ansbacher (Brownrigg)	305 165
Alibiprops	430 000
Hothouse Investments/Pilgrims Rest	257 000
JCI Gold	200 000
CMMS	1 530 900
Total	**2 758 535**

T-Sec further informed us that the majority of the share transfers, recorded above, were transferred on the instructions of Poole[339].

336 Refer Exhibit 2.1.82
337 Refer Annexures C, D and J
338 Refer Annexure J
339 Refer Exhibit 2.1.82

We established that the shares, transferred to Morley-Jepson and the Ansbacher accounts related to former directors of WAL, namely W Morley-Jepson and JF Brownrigg.

Our reconciliation of the WAL Share Incentive Trust reflected that 430 000 WAR shares were transferred to Alibiprops from the WAL Share Incentive Trust[340]. The Alibiprops reconciliation also reflected that 430 000 WAR shares were transferred from the WAL Share Incentive Trust[341].

Hothouse Investments received the aggregate of 257 000 WAR shares from the WAL Share Incentive Trust[342]. Hothouse Investments changed its name to Pilgrims Rest. The number of shares, recorded by T-Sec, as being transferred to Hothouse Investments, corresponds to the number of shares we already recorded that Pilgrims Rest received, earlier in this report[343].

The reconciliation from T-Sec recorded that CMMS received the aggregate of 1 530 900 WAR shares from the WAL Share Incentive Trust[344]. These shares are included in our reconciliation of *inter alia* the WAR shares in the Consolidated Investment account at T-Sec to establish the current holdings of WAR shares by JCI Gold, as reported on earlier in this report[345].

The 1 530 900 WAR shares received by CMMS for the WAL Share Incentive Trust, include the 500 000 WAL scrip lending agreement, reported on earlier in this report.

The reconciliation of T-Sec recorded that 200 000 WAR shares were transferred on 11 February 2001 form the WAL Share Incentive Trust to the JCI Gold account held at T-Sec[346]. This transfer is also included in our reconciliation of the current position of the WAR shares held by JCI Gold, as reported on earlier[347].

During our investigation, we established that 500 000 WAR shares were acquired by the WAL Share Incentive Trust during June 2001. The acquisition was done through HSBC Securities[348].

340 Refer Annexure J
341 Refer Annexure G
342 Refer Annexure J
343 Refer paragraph 7.1.2.4 *supra*
344 Refer Annexure J
345 Refer Annexures D
346 Refer Annexure J
347 Refer Annexures C and D
348 Refer Exhibit 2.1.88

The shares were acquired from SFSS Nominees (Pty) Limited who held the share in certificate format with share certificate number 21096, for R9 089 201.53[349].

Poole instructed Issy van Schoor at Computershare, in a fax dated 20 June 2001, to split the 500 000 WAR shares as follows:

- To JCI Gold 272 380 WAR shares; and
- To Tradek Balderson Nominees 227 620 WAR shares[350].

Poole recorded on the fax that the 272 380 WAR shares to JCI Gold was as *"Reimbursement of shares borrowed from JCI Gold by the Trust"*. He further recorded that the 227 620 WAR shares to Tradek Balderson Nominees was for the WAL Share Incentive Trust account.

Mercantile forwarded the WAR share certificates in respect of the split shares to Poole on 21 June 2001. The Mercantile letter recorded that the following certificates were issued as requested in Poole's fax dated 20 June 2001:

- Certificate number 22641, for 272 380 WAR shares to JCI Gold; and
- Certificate number 22642, for 227 620 WAR shares to Tradek Balderson Nominees[351].

Our reconciliation include the 227 620 WAR shares received by the WAL Share Incentive Trust in their account at T-Sec on 21 June 2001. We also included the acquisition of the balance of 272 380 WAR shares that went to JCI Gold. The net effect of the inclusion was that JCI Gold received 200 000 WAR shares that were transferred from the WAL Share Incentive Trust as well as the 272 380 WAR shares in certificated form. JCI Gold therefore in total received 472 380 WAR shares from the WAL Share Incentive Trust[352].

7.1.2.6 *Cool Ideas T-Sec account 686923*

T-Sec received 1 800 000 WAR shares in the Cool Ideas trading account number 686923, from ABSA Securities on 19 September 2002[353]. ABSA Securities confirmed to Van Zyl that the shares were transferred to T-Sec from an account held by RAR Kebble at ABSA Securities.

349 Refer Exhibits 2.1.88 and 2.1.89
350 Refer Exhibit 2.1.90
351 Refer Exhibit 2.1.91
352 Refer Annexure J
353 Refer Exhibit 2.1.99

Sale of WAR shares

Of the WAR shares received, 1 100 000 were sold into the market between 18 September 2002 and 17 October 2002. On 29 October 2002, 500 000 WAR shares were transferred to Computershare, and the balance of 200 000 WAR shares were sold into the market between 18 November 1002 and 24 February 2003[354].

The total proceeds of the 1 100 000 WAR shares sold between 18 September 2002 and 17 October 2002, came to R40 004 975.51. The proceeds were transferred out of the Cool Ideas trading account to the following receipients[355]:

Recipient	**Amount R**	**Date**
REC	3 723 239.06	30 September 2002
RAR Kebble	19 714 324.27	2 October 2002
REC	3 396 772.00	9 October 2002
CMMS	13 174 517.95	25 October 2002

The total proceeds of the 200 000 WAR shares sold between 18 November 2002 and 24 February 2003, came to R7 805 997.09. The proceeds as well as interest received on the Cool Ideas trading account were transferred to an ABSA account number 1028311695, held by RAR Kebble[356].

In an e-mail, dated 22 November 2003, Swanevelder indicated to De Beer, that the 200 000 WAR shares that were sold, appear to have been lent to Antrim, an entity belonging to RAR Kebble, and requested De Beer to process the required entires. The effect of the entires passed, was the creation of a loan account between JCI Gold and CMMS[357].

[354] Refer Exhibit 2.1.99
[355] Refer Exhibit 2.1.99
[356] Refer Exhibit 2.1.99
[357] Refer Exhibit 2.1.100

Accounting entires

The journal entries in the ledger of CMMS, processed by Swannevelder in the account of the entity Cool Ideas, indicated the sale of the 200 000 WAR shares during the period October 2002 to February 2003 and subsequent payments made to RAR Kebble on 6 December 2002, 12 December 2002, 17 December 2002, 3 January 2003 and 24 February 2003[358].

Based on the limited information available, it appears that RAR Kebble benefitted from the sale of 200 000 WAR shares that used to belong to JCI Gold. We could not identify any transactions indicating the repayment of these shares.

The 13 174 517.95 CMMS received from the Cool Ideas trading account was acknowledged in the CMMS books on 25 October 2002 as a debit in an account styled *"SUNDRY CREDITOR – RARK NO 13"*, account number 212200[359]. This entry appears erroneous as the R13 174 517.95 was genetrated from the sale of JCI Gold's WAR shares. The error was corrected with journal 491.

On 25 October 2002 journal 491 was processed in the books of CMMS[360]. The entries were:

Account	Description	Debit	Credit
151200	Loan – JCI Gold[361]		40 004 975.51
155761	Loan – REC[362]	3 723 239.06	
155761	Loan – REC[363]	3 396 772.00	
212200	Sundry creditor – RARK no 13[364]	13 174 517.94	
212200	Sundry creditor – RARK no 13[365]	19 714 324.27	
540300	Interesst received – Other		3 968.96
850150	Bank charges	91.20	

[358] Refer Exhibit 2.1.101
[359] Refer Exhibits 2.1.102 and 2.1.103
[360] Refer Exhibit 2.1.104
[361] Refer Exhibit 2.1.105
[362] Refer Exhibit 2.1.106
[363] Refer Exhibit 2.1.106
[364] Refer Exhibit 2.1.103
[365] Refer Exhibit 2.1.103

Total		**40 008 944.47**	**40 008 944.47**

The effect of the journal was that a JCI Gold inter company account in the books of CMMS was credited with the amount equal to the proceeds of the WAR shares sold in the Cool Ideas trading account. In the JCI Gold books of account the CMMS inter company loan account was debited with the proceeds of the WAR shares and the investment in WAL account was credited with the proceeds amount of R40 008 944.47[366]. These entries indicate that WAR shares of JCI Gold were sold and that the proceeds were received by REC, RAR Kebble and CMMS.

The entry in respect of the R13 714 324.27 cash that was received by CMMS, was recorded as a payment received from RAR Kebble with the credit in the CMMS account styled "*RARK NO 13*"[367]. The R13 174 517.95 credit was debited out of the account with journal 491 when the account styled "*SUNDRY DEBT – RAR KEBBLE*" account number 174520 was debited on 25 October 2002[368]. On 20 January 2003 the amount of R400 000.00, that was deposited into the CMMS bank account, was also debited to the account styled "*SUNDRY DEBT – RAR KEBBLE*". The aggregate of the debits of R19 714 32.27 transferred from the (*"SUNDRY CREDITOR RARK No13th account with journal 505 on October 2002")* and R400 000.00 was R20 114 324.27[369].

The R15 000 000.00 cash that CMMS received from the RAR Kebble ABSA Account 18, and credited to the account styled "*LOAN – ABSA*", was debited with interest out of the account with journal 577 on 31 March 2003[370]. The credit of R15 042 474.27 was processed as a credit to the account styled "*SUNDRY DEBT – RAR KEBBLE*"[371]. With journal 584, two further amounts of R2 016 893.50 and R1 660 970.80 were credited to the RAR Kebble sundry debt account whilst the amount of R3 117 055.52 was debited as interest. The amount of R2 016 893.50 was debited to an account styled "*LOAN – BNC*" and the amount of R1 660 970.80 debited to an account styled "*LOAN – INVESTAGE*"[372]. The effect of the credits and debit in the RAR Kebble sundry debt account was a debit balance of R4 511 041.22 that

[366] Refer Exhibit 2.1.107
[367] Refer Exhibits 2.1.102 and 2.1.103
[368] Refer Exhibit 2.1.104
[369] Refer Exhibit 2.1.108
[370] Refer Exhibits 2.1.109 and 2.1.110
[371] Refer Exhibit 2.1.111
[372] Refer Exhibit 2.1.111

was transferred to the account styled "*PROP BISHOP COURT/KIRSTENBERRY LODGE*" with journal 717 on 1 April 2003[373].

RAR Kebble ABSA account 20

The R19 714 324.29 of the proceeds of the 1 100 000 WAR shares that was sold on the Cool Ideas trading account and transferred to RAR Kebble, was deposited into his ABSA account 20 on 2 October 2002. This deposit settled the overdraft on the ABSA account 20 of about R19 677 448. A summary of the account reflects that CMMS received the amount of R16 000 000 from the ABSA account 20 on 28 October 2001[374]. The R16 000 000 cash received by CMMS from RAR Kebble was credited to the account styled "*SUNDRY CREDITOR – RAR KEBBLE*" on 15 March 2002[375]. This amount was again debited out of the account with a credit in the account styled "*LOAN – P – HOSTPROPS*"[376].

We were unable to verify if the credit to "*LOAN – P – HOSTPROPS*" relate to a specific debit in the account. The only possible related debit is R24 304 600 that was debited to the loan account during December 1999. We were however unable to obtain any supporting documentation in respect of this debit as this account seems to have survived the old accounting system at CMMS. The records of the old accounting system did not record any information in respect of a possible benefit that RAR Kebble might have received.

7.1.2.7 Summary of historical WAR share movement

The historical movement of the WAR shares, as discussed above, is summarised in this paragraph. We also compiled a schedule setting out the summary of the JCI Gold WAR shares and the WAL Share Incentive Trust and WAR shares respectively. The schedule also reflects a summary of the proceeds of the above shares.[377].

373 Refer Exhibits 2.1.111 and 2.1.112
374 Refer Exhibit 2.1.113
375 Refer Exhibit 2.1.114
376 Refer Exhibit 2.1.115
377 Refer Annexure K

JCI Gold

The aggregate of 1 021 038 WAL shares of JCI Gold were sold as follows:

- Alibiprops – 200 000 WAR shares;
- Pilgrims Rest – 370 000 WAR shares; and
- Beale's PLJ account – 451 038 WAR shares.

The proceeds of the sale of the WAR shares in the Alibiprops trading account, some R6 491 891.40, were transferred to RB Kebble's Standard Bank account.

The proceeds of the sale of the WAR shares in Beale's PLJ Financial Service account were transferred to the following recipients:

- Pilgrims Rest – R11 560 000.00;
- Bullishprops – R7 900 000.00;
- Beale's savings and credit card accounts – R54 653.81; and
- New Heights – R100 000.00.

The proceeds of the sale of the WAR shares in the Pilgrims Rest account were transferred to:

- Pilgrim's Rest Standard Bank account number 024970476 – R634 238.33; and
- Unknown cash and cheque recipients – R7 971 879.66.

T-Sec was unable to assist us in identifying the unknown recipients as some of the payments were made in cash. T-Sec informed us that they were unable to obtain the cheque requisitions and other supporting documentation in respect of the cash and cheque payments from their archive.

WAL Share Incentive Trust

The aggregate of 687 000 WAR shares of the WAL Share Incentive Trust were sold in the following accounts[378]:

- Alibiprops – 430 000 WAR shares; and
- Pilgrims Rest – 257 000 WAR shares.

[378] Refer Annexure J

The aggregate of 2 003 280 WAR shares were transferred to the accounts of JCI Gold (472 380 WAR shares) and CMMS (1 530 900 WAR shares)[379].

According to a note made by Poole, RB Kebble also received the proceeds of the sale of 165 800 WAR shares from the WAL Share Incentive Trust. The two separate transactions of 77 800 WAR shares and 88 000 WAR shares are included in our reconciliation[380].

RB Kebble was also the recipient of 330 000 WAR shares from the WAL Share Incentive Trust that was placed at Standard Bank, Bruma[381].

The 330 000 WAR shares that were placed at Standard Bank, Bruma, were placed with two separate certificates.

Beale requested Mercantile on 19 December 2000 to *'issue a Western Areas Limited share certificate for 285 000 ordinary shares, to be registered in the name of EDWIN W BALDERSON NOMINEES PTY LTD, PO BOX 61037, MARSHALLTOWN, 2107:'*[382]

She also drafted a letter to Standard Bank on 19 December 2000, for the attention of Mrs D Mostert. In the letter, Beale recorded *"at the request of Mr RB Kebble, I hereby attach a Western Areas Limited Certified Deed No. 1039/20357 "CM41" for 285 000 (two hundred & eighty five thousand) Western Areas Limited shares respectively, to be pledged to Standard Bank of SA Ltd, in terms of a banking facility for Mr RB Kebble"*. Beale further indicated that she will *"deliver an original Western Areas Limited share certificate for 285 000 ordinary shares on Thursday 21 December 2000."*[383]

The letter to Standard Bank recorded that it was received on 19 December 2000.

On 21 December 2000, Beale received the WAL share certificate number 20400 in the name of Edwin W Balderson Nominees (Pty) Limited, covering 285 000 WAR shares as requested. Beale recorded on the covering letter from Mercantile that *"These shares have been pledged at Standard Bank, Bruma (Debbie Mostert) from RBK's WAL S.I.S allocation"*. The *"WAL S.I.S"* refers to the WAL Share Incentive Trust[384].

The WAL share certificate for the 285 000 WAR shares was forwarded to Standard Bank on 21 December 2000[385].

---

379 Refer Annexure J
380 Refer Exhibit 2.1.92
381 Refer Exhibit 2.1.92
382 Refer Exhibit 2.1.93
383 Refer Exhibit 2.1.94
384 Refer Exhibit 2.1.95
385 Refer Exhibit 2.1.96

On 9 January 2001, an additional 45 000 WAR shares, covered with certificate number 19890, was delivered to Standard Bank, Bruma. This certificate was also in the name of Edwin W Balderson Nominees (Pty) Limited[386].

The proceeds of the WAR shares, sold in the Alibiprops account, were transferred to[387]:

- RB Kebble's Standard Bank account – R9 525 379.32;
- CMMS – R700 050.98; and
- WAL Share Incentive Trust – R11 522.22.

The proceeds of the WAR shares, sold in the Pilgrims Rest account, were transferred to[388]:

- Pilgrims Rest account – R1 264 201.82;
- FNB Tygerberg – R1 400 000.00; and
- Unknown recipients – R1 818 262.57.

We are aware that RB Kebble and Buitendag had an investment account at FNB Tygerberg, account number 62009609613. We obtained confirmation form the hard drive of Poole that other transfers were made to this account at FNB from the Pilgrims Rest Standard Bank account[389].

Therefore, the possibility that the R1 400 000.00, transferred from the Pilgrims Rest account at T-Sec to the FNB Tygerberg bank account during March 2001, was transferred to the investment account of RB Kebble and Buitendag cannot be excluded at this stage.

JCI Gold returned the aggregate of 2 983 163 WAR shares from their Computershare CSDP account to the WAL Share Incentive Trust account[390].

The WAL Share Incentive Trust received 202 917 WAR shares less than the WAR shares transferred from the JCI Gold CSDP account at Computershare, into the WAL Share Incentive

386 Refer Exhibit 2.1.97
387 Refer Annexures G and K
388 Refer Annexures H and K
389 Refer Exhibit 2.1.98
390 Refer Annexure J

Trust in comparison of the shares transferred to Alibiprops, Pilgrims Rest, JCI Gold and CMMS[391].

Conclusion

In conclusion, we record three separate scenarios that should be considered in the assessment of the position regarding the WAL Share Incentive Trust transactions.

WAL take full responsibility for all shares sold by or on behalf of RB Kebble

If WAL take full responsibility for the shares that RB Kebble and related entities obtained from the WAL Share Incentive Trust, they received 979 883 WAR shares in excess from JCI that should be returned to JCI. In this regard we need to point out that we have seen no evidence indicating a contract between JCI, or its subsidiaries, and the WAL Share Incentive Trust, regarding an obligation on JCI, or its subsidiaries, to assume the obligation to replace shares appropriated from the WAL Share Incentive Trust[392].

JCI take full responsibility for all shares sold by or on behalf of RB Kebble

If JCI take full responsibility for the shares that RB Kebble and related entities obtained from the WAL Share Incentive Trust, they should give 202 917 WAR shares back to the WAL Share Incentive Trust[393].

WAL and JCI share responsibility

If JCI accepts the responsibility for the WAR shares that RB Kebble and related entities obtained from the WAL Share Incentive Trust, that they were not entitled to, and WAL accepts the responsibility for the WAR shares that RB Kebble was entitled to, then the WAL Share Incentive Trust should give 297 723 WAR shares back to JCI[394].

[391] Refer Annexure J
[392] Refer Annexure J
[393] Refer Annexure J
[394] Refer Annexure J

Summary of inflow of funds to RB Kebble's Standard Bank account

We were provided with summarised schedules in respect of the annual inflow of funds pertaining to RB Kebble's Standard Bank account for the calendar years, the overall figures being depicted in the table below:

Calendar year	Overall Inflow of funds R	Overall Outflow of funds R
2001	28 980 639.47	31 463 261.68
2002	30 540 462.25	28 963 261.52
2003	127 478 041.36	126 022 187.43
2004	130 452 343.53	107 125 023.55

We furthermore noted monthly inflow of fund schedules, which summarised the figures mentioned above. From the said monthly summaries we *inter alia* noted that funds flowed into RB Kebble's account from the following sources:

Source of transfer into RB Kebble's Standard Bank account	Total	2002	2003	2004
Tradek	72 772 831	800 000	63 172 831	8 800 000
Tradek Balderson	15 600 000	-	-	15 600 000
T-Sec	10 000 000	-	-	10 000 000
Tlotlisa	16 830 000	-	-	16 830 000
George Poole	12 940 000	3 280 000	690 000	8 970 000
Tuscan Mood	68 580 818	-	40 684 818	27 896 000
New Heights	2 093 000	2 093 000	-	-
Bullishprops	970 000	970 000	-	-
Hothouse	5 253 213	5 003 213	250 000	-
Total	**205 039 862**	**12 146 213**	**104 797 649**	**88 096 000**

We did not analyse the 2001 year as it does not have a specific bearing on the aspects discussed in this particular paragraph.

Cognisance should however be taken that we did not verify the accuracy of the said schedules and the figures quoted in the tables above. We accepted the information provided to us in the above said schedules at face value.

We note that there appears to have been an inflow into RB Kebble's Standard Bank account of at least R205 039 862 during the 2002 to 2004 calendar years, which as per the schedules prepared by the accountant of RB Kebble, may relate to sources described in this paragraph of the report, where proceeds of sales of shares were generated and some thereof transferred to the Standard Bank account of RB Kebble.

7.2 REC shares

7.2.1 Current position

We obtained a reconciliation of the JCI Limited group investment in REC on 31 March 2005 from Schalkwijk[395].

According to the reconciliation, the JCI Limited group held the aggregate of 10 384 581 REC shares as tabled below:

Shareholder	Shares
JCI Limited	4 283 276
CMC	1 254 276
CMMS	4 847 029
Total	**10 384 581**

Schalkwijk indicated in the reconciliation that the 10 384 581 REC shares were held as set out below for each of the shareholders reflected above.

7.2.1.1 *CMC CSDP account 1800052847*

In the CMC CSDP account number 1800052847, there were 600 000 REC shares on 31 March 2005[396]. This was also confirmed by Computershare in a letter dated 9 May 2005 to Charles Orbach & Company[397].

[395] Refer Exhibit 2.2.1
[396] Refer Exhibit 2.2.1

Computershare recorded in the letter that the 600 000 REC shares were pledged to Sasfin. Schalkwijk noted in her reconciliation that the shares were pledged to Sasfin "*for JCI Debentures*". Computershare also recorded that 20 216 REC shares were not pledged.

The aggregate of REC shares in the CMC CSDP account on 31 March 2005 was 620 216.

7.2.1.2 *JCI CSDP account 1900010887*

Schalkwijk's schedule reflected that 2 650 000 REC shares were pledged to Sasfin from the JCI CSDP account at Computershare "*for JCI Debentures*"[398]. Computershare confirmed in their letter to Charles Orbach & Company that the 2 650 000 REC shares were pledged to Sasfin[399].

In her schedule, Schalkwijk further recorded that 3 000 000 REC shares were held as security "*for Letseng Diamonds Gernsey shares*". Schalkwijk further recorded that the shares were held in terms of a "*Scrip lending agreement between Equitant and JCI Limited*".

We obtained the relevant directors' resolutions from JCI Limited and Equitant from the hard drive of Van Straaten's computer[400].

The resolution of JCI limited recorded that "*the Company had entered into a Scrip Lending Agreement ("the Agreement") with Equitant whereby the Company had borrowed 3,000,000 (three million) ordinary shares in Randgold & Exploration Company Limited, Registration No. 1992/005642/06, from Equitant for the period from signature date to 30 April 2004 or pursuant to clause 7 of the Agreement*". It was resolved that "*the Company enters into the Scrip Lending Agreement referred to in the preamble above, in accordance with the terms and conditions contained in the Agreement*"[401].

The Equitant resolution recorded the same information and resolved that they enter into the scrip lending agreement with JCI Limited for JCI Limited to borrow the 3 000 000 REC shares[402].

[397] Refer Exhibit 2.2.2
[398] Refer Exhibit 2.2.1
[399] Refer Exhibit 2.2.2
[400] Refer Exhibits 2.2.3 and 2.2.4
[401] Refer Exhibit 2.2.3
[402] Refer Exhibit 2.2.4

We further obtained a copy of the scrip lending agreement between Equitant and JCI Limited from the hard drive of Beale's computer[403]. The agreement recorded that JCI Limited borrowed the 3 000 000 REC shares from Equitant. The agreement obtained from Beale's computer, indicated that the agreement was signed on 27 November 2003 in Johannesburg.

7.2.1.3 CMMS T-Sec account 648410

The T-Sec statement for March 2005 reflected the balance of 168 465 REC shares held in the account[404]. Schalkwijk recorded in her schedule that the 168 465 REC shares were "*Pledged for positions with Axon*"[405].

In her schedule, Schalkwijk further recorded 3 945 900 REC shares as "*Scrip returned by SASFIN but only recorded by T Sec on 6 April 2005*"[406]. Schalkwijk provided us with a copy of a letter from Sasfin, dated 1 April 2005[407]. This letter was addressed to Computershare for the attention of Lowery.

Sasfin confirmed to Computershare that the 3 945 900 REC shares, pledged by JCI Limited to Sasfin, could be released[408].

7.2.2 The sale of REC shares issued to Masupatsela Angola

7.2.2.1 The transaction

On 21 June 2004, REC published a notice through its sponsoring broker, Sasfin Corporate Finance, captioned "*Acquisition of various strategic prospecting licenses, mining licenses, and mining assets in Angola*". The effective date of these transactions would have been 23 June 2004 and one of the acquisitions was described in the following manner[409]:

"-Masupatsela Angola Ventures (Pty) Limited ("Masupatsela") – a 20% interest in the Dando Kwanza alluvial diamond prospecting concession situated in the BIE province of central Angola from Masupatsela for the issue of 1 492 000 Randgold ordinary shares at R18,50 per share;"

403 Refer Exhibit 2.2.5
404 Refer Exhibit 2.2.6
405 Refer Exhibit 2.2.1
406 Refer Exhibit 2.2.1
407 Refer Exhibit 2.2.7
408 Refer Exhibit 2.2.7
409 Refer Exhibit 2.2.8

It is apparent that Masupatsela Angola did not exist at the time as, on 7 July 2004, Beale advised Van Straaten that the name of Masupatsela Angola Ventures had to be reserved for a shelf company named and styled Cream Magenta 17 (Pty) Limited[410]. The directors were to be Dwafina Ongama Koyana and Jose Josiah Mashele, appointed on 28 May 2004.

Masupatsela Investment Holdings (Pty) Limited would be the shareholder of this company, the shares to have been issued on 28 May 2004. The company profile of this company, maintained at JCI Limited, recorded that these shares were only registered on 11 August 2004. It appears that Masupatasela Angola was still a shelf company when the above mentioned transaction was announced and Masupatsela Angola would have acquired the assets to be sold to REC.

On 18 June 2004, Beale certified an extract of a resolution of the directors of REC, recording a resolution to the effect that REC would issue 1 492 000 ordinary shares in the issued share capital of REC to Masupatsela Angola[411].

We found a document purporting to be a sale of mining rights agreement by and between Masupatsela Angola and REC. It appears that this document was signed by Dwafina Ongama Koyana, on behalf of Masupatsela Angola, and by Buitendag, on behalf of REC[412]. The document recorded an agreement between the parties to the effect that REC purchased from Masupatsela Angola a 20% interest in the Dando Kwanza alluvial diamond prospecting concession in Angola and that, as consideration for such, REC would issue to Masupatsela Angola some 1 492 000 ordinary shares in the issued share capital of REC. These shares had to be delivered to Masupatsela Angola within ten business days from the date upon which the contract was signed. The last page of the document reflected a signature date of 18 June 2004, in manuscript.

REC share certificate number 63350, dated 22 June 2004, was issued to Masupatsela Angola, recording that 1 492 000 ordinary listed shares in the issued share capital of REC was issued to Masupatsela Angola[413].

To the above mentioned certificate was attached a share transfer form, signed by an unknown person[414]. It refers to the above mentioned shares and, at section B thereof, was recorded the following with a date of 2 November 2004:

[410] Refer Exhibit 2.2.9
[411] Refer Exhibit 2.2.10
[412] Refer Exhibit 2.2.11
[413] Refer Exhibit 2.2.12
[414] Refer Exhibit 2.2.13

"Handed to P. Gray at T-Sec"

The signature on the share transfer form appears to resemble that of the person who signed the sale of mining rights agreement on behalf of Masupatsela Angola, referred to above, but we stress that we cannot conclude thereon as we are not experts in the analysis of disputed documents.

On 3 December 2004, Beale asked Steenkamp at T-Sec to prepare a letter of confirmation to Charles Orbach and Co, with the following wording[415]:

"We hereby declare that Tlotlisa Securities (Pty) Limited received a Randgold & Exploration Company Limited share certificate from Trish Beale on 2 November 2004, registered in the name of Masupatsela Angola Mining Ventures (Pty) Limited for 1,492,000 shares."

and Beale further recorded the following:

"For your info I handed the certificate + signed CM42 to Chris Lamprecht, who then handed it to Peter Gray on 2 November, and the auditors require this info "sorry"."

According to Lamprecht, CMMS was required to increase the collateral of the facility at Socgen and he enquired from Buitendag which shares, if any, were available for such purposes. Buitendag then gave him the certificate referred to herein *supra*.

The T-Sec account statement for the Consolidated Investments trading account number 648410 for the month ended 26 November 2004, recorded the following sales of REC shares[416]:

Date	Number of shares	Proceeds R
08 November 2004	1 000 000	14 707 782.56
15 November 2004	110 800	1 579 208.65
16 November 2004	66 100	943 221.05
17 November 2004	30 700	437 617.79
18 November 2004	40 000	568 335.47
19 November 2004	5 000	71 033.91

[415] Refer Exhibit 2.2.14
[416] Refer Exhibit 2.2.15

Date	Number of shares	Proceeds R
19 November 2004	100 000	1 400 922.30
23 November 2004	80 300	1 014 743.32
Total	**1 432 900**	**20 722 865.05**

We have seen no evidence of a loan agreement having been entered into by and between CMMS, who sold the shares, and Masupatsela Angola.

7.2.2.2 *Effect of the transaction*

Depending on whether Dwafina Ongama Koyana signed the share transfer form or not, the use of the shares, issued to Masupatsela Angola, may or may not have been with the authority of Masupatsela Angola. Irrespective thereof, CMMS received the benefit of the shares. We saw no evidence of CMMS having assumed an obligation in respect of such benefit received.

7.2.2.3 *Accounting entries*

Journal 2163, processed on 26 November 2004, recording the transactions performed by T-Sec on that day, credited the sale of the REC shares, issued to Masupatsela Angola, to ledger account 171761-Shares-Randgold and Exploration and the debit was processed to CMMS ledger account number 211 450-Sundry Creditor/T-Sec/Consolidated Investments.

The above journal was processed in the relevant ledger account 211450[417], recording a reduction in the outstanding debt in respect of the treasury facility at Socgen, and in ledger account 171671[418], recording a reduction in REC shares.

Effective 31 March 2005, a journal was processed in account 171761, debiting the holding in REC shares and crediting investments. This seems erroneous in respect of a credit of some R20 722 865.05, processed on 26 November 2004, as such credit represents the shares of Masupatsela Angola, sold as set out herein.

[417] Refer Exhibit 2.2.16
[418] Refer Exhibit 2.2.17

8 The exposure of JCI Limited to REC in terms of RRL shares sold

8.1 Introduction

RRH was a wholly owned subsidiary of REC during the period September 2003 to August 2005. At the beginning of this period, RRH, we understand, held approximately 39% of the issued listed ordinary shares of RRL. These shares were listed on the Nasdaq stock exchange. Both REC and RRL were issuers of financial statements, regulated by the SEC. JCI Limited was a related party to REC with ordinary shares listed on the JSE. JCI Limited was an issuer of financial statements in South Africa. We found no evidence indicating that JCI Limited and its subsidiaries, particularly CMMS, owned any RRL shares.

Effectively, at 16 June 2004, the RRL shares were split to the effect that the holder of an RRL share would, after such date, hold two RRL shares for every one RRL share held prior to such date. For purposes of the split, two RRL shares were then worth the value of the pre split value prior to further trading. In this regard, the Form 20F in respect of RRL disclosed the following[419]:

"As of June 11, 2004, RRL effectuated a subdivision of its ordinary shares, which increased its issued share capital from 29,273,685 to 58,547,370 ordinary shares. In connection with this "share split", RRL's ordinary shareholders of record on June 11, 2004 received two additional $0.05 ordinary shares for every one $0.10 ordinary share they held. Following the share split, each shareholder held the same percentage interest in RRL, however, the trading price of each share was adjusted to reflect the share split. ADR holders were affected the same way as shareholders and the ADR ratio remained 1 ADR to 1 ordinary share."

RB Kebble, RAR Kebble and Buitendag were directors of JCI Limited, REC and RRH during the above referred to period. Poole appears to have been the company secretary of JCI Limited and REC.

During the above mentioned period, significant numbers of RRL shares were sold for an aggregated amount of some R1.016 billion at the time. These transactions were all facilitated by T-Sec and Investec UK. (The mechanics of these sales are the subject of an investigation performed by Umbono Forensics and are not dealt with herein in so far as it is not necessary to do so).

[419] A public document

In this section we set out such evidence that we could find, indicating the nature and extent of the obligations arising from the aforementioned sale of RRL shares, the identity of the party(ies) on whom the obligations rests and the manner in which the obligations were disclosed.

8.2 RRL shares sold

The RRL shares sales were effected by means of the following three transactions:

- Sales of RRL shares in the Consolidated Investments trading account number 648410 and the CMMS trading account number 660415 at T-Sec;
- Sales of RRL shares in terms of a funding arrangement between JCI Limited and Investec UK; and
- Sales of RRL shares in what we refer to as the Alibiprops transaction, ie RRL shares sold in the trading account named and styled *"Alibiprops 13 (Pty) Limited"* with T-Sec trading account number 669465.

The following sales of RRL shares were achieved in the Consolidated Investments trading account number 648410 at T-Sec:

- During the period 25 September 2003 to 21 November 2003, 575 000 RRL shares were sold, raising R92 595 105.66 in cash[420];
- During the period 7 April 2004 to 15 June 2004, 1 550 000 RRL shares were sold, raising R191 536 496.00 in cash[421]; and
- During the period 16 June 2004 to 19 August 2005, 5 000 000 RRL shares were sold, raising R379 298 824.00 in cash[422].

The proceeds of these sales were credited to the Consolidated Investments trading account number 648410 at T-Sec[423].

[420] Refer Exhibit 3.1
[421] Refer Exhibit 3.1
[422] Refer Exhibit 3.1
[423] Refer Exhibit 3.1

On 12 February 2004, 31 000 RRL shares were sold out of the CMMS trading account at T-Sec, raising some R4 608 150 in cash[424]. The proceeds of this transaction were credited to the said trading account of CMMS at T-Sec[425].

The following sales of RRL shares were achieved by Investec UK in terms of the funding transaction between Investec UK and JCI Limited (The cash amounts, generated from the sales of these shares and, which were made available to JCI Limited, do not include R13 180 704.00, paid to Investec UK in the form of an option fee due in terms of the funding arrangement):

- On 19 March 2004, 811 265 RRL shares were sold, raising some R61 659 083.64[426]. Buitendag and Stratton instructed Investec UK to pay this amount directly to Socgen Johannesburg Branch, Swift code SOGEZAJJXXX, SARBZAJ2 for the account of T-SEC on behalf of JCI Limited[427];
- On 26 March 2004, 909 692 RRL shares were sold, raising some R68 352 825.12[428]. Swanevelder instructed Investec UK to pay the proceeds of this transaction to the bank account number 5049 181 2176 of CMMS at FNB[429].
- On 7 April 2004, 909 692 RRL shares were sold, raising some R71 220 894.46[430]. Swanevelder instructed Investec UK to pay the proceeds of this transaction to the bank account number 01389620307 of Investec at ABSA[431]; and
- On 7 April 2004, 98 426 RRL shares were sold, raising some R7 544 887.41[432]. Swanevelder instructed Investec UK to pay the proceeds of this transaction to the bank account number 01389620307 of Investec at ABSA[433].

---

424 Refer Exhibit 3.1
425 Refer Exhibit 3.1
426 Refer Exhibit 3.2
427 Refer Exhibit 3.3
428 Refer Exhibit 3.2
429 Refer Exhibit 3.4
430 Refer Exhibit 3.2
431 Refer Exhibit 3.5
432 Refer Exhibit 3.2
433 Refer Exhibit 3.6

Over and above the above referred to transactions, a transaction, generally referred to as the Alibiprops transaction, was performed during the period 17 November 2003 to 30 March 2004. In terms hereof, 1 389 000 RRL shares were sold by T-Sec in the Alibiprops trading account number 669 465 at T-Sec (It is our understanding that Umbono Forensics has investigated the authority of REC for these transactions and whether these transactions were in the interest of REC). Initially, these transactions appear to have been treated in the books of CMMS as a loan of RRL shares from REC, which were on lent to Alibiprops. These entries were however reversed in the books of CMMS. However, it is evident that, of the proceeds of some R202 168 144, generated from the sale of these shares, R139 484 675 was paid to or on behalf of CMMS and its fellow subsidiaries[434]. It thus follows that CMMS and its fellow subsidiaries benefited from the proceeds of some 958 326 RRL shares sold in the Alibiprops transaction. Depending on the nature of the transaction underlying the sale of such RRL shares in the Alibiprops transaction, CMMS and its fellow subsidiaries appear to either have an obligation to return 1 916 652 RRL shares (due thereto that the Alibiprops transaction was performed prior to the split of the RRL shares) to RRH, in addition to those mentioned above, or to repay the monetary benefit obtained. This aspect would be determined with reference to the nature of the Alibiprops transaction, dealt with *infra* and would mainly depend on whether the facts indicate that Alibiprops was a party acting independently from CMMS in appropriating RRL shares from RRH and then lent an amount of money to CMMS, or not.

The result of the above mentioned transactions can thus be summarised as follows in the table below:

Transaction	Period	Number of shares sold	Amount of proceeds R
CMMS	12 February 2004	31 000	4 608 150.00
Consolidated Investments	25 September 2003 – 21 November 2003	575 000	92 595 105.66
Consolidated Investments	7 April 2004 - 15 June 2004	1 550 000	191 536 496.00
Consolidated Investments	16 June 2004 - 19 August 2005	5 000 000	379 298 824.82
Investec UK	19 March 2004	811 265	61 659 083.64

[434] Refer Exhibit 3.7

Transaction	Period	Number of shares sold	Amount of proceeds R
Investec UK	26 March 2004	909 692	68 352 825.12
Investec UK	7 April 2004	909 692	71 220 894.46
Investec UK	7 April 2004	98 426	7 544 887.41
Alibiprops	8 January 2004 – 30 March 2004	958 322	139 484 675.00
Total	25 September 2003 - 19 August 2005	**10 843 397**	**1 016 300 942.11**

8.3 The current effect of the transaction subsequent to the split in RRL shares

Assuming that the RRL shares sold, as set out above, had to be returned to RRH (we deal with this issue below), the amount of RRL shares, which would have to be returned to RRH, can be calculated as set out in the table below, providing for the effective split in the RRL shares at 16 June 2004:

Transaction	Period	Number of shares sold	Number of shares to be returned
CMMS	12 February 2004	31 000	62 000
Consolidated Investments	25 September 2003 - 21 November 2003	575 000	1 150 000
Consolidated Investments	7 April 2004-15 June 2004	1 550 000	3 100 000
Consolidated Investments	16 June 2004-19 August 2005	5 000 000	5 000 000
Investec UK	19 March 2004	811 265	1 622 530
Investec UK	26 March 2004	909 692	1 819 384
Investec UK	7 April 2004	909 692	1 819 384
Investec UK	7 April 2004	98 426	196 852
Alibiprops	8 January 2004 - 30 March 2004	958 322	1 916 644
Total	25 September 2003-19 August 2005	**10 843 397**	**16 686 794**

Assuming a share price of USD17 for RRL shares and a Rand/USD exchange rate of some R6.38, an amount of R1 809 849 677.24 would then have been required to fund the return of the RRL shares sold to RRH[435]. This includes the effect of the shares sold in the Alibiprops transaction which, depending on the construction afforded the transaction, would account for either R207 879 208.24 or R139 484 675.00 in this balance.

8.4 The facts relating to the sale of RRL shares in the Consolidated Investments account

The Consolidated Investments trading account number 648410 and the CMMS trading account number 660415 at T-Sec were used for purposes of trading in listed shares on behalf of CMMS. It is evident from the evidence, referred to at 8.2 *supra*, that the RRL shares were traded in these accounts and that the proceeds of the sales of such RRL shares were applied towards CMMS as explained *infra*. It thus follows that, given the fact that CMMS did not own RRL shares, some relationship must have existed in terms whereof CMMS obtained the right to sell the RRL shares and use the proceeds of such transactions.

8.4.1 The Bookmark transaction

The primary documents, which were drafted in order to represent this issue, comprised the following, although we have been advised that they may not have reflected the correct state of affairs:

- A resolution by the directors of Bookmark, dated 1 February 2004;
- A document purporting to be a scrip lending agreement between RRH and Bookmark, dated 6 February 2004; and
- A letter, on a Bookmark letterhead, signed by Rasethaba and dated 31 March 2005, in which Rasethaba confirms the obligation of Bookmark to RRH to return RRL shares to RRH.

[435] The published price on Nasdaq of the last sale of shares under the code GOLD on 13 January 2006 at 14h10 South African Standard Time.

The first mentioned document purports to be a resolution of the directors of Bookmark, signed on 1 February 2004 by Rasethaba, ME Mkwanazi and T Mosololi and having as its affect a decision by Bookmark to enter into a scrip lending agreement with RRH for borrowing from RRH some 5 000 000 RRL shares[436].

This document then refers to a document, purporting to be a scrip lending agreement by and between RRH, on the one part, and Bookmark, on the other part, signed on 6 February 2004 by Buitendag, on behalf of the former, and Rasethaba, on behalf of the latter. The agreement is simple to the extent that it achieves the borrowing by Bookmark of some 7 000 000 RRL shares from RRH, to be returned at 30 May 2006, or upon a termination notice being issued by RRH. It appears that the RRL shares were to be lent to Bookmark for purposes of Bookmark funding the purchase of approximately 19 000 000 million WAR shares from Anglo[437].

We found the soft copies of the above referred to documents amongst the documents imaged electronically. One set, bearing the date 2004 in the signature clauses and in other dating clauses, were sent to Griffiths on 18 April 2005. This e-mail reads as follows[438]:

*"**Sender:** Trish Beale </O=JCI LIMITED/OU=HEAD OFFICE/CN=RECIPIENTS/CN=TBEALE>*
***Subject:** SCRIP LENDING AGREEMENT BETWEEN RR(H) AND BOOKMARK*
***Recipient:** Gareth - Mweb </O=JCI LIMITED/OU=HEAD OFFICE/CN=RECIPIENTS/CN=GARETH>;*
Brett Kebble </O=JCI LIMITED/OU=HEAD OFFICE/CN=RECIPIENTS/CN=BKEBBLE>
***Sent Date:** 2005/04/18 16:27:41*
***Delivered Date:** 2005/04/18 16:27:47*
***Type:** Note*

Hi Gareth

As per your request (and Brett's), attached is the Scrip Lending Agreement. In accordance with the covering letter from Bookmark to RR(H) dated 31 March 2005, which is attached to the signed Scrip Lending Agreement, RR(H) has loaned Bookmark a total of 9,890,500 Randgold Resources shares as at 31/12/2004. "

---

436 Refer Exhibit 3.8
437 Refer Exhibit 3.8
438 Refer Exhibit 3.9

The documents, attached to this e-mail, are the resolution of Bookmark and the scrip lending agreement referred to above. We found the electronic properties of these documents, which recorded the following information regarding the creation of the document:

> "**Document Properties**
> **Title:** *SCRIP LENDING AGREEMENT*
> **Author:** *MWelsfor*
> **Template:** *Normal*
> **Last saved by:** *tbeale*
> **Revision number:** *16*
> **Application:** *Microsoft Word 9.0*
> **Total editing time:** *01:30:00*
> **Last printed:** *2005/03/15 13:34:00*
> **Created:** *2005/03/14 08:07:00*
> **Last saved:** *2005/03/18 09:55:00*
> **Company:** *Western Areas Limited*"

It is apparent from the information, recorded in the properties, that the document was last saved by Beale on 18 March 2005 at 09h55:00 and, as per the e-mail header, then sent to Griffiths on 18 April 2005 at 16h24:41. We found another electronic copy of the above referred to agreement. The properties of this document, which was revision 16 of the said document, indicated that the author of the document was "*MWelsfor*" of the company "*Western Areas Limited*". The document was created on 14 March 2005 at 10h07:00, was printed on 15 March 2005 at 15h34:04 and modified by "*tbeale*" on 18 March 2005 at 12h34:00 after a total editing time of some 90 minutes.

Beale's e-mail of 18 April 2005 to Griffiths records that, on his and RB Kebble's instructions, she has attached the scrip lending agreement in accordance with a covering letter of Bookmark, dated 31 March 2005. We found the hard copy of such letter, attached to which was found a copy of the relevant scrip lending agreement, which must have been so attached after 31 March 2005 as, according to Beale's e-mail, she sent the draft of the agreement to Griffiths, it having being drafted in accordance with the Bookmark letter of 31 March 2005. This letter, appearing to have been signed by Rasethaba, recorded the following[439]:

[439] Refer Exhibit 3.10

"I hereby confirm on behalf of the board of Directors of Bookmark Holdings (Pty) Limited ("Bookmark"), that Randgold Resources (Holdings) Limited has loaned Bookmark a total of 9,890,500 Randgold Resources Limited shares as at 31 December 2004, and refer to the attached Scrip Lending Agreement dated 6 February 2004."

We found the electronic copy of this document amongst the documents imaged by us[440]. The properties of this document recorded that it was authored by "*29538*" of the company "*JCI*". The document was created on 31 March 2005 at 12h56:10, was modified on 31 March 2005 at 14h27:53 and was printed on the same day at 13h22:00. The document comprised the fourth version thereof and was last saved by "*tbeale*" after a total editing time of some 34 minutes.

From the above it is evident that the scrip lending agreement and the relevant resolutions of Bookmark and RRH were created during March 2005. These documents were already, at the time of creation and modification, electronically dated for the year 2004. The letter by Bookmark was created on 31 March 2005. The scrip lending agreement and resolutions were sent to Griffiths on 18 April 2005. These documents thus appear not to have existed at 6 February 2004 and appear to have been backdated when they were signed. It is thus evident that these documents were made during 2005 and backdated to make it appear that the ostensible agreement, recorded therein, already existed in writing on 6 February 2004. It is clear that it did not.

As the agreement documents have been backdated, the question arises of what, if any, agreement existed between RRH and Bookmark regarding the disposition of the RRL shares, at least prior to March 2005.

We refer firstly to the confirmation letter by Rasethaba on 31 March 2005. This letter was clearly written to serve as a confirmation of debt to RRH due to the financial year end of REC being in December 2004. The letter recorded that 9 890 000 RRL shares have been lent to Bookmark as at 31 December 2004. This seems wrong as only 4 843 000 shares were sold by T-Sec as at 31 December 2004. If one calculates the post split obligation to return the RRL shares to RRH as at 31 December, then 8 388 000 shares had to be returned, again not agreeing to the confirmation set out in the letter. The number of shares lent, recorded in this letter, does not agree to the number of RRL shares to be lent in terms of the ostensible scrip lending agreement, being seven million.

[440] Refer Exhibit 3.11

In the second instance, we refer to the following aspects of the scrip lending agreement that do not reflect what actually happened, given the fact that the document, embodying the ostensible agreement between RRH and Bookmark, were compiled during March 2005, after the fact, and when it would be reasonable to expect that it recorded events accurately:

- Clauses 1.3.9 and 1.3.10 of the document refer to 7 000 000 RRL shares being lent. Not only does this not agree with the 9 890 000 RRL shares, referred to in Rasethaba's letter, but it does not accord with any of the sales of RRL shares identified by us;
- Clause 3.2 of the document, read with clause 1.13.10 of the document, indicates that, prior to 6 February 2004, 2 000 000 RRL shares were lent to Bookmark. We could not identify these shares as part of the sales or transfers effected by T-Sec;
- Clause 4.2 seems to indicate that RRH would deliver the RRL shares to Bookmark as detailed in a borrowing notice from time to time, with the appropriate executed instruments to evidence the transfer of the securities. We have seen no evidence hereof in respect of the RRL shares referred to herein before and detailed in the tables above. In fact, in a statement, made to Tabacks Inc, Poole indicated that he received an envelope containing ten to twelve RRL share certificates, reflecting the existence of one million RRL shares each. Apparently, RB Kebble told him to keep these certificates safe until Poole was instructed to hand them to T-Sec, who would sell the shares in order to raise cash for JCI Limited and REC. This course of action does not agree with that which is recorded in the ostensible agreement between RRH and Bookmark; and
- The ostensible agreement with Bookmark does not explain why CMMS received the proceeds of the RRL shares sold.

Based upon the above mentioned facts, it appears that the ostensible agreement, recorded in the document purporting to be an agreement between RRH and Bookmark, and the letter of Rasethaba, dated 31 March 2005, is not a reflection of the transactions described at 8.2 and 8.3 *supra*. It does however not mean that these documents are not relevant to those transactions, but such relevance is examined hereunder at 8.8 *infra*.

8.4.2 The JCI Limited and Alibiprops draft contracts

It then remains to be determined what contract underpinned the transactions set out at 8.2 *supra* and who would be liable for the obligations set out at 8.3 *supra*.

The first indications of what these transactions were comprised of can be found in an e-mail to Steenkamp, which reads as follows[441]:

"-----Original Message-----
From: Johan Ras [mailto:johan@axonxchange.co.za]
Sent: 01 July 2004 09:45
To: 'Leonard Steenkamp'
Subject: RE: Info needed by SARB regarding RRL

Hi Leonard

Thanks for this. Please also note that we need the board resolutions and letter as follows:

An official letter from Randgold Resources Limited (the local beneficial owners) confirming that the shares may be pledged to Societe Generale Johannesburg Branch as collateral for securities lending transactions entered into by Tsec. Note that the nominal value of the shares to be pledged must be stipulated.

A Board resolution from Randgold authorising the pledge and the official/s to issue the required letter."

We furthermore had sight of an e-mail of Beale, dated 11 February 2005, in which she refers to a number of attached draft agreements, dealing with the RRL shares. This e-mail reads as follows:[442]

"Sender: *Trish Beale </o=JCI Limited/ou=Head Office/cn=Recipients/cn=tbeale>*

Subject: *FW: Randgold & Exploration memorandum and copy of 13G*

Recipient: *John Stratton </o=JCI Limited/ou=Head Office/cn=Recipients/cn=JStratton>;*

---

[441] Refer Exhibit 3.12
[442] Refer Exhibit 3.13

GeorgeTurbine </o=JCI Limited/ou=Head Office/cn=Recipients/cn=g>

Sent Date:	*2005/02/11 19:46:54*
Delivered Date:	*2005/02/11 19:46:00*
Type:	*Note*

Dear Brett, John, Hennie and George

I've attached draft agreements for your urgent comments, and Fulbright have requested that the 13G be faxed to them over the weekend so they can start preparing it (into the format required by SEC). They have also requested that John Berry should view the status of the RRL shares due to him being the legal representative for Randgold - I have not handed any documentation to John, and will only do so on the instruction from you.

The documents attached are as follows:

1st attachment - Schedule 13G completed last year for reference purposes.

2nd attachment - letter from Fulbright.

3rd attachment - URGENT - Schedule 13G for completion by Monday morning, 14/2.

4th attached agreement - these shares were sold in Consolidated Investments i.e. 3,638,000?

5th attached agreement - in possession of SG's statement for the 6,467,500 shares. In the 5th agreement I've added the 134,500 (shares sold) as Chris Lampbrecht requested so the total in the agreement is 6,602,000?

6th attached agreement - in possession of Investec's confirmations for 5,458,148 (our schedule 5,476,898 diff 18,750)?

7th attached agreement - shares sold by Alibiprops - 2,946,000?

I have not prepared a draft agreement for the 1,000,000 shares held by Paul Main - I require dates and will this agreement be between RR(H) and JCI (who lent to Paul Main)?

Please get back to me a.s.a.p.

Kind regards

Trish
Cell: 082 6525238 "

Furthermore, amongst the documents, recorded in soft copy on the servers of JCI Limited, we found a number of draft contracts, which appear to have been authored during February 2005 and purport to be scrip lending agreements by and between RRH, on the one part, and JCI Limited and Alibiprops, on the other parts[443]. The first of these documents reflected the following salient features:

"SCRIP LENDING AGREEMENT

between

RANDGOLD RESOURCES (HOLDINGS) LIMITED
("RRH")
Registration Number:
("lender")

and

JCI LIMITED
("JCI")
Registration Number: 1894/000854/06
("borrower") "

and further:

*"1.3.1. "**borrower**" - means JCI LIMITED; Registration Number: 1894/000854/06 a company duly registered as such in accordance with the laws of the Republic of South Africa with its principal place of business at 3rd Floor, 28 Harrison Street, Johannesburg;"*

[443] Refer Exhibit 3.13

and further:

> *"1.3.6. "**lender**" – RANDGOLD RESOURCES (HOLDINGS) LIMITED, Registration Number 62686 a company duly registered as such in accordance with the laws of the Jersey, Channel Islands, with its principal place of business at La Motte Chambers, St Helier, Jersey, Channel Islands, JE1 1BJ;*
>
> *1.3.7. "**loan**" – the loan of loaned securities to be made by the lender to the borrower in accordance with the provisions of this agreement;*
>
> *1.3.8. "**loaned securities**" – 6,602,000 ordinary shares in Randgold Resources Limited, registered in the name of the lender and beneficially owned by it and lent to the borrower by the lender in accordance with the terms of this agreement;"*

and further:

"2. LOAN OF THE SECURITIES

2.1. The lender lent the loaned securities to the borrower, and the borrower borrowed the loaned securities from the lender prior to the signature date. This agreement serves to record the terms and conditions on which the said loan took place.
2.2. The loan commenced on the delivery date and shall terminate on the termination date."

and further, this document was recorded with the following properties:

"Document Properties

Title:	*SCRIP LENDING AGREEMENT*
Author:	*MWelsfor*
Template:	*Normal*
Last saved by:	*tbeale*
Revision number:	*5*

Application:	*Microsoft Word 9.0*
Total editing time:	*00:19:00*
Last printed:	*2002/04/08 09:21:00*
Created:	*2005/02/11 14:09:00*
Last saved:	*2005/02/11 14:47:00*
Company:	*Western Areas Limited"*

The second of these documents reflected the following salient features:

"SCRIP LENDING AGREEMENT

between

RANDGOLD RESOURCES (HOLDINGS) LIMITED

("RRH")

Registration Number:

("lender")

and

JCI LIMITED

("JCI")

Registration Number: 1894/000854/06

("borrower")"

and further:

*"1.3.1. **"borrower"** - means JCI LIMITED; Registration Number: 1894/000854/06 a company duly registered as such in accordance with the laws of the Republic of South Africa with its principal place of business at 3rd Floor, 28 Harrison Street, Johannesburg;"*

and further:

*"1.3.6. **"lender"** – RANDGOLD RESOURCES (HOLDINGS) LIMITED, Registration Number 62686 a company duly registered as such in accordance with the laws of the Jersey, Channel Islands, with its principal place of business at La Motte Chambers, St Helier, Jersey, Channel Islands, JE1 1BJ;*

*1.3.7. **"loan"** – the loan of loaned securities to be made by the lender to the borrower in accordance with the provisions of this agreement;"*

and further:

*"1.3.8. **"loaned securities"** – 3,638,000 ordinary shares in Randgold Resources Limited, registered in the name of the lender and beneficially owned by it and lent to the borrower by the lender in accordance with the terms of this agreement;"*

and further:

"2. LOAN OF THE SECURITIES

2.1. The lender lent the loaned securities to the borrower, and the borrower borrowed the loaned securities from the lender prior to the signature date. This agreement serves to record the terms and conditions on which the said loan took place.

2.2. The loan commenced on the delivery date and shall terminate on the termination date."

and further, the document had recorded the following properties:

"Document Properties

Title: *SCRIP LENDING AGREEMENT*

Author:	*MWelsfor*
Template:	*Normal*
Last saved by:	*tbeale*
Revision number:	*3*
Application:	*Microsoft Word 9.0*
Total editing time:	*00:05:00*
Last printed:	*2002/04/08 09:21:00*
Created:	*2005/02/11 14:05:00*
Last saved:	*2005/02/11 14:09:00*
Company:	*Western Areas Limited"*

The third of these documents reflected the following salient features:

"SCRIP LENDING AGREEMENT

between

RANDGOLD RESOURCES (HOLDINGS) LIMITED
("RRH")
Registration Number:
("lender")

and

JCI LIMITED
("JCI")
Registration Number: 1894/000854/06
("borrower")"

and further:

1866

> *"1.3.1. "**borrower**" - means JCI LIMITED; Registration Number: 1894/000854/06 a company duly registered as such in accordance with the laws of the Republic of South Africa with its principal place of business at 3rd Floor, 28 Harrison Street, Johannesburg;"*

and further:

> *"1.3.6. "**lender**" – RANDGOLD RESOURCES (HOLDINGS) LIMITED, Registration Number 62686 a company duly registered as such in accordance with the laws of the Jersey, Channel Islands, with its principal place of business at La Motte Chambers, St Helier, Jersey, Channel Islands, JE1 1BJ;*
>
> *1.3.7. "**loan**" – the loan of loaned securities to be made by the lender to the borrower in accordance with the provisions of this agreement;*
>
> *1.3.8. "**loaned securities**" – 5,476,898 ordinary shares in Randgold Resources Limited, registered in the name of the lender and beneficially owned by it and lent to the borrower by the lender in accordance with the terms of this agreement;"*

and further:

> ***"2. LOAN OF THE SECURITIES***
>
> *2.1. The lender lent the loaned securities to the borrower, and the borrower borrowed the loaned securities from the lender prior to the signature date. This agreement serves to record the terms and conditions on which the said loan took place.*

2.2. The loan commenced on the delivery date and shall terminate on the termination date."

and further, the document recorded the following properties:

"Document Properties	
Title:	*SCRIP LENDING AGREEMENT*
Author:	*MWelsfor*
Template:	*Normal*
Last saved by:	*tbeale*
Revision number:	*3*
Application:	*Microsoft Word 9.0*
Total editing time:	*00:03:00*
Last printed:	*2002/04/08 09:21:00*
Created:	*2005/02/11 14:22:00*
Last saved:	*2005/02/11 14:24:00*
Company:	*Western Areas Limited"*

The fourth of these documents reflected the following salient features:

"SCRIP LENDING AGREEMENT

between

RANDGOLD RESOURCES (HOLDINGS) LIMITED
("RRH")
Registration Number:
("lender")

and

ALIBIPROPS 13 (PROPRIETARY) LIMITED
("ALIBI")
Registration Number: ....

*(**"borrower"**)"*

and further:

> *"1.3.1. **"borrower"** - means JCI LIMITED; Registration Number: 1894/000854/06 a company duly registered as such in accordance with the laws of the Republic of South Africa with its principal place of business at 3rd Floor, 28 Harrison Street, Johannesburg;"*

and further:

> *"1.3.6. **"lender"** – RANDGOLD RESOURCES (HOLDINGS) LIMITED, Registration Number 62686 a company duly registered as such in accordance with the laws of the Jersey, Channel Islands, with its principal place of business at La Motte Chambers, St Helier, Jersey, Channel Islands, JE1 1BJ;*
>
> *1.3.7. **"loan"** – the loan of loaned securities to be made by the lender to the borrower in accordance with the provisions of this agreement;*
>
> *1.3.8. **"loaned securities"** 2,946,000 ordinary shares in Randgold Resources Limited, registered in the name of the lender and beneficially owned by it and lent to the borrower by the lender in accordance with the terms of this agreement;"*

and further:

"2. LOAN OF THE SECURITIES

2.1. The lender lent the loaned securities to the borrower, and the borrower borrowed the loaned securities from the lender prior to the signature date. This agreement serves to record the terms and conditions on which the said loan took place.

2.2. The loan commenced on the delivery date and shall terminate on the termination date."

and further, the document recorded the following properties:

"Document Properties	
Title:	*SCRIP LENDING AGREEMENT*
Author:	*MWelsfor*
Template:	*Normal*
Last saved by:	*tbeale*
Revision number:	*4*
Application:	*Microsoft Word 9.0*
Total editing time:	*00:16:00*
Last printed:	*2002/04/08 09:21:00*
Created:	*2005/02/11 14:24:00*
Last saved:	*2005/02/11 15:02:00*
Company:	*Western Areas Limited"*

In summary, these draft agreements purport to effect the following transactions:

- The scrip lending of 15 716 898 RRL shares by RRH to JCI Limited; and
- The scrip lending of 2 946 000 RRL shares by RRH to Alibiprops.

We were not able to agree these ostensible numbers of RRL shares lent with those actually sold in the Consolidated Investments and CMMS accounts, held at T-Sec, and those sold in the Alibiprops account at T-Sec, respectively. In this regard, these draft agreements do not reflect the reality of what transpired. However, these draft agreements more accurately reflect the parties who benefited from the sale of RRH's RRL shares, to wit JCI Limited (although CMMS, as subsidiary of JCI Limited, benefited directly from the sales of RRL shares) and Alibiprops with CMMS also benefiting indirectly from the sale of RRL shares in the Alibiprops trading account at T-Sec. We also found no evidence that these draft agreements actually existed in hard copy format, signed by or on behalf of the parties recorded on them.

Hence, we conclude as follows in respect of the documents, purporting to establish lending agreements relating to the RRL shares sold, as indicated above:

- The document, purporting to be a transaction between REC and Bookmark, is signed in hard copy format, but does not resemble the actual transactions that have taken place and can thus not be an agreement underlying such transactions; and
-

- The documents, purporting to create rights and obligations between REC, on the one part, and JCI Limited and Alibiprops, on the other parts, appear to never have been signed by the parties as agreements, although resembling the actual transactions more closely.

It is thus evident that the transactions, referred to at 8.2 *supra*, were not underpinned by documented scrip lending agreements.

Given the above findings, we then considered the evidence available, indicating:

- The nature and extent of the decisions of REC and JCI Limited regarding the sale of the RRL shares, particularly to determine the consent, if any, given by REC for the sale of the shares as indicated at 8.2 *supra*; and
- The intention of the transactions mentioned at 8.2 *supra*,

in order to understand the basis of the transaction.

8.4.3 The nature and extent of authority for the transactions

A perusal of the REC and JCI Limited directors' meetings minute books indicated a process whereby decisions were taken on a round robin basis, then recorded in resolutions, which were pasted into the minute books. At the following meeting of the directors, these round robin decisions were presented to the directors and ratified, or not. These round robin decisions and the acts of ratification were then also recorded in the relevant minutes of the meeting. We perused the directors' meetings minute books of RRH, CMMS, REC and JCI Limited, as well as the soft copy documents recorded on the JCI Limited server and could find no resolution of the directors of REC and JCI Limited, authorising the use of RRL shares of RRH in the manner set out at 8.2 *supra*. The only mention of the sale of RRL shares were found in the following documents:

- The minutes of a meeting of the directors of REC, held on 5 June 2003, indicated some sort of decision towards the disposal of some 500 000 RRL shares for purposes of settling REC's obligations towards ABSA. Mention was also made that, upon condition of RRL being accepted on the FTSE250 index at 11 June 2003, REC could sell RRL shares to rejuvenate REC. RAR Kebble was authorised to instruct brokers to sell up to one million RRL shares for such purposes. It was also mentioned that it was planned to reduce REC's investment in RRL to a holding of 36% of the issued shares of RRL on a controlled basis. This meeting was attended by RAR Kebble, G Fischer, Buitendag, D Ashworth and other officers and invitees of REC[444];

[444] Refer Exhibit 3.14

- The minutes of a JCI Limited executive committee meeting, held on 25 June 2003, recorded that one million RRL shares were sold. This meeting was attended by RB Kebble, VG Bray, Lamprecht, Poole, S Tainton, L Visagie, GP Wanblad, K Eboral and Beale[445];

- A document was found in soft copy on the JCI Limited server, which purports to be a resolution of REC's directors on 1 August 2005 and authorising RB Kebble and Buitendag to sign all documents necessary for purposes of converting two million RRL shares to American Depository Receipts. We could not relate this ostensible decision to the transactions referred to at 8.2 *supra*. This document was furthermore not located as a signed document in the minute book of the REC directors' minutes[446];

- A further document was found in soft copy on the JCI Limited server, which purports to be a resolution of REC's directors on 13 May 2005 and authorising RB Kebble to sign all documents necessary for purposes of selling RRL shares owned by RRH and to dispose of the proceeds thereof[447]. This document was not found in signed hard copy format in the REC directors' minute book. Of import is the fact that a document of this nature had to be made effective 13 May 2005, indicating the absence of authority to RB Kebble to sell the RRL shares prior to that date. In this regard we refer to the statement of Poole to Tabacks Inc, in which he alleges that RB Kebble instructed him on the manner and extent of RRL shares to be sold;

- A draft minute of a meeting of the directors of REC, held at 18 November 2003 (We were informed that this minute was never signed and we could not find a signed copy thereof in the directors' minute book of REC), recorded that RB Kebble was granted a mandate by the directors of REC to settle the corporate loans and scrip lending arrangements of REC, and to settle the terms thereof[448]. The relevant submission document to this meeting of the REC directors however only referred to loans and scrip lending involving concerns named and styled Notable Holdings, Kemonshey Holdings, Continental Goldfields, a loan of R30 million to JCI Limited and a loan of some R11 million to CMMS[449]. The transactions, mentioned at 8.2 *supra*, were not recorded in this submission document. The relevant portion of the meeting, electronically recorded, was transcribed by company secretarial staff of REC and also did not disclose any mention of the transactions, mentioned at 8.2 *supra*, being included amongst those which RB Kebble was mandated to settle[450]; and

[445] Refer Exhibit 3.15
[446] Refer Exhibit 3.16
[447] Refer Exhibit 3.17
[448] Refer Exhibit 3.18
[449] Refer Exhibit 3.19
[450] Refer Exhibit 3.20

- A document, purporting to be a resolution of the directors of RRH, authorising the lending of 5 million RRL shares to Bookmark by RRH, was located. This document appears to have been signed by RAR Kebble, RB Kebble and Buitendag on 1 February 2004[451]. We could not locate the electronic copy of this document amongst the documents maintained on the server at JCI Limited and, hence, could not study the properties of the document to obtain an understanding of the time and circumstances of it being made. It however clearly serves as a form of evidence of the authority for the Bookmark contract, dealt with *supra*. As the Bookmark contract does not resemble the transactions, mentioned at 8.2 *supra*, it follows logically that this resolution, whether a valid document of RRH or not, is irrelevant to the question whether the transactions, referred to at 8.2 *supra*, have been approved by RRH.

We have furthermore had sight of a document indicating that G Miller, an erstwhile director of REC, did not know the status of REC's investment in RRL shares. In this regard, we found a memorandum of G Miller addressed to B Madumise, another director of REC, on 28 February 2005, in which he raised reservations about REC's ownership of RRL shares, based upon the contents of press reports[452]. This seems to indicate that G Miller, as a REC director, was not even aware that the RRL shares were sold, as indicated at 8.2 *supra*.

8.4.4 The evidence indicating the intent and purpose of the transactions

In determining the intent and purpose of the transactions at 8.2 *supra*, we had regard to the following evidence:

- The statement made by Poole to Tabacks Inc;
- Correspondence with T-Sec during July 2004;
- The actual application of the funds generated from the sale of RRL shares;
- The content and context of the draft agreements between REC, on the one part, and JCI Limited and Alibiprops, on the other parts;
- The various explanations for the transactions by RB Kebble;
- The nature and effect of the ostensible Bookmark contract on the transactions set out at 8.2 *supra*; and
- The identity of the parties who assumed the benefits and risks in such transactions.

[451] Refer Exhibit 3.21
[452] Refer Exhibit 3.22

At paragraph five of Poole's recorded statement to Tabacks Inc, he indicated that the RRL shares sales were instructed by RB Kebble on the basis that it was necessary to raise cash for JCI Limited and REC, so that these two companies could fund certain investments[453]. This report is not concerned with REC, which has been subject to an investigation by Umbono Forensics. It is not quite clear in what manner JCI Limited would have been funded, according to the statement of Poole, as he also mentioned that the proceeds of the sale of RRL shares had to be paid to other companies, which he was responsible for establishing in a manner that they could not be related to JCI Limited. This suggests that there was a covert intent in respect of the sale of the RRL shares.

On 1 July 2005, Steenkamp addressed an e-mail to Lamprecht in which he requested information regarding the application of the RRL shares. It appears from this e-mail that approximately R425 million of the proceeds of the sale of RRL shares were pledged to Socgen, who provided a funding facility to JCI Limited.

The contents of the e-mail suggests that the proceeds were used to fund JCI Limited in following its rights in respect of a WAR rights issue and to fund an empowerment transaction[454]. Again, on 1 July 2004, one Johan Ras of Axon forwarded an e-mail to Steenkamp in which he requested a letter from RRH to the effect that the RRL shares could be pledged to Socgen as collateral for securities lending transactions by T-Sec[455]. This aspect, being the use of the RRL shares as collateral for securities lending transactions, was further mentioned in an e-mail from one Hugh Soellaart of Socgen to, amongst others, Gray and Steenkamp, on 6 July 2004, in which Hugh Soellaart indicated that the RRL shares were used for collateral[456]. Such treasury activities were performed by CMMS.

We have performed a detailed analysis of the Consolidated Investments trading account number 648410 at T-Sec[457]. The nature and extent of the transactions in this account indicate that T-Sec delivered a treasury function to CMMS by mainly trading in securities on behalf of CMMS. An analysis of the above mentioned trading account indicated that the trading account was used as part of the Treasury function perfomed by T-Sec and that the sales of RRL shares made a significant contributyion to the funds generated by CMMS on the Consolidasted Investments trading account at T-Sec[458]:

---

[453] Refer Exhibit 1.4.14
[454] Refer Exhibit 3.12
[455] Refer Exhibit 3.12
[456] Refer Exhibit 3.23
[457] Refer section 9 *infra*
[458] Refer Section 9 *infra*

From the above it is evident that the proceeds of the RRL shares were confused with the proceeds of other trading activities and cash receipts and hence, became part of the treasury activity of CMMS at T-Sec. The same is not true in respect of the RRL shares sold in the Alibiprops transaction, as R139 million of the proceeds of such sales were transferred in cash to or on behalf of CMMS.

In order to assess the content and context of the draft agreements of loan between RRH, on the one part, and JCI Limited and Alibiprops, on the other parts, it is necessary to consider the circumstances prevailing at approximately January to March 2005. REC's financial year end was December, hence audited financial statements had to be prepared at that time. Furthermore, REC, being an SEC issuer, also had to issue returns in terms of SEC rules. The financial year end of JCI Limited was March, hence audited financial statements for JCI Limited would have had to be drafted in due course. That the nature and extent of the transactions at 8.2 *supra* were not yet recorded, is evident from an e-mail of Oosthuizen, on 19 January 2005, to amongst others, Lamprecht, Beale and Buitendag, in which she indicated that information regarding the 18 358 000 shares in RRL, recorded in the records of REC, was required in order for her to complete the financial statements of REC[459]. By this time, RRH held significantly less RRL shares due to the transactions mentioned at 8.2 *supra*, but which was apparently not known to the financial manager of REC at that time.

On 11 February 2005, Lamprecht forwarded an e-mail, to which was attached a reconciliation of the RRL shares sold, to Beale, with an instruction to forward same to RB Kebble and Buitendag for purposes of finalisation[460]. We accessed the properties of the attached schedule, which indicated that the schedule was created on 29 April 2004 by a person identified as "*tn*". We have established that "*tn*" refers to Thelma Nell, an employee of T-Sec. On the same day, Beale forwarded this document to Poole with the following message:

"Attached is the dreaded RRL share schedule and please speak to Brett about Note 6 for me. I think, the bottom line is we are in a "bit" of trouble with the SEC, Reserve Bank, and RG&E shareholders because even the shares held with Socgen, BJM and Investec (11,944,398) are not beneficially held in terms of the SEC.

Do you have the company doc's on Alibiprops, and if so, please fax me a copy of the CM29? (If Barry is still on I must Back-date and get him off immediately)"

[459] Refer Exhibit 3.24
[460] Refer Exhibit 3.25

The abovementioned e-mail of Beale was sent at 17h18. Some two hours later, at 19h46, Beale forwarded a further e-mail, to which was attached the draft JCI Limited and Alibiprops scrip lending agreements. Whilst the e-mail was sent to Poole and Stratton, the contents thereof were addressed to RB Kebble, Stratton, Buitendag and Poole, particularly to review the draft agreements attached. We have indicated *supra* that these agreements were drafted at around 14h00 to 15h00 on 11 February 2005, and probably based upon the content of the RRL share reconciliation sent to Beale by Lamprecht at 09h16 on 11 February 2005 and her understanding that RRH no longer held shares, as per her e-mail at 17h18 to Poole on 11 February 2005, hence the fact that she drafted these agreements indicating that JCI Limited and Alibiprops owed the shares to RRH. As such, it follows that the transactions, reflected in the reconciliation of the RRL shares, were not loans agreed to by the companies concerned, but something that Beale thought they ought to have been. As it turned out, these agreements never materialised and appear to have been discarded in favour of an ostensible agreement between Bookmark and RRH. The effect hereof is that it can be inferred that the parties, who signed the Bookmark agreement on behalf of RRH and those parties to whom the JCI Limited and Alibiprops agreements were sent, did not intend to commit JCI Limited and Alibiprops to obligations towards RRH to return the RRL shares sold as per the transactions mentioned at 8.2 *supra*. The treatment afforded these draft agreements, prepared by Beale, thus does not agree with the notion that JCI Limited and Alibiprops were borrowing RRL shares from RRH, otherwise it could logically be expected that such drafts would have been signed.

It then remains to consider why the authors of the Bookmark transaction and the persons to whom the JCI Limited and Alibiprops draft agreements were forwarded to did not sign these agreements. If these agreements were signed, they would have founded the basis upon which RRH, and ultimately REC, would have had to record an asset, being a claim against JCI Limited, or more particularly, CMMS and Alibiprops for the return of the RRL shares. Similarly, CMMS would have had to record an obligation to return the RRL shares to REC. As it turned out, the Bookmark contract provided a basis for the recording of Bookmark as the debtor in the books of RRH, and ultimately REC. That would have had the following implications:

- CMMS would not recognise REC as a creditor in its books and financial statements;
- The fact that CMMS used the RRL shares of RRH may not have been disclosed; and

- The nature and extent of the relationship between CMMS and Alibiprops, on the one part, and REC and RRH, on the other part, may well not have been disclosed in the financial statements of JCI Limited and REC.

These facts are indicative of the following elements of the relationship between JCI Limited and REC as a result of the transactions mentioned at 8.2 *supra*:

- JCI Limited used the resources of RRH for its own benefit; and
- The executors of the transactions did not want to disclose such fact.

In this regard, cognisance should also be taken of the relationship between CMMS and Masupatsela, on the one part, and REC and Masupatsela on the other part. As discussed at section 10.20 *infra*, Masupatsela has been this set up to provide a solution regarding disclosure of the related parties transactions of JCI Limited and REC.

Prior to July 2005, documentation indicating evidence of an explanation by RB Kebble for the transactions, set out at 8.2 *supra*, was not found. The first evidence thereof was found in a document maintained on the JCI Limited servers (we found no hard copy thereof) and comprises a letter from RB Kebble to Bristow at RRL. It is instructive that this document was drafted subsequent to the signing of the ostensible contract by and between RRH and Bookmark. This letter, which appears to have been faxed to Bristow, reads *inter alia* as follows[461]:

"During 2004, Bookmark Holdings Limited borrowed 9.9 million shares in RRL from RG&E in order to assist Bookmark in financing the purchase from Anglo American of 19 million shares in Western Areas Limited. The purchase of these shares was undertaken by the Inkwenkwezi Consortium headed by Mafika Mkwanazi and Inkwenkwezi borrowed money from Bookmark – also headed by Mafika Mkwanazi – to pay for the shares. *Bookmark sold the RRL shares into the market and has arrangements with its financiers to be able to repurchase certain shares at various levels. 5.4 million of these shares were put in a structure with Investec where funds were advanced by Investec in exchange for the granting of put and call options. The RRL shares are due to be returned to RG&E by Bookmark in June 2006."*

In assessing the contents of this letter, we found that:

---

[461] Refer Exhibit 3.26

- Bookmark did not borrow any shares from REC and it is clear that this statement was modelled upon the contents of the ostensible agreement made between Bookmark and RRH;
- We could not reconcile the 9.9 million shares sold by Bookmark as indicated here by RB Kebble;
- The shares were not sold by Bookmark;
- This does not explain the shares sold in the Alibiprops trading account at T-Sec;
- The Investec structure, as is clear *infra,* did not entail the sale of 5.4 million RRL shares; and
- We are unaware of any facility in place by Bookmark for the return of the RRL shares. We could not find any evidence of anybody having any facility in place for the return of the RRL shares.

The second document, which we found, was also recorded in soft copy format on the JCI Limited server. This document was also addressed to Bristow of RRL and reads *inter alia* as follows[462]:

"RG&E mandated Tlotlisa Securities (Pty) Limited to enter into fund raising arrangements with various institutions, most notably Investec and Societe Generale. RG&E has used the 11.9 million RRL shares as collateral for such fund raising in respect of which approximately R500 million has been raised over a period of time."

and further:

"The terms of the financing arrangements are that RG&E retains the beneficial and commercial risks in an to the RRL shares collateralised for the duration of the agreements and upon repayment of the facilities RG&E is entitled to redelivery of the RRL shares concerned..."

This contradicts the contents of the first mentioned letter, but an important aspect found in this document is that RB Kebble does not make any mention of the shares being lent to anybody, but creates the impression that the shares were used for the benefit of REC, i.e. to collateralise its fund raising activities.

[462] Refer Exhibit 3.27

This letter seems to convey an intention of covertness to the transactions mentioned at 8.2 *supra*, as the shares were clearly used for the funding activity of CMMS and not REC, as this letter seems to suggest. This statement of RB Kebble conveys a message that REC benefited from the application of the RRL shares, whilst we could not find evidence of such, as indicated hereunder.

The third document found, comprises the text of a posting by Moneyweb on 8 July 2005, found amongst the e-mails recorded on the JCI Limited server. The gist of the contents of this document is that the RRL shares were lent to Bookmark.

That then raises the question of the nature and implications of the ostensible Bookmark contract, particularly as RB Kebble relied thereon in his explanations of the transactions. As we indicated *supra*, the contents of this document do not reflect the reality of the transactions, mentioned at 8.2 *supra*. This finding was put to Rasethaba during consultation and he agreed therewith. He indicated that he was approached by RB Kebble, who indicated to him that a problem existed and that he was asked to assist with such problem by signing the Bookmark contract. It is evident, given the circumstances set out at the outset of this section, that such problem comprised the manner in which the transactions, set out at 8.2 *supra*, had to be disclosed by REC as at 31 December 2005, and would have had to be disclosed by JCI Limited as at 31 March 2005. Evidence to this effect was found in a document, named and styled a "*Proposed NASDAQ Script*", attached to an e-mail of Scott R Saks, of Paul Hastings, the US counsel who represented REC at the SEC, on 11 August 2005. This scrip recorded the reasons for the failure of REC to file its Form 20-F timeously with the SEC and reads *inter alia* as follows[463]:

"In the course of obtaining the information with respect to Randgold's investment in Randgold Resources Limited and its other investments, Randgold discovered a number of accounting issues which have adversely affected completing the audited South African GAAP annual financial statements, which are required prior to the completion of its audited U.S. GAAP annual financial statements to be included in the FORM 20-F."

The script then goes on to refer to the Bookmark contract and the difficulties in deciding how to disclose REC's investment in RRL as a primary issue in the difficulties experienced. It is evident that, had it not being for the Bookmark contract, REC would have had to disclose CMMS and Alibiprops as a debtor.

[463] Refer Exhibit 3.28

Since the Bookmark contract does not reflect the actual transactions and has as its intent and effect that CMMS was covered against the disclosing of CMMS as the debtor, the Bookmark contract does not seem to have created actual substantive rights and obligations. Its intent and purpose goes no further than to have created a document for audit purposes.

In determining the identity of the parties, who assumed the benefit and the risk in the transactions, it is firstly necessary to draw a distinction between benefit and risk transferring, due to it being agreed in that manner, and benefit and risk transferring, due to it actually happening. In the first instance, the ostensible Bookmark agreement attempts to transfer the risk in the sold RRL shares to Bookmark. We indicated above our reservations in respect of the authenticity of the Bookmark contract. More importantly, Bookmark never received the benefit of the RRL shares having being sold, a fact that significantly militates against the notion that the Bookmark contract can be maintained as indicative of identifying the party who received the benefits and risks of the sale of the RRL shares. However, during the period April to August 2005, a number of agreements came into being, which had as their objective to create obligations on JCI Limited in respect of the Bookmark contract. These were the following:

- A document, purporting to be a resolution by the directors of JCI Gold and apparently signed by RAR Kebble, RB Kebble, Buitendag and Stratton, recorded that the directors of JCI Gold agreed that JCI Gold would pledge the reversionary rights in certain 8 463 501 WAR shares, at that stage already pledged to the IDC, to REC as security for the obligations of Bookmark in terms of the Bookmark contract[464]. This apparent resolution appears to have been dated 6 July 2005. A further document, captioned *"Pledge of Reversionary Rights"*, was signed by Buitendag, on behalf of JCI Gold, and by Rasethaba, on behalf of Bookmark, apparently on 26 April 2005. This latter document refers to 9 890 500 RRL shares being lent to Bookmark by RRH and then recorded the following:

  "The reversionary rights are pledged in favour of RG&E as security for the due and *punctual discharge by Bookmark of its obligations for the borrowed shares."*

  "*RG&E*" however refers to REC and not RRH, from whom Bookmark apparently borrowed the RRL shares. We also noted that there appears to have been compiled two different documents, recording this pledge[465]; and

[464] Refer Exhibit 3.29
[465] Refer Exhibit 3.30

- In a further document of pledge, also dated 5 August 2004 and signed by Buitendag on behalf of JCI Limited, REC and RRH, and by Rasethaba, on behalf of Bookmark, Bookmark attempted to effect a pledge of 200 million unsecured convertible participating "B" preference shares and 45 million ordinary shares in the issued share capital of Matodzi and 85 540 655 S&J shares to RRH and REC as covering security for the Bookmark contract[466]. Bookmark apparently did not have these shares as, on 4 July 2005, Rasethaba, T Mosololi and M Mkwanazi appear to have signed a resolution of Bookmark authorising the company to borrow such shares from JCI Gold[467]. This agreement, apparently signed by Buitendag, on behalf of JCI Gold, and Rasethaba, on behalf of Bookmark, was dated 5 August 2005. This agreement mandated the lending by JCI Gold of the abovementioned shares to Bookmark and recorded the circumstance in which the agreement was entered into as follows[468]:

  "2.1 In terms of the Scrip Lending Agreement entered into between Randgold Resources (Holdings) Limited and Bookmark dated 6 February 2004.

  Deed of Pledge and Cession dated 5 August 2004."

It is co-incidental that, given that these additional agreements were dated 5 August 2005 when the Investec term sheets, setting out the basis of the settlement agreement, were dated 11 August 2005, the effect of the abovementioned ostensible agreement was to create substance to Bookmark's ability to repay the debt by committing the assets of JCI Limited.

We could not find any basis in the Bookmark contract for JCI Gold taking on any risk for purposes of securing Bookmark's obligation to RRH, or REC, as the case might have been. In fact, clause 2.3 of that contract recorded that Bookmark would have made available all its assets as security for the loan and would not have borrowed any more funds without the consent of RRH[469]. We have, however, had sight of a document, purporting to be a letter from JCI Limited to Bookmark, ostensibly signed by RB Kebble on 7 April 2004 and reading *inter alia* as follows[470]:

"We are in receipt of the schedule detailing the put and call options proposed and confirm that we will guarantee the put options required to be given to purchase the call options detailed in your schedule."

466 Refer Exhibit 3.31
467 Refer Exhibit 3.32
468 Refer Exhibit 3.33
469 Refer Exhibit 3.8
470 Refer Exhibit 3.34

The referred to schedule recorded that 9 349 000 put and call options were sold and bought[471]. This does not resemble any aspect of the transactions, referred to at 8.2 supra and, even if it did, 9 349 000 RRL shares were not yet transacted as at 7 April 2004, when no more than 1 964 000 RRL shares were sold, including those sold in the Alibiprops trading account at T-Sec. This raises a suspicion that this document, signed by RB Kebble and dated 7 April 2004, may well have been drafted long after such date. We found no link between this supposed undertaking and the reality of the transactions. Given this absence of any document recording the reasons why JCI Limited was ostensibly bound to secure Bookmark's obligations as aforementioned, we had reference to some circumstantial facts, particularly a letter from Charles Orbach & Company, addressed to REC and dated 22 July 2005. This letter refers to an earlier letter from Charles Orbach & Company, dated 30 June 2005 and REC's reply thereto at 19 July 2005 at a meeting of the auditor and representatives of REC. Reference was made in this letter to the pledge of reversionary rights by JCI Gold, also mentioned *supra*, but the bulk of the letter, relating to the RRL shares of RRH, revolves around questions of the security and assurance that REC had that the RRL shares would be returned and the basis upon which the directors of REC were satisfied that Bookmark would be able to return the shares and that REC would not suffer any financial loss. It is apparent that the above referred to pledges and loan of shares had, as a necessary implication, that the ability of Bookmark to return the shares may have been enhanced. However, these agreements appear to be of no effect in supporting the notion that Bookmark assumed the benefit and risk of the transactions mentioned at 8.2 *supra*, for the following reasons:

- These contracts derive their existence from the Bookmark contract. Once it is established that the Bookmark contract did not create the right and obligations in terms of the transactions mentioned at 8.2 supra, these contracts are of no further consequence and appears to be no more than further documents created to maintain the representation created by the Bookmark contract;

- These documents do not explain the reality of RRL share certificates having being presented to T-Sec, who initiated the sale thereof and credited the proceeds of such sales in the Consolidated Investments account at T-Sec, from where such proceeds were used for the benefit of CMMS and its co-subsidiaries;

471 Refer Exhibit 3.35

- Having received the benefit from the sale of the RRL shares, it follows logically that CMMS may have to return the shares to RRH in the absence of a contrary agreement. Whilst the Bookmark contract document purports to create such contrary agreement, we found no right or benefit obtained by Bookmark to base such assumption of liability on; and

- The intention, recorded in the unpublished draft agreements, created during February 2005, which incidentally agreed more with the actual transactions than the Bookmark contract, was clearly that JCI Limited would assume the risk of returning the RRL shares.

Hence in summary, it appears that the transactions, mentioned at 8.2 as having been transacted in the Consolidated Investments trading account at T-Sec, had the following attributes:

- The transactions were not authorised by resolutions of any of the REC, RRH, JCI Limited or CMMS boards of directors;
- There are no written contracts, setting out the terms of those transactions and we could not determine the existence of any contract of loan relating to such shares;
- CMMS benefited from the sale of the RRL shares as set out *supra*;
- The failure to implement a draft contract that had as its purpose to establish a share lending arrangement between RRH and CMMS, appears to indicate an absence of an intention to create an obligation on CMMS to return the shares to REC;
- We found no evidence of the proceeds of the sale of the RRL shares having been applied in the interest of RRH. The absence of an agreement of loan between RRH and CMMS furthermore casts doubt as to whether and asset was in fact created in the books of RRH; and
- Documentation was created in order to represent the transactions differently to what they were.

It therefore appears that there had been an unauthorised dispossession of the RRL shares of RRH and that, upon the sale thereof, the proceeds of such sale were not used in the interest of REC, but in the interest of CMMS with an intention to conceal such fact.

3.5 The facts relating to the sale of RRL shares in the Investec UK transaction

The following sales of RRL shares were achieved by Investec UK in terms of the funding transaction between Investec UK and JCI Limited (The cash amounts, generated from the sales of these shares and, which were made available to JCI Limited, do not include R13 180 704.00, paid to Investec UK in the form of an option fee due in terms of the funding arrangement)[472]:

- On 19 March 2004, 811 265 RRL shares were sold, raising some R61 659 083.64[473]. Buitendag and Stratton instructed Investec UK to pay this amount directly to Socgen Johannesburg Branch, Swift code SOGEZAJJXXX, SARBZAJ2 for the account of T-SEC on behalf of JCI Limited[474];
- On 26 March 2004, 909 692 RRL shares were sold, raising some R68 352 825.12[475]. Swanevelder instructed Investec UK to pay the proceeds of this transaction to the bank account number 5049 181 2176 of CMMS at FNB[476].
- On 7 April 2004, 909 692 RRL shares were sold, raising some R71 220 894.46[477]. Swanevelder instructed Investec UK to pay the proceeds of this transaction to the account number 01389620307 of Investec at ABSA[478]; and
- On 7 April 2004, 98 426 RRL shares were sold, raising some R7 544 887.41[479]. Swanevelder instructed Investec UK to pay the proceeds of this transaction to the account number 01389620307 of Investec at ABSA[480].

The transaction with Investec UK itself is not the subject of this investigation, but provides the contextual framework for this part of the investigation. This section deals with the following aspects of the transaction with Investec UK:

- The nature and extent of the transaction with Investec UK;
- The source of the RRL shares used in the transaction;

472 Refer Exhibit 3.2
473 Refer Exhibit 3.2
474 Refer Exhibit 3.3
475 Refer Exhibit 3.2
476 Refer Exhibit 3.4
477 Refer Exhibit 3.2
478 Refer Exhibit 3.5
479 Refer Exhibit 3.2
480 Refer Exhibit 3.6

- The nature and extent of the authority for the use of the RRL shares; and
- The evidence indicating the intent and purpose of the transaction.

8.5.1 The nature and extent of the transaction with Investec UK

Investec made a proposal to JCI Limited, dated 19 February 2004, for purposes of establishing what was named and styled a hedged equity funding mechanism, mainly to lower the cost of funding to JCI Limited. The funding of JCI Limited by means of this mechanism would comprise a loan of RRL shares by JCI Limited to Investec UK, who would convert the RRL shares into ADR's and sell the ADR's in the market. The proceeds of the ADR's, minus costs etc. would be paid to JCI Limited as collateral for the obligation to return the shares and, in the end result, comprise the funding to be provided to JCI Limited in terms of the mechanism, i.e. an arrangement akin to a reversed loan. In order to price the structure, JCI Limited and Investec UK would enter into a series of put and call options with JCI Limited being a buyer of put options and a seller of call options for a two year term and the spot price of RRL shares as the reference point. Investec UK has set forth some scenarios at the end of the transaction term which includes the return of the shares to JCI Limited, or the return of a cash amount, after the collateral amounts have been returned to Investec UK plus interest to be charged on the collateral amount provided to JCI Limited by Investec UK[481]. The implementation of this proposal required that an Overseas Securities Lending Agreement be entered into between the parties. This agreement was signed by RB Kebble on an unknown date. The agreement provides for the lending of shares by JCI Limited to Investec UK and the providing of collateral by Investec UK to JCI Limited[482]. The transaction was then executed as set out *supra*. As indicated, the transaction appears to have been executed by CMMS and we noted that, subsequent to the pricing thereof having been adjusted, the transaction released additional collateral of some R48 million.

The hedged equity funding mechanism, as executed in this instance, required that RRL shares be lent to Investec UK.

8.5.2 The source of the RRL shares used in the transaction;

We found no evidence indicated that JCI Limited or its subsidiaries owned RRL shares.

[481] Refer Exhibit 3.36
[482] Refer Exhibit 3.37

On 11 February 2005, Lamprecht forwarded to Beale an e-mail to which was attached a document named and styled "*randgold recon*". The e-mail was captioned "*R&E/RRL Reconciliation*" and refers to the attached reconciliation to be forwarded to RB Kebble and Buitendag for finalisation[483]. This reconciliation clearly refers to the holding and movements on RRL shares owned by RRH and, ultimately, REC. It refers to shares sold during 2004 and records that the following sales took place:

- That during the period 18 March 2004 to 3 September 2004, some 2 008 449 RRL shares were sold as part of a transaction described as "*Investec equity structure-shares shorted*"; and
- That 730 000 RRL shares were involved, presumably sold, in what was described as the "*Investec Pledge-equity derivative structure*".

The total amount of shares, referred to in the reconciliation, forwarded to Beale by Lamprecht, aggregate some 2 738 449 RRL shares. This does not agree with the 2 729 075 RRL shares sold in the Investec UK transaction, as confirmed in correspondence underlying the findings of such shares sold, referred to *supra*. The dates of the sales, per the transaction confirmations and those per the above referred to reconciliation, also differs. It is however apparent that RRL shares, owned by RRH, were used in the Investec UK transaction.

3.5.3 The nature and extent of the authority for the use of the RRL shares

We noted a document in the JCI Limited directors' minute book, purporting to be a resolution by the directors of JCI, taken on 20 February 2004, to the effect that JCI Limited was authorised to enter into a hedged equity funding agreement with Investec (we presume this refers to Investec UK). This document was *inter alia* signed by Buitendag and Stratton. The resolution goes on to record that[484]:

"THAT MR HC BUITENDAG or MR RB KEBBLE, in their capacities as directors of the Company, be and they are hereby authorised and empowered to sign the Agreement, and do all things necessary for the implementation thereof, and as referred to in resolution 1) above, on behalf of the Company."

[483] Refer Exhibit 3.25
[484] Refer Exhibit 3.38

A document, purporting to be a minute of the meeting of the directors of JCI Limited, held on 24 March 2004, recorded that the above mentioned resolution was ratified by the directors of JCI Limited on 24 March 2004[485]. This minute was however not signed.

We noted the existence of a further document, purporting to be a resolution of the directors of JCI Limited, dated 1 April 2004 and signed by RAR Kebble, Buitendag, RB Kebble and Stratton, but not by Cornwall, indicating that any of Buitendag, Stratton and Swanevelder were authorised to sign any confirmation regarding the hedged equity funding transaction with Investec UK and that they were also authorised to generally provide payment instructions in respect of the facility[486].

The above mentioned resolutions and minute, although not properly signed, clearly conveys an authority from the directors of JCI Limited for the company to enter into the transaction with Investec UK. Despite the wide wording of the resolution of 20 February 2004, it appears that this resolution does not provide for the relationship between JCI Limited and RRH regarding the use of the RRL shares as the wide authority, given to Buitendag and RB Kebble in the second resolution, refers to the hedged equity funding agreement, to which neither RRH, nor REC were parties.

It does not appear to have been the intention that the above mentioned resolutions would serve as the authority for the relationship with RRH, or REC as the case may be, to use the RRL shares of RRH in the transaction with Investec UK as, in the minute book of the directors of JCI Limited, we found a document purporting to be a resolution of the directors of JCI Limited, carrying the date of 31 March 2004 and not signed by any director of JCI Limited, but recording that[487]:

"RESOLVED

1. THAT the Company agrees to enter into the Scrip Lending Agreement with Randgold Resources (Holdings) Limited whereby Randgold Resources Limited has loaned the Company 2,729,074 Randgold ordinary shares in accordance with the terms and conditions contained in the Agreement, and

[485] Refer Exhibit 3.39
[486] Refer Exhibit 3.40
[487] Refer Exhibit 3.41

2. *THAT MR HENDRIK CHRISTOFFEL BUITENDAG, in his capacity as a director of the Company, be and he is hereby authorised to* sign *the Scrip Lending Agreement, and any other documentation which may be required in terms of resolution 1 above, for and on behalf of the Company."*

It is apparent that this resolution was created only during October 2004, as an e-mail from Beale to Margaret Brown of JCI Limited, dated 6 October 2004, recorded the following in respect of this transaction[488]:

"Please prepare a JCI resolution tomorrow for the attached Scrip Lending Agreement which will be dated *31 March 2004."*

Although the resolution was not signed by the directors of JCI Limited, the document contains a reference in manuscript to the effect that it was ratified at the directors' meeting of JCI Limited, held at 22 October 2004. The minute book of the JCI Limited directors' meetings minutes recorded a document, purporting to be a minute of the meeting of the JCI Limited directors, held at 22 October 2004 and attended by RAR Kebble, RB Kebble, Buitendag, Stratton, Swanevelder and Beale. The above mentioned resolution was recorded as ratified at this meeting[489]. This minute was however not signed, but we understand that the minutes were normally drafted with reference to the tape recording of the meeting concerned. It is thus possible that the draft of the document recorded the resolutions taken by the directors at this meeting.

We perused the minutes of the meetings of the directors of REC and some minutes and resolutions of RRH, provided to us by Beale (we have no assurance of the completeness of these minutes and resolutions), but could not find any evidence that a scrip loan of RRL shares to JCI Limited was approved by these directors. It need however be kept in mind that these parties were related to JCI Limited, particularly as a result of common directors on the various boards. Effectively thus, if the directors, common to these boards, applied their minds towards this question at the JCI Limited board, it then follows that they must have intended for such decision to have been taken at RRH and REC. Having said this, it also need to be taken into consideration that there were directors, particularly non-executive directors, who were not common to the above mentioned companies.

488 Refer Exhibit 3.42
489 Refer Exhibit 1.4.24

1888

8.5.4 The evidence indicating the intent and purpose of the transaction

We viewed a contract of loan in draft between RRH and JCI Limited for purposes of lending 2 729 074 RRL shares to JCI Limited[490]. We have not located a signed copy of this document. This document, together with the nature of the resolutions taken by JCI Limited, indicates that, at least in the minds of the directors of JCI Limited, a loan of RRL shares were to be established. It is also so that incomplete documentation renders it impossible to construe the existence of an agreed loan and, based on the absence of documentation to such effect in the minute books of REC and RRH, it is impossible to conclude that either RRH or REC authorised and agreed to such loan. A fact from which such could be inferred is the common directorships of the persons who made the decisions at JCI Limited that the shares would be lent from RRH. Such inference has as its logical conclusion that the directors of RRH and REC, not common to both CMMS and RRH may well not have made such decision. The utilisation of the cash, generated from the transaction, and the callapible nature of the structure again, on the other hand, point towards a different intention.

8.6 The facts of the transaction of RRL shares in respect of the Alibiprops transaction

A transaction, generally referred to as the Alibiprops transaction, was performed during the period 17 November 2003 to 30 March 2004. In terms hereof, 1 389 000 RRL shares were sold by T-Sec in the Alibiprops trading account number 669 465 at T-Sec. Based upon information, provided to us by T-Sec, some R202 168 144 was generated from the sale of these shares[491].

In this section, we set out the following:

- The nature and context of Alibiprops (Pty) Limited;
- The benefit obtained by CMMS from the proceeds of the Alibiprops transaction; and
- The intent and purpose of the Alibiprops transaction.

[490] Refer Exhibit 3.42
[491] Refer Exhibit 3.1

8.6.1 The nature and context of Alibiprops

We performed a search for statutory information of Alibiprops in publicly available information data bases. This search revealed the following information in respect of this company[492]:

- A company, named and styled Alibiprops, was incorporated on 27 June 1996 with registration number 1996/008143/07 and having RB Kebble and RAR Kebble as its directors; and
- This company changed its name to BNC, being the legal entity representing the interests of RAR Kebble and RB Kebble in JCI Limited.

As can be seen below, RB Kebble signed a mandate with T-Sec with the information recorded as set out below.

A schedule of the particulars of Alibiprops, completed at T-Sec for the opening of trading account number 669465, recorded the following information[493]:

- Alibiprops had a company registration number of 1992/023597/07. This company registration number does not exist and hence no company was presented as an account holder;
- It had a postal address of PO Box 6257, Cresta and a physical address of 28 Harrison Street, Johannesburg. However, on 23 August 2003, Beale requested Martin van Zyl at T-Sec to change the postal address of Alibiprops to PO Box 11165, Johannesburg and to send the statements of the account for her attention;
- RB Kebble was the authorised person on this account; and
- It had a bank account named and styled Paradigm Shift with account number 020581548 at the Alberton branch of the Standard Bank.

On 4 February 2003, Kebble and Steenkamp signed a document in terms whereof T-Sec received a consolidated limited discretionary trading mandate for RB Kebble in respect of the above mentioned account at T-Sec[494].

[492] This information is recorded in a KPMG Corporate Intelligence report, which is not annexed hereto
[493] Refer Exhibit 1.4.8
[494] Refer Exhibit 1.4.9

On 3 August 2005, one Tertia Penkin of T-Sec advised Beale that T-Sec has no documentation for the Alibiprops account. Beale replied by indicating that she also did not have any statutory documents for Alibiprops[495].

It is evident that Beale was of the view that there was a problem with the concept of Alibiprops as, on 11 February 2005, she wrote the following to Poole[496]:

"Attached is the dreaded RRL share schedule and please speak to Brett about Note 6 for me. I think, the bottom line is we are in a "bit" of trouble with the SEC, Reserve Bank, and RG&E shareholders because even the shares held with Socgen, BJM and Investec (11,944,398) are not beneficially held in terms of the SEC.

Do you have the company doc's on Alibiprops, and if so, please fax me a copy of the CM29? (If Barry is still on I must Back-date and get him off immediately)"

It appears that no company profile of Alibiprops existed at JCI Limited. We only found a company profile for Bookmark Alibiprops Investments (Pty) Limited[497]. On 19 October 2005, Beale advised Tertia Penkin of T-Sec that she never had any statutory documents of Alibiprops in her possession and that the company did not exist[498].

In his statement to Tabacks Inc on 8 December 2005, Poole was recorded as referring to Alibiprops as another vehicle and one of RB Kebble's personal structures used for share dealing[499]. During consultation, Swanevelder informed us that his perception of the Alibiprops trading account at T-Sec was that it was used as a funding vehicle of RB Kebble.

It thus appears that no legal person, who could assume rights and obligations, existed in the name and style of Alibiprops and that such represented company served no purpose other than to create a share trading account at T-Sec for purposes of trading shares and that the share trading account number 669465 at T-Sec had no substantive owner. It is further apparent that RB Kebble appears to have used the previous name of BNC knowingly as BNC Investments (Pty) Limited had already changed its name at the time when the mandate with T-Sec was completed, without having wanted to commit BNC as he used a previous name of the company without the correct company registration number. As such, we found no facts indicating ownership of CMMS of such trading account, or the transactions performed therein.

495 Refer Exhibit 1.4.10
496 Refer Exhibit 1.4.11
497 Refer Exhibit 1.4.12
498 Refer Exhibit 1.4.13
499 Refer Exhibit 1.4.14

8.6.2 The benefit obtained by CMMS from the proceeds of the Alibiprops transaction

The Alibiprops transaction raised some R202 168 144. With reference to the information, obtained from T-Sec, and a journal completed by Swanevelder to allocate the proceeds of the Alibiprops transaction and the proceeds of the Investec UK transaction, it is apparent that the proceeds of the Alibiprops transaction were applied in the following manner[500]:

- R50 098 102 was paid to the Standard Bank bank account number 35386 of RB Kebble. Clearly, this allocation did not benefit CMMS;
- R28 100 000 was paid to the Standard Bank bank account number 020581548 of Paradigm Shift cc. Clearly, this allocation did not benefit CMMS;
- R5 000 000 was paid to the Nedbank Limited bank account number 1232071188 of Mallinicks attorneys for purposes of making a payment for the account of Kovacs. This payment appears to be part of a loan of R43 958 310 made by JCI Limited to Kovacs 608 (Pty) Limited[501]. The obligation to make this loan was however assigned to CMMS by JCI Limited[502];
- R92 979 425 was allocated to the Consolidated Investments trading account at T-Sec. This trading account belonged to CMMS;
- R21 505 250 was allocated to WAL, of which R21 505 250 appears to have been credited to the WAL trading account number 671958 at T-Sec. This appears to be part of the funding provided to WAL by JCI Gold; and
- R20 000 000 was disbursed to Socgen on behalf of CMMS.

A total amount of R139 484 675 was thus allocated for the benefit of CMMS and JCI Gold. This represents some 68.994% of the total proceeds of R202 168 144, generated from the sale of 1 389 000 RRL shares sold in the Alibiprops transaction. Proportionally, CMMS thus benefited from the proceeds of some 958 326 RRL shares sold in the Alibiprops transaction. Because of the split in the RRL shares and, should CMMS have to return these shares to RRH, some 1 916 652 shares would have to be returned. However, due to the status of the Alibiprops trading account and the disconnected relationship between that account and CMMS, we found no relationship between the shares sold in that account and CMMS may be obligated to return such proceeds, being R139 484 675 to such account.

[500] Refer Exhibits 3.7 and 3.43
[501] Refer Exhibit 3.7
[502] Refer Exhibit 3.56 and paragraph 10.10 *infra*

8.6.3 The intent and purpose of the Alibiprops transaction

There is little evidence indicating the intent and purpose of this transaction, but we found the following evidence indicating the purpose of the Alibiprops transaction:

- The authority for the trades by RRH;
- The accounting treatment of the transaction at CMMS; and
- The use of the trading account in the name of Alibiprops.

On 19 October 2005, Tertia Penkin at T-Sec requested Beale to forward to her the resolutions of directors authorising the trading on the Alibiprops account to Beale and Poole as they were the persons who actually traded on the accounts[503]. This was a response to an extract of a resolution, certified to be a true copy of a resolution of the directors of RRH, which reads *inter alia* as follows[504]:

"THAT *the Company hereby ratifies the sale of 120,000 RRL ordinary shares in Alibi Props 13 (Pty) Limited account with effect from 13 October 2004*"

We neither found, nor were we provided, with further resolutions of RRH authorising the sale of RRL shares in the Alibiprops trading account.

It would thus appear that authority for the sale of the balance of the RRL shares sold in the Alibiprops transaction was not provided to T-Sec by Beale.

The transactions of the Alibiprops transaction were recorded in the ledger of CMMS in account number 171760, named and styled "*Shares-Randgold Resources*", in the following manner[505]:

Date	Description	Entry	Amount R
30 November 2003	Tradek Alibiprops transaction	Credit	24 972 140
31 December 2003	Tradek Alibiprops transaction	Credit	30 088 210
31 December 2003	Tradek Alibiprops transaction	Credit	17 077 976
29 February 2004	Tradek Alibiprops transaction	Credit	98 199 340
30 March 2004	Tradek Alibiprops transaction	Credit	31 830 478

503 Refer Exhibit 3.44
504 Refer Exhibit 3.45
505 Refer Exhibit 3.46

It is evident from the above entries, processed in the ledger of CMMS that the Alibiprops transaction was considered, initially, as a loan of some 1 389 000 shares from RRH to CMMS. However, a journal, signed by Swanevelder on 19 May 2004, recorded the following in manuscript[506]:

"Reverse all Alibiprops transactions-per HCB"

"*HCB*" refers to Buitendag. During interview he however denied any knowledge of this journal. Swanevelder indicated that he would not have made the note if Buitendag did not instruct him in that manner. The effect of the journal was however to debit the entries in the CMMS ledger account and credit or allocate same to ledger accounts numbers 174 501: Sundry Debtors – RB Kebble – Consolidated Investments/Alibi and 211505: Sundry Creditor – Alibi in the CMMS ledger. This had the following entries resulting in the CMMS ledger account 171760:

Date	Description	Entry	Amount R
30 November 2003	Reverse all Alibiprop transact	Debit	24 972 140
31 December 2003	Reverse all Alibiprop transact	Debit	30 088 210
31December 2003	Reverse all Alibiprop transact	Debit	17 077 976
29 February 2004	Reverse all Alibiprop transact	Debit	98 199 340
31 March 2004	Reverse all Alibiprop transact	Debit	31 830 478

There was no lender of the RRL shares represented by the name in which the trading account number 669465 were opened and conducted. It is evident that shares were simply sold in the account and the proceeds were paid to relevant substantive parties. It thus appears that CMMS benefited directly from the sale of RRL shares sold in the Alibiprops transaction. The evidence available indicated that the trading account was opened in the name of a non existent company.

8.7 Summary of bases upon which CMMS benefited from the sale of RRL shares

We concluded at 8.4 *supra* that there has been an unauthorised dispossession of the RRL shares of RRH to which CMMS benefited. As no loan agreement with repayment terms and security for the return of any RRL shares were put in place, we saw no evidence of the manner in which those transactions promoted the interests of RRH.

[506] Refer Exhibit 3.43

We concluded at 8.5 supra that, in order to fund the Investec UK funding structure, JCI Limited had to borrow RRL shares. There is evidence indicating that these shares were intended to be borrowed from RRH. This intention is evident from the documentation compiled by JCI Limited. It appears that this obligation is due for execution when the funding agreement with Investec UK terminates. No agreements were however drafted and the RRH directors' minutes do not record authority thereto.

We concluded at 8.6 supra that CMMS received a cash benefit obtained from the Alibiprops transaction as it benefited directly from the sale of such shares as there had not been a substantive party being in place who borrowed the shares sold in the Alibiprops transaction.

On 24 January 2006, an overview of the evidence relating to this matter was provided to the directors of JCI Limited at a meeting of the directors. The directors decided to refer the evidence in this section eight to counsel for an opinion on what rights and obligations exist as between CMMS and RRH regarding the sales of the RRL shares. Hence, in dealing with the manner of disclosure of the transactions at section 8.8 *infra*, we assumed nothing in respect of the manner in which the transactions should have been disclosed and merely recorded the evidence thereto. Any reference towards rights and obligations are for purposes of understanding the manner in which the transactions were disclosed and do not constitute any finding of, or opinion of, the manner in which the transactions ought to have been disclosed or should be disclosed.

8.8 Disclosure of the obligation of CMMS, and consequently JCI Limited, in respect of the obligation towards RRH and, consequently, REC

As can be seen from the above, the transactions from which CMMS benefited, already came into existence from around September 2003. As JCI Limited has a March financial year end and, being a public listed company, had to issue half year financial statements, albeit not audited, as well, we examine below to what extent, if any, the sale and use by CMMS of RRL shares sold, were disclosed by JCI Limited to shareholders and other interested stakeholders. For purposes of this section, the disclosure of the following items is considered:

- The disclosure of the RRL shares transactions performed in the Consolidated Investments and CMMS trading accounts at T-Sec in the financial statements of JCI Limited;
- The disclosure of the RRL shares transactions performed in the Consolidated Investments and CMMS trading accounts to the funder of JCI Limited; and

- The disclosure of the transaction with Investec UK.

At section 8.9 *infra* we set out the manner in which the transactions were recorded in the ledger of CMMS as such may be relevant to the findings in this section.

8.8.1 The disclosure of the RRL shares transactions performed in the Consolidated Investments and CMMS trading accounts at T-Sec in the financial statements of JCI Limited

We concluded above that the nature of the above captioned transactions comprised an unauthorised dispossession of the RRL shares of RRH to the benefit of CMMS and that, upon the sale thereof, the proceeds of such sale were not used in the interest of REC.

The annual report of JCI Limited, for its 2004 financial year, recorded the statements of the chairman of JCI Limited and the audited AFS of the company, signed on 22 October 2004, some seven months after the 2004 financial year end of the company. A perusal of these documents, indicate the following[507]:

- That the chairman's statement, signed by RAR Kebble on 22 October 2004, recorded the following:

  "Randgold's principal investment is a 31.36% holding in Randgold Resources Limited......";

- The auditor's certificate placed an emphasis on the matter of going concern, referring to a note in the directors' report which indicated significant borrowings and that the going concern concept was dependent upon further borrowings being achieved in future;
- The above mentioned borrowings of the JCI Limited group were disclosed and classified in the balance sheet as interest bearing and non interest bearing long term borrowings of some R682.922 million and interest bearing short term borrowings of some R901.133 million. Notes 17, 18 and 19 to the balance sheet provided more detail of these borrowings;
- Notes 17 and 18 to the balance sheet recorded the debentures issued by JCI Limited and various other long term obligations. No mention is made of the RRL shares sold. We noted that note 17 did disclose the receipt of a collateral amount received of some R221.976 million, which relates to the sale of RRL shares, but which were sold in the Investec UK transaction and hence, not relevant to this section;

[507] Refer Exhibit 1.4.22

- Note 19 to the balance sheet refers to loans and not borrowings, but does not describe the short term borrowings of some R901.133 million in the group. The RRL shares were however sold in the trading accounts of CMMS. A perusal of the trial balance of CMMS, as at 31 March 2004, neither indicates a loan from RRH to CMMS, nor RRL shares lent. Hence it appears that these transactions were not included in the short term loans of the group, recorded in the balance sheet of JCI Limited[508]. If regard is had to the fact that the proceeds of these shares sold were credited to the Consolidated Investments account at T-Sec, which were recorded in short term investments in the ledger of CMMS, it means that, whilst the proceeds were recognised, the obligation, attaching thereto, was not recognised;

- Note 28.1 deals with commitments of JCI Limited and the group of companies and is quiet on the transactions regarding the RRL shares;

- Note 28.2 deals with scrip lending agreements, without identifying them in detail. The information, recorded therein, is not agreeable to the actual transactions performed with regards to the RRL shares sold. We once again reverted to the trial balance of CMMS and, as indicated above, could not identify the RRL shares transactions in there;

- Note 29 deals with related party transactions and, despite RRH, being a wholly owned subsidiary of REC, no mention was made of the RRL shares transactions in note 29; and

- We noted that the directors' report disclosed three items described as post balance sheet events. During the period 1 April 2004 and 21 October 2004, a further 2 800 000 RRL shares were sold in the Consolidated Investments account at T-Sec with the proceeds of R259 108924 being credited to the Consolidated Investments trading account. This resulted in 4 350 000 RRL shares having had to be returned to RRH. No mention of this change in the financial position of JCI Limited and the group companies were made in the directors' report as a post balance sheet event.

With regard to the above items in the annual report of JCI Limited and its subsidiaries, we have not identified any evidence that the obligations regarding the RRL shares were disclosed in the annual report of JCI Limited as at March 2004, save that the sale of 2 075 000 RRL shares and the sale proceeds thereof, aggregating some R278 766 101.66 was recorded in the CMMS ledger account number 151 810: Loan – Randgold Masupatsela, as explained hereunder.

[508] Refer Exhibit 1.4.22

The draft annual financial statements of JCI Limited were discussed at the JCI Limited audit committee meeting of 22 October 2004. The minute of this meeting was signed by RAR Kebble and the meeting was attended by RAR Kebble, Buitendag, Stratton, RB Kebble, Swanevelder and E Steyn from Charles Orbach and Company, the then auditor of JCI Limited. The drafts of the 2004 annual financial statements of JCI Limited were presented to the audit committee, discussed and approved. It appears from the minutes of the meeting that the 2004 financial statements of JCI Limited were prepared by E Steyn and Swanevelder. This is evident from the following text recorded in the minute[509]:

"After further discussion, the Committee thanked Messrs Steyn and Swanevelder for preparing the annual *financial statements"*

These financial statements appear to have been presented to the directors' meeting that followed immediately upon the meeting of the audit committee. It is not evident from the contents of a draft minute of this meeting that the financial statements were approved and the minutes of this meeting, found in the JCI Limited directors' minute book, were not signed[510]. The results of CMMS, upon whom the obligation to return the RRL shares to RRH rested, would have been consolidated in the results of JCI Limited. We noted a resolution of the directors of CMMS, dated 3 June 2005, which reads as follows[511]:

"THAT the annual financial statements *of the Company, as submitted, for the year ended 31 March 2004 be hereby approved on 30 September 2004, and that Messrs RB Kebble and HC Buitendag be hereby authorised to sign the financial statements on behalf of the Company."*

The resolution appears to have been signed by Buitendag, RB Kebble, RAR Kebble and Stratton. Lamprecht refused to sign this resolution.

The reviewed results of JCI Limited, for the six months ended 30 September 2004, were issued on 23 December 2004 by RAR Kebble and RB Kebble on behalf of the JCI Limited directors. This document, being in abbreviated form, does not hold any express mention of the RRL shares transactions and resultant obligations[512].

---

[509] Refer Exhibit 1.4.23
[510] Refer Exhibit 1.4.24
[511] Refer Exhibit 1.4.25
[512] Refer Exhibit 3.47

We have noted that the recordal of the effect of limited obligations of CMMS in this regard was achieved, as is evident from the contents of section 8.9. There is a note on the half year results, indicating that the going concern concept remains dependent upon further facilities being raised and income generated from investments, but with no detail of such envisaged transactions.

JCI Limited did not issue an annual report as at 31 March 2005. Hence it follows that the significant transactions with RRL shares have not been disclosed at such date, or to date. Having said that, it then remains to be determined what was intended to be disclosed by JCI Limited in this regard. There is no direct evidence available on this issue, but, as RRH was a wholly owned subsidiary of REC and the transactions brought about a direct relationship between RRH and CMMS, it is instructive to consider the manner in which the issue was dealt with at REC in order to determine the intent at JCI Limited, particularly as the two companies were related through common directors. Regard must be had to the fact that REC had to publish its financial statements and had to explain the suspected decrease in holding of RRL shares by RRH. Hence, the following events are relevant to determining the representations that REC was going to make in respect of the RRL shares transactions:

- On 11 February 2005, Lamprecht forwarded a number of schedules to Beale, recording amongst others the RRL shares sold in the Consolidated Investments account at T-Sec during 2003, 2004 and 2005 (There are differences in the numbers of sales recorded in this schedule and the records that we found, but it is a common factor that significant numbers of RRL shares were sold in the Consolidated Investments account at T-Sec)[513]. We have indicated *supra* that the properties of these schedules indicated that the schedules were originally created by one Thelma Nell at T-Sec. In his e-mail, Lamprecht informed Beale that she had to discuss the reconciliation, recorded in the schedules, with RB Kebble and Buitendag. He further included a note in the schedule, which reads as follows:

  "In terms of the shares sold in 2004 (Schedules 1, 2 &3) check with RBK and HCB on how to disclose:- Either shows as a outright sale or via scrip loan to a third party"

  Beale then also forwarded the schedule to Stratton;

[513] Refer Exhibit 3.25

1899

- During the course of the afternoon of 11 February 2005, Welsford and Beale drafted the agreements setting out a scrip lending relationship by and between RRH and JCI Limited, as detailed above (Although the numbers of shares recorded in these draft agreements do not reconcile the actual numbers of RRL shares sold as indicated above, the draft agreements indicate that JCI Limited incurred a substantive direct obligation to RRH to return significant numbers of RRL shares, which reflect the actual nature of the transactions more closely and agreeing with the nature of the transactions as indicated above)[514]. A perusal of these drafted documents indicated that they do not agree to an outright sale of RRL shares by REC, but rather a scrip loan to another party, as suggested by Lamprecht in the schedule of the RRL shares sold, forwarded to Beale earlier on 11 February 2005. During the evening of 11 February 2005, Beale forwarded theses draft agreements, amongst other documents, to the e-mail addresses of Stratton and Poole with a request to RB Kebble, Stratton, Buitendag and Poole to provide urgent comment on the documents sent[515]. We found no evidence that these agreements were ever signed;

- During the period 14 March to 18 March 2005, Welsford and Beale drafted the Bookmark contract, referred to above, and apparently also the Bookmark letter of confirmation regarding the Bookmark contract[516]. These documents convey an opposite intention to that recorded in the draft agreements between JCI Limited and RRH, drafted on 11 February 2005, not recording JCI Limited as having a substantial, or any, obligation to RRH for the return of the RRL shares. Apparently, Beale was requested by Griffiths and RB Kebble to forward these documents to them and, on 18 April 2005, Beale forwarded these documents to Griffiths and Kebble. These documents were signed and held out as representative of the contracts underlying the transactions with the RRL shares in the Consolidated Investments account at T-Sec;

- At the REC directors' meeting of 26 April 2005, the provisional results of REC as at 31 December 2005, to be released on 29 April 2005, were discussed. This meeting was attended by RAR Kebble, Buitendag, MB Madumise and GT Miller.

---

[514] Refer Exhibit 3.13
[515] Refer Exhibit 3.13
[516] Refer Exhibits 3.8 and 3.10

The drafted minute of this meeting did not record much of the discussion regarding the intended accounting treatment of the RRL shares sold[517]. However, a draft of the minute, prepared by the company secretary, recorded the text of an actual transcript of the meeting, reflecting more information regarding the topic[518]. It is evident from this transcript that the disclosure of the holding of REC in RRL shares was an important issue of the discussion. In this regard, RAR Kebble indicated that there was pressure on REC to disclose its holding of RRL shares accurately and that shareholders and other persons were interested to know the position. He indicated that transparency was required, to which Buitendag agreed and indicated that he would discuss the matter of disclosure of the transaction with RB Kebble, who did not attend the meeting, the next day. RAR Kebble questioned Buitendag on the number of RRL shares still held of the original 18 million and Buitendag indicated that 4 million were still registered in the name of RRH. Both RAR Kebble and GT Miller questioned Buitendag on the manner in which the position of the RRL shares would be disclosed. Buitendag indicated that he would formulate the text the next day, but also indicated the following:

"HCB - I haven't thought that one through yet Gordon but I would imagine to say certain shares are pledged to financial institutions, certain shares are placed in a financial structure to raise finance. Once you repay the structure you get the shares back if you don't' repay the structure you wont get the shares back. So I think it is those two scenarios that we have to ... "

Based upon the information at our disposal, the latter mentioned scenario refers to the funding arrangement made with Investec UK, which is dealt with supra. The first mentioned scenario we could not identify with the actual sales of the RRL shares. The discussions at this meeting were instructive as regards the REC directors' view on the disclosure of the transaction, hence we refer to the following extract of the discussion:

"GTM - where would that reflect in the accounts with that raising of the finance. How was that accounted for ..

[517] Refer Exhibit 3.48
[518] Refer Exhibit 3.49

HCB - Well basically the money was raised and you pay Anglo American for the WAL shares that was R200 million paid to Anglo American about R100 million was paid to Anglo American in via Inkwenkwesi, theres about R15 million to Angola.

Roger - I think the big question that is banded about is this 31% that we have submitted and filed is possibly being questioned by not only these shareholders but all and sundry and the question that is asked is you know the shares were pledged at a price and then I believe there were some collars set on those things so lets assume that it was pledged at $10 to the institution and the institution that it was pledged to went out and sold the share and if we want them back no institution is going to buy them back and give them back to us at $10 and if they are running at $13 and that's.

HCB – there are put and calls are all over the show Roger.

Roger - that's the sort of transparency that they are looking for. Now if one can see that there is an arrangement between an institution on that basis then it would put this fire out. Now I don't know there seems to have been some difficulty in getting that information. I don't know. Is that going to be described in your verbage or not.

HCB - look I agree with you that we have got to be transparent and the whole exercise we will do it and then ... and ill speak to Brett tomorrow and well see what we disclose.

Roger - we have filed it as such haven't we?

HCB - yes 80 million shares

Roger - if you look into the detail of the share register we cant see those shares but behind that there is an agreement and we can call those shares back to sort whatever rate is and ... Shares in the meantime.

Roger - our 31% represents 80 million shares and in fact physically you hold how many.

HCB - there is physically 4 million still registered in our name

Roger - so 12 million have been sold with an arrangement behind it and 12 million shares at whatever rate

GTM - how would these financials be approved

HCB - basically it is approved now subject to final distribution to the board on Thursday morning

PBB - if you want we can go a further round robin board resolution on Thursday afternoon"

- It appears that Lamprecht was requested to formulate the notes in respect of the preliminary results of REC as at 31 December 2004 as, on 28 April 2005[519], Beale forwarded to RB Kebble a draft of the note to be included in the preliminary results of REC, to be published the next day. The draft note reflects a reference to 9 890 500 RRL shares having been lent to empowerment companies. This agrees with the contents of the Bookmark contract;
- On 29 April 2005, REC published its provisional results as at 31 December 2004 under the names of RB Kebble and Buitendag, who were authorised by the REC directors on 26 April 2005 to sign off on such results[520]. This document also recorded that 9 890 500 RRL shares were lent to empowerment companies; and
- A document, purporting to be a resolution by the directors of JCI Gold and apparently signed by RAR Kebble, RB Kebble, Buitendag and Stratton, recorded that the directors of JCI Gold agreed that JCI Gold would pledge the reversionary rights in certain 8 463 501 WAR shares, at that stage already pledged to the IDC, to REC as security for the obligations of Bookmark in terms of the Bookmark contract[521]. This apparent resolution appears to have been dated 6 July 2005. A further document, captioned *"Pledge of Reversionary Rights"*, was signed by Buitendag, on behalf of JCI Gold, and by Rasethaba, on behalf of Bookmark, apparently on 26 April 2005. This latter document refers to 9 890 500 shares lent to Bookmark by RRH and then recorded the following:

  "The reversionary rights are pledged in favour of RG&E as security for the due and punctual discharge by Bookmark of its obligations for the borrowed shares."

It follows logically that the contents of this apparent pledge of reversionary rights by JCI Gold is not consistent with an intention to record JCI Limited or CMMS as disposing of a substantive obligation to return the RRL shares to RRH.

---

519 Refer Exhibit 3.50
520 Refer Exhibit 3.51
521 Refer Exhibit 3.29

The evidence, referred to supra, conveys a clear intention not to disclose neither a substantive obligation of CMMS to return the RRL shares to RRH, nor the fact that the shares were appropriated from RRH without authority and used by CMMS.

We noticed the existence of a document purporting to be a settlement agreement by and between JCI Limited, on the one part, and REC, on the other part, signed as between the parties by Lamprecht and Gray respectively on 25 August 2005. This document records an agreement by and between the respective parties that JCI Limited bound itself as surety and co-principal debtor for the obligations of Bookmark in terms of the Bookmark contract to a maximum amount of R500 million. The contents of this document is consistent with the evidence, set out above, indicating an intention not to disclose the obligations and actions of JCI Limited and, more particularly, CMMS in the sale of the RRL shares. We detail hereunder the manner in which this settlement agreement came into existence, as well as the context and implications thereof.

8.8.2 The disclosure of the RRL shares transactions performed in the Consolidated Investments and CMMS trading accounts to the funder of JCI Limited

On 23 August 2005, RB Kebble reported to the directors of JCI Limited that Investec agreed to lend up to R460 million to JCI Limited on condition that[522]:

- JCI Limited was solvent; and
- The boards of directors of JCI Limited, REC and WAL were reconstructed. As far as JCI Limited was concerned, this entailed the resignation as directors of Stratton, Buitendag, Cornwall and RAR Kebble and the resignation of RB Kebble of his executive capacity. In their stead, Gray, Lamprecht, DM Nurek, DE Jowell and PRS Thomas were appointed as directors, the former two persons in executive capacity.

The loan would have been made to an SPV, Lexshell, who was to be a subsidiary in the JCI Limited group of companies. Certain assets had to be transferred to Lexshell and committed as security for the loans and that the right and title in the shares of Lexshell also be committed to Investec as security for the loan. It was further recorded in the minutes of this meeting that the directors of the company were satisfied that JCI Limited was solvent.

[522] Refer Exhibit 3.52

The minutes further recorded that Investec and Allan Gray Limited, as major shareholders of REC, requested clarity regarding the Bookmark contract in order to ensure that issues would not be arising following the reconstitution of the REC and JCI Limited boards of directors.

This resolution of the directors was embodied in the settlement agreement, referred to *infra*, between JCI Limited and REC[523]. The Bookmark contract and a position paper on JCI Limited, more fully dealt with *infra*, were attached to the settlement agreement.

The intent of this settlement agreement is clear to the effect that it had as its objective to create an obligation of JCI Limited to act as surety and co-principal debtor of Bookmark to RRH, but to limit such obligation to no more than R500 million. In this regard, clause 5 of the agreement reads as follows:

"Subject to the Investec Agreements, JCI hereby irrevocably and unconditionally binds itself to RG&E as surety for and co-principal debtor together with Bookmark in respect of the due and punctual performance by Bookmark of all its obligations to RG&E in respect of and/or in connection with the Shares (including, without limitation, the payment of all amounts due and the re-delivery of the Shares and/or any portion of the Shares) provided that the liability of JCI in terms hereof shall be limited and shall not exceed R500 000 000.00."

In turn, clause 4 of the agreement recorded that the obligation, referred to at clause 5 of the agreement, was agreed in full and final settlement of any claim of REC in respect of the position of JCI Limited as recorded in the attachment setting out the JCI Limited position. The shares, referred to at clause 5 of this agreement, were defined at the definitions clause of the agreement as 4 500 000 RRL shares, lent by RRH to Bookmark, as described in the position paper. This description appears at odds with the recording of RRL shares lent to Bookmark by RRH as set out in the position paper, based upon the following:

- In the first instance, the position paper recorded the following:

  "In terms of the scrip lending arrangements between the Group and Bookmark, 9 890 500 Randgold Resources Limited (Randgold Resources) shares ...... were lent to Bookmark."

[523] Refer Exhibit 3.53

The reference to the term *"Group"* appears vague, but when regard is had to the Bookmark contract, attached to the settlement agreement, it is clear that it refers to REC and its subsidiaries. We have not seen any evidence indicating which of these shares were sold pre and post the split in the RRL shares and accept, for purposes of what follows, that no split is relevant to these shares; and

- In the second instance, the position paper recorded the following:

  "The terms of the structure with Investec Bank consist of three components:

  - *A scrip loan of the 5.4 million Randgold Resources shares to Investec Bank, which were then sold into the market by Investec Bank.*
  - *A loan secured by the loaned Randgold Resources shares, which upon repayment of the loan would be returned to JCI and, in turn to Bookmark and Randgold"*

Hence it was presented that RRH lent 5.4 million RRL shares to Bookmark, who lent them to JCI Limited and who lent them to Investec in terms of a derivative structure, resulting in JCI Limited may having to fund the repurchase of such shares to give back to Bookmark, who in turn had to give them back to RRH.

We attempted to follow the terms of this agreement to its logical conclusion, given the terms thereof and the information recorded in the position paper on JCI Limited and it appears that a total of some 15 290 500 RRL shares had to be returned by Bookmark to RRH. Assuming a RRL share price of USD17[524] and a Rand/USD exchange rate of R6.38, this translates to a financial obligation on Bookmark of some R1 658 407 630, of which R500 million would be met by JCI Limited, leaving some R1 158 407 630 to be met by Bookmark. If it is assumed that, in reality, Bookmark has no obligation or cannot meet such obligation, an effective write off of the assets of RRH would have been achieved whilst the assets of JCI Limited would remain protected against the claims of RRH, bar the amount of R500 million.

The difficulty we have in this regard comprises the difference between the contracted commitment of R500 million and the commitment of some R1 658 407 630, based on the number of shares apparently lent to Bookmark as per the position paper on JCI Limited.

[524] Recorded in the price charts for the share code GOLD as published on the NASDAQ web site.

Whilst the position paper seems to attempt to provide a basis for the commitment of R500 million, the amount contractually committed per the position paper appears rather arbitrary. The question then follows logically why such amount was chosen as it is clearly not based upon the numbers of RRL shares recorded in the position paper on JCI Limited as being lent by Bookmark. We deal with this question *infra*.

In this regard we refer to a document that RB Kebble seems to have sent to Bristow at RRL, referred to *supra*, in which document was recorded that 11.9 million RRL shares were used as collateral for some R500 million raised over a period of time. It is possible that this document could have influenced the amount agreed to in the settlement agreement.

We have indicated *supra* that the obligation to return RRL shares to RRH rests upon JCI Limited, due to an unauthorised appropriation thereof, the Investec UK structure and due to it having benefited from the sale of RRL shares in the Alibiprops account. As some 16 686 794 RRL shares have to be returned in this manner and would need to be purchased, the cost to JCI Limited could be some R1 809 849 677.24, provided a RRL share price of USD17[525] and a Rand/USD exchange rate of some R6.38. If the settlement agreement can be interpreted to mean that the obligation of JCI Limited in this regard is limited to R500 million, it means that an effective write off of some 12 076 800 RRL shares of RRH have been achieved, once again protecting JCI Limited against a claim of RRH.

Due to the implications of the settlement agreement on RRH and REC, we examined the basis upon which this agreement was reached. In this regard, we noted the following:

- Clause 5 of the settlement agreement records that, subject to the Investec agreements, JCI Limited bound itself as surety and co-principal debtor to REC for some R500 million. The Investec agreements were defined as to include *inter alia* the loan by Investec to Lexshell. It thus appears that the undertaking of JCI Limited to REC had to be made due to the existence of the loan to Lexshell. The term sheet of Investec, containing Investec's offer to JCI Limited on 11 August 2005 and signed by RB Kebble and Buitendag on behalf of JCI Limited, clearly recorded one of the conditions precedent to Investec lending money to Lexshell being the following[526]:

[525] Recorded in the price charts for the share code GOLD as published on the NASDAQ web site.
[526] Refer Exhibit 3.54

"Conclusion of a written arrangement between JCI, Bookmark and Randgold & Exploration Company Limited relating to certain indebtedness and contingent exposures between the parties, to the satisfaction of the Lender and Allen Gray Limited, such arrangement to be fully disclosed to the public in and at the appropriate manner and time."

This condition seems to have been appreciated by RAR Kebble, RB Kebble, Buitendag and Stratton at the JCI Limited directors' meeting of 23 August 2005 as they resolved to bind JCI Limited to REC as surety for the obligations of Bookmark to REC, based on the request of Investec and Allen Gray Limited for purposes of preventing issues regarding this relationship arising at a later stage[527];

- Clause 3.1 of the settlement agreement reads that:

  "JCI is in the JCI Position, as more fully described in the Position Paper"

  In turn, clause 3.2 reads *inter alia* that:

  "By reason of the JCI Position, JCI is prepared, in full and final settlement of all claims whatsoever nature arising against it in favour of RG&E in respect of and/or in connection with the JCI Position, to bind itself to RG&E as surety for and co-principal debtor together with Bookmark in respect of all of the obligations, subject to a maximum of R500 000 000,00, of Bookmark to RG&E, ……."; and

- The Investec term sheet, dated 11 August 2005, furthermore recorded the following conditions precedent to the loan contemplated to be made to JCI Limited[528]:

  "The Directors of JCI are to certify that JCI is solvent, having regard to all its actual and contingent liabilities and assets, within five business days of acceptance of this Term Sheet"

This aspect also appears to have been fully appreciated by RAR Kebble, RB Kebble, Buitendag and Stratton as, at the JCI Limited directors' meeting of 23 August 2005, the minutes of which referred to the JCI Limited balance sheet and annexures having been tabled and approved by the directors of JCI Limited, such directors have taken a resolution that JCI Limited was solvent[529].

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527 Refer Exhibit 3.52
528 Refer Exhibit 3.54
529 Refer Exhibits 3.52 and 3.55

1908

We also found an extract of the above resolution, certified a true copy by Beale and to which was attached the JCI Limited balance sheet and annexures, apparently referred to in the minute of the JCI Limited directors' meeting of 23 August 2005.

It thus appears that the settlement agreement was based on the information contained in the attached position paper on JCI Limited and that the settlement agreement had to be made because of the existence of the loan from Investec to Lexshell, we presume in order to ensure that the financial relationship between REC and JCI Limited was determinable and fixed in as far as matters related to the RRL shares, appropriated from RRH, were concerned. It further appears than the solvency of JCI Limited was relevant to the lending of R460 million by Investec to JCI Limited. It thus appears that the following documents are of relevance to the decision of Investec to make a loan to JCI Limited:

- The Bookmark contract and the resultant settlement agreement;
- The JCI Limited position paper and the resultant settlement agreement; and
- The resolution on the solvency of JCI Limited and the attached balance sheet and annexures.

We set out hereunder our assessment of the veracity of the information recorded in the above mentioned documents.

In respect of the Bookmark contract and the related letters and resolutions, we have set out the facts and findings *supra*, indicating that the contents of these documents do not reflect the actual transactions performed and the intention and effect of such transactions[530]. It thus appears that, in so far as the settlement agreement was drafted to give effect to the Bookmark contract, it was formulated on an incorrect recordal of the transactions giving rise to the nature and extent of JCI Limited's obligation to REC, and particularly to RRH.

We understand from Lamprecht that the JCI Limited position paper was drafted by him, based upon information provided to him by RB Kebble and Buitendag. For purposes of investigating the position regarding the transactions with the RRL shares, the following information, recorded in the JCI Limited position paper, appear to be relevant:

[530] See *supra*

- That 9 890 500 RRL shares were lent to Bookmark and that Bookmark had to return such shares to RRH by 30 May 2006;
- That Inkwenkwezi was an associated company to Bookmark and that REC and JCI Limited committed to assist Inkwenkwezi in acquiring 5.3 million WAR shares from REC. To fund this acquisition, JCI Limited entered into a funding arrangement with Investec in terms whereof 5.4 million RRL shares would be lent to Investec, who would have sold such shares into the market with the proceeds of such sales being paid to JCI Limited as collateral for the obligation to return the shares. Eventually the RRL shares would be returned to JCI Limited, and in return to Bookmark and to REC; and
- Bridging finance was provided to WAL on a back to back basis with Bookmark. This statement is devoid of detail, but seems to create the impression that Bookmark obtained funds, which it lent to JCI Limited, who in turn lent the funds to WAL.

We record the following findings relevant to the above mentioned information recorded in the Bookmark contract, JCI Limited position paper and the resolution regarding the solvency of JCI Limited:

- As recorded *supra*, we found that the transaction, recorded in the Bookmark contract represented neither the actual sale of 7 156 000 RRL shares sold, of which the proceeds were credited to CMMS, nor the 1 389 000 RRL shares sold in the Alibiprops trading account at T-Sec, of which CMMS received the equivalent benefit of 958 322 RRL shares (this does not include the Investec UK transaction);
- We further found facts indicating that the intent and purpose of the Bookmark contract was to prevent a disclosure of the obligation of CMMS to RRH to return the above mentioned RRL shares. Even if it is argued that the Bookmark contract deals with RRL shares not included in the sales of RRL shares in the Consolidated Investments and Alibiprops trading accounts at T-Sec, the contents of the Bookmark contract would still be erroneous as RRH then would not have had enough RRL shares to lend to Bookmark, based upon the following reconciliation of the RRL shares held by RRH, prepared by T-Sec:

Description	RRL shares
Starting balance as at 1 January 2004[531]	10 785 000
Add sales during 2003	900 000
Deduct pre split sales during 2004	3 620 000
Balance of shares left pre split	7 165 000
Balance of shares left post split	14 330 000
Post split sales	5 120 000
Pledged to Socgen in certificated format	4 000 000
Balance available	5 210 000

- As far as the representations regarding the funding of Inkwenkwezi are concerned, we noted that R85 865 625 were paid from T-Sec and eventually debited in the loan account of Inkwenkwezi in CMMS's books on 31 March 2005. This amount we understand should actually be reflected in REC's books. A further amount of R42 932 812.50 was paid from T-Sec and, after initially having been debited to the Inkwenkwezi loan account in CMMS's books, were transferred to the REC loan account in CMMS's books[532]. Assuming that these amounts were paid to or for the benefit of Inkwenkwezi for the purchasing of the WAR shares, it follows that these amounts would have been funded by the sales of a mix of RRL shares, referred to above, and normal share trading in the T-Sec treasury operation of CMMS. Hence it is not possible to determine whether RRL shares sold, funded these payments to Inkwenkwezi. That, however is not relevant, because the shares were sold by CMMS and CMMS, not Inkwenkwezi, had the obligation to return the RRL shares sold. Inkwenkwezi however had to repay the loan to CMMS, or, if it is correct that the loan was made to Inkwenkwezi by REC, as we were informed by the accounting staff of JCI Limited, then REC had to repay the loan to CMMS.

However, the crucial aspect of the representations in the JCI Limited position paper in respect of Inkwenkwezi, is that it was recorded that Inkwenkwezi was funded out of the Investec UK transaction, in which Bookmark was a party to the transaction structure. This is clearly not consistent with the evidence found.

---

[531] T-Sec indicated on their reconciliation that this balance was assumed based on information received from JCI Limited.
[532] Refer paragraph 10.22 *infra*

Whilst we cannot determine the source of funding to Inkwenkwezi, due to the effects of mixing of money when paid into a common pool or account, it is clear from our analysis of the Investec UK transaction that neither did Bookmark participate therein and incur obligations in respect of the RRL shares forming part of that structure, nor did JCI Limited incur any obligation to Bookmark in terms of the RRL shares forming part of that transaction; and

- In respect of the representation that JCI Limited provided bridging finance to WAL on a back to back basis, it follows that Bookmark should then have lent money to JCI Limited to on lend to WAL and, if such arrangement was to affect JCI Limited's relationship with REC as regards the missing RRL shares, such shares should have been lent to Bookmark. As regards the first mentioned scenario, we found no evidence in the financial records of CMMS and JCI Gold that Bookmark lent money to CMMS or JCI Gold[533]. As regards the latter proposition, we refer to our findings *supra* regarding the Bookmark contract and repeat that we found no evidence of RRL shares having been lent to Bookmark.

It thus appears that, in so far as the settlement agreement was drafted to give effect to the information recorded in the JCI Limited position paper, it was formulated on an incorrect recordal of the transactions giving rise to the nature and extent of JCI Limited's obligation to REC, and particularly to RRH.

In the last instance, we considered the resolution of the directors to the effect that JCI Limited was solvent. No balance sheet of the JCI Limited group, as at 23 August 2005, was attached thereto, but balance sheets for the period ending 30 September 2004 and 31 March 2005 respectively were attached. The balance sheet at 30 September 2004 recorded a net asset value of some R736 579 712, but the annexures thereto provide no evidence of any obligations regarding the RRL shares transactions having been included. At that stage, CMMS benefited from the sale of some 7 093 397 RRL shares and had to give back some 12 936 794 RRL shares at a cost, if valued at 25 August 2005, of some R1 089 485 043.50[534].

[533] The only reference that we found to any money possibly received from Bookmark is an entry in the Matodzi loan account, indicating a receipt of R500 000 on 30 April 2004 and referenced *"Bookmark Rasetaba"*.
[534] Assuming a RRL share price at the day of some USD13.20 and a Rand/USD exchange rate of some R6.38.

The balance sheet, at 31 March 2005, recorded a net asset value of some R545 294 000, but the annexures thereto provide no evidence of any obligations regarding the RRL shares having been included. At that stage, CMMS benefited from the sale of some 7 902 586 RRL shares and, upon the assumption that a scrip loan was made, had to give back some 13 745 983 RRL shares at a cost, if valued at 25 August 2005, of some R1 157 631 704.32[535]. We have not had sight of the balance sheet of JCI Limited as at 23 August 2005 and hence, cannot comment upon the solvency of JCI Limited at such date. At such date however, JCI Limited had an obligation to return some 16 686 794 RRL shares at a probable cost of some R1 405 295 045.50. It appears that this obligation was not disclosed at the time, otherwise the settlement agreement, based upon facts inconsistent with this obligation, could not have been called into being without a conscious decision to write down the major asset of REC.

8.8.3 The disclosure of the transaction with Investec UK

As we have recorded *supra*, this transaction was performed during March and April 2004. Hence we examined the following documents to determine the manner in which it was disclosed:

- The annual report of JCI Limited and its subsidiaries as at 31 March 2004;
- The half year results of JCI Limited and its subsidiaries as at 30 September 2004;
- The period ending 31 March 2005; and
- The transaction documentation relating to the loan from Investec to Lexshell and the settlement agreement.

The audited balance sheet of JCI Limited and its subsidiaries, as at 31 March 2004, disclosed interest bearing borrowings of some R677 078 million. Note 17 to the balance sheet recorded the following description for R221.976 million thereof:

"Collateral received from the borrower of listed securities. The collateral bears interest at rates varying between 9,65% and 9,71% and is repayable upon the return of the shares which will be on dates varying between 24 January 2006 and 24 May 2006."

535 Assuming a RRL share price at the day of some USD13.20 and a Rand/USD exchange rate of some R6.38.

This aspect was further embroidered on at note 28.2, captioned scrip lending and reading *inter alia* as follows[536]:

"At year end,

- *subsidiary companies had lent out listed securities having a carrying value of R371 354 000 and a market value of R438 524 000. Collateral received in respect of these listed securities amounts to R221 976 000.Refer note 17.*
- *the Company had borrowed listed securities having a market value of R72 000 000 and its subsidiaries had borrowed listed securities having a market value of R403 614 000.*
  These shares were pledged as security for Group loans-refer Appendix D."

A perusal of Appendix D of the annual report makes no mention of RRL shares borrowed or lent. We noted the following in respect of the disclosure referred to *supra*:

- The contents of notes 17 and 28.2 appear to have reference to the Investec UK transaction; and
- Whilst the Investec UK structure, as indicated *supra*, required the borrowing from RRH and the lending to Investec UK of RRL shares, such fact was neither disclosed in Appendix D, apparently listing the shares borrowed and/or lent as dealt with in note 28.2, nor anywhere else in this annual report, as far as we could determine.

In so far as the nature and extent of JCI Limited's obligations are concerned in terms of the Investec UK transaction, note 32 to the financial statements of JCI Limited reads as follows[537]:

"An equity option structure maturing between 24 January 2006 and 24 May 2006, consisting of bought equity options and sold equity call options relating to the collateral provided referred to in Note 17, was entered into. The equity option structure was implemented in the American Depository Receipt market and the resultant equity options converted to rand through separate forward foreign exchange contracts. The equity options consist of 2,7 million bought put options with an average strike price of US$14.93 and 2,7 million sold call options with an average strike price of US$22.55. At 31 March 2004 the market value of the equities to which the bought put options related fell into a range between the put strike price and the call strike price. The related forward exchange contracts were acquired at rates varying between R6.55 and R6.67 to the US Dollar. Subsequent to the year-end the forward foreign exchange contracts were unwound."

---

[536] Refer Exhibit 1.4.22
[537] Refer Exhibit 1.4.22

The half year results of JCI Limited and its subsidiaries do not reflect any detail, save to record that non current interest bearing borrowings amounted to R686.345 million.

No disclosure of the Investec UK transaction was achieved by JCI Limited as at 31 March 2005, due to the failure of JCI Limited to issue AFS.

We have dealt with the circumstances of the loan from Investec to Lexshell and the settlement agreement in detail *supra*. Of relevance in this section is the fact that the Investec UK transaction was presented in the JCI Limited position paper as having Bookmark as a party thereto. The evidence recording the Investec UK transaction did not record Bookmark as a party thereto.

8.9 Accounting entries posted

During the 2005 financial year of CMMS, the following entries were posted in the CMMS ledger account number 171 760: Shares – Randgold Resources:

- On 30 April 2005, a credit of R186 171 496.00 was recorded. This entry represented the sale of 1.5 million RRL shares in the Consolidated Investments trading account at T-Sec and which were credited to such account. This entry recorded such sales conducted during the period 7 April 2004 to 29 April 2004. The entry represents a short sale of the shares. However, effective the same day, R186 171 496.00 was debited to this account and credited to CMMS ledger account number 151 810: Loan-Randgold/Masupatsela, thus recognising that the shares were due to be returned to REC;

- On 3 May 2004, journal number 1927 was processed in the ledger of CMMS, crediting CMMS ledger account number 151810: Loan – Randgold/Masupatsela with R111 756 893.89 and debiting account number 155 764: Loan – Randgold Funding with some R100 786 893.89. In this entry was recorded the sale of 575 000 RRL shares, aggregating some R95 594 605.66. As such, a debt in respect of the sale of these shares were recognised as due to REC. As is the case with the sale of the 1.5 million RRL shares referred to *supra*, the pre split status of these transactions has not been recognised; and

- During the period 25 June 2004 to 31 March 2005, some R123 808 393.48 was credited in the CMMS ledger account number 171760: Shares-Randgold Resources. These entries represented the sale of some 1 989 189 RRL shares sold in the Consolidated Investment trading account at T-Sec during the period 15 June 2004 to 31 March 2005. Effective 31 March 2005, this account was debited with R123 808 393.48 and account number 170 200: Investments – Short Term were credited with such amount, hence the obligation to return the RRL shares were shown as towards the treasury function at T-Sec and Socgen. Whilst the effect of this entry disclosed an obligation to return RRL shares, it failed to record RRH as the creditor. However, effective the same day, i.e. 31 March 2005, the transfer of the R123 808 393.08 to account number 170 200 was reversed and account 170 700: Investments-Other was credited with such amount. This entry negated the fact that CMMS had an obligation to return the shares to its owner and represented that CMMS liquidated its own RRL shares, which it of course did not own. Whilst the transaction mentioned at the first bullet above is consistent with an intention to recognise RRH as a creditor of CMMS, the latter entry was not consistent with such intention.

Neither the above entries recognised the fact that the RRL shares were split and that such influenced the nature and extent of the obligation towards RRH.

The accounting entries made in respect of the Alibiprops transactions are recorded at section 8.6 *supra*. We indicated that the transactions, initially recorded in the account 171760: Shares – Randgold Resources, were transferred from there to accounts number: 174504: Sundry Debtors- RB Kebble - Consolidated Investments/Alibi and 211 505: Sundry Creditor – Alibi, hence fully removing the Alibiprops transaction out of CMMS's balance sheet. The effects of these entries were a denial of any liability of CMMS to RRH in respect of the RRL shares sold in the Alibiprops account at T-Sec, and also a denial of the fact that CMMS had an obligation to return RRL shares to RRH proportionate to the benefit of some R139 million received from the sale of RRL shares in the Alibiprops account.

9 The reconciliation and application of funds generated

9.1 Introduction

The purpose of this section is to investigate the source of funds obtained by CMMS and the subsequent distribution thereof. During the investigation, we concentrated on the trading activities at T-Sec, specifically relating to the three major trading accounts, namely Consolidated Investments (648410); Randgold Scrip Lending (633701) and JCI Gold Limited (649558).

During the investigation we established that trading occurred in shares that may not have belonged to CMMS, but which were obtained through actions of the past directors of CMMS. We conducted an analysis of certain of the shares traded by CMMS to establish whether or not these belonged to CMMS at the stage when they were traded. Based on this analysis we calculated a possible liability where shares were sold by CMMS, which did not belong to them.

We also prepared a cash flow analysis (per financial year and consolidated for the period under investigation) indicating the flow of funds generated by the share trading. In addition, a cash flow analysis of CMMS was also prepared. These cash flows, including the share trading and other income, were then combined into a combined cash flow analysis of CMMS. This combined cash flow analysis of CMMS indicated funds received from T-Sec, relating to share trading, and other funds received by CMMS and the subsequent application of such funds by CMMS.

9.1.1 Activity of CMMS

In the directors' report to the audited financial statements, of CMMS, for the year ended 31 March 2004, the nature of CMMS's business was recorded as follows:

"NATURE OF BUSINESS

Your company operates in the fields of management and finance and also holds investments in property and finance companies and a farming company."

During consultations with the current management of the company, we were informed that CMMS acted as the treasury of the JCI Limited group of companies in that it obtained and provided finance for the rest of the group of companies. The majority of the funds obtained, appear to have been allocated to WAL as working capital. CMMS have held an interest of approximately 40% in WAL during the period under review.

A note in the directors' report recorded that the annual financial statements of CMMS had been prepared on the basis of accounting policies applicable to a going concern, despite the apparent accumulated losses of R676 166 000 and the group's total liabilities exceeding its assets by R638 685 000.

As at 31 March 2004, the short term borrowing, or collateral provided by CMMS, in relation to the scrip lending activities of CMMS, was reported to be R2 214 610. Note 13, "*INTEREST-BEARING BORROWINGS*", to the financial statements of CCMS, reflected the cost of collateral as follows:

"........ The collateral bears interest at rates varying between 9,65% and 9,71% and is repayable upon the return of shares which will be on dates varying between 24 January 2006 and 24 May 2006......."

In note number 22, *"Commitments"*, it was recorded that CMMS had borrowed listed securities of a market value amounting to R422 855 000.

A review of the three major trading accounts recognised by CMMS[538], indicated that a gross amount of R339 803 528.20 had been generated by the sale and purchase of shares through the T-Sec accounts during the financial year ending 31 March 2004. The amount included the sale of shares such as WAR, REC, JCI Gold and RRL.

Based on a limited review of the financial statements and discussions with the current management of CMMS, it appears that the funding of the group was effected by way of share transactions, obtained through securities-lending agreements between CMMS and T- Sec[539] and between CMMS and Socgen[540].

[538] Refer Paragraph 9.1.2 *infra*
[539] Refer Paragraph 9.1.2.1 *infra*
[540] Refer Paragraph 9.1.2.2 *infra*

9.1.2 Trading accounts operated at T- Sec by CMMS

As part of their treasury function and to generate funds for the group, CMMS was alleged to have transacted various trading accounts at T-Sec. Based on initial consultations and instructions, received from the current management of CMMS, we concentrated on the following trading accounts:

- Consolidated Investments ("Consolidated Investments"): Account number: 648410;
- Randgold Scrip Lending Account ("Randgold Scrip"): Account number: 633701; and
- JCI Gold ("JCI Gold"): Account number: 649558.

It is our understanding, based on consultations with management, that the bulk of the financing activities were conducted in these three accounts with the majority of the trading being transacted in the Consolidated Investments and Randgold Scrip accounts. It is further our understanding that these treasury activities were embarked on due to difficulty experienced by JCI Limited to obtain normal bank generated financing.

9.1.2.1 Consolidated Investments – Account number 648410

A trading account was opened in the name of Consolidated Investments (Pty) Limited. We were unable to obtain the original statutory documentation relevant to the opening of the account and the exact date of opening of the account is therefore uncertain.

During an internal review, performed by Saaiman of T-Sec, during November 2005, it became apparent that T-Sec had not obtained all of the required statutory documents relating to CMMS. This was subsequently rectified, according to e-mail communications between Beale, Tertia Penkin and Saaiman[541].

From the correspondence between Beale and Tertia Penkin, dated 9 November 2005, it appears that a company, Consolidated Investments (Pty) Limited, existed in Mafikeng, but did not form part of the JCI Limited group of companies. It is uncertain at this stage why the previous directors of CMMS opened a trading account in the name of Consolidated Investments (Pty) Limited, as it appears from the correspondence that they were aware of the existence of the entity styled Consolidated Investments. It appears that Beale, on behalf of CMMS, contacted the company with a view to purchase the entity, but did not receive any reply from them.

[541] Refer Exhibit 4.1.1

It appears that the required statutory documentation, relating to CMMS, was then forwarded to T-Sec for this account, but that the account name was not changed and was still known as the Consolidated Investments trading account. This account is thus referred to as the Consolidated Investments trading account throughout this report.

A resolution of the directors of CMMS, passed on 16 November 2005, resolved that the name of the account be changed to CMMS and that the following directors be appointed as the representative officer and authorised signatories[542]:

- Gray – Representative Officer;
- Authorised "A" signatories: Gray and Lamprecht; and
- Authorised "B" signatories: Henning and Beale.

A new full discretion mandate between T-Sec and CMMS was also entered into and signed on 18 November 2005[543].

As part of the trading activities agreed between the previous directors of CMMS and T-Sec, T-Sec, on behalf of CMMS, had the authority to facilitate the borrowing of securities as and when funds were required by CMMS.

A Securities Lending Agreement between Tradek Balderson (Pty) Limited (currently T-Sec), and CMMS was signed on 13 February 2002[544]. The signatories to the agreement were Steenkamp, on behalf of T-Sec, and Poole, on behalf of CMMS. The purpose of the agreement was recorded as follows on page 10 of the agreement, under the heading *"Part III – Main Agreement"*:

"1. PURPOSE OF THIS AGREEMENT

The purpose of this agreement, is to appoint Tradek as the borrowers agent, for purposes of Tradek borrowing securities from a lender on terms and conditions to be determined by Tradek in its sole and absolute discretion (which shall bind the borrower) pursuant to the receipt of a borrowing instruction on behalf of the borrower from time to time, on the terms and conditions of this agreement".

---

[542] Refer Exhibit 4.1.2
[543] Refer Exhibit 4.1.3
[544] Refer Exhibit 4.1.4

It is apparent from the agreement that T-Sec could approach any lender and was not restricted to a specific lender in the industry. The agreement also stated, on page 12 at clause 3.

"3 SCOPE OF THIS AGREEMENT

This agreement, shall apply to all loans of securities which the borrower may wish to borrow from time to time from a potential lender, to be facilitated by Tradek, where Tradek has received borrowing instruction/s from the borrower."

Based on the above agreement, CMMS actively traded in various securities with the main objective of obtaining funding for the JCI Limited group of companies. Trading was effected by T-Sec and, more specifically, by Chivers. In paragraph 9.1.3 *infra* the trading objectives of CMMS, and the instructions given to the trader, are discussed.

During a consultation with both Steenkamp and Van Zyl, it was indicated that, during the initial stages of the securities lending agreement, T-Sec obtained securities from various sources and institutions. As from the 2004 financial year of CMMS and beyond, however, the scrip was mainly obtained from Socgen.

9.1.2.2 Randgold Scrip – Account 633701

The Randgold Scrip account was opened by RB Kebble 7 on February 2003[545]. A review of the transactions in this account indicated limited transactions being performed in this account to 31 December 2004.

On 16 February 2005, REC authorised T-Sec to perform Safex transactions on the Randgold Scrip account[546]. Consultations with the staff of T-Sec indicated that the Safex transactions were intended to be used as a *"hedge"* to the liability that would be incurred from time to time on the security lending activities. The transactions, performed on the derivatives account, have not been included in our review of transactions conducted by T-Sec on behalf of CMMS.

During a consultation with Steenkamp and Van Zyl, of T-Sec, they stated that the JSE had advised T-Sec, during December 2004, that the potential liability incurred in terms of the securities lending agreement was considered to be too high for a brokering firm and that the JSE had instructed T-Sec to stop acting as an agent for CMMS in terms of the scrip lending agreement.

[545] Refer Exhibit 4.1.5
[546] Refer Exhibit 4.1.6

Following this instruction from the JSE, the Randgold Scrip account, opened by RB Kebble in 2003, had been re-activated. REC then entered into a securities lending agreement with Socgen[547]. This agreement was signed on 26 October 2004 by Buitendag, on behalf of REC, and on 12 January 2005 by M Pasquier of Socgen. This aspect is dealt with in detail at section eleven *infra.*

Under the heading *"APPLICABILITY"*, on page 1 of the agreement, the following was recorded:

"1 APPLICABILITY

*1.1 From time to time the parties may enter into transactions in which one party (**"Lender"** Party A) will transfer to the other (**"Borrower"** Party B) securities and financial instruments (**"Securities"**) against the transfer of Collateral (as defined in paragraph 2) with a simultaneous agreement by Borrower to transfer to Lender Securities equivalent to such Securities on a fixed date or on demand against the transfer to Borrower by Lender of assets equivalent to such Collateral……."*

The collateral, referred to above, was defined as follows on page 2 of the agreement:

*"…….**"Collateral"** means such securities or financial instruments or transfers of currency as are referred to in the table set out under paragraph 1 of the Schedule as being acceptable or any combination thereof as agreed between the Parties in relation to any particular Loan and which are delivered by Borrower to Lender in accordance with this Agreement and shall include Alternative Collateral……."*

In terms of the schedule, attached to the agreement, the collateral for each loan was not to be less than the consolidated market value of the loan securities and the margin percentages indicated in the following table:

Security/Financial Instrument	**Margin %**
Cash in South African Rand	105
South African Equities listed on JSE and included in ALSI 40	120
South African Bonds listed on the Bond Exchange of South Africa subject to prior approval of the lender	110

[547] Refer Exhibit 4.1.7 and paragraph 11.4 *infra*

Although this trading account was opened, based on instructions received from REC, a separate legal entity, all the transactions, performed on the JSE and reflected on this trading account, were accounted for in the general ledger of CMMS. We presume that the transactions, conducted in this account, were conducted on behalf of CMMS and not on behalf of REC.

Following the instruction from the JSE to limit the possible liability of T-Sec, the following shares were "transferred" to the Randgold Scrip account as security for the lending transactions:

Share	Number of shares	Price at transfer R	Total R
JCI Limited	89 526 009	0.34	30 438 843.06
Matodzi Resources	52 896 597	0.75	39 672 447.74
WAR	2 000 000	30.00	60 000 000
Total value			**130 111 290.80**

In addition, the following short positions, incurred by CMMS in terms of the original securities lending agreement, were also transferred to this new account:

Share	Number of shares	Price at transfer R	Total R
Investec	477 472	170.80	81 552 217.60
Standard Bank	1 524 834	64.00	97 589 376.00
Tiger Brands	300 000	96.67	29 001 000.00
Value of "shorts"			208 142 593.60

During our investigation of the transactions and the sale and purchase of securities, it was noted that no transactions in shares of companies, forming part of the JCI Limited group of companies, were traded in this account.

9.1.2.3 *JCI Gold – Account Number 649558*

The JCI Gold account was opened by Poole on 13 February 2003 according to the date of the discretionary mandate signed with Tradek[548]. Limited trading took place during the period February 2003 to February 2005.

During the period March 2005 to October 2005, the account reflected total net value in share trading of some R37 million. The main share scrip traded during this period was that of WAR, REC and S&J. These shares were transferred from various other trading accounts, controlled by the directors of the JCI Limited group, and subsequently liquidated through this account. No security lending activities and no share portfolio were maintained in this account.

Although this trading account was opened, based on instructions received from JCI Gold, a separate legal entity, all the transactions, performed on the JSE and reflected on the trading account, were accounted for in the general ledger of CMMS. We presume that the transactions, performed in this account, were performed on behalf of CMMS and not on behalf of JCI Gold.

9.1.2.4 *Other related trading accounts*

We noted an e-mail with the subject heading *"Kebble Accounts"*, dated 18 February 2003, from Tertia Penkin of T-Sec, addressed to Steenkamp, indicating a total of 22 *"Kebble Accounts"*[549]. On a separate e-mail, dated 31 March 2003, from Tertia Penkin to Beale, four accounts on the original list had been closed, but the remainder had been maintained. A trading account in the name of S&J was included in the list.

During our investigation of the trading accounts, we identified the accounts tabled below. In the column next to the account number, we have indicated whether or not any transactions between these accounts and the three major CMMS accounts, as discussed at paragraphs 9.1.2.1, 9.1.2.2 and 9.1.2.3, were observed:

No	Account Name	Account number	Transactions identified
1	Randgold Scrip	633701	Yes
2	Wolwekloof Investments	640987	No

[548] Refer Exhibit 4.1.8
[549] Refer Exhibit 4.1.9

No	Account Name	Account number	Transactions identified
3	Consolidated Mining Management	660415	Yes
4	Durban Deep Staff Account	648667	No
5	First Westgold Mining Management	664656	No
6	Continental Goldfields Limited (No 2 Acc)	657379	No
7	Consolidated Investments (Pty) Limited	648410	Yes
8	Randgold & Exploration Co Ltd	655050	No
9	EH Kebble	625293	No
10	RB Kebble	625087	Yes
11	Brett Kebble	625160	No
12	Roger Brett Kebble (Acc no 2)	617191	No
13	Durban Roodepoort Staff Option Scheme	642850	No
14	Consolidated Mining Management	620997	No
15	Andrew Kebble	625194	No
16	MR Kebble	625111	No
17	GNT Holdings F/Rand Account	630335	No
18	Cornwall	616474	No
19	Kebble Kids	625335	No
20	Phoenix Investments	6522289	No
21	Pilgrims Rest Estate	632281	No
22	Rand Lease Properties	644617	No
23	Simmer & Jack	699926	No
24	JCI Gold Limited	649558	Yes
25	Alibiprops	669465	Yes
26	Demat	660415	Yes
27	Western Areas Mine Deposit		Yes
28	Western Areas	668087	Yes
29	Western Areas No 2	671958	Yes
30	WAL Share Incentive Scheme	657122	Yes
31	Consolidated Mining Management Services	689422	Yes
32	Phikoloso	940445	Yes
33	Itsuseng Strategic Investments	986166	Yes

Details of the transactions, identified above, are referred to at paragraph 9.2.

9.1.3 Activities on the major JCI Limited trading accounts at T-Sec

Based on consultations with Steenkamp and Chivers, it appears that the primary trading strategy was to generate funding for the JCI Limited group of companies *via* the securities lending agreements that were in place on the Consolidated Investments and Randgold Scrip accounts.

Chivers informed us that, initially, the Consolidated Investments trading account number 648410 was opened as an investment fund for JCI Limited and that the objective of the fund was to generate growth on investments.

According to Steenkamp and Chivers, RB Kebble began to comprehend the funding potential of a securities lending arrangement at the time when funds had been required for the purchase of T-Sec. RB Kebble agreed to assist with the purchase by providing finance. The required funding of approximately R18 million was made available within a day and, based on this transaction, RB Kebble entered into the initial securities lending agreement for the provision of funding to the JCI Limited group.

The initial arrangement for this funding was for a period of three months, which period was extended for a further two periods of three months before ending in the current position. T-Sec had recommended the hedging of the liability incurred through the securities lending arrangement. CMMS had always declined to do so.

The initial agreement with Socgen was that the limit of the securities lending arrangement would be capped at R700 million on the Consolidated Investment trading account, while T-Sec acted as an agent for JCI Limited. As security for this arrangement JCI Limited provided WAR share scrip and cash.

JCI Limited's funding requirements soon exceeded that limit and, as a result, Socgen indicated a willingness to provide an additional facility. The additional facility was to be provided to another legal entity in order to satisfy requirements imposed by their head office in France, which restricted facilities to a maximum of R700 million per entity. A second agreement was then drawn between REC and Socgen.

Although the Socgen requirement was for two separate legal entities, the limit, for the JCI Limited Group and CMMS, as the treasury, was effectively increased to R1 400 million, with separate facilities for both CMMS and REC. All of the transactions on the trading accounts were reflected in the general ledger of CMMS.

We were informed that the JSE had advised T-Sec that the JSE, as regulator, believed that T-Sec's capital adequacy requirements were not sufficient to facilitate the arrangements as they were. In addition, the JSE did not recognise the shares of RRL that had been provided as collateral for the security lending arrangements agreed with Socgen.

During the period of the agreement, CMMS's funding requirements were such that the normal *"Trade plus 5 days"* arrangement became inadequate and an arrangement of *"Trade plus 1 day"* was required. For this reason T-Sec and/or Socgen provided the facility accordingly and funds were advanced on the basis of *"Trade plus 1 day"* and recovered on the basis of *"Trade plus 5 days"*.

Chivers informed us that the trading activities were primarily based on generating funds as and when required by CMMS. Chivers was ultimately responsible for the selection of shares that were *"short"* traded on the account, although there were some trades effected through the account without his knowledge or consideration. Chivers maintained that he held daily consultations with RB Kebble regarding the trades and claimed that RB Kebble would sometimes insist on going *"short"* or *"long"* on specific shares.

At a stage when the CMMS funding requirements increased, Socgen demanded more liquidity in terms of both shares and cash. RB Kebble apparently distanced himself from the liquidity problem, and, during the 2005 financial year, Lamprecht began to take more responsibility for meeting the Socgen security and liquidity requirements.

During our investigation of the trading accounts, it was evident that there was a minimum of documentation available to support the various transactions conducted through these accounts. Most of the supporting documentation consisted of internal documentation generated by T-Sec indicating that numerous trading instructions had been verbally received from CMMS staff.

In a letter, dated 17 July 2003 and addressed to Swanevelder at JCI Limited, Saaiman, of T-Sec, informed Swanevelder that[550]:

"...1. <u>Transfer by request of JCI Ltd</u>

Tradek (Pty) Ltd regularly received request either from C Lamprecht, G Poole, R Kebble and B Kebble. Some of these transfers are requested in writing and other by recorded phone conversations. Therefore it is impossible to provide proof of every transfer. We do authenticate every transfer, hence the fact that all transfers are rooted through Mark Chivers."

9.2 Cash Flow Analysis of the Trade Accounts

9.2.1 Introduction

We prepared a cash flow analysis of the transactions conducted through the three major accounts, for the period 1 April 2002 to 31 October 2005. The movements on all three accounts were consolidated into a single flow of funds for the period. As indicated at paragraph 9.1, the majority of the transactions were performed in the Consolidated Investments trading account number 648410. We have separated the total movements for each financial year and have discussed the inflow and outflow of funds accordingly. We have then consolidated the figures to establish the total inflow of funds into CMMS and the JCI Limited group.

9.2.2 Trading Activities

The trading activities on the JSE entailed T-Sec, or the investor, identifying shares, which, it was believed, would depreciate in terms of current share price. The trader would adopt a *"short position"* whereby shares, which were not owned by the trader, were sold. In order to deliver the shares to meet the JSE requirement of *"Trading plus 5 days"* for delivery of sold scrip, the trader had to borrow the specific shares sold from a securities lender and deliver them to the buyer of the shares. At a future date, the trader would acquire the same number of shares sold, hopefully at a lower price, and deliver these to the securities lender on due date, thereby making a turn on the price movement of the shares.

550 Refer Exhibit 4.1.10

The net effect of the *"short"* trade described, was that funds were received on the sale of the shares. The trader borrowed shares for delivery to the buyer and incurred a liability towards the securities lender to return the specific number of shares borrowed at a future date. The movement in the price of the shares between date of borrowing and the date of delivery was at the risk of the trader as it is the scrip borrowed that had to be delivered and not a value of shares.

As part of a scrip lending agreement, the trader had to provide security, or collateral, to the lender that would normally have been equal in market value to the shares and/or securities borrowed from the lender. Collateral was normally in the form of cash or securities, as agreed between the parties. In terms of scriplending agreements, all income, namely dividends declared on the shares borrowed, were generally payable by the borrower to the scrip lender regardless of the fact that the borrower could have sold the shares on the market, would not have been in possession of the shares and would not have received the declared dividend. The arrangements, pertaining to the CMMS scrip borrowing, were set out at clause six *"distributions and corporate actions"* of the securities lending agreement[551].

9.2.3 Profit generated

For purposes of this report we have not calculated the profit generated on the trading of shares, but have merely calculated the net cash flow generated by the sale of shares less the funds used for repurchase. We also did not investigate movement in collateral or dividends paid and received on the account, but only calculated the net movement for these transactions. The value of overall trading activities, as reflected in the various cash flow statements, is the net figure resulting from share trading, movement in collateral, net amount in dividends and interest.

A securities lender normally charges a monthly fee on the securities provided in terms of these agreements. The fee is normally an agreed upon percentage on the total value of the securities borrowed. We did not verify or re-calculate these monthly charges, indicated as scrip lending fees on the cash flow analysis.

9.2.4 Cash inflow

The funds, received from the trading activities, are identified in the relevant financial years in the paragraphs below. We concentrated on the movements of the following shares:

[551] Refer Exhibit 4.1.7

- WAR;
- REC;
- Aflease;
- RRL; and
- JCI Limited.

9.2.5 Consolidated overview, for the period 1 April 2002 to 31 October 2005

A consolidated flow of funds, on the three major trading accounts, for the period 1 April 2002 to 31 October 2005, was prepared and is attached to this report[552]. Based on this, a total amount of R1 890 491 621.75 was generated and an amount of R1 888 258 788.37 was expensed by the trading activities. This leaves, taking the opening balances on the various accounts into account, a shortfall of R2 749 071.11 for the period under review.

9.2.6 Funds received

Total funds, generated on the three accounts for the period 1 April 2002 to 31 October 2005, amounted to R1 890 491 621.75. This amount was sourced in the manner set out below.

9.2.6.1 Trading Activities

An amount of R1 372 468 859.85 was generated from trading activities with T-Sec as part of the two securities lending agreements. This amount represents the net trading activities after accounting for the movement incurred for collateral, dividend payments and interest payments associated with the securities borrowing/lending activities. We have not analysed or calculated the profit and losses generated by the trading activities on specific shares or through share *"jobbing"*. Since the bulk of the activities involved the selling of borrowed securities, an inflow of funds to the account was generated.

[552] Refer Annexure L

Included in this amount is an amount of R1 193 844 616.39, representing the net funds generated on the sale and purchase of listed shares of companies that form part of the JCI Limited group of companies, as identified at paragraph 9.2.4 *supra*[553]. As can be seen from Annexure M, this amount has been calculated, based on the net result of trading in these shares on the JSE. The amount has been calculated as follows[554]:

- Net sales of 4 239 900 WAR: R128 007 667.22;
- Net sales of 11 055 444 REC: R274 993 825.54;
- Net sales of 7 126 000 RRL: R663 523 713.98;
- Net sales of 88 589 386 AFLEASE: R151 808 541.70; and
- Net purchases of 94 892 925 JCI Gold: R24 489 732.05.

An amount of R22 973 529.67, representing a sale of one million WAR shares on the overseas market *via* the brokerage firm Andisa Securities, should also be included in the overall amount. This has not been reflected in the trading as the sales were effected offshore and not locally on the JSE. These shares formed part of share certificate number 2197, representing two million WAR shares. Of this, one million was transferred to Investec and the other million was sold.

The net result of this is that the net amount generated from the Socgen facility, the funds received through the security lending agreements, after the effect of collateral, dividends and interest, was R155 650 713.79 for the period under review, calculated as follows:

Net income generated by share trading	R1 372 468 859.85
Less Share trading (Part of JCI Limited Group)	(R1 193 844 616.39)
Less WAR Shares sold – Andisa Securities	(R22 973 529.67)
Net Income – Socgen facility	R155 650 713.79

9.2.6.2 *Other Income*

The other income, received on the account, can be categorised as follows:

[553] Refer Annexure M
[554] Refer Annexure N

- Funds deposited into the trading account;
- Transfers generated between the various trading accounts at T-Sec, controlled by the directors and staff of JCI Limited and CMMS; and
- Transfers from the Futures account.

9.2.6.3 *Other funds received*

Other funds received on the account amounted to R518 022 761.90. These receipts can be analysed as follows:

- Funds received from group companies – R94 131 316.30;
- Fund received on the sale of S&J shares – R25 465 419.00; and
- Funds received from external parties, non-group related – R61 505 161.53.

The receipts and the circumstances relating thereto are described in the paragraphs dealing with each of the financial years under investigation.

9.2.6.4 *Transfers received*

Total funds received on the account amounted to R313 689 887.12. These receipts can be analysed as follows:

- Funds received from group related trading accounts – R79 008 461.00;
- Funds received from JCI Limited, to be used in the Lyons transaction – R30 516 810.70; and
- Other trading accounts held at T-Sec – R204 164 615.42.

The receipts and the circumstances relating to their transfer to the account are described in the paragraphs dealing with each of the financial years under review.

9.2.6.5 *Transfers received from the Futures Account*

An amount of R23 230 977.95 was received from the futures account at T-Sec.

9.2.7 Outflow of funds

R1 888 258 788.37 flowed from the accounts for the period under investigation. These can be allocated into the following major categories:

- Payments to entities related and non-related to JCI – R1 446 288 938.09;
- Transfers to various trading accounts held at T-Sec – R312 160 376.72;
- Administration payments – R80 226 292.48; and
- Transfers to the Futures account to hedge liabilities – R49 583 181.08.

9.2.7.1 Payments and transfers made from the trading accounts

The payments and transfers made, for the period under review, are discussed in detail in the paragraphs below per financial year. Totals of some of the more significant payments were as follows:

- RB Kebble (direct and to related entities): R37 853 604.22;
- JCI Limited group related entities: R920 428 701.46;
- JCI debentures: R42 904 529.65;
- DRD settlement: R32 500 000,00;
- Anglo/WAL transaction: R204 954 871.58;
- Matodzi Resources: R17 000 000;
- Loan for purchase of T-Sec: R22 172 744.64; and
- Lyons Financial Services Group: R67 463 930.19.

•

9.2.7.2 *Administration fees*

All payments made to T-Sec and to the securities provider have been deemed administration fees for the purpose of this reconciliation. These fees have not been investigated and have been accepted at face value. The major portion of the fees identified, related to securities lending fees and a portion of the salary payable to one Nick Goodwin. The amount of the securities-lending fees are based on a percentage of the value of the securities provided by the lender (being Socgen) to the borrower (being CMMS) for a specific month.

The arrangement regarding the monthly salary of Nick Goodwin, amounting to R75 000, was explained by Saaiman, of T-Sec, in a letter, dated 17 July 2003 and addressed to Swanevelder[555]. The following was recorded at paragraph four of the letter:

"4. <u>N Goodwin</u>

This was negotiated by B Kebble and P Gray. The agreement was that Tradek (Pty) Ltd warehouse Nic, but that he would still provide services to JCI Ltd. We pay 25% of his salary and the rest is allocated to JCI Ltd. Due to statutory reasons we deducted the PAYE, UIF etc from his salary on JCI Ltd behalf and pay it over to SARS. It would be appreciated if possible that JCI ltd would provide a contract stating above if possible for Labour relations reasons……."

The amounts paid and deemed to be administration fees, for the period under review, were as follows:

- Securities lending fees: R32 260 508.40;
- Structuring fees: R36 581 882.87;
- N Goodman Salary: R2 362 500.00;
- Transaction charges one million RRL shares: R385 364.03;
- MST Anglo/WAL transaction: R80 979.18;
- DRD assessment fee: R2 400.00;

[555] Refer Exhibit 4.1.10

- Administration fees: R1 896.00;
- Electronic transfer fees: R450,00;
- Compushare: R300.00; and
- Value Added Tax on the above fees: R8 550 012.00;

9.2.7.3 *Transfers to Futures account*

During the period under investigation, an amount of R49 583 181.08 was transferred to the futures accounts on the Randgold Scrip account, number 633701, and to the CMMS futures account, number 689422.

We have not included these two futures trading accounts in our investigation, except where transfers to and from these two accounts have been recorded.

9.2.8 Financial year ending 31 March 2003 (1 April 2002 to 31 March 2003)

For the financial year ending 31 March 2003, only the CMMS trading account indicated any activity. Both the Randgold Scrip account and the JCI Gold account were inactive.

The combined reconciliation indicates funds received by CMMS of some R140 491 164.97 and funds outflow of R140 017 237.20, leaving a net available balance of R990 165.50 on the combined accounts, taking the opening balances into account[556].

9.2.8.1 *Inflow of funds*

The net inflow of funds was generated by trading activities on the JSE, in particular on the Consolidated Investments account number 648410, less payments of collateral, interest and dividends to the lender of the securities traded, as well as funds received from two RB Kebble related entities, namely[557]:

- Hothouse Investments: R425 000.00; and

[556] Refer Annexure O
[557] Refer Annexure O

- New Heights (Pty) Limited: R296 685.30.

Funds, generated by trading, aggregated some R154 235 719.77. Of this, an amount of R73 660 106.58 represented the net trading in shares of companies that form part of the JCI Limited group, as follows[558]:

Share name	**Net number of shares traded**	**Total R**	**Net Sale/Buy**
WAR	(2 317 501)	(76 524 408.23)	Sale
JCI Gold	1 299 000	509 199.32	Buy
AF Lease	573 000	2 355 102.33	Buy
Total Income		**(73 660 106.58)**	

The liability, as at 31 March 2003, in terms of the shares borrowed to generate the funds on the account, amounted to R140 891 403.92. This represents the market value of the shares that were *"short"* or borrowed from the scrip lender for sale in the market.

The net effect can be represented as follows:

	Amount R
Funds generated	154 235 719.77
Less *"JCI Limited group"* shares	(73 660 106.58)
Funds received on "Agreement"	80 575 613.19
Liability – Agreement	140 891 403.92

9.2.8.2 *Outflow of funds*

We have categorised the outflow of funds from the three accounts as follows:

- Payments made to various entities: R115 612 751.26;
- Transfers to other trading accounts at T-sec: R20 826 746.68; and
- Administration charges: R3 577 738.87.

[558] Refer Annexure M

Payments made from the T-Sec Accounts

During the financial year ending 31 March 2003, various payments were made by T-Sec on instruction from various individuals at CMMS. As already indicated, we were unable to obtain comprehensive supporting documentation for such payments because of the following reasons:

- Documents having been archived by T-Sec and not yet retrieved; or
- Instructions were given verbally by CMMS personnel and, as such, no supporting documents were available.

Payments to CMMS

During this period, a total amount of R67 433 051.98 was paid into the bank account of CMMS held at FNB, account number 50491812176[559].

An amount of R4 000 000.00, paid into the CMMS bank account on 5 August 2002, was reflected as funds received from *"RB Kebble"* in the ledger of CMMS. We could not identify any entry in the statements, received from T-Sec, indicating that these funds were in fact received from RB Kebble.

Payments have been agreed to source documentation, located at T-Sec, as to amounts and instructions to pay. We also agreed the receipt of these funds in the CMMS bank account.

Payment to Titan Share Dealers (Pty) Limited

An amount of R20 291 613.00 was paid into the bank account of Titan Share Dealers (Pty) Limited relating to the purchase of WAR and JCI Limited shares[560]. This amount was paid in two payments, being:

- 1 August 2002: R14 500 000.00; and
- 2 August 2002: R5 791 613.00.

These payments were made on the instruction of Poole.

[559] Refer Annexure P
[560] Refer to Exhibit 4.2.1

Payments to RB Kebble

During the year ending 31 March 2003, R8 003 383.62 were paid to either RB Kebble directly, or on his behalf, from the T-Sec trading accounts[561]. These payments were as follows:

- Payment of R800 000.00 on 20 December 2002 to bank account number 000035386 held at Standard Bank. This appears to be RB Kebble's personal bank account based on the information received. We were unable to find any supporting documentation for this payment and have been unable to identify the person who instructed this payment; and

- Payment made to an ABSA bank, account number 4050437514 in the amount of R7 203 383.62 on 21 January 2003. The narration on the January 2003, T-Sec statement recorded the following:

  "Transfer SBO SETTLEMENT REF 24370623001 ABSA"

  We were provided with a copy of an e-mail instruction to Steenkamp indicating that this appears to have been a settlement payment on behalf of RB Kebble[562]. The reference required by Saambou was 24370623001 – RB Kebble. Based on information, received from Saaiman, this payment had as its purpose to settle the carry account facility that RB Kebble established via T-Sec with Saambou Bank Limited. The carry account was a finance facility in terms of which Saambou Bank Limited lent funds to T-Sec's clients, based on shares held by T-Sec as collateral. The payment was made, based on a calculation by Saambou Bank Limited, to settle the facility and close the carry account on behalf of RB Kebble.

Payments to WAL

The total payments to WAL amounted to R19 832 972.66. Although no source documents are available, Saaiman informed us that these payments were *"swift transfers"* and that the only swift transfers that T-Sec had made were to the WAL bank account held at Investec[563]. These payments were normally requested by Magda Stolz on behalf of Lamprecht. All source documents are currently archived and, as a result, we have been unable to confirm these payments.

---

561 Refer Annexure Q
562 Refer Exhibit 4.2.2
563 Refer Annexure R

Payment to JCI Gold

We noted that the opening balance of R51 730.99 on the JCI Gold account number 633701 at March 2002 was paid out during May 2002[564]. The narration on the statement for May 2002 recorded the following:

"Cash paid on the account"

T-Sec informed us that they issued a cheque number 6002 for the amount of R51 730.99 to the benefit of JCI Gold Limited on the instructions of JCI Limited.

The result of this transaction was that the balance on the account was zero and remained zero until March 2005, when active trading was again conducted through this account. The reason for this payment appears to have been a decision to close the account, although this was never done.

9.2.8.3 Transfers from the CMMS trading account

Transfers were normally recorded *via* journal entries, according to Saaiman of T-Sec. He maintained that supporting documentation for journal entries was not always available, especially when the transaction involved a loan from T-Sec to a client or relating to a specific instruction to transfer funds between various trading accounts held by a single client, or entity, as in the case of CMMS.

Transfer to Gray Consortium – Trading Account Number 956888

During the 2002 financial year, JCI Limited assisted in the purchasing of T-Sec shares (then known as Tradek Holdings or "TDK") for the subsequent delisting of the company from the JSE. The transaction was conducted, according to Saaiman, by the Gray Consortium with assistance from Sasfin, who acted as financial advisors for the transaction. Gray was at that stage the chairman of T-Sec, who assisted with the transaction, and, as such, the account was labelled the Gray Consortium account.

---

564 Refer Annexure O

The net amount, provided by JCI Limited to the Gray Consortium, was R22 172 744.64, An amount of R20 826 746.68 was transferred from the Consolidated Investments trading account number 648410 to the Gray Consortium trade account number 956888.

The payment was done in various transfers and can be summarised as follows:

Date	Amount R	Description
5 August 2002	1 802 806.50	The purchase of 18 028 065 TDK shares on the JSE. These shares were then transferred to trading account 956888
19 November 2002	10 134 032.76	Payment to Sasfin, to provide funding for the purchasing of minority shares.
19 November 2002	1 050 460.02	Payment to Saambou, shareholding of Saambou through their subsidiary – Fourth Dimension
22 November 2002	7 787 187.40	Payment to Sanlam for their shareholding
25 November 2002	52 260.00	Sasfin – Interest on loan finance
Total Paid	**20 826 746.68**	

The balance of R1 344 000.00 was paid from the Consolidated Mining Management trading account number 620997.

The Gray Consortium and Sasfin established a SPV, Northpark Trading to conduct the transaction, on 31 March 2003, also the effective date of the delisting of Tradek Holdings. The shares and the liability in terms of the loan was transferred from Northpark Trading to Tlotlisa Financial Services and Dunrose in the ratio of 70% to Tlotlisa Financial Services and 30% to Dunrose, the latter of which was also the management company of Tradek Holdings Limited.

The loan, received from JCI Limited, was split in approximately the same ratio and was allocated as to R15 million to Tlotlisa Financial Services, and R7,5 million to Dunrose. In terms of the contract the loan of R15 million to Tlotlisa Financial Services would be split as follows:

- 50% to be converted to preference shares in Tlotlisa Financial Services; and

- 50% reflected as a normal loan from JCI Limited to Tlotlisa Financial Services.

The payment of interest and the repayment of capital on this account were done *via* the payments to the trade accounts held at T-Sec.

We were not requested to investigate this matter any further and relied on the information provided by T-Sec to us in connection with the payments/transfers made from the trading accounts of CMMS.

9.2.8.4 *Administration charges*

The following administration fees were raised against the account during the year under investigation:

- Securities lending fees: R1 608 780.91;
- Structuring fees: 1 785 592.38;
- Administration fees: R432.00;
- Electronic transfer fees: R110.00; and
- Value Added Tax on the above fees: R182 823.58.

9.2.9 Financial year ending 31 March 2004 (1 April 2003 to 31 March 2004)

For the financial year, ending 31 March 2004, only the CMMS trading account revealed any activity. Both the Randgold Scrip account and the JCI Gold account were inactive.

The combined reconciliation indicates that a net amount of R415 305 366.30 was received on the accounts with a net outflow amounting to R417 406 049.93, leaving a net shortfall of R1 110 518.13 on the combined accounts, taking the opening balances into account[565]

[565] Refer Annexure S

9.2.9.1 *Inflow of funds*

Share trading activities.

During the year under investigation, a net amount of R339 803 528.20 was generated from the trading of securities on the JSE. Included in this sum is an amount of R154 233 095.18, representing the income generated from the sale of JCI Limited group of companies shares, as recorded at paragraph 9.2.4 *supra*. In addition, an amount of R7 390 133.02 was also received on the trade account from the sale of 250 000 REC shares *via* Computershare on 15 May 2003 and included in the amount of R339 803 528.20. We requested Van Zyl of T-Sec to provide us with information regarding this latter transaction, but at the date of this report, such information remained outstanding.

Trading results in JCI Limited group shares resulted in a net income of R161 623 228.20, comprising the following[566]:

Share name	Number of shares	Total R	Net sale/ Buy
WAR	237 841	8 615 427.43	Buy
AFLEASE	1 837 661	10 101 750.00	Buy
JCI Gold	369 900	(19 674.20)	Sale
RRL	575 000	(92 595 105.66)	Sale
REC	2 551 730	(80 335 492.75)	Sale
REC – Computershare	250 000	(7 390 133.02)	Sale
Total Income		**(161 623 228.20)**	

Total net funds received from trading activities, after adjusting for the payment of collateral, dividends and interest, amounted to R258 301 800.88 for the year under investigation.

According to the T-Sec statement, as at 26 March 2004, the liability, in terms of the shares borrowed to generate the funds on the account, amounted to R431 580 866.87, being the market value of the shares that had been sold *"short"*, or borrowed, from the scrip lender.

566 Refer Annexure M

The net effect, as at 31 March 2004, can be represented as follows:

	Amount R
Funds generated	339 803 528.20
Less JCI group shares	161 623 228.20
Funds received on Agreement	178 180 300.00
Liability – Agreement	431 580 866.87

Funds received from JCI Limited

Aggregated receipts of R21 700 000.00 on the trading account have not been identified due to a lack of supporting documentation at T-Sec[567]. We requested T-Sec to follow up on these transactions and inform us as and when they are able to identify the transactions. T-Sec informed us that they have difficulty in identifying the source of the receipts as they only received a bank deposit slip or a transfer on their side. They presumed that the funds were paid from JCI Limited and, based on this explanation, we indicated these funds as receipts from JCI Limited.

The narrations on the T-Sec statements, on which these receipts were recorded, indicated the following sources of the receipts:

- Cash on account; or
- Receipts.

Transfers between trading accounts held at T-Sec (Funds Received)

On some occasions, CMMS required funds on an immediate basis and was unable or unwilling to wait for the funds to be paid into their account on the normal "*trading plus 5 days*". In these instances, T-Sec would provide the funds to them and subsequently recover the loan from the CMMS trading account.

The following funds were received from trading account 542225, held at T-Sec:

[567] Refer Annexure T

- On 25 March 2004, T-Sec advanced an amount of R2 215 679.00 to CMMS on the Consolidated Investments account. This loan was paid back on 30 March 2004 by CMMS. As the repayment was effected after the cut-off date of the financial statements, it is reflected as funds received on the cash flow statement for the financial year ended March 2004, as prepared for the purposes of this report. Saaiman informed us that no supporting documentation is available relating to the transfer and that this was a short term funding arrangement that was agreed between the directors of T-Sec and the directors of CMMS[568]; and

- A similar transaction occurred on 12 May 2003, when CMMS did not have sufficient funds on their account to pay an amount of R8 600 000 to the securities lender as collateral. On this occasion, an amount of R3 496 370.62 was advanced to CMMS. This loan was subsequently repaid directly by Socgen to T-Sec. This transaction forms part of the collateral movement as reflected on the cash flow statement.

During the year under investigation, various transfers were made between various third party trading accounts, held at T-Sec, and the CMMS trading accounts. It appears that some of the past directors of CMMS had a controlling influence on these trading accounts and, as a result, could influence these transfers. As explained earlier in this report, there were not always supporting documentation available for these transfers and, as such, we only indicate the flow of funds at this stage. We prepared an analysis of all the transfers identified during the period under investigation[569].

An example of these transactions is the transfers received from Alibiprops No 13 (Pty) Limited and the three JCI Limited trading accounts. T-Sec was unable to provide us with supporting documentation for these transfers. The amount, received from the Alibiprops trading account, was R117 979 425.42 and was credited to CMMS ledger account number 211505, or *"sundry creditors – Alibiprops"*.

Another example hereof is R4 100 000.00, received from the entity Paradigm Shift during July 2003 and the subsequent repayment thereof in August 2003. We were unable to obtained any explanation for this transfer.

[568] Refer Exhibit 4.2.3
[569] Refer Annexure U

The transfers, received for the year ending 31 March 2003, have been summarised in the following table (an amount in brackets indicates a transfer received from the relevant trading account)[570].

Account name	T-Sec account number	Amount R
T-Sec Debtors	542225	(2 215 679.00)
Matodzi Resources	655530	(15 000 000.00)
WAL No 2	671958	(708 461.00)
Paradigm Shift	692343	(4 100 000.00)
Alibiprops	669465	(117 979 425.42)
Total funds received		**(140 003 565.42)**

9.2.9.2 *Outflow of funds from the Consolidated Investments trading account*

The outflow of funds from the three accounts can be categorised as follows:

- Payments made to various entities: R274 809 661.86;
- Transfers to other trading accounts at T-sec: R98 325 886.64;
- Administration charges: R20 870 501.42; and
- Transfers to the Futures Account: R23 400 000.00.

9.2.9.3 *Payments made to various entities*

Payments into the CMMS bank account

A total amount of R175 322 732.50 was paid into the bank account of CMMS at FNB, account number 50491812176[571]. These payments were agreed to available source documents at T-Sec. We also agreed the receipt of these funds to the bank account of CMMS.

[570] Refer Annexure U
[571] Refer Annexure P

Payments to WAL

Payments of R39 765 000.00 were made to WAL for the year under investigation into the WAL bank account number 300000296358, held at Investec[572]. These payments were normally requested by either Poole or Magda Stolz, on behalf of Lamprecht. The payments can be analysed as follows:

- Payments requested during the year – R18 765 000.00; and
- Once off payment of R21 000 000.00, indicated as WALJV Funding.

Payment and transfers to Lyons Financial Services and related entities

We were informed that JCI Limited, through CMMS, funded Gary Formentein of Lyons Holdings Limited to buy Lyons Financial Solutions Limited from minority shareholders. The purpose and benefits of this transaction to JCI Limited are not clear at this stage and we were not mandated to specifically investigate these transactions. We were however requested to review the flow of funds from JCI Limited, *via* CMMS, to Lyons and confirmed the final amount due by Lyons to JCI Limited.

For purposes thereof we identified all payments and transfers made to Loyns Holdings and related entities and provided a summary of these payments and transfers to Steenkamp of T-Sec to confirm the transfers and provide an explanation of the transactions. During the 2004 financial year, an amount of R49 376 415.89 were either paid to or transferred to Lyons or related entities[573]:

The following payments, totalling R10 548 982.44, were identified during the 2004 financial year:

- Payments of R3 569 382.44, to an entity styled Lyons Miller Construction. According to Steenkamp, these funds were utilised in projects currently being developed by Lyons Property. This amount was paid in three instalments as indicated on Annexure V; and

[572] Refer Annexure R
[573] Refer Annexure V

1946

- Five payments aggregating R6 979 600.00 to an entity styled Icarus Nominees. These payments occurred during the period 18 September 2003 to 16 January 2004. We were informed that CMMS funded Gary Formentein of Lyons Holdings Limited to buy Lyons Financial Solutions Limited from minority shareholders. Icarus Nominees was utilised as a SPV to conduct these transactions[574].

The following transfers, totalling R38 827 433.45, were identified during the 2004 financial year[575]:

- An amount of R2 514 300.25 was transferred, on 29 July 2003 to the trade account of Itsuseng Strategic Investments. The narration on the statement reads as follows:

  "...EX 986166 64092703 LYS.....".

  During a consultation with Steenkamp, we were informed that, as with the Lyons Holdings Transaction, the identity of the beneficiaries and/or shareholders who received the funds from the buy-out transaction, has not been established. It was indicated to us that Itsuseng was involved in the transaction and may be the ultimate beneficiary of the funds. At this stage we have not received any proof of this and, according to Steenkamp, T-Sec did not investigate the matter. According to Steenkamp, no source documentation or agreements, relating to this transaction, exist and, as a result, he was unable to provide any proof of the transaction; and

- Transfers to the Lyons Guarantee Fund, T-Sec trade account number 671982, aggregating R36 313 133.20. These transfers were made on 12 September 2003 in an amount of R31 653 533.20 and on 15 September 2003 in an amount of R4 659 600.00. The transfer on 12 September 2003 refers to a sale of 1 020 000 REC shares sold on 5 September 2003. We are waiting an explanation from T-Sec regarding this transaction. Once a reconciliation has been provided by T-Sec we would be able to comment on these transactions.

---

574 Refer Exhibit 4.2.4
575 Refer Annexure V

Payment to Matozdi

On 3 July 2003, three cheques of R4 000 000 each were issued by T-Sec to Matodzi. We requested T-Sec to provide us with supporting documentation for these payments and were informed that the source documentation had been requested from Metrofile, which entity was unable to locate the documentation as it has either been lost or misfiled[576].

On 5 September 2003, an amount of R5 000 000 was also paid to Matodzi. Again T-Sec was unable to provide supporting documentation with the same explanation as mentioned above regarding Metrofile.

Payment to Barnex

A payment of R3 569 382.44 was made on 27 June 2003 by T-Sec on the instruction of Lamprecht[577]. No further investigation was conducted into this payment.

Payments to WAL

During the year under investigation, an amount of R19 500 000 was paid to WAL, into bank account number 200655028, held at CitiBank. The account is named and styled Western Areas Limited Corporate Account[578]. From the available source documentation, it appears that Magda Stolz normally requested transfers on behalf of Lamprecht. No source documentation for the payments during the 2004 financial year was available.

Payment to SAM Investments CC

On 20 January 2004, T-Sec made a payment of R130 000 to SAM Investment CC as a premium for an option to transfer 600 000 JCI Limited shares to T-Sec. The option was valid for one month at a price of R130 000, payable into a bank account at FNB[579]. It is uncertain at this stage whether or not the option was ever exercised.

576 Refer Exhibit 4.2.5
577 Refer Exhibit 4.2.6
578 Refer Annexure W
579 Refer Exhibit 4.2.7

Payment to Advance Medical Technologies (Pty) Limited

On 25 March 2004, Swanevelder instructed T-Sec to pay R5 000 000 to an entity named and styled Advance Medical Technologies (Pty) Limited[580]. This transaction was allocated to CMMS ledger account number 211450.

During consultation with staff members at CMMS, we were informed that Advance Medical Technologies (Pty) Limited was merely a front company to allow the JCI Limited directors to withdraw funds from JCI Limited. We were not mandated to investigate any transactions entered into between JCI Limited and this company.

9.2.9.4 *Transfers to other trading accounts at T-Sec*

During the year under investigation, an amount of R98 325 886.64 was transferred to various other trading accounts held at T-Sec[581]. These transfers were the following:

Account name	T-Sec account number	Amount R
RB Kebble (Carry Account)	625087	1 127 578.48
WAL	668087	18 846 342.55
Itsuseng Strategic Investments	986166	2 531 157.43
Paradigm Shift	692343	4 100 000.00
Lyons Guarantee	671982	36 313 133.20
WAL No 2	671958	35 407 674.98
Total funds transferred out		**98 325 886.64**

RB Kebble – Personal Carry Account

A transfer of R1 127 578.48 was made on 7 April 2004, representing a sale of 2 300 000 DRD shares that were, according to T-Sec, purchased on RB Kebble's personal account, but sold on the Consolidated Investments account[582]. We did not identify the actual sale transaction or the original purchase of these shares.

580 Refer Exhibit 4.2.8
581 Refer Annexures S and U
582 Refer Exhibit 4.2.9

Transfer to WAL trade account- 668087

An amount of R18 846 342.55 was transferred on 20 May 2003 and represented the proceeds received from the sale of 600 000 Randgold and Exploration Shares. The shares were sold on the JSE on 14 May 2003. It is uncertain as to the rationale behind this transaction. We have requested T-Sec to provide us with more information on this transaction.

Paradigm Shift – Trade Account 692343

An amount of R4 100 000 was received, in three payments, being 30 July 2003 – R2 000 000.00, 31 July 2003 – R1 100 000.00 and 1 August 2003 – R1 000 000.00 from the Paradigm Shift trade account to the CMMS trade account[583]. The amount of R4 100 000 was returned to the Paradigm Shift trade account on 8 August 2003. The reasoning for this transaction, being the receipt and subsequent refund of the amount of R4 100 000, conducted within the time period of one month, is not known to us.

Transfers to the WAL trading account – Account number 671958

A total net amount of R35 407 674.98 was transferred to the WAL trading account and recorded as a loan to WAL[584]. In the CMMS ledger, this transaction was allocated to account number 151780 - Loan to WAL.

9.2.9.5 *Administration charges*

The following administration charges were raised against the account during the year under review:

- Securities lending fees: R8 383 359.12;
- Structuring fees: R9 163 695.62;
- Administration fees: R594.00;
- Salary – N Goodwin: R937 500.00;
- DRD assessment fees: R2 400.00;
- Electronic transfer fees: R150.00; and
- Value Added Tax on the above fees: R2 382 802.69.

[583] Refer Annexure U
[584] Refer Annexure U

9.2.10 Financial year ending 31 March 2005 (1 April 2004 to 31 March 2005)

For the financial year ending 31 March 2005, trading activities on all three trading accounts occurred. During this period, a second securities lending agreement with Socgen was put in place.

The combined reconciliation indicates that a net amount of R1 166 521 259.66 was received on the three accounts and a net outflow of R1 160 659 497.77 occurred, leaving a net amount of R4 751 043.76 available on the combined accounts taking the opening balances into account[585].

9.2.10.1 Inflow of funds generated by share trading activity

During the year under investigation, a net amount of R847 592 001.55 was generated from trading of securities on the JSE. Trading in JCI Limited group shares resulted in a net income of R552 157 990.28, which comprised the following:

Share Name	Number of shares	Total R	Net Sale /Buy
WAL	697 044	(22 587 010.58)	Sale
JCI Gold	10 447 775	3 863 171.95	Buy
RRL	3 489 189	(309 979 889.48)	Sale
REC	6 029 301	(56 705 130.73)	Sale
Aflease	91 578 047	(166 749 131.44)	Sale
Total Income		**(552 157 990.28)**	

The liability, as at 31 March 2005, in terms of the shares borrowed to generate the funds on the accounts, amounted to R799 947 249.74, being the market value of the shares sold *"short"* or borrowed from the scrip lender to sell in the market, according to the T-Sec statement as at 26 March 2005.

585 Refer Annexure X

The net effect of the transactions, as at 31 March 2005, can be calculated as follows:

	Amount R
Funds generated	847 592 001.55
Less JCI Limited group shares	552 157 990.28
Funds received on Agreement	295 434 011.27
Liability – Agreement	799 947 249.74

9.2.10.2 *Other income received on trade account*

Funds received from Investec – R48 000 000.00

This amount was generated by the Investec UK structure when the Investec UK structure was re-priced. In terms of the re-pricing of the structuring package, an amount of R48 783 136.44 was due by Investec to CMMS. In a letter, dated 12 August 2004, Investec set out the calculation of the re-pricing and indicated that an amount of R48 000 000.00 was paid into the Consolidated Investments trading account on 6 August 2004[586]. It is uncertain whether the amount of R783 136.44 was paid to CMMS.

Loan from T-Sec

T-Sec advanced R10 124 822.16 to CMMS for their operations. These funds were repaid during the period ending 31 October 2005.

Funds received – Profit S&J Shares

An amount of R25 000 000 was received from the proceeds of S&J shares sold[587]. R5 million of the R25 million was paid to S&J, whilst the remaining R20 million was paid in as collateral for the funds received on the scrip lending agreement.

[586] Refer Exhibit 4.2.10
[587] Refer Exhibit 4.2.11

Funds received from group companies

A total amount of R61 924 120.55 was received from other group companies of JCI Limited, as follows:

- JCI Gold: R2 000 000;
- REC: R54 924 120.55; and
- CMMS: R5 000 000.00.

Inter trading account transfers

The inter trading account transfers are set out at Annexure U to this report. As explained in previous paragraphs, limited information and supporting documentation are available to support these transfers.

As far as transfers between the three trading accounts (CMMS, REC and JCI Gold) are concerned, we determined that these amounts cancelled out on consolidation.

For detail relating to the Lyons transaction, refer to the outflow of funds section below. A net amount of R30 516 810.70, including an amount of R5 517 107.33, described as JCI – Lyons, was received from Lyons as part refund on the loan provided to them.[588].

The transfers, received from other trading accounts, excluding Lyons related accounts and T-Sec, have been summarised in the following table[589]:

Account	Trade account number	Amount R
WAL No. 2	671958	77 000 000.00
Alibiprops	669465	55 429 450.34
Lunda Sul Holdings	915983	9 000 000.00
Demat	660415	66 662.76
Phikoloso	940445	1 867 391.60
Total inflow		**143 363 504.70**

588 Refer Annexure V
589 Refer Annexure U

9.2.10.3 *Flow of funds out of the trading accounts*

The outflow of funds from the three trading accounts can be categorised as follows:

- Payments made to various entities: R946 379 438.74;
- Transfers to other trading accounts at T-sec: R177 702 891.62;
- Administration charges: R31 963 924.01; and
- Transfers to the Futures Account: R4 613 243.40.

9.2.10.4 *Payments made to various persons and entities*

Payments to RB Kebble

The following payments were made to various bank accounts controlled by RB Kebble. Limited supporting documentation was available and we have attached, as exhibits, all the documents that we were able to collect[590]:

- Payments of R14 000 000 to a bank account, held at Standard Bank with account number 000035386. Based on an e-mail sent to one Nicolene Bezuidenhout by Steenkamp, this account appears to be RB Kebble's personal bank account[591];
- Payments of R2 368 000.00 to a bank account at Investec with account number G200ZS;
- A payment of R600 000.00 to Baobab Aviation at ABSA with bank account number 01389630302;
- A payment of R500 000.00 to the Kebble Buitendag Investment Account at FNB with bank account number 62009609613[592]; and
- A payment of R750 000.00 to Mallinicks Attorneys, apparently for the benefit of RB Kebble[593].

[590] Refer Annexure Q
[591] Refer Exhibit 4.2.12
[592] Refer Exhibit 4.2.13
[593] Refer Exhibit 4.2.14

Payments to WAL

The total payments made to WAL amounted to R197 623 438.66 for the year under investigation[594]. These payments were made into the WAL bank account number 300000296358, held at Investec. Payments were normally requested by either Poole or Magda Stolz, on behalf of Lamprecht.

During the year under investigation, an amount of R84 547 927.04 was paid to WAL. Under the heading *"Loan WAL"*, the payments were made to bank account number 200655028, held at CitiBank. Available e-mail correspondence indicates that the bank account was named and styled Western Areas Limited Corporate Account[595]. It appears that Magda Stolz normally requested these transfers on behalf of Lamprecht.

In terms of an e-mail, sent by Beale to Van Zyl at T-Sec, an amount of R937 500.00 was received on the Consolidated Investments trade account, during October 2004. This was funded by the sale of 125 000 Tan Range shares. This amount was also transferred to the Western Areas Limited Corporate Account held at Citi Bank[596].

Payments into the CMMS bank account

During the period under investigation, a total amount of R217 442 234.31 was paid into the bank account of CMMS[597], held at FNB with bank account number 50491812176.

These payments were agreed against available source documents at T-Sec. We also agreed the receipt of these funds in the bank account of CMMS.

Payment on behalf of Orlyfunt Holdings

A payment of R1 140 000.00 was made to Lyons Asset Management (Pty) Limited on 17 January 2005. It is evident that this payment was made on behalf of Orlyfunt Holdings (Pty) Limited for Corporate Finance services[598]. No other documentation was available.

594 Refer Annexure R
595 Refer Annexure W
596 Refer Exhibit 4.2 15
597 Refer Annexure P
598 Refer Exhibit 4.2.16

Payment to Inkwenkwezi

The following payments, aggregating R128 798 437.50, were made to the Anglo bank account, held at Standard Bank, during the period under investigation:

- 1 December 2004: R42 932 812.50;
- 21 December 2004: R42 932 812.50; and
- 15 January 2004: R42 932 812.50.

The payment instructions were received from Lamprecht and appear to have been given in terms of an agreement entered into with Anglo for the purchasing of WAR shares from Anglo. This transaction is dealt with at sections 10.20 and 10.22 *infra.*

Payment to Anglo/WAL

The following payments, aggregating R204 954 871.58, were made to the Anglo bank account held at Standard Bank, during the period under investigation:

- 8 July 2004: R100 000 000.00;
- 27 July 2004: R833 154.49;
- 16 July 2004: R80 000 000.00; and
- 23 July 2004: R24 121 717.09

The payment instructions were received from Lamprecht and appear to have been given in terms of an agreement entered into with Anglo[599]. These funds were accounted for in the Randgold/Masupatsela loan account in the CMMS Ledger. This transaction is dealt with at sections 10.20 and 10.22 *infra* and refers to the purchasing of WAR shares from Anglo.

Payment to Investec Account 30000033542

Some R5 000 000.00 was paid to Investec in what appears to be payments for collateral or security for a facility made available by Investec.

[599] Refer Exhibit 4.2.17

Payment of interest on JCI Debentures listed on the JSE

An amount of R42 904 529.65 was paid into various banking accounts and reflected as interest payments due on the debentures issued by JCI Limited. These payments were normally made on instructions received from Computershare, the share registrars of JCI Limited.

Payment to S&J

A payment of R5 000 000 related to the profit received on the sale of S&J shares, discussed at paragraph 6.2.10.2 *supra*.

DRD Settlement

An amount of R32 500 000 was paid to DRD during March 2005 from the CMMS trading account. This payment was made in terms of a court order made in favour of DRD regarding a dispute between DRD, on the one part, and JCI Limited and other parties, on the other parts.

Payments for fishing vessels

The following payments were reflected on the statements received from T-Sec and appear to be payments made on behalf of SAFCO for the purchase of fishing trawlers. The payments are as follows:

- 20 December 2004 – R1 350 000.00, Narration *"Shipping Allison 262650 62074600282"*; and
- 20 December 2004 – R900 000.00, Narration *"Shipping Barbara Louise – 62074602353"*

A more detail discussion on the transactions involving SAFCO is recorded at paragraph 10 *infra*.

Big Bay Projects of R5 000 000

An amount of R5 000 000 was paid on 17 September 2004 from the T-Sec account to a bank account held at First National Bank, account number 50411197483[600]. The beneficiary of this bank account appears to be an entity styled Big Bay Projects. According to T-Sec, this payment was made on the instruction of RB Kebble and no other supporting documents, other than those attached as exhibit 4.2.18, are available in respect of this payment.

[600] Refer Exhibit 4.2.18

Unknown payment

An amount of R1 000 000.00 was paid into a bank account number 620222836251 during January 2005. We were unable to identify the beneficiary of this account or to find any source documentation relating to this payment.

9.2.10.5 Transfers to other trading accounts at T-Sec

Various transfers to trading accounts

Details regarding these transactions are set out at Annexure U to this report. The transfers from the T-Sec accounts, to various trading accounts, excluding the Lyons trade account, being dealt with below, for the year have been analysed in the following table.

Account	Trade Account number	Amount R
WAL No. 2	671958	104 646 422.80
RB Kebble	625087	5 143.82
Lunda Sul Holdings	915983	9 000 000.00
Phikoloso	940445	6 100 000.00
Alibiprops	669465	3 925 000.00
WAL Share Incentive Scheme	657122	5 000.00
T-Sec	542225	5 417 000.00
Total transfers Out		**129 098 566.62**

Transfers to Lyons

During the year under investigation, an amount of R48 604 325.00 was transferred to Lyons in terms of the funding arrangement between JCI Limited and Lyons. An amount of R30 516 810.70 was received from Lyons during the 2005 financial year, resulting in a net outflow of funds to Lyons of R18 087 514.30 for the 2005 financial year[601].

[601] Refer Annexure V

The net result of the Lyons transactions, during the 2004 and 2005 financial years, was an outstanding loan due to JCI *via* CMMS of R67 463 930.19. We are waiting on conformation from T-Sec regarding this amount.

9.2.10.6 Administration charges

The following administration charges were raised against the trading accounts during the year under investigation:

- Securities lending fees: R13 787 606.52;
- Structuring fee: R12 937 988.98;
- Administration fees: R430.00;
- Salary – N Goodwin: R900 000.00;
- Cost regarding the trading in RRL shares: R385 364.03;
- MST on the Anglo /WAR transaction: 80 979.18;
- Electronic transfer fees: R160.00; and
- Value Added Tax on the above fees: R3 871 395.30.

9.2.11 The period ending 31 October 2005 (1 April 2005 to 31 October 2005)

For the financial period ending 31 October 2005, trading activities on all three trading accounts were investigated.

The combined reconciliation indicates that a net amount of R183 914 331.98 was received on the three accounts, and a net outflow of funds of R185 916 504.63 occurred, leaving a net shortfall of R2 748 871.11 on the combined accounts[602], taking the opening balances into account.

[602] Refer Annexure Y

9.2.11.1 *Inflow of funds from share trading activities*

During the year under investigation, a net amount of R103 832 048.08 was generated from the trading of securities on the JSE. Trading results in JCI Limited group shares resulted in a net income of R413 793 424.35, analysed as follows:

Share name	Number of shares	Total R	Net sale/ Buy
WAL	1 463 196	(37 511 675.84)	Sale
JCI Gold	82 776 250	20 136 434.98	Buy
RRL	3 061 811	(260 948 718.84)	Sale
REC	3 064 413	(137 953 202.06)	Sale
AF Lease	640 0000	2 483 737.41	Buy
Total income		**(413 793 424.35)**	

The liability, as at 31 October 2005, in terms of the shares borrowed to generate the funds on the account, was R697 832 052.76, being the market value of the shares that were sold "short" or borrowed from the scrip lender to sell in the market, according to the T-Sec statement as at 26 March 2005. During the period under investigation, a million WAR shares were sold through Andisa Securities on overseas markets and was reflected as funds received on the trade account, instead as funds obtained through trading activities. This amount is not included in the trading column and is included in the table below.

The net effect, as at 31 October 2005, can be calculated as follows:

	Amount R
Funds generated	103 832 048.08
Less *"JCI Group"* shares	413 793 424.35
Less *"Andisa Securities"* – WAR Shares	22 973 529.67
Net loss generated"	(332 934 905.94)
Liability – Agreement	697 832 052.76

•

Profit on Simmer and Jack Shares

An additional amount of R465 419.00 was received on the proceeds of S&J shares sold.

Funds received from Investec

On 21 October 2005, Investec advanced an amount of R13 505 161.53 to the trade account of CMMS. This was done in three instalments of:

- 21 October 2005 – R8 073 809.60 – reflected as buy back credit from Investec;
- 21 October 2005 – R3 894 654.32 – reflected as cash received from Investec; and
- 25 October 2005 – R1 536 697.61 – reflected as cash received from Investec.

Funds received from Andisa Securities

According to Van Zyl at T-Sec, a WAR share certificate, certificate number 20179 for two million WAR shares, was presented to them for trading purposes. This share certificate was registered in the name of Edwin W Balderson Nominees (Pty) Limited[603]. The instruction was that a million of these shares were to be transferred to Investec, whilst the remaining million were to be given to Andisa Securities to sell overseas.

An amount of R22 973 529.67 was received from Andisa Securities during April 2005. A resolution of the directors of JCI Gold, dated 28 April 2005, was provided by Beale to authenticate the transaction[604].

Funds received from group companies

During the period under investigation, the following amounts were received from group companies in the JCI Limited group:

- Kirstenberry Lodge: R2 076 970.00;
- Battleaxe: R5 130 225.75; and
- JCI: R8 000 000.00.

[603] Refer Exhibit 4.2.19
[604] Refer Exhibit 4.2.20

9.2.11.2 Transfers into of the trading account

The transfers into the trading account for the period April 2005 to October 2005, have been summarised in the following table:

Account	Trade Account number	Amount R
T-Sec	542225	3 400 000.00
WAL Mine Deposit		1 300 000.00
Total funds received		**4 700 000.00**

9.2.11.3 Outflow of funds

The outflow of funds from the three accounts can be categorised in the following manner:

- Payments made to various entities: R109 487 085.84;
- Transfers to other trading accounts at T-sec: R31 045 352.94;
- Administration charges: R23 814 128.17; and
- Transfers to the Futures Account: R21 569 937.68.

9.2.11.4 Payments made to various entities

Payments made to RB Kebble or related parties[605]

The following payments were made on behalf of or to RB Kebble:

- Payments of R1 700 000.00 to a bank account, held at Standard Bank with account number 000035386;
- Two payments, totalling R750 000.00, to the Kebble Buitendag Investment Account at FNB with bank account number 62009609613;
- Payments of R8 495 220.24 to Boabab Aviation's ABSA bank account number 01389630302;

[605] Refer Annexure Q

- Payment of R687 000.33 to Sanlam Private Investment. It appears that this payment may have been made on behalf of Kebble. No source documents for this payments is available; and
- A payment of R248 897.72 on behalf of Baobab to Lyons Legal[606].

Payment to CMMS

Payments to the CMMS bank account at FNB totalled R37 916 667.00 for the period under investigation[607].

Payments to WAL

The following payments were made to WAL:

- Payments to the WAL accounts at Investec totalled R49 200 000.00[608];
- Payments to the WAL account at Citibank totalled R1 750 000.00[609]; and
- Payments to a Standard Bank account number 022039317 of R2 500 000.00 were indicated as a loan to WAL.

Payments to management

In terms of an agreement entered into by and between the new senior management and the board of directors of JCI Limited, a number of shares were agreed upon and given to the new senior management team. As part of this agreement, Gray received a net amount of R3 480 000, upon the sale of shares allocated to him, during the period under investigation[610].

[606] Refer Exhibit 4.2.21
[607] Refer Annexure P
[608] Refer Annexure R
[609] Refer Annexure W
[610] Refer Exhibit 4.2.22

Perigrine

An amount of R2 516 852.76 was paid to Perigrine on 28 April 2005. According to Saaiman at T-Sec, this was a top up payment for a Contract for Difference that CMMS entered into with Perigrine[611].

Various small payments

Documentation, supporting various payments aggregating R364 000.00, are attached[612]. The payments were to the following entities:

- De Klerk Vermaak & Partners: R200 000.00;
- Rui AP Nobrega: R50 000.00; and
- Quest Company: R114 000.00.

Limited information regarding these payments is available and, due to the amount involved, we have not reviewed or investigated these amounts any further.

Unknown Payments

Unknown payments, with no supporting documents, aggregating R127 345.51 were also identified. These payments can be summarised as follows:

- Discovery: R6 999.96;
- Sugartree HP NX 6110: R5 899.50;
- Brazilian Coffee Shop: R339.65; and
- No 10 Benmore: 114 106.40.

9.2.11.5 Transfers out of the account

Details regarding these transactions are set out at Annexure U to this report.

The transfers for the year have been summarised in the following table:

[611] Refer Exhibit 4.2.23
[612] Refer Exhibit 4.2.24

Account	Trade Account number	Amount R
WAL No. 2	671958	217 241.29
T-Sec Loan – refund	542225	10 342 822.16
CMMS – Futures account	689422	20 200 735.43
Funds transferred out		**30 760 798.88**

9.2.11.6 *Administration charges*

The following administration charges were raised against the account during the period under review:

- Securities lending fees: R8 480 761.85;
- Structuring fee: R12 694 605.89;
- Administration fees: R440.00;
- Salary – N Goodwin: R525 000.00;
- Cost for Computershare: R300.00;
- Electronic transfer fees: R30.00; and
- Value Added Tax on the above fees: R2 112 990.43.

9.3 The share trading in the T-Sec trade Accounts

9.3.1 Introduction

In order to establish whether or not JCI Limited sold shares in the market or provided such shares as collateral to fund the operations of the JCI Limited group of companies, we reviewed the movement of certain of the shares through the three major trading accounts held at T-Sec. These shares are:

- WAR;
- REC;
-

- RRL;
- Aflease; and
- JCI Limited.

We tried to establish from which trading accounts or other sources these shares were received, the reason for the transfers, or to identify the transfers from the CMMS trading accounts to other trading accounts and the reasons for the movements. Since it was not possible to identify the movement of the shares between the various trading accounts, as the shares were not traded on the market and, as such, no movement was recorded on the statements, we had to rely on information provided to us by the staff of T-Sec.

The various balances, reflected in the discussion of the shares, were obtained from the portfolio section on the trading statements. In all cases, except where indicated, these were the balances per the Consolidated Investment trading account as very little movement or trades occurred on the other two trading accounts.

9.3.1.1 The WAR Shares

As at 1 April 2002, CMMS had 4 459 499 WAR shares in its portfolio, as reflected on the statement received from T-Sec. As at 31 October 2005, a shareholding of 18 346 938 WAR shares were shown on the T-Sec statement. Although trading in WAR shares were also conducted through the Randgold Scrip account and the JCI Gold account, it was of a limited quantity. A detailed reconciliation of the WAR shares is found at paragraph 7 *supra*. The bulk of the trading activities were conducted through the Consolidated Investment account.

The movement in the physical shares can be reconciled as follows:

	CMMS	JCI Gold	Randgold	Total
Opening Balance	4 459 499	1 000 000	-	5 459 499
Plus Purchases	2 582 822	53 899	-	2 636 721
Available shares:	7 042 321	1 053 899	-	8 096 220
Add net transfer of shares	19 591 699	(269 598)	1 600 000	20 922 101

	CMMS	JCI Gold	Randgold	Total
Transfers In	36 505 662	730 402	2 000 000	39 236 064
Transfers Out	(16 913 963)	(1 000 000)	(400 000)	(18 313 963)
	26 634 020	784 301	1 600 000	29 018 321
Less Sale of shares	(8 288 082)	(784 301)	-	(9 072 383)
Closing Balance	18 345 938	-	1 600 000	19 945 938

Although not clear from the reconciliation, some of the shares received via transfers were in fact utilised to assists the funding of CMMS in view of the fact that a total number of 9 072 383 shares were sold, whilst only 8 96 220 shares were available on the account prior to receiving the additional 20 922 101 shares *via* transfers. All the shares, transferred to the JCI Gold trading account, were in fact sold on the market. At 31 October 2005, CMMS had 19 945 936 WAR shares available in the three trading accounts. 17 806 861 WAR shares were transferred to Investec during November 2005.

Shares received

The WAR shares, received in the trading accounts, were divided into two categories namely:

- shares received from various entities and which did not reduce their investment value as they where obtained in the normal course of business, indicated as "Own Shares"; and
- shares which were received outside the normal course of business and, as such, may have reduced their investment value, indicated as "Other Shares".

The following analysis indicates the shares received:

Shares – Received	CMMS	JCI Gold	Randgold	Total
"Own Shares"				
Computershare	18 935 436	-	-	18 935 436
CMMS (Account 648410)	-	679 335	2 000 000	2 679 335
Investec	8 700 000	-	-	8 700 000

Shares – Received	CMMS	JCI Gold	Randgold	Total
Rights Issue	23 750	-	-	23 750
Anglo – Shares	2 289 750	-	-	2 289 750
JCI–Gold (Account 649558)	1 000 000	-	-	1 000 000
Randgold Scrip Lending (Account 633701)	400 144	-	-	400 144
Shares received from other entities				
Lyons (Account 967703)	50 000	-	-	50 000
WAR Share Incentive Trust	1 730 901	-	-	1 730 901
Loans & Scrip Received – Unknown	1 295 668	51 067	-	1 343 735
Peregrine	175 000		-	175 000
REC	1 905 013		-	1 905 013
Total shares received	**36 505 662**	**730 402**	**2 000 000**	**39 233 064**

Shares transferred out

The following shares were transferred from the trading accounts, and specifically the Consolidated Investments account, as the bulk of the transaction occurred on this account:

Shares transferred out	CMMS	JCI Gold	Randgold	Total
Compushare	7 400 561	-	-	7 400 561
JCI Gold (Account 649558)	679 335	-	-	679 335
Randgold Scrip (Account 633701)	2 000 000	-	-	2 000 000
CMMS (Account 648410)	-	1 000 000	400 000	1 400 000
Senior Management	175 000	-	-	175 000
Lyons (Account 967703)	2 740 000	-	-	2 740 000
SASFIN	40 000	-	-	40 000

•

Shares transferred out	CMMS	JCI Gold	Randgold	Total
Peregrine	700 000	-	-	700 000
Andisa Securities	2 000 000	-	-	2 000 000
Unknown Transfers	1 179 067	-	-	1 179 067
Total transferred out	**16 913 963**	**1 000 000**	**400 000**	**18 313 963**

9.3.1.2 *The REC Shares*

As at 1 April 2002, CMMS had 1 258 400 REC shares in its portfolio as reflected on the statement received from T-Sec. As at 31 October 2005, a share holding of 796 168 REC shares are shown on the T-Sec statement. During our investigation, it was noted that the REC shares were also sold on the JCI Gold trading account number 649558. These transactions only occurred from May 2005 onwards and all the shares, sold on this account, were transferred from other trading accounts to this account.

The movement in the physical shares, on both trading accounts, can be reconciled as follows (It should be noted that the opening balance and closing balance of the number of shares are that of the CMMS trading account, as no portfolio of shares were held on the JCI Gold account. All the shares received on this account were sold in the month of receipt):

	CMMS	JCI Gold	Total
Opening Balance	1 258 400	-	1 258 400
Plus Purchases	170 966	-	170 966
Available shares:	1 429 366	-	1 429 366
Add net transfer of shares	11 191 212	1 922 928	13 114 140
Transfers In	25 408 570	1 922 928	27 331 498
Transfers Out	(14 217 358)	-	(14 217 358)
	12 620 578	1 922 928	14 543 506
Less Sale of shares	(11 834 410)	(1 922 928)	(13 757 338)
Closing Balance	786 168	-	786 168

It is apparent from the reconciliation that the shares, received via the transfers into the trading accounts, were sold to generate funds in the trading accounts.

Shares received

The shares transferred into the trading accounts were analysed. The shares received, were divided into two categories, namely:

- Shares received from various entities and which did not reduce their investment value as they where obtained in the normal course of business, indicated as "Own Shares"; and
- Shares which were received from entities outside the normal course of business and which as such, may have reduced the investment value thereof, indicated as "Other Shares".

The following analysis indicates the shares received:

"Own Shares" - Received	**CMMS**	**JCI Gold**
Computershare	2 600 000	
Investec	8 000 000	
CMMS	-	692 933
Shares received from other entities		
Masupatsela (Randgold)	1 492 000	
WAL No 2 (671985)	3 653 113	
Unknown	6 829 041	
Total shares received	**25 408 570**	**1 922 928**

Shares transferred out

The following shares were transferred from the trading accounts and, specifically, from the Consolidated Investments account, as the bulk of the transaction occurred on this account:

Shares transferred out to	CMMS
Compushare	10 665 300
Randgold Scrip account 967703	50 000
JCI Gold	692 993
Unknown	2 556 572
Total shares transferred out	**14 217 358**

9.3.1.3 *The RRL Shares*

Although, CMMS never had any RRL shares in its portfolio of investments, as reflected on the T-Sec statements, they sold a total number of 7 126 000 RRL shares during the period under investigation. The number of shares sold and the dates when they were sold are reflected in the table below.

Month in which the sale occurred	Number of shares sold	Amount R
September 2003	200 000	34 272 105.66
October 2003	300 000	45 562 500.00
November 2003	75 000	12 760 500.00
April 2004	1 500 000	186 171 496.00
June 2004	1 150 000	64 712 928.00
July 2004	150 000	8 224 500.00
December 2004	30 000	1 899 000.00
January 2005	152 500	9 326 125.00
March 2005	506 689	39 645 840.48
April 2005	581 000	41 983 696.30
May 2005	253 242	18 751 392.61
June 2005	486 569	42 870 613.27

Month in which the sale occurred	Number of shares sold	Amount R
July 2005	900 930	81 054 792.12
August 2005	840 070	76 288 220.54
Total	**7 126 000**	**663 523 709.98**

9.3.1.4 *The Aflease shares*

As at 1 April 2002, CMMS had a short position of 573 000 Aflease shares in its portfolio as reflected on the statement received from T-Sec. This short position was subsequently settled in August 2002. During July 2003, CMMS started trading in Aflease shares and stopped such trading during May 2005, when the last of the Aflease shares was transferred out of the account.

The movement in the physical shares can be reconciled as follows:

Opening Balance – 1 April 2002	(573 000)
Plus Purchases:	3 332 152
Available shares:	2 759 152
Add net transfer of shares to CMMS	89 100 386
- Transfers to CMMS	102 700 000
- Transfers from CMMS	(13 599 614)
Less sales of shares	91 859 358
Balance of shares as at 31 October 2005	-

It is apparent from the reconciliation that the shares, received via the transfer into the account, were sold to generate funds in the CMMS account.

Shares received

The shares transferred into the trading accounts, specifically the Consolidated Investments account as this was the only account where trading in Aflease shares took place, were analysed. The shares received, were divided into two categories namely:

- shares received from various entities and which did not reduce their investment value as they where obtained in the normal course of business, indicated as *"Own Shares"*; and
- shares received outside the normal course of business and which, as such, may have reduced the investment value thereof, indicated as *"Other Shares"*.

The following analysis indicates the shares received:

"Own Shares" - Received	
CMMS - 660415	600 000
Shares received from other entities	
Kabusha	8 100 000
First Wesgold	94 000 000
Total shares received	102 700 000

Shares transferred out

The following shares were transferred from the trading accounts, specifically the Consolidated Investments account as this was the only account where trading in Aflease shares took place (At this stage it is uncertain whether or not JCI Limited can claim it back from the various entities as we were unable to find the instructions on which these transfers were conducted):

Shares transferred out	
Alibiprops – 660415	3 791 900
SP Reid – (Stockbrokers)	500 000
SA Stockbrokers	807 714
Investec	8 000 000
Trinity Holdings – 954610	500 000
Total shares transferred out	13 599 614

9.3.1.5 *The JCI Limited shares*

As at 1 April 2002, CMMS had 384 700 JCI Limited shares in its portfolio, as reflected on the statement received from T-Sec. As at 31 October 2005, a share holding of 259 772 925 JCI Limited shares is shown on the T-Sec statement.

The movement in the physical shares can be reconciled as follows:

Opening Balance – 1 April 2002	384 700
Plus Purchases	111 408 203
Own shares available for sale	111 792 903
Add net transfer of shares to CMMS	164 494 300
- Transfers to CMMS	399 288 326
- Transfers from CMMS	(234 794 026)
	276 287 203
Less Sale of shares	(16 514 278)
Balance of shares as at 31 October 2005	259 772 925

Shares received

The shares transferred into the trading accounts, specifically the Consolidated Investments account as this was the only account where trading in JCI Limited shares took place, were analysed. The net position of the various transfers is indicated in the table below. T-Sec informed us that transactions prior to March 2004 were no longer recorded on their system and that they would need to analyse their archived documentation in order to calculate the movement. We did not request them to review the archived documents. The shares received, were divided into two categories namely:

- Shares received from various entities which would not reduce their investment value as they where obtained in the normal course of business, indicated as *"Own Shares"*; and
- Shares received outside the normal course of business and which, as such may have reduced the investment value thereof, indicated as *"Other Shares"*.

The following analysis indicates the shares received:

"Own Shares" – Received	
Unknown due to time period	32 651 234
Computershare	172 527 359
CMMS – Acc No 660415	18 200
Various certificates – Issued to JCI Limited	3 795
Shares received from other entities	
Onshelf Investments Acc No: 986737	19 000 000
First Wesgold, Acc No: 664656	37 000 000
Alibiprops	12 000 000
Matodzi Resources, Acc No: 655530	126 087 640
Standard Bank	98
Total shares received	399 288 326

Shares transferred out

The following shares were transferred from the trading accounts, specifically from the Consolidated Investments account as this was the only account where trading in JCI Limited shares took place (At this stage it is uncertain whether or not JCI Limited can claim it back from the various entities as we were unable to find the instructions on which these transfers were conducted):

Shares transferred out	
Miles Hotel	600 000
Andisa Securities	11 000 000
JCI Gold, Acc No: 649558	39 194 026
Investec	1 000 000

•

Shares transferred out	
Masupatsela, Acc No.: 958801	104 000 000
JCI Pledge Account, Acc no.: 959007	79 000 000
Total shares transferred out	234 794 026

9.4 The cash flow of CMMS

We prepared an analysis of the cash-book, reflecting the transactions that occurred on bank account number 5049 1812 176, held at First National Bank. This analysis was done for the period 1 April 2002 to 13 October 2005. We did not performed a detailed analysis of any payments which occurred during the abovementioned period, except where payments were investigated as part of a specific transaction and reported on elsewhere in this report.

A detailed analysis of the three major trade accounts of CMMS was also conducted and the results of that analysis is discussed at paragraphs 9.2.8 to 9.2 11 *supra.*

A consolidated cash flow, based on the transactions per the cash book and the transaction per the trade accounts was then prepared, the purpose of which was to calculate a combined cash-flow of CMMS for the period 1 April 2002 to 31 October 2005[613].

For the purposes of the cash-flow we attempted to allocate the income and/or expenses to the persons or entities to which they related or where inter relations were evident.

The flow of funds was split into the following categories:

- Funds generated through share trading; and
- Other funds received.

The *"Other Funds"* category was further divided into the following categories:

- Received from/Paid to JCI Limited subsidiaries;

[613] Refer Annexure Z

- REC related funds;
- Funds received from/paid to RB and RAR Kebble;
- John Stratton and related parties;
- Funds received from/paid to directors and other staff members;
- Funds received from/paid to other entities identified during the investigation;
- Funds received from/paid to banks and other related entities; and
- Company related income and/or expense.

Based on the consolidated cash flow exercise performed, it appears that CMMS generated an amount of R2 944 331 179.45 during the period 1 April 2002 to 31 October 2005, during the same period an amount of R2 968 500 007.25 was used by CMMS to fund the operation of the JCI Limited group of companies. This leaves a shortfall of R24 168 827.88, ignoring opening and closing balances of the various sources[614].

9.4.1 Funds received

The individual source of funds can be analysed as follows:

Funds generated	**Cash books[615] R**	**T-Sec trade accounts[616] R**	**Consolidated R**
Share trading	263 450 476.69[617]	1 395 699 837.80	1 659 150 314.49
Other funds received	774 648 579.85	510 532 285.11	1 285 180 864.96
	1 038 099 056.54	1 906 232 122.91	2 944 331 179.45

614 Refer Annexure Z
615 Refer Annexure Z(1)
616 Refer Annexure L
617 This amount excludes funds generated on the T-Sec trade accounts and paid into the bank account of CMMS of some R491 114 685.79. However, this amount is included in amount reflected as Share Trading (R1 395 699 837.80) under the T-Sec trade accounts. The reason for deducting the amount is to prevent double accounting in the consolidated figure.

Share trading - income

The total funds, generated through the share trading for the period 1 April 2002 to 31 October 2005, aggregated R1 659 150 314.49. This amount can be analysed as follows:

Received from	**Amount R**
T-Sec trading accounts	1 349 495 330.18
Other T-Sec accounts – per CMMS cash book	187 103 835.59
Andisa Securities (Sale of WAR shares)	22 973 529.67
Sale of shares – JCI Limited	76 346 641.10
Futures account	23 230 977.95
Total	**1 659 150 314.49**

As set out at paragraphs 9.2.6.1 and 9.2.8 to 9.2.11, the funds, generated from the CMMS trade accounts, was done through share trading on the JSE and the shares traded, were obtained through either the Socgen facility or through utilising the JCI Limited group of companies' shares.

The funds, generated through trading transactions with shares of the JCI Limited group of companies, being an amount of R1 223 260 452 .68, can be calculated as follows:

Number of shares	**Share name**	**Amount R**	
5 533 164	WAR	157 414 503.51	Sale
11 055 444	REC	274 993 825.54	Sale
7 126 000	RRL	663 532 713.98	Sale
88 527 386	Aflease	151 808 541.70	Sale
(94 892 925)	JCI	(24 489 132.05)	Buy
	Net amount received	**1 223 260 452.68**	

The shares, indicated in the number of shares column, are the net shares sold, after taking the opening balances and purchases into account. It is apparent that some of the shares were transferred from other trading accounts of other legal entities (either related or not to the JCI Limited group of companies) and subsequently sold. Shares were also transferred from the CMMS account to other trading accounts.

The balance of the share trading funds of R126 234 877.50 represents the net amount generated through the Socgen facility after taking into account the sales and repurchase of shares through the facility.

Other Income

This represents funds received from other sources and is set out in the combined cash flow attached as Annexure Z to this report.

9.4.2 Outflow of funds

The outflow funds are reflected in the consolidated flow of funds and can be analysed as set out in the table below. We did not analyse these finds in detail, except where specified as such in the report.

Outflow of funds	Cash books[618] R	T-Sec trade accounts[619] R	Consolidated R
Share trading	49 600 722.34	130 109 473.56	179 710 195.90
Other funds	1 509 714 621.17	1 279 075 190.18	2 788 789 811.35
	1 559 315 343.51	1 409 184 663.74	2 968 500 007.25

618 Refer Annexure Z(1)
619 Refer Annexure L

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

EXHIBITS

TO

FORM CB

RANDGOLD & EXPLORATION COMPANY LIMITED

(Exact name of registrant as specified in its charter)

VOLUME 7 OF 9

EXHIBIT INDEX

Exhibit number	Description
1	Circular to Randgold & Exploration Company Limited Shareholders, dated December 5, 2008.
2	Certificate of Incorporation of Randgold & Exploration Company Limited, dated September 29, 1992.
3	Articles of Association of Randgold & Exploration Company Limited, dated September 29, 1992.
4	Memorandum of Association of Corgroup (Neptune) Investments Limited, dated November 24, 1969.
5	Articles of Association of Corgroup (Neptune) Investments Limited, dated November 24, 1969.
6	Articles of Association of First Westgold Mining (Proprietary) Limited, dated May 25, 1993.
7	Memorandum and Articles of Association of First Westgold Mining (Proprietary) Limited, dated August 17, 1992, as amended May 3, 1993.
8	Special Resolution of First Westgold Mining (Proprietary) Limited, dated August 23, 1995.
9	Memorandum of Association of Free State Development and Investment Corporation Limited, dated February 11, 1944.
10	Articles of Association of Free State Development and Investment Corporation Limited, dated October 25, 2001.
11	Certificate of Incorporation and Articles and Memorandum of Association of Goldridge Mining Company (Proprietary) Limited, dated October 4, 1974.
12	Memorandum of Association of Seltrust Mining Ventures (Proprietary) Limited, dated February 8, 1944.
13	Certificate of Incorporation and Articles and Memorandum of Association of Seltrust Mining Ventures (Proprietary) Limited, dated October 29, 1985.
14	Certificate of Incorporation and Articles and Memorandum of Association of Minrico Limited, dated September 29, 1999.
15	Memorandum and Articles of Association of Pan-African Exploration Syndicate Limited, dated January 10, 1913.
16	Amended Articles of Association of Pan-African Exploration Syndicate Limited, dated September 8, 1983.
17	Memorandum of Association of Randgold Prospecting & Mineral Holdings Limited, dated November 4, 1992.
18	Articles of Association of Randgold Prospecting & Mineral Holdings Limited, dated October 30, 1992.
19	Articles of Association of Rand Mines Lands Limited, dated January 1, 2001.
20	Memorandum and Articles of Association of Ashbourne Investments (Proprietary) Limited, dated November 25, 1948, as amended June 8, 1964 by Special Resolution.
21	Special Resolution of Ashbourne Investments (Proprietary) Limited, changing corporate name to Southern Holdings Limited and amending the Articles and Memorandum of Association, dated October 24, 2000.
22	Memorandum of Association of Versatex Trading 446 (Proprietary) Limited, dated September 4, 2002.
23	Articles of Association of Versatex Trading 446 (Proprietary) Limited, dated September 4, 2002.
24	Memorandum of Association of Consolidated African Mines Limited, dated June 9, 1954.
25	Memorandum and Articles of Association of Continental Base Metal Mining Company (Proprietary) Limited, dated August 12, 1985.
26	Certificate to Commence Business, Certificate of Incorporations, and Memorandum of Association of Bentonite Nominees Limited, dated April 28, 1969.
27	Articles of Association of Doornrivier Minerals Limited, dated November 18, 1983.
28	Debenture Subscription Agreement, dated January 6, 2004, between JCI Limited, Umoya Holdings (Proprietary) Limited, Itsuseng Investments (Proprietary) Limited, Newline Investments 120 (Proprietary) Limited, Ikamva Investment Holdings (Proprietary) Limited, and Kovacs Investments 608 (Proprietary) Limited, as amended by agreement between JCI Limited,

Umoya Holdings (Proprietary) Limited, Itsuseng Investments (Proprietary) Limited, Newline Investments 120 (Proprietary) Limited, Ikamva Investment Holdings (Proprietary) Limited, and Kovacs Investments 608 (Proprietary) Limited, amended August 12, 2005.

29 Debenture Subscription Agreement, dated October 20, 2008, between JCI Limited, Kovacs Investments 608 (Proprietary) Limited, and Itsuseng Investments (Proprietary) Limited.

30 Shareholder Agreement, dated October 26, 2005, between the Trustees for the Time Being of the Dudley Trust, Bosch Trading Limited, Citation Holdings S.A., Kovacs Investments 608 (Proprietary) Limited, Rocketship Properties (Proprietary) Limited, the Trustees for the Time Being of the Harold Johnson Family Trust, and Boschendal Limited.

31 Sale of Shares Agreement, dated August 7, 2003, between Randgold & Exploration Company, Limited, Equitant Trading (Proprietary) Limited, and Phikoloso Mining (Proprietary) Limited.

32 Sale of Cue Incident Shares Agreement, dated May 31, 2005, between Consolidated Mining Management Services Limited and Mvelaphanda Holdings (Proprietary) Limited.

33 Sale of Shares Agreement, dated February 18, 2008, between Futuremed Pharmaceuticals (Proprietary) Limited, JCI Limited, and Bioclones (Proprietary) Limited.

34 Sale of Shares Agreement, dated April 10, 2008, between JCI Gold Limited and Mowana Investments (Proprietary) Limited.

35 Sale of Shares Agreement, dated October 21, 2008, between JCI Limited, Garry John Fromentin, Lyons Property Solutions (Proprietary) Limited, Lyons Corporate Real Estate (Proprietary) Limited, and Lyons Financial Solution Holdings (Proprietary) Limited.

36 Share Purchase Agreement, dated April 10, 2008, between Cytos Limited, Maitland Nominees Limited, and Maitland Services Limited.

37 Loan Agreement, dated June 4, 2008, between Nedbank Limited and Boschendal Limited.

38 Nomination Agreement, dated October 14, 2004, between JCI Limited and Consolidated Mining Management Services Limited.

39 Memorandum of Mediation Agreement, dated April 7, 2006, between Randgold & Exploration Company Limited and JCI Limited.

40 Memorandum of Agreement regarding Mediation, dated May 14, 2008, between Randgold & Exploration Company Limited, JCI Limited, SF Burger, HE Wainer, and C Nupen.

41 Asset Sale Agreement, dated June 2, 2008, between Rocketship Properties (Proprietary) Limited, IFA Boschendal Investments (Proprietary) Limited, Kovacs Investments 608 (Proprietary) Limited, and Citation Holdings S.A.

42 Memorandum of Agreement, dated July 26, 2007, between Gold Fields Limited, Western Areas Limited, Free State Development and Investment Corporation Limited, Goldridge Gold Mining Company (Proprietary) Limited, JCI Limited, JCI Gold Limited, JCI Investment Finance (Proprietary) Limited, Jubilee Prospectors Limited, Randgold & Exploration Limited, and Barnato Exploration Limited.

43 Employment Contract, dated August 17, 2005, between Randgold & Exploration Company and Peter Henry Grey.

44 Employment Contract, dated November 8, 2005, between Randgold & Exploration Company and Roger Patrick Pearcey.

45 Employment Contract, dated October 23, 2008, between Randgold & Exploration Company and Marais Steyn.

46 Final Report on Limited Investigation into the Trade, Dealings, Affairs, or Property of the Randgold & Exploration Company Limited, dated march 14, 2006.

47 Investigation of transactions performed by Consolidated Mining Management Services Limited and JCI Limited Volume I, dated November 14, 2006.

48 Investigation of transactions performed by Consolidated Mining Management Services Limited and JCI Limited Volume II, dated November 14, 2006.

49 Investigation of transactions performed by Consolidated Mining Management Services Limited and JCI Limited Volume III, dated November 14, 2006.

50 Forensic Investigation: First Interim Progress Report, dated October 25, 2005.

51 Forensic Investigation: Second Interim Progress Report, dated November 3, 2005.

52 Forensic Investigation: Third Interim Progress Report, dated November 15, 2005.

53 Forensic Investigation: Fourth Interim Progress Report, dated December 7, 2005.

54 Forensic Investigation: Fifth Interim Progress Report, dated January 26, 2006.

55 Forensic Investigation: Sixth Interim Progress Report, dated February 21, 2006.

56 Letter from KPMG to Securities Regulation Panel regarding Section 440D of the Companies Act, dated January 18, 2008.

57 Valuation Report of Residual Properties of Boschendal Limited, dated May 23, 2008.

58 Mineral Asset Valuation Report on the Du Preez Leger Project, dated November 7, 2008.

59 Environmental Management Plan associated with Mining Permit Application for Du Preez Leger Project, dated August 1, 2005.

60 Press Release by Randgold and JCI, dated February 28, 2007, titled "Statement by the Mediators."

61 Press Release by Randgold and JCI, dated March 5, 2007, titled "In the Mediation Between: Randgold & Exploration Company Limited and JCI Limited."

62 Press Release by Randgold and JCI, dated March 7, 2007, titled "Statement by the Mediators."

63 Press Release by Randgold and JCI, dated March 7, 2007, titled "Joint announcement to R&E and JCI shareholders relating to a statement by the mediators in the mediation between the companies; a postscript thereto and further renewal of cautionary announcement."

64 Press Release by Randgold and JCI, dated March 15, 2007, titled "Shareholder Update on the settlement and/or merger negotiations between R&E and JCI (collectively "the companies" or "both companies") and further renewal of cautionary announcement."

65 Press Release by Randgold and JCI, dated April 23, 2007, titled "Joint Announcement by R&E and JCI (Collectively "The Companies" or "Both Companies") A Proposal for the Merger of the Companies and Further Renewal of Cautionary Announcement."

66 Press Release by Randgold and JCI, dated June 11, 2007, titled "Joint Cautionary Announcement."

67 Press Release by Randgold and JCI, dated June 29, 2007, titled "Request for Submissions."

68 Press Release by Randgold and JCI, dated July 20, 2007, titled "Joint Announcement – Update on Application to SRP regarding Proposed Merger."

69 Press Release by Randgold and JCI, dated October 31, 2007, titled, "Results of General Meeting."

70 Press Release by JCI, dated December 13, 2007, titled "NAV as at 31 March 2007 – Auditors provide limited assurance."

71 Press Release by Randgold and JCI, dated April 4, 2008, titled "Update to Shareholders."

72 Press Release by Randgold and JCI, dated April 4, 2008, titled "Draft Merger Circulars Submitted."

73 Press Release by Randgold and JCI, dated July 18, 2008, titled "Proposed Settlement Agreement and Renewal of Cautionary Announcement."

74 Press Release by Randgold and JCI, dated July 22, 2008, titled "Proposed Settlement Agreement and Renewal of Cautionary Announcement."

75 Press Release by Randgold and JCI, dated July 24, 2008, titled "Update to Shareholders."

76 Press Release by Randgold and JCI, dated July 31, 2008, titled "Memorandum of Understanding between R&E and JCI."

77 Press Release by Randgold and JCI, dated August 19, 2008, titled "Shareholder Update on Settlement Negotiations."

78 Press Release by Randgold, dated August 26, 2008, titled "Update to shareholders and renewal of cautionary announcement R&E claims against JCI Limited ("JCI")."

79 Press Release by JCI, dated August 27, 2008, titled "Mediation Process with Randgold & Exploration Company Limited Further Cautionary Announcement."

80 Press Release by Randgold, dated October 14, 2008, titled "Further Cautionary Announcement."

81 Press Release by Randgold, dated October 31, 2008, titled "Further Renewal of Cautionary Announcement."

82 Press Release by Randgold, dated November 6, 2008, titled "R&E and JCI resume Merger Talks."

Exhibit 48

JCI Limited

Investigation of transactions performed by Consolidated Mining Management Services (Pty) Limited and JCI Limited Volume II

Second preliminary report on factual findings

14 November 2006
This report contains 257 pages
R2512-16203F (Vol II)

Contents

Abbreviations

Detailed descriptions and explanations of terms and abbreviations relevant to this report are listed below. These descriptions and explanations however serve to clarify our report and are not intended to be authoritative.

Abongile	Abongile Policy and Management (Pty) Limited
Abrina 30	Abrina 30 (Pty) Limited t/a Bonessa Consortium
ABSA Stockbrokers	ABSA Stockbrokers (Pty) Limited
ABSA	ABSA Bank Limited
ADR	American Depository Receipt
Aflease	Afrikander Leasing Limited
Afrifocus	Afrifocus Securities
AFS	Annual Financial Statements
Agliotti	Glen Agliotti, contact person for Spring Lights 6 (Pty) Limited and Misty Mountain Trading 18 CC
Agreement	The Consortium Sale Agreement dated 9 June 2004 between Tawny, Anglo, Chestnut and REC
AIN	Associated Intelligence Network (Pty) Limited
Alibiprops	Alibiprops 13 (Pty) Limited
Amathuba Holdings	Amathuba Holdings (Pty) Limited
ASAC/Anglo	Anglo South Africa Capital (Pty) Limited
ASX	Australian Stock Exchange

•

AUD/AUD$	Australian dollar
Axon	Societé Generale, Johannesburg Branch, registration number 1996/006193/10
Bailey	Jill Bailey, personal assistant to the erstwhile financial director of JCI Limited and REC
Baobab	Baobab Aviation (Pty) Limited
Barnex	Barnato Exploration Limited
Baron	Denver Craig Baron, director of FAMDA
Barrett	David Barrett, of Marulelo, apparently a public relations advisor to the JCI Limited group of companies and the Kebble family
Battleaxe	Battleaxe Estate & Investment (Pty) Limited
Bawden	Barry Desmond Bawden, the brother of Beale
Beachcove	Beachcove Holdings (Pty) Limited
Beale	Patricia Beatrice Beale, an employee of CMMS and company secretary to various JCI Limited group companies
Benjamin	Lisa Benjamin, an erstwhile administrative assistant of Geta Fish
Berry	John Berry, erstwhile employee of REC
Biddup Investment	Biddup Investments (Pty) Limited
Blue Moonlight Properties 124	Blue Moonlight Properties 124 (Pty) Limited

BNC	BNC Investments (Pty) Limited, through which the interest of the Kebble family in JCI Limited was held
Bookmark	Bookmark Holdings (Pty) Limited
Booth	William Booth Incorporated, Attorneys at Law
Borderall Investments	Borderall Investments (Pty) Limited
Bray	Vaughan G Bray
Bryer	Roger Bryer
Brink Cohen	Brink Cohen Le Roux Incorporated, attorneys
Buitendag	Hendrik Christoffel Buitendag, erstwhile financial director of JCI Limited and REC, and a director of CMMS and RRH
Bullishprops	Bullishprops 13 (Pty) Limited
Burgess	Jason Burgess, member of Geta Fish
CAM Jersey	Consolidated African Mines Jersey Limited
CAM	Consolidated African Mining Limited, the previous name of JCI Limited
Capacity Building	Bakgontshi Communication (Pty) Limited t/a Capacity Building
Castle Ultra/CU	Castle Ultra Trading 295 (Pty) Limited
Catwalk Investments 394	Catwalk Investments 394 (Pty) Limited
Catwalk Investments	Catwalk Investments 208 (Pty) Limited
Cavanagh	Stewart Cavanagh, the current group financial manager of JCI Limited

CC	close corporation
C-Chest Trading	C-Chest Trading (Pty) Limited
Chestnut Hill Investments 178	Chestnut Hill Investments 178 (Pty) Limited
Chestnut	Chestnut Hill Investments 60 (Proprietary) Limited
Chivers	Mark Chivers, trader at T-Sec of JCI trading accounts
Clifton Dunes 114	Clifton Dunes Investments 114 (Pty) Limited
Cloete	Joseph Cloete, director of FAMDA
Closenberg	Jeff Closenberg of Closenberg Consultancy and also practising as an attorney under the name and style of Mallinicks Incorporated
CMC Jersey	Consolidated Mining Corporation (Jersey) Limited
CMC	Consolidated Mining Corporation Limited
CMMS	Consolidated Mining Management Services (Pty) Limited
CNSG	Central National Security Group
Computershare	Computershare Limited, Share Registrars of the listed JCI Limited group of companies
Commercial Trust	The Commercial & Equities Trust
Concerto	Concerto Nominees Limited
Goldfields/Continental/ Continental Goldfields	Continental Goldfields Limited
Coral Lagoon Investments 57	Coral Lagoon Investments 57 (Pty) Limited

Cosec	System used by the company secretaries of JCI Limited to maintain the allocations of shares of the various JCI Limited companies.
cps	cent per share
CSD	Central Securities Depository
CSDP	Central Securities Depository Participant
Cygnus Marketing	Cygnus Marketing CC
Datatrack	Datatrack Limited, a Mauritius based company established to facilitate payments for software and licensing of Startrack Africa
Dayspring	Dayspring Management Services (Pty) Limited
De Beer	Matthys de Beer, an erstwhile accountant at the JCI Limited group of companies
De Bruyne	Phillipe De Bruyne, employee working for Luembe Joint Venture
De Vries	Olivia Harriet de Vries, director of Sweet Equity Investments 42
Discus	Discus Holdings Limited
Dormell 211	Dormell Properties 211 (Pty) Limited
DRD	Durban Roodepoort Deep, Limited
Eagle Creek 200	Eagle Creek Investments 200 (Pty) Limited
Eagle Creek 215	Eagle Creek Investments 215 (Pty) Limited

Eagle Creek 250	Eagle Creek Investments 250 (Pty) Limited
Eagle Creek194	Eagle Creek Investments 194 (Pty) Limited
Eborall	Kevin Eborall, acting chief executive officer, Skygistics
Edge to Edge	Edge to Edge 26 (Pty) Limited
Eloff	Paul Eloff, director of Nutrix
Equitant	Equitant Trading (Pty) Limited
ETA	ETA Trust
etc	etcetera
Evans	Mike Evans, chairperson of Mallinicks
FAMDA	Fishing and Mariculture Development Company of the Northern Cape
Faranani	Faranani Auctioneers
Finsettle	Finsettle Services (Pty) Limited
Fireside	Fireside (Pty) Limited
Flack	Peter Flack, employee of DRD
Flegg	Jane Flegg, erstwhile financial controller of Weston
FNB	First National Bank, a divison of FirstRand Bank Limited
FPM	Financial Portfolio Management
Friedshelf 350	Friedshelf 350 (Pty) Limited
Geromont	Philip Franz Lothar Geromont

Geta Fish	Retrospective Trading cc t/a Geta Fish
Gleason Publications	Gleason Publications (Pty) Limited
Gleason	Ernest Davidson Gleason, director of Gleason Publications
Goodwin	Graham Goodwin, employee at T-Sec
Graceford	Graceford Holdings Limited
Gray	Peter Henry Gray, the chief executive officer of JCI Limited and REC
Griffiths	Gareth Griffiths, an erstwhile employee of the JCI Limited group of companies
Hattingh	Neil Hattingh, CFO of Skygistics
HDSA	Historically Disadvantaged South Africans
Heath	Willem H Heath, the chief executive officer of Heath Forensic Investigations and Consultants CC
Henning	Pieter Henning, erstwhile group financial manager of JCI Limited and REC
Highland Night 157	Highland Night Investments 157 (Pty) Limited
Hothouse Investments	Hothouse Investments (Pty) Limited
HSC	Heath Forensic Investigators and Consultants CC t/a Heath Specialist Consultants
i.e.	it estd
IAD	Ikamva Asset Disposal (Pty) Limited
IDC	Industrial Development Corporation Limited

Ikamva Mining	Ikamva Mining and Resources (Pty) Limited
Ikamva	Ikamva Investment Holdings (Pty) Limited
Inkwenkwezi	Inkwenkwezi Gold (Pty) Limited
Inter-Ocean Management	Inter-Ocean Management Limited, administrators of Graceford, based in Mauritius
Investage	Investage 170 (Pty) Limited
Investec UK	Investec Bank (United Kingdom) Limited
Investec	Investec Bank Limited
IoM	Isle of Man
Itsuseng	Itsuseng Investments (Pty) Limited
Jackson	Clement Jackson, owner of Finerent 1016 CC
Jaganda	Jaganda Trading (Pty) Limited
JCI East Africa	JCI East Africa (Pty) Limited
JCI Gold	JCI Gold Limited
JCI Group of companies	JCI Limited/JCI Gold/CMMS and their subsidiaries
JCI Properties	JCI Properties Limited
JCI/JCI Limited	JCI Limited
Jewitt	Raymond Robert Jewitt
JSE	JSE Securities Exchange of South Africa
Julius	Abraham Edward Julius, director of FAMDA

•

Kabusha	Kabusha Mining (Pty) Limited
Katzen	Serah Daliah Katzen, director of FAMDA
Kelco International	Kelco International Limited
KGvdM	Karen Grete van der Merwe, shareholder of Tantco
Kirstenberry Lodge	Kirstenberry Lodge (Pty) Limited
Klaasen	Martin Richard Klaasen, director of FAMDA
Koketso Capital	Koketso Capital (Pty) Limited
Koketso	Koketso Holdings (Pty) Limited
Kovacs 608	Kovacs Investments 608 (Pty) Limited
Kovacs 620	Kovacs Investments 620 (Pty) Limited
Koyana	Dwafiba Ongama Koyana, director of Masupatsela
Lamoson	Bob Lamoson, director of Seeter
Lamprecht	John Chris Lamprecht, the current financial director of JCI Limited and REC
Landau	Peter Landau, director, Continental Goldfields
Langa	Themba Benedict Langa, director of Lembede
Lembede IH	Lembede Investment Holdings (Pty) Limited
Lembede	Lembede Resources (Pty) Limited
Letseng Diamonds	Letseng Diamonds Limited (Mauritius) Company
Letseng Investments	Letseng Investment Holdings South Africa (Pty) Limited

Levin	John Levin representing Mallinicks
Lexshell	Lexshell 658 Investments (Pty) Limited
Little Swift 148	Little Swift Investments 148 (Pty) Limited
Long	Kim Long, shareholder in Koketso Capital (Pty) Limited
Louw	John Louw, director at Umbono Forensics
Lowery	Jo-Anne Lowery, employee of Computershare
Luci	Daughter of Luci Ficcuseco
Luembe	Luembe Mining (Pty) Limited
Lyons	Lyons Corporate Lease Fund
Madumise	Brenda Madumise, a director of REC
Maillard	Kenneth Maillard, manager of Inter-Ocean Management
Main	Paul Main, chief executive officer at Letseng Diamonds Limited
Mallinicks	Mallinicks Incorporated, a firm of attorneys
Maredi	Maredi Wilson Mphahlele
Marsanto	LDA Marsanto, party to Luembe Joint Venture
Marulelo	Marulelo Communications (Pty) Limited
Mashele	Jose Mashele, a director of Masupatsela
Mason	John Mason
Masupatsela Angola	Masupatsela Angola Mining Ventures (Pty) Limited

Masupatsela Nutrition	Masupatsela Nutrition (Pty) Limited
Masupatsela	Masupatsela Investment Holdings (Pty) Limited
Matodzi IH	Matodzi Investment Holdings (Pty) Limited
Matodzi	Matodzi Resources Limited
Matthews	Zolani Kgosie Matthews
MCM	Marina Coastal Management
Mennelow	Mannelow Fishing
Micromath	Micromath Trading 485 CC
Misty Mountain	Misty Mountain Trading 18 CC
Mjongile	SB Mjongile
Mkwanazi	Mafika Edmund Mkwanazi, director of Bookmark Holdings (Pty) Limited
Moregate	Moregate Investments (Pty) Limited
Morton	Benita Morton, group legal advisor of JCI Limited and REC
Moss Morris	Moss-Morris, attorneys
Moss	Michael Moss, employee of AIN
Mphahlele	Maredi Mphahlele, member of Tswelopele Associates CC
Munnick	Lewies Cornelius Munnick, director of FAMDA
Ncwana	Lunga Raymond Ncwana, a director of REC and Itsuseng Investments (Pty) Limited

New Heights	New Heights 120 (Pty) Limited
Newfound	Newfound Capital (Pty) Limited
Newline	Newline Investment Holdings (Pty) Limited
Newshort	Newshort Nominees (Pty) Limited
Nissen	Andrew Christoffel Nissen, director of REC and JCI Limited
Nkhulu	Andile Reeves Nkhulu, director of Itsuseng
NMC	New Mining Corporation Limited
Notable Holdings	Notable Holdings (Pty) Limited
Ntsele	Buti Dominique Ntsele, director of Capacity Building
Nutrx	Nutrx (Pty) Limited
Off the Shelf Investments	Off the Shelf Investments 124 (Pty) Limited
Orlyfunt	Orlyfunt Holdings (Pty) Limited
OT80	Onshelf Trading Eighty (Pty) Limited
Pacific Fisheries	Pacific Fisheries Limited
Pam Golding	Pam Golding Properties (Pty) Limited
Pandor	Sharif Pandor, director of Ikamva
Paradigm Shift	Paradigm Shift CC
Paradise Creek	Paradise Creek Investments 83 (Pty) Limited
Pearcey	Roger Pearcey, erstwhile company secretary of Simmer & Jack (Pty) Limited

Peregrine Equities	Peregrine Equities (Pty) Limited
Perrevos	Dimitri Perrevos, party to Luembe Joint Venture
Phaliso	Mirriam Nozibonelo Phaliso, director of FAMDA
Phikoloso	Phikoloso Mining (Pty) Limited
Pilgrims Rest	Pilgrims Rest Estates Limited
PLJ	PLJ Financial Services (Pty) Limited
Platgold	Platgold Pacific NL
Poole	George W Poole, an erstwhile company secretary of JCI Limited
Rapivest 18	Rapivest 18 (Pty) Limited
RAR Kebble	Roger Ainsley Ralph Kebble, an erstwhile director of JCI Limited, REC, CMMS and RRH
Rasethaba	Sello Mashao Rasethaba, a director of Bookmark
RB Kebble	Roger Brett Kebble, an erstwhile director and chief executive officer of JCI Limited, an erstwhile director of CMMS, RRH and REC
Redbay	Redbay Investments (Pty) Limited
REC	Randgold & Exploration Company Limited
Refraction	Refraction Investments (Pty) Limited
Revolution Events	Revolution Events (Pty) Limited
Ridek	Ridek Corporation, a subsidiary of Weston

RRH	Rand Resources Holdings Limited
RRL	Rand Resources Limited
S&J/Simmer & Jack	Simmer and Jack Mines Limited
SA Rand	South African Rand
Saacks	Marcelle Saacks, employee of Mallinicks Incorporated
Saaiman	Malan Saaiman, financial manager at T-Sec
Sabbatini	Mauro Antonio Sabbatini, director of Micromath Trading 485 CC
SADC Fisheries	Off the Shelf Investments 119 Limited in the process of changing its name to SADC Fisheries
SAFCO	South Atlantic Fisheries Company (Pty) Limited
Salmon	Chris Salmon, employee of JCI Limited
Sander	Steven Sander, CNSG
SASFIN	SASFIN Limited
Schalkwijk	Marleen Schalkwijk, an accountant at JCI Limited
Schultz	Brendon Schultz, Area Operations Manager, CNSG
Seamo	Seamo Investments 55 (Pty) Limited
SEC	Securities and Exchange Commission of the United States of America
Seeter	Seeter (Pty) Limited
Shelley Street/Street	Shelley Street of Design Consultants

Sherry	Nathan Sherry, director of Fireside, Triland Investments and Borderall Investments
SIM	Simmer & Jack ordinary shares
Singh	Dharmdeu Singh, director of FAMDA
Skygistics	Skygistics (Pty) Ltd (based in South Africa), previously known as Startrack Communications Africa (Pty) Limited
Slip Knot/Slipknot	Slip Knot Investments 203 (Pty) Limited
Socgen	Societé Generale, Johannesburg Branch Reg. number 1996/006193/10
Springlights	Spring Lights 6 (Pty) Limited
Standard Bank	The Standard Bank of Southern Africa Limited
Startrack Australia	Startrack Communications (Australia) (Pty) Limited (based in Australia)
Startrack Communications	Startrack Communications Limited (based in Australia)
Steenkamp	Leonard Steenkamp, chief executive officer of T-Sec
Stemmet	Paul Stemmet, director of Palto (Pty) Limited
Stratton	John Stratton, an erstwhile director of JCI Limited and CMMS
Strauss	Gail Strauss, consultant to Marulelo
Sugar Tree	Sugar Tree Properties (Pty) Limited
Swanevelder	Lieben Hendrik Swanevelder, an erstwhile accountant at JCI Limited

Sweet Equity Investments 42	Sweet Equity Investments 42 (Pty) Limited
Taback Inc	Mervyn Taback Incorporated, a firm of attorneys who provided legal services to JCI Limited and REC
Tacked Investments	Tacked Investments (Pty) Limited
Tambo	Dali David Tambo, shareholder in Koketso Capital (Pty) Limited and Koketso Holdings (Pty) Limited
Tan Range	Tan Range Exploration Corporation
Tantco	Tantco Global (Pty) Limited
Tasmanian Bluefin	Tasmanian Bluefin (Pty) Limited
Tawny	Tawny Eagle Holdings (Pty) Limited
TGME	Transvaal Gold Mining Estate Limited
Thoughtfox	Thoughtfox (Pty) Limited
Titan SD	Titan Share Dealers (Pty) Limited
Titan	Titan Securities (Pty) Limited
Tonin	Francesco Antonio Tonin, director of FAMDA
Tonkin	Douglas Tonkin, erstwhile director of Nutrix
Top Edge	Top Edge Investments (Pty) Limited
Topgold	Topgold AG mvK
Tradek	Tradek Nominees (Pty) Limited, part of T-Sec
Triland Investments	Triland Investments (Pty) Limited

T-Sec	Tlotlisa Securities (Pty) Limited, previously Tradek Balderson (Pty) Limited
Tswelopele	Tswelopele Associates CC
Turbine Aviation	Turbine Aviation (Pty) Limited
Turnbull	Jan Turnbull, an erstwhile employee of Continental Goldfields Limited
Tuscan Mood	Tuscan Mood 1224 CC
TWB	Tugendhaft Wapnick Banchetti and Partners, attorneys
Umoya Holdings	Umoya Holdings (Pty) Limited
Up on Point	Up on Point Properties 67 (Pty) Limited
Van der Merwe	Pieter van der Merwe, consultant to Marulelo Communications (Pty) Limited
Van Staden Lourens	Lourens van Staden, a practising attorney and director of Taback Inc
Van Staden	Frik van Staden, chief operating officer of Skygistics
Van Straaten	Margie Van Straaten, assistant to company secretary of JCI Limited
Van Zyl	Martin van Zyl, an employee of T-Sec
Vieira	Lynn Vieira, bookkeeper of CMMS
Viking Pony 346	Viking Pony Properties 346 (Pty) Limited
Viking Pony	Viking Pony Properties 359 (Pty) Limited
Viljoen	Jacques Viljoen, director of Palty (Pty) Limited

WAL	Western Areas Limited
Wapnick	Sharon Wapnick, attorney at TWB and former deputy chairperson of Moss Morris
WAR	Western Areas Ordinary Shares
Ward	Samual Ward, employee at SAFCO's accounts department
Watson	Ronald James Watson, director of Top Edge Investments (Pty) Limited
WCIH	Wild Country Investment Holding Company (Pty) Limited
Wellesley-Wood	Mark Wellesley-Wood
Wepener JR	Louw Wepener
Wepener SR	Leo Wepener
Weston	Weston Investments (Pty) Limited (based in Australia)
Williams	Peter Williams, director of SAFCO
Wilson	Ian Wilson
Wormald	Stephen Wormald, director of Thoughtfox (Pty) Limited
WWB	Webber Wentzel Bowens, a firm of attorneys

Exhibits

Copies of all documentation referred to in the footnotes to this report have been collated into exhibit files and should be read in conjunction with the contents of this report.

Annexures

The following annexures are attached to this report and should be read in conjunction with the contents of this report.

10 The investigation of identified balance sheet items of CMMS

10.1 Loan to Weston – Account number 151004

10.1.1 Introduction

Weston is a company registered in terms of Australian Company Law and has been operating in Australia since the acquisition of Weston Investments Ltd in 1997 by CAM Jersey. Weston took over as the management company for Australian interests from CAM Australia in January 2002. Weston's parent company is CAM Jersey, whose ultimate parent company is JCI[1].

Based on an e-mail and a supporting schedule thereto, which was sent from Turnbull to Beale on 23 August 2005, it appears as if CAM Jersey holds 99.8% of the shares in Weston[2].

The directors of Weston, as per the audited Financial Report of the entity as at 31 March 2005, were[3]:

- Stratton;
- Buitendag;
- RAR Kebble; and
- RB Kebble.

We were informed that the amounts featuring in the loan account of Weston in the books of account of CMMS related to loans being provided for the payment of legal costs, *inter alia* pertaining to the DRD and RAWAS matters[4]:

The information divulged by Buitendag, as stated above, is corroborated in broad terms by details appearing in the audited Financial Report of Weston as at 31 March 2005, where it is stated at note 23 that[5]:

1 Refer Exhibit 5.1.1
2 Refer Exhibit 5.1.2
3 Refer Exhibit 5.1.3
4 As per consultation with Buitendag on 15 December 2005
5 Refer Exhibit 5.1.3

"In February 2004, Weston Investments Pty Ltd ("Weston or Company") was joined as one of seven defendants in civil proceedings commenced by Durban Roodepoort Deep Limited and related entities ("DRD") in the Supreme Court of Western Australia. The claims against the seven Defendants allege that the Defendants conspired to affect, and were involved in, contraventions of the Corporations Law by certain former officers of DRD. The claims involve complex factual and legal issues and are unlikely to be resolved in the foreseeable future. In the proceedings involving the seven Defendants it is alleged that they are jointly and severally liable for damages in the amount of R77m and compensation in the amount of $AUD6m.

The claims are denied by Weston and all of the other Defendants and the proceedings are being vigorously defended. Weston is not involved in any of the other DRD proceedings and maintains that it has been improperly joined in this action. Given that JCI Limited is the ultimate parent company of Weston, JCI will meet the Company's costs in defending the proceedings and has provided Weston with and indemnity in respect of any resulting damages arising out of the proceedings."

10.1.2 Agreement

We found no agreement for the loan between CMMS and Weston and could not be presented with one when called for. According to Flegg, the previous financial controller of Weston, there is no agreement that she is aware of and Weston has been paying all of JCI Limited's legal costs in Australia, which costs we were informed relate to the DRD/Harmony case[6]. These costs appear to have been paid on behalf of JCI Limited

10.1.3 Findings

Although claimed by the auditors of Weston that an indemnity exists whereby JCI Limited indemnified Weston of damages arising out of the proceedings, we did not view such a document. We detail at section 10.23 *infra* further involvement of Weston in a transaction with Continental Goldfields involving Simmer & Jack shares.

[6] Refer Exhibit 5.1.1

The general ledger of CMMS indicates that the balance of the loan account of Weston, as at 31 March 2005, amounted to a credit balance of R1 149 644.56. We noted that the trial balance, extracted for the time frame 1 April 2005 to 31 October 2006 for the said loan account, neither reflects any movement of funds, nor a brought forward balance. We therefore assume that no transactions were allocated to this particular loan account after 31 March 2005 and that, as at 31 October 2005, the balance in the said account remained a credit balance of R1 149 644.56. We noted a CMMS journal entry J2506, which corroborates the fact that the balance of the loan account relates to an amount which was transferred as a credit to the loan account on an effective date of 31 March 2005. The aforesaid journal entry was processed on 25 August 2005 in respect of the financial year ending 31 March 2005 and is *inter alia* indicative of the following[7]:

- An amount of R1 149 644.56 was transferred to the credit of the Weston loan account from general ledger account 850700 in the books of account of CMMS;
- The description, appearing as part of the above said entry, is indicative of the fact that the expense relates to legal fees;
- Although we are not examiners of disputed documents we noted that the journal was prepared by one De Beer who we were informed has subsequently left the employment of JCI; and
- We noted a document, printed on white paper which, amongst other things, indicates the following:

  "Inv to CMMS for legal Expenses referred to debtors 239 312.35"

We also obtained a document from Weston, dated 29 July 2005 and addressed to the attention of De Beer. The said document *inter alia* indicates that CMMS owed Weston an amount of AUD$239 312.00[8]. It therefore appears that the loan of CMMS in the books of account of Weston relates to legal fees. Although the said letter was written to De Beer on 29 July 2005, the amount was outstanding already as at the financial year ending 31 March 2005.

7 Refer Exhibit 5.1.4
8 Refer Exhibit 5.1.5

According to information on public websites the rate of exchange between SA Rand and AUD$ was 4.85982 as at 31 March 2005, thus resulting in a conversion result of AUD$239 312, equalling R1 163 013.24 and which varies with R13 368.72 to the amount of R1 149 644.56, as reflected in the Weston loan account in the books of account of CMMS. In terms of the value of amounts converted, we view this variance as negligible and assume the amount was written off as a foreign exchange variation.

We found no evidence indicating that the Exchange Control at the SARB approved the incurring of a foreign debt.

10.1.3.1 Conclusion

The AFS of Weston is indicative of the fact that Weston paid substantial amounts on behalf of JCI Limited regarding legal costs pertaining to the DRD matter and that this related to legal fees paid by Weston on behalf of CMMS. The auditors of Weston furthermore stated that JCI Limited provided Weston with an *"indemnity regarding the resulting damages"* related to the legal dispute. The loan account reflected a credit balance as at 31 October 2005 of R1 149 644.56 and, accordingly, created the impression that CMMS owed Weston the aforesaid amount. We were not presented with a loan agreement regarding the aforesaid loan.

10.2 Loan to CMC Jersey - Account number 151055

10.2.1 Introduction

We did not obtain information generated from publicly available sources regarding CMC Jersey as it is a foreign entity.

10.2.2 Agreement

We found no agreement between CMMS and CMC Jersey.

10.2.3 Findings

We noted the following in respect of the loan account in the books of account of CMMS:

- The loan account in CMMS originated prior to 1999 with a balance of R45 010.74, of which we have no details regarding the breakdown thereof;
- The account increased during the 2000 financial year with an amount of R14 403.67, of which transactions we do not have sufficient detail to comment on. The balance outstanding at the end of the 2000 financial year end was R59 414.41;
- During the 2001 financial year, amounts of R89 122.92 were paid in respect of secretarial fees relating to what was described as per the general ledger description as Abacus. The loan account balance as at the end of the 2001 financial year was R148 537.33;
- During the 2002 financial year, an amount of R7 997 500.00 was paid to HSBC on behalf of CMC Jersey as a repayment of a loan. The loan account balance as at the end of the 2002 financial year was R8 126 037.33;
- An amount of R27 450 000.00 was paid to the Werksman Inc. trust account as repayment of the loan to HSBC. Originally the amount was debited to a sundry debt account and at year end the amount was transferred as a debit to the CMC Jersey loan account. The loan account balance at the end of the 2003 financial year was R35 576 037.33;
- The loan account was decreased by R287 028.44 during the 2004 financial year as a result of the proceeds on the sale of RRL shares having been transferred there. The amount was transferred from the Beachcove loan account 151112 within the books of account of CMMS to the CMC Jersey loan account. The balance of the loan account, as at the end of the 2004 financial year end, was R35 289 008.89; and
- The following two amounts were debited to the CMC Jersey loan account during the 2005 financial year:
  - An amount of R50 945.00 in respect of CMC Jersey secretarial fees; and
  - An amount of R118 169 748.09. We were informed that this amount relates to transactions performed prior to 1998 when the *"old JCI"* traded offshore. CMC Jersey collected the funds related to the trading from parties participating in the trading and invested the funds. The profits from the investment were given as a loan to CMMS. As no dividends have been declared yet, these amounts were still owed by CMMS to CMC Jersey. At the 2005 financial year end a decision was made to transfer the loan in CMC Jersey to CMMS[9].

---

9 As per consultation with Cavanagh on 27 January 2006

As a result of the aforesaid transactions the closing balance in the CMC Jersey loan account, as at the 2005 financial year end, amounted to R153 509 701.98.

10.2.3.1 Conclusion

An amount of debt amounting to R153 509 701.98 is reflected in the books of account of CMMS for which no underlying agreement exists and it is not evident what value CMMS or JCI Limited obtained from the said amounts. The underlying transactions may require further investigation before we can conclusively comment thereon.

10.3 Loan to Dormell Properties - Account number 151127

10.3.1 Introduction

Dormell 211 was registered on 27 November 2002. The nature of Dormell 211's business is indicated, as per public available information, to be that related to activity in the real estate activities sector. The directors of Dormell 211 are:

- Stratton; and
- Donna Raye Stratton,

who were appointed on 9 March 2004. The previous directors of Dormell 211 were:

- RB Kebble; and
- Swanevelder.

The company secretary is indicated as Beale.

It appears that Stratton currently holds 100% of the issued shares in Dormell 211[10].

We were informed that this loan relates to the payment of Stratton's house by CMMS[11].

[10] Refer Exhibit 5.3.1
[11] As per individual consultations with Cavanagh and Bailie on 8 December 2005

10.3.2 Agreement

An agreement, relating to the loan between CMMS and Dormell 211, could not be presented to us[12].

Stratton confirmed that a specific loan agreement did not exist regarding this particular loan. He did however inform us that a broadly termed agreement existed between him and RB Kebble regarding his settlement in South Africa. Part of this agreement was that RB Kebble would provide accommodation to him. To this extent, we were informed that Stratton was provided with the property at 25 Forest Avenue, Bishopscourt, Cape Town. The ownership of the said property vested in Dormell 211 and CMMS held the shares to the said entity. The said property was however not unencumbered and Stratton insisted that the property should be provided to him in unencumbered state. Stratton stated that RB Kebble therefore undertook to pay the bond instalments on the underlying bond to the property and the shares in Dormell 211 were transferred to Stratton[13].

Stratton did however provide us with a letter addressed by him to RB Kebble on 15 December 2003. The said letter *inter alia* states[14]:

"... The company will provide security at any residence occupied by me during the period of my appointment."

and further:

"... You have personally agreed to provide funding for the acquisition of a property plus two motor vehicles. The funds provided by you will be offset against funding provided by me to you on previous occasions.:

and further:

"... I still await formal transfer of the shares in Dormell Properties 211 as there was some mix up with the original company. I have expended money on some renovations and intend to embark on more major work and expenditure it is therefore essential that the formalities be completed."

---

12 As per individual consultations with Cavanagh and Bailie on 8 December 2005
13 As per consultation with Stratton on 17 January 2006
14 Refer Exhibit 5.3.9

We noted that RB Kebble responded to Stratton on 7 January 2004, in a letter, in which he *inter alia* stated[15]:

"I am in agreement with the terms and conditions of your proposed executive appointment as detailed in your letter of 15 December 2003 ..."

10.3.3 Findings

We were informed that[16]:

- The transactions appearing in this specific loan account relate to the payment of a house of Stratton in Cape Town;
- The monthly instalments were debited to the CMMS bank account;
- JCI Limited signed surety for the underlying debt related to the bond registered over the property[17];
- JCI Limited received a fax on 8 December 2005 from Stratton, in which Stratton requested JCI Limited to stop further bond payments as the bond relating to the said property has been fully paid up. We have not seen this particular fax.

Initially and in accordance with an unsigned Dormell 211 share certificate number two, all the shares in Dormell Properties 211 (Pty) Limited were held by JCI Property Development (Pty) Limited[18]. We noted correspondence in which a firm of attorneys, Mallinicks, recorded that the shares in the said entity were transferred to Stratton as per share certificate three and all related documentation to this effect was, according to Mallinicks, forwarded to Margie van Straaten at JCI Limited on 4 May 2004[19]. Further documentation on file is indicative thereof that the shares were transferred from JCI Properties (Pty) Limited to Stratton on 9 March 2004 by Griffiths[20].

---

15 Refer Exhibit 5.3.10
16 As per consultation with Bailie on 8 December 2005
17 Refer Exhibit 5.3.2
18 Refer Exhibit 5.3.3
19 Refer Exhibit 5.3.4
20 Refer Exhibit 5.3.5

We noted a document on file from the Department of Trade and Industry, indicating that the aforesaid changes to directorships of Dormell Properties 211 did take place as per a CM29 document received by the Registrar of Companies on 19 April 2004. The date of the resignation of the directors of Dormell 211 is indicated as 9 March 2004 on the relevant copy of the CM29 found by us on file at JCI Limited[21].

We noted a note on the Dormell 211 correspondence file, maintained by Margie van Straaten, dated 1 December 2005, which *inter alia* reads that[22]:

- The transfer of shares should not have taken place;
- A new share certificate in the name of JCI Property Development (Pty) Limited was issued, which was not signed[23]; and
- A Declaration of Trust was prepared and is on file, but is in an unsigned format[24].

We were informed by Van Straaten that she could not recall the exact reason for making the above stated note on the file, but based on the details of the note, she could only assume that, at that stage, Griffiths told her that the transfer should not have taken place. She furthermore stated that although she completed the necessary new share transfer documents for the shares to be held by JCI Property Development (Pty) Limited again, she was told to hold back and the documents were never signed.

Van Straaten said that she could not recall exactly who gave her the instruction, but it is possible that it might have been Buitendag[25]. Stratton informed us that the reason for the confusion was that the attorneys, tasked with the transfer of the shares, namely Mallinicks, made an error and wanted to transfer the shares in Dormell Properties 253 (Pty) Limited to him as opposed to that of Dormell 211[26].

21 Refer Exhibit 5.3.6
22 Refer Exhibit 5.3.7
23 Refer Exhibit 5.3.3
24 Refer Exhibit 5.3.8
25 As per consultation with Van Straaten on 20 December 2005
26 As per consultation with Stratton on 17 January 2006

We found no evidence that any purchase consideration was paid by Stratton for the shares, obtained by him, in Dormell 211 from JCI Property Development (Pty) Limited[27]. Stratton informed us, however, that he paid a nominal fee of R100.00 for the said shares[28].

Background searches, performed on public available information sources, the accuracy of which we cannot guarantee, indicate the following detail regarding a property registered in the name of Dormell 211:

- Erf 56369 Cape Town;
- Title deed number T31043/2003 (Cape Town);
- Purchase date – 21 February 2003;
- Registration date – 9 April 2003;
- Amount – R7 936 500.00;
- Bond – R5 850 000 with Firstrand Bank Limited;
- Previous owner – Fantini Trust; and
- Registered address of Dormell 211 is 25 Forest Avenue, Bishopscourt, 7708.

The amount of the registered bond, as specified above, agrees to that of the amount specified on the suretyship between JCI Limited and FNB. Accordingly, we assume that the property, registered in the name of Dormell 211, is that which is described above.

We consulted Griffiths and he informed us that:

- Companies named and styled *"Dormell"* had two properties registered in their names, namely that related to what he termed *"211"* and *"253"*;
- *"211"* related to 25 Forest Avenue, Bishopscourt and was the house of Stratton;
- *"253"* belonged to RB Kebble and related to 25 Upper Primrose, a property adjacent to that at 25 Forest Avenue;

[27] As per consultation held with Beale on 8 December 2005 and informal discussion with Pieter Henning subsequently.
[28] As per consultation with Stratton on 16 January 2005

- A loan existed between RB Kebble and Stratton. RB Kebble gave the shares in Dormell 211 to Stratton in settlement of the said loan; and
- RB Kebble sold *"253"* in December 2004 to Scott-Heely for a consideration of R6.5 million, the proceeds of which were paid to Stratton.

Based on the information divulged by Griffiths and that obtained from publicly available sources, as described above, we are assuming that the property, belonging to Dormell 211, is that at 25 Forest Avenue, Bishops Court, Cape Town.

Subsequent to the consultation with Griffiths, we have established that:

- There are two companies, namely:
  - Dormell Properties 211, who owns the property at 25 Forest Avenue, Bishopscourt, Cape Town; and
  - Dormell Properties 253 (Pty) Limited, who owns the property at 25 Upper Primrose, Bishopscourt, Cape Town.
- Although we noted details in the cash book of RB Kebble regarding the purchase of the property owned by Dormell Properties 253 (Pty) Limited, it does not appear to be of direct significance to the loan between CMMS and Dormell 211.

We noted that the following amounts were reflected in the general ledger of CMMS, relating to the loan between CMMS and Dormell 211 (account 151127):

- Year ending 31 March 2005: R1 335 901.34; and
- From 1 April 2005 to 1 November 2005: R345 241.38.

The entries up to 31 March 2005 represent, to a large extent, the bond instalments, which were debited by FNB to CMMS's bank account. The total, as at 31 March 2005, i.e. R1 335 901.34, was transferred on 31 March 2005 to the sundry debtors account number 174501 in the books of account of CMMS. The figure of R345 241.38, which also represents bond instalments which were debited by FNB to CMMS's bank account, is still reflected in the Dormell 211 loan account 151127, as at 1 November 2005.

We requested proof that the suretyship, given by JCI Limited regarding the FNB bond was cancelled, but were not provided with proof thereof or satisfactory responses that this has in fact been done[29].

The above stated suretyship by JCI Limited to FNB *inter alia* states that:

".....Roger Brett Kebble in his capacity as Deputy Chairman and Chief Executive Officer of JCI Limited Reg. NO. 1894/000854/06......bind themselves unto FNB as surety and co-principal debtor jointly and severally with Dormell Properties 211 (Pty) ("debtor") Ltd for the due payments by the debtor of all monies which the Debtor may now or from time to time hereafter owe to FNB from whatsoever cause and howsoever arising..."

Accordingly it is evident that, unless the suretyship has been cancelled, JCI Limited may be indebted to FNB for any current outstanding debt of Dormell 211. We asked Stratton regarding the indebtedness of Dormell 211 to FNB and he stated that he paid the bond and that there are no other outstanding debts between the two entities[30]. At the time of writing this report, we were still awaiting confirmation from FNB regarding this particular aspect.

10.3.4 Conclusion

We could not be provided with a loan agreement regarding this particular loan.

Although Stratton informed us that he paid a nominal value of R100.00 for the shares in Dormell 211, we could not be presented with proof by JCI Property Development (Pty) Limited that this was in fact the case.

Although, according to the records of the Registrar of Companies, transfer of shares in Dormell 211 took place, it appears that there may be some contradictory records and/or opinions within the files of the company secretaries of CMMS as to whether the shares in Dormell should have been transferred by JCI Property Developers (Pty) Limited to Stratton. This aspect was clarified during consultation with Stratton and, based on his explanations given to us, it appears that some confusion existed with the attorneys, Mallinicks, who handled the instruction to transfer the shares to Stratton. According to Stratton, Mallinicks wanted to transfer the shares in Dormell Properties 253 (Pty) Limited to him as opposed to the shares in Dormell 211.

[29] As per consultation with Bailie, Vieira and subsequently Cavanagh on 10 January 2006 and with Stratton on 16 February 2006

[30] As per consultation with Stratton on 17 January 2006

It appears that a loan may have existed between Kebble and Stratton and that the bond repayments of Stratton may have been channelled through CMMS and ultimately have been allocated to a sundry debtors loan account for the financial year ending 31 March 2005. The amounts processed *via* the CMMS bank account in this regard, for the 2006 financial year end is still reflected in the Dormell 211 loan account. Should there be substance to the fact that a loan existed between Stratton and RB Kebble in this regard and that the bond costs were paid by CMMS, then the overall bond costs to date, being R1 681 142.72 should be claimed from the estate of RB Kebble. Alternatively the amount should be claimed from Stratton if a loan between him and RB Kebble cannot be proved. Furthermore, if RB Kebble owed money to Stratton, as alleged by Griffiths, it follows that RB Kebble settled such debt by giving Stratton property of JCI Limited whilst they were both directors of JCI Limited.

We did not view any documentation indicating that the suretyship given by JCI Limited to FNB, in respect of Dormell 211, has been cancelled.

10.4 Loan to Misty Mountain Trading 18 (Pty) Limited – Account number 151137

10.4.1 Introduction

Information, obtained from publicly available sources regarding Misty Mountain, is indicative of the following:

- Misty Mountain was incorporated on 13 June 2003;
- The director of the company is one Vivien Marleen Agliotti, who was appointed on 29 September 2003; and
- The nature of Misty Mountain's business, according to publicly available information, is retail trade.

10.4.2 Agreement with Misty Mountain

CMMS entered into a loan agreement with Misty Mountain on 25 February 2004 in which CMMS agreed to lend Misty Mountain up to a maximum amount of R16 000 000.00[31].

[31] Refer Exhibit 5.4.1

The agreement *inter alia* recorded that Misty Mountain was in the business of buying, developing and selling properties and that the intention was for the loan amounts to be utilised for the purchase of properties and to repay such amounts including interest, on realisation of the completion of properties developed from time to time.

The agreement furthermore recorded that the following properties were registered in the name of Misty Mountain:

- Erf 18, Bryanston, situated at 29 Eaton Avenue, Bryanston;
- Erf 1932, Houghton Estate, situated at 7, 16th Avenue, Houghton Estate; and
- Portion 2 of Erf 48 Hyde Park, situated at 42(a) Morsim Road, Hyde Park.

The said agreement *inter alia* stipulates the following repayment conditions in respect of the loan:

- Misty Mountain agreed to repay the loan and the interest thereon to CMMS on or before 30 June 2005;
- Misty Mountain was obliged to make interim payments, which should have been equivalent to the net proceeds from the sale of any of the three properties mentioned above, within three days from the date of transfer of such property into the name of the purchaser. Interest accrued on the loan at a rate equal to the prime rate +2% and would have been calculated with effect from each date of advance and would be capitalised and compounded monthly in arrears. Furthermore, interest had to be paid to CMMS on or before 30 June 2005, failing which, such unpaid interest would thereupon form part of the total amount owing by Misty Mountain to CMMS.

The agreement indicated, on the last page thereof, Agliotti as a signatory to the agreement. The cover page of the agreement recorded that Agliotti would represent Misty Mountain in his capacity of director of the said entity and that he was also a party to the agreement. Although we have no specimen signature of Agliotti to compare the signature on the agreement with, we assume that the signature, appearing on the last page of the agreement, is in fact that of Agliotti.

Agliotti bound himself jointly and severally in favour of CMMS as surety and co-principal debtor *in solidum* with Misty Mountain in respect of all Misty Mountain's obligations under or arising out of the agreement. The liability of Agliotti would, however, be limited to the value of the shares in Misty Mountain or the underlying realisable value of the three properties mentioned above, whichever was the greater at the time of any default by Misty Mountain.

•

The ordinary shares of Misty Mountain, which, according to the agreement, were wholly owned by Agliotti, have been pledged as security for the loans made to Misty Mountain in terms of this agreement.

We also noted a separate agreement, entered into on 13 February 2004, between the following parties[32]:

- Agliotti;
- Misty Mountain;
- JCI Limited; and
- CMMS

in terms whereof it was agreed that any amount drawn down against the agreement in excess of R10 073 390.00 plus such interest as was outstanding, would be offset against monies owed to Agliotti or his companies for services rendered.

The above said agreement furthermore had an attachment to it, which attachment was not signed and which recorded that draw downs, amounting to R13 116 848.80, would be made in respect of development 1 (being Erf 18 Bryanston) and development 2 (being Erf 1932, Houghton Estate) respectively. The outlay of the draw downs is stipulated in an attachment to the agreement of 13 February 2004. The said outlay also reflected that a projected profit of R10 133 551.60 would be realised on developments 1 and 2.

10.4.3 Findings

A deeds enquiry, which was performed, *inter alia* indicates the following in respect of the three properties mentioned in the agreement between CMMS, Misty Mountain and Agliotti:

- Portion 2 of Erf 48 Hyde Park, situated at 42 Morsim Road, Hyde Park:

  The deed in respect of this property was held in the name of Misty Mountain. On perusal of the results of the deeds enquiry, performed by us, we noted that the form *inter alia* indicates the following:

[32] Refer Exhibit 5.4.2

- A section indicating owners, in which a line item indicates *"Name"*, which we assume to reflect the name of the owners of the property in respect of which the enquiry was done;
- A section indicating owners, in which a line item indicates *"Purchase Price"*, which we assume to be the actual purchase price of the property and not the amount of the bond registered over the property, if any at all; and
- A section indicating owners, in which a line item indicates *"Purchase Date"*, which we assume to be the actual date on which the property was purchased. To this extent we interpret the actual date indicated as year/month/day of purchase.

Accordingly, based on the results of the enquiry made and our assumptions, set out above, we find that the above stated property was owned by Misty Mountain and that the property was purchased on 10 July 2003 for an amount of R3 300 000.00.

- Erf 1932, Houghton Estate, situated at 7, 16th Avenue, Houghton Estate:

  Subject to our assumptions, specified above, the deed search indicates that this property was not held in the name of Misty Mountain. The property was held in the name of Sugar Tree. According to information, obtained from publicly available sources, Agliotti was a director of Sugar Tree. The property was purchased on 14 March 2003 for an amount of R2 700 000.00.

- Erf 18, Bryanston, situated at 29 Eaton Avenue, Bryanston:

  Subject to our assumptions specified above, the deed search indicates that the property was initially owned by Sugar Tree. As stated above, Agliotti was a director of the said entity. As per the deed search, it appears that the property was sold to Viking Pony 346 on 9 November 2004 for an amount of R3 550 000.00. We did not find evidence in the loan account of Misty Mountain, recorded in the books of account of CMMS, that the net proceeds of the aforesaid transaction were paid to CMMS in terms of the provisions of the loan agreement between the parties.

Based on the deed searches, mentioned above, it is evident that, of the three properties listed above, only one of the properties was owned by Misty Mountain.

According to the agreement, the loan had to be repaid on or before 30 June 2005. To date, no payments have been allocated by CMMS to this loan account and, accordingly, we assume that no repayments were made by Misty Mountain to date.

We noted correspondence between CMMS and an entity styled FPM, in which FPM confirmed to CMMS that:

"In terms of instructions received from our client, Mr NG Agliotti, we are able to confirm that he is holding the shares in Misty Mountain Trading 18 (Pty) Limited for and on behalf of Consolidated Mining Management Services Limited as security for a loan"

The above wording is however not considered to be indicative of the fact that FPM was holding Misty Mountain shares on behalf of Agliotti, but secured to CMMS, but rather that Agliotti instructed FPM to inform CMMS that he was holding the shares in Misty Mountains for and on behalf of CMMS as security for a loan. If this is the case we would expect CMMS to have a Deed of Trust in place to the effect that Agliotti was holding the shares on behalf of CMMS. Beale subsequently admitted in consultation that the pledged shares were not with JCI Limited, but that they were in fact held by Agliotti and that there was no Deed of Trust in respect of this arrangement[33].

The loan account of Misty Mountain in the general ledger of CMMS, as at 31 March 2005, amounted to R10 740 028.67. This amount was represented by payments, as per the table below, which were made to the following entities and allocated to the Misty Mountain loan account during the time frame 1 March 2003 to 31 March 2005:

Date of transaction as per the GL	Beneficiary of payments	Amount SA R
12 December 2003	Atlantic Nominees	2 600 000.00
9 February 2004	Springlights	2 000 000.00
16 March 2004	Springlights	2 000 000.00
23 March 2004	Springlights	2 000 000.00
During year	Interest	162 297.04
Sub Total for the 2004 financial year		**8 762 297.04**

[33] As per consultation with Beale on 12 January 2006

Date of transaction as per the GL	Beneficiary of payments	Amount SA R
Nett effect of various entries	Springlights	750 000.00
During year	Interest	1 227 731.63
Sub Total for the 2005 financial year		**1 977 731.63**
Grand Total as at 31 March 2005		**10 740 028.67**

It is evident from the above table that the balance in the loan account was represented by:

- Payments amounting to R6 750 000.00 to Springlights;
- A payment of R2 600 000.00 to Atlantic Nominees; and
- Interest amounting to R1 390 028.67 charged to the loan account.

Stratton authorised the transactions listed in the table above.

Cognisance should however be taken of the fact that:

- The net effect of the R750 000.00 paid to Spring Lights during the 2005 financial year was arrived at after initial payments, amounting to R25 600 000.00, were made to Spring Lights and debited to the Misty Mountain loan account in the books of account of CMMS of which a total of R18 850 000.00 was transferred from the aforesaid account to the consulting fees expense account in the books of account of CMMS. The net effect thereafter is a figure of R6 750 000.00 of payments, made to Springlights, which remained in the Misty Mountain loan account in the books of account of CMMS; and
- Of the R6 750 000.00, mentioned directly above, an amount of R750 000.00 relates to the 2005 financial year. The figure of R750 000.00 was arrived at after payments, amounting to R12 000 000.00, were initially processed and allocated to the Misty Mountain loan account. No supporting vouchers were submitted at the stage of processing such payments and supporting invoices, amounting to R11 250 000.00, were submitted *ex post facto* to support part of the R12 000 000.00 which was paid. Thereafter the amount of R11 250 000.00 was transferred as a debit to consultants' fees in the books of account of CMMS, thereby leaving a balance of R750 000.00 in the loan account of Misty Mountain. The amount of R11 250 000, which were transferred to consultants' fees, forms part of the figure of R18 850 000.00 transferred to the said account, the balance being the amount transferred in the 2004 financial year.

It is evident that the payments, which were allocated to the Misty Mountain loan account and which are representative of the balance of R10 740 028.67 in the account, were either authorised by Stratton, or by Buitendag.

The amount of R2 600 000.00, which was paid to Atlantic Nominees, is the same than that noted as the purchase price on a deed search performed in respect of Erf 18, Bryanston. The possibility that the two transactions relate to each other cannot be excluded at this stage, but will require further investigation.

We performed a visual inspection of the premises mentioned below, which inspection indicated the following:

- 29 Eaton Avenue, Bryanston:
  - The property is in a neglected state and appears to be uninhabited;
  - The dwelling on the property consist of a residence and there is no evidence of the development and building of 17 apartments to date[34]; and
  - There is a bill board at the fence of the property, which is indicative of the fact that a 2 500 square metre development named Sloane Precinct would take place. A contact name of Grant Maserow was recorded on the said bill board[35].
- 7, 16th Avenue Houghton Estate:

  We did not take photographs at this particular residence as individuals, who we assumed were the owners, were working in the garden. It is however evident that the residence on the property had been there for quite some time and that the garden was established. Accordingly, no development or construction is evident at this particular site either.

We consulted with Stratton regarding the matter and he informed us that[36]:

- At the stage of processing the payments, he noted progress certificates and also certificates that apartments were sold;

[34] Refer Exhibit 5.4.3
[35] Refer Exhibit 5.4.4
[36] As per consultation with Stratton on 18 January 2006

- The above stated certificates should be in the audit file of the previous external auditors of CMMS, Charles Orbach & Company;
- According to his recollection, the said progress certificates were handed to Buitendag and that this was where he noticed them; and
- If no development took place it may be that CMMS has been defrauded.

We also consulted with Buitendag, prior to consulting with Stratton regarding the matter. Buitendag informed us that the development did not take place due to the fact that services were not rendered by the relevant local authority to the area[37].

Agliotti informed us that Misty Mountain did not invoice JCI Limited and neither did Misty Mountain receive any payments from JCI Limited. He further stated that the anticipated project never materialised[38].

10.4.4 Conclusion

Shares pledged to JCI Limited as security for the loan provided to Misty Mountain were not in possession of JCI Limited. It appears that the said shares, which were pledged, were held by Agliotti. A Deed of Trust was not in place to place on record the fact that the said shares were in fact in possession of JCI Limited and held by Agliotti on behalf of JCI Limited.

Two of the properties, which were held out in the agreement to be owned by Misty Mountain, appear not to have been registered in the name of Misty Mountain, thereby placing doubt as to whether the said properties did in fact belong to the aforesaid entity.

Cognisance should however be taken of the fact that the one property, namely Erf 1932 Houghton Estate, was owned by Sugar Tree, which Agliotti is a director of. The second property, which was not owned by Misty Mountain, is Erf 18, Bryanston, which was owned by Viking Pony 346. Both of the said properties, which were not owned by Misty Mountain, were the properties where the development, as per the second agreement, dated 13 February 2004, should have taken place.

37 As per consultation with Buitendag on 15 December 2005
38 As per consultation with Agliotti on 11 April 2006

The outstanding loan amount of R10 740 028.67 was due for repayment on 30 June 2005 and had, to the best of our knowledge, not been settled at the date of writing this report.

The possibility that the allocation of Springlights payments and costs between consulting fees and the Misty Mountain loan account may not be accurate and that further amounts should be transferred from the loan account to the consultants' fees account, cannot be excluded at this stage. To this extent, it appears that a further amount of R6 750 000.00 should be transferred to consultants fees.

Visual inspections of the premises, where development should have taken place, is indicative of the fact that no construction was in progress at either 29 Eaton Avenue, Bryanston, or at 7 Sixth Avenue, Houghton Estate.

It is evident from the consultation with Buitendag and Stratton that different versions were held out to us as to why development took place or did not take place at the properties in Bryanston and Houghton. If Buitendag's version was to be believed, the question arises why funds were advanced to Misty Mountain, yet it does not explain why the properties were not owned by Misty Mountain.

10.5 Loan to Castle Ultra - Account Number 151149

10.5.1 Background

CU appears to have been a wholly owned subsidiary of CMMS. A statutory background search revealed the directors to be[39]:

- Buitendag;
- RB Kebble;
- Lamprecht; and
- De Beer.

The company secretaries are indicated as CMMS.

[39] Refer Exhibit 5.5.1

The objectives of the company are listed as retail and trade, except motor vehicles and motor cycles services sector.

The auditors are indicated as being Charles Orbach & Company.

10.5.2 Agreement for the sale of shares

A sale of shares agreement was made between CU, Titan SD and RB Kebble, dated 1 July 2002[40].

The agreement was for the sale of 400 500 WAR and 30 481 900 CAM ordinary shares by Titan SD to CU with RB Kebble providing a personal surety for the purchase price of the shares[41].

The purchase price for the shares amounted to R52 021 532[42], comprising:

- WAR: R14 418 000 i.e. at R36.00 per share; and
- CAM: R37 603 532 i.e. at R1.22 per share.

The payment terms were agreed to be[43]:

- R26 010 766 on 31 July 2002;
- R13 005 383 on 30 August 2002; and
- R13 005 383 on 30 September 2003. It would appear that this date should have been *"2002"* and not *"2003"*, as indicated in the agreement.

10.5.3 Suretyship provided by RB Kebble

RB Kebble signed the suretyship agreement on 1 July 2002[44]. Included in the suretyship was a cession by RB Kebble to Titan SD of 22 500 000 CAM shares, the rights and title to which apparently belonged to RB Kebble, by way of an option granted on 29 June 2001.

40 Refer Exhibit 5.5.2
41 Refer Exhibit 5.5.3
42 Refer Exhibit 5.5.2
43 Refer Exhibit 5.5.2
44 Refer Exhibit 5.5.3

10.5.4 Addendum to the agreement, dated 1 March 2003

This addendum related to the failure by CU to pay Titan SD the amount due in terms of the sale of shares agreement[45]. The addendum recorded that the purchaser had paid an amount of R20 000 0000, but had failed to pay the balance of R32 021 532. To this balance was to be added interest, calculated to 30 April 2003, amounting to R3 191 229 and an extension fee of R500 000, indicating a total outstanding balance of R35 712 761. This amount was to be paid as follows:

- R7 500 000 on 5 March 2003;
- R7 500 000 on 19 march 2003;
- R7 500 000 on 2 April 2003;
- R7 500 000 on 16 April 2003 and
- R5 712 761 on 30 April 2003.

The suretyship from RB Kebble remained in place.

10.5.5 Addendum to the agreement, dated 5 September 2003

The purchaser had not met the terms of payment for the shares and, at 31 July 2003, allegedly owed R21 994 502. The addendum was drawn up to overcome this shortfall[46].

It was agreed that the seller, Titan SD, was to sell sufficient CAM shares to generate an amount of R15 994 502 and retain the proceeds thereof. The number of CAM shares sold to realise this amount were to be deducted from the total of 30 481 900, stipulated in the original sale agreement.

RB Kebble remained bound to Titan SD in terms of the original surety.

10.5.6 Agreement between CMMS and CU

Both CMMS and CU passed directors' resolutions, dated 18 March 2003, in terms whereof the companies agreed to the subordination of the debt owing by CU to CMMS[47].

[45] Refer Exhibit 5.5.4
[46] Refer Exhibit 5.5.5
[47] Refer Exhibit 5.5.6

10.5.7 Accounting entries in the CMMS ledger

The CMMS ledger, dated 6 December 2005, reflected a balance of R40 121 417 as owing by CU to CMMS[48]. This balance is made up of the following:

- 9 October 2002 - A credit opening balance of R10 794 665, arising from the sale of 30 841 900 JCI shares to the JCI Share Incentive Scheme, *via* the JCI loan account, (JV1723)[49];
- 20 March 2003 - A debit of R15 000 000 in respect of a transfer of funds from CMMS to Titan SD, presumably connected to the sale of shares agreement (JV2173)[50];
- 31 March 2003 – A debit of R14 500 000 arising from a payment by Tradek, presumably to Titan SD in respect of the share of sales agreement (JV1708)[51];
- 31 March 2003 – A further debit of R5 791 613, also in respect of a payment by Tradek, presumably also to Titan SD (J1708)[52];
- 31 March 2004 – A credit of R100 in respect of share capital for CU accounting for the purchase of CU as a shelf company (JV1932)[53]; and
- 31 March 2004 – A debit of R15 624 569, in respect of 22 290 600 CAM shares sold, presumably in connection with the Titan SD deal (JV1965)[54].

10.5.8 Accounting entries in the CU ledger

According to documentation, provided to us by Cavanagh, the following significant entries were processed through the books of CU:

- 1 July 2002 – Assets valued at R52 021 532, comprised of 400 500 WAR and 30 841 900 CAM shares, were acquired from Titan SD[55];
- 1 August 2002 – The liability to Titan SD was reduced by R14 500 000 by means of a payment from CMMS[56];

48 Refer Exhibit 5.5.7
49 Refer Exhibit 5.5.8
50 Refer Exhibit 5.5.9
51 Refer Exhibit 5.5.10
52 Refer Exhibit 5.5.10
53 Refer Exhibit 5.5.11
54 Refer Exhibit 5.5.12
55 Refer Exhibit 5.5.13
56 Refer Exhibit 5.5.13

- 5 August 2002 – The liability to Titan SD was reduced further by a payment of R5 791 613 by means of a payment from CMMS[57];
- 9 October 2002 – A loss of R26 808 867 was realised on the sale of 30 841 900 JCI shares to the JCI Share Incentive Scheme, sold at approximately R0.86 per share, having being purchased at R1.21 per share[58];
- 20 March 2003 – The liability to Titan SD was reduced by R15 000 000 by way of a payment from CMMS[59];
- 31 March 2003 – The liability to Titan SD was increased by R3 292 325, represented by interest on outstanding debt of some R2 792 325 and an extension fee amounting to R500 000[60]; and
- 30 September 2004 – The value of the WAR shares were adjusted downwards by R3 003 750 and interest was accrued to Titan SD in the amount of R732 622[61].

As a result of the above entries, the trial balance for CU, as at 30 September 2004, indicated investments valued at R10 012 500, being 400 500 Western Area shares at R25.00 per share[62]. Liabilities recorded at this date are indicated as a debt due to Titan SD, amounting to R7 343 894.15. Shareholders' funds amount to R2 668 605.85. Funding by shareholders' loans and share capital amounted to R40 121 517.47.

The net value, apparently available to CMMS to set off the loan account, would amount to the market value of the Western Area shares less the liability to Titan.

10.6 Loan to P Continental - Account Number 151160

10.6.1 Background

According to accounting staff at CMMS, the entity *"P-Continental"* appears to have been a ledger account utilised for the processing of *"entries"* related to preference shares in Continental Goldfields, understood to have been based in Australia. The transactions identified, do not appear to have anything to do with preference shares, although there would appear to be a link to Continental Goldfields.

57 Refer Exhibit 5.5.13
58 Refer Exhibit 5.5.13
59 Refer Exhibit 5.5.13
60 Refer Exhibit 5.5.13
61 Refer Exhibit 5.5.14
62 Refer Exhibit 5.5.15

10.6.2 Agreement

No documented agreements have been located relating to P-Continental.

An agreement between REC and Continental Goldfields, dated 14 September 2000[63], was located, in terms whereof Continental acquired TGME for a price of R9 150 000, of which R550 000 was to be paid in cash and the balance by the issue of a convertible loan note for R8 600 000. Interest at 5%pa was to be compounded with effect from 25 August 1999. As can be seen from section 10.23 *infra*, this agreement was changed to the effect that Continental would have settled the full purchase price in cash to be paid by way of a loan from REC to Continental to be settled later. This loan was settled when the right against Continental Goldfields was transferred to Weston, where it was set off against debt due by Western to Continental.

10.6.3 Accounting entries in the ledger of CMMS

31 October 1999

A balance of R923 608.29 is reflected as a debit balance[64]. The balance has been made up of an amount of R2 273 608.29, which represented a cheque made payable to Brait Merchant Bank, with the debit being allocated to Sundry Debtors, which, in this case appears to be *"P Continental"* on 21 October 1999[65]. A hand written note, attached to the journal voucher, indicates that the amount represented a *"……short term loan to Moneyline for about 1 month"*. The note was signed by Buitendag.

On 31 October 1999, an amount of R1 350 000, representing 100 000 DRD shares, apparently received as part payment, was credited to the account *"P Continental"*, leaving a debit balance of R923 608.29[66].

30 November 1999

An amount of R3 429 929.92 was charged as a loan to P Continental with the credit passed to Sundry Debtors. The description associated with the entry indicates *"Reallocation #100741"*[67]. We are still trying to establish the identity of #100741.

---

63 Refer Exhibit 5.6.1
64 Refer Exhibit 5.6.2
65 Refer Exhibit 5.6.3
66 Refer Exhibit 5.6.4
67 Refer Exhibit 5.6.5

The amount of R3 429 929.92 appears to relate to an instruction to sell DRD shares of the same value. It would appear that the sales took place on 11, 12 and 15 November 1999, possibly through T-Sec, as it would appear that #100741 may have been *"Balderson"*[68]. The amount was reversed out on 1 April 2000 and charged to *"CAMJ - #151150"*, which would be CAM Jersey[69].

30 November 2000

CMMS paid a cheque to REC for an amount of R550 000 and the Simmer & Jack loan account was debited[70]. The hand written instruction, accompanying the journal entry, indicates that the cheque for R550 000 was to be issued by CMMS and a cheque for R500 000 was to be obtained from Simmer & Jack. Both transactions were to be debited to Simmer & Jack loan account with the description referring to the cash portion of the TGME purchase price.

At the same time, an amount of R50 000 was charged to P-Continental. Attached to the journal voucher is a hand written note indicating that the R50 000 transaction should be transferred to the P-Continental loan account *"....as per note"*. All the hand written notes have been signed by Swanevelder[71].

With reference to section 10.23 infra, it is evident that CMMS should not have paid R550 000 to REC and, when such was done, that Simmer & Jack should not have been debited, but that Continental Goldfields should have been debited.

31 March 2001

What appears to be an interest charge of R146 098.34, has been debited to the P-Continental loan account. Journal voucher 1217, which is referenced in respect of this transaction, has not been located. Attached to a subsequent journal voucher 1296, an interest schedule provides a calculation as to interest due on the P-Continental loan account, calculated at prime from 1 April 2000 to 31 March 2001, amounting to R146 098.34.

30 September 2001

Journal voucher 1296 indicates an interest charge for the period March to September 2001, in the amount of R80 725.29[72].

[68] Refer Exhibit 5.6.6
[69] Refer Exhibit 5.6.7
[70] Refer Exhibit 5.6.8
[71] Refer Exhibit 5.6.9
[72] Refer Exhibit 5.6.10

2 November 2001

A charge of R50 000 has been allocated to P-Continental in respect of a cash transaction. No supporting documents have been located for this transaction[73].

6 February 2002

A charge of R30 000 has been allocated to P-Continental in respect of a cash transaction. No supporting documents have been located for this transaction[74].

31 March 2002

Interest at prime has been calculated on the outstanding balance of the loan account, including the two cash transactions, amounting to R80 000, in the amount of R89 207.19[75].

2 April 2002

A CMMS cheque for an amount of R60 000 was cashed and the proceeds handed to Buitendag. The amount was charged to the P-Continental loan account per journal voucher 1796[76].

5 June 2002

A cheque for R100 000, requested and authorised by Buitendag, was drawn in favour of Firth International (identity unknown at this stage) and charged to the P-Continental loan account per journal voucher 1856. The hand written instruction by Buitendag, attached to the cheque requisition, indicates that the amount should be charged to the Continental Goldfields No 2 account[77]. This amount was reversed out of the account on 11 July 2002 with the explanation *"Repay loan"*[78].

30 June 2002

Interest of R57 084.52, for the period 1 April to 30 June 2002, was charged to the account[79]. Similarly, interest was charged against the account for July, August and September 2002, amounting to R62 015.91[80].

[73] Refer Exhibit 5.6.11
[74] Refer Exhibit 5.6.12
[75] Refer Exhibit 5.6.13
[76] Refer Exhibit 5.6.14
[77] Refer Exhibit 5.6.15
[78] Refer Exhibit 5.6.16
[79] Refer Exhibit 5.6.17
[80] Refer Exhibit 5.6.18

23 November 2002

A charge for an air fare in respect of Buitendag, amounting to R37 489, was charged to the loan account from a Diners Club statement per journal voucher 1640[81]. This amount does not appear to have been included in the capital sum on which interest has been calculated.

30 October 2002 to 31 March 2004

Interest has been calculated and charged to the loan account on a monthly basis, amounting, to R392 768.02 for the period[82].

Interest, for subsequent periods, has been charged and reversed out of the account.

The closing balance, allegedly due by P-Continental, as at 1 November 2004, amounts to R1 978 996.56, of which R827 899.27 is in respect of interest. The balance comprises the opening loan amount of R923 608.29, unknown cash advances of R190 000 and the Diners Club charge of R37 489[83].

10.6.3.1 Conclusions

Besides a number of entries in this loan account that appears to be uncertain as to the basis and recoverability thereof, it is evident that it recorded a debt of R550 000 plus interest which was actually due by REC and not Continental Goldfields.

10.7 Loan to Tambo/Koketso - Account number 151166

10.7.1 Introduction

According to information obtained from publicly available sources pertaining to Koketso, the entity:

- Was incorporated on 4 July 2002 as C-Max Investments 205 (Pty) Limited;
- Changed its name to Koketso on 28 February 2003;
- Had as its main business financial intermediation;

81 Refer Exhibit 5.6.19
82 Refer Annexure AA
83 Refer Annexure AA

- Had Saccorp Secretarial Services as its company secretary; and
- Had Tambo as its director.

Tambo held 100% of the issued shares in Koketso and 5% of the issued shares in Consology (Pty) Limited.

10.7.2 Agreement

A loan agreement was entered into between JCI Limited and Tambo on 21 September 2003 in terms whereof it was *inter alia* agreed that[84]:

- JCI Limited agreed to lend Tambo an amount up to R4 200 000.00;
- JCI Limited would purchase 30% of the shares in Koketso.

A sale of shares agreement was entered into on 21 September 2003 between JCI Limited and Tambo in terms whereof it was *inter alia* agreed that JCI Limited would purchase 30% of the shares in Koketso[85].

A deed of pledge of shares and cession of loans agreement was entered into on 21 August 2003 by JCI Limited and Tambo in terms whereof Tambo agreed to pledge 70% of the issued shares of Koketso and 5% of the shares in Consology (Pty) Limited as security for the loan from JCI Limited[86].

According to the loan agreement, the loan was repayable on demand, which demand would not be made within a time frame of twelve months after the date of signing the agreement, which was 21 September 2003. The detailed breakdown of the utilisation of the funds indicates that these funds would be used for payment of bonds, Tambo's living expenses, repayment of a shareholders loan and repayment of overdraft facilities.

10.7.3 Findings

The amount, raised to the loan account as per the trial balance for the period ending 31 March 2005, is R684 535.05. The entries raised relate to travel, payables and geology costs.

[84] Refer Exhibit 5.7.1
[85] Refer Exhibit 5.7.2
[86] Refer Exhibit 5.7.3

We called for the share certificates in Koketso, which were purchased and pledged to JCI Limited as stipulated above, but could not be presented with same. Accordingly, it seems that the underlying security for the loan was not provided to JCI Limited and that the shares were not transferred to JCI Limited[87].

Furthermore, we noted another agreement in terms whereof Tambo borrowed 11 000 000 JCI Limited ordinary listed shares from CMMS. The termination date of this specific agreement is 31 August 2005, at which date the agreement specifies that the said shares had to be returned to CMMS. The agreement *inter alia* specifies that the shares on loan would be transferred and registered in the name of the borrower, but remained the property of the lender[88].

Although we are not examiners of disputed documents, it appears that the above said scrip lending agreement was signed by RB Kebble and Tambo. According to Beale, the shares were held at Tambo's bankers as security[89]. The shares are now due to be returned to CMMS. A letter had been drafted, requesting Tambo to either return the shares or to reimburse CMMS with the value of these shares.

The share register of JCI Limited, as at 28 January 2006, indicated DDT Tambo as the beneficial shareholder of 11 000 000 shares[90]. We were informed that it is doubtful whether there was any true intention that the 11 000 000 shares, lent to Tambo, were supposed to have been returned[91].

10.7.4 Conclusion

The full amount of the loan by CMMS to Koketso has not been utilised. In terms of the loan agreement, the loan could be recalled at any time.

We were not presented with proof that JCI Limited owned 30% of the shares in Koketso as per the sale of shares agreement and it does not appear that the remainder of the shares in Koketso, which were supposed to have been pledged as security to JCI Limited, were provided to JCI Limited.

87 As per consultation with Van Straaten on 15 December 2005
88 Refer Exhibit 5.7.4
89 As per consultation with Beale on 19 December 2005
90 Refer Exhibit 5.7.5
91 As per consultation with Buitendag on 15 December 2005

Furthermore, the 11 000 000 listed ordinary JCI Limited shares, which were lent to Tambo, have not been returned, although the date of termination of the underlying scrip lending agreement was 31 August 2005.

10.8 Loan to Changing Tides/Masupatsela

10.8.1 Masupatsela

Publicly available information recorded that Masupatsela was incorporated on 12 September 2003 with registration number 2003/022653/07. The company was originally named and styled Changing Tides 216 (Pty) Limited, until 31 October 2003, when its name was changed to M2K Properties (Pty) Limited, until 30 November 2003, when its name was changed to Masupatsela.

The main business of the company was recorded as insurance agents, brokers and services and activities auxiliary to financial intermediation.

The directors of the company were Jose Josiah Mashele and Dwafiba Ongama Koyana.

10.8.2 The contractual relationship between CMMS and Masupatsela

In the ledger of CMMS, there are four accounts related to Masupatsela, being the following:

- Account number 151810: Randgold Masupatsela, which is being dealt with at section 10.20 infra;
- Account number 151812: Shares Masupatsela Nutrition, which is being dealt with at section 12.8 infra;
- Account number 151813: Masupatsela (Notable Holdings), which is referred to at section 10.21 infra; and
- Account number 151193: Loan-Changing Tides/Masupatsela, which is the subject of this section.

An agreement, named and styled the "*Masupatsela Joint Venture Agreement*" was entered into by and between CMMS, on the one part, and Masupatsela, on the other part, on 5 December 2003[92]. It was signed by who appears to be Buitendag, on behalf of CMMS, and by persons unknown, on behalf of Masupatsela.

[92] Refer Exhibit 5.8.1

2044

The agreement register cover page, under which this agreement was maintained at JCI Limited, described the agreement as an undertaking by the parties to co-operate to identify, assess and execute projects for the mutual benefit of both parties. As consideration, CMMS had to fund the initial running expenses of the JV with some R850 000 per month.

Clause 5 of the agreement sets out the joint venture between the parties as comprising the mutual introduction of potential business opportunities and the joint exploitation of such opportunities.

That being said, we quote hereunder the contents of the contract in respect of the funding obligations and financing of the joint venture:

"8 <u>FOUNDING OF THE JV</u>

8.1 The future funding of the JV shall be determined by Exco in respect of any project or activity.

8.2 Funding shall be arranged by CMMS, it being the intention of the parties that the JV and/or any project shall, inasfar as possible, be self-funding or funded by third party commercial lending institutions. Without limiting the generality of the foregoing it is intended that:

8.2.1 CMMS shall contribute to the JV its financing and deal assessment expertise and shall in addition provide accounting and administrative services to the JV for market related fees; and

8.2.2 MIH shall contribute to the JV, free of charge, its member's time and expertise in respect of project identification, lobbying the necessary parties and attending to all other matters involved in securing that an identified and agreed project is delivered into the JV.

9 <u>ADMINISTRATIVE EXPENSES</u>

CMMS shall contribute an amount of R850,000 (eight hundred and fifty thousand rand) per month to the administrative and interim operating expenses of the JV on the following terms and conditions:

9.1 The amount shall be paid in full on the 15th day of every calendar month, the first such payment to be made on or before the first calendar day of that month following upon that month during which the effective date shall occur;

9.2 The amount shall be paid by electronic fund transfer by CMMS to the following account:

Accountholder Changing Tides 216 (Pty.) Ltd. t/a Masupatsela Investment Holdings

Bank: First National Bank

Branch Code 256055

Account no: 62059 356636

Swift code: FSIR NAZ JJA 626

or such other account as Exco may from time to time instruct CMMS in writing;

9.3 The funds shall be applied, subject to the control of Exco, for meeting the JV to investigate potential projects for submission to Exco for its consideration;

9.4 The amount shall constitute a cumulative loan bearing interest at the rate of prime plus 2% (two percentum) n.a.c.m, due by the JV to CMMS and shall not be secured by any charge of any other encumbrance over any asset of the JV;

9.5 The amount of the account shall not be due and repayable by the JV to CMMS on any particular date, save that:

9.5.1 the repayment of the amount shall be made out of the JV's commercial activities and such repayment terms and amounts shall be agreed upon by both parties.

Despite the fact that the agreement mandated that the contribution of R850 000 per month for the joint venture's administration expenses would comprise a loan to which interest would accrue, it is clear from clause 9.5 that the loan was only repayable out of the commercial activity of the joint venture.

There appears to be little commercial reality in this as the effect of these provisions was that the joint venture could actually earn an income out of this fee by doing nothing. Ordinarily, one would expect that the joint venture partners would jointly contribute to the joint venture and share the spoils of what they put into the joint venture. These provisions have as their effect that CMMS would not get anything back when the joint venture does nothing. This aspect is further built on in light of the following provisions:

- In terms of clause 9.2, the money would be paid to the bank account of Masupatsela; and
- Masupatsela had no obligation to contribute funds to the joint venture, hence it follows that, if the joint venture produced nothing, Masupatsela would not have had to repay any of the funds to CMMS which it had received in its bank account from CMMS on a monthly basis.

Effectively, CMMS took all the risk of financial loss and Masupatsela had all the possibility of financial gain when the joint venture did nothing.

10.8.3 Analysis of the transactions passed through the account

During the period 24 October 2003 to 31 March 2004, R9 484 595.55 was debited in this account and R133 300 was credited in this account. If payments were made to Masupatsela in accordance with the agreement between the parties, one would expect to find in there the monthly payments of some R850 000, i.e. some R2 550 000 for the three months since contracting, the expenses incidental to clauses 8.2.1 and 8.2.2 of the agreement and any repayments of the cash funds paid monthly by CMMS. An analysis of the debits in the account revealed the following spread of transactions:

- Creditors of some R7 627.50 were charged to the account;
- A sundry debtor, account number 174600: Sundry Debtor-J Stratton Advance Expenses, was cleared by debiting this account with R500 000;
- A sundry debtor, account number 174501 - RB Kebble - Consolidated Investments/ Alibiprops, was cleared by debiting this account with some R802 000;
- An aggregated amount of some R940 014, lent to REC, was debited in this account;
- R6 750 000 was debited to this account, having been paid to Masupatsela;
- Interest of some R254 418.95 was accrued; and
-

- Sundry items of R97 235.10 were debited to this account.

The only credit raised in this period comprised a credit entry of some R133 300, described as a loan to Letseng.

During the period 1 April 2004 to 31 March 2005, some R39 165 766.07 was debited to the account and some R33 930 278.98 was credited to the account, which included a misallocation, which were reversed, of some R15 412 046.50. An analysis of the major debits in the account during this year reflected the following:

- The sale of 4 599 614 Aflease shares to Masupatsela was debited to this account in the amount of R7 773 347.66;
- Creditors of some R394 290.58 were raised;
- An amount of R500 000 was passed through the account. The relevant journal voucher number 2443 does not explain this[93];
- Transferring balances of sundry debtors from accounts 151860: Loan-DO Koyana, 151861: Loan J Mashele and 151875: Loan D Mathe, aggregating R731 370.84, to this account;
- R8 843 709.16 was paid to Masupatsela;
- R1 992 543.64 was accrued in interest on the account; and
- Sundries of some R102 298.14 were debited to the account.

The only major credit passed in this account comprised an amount of R15 022 072.93, passed effectively on 31 March 2005 to clear this account. This transaction was described in the ledger as a "*loan settlement*". The source document of this ostensible settlement is journal voucher number 2507, which journal recorded the following entries[94]:

- Credit a loan to Itsuseng of some R35 173 819.07[95];
- Credit a loan to Masupatsela/Changing Tides with R15 022 072.93; and
- Debit CMMS's short term investments with R50 195 892.00.

The narration to the journal reads as follows:

---

93 Refer Exhibit 5.8.2
94 Refer Exhibit 5.8.3
95 This aspect is dealt with at section 10.10 infra

"Settlement of loans"

Given the fact that the short term investments account in CMMS represented the treasury activity of CMMS and recorded the net obligations towards mainly Socgen in that regard, the effect of this journal was to basically settle the debt of Masupatsela and related parties with CMMS's own funds, i.e. an effective write down of the ostensible loans to Masupatsela was achieved. In the light of the provisions of the agreement with Masupatsela, we were not able to determine from the contents of journal 2507, or its attachments, that no income was generated by the joint venture. It thus appears that the management action, represented in the journal, was unrelated to the performance of the joint venture.

During the period 1 April 2005 to 17 August 2005, the following major items were debited in this account:

- R1 314 800 to REC, which appears to have been debited in the wrong ledger account and was transferred out to the Randgold/Masupatsela loan account;
- R530 000 to Masupatsela;
- R52 000 on behalf of Stratton;
- R100 000 on behalf of Edge to Edge; and
- R150 000 on behalf of MV Solutions.

It is obvious from the above that, during this last period, this account had very little relevance to the joint venture agreement between CMMS and Masupatsela. On 28 April 2004, we presume, Masupatsela sent a letter to CMMS, advising CMMS that the monthly payments of R850 000 were in arrears with some R2 815 000[96]. On 5 October 2005, CMMS settled the above outstanding amounts in the amount of R1.5 million and that appears to have been the end of this relationship[97].

[96] Refer Exhibit 5.8.5
[97] Refer Exhibit 5.8.4

10.8.4 Implications

It is evident from the terms of the agreement and the nature of the treatment of the items in this ledger account, particularly the write off of the balance at the 2005 financial year end and the sundry items transacted therein, that this account did not represent an asset of CMMS, but merely a recording device of funds expensed to Masupatsela and others. The write off of the account balance as at 31 March 2005 against short term investments also indicates the difficulties that CMMS's accountants had in trying to account for an effective expense as an asset.

The remaining issue then turns around the question what these payments were for. We deal with this question at section 10.20 *infra*.

10.9 Loan to Tantco - Account number 151195

10.9.1 Introduction

Information obtained from publicly available sources regarding Tantco indicated that:

- The previous name of the company was MGO Industries (Pty) Limited and that the name was changed to Tantco on 31 August 2002;
- No ultimate parent was identified and no subsidiaries or associates were identified either. Based on other information, obtained by us, the information recorded in publicly available data bases appears not to be correct. To this extent we are specifically referring to the operations of Tantco (Private) Limited, a company which was incorporated, as we understand it, in terms of Zimbabwean company law;
- Although no cross border activities were identified as per public searches, we are aware, based on the provisions of the loan agreement between CMMS and Tantco, that business activities in Zimbabwe could have taken place;
- The directors of Tantco were:
  - Karin Grete van der Merwe;
  - Robert Arnold van der Merwe; and
  - Michael Mkhuseli Matakata.

Tantco appears to have been conducting business in various sectors of mining, exploring, processing, purchasing, marketing, selling and distribution of Tantalite worldwide;

JCI Limited entered into two agreements on loan with Tantco, the detail of which is described below. The nature of the loan was to provide funding to a prospecting opportunity in Zimbabwe. We were informed that the venture was terminated due to the fact that it was not considered a viable proposition by JCI Limited anymore[98].

10.9.2 Agreements entered into

We noted the following agreements:

- An agreement entered into on 31 October 2003 between CMMS and Tantco in terms whereof[99]:
  - CMMS extended a loan of R350 000.00 to Tantco;
  - The said loan and interest thereon was repayable on 30 November 2003; and
  - As security for the above mentioned loan, KGvdM was required to sign as surety and as co-principal debtor to the loan. The loan agreement furthermore required her to cede and assign 260 shares in Tantco, constituting 70% of the issued share capital of Tantco, to CMMS.

  The abovementioned loan agreement was approved by the directors of CMMS as per a resolution dated 31 October 2003[100]. Although we are not examiners of disputed documents, it appears, based on the inscriptions indicating the parties who signed the resolution, that the following parties were signatory to the said document:

  - RB Kebble;
  - Buitendag;
  - RAR Kebble; and
  - Swanevelder.

[98] As per consultation with Buitendag on 15 December 2005
[99] Refer Exhibit 5.9.1
[100] Refer Exhibit 5.9.2

- A memorandum of agreement recorded that an agreement was reached between JCI Limited and KGvdM on 31 October 2003 that 260 shares of KGvdM in Tantco were pledged to JCI[101].

  Based on the fact that the agreement was entered into between KGvdM and JCI Limited, we assume that the signature of the pledgor on the said agreement is that of KGvdM. It appears that Swanevelder signed the agreement on behalf of JCI Limited.

  The covering letter, which was forwarded by Tantco to JCI Limited and to which it appears the signed pledge agreement was attached, is indicative of the fact that the letter was drafted by R van d er Merwe, who according to the inscription appearing on the said letter is the CEO of Tantco. Accordingly, we assume that the signature, appearing on the covering letter, is that of R van der Merwe.

  Accordingly it appears that both KGvdM and R van der Merwe had knowledge of the fact that KGvdM's shares were pledged to JCI Limited;

- An addendum to the agreement was entered into on 31 October 2003 between CMMS and Tantco, which addendum was signed on 21 November 2003, and in terms whereof[102]:

  - CMMS increased the loan of R350 000.00 with a further R1 150 000.00, the overall amount of the loan thus amounting to R1 500 000.00;
  - The repayment date of the loan being amended to 30 December 2003;
  - The original agreement being amended to include JCI Limited as a party to the agreement in terms of the shares which were pledged to JCI Limited; and
  - It being stipulated that the securities to be delivered in terms of the pledge agreement and the original agreement had to be unencumbered.

  It appears that Swanevelder signed the addendum on behalf of CMMS. We do not know who signed the addendum on behalf of Tantco;

- On 28 May 2004 JCI Limited entered into a Subscription and Shareholders' Agreement with Tantco. It is evident that the following individuals/entities were parties to the said agreement[103]:

  - KGvdM;

[101] Refer Exhibit 5.9.3
[102] Refer Exhibit 5.9.4
[103] Refer Exhibit 5.9.5

- DS Bradbury;
- J Ashburner;
- R Scott;
- PN Bentley;
- C Whelan;
- RA van der Merwe;
- Overberg Trust;
- Tantco (Private) Limited;
- Tantco Global (Proprietary) Limited; and
- JCI Limited.

• At the time of entering into the agreement, Tantco had 1 000 authorised shares of which 370 were issued at a par value of R1 each. The shares were, according to clause 5.2 of the agreement, owned by the following individuals:

Name	Number of shares
KG van der Merwe	260
DS Bradbury	20
J Ashburner	2
R Scott	17
PN Bentley	34
C Whelan	37
Total	**370**

• The authorised shares of Tantco were increased from 1 000 to 10 000 shares. According to the agreement, the full compliment of shares had to be issued to the following individuals and/or parties:

Name	Number of shares
KG van der Merwe	1 913
DS Bradbury	147
J Ashburner	15
R Scott	125
PN Bentley	250
C Whelan	750
JCI Limited	6 600
Overberg Trust	200
Total	**10 000**

- The agreement recorded that the above shares had to be issued to the respective parties as security for their loans to Tantco. The parties involved in lending money to Tantco were set out in Appendix A of the subscription agreement as follows:

Name of Shareholder	Amount due R
JCI Limited	9 389 804.66
R van der Merwe	2 741 370.00
KG van der Merwe	1 435 286.00
PN Bentley	492 561.00
R Scott	100 000.00
C Whelan	333 750.00
Tantco (Private) Limited	95 000
Total	**14 587 781.66**

- The agreement stipulated, at clause 7.4.1 thereof, that JCI Limited had already provided a loan of R9 389 804.66 to Tantco and that a further additional loan of R7 000 000.00 would be granted. Accordingly, a total loan amount of R16 389 804.66 was specified in the agreement with Tantco. The agreement also stipulated, at clause 7.4.3 thereof, that the advance of the additional R7 000 000.00 was subject to Tantco producing and selling such quantities of Tantalite in accordance with what was referred to in the agreement as a Performance Schedule.
-

Furthermore, it was also stipulated, at clause 7.4.5.4 of the agreement, that the original loan of R9 389 804.66 would only be made upon JCI Limited acquiring signing powers (together with Van der Merwe) in respect of Tantco's bank accounts; and

- According to the agreement, the following security had to be provided by Tantco to JCI Limited for their loan of R16 389 804.66:

Security given	Amount R
The assets of Tantco, and Tantco (Private) Limited	4 730 636.79
Shares of KG vd Merwe (260)[104]	Value not known to us

10.9.3 Findings

We called for the Tantco shares issued to JCI Limited (6 600 shares) and for those held by KGvdM (260 shares), which were pledged to JCI Limited as security for the first loan of R1 500 000.00, but we were informed that the statutory file relating to Tantco was given to Van der Merwe and has not been returned yet. The possibility that the Tantco shares of JCI Limited and the shares of KGvdM, which were pledged to JCI Limited, may have been held in the said file cannot be excluded at this stage.

We investigated the ledger entries for the financial years 2004, 2005 and 2006 and noted the following:

- Various payments were made by CMMS on behalf of Tantco to their suppliers and creditors, which were debited to the Tantco loan account in the books of account of CMMS. We were informed by CMMS that they paid operational expenditure and creditors on behalf of Tantco in terms of clause 14.4.2 of the agreement, which costs relate to the business activity of Tantco in Zimbabwe[105];
- Vieira indicated to us that she was instructed by Buitendag to perform inter company transfers to Tantco, usually without supporting documentation[106]. To this extent we identified 28 payments, amounting to R9 355 626.78, made to Tantco without supporting documentation.

104 To be returned to K van der Merwe upon the issue of 6 600 shares to JCI
105 The "New Business" refers to the new prospective Tantalite business that Tantco Global was setting up in Zimbabwe.
106 As per consultation with Vieira during the week ending 15 December 2005

Cognisance should be taken of the fact that we concentrated on high value transactions (i.e. transactions exceeding R100 000.00 in value) only. We furthermore prepared a spreadsheet, listing the 28 transactions noted by us, which *inter alia* contain the following information[107]:

- The payee, i.e. the party who may have benefited from the payment made by JCI;
- The JCI internal document reference number; and
- An indication as to the reasons supplied to us for the lack of supporting documents.

- As at 31 March 2005, the total outstanding amount of the Tantco loan in the CMMS books of account amounted to R22 757 271.14. This amount was provided as a bad debt in the 2005 financial year. We were informed that the reason for the said provision was that the total amount was written off based on accounting principals and that the matter would only be taken further after the results of the KPMG forensic investigation was completed and known to JCI Limited[108].

Conditions precedent, provided for at clause four of the Subscription and Shareholders Agreement were not adhered to insofar as Tantco's statutory files were returned to them and accordingly we were unable to:

- Determine whether there was written approval by the Tantco directors of the agreement with JCI Limited. JCI Limited does not have any proof of such approval in their records either;
- Determine whether the authorised share capital of Tantco was increased to 10 000 shares; and
- Determine any documentation proving that Van der Merwe waived all his rights, title and interest in and to claims from the Deed of Cession, as was required.

Conditions precedent, recorded at clause 7.4.5.4 of the Subscription and Shareholders Agreement, were not adhered to insofar as we were informed that electronic transfers were processed by Tantco without JCI Limited being a party thereto. The agreement stipulated that JCI Limited should have been a co-signing party to such payments with Van der Merwe.

Conditions precedent, recorded at clause 7.8.2 of the Subscription and Shareholders Agreement, were not adhered to insofar as:

[107] Refer Annexure BB
[108] As per consultation with Morton on 15 December 2005.

- Additional funding was provided without a feasibility study provided to JCI Limited. No proof was submitted to us that such a feasibility study was approved by the majority of the JCI Limited directors prior to the funds being advanced;
- We did not find proof of compliance with a performance schedule, which formed part of the above stated agreement; and
- We have seen no evidence that production schedules were produced and neither did the accounting department know of the whereabouts, existence and/or approval of such a schedule.

10.9.4 Conclusion

We noted 28 instances of amounts, exceeding R100 000.00 in value and aggregating R9 355 626.78, paid to Tantco without any supporting documentation.

JCI Limited could not provide us with the 6 600 shares in Tantco, which were issued to them as security for their loan to Tantco.

It was indicated in the subscription agreement that, as soon as the 6 600 shares were issued to JCI Limited, the pledge of the 260 Tantco shares owned by KGvdM to JCI Limited, as security for the initial loan of R1 500 000.00, would become void. Due to the fact that we were unable to obtain any evidence that the 6 600 shares were issued to JCI Limited, we assume that the said pledge would still be valid and, accordingly, we called for the said 260 shares of KGvdM, but this could also not be presented to us.

CMMS funded Tantco in the amount of R22 757 271.14 without all the necessary contractually agreed upon security as stipulated in the agreement.

No evidence could be provided to us as to steps taken to recover the outstanding debt of R22 757 271.14. A provision was created against the full amount of the outstanding debt.

10.10 Loan to Itsuseng - Account number 151196

10.10.1 Introduction

We understood the following from publicly available information regarding Itsuseng:

- The company was incorporated on 18 December 2002;
- The nature of the business of Itsuseng was recorded as financial intermediation, except insurance and pension funding;
- The current directors of Itsuseng was recorded as:
  - Luvuyo Mfuneko Bekwa;
  - Amanda Zolisa Cuba;
  - Lulamile Herbert Mntumni;
  - Raymond Lunga Ncwana;
  - Andile Reeves Nkuhle;
  - Peter Nyewe; and
  - A previous director indicated, was Thabo Sindisa Kwinana.

10.10.2 Scrip lending agreement between JCI Gold and Itsuseng

A scrip lending agreement was entered into between JCI Gold and Itsuseng during October 2004, in terms whereof the following were *inter alia* agreed between the parties[109]:

- JCI Gold would lend 2 500 000 shares in the capital of WAL to assist Itsuseng in the funding of their activities;
- Itsuseng was required to *inter alia* make available the following assets as security for the above stated scrip lending agreement:
  - 50 % of the shares in Lembede;
  - 30 % of the shares in Kovacs;
  - 20 % of the shares in Ikamva;

[109] Refer Exhibit 5.10.1

- 30 % of the shares in Newline;
- 25 870 589 JCI Limited ordinary shares;
- 5 % interest in the Mphahlele 457ks mineral rights held via Lembede; and
- 70 % interest in the Himalaya Platinum Project.

- It was recorded that, prior to the signature date, the lender delivered the initial lent security to the borrower; and
- The termination date, on which the shares had to be returned, was 30 September 2007.

10.10.3 Findings

We noted a Pledge and Cession Agreement between JCI Limited and Kovacs 608, related to the purchase of the Boschendal Estate, in terms whereof Itsuseng pledged and ceded to JCI Limited all of the ordinary shares issued and held by it in the share capital of Kovacs 608. This particular agreement was signed on 6 January 2004 and, accordingly, we found it unlikely that there would be any Kovacs 608 shares available to be pledged as security as part of the scrip lending agreement between JCI and Itsuseng[110].

We were informed, during two consultations, that this particular scrip lending agreement is a false document[111]. One of the parties consulted, informed us that the document was drafted:

- After she could not reconcile the WAR shares of JCI Gold; and
- To satisfy questions asked by the auditors[112].

Another party informed us that the amounts, reflected in the Itsuseng loan account, relate to the funding of the ANC Youth League, amongst other things, and relating to the purchase of RLP shares[113].

The scrip lending agreement creates the impression that it was signed by RB Kebble. Although we are not examiners of disputed documents, the signature of RB Kebble on this particular document appears to be different from that on other documents, which were held out to us as being signed by RB Kebble.

[110] Refer Exhibit 5.10.2
[111] As per consultation with Beale on 8 December 2005 and Buitendag on 15 December 2005
[112] As per consultation with Beale on 8 December 2005
[113] As per consultation with Buitendag on 15 December 2005

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Various transactions were noted, which were processed *via* the T-sec and Tradek accounts. Some of the transactions relate to a *"Lyons"* and an *"Icarus"* matters. During consultation with T-Sec, we were informed that these matters relate to aspects where the Lyons entity was dissolved and construction of properties in Centurion and Sandton were undertaken[114].

We also noted the following transactions, which were processed to the account:

- An amount of R7 908 893.26, allocated as a debit to the Itsuseng loan account on 31 July 2003 in respect of what was described in the journal entry as Rand Leases. The same amount was taken out of this particular account by a credit entry, on 30 September 2003 and debited to account 155900, namely Loan RARK, which we assume is the loan account of RAR Kebble in the books of account of CMMS;
- Debits of R16 857.18 and R2 514 300.25 respectively, on 31 August 2003, in respect of what was described as Itsuseng Strategies/Lyons;
- A debit of R4 659 600.00 on 30 September 2003 in respect of a "TT" (we assume this relates to a telegraphic transfer) relating to the Lyons guarantee. During consultations with T-Sec officials, we were provided with a reconciliation of transactions as per their records pertaining to the Lyons deal. We noted that their reconciliation indicated amounts of R4 000 000.00 and R11 659 600.00, of which we assume that R659 600.00 related to the original guarantee and further payments pertaining to the Icarus shares. The aforesaid amounts relate to the R4 659 600.00 described above[115];
- A debit of R340 400.00 on 30 September 2003 in respect of the Icarus guarantee. According to the reconciliation of T-Sec, as described *supra*, this particular amount related to a guarantee fee that was paid to FNB;
- A debit of R139 200.00 on 31 October 2003 in respect of the Icarus guarantee fee;
- A debit of R1 500 000.00 on 31 October 2003 in respect of a transaction described on the supporting journal entry as *"TT Lyons – New Miller Construction"*. According to the reconciliation of T-Sec, as described *supra,* this particular amount related to a debt refund paid to one Neil Muller;
- A debit of R12 488.20 on 1 March 2004, which related to a payment made to GEO Consult International (Pty) Limited for Lanyon Vale Diamond Prospecting application;

[114] As per consultation with Steenkamp of T-Sec on 27 January 2006
[115] Refer Exhibit 5.10.3

- A debit was processed on 1 April 2004 in the amount of R9 180 000.00 in respect of 3.4 million Redefine shares at a value of R2.70 per share. The corresponding credit leg of the entry was processed to the RLP loan account. The narration of the relevant journal indicated a redistribution of the proceeds of the sale of Redefine shares by RLP;
- Ten transactions of R350 each in value, during April 2004, which represents payments classified as *"payables"*. Due to the negligible value involved in the aforesaid transactions, we did not investigate the detail thereof;
- An amount of R1 075 168.78 relating to what was described as various year end entries, which amount was debited to the loan account on 31 March 2005; and
- Seven transactions, where interest totalling R4 157 807.92 was debited to the loan account during the time frame March 2004 to March 2005;

The closing balance in the account, as at 31 March 2005, amounted to R35 173 819.07 and was transferred from this account to the short term investments account, being general ledger account number 170200. The balance in this account was zero after the aforesaid transfer. We furthermore noted, as part this particular journal entry, that an amount of R15 022 072.93 was transferred from the Masupatsela/Changing Tides account to the said short term investment account. This latter transfer, and the effect thereof, is dealt with at section 10.8 *supra.*

We noted that a provision of R35 173 819.07 existed against the Itsuseng loan account and that this provision was reversed on the same date that the amount of R35 173 819.07 was transferred from the Itsuseng loan account to the short term investment account as described at the paragraph directly above. This latter entry had as its effect that the loan balances to Itsuseng were written off against the assets of CMMS, instead of in the income statement of CMMS.

10.10.4 Conclusion

The underlying scrip lending agreement to the Itsuseng loan was, by the admission of senior staff at CMMS, a false document.

Costs, related to the Lyons and Icarus transactions, which related to construction development in Centurion and Sandton, were debited to this particular loan account without any indication of the fact that these costs related to Itsuseng. To this extent it appears that an amount of R9 170 357.43 may have been debited to the loan account and ultimately included in the amount of R35 173 819.07, which was transferred to the short term investments account of CMMS.

•

10.11 Loan to Luembe/Cassanguide - Account number 151199

10.11.1 Introduction

We obtained the following information from publicly available sources regarding Luembe:

- The company was incorporated on 19 May 2003;
- The previous name of the company was IT Austin and Associates;
- The holding company is recorded as Refraction Investments (Pty) Limited;
- The ultimate parent company is recorded as REC;
- An entity styled Sub-Sahara Investimentos e Consutaria Limitada Inc is recorded as a subsidiary of Luembe. That company appears to have been incorporated in accordance with the company laws of Angola; and
- The directors of the company is recorded as:
  - Andrew John Smith;
  - Buitendag;
  - Shaun Alexander Bryans;
  - Stratton; and
  - Swanevelder.

10.11.2 Joint venture agreement between Luembe and Marsanto

We noted a joint venture agreement between Luembe and one Marsanto, which was entered into on 23 October 2003. The agreement *inter alia* stipulated that[116]:

- The joint venture was entered into by and between the parties to exploit diamondiferous reserves;
- Marsanto had to contribute the following to the joint venture:
  - Its rights and obligations under a concession to mine diamondiferous reserves;
  - The free use of moveable assets subject to certain conditions; and

[116] Refer Exhibit 5.11.1

- Assistance with infrastructure and logistical support, particular with regard to the procuring of licences that may have been required to conduct the joint venture mining operations.

- Luembe had to contribute the necessary capital expenditure, financing, equipment and expertise as may have been required for the activities of the joint venture.

We noted a shareholders' agreement between Refraction, WCIH, Perrevos and Luembe, entered into on 10 December 2003, which *inter alia* recorded the following[117]:

- Refraction would have been required to contribute the initial funding to Luembe;
- The funding had to be used by Luembe solely for the purpose of conducting the business in terms of the joint venture agreement, described above; and
- As consideration for the said funding, Refraction would receive shares in Luembe. The shareholding in Luembe, after the issue of shares to Refraction, would constitute the following:

Shareholder	Number of shares	Percentage shareholding in Luembe %
Refraction Investments	350	70
Perrevos	75	15
WCIH	75	15

10.11.3 Findings

We were informed of the following *modus operandi* regarding the accounting treatment of this specific loan account:

- Although Refraction was wholly owned by REC, CMMS fulfilled a treasury function regarding the funding of Luembe; and
- The said transactions were recorded in the loan account of Luembe/Cassanguide in the books of account of CMMS. In order to identify the transactions pertaining to the joint venture, a separate *"Luembe/Cassanguide"* loan account was used and the transactions were not confused with those in the loan account of Randgold/Masupatsela. REC, in turn, would raise the transactions, processed as a loan owed to CMMS, in their books of account.

[117] Refer Exhibit 5.11.2

The balance outstanding on the loan account as at 31 March 2004 was R2 116 450.69. The transactions identified, related to the operating expenses required for the mining operations. The transactions included geology costs, travel costs and operating costs. We noted that an amount of R418 290.82 was paid into one De Bruyne's bank account[118]. We were informed that the bank account for the joint venture was still in the process of being opened at the date on which the payments were made and that De Bruyne was the person responsible for the mining operations in Luembe[119]. An amount of R1 079 438.75 was paid into the bank account of Marsanto. Detailed supporting vouchers could not be presented to us to support the aforesaid payment. The CMMS request to FNB for an urgent telegraphic transfer of funds and FNB's internal application forms for the transfer of foreign currency were the only documents attached to the CMMS cheque requisition C2906[120]. We were informed that the said payment was to fund the operating expenses of the mine[121].

We furthermore noted that, during the 2005 financial year, an amount of R43 093 095.61 was debited to this particular loan account. We selected amounts exceeding R20 000.00 for investigation. The aforesaid transactions, investigated by us, *inter alia* related to capital expenditure, geology costs, salaries, travel costs and operating expenses. We also noted that the following amounts had no supporting vouchers, except for the request to transfer funds and a foreign exchange application form:

- A total amount of R829 499.88 was paid into De Bruyne's account for operating expenses. It appears that R100 000.00 of the aforesaid amount was in respect of the proceeds received from the sale of an excavator;
- R5 030 820.00 was paid into the Sub Saharan bank account. The Sub-Saharan company was a subsidiary of Luembe. We were informed that these payments were for operating expenses of the joint venture and that the payments were processed to this entity as the bank account of the joint venture was not opened yet[122]; and
- R1 724 200.00 was paid to the Randgold/Cassanguide bank account, which we were informed, was the bank account opened for the joint venture, and related to payments for operating expenses of the joint venture[123].

---
118 Refer Exhibit 5.11.3
119 As per consultation with Vieira on 18 January 2006
120 Refer Exhibit 5.11.4
121 As per consultation with Vieira on 18 January 2006
122 As per consultation with Vieira on 19 January 2006
123 As per consultation with Vieira on 19 January 2006

A net total of R4 232 000, pertaining to capital equipment, was transferred from the loan account of Luembe to a suspense account. At the time of writing this report we did not have full details regarding this particular transaction.

As at the 2005 financial year end, i.e. 31 March 2005, the net balance in the loan account, of some R35 429 133.63, had been transferred to the Randgold/Masupatsela loan account in the books of account of CMMS. The balance of the Luembe/Cassanguide loan account, after this transfer and as at the 2005 financial year end, amounted to nil.

We *inter alia* noted the following in the Luembe/Cassanguide loan account in the books of account of CMMS:

- The credit balance, per the general ledger, excluding the opening balance, was R245 590.28;
- The transactions, processed during this year, comprised salaries, travel costs and operating expenses;
- R450 227.95 was paid to the Randgold/Cassanguide bank account and raised to the loan account. This amount was subsequently reversed to the loan account of Randgold/ Masupatsela; and
- R627 000 was received into CMMS's books for the equipment that was sold by Luembe.

10.11.4 Conclusion

It appears that costs, which were related to the operating costs pertaining to the mining activities of Luembe/Cassanguide, have been allocated to this particular loan account.

10.12 Loan to Kaquala Investments/Lunga Ncwana - Account number 151243

10.12.1 Introduction

We found hundreds of companies with the name Kaquala Investments, but Ncwana was not registered as a director of one of the entities.

10.12.2 Agreement underlying the loan account

We did not find an agreement pertaining to this particular loan account.

10.12.3 General ledger entries

We noted the following two transactions appearing in the above said loan account:

- A debit to the account on 13 September 2004, amounting to R5 130.00. The general ledger printout viewed, indicates in the reference column the wording:

  "Payables Trn Entry"

  and from this we are making the assumption that the amount was processed *via* the creditors' payment system at CMMS.

  A detailed general ledger extraction of CMMS's accounting system indicated the following additional information regarding the specific transaction:

  - The transaction related to legal fees;
  - The payment may have been made to Mallinicks, a firm of attorneys;
  - A further inscription indicated a number 69175, which we assume may be a document or invoice reference number of Mallinicks; and
  - An inscription L Ncwana appears, which we are assume may be an indication that the payment may have related to Ncwana.

  It therefore appears that legal costs, amounting to R5 130.00 in respect of Ncwana, was paid to Mallinicks attorneys; and

- A journal entry was processed on 31 December 2004 whereby the above stated cost of R5 130.00 was written off. The general ledger recorded journal voucher J2276 as a source document in this regard. The said journal entry bears an inscription:

  "Write off of loans – as per Thys de Beer"

It is however not evident that De Beer signed the document off or authorised such an entry as per the inscription on any of the underlying documents. We were however informed during consultation that negligible outstanding debt, appearing in the ledgers of CMMS, was written off during the 2005 financial year[124].

The effect of the above stated transactions was that the cost was incurred and subsequently written off.

During consultation with Ncwana we asked him what the nature of the transaction was, but he denied having any knowledge regarding the aforesaid transaction[125].

We furthermore checked in the cashbook and in the cashbook schedule, provided to us by the accountant of RB Kebble. We noted, as per the description of the latter mentioned cashbook schedule, that several costs were incurred by RB Kebble, which appear to have been paid to Ncwana. We stress however that we did not view such physical payments and are relying on information recorded in the said cashbook schedules and are assuming that, where Ncwana's name, either in the format of his surname, first name, initials or any combination thereof appear, that such payments may have been made to him. We do not know at this stage whether the said payments were funded by RB Kebble or by funds of CMMS, which may have been in the bank account of RB Kebble. We attach a schedule pertaining to the costs noted by us in this regard[126].

10.12.4 Conclusion

Sufficient information did not exist at CMMS to indicate what the R5 130.00 legal costs, allocated to this account, was for. Discussions with De Beer, who processed the journal entry writing the amount off, did not reveal any additional information that could be of assistance in this regard.

We found no specific costs pertaining to Ncwana evidenced by documentation reviewed by us.

---

124 As per consultation with De Beer on 30 January 2005
125 As per consultation with Ncwana
126 Refer Annexure CC

10.13 Loan to Ikamva Investment Holdings - Account number 151310

10.13.1 Introduction

We obtained the following information from publicly available sources regarding Ikamva:

- The company was incorporated on 27 October 1998 as Seamo and changed its name to Ikamva on 29 November 2000;
- The nature of Ikamva's business was recorded as that related to financial intermediation, insurance, real estate and business services sector;
- The directors of the company were:
  - Oglobry Kagiso Chikane (appointed 1 November 2004);
  - Andile Reeves Nkuhlu (appointed 1 November 2004);
  - Sharif Joseph Pandor (appointed 2 March 1999); and
  - Barend Petersen (appointed 2 March 1999).

10.13.2 Agreement of loan between CMMS and Ikamva

An agreement relating to the loan between CMMS and Ikamva could not be presented to us. A response, provided to us by Pandor, regarding the JCI Limited/Ikamva relationship, is indicative thereof that a draft agreement existed between JCI Limited and Ikamva, but that the agreement was never signed due to reasons stipulated below as part of our findings related to the Ikamva loan account[127].

We obtained an agreement between Concerto and JCI Limited, which recorded the following[128]:

- Concerto sold 300 shares in and claims against Ikamva, representing 30% of the shareholding in the said entity, to JCI Limited;
- The purchase price for the shares amounted to the difference between the face value of the claims bought and R20 400 000.00; and

[127] Refer Exhibit 5.13.1
[128] Refer Exhibit 5.13.2

- Payment had to be made by JCI Limited to Concerto by way of cession of JCI Limited ordinary shares equal to the purchase price.

The agreement between Concerto and JCI Limited indicated CPM Main and RB Kebble as signatories to the agreement, on behalf of Concerto and JCI Limited, respectively, and accordingly, we assume that the parties who signed the agreement were the aforesaid individuals.

We furthermore obtained two draft agreements between Concerto and JCI Limited, which were styled in the same manner as the agreement between Concerto and JCI Limited, as mentioned above, which recorded:

- A purchase consideration of R5 970 775.00 and had the following inscription at the top of some of the pages of the agreement[129]:

  "C:\DOCUME-2\tbeale.JCI\LOCALS-1\Temp\sale of shares(IKAMVA).DOC t/o239562: 2004/04/30 09:52 AM"; and

- A purchase consideration of R14 429 225.00 and had the following inscription at the top of some of the pages contained of the agreement[130]:

  "C:\DOCUME-2\tbeale.JCI\LOCALS-1\Temp\sale of shares (EXTRA PROPS).DOC t/o 239562: 2004/04/30 09:53 AM".

Additionally, we obtained the following three documents:

- An acknowledgement of debt between the ETA and IAD, which was undated and not signed, except for an initial appearing on all the pages of the document. The said acknowledgement of debt *inter alia* recorded that[131]:

  - The ETA agreed to lend IAD the sum of R593 000.00 plus interest at prime plus 1%; and

  - A raising fee applicable to what we assume was for the raising of the loan, in the amount of R18 000.00.

  The document furthermore referred to specific Annexures A and B, which were not attached to the acknowledgement of debt;

[129] Refer Exhibit 5.13.3
[130] Refer Exhibit 5.13.4
[131] Refer Exhibit 5.13.5

- A resolution of the directors of JCI Limited, passed on 23 November 2004, in terms whereof JCI Limited bound itself to ETA as surety for the acknowledgement of debt by IAD[132]; and

- A Deed of Suretyship by JCI Gold to ETA, signed on 23 November 2004 in Cape Town, as surety for the debt described directly above. The document was signed by RB Kebble on behalf of JCI Limited, but ETA did not sign the document[133].

10.13.3 Findings

We consulted with CMMS, the company secretaries of Ikamva and established the following:

- Pandor took transfer of 100 shares from Seamo on 2 March 1999[134];

- Two new share certificates were issued, namely certificate two for 30 shares and certificate three for 70 shares. Both certificates were issued in October 2004 on an unspecified day. The certificates were not signed as at 23 January 2006, when we viewed the said certificates at CMMS[135]; and

- A Declaration of Trust and Special Power of Attorney was signed by Pandor on 20 October 2004 wherein which it was recorded that the 30 shares, reflected on certificate two, were the shares of JCI Limited and that they were held by Pandor[136].

We noted that a shareholders' agreement was entered into on 24 September 2000 between[137]:

- Sharif Joseph Pandor;

- Vuyani Lwazi Ngcuka;

- Barend Petersen; and

- Dayspring Management Services (Pty) Limited

in respect of Ikamva. This agreement *inter alia* recorded that Dayspring meant Main and that 200 shares in Ikamva, representing 20% of the authorised share capital of Ikamva, were held by Main. Furthermore, it was recorded that other shareholders held 800 shares in Ikamva, representing 80% of the authorised share capital of Ikamva.

[132] Refer Exhibit 5.13.6
[133] Refer Exhibit 5.13.7
[134] Refer Exhibit 5.13.8
[135] Refer Exhibit 5.13.9
[136] Refer Exhibit 5.13.10
[137] Refer Exhibit 5.13.11

We furthermore obtained a response from Pandor regarding the Ikamva/JCI Limited relationship on 13 January 2006, which response *inter alia* recorded the following[138]:

- During 2003, BEE shareholders owned 80% of Ikamva and Main owned 20% of the company;
- Main sold his shares to JCI Limited;
- JCI Limited had been prepared to finance Ikamva's share of prospecting costs at Mphahlele on condition that Main sold another 10% of his shareholding in Ikamva to JCI Limited;
- Ikamva was indebted to Main to the extent of R1 400 000 and an agreement was reached with Main to offset this debt by providing him with a further 10% shareholding in Ikamva;
- Ikamva had a meeting with JCI Limited, who confirmed to Ikamva that they had an agreement (presumably with Main) to buy Main's share of 20% plus the additional 10% shareholding, mentioned above; and
- The said response to us by Pandor *inter alia* indicated that the draft shareholders' agreement, presented by JCI Limited to Ikamva, remained unsigned because of:

  "*2.1 Despite many enquiries from Ikamva and professionals subcontracted to work with us, JCI could not confirm the payment to Paul Main for the 30%.*

  2.2 JCI wanted to hold its 30% stake through a BEE entity but could not submit the name and details to be included in the shareholder's agreement."

We noted the following accounting entries in the general ledger in respect of the Ikamva loan account:

- An amount of R5 038 100.00 was debited to the Ikamva loan account on 31 March 2004. The said amount was credited to the sundry debtor's account of RB Kebble in the books of account of CMMS to reduce his debt to CMMS as he incurred costs on behalf of the company, as we understand it. We extracted copies of the relevant journal entry relating to the said debit of R5 038 100.00 in the loan account and noted the following:

[138] Refer Exhibit 5.13.1

- Journal entry J1995, processed on 7 June 2004 in respect of 31 March 2004, where the narration of the journal entry recorded the following[139]:

  "Various payments by RB Kebble on behalf of CMMS"

  We assume that RB Kebble refers to RB Kebble as the abbreviation contained in the narration reflects the first letters of RB Kebble's names and surname;

- Supporting documents to the above referred to journal entry are indicative of the fact that:

  - An amount of R5 000 000.00 was paid as a part payment for an investment and that the balance was paid (presumably for the same investment) by the issuing of JCI Limited shares[140];

  - That the R5 000 000.00 was paid on the following dates out of RB Kebble's Standard Bank bank account:

Date	Amount SA (R)
9 October 2003	1 000 000.00
10 October 2003	2 000 000.00
17 October 2003	1 000 000.00
30 October 2003	1 000 000.00
Total	**5 000 000.00**

We agreed the payments, indicated in the above table, to a schedule provided to us by RB Kebble's accountant. Cognisance should however be taken thereof that we did not agree the said entries to the bank statements of RB Kebble's bank account[141]. The aforesaid schedule indicates that the transactions were allocated under a heading styled *"More 2000 Investments"*. The inscription *"Ikamva Concerto noms"* also appears next to the aforesaid heading. Information, obtained by us from publicly available sources, *inter alia* indicates that Main was a director of Daybreak and More 2000 Investments;

139 Refer Exhibit 5.13.12
140 Refer Exhibit 5.13.13
141 Refer Exhibit 5.13.14

- Details regarding the cost of R38 100.00 are limited, except for an inscription on a working paper recording that the said cost was allocated under a heading styled *"IKAMVA INVESTMENT HOLDINGS"*[142]. We consulted the financial manager at CMMS regarding the above said amount and whether there were any indications and/or working papers indicating what the amount related to, but were informed that they had no detail regarding the breakdown and/or nature of the amount[143];

- We furthermore noted that journal voucher J2446 was processed on 22 August 2005 in respect of the month end 31 March 2005 for an amount of R15 400 000.00. The said journal affects the following two accounts:

  - Debit to account 121776 (IU Ikamva): R15 400 000.00; and
  - Credit to account 171001 (Shares – JCI Ords): R15 400 000.00.

  The supporting document, attached to the said journal entry J2446, *inter alia* indicates that[144]:

  - 30 % equity in Ikamva (representing 300 shares of R1 each) may have been purchased at a purchase price of R20 400 000.00;
  - A cash deposit of R5 000 000.00 was paid against the said purchase price. We assume that the reference, made in this regard to the deposit of R5 000 000.00, relates to the R5 000 000.00 paid by RB Kebble on behalf of JCI Limited, described in more detail *supra*; and
  - A balance of R15 400 000.00 had to be paid by issuing 30 800 000 JCI Limited shares with a nominal value of 50 cents per share.

- The supporting document, attached to journal voucher J2446, which is *inter alia* described *supra*, was prepared on 7 September 2004 and signed by Buitendag, which is the same day on which the agreement between Concerto and JCI Limited was signed. It is also evident from the aforesaid attachment that Buitendag was under the impression that JCI Limited was purchasing 300 shares. This assumption is based on the fact that Buitendag made the following inscription on the right hand top of the said document:

  "30 % Equity (300 shares of R1 each)"

---

142 Refer Exhibit 5.13.14
143 As per consultation with Cavanagh on 24 January 2006
144 Refer Exhibit 5.13.15

We were informed during consultation that Van Straaten informed Buitendag that Ikamva did not have sufficient issued shares to allow for the purchase of 300 shares. Van Straaten said that she informed Buitendag that Ikamva had an issued share capital of 100 shares and that Buitendag told her that JCI Limited owned 30 % of the shares in Ikamva and thereafter changed the inscription of 300 shares on his working paper to 30 shares[145]. Van Straaten thereafter prepared the Ikamva share certificates two and three to reflect a split between 30 and 70 shares respectively and drafted the Deed of Trust in respect of the 30 shares held by Pandor on behalf of JCI Limited[146].

From the general ledger of CMMS it is evident that JCI Limited shares, valued at R15 400 000.00 at the time, were issued. Based on the agreement between Concerto and JCI Limited, and Buitendag's working paper, which was described above, we assume this is the 30 800 000 ordinary shares with a net value of 50 cents each which relate to this particular transaction. We noted a document in which JCI Limited requested the JSE to list 30 800 000 ordinary shares[147].

We were informed that the intention of the letter was to list the 30 800 000 shares to enable JCI Limited to use the shares as payment to Main, as agreed to in the agreement between JCI Limited and Concerto. We were furthermore informed that the said document was not formalised, the shares were not issued and that JCI did not have sufficient shares to pay Main, ultimately resulting in a payment of 20 000 000 shares being processed as payment[148].

We were presented with e-mail documents indicating that requests were made for:

- The transfer of 20 000 000 JCI Limited shares from the JCI Gold CSDP account number 1900010909 to T-Sec for account number 692343. There is an inscription on the e-mail viewed that the last mentioned account number belonged to Paradigm Shift CC[149]; and

[145] Refer Exhibit 5.13.16
[146] As per consultation with Van Straaten on 24 January 2005
[147] Refer Exhibit 5.13.17
[148] As per consultation with Beale on 23 January 2006
[149] Refer Exhibit 5.13.18

- Transfer of 20 000 000 JCI Limited ordinary shares out of account 986232 to the JCI Gold CSDP Account number 1900010909[150].

We were informed that the above mentioned 20 000 000 ordinary JCI Limited shares were used as payment to Concerto[151]. We noted however, that there was a time difference between the instructions regarding the transfer of shares, mentioned directly above, and the date of the agreement between JCI Limited and Concerto. The above e-mails reflect dates in June and September 2003, whereas the agreement with Concerto was dated in September 2004.

Furthermore, we obtained a facsimile document from Investec to Beale on 30 April 2004, in which Investec provided account details regarding the payment to Concerto Nominees. Attached to this document is a document styled *"SALE OF SHARES AGREEMENTS WITH PAUL MAIN"*, which *inter alia* recorded the following:

- 30% shares were acquired in the issued share capital of Ikamva;
- 100% shares were acquired in the issued share capital of Extra Props;
- The purchase price was R20.4 million (inclusive of a loan of R2.4 million);
- The purchase price was allocated in the following ratio:
  - R5.97 million in respect of the shares in (R3.57 million) and loan to Ikamva (R2.4 million); and
  - R14.429 million in respect of Extra Props; and
  - R5 million was paid towards the purchase price at that time.

Although the document, described above, was attached to the facsimile received from Investec, it is doubtful whether it formed part of the document for the following reasons:

- It is not on Investec paper;
- It does not bear a facsimile transmission inscription on the top of the page, which inscription appears on the Investec document; and

[150] Refer Exhibit 5.13.19
[151] As per consultation with Beale on 23 January 2006

- The Investec facsimile recorded that only one page was transmitted.

- An amount of R619 968.55, which was debited to the Ikamva loan account on 25 February 2005 in respect of a payment to Mallinicks. To this extent we noted cheque requisition C4415 on 25 February 2005 with supporting documents indicating the following:

  - An electronic payment advice of FNB amounting to R619 968.55; and

  - An email from one Cecile-Ann Pearce at Mallinicks to De Beer at JCI Limited regarding the subject matter *"IKAMVA AUCOR"*. The e-mail recorded that the following amounts were paid to Ikamva Asset Disposal (Pty) Limited on 21 November 2004, totalling R619 968.55:

    - Capital: R593 000.00;

    - Raising fee: R18 000.00; and

    - Interest on outstanding amount: R18 968.55.

  We furthermore noted an acknowledgement of debt document and Deed of Suretyship in terms whereof JCI Limited provided suretyship for the debt of IAD[152];

- An amount of R406 367.39 was debited to the Ikamva loan account on 31 March 2005. The amount was transferred from the JCI Gold Loan account in the books of CMMS to that of the Ikamva loan account. We obtained a ledger printout detailing the exact breakdown of this amount[153]. Based on the description in the audit trail of the transactions representing the above said amount it is evident that approximately half of the amount related to travel related expenditure and the other half to amounts paid to Thoughtfox. Thoughtfox was used as consultants on Ikamva related projects and the nature of their services and amounts paid to them are discussed in more detail at paragraph 12.22 *infra;*

- A credit of R2 000 000.00, which was transferred from Ikamva to the IU Ikamva account on 31 March 2005. The attachment to journal voucher J2446 *inter alia* indicates that the purchase price of the 30% equity in Ikamva amounted to R20 400 000.00 less an amount of R3 000 000.00 in respect of a balance in a loan account of which Griffiths had the details, thereby indicating that the cost of the shares amounted to R17 400 000.00. RB Kebble paid R5 000 000.00 as a deposit on the purchase price of R20 000 000.00, resulting in an outstanding amount of R15 400 000.00.

[152] Refer Exhibit 5.13.7
[153] Refer Exhibit 5.13.20

The difference between R17 400 000.00 and R15 400 000.00 amounts to R2 000 000.00. It therefore appears that the R2 000 000.00 transfer may relate to the difference between the cost of shares indicated as R17 400 000.00 and the net amount outstanding after RB Kebble's payment.

We established, during consultation with the financial manager of CMMS, that the R2 000 000.00 was transferred out of the loan account of Ikamva, based on the following rationale[154]:

- RB Kebble paid an amount of R5 000 000.00 on behalf of JCI Limited towards the purchase price of the shares;
- The amount of the claim, which formed part of the purchase price, was estimated at R3 000 000.00. To this extent, the accountant of CMMS based his assumption on the note of Buitendag, which was attached to journal voucher J2446, where he indicated an offsetting of a loan to the extent of R3 000 000.00; and
- The difference between the amount of R5 000 000.00 and the claim of R3 000 000.00 amounts to R2 000 000.00 and, accordingly, that was transferred out of the loan account, resulting in the assumed claim amount of R3 000 000.00 remaining. Furthermore, the result of transferring the R2 000 000.00 to the cost of shares account is that the cost of the shares was reflected as R17 400 000.00, which is in line with the indications as per Buitendag's note.

- A credit of R352 664.61, which relates to an adjustment of expenditure previously debited to the account. We could not obtain any detail as to what this transaction was all about[155];
- Interest calculations of R1 201 389.88, which was debited to the account on 31 March 2005;
- Sundry expenditure, such as professional fees, salaries, legal fees and telephone costs of R813 655.75, which were debited to the account during the time frame 1 April 2005 and 28 August 2005. As per the response by Pandor to us, dated 13 January 2005, it appears that operational costs of Ikamva were paid by JCI Limited as part of a joint venture agreement on various projects, *inter alia* the following:
  - Mphahlele platinum farm;
  - SAFCO (fishing);
  - Boschendal Wine Estate; and

[154] As per consultation with Cavanagh on 24 January 2005
[155] As per consultation with Cavanagh on 24 January 2005

- WAL.

Furthermore, we noted a letter from Ikamva to one Mphahlele, dated 25 February 2005, regarding his employment conditions at Ikamva. The letter recorded *inter alia* that an amount of R50 000.00 per month would be paid to Mphahlele as remuneration. Several amounts of R50 000.00 were included in the amount of R813 655.75 mentioned above. Although we are not examiners of disputed documents, an inscription stating *"Ikamva Loan Acc"* and *"Us to pay"* may have been made and signed off by Stratton on the letter of Ikamva[156]; and

- Further aspects, related to consultants' fees paid and relating to Ikamva, can be seen at section 12.22 *infra.*

10.13.4 Conclusion

The agreement between JCI Limited and Concerto recorded contradictory facts if compared to the two draft versions pertaining to Ikamva and Extra Props. It appears that the purchase price of the shares and claim in Ikamva and the purchase price of the shares in Extra Props were combined into the agreement with the purchase price for the final Ikamva agreement, which was signed by JCI Limited and Concerto. The document, attached to the facsimile received from Investec, in which bank account details of Concerto were recorded, confirms the suspicion that the signed agreement may not be a true reflection of the facts surrounding the purchase price and conditions for the shares and claim in Ikamva.

The claim, which forms part of the purchase price of Ikamva, was assumed by the CMMS accountants to be R3 000 000.00. It is possible that this assumption is incorrect, specifically in view of the fact that the document, attached to the Investec facsimile, indicates an amount of R2 400 000.00 as additional payment to Ikamva over and above the price of the shares.

The recordal of the price of the Ikamva shares in the books of account of CMMS as R17 400 000.00 appears not to be correct. As per the attachment to the Investec facsimile the price of the Ikamva shares was R3 570 000.00 and the price of the Extra Props shares was R14 429 000.00. Accordingly, the share prices of the Ikamva and Extra Props shares should have been reflected in the books of account of CMMS as per the aforementioned values.

[156] Refer Exhibit 5.13.21

We were not presented with shares, held by JCI Limited in Extra Props and neither does anyone appear to know about the entity. It therefore seems that JCI Limited may not be in possession of the 100% shareholding bought by them in the aforesaid entity.

JCI Limited currently holds 30 shares in Ikamva as per the share register maintained by CMMS. The shares are in possession of Pandor and a Deed of Trust was presented to us regarding the shares held by him in this regard. According to the agreement between JCI Limited and Concerto and the response received by us from Pandor, JCI Limited should be holding 30% of the issued share capital in Ikamva.

Based on the agreement between Ikamva and Dayspring, the issued share capital of Ikamva was 1 000 shares and, accordingly, JCI Limited should hold 300 shares in the entity and not 30. Accordingly, it seems that the share register, maintained by CMMS, who fulfils the function of company secretary to Ikamva, is not accurate and up to date.

It appears that JCI Limited may have issued 20 000 000 shares to Concerto as payment for the 30% shareholding in Ikamva. The purchase consideration was stipulated as 30 800 000 shares and the general ledger of CMMS indicates that the shares were issued. We were not furnished with satisfactory proof that the balance of the 30 800 000 shares, comprising the purchase consideration, being 10 800 000 shares were in fact issued. We cannot conclude at this stage whether an alternative form of payment was made *in lieu* of the 10 800 000 JCI Limited ordinary shares which were not provided to Concerto.

10.14 Loan to JCI East Africa - Account number 151325

10.14.1 Introduction

The company was incorporated in the IOM as JCI East African Exploration Company Limited, a financial services company, on 8 November 1995. Shareholders at date of incorporation are indicated as being Maitland Services Limited with 1 ordinary share. This share was transferred to Discus on 8 November 1995. Discus appears to be resident in the IOM[157].

[157] Refer Exhibit 5.14.1

JCI East Africa, at some date in May 1996, acquired 945 500 common shares in a company named and styled Tan Range[158]. The share acquisition document indicates that JCI Limited, the ultimate holding company of JCI East Africa, had entered into a joint venture with Tan Range. The document also indicates that JCI East Africa held 3 947 100 common shares of Tan Range.

The purchase of Tan Range shares appears to have been funded by loans from JCI (IoM) and Discus, because both entities subordinated their loan accounts in JCI East Africa[159].

10.14.2 Agreement

No documented agreements have been located, relating to any loan agreement between JCI Limited, CMMS and/or JCI East Africa.

10.14.3 Accounting entries in the CMMS ledger

29 October 2004

The T-Sec schedule of transactions, for the period 1 October 2004 to 29 October 2004, indicates that 1 112 200 Tan Range shares were sold and generated funds of R7 437 708[160]. Of the funds generated, an amount of R6 500 208 was credited to the JCI East Africa loan account in the CMMS ledger and R937 500 was credited to account 151780, *"Loan WAL"*[161]. Presumably the shares had been subject to a share lending scheme from JCI East Africa to CMMS. We have not located any documentation to support any share lending arrangement between the parties.

26 November 2004

The T-Sec schedule of transactions, for the period 1 November 2004 to 26 November 2004, indicates that 1 453 400 Tan Range shares were sold to generate funds of R8 801 683. This amount was credited to the JCI East Africa loan account[162].

158 Refer Exhibit 5.14.2
159 Refer Exhibit 5.14.3
160 Refer Exhibit 5.14.4
161 Refer Exhibit 5.14.4
162 Refer Exhibit 5.14.5

30 December 2004

The T-Sec schedule of transactions, for the period 1 December 2004 to 31 December 2004, indicates that 1 780 000 Tan Range shares were sold to generate funds of R9 037 750. This amount was credited to the JCI East Africa loan account[163].

25 February 2005

The T-Sec schedule of transactions, for the period 1 February 2005 to 25 February 2005, indicates that 100 000 Tan Range shares were sold to generate funds of R454 000. These funds were credited to the loan account of JCI East Africa[164].

31 March 2005

Although no T-Sec transaction schedule has been located for the period ending 31 March 2005, it appears that 25 000 Tan Range shares were sold for an amount of R114 000, which amount was credited to the JCI East Africa loan account[165].

Also, on this date, an amount of R14 675 790.10 was transferred form the JCI East Africa loan account to Discus, presumably to settle amounts outstanding between JCI East Africa and Discus[166].

10.14.4 Summary

Sales of 4 470 600 Tan Range shares generated R28 266 626.05, of which R937 500 was credited to the WAL loan account. The balance, R27 329 126.05, was credited to the JCI East Africa loan account, of which R14 708 811.15 was transferred to Discus, leaving an amount outstanding on the loan account, at 31 March 2005, of R17 130 296.20.

It appears that JCI East Africa acquired a total of 4 892 600 shares in Tan Range, namely the 3 947 100, and the additional 945 500 acquired in April 1996. Of these shares, CMMS records indicated that 4 470 600 shares were sold. The remaining Tan Range shares should amount to 422 000.

[163] Refer Exhibit 5.14.6
[164] Refer Exhibit 5.14.7
[165] Refer Exhibit 5.14.8
[166] Refer Exhibit 5.14.9

10.15 Loan to Matodzi/Diamond Works/Phikoloso- Account number 151500

10.15.1 Introduction

Information obtained from publicly available sources indicates the following regarding Matodzi:

- The company was incorporated on 3 May 1933;
- The previous names of Matodzi were:
  - Witwatersrand Nigel Limited (changed on 20 January 1999); and
  - New Mining Corporation Limited (changed on 30 November 2002).
- The nature of business is indicated as that of an investment holding company;
- Associates of Matodzi were:
  - Diamond Works Limited;
  - Brakfontein Diamante (Pty) Limited;
  - Letseng Diamonds (Pty) Limited; and
  - Luembe Mining (Pty) Limited.
- Subsidiaries of Matodzi were:
  - Matodzi Advisory Service (Pty) Limited;
  - Consolidated Resources and Exploration Limited;
  - Ekuseni Resources Limited;
  - Guild Hall No. 22 Investment Holding Co. (Pty) Limited;
  - IEN Investments (Pty) Limited;
  - Newlands Minerals (Pty) Limited;
  - Letseng Investment Holdings South Africa (Pty) Limited; and
  - Witnigel Investments (Pty) Limited.
- The current directors of Matodzi were:
  - Rasethaba (appointed 31 March 2001);
-

- Tabo Mosololi (appointed 14 April 2003);
- Mafika Edmund Mkwanazi (appointed 22 January 2003);
- Andrew Mlangeni (appointed 22 January 2003);
- Gray (appointed date not specified);
- Lamprecht (appointed date not specified);
- Hage Gottfried Geingob (appointed date not specified); and
- Linda Makatini (appointed date not specified).

• The previous directors of Matodzi were:
  - RB Kebble;
  - Buitendag;
  - Khangale Makahado;
  - Swanevelder;
  - Marcel Jonathon Anthony Golding;
  - Tiego Moseneke;
  - Eric Barmoza Molefe;
  - Wiseman Lumkile Nkuhlu;
  - Lizo Gibson Njenje; and
  - George William Poole.

10.15.2 Agreement relating to Matodzi

We noted the existence of two agreements, one between CMMS and Equitant, the other between Equitant and Matodzi. Although the detail thereof is described at paragraph 10.16 *infra*, it is repeated here for completeness and ease of reference.

Loan agreement between Equitant and CMMS

A loan agreement was entered into between Equitant and CMMS on 25 July 2003, in terms whereof it was *inter alia* agreed that[167]:

- CMMS would extend a loan of R63 417 370.00 to Equitant;
- Equitant would pledge 126 834 740 ordinary JCI Limited shares to CMMS;
- The loan had to be repaid with interest, in SA Rand, to CMMS by 31 August 2006; and
- In the event of Equitant failing to repay the loan amount and interest to CMMS on the due date, or failed to comply with any other term and condition of the agreement and failed to remedy such defect within seven days of receipt of written notice from CMMS to do so, CMMS was entitled to dispose of the shares which were pledged to them.

The agreement stipulated, on the cover page thereof, that CMMS would be represented by Swanevelder and Equitant by Ncwana and therefore, we assume that the inscriptions, appearing as duly authorised signatures on the last page of the agreement on behalf of CMMS and Equitant, are in fact those of Swanevelder and Ncwana.

We noted a resolution of the directors of CMMS, which was made on 25 July 2003, recording that it was resolved that CMMS and Equitant entered into the agreement described above. The resolution was signed by three individuals and an inscription next to each signature is indicative that the signatures may be those of Buitendag, RB Kebble and Swanevelder.

Loan agreement between Equitant and Matodzi

Equitant entered into a loan agreement with Matodzi on an unspecified date, in terms whereof it was *inter alia agreed* that[168]:

- Equitant would lend to Matodzi an amount of R63 417 370.00;
- Matodzi had to repay the loan together with interest to Equitant in SA Rand at Johannesburg on or before 31 August 2006;
- Matodzi agreed to pledge 126 834 740 ordinary shares in JCI Limited to Equitant as security for the loan; and

[167] Refer Exhibit 5.16.2
[168] Refer Exhibit 5.16.3

- In the event of Matodzi failing to repay the loan on the stipulated date, or failing to comply with any other term or condition of the agreement and failed to remedy such defect within seven days of receipt of written notice from Equitant to do so, Equitant was entitled to dispose of the shares pledged to it as security for the loan.

The agreement stipulated on the cover page thereof that Equitant would be represented by Ncwana and Matodzi by Rasethaba, therefore we assume that the inscriptions, appearing as duly authorised signatures on the last page of the agreement on behalf of Matodzi and Equitant, are in fact those of Ncwana and Rasethaba respectively.

We noted a resolution of the directors of Equitant, which was taken on 25 July 2003 and recording that it was resolved that Equitant and Matodzi enter into the agreement described above. The resolution was signed by two individuals and an inscription next to each signature is indicative that the signatures may be that of Ncwana and Mjongile[169].

The two abovementioned agreements were clearly creating a back to back relationship.

10.15.3 Findings

The loan account in the general ledger of CMMS reflected a balance of R71 837 258.35. We specifically concentrated on amounts appearing in the loan account, which exceed R100 000.00 in value.

Some of the main aspects of the transactions are the following:

- Salary expenses of Matodzi, amounting to R4 540 131.49 for the financial years ending 2004, 2005 and the period up to 31 October 2005, were debited to the loan account;
- There was a payment received from T-Sec on 31 July 2003, amounting to R 12 000 000 (journal number 1804). On 30 September 2003 the amount was cleared from the account into the WAL account (journal number 1807). Upon investigating this transaction, the following were noted:
  - WAL received R12 000 000 from T-Sec on 31 May 2003;

[169] Refer Exhibit 5.16.4

- A credit transaction was processed in the WAL loan account amounting to R12 000 000, on 31 July 2003 also with journal number 1804. From this it seems that the R12 000 000 was transferred from the WAL loan account to the Matodzi loan account; and

- On 30 September 2003, the WAL loan account was debited with R12 000 000, the credit for this journal being processed in the Matodzi loan account (journal number 1807).

No explanation for this journal could be provided to us to date, but it appears to have been an incorrect posting of a payment to WAL in the Matodzi loan account;

- On 31 March 2005, the Matodzi loan account was debited with R77 841 216.45. This related to the amount that was transferred from the Equitant loan account in respect of the loan to assist Equitant to purchase 126 million ordinary JCI Limited shares. This particular transfer is also discussed at paragraph 10.16 *infra* and the details of the composition of the said amount is accordingly not repeated here;

- An amount of R300 000.00 was paid in respect of Sage Wise and this was later transferred out of this loan account to the loan account of Sage Wise in the books of account of CMMS[170]. Further details regarding this amount can be found at paragraph 16.18 *infra;*

- We did however note that, on 7 July 2003, the date on which the money was transferred from CMMS to Equitant, an amount of R20 500 000 was credited *via* journal entry to the loan account with Matodzi. The net effect of the said journals was that the loan was decreased with an amount of R20 500 000.00. We were informed that the entry was processed by De Beer and that the party consulted, did not have any explanation for it[171]. We noted that there may be a correlation between this particular amount and the amount paid for the Ikamva shares, namely R20 400 000.00. We noted that shares, relating to the Ikamva transaction, may have been transferred on 7 July 2003 as per a note found amongst the records of CMMS[172]. We consulted with De Beer but he had no explanation for the entry[173];

170 Refer paragraph 10.18
171 As per consultation with Vieira on 16 January 2006
172 Refer paragraph 10.13
173 As per consultation with De Beer on 30 January 2005

- We noted an amount of R2 600 000.00 debited to the account. Save that we noted a similar amount in the Misty Mountain loan account in the books of CMMS, we do not know the purpose of this transaction[174];
- We noted twelve transactions, aggregating R9 266 120.30, representing payments made without any documentation to support such payments being found; and
- A transfer of an obligation of R18 514 588.08 was made from the Matodzi Diamond Works loan account number 151502 to the Matodzi/Diamond Works/Phikoloso loan account. The effect of the aforesaid transfer was that the Diamond Works loan account number 151502 was cleared and reflected a nil balance.

It is evident from the analysis of various accounts pertaining to Matodzi, Equitant and Phikoloso, which are described in more detail at paragraphs 10.16 and 10.17 *infra,* that it is necessary to attempt a combined analysis of the related loan accounts as funds were transferred between the accounts, presumably to correct accounting entries.

We therefore extracted transactions, which are considered to be of relevance to aspects investigated by us and which were extracted from the following accounts in the records of CMMS:

- Matodzi Investment Holdings – account 151800;
- Phikoloso/Equitant – account 151501;
- Sundry Creditors – account 211000;
- Matodzi/Phikoloso/Diamond Works – account 151500; and
- Matodzi Diamond Works – account 151502

and allocated entries pertaining to transactions of concern to the relevant T-accounts below. To this extent, we concentrated on the accounting treatment of the following transactions:

- A transaction of which the proceeds appear to have been obtained from trading out of the AlibiProps account at T-sec; and

[174] Refer paragraph 10.4

- The purchase of 126 834 740 ordinary JCI Limited shares by Matodzi Resources from Anglo.

We caution that the transactions, reflected in the T-accounts below:

- Are not an exercise where the corresponding entries will balance one hundred percent; and
- Are not necessarily all the transactions appearing in the books of account of CMMS, but only those considered to be relevant to aspects of importance, which are investigated by us.

The effect in essence of the purchase of 126 834 740 JCI Limited ordinary shares is that the accounting entries reflected that Matodzi/Phikoloso/Diamond Works owes an amount of R75 855 804 to CMMS (for the purchase of the shares and accumulated interest on the loan) and that CMMS had two obligations to third parties in respect of the financing of the loan amount, namely an obligation to sundry creditors (of which we have no detail regarding the identity of the creditor) amounting to R44 125 000 and Matodzi Diamond Works, in the amount of R18 514 588. We caution once more that our findings should not be viewed as final as we are concerned that we may not have all the relevant accounting entries related to the transactions in the table below. We are specifically concerned that we do not note any payments to Anglo for the purchase of the shares. We find it unlikely that Anglo would have sold the shares to Matodzi without being paid.

Dr — Matodzi Investment Holdings – account 151800 — Cr

Description	Ref	Amount R	Description	Ref	Amount R
Jul/Aug 04	5	17 176 332	T-Sec Alibi Props	-	17 176 332

Dr — Phikoloso Equitant – account 151501 — Cr

Description	Ref	Amount R	Description	Ref	Amount R
Jul 03	1	15 500 000	Mar 05	4	77 841 216
Jul 03	2	15 000 000			
Jul 03	3	34 125 000			
-	Other	4 993 367			
-	Other	8 380 000			

Dr — Sundry Creditors – account 211000 — Cr

Description	Ref	Amount R	Description	Ref	Amount R
			Jul 03	2	10 000 000
			Jul 03	3	34 125 000
			Balance		**44 125 000**

Dr — Matodzi/Phikoloso/Diamond Works – account 151500 — Cr

Description	Ref	Amount R	Description	Ref	Amount R
Mar 05	4	77 841 216	Jul 03	1	15 500 000
			Mar 05		18 514 588
			Jul 03	2	5 000 000
Balance		**38 826 628**			

Dr — Matodzi Diamond Works – account 151502 — Cr

Description	Ref	Amount R	Description	Ref	Amount R
			Jul/Aug 04	5	17 176 332
Mar 05		18 514 588			
			Interest		1 338 255

Please note that transactions with the same reference number ("Ref") appearing in the T-accounts above are corresponding entries.

10.15.4 Conclusion

The transaction, which resulted in this loan account in the ledger of CMMS, had as its purpose to facilitate financial assistance to Matodzi in the purchasing of JCI Limited shares and to attempt to hide such fact from disclosure.

We found no evidence that the 126 million ordinary shares, purchased by Matodzi, were pledged to CMMS as security for the loan made to Matodzi in this regard.

The loan amount, transferred from Equitant to the Matodzi account, was decreased with R20 500 000. The possibility that this particular amount may be related to the purchase of Ikamva shares cannot be excluded at this stage and require further investigation.

Similarly amounts, which appear to have been transferred to the Alibiprops trading account (account number 669465) in the books of account of T-Sec, require further investigation.

The transactions, mentioned in the T-accounts above, should be investigated in more detail. Consideration should also be given to approach Anglo and establish what payment detail they have regarding the said transaction and trace the transaction back into the books of account of CMMS.

10.16 Loan to Equitant/Phikoloso - Account number 151501

10.16.1 Introduction

According to publicly available information, Equitant was incorporated on 9 April 2003 and the following individuals were directors of the company:

- Songezo Benton Mjongile; and
- Lunga Raymond Ncwana .

From correspondence presented to us it appears that, on 3 July 2003, Anglo entered into a sale of shares agreement and that subsequent to the agreement having been concluded, the following may have transpired[175]:

- Anglo sold 126 834 740 shares in JCI Limited at 50 cps to Matodzi;
- On 4 July 2003, a deposit of R15 500 000.00 was paid in respect of said shares;
- Matodzi defaulted, subsequent to the agreement of 3 July 2002 and prior to 3 February 2003 (exact date not identified in correspondence viewed by us) on the agreement, dated 3 July 2003, between them and Anglo;
- An extension of time, until 30 August 2003, was granted by Anglo to Matodzi to pay the balance of the purchase price, namely R47 917 370.00; and

[175] Refer Exhibit 5.16.1

- That default interest of R900 706.94, agreed upon in terms of an *"Indulgence Letter"*, was to be added to the outstanding amount and also become due and payable on 30 August 2003.

It appears that, subsequent to the above stated default and indulgence negotiations, Matodzi may have approached JCI Limited for a loan to purchase the JCI Limited ordinary shares held by Anglo and that a purchase structure *via* Equitant had been set up to facilitate the purchase of the said shares.

10.16.2 Agreements relating to the transaction

We noted the existence of two agreements, one between CMMS and Equitant, the other between Equitant and Matodzi. Although the detail thereof is described at section 10.15 *supra*, it is repeated here for completeness and ease of reference.

Loan agreement between Equitant and CMMS

A loan agreement was entered into between Equitant and CMMS on 25 July 2003, in terms whereof it was *inter alia* agreed that[176]:

- CMMS would extend a loan of R63 417 370.00 to Equitant;
- Equitant would pledge 126 834 740 ordinary JCI Limited shares to CMMS;
- The loan had to be repaid with interest, in SA Rand to CMMS by 31 August 2006; and
- In the event of Equitant failing to repay the loan amount and interest to CMMS on the due date, or failed to comply with any other term and condition of the agreement and failed to remedy such defect within seven days of receipt of written notice from CMMS to do so, CMMS was entitled to dispose of the shares which were pledged to them.

The agreement stipulated on the cover page thereof that CMMS would be represented by Swanevelder and Equitant by Ncwana and therefore, we assume that the inscriptions, appearing as duly authorised signatures on the last page of the agreement on behalf of CMMS and Equitant, are in fact those of Swanevelder and Ncwana.

[176] Refer Exhibit 5.16.2

We noted a resolution of the directors of CMMS, which was made on 25 July 2003, recording that it was resolved that CMMS and Equitant entered into the agreement described above. The resolution was signed by three individuals and an inscription next to each signature is indicative that the signatures may be those of Buitendag, RB Kebble and Swanevelder.

Loan agreement between Equitant and Matodzi

Equitant entered into a loan agreement with Matodzi on an unspecified date, in terms whereof it was *inter alia agreed* that[177]:

- Equitant would lend to Matodzi an amount of R63 417 370,00;
- Matodzi had to repay the loan together with interest to Equitant in SA Rand at Johannesburg on or before 31 August 2006;
- Matodzi agreed to pledge 126 834 740 ordinary shares in JCI Limited to Equitant as security for the loan; and
- In the event of Matodzi failing to repay the loan on the stipulated date, or failing to comply with any other term or condition of the agreement and failed to remedy such defect within seven days of receipt of written notice from Equitant to do so, Equitant was entitled to dispose of the shares pledged to it as security for the loan.

The Agreement stipulated on the cover page thereof that Equitant would be represented by Ncwana and Matodzi by Rasethaba, therefore we assume that the inscriptions, appearing as duly authorised signatures on the last page of the agreement on behalf of Matodzi and Equitant, are in fact those of Ncwana and Rasethaba respectively.

We noted a resolution of the directors of Equitant, which was taken on 25 July 2003 and recording that it was resolved that Equitant and Matodzi entered into the agreement described above. The resolution was signed by two individuals and an inscription next to each signature is indicative that the signatures may be that of Ncwana and Mjongile[178].

[177] Refer Exhibit 5.16.3
[178] Refer Exhibit 5.16.4

10.16.3 Findings

A loan agreement was entered into between Equitant and Matodzi on an unspecified date. Equitant and Matodzi however passed resolutions approving the said loan on 25 July 2003 and therefore the possibility that the loan agreement was signed on the same date, or a latter date, cannot be excluded. We noted that a similar agreement was entered into on 25 July 2003 between CMMS and Equitant. The following aspects are similar in the said two agreements:

- Outlay of the documents and annexures;
- The wording of the agreements, save for the different parties who entered into the agreement;
- The amounts of the loans;
- The repayment conditions; and
- The security pledged for the loans.

We were informed that the intention of the loan from CMMS to Equitant was ultimately to enable Matodzi to buy the 126 834 740 JCI Limited ordinary shares [179].

Section 38 of the Companies Act no 61 of 1973 *inter alia* reads that:

"No financial assistance to purchase shares of company or holding company. - (1) No company shall give, whether directly or indirectly, and whether by means of a loan, guarantee, the provision of security or otherwise, any financial assistance for the purpose of or in connection with a purchase or subscription made or to be made by any person of or for any shares of the company, or where the company is a subsidiary company, of its holding company.

(2) The provisions of subsection (1) shall not be construed as prohibiting –

(a) the lending of money in the ordinary course of its business by a company whose main business is the lending of money; or

(b) the provision by a company, in accordance with any scheme for the time being in force, of money for the subscription for or purchase of shares of the company or its holding company by trustees to be held by or for the benefit of employees of the company, including any director holding a salaried employment or office in the company; or

[179] As per discussion with Kolobe Mashala on 21 Dec 2005.

(c) the making by a company of loans to persons, other than directors, bona fide in the employment of the company with a view to enabling those persons to purchase or subscribe for shares of the company or its holding company to be held by themselves as owners; or

(d) the provision of financial assistance for the acquisition of shares in a company by the company or its subsidiary in accordance with the provisions of section 85 for the acquisition of such shares.

JCI Limited subsequently indicated to us, during consultation, that the matter had been resolved in order to ensure that they are not in contravention of section 38 of the Companies Act[180].

We were provided with a copy of an e-mail, recording that Beale and Van Zyl communicated regarding the number of JCI Limited ordinary shares retained in the CMMS trading account at T-Sec. In the e-mail, Van Zyl confirmed that T-Sec held *"126 million Matodzi JCI shares"* in the CMMS trading account until an investigation (namely the forensic investigation at JCI Limited) was completed and that the shares needed to be returned to the Matodzi trading account 655530[181].

We investigated the general ledger entries relating to this particular loan account. It is evident that during the 2004 financial year, the account was opened with payments to Equitant in execution of the contract that they entered into with regards to the 126 834 740 shares that Matodzi acquired in JCI Limited. The aforesaid payment, amounting to R64 625 000, was represented by the following amounts transferred to the Phikoloso/Equitant loan account as per journal entry J1817[182]:

- R15 500 000.00 debited to the Phikoloso/Equitant loan account and the corresponding credit being reflected in the Matodzi loan account number 151500; and
- R15 000 000.00 debited to the Phikoloso/Equitant loan account and the corresponding credit being reflected as follows:
    - R5 000 000.00 in the Matodzi loan account 151500; and
    - R10 000 000.00 in the Sundry Creditor account 211000.

180 As per consultation with Lamprecht on 5 January 2006
181 Refer Exhibit 5.16.5
182 Refer Exhibit 5.16.6

- R34 125 000.00 debited to the Phikoloso/Equitant loan account number 151501 at CMMS and the corresponding credit being reflected in the Sundry Creditor account 211000.

Interest, amounting to R4 993 367.86, was charged to the account during the 2004 financial year.

During the 2005 financial year, the loan account was debited with a further R8 380 000.16 in interest charges. Furthermore, transactions from the T-Sec trading account, amounting to R4 232 608.40, were debited to the loan account. At the time of writing the report we've had no details regarding the nature of the said T-Sec transactions. The balance in the loan account amounted to R 77 841 216.45 after all the aforesaid transactions and was transferred to the Matodzi loan account 151500, whereafter the Phikoloso/Equitant loan account reflected a balance of R4 389 759.99. By processing the loan to the Matodzi loan account, the loan by CMMS to Matodzi became more transparent.

10.16.4 Conclusion

Equitant was initially used as a vehicle to hide the financial assistance provided by CMMS to Matodzi to purchase JCI Limited ordinary shares. The matter became more transparent by Equitant being removed as a party to the loan and the loan eventually being recognised between CMMS and Matodzi.

10.17 Loan to Matodzi Investment Holdings - Account number 151800

10.17.1 Introduction

We obtained the following information from publicly available sources regarding Matodzi IH:

- The company was incorporated on 19 December 2000 with the nature of its business specified as real estate agents and managers;
- The current name of the company is Bookmark Holdings (Pty) Limited;
- The previous names of the company were:
  - Morgan Creek Properties 429 (Pty) Limited (changed on 30 April 2003); and
  - Matodzi Investment Holdings (Pty) Limited (changed on 30 December 2003).

- The current directors of the company were:
  - Rasethaba (appointed 19 December 2000); and
  - Thabo Mosololi (appointed 14 March 2003).
- The previous directors of the company were:
  - Christiaan Gouws;
  - Erwin Peter da Gama;
  - Eric Bamoza Molefe;
  - Muthanyi Robinsen Ramaite; and
  - Edmund Mafika Mkwanazi.

10.17.2 Agreements of loan

We noted an agreement between CMMS and Morgan Creek Properties 427 (Pty) Limited trading as Matodzi Mining and Energy, which *inter alia* indicates that[183]:

- Matodzi borrowed R4 500 000.00 from CMMS;
- The loan was repayable on 1 March 2007; and
- Matodzi IH would pledge 45 000 000 ordinary NMC shares (presumably as security for the loan).

We noted that the name on the agreement was recorded as Morgan Creek Properties 427 (Pty) Limited whereas our background searches indicated the name to be Morgan Creek Properties 429 (Pty) Limited. We assume that that there may either be a typing error on the agreement or, alternatively, that the information obtained from public available information may have been captured correctly.

10.17.3 Findings

Our analysis of the general ledger account at CMMS, pertaining to the Matodzi IH loan, indicated the following:

[183] Refer Exhibit 5.17.1

•

- An amount of R4 500 000.00 was debited to the loan account on 1 March 2002. The description in the general ledger indicates that the transaction related to the sale of NMC Shares. It is furthermore evident from the audit trail of transactions that the amount was debited to the Matodzi IH account 151800 and credited to the Matodzi/Diamond Works/Phikoloso account number 151500 in the book of account of CMMS. Furthermore, it appears that the amount originated from the following entries into the account of Matodzi/Diamond Works/Phikoloso:
  - A debit entry of R4 500 000.00 to the Matodzi/Diamond Works/Phikoloso account number 151500; and
  - Credits to the following accounts:
    - R2 649 042 to the CMC loan account 151050;
    - R1 380 958 to the JCI Gold loan account 151200; and
    - R500 000 to the P-Hostprops loan account 158920.

    This transaction appears to relate to an agreement, dated 27 May 2002, in terms whereof CMMS sold the following shares to Morgan Creek Properties 427 (Pty) Limited trading as Matodzi Mining and Energy[184]:

    - CMC's 26 490 420 shares in NMC;
    - JCI Gold's 13 509 580 shares in NMC; and
    - Hostprops 5 000 000 shares in NMC.
- Several items of individual amounts below R50 000.00 were debited to the Matodzi IH loan account during the 2004 financial year. These items *inter alia* related to legal fees, a SARS payment and interest charges. Two entries, exceeding R1 million, were noted, namely:
  - R1 254 000.00 debited as per journal voucher J1884 on 31 December 2003, of which the general ledger recorded a description of the transaction as "*Bookmark Hold Tech, Man.*"; and
  - Interest debited up to March 2004 (we assume from the date of the opening of the loan account), amounting to R1 648 983.90.

[184] Refer Exhibit 5.17.2

- During the 2005 financial year the loan account increased with an amount of R277 280.29, mostly representative of interest charges. We did however note the following three transactions, aggregating R17 176 332.47, which were debited and credited in the loan account, resulting in a zero net effect as the entries cancelled each other completely:
  - R3 208 932.00;
  - R5 000 000.00; and
  - R8 967 400.47.

  The inscriptions in the general ledger are indicative thereof that the transactions related to:
  - *"REALLOCATE TRF ALIBIPROPS"; and*
  - *"REALLOCATE ENERGEMS SOLD ALIBI"*

We were informed during consultation that the amounts related to transactions allocated to the Alibiprops trading account at T-Sec[185].

We enquired about the 45 000 000 shares, which should have been pledged to CMMS in terms of the agreement and were informed that approximately 31 000 000 shares are kept in the computershare account and that the remainder may have been sold off in terms of other business transactions[186].

The Matodzi Investment Holdings loan account has a balance of R7 839 735.59 as at 31 October 2005.

10.17.3.1 Conclusion

We have no details regarding the origin or destination of the transfer into the Alibiprops trading account in T-Sec to the amount of R17 176 332.47.

Expenditure, not covered by the contents of the agreement between CMMS and Matodzi IH, were debited to the Matodzi IH loan account in the books of account of CMMS.

[185] As per consultation with Schalkwijk during January 2006
[186] As per consultation with Trish Beale on 3 March 2006.

10.18 Loan to Sage Wise - Account number 151802

10.18.1 Introduction

There was only one entry in this loan account. No movement was recorded on the account, including interest charged.

10.18.2 Agreement

We called for the agreement relating to the loan between CMMS and Sage Wise and were referred to Rasethaba regarding the matter. During consultation with Rasethaba, he informed us that there was no loan agreement between CMMS and Sage Wise[187].

10.18.3 Findings

The general ledger of CMMS reflects the following in respect of the Sage Wise loan account:

- The balance of the said loan account in the books of account of CMMS amounted to R300 000.00 as at 31 October 2005; and
- Only one transactions appears in the loan account, namely that of a R300 000.00 journal entry which was allocated as a debit to this particular account. The credit leg of the entry was reflected in the Matodzi/Diamond Works/Phikoloso account (general ledger account number 151500)[188].

According to supporting documentation, attached to the journal entry, the amount relates to an advance that was given to Sage Wise[189].

Rasethaba indicated to us that he obtained the benefit from the R300 000.00 and he confirmed, during consultation, that he was personally responsible for the repayment of the said loan to CMMS[190].

10.18.4 Conclusion

No loan agreement could be provided to us in respect of the Sage Wise Loan.

[187] As per consultation with Rasethaba on 21 December 2005
[188] Refer paragraph 10.15 *supra*
[189] Refer Exhibit 5.18.1
[190] As per consultation with Rasethaba on 21 December 2005

By his own admission, Rasethaba informed us that he benefited from the R300 000.00 reflected in the loan account and that he was personally be responsible for the repayment of the loan.

We were subsequently informed that the outstanding amount of R300 000.00 had been settled[191].

10.19 Loan to Orlyfunt - Account number 151805

10.19.1 Introduction

We obtained the following information regarding Orlyfunt from publicly available sources:

- An entity Up on Point was incorporated on 30 June 2003 and changed its name to Orlyfunt on 31 March 2004;
- The nature of the business of Orlyfunt was financial intermediation, insurance, real estate and business services; and
- The directors of Orlyfunt were:
    - Lunga Raymond Ncwana;
    - Mafika Edmund Mkwanazi;
    - Rasethaba;
    - Andrew Mlangeni; and
    - Thuthukile Eddy Skweyiya.

10.19.2 Loan agreement between CMMS and Orlyfunt

CMMS entered into a loan agreement with Orlyfunt on 1 September 2004, which agreement *inter alia* recorded that[192]:

- CMMS agreed to lend Orlyfunt R3 000 000.00 to purchase shares and claims in Bobsat and Simmer & Jack;

[191] As per consultation with Cavanagh on 31 January 2005
[192] Refer Exhibit 5.19.1

- The purchase consideration, payable by Orlyfunt to Bobsat, was split as follows:
  - R750 000.00 for the sale shares and claims in Bobsat; and
  - R2 250 000.00 for the shares in Simmer & Jack.
- Orlyfunt had to repay the loan on or before 1 March 2009.

Although we are not examiners of disputed documents, we assume, based on the signature of the party signing on behalf of Orlyfunt, that the agreement was signed by Rasethaba .

10.19.3 Findings

The agreement was not signed by a representative of CMMS. Based on the inscriptions at the bottom right hand corner of each page of the agreement, it appears that Rasethaba initialled the agreement with another party, who we assume may be the representative of CMMS. Accordingly, it cannot be excluded that said representative of CMMS initialled the agreement, but may have neglected to sign the agreement[193].

Furthermore, we noted that the date on the last page of the agreement was initially typed as if the year in which the agreement was signed was 2005, but that this was changed in manuscript to 2004. The possibility that the agreement may have been drafted *ex post facto* can accordingly not be excluded at this stage[194].

The balance in the loan account, as at 31 October 2006, amounted to R7 844 414.31, which is represented by the transactions in the table below:

Comments	Amount SA Rand
Legal fees for the purchase of Dormac	55 962.04
Legal fees - commission agreement	7 410.00
No details	24 222.20
Payment to Mediterranean Shipping Co – No supporting documents	870 000.00

[193] Refer Exhibit 5.19.1
[194] Refer Exhibit 5.19.1

Comments	Amount SA Rand
Purchase of forex for trip to Atlanta for business purposes, however forex application states that this trip was to Disneyland. Tickets were purchased for 2 children and Mlangeni	19 996.28
Payment to Blink Lifestyle trading for magazines. JCI Limited paid this amount. Rasethaba is also the director of this company	660 000.00
Payment for consulting – restructuring	23 402.65
T-Sec	1 140 000.00
Legal fees – Tabacks	41 040.00
Revolution Events	257 810.54
Matodzi expenses. There is no supporting documents	820 936.72
Matodzi expenses. There is no supporting documents	(227 890.74)
Matodzi	19 220.20
Bobsat and Simmer & Jack	3 000 000.00
Cash on call scrip lenders. Dale of 750 000 JCI Debentures on the request of	750 000.00
Mainly for Dwalti – Travel costs	143 451.81
Sub Total – 31 March 2005	**7 605 561.70**
Reporting: accountants report on Skygistics, JCI Prop Limited and other material assets. Calculation of the financial effects	169 449.00
Annual return	100.00
Travel costs	4 342.99
CMMS pays the salaries and raises this to the loan account	64 960.62
Sub Total – 31 October 2005	**238 852.61**
Cumulative balance of the ledger as at 31 October 2005	**7 844 414.31**

Cognisance should be taken of the fact that some amounts quoted, may be representative of the grouping various transactions of the same category together.

From the above analysis it is evident that the amount of R3 000 000.00 was allocated to the loan account in respect of the purchase of shares and claims in Bobsat and Simmer & Jack and that the aforesaid transaction corresponds to the specifications and intention of the loan agreement discussed *supra*. The remainder of the balance, reflected in the loan account, being R4 844 414.31, relates to costs allocated to the loan account, which are not supported by the intention of the underlying loan agreement. We furthermore noted that the transactions related to said amount *inter alia* included the following:

- Payments relating to legal fees;
- Travelling costs, including a trip to Disneyland for one Mlangeni and two children;
- Transactions, amounting to R1 463 045.98, for which no supporting vouchers could be supplied; and
- A T-sec transaction of R1 140 000.00.

10.19.4 Conclusion

An amount of R3 000 000.00 of the loan account balance of R7 844 414.31 is supported by the underlying agreement between CMMS and Orlyfunt. The remaining balance of R4 844 414.31 is not supported by the said underlying agreement and appears to relate to operational expenditure, travelling and amounts reflected in the T-Sec trading accounts.

The loan amount of R3 000 000.00 is not repayable until 1 March 2009, but as the remainder of the amount in the loan account is not related to the underlying agreement, CMMS may consider the following options:

- Call for the payment of the said amounts;
- Enter into an agreement to cover the excessive amount pertaining to operational expenses;
- Transfer the excessive amount from the loan account in the balance sheet of CMMS to the income statement as an expense; or
- Full details should also be obtained from T-Sec as to the nature of the trading transactions amounting to R1 140 000.00.

10.20 The Masupatsela Randgold loan account

10.20.1 Masupatsela

We refer to section 10.8 in respect of the statutory information of Masupatsela.

10.20.2 Control relationship between CMMS and REC

During the period in which the RRL shares were sold, as recorded at section 8 *supra*, the directors of REC comprised RAR Kebble, RB Kebble, Buitendag, GT Miller, MB Madumise, AC Nissen and LR Ncwana. RRH was a wholly owned subsidiary of REC and the directors of RRH were RAR Kebble, RB Kebble and Buitendag.

The directors of JCI Limited, in turn, comprised RAR Kebble, RB Kebble, Buitendag, Cornwall and Stratton. JCI Limited wholly owned CMC, who in turn held 98% of the issued share capital of CMMS. The directors of CMMS included RAR Kebble, RB Kebble, Buitendag, Swanevelder, Stratton and Lamprecht, from time to time.

It is evident from the above and from the evidence, viewed by us in the investigation performed, that key management personnel were common to REC, RRH, JCI Limited and CMMS. This aspect was exacerbated by the fact that CMMS provided secretarial services to both the JCI Limited and REC groups of companies with Poole having exercised control over instructions to T-Sec on the transactions with RRL shares.

It is apparent that these common directors could, and did according to the evidence viewed by us, exercise significant influence over the affairs of the companies in the respective groups. It thus appears that, based upon the statements, recorded in AC126, the following had to be disclosed in respect of transactions performed by and between JCI limited group companies and REC group companies:

- The nature of related party relationships;
- The types of transactions entered into; and
- The elements of the transactions entered into.

10.20.3 The contractual relationship between CMMS and Masupatsela

An agreement, by and between CMMS and Masupatsela, was dated 30 December 2003 and signed by a person who appears to be Swanevelder, on behalf of CMMS, and an unknown person on behalf of Masupatsela. The contract had as its purpose to record the terms of a loan made by Masupatsela to CMMS and thus had the following salient features[195].

- That, during the period 21 May 2003 to 25 November 2003, an aggregated amount of some R111 786 393.89 was lent to CMMS by Masupatsela;
- That R32 million of the above mentioned amount was repaid on 19 December 2003;
- That the remaining R79 786 393.89 would be repaid on or before 30 June 2004;
- That interest, calculated at a rate of prime plus 0.5% per annum, calculated on the daily balance and capitalised monthly in arrears, would be due and payable at 30 June 2004; and
- As security for the loan, CMMS pledged 104 million JCI Limited ordinary listed shares to Masupatsela.

An agreement, by and between REC and Masupatsela, was dated 30 December 2003 and signed by a person who appears to be Buitendag, on behalf of REC, and an unknown person on behalf of Masupatsela. The contract had as its purpose to record the terms of a loan made by REC to Masupatsela and thus had the following salient features[196]:

- That, during the period 21 May 2003 to 25 November 2003, an aggregated amount of some R111 786 393.89 was lent to Masupatsela by REC;
- That R32 million of the above mentioned amount was repaid on 19 December 2003;
- That the remaining R79 786 393.89 would be repaid on or before 30 June 2004;
- That interest, calculated at a rate of prime plus 0.5% per annum, calculated on the daily balance and capitalised monthly in arrears, would be due and payable at 30 June 2004; and

[195] Refer Exhibit 5.20.1
[196] Refer Exhibit 5.20.2

- As security for the loan, CMMS pledged 104 million JCI Limited ordinary listed shares to Masupatsela.

These agreements clearly created a back to back relationship between CMMS and REC via Masupatsela.

10.20.4 Accounting treatment of the inter company account between CMMS and REC

Clause two of both the above mentioned contracts clearly refers to loans in existence due thereto that they recorded dates on which loans were made prior to the contract dates and an apparent repayment of some of the loans, which were also made prior to the contract dates. An analytical review, performed on the CMMS ledger account number 151810: Loan-Randgold/Masupatsela, indicated that the terms of the above referred to contract were recorded in the ledger by means of CMMS journal number 1927 and CMMS journal number 1915.

Journal 1927, posted on 3 May 2004, recorded the following entries[197]:

- Credit CMMS ledger account number 151810: Loan Randgold/Masupatsela with R111 786 893.89;
- Debit CMMS ledger account number 155764: Loan Randgold Funding with five transactions, aggregating R100 786 893.89; and
- Debit CMMS ledger account number 155900: Loan RARK Tradek with R11 million.

The intent and effect of this journal was to transfer balances from *inter alia* the Randgold Funding ledger account to the Randgold/Masupatsela ledger account. This clearly refers to historical transactions which initially, when they were performed, were recognised as transactions performed with REC, but which were transferred to CMMS ledger account number 151810: Loan Randgold/Masupatsela to give effect to the above mentioned agreements.

It thus follows logically that the above mentioned contracts were intended to recognise such transactions as non related party transactions when they were in fact previously not recognised as such. In investigating whether the transactions, recorded in this journal, were in fact related party transactions, we noted that the documents attached to the journal, contained in manuscript, a reference to some 575 000 RRL shares at a price of R170.40, aggregating some R92 594 605.66.

---

[197] Refer Exhibit 5.20.3

We established that, during the period 12 September 2003 to 21 November 2003, 575 000 RRL shares of RRH were sold in the Consolidated Investments trading account of CMMS at T-Sec, of which the proceeds of some R92 595 105.66 were credited to the Consolidated Investments trading account at T-Sec. This was clearly a transaction between related parties and it thus appears that the purpose of CMMS ledger account number 151810: Loan-Randgold/Masupatsela, read with the contents of the abovementioned contracts, was clearly to convert the disclosure of related party transactions to a non disclosure of related party transactions.

The re-allocation of the amount of R11 million from the CMMS ledger account number 155900: Loan-RARK Tradek to account number 151810 shed no light on the nature of the transactions underlying such amount due to a lack of supporting information to the entry.

Journal 1915, posted in the ledger of CMMS on 27 April 2004, recorded the following entries[198]:

- Debit CMMS ledger account number 151810: Loan-Randgold/Masupatsela with R32 million;
- Credit CMMS ledger account number 151780: Loan: WAL with R1 360 000; and
- Credit CMMS ledger account number 171001: Shares JCI with R30 640 000.

The narration to the journal recorded the following:

"Reallocation of transfers-payment to WAL for 50 833 333 JCI ords obo Masupatsela (Shares registered in name of First Wesgold)"

The analytical review of CMMS ledger account 151810: Loan-Randgold/Masupatsela indicated the following further transactions during the period 7 July 2003 to 31 March 2004:

- Payments to or on behalf of REC, aggregating some R6 376 500;
- Payments to CMMS by REC of some R2 750 000; and

[198] Refer Exhibit 5.20.4

- The reallocation of sales of RRL shares from the CMMS ledger account number 171760: Randgold Funding, aggregating some R14 033 550. These entries were represented by the following sales of RRL shares[199]:
  - 31 000 RRL shares sold on 12 February 2004 in the CMMS trading account number 660415 at T-Sec; and
  - 36 000 RRL shares sold on 26 February 2004 and 39 000 RRL shares sold in the RB Kebble carry account number 625087 at T-Sec. This account does not appear to have belonged to CMMS and hence it appears that CMMS was charged with R9 425 400 for the sale of RRL shares in the RB Kebble carry account.

An analytical review of the transactions, performed during the period 1 April 2004 to 31 March 2005, revealed the following:

- Payments by CMMS to or on behalf of REC with supporting documents aggregated R2.5 million;
- Payments by CMMS to or on behalf of REC without supporting documents aggregated R7 946 000;
- Payments on behalf of Aflease to REC in part settlement of a loan of R30 million made by REC to Aflease, aggregating some R15 million;
- An amount of R15 412 046.50 was paid to REC in order to fund REC following its rights to take up 505 313 WAL rights due on its existing shareholding of 4 042 500 shares in WAL as at 26 July 2004. REC received the 508 313 WAR shares in their account number 655050, held at T-Sec on 27 July 2004;
- R204 954 871.58 was paid on behalf of REC from the Consolidated Investments trading account of CMMS at T-Sec for the acquisition of WAL shares[200];
- R128 798 437.50 was paid to Anglo as part of the acquisition by Inkwenkwesi of WAL shares. At year end, some R85 865 625 of this amount was erroneously transferred to the Inkwenkwesi loan account in the ledger of CMMS[201];

[199] Refer paragraph 8 *supra*
[200] This matter is dealt with in detail at paragraph 10.22 *infra*.
[201] This matter is dealt with in detail at paragraph 10.22 *infra*. The reallocation of part of this amount to the Inkwenkwesi loan account is erroneous due thereto that the WAL shares transaction existed as between REC and Inkwenkwesi.

- A loan balance due from Luembe/Cassanguide to CMMS was transferred to the Randgold/Masupatsela loan account due to the matter being a REC issue[202];

- R186 171 496 was credited to the loan account due to RRL shares having been sold. This entry is related to the sale of 1.5 million RRL shares in the Consolidated Investments trading account at T-Sec during the period 7 April 2004 to 29 April 2004[203];

- R64 712 928 was credited to the loan account due to RRL shares having been sold. This entry is related to the sale of 1.15 million RRL shares in the Consolidated Investments trading account at T-Sec during the period 15 June 2004 to 24 June 2004. This entry was performed, based upon the transaction recorded on CMMS journal number 2027[204]. This entry appears to be a double counting of the obligation of CMMS in respect of this entry as the number of shares, represented in this entry, forms part of a batch of 1 989 189 RRL shares that were initially credited to the CMMS ledger account 171760: Shares: Randgold Resources[205], which were transferred in its entirety to CMMS ledger account number 170200: Investments-Short Term with journal number 2398[206]; and

- R27 million was credited to the account as a transfer from the Notable Holdings loan account and R10 million was credited in this account as representative of a sale of Simmer & Jack shares of REC to TopGold AG mvK[207].

It is clear that the transactions, recorded in this account during the 2005 financial year of CMMS, also comprised related party transactions, except the transactions which we indicated to have been misallocations.

10.20.5 Disclosure of the relationship between CMMS and REC

The annual report of the JCI Limited group of companies, as at 31 March 2004, were signed by the chairman of JCI Limited on 22 October 2004 and then issued[208]. The journals, which effectively created the entries in the CMMS ledger account number 151810: Loan-Randgold/Masupatsela for the period ending 31 March 2004, were made at least five months prior to the signing of the annual report.

---

202 Refer paragraph 10.11 *supra*
203 Refer paragraph 8 *supra*
204 Refer Exhibit 5.20.5
205 Refer Exhibit 5.20.6
206 Refer paragraph 8 *supra* and Exhibit 5.20.6
207 Refer paragraphs 10.21 and 10.23 *infra*
208 Refer Exhibit 1.4.22

Note one to the annual financial statements of the JCI Limited group of companies recorded that an associated company was one in which the JCI Limited group held shares as a long term investment and exercised significant influence over the affairs of such company. Clearly this refers to a related entity as well. Appendix C to the financial statements then recorded that REC was an associated company to the JCI Limited group. Note 29 to the financial statements referred to related party transactions and, in particular refers to note 19 in respect of loans received from related parties. In turn, note 19 disclosed a loan balance due to REC of some R17.101 million as at 31 March 2004 at a interest rate of prime plus 1%.

When regard is had to the annual financial statements of CMMS for the same period ending 31 March 2004, similar transactions with REC are not disclosed[209]. Note 23 to the financial statements recorded information regarding related party transactions. We could not identify any item in here having the following elements:

- A loan due to REC with a balance of 112 714 691.20 as at 31 March 2004;
- That such loan carried an interest rate of prime plus 0.5%; and
- That the repayment of such loan was secured by the pledging of 104 million JCI Limited shares to Masupatsela.

10.20.6 Proceeds of RRL shares sold in RB Kebble carry account

RB Kebble received the aggregate of 75 000 RRL shares in his carry account at T-Sec. These shares were sold into the market in two separate transactions.

The first transaction was for 36 000 RRL shares that were sold into the market on 27 February 2004 for R4 550 400.00[210]. The second transaction was for 39 000 RRL shares that were sold into the market on 1 March 2005 for R4 875 000.00[211]. With the proceeds of the sale of the 75 000 RRL shares, JCI Limited shares to the aggregate of 5 000 000 shares were acquired as well as 62 146 WAR shares[212].

---

209 Refer Exhibit 5.20.7
210 Refer Exhibit 5.20.8
211 Refer Exhibit 3.1
212 Refer Exhibits 5.20.8 and 5.20.9

Two cash transfers were also made from the proceeds, namely the amount of R1 500 000.00 to Standard Bank account number 020581548 on 9 March 2004 and R2 500 000.00 to the CMMS account at First National Bank, account number 50491812176 on 15 June 2004[213].

10.21 Loan to Masupatsela (Notable Holdings)

10.21.1 The CMMS trial balance

Ledger account number 151813-Loan Masupatsela (Notable Holdings) and ledger account 151814-Loan Notable Holdings in the ledger of CMMS both reflected nil balances as at 31 March 2005, with debit and credit balances of R27 million respectively. At face value it appears that these accounts facilitated in and out transactions.

10.21.2 Loan by REC to Notable Holdings

A document, purporting to be a scrip lending agreement by and between REC and Notable Holdings, appears to have been signed by RAR Kebble, on behalf of REC, and Stratton, on behalf of Notable Holdings[214].

The document was dated 1 April 2000. The document had as its purpose to record a loan of three million DRD ordinary listed shares by REC to Notable Holdings. These shares had to be returned on 31 December 2002. A scrip lending fee, equal to 2% of the value of the DRD ordinary listed shares for the period 1 March 2000 to 31 March 2000 on the JSE, would have been charged annually, to be paid when the DRD shares were returned to REC.

A document, purporting to be Addendum number 1 to the scrip lending agreement by and between REC and Notable Holdings, appears to have been signed by RAR Kebble, on behalf of REC, and Stratton, on behalf of Notable Holdings[215]. This document was dated 19 December 2002. This addendum extended the termination date of the above mentioned scrip lending agreement to 30 April 2003. As consideration for agreeing to extend the termination date, REC became entitled to an additional scrip lending fee of some R250 000. The addendum also provided for the provision of top up security to one and a half times cover.

213 Refer Exhibit 5.20.10
214 Refer Exhibit 5.21.1
215 Refer Exhibit 5.21.2

On 29 May 2003, Stratton signed a letter, addressed to John Berry at REC and captioned "*Scrip Lending Agreement*", in which he recorded the following:

"At the time of the above meeting, we requested an extension of the termination date to 30 June 2003. I understand that this is acceptable to you on the following basis:

a) payment of R250 000 being the fee payable for the period 1 April 2002 – 30 April 2003;

b) provision of security as to 150% of the share value of the borrowed shares.

Given that the above is your understanding, we will pay to you all outstanding fees on or before 5 June 2003, and provided you with confirmation of security held to your account on or before the above date.

Further to the above, we will provide you with a fee equivalent to 2% of the traded value of the shares during the period 1st May – 30th June at conclusion of the trading period."

A document, purporting to be Addendum number 2 to the scrip lending agreement by and between REC and Notable Holdings, appears to have been signed by RAR Kebble, on behalf of REC, and Stratton, on behalf of Notable Holdings[216]. This document was dated 5 June 2003. This addendum extended the termination date of the above mentioned scrip lending agreement to 30 June 2003. As consideration for agreeing to extend the termination date, REC became entitled to an additional scrip lending fee of some R250 000. The addendum also provided for the provision of top up security to one and a half times cover.

A document, purporting to be Addendum number 3 to the scrip lending agreement by and between REC and Notable Holdings, appears to have been signed by RAR Kebble, on behalf of REC, and Stratton, on behalf of Notable Holdings[217]. This document was dated 8 July 2003. This addendum extended the termination date of the above mentioned scrip lending agreement to 31 December 2003. As consideration for agreeing to extend the termination date, REC became entitled to an additional scrip lending fee of some R750 000. The addendum also provided for the provision of top up security to one and a half times cover.

[216] Refer Exhibit 5.21.3
[217] Refer Exhibit 5.21.4

It appears that Notable Holdings provided 3 700 000 WAL shares as security for the DRD shares lent to Notable Holdings[218].

We noted a document purporting to be a resolution of the directors of CMMS, taken on 16 March 2005. This resolution reads *inter alia* as follows[219]:

"The Secretary refers to the Agreement between Notable and the Company, and reports that the parties wish to record that on 16 March 2005, a debt of R27 000 00 (sic) (Twenty Seven Million Rand) was repaid to the Company by the transfer and delivery of 40 000 000 (Forty Million) ordinary Simmer and Jack Mines, Limited shares, and it was therefore:

RESOLVED:

*1. **THAT** the Company hereby agrees to enter into the Agreement with Notable, in accordance with the terms and conditions contained therein,"*

The resolution was signed by Buitendag, RB Kebble, RAR Kebble and Stratton. Lamprecht refused to sign the resolution.

Attached to the resolution was a document purporting to be an agreement by and between CMMS and Notable Holdings, apparently signed by RB Kebble, on behalf of CMMS, and an unknown person on behalf of Notable Holdings[220]. The document contains a recordal, which reads as follows:

"1. It is recorded that in order to enter into a share transaction, NOTABLE incurred a debt in the sum of R27 000 000.00 (twenty seven million Rand) with CMMS and CMMS confirms having advanced the aforesaid amount to NOTABLE.

2. NOTABLE repaid the debt by way of the transfer and delivery of certain shares to CMMS".

The shares, referred to in the recordal, were defined at clause 1.1.4 of the agreement as 40 million Simmer & Jack shares.

[218] Refer Exhibit 5.21.5
[219] Refer Exhibit 5.21.6
[220] Refer Exhibit 5.21.7

Paragraph two of the document reads as follows:

"2.1 CMMS advanced to NOTABLE, which has incurred, the Debt, subject to the terms and conditions contained in this agreement.

2.2 The Debt was advanced to NOTABLE in SA Rand and NOTABLE acknowledged that the Debt was received by it."

Paragraph three of the document reads as follows:

"The parties agree and record that on 16 March 2005, the Debt was repaid in full by NOTABLE to CMMS by the transfer and delivery of the Shares"

Paragraph 4.1 recorded a warranty that Notable Holdings was the beneficial owner of the 40 million Simmer & Jack shares.

10.21.3 Entries in the books of CMMS and REC

In an attempt to gain an understanding of the resolution of CMMS and contract between Notable Holdings and CMMS, we firstly had regard to the accounting entries posted in the accounts of REC, and secondly, to the accounting entries posted in the accounts of CMMS.

Extracts from the ledger of REC recorded a ledger account number 120715-100, named and styled Loan Asset-Notable Holdings[221]. This account reflected that, on 31 December 2004, a debit of R27 million was recorded with a description reading "*3m DRD's for R27m + 660,0*" (We understand that the 660 refers to 660 000 WAL shares[222]).

The ledger account number 120715-100 in the books of REC further recorded a credit of R27 million on 31 December 2004, reflecting a reference to a journal number 1179. Journal 1179 recorded that ledger account number 120715-100: Loan Asset-Notable Holdings were credited with R27 million and that ledger account number 120711-100: Loan Asset-Masupatsela was debited with R27 million. The narration to the journal reads as follows:

"Loan transferred from Notable Holdings to Masupatsela"

---

221 Refer Exhibit 5.21.8
222 Refer Exhibit 5.21.11

REC's books thus reflected that Masupatsela assumed the obligation of Notable Holdings to REC. Masupatsela, as we explained in this report, was not a substantive contract party to neither REC, nor CMMS, and acted merely as a conduit in the loan account between REC and CMMS, due to the related party nature of REC and CMMS.

Hence, we summarised the journals processed in the ledger of CMMS to obtain an understanding of the manner in which the transfer of the right against Notable Holdings in the ledger of Randgold, was recorded in the books of CMMS. The following entries were found to be related to such transfer:

Acc Name: Loan Orlyfunt				Acc Number: 151805			
Dt	System Jnl	Manual Jnl	Ref.	System Jnl	Manual Jnl	Ref.	Ct
3 000 000	7547	2395	1				

Acc Name: Loan-S&J Nr1				Acc Number: 155765			
Dt	System Jnl	Manual Jnl	Ref.	System Jnl	Manual Jnl	Ref.	Ct
3 000 000	7700	2412	2	7547	2395	1	250 000
				7547	2395	1	750 000

Acc Name: Loan-S&J Nr2				Acc Number: 155766			
Dt	System Jnl	Manual Jnl	Ref.	System Jnl	Manual Jnl	Ref.	Ct
5 000 000	8260		3	7700	2412	2	3 000 000

Acc Name: Cash on Call				Acc Number: 178150			
Dt	System Jnl	Manual Jnl	Ref.	System Jnl	Manual Jnl	Ref.	Ct
20 000 000	8260		3				

Acc Name: S/Cred-T-Sec Acc Number: 211450

Dt	System Jnl	Manual Jnl	Ref.	System Jnl	Manual Jnl	Ref.	Ct
25 000 000	8259		4	8260		3	25 000 000

Acc Name: Loan - Top Gold Ag Acc Number: 151186

Dt	System Jnl	Manual Jnl	Ref.	System Jnl	Manual Jnl	Ref.	Ct
25 000 000	8261	2440	5	8259		4	25 000 000

Acc Name: JL - Simmer &Jack Acc Number: 122765

Dt	System Jnl	Manual Jnl	Ref.	System Jnl	Manual Jnl	Ref.	Ct
27 000 000	7547		6	8261	2440	5	10 000 000
				8261	2440	5	17 000 000

Acc Name: Loan - CMC Acc Number: 151050

Dt	System Jnl	Manual Jnl	Ref.	System Jnl	Manual Jnl	Ref.	Ct
				8261	2440	5	2 335 750

Loan - Randgold
Acc Name: Masupatsela Acc Number: 151810

Dt	System Jnl	Manual Jnl	Ref.	System Jnl	Manual Jnl	Ref.	Ct
				8261	2440	5	10 000 000
				8216		8	27 000 000

Acc Name: Shares - Simmer and Jack Acc Number: 171765

Dt	System Jnl	Manual Jnl	Ref.	System Jnl	Manual Jnl	Ref.	Ct
				8261	2440	5	2 644 250

Acc Name: Profit/Loss sale of investment				Acc Number: 530200			
Dt	System Jnl	Manual Jnl	Ref.	System Jnl	Manual Jnl	Ref.	Ct
17 000 000	8261	2440	5				
Acc Name: Loan - Notable Holdings				**Acc Number: 151814**			
Dt	System Jnl	Manual Jnl	Ref.	System Jnl	Manual Jnl	Ref.	Ct
27 000 000	7227		7	7547		6	27 000 000

Acc Name: Loan - Masupatsela				Acc Number: 151813			
Dt	System Jnl	Manual Jnl	Ref.	System Jnl	Manual Jnl	Ref.	Ct
27 000 000	8216		8	7227		7	27 000 000

From the above it can be seen that the loan account number 151813 of Masupatsela (i.e. the loan from Randgold) was credited with R27 million and that an account number 151814: Loan-Notable Holdings was debited with R27 million. In this fashion, the transfer of the right against Notable Holdings, recorded in REC's books, were recognised in the books of CMMS.

Journal 7547, in the books of CMMS, then credited the right against Notable Holdings in CMMS's books and debited ledger account number 122765:IL-Simmer & Jack, creating the impression that Notable settled its debt by transferring Simmer & Jack shares to CMMS to the value of R27 million. The electronic copy of journal 7547, recorded the following narration in respect of the credit entry[223]:

"Agreement S&J shares 40m",

and the following narration in respect of the debit entry:

"Notable Holdings 40m S&J share".

Clearly, this journal recorded the effect of the resolution of CMMS and agreement between CMMS and Notable Holdings, referred to *supra.*

[223] Refer Exhibit 5.21.9

2117

As we indicated hereunder, we have seen no evidence indicating that Notable held and/or transferred 40 million Simmer & Jack shares to CMMS and hence, concludes that this entry in the books of CMMS is not representing the truth and actual events. That this is so, appears to have been appreciated by the author of the entries in the books of CMMS, because journal number 2440 was drafted, having as its effect the following entries in the books of CMMS[224]:

- Credit the investment in Simmer & Jack with R27 million;
- Debit a loan to Top Gold with some R10 million; and
- Debit a revaluation of the Simmer & Jack shares with R17 million.

The effects of this journal was to write down the investment in Simmer & Jack shares, ostensibly received from Notable Holdings, with some R17 million and that the 40 million Simmer & Jack shares, ostensibly received from Notable Holdings, were then transferred to Top Gold AG mvK. This is also not a true reflection of events as CMMS did not transfer any of its own Simmer & Jack shares to Top Gold AG mvK[225].

Journal 2440, processed in the books of CMMS, then further effected the following entries:

- Debit a loan to Top Gold AG mvK of some R25 million;
- Credit CMMS's investment in Simmer & Jack shares with some R10 million;
- Credit the REC loan account with some R10 million;
- Credit the CMC loan account with some R2 335 750; and
- Credit ledger account number 171765: Shares-Simmer & Jack with Some R2 644 250.

This journal had as its purpose to transfer Simmer & Jack shares to Top Gold AG mvK and represented that these shares were obtained from CMMS, CMC, REC and CMMS, as received from Notable Holdings. This is proven by the following note in manuscript on the hand written journal voucher:

"9 423 000 from CMC

40 000 000 from CMMS (Notable Holdings)

40 000 000 from Randgold

---

224 Refer Exhibit 5.21.10
225 Refer paragraph 10.23 *infra*

10 577 000 from CMMS trading shares"

The contents of this latter part of journal 2440 are not reflecting the truth and actual events in the following manner:

- 10 577 000 shares were not obtained from the CMMS trading shares for purposes of transferring same to Top Gold AG mvK, but from Orlyfunt. It is however possible that this part of the journal reflected the return of the Simmer & Jack shares physically taken from the Orlyfunt trading account at T-Sec, as is reflected in the contents of journals 8260, 2395 and 2412, in the ledger of CMMS, which have as their effect that Simmer & Jack shares of CMMS were transferred to Orlyfunt; and
- CMMS did not transfer 40 million Simmer & Jack shares to Top Gold mvK as 40 million of Continental Goldfields's Simmer & Jack shares were transferred to Top Gold AG mvK[226].

10.21.4 Simmer & Jack shares owned and transacted by Notable Holdings

We found no evidence that Notable Holdings had and/or transacted in Simmer & Jack shares. In fact, we dispose of positive evidence to the effect that the basis of the transaction, referred to in the journals above, comprised Simmer & Jack shares that were owned by Continental Goldfields.

10.21.5 Implications

The resolution of CMMS and the contract between CMMS and Notable Holdings represented to record actual events that have taken place. To the extent that these documents recorded that CMMS lent Notable Holdings R27 million in Rands in South Africa and that Notable Holdings had repaid the debt by giving 40 million Simmer & Jack shares to CMMS, these documents contained a misrepresentation of the facts.

To the extent that the documents, dealt with in this section, recorded that Notable Holdings repaid a debt of R27 million to CMMS, such documents recorded a misrepresentation of the facts.

It is evident that Notable Holdings are still indebted to CMMS in the amount of R27 million.

[226] Refer paragraph 10.23 *infra*

In the event that Notable Holdings will argue that they assumed the claim of Continental Goldfields to demand the return of the 40 million Simmer & Jack shares that CMMS dispossessed from Continental Goldfields in executing the transaction with top Gold AG mvK, and that such was effectively set off against the debt due to REC, and hence CMMS after the transfer of the right against Notable Holdings from REC to CMMS, such would constitute a short payment of the debt due, reflected in the R17 million written down in the books of CMMS, referred to supra. We however doubt that Continental Goldfields ceded their claim against CMMS in this fashion as they still pursue their claim against CMMS for the return of the Simmer & Jack shares. If, indeed, they have ceded their claim against CMMS and that was set off against the claim of CMMS against Notable Holdings, Continental is currently misrepresenting their rights against CMMS and Notable Holdings is still due to pay R17 million to CMMS.

It is furthermore our understanding that the investigation result of Umbono Forensic at REC concluded that the original scriplending agreement between REC and Notable Holdings regarding the three million DRD shares was a fabrication of the truth. As we did not investigate the affairs of REC, we do not comment on that conclusion.

10.21.6 JCI shares held by Continental Goldfields

We were requested to comment on the JCI Limited shares held by Continental Goldfields. Our reconciliation pertaining to the balance of JCI Limited shares on hand as at 27 June 2005 is indicative of the following transactions giving effect to the build up of shares as at the aforesaid date. We were not provided with details pertaining to the breakdown of transactions prior to 4 July 2002.

Date	Detail	Shares transferred in	Shares transferred out	Balance in shares
3 July 2002	Balance brought down			997 486
4 July 2002	CAM	58 438 514		59 436 000
15 May 2003	JCD		10 000 000	49 436 000
3 June 2003	JCD	9 957 400		59 393 400

Date	Detail	Shares transferred in	Shares transferred out	Balance in shares
10 June 2003	JCD		4 857 400	54 536 000
	Unexplained variance	1 491 698		
30 June 2004	Opening Balance			56 027 698
19 May 2005	Transferred from the Beachcove a/c 691493 to Continental Goldfields doc ref 1000017780[227]	32 598 578		
20 May 2005	Monty Koppel/ Paul Main		75 500 000	13 126 276
2 June 2005	Discrepancy in balance – Stratton said correct		5 000 000	8 126 276
27 June 2005	Transferred from Morgate Investment Limited Account a/c 954487 to Continental Goldfields doc ref # 1000017768[228]	52 758 822		60 885 098

10.22 Loan to Inkwenkwezi - Account number 151885

10.22.1 Introduction

In February and March 2004 it was announced that WAL would proceed with a rights offer of 13.2 million new shares in the ration of 12.5 new WAR shares for every 100 existing WAR shares, to raise R401.7 million (also referred to as the WAR rights offer). JCI Limited undertook to advance a bridging loan of up to R400 million to WAL, repayable out of the proceeds of the WAR rights offer. JCI furthermore agreed to follow its rights entitlement in respect of its entire 35.6% shareholding in WAL and to underwrite the balance of the WAR rights offer for which irrevocable undertakings to subscribe for rights offer shares were not received.

227 Settlement of US$2 000 000 loan – from Beachcove Holdings (Pty) Limited
228 Noted that Morgate and Clifton Dunes 67 were parties to the purchase of 20 % shares in Boschendal Furthermore included in shares are 4 857 400 shares which were sold on 19 May 2003 whereof the proceeds were paid into Weston Investments account in Australia

Subsequently to the above, Inkwenkwezi, a broad based empowerment consortium, majority owned and controlled by HDSA and led by Mkwanazi, the non executive chairman of WAL and RER, have agreed to acquire from Anglo and Tawny, wholly owned subsidiaries of Anglo American plc, their entire 18% shareholding of 19 million WAR shares at 3 750 cents per share, subject to certain adjustments.

10.22.2 The Consortium Sale Agreement

An agreement, termed the Consortium Sale Agreement was entered into on 9 June 2004 between Tawny, Anglo, Chestnut and REC in terms whereof Anglo agreed to sell 5 268 800 ordinary WAR shares and 13 738 507 ordinary WAR shares to Chestnut[229].

Simultaneously, an agreement termed the Randgold Sale Agreement was entered into on 9 June 2004 between Anglo and REC in terms whereof Anglo agreed to sell 5 268 800 ordinary WAR shares to REC by not later than 15 June 2004, providing certain conditions precedent were met. The shares purchased, would be pledged to Anglo as security until the obligations in terms of the purchase price were met by REC[230].

An Option Agreement was entered into between REC and Chestnut on a date not specified in the agreement in terms whereof REC undertook to sell their 5 268 800 ordinary shares to Chestnut upon release of the said shares from the pledge to Anglo[231].

In terms of a copy of a resolution, passed by the directors of Anglo on 8 June 2004:

- 5 268 800 ordinary shares would be sold to REC for an amount of R197 580 000.00 plus interest at 1.5% above prime from 1 April 2004, payable on or about 29 June 2004; and
- 13 738 507 ordinary shares would be sold to Chestnut for an amount of R515 194 012.50 plus interest at 1.5% above prime, payable by 1 November 2004. If Chestnut paid the purchase price in full by 1 November 2004, the purchase price would be reduced by R30 million.

Should Chestnut have failed to pay the purchase price by 1 November 2004, Anglo would be entitled to repurchase the 5 268 800 WAR shares at a R70 million discount, or claim a penalty of R70 million. As security for the abovementioned obligations, REC would pledge the 5 268 800 WAR shares in favour of Anglo.

229 Refer Exhibit 5.22.1
230 Refer Exhibit 5.22.2
231 Refer Exhibit 5.22.3

10.22.3 Findings

On 3 November 2004, WWB addressed a letter to REC in which it was *inter alia* recorded that[232]:

- The closing date of the above stated Consortium Sale Agreement was 1 November 2004 and that, on the closing date, certain requirement had to be fulfilled;
- Prior to 1 November 2004, REC and Inkwenkwezi requested from Anglo and Tawny the opportunity to pay the purchase price of the sale shares in a number of instalments over a period to 13 December 2004. Inkwenkwezi had subsequently informed Anglo and Tawny that it would not be able to pay the purchase price in the manner proposed by it; and
- That Anglo and Tawny were willing to allow REC and Inkwenkwezi the opportunity until noon on 10 November 2004 to furnish Anglo and Tawny with a written proposal as to how REC and Inkenkwezi would like to deal with the situation.

We requested details of REC's response to the above stated correspondence by WWB, but could not be presented with any[233]. Accordingly we are not sure as to what response REC gave to WWB in this regard.

The general ledger of CMMS indicates that as at 31 March 2005, a loan account in the name of Inkwenkwezi was recorded, indicating that Inkwenkwezi was indebted to CMMS in an amount of R85 865 625.00. We established that this related to the following two payments made from the T-Sec trading account:

- 30 December 2004 – R42 932 812.50; and
- 30 December 2004 – R42 932 812.50.

The above stated amounts were transferred to the Randgold/Masupatsela loan account 151810 in the books of account of CMMS on 1 December and 31 December 2004 respectively. It is accordingly evident from the above that the one transaction, amounting to R42 932 812.50, was transferred out of the Inkwenkwezi Loan account (account 151885) on 1 December 2004 to the Randgold/Masupatsela loan account (account 151810) before the amount was allocated to the Inkwenkwezi loan account from the T-sec trading account.

[232] Refer Exhibit 5.22.4
[233] Various requests made to Marleen Schalkwijk on 22 November 2005, 30 November 2005, and 7 December 2005

We assume that the difference in actual transaction dates relate to the fact that some entries were processed as month end journals as opposed to the actual date on which the transaction took place. The overall amount, transferred to the Randgold/Masupatsela account, amounted to R85 865 625.00 and was transferred back to the Inkwenkwezi loan account at year end, being 31 March 2005, resulting in a debit balance in the account for the aforesaid amount.

We also noted a similar transaction, amounting to R42 932 812.50 in value, which was debited to the Inkwenkwezi loan account (account 151885) on 25 February from the T-Sec trading account and transferred at an earlier date, namely 15 February 2005, to the Randgold/ Masupatsela loan account. This amount was not transferred back at year end to the Inkwenkwezi loan account as was the case with the R85 865 625.00, described at the paragraph above.

During discussions with accounting staff at CMMS, we were informed that the amount of R85 865 625 should actually be reflected in the books of account of REC and that this entry would be corrected. We were informed that the entry has already been corrected in the books of Randgold[234]. The funds, having been paid in respect of a transaction unrelated to CMMS, should have been charged against REC if REC funded Inkwenkwezi.

10.23 Shares in Simmer & Jack

10.23.1 Background

An extract from the records of STRATE recorded that the following shareholders held shares in Simmer & Jack in beneficial capacity as at 29 October 2004[235]:

- CMMS: 85 117 855;
- REC: 40 000 000;
- Continental: 40 000 000;
- CMC:9 422 800; and
- SIS Segaintersettle AG: 19 728 327.

[234] As per consultation with Marleen Schalkwijk on 22 November 2005
[235] Refer Exhibit 5.23.1

An extract from the records of STRATE recorded that the following shareholders held shares in Simmer & Jack in beneficial capacity as at 31 December 2004[236]:

- CMMS: 85 117 855;
- REC: 0;
- Continental: 0;
- Orlyfunt: 344 600
- CMC:422 800; and
- SIS Segaintersettle AG: 109 342 289.

On 12 December 2005, one Landau of Continental addressed a letter to Gray in which he proposed a settlement by JCI Limited to Continental in respect of a position which he described in the following manner[237]:

"Subsequent to the 2004 transaction, it became apparent to John Stratton that the 80m Simmer and Jack shares had either been pledged or sold to third parties as part of a transaction whereby JCI disposed of its interest in Simmer and Jack Mines for the benefit of JCI/Randgold. It is now apparent that all or part of the 80m shares were disposed of for JCI's benefit without Continental's knowledge."

Hence, we were requested by Gray to determine whether Landau's claims had substance and, if so, whether further obligation arose on JCI Limited or CMMS. We thus set out hereunder the:

- Chronology of events relevant to the Simmer & Jack shares of Continental; and
- The facts relevant to the obligation in respect of Simmer & Jack shares sold by CMMS.

In addition to the above, we were requested to determine the basis on which the shareholding of Simmer & Jack was restructured to introduce Jaganda as a shareholder of Simmer & Jack. Hence, we set out hereunder the various share movements in the Jaganda deal and determine the basis of the loan account converted.

---

[236] Refer Exhibit 5.23.2
[237] Refer Exhibit 5.23.3

10.23.2 The sale of Simmer & Jack shares to Topgold AGmvK

On 25 August 1999, Continental exercised an option to purchase 75% of REC's holding in TGME in order for Continental to acquire 100% of the issued share capital of TGME[238]. The purchase price, due and payable by Continental to REC, comprised a cash payment of R550 000 and the issuing of a convertible note of R8 600 000 and such arrangement was changed effective 25 August 1999 to a cash payment of R9 150 000, which was settled by way of REC having made a loan in such amount to Continental, which loan had to be repaid by 30 June 2001.

On or about 4 October 1999, Continental sold its entire shareholding in TGME to Simmer & Jack for a purchase consideration of R32.5 million, which had to be paid by way of a cash payment of R500 000 to Beachcove and by way of 80 million Simmer & Jack ordinary listed shares being issued to Beachcove at an issue price of R0.40[239]. These shares were issued to Continental on 24 October 2000 and marked *"Non Resident"*[240].

On 14 September 2000, Continental however agreed with REC that the 80 million Simmer & Jack shares, so acquired, be pledged to REC as security for Continental's obligation to pay the purchase price for the acquisition of 75% of the shares in TGME from REC[241].

On 30 January 2002, Stratton advised the chair person of REC that Continental was in default of its obligation to repay the loan to REC and he indicated their willingness to vary the obligation of Continental to REC by transferring 40 million Simmer & Jack shares to REC in full and final settlement of Continental's obligation to settle the loan from REC[242]. Apparently Stratton received no response to this letter as, on 26 April 2002, he wrote another letter to the chair person of REC in which he recorded the following[243]:

"Further to my correspondence of 30 January 2002 and the subsequent conversation in respect of the Simmer & Jack shares *held by Continental Goldfields, I confirm the following:*

Continental holds 80,000,000 shares in the issued capital of Simmer & Jack.

I further confirm that we are prepared to relinquish 40,000,000 of those shares to Randgold & Exploration in full and final settlement of the indebtedness which exists between Continental and Randgold."

---

238 Refer Exhibit 5.23.4
239 Refer Exhibit 5.23.5
240 Refer Exhibit 5.23.6
241 Refer Exhibit 5.23.4
242 Refer Exhibit 5.23.8
243 Refer Exhibit 5.23.9

A minute of the meeting of the directors of REC, held on 25 October 2002, recorded that REC were happy to consider taking the 40 million Simmer & Jack shares from Continental, but after a due diligence review of Simmer & Jack had been performed[244]. This minute was signed by RAR Kebble on 5 June 2003. We noted an unsigned copy of a REC letter, dated 17 December 2002, in which Stratton was advised that REC extended the repayment date of the loan to 28 February 2003[245].

On 30 May 2003 and 6 July 2003, respectively, Stratton again offered to settle the loan due to REC by Continental by means of transferring 40 million Simmer & Jack shares to REC[246].

Amongst the documents, found on the servers at JCI Limited, we found, in soft copy, a document purporting to be an agreement between REC and Continental recording that Continental was indebted to REC in the amount of R13 831 469.18, apparently comprising the outstanding capital and interest of the loan due to REC, and that the parties agreed to the transfer of 40 million Simmer & Jack shares from Continental to REC in settlement of the said loan[247]. We could not determine whether this was actually signed and what the date of such agreement was, but it appears to have been implemented prior to January 2004 as the STRATE records at such date, referred to *supra*, indicate that REC held 40 million Simmer & Jack shares and that Continental held 40 million Simmer & Jack shares[248]. We set out infra the evidence indicating that, despite the aforementioned evidence, Continental may not have recognised this transaction.

On 4 November 2004, one M McChesney of Cheston Minerals (Pty) Limited advised Graham Goodwin of T-Sec to transfer 758 600 Simmer & Jack shares to the account of Orlyfunt as such shares were sold to Orlyfunt[249]. Again, on 4 November 2004, M McChesney again advised Screech Stephan, presumably also at T-Sec, to transfer 10 586 000 Simmer & Jack shares to the account of Orlyfunt, based on a sale of such shares from an entity, referred to as "*EGH*" to Orlyfunt. Orlyfunt had a trading account number 933549 at T-Sec[250].

[244] Refer Exhibit 5.23.10
[245] Refer Exhibit 5.23.11
[246] Refer Exhibit 5.23.12
[247] Refer Exhibit 5.23.13
[248] Refer Exhibit 5.23.1
[249] Refer Exhibit 5.23.14
[250] Refer Exhibit 5.23.15

It appears that, during December 2004, the Lion Capital Group AG had agreed to invest in Simmer & Jack. This appears from an e-mail message sent to JP Schumacher, the CEO of the Lion Capital Group AG, by RAR Kebble, which reads as follows[251]:

"I have just returned to South Africa and wish on behalf of the Simmer & Jack board to thank you both for your prompt and decisive decision to back the company on the basis that you did. It is indeed refreshing to deal with people like yourselves. I can assure you that all the stops will be pulled out in order to turn Simmers into a profitable and successful organisation.

The details of the *"book over" of shares will be finalized this afternoon and further correspondence will be forwarded to you. The shares for cash which will be taken up by the executive team should be completed by early next week. In aggregate this will mean that Simmers will have been funded to the tune of R33 million (thirty three million rand)."*

It is evident from the following e-mail from Miller to Oosthuizen that 100 million Simmer & Jack shares would have been bought by Lion Capital Group AG as part of the investment in Simmer & Jack, referred to above[252]:

"Hennie has been in touch with T-Sec to execute the bookover of 100m Simmers for R25m. Could you please execute the loan agreement between JCI and Simmers and arrange the banking details with T-Sec such that the funds are transferred to the Simmers Account as soon as T-Sec receive funds from Lion Capital."

Hence it appears that Buitendag instructed T-Sec on the transfer of the 100 million Simmer & Jack shares to Lion Capital Group AG and that the proceeds would be lent to Simmer & Jack by JCI Limited. Conceptually thus, it appears that it was intended that CMMS would sell Simmer & Jack shares and use the proceeds to create a debtor with, to wit Simmer & Jack.

On 10 December 2004, Beale forwarded an e-mail to JP Schumacher in which she recorded the following[253]:

[251] Refer Exhibit 5.23.16
[252] Refer Exhibit 5.23.16
[253] Refer Exhibit 5.23.17

"Please inform me when we will be receiving the R25m, and kindly give Mr Leonard Steenkamp of Tlotlisa Securities (Pty) Limited the details of the share account, in order for us to transfer the 100,000,000 Simmer & Jack Mines Limited electronic shares."

For settlement on 28 December 2004, T-Sec was advised that the 100 million Simmer & Jack shares had to be transferred to FNB as custodians of SIS Segaintersettle AG on behalf of the Lion Capital Group AG. As such, the 100 million shares were transferred and sourced from the following trading accounts at T-Sec[254]:

- 11 million shares were transferred from the trading account of Orlyfunt;
- 40 million shares were transferred from the account of REC;
- 40 million shares were transferred from the account of Continental; and
- 9 million shares were transferred from the account of CMC.

A further document, found amongst the documents at JCI Limited, indicates a similar distribution in the sources of the Simmer & Jack shares for purposes of compiling the parcel of 100 million Simmer & Jack shares sold to the Lion Capital Group AG[255]. It thus follows that CMMS sold the shares of REC, Continental, Orlyfunt and CMC in this transaction. It appears that the shares would beneficially be held by Top-Gold AG mvK, an international gold investment fund[256].

R25 465 419 was received in the trading account of CMMS at T-Sec by way of payment for the shares so transferred[257]. R5 million was paid from here to a Standard Bank of South Africa Limited Bank account number 331359928, held in the name of Simmer & Jack and the balance was applied to the collateral of the treasury activity of CMMS.

On 15 April 2005, Claude Pillay of Computershare requested from Beale an analysis of the Simmer & Jack shareholders in respect of the SIS Segainstersettle account. Beale replied by recording that, at 31 December (we presume 2004), the beneficial owners of the shares in that account were Continental, Orlyfunt, REC and CMC, but indicated that the manner in which the shares had to be disclosed, would have had to be discussed with Buitendag[258].

---

[254] Refer Exhibit 5.23.18
[255] Refer Exhibit 5.23.19
[256] Refer Exhibit 5.23.20
[257] Refer paragraph 9 *supra*
[258] Refer Exhibit 5.23.21

We found a further document in soft copy amongst the documents, recorded in the server at JCI Limited, purporting to be a JCI Limited resolution recording that the transaction with Top Gold AG mvK comprises a loan of the 100 million Simmer & Jack shares[259]. We did not find any evidence that this document was in fact executed as a resolution of JCI Limited. The contents of this document seem to reflect a notion consistent with the contents of an e-mail from JP Schumacher to RAR Kebble and Miller, in which he wrote the following[260]:

"I forwarded the scrip lending agreement to Bank Frick. Please send me the wire instructions. I will arrange the transfer immediately thereafter"

On 1 August 2005, Newfound Capital (Pty) Limited addressed a letter to Buitendag in which the following was recorded[261]:

"In terms of the scrip lending agreement dated 6 December 2004, the JCI Group companies lent 100 million Simmers shares to Top-Gold at 25 cents per share. In terms of the addendum dated 2 February 2005 Top-Gold purchased the 100 million Simmers shares and undertook to subscribe for a further 116 million Simmers shares and for the purpose thereof issued a R29 million guarantee in favour of Simmers."

We have found the agreements, referred to in the above mentioned correspondence, but it is evident that such initial scrip loan was subsequently converted to a sale of the said shares. We have furthermore not found any agreements or resolutions regulating the manner in which the parcel of 100 million Simmer & Jack shares were compiled to transfer to Top Gold AG mvK.

10.23.3 Obligation on CMMS in respect of Simmer & Jack shares sold

From the above chronology of events it is evident that CMMS has an obligation to return the following Simmer & Jack shares:

- 40 million to Continental;
- 40 million to REC; and

[259] Refer Exhibit 5.23.22
[260] Refer Exhibit 5.23.16
[261] Refer Exhibit 5.23.23

- 11 million to Orlyfunt.

We have however noted an e-mail from Beale to Martin van Zyl at T-Sec, in which she requested T-Sec to transfer 11 000 000 Simmer & Jack shares from the Consolidated Investments trading account at T-Sec to the trading account number 933459 for Orlyfunt[262]. This was to be funded from the transfer of some 85 540 655 Simmer & Jack shares from the Computershare register. However, as can be seen infra, these shares were merely transferred to and from the trading account of Orlyfunt.

We could not identify these obligations in the trial balance of CMMS.

It then remains to determine the manner in which the claim by Continental relates to the above mentioned state of affairs. The gist of Landau's letter to Gray was that JCI Limited had to give to Continental value equal to some AUD2.37 million, based upon the representations recorded in three agreements which Landau attached to his letter to Gray[263]. These agreements were the following:

- An agreement by and between Continental Goldfields and the International Financial Trust Company Limited, ostensibly signed on 14 June 2005 by persons unknown to us on behalf of the parties[264]. For purposes hereof, we refer to this agreement as the Sale Agreement;
- An agreement by and between JCI Limited, apparently signed by Stratton on the part of JCI Limited, and the International Financial Trust Company Limited, on whose part we cannot identify the signature. The agreement is dated 14 June 2005[265]. For purposes hereof, we refer to this agreement as the JCI Guarantee; and
- An agreement by and between Weston, the International Financial Trust Company Limited and JCI Limited, ostensibly signed on 21 July 2005[266].This agreement appears to have been signed by Stratton and Buitendag on behalf of Weston, by RB Kebble on behalf of JCI Limited and by an unknown person on behalf of the International Financial Trust Company Limited. For purposes hereof, we refer to this agreement as the Set-off Agreement.

[262] Refer Exhibit 5.23.7
[263] Refer Exhibit 5.23.3
[264] Refer Exhibit 5.23.24
[265] Refer Exhibit 5.23.25
[266] Refer Exhibit 5.23.26

In terms of the Sale Agreement, Continental sold 80 million Simmer & Jack shares to the International Financial Trust Company Limited for R12.8 million at R0.16 per share, utilising a rate of exchange between AUD and Rand of some R5.15. It is not clear why the purchase price was denominated in Rand. At 14 June 2005, Continental had no Simmer and Jack shares to sell in terms of the Sale Agreement due thereto that:

- 40 million of Continental's shares were transferred to Topgold AG mvK, apparently at the instance of Buitendag; and
- 40 million of Continental's shares were transferred to REC, from where they were transferred to Topgold AG mvK as set out *supra.*

The latter seems to be an important consideration as, should Continental contend that the said 40 million shares were not transferred to REC as aforementioned, it has as an implication that the loan from REC to Continental, in settlement of the purchase price for the interest in TGME and, which amounted to R9.7 million from 25 August 1999 at an annual compounded rate of interest of some 5%, remained unsettled.

In terms of the Sale Agreement, the International Financial Trust Company Limited had an obligation to pay the R12.8 million purchase price for the shares that Continental sold to it, but did not have. The JCI Guarantee refers to this agreement as its basis and recorded that JCI Limited guaranteed the obligations of the International Financial Trust Company Limited to Continental arising from the Sale Agreement.

The Set-off Agreement seems to be based upon the provisions of the Sale Agreement and the JCI Guarantee and recorded that since:

- The International Financial Trust Company Limited owed Continental AUD2 385 435 in terms of the Sale Agreement; and
- Weston owed the International Financial Trust Company Limited AUD2 974 472 due to a loan succession agreement.

The above mentioned two balances were set off against each other, leaving a balance due by Weston to the International Financial Trust Company Limited of some AUD589 037.

We noted that clause 1.1 of the Set-off Agreement recorded that set-off of the two debts occurred, yet that Weston, and JCI Limited, if Continental called upon the guarantee, still had to pay the purchase price of the Simmer & Jack shares due to Continental by the International Financial Trust Company Limited.

From the above, it is evident that Landau's claims to Gray, in his letter of 12 December 2005, is founded upon the above mentioned agreements.

Lamprecht referred us to the annual financial statements of Weston for the financial year ended 31 March 2006. These financial statements appear to have been signed by Stratton. Whilst his apparent signature was not dated, the auditor's signature was dated 15 September 2005[267]. Note 3 to the financial statements of Weston was captioned "*Non Cash Financing and Investing Activities*" and reads *inter alia* as follows:

"*During the period following various agreements between Weston Investments Pty Ltd, Randgold & Exploration Company Ltd "Randgold" and Continental Goldfields Limited "Continental", Weston Investments Pty Ltd was assigned an amount of AUD$3,074,472 owing to Randgold. An amount owing to Continental of AUD$2,374,064 was netted off leaving a residual unsecured balance liability from Continental of $700,408 (interest accruing quarterly at Australian bank bill rates).*"

and further:

"*On 2 March a Cession and Delegation agreement assigned the loan of $3,074,472 from Randgold to International Financial Trust Company Limited.*"

The following appears evident from the above:

- A debt, due by Continental to REC was assigned to Weston and the International Financial Trust Company Limited without any cash consideration being given to REC; and
- A debt due by JCI Limited to Continental was transferred to Weston where it was set of against the debt mentioned above.

[267] Refer Exhibit 5.23.27

The directors' report to the audited annual financial statements of Continental, as at 30 June 2005, signed by one CP Mostert on 30 September 2005, recorded the following[268]:

"*As announced on 21 June 2005, the company entered into an agreement to dispose of its shareholding in Simmer and Jack Mines Limited for AUD$2.48m (being Rand 12.8m with a locked in conversion to AUD at Rand 5.15)*"

This seems to agree with the provisions of the Sale Agreement and the JCI Guarantee, which are really matters separate and distinct from the Set-off Agreement. It is evident from note nine to the financial statements that Continental recorded the holding of 80 million Simmer & Jack shares in the comparatives, but not in their 2005 results.

Even though Continental appears to have been a party to the Set-off Agreement on 21 July 2006, some time prior to the issuing of these financial statements and despite the fact that Landau, a director of Continental, presented the Set-off Agreement to Gray, an amount of AUD2,38 million was still recognised as due to Continental at note seven to the annual financial statements. The debt due by Continental Goldfields to REC for the purchase price of TGME was settled when REC ceded its claim against Continental Goldfields to Weston on 30 June 2004, where it was set off against an amount due to Continental Goldfields by Weston[269].

It thus appears that Continental has paid REC for the acquisition of TGME and that JCI Limited owes Continental for the appropriation of the 80 million Simmer & Jack shares minus balances still due by Continental to Weston after settlement with the International Financial Trust Company Limited, the latter still owing money to REC.

10.23.4 The Jaganda deal and Simmer & Jack shares involved therein

During early 2005, Simmer & Jack reported in a circular to Simmers & Jack shareholders that "*Jaganda, a black economic empowerment company will, on completion of the rights offer, own 50,9% of the issued share capital of Simmers which will assist Simmers becoming compliant with the Mining Charter and the Mineral and Petroleum Resources Development Act, No. 28 of 2002, and at the same time fulfils the Company's vision for broad-based socio-economic upliftment*"[270].

[268] Refer Exhibit 5.23.28
[269] Refer Exhibit 5.23.29
[270] Refer Exhibit 5.23.30

It was proposed, at paragraph 1.2 of the circular, that:

- JCI Limited would subscribe for 5 year redeemable preference shares in Jaganda for R89.3 million;
- A consortium of Simmers & Jack management would subscribe for 5 year redeemable preference shares in Jaganda for R5 million;
- Simmers & Jack would proceed with the rights offer of 516 241 685 new Simmer & Jack shares;
- Jaganda would use the subscription from JCI Limited and the consortium to subscribe for 377 374 000 Simmer & Jack shares in the amount of R94.3 million by following the rights of shareholders who have undertaken not to follow their rights;
- Jaganda would underwrite the rights offer;
- JCI Limited and its subsidiaries undertook not to follow their rights in terms of the rights offer and have undertaken to dispose of 40.3 million Simmer & Jack shares should minority shareholders follow their rights; and
- Top-Gold AG mvK would acquire directly from JCI Limited and/or its subsidiaries and subscribe in aggregate for 216 000 000, Simmer & Jack shares at 25 cents per share by following the rights of shareholders who have undertaken not to follow their rights.

The rights offer circular recorded that 516 241 685 Simmer & Jack shares were offered in Simmer & Jack at a ratio of "*229.5 rights offer shares for every 100 Simmers shares held*"[271]. The rights offer circular recorded under the heading "*UNDERWRITING AND UNDERTAKINGS TO SUBSCRIBE FOR RIGHTS OFFER SHARES*" that Jaganda, in terms of an undertaking agreement, "*has undertaken to subscribe for 377 374 000 Simmers shares in the amount of R94 343 500 by following the rights of shareholders who have undertaken not to follow their rights, on the basis that the major shareholders have undertaken not to follow their rights offer entitlement in respect of no less than 377 374 000 shares*".

It was further recorded that "*Top-Gold will acquire directly from JCI and/or its subsidiaries and subscribe in aggregate for 216 000 000 Simmers shares at 25 cents per share by following the rights of the major shareholders who have undertaken not to follow their rights entitlement*".

[271] Refer Exhibit 5.23.31

It was also recorded that JCI Limited, through the holdings of its subsidiaries and associated companies, agreed to facilitate the rights offer by:

- Using the proceeds of the repayment of its loan account of R69.752 million to subscribe for preference shares in Jaganda. Jaganda would then use the proceeds, obtained for the preference shares, as well as the R5 million of preference shares the Simmers & Jack management would subscribe for, to subscribe for the rights offer shares that would represent 50.9% of Simmer & Jack share capital after the rights offer; and

- Not following its rights offer entitlement and to the extent that minority shareholders followed their rights, to sell sufficient Simmer & Jack shares to result in Top-Gold AG mvK acquiring a shareholding of 21.90% in Simmer & Jack.

Pearcey confirmed the contents of the circular. He informed us that the rights issue was arranged for Jaganda to obtain the 377 374 000 Simmer & Jack shares.

Pearcey provided us with a copy of a schedule setting out the calculation of the shares[272]. This schedule is undated and reflected the aggregate of the issued shares before the rights issue and the share incentive shares, as 224 941 911 Simmer & Jack shares. The rights offer, at the ration of 229.5 shares for every 100 held, is reflected as 516 241 685 Simmer & Jack shares with total shares issued, after the rights offer, of 741 183 596.

The schedule further recorded the shareholding before the rights offer, the share entitlement with the rights offer and the shareholding subsequent to the rights offer. For ease of reference, we tabled the before and after shareholding in the table below:

Shareholder	Before	Rights ratio	After
CMMS	85 118 055	195 345 936	280 463 991
REC	40 000 000	91 800 000	131 800 000
Continental	40 000 000	91 800 000	131 800 000
CMC	9 422 800	21 652 326	31 048 126
Share Incentive Trust	21 500 000	49 342 500	70 842 500

272 Refer Exhibit 5.23.32

Shareholder	Before	Rights ratio	After
Orlyfunt	11 344 600	26 035 857	37 380 457
Minorities	17 556 456	40 292 066	57 848 522
Total	**224 941 911**	**516 241 685**	**741 183 596**

The schedule recorded the Simmer & Jack shareholding, subsequent to the rights offer, when Top-Gold AG mvK and Jaganda received their shares, in respect of the shareholding of the above, as follows:

Shareholder	Shares
CMMS	7 985 740
REC	40 000 000
Continental	40 000 000
CMC	9 422 800
Share Incentive Trust	21 500 000
Orlyfunt	11 344 600
Top-Gold AG mvK	216 000 000
Jaganda	377 374 000
Minorities	17 556 456
Total	**741 183 596**

Pearcey, in an e-mail dated 1 June 2005 to Berry, recorded the shareholding in Jaganda "*according to my interpretation of the various contracts*". He recorded that Jaganda issued 262 000 ordinary and 377 374 000 5% fixed rate non-cumulative redeemable preference shares.

The holders of the ordinary shares were recorded as[273]:

Shareholder	Shares	Percentage
Msobomvu Mining	1 339 260	51.00%
RAR Kebble	257 348	9.80%
GT Millar	257 348	9.80%

[273] Refer Exhibit 5.23.33

Shareholder	Shares	Percentage
J Berry	257 348	9.80%
GP Wanblad	257 348	9.80%
R Watson	257 348	9.80%
Total	**2 626 000**	**100%**

The preference shareholders were recorded in the e-mail as:

Shareholder	Shares
JCI	200 000 000
JCI	157 374 000
RAR Kebble	4 000 000
GT Millar	4 000 000
J Berry	4 000 000
GP Wanblad	4 000 000
R Watson	4 000 000
Total	**377 374 000**

Pearcey informed Computershare in an e-mail, dated 25 July 2005, "*As instructed by the directors and in terms of the circular dated 20 June 2005, please issue 377 374 000 (three hundred and seventy-seven million, three hundred and seventy-four thousand) ordinary shares to*" Jaganda. Kenneth Forsyth from Computeshare replied to Pearcey on the same day, informing him that the shares were allotted as requested[274].

According to Pearcey, Jaganda received their 377 374 000 Simmer & Jack shares as agreed and JCI Limited received 357 374 000 preference shares in Jaganda.

[274] Refer Exhibit 5.23.34

The preference shares that JCI Limited received, were confirmed in an e-mail from Beale to Henning on 26 July 2005[275]. In the e-mail she indicated to Henning that *"there are only 157,374,000 Jaganda pref's available to JCI, the balance of 200,000,000 are pledged to New Found until 2006 in terms of the Simmers Rights Offer"*.

We believe that the schedule we received from Pearcey might be a planning schedule, as T-Sec confirmed to us that they received 85 117 855 Simmer & Jack shares from Computeshare into the Consolidated Investments account 648410 on 7 April 2005. The same day, 11 000 000 Simmer & Jack shares were transferred to the Orlyfunt account held at T-Sec. The 11 000 000 Simmer & Jack shares were returned to the Consolidated Investments trading account on 20 May 2005.

Later 74 500 000 Simmer & Jack shares were transferred to Sanlam Stockbrokers at Computershare as security for funding received from Newfound, dealt with *infra*. A document, which we obtained from the computer of Avril Field, indicated that 74 500 000 Simmer & Jack shares were sold to Newfound[276].

T-Sec informed us that 20 386 000 Simmer & Jack shares were transferred to Investec as security and that the balance of the Simmer & Jack shares in the Consolidated Investment account were sold into the market.

According to the general ledger of CMMS and statements of T-Sec, R25 000 000.00 was received from Topgold of which R20 000 000.00 was used for operational expenditure by CMMS and R5 000 000.00 was allocated to the Simmer & Jack loan account number 155766 in the books of account of CMMS.

We also noted that an internal reconciliation of CMMS reflected an amount of R1 500 000.00 as payment received, but we found no proof that such an amount was deposited into the bank account of CMMS. The possibility that the amount forms part of a guarantee that was provided cannot be excluded at this stage. We do however include the amount into our cash received calculation.

The following bank guarantees were issued:

[275] Refer Exhibit 5.23.35
[276] Refer Exhibit 5.23.36

- R29 000 000.00 by Topgold AG mvK;

- R300 000.00 by RAR Kebble. It is our understanding that RAR Kebble stood in for Watson to this amount as part of the Management Consortium guarantee, which was, as we understand it, provided to Tabacks Attorneys and ultimately paid into their trust account[277];

- R4 700 000.00 by the Management Consortium, which, as we understand it, was provided to Taback Inc and ultimately paid into their trust account[278];

- R18 500 000.00 by Newfound, in the form of a bank guarantee from BOE, which was paid directly to Simmers & Jack[279]; and

- R308 364.00 from Jaganda in terms of a guarantee to underwrite the transaction.

The Simmer & Jack loan account in the books of account of CMMS amounted to R69 530 269.02 as at the end of December 2004[280]. The breakdown of the balance reflected in the said ledger account, is described *infra.* The balance, reflected in the said loan account as at 31 December 2004, was utilised as a swap for part of the purchase price of the shares obtained in Simmer and Jack.

Accordingly, our calculation of the cash received, or equivalent thereof, for the shares in Simmer & Jack, amounted to:

Detail	**Amount R**
Cash received	5 000 000.00
Other amounts	1 500 000.00
Guarantees received	52 808 364.00
CMMS loan account balance as at 31 December 2004	69 530 269.02
Total	**128 838 633.02**

277 As per consultation with Charles Turner on 24 March 2006
278 As per consultation with Charles Turner on 24 March 2006
279 Refer Exhibit 5.23.37
280 Refer Exhibit 5.23.38

The transaction consisted of 377 374 000 Simmer & Jack preference shares to be issued to Jaganda at a value of 25 cents per share resulting in an overall price of R94 343 500.00. The said overall price consisted of the following:

- The Simmers & Jack loan account in the books of account of CMMS, described *infra*, amounting to R69 530 269.02. We noted in correspondence that reference was made to the balance of the loan account as at the end of December 2004 as being R69.7 million, but we could not agree this amount to the balance reflected in the loan account of Simmer & Jack in the general ledger of CMMS as at 31 December 2004. We were however informed that the balance of the ledger account was reconciled and agreed upon by all relevant parties, hence the reference to R69.7 million in various correspondence[281]; and

- The R25 000 000.00 loan from Topgold AG mvK to CMMS regarding 100 000 000 Simmer & Jack ordinary shares, initially lent to and later sold to Topgold AgmvK.

By combining the R69 530 269.02 and R25 000 000.00 together, a result of R94 530 269.02 is obtained, which is different from the R94 343 500.00 specified as the purchase price; the difference we assume being mainly attributable to the fact that we could not find any substance to the fact that the Simmer and Jack loan account amounted to R69.7 million as at 31 December 2006, as described at the first bullet directly above.

Furthermore, the following guarantees provided, should also be included in the transaction:

- R5 000 000.00 in respect of the 20 000 000 Simmer and Jack preference shares purchased by the consortium;

- R29 000 000.00 in respect of the 116 000 000 Simmer and Jack preference shares purchased by Topgold AG mvK; and

- R308 364.00 in respect of a bank guarantee provided by Jaganda regarding the underwriting of the transaction.

The overall transaction value, if all the above aspects are taken into consideration, amounted to R128 838 633.02, which is equivalent to our cash received calculation as specified above.

[281] As per consultation with Charles Turner on 24 March 2006

We noted that the general ledger loan account number 155766 in the books of account of CMMS was styled Loan – *"P +2% Simmer & Jack #2"*. The account reflected a debit balance of R69 530 269.02 as at the end of December 2004. The balance reflected in the ledger can be summarised as follows:

- Amounts previously on Accpac and transferred to Great Plains, of which we have no specific details – R14 385 465.91;
- Payments made by CMMS to Simmer & Jack – R36 708 771.64;
- Repayments by Simmer & Jack to CMMS – R4 000 000.00;
- Interest raised to the loan account by CMMS – R22 362 175.51;
- Other expenses paid on behalf of Simmer & Jack – R154 711.84; and
- Journal reallocation – R50 918.84 (credit);

Subsequent to the end of December 2004, the following entries were processed to the loam account:

- Interest for December to February – R2 248 806.11;
- Cash book payment to Simmer & Jack – R1 500 000.00;
- Interest of R801 519.15;
- A credit transaction in respect of R3 000 000.00, of which the corresponding entry was debited to the Orlyfunt loan account in respect of the Simmer & Jack/Bobsat shares and claims;
- A debit of R5 000 000.00 regarding an amount paid to Standard Bank account 331359928;
- Purchases amounting to R432.80; and
- A journal entry, crediting the loan account, with an amount of R94 752 057.00. The transaction had an inscription in the ledger indicating "*Repayment loan by shares*". The underlying journal voucher J2448 and supporting vouchers indicate that the transaction related to the purchase of 357 374 000 Simmer & Jack shares.

The above stated transactions resulted in the account reflecting a credit balance of R18 669 026.42 as at the end of July 2005.

It is evident from the underlying agreements that the Simmer & Jack loan account in the books of account of CMMS, as at 31 December 2004, should have been utilised to the extent of R89 343 500.00 as an offset of part of the purchase price of the Simmer & Jack shares[282].

Accordingly we are not in agreement that the credit, amounting to R94 752 057.00, which was processed in terms of journal voucher J2448 to the Simmers & Jack loan account number 2, is correct and should be rectified to reflect a figure of R89 343 500.00[283].

Furthermore the R18 500 000 loan advanced by Newfound to CMMS, which was paid directly to Simmer & Jack, was not reflected in the Simmer & Jack loan account in the books of account of CMMS. Therefore, the said loan account should be debited with R18 500 000 and a Newfound loan account should be credited with the same amount. We understand that this amount, whilst representing a loan from Newfound to JCI Limited, was paid directly to Simmer & Jack.

10.24 Investment in Kirstenberry Lodge - Account number 101070

10.24.1 Introduction

We were informed that RB Kebble had a loan with CMMS in terms whereof the properties, mentioned below, were pledged as security for the said loan. The properties were sold to CMMS and the debt owed by RB Kebble was set off against the purchase price of the properties. The properties, related to the purchase price, were registered in the name of Kirstenberry and OT80 and it is our understanding that CMMS purchased the said companies from RB Kebble in order to obtain the properties.

We obtained the following information from publicly available sources in respect of Kirstenberry:

- No previous name, subsidiaries, associates or ultimate parent was identified;

[282] Refer Exhibit 5.23.39
[283] Refer Exhibit 5.23.32

- The current directors were:
  - Vauhan Grantland Bray (appointed 10 March 1935);
  - Buitendag (appointed 10 March 2004);
  - RB Kebble (appointed 10 March 2004);
  - Stratton ((appointed 10 March 2004);
  - Lamprecht (appointed 12 May 2005); and
  - Mattheys Johannes de Beer (appointed 18 November 2004).
- CMMS was the company secretary of the company.

10.24.2 Agreement of sale

A sale agreement was entered into between RB Kebble and CMMS on 17 March 2004. Although we are not examiners of disputed documents, the following parties appear to have signed the said agreement[284]:

- Swanevelder; and
- RB Kebble.

In terms of the agreement, CMMS purchased the shares of and claims in Kristenberry and OT80 for an overall purchase consideration of R30 224 655.00.

10.24.3 Findings

The mortgage bonds, registered over the said properties at the time of purchase, were as follows:

Property	Bank	Value of the bond in Rands
Erf 39 Bishopscourt	BOE	3 863 000
Erf 343 Bishopscourt	BOE	3 500 000

[284] Refer Exhibit 5.24.1

Property	Bank	Value of the bond in Rands
Erf 344 Bishopscourt	Standard	5 700 000
Erf 347 Bishopscourt	Saambou	1 400 000
Erf 348 Bishopscourt	Saambou	1 400 000
Total of above Bonds		15 863 000

RB Kebble was granted a loan of R30 244 654.85 from CMMS and the properties, mentioned above, were pledged as security for the said loan. The aforesaid funds were used to settle the following outstanding debt of RB Kebble in the books of account of CMMS:

Account number	Account name	Amount R
174000	Sundry Debtors	90 447.67
174501	Sundry Debt – RB Kebble Consolidated Investment	1 011 842.50
211450	Sundry Creditors – Tradek	17 668 314.22
175747	Sundry Debt – New Heights	1 261 326.77
174505	Sundry Debt – C Cornwall	484 567.35
174520	Sundry Debt – RAR Kebble	4 511 041.22
212100	Sundry Creditor – RAR Kebble	5 217 115.12
	Total debt settled	**30 244 654.85**

The result of the aforesaid transaction was that the loan account 101070 was debited in the books of account of CMMS with R30 244 654.85 and the accounts, mentioned in the table above, were credited with the respective amounts indicated.

Subsequent to the original loan being advanced to RB Kebble, CMMS purchased the properties pledged to them as security, for a consideration of R30 244 654.85. When the properties were purchased by CMMS, the ledger account 101070 was credited with the said amount and the following accounts were debited with the respective amounts indicated in the table below:

Account number	Account name	Amount R
151001	Loan – JCI (payment made to sundry creditors)	3 006 989.13
155273	Loan – Gem Diamonds	81 453.00
151070	Loan – JCI Property Developers (Pty) Limited (value of the asset)	25 264 674.98
211300	Sundry Creditors – Balderson	891 537.74
211000	Sundry Creditors	1 000 000.00
	Total debt settled	**30 244 654.85**

The asset in the JCI Property Developers (Pty) Limited ledger account has subsequently been transferred to the ledger account 121030, being Investments, in the amount of R20 721 071.31 and the balance to the loan account of Kirstenberry.

The bond repayments and running expenses for the properties, mentioned above, totalling R2 268 923.29, for the period 1 April 2003 to 31 March 2004, were allegedly paid by RB Kebble. CMMS reimbursed RB Kebble by decreasing his sundry debt account number 174501 and increasing the loan account number 151830 of Kirstenberry.

We obtained an independent valuation from Faranani in respect of the properties mentioned above and which were purchased by CMMS.

A comparison of values, related to the properties purchased by CMMS, was performed insofar as at the said valuations, the registered bond amounts and the amount paid for each respective property were compared with each other as are set out in the table below:

Property details i.e. stand number	Valuation by Faranani as at February 2005 R
39	6 500 000
343	4 480 000
347	4 640 000
348	4 480 000
Sub Total	**20 100 000**
344 #1	8 700 000
Total	**28 800 000**

#1: This property was sold in November 2005 to Moxley Paul Edward King.

The valuation by Faranani should be adjusted to reflect a valuation value as at March 2004. We were informed by Faranani that property value escalates by approximately 33.5% in the Bishopscourt area. We are however adopting a conservative approach and are reducing the value by 25% for an 11 month time frame. Accordingly, the value is reduced by R5 280 000.00 to reflect an amended value of R23 520 000 as at March 2004.

Our calculation of the losses, sustained by JCI regarding the purchase of Kirstenberry Lodge, is as follows:

	R
Bond instalments	15 863 000.00
Expenses allegedly paid by Kebble	2 268 923.29
Excess price paid if compared to valuation	6 724 654.85
	24 856 578.14

We found no resolution for the granting of the loan to RB Kebble. We did however find a resolution, passed on 12 March 2004, pertaining to the sale agreement between RB Kebble and CMMS. Swanevelder was granted the power to sign all documentation in this regard on behalf of CMMS[285]. This resolution was signed by RB Kebble, Buitendag and Swanevelder.

The resolution of the directors of Kirstenberry was passed on 2 August 2005[286]. An exclusive mandate for the sale of the properties was granted to Pam Golding. Griffiths was granted the authorisation to sign all documents relating to the sale of the property. The resolution was authorised by Bray, Buitendag, Kebble and Stratton.

10.24.3.1 Conclusion

The loan granted to RB Kebble and the purchase of the properties did not hold any financial benefit to CMMS. RB Kebble, however, benefited in the amount of R24 856 578.14 from the transaction.

[285] Refer Exhibit 5.24.2
[286] Refer Exhibit 5.24.3

Erf 344 was sold for R7 500 000.00, whereas the independent valuation by Faranani indicated that the property was valued at R8 700 000.00.

10.25 Investment in Skygistics

10.25.1 Introduction

Skygistics, previously Startrack Africa (Pty) Limited, was founded and incorporated in 2000. JCI Limited held a direct interest of 36% in Skygistics at the time. Skygistics specialised in enterprise asset management, offering visibility and management of core assets, utilising their *"Globalwave System"*.

Startrack Communications, situated and incorporated in Australia, developed the Startrack ROAMS system, providing IT solutions for remote systems control, data acquisition and asset management. They have also developed the MarineTrack; EnviroTrack and TransTrack solutions, which provided marine and environment information, weather monitoring, and asset tracking facilities. The asset tracking facilities operated via an earth station located in Australia and which captured satellite signals (which are captured by a beam which covers a footprint of the earth), unbundled the data (by a process known as Packet Processing Switching) and transmitted the then user friendly data via radio signals to the client (+/-30-60 seconds later). It is our understanding that the satellite operations were housed in the company called Startrack Australia.

The initial group structure of the Stratrack group, identified during our investigation and limited to the involvement of JCI Limited in the group, was as follows during the 2000 financial year:


Startrack Communications Limited (Australia)
10%
100%
Skygistics (Pty) Limited, previously Strartrack Communications Africa (Pty) Limited
Startrack Communications (Australia) (Pty)
100%
36%
34%
10%
Small Investors
- Van Staden
- WL Nkuhlu
- EB Molefe
- LG Njenje
JCI Limited
Malodzi Resources
Graceford Holdings
60%
Datatrack

2148

Through various transactions, as described in more detail in this report, JCI Limited increased its shareholding in Skygistics from 36% to 72% during the 2004 financial year. The original purchase price, as per the investment register of JCI Limited, reflected the purchase price as R3 600.00 in 2000. The additional 36%, which was acquired during the 2004 financial year, was acquired at a cost of R27 945 000.00 from various shareholders, a significant increase in the share price for a two year period. The shares were bought from the following shareholders:

- Graceford Holdings – 34%; and
- Various small investors 2%.

Based on a debt restructuring transaction, approved by the shareholders of Startrack Communications Limited (Australia), the full ownership of Startrack Australia was transferred to Weston on 8 January 2003. Weston was a wholly owned subsidiary of JCI (Jersey), of whom the ultimate parent company was JCI Gold. On 30 August 2004, Weston transferred the entire shareholding in Startrack Australia to Skygistics in terms of a sale agreement at a purchase price of AUD 1.00. During the period under investigation, Skygistics purchased the entity named and styled LEQ Leadership Enterprise in Intelligence (Pty) Ltd.

The current shareholding and group structure, based on our investigations, were as follows:


Beachcove Holdings Limited
10%
Skygistics (Pty) Limited, previously Strartrack Communications Africa (Pty) Limited
100%
Enterprise in Intelligence (Pty)
8%
10%
72%
100%
Small Investors
- Van Staden
- WL Nkuhlu
- EB Molefe
- LG Njenje
- LH Swanevelder
- GW Rode
JCI Limited
Matodzi Resources
Startrack Communications Australia (Pty)

2149

10.25.2 The Skygistics group

The companies, identified in this section, formed part of the Skygistics group, as identified during our investigation. Limited information of Startrack Communications was available and we were only able to obtain limited financial information and financial statements of the companies in the group for the period July 2000 to date.

10.25.2.1 Startrack Communications

Startrack Communications (registration number A.C.N. 009 155 971) was incorporated in Australia and listed on ASX. Its registered office was 945 Wellington Street, 4 Parker Place, West Perth WA 6005, Technology Park. Startrack Communications later changed its name to Konekt Limited.

Based on information obtained from the directors report to the interim results, dated 31 December 2002[287], Startrack Communications developed the Startrack ROAMS system, providing IT solutions for remote systems control, data acquisition and asset management. This was not a complete set of financial statements and we were unable to obtain any audited financial statements of Startrack Communications during our investigation.

As at 31 December 2002, the directors of Startrack Communications were:

- Stratton (Executive Chairman);
- Johan Haasbroek (Chief Executive Officer);
- Buitendag (Non Executive Director); and
- Landau (Non Executive Director).

As at 31 December 2002, Startrack Communications had a 10% equity interest in Skygistics, and a 100% equity interest in Startrack Australia.

[287] Refer Exhibit 5.25.1

10.25.2.2 Startrack Australia

Startrack Australia was incorporated in Australia, (registration number ABN: 79 086 437 283) and was a wholly owned subsidiary of Startrack Communications until 8 January 2003. Full ownership was then transferred to Weston in terms of a debt structuring transaction approved by the shareholders of Startrack Communications.

Evident from the director's report to the financial report, dated 31 March 2005[288], the principal activities of Startrack Australia were the selling of applications for the management and control of remote and mobile assets as well as the provision of accounting and company secretarial services. We were unable to obtain any financial records of this company during our investigation.

As at 31 March 2005, the directors of Startrack Australia were:

- Stratton; and
- Buitendag.

According to Eborall, Stratton was the driving force of the business, while Buitendag also played an active role, in that the building from which Startrack Australia operated was owned by Buitendag and Buitendag's son works for Startrack Australia. Buitendag, however, was no longer a director of Startrack Australia.

10.25.2.3 Skygistics

Skygistics was incorporated on 7 August 2000 as Daisy Street Investments No 154 (Pty) Limited (registration number 2000/018328/07) [289]. On 31 May 2001, the name of Daisy Street Investments No 154 (Pty) Limited was changed to Startrack Communications Africa (Pty) Limited. On 31 March 2005 there was a further name change from Startrack Communications Africa (Pty) Limited to Skygistics.

[288] Refer Exhibit 5.25.2
[289] Refer Exhibit 5.25.3

According to Van Staden, Startrack Australia was in operation approximately two years prior to Skygistics. When Skygistics was established, they used Startrack Australia to support their operations and hence chose a similar name for the company.

According to Eborall, the name change from Startrack Africa to Skygistics was due to the fact that LC du Preez was not satisfied that the name "Startrack" adequately portrayed the nature of the business.

The current directors of Skygistics were as follows:

- Buitendag (Appointed 7 August 2000);
- Stratton (Appointed 5 January 2001);
- Beale (Appointed 3 February 2002);
- Rasethaba (Appointed 12 August 2002);
- LC du Preez (Appointed 17 May 2004); and
- AR Nkuklu (Appointed 17 May 2004).

The company's business address was Time Square Office Park, Highveld Technopark in Centurion and its registered address was given as 28 Harrison Street, Johannesburg.

The financial statements of Skygistics, dated 31 March 2005[290], described the nature of Skygistics's business as follows:

"The current business operations of the group are to provide services and sell products relating to electronic remote asset management systems and related activities."

At the date of this report, Skygistics had the following subsidiaries:

- LEQ Leadership Enterprise in Intelligence (Pty) Limited; and
- Startrack Australia.

[290] Refer Exhibit 5.25.4

The shareholders of Skygistics

We obtained an un-audited copy of the financial statements of Skygistics, dated 30 June 2001[291]. In the directors' report to the financial statements, the following were noted in respect of the share capital:

"Share Capital

The company was incorporated on 7 August 2000 with and authorised share capital of R4,000, comprising 4,000 ordinary shares of R1 each. On 7 August 2000 1,000 shares were allotted as the initial share capital of the company.

On 8 February 2001, the authorised share capital was increased to R100,000, comprising 100,000 ordinary shares of R1 each. On this date the par value of the shares was changed from R1 each to 0,1 cent each. The company now has an authorised share capital of R100,000, comprising 100,000,000 ordinary shares of 0,1 cent each.

On 8 February 2001 a further 9,000,000 shares were allotted at a premium of R7,380,979, as additional capital of the company."

The initial shareholders of Skygistics were the following[292]:

Allottee	**Number of shares**	**Percentage**	**Amount paid R**
JCI Gold	3 600 000	36	3 600.00
Startrack Communications	1 000 000	10	1 000.00
Matodzi	1 000 000	10	1 000.00
Graceford	3 400 000	34	3 400.00
Various small investors	1 000 000	10	1 000.00
Total	**10 000 000**	**100**	**10 0000.00**

It appears that the initial issue of shares was made to JCI Gold on 7 August 2000. The

291 Refer Exhibit 5.25.5
292 Refer Exhibit 5.25.6

remainder of the allotments were made on 8 February 2001 and was reflected on the share register on 14 February 2001[293]. The share premium was not reflected, only the share capital paid.

Based on information in the register of members' share transfers, recorded on Cosec[294], it appears that, subsequent to the initial allotment, the following transfers of shares took place during the period under investigation:

Transferor	Number of shares	Value R	Amount paid R	Transferee	Date Transferred
Startrack Communications	1 000 000	0.48	482 370.00	Beachcove	17 November 2003
Graceford	3 400 000	7.50	25 500 000.00	JCI Gold	30 November 2003
J Haasbroek	35 000	9.14	320 000.00	JCI Gold	01 December 2003
J Haasbroek	65 000	15.38	1 000 000.00	JCI Gold	01 March 2004
LG Njenje	150 000	7.50	750 000.00	JCI Gold	31 March 2005
Total	**4 650 000**		**28 052 370.00**		

Based on the above, the average transfer price per share was R6.12, the highest price was paid by JCI Gold to J Haasbroek at R15.38 per share and the lowest price was R0.48 paid by Beachcove to Startrack Communications.

10.25.2.4 Graceford

Graceford was a 60% shareholder of Datatrack. The shareholders' agreement of Datatrack was signed by Van Staden in his capacity of director of Graceford. In an e-mail from Maillard to Van Staden, however, Maillard confirmed that the only director of Graceford was Laval Law How Hung.

In a letter, dated 28 August 2001 and addressed to Michelle Hancock of the Federal Trust Company Limited in Mauritius, Buitendag indicated the following regarding Graceford Holdings Limited[295]:

[293] Refer Exhibit 5.25.6
[294] Refer Exhibit 5.25.7
[295] Refer Exhibit 5.25.8

"The above shares are being held by Graceford Holdings Limited on behalf of The Graceford Trust."

and further:

Graceford is being managed by Inter-Ocean Management Limited..."

The letter further indicated that Inter-Ocean Management was situated in Mauritius.

Based on a copy of financial statements obtained of the Graceford Trust, it appears that the trust was set up for the benefit of *inter alia* Buitendag, Stratton, RAR Kebble, RB Kebble, Diamond Logistics, Poole and various other trusts that appear to belong to Buitendag, the Kebbles and Stratton. This is based on a type of *"analysis financial statements"* that appears to split the income and expenses as well as the assets and liabilities of the trust in various columns, whilst the headings of the columns referred to the individuals/entities mentioned above. We did not investigate this matter any further at this stage.

As mentioned at section 10.25.2.3 *supra*, 3 400 000 Skygistics shares (being 34%) were initially allotted to Graceford at 0.001 cent per share. In a document captioned *"Startrack Communications Africa (Pty) Limited"*, located on Bailey's computer, it was recorded that these shares were held by Graceford on behalf of the following beneficiaries[296]:

Beneficiary	**Number of Shares**
Federal Trust (Mauritius) Ltd – Diamond Trust*	500 000.00
Federal Trust Co. Ltd Guernsey - Rogerwermel Trust*	500 000.00
RAR Kebble*	500 000.00
RB Kebble*	500 000.00
AJB Haasbroek*	500 000.00
JMB Bertina*	500 000.00
R Bryer^	200 000.00
C M Mostert^	200 000.00
Total shares held	**3 400 000.00**

[296] Refer Exhibit 5.25.9

The above shareholding entitled the various beneficiaries either to a 5% shareholding (beneficiaries indicated with "*") or 2% shareholding (indicated with "^") in Skygistics.

10.25.2.5 The Rogerwermel Trust

Based on a discussion with Bailey, it appears that the Rogerwermel Trust was a personal trust of Buitendag. Various documents were also obtained that provided an indication that the Rogerwermel Trust was indeed the personal trust of Buitendag. The following documents were obtained from the hard drive of Bailey's computer[297]:

- In a letter, dated 25 November 1999, Buitendag provided the banking details of the Rogerwerwel Trust to Stratton;

- In two separate letters, dated 3 December 1999 and addressed to Mr Robert Meggy at the Federal Trust Company Limited and a Mr Klaus Pampel of Hüttenes-Albertus, Buitendag attached copies of the letter of wishes for the Rogerwermel Trust;

- In a document, dated 30 August 2000, there was an instruction by Buitendag to National Westminster Bank Plc, Sunningdale Branch, situated in Sunningdale, London, to make a transfer of GBP40 000. This transfer was in fact a donation to the Rogerwermel Trust by Buitendag. The instruction reads as follows:

  "*From: Account No: 36249939, in the name of HC Buitendag & CE Buitendag - First Reserve Account*

  To Account No:36249920 HC Buitendag & CE Buitendag – Current Plus."

- In a letter, dated 30 August 2000 and addressed to the manager of the Federal Trust Company, Buitendag included a cheque in the amount of GBP40 000 as a donation to the Rogerwermel Trust.

The ownership of the 500 000 Skygistics shares, belonging to the Rogerwerwel Trust and being paid for by Buitendag, was confirmed in a letter dated 28 August 2001 and addressed to the manager of the Federal Trust Company Limited, marked for the attention of Michelle Hancock and captioned *"The Rogerwermel Trust"*.

[297] Refer Exhibit 5.25.10

In this letter, Buitendag appears to reply to an e-mail of 3 April 2001 from Michelle Hancock, in relation to the Skygistics and Bioprospect shares. With reference to the Skygistics shares, Buitendag wrote as follows[298]:

"1. Startrack

- *The cost of the 500 000 shares was SA R500;*
- *Date of acquisition: 14 February 2001;*
- *The shares are not quoted;*
- *The full purchase price of SA R500 has been paid by me and the shares must be shown as an addition to the Trust Corpus".*

In a letter, dated 28 August 2001 and addressed to Mitch Barrett of Inter-Ocean Management Limited, Buitendag stated the following with reference to the heading *"The Graceford Trust"*[299]:

"Would you kindly complete the attached Declarations (2) of Trust for the Startrack and Bioprospect shares held by you as nominee for the Federal Trust Company Ltd, as trustee for The Rogerwermel Trust".

10.25.2.6 Beachcove

This company was incorporated in Australia (registration number is 054 291 379) and the postal address was PO Box 487, South Perth 6951, Western Australia. This information was obtained from T-Sec as Beachcove operated a trading account with T-Sec[300]. The trading account number was 691493.

Based on the financial statements of Continental Goldfields, as at 30 June 2002, Beachcove was a wholly owned subsidiary of Continental Goldfields, but was sold during the year for nil consideration. Continental Goldfields was an Australian based company, its directors being Stratton, Buitendag and Peter Landau at the time.

---

[298] Refer Exhibit 5.25.8
[299] Refer Exhibit 5.25.11
[300] Refer Exhibit 5.25.12

Skygistics's largest debt, other than that due to JCI Limited owned companies, consisted of a loan from Beachcove.

According to Eborall, the directors of Beachcove were (we have found no evidence to support this fact):

- Stratton;
- Buitendag; and
- Haasbroek

As at 20 May 2005, the directors of Beachcove were:

- NR Sherry; and
- Landau.

10.25.2.7 Weston

Weston was a company, incorporated in Australia (registration number ABN 60 009 206 473), on 26 November 1986. The shareholder of Weston was JCI (Jersey) Limited (previously CAM (Jersey)) and the ultimate parent company was JCI Limited. The registered address of the company was 4 Parker Place, Bentley, Western Australia.

The directors of Weston were:

- RAR Kebble;
- RB Kebble;
- Buitendag; and
- Stratton.

In terms of the 31 March 2005 audited financial statements of Weston, the principal activities of the company included the following[301]:

[301] Refer Exhibit 3.1.5

"The principal activities of the consolidated entity during the course of the financial year were to seek out and invest in strategic investment opportunities and share trading, and the provision of accounting and company secretarial services."

10.25.2.8 Datatrack

Datatrack was a Mauritius based company who, according to Van Staden, was established by JCI Limited (on instruction from Haasbroek) to facilitate payments from Skygistics to KS Milford.

According to Van Staden, Dr KS Milford was a software developer, who supplied intellectual property to Startrack Africa and was currently based in Ireland. At some stage however, it appears that Haasbroek was not satisfied with the service provided by Dr KS Milford and stopped paying his fees. These fees continued to accrue in a loan account, some of which are still outstanding.

In a document, addressed to Haasbroek and dated 11 September 2001[302], Buitendag stated that the directors and the shareholders of Datatrack were the following:

- Directors:
  - Van Staden;
  - Kevin Milford;
  - Nathan Ross Sherry; and
  - A local director to be provided by Inter-Ocean Management.
- Shareholders:
  - Dr KS Milford, or nominee – 40%; and
  - Graceford (on behalf of the Graceford Trust) – 60%.

[302] Refer Exhibit 5.25.13

10.25.2.9 Grange Consulting

According to Eborall, the administration of Startrack Australia was performed by Grange Consulting. Grange Consulting was employed by Stratton and it appears that most of the employees of Grange Consulting were former employees of Startrack Australia.

Since the transfer of Startrack Australia from Weston to Skygistics, the South African directors of Startrack Australia agreed to pay Grange Consulting a monthly management fee of AUD58 500.00 to cover technical/engineering support.

According to Hattingh, in addition to the AUD58 500.00, for the period October 2004 to May 2005, there as a monthly fee of AUD10 000.00 to cover administration cost. According to an e-mail from Hattingh to Jane Flegg of Grange Consulting, dated 11 February 2005, it appears that the administration fee was only AUD5 500.00, which was to fall away, and the fee of AUD58 500.00 was to cover the Omnistar salaries.

10.25.2.10 Omnistar/Fugro

According to Van Staden, sales in Australia were not doing too well and Stratton proposed for Fugro to have exclusive distributorship of the Startrack product.

On 30 August 2004, Startrack Australia signed an exclusive distribution agreement with Omnistar and, from January 2005, all distribution of the services and products was undertaken by Omnistar. Omnistar is owned by Fugro, who is based in Holland. According to Van Staden, the remaining Startrack Australia staff moved into the Fugro offices and sales improved thereafter.

10.25.3 Changes in the structure of the Skygistics group

During the period under investigation, the following changes in the structure of the Skygistics group occurred, resulting in the current group structure. The changes were as follows:

- Startrack Australia was transferred from Startrack Communications to Weston in terms of a debt restructure arrangement;
- Startrack Australia was sold by Weston to Skygistics;

- The shares held in Skygistics by Graceford in nominated capacity, were sold to JCI Gold;
- 10% of the shareholding of Startrack Communications was sold to Beachcove;
- Haasbroek sold his shares in Skygistics to JCI Gold; and
- Njenje sold his shares in Skygistics to JCI Gold.

10.25.3.1 Transfer of Startrack Australia from Startrack Communications to Weston

Background

In the directors report to the 2002 Interim Financial Statements of Weston, issued on 31 December 2002, the following were stated under the heading *"Review of Operations"*[303].

"The past six months, 1 July 2002 to 31 December 2002, have been the most difficult since the commercialisation of the products and applications of Startrack Communications Limited ("Startrack" or "the Company") started. The negative outlook toward telecommunications in general also affected Startrack and made it difficult to achieve the expected orders or obtain enough interest for capital raisings needed".

As a result of these difficulties, the directors of Startrack Communications proposed a debt reconstruction proposal to the convertible note holders of the company, the reason of this according to the directors report was:

" ....to place the company in a comparatively sound position with the release of significant debts. "

The debt restructuring proposal

In the directors' report, under the heading *"Events Subsequent to Reporting Date"*, the following was stated:

"The company will transfer its wholly owned subsidiary, Startrack Communications (Australia) Pty Ltd to Weston Investments Pty Ltd; Weston Investments Pty Ltd will release and extinguish the Convertible Notes and other loans/debts due to it by the company totaling $4million (including interest)"

[303] Refer Exhibit 5.25.1

We obtained a copy of a document, captioned Notice of Annual General Meeting and Explanatory Statement[304]. In terms of this document, an annual general meeting of the shareholders of Startrack Communications was held on 8 January 2003 at the Technology Park Function Centre, 2 Brodie Hall Drive, Bentley, Western Australia. The reason for this general meeting of the shareholders was to vote on the acceptance of the debt restructuring proposal that was put forward by the directors of Startrack Communications.

Based on a Pro-Forma Statement, contained on page eight of the document recording the unaudited financial position of Startrack Communications, as at 30 September 2002, the *"Interest Bearing Liabilities"* of the company were recorded as AUD4 767 870.00. From the explanatory note, we gathered that this debt mainly comprised funding supplied to the company by the issuing of *"Convertible Notes"* by Startrack Communications to the note holders.

It was further recorded on page six of the document that the convertible note holders indicated that their support to Startrack Communications may not continue since Startrack Communications has been unable to achieve strategic sales.

From a document, headed *"Startrack Communications Limited DRAFT, Paper – Proposed Sale of Assets to Startrack Africa"*, it appears that the company's convertible debt (excluding accrued interest) comprised the following[305]:

Creditor	AUD
Convertible debt	
Weston	2 597 267.00
JCI (IOM)	677 783.00
Graceford	757 250.00
Total	**4 032 300.00**
Other debts	
JCI (IOM)/Weston Investments	360 212.00
Total	**4 392 512.00**

[304] Refer Exhibit 5.25.14
[305] Refer Exhibit 5.25.15

In terms of the debt restructuring proposal, Startrack Communications would have sold Startrack Australia, it being a wholly owned subsidiary of Startrack Communications, and its associated assets, to Weston, in exchange for the release and cancellation of the convertible note due to Weston.

It appears that the Weston debt included the JCI (IoM) debt as well, but excluded the Graceford debt. It is uncertain at this stage why the debt due to JCI (IoM) and Weston was combined into a single amount. In terms of the proposal, on page seven of the proposal document, the assets sold and liabilities settled were as follows:

Item	AUD
Assets	
Stock and inventory	509 603
Trade debtors and other receivables	219 466
Property, plant and equipment	1 069 163
Satellite technology rights	2 761 356
Sub Total	4 559 588
Liabilities	
Payables	(318 101)
Provisions for employee entitlements	(94 541)
Total	**4 146 946**

According to the proposal document, at page nine thereof, after the above settlement, there was still an amount due AUD890 827 due to Graceford.

10.25.3.2 The sale of Startrack Australia to Skygistics

Startrack Australia was subsequently sold by Weston to Skygistics for the consideration of AUD 1.00. We obtained an unsigned sale agreement made between Skygistics asnd Startrack Australia[306]. According to the audited financial statements of Weston, as at 31 March 2005, this transaction occurred on 30 August 2004[307].

[306] Refer Exhibit 5.25.16
[307] Refer Exhibit 5.1.3

In terms of note 25, *"Related Parties Transactions"* to the audited financial statements of Weston, an amount of AUD 10 654 519.00 was due by Startrack Australia to Weston, but was fully provided for in the financial statements of Weston[308]. No mentioned of this loan was made in the sale agreement entered into between the parties. As we were unable to obtain any financial statements of Startrack Australia, we could not verify whether or not this loan still existed or whether it was still due to Weston.

In the 2005 consolidated financial statements of Skygistics, a loan of R51 779 048 was indicated as due to Weston. It is uncertain whether this is the Startrack Australia loan, or whether it is a Skygistics loan.

According to Hattingh, negotiations for this sale were only completed during January/February 2005 and the sale was backdated. Hattingh further mentioned that there was no formal discussion or decision taken to buy Startrack Australia, but rather that it was an instruction/ruling made by the board. According to Hattingh, there was no due diligence performed on Startrack Australia prior to the acquisition by Skygistics.

Based on the financial statements of Skygistics, dated 31 March 2005[309], it appears that, at the time of the acquisition of Startrack Australia by Skygistics, Startrack Australia owed an amount of R4 641 198.00 to Skygistics.

10.25.3.3 The sale of shares in Skygistics to Beachcove by Startrack Communications

As indicated earlier, Startrack Communication had a 10% interest in Skygistics, held from the incorporation of Skygistics[310]. This 10% interest comprised a million shares in Skygistics. In the debt reconstruction document, this investment was valued at AUD1 500 000. According to Cosec this interest was sold to Beachcove on 17 November 2003. The amount paid by Beachcove for these shares was reflected as R482 370.00, or R0.48 per share[311].

We do not have a copy of this sale agreement, or any other documentation relating to this sale of shares.

[308] Refer Exhibit 5.1.3
[309] Refer Exhibit 5.25.4
[310] Refer Exhibit 5.25.1
[311] Refer Exhibit 5.25.7

10.25.3.4 The sale of the shares by Graceford

On 30 June 2003, Graceford decided to sell its shares in Skygistics. Initially it appears that it was the intention to sell the shares to JCI Limited via Highland Night. These two transactions (ie the intended sale and the actual sale) are discussed below:

Intended sale via Highland Night

We identified a CM42 form reflecting the transfer of 3 400 000 shares in Skygistics from Graceford to Highland Night[312]. This CM42 form was signed by Laval Law How Hung, on behalf of Graceford. However, it appears that this transfer was not registered. Whilst this CM42 form was not dated, it appears to have been faxed to an unknown recipient on 22 October 2003. There is also a handwritten note on the document, dated 19 April 2004.

We obtained a document captioned "*Sale Agreement between Paradise Creek Investments 83 (Pty) Limited and JCI Limited*", from Van Straaten[313]. This document reflected Paradise Creek as the seller of 100% of the shares of Highland Night to JCI Limited. The document further reflected Highland Night as the beneficial holder of 34% of the issued share capital of Skygistics. As consideration for this sale, Paradise Creek was to receive 42 500 000 ordinary listed shares (at 60 cents per share) in JCI Limited. This document was signed by Buitendag on behalf of JCI Limited and by D Rawden on behalf of Paradise Creek on 30 June 2003. This matter has been dealt with at section 6 *supra*.

Paradise Creek and Highland Night were shelf companies, incorporated on 5 June 2003 and 6 June 2003 respectively. We identified a printout from Cosec, reflecting a transfer of the 3 400 000 shares from Graceford to Highland Night. However, on reviewing the live status of Cosec, this transaction was not recorded. Van Straaten mentioned that, in the event of a mistake being entered on Cosec, such could be deleted, without an audit trail. We could find no further proof that a share certificate was ever issued to Highland Night.

[312] Refer Exhibit 5.25.17
[313] Refer Exhibit 5.25.18

Actual sale by Graceford to JCI Limited

We identified a CM42 form reflecting the transfer of 3 400 000 shares from Graceford to JCI Limited[314]. This CM42 form was signed by Laval Law How Hung, on behalf of Graceford on 30 November 2003. This CM42 was stamped on 28 April 2004, reflecting that stamp duty of R63 750.00 for this transaction had been paid. We also located the official SARS receipt, reflecting that the stamp duty had been paid on this date for this transaction[315].

We obtained a document from Hattingh, captioned *"Sale Agreement between Graceford Holdings Limited and JCI Limited"* and dated 30 June 2003[316]. This document reflected Graceford as the seller of 3 400 000 shares of Skygistics to JCI Limited. As consideration for this sale, Graceford was to receive 42 500 000 ordinary listed shares (at 60 cents per share) in JCI Limited. This document was signed by Buitendag, on behalf of JCI Limited, Stratton on behalf of Skygistics, and Laval Law How Hung, on behalf of Graceford. The pages of this document were initialled and it appears that this transaction took place.

The price paid by JCI Limited to Graceford for these shares were R25 520 000, or R7.51 per share.

Clause 7.2, under section 7 captioned *"Warranties"*, of the above mentioned agreement, however recorded the following:

"The SELLER warrants that the COMPANY will achieve its growth target by selling 4000 terminals during the year 1 July 2003 to 30 June 2004. To this end the purchase consideration of 42,500,000 shares in JCI Limited will be placed in escrow with Paradise Creek Investments 83 (Pty) Limited, Registration No. 2003/012788/07 of 287 Lynwood, Pretoria, 0001, who shall act as referee on the following conditions:

a) 2,500,000 shares in JCI Limited will be released to the SELLER on 30 September 2003.

b) The balance of the 40,000,000 shares in JCI Limited will be released to the SELLER when the sales target of 4 000 terminals by the COMPANY is achieved. If by 30 June 2004 the sales target has not been achieved then the price of the SHARES will be reduced and JCI Limited shares will be returned to the PURCHASER for cancellation based on the following formula:

314 Refer Exhibit 5.25.19
315 Refer Exhibit 5.25.20
316 Refer Exhibit 5.25.21

JCI Limited shares to be returned:

Shortfall in sales target for terminals x 40 000 000 JCI Limited shares
Sales target for terminals

For example: only 3 200 terminals sold and shortfall therefore 800 terminals:

800 x 40 000 000
4 000 /

= 8,000,000 JCI Limited shares to be returned"

We obtained the following sales figures from Van Staden relevant to the contractual sales period, referred to *supra*:

Month	MT2000 units sold
July 2003	40
August 2003	35
September 2003	57
October 2003	227
November 2003	101
December 2003	153
January 2004	85
February 2004	141
March 2004	228
April 2004	133
May 2004	124
June 2004	189
Total	**1 513**

From the table above it is clear that 2 487 units were not sold for the period specified in the contract. Thus, based on the above formula, per the contract and quoted above, it appears that 24 870 000 JCI shares should have to be returned to JCI Limited.

The effect of this was that the purchase price of the Skygistics shares was changed from R7.51 to R2.67 per share. This is due to the effect that the purchase price changed from 40 000 000 (2 500 000 shares already released in terms of section (a) of clause 7.2 of the agreement) JCI Limited shares to 15 130 000 JCI Limited shares. At 0.60 cent per share, this equates to a purchase price of R9 078 000 for the 3 400 000 shares in Skygistics.

Sale of Skygistics shares by Haasbroek to JCI Limited

Haasbroek sold his interest of 1% to JCI in two instalments, *to wit*:

- 1 December 2003, Haasbroek sold 35 000 Skygistics shares to JCI Limited for a consideration of R320 000, or R9,14 per share; and
- 1 March 2004, Haasbroek sold 65 000 Skygistics shares to JCI Limited for a consideration of R1 000 000, or a share price of R15.38 per share.

We were unable to locate any documentation relating to this purchase of shares. It is unckear how Haasbroek could convince JCI Limited to pay him a R1 000 000 in March 2004 as it would have been clear at that stage that Skygistics would not be able to reach the sales target as set out in the contract between JCI Limited and Graceford. A further fact is that Skygistics was already financially in trouble at that stage.

During a consultation with Baily, she indicated that the purchase of the Skygistics shares from Haasbroek may have related to his resignation from Skygistics.

The sale of Skygistics shares by Njenje to JCI Limited

During March 2005, Njenje sold 150 000 shares in Skygistics to JCI Limited for a consideration of R750 000, or R5.00 per share. We were unable to identify any documentation relating to this transaction.

The share price of Skygistics

It is clear that the price paid by the various parties for Skygistics shares were not the same, even in instances were the various parties where presented by the same individuals. In addition to this, the individuals involved in the all the transactions were either Buitendag or Stratton.

The various transactions relating to the change in ownership in Skygistics can be summarised in the following manner:

Date	Seller	Purchaser	Number of shares	Amount R	Rand per Share
17 November 2003	Startrack Communications	Beachcove	1 000 000	482 370.00	0.48c
30 November 2003	Graceford Holdings	JCI Gold	3 400 000	25 520 000	7.51
1 December 2003	Haasbroek	JCI Gold	35 000	320 000	9.14
1 March 2004	Haasbroek	JCI Gold	65 000	1 000 000	15.38
31 March 2005	Njenje	JCI Gold	150 000	750 000	5.00
Average			**4 650 000**	**28 072 370**	**6.08**

It should be noted that Startrack Communications, Skygistics, Beachcove and JCI Limited were always presented by at least Stratton and Buitendag on all these transactions.

During a review of the minute book of the directors' meeting of JCI Gold we could not identify any approval for any of the abovementioned purchase transactions by the board of the directors of JCI Gold.

10.25.4 Skygistics borrowings

The financial statements of Skygistics indicated net current borrowings of the Skygistics group as follows:

	31 March 2005 R[317]	31 March 2004 R[318]	30 June 2003 R[319]	30 June 2002 R[320]	30 June 2001 R[321]
JCI (IoM)	23 948 752	23 527 246	27 348 766	37 201 297	28 065 786
Datatrack	866 568				
Beachcove	8 659 257				
Weston	51 779 048				
JCI Gold	139 870 330	118 535 588	102 745 866	79 673 725	
Startrack Australia	0				

We have not investigated the details of these borrowings. However, based on our discussion with Hattingh, a brief description of each of these amounts are set out hereunder.

10.25.4.1 Loan from JCI IoM

This is a loan from JCI IoM to Skygistics.

According to Hattingh, when Skygistics was established, there were certain licensing requirements that had to be met and JCI IoM assisted with this and with capital requirements.

At the time, Startrack Australia was renting space from the earth station in New York. However, when Startrack Africa was established, it was established that it would be cheaper to use the *"PPC"* in Australia and a license was needed for this purpose, which JCI IOM assisted with. A possible reason for using JCI IOM, as opposed to JCI Limited, for this purpose could be due to the fact that the Rand decreased in value at the time and JCI Limited had cash flow problems.

10.25.4.2 Loan from Datatrack

This is a loan from Datatrack to Skygistics.

317 Refer Exhibit 5.25.4
318 Refer Exhibit 5.25.22
319 Refer Exhibit 5.25.22
320 Refer Exhibit 5.25.23
321 Refer Exhibit 5.25.5

Datatrack was set up by JCI Limited in Mauritius in order to facilitate the payments to Dr KS Milford for intellectual property. According to Van Staden, at some stage there was a directors' decision to stop paying Dr KS Milford and the loan account was therefore used to accrue for the payments not made.

10.25.4.3 Loan from Beachcove

This is a loan from Beachcove to Startrack Australia.

According to Hattingh, Startrack Australia experienced cash flow difficulties and a loan of AUD800 000.00 was sourced from Beachcove, using MT2000 stock as collateral. Based on the loan agreement, dated 29 April 2003, once the stock was sold, the payments received from the sales were supposed to have offset this loan[322]. It was noted that this agreement was signed by Stratton in his capacity as director on behalf of both Startrack Australia and Beachcove. The repayment of this loan is dealt with at Section 6 *supra.*

10.25.4.4 Loan from Weston

This is a loan from Weston to Startrack Australia.

The financial report of Startrack Australia, dated 31 March 2005, recorded a non-interest bearing loan from Weston to Startrack Australia[323]. This financial report indicated that Weston was a related party to Startrack Australia, and that Stratton and Buitendag were both directors of Weston.

According to Hattingh, this loan was probably used for funding the operational expenditure in Australia (ie: marketing, salaries, and development costs).

10.25.4.5 Loan from JCI Gold

This is a loan from JCI Gold to Skygistics.

According to Hattingh, this was a loan from Investec to JCI Limited of approximately R50 million for the funding of Skygistics. JCI Limited then lent the money to Skygistics. According to Hattingh, R20 to R25 million of this loan was used for start-up costs. The balance was used to cover shortfalls on salaries, travel expenditure, director fees, and operational costs.

322 Refer Exhibit 5.25.24
323 Refer Exhibit 5.25.2

According to Hattingh, the difference between the R50 million loan granted and the amount currently outstanding of R139 870 330, comprised interest that accrued at a rate of prime plus 1% per annum.

10.25.4.6 Loan from Startrack Australia

As at 31 March 2004, there was also an amount owed by Startrack Australia to Skygistics of R4 642 198.00. Hattingh was unsure how this loan arose, but mentioned that this could have been to fund travel costs incurred by the CEO of Skygistics, Haasbroek.

During 2004 however, there was a movement of stock of 1 000 MT2000 units from Startrack Australia to Skygistics to the value of AUD974 000.00 (R4 417 226.31)[324]. According to Hattingh, Skygistics did not have the necessary funding for these units and it was therefore decided to set off the cost of these units against the loan amount owing to Startrack Australia[325]. According to Hattingh, Stratton was not pleased with this arrangement and he preferred payment for the stock.

10.26 SAFCO

10.26.1 Structure and shareholding of SAFCO

We performed a search of statutory information of SAFCO in publicly available information data bases. This search revealed the following information in respect of this company:

- A company, named and styled SAFCO, was incorporated on 11 July 2000 with registration number 2000/015317/07 and having Griffith, Pandor, Williams, Nissan, Mason, Stratton, Buitendag and Barrett as directors;
- The company's previous name was Biddup Investments (Pty) Limited, which was changed to SAFCO on 31 December 2004;
- The company secretary of SAFCO was reflected as CMMS; and

[324] Refer Exhibit 5.25.12
[325] Refer Exhibit 5.25.6

- The total number of 100 ordinary par value shares were transferred from George Henry Traub on 1 July 2004 to[326]:

Shareholder	Percentage shareholding %
Ikamva Investment Holdings (Pty) Limited	25
Umoya Holdings	25
FAMDA	20
Williams	5
Blue Moonlight Properties 124	25
Total	**100**

The shareholding was confirmed by inspection of the original share certificates at CMMS.

Beale, who was responsible for the company secretarial work of SAFCO, provided documents, dated 15 February 2006, which listed the following directors[327]:

Director	Appointment date	Date resigned
Nissan	1 July 2004	
Griffiths	1 July 2004	
Buitendag	12 November 2004	24 August 2005
Mason	1 July 2004	
Stratton	1 July 2004	
Eborall	24 August 2005	
Williams	1 July 2004	
Barrett	12 November 2004	
Pandor	1 July 2004	

[326] Refer Exhibit 5.26.1
[327] Refer Exhibit 5.26.3

We noted a document in the SAFCO directors' minute book, purporting to be a resolution by the directors of SAFCO, taken on 9 November 2005 and recording that[328] "... *the resignation of Mr Hendrik Christoffel Buitendag, as Director of the Company, be and is hereby accepted, with effect from 24 August 2005...* "

Barrett explained that the SAFCO shareholding structure changed since 1 July 2004. Barrett provided us with a document, containing the shareholding structure of SAFCO. We noted that the following entities held shares in SAFCO[329]:

Name of entity	Percentage shareholding %
FAMDA	20
SADC Fisheries	80
Total	**100**

10.26.1.1 FAMDA

We performed a search of statutory information of FAMDA in publicly available information data bases. This search revealed that FAMDA was incorporated in terms of section 21 of the Companies Act on 27 September 2002 with registration number 2002/024146/08 and having Singh, Baron, Katzen, Tonin, Munnick, Phaliso, Klaase and Julius as directors.

10.26.1.2 SADC Fisheries

We noted from the document, provided by Barrett, that the following entities were shareholders of SADC Fisheries[330]:

Name of entity	Percentage shareholding %
Ikamva	23
Umoya Holdings	23

[328] Refer Exhibit 5.26.4
[329] Refer Exhibit 5.26.2
[330] Refer Exhibit 5.26.2

Name of entity	Percentage shareholding %
Abrina 30 t/a Bonesa Consortium	17
Amathuba Holdings	5
Blue Moonlight Properties 24	22
Sweet Equity Investments 42	5
Off the Shelf Investments 124	5
Total	**100**

Ikamva

The results of the statutory searches of Ikamva are mentioned at paragraph 10.13 supra.

Umoya Holdings

We performed a search of statutory information of Umoya Holdings in publicly available information data bases. This search revealed the following information in respect of this company:

- A company, named and styled Umoya Holdings, was incorporated on 4 June 2002 with registration number 2002/013065/07 and having Nissen as its sole director; and
- The company's previous name was Tacled Investments, which was changed to Umoya Holdings on 31 August 2003.

Abrina 30 t/a Bonesa Consortium

We performed a search of statutory information in respect of Abrina 30 in publicly available information data bases. This search revealed that Abrina 30 was incorporated on 14 September 2004 with registration number 2004/026295/07 and having Christian Gouws as its sole director (Gouws is one of the individuals facilitating the acquisition of shelf companies and, therefore, it appears that, although this company was listed as a shareholder, the information relating to the new shareholder in Abrina 30 has not been updated).

We noted that the document, containing the shareholders structure of SAFCO, provided by Barrett, recorded the name *"Martin van Zyl"* next to the entity name[331].

Amathuba Holdings

We performed a search of statutory information of Amathuba Holdings in publicly available information data bases. This search revealed that Amathuba Holdings was incorporated on 11 August 2004 with registration number 2004/022951/07 and having Williams as its sole director.

We noted that the document, containing the shareholding structure of SAFCO, provided by Barrett, recorded the name *"Peter Williams"* next to this entity's name[332].

Blue Moonlight Properties 24

We performed a search of statutory information of Blue Moonlight Properties 24 in publicly available information data bases. This search revealed the following information in respect of this company:

- Blue Moonlight Properties 24, was incorporated on 6 August 2004 with registration number 2004/022105/07 and having Ncwana and Rasethaba as its directors; and

- The nature of the business is described as *"Real Estate Agents and Managers"*.

We noted that the document, provided by Barrett recorded that the shareholders of the entity are Orlyfunt Holdings and Lembede Investment Holdings[333].

Sweet Equity Investments 42

We performed a search of statutory information of Sweet Equity Investments 42 in publicly available information data bases. This search revealed that Sweet Equity Investments 42 was incorporated on 27 January 2003 with registration number 2003/001638/07 and having De Vries as its sole director;

331 Refer Exhibit 5.26.2
332 Refer Exhibit 5.26.2
333 Refer Exhibit 5.26.2

We noted that the document, provided by Barrett, recorded the name "Brian Barrett" next to the entity name[334].

Off the Shelf Investments 124

We performed a search of statutory information of Off the Shelf Investments 124 in publicly available information data bases. This search revealed Off the Shelf Investments 124 was incorporated on 6 July 2004 with registration number 2004/018911/07 and having Geromont and Burgess as its directors.

We noted that the document, provided by Barrett, recorded the name *"Jason Burgess"* next to the entity name[335].

Although it appears from the document, provided by Barrett, that there was a change in the shareholding, CMMS confirmed that they were still the company secretaries and that these changes were not effected.

10.26.1.3 SAFCO shareholders' agreement and directors' code of conduct

We located a bundle of documents, relating to the application for and contractual agreements recording the credit facilities between Investec and SAFCO. Amongst the documents was a document purporting to be a SAFCO shareholders' agreement[336]. The parties to the agreement were SADC Fisheries, FAMDA and SAFCO.

The shareholders' agreement recorded the following salient features:

- SADC Fisheries and FAMDA agreed to enter into this Agreement to govern the relationship between them. The name of the company was SAFCO and the authorized share capital of the Company was R1 000,00 divided into 1 000 ordinary shares of R1.00 each; and

- It was recorded under the heading of shareholding that SADC Fisheries held 80% of the entire shareholding and FAMDA held 20, 20% of the entire shareholding in SAFCO.

---

334 Refer Exhibit 5.26.2
335 Refer Exhibit 5.26.2
336 Refer Exhibit 5.26.5

In addition, we noted a document in the SAFCO directors' meeting minute file, purporting to be a resolution by the directors of SAFCO, taken on 22 June 2005, that[337] "... *the Company hereby approves and adopts the following Policies* ...". One of the policies listed was the "*Directors Code of Conduct*". The code specifically dealt with a number of issues relevant to our factual findings on conduct of some of the SAFCO directors. The following salient features were listed in the directors' Code of Conduct[338]:

- The purpose of the Code of Conduct was to set ethical standards for the directors of SAFCO. It was recorded that "...*Where an opportunity presents itself and is within the scope of a company's objectives, Directors must seek to obtain any benefits for the company and not themselves*...";

- The Code of Conduct also referred to the fiduciary duties of directors and it was recorded that directors have to disclose potential conflicts of interest that they might have regarding any matter that could come before the Board. Conflict of interest was defined as "...*A conflict of interest by a Director may be defined as any action or omission, which could be construed as being to the advantage of the Director and the detriment of SAFCO*..."; and

- It was further recorded that "...*Directors are liable to compensate a company for any loss caused to it if they have used their powers otherwise than for the benefit of the company. Likewise Director's must account to the company for any profit they have made by the use of their powers as Directors without consent of the company*..."

10.26.2 Background on SAFCO

Amongst the documents, recorded in soft copy on the servers of JCI Limited, we found a number of documents, which appear to be authored during September 2005[339]. The document provided background on SAFCO and, in particular, explained the "SAFCO *management and control*" and the involvement of the JCI Limited Group. The document dealt with the matters set out below.

10.26.2.1 Involvement of the JCI Limited Group

It was recorded that JCI Limited was directly and indirectly involved in:

337 Refer Exhibit 5.26.16
338 Refer Exhibit 5.26.17
339 Refer Exhibit 5.26.6

- SAFCO; and
- Premier Fishing (Pty) Limited.

10.26.2.2 Overview of SAFCO

It was recorded that the SAFCO group held eleven fishing licences and interest in vessel owing entities, of which SAFCO wholly owned one company and held 51% of the issued share capital of the other ten companies. Furthermore, SAFCO was also involved in fishing processing operations.

10.26.2.3 SAFCO management and control

The SAFCO management team consisted of a number of local and international fishermen, which included Mason, Nissen and Stratton.

10.26.2.4 Operating status and the development of a Namibian Tuna Fishery

It appears that SAFCO applicant companies applied for fifteen fishing licences in 2004, of which they were awarded eleven licenses. Six applicants already had existing vessels at the time when applications were made to MCM. Nine applicants undertook to build new vessels, if they were successful. Only two of the existing vessels were licenced and the other four vessel owning companies were not successful with their applications.

SAFCO apparently appealed the outcome not to award licences to the four unsuccessful vessel owning companies, alternatively, SAFCO asked MCM to allow the four unsuccessful applicants to transfer their vessels into the successful applicant companies. This apparently sparked industry speculation that SAFCO had never intended to build new vessels. SAFCO indicated that they identified the need to commence operations immediately to support both the employment mandate with partners in Port Nolloth and to commence operations with sufficient critical mass in order to ensure viability. SAFCO further indicated that they would not have been able to achieve these objectives, had they introduced the vessels to the fleet over the 24 to 36 month vessel construction period. In keeping with this strategy, SAFCO also ordered an additional three vessels. It was recorded that, whilst Fisheries SA decided on the future of SAFCO in SA, SAFCO had no option than to start fishing in Namibia.

10.26.3 Financing of SAFCO

10.26.3.1 Funding requirements

Investec provided us with a document styled *"Funding application for a strategy in Tuna Longline Fishing"*. The document was dated 7 September 2004 and it appears that the application was submitted by SAFCO[340]. We noted that the following information was provided:

- There were two vessels, Barbara Louise II and Allison, from the Mennolow fleet, which could be acquired as the intention was to liquidate Mennolow. A report in respect of the acquiring of these two vessels follows *infra*; and

- In addition thereto, it was recorded that SAFCO purchased four new 22 meter seawater vessels, at a total cost of AUD4.96 million, from Australia. These vessels were modern fibre glass boats and they were the subject of the first part of the funding application lodged. A detailed report on the acquisition of these four vessels follows *infra.*

We noted that the following were funding needs recorded in respect of the funding requirements:

- Four Australian vessels to be delivered to Cape Town during November 2004, at a cost of R5.95 million each; and

- R10 million to cover the offer to be made to creditors under section 311 of the Companies Act, to purchase and refit the Mennolow vessels.

During 2005, an additional R23.8 million was required in respect of four vessels to be built by Tallie Marine at Saldanha Bay. These vessels would match the Australian vessels as closely as possible in form, function and price.

In addition, funding was requested in respect of a fish processing plant and cold storage facility, the funding of a fish marketing company and the upgrade of the processing plant and logistics chain in Port Nolloth.

---

[340] Refer Exhibit 5.26.7

The total funding requirement amounted to R89 770 000.00.

10.26.3.2 Funding application and documentation

Barrett provided a bundle of documents relating to the above mentioned funding agreements. Contained in the bundle were a Project Funding Agreement, Pledge and cession in security, Seed financing loan agreement, Inter-company loan agreement and a letter from Investec relating to funding.

It appears from the agreements, listed above, that all, except the letter in respect of the facility with Investec, were signed on 6 April 2005.

For the purposes of the agreements, fishing companies mean, the subsidiaries of SAFCO who have submitted the applications and have identified to acquire certain fishing vessels.

Project funding agreement

The parties to the Project Funding Agreement were SAFCO, CMMS, C-Chest Trading, the fishing companies, FAMDA, the processing companies and Off the Shelf Investments 119.

CMMS provided and facilitated certain funding to SAFCO. This agreement not only dealt with providing funding, but also assistance to the SAFCO group to securing funding.

We noted the following salient features which appear in the agreement[341]:

- The total funding requirements for the project was an amount of R96 295 000, which consisted of:
  - R10 500 000 in respect of a fish trading facility;
  - R22 195 000 in respect of two fish processing facilities;
  - R57 600 000 in respect of the acquisition of ten fishing vessels; and
  - R6 000 000 in respect of seed capital.

[341] Refer Exhibit 5.26.8

- CMMS agreed to assist SAFCO to arrange financing using its best endeavours to facilitate the funds required;
- CMMS agreed to provide debenture funding in respect of R79 795 000, which amounted to 20% of such amount. The amount would not exceed R16 000 000;
- CMMS agreed to provide a guarantee and security to the commercial lender for the funding;
- CMMS would advance seed capital of R6 000 000 to SAFCO;
- CMMS was granted the exclusive right to facilitate and/or provide all further finance required by the SAFCO Group; and
- In return for the guarantee and security provided by CMMS to the commercial lender, SAFCO and the shareholders each jointly and severally indemnified and kept CMMS indemnified and holds it harmless against all actions, proceedings, liability, claims, damages, costs and expenses relation to the guarantee and security provided to the commercial lender. The shareholders agree to pledge and cede in securitatem debiti all the shares they held in SAFCO to CMMS.

Letter from Investec

It is evident from a letter captioned "*FACILITY WITH INVESTEC BANK LIMITED*", dated 26 January 2005, that Investec was to be the commercial lender and approved the application submitted by SAFCO in respect of a loan facility[342]. It appears from the document that the total amount approved, was R64 000 000. The funding was approved on the following terms and conditions:

- The interest rate, to be charged by Investec on the loan was the Investec prime interest rate, being a nominal annual, compounded monthly rate;
- For the services of arranging and reserving the funds for the facility, Investec required an upfront fee of R300 000. This fee was not refundable and would have been capitalized into the loan facility when the first payment in terms of this facility was made;

342 Refer Exhibit 5.26.9

- Investec would also enter into a profit participation agreement with SAFCO;
- The funds advanced in respect of each asset would be allocated to the specific assets loan facility, each of which would be repayable over a maximum period of 60 months from the date of first advance;
- The security required included:
  - Joint and several limited suretyship, with the benefit of excussion, to be signed by JCI Limited for an amount of R73 464 000 for the obligations of the SAFCO; and
  - Joint and several limited suretyships to be signed by Aconcagua 24 Inv (Pty) Ltd and Onshelf Property Seventy Four (Pty) Ltd, each in an amount of R25 000 000, guaranteeing the obligations of SAFCO.
- That a number of mortgage and marina bonds be registered in favour of Investec, these included:
  - A first covering mortgage bond over the Port Nolloth fish processing facility, owned by SAFCO for an amount of R12 000 000.00; and
  - A marine bond of R5 000 000.00 each, for fishing vessels, Barbara Louise II and Allison respectively; and
  - A marine bond of R5 950 000.00 for each additional fishing vessel funded.
- The following special and suspensive conditions were recorded, which included:
  - A minimum valuation of R6 000 000.00 of the Port Nolloth processing facility;
  - A minimum valuation of R5 950 000.00 for each of the 22M GRP refrigerated seawater fishing vessels; and
  - A minimum valuation of R5 000 000 each, of fishing vessels, Allison and Barbara Louis II.

Pledge and cession in security

The project funding agreement referred to the pledge and cession in security agreement. The parties to the pledge of cession in security were Off the Shelf Investments 119 and FAMDA, who pledged the securities in favour of CMMS[343].

We note the following salient features which appear in the agreement:

- The shareholders jointly and severally pledged and ceded in *securitatem debiti* to and in favour of CMMS all the shares held by the shareholders, as well as any shares the shareholders may acquire in SAFCO in the future to be held by CMMS as security for the due, proper and punctual performance by the shareholders of all the obligations; and

- This pledge should remain in force as a continuing covering security for the obligations of the Shareholders notwithstanding any intermediate settlement of account or novation, and should remain in full force and effect until such time as all the secured obligations have been fully and finally discharged.

Seed financial loan agreement

The parties to the Seed financial loan agreement were SAFCO and CMMS[344]. We noted the following salient features which appear in the agreement:

- CMMS agreed to lend SAFCO seed capital amounting to R6 000 000;

- The seed capital should be used to fund the project until the results of the fishing licence applications were announced and finalized through the prescribed appeal and confirmation process;

- The seed capital was advanced to SAFCO as risk capital for the project;

- As compensation for the risk to CMMS, SAFCO agreed to pay the coupon amount equal to 50% of the seed capital, as a return on the seed capital to CMMS; and

---

[343] Refer Exhibit 5.26.10
[344] Refer Exhibit 5.26.11

- The seed capital and coupon should be paid by SAFCO to CMMS in equal amounts over a period of twenty four months as a charge against the operating income of the SAFCO group of companies, with the first on 31 May 2005 and on the last day of each month thereafter.

Inter-company loan agreement

The parties to the inter-company loan agreement were SAFCO, C-Chest Trading, the fishing companies and the processing companies[345].

We noted the following salient features which appear in the agreement:

- SAFCO holds either all or 51% of the issued share capital in each of the subsidiary companies and agreed to procure and/or facilitate certain funding for the subsidiary companies;

- The subsidiary companies were subsidiaries of SAFCO and required or require funding to set up their businesses, purchase vessels in the case of the fishing companies and certain assets, in the case of the processing companies;

- SAFCO secured funding for the subsidiary companies and has advanced or wishes to advance this funding to the subsidiary companies as set out herein. The subsidiary companies at the same time wish to acknowledge their liability to SAFCO in respect of certain costs incurred on their behalf and the funding advanced;

- The subsidiary company agreed that they were liable for the seed capital and coupon to SAFCo, in the following proportions:

  - C-Chest, 25% thereof;

  - The fishing companies, 65% thereof, in equal proportions; and

  - The processing companies, 10% thereof, in equal proportions.

[345] Refer Exhibit 5.26.12

- The Investec funding of each of the subsidiary companies would be repaid by such subsidiary companies to SAFC *mutatis mutandis* with the provisions of the Investec loan agreement.

10.26.3.3 SAFCO directors resolution in respect of funding

We found a document purporting to be a resolution of the directors of SAFCO, dated 14 February 2005 and signed by all the SAFCO directors, except Mason[346]. The document recorded the following:

"*RESOLVED THAT:*

1. That the Company entered into the loan facility with Investec referred to in the preamble above with effect from Wednesday, 26 January 2005 and;

2. THAT MR JOHN STRATTON and/or HENDRIK CHRISTOFFEL BUITENDAG, in their capacity as directors, be and they hereby authorised to sign all documents necessary to give effect to this resolution, on behalf of the Company."

10.26.3.4 JCI Limited directors resolution in respect of funding to SAFCO

We found a document purporting to be a resolution of the directors of JCI Limited, dated 17 March 2005 and signed by RAR Kebble, RB Kebble, Stratton and Buitendag[347]. Cornwall did not sign the resolution. It is recorded in the resolution that:

"*RESOLVED:*

1. That the Company stands surety and guarantor for a limited amount, for all indebtedness and all the obligations of South Atlantic Fisheries (Pty) Limited ("the Debtor") in terms of various Loan/Instalment Sale/Lease/Rental Agreements to be entered into between the debtor as Borrower/Purchaser/Lessee and Investec as Lender/Seller/Lessor.

The suretyship to be executed will be in the form required by the Lender/Seller/Lessor and will cover, inter alia, any liability for damages for breach of contract.

346 Refer Exhibit 5.26.13
347 Refer Exhibit 5.26.14

2186

2. *THAT MR HENDRIK CHRISTOFFEL BUITENDAG, in his capacity as a Director of the Company, or any director of the Company, be and is hereby authorized and empowered in his sole discretion to settle the terms and conditions of, and sign all such documents as may be necessary in order to implement this resolution, on behalf of the Company*"

10.26.4 Acquisition of two fishing vessels ("Barbara Louise II and Allison")

Barrett provided a document purporting to be the minutes of the SAFCO directors' meeting, held on 12 November 2004[348].

The following were recorded under the heading *"Purchase of fishing vessels":*

- It was agreed that SAFCO would submit offers to purchase the Barbara Louise II and the Allison;
- Buitendag suggested that a maximum amount should be offered for the boats at the auction; and
- It was agreed to pay a maximum of R4m for the Allison and R3.5m for the Barbara Louise.

It appears from a document, purporting to be the minutes of the SAFCO directors' meeting, held on 8 November 2004[349], that "*...the purchase of the Barbara Louise and The Allison each was allocated R5m from the budget...*"

It appears from copies of documents, filed in case number A150/2004 in the High Court of South Africa, Durban and Coast Local Division, that the court ordered that the Allison and the Barbra Louise II be sold to Coral Lagoon Investments 57 and Chestnut Hill Investments 178[350]. This includes the bunkers, equipment, furniture and stored on the ship.

It appears from court papers that the following entities were the highest bidders for the two vessels:

[348] Refer Exhibit 5.26.15
[349] Refer Exhibit 5.26.72
[350] Refer Exhibit 5.26.53

2187

- **Allison:**
  - Highest Bidder: Coral Lagoon Investments 57 (Pty) Limited;
  - Representative of highest bidder: John Masson in his capacity as Director;
  - Highest bidding amount: R1 000 000; and
  - Auction date: 1 December 2004.
- **Barbara Louise II:**
  - Highest Bidder: Chestnut Hill Investment 178 (Pty) Limited;
  - Representative of highest bidder: John Masson;
  - Highest bidding amount: R1 500 000; and
  - Auction date: 1 December 2004.

We performed a search of statutory information of Coral Lagoon Investments 57 in public available information data bases. This search revealed that Coral Lagoon Investments 57 was incorporated on 1 July 2004 with registration number 2004/088404/07 and having Mason, Pandor, Baron and Cloete as directors. It appears from a document, provided by Barrett, that SAFCO was the only shareholder in Coral Lagoon investments 57[351].

The statutory search, performed on Chestnut Hill Investments 178, revealed that Chestnut Hill Investments 178 was incorporated on 20 June 2004 with registration number 2000/015317/07 and having Baron, Cloete, Stratton as directors. It appears from documents, provided to us by Barrett, that SAFCO was the only shareholder of the company.

[351] Refer Exhibit 5.26.2

10.26.4.1 Payments made in respect of the acquisition of the two vessels and the accounting treatment thereof

We received a schedule of payments, made by Investec, in respect of the acquisition of the two fishing vessels; the Barbra Louise and the Allison. Furthermore, we performed a review of the SAFCO ledger accounts in the books of CMMS. Our findings in respect of both the Barbra Louise and the Allison are detailed below.

Barbara Louise

It appears from our analyses that the following payments were made by CMMS and Investec in respect of the Barbara Louise[352]:

Date	Description of payment	CMMS R	Investec R	Total R
30 December 2004	TSEC	1 350 000.00		1 350 000.00
30 December 2004	SAFCO – Refund of advance		1 738 000.00	1 738 000.00
02 December 2004	Shepstone & Wylie boat auction	150 000.00		150 000.00
	Purchase price	**1 500 000.00**	**1 738 000.00**	**3 238 000.00**
25 May 2005	Delivery/survey/ reflagging – payment to SAFCO		516 666.67	516 666.67
	Total cost of the vessel	**1 500 000.00**	**2 254 666.67**	**3 754 666.67**
16 May 2005	Shepstone & Wylie professional services		9 268.88	9 268.00
	Total payments	**1 500 000.00**	**2 263 935.55**	**3 763 935.55**

The total payments made in respect of the Barbara Louise amounted to R3 763 935.55, of which CMMS paid R1 500 000 and Investec paid R2 263 935.55.

[352] Refer Annexure DDD

CMMS paid R1 500 000 for the purchase of the vessel. R1 350 000 was paid by T-Sec and raised against the loan account of SAFCO in CMMS. R150 000 was paid by CMMS to Shepstone & Wylie and raised against the loan account of SAFCO in the books of CMMS.

Investec paid R1 738 000 to SAFCO as a refund of the advance. According to Ward, of SAFCO, this amount, received from Investec, was used for operating expenses, according to the project funding agreement in terms whereof, Investec would fund 80% and CMMS would funds 20% of the purchase price of the vessels.

R516 666.67, as part of the R3 100 000, was paid by Investec to SAFCO in respect of delivery, survey and reflagging. The basis of this transaction is discussed infra.

The amount R9 268.88 was paid by Investec to Shepstone & Wylie in respect of mortgage fees.

Accounting for the transactions by SAFCO

The accounting records for each vessel were maintained by SAFCO. All receipts and payments were processed via SAFCO's cashbook and recorded, either in the intergroup loan account, or expenses capitalised to the asset account 6000 for each fishing vessel. The transactions, relating to the purchase price of the vessel, were processed by Barrett.

Payment made by CMMS

As per the project funding agreement, CMMS funded 20% and Investec 80% of the purchase price of the vessels. Any payments, made by CMMS for the purchase of the asset, or capitalisation of the asset, were journalised to the debenture accounts. The amount of R1 500 000 was debited to the Fishing vessel – Barbara Louise account 6000 and credited to the debentures account 8050.

Payment made by Investec

The initial entry for the payment of R1 738 000 was raised as a debit to the account 6000 and credited to the account 9050. It was subsequently reversed. The final entry processed to record the payment to SAFCO was a debit to the SAFCO cashbook account 7100 and a credit to the Investec loan – Barbara Louise account - 9711.

Amounts capitalised to the account 6000 – Asset account of the fishing vessel.

SAFCO provided us with the general ledger in respect of account 6000. It appears from the accounts that a total amount of R2 127 708.37 was capitalised to account 6000, of which R1 083 775.58 related to refurbishment, towage and upgrades to equipment and electrical equipment. These costs have been correctly capitalised. R1 043 932.79 related to costs such as reimbursement of travel expenses, wages and salaries, repairs and maintenance and spares purchased that should not have been journalised to the asset account 6000[353]. According to Ward, these were start up costs that Barrett requested it to be capitalised.

Allison

It appears from our analyses that the following payments were made by CMMS and Investec in respect of Allison[354]:

Date	Description of payment	CMMS R	Investec R	Total R
30 December 2004	TSEC	900 000.00		900 000.00
30 December 2004	SAFCO – Refund of advance		1 738 000.00	1 738 000.00
02 December 2004	Shepstone & Wylie boat auction	100 000.00		100 000.00
	Purchase price	**1 000 000.00**	**1 738 000.00**	**2 738 000.00**
25 May 2005	Delivery/survey/ reflagging – payment to SAFCO		516 666.67	516 666.67
	Purchase price	**1 000 000.00**	**2 254 666.67**	**3 254 666.67**
16 May 2005	Shepstone & Wylie professional services		9 268.88	9 268.00
	Total payments	**1 000 000.00**	**2 263 935.55**	**3 263 935.55**

353 Refer Annexure EEE
354 Refer Annexure DDD

The total amount paid for the fishing vessel, Allison amounted to R3 263 935.55, of which CMMS paid R1 000 000 and Investec paid R2 263 935.55.

The purchase price was paid by CMMS, which amounted to R1 000 000. T-Sec paid the amount of R900 000, which was raised against to the loan account of SAFCO in CMMS books. R100 000 was paid by CMMS to Shepstone & Wylie and raised against the loan account of SAFCO.

Investec paid R1 738 000 to SAFCO as a refund of the advance to SAFCO. According to Ward, this amount, received from Investec, was used for operating expenses, according to the project funding agreement in terms whereof, Investec would fund 80% and CMMS would funds 20% of the purchase price of the vessels.

R516 666.67, as part of the R3 100 000, was paid by Investec to SAFCo. The basis of this transaction is discussed *infra*.

The amount of R9 268.88 was paid by Investec to Shepstone & Wylie in respect of mortgage fees.

Accounting for the transactions by SAFCO

The accounting records for each vessel were maintained by SAFCO. All receipts and payments were processed via SAFCO's cashbook and either recorded, in the intergroup loan account, or if capitalised, in the account 6000: *"Fishing vessel – Allison"*. The transactions relating to the purchase price of the vessel were processed by Barrett.

Payment made by CMMS

The amount of R1 000 000 was debited to the Fishing vessel – Allison account 6000 and credited to the debentures account 8050.

Payment made by Investec

The initial entry for the payment of R1 738 000 was raised as a debit to the account 6000 and credited to the account 9050. It was subsequently reversed. The final entry processed to record the payment to SAFCO was a debit to the SAFCO cashbook account 7100 and a credit to the Investec loan – Allison account 9710.

Amounts capitalised to the asset account of the fishing vessel

We reviewed a general ledger account number 6000, which was provided by SAFCO. It appears that the total net amount of R1 302 620.33 was capitalised to account 6000 of which R672 199.56 related to refurbishment, towage and upgrades to equipment and electrical equipment. These costs have been correctly capitalised. R630 420.77 related to costs such as reimbursement of travel expenses, wages and salaries, repairs and maintenance and spares purchased that should not have been journalised to the asset account 6000[355]. According to Ward, these were start up costs that Barrett requested to be capitalised.

10.26.5 Acquisition of four fishing vessels from Lamoson

As reflected in the SAFCO's application in respect of funding from Investec, it appears that SAFCO acquired four Australian fishing vessels during 2004[356].

It is evident that there were directors and key management personnel whom were common to JCI Limited and SAFCO. It is apparent that these common directors and management could, and did exercise significant influence over the affairs of SAFCO and specifically the structuring of the transactions, to acquire the Australian fishing vessels. Our investigation points to the fact that these transactions were not in the best interest of SAFCO and were between related parties. Furthermore, it appears that the true nature and objectives of the transactions were not disclosed to Investec, the SAFCO directors and the SARB.

10.26.5.1 Relevant companies participating in the transaction

We identified a number of companies both on and off shore, which participate in the transaction, which included:

Seeter, trading as Great Barrier Reef Tuna

We performed a search of statutory information of Seeter in publicly available information data bases. This search revealed the following information in respect of the company:

355 Refer Annexure FFF
356 Refer Exhibit 5.26.7

- The company was an Australian company, limited by shares, with registration number 28/5/1985;
- Seeter was the registered proprietary for Great Barrier Reef Tuna;
- The nature of business is seafood and tuna processing, and retail; and
- Great Barrier Reef Tuna was incorporated on 9 August 1993, with registration number 28/5/1985 and having Lamason and Ann Louise Lamason as directors and shareholders.

Kelco International

It appears from documentation reviewed that Kelco International was used by Lamoson and that he had an interest in the company.

Pacific Fisheries

It appears from evidence reviewed, that Griffiths, Mason, Stratton and Buitendag were involved in/or aware of the incorporation process of Pacific Fisheries. In addition, we found evidence indicating that Stratton, Buitendag and RB Kebble, all directors of JCI Limited at the time, had an interest in Pacific Fisheries.

Pacific Fisheries appears to be a company incorporated in terms of the law of Mauritius.

Amongst the documents recorded, in soft copy on the servers of JCI Limited, we found a number of documents relating to the incorporation process of Pacific Fisheries. We noted the following:

- An e-mail message from Maillard to Griffiths, on 3 August 2004, confirming a telephonic conversation. Maillard indicated that the name Atlantic Fisheries was not available with the Registrar of Companies for reservation. He explained that he managed to reserve the name Pacific Fisheries[357];
- Griffiths instructed Maillard to proceed with the incorporation of Pacific Fisheries[358];
- Maillard informed Griffiths, on 9 August 2004, that the company Pacific Fisheries was incorporated[359], and

[357] Refer Exhibit 5.26.24
[358] Refer Exhibit 5.26.24
[359] Refer Exhibit 5.26.24
•

2194

- The physical address of the company, as provided by Maillard, was[360]:

  Pacific Fisheries Limited
  c/o Inter-Ocean Management Limited
  Suite 320, 3rd Floor
  Barkly Wharf
  Le Caudan Waterfront
  Port Louis
  Mauritius

Furthermore, we found a number of documents providing additional information in respect of Pacific Fisheries. On 2 September 2004, Griffiths requested Maillard to advise him on who the authorised signatory and shareholders of the company were[361]. Maillard responded on 3 September 2004, providing the following information[362]:

"...1. Director - Laval Law How Hung

2. Shareholder - Aculsha Nominees Ltd (our nominee company)

3. Secretary - Inter-Ocean Management Ltd...".

We noted that the shareholder was reflected as Aculsha Nominees Limited. Therefore, it appears that Aculsha Nominees may have held the shares on nominated capacity.

We noted that the subject of the e-mails reads: *"New entity – GBLZ"*. According to the website of Inter-Ocean Management Limited, the GBLZ was a special company in that it was totally exempt from taxes in Mauritius, provided it did not conduct business with residents of Mauritius or have a resident of Mauritius as the beneficial owner of it's shares[363].

It appears that the e-mail recording all the information relating to the incorporation of Pacific Fisheries, as mentioned *supra*, was also sent to Stratton on 3 September 2004. The e-mail reads[364]:

"...John,

Is this how you wish the co to remain?

360 Refer Exhibit 5.26.24
361 Refer Exhibit 5.26.24
362 Refer Exhibit 5.26.24
363 Refer Exhibit 5.26.25
364 Refer Exhibit 5.26.24

Gareth Griffiths..."

Although we did not have sight of Stratton's response, this is evidence that Stratton was informed of the fact that Griffiths requested Inter-Ocean Management to set-up an entity in Mauritius. Based on the fact that Griffiths requested approval from Stratton, it appears that Stratton was involved in structuring this transaction.

It appears from e-mail correspondence between Griffiths and Maillard that both Laval Law and Maillard could sign agreements on behalf of Pacific Fisheries[365].

We had sight of an e-mail, dated 15 October 2004, from Laval Law to Bailey. The e-mail address, recorded for Laval Law was Laval Law (mailto:lalaw@inter-oceanmgt.com)[366].

The details of Laval Law, provided at the end of the e-mail, reflected the following:

"...INTER-OCEAN GROUP OF COMPANIES
Tel: +230 210 9334
Cell: +230 255 5722
Fax: +230 210 8524
Website: www.inter-oceanmgt.com..."

It is evident from the Inter-Ocean Management Limited website, www.inter-oceanmgt.com, that both the telephone number and the fax number, provided on the e-mail message by Laval Law, was consistent with that of Inter-Ocean Management. Hence, it appears that Laval Law, the sole director of Pacific Fisheries, was an employee of Inter-Ocean Management Limited.

It is evident from Inter-Ocean Management Limited's website that the company was established to facilitate international trade from the tax friendly environment of Mauritius. As is reflected later in the report, the purpose and the nature of the transactions were to realise a profit in a tax friendly environment. It appears from the website that this is specifically what Inter-Ocean Management facilitated.

365 Refer Exhibit 5.26.26
366 Refer Exhibit 5.26.27

It is evident from an e-mail message, dated 6 September 2004, that Maillard and Griffiths discussed a number of issues relating both to Pacific Fisheries and the acquisition of the vessels, which include the following issues[367]:

- The opening of a bank account for Pacific Fisheries as the agreement, presumably the agreement of sale, stipulated that the funds should be paid into the bank account of Pacific Fisheries.

- Maillard requested information relating to the sale of the vessels; and

- Maillard indicated that he needed the information to enable him to draft the necessary resolutions.

We noted that the above mentioned e-mail was also distributed to Stratton.

Maillard drafted the minutes of the first Pacific Fisheries' directors' meeting. It appears that Maillard sent the minutes to Griffiths on 9 September 2004 and requested his comments[368]. Amongst the documents, recorded in soft copy on the servers of JCI Limited, we found two documents, purporting to be minutes of the directors of Pacific Fisheries, held on 23 August 2004 in Port Louis, Mauritius. According to the properties of the documents, it appears that it was authored during September 2004. It appears that both the documents were part of the documents retained by Griffiths. The first document was saved as "*First Board-04-08-23.doc*"[369]. There were a number of questions reflected in the document, presumably for Griffiths's guidance and approval. We noted the following was recorded in the first document:

- The meeting was held of 23 August 2004;

- Laval Law was present as a director and Maillard attended representing Inter Ocean Management at the meeting;

- The company had been incorporated on 5 August 2004 under the provisions of the Companies Act 2001;

[367] Refer Exhibit 5.26.28
[368] Refer Exhibit 5.26.28
[369] Refer Exhibit 5.56.29

- Laval Law was appointed as first director of the company. Maillard also requested whether any additional directors should be appointed;

- It was resolved to ratify the appointment of Inter-Ocean Management Limited as secretary of the company;

- It was resolved that the sole shareholder of the Company was Aculsha Nominees Limited, who held one share of USD 1. Maillard requested whether Griffiths required any transfer of shares or issuing;

- It was resolved that a bank account be opened in the name of the company at HSBC, Mauritius and that the said bank be instructed to accept instructions executed jointly by one Group A and one Group B signatory;

- It was noted that the Company has identified four vessels that are currently held by Seeter Limited and on which Kelco International Limited has a purchase option. It was recorded that the Company would like to purchase the four vessels for an agreed purchase price of AUD2,860,000 from Seeter and that Kelco has agreed to assign its purchase rights to the Company;

- It was noted that the purpose for purchasing the vessels would be to dispose them at a price of AUD1,250,000 each t four South Africa companies;

  - Eagle Creek Investments 215;

  - Eagle Creek Investments 200;

  - Eagle Creek Investments 250;

  - Eagle Creek Investments 194.

- It was resolved that the purchase option available to Kelco for the purchase of the four vessels be assigned to the company subject to the terms and conditions of the deed of assignment and that any one director and/or Stratton be authorized to represent the company to execute the deed of assignment.

-

The second document was saved as *"First Board-04/08/23 (with comments).doc*". The following changes and/or comments were recorded in the second document[370]:

- Under the heading appointments of directors, Griffiths responded that they did not need any additional directors but that this would be reviewed in three months time;
- Under the heading issue of shares Griffiths responded that they did not need any additional directors but that this would be reviewed in three months time;
- Griffiths added an number of names under the group A signatories which included his own, Stratton, Buitendag and sherry; and
- In respect of the purchasing of the vessels, Griffiths added that the consideration payable in respect of the agreement was AUD 1 600 000.

We noted the following from the two sets of minutes:

- The minutes and resolutions are consistent with the detail provided in the e-mail to Levin on 10 August 2004 in respect of the structure of the transactions, discussed *infra*;
- Aculsha Nominees was the shareholder of Pacific Fisheries and Griffiths indicated that *"they"* would asses this in three months' time;
- Pacific Fisheries, would have acquired the four vessels for the total purchase price of AUD4 460 000, where after the Pacific Fisheries would sell them to four companies for the amount of AUD5 000 000; and
- Stratton was authorised to represent Pacific Fisheries to execute the deed of assignment.

Griffiths and Barrett instructed Maillard that Inter-Ocean Management had to prepare the, management accounts of Pacific Fisheries[371]. Maillard requested Barrett to provide him with the *"suggested year end and whether there was any additional income or expenses"*.

[370] Refer Exhibit 5.26.30
[371] Refer Exhibit 5.26.31

It is evident from the string of e-mail messages and documents, referred to *supra*, that Griffiths, although not a director of Pacific Fisheries, provided all the guidance and information. Laval Law, the director of Pacific Fisheries, did not partake in the decisions taken.

A number of the SAFCO and JCI Limited directors were involved in the incorporation process and management of Pacific Fisheries. In this regard we noted a number of documents, recorded in soft copy, on the servers of JCI Limited. Griffiths requested from Maillard the first hereof is an e-mail, which reads[372]:

"-----Original Message-----
***From:** Gareth Griffiths [mailto:ggriffiths@jci.co.za]*
***Sent:** Monday, May 16, 2005 12:18 PM*
***To:** 'Kenneth Maillard'*
Subject:** URGENT ***** PACIFIC FISHERIES*
***Importance:** High*

Dear Kenneth,

Please advise the tax status of Pacific Fisheries on the following transaction:

1. *Australian vessel owner grants Pacific an option over a fishing vessel for equivalent of R6,000,000 (6 million Rand)*

2. *Pacific Fisheries finds an Australian buyer willing to pay R8,250,000*

3. *Profit of R2,25m is made in Pacific Fisheries..."*

Mallard replied as follows on 16 May 2005:

"...Hi Brian

From a Mauritius perspective, there will be no tax on the profits or capital gains realised (depending on how you treat it in the books). However, any income which will flow from Pacific Fisheries to the ultimate beneficial owner (e.g Hennie, John Stratton etc), will be accounted for as income in the hands of beneficiaries and would therefore be taxed at domestic rate in remittance jurisdiction.

[372] Refer Exhibit 5.26.32

2206

Hope this helps

Laval, this is just to keep you posted from an accounting perspective. I believe this will be the next deal..."

Maillard once again confirmed, on 17 May 2005, that the shareholder in Pacific Fisheries was Aculsha Nominees.

Although the latter quoted e-mail related to the profit to be made by Pacific Fisheries in the following transaction involving the acquisition of three fishing vessels, we noted the following:

- It was confirmed that Aculsha Nominees was the shareholder of Pacific Fisheries; and
- The ultimate beneficiaries of Pacific Fisheries were *"Hennie, John Stratton etc"*.

Diamond Logistics

Although Diamond Logistics was not a party to the agreements, we noted that they share a common shareholder with Pacific Fisheries, in Aculsha Nominees.

We had sight of a single page document styled "*DIAMOND LOGISTICS LIMITED*", provided to us by Barrett[373]. This document was attached to the financial statements of Pacific Fisheries. The document appears to be the management accounts for the accounting period 1 January 2005 to 30 September 2005. We noted the following in respect of Diamond Logistics:

- Shareholders: Aculsha Nominees Ltd – 1 Ordinary Shares of USD 1 each;
- Directors: Laval Law How Hung; and
- Company Secretary: Inter-Ocean Management Limited.

Hence, it appears that Pacific Fisheries and Diamond Logistics Limited have a common director and shareholder in Laval Law and Aculsha Nominees respectively. In addition, they also shared a common company secretary.

[373] Refer Exhibit 5.26.33

Furthermore, amongst the documents, recorded in soft copy on the servers of JCI Limited, we found a number of documents relating to Diamond Logistics. We noted the following from a shareholders' structure relating to Diamond Logistics. This structure was attached to management accounts of to the Emerald Trust[374]. The shareholders of Diamond Logistics were recorded as the Emerald Trust (33.33%), Mapalasa Trust (33.33%) and the Egoli Trust (33.34%). The following was also recorded on these documents:

- The beneficiaries of the Emerald Trust appears to have been Stratton and Donna Rae Stratton. During a meeting with Stratton, he confirmed that he was a beneficiary of the Emerald trust;
- The beneficiary of the Mapalasa Trust appears to have been Buitendag; and
- The beneficiaries of the Egoli Trust appears to have been RB Kebble, Ingrid Jean Kebble, Matthew Kebble, Elizabeth Kebble, Buddy Kebble, Hannah Kebble and any further children of RB Kebble.

Background on the South African companies, who acquired the four fishing vessels

We performed searches of statutory information of the four South African companies in publicly available information databases. The searches revealed the following:

- A company, named and styled Eagle Creek Investment 194, was incorporated on 6 July 2004 with registration number 2004/018919/07 and having Craig Baron, Cloete, Nissen; and Williams as directors;
- A company, named and styled Eagle Creek Investment 200 was incorporated on 9 July 2004 with registration number 2004/019169/07 and having Baron, Cloete, Mason and Pandor as directors;
- A company, named and styled Eagle Creek Investments 215 was incorporated on 8 July 2004 with registration number 2004/019091/07 and having Baron, Cloete, Nissen and Williams;

[374] Refer Exhibit 5.26.34

- A company, named and styled Eagle Creek Investments 250, was incorporated on 13 July 2004 with registration number 2004/019445/07 and having Baron, Cloete and Stratton.

10.26.5.2 Structure of the transactions and the progression thereof

It is evident that a number of the SAFCO directors were involved in the negotiations with the sellers, the structuring of the transaction to acquire the fishing vessels and the inflation of the selling price. It appears that the intention was to realise the inflated amount in Pacific Fisheries.

We found a number of e-mail messages, relating to the acquisition of the four vessels, amongst the documentation imaged electronically. We refer to a number of these documents *infra*.

It appears that Mason, personally, negotiated the purchase prices in respect of the four Australian vessels with Lamoson. This is evident from an e-mail message that Mason sent to Griffiths on 23 July 2004.The e-mail reads as follows[375]:

"...Hi Gatreth, Information for you and John Stratton only.

Negotiated price position with Bob Lamason 4 vessels.
Balance AUD $1.05 mil
Hooked AUD $1.05 mil
Connect AUD $1.15 mil
Extractor AUD $0.95 mil

Estimated price for delivery AUD $60000 per vessel..."

We noted, that Mason instructed Griffiths that the information was for him and Stratton only. It appears that the total price, in respect of the four vessels, including delivery, amounted to AUD4 440 000.

On 27 July 2004, Mason informed Griffiths on the progress in respect of the acquisition of the four vessels[376]. Attached to the e-mail message were two option agreements. We noted the following salient features, recorded in the two option agreements. The first of the above mentioned agreements reflected the following features:

- The agreement was styled *"Option agreement"*;

[375] Refer Exhibit 5.26.18
[376] Refer Exhibit 5.26.19

- JCI Limited appears to have been the purchaser and the seller of the vessels was an Australian company, to have been nominated;
- The vessels, were described at Annexures A to D and, in each case included, the gear, equipment and spare parts on board the vessels;
- The seller granted the purchaser the sole and exclusive option to purchase the vessels for a total purchase price of AUD2,860,000, which was to be apportioned as follows:
  - Vessel described in Annexure A, the sum of AUD650 000;
  - Vessel described in Annexure B, the sum of AUD650 000;
  - Vessel described in Annexure C, the sum of AUD700 000; and
  - Vessel described in Annexure D, the sum of AUD600 000.
- Delivery of the vessels had to be given and taken on the delivery date in the port of Cape Town.

The second of the above mentioned agreements reflected the following features:

- The agreement was styled *"Option agreement"*;
- JCI Limited appears to have been the purchaser and the seller was an company in Japan, to be nominated;
- The seller granted the purchaser the sole and exclusive option to purchase the vessels for a total purchase price of AUD1 600 000, which had to be apportioned as follows:
  - Vessel described in Annexure A, the sum of AUD400,000;
  - Vessel described in Annexure B, the sum of AUD400,000;
  - Vessel described in Annexure C, the sum of AUD450,000; and
  - Vessel described in Annexure D, the sum of AUD350,000.
- Delivery of the vessels had to be given and taken on the delivery date in the port of Cape Town.

It appears from the two agreements that the total purchase price in respect of the four vessels mentioned at annexures A to D was:

Annexure	Total amount AUD
A	1 050 000
B	1 050 000
C	1 115 000
D	950 000
Total	**4 165 000**

These amounts represented the exact amounts negotiated by Mason, as reported to Griffiths on 23 July 2004. These amounts excluded the delivery cost of approximately AUD60 000 per vessel.

On the same day, 28 July 2004, Mason requested Griffiths to delete the agreements completely and replace them with two new agreements[377]. Attached to the e-mail were similar agreements to the two option agreements, mentioned *supra*. We noted that changes to the agreements indicated the total purchase price per vessel was increased by AUD65 000, aggregating AUD260 000. A provision was included to allow for the amount of AUD260 000 to be drawn for the exclusive use to pay for cost relating to the delivery of the four vessels.

On 28 July 2004, Mason notified Griffiths of additional changes to the option agreement[378]. Mason recorded that the one Option Agreement would be replaced by a "*simple contract*" in terms of which JCI Limited would pay the seller AUD1 600 000upon delivery in Cape Town. It was further recorded that the seller in this case would be a company in Japan providing an invoice for the funds to be paid into a Japanese account.

There was one agreement attached to the e-mail, which was almost identical to the agreement between JCI Limited and the Australian company, mentioned in the second e-mail sent by Mason on 28 July 2004, as mentioned *supra*. We noted that *"the seller"* was defined as the Great Barrier Reef Tuna. The amount of AUD1 600 000 appears to be the balance of the purchase price, including the delivery cost, as discussed *supra*. On 28 July, Mason informed Griffiths, that the company, to be included in the agreement relating to the AUD1 600 000 (to be paid on delivery of the vessel in Cape Town) was Kelco International[379].

---

377 Refer Exhibit 5.26.21
378 Refer Exhibit 5.26.20
379 Refer Exhibit 5.26.21

We noted, that Mason requested Griffiths, on 29 July 2004, to insert the words "*Seeter Trading as*" in front of the words, Great Barrier Reef Tuna, in the vessel option agreement[380].

Griffiths notified Levin of significant changes in the structure of the transaction, relating to the purchase of the four Australian vessels. It is evident from the document, that the e-mail was also distributed to Buitendag[381]. The e-mail reads:

"... Dear John, the agreements have changed significantly since we spoke last.

The arrangements are now:

1. *Pacific Fisheries Ltd (see attached) will first acquire the vessels in terms of the following arrangements:*

   1.1 *There are 2 separate parts to the contract as Seller wants to recognize a lower vessel price in Australia. The first part of the agreement relating to AUD2,86m of the purchase price is attached. The second part of the agreement is based on funds going into Japan as Seller wishes to leave those funds off shore. We need to tie the 2 parts of the contract together from the Japanese side rather than the Australian side.*

   1.2 *Part 2 requires that a simple contract is to be drawn up whereby Pacific Fisheries Ltd will pay the seller the balance of AUD1.6m upon delivery of the vessels in Cape Town in compliance with the aforementioned vessel option agreement delivery clause 5. The seller in this case will be a company in Japan providing an invoice for the funds to be paid into a Japanese account. The details are: Kelco International Ltd.,Suite 401, Hanahara Building No 5, 7-8-17 Nishinakajima Yodokawa-ku, Osaka 532-001, JAPAN.*

Simultaneously with 1, four SA shelf companies (details to be supplied to you) will acquire the vessels from Pacific Fisheries on similar terms to the combined arrangements at 1. The only difference will be that the purchase price is inflated by R500, 000 per vessel (AUD113,636 @ R4,40 per AUD). Could you also modify the original agreement for this purpose?

380 Refer Exhibit 5.26.43
381 Refer Exhibit 5.26.22

2206

2. *JCI will lend funds to Pacific Fisheries Ltd for the initial purchase price, which will require a FOREX approval. JCI will also lend funds to the Shelfco's for the acquisition of the vessels on the way into the SA co's, which will require a second Forex approval, albeit that the purchase price will be paid on loan account between the SA Newco's and Pacific Fisheries Ltd. The intention is that the funds will be recovered by JCI by refinancing the Newco's in due course..."*

We noted the following from the above mentioned e-mail message:

- Pacific Fisheries would acquire the four vessels from Seeter, who was the registered owner of the four vessels as at 10 August 2004[382];
- Pacific Fisheries would make payments to two entities, being Seeter, in the amount of AUD2 860 000, and to Kelco International, in the amount of AUD1 600 000. The primary reason for this structure was that Lamoson, intended to retain a portion of the selling price off shore (not in Australia);
- The total purchase price, to be paid by Pacific Fisheries in respect of the four vessels was AUD4 460 000. The difference between this amount and the purchase price, including delivery, agreed on between Mason and Lamoson as mentioned in the e-mail of Mason on 27 July 2004, was AUD20 000 (this was included as delivery cost);
- The above represented a total price per vessel of AUD1 115 000;
- Pacific Fisheries, through Griffiths, inflated the price paid for the vessels with R500 000 (or AUD113 636@ R4.40) per vessel before selling it to the four South African shelf companies;
- JCI Limited would have lent funds to Pacific Fisheries for the initial purchase of the vessels;
- JCI Limited would have funded the South African companies to acquire the vessels from Pacific Fisheries;
- The purchase price would have been paid on loan account between the South African companies and Pacific Fisheries; and

[382] Refer Exhibit 5.26.23

- Attached to this e-mail message was an option agreement.

We noted that the parties to the option agreement were Seeter and Pacific Fisheries. However, the definition in respect of the purchaser still read JCI Limited[383].

10.26.5.3 Final agreements entered into in respect of the four Australian Vessels

The transaction was concluded in two phases. Firstly, as recorded in the documents mentioned *supra*, the transaction with Lamoson was recorded in two separate agreements. An *"Option Agreement"* between Seeter and Kelco International and a *"Deed of Assignment Agreement"* between Kelco International and Pacific Fisheries were entered into. Both agreements were entered into on 23 August 2004. Secondly, Pacific Fisheries, entered into four separate *"Sale Agreements"* with entities, all incorporated in terms of South African law, to sell the Australian vessels.

Option agreement

The following salient features were reflected in this agreement[384]:

- Seeter granted the Kelco International the sole option to purchase four vessels for the total purchase price of AUD2 860 000, which were apportioned as follows:
  - Vessel described in Annexure A, the sum of AUD 715 000;
  - Vessel described in Annexure B , the sum of AUD715 000;
  - Vessel described in Annexure C, the sum of AUD765 000; and
  - Vessel described in Annexure D, the sum of AUD665 000.
- We could not locate Annexures A to D, referred to in this agreement. However, it appears that they referred to the vessels Balance, Hooked, Connect and Extractor. This was also appearing from the agreement of sale, discussed *infra;*
- Seeters' attorneys were Bottoms English Lawyers, situated in Australia;

---

383 Refer Exhibit 5.26.22
384 Refer Exhibit 5.26.35

- In respect of the payment of the purchase price, it was agreed that:
  - 10% of the purchase price had to be paid to the Seeters' attorney's trusts account when the option was exercised subject thereto that AUD260 000 could be released to the seller to pay the cost of delivery of the vessels to the port of Cape Town, South Africa;
  - 70% of the purchase price had to be paid, prior to the vessels departing Australia for delivery in the port of Cape Town; and
  - The balance of the purchase price had to be paid upon compliance by the Seeter with its obligation in respect of delivery in the Port of Cape Town South Africa.
- Delivery of the vessels had to be given and taken in the port of Cape Town;
- All risks attaching to the vessels, would have passed to the purchaser on the delivery date upon compliance by the Seeter with all its obligations;
- Seeter had to maintain the vessels in the condition as at the date of signature of the agreement. Seeter would have been required to carry out any repairs to the vessels prior to the delivery date; and
- Kelco International was entitled to assign its rights under the agreement to a third party. Kelco International remained liable to Seeter and renounced the benefit of all of exceptions and benefits which may be available to the surety but for this remuneration.

It appears that the agreement was signed by Lamoson, on behalf of Seeter, and by John Kellett, on behalf of Kelco International.

Deed of Assignment Agreement

Kelco International entered into an assignment agreement with Pacific Fisheries[385]. The following salient features were reflected in this agreement:

- Kelco International assigned to Pacific Fisheries, who accepted such assignment, all the rights and obligations that Kelco International held under the option agreement, mentioned *supra*;

[385] Refer Exhibit 5.26.36

- In consideration of the assignment, Pacific Fisheries undertook to pay Kelco International the sum of AUD1 600 000 upon delivery of the vessels in the port of Cape Town;
- The agreement was conditional upon:
  - Pacific Fisheries concluding a satisfactory agreement for the on-sale of the vessels in South Africa;
  - Pacific Fisheries obtaining a loan from JCI Limited for the aggregate of the consideration payable under this agreement and the option agreement; and
  - JCI Limited obtaining Exchange Control approval from the South African authorities in respect of the loan between JCI Limited and Pacific Fisheries.
- It appears that the agreement was signed by John Kellett, who represented Kelco International, and by Stratton who represented Pacific Fisheries.

Sale Agreement

On 1 September 2004, Pacific Fisheries entered into four separate sale agreements with South African registered companies. The following salient features were reflected in this agreement:

- The four entities, who entered into agreement with Pacific Fisheries, were Eagle Creek Investment 194[386], Eagle Creek Investment 200[387], Eagle Creek Investment 215[388] and Eagle Creek Investment 250[389];
- The names of the four vessels were Extractor, Hooked, Balance and Connect. Included in the definition of what comprised a vessel were:
  - The gear, equipment and spare parts relating to and on board the vessel; and
  - All radio installation, navigation and other spares on board the vessel;
- Pacific Fisheries sold the vessels for the purchase price of AUD1 250 000 per vessel;
- In respect of the payment of the purchase price, it was agreed that:
  - 10% of the purchase price, would be paid upon conclusion of the agreement;

---

386 Refer Exhibit 5.26.37
387 Refer Exhibit 5.26.38
388 Refer Exhibit 5.26.39
389 Refer Exhibit 5.26.40

- 70% of the purchase price prior would be paid to the vessels departing Australia for delivery in the port of Cape Town; and

- The balance of the purchase price was due upon compliance by the seller with its obligation in respect of delivery in the port of Cape Town South Africa; and

- It appears that the agreement was signed by Laval Law, on behalf of Pacific Fisheries on 1 September 2004, and by Griffiths, representing all four purchasers, on 3 September 2004.

10.26.5.4 Exchange control application for the transfer of fund off shore

We located four letters, captioned *"EXCHANGE CONTROL APPLICATION FOR THE TRANSFER OF PURCHASE PRICE"*, all dated 8 September 2004[390]. The letters were addressed to the Manager, Foreign Exchange Division, FNB and were signed on behalf of Nissen, Pandor and Griffiths. The applications were in respect of the four South African companies, which entered into agreement with Pacific Fisheries for the purchase of the fishing vessels.

We located these identical letters on the JCI Limited server and it is evident from the properties that Griffiths was the author thereof. In addition, the name *"G Griffiths"* was reflected in all the headers of the applications. The following salient features were reflected in these applications:

- The applicant was a shelf company and did not have a trading history;

- The sole asset of the applicant would be the vessel acquired with the funding mentioned in the application;

- CMMS would lend the funds in respect of the acquisition of the vessels to the applicant;

- The shareholding and the directors of the applicant were provided in respect of each of the applicants;

- The applicant acquired a fishing vessels from Pacific Fisheries for a purchase price of AUD1 250 000;

[390] Refer Exhibit 5.26.41

- A number of benefits, mostly relating to the financial feasibility to South Africa, were listed; and

- The applicant requested approval for the transfer of the purchase price as payment for the vessels.

Attached to the applications, were the sale agreements between Pacific Fisheries and the applicants as well as the *"REVENUE MODEL"* in respect of each vessel. The sale agreements, attached to the applications, were identical to the agreements mentioned in respect of the four vessels mentioned *supra*.

We noted the following in the exchange control applications and the attachments thereto:

- The entire transaction, as mentioned above, were not reflected in the application, but only the last leg of the transaction between the applicants and Pacific Fisheries; and

- The inflated purchase price and the other leg to the transaction were not disclosed.

We obtained the exchange control applications submitted by FNB to the SARB[391]. It was recorded that JCI Limited approached FNB on behalf of the applicant, requesting urgent application, in order to obtain approval to submit funds abroad. It was reflected that the purchase price of the vessel was AUD1 250 000. It appears that the following documents were attached to the application:

- Agreement of sale between Pacific Fisheries and the applicants; and

- Schedule, reflecting the financial feasibility of the fishing project and the projected income and expenditure relating to the projects.

It was recorded on all the applications that Pacific Fisheries was the beneficiary of the funds. It appears that the SARB approved the applications on 21 September 2004. The applications were awarded numbers 10119, 10120, 10116 and 10115.

---

[391] Refer Exhibit 5.26.42

10.26.5.5 Payments made in respect of the acquisition and accounting treatment thereof

We received a schedule of payments made by Investec in respect of the acquisition of the four fishing vessels; Hooked, Balance, Extractor and Connect. Furthermore, we performed a review of the SAFCO ledger accounts in the books of CMMS[392]. The payments effected are reflected in the table set out below.

Based on the calculations, the costs of the four Australian vessels amounted to R23 753 948.88. This amount excludes R2 066 666.67, but includes the amount of R2 135 169.04 which is still due to Pacific Fisheries by the vessel owning companies Eagle Creek 194 (Fishing vessel – Extractor), Eagle Creek 200 (Fishing vessel – Hooked), Eagle Creek 215 (Fishing vessel – Balance), Eagle Creek 250 (Fishing Vessel – Connect).

The amount of R2 066 666.67 which is excluded from the amount mentioned above, forms part of the R3 100 000 that was paid by Investec. It is evident from the Investec schedule, that the amount of R3 100 000 was allocated to the six vessels purchased, viz, Barbara Louise, Allison, Balance, Extractor, Connect and Hooked. The schedule, received from Investec, indicated that this payment was made in respect of delivery, reflagging and survey.

It is evident from an e-mail message dated 21 April 2005, that Barrett notified Price about a shortfall in funding requirements[393]. Barrett explained the following in respect of the Barbara Louise II and the Allison:

"*...The actual costs shall exceed our expectations by as much as R920, 000. We need to adjust the facility within the prescribed limits to make allowance for this?...*"

In respect of the vessels Hooked, Balance, Extractor and Connect, Barrett explained "*...The capital budget in the overall facility was the contracted capital cost of the vessels excluding any ancillary costs. We have incurred unexpected/unforeseen delivery/survey/reflagging costs amounting to some R3.1m. Once again, we need to adjust the facility within the prescribed limits to make allowance for this?...*"

Price responded as follows:

---

392 Refer Annexure DDD
393 Refer Exhibit 5.26.66

"...Albeit that you are advising that SAFCO is "over budget" by R4 000 000, thus on the 80-20 split, Investec would be "contributing" R3 200 000, we'll only be able to apply to JHB for an additional R3 100 000 based on current security (which should be supported by the asset values which we have thus far obtained). Will this be sufficient?..."

We note the following from this document:

- The cost exceeded the budgeted cost with R920 000 in respect of the Barbara Louise II and the Allison; and
- The cost exceeded the budgeted amount by R3 100 000 and this can be contributed to unexpected/unforeseen delivery, survey and reflagging cost.

The delivery cost of the four vessels was included in the purchase price as mentioned above. Furthermore, Ward indicated that the R3 100 000, or the R516 666.67 per vessel, was used for repairs and maintenance costs. There are no specific invoices to substantiate this amount.

The total amount of R23 905 230.44 were paid by the following entities:

- Investec: 21 326 446.28;
- CMMS: 1 438 159.16; and
- Stratton: 1 140 625.00

Such total amount was applied in the following manner:

Date	Entity paid to	Total R	Total AUD
08 March 2005	Seeter (paid by CMMS) – refund by Investec	4 694 835.68	1 000 000.00
26 November 2004	Bottoms English (paid by CMMS)	1 438 159.16	300 000.00
21 April 2005	Diamond Logistics	14 345 160.00	3 009 614.57
23 September 2004	Possible payment to Bottoms English (paid by Stratton)	1 140 625.00	250 000.00
	Total cost of vessels	**21 618 779.84**	**4 559 614.57**

Date	Entity paid to	Total R	Total AUD
25 May 2005	Delivery/survey/reflagging - payment to SAFCO	2 066 666.67	
	Costs related to vessel	**23 685 446.51**	**4 559 614.57**
08 April 2005	Customs vat - Berry & Donaldson	3 853 770.47	$0.00
30 June 2005	Refund of customs VAT	-3 726 283.66	$0.00
14 April 2005	Valuation fee – David Abromowitz	55 221.60	$0.00
16 May 2005	Shepstone & Wylie - professional services	37 075.52	$0.00
	Total payments	**23 905 230.44**	**$5 018 873.83**

The total payments made as mentioned in the table above, were allocated to the various vessels.

Eagle Creek 215 (Fishing vessel – Balance)

The following payments were allocated to Balance[394]:

Date	Details	CMMS R	Investec R	Other R	Total R	Total AUD
08 March 2005	Paid by CMMS to Seeter	1 173 708.92			1 173 708.92	250 000.00
18 March 2005	Refund of advance to CMMS as initially paid by CMMS	-1 173 708.92	1 173 708.92		0.00	

[394] Refer Annexure DDD

Date	Details	CMMS R	Investec R	Other R	Total R	Total AUD
26 November 2004	Bottoms English – possibly deposited on 4 vessels	359 539.79			359 539.79	75 000.00
21 April 2005	Diamond Logistics		3 586 290.00		3 586 290.00	752 403.64
23 September 2004	Paid by Stratton - as per SAFCO records. (possible payment to Bottoms English)			285 156.25	285 156.25	62 500.00
	Purchase price	**359 539.79**	**4 759 998.92**	**285 156.25**	**5 404 694.96**	**1 139 903.64**
25 May 2005	Delivery/survey / reflagging - payment to SAFCO		516 666.67		516 666.67	
	Total cost of vessel	**359 539.79**	**5 276 665.59**	**285 156.25**	**5 921 361.63**	
08 April 2005	Customs vat - Berry & Donaldson		962 329.19		962 329.19	
30 June 2005	Refund of customs VAT		-932 195.06		-932 195.06	
14 April 2005	Valuation fee - David Abromowitz		13 805.40		13 805.40	

Date	Details	CMMS R	Investec R	Other R	Total R	Total AUD
16 May 2005	Shepstone & Wylie-professional services		9 268.88		9 268.88	
	Total payments	359 539.79	5 329 874.00	285 156.25	5 974 570.04	

We noted the following in respect of the above payments:

- CMMS paid R359 539.79 (AUD75 000) per vessel to Bottoms English as a deposit. An amount of R1 173 708.92 (AUD250 000) was paid by CMMS to Seeter as part of the purchase price for the vessel, however Investec subsequently repaid this amount to CMMS;
- The total amount paid by Investec for the purchase of the vessel was R5 329 874.00. R3 586 290.00 (AUD752 403.64) was paid directly to Diamond Logistics. The role of Diamond Logistics is unknown and we have not verified whether they have paid the seller on behalf of Pacific Fisheries;
- The amount of R9 268.88 was paid by Investec to Shepstone & Wylie in respect of mortgage fees;
- Investec paid the customs VAT of R962 329.19 to Berry & Donaldson. A VAT refund of R932 195.06 was subsequently refunded to Investec, leaving a net balance of R30 134.13 actually paid;
- A valuation fee of R13 804.40 was paid to David Abromowitz; and
- Stratton paid R285 156.25 (AUD 62 500) per vessel as part of the purchase price.

Accounting for the transactions by SAFCO

The accounting records for each vessel owning company are maintained by SAFCO. All receipts and payments are processed via SAFCO's cashbook and either recorded in the intergroup loan account, or if the payment must be capitalised, in the account 6000: *"Fishing vessel – Balance"*. It appears that the transactions relating to the purchase price of the vessel were processed by Barrett.

Journal entries processed

Payments made by CMMS and Stratton

As recorded in the project funding agreement, CMMS would fund 20% and Investec 80% of the purchase price of the vessels. Any payments made by CMMS for the purchase of the asset or capitalisation of the asset would be journalised to the debentures account.

The total of R644 696.04, being the combined amounts of R359 539.79, paid by CMMS and R285 156.25 paid by Stratton, was debited to the Fishing vessel – Balance, account 6000 (ref 1) and credited to debentures – account 8050 (ref 2).

Payments made by Investec

The amounts paid by Investec of R1 173 708.92 (ref 3) and R13 805.40 (ref 4) were debited to the account 6000 and the customs VAT of R962 342.19 (ref 5) paid by Investec was debited to the account 7350 – VAT Control Account. The amount totalling R2 149 838.51 (ref 6) was credited to the account 9050 – Inter group loan account. R3 586 290.00 (ref 4) was debited to the account 6000 and credited (ref 8) to the account 9050.

Journal entries in respect of purchase price processed to Pacific Fisheries loan account.

A Pacific Fisheries loan account existed, in each of the four Australian vessels ledger accounts.

The payments, made by CMMS and Stratton, mentioned above, have been subsequently reversed (ref 9 and 13). The new entries processed were a debit to Pacific Fisheries loan account - 9020 and a credit to Debentures – 8050 (ref 19 and 20). The payments made by Investec mentioned above have been reversed (ref 10,11,12,14 and 15, 16).The new entry raised for amounts of R1 173 708.92 (ref 22) and R3 586 290.00 (ref 28) was processed to the Pacific Fisheries loan account as a debit and a credit (ref 21, 27) to inter group loan account - 9050. The amount of R962 324.29 was debited to account 7350 (ref 23) and credited (ref 24) to account 9050. R13 805.40 has been debited to account 6000 (ref 26) and credited to account 9050 (ref 25). R11 491.23 has been raised as debit (ref 29) to account 6000 and credited to account 9020 (ref 30). The amount, owed to Pacific Fisheries of R5 950 000.00 (ref 18), has been credited to Pacific Fisheries and debited to the account 6000 (ref 17). The balance owing to Pacific Fisheries is R533 813.81. These journals are depicted as follows:

Account name	**Fishing Vessel – Balance**			**Account number**	**6000 (Asset)**		
Debit	System journal	Manual journal	Ref	System journal	Manual journal	Ref	Credit
644 696.04	1		1	30		9	644 696.04
Account name	**Fishing Vessel – Balance**			**Account number**	**6000 (Asset)**		
1 173 708.92	3		3	30		10	1 173 708.92
13 805.40	3		4	30		11	13 805.40
3 586 290.00	3		7	30		12	3 586 290.00
5 950 000.00	30		17	31		30	11 491.23
13 805.40	30		26				
Nett balance	**5 952 314.17**						
Account name	**Debentures**			**Account number**	**8050**		
Debit	System journal	Manual journal	Ref	System journal	Manual journal	Ref	Credit
644 696.04	30		13	1		2	644 696.04
				30		20	644 696.04
				Nett balance			**644 696.04**
Account name	**VAT control account**			**Account number**	**7350**		
Debit	System journal	Manual journal	Ref	System journal	Manual journal	Ref	Credit
962 324.19	3		3	30		14	962 324.19
962 324.19	30	23					
Nett balance	**962 324.19**						

Account name	**Intergroup loan account**		-	**Account number**	**9050**		
Debit	System journal	Manual journal	Ref	System journal	Manual journal	Ref	Credit
2 149 838.51	30		15	3		6	2 149 838.51
3 586 290.00	30		16	4		8	3 586 290.00
				30		21	1 173 708.92
				30		24	962 324.19
				30		25	13 805.40
				30		27	3 586 290.00
				Nett balance			**5 736 128.51**

Account name	**Pacific Fisheries**			**Account number:**	**9020**		
Debit	System journal	Manual journal	Ref	System journal	Manual journal	Ref	Credit
644 696.04	30		19	39		18	5 950 000.00
1 173 708.92	30		22				
3 586 290.00	30		28				
11 491.23	31		29				
				Nett balance			**533 813.81**

Accounting for the R516 666.67 in the books of SAFCO

The R516 666.67 was received as part of the R3 100 000. The R3 100 000 was processed as a debit to SAFCO's cashbook and credited to the Investec loan account in the ledger of the fishing vessel – Balance.

Capitalisation of expenses

We reviewed the general ledger account 6000, provided to us by SAFCO. A total net amount of R317 232.28 was capitalised to account 6000, of which R136 084.27 related to refurbishment, towage and upgrades to equipment and electrical equipment[395]. These costs have been correctly capitalised. R181 148.01 related to costs such as reimbursement of travel expenses, wages and salaries, repairs and maintenance and spares purchased that should not have been journalised to the asset account 6000. According to Ward, these were start up costs that Barrett requested to be capitalised.

Payments made in respect of the fishing vessels Extractor, Connect and Hooked

The payments and the accounting treatment in respect of the vessels, Extractor, Connect and Hooked were consistent with that of Balance as discussed supra. The only significant amounts that differ from the amounts recorded in respect of Balance, were the amounts in respect of the customs VAT. The amounts relating to the customs VAT were:

- Extractor: R958 612.32;
- Connect: R958 769.72; and
- Hooked: R974 059.24.

10.26.5.6 Confirmation of payments made in respect of the acquisition of the fishing vessels

It appears that, on 15 May 2005, Barrett provided Stratton with information relating to the acquisition of the four vessels[396]. The message was also distributed to Buitendag, Griffiths and Mason. We noted the following from the e-mail:

- The total cost of the vessels were AUD4 460 000, but there were additional cost amounting to AUD487 000. These additional amount related to *"sunk cost, gear and spare parts"*;
- The total amount paid in respect of the acquisition of the four fishing vessels was AUD4 559 000 and the outstanding balance was AUD 388 000;

[395] Refer Annexure GGG
[396] Refer Exhibit 5.26.44

- The total purchase price of the vessels were AUD5 000 000; and
- The profit in Pacific Fisheries was AUD53 000.

10.26.5.7 Pacific Fisheries financial statements

It is evident from a copy of the income statement of Pacific Fisheries, for the period ending 30 September 2005, that an amount of AUD5 000 000 was realised in respect of the sale of four fishing vessels[397].

We noted the following being recorded in the income statement:

- The cost of sale amount to AUD4 947 269.98 and included:
  - Purchase price of the four Australian vessels: AUD460 000.00;
  - Vessels spare parts: AUD259 412.98;
  - Delay cost: AUD227 857.00; and
- Net profit: AUD50 342.52.

10.26.6 Acquisition of additional fishing vessels from Australia

It appears that there is evidence pointing to the fact that, although the transactions were structured differently than in the previous acquisition, the elements and objectives in the acquisition of the four additional vessels stayed the same.

Once again, the transactions were related party transactions, with the same directors and management involved. It is evident from the evidence reviewed that the purchase price of the three vessels was inflated with the intention to realise a profit in Pacific Fisheries.

10.26.6.1 Relevant companies participating in the transaction

We identified a number of companies both on and off shore, which participate in the transaction. We performed searches of statutory information of the companies mentioned infra in public available data bases. The results of these searches are discussed below:

[397] Refer Exhibit 5.26.45

Tasmanian Bluefin

Tasmanian Bluefin was the owner of the three Australian fishing vessels. A company, named and styled Tasmanian Bluefin was incorporated on 5 July 1996 under Australian Law and having SJ Davis, and GW Heilmann as directors.

Three Australian companies acquiring the three vessels

Fireside

A company, named and styled Fireside was incorporated on 19 May 2005 under Australian Law and having Sherry and Landau. It appears from the Sale of Shares Agreement that Beachcove held 100% of the shares in Fireside. Turnbull provided Beale with a schedule on 23 August 2005[398]. It was recorded in the schedule, that Diamond Logistics was the ultimate parent company if Fireside.

Borderall Investments

Borderall Investments was incorporated on 19 April 2005 under Australian law and having the Sherry and Landau as directors. It appears that Beachcove is the only shareholder in Borderall Investments. It was reflected in the schedule provided by Turnbull that Diamond Logistics was the ultimate parent.

Triland Investments

Triland Investments was incorporated on 19 May 2005 under Australian law and the directors were reflected as Sherry and Landau. Beachcove was the sole shareholder of Triland Investments. It was reflected in the schedule, provided by Turnbull, Diamond Logistics was the ultimate parent company of Triland Investments.

Beachcove

A Company, named and styled Beachcove Holdings was incorporated on 22 November 1991 under Australian law and having Sherry and Landau as directors. It appears further that both Stratton and Buitendag were former directors of Beachcove, but have since resigned in 2003. We noted from the schedule which Turnbull provided to Beale, mentioned above, that Graceford Holdings was the shareholder in Beachcove, but that the shareholding was transferred to Diamond Logistics on 7 April 2004[399]. In addition, as reported supra, the shareholders of Diamond Logistics were the Emerald Trust, Mapalasa Trust, and the Egoli Trust.

---

398 Refer Exhibit 5.26.61
399 Refer Exhibit 5.26.61

Pacific Fisheries Limited

Pacific Fisheries was incorporated in Mauritius, and was reported on *supra*.

Three South African companies acquiring the shareholding in the three Australian companies

Little Swift Investments 77

Little Swift Investments 77 was incorporated on 19 February 2004 with registration number 2004/004/99/07. The directors were reflected as Baron, Cloete, Ncwana and Rasethaba.

Clifton Dunes Investments 114

Clifton Dunes Investments 114 was incorporated on 29 June 2004 with registration number 2004/018043/07. The directors of the company were Baron, Cloete, Ncwana and Rasethaba.

Four Arrows Investments 148

Four Arrows Investments 148 was incorporated on 13 August 2004 with registration number 2004/022218/07. The directors of the company were Baron, Cloete, Mason and Pandor.

10.26.6.2 *The structure of the transactions and the progression thereof*

It appears from documents, recorded in soft copy on the servers of JCI Limited, that Pacific Fisheries were once again used to facilitate the transaction. It appears from an e-mail message dated, 16 May 2005, that Griffiths requested advice from Maillard in respect of the tax status of Pacific Fisheries on a specific transaction[400]. The e-mail was also referred to *supra*.

We noted the following in this document:

- Pacific Fisheries secured an option to purchase the four Australian vessels for the equivalent of R6 000 000 each, from an Australian company;
- Pacific Fisheries found an Australia buyer, prepared to pay R8,250,000 in respect of each the vessel; and

[400] Refer Exhibit 5.26.32

- Pacific Fisheries would make a profit of R2 250 000 per vessel.

It is evident from the response of Maillard that the income would not be taxed, but only income that would flow to the beneficiaries, would be taxed at domestic rate in the remittance jurisdiction.

In addition, we had sight of two documents, recorded in soft copy on the JCI Limited server. It appears from the properties of the documents that both were created by Griffiths on 16 May 2005, the same day when he forwarded the above mentioned e-mail, relating to the profit to be made in Pacific Fisheries. The one document was a memorandum recording the structure of the transactions, and the second document, in PowerPoint format, depicted the transaction. The first document reflected the following[401]:

"... 1 Seller gives Pacific Fisheries a mandate to realize R6m for vessel. [PF could also hold an option at R6m]

1. Whatever is realised in addition to R6m is commission / profit to Pacific Fisheries.

2. S/H funds Aus 1 on loan account to acquire Vessel 1 from Seller, through brokerage of Pacific Fisheries (or other broker) for R8,25m. Pacific invoices Aus 1 for R8,25m (R6m to seller and R2,25m to Pacific in comm.)

3. Invested finances SA 1 to acquire shares in Aus 1 for R8,25m from S/H as to:

a. R1,00 for equity in Aus 1;

b. R8,25m for S/H loan claim against Aus 1 at face value.(asset sale)

4. At end of Yr1, Aus 1 sells vessel to SA1 and SA 1 cancels loan claim against Aus 1 ..."

We noted the following from the two documents:

- It appears that the intention with this structure was to realise profit, in a tax friendly environment;

401 Refer Exhibits 5.26.46 and 5.26.47

- The shareholder in Australia 1 would provide the financing to Australia 1 to purchase the vessels, but the names of the entities were not mentioned;
- The South African company would then purchase the equity in Australia 1 from the shareholder in Australia 1 for the amount of R1; and
- It appears that this transaction would constitute a related party transaction.

It appears that Griffiths sent the above mentioned structure again to MacNish on 20 June 2005 with the following comments[402]:

"...The agreement on its own, does not achieve what we had set out to achieve, namely to gross up the value of the vessels in a tax neutral environment. Please see the original deal structure which is attached as a .ppt file which relates to the original set of agreements, also attached. I have been away on leave and in my absence it looks like you might have only received the assignment agreement from John Mason. The Assignment agreement is one agreement of a suite of three agreements in respect of the acquisition of each boat..."

Attached to the e-mail message was the PowerPoint structure, reflected above, and a set of agreements. The agreements included an Agreement of Sale, an Option Agreement, an Assignment Agreement and a Sale of Shares Agreement.

We note the following from these documents:

- The e-mail was distributed to Macnish, Stratton and Barrett;
- It appears that Mason was actively involved in the process of completing the agreements; and
- Peter Landau also provided information relevant to the transaction.

Schedule of cost relating to the three vessels

We found a schedule on the JCI Limited server, reflecting the purchase price and the additional cost relating to the transactions[403]. It appears from the properties of the document that Griffiths was the author and that the document was created on 20 May 2005. It appears that the schedule was drafted to determine the amounts to be included in the various agreements, being the Sale of Vessel Agreements, the Commission Agreements and the Sale of Share Agreements

[402] Refer Exhibit 5.26.48
[403] Refer Exhibit 5.26.49

The schedule reflected the following amounts in respect of the first vessel, Fortuna II[404]:

F/V Fortuna II	AUD	Rate	ZAR
Purchase price	1 300 000	5.05	6 565 000
Delivery	100 000	5.05	505 000
Gear	40 000	5.05	202 000
Spares	15 000	5.05	75 750
			7 347 750
Grossed up	**1 818 750**		**9 184 688**

We noted that the formulae used in performing the various calculations, were still active in the spreadsheet, which enabled us to observe the manner in which the various totals were calculated. The totals in respect of the purchase price, delivery, gear and spares were inserted into the spreadsheet as totals (a fixed amount in AUD). These totals were multiplied by 5.05, representing the conversion rate from AUD to South African Rand. The sum of the purchase price, delivery, gear and spares, in South African Rand, amounted to R7 347 750. The sum of these totals in South African Rand, was divided by 0.8 and amounted to R9 184 688. This represented a mark up of 25%. The amount was once again converted to AUD, which amounted to AUD1 818 750.10. This amount was mentioned as the *"gross up"* amount and was rounded to AUD1 818 750.

Furthermore, it appears from the schedule that the purchase price of AUD1 300 000 (provided as a fixed amount), consisted of the following:

- Price: AUD1 250 000 (this amount included the deposit of AUD75000); and
- Gear: AUD50 000.

The commission in respect of the Commission Agreement was calculated, using the AUD1 818 750 and subtracting the actual purchase price (AUD1 250 000) and the gear (AUD50 000), which amounted to AUD518 750.

[404] Refer Exhibit 5.26.49

The total in respect of the "*loan amount*" in the Equity Agreement was calculated, using the total value of the equity (AUD100) and subtracting it from the gross up amount (AUD1 818 750), which amounted to AUD1 818 650[405].

It appears from the schedule that the purchase price of AUD1 300 000, already included AUD50 000 in respect of gear, as mentioned above. An additional AUD40 000 was included in the schedule and it appears that this might have been a duplication.

An additional column was added next to the equity agreement totals, reflecting the exchange rate from AUD to South African Rand of R4.75, and not R5.05, as per the rest of the schedule. Although it is not clear why two separate exchange rates were used, it is evident that, by using the higher of the two figures, the total adjustment to the price in respect of the Fortuna II would have been increased by R545 625. The actual exchange rate, as on 20 May 2005, was R4.86 to the AUD.

The calculations in respect of the other vessels, the Ocean Dawn and the Sarah J, were performed using the same formulae, with different figures in respect of the actual purchase price. The purchase price and the various agreement cost relating to these vessels as reflected in the schedule were[406]:

Ocean Dawn

F/V Fortuna II	AUD	Rate	ZAR
Purchase price	1 000 000	5.05	5 555 000
Delivery	100 000	5.05	505 000
Gear	40 000	5.05	202 000
Spares	15 000	5.05	75 750
			6 337 750
Grossed up	**1 818 750**		**9 184 688**
Commission agreement	**468 750**		
Equity agreement	**1 568 650**		

405 Refer Exhibit 5.26.49
406 Refer Exhibit 5.26.49

2228

The difference in respect of the gross up amount, when using the two different exchange rates as illustrated above, R5.05 and R4.75, would have been R470 625.

Sarah J

F/V Fortuna II	**AUD**	**Rate**	**ZAR**
Purchase price	955 000	5.05	4 822 750
Delivery	100 000	5.05	505 000
Gear	40 000	5.05	202 000
Spares	15 000	5.05	75 750
			5 605 500
Grossed up	**1 387 500**		**7 006 875**
Commission agreement	**432 500**		
Equity agreement	**1 387 400**		

The difference in respect of the gross up amount, when using the two different exchange rates as illustrated above, R5.05 and R4.75, would have been R414 250.

These grossed up South African Rand totals were the same amounts approved by the SAFCO directors on 27 June 2005 in respect of the purchasing of the three vessels[407]. This might be the explanation for the higher exchange rate used in the calculations, as it results in a difference of R1 432 500 to the total approved. Hence the SAFCO board approved the higher amount.

A summary of the above mentioned cost schedule was attached to an e-mail that Griffiths sent to Natalie, from Cocksmacnish attorneys on 5 July 2005[408]. Attached to the same e-mail message was an option agreement with a note on the first page, which reads:

[407] Refer Exhibit 5.26.50
[408] Refer Exhibit 5.26.51

2229

"...IT IS THE INTENTION THAT THE OPTION FEE BECOMES THE DEPOSIT ONCE THE OPTION IS EXERSIZED AND IS APPLIED AGAINST THE PURCHASE PRICE. [PLEASE SEE ATTACHED EXCEL SPREADSHEET.] THE PURCHASE PRICE INCLUDES THE DEPOSIT. E.G. $1,3M FOR FORTUNA IS ACTUALLY $1,25M TO THE SELLER AND $75K TO MODIFY THE VESSEL. THE DELIVERY, GEAR SPARES AND GROSS UP ALLOWANCES ARE FUNDS WHICH REMAIN IN PACIFIC AS THE CONSIDERATION FOR ASSIGNMENT OF THE OPTION AND ARE USED TO COVER THOSE EXPENSES. MY CONCERN IN STRUCTURING THE AMOUNT NECESSARY TO MODIFY THE VESSEL AS PART OF THE PURCHASE PRICE IS THAT GST, IF PAYABLE, WILL THEN BE PAID ON THE FULL $1,3M AND NOT THE NET AMOUNT OF $1,25M TO THE SELLER. WE CAN RELOOK AT THIS DEPENDING ON NATHAN'S ADVICE.."

We noted the following from the documents:

- The purchase price for the Furtuna of AUD1 300 000, of which AUD75 000 was for the seller to modify the vessel, is contradicting the figures of the spreadsheet, mentioned above. According to the spreadsheet, the AUD1 300 000 included AUD50 000 in respect of gear. Hence, the purchase price was AUD1 175 000 and the AUD75 000 was for modification of the vessel, which brings the total to AUD1 250 000; and
- The amount allocated to gear, delivery, gross up and spares remained with Pacific Fisheries. Taking in consideration that the total amount in respect of gear, according to the spreadsheets, amounted to AUD90 000 (AUD50 000 in the purchase price and AUD40 000, which forms part of the commission).

It is evident from the notes that the Fortuna's cost was AUD1 250 000 and that the AUD75 000 component was in respect of cost relating to the modification of the vessel. It appears that the AUD75 000 was the option fee, which became the deposit after the option was exercised.

It is evident from documents, obtained from the JCI Limited server that there were a number of e-mail messages sent to various parties in structuring the transactions. In another of these discussions, Griffiths commented that *"This is the agreement with which we apply to the bank for a loan and the RESERVE BANK for Foreign Exchange approval...*[409]*"*

[409] Refer Exhibit 5.26.52

Resolution taken by SAFCO

We found a document, purporting to be a resolution of the directors of SAFCO, dated 27 June 2005 and signed by all the SAFCO directors[410]. The resolution was in respect of the *"Purchase of the MFV Sarah J by Four Arrows Investments, Fortuna II by little Swift Investments 77, MFV Ocean Dawn by Clifton Dunes Investments 114 (PTY) Limited from Pacific Fisheries".*

It was recorded that

"... 1 THAT the Company agrees to the purchase of

a. Sarah J Purchase price R7,006,875

b. Fortuna II Purchase price R9,184,688

c. Ocean Dawn Purchase Price R7,922,188

From the Seller on the terms and conditions set out in the respective Sale of Vessel Agreement between the Seller and the Purchaser and according to Statutory and Lenders Approval..."

We noted that only the Sale of Vessel agreement was mentioned in the resolution taken by the directors. Furthermore, the purchase prices, reflected in the resolution in respect of all three vessels, were the same total prices as reflected in the schedule drafted by Griffiths on 20 May 2005, mentioned above.

On 11 July 2005, Griffiths responded to a number of queries, by Cockmacnish attorneys, relating to the option to purchase agreement and sale equity agreement[411].Under the heading sale equity agreement, Cockmacnish commented "... *I was not aware that you were proceeding independently with a Sale Equity Agreement ..."*

Griffiths responded:

"...EXPEDITE THE PROCESS AND THE RESERVE BANK APPROVAL IS ALWAYS THE CRITICAL PATH – SOMETIMES TAKING UP TO A MONTH. PROVIDED WE DON'T CHANGE THE AMOUNTS, WE ARE AT LIBERTY TO USE A DIFFERENT AGREEMENT UNDER THE SAME APPROVAL..."

---

410 Refer Exhibit 5.26.50
411 Refer Exhibit 5.26.54

Cockmacnish commented:

"...The document you have provided is clearly not as comprehensive as the other documents. It seems to be largely the precedent you provided earlier.

In a commercial transaction involving the sale of shares I would expect there to be extensive provisions as set out in my draft. In particular I would expect to see due diligence provisions and extensive warranties. I think it would be pointless for me to compare each document clause by clause. This will only increase the cost of this exercise..."

Griffiths responded:

"... THIS IS CORRECT – HOWEVER, THIS IS A RELATED PARTY TRANSACTION STRUCTURED IN THIS WAY TO ACHIEV A CERTAIN END, WHERE THE VENDOR AND THE PURCHASER ANSWER TO THE SAME MASTER..."

On 4 August 2005, Griffiths provided Mason with an explanation of the transaction relating to the acquisition of the three fishing vessels[412]. Griffiths made it clear that the e-mail message was only to explain the transaction to him and it was not for Tasmanian Bluefin. The following were recorded in the document:

- The option agreement was signed between Pacific Fisheries and Tasmanian Bluefin.
- The option fee (75k Fortuna & Sarah J; 100k – Ocean Dawn) was paid to Cocks Mcnish against signature of the option agreement;
- Pacific Fisheries immediately sold the option to Fireside;
- Fireside immediately exercised the option. In so doing Fireside became the purchaser and the option fee became the deposit;
- Once the option was exercised by Fireside, the conditions of sale to be fulfilled include:
    - Acceptable inspection of vessel;

412 Refer Exhibit 5.26.55

- All repairs and alterations completed satisfactorily within 21 days; and
- Option holder getting finance and foreign exchange approval within 21 days of exercise of option – we have both already – but we need to keep this in anyway.

We noted the following from the above:

- It was confirmed that the option fee be used for refurbishing the vessels; and
- The option holder, Fireside, had already secured financing and approval from the SARB to transfer the funds offshore.

Although the elements and effects of the transactions remained the same, it is evident that Griffiths made a number of changes to the structure of the transaction during the entire process. This is evident from an e-mail message that Griffiths sent to Sherry on 17 August 2005[413]. Attached to the e-mail were two documents, one a word document captioned Memorandum of the Deal Structure, and the second document, in PowerPoint format, depicted the transaction. It appears from the properties of the documents that both were created by Griffiths on 17 August 2005. The following were recorded in the memorandum:

"...*Immediate*

1. *Beachcove notionally "lends" $1,25m to Fireside to acquire the vessel;*
2. *Fireside pays for the vessel;*
3. *Investec Bank lends Little Swift $1,455,000 while CMMS lends $363,750 (this amount is not advanced);*
4. *Little Swift then:*
    a. *Buys the shares in Fireside from Beachcove for $100,00;*
    b. *advances a loan to Fireside to "repay" the loan to Beachcove of R1,25m;*
    c. *Purchases gear from Tasmanian Bluefin for $50,000.*
5. *Fireside then:*

[413] Refer Exhibit 5.26.56

a. *repays the loan to Beachcove of $1,25m;*

b. *Settles the commission due to Pacific Fisheries of $518,750, $155,000 in cash and $363,000 on loan account*

In ensuing months

6. *CMMS settles the Pacific claim of $363,000 against Fireside obo Fireside directly to Pacific, Fireside excuses Little Swift loan of $363,000 and Little Swift excuses CMMS loan of $363,000.*

7. *Vessel sold from Fireside to Little Swift*

   a. *Price $1,25m plus $155,000 = $1,405m = Fireside book value.*

   b. *Settled by Little Swift agreeing to cancel its claim against Fireside."*

We noted the following from the e-mail and attachments thereto:

- That the e-mail was also distributed to Stratton; and
- The total price (cost of the vessel, including gear and commission) amounted to AUD1 818 750. This is consistent with the figures reflected in the schedule prepared by Griffiths, as discussed above.

10.26.6.3 *Final agreements in respect of the purchase of the three vessels*

The acquisition of the three fishing vessels was governed by a number of agreements. We obtained a signed copy of the full set of agreements from Barrett. Except for a number of changes relating to price and specific detail relating to the vessels, the agreements were identical in respect of the three vessels, Ocean Dawn, Sarah J and Fortuna II. The following agreements related to the acquisition of Fortuna II:

- Agreement for the sale of vessel *"Fortuna II"* between Tasmanian Bluefin and Fireside[414];
- Commission agreement between Pacific Fisheries and Fireside[415];

[414] Refer Exhibit 5.26.57
[415] Refer Exhibit 5.26.58

- Bareboat Charterparty of the vessel *"Fortuna II"* between Fireside and Little Swift Investments 77[416]; and
- Sale of Share Agreement between Fireside, Beachcove, Little Swift Investments 77 and Landau[417].

Agreement of sale

The copy of the agreement of sale of the vessel "Fortuna II", provided to us, between Tasmanian Bluefin and Fireside, was dated 17 August 2005 and was only signed on behalf of Tasmanian Bluefin. The following salient features were reflected in this agreement:

- The purchase price of the fishing vessels was recorded as AUD 1,250,000, this included the amount of AUS75 000 relating to the deposit for the vessel;
- Owner's wharf at Mooloolaba, Queensland was recorded as the place of delivery;
- The title to the property in and risk of the vessel remained with Tasmanian Bluefin until settlement;
- The agreement was conditional upon Fireside obtaining funding for the full purchase price and if the funding was sourced South Africa, SARB approval of the advance to Tasmanian Bluefin; and
- Tasmanian Bluefin had to ensure that, at the settlement date, the repairs and alterations have been carried out at the cost of the owner and to the complete satisfaction of the Fireside.

Commission agreement

It appears that the commission agreement was entered into between Pacific Fisheries, and Fireside, on 15 November 2005. The following salient features were reflected in this agreement:

416 Refer Exhibit 5.26.59
417 Refer Exhibit 5.26.60

- Fireside appointed Pacific Fisheries as its agent for the purpose of meeting, negotiating and dealing with the Tasmanian Bluefin for the purpose of agreeing the terms of the contract to be made between the Tasmanian Bluefin and Fireside;

- Fireside shall pay commission to Pacific Fisheries to the amount of AUD 518,750. Should the sum of the cost of the goods and services contemplated herein exceed the commission, Fireside would increase the commission payable to cover such shortfall;

- The duties of Pacific Fisheries included:

  - Meet, negotiate and deal with the Tasmanian Bluefin as directed by Fireside;

  - Provide to Tasmanian Bluefin details of what repairs and alterations were requires to be carried out with respect to the Vessel;

  - Agree with Tasmanian Bluefin the terms of a contract;

  - Source, purchase and bring abroad the vessel such additional engineering spares for the vessel as were specified by Fireside;

  - Source, purchase and bring abroad the vessel such additional fishing gear of a capital nature for the vessel as was specified by Fireside;

  - Prepare the vessel with bunkers, vitals and spares for delivery thereof to South Africa;

  - Crew the vessel according to Australian safe manning requirements for the delivery voyage to South Africa;

  - Depart the vessel under the control and at risk of Pacific Fisheries bound for South Africa;

  - Within six months of the delivery in South Africa of the vessel, undertake the re flagging of the vessel as South African; and

  - Undertake such other duties and perform such other functions as may from time to time be mutually agreed.

-

Bareboat Charterparty of vessel (Lease of vessel agreement)

The copy of the agreement, provided to us, entered into between Fireside and Little Swift Investments 77 was dated 23 September 2005. The following salient features were reflected in this agreement:

- Fireside leased the vessel to Little Swift Investments 77 for the period of 36 months;
- Although it was recorded that Little Swift Investments 77 should pay hire due to the Fireside in accordance with the terms of this agreement, no monthly amount was recorded;
- During the charter period Little Swift Investments 77 should have kept the vessel insured at its expense against hull and machinery, war and protection and indemnity risks; and
- Little Swift Investments 77 should also remain responsible for and should effect repairs and settlement of costs and expenses incurred thereby in respect of all other repairs not covered by the insurances.

Sale of shares agreement

It appears that the sale of shares agreement entered into by Fireside, Beachcove, Little Swift Investments 77 and Landau were dated 23 September 2005. The following salient features were reflected in this agreement:

- Fireside was incorporated on 19 May 2005 and was a proprietary company limited by shares with an issued share capital of 100 shares which shares were fully paid;
- Fireside would have been, at settlement be the owner of, inter alia, the fishing vessel;
- Fireside would have been, indebted to the Beachcove in the amount of AUD1 818 650;
- Beachcove was the owner of the shares in Fireside;
- Beachcove wished to sell and transfer the shares in Fireside to Little Swift Investments 77;
- The parties acknowledged and agreed that the purchase price for the purchase of the shares had been calculated on the basis that the assets of Fireside included but were not limited to the vessel and the other assets and the liabilities of the Fireside consisted of the loan funds; and

2237

- The p*urchase* price, to be paid by Little Swift Investments 77 for the shares, had to be the sum of AUD100.00;

We noted the following:

- Tasmanian Bluefin sold the vessels to Fireside, who purchased these vessles;
- The Australian company, in this case, Fireside, paid a commission to Pacific Fisheries to perform a number of tasks;
- Beachcove held the entire shareholding in Fireside;
- Beachcove lent the purchase price to Fireside;
- Little Swift Investments 77 purchased the 100% shareholding in Fireside form Beachcove for AUD100; and
- In addition, Little Swift Investments 77 paid the loan amount (loan between Fireside and Beachcove) to Fireside.

The agreements, entered into in respect of the other two vessels, the Ocean Dawn and the Sarah J, were identical to the agreements mentioned *supra*. The only differences related to the vessels specifications and the values reflected in the agreements.

Differences in agreement terms regarding Ocean Dawn

The purchase price for the Ocean Dawn, as reflected in the Agreement of Sale, entered into between Tasmanian Bluefin and Borderall Investments, was AUD1 050 000 and the deposit due was recorded as AUD100 000[418]. The commission, reflected in the Commission Agreement between Pacific Fisheries and Borderall Investments, amounted to AUD468 750[419]. Clifton Dunes entered into a Sale of Shares agreement with Beachcove, acquiring the shares in Borderall Investments from Beachcove for AUD 100[420]. The loan funds, reflected in the Sale of Shares Agreement, amounted to AUD1 568 650. Clifton Dunes entered into a Bareboat Charter Agreement with Borderall Investments to lease the vessels, but no amount was provided in respect of the monthly charter of the Ocean Dawn[421].

418 Refer Exhibit 5.26.62
419 Refer Exhibit 5.26.63
420 Refer Exhibit 5.26.65
421 Refer Exhibit 5.26.64

Differences in agreement terms regarding Sarah J

The purchase price for the Sarah J, as reflected in the Agreement of Sale, entered into between Tasmanian Bluefin and Triland Investments, was AUD905 000 and the amount relating to the deposit was recorded as AUD100 000[422]. The commission, reflected in the Commission Agreement between Pacific Fisheries and Borderall Investments, amounted AUD432 500[423]. Four Arrows Investments 148, entered into a Sale of Shares Agreement with Beachcove, acquiring the shares in Triland Investments from Beachcove for AUD 100[424]. The loan funds, reflected in the Sale of Shares Agreement, amounted to AUD1 387 400. Four Arrows Investments 148, entered into a Bareboat Charter Agreement with Borderall Investments to lease the vessels, but no amount was provided in respect of the monthly charter of the Ocean Dawn[425].

10.26.6.4 *Exchange control application*

Barrett submitted a letter dated 8 July 2005 to Investec[426]. The letter was captioned "*Letter of motivation: Exchange control approval acquisition of further fishing vessels from Australia*"

The contents of the letter include a background of SAFCO and the shareholding structure thereof. Reference was also made to the previous successful application submitted in respect of the four Australian vessels. This was followed by reasons why it was decided to purchase the equity in the Australian Companies, rather than to purchase the vessels.

Barrett also provided a pro forma balance sheet of both the Australian and the South African companies. The following was included:

422 Refer Exhibit 5.26.67
423 Refer Exhibit 5.26.68
424 Refer Exhibit 5.26.70
425 Refer Exhibit 5.26.69
426 Refer Exhibit 5.26.71

Pro forma balance sheet of the Australian companies.

	Borderall Investments ZAR	**Fireside ZAR**	**Triland Investments ZAR**
Capital employed			
Share capital (100% SA owned)	100	100	100
Shareholders loans	7 922 188	7 006 875	9 184 788
Total capital employed	**7 922 288**	**7 006 975**	**9 184 788**
Employment of capital			
Fixed assets-fishing vessels	7 922 188	7 006 875	9 184 688
Bank	100	100	100
Total employment of capital	**7 922 288**	**7 006 975**	**9 184 788**

Pro forma balance sheet of the South African parent companies.

	Clifton Dundes ZAR	**Little Swift ZAR**	**Four Arrows ZAR**
Capital employed			
Share capital (100% SA owned)	100	100	100
Long term loan (Investec)	7 922 188	7 006 875	9 184 688
Total capital employed	**7 922 288**	**7 006 975**	**9 184 788**
Employment of capital			
Investment in subsidiary	100	100	100
Loan to subsidiary	7 922 188	7 006 875	9 184 688
Total employment of capital	**7 922 288**	**7 006 975**	**9 184 788**

Under the heading "*Running the Australian companies*" Barrett reflected the following:

"These companies are simply temporary vehicles that are being used to achieve a particular commercial result for the South African owners. These companies shall be administered by SAFCO's Australian appointed attorneys

Over and above the capital outlay for the purchase of the fishing vessels the only fees that shall be paid from South Africa shall be legal fees incurred in the dismantling of the structure and ad hoc fees for regulatory compliance..."

10.26.6.5 Payments made in respect of the acquisition and accounting treatment thereof

According to the schedule and the supporting documents, received from Investec, an amount of R1 300 000 (AUD265 070) was paid to Cocksmacknish as a deposit for the purchase of the three vessels. We have obtained and reviewed the general ledger account of SAFCO. The funds, referred to above, were transferred to an Investec Corporate Call account held in the name of SAFCO. The funds were paid out of this account. The amount of R1 300 00 has been capitalised to an account called "Deposits – other" account number 7381. The total amount of expenses capitalised was R63 222, which included costs such as crew wages, insurance and other general expenses have been capitalised to this account.

Private and confidential
Mr Peter Gray
Chief Executive Officer
JCI Limited
28 Harrison Street
Johannesburg

Our ref L2512-16203F

Contact (011) 647 7110

14 November 2006

Dear Sir

Investigation of transactions performed by Consolidated Mining Management Services (Pty) Limited and JCI Limited: Second Preliminary Report

Attached is a copy of our second preliminary report in respect of the above captioned matter.

This report has been prepared on the basis of our understanding of the mandate from yourselves.

This report has also been prepared solely for the purposes of your investigation and should not be used for any other purpose without our prior consent.

Please do not hesitate to contact me should you require further information.

Yours faithfully
KPMG Services (Pty) Limited

Per: Déan Friedman
Director - Forensic

KPMG

This document is intended only for the use of the addressees named herein and may contain legally privileged and confidential information. This document has been prepared solely for the purpose of your investigation and should not be used for any other purpose. No part of the content may be quoted, referred to or disclosed, in whole or in part, without our prior consent.

Distribution

- *Mr Peter Gray, Chief Executive Officer, JCI Limited* *(1 copy)*

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

EXHIBITS

TO

FORM CB

RANDGOLD & EXPLORATION COMPANY LIMITED

(Exact name of registrant as specified in its charter)

VOLUME 8 OF 9

EXHIBIT INDEX

Exhibit number	Description
1	Circular to Randgold & Exploration Company Limited Shareholders, dated December 5, 2008.
2	Certificate of Incorporation of Randgold & Exploration Company Limited, dated September 29, 1992.
3	Articles of Association of Randgold & Exploration Company Limited, dated September 29, 1992.
4	Memorandum of Association of Corgroup (Neptune) Investments Limited, dated November 24, 1969.
5	Articles of Association of Corgroup (Neptune) Investments Limited, dated November 24, 1969.
6	Articles of Association of First Westgold Mining (Proprietary) Limited, dated May 25, 1993.
7	Memorandum and Articles of Association of First Westgold Mining (Proprietary) Limited, dated August 17, 1992, as amended May 3, 1993.
8	Special Resolution of First Westgold Mining (Proprietary) Limited, dated August 23, 1995.
9	Memorandum of Association of Free State Development and Investment Corporation Limited, dated February 11, 1944.
10	Articles of Association of Free State Development and Investment Corporation Limited, dated October 25, 2001.
11	Certificate of Incorporation and Articles and Memorandum of Association of Goldridge Mining Company (Proprietary) Limited, dated October 4, 1974.
12	Memorandum of Association of Seltrust Mining Ventures (Proprietary) Limited, dated February 8, 1944.
13	Certificate of Incorporation and Articles and Memorandum of Association of Seltrust Mining Ventures (Proprietary) Limited, dated October 29, 1985.
14	Certificate of Incorporation and Articles and Memorandum of Association of Minrico Limited, dated September 29, 1999.
15	Memorandum and Articles of Association of Pan-African Exploration Syndicate Limited, dated January 10, 1913.
16	Amended Articles of Association of Pan-African Exploration Syndicate Limited, dated September 8, 1983.
17	Memorandum of Association of Randgold Prospecting & Mineral Holdings Limited, dated November 4, 1992.
18	Articles of Association of Randgold Prospecting & Mineral Holdings Limited, dated October 30, 1992.
19	Articles of Association of Rand Mines Lands Limited, dated January 1, 2001.
20	Memorandum and Articles of Association of Ashbourne Investments (Proprietary) Limited, dated November 25, 1948, as amended June 8, 1964 by Special Resolution.
21	Special Resolution of Ashbourne Investments (Proprietary) Limited, changing corporate name to Southern Holdings Limited and amending the Articles and Memorandum of Association, dated October 24, 2000.
22	Memorandum of Association of Versatex Trading 446 (Proprietary) Limited, dated September 4, 2002.
23	Articles of Association of Versatex Trading 446 (Proprietary) Limited, dated September 4, 2002.
24	Memorandum of Association of Consolidated African Mines Limited, dated June 9, 1954.
25	Memorandum and Articles of Association of Continental Base Metal Mining Company (Proprietary) Limited, dated August 12, 1985.
26	Certificate to Commence Business, Certificate of Incorporations, and Memorandum of Association of Bentonite Nominees Limited, dated April 28, 1969.
27	Articles of Association of Doornrivier Minerals Limited, dated November 18, 1983.
28	Debenture Subscription Agreement, dated January 6, 2004, between JCI Limited, Umoya Holdings (Proprietary) Limited, Itsuseng Investments (Proprietary) Limited, Newline Investments 120 (Proprietary) Limited, Ikamva Investment Holdings (Proprietary) Limited, and Kovacs Investments 608 (Proprietary) Limited, as amended by agreement between JCI Limited,

Umoya Holdings (Proprietary) Limited, Itsuseng Investments (Proprietary) Limited, Newline Investments 120 (Proprietary) Limited, Ikamva Investment Holdings (Proprietary) Limited, and Kovacs Investments 608 (Proprietary) Limited, amended August 12, 2005.

29 Debenture Subscription Agreement, dated October 20, 2008, between JCI Limited, Kovacs Investments 608 (Proprietary) Limited, and Itsuseng Investments (Proprietary) Limited.

30 Shareholder Agreement, dated October 26, 2005, between the Trustees for the Time Being of the Dudley Trust, Bosch Trading Limited, Citation Holdings S.A., Kovacs Investments 608 (Proprietary) Limited, Rocketship Properties (Proprietary) Limited, the Trustees for the Time Being of the Harold Johnson Family Trust, and Boschendal Limited.

31 Sale of Shares Agreement, dated August 7, 2003, between Randgold & Exploration Company, Limited, Equitant Trading (Proprietary) Limited, and Phikoloso Mining (Proprietary) Limited.

32 Sale of Cue Incident Shares Agreement, dated May 31, 2005, between Consolidated Mining Management Services Limited and Mvelaphanda Holdings (Proprietary) Limited.

33 Sale of Shares Agreement, dated February 18, 2008, between Futuremed Pharmaceuticals (Proprietary) Limited, JCI Limited, and Bioclones (Proprietary) Limited.

34 Sale of Shares Agreement, dated April 10, 2008, between JCI Gold Limited and Mowana Investments (Proprietary) Limited.

35 Sale of Shares Agreement, dated October 21, 2008, between JCI Limited, Garry John Fromentin, Lyons Property Solutions (Proprietary) Limited, Lyons Corporate Real Estate (Proprietary) Limited, and Lyons Financial Solution Holdings (Proprietary) Limited.

36 Share Purchase Agreement, dated April 10, 2008, between Cytos Limited, Maitland Nominees Limited, and Maitland Services Limited.

37 Loan Agreement, dated June 4, 2008, between Nedbank Limited and Boschendal Limited.

38 Nomination Agreement, dated October 14, 2004, between JCI Limited and Consolidated Mining Management Services Limited.

39 Memorandum of Mediation Agreement, dated April 7, 2006, between Randgold & Exploration Company Limited and JCI Limited.

40 Memorandum of Agreement regarding Mediation, dated May 14, 2008, between Randgold & Exploration Company Limited, JCI Limited, SF Burger, HE Wainer, and C Nupen.

41 Asset Sale Agreement, dated June 2, 2008, between Rocketship Properties (Proprietary) Limited, IFA Boschendal Investments (Proprietary) Limited, Kovacs Investments 608 (Proprietary) Limited, and Citation Holdings S.A.

42 Memorandum of Agreement, dated July 26, 2007, between Gold Fields Limited, Western Areas Limited, Free State Development and Investment Corporation Limited, Goldridge Gold Mining Company (Proprietary) Limited, JCI Limited, JCI Gold Limited, JCI Investment Finance (Proprietary) Limited, Jubilee Prospectors Limited, Randgold & Exploration Limited, and Barnato Exploration Limited.

43 Employment Contract, dated August 17, 2005, between Randgold & Exploration Company and Peter Henry Grey.

44 Employment Contract, dated November 8, 2005, between Randgold & Exploration Company and Roger Patrick Pearcey.

45 Employment Contract, dated October 23, 2008, between Randgold & Exploration Company and Marais Steyn.

46 Final Report on Limited Investigation into the Trade, Dealings, Affairs, or Property of the Randgold & Exploration Company Limited, dated march 14, 2006.

47 Investigation of transactions performed by Consolidated Mining Management Services Limited and JCI Limited Volume I, dated November 14, 2006.

48 Investigation of transactions performed by Consolidated Mining Management Services Limited and JCI Limited Volume II, dated November 14, 2006.

49 Investigation of transactions performed by Consolidated Mining Management Services Limited and JCI Limited Volume III, dated November 14, 2006.

50 Forensic Investigation: First Interim Progress Report, dated October 25, 2005.

51 Forensic Investigation: Second Interim Progress Report, dated November 3, 2005.

52 Forensic Investigation: Third Interim Progress Report, dated November 15, 2005.

53 Forensic Investigation: Fourth Interim Progress Report, dated December 7, 2005.

54 Forensic Investigation: Fifth Interim Progress Report, dated January 26, 2006.

55 Forensic Investigation: Sixth Interim Progress Report, dated February 21, 2006.

56 Letter from KPMG to Securities Regulation Panel regarding Section 440D of the Companies Act, dated January 18, 2008.

57 Valuation Report of Residual Properties of Boschendal Limited, dated May 23, 2008.

58 Mineral Asset Valuation Report on the Du Preez Leger Project, dated November 7, 2008.

59 Environmental Management Plan associated with Mining Permit Application for Du Preez Leger Project, dated August 1, 2005.

60 Press Release by Randgold and JCI, dated February 28, 2007, titled "Statement by the Mediators."

61 Press Release by Randgold and JCI, dated March 5, 2007, titled "In the Mediation Between: Randgold & Exploration Company Limited and JCI Limited."

62 Press Release by Randgold and JCI, dated March 7, 2007, titled "Statement by the Mediators."

63 Press Release by Randgold and JCI, dated March 7, 2007, titled "Joint announcement to R&E and JCI shareholders relating to a statement by the mediators in the mediation between the companies; a postscript thereto and further renewal of cautionary announcement."

64 Press Release by Randgold and JCI, dated March 15, 2007, titled "Shareholder Update on the settlement and/or merger negotiations between R&E and JCI (collectively "the companies" or "both companies") and further renewal of cautionary announcement."

65 Press Release by Randgold and JCI, dated April 23, 2007, titled "Joint Announcement by R&E and JCI (Collectively "The Companies" or "Both Companies") A Proposal for the Merger of the Companies and Further Renewal of Cautionary Announcement."

66 Press Release by Randgold and JCI, dated June 11, 2007, titled "Joint Cautionary Announcement."

67 Press Release by Randgold and JCI, dated June 29, 2007, titled "Request for Submissions."

68 Press Release by Randgold and JCI, dated July 20, 2007, titled "Joint Announcement – Update on Application to SRP regarding Proposed Merger."

69 Press Release by Randgold and JCI, dated October 31, 2007, titled, "Results of General Meeting."

70 Press Release by JCI, dated December 13, 2007, titled "NAV as at 31 March 2007 – Auditors provide limited assurance."

71 Press Release by Randgold and JCI, dated April 4, 2008, titled "Update to Shareholders."

72 Press Release by Randgold and JCI, dated April 4, 2008, titled "Draft Merger Circulars Submitted."

73 Press Release by Randgold and JCI, dated July 18, 2008, titled "Proposed Settlement Agreement and Renewal of Cautionary Announcement."

74 Press Release by Randgold and JCI, dated July 22, 2008, titled "Proposed Settlement Agreement and Renewal of Cautionary Announcement."

75 Press Release by Randgold and JCI, dated July 24, 2008, titled "Update to Shareholders."

76 Press Release by Randgold and JCI, dated July 31, 2008, titled "Memorandum of Understanding between R&E and JCI."

77 Press Release by Randgold and JCI, dated August 19, 2008, titled "Shareholder Update on Settlement Negotiations."

78 Press Release by Randgold, dated August 26, 2008, titled "Update to shareholders and renewal of cautionary announcement R&E claims against JCI Limited ("JCI")."

79 Press Release by JCI, dated August 27, 2008, titled "Mediation Process with Randgold & Exploration Company Limited Further Cautionary Announcement."

80 Press Release by Randgold, dated October 14, 2008, titled "Further Cautionary Announcement."

81 Press Release by Randgold, dated October 31, 2008, titled "Further Renewal of Cautionary Announcement."

82 Press Release by Randgold, dated November 6, 2008, titled "R&E and JCI resume Merger Talks."

Exhibit 49

2248

KPMG

JCI Limited

Investigation of transactions performed by Consolidated Mining Management Services (Pty) Limited and JCI Limited Volume III

Second preliminary report on factual findings

14 November 2006
This report contains 282 pages
R2512-16203F (Vol III)/#126933

Contents

Abbreviations

Detailed descriptions and explanations of terms and abbreviations relevant to this report are listed below. These descriptions and explanations however serve to clarify our report and are not intended to be authoritative.

Abongile	Abongile Policy and Management (Pty) Limited
Abrina 30	Abrina 30 (Pty) Limited t/a Bonessa Consortium
ABSA Stockbrokers	ABSA Stockbrokers (Pty) Limited
ABSA	ABSA Bank Limited
ADR	American Depository Receipt
Aflease	Afrikander Leasing Limited
Afrifocus	Afrifocus Securities
AFS	Annual Financial Statements
Agliotti	Glen Agliotti, contact person for Spring Lights 6 (Pty) Limited and Misty Mountain Trading 18 CC
Agreement	The Consortium Sale Agreement dated 9 June 2004 between Tawny, Anglo, Chestnut and REC
AIN	Associated Intelligence Network (Pty) Limited
Alibiprops	Alibiprops 13 (Pty) Limited
Amathuba Holdings	Amathuba Holdings (Pty) Limited
ASAC/Anglo	Anglo South Africa Capital (Pty) Limited
ASX	Australian Stock Exchange

AUD/AUD$	Australian dollar
Axon	Societé Generale, Johannesburg Branch, registration number 1996/006193/10
Bailey	Jill Bailey, personal assistant to the erstwhile financial director of JCI Limited and REC
Baobab	Baobab Aviation (Pty) Limited
Barnex	Barnato Exploration Limited
Baron	Denver Craig Baron, director of FAMDA
Barrett	David Barrett, of Marulelo, apparently a public relations advisor to the JCI Limited group of companies and the Kebble family
Battleaxe	Battleaxe Estate & Investment (Pty) Limited
Bawden	Barry Desmond Bawden, the brother of Beale
Beachcove	Beachcove Holdings (Pty) Limited
Beale	Patricia Beatrice Beale, an employee of CMMS and company secretary to various JCI Limited group companies
Benjamin	Lisa Benjamin, an erstwhile administrative assistant of Geta Fish
Berry	John Berry, erstwhile employee of REC
Biddup Investment	Biddup Investments (Pty) Limited
Blue Moonlight Properties 124	Blue Moonlight Properties 124 (Pty) Limited

BNC	BNC Investments (Pty) Limited, through which the interest of the Kebble family in JCI Limited was held
Bookmark	Bookmark Holdings (Pty) Limited
Booth	William Booth Incorporated, Attorneys at Law
Borderall Investments	Borderall Investments (Pty) Limited
Bray	Vaughan G Bray
Brink Cohen	Brink Cohen Le Roux Incorporated, attorneys
Bryer	Roger Bryer
Buitendag	Hendrik Christoffel Buitendag, erstwhile financial director of JCI Limited and REC, and a director of CMMS and RRH
Bullishprops	Bullishprops 13 (Pty) Limited
Burgess	Jason Burgess, member of Geta Fish
CAM Jersey	Consolidated African Mines Jersey Limited
CAM	Consolidated African Mining Limited, the previous name of JCI Limited
Capacity Building	Bakgontshi Communication (Pty) Limited t/a Capacity Building
Castle Ultra/CU	Castle Ultra Trading 295 (Pty) Limited
Catwalk Investments 394	Catwalk Investments 394 (Pty) Limited
Catwalk Investments	Catwalk Investments 208 (Pty) Limited
Cavanagh	Stewart Cavanagh, the current group financial manager of JCI Limited

CC	close corporation
C-Chest Trading	C-Chest Trading (Pty) Limited
Chestnut Hill Investments 178	Chestnut Hill Investments 178 (Pty) Limited
Chestnut	Chestnut Hill Investments 60 (Proprietary) Limited
Chivers	Mark Chivers, trader at T-Sec of JCI trading accounts
Clifton Dunes 114	Clifton Dunes Investments 114 (Pty) Limited
Cloete	Joseph Cloete, director of FAMDA
Closenberg	Jeff Closenberg of Closenberg Consultancy and also practising as an attorney under the name and style of Mallinicks Incorporated
CMC Jersey	Consolidated Mining Corporation (Jersey) Limited
CMC	Consolidated Mining Corporation Limited
CMMS	Consolidated Mining Management Services (Pty) Limited
CNSG	Central National Security Group
Commercial Trust	The Commercial & Equities Trust
Computershare	Computershare Limited, Share Registrars of the listed JCI Limited group of companies
Concerto	Concerto Nominees Limited
Continental Goldfields	Continental Goldfields Limited
Coral Lagoon Investments 57	Coral Lagoon Investments 57 (Pty) Limited

Cosec	System used by the company secretaries of JCI Limited to maintain the allocations of shares of the various JCI Limited companies.
cps	cent per share
CSD	Central Securities Depository
CSDP	Central Securities Depository Participant
Cygnus Marketing	Cygnus Marketing CC
Datatrack	Datatrack Limited, a Mauritius based company established to facilitate payments for software and licensing of Startrack Africa
Dayspring	Dayspring Management Services (Pty) Limited
De Beer	Matthys de Beer, an erstwhile accountant at the JCI Limited group of companies
De Bruyne	Phillipe De Bruyne, employee working for Luembe Joint Venture
De Vries	Olivia Harriet de Vries, director of Sweet Equity Investments 42
Discus	Discus Holdings Limited
Dormell 211	Dormell Properties 211 (Pty) Limited
DRD	Durban Roodepoort Deep, Limited
Eagle Creek 200	Eagle Creek Investments 200 (Pty) Limited
Eagle Creek 215	Eagle Creek Investments 215 (Pty) Limited

Eagle Creek 250	Eagle Creek Investments 250 (Pty) Limited
Eagle Creek194	Eagle Creek Investments 194 (Pty) Limited
Eborall	Kevin Eborall, acting chief executive officer, Skygistics
Edge to Edge	Edge to Edge 26 (Pty) Limited
Eloff	Paul Eloff, director of Nutrix
Equitant	Equitant Trading (Pty) Limited
ETA	ETA Trust
etc	etcetera
Evans	Mike Evans, chairperson of Mallinicks
FAMDA	Fishing and Mariculture Development Company of the Northern Cape
Faranani	Faranani Auctioneers
Finsettle	Finsettle Services (Pty) Limited
Fireside	Fireside (Pty) Limited
Flack	Peter Flack, employee of DRD
Flegg	Jane Flegg, erstwhile financial controller of Weston
FNB	First National Bank, a divison of FirstRand Bank Limited
FPM	Financial Portfolio Management
Friedshelf 350	Friedshelf 350 (Pty) Limited
Geromont	Philip Franz Lothar Geromont

Geta Fish	Retrospective Trading cc t/a Geta Fish
Gleason Publications	Gleason Publications (Pty) Limited
Gleason	Ernest Davidson Gleason, director of Gleason Publications
Goldfields/Continental/	
Goodwin	Graham Goodwin, employee at T-Sec
Graceford	Graceford Holdings Limited
Gray	Peter Henry Gray, the chief executive officer of JCI Limited and REC
Griffiths	Gareth Griffiths, an erstwhile employee of the JCI Limited group of companies
Hattingh	Neil Hattingh, CFO of Skygistics
HDSA	Historically Disadvantaged South Africans
Heath	Willem H Heath, the chief executive officer of Heath Forensic Investigations and Consultants CC
Henning	Pieter Henning, erstwhile group financial manager of JCI Limited and REC
Highland Night 157	Highland Night Investments 157 (Pty) Limited
Hothouse Investments	Hothouse Investments (Pty) Limited
HSC	Heath Forensic Investigators and Consultants CC t/a Heath Specialist Consultants
i.e.	it estd

IAD	Ikamva Asset Disposal (Pty) Limited
IDC	Industrial Development Corporation Limited
Ikamva Mining	Ikamva Mining and Resources (Pty) Limited
Ikamva	Ikamva Investment Holdings (Pty) Limited
Inkwenkwezi	Inkwenkwezi Gold (Pty) Limited
Inter-Ocean Management	Inter-Ocean Management Limited, administrators of Graceford, based in Mauritius
Investage	Investage 170 (Pty) Limited
Investec UK	Investec Bank (United Kingdom) Limited
Investec	Investec Bank Limited
IoM	Isle of Man
Itsuseng	Itsuseng Investments (Pty) Limited
Jackson	Clement Jackson, owner of Finerent 1016 CC
Jaganda	Jaganda Trading (Pty) Limited
JCI East Africa	JCI East Africa (Pty) Limited
JCI Gold	JCI Gold Limited
JCI Group of companies	JCI Limited/JCI Gold/CMMS and their subsidiaries
JCI Properties	JCI Properties Limited
JCI/JCI Limited	JCI Limited
Jewitt	Raymond Robert Jewitt

JSE	JSE Securities Exchange of South Africa
Julius	Abraham Edward Julius, director of FAMDA
Kabusha	Kabusha Mining (Pty) Limited
Katzen	Serah Daliah Katzen, director of FAMDA
Kelco International	Kelco International Limited
KGvdM	Karen Grete van der Merwe, shareholder of Tantco
Kirstenberry Lodge	Kirstenberry Lodge (Pty) Limited
Klaasen	Martin Richard Klaasen, director of FAMDA
Koketso Capital	Koketso Capital (Pty) Limited
Koketso	Koketso Holdings (Pty) Limited
Kovacs 608	Kovacs Investments 608 (Pty) Limited
Kovacs 620	Kovacs Investments 620 (Pty) Limited
Koyana	Dwafiba Ongama Koyana, director of Masupatsela
Lamoson	Bob Lamoson, director of Seeter
Lamprecht	John Chris Lamprecht, the current financial director of JCI Limited and REC
Landau	Peter Landau, director, Continental Goldfields
Langa	Themba Benedict Langa, director of Lembede
Lembede IH	Lembede Investment Holdings (Pty) Limited
Lembede	Lembede Resources (Pty) Limited

Letseng Diamonds	Letseng Diamonds Limited (Mauritius) Company
Letseng Investments	Letseng Investment Holdings South Africa (Pty) Limited
Levin	John Levin representing Mallinicks
Lexshell	Lexshell 658 Investments (Pty) Limited
Little Swift 148	Little Swift Investments 148 (Pty) Limited
Long	Kim Long, shareholder in Koketso Capital (Pty) Limited
Louw	John Louw, director at Umbono Forensics
Lowery	Jo-Anne Lowery, employee of Computershare
Luci	Daughter of Luci Ficcuseco
Luembe	Luembe Mining (Pty) Limited
Lyons	Lyons Corporate Lease Fund
Madumise	Brenda Madumise, a director of REC
Maillard	Kenneth Maillard, manager of Inter-Ocean Management
Main	Paul Main, chief executive officer at Letseng Diamonds Limited
Mallinicks	Mallinicks Incorporated, a firm of attorneys
Maredi	Maredi Wilson Mphahlele
Marsanto	LDA Marsanto, party to Luembe Joint Venture
Marulelo	Marulelo Communications (Pty) Limited
Mashele	Jose Mashele, a director of Masupatsela

Mason	John Mason
Masupatsela Angola	Masupatsela Angola Mining Ventures (Pty) Limited
Masupatsela Nutrition	Masupatsela Nutrition (Pty) Limited
Masupatsela	Masupatsela Investment Holdings (Pty) Limited
Matodzi IH	Matodzi Investment Holdings (Pty) Limited
Matodzi	Matodzi Resources Limited
Matthews	Zolani Kgosie Matthews
MCM	Marina Coastal Management
Mennelow	Mannelow Fishing
Micromath	Micromath Trading 485 CC
Misty Mountain	Misty Mountain Trading 18 CC
Mjongile	SB Mjongile
Mkwanazi	Mafika Edmund Mkwanazi, director of Bookmark Holdings (Pty) Limited
Moregate	Moregate Investments (Pty) Limited
Morton	Benita Morton, group legal advisor of JCI Limited and REC
Moss Morris	Moss-Morris, attorneys
Moss	Michael Moss, employee of AIN
Mphahlele	Maredi Mphahlele, member of Tswelopele Associates CC
Munnick	Lewies Cornelius Munnick, director of FAMDA

Ncwana	Lunga Raymond Ncwana, a director of REC and Itsuseng Investments (Pty) Limited
New Heights	New Heights 120 (Pty) Limited
Newfound	Newfound Capital (Pty) Limited
Newline	Newline Investment Holdings (Pty) Limited
Newshore	Newshore Nominees (Pty) Limited
Nissen	Andrew Christoffel Nissen, director of REC and JCI Limited
Nkhulu	Andile Reeves Nkhulu, director of Itsuseng
NMC	New Mining Corporation Limited
Notable Holdings	Notable Holdings (Pty) Limited
Ntsele	Buti Dominique Ntsele, director of Capacity Building
Nutrx	Nutrx (Pty) Limited
Off the Shelf Investments	Off the Shelf Investments 124 (Pty) Limited
Orlyfunt	Orlyfunt Holdings (Pty) Limited
OT80	Onshelf Trading Eighty (Pty) Limited
Pacific Fisheries	Pacific Fisheries Limited
Pam Golding	Pam Golding Properties (Pty) Limited
Pandor	Sharif Pandor, director of Ikamva
Paradigm Shift	Paradigm Shift CC
Paradise Creek	Paradise Creek Investments 83 (Pty) Limited

Pearcey	Roger Pearcey, erstwhile company secretary of Simmer & Jack (Pty) Limited
Peregrine Equities	Peregrine Equities (Pty) Limited
Perrevos	Dimitri Perrevos, party to Luembe Joint Venture
Phaliso	Mirriam Nozibonelo Phaliso, director of FAMDA
Phikoloso	Phikoloso Mining (Pty) Limited
Pilgrims Rest	Pilgrims Rest Estates Limited
Platgold	Platgold Pacific NL
PLJ	PLJ Financial Services (Pty) Limited
Poole	George W Poole, an erstwhile company secretary of JCI Limited
Rapivest 18	Rapivest 18 (Pty) Limited
RAR Kebble	Roger Ainsley Ralph Kebble, an erstwhile director of JCI Limited, REC, CMMS and RRH
Rasethaba	Sello Mashao Rasethaba, a director of Bookmark
RB Kebble	Roger Brett Kebble, an erstwhile director and chief executive officer of JCI Limited, an erstwhile director of CMMS, RRH and REC
REC	Randgold & Exploration Company Limited
Redbay	Redbay Investments (Pty) Limited
Refraction	Refraction Investments (Pty) Limited
Revolution Events	Revolution Events (Pty) Limited

Ridek	Ridek Corporation, a subsidiary of Weston
RRH	Rand Resources Holdings Limited
RRL	Rand Resources Limited
S&J/Simmer & Jack	Simmer and Jack Mines Limited
SA Rand	South African Rand
Saacks	Marcelle Saacks, employee of Mallinicks Incorporated
Saaiman	Malan Saaiman, financial manager at T-Sec
Sabbatini	Mauro Antonio Sabbatini, director of Micromath Trading 485 CC
SADC Fisheries	Off the Shelf Investments 119 Limited in the process of changing its name to SADC Fisheries
SAFCO	South Atlantic Fisheries Company (Pty) Limited
Salmon	Chris Salmon, employee of JCI Limited
Sander	Steven Sander, CNSG
SASFIN	SASFIN Limited
Schalkwijk	Marleen Schalkwijk, an accountant at JCI Limited
Schultz	Brendon Schultz, Area Operations Manager, CNSG
Seamo	Seamo Investments 55 (Pty) Limited
SEC	Securities and Exchange Commission of the United States of America
Seeter	Seeter (Pty) Limited

Shelley Street/Street	Shelley Street of Design Consultants
Sherry	Nathan Sherry, director of Fireside, Triland Investments and Borderall Investments
SIM	Simmer & Jack ordinary shares
Singh	Dharmdeu Singh, director of FAMDA
Skygistics	Skygistics (Pty) Ltd (based in South Africa), previously known as Startrack Communications Africa (Pty) Limited
Slip Knot/Slipknot	Slip Knot Investments 203 (Pty) Limited
Socgen	Société Generale, Johannesburg Branch Reg. number 1996/006193/10
Springlights	Spring Lights 6 (Pty) Limited
Standard Bank	The Standard Bank of Southern Africa Limited
Startrack Australia	Startrack Communications (Australia) (Pty) Limited (based in Australia)
Startrack Communications	Startrack Communications Limited (based in Australia)
Steenkamp	Leonard Steenkamp, chief executive officer of T-Sec
Stemmet	Paul Stemmet, director of Palto (Pty) Limited
Stratton	John Stratton, an erstwhile director of JCI Limited and CMMS
Strauss	Gail Strauss, consultant to Marulelo
Sugar Tree	Sugar Tree Properties (Pty) Limited

Swanevelder	Lieben Hendrik Swanevelder, an erstwhile accountant at JCI Limited
Sweet Equity Investments 42	Sweet Equity Investments 42 (Pty) Limited
Taback Inc	Mervyn Taback Incorporated, a firm of attorneys who provided legal services to JCI Limited and REC
Tacked Investments	Tacked Investments (Pty) Limited
Tambo	Dali David Tambo, shareholder in Koketso Capital (Pty) Limited and Koketso Holdings (Pty) Limited
Tan Range	Tan Range Exploration Corporation
Tantco	Tantco Global (Pty) Limited
Tasmanian Bluefin	Tasmanian Bluefin (Pty) Limited
Tawny	Tawny Eagle Holdings (Pty) Limited
TGME	Transvaal Gold Mining Estate Limited
Thoughtfox	Thoughtfox (Pty) Limited
Titan SD	Titan Share Dealers (Pty) Limited
Titan	Titan Securities (Pty) Limited
Tonin	Francesco Antonio Tonin, director of FAMDA
Tonkin	Douglas Tonkin, erstwhile director of Nutrix
Top Edge	Top Edge Investments (Pty) Limited
Topgold	Topgold AG mvK
Tradek	Tradek Nominees (Pty) Limited, part of T-Sec

Triland Investments	Triland Investments (Pty) Limited
T-Sec	Tlotlisa Securities (Pty) Limited, previously Tradek Balderson (Pty) Limited
Tswelopele	Tswelopele Associates CC
Turbine Aviation	Turbine Aviation (Pty) Limited
Turnbull	Jan Turnbull, an erstwhile employee of Continental Goldfields Limited
Tuscan Mood	Tuscan Mood 1224 CC
TWB	Tugendhaft Wapnick Banchetti and Partners, attorneys
Umoya Holdings	Umoya Holdings (Pty) Limited
Up on Point	Up on Point Properties 67 (Pty) Limited
Van der Merwe	Pieter van der Merwe, consultant to Marulelo Communications (Pty) Limited
Van Staden Lourens	Lourens van Staden, a practising attorney and director of Taback Inc
Van Staden	Frik van Staden, chief operating officer of Skygistics
Van Straaten	Margie Van Straaten, assistant to company secretary of JCI Limited
Van Zyl	Martin van Zyl, an employee of T-Sec
Vieira	Lynn Vieira, bookkeeper of CMMS
Viking Pony 346	Viking Pony Properties 346 (Pty) Limited
Viking Pony	Viking Pony Properties 359 (Pty) Limited

Viljoen	Jacques Viljoen, director of Palty (Pty) Limited
WAL	Western Areas Limited
Wapnick	Sharon Wapnick, attorney at TWB and former deputy chairperson of Moss Morris
WAR	Western Areas Ordinary Shares
Ward	Samual Ward, employee at SAFCO's accounts department
Watson	Ronald James Watson, director of Top Edge Investments (Pty) Limited
WCIH	Wild Country Investment Holding Company (Pty) Limited
Wellesley-Wood	Mark Wellesley-Wood
Wepener JR	Louw Wepener
Wepener SR	Leo Wepener
Weston	Weston Investments (Pty) Limited (based in Australia)
Williams	Peter Williams, director of SAFCO
Wilson	Ian Wilson
Wormald	Stephen Wormald, director of Thoughtfox (Pty) Limited
WWB	Webber Wentzel Bowens, a firm of attorneys

Exhibits

Copies of all documentation referred to in the footnotes to this report have been collated into exhibit files and should be read in conjunction with the contents of this report.

Annexures

The following annexures are attached to this report and should be read in conjunction with the contents of this report.

11 Investigation of the transactions referred to in the inter company claim made by REC

On 20 June 2006, the preliminary claim of REC against JCI Limited was recorded in an Umbono document. On 3 August 2006, Van Hulsteyns Attorneys issued a document recording the final claim of REC against JCI Limited in a document. As these claims had to be subjected to mediation, it necessitated the investigation of the matters referred to in this section. We set out hereunder the evidence found in respect of the elements of the claim by REC against JCI Limited.

11.1 Claim submitted by Randgold

11.1.1 Background

11.1.1.1 Introduction

In their report styled, Formulation of claims against the JCI Group by REC, Umbono calculated and described as claim 1 in their claim document, a claim of 12 360 000 RRL shares to the value of R1 968 682 800 against the JCI group. This claim is calculated, based on the value of the shares allegedly misappropriated by JCI for their benefit, adjusted for the subdivision of the RRL shares, on 16 June 2004, and multiplied by the highest Rand price per RRL share between April 2002 and the date of the claim.

This claim should be evaluated by initially considering the number of shares claimed and then the share price to be applied. Section seven of our report of 8 May 2006 sets out background information regarding the transactions of CMMS relating to the RRL shares sold.

11.1.1.2 The shares claimed

Based on the Umbono claim document, we prepared a calculation on the number of shares claimed, determined by whether the claim was pre-or-post split of the shares[1]. As it stands, the claim relating to the number of shares is based on a post split basis, although the shares were issued and subsequently sold on a pre-split basis (i.e. prior to 16 June 2004). REC is claiming back a portion of the shares (the shares issued prior to 16 June 2004) on a post split basis, (i.e. double the number of shares issued). This can be set out in the following table:

[1] Refer Annexure HHH

Year	Actual shares issued	Post split correction	Shares claim
2003	900 000	900 000	1 800 000
Up to 16 June 2004	2 720 000	2 720 000	5 440 000
After 16 June 2004	1 370 000	-	1 370 000
2005	3 750 000	-	3 750 000
Total number of shares	**8 740 000**	**3 620 000**	**12 360 000**

The effect is that REC claims an additional 3 620 000 RRL shares based on the subdivision of the Randgold shares as at 16 June 2004. These shares were sold, according to Umbono's claim document (paragraph 2.1) on the NASDAQ National Market between 1 April 2002 and 18 August 2005. The proceeds of these sales were then credited to various trading accounts held at T-Sec. The allocation of the proceeds was to the following trading accounts:

- CMMS trade account number – 648410 named Consolidated Investments;
- CMMS trade account number – 660415;
- Alibiprops trade account number – 669465; and
- RB Kebble trade account – 625087.

Based on the number of shares sold, the final allocations were as follows:

Trading account	Actual shares received	Shares claimed
CMMS Trade Account – 648410	7 125 000	9 250 000
CMMS Trade Account – 660415	31 000	62 000
Alibiprops Trade Account – 669465	1 509 000	2 898 000
RB Kebble Carry Account – 625087	75 000	150 000
Total	**8 740 000**	**12 360 000**

11.1.1.3 The amount claimed

The actual funds received in the various trade accounts during the period, as indicated in the Umbono claim document, were the following:

Trade Account	Funds actually received R	Funds claimed R
CMMS Trade Account - 648410	663 430 430.00	1 472 877 500.00
CMMS Trade Account - 660415	4 608 150.00	9 872 260.00
Alibiprops Trade Account – 669465	209 753 104.00	461 448 540.00
RB Kebble Carry Account – 625087	9 425 400.00	23 884 500
Total	**887 217 084.00**	**1 968 082 800.00**

In paragraph 2.8.1 of their claim document Umbono states that the claim was calculated on the following basis:

"using the highest Rand price per share between April 2002 and the date of this claim."

Umbono's claim is based on the number of shares, after correction for the share split, multiplied by the highest unit Rand price of RRL shares between April 2002 and 20 June 2006, being the date of their claim. The share price was calculated at R159.23, according to Annexure 1, attached to the claim.

11.1.1.4 Shares received versus Funds received

The transaction at T-Sec

At paragraph 2.2.4 of their claim document, Umbono recorded the following:

"ABSA returned 13 312 481 shares to RGE for further splitting. 7 360 000 RRL shares were returned to ABSA as ongoing security for the debenture financing facility."

Evident from the above statement is the fact that the initial control over the RRL shares vested with REC and not with JCI. It is further our understanding that the actual RRL share certificates were given to Poole, previous company secretary of REC, for safe keeping on behalf of REC.

During a discussion with senior management at T-Sec, we were informed that the physical share certificates were brought to T-Sec by Poole. As RRL shares were not listed on the JSE, it cannot be reflected as part of a share portfolio in a local trade accounts and, as a result, the shares were never reflected as part of the share portfolio of either CMMS or JCI.

We were further informed that the original RRL share certificates, delivered by Poole, were accompanied by a signed *"Crest transfer"* form and a resolution by the directors of REC, authorising the sale of the shares. T-Sec forwarded the share certificates to the stockbroker firm BJM, based in London. The RRL share certificates were converted into ADR's by BJM and kept in a nominee account of BJM, with T-Sec being reflected as the beneficiary of the relevant ADR's.

Thereafter, Poole would instruct either T-Sec or BJM to sell a number of these converted ADR's from time to time. Based on these instructions, BJM sold the required number of ADR's and transferred the proceeds of the sale to a T-Sec bank account. Upon receipt of the funds, T-Sec transferred the funds to designated trade accounts, as specified by Poole. The value transferred to the trade accounts was calculated at the Rand / UK Pound exchange rate applicable at the time of the transaction.

Based on the explanation received from T-Sec regarding the trade in the RRL shares it appears that JCI could not have received the actual shares in their trade accounts and as such could not trade in these shares in the normal sense of the word for their benefit.

Further is it clear that JCI, in their trade accounts only received the funds generated on sale of the RRL shares by BJM, upon instruction thereto by Poole.

Accounting entries - CMMS

The initial accounting entries, reflecting the transactions in the records of CMMS, were made in the ledger account styled Randgold Resources, account number 171760. Subsequently the credit of this account was transferred to a ledger account styled Masupatsela, account number 151810. For the reason behind this transfer of the balance in the ledger refer to the section below, headed Masupatsela.

Accounting entries - REC

Based on information recorded at Annexure 4 of the Umbono claim document, it appears that the transactions were recorded in account number 120709-100 styled *"Loan Asset – CMMS (RRL Shares)"*.

The amounts were reflected in this account represented the value obtained in the sale of the shares by T-Sec. The balance of this account, an amount of R79 834 605.66 was transferred on 31 December 2003 the ledger account styled *"Loan Masupatsela Inv"* in the ledger of REC.

Masupatsela Investments

Publicly available information recorded that Masupatsela was incorporated on 12 September 2003 with registration number 2003/022653/07. The company was originally named and styled Changing Tides 216 (Pty) Limited, until 31 October 2003, when its name was changed to M2K Properties (Pty) Limited, until 30 November 2003, when its name was changed to Masupatsela.

The main business of the company was recorded as insurance agents, brokers and services and activities auxiliary to financial intermediation. The directors of the company were Jose Josiah Mashele and Dwafiba Ongama Koyana.

Based on our initial investigation it became apparent that this account did not represent an asset of CMMS, but merely a recording device or conduit for the flow of funds expensed to Masupatsela and others and as such prevent the recording and subsequent disclosure of related party transactions.

Summary

In both JCI and Randgold it would appear that the understanding was that funds received from the sale of RRL shares be repaid by JCI in cash and not in the form of shares.

11.1.1.5 The claim against JCI in respect of shares allocated to other trade accounts

Umbono's claim document indicates that the claim, instituted against JCI, includes transactions in RRL shares that were allocated to other trade accounts not operated or controlled by JCI. These include the transactions allocated to the following trade accounts:

- Alibiprops trade account number – 669465; and
- RB Kebble trade account number – 625087.

These accounts were not opened by CMMS and the transactions performed in these accounts were not accounted for in the accounting records of CMMS. Any funds generated in these accounts and subsequently transferred to CMMS were accounted for by way of a loan in the records of CMMS.

It was noted from Umbono's claim document, as supported by their Annexure 1, that the funds generated by the sale of RRL shares in some of the above mentioned trade accounts were never allocated to or received by CMMS, but were allocated to and paid to other beneficiaries.

During 2003, the proceeds of R55 060 350.00 on the sale of some 325 000 RRL shares in the Alibiprops trade account, were paid to:

- RB Kebble's personal bank account – R40 960 350.00; and
- Tuscan Mood – R14 100 000.00.

Based on a review of Annexure 1 attached to Umbono's claim document, it appears that R434 713 217.28 was generated from the sales of RRL shares and allocated to the Allibiprops trade account during the period September 2003 to October 2004. These funds were distributed to various entities and/or individuals, including CMMS. These funds were transferred to the following entities/individuals:

- CMMS;
- Tuscan Mood;
- Kovacs;
- Western Areas; and
- RB Kebble.

Funds, allocated to CMMS, were received either in the trade account of CMMS, account number 648410, or in the CMMS bank account held at FNB.

Summary

REC is claiming from JCI all of the RRL shares sold through the Alibiprops trade account, regardless of whether the funds were actually paid to CMMS or to other entities and / or individuals.

It appears that the funds, received by CMMS, from Alibiprops should be treated as a loan and not as shares advanced to CMMS as CMMS did not control the RRL shares in the Alibiprops trading account, which was also not owned by CMMS. Further, the claim should be limited to the actual amount received by CMMS and not the total amount of RRL shares allocated to the Alibiprops trade account, again because CMMS did not control or own the Alibiprops trading account.

Based on Annexure 1 attached to Umbono's claim document, we have prepared an analysis of the funds actually received in trade accounts and subsequently allocated to various beneficiaries.

Annexure JJJ indicates that the funds, actually allocated to CMMS, amounted to R767 018 005.42. This includes the funds allocated to the CMMS trade account number 648410 and to their bank account[2].

Summary of claim

REC claimed from JCI, not only the actual shares and the funds received on the sale of those shares, but also the additional shares that they claim to have lost due to the share split that occurred on 16 June 2004.

REC have applied the highest unit price of a RRL share during the period April 2002 and 16 June 2006, being the date of the claim. It should be investigated whether REC would have kept the RRL shares as an investment and sold it at the highest price or whether they would have sold it as and when they required funds for their operations.

---

2 Refer Annexure JJJ

The claim received from REC, namely the adjusted share volume multiplied by the highest price, compared to the actual amount received by JCI, generated from the actual shares sold and the funds generated and allocated to the relevant trade accounts, have been reflected in Annexure KKK[3]. From the analysis in Annexure KKK, it is evident that REC wishes to claim an additional 3 620 000 shares at a value of R1 080 865 716, arising from the adjustment for the effect of the subdivision of the RRL shares on 16 June 2004. This also includes the shares sold and the proceeds allocated to other beneficiaries, i.e. RB Kebble, Tuscan Mood, Western Areas and Kovacs.

Based on the argument that JCI only received the funds and not the shares from REC it appears that the claim should at best be calculated as the actual Rand amount received from REC, based on the funds generated during the sale thereof.

The REC claim should be reduced therefore from R1 968 682 800 to an amount of R887 217 084, being the total of actual funds generated on the sale of the shares on all four trade accounts as identified by Umbono.

In addition, it appears that the REC claim should be further adjusted to exclude funds paid out from the trade accounts styled:

- RAR Kebble Carry account;
- Allibiprops account; and
- Other entities and individuals,

because neither JCI, nor CMMS, owned and controlled these accounts.

The adjusted claim, amounting to R887 217 084.00 should be further reduced with an amount of R120 199 078.58 to an amount of R767 018 005.42 as set out in Annexure KKK. Based on an analysis, of Annexure 1 attached to Umbono's claim document, the amount of R120 199 078.58 were paid to the following entities and/or individuals:

- RB Kebble R48 760 350.00;

[3] Refer Annexure KKK.

- Tuscan Mood R39 005 587.52;
- JCI SIT R5 425 400.00;
- Kovacs R5 000 000.00; and
- Western Areas R21 505 250.00.

Based on our initial investigation into JCI and information obtain we made further adjustments to the claim as discussed in the paragraphs referred to below:

Entity	Amount R	Further adjustment	Net claim	Refer to paragraph
CMMS – 648410	663 430 430.00	(133 010 801.82)	530 419 628.18	11.1.2.2
CMMS – 660415	4 608 150.00	(1 949 316.00)	2 658 834.00	11.1.2.3
Allibiprops	96 479 425.42	52 775 489.58	149 254 915.00	11.2.2
RAR Kebble	2 500 000.00	-	2 500 000.00	
Total	**767 018 005.42**	**(34 013 826.42)**	**684 8333 377.18**	

The two CMMS accounts are discussed below and the Alibiprops account is discussed in paragraph 11.2.

11.1.2 Consolidated Investments trade account – 648410

11.1.2.1 Background

In the directors' report to the audited financial statements of CMMS, for the year ended 31 March 2004, the nature of CMMS's business was recorded as follows:

"NATURE OF BUSINESS

Your company operates in the fields of management and finance and also holds investments in property and finance companies and a farming company."

During consultations with the current management of the company, we were informed that CMMS had acted as the treasurer for the JCI Limited group of companies in that it obtained and provided finance for the rest of the group of companies. Due to the difficulty experienced by JCI Limited to obtain normal bank generated financing, the company and more specifically CMMS, turned to trading shares by way of a script lending facility provided initially by T-Sec, who acted as agent, and subsequently directly with Socgen, in order to operate and fund the treasury function.

As a result the funds received in the CMMS trade account consist of proceeds from the sales of shares borrowed in terms of the script lending agreement, sale of RRL shares and funds transferred from various other trade accounts and entities. These funds were then utilised to fund the operations of the JCI Limited group of companies.

During the period 1 April 2002 to 31 October 2005, total funds amounting to R1 857 520 045.20 were generated on the CMMS trade account. Of this total, an amount of R1 242 113 220.22 was generated from share trading activities[4]. These share trading activities included:

- the sale of shares borrowed from T-Sec;
- the repurchase of these borrowed shares;
- payment and receipt of dividends on shares; and
- the funding of collateral as and when required by the script lender.

For the purposes of this letter the funds received on the sale of the RRL shares and allocated to the trade account of CMMS has been included in this amount.

Due to the number of transactions that flowed through this account, it is difficult to establish the actual usage of the funds received or to link them to specific transactions.

[4] Refer Annexure LLL

11.1.2.2 The sale of the RRL shares in the CMMS trade account 648410

During the period 1 April 2002 to 31 October 2005, the proceeds on the sale of 7 125 000 RRL shares for a value of R663 430 697.99 were allocated to the CMMS trade account[5]. Due to the number of transactions, as explained above, that flowed through this account it is not possible to accurately establish the actual usage of the funds received in this account.

In their claim, Randgold includes the value of the shares after the adjusting for the effect of the share split. Since the actual shares were not allocated or received in the CMMS trade account, and neither CMMS nor JCI issued instructions to sell the shares, it can be argued that CMMS was the beneficiary of only the proceeds on the sale of the RRL shares.

It should be contended that CMMS received the funds or cash by way of loans and is only liable to pay back the actual cash received. For the purpose of this report we have calculated the liability of CMMS based on the actual cash received.

We tried to establish the actual receipt of the funds received on a month to month basis, by reconciling the outflow of the funds to the inflow. The purpose of this was to establish whether CMMS actually received the funds and utilised it in its treasury function or whether it acted merely as a conduit for other beneficiaries. For this purpose, we applied a "First In First Out" or FIFO – approach to the inflow and outflow of funds associated with the RRL shares. Where the amount that was paid out of the trade account could be exactly matched to the funds received on the sale of the RRL shares, we allocated the funds to either to the benefit of CMMS or the party who received it. We acknowledge that the funds allocated in this manner may not be accurate, but in our opinion, this is the only method that could be applied in an effort to follow the funds received on the sale of the RRL shares[6].

Based on our analysis, it is evident that CMMS utilised the funds received in terms of its treasury function of the JCI Group. Of these the most evident were the following:

- Funding provided to WAL;
- Alibiprops;

[5] Refer Annexure MMM
[6] Refer Annexure NNN

- Lyons transaction; and
- Collateral for the facilities at Socgen.

At this stage it appears that it could be argued that CMMS acted as a conduit for an amount of R133 010 801.82, that, although it received the funds, it was actually for the benefit of the entities and/or individuals indicated below.

- WAL R95 370 375;
- WALJV Funding R21 000 000;
- ADR Charges R330 000;
- Reversal of sale R93 283.50
- Kebble R12 198 897.72; and
- Boabab Aviation R4 018 245.60.

It could be argued that the amount of R133 010 801.81 should be deducted from the amount of R663 430 697.99, being the finds received through the CMMS trade account.

11.1.2.3 *Sale of RRL shares in the CMMS trade account 660415*

A total of 31 000 RRL shares were sold on this account on 12 February 2004, generating an amount of R4 608 150. T-Sec informed us that on the same day these funds were utilised to purchase the following shares:

- 600 000 Aflease shares; and
- 83 713 RNG shares.

These shares were subsequently transferred to other trade accounts, at this stage T-Sec are unable to indicate to us where these shares were transferred to, although they indicated that it may be the CMMS trade account 648410, they will however investigate the matter and informed us in due course.

From a review of shares traded in the CMMS trade account 648410, it appears that RNG shares as well as Aflease shares were transferred to this account, although it is unclear at this stage from which trade accounts these shares were transferred.

Transfers of more or less the amount of these shares were transferred in October 2004 to the CMMS trade account, 648410. Based on the average share price at that stage the value transferred to the account could be calculated as follows:

Share	Number shares	Average price R	Value R
Aflease	600 000	1.92	1 152 000.00
RNG	83 713	18	1 506 834.00
Total			2 658 834.00

It could be argued that the amount of R2 658 834 should be the claim that we will pay back to Randgold as this represents the actual amount of value that we received on the date of the transfer.

Based on this the value deemed to be "lost" is R1 949 316.00, calculated as R4 608 150 (amount generated on RRL shares) minus R2 658 834 (value transferred)

11.1.2.4 *Conclusion*

Based on the transactions above we believe that only the cash amount of R668 038 847.99 generated on the sale of 7 156 000 RRL shares, and actually paid into the trade account of CMMS, could be claimed and as such be repaid by CMMS. This amount is calculated as follows:

Trade Account	Number shares	Amount R
CMMS – 648410	7 125 000	663 430 697.99
CMMS 660415	31 000	4 608 150.00
Total	**7 156 000**	**668 038 847.99**

Trade Account	Number shares	Amount R
Less Adjustments		
Funds to benefit other entities		(133 010 801.82)
"Value" lost on Aflease shares		(1 949 316.00)
Total		**533 078 730.17**

11.2 The Alibiprops Trade Account

11.2.1 Background

We performed a search for statutory information of Alibiprops 13 (Pty) Limited, contained in publicly available information data bases. This search revealed the following information[7]:

- A company, named and styled Alibiprops 13 (Pty) Limited, was incorporated on 27 June 1996, registration number 1996/008143/07, with RB Kebble and RAR Kebble as its directors; and
- The company changed its name to BNC Investments (Pty) Limited, being the legal entity representing the interests of RAR Kebble and RB Kebble in JCI Limited.

As can be seen below, RB Kebble signed a mandate with T-Sec with the information recorded as set out below.

A schedule of the particulars of Alibiprops 13 (Pty) Limited, completed at T-Sec for the opening of trading account number 669465, recorded the following information[8]:

- Alibiprops 13 (Pty) Limited with the company registration number 1992/023597/07. This registration number does not exist and the information was presented to T-Sec was fake;

---

[7] This information is recorded in a KPMG Corporate Intelligence report which is not annexed hereto
[8] Refer Exhibit 6.2.1

- It had a postal address of PO Box 6257, Cresta and a physical address of 28 Harrison Street, Johannesburg. However, on 23 August 2003, Beale requested Martin van Zyl at T-Sec to change the postal address of Alibiprops 13 (Pty) Limited to PO Box 11165, Johannesburg and to send the statements of the account for her attention;
- RB Kebble was the authorised person on this account; and
- A bank account named and styled Paradigm Shift cc with account number 020581548 at the Alberton branch of Standard Bank.

On 4 February 2003, RB Kebble and Steenkamp signed a document in terms whereof T-Sec received a consolidated limited discretionary trading mandate in respect of the above mentioned account at T-Sec[9].

On 3 August 2005, one, Tertia Penkin of T-Sec, advised Beale that T-Sec had no documentation for the Alibiprops account. Beale replied by indicating that she also did not have any statutory documents for Alibiprops 13 (Pty) Limited[10].

It is evident that Beale was of the view that there was a problem with the concept of Alibiprops 13 (Pty) Limited as, on 11 February 2005, she wrote the following to Poole[11]:

"Do you have the company doc's on Alibiprops, and if so, please fax me a copy of the CM29? (If Barry is still on I must Back-date and get him off immediately)"

It appears that no company profile of Alibiprops existed at JCI Limited. We only found a company profile for Bookmark Alibiprops Investments (Pty) Limited[12]. On 19 October 2005, Beale advised Tertia Penkin of T-Sec that she never had any statutory documents for Alibiprops 13 (Pty) Limited in her possession and that the company did not exist[13].

In his statement to Tabacks on 8 December 2005, Poole was recorded as referring to Alibiprops as another vehicle and one of RB Kebble's personal structures used for share dealing[14].

9 Refer Exhibit 6.2.2
10 Refer Exhibit 6.2.3
11 Refer Exhibit 6.2.4
12 Refer Exhibit 6.2.5
13 Refer Exhibit 6.2.6
14 Refer Exhibit 6.2.7

It thus appears that no legal entity, which could assume rights and obligations, existed in the name and style of Alibiprops 13 (Pty) Limited. The name served no purpose other than to create a share trading account at T-Sec for purposes of trading shares and that the share trading account number 669465 at T-Sec had no substantive owner. It is further apparent that RB Kebble appears to have used the previous name of BNC Investments (Pty) Limited knowingly as BNC Investments (Pty) Limited had already changed its name at the time when the mandate with T-Sec was completed, without having wanted to commit BNC Investments (Pty) Limited as he used a previous name of the company without the correct company registration number.

It is evident that the Allibiprops trading account is a separate account and did not fall under the control or was operated to the benefit of CMMS or JCI. The ultimate beneficiary of the Alibiprops account was RB Kebble.

11.2.2 The sale of the RRL shares through the Alibiprops trade account

We obtained a reconciliation, prepared by T-Sec, of the Alibiprops trade account, account number 669465, for the period 3 January 2002 to 3 March 2005[15].

From the reconciliation it is evident that various shares were sold during the period under review, and that the proceeds were allocated to various entities and or individuals. Included in these funds were amounts transferred to this account from various other trade accounts. These were also utilised in the operation of the Alibiprops trading account.

A total of R434 713 217.28 was paid from the Alibiprops trade account to various entities, of which R161 679 915.00 was paid to CMMS as follows:

- In CMMS bank account – R21 233 089; and
- In the trade account, 648410 –R140 446 826.

The amount of R140 446 826, allocated to the CMMS trade account number 648410 appears to have been utilised as follows:

[15] Refer Annexure OOO

Amount received R140 446 826.00

Paid to:

• CMMS – Bank account	R43 500 000.00
• Paid Socgen – Collateral	R55 500 000.00
• Paid RB Kebble	R10 000 000.00
• Left in trade account – utilised in transactions	R31 446 826.00

From the reconciliation prepared, we further observed that an amount of R2 425 000 had also been transferred from the CMMS trade account to the Alibiprops account as part repayment of the funds received. This amount should be deducted from the amount received from Alibiprops.

Since the actual shares were not allocated or received in the CMMS trade account and neither CMMS nor JCI issued instructions to sell the shares, it can be argued that CMMS did not actually received the shares but only the proceeds thereof. As mentioned previously, neither JCI nor CMMS, controlled or owned the Alibiprops trading account.

Further, the account was not opened or operated by CMMS or by a director claiming to open it on CMMS behalf. In fact it appears that RB Kebble used this account as a personal bank account and the bulk of the payments from this account were in fact for his personal benefit.

The fact that REC wants to claim back the full amount of RRL shares traded through this account, regardless to whom the proceeds were paid, can also not be correct.

11.2.3 Conclusion

The final claim, based on the reconciliation performed by T-Sec, could be:

Funds transferred to CMMS	R161 679 915.00
Less	
- Transfer from CMMS to Alibiprops	(R2 425 000.00)

- Payment to RB Kebble	(10 000 000.00)
Amount Due	R149 254915.00

11.3 The RRL shares lent to Investec UK Limited ("Investec UK")

11.3.1 Background

The claim document prepared by Umbono indicated that REC claims from JCI R869 395 800 in respect of the loan of some 5 460 000 RRL shares, beneficially owned by REC, by JCI to Investec UK. It is not clear on what basis this claim was computed as Umbono did not detail the facts of the relationship between REC and JCI in respect of these shares, which we anticipated would have been necessary to determine the basis for the claim.

The background facts of this transaction were recorded at section seven of our report of 8 May 2006 and we set out hereunder that evidence relevant to the claim of REC.

As a point of departure, we noted that the claim computed by REC was basis on 5 460 000 RRL shares on a post split basis being applied to this transaction. The actual number of shares applied in the transaction, on a post split basis, was in fact 5 458 150 which, if multiplied by the share price used in the REC claim, of some R159.23 per RRL share, aggregates a claim of some R869 101 224.50. For purposes hereof, we hence assume that this is the amount that REC wished to claim.

11.3.2 The transaction

11.3.2.1 The facts relating to the sale of RRL shares in the Investec UK transaction

The following sales of RRL shares were achieved by Investec UK in terms of the funding transaction between Investec UK and JCI Limited (The cash amounts, generated from the sales of these shares and, which were made available to JCI Limited, do not include R13 180 704.00, paid to Investec UK in the form of an option fee due in terms of the funding arrangement):

- On 19 March 2004, 811 265 RRL shares were sold, raising some R61 659 083.64. Buitendag and Stratton instructed Investec UK to pay this amount directly to Socgen Johannesburg Branch, Swift code SOGEZAJJXXX, SARBZAJ2 for the account of T-SEC on behalf of JCI Limited;

- On 26 March 2004, 909 692 RRL shares were sold, raising some R68 352 825.12. Swanevelder instructed Investec UK to pay the proceeds of this transaction to the bank account number 5049 181 2176 of CMMS at FNB.

- On 7 April 2004, 909 692 RRL shares were sold, raising some R71 220 894.46. Swanevelder instructed Investec UK to pay the proceeds of this transaction to the account number 01389620307 of Investec at ABSA; and

- On 7 April 2004, 98 426 RRL shares were sold, raising some R7 544 887.41. Swanevelder instructed Investec UK to pay the proceeds of this transaction to the account number 01389620307 of Investec at ABSA.

The transaction with Investec UK itself is not the subject of this investigation, but provides the contextual framework for this part of the investigation. This section deals with the following aspects of the transaction with Investec UK:

- The nature and extent of the transaction with Investec UK;

- The source of the RRL shares used in the transaction;

- The nature and extent of the authority for the use of the RRL shares; and

- The evidence indicating the intent and purpose of the transaction.

11.3.2.2 The nature and extent of the transaction with Investec UK

Investec made a proposal to JCI Limited, dated 19 February 2004, for purposes of establishing what was named and styled a hedged equity funding mechanism, mainly to lower the cost of funding to JCI Limited. The funding of JCI Limited by means of this mechanism would comprise a loan of RRL shares by JCI Limited to Investec UK, who would convert the RRL shares into ADR's and sell the ADR's in the market. The proceeds of the ADR's, minus costs etc. would be paid to JCI Limited as collateral for the obligation to return the shares and, in the end result, comprise the funding to be provided to JCI Limited in terms of the mechanism, i.e. an arrangement akin to a reversed loan. In order to price the structure, JCI Limited and Investec UK would enter into a series of put and call options with JCI Limited being a buyer of put options and a seller of call options for a two year term and the spot price of RRL shares as the reference point. Investec UK has set forth some scenarios at the end of the transaction term which includes the return of the shares to JCI Limited, or the return of a cash amount, after the collateral amounts have been returned to Investec UK plus interest to be charged on the collateral amount provided to JCI Limited by Investec UK. The implementation of this proposal required that an Overseas Securities Lending Agreement be entered into between the parties. This agreement was signed by RB Kebble on an unknown date. The agreement provides for the lending of shares by JCI Limited to Investec UK and the providing of collateral by Investec UK to JCI Limited. The transaction was then executed as set out *supra*. As indicated, the transaction appears to have been executed by CMMS and we noted that, subsequent to the pricing thereof having been adjusted, the transaction released additional collateral to CMMS of some R48 million.

The hedged equity funding mechanism, as executed in this instance, required that RRL shares be lent to Investec UK.

11.3.2.3 The source of the RRL shares used in the transaction;

We found no evidence indicated that JCI Limited or its subsidiaries owned RRL shares.

On 11 February 2005, Lamprecht forwarded to Beale an e-mail to which was attached a document named and styled "*randgold recon*". The e-mail was captioned "*R&E/RRL Reconciliation*" and refers to the attached reconciliation to be forwarded to RB Kebble and Buitendag for finalisation. This reconciliation clearly refers to the holding and movements on RRL shares owned by RRH and, ultimately, REC. It refers to shares sold during 2004 and records that the following sales took place:

- That during the period 18 March 2004 to 3 September 2004, some 2 008 449 RRL shares were sold as part of a transaction described as "*Investec equity structure-shares shorted*"; and

- That 730 000 RRL shares were involved, presumably sold, in what was described as the "*Investec Pledge-equity derivative structure*".

The total amount of shares, referred to in the reconciliation, forwarded to Beale by Lamprecht, aggregate some 2 738 449 RRL shares. This does not agree with the 2 729 075 RRL shares sold in the Investec UK transaction, as confirmed in correspondence underlying the findings of such shares sold, referred to *supra*. The dates of the sales, per the transaction confirmations and those per the above referred to reconciliation, also differs. It is however apparent that RRL shares, owned by RRH, were used in the Investec UK transaction.

11.3.2.4 The nature and extent of the authority for the use of the RRL shares

We noted a document in the JCI Limited directors' minute book, purporting to be a resolution by the directors of JCI, taken on 20 February 2004, to the effect that JCI Limited was authorised to enter into a hedged equity funding agreement with Investec (we presume this refers to Investec UK). This document was *inter alia* signed by Buitendag and Stratton. The resolution goes on to record that:

"THAT MR HC BUITENDAG or MR RB KEBBLE, in their capacities as directors of the Company, be and they are hereby authorised and empowered to sign the Agreement, and do all things necessary for the implementation thereof, and as referred to in resolution 1) above, on behalf of the Company."

A document, purporting to be a minute of the meeting of the directors of JCI Limited, held on 24 March 2004, recorded that the above mentioned resolution was ratified by the directors of JCI Limited on 24 March 2004. This minute was however not signed.

We noted the existence of a further document, purporting to be a resolution of the directors of JCI Limited, dated 1 April 2004 and signed by RAR Kebble, Buitendag, RB Kebble and Stratton, but not by Cornwall, indicating that any of Buitendag, Stratton and Swanevelder were authorised to sign any confirmation regarding the hedged equity funding transaction with Investec UK and that they were also authorised to generally provide payment instructions in respect of the facility.

The above mentioned resolutions and minute, although not properly signed, clearly conveys an authority from the directors of JCI Limited for the company to enter into the transaction with Investec UK. Despite the wide wording of the resolution of 20 February 2004, it appears that this resolution does not provide for the relationship between JCI Limited and RRH regarding the use of the RRL shares as the wide authority, given to Buitendag and RB Kebble in the second resolution, refers to the hedged equity funding agreement, to which neither RRH, nor REC were parties.

It does not appear to have been the intention that the above mentioned resolutions would serve as the authority for the relationship with RRH, or REC as the case may be, to use the RRL shares of RRH in the transaction with Investec UK as, in the minute book of the directors of JCI Limited, we found a document purporting to be a resolution of the directors of JCI Limited, carrying the date of 31 March 2004 and not signed by any director of JCI Limited, but recording that:

"RESOLVED

1. *THAT the Company agrees to enter into the Scrip Lending Agreement with Randgold Resources (Holdings) Limited whereby Randgold Resources Limited has loaned the Company 2,729,074 Randgold ordinary shares in accordance with the terms and conditions contained in the Agreement, and*

2. *THAT MR HENDRIK CHRISTOFFEL BUITENDAG, in his capacity as a director of the Company, be and he is hereby authorised to* sign *the Scrip Lending Agreement, and any other documentation which may be required in terms of resolution 1 above, for and on behalf of the Company."*

It is apparent that this resolution was created only during October 2004, as an e-mail from Beale to Margaret Brown of JCI Limited, dated 6 October 2004, recorded the following in respect of this transaction:

"Please prepare a JCI resolution tomorrow for the attached Scrip Lending Agreement which will be dated *31 March 2004."*

Although the resolution was not signed by the directors of JCI Limited, the document contains a reference in manuscript to the effect that it was ratified at the directors' meeting of JCI Limited, held at 22 October 2004. The minute book of the JCI Limited directors' meetings minutes recorded a document, purporting to be a minute of the meeting of the JCI Limited directors, held at 22 October 2004 and attended by RAR Kebble, RB Kebble, Buitendag, Stratton, Swanevelder and Beale. The above mentioned resolution was recorded as ratified at this meeting. This minute was however not signed, but we understand that the minutes were normally drafted with reference to the tape recording of the meeting concerned. It is thus possible that the draft of the document recorded the resolutions taken by the directors at this meeting.

We perused the minutes of the meetings of the directors of REC and some minutes and resolutions of RRH, provided to us by Beale (we have no assurance of the completeness of these minutes and resolutions), but could not find any evidence that a scrip loan of RRL shares to JCI Limited was approved by these directors. It need however be kept in mind that these parties were related to JCI Limited, particularly as a result of common directors on the various boards. Effectively thus, if the directors, common to these boards, applied their minds towards this question at the JCI Limited board, it then follows that they must have intended for such decision to have been taken at RRH and REC. Having said this, it also need to be taken into consideration that there were directors, particularly non-executive directors, who were not common to the above mentioned companies.

11.3.2.5 The evidence indicating the intent and purpose of the transaction

We viewed a contract of loan in draft between RRH and JCI Limited for purposes of lending 2 729 074 RRL shares to JCI Limited. We have not located a signed copy of this document. This document, together with the nature of the resolutions taken by JCI Limited, indicates that, at least in the minds of the directors of JCI Limited, a loan of RRL shares were to be established. It is also so that incomplete documentation renders it impossible to construe the existence of an agreed loan and, based on the absence of documentation to such effect in the minute books of REC and RRH, it is impossible to conclude that either RRH or REC authorised and agreed to such loan. A fact from which such could be inferred is the common directorships of the persons who made the decisions at JCI Limited that the shares would be lent from RRH. Such inference has as its logical conclusion that the directors of RRH and REC, not common to both CMMS and RRH may well not have made such decision.

11.3.2.6 Disposition of funds paid from the Investec UK transaction to Investec

On 19 March 2004, 811 265 RRL shares were sold, raising some R61 659 083.64. Buitendag and Stratton instructed Investec UK to pay this amount directly to Socgen Johannesburg Branch, Swift code SOGEZAJJXXX, SARBZAJ2 for the account of T-Sec on behalf of JCI Limited. However, it appears that this amount was not received at T-Sec on behalf of JCI as a T-Sec trading account statement for account 669465, held in the name of Alibiprops, recorded that an amount of R49 979 588.00 was received in that account on 19 March 2004 from the sale of RRL shares[16]. A reconciliation of the Alibiprops trading account number 669465, prepared by T-Sec, however reflects that R61 659 083.64 was received in the Alibiprops trading account on 19 March 2004 from the Investec UK structure[17]. These funds were applied as follows:

- R11 679 784.00 was paid towards Socgen. It appears that this amount was a settlement of a loan to Alibiprops, hence showing on the reconciliation, but not on the trading account statement as it was unrelated to the trading activity of Alibiprops. It also appears to have been unrelated to JCI;

- R20 million was applied towards CMMS when R10 million was transferred to the bank account of CMMS with the balance having been transferred as collateral to Axon; and

[16] Refer Exhibit 6.3.1
[17] Refer Exhibit 6.3.2

- R29 979 836.40 was transferred to the WAL trading account number 671958. Again, JCI did not benefit from this transfer.

11.3.3 Implications

Whilst there is no evidence in the corporate memory of REC, indicating an approval of a scrip loan of RRL shares to JCI and the terms of such loan, it appears from the corporate memory of JCI that such a scrip loan might have been intended by the JCI directors although the terms thereof is not clear. However, Buitendag and Stratton, being directors of both JCI and REC signed a resolution of JCI to enter into the Investec UK structure and hence, must have anticipated that JCI would have had to borrow the RRL shares in order for JCI to execute the Investec UK transaction. Buitendag and Stratton also gave the payment instruction that led to part of the proceeds of the transaction ending up in the Alibiprops trading account where same were applied as set out above. Given the application of the cash generated by the transaction, it appears doubtful whether the use of the RRL shares was intended to benefit JCI Limited. The collapible nature of the structure furthermore can lend to different conclusions regarding the manner in which the structure was intended to unwind.

11.4 The sale of RRL shares held by Société Générale as security for scrip lending facilities granted to Consolidated Mining Management Services Limited

11.4.1 Background

REC claims some R636 692 000 from JCI in respect of the sale of four million RRL shares and the crediting of the proceeds thereof to a scrip lending facility at Socgen. The REC claim, ostensibly prepared by Umbono Financial Advisory Services, does not provide the factual basis upon which the claim is made, save to allege that the relevant scrip lending agreement with Socgen was entered into by the previous board of JCI. From what follows, it is immediately clear that that was not the case. The only other information that we could gather to support the claim being made against JCI was a decision of the REC directors on 23 March 2006 to the effect that a claim needed to be made against JCI when the said RRL shares were sold after the REC 2004 financial year end. That in itself does not seem to provide evidence that JCI is due to pay the claim.

It is evident from the evidence related at section 9 of this report that there were two facilities with Socgen, one entered into on 13 February 2002 in terms of an agreement between Socgen, on the one part, and T-Sec and CMMS on the other parts, the transactions of which were performed in the Consolidated Investments trading account number 648410 at T-Sec, and the other entered into on 12 January 2005 between Socgen and REC, the transactions of which were performed in the Randgold Scrip Lending account number 633701 at T-Sec. As can be seen from the referred to report, the transactions performed in the latter mentioned trading account were accounted for in the accounting records of CMMS, probably being the reason why the sale of the said four million RRL shares is claimed against JCI.

We set out hereunder the evidence we found in respect of the scrip lending facility provided to REC by Socgen as well as evidence relating to the Inkwenkwezi transaction, which appears to provide context to the existence of this particular scrip lending facility.

11.4.2 The Inkwenkwezi transaction

During June 2004, Anglo held some 18 784 834 WAR shares and Tawny held some 222 473 WAR shares[18]. It was agreed that these shares would have been sold to REC and to Inkwenkwezi in terms of the following agreements:

- On 9 June 2004, Anglo and REC entered into a sale agreement in terms whereof Anglo sold to REC some 5 268 800 WAR shares for a cash consideration of R197 580 000. The effective date of the transaction was three days from the date upon which all the conditions precedent were met by REC, which appears to have happened at 7 September 2004. The purchase price for the shares had to be paid in cash at the tenth business day after the day on which the conditions precedent were met. In addition, REC also granted Inkwenkwezi an option to purchase these shares. Interest, calculated at a rate of prime plus 1.5 %, was accruing on the purchase price from 1 April 2004 to the date of payment. CMMS funded REC's obligation to Anglo in the amount of R204 954 871.58[19]; and

[18] Refer Exhibit 6.4.1
[19] Refer Exhibit 6.4.2

2306

- On 9 June 2004, Anglo, Tawny, REC and Inkwenkwezi entered into a share sale agreement in terms whereof Anglo and Tawny sold to Inkwenkwezi some 13 738 507 WAR shares for a total cash consideration of R515 194 012.50, due and payable at 1 November 2004. Interest, calculated at prime plus 1.5% accrued from the signing date of the agreement to the date of actual payment. A settlement discount of R30 million applied if the purchase price was paid in time. Randgold incurred various financial obligations to support the transaction[20].

On 3 November 2004, the attorneys acting for Anglo in the matter addressed a letter to Inkwenkwezi in which they recorded that Inkwenkwezi was in default of its obligations to Anglo arising from the latter above mentioned agreement and that Inkwenkwezi advised that alternative payment plans, aimed at settling the purchase price by 13 December 2004, would also not materialise. Hence, they requested Inkwemkwezi to propose a solution by 10 November 2004[21]. We could determine that CMMS funded some R128 798 437.50 of the purchase price due to Anglo by Inkwenkwezi, paid in three equal amounts, of which the first two amounts were paid on 1 and 31 December 2004 respectively, more fully set out at paragraph 11.15[22].

11.4.3 The facility to which the four million RRL shares, referred to in the REC claim, relates

On 26 October 2004, Buitendag, on behalf of REC, sign a securities lending agreement with Socgen. The agreement was signed by Matthieu Pasquier, on behalf of Socgen, on 12 January 2005. In terms of this securities lending agreement, Socgen undertook to lend securities to REC and the terms of each loan of securities would be determined prior to each loan. As such, this agreement constituted a facility agreement. The agreement also provided for the providing of collateral by REC to Socgen, which had to be delivered simultaneously with the loan of securities to which such collateral related[23].

Whilst the above mentioned agreement appears to have been signed towards the latter part of 2004, it is evident that the facility, embodied in that agreement, might have been implemented at an earlier date. To this end, we refer to the following documents viewed:

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20 Refer Exhibit 6.4.3
21 Refer Exhibit 6.4.4
22 Refer also Exhibits 6.4.5 to 6.4.7
23 Refer Exhibit 6.4.8

- A letter from REC to Socgen on 1 September 2004 in which REC pledged two million REC shares in terms of a share lending agreement between Socgen and T-Sec (We understand that T-Sec became a party to the securities lending arrangement due thereto that they had to transact the lending of the securities as agent for REC[24];

- Attached to the above document was a letter from Barnard Jacobs Mellet USA, dated 7 July 2004, in which they advised Socgen that they have set up a Tlotlisa/Socgen Collateral Account and that they have instructed that 2 650 000 RRL shares are transferred to such account[25];

- On 13 October 2004, Socgen confirmed to T-Sec that T-Sec availed of a securities borrowing facility of some R700 million[26];

- On 22 October 2004, Steenkamp of T-Sec advised the directors of JCI that a securities lending facility of R700 million has been put in place for JCI for the purchasing of WAR shares from Anglo. He further advised that R200 million thereof had already been utilised for the purchase of 5.3 million WAR shares and that the utilization of the balance of the facility was dependent upon appropriate security being put in place[27];

- On 25 October 2004, however, Steenkamp forwarded to Lamprecht a draft of a schedule to the master securities lending agreement with Socgen and a Socgen new client application form with a request that the REC board authorises the appointment of T-Sec as its agent in the transaction, the person who would be signing the agreement and that REC could enter into a general securities lending relationship. The attached drafts clearly referred to REC as the contract party with Socgen[28]; and

- On 24 November 2004, Margeret Brown, a member of the CMMS secretarial staff, drafted a REC resolution for the purposes set out in the above mentioned correspondence of Steenkamp to Lamprecht on 25 October 2004[29].

---

24 Refer Exhibit 6.4.9
25 Refer Exhibit 6.4.10
26 Refer Exhibit 6.4.11
27 Refer Exhibit 6.4.12
28 Refer Exhibit 6.4.13
29 Refer Exhibit 6.4.14

On 14 February 2005, Beale queried Van Zyl at T-Sec on the number of RRL shares held by Socgen as security. She referred to a schedule which Steenkamp of T-Sec forwarded to Lamprecht, recording that Socgen held some 6 467 500 RRL shares as security[30]. This differs somewhat from a confirmation by Socgen to Umbono on 21 November 2005, in which they confirmed holding some 6 650 000 RRL shares as security in respect of the securities lending transaction between Socgen, T-Sec and REC as at 31 December 2004, whilst holding some four million RRL shares for such purposes as at 15 November 2005[31].

It is evident that REC also published to other parties that Socgen gave them a scrip lending facility secured by the RRL shares and that such was applied towards the Inkwenkwezi transaction. Such appears from the following documents found:

- A draft letter for REC to Mark Bristow of RRL, in which it was recorded that RRL shares were used for purposes of raising some R500 million, which appears to relate to the Inkwenkwezi transaction[32]; and

- A letter from the auditor of REC asking details of the financial leveraged structure entered into by REC for which RRL shares were pledged to Socgen[33].

On 5 August 2005, a chain of events commenced that eventually led to the sale of the four million RRL shares in order to settle the obligations of REC towards Socgen in terms of the scrip lending facility at Socgen. These were the following:

- On 5 August 2005, Socgen advised REC that, in respect of the REC trading account 633701 at T-Sec, REC was in default of the collateral levels agreed to in the schedule to the global master scrip lending agreement, signed on 26 October 2004, and that, should the collateral levels not be improved, Socgen would take any action it deemed fit to redress the position, including the selling of existing collateral[34];

30 Refer Exhibit 6.4.15
31 Refer Exhibit 6.4.16
32 Refer Exhibit 6.4.17
33 Refer Exhibit 6.4.18
34 Refer Exhibit 6.4.19

- On 25 October 2005, Socgen advised REC that the default, of which REC was advised on 5 August 2005, was not rectified up to that point in time and asked REC to rectify the default before close of business on 26 October 2005[35];

- The minutes of the combined meeting of the directors of REC and JCI, held on 16 November 2005, made mention of REC having closed out Socgen, but it is not clear from the minutes what exactly was discussed and reported to the various boards[36];

- On 21 November 2005, Socgen advised Umbono, who were employed by REC, that four million RRL shares were held by Socgen as security for REC's scrip lending facility at Socgen[37];

- The minutes of the joint meeting of the directors of JCI and REC, held on 8 December 2005, recorded that it was reported to the REC directors that the Socgen structure which REC has entered into was in default and, whilst Socgen requested REC's permission to sell the shares held as security, such consent was withheld. It was further reported that the four million RRL shares, pledged for the transaction between Anglo and Inkwenkwezi, would soon be released and that these shares would be placed with Socgen. It is not clear what shares are referred to here in the light of Socgen's letter to Umbono on 21 November 2005 and the fact that, at this stage, all the RRL shares appears to have been sold save the four million RRL shares claimed by Socgen to have been held by them[38];

- The minutes of the joint meeting of the directors of JCI and REC, held on 20 December 2005, recorded that Lamprecht informed the meeting that a meeting with Anglo had been rescheduled[39];

- The minutes of the joint meeting of the directors of JCI and REC, held on 11 January 2006, recorded that, in respect of REC issues, it was reported to the directors of REC that the transaction with Anglo (it appears that this relates to the transaction between REC, Inkwenkwezi, Anglo and Tawny) had been cancelled and that a letter was being sent to Anglo requesting Anglo to release the four million shares, held by Anglo, to REC[40];

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35 Refer Exhibit 6.4.20
36 Refer Exhibit 6.4.21
37 Refer Exhibit 6.4.16
38 Refer Exhibit 6.4.22
39 Refer Exhibit 6.4.23
40 Refer Exhibit 6.4.24

- On 19 January 2006, Socgen advised RRL that it was interested in four million RRL shares. This letter did not record the nature of the interest claimed by Socgen, but such is probably defined by the evidence mentioned hereinbefore[41];
- On 23 January 2006, Socgen advised REC that they confirmed the sale of four million RRL shares from Socgen's Johannesburg account number SOX-006774 at an average price of USD16.50[42]; and
- On 25 January 2006, REC recorded in a media statement that Socgen advised REC that they sold four million RRL shares in terms of a scrip lending arrangement between REC and Socgen, which shares were held on behalf of REC by Socgen[43].

11.4.4 Cash flows in and out of the REC scrip lending account number 633701

We traced the cash flows from the REC scrip lending account number 633701 to JCI and JCI owned trading accounts and found that R400 000 was paid from the trading account number 655050 to the bank account of CMMS, whilst R31 280 159.16 was transferred to the Consolidated Investments trading account number 648410 at T-Sec, aggregating some R31 680 159.16 transferred to JCI or JCI owned trading accounts.

11.4.5 Implications

From the evidence, referred to above, it is evident that, in order to fund the Inkwenkwezi transaction, which appears to have been initiated at the instance and with the support of REC, and in which REC participated, REC entered into a scrip lending arrangement with Socgen for which RRL shares were provided as security and in terms of which arrangement the RRL shares were sold. We found no evidence of JCI's involvement in this arrangement and the recording of these transactions in the books of account of CMMS therefore appears erroneous.

Save for the cash amounts received by CMMS and in the Consolidated Investments trading account number 648410 from T-Sec trading account number 633701, amounting to R31 280 159.16, we do not find any relevance of the above mentioned evidence to the REC claim of R636 692 000 against JCI.

41 Refer Exhibit 6.4.25
42 Refer Exhibit 6.4.26
43 Refer Exhibit 6.4.27

11.5 RRL shares held by Paul Main

11.5.1 Background

The background to this transaction vested in one million RRL shares (pre split), which were transferred to Main in respect of an agreement between RRH and Main. After the splitting of the shares effective 16 June 2004, 1 100 000 RRL shares were returned to REC and there is a balance of 900 000 RRL shares outstanding to REC. REC is now claiming the 900 000 RRL shares, held by Main as security for an aircraft lease agreement, presumably with REC and JCI, from JCI.

In this section, we set out the evidence relevant to this transaction and consider the implications of such evidence to the claim made by REC.

11.5.2 The Transaction

11.5.2.1 Transfer of 1 000 000 RRL shares to Main

On 28 October 2003, RRH sent a letter to Lee & Pemberton in respect of the transfer of 1 000 000 RRL shares[44]. It was recorded that "*...attach herewith certificate no. 00000900 for 1,000,000 (one million) Randgold Resources Limited shares, for pledging in terms of an agreement between Randgold and Mr. Paul Main...*" The letter was signed by Beale in her capacity as the group company secretary[45]. We could not locate the agreement referred to above between RRH and Main.

Share certificate number 00000900 appears to be one of seven new RRL share certificates issued after certificate number 746, representing 13 312 481 RRL shares, was split by Computershare Investor Services.

On 13 November, Beale on behalf of RRH, confirmed to Investec Mauritius that 1 000 000 ordinary shares in RRL had been transferred to Concerto Nominees, a Main related entity[46].

[44] Refer Exhibit 6.5.2
[45] Refer Exhibit 6.5.2
[46] Refer Exhibit 6.5.3

Although it appears that the pledge of the RRL shares were to facilitate the security to purchase the aircraft as mentioned below, they were also indications that the 2 000 000 RRL shares, held by Concerto, a Main related entity, was in respect of a proposed diamond concession transaction as was reflected in a document drafted by Meininghaus during April 2005[47].

11.5.2.2 *Contractual relationship relating to the acquisition of an aircraft between Main, JCI and REC*

It appears that Main, JCI and REC were contractually bound to an acquisition of a Lear 45 aircraft by International Fruit Marketing, through the securities as recorded in the agreement. It appears from a series of agreements that International Fruit Marketing purchased a Lear 45 aircraft during December 2003[48]. This acquisition was financed through a loan which International Fruit Marketing, a company incorporated with limited liability in accordance with the laws of Mauritius, entered into with RMB Mauritius Limited. It was recorded in the loan agreement that one of the suspensive conditions of the agreement was that International Fruit Marketing enter into a lease agreement with Friedshelf 366. It appears from statutory searches performed that Friedshelf 366 was incorporated on 22 September 2003 with Main and Douglas Gary Tullis listed as the directors. It was further recorded that Friedshelf 366 would enter into charter agreements with REC and JCI and that Friedshelf 366 would cede all its rights under these agreements as security in favour of RMB Mauritius.

Although we are awaiting confirmation, it appears that the aircraft was registered in South Africa as ZS-PDG to Friedshelf 366 on 9 February 2004.

Further evidence, indicating that both REC and JCI entered into charter agreements with Friedshelf 366, included the "*Cession and Pledge of Deposits Agreement*" and correspondence dated 2 June 2005 in which RB Kebble and Buitendag informed Main, in two separate letters, that neither REC nor JCI had any objection to Main selling the aircraft and that both the companies will cancel their respective lease agreements[49]. We could not find any signed "*Aircraft Lease Agreement*" between JCI, REC and Friedshelf 366[50].

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47 Refer Exhibit 6.5.7
48 Refer Exhibit 6.5.1, 6.5.4
49 Refer Exhibit 6.5.25
50 Refer Exhibit 6.5.26

It appears that, from the latter part of 2004, REC and JCI attempted to recover the 2 000 000 RRL shares from the control of Main. The evidence relating to these attempts and negotiations include the following:

- On 1 October 2004, RB Kebble and Main agreed that 600 000 of the RRL shares would have been kept as security for the use agreement on the aircraft and that the balance, 1 400 000 RRL shares, would have been returned after splitting the share certificates[51]. In addition, it was recorded that, as soon as the aircraft participation had been refinanced, Main would have released the remaining 600 000 shares. Both RB Kebble and Main signed the letter. Although the letter was on a JCI letterhead, it was not clearly defined whether the "*use agreement on the aircraft*" was in respect of JCI, REC, or both. We assume, based on the evidence mentioned *supra*, that the use agreement on the aircraft applied to both JCI and REC. We could not locate any resolution by either REC, or JCI, authorising RB Kebble to conclude the agreement contained in the letter mentioned *supra*;

- It appears from an unsigned letter, dated 25 November 2004, that Buitendag, in his personal capacity, confirmed discussions in respect of the settlement of the obligations in relation to the Lear 45 aircraft[52]. We noted from the letter that Buitendag created the impression that Main acted as an agent for them and not the principal of the transaction. It was recorded that "*...Certainly there would have been no other basis upon which shares were pledged to cover the deposit as well as the lease obligations...*";

- On 25 March 2005, Simoes advised Buitendag of the Concerto/JCI transaction[53]. It appears that the essence of the transaction, which were recorded in three agreements comprising a sale of aircraft agreement, a loan agreement and a share swop agreement, was for JCI to purchase the Lear 45 aircraft, and also to recover the 2 000 000 RRL shares from Concerto. We found no evidence indicating that these agreements were finalised and/or implemented;

[51] Refer Exhibit 6.5.5
[52] Refer Exhibit 6.5.17
[53] Refer Exhibit 6.5.6

- We noted that there were a series of correspondence from both REC and JCI to Global on 16 May 2005 and on 19 May 2005 respectively, requesting their assistance in obtaining the release of the 2 000 000 RRL shares. It appears that both Unterhalter and Koppel were involved in the negotiations for Global[54].

It appears from a certified copy of resolution by both REC and JCI that the 2 000 000 RRL shares were held by Investec Mauritius as security for a claim they had against Concerto[55]. It was recorded in the certified copies that Investec Mauritius was only prepared to release the shares on instruction of Concerto and payment being made to Investec Mauritius of US 2 800 000. It was further recorded that Concerto was not prepared to instruct Investec Mauritius to release the shares unless JCI and REC made payment to Investec Mauritius of US 2 800 000 and had lent to Chartered Investments, a Concerto related entity, the amount of US 4 000 000. The resolutions were certified true copies by Beale.

The letters, dated 19 May 2005, were updated versions of the letters dated 16 May 2005 and the following were *inter alia* recorded[56]:

- REC was the beneficial owner of the 2 000 000 RRL shares;
- Shares were at the time held by Investec Mauritius as security for a claim they had against Concerto;
- Investec Mauritius was only prepared to release the shares on instruction by Concerto and payment of US2 800 000 being made to Investec Mauritius;
- Concerto was not prepared to instruct Investec Mauritius to release the shares unless JCI made payment to Investec Mauritius in the amount of US2 800 000, and lend to Chartered Investments, a Concerto related entity, an amount of US4 000 000;
- REC, JCI and Discus, a wholly owned subsidiary of JCI, confirmed the arrangements made by Global and confirmed *inter alia* the following:

54 Refer Exhibits 6.5.8, 6.5.10, 6.5.11, 6.5.13, 6.5.15
55 Refer Exhibits 6.5.8, 6.5.9, 6.5.12, 6.5.14
56 Refer Exhibit 6.5.13 and 6.5.15

- Global had procured a loan for Discuss in the amount of US4 000 000; and

- Discus had entered into a loan agreement with Chartered Investments in terms whereof Discus lent Chartered Investments an amount of US4 000 000.

The letters were all signed by Buitendag and Beale, representing REC and JCI, and by Gray on behalf of TSEC.

- On 31 May 2005, Main undertook to arrange and/or procure the delivery of 550 000 RRL shares within six months after the date of the letter[57]. By implication, this meant that he was only prepared to release or instruct the release of 1 450 000 of the 2 000 000 RRL shares. These changes were confirmed in a JCI resolution dated 1 June 2005, which was signed by Beale.

- In a letter, dated 1 June 2005, which replaced the letters from JCI and REC of 19 May 2005, the following were recorded[58]:

  - REC was the beneficial owner of the 2 000 000 RRL shares;

  - Investec Mauritius and HSBC held 1 450 000 RRL shares as security for a claim against Concerto. Investec Mauritius was only prepared to release the shares on instruction of Concerto and upon receipt of payment of US2 800 000. HSBC was only prepared to release the shares on instruction of Concerto and upon receipt of payment in the amount of US3 600 000;

  - Concerto was not prepared to instruct Investec Mauritius and HSBC to release the 1 450 000 RRL shares unless JCI made or arranged to make payment to Investec Mauritius and lend or arranged a loan of US3 600 000 to Chartered Investments;

  - Main had undertaken to deliver to JCI the 550 000 remaining shares within six months from 31 May 2005;

57 Refer Exhibit 6.5.22
58 Refer Exhibit 6.5. 23 and 6.5.24

- Global had procured funding for Discuss who, in turn, funded the loan to Chartered Investments and other payments to be made by Discuss as recorded in this letter. The amount of US 4 000 000 was deposited in trust for this purpose; and

- It was recorded that all the actions and agreements recorded in this document had been approved and ratified by the boards of directors of REC, JCI and Discus. The document was signed by Buitendag and RB Kebble, on behalf of REC and JCI, and by Gray on behalf of T-Sec.

- On 2 June 2005, both Buitendag and RB Kebble notified Concerto that, after and subject to the release and delivery of the shares, they would regard the payment of US2 800 000 as payment of outstanding sums due by JCI to Concerto[59]. In addition, they informed Main that they do not have any objection to him selling the aircraft[60].

11.5.2.3 *Payment in the amount of US2 800 000 to Investec Mauritius*

We noted from a series of e-mails that Beale informed Jane Flegg from Grange Consulting that Weston Investments would have received US2 800 000[61]. It was recorded that, as soon as Jane Flegg received the funds she had to contact Stratton and Gray, where after she had to transfer it to the account of Coutts & Co, which appears to be the account of Lee & Pembertons attorneys.

On 27 May 2005, Beale informed Jane Flegg that the Weston Investments bank account would not receive any funds. The series of e-mails were copied to Stratton, Gray Lamprecht, Buitendag and Steenkamp[62].

On 27 May 2005, Stratton, as a director of Continental, authorised Steenkamp of T-Sec to transfer R18 083 578.57 from the Continental trading account number 0657379 at T-Sec, to Coutts & Co. T-Sec sold 75 500 000 JCI shares on 20 May 2005 from the Continental trading account, which raised the R18 083 578.57[63]. On 31 May 2005, T-Sec transferred the R18 083 578.57 to Coutts & Co[64].

59 Refer Exhibits 6.5.27, and 6.5.28
60 Refer Exhibit 6.5.26
61 Refer Exhibits 6.5.16
62 Refer Exhibit 6.5.16
63 Refer Exhibit 6.5.21
64 Refer Exhibits 6.5.32 and 6.5.39

We noted in a Continental income tax schedule captioned *"STATEMENT OF MOVEMENT OF EQUITIES SOLD DURING THE TAX YEAR"* for the year ending February 2005, the movement of JCI shares through the account of Continental[65]. The schedule recorded four transactions illustrated *infra*:

Date acquired	Date disposed of	Movement	Sale proceeds R	Balance of shares
Balance brought forward				56 027 698
20 May 2005		32 598 578		88 626 276
	20 May 2005	75 500 000	18 120 000	13 126 276
	02 June 2005	5 000 000	1 350 000	8 126 276
21 June 2005		52 758 822		60 885 098

We noted that the transfer of 32 598 578 JCI shares was made from trading account number 691493 at T-Sec in the name of Beachcove on instruction of Beale[66]. The other transfer of 52 758 822 was made from trading account number 954487 at T-Sec in the name of Morgate[67].

It appears that the transfer of the 52 758 822 JCI shares were part of the newly issued 98 million JCI shares to Morgate in terms of an agreement relating to the transfer of JCI's interest in Boschendal[68]. Of these issued shares, 52 758 822 shares were transferred to Continental to replace some of the shares used to raise the funds which were paid to Coutts & Co.

The 32 598 578 JCI shares were transferred from Beachcove to Continental on 20 May 2005 as mentioned above[69]. However, on 27 June 2007, Buitendag instructed Beale to transfer 32 598 578 of the 98 million JCI shares issued in terms of the Boschendal transaction to Aculsha, instead of back to the Beachcove trading account at T-Sec[70]. Therefore, it appears that the 32 598 578 JCI shares sold in the Continental trading account were also effectively replaced with the portion of the 98 000 000 newly issued JCI shares[71].

65 Refer Exhibit 6.5.35
66 Refer Exhibits 6.5.35
67 Refer Exhibits 6.3.33 and 6.3.35
68 Refer Exhibit 6.5.34
69 Refer Exhibit 6.3.37
70 Refer Exhibits 6.5.34, 6.5.38
71 Refer Exhibit 6.5.38

11.5.2.4 The Discus Loan

As mentioned above, Global procured a loan for Discus in the amount of US4 000 000. This amount was apparently placed in trust with Lee & Pembertons. It is not clear who provided the funding to Discus[72].

On 6 June 2005, Discus a wholly owned subsidiary of JCI IOM, Chartered Investments, Chartered Holdings and Concerto entered into a loan agreement in which Discus made available to Chartered Investments the amount of US3 615 000[73].

Although we did not locate the loan agreement between Discus and the party who funded the US4 000 000 assuming that Discus needed fund its loan to Chartered Investments[74], we noted in the minutes of an informal joint meeting of the directors of JCI and REC, held on 11 January 2006, that Koppel of Global confirmed that US4 000 000 was owed to him[75].

11.5.2.5 Transfer of RRL shares

It appears that 1 100 000 RRL shares were transferred to REC. The balance of 900 000 RRL shares appears to be under the control of Main.

11.5.3 Implications

From the evidence, viewed by us, it appears that the 1 000 000 RRL shares (pre split) were transferred to Main, apparently as security in respect of an agreement between REC and Main.

It appears that Main and related entities were involved in the acquisition of a Lear 45 aircraft and both JCI and REC were linked to the transaction through their respective charter agreements with Friedshelf 366.

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72 Refer Exhibit 18
73 Refer Exhibits 6.5.29, 6.5.30, 6.5.31
74 Refer Exhibits 6.5.18, 6.5.19, 6.5.20
75 Refer Exhibit 6.5.36

During May 2005, JCI and REC requested Global to assist the companies to negotiate the release of the 2 000 000 RRL shares (post split) from Concerto. It transpired that REC was the beneficial owner of the 2 000 000 RRL shares. However, Investec Mauritius and HSBC held 1 450 000 of the 2 000 000 RRL shares as security for a claim against Concerto, and were only prepared to release the shares on instruction of Concerto and upon receipt of payment of the amount owed by Concerto Nominees.

Main undertook to instruct both Investec Mauritius and HSBC to release the 1 450 000 of the 2 000 000 RRL shares upon payment of US2 800 000 to Investec Mauritius and after receiving a loan of US3 600 000. Main confirmed that he would deliver the balance of the shares within six months from 31 May 2005.

JCI caused the funding of the payment through Continental in the amount of R18 083 578.57 for the release of the 1 100 000 RRL shares to REC. Furthermore, Discus a wholly owned subsidiary JCI secured a loan of US 4 000 000 to be able to provide a loan to Chartered Investments. Despite JCI performing according to the undertakings made by JCI and REC, it appears that only 1 100 000 RRL shares were delivered to REC. Hence, it appears that JCI shareholders were diluted to fund the payment to Investec Mauritius to effectively have the RRL shares released. However, this does not affect the assets and liabilities of JCI.

11.6 Proceeds from the sale of 152 481 RRL shares

11.6.1 Background

The background to the 152 481 RRL shares sold vests in the fact that Durlacher received certificate number 906 for 952 481 RRL shares on 3 April 2002. This was confirmed in correspondence between RAR Kebble and Computershare Investor Services, Channel Islands. Besides this, the REC claim document does not record anything else against which this claim can be considered.

11.6.2 The transaction

The directors of REC passed a resolution on 28 March 2002, resolving that the directors of RRH be authorised to lend and register 952 481 RRL shares in the name of Durlacher for a period of six months from 1 April 2002. It was further resolved that a scrip lending agreement should be entered into with Durlacher, or with its subsidiary, Kemonshey[76].

The scrip lending agreement was made between RRH and Kemonshey for the loan of 952 481 RRL shares to Kemonshey with a termination date of 30 September 2002[77].

RAR Kebble instructed Computershare Investor Services, Channel Islands, in a letter dated 3 April 2002, that the certificate for 952 481 RRL shares must be registered in the name of Durlacher[78]. In a letter, dated 4 April 2002, RAR Kebble requested Computershare Investor Services, Channel Islands, to confirm to John Daniels of Durlacher that they have a certificate for the 952 481 shares in Durlacher's name[79].

The RRL share certificate number 906 recorded that Durlacher was the holder of 952 481 RRL shares on 3 April 2002[80]. A computer screen dump printout of the RRL share register, kept by Computershare Investor Services, also confirmed that Durlacher held 952 481 RRL shares on 3 April 2002[81].

Three addendums to the scrip lending agreement between RRH and Kemonshey were made and signed. The agreements extended the termination date of the scrip loan as follows:

- Addendum number 1 – extention to 30 April 2003[82];
- Addendum number 2 – extention to 30 June 2003[83]; and
- Addendum number 3 - extention to 31 December 2003[84].

76 Refer Exhibit 6.6.1
77 Refer Exhibit 6.6.2
78 Refer Exhibit 6.6.3
79 Refer Exhibit 6.6.5
80 Refer Exhibit 6.6.4
81 Refer Exhibit 6.6.14
82 Refer Exhibit 6.6.7
83 Refer Exhibit 6.6.8
84 Refer Exhibit 6.6.9

In a letter, dated 6 August 2003 and addressed to REC for the attention of RB Kebble, Stratton, as "*Registered Agent*" of Kemonshey, indicated that Kemonshey sought a variation to the agreement by offering 3 000 000 WAR shares in full and final settlement of all their obligations[85]. RB Kebble replied to Kemonshey in a letter, dated 28 August 2003, that they require a further 300 000 WAR shares for a total of 3 300 000 WAR shares to achieve a value equal to 952 481 RRL shares[86].

The latter was accepted by Kemonshey in a letter, dated 3 September 2003, and an agreement to this effect was drafted between REC and Kemonshey[87]. The agreement indicated the closing date as 14 days after signature of the agreement. This agreement was signed by RB Kebble on 9 December 2003 in Johannesburg and a representative of Kemonshey on 23 December 2003 in Gibraltar[88].

A reconciliation performed by T-Sec on the Wolwekloof Investments trading account number 654780, held at T-Sec, indicated that 152 481 RRL shares were sold in the account on 14 June 2002[89]. According to Van Zyl, the Wolwekloof trading account was opened by RAR Kebble and the proceeds of the sale of the 152 481 RRL shares were transferred to an ABSA private bank account that belongs to RAR Kebble[90].

11.6.3 Implications of the transaction

Of the 952 481 RRL shares registered in the name of Durlacher, 152 481 RRL shares were sold in the Wolwekloof trading account held at T-Sec. The balance of 800 000 RRL shares were sold in the New Heights 120 trading account at T-Sec, as discussed at Annexure H. The proceeds of the 152 481 RRL shares were transferred to an ABSA bank account of RAR Kebble.

85 Refer Exhibit 6.6.10
86 Refer Exhibit 6.6.11
87 Refer Exhibits 6.6.12 and 6.6.13
88 Refer Exhibit 6.6.13
89 Refer Exhibit 6.6.15
90 Refer Exhibit 6.6.16

It is recorded in the REC claim that the ABSA bank account, account number 16, to which the proceeds were transferred, had an overdraft facility of R16 million. The ABSA bank accounts, allegedly used by CMMS, were accounts opened by RAR Kebble. From the ABSA accounts, RAR Kebble funded loans to CMMS. CMMS, however, was not the only recipient of the funds from these accounts. The accounts were therefore not used by CMMS as set out in Annexure FB, a letter addressed to Gray in respect of RAR Kebble's ABSA bank accounts number 18 and 20.

11.7 Credit of R292 800 152 granted to CMMS

The REC claim document records a credit to CMMS of some R292 800 152, apparently in respect of the sale of 2 181 000 RRL shares of RRH having been sold. This translates to an average price per share of R134.25, which does not reflect the basis used by REC of computing the claim against JCI. There is thus an inconsistency in the manner in which the REC claim against JCI was computed in that, when REC claims against JCI, the highest share price of RRL shares since April 2002 to the date of the claim was used, whilst, when credit was given to JCI, it appears that the actual price at which the shares were sold, was used. The principles used in this item of the claim document are thus not consistent with the balance of the items in the claim document. Nothing however turns on this point, as is evident from what follows, although this point illustrates the lack of consistency in computing of the REC claim.

Over and above the point raised in the preceding paragraph, it appears that this so called credit is derived from the entries in the books of account of REC where, when RRL shares were sold and the proceeds of such sales were transferred to CMMS or JCI, the accountants of REC debited JCI or CMMS in the books of account of REC. This aspect relates to the accounting treatment of substantive transactions and bears no relation to the substantive claims subject to mediation. It is a confusing of two concepts, on the one hand the substantive claims emanating from actual transactions performed, and on the other hand the presentation thereof in the books of account of REC. Including the latter aspect into the claim document is irrelevant to the actual claim as between the companies. The manner in which a transaction is presented in the books of account is merely a representation of the transaction itself and not the substantive transaction.

This item should therefore not be part of that which the mediators would be assessing as it is not a transaction. Similarly, those entries in the books of account of JCI and/or CMMS should also not be part of the mediation process.

11.8 Proceeds from the sale of 3 000 000 DRD and 800 000 RRL shares

11.8.1 Background

In the REC claim, it is recorded that 3 000 000 DRD shares and 800 000 RRL shares, of which REC was the beneficial owner, were misappropriated and that proceeds of the sale of these shares were utilised to raised funds of R155 million to meet the underwriting loan commitments of BNC and Investage of R85 million and R70 million respectively.

The 3 000 000 DRD shares were dematerialised in the PB Bawden trading account at T-Sec, and the 800 000 RRL shares were sold through a trading account at T-Sec.

11.8.2 The transaction

11.8.2.1 800 000 RRL shares

The 800 000 RRL shares sold in the New Heights 120 trading account at T-Sec, comprised the balance of RRL shares that Durlacher obtained per certificate 906, on 3 April 2002, totalling 952 481 RRL shares as discussed in paragraph 11.6 *supra*.

The 800 000 RRL shares were sold in the New Heights 120 trading account on 5 April 2002 and the proceeds, aggregation R54 115 088.39, were transferred to the trust account of Mallinicks Attorneys, held at FNB on 8 April 2004[91].

[91] Refer Annexure PPP

11.8.2.2 3 000 000 DRD shares

Pearcey stated in his affidavit in the application of REC and BNC that REC held 3 000 000 DRD shares through a nominee called Goudstad Nominees and that these shares were sold in the PB Bawden trading account[92]. We were however unable to obtain evidence that the 3 000 000 DRD share certificate, registered in the name of Goudstad Nominees, was an asset of REC.

We obtained correspondence and other documentation indicating that REC obtained 3 000 000 DRD shares from CMMS during 1999[93]. Two DRD share certificates, namely certificate 9719 for 2 000 000 DRD shares and certificate 9720 for 1 000 000 DRD shares were transferred to REC during March 1999[94]. A new certificate number 13114 for 3 000 000 DRD shares were registered in the name of REC[95]. These shares were however sold into the market between 30 June 1999 and 19 November 1999[96]. Due to the change in the accounting system at REC and CMMS, we were unable to determine if CMMS received payment from REC for the 3 000 000 DRD shares.

The 3 000 000 DRD shares which REC obtained form CMMS and which were registered in certificate number 13114, were sold into the market between 30 June 1999 and 19 November 1999[97].

The Goudstad Nominees held DRD share certificate number 27786 for 3 000 000 DRD shares, which was dematerialised in the PB Bawden trading account, was re-materialised in certificate form on 10 December 2001[98]. The certificate was transferred to Tradek Balderson Nominees on 8 February 2002 and a new certificate number 28074 was issued[99]. The DRD share certificate number 28704 for 3 000 000 DRD shares was dematerialised on 12 February 2002 in the PB Bawden trading account at T-Sec[100].

92 Refer Exhibit 6.8.15
93 Refer Exhibit 6.8.1
94 Refer Exhibits 6.8.2 and 6.8.3
95 Refer Exhibit 6.8.4
96 Refer Exhibit 6.8.24
97 Refer Exhibit 6.8.24
98 Refer Exhibit 6.8.22
99 Refer Exhibit 6.8.23
100 Refer Annexure QQQ

Certificate number 27786 in the name of Goudstad Nominees was delivered from SocGen London to SocGen Johannesburg for the account of RAR Kebble. The physical certificate was delivered to the office of RAR Kebble and his secretary signed receipt for the delivery[101].

The certificate was handed to Beale who instructed T-Sec to accept the shares and to dematerialise the shares in her PB Bawden trading account.

On the instruction of Beale, 2 359 376 DRD shares were sold in the PB Bawden trading account and proceeds of R70 363 226.68 were raised[102]. 540 624 DRD shares were transferred to the New Heights 120 trading account where it were sold and proceeds of R16 670 852.63 were raised[103]. R16 086 786.97 of such proceeds was transferred from the New Heights 120 trading account to the PB Bawden trading account[104]. The balance of R584 065.66 of the proceeds raised in the New Height 120 trading account was transferred to the RAR Kebble ABSA bank account on 26 February 2002[105].

The remaining balance of 100 000 DRD shares were transferred from the PB Bawden trading account to the Hothouse Investments trading account at T-Sec[106]. The 100 000 DRD shares that were transferred to the Hothouse Investments trading account were again transferred to a trading account held at Rice Rinaldi on 6 March 2006[107].

The aggregate proceeds of R86 450 013.65, raised in the PB Bawden trading account from the dematerialised sale of the DRD shares, were transferred from that trading account to[108]:

Date	Description	Amount R
18 February 2002	Frankel Consulting Nedbank account number 1426000170	27 986 984.00
25 February 2002	RAR Kebble ABSA account 4053853779	58 463 029.65
Total		**86 450 013.65**

101 Refer Exhibit 6.8.7
102 Refer Annexure QQQ
103 Refer Annexure PPP
104 Refer Annexures QQQ and PPP
105 Refer Annexure PPP
106 Refer Annexure QQQ
107 Refer Exhibit 6.8.25 and Annexure QQQ
108 Refer Annexure QQQ

The aggregate proceeds transferred from the PB Bawden trading account include the proceeds of R70 363 226.68 from the sale of the DRD shares in the PB Bawden trading account, as well as the proceeds of R16 086 786.97 that was raised from the sale of the DRD shares in the New Heights 120 trading account and transferred to the PB Bawden trading account.

We were unable to obtain any evidence to indicate that the 3 000 000 DRD shares which were dematerialised and sold in the PB Bawden trading account were in fact misappropriated REC assets.

The sale of 2 900 000 DRD shares in the PB Bawden and New Heights 120 trading accounts, raised proceeds of R87 034 079.31. Of these, the amount of R27 986 984 was transferred to Frankel Consulting for the account of RAR Kebble. RAR Kebble received R59 047 095.31 in his ABSA account.

It is recorded in the REC claim that the R155 million that BNC and Investage raised to meet their underwriting loan commitments was funded with the misappropriation if 3 000 000 DRD shares and 952 481 RRL shares.

The 2 900 000 DRD shares sold, raised proceeds of R87 034 079.31 (paid to Frankel Consulting and RAR Kebble) whilst the RRL shares raised proceeds of R54 115 088.39 from 800 000 RRL's (paid to Mallinicks) and R10 211 008.35 for 152 481 RRL's (paid to RAR Kebble)[109].

The aggregate of these proceeds is R151 360 176.05.

We obtained an explanation from Tabacks in respect of how the R155 million was raised. This explanation is included in our exhibits. The explanation however does not show any evidence or indication of the origin of the 3 000 000 DRD shares re-materialised to form the Goudstad Nominee certificate number 27786[110].

11.8.3 The underwriting loans provided to JCI by BNC

On 2 September 2002, JCI Limited issued some 188 713 570 ordinary listed shares in the issued share capital of JCI Limited to BNC in settlement of a loan of some R85 million due to BNC by JCI Limited.

---

[109] Refer Annexures QQQ and PPP
[110] Refer Annexures QQQ, RRR and SSS and Exhibit 6.8.25

BNC was incorporated on 27 June 1996 as Alibiprops 13 (Pty) Limited with registration number 1996/008143/07 and subsequently had its name changed to BNC. RB Kebble and RAR Kebble were the directors of this company. This company was a representative of the interest of the Kebble family in JCI Limited.

It appears that, when JCI Limited wanted to acquire JCI Gold during 2002, the acquisition was to have been funded by means of a renounceable rights offer, underwritten by BNC and Investage, who provided underwriting loans to JCI Limited. These loans were repaid by means of the issuing of JCI Limited shares to BNC and Investage.

On 3 April 2002, a loan agreement was entered into by JCI Limited, on the one part, and by BNC, on the other part. The agreement was signed by Buitendag, on behalf of JCI Limited, and by RB Kebble, on behalf of BNC[111].

The loan agreement recorded that JCI Limited required to borrow R155 million to enable it to pay the cash portion due to the participants in a scheme of arrangement for purposes of acquiring the entire issued share capital in JCI Gold. For such purposes, the parties agreed that BNC would lend R85 million to JCI Limited. This loan had to be repaid in cash and, in so far as there being a balance left between the amount of the loan and the rights offer proceeds, such balance would be repaid with JCI Limited shares, calculated by dividing the balance to be paid by R0.45.

We noted that the rights offer was not fully subscribed for.

We noticed a further agreement, styled an underwriting agreement by and between BNC, on the one part, and JCI Limited, on the other part. The agreement was signed on 11 June 2002, by Buitendag, on behalf of JCI Limited, and by RB Kebble, on behalf of BNC. The purpose of this agreement was merely to change the loan agreement into a proper underwriting agreement in that BNC committed itself to taking up the shares offered in the rights offer, which have not being taken up in the rights offer by JCI Limited[112].

For purposes of executing the scheme of arrangement, a JCI scheme account number 62036044494 was opened with FNB. On 15 July 2002, R156 470 773.32 was deposited into this account by Corpcapital Bank.

[111] Refer Exhibit 6.8.9
[112] Refer Exhibit 6.8.11

Journal 1450 was processed in the ledger of JCI Limited, recording the receipt into the scheme bank account in the following manner[113]:

- Debit bank with reference to the JCI Gold scheme of arrangement with R156 470 773.32;
- Credit BNC with R85 million;
- Credit Investage with R70 000 000; and
- Credit sundry creditors with R1 270 773.32.

The journal carried the following narration:

"Proceeds from loans i.t.o. undertaking"

JCI Limited has received value for the shares issued, in that cash was received as per the loan agreements.

The shares, issued to BNC, equate to the repayment of R84 921 107, when the agreed rate of R0.45, per the loan agreement is applied, probably due thereto that the rights issue was not fully subscribed for.

11.8.4 The underwriting loans provided to JCI by Investage

On 2 September 2002, JCI Limited issued some 155 411 176 ordinary listed shares in the issued share capital of JCI Limited to Investage in settlement of a loan of some R70 million due to Investage by JCI Limited.

Investage was incorporated on 14 August 2001 with registration number 2001/019101/07. Cornwall and Poole were the directors of this company. This company was a representative of the interest of Cornwall in JCI Limited.

It appears that, when JCI Limited wanted to acquire JCI Gold Limited during 2002, the acquisition was to have been funded by means of a renounceable rights offer, underwritten by BNC and Investage, who provided underwriting loans to JCI Limited. These loans were repaid by means of the issuing of JCI Limited shares to BNC and Investage.

[113] Refer Exhibit 6.8.13

On 3 April 2002, a loan agreement was entered into by JCI Limited, on the one part, and by Investage, on the other part. The agreement was signed by Buitendag, on behalf of JCI Limited, and by Cornwall, on behalf of Investage[114].

The loan agreement recorded that JCI Limited required to borrow R155 million to enable it to pay the cash portion due to the participants in a scheme of arrangement for purposes of acquiring the entire issued share capital in JCI Gold Limited. For such purposes, the parties agreed that Investage would lend R70 million to JCI Limited. This loan had to be repaid in cash and, in so far as there being a balance left between the amount of the loan and the rights offer proceeds, such balance would be repaid with JCI Limited shares, calculated by dividing the balance to be paid by R0.45.

We noted that the rights offer was not fully subscribed for.

We noticed a further agreement, styled an underwriting agreement by and between Investage, on the one part, and JCI Limited, on the other part. The agreement was signed on 12 June 2002, by Buitendag, on behalf of JCI Limited, and by Cornwall, on behalf of Investage. The purpose of this agreement was merely to change the loan agreement into a proper underwriting agreement in that Investage committed itself to taking up the shares offered in the rights offer, which have not being taken up in the rights offer by JCI Limited[115].

For purposes of executing the scheme of arrangement, a JCI Gold scheme account number 62036044494 was opened with FNB. On 15 July 2002, R156 470 773.32 was deposited into this account by Corpcapital Bank.

Journal 1450 was processed in the ledger of JCI Limited, recording the receipt into the scheme bank account in the following manner[116]:

- Debit bank with reference to the JCI Gold scheme of arrangement with R156 470 773.32;
- Credit BNC with R85 million;
- Credit Investage with R70 000 000; and

---

[114] Refer Exhibit 6.8.10
[115] Refer Exhibit 6.8.12
[116] Refer Exhibit 6.8.13

- Credit Sundry creditors with R1 270 773.32.

The journal carried the following narration:

"Proceeds *from loans i.t.o. undertaking"*

11.8.5 Implications of the transaction

We were unable to obtain evidence that the 3 000 000 DRD shares, re-materialised to form the Goudstad Nominees certificate number 27786, originated from DRD shares that REC was the beneficial owner of. The amount of R27 million from the proceeds of the DRD shares sold in the PB Bawden trading account was utilised to settle a debt of RB Kebble at SocGen.

The balance of the proceeds was transferred to bank accounts held by RAR Kebble.

The 800 000 RRL shares sold in the New Heights 120 trading account was in the name of Durlacher. The proceeds of the sale of theses shares were transferred to the Mallinicks trust account. According to Tabacks the proceeds was again transferred to CorpCap to form part of the funding of BNC and Investage.

Over and above the evidentiary difficulties with the basis of the REC claim, mentioned above, it is further evident that BNC and Investage lent funds to JCI, which loans were repaid to BNC and Investage by JCI. Hence we fail to find any evidence indicating indebtedness to REC in respect of REC assets having been liquidated and the proceeds having been transferred to BNC and Investage, even if it can be proved that REC owned the DRD shares that REC claim were sold to fund BNC and Investage.

11.9 Receipt of three million REC shares by JCI/CMMS from Equitant

11.9.1 Background

The background of the transaction in which 8.8 million REC shares were transferred to Equitant and in which REC claims R97 350 000 from JCI is vested in what is referred to as the Phikoloso transaction. As we understand the claim of REC, formulated by Umbono, REC has a claim against JCI because some of the REC shares, issued to Equitant in pursuance of the execution of the Phikoloso transaction, were transferred to the Consolidated Investments trading account of CMMS at T-Sec.

Our understanding of the Phikoloso transaction, in summary, is that Equitant was a subsidiary of Phikoloso and that Viking Pony was a wholly owned subsidiary of Equitant at the time of the transaction[117]. In terms of the Phikoloso transaction, REC issued 8.8 million REC shares to Equitant against which Equitant transferred all the shares it held in Viking Pony to REC. As we understand it, the underlying value of Viking Pony vested in certain listed securities which Viking Pony ostensibly held and which Umbono found was not the case. In addition, Viking Pony would also have held 75% of the issued share capital in Kabusha, who in turn would have held 23 million Aflease shares. As Umbono found, and as is evident from Annexure L, these shares in Kabusha were not issued to Viking Pony. Furthermore, Kabusha had to purchase the 23 million Aflease shares from Benoryn and had to borrow money to do so. We have indicated at Annexure L that, from that perspective, the Phikoloso transaction, in so far as it relates to the acquisition of Kabusha, was flawed as REC issued shares to Equitant for an asset which would have been balanced with the obligation to repay the funds to be borrowed for purposes of buying the Aflease shares with, hence having no net asset value at the time of the transaction.

In this section, we set out the evidence relevant to two separate transactions and consider the implications of such evidence to the claim made by REC. Relevant documents are referred to at annexure JA.

11.9.2 The Transaction

11.9.2.1 Transfer of 3 000 000 REC shares from Equitant

It was recorded in a resolution by the directors of JCI Limited, dated 27 November 2003, that the secretary reported that JCI entered into a scrip lending agreement with Equitant, in terms whereof JCI borrowed 3 000 000 REC shares from Equitant[118].

It is evident from a scrip lending agreement, dated 27 November 2003, that Equitant lent to JCI 3 000 000 REC shares[119]. The effective date of the agreement was 27 November 2003 with the repayment date recorded as 30 April 2004. The scrip lending fee was recorded as *"....the equivalent of 1% per month of the value of the loaned securities based on a price of R35.00 per share ...."*. It was recorded that the securities should remain the property of Equitant. We could only locate a copy of the agreement signed by Buitendag on behalf of JCI.

[117] Refer Exhibits 6.9.3, 6.9.4, 6.9.5, 6.9.6, 6.9.7, 6.9.8, 6.9.9 and 6.9.10
[118] Refer Exhibit 6.9.11 and 6.9.13
[119] Refer Exhibit 6.9.12

Furthermore, we located an addendum to the scrip lending agreement mentioned above between Equitant and JCI[120]. The termination date of the agreement was amended from 31 April 2004 to 30 April 2006. The addendum was signed on 30 April 2004 by both Ncwana, on behalf of Equitant, and by Buitendag, on behalf of JCI.

On 28 November 2003, Beale instructed Van Zyl to transfer 3 000 000 REC shares out of account number 0671982, the Equitant trading account at T-Sec, to Consilium Capital, account number 199208 or Letseng Diamonds[121]. It was recorded in the instructions that there were no changes in beneficial ownership of the shares and that the 3 000 000 shares would be pledged to Letseng.

On 1 December 2003, 3 000 000 REC shares were transferred from account number 669465, the trading account of Equitant, to account number 199208, the trading account of Letseng Diamonds held at Consilium Capital[122].

It appears that JCI pledged the 3 000 000 REC shares to Letseng Diamonds in terms of an agreement entered into between JCI and Letseng on 27 November 2003. It was recorded in this agreement that JCI signed an acknowledgement of debt to Letseng on 6 December 2002 in the principle sum of US$6 500 000[123].

It appears that JCI did not pay to Equitant the monthly scrip lending fee as recorded in the agreement mentioned above.

11.9.2.2 Transfer of 300 000 REC shares from Equitant

On 22 January 2004, 300 000 REC shares were transferred from account number 0671982 the Equitant trading account at T-Sec to account number 648410, the Consolidated Investments trading account, which was the trading account used by CMMS at T-Sec[124].

[120] Refer Exhibit 6.9.19
[121] Refer Exhibit 6.9.17
[122] Refer Exhibit 6.9.16 and 6.9.21
[123] Refer Exhibit 6.9.1, 6.9.2, 6.9.14, 6.9.15, 6.9.20
[124] Refer Exhibit 9.2.21

The only evidence that we could locate relating to the instruction to T-Sec to transfer the 300 000 REC shares to Consolidated Investments, is a handwritten note made by T-Sec[125]. the following was recorded, *"more 300,000 RNG to Acc 648410 as per George Poole on ext 370 – 1905 at 156h25 …."*[126]. Furthermore, it was recorded in schedules, prepared by T-Sec, that the shares were to be sold for top-up collateral to the stock lender.

11.9.3 Implications

Equitant received 8 800 000 REC shares on 9 January 2003 in terms of an agreement with REC. JCI was not a party to this agreement.

JCI borrowed 3 000 000 REC shares from Equitant and these were pledged to Letseng. Equitant is still the owner of the shares as ownership was never transferred.

There is no contractual relationship between CMMS and REC in respect of the 300 000 REC shares transferred from Equitant to the CMMS trading account. We found no evidence in respect of the abovementioned transfers indicating that such transfers had an effect on the assets and liabilities of REC.

11.10 Receipt of 1 600 000 REC shares by CMMS from Paradigm Shift CC

11.10.1 Background

The background of the transaction in which 8.8 million REC shares were transferred to Equitant and 3 088 000 RGE shares were transferred to a Paradigm Shift trading account whereupon 1 600 000 REC shares were transferred to CMMS in which REC claims R47 200 000 from JCI, is vested in what is referred to as the Phikoloso transaction. The broad structure of the Phikoloso transaction is described at Paragraph 11.9[127].

In this section, we set out the evidence relevant to two separate transactions and consider the implications of such evidence to the claim made by REC. Relevant documents are referred to at annexure KA.

---

125 Refer Exhibit 6.9.18
126 Refer Exhibit 6.9.18
127 Refer Exhibits 6.10.1, 6.10.2, 6.10.3, 6.10.4, 6.10.5, 6.10.6 and 6.10.9

11.10.2 The Transaction

On 4 September 2003, Beale instructed van Zyl to transfer 1 800 000 REC shares from account number 671982, the trading account of Equitant at T-Sec to account number 692343, the Paradigm Shift trading account at T-Sec[128]. The 1 800 000 shares were transferred as per the instruction as referred to above.

On 24 October 2003, Poole instructed van Zyl to transfer 600 000 REC shares from the Paradigm Shift account to the trading account of CMC at Computershare[129]. It was recorded that there were no change in ownership of the shares. The shares were transferred to the trading account of CMC on 27 October 2003.

On 27 October 2003, Poole instructed van Zyl to transfer 1 000 000 REC shares from the Paradigm Shift trading account at T-Sec to the trading account of Consolidated Investments, the trading account used at T-Sec by CMMS[130]. The shares were transferred according to the instruction as mentioned above.

There appears to be no contractual relationship between CMMS and REC in respect of the shares transferred to CMMS and its subsidiaries.

11.10.3 Implications

Equitant received 8 800 000 REC shares on 9 January 2003 in terms of an agreement with REC. JCI was not a party to this agreement.

There appears to be no contractual relationship between CMMS and REC in respect of the transfer of the 1 600 000 REC shares transferred from Equitant to Paradigm Shift and then transferred for the benefit of CMMS. We found no evidence in respect of the above mentioned transfers indicating that such transfers had an effect on the assets and liabilities of REC.

[128] Refer Exhibit 6.10.7 and 6.10.8 and 6.10.9
[129] Refer Exhibit 6.10.10
[130] Refer Exhibit 6.10.11

11.11 8 100 000 Aflease shares transferred to REC from Kabusha

11.11.1 Background

The background of the transaction in which 8.1 million Aflease shares were transferred to REC and in respect of which REC claims R95 499 000 from JCI is vested in what is commonly referred to as the Phikoloso transaction. The broad structure of the Phikoloso transaction is described at paragraph 11.9.

The part of the Phikoloso transaction that is relevant to the issue dealt with in this section concerns the purchase by Viking Pony of 75% of the issued share capital of Kabusha, Viking Pony having become a wholly owned subsidiary of REC as a result of the Phikoloso transaction. In turn, Kabusha had to purchase 23 million Aflease shares from Benoryn to create the value in the transaction.

In so far as the treatment of the 8.1 million Aflease shares are concerned, it is noteworthy from the terms of the Phikoloso transaction that REC would have issued 8.8 million REC shares to Equitant for, amongst others, the purchase of 75% of the issued share capital of Kabusha, who was supposed to have 23 million Aflease shares as its asset, which it did not have at the time of issuing the REC shares to Equitant. It thus follows that, at that stage, at least part of the REC shares issued would not have been matched to an underlying asset, which of course has a dilutory effect on the value of then existing REC shareholders' shares. The underlying value could only be established if and when Kabusha purchased the Aflease shares, which needed to be funded as Kabusha appears not to have had the assets with which to fund the purchase of the Aflease shares from Benoryn. Should that funding have been provided by REC as a loan to Kabusha, it would not have mitigated the dilutory effect of this part of the transaction.

In this section, we set out the evidence relevant to this transaction and consider the implications of such evidence to the claim made by REC. Relevant documents are referred to at annexure LA.

11.11.2 The transaction

It is evident from the draft minutes of a JCI group executive committee meeting, held on 25 June 2003, that the transaction between Benoryn and Kabusha regarding the acquisition of the 23 million Aflease shares would have been a transaction for which REC was responsible. In this regard, RB Kebble reported to the meeting that Skeat wanted to sell 23 million Aflease shares and that REC would set up a BEE vehicle to facilitate the transaction[131]. This is further supported by the following documents:

- The draft shares certificate of Viking Pony and the 2003 AFS of REC, recognising Viking Pony as a wholly owned subsidiary of REC[132]; and
- The 2003 AFS of REC disclosing information regarding the ostensible effect of the transaction on REC's financial position[133].

In pursuance of the above referred to concept, REC, Equitant and Phikoloso, on 28 July 2003, signed an agreement in terms whereof Equitant sold, amongst others, the entire issued share capital of Viking Pony to REC against payment comprising a fresh issue of 8.8 million REC shares to Equitant[134]. This leg of the transaction is dealt with in more detail at paragraph 11.9.

On 30 January 2004, Kabusha, Viking Pony, Nexus, Covenant, Umlilo and the Covenant Trust entered into an agreement having as its purpose the restructuring and issuing of Kabusha's shares capital. It appears that, at that stage, Nexus, Covenant, Umlilo and the Covenant Trust held 1000 ordinary shares in the issued share capital of Kabusha. In terms of this agreement, such shares were to be converted to 1000 A ordinary voting shares to be held by these mentioned parties. In addition, and in order to establish the holding of 75% of the issued share capital of Kabusha by Viking Pony, Kabusha would have issued 3000 B non voting ordinary shares in the share capital of Kabusha to Viking Pony[135].

131 Refer Exhibit 6.11.1
132 Refer Exhibit 6.11.2
133 Refer Exhibit 6.11.3
134 Refer Exhibit 6.11.4
135 Refer Exhibit 6.11.5

As mentioned hereunder, these 3000 B non voting ordinary shares in the share capital of Kabusha were never issued. Prior hereto, we noted a sale agreement by and between CMMS and Viking Pony, dated 15 July 2003 and in terms of which CMMS would purchase the 3000 B shares in Kabusha from Viking Pony on 5 July 2003 for some R25 875 000[136]. We found no evidence that this agreement was ever implemented. As is also evident from the documents described hereunder, Viking Pony could in any event not perform in terms of this agreement as the 3000 B shares in Kabusha were not issued to Viking Pony. This matter was outstanding even as at 1 September 2005.

On 25 June 2003, a sale of shares agreement was concluded by and between Benoryn, Kabusha, Nexus, JCI and Trinity. In terms of this agreement, Benoryn sold 23 million Aflease shares to Kabusha for R92 million. R40 million of the purchase price was due and payable at 30 June 2003 and the remaining balance plus interest thereon was due and payable by no later than 31 October 2003. The shares would have been transferred to Kabusha on 30 June 2003. The relevance of Nexus in the agreement was that Nexus ostensibly brokered the transaction, hence would have been earning a commission of R920 000, to be funded by the first payment by Kabusha to Benoryn of some R40 million. Clause 14 of the agreement sets out the relevance of JCI and Trinity to the agreement and arranged that JCI and Trinity bound themselves jointly and severally in favour of Benoryn as sureties and co-principal debtors in *solidum* with Kabusha[137].

We mentioned above that the transaction appears flawed in that the REC shares would have been issued to Equitant whilst the assets, that would have been underpinning the issue of the shares, still had to be purchased by Kabusha and that such purchase still had to be funded at the time of the transaction. Apparently, in response to this problem, on 19 June 2003, a letter was drafted, apparently by Deneys Reitz, to be addressed by REC to Kabusha and confirming that REC would lend Kabusha the amount of R92 million for purposes of funding the obligation of Kabusha to pay R92 million to Benoryn for the acquisition of 23 million Aflease shares from Benoryn. We saw no evidence indicating that this letter was actually published[138]. However, on 25 June 2003, a loan agreement was drafted by Deneys Reitz. This agreement, entered into between Viking Pony and Kabusha, was signed, apparently, sometime during January 2004. In terms of this agreement, Viking Pony would lend to Kabusha the R92 million purchase price on the relevant dates when Kabusha had to make payment to Benoryn for the 23 million Aflease shares purchased from Benoryn.

136 Refer Exhibit 6.11.6
137 Refer Exhibit 6.11.7
138 Refer Exhibit 6.11.8

The loan would have accrued interest and, as security for the loan, Kabusha pledged to Viking Pony the 23 million Afllease shares purchased from Benoryn[139].

The first payment of R40 million for the purchase of the 23 million Aflease shares from Benoryn was due by Kabusha as at 30 June 2003. In response hereto, we noted that a reconciliation by T-Sec of the REC trading account number 655050 recorded that, on 27 June 2003, REC purchased 8.1 million Aflease shares for R40 722 759. There was not enough cash funds in this trading account to settle this ostensible purchase with, hence, on 2 July 2003, we suspect when settlement was due, a cash amount of R40 722 759 was transferred into this account. We understand from accounting staff at REC that this transfer was funded from a Standard Bank bank account of REC. Then, on 22 July 2003, the 8.1 million Aflease shares were transferred to the Consolidated Investments trading account number 648410 at T-Sec[140]. It appears from a reconciliation by T-Sec of the Aflease transactions in the Consolidated Investments trading account number 648410 at T-Sec that the 8.1 million shares, transferred there, were confused with Aflease shares already in that account, of which some 6 085 406 were sold and some 2 million were transferred to Nedcor Securities on 13 September 2004. These shares were transferred back to the Consolidated Investments trading account number 648410 on 27 October 2004, having apparently been lent to Aflease, where after 2 million Aflease shares were again transferred to the Alibiprops trading account number 669465 at T-Sec, apparently to be sold in that account[141]. On 6 May 2005, Martin van Zyl of T-Sec again described the transaction of the 8.1 Aflease shares in the REC trading account number 655050 as a purchase of those shares by REC when he confirmed the existence of the transaction to Beale[142]. Despite this, we have seen the following evidence suggesting that REC did not purchase the 8.1 million Aflease shares, but in fact received same as security for a loan to Viking Pony, who in turn lent the funds to Kabusha for purposes of paying Benoryn:

139 Refer Exhibit 6.11.9
140 Refer Exhibit 6.11.10
141 Refer Exhibit 6.11.11
142 Refer Exhibit 6.11.12

- On 15 March 2004, George, on behalf of Kabusha, addressed a letter to Oosthuizen of REC, confirming that, as at 31 December 2003, Kabusha had a loan outstanding to Viking Pony of some R92 million, excluding interest[143]. This appears true to the extent of R40 million having been received, but is indicative that Viking Pony lent money to Kabusha. If the above mentioned advices of T-Sec are correct to the effect that REC purchased the 8.1 million Aflease shares, it is difficult to comprehend how Kabusha could still be indebted to Viking Pony for the amount of the first payment of the purchase price due to Benoryn by Kabusha, on the one hand, and on the other hand, how REC could purchase the security provided to Viking Pony by Kabusha for the loan from Viking Pony to Kabusha when Kabusha still owned the 8.1 million shares, such shares forming part of the 23 million Aflease shares pledged to Viking Pony as security for the loan in terms of the loan agreement of January 2004, particular in light thereof that Kabusha had until 30 June 2008 to repay the loan;

- We have been placed in possession of a draft of the affidavit of Gray, we understand of which a signed copy was lodged at court in the application by REC for the liquidation of Viking Pony. Attached to this affidavit was a selective extract from the AFS of Viking Pony as at 31 December 2003. Note three thereto recorded an amount due to Viking Pony by Kabusha per a loan between the parties, which amount was secured by 23 million Aflease shares and repayable as at 30 June 2008. If REC has purchased the 8.1 million Aflease shares, there could not have been 23 million Aflease shares securing the debt due to Viking Pony by Kabusha[144];

- Also attached to a supplementary affidavit of Gray in the liquidation application of Viking Pony, of which we have been provided a draft of, was a copy of a letter from CAP Chartered Accountants to REC, dated 22 July 2005, in which they require REC to confirm that REC held 8.1 million Aflease shares belonging to Kabusha as at 31 December 2004[145]. This was acknowledged by Buitendag on 10 August 2005. Instructive in this regard is the acknowledgement of Buitendag that the shares belonged to Kabusha, even though we noticed that REC did not hold the Aflease shares, referred to, in its trade accounts at T-Sec as at 31 December 2004; and

143 Refer Exhibit 6.11.13
144 Refer Exhibit 6.11.14
145 Refer Exhibit 6.11.14

- An e-mail from George to Beale on 19 April 2005, in which he refers to a discussion he had with RB Kebble and in which he indicated that the 8.1 million Aflease shares, purchased by REC, could be disposed of by REC in full settlement of REC's claim against Kabusha[146]. Whilst George used the term purchase, it is clear that he could not have used such term in the context of REC acquiring ownership of the 8.1 million REC shares in 2003 as, if that was the case, REC did not require approval from George to dispose of the shares.

Effectively, at that stage it seems that George agreed to set off between the outstanding debt of Kabusha to Viking Pony and the 8.1 million Aflease shares held by REC, apparently not as owner, but as security at that stage. At that stage however, REC did not hold the 8.1 million Aflease shares, having transferred same to the Consolidated Investments trading account at T-Sec, from where 2 million Aflease shares have again been transferred to the Alibiprops trading account.

Kabusha did not pay the second portion of the purchase price to Benoryn at the agreed date, possibly because Viking Pony did not fund Kabusha as per the loan agreement of January 2004. Following litigation between Benoryn and Kabusha, JCI and Trinity as a result of such non payment, Benoryn obtained judgement against Kabusha. As the judgement debt could not be satisfied against Kabusha, despite the fact that Viking Pony had an obligation to lend the funds for the second payment to Kabusha, JCI, in its position of surety for the obligations of Kabusha, settled the judgement debt in the amount of R67 546 991.12.

11.11.3 Implications of the transaction

From the evidence, viewed by us, it appears that the 8.1 million Aflease shares, initially transferred to REC, apparently as security for the advancing of some R40 million to Kabusha, and which were later relinquished to REC in what appears to have been a set off transaction, were transferred at no value to the Consolidated Investments trading account of CMMS at T-Sec, where most of such shares were sold, save for 2 million Aflease shares which were transferred again for no value to the Alibiprops trading account.

146 Refer Exhibit 6.11.15

When Viking Pony did not comply with its loan obligation to Kabusha to fund the payment of the second part of the purchase price plus interest due on the acquisition of the 23 million Aflease shares, JCI paid R67 546 991.12.

11.12 The sale of REC shares issued to Masupatsela Angola

11.12.1 Background

On 21 June 2004, REC published a notice through its sponsoring broker, Sasfin Corporate Finance, captioned "*Acquisition of various strategic prospecting licenses, mining licenses, and mining assets in Angola*", relating to the acquisition of four alluvial diamond prospecting and mining licenses[147]. The effective date of these transactions would have been 23 June 2004 and the acquisitions were described in the following manner[148]:

"- *the Koketso Angola Joint Venture ("Koketso") – a 24% interest in the Luxinge alluvial diamond mining license situated in the Lunda Norte province of Angola from Koketso for the issue of 1 319 000 Randgold ordinary shares at R18,50 per share; and*

- *Masupatsela Angola Ventures (Pty) Ltd ("Masupatsela") – a 20% interest in the Dando Kwanza alluvial diamond prospecting concession situated in the BIE province of central Angola from Masupatsela for the issue of 1 492 000 Randgold ordinary shares at R18,50 per share; and*

- *Quantum African Mining (Pty) Ltd ("Quantum") – a 20% interest in the Somba Sul alluvial diamond prospecting concession situated in Lunda Sul province of Angola from Quantum for the issue of 1 373 000 Randgold ordinary shares at R18,50 per share; and*

- *Trans Benguela Logistics (Pty) Ltd ("Benguela") – purchase of mining equipment and assets ("the assets") from Benguela for the issue of 1 506 000 Randgold ordinary shares at R18,50 per share".*

In terms of these acquisitions, REC was to issue a total of 5 690 000 shares at R18.50 per share for a total consideration of R105 265 000[149].

[147] Refer Exhibit 6.12.1
[148] Refer Exhibit 6.12.1
[149] Refer Exhibit 6.12.1

The notice further indicated that the net asset value per share of REC would, as a result of the transactions, decrease from R18.48 to R17.21 and that earnings per share would decrease from R3.67 to R3.33[150]. This indicates a dilution of the then shareholders' interest in REC and is achieved because the investments in the concessions had no determinable value at such time. Effectively, REC thus advised its shareholders that it will invest in an asset with no determinable value at that time, that REC would not fund the acquisition cost and that the shareholders of REC were effectively to fund the acquisition by means of diluting their interest in REC.

In this regard the said notice *inter alia* reads:

"*For balance sheet purposes, the total purchase consideration has been attributed to the prospecting, mining licences and mining assets of the entities. For income statement purposes and pending completion of the start-up programme, the entities will not be income producing and the acquisitions will thus be earnings dilutionary. On reaching full production, the acquisitions should enhance Randgold's earnings per share.*"

It is therefore evident that the transactions relating to the concessions at Dando Kwanza, Luxinge and Somba Sul were part of REC's exploration business and that the finances raised for these ventures was by means of the issuing of fresh REC shares. Consequently, the shareholders of REC funded these transactions, since, it appears, cash was not available. The SENS announcement also recorded that the result of the issuing of shares would result in the interest of REC's shareholders becoming diluted since the investment, at that stage, was not matched in value to the cost of acquisition.

The transactions relating to Koketso Angola Joint Venture Company and Quantum African Mining (Pty) Ltd are detailed at section 6.13 below, and the transaction relating to Trans Benguela Logistics (Pty) Ltd is detailed at section 6.14 below.

11.12.2 REC's claim against JCI Limited

REC claims that RB Kebble, Buitendag and Stratton, in their capacities of directors of JCI Limited, devised a scheme to allot 1 492 000 REC shares and vest the *de facto* control of these shares in JCI Limited (or one of its associated companies) so that the proceeds derived from the sale thereof be applied for purposes other than to benefit REC.

[150] Refer Exhibit 6.12.1

REC further maintains that the agreement entered into between REC and Masupatsela Angola was a simulation and never intended to give rise to enforceable rights and obligations. Rather, the agreement was a façade to provide ostensible legitimacy to justify the issue and allotment of REC shares, whereas these shares were to be applied to the benefit of JCI Limited.

Therefore, REC concludes that they received no value from the transaction and suffered a loss requiring them to regularise their positions by purchasing the said amount of shares in the open market at a cost of R25 364 000 and thereafter cancel the allotment of shares, this amount being the damages suffered by REC as a result of the fraudulent agreement entered into and the pursuant issue of shares.

11.12.3 Ownership of the rights to the concession situated at Dando Kwanza

The ownership of the concessions was based on contractual arrangements agreed to by the parties. We located an agreement entered into by the following parties relating to the concession at Dando Kwanza[151]:

- Endiama;
- Sombo – Mining, LDA (an Angolan company);
- Gebede – Mining SARL (an Angolan company);
- CMMS; and
- Masupatsela Investment Holdings (Pty) Limited.

The said contract is recorded in Portuguese, but it is clear from the contract that the ownership of the concession was divided amongst the parties along the following lines[152]:

- Endiama – 35%;
- Gebede – 10%;
- Sombo – 15%;
- CMMS – 20%; and
- Masupatsela Angola – 20%.

[151] Refer Exhibit 6.12.2
[152] Refer Exhibit 6.12.2

According to Tainton, a geologist previously employed by JCI Limited, the obligations of CMMS were to provide funding which was to be applied to the mining operations at Dando Kwanza[153]. The other parties were not obliged to provide further funding for the concession[154]. The general ledger of CMMS records that an amount of R2 635 408 was paid by CMMS relating to expenses incurred at the Dando Kwanza concession.

11.12.4 The nature of the concession situated at Dando Kwanza

The concession is situated in the BIE province in Angola and was subject to a geological evaluation prior to the investment by JCI Limited and REC. Tainton explained that the concession was economically viable, but that it was extremely difficult, if not impossible, to accurately value the concession without actually performing mining activities at the concessions[155]. Due to the fact that little or no mining had taken place at the concession, he was not satisfied with the amount agreed on to purchase Masupatsela Angola's interest in the concession, being R27 602 000 (i.e.1 492 000 shares issued at R18.50 per share), as this valuation might not have been an accurate reflection of the economic potential of the concession[156].

The potential economic viability of the Dando Kwanza concession is evidenced in a memorandum drafted by Tainton and addressed to RB Kebble and Buitendag on 8 June 2005, which details the concessions, *inter alia*, at Dando Kwanza[157].

Furthermore, Tainton explained that he and Bryans a previous employee of JCI and project manager of the Angolan operations, representing JCI Limited, negotiated on behalf to Masupatsela Angola, with Endiama to secure the 20% interest in the Dando Kwanza concession[158]. Tainton also indicated that Masupatsela Angola did not expend any amount in securing the above interest in the concession[159].

---

153 As per consultation with Tainton on 29 August 2006
154 As per consultation with Tainton on 29 August 2006
155 As per consultation with Tainton on 4 July 2006
156 As per consultation with Tainton on 4 July 2006
157 Refer Exhibit 6.12.3
158 As per consultation with Tainton on 29 August 2006
159 As per consultation with Tainton on 29 August 2006

According to Tainton, the viability of each concession was dependent on optimisation by means of funding to the mining operations. In this instance JCI Limited failed to provide adequate funding for the concession, which contributed to the failure in the concession in becoming fully optimised[160].

11.12.5 The transaction

It is apparent that Masupatsela Angola did not exist at the time of the abovementioned announcement since, on 7 July 2004, Beale advised Van Straaten that the name of Masupatsela Angola Ventures had to be reserved for a shelf company named and styled Cream Magenta 17 (Pty) Limited[161]. Beale also informed Van Straaten that the directors of Masupatsela Angola were to be Dwafina Ongama Koyana ("Koyana") and Jose Josiah Mashele, appointed on 28 May 2004, and that Masupatsela would be the shareholder of this company, the shares to have been issued on 28 May 2004[162]. The company profile of this company recorded that these shares were only issued on 11 August 2004[163].

The minutes of a meeting between shareholders of Cream Magenta 17 (Pty) Ltd, held on 20 July 2004, record that a further meeting was to take place on 11 August 2004 to resolve to change the name of the company to Masupatsela Angola Mining Ventures (Pty) Ltd[164].

It therefore appears that Masupatasela Angola was still a shelf company when the above mentioned transaction was announced, which announcement recorded that Masupatsela Angola would have acquired the assets to be sold to REC.

On 18 June 2004, Beale certified an extract of a resolution of the directors of REC, recording a resolution to the effect that REC would issue 1 492 000 ordinary shares in the issued share capital of REC to Masupatsela Angola[165].

160 As per consultation with Tainton on 4 July 2006
161 Refer Exhibit 6.12.4
162 Refer Exhibit 6.12.4
163 Refer Exhibit 6.12.5
164 Refer Exhibit 6.12.6
165 Refer Exhibit 6.12.7

We found a document purporting to be a sale of mining rights agreement by and between Masupatsela Angola and REC[166]. It appears that this document was signed by Koyana, on behalf of Masupatsela Angola, and by Buitendag, on behalf of REC[167]. The document recorded an agreement between the parties to the effect that REC purchased from Masupatsela Angola a 20% interest in the Dando Kwanza alluvial diamond prospecting concession in Angola and that, as consideration for such, REC would issue to Masupatsela Angola some 1 492 000 ordinary shares in the issued share capital of REC[168]. These shares had to be delivered to Masupatsela Angola within ten business days from the date upon which the contract was signed[169]. The last page of the document reflected a signature date of 18 June 2004, in manuscript[170].

REC share certificate number 63350, dated 22 June 2004, was issued to Masupatsela Angola, recording that 1 492 000 ordinary listed shares in the issued share capital of REC was issued to Masupatsela Angola[171].

To the above mentioned certificate was attached a share transfer form, signed by an unknown person. It refers to the above mentioned shares and, at section B thereof, was recorded the following with a date of 2 November 2004[172]:

"Handed to P. Gray at T-Sec".

The signature on the share transfer form appears to resemble that of the person who signed the sale of mining rights agreement on behalf of Masupatsela Angola, referred to above (i.e. Koyana)[173].

On 3 December 2004, Beale asked Steenkamp at T-Sec to prepare a letter of confirmation to Charles Orbach and Co, with the following wording[174]:

166 Refer Exhibit 6.12.8
167 Refer Exhibit 6.12.8
168 Refer Exhibit 6.12.8
169 Refer Exhibit 6.12.8
170 Refer Exhibit 6.12.8
171 Refer Exhibit 6.12.9
172 Refer Exhibit 6.12.10
173 Refer Exhibits 6.12.8 and 6.12.10
174 Refer Exhibit 6.12.11

"We hereby declare that Tlotlisa Securities (Pty) Limited received a Randgold & Exploration Company Limited share certificate from Trish Beale on 2 November 2004, registered in the name of Masupatsela Angola Mining Ventures (Pty) Limited for 1,492,000 shares."

and Beale further recorded the following[175]:

"For your info I handed the certificate + signed CM42 to Chris Lamprecht, who then handed it to Peter Gray on 2 November, and the auditors require this info "sorry"."

According to Lamprecht, CMMS was required to increase the collateral of the facility at Socgen and he enquired from Buitendag which shares, if any, were available for such purposes. Buitendag then gave him the certificate referred to herein *supra*.

The T-Sec account statement for the Consolidated Investments trading account number 648410 for the month ended 26 November 2004, recorded the following sales of REC shares[176]:

Date	Number of shares	Proceeds R
08 November 2004	1 000 000	14 707 782.56
15 November 2004	110 800	1 579 208.65
16 November 2004	66 100	943 221.05
17 November 2004	30 700	437 617.79
18 November 2004	40 000	568 335.47
19 November 2004	5 000	71 033.91
19 November 2004	100 000	1 400 922.30
23 November 2004	80 300	1 014 743.32
Total	**1 432 900**	**20 722 865.05**

We have seen no evidence of a loan agreement having been entered into by and between CMMS, who sold the shares, and Masupatsela Angola.

175 Refer Exhibit 6.12.11
176 Refer Annexure L

11.12.6 Implication of the transaction

Depending on whether Koyana signed the share transfer form or not, the use of the shares, issued to Masupatsela Angola, may or may not have been with the authority of Masupatsela Angola. Irrespective thereof, CMMS received the benefit of the shares. We saw no evidence of CMMS having assumed an obligation in respect of such benefit received. We however found no evidence indicating that the assets and liabilities of REC were affected by the sale of the REC shares in CMMS's trading account. JCI also appears not to have been a party to the transaction described in this section.

Furthermore, the following should be considered in respect of REC's claims:

- The transaction was an exploration type transaction which accorded with the main business of REC;

- REC's shareholders effectively funded the transaction and they were so advised in the announcement;

- Due to the nature of the concession purchased, it had no determinable value at the time of the transaction and such was disclosed to the shareholders where it was disclosed that the transaction would dilute their shareholding;

- If developed, this concession could generate a return to REC and shareholders were advised thereof;

- That the transaction, because it was funded by REC's shareholders, had no effect on the assets and liabilities of REC; and

- The fact that JCI Limited spent some R2 635 408 on this concession seems not to accord with the REC claim that the transaction was simulated.

11.13 The sale of REC shares issued to Lunda Sul, Koketso Angola and Quantum

11.13.1 Background

During the period January 2004 to June 2004, REC entered into five transactions relating to diamond mining operations in Angola. The first transaction related to the purchase of an interest in the Angolan diamond mining operation situated at the Cassanguidi concession in the Lunda Norte province of Angola. This transaction was summarised in the REC Annual Report for the year 2004, which reads[177]:

"On 5 January 2004 Randgold entered into a call option agreement to acquire 100 per cent of the shares of Lunda Alluvial Operations (Pty) Limited which in turn holds 100% of the issued shares of Refraction Investments (Pty) Limited. This company in turn holds 70 per cent of the issued shares of Luembe Mining (Pty) Limited ("Luembe"), which is a participant in an alluvial diamond mining joint venture with an Angolan company, Marsanto Limitada. This call option was exercised on 30 March 2004, and Randgold issued 2.268-million ordinary shares to Lunda Sul Holdings (Pty) Limited, to acquire the above companies."

A further four transactions relating to the acquisition of interests by REC in Angolan diamond mining operations are summarised in a general notice published by Sasfin Corporate Finance on 21 June 2004, captioned "*Acquisition of various strategic prospecting licenses, mining licenses, and mining assets in Angola*"[178]. This notice related to the acquisition of alluvial diamond prospecting and mining licenses in Angola[179]. The effective date of these transactions was 23 June 2004 and the acquisitions were described in the following manner[180]:

"-the Koketso Angola Joint Venture ("Koketso") – a 24% interest in the Luxinge alluvial diamond mining license situated in the Lunda Norte province of Angola from Koketso for the issue of 1 319 000 Randgold ordinary shares at R18,50 per share; and

177 Refer Exhibit 6.13.1
178 Refer Exhibit 6.12.1
179 Refer Exhibit 6.12.1
180 Refer Exhibit 6.12.1

-Masupatsela Angola Ventures (Pty) Ltd ("Masupatsela") – a 20% interest in the Dando Kwanza alluvial diamond prospecting concession situated in the BIE province of central Angola from Masupatsela for the issue of 1 492 000 Randgold ordinary shares at R18,50 per share[181]; and

-Quantum African Mining (Pty) Ltd ("Quantum") – a 20% interest in the Somba Sul alluvial diamond prospecting concession situated in Lunda Sul province of Angola from Quantum for the issue of 1 373 000 Randgold ordinary shares at R18,50 per share; and

-Trans Benguela Logistics (Pty) Ltd ("Benguela") – purchase of mining equipment and assets ("the assets") from Benguela for the issue of 1 506 000 Randgold ordinary shares at R18,50 per share[182].".

In terms of these acquisitions, REC was to issue a total of 5 690 000 shares at R18.50 per share for a total consideration of R105 265 000[183].

The notice further indicated that the net asset value per share of REC would, as a result of the transactions, decrease from R18.48 to R17.21 and that earnings per share would decrease from R3.67 to R3.33[184]. This indicates a dilution of the then shareholders' interest in REC and is achieved because the investments in the concessions had no determinable value at such time. Effectively, REC thus advised its shareholders that it will invest in an asset with no determinable value at that time, that REC would not fund the acquisition cost and that the shareholders of REC were effectively to fund the acquisition by means of diluting their interest in REC.

In this regard the said notice *inter alia* reads[185]:

"*For balance sheet purposes, the total purchase consideration has been attributed to the prospecting, mining licences and mining assets of the entities. For income statement purposes and pending completion of the start-up programme, the entities will not be income producing and the acquisitions will thus be earnings dilutionary. On reaching full production, the acquisitions should enhance Randgold's earnings per share.*"

---

181 The transaction relating to Masupatsela Angola is detailed at section 6.12 above
182 The transaction relating to Trans Benguela Logistics is detailed at section 6.14 below
183 Refer Exhibit 6.12.1
184 Refer Exhibit 6.12.1
185 Refer Exhibit 6.12.1

It is therefore evident from the announcement that the transactions relating to the concessions at Dando Kwanza, Luxinge and Somba Sul were part of REC's exploration business and that the finances raised for these ventures was by means of the issuing of fresh REC shares. Consequently, the shareholders of REC funded these transactions, since, it appears, cash was not available. The announcement also recorded that the result of the issuing of shares would result in the interest of REC's shareholders becoming diluted since the investment, at that stage, was not matched in value to the cost of acquisition.

We did not locate a similar announcement relating to the acquisition of mining rights at the concession situated at Cassanguidi. It is however clear that the same principle would have applied in this instance, in that the venture was funded by REC shareholders and that the issuing of REC shares resulted in the dilution in value of REC shares in the short term. The investment could, in the medium to long term, become profitable and hence boost REC's earnings per share if the concessions were developed and it is evident that the announcement recorded such uncertainty with the use of the word "should".

11.13.2 REC's claim against JCI Limited

Due to the fact that the following REC shares, were placed in the trading account of Lunda Sul at T-Sec, from where they were utilised for purposes other than Angolan diamond mining operations, REC claims the full value of the REC shares issued to the above entities from REC:

- Lunda Alluvial (2 268 000 shares);
- Koketso Angola (1 319 000 shares);
- Quantum (1 373 000 shares); and
- Trans Benguela (200 000 shares).

REC claims that RB Kebble, Buitendag and Stratton, in their capacities of directors of JCI Limited, devised a scheme to allot 5 160 000 REC shares and vest the *de facto* control of these shares in JCI Limited (or one of its associated companies) so that the proceeds derived from the sale thereof be applied for purposes other than to benefit REC.

REC further maintains that the agreements entered into between the abovementioned parties were simulations and never intended to give rise to enforceable rights and obligations. Rather, the agreements were a façade to provide ostensible legitimacy to justify the issue and allotment of REC shares, whereas these shares were to be applied to the benefit of JCI Limited.

Therefore, REC concludes that they received no value from the transactions and suffered a loss requiring them to regularise their positions by purchasing the said amount of shares in the open market at a cumulative cost of R87 720 000, and thereafter cancel the allotment of shares, this amount being the damages suffered by REC as a result of the fraudulent agreements entered into and the pursuant issue of shares.

11.13.3 The transactions

11.13.3.1 The transaction relating to Lunda Sul

Ownership of the rights to the concession situated at Cassanguidi

According to Bryans, Marsanto Limitada, an Angolan company, entered into a joint venture with Luembe Mining to mine the concession at Cassanguidi[186]. REC then became involved in the concession by exercising an option to purchase the entire issued share capital of Lunda Alluvial, which held the entire issued share capital of Refraction, which in turn held 70% of the issued share capital of Luembe Mining[187].

Although JCI Limited was not a party to an agreement relating to this concession, it is evident that from a review of the general ledger of CMMS that payments amounting to R46 762 996 were made by CMMS relating to expenses incurred at the Cassanguidi concession.

It furthermore appears that the total amount of expenses paid by CMMS was reversed to the REC/Masupatsela account in the CMMS general ledger.

186 As per telephone consultation with Bryans on 29 August 2006
187 As per telephone consultation with Bryans on 29 August 2006

The nature of the concession situated at Cassanguidi

The concession is situated in the Lunda Sul province in Angola and was subject to a geological evaluation prior to the investment by JCI Limited and REC. Tainton explained that the concession was economically viable, but that it was extremely difficult, if not impossible, to accurately value the concession without actually performing mining activities at the concessions[188]. The concession situated at Cassanguidi had perhaps the most potential out of all the concessions mentioned in the SENS announcement to provide a return on investment[189]. The concession had been previously mined and evidence suggested that the mine would be economically viable. Furthermore, Luembe Mining represented by one Smith and one Perrevos had invested in the concession and sought financial assistance from REC to optimise the concession. Tainton stated that lack of funding resulted in the purchase of sub standard equipment and that equipment failures and a lack of resources contributed to the concession at Cassanguidi not being optimised[190].

This resulted in Luembe publishing a document during June 2005 addressed to potential parties wishing to acquire equity in Luembe[191]. This document described the potential economic viability of the diamond mining concession at Cassanguidi[192]. It furthermore resulted in REC selling its interest in Luembe back to Andrew Smith (the shareholder of WCIH) and Perrevos on 15 December 2005[193].

The potential economic viability of the Cassanguidi concession is evidenced in a memorandum drafted by Tainton and addressed to RB Kebble and Buitendag on 8 June 2005, which details the concessions, *inter alia*, at Cassanguidi[194].

As stated above, 2.268 million REC shares were to have been issued to Lunda Alluvial for REC's eventual investment in Luembe Mining (which had a joint venture with Marsanto Limitada). Although these shares were placed in a trading account at T-Sec in the name of Lunda Sul, the shares were sold and the proceeds applied to entities and individuals unrelated to the concession situated at Cassanguidi.

188 As per consultation with Tainton on 4 July 2006
189 As per consultation with Tainton on 4 July 2006
190 As per consultation with Tainton on 4 July 2006
191 Refer Exhibit 6.13.2
192 Refer Exhibit 6.13.2
193 Refer Exhibit 6.13.3
194 Refer Exhibit 6.12.3

Call option agreement

A call option agreement was entered into by Lunda Sul in favour of REC in respect of Lunda Alluvial on 5 January 2004, in terms whereof REC was provided with the option to purchase the entire issued share capital of Lunda Alluvial from Lunda Sul[195]. The call option would have expired on 31 March 2004 and REC would have issued 2 268 000 REC shares in consideration of the above, should they have exercised the option[196].

As mentioned above, the call option agreement records that Lunda Alluvial held the entire issued share capital of Refraction, who held 70% of the issued share capital of Luembe. Furthermore, Luembe held certain rights to mine for diamonds at the Cassanguidi concession in Angola[197].

On 30 March 2004, the directors of REC approved the exercise of the call option[198] and on 1 April 2004, the directors of REC applied to the JSE for the listing of 2,268,000 new shares to be allotted at R25 per share[199].

On 5 April 2004, REC issued 2 260 000 shares to "*Tlotlisa Securities Nominees (Pty) Ltd*"[200].

Entities established pursuant to the call option agreement

The incorporation of Lunda Sul

A share certificate of Lunda Sul recorded the issuing of 100 ordinary shares to Perrevos on 23 October 2003 (dealt with below)[201]. A resolution of the directors of a company, named and styled Double Flash Investments 193 (Pty) Limited, however, records that on 24 March 2004, the directors resolved to change the name of the company from Double Flash Investments 193 (Pty) Limited to Lunda Sul[202]. Publicly held information records that the abovementioned change in company name took place on 31 March 2004[203].

195 Refer Exhibit 6.13.4
196 Refer Exhibit 6.13.4
197 Refer Exhibit 6.13.4
198 Refer Exhibit 6.13.5
199 Refer Exhibit 6.13.6
200 Refer Exhibit 6.13.7
201 Refer Exhibit 6.13.8
202 Refer Exhibit 6.13.9
203 Refer Exhibit 6.13.10

On 5 April 2004 Van Straaten, on behalf of CMMS who acted as company secretary for Lunda Sul, sent a letter to the SARS informing them that Double Flash Investments 193 (Pty) Ltd had changed its name to Lunda Sul and that Perrevos was to be appointed as the public officer of the company should SARS have no objection to his appointment[204].

Therefore, despite the abovementioned share certificate recording the existence of Lunda Sul at 23 October 2003 and the fact that 100 shares were issued to Perrevos by Lunda Sul, it is evident that the company did not exist at the time when the call option agreement was entered into. The company was, however, in existence one day after the call option was exercised by REC on 30 March 2004.

The incorporation of Lunda Alluvial

On 8 March 2004 the director of Magnificent Mile Trading 150 (Pty) Limited convened a meeting of shareholder on 30 March 2004 to resolve to change the name of the company from Magnificent Mile Trading 150 (Pty) Limited to Lunda Alluvial[205]. Pursuant to this, the minutes of a meeting of the sole director of Magnificent Mile Trading 150 (Pty) Limited, held on 30 March 2004, records that the company had resolved to change its name from Magnificent Mile Trading 150 (Pty) Ltd to Lunda Alluvial[206].

Publicly held information records that the abovementioned change in name of the company took place on 30 April 2004[207]. It is therefore evident that Lunda Alluvial was neither in existence at the time when the call option agreement was entered, nor at the time when the call option was exercised by REC on 30 March 2004.

The incorporation of Refraction

A share certificate of Refraction purportedly records the issuing of 100 ordinary shares to Lunda Alluvial on 5 December 2003[208]. Minutes of a meeting of the director of Blue Cloud Investments 250 (Pty) Ltd, however, record that a meeting had been convened on 15 March 2004 to change the name of the company from Blue Cloud Investments 250 (Pty) Limited to Refraction[209].

---

204 Refer Exhibit 6.13.11
205 Refer Exhibit 6.13.12
206 Refer Exhibit 6.13.13
207 Refer Exhibit 6.13.14
208 Refer Exhibit 6.13.15
209 Refer Exhibit 6.13.16

Publicly held information records that the abovementioned change of name of the company took place on 31 March 2004[210].

Therefore, despite the abovementioned share certificate recording the existence of Refraction and Lunda Alluvial at 5 December 2003, it is evident that the Lunda Alluvial and Refraction were not in existence at the time when the call option agreement was entered into. Refraction was, however, in existence one day after the call option was exercised by REC on 30 March 2004.

The incorporation of Luembe

Background information records that Attica Trading (Pty) Limited was incorporated in South Africa on 19 May 2003[211]. The name was changed from Attica Trading (Pty) Limited to Luembe on 30 November 2003 and that Smith and Perrevos were the directors of the company.

Transactions entered into pursuant to the call option agreement

Refraction's investment in Luembe

A shareholders' agreement between Refraction, WCIH, Perrevos and Luembe was entered into on 10 December 2003[212]. In terms of this agreement WCIH and Perrevos wished to include Refraction as an investor and operating partner in Luembe[213]. As a result of the agreement, Refraction acquired 350 shares in Luembe and thereby held 70% of the issued share capital of Luembe[214].

The directors of Refraction resolved to enter into the above transaction at the same time when the shareholders' agreement was signed[215].

210 Refer Exhibit 6.13.17
211 Refer Exhibit 6.13.18
212 Refer Exhibit 6.13.19
213 Refer Exhibit 6.13.19
214 Refer Exhibit 6.13.19
215 Refer Exhibit 6.13.20

Lunda Alluvial's investment in Refraction

As mentioned above, a share certificate of Refraction ostensibly records that 100 ordinary shares were issued by Refraction to Lunda Alluvial on 5 December 2003 (The authenticity of this share certificate is, however, questionable due to the fact that Refraction only came into existence on 15 March 2004, by virtue of Blue Cloud Investments 250 (Pty) Ltd changing its name.)[216].

On 5 January 2004, Perrevos notified the directors of Refraction that he resigned as the public officer of Refraction[217]. On the same day, the directors of Refraction resolved to accept the resignation of Perrevos and to appoint RB Kebble and Buitendag as directors of Refraction[218]. RB Kebble and Buitendag were elected as directors of Refraction in the capacity of nominees of REC.

A memorandum, issued by Luembe during June 2005 on behalf of its shareholders to a limited number of parties who had expressed an interest in acquiring equity in Luembe, recorded that REC owned the entire issued share capital of Refraction[219].

REC's investment in Lunda Sul

On 30 March 2004, the directors of REC resolved to exercise their option in terms of the call option agreement and to issue 2 268 000 REC shares to Lunda Sul[220]. Consequently, on 5 April 2004, Lunda Alluvial issued 100 shares to REC[221]. On the same day, REC issued 2 268 000 REC shares to "*Tlotlisa Securities Nominees (Pty) Ltd*" in respect of the call option agreement[222]. Despite the share certificate being placed in the account of Lunda Sul at T-Sec, it is apparent that such was not provided to Perrevos and Smith and was used for purposes other than that of pursuing diamond mining operations at the Cassanguidi concession in Angola. These transactions, which were performed by T-Sec, are dealt with below.

216 Refer Exhibit 6.13.15
217 Refer Exhibit 6.13.21
218 Refer Exhibit 6.13.22
219 Refer Exhibit 6.13.2
220 Refer Exhibit 6.22.5
221 Refer Exhibit 6.13.23
222 Refer Exhibit 6.13.7

Lunda Sul's ownership of Lunda Alluvial

We did not locate a share certificate, other than the share certificate mentioned above, which recorded the share capital of Lunda Sul being transferred to Perrevos on 23 October 2003 and thus indicated Lunda Sul's ownership of Lunda Alluvial[223].

Resolutions of the directors of Lunda Alluvial and Lunda Sul recorded the resolutions to enter into the call option agreement by these two companies.

11.13.3.2 The transaction relating to Koketso Angola

The ownership of the rights to the concession situated at Luxinge

In a consultation with Tainton it was explained that the ownership of the concession situated at Luxinge was divided roughly amongst four parties, being:

- Endiama (an Angolan state owned company);
- An Angolan company (a company usually involved in the actual mining of the concessions);
- JCI Limited (providing funding for the concessions); and
- Koketso Angola[224].

Tainton explained that each of the above entities roughly owned a quarter of each concession (he added that in practice, Endiama ended up owning more than a quarter of each concession, which resulted in each of the other parties' percentage of ownership diminishing)[225].

He explained further that a similar contract as that relating that of the concession situated at Dando Kwanza was entered into between the parties[226]. In terms of the contract, JCI Limited was required to provide funding which was to be applied to the mining activities at the concession[227]. Furthermore, the other parties to the contract were not required to fund the concession in any way[228].

---

223 Refer Exhibit 6.13.8
224 As per consultations with Tainton on 4 July 2006 and 29 August 2006
225 As per consultation with Tainton on 4 July 2006
226 Refer Exhibit 6.12.2
227 As per consultation with Tainton on 29 August 2006
228 As per consultation with Tainton on 29 August 2006

It is evident that from a review of the general ledger of CMMS that payments amounting to R3 808 169 were made by CMMS relating to expenses incurred at the Luxinge concession.

The nature of the concession situated at Luxinge

The concession is situated in the Lunda Norte province in Angola and was subject to a geological evaluation prior to the investment by JCI Limited and REC[229]. Tainton explained that the concession was economically viable, but that it was extremely difficult, if not impossible, to accurately value the concession without actually performing mining activities at the concessions[230]. Due to the fact that little or no mining had taken place at the concession, he was not satisfied with the amount agreed on to purchase Koketso Angola's interest in the concession, being R24 401 500(i.e. 1 319 000 shares issued at R18.50 per share), as this valuation might not have been an accurate reflection of the economic potential of the concession[231].

The potential economic viability of the Luxinge concession is evidenced in a memorandum drafted by Tainton and addressed to RB Kebble and Buitendag on 8 June 2005, which details the concessions, *inter alia*, at Luxinge[232].

Furthermore, Tainton explained that he and Bryans, representing JCI Limited, negotiated on behalf to Koketso Angola, with Endiama to secure the 24% interest in the Luxinge concession[233]. Tainton also indicated that Koketso Angola did not expend any amount in securing the above interest in the concession[234].

229 As per consultation with Tainton on 4 July 2006
230 As per consultation with Tainton on 4 July 2006
231 As per consultation with Tainton on 4 July 2006
232 Refer Exhibit 6.12.3
233 As per consultation with Tainton on 29 August 2006
234 As per consultation with Tainton on 29 August 2006

The incorporation of Koketso Angola

It is apparent that Koketso Angola did not exist at 21 June 2004, being the date of the abovementioned published notice, as on 5 July 2004 Kim Long of Koketso Holdings sent an e-mail to *inter alia* Beale wherein which Long requested Beale to establish whether Koketso Angola had in fact been incorporated, since her earlier enquiries relating to the same had revealed that Beale and Bryans, at 28 June 2004, were not aware of the incorporation of the company[235]. Beale forwarded the abovementioned e-mail from Long to Buitendag and stated "*Please will you speak to Brett and inform me of what we are going to tell them.*"[236].

On 8 July 2005, Long addressed a letter to RB Kebble which records that she could find no record of Koketso Angola having been incorporated in South Africa[237].

This prompted Long to negotiate a further agreement with JCI captioned "*Sale of Shares Agreement between Dali David Tambo, Adelaide Frances Tambo, Limitless Investments (Pty) Ltd and JCI Limited*"[238]. We however did not locate a signed copy of this agreement.

In terms of this agreement, JCI agreed to purchase the entire issued share capital of Koketso Capital, which purportedly held a 24% interest in the Luxinge diamond concession[239]. The effective date of this agreement would have been 20 July 2004, notwithstanding the fact that the document was only created on 8 July 2005[240]. The purchase price for the shares in Koketso Capital was R11 million (plus interest), which was to be paid by JCI[241].

It is noteworthy that Tambo had entered into a prior loan agreement with JCI during September 2003 in terms whereof JCI lent Tambo an amount of R4.2-million[242]. It appears that this loan was utilised *inter alia* for geology costs. Furthermore, this loan has not been repaid by Tambo.

[235] Refer Exhibit 6.13.24
[236] Refer Exhibit 6.13.24
[237] Refer Exhibit 6.13.25
[238] Refer Exhibit 6.13.26
[239] Refer Exhibit 6.13.26
[240] Refer Exhibit 6.13.26
[241] Refer Exhibit 6.13.26
[242] Refer to section 10.7 above

In addition to the above, Tambo borrowed 11 million ordinary listed JCI shares from CMMS. The termination date of the agreement was 31 August 2005[243]. To date, Tambo has not returned the shares or reimbursed CMMS with the value of the shares[244].

The purchase by REC of the mining rights license in Luxinge from Koketso Angola

On 18 June 2004, Beale certified an extract of a resolution of the directors of REC, recording a resolution to the effect that REC would issue 1 373 000 ordinary shares in the issued share capital of REC to Koketso Angola[245].

We found a document purporting to be a sale of mining rights agreement by and between Koketso Angola and REC. It appears that this document was signed by Buitendag, on behalf of REC[246]. We do not know the identity of the person who signed this agreement on behalf of Koketso Angola.

The document recorded an agreement between the parties to the effect that REC purchased from Koketso Angola a 24% interest in the Luxinge alluvial diamond mining license situated in the Lunda Norte province of Angola. REC would issue 1 319 000 Randgold ordinary shares at R18,50 per share in consideration for the above[247]. In terms of the agreement, these shares were to be delivered to Koketso Angola within ten business days from the date upon which the contract was signed[248]. The last page of the document reflected a signature date of 18 June 2004, in manuscript[249].

On 21 June 2004, a letter was addressed to the General Manager of the Listings Division of the JSE, wherein which REC applied for the listing of 5,690,000 ordinary shares in respect of inter alia the Sale of Mining Rights Agreement by Koketso Angola and REC, in terms of which 1 319 000 ordinary shares at R18.50 were to be issued to Koketso Angola[250].

243 Refer to section 10.7 above
244 Refer to section 10.7 above
245 Refer Exhibit 6.13.27
246 Refer Exhibit 6.13.28
247 Refer Exhibit 6.13.28
248 Refer Exhibit 6.13.28
249 Refer Exhibit 6.13.28
250 Refer Exhibit 6.13.29

REC share certificate number 63349, dated 22 June 2004, was issued to Koketso Angola, recording that 1 319 000 ordinary listed shares in the issued share capital of REC were issued to Koketso Angola[251].

A blank share transfer form (CM 42) was attached to the abovementioned REC share certificate, recording that, at 28 June 2004, Koketso Angola were to transfer the shareholding of 1 373 000 REC shares to a third party[252]. The signature appearing on this document appears to be the same as that of the person who signed the abovementioned sale of mining rights agreement on behalf of Koketso Angola[253]. The name(s) of the third party(s) to whom the shares were to be transferred were not entered on the share transfer form[254].

On 28 June 2004, Beale requested Van Zyl to dematerialise the share certificate belonging to Koketso Angola[255].

11.13.3.3 The transaction relating to Quantum

The ownership of the rights to the concession situated at Somba Sul

Bryans informed us that the ownership of the above concession was divided roughly amongst three parties, being:

- Endiama;
- Mineral Density Group ("MDG"), who had negotiated a joint venture with Endiama to mine the concession; and
- An Angolan company[256].

Bryans stated further that MDG entered into an agreement with REC, whereby which REC issued shares to Quantum in order to provide funding to MDG (it appears that MDG is the sole shareholder of Quantum, and the individuals representing MDG are, in fact, the same individuals representing Quantum)[257]. Therefore, in this instance JCI Limited and its subsidiaries played no part in funding the mining operations at the concession.

---

[251] Refer Exhibit 6.13.30
[252] Refer Exhibit 6.13.31
[253] Refer Exhibit 6.13.31
[254] Refer Exhibit 6.13.31
[255] Refer Exhibit 6.13.32
[256] As per telephone consultation with Bryans on 29 August 2006
[257] As per telephone consultation with Bryans on 29 August 2006

Despite the above, CMMS made payments amounting to R132 434 relating to expenses incurred at the Somba Sul concession.

The nature of the concession situated at Somba Sul

The concession is situated in the Lunda Sul province in Angola and was subject to a geological evaluation prior to the investment by JCI Limited and REC. Tainton explained that the concession was economically viable, but that it was extremely difficult, if not impossible, to accurately value the concession without actually performing mining activities at the concessions[258]. Due to the fact that little or no mining had taken place at the concession, he was not satisfied with the amount agreed on to purchase Quantum's interest in the concession, being R24 400 500 (i.e.1 373 000 shares issued at R18.50 per share), as this valuation might not have been an accurate reflection of the economic potential of the concession[259].

The potential economic viability of the Somba Sul concession is evidenced in a memorandum drafted by Tainton and addressed to RB Kebble and Buitendag on 8 June 2005, which details the concessions, *inter alia*, at Somba Sul[260].

The incorporation of Quantum

It is apparent that Quantum did not exist at the of the abovementioned public notice published on 21 June 2004, as on 7 July 2004, Beale advised Van Straaten, in an e-mail, that the name of Quantum had to be reserved for a shelf company named and styled Move-On-Up 209 (Pty) Limited[261]. The abovementioned e-mail also recorded that the directors were to be "*Lazarus*" and "*Experience*", appointed on 28 May 2004, and MDG would be the shareholder of this company, the shares to have been issued on 28 May 2004 (the identity of "*Lazarus*" and "*Experience*" is provided below)[262]. Due to the fact that we did not locate any evidence, held in the public domain, recording that *"Quantum African Mining (Pty) Ltd"* was in fact incorporated, it appears that Quantum African Mining (Pty) Ltd was not incorporated. It rather appears that a company named and styled Quantum Facility for African Value Mining Resources (Pty) Ltd was incorporated in its place[263]. The company profile of Quantum Facility for African Value Mining Resources (Pty) Ltd recorded that the shares to be issued to MDG, as *per* Beale's correspondence with Van Straaten on 7 July 2004, were never issued to MDG[264].

[258] As per consultation with Tainton on 4 July 2006
[259] As per consultation with Tainton on 4 July 2006
[260] Refer Exhibit 6.12.3
[261] Refer Exhibit 6.12.14
[262] Refer Exhibit 6.12.14
[263] Refer Exhibit 6.13.33
[264] Refer Exhibit 6.13.33

Publicly held information records that Move-On-Up 209 (Pty) Ltd changed its name to Quantum Facility for African Value Mining Resources (Pty) Ltd on 31 May 2005[265].

The abovementioned company profile records that the directors of Quantum Facility for African Value Mining Resources (Pty) Ltd were, at that date, Ayanda Dlodlo, Dennis Jacobus Bishop, Experience Zikalala and Lazarus Musandiwa[266].

The purchase by REC of the mining license in Somba Sul from Quantum

On 18 June 2004, Beale certified an extract of a resolution of the directors of REC, recording a resolution to the effect that REC would issue 1 373 000 ordinary shares in the issued share capital of REC to Quantum[267].

We found a document purporting to be a sale of mining rights agreement by and between Quantum and REC[268]. It appears that this document was signed by Buitendag on behalf of REC[269]. We did not establish the identity of the person who signed the agreement on behalf of Quantum. The document recorded an agreement between the parties to the effect that REC purchased from Quantum a 20% interest in the Somba Sul alluvial diamond prospecting concession situated in Lunda Sul province of Angola from Quantum for the issue of 1 373 000 REC ordinary shares at R18,50 per share[270]. These shares had to be delivered to Quantum within ten business days from the date upon which the contract was signed[271]. The last page of the document reflected a signature date of 18 June 2004, in manuscript[272].

On 21 June 2004, a letter was addressed to the General Manager of the Listings Division of the JSE, wherein which REC applied for the listing of 5 690 000 ordinary shares in respect of *inter alia* the Sale of Mining Rights Agreement by Quantum and REC, in terms whereof 1 373 000 ordinary shares at R18.50 were to be issued to Quantum[273].

265 Refer Exhibit 6.13.34
266 Refer Exhibit 6.13.33
267 Refer Exhibit 6.13.35
268 Refer Exhibit 6.13.36
269 Refer Exhibit 6.13.36
270 Refer Exhibit 6.13.36
271 Refer Exhibit 6.13.36
272 Refer Exhibit 6.13.36
273 Refer Exhibit 6.13.29

REC share certificate number 63361, dated 22 June 2004, was issued to Quantum, recording that 1 373 000 ordinary listed shares in the issued share capital of REC was issued to Quantum[274].

A blank share transfer form (CM 42) was attached to the abovementioned REC share certificate, recording that, at 28 June 2004, Quantum would transfer the shareholding of 1 373 000 REC shares to a third party[275]. The signature appearing on this document appears to be the same as that of the person who signed the abovementioned sale of mining rights agreement on behalf of Quantum[276]. The name(s) of the third party(s) to whom the shares were to be transferred were not entered on the share transfer form[277].

11.13.3.4 Transactions performed by T-Sec

On 8 April 2004, Beale sent Van Zyl a letter requesting him to open a trading account at T-Sec in the name of "*Lunda Sul Holdings (Pty) Ltd*"[278]. We located a further unsigned letter by Perrevos on behalf of Lunda Sul, requesting Chivers to open a trading account at T-Sec on behalf of Lunda Sul[279]. A T-Sec discretionary mandate was signed by Perrevos on behalf of Lunda Sul on 6 April 2004[280]. Although Perrevos signed this mandate, it was confirmed with Beale that she was instructed by the previous directors of REC and JCI to instruct Van Zyl to transfer the shares to various trading accounts at T-Sec.

An analysis of this account records that 5 160 000 REC shares were sold from the trading account during the period 8 April 2004 to 14 October 2004 for a total consideration of R86 158 365.94. Included in the amount of 5 160 000 REC shares sold during the abovementioned period, were 200 000 REC shares which were transferred from the T-Sec trading account of Trans Benguela Logistics to the Lunda Sul account on 11 October 2004. These shares were sold in the market.

A complete analysis of the transactions performed on behalf of Lunda Sul indicates the following:

274 Refer Exhibit 6.13.37
275 Refer Exhibit 6.13.38
276 Refer Exhibit 6.13.38
277 Refer Exhibit 6.13.38
278 Refer Exhibit 6.13.39
279 Refer Exhibit 6.13.40
280 Refer Exhibit 6.13.41

Share	Transaction	Number of shares purchased or sold	Amount R
REC	Sales	5 160 000	86 158 365.94
JCD	Sales	2 725 606	1 102 268.07
JCD	Purchases	3 797 575	(1 354 539.71)
WAR	Sales	37 204	850 992.35
WAR	Purchases	44 385	(992 750.96)
AFL	Sales	1 800 000	3 157 167.00
AFL	Purchases	1 800 000	(2 087 667.98)
GFI	Purchase	10 000	(687 655.17)
			86 146 179.54

The proceeds from the sale of these shares were paid to the following various bank accounts:

Bank	Account number	Beneficiary	Amount R
Standard Bank	000035386	RB Kebble	30 810 000
Standard Bank	020581548	Tuscan Mood	22 800 000
Standard Bank	022686010	Gullivers Travel	8 000 000
First National Bank	62053193331	JCI Resources	4 200 000
Unknown	51111664970	National Airways	6 400 000
			72 210 000

Furthermore, cash amounts aggregating R15 500 000 were transferred to the Alibi Props trading account at T-Sec. Evidently, thus, none of the proceeds of these shares benefited JCI.

11.13.4 Implication of the transactions

As mentioned above, it is contended by REC that they received no value from the issuing of shares to the various parties and that in order to regularise their positions it was necessary for REC to purchase the equivalent amount of shares in the market at a combined cost of R87 720 000, and thereafter cancel the allotment of shares, thereby reducing its authorised share capital. The combined amount is made up by the following:

- R38 556 000 for the purchase of 2 268 000 REC shares;
- R22 423 000 for the purchase of 1 319 000 REC shares;
- R23 341 000 for the purchase of 1 373 000 REC shares; and
- R3 400 000 for the purchase of 200 000 REC shares.

From the above it is evident that the following should be considered in respect of REC's claims:

- The transactions were exploration type transactions which accorded with the main business of REC;
- REC's shareholders effectively funded the transactions and they were so advised in the announcement;
- Due to the nature of the concessions purchased, they had no determinable value at the time of the transactions and such was disclosed to the shareholders where it was disclosed that the transactions would dilute their shareholding;
- If developed, these concessions could generate a return to REC and shareholders were advised thereof;
- That the transactions, because they were funded by REC's shareholders, had no effect on the assets and liabilities of REC; and
- The fact that JCI Limited spent some R50.7 million on these concessions seems not to accord with the REC claim that the transactions were simulated.

11.14 The sale of REC shares issued to Trans Benguela

11.14.1 Background

As mentioned above, on 21 June 2004, REC published a notice captioned "*Acquisition of various strategic prospecting licenses, mining licenses, and mining assets in Angola*", relating to the acquisition of four alluvial diamond prospecting and mining licenses. The effective date of these transactions would have been 23 June 2004 and the acquisitions were described in the following manner[281]:

"-the Koketso Angola Joint Venture ("Koketso") – a 24% interest in the Luxinge alluvial diamond mining license situated in the Lunda Norte province of Angola from Koketso for the issue of 1 319 000 Randgold ordinary shares at R18,50 per share; and

-Masupatsela Angola Ventures (Pty) Ltd ("Masupatsela") – a 20% interest in the Dando Kwanza alluvial diamond prospecting concession situated in the BIE province of central Angola from Masupatsela for the issue of 1 492 000 Randgold ordinary shares at R18,50 per share; and

-Quantum African Mining (Pty) Ltd ("Quantum") – a 20% interest in the Somba Sul alluvial diamond prospecting concession situated in Lunda Sul province of Angola from Quantum for the issue of 1 373 000 Randgold ordinary shares at R18,50 per share; and

-Trans Benguela Logistics (Pty) Ltd ("Benguela") – purchase of mining equipment and assets ("the assets") from Benguela for the issue of 1 506 000 Randgold ordinary shares at R18,50 per share.".

The notice further indicated that the net asset value per share of REC would, as a result of the transactions, decrease from R18.48 to R17.21 and that earnings per share would decrease from R3.67 to R3.33. This indicates a dilution of the then shareholders' interest in REC and is achieved because the investments in the concessions had no determinable value at such time. Effectively, REC thus advised its shareholders that it will invest in an asset with no determinable value at that time, that REC would not fund the acquisition cost and that the shareholders of REC were effectively to fund the acquisition by means of diluting their interest in REC.

[281] Refer Exhibit 6.12.1

The said notice *inter alia* reads[282]:

"*For balance sheet purposes, the total purchase consideration has been attributed to the prospecting, mining licences and mining assets of the entities. For income statement purposes and pending completion of the start-up programme, the entities will not be income producing and the acquisitions will thus be earnings dilutionary. On reaching full production, the acquisitions should enhance Randgold's earnings per share.*"

It is therefore evident that the transactions relating to the ostensible purchase of mining equipment from Trans Benguela was part of REC's exploration business and that the finance raised for this ventures was by means of the issuing of fresh REC shares. Consequently, the shareholders of REC funded the transaction, since, it appears, cash was not available. The announcement also recorded that the result of the issuing of shares would result in the interest of REC's shareholders becoming diluted since the investment, at that stage, was not matched in value to the cost of acquisition.

The trading account of Trans Benguela held at T-Sec records that 200 000 REC shares were transferred on 11 October 2004 to the Lunda Sul trading account held at T-Sec. These shares were subsequently sold in the market and have been included in the claim made by REC against JCI relating to thee transactions of Lunda Sul, as set out at Section 6.13 above.

The amount claimed by REC from JCI, in this respect, is R 24 161 000, and appears to be based on the valuation of 1 306 000 REC shares issued to Trans Benguela at R18.50 per share.

The transactions relating to Koketso Angola Joint Venture Company and Quantum African Mining (Pty) Limited are detailed at section 6.13 above, and the transaction relating to Masupatsela Angola is detailed at section 6.12 above.

11.14.2 The transaction

It is apparent that Trans Benguela did not exist at 21 June 2004, being the date of the abovementioned published notice, as on 7 July 2004 Beale requested Van Straaten to have a shelf company, which had been incorporated in 2003, to be reserved for Trans Benguela[283].

[282] Refer Exhibit 6.12.1
[283] Refer Exhibit 6.12.4

Beale also advised Van Straaten that the director of Trans Benguela was to be Deacon Sekibela Mathe ("Mathe"), appointed on 21 July 2003 and that the shares of the company should reflect that they had been transferred to Mathe on 21 July 2003[284].

The company profile of this company recorded that these shares were issued on 5 December 2003 and that the company, which was then named and styled New Heights 576 (Pty) Limited, was incorporated on 3 December 2003[285]. It is therefore likely that REC did not provide the shelf company, as suggested by Beale on 7 July 2004.

It is apparent that New Heights 576 (Pty) Limited had not changed its name to Trans Benguela at the time of the public notice, since on 1 July 2004, a notice of a general meeting of the members of New Heights 576 (Pty) Limited records that a meeting of the members of New Heights 576 (Pty) Limited was to take place on 29 July 2004, during which the change of the name of the company to Trans Benguela was to be discussed[286]. Pursuant to this, on 29 July 2004, the members of New Heights 576 (Pty) Limited resolved to change the name of the company to Trans Benguela[287].

Publicly held information records that the abovementioned change in name only took place on 31 August 2004, well after the transaction took place[288].

Bryans stated that he was not aware of any equipment being purchased from Trans Benguela for any of the diamond concessions in Angola mentioned in the abovementioned public notice and at the Cassanguidi concession. Furthermore, in Bryans's opinion, no mining equipment was purchased from Trans Benguela.

On 24 June 2004, Beale certified an extract of a resolution of the directors of REC, recording a resolution to the effect that REC would issue 1 506 000 ordinary shares in the issued share capital of REC to Trans Benguela in respect of the purchase of equipment[289]. A copy of this resolution records that the meeting was purportedly held on 18 June 2004[290].

284 Refer Exhibit 6.12.4
285 Refer Exhibit 6.14.1
286 Refer Exhibit 6.14.2
287 Refer Exhibit 6.14.3
288 Refer Exhibit 6.14.4
289 Refer Exhibit 6.14.5
290 Refer Exhibit 6.14.5

On 5 August 2004, Van Straaten, on behalf of CMMS who provided company secretarial services to Trans Benguela, sent a letter to Van Zyl requesting that a trading account at T-Sec be opened in the name of Trans Benguela[291]. The letter also reads, "*I enclose original share certificate No.63352 for 1506000 Randgold & Exploration Company Limited shares together with signed CM42*"[292].

We found a document purporting to be an equipment sale agreement by and between Trans Benguela and REC[293]. This agreement was signed by representatives of the parties on 18 June 2004. It appears that this document was signed by Buitendag, on behalf of REC[294]. We do not know the identity of the person who signed this agreement on behalf of Trans Benguela[295].

The document recorded an agreement between the parties to the effect that REC purchased from Trans Benguela equipment, which was listed at Annexure A to the agreement[296]. REC were to issue 1 506 000 REC ordinary shares at R18,50 per share in consideration for the above. In terms of the agreement, these shares were to be delivered to Trans Benguela within ten business days from the date upon which the contract was signed[297].

On 21 June 2004, a letter was addressed to the General Manager of the Listings Division of the JSE, wherein which REC applied for the listing of 5,690,000 ordinary shares in respect of *inter alia* the Sale of Equipment Agreement by Trans Benguela and REC, in terms of which 1 506 000 ordinary shares at R18.50 were to be issued to Trans Benguela[298].

REC share certificate number 63352, dated 22 June 2004, was issued to Trans Benguela, recording that 1 506 000 ordinary listed shares in the issued share capital of REC were issued to Trans Benguela[299].

291 Refer Exhibit 6.14.6
292 Refer Exhibit 6.14.6
293 Refer Exhibit 6.14.7
294 Refer Exhibit 6.14.7
295 Refer Exhibit 6.14.7
296 Refer Exhibit 6.14.7
297 Refer Exhibit 6.14.7
298 Refer Exhibit 6.13.29
299 Refer Exhibit 6.14.8

A blank share transfer form (CM 42) was attached to the abovementioned REC share certificate, and merely records the signature of the party holding the security[300]. The signature appearing on this document appears to be the same as that of the person who signed the abovementioned sale of equipment agreement on behalf of Trans Benguela[301].

An analysis of the transactions, performed by T-Sec on behalf of Trans Benguela, indicates that the REC shares were not sold, but were rather transferred to other trading accounts at T-Sec and another account at a stockbroker. An analysis of the account indicates the following:

- On 16 September 2004, a further 142 000 REC shares were transferred into this account (we did not establish the underlying transaction for this transfer of shares, which appears to be unrelated to the transaction discussed in this section);

- On 11 October 2004, 200 000 REC shares were transferred to the trading account of Lunda Sul at T-Sec;

- On 26 October 2004, 200 000 REC shares were transferred to a trading account at SA Stockbrokers. On 22 October 2004, Beale sent an e-mail to Van Zyl requesting him to transfer 200 000 REC shares to SA Stockbrokers[302]. We were informed that the account into which the shares were transferred was that of "*Robinson Deep Investments*";

- On 5 November 2004, 327 000 REC shares were transferred to the trading account of Alibi Props. On 5 November 2004, Beale sent an e-mail to Van Zyl which reads, "*At the request of Brett Kebble, please transfer 327 000 Randgold & Exploration Company Limited ("RNG") shares from account no.946772 to the Alibi Prop's account immediately and proceed to sell them.*"[303].

- On 22 November 2004, 280 000 REC shares were transferred to the trading account of Alibi Props. On 22 November 2004, Beale sent an e-mail to Van Zyl which reads, "*At the request of Mr RB Kebble, please transfer 280 000 Randgold shares from the Trans Benguela Logistics Account....to the Alibi Prop's account and proceed to sell the shares.*"[304]; and

300 Refer Exhibit 6.14.9
301 Refer Exhibit 6.14.9
302 Refer Exhibit 6.14.10
303 Refer Exhibit 6.14.11
304 Refer Exhibit 6.14.12

- On 24 December 2004, 641 000 REC shares were transferred to the trading account of Consolidated Investments (account number 648410).

An analysis of the Consolidated Investments account records that 641 000 REC shares were received into the account during December 2004[305]. The balance of REC shares, held in this account prior to the abovementioned transfer of shares, was nil[306]. During January 2005, 275 035 REC shares were sold for a total consideration of R3 019 087.97 and during February 2005, 147 500 REC shares were sold for a total consideration of R182 660.04[307]. It appears from a review of the Consolidated Investments trading account that these funds were either used to lend to WAL, or to place the money on call account for scrip lending agreements[308].

The Consolidated Investments trading account records that, at March 2005, 168 465 REC shares are still held in the account[309].

We have seen no evidence of a loan agreement having been entered into by and between CMMS, who sold the shares and who currently also hold 168 456 REC shares, and Trans Benguela.

11.14.3 Implication of the transaction

Depending on whether a representative of Trans Benguela signed the share transfer form or not, the use of the shares, issued to Trans Benguela, may or may not have been with the authority of Trans Benguela.

Furthermore, and in particular, we did not establish any benefit received by JCI from the above transaction in respect of which it could become liable to REC for such. We also saw no evidence of CMMS having assumed an obligation in respect of such benefit received. Furthermore, we found no evidence indicating that the assets and liabilities of REC were affected by the sale of the REC shares in CMMS's trading account. JCI also appears not to have been a party to the transaction described in this section.

305 Refer Annexure L
306 Refer Annexure L
307 Refer Annexure L
308 Refer Annexure L
309 Refer Annexure L

11.15 93 million Aflease shares acquired in share swap

11.15.1 Background

The REC claim document recorded that, of the 94 million Aflease shares acquired by REC in terms of a shares swap with Aflease, some 93 million Aflease shares were transferred to the trading account of CMMS and were sold there without the authority of REC. The claim is based upon the highest price achieved for sXR shares at a conversion rate of o.18 sXR shares for each Aflease share sold, raising a claim for R930 615 888. The manner in which the claim is calculated is clearly based upon the assumption that, had the Aflease shares not been sold, such would have been available for conversion to sXR shares which could have been sold at the highest sXR share price to the date of the REC claim.

We set out hereunder the evidence we found in respect of the matters relating to the sale of the Aflease shares found in the Consolidated Investments trading account number 648410 at T-Sec and listed the relevant documents at Annexure PA hereto.

11.15.2 The transaction

As early as 10 February 2004, it appears that negotiations were entered into between REC and Aflease for purposes of REC providing funding to Aflease by means of loans and capital. These negotiations were recorded in the following documents:

- Heads of agreement between REC and Aflease, signed on 10 February 2004, in which it was recorded that REC would subscribe for 24 million Aflease shares for a purchase price of R82.5 million and an option for the purchase of a further 24 million Aflease shares at R5 per share. Further, that REC would have the right to subscribe for a further 24 million Aflease shares for a subscription price of R88.5 million and an option to take up a further 24 million Aflease shares at a subscription price of R5 per share. In addition, REC would lend R30 million to Aflease[310]. On 26 February 2004, the contents of these heads of agreement were recorded in an agreement[311]. As far as we could determine, the subscription agreement was not implemented, although the loans were made to Aflease, more fully set out below;

[310] Refer Exhibit 6.15.1
[311] Refer Exhibit 6.15.2

- On 17 March 2004, REC confirmed to Aflease in a letter apparently signed by RB Kebble that REC would underwrite an Aflease rights offer in the amount of R100 million[312]. On 17 May 2004, an agreement between Aflease and REC was signed by *inter alia* RB Kebble on behalf of REC, in which REC undertook to underwrite the Aflease rights issue by R100 million. This appears to have been a commitment in cash by REC. It further appears that Aflease intended to launch the rights issue towards the end of June 2004, which would have required REC to commit cash to the uptake of the rights issued by Aflease[313];

- On 9 June 2004 the Inkwenkwezi transactions was announced (we described this transaction and the requirements thereof on REC at paragraph 11.4) which had implications for the future cash flows of REC[314];

- On 20 July 2004, Marais of Aflease forwarded a draft letter to Buitendag which he wanted Buitendag to address to Aflease in order for Aflease to forward same to Nedbank, Aflease's banker in order to satisfy Nedbank of Aflease's liquidity position. We do not know if this letter was signed by Buitendag, but it recorded the following matters[315]:

    - That REC would issue 10 million REC shares to Aflease in return for Aflease issuing some 100 million Aflease shares to REC and JCI would provide a European style put option to Aflease so that Aflease could put the REC shares to JCI, ostensibly for sale purposes for which JCI would receive a placement fee of 0.5% for each exercise of the option. The effect of this, we assume proposed, transaction was that the same effect would have been obtained as in the previously agreed underwriting agreement in respect of the liquidity of Aflease, but REC would not have been required to pay cash for the rights issue shares of Aflease whilst it appears that the share price of REC could be protected via the placement mechanism embedded in the put option to be granted; and

    - The previously agreed to loan of R30 million by REC to Aflease appears to already have been extended to R40 million at that stage and this draft letter suggested that it be agreed to further increase this loan to some R50 million;

312 Refer Exhibit 6.15.3
313 Refer Exhibit 6.15.4
314 Refer Exhibit 6.15.5
315 Refer Exhibit 6.15.6

- On 29 July 2004, a loan agreement between REC and Aflease was reduced to writing, signed by *inter alia* Buitendag on behalf of REC, having as its effect that REC would lend some R50 million to Aflease, but in effect recording that R40 million had already, at that stage, been lent to Aflease. The agreement also mentioned a share swap agreement to be entered into between REC and Aflease, simultaneously with the entering into of the loan agreement. In terms of the share swap agreement, some 9.4 million REC shares were to be issued to Aflease by REC, which were required to be pledged to REC by Aflease as security for the loans made to Aflease[316]; and

- Whilst we have not yet located a copy of the share swap agreement, we refer to a number of e-mail correspondences recording the fact that REC swapped 9.4 million REC shares issued with 94 million Aflease shares issued by Aflease[317].

Essentially then, the negotiations, mentioned above, culminated in REC lending Aflease some R50 million and REC received some 94 million Aflease shares from Aflease in terms of the share swap between the two companies. We set out hereunder the manner in which these two elements of the transaction between REC and Aflease were treated.

As far as the loan was concerned, we noted that the loan agreement of 29 July 2004 recorded that the amounts of R15 million, on 27 February 2004, R15 million on 15 April 2004, R5 million on 18 June 2004 and R5 million on 12 July 2004 have been lent to Aflease by REC in terms of the loan agreement between the parties. We found source documents at JCI, recording that CMMS physically paid the amounts of R15 million on 27 February 2004 and R15 million on 15 April 2004 to Aflease's bank account and that the accounting staff at JCI considered these payments as loans to REC. Hence, whilst it was an obligation of REC to lend money to Aflease in terms of the above mentioned loan agreement, it is evident that CMMS advance REC the funds with which to make these loans. We have not located source documents for the balance of R10 million, recorded in the loan agreement, as having been paid on 18 June 2004 and 12 July 2004 respectively. In this regard, we determined that CMMS in fact paid a total amount R40 872 751.25 to Aflease. We inspected the books and records of CMMS and established that R40 million comprised payments to Aflease, representing the loans made to Aflease as per the above mentioned loan agreement. The R872 751.25 was a payment for equipment in respect of the Cassangude project, which was a REC transaction as is evident from Annexure N.

[316] Refer Exhibit 6.15.7
[317] Refer Exhibits 6.15.8 to 6.15.10

In respect of the treatment of the 94 million Aflease shares in the Consolidated Investments trading account number 648410 at T-Sec, we attach hereto at Annexure PB a reconciliation detailing the disposition of these shares. Essentially, all these shares were sold during the latter part of 2004 and early 2005. The proceeds of the sale of these shares were confused with the proceeds of the sale of other shares in the Consolidated Investments trading account at T-Sec during this period of time. We noted that, respectively on 1 December 2004 and 31 December 2004, R42 932 812.50 per transaction were paid to Inkwenkwezi in order to fund the Inkwenkwezi transaction with Anglo. In total, some R128 798 437.50 was paid to Inkwenkwezi by CMMS for purposes of funding Inkwenkwezi's obligations to Anglo and some R204 954 871.58 was paid by CMMS to Anglo to fund REC's obligations to Anglo for purposes of acquiring WAR shares from Anglo. It is evident from the cash flow forecast, prepared by Swanevelder, that the Inkwenkwezi transaction posed significant cash flow challenges to REC at around November 2004[318]. This is also evident from the agreement for the sale of the WAR shares to Inkwenkwezi by Anglo. We have also identified the following documents evidencing this predicament at that time:

- On 3 November 2004, Webber Wentzel Bowens, acting for Anglo, advised Inkwenkwezi that they were in default of their payment obligations and recorded that Inkwenkwezi advised that they would also not be able to meet the alternative payment date of 13 December 2004, hence they invited Inkwenkwezi to provide them with a payment solution by 10 November 2004[319];

- On 9 November 2004, Mkwanazi advised Van Straaten and Rasethaba that he needed to be re-instated as a director of Inkwenkwezi due to the funding problems experienced by Inkwenkwezi and that he would again step down when such funding problems were resolved[320];

- On 29 November 2004, Nortier of Aflease addressed an e-mail to Lamprecht, Buitendag, RB Kebble and Froneman in which he criticised the selling of Aflease shares that was taking place at that time without such shares being placed through Aflease, which Nortier alleged prejudiced the share price of Aflease. It is evident that these shares were sold at this time in a manner aimed at generating cash flow and not necessarily to obtain the highest prices for such shares, supporting the inference that REC needed cash at that time[321]; and

318 Refer Exhibit 6.15.11
319 Refer Exhibit 6.15.12
320 Refer Exhibit 6.15.13
321 Refer Exhibit 6.15.14

- On 6 December 2004, Lamprecht advised one Sam Coetzer of Placer Dome and RB Kebble that they were experiencing a cash crunch at that time that has occurred as a result of helping a BEE grouping to make a payment to Anglo in respect of the Inkwenkwezi transaction[322].

From the above it is evident that the Inkwenkwezi transaction placed significant cash flow requirements on REC at the time when the Aflease shares, issued to REC, were sold in the Consolidated Investments trading account. It is evident that, at least part of the purpose of the sale of these shares in the Consolidated Investments trading account was to fund the Inkwenkwezi transaction, as is evident from the payment of some R85 million to Inkwenkwezi from this account in December 2004 alone.

11.15.3 Implications

The evidence, detailed above, indicates that, at around December 2004, REC required significant amounts of cash with which to support the Inkwenkwezi transaction and that the sale of the Aflease shares at that time is indicative of an intention to generate such cash. Provided the fact of the sale of such shares in the Consolidated Investments trading account and the funds transferred from there to Inkwenkwezi, it appears that there was an intention at that time to sell the Aflease shares in order for REC to be able to support the Inkwenkwezi transaction. Such actions and intention appears inconsistent with the calculation method applied by REC in its claim against JCI in respect of these Aflease shares as the calculation method of REC assumes that REC would have kept the Aflease shares to sell same at the time when the shares had their highest price.

11.16 The alleged sale of 500 000 DRD shares

11.16.1 Background

The REC claim recorded that 500 000 DRD shares were misappropriated and disguised by confirmation signed by Stratton indicating that JCI were holding the 500 000 DRD shares as at 31 December 2003 on behalf of REC. The REC claim further indicated that REC entered into a share swap agreement with Slipknot whereby REC agreed to swap 500 000 DRD shares for 14 000 000 JCI shares and that these shares were never received by REC. The claim document does not record anything else against which this claim can be considered.

[322] Refer Exhibit 6.15.15

11.16.2 The transaction

The only reference to 500 000 DRD shares we were able to obtain was contained in an e-mail from Beale to RB Kebble on 18 April 2005[323]. Beale informed RB Kebble in the e-mail that Ultra Registrars informed the auditors that 500 000 DRD shares were transferred to Standard Bank Nominees on 4 December 2003 and that a new certificate number 23735 was issued.

A subsequent e-mail from Martie Kohne at Ultra Registrars to Beale indicates that the DRD share certificate number 23735, registered in the name of Standard Bank Nominees, only recorded 115 931 DRD shares and not 500 000 DRD shares[324].

We asked Stratton about the document that he signed confirming that JCI held 500 000 DRD shared on 31 December 2003 on behalf of REC. Stratton informed us that he had no recollection of the matter.

11.16.3 Implications of the transaction

We obtained no evidence that the 500 000 DRD shares were sold. There is also no evidence that JCI received any benefit. In terms of the share swap agreement, REC should claim the JCI shares they have not received from Slipknot.

11.17 The purported sale of 1 500 000 DRD shares

11.17.1 Background

The REC claim indicated that 1 500 000 DRD shares were purportedly sold by REC on 15 March 2002 for R42 576 771.01 through Tradek. This statement vested in the fictitious Tradek contract note that recorded the transaction[325]. The claim further indicated that the proceeds were purportedly used to settle the first payment of R39 180 000 to ABSA in respect of a debenture facility that was granted during September 2001. The claim against JCI vested in the accounting entries in the records of REC that indicated that the amount was owed to CMMS by ABSA and subsequently as an amount owing by JCI Gold to CMMS.

323 Refer Exhibit 6.16.1
324 Refer Exhibits 6.16.2 to 6.16.4
325 Refer Exhibit 6.17.1

The REC claim stated that CMMS was a party to disguise the theft of the DRD shares by making the payment to ABSA and not reflecting it as an amount owing by REC. Documents, referred to herein, are listed at Annexure RA.

11.17.2 The transaction

A Debenture Roll Over Facility Agreement between ABSA and REC was made on 28 March 2002[326]. The agreement specified that the *"roll over date"* was 28 March 2002 and that REC would, on the roll over date, redeem 30 000 000 of the initial debentures by paying ABSA the nominal value thereof of R30 000 000, together with interest in the amount of R4 620 000. A further capital raising fee of R4 560 000 was also payable to ABSA by REC. The aggregate of the payment REC had to make to ABSA on 28 March 2002 was R39 180 000.

CMMS instructed FNB on 28 March 2002 to transfer R39 180 000 to an ABSA account recorded in paragraph 8.1 of the Debenture Roll Over Facility Agreement between ABSA and REC[327].

11.17.2.1 CMMS accounting records

The payment was recorded in the CMMS accounting records as a debit of R39 180 000 on 28 March 2002 in the account styled "*LOAN – P + 1% - RANDGOLD & EXPLO – ABSA*" with account number 155762[328]. Interest was accrued in the account on a monthly basis. On 1 October 2003 a credit of R53 922 977.67 was processed, leaving a credit balance of R3 327 123.11. The credit balance was however reduced with interest entries in the account to a nil balance on 31 March 2004[329].

The credit of R53 922 977.67 was passed with journal 1069 on 1 October 2003. The account "*LOAN – JCI GOLD*", account number151200, was debited with R50 600 000.00 and "*INTEREST RECEIVED – OTHER*" debited with R3 322 977.67[330].

326 Refer Exhibit 6.17.2
327 Refer Exhibit 6.17.3
328 Refer Exhibit 6.17.4
329 Refer Exhibit 6.17.4
330 Refer Exhibit 6.17.7

11.17.2.2 JCI Gold accounting records

The debit of R50 600 000 in the "*LOAN - JCI GOLD*" account in the CMMS accounting records, was reflected as a credit in the account "*LOAN – CMMS*", account number 151100 in the JCI Gold accounting records on 1 October 2003[331]. On the same day, the credit of R50 600 000 in the account "*LOAN – CMMS*" was debited out and the credit processed on the account styled "*MINERAL RIGHTS*", account number 102010. The "*MINERAL RIGHTS*" account was cleared in the JCI Gold accounting records on 31 March 2005 with journal 9226 when the accounts "*PROV – MINERAL RIGHTS*" and "*REVALUATION OF INV. (ACC133)*" was debited with R49 824 375.00 and R5 011 170 respectively. Hence, the loan due by REC to CMMS, were recorded as a loan due to CMMS by JCI Gold[332].

11.17.2.3 REC accounting records

In the REC accounting records, journal 148 was processed on 31 March 2002[333]. The account "*LISTED INVESTMENTS – TRADING – DRD GOLD*" was credited with the amount of R42 660 000 and the following accounts were debited:

- Input VAT – R21 273.00;
- Debtor – Share Sales (DRD) – R3 396 772.00;
- ABSA Loan – R39 180 000.00; and
- Profit or Loss on Sale – R61 955.00.

The balance in the "*LISTED INVESTMENTS – TRADING – DRD GOLD*" account prior to the credit processed was R141 827 614.97[334].

The source document in respect of the sale of the DRD shares was a Tradek Contract Note, dated 15 March 2002, in respect of account 655050, a trading account for REC at T-Sec. The Contract Note recorded the sale of 1 500 000 DRD shares for R42 750 000. T-Sec confirmed that this transaction did not take place and that the Contract Note was fictitious[335].

331 Refer Exhibit 6.17.8 and 6.17.9
332 Refer Exhibit 6.17.10 to 6.17.12
333 Refer Exhibit 6.17.5
334 Refer Exhibit 6.17.6
335 Refer Exhibit 6.17.1

When the R39 180 000.00 was debited to the ABSA Loan account in the accounting records of REC, the account had a credit balance of R73 934 620.57. The initial credit in the ABSA loan account relates to a loan REC obtained from "Visual Ignition" of R70 000 000. The account was credited with the R70 000 000 on 3 September 2001.

11.17.3 Implications of the transaction

CMMS made the payment of R39 180 000 to ABSA on behalf of REC on 28 March 2002. The accounting entry initially made in the books of CMMS reflects the correct entry that CMMS made the payment on behalf of REC. This amount was transferred to the accounting records of JCI Gold and eventually written of in the *"MINERAL RIGHTS"* account of JCI Gold, although JCI Gold remained a creditor of CMMS, instead of REC.

JCI Gold therefore can institute a claim against REC for the R39 180 000 paid on there behalf on 28 March 2002. Interest on the payment at prime plus one percent, computes to R31 456 196.88, bringing the total claim to R70 639 196.88.

12 The investigation of consultants' expenses paid by CMMS and JCI Gold

We have investigated the consultants listed below. We reviewed the financial position, with specific focus on actual amounts paid by JCI Gold and CMMS for the financial years 2004 to 2006. We consulted with various role players in order to establish the contractual relationship as per the documentation provided to us, in addition to the actual relationship.

12.1 Abongile Consultancy

12.1.1 Background

A statutory search performed on Abongile reflected that there was a number of entities styled Abongile. We understand that Yengeni was a director of Abongile Consultancy.

Accordingly, we presented Yengeni with a list, on which the names of various Abongile entities appeared, whereafter he indicated that Abongile Policy and Management (registration number, 2003/007629/07) was his company. Based on his assertion, we conducted a background search and it reflected that he is not a director of this particular entity. All subsequent attempts to contact him have been unsuccessful. It appears from a statutory search that Yengeni was listed as a director of three other companies, which are not subject to our review.

We have obtained an original invoice for Abongile Consultants for August 2003 and noted that the invoice reflected charges relating to the Boschendal development[336].

12.1.2 Contractual relationship

We could not locate any written contract between Abongile, on the one part, and JCI Limited, CMMS or RB Kebble, on the other part.

12.1.3 Actual relationship

Yengeni revealed to us that, during 2003, he approached RB Kebble and advised him that his (Yengeni's) funds have been exhausted due to the legal matter in which he was involved and that he was in need of financial assistance.

[336] Refer Exhibit 7.1.3

RB Kebble agreed to assist him financially and offered to pay his legal fees. RB Kebble committed to provide him with money on a monthly basis on condition that Yengeni, *inter alia*, assisted with certain BEE deals, the terms of which Yengeni accepted[337]:

- According to Yengeni, RB Kebble agreed to assist in respect of the following:
  - To pay his legal fees to Mallinicks, relating to the arms deal matter, and to Fink Attorneys, relating to a complaint being lodged against him at the Public Protector;
  - To pay a monthly consulting fee of R60 000;
  - To purchase of a motor vehicle for him; and
  - To pay his expenses in respect of travelling and accommodation for the legal matters mentioned above.
- The agreement was not in writing;
- He received payments of R60 000 per month for the period from an unspecified date during 2003 to December 2004, whereafter RB Kebble informed him that he (RB Kebble) was experiencing financial constraints and ceased the payments;
- Yengeni only submitted invoices for the first three months, whereafter it was indicated to him that it was not necessary any longer. Yengeni was not specific on who instructed him not to submit invoices; and
- He also received a vehicle as agreed with RB Kebble. Yengeni explained that he traded his Volvo in as a deposit on the new vehicle provided to him.

Yengeni confirmed that RB Kebble paid the legal fees as was agreed between them, which also included expenses in respect of travelling and accommodation related to these matters.

Yengeni explained that, during the period in which he received consulting fees, he was involved in a number of projects which included the following:

- To build a Justice Centre in Goodwood;
- Buying of the Pollsmoor land in order to relocate the prison and then use the land for residential purposes; and

[337] As per discussion with Yengeni

- Mining ventures in Zimbabwe, during which he met with the governments of both South Africa and Zimbabwe.

After showing Yengeni a copy of an invoice, dated 24 March 2005, he confirmed that the last payment he received was during December 2004. We have not established why invoices were generated in March 2005 when Yengeni indicated that he received his last payment during December 2004.

Yengeni further indicated that Stratton was aware of the agreement with RB Kebble. Yengeni confirmed that he reported verbally to RB Kebble on a regular basis.

Stratton confirmed that he was aware of the agreement between RB Kebble and Yengeni. However, Stratton explained that he only discovered that Yengeni received a Land Rover vehicle through Friedshelf after becoming involved in the administration of RB Kebble's estate[338].

We have examined various documents, which appear to suggest that Yengeni provided services to JCI Limited in respect of the above-mentioned projects, the detail of which is described at paragraph 12.15 *infra*.

12.1.4 Financing of Yengeni's car

It appears from a document, dated 4 September 2003, that an enquiry was made by Yengeni relating to the settlement amount of his 2000 Volvo C70 model[339].

As stated *supra*, Yengeni informed us that he traded his Volvo in on the new vehicle, which was purchased for him. He also stated that the financing of the new vehicle was borne by an entity named Friedshelf[340].

It was recorded in an unsigned memorandum, dated 25 September 2003 (author unknown) and addressed to Ncwana, that[341]:

---

338 Refer consultation with Stratton
339 Refer Exhibit 7.1.4
340 Refer consultation with Yengeni
341 Refer Exhibit 7.1.5

".. Tony's vehicle will be owned by Friedshelf 350 (Pty) Limited.

The director of Friedshelf 350 (Pty) Limited is yourself ...."

Orman & Associates confirmed, in a fax dated 10 November 2003, that JCI Limited was the sole shareholder of Friedshelf 350[342]. It appears from information recently obtained from public available searches that Friedshelf 350 was a private company with registration number 2003/021425/07 and that the sole director of the company was Ncwana.

Ncwana indicated that the instalments of the Land Rover vehicle were paid by Friedshelf 350[343].

Ncwana indicated to us that RB Kebble requested him to join him as a director of Friedshelf. Ncwana explained that, although listed as a director, he was not actively involved in the company. He only signed documents presented to him by Griffiths.

12.1.5 Financial information/payments

We noted a number of invoices of R60 000.00 each for the period July 2003 until April 2005[344]. We could not establish who issued the invoices. The total of the aforesaid invoices amounted to R1 320 000.00. Yengeni told us that he only received payments amounting to R1 080 000.00 for the time frame July 2003 to December 2004. This is not supported by the facts.

We were unable to trace any payments made to Abongile and Yengeni by CMMS and/or JCI Gold.

Stratton provided us with a schedule of cashbook transactions pertaining to the Standard Bank account of RB Kebble. We did not verify any of the entries appearing on this schedule as it was apparently prepared by the accountant of RB Kebble and neither have we viewed the source documents it was prepared from or any of the payments made in this regard.

According to our analysis of the list and, based on the inscription relevant to the name of Yengeni, it appears that payments of R120 000.00 in total may have been made by RB Kebble to Yengeni. The cashbook of RB Kebble is also described in more detail at paragraph 12.16.4 *infra*.

[342] Refer Exhibit 7.1.2
[343] As per consultation with Ncwana
[344] Refer Exhibit 7.1.6

Stratton provided us with contradictory information. Initially, he indicated to us that he did not know how Yengeni was paid[345]. Subsequently, he informed us that Poole was used as a medium to process payments to Yengeni[346].

Poole confirmed that he made payments to Yengeni on RB Kebble's instruction from the Tuscan Mood bank accounts. He also confirmed that he was not aware of any written agreement between Abongile and RB Kebble[347].

During a consultation with Stratton, we were provided with a list of payments which were made to contractors. Stratton furthermore said to us that he obtained this list from the desk of RB Kebble after his death. The said list has an inscription at the top, which is styled *"loan account"* and accordingly we will in future refer to it as the schedule styled *"loan accounts which were provided to us by Stratton"*. The above said schedule is indicative of a payment, or payments, made to a party named *"Tony Yengeni"* for an amount of R1 140 000.00.

We furthermore noted that the total amount, paid in respect of legal fees for Yengeni, was R879 061[348].

12.1.6 Authorisation

It appears that RB Kebble authorised payments made to Abongile/Yengeni in respect of consultancy fees claimed, in particular those processed by Poole to Yengeni[349].

It further appears that Stratton authorised the payments made to attorneys in respect of legal fees[350].

12.1.7 Benefit to JCI Limited

Yengeni indicated that, as at the stage of RB Kebble's death, he (Yengeni) facilitated all the relevant ministerial support, except that of the Minister of Finance, for JCI Limited related entities and that that was the benefit derived by JCI Limited from the contractual relationship with him. RB Kebble has however passed away long after Yengeni received such payments.

345 As per consultation with Stratton on 14 December 2005
346 As per consultation with Stratton on 20 January 2006
347 As per consultation with Poole
348 Refer Exhibit 7.1.1
349 As per consultation with Poole
350 As per consultation with Vieira

12.2 Capacity Building

12.2.1 Background

It appears from information obtained from public available searches that Capacity Building was a private company with registration number is 1997/006617/07 and that its main purpose of business was described as import and export. Ntsele appears to be the sole director of Capacity and he advised us that Capacity was a communications company that specialised in issues pertaining to crisis management. Ntsele indicated that he was hired by RB Kebble at a time when JCI Limited and its group of companies were investigated by the FSB and were enduring substantial negative publicity[351].

12.2.2 Contractual relationship

Capacity entered into a written consulting agreement with RB Kebble and the JCI Limited group of companies on 12 September 2001, effective July 2001 to June 2002 and which was considered for renewal at the end of March 2002. The contract, *inter alia,* provided that Ntsele would provide communication counselling services to RB Kebble and the parties agreed to remunerate Ntsele with a fee of R100 000.00 per month, excluding VAT[352].

12.2.3 Actual relationship

Ntsele acted as consultant to RB Kebble and provided communications counselling services as well as performing intelligence services to RB Kebble. He advised that he provided his services exclusively to RB Kebble and could only undertake additional assignments with the approval of RB Kebble[353].

Ntsele further advised that the contract was verbally renewed for an indefinite period and that the fee was also increased to R200 000.00 per month, excluding VAT. Ntsele was not prepared to reveal names of references who assisted him, as he was of the opinion that it would affect his professional relationship with these individuals. We can confirm that, with effect from September 2003, Ntsele's consultancy fee increased to R200 000.00 per month, excluding VAT.

[351] As per consultation with Ntsele on 2 February 2006
[352] Refer Exhibit 7.2.2
[353] As per consultation with Ntsele on 2 February 2006

Both Stratton and Poole confirmed that Ntsele performed the above referred to services on behalf of JCI Limited and RB Kebble.

Gray terminated the public relation services, provided by Ntsele to the JCI Limited group of companies, on 24 November 2005[354].

12.2.4 Financial information/payments

We noted invoices for the period April 2003 to December 2005, aggregating R6 740 000.00 (VAT inclusive) [355]. The consultancy fee, charged by Capacity Building until September 2003, amounted to R114 000.00 per month[356]. With effect from October 2003 until December 2005, the consultancy fee increased to R228 000.00 per month, which is an increase of 100% if compared to previous monthly invoices paid[357].

Total payments to Capacity Building amounted to R6 209 137. This amount includes an amount of R1 400 000.00, paid to Ntsele as a settlement. A further R30 000.00 was paid to Capacity Building on 3 September 2003, which appears to relate to a donation by JCI Limited on Capacity Building's behalf to The Sports Trust Golf Challenge[358].

However, according to Morton, JCI Limited and Capacity Building reached a settlement during November 2005, after which there was no further outstanding financial obligation to Capacity Building. Morton Iprovided us with an unsigned letter, confirming this arrangement[359].

In terms of the settlement, JCI Limited paid Capacity Building R1 400 000. Ntsele further advised that he received bonus payments from RB Kebble aggregating approximately R1 600 000.00 during their entire professional relationship.

In addition, Ntsele explained that RB Kebble personally paid him at least three monthly retainers, since JCI experienced financial difficulties. At the time of writing we were not yet able to confirm his version of the settlement amount.

We cannot exclude the possibility that the R1 600 000, mentioned above, forms part of the payments by RB Kebble, dealt with at paragraph 12.16.

[354] Refer Exhibit 7.2.3
[355] Refer Exhibit 7.2.4
[356] Refer Exhibit 7.2.1
[357] Refer Exhibit 7.2.1
[358] As per consultation with Ntsele on 2 February 2006
[359] Refer Exhibit 7.2.3

12.2.5 Authorisation

It appears from the majority of invoices that the two group accountants of CMMS, namely Swanevelder and De Beer, authorised the transfer of funds to Capacity Building.

We noted that payment authorisation for payments made to Capacity Building were done by various individuals. Although we do not profess to be examiners of disputed documents, the CMMS/JCI Gold transfer of funds forms are indicative that:

- Poole;
- De Beer; and
- Swanevelder

were signatories to the document and we therefore accept that the signatures, appearing on the said forms, were in fact that of the aforesaid individuals.

12.2.6 Benefit to JCI Limited

Ntsele advised that his services were of substantial benefit to JCI Limited and that it reduced the number of instances in which JCI Limited and its stakeholders would have been subjected to pressure within the media, considerably.

It further appears from our interviews that Capacity Building performed public relations services to JCI Limited and RB Kebble. It is evident from the agreement that Capacity Building assisted not only JCI Limited but also RB Kebble in his personal capacity[360].

The schedule of cashbook transactions, obtained from Stratton, is indicative of payments made to Ntsele for an amount of R2 330 000 as described in more detail at paragraph 12.16 *infra.*

The schedule styled *"Loan accounts"*, which was provided to us by Stratton, reflects a party named *"Dom Ntsele"* for an amount of R2 250 000.00.

During consultation with Poole, he explained that payments were made from Tuscan Mood. We did not verify whether there is any relation between the schedule, provided by Stratton, and the payments processed by Poole.

[360] As per consultation with Stratton on Poole

12.3 Central National Security Group

12.3.1 Background

It appears from information obtained from public available sources that CNSG was a private company. The directors of CNSG were recorded as:

- Clinton Ronald Nassif; and
- Collin Stephen Sander.

The nature of business of the company is reflected as investigation and security activities.

12.3.2 Contractual relationship

Bailey stated that she maintained a contract register of all contracts entered into by JCI Limited and its subsidiaries. Bailey stated that she had no records of any contracts or consultancy agreements entered into between JCI Limited companies and CNSG[361]. Sander informed that there was a written agreement between CNSG and JCI Limited. The agreement was, according to Sander, signed during 2005 and expires during 2007[362]. The agreement, according to Stratton, was initially signed by him and, thereafter, the renewal clauses were signed by Buitendag during March or April 2005[363].

We found no documented evidence of an agreement between JCI Limited and CNSG.

12.3.3 Actual relationship

Stratton stated that the contract for the provision of security guards was changed to CNSG after the previous contractor, BOSASA, became disorganised[364]. Stratton also confirmed that the provision of security guard services at senior JCI Limited personnel's residences and the JCI Limited offices were being rendered by CNSG.

The monthly charge for providing security guards for various JCI Limited senior personnel, including Stratton and RB Kebble, was R5 800.00 per person, as is *inter alia* reflected on invoice number 162[365]. Guard fees were also included for senior personnel at other related persons, namely, *"RAR Kebble"* and *"Mr Rasithaba"*, as recorded in the aforesaid invoice. The cost pertaining to guards, provided for the other persons, were allocated to such persons' respective loan accounts in the books of accounts of CMMS.

[361] As per consultation with Bailey
[362] As per consultation with Sander
[363] As per consultation with with Stratton
[364] As per consultation with Stratton
[365] Refer Exhibit 7.3.2

Schultz stated that there was a contract between JCI Limited and CNSG. Schultz stated that the rates, charged for the guards, were agreed by Stratton and RB Kebble[366]. Stratton denied having been involved in determining the rates charged by CNSG, stating that Buitendag had been involved in determining the aforesaid rates, which were charged to JCI Limited.

Stratton confirmed that, in addition to the provision of guards. CNSG also conducted certain investigations that were initiated either by himself or by RB Kebble[367]. Stratton stated that the monthly retainer of R300 000.00, as invoiced by CNSG, was for ad-hoc investigation services, which were provided to JCI Limited.

The retainer was invoiced with the description of "*Professional services rendered for the month*"[368]. Stratton stated that one of the investigations that he had requested CNSG to conduct was an investigation on "*George Poole*". Stratton stated that Nassif, Anders and Sabbatini provided verbal feedback on investigations done by CNSG. Sabbatini also stated that one of the assignments, performed by Micromath and invoiced to JCI Limited, was the "*George Poole*" investigation[369]. This is discussed at the section dealing with Micromath at paragraph 12.15 *infra.*

Sander stated that the monthly retainer of R300 000.00 was for investigations performed by CNSG for JCI Limited. The type of investigations varied and included investigations of fraud, theft, robbery, corporate intelligence and profiling of customers. Sander stated that he did not have copies of the reports as these had been handed to Gray[370]. Gray provided us with the report given to him by Sander; this report only detailed the investigations in progress and not all the reports on work done by CNSG.

Sander stated that he had also provided copies of the reports to Stratton on various occasions. Stratton confirmed that he had requested CNSG to perform certain investigations and that he had received verbal feedback on most of these investigations.

366 As per consultation with Schultz
367 As per consultation with Stratton
368 Refer Exhibit 7.3.3
369 As per consultation with Sabbatini
370 As per consultation with Sander

In response to a question on his knowledge of Sabbatini and Micromath, Sander stated that Sabbatini was an associate from another company, that is, Micromath and that Sabbatini was used as a consultant by CNSG to conduct intelligence gathering. Sander further stated that the payments made by JCI Limited to Micromath were for work done on internal investigations at JCI Limited. Sander stated that Stratton had negotiated the use of Micromath to conceal internal investigations. Sander confirmed that the work done by Micromath and invoiced to JCI Limited by Micromath was in fact work done by CNSG[371].

Schultz was asked to explain the charge for *"cell phone"*, reflected on invoice numbers 362 and JC1022[372]. Three separate *"cell phone"* charges are reflected on this invoice for amounts of R8 743.48, R5 934.02 and R6 770.05 for August 2005, September 2005 and October 2005 respectively. Schultz stated that these charges were for investigations relating to the tracing and collection of cellular phone records.

Sander stated that the cellphone costs, reflected on their invoices, were for phones (Nokia 6310) that CNSG arranged for KB Kebble, Stratton and other JCI Limited staff members[373]. Stratton denied that he received any cell phones from CNSG and he stated that he was not aware that the *"cell phone"*, reflected on the invoices, related to cellular phones provided to JCI Limited personnel.

In explaining invoices, reflecting CMMS making payments (deposit's) for vehicles, reflected on invoice number JC1003, Schultz could not provide any explanation and referred us to Sander[374]. Sander stated that RB Kebble or Stratton requested that guards be collected and dropped-off at the various sites and, due to the fact that CNSG did not have vehicles, they could not provide these services, whereupon JCI Limited agreed to assist CSNG by paying the deposits on the vehicles acquired by them for this service[375]. The remaining monthly instalments, according to Sander, were paid by CNSG. Stratton stated that the reason for JCI Limited making these payments may have been to assist CNSG in acquiring vehicles to transport the guards, but he could not recall whether he was party to the negotiations on this matter[376].

371 As per consultation with Sander
372 Refer Exhibit 7.3.4
373 As per consultation with Sander
374 Refer Exhibit 7.3.1
375 As per consultation with Sander
376 As per consultation with Schultz, Sander and Stratton

12.3.4 Payments

The total amount, invoiced by CNSG in respect of consultancy fees and disbursements for the period June 2004 to October 2005, was R7 428 889.48. Of the aforesaid amount, an amount of R973 028.55 was outstanding for payment as at 31 October 2005[377].

12.3.5 Authorisation

The services provided by CNSG were authorised by Stratton.

12.3.6 Benefit to JCI Limited

CNSG provided JCI Limited with security guards and conducted ad-hoc investigations on behalf of JCI Limited.

12.4 Cygnus Marketing CC

12.4.1 Background

Information obtained from public available sources indicates that Cygnus was incorporated in 2002 with registration number 2002/086817/23. The main business of the close corporation was recorded as trade retail. The Close Corporation had two members, namely;

- Johannes Theophile Schalkwijk; and
- Schalkwijk.

At present, Schalkwijk is an employee of REC.

12.4.2 Contractual relationship

Schalkwijk informed us that there were no written agreement between Letseng Diamonds or REC and Cygnus[378].

[377] Refer Annexure FF
[378] As per consultation with Schalkwijk

2395

12.4.3 Actual relationship

Schalkwijk indicated that Cygnus was appointed during October 2003 to provide financial accounting services to Letseng Diamonds. We were informed that Victor Song, then CFO of Letseng Diamonds, authorised the appointment. All the payments to Cygnus were made by CMMS[379].

During April 2005, Cygnus was appointed to provide financial accounting services to REC by Lamprecht. During November 2005, Lamprecht appointed Schalkwijk as the financial accountant of REC and, as a result thereof, REC did not utilise the services of Cygnus any longer.

It therefore appears that Cygnus may have been a personal services company who provided accounting services to Letseng and REC, prior to Schalkwijk having being offered a permanent position at REC.

12.4.4 Financial information

The total amount paid to Cygnus for the period, October 2003 to October 2005, amounted to R847 408, excluding VAT. These payments are summarised[380]. It is evident that all the payments to Cygnus were made by CMMS and that the payments made between November 2003 to June 2005, were debited against the loan account of Letseng in the books of account of CMMS.

12.4.5 Authorisation

With regard to the authorisation of payments to Cygnus, we noticed the following:

- Subject to our standard qualification regarding signature of parties, it appears that payments, made for the period November 2003 to March 2004, were primarily authorised by Swanevelder and/or De Beer and Poole; and
- From April 2004 until October 2005, the payments were made electronically.

[379] Refer Exhibit 7.4.1
[380] Refer Annexure GG

12.5 Edge to Edge

Edge to Edge was a private company of which Stratton was a director. Stratton was using Edge to Edge to invoice CMMS in respect of his consultancy fees.

These payments are reported on at paragraph 12.10 *infra*.

12.6 Finerent

12.6.1 Background

Information obtained from public available sources indicated that Finerent was a close corporation. The members of Finerent were recorded as Leonie Jackson and Clement John Jackson.

12.6.2 Contract

Bailey stated that she had no records of any contracts or consultancy agreements entered into between JCI Limited, or its subsidiaries, and Finerent[381].

We were informed by Jackson that there was a contract for the services rendered by Finerent[382]. Jackson stated that he had given RB Kebble a contract to sign, which contract was signed by RB Kebble on behalf of JCI Limited. Jackson furthermore stated that he had not received or retained a copy of the contract. Jackson stated that, since he reported almost daily to RB Kebble, he was not concerned at not having a signed contract as he was being paid regularly for the services rendered.

Jackson stated that Finerent leased performing services for JCI Limited and that they have submitted a proposal to Gray for the provision of services in future, which proposal was then being considered by JCI Limited.

381 As per consultation with Bailey
382 As per consultation with Jackson

2397

12.6.3 Actual relationship

The type of services rendered by Finerent included the conducting of investigations and gathering and provision of business intelligence to JCI Limited [383]. According to Jackson, the specific services rendered, included the compiling of profiles on individuals and entities at RB Kebble's request and daily search of the JCI Limited offices in Cape Town and Johannesburg for electronic monitoring devices[384]. Jackson stated that he did not have any copies of any reports since he *"discarded"* these reports after RB Kebble's death.

Stratton stated that Finerent was retained by RB Kebble and provided security services, which included searches for electronic monitoring devices at the premises of RB Kebble and at JCI Limited's offices. Stratton stated that Finerent reported personally to RB Kebble and he was not aware of any signed contract with Finerent[385].

12.6.4 Payments

The total amount, invoiced by Finerent for the period April 2003 to October 2005, was R8 978 296.61[386]. The amount, outstanding to Finerent as per the general ledger of CMMS on 31 October 2005, was R203 549.28[387].

12.6.5 Authorisation

According to Stratton, the services of Finerent were authorised by RB Kebble. Stratton also stated that the JCI Limited board members were aware of the services being rendered by Finerent[388].

12.6.6 Benefit to JCI Limited

Jackson stated that the services rendered, were for JCI Limited related issues and not for the personal benefit of RB Kebble. He also stated that feedback was provided to RB Kebble in verbal format and, in some instances, written reports were produced.

383 Refer Exhibit 7.6.1
384 As per consultation with Jackson
385 As per consultation with Stratton
386 Refer Annexure CCC
387 Refer Annexure CCC
388 As per consultation with Stratton

Security services were rendered by Finerent and, based on the admission of Stratton, the board members were aware of the nature of such services. However, from the limited information made available to us, we are unable to determine whether these services were in fact rendered at the frequency claimed by Jackson.

In addition, we cannot exclude the possibility that some of the profiling and business intelligence was done in respect of the dispute with DRD.

12.7 Retrospective 81 CC trading as Geta Fish

12.7.1 Background

Information, obtained from public available sources, indicated that Geta Fish was a close corporation with registration number 2002/017955/23 and had its main purpose of business as the export of sword and tuna fish.

Jason Burgess was the only registered member of Geta Fish. Burgess was initially contracted as a consultant to JCI Limited until SAFCO was formed, whereafter he provided consulting services to SAFCO.

12.7.2 Contractual relationship

Burgess subsequently indicated that no written contractual agreement with either JCI or SAFCO existed. We were not presented with an agreement between JCI Limited and Geta Fish[389].

12.7.3 Actual relationship

Burgess, *inter alia*, stated the following[390]:

- He consulted for a company named and styled Mennolow Fishing and that Mennolow Fishing later approached JCI Limited to enter into a joint venture opportunity;
- He was a seafood consultant and specialised in Sashimi (raw) Tuna and he ensured that it was of the highest grade. He was thus also qualified to grade the fish;

389 As per consultations with Bailey, Vieira and Burgess
390 As per consultation with Burgess

- He used to export Tuna and Sword Fish to overseas markets, i.e. Japan and the United States of America, which also entailed an element of marketing;
- Brian Barrett and Ernie Louw, both working for Mennolow Fishing at the time, requested him to accompany them to a meeting during May or June 2004 with JCI Limited, where they met with, amongst others, Griffiths. At this meeting, Tuna fishing opportunities in South Africa and Namibia were discussed. During the meeting Griffiths enquired about Burgess's expertise and indicated that JCI Limited also wanted to look at other opportunities in the Tuna industry as JCI Limited was considering a fishing venture. According to Burgess, JCI Limited later contracted with Mason from Australia and asked Burgess to shadow Mason;
- He initially provided consulting services to JCI Limited and invoiced JCI Limited directly. However, after the formation of SAFCO, he invoiced SAFCO directly;
- As a consultant to JCI Limited, he was, amongst other matters, required to identify potential fishing resources, market demands and evaluate infrastructures in Africa. To this extent, he formed part of a team at SAFCO that designed a strategy around a business plan, which included a marketing strategy for the project. Griffiths was one of the team members at SAFCO;
- Burgess was further required to assist with the applications for fishing licences and met on a weekly basis with RB Kebble and Stratton in this regard;
- His primary role was to endeavour that tuna and sword fish of the highest quality would be caught, which entailed the consideration of various factors and performing of various procedures;
- Geta Fish invoiced JCI Limited, or SAFCO as the case may have been, monthly, which included the services rendered by himself and his employees. Burgess received payment from CMMS, JCI Gold and on one occasion he received payment from RB Kebble. According to Burgess, payments were made electronically and once by cheque;
- After SAFCO was awarded various fishing licences during December 2004, Geta Fish continued to invoice for services rendered. Burgess and his staff were offered, and they accepted, full-time employment at SAFCO. Geta Fish subsequently closed their offices; and

- Burgess never signed a written contract of employment as he was not satisfied with certain clauses of the draft employment contract. As a result of the fact that he and SAFCO could not reach a conclusion regarding his employment contract, he subsequently terminated his employment with SAFCO during July 2005.

Barrett stated that Geta Fish performed services prior to SAFCO's formation and thereafter. He explained that Geta Fish was instrumental in the operations of SAFCO prior to being awarded the fishing licences[391]. Williams and Barrett also confirmed that Burgess and his employees joined SAFCO effective from February 2005.

Benjamin, the former administrator of Geta Fish, *inter alia,* confirmed that Geta Fish performed services to SAFCO and JCI Limited [392]. She also indicated that, with effect from 1 February 2005, staff of Geta Fish were employed by SAFCO.

We reviewed the SAFCO employment contracts of the former Geta Fish employees and can confirm that these employment contracts were signed during March 2005, effective 1 February 2005[393]. We were not provided with any written employment contract for Burgess.

12.7.4 Financial information/payments

We have noted invoices, submitted by Geta Fish, for payment of their consultancy fees in respect of the period August 2004 to January 2005, amounting to of R462 695.17, including VAT[394]. This total included six invoices in respect of the aforementioned period, which related to the monthly retainer for consultancy fees of R45 600.00 each. The remainder of the charges, reflected on the invoices, relate to disbursements incurred by Geta Fish in the performance of their services to SAFCO.

We established that, of the R462 695.17, an amount of R445 850.76 was paid into Geta Fish's bank account at Standard Bank, Milnerton, account number 711 864 41, by JCI Gold and CMMS[395]. The figure of R445 850.76 was arrived at by using the JCI Gold (134 909.95) total payments from CMMS (R354 273.75), but excluding the amount of R43 332.94 which represents reimbursement in respect of SAFCO.

391 As per consultation with Barrett
392 As per consultation with Benjamin
393 Refer Exhibits 7.7.2 and 7.7.3
394 Refer Exhibit 7.7.4
395 Refer Exhibit 7.7.1 and Annexure JJ

These payments were then debited to the loan account of SAFCO in the books of account of CMMS[396]. It therefore appears that an amount of R16 844.41 may still be owing to Geta Fish. However, Burgess indicated that he may have received one payment from RB Kebble personally. Burgess was of the opinion that there were no outstanding amounts in respect of the consultancy services rendered by Geta Fish.

A further R43 332.94 was paid to Geta Fish on 4 March 2005, which related to a reimbursement in respect of SAFCO's February salaries commitment to Geta Fish's former employees. The aforesaid figure was arrived at by combining the second, third and fourth cheques deposited into Getafish's bank account as per the deposit slip dated 4 March 2006[397].

12.7.5 Authorisation

Although we are not examiners of disputed documents, it appears that the payments made to Geta Fish were authorised by either Stratton and/or Barrett[398].

12.7.6 Benefit to JCI Limited

It appears that the direct benefit of Geta Fish's services would have been to SAFCO. SAFCO was formed and also awarded various licences in terms of which Geta Fish's inputs/expertise were utilised.

12.7.7 Outstanding obligations

Burgess has indicated that JCI Limited had no outstanding and/or future obligation towards him.

12.8 HSC

12.8.1 Background

According to information obtained from public available sources, Yourtrade 261 close corporation was incorporated on 23 October 2000 and Marita Malan is recorded as the sole member of the close corporation. The registration number of the close corporation is CK 2000/064170/23. Heath was appointed as member of the close corporation on 20 July 2001 and the name of the close corporation was changed to HSC on 31 August 2001. It appears that Heath was the sole member of the close corporation.

---

396 Refer Annexure JJ
397 Refer Exhibit 7.7.1
398 Refer Exhibit 7.7.4

12.8.2 Contractual relationship

We obtained an undated letter captioned "*Legal Auditing Services – HSC Retainer*" from HSC, addressed to RAR Kebble as the Managing Director of REC, and RB Kebble, as Managing Director of JCI Limited[399].

The following clauses in the letter captioned, *"Legal Auditing Services – HSC Retainer"*, are of importance for the purpose of our investigation:

"A. <u>Introduction</u>

HSC has been appointed to deliver, inter alia, the following services to be included in a monthly retainer services, on behalf of, inter alia, Mr Roger Kebble, Mr Brett Kebble and other interests in which the Kebble family hold interests (Clients).

The overall brief is to restore, promote and protect the reputation of the Kebbles and the reputation of their business interests in co-operation with the clients… "

"B. <u>Legal Auditing</u>

Detailed activities include the following:

1. *Management and/or evaluation of services rendered by present and future legal advisors/representatives of the Client.*

2. *Management and/evaluation of information gathered by present and future legal advisors/representatives in co-operation with the legal appointee referred to in the paragraph hereafter.*

3. *Attending consultations of the Clients with legal/other representatives.*

4. *Assist the legal appointee of the Client (in control of data/information) to assess and create legal efficacy of information/data gathered by all parties, including HSC, and "audited" by legal appointee in co-operation with HSC. This appointee will be required to collect, analyse and secure the information/data.*

---

[399] Refer Exhibit 7.8.2

5. *Consult and advise the Clients in legal and other matters arising from time to time (such as a legal audit and as a matter for discussion to co-operate action proposed or taken) excluding litigation.*

6. *Negotiate and act on behalf of the Clients in matters concerning the Clients' reputation, effective legal strategy and action not involving litigation. HSC will assist litigating attorneys/advocates.*

7. *Researching/Gathering of information to further and promote the interests of the Clients.*

8. *HSC will act as a facilitator between the Clients and SARS, to co-operate with Mr Richard Vine, and promote a positive relationship with SARS.*

C. *Retainer*

1. *HSC will provisionally require a monthly retainer of R230 000 (Two Hundred and Thirty Thousand Rand) per month, payable on or before the 28th of each month, commencing 28 January 2003. (Electronically transferred)*

2. *Expenses incurred by HSC for the fulfilment of the duties outlined above will be billed separately.*

3. *The services of outsourced individuals/experts will be billed separately from the abovementioned retainer by agreement with the Client, save in instances of urgency/emergency.*

D. *Reporting and accessibility to the Client*

HSC will submit a written report to the Client on or before the 25th of each month.

HSC is available at all reasonable times to, telephonically and/or through correspondence, discuss progress in the brief as outlined above.

HSC is available at all times to assist the Clients in new matters or other matters directly arising from the original brief as requested/required by the Client or proposed by HSC..."

Attached to the letter was an acceptance document pertaining to the terms and conditions, recorded in the letter mentioned above. The acceptance document was signed by Heath on behalf of HSC, and by three individuals, RB Kebble, RAR Kebble and Stratton[400].

It appears from the acceptance document that RB Kebble, RAR Kebble, and Stratton accepted the agreement in their personal capacities, although that may be debatable and a legal opinion should be obtained on the interpretation of the signing convention applied in this document.

12.8.2.1 The beneficiaries of the services rendered by HSC

It appears from the agreement, mentioned above, that HSC performed the work on behalf of RB Kebble and RAR Kebble and other interests in which the Kebble family held interest. On the question whether any services were rendered to JCI Limited and/or CMMS, Heath explained that[401]

"*...The two Kebbles and John Stratton signed a document reflecting our contract. It was agreed that they would discuss the agreement on company level and that this company would become the other contracting party. We were subsequently advised that JCI would be the party to our contract and that it was agreed that CMMS would be the vehicle to effect payment to our account...*"

Stratton indicated that the services of HSC were retained during the time when the JCI Limited group and the Kebble family were involved in a dispute with Wellesley-Wood, the chairman of DRD. Stratton indicated that, although it might appear from the contract that the object was to deliver services to the Kebble family and to protect their interest, the JCI Limited group was involved. He said that there were furthermore other forces who tried to discredit the Kebbles and JCI Limited. In addition, Stratton confirmed that HSC worked on a number of assignments for JCI Limited, not only matters relating to the DRD matters.

[400] Refer Exhibit 7.8.2
[401] Refer Exhibit 7.8.3

According to Stratton, there is no doubt that HSC performed work which was to the benefit of the JCI Limited group. Based on the fact that the letter captioned "*Legal Auditing Services – HSC Retainer*", was addressed to RAR Kebble, as Managing Director of REC, and to RB Kebble, as Managing Director of JCI Limited, it appears to indicate that these two companies were part of the business interest of the Kebble family. JCI Limited and CMMS were only the vehicles to facilitate the agreement and payments to HSC. Furthermore, Stratton stated that, if the dispute related to the Kebble family and their interest, then both JCI and REC would form part of it[402].

12.8.3 Retainer

The agreement between JCI Limited and HSC specified the payment of a monthly retainer. HSC did not submit monthly reports, as required by the contract, but both Heath and Stratton explained that it was decided that HSC would submit reports as and when required[403].

There are indications that HSC worked on various investigations and assisted in a number of legal matters. This was confirmed by Morton, the legal advisor for JCI Limited. Morton provided us with a document reflecting 41 legal matters, of which she stated that HSC was involved in 13[404]. In addition, Morton provided us with a document styled "*SUMMARY OF EVIDENCE IN CRIMINAL MATTER – STATE Vs R.A.R KEBBLE/SKILLED LABOUR BROKERS CC*" from which it is evident that HSC has provided services in respect of that criminal matter[405]. We noted that this document was prepared by HSC.

In addition, HSC invoiced their disbursements separately from the monthly retainer as specified in the contract, mentioned *supra*. It is evident from the invoices submitted that there were also disbursements claimed on behalf of a number of individuals who acted as witnesses during the DRD matter[406]. The detail of the witnesses and the background of the specific matters are discussed at section 12.8.4 *infra*.

---

402 As per discussion with Stratton
403 As per discussions with Heath and Stratton
404 Refer Exhibit 7.8.4
405 Refer Exhibit 7.8.5
406 Refer Exhibit 7.8.6

12.8.3.1 *Increase in monthly retainer*

We noted that, in a letter dated 6 February 2004, Heath requested an increase in the monthly retainer[407]. The monthly retainer was increased from R230 000 to R325 000. Although we could not locate a letter in which this increase was approved by either JCI Limited or CMMS, the increased monthly invoices were subsequently approved by Stratton for payment.

12.8.4 Payments to third parties by HSC on behalf of JCI Limited

During our investigation, we established that HSC invoiced CMMS in respect of "*Consultancy and Research by third parties transferable by HSC*". The details of the third parties were not reflected on the invoices obtained from CMMS.

In addition to these invoices, we obtained invoices styled *"Consultancy and Research by third parties transferable by HSC"*, in which it was recorded that the payments had to be made into the trust account of HSC[408]. The bank details of the trust account were recorded as FNB, Tygerberg (201410), 6203686 4537.

Heath responded in a letter to us that HSC[409] "*...had to pay third parties on instruction of our clients and that we used our "Trust" Account as a vehicle for that purpose. Our clients arranged these payments and we only served to make such payments. That was the full extent of our involvement in relation to these payments...*"

Heath explained that the "*HSC Trust Account*" was not a trust account in terms of the Attorneys Act, Act number 53 of 1979. This account was used mainly for the purpose of facilitating payments to third parties on behalf of clients[410].

Although the invoices, submitted to CMMS, did not reflect the service details, Stratton explained that he managed the relationship and that the service details were submitted to him. He further explained that the details were not attached to the invoices, submitted to CMMS, because of the sensitive nature thereof[411].

[407] Refer Exhibit 7.8.7
[408] Refer Exhibit 7.8.8
[409] Refer Exhibit 7.8.9
[410] As per consultation with Heath
[411] As per consultation with Stratton

HSC provided to us a set of invoices, including supporting documentation. We noted that not all the invoices were accompanied by the service details in respect of payments to the third parties. The following categories of third parties were paid by HSC:

- Potential witnesses in the DRD matter;
- Payments to other individuals; and
- Payments to Spring Lights.

12.8.4.1 Payments to potential witnesses in the DRD matters

Legal actions and basis for payments by HSC

Stratton explained that the JCI Limited group and the Kebble family were involved in extensive litigation with DRD and Wellesley-Wood[412].

This sentiment was shared by Van Staden of Taback Inc, who prepared a summary of the background to the litigation related to DRD. Van Staden summarised it as follows at paragraph seven of a letter, issued by him on 22 December 2003[413]:

"... We reiterate that, in our view, the litigation war was fuelled largely by animosity between Kebble and MWW resulting from what are essentially boardroom disputes. It may not be correct to say that it is all a storm in a teacup, but certainly the claims and charges against Kebble are motivated more by a desire by MWW to entrench control over a now valuable commercial enterprise than by other consideration"

Van Staden listed various matters, which were part of the litigation and which include:

- A FSB case, resulting in criminal charges against RAR Keble, RB Kebble and Buitendag;
- Criminal charges of fraud against RAR Kebble arising from the insertion of Skilled Labour Brokers CC in the Watson/DRD relationship. This investigation and prosecution were allegedly funded by DRD;

---

[412] As per consultation with Stratton
[413] Refer Exhibit 7.8.10

- DRD issued a summons against Kebble alleging *"competitive trading"* by RAR Kebble with DRD subsequent to the conclusion of restraint of trade agreements;

- Various claims for damages instituted by RAR Kebble against Wellesley-Wood, DRD and others arising from constitutional breaches of privacy, spying, bribery and the like, allegedly committed by DRD and its private investigators, AIN; and

- These activities have resulted in formal complaints to the Director of Public Prosecutions.

Morton and Stratton explained that there were a number of individuals who provided information to the Kebbles and JCI Limited. The individuals were mainly from DRD and AIN[414].

Morton provided documentation, filed in the High Court of South Africa, Witwatersrand Local Division. It appears from the documentation that, during February 2003, RAR Kebble, RB Kebble, JCI Limited, R Watson and Global Economic Research applied for an Anton Pillar order to gain access to certain DRD and AIN premises[415]. The order was for searching in order to enable identified individuals, from the Kebble and JCI Limited group, to point out to the Sheriff originals and copies of certain specific documents and or other evidence.

This application followed allegations of an infringement of privacy of a number of individuals by AIN while conducting an assignment for DRD.

The information, obtained through the searches and information obtained from former AIN and DRD employees, formed the basis of the claim instituted by RB Kebble and RAR Kebble against Wellesley-Wood, DRD and AIN. It appears from the particulars of the claim that Wellesley-Wood, CEO of DRD, instructed AIN *inter alia* to[416]:

- Acquire personal and confidential information of RAR Kebble and RB Kebble;

- Build profiles of RAR Kebble and RB Kebble; and

- Embarrass, denigrate, humiliate and defame RAR Kebble and RB Kebble.

---

[414] As per consultation with Stratton and Morton
[415] Refer Exhibit 7.8.11
[416] Refer Exhibit 7.8.12

In addition, we obtained a document styled "*SUMMARY OF EVIDENCE IN CRIMINAL MATTER – STATE Vs. R.A.R. KEBBLE/SKILLED LABOUR BROKERS CC*", which was prepared by HSC. This clearly highlighted the fact that the information, obtained through the Anton Pillar order and from former AIN employees was used in the criminal matter of RAR Kebble.

It appears from supporting documentation seen that HSC made payments to former DRD and AIN employees, who included[417]:

Individual	Former employer	Monthly amount R
Morton	DRD	52 500
Paul Eloff	DRD	60 000
Marina Eloff	DRD	60 000
Louw Wepener	AIN	60 000
D Tonkin	AIN	17 828
Mike Moss	AIN	34 000
Mara Moss	AIN	10 000
Hercules Erasmus	AIN	18 500
Andre Bayards	AIN	18 500

All the names, listed above, were potential witnesses during the above mentioned matters and left their employment at either AIN or DRD. Stratton explained that RB Kebble, Heath and he were involved in negotiating appointments and/or monthly remuneration for these individuals[418].

Stratton indicated that, after obtaining legal advice, it was decided to employ a number of these individuals. Stratton further explained that to ensure *"the right to legal privilege"*, it was decided not to pay these individuals directly from CMMS, but to use HSC to make these payments. HSC would then, on a monthly basis, claim the payments from CMMS[419]. The effect of this was that JCI Gold or CMMS paid the aforesaid individuals, albeit on a non-transparent method. We do not understand how payments to these persons *via* HSC would ensure the right to legal privilege.

[417] Refer Exhibit 7.8.13
[418] As per consultation with Stratton
[419] As per consultation with Stratton

Contractual agreement with potential witnesses

We have located one written agreement, that of Morton, in respect of these individuals who received payments from HSC[420].

Stratton indicated that he was not aware of any other written agreement with these potential witnesses[421].

Morton provided us with this agreement, dated 17 March 2003 and styled "*Indemnity and appointment as Legal Advisor*"[422]. For the purpose of our investigation, the following clauses are of importance:

1. Indemnity

> *Mr. John Stratton (Stratton) indemnifies you as follows with regards to your resignation from your employment as Legal Advisor to Durban Roodepoort Deep Limited (DRD).*
>
> *Stratton indemnifies you against any claim or dispute which may arise from your resignation from DRD on the basis of a constructive dismissal of yourself by DRD. Without derogating from the generality of the afore-going indemnity, the following indemnity is given...*"

It was recorded that, in the event that DRD failed to honour certain payments, Stratton committed to settle such. These included the following:

- Morton's salary for the month of March 2003;
- Outstanding leave; and
- A bonus voucher in respect of a free vacation Morton was given by DRD.

Stratton further indemnified Morton in respect of any claims that DRD might have instituted arising from the termination of her contract of employment, including the legal cost arising from such a claim.

Paragraph two of the agreement reflected the terms of her appointment and recorded that:

---

420 Refer Exhibit 7.8.14
421 As per consultation with Stratton
422 Refer Exhibit 7.8.14

"*We have been instructed to confirm your appointment as a legal advisor in a company, to be nominated by Stratton on, inter alia, the following conditions:*

2.1 *An all-inclusive package of R 572 000.00 (Five Hundred and Seventy-Two Thousand Rand) per annum is offered. This package shall be reconsidered by the employer at the end of the first six months of employment.*

2.2 *Both parties shall be entitled to terminate this agreement with one months notice in writing. Stratton and/or the company shall only be entitled to give notice of termination on the grounds provided for by the provisions of the Labour Law.*"

The document was not signed by Heath, but there is a hand written note "*Confirmed J Stratton 17 March 2003*". It appears that it was signed by Stratton[423].

Morton indicated, in a letter dated 22 September 2005 and addressed to Peter Gray, that[424]:

"*In terms of the agreement concluded between myself, John Stratton and Brett Kebble before I resigned from DRD in March 2003, it was agreed that I would be offered a position in the group and would work for whichever company Johan Stratton nominated.*

Although I was based at Tabacks at all times, I was initially on the payroll of Heath Executive Consultants and later that of Tabacks. The main reason for this was that of protecting the right to privilege that may have been an issue if any of the civil and criminal court cases against JCI and its directors proceeded to trail. This rationale has fallen away due to the recent settlement reached with DRD and the court's dismissal in January 2005 of the charges brought against Roger Kebble in the SLB case. I thus have effectively been employed by JCI since April 2003 and wish to have that service recognised."

Morton further requested an acknowledgement from JCI Limited that the indemnity, as referred to above, covered a loss which she suffered in respect of an unsuccessful claim against DRD. Morton described the claim as "*..... it was agreed that I would institute a claim against DRD for constructive dismissal due to the invasion of may right to privacy as a result of the alleged spying by AIN, the costs of which would be paid for. I was indemnified against all and any losses which I may incur as a result of the termination of my employment with DRD. I instituted an action in the CCMA claiming an amount equal to may annual salary at the time (R510 000.00) and lost the case, mainly due to a lack of evidence. It was our understanding that such loss would be covered by the indemnity and I thus wish to request such acknowledgement*"

423 Refer Exhibit 7.8.14
424 Refer Exhibit 7.8.15

It appears from the agreement that Morton was only indemnified against any claims or disputes arising from her resignation from DRD on the basis of constructive dismissal and it did not include an unsuccessful claim against DRD as contended by her. Morton agreed that such was not included in the indemnity letter, but indicated that it was her understanding of the agreement. She explained that it was certainly the understanding during the verbal negotiations[425].

Nutrx

Stratton indicated that a number of the potential witnesses, formerly employed at AIN, were accommodated in Nutrx[426].

Nutrx was a private company and was incorporated on 6 May 2003 with registration number 2003/010049/07.

The authorised share capital of Nutrx, as per the company register, dated 6 May 2003, was 1 000 ordinary shares[427]. It appears from the register of allotments that 100 shares were issued on 6 May 2003 and another 100 shares were issued on 30 April 2004[428].

On 15 July 2003, the following parties entered into a shareholders' agreement in respect of Nutrx[429]:

- JCI Limited ("the lender");
- Eloff;
- Wepener SR;
- Moss;
- Wepener JR; and
- Tonkin.

The following clauses of the agreement are relevant for the purpose of our investigation:

"Whereas Wepener Sr makes available his intellectual property;

425 As per discussion with Morton
426 As per discussion with Stratton
427 Refer Exhibit 7.8.17
428 Refer Exhibit 7.8.17
429 Refer Exhibit 7.8.18

And whereas Eloff makes available his management and business skills;

And whereas the lender, an established investment company with interests in the gold mining industry, makes financing available for the development of NurRx (Pty) Limited (Company); and

Whereas the parties have agreed to acquire shares in the company to be established which is at this stage called Nutrix (Pty) Limited (the Company) and which will be engaged in the manufacture, marketing and distribution of Soya based food products,

Therefore the parties agree as follows:

1.1 The parties will acquire the following shareholding in the issued ordinary shares of the company as at date of signing this agreement:

1.1.1	*Wepener Sr*	*28.33%*
1.1.2	*Moss*	*28.33%*
1.1.3	*Wepener (Jnr)*	*28.33%*
1.1.4	*Tonkin*	*10.00%*
1.1.5	*Eloff*	*5.00% of issued share capital at any point in time"*

The shareholding was changed in a new column, which was recorded in manuscript with the heading *"Now"*. The new shareholding comprised:

Wepener (Snr)	30%
Moss	0%
Wepener (Jnr)	30%
Tonkin	10%
Eloff	30%
	100%

It was recorded at paragraph 10 that:

"*10.1 With reference to contract to be signed between Stratton and Wepener Jr., Stratton and Tonkin and Stratton and Moss, the latter which incorporate compensation for Moss' wife, the parties record that the terms and conditions of those contracts will continue to be exercised in terms of the provisions of those contracts.*

10.2 The company which has limited financial resources, will benefit from the continuation of such contracts (subject to the conditions of such contracts) as Moss, Moss' wife, Tonkin and Wepener Jr. will continue to receive the monthly financial compensation in terms of those contracts which will absolve the company from paying salaries to Moss, Moss' wife, Tonkin and Wepener Jr. during the duration thereof."

It appears from the wording of clause 10.2 that a number of the individuals would receive monthly financial compensation in terms of those contracts.

During a discussion with Stratton, he indicated that he was not aware of such contracts[430].

Despite the fact that Stratton indicated that he was not aware of these contracts, it is clearly mentioned in the agreement. Although we have not located the contracts, it might be in respect of those contracts that Wepener Jnr, Moss, Moss's wife and Tonkin received monthly payments from HSC.

The members' share accounts reflected that the shares were issued as follows[431]:

Name	No of shares	Date	No shares transferred	Date transferred	Balance
Bishop	100	Incorporation	50	22 May 2003	
			50	05 March 2002	0
Moss	50	22 May 2003	22	7 July 2003	
			28	29 July 2003	0
Paul Eloff	5	7 July 2003			

[430] As per discussion with Stratton
[431] Refer Exhibit 7.8.17

Name	No of shares	Date	No shares transferred	Date transferred	Balance
	25	29 July 2003			30
Tonkin	11	7 July 2003			
			11	29 July 2003	
	10	29 July 2003			10
Louw Wepener	50	5/03/2003	22	7 July 2003	
	2	29 July 2003			30
Leo Wepener	28	7 July 2003			
	1	29 July 2003			
	1	29 July 2003			30
Masupatsela Nutrition	100	30 April 2003			100
Total					**200**

The date reflected in the register in respect of transfers to and from Eloff and Wepener was "*7/29/2003*". We assume that it referred to "*29/7/2003*".

For the period 7 July 2003 to 30 April 2004, three of the four shareholders of Nutrx were recorded in the list of potential witnesses in the matters mentioned *supra*. They were:

- Tonkin;
- Wepener (Snr); and
- Eloff.

Stratton explained that Wepener (Snr) was the father of Wepener (Jnr), who was involved in the development of a product which they wanted to market and sell through Nutrx[432].

Moss only held shares for the period 22 May 2003 to 29 July 2003[433]. We could not establish whether he was paid for the shares upon disposal thereof.

[432] As per consultation with Stratton
[433] Refer Exhibit 7.8.17

Loan agreements entered into by Nutrx

The directors of Nurtx resolved, on 7 July 2003, to enter into a loan agreement with JCI Limited for an amount not exceeding R1 800 000[434]. It appears that this resolution was taken after the shareholders' agreement was entered into.

We obtained an addendum to the shareholders' agreement, entered into by JCI Limited, Eloff, Wepener (Snr), Wepener (Jnr), Tonkin and Masupatsela Nutrition[435].

Clause three of the addendum reads that "*The Lender has elected, in terms of clause 8.3 of the Shareholders Agreement to convert the value of the finance into equity in the company and to transfer such equity to a black empowerment company, as provided for in clause 8.4.*" The addendum was signed on 20 April 2004.

We obtained a further loan agreement entered into by CMMS, Nutrx, Masupatsela and the individual shareholders[436]. It was recorded that, "*NUTRX will borrow certain sums of money from CMMS and CMMS will lend the relevant amounts up to a maximum of R1 000 000.00 (one million Rand) to NUTRX as and when required, subject to the terms and conditions contained herein*". One of the witnesses signed the document on 30 April 2004[437].

HSC entered into an agreement with Nutrx in which HSC agreed to lend Nutrx an amount of R300 000[438]. Clause two of this agreement recorded the following:

"*2.1 The Borrower wishes to borrow the Loan Amount from the Lender to enable them to pay the monthly salary of Mr Paul Eloff, duly employed by the Borrower. The Lender hereby lends the Loan Amount to the Borrower on the terms and conditions as set out in this Agreement.*"

Clause three of the agreement recorded the following:

"3.3 *The total Loan Amount shall be advanced to the Borrower by way of monthly instalments of R30 000.00 per month for the months of April 2004 and May 2004 and of R60 000.00 per month for the remainder of the period referred to in 3.4 being 4 months ("the Loan Period").*

[434] Refer Exhibit 7.8.19
[435] Refer Exhibit 7.8.20
[436] Refer Exhibit 7.8.21
[437] Refer Exhibit 7.8.21
[438] Refer Exhibit 7.8.22

3.4 The monthly instalments will be paid to the Borrower by the Lender on the last business day of the month, for the duration of this Agreement. The payments will be made on the following dates or on the nearest business day prior to the last day of each month-

3.4.1 30 April 2004;

3.4.2 31 May 2004;

3.4.3 30 June 2004;

3.4.4 30 July 2004;

3.4.5 31 August 2004;

3.4.6 30 September 2004."

For the purposes of this agreement the advance date meant "*the date when Loan Amount shall be advanced by the Lender to the Borrower, which will be 30 April 2004*". The agreement was signed on 25 June 2004 by both HSC and Nutrx.

It appears from the invoices, submitted by HSC, that Eloff received R60 000 per month from March 2004 to June 2004. These payments might have related to the agreement entered into between HSC and Nutrx. We are currently awaiting information from Stratton in respect of the total amounts paid to these individuals.

Resignation of director of Nutrx

On 1 July 2004, it was resolved that Koyana, Thomas and Mashele be appointed as directors of Nutrx, effective from 20 April 2004[439]. It was further resolved that Eloff and Van der Molen would resign as directors of the company. CMMS was appointed as the company secretaries with effect from 20 April 2004.

It is evident that 100 additional shares were issued to Masupatsela Nutrition on 30 April 2004[440].

439 Refer Exhibit 7.8.23
440 Refer Exhibit 7.8.17

Sale of Nutrx shares agreement and payment for such shares

It was resolved on 1 October 2004, that the shares in Nutrx be transferred to Masupatsela Nutrition. The shares were transferred as follows[441]:

Transferor	Number of shares	Consideration R	Transferee
Eloff	30	50 000	Masupatsela Nutrition (Pty) Limited
Wepener (Snr)	30	50 000	Masupatsela Nutrition (Pty) Limited
Wepener (Jnr)	30	50 000	Masupatsela Nutrition (Pty) Limited
Tonkin	10	16 666	Masupatsela Nutrition (Pty) Limited
Total		**166 666**	

Masupatsela Nutrition entered into four separate agreements of sale with Eloff, Wepener (Snr), Wepener (Jnr) and Tonkin to purchase their shares in Nutrx[442]. Masupatsela Nutrition agreed to purchase the shares for the amounts recorded in the table above.

On 6 October 2004, Nutrx requested CMMS to make payment to Eloff, Wepener (Snr), Wepener (Jnr) and Tonkin as agreed[443].

HSC submitted invoice number 09000045, dated 26 November 2004 to CMMS for payment. The total amount, recorded on the invoice, was R230 877.93, which was calculated as follows[444]:

Description	Amount R
Contractor's remuneration	60 000.00
Interest payable to contractors	4 211.27
Sub-total	**64 211.27**
P Eloff – Purchase of Nutrx Shares	50 000.00
Leo Wepener – Purchase of Nutrx Shares	50 000.00
Louw Wepener – Purchase of Nutrx Shares	50 000.00

441 Refer Exhibit 7.8.24
442 Refer Exhibit 7.8.25
443 Refer Exhibit 7.8.26
444 Refer Exhibit 7.8.27

Description	Amount R
D Tonkin – Purchase of Nutrx Shares	16 666.66
Sub-total	**166 666.66**

These amounts correlate with the amount agreed for the sale of shares between the individuals and Masupatsela Nutrition. Furthermore, the description on the invoices refers to the purchase of Nutrx shares.

The total amount, claimed by HSC in respect of the shares, was R166 666.66 and it was debited against the loan account of Masupatsela in the books of CMMS as mentioned *supra.*

Nutrx is currently in provisional liquidation.

12.8.4.2 Payments to other individuals

It appears from the invoices, provided by HSC, that payments were *inter alia* made to the following individuals[445]:

- Stemmet; and
- Luci.

In addition, we noticed payments made to Spring Lights by HSC, in addition to those dealt with elsewhere in this report at section 12.19 *infra.*

Stemmet

Stratton explained that Stemmet negotiated a retainer with RB Kebble during the course of the DRD matter. Stratton, only, managed the relationship with Stemmet. Stratton explained that Stemmet provided intelligence to JCI Limited[446]. Stratton indicated that he terminated the agreement with Stemmet because he was not satisfied with the intelligence provided.

Moss referred to Stemmet in an affidavit used to obtain the Anton Pillar order. The affidavit reflects the following:

[445] Refer Exhibit 7.8.28
[446] As per consultation with Stratton

"*17. The following people accessed illegal information during my employ at Associated Intelligence Network:...*"

"*...17.9 Captain Paul Stemmet is stationed with PALTO, a special undercover front for the South African Police Intelligence services. He reports directly to Deputy Commissioner Raymon Lala, and has access to any information contained within the police intelligence data base.*"

It appears that Stemmet was first implicated in assisting AIN with regard to the illegal access to information, whereafter he negotiated a retainer with RB Kebble to assist by providing intelligence.

Based on Stratton's explanation that Stemmet's services were retained during the DRD matter, the cost should be shared by the other parties who benefited from the services. This includes RAR Kebble, RB Kebble and REC.

We could not determine the total amount of money paid to Stemmet as we are awaiting the information from Stratton. It is not possible to reconstruct the exact amounts paid to Stemmet from the information recorded in the HSC invoices.

In addition, payments were made to Palto, of which Stemmet appears to have been a director. These payments are discussed at section 12.10 *infra.*

Luci

Stratton indicated that these payments were for the daughter of Luci Ficcuseco. According to Stratton, Ficcuseco was apparently involved in the process of co-opting the AIN employees to provide information on the *modus operandi* and operation of AIN. According to Stratton, RB Kebble offered her a position at JCI Limited and Stratton did not agree with the appointment. It was decided that JCI Limited would not appoint her but that she would receive compensation[447].

[447] As per consultation with Stratton

Spring Lights

It is evident from the detailed invoices, provided by HSC, that a number of payments were made to Spring Lights, which included the following[448]:

Date	Description	Amount R
25 March 2004	Expenses	121 894.60
25 March 2004	Legal Fees	100 000.00
25 March 2004	Consulting	33 900.00

We have not determined whether Agliotti received these payments from HSC. These transactions are dealt with in detail at section12.19 *infra*.

A detailed report on Spring Lights is found at paragraph 12.19 *infra*.

Other independent contractors

It appears from the detailed invoices, provided by HSC, that the following payments were made to independent contractors instructed by Stratton. (We are awaiting the detail of the independent contractors)[449]:

Date	Description	Amount R
25 January 2004	Fee	40 000
25 January 2004	Fee	30 000
25 January 2004	Fee Jan and Feb R50 000	100 000
25 February 2004	Fee	40 000

12.8.5 Financial information/payments

The total amount invoiced by HSC appears to be R20 232 862.85[450]. This total invoiced amount includes the amount of R370500. The supporting documentation was not on record but HSC provided the invoice as part of their submission.

[448] Refer Exhibit 7.8.1
[449] Refer Exhibit 7.8.16
[450] Refer Annexure KK

The total amount paid to HSC by CMMS was R18 508 549.12 as at November 2005, with a balance due to them of R1 724 313.73. Of this, the amount of R9 661 500.00 was paid in respect of the monthly retainer of HSC.

We could not establish the total amount paid to each individual or entity mentioned at paragraph 12.8.4 above due to a lack of supporting documentation. We are awaiting these details from Stratton.

12.8.6 Authorisation

It appears that Stratton managed the relationship with HSC, but that such relationship was authorised by RAR Kebble, RB Kebble and Stratton. The invoices were mainly authorised by Stratton and Buitendag.

12.8.7 Benefit to JCI Limited

Although there are indications that work was performed for the benefit of JCI Limited, the Kebbles and other entities also benefited from work performed by HSC. It is however difficult at this stage to comment on the apportionment of such costs due to the nature of the matters having been dealt with.

12.8.8 Conclusion

JCI Limited and CMMS were used to facilitate the agreement with HSC. The actual benefit of the services of HSC accrued to RAR Kebble, RB Kebble, REC and JCI Limited.

The cost in respect of the expenses incurred, insofar as it is applicable to the DRD matters, were incurred whilst performing services for the four parties.

HSC was used by JCI Limited to make payments to potential witnesses who defected from AIN and DRD.

JCI Limited assisted a number of former AIN employees to set up an entity styled Nutrx during 2003 by providing a loan. During April 2004, the loan was converted to equity. The equity, owned by the initial owners (AIN and DRD employees), was also transferred to Masupatsela Nutrition. HSC paid the purchase price in respect of the shares transferred to Masupatsela Nutrition. These funds were claimed from CMMS by HSC.

The request by Morton in respect of an acknowledgement from JCI that the indemnity given by Stratton covered the unsuccessful claim against DRD was not covered in the indemnity provided.

12.9 Closenberg

12.9.1 Background

Closenberg was a director at Mallinicks. According to Closenberg, he was approached by RB Kebble to act as consultant for JCI Limited[451].

12.9.2 Contractual relationship

Closenberg indicated that he entered into a consulting agreement with JCI Limited. Although he confirmed that the agreement was in writing, he could not present a copy thereof, even though he undertook to provide a copy on 13 December 2005[452]. We have not been able to obtain a copy of the contract from JCI Limited either[453].

12.9.3 Actual relationship

On 13 December 2005, Closenberg indicated that, in terms of the contract, he was required to provide general legal advice for which he received a monthly retainer. Closenberg explained that he received these payments for a period of between one and two years[454].

On 18 January 2006, Closenberg revealed that[455]:

- He entered into the consultancy agreement with RB Kebble, which was in writing;
- The contract was effective from March to February of each year and renewable thereafter;
- To the best of his knowledge, the consultancy agreement commenced in March 2003 and was valid until February 2006. Unless renewed, it would automatically lapse at the end of February 2006 (written notice of termination was not required);

[451] As per consultation with Closenberg
[452] As per consultation with Closenberg
[453] As per consultations with and Bailey and Vieira
[454] As per consultation with Closenberg
[455] As per consultation with Closenberg

- As consultant, he was involved in facilitating transactions like Boschendal, Cue Incident, Mvelaphanda Properties, etc and managing the BEE relationships within these projects;
- He charged separately for legal services rendered. For example, when Mallinicks required him to assist them with certain legal affairs, he would charge for those services rendered in addition to his consultancy fee payments;
- Mallinicks invoice numbers 57969 and 58165, dated 7 March 2003 and 17 March 2003 respectively, were in respect of services rendered by Closenberg[456];
- Invoice 58165 related to a criminal matter and, even though Moss Morris Incorporated handled the criminal matter, he was required by RB Kebble to conduct the negotiations with the National Director of Public Prosecutions;
- Stratton and Griffiths would be able to verify the existence of the contract; and
- He performed services to JCI Limited after August/September 2005 and that we should request detail relating to such services performed from Griffiths and Stratton[457].

Stratton confirmed that Closenberg received a retainer and that he requested Closenberg to continue the relationships with JCI Limited's BEE partners. It was his understanding that Closenberg was still communicating with Gray[458]. Stratton could not confirm the exact terms of Closenberg's contract. Stratton explained that his understanding was that Closenberg's contract entailed the following:

- Delivery of transactions, like Boschendal; and
- General legal services; which included negotiations and the drafting of contracts.

Stratton also indicated that he did not have the understanding of Closenberg's contract, as set out by Closenberg[459].

We have examined various documents which are suggestive that Closenberg was providing services to JCI Limited in respect a number of projects in which JCI Limited was involved. These included:

- Boschendal;

---

456 Refer Exhibits 7.9.1 and 7.9.2
457 As per consultation with Closenberg
458 As per consultation with Stratton
459 As per consultation with Stratton

- Cue Incident; and
- Mvelaphanda Properties.

We noted a document, in which Griffiths advised Gray of the following[460]:

- RB Kebble told him (Griffiths) that Closenberg would dedicate a certain number of hours per week to JCI Limited matters;
- He has never seen a written consultancy agreement recording the consultancy arrangement with Closenberg; and
- RB Kebble regularly encouraged him to make use of Closenberg's legal consulting services in carrying out his tasks for JCI Limited as JCI Limited had engaged with and paid Closenberg in terms of the consulting arrangement.

12.9.4 Financial information/payments

We noted invoices of R65 000.00 each for the period July 2003 to August 2005 (invoices for August 2003, March and May 2005 excluded), aggregating R1 365 000.00 (VAT inclusive)[461].

It is evident that both the invoices submitted in January 2004 and February 2004, were in respect of *"To consultancy fees for February 2005 ..."*. It appears that the same template was used to create the invoices presented for the different months.

However, we could only locate three payments made by JCI Gold into the bank account of Closenberg at Nedbank Bank (St. Georges Street, Cape Town), account number 1009006460. These payments, of R65 000.00 each, were made on 25 February 2005 (December 2004 consultancy fee), 15 July 2005 (March 2005 consultancy fee) and 18 November 2005 (April 2005 consultancy fee).

In addition, it appears that a further payment of R130 000 was effected from CMMS to Closenberg on 8 September 2005. This payment also appears to relate to invoices for the period March and May 2005[462]. The aforesaid five payments aggregated R325 000. It is therefore evident that we could not identify payments amounting to R1 040 000.00, which appear not to have been settled by CMMS or JCI Gold.

[460] Refer Exhibit 7.9.3
[461] Refer Exhibit 7.9.4
[462] Refer Exhibit 7.9.5

Poole indicated to us that he paid the consultancy fee of a number of consultants, on RB Kebble's instruction, from Tuscan Mood[463]. Poole confirmed that Closenberg was one of the consultants paid from Tuscan Mood.

In addition, we obtained a list styled *"Loan accounts"*, in which Closenberg's name appears with the amount of R1 170 000 next to it. The list was reported on at paragraph 12.16 *infra*. Although we have not verified the payments, we can not exclude the possibility that the amounts, recorded in the list, were paid by Tuscan Mood.

12.9.5 Authorisation

Griffiths appear to have been giving the written authorisation for the payment of the above-mentioned invoices[464]. Generally, however, it appears that RB Kebble authorised the relationship with Closenberg.

12.9.6 Benefit to JCI Limited

It appears as though Closenberg has provided services in respect of the above agreement as mentioned.

12.9.7 Outstanding obligations

Closenberg indicated that JCI Limited was three or four months in arrears with his monthly consultancy payments. Vieira confirmed that there are three unpaid invoices for June, July and August 2005[465].

Gray indicated that he agreed with Closenberg that Closenberg would only be paid a consultancy fee for the period ending August 2005, since the consultancy agreement was between Closenberg and RB Kebble[466]. Gray and Closenberg further agreed that Closenberg would be paid for services rendered as and when requested.

---

[463] As per consultation with Poole
[464] Refer Exhibits 7.9.1 and 7.9.4
[465] As per consultation with Vieira
[466] As per consultation with Gray

12.10 Stratton

12.10.1 Background

It appears from public available information in Australia that Stratton held directorships in numerous entities registered with the Australian Securities and Investment Commission.

Stratton confirmed that, during the 1990's, he met RB Kebble and that he was involved in a number of business ventures with RB Kebble. Stratton explained that, in particular, he was involved in a number of cash generating businesses. Stratton divulged that he was approached by RB Kebble to assist with a number of the JCI Limited management functions. According to Stratton, RB Kebble also requested his assistance to improve the financial position of JCI Limited[467].

It appears from statutory searches that Stratton held a number of directorships in companies incorporated in terms of the South African Companies Act. The following companies are relevant for the purposes of our investigation:

- CMMS;
- Dormell 211;
- Edge to Edge;
- JCI Limited; and
- JCI Gold.

12.10.2 Contractual relationship

Stratton indicated that, although he did not enter into a formal written contract when he commenced as an executive of JCI Limited, he confirmed his position and the terms thereof in a letter to RB Kebble [468].

Stratton provided to us a copy of a letter to RB Kebble, dated 15 December 2003, in which he confirmed the following[469]:

---

467 As per consultation with Stratton
468 As per consultation with Stratton
469 Refer Exhibit 7.10.1

- Stratton's rolls and responsibilities:
  - Developing new business;
  - Directing certain existing group activities;
  - Assisting RB Kebble in seeking to improve the financial position of the JCI Limited group;
  - Manage the relationships with the security and intelligence consultants; and
  - Manage ongoing litigation.
- Remuneration and other benefits:
  - Stratton would receive a package of R250 00 per month plus expenses;
  - JCI Limited would provide security at the Stratton residence for the period of his appointment;
  - Travelling cost for both Stratton and his spouse twice a year to visit Australia; and
  - Reimbursement of all removal expenses to Australia if Stratton choose to return to Australia at termination of the appointment.
- The contract period was four years. In addition, Stratton would not have sought any reappointment thereafter. It was stated that the contract commenced on 1 July 2003;
- JCI Limited would reimburse Stratton in respect his relocation cost to Cape Town; and
- Stratton was in the process of applying for permanent residence in South Africa on the basis of *"economic migration"* and that therefore, Stratton needed to pay surety of R100 000. The option was left open for further discussions between RB Kebble and Stratton whether JCI Limited would also reimburse this amount.

It appears from a letter captioned "*RE APPOINTMENT EXECUTIVE DIRECTOR – JCI LIMITED*" that RB Kebble agreed with the terms and conditions recorded in the letter of 15 December 2003[470]. It was further recorded that "*...To avoid confusion please liaise with Hennie Buitendag as to the structure of your remuneration package, etc.*"

[470] Refer Exhibit 7.10.2

Stratton explained that he had an arrangement with JCI Limited that he would initially invoice JCI Limited in his own name and, thereafter, under the name and style of Edge to Edge[471].

12.10.3 Actual Relationship

We detail, at the various sections of this report, the role played by Stratton in the matters investigated.

Stratton explained that he was extensively involved in the management of the JCI Limited group and was particularly responsible for the following[472]:

- Management of the consultants;
- Co-ordination of litigation and the security and intelligence for JCI Limited; and
- Management of the process of trying to create cash flow (new business ventures).

Stratton also authorised most of the payments to these consultants, which is an indication of his involvement.

A number of consultants divulged that, after they evaluated new business opportunities, they reported to Stratton, who then decided whether it would be in the interest of JCI Limited or not. It further appears that Stratton was involved in new business ventures. The following entities are relevant:

- SAFCO; and
- Ikamva.

12.10.4 Payments made by Stratton on behalf of JCI Limited

It appears that Stratton made a number of payments on behalf of JCI Limited in respect of consultants[473]. Stratton claimed these payments back from CMMS. Payments were either made to Stratton in cash, or Stratton's sundry debtors account in the books of account in CMMS was credited, thereby reducing any amount which he might have owed the company from time to time.

---

[471] As per consultation with Stratton
[472] As per consultation with Stratton
[473] Refer Exhibit 7.10.3

We noted that Stratton, as was the case with HSC, also paid other persons, which payments were recovered from CMMS. The invoices, submitted by Stratton, recorded the entity to whom and the amount that he paid. It appears from these invoices that the following consultants were paid by Stratton[474]:

- Palto (Pty) Limited;
- HSC;
- A Halpern;
- Lemonhouse (Pty) Limited; and
- Care products.

We have not verified whether these payments were actually made to the entities.

12.10.4.1 Payments made to Palto (Pty) Limited

Information, obtained from public available sources, indicated that Palto was incorporated on 7 May 1999 with registration number 1999/014333/07. The directors of the company were recorded as:

- Stemmet; and
- Viljoen.

Stemmet was appointed as a director on 20 August 1999. It appears to be the same Stemmet which was paid by CMMS through HSC, mentioned at paragraph 12.8 *supra*.

Stratton indicated that Stemmet provided intelligence with which he was not satisfied and he terminated the agreement with Stemmet and Palto[475]. The detail, provided as per the invoices submitted by Stratton, reflected that Palto performed forensic services in the legal action and claims between DRD and JCI Limited.

Stemmet explained the following in respect of his relationship with JCI Limited:

[474] Refer Exhibit 7.10.3
[475] As per consultation with Stratton

- He was a director of Palto;
- Palto was not a front company for the SAPS, but had a contractual agreement with them;
- Palto had a contractual agreement with JCI Limited to provide protection services to some of the directors. In addition thereto, Palto was involved in a number of investigations for JCI Limited;
- Palto submitted monthly invoices and was paid accordingly. JCI Limited requested Palto to invoice, using an entity other than Palto, due to the negative publicity that it received in the press;
- Stemmet submitted invoices using the entity name Lemouhouse; and
- Stemmet was never paid in his personal capacity, but always through one of these entities.

These expenses were for the benefit of RAR Kebble, RB Kebble, REC and JCI Limited.

12.10.4.2 Payments made to A Halpern

We could not identify any entity in which A Halpern was either a director or member. This is based on the limited information available to us.

The detail, provided in the invoice submitted by Stratton, reflected that A Halpern was involved in public relations for RB Kebble and JCI Limited in the DRD matter.

Stratton indicated that A Halpern is also a former AIN employee who assisted with the DRD matter.

12.10.4.3 Payments made to HSC

The payments to HSC and the basis thereof are dealt with at paragraph 12.8 *supra*

It appears that, in addition to the payments reflected at paragraph 12.8 *supra*, HSC received additional payments from Stratton.

12.10.4.4 Payments made to Lemonhouse (Pty) Limited

We could not identify any registered entity with this name.

Detail provided, as per the invoices submitted by Stratton, reflected that Lemonhouse performed searches for electronic devices in both the Johannesburg and Cape Town offices of JCI Limited.

It appears that Palto used this name to invoice JCI Limited as mentioned *supra.*

12.10.4.5 Payments made to Care Products

We could not identify the nature of this recipient of monies. Stratton indicated that, although he is not sure, he thinks that the Care Products payments were linked to Agliotti.

Agliotti confirmed that he was involved in Care Products and would provide detail on the payments during a consultation scheduled for 25 February 2006. This consultation was cancelled and we have not had the opportunity to consult with Agliotti.

12.10.5 Financial information/ payments

12.10.5.1 Consulting fees

Stratton was remunerated monthly. It appears from the payments made that he was paid on an alternating basis to his personal account and to the account of Edge to Edge. Payments to Stratton and Edge to Edge aggregate R8 748 000[476]. These payments were made as follows:

Payments to Stratton

Year	Paid
2004	2 264 000
2005	1 484 000
2006	1 000 000
Total	**4 748 000**

[476] Refer Annexures HH and MM

Payments to Edge to Edge

Year	Paid
2004	1 750 000
2005	1 500 000
2006	750 000
Total	**4 000 000**

12.10.5.2 Payments made by Stratton on behalf of JCI Limited

It is evident from a review of Stratton's sundry debtors account in the CMMS general ledger that Stratton made payments to a number of entities and/or individuals.

The following payments of this nature were identified:

Third party	2004 R	2005 R	2006 R
A Halpern	60 000.00	0.00	0.00
M2K	0.00	0.00	0.00
Heath	79 000.00	0.00	0.00
Care Products	1 800 000.00	0.00	0.00
Lemonhouse	191 000	0.00	0.00
Palto	150 000	0.00	0.00

In addition, we reviewed the CMMS general ledger for payments made to the individuals and to the entities identified *supra*.

Third party	2004 R	2005 R	2006 R
A Halpern	0.00	0.00	0.00
M2K	0.00	500 000.00	0.00
Heath	0.00	0.00	0.00
Care Products	2 800 000.00	0.00	0.00
Lemonhouse	0.00	0.00	0.00
Palto	0.00	234 000.00	0.00

12.10.6 Authorisation

The payments in respect of the consultancy fees paid to Stratton were primarily authorised by Buitendag. The invoices, in respect of the payments made to consultants on behalf of JCI Limited, were authorised by Stratton and Buitendag.

12.10.7 Benefit to JCI Limited

12.10.7.1 Consulting Services

It appears that JCI Limited did receive the benefit of services rendered by Stratton. Stratton, as a director, was responsible for dealing with the consultants, especially the consultants who performed work in respect of providing intelligence investigations. His involvement with JCI Limited and its subsidiaries is further evident from the contents of this report.

12.10.7.2 Payments to consultants on behalf of JCI Limited

It is evident from the descriptions on the invoices, submitted by Stratton, that most of these services were rendered in respect of the RB Kebble and DRD claims and litigation. The background thereto is recorded at paragraph 12.8 *supra*. He also managed litigation in which JCI Limited was involved.

It appears that these services were not only to the benefit of JCI Limited, but also to the benefit of RAR Kebble, RB Kebble and REC. Based on our investigation, there is evidence indicating that significant time may have been spent on these matters, of which a large percentage might have had to do with the AIN and DRD litigation, and WAL. Therefore the possibility that not only JCI Limited benefited from his services, but also the Kebble family and REC, cannot be excluded at this stage.

12.10.8 Conclusions

We obtained documentation reflecting that there was an agreement between RB Kebble and Stratton regarding his executive appointment. It appears that Stratton fulfilled his obligations in terms of the agreement with RB Kebble. Stratton was remunerated in accordance with the agreement. A significant portion of the funds, paid by Stratton on behalf of JCI Limited, was also to the benefit of RAR Kebble, RB Kebble, REC and JCI Limited.

12.11 Kirstenberry Lodge

The payments to and relating to Kirstenberry Lodge were dealt with at section 10.24 *supra*.

12.12 Marulelo Communications

12.12.1 Background

Information, obtained from public available sources, indicated that Marulelo was a private company with registration number 2000/018341/07. Barrett was a director of Marulelo.

12.12.2 Contract

A contract was entered into between JCI Limited and Marulelo on 12 August 2003[477]. The effective date, as per the contract, was 1 September 2001. The types of services to be rendered included the following:

"3.1.1 the provision of strategic advice;

3.1.2 external public relations;

3.1.3 image and issue management;

3.1.4 to create and manage media strategy;

3.1.5 to arrange for press conferences as circumstances dictate;

3.1.6 to liaise with the client's executive committee, as requested;

3.1.7 political lobbying;

3.1.8 event management; and

3.1.9 such other services as are specifically agreed will form part of the standard services."

The contract further recorded that:

[477] Refer Exhibit 7.12.2

"*4.3.1 The monthly retainer does not include disbursements and/or out of pocket expenses ("disbursements") incurred by Marulelo for and on behalf of the client in rendering the services. All such disbursements will be reimbursed by the client to Marulelo in accordance with invoices and/or vouchers rendered by Marulelo to the client from time to time.......Such disbursements shall include, but not be limited to, the costs of all travelling, telephone calls, telefaxes, related entertainment, the costs of any sub-contractors and agents as well as any venue hire...*".

A monthly retainer of R175 000.00 was agreed upon as per the contract, signed on 12 August 2003. A Variation Agreement was signed between the contracting parties on 23 November 2003[478], wherein the monthly retainer, as previously agreed upon, applied till the end of December 2003 and was then increased to R346 875.00.

In addition to the monthly retainer, significant monthly disbursements were claimed by Marulelo, ranging from approximately R100 000.00 to R400 000.00.

The contract stipulated a 12% escalation rate at the end of July of each year in respect of the retainer. The retainer increased by 13% for the month of August 2003 to R196 875.00[479] (R129 375.00 + R67 500), instead of 12%, resulting in an excess monthly payment of R875.00.

Included in Marulelo's monthly disbursement charge was a monthly charge of R75 000.00 (R100 000 from February 2005) for another media consultant, Strauss[480]. Straus informed us that she was informed by Barrett that he had negotiated a separate contract for her services. It appears from the supporting documentation, that included in the disbursements were amounts of R75 000.00[481] and R50 000.00[482], relating to bonuses paid to Strauss.

According to Strauss, she invoiced Marulelo for services and Marulelo invoiced JCI Limited for the same amount[483]. Strauss invoiced Marulelo under two separate invoices for any given month, one for an amount of R50 000.00 (R60 000.00 from February 2005), with the invoice reference for example "*VAT invoice – Junech*" being the applicable month, and another invoice of R25 000.00 (R40 000.00 from February 2005) with an invoice reference being REV 19[484]. Strauss stated the REV 19 reference may have been for projects that involved events organising. Strauss could not provide explanations to substantiate the amounts that she received from Barrett.

[478] Refer Exhibit 7.12.3
[479] Refer Exhibit 7.12.4
[480] Refer Exhibit 7.12.5
[481] Refer Exhibit 7.12.6
[482] Refer Exhibit 7.12.7
[483] As per consultation with Strauss
[484] Refer Exhibit 7.12.7

Marulelo also invoiced JCI Limited for services rendered by Revolution Events. Revolution Events was also owned by Barrett. The services, rendered and invoiced to Marulelo by Revolution Events, included the following:

- Security services for a guard at Torquay Road for an amount of R3 157.90 per month[485];
- Invoice number 0015 reflected an amount of R25 000.00 for consultation fees due to Strauss for March 2004[486]. This was in addition to the amounts charged as disbursements for Straus' monthly retainer of R75 000.00; and
- Invoice number 0041 reflected an annual membership of R10 964.91[487].

The disbursements charges for May 2004, June 2004 to May 2005, reflected amounts of R100 000.00 for April 2004 and May 2004 and R50 000.00 for the other months, described as "*Professional Services Local*"[488]. There were no supporting invoices for this claim.

One P van der Merwe appears to have been another subcontractor used by Marulelo and R20 000.00 was charged for P van der Merwe's services in the September 2004 disbursement charges of R339 774.22[489].

We were informed by P van der Merwe, that he was a writer and that he had written a series of articles for Strauss[490]. In respect of this specific charge of R20 000.00, Van der Merwe stated that the only work that he had done for JCI Limited was an article written on Buitendag and that the R20 000.00, as recorded, was an excessive charge for that article.

Van der Merwe further stated that he had done other articles on the Kebble Art Awards, but that those did not relate to the same invoice that he had submitted to Marulelo. Van der Merwe stated that he was introduced to Marulelo by Strauss. The invoice of Van der Merwe stated "*Retainer: August 2004*". Van der Merwe stated that he did not receive any retainer from Marulelo and that the reason for him describing the service as a retainer was on instruction from either Barrett or Strauss.

485 Refer Exhibits 7.12.8 and 7.12.12
486 Refer Exhibit 7.12.9
487 Refer Exhibit 7.12.10
488 Refer Exhibit 7.12.11
489 Refer Exhibit 7.12.12
490 As per consultation with P van der Merwe

12.12.3 Relationship

According to Stratton, Marulelo performed public relations services for the JCI Limited group.

12.12.4 Payments

The total amount invoiced by Marulelo in respect of consultancy fees and disbursements, for the period April 2003 to October 2005, was R18 155 760.57[491]. An amount of R2 421 709.86 was outstanding as at 31 December 2005, including the disbursements charge and retainers for November 2005 and December 2005, respectively.

12.12.5 Authorisation

There is a contract for the services rendered by Marulelo. The contract was signed by RB Kebble. According to Stratton, RB Kebble informed the other directors of the work conducted by Marulelo.

12.12.6 Benefit to JCI Limited

Marulelo had conducted public relations and events coordination for JCI Limited; however the services rendered by Marulelo cannot be defined as exclusive to JCI Limited. Certain payments made were for the benefit of RB Kebble, for example the monthly cell phone charge of over R1 630.39[492], as well as expenses incurred in respect of arts advertising[493]. Furthermore, the payments made in respect of disbursements, were not always supported by documentation.

Barrett has subsequently initiated a claim against JCI Limited for outstanding amounts due and for a twelve months' notice payment. According to Morton the claim was in excess of R8 million, comprising the outstanding amounts and notice payment. We were informed by Morton that the matter had been resolved on 6 January 2005 and a settlement payment was made to Marulelo for outstanding amounts due and for termination of the contract[494]. According to the settlement, JCI Limited would pay an amount of R4 million plus VAT of R580 000.00 to Marulelo in full and final settlement of all liabilities and obligations of either party to the other.

---

[491] Refer Annexure NN
[492] Refer Exhibit 7.12.14
[493] Refer Exhibit 7.12.15
[494] Refer Exhibit 7.12.1

12.13 John Mason (SAFCO)

12.13.1 Background search

It is evident from Mason's Curriculum Vitae that he was involved in the fishing industry since the 1960's[495]. Mason was based in Australia. It appears that Stratton requested Mason, during May 2004, to assess tuna fishing opportunities in South Africa[496]. Stratton explained that he knew Mason for many years. Stratton confirmed that, after JCI Limited realised that there was an opportunity in the fishing industry, he decided to approach Mason for assistance[497].

It appears from an unsigned draft letter dated 19 August 2004 and captioned "*Re: APPOINTMENT: MR JOHN MASON AS CHIEF EXECUTIVE OFFICER OF SOUTHERN ATLANTIC FISHING COMPANY*" that Mason was appointed as CEO of SAFCO[498].

12.13.2 Contractual relationship

We could not locate any written consulting agreement between Mason and JCI Limited.

It appears that Mason submitted invoices in respect of consultants' fees for the period August 2005 to January 2005. We noted the following from a letter dated 15 March 2005:

- Mason was appointed as Chief Executive Officer of SAFCO;
- SAFCO commenced operating on 1 March 2005;
- During the formation of SAFCO, Mason was paid as a consultant of JCI Limited. It was confirmed that a percentage of his remuneration would have continued to be derived from consultancy to JCI Limited in the amount of R40 000 per month; and
- The letter was signed on behalf of Stratton.

[495] Refer Exhibit 7.13.1
[496] Refer Exhibit 7.13.2
[497] As per consultation with Stratton
[498] Refer Exhibit 7.13.3

12.13.2.1 Additional agreement between JCI and Mason

We located an agreement, entered into between Mason and JCI Limited on 11 April 2005[499]. The following clauses thereof are relevant to our investigation.

"1. JCI and JM have been involved together in the assessment and realisation of a strategy in the Tuna Long Lining Fishery in Southern Africa since May 2004..."

"... 4. JCI has assumed considerable risk under the SAFCO strategy and has engaged with JM to ensure that the SAFCO operation commenced timeously and ran profitably to protect JCI's exposure to the debt and equity advanced to SAFCO. The terms of JM's engagement with JCI are recorded below..."

"...10. The terms of JCI's engagement with JM are completely independent of the terms of JM's engagement with SAFCO as the Chief Executive Officer..."

"...Participation

"1.1 JM shall be entitled to participate in JCI's returns, to the extent that such returns actually accrue to JCI, as recorded in the Project Financing Agreement and the DSA limited to the extent herein recorded.

1.2 JM's participation shall be limited to the right to 10% of JCI's entitlement under the following relevant paragraphs:

1.2.1. Under the Project Funding Agreement

1.2.1.1 paragraphs 5.4.2 and 5.4.3;

1.2.2 Under the DSA

1.2.2.1 Paragraph 6; and

1.2.2.2 Paragraph 8.1 not including the Capital Amount under the definition of Redemption Amount, to which amount JCI shall continue to hold the exclusive Claim";

1.2.2.3 Paragraph 9.1, not including the Capital Amount under the definition of Redemption Amount, to which amount JCI shall continue to hold the exclusive claim;

---

499 Refer Exhibit 7.13.4

1.3 For purposes of clarity, the 10% referred to at clause 1.2 refers to 10% of whatever JCI is entitled to from time to time..."

It is evident from clause one of the agreement that Mason was involved in the realisation of a strategy and that JCI Limited financed SAFCO. JCI Limited engaged Mason to ensure that the operation was profitable to protect JCI Limited's exposure to SAFCO. We noted that, at clause ten, it was recorded that this agreement was independent from the agreement between Mason and SAFCO.

Attached to the agreement was an Annexure A, which reflected on *"fees paid to Mason"* and *"outstanding payments"* to him. The total amount outstanding, according to Annexure A, was AUD 175 438[500]. It was recorded in the agreement that JCI Limited would pay the amount to Mason within thirty days of receipt of written demand.

Although it appears that this agreement did not govern the consulting arrangement, it had possible financial implications for JCI Limited. We cannot comment on these implications as we are still awaiting the project financial agreement and the debenture subscription agreement.

12.13.3 Payments made to Mason

It appears that the total amount of R203 701.28 was paid to Mason in respect of consulting fees and other expenses[501]. The consulting fees comprised six payments of R20 000 each.

All the payments in respect of the consulting fees were debited to the loan account of SAFCO in the books of CMMS.

We do not know whether the AUS 175 438 was paid to Mason and, if paid, where it was accounted for.

Mason provided a schedule indicating that the total amount outstanding appears to be R470 000, which relates to invoices number 111 to 120 for August to December. It as not recorded which year the invoices represented. We note that there appears to be two invoices in respect of each month, one for R60 000 and one for R40 000. Based on the letter, dated 15 March 2005 mentioned *supra*, it appears that JCI Limited committed to pay Mason the R40 000 per month and that the R60 000 was to be paid by SAFCO.

500 Refer Exhibit 7.13.4
501 Refer Annexure OO

12.13.4 Authorisation

It appears that Stratton authorised most of the payments to Mason.

12.13.5 Benefit to JCI Limited

Mason made a contribution to SAFCO.

12.14 Masaputsela/Changing Tides

Due thereto that expenses, incurred by CMMS to Masupatsela, were recorded in the balance sheet of CMMS and treated there, we refer to section 10.8 *supra*.

12.15 Micromath Trading 485 CC

12.15.1 Background search

Information, obtained from public available sources, indicated that Micromath was a close corporation with registration number 2001/071851/23 and that Sabbatini was the sole member of Micromath.

12.15.2 Contract

There is no evidence of a contract entered into between JCI Limited and Micromath. Sabbatini stated that there was a contract, but that he had not retained a copy of the contract[502]. Stratton stated that he was not aware of any contract between JCI Limited and Micromath[503].

Bailey stated that she had no records of any contracts or consultancy agreements entered into between JCI Limited and Micromath[504].

12.15.3 Relationship

The types of services rendered by Micromath, according to the invoices rendered, were for "*Consultants Fees Re civil engineering and E.M.P/R*".

[502] As per consultation with Sabbatini
[503] As per consultation with Stratton
[504] As per consultation with Bailey

Two invoices were received from Micromath, styled "*Invoice No. JCI Properties*".

The first invoice, dated 17 February 2005[505], was for an amount of R1 050 000.00 and was signed by Buitendag on the same date. The invoice description reads as follows:

"*Mossel Bay Valodrom Project – 3 months*

Consultants Fees Re civil engineering and E.M.P/R

September 2004	*R330 000.00*
December 2004	*R350 000.00*
January 2005	*R370 000.00*"

The second invoice, for an amount of R920 000.00[506], was also dated 17 February 2005. The invoice description reads as follows:

"*Mossel Bay Voladrom Project*

Provision for architectural and development concepts together with models and presentation to the Mossel Bay administration"

This transaction was initially posted to the JCI Property Development loan account and then reallocated to consulting fees in the ledger of CMMS.

The following details, appearing on the invoice of Micromath, were the same as those appearing on the invoice of CNSG:

"*Please fax deposit slips to (011) 493 1897/499 1387*"

We established that Micromath and CNSG shared the same telephone numbers. An employee at CNSG, Christine, informed us that she administered the correspondence and the cheques for Micromath[507].

[505] Refer Exhibit 7.15.2
[506] Refer Exhibit 7.15.1
[507] As per consultation with Christine

Sabbatini informed us that there was no such project as described on the invoices submitted to JCI Limited, but that he was instructed by Stratton to use this description to conceal confidential investigations that were co-ordinated by him[508]. However, Stratton stated that the description, appearing on the invoices, was for an investigation on the tendering for a development in Mossel Bay[509].

Sabbatini stated that Micromath had not performed any investigations, but rather that he co-ordinated various investigations performed by other companies. He stated that he had used the services of CNSG investigators. Sabbatini listed the following investigations as those that he coordinated:

- George Poole on helicopters, bank and share dealing searches. According to Sander, this was an ongoing investigation by CNSG, for which a monthly retainer of R300 000.00 was paid. Stratton also confirmed that he had instructed CNSG to conduct this investigation;
- Different share dealings into different bank accounts;
- Kabusha;
- RB Kebble's taxes (continued after initial work performed by Heath);
- Removal of council offices; and
- Research on Peter Skeat which, according to Sander, was an ongoing investigation by CNSG, for which a monthly retainer of R300 000.00 was paid;

Sabbatini stated that all the reports generated, were given to Stratton. Sabbatini initially agreed to make these reports available to us, but later stated that he had given the originals, as well as his copies of the reports, to Stratton[510]. Sabbatini was unable to elaborate on the detail of any of the investigations. He claimed that the investigations were performed and stated that we should ask Stratton for the details.

508 As per consultation with Sabbatini
509 As per consultation with Stratton
510 As per consultation with Sabbatini

According to Stratton, Micromath was associated with CNSG. Stratton stated that he had requested Micromath to conduct certain internal investigations. Stratton explained, in relation to the above invoices, that the total of the work performed by Micromath should not have exceeded R1 000 000.00[511]. Stratton agreed to provide us with information regarding what he termed a "*duplicate payment*" to Micromath. At the time of writing this report, Stratton had not provided us with any feedback thereon.

12.15.4 Payments

The total amount, invoiced by and paid to Micromath for the period February 2005 to October 2005, is R1 970 000.00[512].

12.15.5 Authorisation

Stratton stated that he had authorised the work performed by Micromath.

12.15.6 Benefit to JCI Limited

According to Stratton the payment of almost R2 million for services rendered by Micromath cannot be justified. Stratton stated that, at most, only half of this amount should have been paid to Micromath for services rendered[513].

The services rendered, as claimed by Sabbatini, were contradicted by both Sander and Stratton.

12.16 RB Kebble

12.16.1 Background

RB Kebble was a director in the following companies, which have relevance to our investigation[514].

---

511 As per consultation with Stratton
512 Refer Annexure PP
513 As per consultation with Stratton
514 Refer Exhibits 7.16.1 and 7.16.2

Entity	Date appointed	Capacity
JCI Limited	1 September 1997	Director
JCI Gold	23 March 1998	Director
CMMS	22 August 1996	Director
Randgold & Exploration	24 July 2003	Director
Randgold Resources	4 November 2003	Director
Castle Ultra Trading 295 (Pty) Limited	21 May 2002	Director
Dormell Properties (Pty) Limited	20 March 2003	Director
Inkwenkwezi Gold (Pty) Limited	13 July 2004	Director
JCI Property Development (Pty) Limited	1 October 2001	Chairman
Kirstenberry Lodge (Pty) Limited	10 March 2004	Director

RB Kebble executed executive functions in the above mentioned companies. RB Kebble was a director and member of a number of other legal entities as well, which are not listed here.

12.16.2 Contractual relationship

We could not locate any written consultancy agreement between RB Kebble and JCI Limited, JCI Gold or CMMS.

12.16.3 Consulting fees

Payment of the consultancy fees to RB Kebble were mainly made by JCI Gold. Only the last four payments to RB Kebble, of R300 000 per month during 2005, were made by CMMS[515].The initial amount of the consultancy fees, paid to RB Kebble, was R185 000 per month, but it was increased during October 2003 to R342 000, including VAT[516].We obtained the invoices submitted by RB Kebble, in which it was recorded that the claims were in respect of fees for services rendered.

[515] Refer Annexure QQ
[516] Refer Exhibit 9

12.16.4 Payment made by RB Kebble on behalf of CMMS

Journal voucher J 1995, dated 31 March 2004, recorded that RB Kebble made various payments on behalf of CMMS[517]. Attached to the voucher were a number of documents, which include the following:

- A document in manuscript and captioned "*Adjust Journals – 31/3/04*";
- A list of payments made out of RB Kebble's Standard Bank bank account; and
- Proof of payments in respect of some of the payments reflected in the list mentioned above, styled "*Payment Receipts*".

In addition to these documents, we obtained a reconstructed cashbook of the RB Kebble Standard bank account. The cashbook covers the calendar years 2001, 2002, 2003 and 2004[518].

According to RB Kebble's cashbook, the payments, made from RB Kebble's bank account, *inter alia* included the following:

- Donations to the ANC;
- Consulting fees paid to Gleason Publications;
- Consulting fees paid to Capacity Building;
- Consulting fees paid to Yengeni;
- Consulting fees paid to SJ Pandor;
- Loan made to EB Molefe;
- December 2003 bonuses paid by RB Kebble; and
- Consulting fees paid to Ficcuseco.

12.16.4.1 Donations ANC

It appears from the list that the following payments were made and classified as donations to the ANC[519].

[517] Refer Exhibit 7.16.3
[518] Refer Exhibit 7.16.4
[519] Refer Exhibits 7.16.3 and 7.16.4

Description	Amount R	Date	Receipt attached to Journal	Confirmed against RB Kebble reconstructed cash book
ANC Western Cape	250 000	08 January 2004	No	*"ANC Western Cape"*
ANC Western Cape	250 000	14 January 2004	No	*"ANC Western Cape"*
ANC Youth League	150 000	11 March 2004 acc to cashbook	Paid to Nedbank Permanent Peoples Bank account number 0019 8458 2429	*"RL Ncwana Lunga"*
ANC Youth League	600 000	26 February 2004	Two receipts paid to Nedbank Permanent Peoples Bank account number 0019458 2429	*"RL Ncwana (R550k and R50k)"*
ANC Youth League	150 000	11 March 2004		*"RL Ncwana on 12 March 2004"*
ANC Youth League	30 000	08 April 2004	Paid to Nedbank Permanent Peoples Bank account number 0019458 2429	*"Cash"*
ANC Western Cape	5 000 000	10 April 2004	Paid to Nedbank Permanent Peoples Bank account number 0019458 2429	*"RL Ncwana"*
ANC Eastern Cape	250 000	30 April 2004	Paid to FNB account number	*"ANC Eastern Cape"*

Description	Amount R	Date	Receipt attached to Journal	Confirmed against RB Kebble reconstructed cash book
			0526 4004 6639	
ANC Western Cape	250 000	05 May 2004	Nedbank Permanent Peoples Bank account number 0010 1110 0312	*"Friedshelf 403 (Pty) Limited"*
Total	**6 930 000**			

As recorded in the above-mentioned schedule, there were copies of receipts attached to the journal. There were receipts for all except three of these payments, which were the first two payments reflected on the list and one of the payments of R150 000 on 11 March 2004.

We could only trace one payment of R150 000, which was recorded in the reconstructed cash book on 12 March 2004. We could not find a second transfer of R150 000.

According to the receipts, all the payments, in respect of the ANC Youth League, were transferred to Nedbank Permanent Peoples Bank acc no 0019 8458 2429. According to the receipts, the beneficiary was Ncwana[520].

The receipt, in respect of the payment of R5 000 000 for the ANC Western Cape, was not clear, but it appears that the account number corresponds to the account number, of which the beneficiary was specified as Ncwana[521].

There is also a discrepancy between the information in the reconstructed cash book and the payment receipts. The reconstructed cash book reflected two additional payments on 8 April 2004, which were[522]:

520 Refer Exhibit 7.16.3
521 Refer Exhibit 7.16.3
522 Refer Exhibits 7.16.3 and 7.16.4

Date	Detail	Amount R	Sundries
8 April 2004	Cash	45 000	*"ANC 30 000 Brett 15 000"*
8 April 2004	RL Ncwana	30 000	*"Instruction Brett"*

Therefore, it appears that the receipts, attached to the journal, refer to the second transaction, reflected in the reconstructed cash book, whereas RB Kebble's accountant referred to the R30 000 transactions to the ANC as the first cash transaction.

Ncwana confirmed that bank account number 00194582429, at Nedbank Permanent Bank, was his personal account. He further indicated that he received various amounts of money from RB Kebble as donations for the ANC, whereafter he then transferred the funds to the account of the ANC. Ncwana indicated that the payments, in respect of donations, were treated in this manner because RB Kebble did not want people to know that he donated money to the ANC[523]. Ncwana's comments created the impression that these donations were made by RB Kebble and not by a JCI Limited company. We have not seen any resolution of the directors, or a minute of a directors' meeting, recording authority for such donations on behalf of any JCI Limited company.

Although Ncwana undertook to provide confirmation that these donations were transferred to the ANC, we have not received such confirmations at the date of this report.

It appears from the payments receipts that the payment, on 30 April 2004 in respect of the ANC Eastern Cape, was made to an FNB account number 0526 4004 6639[524]. The beneficiary name, according to the receipt, was the ANC Eastern Cape[525].

The payment receipt in respect of the transfer of R250 000 on 5 May 2004 to the ANC Western Cape, recorded that the payment was made to Nedbank Permanent Peoples Bank account number 0010 1110 0312. The beneficiary name, reflected on the receipt, was Friedshelf 403 (Pty) Limited[526].

---

[523] As per consultation with Ncwana
[524] Refer Exhibit 7.16.3
[525] Refer Exhibit 7.16.3
[526] Refer Exhibits 7.16.3 and 7.16.4

It appears from a statutory search that Friedshelf 403 (Pty) Limited was a company with registration number 2004/001187/07, incorporated on 21 January 2004. The directors of the company were registered on 21 January 2004 and were:

- Griffiths; and
- Ncwana.

It is unclear why RB Kebble's account was used to transfer funds in respect of donations. We are awaiting confirmation that the funds were transferred to the ANC.

It appears from handwritten notes that the first five payments amounted to R1 400 000 and that the last four payments were made after the 2004 financial year end of CMMS.

The handwritten journal reflected that CMMS ledger the account 850500: Donations had to be debited with the amount of R1 400 000 and that ledger account number 174501: Sundry Debtors-RB Kebble/Consolidated Investments/Alibi Props had to be credited with the same amount in the books of CMMS[527].

The entries, in the handwritten journal, were entered in the general ledger of CMMS during the 2004 financial year, with the effect that the balance of the Sundry Debtors-RB Kebble/ Consolidated Investments/Alibi Props was reduced to the benefit of RB Kebble.

12.16.4.2 Gleason Publications

It appears from the list that RB Kebble made a number of payments to Gleason Publications and one payment to ED Gleason.

It appears from information, obtained from public available sources, that Gleason Publications was incorporated on 8 August 1996 with registration number 1996/010505/07. The directors of Gleason Publications were reflected as:

- Gleason;
- Mary Louise Greig; and

[527] Refer Exhibit 7.16.3

- Myrle Van der Straeten.

Ntsele was a director of Gleason Publications until he resigned on 28 February 2005.

It appears from public available sources that Gleason Publications were owned by:

- Brait – 10%;
- Terry Roseburg– 5%;
- Vernon Rice– 5%;
- Gleason – 52%;
- Mary Louise Greig– 23%; and
- Myrle Van der Straeten - 5%.

It appears that the following payments were made to Gleason Publications and to ED Gleason[528].

Payee	Amount R	Date	Receipt attached to Journal	Confirmed against RB Kebble reconstructed cash book
Gleason Publications	75 000	30 May 2003	Paid to Standard Bank account number 46 076 1	*"Brett?"*
Gleason Publications	55 000	03 June 2003	Paid to Standard Bank account number 46 076 1	*"For Dominique Ntsele"*
Gleason Publications	125 000	03 July 2003	Paid to Standard Bank account number 46 076 1	*"Instruction Brett?"*
Gleason Publications	150 000	30 July 2003	Paid to Standard Bank account number 46 076 1	*"Instruction Brett?"*
Gleason Publications	150 000	02 September 2003	Paid to Standard Bank account number 46 076 1	*"Brett Instruction for David Gleason"*
Gleason Publications	90 000	03 March 2004	Paid to Standard Bank account number 46 076 1	*"Brett instruction?"*

528 Refer Exhibits 7.16.3 and 7.16.4

Payee	Amount R	Date	Receipt attached to Journal	Confirmed against RB Kebble reconstructed cash book
ED Gleason	50 000	01 March 2004	Nedbank, Permanent Peoples Bank 19 7205 2799	*"Instruction Brett"*
Total	**695 000**			

The inscriptions, appearing in the last column of the table above, were quoted as per the inscriptions appearing in the reconstructed cash book of RB Kebble.

There were payments receipts in respect of all the payments, which indicates that all except one were transferred to the same bank account, being Standard Bank, bank account number 460761. The beneficiary of the account was also reflected on the receipt as Gleason Publications[529]. Our statutory searches confirmed that these bank account details were listed under *"the Bankers"* details in respect of Gleason Publications. The other payment, to ED Gleason, was made to Nedbank, Permanent Peoples Bank, bank account number 19 7205 2799[530].The following was recorded in an e-mail message, attached to the payment receipts[531]:

"Our cash flow projection for Gleason Publications for February and to mid-March shows a requirement of R90 000.

Can you please arrange, as we discussed, for payments to be made as follows:

Gleason Publications Standard Bank Braamfontein Br code 004805 A/C no: 000460761 R90 000

ED Gleason Nedbank Hyde Park Br code 197-205 A/C no: 1972 052799 R50 000

As we discussed, I have not involved DN in the loop.

Pse let me know when you can what day/time I am to have meeting with RB Kebble.

Many thanks

David"

529 Refer Exhibit 7.16.3
530 Refer Exhibit 7.16.3
531 Refer Exhibit 7.16.3

The e-mail was dated 23 February 2004. The following hand written notes appeared on the e-mail"

"*27/02*

Brett approved verbally"

And

"*1/03*

Jill will pay today"

Stratton explained that David Gleason was in partnership with Ntsele[532]. We have not confirmed whether the "*DN*" in the e-mail referred to Ntsele. Gleason indicated the following:

- He received payments from RB Kebble;
- He provided financial intelligence to RB Kebble;
- His relationship was with RB Kebble and not JCI Limited;
- He never performed any work for JCI Limited;
- He was not aware that the payments to him were recorded in the books of CMMS; and
- He received one payment of R255 000 from RB Kebble, which was paid *via* the account of Ntsele.

No evidence was found indicating that CMMS, or any other JCI Limited company benefited from the services.

The handwritten journal reflected that the CMMS ledger account 801500: Consulting Fees Paid had to be debited with the amount of R695 000 and that ledger account number 174501: Sundry Debtors: RB Kebble/Consolidated Investments, had to be credited with the same amount in the ledger of CMMS[533].

[532] As per consultation with Stratton
[533] Refer Exhibit 7.16.3

The entries in the handwritten journal were entered in the general ledger of CMMS during the 2004 financial year, with the effect that the balance of the Sundry Debtors RB Kebble/Consolidated Investments/Alibiprops was reduced with the amount of R695 000, which was to the benefit of RB Kebble.

12.16.4.3 Capacity Building

It appears from the list that RB Kebble made a number of payments to Capacity Building[534]. As mentioned at section 12.2 *supra*, Ntsele was listed as the sole director of Capacity Building.

It appears that the following payments were made to Capacity Building[535].

Payee	**Amount R**	**Date**	**Receipt attached to Journal**	**Confirmed against RB Kebble reconstructed cash book**
Capacity Building	160 000	30 October 2003	Nedbank, Permanent Peoples Bank acc no 16 8612 1431	*"Instruction Brett/Dominic Ntsele"*
Capacity Building	300 000	02 December 2003	Nedbank, Permanent Peoples Bank acc no 16 8612 1431	*"Instruction Brett for Dominic Ntsele"*
Capacity Building	350 000	19 December 2003	Nedbank, Permanent Peoples Bank acc no 16 8612 1431	*"Bretts' instruction for Dominic Ntsele"*
Capacity Building	500 000	02 February 2004	Nedbank, Permanent Peoples Bank acc no 16 8612 1431	*Not confirmed to cash book*
Capacity Building	350 000	04 March 2004	Nedbank, Permanent Peoples Bank acc no 16 8612 1431	*"Brett instruction for Dominic"*
Capacity Building	150 000	01 April 2004	Nedbank, Permanent Peoples Bank acc no 16 8612 1431	*"Instruction Brett"*
Capacity	350 000	08 April 2004	Not clear but it appears to be	*"Instruction Brett*

[534] Refer Exhibit 7.16.3
[535] Refer Exhibits 7.16.3 and 7.16.4

Payee	Amount R	Date	Receipt attached to Journal	Confirmed against RB Kebble reconstructed cash book
Building			acc no 16 8612 1431	*for Dom"*
Capacity Building	100 000	06 May 2004	Nedbank, Permanent Peoples Bank acc no 16 8612 1431	*"Brett instruction for Dominic"*
Capacity Building	70 000	10 May 2004	Nedbank, Permanent Peoples Bank acc no 16 8612 1431	*"Brett instruction for Dominic"*
Total	2 330 000			

There were payments receipts in respect of all the payments, which indicated that all payments were made to the same account being Nedbank, Permanent Peoples Bank account number 16 8612 1431. The beneficiary was also reflected on the receipt as Capacity Building[536].

It appears from a handwritten note that the first five payments, which amounted to R1 660 000, resorted in the 2004 financial year and that the rest of the payments, which amounted to R670 000, resorted in the 2005 financial year[537].

Capacity Building was a consultant of JCI Limited, as discussed at paragraph 12.2 *supra*.

The handwritten journal reflected that the CMMS ledger account: 801500, Consulting Fees Paid had to be debited with the amount of R1 660 000 and that ledger account number 174501: Sundry Debtors-RB Kebble/Consolidated Investments had to be credited with the same amount in the books of account of CMMS[538].

The entries in the handwritten journal were entered in the general ledger of CMMS in the 2004 financial year of CMMS, with the effect that the balance of the Sundry Debtors RB Kebble/Consolidated Investments/Alibi Props was reduced with the amount of R1 660 000, which was to the benefit of RB Kebble.

---

536 Refer Exhibit 7.16.3
537 Refer Exhibit 7.16.3
538 Refer Exhibit 7.16.3

12.16.4.4 TS Yengeni

It appears from the list that RB Kebble made two payments to TS Yengeni[539]. The details of the two payments were as follows:

Payee	Amount R	Date	Receipt attached to Journal	Confirmed against RB Kebble reconstructed cash book
TS Yengeni	60 000	09 September 2003	No payment receipt	*"Instruction Brett for Tony Yengeni"*
TS Yengeni	60 000	16 April 2004	No payment receipt	*"Brett's Instruction"*

We did not obtain any payment receipts in respect of these payments and can not confirm to which bank account the funds were transferred. Yengeni did however provide consulting services under the entity Abongile Consulting, as discussed at section 12.1 *supra*.

A handwritten note on the list reflected that the second payment resorted in the next financial year of CMMS, which was 2005[540].

The handwritten journal reflected that the CMMS ledger account 801500: Consulting Fees Paid had to be debited with the amount of R60 000 and that ledger account number 174501: Sundry Debtors-RB Kebble/Consolidated Investments had to be credited with the same amount in the books of CMMS[541].

The entries in the handwritten journal were entered in the general ledger of CMMS in the 2004 financial year, with the effect that the balance of the Sundry Debtors RB Kebble/Consolidated Investments/Alibi Props was reduced with the amount of R60 000, which was to the benefit of RB Kebble.

12.16.4.5 SJ Pandor

It appears that the RB Kebble made the following payment to SJ Pandor[542].

539 Refer Exhibits 7.16.3 and 7.16.4
540 Refer Exhibit 7.16.3
541 Refer Exhibit 7.16.3
542 Refer Exhibits 7.16.3 and 7.16.4

Payee	Amount R	Date	Receipt attached to Journal	Confirmed against RB Kebble reconstructed cash book
SJ Pandor	250 000	08 September 2003	No payment receipt	*"Instruction Brett for Sharif Pandor"*

We did not locate any payment receipt in respect of this payment. We have not found any agreement underlying this payment. No resolution of the directors of any JCI Limited company was found authorising this payment.

The handwritten journal reflected that the CMMS Ledger account 801500: Consulting Fees Paid had to be debited with the amount of R250 000 and that ledger account number 174501: Sundry Debtors-RB Kebble/Consolidated Investments had to be credited with the same amount in the books of CMMS[543].

The entries in the handwritten journal were entered in the general ledger of CMMS in the 2004 financial year, with the effect that the balance of the Sundry Debtors RB Kebble/Consolidated Investments/Alibi Props was reduced with the amount of R250 000, which was to the benefit of RB Kebble.

Pandor indicated that he cannot recall the payment to him, but the he would come back to us and provide clarity thereon. AT the time of drafting this report, the information was still outstanding.

12.16.4.6 EB Molefe

It appears from the list that RB Kebble made the following payment to EB Molefe[544].

Payee	Amount R	Date	Deposit slip attached to Journal	Confirmed against RB Kebble reconstructed cash book/sundries
EB Molefe	100 000	22 August 2003	ABSA Acc no 5349 1100 000 16044	*"Vacation instruction Brett"*

543 Refer Exhibit 7.16.3
544 Refer Exhibits 7.16. 3 and 7.16.4

The deposit slip reflected that the funds were deposited to EB Molefe's, ABSA bank account with number 5349 1100 000 16044[545]. The description given in the RB Kebble reconstructed cash book is "*Vacation instruction Brett*". It appears that the *"2004"* was altered to reflect 2003. The word loan was also written on the left of the date under the payment to EB Molefe[546]. It appears from the reconstructed cashbook that this payment was not made in respect of any services rendered, but was to pay for Molefe's vacation.

The handwritten journal reflected that the CMMS ledger account 174510: Loan EB Molefe had to be debited with the amount of R100 000 and that ledger account number 174501: Sundry Debtors RB Kebble/Consolidated Investments had to be credited with the same amount in the books of CMMS[547].

The entries in the handwritten journal were entered in the general ledger of CMMS in the 2004 financial year, with the effect that the balance of the Sundry Debtors RB Kebble/Consolidated Investments/Alibi Props was reduced with the amount of R100 000, which was to the benefit of RB Kebble.

12.16.4.7 December 2003 bonuses paid by RB Kebble

It appears from the list that, in addition to the printed list of payments, there were a number of payments made, recorded in manuscript[548]. One of the hand written items reflected "*Dec BonusR2M*". There was no payment receipt attached to the hand written journal in respect of the December bonuses.

It appears from the reconstructed cash book that the following payments were made and, according to the description as per the cashbook of RB Kebble, comprised bonuses to the following persons[549]:

Date	Recipient	Amount R	Description
18 December 2003	Sello Rasethaba	300 000	*"Sello & Mafika bonuses"*
18 December 2003	Andile Nkhulu	150 000	*"Bonus"*

545 Refer Exhibit 7.16.3
546 Refer Exhibit 7.16.3
547 Refer Exhibit 7.16.3
548 Refer Exhibit 7.16.3
549 Refer Exhibits 7.16. 3 and 7.16.4

Date	Recipient	Amount R	Description
18 December 2003	Brenda Madumise	150 000	*"Bonus"*
18 December 2003	Chris Nissen	150 000	*"Bonus"*
18 December 2003	Samora Goba	150 000	*"Bonus"*
18 December 2003	Songezu Mjonjile	100 000	*"Bonus"*
18 December 2003	Bonga Mlambo	150 000	*"Bonus"*
18 December 2003	Thobile Mtwazi	150 000	*"Bonus"*
18 December 2003	Charles Quint	100 000	*"Bonus"*
18 December 2003	Andrew Mlangeni	150 000	*"Bonus"*
Total		**1 550 000**	

It is not evident from the cashbook entries to whom the balance of the bonuses, i.e. R450 000.00, were paid.

We describe hereunder the interests, held by each of the individuals, in entities considered relevant to our investigation and we recorded their explanations given to us regarding their involvement in the said entities and the payments received.

Andile Nkhulu's interest in entities relevant to the investigation

Nkhulu was a director of:

- Ikamva;
- Skygistics; and
- Tlotlisa Financial Services (Pty) Limited.

Nkhulu explained the following[550]:

- He was an executive of JCI Limited and worked on a number of projects;
- He received the amount of R150 000 during December 2003;

[550] As per consultation with Nkhulu

- The payment was in respect of a year end bonus; and
- Nkhulu was not aware that the payment was made from the account of RB Kebble, but was under the impression that it was made by JCI Limited.

Brenda Madumise's interest in entities relevant to this investigation

Madumise was a director of:

- REC;
- Tlotlisa Financial Services (Pty) Limited; and
- Viking Pony Properties 359 (Pty) Limited.

Madumise was a director of REC and served on the Audit Committee of REC during the period August 2003 to date.

Madumise explained the following[551]:

- She received the amount of R150 000 during December 2003. She was contacted by Ncwana, who apparently notified her that she would receive a bonus for the good work she had done during the year. She was not aware that the transfer was made from RB Kebble's personal account. She was a non-executive director of REC at the time;
- She served on the audit committee of REC;
- She was aware that these bonuses were not approved by either the board of directors of REC or the remuneration committee of REC;
- She did not serve on the board of JCI Limited; and
- In addition, Madumise recorded she also received bonuses of this nature during 2002 and 2004. She would however confirm this and provide information as to where it was paid from.

Chris Nissen's interest in entities relevant to this investigation

Nissen was a director of:

[551] As per consultation with Madumise

- Boschendal Limited;
- Kovacs Investments 608 (Pty) Limited; and
- REC.

Nissen did not confirm that he received the R150 000 payment as he needed to confirm the receipt thereto with his bank. Nissen did however confirm that he received the following payments from RB Kebble[552]:

Date	Amount R
22 July 2004	650 000
15 September 2004	100 000
3 December 2004	150 000
Total	**900 00**

We could not determine whether these amounts were funded by CMMS. Nissen explained the following:

- He received the payments as consulting fees and success fees;
- Nissen did not submit invoices in respect of the consulting fees;
- The success fees were negotiated with RB Kebble on a project by project basis;
- These agreements were never recorded in writing; and
- Nissen did not realise that the payments were made from RB Kebble's account.

Although Nissen indicated that he was not aware that the payments were made from RB Kebble's bank account, the description on Nissen's bank statements reflected the name *"RB Kebble"*.

Songezu Mjongile's interest in entities relevant to this investigation

Songezu Mjongile had the following interest in entities relevant to this investigation:

[552] Refer Exhibit 7.16.2

- Equitant Trading (Pty) Limited;
- Phikoloso Mining (Pty) Limited; and
- Tlotlisa Financial Services (Pty) Limited.

Mjongile explained the following:

- He received payment from JCI Limited, but could not confirm this specific payment. He would verify it on his bank statements;
- The payments were bonuses in respect of work performed on various BEE transactions; and
- Various individuals had to negotiate with different parties during these transactions to ensure the co-operation from all parties.

We did not have the opportunity to interview the individuals, listed *infra*, to confirm whether they received the payments reflected in RB Kebble's cash book, which are listed in our main table above:

	Amount R
Sello Rasethaba	300 000
Samora Gobo	150 000
Bonga Mlambo	150 000
Thobile Mtwazi	150 000
Charles Quint	100 000
Andrew Mlangeni	150 000

Bonus payments to Ncwana

According to the reconstructed cash book, Ncwana received various payments. During a consultation, Ncwana indicated that he received a bonus from RB Kebble during December 2003 and 2004[553].

[553] As per consultation with Ncwana

Ncwana explained the following:

- RB Kebble paid these bonuses, but he was not specific on the detail thereof;
- Ncwana thought it was for the work he performed collectively on all the boards on which he served with RB Kebble, in addition to the work he performed on various projects; and
- He was a non-executive director of REC during December 2003 and December 2004.

The hand written journal reflected that Consulting Fees Paid, in the ledger of CMMS, had to be debited with the amount of R2 000 000 and that account number 174501: Sundry Debtors RB Kebble/Consolidated Investments, had to be credited with the same amount in the books of CMMS[554].

The entries in the hand written journal were entered in the general ledger of CMMS in the 2004 financial year, with the effect that the balance of the Sundry Debtors RB Kebble/Consolidated Investments/Alibi Props was reduced with the amount of R2 000 000, which was to the benefit of RB Kebble.

It appears that RB Kebble may have paid bonuses to individuals in respect of work performed by them. It is however not clear why, for instance, CMMS had to be charged for the bonuses of individuals unrelated to CMMS.

Furthermore, it appears that the R2 000 000, which was allocated to consulting fees, may have been paid in respect of bonuses and therefore might have been allocated incorrectly to consulting fees.

12.16.4.8 Ficcuseco

It appears from the list that, in addition to the printed list of payments, there were a number of payments recorded in a manuscript[555]. One of the hand written items reflects "*LFL Ficcosseco R100 000*".

[554] Refer Exhibit 7.16.3
[555] Refer Exhibit 7.16.3

2465

It appears from the reconstructed cash book that a payment in the amount of R100 000 was made to LFL Ficossecco on 3 July 2003[556]. The description, recorded under sundries, reads "*Instruction Brett*".

Although we have not confirmed the transaction with Ficcuseco, it is possible that this payment related to Luci Ficcuseco, mentioned at paragraph 12.8 *supra*. Should this be the case, the expense may relate to matters relevant to the dispute with DRD and Mark Wellesley-Wood.

The handwritten journal reflected that Consulting Fees Paid had to be debited in the CMMS ledger with the amount of R100 000 and that account number 174501: Sundry Debtors RB Kebble/Consolidated Investments had to be credited with the same amount in the books of CMMS[557].

The entries in the handwritten journal were entered in the general ledger of CMMS in the 2004 financial year, with the effect that the balance of the Sundry Debtors RB Kebble/Consolidated Investments/Alibi Props was reduced with the amount of R100 000, which was to the benefit of RB Kebble.

12.16.5 Financial information/payments

12.16.5.1 Consulting Fees

RB Kebble received consulting fees, aggregating some R8 873 000 in the financial years tabled below[558].

Year	Amount R
2004	3 213 000
2005	3 042 000
2006	2 100 000
Total	**8 355 000**

[556] Refer Exhibits 7.16.3 and 7.16.4
[557] Refer Exhibit 7.16.3
[558] Refer Annexure QQ

12.16.6 Authorisation

12.16.6.1 Consulting Fees

The payments in respect of consulting fees to RB Kebble were primarily authorised by the two group accountants, Swanevelder and De Beer of which we attach an example[559]. We have not seen any directors' resolutions authorising the payment of consulting fees to RB Kebble.

12.16.6.2 Payments to other consultants by RB Kebble

We recorded *supra* our findings in respect of the authority that we could determine in respect of payments made by RB Kebble to other consultants, which were charged to CMMS.

12.16.7 Possible additional payments made through Tuscan Mood

During a consultation with Stratton, he provided a list titled *"LOAN ACCOUNTS"*[560]. Stratton explained that this document was obtained from RB Kebble's desk after a meeting between RB Kebble and Poole during July or August 2005[561].

Representatives of Umbono Forensics indicated that these payments were made through Tuscan Mood. We did not verify these payments[562]. Due to a request made by Umbono Forensics thereto, we did not present Poole with a copy of the document. Umbono Forensics and the legal advisors REC were apparently planning to use this schedule during a Section 417 enquiry of Viking Pony Properties 359 (Pty) Limited (in liquidation), when questioning Poole[563].

Irrespective of the abovementioned obstruction to our investigation, Poole confirmed that he made payments to a number of individuals from Tuscan Mood, who included[564]:

- Rasethaba;
- Ncwana;
- Ntsele;
- Closenberg;

[559] Refer Exhibit 7.16.5
[560] Refer Exhibit 7.16.16
[561] As per consultation with Stratton
[562] As per consultation with Louw
[563] Refer Exhibit 7.16.7
[564] As per consultation with Poole

- Yengeni; and
- Nissen.

Poole further explained that he would provide us with a list, reflecting which individuals were paid through Tuscan Mood. Poole further stated that he did not know the reasons why these payments were made, but confirmed that they were always made on RB Kebble's instruction.

The following names were reflected on the list mentioned *supra*[565]:

Recipient	Amount R
ANC	18 619 296.00
Koketso/Dali Tambo	11 096 672.00
Barrett/Marulelo/Revolution	10 295 652.00
Sello Rasethaba/Sagewise	9 667 929.00
HCB	7 400 000.00
Paul Laubser	7 290 000.00
Lunga Ncwana	7 060 000.00
AMT/Kovacs	5 000 000.00
Dom Ntsele	2 250 000.00
Sekunjalo	2 166 000.00
CMMS	2 000 000.00
Jeff Closenberg	1 170 000.00
Tony Yengeni	1 140 000.00
Masupatsela	1 000 000.00
Ikamva Inv. Holdings	975 966.27
S Mangena	780 000.00
Popo Molefe	768 766.50
Naledzi/Ramaite/Lazarus	750 000.00

[565] Refer Exhibit 7.16.6

Recipient	Amount R
Ayanda/Experience/Lazarus	750 000.00
Lembedi	726 451.00
M2K Trading	500 000.00
Eric Molefe	431 000.00
Chris Nissen	370 000.00
Andile	333 000.00
Mac Maharaj	280 000.00
Gleason	250 000.00
Jose Mashele	150 000.00
Jerry Ramathlodi	135 000.00
M Africano & Jacqueline Matuku (Currency rate R9. 85 Euro)	4 038 500.00 (€ 410000)
Total	**95 650 000.00**

It appears that the total reflected for this schedule in incorrect. The total amount should be R97 394 732.77. We have no explanation regarding this difference.

We did not verify whether the payments made and whether the parties listed, received these payments. The list also did not disclose the purpose of the said payments.

We indicated in the body of this report, particularly at section 11 *infra*, that various amounts of money paid to the bank account of RB Kebble, or to companies related to RB Kebble, from the funds of CMMS or the proceeds of assets of CMMS and JCI Gold. Similarly, we have seen evidence of the proceeds of assets of REC having been paid to the bank account of RB Kebble, or companies related to RB Kebble. It thus follows that, the funds with which the payments, listed in the cashbook of Kebble and the above mentioned list provided by Stratton, were made, may well comprise a mixture of RB Kebble's own funds, proceeds of CMMS and JCI Gold's assets and proceeds of REC's assets, insofar as such payments were not part of those claimed back from CMMS, as recorded above. Due to the confusing effect of such money being deposited into a bank account, specific transactions cannot always be linked in a bank account.

12.17 Revolution Events

12.17.1 Background

Information obtained from publicly available sources indicated that Revolution Events was a private company with registration number 2003/005213/07. The sole director of the company appears to have been Barrett. The postal address of the company was 42 Upper Torquay Avenue, Bishopscourt. Revolution Events was a public relations and event management company.

12.17.2 Contractual relationship

Barrett informed us that Revolution Events was an agent for Marulelo. Marulelo had a contract with JCI Limited, in terms whereof a monthly retainer and expenses were paid by JCI Limited for their services, as mentioned at paragraph 12.12 *supra*.

12.17.3 Actual relationship

According to Barrett, Revolution Events was involved in public relations and event management, i.e. the planning of parliamentary lunches, catering, guest lists, invitations, etc. We note that Revolution Events invoiced certain expenses to CMMS through Marulelo as mentioned at paragraph 12.12 *supra*. As such, it appears that the services of Revolution Events were closely related to those of Marulelo.

The invoices, received from Revolution Events, ranged from *"Consultation fees for Gail Strauss"*, payment for *"BASA Awards"*, *"Security services"* to *"Annual membership"* fees as mentioned in paragraph 12.12 *supra*.

12.17.4 Financial information/Payments

We were provided with invoices of Revolution Events, which were addressed to Marulelo. Marulelo would in turn invoice JCI Limited as discussed at paragraph 12.12 *supra*. The total amount, paid to Revolution Events, was R991 336.60[566].

[566] Refer Annexure RR

12.17.5 Benefit to JCI Limited

As mentioned at paragraph 12.12 *supra*, it is not certain whether the services, which were provided, were exclusively to the benefit of JCI Limited. We did not have the opportunity to conduct a final consultation with Barrett as he initiated a claim against JCI Limited as discussed at paragraph 12.12 *supra*.

12.18 Shelley Street Design Consultant

12.18.1 Background

Street is a design consultant, who specialised in interior decorating and design. She had her principal place of business in Cape Town. Her address was 3 Maynard Road, Gardens, Cape Town.

12.18.2 Contractual relationship

Street entered into an agreement with RB Kebble during August 2003. On 1 September 2003, Street confirmed the terms of the agreement in a letter addressed to RB Kebble at JCI Limited, Monterey in Bishopscourt. Street confirmed that she would oversee the redecoration of the interior of Monterey for a fee of R15 000.00 per month excluding VAT[567]. The agreement commenced on 1 September 2003 and would run until such time as the project is completed or the agreement was cancelled by either party with two months' written notice thereto[568].

12.18.3 Actual relationship

Street confirmed that she was responsible for aspects pertaining to the purchase and/or refurbishment of antiques, new curtains, blinds, carpets and the board room. She stated that she worked at Monterey from 1 September 2003 to March 2004, when she proceeded to work on RB Kebble's personal property, *"Fairseat"*. She confirmed that she was aware that *"Fairseat"* was RB Kebble's personal property but continued to submit invoices to JCI Limited. Street's contract was terminated in April 2005[569].

[567] As per consultation with Street
[568] Refer Exhibit 7.18.1
[569] As per consultation with Street

12.18.4 Financial information/Payments

The following amounts were paid to Street by JCI Gold[570]:

Year	Amount R
2004	119 7000
2005	188 100
2006	46 170
Total	**353 970**

12.18.5 Authorisation

During 2003 and the beginning of 2004, separate authorisation was provided in a letter of instruction to the bank to transfer funds. Subsequent to that, electronic transfers were done. The transfers were authorised by the two group accountants, Swanevelder and De Beer.

12.18.6 Benefit to JCI Limited

The refurbishment of RB Kebble's personal home does not benefit JCI Limited. RB Kebble benefited personally from these services. It appears that Street was entitled to the amount of R119 700.00, which she received during 2004. Therefore the balance R234 270 was due to JCI Limited and forms part of the claim against RB Kebble.

12.19 Spring Lights/Misty Mountain

12.19.1 Background

Information, obtained from public information sources, indicated that Spring Lights was a private company with registration number 2001/025517/07. It appears that the sole director was Martin Flint and his identification number was 380717 508 084. The nature of the business was stated as "*Direct Selling Establishments*" and the company had its registered address at 33 Langermann Drive, Kensington, 2094.

Stratton stated that the contact person for Spring Lights was Agliotti.

[570] Refer Annexure SS

12.19.2 Contractual relationship

Agliotti explained that he was appointed by RB Kebble and Stratton to protect the integrity of JCI Limited as a result of DRD's appointment of AIN. He had a verbal agreement with them, of which Buitendag was also aware[571]. Agliotti further had a written agreement with CMMS which he signed on behalf of Misty Mountains. In terms of that agreement, CMMS would provide a loan to Misty Mountains as reported on at section 10.4 *supra*.

12.19.3 Actual relationship

It is evident from a submission made by Flint and Agliotti that both Spring Lights and Agliotti had a relationship with JCI Limited and RB Kebble. We noted the following from the submission:

- Spring Lights commenced trading during November 2001, but the company was not financially viable and was virtually dormant by December 2002;
- Flint was requested by Agliotti, who represented RB Kebble and JCI Limited, whether he had a trading company available;
- Spring Lights was sold by Flint subject to the repayment of his shareholders' loan of R350 000, as agreed with RB Kebble. The loan was paid on 9 December 2003;.
- According to RB Kebble, Spring Lights was required for special projects such as investigations, follow up and assessment of trading opportunities and active commercial intelligence;
- Furthermore, RB Kebble authorised payments into and out of Spring Lights in terms of his requirements. Agliotti further explained that one of the projects involved was the countering a smear campaign conducted by AIN and DRD, which was directed against RB Kebble, RAR Kebble and JCI Limited;
- According to Agliotti, Nassif was also involved in this special project;
- Agliotti was involved in identifying trading opportunities in Africa; and

571 As per consultation with Agliotti

- Agliotti indicated that, although Stratton was involved in the day-to-day management of some of the projects, he mainly reported to RB Kebble.

12.19.4 Financial information/Payments

It appears from our review that a total amount of R18 850 000 paid to Spring Lights as consulting fees.

As mentioned at 10.4 *supra*, an additional amount of R6 750 000 was still reflected in the Misty Mountain Loan account as at 31 March 2005, relating to payments made to Spring Lights.

Flint provided details of payments received by individuals and/or entities from JCI Limited:

Name of individual and/or entity	R
Flint for the Spring Lights loan accounts	350 000
Sterling cc	3 200 000
Sterling Asset Management	8 020 000
New Sterling Asset Management	5 165 000
CNSG	300 000
CRN International Investments & Recovery	871 367
Care Products	3 577 000
American Express (approved travel)	1 810 000
Cash payments	2 224 186
J Murray	300 000
T Bond	700 000
F Viljoen	32 089
M Flint	129 200
Bank charges	5 158
Total	**26 684 000**

The Misty Mountain loan account is reported on at section 10.4 *supra*.

In addition, it appears that HSC made payments to Spring Lights on behalf of JCI Limited. The payments amounted to R255 794.60, as mentioned at section 10.8 *supra*.

12.19.5 Authorisation

It appears that during 2003 and during the beginning of 2004, separate authorisations were provided in letters of instruction to the bank to transfer funds. The main signatories of these letters were Buitendag, Swanevelder and De Beer. Later, electronic transfers were done. Most of the Spring Lights invoices were authorised for payment by Stratton.

12.19.6 Benefit to JCI Limited

Agliotti explained that the services were to counter the smear campaign by AIN against RB Kebble, RAR Kebble, REC and JCI Limited. The details of the AIN/DRD matters are reported on at paragraph 12.8 *supra*.

12.20 Thoughtfox

Payments to Thoughtfox were closely related to the payments to Ikamva, hence, for completeness sake, we deal with these payments at paragraph 12.22 *infra*.

12.21 Top Edge Investments (Pty) Limited

12.21.1 Background

Information, obtained from publicly available sources, indicated that Top Edge was a private company with registration number 1995/006599/07. Its main purpose of business was described as financial intermediation, insurance, real estate and business services. Watson was listed as the only director of Top Edge.

12.21.2 Contractual relationship

Watson indicated that, although he entered into an agreement with Flack of REC, it was never recorded in writing[572]. We could not locate a written agreement with CMMS or JCI Gold.

12.21.3 Actual relationship

Watson, *inter alia*, revealed to us that[573]:

[572] As per consultation with Watson
[573] As per consultation with Watson

- He had an intelligence background and consequently did not wish to enter into any written contractual relationship;
- He had performed consultancy services to REC and JCI Limited for approximately eight years;
- At the time, when the terms of his consultancy agreement were negotiated with Flack, he was employed by REC;
- In terms of the agreement, he was responsible to manage aspects that could destabilise REC and JCI Limited and counter-act such aspects by creating a stable environment where state, labour and capital could co-operate with one other;
- He dealt with various conflict situations and was required to meet and/or bring different parties together in order to resolve differences;
- He received a monthly retainer, which increased marginally over the period of the professional relationship;
- He provided verbal feedback; and
- He terminated the professional relationship in August 2005.

Stratton confirmed that he never personally managed Watson and he understood that Watson was responsible for attending to certain labour matters and provided covert industrial intelligence[574]. He understood that Watson *"was sorting out the problems"*.

12.21.4 Financial information/payments

We have located a number of invoices of R34 200.00 each, for the period April 2003 to September 2005 (excluding invoices for February and March 2004)[575], totalling R957 600.00 (total amount of R1 026 000.00, inclusive of February and March 2004). Even though we have not located the aforementioned two invoices, it appears as if payments in respect of those two invoices were also made on 9 March 2004 and 20 March 2004, respectively[576].

574 As per consultation with Stratton
575 Refer Exhibit 7.21.2
576 Refer Exhibit 7.21.2

However, we have established that monthly payments, totalling R1 026 000.00 in respect of the abovementioned period, were made by JCI Gold and/or CMMS into the bank account of Top Edge, ABSA Bank (Strand Street, Cape Town), account number 010 101 818 91[577].

The amount of R1 026 000.00 did not include the payment of R34 200.00 on 10 April 2004, which related to consultancy fees for March 2003.

Watson also indicated that he received payments on a monthly basis for the last eight years.

12.21.5 Authorisation

According to Vieira, the payments to Top Edge were part of a monthly arrangement, which was verbally approved by RB Kebble and Buitendag[578].

12.21.6 Benefit to JCI Limited

Even though Watson insisted that Top Edge added substantial value to the operations of JCI Limited and its subsidiaries, we were unable to ascertain whether Top Edge added such value, due to the unreasonable nature of the service Top Edge allegedly provided. The initial agreement was entered into with Flack of REC, which is an indication that Watson may not only have provided services to JCI Limited, but also to REC.

12.21.7 Outstanding obligations

According to Watson he terminated the consultancy relationship with JCI Limited during August 2005. We have also examined documentation confirming the termination of the agreement[579]. Accordingly, it appears as though no outstanding or future obligations rest on JCI Limited in this regard.

[577] Refer Annexure VV
[578] As per consultation with Vieira
[579] Refer Exhibit 7.21.1

12.22 Ikamva

12.22.1 Ikamva Investment Holdings (Pty) Limited

12.22.1.1 Background

Information obtained from public available sources indicated that Ikamva was a private company with registration number 1998/021327/07. The previous name of the company was Seamo Investment Holdings and the name was changed to Ikamva during November 2000. The directors of Ikamva were listed as:

- Pandor;
- Barend Petersen;
- Oglobry Kagiso Chikane; and
- Nkuhlu.

Pandor responded to questions in a letter dated 13 January 2006 recording that[580], "*Ikamva was founded as a BEE investments holding company. Paul Main had come into Ikamva as a strategic partner who would finance the cost of our operations and help raise funding for buying into cash generating businesses.*" It was also further reflected that, "*In 2003, Ikamva BEE shareholders owned 80% with the remaining 20% held by Paul Main. After Ikamva obtained a 5.5% stake in Mphahlele, a platinum farm in Limpopo, Paul Main informed Ikamva that he had sold his 20% shares to JCI. He indicated that JCI had agreed to finance Ikamva's share of* prospecting *costs at Mphahlele on condition that we sell to him additional 10% since JCI did not want to come into Ikamva with less that 26% equity shares*". It was further reflected that, "*Ikamva agreed that Paul Main could get an additional 10% to offset his loan account of R1.4 million in Ikamva. Ikamva had wanted to sell the 10% directly to JCI so that we could pay off Paul Main*".

12.22.1.2 Nature of the relationship between Ikamva and JCI

It appears from the explanation, provided by Pandor, that Ikamva was not a consultant to JCI Limited, but that JCI Limited had a 30% shareholding in Ikamva. This aspect had been explained at section 10.13 *supra*.

[580] Refer Exhibit 7.22.2

Pandor further explained in his letter that Ikamva submitted a monthly operations budget to JCI Limited and agreed that travelling cost, professional fees and any other expenses would be discussed and authorised by JCI Limited[581].

12.22.1.3 Payments to Ikamva

Ikamva submitted invoices to JCI Limited for payment. A total of R563 655.75 was invoiced[582]. According to the details on the invoices, these payments were made in respect of:

- Bookkeeping costs;
- Legal fees;
- Postage;
- Salaries;
- Steve Wormald;
- Stationery;
- Siemens small switchboard;
- Telephone; and
- Titus.

In respect of the 2005 financial year, an amount of R6 709.90 was owed by CMMS.

A part-payment of R305 472.69 was paid out to Ikamva from the CMMS bank account in the 2006 financial year. An amount of R258 183.00 was outstanding to Ikamva[583].

Pandor explained that it was recommended that Ikamva use Wilfred Orman as same auditors. It was further agreed that Mallinicks attorneys would draft the shareholders' agreements. Pandor indicated that it was decided to make use of two consultants, Maredi Mphahlele (Mphahlele) of Tswelopele Associates CC and Thoughtfox for purposes of drafting the shareholders' agreement and other corporate aspects of the relationship[584].

[581] Refer Exhibit 7.22.2
[582] Refer Annexure WW
[583] Refer Annexure WW
[584] Refer Exhibit 7.22.2

12.22.2 Thoughtfox

12.22.2.1 Background

Information, obtained from publicly available sources, indicated that Thoughtfox was a private company with registration number 2003/012206/07. The previous name thereof was Mallinicks Business Development Unit (Pty) Limited. The directors of Thoughtfox were listed as:

- Jill Hilary Singer,
- Wormald,
- James David Steward Beaumont, and
- Gerald Mallinick.

12.22.2.2 Nature of the relationship between Ikamva and Thoughtfox

In the letter from Pandor, he indicated that Wormald was employed to assist in tidying up the asset register and related financing requirements.

An e-mail correspondence by Wormald to Griffiths recorded that[585]: "*I agree that R30 000.00 per month is acceptable (excluding vat). I suggest however that this does not include disbursements that may be incurred as a result of travel etc. These disbursements can be discussed and a system put in place ie pre-clearance for expected expenses by yourselves etc. As mentioned I am working on some other projects other than for Ikamva, but I will keep an accurate of time spent on Ikamva...*" Griffiths forwarded this email to Vieira, to which he added that "*Brett has taken on Steven Wormold as a consultant from August at 30k per month.*"

During a telephonic conversation with Wormald, he indicated that he provided a wide range of services to Ikamva including[586]:

- Background work;
- Facilitating deals;
- Attending meetings; and
- Business advisory.

[585] Refer Exhibit 7.22.4
[586] As per consultation with Wormal

2486

When we asked Wormald for a copy of his record of time spent on Ikamva, he replied that the payment he received was not worth the effort to keep such a record because he spent many hours on the project[587].

12.22.2.3 Payments to Thoughtfox

We noted that Thoughtfox invoiced CMMS on six occasions, totalling R184 200[588]. Five of the six payments were approved by the two group accountants, Swanevelder and De Beer. The transaction on 18 February 2005 was approved by Buitendag and Beale. Payments were made to Thoughtfox from the JCI Gold bank account. The total paid to Thoughtfox was R184 200.00.

12.22.3 Tswelopele Associates CC

12.22.3.1 Background

Information, obtained from publicly available sources, indicated that Tswelopele was a close corporation with registration number 1997/000390/23[589]. The members were listed as:

- Mphahlele; and
- Daniel Jacobus Bailey.

12.22.3.2 Nature of the relationship between Ikamva and Tswelopele

Pandor recorded in a letter that Mphahlele was appointed to facilitate Ikamva's mining interests[590]. During an interview with Mphahlele he explained that, when JCI Limited entered into an agreement with an Australian listed company, named Pan Palladium, he was appointed to drive the process. A company called Ikamva Mining was formed for this purpose[591]. It appears from information obtained from publicly available sources that Ikamva Mining was a private company with registration number 2005/010027/07. The previous name thereof was Kovacs Investment 726 (Pty) Limited. The directors of Ikamva Mining were:

587 As per consultation with Wormal
588 Refer Annexure UU
589 Refer Exhibit 7.22.6
590 Refer Exhibit 7.22.2
591 As per consultation with Mphahlele

- Oglobry Kagiso Chikane;
- Mphahlele;
- Nkuhlu; and
- Pandor.

It appears that Mphahlele and Pandor entered into an agreement on 25 February 2005[592] It was agreed that Mphahlele would be the managing director of Ikamva Mining. It was agreed that his tasks would include the "*facilitation and implementation of the Ikamva strategy, formed jointly between ourselves, relating to other platinum mining including but not limited to the consolidation of the BEE interests in Mahube Mining (Pty) Ltd and Tameng Mining and Exploration (Pty) Ltd...*".

The remuneration, agreed upon, was R50 000 per month. It was further agreed that Mphahlele "*... be issued twenty five percent of the Issued share capital in Ikamva Mining, which will be issued to you as fully paid up share capital in return for the introduction of your effective Interests of 25 percent of the issued share capital in Ixia Trading 350 (Pty) Ltd*".

This document was signed by Stratton and the document recorded "*Ikamva loan account. Us to pay.*"

It is evident from a resolution, taken by the directors of Ikamva that Mphahlele's "*salary be added to the loan account that Ikamva Holdings has with CMMS*" [593]. We obtained a copy of a fax, which was sent to Stratton by Closenberg and attached to the memorandum of agreement between Ikamva and Mphahlele[594]. We noted that this document contained a section that was reflected in the agreement mentioned above. This section referred to "*SWAP ARRANGEMENTS*" to be implemented. It was recorded that "*... on the basis that 33 percent of the ordinary share capital of the Company shall be exchanged for 50 (fifty) percent of the ordinary share capital of Yonke Mining & Resources (Pty) Ltd (registration no. 2001/017440/07) (Yonke Mining), and that the Executive shall procure the waiver of any pre-emptive rights (to the extent necessary) of any other shareholder in Yonke Mining*".

[592] Refer Exhibit 7.22.1
[593] Refer Exhibit 7.22.3
[594] Refer Exhibit 7.22.6

This agreement was not signed by any party. However an inscription, appearing to be an initial, of a party unknown to us appears on the bottom right corner of each page of the agreement.

12.22.3.3 Payments

Mphahlele explained that JCI Limited undertook to provide financial support to Ikamva[595].

Mphahlele also explained that he used the Tswelopele letterheads to invoice Ikamva in order to facilitate the administration process. The fees, earned from his services to Ikamva, were not reflected as part of the income of Tswelopele.

According to the supporting documentation provided for payment, Tswelopele invoiced Ikamva for professional fees. The invoice on record showed that R200 000 was claimed in this regard. CMMS made a part payment of R50 000.00 pertaining to this invoice[596]. The money was deposited *via* internet transfer from the CMMS bank account directly into the bank account of Tswelopele as per the banking details quoted on their invoice. The payment was approved by Stratton. Although we are not examiners of disputed documents, it appears that the payments made, were authorised by Griffith.

12.23 Turbine Aviation (Pty) Limited

12.23.1 Background

Information, obtained from publicly available sources, indicated that Turbine Aviation was a private company with registration number is 2004/004948/07. The main purpose and business of the company was described as activities auxiliary to financial intermediation. The directors were listed as:

- Poole;
- Marthinus Ignatius Lindeque; and
- HNW Administration and Advisory CC.

[595] As per consultation with Mphahlele
[596] Refer Annexure XX

12.23.2 Contractual relationship

Poole indicated that no written contractual agreement existed between JCI Limited and Turbine Aviation[597]. We also could not locate one either[598].

12.23.3 Actual relationship

Poole, an executive director of Turbine Aviation, revealed, *inter alia,* that[599]:

- He was an employee of JCI Limited for 18 years and, as far as he was concerned, was still and employee of JCI Limited, even though JCI Limited ceased to pay his salary from December 2004 onwards;
- At the time when he was still paid by JCI Limited, RB Kebble and Buitendag advised him that he would head up the aviation business of JCI Limited;
- At the time when they stopped paying his salary, he called RB Kebble with regard to the matter and, in desperation, enquired as to what he should do. RB Kebble advised him that he should invoice his salary through Turbine Aviation;
- JCI Limited may have paid him one to two payments of R120 000.00 each. Such payments were unrelated to the possible charter services Turbine Aviation may have rendered and was paid by JCI Limited as an ongoing commitment to him as an employee of JCI Limited;
- Turbine Aviation was in discussion with JCI Limited to formalise a contractual relationship, which he was made to understand would consist of Turbine Aviation managing aircraft, which in all probability was going to be JCI Limited's own aircraft;
- The discussions did not, to date, cumulate into a draft written contract, even though there was supposed to be a contract;
- He was a shareholder and executive director of Turbine Aviation;
- He was not aware as to whether Turbine Aviation provided any services to JCI Limited. However Turbine Aviation could have provided charter services to directors of JCI Limited via a sub- contracting agreement; and

597 As per consultation with Poole
598 As per consultations with Bailey and Vieira
599 As per consultation with Poole

- Turbine Aviation was going to purchase helicopters, which was supposed to be funded by banks and not by JCI Limited.

On the contrary, Lindeque, also an executive director of Turbine Aviation, revealed the following[600]:

- That he was the managing director of and Poole was the CEO of Turbine Aviation;
- Turbine Aviation did not provide any services to JCI Limited; however, they sub- contracted a charter service to Lesotho, which JCI Limited required;
- Turbine Aviation invoiced JCI Limited for the charter service rendered by its sub-contractor;
- He is not aware of any other services provided to JCI Limited by Turbine Aviation;
- He was unaware that Turbine Aviation was in any discussion with JCI Limited for any contractual relationship; and
- That Poole did not inform him of his negotiations with JCI Limited to provide services.

Stratton further confirmed that he had seen a letter of resignation, drafted by Poole, on RB Kebble's desk when he was attending to the financial affairs of RB Kebble after RB Kebble's death[601]. We have examined the personnel file of Poole and we were unable to locate a letter of resignation. Poole advised that he was in a labour dispute with JCI Limited and that the matter was set down at the CCMA for the week of 30 January 2006 to 3 February 2006.

We have established that CMMS has paid various amounts of R120 000.00 each, based upon invoices reflecting that consultancy service have been rendered by Turbine Aviation to JCI Limited and/or CMMS[602]. However, based on the versions of Poole and Lindeque, it appears as though these invoices were not for services provided by Turbine Aviation, but rather related to costs associated with Poole's monthly remuneration.

[600] As per consultation with Lindeque
[601] As per consultation with Stratton
[602] Refer Exhibit 7.23.1

12.23.4 Financial information/payments

We noted invoices of R120 000.00 each for the period February 2005 to May 2005[603].

We noted two payments made from CMMS to Turbine Aviation of R120 000 each. The following banking details were provided on the invoices of Turbine Aviation: Standard Bank (Alberton), account number 20 1967 693. These payments were made on 1 March 2005 and 15 July 2005 respectively[604]. These payments were made in respect of the February and March 2005 invoices.

12.23.5 Authorisation

Although we are not examiners of disputed documents, it appears that the payment on 1 March 2005 ("February consultancy fee") was authorised by Buitendag[605]. It further appears that the payment on 15 July 2005 was authorised by Buitendag or De Beer[606].

12.23.6 Benefit to JCI Limited

It appears that neither JCI Limited, nor CMMS, received value from Turbine Aviation in respect of the payments which were made to them. The possibility that the payments were made as concealed salary payments to Poole cannot be excluded at this state.

12.24 Peter Williams (SAFCO)

12.24.1 Background

It appears that Williams, identification number 670627 5616 080, provided consultancy services to JCI in his personal capacity[607]. He was a director of SAFCO and held a 5% interest therein. SAFCO was an empowerment company and had an agreement with JCI Limited [608].

---

603 Refer Exhibit 7.23.1
604 Refer Exhibit 7.23.1
605 Refer Exhibit 7.23.1
606 As per consultation with Vieira on 24 January 2006
607 Refer Exhibit 7.24.1
608 Refer Exhibit 7.24.2

12.24.2 Contractual relationship

Williams entered into a written consulting agreement with JCI Limited on 16 August 2004. Williams was appointed to provide legal advice to JCI Limited, effective from 1 August 2004 for a period of six months, renewable for a further six months upon the request of JCI Limited. In terms of the agreement, Williams would be paid R25 000.00 per month on a cost to company basis for these services.

We were furthermore provided with a draft employment contract between Williams and SAFCO[609]. This agreement was unrelated to his services as consultant and is thus not discussed any further.

12.24.3 Actual relationship

Williams stated that the consultancy agreement with JCI Limited was in his personal capacity[610]. He previously worked for Alexkor as company secretary and also provided legal advice. During 2004, he met RB Kebble at an Itsuseng/Sekunjalo function. He was introduced to RB Kebble, who then requested Williams to meet him at Monterey at a later stage.

During 2004, RB Kebble and Williams met each other from time to time. Williams stated that he wanted to resign from Alexkor. He spoke to various parties in order to consider various options. At some stage, RB Kebble enquired about his financial needs. He indicated to RB Kebble that he would feel comfortable with a remuneration amount of R70 000.00 per month. He was earning R63 000.00 per month, on a cost to company basis, at Alexkor during that time. RB Kebble indicated that he would be able to accommodate him. RB Kebble informed Williams that JCI Limited would pay him R25 000.00 per month and that he would earn the remainder of his salary from SAFCO. Williams commenced consulting for JCI Limited whilst still employed by Alexkor, which he stated that he declared to Alexkor. He subsequently resigned from Alexkor and started employment at SAFCO with effect from 1 January 2005.

In addition, JCI Limited required the following from Williams:

- To provide political intelligence, as he was close to the ANC in the Western Cape;

[609] Refer Exhibit 7.24.3
[610] As per consultation with Williams

- To maintain his relationship with Alexkor as JCI Limited was interested in Mariculture, Agriculture as well as mining opportunities with Alexkor;
- JCI Limited utilised his legal skills in order to enhance JCI Limited's value in Ikamva, particularly in respect of two projects. These projects were ongoing and he was participating as a team member therein;
- To drive the Wingfield development process by using his legal and political skills to present business opportunities to JCI Limited in which it could participate; and
- To obtain political support from the Northern Cape provincial government for SAFCO's fishing licence application.

Williams confirmed that, in respect of political matters and Alexkor, he reported verbally to RB Kebble. However functionally, he reported to Stratton on business related matters. Williams negotiated the terms of the consultancy agreement with RB Kebble. The agreement however, was signed by Stratton. The agreement covered all the above mentioned services.

According to Williams, during January/February 2005, prior to the lapse of the written consultancy agreement, he had a discussion with Stratton and RB Kebble with regard to the renewal of his consultancy agreement. Williams stated that he entered into a new agreement with JCI Limited. The contract was verbal. However, the terms of the new contract were as follows:

- There would be no fixed term retainer payments;
- His fees would be paid on a month to month basis;
- The agreement was terminable with one month's notice; and
- Should he be successful with any of the business opportunities he was negotiating, the agreement would lapse and he would then derive benefit from these new business opportunities.

Williams explained that, on occasion, he asked for a written contract and RB Kebble responded that he would attend to the matter. He has performed consultancy services during and after the first agreement was made[611]. According to Williams, he never submitted any invoices as he understood that the JCI Limited's system would generate the invoices internally.

Williams indicated that he only became aware that Stratton was no longer a director of JCI Limited during November 2005.

Williams was of the view that JCI Limited still owed him outstanding consultancy fees and that the contract with him had not yet been terminated by JCI Limited. During mid December 2005, he spoke to Stratton about his payments and Stratton advised him that he would discuss it with Gray. Williams stated that Stratton had firsthand knowledge of the services rendered by him and should have informed Gray thereof. Williams was of the opinion that from the explanations he had given us, it is clear that the new agreement was an indefinite one, terminable by one month's notice[612].

12.24.3.1 Consultation with Stratton

Stratton confirmed the services rendered by Williams during the duration of the consultancy agreement and further advised that Williams was duly paid. However, Stratton denied Williams's version of events in respect of the new verbal agreement mentioned above. Stratton categorically stated that his contract was never renewed verbally and a new contract was not negotiated. Williams's contract naturally lapsed after the six month period. He further indicated that, if further payments were made to Williams, it must have been done erroneously[613]. Stratton indicated that he may have asked Williams to provide a further service, but that there will be supporting documentation, should he have so requested[614].

Stratton was also of the view that Williams would have known by September 2005 that he resigned as director of JCI Limited as the resignation was extensively covered by the media[615]. He confirmed meeting with Williams in December 2005, but denied advising Williams that he would discuss the payments with Gray. He indicated that, upon Williams's claim that JCI Limited still owed him money, Stratton advised Williams that, if he felt he had a claim, he could inform Gray in writing.

[611] Refer Exhibit 7.24.4
[612] As per consultation with Williams on 17 January 2006
[613] As per consultation with Stratton on 17 January 2006
[614] As per consultation with Stratton on 20 January 2006
[615] As per consultation with Stratton on 25 January 2006

Vieira also indicated that the first six consultancy fee payments made to Williams were authorised by Stratton and/or Buitendag and/or Griffiths. According to Vieira and Henning, the three additional payments, made by CMMS to Williams, were paid as part of their monthly commitments to consultants. Vieira could not confirm that, at the time when she processed these payments, the directors of JCI Limited had authorised the three additional payments. It therefore appears that the three additional payments, made to Williams, may have been made erroneously and without authorisation.

12.24.4 Financial information/Payments

The invoices submitted, related to a monthly retainer of R25 000.00 for consultancy fees and included VAT.

We furthermore established that, for the period 10 September 2004 to 14 September 2005, payments amounting to R225 000.00 in respect of the above-mentioned invoices, were paid into Williams's bank account at Standard Bank (Athlone), account number 077 973 143, by CMMS and JCI Gold[616]. We established that an amount of R5 279.00 have been reimbursed to Williams in respect of an expense he has incurred relating to a fishing project[617]. This amount was also debited to the loan account of EBS Africa in the books of account of JCI Gold and it was later re-allocated to JCI Gold's travelling expense account[618].

12.24.4.1 Accounting treatment of the transactions

We established that payments, totalling R175 000.00, were debited to the loan account of EBS Africa in the book of accounts of JCI Gold[619]. These payments were later re-allocated to the sundry debtors account in the books of JCI Gold. Vieira confirmed that the payments were re-allocated from EBS Africa to the sundry debtors account and advised that it must have been processed by De Beer as it was his handwriting on the manual journal voucher evidencing the transaction[620].

616 Refer Exhibit 7.24.5
617 Refer Exhibit 7.24.6
618 Refer Exhibit 7.24.5
619 Refer Exhibit 7.24.5
620 Refer Exhibit 7.24.5

During October 2005, De Beer processed the journal entries, in term whereof he allocated R175 000.00 to SAFCO because he knew Williams was involved in SAFCO. De Beer stated that the various allocations and re-allocations were definitely not done to inflate the debtor's account of SAFCO.

12.24.5 Authorisation

It appears that the first six consultancy fee payments, processed in favour of Williams, were authorised by Stratton, Buitendag or Griffiths. According to Vieira and Henning, the three additional consultancy payments processed by CMMS and JCI Gold to Williams, were paid as part of their monthly commitments to consultants[621].

12.24.6 Benefit to JCI Limited

It appears that the projects, on which Williams have been providing services, are still on-going. Furthermore, SAFCO was not a subsidiary of JCI Limited.

12.24.7 Outstanding obligations

Williams was of the opinion that JCI Limited owed him outstanding consulting fees for a nine months time frame to the end of June 2006 in terms of an extended verbal agreement between him and JCI Limited. He stated that Stratton entered into the agreement with him[622]. It appears that JCI Limited did not have any agreement with Williams and may have over paid him in the amount of R75 000.

12.25 Ian Wilson

12.25.1 Background

Wilson worked for his own account at the time when he was acting as a consultant for SAFCO. Wilson considered himself a quality assurance specialist in the fishing industry[623].

---

621 As per consultations with Vieira and Henning
622 As per consultation with Williams on 17 January 2006
623 As per consultation with Wilson on 21 December 2005

Exhibit 50

PRIVATE & CONFIDENTIAL

Mr Peter Gray
Chief Executive
Randgold & Exploration Company Ltd
28 Harrison Street
Johannesburg
2001

CC: Mr Chris Lamprecht
Financial Director

25 October 2005

Dear Peter

Forensic investigation: 1st interim progress report

1. Introduction

1.1 We have made good progress on our investigation into the RRL shares and the Phikoloso Mining transaction. We have been engaged at both the offices of Randgold and at T-Sec. We provide interim feedback on our progress to date together with our recommendations.

2. Shareholding in RRL shares

2.1 Reconciliation of shares

2.1.1 We have been able to complete a preliminary reconciliation of the number of RRL shares held by RR(H) as at 31 December 2003 with movements to 31 December 2004.

TABLE 1

Reconciliation of R&E shareholding in Randgold Resources Ltd

	# of shares	
Balance @ 31 December 2003	21 570 000	After split
Sold in 2004	3 212 000	
- Credited to Consolidated Investments	2 240 000	
- Credited to Cons Investments RBK	150 000	Carry a/c RBK
- Credited to cons Investments	62 000	Tradek DMat
- Credited to Cons Investments	760 000	
Balance @ 31 December 2004	18 358 000	
Made up as follows:		
• Scrip lending (Bookmark)	9 890 500	
• Held in Escrow – Paul Main	2 000 000	
• BJM and Soc Gen pledges	6 467 500	**
	18 358 000	
RRL share register	6 467 500	**
• RRH	4 000 000	
• ?BJM nominees	2 467 500	

2.1.2 We believe that little reliance can be placed on this reconciliation as it is our preliminary view that the shares "accounted" for as being lent under a Scrip Lending Agreement (SLA) to Bookmark Holdings (Pty) Ltd constitute the concealment of some 4,5 million RRL shares, the proceeds on disposal of which are the subject of our investigation.

2.1.3 We await independent confirmation of:

(i) the number of RRL shares held in Escrow (and the movement therein since 31 December 2004) by Mr Paul Main; and

(ii) the number of shares pledged and held by Societe Generale/BJM.

2.1.4 We deal with the disposal of RR(H)'s shares in RRL shares, based on our investigations to date of T-Sec's records, in 2.2 below.

2.2 Analysis of sales of RRL shares held by RR (H)

2.2.1 Alibiprops 13 (Pty) Ltd

2.2.2.1 A trading account in the name of this entity was opened at EW Balderson (Pty) Ltd on 27 November 1996, with Mr Brett Kebble as the reference. Various searches of the Registrar of Companies records revealed that no such company exists.

2.2.2.2 Between 17 November 2003 and 30 March 2004 our analysis of the Alibiprops 13 trading account reveals that 1 389 000 RRL shares were sold with the proceeds credited to the following bank/trading accounts as per T-Sec's records:

TABLE 2

Name	Bank	Account no	R	%
RB Kebble	Std Bank	000035386	50 098 102	16
Paradigm Shift	Std Bank	020581548	28 100 000	9
Kovacs	Nedbank	1232071188	5 000 000	2
Consolidated Investments	T/A: T-Sec	648410	117 979 425	38
Western Areas	T/A: T-Sec	671958	73 164 871	24
Soc Gen			31 679 784	10
Unknown			2 672 900	1
Total			**308 695 083**	**100**

2.2.2.3 On the 19th and 20th October 2004 a further 120 000 RRL shares were sold into the market for R7 584 960 with part of the proceeds being credited as follows:

TABLE 3

Name	Bank	Account no	R
Paradigm Shift	Std Bank	020581548	6 425 000
RB Kebble	Std Bank	000035386	500 000
Total			**6 925 000**

2.2.2.4 It would appear that of the total proceeds of R7 584 960, R659 960 was included in a transfer of R1 124 687 to Lunda Sul's T-Sec trading account. Lunda Sul is a related party to Randgold & Exploration Co/JCI. This will be investigated further.

2.3 Paradigm Shift CC

2.3.1 This close corporation, formerly Pagecraft CC, registration number 1993/014004/23 was registered on 14 June 1993.

2.3.2 It has a trading account at T-Sec (account number 692343) opened by Barry Desmond Bawden (ID# 570914 5868 080) on 26 June 2003.

2.3.3 Its banking details were given as "Tuscan Mood CC" (sic), Standard Bank, Alberton Branch, account no 020581548".

2.3.4 This bank account number is exactly the same as in the banking details given for Alibiprops 13 (Pty) Ltd being "Paradigm Shift CC, Standard Bank, Alberton Branch, account no 020581548" ostensibly signed by RB Kebble on the then Tradek Balderson (Pty) Ltd (now T-Sec) "Particulars Schedule to the Consolidated Limited Discretion Mandate", on 4 February 2003.

2.3.5 Alibiprops 13, Paradigm Shift CC and Tuscan Mood 1224 CC appear to be "alto ego's" of each other. Mr G.W. Poole and Mr B.D. Bawden appear to be the members of Paradigm Shift CC and Tuscan Mood 1224 CC, although a search of The Registrar of Companies records reveals that Alibiprops 13 (Pty) Ltd does not exist as a company and that Paradigm Shift CC has no members. We understand that Mr BD Bawden is a relative of Mrs PB Beale, the Group Company Secretary.

2.4 Bookmark Holdings (Pty) Ltd

2.4.1 On 6 February 2004 Randgold Resources (Holdings) Limited entered into a Scrip Lending Agreement (SLA), as lender, with Bookmark Holdings (Pty) Limited, as borrower. The SLA provided for "loaned securities", being ordinary shares in Randgold Resources Ltd, not exceeding 5 000 000 shares (10 000 000 after the split).

2.4.2 The SLA was ostensibly entered into in the following circumstances:

- "Bookmark wished to purchase approximately 19 000 000 shares in Western Areas Limited currently held by Anglo American Corporation as well as to provide financing to Matodzi Resources Limited."
- "RR(H) has agreed to lend to Bookmark up to a maximum of 5 000 000 shares in the capital of Randgold Resources Limited to assist Bookmark in the funding of its activities."
- "Bookmark will make available all of its assets as security for the loan and will not borrow any monies without prior approval of the lender."
- "Bookmark will also give an option to RR(H) to participate in any of the mineral rights and the projects that emanate there from particularly in relation to platinum prospects owned by Bookmark."

2.4.3 Prior to the drafting and signing of the SLA, Bookmark Holdings (Pty) Ltd (BMH) had borrowed 2 000 000 (pre-split) RRL shares from RR(H), described as the "initial loaned securities" and as signed for by BMH on 6 February 2004.

2.4.4 There is no further record of BMH borrowing any further shares under the SLA, as evidenced by "borrowing notices" or resolutions of the directors of BMH.

2.4.5 The SLA appears, *prima facie*, to be a sham designed to cover for missing RRL shares. This will be investigated further.

3. The Phikoloso Mining transaction

3.1 With effect from 28 July 2003 Randgold and Exploration Co. Ltd (RNG) acquired the entire issued share capital of Viking Pony Properties 359 (Pty) Ltd (Viking Pony) and claims in terms of a sale of shares agreement between RNG, Equitant Trading (Pty) Ltd (Equitant) and Phikoloso Mining (Pty) Limited (Phikoloso) dated 28 July 2003, amended on 7 August 2003.

3.2 The purchase consideration for the shares and claims was 8 800 000 RNG shares (valued at approximately R259 million) in exchange for 100% of the issued share capital of Viking Pony (including its 75% interest in Kabusha Mining and Finance (Pty) Ltd (Kabusha).

3.3 Viking Pony's consolidated financial position at the date of acquisition was represented as follows:

TABLE 4

	# of shares	R'000
- Available for sale investments		241 450
• Harmony Gold	315 000	
• Angloplats	235 000	
• The Afrikander Lease Ltd (direct)	7 300 000	
• Afrikander Lease Ltd (Kabusha)	23 000 000	
- Minority interest		(6 249)
- Long term liability		246 301
Negative fair value of net assets acquired		**(11 100)**

3.4 No due diligence appears to have taken place prior to the acquisition of Equitant's 100% interest in Viking Pony. It would appear that the available for sale investments in Harmony Gold Mining Co. Ltd (Harmony Gold), Anglo American Platinum Corporation Ltd (Angloplats) and the direct investment in Afrikander Lease Ltd (AFL) did not exist at the date of acquisition. We have been presented with, it is alleged, forged T-Sec brokers notes purporting to represent the purchase of these shares in the name of Viking Pony on various dates in July 2003 immediately prior to the acquisition of Viking Pony by RNG on 28 July 2003. Extracts from the allegedly forged brokers notes are summarised below:

TABLE 5

Appendix #	Transaction date	# of shares	Description
2	09/07/2003	1 500 000	The Afrikander Lease Ltd
3	11/07/2003	4 600 000	The Afrikander Lease Ltd
4	14/07/2003	800 000	The Afrikander Lease Ltd
5	14/07/2003	400 000	The Afrikander Lease Ltd
	Sub-total	**7 300 000**	**The Afrikander Lease Ltd**
6	14/07/2003	100 000	Anglo American Platinum Corporation Ltd
7	15/07/2003	135 000	Anglo American Platinum Corporation Ltd
	Sub-total	**235 000**	**Anglo American Platinum Corporation Ltd**
8	07/07/2003	70 000	Harmony Gold Mining Co Ltd
9	11/07/2003	45 000	Harmony Gold Mining Co Ltd
10	14/07/2003	200 000	Harmony Gold Mining Co Ltd
	Sub-total	**315 000**	**Harmony Gold Mining Co Ltd**

3.5 A review of JSE trades in AFL, Harmony and Angloplats shares on the relevant dates reflects no such trades.

3.6 In addition, Viking Pony has never had a trading account at T-Sec or at any of its predecessor firms, the trading account number 648411 is fictitious and the brokers notes are incorrectly in the name of Tradek, not T-Sec – the name of the JSE member in July 2003.

3.7 On 5 December 2003 Viking Pony sold its shares to First Wesgold Mining (Pty) Ltd in reduction of its loan account payable to RNG.

3.8 On 1 October 2004, RNG, as lender, entered into a share lending agreement with BMH, as borrower, wherein RNG lent 235 Angloplats shares and 315 000 Harmony Gold shares (refer paragraph 3.4). Again this SLA would appear to be a sham to disguise the fact that these shares did not exist.

3.9 Equitant is in breach of its warranty that no material liabilities existed at the date of acquisition. On 27 July 2003 Kabusha was indebted to Benoryn (Pty) Ltd for R52 000 000 plus accrued interest to date, being the balance of the R92 000 000 purchase price for 23 million shares in Afrikander Lease Ltd. It remains unclear as who paid the initial R40 million. This will be investigated further.

3.10 JCI signed as surety and co-principal debtor (with Trinity Holding (Pty) Ltd) for this outstanding debt and was called upon under the surety to settle this amount (with accrued interest). Trinity did not pay anything under the joint suretyship.

3.11 It would appear that the only value RNG obtained in exchange for its purchase consideration, settled by way of the new issue of 8 800 000 RNG shares to Equitant was:

TABLE 6

Asset/(liability)	# of shares	R
The Afrikaner Lease Ltd	23 000 000	92 000 000
Benoryn (Pty) Ltd - outstanding purchase price	(13 000 000)	(52 000 000)
Net assets acquired	**10 000 000**	****40 000 000**
** = refer par 3.9		

3.12 The consideration received by Equitant of 8 800 000 RNG shares was dealt with as follows from an examination of T-Sec's trading account for Equitant (account number 669465) (refer appendix 1 to this report).

TABLE 7

In summary:

Beneficiary	# of shares	R
Paradigm Shift	3 088 000	90 879 840
Consolidated Investments	3 300 000	97 119 000
Trans Benguela Logistics	142 000	4 179 060
Sub-total	**6 530 000**	**192 177 900**
Equitant	2 270 000	66 806 100
Total	**8 800 000**	**258 984 000**

4. Hothouse Investments Ltd

4.1 We will investigate the purchase and sale of 502 118 WAR securities which appear to have been largely funded by Consolidated Investments. The proceeds on the disposal of the various shares transactions were deposited by way of 20 cash payments into a bank account at Standard Bank, Alberton Branch (account no 008240337), amounting to R17 833 801.82 during the period 1 March 2002 to 15 January 2003. Our investigation will need to establish the ownership of these securities which appear to be substantially those of Consolidated Investments.

4.2 The directors of this company appear to be RB Kebble and BD Bawden.

5. New Heights 120 (Pty) Ltd

5.1 Similarly the sale of primarily WAR securities through this company's trade account at T-Sec will need to be analysed as to where the cash proceeds went.

5.2 The director of this company was George William Poole.

6. Lunda Sul Holdings (Pty) Ltd

6.1 Again, numerous purchases and sales of RNG, JCD, WAR, AFL and GFI shares were transacted through this company at T-Sec. These will need to be analysed to determine where the proceeds of these sales went.

6.2 Again, this company appears to be a related party with the sole director being Dimitrios Perrevos.

7. Trans Benguela Logistics (Pty) Ltd

7.1 This company's trading account at T-Sec was established by Mrs PB Beale with no bank account details and is considered a related party.

8. General Matters

8.1 We have not had sight of any of RR(H)'s purported Board Resolutions required to sell RRL shares on the NASDAQ Stock market. We understand that The Bank of New York is compiling duplicates of each purported resolution in their possession for T-Sec, who have lost or misplaced their file of documents sent to The Bank of New York. We suspect that these resolutions have been fraudulently prepared and signed and are not a true extract of the Board Resolutions as certified by Mrs PB Beale, the Group Secretary. We believe that the documents in the possession of The Bank of New York should be inspected prior to the finalisation of the investigation. We believe that the minute book of RR(H) maintained by Abacus Financial Services Ltd in Jersey should be inspected immediately to determine the veracity of the board resolutions authorising the disposal of RRL shares.

8.2 We are still to analyse the sale of WAR, RDF and RNG shares through related party trading accounts at T-Sec. T-Sec has undertaken to gather all supporting documentation underlying these transactions.

8.3 We will need to establish BR Kebble's proprietary holdings in RRL, JCD, WAR, RNG and other listed entities to establish with completeness and accuracy the extent of any misappropriation of RNG's assets.

9. Recommendations

9.1 We suggest that an urgent application be brought to wind up Paradigm Shift CC and Tuscan Mood 1224 CC who appear to have received R millions from the sale of RR(H)'s shares in RRL. This will allow for an enquiry under S424 of the Companies Act to be convened, greatly facilitating our investigation.

9.2 Similarly an urgent application should be brought to wind up Viking Pony and its subsidiary Kabusha Mining where RNG appears to have been duped into acquiring net assets of R40 000 000 (10 000 000 paid up AFL shares) in exchange for 8 800 000 RNG shares, worth approximately R259 million. This should be the subject of a S417 enquiry and a criminal investigation.

10. Conclusion

10.1 Although our investigation is at a preliminary stage, it is clear that a material fraud has been perpetrated by the former directors, undetected by the external auditors, against Randgold & Exploration Company Limited (RNG), a company listed on the NASDAQ stock market. The gravity of this situation cannot be over emphasised.

10.2 In an enquiry into the affairs of Viking Pony and Paradigm Shift CC (see 9 above) the conduct of the former directors and officers of RNG should be scrutinised.

10.3 At an enquiry the former directors, external auditors and executive management of RNG should be interrogated as to fraudulent conduct of the business affairs of the company, including the misrepresentation of the financial position of the company, the results of the company, the dissipation of the company's assets for the personal benefit of certain of the directors and officers of the company and the fraudulent filing of SEC registrar returns. There is every likelihood that the directors and officers of the company will be found guilty of Securities fraud in the United States of America. The company is fatally wounded and cannot be turned around.

10.4 The audited annual financial statements for the financial year ended 31 December 2003 grossly misrepresent the financial position of the listed company. The former directors, officers and external auditors should be subject to both civil and criminal sanction. This process should commence immediately. The current Board of Directors should distance themselves from accusations of trading recklessly.

10.5 The fraud perpetrated against the company extends into the hundreds of millions of Rands. There can be no explanation for the outright misappropriation of the assets of the company, even if it can be shown through the fullness of time that certain of the proceeds of the crime were eventually re-invested in the company or its associates.

Yours Faithfully

John Louw and Gill McKnight
Directors
25 October 2005

Exhibit 51

PRIVATE & CONFIDENTIAL

Mr Peter Gray
Chief Executive
Randgold & Exploration Company Ltd
28 Harrison Street
Johannesburg
2001

CC: Mr Chris Lamprecht
Financial Director

3 November 2005

Dear Peter

Forensic investigation: 2nd interim progress report

1. Shareholding in RRL shares

1.1 We await copies of RR(H) Board Resolutions, Crest Transfer Forms and other relevant supporting documentation from BONY to evidence the sale of RRL shares on the NASDAQ stock exchange.

1.2 We have been informed by TABACKS that P.B. Beale, the Group Company Secretary, made a statement on 1 November 2005 that she produced "certified extracts of RR(H) Board Resolutions", which did not necessarily exist, to support the sale of RRL shares. She alleges that she was instructed to do so by G.W. Poole. In our interview with P.B. Beale on Friday, 28 October 2005, she stated that she had not produced any false Board Resolutions or certified extracts, with the exception of one for the sale of 120 000 RRL shares in the Alibiprops 13 (Pty) Limited T-Sec trading account no. 669465, on 19 October 2004.

1.3 We have still to investigate the RRL shares held in ESCROW (and the movement therein since December 2004) by Mr Paul Main and the number of shares pledged and held by Societe Generale/BJM.

2. Summary of cash deposits made by T-Sec into "connected bank accounts" from Trading Accounts (2002 to 2005.):

2.1 A total of R902,1 million for the calendar years 2002 to 2005 was paid into the following bank accounts:

TABLE 1

	R'm
CMMS	593,5
R.B. Kebble	143,6
Paradigm Shift CC	124,7
Hothouse Investments	12,9
Lunda Sul	13,3
National Airways (creditor/supplier)	6,8
Kovacs	5,8
Tuscan Mood	1,5
TOTAL	**902,1**

2.2 These funds were sourced from trades in listed equities (including RNG, WAR, RNGR, JCD) from the following T-Sec trading accounts:

TABLE 2

	R'm
CMMS	480,7
Alibiprops 13	169,6
Lunda Sul	72,2
Barnato Exploration	62,9
Paradigm Shift CC	53,4
R.B. Kebble	13,2

Cool Ideas 59	13,2
Hothouse Investments	12,9
JCI Gold	12,0
Scrip Lending	5,4
CMC	3,2
Orlyfunt Holdings	2,6
Phoenix Investments	0,3
Onshelf Investments	0,5
TOTAL	**902,1**

2.3 The mandates for each of the above trading accounts were opened by:

TABLE 3

Trading acc #	Trading account	Mandate holder
648410	CMMS	George Poole
669465	Alibiprops 13	R.B. Kebble*
915983	Lunda Sul	D. Perrovos
693028	Barnato Exploration	Chris Lamprecht
692343	Paradigm Shift CC	B.D. Bawden
625160	R.B. Kebble	R.B. Kebble*
686923	Cool Ideas 59	G.R. Vine*
958512	Hothouse Investments	P.B. Beale
649558	JCI Gold	George Poole
633701	Scrip Lending	R.B. Kebble
660415	CMC	?
933549	Orlyfunt Holdings	Sello Rasethaba
652289	Phoenix Investments	R.B. Kebble
986737	Onshelf Investments	H. Buitendag

* = signature appears to be forged

3. Suspicious transactions

3.1 P.B. Bawden

3.1.1 On 8 February 2000 P.B. Beale, Group Company Secretary, using her maiden name "Bawden", opened a trading account (account number 985168) at Tradek Balderson (Pty) Ltd (now T-Sec). She gave as her banking details: Nedbank, Fox Street, Savings account no 2908725916.

3.1.2 Analysis of her trading account between 28 January 2002 and 1 March 2002 the following transactions took place:

TABLE 4

Date	Description	Transactions	Amount	Balance
08/02/02	Sale	590000 DRD at R29.45	17 306 026.25	17 306 026.25
11/02/02	Sale	627450DRD at R30.60	19 123 202.06	36 429 228.31
13/02/02	Sale	717491 DRD at R29.36	20 981 309.31	57 410 537.62
15/02/02	Sale	424435 DRD at R30.64	2 952 689.06	70 363 226.68
18/02/02	Payment	Frankel Consulting Ned 142605 1426000170	27 986 984	42 376 242.68
19/02/02	Journal	Transfer ex acc 924977 (New Heights)	(1 750 426.30)	44 126 668.98
20/02/02	Journal	Transfer ex acc 924977 (New Heights)	(6 483 966.30)	50 610 635.28
22/02/02	Journal	Transfer ex acc 924977 (New Heights)	(7 427 157.17)	58 037 792.45
25/02/02	Journal	Transfer from acc 924977 (New Heights)	(425 237.20)	58 463 029.65
25/02/02	Journal	ABSA private bank 4053853779 *	58 463 029.55	0

* = linked to New Heights 120 (Pty) Ltd

3.1.3 On 18 February 2002 she instructed Mr Brian Brown of Tradek Balderson (Pty) Ltd to transfer R27 986 984 to Frankel Consultants from her trading account no 985168.

3.1.4 P.B. "Bawden" sold 23334 Western Areas shares for R671 981.76 on 10 April 2002 and 6 666 Western Areas shares for R198 509,69 on 11 April 2002, totalling R870 491.45

3.1.5 On 22 April 2002 P.B. Bawden instructed that the funds of R870 491.45 in the account 985168 be transferred to her private savings bank account stated in 3.1.1.

3.2 New Mining Corp Ltd

3.2.1 On 2 June 2004 60 575 121 JCI ordinary shares were transferred out of the First Wesgold Mining (Pty) Ltd account no 664656 at Tradek to the Matodzi Resources Ltd account no 655530 at Tradek, on instruction of P.B. Beale. The mandate holder on this trading account is G.W. Poole.

3.2.2 The instructions go on to request that after the transfer has taken place, 126 834 740 JCI shares should be pledged to CMMS in accordance with the loan agreement between Equitant Trading (Pty) Ltd and CMMS dated 25 July 2003. This will be investigated further.

3.3 Cool Ideas 59 (Pty) Ltd

3.3.1 This company, the sole director of which is Geoffrey Richard Vine, opened a trading account at T-Sec no 686923, with the assistance of P.B. Beale, on 17 September 2002.

3.3.2 Vine's signature on the mandate appears to be false, the signature clearly being the name R.G. Vine, not G.R. Vine. No bank details were given. P.B. Bawden witnesses the mandate.

3.3.3 Instructions on the mandate file state that no mail should be posted to the given address, post will be collected.

3.3.4 A note on the mandate file state that on the instructions of Mr Brian Brown and Mr. Kebble, 50 000 RNG securities must be moved from trading account no 640987 (Wolvekloof Investments) to Cool Ideas 59 (Pty) Ltd's trading account.

3.3.5 RAR Kebble is the mandate holder of Wolvekloof Investments trading account at T-Sec.

3.3.6 R13,2 million cash was generated in the Cool Ideas 59 trading account and paid into the CMMS bank account. We understand G.R. Vine is an accountant and auditor linked to the Kebbles, responsible for R.B. Kebble's tax affairs These transactions will be investigated further.

3.4 Slipknot Investments 203 (Pty) Ltd

3.4.1 The sole director of this company is Ralph Gasson and the mandate holder of the T-Sec trading account for this company is G.W. Poole, who opened the account on 19 August 2003.

3.4.2 In an e-mail dated 18 August 2003 from Issy van Schoor of Compushare Ltd the following is stated: "We have received instructions from the above issuer (JCI Ltd) to increase their Issued Share Capital by 131 500 000 ordinary shares". The allotment was as follows: 89 000 000 shares in Tradek Nominees (Pty) Ltd, for the account of Slipknot 203 (Pty) Ltd and 42 500 000 shares in Tradek Nominees (Pty) Ltd for the account of Paradise Creek Investments 83 (Pty) Ltd (see 3.5 below).

3.4.3 The 89 000 000 shares placed in the trading account of Slipknot Investments were dealt with as follows:

TABLE 5

Date	**Transfer to**	**# of shares**
20/08/2003	Compushare	40 000 000
20/02/2004	Alibiprops	3 000 000
23/02/2004	SA Stockbrokers	3 000 000
26/02/2004	SP Reid	3 000 000
08/03/2004	BJM	5 000 000
19/08/2004	SA Stockbrokers	5 000 000
04/03/2005	Compushare	30 000 000
TOTAL		**89 000 000**

3.4.4 These transactions will be investigated further.

3.5 Paradise Creek Investments 83

3.5.1 The sole director of this company is Barry Desmond Bawden (P.B. Beale's brother)and the mandate holder of the T-Sec trading account for this company is G.W. Poole, who opened the account on 19 August 2003.

3.5.2 As already mentioned in paragraph 3.4.2 above, an e-mail dated 18 August 2003 from Issy van Schoor of Compushare Ltd the following is stated: "We have received instructions from the above issuer (JCI Ltd) to increase their Issued Share Capital by 131 500 000 ordinary shares". The allotment was as follows: 89 000 000 shares in Tradek Nominees (Pty) Ltd, for the account of Slipknot 203 (Pty) Ltd and 42 500 000 shares in Tradek Nominees (Pty) Ltd for the account of Paradise Creek Investments 83 (Pty) Ltd (see 3.4 above).

3.5.3 The 42 500 000 shares placed in the trading account of Paradise Creek was dealt with as follows:

TABLE 6

Date	**Transfer to**	**# of shares**
26/10/2004	SA Stockbrokers	5 000 000
04/03/2005	Compusharc	37 500 000
TOTAL		**42 500 000**

3.5.4 These transfers will be investigated further.

3.6 Continental Goldfields Ltd

3.6.1 A series of shares and cash transfers (primarily JCI Ltd ordinary shares) were made under instruction of P.B. Beale to this Australian registered company's T-Sec trading account no. 657379. John Stratton and Hennie Buitendag were directors of this company during the period of these share and cash transfers. The mandate holder was G.W. Poole.

3.6.2 The role of Moregate Investments Ltd, a British Virgin Islands Company, and Aculsha Nominees Ltd, a Mauritian offshore company in connection with Continental Goldfields Ltd need to be investigated.

3.7 New Heights 120 (Pty) Ltd

3.7.1 An analysis of this company's T-Sec trading account no. 924977, the mandate holder of which was G.W. Poole, reveals that an amount R16 086 787 from the proceeds of the sale of WAR, RNG, DUR, RNGR, DBNO, CAM and JCD equities, was transferred into P.B. "Bawden's" trading account at T-Sec, account no 985168.

Yours faithfully

John Louw
Directors

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

EXHIBITS

TO

FORM CB

RANDGOLD & EXPLORATION COMPANY LIMITED

(Exact name of registrant as specified in its charter)

VOLUME 9 OF 9

EXHIBIT INDEX

Exhibit number	Description
1	Circular to Randgold & Exploration Company Limited Shareholders, dated December 5, 2008.
2	Certificate of Incorporation of Randgold & Exploration Company Limited, dated September 29, 1992.
3	Articles of Association of Randgold & Exploration Company Limited, dated September 29, 1992.
4	Memorandum of Association of Corgroup (Neptune) Investments Limited, dated November 24, 1969.
5	Articles of Association of Corgroup (Neptune) Investments Limited, dated November 24, 1969.
6	Articles of Association of First Westgold Mining (Proprietary) Limited, dated May 25, 1993.
7	Memorandum and Articles of Association of First Westgold Mining (Proprietary) Limited, dated August 17, 1992, as amended May 3, 1993.
8	Special Resolution of First Westgold Mining (Proprietary) Limited, dated August 23, 1995.
9	Memorandum of Association of Free State Development and Investment Corporation Limited, dated February 11, 1944.
10	Articles of Association of Free State Development and Investment Corporation Limited, dated October 25, 2001.
11	Certificate of Incorporation and Articles and Memorandum of Association of Goldridge Mining Company (Proprietary) Limited, dated October 4, 1974.
12	Memorandum of Association of Seltrust Mining Ventures (Proprietary) Limited, dated February 8, 1944.
13	Certificate of Incorporation and Articles and Memorandum of Association of Seltrust Mining Ventures (Proprietary) Limited, dated October 29, 1985.
14	Certificate of Incorporation and Articles and Memorandum of Association of Minrico Limited, dated September 29, 1999.
15	Memorandum and Articles of Association of Pan-African Exploration Syndicate Limited, dated January 10, 1913.
16	Amended Articles of Association of Pan-African Exploration Syndicate Limited, dated September 8, 1983.
17	Memorandum of Association of Randgold Prospecting & Mineral Holdings Limited, dated November 4, 1992.
18	Articles of Association of Randgold Prospecting & Mineral Holdings Limited, dated October 30, 1992.
19	Articles of Association of Rand Mines Lands Limited, dated January 1, 2001.
20	Memorandum and Articles of Association of Ashbourne Investments (Proprietary) Limited, dated November 25, 1948, as amended June 8, 1964 by Special Resolution.
21	Special Resolution of Ashbourne Investments (Proprietary) Limited, changing corporate name to Southern Holdings Limited and amending the Articles and Memorandum of Association, dated October 24, 2000.
22	Memorandum of Association of Versatex Trading 446 (Proprietary) Limited, dated September 4, 2002.
23	Articles of Association of Versatex Trading 446 (Proprietary) Limited, dated September 4, 2002.
24	Memorandum of Association of Consolidated African Mines Limited, dated June 9, 1954.
25	Memorandum and Articles of Association of Continental Base Metal Mining Company (Proprietary) Limited, dated August 12, 1985.
26	Certificate to Commence Business, Certificate of Incorporations, and Memorandum of Association of Bentonite Nominees Limited, dated April 28, 1969.
27	Articles of Association of Doornrivier Minerals Limited, dated November 18, 1983.
28	Debenture Subscription Agreement, dated January 6, 2004, between JCI Limited, Umoya Holdings (Proprietary) Limited, Itsuseng Investments (Proprietary) Limited, Newline Investments 120 (Proprietary) Limited, Ikamva Investment Holdings (Proprietary) Limited, and Kovacs Investments 608 (Proprietary) Limited, as amended by agreement between JCI Limited,

	Umoya Holdings (Proprietary) Limited, Itsuseng Investments (Proprietary) Limited, Newline Investments 120 (Proprietary) Limited, Ikamva Investment Holdings (Proprietary) Limited, and Kovacs Investments 608 (Proprietary) Limited, amended August 12, 2005.
29	Debenture Subscription Agreement, dated October 20, 2008, between JCI Limited, Kovacs Investments 608 (Proprietary) Limited, and Itsuseng Investments (Proprietary) Limited.
30	Shareholder Agreement, dated October 26, 2005, between the Trustees for the Time Being of the Dudley Trust, Bosch Trading Limited, Citation Holdings S.A., Kovacs Investments 608 (Proprietary) Limited, Rocketship Properties (Proprietary) Limited, the Trustees for the Time Being of the Harold Johnson Family Trust, and Boschendal Limited.
31	Sale of Shares Agreement, dated August 7, 2003, between Randgold & Exploration Company, Limited, Equitant Trading (Proprietary) Limited, and Phikoloso Mining (Proprietary) Limited.
32	Sale of Cue Incident Shares Agreement, dated May 31, 2005, between Consolidated Mining Management Services Limited and Mvelaphanda Holdings (Proprietary) Limited.
33	Sale of Shares Agreement, dated February 18, 2008, between Futuremed Pharmaceuticals (Proprietary) Limited, JCI Limited, and Bioclones (Proprietary) Limited.
34	Sale of Shares Agreement, dated April 10, 2008, between JCI Gold Limited and Mowana Investments (Proprietary) Limited.
35	Sale of Shares Agreement, dated October 21, 2008, between JCI Limited, Garry John Fromentin, Lyons Property Solutions (Proprietary) Limited, Lyons Corporate Real Estate (Proprietary) Limited, and Lyons Financial Solution Holdings (Proprietary) Limited.
36	Share Purchase Agreement, dated April 10, 2008, between Cytos Limited, Maitland Nominees Limited, and Maitland Services Limited.
37	Loan Agreement, dated June 4, 2008, between Nedbank Limited and Boschendal Limited.
38	Nomination Agreement, dated October 14, 2004, between JCI Limited and Consolidated Mining Management Services Limited.
39	Memorandum of Mediation Agreement, dated April 7, 2006, between Randgold & Exploration Company Limited and JCI Limited.
40	Memorandum of Agreement regarding Mediation, dated May 14, 2008, between Randgold & Exploration Company Limited, JCI Limited, SF Burger, HE Wainer, and C Nupen.
41	Asset Sale Agreement, dated June 2, 2008, between Rocketship Properties (Proprietary) Limited, IFA Boschendal Investments (Proprietary) Limited, Kovacs Investments 608 (Proprietary) Limited, and Citation Holdings S.A.
42	Memorandum of Agreement, dated July 26, 2007, between Gold Fields Limited, Western Areas Limited, Free State Development and Investment Corporation Limited, Goldridge Gold Mining Company (Proprietary) Limited, JCI Limited, JCI Gold Limited, JCI Investment Finance (Proprietary) Limited, Jubilee Prospectors Limited, Randgold & Exploration Limited, and Barnato Exploration Limited.
43	Employment Contract, dated August 17, 2005, between Randgold & Exploration Company and Peter Henry Grey.
44	Employment Contract, dated November 8, 2005, between Randgold & Exploration Company and Roger Patrick Pearcey.
45	Employment Contract, dated October 23, 2008, between Randgold & Exploration Company and Marais Steyn.
46	Final Report on Limited Investigation into the Trade, Dealings, Affairs, or Property of the Randgold & Exploration Company Limited, dated march 14, 2006.
47	Investigation of transactions performed by Consolidated Mining Management Services Limited and JCI Limited Volume I, dated November 14, 2006.
48	Investigation of transactions performed by Consolidated Mining Management Services Limited and JCI Limited Volume II, dated November 14, 2006.
49	Investigation of transactions performed by Consolidated Mining Management Services Limited and JCI Limited Volume III, dated November 14, 2006.
50	Forensic Investigation: First Interim Progress Report, dated October 25, 2005.
51	Forensic Investigation: Second Interim Progress Report, dated November 3, 2005.
52	Forensic Investigation: Third Interim Progress Report, dated November 15, 2005.
53	Forensic Investigation: Fourth Interim Progress Report, dated December 7, 2005.
54	Forensic Investigation: Fifth Interim Progress Report, dated January 26, 2006.

55	Forensic Investigation: Sixth Interim Progress Report, dated February 21, 2006.
56	Letter from KPMG to Securities Regulation Panel regarding Section 440D of the Companies Act, dated January 18, 2008.
57	Valuation Report of Residual Properties of Boschendal Limited, dated May 23, 2008.
58	Mineral Asset Valuation Report on the Du Preez Leger Project, dated November 7, 2008.
59	Environmental Management Plan associated with Mining Permit Application for Du Preez Leger Project, dated August 1, 2005.
60	Press Release by Randgold and JCI, dated February 28, 2007, titled "Statement by the Mediators."
61	Press Release by Randgold and JCI, dated March 5, 2007, titled "In the Mediation Between: Randgold & Exploration Company Limited and JCI Limited."
62	Press Release by Randgold and JCI, dated March 7, 2007, titled "Statement by the Mediators."
63	Press Release by Randgold and JCI, dated March 7, 2007, titled "Joint announcement to R&E and JCI shareholders relating to a statement by the mediators in the mediation between the companies; a postscript thereto and further renewal of cautionary announcement."
64	Press Release by Randgold and JCI, dated March 15, 2007, titled "Shareholder Update on the settlement and/or merger negotiations between R&E and JCI (collectively "the companies" or "both companies") and further renewal of cautionary announcement."
65	Press Release by Randgold and JCI, dated April 23, 2007, titled "Joint Announcement by R&E and JCI (Collectively "The Companies" or "Both Companies") A Proposal for the Merger of the Companies and Further Renewal of Cautionary Announcement."
66	Press Release by Randgold and JCI, dated June 11, 2007, titled "Joint Cautionary Announcement."
67	Press Release by Randgold and JCI, dated June 29, 2007, titled "Request for Submissions."
68	Press Release by Randgold and JCI, dated July 20, 2007, titled "Joint Announcement – Update on Application to SRP regarding Proposed Merger."
69	Press Release by Randgold and JCI, dated October 31, 2007, titled, "Results of General Meeting."
70	Press Release by JCI, dated December 13, 2007, titled "NAV as at 31 March 2007 – Auditors provide limited assurance."
71	Press Release by Randgold and JCI, dated April 4, 2008, titled "Update to Shareholders."
72	Press Release by Randgold and JCI, dated April 4, 2008, titled "Draft Merger Circulars Submitted."
73	Press Release by Randgold and JCI, dated July 18, 2008, titled "Proposed Settlement Agreement and Renewal of Cautionary Announcement."
74	Press Release by Randgold and JCI, dated July 22, 2008, titled "Proposed Settlement Agreement and Renewal of Cautionary Announcement."
75	Press Release by Randgold and JCI, dated July 24, 2008, titled "Update to Shareholders."
76	Press Release by Randgold and JCI, dated July 31, 2008, titled "Memorandum of Understanding between R&E and JCI."
77	Press Release by Randgold and JCI, dated August 19, 2008, titled "Shareholder Update on Settlement Negotiations."
78	Press Release by Randgold, dated August 26, 2008, titled "Update to shareholders and renewal of cautionary announcement R&E claims against JCI Limited ("JCI")."
79	Press Release by JCI, dated August 27, 2008, titled "Mediation Process with Randgold & Exploration Company Limited Further Cautionary Announcement."
80	Press Release by Randgold, dated October 14, 2008, titled "Further Cautionary Announcement."
81	Press Release by Randgold, dated October 31, 2008, titled "Further Renewal of Cautionary Announcement."
82	Press Release by Randgold, dated November 6, 2008, titled "R&E and JCI resume Merger Talks."

Exhibit 52

PRIVATE & CONFIDENTIAL

Mr Peter Gray
Chief Executive
Randgold & Exploration Company Ltd
28 Harrison Street
Johannesburg
2001

CC: Mr Chris Lamprecht
Financial Director

15 November 2005

Dear Peter

Forensic investigation: 3rd interim progress report

1. Shareholding in RRL shares

1.1 We have received no documentation from BONY, Barnard Jacobs & Mellet (BJM) or the clearing and settlement agents. Through BJM we are planning a visit to New York to inspect the "supporting" documentation lodged to execute the conversion and sale of RRL shares.

1.2 Despite numerous requests we have had no confirmation of the RRL shares pledged/held by Societe Generale, Investec and Mr Paul Main.

1.3 We have traced the sale of 1 469 000 RRL shares between 2002 and 2004 through the following trading accounts at T-Sec, excluding the CMMS trading account:

TABLE 1

Trading account	Year	# of RRL shares
Alibiprop 13	2003	325 000
	2004	1 184 000
New Heights 120	2002	800 000
CMMS**		
TOTAL		1 469 000

**= *KPMG are reconciling the CMMS trading account through which RRL shares were sold*

1.4 An allegedly forged Tradek confirmation letter as at 31 December 2003 asserts that 925 000 RRL shares were held by Lee & Tembertons in London on behalf of RR(H). See 2.3(4) below.

2. Suspicious transactions

2.1 G.W. Poole

2.1.1 A meeting with G.W. Poole was held on Friday 11 November 2005 at the offices of Fluxmans Attorneys in Rosebank. G.W. Poole was represented by Phillip Vallet, who stated that he had not been consulted by G.W. Poole as yet. He advised G.W. Poole not to answer any questions we may have and he sought an indemnity for his client on the grounds that he may be an accomplice to the misappropriation of assets of RGE, JCI and CMMS. Lourens van Staden (LVS) of TABACKS indicated that criminal charges had not yet been contemplated and the question of an indemnification could not be taken further. LVS then suggested that a Mareeva Injunction (freezing order) against G.W. Poole be applied for. We understand TABACKS are in the process of doing this.

2.1.2 Mareeva Injunction

At the request of LVS we prepared a report to facilitate the preparation of a High Court application for a Mareeva Injunction. Our confidential report is attached. The salient features of our asset identification process were:

2.1.3 G.W. Poole is a director of Turbine Aviation (Pty) Ltd (T/A). TA is the registered owner of 5 helicopters, 4 of which are mortgaged to Nedbank (2), Wesbank and Standard Bank.

2.1.4 G.W. Poole and CJ Poole own three properties in Fancourt, Knysna and Helikon Park (a property acquired from New Heights 120 (Pty) Ltd – a company through which millions of Rands of share sales were executed – refer interim report # 2). These three properties were acquired for an aggregate purchase consideration of R7.4 million during 2003 and 2004.

2.1.5 G.W. Poole also owns three luxury motor vehicles, a Porsche Cayenne, a Lamborghini and a Mercedes CLK.

2.1.6 His gross remuneration in his last year of employment in 2004 was R940 000.

2.1.7 We have bee informed by Peter Gray that G.W. Poole phoned RAR Kebble after our meeting on 11 November 2005 and indicated he had assisted Brett Kebble "move" shares and monies out of RGE, JCI and CMMS and had in return received R5 million.

2.2 Cool Ideas 59 (Pty) Ltd

2.2.1 Despite statutory information to the contrary, this company appears to be controlled by RAR Kebble. Its trading account at T-Sec is in the name of a Mr G.R. Vine, who appears to be a front for RAR Kebble, who has admitted to us that he used this trading account to trade in shares during "closed" periods. The same modus operandi appears to have been adopted in the case of P.B. Bawden's trading account at T-Sec. These matters will continue to be investigated.

2.3 Forged/fraudulent documentation

2.3.1 In addition to the RR(H) Board Resolutions authorising the sale of RRL shares on the NASDAQ stock exchange, the following documents were allegedly forged:

TABLE 2

#	Document	Addressee	Nature	Date	Signed
1	Tradek letter	RGE - David Ashworth	Confirmation of pledge of 3 020 000 WAL shares as security for a SLA between RGE and Kemonshey Holdings (John Stratton)	12 June 2003	Dawood Madebele
2	Tradek letter	RGE - David Ashworth	Confirmation of pledge of 3 700 000 WAL shares on behalf of Notable Holdings (Pty) Ltd (John Stratton) as security for a SLA between RGE and Notable Holdings (Pty) Ltd	12 February 2003	Dawood Madebele
3	Tradek letter	RGE - David Ashworth	Refer 1 above. Confirmation of an additional 2 430 000 WAL shares held as security.	17 June 2003	Dawood Madebele
4	Tradek letter	RR(H) - To whom it may concern	Confirmation that Lee & Tembertons, 142 Buckingham Palace Road, London were holding 925 000 RRL shares on behalf of RR(H)	28 January 2004	Martin van Zyl

5	Tradek letter	RGE - To whom it may concern	Confirmation that Tradek was holding the following shares on behalf of RGE as at 31/12/2003: 3 960 000 WAL, 7 300 000 AFL, 315 000 Harmony, 235 000 Angloplats - and that a further 660 000 WALs were pledged i.f.o. RGE at 31/12/2003	16 February 2004	Martin van Zyl
6	Tradek letter	Consolidated Investments - To whom it may concern	Confirmation of various securities reflected in Consolidated Investments trading account as at 31 March 2004	6 September 2004	Dawood Madebele & Martin van Zyl
7	Tradek letter	Matodzi Resources Ltd – To whom it may concern	Confirmation that 126 834 740 ordinary JCI shares were held in Tradek Nominees on behalf of Matodzi as at 31 March 2004. The confirmation states that the aforementioned shares are pledged to Equitant Trading (Pty) Ltd in terms of a loan agreement. This letter is sent to Martin van Zyl by Charles Orbach & Co.	9 June 2004	Dawood Madebele & Martin van Zyl

8	Rapitrade 306 letter	RGE	Confirmation that Rapitrade holds 7,3 million Aflease shares as at 31 December 2004, pending finalisation of the Sale of Rights Agreement date 6 January 2005 between Rapitrade and RGE.	29 July 2005	L. Laubscher (sole director) Note: L Laubscher is not a director of Rapitrade. The sole director is Gafele Edwin Bogopa. CMMS are the Secretaries

2.4 Continental Goldfields Ltd

2.4.1 we need to discuss the affairs of this company, in conjunction with Moregate Investments, Aculsha Nominees, Notable Holdings and Kemonshey with John Stratton and Hennie Buitendag.

2.4.2 Continental Goldfields' trading account at T-Sec (# 657379) was placed with 96 806 498 JCI Ltd shares between 3 June 2003 and 21 June 2005, including 32 billion shares from Beachcove Holding and 52,8 shares from Moregate Investments.

2.5 Paradise Creek Investments and Slipknot Investments

2.5.1 As reported in the Umbono interim report # 2 these two companies were used as a conduit for the placing of a 131 500 000 ordinary JCI Ltd shares and the subsequent transfer of these share to other stockbrokers and CSDP accounts. Investigations are continuing.

3. Preliminary estimated claim against R.B. Kebble's estate

3.1 We are only able to make a very rudimentary estimate at this stage of the investigation due to the fact that we have as yet not been able to establish R.B. Kebble's proprietary investments in listed equities.

3.2 Alleged misappropriation of RRL shares

TABLE 3

Alibiprops 13 (Pty) Ltd

Date of sale of share	# of share sold	Selling price	Date of payment	Proceeds banked RB Kebble – Standard Bank acc 0035386
JCD shares				
22/01/2003	1 149 913	794 447.05	29/01/2003	794 447.05
23/01/2003	1 100 000	759 174.91	30/01/2003	759 174.91
24/01/2003	898 097	614 550.51	31/01/2003	614 550.51
Sub-total	**3 148 010**	**2 168 172.47**		**2 168 172.47**
WAR shares				
03/03/2003	5 000	167 009.20		
03/03/2003	195 000	6 324 882.20	03/10/2003	6 493 376.02
20/03/2003	50 000	1 620 295.36	28/03/2003	1 601 011.74
06/10/2003	14 913	484 001.49	17/06/2003	484 001.49
06/12/2003	64 437	2 022 381.25	18/06/2003	2 022 381.25
23/06/2003	50 000	1 894 509.42	30/06/2003	1 893 297.23
18/08/2003	25 000	1 062 763.33	28/08/2003	1 000 000.00
28/08/2003	25 000	1 162 933.21	09/04/2003	1 220 124.33
27/10/2003	2 500	114 659.24	11/03/2003	114 659.24
Sub-total	**431 850**	**14 853 434.70**		**14 828 851.30**

2522

RNG shares				
17/02/2003	36 127	1 076 985.17	17/02/2003	100 000.00
18/02/2003	163 873	4 928 301.80	25/02/2003	5 073 233.24
04/10/2003	100 000	3 092 076.98	17/04/2003	3 082 201.20
05/06/2003	50 000	1 495 652.61	05/06/2003	1 495 652.61
22/10/2003	50 000	1 595 366.81	28/10/2003	1 500 000.00
28/10/2003	75 000	2 393 080.43	11/03/2003	2 393 080. 43
29/10/2003	25 000	810 128.79	11/04/2003	800 000.00
30/10/2003	50 000	1 632 759.63	11/06/2003	1 600 000.00
Sub-total	**550 000**	**17 024 352.22**		**16 044 167.48**
RDF shares				
05/06/2003	310 000	819 102.52	13/05/2003	819 102.52
Sub-total	**310 000**	**819 102.52**		**819 102.52**
RRL shares				
17/11/2003	67 000	11 175 600.00	19/11/2003	3 000 000.00
18/11/2003	25 700	4 194 240.00	20/11/2003	4 000 000.00
19/11/2003	7 300	1 175 300.00	24/11/2003	4 000 000.00
			28/11/2003	2 500 000.00
27/11/2003	50 000	8 427 000.00	02/12/2003	3 000 000.00
02/12/2003	50 000	8 500 000.00	15/12/2003	4 500 000.00
03/12/2003	50 000	8 507 000.00	30/12/2003	13 798 102.46
04/12/2003	31 000	5 246 130.00	05/12/2003	3 500 000.00
09/12/2003	44 000	7 835 080.00	09/12/2003	4 000 000.00
28/01/2004	25 000	4 140 000.00	02/02/2004	2 000 000.00
19/02/2004	58 500	8 397 675.00		
20/02/2004	60 000	8 568 000.00		
23/02/2004	41 000	5 825 690.00	25/02/2004	2 500 000.00
26/02/2004	40 000	5 136 000.00		
27/02/2004	100 000	12 640 000.00	26/02/2004	1 300 000.00
02/03/2004	85 000	10 967 550.00	03/03/2004	2 000 000.00
Sub-total	**756 200**	**114 510 631.00**		**50 098 102.46**

Total sales	**5 196 060**	**149 375 692.91**		
		Total banked		**83 958 396.23**
Trading account				
Lunda Sul				30 810 000.00
Paradigm Shift				2 063 483.00
Grand total				**R116 831 879.23**

3.3 In addition to the total banked, a claim should be intimated against the estate in respect of the fraudulent Phikoloso transaction (see 4. below) We assert that RGE lost its entire investment of approximately R268 million. RGE cannot assert that it has an indirect investment in Kabusha Mining & Finance (Pty) Ltd (an unregistered name) through Viking Pony Properties 359 (Pty) Ltd, as Kabusha never issued any shares to Viking, a wholly owned subsidiary of Randgold & Exploration Company Ltd. This damages claim can also be made against other directors party to this fraudulent transaction (see 4. below).

4. The Phikoloso transaction

4.1 Our report to date is attached.

Yours faithfully

John Louw
Director

Exhibit 53

PRIVATE & CONFIDENTIAL

Mr Peter Gray
Chief Executive
Randgold & Exploration Company Ltd
28 Harrison Street
Johannesburg
2001

CC: Mr Chris Lamprecht
Financial Director

7 December 2005

Dear Sir

Forensic investigation: 4th interim progress report

1. Introduction

1.1 We are experiencing difficulty in verifying the completeness and accuracy of the "reconciliations" of connected party trading accounts at T-Sec. This exercise is designed to provide invaluable information relating to the unauthorised share dealings on the JSE and foreign stock exchanges including transfers between connected/related parties of assets that were the property of RGE, JCI and CMMS. Such information is crucial to a successful civil claim against those who misappropriated the said companies' assets.

1.2 In addition we have focused our investigation on asset recovery strategies. We have provided input into the drafting of a Mareeva Injunction against George Poole who orchestrated the misappropriation and laundering of hundreds of millions rands generated from the unauthorised sale of RRL and other listed equities. We have now assisted Tabacks draft a Particulars of Claim against Hennie Buitendag, George Poole and John Stratton. We suggested that the losses claimed of R941 249 080 in respect of the misappropriated RRL shares should be extended to include the loss of

R268 000 000 associated with the issue of 8 800 000 RGE ordinary shares in exchange for a 100% equity stake in Viking Pony Properties 359 (Pty) Ltd, a company that had no assets at the date of acquisition.

2. Summary of interim progress reports previously tabled

2.1 The salient features of our investigation to the date of submitting our fourth interim report dated 7 December 2005 are as follows:

2.2 RRL shares

Between April 2002 and August 2005 9 540 000 RRL shares were sold on NASDAQ with a Rand value of R941 249 080. RR(H), and thereby TGE, received no value from the sale of these assets. The proceeds from the sale were credited to the following trading accounts at T-Sec:

Trading account	**R'million**
New Heights (G.W. Poole company)	54,0
Alibiprops 13 (R.B. Kebble company)	209,8
R.B. Kebble	9,4
CMMS	668,0
Total	**941,2**

2.3 Claim against estate late – R.B. Kebble

Based on payments made to R.B. Kebble's private bank at Standard Bank from T-Sec trading accounts

Trading account	**R'million**
R.B. Kebble	84,0
Lunda Sul	30,8
Paradigm Shift	2,0
Total	**116,8**
JCI Gold Scrip account - Baobab	4,5
Total	**121,3**

2.4 Phikoloso transaction

We concluded that the entire transaction was a sham to achieve a BEE status for RGE of 19,7%. RGE's share capital was diluted by the issue of 8 800 000 ordinary shares to Equitant Trading in return for no value, thereby impairing RGE's capital to the full extent of the credit issued share capital. The group annual financial statements for 2003 were also misstated by way of the consolidation of Viking Pony Properties 359 (Pty) Ltd and its purported subsidiary, Kabusha Mining. Viking had no assets and no investment in Kabusha. Our investigation has revealed new information on this transaction – refer section 5 of this report.

2.5 G.W.Poole/Tuscan Mood/Turbine Aviation

- We discovered that the following amounts had been realised from the sale of equities and deposited into bank accounts controlled by G.W. Poole:

	R'million
Sale of RRL shares	82,1
Sale of JCD shares	13,6
Sale of WAR shares	29,8
Sale of DUR shares	6,0
Sale of RNG shares	41,3
Total	**172,8**

- G.W. Poole has 3 fixed properties at a cost of R7,5 million, 5 helicopters and 3 luxury motor vehicles.
- We have provided inputs into the drafting of a Mareeva Injunction against G.W. Poole to freeze his assets. At the date of this report we understand that the accompanying affidavit has yet to be signed.

3. RRL shares

As part of our investigation into the RRL shares once held by Randgold Resources (Holdings) Ltd (RR(H)), now African Strategic Investment (Holdings) Ltd, we visited

the registered office of RR(H) in Jersey, Computershare in Jersey and Barnard Jacobs Mellett in Connecticut. We report back as follows:

3.1 Inspection of RR(H) statutory records at RR(H)'s registered office

We visited the office of Abacus Financial Services Group and were presented with extracts from the RR(H) statutory records, including correspondence between the company secretaries and the directors of RR(H). We found only one Board Resolution authorising the sale of 500 000 RRL shares dated May 2003 (refer appendix 1). There were no other Board Resolutions authorising the sale of any other RRL shares, despite the fact that between 2002 and 2005, 9 540 000 RRL shares were sold through T-Sec/Barnard Jacobs Mellett alone.

3.1.1 Confirmation of RR(H) holdings in RRL shares at various dates

(GMCK to complete from Abacus records)

3.1.2 Other matters

The directors of RR(H) remain R.A.R. Kebble, R.B. Kebble and H.C. Buitendag as of today. This complicates obtaining letters of authority, declarations etc. to pursue the investigation into the "missing" RRL shares. We have arranged with Abacus to send the necessary wording to Benita Morton to have these directors removed from office and new directors appointed.

3.2 Discussions with Computershare, Jersey

Computershare were reluctant to allow access to any share register records of RRL and were adamant that a declaration be received authorising access. No such declaration had been signed by any RG&E executives or by the company secretary of RR(H) at the time of our visit. Despite requests from T-Sec (we understand), Computershare Jersey had made little to no effort in gathering transfer documentation and "Board Resolutions" purportedly authorising the transfer, conversion and sale of RRL shares. We have been subsequently informed by Abacus that Computershare have made available transfer documents used to support the transfer and conversion

of RRL shares into bearer form and subsequently into ADR form for trading on NASDAQ.

3.3 Visit to Barnard Jacobs Mellett (BJM) (Stamford, Connecticut)

3.3.1 Despite representations to the contrary, BJM informed us that they received RRL shares in ADR format (i.e. post transfer and conversion) and that they simply execute the sale instructions of the instructing broker, T-Sec. They do not rely on RR(H) Board Resolutions and in fact do not require nor retain copies thereof. We were able to match T-Sec's records of the number of RRL shares sold and the date thereof to those of BJM, providing assurance of the completeness and accuracy of the two stockbrokers' records.

3.3.2 We found only one RR(H) board resolution at BJM. This resolution, dated 2 July 2004, dealt with the pledge of 2 650 000 RRL ADR's, authorising R.B. Kebble, as director, and P.B. Beale, as company secretary to pledge the ADR's to Soc-Gen, and to delegate such authority to Tradek or its nominee as the authorized broker of RR(H). Although the signatures on the Board Resolution and Crest Transfer form are patently false, they did become the specimen signatures of Kebble and Beale for RR(H) transactions.

3.3.3 BJM had the following documents only in their possession:

#	Document	Addressee	Date
1.	RR(H) *Pledge of 2 650 000 RRL ADR's Crest transfer form attached purportedly signed by R.B. Kebble and P.B. Beale RR(H) resolution attached with false signatures.*	Societe Generale	2 July 2004
2.	Spreadsheet RRL (Gold) share sales	-	3 April 2003 to August 2005

#	Document	Addressee	Date
3.	Corporate Resolution Certificate	Pershing	28 January 2004
3.1	E.W. Balderson – resolution authorising Pershing to open an account in name of Tradek (Pty) Ltd.		
3.2	Tradek (Pty) Ltd resolution authorising Pershing to open an account in name of Tradek (Pty) Ltd.		
4.	Certificate of Foreign Status of Beneficial owner for US Tax withholding.		28 January 2004
4.1	Beneficial owner – E.W. Balderson		
4.2	Beneficial owner – Tradek (Pty) Ltd		
5.	E.W. Balderson letter signed by Thelma Nell requesting the transfer of RRL (Gold). ADR's from EWB's account to Soc-Gen collateral account.	BJM	August 5, 2004
6.	T-Sec letter advising that "dollar payments instruction" have changed to Soc-Gen for the account of T-Sec.	To Whom It May Concern	22 October 2004
7.	E.W. Balderson Inc. Letter requesting the transfer of $588 750 from EWB's (?) account to Socen (SIC) New York account 188956.	BJM – Chris Krolick	January 30, 2004
8.	Tradek letter requesting urgently the transfer of £1 371 179.56 from Tradek's account to Soc-Gen New York account 188956	BJM – Chris Krolick	22 January 2004

#	Document	Addressee	Date
9	Tradek letter advising that EWB was "bought over by Tradek (Holdings) Ltd March 2000. February 2001 all operations were transferred to Tradek (Pty) Ltd, which is a 100% subsidiary of Tradek (Holdings) Ltd. *A letter essentially 4 years after the fact that the Company's trading name had changed?*	BJM - Chris Krolick	27 January 2004 (see 7. above)

4. Interview with H.C. Buitendag – 23 November 2005

Jointly with KPMG, we interviewed the former financial director of RGE and JCI, H.C. Buitendag (HCB).

HCB admitted that:

- The purchase of mining rights/licences in Sierra Leone for R40 million from Pacific Gold was completely fictitious and was an attempt to disguise the fact that RGE had acquired 8 100 000 AFL shares in a bookover transaction directly with Kabusha Mining, in order to fund Kabusha Mining's first instalment (R40 million) payable to Benoryn for the purchase of 23 million AFL shares.

- The scrip lending agreements with Bookmark Holdings (Pty) Ltd (between both RR(II) and RGE), with Notable Holdings and Kemonshey Investments were fictitious and used to provide assurance to the various companies external auditors that the subject securities were still held by the RGE/JCI groups.

- That the RGE audited group annual financial statements had been so falsified and that he had been a party to such falsification by signing the financial statements.

5. Phikoloso Transaction - update

Our ongoing investigation has provided clarity on certain issues.

5.1 Funding for payment of R40million to Benoryn

Kabusha Mining sold 8 100 000 AFL shares in July 2003 in a bookover transaction with RGE buying the shares for 500.07 cents per share, for a total consideration of R40 722 759.00, against Kabusha's off-market price of R4.00 per share agreed with Benoryn. This should have resulted in a profit to Kabusha of approximately R8,1 million, although there is no evidence that such a profit was recorded in Kabusha's income statement for the period ended 31 December 2003. The bookover transaction provided the funding ex RGE to pay Benoryn the first instalment of R40 million for the acquisition of 23 million AFL shares @ R4.00 each.

According to H.C. Buitendag, RGE's purchase of the 8 100 000 AFL shares was disguised as the purchase of a mineral licence, from an Australian registered company, in Sierra Leone.

The purchase was set out in a legal agreement which H.C. Buitendag has admitted to being totally false. The 8 100 000 shares were transferred to CMMS and misrepresentations were made to the auditors/directors of Kabusha that there shares were held as collateral against a CMMS loan. Kabusha would appear to have included the 8 100 000 shares as an asset as at 31 December 2003.

The RGE in its group annual financial statements accounted for both the mineral rights (fictitious) ad 75% (effectively) of the 8 100 000 AFL shares purportedly held by Kabusha, when in fact Kabusha was not a subsidiary of Viking.

6. Analysis of JCD, WAR and DUR shares sold through connected trading accounts at T-Sec

We have during the course of our review of T-Sec "connected" trading accounts got an analysis of the sales of these shares by trading account. We will provide KPMG Forensics with the details as it pertains to the investigation.

Yours faithfully

John Louw
Director

Exhibit 54

PRIVATE & CONFIDENTIAL

The Directors
Randgold & Exploration Company Ltd
28 Harrison Street
Johannesburg
2001

26 January 2006

Dear Sirs

Forensic investigation: 5th interim progress report

1. Shareholding in RRL shares

1.1 We have completed our investigation into the alleged "missing" RRL shares, subject to tracing the sale consideration on a parcel of 152 481 RRL shares which were either sold or exchanged for Western Areas shares in line with the settlement terms of a scrip lending agreement with Kemonshey Holdings Ltd (refer 2 below).

1.2 Attached as annexures 1 and 2 to this interim report are reconciliations of the number of RRL shares held by African Strategic Investment (Holdings) Ltd (formerly Randgold Resources (Holding) Ltd) at each of 31 December 2002, 2003 and 2004 and as at 15 November 2005.

1.3 The required restatement of Randgold & Exploration Company Ltd (RGEs) annual financial statements for 31 December 2003, including the comparatives for 31 December 2002, and its reviewed preliminary results for the year ended 31 December 2004 are set out below:

1.3.1 Year ended 31 December 2003 - audited

	# of RRL shares		
Pre-split basis	**Previously reported**	**As restated**	**Difference**
Shares held at 31 December 2002	13 312 481	12 360 000	952 481
Shares sold in 2003	(2 527 481)	1 900 000	627 481
Shares held at 31 December 2003	**10 785 000**	**10 460 000**	**325 000**

1.3.2 Year ended 31 December 2004 - reviewed

	# of RRL shares		
Post-split basis	**Previously reported**	**As restated**	**Difference**
Shares held at 31 December 2003	21 570 000	20 920 000	650 000
Shares sold in 2004	(3 212 000)	(6 810 000)	3 598 000
Shares held at 31 December 2004	**18 358 000**	**14 110 000**	**4 248 000**
Shares sold in 2005		(3 750 000)	
1.3.3 Shares held at 15 November 2005		**10 360 000**	

1.3.4 RRL shareholdings

	As previously reported	**As restated**	**Difference**
	# of shares post-split basis		
At 31 December 2004	18 358 000	14 110 000	4 248 000
Held by:			
Lent to an Empowerment Entity	9 890 500	-	(9 890 500)
Held in escrow to secure Angolan Diamond concession option – Paul Main	2 000 000	2 000 000	-
Lent through JCI Ltd to Investec Bank (UK) Ltd	-	5 460 000	5 460 000
Pledged to Societe Generale	-	6 650 000	6 650 000
Held directly and indirectly at year end	6 467 500	0	(6 467 500)
At 31 December 2004	**18 358 000**	**14 110 000**	**4 248 000**

(refer annexure 2)

At 15 November 2005	Annexure 1	10 360 000	Notes
Held by:			
Lent through JCI Ltd to Investec Bank (UK) Ltd in terms of an overseas securities lending agreement dated 3 March 2004	1.3.9	5 460 000	2
Pledged to Societe Generale		4 000 000	1
Paul Main		900 000	
At 15 November 2005		**10 360 000**	

Note 1 – These RRL shares were lent by JCI Ltd to Investec Bank (UK) Ltd in a hedged equity funding structure, with JCI Ltd receiving stock loans of R208 794 832.90 (refer annexure 20).

Note 2 – Subsequent to this date these shares, pledged to Societe Generale – Johannesburg Branch, were converted into ADR format and sold on the NASDAQ National Market on 19 January 2006.

1.3.5 The above share movements and shareholdings have been reconstructed from:

- An analysis of all sales of RRL shares in the database records of stockbroker, T-Sec;
- An analysis and reconciliation of all "connected" trading accounts in the database records of stockbroker, T-Sec;
- Share trading records of Barnard Jacobs Mellet in Stamford, Connecticut – reconciling RRL shares sold in ADR format on the NASDAQ National Market to the BDA pro-forma share trading records of the instructing broker, T-Sec in Johannesburg;
- Identifying RRL shares sold through various T-Sec trading accounts (refer 1.3 below) which were not recorded in the books and records of RGE and African Strategic Investment (Holdings) Ltd;

- A review of all scrip lending agreements where the scrip lending shares were RRL shares (refer 2 below)

- A review of RGEs annual financial statements for the years ended 31 December 2002 and 2003 as well as the Reviewed Preliminary Results for the year ended 31 December 2004; and

- Independent confirmations received directly from Investec Bank (UK) Ltd and Societe Generale, Johannesburg branch. We have not received any direct confirmations from Paul Main confirming the number of RRL shares in his possession at 31 December 2004 and 15 November 2005. The recoverability of these shares will need to be assessed by the directors and auditors of RGE when considering the fair value of RGE's indirect investment in RRL.

1.3.6 With an indirect shareholding of 14 110 000 RRL shares and 10 360 000 RRL shares as at 31 December 2004 and 15 November 2005 respectively, an assessment will need to be made as to whether RRL is an associate or simply a listed investment.

1.3.7 Analysis of the difference between the restated shareholding in RRL and that previously reported

At 31 December 2003, the annual financial statements in note 11 – Investment in Associate – has the following disclosure:

	Effective group holding		Number of shares held		Market value	
	31 Dec 03	31 Dec 02	31 Dec 03	31 Dec 02	31 Dec 03	31 Dec 02
	%	%	'000	'000	R'000	R'000
Shareholding						
Randgold Resources	36,86	48,12	10 785	13 312	1 986 970	1 671 166
As restated	35,75	44,68	10 460	12 360	1 927 094	1 551 654
Difference	1,11	3,44	(1) 325	(2) 952	59 976	119 512

Note (1) The difference of 325 000 shares (pre-split) represents RRL shares sold by Alibiprops (13) (Pty) Ltd, a non-existent company with a T-Sec trading account in the mandate name of RB Kebble, in 8 separate trades between 14 November 2003 and 8 December 2003, the net proceeds of which were R55 060 350 (refer 1.3.8).

Note (2) The difference of 952 481 shares represents RRL share certificate 905 (refer annexure 5), which was split out of the original RRL share certificate 746, registered in favour of Randgold Resources (Holdings) Ltd, for 13 312 481 shares (refer annexure 6) on the instructions of DJ Haddon, the company secretary for Randgold Resources Limited, dated 3 April 2002 (refer annexure 3).

The share split was performed by Computershare Investor Services (CI) Ltd (Computershare) as follows:

	Annexures	**# of shares**
1 new certificate (899) of		7 360 000
5 new certificates 900/1/2/3/4 of 1 million shares each		5 000 000
		12 360 000
1 new certificate 905 of	5	952 481
Original certificate 746 of	6	**13 312 481**

Haddon instructed Computershare to:

1. return certificate 899 for 7 360 000 shares to ABSA Bank Limited as they were the subject of a pledge and
2. return the remaining 6 certificates to RGE totalling 5 952 481 shares.

(refer annexure 3)

On 3 April 2002, some 3 hours after Haddon's instructions to split the shares, as set out above, RAR Kebble, in his capacity as chairman of Randgold Resources Limited, varied the instruction to Computershare requesting that 952 481 shares be registered in the name of:

Durlacher Ltd (as nominee)

4 Chriswell Street

London

EC1L 4VD

Contact: Mr John Daniels (refer annexure 4)

Durlacher Ltd is a UK stockbroker according to Brian Brown of SA Stockbrokers.

The letter dated 3 April 2002 was signed by Jill Bailey (Hennie Buitendag's secretary) on behalf of R.A.R. Kebble.

These same shares were scrip lent in terms of a scrip lending agreement concluded by and between RGE and Kemonshey Holdings Ltd, incorporated in Gibralter, on 28 March 2002 with subsequent addendums (refer to section 2 of this report dealing with the scrip lending agreements). All addendums were done in the name of Randgold Resources (Holdings) Ltd, as lender, and not in the name of RGE.

We believe that the above mentioned scrip lending agreement (SLA) is fictitious and was an attempt to disguise the fact that these shares were sold in 2002. This back-dated SLA was used to assert that Randgold Resources (Holdings) Ltd was the registered owner of 13 312 481 RRL shares as at 31 December 2002 when in fact it only held 12 360 000 RRL shares. We have been able to trace the sale of 800 000 of these RRL shares through a trading account at T-Sec in the name of New Heights 120 (Pty) Ltd, a GWP company with GWP being the mandate holder. RB Kebble was a director of this company together with GWP's spouse. The 800 000 shares were sold on 5 April 2002 for R54 176 850, with R54 115 088 thereof being transferred to a FNB bank account (account # 5145 232 5041) in Cape Town (branch # 261150).

The balance of 152 481 shares should be claimed back from Kemonshey Holdings Limited, a company associated with Charles Cornwell and John Stratton.

On 6 August 2003, in a reconciliation of RGE's indirect interest in RRL, the 952 481 shares were reflected as being sold in exchange for 3 300 000 Western Areas shares, deemed the "settlement shares" in a purported SLA amendment agreement between RGE and Kemonshey Holdings Ltd dated 23 December 2003. The purpose of this purported amendment agreement was to change the settlement shares from 952 481 RRL shares to 3 300 000 Western Areas shares.

At 31 December 2004, the reviewed preliminary results of RGE for the year ended 31 December 2004 disclose that RGE had an indirect shareholding in RRL of 30,9%, being 18 358 000 RRL shares when in fact it had only 14 110 000 RRL shares or a 23,75% holding.

This cumulative difference in the number of shares of 4 248 000 is made up as follows:

	Reference	# of shares
Difference in opening balance of shares on hand at 1 January 2004 (being the 325 000 pre-split shares sold by Alibiprops (13) (Pty) Ltd in 2003)	1.3.2	650 000
Difference in number of shares actually sold in 2004 and shares disclosed as being sold	1.3.2	3 598 000
Being shares sold by Alibiprops (13) (Pty) Ltd in 2004		2 248 000
Being shares sold by CMMS in 2004, not recorded as sales in either number nor value by RGE		1 350 000
		4 248 000

1.3.8 Value of RRL shares misappropriated and the formation of base claims:

Claim against	**Date**	**# of RRL shares**		**Base claim**
		Actual	**Post-split**	**(Rands)**
New Heights 120 – George Poole	2002	800 000	1 600 000	54 176 850
Kemonshey Holdings – Charles Cornwall/John Stratton	2002	152 481	304 926	10 326 175
2002 – sub total		**952 481**	**1 904 926**	**64 503 025**
Alibiprops (13) – RB Kebble	2003	325 000	650 000	55 060 350
CMMS	2003	575 000	1 150 000	92 595 106
2003 – sub total		**900 000**	**1 800 000**	**147 655 456**
RB Kebble	2004	75 000	150 000	9 425 400
CMMS	2004	2 800 000	4 412 000	266 760 874
Alibiprops (13) – RB Kebble	2004	1 184 000	2 248 000	154 692 754
2004 – sub total		**4 059 000**	**6 810 000**	**430 879 028**
CMMS	2005	3 750 000	3 750 000	308 682 597
Total		**9 661 481**	**14 264 926**	**951 720 106**

1.3.9 Summary of base claims

	R
CMMS	668 038 577
Alibiprops/RB Kebble	219 178 504
New Heights (120)	54 176 850
Kemonshey Holdings	10 326 175
Total	**951 720 106**

The above base claims do not include interest from the date of misappropriation. In addition the base claims set out above do not include any claim which RGE/RR(H) may have against JCI for the 5 460 000 RRL shares lent to Investec Bank (UK) Ltd (refer 1.3.4).

We are still in the process of investigating the sale of 152 481 RRL shares and the identify of the recipient of the proceeds from the sale of the 800 000 RRL shares.

1.3.10 Potential damages claim in respect of RRL shares

2. The scrip lending agreements (SLAs)

2.1 RGE/Kemonshey Holdings Ltd (Kemonshey)

As detailed in 1.3.7 above, 952 481 RRL shares, certificate number 905, were the subject of a SLA between RGE (the lender) and Kemonshey (the borrower) dated 28 March 2002 (we are not in possession of the original SLA but have obtained this date from the various addendums to the said SLA).

Although these shares were ostensibly the subject of an SLA dated 28 March 2002, we make the following observations:

- The 952 481 RRL shares were an odd lot arising out of the share split of a single certificate # 746 for 13 312 481 shares, the split being performed by Computershare in terms of an instruction dated 3 April 2002 (refer annexure 3).

- The new share certificate of the 952 481 RRL shares was to be registered in the name of Durlacher Ltd (as nominee) on 3 April 2002, on the instruction of R.A.R. Kebble (refer annexure 5).

- The 952 481 RRL shares were the scrip lending shares to Kemonshey and in terms of an agreement between RGE and Kemonshey dated 23 December 2003, the settlement shares were varied from 952 481 RRL shares to 3 300 000 ordinary Western Areas Shares (refer annexure 7 – page 3).

- 952 481 RRL shares lent on 28 March 2002 were recorded by RGE/RR(H) as being "sold" or swapped for 3 300 000 Western Areas shares on 6 August 2003 on a spreadsheet produced by RGE/RR(H) for the year ended 31 December 2003 reconciliation of their shareholding in RRL shares.

- On 5 April 2002 800 000 RRL shares are sold through a trading account held at T-Sec in the name of New Heights (120) (Pty) Ltd, the directors of which are G.W. Poole, Charmaine Pool and B.R. Kebble. The sale proceeds were R54 176 850 of which R54 115 088 was transferred to an FNB bank account in Cape Town. This sale of RRL was never recorded as a sale by RGE/RR(H), as the balance of shares held at 1 April 2002 of 13 312 481 remained the same as at 31 December 2002, with no movement. The Kemonshey SLA being used to mask the missing 952 481 RRL shares.

We suspect that the 952 481 RRL had been sold in 2002, 800 000 through T-Sec and the balance trough another unidentified stockbroker, without the authority and knowledge of RR(H) and that the Kemonshey SLA was entered into (back dated) to conceal these missing shares as at 31 December 2002.

The SLA's termination date was finally extended to 30 June 2003, with the settlement shares now varied by agreement to be 3 300 000 Western Areas shares.

We do not believe any such settlement took place in 2003 and that the Directors of RGE now had to account for the missing Western Areas settlement shares, which had replaced the missing 952 481 RRL shares. This was achieved by obtaining a Tradek (Pty) Ltd letterhead and falsifying a confirmation "signed" by Martin van Zyl dated

16 February 2004 stating that Tradek were holding, *inter alia*, 3 960 000 Western Areas shares made up as follows (refer annexure 8):

Share	**# of shares**	**SLA**
Western Areas	3 300 000	Kemonshey
Western Areas	660 000	Notable Holdings
Total	**3 960 000**	

Refer 2.2 on Notable Holdings (Pty) Ltd's SLA with RGE.

We have been informed by G.W. Poole that he would simply request Tradek/T-Sec letterheads and then, on the instructions of Hennie Buitendag, forge confirmation letters for audit purposes to mask the missing listed shares ostensibly lent and settled in terms of fictitious SLAs.

In terms of the Kemonshey SLA, collateral cover was required to secure the scrip "loan". An addendum to the scrip lending agreement, number 2, between Kemonshey and now RR(H) calls for the borrower to "provide negotiable securities acceptable to the lender, equivalent to 1.5 times the value of loan securities at the quoted price of US$ per share on the London Securities Exchange on 1 May 2003." (refer annexure 9).

Two forged Tradek letters dated 12 and 17 June 2003 respectively, with the forged signatures of Dawood Mndebele, purport to confirm that Tradek holds 3 020 000 (annexure 10) and a further 2 430 000 Western Areas Ltd shares (annexure 11), totalling 5 450 000 shares as cover for the 952 481 RRL shares lent. A "cover" computation, also forged, is attached to the letter dated 17 June 2003 (annexure 12). This further corroborates the fraudulent nature of the Kemonshey SLA.

2.2 RGE/Notable Holdings (Pty) Ltd (Notable)

On 1 April 2000 RGE and Notable enter into a scrip lending agreement with RGE the lender and Notable the borrower.

Notable holds itself out as an Australian registered company, based in Perth, Western Australia. Its letterhead is in exactly the same style and font as that of Kemonshey and the SLA and all addendums thereto are signed by John Stratton (refer annexures 13, 13(a) 13(b) and 13(c)).

The scrip lending shares or "loaned securities" are 3 000 000 ordinary shares in Durban Roodepoort Deep Ltd (DRDs). In a subsequent agreement dated 9 December 2003 between RGE and Notable the "settlement shares" were varied to mean "660 000 ordinary shares of R1 each in the ordinary share capital of Western Areas". Through a series of addendums the termination date of SLA was extended to 31 December 2003.

We make the following observations:

- The SLA is entered into in April 2000. This usually means that the lending shares i.e. 3 000 000 DRDs have already been misappropriated;
- The settlement shares are varied from 3 000 000 DRD shares to 660 000 Western Areas shares plus R27 000 000 on 9 December 2003.
- There are three addendums to the SLA, each of which extend the termination date to 30 April 2003, then 30 June 2003 and finally 31 December. The 3rd addendum is signed on 8 July 2003.
- The agreement varying the settlement shares states that the "closing date" means 14 days after the agreement is signed (i.e. 23 December 2003). This closing date refers to the delivery of the 660 000 Western Areas shares to RGE.
- The cash payment part of the settlement, being R27 000 000 must be made no later than 30 June 2004.
- An analysis of RGE's schedule 9 "Investment register" for its 2003 tax return reflects that RGE received 660 000 Western Area shares on 22 July 2003 in part payment for the DRD shares lent (now sold) to Notable. On the same schedule under the DRD share section, it is reflected that the 3 000 000 DRD

shares are sold to Notable for a consideration of R51 090 000. This is made up as follows:

Settlement shares and cash	**R**
660 000 Western Areas @ R36.50	24 090 000
Cash (loan receivable raised)	27 000 000
	51 090 000

(refer annexure 14)

- The tax schedule relating to investments reflects the settlement date, for both the share and cash portions as 22 July 2003 when the 3rd addendum to the SLA dated 8 July 2003 (refer annexure 15) revises the termination date to 31 December 2003 and page 3 of the "settlement" agreement dated 9 December 2003 (refer annexure 16) introduces a cash settlement element to the SLA for the first time, same four months after the cash settlement portion is raised as a receivable from Notable.

- In note 12 to RGE's annual financial statements for the year ended 31 December 2003 "Other long-term assets" under sub caption of "Amounts Receivable" is an amount of R25 841 000 described as "Deferred payment of shares sold". The note goes on to state that "security has been provided for the deferred payment in the form of 660 000 Western Area ordinary shares, fairly valued at R27,39 million at 31 December 2003. These shares purportedly held as security are not to be confused with the 660 000 Western Areas settlement shares (refer annexure 17).

- The R25 841 000 in other long term assets was fair valued down from R27 000 000 to R25 841 164.64 even though it was a short term receivable (payable no later that 30 June 2004). This is reflected in RGE's general ledger under the description of "loan asset – Notable Holdings as at 31 December 2003 (refer annexures 18 and 18(a));

- On 30 December 2004, some six months after the agreed settlement date, the R27 000 000 remained unpaid by Notable Holdings and was reclassified as a "loan asset – Masupatsela (interest free loan)" (refer annexure 18(b)). This

"loan" remains unpaid as at 26 January 2006, providing further evidence that no such SLA or settlement agreement with Notable actually existed;

- In addendum 2 to SLA dated 24 (?) June 2003, Notable agrees to "top up security equivalent to the differential face value of the original security and 1.5 times the current value of the borrowed securities..." and shall provide a certificate thereof to the lender (RGE) (refer annexure 13(b)).

- On 12 February 2003 a certificate was produced on a Tradek letterhead addressed to RGE, ostensibly signed by Dawood Mndebele, confirming that Tradek is holding 3 700 000 Western Areas Ltd shares on behalf of Notable. Tradek also confirms that these shares are pledged to RGE in terms of a SLA (refer annexure 19). Attached to the Tradek confirmation letter is a schedule computing that the security cover stands at 2.13 times the value of DRD shares on loan (refer annexure 19(a)).

- In addition reference needs to made to the forged Tradek confirmation letter dated 16 February 2004 referred to in 2.1 above (annexure 8) where Tradek confirms that it holds the 660 000 Western Areas settlement shares and a further 660 000 Western Areas shares pledged in favour of RGE for the unpaid cash settlement portion of the SLA of R27 000 000.

3. Phikoloso transaction

Refer attached report.

4. Incomplete aspects of the investigation

4.1 The beneficiary of the sale proceeds of the 3 million DRD shares still requires further investigation. 3 million DRD shares were traded through essentially three trading accounts namely:

Trading account	Dates sold	# of shares traded	Proceeds
P.B. Bawden	8 Feb – 14 Feb 2002	2 359 376	70 363 227
New Heights	12 Feb – 19 Feb 2002	520 778	16 086 787
New Heights	19 Feb 2002	19 846	584 066
First Wesgold	5 Feb 2002	100 000	2 987 999
Total		**3 000 000**	**90 022 079**

The beneficiaries of these proceeds are:

Beneficiary	Date	Account details	Branch #	Amount (R)
RAR Kebble	25/26 Feb 2002	ABSA account # 4053853779	Private bank account	62 035 095
Frankel Consulting	19 Feb 2002	Nedbank account # 1426000170	142605	27 986 984
Total				**90 022 079**

A significant amount of the transfer into RAR Kebble's ABSA private bank account 4053853779 of R62 035 095 subsequently was transferred to essentially 2 sources namely:

Date	Details	Amount (R)
1 March 2002	Brait Std 019205022682325	34 500 000
8 March 2002	Bowman Gilfillan Std 019205022677631	25 000 000
Total		**59 500 000**

4.2 A full analysis of Tuscan Moods banking and trading account activities funded largely from the unauthorised sale of RRL's. These include material disbursements in the form of political donations/bribes, gratuitous payments to former directors, officials and consultants which should be claimed back by RRH/RGE (refer annexure 21).

4.3 The whereabouts of the Aflease shares and/or the proceeds of the Aflease shares originally acquired by Kabusha Mining.

4.4 The beneficiaries of the proceeds of the sale of 952 481 RRL shares sold in 2002 which was the subject of the fictitious SLA with Kemonshey.

4.5 A complete and accurate analysis of all trading accounts (including share transfers in/out, cash account transfers in /out and payments made to bank accounts) remains only partially complete. Until such time as all "connected" trading accounts are reconciled, and with each other, we will not be in a position to establish the inter company claims and claims against third parties for the misappropriation of shares and related cash proceeds/transfers.

4.6 A full analysis of RGE's shares issues to determine whether such shares were "fully paid up" and therefore valid. Detailed below are the RGE share issues not yet fully investigated:

RG&E issued RNG shares

Date	Detail	Share price	# of shares	Amount (R)	
23 June 2004	Koketso Angolan Joint Venture	18.50	1 319 000	24 401 500	Acquisition of 24% interest in Luxinge Alluvial Diamond mining licence for R24 401 500
23 June 2004	Masupatsele Angola Mining Venture	18.50	1 492 000	27 602 000	Acquisition of 20% interest in Dando Kwanza Alluvial diamond prospection concession for R27 602 000
23 June 2004	Quantum African Mining	18.50	1 373 000	25 400 500	Acquisition of 20% interest in the Somba Sul alluvial diamond prospecting concession for R25 400 500
23 June 2004	Trans Benguela Logistics	18.50	1 506 000	27 861 000	Purchase of mining equipment and assets for R27 861 000
Total				**105 265 000**	

4.7 A comparison of our forensic findings with those of KPMG on common issues remains outstanding.

5. Asset recovery strategies

We have worked closely with Lourens van Staden of Tabacks on this and he has filed a report on the recommended legal process re: asset recoveries going forward.

Yours faithfully

John Louw

Director

Exhibit 55

Private & Confidential

The Directors
Randgold & Exploration Company Ltd
28 Harrison Street
Johannesburg
2001

21 February 2006

Dear Sirs

Forensic Investigation: 6th interim progress report

1. Introduction

New evidence continues to surface confirming that RGE's assets were "looted" by the former directors, acting in concert with certain of the directors of JCI Limited, to fund their own lifestyles and to provide funding to the JCI Group, without receiving value.

The assets that actually existed and had value were systematically misappropriated and sold with the proceeds laundered through a complex web of special purpose vehicles. The laundering of the funds derived from the theft of RGE's assets was done to disguise the source of the criminal funds. The funds were then channelled into numerous different bank accounts to provide a safe haven and then used to obtain a financial return by using legitimate and illegitimate businesses, often by investing the laundered proceeds back into JCI group companies (e.g. CMMS Ltd) by way of loan account or by investing in personal businesses.

Securities fraud was another means of misappropriating funds with the issue and listing of new RGE shares. At least 16,8 million RGE shares were issued and listed on the JSE Securities Exchange and NASDAQ National Market, between July 2003 and October 2004, disguised as being for the acquisition of shares in BEE companies, the purchase of mining equipment and interests in diamond concessions. The new shares were then sold in the market and the proceeds of the crimes laundered through a series of special purpose vehicles with trading accounts at a certain registered stockbroker.

The securities fraud extended to misappropriating funds from the theft of RGE's investments in RRL and DRD listed equities and then lending the proceeds to Consolidated African Mines Ltd (CAM) to enable CAM (the predecessor to JCI Limited) to take out the minority shareholders of JCI Gold Ltd in terms of a Companies Act section 311 scheme of arrangement that became operative in July 2002. The lent funds were then repaid to the perpetrators of the theft, Investage 170 (Pty) Ltd and BNC Investments (Pty) Ltd, in a classic money laundering transaction, providing liquidity to them to then take up their rights in a CAM rights offer and then to subsequently deal in the now JCI listed shares.

The assets of RGE as at 31 December 2003 had essentially been (or were in the process of being) misappropriated and replaced by fictitious assets through a series of fraudulent transactions designed to conceal the thefts.

The listed companies share capital had also been inflated by the fraudulent issue and listing of new shares in flagrant contravention of the JSE Securities Exchange's listing rules, the Companies Act, 1973 and of the NASDAQ National Market's securities laws.

The assertions made by the directors and the assurances provided by the external auditors in the audited financial statements of RGE for the year ended 31 December 2003 were fraudulent. Similarly the assertions made by the directors in the reviewed preliminary announcement for the year ended 31 December 2004 are fraudulent.

The directors of RGE as at 31 December 2004 and 2003 were responsible for the advancement of share owner interest in the company, through the assumption of responsibility for "directing" the management of RGE's assets and property.

This report provides a high level summary of the issues that we have investigated and of our findings to date.

2. RRL shares

Based on our reconciliation of the so-called "missing" RRL shares we have formulated a base claim together with a computed loss (excluding interest) to ascertain a damages claim (excluding interest) against the recipients of the proceeds of the stolen shares.

As at 31 December 2005

Claim against	# of shares *(1)*	Base claim *(2)* R	Computed loss *(3)* R	Total claim *(4)* R
Investage (Pty) Ltd *(5)*	1 904 962 *(6)*	64 330 567	124 208 000	188 538 567
Alibiprops	2 898 000	209 753 104	113 084 096	322 837 200
CMMS	9 312 000	668 038 576	369 318 224	1 037 356 800
R.B. Kebble	150 000	9 425 400	7 284 600	16 710 000
Total	**14 264 962**	**951 547 647**	**613 894 920**	**1 565 442 567**

As at 31 January 2006

Claim against	# of shares *(1)*	Base claim *(2)* R	Computed loss *(3)* R	Total claim *(4)* R
Investage (Pty) Ltd *(5)*	1 904 962 *(6)*	64 330 567	142 091 115	206 421 682
Alibiprops	2 898 000	209 753 104	104 274 176	314 027 280
CMMS	9 312 000	668 038 576	341 009 744	1 009 048 320
R.B. Kebble	150 000	9 425 400	6 828 600	16 254 000
Total	**14 264 962**	**951 547 647**	**594 203 635**	**1 545 751 282**

Notes:

(1) *The number of shares is expressed on a post split bases*

(2) *The base claim represents the proceeds from the theft of RRL shares*

(3) *The computed loss represents the difference between the fair value of the RRL shares stolen as at 31 December 2005 (the financial year end of RGE) and at 31 January 2006 and the base claims*

(4) *The total claim being the sum of (2) and (3) above, excludes interest, and has been summarised by the recipient of the proceeds of the crime. Interest has still to be calculated on the base claim.*

(5) *Investage 170 (Pty) Ltd is a registered company, the directors of whom are Charles Cornwall and George Poole. The proceeds of 952 481 (1 904 962 post split) RRL shares stolen and sold were diverted to this company and together with a portion of the proceeds from the theft of 3 000 000 DRD shares, used to fund CAM's acquisition of the JCI Gold shares held by minorities in July 2002. BNC Investments (Pty) Ltd, a Kebble company, also funded CAM's acquisition of JCI Gold shares acting in concert with Investage 170 (Pty) Ltd out of the proceeds from the stolen DRD shares (refer* 5. *below)*

(6) *These shares represent the 952 481 RRL shares (pre-split) registered in the name of Durlacher Ltd nominees, 800 000 of which were sold by G.W. Poole through the New Heights 120 trading account at T-Sec. The proceeds from the theft of these shares was laundered through a Mallinicks Trust Account in Cape Town and then subsequently placed in an Investage (Pty) Ltd deposit account at Corpcapital Bank Ltd. We are still in the process of tracing the missing 152 481 RRL shares.*

The above damages claim does NOT take into account any of the RRL shares confirmed as being in the possession of Investec Bank (UK) Ltd (5 460 000 shares) and of Societe Generale, Johannesburg Branch (4 000 000 shares) as at 15 November 2005. We have also not been able to independently confirm whether Paul Main holds 900 000 RRL shares nor have we been informed as to whether the directors of RGE believe this to be a recoverable asset.

The 5 460 000 RRL shares scrip lent by JCI Ltd to Investec Bank (UK) Ltd could be deemed to constitute a claim by RGE against JCI. We need to be advised accordingly in this regard. We have also not been made aware of any of the details of the so

called Societe Generale, Johannesburg Branch "Structured finance" deal. To whom did the economic benefits of such a structure accrue, notwithstanding that RRL shares were held by Society Generale as collateral? If the economic benefits did not accrue to the RGE Group, then RGE would have a claim for the RRL shares "pledged" to Societe Generale.

3. Phikoloso/Viking Pony Transaction

The section 417 enquiry into the affairs of Viking Pony Properties 359 (Pty) Ltd commenced on 10 February 2006. George Poole confessed to forging the Tradek brokers notes relating to the fictitious purchase of 7 300 000 Afrikander Lease shares, the 315 000 Harmony shares and the 235 000 Angloplat shares. The FSB also confirmed that no such trades as reflected on the brokers notes actually took place on the JSE. George Poole stated that Hennie Buitendag and John Stratton had instructed him to forge the said brokers notes that were ultimately used to inflate Viking Pony's net assets.

It was clear from the testimony given to date in the enquiry that the directors of Phikoloso were simply concerned with the allocation of their individual BEE consortiums' share allocation in Phikoloso and had no concept of their duties as directors, as vendors of Viking Pony (with its completely fabricated balance sheet) or that they were party to a fraudulent "BEE" transaction involving the new issue and listing of 8 800 000 listed shares in RGE.

4. The "JCI Group Angolan Operations"

In a report styled "JCI Group Angola Operations" prepared by Shaun Bryans, and addressed to Peter Gray and Chris Lamprecht dated August 2005, it is noted that RGE has the following diamond interests in Angola:

"Randgold & Exploration ("Randgold") has the following diamond interests in Angola:

Angolan project	Acquisition price (2004) R'm	# of RGE shares issued	Date of share issue *(1)*	Investment-to-date (August 2005) R'm	Total investment R'm	Comment
Luembe Mining (Pty) Ltd/Projecto Cassanguidi	56,7	2 268 000	7/4/04	32	88,7	Effective holding 45,5%
Projecto Luxinge	24,4	1 319 000	23/6/04	4,6	29	Effective holding 24%
Projecto Somba Sul	25,4	1 373 000	23/6/04	nil	25,4	Effective holding: 20%
Sub-total	**106,50**	**4 960 000**		**36,6**	**143,10**	
Projecto Dando Cuanza	27,6	1 492 000	23/6/04	3,9	31,5	Effective holding 20%
Total	**134,1**	**6 452 000**		**40,5**	**174,6**	

Note (1) – This column has been inserted by UMBONO FAS.

Notes:

- The interests in these projects were acquired from empowerment companies which we are associated with (Dando Kwanza – Masupatsela, Luxinge-Koketso, Somba Sul-MDG) or from the vendors (Luembe Mining – Cassanguidi) through the issue of Randgold shares.

- Investment-to-date represents actual funding utilized on the Angolan projects. In the case of Luembe Mining (Pty) Ltd/Projecto Cassanguidi the bulk of the R32 million invested in the project was the purchase of earthmoving equipment and diamond processing plant (start-up costs)

- JCI Limited ("JCI") holds a further 22% of Projecto Luxinge and CMMS Limited holds a further 20% of Projecto Dando Cuanza. These companies were involved in the original joint venture negotiations and therefore

2558

acquired their interest at no cost. They do, however, have a project funding obligation in terms of these Exploration or Mining Contracts.

- Projecto Somba Sul has been fully impaired in the books of Randgold. Luembe Mining/Cassanguidi has been impaired to a value of R83 million."

The 4 960 000 RGE shares issued between 7 April 2004 and 23 June 2004 as per the above table (refer sub total) were placed in a Lunda Sul Holdings (Pty) Ltd trading account (number 915983 at T-Sec) in 2004 as follows:

# of shares	Registered shareholder
2 268 000	T-Sec nominees
1 319 000	Koketso
1 373 000	Quantum African Mining
4 960 000	

A further 200 000 RGE shares were transferred into the Lunda Sul trading account from Trans Benguela Logistics' trading account and a total of 5 160 000 were sold during 2004 for a total of R86 158 366. Net sales of other listed equities in this trading account resulted in a further R542 002 being credited to this account, totalling R91 546 293. Of this a net amount of R14 575 313 was transferred to the Alibiprops trading account with the balance, after earning interest of R84 945, being transferred to the following bank accounts:

Cash payments made in 2004					
Bank accounts					
R.B. Kebble	**Tuscan Mood**	**JCI Resources**	**Gullivers Travel**	**National Airways**	**Total**
Standard bank	Standard bank	FNB	Standard Bank	FNB	
Account # 000035386	Account # 020581548	Account # 62053193331	Account # 022686010	Account # 51111664970	
Branch # 000205	Branch # 012342	Branch # 250205	Branch # 019205	Branch # 255005	
R30 810 000	**R22 800 000**	**R4 200 000**	**R8 000 000**	**R6 400 000**	**R72 210 000**

This issue and listing of 4 960 000 RGE shares, ostensibly to purchase equity stakes in BEE companies, was fraudulent with the shares being stolen, sold through T-Sec and the proceeds channelled to the bank accounts listed above. These shares issues are a contravention of the JSE listing rules and NASDAQ National Market securities laws.

A further 1 492 000 RGE shares were issued and listed in respect of the Projecto Dando Cuanza/Matsupatsela BEE deal. We understand these shares were placed in a CMMS trading account at T-Sec and sold in a similar modus operandi to that of the RGE shares placed in the Lunda Sul trading account at T-Sec. We have not been given access to the CMMS trading account by T-Sec and presumably this fraud has been identified and reported on by KPMG.

Equitant Trading (Pty) Ltd, having sold 2 270 000 RGE shares and purchased 56 000 000 JCI shares through its trading account at T-Sec, then transferred R19 938 748 to the Itsuseng Strategic Investments trading account at T-Sec. Itsuseng then used these funds, derived partially from the fraudulent issue of 8 800 000 RGE shares to Equitant Trading to acquire Viking Pony, to purchase *inter alia* 9 013 410 Barnato Exploration shares.

These Barnato Exploration shares were subsequently converted into 9 013 410 JCI shares and 9 013 410 JCI Debentures. On 16 January 2006 the JCI Debentures were redeemed and Andile Nkuhlu instructed T-Sec, in a fax to Leonard Steenkamp dated 13 December 2005, to redeem Itsuseng's JCI debentures and pay the proceeds into a legal trust account. On 18 January 2006 R11 266 762.50 was duly transferred by T-Sec into the nominated lawyers' trust account, despite Leonard Steenkamp and Martin van Zyl of T-sec knowing or who ought reasonably to have known that Itsuseng's assets (property) in their T-Sec trading account was or formed part of the proceeds of unlawful activities. Under these circumstances T-Sec should not have engaged in any arrangement or transaction with anyone in connection with Itsuseng's assets (property).

Both Equitant Trading and Itsuseng Strategic Investments have share balances and cash balances in their trading accounts as of today's date and accordingly the legal

team, in the interest of recovering assets, is preparing an interdict to freeze these assets, including the R11,3 million in a lawyer's trust account.

These assets are made up as follows:

Balances as at 13 January 2006:

Trading account	Shares	Share type	Cash balances R	Cash in Bank R
Equitant trading	56 000 000	JCD	886 770.21	0
Itsuseng Strategic Investments	25 870 589 307 961 936	JCD LYONS	3 003 070.83	11 266 762.50 *(1)*

(1) This money, the JCI Debenture redemption proceeds, could have flowed out of the legal trust account by now.

5. The misappropriation of funds through the channel of Investage 170 (Pty) Ltd and BNC Investments (Pty) Ltd

Commencing 8 February 2002 till 25 February 2002, 3 000 000 Durban Roodepoort Deep Limited (DRD) shares belonging to Randgold & Exploration Ltd (RGE) were sold through a "myriad" of trading accounts held at Tlotlisa Securities (Pty) Ltd (T-Sec) and Rice Rinaldi Securities (Pty) Ltd. The proceeds of these shares were laundered through a "myriad" of bank accounts (inter alia – R.A.R. Kebble's – ABSA Private bank account; New Heights 120 (Pty) Ltd's – Current account held at Standard Bank Alberton, Brait Merchant Bank Limited's – term deposit account, Frankel Consulting's - Nedbank account) and ultimately found their way into two Corpcapital Bank Limited term deposit accounts in the name of BNC Investments (Pty) Ltd (BNC) and Investage 170 (Pty) Ltd (Investage).

On 18 February 2002 R27 986 984 of the above proceeds were transferred to a Frankel Consulting Nedbank account (number 1426000170). On 27 March 2002, Mr. S. Frankel of Frankel Consulting was instructed by Mr. R.A.R. Kebble to pay

R10 million of the above deposit into the Consolidated African Mines Limited (CAM) Standard bank account, held at the Johannesburg Branch (account number 000127000). CAM was apparently in the process of selling 10217320 Rand Leases Properties linked units through SASFIN Frankel Pollak, and would give instructions to SASFIN Frankel Pollak to pay the proceeds of this sale to Frankel Consulting.

On 8 April 2002, Mr. S. Frankel of Frankel Consulting was instructed by R.A.R. Kebble to pay R15 million of the above deposit into the JCI Gold Limited (Gold) Standard Bank account, held at the Johannesburg Branch (account number 000 091 510). Gold was apparently in the process of selling 500 000 Western Areas Limited shares through SASFIN Frankel Pollak, and would give instructions to SASFIN Frankel Pollak to pay the proceeds of this sale to Frankel Consulting.

On or about 15 April 2002, Frankel Consulting made payment of the sum of R27 986 354.63 to Societe Generale Johannesburg Branch (SG) in part settlement of a debt which R.B. Kebble and his company BNC had incurred on 23 May 1997. This debt arose as a result of a breach in terms of a cumulative redeemable preference share scheme which had been entered into between BNC and SG in an amount of R125 000 000 subscribed for on 26 May 1997 and redeemable on 30 May 2001.

In addition to the DRD shares sold, 952 481 Randgold Resources Limited (RRL) shares were sold – 800 000 of these shares were sold through the New Heights 120 (Pty) Ltd trading account at T-Sec and derived proceeds of R54 115 088 – the proceeds were then deposited into a Corpcapital Bank Limited term deposit account in the name of Investage. The above proceeds of the 3 million DRD and 952 481 RRL shares realised approximately R155 000 000.

On 15 July 2002 an amount of R155 000 000 was transferred to the JCI Gold scheme account held at First National Bank, Carlton Centre, account number: 6203 6044 494 in terms of loan agreements entered into by Investage and BNC to be used by Consolidated African Mines Limited (CAM) to distribute to scheme participants the cash component in terms of the JCI Gold Limited section 311 scheme of arrangement proposed by CAM. These loan agreements were entered into by Investage and BNC whereby they lent R70 million and R85 million respectively to CAM.

In order for CAM to redeem *inter alia* the above loans from Investage and BNC of R70 million and R85 million, CAM effected a rights offer, the proceeds of the rights offer was to be used by CAM to settle the above loans by way of cash or CAM shares.

As a result of the above transactions, Investage and BNC each received approximately 155,4 million and 188,8 million CAM shares – being 1 share at 45 cents for every R1 lent. The redemption proceeds of the above loans were used by Investage and BNC to take up their rights in CAM.

With effect from 30/12/2002, Investage commenced selling the CAM shares (which had now become JCI shares) and by 30/01/2003, Investage had sold 75,2 million of the 155 million JCI shares. On 15/7/2003 a further 40,2 million JCI shares were sold by Investage, leaving behind a balance of 40 000 000 JCI shares.

The above fraud resulted in Mr. C.H.D. Cornwall and Mr. R.B. Kebble acting in concert with each other personally benefiting from the proceeds of approximately 344,2 million JCI shares.

6. The Afrikaner Lease Limited (Aflease) Share Swop

On 4 October 2004, RGE issued and listed 9 400 000 ordinary shares and in terms of an agreement with Aflease swapped these shares for 94 000 000 new ordinary shares of Aflease. This share swop was linked to R 50 000 000 Randgold convertible loan facility granted at the same time.

The 94 000 000 Aflease shares were placed in CMMS's T-Sec trading account in October 2004. By 31 March 2005 all 94 000 000 Aflease shares had been disposed of. According to a SA Stockbrokers Statement of account dated December 2004, 807 714 of these Aflease shares had been sold, on the instruction of GW Poole, with the proceeds credited to a "Lunda Sul Holdings (Pty) Ltd" bank account. We do not believe such a bank account exists. 3 791 900 Aflease shares were sold for R6 971 499 through T-Sec in the Alibiprops 13 trading account. 8 000 000 Aflease

shares were placed with Investec "in terms of an option agreement". The balance of the shares (excluding 1 000 000 shares) appear to have been sold by CMMS (for and on behalf of First Wesgold), the trading account of which has not been made available to us. In the absence of detailed information we can only assert a claim by RGE against CMMS and Alibiprops 13.

Nexus Securities (Pty) Ltd confirmed that it received a total of 1 000 000 Aflease shares in settlement of a corporate raising fee for the conclusion and negotiation of the Aflease/Randgold deal.

7. The way forward

As discussed with the chief executive, Mr Peter Gray, we make the following observations based on the findings of our investigations to date:

- RGE has been systematically "looted" of its asset base through the fraudulent conduct of certain of its former directors;
- RGE has falsified its issued share capital base, diluting share owner interests;
- RGE has submitted false SEC filings, contravened JSE Listing and Nasdaq National Market rules; and
- RGE has no meaningful economic resources that can be used to carry out its economic activities. Its depleted asset base cannot provide any future economic benefits that eventually will result in net cash inflows.

RGE has been fatally wounded by the fraudulent conduct of certain of its directors. In our opinion it has little prospect of recovering significant monies from claims it will have against those individuals and corporate entities that have stolen its assets and any such recoveries will be depleted by the legal costs in asserting such claims.

RGE should propose scheme of arrangements in terms of Section 311 of the Companies Act between itself, its members and its creditors, whereby its remaining

tangible assets should be identified, measured and transferred to a Newco. Arrangements under Section 311 are of the widest character with the only limitations being that the scheme cannot authorise something contrary to the general law or wholly ultra vires the company. There are many variations of Section 311 schemes which can be considered and then proposed. This report does not attempt to deal with these, but rather to suggest a way forward in broad terms.

Similarly, JCI Limited, including its subsidiary CMMS Ltd, should follow a similar procedure with the transfer of its tangible assets to Newco. The Scheme should address the capitalisation of Newco including the ratio of shares to be issued to the former shareholder's of RGE and JCI. The ratio calculation would need to take into account the realistic claims each of the respective set of shareholders would have had against each other. This simplified mechanism would obviate the circumstance which may arise where the claims of the one company may result in the factual insolvency of the other which in turn could result in the factual insolvency of the claimant itself. If the sets shareholders are to salvage anything out of this corporate pillage, then in conjunction with the creditors of the three companies, the shareholders and creditors should approve and propose a workable scheme.

Yours faithfully

John Louw
Director

Exhibit 56

Exhibit 57

TRADOUW ONDERNEMINGS BK

Reg nr: CK 2006/218723/23
BTW nr: 4650234307

Blenheimweg 6
Die Boord
STELLENBOSCH
7600
Tel/Faks: 021-886 6104

THE DIRECTORS
RP PEARCEY
10 BENMORE ROAD
MORNINGSIDE
SANDTON
2146

27 NOVEMBER 2008

Dear Sirs,

RANDGOLD AND EXPLORATION COMPANY LIMITED ("R&E") - CIRCULAR

1. I refer to the report prepared by me on 23 May 2008, at the request of the board of JCI Limited in regard to the valuation, and any update thereto (prepared on 17 October 2008), of the Boschendal investment held by JCI Limited (a copy of which is Annexure [18] to the Circular to R&E's shareholders which is likely to be issued on or about 28 November 2008) ("my report").

2. I confirm that Annexure [18] is a true copy of my report.

3. I hereby consent to Annexure [18] being included in the Circular and to my name appearing in the Circular in the manner and context in which it appears.

4. I confirm further that this consent shall not be withdrawn prior to the date of publication and issue of the Circular.

Yours faithfully

Prof TE Kleynhans

TRADOUW ONDERNEMINGS BK

Reg nr: CK 2006/218723/23
BTW nr: 4650234307

Blenheimweg 6
Die Boord
STELLENBOSCH
7600

Tel/Faks: 021-886 6104

Mr Les Maxwell
Chief Financial Officer
JCI Ltd
PO Box 11165
JOHANNESBURG
2000

23 May 2008

Sir

UPDATE OF MARKET VALUATION: BOSCHENDAL LTD: FARM 1674/1,2,5,8,9,10,12 PAARL DIVISION AND RESIDUAL PROPERTIES OF BOSCHENDAL LTD: FARM 1647/1 AND FARM 1674/3,4,6,7,11,13 PAARL DIVISION PLUS 153/1,2,4,5,6,7,9,10,11,12,13 STELLENBOSCH DIVISION

1. Your instruction refers.

2. Attached please find the valuation report as well as my invoice in this matter.

3. Thank you for the instruction. I trust the report meets your requirements.

Yours faithfully

Prof TE Kleynhans

Cell 082 820 8349
E-mail: tek1@sun.ac.za

VALUATION REPORT

BOSCHENDAL LTD

FARM 1674/1, 2, 5, 8, 9, 10, 12
PAARL DIVISION

AND

RESIDUAL PROPERTIES OF BOSCHENDAL LTD

FARM 1647/1 AND FARM 1674/3, 4, 6, 7, 11, 13
PAARL DIVISION
AND
153/1, 2, 4, 5, 6, 7, 9, 10, 11, 12, 13
STELLENBOSCH DIVISION

INDEX

LIST OF TABLES

VALUATION REPORT

BOSCHENDAL LTD

FARM 1674/1, 2, 5, 8, 9, 10, 12
PAARL DIVISION

AND

RESIDUAL PROPERTIES OF BOSCHENDAL LTD

FARM 1647/1 AND FARM 1674/3, 4, 6, 7, 11, 13
PAARL DIVISION
AND
153/1, 2, 4, 5, 6, 7, 9, 10, 11, 12, 13
STELLENBOSCH DIVISION

1. INSTRUCTION

I have been instructed by Mr Les Maxwell, Chief Financial Officer of JCI Ltd, to determine the market value of the above-mentioned properties. This valuation updates the previous valuation with 1 March 2007 as the effective date of valuation.

Market value is defined as the estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm's-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently, and without compulsion.

2. INTRODUCTION

The subject properties are two aggregates of various portions of the former Boschendal Estate of the Paarl and Stellenbosch Divisions, situated between Stellenbosch and Franschhoek.

The comparable sales method of valuation is most favoured for farm valuations and is applied in this case.

The aim of this valuation is to determine a realistic sales value.

3. EFFECTIVE DATE OF VALUATION

The market value of the subject properties was determined as at 30 April 2008.

4. DATE OF INSPECTION

The property was inspected on 20 May 2008.

5. REGISTERED OWNERS

The registered owner of Farm 1674/1, 2, 4, 8, 9, 10, 12 Paarl Division is BOSCHENDAL LTD (hereafter referred to as Boschendal Ltd).

Deeds of transfer: T17501/2004

and

The registered owner of Farm 1647/1 and Farm 1674/3, 4, 6, 11, 13, 17 Paarl Division and Farm 153/1, 2, 4, 5, 6, 7, 9, 10, 11, 12, 13 Stellenbosch Division, called the Residual Properties of Boschendal Ltd is AMFARMS REALISATION CO LTD.

Deeds of Transfer: T17499/2004

6. DESCRIPTION AND SIZE OF THE PROPERTY

Table 1 below shows the various portions of Boschendal Ltd and Table 2 shows the portions of Residual Properties of Boschendal Ltd. There was no change since the previous valuation.

TABLE 1: PORTIONS OF BOSCHENDAL LTD

FARM NO	1674/10	1674/12	1674/1	1674/2	1674/5	1674/8	1674/9
DIVISION	PAARL RD	PAARL RD	PAARL RD	PAARL RD	PAARL RD	PAARL RD	PAARL RD
NAME	BOSCHENDAL	LE RHONE[1]	SIMONSBERG NATURE RESERVE	MOUNTAIN VINEYARDS	NIEUWEDORP	GOEDE HOOP	DROËBAAN
TOTAL EXTENT[2] (HA)	106.6539	174.3148[2]	164.0427[3]	166.4995	123.2548	50.2598	80.1969
WATER ALLOCATION	350 000 m^3	131 000 m^3		324 000 m^3	286 000 m^3	100 000 m^3	190 000 m^3
ARABLE LAND							
Vineyards							
Extent (ha)	6 (Medium-low)	8 (Medium-low)		57 (High to medium)	44 (High to medium)		9 (Medium)
Orchards							
Extent (ha)	27 (Medium-low)	8 (Medium-low)		-	9 (High to medium)		13 (Medium)
Fallow							
Extent (ha)	20 (Medium-low)	9.3138 (Medium-low)	-	16 (High)	7 (High to medium)	35 (Medium)	14 (Medium)
NON-ARABLE LAND (Veld and river)							
Extent (ha)	14.6539	-	164.0427	16.4995	25.2548	10.2598	18.1969
LAND UNDER INFRASTRUCTURE							
Extent (ha)	39	149 Includes effluent irrigation on land of 45 ha used as grazing		77	38	5	26
BUILDINGS							
Type	Main Cape Dutch homestead Management houses x 4 Worker houses[3] x 33	Cape Dutch homestead Other heritage buildings	None	Management houses x 2	Management houses Worker houses[3] Heritage buildings	Management houses x 2 Worker houses[3] x 8 Heritage buildings: Homestead, Wine cellar, Old slave quarters, Stables, Slave bell	Worker houses[3] x 29
RESTRICTIONS	-	2 road servitudes	Probably only one house; no more residential development allowed.	-	-	Walking path servitude	

Notes:

1. Le Rhone: To avoid institutional obstacles preventing the transfer of the winery to Douglas Green Bellingham (DGB), the whole of Le Rhone was sold to DGB with a mortgage over 188 ha, with an agreement to buy 184 ha back for R1.
2. 188.3148 ha minus 10 ha promised to local community minus 4 ha with winery = 174.3148 ha
3. 200.0427 ha minus 36 ha promised to local community =164.0427 ha
4. Goedo Hoop: G. Johnson needs to be refunded for a house worth R4.5 million if Goede Hoop be sold.

TABLE 2: PORTIONS OF RESIDUAL PROPERTIES OF BOSCHENDAL LTD

FARM NO	1674/7	1674/6	1674/4	1674/3	1674/11	1647/1[1]	1674/13	153/1,2,4,5,6,7,9,10,11,12,13
DIVISION	PAARL RD	PAARL RD	PAARL RD	PAARL RD	PAARL RD	PAARL RD	PAARL RD	STELLENBOSCH RD
NAME	CHAMPAGNE	RHODES' COTTAGE	EXCELSIOR	RACHELS-FONTEIN	THEMBA-LETHU	YORK VLAAGTE	ECO PRECINCT	OLD BETHLEHEM
TOTAL EXTENT (HA)	106.6670	42.4407	165.2636	115.9123	76.0665	49.5372	341.9417 Minus 28.7 ha promised to local community = 313.2417	428.9973 Minus 65.8 ha promised to local community = 363.1973
WATER ALLOCATION	400 000 m³	160 000 m³	570 000 m³	400 000 m³	150 000 m³		-	570 000 m³
ARABLE LAND								
Vineyards								
Extent (ha)	53 (Medium)	11 (Medium to high)	44 (Medium)	33 (High to medium)	-	-	-	-
Orchards								
Extent (ha)	19 (Medium to low)	5 (Medium to low)	14 (Medium to Low)	-		10 (Medium to low)	-	15 (Medium to low)
Fallow								
Extent (ha)	4 (Medium to low)	13 (Medium)	67 (Medium)	61 (High to medium)	5 [illegible]	27 (Medium to low)	-	81 (Medium to low)
NON-ARABLE LAND (Veld and river)								
Extent (ha)	5	8.4407	25.2636	-	46.0665	-	313.2417	247.1973
LAND UNDER INFRASTRUCTURE								
Extent (ha)	25.6670	5	15	21.9123	25	12.5372		20
BUILDINGS								
Type	Cape Dutch homestead; Senior management houses x 5; Middle management houses x 3; Worker houses[1] x 16	Heritage buildings: Rhodes homestead		Management houses x 2 Worker houses[1] x 35	Management houses x 2; Worker houses[1] x 16; Thembalethu complex[1] x 27	None	None	Worker houses[1] x 10 Heritage buildings: Cape Dutch homestead
RESTRICTIONS	Road servitude	2 road servitudes	Road servitude		Road servitude		ESCOM power line servitude	Road servitudes; ESCOM power line servitude

Notes:

1. Attention: York Vlaagte is Portion 1 of Farm 1647 (not 1674).

7. SERVITUDES/RESTRICTIONS

Road and electricity power line servitudes are indicated in Tables 1 and 2. These incumbrances may have a negative impact on the value perception of a typical buyer of the subject property.

8. ZONING

The property is zoned as Agriculture 1.

9. SERVICES

The subject area is serviced with tarred and gravel roads. Electricity is supplied directly by ESKOM and via the Drakenstein Municipality.

Water for domestic purposes is obtained from the Wemmershoek line via the Drakenstein Municipality.

No municipal sewerage services are supplied.

10. SITUATION AND SUBJECT AREA

The discussion of the external factors shaping land-use patterns in the traditional wine producing areas is not repeated in this report, although they are still relevant.

The current downswing in general in the property market needs to be mentioned. Farm land prices stagnated the past year, specifically of larger farms in Stellenbosch. The waiting period to find a willing seller increased. Prices of small lifestyle properties, especially in Franschhoek, were apparently not affected, as the buyers are normally not dependent on the income from the properties and are less sensitive for interest rate changes.

Boschendal Ltd won the appeal with regard to SAHRA's veto of the subdivision of the subject property. While progress has been made towards subdivision, final permission is needed. For valuation purposes Boschendal Ltd is still treated as one whole property and the Residual Properties of Boschendal Ltd as another independent subject property.

11. GENERAL

11.1 Information relating to the subject property has been supplied by Mr Clive Venning, CEO of Boschendal Ltd, and is accepted as being correct.

11.2 The property was valued on 30 April 2008.

11.3 This valuation is in respect of the fixed property only and excludes VAT.

11.4 This report may not be used for any purpose other than that for which it has been compiled. It may not be made available to any other party without the written consent of the author.

11.5 Although careful consideration has been given to the correctness of the information contained in this report, it is not guaranteed.

11.6 I did not inspect the woodwork or other parts of building structures which are covered, unexposed or inaccessible, and I am therefore unable to report whether such parts of the property are free of rot, beetle or other defects.

12. DESCRIPTION OF THE SUBJECT PROPERTY

Tables 1 and 2 describe briefly the extent of planted and non-planted arable land, non-arable land, water allocations, dams and building infrastructure. More detail on the buildings can be obtained from the previous valuation reports by Mr Danie Hofmeyr. The following general characteristics are derived from the inventories in Tables 1 and 2:

- Land
  - Extent: Most of the portions are relatively large compared to other properties in the subject area, which makes it more difficult to find comparable properties for valuation purposes. Sales prices per hectare of the generally small-transaction properties provide less reliable value guidelines, due to the effect of 'plattage', a valuation term that refers to the inverse relationship between extent and price per hectare.
  - Quality: The soils are generally of medium to low quality. The better soils are mostly to be found on the sides of the subject properties at higher altitudes.
  - Land-use categories: Perennial crops: Land use is categorised in terms of land under vineyards, and fruit orchards. A finer distinction in terms of broad land-quality classes is given mainly to provide a broad idea of the general land quality of the two subject properties.
- Water
  - Availability: The total amount of water for irrigation is sufficient for the total amount of arable land.
  - Distribution: The storage capacity in terms of dams is concentrated on some portions. The existing pipeline network used to distribute water from the dams to the arable land, spread over most of the portions purposes, consists mainly of old asbestos pipes, the lifespan of which is long overdue and needs urgent replacement at high cost (estimated at R20 million) to allow efficient irrigation of any crop. Access to the water from the dams and replacement and maintenance of the water distribution network implies a significant interdependence among the various portions. While efficient access to water from the dams can to a large extent be ruled by servitudes, sharing of the capital and running costs of distributing the water will favour selling the two subject properties as aggregates, as opposed to selling the portions of the subject properties as individual farms.
- Road infrastructure: Various road servitudes are registered to allow the different portions access to the main road. Selling the portions individually will entail incurring additional costs to ensure access to the main road for Nieuwedorp, Drošbaan, Mountain Vineyard, Excelsior and Rachelsfontein.

- Buildings: Farming activities on the two subject properties are adequately supported by the existing residential and non-residential building infrastructure.

13. VALUATION OF SUBJECT PROPERTIES: COMPARABLE SALES METHOD

A market research of comparable farm sales has been carried out in the wider subject area. The transaction properties have been identified and analysed, and can serve as a basis for valuation. See Table 3 for a description of the transaction properties in the Stellenbosch District and comparisons with the subject properties. See Table 4 for a description of transaction properties in the Franschhoek District and comparisons with the subject properties.

TABLE 3: SUMMARY OF COMPARABLE SALES TRANSACTIONS FOR STELLENBOSCH

Transaction number	1	2	3	4
Farm number	1018 Div Stellenbosch	74/19 Div Stellenbosch	262/6,8 Div Stellenbosch	1471/4 Div Stellenbosch
Farm name	Sugarbird manor (Protea Heights)	Protea Heights	LOlivier	Overgaauw
Location	Devonvalley Rd	Devonvalley Rd	Vlottenburg	Stellenbosch Kloof Road
Date of sale	April 2008	November 2007	August 2007	27/08/2007
Buyer	Unknown	Mrs McFarlane	Niel Keen	
Seller	WWF SA	WWF SA	Peter Bacon	Dawid van Velden
Extent (ha)	21.6417	10.6689	71.465 ha	14.8056
Land use	18 ha proteas	10 ha proteas	20 ha vineyards 15 ha olives (All dryland) Rest is non-arable fynbos veld	7.25 ha vineyards Big dam
General condition of plantings	Good	Good	Good	Good
Water	Sufficient	Sufficient	Insufficient, 4 fountains	Sufficient
Buildings	1 Manor house 1 Manager house 5 labourer cottages, Packing shed	None	1 house 3 cottages 2 labourer cottages	None
General condition of buildings	Good	n/a	Good	n/a
Price	R14 150 000	R6 800 000	R22 800 000 minus R2 000 000 for movable assets = R20 800 000	R5 000 000
Conditions at time of sale	No pressure on seller to sell	No pressure on seller to sell	No pressure on seller to sell	No pressure on seller to sell
Price per land-use category	Land planted with proteas: R776 000/ha Land under infrastructure: R50 000/ha	Land planted with proteas: R680 000/ha	Land planted with vineyards, olives: R544 000/ha Fynbos veld: R50 000 Infrastructure: R50 000/ha	Land planted with vineyards, olives: R638 000/ha Infrastructure: R50 000/ha
Price per hectare	R655 830	R680 000		R337 838
Comparability with subject property	Date of sale: Less than 1 month before effective date of valuation Address and image: Aesthetically TP offers more, but does not have the 'historical character of SP. Total extent: Much smaller than SP – SP should have a lower value per hectare.	Date of sale: 5 months before effective date of valuation Address and image: Aesthetically TP offers more, but does not have the historical character of SP. TP has no buildings Total extent: Much smaller than SP – SP should have a lower value per hectare.	Date of sale: 8 months before effective date of valuation Address and image: Aesthetically TP offers more, has historical character, but not as much as SP. Total extent: Much smaller than SP – SP should have a lower value per hectare.	Date of sale: 8 months before effective date of valuation Address and image: Aesthetically TP offers more, has historical character, but not as much as SP. Total extent: Much smaller than SP – SP should have a lower value per hectare.

Note: TP = Transaction Property, SP = Subject Properties = Boschendal Ltd and Residual Properties of Boschendal Ltd

TABLE 4: SUMMARY OF COMPARABLE SALES TRANSACTIONS FOR FRANSCHHOEK

Transaction number	1
Farm number	1170/8
Farm name	Normandy
Location	In Franschhoek
Date of sale	07/09/2007
Buyer	Nesfe Farms Pty Ltd
Seller	Normandy Wines Pty Ltd
Extent (ha)	46.6768 ha
Land use	17 ha vineyards Remainder is mountain veld
General condition of plantings	Good
Water	Sufficient
Buildings	Big main house Cottage
General condition of buildings	Good
Price	R28 000 000 minus R1 000 000 movable assets = R27 000 000
Conditions at time of sale	No pressure on seller
Price per land-use category	R1 500 000/ha planted land R50 000/ha mountain veld
Price per hectare	R578 500
Comparability with subject property	Date of sale: Seven months ago Address & image: Comparable Total extent: Much smaller than SP – therefore not comparable; typical lifestyle property

Note: TP = Transaction Property
SP = Subject Properties = Boschendal Ltd and Residual Properties of Boschendal Ltd

14. CONCLUSIONS: COMPARABLE SALES

The analysis of the transactions provides some value guidelines that will be applied to the two subject properties.

14.1 THE INFLUENCE OF LOCATION

With regard to larger properties, transactions analysed for the previous valuation showed that the larger farms in the Franschhoek area were sold at lower prices per hectare than the larger Stellenbosch farms. The much higher price per hectare paid for the Franschhoek farm Normandy (1170/8) than for any Stellenbosch farm since the previous valuation must not be regarded as representative of the value of larger Franschhoek farms. Normandy lies partly in town and its "address" carries the highest status in the Franschhoek district. The next door farm owner bought this portion and was willing to pay a major premium. Despite its larger size, it is still regarded as an outstanding lifestyle project. It does not provide a reliable value guideline for Boschendal.

14.2 THE INFLUENCE OF FARM SIZE

Small, lifestyle properties sold in Franschhoek and Stellenbosch since the previous valuation were ignored, as they are not comparable with the subject property and their per hectare price will provide inappropriate value guidelines.

Transactions 1, 2 and 4 are all small farms, but used for intensive production, in contrast with typical smaller lifestyle properties. Transactions 1 and 2 are both portions of Protea Heights where proteas are produced for export. Linked to the properties were plant breeder rights of novel protea cultivars developed on the property. Transaction 1 has a recently renovated luxurious manor house, a manager's house and the protea packing shed with cold storage facilities. Transaction 1 and 2 properties were sold respectively for R776 000 and R680 000 per hectare. Transaction 4 is a portion of Overgaauw with a big dam and vineyards. The water rights were retained by the seller. Transaction 4 was sold for R638 000 per hectare. All three properties are aesthetically very attractive, but lack the historical character of Boschendal. The overriding consideration here is the significantly smaller extent of all three properties, giving rise to relatively high prices per hectare.

Transaction 3 is much larger than 1, 2 and 6 and was sold for R544 000 per planted hectare. LÓlivier is aesthetically attractive. It is believed that this transaction provides a more reliable guideline of current farm land prices of larger farms in Stellenbosch.

In conclusion, the update of the previous valuation takes place amidst a stabilization of farm prices after rising rapidly for some years. Interviews with a number of estate agents in Franschhoek and Stellenbosch reveal that farm land prices stabilized the past year. Prices did not really decrease – it more a matter of waiting longer to find a willing buyer. Prices of small farms and smallholdings bought for lifestyle purposes were less affected than larger farms. The number of transactions of larger farms in Franschhoek and Stellenbosch the past year is so limited that no clear trend can be derived. A limited number of sales, mostly of smaller farms, took place since the last valuation. The effect of "plattage" suggests that these relative high values per hectare are too high to provide an appropriate value guideline for Boschendal. Their prices per planted hectare were all higher than R600 000. The larger L'Olivier obtained a price of R544 000 per planted hectare. If a premium is added for the outstanding historical character of Boschendal, a value guideline of R600 000 per planted hectare is obtained. This is nominally the same as the value guideline for the previous valuation. The nominal value of

R50 000 per hectare of non-arable land and land occupied by infrastructure also remains the same.

Table 5 shows the application of value guidelines derived from the comparable transactions to the subject properties.

TABLE 5: APPLICATION OF VALUE GUIDELINES TO THE SUBJECT PROPERTIES

BOSCHENDAL LTD	1674/10 BOSCHENDAL	1674/12 LE RHONE	1674/1 SIMONS-BERG NATURE RESERVE	1674/2 MOUNTAIN VINEYARDS	1674/5 NIEUWE-DORP	1674/8 GOEDE-HOOP	1674/9 DROEBAAN		
TOTAL AREA PLANTED (Ha)	33	16		57	43		22		
PRICE/HA (R/Ha)	600000	600000	600000	600000	600000	600000	600000		
SUBTOTAL FOR LAND USE ('R)	19800000	9600000	0	34200000	25800000	0	13200000		
TOTAL AREA FALLOW (Ha)	20	9.3138		16	7	35	14		
PRICE/HA (R/Ha)	265000	265000	265000	265000	265000	265000	265000		
SUBTOTAL FOR LAND USE ('R)	5300000	2468157	0	4240000	1855000	9275000	3710000		
TOTAL AREA NON-ARABLE/VELD/									
INFRASTRUCTURE (Ha)	53.6539		164.0427	93.4995	63.2548	15.2598	44.1969		
PRICE/HA (R/Ha)	50000	50000	50000	50000	50000	50000	50000		
SUBTOTAL FOR LAND USE ('R)	2682695	0	8202135	4674975	3162740	762990	2209845		
TOTAL ("R)	27782695	12068157	8202135	43114975	30817740	10037990	19119845		151143537

RESIDUAL PROPERTIES OF BOSCHENDAL LTD	1674/7 CHAMPAGNE	1674/6 RHODES' COTTAGE	1674/4 EXCELSIOR	1674/3 RACHELS-FONTEIN	1674/11 THEMBA-LETHU	1647/1 YORK VLAAGTE	1674/13 ECO PRECINCT	153/1,2,4,5,6,7,9, 10,11,12,13 OLD BETHLEHEM	
TOTAL AREA PLANTED (Ha)	72	16	58	33		10		15	
PRICE/HA (R/Ha)	600000	600000	600000	600000	600000	600000	600000	600000	
SUBTOTAL FOR LAND USE ('R)	43200000	9600000	34800000	19800000	0	6000000	0	9000000	
TOTAL AREA FALLOW (Ha)	4	13	67	61	5	27		81	
PRICE/HA (R/Ha)	265000	265000	265000	265000	265000	265000	265000	265000	
SUBTOTAL FOR LAND USE ('R)	1060000	3445000	17755000	16165000	1325000	7155000	0	21465000	
TOTAL AREA NON-ARABLE/VELD/									
INFRASTRUCTURE (Ha)	30.667	13.4407	40.2636	21.9123	71.0665	12.5372	313.2417	267.1973	
PRICE/HA (R/Ha)	50000	50000	50000	50000	50000	50000	50000	50000	
SUBTOTAL FOR LAND USE ('R)	1533350	672035	2013180	1095615	3553325	626860	15662085	13359865	
TOTAL ("R)	45793350	13717035	54568180	37060615	4878325	13781860	15662085	43824865	229286315

Total value: Boschendal Ltd:	R151 143 537
Say	R150 million
Total value: Residual Properties of Boschendal Ltd:	R229 286 315
Say	R230 million

15. CERTIFICATE

I certify that, in my opinion, a willing buyer could be prepared to pay an amount of R150 000 000 (One hundred and fifty million Rand) to a willing seller on the open market for Boschendal Ltd at the effective date of valuation.

I certify that, in my opinion, a willing buyer could be prepared to pay an amount of R230 000 000 (Two hundred and thirty million Rand) to a willing seller on the open market for Residual Properties of Boschendal Ltd at the effective date of valuation.

Prof TE Kleynhans
Professional Valuer (Act 47/2000)
Registration number 5198

DATE: 23 May 2008
PLACE: Stellenbosch

TRADOUW ONDERNEMINGS BK

Reg nr: CK 2006/218723/23
BTW nr: 4650234307

Blenheimweg 6
Die Boord
STELLENBOSCH
7600
Tel/Faks: 021-886 6104

Fax: 011 269 8510

Bochendal Ltd and
Residual Properties of Bochendal Ltd

Mr Les Maxwell
Chief Financial Officer
JCI Ltd
PO Box 11165
JOHANNESBURG 2000

17 October 2008

Mr Maxwell

I am of the opinion that farm properties sold in the vicinity of Boschendal Ltd and Residual Properties of Bochendal Ltd since June 2008 do not provide clear value guidelines that indicate a deviation from the last valuation of the above mentioned properties, mainly because of limited comparability with these two properties.

Prof TE Kleynhans

tek1@sun.ac.za
082 820 8349

Exhibit 58

26/4/2009

T1.1 (i)

Free State Development and Investment Corporation Limited

An Independent Mineral Asset Valuation Report on the Du Preez Leger Project, Free State Province, South Africa

Our Ref: R08-162

Effective Date of Report: 7 November 2008

Johan Odendaal (Director Minxcon): B.Sc. (Geol), B.Sc. Hons (Min.Econ.), M.Sc. (Min. Eng.), Pr. Sci. Nat., FSAIMM, MGSSA, MAusIMM.

Charles Muller (Director Minxcon): B.Sc. Hons (Geol), Pr. Sci. Nat.

Clinton Birch (Geologist Minxcon): B.Sc., B.Sc. Honours Geology

Rabia Barends (Geologist Minxcon): B.Sc. (Geol), B.Sc. Hons (Geochem), Cand. Sci. Nat., MGSSA

Minxcon

Suite 5, Coldstream Office Park,
Cnr Hendrik Potgieter & Van Staden
Little Falls
+27 11 958 2899
+27 11 958 2105

Directors: NJ Odendaal, D van Heerden, CJ Muller
(Registration No. 2004/029587/07)

Mineral Asset Valuation Report on the Du Preez Leger Project, Free State Province, South Africa

EXECUTIVE SUMMARY

Minxcon (Pty) Ltd ("Minxcon") was commissioned by Free State Development and Investment Corporation 12.9 (i) i
Limited ("FSD") to compile an Independent Mineral Asset Valuation report on the mineral assets of the Du T1.1 (ii)
Preez Leger Project, located near the town of Welkom, Free State Province, South Africa. The REPORT is fully compliant with the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves ("the SAMREC Code"), the South African Code for the Reporting of Mineral Asset Valuation ("the SAMVAL Code") and Section 12 of the JSE listing requirements. Section 12.14b as well as most of Section 12.14a (excluding 12.14a i, 12.14a xi and 12.14a xiii) of the JSE listing requirements was
not applicable as the Project is still at the exploration stage. 12.9 (e

The Du Preez Leger Project comprises four exploration areas in the Free State Province; namely the Du 12.9 (i)
Preez Leger/Jonkersrust 72 ("Du Preez Leger") area, the Vermeulenskraal area, the Rebelkop area and the Tweepan area. The areas of interest are located on exploration rights which are held by FSD, a subsidiary of Randgold and Exploration Company Limited ("R&E"). Due to the limited information available regarding the Rebelkop area, this area has not been evaluated for a Mineral Resource. The areas of interest are located on the Witwatersrand Basin, with adjacent producing gold mines including the President Steyn Gold Mine, Bambanani Mine, Harmony Mine, Beatrix Mine and St Helena Mine.

Location of the Exploration Areas of the Du Preez Leger Project 12.9 (i) ii


Riebeeckstad
Thabong
St Helena
Vermeulenskraal Exploration Area
Du Preez Leger/ Jonkersrust 72 Exploration Area
Rebelkop Exploration Area
Tweepan Exploration Area
LEGEND

Source: President Steyn Gold Mine CPR, Minxcon, 2007

FSD has held the mineral rights pertaining to the Project area ('old order rights') since the early part of the twentieth century circa 1945. The prospecting right was converted to a New Order Right under the Mineral and Petroleum Resources Development Act, 2002 on 7 November 2006. No invasive physical exploration activities have been conducted by FSD to date, and accordingly the environment has not been impacted. 12.9 12.9 f

The Project area is located in the Free State goldfield of the Witwatersrand Basin. The placers of primary economic interest at the Project area are the Basal and Leader Reefs. Other reefs found in this area include the A and B Reefs, BPM (Sand River Reef), Aandenk and VS5/Beatrix Reefs. The Vermeulenskraal exploration area lies just to the south of the Sand River and is to the west of Harmony Mine. The Du Preez Leger exploration area lies to the south of the Harmony Brand and St Helena mines, and to the west of the Harmony Unisel Mine. These mines have mainly targeted the Basal and Leader Reefs. The A-Reef has also been extensively mined on Brand Mine to the north of the Project area. 12.9

Proposed further work on the Project will include an in-depth review of the available data by a competent geological consulting company with the possible progression, depending upon the results of the aforesaid review, to drilling of up to four geological boreholes as envisaged in the Prospecting works Programme. 12.9(

The estimated funding requirements for exploration for 2009 and 2010 is ZAR5.185 million, and the Company has sufficient cash resources to fund future exploration and environmental work.

The table below details the Mineral Resource with regards to reef versus Resource cut (minimum stoping width of 120cm) both at a zero cut-off and a cut-off of 250cm.g/t:-

12.9(i)

Mineral Resource Area	Cut-Off	TONNAGE		% GEO LOSS	TONNAGE		Au	Diluted Au	CW	SW	Content	
		REEF	SW		REEF	SW						
	(cm.g/t)	t	t		t	t	g/t	g/t	cm	cm	g	Moz
BASAL REEF												
	0	1,816,825	3,572,100	10	1,635,143	3,214,890	18.15	9.15	61	120	29,416,244	0.946
	250	1,760,658	3,483,000	10	1,584,592	3,134,700	18.57	9.35	61	120	29,309,445	0.942
Du Preez Leger	500	1,760,658	3,483,000	10	1,584,592	3,134,700	18.57	9.35	61	120	29,309,445	0.942
	0	10,715,553	12,970,358	10	9,643,998	11,673,321	7.38	6.72	110	133	78,444,717	2,522
	250	8,771,553	9,082,356	10	7,894,398	8,174,121	10.07	9.68	134	139	78,144,597	2,512
Vermeulenskraal	500	8,771,553	9,082,358	10	7,894,398	8,174,121	10.07	9.56	134	139	78,144,597	2,512
	0	12,532,378	16,642,456	10	11,279,140	14,888,210	8.94	7.24	103	130	107,790,640	3,468
	250	10,532,211	12,555,356	10	9,478,990	11,308,820	11.49	9.60	122	134	107,433,370	3,454
Total Basal Reef	500	10,532,211	12,565,358	10	9,478,990	11,308,820	11.49	9.60	122	134	107,433,790	3,454
LEADER REEF												
	0	23,821,901	31,040,980	10	21,439,711	27,936,882	6.1	4.67	92	120	127,671,551	4.105
Du Preez Leger	250	22,653,921	29,873,000	10	20,398,529	28,885,700	8.26	4.68	91	120	125,825,076	4.045
	0	21,690,811	26,895,113	10	19,521,730	24,205,601	3.48	2.65	108	134	61,724,283	1.984
Vermeulenskraal	250	15,988,593	20,683,412	10	14,389,734	18,615,071	4.11	2.98	105	136	55,472,912	1.783
	0	8,794,186	11,877,079	10	7,914,767	10,689,371	2.99	3.44	92	124	26,837,215	0.866
Millo/Tweepan	250	6,672,433	7,559,779	10	6,005,190	6,803,801	4.44	3.97	111	126	26,262,672	0.844
Total Leader Reef	0	54,306,893	69,813,172	10	48,876,208	62,831,854	4.54	3.60	98	126	216,428,843	6.959
	250	45,314,947	58,116,191	10	40,783,453	52,304,572	5.23	3.98	99	126	207,607,470	6.674
TOTAL BASAL AND LEADER REEF												
Basal + Leader Reefs	0	66,839,276	86,355,628	10	60,155,349	77,720,085	5.37	4.30	99	127	334,186,280	10.745
	250	55,847,158	70,581,547	10	50,262,443	63,613,293	5.41	4.95	102	128	315,522,429	10.144

Notes:

1. SW – Minimum Stoping Width of 120cm
2. CW – Corrected Channel Width

Based on the information available, the standard comparative value method was selected to value the mineral assets of the Du Preez Leger Project. The outcomes were also benchmarked against recent market

transactions involving similar assets, as well as current market value of listed entities holding similar assets.

A 2009 forecast rand/dollar exchange rate of R8.20 to the US$ as reported in the Investec 3rd quarter of 2008 macro-economic forecasts was used in the conversion of the US$.

Resource Area	Mineral Resource Category	In Situ Grade	Gold Content	Area	Value per oz	Value million		Value per ha
		g/t	Moz	Ha	USD	USD	ZAR	ZAR
Du Preez Leger/Jonkersrust	Inferred	5.17	4.99	1131.06	2.1	10.470	85.858	75,909
Vermeulenskraal	Inferred	4.99	4.30	913.5	2.1	9.028	74.030	81.040
Millo/Tweepan	Inferred	3.86	0.845	355	2.1	1.775	14.555	40,999
Total/Average		4.95	10.13	2399.56	2.1	21.273	174.443	66,104

The Rebelkop area does not have any estimated Mineral Resources, and as the Rebelkop area has been held by FSD since the early twentieth century, no information is available which could be used to apply the historical cost method of valuation. A borehole WDR1 drilled in one corner of the farm intersected VS5, Leader and Basal Reef. Hence while no resource was declared, Minxcon is of the opinion that exploration potential exists. The Project was valued using at a considerable discounted value per hectare of ZAR20,000 as determined relative to the rand/hectare value of the other areas.

Resource Area	Area (ha)	Value per ha	Value (ZAR million)
Rebelkop	689.56	20,000	13.7912

The table below summarises the value of the Du Preez Leger Project, as determined by Minxcon:- 12.9(i) xi

Resource Area	Value (USD million)	Value (ZAR million)
Du Preez Leger/Jonkersrust	10.470	85.858
Vermeulenskraal	9.028	74.030
Millo/Tweepan	1.775	14.555
Rebelkop	1.682	13.791
Total	22.96	188.233

Conclusions

Minxcon have reached the following conclusions regarding the Du Preez Leger Project:-

- The mineralised reefs of economic interest at the Project area are the Basal and Leader Reefs;
- The geology of the area is structurally complex;
- The Mineral Resources estimated at the Project area have been classified as INFERRED Mineral Resources, based on SAMREC classification standards;
- The total Inferred Mineral Resource for the Du Preez Leger Project at a cut off grade of 250cm.g/t is 63.613Mt at a grade of 4.95g/t;
- On balance the gold price is expected to return to the US$800-900/oz band over the next two years. The higher gold price has triggered renewed interest in the areas previously ignored on the Witwatersrand Complex. This is evident in the listing of Witwatersrand Consolidated Gold Resources with a market Capitalisation of ZAR1.080bn, who owns mineral assets around the areas of interest, and
- The Du Preez Leger Project has a value of ZAR188.233 million.

DISCLAIMER AND RISKS

This Report was prepared by Minxcon (Pty) Ltd ("Minxcon"). In the preparation of the report, Minxcon has utilised information relating to operational methods and expectations provided to them by various sources. Where possible, Minxcon has verified this information from independent sources after making due enquiry of all material issues that are required in order to comply with the requirements of the SAMREC Code. Minxcon and its directors accept no liability for any losses arising from reliance upon the information presented in this report.

OPERATIONAL RISKS

The business of mining and mineral exploration, development and production by their nature contain significant operational risks. The business depends upon, amongst other things, successful prospecting programmes and competent management. Profitability and asset values can be affected by unforeseen changes in operating circumstances and technical issues.

POLITICAL AND ECONOMIC RISK

Factors such as political and industrial disruption, currency fluctuation and interest rates could have an impact on future operations, and potential revenue streams can also be affected by these factors. The majority of these factors are, and will be, beyond the control of any operating entity.

Mineral Asset Valuation Report on the Du Preez Leger Project, Free State Province, South Africa

TABLE OF CONTENTS

T1.1 (i)

FIGURES

T1.1

TABLES

T1.1 (i)

APPENDICES

T1.1 (i

1 INTRODUCTION AND TERMS OF REFERENCE

Minxcon (Pty) Ltd ("Minxcon") was commissioned by Free State Development and Investment Corporation Limited ("FSD") to compile an Independent Mineral Asset Valuation report on the mineral assets of the Du Preez Leger Project, located near the town of Welkom, Free State Province, South Africa. T1.1

The Du Preez Leger Project comprises four exploration areas (prospects) in the Free State Province; namely the Du Preez Leger/Jonkersrust 72 ("Du Preez Leger") area, the Vermeulenskraal area, the Rebelkop area and the Tweepan area. The prospects are secured by a New Order prospecting permit held by FSD, a subsidiary of Randgold and Exploration Company Limited ("R&E"). Due to the limited quantitative information available regarding Rebelkop, no Mineral Resources was estimated for this prospect. T5.4B

This report is an evaluation of the Project for the purpose of inclusion in a circular to R&E shareholders, and has been compiled in accordance with the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves ("the SAMREC Code") and the South African Code for the Reporting of Mineral Asset Valuation ("the SAMVAL Code"). T1.1

In order to describe the mineral assets in accordance with the JSE Listings Requirements, Section 12, the information recorded on each property was compiled according to a checklist that incorporated the compliance reporting requirements for the SAMREC and SAMVAL Codes. The checklist is attached as Appendix 2 to this report. 12.9

The corporate structure of FSD is illustrated in the diagram below:-

Figure 1: Corporate Structure of FSD


Corporate Structure of FSD
Randgold and Exploration Company Limited
JCI Limited
55%
45%
Du Preez Leger Project
Minxcon

Source: FSD

The following persons are listed on the register of Directors of FSD:-

- Marais Steyn;
- Van Zyl Botha;

- Roger Pearcey;
- Leslie Arthur Maxwell; and
- Stewart Charles Cavanagh.

None of the directors has or had any direct or indirect interest, beneficial or non-beneficial in the Du Preez Leger Project.

2 SCOPE OF THE REPORT

Minxcon was requested by the Directors of FSD to compile an independent Mineral Asset Valuation Report for the purpose of a circular to shareholders. In the execution of the mandate, Minxcon undertook a full technical assessment of the contributing assets and considered the strategic merits of each of the mineral assets.
The report and opinion were prepared in three modules:-

Module 1 - Technical Review
As part of the investigation of technical issues, Minxcon has:

- Provided an assessment of the gold market in order to assess the market risk that could face the future sales from these Projects;
- Reviewed the situation in South Africa concerning the Mineral and Petroleum Resources Development Act ("Minerals Act"), covering security of tenure of titles, mining licenses and surety of mineral asset value was assessed;
- Reviewed the information supplied relating to the Geology and Mineral Resources of the deposits; and
- Reviewed the technical information supplied; accepting all reports supplied by other parties in good faith and accepting no responsibility for their accuracy.

Module 2 - Geological and Resource Modelling
Minxcon conducted Geological Modelling and Mineral Resource estimation on the Du Preez Leger, Vermeulenskraal and Tweepan orebodies.

Module 3 - Report Compilation
Minxcon incorporated all information obtained during the independent due diligence exercise and Valuation of the Projects into this concise Report. The report and opinion were prepared in compliance, in all material aspects, with local and international codes and regulations governing the reporting of mineral Project valuations. Site visits were undertaken by C.Birch of Minxcon on 12 November 2008.

3 COMPETENT PERSONS' DECLARATION

Minxcon is an independent advisory company. Its consultants have had extensive experience in preparing technical and economic advisors' and valuation reports for mining and exploration companies. Neither Minxcon nor its staff have any interest capable of affecting its ability to give an unbiased opinion, and will not receive any pecuniary or other benefits in connection with this assignment, other than normal consulting fees. 12.9 (c) T8 (ii)

The authors of this report are members in good standing of appropriate professional institutions. The qualifications and professional registrations of the competent persons who have contributed to this evaluation are provided below.

In compiling this report, Minxcon has relied upon information supplied by FSD.

The following persons are competent persons, as defined by SAMREC and responsible for the preparation of the report:-

Project Valuation - Johan Odendaal (Director Minxcon): B.Sc. (Geol), B.Sc. Hons (Min.Econ.), M.Sc. (Min. Eng.), Pr. Sci. Nat. Reg. No. 400024/04, FSAIMM Reg. No. 702615, MGSSA No. 965119, MAusIMM Reg. No. 220813, IAS.
Johan has worked as a Geoscientist for a total of 22 years. He was actively involved in advising mining companies and investment bankers on corporate related issues. As a rated mining analyst he became a globally recognized industry valuation specialist.

Geology and Evaluation - Charles Muller (Director Minxcon): B.Sc. Hons (Geol), Pr. Sci. Nat.400201/04
Charles has a wealth of knowledge in the field of geology and mineral resource evaluation. Charles is an expert in data processing, ore-body modelling and mineral resource evaluation using Datamine™, as well as the other major computer packages aimed at the minerals industry. During his 24 years in the mining industry, he has gained extensive experience in the fields of sedimentology, gold exploration and target generation of gold, platinum, diamonds, coal and base metal Projects. His skills in software development, customizing data systems and integration of databases are widely recognised in the mining industry. Charles has been involved with the modelling and geostatistical evaluation of various ore-bodies across the globe. He has presented papers on ore resource evaluation at international venues and has a number of publications to his credit.

Resource Evaluation - Clinton Birch (Geologist Minxcon): B.Sc., B.Sc. Honours Geology
Clinton Birch has completed the National Higher Diploma in Economic Geology as well as a BSc (Honours) in Geology. He also has a Certificate in Business Leadership from Wits Business School and is currently busy with a Masters in Mineral Resource Management. Clinton has extensive experience in Gold Ore Reserve Management and was the Ore Reserve Manager at Harmony Unisel, Brand and St Helena Gold Mines in the Free State Goldfields before joining Minxcon in March 2008. He has also worked as a geologist on platinum, base metals and in gold exploration.

Compliance and Report Compilation - Rabia Barends (Geologist Minxcon): B.Sc. (Geol), B.Sc. Hons (Geochem), MGSSA No.965387, Cand. Sci. Nat. Reg. No. 100044/08
Rabia completed her tertiary education in 2005, and spent her graduate years as an analytical geochemist at the Council for Geoscience. In 2006 she moved into the consulting industry, and is currently assisting in the writing and compilation of documentation that is compliant both locally and internationally.

This effective date of the Valuation and report is 7th November 2008. Where pertinent, data has been 12.9
updated since the Effective Date of this report. 12.9

T1.1

4 GENERAL PROJECT DESCRIPTION

4.1 Project Description and Location

The Du Preez Leger Project encompasses the farms Du Preez Leger 324, Jonkersrust 72, Millo 639, Rebelkop 456, Tweepan 678 and Vermeulenskraal 223, located in the district of Virginia in the Free State Province, South Africa. T1.1

T1.2

The Du Preez Leger Project comprises four exploration areas (prospects) in the Free State Province; namely the Du Preez Leger area, the Vermeulenskraal area, the Rebelkop area and the Tweepan area. Due to the limited information available regarding the Rebelkop area, no Mineral Resource was estimated for this prospect. The areas of interest are located on the Witwatersrand Basin, with adjacent producing gold mines including the President Steyn Gold Mine, Bambanani Mine, Harmony Mine, Beatrix Mine and St Helena Mine (Figure 2).

Figure 2: General Location of the Du Preez Leger Project


Location of the Exploration Areas of the Du Preez Leger Project
Steyn No 9 Shaft
TSHEPONG
Odendaalsrus
Kroonstad
Riebeeckstad
MATJHABENG
Thabong
A.R.M.
WELKOM
Vermeulenskraal
Exploration Area
Ventersburg
HARMONY
ST HELENA
BAMBANI
Virginia
Du Preez Leger/
Jonkersrust 72
Exploration Area
Bloemfontein
Rebelkop
Exploration
Area
JOEL
Tweepan
Exploration
Area
Scale
BEATRIX
LEGEND
Du Preez Leger Project
Harmony Operations
President Steyn Gold Mine
National Road
President Steyn
Main Road
Railway Line
Town
Settlement
Minxcon

The Vermeulenskraal prospect area is situated on portions of the farm Vermeulenskraal 223 and has an aerial extent of 913.5027ha.

The Du Preez Leger prospect area is located on the farms Du Preez Leger 324 and Jonkersrust 72 and covers an area of 1131.079Ha.

The Rebelkop prospect area is located on the farm Rebelkop 456 and covers an area of 689.5639Ha.

The Tweepan prospect area is located on the Remaining Extent of Millo 693 and the entire farm Tweepan 678, and covers an area of 355.0105Ha.

4.2 Access and Infrastructure

The Project area is located south of the town of Welkom, and is approximately three hours drive from the city of Johannesburg. Welkom is accessible by road, rail or air. The main road structure to and around the project are in good condition; the Du Preez Leger and Vermeulenskraal deposits can be accessed via the R34 main road through the town of Welkom. T1.

The main electric railway line in this area is the Bloemfontein-Virginia-Johannesburg line, and an airport and 13 airstrips are situated in the area.

Power is supplied by ESKOM, and Sedibeng Water supplies water mainly from the Vaal River. Sedibeng Water is a state owned company which was opened in 1979. Limited mid-term power availability may constrain development of new mining projects in the region. The location of the two deposits, as well as the general infrastructure of the area, is illustrated in Figure 2.

4.3 Topography and Climate T1.6

The Free State experiences a continental climate, characterized by warm to hot summers and cool to cold winters. Areas in the east can experience snowfalls in the winter months, whereas the western areas are prone to extremely hot summers. The area receives summer rainfall. The climatic conditions are not excessively extreme, and mining operations can continue throughout the year.

The surface topography of the area surrounding Welkom is characterized by gently undulating plains. The Du Preez Leger Project is situated at an elevation between 1,300m above sea level ("asl") and 1,340masl (Figure 3).

4.4 History of the Project T1.3

FSD has held the mineral rights pertaining to the Project area ('old order rights') since the early part of the twentieth century circa 1945. These rights were converted to a New Order Prospecting Rights on 7 November 2006, under the Mineral and Petroleum Resources Development Act, 2002. The New Order prospecting right expires on 6 November 2011.

Historical Mineral Resources were estimated for the Vermeulenskraal prospect in 1988, but these were not done in accordance with the SAMREC or any other Mineral Resource reporting code. T1.

FSD has undertaken historical exploration at the project area which has been detailed in Section 4.4 of this report.

4.5 Adjacent Properties

4.5.1 Current Operations

The Bambanani Mine, the St Helena Mine and the Harmony Gold Mine as well as the separately owned President Steyn Gold Mine.

4.5.2 Exploration Target

4.5.2.1 Wits Gold

Wits Gold is a Johannesburg based gold and uranium exploration company with substantial resources in the area of interest. Since the Company's inception in 2003, the Company has raised $26 million by way of five private placements. On 24 April 2006, Wits Gold successfully listed on the JSE Limited in South Africa and currently has a Market Capitalisation of ZAR1.080bn.

Hakkies Project

The Hakkies project is adjacent to the Vermeulenskraal Project. The principal exploration targets in this northern area are the Leader and Upper Leader Reefs that occur at depths of 1,350 to 2,200 metres below surface. Lower grade reefs dominate the northern sector of the project area, with grades increasing towards the south.

The Bloemhoek Project

The Bloemhoek project borders the Tweepan project to the South. Wits Gold has received a positive scoping study on its Bloemhoek Project. This independent study was based on an indicated mineral resource of 52.3Mt at an average grade of 6.7g/t, containing 11.3Moz of gold. This 43-101 compliant mineral resource is hosted by the Beatrix, Kalkoenkrans and Leader Reefs that occur at depths of 1300 - 2400 metres below surface.

Beisa North

The Du Preez Leger/Jonkersrust Area ajoins the Beisa Mine and Beisa North Area. Geographically, Beisa North in the southern Free State can be divided into two sectors by the westerly flowing Sand River. In the area to the north of the Sand River, 14 boreholes were completed by Gencor mainly during 1977-1979 as part of their regional exploration programme for the Beisa Reef. Although some of these boreholes intersected the Beisa Reef at depths in the range of 450-1500 metres below surface. The Wits Gold objective will be to produce a SAMREC compliant resource estimate for Beisa North.

Figure 3: Topo-Cadastral Map of the Du Preez Leger Project Area


Topo-Cadastral Map of the Du Preez Leger Project Area
LEGEND
Project Area
River
Railway Line
Power Line
Road
Tailings Dump
Du Preez Leger Prospect
Vermeulenskraal Prospect
Millo/Tweepan Prospect
Rebelkop Prospect
SCALE
0 1 2 3 4km
N
Minxcon

Source: 1:50 000 Top-Cadastral Map of South Africa

T1.4 (i)
T1.4 (ii)
T1.5 (ii)
T1.6 (ii)

5 LEGAL ASPECTS AND TENURE

5.1 Prospecting Rights

T1.7 (i)

The prospecting rights relating to the Du Preez Leger Project are detailed in the table below:- T1.7 (iii)

Table 1: New Order Prospecting Rights relating to the Du Preez Leger Project

Farm Name	PR Number	Applicable Minerals	Holding Company	Effective Date	Expiry Date
Du Preez Leger 324 Jonkersrust 72 Rebelkop 456 Tweepan 678 Millo 693 (Remaining Extent) Vermeulenskraal 223 (Remaining Extent of Ptn 1)	FS30/5/1/1/2/252PR	Gold ore and Silver ore.	Free State Development and Investment Corporation Limited	7 November 2006	6 November 2011

The Prospecting Right detailed in the table above was granted in accordance with the Mineral and Petroleum Resources Development Act (No 28 of 2002) ("MPRDA"). The approved Prospecting Right dated 7 November 2006 states the area covered by PR252 as 2,775.6300ha in extent. This area was found to be incorrect after perusal of the relevant surveyor general diagrams ("SG diagrams"), and was instead found to be 3,089.1167ha. This amendment has been approved by the DME and the contract amendment is currently awaiting signature.

The area covered by PR252 is illustrated in Figure 3 (Refer to Appendix 3 for proof of granting of PR252).

5.2 Surface Rights

FSD does not hold the surface rights to the Project Area.

5.3 Property Boundaries and Survey Certificates

T2.2A (i)

The farms relating to the Project area can be located on Government 1:50,000 Topo-cadastral sheets (March 2005):-

- Skoonspruit;
- Landskroon;
- Odendaalsrus; and
- Riebeeckstad.

The farms Du Preez Leger 324 and Jonkersrust 72 were originally known as the farm Du Preez Leger 224 which was subdivided in 1922 into two farms of 565.5395ha in extent each. SG diagrams 2214/0, SG3904 and SG2325/0 all dated 1992 apply.

The farm Rebelkop 456 was originally recorded in 1915 as Rebelkop 1246 with an area of 689.5639ha. SG diagrams 2121 (1915) and 564/1967 apply.

The farm Millo 693 is the remaining extent of the farm Morijah 415, originally registered in the District of Winburg. The farm Morijah 415 was subdivided in 1930 into the farm Tweepan 2278 (now Tweepan 678)

and a remaining extent which was named Millo 1639 (now Millo 693). Each farm has an area of 177.5055ha. SG diagram 34/30 applies.

Vermeulenskraal 223 was first registered in 1895 in the District of Winburg with an area of 6,671.1109ha (SG diagram 936/1895). From 1907 to 1924 various subdivisions took place resulting in the farms Vermeulenskraal Noord 480, Video 835, Jurgens Hof 1658, Tarka 1659 and Hakkies 1953. The remaining extent of 913.5028ha became known as Vermeulens Kraal (or Vermeulenskraal) 223 in the District of Ventersburg at some time between 1924 and 1939.

5.4 Environmental Aspects

No invasive physical exploration activities have been conducted by FSD to date, and accordingly the environment has not been impacted. T5.2A T5.2B T5.2B

The original Environmental Management Programme ("EMP") was approved by the Regional Manager, Free State Region of the DME, Welkom, on 1st September 2005 as indicated in Appendix 4. The environmental rehabilitation liabilities could include the restoration of the possible borehole sites in an estimated amount of R40,000 (forty thousand rand). Funding for such environmental rehabilitation has been proposed in the overall project budget and a Bank Guarantee (as required by the regulations to the MPRDA) in the amount of R10,000 (ten thousand rand) has been lodged with the DME.

5.5 Agreements T1.7 (I

There are currently management or service agreements in place relating to the Project area.

5.6 Summary of Legal Aspects and Tenure T1.7 (I

There are no legal proceedings that may influence the rights to explore for minerals (See Appendix 5).

6 GEOLOGY

6.1 Regional Geology

T4.1A (i)

The Witwatersrand Basin is located in the Kaapvaal Craton, South Africa. It represents a remnant of a large Achaean sedimentary basin that hosts the world's largest gold reserves within a series of conglomerate horizons. The Witwatersrand Basin comprises a 60,000km^2 Northeast trending elliptical structure, extending from the east of Johannesburg to south of the town of Welkom (Figure 4).

The basin is the largest known gold province in the world and the deposits have been exploited for in excess of on hundred years. Gold is currently produced from seven of eight goldfields within the basin, mainly from conglomerate horizons of the Witwatersrand, Ventersdorp and Transvaal Supergroups. The Du Preez Leger Project is situated in the Free State Goldfield and is situated on the southern edge of the Witwatersrand Basin.

The Witwatersrand Supergroup is underlain by an Archaean (>3.1Ga) granite-greenstone basement and the 3.086-3.074Ma Dominion Group. It is unconformably overlain by rocks of the Ventersdorp (2.7Ga), Transvaal (2.6Ga) and Karoo (302-180Ma) Supergroups. The Witwatersrand Supergroup is divided into two groups, the West and Central Rand Groups. The reefs that occur at the Project area are located within the Central Rand Group ("CRG").

The CRG unconformably overlies the West Rand Group. Lithologies in this group are characterised by sandstone and conglomerate which dominate over shale. The CRG comprises the Turfontein and Johannesburg Subgroups, which both contain conglomerates in their lower and upper portions. At least ten basin wide unconformities are known, each overlain by conglomerate beds. The conglomerates of the CRG contain a variety of pebble types. A distinctive feature of the conglomerates is an overall increase in clast size, recorded from the base to the top of the group.

Figure 4: Regional Geology of the Witwatersrand Basin


Du Preez Leger Project
Regional Geology of the Witwatersrand Basin
Locality Plan
Zimbabwe
Namibia
Botswana
Mozambique
Johannesburg
Maputo
Durban
Cape Town
LEGEND
Covered Central Rand Group
Exposed Central Rand Group
Covered West Rand Group
Exposed West Rand Group
Dominion Group
Exposed Granitoid Basement
Younger Cover Sequences
Major Faults
GoldFields
SCALE
Ventersdorp Dome
Westerdam Dome
KLERKSDORP
CARLETONVILLE
WEST RAND GOLDFIELD
CENTRAL RAND GOLDFIELD
EAST RAND GOLDFIELD
SPRINGS
KINROSS
EVANDER GOLDFIELD
CARLETONVILLE GOLDFIELD
SOUTH RAND GOLDFIELD
KLERKSDORP GOLDFIELD
Vredefort Dome
BOTHAVILLE
KROONSTAD
FREESTATE GOLDFIELD
WELKOM
Du Preez Leger Project Area
N
Minxcon
T1.5 (ii)

6.2 Local Geology

The Free State Goldfield lies approximately 270km from Johannesburg on the southwest rim of the Witwatersrand Basin.

The dominant structural features of the Free State Goldfield are the north-northwest striking Ventersdorp age normal faults, such as the De Bron fault, and the north-south trending syncline developed along the western margin of the gold field (*The Mineral Resources of South Africa, 1998*). This syncline extends across the entire North-South span of the Free State Goldfield, and is associated with several reverse faults such as the Rheedersdam fault. Compression associated with this faulting led to the occurrence of severely deformed, and in some places, overturned Witwatersrand sediments on the western edge of the Free State Goldfield, and therefore complicates the exploration and/or mining of gold in this area.

The post-Witwatersrand faulting, represented by normal faults such as the De Bron and Homestead faults, form the De Bron horst. This block of uplifted lower Witwatersrand sediments demarcate the eastern boundary to mining in the Free State Goldfield.

The ore bodies of the Free State Goldfield occur within the CRG, and the major gold-producing unit is the Basal (or Steyn) Reef, which together with the Leader Reef, occurs throughout the goldfield. Other important economic horizons are the A, B and Eldorado Reefs (Figure 5).

Figure 5: Stratigraphic Column of the Free State Goldfield


Stratigraphic Column of the Free State Goldfield
UPPER CENTRAL RAND
ELDORADO REEFS
Van den Heeversrust Member
Ventersdorp Supergroup VCR
KIMBERLEY REEFS
Kimberley Formation
Turffontein Subgroup
Eldorado Formation
Johannesburg Subgroup
Van den Heeversrust Member 170m
EA Zone
EB Zone
EC Zone
ED Zone
Rosedale Member 270m
Booysen Shale Member
Dagbreek Quartzite Member
Upper
Middle
Lower
50m
10m
Minxcon

Source: President Steyn CPR 2007 Minxcon

2617

The important gold-bearing reefs in the Odendaalsrus-Virginia area are tabulated below:-

Table 2: Correlation of Important Auriferous Reefs in the Odendaalsrus-Virginia Area

Name of reef	Distance above Basal Reef (m)	Stratigraphic zone
Van den Heevers Rust reefs	247 tot 520	Elsburg Reefs.
A Reef	180	Kimberly Reefs
B Reef	130	Kimberly Reefs
Leader Reef	17	Bird Reef
Basal Reef	0	Bird Reef

6.3 Project Geology

T4.

The Project is located in an area which has been extensively mined for gold, and the local geology is therefore considered to be fairly well understood and interpreted. The placers of primary economic interest at the Project area are the Basal and Leader Reefs. Other reefs found in this area include the A and B Reefs, BPM (Sand River Reef), Aandenk and VS5/Beatrix Reefs. The Vermeulenskraal prospect lies just to the south of the Sand River and is to the west of Harmony Mine. The Du Preez Leger prospect lies to the south of the Harmony Brand and St Helena mines, and to the west of the Harmony Unisel Mine. These mines have mainly exploited the Basal and Leader Reefs. The A-Reef has also been extensively mined on Brand Mine to the north of the Project area. T4.

The other two prospect areas comprise Tweepan (comprising the farms Millo 693 and Tweepan 678) and Rebelkop. Limited information is available for these two prospects.

Tweepan is located south of the Harmony Merriespruit mine, and Rebelkop is situated to the east of the Harmony Virginia mine. Leader Reef is developed on both of these areas. The Basal Reef on Tweepan is developed only on the farm Tweepan 678 and not on farm Millo 693. B Reef is also developed only on Tweepan.

The sizes of the prospects as listed previously are: Vermeulenskraal: 913 Ha, Du Preez Leger/ Jonkersrust: 1,101 Ha, Millo/Tweepan: 355 Ha and Rebelkop: 689 Ha.

6.3.1 Stratigraphy

The sediments of the Central Rand Group are overlain by the Karoo and Ventersdorp Supergroup rocks in the Project area. The Karoo sediments at the Project area varies in thickness from 550-700m. These are underlain by the lavas and sediments of the Ventersdorp Supergroup, which are mainly comprised of andesitic lavas of the Klipriviersberg Group. In places these have been eroded by Ventersdorp sediments of the Klippan Formation (thick sequences of poorly sorted debris flows). Towards the south of the Welkom Goldfield, there has been a thinning of the Central Rand Group stratigraphy and the Basal Reef subcrops against the Leader Reef, which is developed over the entire Project area. This subcrop results in Basal Reef only being formed on approximately 45% of Vermeulenskraal and on a little over 10% of the Du Preez Leger prospect.

There is less information available on the overlying stratigraphy of the Central Rand Group on the prospects south and east of the Harmony Merriespruit and Virginia mines, but these would also comprise Karoo and Ventersdorp Supergroup rocks. Tweepan is characterised by Central Rand Group sediments underlying the entire property and Rebelkop by Central Rand Group underlying approximately 70% of the area.

Figure 6: Geological Cross Section of the Vermeulenskraal Area



Geological Cross Section of the Vermeulenskraal Area
Vermeulenskraal Noord 480
Vermeulenskraal 223
Harmony Gold Mine
A
VK1
VL3
VL1
K9 K6
K5
A'
0
500
1000
1500
2000
2500
Metres Below Surface
LEGEND
25 Main Haulage (51 Level)
K9 K6
K5
Basal Reef Subcrop
West
East

Source: FSD

6.3.2 Structure

The economic reefs are found at different depths below surface. On Vermeulenskraal, the Basal Reef varies in depth from 2,100m to 2,350m to the west of the NNE-SSW trending Vermeulenskraal Fault, whilst to the east the depth varies between 1,400m and 2,000m. The reefs dip on average approximately 15° towards the east, but local variations have been noted. The Leader reef overlies the Basal Reef at varying distance intervals, with the Basal Reef eventually subcropping against the Leader Reef to the south of the property - on a roughly east-west trend. On the Du Preez Leger prospect, the Basal Reef is found at depths of between 1,000m and 1,200m. The Leader Reef is found at depths between 1,000m and 1,900m. The dips of the reefs are to the east on St Helena and Unisel mines, which are contiguous to the north and east of the Du Preez Leger prospect area, and vary between 20 and 45°. On Tweepan, the Leader Reef is found to be 1,200m to 2,300m below surface. The Basal reef on Tweepan is 1,300m to 2,300m deep, whilst the B Reef is located at depths between 1,300 and 2,300m. On Rebelkop, the Leader Reef is present at depths between 1,100m and 2,000m.

The general structure of the Welkom Goldfields comprises north-south normal faults which successively displace the orebodies downwards to the west. The regional dip is 15° towards the east but variations are caused due to local structural controls. These dips are found to be almost vertical along the western margin to very flat-lying in the eastern parts of the goldfield. The largest of these faults is the De Bron Fault, which transects the Tweepan prospect. The Du Preez Leger and Vermeulenskraal prospects are to the west of this fault, whilst Rebelkop is to the east. The displacement along this fault is in the order of 1,000m. The local structural environment of the Vermeulenskraal prospect is dominated by the NNE-SSW trending normal Vermeulenskraal Fault as well as associated sub-parallel faults. They display downward displacements to the west. The Du Preez Leger prospect is located west of the Stuurmanspan Fault. This is another large normal fault which displays strong dextral lateral shifts too. On Unisel and St Helena mines large scale E-W thrusting has been noted, thus causing duplication of the ore body towards the south. The potential for the occurrence of similar structures on the Du Preez Leger Project is great.

6.4 Mineralisation at the Project Area

The Basal Reef, which is the major ore horizon of the Free State goldfield, varies in character in different parts of the goldfield. In general, it is thicker and more robust in the south, where it may consist of several bands of conglomerate with interstitial quartzite layers, the total reef package being up to 1.5m thick in the south of President Brand and President Steyn leases and up to 3m thick in the Virginia-Merriespruit area. Gold mineralisation is often associated with fairly coarse buckshot pyrite. The reef thins towards the north to often not more than a few centimetres and is usually a single band of conglomerate or coarse grit with associated carbon. Scour channels, both pre- and post-Basal Reef in age, are fairly common, especially in the eastern sector.

The Leader Reef is a persistent conglomerate, present over the entire Free State Gold Field, which usually carries low amounts of gold. It has been mined in certain localised areas and is likely to contribute considerable ore reserves in the future as it is in stratigraphic proximity to the Basal Reef and as a result does not require significant additional underground development to explore and exploit.

The A Reef and the B Reef, both in the Kimberly Stage, are widespread but have not been extensively mined although rich patches of B Reef have historically been exploited in the northern part of the goldfield.

The Elsburg Reefs consist of lenses of auriferous conglomerate occurring in a thick quartzite succession. The Elsburg Reefs (or Rainbow Reefs) differ from the normal, essentially barren, Elsburg conglomerate beds (locally referred to as zones VS 1 to VS 4) with which they are correlated; whereas the pebbly constituents of the latter consist of a variety of rock types, those of the former are composed of quartz and chert pebbles, or may pass into grit essentially composed of quartz and chert fragments. It is believed that older Witwatersrand reefs, which were truncated and eroded along the western side of this goldfield, contributed the gold in these reefs.

7 HISTORICAL EXPLORATION AND SAMPLING METHODS T2.1

The four prospects have different exploration histories. On Vermeulenskraal, three exploration phases took place. During the late 1940's, FSD sunk a single borehole (HV1) on the boundary of Vermeulenskraal 223 and Hakkies 735 which intersected Leader Reef as well as faulted successions. Rand Mines completed a second phase of drilling in March 1975. Six surface holes (VL1 to VL6) as well as three underground holes were drilled from the boundary of Harmony Gold Mine. The third phase of exploration was a haulage developed from Merriespruit 1 Shaft which exposed 422m of Leader Reef. This was the only reef exposed. T2.3

On the Du Preez Leger prospect, fourteen boreholes within or adjacent to the property have been used for evaluation purposes of the Leader Reef. The Basal Reef has only been intersected in 3 boreholes. This is due to most of the area being south of the Basal/Leader Reef subcrop.

There is no record of previous drilling on Tweepan or Rebelkop; thus the grades have been estimated from mining and drilling values available on adjoining properties.

The original hard copy borehole logs for the Vermeulenskraal holes are available. Electronic information is available for the other prospects. This information was however not validated by Minxcon against the original data for purposes of this resource estimation. The positions of the Leader-Basal Reef subcrop and prospects were also made available in electronic format. The holes on Vermeulenskraal were drilled by FSD and Rand Mines, whilst the holes on the Du Preez Leger prospect were drilled by Anglo American. T2.! T3.

Details of historic borehole surveys, sampling methods, drilling techniques, sample recovery, logging techniques and other sources of information were not available. No details regarding the Quality Assurance and Quality Control ("QA/QC") for the sampling and assays were available. Minxcon did not receive any details regarding the assay laboratory and assaying procedure. As such, there can be no comment on the integrity of sampling results, but this is relied upon as being accurately recorded by current and previous Project owners for evaluation purposes. T2.1B T2.3B T3.1 T3.2 T3.3 T3.4

The exploration cost to date for the Du Preez Leger Project is ZAR327,459.

12.9 (e)

8 CURRENT EXPLORATION

There is no invasive physical exploration currently being conducted at the Project area.

9 MINERAL RESOURCE ESTIMATION

9.1 Density Estimation

A density of 2.7t/m^3 was applied to the Mineral Resource estimates. This value is based on an average known density for Witwatersrand orebodies.

9.2 Grade Estimation T4.25

9.2.1 Domaining

Four geostatistical domains (geozones) were modelled for the Basal Reef and eleven geozones were modelled for the Leader Reef, based on the grade relationships and data trends of the boreholes (Figure 7 and Figure 8).

Figure 7: Basal Reef Domains


Basal Reef Domains
N
Tweepan Area
DPL Area
Vermeulenskraal Area
SCALE
0 2000 4000m
Minxcon

Figure 8: Leader Reef Geozones


Leader Reef Geozones
DPL
Area
Vermeulenskraal
Area
Tweepan
Area
N
SCALE
Minxcon

9.2.2 Compositing

The drillholes represent full reef composites, i.e. one intersection value per drill hole. The composite was then used in the estimation process.

9.2.3 Geostatistical Evaluation Method

The following applies to the Resource area and was undertaken using Minxcon's *'Res'* geostatistical program which utilizes Datamine™ as the platform software. Full reef composite mining cut values (Au content (cm.g/t)) have been interpolated into a 2D block model. The block model size of 500X500m was determined from the drill hole spacing, and the continuous nature of the ore body ('stationarity' principal). Simple kriging estimation technique was used, based primarily on drill hole spacing. Detailed checks were carried out to validate kriging outputs, including input data, kriged estimates and kriging efficiency checks.

The following parameters were used in the kriging process for both reef horizons:

- Point data - metal content (Au (cm.g/t)) and thickness (cm);
- 500m x 500m x 1m block size (X,Y,Z);
- Subcells employed;
- Parent cell estimation;
- Discretisation 5 x 5 x 1 for each 500m x 500m x 1m block;
- First search volume - approximately 1.5 times the variogram range (m);
    - Minimum number of samples 4 in search volume one (SVOL1);
    - Maximum number of samples 40 in search volume one (SVOL1);
- Second search volume 1.5 times first search volume;
    - Minimum number of samples: 2;
    - Maximum number of samples: 40;
- Third search volume was not employed due to drill hole spacing being adequate for search volumes 1 & 2;
- Interpolation method - Simple kriging.

- Metal Grade (Au g/t) was calculated from metal content and mining width;

9.2.4 Assumptions and Adjustments

The Basal Reef and Leader Reef at the Project Area are defined as consistent tabular ore bodies across the Project Area, which allowed a 2 dimensional ("2D") approach to the Mineral Resource estimation. Simple kriging estimation was employed. The estimation process utilised the gold metal content (cm.g/t) and thickness (cm). T2.5 (i) T4.1A (T4.1B T8 (ii)

A total of 110 accepted Basal Reef and 135 Leader Reef intersections were available for the Mineral Resource estimation, of which 15 Basal Reef intersections fell within the Resource area, and 124 Leader Reef intersections fells within the Resource area. The distance between drill holes varied between 600m and over one kilometre. The gold metal grade was estimated from metal content and mining width.

No audits or reviews have been conducted on the data used in the Mineral Resource estimation.

True widths of reef intersections were used for the Mineral Resource estimation.

Figure 9: Available Drill hole Intersections overlain on the Project Area


Drillhole Intersections Available
Drillhole Intersections Available Overlain on Farm Boundaries
N
LEGEND
Du Preez Leger Project
Borehole Locations
Scale
0
7500
15000m
Minxcon

9.2.5 Statistical Analyses

Statistical analyses were performed on the gold content (Au cm.g/t) and mining width (cm) of each domain within the Project Area, to develop an understanding of the statistical characteristics and sample population distribution relationships, in order for valid and geostatistically sound models to be generated. This section guides the manner in which the estimation is undertaken and reconciled to. The tables below

summarises the key descriptive statistics that should always be undertaken on data prior to modelling. Descriptive statistics in the form of histograms (frequency distributions) and probability plots (used to evaluate the normality of the distribution of a variable) were used to develop an understanding of such statistical relationships (refer to Appendix 6). Negative values in the tables below represent log space values.

Table 3: Statistical Analysis - Basal Reef

	Descriptive Statistics (Spreadsheet1)							
Variable	Valid N	Mean	Minimum	Maximum	Variance	Std.Dev.	Skewness	Kurtosis
DOM1_ALL_B_CW	13	62.846	15.9000	145.900	1192	34.532	1.020097	1.6342
DOM1_ALL_B_AU	13	28.968	6.0800	137.550	1420	37.689	2.38284	5.8480
DOM1_ALL_B_CMGT	13	1639.385	280.0000	9697.000	6351810	2520.280	3.159497	10.53040
Ln_DOM1_ALL_B_CW	13	3.991	2.7663	4.983	0	0.599	-0.658642	0.38240
Ln_DOM1_ALL_B_AU	13	2.849	1.8050	4.924	1	0.962	1.070670	0.3544
Ln_DOM1_ALL_B_CMGT	13	6.840	5.6348	9.180	1	0.974	1.099577	1.60290

	Descriptive Statistics (Spreadsheet3)							
Variable	Valid N	Mean	Minimum	Maximum	Variance	Std.Dev.	Skewness	Kurtosis
DOM2_ALL_B_CW	10	107.4500	21.60000	191.0000	5480.89	74.0331	-0.185274	-2.04423
DOM2_ALL_B_AU	10	4.4010	0.40000	12.2300	17.44	4.1765	1.277427	0.46396
DOM2_ALL_B_CMGT	10	297.4000	60.00000	789.0000	54965.82	234.4479	0.858596	0.69594
Ln_DOM2_ALL_B_CW	10	4.3352	3.07269	5.2523	0.94	0.9672	-0.429806	-2.16355
Ln_DOM2_ALL_B_AU	10	1.0026	-0.91629	2.5039	1.31	1.1435	-0.543768	-0.17608
Ln_DOM2_ALL_B_CMGT	10	5.3382	4.09434	6.6708	0.92	0.9592	-0.262402	-1.78599

	Descriptive Statistics (Spreadsheet5)							
Variable	Valid N	Mean	Minimum	Maximum	Variance	Std.Dev.	Skewness	Kurtosis
DOM3_ALL_B_CW	6	67.2833	19.20000	149.0001	3378.54	58.1252	0.793685	-1.76091
DOM3_ALL_B_AU	6	5.2150	0.20000	24.7900	92.40	9.6125	2.423081	5.90213
DOM3_ALL_B_CMGT	6	181.5000	5.00000	476.0000	33520.30	183.0855	0.780113	-0.46934
Ln_DOM3_ALL_B_CW	6	3.8682	2.95491	5.0039	0.83	0.9129	0.398611	-2.34362
Ln_DOM3_ALL_B_AU	6	0.5399	-1.60944	3.2104	2.45	1.5637	0.690733	2.22918
Ln_DOM3_ALL_B_CMGT	6	4.4144	1.60944	6.1654	2.86	1.6925	-0.879895	0.15544

	Descriptive Statistics (Spreadsheet7)							
Variable	Valid N	Mean	Minimum	Maximum	Variance	Std.Dev.	Skewness	Kurtosis
DOM4_ALL_B_CW	4	125.725	53.5000	296.300	13050.1	114.2372	1.94443	3.8315
DOM4_ALL_B_AU	4	14.875	3.6200	21.160	63.5	7.9714	-1.39056	1.52888
DOM4_ALL_B_CMGT	4	1251.500	797.0000	1600.000	146941.7	383.3297	-0.40501	-3.46714
Ln_DOM4_ALL_B_CW	4	4.587	3.9797	5.691	0.6	0.7556	1.68945	3.19382
Ln_DOM4_ALL_B_AU	4	2.507	1.2865	3.052	0.7	0.8276	-1.80704	3.26808
Ln_DOM4_ALL_B_CMGT	4	7.093	6.6809	7.378	0.1	0.3284	-0.64616	-2.27090

B - Basal Reef

CW - mining cut width

CMGT - value content

Table 4: Statistical Analysis - Leader Reef

	Descriptive Statistics (Spreadsheet9)							
Variable	Valid N	Mean	Minimum	Maximum	Variance	Std.Dev.	Skewness	Kurtosis
DOM1_ALL_LD_CW	11	113.6364	43.0000	265.000	5378.0	73.3347	1.355763	1.039607
DOM1_ALL_LD_AU	11	7.8964	2.4000	19.880	30.4	5.5120	1.281131	0.869898
DOM1_ALL_LD_CMGT	11	693.6364	344.0000	1996.000	199647.3	446.8190	2.904121	9.199703
Ln_DOM1_ALL_LD_CW	11	4.5644	3.7612	5.580	0.4	0.6008	0.314142	-0.382566
Ln_DOM1_ALL_LD_AU	11	1.8630	0.8755	2.990	0.4	0.6645	0.248711	-0.550244
Ln_DOM1_ALL_LD_CMGT	11	6.4261	5.8406	7.599	0.2	0.4549	1.611284	4.832942

2619

Variable	Descriptive Statistics (Spreadsheet11) Valid N	Mean	Minimum	Maximum	Variance	Std.Dev.	Skewness	Kurtosis
DOM2_ALL_LD_CW	8	94.1125	18.2000	256.2000	6627.14	81.4072	1.432940	1.291058
DOM2_ALL_LD_AU	8	3.5100	1.4500	10.4400	8.85	2.9750	2.27217	5.359725
DOM2_ALL_LD_CMGT	8	233.5000	98.0000	541.0000	24458.00	156.3905	1.31186	0.96147
Ln_DOM2_ALL_LD_CW	8	4.2328	2.9014	5.5460	0.73	0.8545	0.08839	-0.213806
Ln_DOM2_ALL_LD_AU	8	1.0433	0.3715	2.3456	0.40	0.6337	1.41508	1.91659
Ln_DOM2_ALL_LD_CMGT	8	5.2788	4.5849	6.2934	0.38	0.6148	0.59524	-0.89181

Variable	Descriptive Statistics (Spreadsheet13) Valid N	Mean	Minimum	Maximum	Variance	Std.Dev.	Skewness	Kurtosis
DOM3_ALL_LD_CW	11	142.272	42.0000	279.0000	5314.02	72.8973	0.47761	-0.13641
DOM3_ALL_LD_AU	11	1.2409	0.2500	2.8800	1.01	1.0051	0.69654	-1.27426
DOM3_ALL_LD_CMGT	11	165.545	13.0000	404.0000	18470.8	135.907	0.66172	-1.21003
Ln_DOM3_ALL_LD_CW	11	4.8168	3.7376	5.6312	0.35	0.5918	-0.668284	-0.12410
Ln_DOM3_ALL_LD_AU	11	-0.1238	-1.38629	1.0578	0.79	0.8914	0.098074	-1.65424
Ln_DOM3_ALL_LD_CMGT	11	4.6949	2.5649	6.0014	1.15	1.0722	-0.677843	0.03382

Variable	Descriptive Statistics (Spreadsheet15) Valid N	Mean	Minimum	Maximum	Variance	Std.Dev.	Skewness	Kurtosis
DOM4_ALL_LD_CW	2	222.000	86.000	358.000	36992.0	192.333		
DOM4_ALL_LD_AU	2	8.460	3.150	13.770	56.39	7.5095		
DOM4_ALL_LD_CMGT	2	1153.50	1127.00	1180.00	1404.50	37.4767		
Ln_DOM4_ALL_LD_CW	2	5.167	4.454	5.881	1.02	1.0085		
Ln_DOM4_ALL_LD_AU	2	1.886	1.147	2.622	1.09	1.0430		
Ln_DOM4_ALL_LD_CMGT	2	7.050	7.027	7.073	0.00	0.0325		

Variable	Descriptive Statistics (Spreadsheet17) Valid N	Mean	Minimum	Maximum	Variance	Std.Dev.	Skewness	Kurtosis
DOM5_ALL_LD_CW	13	73.623	13.0000	122.0000	802.85	28.3346	-0.37519	0.66421
DOM5_ALL_LD_AU	13	4.7185	2.0900	8.3400	3.34	1.8285	0.60920	-0.206484
DOM5_ALL_LD_CMGT	13	365.769	48.0000	745.0000	46495.5	215.628	0.2497	-0.893236
Ln_DOM5_ALL_LD_CW	13	4.1915	2.5649	4.8040	0.32	0.5623	-2.16441	6.068181
Ln_DOM5_ALL_LD_AU	13	1.4807	0.73716	2.1211	0.16	0.3975	-0.19953	-0.28409
Ln_DOM5_ALL_LD_CMGT	13	5.6728	3.87120	6.6134	0.63	0.7968	-1.06712	0.76929

Variable	Descriptive Statistics (Spreadsheet19) Valid N	Mean	Minimum	Maximum	Variance	Std.Dev.	Skewness	Kurtosis
DOM6_ALL_LD_CW	19	150.242	61.000	321.000	5447.30	73.8063	0.83635	-0.027592
DOM6_ALL_LD_AU	19	3.4416	0.730	8.750	4.48	2.1175	0.909140	0.76089
DOM6_ALL_LD_CMGT	19	432.6310	149.000	1163.00	62818.8	250.6368	1.739958	3.490581
Ln_DOM6_ALL_LD_CW	19	4.9003	4.1109	5.771	0.24	0.4875	0.096930	-0.99843
Ln_DOM6_ALL_LD_AU	19	1.0365	-0.3147	2.169	0.47	0.6845	-0.41869	-0.54096
Ln_DOM6_ALL_LD_CMGT	19	5.9372	5.0039	7.059	0.27	0.5185	0.311108	0.13837

Variable	Descriptive Statistics (Spreadsheet21) Valid N	Mean	Minimum	Maximum	Variance	Std.Dev.	Skewness	Kurtosis
DOM7_ALL_LD_CW	2	56.00000	35.00000	77.00000	882.0000	29.69848		
DOM7_ALL_LD_AU	2	0.31000	0.20000	0.42000	0.0242	0.15556		
DOM7_ALL_LD_CMGT	3	26.00000	7.00000	39.00000	283.0000	16.82260	-1.40082	
Ln_DOM7_ALL_LD_CW	2	3.94958	3.55535	4.34381	0.3108	0.55757		
Ln_DOM7_ALL_LD_AU	2	-1.23847	-1.60944	-0.86750	0.2752	0.52463		
Ln_DOM7_ALL_LD_CMGT	3	3.02507	1.94591	3.66356	0.8832	0.93980	-1.64611	

Variable	Descriptive Statistics (Spreadsheet23) Valid N	Mean	Minimum	Maximum	Variance	Std.Dev.	Skewness	Kurtosis
DOM8_ALL_LD_CW	30	104.543	31.000	256.00	2729.9	52.248	1.34378	2.2989
DOM8_ALL_LD_AU	30	6.6847	2.730	20.93	16.8	4.1011	1.78062	3.8351
DOM8_ALL_LD_CMGT	30	647.633	267.000	3252.00	307963.	554.944	3.78488	17.3402
Ln_DOM8_ALL_LD_CW	30	4.532	3.434	5.545	0.3	0.504	-0.39500	0.6480
Ln_DOM8_ALL_LD_AU	30	1.7551	1.004	3.041	0.3	0.5242	0.65824	-0.4468
Ln_DOM8_ALL_LD_CMGT	30	6.288	5.5872	8.087	0.3	0.551	1.28987	2.2276

Variable	Descriptive Statistics (Spreadsheet25) Valid N	Mean	Minimum	Maximum	Variance	Std.Dev.	Skewness	Kurtosis
DOM9_ALL_LD_CW	11	73.363	28.000	175.00	1639.9	40.495	1.66312	3.6190
DOM9_ALL_LD_AU	11	12.6482	4.260	42.55	128.1	11.317	2.17827	5.0709
DOM9_ALL_LD_CMGT	11	762.181	236.000	1689.00	223079.	472.312	0.74410	-0.26337
Ln_DOM9_ALL_LD_CW	11	4.1757	3.3322	5.165	0.3	0.505	0.27037	0.3855
Ln_DOM9_ALL_LD_AU	11	2.2747	1.449	3.751	0.5	0.714	0.82038	0.3271
Ln_DOM9_ALL_LD_CMGT	11	6.448	5.463	7.432	0.4	0.659	-0.07023	-1.3758

Variable	Descriptive Statistics (Spreadsheet27) Valid N	Mean	Minimum	Maximum	Variance	Std.Dev.	Skewness	Kurtosis
DOM10_ALL_LD_CW	8	58.250	16.0000	91.000	812.21	28.4993	-0.53472	-1.2599
DOM10_ALL_LD_AU	8	1.992	0.0000	4.910	3.12	1.7689	0.92463	-0.4650
DOM10_ALL_LD_CMGT	8	114.000	0.0000	262.000	8364.57	91.4580	0.54352	-0.82942
Ln_DOM10_ALL_LD_CW	8	3.9094	2.7725	4.510	0.435	0.6599	-1.0671	-0.3826
Ln_DOM10_ALL_LD_AU	7	0.578	-0.5108	1.591	0.581	0.7625	0.1619	-0.9739
Ln_DOM10_ALL_LD_CMGT	7	4.652	3.49651	5.568	0.564	0.7508	-0.3734	-0.9277

Variable	Descriptive Statistics (Spreadsheet29) Valid N	Mean	Minimum	Maximum	Variance	Std.Dev.	Skewness	Kurtosis
DOM11_ALL_LD_CW	8	98.625	48.2000	160.000	1401.97	37.4430	0.17562	-0.2293
DOM11_ALL_LD_AU	8	1.9087	1.0200	2.820	0.451	0.6718	0.24017	-1.17052
DOM11_ALL_LD_CMGT	8	176.000	70.0000	271.000	3377.71	58.1181	-0.34625	1.4664
Ln_DOM11_ALL_LD_CW	8	4.5207	3.8753	5.0752	0.17	0.4162	-0.5761	-0.4648
Ln_DOM11_ALL_LD_AU	8	0.5891	0.0198	1.0367	0.13	0.3682	-0.2449	-1.10241
Ln_DOM11_ALL_LD_CMGT	8	5.109	4.2486	5.6021	0.161	0.4008	-1.50367	3.2635

L - Leader Reef
CW - mining cut width
CMGT - value content

9.2.6 Variography

Variograms are an essential tool for investigating the spatial relationships of samples. Variograms for metal content (Au cm.g/t) and mining width ("CW") were modelled. Anisotropy was investigated, although all variograms are deemed best represented by omni-directional models. The tables below summarise the variogram model parameters for the Resource area.

Table 5: Variogram Parameters - Basal Reef

				STRUCTURE 1			STRUCTURE 2			
	GEOZONE	NUGGET	ST1	RANGE 1 X	RANGE 1 Y	ST1PAR4	RANGE 2 X	RANGE 2 Y	ST2PAR4	Nugget:Sill Ratio
CW	1	245.97	1	995	995	692	1820	1820	357	19.0
CW	2	532.21	1	498	498	1605	1041	1041	1241	15.8
CW	3	2398.06	1	585	585	5084	1178	1178	5568	18.4
CW	4	532.21	1	498	498	1605	1041	1041	1241	15.8

				STRUCTURE 1			STRUCTURE 2			
	GEOZONE	NUGGET	ST1	RANGE 1 X	RANGE 1 Y	ST1PAR4	RANGE 2 X	RANGE 2 Y	ST2PAR4	Nugget:Sill Ratio
cm.g/t	1	165414.91	1	1307	1307	369687	-	-	-	30.9
cm.g/t	2	4192.20	1	515	515	6878	1015	1015	4811	26.4
cm.g/t	3	4192.20	1	515	515	6878	1015	1015	4811	26.4
cm.g/t	4	38542.79	1	542	542	57146	1390	1390	51253	26.2

Range quoted in metres
CW -width
cm.g/t - value content
Nugget:Sill Ratio - expressed as %

Table 6: Variogram Parameters - Leader Reef

			STRUCTURE 1			STRUCTURE 2			
	GEOZONES	NUGGET	RANGE 1 X	RANGE 1 Y	ST1PAR4	RANGE 2 X	RANGE 2 Y	ST2PAR4	NUGGET:SILL RATIO
CW	1	537.80	1251	1251	2420	2651	2651	2420	10.00
CW	2	662.71	1196	1196	3591	2559	2559	2373	10.00
CW	3	990.08	1259	1259	2710	2601	2601	1614	18.63
CW	4	154.11	1272	1272	306	2544	2544	343	19.20
CW	5	154.11	1272	1272	306	2544	2544	343	19.20
CW	6	544.74	1278	1278	2451	2555	2555	2451	10.00
CW	7	990.08	1259	1259	2710	2601	2601	1614	18.63
CW	8	615.17	1191	1191	1212	2059	2059	903	22.54
CW	9	436.25	1187	1187	728	2461	2461	426	29.65
CW	10	159.88	1047	1047	225	2483	2482	222	26.31
CW	11	305.72	1033	1033	606	1829	1829	450	21.81

			STRUCTURE 1			STRUCTURE 2			
	GEOZONES	NUGGET	RANGE 1 X	RANGE 1 Y	ST1PAR4	RANGE 2 X	RANGE 2 Y	ST2PAR4	NUGGET:SILL RATIO
cm.g/t	1	54964.97	1199	1199	71849	1877	1877	72833	27.53
cm.g/t	2	7142.28	1054	1054	6654	1669	1669	10662	29.20
cm.g/t	3	3637.25	1515	1515	7217	2189	2189	7617	19.69
cm.g/t	4	54964.97	1199	1199	71849	1877	1877	72833	27.53
cm.g/t	5	2693.41	1272	1272	6169	2263	2263	7251	16.71
cm.g/t	6	3488.41	1281	1281	9913	1893	1892	3352	20.82
cm.g/t	7	79.33	1098	1098	118	1801	1801	86	28.03
cm.g/t	8	17264.20	1274	1274	34157	2549	2549	16948	25.25
cm.g/t	9	61321.89	1162	1162	83827	2020	2020	72931	27.49
cm.g/t	10	1603.65	1056	1056	3527	1762	1762	2152	22.02
cm.g/t	11	735.17	1029	1029	1599	1756	1756	1024	22.36

Range quoted in metres
CW -width
cm.g/t - value content
Nugget:Sill Ratio - expressed as %

Cutting/Capping

Cutting/capping of outlier data is undertaken in the variography process in order to model the population variance which is not unduly influenced by outlier values. No Capping or cutting is undertaken during the kriging exercise. Use of the log normal and normal probability plots aids in determining the outliers that

would be capped/cut in the variography stage. The following domains were capped/cut in the variography process:-

Table 7: Capped/Cut Values for Basal and Leader Reef Domains

Reef	Domain	Capped/Cut Value
Basal Reef	1	3,000
	2	500
	3	280
Leader Reef	4	300
	5	500
	6	600
	8	1,200

9.2.7 Resource Classification

The accuracy of the Mineral Resource classification is a function of the confidence levels inherent in the entire process comprising drilling, sampling, geological understanding and geostatistical relationships. The following aspects or parameters were considered for Mineral Resource classification:

1. Sampling - quality assurance & quality control (QA/QC):
    a. Measured: high confidence, no problem areas;
    b. Indicated: high confidence, some problem areas with low risk;
    c. Inferred: some aspects might be of medium to high risk.
2. Geological confidence:
    a. Measured: high confidence in the understanding of geological relationships, continuity of geological trends and sufficient data;
    b. Indicated: Good understanding of geological relationships;
    c. Inferred: geological continuity not established.
3. Number of samples used to estimate a specific block:
    a. Measured: at least 4 boreholes within variogram range and minimum of twenty one-metre composited samples;
    b. Indicated: at least 3 boreholes within variogram range and a minimum of twelve one-metre composite samples;
    c. Inferred: less than 3 boreholes within the variogram range.
4. Kriged variance:
    a. This is a relative parameter and is only an indication and used in conjunction with the other parameters.
5. Distance to sample (variogram range):
    a. Measured: at least within 60% of variogram range;
    b. Indicated: within variogram range;
    c. Inferred: further than variogram range.
6. Lower confidence limit (blocks):
    a. Measured: less than 20% from mean (80% confidence);
    b. Indicated: 20%-40% from mean (80%-60% confidence);
    c. Inferred: more than 40% (less than 60% confidence).
7. Kriging efficiency:
    a. Measured: more than 40%;
    b. Indicated: 20-40%;
    c. Inferred: less than 20%.
8. Deviation from lower 90% confidence limit (data distribution within Resource area considered for classification):
    a. Measured: less than 10% deviation from mean;

b. Indicated: 10-20%;
c. Inferred: more than 20%.

9.3 Effect of Modifying Factors

T5.5B (

No account of any modifying factors such as mining methods, metallurgical treatment processes and parameters, taxation, socio-economic, marketing or political factors have been taken into account.

9.4 Technical Parameters affecting the Resource Declaration

No mining or plant recoveries factors have been built into the Mineral Resource model. However, the Mineral Resource is calculated based on mining cut widths.

10 MINERAL RESOURCE CLASSIFICATION

10.1 Summary of Mineral Resources

The table below details the Mineral Resource with regards to reef versus Resource cut (minimum stoping width of 120cm) both at a zero cut-off and a cut-off of 250cm.g/t. This cut-off was based on cut-offs used by the adjacent gold mines, e.g. Harmony operations. T5.4B T5.7 T5.7

Table 8: Mineral Resources of the Du Preez Leger Project as at November 2008

Mineral Resource Area	Cut-Off	TONNAGE		% GEO LOSS	TONNAGE		Au	Diluted Au	CW	SW	Content	
		REEF	SW		REEF	SW						
	(cm.g/t)	t	t		t	t	g/t	g/t	cm	cm	g	Moz
BASAL REEF												
	0	1,816,826	3,572,100	10	1,635,143	3,214,890	18.15	9.15	61	120	29,416,244	0.946
	250	1,760,658	3,483,000	10	1,584,592	3,134,700	18.57	9.35	61	120	29,309,445	0.942
Du Preez Leger	500	1,760,658	3,483,000	10	1,584,592	3,134,700	18.57	9.35	61	120	29,309,445	0.942
	0	10,715,553	12,970,356	10	9,643,998	11,673,321	7.38	6.72	110	133	78,444,717	2.522
	250	8,771,553	9,082,356	10	7,894,398	8,174,121	10.07	9.58	134	139	78,144,597	2.512
Vermeulenskraal	500	8,771,553	9,082,355	10	7,894,399	8,174,121	10.07	9.58	134	139	78,144,597	2.512
	0	12,532,378	16,642,456	10	11,279,140	14,888,210	8.94	7.24	103	130	107,790,640	3.466
	250	10,532,211	12,565,356	10	9,478,990	11,308,820	11.49	9.50	122	134	107,433,370	3.454
Total Basal Reef	500	10,532,211	12,565,356	10	9,478,990	11,308,820	11.49	9.50	122	134	107,433,790	3.454
LEADER REEF												
	0	23,821,901	31,040,980	10	21,439,711	27,936,882	6.1	4.57	92	120	127,671,551	4.105
Du Preez Leger	250	22,653,921	29,873,000	10	20,388,528	26,885,700	6.26	4.68	91	120	125,825,076	4.045
	0	21,690,811	26,895,113	10	19,521,730	24,205,601	3.46	2.55	108	134	61,724,283	1.984
Vermeulenskraal	250	15,988,593	20,683,412	10	14,389,734	18,615,071	4.11	2.98	105	136	55,472,812	1.783
	0	8,794,186	11,877,079	10	7,914,767	10,689,371	2.99	3.44	92	124	26,937,215	0.866
Millo/Tweepan	250	6,672,433	7,559,779	10	6,005,190	6,803,801	4.44	3.87	111	126	26,262,672	0.844
Total Leader Reef	0	54,306,898	69,813,172	10	48,876,208	62,831,854	4.54	3.60	98	126	216,428,843	6.959
	250	45,314,947	58,116,191	10	40,783,453	52,304,672	5.23	3.98	99	126	207,607,470	6.674
TOTAL BASAL AND LEADER REEF												
Basal + Leader Reefs	0	66,839,276	86,355,628	10	60,155,349	77,720,066	5.37	4.30	99	127	334,198,280	10.746
	250	55,847,158	70,681,547	10	50,262,443	63,613,393	6.41	4.96	103	128	315,622,429	10.144

Notes:
3. SW – Minimum Stoping Width of 120cm
4. CW – Corrected Channel Width

The total Inferred Mineral Resource (diluted to stoping width) for the Du Preez Leger Project at a cut off grade of 250cm.g/t is 63,613,393t at a grade of 4.96g/t.

Possible opportunities that may affect the Mineral Resources include:-

T19B

- Mine reefs on incremental basis, in order to incorporate low-grade areas into production;
- Increases in the Mineral Resources could result from significant change to the commodity prices and modifying factors which impact the cut-off grade currently used to state the Resources; and
- Review of the uranium potential of the mineralised horizons.

10.2 Basis of Classification of Mineral Resources

All the aspects of the Project Mineral Resource estimate are compliant with the specifications embodied in the SAMREC Code. The Mineral Resource pertains to Au grades (g/t) at a cut-off of 250cm.g/t. All Mineral Resource estimation carried out by Minxcon adheres to the guidelines stipulated in the SAMREC Code.

Only Mineral Resources have been estimated for this report. All Mineral Resources have been classified as Inferred Mineral Resources, according to the specifications of the SAMREC code.

Based on the drill hole spacing and kriging efficiencies of the estimates, and a number of other parameters, the Mineral Resource estimate was deemed to fulfil the requirements of being an Inferred Mineral Resource. T7B

10.3 Relationship of the QP to the Issuer

Apart from having been contracted to compile this report, the QP's have no commercial or other relationship with FSD. The QP who undertook the Mineral Resource estimation and compilation of this Technical Report was Mr C J Muller (B.Sc. (Geol.) Rand Afrikaanse University, Pr. Sci. Nat. (400201/04)).

11 FURTHER WORK

Proposed further work on the Project will include an in-depth review of the available data by a competent geological consulting company with the possible progression, depending upon the results of the aforesaid review, to drilling of up to four geological boreholes as envisaged in the Prospecting works Programme.

The estimated funding requirements for exploration for 2009 and 2010 is ZAR5.185 million, and the Company has sufficient cash resources to fund future exploration and environmental work. 12.9

12 GOLD MARKETS T5.8

Since 2001, the US$ gold price has steadily been increasing, reaching a high of US$1,011/oz in March 2008, which is the highest gold price ever recorded. The average quarterly price for the first quarter of 2008 was US$924.83/oz, up US$138.58/oz from the final quarter of 2007. An encouraging sign is that both consumers and investors pushed demand for gold to a record level of US$79.2 billion in 2007 (a 20% increase from 2006 figures), according to figures published by the World Gold Council ("WGC"), with all categories of demand (jewellery, industrial and investment) recording double-digit year-on-year growth in dollar terms.

In 2007, the supply of gold fell by 3% below 2006 levels to 3,469 tonnes. Mine output remained similar to that of 2006. An increase in de-hedging, which rose to 400 tonnes from 373 tonnes, and a 15% fall in scrap supply were largely, but not entirely offset, by higher level of central bank sales (World Gold Council Website, April 2008).

Figure 10: Global Gold Supply and Demand Distribution


Global Gold Supply (Tons)
2007
Old gold scrap
Offical sector sales
Total Mine Supply
Global Gold Demand (Tons)
2007
ETF's and similar
Bar & Coin retail Investment
Industrial and Dental
Jewellery

For now, the outlook for gold remains buoyant. Historically drivers for gold creating market uncertainty and prompting investors to opt for gold as alternative investment were:-

- political uncertainty;
- currency fluctuation;
- stock market uncertainty;
- high inflation and low real interest rates;
- global economic uncertainty.

Although the gold market has never again experienced hyperinflation like was seen in the early 1980's, it still has an impact as illustrated in the figure below, effectively lowering the real interest rate in the US.

Figure 11: Gold Price and Real Interest Rate Relationship


Gold (US $/oz)
US Real Interest Rate (%)
1 200.00
1 000.00
800.00
600.00
400.00
200.00
-
25.00
20.00
15.00
10.00
5.00
0.00
Jan-80 Jan-82 Jan-84 Jan-86 Jan-88 Jan-90 Jan-92 Jan-94 Jan-96 Jan-98 Jan-00 Jan-02 Jan-04 Jan-06 Jan-08

Source: Kitco; Economic Research - Federal Reserve Bank of St Louis

The real rate of short term interest is currently following a downward trend, going close to negative territory therefore forcing investors to find alternative investments. In addition to this, the continued credit crisis and depreciation of the US$ has led to increased gold purchases as a safe haven asset and dollar hedge. These factors underpinned the gold price reaching levels above US$1000/oz. The gold price has seen a significant turnaround since March 2001, when the price hovered around the US$260/oz level, currently trading at between US$750/oz to US$900/oz, levels last seen in the 1980's.

Figure 12: Gold Price in US$ and SA Rand


Gold (US $/oz)
Gold Price (ZAR/kg)
Gold Price (US$/oz)
Gold Price (ZAR/kg)
1 200.00
1 000.00
800.00
600.00
400.00
200.00
-
300 000
250 000
200 000
150 000
100 000
50 000
-
Jan-80 Jan-82 Jan-84 Jan-86 Jan-88 Jan-90 Jan-92 Jan-94 Jan-96 Jan-98 Jan-00 Jan-02 Jan-04 Jan-06 Jan-08

Source: Kitco; Statistics South Africa

Gold prices during 2007 have largely been attributed to the interplay between investors and the jewellery sector. The year saw capital flowing into such homes as exchange traded funds ("ETF's"), allocated metal accounts and the futures markets. The United States and world markets are currently dominated by the fallout from the housing and financial sector crisis in the US. The first quarter of 2008 was beset by announcements of massive sub-prime related write downs and record losses in the banking sector. Sharp falls in the value of financial stocks dragged down world equity markets.

Figure 13: Gold Price and US$ - Euro Relationship



Gold (US $/oz)
U.S. / Euro Foreign Exchange Rate
1100
1000
900
800
700
600
500
400
300
200
1.6
1.5
1.4
1.3
1.2
1.1
1
0.9
0.8
Jan-99
Jan-00
Jan-01
Jan-02
Jan-03
Jan-04
Jan-05
Jan-06
Jan-07
Jan-08

Source: Kitco; Economic Research - Federal Reserve Bank of St Louis

Despite the recent financial market turmoil which usually boosts the demand for the metal, the price of gold has fallen in recent months. However in recent days investors have showed renewed interest in Gold as an alternative investment.

On balance the price is expected to return to the US$800-900/oz band over the next two years. The higher gold price has triggered renewed interest on the areas previously ignored on the Witwatersrand Complex. This is evident in the listing of Witwatersrand Consolidated Gold Resources with exploration targets in the area of interest. The company has drawn significant interest and has a market Capitalisation of ZAR1.080bn

13 SOUTH AFRICA'S FINANCIAL AND ECONOMIC STATUS

Since its democracy, the country has enjoyed a period of relative political and social stability. South Africa has been considered to have the most advanced economy on the African continent and it also provides the gateway to Sub-Saharan Africa. It is classified as a middle-income emerging market with well developed financial, legal and judicial systems and modern infrastructure. It has a stock exchange that ranks among the 10 largest in the world.

The South African government promotes and encourages foreign investment although foreign investors are treated substantially the same as domestic investors. They receive access to the same export incentive programs and tariffs, tax allowances and other trade regulations. Profits earned by a non-resident shareholder in a South African company can be freely remitted through an authorized dealer or bank in South Africa.

South Africa is rich in mineral resources and is the world's largest producer of gold, chromium, platinum and vanadium, and ranks within the top ten in production of diamonds, iron ore, palladium, manganese, nickel and titanium.

South Africa's GDP was estimated at US$587.5bn for 2006 with an annual real growth rate of 5%. South Africa's inflation rate has decreased over the last ten years and is estimated at 4.6% for 2006 and South Africa's exports amounted to US$63.7bn for 2006 (CIA World Fact Book, 2008).

South Africa's economic policy is fiscally conservative, but pragmatic, focusing on targeting inflation and liberalizing trade as means to increase employment and of the national income (CIA World Fact Book, 2006).

Recent legislation has created a changing business environment in South Africa. Black Economic Empowerment ("BEE"), increased social responsibility, new regulations relating to employment opportunities for historically disadvantaged South Africans ("HDSA's) and ownership of all mineral rights reverted to the state have become important social and political issues.

Figure 14 illustrates the Economist Intelligence Unit's Business Environment ranking for the first 100 out of 150 countries the unit analysis. The operational risk model quantifies the risks to business profitability in each of the countries covered by the service. In these assessments the EIU takes into account present conditions and their expectations for the coming two years. The operational risk model considers ten separate risk criteria:

- security
- political stability
- government effectiveness
- the legal and regulatory environment
- macro-economic risks
- foreign trade and payments issues
- labour markets
- financial risks
- tax policy
- the standard of local infrastructure

The EIU then assess the ten criteria on a scale of 0-100, with 0 indicating very little risk to business profitability and 100 indicating very high risk.

Figure 14: EIU Business Environment Ranking


0
10
20
30
40
50
60

	Country	Score
1	Switzerland	A
2	Denmark	A
3	Singapore	A
4	Sweden	A
5	Finland	A
6	Norway	A
7	Austria	A
8	Luxembourg	A
9	Netherlands	A
10	United Kingdom	A
11	Australia	A
12	Canada	A
13	Hong Kong	A
14	France	A
15	Germany	A
16	Belgium	A
17	Malta	A
18	New Zealand	A
19	Ireland	A
20	Chile	B
21	Iceland	B
22	Cyprus	B
23	Slovenia	B
24	Spain	B
25	Estonia	B
26	Taiwan	B
27	Japan	B
28	Portugal	B
29	United States of America	B
30	Italy	B
31	Greece	B
32	Latvia	B
33	Lithuania	B
34	Mauritius	B
35	Botswana	B
36	Czech Republic	B
37	Hungary	B
38	Israel	B
39	Poland	B
40	Slovakia	B
41	Qatar	B
42	South Korea	B
43	United Arab Emirates	B
44	Costa Rica	B
45	Malaysia	B
46	Oman	B
47	Bahrain	B
48	Bulgaria	B
49	Cape Verde	B
50	Namibia	B
51	Panama	B
52	Croatia	B
53	Romania	B
54	Jordan	B
55	Egypt	C
56	Mexico	C
57	Uruguay	C
58	Georgia	C
59	Kuwait	C
60	South Africa	C
61	Trinidad and Tobago	C
62	El Salvador	C
63	Jamaica	C
64	Tunisia	C
65	Burkina Faso	C
66	Lesotho	C
67	Seychelles	C
68	Brazil	C
69	Peru	C
70	China	C
71	Guyana	C
72	Saudi Arabia	C
73	Mozambique	C
74	Turkey	C
75	Bosnia and Hercegovina	C
76	Bangladesh	C
77	Benin	C
78	Ghana	C
79	India	C
80	Macedonia	C
81	Madagascar	C
82	Senegal	C
83	Albania	C
84	Gabon	C
85	Morocco	C
86	Serbia	C
87	Sri Lanka	C
88	Argentina	C
89	Cuba	C
90	Lebanon	C
91	Libya	C
92	Philippines	C
93	Tanzania	C
94	Belize	C
95	Colombia	C
96	Swaziland	C
97	Thailand	C
98	Zambia	C
99	Angola	C
100	Armenia	C

(AAA=least risky, E=most risky)

Source: EIU - August 2008

14 SOUTH AFRICAN MINING LAW

The Mineral and Petroleum Resource Development Act of 2002 ("MPRDA" or "the Act") was enacted in South Africa on 1 May 2004. This Act defines the State's legislation on Mineral Rights and Mineral transactions in South Africa. One of the focus points of the Act is that it emphasises that the government does not accept the dual State and private ownership of Mineral Rights in South Africa, and the long-term objective is for all Mineral Rights to vest in the State.

The Act entrenches a "use it and keep it" principle that will be applied to companies or individuals who owned old order, i.e. rights in force immediately before the date on which the Act took effect, Mineral Rights, Prospecting Permits and Mining Licences under the previous legislation. Under the provisions of the Act, privately held old order Mineral Rights must be transferred into Rights to prospect and Mine. In due course, all Minerals in South Africa will vest in the State and private persons and mining and exploration companies must apply for new order rights to mine or prospect for Minerals. In the Act, the State has reaffirmed its commitment to guaranteeing security of tenure in respect of prospecting and mining operations. However, the Act does not allow for the hoarding Mineral rights to the exclusion of new entrants to the Minerals industry.

A further objective of the Act is the pursuance of the government's policy of furthering black economic empowerment ("BEE") within South Africa's Minerals industry, by encouraging Mineral exploration and mining companies to enter into equity partnerships with BEE companies.

The Act also makes provision for the implementation of social responsibility procedures and programmes by Mineral Resource companies. Applicants for rights to prospect and Mine will be required to provide details of these criteria under Schedule II of the Act, which details the Transitional Arrangements.

Schedule II of the Act outlines certain transitional arrangements whereby holders of old order Mineral Rights were required to lodge for conversion of the right within one year. This deadline therefore lapsed on 1 May 2005 and all old order Mineral Rights that were not converted to new order Prospecting or Mining Rights was transferred back to the State.

Any old order Prospecting Permits continued in force for a period of two years from the date on which the Act took effect. This deadline lapsed on 1 May 2006 and if companies had not lodged for conversion of the permits to new order Prospecting Rights, the old order Prospecting Permits became invalid.

Old order Mining Licences or Authorisations continue in force for a period of five years from the date on which the Act took effect and will lapse on 1 May 2009 or on the date up to which the Mining Licence is valid, if this date precedes 1 May 2009. Applications to convert these rights to new order mining rights must be lodged before 1 May 2009.

Holders of unused old order rights had the exclusive right to apply for a Prospecting or Mining Right within one year of the Act coming into effect, failing which the right ceased to exist.

14.1 Mining Charter

The Mining Charter, which came into effect on 1 May 2004, provides a framework to assist mining companies to carry out their obligation to comply with sections 2(d) and 2(f) of the MPRDA. The Mining Charters main objectives are:-

- to promote equitable access to South Africa's Mineral Resources for all the people of South Africa;

- to substantially and meaningfully expand opportunities for historically disadvantaged South Africans ("HDSA's"), including women, to enter the mining and minerals industry and to benefit from the exploitation of South Africa's Mineral Resources;
- to utilise the existing skills base for the empowerment of HDSA;
- to expand the skills base of HDSA to serve the community;
- to promote employment and advance the social and economic welfare of mining communities and areas supplying mining labour; and
- to promote beneficiation of South Africa's mineral commodities beyond mining and processing, including the production of consumer products.

The Mining Charter also clarifies that it is not the Government's intention to nationalise the mining industry. To achieve these objectives, the Mining Charter requires that each mining company achieves a 15% HDSA ownership of mining assets within five years and a 26% HDSA ownership of mining assets within 10 years. Ownership can comprise active involvement, through HDSA controlled companies (where HDSA own at least 50% plus one share of the company and have management control), strategic joint ventures or partnerships (where HDSA own at least 25% plus one vote and there is joint management and control) or collective investment vehicles (the majority ownership of which is HDSA based) or passive involvement, particularly through broad based vehicles like employee stock option plans.

When considering applications for the conversion of existing licenses, the government will take a "scorecard" approach to ascertain a company's compliance with the charter. In February 2003, the Department of Minerals and Energy ("DME") published the scorecard, which is intended to facilitate the application of the Mining Charter and measure compliance with the empowerment requirements of the MPRDA for the purpose of determining whether an application for conversion of old order rights to new order rights should be granted. The scorecard sets out the requirements of the Mining Charter in tabular form, which allows the DME to check areas where a mining company is in compliance. The scorecard covers the following areas:-

- Human Resource development;
- Employment equity (including participation in management and participation by women);
- Migrant labour;
- Mine community and rural development;
- Housing and living conditions;
- Ownership and joint ventures;
- Beneficiation; and
- Reporting.

The Mining Charter, together with the scorecard, provides a system of "credits" or "offsets" with respect to measuring compliance with HDSA ownership targets. The charter also requires mining companies to submit annual, audited reports on progress towards their commitments.

14.2 The Royalty Bill

The National Treasury recently released the fourth draft of the Mineral and Petroleum Resources Royalty Bill, for a final round of public comment and parliamentary review. The tax base for the Mineral and Petroleum Resources royalty regime as defined in both the first and second draft Bills was gross sales. In the latest draft of the Bill, gross sales are confirmed as the tax base, but it also takes into account the process of beneficiation. In general, beneficiation expenses in the gold industry relate to smelting, refining and processing. These expenses qualify as deductible expenditure, but in the case of gold are very

low at 0.4%. In addition to a revised tax base, the royalty rates have also been reviewed. Both the first and second draft Bills incorporated specific, but differential royalty rates for the various minerals.

In the second draft Bill the specific royalty rates were reduced and, in addition, dual royalty rates were introduced for certain minerals (with a lower rate for refined minerals). The latest royalty rate structure will be based on a formula that takes into account the profitability of a company, as follows:-

$$\text{Royalty Rate} = \frac{0.5 + \text{EBIT} \times 100}{\text{Gross sales for the assessment period} \times 12.5}$$

15 VALUATION OF THE PROJECT 12.9 (g)

The value enhancement of mining Projects typically takes on the shape of an S-curve over the different stages of the Mineral Resource upgrade, from the discovery of the deposit through to the mineral Project's commissioning stage.

The methodologies used in valuing a Project differ depending on whether the Project is at the exploration stage or the producing stage. Minxcon considered the following valuation methodologies, which are internationally acceptable methods of valuing mineral Projects:-

- **Historical Cost Method:** Used to value early stage exploration Projects ("moose pasture" with a few boreholes drilled and encouraging results obtained);
- **Comparative Value Approach:** Used to value middle stage exploration Projects (several boreholes drilled with encouraging results) and a resource statement;
- **Discounted Cash Flow:** Used to value late stage exploration Projects through to development Projects (pre-feasibility study already completed with positive results decision made to carry out a full bankable feasibility study, the bank financing lined up or construction to begin in the next 6 months).

The following table illustrates the acceptable methods of mineral Project valuation compared to a Projects development level as detailed in the SAMVAL Code:-

Table 9: Acceptable Methods of Mineral Project Valuation

Valuation Approach	Valuation Methodology	Dormant Properties	Exploration Properties	Development Properties	Mining Properties	Defunct Properties
Cash Flow Capitalisation (DCF)	DCF	No	No	Yes	Yes	No
Sales\Market Comparisons	Comparable	[illegible]	Yes	Yes	[illegible]	Yes
Cost	Historical cost	Yes	[illegible]	No	No	[illegible]

	Most Acceptable Method and Widely Used
	Acceptable Method and quite widely used
	Less acceptable method, less widely used and poorly understood
	Not Generally Used

Standard Methods of valuation were used to value the Du Preez Leger Project, which in this instance comprised the comparative value method of valuation. The analysis was also compared to most recent transactions in the market and the market value of listed companies.

15.1 Comparative Value Method

The Comparative Value Method is based upon other, preferably recent, arm's length transactions of a similar nature. It is generally based upon a monetary value per unit of Resource (where available) or per unit of defined mineralisation. Minxcon has plotted the total values of transactions of a similar nature on a graph in relation to their specific stage of exploration, in order to make the necessary comparisons.

The Minxcon Gold Value Curve is based on a database of 30 historical transactions. This methodology, particularly when used on Projects located in the reasonably consistent Witwatersrand Complex, provides some guidance to the valuator and gives a range of values paid for prospective ground. The valuation was also benchmarked against other valuations that Minxcon and other institutions conducted on properties in the area. However, one of the biggest shortfalls of this valuation method is that a transaction between two parties took place at a specific point in time in the past, and therefore fixes the value at a specific Gold Price and Rand/Dollar exchange rate. A mechanism was developed by Minxcon that takes this into account.

It is well known that mining share prices are highly geared towards changes in economic business cycles, not only because of financial gearing, but also as a result of market expectations. The same applies to the value of exploration companies and targets. Inflated prices, as a result of higher demand, and strategic decisions are factored into a Project and result in an increase in value. To cater for this, Minxcon recorded a three month average gold price and Rand/Dollar exchange rate that preceded the valuation date.

By comparing the historical metal prices and exchange rates to those used to evaluate the prospective Project, an adjustment can be made to the historical transaction value to enable the valuator to compare Projects using a similar price basket. This is a simple linear calculation, which is conservative considering that the gearing of mining profits could be as much as 40% on price changes of 10%.

Once these values had been adjusted, the numbers were used to produce an S-curve from a Gompertz Curve formula, a mathematical model for a time series, where value increase is the slowest at the start and end of a time period, a phenomenon associated with mineral Projects. This was then plotted on a graph showing the increase in value during the process of Mineral Resource upgrade.
It is important to bear in mind that although historic transaction values were scientifically calculated, a valuation of a resource still remains largely subjective. However, in the absence of other reliable valuation methods, Minxcon prefers this method as it gives the user some guidance to what price ranges to expect. These numbers are also regularly tested against DCF values on a per oz basis, taking into account the dilution factors associated with the Resource to Reserve conversion.

15.1.1 Price Adjustment T5.7

In order to determine the value of the reported Resources, historic transaction prices were used. These transaction prices were however adjusted to current terms by using a 3 month historic average preceding the calculation date. The following gold price and exchange rate were used in the price adjustment to current day terms:

Exchange Rate:	R8.51/US$
Gold Price:	US$825/oz

Gold Price (ZAR) ZAR225,832/kg

This principle is used to reflect the current market expectation that is likely to drive the fair market value. Whilst this curve reflects the average industry values, Minxcon then calculate a project specific comparative, that is based on the risks associated with that specific project.

15.1.2 Principal Project Risk

There are specific project risks associated with each stage of project development. Initially, risk associated with the physical characteristics of an orebody is high. As a project moves past the feasibility stage and into detailed design, construction, start-up, and full operation, the uncertainty associated with the risk components is reduced. There is, however, less reduction in uncertainty with regard to the resources, mine life, and grade until well into the operating life, and because of the inherent unknowns in geology, some uncertainty persists until the end of the life of a mine. Figure 15 was derived from the results of a CIM survey where the respondents were asked to rank a list of mining project risks. Minxcon adopted these principles to calculate project specific risk and made minor changes that emulates the characteristics of the South African gold mining industry. The Project value attributors are measured against what Minxcon believes are the major influencing factors in the decision making process to determine the value of a Project, at its specific stage of development. Figure 15 represents the combined index (From 0 to 10) for the different Projects which were each analysed, on its own merit against an industry average.

Figure 15: Analysis of Average Project Value Attributors


Index
0
2
4
6
8
Depth
Scale of Project (Resource)
Mining/Process Method
Infrastructure
Data Quality
Title/Ownership
Geology
Deposit type
Stage of development
Strategic
Ability to increase resource
Social & Environmental
Industry
Project

The following table illustrates how the average US$/oz of the Du Preez Leger Project stack up against the industry norm and these factors were also taken into account in the valuation of the Project area. A discount was placed on the value due to the relatively low confidence levels in the Project as illustrated in Figure 15.

Table 10: Values Attributable to the Du Preez Leger Project

	Du Preez Leger Average	Industry
Inferred	$5.55/oz	$9.21/oz

15.1.3 Valuation Curve

The following diagram illustrates the derived industry valuation curve developed by Minxcon for historic Gold transactions and plotted onto it, the Du Preez Leger Project, which was valued on a comparative basis.

Figure 16: Comparative Valuation



Gold Comparative Analysis
US$/Oz
Minxcon
Du Preez Leger Project
Inferred
US$9.21/oz
Indicated
US$28.02/oz
Measured
US$62.34/oz

Note: Dots and Curve are derived from actual numbers by using Gompertz Curve

15.1.4 Market Comparison

As part of the valuation methodology, similar JSE listed gold companies were assessed and their enterprise value ("EV") was calculated. From these, their average market related dollar per ounce of resource value was calculated:-

Table 11: Market Related Values Per Ounce of Mineral Resource

Company	EV/oz
Aflease Gold	$3.00
Central Rand Gold	$3.55
DRD Gold	$1.85
Simmer and Jack Mines	$4.25
Pamodzi Gold	$7.83
Average	**$4.096**

Note: 1.Includes Measured, Indicated and Inferred
2.As at 6 Novemember 2008

Other factors taken into account include the recent aquisition of the Orkney and President Steyn Mine operations by Pamodzi Gold. Minxcon calculated that the Orkney operation was aquired at $2.78/oz and the President Steyn Mine was aquired for $2.47/oz. It must be kept in mind that these operations are very mature, with limited resource and substantial associated environmental liabilities, which impact dramatically on the price received. As both these operations are well developed mining operations, it was considered appropriate to further discount the value of the Du Preez Leger Project from $5.55/oz to a $2.1/oz value.

Witwatersrand Consolidated Gold Resources is currently exploring for gold in the area of interest and most of the properties discussed in this document are adjacent to that of Witsgold. The company has drawn significant interest and has a market Capitalisation of ZAR1.080bn. Value in these properties cannot be merely ignored. The successful listing and Market Capitalisation of Witsgold therefore demonstrates the value of such properties.

15.1.5 Project Value

A 2009 forecast rand/dollar exchange rate of R8.20/US$ as reported in the Investec 3rd quarter of 2008 macro-economic forecasts was used in the conversion of the US$.

Table 12: Du Preez Leger Mineral Asset Valuation based on Comparative Analysis

Resource Area	Mineral Resource Category	In Situ Grade	Gold Content	Area	Value per oz	Value million		Value per ha
		g/t	Moz	Ha	USD	USD	ZAR	ZAR
Du Preez Leger/Jonkersrust	Inferred	5.17	4.99	1,131.06	2.1	10.470	85.858	75,909
Vermeulenskraal	Inferred	4.99	4.30	913.5	2.1	9.028	74.030	81,040
Millo/Tweepan	Inferred	3.86	0.845	355	2.1	1.775	14.555	40,999
Total/Average		4.95	10.13	2,399.56	2.1	21.273	174.443	66,104

The Rebelkop area does not have any estimated Mineral Resources, and as the Rebelkop area has been held by FSD since the early twentieth century, no information is available which could be used to apply the historical cost method of valuation. Hence the Project was valued using a value per hectare of ZAR20,000 as determined relative to the rand/hectare value of the other areas. In a study completed by the JCI gold unit, several boreholes were reported to intersected reef on neighbouring farms. A borehole WDR1 drilled in one corner of the farm intersected VS5, Leader and Basal Reef. Hence while no Resource was declared, Minxcon is of the opinion that exploration potential exists albeit with limited potential due to the sporadic nature of the leader reef and low grades of the other reefs intersected.

Table 13: Reef intersected by borehole WDR1

Reef	g/t	Reef width	Cm.g/t
VS5	8.2	30.5	250
Leader	22.7	61	1385
Basal	1	9.1	9

Table 14: Valuation of the Rebelkop Area on a Value per Hectare Basis

Resource Area	Area (ha)	Value per ha	Value (ZAR million)
Rebelkop	689.56	20,000	13.7912

Table 15: Value of the Du Preez Leger Project

Resource Area	Value (USD million)	Value (ZAR million)
Du Preez Leger/Jonkersrust	10.470	85.858
Vermeulenskraal	9.028	74.030
Millo/Tweepan	1.775	14.555
Rebelkop	1.682	13.791
Total	22.96	188.233

16 CONCLUSIONS

Minxcon have reached the following conclusions regarding the Du Preez Leger Project:-

- The mineralised reefs of economic interest at the Project area are the Basal and Leader Reefs;
- The geology of the area is structurally complex;
- The Mineral Resources estimated at the Project area have been classified as INFERRED Mineral Resources due to the lack of data for the area;
- The total Inferred Mineral Resource for the Du Preez Leger Project at a cut off grade of 250cm.g/t is 63.613Mt at a grade of 4.95g/t;
- On balance the gold price is expected to return to the US$800-900/oz band over the next two years. The higher gold price has triggered renewed interest in the areas previously ignored on the Witwatersrand Complex. This is evident in the listing of Witwatersrand Consolidated Gold Resources with a market Capitalisation of ZAR1.080bn, who owns mineral assets around the areas of interest, and
- The Du Preez Leger Project has a value of ZAR188.233 million.

Yours Sincerely

N J ODENDAAL
B.Sc. (Geol), B.Sc. Hons. (Min.Econ.), M.Sc. (Min. Eng.)
Pr. Sci. Nat., FSAIMM, MGSSA, MAusIMM
DIRECTOR

C J Muller
B.Sc. Hons. (Geol)
Pr. Sci. Nat., MGSSA
DIRECTOR

C BIRCH
B.Sc. Hons. (Geol)
Pr. Sci. Nat.
RESOURCE GEOLOGIST

R BARENDS
B.Sc. (Geol), B.Sc. Hons. (Geochemistry
Cand. Sci. Nat., MGSSA
GEOLOGIST

Effective Date: 7th November 2008

17 REFERENCES

The following references were used in the compilation of the Mineral Asset Valuation report on the Du Preez Leger Project:-

Date	Author	Title
December 1988	Mathison and Hollidge Inc	The OFS Goldfield: The Old-The New-The Future
	Johannesburg Consolidated Investment Co Ltd	Confidential Report on the Free State Development Farms, Du Preez Leger 324 and Jonkersrust 72 in the Virginia District, Orange Free State

Date	Author	Title
	K&S Mining	Mining and Exploration in and around the Orange Free State Goldfield
	FSD	An Evaluation of Vermeulenskraal 223
	BD Stewart, FH Gregory and DM Anderson	Economic Potential of the farm Doornkop 182, Ventersburg District, Orange Free State

T10A (

18 GLOSSARY OF TERMS

Term	Definition
Adit	An opening driven horizontally into the side of a mountain or hill for providing access to a mineral deposit.
Acid Rock Drainage	The exposure, usually as a result of mining, of sulphide-bearing minerals to air and water, forming sulfuric acid. This acid dissolves metals such as lead, zinc, copper, arsenic, selenium, mercury, and cadmium, into ground and surface water. Acid rock/mine drainage can poison ground and drinking water and destroy aquatic life and habitat. Commonly mined ore bodies that pose the risk of acid rock drainage include gold, silver, copper, iron, zinc, and lead.
Alluvial	Deposited by running water.
Amsl	Above mean sea level
Achaean	A period of time between 4,000Ma and 2,500Ma.
Assay	Process to determine the proportions of metal in an ore.
Assay laboratory	A facility in which the proportions of metal in ores or concentrates are determined using analytical techniques.
Auriferous	A synonym for gold bearing.
Bearing	Strike
Black Economic Empowerment ("BEE") company	The following recommendations have been made to the South African government by the Black Economic Empowerment Commission regarding the definitions of different levels of company ownership by Black people that qualify for BEE status: • A 'Black company' is one that is 50.1% owned and managed by Black people; • A 'Black empowerment company' is one that is at least 25.1% owned and managed by Black people; and • A 'Black influenced company' is one that is 5% -25% owned and managed by Black people.
Blank	Samples that contain no mineral content that are sent to the assay laboratory for quality control.
Block model	Technique of modelling which divides the resources into mineable blocks.
Borehole	A hole drilled usually drilled from surface but also from underground, in which core of the rock strata is cut by a diamond-impregnated bit or crown as the cutting edge. This core can be studied and split with one half being sent for the determination of any contained metals (called assaying).
Bulk sample	Large sample which is processed through a small-scale plant and not a laboratory.
Buckshot Pyrite	Pyrite that has crystallised in a cubic shape.
Carbon-In-Pulp (CIP)	A common process used to extract gold from cyanide leach slurries. The process consists of carbon granules suspended in the slurry and flowing counter-current to the process slurry in multiple-staged agitated tanks. The process slurry, which has been leached with cyanide prior to the CIP process, contains solubilised gold. The solubilised gold is absorbed onto the carbon granules, which are subsequently separated from the slurry by screening. The gold is then recovered from the carbon by electrowinning onto steel wool cathodes or by a similar process.
Chip Sample	Sample of ore chipped out of a rock face.
Clastic	A sediment or rock composed chiefly of fragments derived from pre-existing rocks or minerals.

Term	Definition
Coefficient of Variation	A measure of dispersion of a probability distribution (ratio of standard deviation to the mean).
Competent Person	The SAMREC Code defines a Competent Person as a person who is registered with any one of SACNASP, ECSA, PLATO or any other statutory South African or international body that is recognized by SAMREC. A Competent Person should have a minimum of five years' experience relevant to the style of mineralisation and type of deposit under consideration and to the activity, which that person is undertaking.
Composite Sample	The combining of individual sample results to determine the average grade of a borehole intercept.
Conglomerate	A sedimentary rock containing rounded fragments (clasts) derived from the erosion and abrasion of older rocks. Conglomerates are usually formed through the action of water in rivers and beaches.
Core	A cylindrical shaped sample of ore, derived by drilling with a hollow cylinder for the purpose of obtaining geological information.
Density-apparent porosity studies	The standard mass and water displacement methodology to calculate the SG of the rock, which also takes into account the amount of weathering of the material that might have taken place.
Diamond drilling	A drilling method, where the rock is cut with a diamond bit, usually to extract cores.
Dilution	Waste which is mixed with ore in the mining process.
Dip	The angle that a structural surface, i.e. a bedding or fault plane, makes with the horizontal measured perpendicular to the strike of the structure.
Dolomite	A sedimentary rock formed by the replacement of limestone.
Dyke	A tabular body of intrusive igneous rock that cuts across the layering or structural fabric of the host rock.
Eskom	South African electricity supply company
Enterprise Value	A measure of a company's value, often used as an alternative to straightforward market capitalization. EV is calculated as market cap plus debt, minority interest and preferred shares, minus total cash and cash equivalents.
Exchange Rate	The rate at which one currency will be converted to another.
Exploration	Prospecting, sampling, mapping, diamond drilling and other work involved in the search for mineralisation.
Facies	The features that characterise a sediment as having been deposited in a particular depositional environment.
Fault	A fracture in earth materials, along which the opposite sides have been relatively displaced parallel to the plane of movement.
Faulting	The process of fracturing that produces a displacement.
Fire Assay	Analysis of gold content by cupellation process.
Fluvial	Pertaining to rivers.
Footwall	The underlying side of a fault, orebody or stope.
Geozone	An area defined by geological characteristics.
Grade	The quantity of metal per unit mass of ore expressed as a percentage or, for gold, as grams per tonne of ore.
Granite	A common, coarse-grained, light-coloured, hard igneous rock consisting chiefly of quartz, orthoclase or microcline, and mica, used in monuments and for building.

Term	Definition
Greenstone	Any of various altered basic igneous rocks coloured green by chlorite, hornblende, or epidote.
Hanging Wall	The overlying side of a fault, orebody or stope.
Hedging	Hedging is a strategy designed to minimize exposure to an unwanted business risk, while still allowing the business to profit from an investment activity.
Highwall	The unexcavated face of exposed overburden and ore in an opencast mine.
Homogenous	Uniform in structure or composition throughout.
Inferred Mineral Resource	An 'Inferred Mineral Resource' is that part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that may be limited or of uncertain quality and reliability. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource.
In situ	In place, i.e. within unbroken rock.
Indicated Mineral Resource	That part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed (SAMREC definition).
Interburden	A layer of rock that lies in-between two layers of mineralised rock.
Kriging	A weighted-moving-average interpolation method where the set of weights assigned to samples minimizes the estimation variance, which is computed as a function of the variogram model and locations of the samples relative to each other, and to the point or block being estimated.
Kurtosis	A measure of the 'peakedness' of the probability distribution of a real-valued random variable.
Latitude	The angular distance north or south of the earth's equator, measured in degrees along a meridian, as on a map or globe.
Lava	Molten rock that reaches the earth's surface through a volcano or fissure.
Lenticular	Resembling in shape, the cross-section of a lens.
Level	The workings or tunnels of an underground mine which are on the same horizontal plane.
Lithology	The general compositional characteristics of sedimentary rocks.
Logging	Method of obtaining a continuous record of the lithology, stratigraphy and structure of the core obtained from a diamond-drill hole.
Lognormal Distribution	A probability distribution in which the log of the random variable is normally distributed, meaning it conforms to a bell curve.
Longitude	The angular distance north or south of the earth's equator, measured in degrees along a meridian, as on a map or globe.
Mean	Average.
Measured Resource	That part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops,

2643

Term	Definition
	trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and grade continuity (SAMREC definition).
Metamorphic Rock	Rocks that result from partial or complete recrystallization in the solid state of pre-existing rocks under conditions of temperature and pressure.
Metaquartzite	A quartzite formed by metamorphic recrystallization.
Mineable	That portion of a resource for which extraction is technically and economically feasible.
Mineral Reserve	The economically mineable material derived from a Measured and/or Indicated mineral Resource. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, including consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified. Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proved Mineral Reserves (SAMREC definition).
Mineral Resource	A concentration (or occurrence) of material of economic interest in or on the earth's crust in such form, quality and quantity that there are reasonable and realistic prospects for eventual economic extraction. The location, quantity, grade, continuity and other geological characteristics of a mineral resource are known, estimated from specific geological evidence and knowledge, or interpreted from a well-constrained and portrayed geological model. Mineral Resources are subdivided, in order of increasing confidence in respect of geoscientific evidence, into Inferred, Indicated and Measured categories (SAMREC definition).
Mineralisation	The presence of a target mineral in a mass of host rock.
Mineralised area	Any mass of host rock in which minerals of potential commercial value occur.
National Instrument 43 101	The Canadian Code for reporting of Mineral Resources and Ore Reserves.
Oligomictic	Composed almost entirely of a single type of fragment.
Ordinary Kriging	A variety of kriging which assumes that local means are not necessarily closely related to the population mean, and which therefore uses only the samples in the local neighborhood for the estimate. Ordinary kriging is the most commonly used method for environmental situations.
Opencast	Opencast mining is a type of surface excavation which often takes the shape of an inverted cone; the shape of the mine opening varies with the shape of the mineral deposit.
Ore	A mixture of valuable and worthless minerals from which at least one of the minerals can be mined and processed at an economic profit.
Orebody	A continuous well defined mass of material of sufficient ore content to make extraction economically feasible.
Outcrop	The area over which a particular rock unit occurs at the Earth's surface.
Overburden	The alluvium and rock that must be removed in order to expose an ore deposit.
Palaeochannel	An ancient trough or channel-like feature that was formed by river or similar stream current action during deposition of sediment at some period of geological time.
Pay limit	The breakeven grade at which the ore-body can be mined without profit or loss and is calculated using the gold price, the working cost and recovery factors.
Payshoot	High trending grade area.
Placer	A sedimentary deposit containing economic quantities of valuable minerals mainly formed in alluvial and eluvial environments.

Term	Definition
Production	The day-to-day activities directed to obtaining saleable product from the mineral resource on a commercial scale. It includes extraction and other processing prior to sale.
Pyconometer	A standard vessel used in measuring the density or specific gravity of materials.
Pyrite	A common yellow sulphide mineral (FeS2).
Quartzite	A metamorphic rock consisting primarily of quartz grains, formed by the recrystallization of sandstone by thermal or regional metamorphism.
Reef	A gold-bearing placer, normally a conglomerate, which may contain economic concentrates of gold and uranium.
Refining	The final stage of metal production in which final impurities are removed from the molten metal by introducing air and fluxes. The impurities are removed as gases or slag.
Rehabilitation	The process of restoring mined land to a condition approximating to a greater or lesser degree its original state. Reclamation standards are determined by the South African Department of Mineral and Energy Affairs and address ground and surface water, topsoil, final slope gradients, waste handling and re-vegetation issues.
Relative Density	Relative density (also known as specific gravity) is a measure of the density of a material. It is dimensionless, equal to the density of the material divided by some reference density (most often the density of water, but sometimes the air when comparing to gases)
Reverse Fault	A dip-slip fault marked by a hanging wall that has moved upward relative to the footwall.
Riffler	Ore splitter.
Royalty	A payment made for a concession of commercial value.
Sampling	Taking small pieces of rock at intervals along exposed mineralisation for assay (to determine the mineral content).
SAMREC Code	The South African Code for the reporting of Exploration Results, Mineral Resources and Mineral Reserves.
Sandstone	A sedimentary rock formed by the consolidation and compaction of sand and held together by a natural cement, such as silica.
Sedimentary	Formed by the deposition of solid fragmental material that originates from weathering of rocks and is transported from a source to a site of deposition.
Shaft	Vertical or inclined passageway to access the underground mining areas.
Shale	A fine grained sedimentary rock formed by the compaction of silt, clay or sand that accumulates in deltas and on lake and ocean bottoms.
Simple Kriging	A variety of kriging, which assumes that local means are relatively constant and equal to the population mean, which is well known. The population mean is used as a factor in each local estimate, along with the samples in the local neighborhood. This is not usually the most appropriate method for environmental situations.
Skewness	A measure of the asymmetry of the probability distribution of a real-valued random variable.
Specific Gravity	The ratio of the weight of a given volume of a substance to the weight of an equal volume of water. (Also referred to as relative density)
Stope	Excavation within the orebody where the main production takes place.
Stratigraphic	A term describing the chronological sequence in which bedded rocks occur that can usually be correlated between different localities.
Strike	The direction taken by a structural surface such as a fault or bedding plane as it intersects the horizontal.
Subcrop	A sub surface outcrop.

Term	Definition
Tabular	Having two dimensions much greater than the third.
Telkom	South African telecommunications company.
Tonnage	Quantities where the tonne is an appropriate unit of measure. Typically used to measure reserves of gold-bearing material in situ or quantities of ore and waste material mined, transported or milled.
Trench	A surface excavation to intersect the orebody, which is generally longer than it is wide.
Unconformity	A surface within a package of sedimentary rocks which may be parallel to or at an angle with overlying or underlying rocks, and which represents a period of erosion or non-deposition, or both.
Variance	A measure of a random variables statistical dispersion indicating how its possible values are spread around the expected value.
Variogram	It describes the spatial or temporal correlation of observations.
Waste rock	Rock with an insufficient gold content to justify processing.
Winze	A small shaft sunk from one level to another in a mine, as for the purpose of ventilation or access.
Yield/Recovered grade	The actual grade of ore realised after the mining and treatment process.

Abbreviation	Definition
~	Approximately
2-D	Two Dimensional.
3-D	Three Dimensional.
AIDS	Acquired Immunodeficiency Syndrome
AIM	Alternative Investment Market
Al	Aluminium
Au	Gold
AusImm	Australian Institute of Mining and Metallurgy
BEE	Black Economic Empowerment
BRQF	Black Reef Quartzite Formation
CAPM	Capital Asset Pricing Model
CCIC	Caracle Creek International Consulting Inc
CEO	Chief Executive Officer
CFO	Chief Financial Officer
CIP	Carbon In Pulp
COG	Cut off Grade
COO	Chief Operating Officer
CPIX	Consumer Price Index excluding the effects of mortgage rate changes
CPR	Competent Persons Report
CRG	Central Rand Group
CW	Channel Width
DCF	Discounted Cash Flow
DME	Department of Minerals and Energy
DD	Diamond Drillhole
DTM	Digital Terrain Model
DWAF	Department of Water Affairs and Forestry
EAGC	EAGC Ventures corp.
ECSA	Engineering Council of South Africa
EMP	Environmental Management Programme
EMPR	Environmental Management Programme Report
ERB	East Rand Basin
Fe	Iron
FW	Footwall
GCS	Groundwater Consulting Service (Pty) Ltd
GDP	Gross Domestic Product
GFGC	Gold Fields Geological Centre
GFM&D	Gold Fields Mining and Development (Pty) Ltd
GSSA	Geological Society of South Africa
HDS	High Density Sludge
HDSA	Historically Disadvantaged South Africans
HIV	Human immunodeficiency virus
HMI	Human Machine Interface
HW	Hanging Wall
ICP-OES	Inductively Coupled Plasma Atomic Emission Spectroscopy
IRR	Internal Rate of Return
ISO	International Standards Organisation
JSE	JSE Securities Exchange
LOM	Life of Mine
M&A	Mergers and Acquisitions

Abbreviation	Definition
Max	Maximum
Min	Minimum
Mn	Manganese
MOU	Memorandum of Understanding
MPRDA	Mineral and Petroleum Resources Development Act
MVR	Middelvlei Reef
MWP	Mining works programme
NIR	Not in Resource (but included in the LOM plan)
NPV	Net Present Value
NYSE	New York Stock Exchange
ORM	Ore Reserve Manager
PC	Percussion (Drillhole)
PLC	Programmable logic controllers
PPP	Purchasing Power Parity
Pr.Sci.Nat	Practicing Natural Scientist
PRF	Plant Recovery Factor
Ptn	Portion
PV	Present Value
RC	Reverse Circulation (Drillhole)
Re	Remaining Extent
REL	Randfontein Estates Limited
RD	Relative Density
ROM	Run of Mine
S&LP	Social and Labour Plan
SAG	Semi-autogenous Grind (mill)
SAMREC	The South African Code for the Reporting of Mineral Resources and Mineral Reserves
SAMVAL	The South African Code for the Valuation of Mineral Assets
SANAS	South African National Accreditation System
SAIMM	South African Institute of Mining and Metallurgy
SCADA	Supervisory Control and Data Acquisition
SCF	Shaft Call Factor
SEC	Securities and Exchange Commission
SHE	Safety, Health and the Environment
SMU	Smallest Mining Unit
SPV	Special Purpose Vehicle
STC	Secondary Tax on Companies
TSX	Toronto Stock Exchange
UG	Underground
VAT	Value Added Tax
VCR	Ventersdorp Contact Reef

Unit	Definition
%	Percentage
bcm	Bank cubic meter
cm	Centimeter
cmg/t	Centimeter grams per tonne
cmkg/t	Centimeter kilograms per tonne
g	Grams
g/t	Grams per tonne
Ha	Hectare
kg	Kilogram
kg/t	Kilogram per tonne
kt	kiloton
lb	Pound
Ma	One million years
M	Million
m	Meter
mbs	Meters below surface
Mg/l	Milligrams per liter
Ml	Megalitres
Mlb	Million pounds
mm	Millimetre
R	South African Rand
R/t	Rands per tonne
t	Tonne
t/hour	Tonnes per hour
t/year	Tonnes per year
tpm	Tonnes per month
u	Micro
US$	United States Dollar
US$/oz	United States Dollar per ounce
US$/t	United States Dollar per tonne
ZAR	South African Rand
ZAR/t	Rands per tonne

Appendix 1: Competent Persons Certificates T11

CERTIFICATE of QUALIFIED PERSON - N J Odendaal

I, Johan Odendaal, Pr. Sci. Nat do hereby certify that:

1. I am Director of Minxcon (Pty) Ltd
   Suite 5 Coldstream Office Park,
   Cnr Hendrik Potgieter and Van Staden Roads,
   Little Falls,
   Johannesburg, South Africa

2. I graduated with a B.Sc. (Geology) degree from the Rand Afrikaans University in 1985. In addition, I have obtained a B.Sc. Hons (Mineral Economics) from the Rand Afrikaans University in 1986 and a M.Sc. Min. Eng. from the University of the Witwatersrand in 1992.

3. I am a member/fellow of the following professional associations.

Class	Professional Society	Year of Registration
Member	Geological Society of South Africa	2003
Fellow	South African Institute of Mining and Metallurgy	2003
Member	Australasian Institute of Mining and Metallurgy	2003
Member	Natural Scientist Institute of South Africa	2003
Member	Investment Analysts Society of South Africa	1992

4. I have worked as a Geoscientist for a total of 23 years since my graduation from university. As a former employee of Merrill Lynch, I was actively involved in advising mining companies and investment bankers on corporate related issues. Rated one of the top platinum mining analysts I became a globally recognised industry specialist.

5. I have read the definition of "competent person" set out in the SAMREC Code and certify that by reason of my education, affiliation with a professional association (as defined in the SAMREC Code) and past relevant work experience, I fulfil the requirements to be a "qualified person" for the purposes of SAMREC.

6. I am responsible for the compilation of the report titled "An Independent Mineral Asset Valuation Report on the Du Preez Leger Project, Free State Province, South Africa" (the Report). I have not visited all the Project area.

7. To the best of my knowledge, information and belief, the Report contains all scientific and technical information required to be disclosed to make the report not misleading.

8. I am independent of Free State Development and Investment Corporation Limited.

9. I consent to the filing of the Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Report.

Yours faithfully,

N J ODENDAAL
B.Sc. (Geol), B.Sc. Hons. (Min.Econ.), M.Sc. (Min. Eng.)
Pr. Sci. Nat., FSAIMM, MGSSA, MAusIMM
DIRECTOR

Dated this 7th *November 2008*

CERTIFICATE of QUALIFIED PERSON -CJ Muller

I, Charles J. Muller, BSc. (Hons), do hereby certify that:

1. I am Director of Minxcon (Pty) Ltd
   Suite 5 Coldstream Office Park,
   Cnr Hendrik Potgieter and Van Staden Roads,
   Little Falls,
   Johannesburg, South Africa.

1. I graduated from the Rand Afrikaanse University (BSc. (1988) and BSc. Hons (1992)).

2. I am a member in good standing of the South African Council for Natural Scientific Professions (SACNASP), registration number 400201/04.

3. I have worked as a geoscientist for a total of seventeen years since my graduation from university.

4. I have read the definition of "competent person" set out in the SAMREC Code and certify that by reason of my education, affiliation with a professional association (as defined in the SAMREC Code) and past relevant work experience, I fulfil the requirements to be a "qualified person" for the purposes of SAMREC.

5. I am responsible for the compilation of the report titled "An Independent Mineral Asset Valuation Report on the Du Preez Leger Project, Free State Province, South Africa" (the Report). I have not visited all the Project area.

6. To the best of my knowledge, information and belief, the Report contains all scientific and technical information required to be disclosed to make the report not misleading.

7. I am independent of Free State Development and Investment Corporation Limited.

8. I consent to the filing of the Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Report.

Charles Johannes Muller

BSc. (Hons), Pr. Sc. Nat
DIRECTOR

Dated this 7th *November 2008*

CERTIFICATE of QUALIFIED PERSON -C Birch

I, Clinton Birch, BSc. (Hons), do hereby certify that:

2. I am employed as a Resource Geologist by Minxcon (Pty) Ltd:-
   Suite 5 Coldstream Office Park,
   Cnr Hendrik Potgieter and Van Staden Roads,
   Little Falls,
   Johannesburg, South Africa.

9. I graduated from the University of Cape Town (BSc. (1996) and BSc. Hons (1997)).

10. I am a member in good standing of the South African Council for Natural Scientific Professions (SACNASP), registration number 400093/99.

11. I have worked as a geoscientist for a total of ten years since my graduation from university.

12. I have read the definition of "competent person" set out in the SAMREC Code and certify that by reason of my education, affiliation with a professional association (as defined in the SAMREC Code) and past relevant work experience, I fulfil the requirements to be a "qualified person" for the purposes of SAMREC.

13. I am responsible for the compilation of the report titled "An Independent Mineral Asset Valuation Report on the Du Preez Leger Project, Free State Province, South Africa" (the Report). I visited all the Project area on the 12th November 2008.

14. To the best of my knowledge, information and belief, the Report contains all scientific and technical information required to be disclosed to make the report not misleading.

15. I am independent of Free State Development and Investment Corporation Limited.

16. I consent to the filing of the Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Report.

Clinton Birch

Dated this *7th November 2008*

BSc. (Hons), Pr. Sc. Nat
RESOURCE GEOLOGIST

CERTIFICATE of QUALIFIED PERSON -R Barends

I, Rabia Barends, BSc. (Hons), do hereby certify that:

1. I am employed as a Geologist by Minxcon (Pty) Ltd:-
   Suite 5 Coldstream Office Park,
   Cnr Hendrik Potgieter and Van Staden Roads,
   Little Falls,
   Johannesburg, South Africa.

2. I I graduated with a B.Sc. (Geology) degree from the University of Cape Town in 2004. In addition, I have obtained a B.Sc. Hons (Geochemistry) from the University of Cape Town in 2005.

3. I am a candidate member in good standing of the South African Council for Natural Scientific Professions (SACNASP), registration number 100044/08.

4. I have worked as a geoscientist for a total of three years since my graduation from university.

5. I have read the definition of "competent person" set out in the SAMREC Code and certify that by reason of my education, affiliation with a professional association (as defined in the SAMREC Code) and past relevant work experience, I fulfil the requirements to be a "qualified person" for the purposes of SAMREC.

6. I am responsible for the compilation of the report titled "An Independent Mineral Asset Valuation Report on the Du Preez Leger Project, Free State Province, South Africa" (the Report). I have not visited all the Project area.

7. To the best of my knowledge, information and belief, the Report contains all scientific and technical information required to be disclosed to make the report not misleading.

8. I am independent of Free State Development and Investment Corporation Limited.

9. I consent to the filing of the Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Report.

Rabia Barends

Dated this 7th *November 2008*

BSc. Hons. (Geochemistry)
Cand. Sci. Nat., MGGSA
GEOLOGIST

Appendix 2: Minxcon JSE Listing Requirements and SAMREC Code Audit Checklists

JSE LISTING REQUIREMENTS AUDIT CHECKLIST

JSE Section	Topic	Contents	REPORT Section
12.9 (a)	Effective Date	The Report must have an effective date (being the date at which the contents of the Competent Persons' Report are valid) less than six months prior to the publication of the pre-listing statement, listing particulars, prospectus or Category 1 circular.	3
12.9 (b)	Additional Information	The Report must be updated prior to publication of the pre-listing statement, listing particulars, prospectus or Category 1 circular if further material data becomes available after the effective date.	3
12.9 (c)	Independence	If the Competent Person ("CP") is not independent of the issuer, the REPORT must clearly disclose the nature of the relationship or interest.	3
12.9 (d)	Checklist	The Report must show the particular paragraph of this section, the SAMREC Code (including table 1) and the SAMVAL Code complied with in the margin of the Competent Persons' Report	Whole Document, Appendix 2
12.9 (e)		The Report must contain a paragraph stating that all the requirements of Section 12, the SAMREC Code (Including Table 1) and SAMVAL Code have been complied with, or that certain clauses were not applicable and provide a list of such clauses	Executive Summary, 1
12.9 (e) i		Exploration expenditure incurred to date by the applicant issuer and by other parties where available	7
12.9 (e) ii		Planned exploration expenditure that has been committed, but not yet incurred, by the applicant issuer concerned	11
12.9 (e) iii		Planned exploration expenditure that has not been committed to by the applicant issuer but which is expected to be incurred sometime in the future, in sufficient detail to fairly present future expectations.	n/a
12.9 (g)		The Report must contain a valuation section which must be completed and signed off by a Competent Valuator in terms of and in compliance with the SAMVAL Code	15
12.9 (h)		The Report must be published in full, on both the JSE and applicant issuer's websites	n/a
12.9 (i)		The Report must be included in the relevant JSE document either in full or as a an executive summary. The executive summary must be approved by the JSE (after approval by the Readers Panel) at the same time as the Competent Persons' Report is approved by the JSE and the Readers Panel.	n/a
12.9 (i) i	Executive Summary	Purpose	Exec. Summary
12.9 (i) ii		Project outline	Exec. Summary
12.9 (i) iii		Location Map indicating area of interest	Exec. Summary
12.9 (i) iv		Legal aspects and tenure, including any disputes, risks or impediments	Exec. Summary
12.9 (i) v		Geological setting description	Exec. Summary
12.9 (i) vi		Exploration Programme and budget	Exec. Summary
12.9 (i) vii		Brief description of individual key modifying factors	Exec.

JSE Section	Topic	Contents	REPORT Section
			Summary
12.9 (i) viii		Brief description of key environmental issues	Exec. Summary
12.9 (i) ix		Mineral Resource and Mineral Reserve Statement; reference to Risk paragraph in the full Competent Persons' Report	Exec. Summary
12.9 (i) x		Statement by the Competent Person that the summary is a true reflection of the full Competent Persons' Report	Exec. Summary
12.9 (i) xi		Summary valuation table. Where the cash flow approach has been employed, the valuation summary must include the discount rate(s) applied to calculate the NPV(s) per share with reference to the specific paragraph in the Competent Persons' Report. If Inferred Resources are used, show the summary valuation with and without inclusion of such Inferred Resources.	Exec. Summary

SAMREC Checklist

SAMREC Section	Details to be Included	Report Section
T1.1 (i)	Title page, Table of Contents, including figures and tables.	Title Page, Page vi, Page vii, Page viii
T1.1 (ii)	State for whom the report was prepared, whether it was intended as a full or partial evaluation or other purpose, what work was conducted.	Executive Summary, 1
T1.1 (ii)	Effective date of report, and what work remains to be done	Executive Summary, 1, 3
T1.1 (iii)	The Competent Person should state whether the document is SAMREC compliant. If a reporting code, other than SAMREC has been used, include an explanation of the differences.	Executive Summary, 1
T1.2 (i)	Give a brief description of scope of project (i.e. preliminary sampling, advanced exploration, conceptual, pre-feasibility, or feasibility phase, LOM plan for an ongoing mining operation or closure).	Executive Summary, 4.1
T1.2 (i)	Description of the geological setting	Executive Summary, 4.1
T1.2 (i)	Describe deposit type	Executive Summary, 4.1
T1.2 (i)	Describe commodity	Executive Summary, 4.1
T1.2 (i)	Describe area of project	Executive Summary, 4.1
T1.2 (i)	Describe background of Project	Executive Summary, 1
T1.2 (i)	Describe business arrangement	n/a
T1.2 (i)	Brief description of key technical factors that have been considered.	n/a
T1.2 (i)	Brief description of mining, processing and other key technical factors.	n/a
T1.3 (i)	Historical background to the project and/or adjacent areas concerned, including known results of previous exploration and/or mining activities (type, amount, quantity and development work)	4

T1.3 (i)	Prior ownership and changes thereto.	4.4
T1.3 (ii)	Reference all information used from other sources.	n/a
T1.3 (i)	Discuss known/existing historical Mineral Resource estimates and performance statistics to actual production for past and current operations, including the reliability of these and how they relate to the SAMREC Code.	4.4
T1.3 (ii)	Previous successes or failures should be referred to transparently with reasons why the project should now be considered potentially economic.	n/a
T1.3 (i)	Discuss known/existing historical Mineral Reserve estimates and performance statistics to actual production for past and current operations, including the reliability of these and how they relate to the SAMREC Code.	n/a
T1.4 (i)	Include and reference a location or index map and more detailed maps showing all important features described in the text, including all relevant cadastral and other infrastructure features.	Figure 2, Figure 3
T1.4 (i)	If adjacent or nearby properties have an important bearing to the report, then their location and common mineralised structures should be included on the maps.	Figure 2,
T1.4 (i)	Reference all information used from other sources	n/a
T1.4 (i)	All maps, plans and sections noted in this checklist, should be legible, and include a legend, coordinates, system of coordinates, scale bar and north arrow.	All Illustrations
T1.4 (ii)	Diagrams or illustrations should be legible, annotated and summarised.	All Illustrations
T1.5 (i)	Description of location (country, province, and closest town/city, coordinate systems and ranges, etc.).	4.1, 4.2
T1.5 (i)	Map of location of prospecting/mining rights	Figure 2, Figure 3
T1.5 (ii)	Map of location of any historical and current workings,	Figure 2,
T1.5 (ii)	Map of location of any exploration.	Figure 2, Figure 3
T1.5 (ii)	Map of location of all principal geological features.	Figure 4
T1.6 (i)	All relevant issues relating to the mineral project, such as the topography and climate, noting any conditions that may affect possible mining activities should be stated.	4.3
T1.6 (ii)	*A general topo-cadastral map should be available to support the above statement.*	Figure 3
T1.6B (i)	Topo-cadastral map in sufficient detail to support the assessment of eventual economics. Known associated climatic risks should be stated.	Figure 3
T1.6C (i)	Detailed topo-cadastral map. Where applicable aerial surveys should be checked with ground controls and surveys, particularly in areas of rugged terrain, dense vegetation and/or high altitude.	n/a
T1.7	The legal tenure should be verified to the satisfaction of the Competent Person,	5
T1.7 (i)	The nature of the issuer's rights (e.g. prospecting and/or mining)	5.1
T1.7 (i)	The right to use the surface of the properties to which these rights relate	5.2

T1.7 (ii)	The principal terms and conditions of all existing agreements, and details of those still to be obtained, (such as, but not limited to, concessions, partnerships, joint ventures, access rights, leases, historical and cultural sites, wilderness or national park and environmental settings, royalties, consents, permission, permits or authorizations)	5.5
T1.7 (iii)	The security of the tenure held at the time of reporting or which is reasonably expected to be granted in the future along with any known impediments to obtaining the right to operate in the area	5.1
T1.7 (iV)	A statement of any legal proceedings that may have an influence on the rights to prospect or to mine for minerals, or an appropriate negative statement.	5.6
T2.1 (i)	Identify and comment on the primary data elements (observation and measurements) used for the project and describe the management of this data or database. This should describe the following relevant processes; acquisition (capture or transfer), validation, integration, control, storage, retrieval and backup processes. Final verification of data, including QA/QC processes should also be part of the database. It is assumed that data is stored digitally but hand printed tables with well-organised data and information may also constitute a database.	7
T2.1 (i)	Identify and comment on interpreted data elements, derived from primary data (modelled or analysed), used for the project and describe the management of this data or database.	7
T2.1 (i)	Identify and comment on interpreted and planned data elements, derived from modelled data, used for the project plans and describe the management of this data or database	n/a
T2.2 (i)	Describe the survey methods, techniques and expected accuracies of spatial data.	5.3
T2.2 (ii)	Representative models and/or maps and cross sections or other 2D or 3D illustrations of results should exist, showing location of samples, accurate drill hole collar positions, down hole surveys, exploration pits, underground workings, relevant geological data, etc.	Figure 6
T2.3 (i)	Describe the data acquisition or exploration techniques, the nature, level of detail, and confidence in the geological data used (i.e. stratigraphy, lithology, structure, alteration, mineralisation, hydrology, geophysical, geochemical, petrography, mineralogy, geochronology, etc.	7
T2.3 (ii)	Acknowledge and appraise data from other parties and reference all data / information used from other sources	n/a
T2.3 (i)	Discuss geological data that could materially influence the estimated quantity & quality of the Mineral Resource.	7
T2.3 (i)	Discuss geological data that could materially influence the estimated quantity & quality of the Mineral Reserve.	n/a
T2.4 (i)	If target tonnage ranges are reported then the preliminary estimates or basis of assumptions made for bulk density/ specific *gravity(s) must be stated.*	9.1
T2.4 (ii)	Specific gravity samples must be representative of the material for which a grade range is reported.	9.1
T2.4 (i)	Describe the method of bulk density /specific gravity determination with reference to the frequency of measurements, the size, nature and representativeness of the samples.	9.1

T2.4 (ii)	The bulk density for bulk material must have been measured by methods that adequately account for void spaces (vugs, porosity etc.) moisture and differences between rock and alteration zones within the deposit.	9.1
T2.4 (iii)	Discuss assumptions for bulk density estimates used in the evaluation process of the different material	9.1
T2.4 (i)	Include bulk densities for materials mined additional to the Mineral Resource to the same order of accuracy (such as waste, stripping and/or dilution material).	n/a
T2.5 (i)	All relevant general data should be discussed with reference to the nature, level of detail and confidence	7, 9.2.4
T3.1 (i)	Discuss the governance of the sampling campaign and process, to ensure sample and data quality and representivity, such as sample recovery, high grading, selective losses or contamination, core/hole diameter, internal and external QA/QC, and any other factors that may have resulted in or identified sample bias	7
T3.1 (ii)	State whether sample recoveries have been properly recorded and results assessed. In particular whether a relationship exists between sample recovery and grade, and sample bias (e.g. preferential loss/gain of fine/coarse material).	7
T3.2 (i)	Appropriately describe each data set (e.g. geology, grade, density, quality, diamond breakage, geo-metallurgical characteristics etc.), sample type, sample size selection and collection methods.	7
T3.2 (i)	Data sets should include all relevant metadata, such as unique sample number, sample mass, collection date, spatial location etc	7
T3.2 (ii)	Demonstrate that adequate field sampling process verification techniques (QA/QC) have been applied, e.g. the level of duplicates, blanks, reference material standards, process audits, analysis, etc. If indirect methods of measurement were used (e.g. geophysical methods), these should be described, with attention given to the confidence of interpretation.	7
T3.2 (iii)	If the geometry of the mineralisation with respect to the drill hole angle is known, its nature should be reported. If it is not known and only the down-hole lengths are reported, there should be a clear statement to this effect	7
T3.2 (iv)	Describe the data validation procedures used to ensure the data integrity, e.g. transcription, input or other errors, between its initial collection and its future use for modelling (e.g. geology, grade, density, etc.)	7
T3.2 (v)	Describe retention policy and storage of physical samples (e.g. core, sample reject, etc.).	7
T3.2 (vi)	Describe the audit process and frequency (including dates of these audits)	7
T3.2 (vi)	Disclose any material risks identified	7
T3.2 (i)	Where mineral processing and/or metallurgical testing analyses have been carried out (bulk-sampling/trial mining), include the results of the testing, details of the testing methods and procedures, and discuss whether the samples are representative.	n/a
T3.3 (i)	Describe the laboratory/facility/location and accreditation	7
T3.3 (i)	Summarise the process and method used for sample preparation, sub-sampling and size reduction, and likelihood of inadequate or non-representative samples (i.e. improper size reduction, contamination, screen sizes, granulometry, mass balance, etc.)	7

T3.3 (ii)	For all sample types the nature, quality, verification and appropriateness of the sample preparation technique should be discussed	7
T3.3 (iii)	If a drill core sample, state whether it was split or sawn and whether quarter, half or full core was submitted for analysis. If a non-core sample, state whether the sample was riffled, tube sampled, rotary split etc. and whether it was sampled wet or dry	7
T3.3 (iv)	Describe the quality control and quality assurance procedures adopted for all processes, including sub-sampling stages to maximise representivity of samples. This should include whether sample sizes are appropriate to the grain size of the material being sampled	7
T3.3 (v)	Describe the audit process and frequency (including dates) and disclose any material risks identified	7
T3.4 (i)	Identify the laboratory(s) and analytical method.	7
T3.4 (i)	Discuss the nature, quality and appropriateness of the assaying and laboratory processes and procedures used and whether the technique is considered partial or total.	7
T3.4 (ii)	State the accreditation status and Registration Number of the laboratory. Laboratories should be appropriately accredited, however, if not, then this should be disclosed.	7
T3.4 (iii)	Discuss the nature of quality control procedures adopted and quality assurance thereof (e.g. reference material, standards, blanks, duplicates, external / referee laboratory checks) and state whether acceptable levels of accuracy (i.e. lack of bias) and precision have been established.	7
T3.4 (iv)	Describe the audit process and frequency (including dates of the audits) and disclose any material risks identified.	7
T4.1 (i)	Briefly describe the regional geology	6.1
T4.1 (ii)	Describe the geological model, level of investigation (e.g. conceptual, pre-feasibility etc.) and inferences made from this model.	6.3
T4.1 (iii)	Discuss data density, distribution and reliability and whether the quality and quantity of information are sufficient to support statements made or inferred, concerning the exploration target or deposit	9.2.4
T4.1 (iv)	Reliable geological models and/or maps and cross sections that support interpretations should exist.	Figure 6
T4.1 (i)	Describe the geological model, construction technique and assumptions. Discuss the sufficiency of data density to assure continuity of mineralisation and geology and provide an adequate basis for the estimation and classification procedures applied	6.3
T4.1 (ii)	Description of the thoroughness (precision and accuracy) with which lithological, structural, mineralogical, alteration or other geological, geotechnical and geo-metallurgical characteristics were recorded.	6.3
T4.1 (iii)	Discuss whether consideration was given to alternative interpretations or models and their possible effect (or potential risk) if any, on the Mineral Resource estimate.	6.3
T4.1 (iv)	Discuss geological discounts (e.g. magnitude, per reef, domain, etc.), applied in the model, whether applied to mineralised and/or un-mineralised material (e.g. potholes, faults, dykes, etc).	9.2.4
T4.2 (i)	If an exploration target or deposit is reported, then the estimation techniques used to determine the grade and tonnage ranges should be described in detail	n/a

T4.2 (i)	Describe the determination of, and estimation techniques applied to define volume, density, grade, size distribution, value, geotechnical, geo-hydrological, geo-metallurgical or other appropriate models (e.g. section, polygon, inverse distance, geostatistical or other method) should be stated and justified, together with key assumptions and implications thereof, including any adjustments made to data (i.e. compositing, grade cutting / capping), sample spacing, estimation unit size (block size), selective mining units, reconciliation, domaining and maximum distance of extrapolation from data points	9.2
T4. 2(ii)	Describe assumptions and justification of correlations made between variables.	9.2
T4. 2(iii)	Discuss the block or grid cell size in relation to the average sample spacing and any assumptions behind modelling of selective mining units (also non-linear estimation techniques if used)..	9.2
T4. 2(iv)	Any relevant specialised computer program (software) used should be named (with the version number) together with a reference to where all the original files are stored for this specific model.	9.2
T4. 2(v)	The processes of checking and validation, the comparison of model information to sample data and use of reconciliation data should be stated, and whether the Mineral Resource estimate takes account of such information	9.2
T4. 2(vi)	Describe the assumptions made regarding the estimation of any by-products or deleterious elements	9.2
T5.1 (i)	A statement should be provided to the effect that such governmental requirements as may be required have been approved.	5.1
T5.2 (i)	Describe any obvious environmental factors that could have a significant impact on the prospects of any possible exploration target or deposit.	5.4
T5.2 (i)	The necessary permits have been obtained, or there is reasonable basis to believe that all permits required for the project can be obtained	5.4
T5.2 (ii)	Describe any environmental factors that could have a material impact on the likelihood of eventual economic extraction. Discuss possible means of mitigation.	5.4
T5.2 (i)	A statement should be provided to the effect that all necessary permits have been approved	n/a
T5.2 (ii)	Describe future yearly environmental liabilities/compliance methods and costs, including reclamation and closure and their planned funding.	n/a
T5.2 (iii)	Refer to Environmental Impact Study	n/a
T5.3 (i)	A statement should be provided to the effect that a social management program as may be required has been approved.	n/a
T5.4 (i)	Describe any obvious mining factors that could have a significant impact on the prospects of any possible exploration target or deposit	n/a
T5.4 (i)	State the level of the techno / economic study – whether conceptual, pre-feasibility, feasibility or ongoing life-of- mine or strategic business plans..	1
T5.4 (ii)	Disclose all assumptions made regarding possible mining methods, minimum mining dimensions (or pit shell) and internal (or, if applicable, external) mining dilution	10.1

T5.4 (iii)	It may not always be possible to make assumptions regarding mining methods and parameters when estimating Mineral Resources. Where no mining assumptions have been made, this should be explained	n/a
T5.4 (i)	State the resource models that have been used in the study.	n/a
T5.4 (ii)	State and justify all modifying factors and assumptions made regarding mining methods, minimum mining dimensions (or pit shell) and internal (or, if applicable, external) mining dilution used for the techno-economic study and signed-off, such as mining method, mine design criteria, infrastructure, capacities, production schedule, mining efficiencies, grade control, geotechnical and hydrological considerations, closure plans, and personnel requirements.	n/a
T5.4 (iii)	Optimisation methods used in planning, list of constraints (practicality, plant, access, exposed reserves, stripped reserves, bottlenecks, draw control).	n/a
T5.5 (i)	Describe any obvious processing factors that could have a significant impact on the prospects of any possible exploration target or deposit.	n/a
T5.5 (i)	Discuss the level of study, possible processing methods and any processing factors that could have a material impact on the likelihood of eventual economic extraction	n/a
T5.5 (ii)	The basis for assumptions or predictions regarding metallurgical amenability and any preliminary mineralogical test work should already be carried out.	n/a
T5.5 (iii)	It may not always be possible to make assumptions regarding metallurgical treatment processes and parameters when reporting Mineral Resources. Where no assumptions have been made, this should be explained.	9.3
T5.5 (i)	Describe and justify the processing method(s) to be used, equipment, plant capacity, efficiencies, and personnel requirements.	n/a
T5.5 (ii)	Discuss the nature, amount and representativeness of metallurgical test work undertaken and the recovery factors used. A detailed flow sheet/diagram and a mass balance should exist, specifically for multi-product operations where the saleable materials are priced for different chemical and physical characteristics.	n/a
T5.5 (ii)	A detailed flow sheet/diagram and a mass balance should exist, specifically for multi-product operations where the saleable materials are priced for different chemical and physical characteristics	n/a
T5.5 (iii)	State any assumptions or allowances made for deleterious elements and the existence of any bulk sample or pilot scale test work and the degree to which such samples are representative of the ore body as a whole.	n/a
T5.5 (iv)	The tonnages and grades reported as Mineral Reserves must be in respect of material delivered to the processing facility. (Fully diluted delivered to mill)	n/a
T5.6 (i)	Report in sufficient detail to demonstrate that the necessary facilities have been allowed for (which may include, but not be limited to, processing plant, tailings dam, leaching facilities, waste dumps, road, rail or port facilities, power supply, offices, housing, security, resource sterilisation testing etc.).	n/a n/a
T5.6 (i)	Detailed maps showing location of facilities should exist. Project milestones and completion dates should be stated.	n/a

T5.6 (ii)	State assessment of value, ownership, type, extent and condition of plant and equipment which is significant to the existing operation(s).	n/a
T5.6 (iii)	Statement showing that all necessary logistics have been considered (electricity, reagents, fuels).	n/a
T5.7 (i)	Not usually reported for Exploration Results. If mentioned, however, factors significant to project economics should be current and based on generally accepted industry practice and experience. Assumptions should be clearly defined.	15.1.1
T5.7 (i)	In reporting, a Mineral Resource should meet the minimum requirement of "reasonable prospects for eventual economic extraction"	10.1
T5.7 (ii)	State and define the reasonable and realistic assumptions/parameters (albeit preliminary, e.g. cut-off grade, cut-off screen size, product price or other criteria) used to assess eventual likelihood of economic extraction.	10.1
T5.7 (iii)	These assumptions and factors should be reasonably developed and based on generally accepted industry practice and experience. If appropriate, state the level of study.	10.1
T5.7 (iv)	If applied, the basis of equivalent metal formulae should be reported	n/a
T5.7 (v)	Resource sensitivity – detailed description of method used and results obtained.	n/a
T5.7 (i)	For Mineral Reserves, parameters should be detailed with engineering completed to a pre-feasibility study level as defined in the SAMREC code	n/a
T5.7 (ii)	State, describe and justify all economic criteria that have been used for the study such as capital and operating costs, exchange rates, revenue / price curves, royalties, cut-off grades, reserve pay limits	n/a
T5.7 (iii)	Summary description of method used to estimate the commodity price profiles used for cut-off grade calculation, economic analysis and project valuation, including applicable taxes, inflation indices and exchange rates.	n/a
T5.7 (iv)	Demonstrate that the product price assumptions are reasonable and supportable. Justify assumptions made concerning production cost and value of product. Consider transportation, treatment, penalties, exchange rates, marketing and other costs	n/a
T5.7 (v)	Allowances should be made for royalties payable, both to Government and private	n/a
T5.7 (vi)	Resource/Reserve sensitivity – detailed description of method used and results obtained.	n/a
T5.8 (i)	Describe the valuable and potentially valuable product(s) including suitability of products to market.	12
T5.8 (i)	Describe product to be sold. Discuss whether there exists a ready market for the product, whether contracts for the sale of the product are in place or expected to be readily obtained.	n/a
T6 (i)	Generally not applied to Exploration Projects	n/a
T6 (i)	Report any risk assessment completed to support the reasonable prospect of eventual economic extraction and disclose any material risks identified.	n/a
T6 (i)	Report detailed assessment of project technical, economic, political and other key risk factors. Description of actions which will be taken to mitigate and/or manage the identified risk(s).	n/a

T7 (i)	For exploration targets and/or deposits, specific quantities and grades/qualities should be reported in ranges, the basis of which should be explained.	n/a
T7 (i)	Describe and justify criteria and method used as the basis for the classification of the Mineral Resources into varying confidence categories.	10.2
T7 (ii)	Exceptions to the above should be discussed if they are material and detailed reports thereof should exist.	10.2
T7 (iii)	Discuss whether appropriate account has been taken of all relevant factors. i.e. relative confidence in tonnage /grade computations, density, quality, value and distribution of primary data and information, confidence in continuity of the geological and mineralisation models.	10.2
T7 (iv)	State whether the result appropriately reflects the Competent Person's view of the deposit.	10.2
T7 (i)	Describe and justify criteria and method used as the basis for the classification of the Mineral Reserves into varying confidence categories which should be based on the Mineral Resource Category and include consideration of the confidence in all the modifying factors	n/a
T7 (ii)	Discuss the proportion of Probable Mineral Reserves, which have been derived from Measured Mineral Resources (if any), including the reason(s) therefore.	n/a
T7 (iii)	Only Measured and Indicated Resources can be considered for inclusion in the Mineral Reserve.	n/a
T7 (iv)	Mineral Resources classified as Inferred Resources lack the requisite degree of confidence to be converted to a Reserve.	n/a
T7 (v)	State whether the result appropriately reflects the Competent Person's view of the deposit.	n/a
T8 (i)	Where comprehensive reporting of all exploration results is not practicable, representative reporting of low and high-grades and/or widths, should be practiced together with their spatial location to avoid misleading the reporting of Exploration Results.	n/a
T8 (ii)	Announcements by Companies should comply with the SAMREC Code, where applicable, and insofar as they relate or refer to a Competent Person's report they should:	
	- Be approved in writing in advance of publication by the relevant Competent Person; and	n/a
	- The Competent Person(s) relationship to the issuer of the report, if any, should be clearly defined	3
T8 (iii)	If grades are reported then it should be stated clearly whether these are regional averages or if they are selected individual samples taken from the property under discussion.	n/a
T8 (i)	Mineral Resources should be stated as inclusive or exclusive of Mineral Reserves	n/a
T8 (ii)	Report the Mineral Resource statements with sufficient detail indicating the source and type of mineralisation, such as open pit, underground, mineralisation type, facies or ore body, surface dumps, stockpiles and all other sources.	9.2.4
T8 (iii)	The Mineral Resource will include all remnants, stockpiles, tailings, and existing pillars where there may be reasonable and realistic prospects for eventual economic extraction. Inclusion or exclusion of existing pillars into the Mineral Resource will be determined site by site taking into consideration factors such as size, shape, grade, location and other historical and geotechnical considerations. A detailed listing of such exclusions and reasons therefore, signed by a relevant Competent Person(s) should exist	n/a

T8 (iv)	Report the reliability, of the current geological and resource models, and key assumptions, including the reliability of resource classifications. This should include a comparison to the previous Resource quantity and qualities, if available. Where appropriate report and comment on any historic trends (e.g. global bias).	n/a
T8 (i)	Describe the Mineral Resource estimate used as a basis for the conversion to a Mineral Reserve.	n/a
T8 (ii)	Caution should be exercised if Inferred Resources are considered in economic studies, and if included, full disclosure and the effect on the results of the economic studies should be stated.	n/a
T8 (iii)	A comparison between the two scenarios, the one with inclusion and the one without inclusion should be fully explained in the Public Report in such a way so as not to mislead the investors. Inferred Mineral Resources may not be reported as Mineral Reserves	n/a
T8 (iv)	The Mineral Reserve Statement should be reported with sufficient detail indicating the source and type of mineralisation, such as open pit, underground, mineralisation type, facies or ore body, surface dumps, stockpiles and all other sources	n/a
T8 (v)	State the proportion of the total Reserves that is likely to be mined within the current assured tenure timeframe.	n/a
T8 (vi)	Report historic reliability and reconciliation of the performance parameters, assumptions and modifying factors. This should include a comparison to the previous Reserve quantity and qualities, if available. Where appropriate report and comment on any historic trends (e.g. global bias).	n/a
T9 (i)	The overall conclusions of relevant audits or reviews, with specific reference to compliance to relevant Codes, where significant deficiencies and remedial actions should be disclosed.	n/a
T9 (ii)	State type of review (e.g. independent, external) and name of the reviewer(s) together with their recognised professional	n/a
T9 (i)	Material results of any audits or reviews of Mineral Resource estimates. Specific reference regarding all material deficiencies and remedial actions should be disclosed	n/a
T9 (i)	The material results of any audits or reviews of Mineral Reserve estimates. Specific reference regarding all material deficiencies and remedial actions should be disclosed.	n/a
T10 (i)	Description of any other material information that is likely to prevent or facilitate the economic potential of the project.	n/a
T10 (ii)	A glossary of terms used in the report	18
T10 (i)	Discuss possible opportunities that may affect the Mineral Resource.	10.1
T10 (i)	While any other material information or opportunities affecting the project should be discussed, no material impediments to the profitable exploration of the property should remain.	n/a
T11 (i)	State the accountable Competent Persons full name, address, registration number and name of the professional body or ROPO recognized by SAMREC, of which he/she is a member, and relevant experience, together with other key technical staff who prepared and are responsible for the Public Report.	Appendix 1
T11 (ii)	The Competent Person(s) relationship to the issuer of the report, if any, should be clearly defined	Appendix 1
T11 (iii)	The Public Report should include a signature page for the Competent Person(s) to attest to its release.	Appendix 1

T11 (iii)	Such page should include the date of sign-off and the effective date of the report.	Appendix 1

Appendix 3: Granting of Prospecting Right

DME 12

the **dme**

Department: Minerals and Energy
REPUBLIC OF SOUTH AFRICA

Private Bag X33, Welkom, 9460, Cnr Ryk and De Kaap Streets,
DME Building, Welkom, 9459

Enquiries: AMV Le Grange **Ref:** FS 30/5/1/1/2/252 PR
Tel: (057)391 1300 **Fax:** (057)357 6003

BY HAND

The Directors
Free State Development & Investment Corporation Limited
P O Box 11165
JOHANNESBURG
2000

Gentlemen/ Ladies

For attention: S Tainton

EXECUTION OF THE GRANTING OF A PROSPECTING RIGHT IN TERMS OF SECTION 17 OF THE MINERAL AND PETROLEUM RESOURCES DEVELOPMENT ACT, 2002 (ACT 28 OF 2002). THE FARMS DU PREEZ LEGER 324, JONKERSRUS 72, REBELKOP 456, TWEEPAN 678, THE REMAINING EXTENT OF MILLO 693 AND THE REMAINING EXTENT AND PORTION 1 OF VERMEULENSKRAAL 223, MAGISTERIAL DISTRICT OF VIRGINIA.

Herewith, please find four sets of the abovementioned new prospecting right (each set with *inter alia* a copy of the accessional plan).

You are reminded to lodge the relevant prospecting right for registration at the Mining Titles Office, Pretoria, within 30 (thirty) days from the date hereof.

A copy of receipt No. AC 150955 ....for the amount of R 50-00 (being the prescribed registration fee) in respect of the said registration, is attached hereto.

Yours faithfully,

M A OBERHOLZER
REGIONAL MANAGER: MINERAL REGULATION
FREE STATE REGION
DATE: 2008/11/07

Minerals and Energy for Development and Prosperity

Appendix 4: Copy of EMP Approval

APPLICANT'S COPY
(FS) 30/5/1/1/3/2/1 (252) EM

File number: ~~FS3/1/1/2/264PR~~

DEPARTMENT OF MINERALS AND ENERGY

ENVIRONMENTAL MANAGEMENT PLAN

Submitted in support of application for a prospecting right or mining permit.
Section 39 and Regulation 52 of the Minerals and Petroleum Resources Development Act, 2002
(Act 28 of 2002)

REGIONAL MANAGER: MINERAL REGULATION
FREE STATE REGION
2005 -09- 01
DEPARTMENT OF MINERALS AND ENERGY
PRIVATE BAG X 33, WELKOM 9460

Application for a:	*Prospecting Right*	√
	Mining Permit	-

Applicant: *Free State Development Corporation*

Farm: *Du Preez Leger 324, Jonkersrus 72, Millo 693, Rebelkop 456, Tweepan 678, Vermeulenskraal 223*

District: *Virginia*

Mineral: *Gold, Silver and Uranium*

Date: 01 August 2005

Release Version (1.3.1) 01 May 2004

Appendix 5: Directors Statements

Free State Development And Investment Corporation Limited

10 BENMORE ROAD
MORNINGSIDE, SANDTON 2010
P O BOX 650305
BENMORE 2010
TEL +2711 269 84100

17th November 2008.

The Directors,
Minxcom.
For Att. Mr. J Oodendaal.

Dear Sir

Re: Your email dated 13th November 2008-11-17 referring to the Du Preez Leger Project.

Section 12.8(b).
I hereby confirm that there are no management or service agreements in place.

Section 12.8(c)
I hereby confirm that the following persons are listed on the register of Directors as at today's date:
Marais Steyn, Van Zyl Botha, Roger Pearcey, Leslie Arthur Maxwell, Stewart Charles Cavanagh.

Section 12.8(d)
I hereby confirm that no director has or had any direct or indirect interest, beneficial or non-beneficial in the Du Preez Leger Project.

Section 12.8(e)
I hereby confirm that there are no legal proceedings in place or contemplated regarding the Du Preez Leger Project

Section 12.10 a xvi
Proposed further work on the project will include an in-depth review of the available data by a competent geological consulting company with the possible progression, depending upon the results of the aforesaid review, to drilling of up to four geological boreholes as envisaged in the Prospecting works Programme.

Section 12.10 c
The environmental Management Programme was approved by the Regional Manager, Free State Region of the Department of Minerals and Energy, Welkom, on 1st September 2005 as indicated by the copy attached. The environmental rehabilitation liabilities could include the restoration of the possible borehole sites in an estimated maximum amount of R40 000 (forty thousand rand). Funding for such environmental rehabilitation has been proposed in the overall project budget and a Bank Guarantee (as required by the regulations to the Act) in the amount of R10 000 (Ten thousand Rand) has been lodged with the department of Minerals and Energy.

Yours Faithfully,

R.P. Pearcey
Director.

Free State Development and Investment Corporation Limited – REG. NO. 1944/0016931/06

DIRECTORS: M STEYN, VZ BOTHA, RP PEARCEY, L MAXWELL, S CAVANAGH
SECRETARY: RP PEARCEY

Appendix 6: Histograms




Histogram: DOM1_ALL_B_CMGT
Expected Normal
X <= Category Boundary
Normal P-Plot: DOM1_ALL_B_CMGT
Normal P-Plot: Ln_DOM1_ALL_B_CMGT
Ln_DOM1_ALL_B_CMGT: =Log(DOM1_ALL_B_CMGT)
Histogram: DOM1_ALL_LD_CW
Expected Normal
X <= Category Boundary
Normal P-Plot: DOM1_ALL_LD_CW
Normal P-Plot: Ln_DOM1_ALL_LD_CW
Ln_DOM1_ALL_LD_CW: =Log(DOM1_ALL_LD_CW)
Histogram: DOM1_ALL_LD_AU
Expected Normal
X <= Category Boundary
Normal P-Plot: DOM1_ALL_LD_AU
Normal P-Plot: Ln_DOM1_ALL_LD_AU
Ln_DOM1_ALL_LD_AU: =Log(DOM1_ALL_LD_AU)
Expected Normal Value
Value






Histogram: DOMS_ALL_LD_CMGT
Expected Normal
X <= Category Boundary
No. of obs.
Normal P-Plot: DOMS_ALL_LD_CMGT
Expected Normal Value
Value
Normal P-Plot: Ln_DOMS_ALL_LD_CMGT
Ln_DOMS_ALL_LD_CMGT: =Log(DOMS_ALL_LD_CMGT)
Histogram: DOMS_ALL_LD_CW
Expected Normal
X <= Category Boundary
Normal P-Plot: DOMS_ALL_LD_CW
Normal P-Plot: Ln_DOMS_ALL_LD_CW
Ln_DOMS_ALL_LD_CW: =Log(DOMS_ALL_LD_CW)
Histogram: DOMS_ALL_LD_AU
Expected Normal
X <= Category Boundary
Normal P-Plot: DOMS_ALL_LD_AU
Normal P-Plot: Ln_DOMS_ALL_LD_AU
Ln_DOMS_ALL_LD_AU: =Log(DOMS_ALL_LD_AU)






X <= Category Boundary
Value

Exhibit 59

APPLICANT'S COPY

(FS) 30/5/1/1/3/2/1 (252) EM

File number: FS6/1/1/2/254PR

DEPARTMENT OF MINERALS AND ENERGY

ENVIRONMENTAL MANAGEMENT PLAN

Submitted in support of application for a prospecting right or mining permit.
Section 39 and Regulation 52 of the Minerals and Petroleum Resources Development Act, 2002
(Act 28 of 2002)

REGIONAL MANAGER: MINERAL REGULATION
FREE STATE REGION

2005 -09- 01

DEPARTMENT OF MINERALS AND ENERGY
PRIVATE BAG X 33, WELKOM 9460

Application for a:

Prospecting Right	√
Mining Permit	-

Applicant: *Free State Development Corporation*

Farm: *Du Preez Leger 324, Jonkersrus 72, Millo 693, Rebelkop 456, Tweepan 678, Vermeulenskraal 223*

District: *Virginia*

Mineral: *Gold, Silver and Uranium*

Date: **01 August 2005**

Release Version (1.3.1) 01 May 2004

Free State Development And Investment Corporation Limited

10 BENMORE ROAD
MORNINGSIDE, SANDTON 2010
P O BOX 650905
BENMORE 2010
TEL. +2711 269 84200

17th November 2008.

The Directors,
Minxcom.
For Att. Mr. J Oodendaal.

Dear Sir

Re: Your email dated 13th November 2008-11-17 referring to the Du Preez Leger Project.

Section 12.8(b).
I hereby confirm that there are no management or service agreements in place.

Section 12.8(c)
I hereby confirm that the following persons are listed on the register of Directors as at today's date:
Marais Steyn, Van Zyl Botha, Roger Pearcey, Leslie Arthur Maxwell, Stewart Charles Cavanagh.

Section 12.8(d)
I hereby confirm that no director has or had any direct or indirect interest, beneficial or non-beneficial in the Du Preez Leger Project.

Section 12.8(e)
I hereby confirm that there are no legal proceedings in place or contemplated regarding the Du Preez Leger Project

Section 12.10 a xvi
Proposed further work on the project will include an in-depth review of the available data by a competent geological consulting company with the possible progression, depending upon the results of the aforesaid review, to drilling of up to four geological boreholes as envisaged in the Prospecting works Programme.

Section 12.10 c
The environmental Management Programme was approved by the Regional Manager, Free State Region of the Department of Minerals and Energy, Welkom, on 1st September 2005 as indicated by the copy attached. The environmental rehabilitation liabilities could include the restoration of the possible borehole sites in an estimated maximum amount of R40 000 (forty thousand rand). Funding for such environmental rehabilitation has been proposed in the overall project budget and a Bank Guarantee (as required by the regulations to the Act) in the amount of R10 000 (Ten thousand Rand) has been lodged with the department of Minerals and Energy.

Yours Faithfully,

R.P. Pearcey
Director.

APPLICANT'S COPY

(FS) 30/5/1/1/3/2/1 (252) EM

File number: ~~FS/1/1/3/264PR~~

DEPARTMENT OF MINERALS AND ENERGY

ENVIRONMENTAL MANAGEMENT PLAN

Submitted in support of application for a prospecting right or mining permit.
Section 39 and Regulation 52 of the Minerals and Petroleum Resources Development Act, 2002 (Act 28 of 2002)

REGIONAL MANAGER: MINERAL REGULATION
FREE STATE REGION
2005 -09- 01
DEPARTMENT OF MINERALS AND ENERGY
PRIVATE BAG X 33, WELKOM 9460

Application for a:

Prospecting Right	√
Mining Permit	

Applicant: *Free State Development Corporation*

Farm: *Du Preez Leger 324, Jonkersrus 72, Millo 693, Rebelkop 456, Tweepan 678, Vermeulenskraal 223*

District: *Virginia*

Mineral: *Gold, Silver and Uranium*

Date: 01 August 2005

Release Version (1.3.1) 01 May 2004

2681

Roger Pearcey

From: Xenium [xenium@xenium.co.za]
Sent: Thursday, November 13, 2008 3:21 PM
To: Roger Pearcey; 'Van Zyl Botha'; Marais Steyn
Subject: Fw: Du Preez Leger CPR

Dear Roger

Could you please forward required information to Johan Oodendaal.

Regards
Izan

----- Original Message -----
From: Rabia Barends
To: xenium@xenium.co.za
Cc: johan@minxcon.co.za
Sent: Thursday, November 13, 2008 1:18 PM
Subject: Du Preez Leger CPR

Izan,

I have conducted the markup of the Du Preez Leger CPR in accordance with the JSE Listing Requirements (Section 12), and have found that we still require the following information:-

12.8(b)	Show details of all management and service agreements
12.8(c)	Names of the issuer's directors
12.8(d)	details of any direct or indirect interest, beneficial or non-beneficial, which each director, Competent Person an in Section 10, has or, within two years of the date of the pre-listing statement, had: (i) in any asset (including any right to explore for minerals) which has been acquired or dispos the issuer, including any interest in the consideration passing to or from the issuer; (ii) in the share capital of the issuer; and (iii) in the promotion of the issuer;
12.8(e)	A statement by the directors of any legal proceedings that may have an influence on the rights to explore for negative statement.
12.10 a xvi	A statement with respect to further work (exploration): the nature and scale of planned further work (e.g., addit fully out-lined..
12.10 c	A statement must be provided to the effect that an environmental management programme as required by S Act has been approved by the Regional Director concerned, the cost of such programme and a sum environmental liabilities and their planned funding.

Please provide us with the above information so that we can complete the report as requested.

Regards

Rabia Barends
Geologist
Tel: 071 602 1233
www.minxcon.co.za

Free State Development And Investment Corporation Limited
10 BENMORE ROAD
MORNINGSIDE, SANDTON 2010
P O BOX 650905
BENMORE 2010
TEL. +2711 269 8400
Fax +2711 269 8520

To whom it may concern:

14 November 2008

Statement regarding the Du Preez Leger Project.

Proposd further work on the project will include an in-depth review of the available data by a competent geological consulting company with the possible progression, depending upon the results of the aforesaid review, to drilling of up to four geological boreholes as envisaged in the Prospecting works Programme.

The environmental Management Programme was approved by the Regional Manager, Free State Region of the Department of Minerals and Energy, Welkom, on xx November 2005 as indicated by the copy attached. The environmental rehabilitation liabilities could include the restoration of the possible borehole sites in an estimated maximum amount of R40 000 (forty thousand rand). Funding for such environmental rehabilitation has been proposed in the overall project budget and a Bank Guarantee (as required by the regulations to the Act) in the amount of R10 000 (ten thousand Rand) has been lodged with the department of Minerals and Energy.

R Pearcey
Director

Free State Development And Investment Corporation Limited
10 BENMORE ROAD
MORNINGSIDE, SANDTON 2010
P O BOX 650905
BENMORE 2010
TEL. +2711 269 84200

17th November 2008.

The Directors,
Minxcom.
For Att. Mr. J Oodendaal.

Dear Sir

Re: Your email dated 13th November 2008-11-17 referring to the Du Preez Leger Project.

Section 12.8(b).
I hereby confirm that there are no management or service agreements in place.

Section 12.8(c)
I hereby confirm that the following persons are listed on the register of Directors as at today's date:
Marais Steyn, Van Zyl Botha, Roger Pearcey, Leslie Arthur Maxwell, Stewart Charles Cavanagh.

Section 12.8(d)
I hereby confirm that no director has or had any direct or indirect interest, beneficial or non-beneficial in the Du Preez Leger Project.

Section 12.8(e)
I hereby confirm that there are no legal proceedings in place or contemplated regarding the Du Preez Leger Project

Section 12.10 a xvi
Proposed further work on the project will include an in-depth review of the available data by a competent geological consulting company with the possible progression, depending upon the results of the aforesaid review, to drilling of up to four geological boreholes as envisaged in the Prospecting works Programme.

Section 12.10 c
The environmental Management Programme was approved by the Regional Manager, Free State Region of the Department of Minerals and Energy, Welkom, on 1st September 2005 as indicated by the copy attached. The environmental rehabilitation liabilities could include the restoration of the possible borehole sites in an estimated maximum amount of R40 000 (forty thousand rand). Funding for such environmental rehabilitation has been proposed in the overall project budget and a Bank Guarantee (as required by the regulations to the Act) in the amount of R10 000 (Ten thousand Rand) has been lodged with the department of Minerals and Energy.

Yours Faithfully,

R.P. Pearcey
Director.

Exhibit 60

RNG/ JCI - R&E/ JCI Limited - Statement by the Mediators
Randgold and Exploration Company Ltd ("R&E") Claimant
(Incorporated in the Republic of South Africa)
(Registration number 1992/005642/06)
Share Code: RNG (suspended) ISIN: ZAE000008819
ADR Ticker Symbol: RANGE
("R&E" or "the Company")
and
JCI LIMITED ("JCI") Defendant
(Incorporated in the Republic of South Africa)
Registration number 1984/00854/06
Share code: JCD ISIN: ZAE000039681 (Suspended)
("JCI")
STATEMENT BY THE MEDIATORS
IN THE MEDIATION BETWEEN:
RANDGOLD AND EXPLORATION
COMPANY LTD ("R&E") Claimant
and
JCI LIMITED ("JCI") Defendant
STATEMENT BY THE MEDIATORS
The mediation agreement in terms whereof we were appointed
"... to mediate the disputes and insofar as is possible make recommendations to the parties as to how the R&E Claims and the JCI Claims should be resolved"
provided, as a precursor to the mediation process, for an exchange of pleading in the nature of High Court pleadings, accompanied by all documents relied upon by each party to support its respective claim and the exchange of comprehensive reports from forensic accountants for both R&E and JCI.
In view of these comprehensive procedures, the optimistic timetable to address and try and resolve the issues between the parties soon turned out to be unachievable and led to an amended timetable.
R&E filed a statement of claim. In its plea thereto JCI denied that it was, in terms of the mediation agreement, liable for debts which may be found to be due by any of the JCI subsidiaries or by JCI, other than the debts of JCI Limited. That raised a question as to the scope of the mediation agreement and our powers thereunder. In addition, JCI notified an amendment to their original plea to seek a rectification of the mediation agreement to accord with its interpretation of that agreement. JCI did not submit a counter-claim.
We called for written submissions on the above issue from the lawyers representing the respective parties. We also interviewed current directors Messrs Gray and Nurek and erstwhile director Mr Lamprecht during early December 2006 in order to come to grips with the matter in issue.
A second important preliminary issue was raised by R&E. This related to the method of quantification of damages: R&E is seeking to recover damages allegedly due to thefts by or for the benefit of JCI. The question that was raised was how quantification should take place in our law in the event of a theft, as opposed to breach of contract or delict. Again, we called for written submissions from the respective legal teams.
Having considered these preliminary issues, we are in a position to give guidance to the parties as part of the mediation process. We do not consider it presently necessary to call for any further submissions regarding the legal issues.
By the end of 2006 it had become obvious to all involved in the process that the mediation would not be finalised before the end of the first quarter of 2007.
Various meetings have since been held between Professor Wainer and the forensic accountants representing both parties in order to attempt to narrow and to crystallise the areas of difference between the parties.
We also met separately with the representatives from the boards of both R&E and JCI on 9 February 2007 in order to, inter alia, obtain their thoughts regarding the disputes and possible resolution thereof.
We have recently also held meetings with the financial directors of both companies, inter alia, to obtain an understanding of the present financial position of the companies and the actual cash and benefits received from the transactions which are the subject of the dispute.
Having considered the various R&E claims and taking into account the areas of

In our view, a protracted arbitration between R&E and JCI followed by the spectre of a liquidation to satisfy any judgement is commercially and practically unattractive and will be value destructive for both sets of shareholders. The ultimate outcome of litigation would be uncertain and valuable management time will be sterilized in the process.

Litigation is also likely to be time consuming and expensive, create share value inhibitions during its duration and be significantly value destructive on a liquidation - both by the realisation of fire sale prices for assets and due to costs of liquidation.

Any settlement proposal which leaves no value for JCI shareholders is in our view unrealistic and would, for JCI, be a poor alternative to the litigation process, irrespective of its probable outcome.

Central to the determination of an overall settlement would be an assessment of the fair net asset value of both companies, particularly of JCI.

To ameliorate the difficulties in making an accurate assessment of the net asset value, it is recommended that an overall settlement be pursued on the basis of a merger between the companies. On a merged entity basis, at least any under/over estimation of the asset values will be captured within the shareholders' shareholding in the combined entity. Thus if, for example, certain assets ultimately yield a value of Rx more than the amount estimated for the purposes of the overall settlement, that amount will inure for the benefit of both sets of shareholders (albeit in diluted proportions).

Parallel to the mediation process, the chief executive and financial directors of both companies have explored and quantified various alternatives of possible amounts to be used for the purposes of a settlement figure - which would ultimately drive the share swap ratio between R&E and JCI. We have been apprised of these efforts.

Having regard to all of the above, a settlement figure in the range of R1.2 billion to R1.5 billion appears at this stage and on the figures available to us to be a realistic starting point to resolve the disputes between the companies -the basis being that the settlement figure be used to ultimately drive the merger ratio between the shareholders of the companies. The current balance sheet position of both legal entities should be available to the shareholders to facilitate agreement on a settlement figure.

The mediators remain available to assist in achieving an acceptable settlement within the parameters outlined above.

S F BUR&ER SC

CHARLES NUPEN

PROF H E WAINER CA (SA)

28 February 2007

Date: 07/03/2007 11:28:33 Produced by the JSE SENS Department.

Exhibit 61

JCD/ RNG - R&E/ JCI - Postscript to statement by the Mediators
JCI LIMITED
(Incorporated in the Republic of South Africa)
Registration number 1984/00854/06
Share code: JCD & ISIN: ZAE000039681 (Suspended)
("JCI")
Randgold & EXPLORATION COMPANY LIMITED
(Incorporated in the Republic of South Africa)
(Registration Number 1992/005642/06)
Share code: RNG & ISIN: ZAE000008819
(Suspended)
ADR Ticker symbol: RNG
Nasdaq trading symbol: RANGY (Delisted)
("R&E")
IN THE MEDIATION BETWEEN:
RANDGOLD AND EXPLORATION
COMPANY LTD ("R&E") Claimant
and
JCI LIMITED ("JCI") Defendant
POSTSCRIPT TO STATEMENT BY THE MEDIATORS DATED 28 FEBRUARY 2007
We circulated a statement to the boards of JCI and R&E prior to wider release. A question has been raised as to the scope of what is being conveyed by paragraph 11 of that statement. What we intend to convey is that the R&E claims, if successful, will exceed the net asset value of JCI.
S F BURGER SC
CHARLES NUPEN
PROF H E WAINER CA (SA)
5 March 2007
Date: 07/03/2007 11:29:55 Produced by the JSE SENS Department.

Exhibit 62

JCD RNG
JCD RNG
RNG / JCD - Randgold and Exploration / JCI Limited - Statement By The Mediators
Randgold and Exploration Company Ltd ("R&E") Claimant
(Incorporated in the Republic of South Africa)
(Registration number 1992/005642/06)
Share Code: RNG (suspended) ISIN: ZAE000008819
ADR Ticker Symbol: RANGE
("R&E" or "the Company")
JCI LIMITED ("JCI") Defendant
(Incorporated in the Republic of South Africa)
Registration number 1984/00854/06
Share code: JCD ISIN: ZAE000039681 (Suspended)
("JCI")
IN THE MEDIATION BETWEEN:
RANDGOLD AND EXPLORATION
COMPANY LTD ("R&E") Claimant
and
JCI LIMITED ("JCI") Defendant
The announcement released earlier on SENS did not contain numbering
STATEMENT BY THE MEDIATORS

1. The mediation agreement in terms whereof we were appointed ". to mediate the disputes and insofar as is possible make recommendations to the parties as to how the R&E Claims(1) and the JCI Claims(2) should be resolved"
provided, as a precursor to the mediation process, for an exchange of pleading in the nature of High Court pleadings, accompanied by all documents relied upon by each party to support its respective claim and the exchange of comprehensive reports from forensic accountants for both R&E and JCI.

2. In view of these comprehensive procedures, the optimistic timetable to address and try and resolve the issues between the parties(3) soon turned out to be unachievable and led to an amended timetable.

3. R&E filed a statement of claim. In its plea thereto JCI denied that it was, in terms of the mediation agreement, liable for debts which may be found to be due by any of the JCI subsidiaries(4) or by JCI,(5) other than the debts of JCI Limited. That raised a question as to the scope of the mediation agreement and our powers thereunder. In addition, JCI notified an amendment to their original plea to seek a rectification of the mediation agreement to accord with its interpretation of that agreement. JCI did not submit a counter-claim.

4. We called for written submissions on the above issue from the lawyers representing the respective parties. We also interviewed current directors Messrs Gray and Nurek and erstwhile director Mr Lamprecht during early December 2006 in order to come to grips with the matter in issue.

5. A second important preliminary issue was raised by R&E. This related to the method of quantification of damages: R&E is seeking to recover damages allegedly due to thefts by or for the benefit of JCI. The question that was raised was how quantification should take place in our law in the event of a theft, as opposed to breach of contract or delict. Again, we called for written submissions from the respective legal teams.

6. Having considered these preliminary issues, we are in a position to give guidance to the parties as part of the mediation process. We do not consider it presently necessary to call for any further submissions regarding the legal issues.

7. By the end of 2006 it had become obvious to all involved in the

process that the mediation would not be finalised before the end of the first quarter of 2007.

8. Various meetings have since been held between Professor Wainer and the forensic accountants representing both parties in order to attempt to narrow and to crystallise the areas of difference between the parties.

9. We also met separately with the representatives from the boards of both R&E and JCI on 9 February 2007 in order to, inter alia, obtain their thoughts regarding the disputes and possible resolution thereof.

10. We have recently also held meetings with the financial directors of both companies, inter alia, to obtain an understanding of the present financial position of the companies and the actual cash and benefits received from the transactions which are the subject of the dispute.

11. Having considered the various R&E claims and taking into account the areas of agreement and disagreement in relation to the underlying cash flows, it appears to us that the value of sustainable R&E claims might well exceed the net asset value of JCI.

12. In our view, a protracted arbitration between R&E and JCI followed by the spectre of a liquidation to satisfy any judgement is commercially and practically unattractive and will be value destructive for both sets of shareholders. The ultimate outcome of litigation would be uncertain and valuable management time will be sterilized in the process.

13. Litigation is also likely to be time consuming and expensive, create share value inhibitions during its duration and be significantly value destructive on a liquidation - both by the realisation of fire sale prices for assets and due to costs of liquidation.

14. Any settlement proposal which leaves no value for JCI shareholders is in our view unrealistic and would, for JCI, be a poor alternative to the litigation process, irrespective of its probable outcome.

15. Central to the determination of an overall settlement would be an assessment of the fair net asset value of both companies, particularly of JCI.

16. To ameliorate the difficulties in making an accurate assessment of the net asset value, it is recommended that an overall settlement be pursued on the basis of a merger between the companies. On a merged entity basis, at least any under/over estimation of the asset values will be captured within the shareholders' shareholding in the combined entity. Thus if, for example, certain assets ultimately yield a value of Rx more than the amount estimated for the purposes of the overall settlement, that amount will inure for the benefit of both sets of shareholders (albeit in diluted proportions).

17. Parallel to the mediation process, the chief executive and financial directors of both companies have explored and quantified various alternatives of possible amounts to be used for the purposes of a settlement figure - which would ultimately drive the share swap ratio between R&E and JCI. We have been apprised of these efforts.

18. Having regard to all of the above, a settlement figure in the range of R1.2 billion to R1.5 billion appears at this stage and on the figures available to us to be a realistic starting point to resolve the disputes between the companies -the basis being that the settlement figure be used to ultimately drive the merger ratio between the shareholders of the companies. The current balance sheet position of both legal entities should be available to the shareholders to facilitate agreement on a settlement

figure.

19. The mediators remain available to assist in achieving an acceptable settlement within the parameters outlined above.

S F BURGER SC
CHARLES NUPEN
PROF H E WAINER CA (SA)
28 February 2007

(1) "the R&E Claims" is defined in the mediation agreement as being all and any claims of whatsoever nature from whatsoever cause arising which R&E alleges it enjoys against JCI.

(2) "the JCI Claims" is defined in the mediation agreement as being all and any claims of whatsoever nature from whatsoever cause arising which JCI alleges it enjoys against R&E.

(3) Clause 8.5.4 provides: "The Party shall require the Mediators to make recommendations to the Parties as regards the resolution of the R&E Claims and JCI Claims as soon as possible, but within no more than 30 (thirty) days of the Party's first meeting with the Mediators or such longer period as the Mediators in their sole discretion, at all times acting reasonably, may suggest."

(4) Defined in the mediation agreement as meaning all and any subsidiary or associated companies of JCI or in which JCI has an interest, whether direct or indirect, including its interests in CMMS

(5) Defined in the mediation agreement as JCI Limited

Date: 07/03/2007 16:39:15 Produced by the JSE SENS Department.

◄ Back to SENS list PRINT this article ►

Exhibit 63

RNG/JCD - R&E/ JCI Limited - Joint Announcement And Further Renewal Of Cautionary

Randgold & EXPLORATION COMPANY LIMITED
(Incorporated in the Republic of South Africa)
(Registration Number 1992/005642/06)
Share code: RNG & ISIN: ZAE000008819 (Suspended)
ADR Ticker symbol: RNG
Nasdaq trading symbol: RANGY (Delisted)
("R&E")

JCI LIMITED
(Incorporated in the Republic of South Africa)
Registration number 1984/00854/06
Share code: JCD & ISIN: ZAE0000039681 (Suspended)
("JCI")

JOINT ANNOUNCEMENT TO R&E AND JCI SHAREHOLDERS RELATING TO A STATEMENT BY THE MEDIATORS IN THE MEDIATION BETWEEN THE COMPANIES; A POSTSCRIPT THERETO AND FURTHER RENEWAL OF CAUTIONARY ANNOUNCEMENT

1. Shareholders of R&E and JCI are referred to the joint cautionary announcement published on 23 February 2007.
2. At the request of the Mediators, Advocate S Burger SC, Mr. C. Nupen and Prof. H. Weiner, the Statement issued by the Mediators on 28 February 2007 and the Postscript thereto, dated 5 March 2007 are published by the respective Boards of Directors of R&E and JCI.
3. Regard being had to the fact that the matter has not been finally resolved, shareholders of R&E and JCI are advised that they should continue to exercise caution when trading in their shares over the counter.

FORWARD-LOOKING STATEMENT DISCLAIMER FOR R&E

Certain statements in this announcement, as well as oral statements that may be made by R&E's officers, directors or employees acting on its behalf relating to such information, contain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All statements, other than statements of historical facts, are "forward-looking statements". These include, without limitation, those statements concerning the fraud and misappropriation that are alleged to have occurred and the time periods affected thereby; the ability of R&E to recover any misappropriated assets and investments; the outcome of any proceedings on behalf of, or against R&E; R&E's ability to complete its forensic investigation and prepare audited financial statements; the time period for completing its forensic investigation and audited financial statements; the amount of any claims R&E is or is not able to recover against others, including JCI and the success of its mediation with JCI; and the ultimate impact on R&E's previously released financial statements and results, assets and investments, including with respect to Randgold Resources Limited, business, operations, economic performance, financial condition, outlook and trading markets. Although R&E believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct, particularly in light of the extent of the alleged frauds and misappropriations uncovered to date. Actual results could differ materially from those implied by or set out in the forward-looking statements.

Among other factors, these include the extent, magnitude and scope of any fraud and misappropriation that may be ultimately determined to have occurred and the time periods and facts related thereto following the completion of the forensic investigation and any other investigations that may be commenced and the ultimate outcome of such forensic investigation; the ability of R&E to successfully assert any claims it may have against other parties for fraud or misappropriation of R&E assets or otherwise and the solvency of any such parties, including JCI; the determinations of the mediators and acceptance of any such determinations by the shareholders of R&E and JCI; the ability of R&E to defend successfully any counterclaims or proceedings against it; the ability of R&E and its forensic investigators to obtain the necessary information with respect to R&E's transactions, assets, investments, subsidiaries and associated entities to complete the forensic investigation and prepare audited financial statements; the willingness and ability of R&E's forensic investigators and

willingness to lift its suspension of the trading of R&E's securities on that exchange; changes in economic and market conditions; fluctuations in commodity prices and exchange rates; the success of any business and operating initiatives, including any mining rights; changes in the regulatory environment and other government actions; business and operational risk management; other matters not yet known to R&E or not currently considered material by R&E; and the risks identified in Item 3 of R&E's most recent annual report on Form 20-F filed with the SEC and its other filings and submissions with the SEC.

All forward-looking statements attributable to R&E, or persons acting on its behalf, are qualified in their entirety by these cautionary statements. R&E expressly disclaims any obligation to release publicly any update or revisions to any forward-looking statements to reflect any changes in expectations, or any change in events or circumstances on which those statements are based, unless otherwise required by law.

7 March 2007

Johannesburg

Sponsor

Sasfin Capital

(A division of Sasfin Bank Limited)

Date: 07/03/2007 11:23:56 Produced by the JSE SENS Department.

Exhibit 64

RNG/JCD - R&E/JCI - Shareholder Update and further 15 Mar 2007

JCD RNG KRHT
JCD RNG
RNG/JCD - R&E/JCI - Shareholder Update and further Renewal of Cautionary
Randgold & EXPLORATION COMPANY LIMITED
(Incorporated in the Republic of South Africa)
(Registration Number 1992/005642/06)
Share code: RNG & ISIN: ZAE000008819 (Suspended)
ADR Ticker symbol: RNG
Nasdaq trading symbol: RANGY (Delisted)
("R&E")
JCI LIMITED
(Incorporated in the Republic of South Africa)
Registration number 1984/00854/06
Share code: JCD & ISIN: ZAE0000039681 (Suspended)
("JCI")

SHAREHOLDER UPDATE ON
THE SETTLEMENT AND/OR MERGER NEGOTIATIONS BETWEEN
R&E AND JCI
(COLLECTIVELY "THE COMPANIES" or "BOTH COMPANIES")
AND
FURTHER RENEWAL OF CAUTIONARY ANNOUNCEMENT

1. Background

R&E and JCI shareholders are referred to the joint cautionary announcement published on 23 February 2007, wherein R&E and JCI shareholders were advised that negotiations regarding a possible settlement between the companies are in progress.

In the course of these negotiations the companies engaged with certain major shareholders, some of which hold a significant portion of the shares in both companies, with a view to determining their support for a possible merger between the companies. Certain information was disclosed to such shareholders, subject to Confidentiality Agreements which were binding until close of business on 14 March 2007.

Pursuant to the lapsing of the Confidentiality Agreements, the companies do hereby provide a summary of the information disclosed to such shareholders.

2. Summary of information

Proposed merger

Any proposed merger ratio between the companies will ultimately be dependent on the actual Net Asset Values ("NAVs") of the companies. The valuation of the assets of both companies will always be the subject of debate amongst different interests, necessitating a compromise of values. The boards of directors of both companies have disclosed the range of valuations set out below to the companies` major shareholders solely for the purpose of initiating discussions amongst the companies and their shareholders. The boards, following the expiration of the companies` Confidentiality Agreements with such major shareholders, are reporting that range of valuations in this joint announcement solely for the purpose of disclosing to all of the companies` shareholders the information made available to the companies` major shareholders for such purposes. Such valuations are qualified in their entirety by the fact that investigations, valuations and negotiations are still in progress and such valuations are subject to change.

Valuation disclaimer

The values provided below have been determined based on the information currently in possession of the boards of directors of both companies and have not been audited, reviewed passed upon or otherwise provided by external auditors, appraisers, valuation experts or any other independent third party. The valuations have been provided solely for the purpose of progressing the merger negotiations requested by the mediators, and should not be construed to be accurate representations of the actual value of the assets. Furthermore, the valuations of some of the assets listed below are inherently speculative due to the nature of those assets, particularly the prospecting rights, the fact that no independent testing or analysis has been performed on such assets, the extent of the alleged frauds, the fact that investigations are ongoing, and the fact that information available to

the boards of directors of the companies may not be complete or accurate and is subject to change. Neither of the companies can assume that the values provided in the NAV statement will be realized in whole or in part, and such values are being provided solely due to the fact that such information has been provided to the companies' major shareholders in order to facilitate discussion on a proposed merger as recommended by the mediators. Such information should not be relied upon in any manner by shareholders of the companies. The valuations provided below are not compatible with the values that might be assigned to such assets in accordance with generally accepted accounting principles, and may differ materially from such amounts and the actual value of such assets.

1. Pre-Merger NAV

Unaudited unreviewed estimated NAV Statements

Refer to the directors disclaimer as set out above and in the Renewal of Cautionary Announcement set out below.

	R&E (R million)	JCI (R million)
Goldfields Limited ("Goldfields")	230	1,644
R&E	-	186
Matodzi Resources Limited	-	51
JCI	78	-
Other listed investments	12	29
Boschendal wine estate	-	140
Other long-term assets	154	133
Prospecting Rights	400	350
Jaganda	-	284
Investec Loan Agreement Profit Share	-	(388)
Taxation	(16)	(220)
Net current assets	4	(163)
Post Retirement provision	(34)	-
		-
Sub Total	827	2,046

2. Assuming a settlement figure of R1.2 billion

	R&E	JCI
Total (carried from above)	827	2,046
Settlement	1,200	(1,200)
Total after settlement	2,027	846

3. Assuming a settlement figure of R1.5 billion

	R&E	JCI
Total (carried from above)	827	2,046
Settlement	1,500	(1,500)
Total after settlement	2,327	546

4. Estimated number of shares (millions)

	R&E	JCI
Ordinary shares in issue	74,8	2,224,8
Estimated number of shares to be cancelled	(3,0)	(317,0)
Net shares in issue	71,8	1,907,8

5. NAV per share calculation (Rand per share)

	R&E	JCI
NAV per share at settlement of R1.2 billion	28.22	0.44
NAV per share at settlement of R1.5 billion	32.40	0.29

6. Illustrative merger ratio (Percentage respective contribution to consolidated NAV)

	R&E	JCI
- Assuming a R1.2 billion settlement	71%	29%
- Assuming a R1.5 billion settlement	81%	19%

Important notes to the NAV statements:

Settlement of R&E Claim

Flowing from the mediation process, the Mediators prepared a Statement and Postscript thereto of their interim findings and recommendations on 28 February and 5 March 2007, respectively, and which publications are

available on the websites of both companies. The Mediators Statement recommends that an overall settlement be pursued between the companies on the basis of a merger. The boards of directors of both companies have unanimously agreed that a merger between the companies is in the best interests of shareholders and have agreed to further explore the benefits and risks of such a merger to shareholders.

Shares in issue

The companies anticipate they will be in a position to cancel some of their shares that were previously issued for little or no value. All legal avenues are being pursued to advance the companies` prospects in this regard. Current estimates are that R&E will be able to cancel 3 million R&E ordinary shares and JCI will be able to cancel 317 million JCI ordinary shares. (Excludes shares that may have been previously issued for little or no value, but which are not currently traceable or identifiable).

Listed Assets

The value of the listed assets of both companies are based on the 30-day volume weighted average price ("vwap") as at 23 February 2007. The value of the Goldfield`s shares included in the unaudited unreviewed NAV statements was R 122.40 per share.

R&E and JCI`s cross-holdings (post-settlement)

The cross-holdings between the companies are stated at the mid-point NAVs (post-settlement) per share, for illustrative NAV purposes only and quantified in the following table:

	JCI`s share-holding in R&E	R&E`s share-holding in JCI
number of shares (millions)	6.2	223.4
Share value in Rands	30.00	0.35
Valuation (R`million)	186	78

It is important to note that the share prices as published by JSE, at the respective dates of suspension, was R8.90 for R&E and R0.16 for JCI respectively.

JCI`s interest in the Boschendal wine estate

The valuation of JCI`s interest in the Boschendal development is based on the most recent offer received. JCI`s board of directors are of the opinion that the valuation of R140 million may be fair, however, the JCI board has indicated that the long-term value of the investment could be in excess of this amount. Due to various uncertainties, the JCI board is not able to further speculate on the valuation of this asset.

JCI`s investment in the Jaganda Preference Shares

The investment in Jaganda was made by JCI as seed capital for the black empowerment vehicle to invest in the share capital of Simmer & Jack Mines Limited ("Simmers"). As a result of this investment, JCI acquired the right to 357 374 000 preference shares in Jaganda, at a face value of 25 cents per preference share. The preference shares carry interest at the bank prime overdraft rate in South Africa, only in the event and to the extent that Simmers pays dividends to its shareholders. In addition, on redemption, 20% of the 30-day vwap of a Simmers quoted share price on JSE above 25 cents per share becomes payable to JCI in cash. At a Simmers share price of R5.69, the total value of the Jaganda preference shares is R478 million. The preference shares mature in June 2010.

Jaganda disputes the validity of the preference shares based on certain technical issues. It has, however, placed 80 million Simmers shares in trust with its attorneys to be held pending the final resolution of the dispute. Jaganda acknowledges that it is indebted to JCI for R89.3 million but denies further obligations. The litigation continues.

The boards of directors of both companies are not able to place value on the Jaganda asset due to the uncertainty regarding its holding but, for purposes of the merger discussions only, the boards have assigned a value of R286 million to the Jaganda asset (this being the mid-point between the face value of the preference shares of approximately R90 million and the current value of approximately R478 million.)

Prospecting Rights

Prospecting Rights contiguous to the South Deep gold mine

Both companies have indirect stakes in the prospecting rights contiguous to the South Deep gold mine, effectively owned by Goldfields. The interests of

both companies are held through a joint investment in Free State Development and Investment Corporation Limited. The boards of both companies are currently negotiating with potential suitors on the value of these prospecting rights and therefore, it is not prudent at this stage for the boards of both companies to indicate any valuation of these rights.

Other Prospecting Rights

The additional parcels of prospecting rights could be attractive to further explore, exploit, joint venture or alienate. It would not be prudent at this stage to disclose the break-down of the value of these rights, other than to provide shareholders with what the companies believe to be a conservative valuation as disclosed in the NAV statement.

The Investec Loan Agreement ("the ILA")

JCI entered into a Loan Agreement with Investec Bank Limited in August 2005. The ILA provides for a Profit Share to be paid to the bank on certain selected assets of JCI. Full provision has been made in the NAV Statement for the bank's Profit Share based on the assumed asset valuations contained in such NAV Statement. Two shareholders of JCI, namely Letseng Diamonds Limited, represented by Mr M Koppel and Trinity Asset Management (Pty) Limited, represented by Mr Q George, have filed applications to have the ILA set aside. Should these actions be successful, the NAV of JCI will increase correspondingly.

R&E Claims

The Mediators' Statement records and recommends t6hat on the basis of the figures that were disclosed to them a settlement figure between R1.2 billion to R1.5 billion is a realistic starting point to resolve the dispute between the companies.

Third Party Claims

Any additional recoveries not reflected in the NAV statements will further contribute towards both companies financial position, and will be addressed in subsequent financial statements.

Previously published NAV Statements and results

Shareholders are referred to the provisional unaudited and unreviewed results published by R&E and JCI on 31 March 2006 and 7 April 2006 respectively. These results included estimated NAV statements for the companies, for which no definitive reconciliation has been prepared to the NAV Statement disclosed in this joint announcement.

Furthermore, a description of the assets, liabilities and additional information on the companies contained in the abovementioned results are available on the companies' websites.

3. Merger

The boards of both companies believe that the NAV statements provide a range of ratios which could form the basis of a merger of the companies. Based on the NAV calculations provided in this joint announcement, an indicative merger ratio of the combined entity of between 71% to 81% of value should be ascribed to R&E shareholders and between 29% and 19% of value ascribed to the JCI shareholders. There can, however, be no assurance that the valuations contained in this joint announcement will ultimately be proved to be accurate or acceptable to the shareholders of the companies. The boards of both companies intend to further explore the possibility of a merger. Should an agreement be reached between the companies, a merger in all likelihood will be proposed in the form of a scheme of arrangement in terms of Section 311 of the Companies Act. This will require 75% shareholder approval and High Court sanction. In the interim, the companies remain bound by the terms and conditions of the mediation and arbitration agreement signed on 7 April 2006.

RENEWAL OF CAUTIONARY ANNOUNCEMENT TO R&E AND JCI SHAREHOLDERS

Further details will be provided as and when they become available and shareholders will be informed of any further developments in this regard. Notwithstanding the reasonable endeavours of both boards of directors concerned, shareholders are advised that the NAV calculations used are based on estimates of the boards of directors of both companies as at the date of publication of this joint announcement. They have not been independently verified and are subject to a number of inherent uncertainties as described herein. The NAV valuations used have not been audited or reviewed by the companies auditors. Accordingly the directors of both companies disclaim any liability in respect of the accuracy, correctness and/or completeness of the information provided herein.

Investors should not place any reliance on such estimates.
Shareholders are therefore further advised to exercise caution in trading their shares over-the-counter until negotiations are finalised.

FORWARD-LOOKING STATEMENT DISCLAIMER FOR R&E

Certain statements in this announcement, as well as oral statements that may be made by R&E's officers, directors or employees acting on its behalf relating to such information, contain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All statements, other than statements of historical facts, are "forward-looking statements". These include, without limitation, those statements concerning the value of the net assets of R&E and JCI; the ability of the companies to successfully consummate a merger that is approved by the shareholders and is acceptable to the necessary governmental authorities, the fraud and misappropriation that are alleged to have occurred and the time periods affected thereby; the ability of R&E to recover any misappropriated assets and investments; the outcome of any proceedings on behalf of, or against R&E; R&E's ability to complete its forensic investigation and prepare audited financial statements; the time period for completing its forensic investigation and audited financial statements; the amount of any claims R&E is or is not able to recover against others, including JCI, and the success of its mediation with JCI; the likelihood and economic parameters of any merger arrangement between JCI and R&E; the estimated valuations given to assets and liabilities in the NAV statement; and the ultimate impact on R&E's previously released financial statements and results, assets and investments, including with respect to Randgold Resources Limited, business, operations, economic performance, financial condition, outlook and trading markets. Although R&E believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct, particularly in light of the extent of the alleged frauds and misappropriations uncovered to date. Actual results could differ materially from those implied by or set out in the forward-looking statements.

Among other factors, these include the inherent difficulties and uncertainties in ascertaining the values of the net assets of the companies, particularly in light of the absence of any independent valuations, the existence of any unknown liabilities, the willingness of any governmental authority to sanction any merger in light of the absence of independent valuations or otherwise; the extent, magnitude and scope of any fraud and misappropriation that may be ultimately determined to have occurred and the time periods and facts related thereto following the completion of the forensic investigation and any other investigations that may be commenced and the ultimate outcome of such forensic investigation; the ability of R&E to successfully assert any claims it may have against other parties for fraud or misappropriation of R&E assets or otherwise and the solvency of any such parties, including JCI; the determinations of the mediators and acceptance of any such determinations by the shareholders of R&E and JCI; the ability of R&E to defend successfully any counterclaims or proceedings against it; the ability of R&E and its forensic investigators to obtain the necessary information with respect to R&E's transactions, assets, investments, subsidiaries and associated entities to complete the forensic investigation and prepare audited financial statements; the willingness and ability of R&E's forensic investigators and auditors to issue any final opinions with respect thereto; the ability of R&E to implement improved systems and to correct its late reporting; the JSE Limited's willingness to lift its suspension of the trading of R&E's securities on that exchange; changes in economic and market conditions; fluctuations in commodity prices and exchange rates; the success of any business and operating initiatives, including any mining rights; changes in the regulatory environment and other government actions; business and operational risk management; other matters not yet known to R&E or not currently considered material by R&E; and the risks identified in Item 3 of R&E's most recent annual report on Form 20-F filed with the SEC and its other filings and submissions with the SEC.

All forward-looking statements attributable to R&E, or persons acting on its behalf, are qualified in their entirety by these cautionary statements.

R&E expressly disclaims any obligation to release publicly any update or revisions to any forward-looking statements to reflect any changes in expectations, or any change in events or circumstances on which those statements are based, unless otherwise required by law.

Johannesburg
15 March 2007
Sponsor to R&E and JCI
Sasfin Capital
(A division of Sasfin Bank Limited)
Date: 15/03/2007 16:49:01 Produced by the JSE SENS Department.

Exhibit 65

RANDGOLD

ANNOUNCEMENTS AND MEDIA COVERAGE

COMPANY ANNOUNCEMENTS

Joint Announcement by R&E and JCI (Collectively "The Companies" or "Both Companies") A Proposal for the Merger of the Companies and Further Renewal of Cautionary Announcement

23 April 2007-

Randgold & EXPLORATION COMPANY LIMITED
(Incorporated in the Republic of South Africa)
(Registration Number 1992/005642/06)
Share code: RNG ISIN: ZAE000008819 (Suspended)
ADR Ticker symbol: RNG
Nasdaq trading symbol: RANGY (Delisted)
("R&E")

JCI LIMITED
(Incorporated in the Republic of South Africa)
Registration number 1984/00854/06
Share code: JCD ISIN: ZAE0000039681 (Suspended)
("JCI")

1. Background

R&E and JCI shareholders are referred to the joint cautionary announcement published on 15 March 2007 wherein shareholders of both companies were advised that negotiations regarding a possible settlement between the companies were in progress.

Shareholders are reminded that on 28th February 2007, the Mediators issued an interim recommendation, in terms whereof they embraced the notion of a merger and indicated to both R & E and JCI that "....it is recommended that an overall settlement be pursued on the basis of a merger between the two companies ".

Pursuant to such recommendation the boards of R&E and JCI have each resolved to propose a merger of the companies ("the proposal") and to recommend such merger to their respective shareholders. They are currently in negotiations with each other in order to settle the terms of the proposal.

The purpose of this announcement is to update shareholders and to advise them of the process that will be required to bring the proposal into effect.

2. Proposed scheme of arrangement

The merger contemplated by the proposal ("the merger") will be effected by way of a scheme of arrangement ("the scheme") in terms of Section 311 of the Companies Act, 1973, as amended, ("Companies Act") between JCI and its shareholders other than JCI subsidiaries and R&E. R&E will be the proposer of the scheme. If acceptable to the shareholders of R&E and JCI, and subject to satisfaction of the conditions set out in paragraph 4 below and any others that may be proposed, JCI shareholders will be required to exchange their shares in JCI for shares in R&E, thereby effectively merging the two companies. The proposed exchange ratio, ("the exchange ratio") which has been approved by both companies' boards of directors, is 1 R&E share for every 95 JCI shares in issue.

If the merger is successfully concluded, R&E shareholders and JCI shareholders will, respectively own approximately 78% and 22% of the post merger R&E share capital and JCI will become a wholly owned subsidiary of R&E.

3. Applications for rulings from the Securities Regulation Panel ("SRP") and the JSE Limited ("JSE")

Shareholders are further advised that JCI and R&E are currently unable, given the circumstances previously announced, to fulfil certain of the published requirements of, respectively the JSE and the SRP including the disclosure of audited financial information and certain other information relating to events that occurred prior to the reconstitution of both company's Boards of directors in August 2005. The Boards of both companies and their advisers have made preliminary approaches to and intend to make application to the JSE and SRP to obtain rulings relating to the appropriate

disclosures to be made and other requirements to be fulfilled within the companies' current abilities, including the obtaining of opinions from independent experts regarding the proposal. The boards of both companies advise that nothing contained in this announcement may be taken as a representation that the companies will be able to fulfil the requirements of the JSE and SRP.

4. Applicable conditions

There are a number of conditions to be satisfied before the scheme can become effective. These include but are not limited to:

- Agreement between the boards of both companies being reached on the detailed terms of the proposal and the relevant documentation;
- The approval of the relevant regulatory authorities, including those of the JSE, the SRP, the SA Reserve Bank, and the Competition Authorities ;
- The Supreme Court of South Africa ("Court") ordering that a meeting of shareholders of JCI be convened in order to consider and, if thought fit, to approve the scheme ("scheme meeting");
- Approval of the scheme by the requisite majority of JCI shareholders at the scheme meeting;
- Passing of the requisite resolutions by R&E shareholders that are required to implement the proposal;
- Court sanction of the scheme, and
- Registration by the Registrar of Companies of the Court Order sanctioning the scheme and of the applicable special resolutions to be passed by R&E shareholders.

5. Mediation

The companies continue to be bound by the terms and conditions of the Mediation Agreement concluded by them on 7 April 2006.

Nothing contained in this announcement is to be construed as a waiver by R&E or JCI of any of their rights, all of which will remain in force and unaffected by the merger.

6. Financial information and further announcements

Subject to obtaining favourable rulings as contemplated in 3 above, financial information, including a computation of the respective unaudited unreviewed net asset values of both companies and the pro forma financial effects of the proposal will be published once it is available.

Once the relevant approvals have been received, announcements will be made giving the salient dates pertaining to the proposal.

Documents relating to the proposed merger will be sent to shareholders in due course, if the High Court of South Africa orders the convening of the scheme meeting. Such documents will contain more details of the claims and assets and liabilities of the companies.

7. Renewal of cautionary announcement to JCI and R&E shareholders

Until the publication of further information as set out above, shareholders in both companies are advised to continue to exercise caution in trading their shares over-the-counter until the proposal is finalised.

FORWARD-LOOKING STATEMENT DISCLAIMER FOR R&E

Certain statements in this announcement, as well as oral statements that may be made by R&E's officers, directors or employees acting on its behalf relating to such information, contain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All statements, other than statements of historical facts, are "forward-looking statements". These include, without limitation, those statements concerning the value of the net assets of R&E and JCI; the ability of the companies to successfully consummate a merger that is approved by the shareholders and is acceptable to the necessary governmental authorities, the fraud and misappropriation that are

alleged to have occurred and the time periods affected thereby; the ability of R&E to recover any misappropriated assets and investments; the outcome of any proceedings on behalf of, or against R&E; R&E's ability to complete its forensic investigation and prepare audited financial statements; the time period for completing its forensic investigation and audited financial statements; the amount of any claims R&E is or is not able to recover against others, including JCI, and the success of its mediation with JCI; the likelihood and economic parameters of any merger arrangement between JCI and R&E; the estimated valuations given to assets and liabilities in the NAV statement; and the ultimate impact on R&E's previously released financial statements and results, assets and investments, including with respect to Randgold Resources Limited, business, operations, economic performance, financial condition, outlook and trading markets. Although R&E believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct, particularly in light of the extent of the alleged frauds and misappropriations uncovered to date. Actual results could differ materially from those implied by or set out in the forward-looking statements.

Among other factors, these include the inherent difficulties and uncertainties in ascertaining the values of the net assets of the companies, particularly in light of the absence of any independent valuations, the existence of any unknown liabilities, the willingness of any governmental authority to sanction any merger in light of the absence of independent valuations or otherwise; the extent, magnitude and scope of any fraud and misappropriation that may be ultimately determined to have occurred and the time periods and facts related there to following the completion of the forensic investigation and any other investigations that may be commenced and the ultimate outcome of such forensic investigation;the ability of R&E to successfully assert any claims it may have against other parties for fraud or misappropriation of R&E assets or otherwise and the solvency of any such parties, including JCI; the determinations of the mediators and acceptance of any such determinations by the shareholders of R&E and JCI; the ability of R&E to defend successfully any counterclaims or proceedings against it; the ability of R&E and its forensic investigators to obtain the necessary information with respect to R&E's transactions, assets, investments, subsidiaries and associated entities to complete the forensic investigation and prepare audited financial statements; the willingness and ability of R&E's forensic investigators and auditors to issue any final opinions with respect thereto; the ability of R&E to implement improved systems and to correct its late reporting; the JSE Limited's willingness to lift its suspension of the trading of R&E's securities on that exchange; changes in economic and market conditions; fluctuations in commodity prices and exchange rates; the success of any business and operating initiatives, including any mining rights; changes in the regulatory environment and other government actions; business and operational risk management; other matters not yet known to R&E or not currently considered material by R&E; and the risks identified in Item 3 of R&E's most recent annual report on Form 20-F filed with the SEC and its other filings and submissions with the SEC.

All forward-looking statements attributable to R&E, or persons acting on its behalf, are qualified in their entirety by these cautionary statements. R&E expressly disclaims any obligation to release publicly any update or revisions to any forward-looking statements to reflect any changes in expectations, or any change in events or circumstances on which those statements are based, unless otherwise required by law.

Johannesburg
23 April 2007
Sponsor to R&E and JCI
Sasfin Capital
(A division of Sasfin Bank Limited)

23 Sutherland Avenue, Craighall Park, Johannesburg 2196
P.O. Box 406, Parklands, 2121
Phone: +27 11 880 1510
Fax:: +27 11 880 1392
Mobile: +27 83 253 5988

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Exhibit 66

RNG / JCD - Randgold & Exploration / JCI Limited -

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11 Jun 2007

JCD RNG KRHT

JCD RNG

RNG / JCD - Randgold & Exploration / JCI Limited - Joint Cautionary Announcement

Randgold & EXPLORATION COMPANY LIMITED
(Incorporated in the Republic of South Africa)
(Registration Number 1992/005642/06)
Share code: RNG & ISIN: ZAE000008819 (Suspended)
ADR Ticker symbol: RNG
Nasdaq trading symbol: RANGY (Delisted)
("R&E")
JCI LIMITED
(Incorporated in the Republic of South Africa)
Registration number 1894/000854/06
Share code: JCD ISIN: ZAE0000039681 (Suspended)
("JCI")
JOINT FURTHER CAUTIONARY ANNOUNCEMENT
R&E and JCI shareholders are advised that R&E and JCI are in advanced negotiations regarding certain assets.
Further to the cautionary announcement issued on SENS on 23 April 2007, R&E and JCI shareholders are advised to continue to exercise caution when trading their shares over the counter.
Johannesburg
11 June 2007
Sponsor
Sasfin Capital
(A division of Sasfin Bank Limited)
Date: 11/06/2007 17:09:23 Produced by the JSE SENS Department.

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Exhibit 67

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RNG/JCD - R&E/JCI - Joint announcement 29 Jun 2007

JCD RNG KRHT
JCD RNG
RNG/JCD - R&E/JCI - Joint announcement
Randgold & Exploration Company Limited
(Incorporated in the Republic of South Africa)
(Registration Number 1992/005642/06)
Share code: RNG ISIN: ZAE000008819 (Suspended)
ADR Ticker symbol: RNG
Nasdaq trading symbol: RANGY (Delisted)
("R&E")
JCI LIMITED
(Incorporated in the Republic of South Africa)
Registration number 1894/000854/06
Share code: JCD ISIN: ZAE0000039681 (Suspended)
("JCI")
Proposed merger of JCI and R&E in terms of a scheme of arrangement ("the scheme")
Request for submissions.

Shareholders in JCI and R&E are referred to the joint announcement by JCI and R&E released on SENS on 23 April 2007 ("the announcement") where it was announced that the companies intended to merge. In terms of the scheme, R&E will acquire all the issued shares in JCI in exchange for an issue of new R&E shares.

The announcement advised, inter alia, that JCI and R&E are currently unable to fulfil certain of the published requirements of the JSE Limited ("JSE") and the Securities Regulation Panel ("SRP") including the disclosure of audited financial information and certain other information relating to events that occurred prior to the reconstitution of both company's Boards of directors in August 2005. The Boards of both companies stated their intention to make application to the JSE and SRP to obtain rulings relating to the appropriate disclosures to be made and other requirements to be fulfilled within the companies' current abilities, including the obtaining of opinions from independent experts regarding the proposal.

Application for a ruling has now been lodged. The Executive Director of the SRP has determined that interested parties will be given an opportunity to make written submissions to the Executive Director regarding the proposals for disclosure contained in the application. Copies of the application may be inspected at the offices of JCI and R&E at 13th Floor, 28 Harrison Street, Johannesburg, and at the office of the SRP at 2, Sherbourne Road, Parktown, Johannesburg, 2193 (Tel 011 482 5630) during normal business hours.

Written submissions are to be received by the Executive Director of the SRP by 12:00 on Friday, 6 July 2007. Submissions may be faxed to the SRP at fax number +27 11 482 5635 or may be delivered by hand to the SRP marked for the attention of the Executive Director at the following address:

2 Sherborne Road
Parktown
Johannesburg
2193

A further announcement regarding the application will be made on SENS by not later than Wednesday, 11 July 2007.

Johannesburg
29 June 2007
Sponsor and Corporate Adviser
Sasfin Capital
A division of Sasfin Bank Limited
Date: 29/06/2007 15:54:01 Produced by the JSE SENS Department.

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Exhibit 68

JCD: RNG/RNG - R&E/ JCI - Update To Shareholders 7/20/2007 4:05:01 PM

Randgold & EXPLORATION COMPANY LIMITED
(Incorporated in the Republic of South Africa)
(Registration Number 1992/005642/06)
Share code: RNG & ISIN: ZAE000008819 (Suspended)
ADR Ticker symbol: RNG
Nasdaq trading symbol: RANGY (Delisted)
("R&E")
JCI LIMITED
(Incorporated in the Republic of South Africa)
Registration number 1894/000854/06
Share code: JCD & ISIN: ZAE0000039681 (Suspended) ZAE000008819
("JCI")

UPDATE TO SHAREHOLDERS

Proposed merger of Randgold & Exploration Company Limited ("R&E") and JCI Limited ("JCI") and in terms of a scheme of arrangement ("the scheme")

In a joint announcement on 29 June 2007, R&E and JCI shareholders were notified that the companies had applied to the JSE Limited ("JSE") and the Securities Regulation Panel ("SRP") for rulings relating to the appropriate disclosures to be made in respect of the proposed merger of the companies, as per the joint SENS announcement on 23 April 2007. In terms of the scheme, R&E would acquire all the issued shares in JCI in exchange for an issue of new R&E shares.

Shareholders were advised that the Executive Director of the SRP had determined that interested parties would be given an opportunity to submit written submissions to the Executive Director regarding the proposals for disclosure contained in the application.

Shareholders are hereby advised that:

Six written submissions were received by the Executive Director of the SRP prior to the deadline of 12h00 on Friday, 6 July 2007, for their consideration.

Shareholders will be kept informed of meaningful developments in respect of the application to the SRP.

Johannesburg
20 July 2007
Sponsor and Corporate Adviser
Sasfin Capital
A division of Sasfin Bank Limited
Date: 20/07/2007 16:05:01 Produced by the JSE SENS Department.

2713

Exhibit 69

JCD / RNG - JCI Limited / RandGold & Exploration C 31 Oct 2007

JCD RNG KRHT
JCD RNG
JCD / RNG - JCI Limited / RandGold & Exploration Company - Merger update
JCI LIMITED
(Incorporated in the Republic of South Africa)
Registration number 1894/00854/06
Share code: JCD ISIN: ZAE0000039681 (Suspended)
("JCI")
RANDGOLD & EXPLORATION COMPANY LIMITED
(Incorporated in the Republic of South Africa)
(Registration Number 1992/005642/06)
Share code: RNG & ISIN: ZAE000008819 (Suspended)
ADR Ticker symbol: RNG
Nasdaq trading symbol: RANGY (Delisted)
("R&E")

JOINT ANNOUNCEMENT BY R&E AND JCI (COLLECTIVELY "THE COMPANIES" or "BOTH COMPANIES")UPDATE TO R&E AND JCI SHAREHOLDERS ON THE MERGER PROPOSAL OF THE COMPANIES AND FURTHER RENEWAL OF CAUTIONARY ANNOUNCEMENTS

On 23 April 2007 the directors of R&E and JCI proposed a merger of the companies ("the merger proposal") to be effected by way of a scheme of arrangement ("the scheme") in terms of Section 311 of the Companies Act, 1973, as amended, ("Companies Act").

If acceptable to the shareholders of R&E and JCI, and subject to various regulatory approvals, including sanction by the High Court of South Africa, JCI shareholders will be required to exchange their shares in JCI for shares in R&E, thereby effectively merging the two companies. The proposed exchange ratio, which has been recommended by the boards of directors of both companies, is 1 R&E share for every 95 JCI shares in issue, excluding those held by R&E ("the exchange ratio").

The concept of a merger was also supported by the mediators as described in their interim recommendation published on 28 February and 5 March 2007.

As reported on 29 June 2007, the companies applied for relaxation of certain disclosure requirements of the Securities Regulation Panel ("the SRP") and JSE Limited.

Shareholders are hereby advised that the companies have submitted a draft scheme circular incorporating documentation relied upon by each company to support its respective claim including additional information to the SRP in support of their application referred to above. As soon as possible following a ruling from the SRP, the companies will finalise their draft circulars and commence the formal regulatory approval process with the SRP and JSE.

Following the requisite regulatory approvals, the circulars, incorporating notices of general meetings of both companies to approve the merger proposals, will be posted to shareholders

Shareholders will be kept updated on further developments in this regard.

Renewal of cautionary announcements to R&E and JCI shareholders

Until the publication of further information as set out above, shareholders in both companies are advised to continue to exercise caution in trading their shares over-the-counter until the merger proposal documentation is finalised.

FORWARD-LOOKING STATEMENT DISCLAIMER FOR R&E AND JCI

Certain statements in this circular, as well as oral statements that may be made by the officers, directors or employees of each of R&E or JCI acting on its behalf relating to such information, contain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All statements, other than statements of historical facts, are "forward-looking statements". These include, without limitation, those statements concerning completion of the relinquishment by R&E and JCI and certain of their subsidiaries of rights contiguous to the South Deep gold mine to GFO; the value of the net assets of

R&E and JCI; the pro forma effects of the relinquishment of the contiguous rights on the financial information and NAV statement of R&E; the ability of R&E and JCI to successfully consummate a merger that is approved by the shareholders and is acceptable to the necessary governmental authorities, the fraud and misappropriation that are alleged to have occurred and the time periods affected thereby; the ability of R&E and JCI to recover any misappropriated assets and investments; the outcome of any proceedings on behalf of, or against R&E or JCI; the ability of each of R&E and JCI to complete its forensic investigation and prepare audited financial statements; the time period for completing the forensic investigation and audited financial statements; the amount of any claims R&E is or is not able to recover against others, including JCI, and the success of its mediation with JCI; the likelihood and economic parameters of any merger arrangement between JCI and R&E; and the ultimate impact on the previously released financial statements and results, assets and investments, including with respect to Randgold Resources Limited, business, operations, economic performance, financial condition, outlook and trading markets of R&E and JCI. Although R&E and JCI believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct, particularly in light of the extent of the alleged frauds and misappropriations uncovered to date. Actual results could differ materially from those implied by or set out in the forward-looking statements.

Among other factors, these include the inherent difficulties and uncertainties in ascertaining the values of the net assets of R&E and JCI, particularly in light of the absence of any independent valuations, the existence of any unknown liabilities, the willingness of any governmental authority to sanction any merger in light of the absence of independent valuations or otherwise; the extent, magnitude and scope of any fraud and misappropriation that may be ultimately determined to have occurred and the time periods and facts related thereto following the completion of the forensic investigation and any other investigations that may be commenced and the ultimate outcome of such forensic investigation; the ability of R&E to successfully assert any claims it may have against other parties for fraud or misappropriation of R&E assets or otherwise and the solvency of any such parties, including JCI; the determinations of the mediators and acceptance of any such determinations by the shareholders of R&E and JCI; the ability of R&E to defend successfully any counterclaims or proceedings against it; the ability of each of R&E and JCI and the forensic investigators to obtain the necessary information with respect to the transactions, assets, investments, subsidiaries and associated entities of R&E and JCI to complete the forensic investigation and prepare audited financial statements; the willingness and ability of the forensic investigators and auditors to issue any final opinions with respect thereto; the ability of R&E to implement improved systems and to correct its late reporting; the JSE Limited's willingness to lift its suspension of the trading of R&E's securities on that exchange; changes in economic and market conditions; fluctuations in commodity prices and exchange rates; the success of any business and operating initiatives, including any mining rights; changes in the regulatory environment and other government actions; business and operational risk management; other matters not yet known to R&E or JCI or not currently considered material by R&E or JCI; and the risks identified in Item 3 of R&E's most recent annual report on Form 20-F filed with the SEC and its other filings and submissions with the SEC.

All forward-looking statements attributable to R&E, or persons acting on its behalf, are qualified in their entirety by these cautionary statements. R&E expressly disclaims any obligation to release publicly any update or revisions to any forward-looking statements to reflect any changes in expectations, or any change in events or circumstances on which those statements are based, unless otherwise required by law.

Johannesburg

31 October 2007

Sponsor to R&E and JCI
Sasfin Capital
(A division of Sasfin Bank Limited)
Date: 31/10/2007 08:05:28 Produced by the JSE SENS Department.

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Exhibit 70

JCD - JCI - Group Net Asset Value Statement 13 Dec 2007

JCD KRHT
JCD
JCD - JCI - Group Net Asset Value Statement
JCI LIMITED
("JCI" or "the Company")
(Incorporated in the Republic of South Africa)
(Registration number 1894/000854/06)
Share code: JCD (Suspended)
ISIN: ZAE000039681
GROUP NET ASSET VALUE STATEMENT
Limited Assurance Report of the independent auditor and renewal of cautionary announcement
DIRECTORS` RESPONSIBILITY STATEMENT
The JCI directors are responsible for the preparation and presentation of the Group Net Asset Value Statement of JCI Limited at 31 March 2007 and accompanying Notes.
The Group Net Asset Value Statement has been prepared in accordance with the basis of preparation set out in the accompanying Notes for the purpose of providing the shareholders with a financial update relevant to the proposed merger between JCI and R&E, as was announced on SENS on 15 March 2007, and has not been prepared in accordance with IFRS or other generally accepted accounting principles.
The JCI directors' responsibility includes determining that the basis of preparation is an acceptable basis for preparing and presenting the Group Net Asset Value Statement and accompanying Notes and making accounting estimates which, in the opinion of the JCI directors, are reasonable in the circumstances.
KPMG, the independent auditor, is responsible for reporting on whether, based on the auditor`s procedures arising from a limited assurance engagement, the Group Net Asset Value Statement at 31 March 2007 has been prepared, in all material respects, in accordance with the basis of preparation set out in the accompanying Notes to the Group Net Asset Value Statement.
Approval of the Group Net Asset Value Statement
The Group Net Asset Value Statement at 31 March 2007 and accompanying Notes were approved by the JCI board on 13 December 2007 and are signed on its behalf by:
Peter Henry Gray Leslie Arthur Maxwell
Chief Executive Officer Financial Director
LIMITED ASSURANCE REPORT OF THE INDEPENDENT AUDITOR TO THE SHAREHOLDERS OF JCI LIMITED
We have performed our limited assurance engagement on the Group Net Asset Value Statement of JCI Limited at 31 March 2007 and accompanying Notes.
Directors` responsibility for the Group Net Asset Value Statement
The JCI Limited directors are responsible for the preparation and presentation of the Group Net Asset Value Statement in accordance with the basis of preparation, set out in the Notes to the Group Net Asset Value Statement for the purpose of providing the shareholders with financial information relevant to the proposed merger with Randgold & Exploration Company Limited, as referred to in the Notes. This responsibility includes determining that the basis of preparation is an acceptable basis for preparing and presenting the Group Net Asset Value Statement and making accounting estimates which, in the opinion of the JCI directors, are reasonable in the circumstances.
Auditor`s responsibility
Our responsibility is to conclude on whether the Group Net Asset Value Statement at 31 March 2007 has been prepared on the basis of preparation set out in the accompanying Notes, based on the procedures performed by us in a limited assurance engagement. There are no International Standards on Auditing (Engagement Standards) applicable to an engagement of this nature. In these circumstances we applied our professional judgement in planning and performing our procedures to obtain limited assurance on the Group Net Asset Value Statement in accordance with the basis of preparation set out in the accompanying Notes. Our evidence gathering procedures are more limited than for

a reasonable assurance engagement and therefore less assurance is obtained than in a reasonable assurance engagement. We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion.

Summary of work performed

Our work included making enquiries with management and performing procedures to obtain evidence in respect of the amounts and disclosures in the Group Net Asset Value Statement in accordance with the basis of preparation set out in the accompanying Notes. We have evaluated the appropriateness of the basis of preparation in the circumstances and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the Group Net Asset Value Statement.

Conclusion

Based on the procedures performed by us, nothing has come to our attention that causes us to believe that the Group Net Asset Value Statement at 31 March 2007 has not been prepared, in all material respects, on the basis of preparation set out in the accompanying Notes.

Restriction on use of this report

The Group Net Asset Value Statement has been prepared, in all material respects, in accordance with the basis of preparation, set out in the accompanying Notes, for the purpose of providing the shareholders with financial information relevant to the proposed merger, as referred to in the Notes.

The Group Net Asset Value Statement and our limited assurance report may not be suitable for any other purpose.

KPMG Inc
Registered Auditor
13 December 2007
Johannesburg, South Africa

GROUP NET ASSET VALUE STATEMENT

At 31 March 2007	Notes	Unaudited
		R '000
ASSETS		
Listed investments	3	1 979 915
Gold Fields		1 720 817
R&E		178 094
Other listed investments		81 004
Unlisted investments		477 198
Boschendal	4	127 043
Jaganda	5	283 755
Businesses held for sale	6	66 400
Prospecting rights		246 421
Prospecting rights - GFO transaction	7	182 315
Other prospecting rights	8	64 106
Other assets		56 547
Investment properties	9	6 100
Cash and cash equivalents	10	50 447
TOTAL ASSETS		2 760 081
LIABILITIES		
Investec raising fee	11	(373 335)
Income tax payable	12	(76 093)
Deferred taxation	13	(46 287)
Trade and other payables	14	(175 979)
TOTAL LIABILITIES		(671 694)
NET ASSETS		2 088 387
		Number of shares
ISSUED SHARES	15	
Number of shares in issue		2 224 798 993
Treasury shares		(202 024 776)

Shares identified for possible cancellation	-
Net shares in issue	2 022 774 217
NAV per share - Rand	1.0324

NOTES TO THE GROUP NET ASSET VALUE STATEMENT AT 31 MARCH 2007

1 PURPOSE OF THE GROUP NET ASSET VALUE STATEMENT

On 7 April 2006, JCI published restated unaudited and unreviewed provisional financial results for the six months ended 30 September 2005, and for each of the years ended 31 March 2004 and 31 March 2005 ("provisional results").

In the accompanying commentary to these provisional results the JCI directors indicated, inter alia, that due to the extent of the misappropriations, for which details were disclosed in the commentary, there may be other material events and circumstances of which the JCI directors are not aware of and which may have a material effect on JCI. These may affect the completeness and accuracy of the information reflected in the provisional results and/or may have the effect that the provisional results do not reflect a true and complete account of the financial and other affairs of JCI. In these circumstances the JCI directors disclaimed any liability in respect of the accuracy, correctness and/or completeness of the information reflected in the provisional results. This is still the position.

KPMG Inc. was appointed as the independent auditor of JCI during October 2005. In view of the uncertainties relating to the provisional results, and the disclaimer by the JCI directors, they were unable to, and did not, express an audit or review opinion on the provisional results. This is still the position.

On 15 March 2007, JCI and R&E published an update to shareholders on the settlement and/or merger negotiations between JCI and R&E which included a Net Asset Value Statement. Subsequently on 23 April 2007, JCI and R&E announced their intention to merge. Because the JCI directors are still unable to prepare a complete set of financial statements for the years ended 31 March 2005, 2006 and, now, 2007, in accordance with IFRS, the JCI directors have prepared a Group Net Asset Value Statement on the basis set out in note 2. The JCI directors consider the Group Net Asset Value Statement, including the accompanying Notes, suitable in the circumstances for the purpose of providing its shareholders with financial information relevant to the proposed merger.

2 BASIS OF PREPARATION

The Group Net Asset Value Statement has been prepared from information available to the JCI directors and may not be complete for the reasons given in note 1 above. In particular, the Group Net Asset Value Statement excludes major claims and counter claims between JCI and R&E.

Other than these claims, the Group Net Asset Value Statement includes all known significant assets and liabilities of the JCI Group and associate companies. The Group Net Asset Value Statement includes JCI's proportionate share of FSD's (an 44.89% associate interest of JCI) assets and liabilities on a line by line basis.

The Group Net Asset Value Statement has been prepared in Rands. All financial information is presented in Rands and has been rounded to the nearest thousand.

The Group Net Asset Value Statement required the JCI directors to make judgements, estimates and assumptions that affect the basis of preparation and the reported amounts of assets and liabilities. Actual results may differ from these estimates.

The assets and liabilities of subsidiaries are included in the Group Net Asset Value Statement, except in instances where the subsidiaries are considered as businesses held for sale, or if the subsidiaries are considered to be insolvent. However, insolvent subsidiaries' liabilities have been included to the extent where JCI or any of its other subsidiaries have guaranteed the liabilities.

The Group Net Asset Value Statement has been prepared on a fair value basis as disclosed under each heading below:

2.1 Listed investments

The JCI Group's listed investments, except for the investment in R&E, are based on the VWAP for March 2007 comprising 21 trading days.

The value of the R&E investment is based on the Net Asset Value per share of R&E at 31 March 2007 which is based on the amount disclosed in the R&E Group Net Asset Value Statement, published on the same date as this statement. The R&E

value is adjusted to reflect a proposed merger ratio of 95 to 1, as announced on 23 April 2007.

2.2 Unlisted investments

Unlisted investments include the investments in Boschendal and Jaganda, as well as businesses held for sale.

2.2.1 Businesses held for sale

The fair values of these businesses are based on purchase offers received from third parties. The JCI directors have used the latest offer received as an indication of the businesses' minimum values.

2.3 Prospecting rights

Where an agreement has been signed to sell the prospecting rights, the value is based on the consideration in the relative agreement.

Where no such agreements are in place, the JCI directors have determined a value which they believe is reasonable based on calculations from independent mineral project evaluation experts. For such calculations, independent mineral project evaluation experts were used to conduct and conclude on the mineralisation which was valued using comparable transactions.

2.4 Other assets

Other assets include investment properties and cash and cash equivalents.

2.4.1 Investment properties

Where an agreement is signed to sell the properties, the value is based on the consideration in the signed agreement.

Where there are no such agreements in place, the value is based on the latest offer to purchase received from a third party.

2.4.2 Cash and cash equivalents

Cash and cash equivalents comprises cash and cash deposits with banking institutions. The carrying amount of cash and cash deposits with banking institutions approximates fair value.

2.5 Taxation

2.5.1 Income tax payable

Income tax payable comprises taxation payable, calculated on the basis of the expected taxable income, using the tax rates enacted or substantively enacted at the reporting date, and any adjustment of income tax payable for previous years. Income tax payable has been calculated based on the best information currently available to management regarding taxable income (including prior year assessments and management's interpretation of current tax law) given the circumstances detailed in note 1 above.

2.5.2 Deferred taxation

Deferred taxation is provided based on temporary differences. Temporary differences are differences between the carrying amounts of assets and liabilities reported in the Group Net Asset Value Statement and their tax base. The amount of deferred taxation provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities using tax rates enacted or substantively enacted at the reporting date.

A deferred taxation asset is recognised only to the extent that it is probable that future taxable profits will be available against which the associated unused tax losses, unredeemed capital expenditure and deductible temporary differences can be utilised. Deferred taxation assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

2.6 Trade and other payables

Trade and other payables include accruals and other amounts payable, based on management's best estimate at the reporting date.

2.7 Contingent assets

Contingent assets are disclosed when it is probable that they will be realised and are best estimates expected to be recovered. No contingent assets have been included in the Group Net Asset Value Statement as the recoverability cannot be reasonably assured.

3 Listed investments

	Number of shares	Value per share R	Value R'000
Gold Fields	13 434 438	128.0900	1 720 817

R&E	6 196 868	28.7393	178 094
Other listed investments			81 004
- Matodzi	211 590 495	0.2404	50 866
- Sekunjalo	23 885 556	0.7850	18 750
- Simmers	1 833 592	6.2108	11 388
			1 979 915

The value of the listed investments, except for the investment in R&E, is based on the VWAP for March 2007 comprising 21 trading days.

The value of the R&E investment is based on the Net Asset Value per share of R&E at 31 March 2007 which is disclosed in the R&E Group Net Asset Value Statement, published on the same date as this statement.

The R&E value is adjusted for the merger ratio as announced on 23 April 2007.

The JCI Group has not included 2 943 087 R&E shares, which have been pledged as security for a liability owing by the JCI Group. These shares have not been included in the Group Net Asset Value Statement of R&E as these are shares included for possible cancellation.

4 Boschendal

35% investment through Moregate and Kovacs	40 250
Debentures in Kovacs including interest	85 888
Loan to Kovacs	905
	127 043

The investment in Boschendal is held through an investment in Moregate and a debenture agreement with Kovacs. These two investments equate to an indirect shareholding of 35% in Boschendal.

An offer to purchase 20% of the investment in Boschendal was received from a third party. The directors of JCI used this offer to purchase to calculate the value of the 35% investment in Boschendal.

The value of the debentures in Kovacs is based on the original purchase price plus accumulated interest.

The loan receivable from Kovacs is the amount receivable at 31 March 2007. The loan has no fixed terms of repayment.

The JCI board is of the opinion that the valuation of R127 million is fair and reasonable, however, the JCI board has indicated that the long term value of the investment could be in excess of this amount. Due to various uncertainties, the JCI board is not able to further speculate on the valuation of the investment.

Jaganda	R'000
Investment at valuation	283 755

The investment in Jaganda comprises 357 374 000 preference shares. The preference shares mature in June 2010.

During April 2006, JCI instituted an action against Jaganda for the delivery of 357 374 000 preference shares held by JCI in that company, which holds ordinary shares in Simmers. Jaganda has disputed the validity of the preference shares, pleadings have closed and the matter has been allocated a trial date of 11 June 2008.

The preference shares carry interest at bank prime overdraft rate in South Africa, only in the event and to the extent that Simmers pays dividends to its shareholders. In addition, on redemption, 20% of the 30-day VWAP of the Simmers quoted share price on the JSE, that exceeds 25 cents per share, becomes payable to JCI in cash. At a Simmers share price of R6.2108, the total value of the Jaganda

preference shares is R515.4 million.
Jaganda disputes the validity of the preference shares based on certain technical issues. Jaganda acknowledges that it is indebted to JCI for R89.3 million, the original value of the preference shares, but denies further obligations.
The JCI board is not able to place a value on the investment in Jaganda due to uncertainty regarding its holding, but, with the agreement of the R&E board, has placed a value of R284 million to the investment in Jaganda, this being between the face value of the preference share and market value at 31 March 2007.

Businesses held for sale	
AMT	33 000
AML, MSI, Cueincident and Loan account - CMMS	21 500
Bioclones	5 000
Skygistics	6 000
Tavlands	900
	66 400

All the above businesses held for sale are valued by the JCI directors based upon offers received for the investments.
The JCI Group has other investments which have not been included as the JCI directors have not received any offers and are of opinion that it would not be prudent to attribute any value to these businesses at the current time. The JCI directors are of the opinion that they may, however, be able to generate value from these investments in the future. These include businesses such as Lyons and Palfinger.

Prospecting rights - GFO transaction	
JCI`s share of the prospecting rights in respect of the GFO transaction	177 315
Prospecting rights held within the JCI Group	5 000
	182 315

JCI and R&E, and certain of their subsidiaries had reached agreement, in terms of which the JCI and R&E groups relinquished their rights in favour of GFO for a purchase consideration of R400 million (excluding VAT), concluded on 31 October 2007. Upon conclusion, JCI, through its 44.89% shareholding in FSD, is entitled to an amount of R177 million.

Other prospecting rights	
New order prospecting rights held by FSD	64 106

These prospecting rights have been converted to new order prospecting rights, and have been valued based on old prospecting data. For further details, refer to note 16.1.

Investment properties	
Houghton property	3 500
Stonehurst properties	2 600
	6 100

These properties are held through subsidiary companies. The Houghton property value is based on a recent offer to purchase received, while the Stonehurst properties are valued based on the actual sales value realised subsequent to 31 March 2007.
Cash and cash

equivalents	
Cash and cash deposits	50 447

Investec raising fee

Investec raising fee based on the Investec loan agreement	(373 335)

The Investec loan agreement provides for a raising fee to be paid to Investec on certain selected assets of JCI. The raising fee has been calculated based on the JCI directors' interpretation of the Investec loan agreement. The Investec raising fee liability would be R453.4 million should the profit share calculation be based on the asset values as disclosed in the Group Net Asset Value Statement, as different values were used in calculating the Investec raising fee than those disclosed in the Group Net Asset Value Statement.
JCI and Investec are in the process of finalising the calculation of this raising fee arrangement. Currently there are differences between JCI's and Investec's interpretation of the loan agreement. These differences relate to Investec's disagreement with JCI regarding the calculation of the value of the JCI shares, and the value of the investments in R&E, Boschendal and Jaganda used in JCI's calculation.
The Investec raising fee liability would be R575.6 million should the raising fee calculation be based on Investec's interpretation of the Investec loan agreement.
The JCI directors are strongly of the view that the amount disclosed will be the amount agreed upon, subject to the court actions instituted by third parties regarding the Investec raising fee agreement.
Investec hold the following assets as security for the outstanding fee:

	Number of shares	Share price R	Value R'000
Gold Fields	11 657 240	128.0900	1 493 176
Matodzi	200 000 000	0.2404	48 080
R&E	3 250 000	28.7393	93 403
Boschendal			127 043
Jaganda			283 755
Stonehurst properties			2 600
			2 048 057

Income tax payable	
CGT	(49 197)
Income tax	(22 868)
Proportionate share of FSD's tax liability	(4 028)
	(76 093)

The amounts include all penalties and interest that may be due. A large portion of these amounts relate to years prior to reconstitution of the JCI board. Management have resolved these tax issues with SARS.

Deferred taxation	
Unrealised	
Deferred taxation	(2 655)
Deferred taxation on other prospecting rights	(18 584)
Realised	
Deferred taxation arising from the GFO transaction	(25 048)

(46 287)

The deferred taxation balance comprises temporary differences on listed investments, unlisted investments and prospecting rights, except where the deferred tax liability has been offset against deferred tax assets in the respective JCI Group companies.

No deferred taxation assets were raised on the assessed losses of the JCI Group as it is not probable that future taxable profits will be available when the related deductible temporary differences reverse.

Trade and other payables

Trade and other payables	(109 658)
VAT payable	(17 659)
PAYE payable	(2 288)
FSD loan	(46 374)
	(175 979)

Trade and other payables include provisions for unsettled legal claims and matters that JCI is engaged in. JCI has also raised provisions for amounts on which security has been signed and amounts which JCI believes will not be received from the principal debtor.

These amounts also include a loan payable to FSD, a subsidiary of R&E, net of JCI's share of this loan, as disclosed in note 16. The loan payable to FSD bears interest at the bank prime lending rate and no formal terms of repayment have been established.

JCI have pledged 2 943 087 R&E shares as security for a debt of US$4.8 million which is included in trade and other payables. These shares have not been included in the assets as the ownership of the shares are under dispute and R&E have indicated that they will possibly cancel these shares. Refer to note 3.

PAYE payable:

JCI engaged independent tax advisors who completed a PAYE audit. Their report was submitted to SARS. JCI have reached agreement with SARS regarding the amount payable.

VAT payable:

JCI engaged independent tax advisors who completed a VAT audit and determined the amount payable. SARS has considered JCI's submission and issued assessments for the amounts payable. JCI and SARS have reached agreement regarding the settlement of amounts outstanding.

15 Issued shares

15.1	Treasury shares	202 024 776

Treasury shares are JCI shares held by subsidiary companies excluding those held by Matodzi.

15.2	Total shares identified for possible cancellation	194 874 834
	JCI shares in the possession of R&E	(104 000 000)
	Shares involved in potential legal proceedings	(90 874 834)
	Shares identified for possible cancellation	-

The above shares have been identified as fraudulent issues, issued by the previous board. For the purpose of calculating the net shares in issue, the number of shares in issue has not been reduced by the above identified shares as; firstly the 104 million JCI shares are in the possession of R&E and secondly the 90 874 834 shares have been excluded as proceedings for their cancellation are still in progress.

16 FSD's Net Asset Value

	Notes	JCI's share Unaudited At 31 March 2007 R'000	100% Unaudited At 31 March 2007 R'000
ASSETS			
Prospecting rights		241 421	537 806
Prospecting rights - GFO transaction		177 315	395 000
Other prospecting rights	16.1	64 106	142 806
Other asset			
Loan receivable	16.2	37 774	84 148
TOTAL ASSETS		279 195	621 954
LIABILITIES			
Income tax payable		(4 028)	(8 972)
Deferred taxation		(43 632)	(97 197)
TOTAL LIABILITIES		(47 660)	(106 169)
NET ASSETS		231 535	515 785

JCI's proportionate share, equating to 44.89%, of FSD's Net Asset Value was included in the applicable line items of the Group Net Asset Value Statement. FSD's net asset value has been prepared on a basis consistent with that of JCI.

16.1 Other prospecting rights

JCI is the beneficial owner of various prospecting rights held through its 44.89% shareholding in the issued share capital of FSD. Various prospecting rights, mainly flowing from the historical old order mineral rights portfolio of FSD and its subsidiaries, have either been applied for or awarded by the DME. The Du Preez Leger Project, which has been granted and executed, has not yet been registered in the name of FSD.

The prospecting rights adjacent to St Helena, namely Du Preez Leger 423/Jonkersrus 72, have a gold resource of 22 million tonnes at 6.7 g/t at a pay limit of 5.6 g/t. The prospecting right adjacent to the Harmony, namely on Vermeulenskraal 223, has a gold resource on the Basal reef of 6.3 million tonnes at 10.07 g/t. at a pay limit of 5.6 g/t. This information is quoted from historic evaluations done in the 1980s and the definitions of resources and reserves would not be exactly the same as those currently accepted by SAMREC, JORC and the NI 43-101 codes.

Considering various transactions that have been quoted publicly, and noting differences between the nature of the Du Preez Leger project and Vermeulenskraal's gold deposits and the transactions quoted, a value of US$4 per ounce was applied for the purposes of valuing the project. This value was derived after applying a 35% discount factor on the average US$ per ounce rate of similar transactions. The discount factor was applied due to the fact that a detailed assessment of the Du Preez Leger project and Vermeulenskraal has not been conducted, other than the historic valuations concluded in the 1980's, as well as the fact that the projects may not be viable as stand-alone projects at this point in time.

16.1 Other prospecting rights

On this basis, the Du Preez Leger Project can be valued as follows:

Tonnes (m's)	g/t	moz '000	US$/oz R7.36	US$ BEE	R'm at dilution R'm	After (1)

Du Preez Leger 423/Jonkersrus 72	22.00	6.70	4.5785	4.00	18 314	134.792	99.747
Vermeulens-kraal 223	6.30	10.07	1.9765	4.00	7 906	58.188	43.059
Total - Du Preez Leger Project			6.5550		26 220	192.980	142.806

(1) The value of other prospecting rights has been calculated on the basis that 26% thereof will be attributable in terms of the BEE Act.

16.2 Loan receivable

The loan is receivable from JCI Gold and bears interest at the bank prime lending rate. No formal terms of repayment have been established. The loan receivable is eliminated in the preparation of the Group Net Asset Value Statement of JCI and is therefore not included in the assets of JCI.

17 Contingent assets

The JCI Group has several assets not included in the Group Net Asset Value Statement as their value, recoverability and ownership cannot be determined with any reliability at this time.

17.1 Claims against third parties (excluding R&E)

JCI has identified various claims against third parties. It is not prudent at this stage to disclose a claim value or a break-down thereof, or to identify a name or to disclose any other relating details as it might influence the recoverability of these claims.

18 Guarantees

The JCI Group provided the following guarantees:

Boschenda	364 000
1	
AML	10 000
374 000	

The JCI directors are confident that the JCI Group is not exposed to any other significant liabilities.

19 Subsequent events

The JCI Group has entered into a back to back transaction with the sale of 1.7 million Gold Fields shares and a single stock future for 1.7 million Gold Fields shares subsequent to 31 March 2007.

JCI has reached a settlement with SARS regarding the matters of its subsidiaries, and has signed an agreement of the matters. The settlement has been accounted in the Net Asset Value Statement.

No other material events occurred subsequent to 31 March 2007 other than those disclosed elsewhere in the Group Net Asset Value Statement.

20 Encumbrances

No significant assets have been encumbered or pledged other than those disclosed elsewhere.

FURTHER RENEWAL OF CAUTIONARY ANNOUNCEMENT

Shareholders are advised to continue to exercise caution when trading in their shares over-the-counter until further announcements are made.

GLOSSARY OF TERMS

"AMT" Kovacs 620 (Proprietary) Limited (Registration number 2003/019844/07) trading as Advanced Medical Technologies, a private company incorporated in South Africa, and a wholly-owned subsidiary of the JCI Group;

"AML" African Maritime Logistics (Proprietary)

Limited (Registration number 2000/011486/07), a private company incorporated in South Africa, and a subsidiary of the JCI Group;

"BEE" Black Economic Empowerment Act 53 of 2003;

"CGT" Capital Gains Tax is defined within the Eighth Schedule of the Income Tax Act No.58 of 1962 (As Amended) and applies to the taxation of the disposal of certain capital items (assets) which generate either capital gains or losses;

"Bioclones" Bioclones (Proprietary) Limited (Registration number 1982/005469/07), a private company incorporated in South Africa;

"Boschendal" Boschendal Limited (Registration number 2002/023534/06), a public company incorporated in South Africa;

"contiguous rights" collectively, and severally the Kalbasfontein rights, the WA4 rights, the Cardoville rights and the Wildebeestkuil rights as detailed in the JCI circular to shareholders issued on 15 October 2007;

"CGT" capital gains tax levied in terms of the Income Tax Act;

"CMMS" Consolidated Mining Management Services Limited (Registration number 1925/008135/06), a public company incorporated in South Africa and a subsidiary of the JCI Group;

"Cueincident" Cueincident (Proprietary) Limited, (Registration number 2000/000708/07), a private company incorporated in South Africa;

"DME" the Department of Minerals and Energy;

"Du Preez Leger Project" the Du Preez Leger Project is a project encompassing the farms Du Preez Leger 324, Jonkersrus 72, Milo 639, Rebelkop 456, Tweepan 678 and Vermeulenskraal 223 located in the district of Virginia in the Free State Province;

"FSD" Free State Development and Investment Corporation Limited (Registration number 1944/016931/06), a public company incorporated in South Africa, jointly held by JCI and R&E;

"GFO" Gold Fields Operations Limited (formerly Western Areas Limited) (Registration number 1959/003209/06), a public company incorporated in South Africa, and a wholly-owned subsidiary of Gold Fields;

"GFO transaction" the relinquishment by JCI and certain of its subsidiaries, and R&E and its subsidiary Goldridge, of rights contiguous to the South Deep gold mine, to GFO, details of which are included in the circular issued to JCI shareholders on 15 October 2007;

"Gold Fields" Gold Fields Limited (Registration number 1968/004880/06), a public company incorporated in South Africa, the shares of which are listed on the JSE, and the New York Stock Exchange;

"Goldridge" Goldridge Gold Mining Company (Proprietary) Limited (Registration number 1974/003333/07) a private company incorporated in South Africa;

"g/t" grams of gold per tonne;

"Harmony" Harmony Gold Mining Company Limited (Registration number 1950/038232/06), a public company incorporated in South Africa, the shares of which are listed on the JSE, the New York Stock Exchange and the NASDAQ stock market;

"IFRS" International Financial Reporting Standards as adopted by the International Accounting Standards Board;

"Income Tax" income Tax levied in terms of the Income Tax Act;

"Income Tax Act" the Income Tax Act 1962 (Act 58 of 1962), as amended;

"Investec" Investec Bank Limited (Registration number 1969/004763/06), a public company incorporated in South Africa, the shares of which are listed on the JSE;

"Investec loan agreement" the agreement between JCI and Investec as amended, in terms of which Investec undertook to arrange a loan facility of up to R460 million to JCIIF, the terms of which are summarised in the circular to shareholders issued on 15 October 2005. For avoidance of doubt, the latest agreement, incorporating all the respective amendments was signed on 16 January 2006;

"Investec loan facility" the loan facility made available to JCIIF in terms of the Investec loan agreement;

"Investec raising fee" details of which are contained in the circular issued to shareholders on 15 October 2007;

"Jaganda" Jaganda (Proprietary) Limited (Registration number 2004/005559/07), a private company incorporated in South Africa, and a wholly-owned subsidiary of the JCI Group;

"JCI" JCI Limited (Registration number 1894/000854/06), a public company incorporated in South Africa, the shares of which is listed on the JSE but which are suspended;

"JCI board" or "JCI directors" the current board of directors of JCI, being the reconstituted directors appointed on 24 August 2005 and subsequent changes thereto;

"JCIIF" JCI Investment Finance (Proprietary) Limited (Registration number 2005/021440/07), a private company incorporated in South Africa and a wholly-owned subsidiary of JCI;

"JCI Gold" JCI Gold Limited (Registration number 1998/005215/06), a public company incorporated in South Africa, being a wholly-owned subsidiary of JCI and a shareholder in FSD;

"JCI Group" JCI and its subsidiary companies;

"JCI shares" ordinary shares of 1 cent each in the issued

share capital of JCI;
"JORC" the Australasian Joint Ore Reserves Committee, based in Australia have developed an internationally accepted code for defining ore "resources" and "reserves";
"JSE" JSE Limited (Registration number 2005/022939/06) a public company incorporated in South Africa, which is licensed as an exchange under the Securities Services Act;
"Kovacs" Kovacs Investments 608 (Proprietary) Limited (Registration number 2003/015125/07), a private company incorporated in South Africa;
"KPMG" KPMG Inc (Registration number 1999/021543/21), a public company incorporated in South Africa;
"Letseng" Letseng Diamonds (Proprietary) Limited (Registration number 95/259), a private company incorporated in Lesotho;
"Letseng Holdings" Letseng Investment Holdings South Africa (Proprietary) Limited (Registration number 1998/023466/07), a private company incorporated in South Africa;
"Lyons" Lyons Property Solutions (Proprietary) Limited (Registration number 2006/026142/07), a private company incorporated in South Africa;
"Matodzi" Matodzi Resources Limited (Registration number 1933/004523/06), a public company incorporated in South Africa, the shares of which are listed on the JSE, a subsidiary of JCI;
"mediators" Advocate SF Burger SC, Professor H Wainer, CA(SA) and Mr C Nupen, appointed in terms of the mediation agreement;
"MSI" Mvelaphanda Security Investments (Proprietary) Limited, (Registration number 2002/008808/07), a private company incorporated in South Africa, and a wholly-owned subsidiary of the JCI Group;
"Moregate" Moregate Investments Limited (Registration number 358251), now known as African Strategic (Holdings) Limited, a public company incorporated in the British Virgin Islands;
"Moz" million ounces;
"mt" million tonnes or tons;
"NI 43-101" the standard for the reporting of minerals by competent persons established in Canada;
"oz" ounces (troy);
"Palfinger" Palfinger Southern Africa (Proprietary) Limited (Registration number 1990/003385/07), a private company incorporated in South Africa;
"proposed merger" the announcement published jointly by R&E and JCI on SENS dated 23 April 2007, incorporating details of the proposed merger of both companies;
"Rand" or "R" the South African Rand, the unit of currency in South Africa;
"R&E" Randgold & Exploration Company Limited

(Registration number 1992/005642/06), a public company incorporated in South Africa, the shares of which are listed on the JSE but which are suspended;

"R&E claims" the alleged claims by R&E against JCI;

"R&E Group Net Asset Value Statement" the R&E Group Net Asset Value Statement published on the same date as the JCI Group Net Asset Value Statement;

"SAMREC Code" South African code for reporting of mineral resources and mineral reserves;

"SARS" the South African Revenue Services is a division of the government that collects revenue and regulates all forms of tax payable by South African tax payers. SARS refers to the Income Tax Act No.58 of 1962 (as amended) for these collections and regulations;

"Securities Services Act" the Securities Services Act, 2004, (Act 36 of 2004) as amended;

"Sekunjalo" Sekunjalo Investments Limited (Registration number 1996/006093/06), a public company incorporated in South Africa, the shares of which are listed on the JSE;

"shareholders" holders of JCI shares;

"Skygistics" Skygistics (Proprietary) Limited (Registration number 2000/018328/07), a private company incorporated in South Africa;

"Simmers" Simmer and Jack Mines Limited (Registration number 1924/007778/06), a public company incorporated in South Africa, the shares of which are listed on the JSE;

"South Africa" the Republic of South Africa;

"South Deep" South Deep (a gold mine), situated in the Magesterial District of Westonia and Vanderbijlpark (Gauteng Province), owned by Gold Fields;

"St Helena" St Helena Gold Mines Limited is a company registered in South Africa (Registration Number 1905/020743/06) and located within the Free State Province of South Africa. Its main business is the mining of gold within the Free State province;

"Stonehurst properties" properties in the Stonehurst Mountain Estate situated on the slopes of the Steenberg mountain, in Cape Town;

"Tavlands" Tavlands (Proprietary) Limited (Registration number 1971/007783/07), a private company incorporated in South Africa;

"US$" United States Dollars;

"VWAP" volume weighted average price on the JSE;

"VAT" value added tax levied in terms of the VAT Act;

"VAT Act" the Value-Added Tax Act, 1991 (Act 89 of 1991), as amended;

Legal adviser and secretary and registered office	Sponsor
Ms EE Morton (BA, LLB, LLM, Attorney)	Sasfin Capital
	a division of Sasfin Bank Limited
13th Floor	(Registration number

28 Harrison Street
Johannesburg, 2001
(PO Box 11165, Johannesburg, 2000)
Telephone: +27 11 688 5100
Facsimile: +27 11 492 1070
Website: www.jci.co.za
Facsimile: +27 11 809 7726

Registered auditor
KPMG Inc.
(Registration number 1999/021543/21)
KPMG Crescent
85 Empire Road
Parktown, 2193
(Private Bag 9, Parkview, 2122)
Telephone: +27 11 647 7111
Facsimile: +27 11 647 8000

United Kingdom secretaries
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
United Kingdom
Telephone: +44 (20) 7499 3916
Facsimile: +44 (20) 7491 1989

United Kingdom registrars
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
United Kingdom
Telephone: 0870 162 3100 (from inside the United Kingdom)
Telephone: +44 (20) 8639 3399 (from outside the United Kingdom)
Facsimile: +44 (20) 8639 2342

1951/002280/06)
Sasfin Place
North Block
13 - 15 Scott Street
Waverley, 2090
(PO Box 95104, Grant Park 2051)
Telephone: +27 11 809 7500

South African transfer secretaries
Computershare Investor Services 2004 (Proprietary) Limited
(Registration number 2004/003647/07)
Ground Floor
70 Marshall Street
Johannesburg, 2001
(PO Box 61051, Marshalltown 2107)
Telephone: +27 861 100 634 or +27 11 370 5000

Communications
Brian Gibson Issue Management
Brian Gibson
23 Sutherland Avenue
Craighall Park, 2196
(PO Box 406, Parklands, 2121)
Telephone: +27 11 880 1510
Facsimile: +27 11 880 1392

FORWARD-LOOKING STATEMENT AND DISCLAIMER FOR JCI

Certain statements in this announcement, as well as oral statements that may be made by the officers, directors or employees of JCI acting on its behalf relating to such information, contain "forward-looking statements". All statements, other than statements of historical facts, are "forward-looking statements". These include, without limitation, the ability of JCI and R&E to successfully consummate a merger that is approved by the shareholders and is acceptable to the necessary governmental authorities, the fraud and misappropriation that are alleged to have occurred and the time periods affected thereby; the ability of JCI to recover any misappropriated assets and investments; the outcome of any proceedings on behalf of, or against JCI; the ability of JCI to complete its forensic investigation and prepare audited financial statements; the time period for completing the forensic investigation and audited financial statements; the amount of any claims JCI is or is not able to recover against others, and the success of its mediation with R&E; the likelihood and economic parameters of any merger arrangement between JCI and R&E; and the ultimate impact on the previously released financial statements and results, assets and investments, including with respect to business, operations,

economic performance, financial condition, outlook and trading markets of JCI. Although JCI believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct, particularly in light of the extent of the alleged frauds and misappropriations uncovered to date. Actual results could differ materially from those implied by or set out in the forward-looking statements.
Among other factors, the existence of any possible unknown liabilities, the willingness of any governmental authority to sanction any merger; the extent, magnitude and scope of any fraud and misappropriation that may be ultimately determined to have occurred and the time periods and facts related thereto following the completion of the forensic investigation and any other investigations that may be commenced and the ultimate outcome of such forensic investigation; the ability of JCI to successfully assert any claims it may have against other parties for fraud or misappropriation of JCI assets or otherwise and the solvency of any such parties; the determinations of the mediators and acceptance of any such determinations by the shareholders of JCI; the ability of JCI to defend successfully any counterclaims or proceedings against it; the ability of JCI and the forensic investigators to obtain the necessary information with respect to the transactions, assets, investments, subsidiaries and associated entities of JCI to complete the forensic investigation and prepare audited financial statements; the willingness and ability of the forensic investigators and auditors to issue any final opinions with respect thereto; the ability of JCI to implement improved systems and to correct its late reporting; the JSE`s willingness to lift its suspension of the trading of JCI`s securities on that exchange; changes in economic and market conditions; fluctuations in commodity prices and exchange rates; the success of any business and operating initiatives, including any mining rights; and changes in the regulatory environment and other government actions; business and operational risk management; other matters not yet known to JCI or not currently considered material by JCI.
All forward-looking statements attributable to JCI, or persons acting on its behalf, are qualified in their entirety by these cautionary statements. JCI expressly disclaims any obligation to release publicly any update or revisions to any forward-looking statements to reflect any changes in expectations, or any change in events or circumstances on which those statements are based, unless otherwise required by law.
13 December 2007
Johannesburg
Sponsor
Sasfin Capital
(A division of Sasfin Bank Limited)
Date: 13/12/2007 17:54:02 Produced by the JSE SENS Department.

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Exhibit 71

JCD: JCD / RNG - JCI Limited / Randgold & Exploration - Update To shareholders

JCD / RNG - JCI Limited / Randgold & Exploration - Update To shareholders
JCI LIMITED
(Incorporated in the Republic of South Africa)
Registration number 1894/000854/06
Share code: JCD & ISIN: ZAE0000039681 (Suspended)
("JCI")
Randgold & Exploration Company Limited
(Incorporated in the Republic of South Africa)
(Registration Number 1992/005642/06).
Share code: RNG & ISIN: ZAE000008819 (Suspended)
ADR Ticker symbol: RNG
Nasdaq trading symbol: RANGY (Delisted)
("R&E")
UPDATE TO SHAREHOLDERS
Proposed merger of Randgold & Exploration Company Limited ("R&E") and JCI Limited ("JCI") and in terms of a scheme of arrangement ("the scheme")
Shareholders are advised that the draft R & E and JCI circulars were delivered to the JSE and the Securities Regulation Panel on 2nd April 2008 for approval and/or response.
As soon as approval is obtained from the regulators, shareholders will be advised of the dates upon which the respective meetings of shareholders will be held to give effect to the merger.
Johannesburg
4 April 2008
Sponsor and Corporate Adviser
Sasfin Capital
A division of Sasfin Bank Limited
Certain statements in this announcement, as well as oral statements that may be made by the officers, directors or employees of each of R&E or JCI acting on its behalf relating to such information, contain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All statements, other than statements of historical facts, are "forward-looking statements". These include, without limitation, those statements concerning the combined value of the net assets of R&E and JCI; the fairness of the proposed merger ratio; the ability of R&E and JCI to successfully consummate a merger that is approved by the shareholders and is acceptable to the necessary governmental authorities or, failing that, to successfully complete an arbitration or mediation in a costly manner; the fraud and misappropriation that are alleged to have occurred and the time periods affected thereby; the ability of R&E and JCI to recover any misappropriated assets and investments; the outcome of any proceedings on behalf of, or against R&E or JCI; the ability of each of R&E and JCI to complete its forensic investigation and prepare audited financial statements; the time period for completing the forensic investigation and audited financial statements; the amount of any claims R&E is or is not able to recover against others, including JCI, and the ultimate impact on the previously released financial statements and results, assets and investments, including with respect to Randgold Resources Limited, business, operations, economic performance, financial condition, outlook and trading markets of R&E and JCI. Although R&E and JCI believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct, particularly in light of the extent of the alleged frauds and misappropriations uncovered to date. Actual results could differ materially from those implied by or set out in the forward-looking statements.
Among other factors, these include the inherent difficulties and uncertainties in ascertaining the combined values of the net assets of R&E and JCI, particularly in light of the absence of any independent valuations; the existence of any unknown liabilities; the age of the financial information included in any announcements and the absence of any audited financial statements or unqualified fairness opinions; the willingness of any governmental authority to sanction any merger in light of the absence of independent valuations or otherwise; the extent, magnitude and scope of any fraud and misappropriation that may be ultimately determined to have occurred and the time periods and facts related thereto following the completion of the forensic investigation and any other investigations that may be commenced and the ultimate outcome of such forensic investigation; the ability of R&E to successfully assert any claims it may have against other parties for fraud or misappropriation of R&E's assets or otherwise and the solvency of any such

2736

parties, including JCI; the ability of any alleged perpetrators to successfully counter-sue JCI following the scheme of arrangement for any recoveries that R&E may be able to obtain; which would reduce the value of JCI and accordingly R&E; the acceptance of any statement and opinion of the Mediators by the shareholders of R&E and JCI; the ability of R&E and JCI to successfully defend any counterclaims or proceedings against them; the ability of each of R&E and JCI and the forensic investigators to obtain the necessary information with respect to the transactions, assets, investments, subsidiaries and associated entities of R&E and JCI to complete the forensic investigation and prepare audited financial statements; the willingness and ability of the forensic investigators and auditors to issue any final opinions with respect thereto; the ability of R&E to implement improved systems and to correct its late reporting; the JSE Limited's willingness to lift its suspension of the trading of R&E's securities on that exchange; changes in economic and market conditions; fluctuations in commodity prices and exchange rates; the success of any business and operating initiatives, including any mining rights; changes in the regulatory environment and other government actions; business and operational risk management; other matters not yet known to R&E or JCI or not currently considered material by R&E or JCI; and the risks identified in Item 3 of R&E's most recent annual report on Form 20-F filed with the SEC and its other filings and submissions with the SEC. All forward-looking statements attributable to R&E, or persons acting on its behalf, are qualified in their entirety by these cautionary statements. R&E expressly disclaims any obligation to release publicly any update or revisions to any forward-looking statements to reflect any changes in expectations, or any change in events or circumstances on which those statements are based, unless otherwise required by law.

Date: 04/04/2008 15:15:48 Produced by the JSE SENS Department.

2008-04-04 15:15:49 *Source: JSE News Service (SENS)*

Exhibit 72

JCD / RNG - JCI Limited / Randgold & Exploration - 4 Apr 2008

JCD RNG KRHT
JCD RNG
JCD / RNG - JCI Limited / Randgold & Exploration - Update To shareholders
JCI LIMITED
(Incorporated in the Republic of South Africa)
Registration number 1894/000854/06
Share code: JCD & ISIN: ZAE0000039681 (Suspended)
("JCI")
Randgold & Exploration Company Limited
(Incorporated in the Republic of South Africa)
(Registration Number 1992/005642/06)
Share code: RNG & ISIN: ZAE000008819 (Suspended)
ADR Ticker symbol: RNG
Nasdaq trading symbol: RANGY (Delisted)
("R&E")

UPDATE TO SHAREHOLDERS

Proposed merger of Randgold & Exploration Company Limited ("R&E") and JCI Limited ("JCI") and in terms of a scheme of arrangement ("the scheme")

Shareholders are advised that the draft R & E and JCI circulars were delivered to the JSE and the Securities Regulation Panel on 2nd April 2008 for approval and/or response.

As soon as approval is obtained from the regulators, shareholders will be advised of the dates upon which the respective meetings of shareholders will be held to give effect to the merger.

Johannesburg
4 April 2008
Sponsor and Corporate Adviser
Sasfin Capital
A division of Sasfin Bank Limited

Certain statements in this announcement, as well as oral statements that may be made by the officers, directors or employees of each of R&E or JCI acting on its behalf relating to such information, contain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All statements, other than statements of historical facts, are "forward-looking statements". These include, without limitation, those statements concerning the combined value of the net assets of R&E and JCI; the fairness of the proposed merger ratio; the ability of R&E and JCI to successfully consummate a merger that is approved by the shareholders and is acceptable to the necessary governmental authorities or, failing that, to successfully complete an arbitration or mediation in a costly manner; the fraud and misappropriation that are alleged to have occurred and the time periods affected thereby; the ability of R&E and JCI to recover any misappropriated assets and investments; the outcome of any proceedings on behalf of, or against R&E or JCI; the ability of each of R&E and JCI to complete its forensic investigation and prepare audited financial statements; the time period for completing the forensic investigation and audited financial statements; the amount of any claims R&E is or is not able to recover against others, including JCI, and the ultimate impact on the previously released financial statements and results, assets and investments, including with respect to Randgold Resources Limited, business, operations, economic performance, financial condition, outlook and trading markets of R&E and JCI. Although R&E and JCI believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct, particularly in light of the extent of the alleged frauds and misappropriations uncovered to date. Actual results could differ materially from those implied by or set out in the forward-looking statements.

Among other factors, these include the inherent difficulties and uncertainties in ascertaining the combined values of the net assets of R&E and JCI, particularly in light of the absence of any independent valuations; the

existence of any unknown liabilities; the age of the financial information included in any announcements and the absence of any audited financial statements or unqualified fairness opinions; the willingness of any governmental authority to sanction any merger in light of the absence of independent valuations or otherwise; the extent, magnitude and scope of any fraud and misappropriation that may be ultimately determined to have occurred and the time periods and facts related thereto following the completion of the forensic investigation and any other investigations that may be commenced and the ultimate outcome of such forensic investigation; the ability of R&E to successfully assert any claims it may have against other parties for fraud or misappropriation of R&E's assets or otherwise and the solvency of any such parties, including JCI; the ability of any alleged perpetrators to successfully counter-sue JCI following the scheme of arrangement for any recoveries that R&E may be able to obtain; which would reduce the value of JCI and accordingly R&E; the acceptance of any statement and opinion of the Mediators by the shareholders of R&E and JCI; the ability of R&E and JCI to successfully defend any counterclaims or proceedings against them; the ability of each of R&E and JCI and the forensic investigators to obtain the necessary information with respect to the transactions, assets, investments, subsidiaries and associated entities of R&E and JCI to complete the forensic investigation and prepare audited financial statements; the willingness and ability of the forensic investigators and auditors to issue any final opinions with respect thereto; the ability of R&E to implement improved systems and to correct its late reporting; the JSE Limited's willingness to lift its suspension of the trading of R&E's securities on that exchange; changes in economic and market conditions; fluctuations in commodity prices and exchange rates; the success of any business and operating initiatives, including any mining rights; changes in the regulatory environment and other government actions; business and operational risk management; other matters not yet known to R&E or JCI or not currently considered material by R&E or JCI; and the risks identified in Item 3 of R&E's most recent annual report on Form 20-F filed with the SEC and its other filings and submissions with the SEC. All forward-looking statements attributable to R&E, or persons acting on its behalf, are qualified in their entirety by these cautionary statements. R&E expressly disclaims any obligation to release publicly any update or revisions to any forward-looking statements to reflect any changes in expectations, or any change in events or circumstances on which those statements are based, unless otherwise required by law.

Date: 04/04/2008 15:15:48 Produced by the JSE SENS Department.

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Exhibit 73

JCI LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1894/000854/06)
Share code: JCD (Suspended)
ISIN: ZAE000039681
("JCI")

Randgold & Exploration Company Limited
(Incorporated in the Republic of South Africa)
(Registration number 1992/005642/06)
Share code: RNG (Suspended)
ISIN: ZAE000008819
(R&E)

PROPOSED SETTLEMENT AGREEMENT AND RENEWAL OF CAUTIONARY ANNOUNCEMENT

JCI and R&E are pleased to announce that they have entered into a Memorandum of Understanding ("MOU") which is intended to lead to a full and final settlement of all claims by R&E against JCI and vice versa. In terms of the MOU, the companies record their intention to conclude a binding Settlement Agreement ("Settlement Agreement"). The settlement agreement will cater for a settlement on commercial terms similar to that of the proposed merger of the companies announced on SENS on 23 April 2007.

The Settlement Agreement will be subject to a number of conditions precedent, including the approval of the shareholders of JCI and R&E in general meeting. It is intended that should the Settlement Agreement become binding on JCI and R&E, the proposed merger (which has not been aborted) will not proceed.

RENEWAL OF CAUTIONARY ANNOUNCEMENT

Further to the cautionary announcements, the last of which were dated 10 July 2008, shareholders are advised to continue to exercise caution when trading in their shares over-the-counter until a further announcement is made.

18 July 2008

Johannesburg

Sponsor

Sasfin Capital

(A division of Sasfin Bank Limited)

Exhibit 74

RNG JCD
RNG
RNG - Randgold & Exploration Company Limited - Proposed settlement agreement and renewal of cautionary announcement
Randgold & Exploration Company Limited
(Incorporated in the Republic of South Africa)
(Registration number 1992/005642/06)
Share code: RNG (Suspended)
ISIN: ZAE000008819
(R&E)
JCI LIMITED
Incorporated in the Republic of South Africa)
Registration number 1894/000854/06)
Share code: JCD (Suspended)
ISIN: ZAE000039681
("JCI")
PROPOSED SETTLEMENT AGREEMENT AND RENEWAL OF CAUTIONARY ANNOUNCEMENT
JCI and R&E are pleased to announce that they yesterday signed a Memorandum of Understanding ("MOU").
In terms of the MOU, and subject to the fulfilment of conditions precedent:
* JCI shall cause 8 650 000 Gold Fields Limited shares to be registered in the name of R&E;
* JCI shall cause 6 196 868 R&E shares, which are registered in the name of JCI to be registered in the name of R&E;
* R&E shall cause 265 935 854 JCI shares, which are registered in the name of R&E to be transferred to JCI; and
* JCI shall register 285 899 200 Jaganda (Pty) Limited preference shares ("the prefs") in the name of R&E(Being 80% of JCI's interest in the prefs)
In terms of the MOU, the companies will endeavour to conclude a binding Settlement Agreement ("Settlement Agreement") within 21 days, which is intended to provide for a full and final settlement of all claims by R&E against JCI and vice versa. The Settlement Agreement, if concluded, is an alternative to the proposed merger and will result in a similar financial outcome for the shareholders of the companies.
The Settlement Agreement will be subject to a number of conditions precedent which will be included in circulars for approval by the shareholders of JCI and R&E in general meeting. It is intended that should the Settlement Agreement become binding on JCI and R&E, the proposed merger (which has not been aborted at this stage) will not proceed.
RENEWAL OF CAUTIONARY ANNOUNCEMENT
Further to the cautionary announcements, the last of which were dated 10 July 2008, shareholders are advised to continue to exercise caution when trading in their shares over-the-counter until a further announcement is made.
22 July 2008
Johannesburg
Sponsor
Sasfin Capital
(A division of Sasfin Bank Limited)
Date: 23/07/2008 08:12:01 Produced by the JSE SENS Department.

Exhibit 75

RNG
RNG
RNG - Randgold & Exploration Company Limited - Update To Shareholders
Randgold & Exploration Company Limited
(Incorporated in the Republic of South Africa)
(Registration number 1992/005642/06)
Share code: RNG
ISIN: ZAE000008819 (Suspended)
NASDAQ trading symbol: RANGY (delisted)
ADR ticker symbol: RNG
("R&E" or "the Company")
UPDATE TO SHAREHOLDERS
As disclosed previously, R&E has and continues to find itself unable to produce meaningful Annual Financial Statements, due to the alleged falsifications and misappropriations which occurred during the tenure of the previous board of directors under the leadership of the late Brett Kebble. In the main, the assets in the possession of the company currently consist of investments in listed equities, cash, prospecting rights and various claims (including the R&E claims against JCI Limited ("JCI")). Given the company's inability to produce Annual Financial Statements, the Board of R&E deems the regular publication of R&E's net asset value statement together with other relevant information, as an appropriate means of updating shareholders.
Shareholders are informed accordingly that R&E has today published on its website an update of financial and other relevant information.
(www.randgold.co.za) In addition, shareholders will be posted a copy of the document containing the full publication, as soon as practicable.
The publication consists of the following salient items:
Overview of R&E's progress in resolving the JCI dispute;
Overview of other activities;
Overview of the net asset value as at 31 March 2008;
R&E's future strategy;
Overview of R&E's claims against JCI and its subsidiaries and associated companies;
Summary of forensic findings of John Louw McKnight & Co (Pty) Limited;
R&E's Litigation Statement including a statement of settlements concluded; and
R&E's Net Asset Value Statement at 31 March 2008 incorporating the Limited Assurance Report of the Independent Auditors.
By order of the Board
Company Secretary
24 July 2008
Sponsor
Sasfin Capital
A division of Sasfin Bank Limited
Date: 24/07/2008 15:12:01 Produced by the JSE SENS Department.

Exhibit 76

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JCD / RNG - JCI Limited / Randgold & Exploration C

31 Jul 2008

JCD RNG
JCD RNG
JCD / RNG - JCI Limited / Randgold & Exploration Company - Memorandum Of Understanding Between JCI And R&E

JCI LIMITED
Incorporated in the Republic of South Africa)
Registration number 1894/000854/06)
Share code: JCD (Suspended)
ISIN: ZAE000039681
("JCI")

Randgold & Exploration Company Limited
(Incorporated in the Republic of South Africa)
(Registration number 1992/005642/06)
Share code: RNG (Suspended)
ISIN: ZAE000008819
(R&E)

MEMORANDUM OF UNDERSTANDING BETWEEN JCI AND R&E

Further to the announcement which featured on SENS on 22 July 2008, in terms whereof JCI and R&E announced that they had concluded a Memorandum of Understanding as a precursor to a possible settlement agreement between them, which settlement is intended, subject to the fulfillment of various conditions precedent, to give rise to amongst other things JCI causing 285 899 200 preference shares in the preference share capital of Jaganda (Pty) Ltd to be transferred to R&E. In relation to such announcement, JCI deems it appropriate to inform shareholders of the following, which has been taken into consideration in the negotiations and conclusion of the Memorandum of Understanding:

1. Jaganda (Pty) Ltd has been renamed Xelexwa Investment Holdings (Pty) Ltd;
2. Jaganda (Pty) Ltd was placed into final liquidation by the High Court of South Africa (South Eastern Cape Local Division) under Case number 626/08 on 1 April 2008;
3. JCI is currently engaged in attempts, through legal recourse, to set aside the order of liquidation.

31 July 2008
Johannesburg
Sponsor
Sasfin Capital
(A division of Sasfin Bank Limited)

Date: 31/07/2008 09:13:43 Produced by the JSE SENS Department.

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Exhibit 77

JCD / RNG - JCI Limited / Randgold & Exploration C

19 Aug 2008

JCD RNG
JCD
JCD / RNG - JCI Limited / Randgold & Exploration Company Limited - Shareholders Update On Settlement Negotiations

JCI LIMITED
(Incorporated in the Republic of South Africa)
Registration number 1894/000854/06
Share code: JCD ISIN: ZAE000039681
(Suspended) ("JCI")
Randgold & Exploration Company Limited
(Incorporated in the Republic of South Africa)
(Registration number 1992/005642/06)
Share code: RNG
ISIN: ZAE000008819 (Suspended)
NASDAQ trading symbol: RANGY (delisted)
ADR ticker symbol: RNG
("R&E" or "the Company")

Joint announcement by R&E and JCI
Shareholders update on Settlement negotiations

Shareholders are referred to the SENS announcement released on 22 July 2008 where R&E and JCI informed shareholders that a Memorandum of Understanding ("MOU") was signed between the parties. Amongst various conditions, the MOU provided for a period of 21 days in which the companies were expected to sign a full and final settlement agreement.

The parties have subsequently agreed to extend the 21 day period to 25 August 2008.

Shareholders will be kept informed of developments.

Johannesburg
19 August 2008
Sponsor
Sasfin Capital
A division of Sasfin Bank Limited

Date: 19/08/2008 15:52:01 Produced by the JSE SENS Department.

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Exhibit 78

RNG
RNG
RNG - Randgold & Exploration Company Limited - Update to shareholders and renewal of cautionary announcement
Randgold & Exploration Company Limited
(Incorporated in the Republic of South Africa)
(Registration number 1992/005642/06)
Share code: RNG (Suspended)
ISIN: ZAE000008819
("R&E")

UPDATE TO SHAREHOLDERS AND RENEWAL OF CAUTIONARY ANNOUNCEMENT

R&E CLAIMS AGAINST JCI LIMITED ("JCI")

1. Shareholders are referred to the SENS announcement released on 22 July 2008 in which R&E and JCI informed shareholders that a Memorandum of Understanding ("MOU") had been signed between the parties.
2. R&E advises shareholders that the companies have not been able to achieve the settlement agreement as envisaged in the MOU.
3. Furthermore, R&E and JCI have not been able to execute the proposed merger as contemplated in the joint SENS announcement of 23 April 2007 and consequently, the merger having failed, the dispute between the companies will now be referred to arbitration.

R&E CLAIMS AGAINST THIRD PARTIES

Further to what was reported in the R&E update to shareholders on 24 July 2008, R&E has recently instituted claims out of the Witwatersrand Local Division of the High Court against the following parties:

1. Bookmark Holdings (Pty) Limited ("Bookmark")
   R&E and Randgold Resources Holdings Limited ("Holdings") have issued summons against Bookmark, Sello Rasethaba and John Chris Lamprecht ("Lamprecht"), claiming R3 307 981 275.00, alternatively an amount which represents the value of 7 567 500 shares in the issued share capital of Randgold Resources Limited ("Resources"). There are a number of further alternatives to the main claim.
2. Action against the former directors and associated parties
   R&E, Holdings and First Wesgold Mining (Pty) Limited ("First Wesgold") have issued summons against the following parties:
   a. Hendrik Buitendag ("Buitendag");
   b. John Stratton ("Stratton");
   c. Charles Cornwall;
   d. Lieben Swanevelder;
   e. Lunga Ncwana;
   f. Songeso Mjongile;
   g. Equitant Trading (Pty) Limited;
   h. Demitrios Perevos; and
   i. Lamprecht.

   The claims comprise 16 claims in total and collectively amount to R12 534 232 511.00. There are a number of alternative claims and not each of the parties above is cited in every claim.
3. Charles Orbach and Company ("Charles Orbach")
   R&E has issued summons against Charles Orbach, claiming a total amount of R2 832 519 782.43.
4. Societe Generale ("SOCGEN")
   R&E and Holdings have issued summons against SOCGEN Johannesburg Branch, claiming payment of R658 179 309.70.
5. Gold Fields Operations Limited
   R&E and Holdings have issued summons against Gold Fields Operations Limited, in which R&E and Holdings place reliance on 5 claims totaling R11 453 896 600.00. There are a number of alternatives to the main claims.
6 Summons Against Lamprecht, Buitendag and Stratton
   R&E and Holdings have issued summons against Lamprecht, Buitendag and Stratton.
   The summons is for payment of the amount of R389 823 970.00 and is an alternative claim to R&E's claim against the former directors and associated parties, based on the 7 300 000 Resources shares which R&E alleges were misappropriated from it.
7. Investec Bank Limited ("Investec")
   R&E and Holdings have issued summons against Investec, claiming payment of R270 758 672.90.

8. Tlotlisa Securities (Pty) Limited ("T-Sec") and associated parties

R&E and Holdings have issued summons against:

a. T-Sec;

b. Tlotlisa Holdings Limited;

c. Peter Henry Gray ("Gray"); and

d. Leonard Steenkamp.

The summons against all four defendants is for payment of the amount of R648 083 359.06 and an alternative claim against Gray for an amount of R80 000 000.00.

Shareholders are cautioned that the above claims and those included in the update to shareholders of 24 July 2008 are yet to be proven in a court of law and the board can not with any degree of certainty predict the outcome of the subsequent litigation. Furthermore, such recoveries as may be made against one party could result in the adjustment of the amounts claimed against another party. The board of R&E will at all times consider the commercial viability of claims and will keep shareholders informed of developments in this regard.

RENEWAL OF CAUTIONARY ANNOUNCEMENT

Further to the cautionary announcements, the last of which was dated 22 July 2008, and in the light of the above, shareholders are advised to continue to exercise caution when trading in their shares over-the-counter until a further announcement is made in this regard.

Johannesburg

26 August 2008

PSG Capital (Pty) Limited: Sponsor

Van Hulsteyns Attorneys: Attorneys to R&E

Date: 26/08/2008 10:27:01 Produced by the JSE SENS Department.

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Exhibit 79

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JCD - JCI Limited - Mediation process with Randgol 27 Aug 2008

JCD KRHT
JCD
JCD - JCI Limited - Mediation process with Randgold & Exploration Company Limited ("R&E") further cautionary announcement
JCI LIMITED
(Incorporated in the Republic of South Africa)
Registration number 1894/000854/06
Share code: JCD ISIN: ZAE000039681 (Suspended)
("JCI")
MEDIATION PROCESS WITH RANDGOLD & EXPLORATION COMPANY LIMITED ("R&E")
FURTHER CAUTIONARY ANNOUNCEMENT

JCI shareholders are referred to previous joint announcements by JCI and R&E ("the companies"), the salient ones of which were dated 15 March 2007, 28 February 2007, 23 April 2007, 22 July 2008 and 19 August 2008. These announcements related to the mediation process undertaken by the companies in respect of claims between them arising from alleged mismanagement by the former boards of the two companies under the late Mr Brett Kebble.

Shareholders are further referred to an announcement released unilaterally on SENS by R&E on 26 August 2008, the contents of which will be discussed later in this announcement.

Shareholders are reminded that the companies, on 7 April 2006, agreed to enter into a mediation agreement ("the Mediation Agreement"), in terms of which they agreed to cooperate fully and in good faith with each other in investigating their respective claims and defences and to present their disputed claims to independent mediators who in turn would make recommendations for a resolution of the dispute to the shareholders of both companies. The boards of both companies agreed to present these recommendations, once made, to their respective shareholders, together with their own views thereon. Should the shareholders of both companies in general meeting accept the recommendations, they would become binding. If the mediation were to fail, the companies would enter into an arbitration phase.

In the joint announcement of 23 April 2007, the companies advised that pursuant to a recommendation by the mediators, their respective boards had resolved to propose a merger between the companies ("the merger"). The proposed merger did not terminate the Mediation Agreement. The companies embarked on a difficult process to effect the merger, which has to date not been finalised.

Subsequently, on 22 July 2008 the companies announced the signing of a memorandum of understanding ("MOU") in terms of which they advised their shareholders that they would endeavour to enter a binding settlement agreement to provide for a full and final settlement of all claims between the companies by means of a transfer of assets between them. The announcement stated that "should the Settlement Agreement become binding on JCI and R&E, the proposed merger (which has not been aborted at this stage) will not proceed."

The R&E announcement of 26 August 2008 stated that the companies "have not been able to achieve the settlement agreement as envisaged by the MOU," and that "R&E and JCI have not been able to execute the proposed merger... and consequently, the merger having failed, the dispute between the companies will now be referred to arbitration."

JCI advises its shareholders that the failure to achieve the settlement as contemplated by the MOU does not preclude JCI and R&E from continuing to endeavour to achieve a merger between them pursuant to the recommendation of the mediators as advised in the joint announcement of 23 April 2007. There is no reason why this process should be aborted or terminated. JCI notes the announcement of R&E that R&E is of the view that the disputes between the companies should now be referred to arbitration and JCI will engage with R&E on these issues.

Accordingly, JCI shareholders are advised to continue to exercise caution in dealing in their shares (over the counter) until a further announcement is made.

Johannesburg
27 August 2008

Sponsor
Sasfin Capital
A division of Sasfin Bank Limited
Date: 27/08/2008 17:21:01 Produced by the JSE SENS Department.

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Exhibit 80

JCD - JCI Limited - Further Cautionary Announcemen 14 Oct 2008

JCD
JCD
JCD - JCI Limited - Further Cautionary Announcement
JCI LIMITED
(Incorporated in the Republic of South Africa)
Registration number 1894/000854/06
Share code: JCD & ISIN: ZAE000039681 (Suspended)
("JCI")

FURTHER CAUTIONARY ANNOUNCEMENT

JCI shareholders are referred to previous joint announcements by JCI and Randgold and Exploration Limited ("R&E") ("the companies"), the salient ones of which were dated 15 March 2007, 28 February 2007, 23 April 2007, 22 July 2008, and 19 August 2008, and to the separate announcements by R&E dated 26 August 2008 and by JCI dated 27 August 2008. These announcements related to the mediation process undertaken by the companies in respect of claims between them arising from alleged mismanagement by the former boards of the two companies under the late Mr Brett Kebble.

JCI advises its shareholders that discussions between JCI and R&E are ongoing. Accordingly, JCI shareholders are advised to continue to exercise caution in dealing in their shares (over the counter) until a further announcement is made.

Johannesburg
14 October 2008
Sponsor
Sasfin Capital
A division of Sasfin Bank Limited

Date: 14/10/2008 17:59:14 Produced by the JSE SENS Department.

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Exhibit 81

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RNG - Randgold & Exploration Company - Further Ren

31 Oct 2008

RNG

RNG

RNG - Randgold & Exploration Company - Further Renewal Of Cautionary Announcement

Randgold & Exploration Company Limited (Suspended)
Incorporated in the Republic of South Africa)
Registration number 1992/005642/06)
Share code: RNG
ISIN: ZAE000008819
Nasdaq trading symbol: RANGY (delisted)
ADR ticker symbol: RNG
("R&E" or "the Company")

FURTHER RENEWAL OF CAUTIONARY ANNOUNCEMENT

Further to R&E's SENS announcement dated 26 August 2008 and the announcement by JCI Limited ("JCI") on 27 August 2008, as well as R&E's renewal of the cautionary announcement on 7 October 2008, shareholders are informed that R&E is currently engaged in without prejudice discussions with JCI regarding the possibility of a merger between them, which may have a material effect on the price of the Company's securities. Accordingly, shareholders are advised to continue to exercise caution when trading in their shares over the counter until a full announcement is made in due course.

31 October 2008
Johannesburg
Sponsor
PSG Capital (Pty) Limited

Date: 31/10/2008 10:14:01 Produced by the JSE SENS Department.

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Exhibit 82

JCD RNG
JCD RNG

RNG/ JCD - Randgold & Exploration Company Limited/JCI Limited - The proposed merger of the companies and the further renewal of cautionary announcement

Randgold & Exploration Company Limited (Suspended)
Incorporated in the Republic of South Africa)
Registration number 1992/005642/06)
Share code: RNG
ISIN: ZAE000008819
Nasdaq trading symbol: RANGY (delisted)
ADR ticker symbol: RNG
("R&E")

JCI Limited (Suspended)
(Incorporated in the Republic of South Africa)
Registration number 1894/00854/06
Share code: JCD & ISIN: ZAE000039681
("JCI")

JOINT ANNOUNCEMENT BY R&E AND JCI (collectively "the companies" or "both companies"): THE PROPOSED MERGER OF THE COMPANIES AND THE FURTHER RENEWAL OF CAUTIONARY ANNOUNCEMENT

1. On 26 August 2008, R&E announced on SENS that the company had not been able to achieve the settlement agreement with JCI as envisaged in the Memorandum of Understanding (MOU) signed by the companies and furthermore, had not been able to effect the proposed merger as contemplated in the joint SENS announcement of 23 April 2007.
2. R&E announced further that, the merger having failed, the dispute between the companies would be referred to arbitration.
3. On 27 August 2008, JCI published a SENS announcement stating that in its view there was no reason why the merger should be aborted and that JCI intended engaging with R&E in regard to the issues raised in R&E`s announcement.
4. Following R&E`s SENS announcement of 26 August 2008, discussions with shareholders and JCI regarding a possible merger were revived. These discussions have progressed to such a stage that R&E no longer feels it necessary to persist with its position as announced on 26 August 2008.
5. On 31 October 2008 R&E renewed its cautionary announcement and indicated that it is engaged in "without prejudice" discussions with JCI regarding the possibility of a merger.
6. The Boards of R&E and JCI have each resolved to proceed with the merger of the companies based on a merger ratio of 1 R&E share in exchange for every 95 JCI shares which is the ratio proposed in the announcement of 23 April 2007.
7. The proposal will be subject to regulatory approval being obtained, the shareholders of R&E and JCI voting in favour thereof, and the scheme of arrangement to be proposed by R&E to JCI shareholders (excluding R&E) being implemented in all respects by 31 March 2009 or such later date as may be agreed between the companies.
7. The successful implementation of the proposed merger will result in:
   7.1 R&E becoming the owner of the entire issued share capital of JCI, thereby obtaining control of the underlying business and assets of JCI; and
   7.2 the listing of JCI shares on the JSE, being terminated; and
   7.3 the current shareholders of R&E and JCI, owning approximately 78% and 22% of the post merger R&E share capital respectively.
8. Shareholders in both companies will be kept abreast of developments as soon as practically possible. Both companies have resubmitted draft documentation to the JSE Limited and Securities Regulation Panel for approval.
9. Accordingly, shareholders in both companies are advised to continue to exercise caution when trading in their shares over the counter.

6th November 2008
Johannesburg
Sponsor to R&E
PSG Capital (Pty) Limited
Sponsor to JCI
Sasfin Capital
A division of Sasfin Bank Limited
Date: 06/11/2008 17:45:30 Produced by the JSE SENS Department.

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END